

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2015

Via E-mail
Helaine Kaplan
President
Deutsche Mortgage & Asset Receiving Corporation
60 Wall Street
New York, New York 10005

> **Re:** **Deutsche Mortgage & Asset Receiving Corporation**
> **Draft ABS Registration Statement on Form SF-3**
> **Submitted February 19, 2015**
> **CIK No. 0001013454**

Dear Ms. Kaplan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement to ABSDrafts@sec.gov as a text-searchable PDF or publicly filing your registration statement on EDGAR. All e-mailed amendment submissions must be accompanied by a marked copy as a text-searchable PDF. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Please note that all draft registration statements, comment letters, and company response letters will be made publicly available on EDGAR after completion of our review and posting may be in advance of your anticipated effective date.

Draft Registration Statement on Form SF-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please include your exhibits with your next submission.

Cover Page of the Registration Statement

3. Please use bracketed language on the cover page to indicate that you will disclose the aggregate principal amount of all securities offered.

4. Please revise footnote (2) to the Calculation of Registration Fee table to disclose the initial filing date of the prior registration statement. Refer to Rule 457(p) under the Securities Act.

Form of Prospectus

Cover Page of the Form of Prospectus

5. If you intend to elect deferred payment of registration fees under Rule 456, please revise the cover page to include the Calculation of Registration Fee table that will be updated pursuant to paragraph (c)(1)(ii) of the rule.

6. Please revise the cross-reference to the footnotes on the table to refer to pages 3 and 4 of the prospectus.

Summary of Terms

Relevant Parties – Significant Obligors, page 23, and Description of the Mortgage Pool – Mortgage Pool Characteristics – Significant Mortgage Loans and Significant Obligors, page 130

7. We note that you contemplate including any obligor, property or lessee representing 10% or more of the asset pool as a significant obligor. Please confirm that you will also include any group of affiliated obligors, related properties or affiliated lessees relating to

any pool asset or group of pool assets as a significant obligor. Refer to Item 1101(k) of Regulation AB.

8. Please add bracketed language in the form of prospectus to clarify that you will provide the descriptive and financial information as outlined in Items 1112(a) and (b) of Regulation AB for each significant obligor.

Offered Certificates – Pass-Through Rates – Servicing and Administration Fees, page 29

9. Please include a summary of the distribution priority of the servicing and administration fees. Refer to Item 1103(a)(7) of Regulation AB.

10. We note your statement that "[t]he master servicer and special servicer are also entitled to additional fees and amounts, including income on the amounts held in certain accounts and certain permitted investments, liquidation fees and workout fees." Please revise to include more specificity about these additional fees and amounts or a cross-reference to where more detailed information in the prospectus is provided.

11. We note that the disclosure does not state whether the asset representations reviewer is required to be paid any fees other than the fee for each loan it reviews upon the completion of the review. Please confirm that you have disclosed all fees and expenses associated with the asset representations reviewer, including retention fees.

Offered Certificates – Distributions – Amount and Order of Distributions, page 31

12. We note your statement that "funds available for distribution from the mortgage loans, net of (i) specified expenses of the issuing entity." Please revise to clarify whether "expenses of the issuing entity" include servicing and administration fees.

Offered Certificates – Distributions – Subordination, Allocation of Losses and Certain Expenses, page 33

13. We note your statement that "[o]ther than the subordination of certain classes of certificates … no other form of credit enhancement will be available…" We also note on page 45 that other forms of credit enhancement may be provided. Please reconcile these statements.

14. If you plan to indicate that other forms of credit enhancement may be provided, confirm that you will add such credit enhancement by post-effective amendment pursuant to Rule 430D(d)(2). Please confirm that such amendment would provide the required disclosure about the other forms of credit enhancement or other support in accordance with Item 1103(a)(3)(ix) of Regulation AB.

Offered Certificates – Distributions – [Liquidation or Other Performance Triggers], page 36

15. We note your statement that "a description of any liquidation or performance triggers, if any" will be provided. Please include a summary of any events in the transaction agreements that can trigger liquidation or amortization of the asset pool, or other performance triggers that would alter the transaction structure or the flow of funds, including but not limited to, the exercise of a defeasance option and any partial releases. Refer to Item 1103(a)(3)(vii) and 1113(a)(6) of Regulation AB.

Risk Factors

General

16. Please confirm that the prospectus for each takedown will include only those risk factors that are applicable to the transaction and that such risk factors will be limited to only the most significant risks.

Underwritten Net Cash Flow Could be Based on Incorrect or Failed Assumptions, page 76

17. We note your disclosure that, among other things, debt service coverage ratios set forth in the prospectus may vary from such ratios in the related mortgage loan documents. Please consider adding disclosure about the debt service coverage ratio data points in asset-level disclosure, once asset-level disclosure is required to be provided, and explain how such disclosure will differ from the other disclosure provided in the prospectus or mortgage loan documents. Refer to Items 601(b)(102) and 601(b)(103) of Regulation S-K.

The Mortgage Loans Have Not Been Re-Underwritten by Us, page 77

18. We note on page 77 that you have not re-underwritten the mortgage loans and you have relied on the representations and warranties made by the related sponsor and the remedies for breach of a representation and warranty. Please revise to clarify what you mean by the term "re-underwritten." Also, it appears that the risk factor should consider the relationship with the review that will be performed with respect to the pool assets in compliance with Securities Act Rule 193 and the related results, as appropriate.

Potential Conflicts of Interest of the Master Servicer and the Special Servicer, page 94

19. We note that the master servicer or special servicer will be required to enforce the obligations of the mortgage loan sellers under the mortgage loan purchase agreements (MLPAs) pursuant to the terms of the pooling and servicing agreement and the MLPAs. Please include risk factor disclosure about the possible conflicts of interest that the master servicer or special servicer may have with the mortgage loan sellers and how that those conflicts could affect the master servicer or special servicer's enforcement of the mortgage loan seller's obligations.

Description of the Mortgage Pool

General, page 118

20. We note that you define "Pari Passu Companion Loans" as mortgage loans that "are part of a split loan structure where each Mortgage Loan is part of a split loan structure." Please revise or explain.

Mortgage Pool Characteristics – [[Prefunding] [Revolving] Period], page 130

21. We note that you contemplate a prefunding period to purchase additional mortgage loans. Please include a description of any prefunding period. Refer to Item 1103(a)(5) of Regulation AB. Please also confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that you will not use more than 25% of the proceeds of the offering to fund any prefunding account.

22. We note that you contemplate a revolving period. Please include a description of any revolving period. Refer to Item 1103(a)(5) of Regulation AB. Because your securities are backed by an asset pool that is not considered revolving in nature, please also confirm that any revolving period will comply with Item 1101(c)(3)(iii) of Regulation AB, and will not extend for more than three years from the date of issuance.

23. Please disclose whether there will be any differences in the underwriting criteria used to select the mortgage loans during the revolving or prefunding period, from the underwriting criteria used to select the current asset pool. Refer to Item 1111(g)(7) of Regulation AB.

24. Please include a description of the nature of the review of assets added to the pool during the prefunding or revolving period performed by the issuer or sponsor as required by Rule 193 and whether those assets deviate from disclosed underwriting criteria or other criteria. Refer to Items 1111(a)(7) and 1111(a)(8) of Regulation AB.

Certain Terms of the Mortgage Loans, page 144

25. We note your bracketed disclosure about negative amortization loans here but are unable to locate any other disclosure in the prospectus or any risk factors about these loans. Please revise or explain.

Additional Indebtedness – Mezzanine Indebtedness, page 151

26. We note your description of the intercreditor agreements related to the mezzanine loans. Please clarify whether this summary of intercreditor agreements also applies to future mezzanine debt. Also, please revise the reference in the first sentence of the full paragraph on page 152 to the table of existing mezzanine loans to reflect that the table is above, not below.

The Whole Loans – The Serviced Pari Passu Whole Loan, page 155

27. We note that the Serviced Pari Passu Whole Loan will be serviced by the master servicer and special servicer pursuant to the pooling and servicing agreement but subject to the terms of the Pari Passu Serviced Intercreditor Agreement. Please include the form of the Pari Passu Serviced Intercreditor Agreement with your next submission and add it to the Exhibit Index.

The Whole Loans – The Serviced AB Whole Loan, page 157

28. We note that the rights of the holders of the AB Mortgage Loan and the Trust Subordinate Companion Loan are subject to the AB Intercreditor Agreement. Please include the form of the AB Intercreditor Agreement with your next submission and add it to the Exhibit Index.

The Non-Serviced Whole Loan, page 163

29. Please include the form of the Non-Serviced Pooling and Servicing Agreement and the form of the Non-Serviced Intercreditor Agreement with your next submission and add them to the Exhibit Index.

Additional Information, page 166

30. Please revise this section to include bracketed disclosure describing the asset-level information that you are required to provide for offerings of securities issued after the compliance date for the asset-level data requirements.

Transaction Parties

The Sponsors and Mortgage Loan Sellers, page 166

31. Please confirm that there is no material risk that the sponsor's ability to comply with the repurchase or replacement provisions for breaches of representations and warranties in the transaction agreements could have a material impact on the asset-backed securities or pool performance. Refer to Item 1104(f) of Regulation AB.

32. Please add bracketed language in the form of prospectus to clarify that, where applicable, you will identify any originator or group of affiliated originators that originate 10% or more of the pool assets, and any originator(s) originating less than 10% of the pool assets if the cumulative amount originated by parties other than the sponsor or its affiliates is more than 10% of the pool assets. Refer to Item 1110(a) of Regulation AB.

33. Please add bracketed language in the form of prospectus to clarify that, where applicable, you will provide the information as outlined in Item 1110(b) of Regulation AB regarding any originator or group of affiliated originators that originate 20% or more of the pool assets.

34. Please confirm that there is no material risk that the ability of an originator to comply with the repurchase or replacement provisions for breaches of representations and warranties in the transaction agreements could have a material impact on the asset-backed securities or pool performance. Refer to Item 1110(c) of Regulation AB.

35. We note your statement that a third party will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

36. Please revise to disclose the underwriting criteria for a loan underwritten by an originator other than GACC.

[Credit Risk Retention], page 182

37. We note that you have indicated in brackets that you intend to provide certain additional disclosures in compliance with the risk retention rules. In your next submission of an amended registration statement, please revise the disclosure to include a description of the valuation methodology that you will use to calculate fair values, including key inputs

and assumptions and other historical information. Please also disclose the method, including key inputs and assumptions, by which you will determine the range of bona fide estimates or specified prices, tranche sizes, or rates of interest of each tranche that will be used to determine the range of fair values. Your disclosure should include a summary description of the reference data set or other historical information used to develop the key inputs and assumptions disclosed including loss given default and default rates. Refer to Rule 4(c)(1)(i) of Regulation RR (17 CFR Part 246).

38. Please include a placeholder or confirm that the sponsor intends to provide the required post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found. Refer to Rule 4(c)(1)(ii) and (c)(2)(ii) of Regulation RR.

39. Please add bracketed language in the form of prospectus to confirm that the conditions permitting the allocation of risk retention to an originator will be satisfied at closing. Refer to Rule 11(a) of Regulation RR.

40. We note your placeholders that disclosure will be added relating to qualifying CRE loans. Please revise your disclosure to include bracketed language to describe the manner in which the sponsor determined the aggregate risk retention requirement after including qualifying CRE loans, the assets that are qualifying assets, and the material differences between the group of qualifying assets and the group of non-qualifying assets. Refer to Rule 15(a)(4) and (b)(3) of Regulation RR.

Description of the Certificates

General, page 186

41. We note that in the list of assets of the issuing entity, you include the phrase "among other things." Please revise to disclose what these other things may be. Refer to Item 1111(a) of Regulation AB.

Exchanges of the Exchangeable Certificates, page 190

42. Please expand your discussion of the exchangeable certificates to describe more fully how an exchange may occur and the possible conditions and limitations of the exchange feature. To aid investors' understanding, please consider providing an example of how the exchangeable certificates will work.

43. We note your disclosure that certificateholders may be required to pay certain fees charged by DTC in connection with each exchange and that such fees must be received by the certificate administrator prior to the exchange date or such exchange will not be effected. Please tell us whether you will be relying on the exemption from registration

provided by Section 3(a)(9) under the Securities Act with respect to such exchanges. Additionally, please tell us whether you anticipate any fees being charged in connection with each exchange other than the DTC fees.

Distributions – Method, Timing and Amount, page 191

44. We note the term Class [PEZ] Distribution Account on page 192 is not defined in your registration statement. Please define this term or otherwise revise as appropriate.

Reports to Certificateholders; Certain Available Information – Certificate Administrator Reports, page 206

45. Please correct the reference to the form of Distribution Date statement to refer to Annex B.

46. We note that the master servicer or special servicer may omit any information from the CREFC Reports that they regard as confidential. Please tell us what information the master servicer or special servicer would deem to be confidential and what criteria, if any, they are required to use in making that determination. Please also confirm that the master servicer or special servicer will not omit any information that they deem to be confidential that is required by Item 1125 of Regulation AB or other requirements.

47. We note your statement that "[n]one of the master servicer, the special servicer, the trustee or the certificate administrator will be responsible for the accuracy or completeness of any information supplied to it by a borrower, the depositor, any sponsor or a master servicer, a special servicer or other similar party under an Non-Serviced PSA or other third party that is included in any reports, statements, materials or information prepared or provided by the master servicer, the special servicer, the trustee or the certificate administrator, as applicable." This statement seems to act as a disclaimer of the accuracy of required information. It is also unclear what information in the certificate administrator reports that the certificate administrator may be responsible to confirm is complete, reliable, accurate and suitable and what information in the reports is the responsibility of other entities to confirm is complete, reliable, accurate and suitable, and the identity of such entities. In light of such concerns, please tell us why such a disclaimer is appropriate and how the certificate administrator and the other parties participating in the servicing function will be capable of providing their Item 1122 assessment of compliance with the servicing criteria applicable to them if they are taking no responsibility for the completeness, reliability, accuracy or suitability of information received from third parties.

Voting Rights, page 213

48. Please tell us how a notional reduction in the certificate balance for appraisal reduction amounts could impact the voting rights in connection with an asset review vote election and an asset review vote.

Delivery, Form, Transfer and Denomination – Book-Entry Registration, page 214

49. We note your statement that "[t]he information in this prospectus concerning DTC, Clearstream and Euroclear and their book-entry systems has been obtained from sources believed to be reliable, but neither the depositor nor the underwriters takes any responsibility for the accuracy or completeness of this information." A disclaimer of liability for material information provided by the depositor or underwriters or any of their affiliates is not appropriate. Please delete the disclaimer here, and delete any other similar disclaimers in the prospectus.

Description of the Mortgage Loan Purchase Agreements, page 217

50. We note that you qualify the definition of "Diligence File" to include documents related to the origination and servicing of the Mortgage Loans or Serviced Whole Loans "in each case, to the extent that the originator received such in connection with the origination of the *Delinquent Loan*" (emphasis added). Please clarify whether the reference to Delinquent Loan should be revised to refer to the Mortgage Loans or Serviced Whole Loans.

51. We note that the Purchase Price with respect to any Mortgage Loan and the Trust Companion Loan includes all reasonable out-of-pocket expenses incurred by the master servicer, special servicer, the depositor, the certificate administrator, the asset representations reviewer, or the trustee in enforcing a mortgage loan seller's repurchase obligations due to a material defect or omission. Please clarify whether this includes expenses incurred by investors in utilizing the asset representations reviewer or dispute resolution provisions.

52. We note under your definition of "Qualified Substitute Mortgage Loan" that the substitute mortgage loan must, among other things, "comply (except in a manner that would not be adverse to the interests of the Certificateholders) as of the date substitution in all material respects with all of the representations and warranties set forth in the related MLPA." Please tell us by example when a substitution that does not comply with the representations and warranties could be made "in a manner that would not be adverse to the interest of the Certificateholders."

Dispute Resolution Provision, page 223

53. We note that the dispute resolution provision provides for a right for the requesting party to refer a dispute "in the event that a Breach Notice is received by a mortgage loan seller and the Material Defect to which the Breach Notice relates is not Resolved within 180 days." We further note that a Breach Notice must be provided from a party to the PSA and requires that the party make a determination of breach of the representations and warranties. However, the shelf provision provides that the 180 days begin from a "notice of the repurchase request." Accordingly, we believe your provision here does not comply with the shelf eligibility requirement relating to dispute resolution. Please revise. Refer to Section V.B.3(a)(3) of Release No. 33-9638 (Sept. 4, 2014) (the "2014 Regulation AB II Adopting Release").

54. Additionally, we note that your definition of "resolved" with respect to a material defect includes the master servicer or special servicer withdrawing a breach notice upon "its determination, in accordance with the Servicing Standard, that a Material Defect does not exist or it is in the best interest of the issuing entity to withdraw the repurchase request." Because this provision may prevent a party from being able to effectively utilize the dispute resolution provision, we believe that this does not comply with the shelf eligibility requirements relating to dispute resolution. Accordingly, please remove or revise.

55. We note that the requesting investor that wishes to refer a dispute to mediation or arbitration will be required to provide indemnity to the issuing entity against the costs, expenses and liabilities that may be incurred related to the mediation or arbitration. We believe that such a requirement would not satisfy the shelf eligibility requirements as it would undermine General Instruction I.B.1(c)(B) of Form SF-3. Accordingly, please remove or revise.

Description of the Certificates – Certificateholder Communication, page 226

56. We note your disclosure on page 217 that the securities administrator will include in each Form 10-D any request received from an investor to communicate with other investors. Please revise your disclosure to include a description of the process that investors will use to communicate their requests to communicate to the securities administrator, including any requirements for providing proof of beneficial ownership. Please also include disclosure about how the expenses associated with the investor communication provision, if any, will be paid. See Section V.B.3.(a).(4) of the 2014 ABS Adopting Release and Instruction to General Instruction I.B.1(d) of Form SF-3.

Pooling and Servicing Agreement

Servicing and Other Compensation and Payment of Expenses, page 236

57. In the table, please include all fees and expenses paid to the asset representations reviewer. Please also include any fees and expenses to be paid in connection with the non-serviced loan, including those noted in the bracketed language on page 247 under the heading Asset Representations Reviewer Compensation, or tell us why there will be no fees and expenses to be paid or payable out of the pool of assets. Refer to Item 1113(c) of Regulation AB.

The Operating Advisor – Eligibility of Operating Advisor, page 282

58. We note your statement that "[t]he operating advisor will be required to be an Eligible Operating Advisor." Please add language to clarify that the operating advisor will be required to be an Eligible Operating Advisor at all times throughout the life of the transaction.

The Asset Representations Reviewer – Asset Review, page 286

59. We note that in calculating the delinquency threshold you count only "Relevant Mortgage Loans," which you define as "Mortgage Loans other than Mortgage Loans that have been previously been the subject of an Asset Review and delivery of an Asset Review Report." The instruction to General Instruction I.B.1(b) of Form SF-3 requires that the threshold of delinquent assets "shall be calculated as a percentage of the aggregate dollar amount of delinquent assets in a given pool to the aggregate dollar amount of all the assets in that particular pool, measured as of the end of the reporting period." Accordingly, we believe that the delinquency threshold does not meet the requirements of General Instruction I.B.1(b) of Form SF-3. Please revise.

60. Please revise your disclosure regarding the appropriateness of the delinquency trigger to include a comparison of the delinquency trigger against the delinquencies disclosed for prior securitized pools of commercial mortgages in which German American Capital Corporation was the sponsor. While CMBS sponsors, in providing such comparison, are not required to disclose the delinquencies of prior securitized pools in accordance with the requirements of Item 1105 of Regulation AB, a comparison against the delinquencies of prior securitized pools is still required in order for investors to analyze the reasonableness of the delinquency trigger selected.

61. Please remove the 25% quorum requirement for the asset review vote as a quorum provision is not included as a permissible restriction under General Instruction I.B.1.(b) of Form SF-3, which states, in part, that "the agreement not require more than: (a) 5% of the total interest in the pool in order to initiate a vote and (b) a simple majority of those

interest casting a vote to direct a review by the asset representations reviewer." Please see also Section V.B.3(a)(2)(c)(i)(b) of the 2014 ABS Adopting Release in which the Commission stated that final asset review shelf requirement does not allow the transaction parties to add additional restrictions or requirements on the shelf triggers "in order to make it more onerous for investors to utilize the provision."

62. We note that in order for a vote to authorize a review to occur that the certificateholders calling for the vote must provide payment to the certificate administrator for the reasonable fees and expenses to be incurred by the certificate administrator in administering an asset review vote. We believe that such a requirement would not satisfy the shelf eligibility requirements as it appears to unduly discourage certificateholders to call for a review. Accordingly, please revise or remove.

63. We note your disclosure that the asset representations reviewer's review of the compliance of each delinquent loan with representations and warranties made about the loan is limited to those representations and warranties that are "directly related to the nature of the delinquency." General Instruction I.B.1(b) of Form SF-3 does not limit the review of compliance the representations and warranties to only those directly related to the nature of the delinquency. Please revise or advise.

64. While we note your disclosure that the asset representations reviewer will provide the final results of its review to the parties to the PSA, please provide disclosure in this section clarifying which transaction party will make a determination that non-compliance with the representations and warranties constitutes a breach of a contractual provision.

Rights Upon Servicer Termination Event, page 296

65. We note that the asset representations reviewer or any of its affiliates may be appointed as a successor master servicer or special servicer. Please revise. Under Item 1101(m) of Regulation AB the asset representations reviewer cannot be affiliated with the servicer or any of its affiliates.

Evidence as to Compliance, page 305

66. We note that each of the master servicer, special servicer, custodian, trustee and certificate administrator are responsible for assessments and statements of compliance under Items 1122 and 1123 of Regulation AB. However, other potential servicing function participants are contemplated elsewhere in the prospectus, including in connection with the non-serviced mortgage loans. Please either revise this section to include the responsibilities of such servicing function participants or tell us why they are not responsible for providing such assessments and statements of compliance.

[Description of the Credit Support, Liquidity Support or Derivatives Instrument], page 309

67. We note your disclosure in the form of the prospectus stating that if any other credit or liquidity support is provided that the prospectus will include a description, among other things, about the nature and amount of such coverage. Securities Act Rule 430D(d)(2) requires the registrant to file a post-effective amendment to the registration statement to add information about credit enhancements that were not described as contemplated in the registration statement. Please revise the form of prospectus to fully describe these credit enhancements and other support or, in the alternative, confirm that you will file a post-effective amendment to the registration statement to add such information.

Use of Proceeds, page 332

68. We note that "certain of the net proceeds … will be used by the depositor to purchase the mortgage loans from the mortgage loan sellers and to pay certain expenses in connection with the issuance of the certificates." Please provide bracketed language indicating that that you will disclose the amount of expenses payable from offering proceeds, separately identifying the type and amount of expenses paid to each of the sponsor, servicer, depositor, issuing entity, originator, underwriter, or any affiliate of the foregoing. Refer to Item 1107(j) of Regulation AB.

Method of Distribution (Underwriter), page 366

69. Please revise your disclosure to limit any continuous offerings for ABS offerings to "all or none" offerings. Refer to Rule 415 under the Securities Act and Section V.B.4 of the 2014 ABS Adopting Release.

Annexes

70. We note in parts of the form of prospectus that you will provide certain information in Annex A; however, Annex A-1, for example, lacks any bracketed disclosure regarding certain characteristics of the mortgage loans and mortgage properties that will be provided. In your next amendment, please include bracketed disclosure about the information that will be included in Annex A-1, Annex A-2, and Annex A-3, respectively.

Part II. Information Not Required in Prospectus

Item 14. Exhibits

71. Please revise the part of the footnote to the exhibit table that indicates that the Depositor CEO certification will be filed as an exhibit to each final prospectus filed under Rule 424(b)(2) or (5). While the certification should be filed by the date of the filing of the

final prospectus, the certification should be filed under cover of Form 8-K. See Item 1101(f) of Regulation AB.

72. Please confirm to us that you will file the certification relating to qualifying CRE loans if you intend to use the exemption under the risk retention rules. Refer to Rule 17(a)(10) of Regulation RR.

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Anna Glick, Esq., Cadwalader, Wickersham & Taft LLP
        Robert Kim, Esq., Cadwalader, Wickersham & Taft LLP

CADWALADER

Cadwalader, Wickersham & Taft LLP
One World Financial Center, New York, NY 10281
Tel +1 212 504 6000 Fax +1 212 504 6666
www.cadwalader.com

New York London Charlotte Washington
Houston Beijing Hong Kong Brussels

June 2, 2015

Katherine Hsu
Office Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Deutsche Mortgage & Asset Receiving Corporation
     Draft ABS Registration Statement on Form SF-3
     Submitted February 19, 2015
     CIK No. 0001013454

Dear Ms. Hsu:

We are counsel to Deutsche Mortgage & Asset Receiving Corporation (the "Registrant") under the above-captioned draft registration statement (the "Registration Statement"). We have reviewed your letter dated March 31, 2015 (the "Comment Letter") transmitting comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the first draft submission (the "First Draft Submission") delivered to the Staff on February 19, 2015 and have discussed the comments contained in the Comment Letter with various representatives of the Registrant. Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our second draft submission (the "Second Draft Submission") submitted herewith. Included with this letter is a clean copy of the Second Draft Submission together with a copy marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

For your convenience, the Staff's comments are repeated in italics below, followed by the Registrant's responses. References to page numbers in the Second Draft Submission are to the marked version.

DRAFT REGISTRATION STATEMENT ON FORM S-3

General

1. *Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the*

Katherine Hsu
June 2, 2015

depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

The Registrant confirms that it and any issuing entity previously established, directly or indirectly, by it and any affiliate of it has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as that covered by the Registration Statement. The Registrant does not have any affiliates that have offered any class of asset-backed securities involving the same asset class as this offering.

2. *Please include your exhibits with your next submission.*

The Registrant has previously submitted a draft form of pooling and servicing agreement and mortgage loan purchase agreement, however, a revised draft form of pooling and servicing agreement and mortgage loan purchase agreement is being submitted with the Second Draft Submission. The Registrant is also submitting with the Second Draft Submission a form of underwriting agreement and a form of certification in accordance with Item 601(b)(36) of Regulation S-K.

Cover Page of the Registration Statement

3. *Please use bracketed language on the cover page to indicate that you will disclose the aggregate principal amount of all securities offered.*

The Registrant believes that the disclosure in the fee table is consistent with Rule 457(s) and disclosure in other "pay-as-you-go" shelf registration statements for well-known seasoned issuers.

4. *Please revise footnote (2) to the Calculation of Registration Fee table to disclose the initial filing date of the prior registration statement. Refer to Rule 457(p) under the Securities Act.*

The Registrant has modified footnote (2) to the Calculation of Registration Fee table in response to the Staff's comment.

Katherine Hsu
June 2, 2015

<u>FORM OF PROSPECTUS</u>

Cover Page of the Form of Prospectus

5. *If you intend to elect deferred payment of registration fees under Rule 456, please revise the cover page to include the Calculation of Registration Fee table that will be updated pursuant to paragraph (c)(1)(ii) of the rule.*

   The Registrant has modified the cover page of the Second Draft Submission in response to the Staff's comment.

6. *Please revise the cross-reference to the footnotes on the table to refer to pages 3 and 4 of the prospectus.*

   The Registrant has modified the cover page of the Second Draft Submission in response to the Staff's comment.

Summary of Terms

Relevant Parties – Significant Obligors, page 23, and Description of the Mortgage Pool – Mortgage Pool Characteristics – Significant Mortgage Loans and Significant Obligors, page 130

7. *We note that you contemplate including any obligor, property or lessee representing 10% or more of the asset pool as a significant obligor. Please confirm that you will also include any group of affiliated obligors, related properties or affiliated lessees relating to any pool asset or group of pool assets as a significant obligor. Refer to Item 1101(k) of Regulation AB.*

   The Registrant confirms that it will include any group of affiliated obligors, related properties or affiliated lessees relating to any pool asset or group of pool assets as a significant obligor.

8. *Please add bracketed language in the form of prospectus to clarify that you will provide the descriptive and financial information as outlined in Items 1112(a) and (b) of Regulation AB for each significant obligor.*

   The Registrant has modified pages 24 and 136 of the Second Draft Submission in response to the Staff's comment.

Offered Certificates – Pass-Through Rates – Servicing and Administration Fees, page 29

9. *Please include a summary of the distribution priority of the servicing and administration fees. Refer to Item 1103(a)(7) of Regulation AB.*

    The Registrant has modified page 30 of the Second Draft Submission in response to the Staff's comment.

10. *We note your statement that "[t]he master servicer and special servicer are also entitled to additional fees and amounts, including income on the amounts held in certain accounts and certain permitted investments, liquidation fees and workout fees." Please revise to include more specificity about these additional fees and amounts or a cross-reference to where more detailed information in the prospectus is provided.*

    The Registrant has modified page 30 of the Second Draft Submission in response to the Staff's comment.

11. *We note that the disclosure does not state whether the asset representations reviewer is required to be paid any fees other than the fee for each loan it reviews upon the completion of the review. Please confirm that you have disclosed all fees and expenses associated with the asset representations reviewer, including retention fees.*

    The Registrant has not yet negotiated a fee arrangement with an asset representations reviewer. The applicable disclosure in the First Draft Submission represents the fees and expenses presently contemplated by the Registrant to be paid to the asset representations reviewer. The Registrant confirms that any changes in fees and expenses payable to any transaction party for a particular securitization transaction will be reflected in the related prospectus to the extent required under Regulation AB or material to investors.

Offered Certificates – Distributions – Amount and Order of Distributions, page 31

12. *We note your statement that "funds available for distribution from the mortgage loans, net of (i) specified expenses of the issuing entity" Please revise to clarify whether "expenses of the issuing entity" include servicing and administration fees.*

    The Registrant has modified page 31 of the Second Draft Submission in response to the Staff's comment.

Katherine Hsu
June 2, 2015

Offered Certificates – Distributions – Subordination, Allocation of Losses and Certain Expenses, page 33

13.   *We note your statement that "[o]ther than the subordination of certain classes of certificates…no other form of credit enhancement will be available…" We also note on page 45 that other forms of credit enhancement may be provided. Please reconcile these statements.*

The Registrant has modified page 334 of the Second Draft Submission in response to the Staff's comment.

14.   *If you plan to indicate that other forms of credit enhancement may be provided, confirm that you will add such credit enhancement by post-effective amendment pursuant to Rule 430D(d)(2). Please confirm that such amendment would provide the required disclosure about the other forms of credit enhancement or other support in accordance with Item 1103(a)(3)(ix) of Regulation AB.*

The Registrant has determined not to include in its Registration Statement provisions related to other forms of credit enhancement and, if it wishes to include structural features including alternative forms of credit enhancement in future transactions, it will do so by filing a post-effective amendment to its Registration Statement.

Offered Certificates – Distributions – [Liquidation or Other Performance Triggers], page 36

15.   *We note your statement that "a description of any liquidation or performance triggers, if any" will be provided. Please include a summary of any events in the transaction agreements that can trigger liquidation or amortization of the asset pool, or other performance triggers that would alter the transaction structure or the flow of funds, including but not limited to, the exercise of a defeasance option and any partial releases. Refer to Item 1103(a)(3)(vii) and 1113(a)(6) of Regulation AB.*

The Registrant has modified page 36 of the Second Draft Submission to eliminate references to liquidation or performance triggers.

Katherine Hsu
June 2, 2015

Risk Factors

General

16. *Please confirm that the prospectus for each takedown will include only those risk factors that are applicable to the transaction and that such risk factors will be limited to only the most significant risks.*

The Registrant confirms that the prospectus for each takedown will include only those risk factors that are applicable to the transaction and the risk factors will address the most significant risks.

Underwritten Net Cash Flow Could be Based on Incorrect or Failed Assumptions, page 76

17. *We note your disclosure that, among other things, debt service coverage ratios set forth in the prospectus may vary from such ratios in the related mortgage loan documents. Please consider adding disclosure about the debt service coverage ratio data points in asset-level disclosure, once asset-level disclosure is required to be provided, and explain how such disclosure will differ from the other disclosure provided in the prospectus or mortgage loan documents. Refer to Items 601(b)(102) and 601(b)(103) of Regulation S-K.*

The Registrant has modified page 80 of the Second Draft Submission to eliminate the disclosure in question.

The Mortgage Loans Have Not Been Re-Underwritten by Us, page 77

18. *We note on page 77 that you have not re-underwritten the mortgage loans and you have relied on the representations and warranties made by the related sponsor and the remedies for breach of a representation and warranty. Please revise to clarify what you mean by the term "re-underwritten." Also, it appears that the risk factor should consider the relationship with the review that will be performed with respect to the pool assets in compliance with Securities Act Rule 193 and the related results, as appropriate.*

The Registrant has modified pages 80-81 of the Second Draft Submission in response to the Staff's comment.

Risks Related to Conflicts of Interest – Potential Conflicts of Interest of the Master Servicer and the Special Servicer, page 94

19. *We note that the master servicer or special servicer will be required to enforce the obligations of the mortgage loan sellers under the mortgage loan purchase agreements (MLPAs) pursuant to the terms of the pooling and servicing agreement and the MLPAs. Please include risk factor disclosure about the possible conflicts of interest that the master servicer or special servicer may have with the mortgage loan sellers and how that those conflicts could affect the master servicer or special servicer's enforcement of the mortgage loan seller's obligations.*

   The Registrant has modified pages 98-99 of the Second Draft Submission in response to the Staff's comment.

Description of the Mortgage Pool

General, page 118

20. *We note that you define "Pari Passu Companion Loans" as mortgage loans that "are part of a split loan structure where each Mortgage Loan is part of a split loan structure." Please revise or explain.*

   The Registrant has modified page 122 of the Second Draft Submission in response to the Staff's comment.

Mortgage Pool Characteristics – [[Prefunding] [Revolving] Period], page 130

21. *We note that you contemplate a prefunding period to purchase additional mortgage loans. Please include a description of any prefunding period. Refer to Item 1103(a)(5) of Regulation AB. Please also confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that you will not use more than 25% of the proceeds of the offering to fund any prefunding account.*

   The Registrant has modified page 135 of the Second Draft Submission to eliminate references to a prefunding period.

22. *We note that you contemplate a revolving period. Please include a description of any revolving period. Refer to Item 1103(a)(5) of Regulation AB. Because your securities are backed by an asset pool that is not considered revolving in nature, please also*

confirm that any revolving period will comply with Item 1101(c)(3)(iii) of Regulation AB, and will not extend for more than three years from the date of issuance.

The Registrant has modified page 135 of the Second Draft Submission to eliminate references to revolving periods.

23. *Please disclose whether there will be any differences in the underwriting criteria used to select the mortgage loans during the revolving or prefunding period, from the underwriting criteria used to select the current asset pool. Refer to Item 1111(g)(7) of Regulation AB.*

As mentioned above, the Registrant has modified page 135 of the Second Draft Submission to eliminate references to prefundings and revolving periods.

24. *Please include a description of the nature of the review of assets added to the pool during the prefunding or revolving period performed by the issuer or sponsor as required by Rule 193 and whether those assets deviate from disclosed underwriting criteria or other criteria. Refer to Items 1111(a)(7) and 1111(a)(8) of Regulation AB.*

As mentioned above, the Registrant has modified page 135 of the Second Draft Submission to eliminate references to prefundings and revolving periods.

Certain Terms of the Mortgage Loans, page 144

25. *We note your bracketed disclosure about negative amortization loans here but are unable to locate any other disclosure in the prospectus or any risk factors about these loans. Please revise or explain.*

The Registrant has modified page 150 of the Second Draft Submission to eliminate references to negative amortization loans.

Additional Indebtedness – Mezzanine Indebtedness, page 151

26. *We note your description of the intercreditor agreements related to the mezzanine loans. Please clarify whether this summary of intercreditor agreements also applies to future mezzanine debt. Also, please revise the reference in the first sentence of the full paragraph on page 152 to the table of existing mezzanine loans to reflect that the table is above, not below.*

The summary of the intercreditor agreements related to mezzanine loans does not apply to future mezzanine debt. As described in the Second Draft Submission, any future

mezzanine debt will be subject to an intercreditor agreement, with respect to which a rating agency confirmation is required pursuant to the terms of the PSA. As such, the terms of the intercreditor agreement for future mezzanine loan are not expected to be significantly different from the terms of the existing intercreditor agreements. However, the specific terms of any mezzanine intercreditor agreement would not be known at the time of any securitization. The Registrant has also modified page 157 of the Second Draft Submission to refer to the table above.

The Whole Loans - The Serviced Pari Passu Whole Loan, page 155

27.   *We note that the Serviced Pari Passu Whole Loan will be serviced by the master servicer and special servicer pursuant to the pooling and servicing agreement but subject to the terms of the Pari Passu Serviced Intercreditor Agreement. Please include the form of the Pari Passu Serviced Intercreditor Agreement with your next submission and add it to the Exhibit Index.*

The Registrant does not believe a form of Pari Passu Serviced Intercreditor Agreement is required to be filed as part of its Registration Statement, because the Registrant believes it is not a material contract required to be filed under Item 601 of Regulation S-K. Each intercreditor agreement relates to one specific loan, and is viewed as an agreement that is part of the loan file for the specific loan. As is the case with other agreements in the loan file, such as loan agreements or cash management agreements, intercreditor agreements and agreements specific to the applicable loan whose provisions need to be observed by the servicer. They are not servicing agreements, which are separately addressed under Regulation AB. Servicing of the applicable loan requires the servicer to conform to the lenders obligations under all loan-related agreements, of which the intercreditor agreement is one.

The Registrant indicated in the First Draft Submission that the description of the Pari Passu Serviced Intercreditor Agreement will be updated in the prospectus for any specific transaction to reflect the final terms of any Pari Passu Serviced Intercreditor Agreement because the terms of any Pari Passu Serviced Intercreditor Agreement related to a particular Whole Loan will be specifically negotiated by the related mortgage loan seller. However, since these agreements will be subject to a review by the rating agencies, the Registrant does not believe that the final terms of each Pari Passu Intercreditor Agreement would be significantly different from the general terms described in the First Draft Submission. The disclosure included in the First Draft Submission and Second Draft Submission for which the applicable Whole Loan relates is intended to provide a general sense of the type of information that would be included for any particular Pari Passu Serviced Intercreditor Agreement. As such, filing a form of Pari Passu Serviced

Intercreditor Agreement would not provide any material information to an investor that is not already included in the Second Draft Submission.

The Whole Loans - The Serviced AB Whole Loan, page 157

28.   *We note that the rights of the holders of the AB Mortgage Loan and the Trust Subordinate Companion Loan are subject to the AB Intercreditor Agreement. Please include the form of the AB Intercreditor Agreement with your next submission and add it to the Exhibit Index.*

See response to question 27.

The Non-Serviced Whole Loan, page 163

29.   *Please include the form of the Non-Serviced Pooling and Servicing Agreement and the form of the Non-Serviced Intercreditor Agreement with your next submission and add them to the Exhibit Index.*

The Registrant believes that filing a form of the Non-Serviced Pooling and Servicing Agreement for each Non-Serviced Pooling and Servicing Agreement is not feasible because each securitization program uses a different form of Non-Serviced Pooling and Servicing Agreement and it is unknown which securitization program will govern the servicing of a Non-Serviced Whole Loan. The Registrant believes that the general terms of actual Non-Serviced Pooling and Servicing Agreements will not be significantly different from the terms of the PSA or Non-Serviced Pooling and Servicing Agreement described in the First Draft Submission because those agreements are subject to a review by the rating agencies. Please note that actual Non-Serviced Pooling and Servicing Agreements are filed with a Current Report on Form 8-K for each transaction.

Additional Information, page 166

30.   *Please revise this section to include bracketed disclosure describing the asset-level information that you are required to provide for offerings of securities issued after the compliance date for the asset-level data requirements.*

The Registrant has modified page 171 of the Second Draft Submission in response to the Staff's comment.

Katherine Hsu
June 2, 2015

Transaction Parties

The Sponsors and Mortgage Loan Sellers, page 166

31.   *Please confirm that there is no material risk that the sponsor's ability to comply with the repurchase or replacement provisions for breaches of representations and warranties in the transaction agreements could have a material impact on the asset-backed securities or pool performance. Refer to Item 1104(f) of Regulation AB.*

The Registrant confirms that there is no material risk that the sponsor's ability to comply with the repurchase or replacement provisions for breaches of representations and warranties in the transaction agreements could have a material impact on the asset-backed securities or pool performance. If there is such a risk in any particular transaction relating to an identified sponsor, the Registrant will include the disclosure required by Item 1104(f) of Regulation AB in the prospectus for that transaction. The Registrant has modified page 181 of the Second Draft Submission to add bracketed language indicating that such disclosure may be included in connection with each take-down.

32.   *Please add bracketed language in the form of prospectus to clarify that, where applicable, you will identify any originator or group of affiliated originators that originate 10% or more of the pool assets, and any originator(s) originating less than 10% of the pool assets if the cumulative amount originated by parties other than the sponsor or its affiliates is more than 10% of the pool assets. Refer to Item 1110(a) of Regulation AB.*

The Registrant has modified page 181 of the Second Draft Submission in response to the Staff's comment.

33.   *Please add bracketed language in the form of prospectus to clarify that, where applicable, you will provide the information as outlined in Item 1110(b) of Regulation AB regarding any originator or group of affiliated originators that originate 20% or more of the pool assets.*

The Registrant has modified page 181 of the Second Draft Submission in response to the Staff's comment.

34.   *Please confirm that there is no material risk that the ability of an originator to comply with the repurchase or replacement provisions for breaches of representations and warranties in the transaction agreements could have a material impact on the asset-backed securities or pool performance. Refer to Item 1110(c) of Regulation AB.*

Katherine Hsu
June 2, 2015

If there is any originator that is not a sponsor and such originator has any repurchase or substitution obligation under the related MLPA, the Registrant will include the disclosure required by Item 1110(c) of Regulation AB in the prospectus for that transaction. The Registrant has modified page 181 of the Second Draft Submission to add bracketed language indicating that such disclosure may be included in connection with each take-down.

35. *We note your statement that a third party will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).*

The Registrant confirms that if the Registrant or an underwriter obtain a due diligence report from a third-party provider for any offering occurring on or after June 15, 2015 the Registrant, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report the Registrant or the underwriter have obtained.

36. *Please revise to disclose the underwriting criteria for a loan underwritten by an originator other than GACC.*

The Registrant is not able to provide underwriting criteria for originators other than GACC because the entities that may be originators in any specific transaction are not known at this time. The Registrant has modified page 181 of the Second Draft Submission to indicate that information regarding the underwriting criteria for each other originator will be provided in connection with each take-down.

[Credit Risk Retention], page 182

37. *We note that you have indicated in brackets that you intend to provide certain additional disclosures in compliance with the risk retention rules. In your next submission of an amended registration statement, please revise the disclosure to include a description of the valuation methodology that you will use to calculate fair values, including key inputs and assumptions and other historical information. Please also disclose the method, including key inputs and assumptions, by which you will*

determine the range of bona fide estimates or specified prices, tranche sizes, or rates of interest of each tranche that will be used to determine the range of fair values. Your disclosure should include a summary description of the reference data set or other historical information used to develop the key inputs and assumptions disclosed including loss given default and default rates. Refer to Rule 4(c)(1)(i) of Regulation RR (17 CFR Part 246).

The Registrant has modified pages 188-200 of the Second Draft Submission in response to the Staff's comment.

38.   *Please include a placeholder or confirm that the sponsor intends to provide the required post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found. Refer to Rule 4(c)(1)(ii) and (c)(2)(ii) of Regulation RR.*

The Registrant confirms that each sponsor will provide any required post-closing disclosure in accordance with the risk retention requirements by filing that information on Form 8-K within a reasonable period of time after the closing of any securitization.

39.   *Please add bracketed language in the form of prospectus to confirm that the conditions permitting the allocation of risk retention to an originator will be satisfied at closing. Refer to Rule 11(a) of Regulation RR.*

The Registrant has modified pages 188 of the Second Draft Submission in response to the Staff's comment.

40.   *We note your placeholders that disclosure will be added relating to qualifying CRE loans. Please revise your disclosure to include bracketed language to describe the manner in which the sponsor determined the aggregate risk retention requirement after including qualifying CRE loans, the assets that are qualifying assets, and the material differences between the group of qualifying assets and the group of non-qualifying assets. Refer to Rule 15(a)(4) and (b)(3) of Regulation RR.*

The Registrant has modified pages 200 of the Second Draft Submission in response to the Staff's comment.

Description of the Certificates

General, page 186

41. *We note that in the list of assets of the issuing entity, you include the phrase "among other things." Please revise to disclose what these other things may be. Refer to Item 1111(a) of Regulation AB.*

The Registrant has modified page 200 of the Second Draft Submission to delete the phrase.

Exchanges of Exchangeable Certificates, page 190

42. *Please expand your discussion of the exchangeable certificates to describe more fully how an exchange may occur and the possible conditions and limitations of the exchange feature. To aid investors' understanding, please consider providing an example of how the exchangeable certificates will work.*

The Registrant has modified pages 204-205 of the Second Draft Submission in response to the Staff's comment.

43. *We note your disclosure that certificateholders may be required to pay certain fees charged by DTC in connection with each exchange and that such fees must be received by the certificate administrator prior to the exchange date or such exchange will not be effected. Please tell us whether you will be relying on the exemption from registration provided by Section 3(a)(9) under the Securities Act with respect to such exchanges. Additionally, please tell us whether you anticipate any fees being charged in connection with each exchange other than the DTC fees.*

The Registrant is relying on the exemption from registration provided by Section 3(a)(9) of the Securities Act. The Registrant does not anticipate that any fees (including DTC fees) will be charged in connection with an exchange, and the disclosure on page 205 has been accordingly revised.

Distributions – Method, Timing and Amount, page 191

44. *We note the term Class [PEZ] Distribution Account on page 192 is not defined in your registration statement. Please define this term or otherwise revise as appropriate.*

Katherine Hsu
June 2, 2015

The correct term for Class [PEZ] Distribution Account is Exchangeable Distribution Account. The Registrant has modified page 206 of the Second Draft Submission in response to the Staff's comment.

Reports to Certificateholders; Certain Available Information – Certificate Administrator Reports, page 206

45.   *Please correct the reference to the form of Distribution Date statement to refer to Annex B.*

The Registrant has modified page 220 of the Second Draft Submission in response to the Staff's comment.

46.   *We note that the master servicer or special servicer may omit any information from the CREFC Reports that they regard as confidential. Please tell us what information the master servicer or special servicer would deem to be confidential and what criteria, if any, they are required to use in making that determination. Please also confirm that the master servicer or special servicer will not omit any information that they deem to be confidential that is required by Item 1125 of Regulation AB or other requirements.*

The master servicer or special servicer may deem confidential any information that is subject to a confidentiality agreement or information that is required to be kept confidential pursuant to applicable laws or regulations. They may also deem confidential information that is legally privileged or otherwise strategically sensitive in the context of a workout of a mortgage loan. However, the Registrant has modified page 222 of the Second Draft Submission to require the master servicer and the special servicer not to omit any information from CREFC Reports that is required to be disclosed under Item 1125 of Regulation AB.

47.   *We note your statement that "[n]one of the master servicer, the special servicer, the trustee or the certificate administrator will be responsible for the accuracy or completeness of any information supplied to it by a borrower, the depositor, any sponsor or a master servicer, a special servicer or other similar party under an Non-Serviced PSA or other third party that is included in any reports, statements, materials or information prepared or provided by the master servicer, the special servicer, the trustee or the certificate administrator, as applicable." This statement seems to act as a disclaimer of the accuracy of required information. It is also unclear what information in the certificate administrator reports that the certificate administrator may be responsible to confirm is complete, reliable, accurate and suitable and what information in the reports is the responsibility of other entities to confirm is complete, reliable, accurate and suitable, and the identity of such entities. In light of such*

Katherine Hsu
June 2, 2015

concerns, please tell us why such a disclaimer is appropriate and how the certificate administrator and the other parties participating in the servicing function will be capable of providing their Item 1122 assessment of compliance with the servicing criteria applicable to them if they are taking no responsibility for the completeness, reliability, accuracy or suitability of information received from third parties.

The Registrant has modified page 222 of the Second Draft Submission in response to the Staff's comment to clarify that the language referred to in the Staff's comment is not an inappropriate disclaimer of the information provided, but a statement as to the limitation of the master servicer, the special servicer, the trustee and the certificate administrator's liability in preparing the reports under the PSA. Each party to the PSA is required to perform its duties under the PSA, but will be liable for acts or omissions under the terms of the PSA only to the extent such acts or omissions rise to the level of willful misconduct, bad faith or negligence.

As an example to further clarify, if the master servicer is delivered net operating income information from the borrowers under mortgage loans in a particular securitization, that information will be required to be included in the CREFC net operating income adjustment worksheet prepared by the master servicer and posted to the certificate administrator's website. The language referenced in your comment is intended to highlight for investors that the master servicer is not required to determine whether the net operating income information delivered by the related borrowers is, in fact, the correct net operating income for the related property. As a result, in the event the related borrowers provide incorrect net operating income, but the master servicer properly compiled that information in the CREFC net operating income adjustment worksheet, the report to the Certificateholders may be incorrect even if the master servicer has otherwise performed all of its servicing obligations correctly. However, if the information provided by a particular borrower is patently incorrect such that a court of competent jurisdiction determined that the use of the borrower-provided information was negligent, then the master servicer may be liable for its actions notwithstanding it compiled that information in the report correctly. In addition, the issuing entity or the issuing entity relating to a Non-Serviced PSA would have remedies provided to the lender under the related loan agreement with respect to such incorrect information.

Similarly, with respect to any reports or information provided by a master servicer, a special servicer or any other party to a Non-Serviced PSA, such master servicer, special servicer or other party would be subject to the standard of care set forth in the related Non-Serviced PSA and would be liable to the issuing entity relating to such Non-Serviced PSA and the issuing entity if it is determined that such party has breached the applicable standard of care in preparing such reports or information. The master servicer,

Katherine Hsu
June 2, 2015

special servicer, certificate administrator and any other party to the PSA are not obligated to verify the accuracy or completeness of the reports or the information provided by the parties to the Non-Serviced PSA with respect to any Non-Serviced Whole Loan but will be liable if it is determined that any such party, by negligently relying on the accuracy of any such reports or information, has breached the applicable standard of care set forth in the PSA.

With respect to the Staff's comment regarding how the parties participating in the servicing function will be capable of providing their Item 1122 assessment of compliance with the servicing criteria applicable to them if they are taking no responsibility for the completeness, reliability, accuracy or suitability of information received from third parties, the Registrant is not aware of any applicable servicing criteria included in Item 1122 that requires such an assessment. Item 1122(d)(3)(i)(B) requires an assessment that reports to investors "provide information calculated in accordance with the terms specified in the transaction agreements", however, a servicing function participant required to prepare the CREFC net operating income adjustment worksheet in the example discussed above may nevertheless be able to provide an 1122 assessment of compliance with respect to the item if it prepared the report in accordance with the terms specified in the transaction agreements notwithstanding the underlying data provided by the borrowers were inaccurate.

The Registrant notes, however, that in the event a servicer used the information provided by the related borrowers, a master servicer, a special servicer, a certificate administrator or any other party to a Non-Serviced PSA or any other third party and the information was incorrect on its face such that the use of that provided information without confirming its accuracy rose to the level of negligence, the Registrant believes that the servicer would not be able to deliver its servicer compliance statement under Item 1123 without specifying that failure.

Voting Rights, page 213

48.   *Please tell us how a notional reduction in the certificate balance for appraisal reduction amounts could impact the voting rights in connection with an asset review vote election and an asset review vote.*

The Registrant has modified pages 228-229 of the Second Draft Submission in response to the Staff's comment to remove the reference to notionally reducing the certificate balance in connection with an Asset Review Vote Election and an Asset Review Vote. This change reflects the Registrant's current view with respect to an asset review vote, but is subject to change in light of negotiations with other parties to the transaction as well as investor considerations.

Katherine Hsu
June 2, 2015

Delivery, Form, Transfer and Denomination – Book-Entry Registration, page 214

49.   *We note your statement that "[t]he information in this prospectus concerning DTC, Clearstream and Euroclear and their book-entry systems has been obtained from sources believed to be reliable, but neither the depositor nor the underwriters takes any responsibility for the accuracy or completeness of this information." A disclaimer of liability for material information provided by the depositor or underwriters or any of their affiliates is not appropriate. Please delete the disclaimer here, and delete any other similar disclaimers in the prospectus.*

The Registrant has modified page 232 of the Second Draft Submission in response to the Staff's comment.

Description of the Mortgage Loan Purchase Agreements, page 217

50.   *We note that you qualify the definition of "Diligence File" to include documents related to the origination and servicing of the Mortgage Loans or Serviced Whole Loans "in each case, to the extent that the originator received such in connection with the origination of the Delinquent Loan" (emphasis added). Please clarify whether the reference to Delinquent Loan should be revised to refer to the Mortgage Loans or Serviced Whole Loans.*

The Registrant has modified page 235 of the Second Draft Submission in response to the Staff's comment.

51.   *We note that the Purchase Price with respect to any Mortgage Loan and the Trust Companion Loan includes all reasonable out-of-pocket expenses incurred by the master servicer, special servicer, the depositor, the certificate administrator, the asset representations reviewer, or the trustee in enforcing a mortgage loan seller's repurchase obligations due to a material defect or omission. Please clarify whether this includes expenses incurred by investors in utilizing the asset representations reviewer or dispute resolution provisions.*

The definition of Purchase Price does not include any investor expenses incurred in utilizing the asset representations reviewer or dispute resolution provisions. The definition of Purchaser Price would include any fees and expenses of the asset representation reviewer with respect to the repurchased loan.

52.   *We note under your definition of "Qualified Substitute Mortgage Loan" that the substitute mortgage loan must, among other things, "comply (except in a manner that would not be adverse to the interests of the Certificateholders) as of the date*

substitution in all material respects with all of the representations and warranties set forth in the related MLPA." Please tell us by example when a substitution that does not comply with the representations and warranties could be made "in a manner that would not be adverse to the interest of the Certificateholders."

The Registrant believes that any time a Qualified Substitute Mortgage Loan does not satisfy the technical requirements of a particular representation or warranty but satisfies the representation and warranty in an equivalent manner, then a substitution that does not comply with the representations and warranties could be made "in a manner that would not be adverse to the interest of the Certificateholders." For example, if a representation or warranty required that earthquake insurance be maintained from an insurer with a minimum specified rating (see, for example, representation and warranty number 43 on Annex D-1 the Second Draft Submission), but the Qualified Substitute Mortgage Loan maintained earthquake insurance from an insurer with an equivalent rating from a different NRSRO that was not specifically listed and the representation and warranty didn't permit compliance with "equivalent ratings from other NRSROs". In that circumstance, the Registrant believes that failing to comply with the representation and warranty would not be adverse to the interest of the Certificateholders.

Dispute Resolution Provision, page 223

53.   *We note that the dispute resolution provision provides for a right for the requesting party to refer a dispute "in the event that a Breach Notice is received by a mortgage loan seller and the Material Defect to which the Breach Notice relates is not Resolved within 180 days." We further note that a Breach Notice must be provided from a party to the PSA and requires that the party make a determination of breach of the representations and warranties. However, the shelf provision provides that the 180 days begin from a "notice of the repurchase request." Accordingly, we believe your provision here does not comply with the shelf eligibility requirement relating to dispute resolution. Please revise. Refer to Section V.B.3(a)(3) of Release No. 33-9638 (Sept. 4, 2014) (the "2014 Regulation AB II Adopting Release").*

Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release (the "Dispute Resolution Provisions") does not specify the party to which notice must be provided for purposes of establishing the 180-day period. As a result, the Registrant believes that it is consistent with the Dispute Resolution Provisions to require that the 180-day period begin to run from the time notice is delivered to the party required to repurchase the related mortgage loan. The CMBS industry has consistently provided 180 days for a mortgage loan seller to cure or repurchase a breach of a representation or warranty (typically divided into an initial 90 days with an additional 90 days permitted if the mortgage loan seller is diligently working to cure the related breach). Measuring the

180-day period from delivery of the repurchase request to a party other than the mortgage loan seller would shorten this well-established industry standard timeframe for addressing breaches of representations and warranties. Furthermore, permitting an investor to deliver a repurchase request directly to a mortgage loan seller could create a circumstance where the parties obligated to enforce the repurchase obligations (the master servicer, special servicer and trustee) may not have knowledge of the request. Please note that the parties who receive a notice of breach from a nonparty are required to promptly deliver such notice to the other parties to the PSA and to the mortgage loan sellers. However, the Registrant does not intend to limit a certificateholder's right to avail itself of the dispute resolution provisions by permitting the parties to the PSA to withhold delivery of a repurchase request based upon that party's assessment that a repurchase request does not rise to the level of a Material Defect. The Registrant has revised pages 239-240 and 321-323 of the Second Draft Submission to clarify this point.

54. *Additionally, we note that your definition of "resolved" with respect to a material defect includes the master servicer or special servicer withdrawing a breach notice upon "its determination, in accordance with the Servicing Standard, that a Material Defect does not exist or it is in the best interest of the issuing entity to withdraw the repurchase request." Because this provision may prevent a party from being able to effectively utilize the dispute resolution provision, we believe that this does not comply with the shelf eligibility requirements relating to dispute resolution. Accordingly, please remove or revise.*

The Registrant has modified pages 321-322 of the Second Draft Submission in response to the Staff's comment.

55. *We note that the requesting investor that wishes to refer a dispute to mediation or arbitration will be required to provide indemnity to the issuing entity against the costs, expenses and liabilities that may be incurred related to the mediation or arbitration. We believe that such a requirement would not satisfy the shelf eligibility requirements as it would undermine General Instruction I.B.1(c)(B) of Form SF-3. Accordingly, please remove or revise.*

The Registrant has modified pages 237 and 322-323 of the Second Draft Submission in response to the Staff's comment.

Description of the Certificates - Certificateholder Communication, page 226

56. *We note your disclosure that the securities administrator will include in each Form 10-D any request received from an investor to communicate with other investors. Please revise your disclosure to include a description of the process that investors will use to*

communicate their requests to communicate to the securities administrator, including any requirements for providing proof of beneficial ownership. Please also include disclosure about how the expenses associated with the investor communication provision, if any, will be paid. See Section V.B.3(a)(4) of the 2014 ABS Adopting Release and Instruction to General Instruction I.B.1(d) of Form SF-3.

The Registrant has modified page 233 of the Second Draft Submission in response to the Staff's comment.

Pooling and Servicing Agreement

Servicing and Other Compensation and Payment of Expenses, page 236

57.   *In the table, please include all fees and expenses paid to the asset representations reviewer. Please also include any fees and expenses to be paid in connection with the non-serviced loan, including those noted in the bracketed language on page 247 under the heading Asset Representations Reviewer Compensation, or tell us why there will be no fees and expenses to be paid or payable out of the pool of assets. Refer to Item 113(c) of Regulation AB.*

The Registrant has modified pages 254 and 263 of the Second Draft Submission in response to the Staff's comment.

The Operating Advisor – Eligibility of Operating Advisor, page 282

58.   *We note your statement that "[t]he operating advisor will be required to be an Eligible Operating Advisor." Please add language to clarify that the operating advisor will be required to be an Eligible Operating Advisor at all times throughout the life of the transaction.*

The Registrant has modified page 299 of the Second Draft Submission in response to the Staff's comment.

The Asset Representations Reviewer – Asset Review, page 286

59.   *We note that in calculating the delinquency threshold you count only "Relevant Mortgage Loans," which you define as "Mortgage Loans other than Mortgage Loans that have been previously been the subject of an Asset Review and delivery of an Asset Review Report." The instruction to General Instruction I.B.1(b) of Form SF-3 requires that the threshold of delinquent assets "shall be calculated as a percentage of the aggregate dollar amount of delinquent assets in a given pool to the aggregate dollar*

amount of all the assets in that particular pool, measured as of the end of the reporting period." Accordingly, we believe that the delinquency threshold does not meet the requirements of General Instruction I.B.1(b) of Form SF-3. Please revise.

The Registrant has modified page 303 of the Second Draft Submission in response to the Staff's comment.

60. *Please revise your disclosure regarding the appropriateness of the delinquency trigger to include a comparison of the delinquency trigger against the delinquencies disclosed for prior securitized pools of commercial mortgages in which German American Capital Corporation was the sponsor. While CMBS sponsors, in providing such comparison, are not required to disclose the delinquencies of prior securitized pools in accordance with the requirements of Item 1105 of Regulation AB, a comparison against the delinquencies of prior securitized pools is still required in order for investors to analyze the reasonableness of the delinquency trigger selected.*

The Registrant has modified page 304 of the Second Draft Submission in response to the Staff's comment.

61. *Please remove the 25% quorum requirement for the asset review vote as a quorum provision is not included as a permissible restriction under General Instruction I.B.1.(b) of Form SF-3, which states, in part, that "the agreement not require more than: (a) 5% of the total interest in the pool in order to initiate a vote and (b) a simple majority of those interest casting a vote to direct a review by the asset representations reviewer." Please see also Section V.B.3(a)(2)(c)(i)(b) of the 2014 ABS Adopting Release in which the Commission stated that final asset review shelf requirement does not allow the transaction parties to add additional restrictions or requirements on the shelf triggers "in order to make it more onerous for investors to utilize the provision."*

The Registrant has modified pages 264 and 304-305 of the Second Draft Submission in response to the Staff's comment. The Registrant understands that the Staff views the imposition of a quorum requirement as inconsistent with the regulations and the disclosure has been revised accordingly. Nevertheless, the Registrant believes that the documentation should address the possibility that due to the lack of a quorum requirement, a minority of the voting rights may require the issuing entity, and therefore other Certificateholders (most likely the holders of the most subordinate certificates then outstanding), to incur the expenses of an asset review to the extent not required to be borne by the mortgage loan seller (as would be the case in the event a buyback results). Accordingly, the revised disclosure contemplates that where a majority of the votes cast does not constitute an actual majority of the voting rights, such asset review expenses not required to be borne by the mortgage loan seller will be borne by the Certificateholders

Katherine Hsu
June 2, 2015

that voted affirmatively for the review. On the other hand, if the majority of the votes cast does constitute a majority of the voting rights, then such asset review expenses will be borne by the issuing entity.

62.   *We note that in order for a vote to authorize a review to occur that the certificateholders calling for the vote must provide payment to the certificate administrator for the reasonable fees and expenses to be incurred by the certificate administrator in administering an asset review vote. We believe that such a requirement would not satisfy the shelf eligibility requirements as it appears to unduly discourage certificateholders to call for a review. Accordingly, please revise or remove.*

See response to question 61.

63.   *We note your disclosure that the asset representations reviewer's review of the compliance of each delinquent loan with representations and warranties made about the loan is limited to those representations and warranties that are "directly related to the nature of the delinquency." General Instruction I.B.1(b) of Form SF-3 does not limit the review of compliance the representations and warranties to only those directly related to the nature of the delinquency. Please revise or advise.*

The Registrant has modified page 306 of the Second Draft Submission in response to the Staff's comment.

64.   *While we note your disclosure that the asset representations reviewer will provide the final results of its review to the parties to the PSA, please provide disclosure in this section clarifying which transaction party will make a determination that non-compliance with the representations and warranties constitutes a breach of a contractual provision.*

The Registrant has modified pages 306-307 of the Second Draft Submission in response to the Staff's comment.

Rights Upon Servicer Termination Event, page 296

65.   *We note that the asset representations reviewer or any of its affiliates may be appointed as a successor master servicer or special servicer. Please revise. Under Item 1101(m) of Regulation AB, the asset representations reviewer cannot be affiliated with the servicer or any of its affiliates.*

The Registrant has modified page 311 of the Second Draft Submission in response to the Staff's comment.

Katherine Hsu
June 2, 2015

Evidence as to Compliance, page 305

66.   *We note that each of the master servicer, special servicer, custodian, trustee and certificate administrator are responsible for assessments and statements of compliance under Items 1122 and 1123 of Regulation AB. However, other potential servicing function participants are contemplated elsewhere in the prospectus, including in connection with the non-serviced mortgage loans. Please either revise this section to include the responsibilities of such servicing function participants or tell us why they are not responsible for providing such assessments and statements of compliance.*

The Registrant has modified page 328 of the Second Draft Submission in response to the Staff's comment.

[Description of the Credit Support, Liquidity Support or Derivatives Instrument], page 309

67.   *We note your disclosure in the form of the prospectus stating that if any other credit or liquidity support is provided that the prospectus will include a description, among other things, about the nature and amount of such coverage. Securities Act Rule 430D(d)(2) requires the registrant to file a post-effective amendment to the registration statement to add information about credit enhancements that were not described as contemplated in the registration statement. Please revise the form of prospectus to fully describe these credit enhancements and other support or, in the alternative, confirm that you will file a post-effective amendment to the registration statement to add such information.*

The Registrant has modified page 334 of the Second Draft Submission to eliminate the disclosure in question.

Use of Proceeds, page 332

68.   *We note that "certain of the net proceeds … will be used by the depositor to purchase the mortgage loans from the mortgage loan sellers and to pay certain expenses in connection with the issuance of the certificates." Please provide bracketed language indicating that that you will disclose the amount of expenses payable from offering proceeds, separately identifying the type and amount of expenses paid to each of the sponsor, servicer, depositor, issuing entity, originator, underwriter, or any affiliate of the foregoing. Refer to Item 1107(j) of Regulation AB.*

The Registrant has modified page 354 of the Second Draft Submission in response to the Staff's comment.

Method of Distribution (Underwriter), page 366

69. *Please revise your disclosure to limit any continuous offerings for ABS offerings to "all or none" offerings. Refer to Rule 415 under the Securities Act and Section V.B.4 of the 2014 ABS Adopting Release.*

The Registrant has modified page 389 of the Second Draft Submission in response to the Staff's comment to indicate that it will not offer any securities through a continuous offering.

Annexes

70. *We note in parts of the form of prospectus that you will provide certain information in Annex A; however, Annex A-1, for example, lacks any bracketed disclosure regarding the certain characteristics of the mortgage loans and mortgage properties that will be provided. In your next amendment, please include bracketed disclosure about the information that will be included in Annex A-1, Annex A-2, and Annex A-3, respectively.*

The Registrant has modified pages A-1-1 through A-3-3 of the Second Draft Submission in response to the Staff's comment.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Exhibits and Exhibit Index

71. *Please revise the part of the footnote to the exhibit table that indicates that the Depositor CEO certification will be filed as an exhibit to each final prospectus filed under Rule 424(b)(2) or (5). While the certification should be filed by the date of the filing of the final prospectus, the certification should be filed under cover of Form 8-K. See Item 1101(f) of Regulation AB.*

The Registrant has modified the exhibit and exhibit index of the Second Draft Submission in response to the Staff's comment.

72. *Please confirm to us that you will file the certification relating to qualifying CRE loans if you intend to use the exemption under the risk retention rules. Refer to Rule 17(a)(10) of Regulation RR.*

The Registrant confirms that it will file the certification relating to qualifying CRE loans if it intends to use that exemption under the risk retention rules.

Katherine Hsu
June 2, 2015

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Anna Glick

Anna Glick

cc   Helaine Kaplan
     Natalie Grainger
     Robert S. Kim, Esq.

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549**

_____

FORM SF-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

_____

DEUTSCHE MORTGAGE & ASSET RECEIVING CORPORATION
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

04-3310019
(I.R.S. Employer Identification Number)

Commission File Number of depositor: 333-[_____]
Central Index Key Number of depositor: 0001013454
DEUTSCHE MORTGAGE & ASSET RECEIVING CORPORATION
(Exact name of depositor as specified in its charter)

_____

Central Index Key Number of sponsor: 0001541294
GERMAN AMERICAN CAPITAL CORPORATION
(Exact name of sponsor as specified in its charter)

_____

60 Wall Street
New York, New York 10005
(212) 250-2500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Anna H. Glick, Esq.	Kevin C. Blauch, Esq.
Cadwalader, Wickersham & Taft LLP	Sidley Austin LLP
200 Liberty Street	787 Seventh Avenue
New York, New York 10281	New York, New York 10019
(212) 504-6309	(212) 839-5548

Approximate date of commencement of proposed sale to the public: From time to time on or after the effective date of this registration statement.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Commercial Mortgage Pass-Through Certificates	(1)	(1)	(1)	(2)

(1) An unspecified aggregate initial offering price and amount of commercial mortgage pass-through certificates is being registered as may be offered from time to time at unspecified prices.

(2) In reliance on Rule 456(c) and Rule 457(s) under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant is deferring payment of all of the registration fee. In addition, the Registrant previously filed a Registration Statement on Form S-3 (Registration No. 333-193376) (the "Prior Registration Statement") with the Securities and Exchange Commission, which was filed on January 15, 2014 and became effective on February 12, 2014. Pursuant to the Prior Registration Statement, there are $[_____] of unsold amount of commercial mortgage pass-through certificates thereunder that the Registrant wishes to include in this registration statement pursuant to Rule 457(p) of the Securities Act. A filing fee of $[_____] was paid in connection with such unsold Mortgage Pass-Through Certificates.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

This preliminary prospectus, dated [_____], 20[__], may be amended or completed prior to time of sale.

[CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee[(1)(2)]
	$[_____]	[____]%	$[_____]	$[_____]
	$[_____]	[____]%	$[_____]	$[_____]
	$[_____]	[____]%	$[_____]	$[_____]

(1) Calculated in accordance with Rule 457(s) under the Securities Act of 1933, as amended. The total registration fee due for this offering is $[_____].
(2) Pursuant to Rule 457(s), the registration fee due for this offering is being offset by the registration fee previously paid by the registrant as part of a previously filed Registration Statement on Form S-3 (Registration No. 333-[_____]) (the "Prior Registration Statement") with the Securities and Exchange Commission on [_____], which was filed on [_____, 2015] and became effective on [_____, 2015]. Pursuant to the Prior Registration Statement, a filing fee of $[_____] was paid in connection with unsold mortgage pass-through certificates[, $[_____] of which has previously be used to offset registration fees on prior securitization transactions. After the reduction of the filing fee payable herewith, the remaining filing fee previously paid and available to offset future registration fees is $[_____].]

PROSPECTUS

$[DEAL SIZE] (Approximate)

[NAME OF ISSUING ENTITY AND CIK NUMBER]
Issuing Entity

Deutsche Mortgage & Asset Receiving Corporation
(Central Index Key Number 0001013454)
Depositor

German American Capital Corporation
(Central Index Key Number 0001541294)

[NAMES OF OTHER SPONSORS/LOAN SELLERS AND CIK NUMBERS]
Sponsors and Mortgage Loan Sellers

Commercial Mortgage Pass-Through Certificates, Series [SERIES DESIGNATION]

Deutsche Mortgage & Asset Receiving Corporation is offering certain classes of the Commercial Mortgage Pass-Through Certificates, [SERIES DESIGNATION] consisting of the certificate classes identified in the table below. The certificates being offered by this prospectus (and the [IDENTIFY NON-OFFERED CLASSES] certificates) represent the ownership interests in the issuing entity, which will be a New York common law trust named [NAME OF ISSUING ENTITY]. The assets of the issuing entity will primarily consist of a pool of [fixed][floating] rate commercial mortgage loans [and [one] separate trust subordinate companion loan interest in a commercial mortgage loan], which are generally the [sole] source of payments on the certificates. Credit enhancement will be provided [solely] by certain classes of subordinate certificates that will be subordinate to certain classes of senior certificates as described under "*Description of the Certificates—Subordination; Allocation of Realized Losses*". [IDENTIFY OTHER CREDIT ENHANCEMENT, IF APPLICABLE] Each class of certificates will be entitled to receive monthly distributions of interest and/or principal on the [__] business day following the [__] day of each month (or if the [__] is not a business day, the next business day), commencing in [IDENTIFY FIRST DISTRIBUTION MONTH/YEAR]. The rated final distribution date for the certificates is [IDENTIFY RATED FINAL DISTRIBUTION DATE].

Class	Initial Class Certificate Balance or Notional Amount[(1)]	Initial Approx. Pass-Through Rate	Pass-Through Rate Description	Assumed Final Distribution Date[(3)]	[Offering Price]

(Footnotes on table on page [3 and 4])

You should carefully consider the risk factors beginning on page [___] of this prospectus.

Neither the certificates nor the mortgage loans are insured or guaranteed by any governmental agency, instrumentality or private issuer or any other person or entity.

The certificates will represent interests in the issuing entity only. They will not represent interests in or obligations of the sponsors, depositor, any of their affiliates or any other entity.

The United States Securities and Exchange Commission and state regulators have not approved or disapproved of the offered certificates or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. Deutsche Mortgage & Asset Receiving Corporation will not list the offered certificates on any securities exchange or on any automated quotation system of any securities association.

The issuing entity will be relying on an exclusion or exemption from the definition of "investment company" under the Investment Company Act of 1940, as amended, contained in Section 3(c)(5) of the Investment Company Act or Rule 3a-7 under the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a "covered fund" for purposes of the Volcker Rule under the Dodd-Frank Act (both as defined in this prospectus).

The underwriters, Deutsche Bank Securities Inc., [NAMES OF OTHER UNDERWRITERS], will purchase the offered certificates from Deutsche Mortgage & Asset Receiving Corporation and will offer them to the public at negotiated prices[, plus, in certain cases, accrued interest,] determined at the time of sale. Deutsche Bank Securities Inc. and [NAME OF CO-LEAD MANAGING UNDERWRITER] are acting as co-lead managers and joint bookrunners in the following manner: Deutsche Bank Securities Inc. is acting as sole bookrunning manager with respect to approximately [__]% of each class of offered certificates and [_____] is acting as sole bookrunning manager with respect to approximately [__]% of each class of

offered certificates. [_____] is acting as a co-manager and as sole bookrunning manager with respect to approximately [___]% of each class of offered certificates.

The underwriters expect to deliver the offered certificates to purchasers in book-entry form only through the facilities of The Depository Trust Company in the United States and Clearstream Banking, société anonyme and Euroclear Bank, as operator of the Euroclear System, in Europe, against payment in New York, New York on or about [EXPECTED CLOSING DATE].

[We expect to receive from this offering approximately [___]% of the initial aggregate principal balance of the offered certificates[, plus accrued interest from [START DATE FOR FIRST INTEREST ACCRUAL PERIOD]], before deducting expenses payable by us.]

Deutsche Bank Securities   **[_____]**
Co-Lead Manager and Joint Bookrunner   *Co-Lead Manager and Joint Bookrunner*

[_____]
Co-Manager

[DATE OF PROSPECTUS]

[Inside Front Cover]

[Map Page]

Summary of Certificates

[SPECIFIC CLASSES AND RELATED FOOTNOTES WILL BE SET FORTH IN THE PROSPECTUS]

Class	Initial Class Certificate Balance or Notional Amount[1]	Approx. Initial Credit Support[2]	Pass-Through Rate Description	Assumed Final Distribution Date[3]	Initial Approx. Pass-Through Rate	Weighted Average Life (Yrs.)[4]	Principal Window[4]
Offered Certificates							
[LIST SPECIFIC OFFERED CLASSES ADD APPROPRIATE FOOTNOTES DESCRIBED BELOW]							
Non-Offered Certificates							
[LIST SPECIFIC NON-OFFERED CLASSES ADD APPROPRIATE FOOTNOTES DESCRIBED BELOW]							

---

(1) Approximate, subject to a permitted variance of plus or minus [5]%.

(2) The approximate initial credit support percentages set forth for the certificates are approximate and, for the [IDENTIFY APPLICABLE SENIOR CLASSES] certificates, are represented in the aggregate. [The [LOAN-SPECIFIC CLASS] certificates will only provide subordination with respect to losses and shortfalls on the [NAME OF LOAN] mortgage loan.] The approximate initial credit support percentages for each class of certificates presented in the table do not include the related subordinate interest of the trust subordinate companion loan.

(3) The assumed final distribution dates set forth in this prospectus have been determined on the basis of the assumptions described in "*Description of the Certificates—Assumed Final Distribution Date; Rated Final Distribution Date*".

(4) The weighted average life and period during which distributions of principal would be received as set forth in the foregoing table with respect to each class of certificates having a principal balance are based on the assumptions set forth under "*Yield and Maturity Considerations—Weighted Average Life*" and on the assumptions that there are no prepayments, modifications or losses in respect of the mortgage loans and that there are no extensions or forbearances of maturity dates [or anticipated repayment dates] of the mortgage loans.

(5) The notional amount of the [INTEREST ONLY CLASS] certificates will be equal to the aggregate of the certificate balances of the Class [__] and Class [__] certificates [and the Class [__] trust component]. The notional amount of the [INTEREST ONLY CLASS] certificates will be equal to the certificate balance of the Class [__] certificates [and the Class [__] and Class [__] trust components]. The [INTEREST ONLY CLASSES] certificates will not be entitled to distributions of principal.

(6) The pass-through rate for the [INTEREST ONLY CLASS] certificates for any distribution date will equal [the excess, if any, of (a) the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months), over (b) the weighted average of the pass-through rates of the Class [__] and Class [__] certificates and the Class [__] trust component for that distribution date, weighted on the basis of their respective certificate balances immediately prior to that distribution date. The pass-through rate for the [INTEREST ONLY CLASS] certificates for any distribution date will equal the excess, if any, of (a) the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) for the related distribution date, over (b) the weighted average of the pass-through rates of the Class [__] certificates and the Class [__] and Class [__] trust components for that distribution date, weighted on the basis of their respective certificate balances immediately prior to that distribution date. See "*Description of the Certificates—Distributions—Pass-Through Rates*".

(7) [NOTE: THE DEAL-SPECIFIC CLASS DESIGNATIONS FOR THE EXCHANGEABLE AND EXCHANGE CERTIFICATES, INCLUDED FOR ILLUSTRATIVE PURPOSES ONLY, ARE CLASS [A], CLASS [B], CLASS [C] AND CLASS [PEZ]. THE IDENTITY AND NUMBER OF EXCHANGEABLE CLASSES MAY VARY.] The Class [A], Class [B], and Class [C] certificates may be exchanged for the Class [PEZ] certificates, and Class [PEZ] certificates may be exchanged for the Class [A], Class [B], and Class [C] certificates.

(8) On the closing date, the issuing entity will issue the Class [A], Class [B], and Class [C] trust components, which will have outstanding certificate balances on the closing date of $[_____], $[_____] and $[_____], respectively. The Class [A], Class [B], and Class [C] certificates and the Class [PEZ] certificates will, at all times, represent undivided beneficial ownership interests in a grantor trust that will hold such trust components. Each class of the Class [A], Class [B], and Class [C] certificates and the Class [PEZ] certificates will, at all times, represent a beneficial interest in a percentage of the outstanding certificate balance of the Class [A], Class [B], and Class [C] trust components. Following any exchange of Class [A], Class [B], and Class [C] certificates for Class [PEZ] certificates or any exchange of Class [PEZ] certificates for Class [A], Class [B], and Class [C] certificates, the percentage interest of the outstanding certificate balances of the Class [A], Class [B], and Class [C] trust components that is represented by the Class [A], Class [B], and Class [C] certificates and the Class [PEZ] certificates will be increased or decreased accordingly. The initial balance of each class of the Class [A], Class [B], and Class [C] certificates shown in the table above represents the maximum principal balance of such class

without giving effect to any issuance of Class [PEZ] certificates. The initial certificate balance of the Class [PEZ] certificates shown in the table above is equal to the aggregate of the maximum initial certificate balance of Class [A], Class [B], and Class [C] certificates, representing the maximum certificate balance of the Class [PEZ] certificates that could be issued in an exchange. The principal balance of the Class [A], Class [B], and Class [C] certificates to be issued on the closing date will be reduced, in required proportions, by an amount equal to the principal balance of the Class [PEZ] certificates issued on the closing date.

(9) The initial subordination levels for the Class [A], Class [B] and Class [C] certificates and Class [PEZ] certificates are equal to the subordination level of the underlying Class [A], Class [B] and Class [C] trust component, which will have an initial outstanding balance on the closing date of $[_____]. Although the Class [PEZ] certificates are listed below the Class [A] and the Class [B] certificates in the chart, the Class [PEZ] certificates' payment entitlements and subordination priority will be a result of the payment entitlements and subordination priority at each level of the related component classes of Class [A], Class [B], and Class [C] certificates. For purposes of determining the approximate initial credit support for Class [PEZ] certificates, the calculation is based on the aggregate initial class certificate balance of the Class [A], Class [B], and Class [C] certificates as if they were a single class.

(10) [The Class [PEZ] certificates will not have a pass-through rate, but will be entitled to receive the sum of the interest distributable on the percentage interests of the Class [A], Class [B], and Class [C] trust components represented by the Class [PEZ] certificates. The pass-through rates on the Class [A], Class [B], and Class [C] trust components will at all times be the same as the pass-through rates of the Class [A], Class [B], and Class [C] certificates.]

(11) [The pass-through rate of the Class [__] certificates on each distribution date will be a *per annum* rate equal to the lesser of (i) the pass-through rate for such class specified in the table above and (ii) the weighted average of the net mortgage rates on the mortgage loans (in each case, adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) as of their respective due dates in the month preceding the month in which the related distribution date occurs. See "*Description of the Certificates—Distributions—Pass-Through Rates*".]

(12) [The pass-through rate of the Class [__] certificates on each distribution date will be a *per annum* rate equal to the weighted average of the net mortgage rates on the mortgage loans (in each case, adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) as of their respective due dates in the month preceding the month in which the related distribution date occurs. See "*Description of the Certificates—Distributions—Pass-Through Rates*".]

(13) [The pass-through rate for the Class [__] certificates on each distribution date be a *per annum* rate equal to the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) as of their respective due dates in the month preceding the month in which the related distribution date occurs minus [__]%. See "*Description of the Certificates—Distributions—Pass-Through Rates*".]

[#] [Insert description of pass-through rates for other offered certificates.]

(15) The [LOAN-SPECIFIC CLASS] certificates will only receive distributions from, and will only incur losses with respect to, the trust subordinate companion loan related to the [_____] mortgage loan.

(16) For any distribution date, the pass-through rate on the [LOAN-SPECIFIC CLASS] certificates will be a fixed pass-through rate.

(17) The Class R and Class [ARD] certificates are not represented in the above table.

The [NON-OFFERED CLASSES] certificates are not offered by this prospectus. Any information in this prospectus concerning certificates other than the offered certificates is presented solely to enhance your understanding of the offered certificates.

Table of Contents

Important Notice Regarding the Offered Certificates

THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPERSEDES ANY PREVIOUS INFORMATION DELIVERED TO ANY PROSPECTIVE INVESTOR REGARDING THE OFFERED CERTIFICATES.

IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus.

This prospectus begins with several introductory sections describing the certificates and the issuing entity in abbreviated form:

- *Summary of Certificates,* commencing on page [__] of this prospectus, which sets forth important statistical information relating to the certificates;

- *Summary of Terms,* commencing on page [__] of this prospectus, which gives a brief introduction of the key features of the certificates and a description of the mortgage loans; and

- *Risk Factors,* commencing on page [__] of this prospectus, which describes risks that apply to the certificates.

This prospectus includes cross references to sections in this prospectus where you can find further related discussions. The table of contents in this prospectus identifies the pages where these sections are located.

Certain capitalized terms are defined and used in this prospectus to assist you in understanding the terms of the offered certificates and this offering. The capitalized terms used in this prospectus are defined on the pages indicated under the caption "*Index of Defined Terms*" commencing on page [__] of this prospectus.

All annexes and schedules attached to this prospectus are a part of this prospectus**.**

In this prospectus:

- the terms "depositor", "we", "us" and "our" refer to Deutsche Mortgage & Asset Receiving Corporation.

- references to "lender" or "mortgage lender" with respect to a mortgage loan generally should be construed to mean, from and after the date of initial issuance of the offered certificates, the trustee on behalf of the issuing entity as the holder of record title to the mortgage loans or the master servicer or special servicer, as applicable, with respect to the obligations and rights of the lender as described under "*Pooling and Servicing Agreement*".

Until ninety days after the date of this prospectus, all dealers that buy, sell or trade the offered certificates, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

This prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state or other jurisdiction where such offer, solicitation or sale is not permitted.

NOTICE TO RESIDENTS WITHIN EUROPEAN ECONOMIC AREA

THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF CERTIFICATES IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA WHICH HAS IMPLEMENTED THE PROSPECTUS DIRECTIVE (EACH, A "RELEVANT MEMBER STATE") WILL BE MADE PURSUANT TO AN EXEMPTION UNDER THE PROSPECTUS DIRECTIVE (AS DEFINED BELOW) FROM THE REQUIREMENT TO PUBLISH A PROSPECTUS FOR OFFERS OF CERTIFICATES. ACCORDINGLY ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THAT RELEVANT MEMBER STATE OF CERTIFICATES WHICH ARE THE SUBJECT OF AN OFFERING CONTEMPLATED IN THIS PROSPECTUS AS-COMPLETED BY FINAL TERMS IN RELATION TO THE OFFER OF THOSE CERTIFICATES MAY ONLY DO SO IN CIRCUMSTANCES IN WHICH NO OBLIGATION ARISES FOR THE DEPOSITOR, THE ISSUING ENTITY OR AN UNDERWRITER TO PUBLISH A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS DIRECTIVE IN RELATION TO SUCH OFFER.

NONE OF THE DEPOSITOR, THE ISSUING ENTITY OR ANY OF THE UNDERWRITERS HAS AUTHORIZED, NOR DOES ANY OF THEM AUTHORIZE, THE MAKING OF ANY OFFER OF CERTIFICATES IN CIRCUMSTANCES IN WHICH AN OBLIGATION ARISES FOR THE DEPOSITOR, THE ISSUING ENTITY OR AN UNDERWRITER TO PUBLISH OR SUPPLEMENT A PROSPECTUS FOR SUCH OFFER.

FOR THE PURPOSES OF THIS PROVISION AND THE PROVISION IMMEDIATELY BELOW, THE EXPRESSION "PROSPECTUS DIRECTIVE" MEANS DIRECTIVE 2003/71/EC (AND AMENDMENTS THERETO, INCLUDING THE 2010 PD AMENDING DIRECTIVE, TO THE EXTENT IMPLEMENTED IN THE RELEVANT MEMBER STATE), AND INCLUDES ANY RELEVANT IMPLEMENTING MEASURE IN THE RELEVANT MEMBER STATE AND THE EXPRESSION "2010 PD AMENDING DIRECTIVE" MEANS DIRECTIVE 2010/73/EU.

EUROPEAN ECONOMIC AREA SELLING RESTRICTIONS

IN RELATION TO EACH RELEVANT MEMBER STATE, EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT, WITH EFFECT FROM AND INCLUDING THE DATE ON WHICH THE PROSPECTUS DIRECTIVE IS IMPLEMENTED IN THAT RELEVANT MEMBER STATE, IT HAS NOT MADE AND WILL NOT MAKE AN OFFER OF THE CERTIFICATES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED BY THIS PROSPECTUS TO THE PUBLIC IN THAT RELEVANT MEMBER STATE OTHER THAN:

(A) TO ANY LEGAL ENTITY WHICH IS A "QUALIFIED INVESTOR" AS DEFINED IN THE PROSPECTUS DIRECTIVE;

(B) TO FEWER THAN 100 OR, IF THE RELEVANT MEMBER STATE HAS IMPLEMENTED THE RELEVANT PROVISION OF THE 2010 PD AMENDING DIRECTIVE, 150, NATURAL OR LEGAL PERSONS (OTHER THAN "QUALIFIED INVESTORS" AS DEFINED IN THE PROSPECTUS DIRECTIVE) SUBJECT TO OBTAINING THE PRIOR CONSENT OF THE RELEVANT UNDERWRITER OR UNDERWRITERS NOMINATED BY THE ISSUING ENTITY FOR ANY SUCH OFFER; OR

(C) IN ANY OTHER CIRCUMSTANCES FALLING WITHIN ARTICLE 3(2) OF THE PROSPECTUS DIRECTIVE;

PROVIDED THAT NO SUCH OFFER OF THE OFFERED CERTIFICATES REFERRED TO IN CLAUSES (A) TO (C) ABOVE SHALL REQUIRE THE DEPOSITOR, THE ISSUING ENTITY OR ANY UNDERWRITER TO PUBLISH A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS DIRECTIVE.

FOR THE PURPOSES OF THE PRIOR PARAGRAPH, THE EXPRESSION AN "OFFER OF THE CERTIFICATES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED BY THIS PROSPECTUS TO THE PUBLIC" IN RELATION TO ANY OFFERED CERTIFICATE IN ANY RELEVANT

MEMBER STATE MEANS THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFER AND THE CERTIFICATES TO BE OFFERED SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE OR SUBSCRIBE TO THE OFFERED CERTIFICATES, AS THE SAME MAY BE VARIED IN THAT RELEVANT MEMBER STATE BY ANY MEASURE IMPLEMENTING THE PROSPECTUS DIRECTIVE IN THAT RELEVANT MEMBER STATE.

NOTICE TO RESIDENTS OF THE UNITED KINGDOM

THE ISSUING ENTITY MAY CONSTITUTE A "COLLECTIVE INVESTMENT SCHEME" AS DEFINED BY SECTION 235 OF THE FSMA THAT IS NOT A "RECOGNIZED COLLECTIVE INVESTMENT SCHEME" FOR THE PURPOSES OF THE FSMA AND THAT HAS NOT BEEN AUTHORIZED OR OTHERWISE APPROVED. AS AN UNREGULATED SCHEME, THE OFFERED CERTIFICATES CANNOT BE MARKETED IN THE UNITED KINGDOM TO THE GENERAL PUBLIC, EXCEPT IN ACCORDANCE WITH THE FSMA.

THE DISTRIBUTION OF THIS PROSPECTUS (A) IF MADE BY A PERSON WHO IS NOT AN AUTHORIZED PERSON UNDER THE FSMA, IS BEING MADE ONLY TO, OR DIRECTED ONLY AT, PERSONS WHO (I) ARE OUTSIDE THE UNITED KINGDOM, OR (II) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFY AS INVESTMENT PROFESSIONALS IN ACCORDANCE WITH ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (THE "FINANCIAL PROMOTION ORDER"), OR (III) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) THROUGH (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC".) OF THE FINANCIAL PROMOTION ORDER (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "FPO PERSONS"); AND (B) IF MADE BY A PERSON WHO IS AN AUTHORIZED PERSON UNDER THE FSMA, IS BEING MADE ONLY TO, OR DIRECTED ONLY AT, PERSONS WHO (I) ARE OUTSIDE THE UNITED KINGDOM, OR (II) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFY AS INVESTMENT PROFESSIONALS IN ACCORDANCE WITH ARTICLE 14(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (PROMOTION OF COLLECTIVE INVESTMENT SCHEMES) (EXEMPTIONS) ORDER 2001 (THE "PROMOTION OF COLLECTIVE INVESTMENT SCHEMES EXEMPTIONS ORDER"), OR (III) ARE PERSONS FALLING WITHIN ARTICLE 22(2)(A) THROUGH (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC".) OF THE PROMOTION OF COLLECTIVE INVESTMENT SCHEMES EXEMPTIONS ORDER (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "PCIS PERSONS" AND, TOGETHER WITH THE FPO PERSONS, THE "RELEVANT PERSONS").

THIS PROSPECTUS MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PROSPECTUS RELATES, INCLUDING THE OFFERED CERTIFICATES, IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. ANY PERSONS OTHER THAN RELEVANT PERSONS SHOULD NOT ACT OR RELY ON THIS PROSPECTUS.

POTENTIAL INVESTORS IN THE UNITED KINGDOM ARE ADVISED THAT ALL, OR MOST, OF THE PROTECTIONS AFFORDED BY THE UNITED KINGDOM REGULATORY SYSTEM WILL NOT APPLY TO AN INVESTMENT IN THE OFFERED CERTIFICATES AND THAT COMPENSATION WILL NOT BE AVAILABLE UNDER THE UNITED KINGDOM FINANCIAL SERVICES COMPENSATION SCHEME.

UNITED KINGDOM SELLING RESTRICTIONS

EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT:

(A) IT HAS ONLY COMMUNICATED OR CAUSED TO BE COMMUNICATED AND WILL ONLY COMMUNICATE OR CAUSE TO BE COMMUNICATED AN INVITATION OR INDUCEMENT TO ENGAGE IN INVESTMENT ACTIVITY (WITHIN THE MEANING OF SECTION 21 OF THE FINANCIAL

SERVICES AND MARKETS ACT 2000 ("FSMA") RECEIVED BY IT IN CONNECTION WITH THE ISSUE OR SALE OF THE CERTIFICATES IN CIRCUMSTANCES IN WHICH SECTION 21(1) OF THE FSMA DOES NOT APPLY TO THE ISSUING ENTITY OR THE DEPOSITOR; AND

(B) IT HAS COMPLIED AND WILL COMPLY WITH ALL APPLICABLE PROVISIONS OF THE FSMA WITH RESPECT TO ANYTHING DONE BY IT IN RELATION TO THE CERTIFICATES IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM.


PEOPLE'S REPUBLIC OF CHINA


THE OFFERED CERTIFICATES WILL NOT BE OFFERED OR SOLD IN THE PEOPLE'S REPUBLIC OF CHINA (EXCLUDING HONG KONG, MACAU AND TAIWAN, THE "PRC") AS PART OF THE INITIAL DISTRIBUTION OF THE OFFERED CERTIFICATES BUT MAY BE AVAILABLE FOR PURCHASE BY INVESTORS RESIDENT IN THE PRC FROM OUTSIDE THE PRC.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN THE PRC TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE THE OFFER OR SOLICITATION IN THE PRC.

THE DEPOSITOR DOES NOT REPRESENT THAT THIS PROSPECTUS MAY BE LAWFULLY DISTRIBUTED, OR THAT ANY OFFERED CERTIFICATES MAY BE LAWFULLY OFFERED, IN COMPLIANCE WITH ANY APPLICABLE REGISTRATION OR OTHER REQUIREMENTS IN THE PRC, OR PURSUANT TO AN EXEMPTION AVAILABLE THEREUNDER, OR ASSUME ANY RESPONSIBILITY FOR FACILITATING ANY SUCH DISTRIBUTION OR OFFERING. IN PARTICULAR, NO ACTION HAS BEEN TAKEN BY THE DEPOSITOR WHICH WOULD PERMIT AN OFFERING OF ANY OFFERED CERTIFICATES OR THE DISTRIBUTION OF THIS PROSPECTUS IN THE PRC. ACCORDINGLY, THE OFFERED CERTIFICATES ARE NOT BEING OFFERED OR SOLD WITHIN THE PRC BY MEANS OF THIS PROSPECTUS OR ANY OTHER DOCUMENT. NEITHER THIS PROSPECTUS NOR ANY ADVERTISEMENT OR OTHER OFFERING MATERIAL MAY BE DISTRIBUTED OR PUBLISHED IN THE PRC, EXCEPT UNDER CIRCUMSTANCES THAT WILL RESULT IN COMPLIANCE WITH ANY APPLICABLE LAWS AND REGULATIONS.


HONG KONG


THIS PROSPECTUS HAS NOT BEEN DELIVERED FOR REGISTRATION TO THE REGISTRAR OF COMPANIES IN HONG KONG AND THE CONTENTS OF THIS PROSPECTUS HAVE NOT BEEN REVIEWED OR APPROVED BY ANY REGULATORY AUTHORITY IN HONG KONG. THIS PROSPECTUS DOES NOT CONSTITUTE NOR INTEND TO BE AN OFFER OR INVITATION TO THE PUBLIC IN HONG KONG TO ACQUIRE THE OFFERED CERTIFICATES.

EACH UNDERWRITER HAS REPRESENTED, WARRANTED AND AGREED THAT: (1) IT HAS NOT OFFERED OR SOLD AND WILL NOT OFFER OR SELL IN HONG KONG, BY MEANS OF ANY DOCUMENT, ANY OFFERED CERTIFICATES (EXCEPT FOR CERTIFICATES WHICH ARE A "STRUCTURED PRODUCT" AS DEFINED IN THE SECURITIES AND FUTURES ORDINANCE (CAP. 571) (THE "SFO") OF HONG KONG) OTHER THAN (A) TO "PROFESSIONAL INVESTORS" AS DEFINED IN THE SFO AND ANY RULES MADE UNDER THE SFO; OR (B) IN OTHER CIRCUMSTANCES WHICH DO NOT RESULT IN THE DOCUMENT BEING A "PROSPECTUS" AS DEFINED IN THE COMPANIES (WINDING UP AND MISCELLANEOUS PROVISIONS) ORDINANCE (CAP. 32) (THE "C(WUMP)O") OF HONG KONG OR WHICH DO NOT CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF THE C(WUMP)O; AND (2) IT HAS NOT ISSUED OR HAD IN ITS POSSESSION FOR THE PURPOSES OF ISSUE, AND WILL NOT ISSUE OR HAVE IN ITS POSSESSION FOR THE PURPOSES OF ISSUE, WHETHER IN HONG KONG OR ELSEWHERE, ANY ADVERTISEMENT, INVITATION OR DOCUMENT RELATING TO THE OFFERED CERTIFICATES, WHICH IS DIRECTED AT, OR THE CONTENTS OF WHICH ARE LIKELY TO BE ACCESSED OR READ BY, THE PUBLIC OF HONG KONG (EXCEPT IF PERMITTED TO DO SO UNDER THE SECURITIES LAWS OF HONG KONG) OTHER THAN WITH RESPECT TO CERTIFICATES WHICH ARE OR ARE INTENDED TO BE DISPOSED OF ONLY TO PERSONS OUTSIDE HONG KONG OR

ONLY TO "PROFESSIONAL INVESTORS" AS DEFINED IN THE SFO AND ANY RULES MADE UNDER THE SFO.

W A R N I N G

THE CONTENTS OF THIS PROSPECTUS HAVE NOT BEEN REVIEWED OR APPROVED BY ANY REGULATORY AUTHORITY IN HONG KONG. YOU ARE ADVISED TO EXERCISE CAUTION IN RELATION TO THE OFFER. IF YOU ARE IN ANY DOUBT ABOUT ANY OF THE CONTENTS OF THIS PROSPECTUS, YOU SHOULD OBTAIN INDEPENDENT PROFESSIONAL ADVICE.

SINGAPORE

THIS PROSPECTUS HAS NOT BEEN AND WILL NOT BE REGISTERED AS A PROSPECTUS WITH THE MONETARY AUTHORITY OF SINGAPORE. ACCORDINGLY, THIS PROSPECTUS AND ANY OTHER DOCUMENT OR MATERIAL IN CONNECTION WITH THE OFFER OR SALE, OR INVITATION FOR SUBSCRIPTION OR PURCHASE, OF THE OFFERED CERTIFICATES MAY NOT BE CIRCULATED OR DISTRIBUTED, NOR MAY THE OFFERED CERTIFICATES BE OFFERED OR SOLD, OR BE MADE THE SUBJECT OF AN INVITATION FOR SUBSCRIPTION OR PURCHASE, WHETHER DIRECTLY OR INDIRECTLY, TO PERSONS IN SINGAPORE OTHER THAN (I) TO AN INSTITUTIONAL INVESTOR UNDER SECTION 274 UNDER THE SECURITIES AND FUTURES ACT, CHAPTER 289 OF SINGAPORE (THE "SFA"), (II) TO A RELEVANT PERSON (AS DEFINED IN SECTION 275(2) OF THE SFA), OR ANY PERSON PURSUANT TO SECTION 275(1A) OF THE SFA, IN ACCORDANCE WITH THE CONDITIONS SPECIFIED IN SECTION 275 OF THE SFA OR (III) OTHERWISE PURSUANT TO, AND IN ACCORDANCE WITH THE CONDITIONS OF, ANY OTHER APPLICABLE PROVISION OF THE SFA.

WHERE THE OFFERED CERTIFICATES ARE SUBSCRIBED OR PURCHASED UNDER SECTION 275 OF THE SFA BY A RELEVANT PERSON WHICH IS: (A) A CORPORATION (WHICH IS NOT AN ACCREDITED INVESTOR (AS DEFINED IN SECTION 4A OF THE SFA)) THE SOLE BUSINESS OF WHICH IS TO HOLD INVESTMENTS AND THE ENTIRE SHARE CAPITAL OF WHICH IS OWNED BY ONE OR MORE INDIVIDUALS, EACH OF WHOM IS AN ACCREDITED INVESTOR; OR (B) A TRUST (WHERE THE TRUSTEE IS NOT AN ACCREDITED INVESTOR) WHOSE SOLE PURPOSE IS TO HOLD INVESTMENTS AND EACH BENEFICIARY IS AN ACCREDITED INVESTOR, SHARES, DEBENTURES AND UNITS OF SHARES AND DEBENTURES OF THAT CORPORATION OR THE BENEFICIARIES' RIGHTS AND INTEREST (HOWSOEVER DESCRIBED) IN THAT TRUST SHALL NOT BE TRANSFERABLE FOR 6 MONTHS AFTER THAT CORPORATION OR THAT TRUST HAS ACQUIRED THE OFFERED CERTIFICATES UNDER SECTION 275 OF THE SFA EXCEPT: (1) TO AN INSTITUTIONAL INVESTOR UNDER SECTION 274 OF THE SFA OR TO A RELEVANT PERSON (AS DEFINED IN SECTION 275(2) OF THE SFA), OR TO ANY PERSON PURSUANT TO AN OFFER THAT IS MADE ON TERMS THAT SUCH SHARES, DEBENTURES AND UNITS OF SHARES AND DEBENTURES OF THAT CORPORATION OR SUCH RIGHTS OR INTEREST IN THAT TRUST ARE ACQUIRED AT A CONSIDERATION OF NOT LESS THAN 200,000 SINGAPORE DOLLARS (OR ITS EQUIVALENT IN A FOREIGN CURRENCY) FOR EACH TRANSACTION, WHETHER SUCH AMOUNT IS TO BE PAID FOR IN CASH OR BY EXCHANGE OF SECURITIES OR OTHER ASSETS, AND FURTHER FOR CORPORATIONS, IN ACCORDANCE WITH THE CONDITIONS SPECIFIED IN SECTION 275(1A) OF THE SFA; (2) WHERE NO CONSIDERATION IS GIVEN FOR THE TRANSFER; (3) BY OPERATION OF LAW; OR (4) AS SPECIFIED IN SECTION 276(7) OF THE SFA.

NOTICE TO RESIDENTS OF THE REPUBLIC OF KOREA

THIS PROSPECTUS IS, AND UNDER NO CIRCUMSTANCES IS TO BE CONSTRUED AS, A PUBLIC OFFERING OF SECURITIES IN KOREA. NEITHER THE ISSUER NOR ANY OF ITS AGENTS MAKE ANY REPRESENTATION WITH RESPECT TO THE ELIGIBILITY OF ANY RECIPIENTS OF THIS PROSPECTUS TO ACQUIRE THE OFFERED CERTIFICATES UNDER THE LAWS OF KOREA, INCLUDING, BUT WITHOUT LIMITATION, THE FOREIGN EXCHANGE TRANSACTION LAW AND REGULATIONS THEREUNDER (THE "FETL"). THE OFFERED CERTIFICATES HAVE NOT BEEN

REGISTERED WITH THE FINANCIAL SERVICES COMMISSION OF KOREA FOR PUBLIC OFFERING IN KOREA, AND NONE OF THE OFFERED CERTIFICATES MAY BE OFFERED, SOLD OR DELIVERED, DIRECTLY OR INDIRECTLY, OR OFFERED OR SOLD TO ANY PERSON FOR RE-OFFERING OR RESALE, DIRECTLY OR INDIRECTLY IN KOREA OR TO ANY RESIDENT OF KOREA EXCEPT PURSUANT TO THE FINANCIAL INVESTMENT SERVICES AND CAPITAL MARKETS ACT AND THE DECREES AND REGULATIONS THEREUNDER (THE "FSCMA"), THE FETL AND ANY OTHER APPLICABLE LAWS, REGULATIONS AND MINISTERIAL GUIDELINES IN KOREA. WITHOUT PREJUDICE TO THE FOREGOING, THE NUMBER OF OFFERED CERTIFICATES OFFERED IN KOREA OR TO A RESIDENT OF KOREA SHALL BE LESS THAN FIFTY AND FOR A PERIOD OF ONE YEAR FROM THE ISSUE DATE OF THE OFFERED CERTIFICATES, NONE OF THE OFFERED CERTIFICATES MAY BE DIVIDED RESULTING IN AN INCREASED NUMBER OF OFFERED CERTIFICATES. FURTHERMORE, THE OFFERED CERTIFICATES MAY NOT BE RESOLD TO KOREAN RESIDENTS UNLESS THE PURCHASER OF THE OFFERED CERTIFICATES COMPLIES WITH ALL APPLICABLE REGULATORY REQUIREMENTS (INCLUDING, BUT NOT LIMITED TO, GOVERNMENT REPORTING APPROVAL REQUIREMENTS UNDER THE FETL AND ITS SUBORDINATE DECREES AND REGULATIONS) IN CONNECTION WITH THE PURCHASE OF THE OFFERED CERTIFICATES.

JAPAN

THE OFFERED CERTIFICATES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE FINANCIAL INSTRUMENTS AND EXCHANGE LAW OF JAPAN, AS AMENDED (THE "FIEL"), AND DISCLOSURE UNDER THE FIEL HAS NOT BEEN AND WILL NOT BE MADE WITH RESPECT TO THE OFFERED CERTIFICATES. ACCORDINGLY, EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT IT HAS NOT, DIRECTLY OR INDIRECTLY, OFFERED OR SOLD AND WILL NOT, DIRECTLY OR INDIRECTLY, OFFER OR SELL ANY CERTIFICATES IN JAPAN OR TO, OR FOR THE BENEFIT OF, ANY RESIDENT OF JAPAN (WHICH TERM AS USED IN THIS PROSPECTUS MEANS ANY PERSON RESIDENT IN JAPAN, INCLUDING ANY CORPORATION OR OTHER ENTITY ORGANIZED UNDER THE LAWS OF JAPAN) OR TO OTHERS FOR REOFFERING OR RE-SALE, DIRECTLY OR INDIRECTLY, IN JAPAN OR TO, OR FOR THE BENEFIT OF, ANY RESIDENT OF JAPAN EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF, AND OTHERWISE IN COMPLIANCE WITH, THE FIEL AND OTHER RELEVANT LAWS, REGULATIONS AND MINISTERIAL GUIDELINES OF JAPAN. AS PART OF THIS OFFERING OF THE OFFERED CERTIFICATES, THE UNDERWRITERS MAY OFFER THE OFFERED CERTIFICATES IN JAPAN TO UP TO 49 OFFEREES IN ACCORDANCE WITH THE ABOVE PROVISIONS.

SUMMARY OF TERMS

This summary highlights selected information from this prospectus. It does not contain all of the information you need to consider in making your investment decision. To understand all of the terms of the offering of the offered certificates, read this entire document carefully.

Relevant Parties

Depositor .... Deutsche Mortgage & Asset Receiving Corporation, a Delaware corporation. The depositor's principal offices are located at 60 Wall Street, New York, New York 10005, and its telephone number is (212) 250-2500. See "*Transaction Parties—The Depositor*".

Issuing Entity .... [NAME OF ISSUING ENTITY] [INSERT SERIES DESIGNATION] Mortgage Trust, a New York common law trust, to be established on the closing date under the pooling and servicing agreement. For more detailed information, see "*Transaction Parties—The Issuing Entity*".

Sponsors .... The sponsors of this transaction are:

- German American Capital Corporation, a Maryland corporation

- [NAMES OF OTHER SPONSORS]

[The sponsors are sometimes also referred to in this prospectus as the "mortgage loan sellers".]

The sponsors originated or acquired and will transfer to the depositor the mortgage loans set forth in the following chart:

Sellers of the Mortgage Loans

Seller	Number of Mortgage Loans	Aggregate Principal Balance of Mortgage Loans	Approx. % of Initial Pool Balance
German American Capital Corporation		$	%
[LOAN SELLER]......................			
[LOAN SELLER]......................			
Total..		**$**	**100.0%**

[INSERT APPROPRIATE FOOTNOTES]

See "*Transaction Parties—The Sponsors and Mortgage Loan Sellers*".

[In addition, [NAME OF LOAN SELLER] will also transfer to the depositor a subordinate companion loan relating to [NAME OF WHOLE LOAN] mortgage loan, as described below under "—*The Mortgage Pool—Whole Loans*" below.]

[Originator .... ADD DISCLOSURE REGARDING AN ORIGINATOR THAT IS NOT A SPONSOR]

Master Servicer	[NAME OF MASTER SERVICER] will be the master servicer and will be responsible for the master servicing and administration of the mortgage loans and the related companion loans pursuant to the pooling and servicing agreement (other than the mortgage loan and companion loan identified in the table below that is part of a whole loan and serviced under the pooling and servicing agreement indicated in the table titled "Non-Serviced Whole Loans" under "—*Whole Loans" below*). The offices of the master servicer are located at [INSERT ADDRESS]. See "*Transaction Parties—The Master Servicer*" and "*Pooling and Servicing Agreement*".
	[OTHER SERVICERS] [TO THE EXTENT APPLICABLE, DISCLOSURE WILL BE ADDED REGARDING OTHER APPLICABLE SERVICERS]
	The master servicer of each non-serviced mortgage loan is set forth in the table below under the heading "Non Serviced Whole Loans" under "—*Whole Loans*". See "*Transaction Parties—The Non-Serviced Master Servicer*" and "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan*".
Special Servicer	[NAME OF SPECIAL SERVICER] will act as special servicer with respect to the mortgage loans and the related companion loans other than with respect to the non-serviced mortgage loans set forth in the table titled "Non-Serviced Whole Loans" under "—*Whole Loans*" below. The special servicer will be primarily responsible for (i) making decisions and performing certain servicing functions with respect to such mortgage loans and related companion loans as to which a special servicing transfer event (such as a default or an imminent default) has occurred and (ii) in certain circumstances, reviewing, evaluating, processing and providing or withholding consent as to certain major decisions and other transactions relating to such mortgage loans and related companion loans for which a special servicing transfer event has not occurred, in each case pursuant to the pooling and servicing agreement for this transaction. The primary servicing office of the special servicer is located at [INSERT ADDRESS]. See "*Transaction Parties—The Special Servicer*" and "*Pooling and Servicing Agreement*".
	The special servicer was appointed to be the special servicer by [NAME OF "B-PIECE" BUYER], which is expected to purchase the Class [__] and [__] certificates (and may purchase certain other classes of certificates) and, on the closing date, is expected to be the initial directing certificateholder. See *"Pooling and Servicing Agreement—The Directing Certificateholder".*
	The special servicer of each non-serviced mortgage loan is set forth in the table below titled "Non-Serviced Whole Loans" under "—*The Mortgage Pool—Whole Loans*". See "*Transaction Parties—The Non-Serviced Special Servicer"* and *"Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan".*

[Primary Servicer..................................	ADD DISCLOSURE REGARDING PRIMARY SERVICER AS REQUIRED BY ITEM 1108 OF REGULATION AB IF GREATER THAN 20% OR AN AFFILIATE.]
Trustee	[NAME OF TRUSTEE] will act as trustee. The corporate trust office of the trustee is located at [INSERT ADDRESS]. Following the transfer of the mortgage loans and [one] trust subordinate companion loan to the issuing entity, the trustee, on behalf of the issuing entity, will become the mortgagee of record for each mortgage loan (other than any non-serviced mortgage loan) and the related companion loans (including the trust subordinate companion loan to be held by the issuing entity). See "*Transaction Parties—The Trustee*" and "*Pooling and Servicing Agreement*".
	With respect to each non-serviced mortgage loan, the entity set forth in the table titled "Non-Serviced Whole Loans" under "—*Whole Loans*" below, in its capacity as trustee under the pooling and servicing agreement for the indicated transaction, is the mortgagee of record for that non-serviced mortgage loan and any related companion loan. See *"Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan"*.
Certificate Administrator	[NAME OF CERTIFICATE ADMINISTRATOR] will initially act as certificate administrator. The certificate administrator will also be required to act as custodian, certificate registrar and authenticating agent. The office of the certificate administrator is located at [INSERT ADDRESS]. See "*Transaction Parties—The Certificate Administrator*" and *"Pooling and Servicing Agreement"*.
	[The custodian with respect to each non-serviced mortgage loan will be the entity set forth in the table below titled "Non-Serviced Whole Loans" under "—*Whole Loans*", the custodian under the pooling and servicing agreement for the indicated transaction.] See *"Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan"*.
Operating Advisor	[NAME OF OPERATING ADVISOR] will be the operating advisor. The operating advisor will have certain review and reporting responsibilities with respect to the performance of the special servicer, and in certain circumstances may recommend to the certificateholders that the special servicer be replaced. The operating advisor will generally have no obligations or consultation rights under the pooling and servicing agreement for this transaction with respect to any non-serviced mortgage loan or any related REO property. See "*Transaction Parties—The Operating Advisor*" and "*Pooling and Servicing Agreement—The Operating Advisor*".
Asset Representations Reviewer.........	[NAME OF ASSET REPRESENTATIONS REVIEWER] will be the asset representations reviewer. The asset representations reviewer will be required to review certain delinquent mortgage loans after a specified delinquency threshold has been exceeded and the required percentage of certificateholders vote to direct a review of such delinquent mortgage loans.

See "*Transaction Parties—The Asset Representations Reviewer*" and "*Pooling and Servicing Agreement—The Asset Representations Reviewer*".

Directing Certificateholder....................

Subject to the rights of the holders of the subordinate companion loan (or directing certificateholder for the [LOAN–SPECIFIC CLASS] certificates, in the case of the trust subordinate companion loan) described under "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan*", the directing certificateholder will have certain consent and consultation rights in certain circumstances with respect to the mortgage loans (other than the non-serviced mortgage loans), as further described in this prospectus. The directing certificateholder will generally be the controlling class certificateholder (or its representative) selected by more than a specified percentage of the controlling class certificateholders (by certificate balance, as certified by the certificate registrar from time to time as provided for in the pooling and servicing agreement). See "*Pooling and Servicing Agreement—The Directing Certificateholder".* However, in certain circumstances there may be no directing certificateholder even if there is a controlling class, and in other circumstances there will be no controlling class.

The controlling class will be the most subordinate class of the Class [__], Class [__] and Class [__] certificates then-outstanding that has an aggregate certificate balance, as notionally reduced by any appraisal reductions allocable to such class, at least equal to 25% of the initial certificate balance of that class[; *provided, however,* that during such time as the Class [__] certificates would be the controlling class, the holders of such certificates will have the right to irrevocably waive their right to appoint a directing certificateholder or to exercise any of the rights of the controlling class certificateholder]. No class of certificates, other than as described above, will be eligible to act as the controlling class or appoint a directing certificateholder.

It is anticipated that an affiliate of [NAME OF "B-PIECE" BUYER] will purchase the Class [__] and Class [__] certificates (and may purchase certain other classes of certificates) and, on the closing date, is expected to be the initial directing certificateholder with respect to each mortgage loan (other than the non-serviced mortgage loans).

With respect to any subordinate companion loan described under "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan"*, during such time as the holders of the subordinate companion loan (or the directing certificateholder for the [LOAN-SPECIFIC CLASS] certificates, which class represents the beneficial interest in the trust subordinate companion loan) are no longer permitted to exercise control or consultation rights under the related intercreditor agreement, the directing certificateholder will generally have the same consent and consultation rights with respect to the related AB mortgage loan as it does for the other mortgage loans in the

pool. See "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan*".

Each entity identified in the table titled "Non-Serviced Whole Loans" under "*—Whole Loans*" below is the initial directing certificateholder under the pooling and servicing agreement for the indicated transaction and will have certain consent and consultation rights with respect to the related non-serviced whole loan, which are substantially similar, but not identical, to those of the directing certificateholder under the pooling and servicing agreement for this securitization, subject to similar appraisal mechanics. See "*Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan*" and "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan*".

Holders of the [LOAN-SPECIFIC CLASS] Certificates .... [One (1)] mortgage loan identified as "[_____]" on Annex A-1, representing approximately [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date, has a trust subordinate companion loan (a subordinate interest in the related whole loan), and such trust subordinate companion loan will also be held by the issuing entity. The [LOAN SPECIFIC CLASS] certificates will be backed solely by such trust subordinate companion loan, and any expenses or losses incurred in respect to the other mortgage loans will not be borne by the holders of such [LOAN SPECIFIC CLASS] certificates. The loan-specific directing certificateholder appointed by the holders of more than 50% of the certificate balance of the [LOAN SPECIFIC CLASS] certificates will be entitled to exercise certain of the rights of the holder of the trust subordinate companion loan under the related intercreditor agreement on behalf of the holders of the [LOAN SPECIFIC CLASS] certificates, as the beneficial owner of such certificates. See "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan*". [IF NO TRUST SUBORDINATE COMPANION LOAN IS HELD BY THE ISSUING ENTITY, NO LOAN SPECIFIC CERTIFICATES WILL BE ISSUED.]

Certain Affiliations………………………… The originators, the sponsors, the underwriters and parties to the pooling and servicing agreement have various roles in this transaction as well as certain relationships with parties to this transaction and certain of their affiliates. These roles and other potential relationships may give rise to conflicts of interest as further described in this prospectus under "*Risk Factors—Risks Related to Conflicts of Interest—Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties*".

Significant Obligors .... The borrowers related to the mortgage loans identified on Annex A-1 as [_____], [_____] and [_____], [are affiliated and] represent [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date. See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Significant Mortgage Loans and Significant Obligors*". [INCLUDE FOR ANY

BORROWER REPRESENTING 10% OR MORE OF POOL, IF ANY.]

The mortgaged properties related to the mortgage loans identified on Annex A-1 as [_____], [_____] and [_____], [are related and] represent [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date. See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Significant Mortgage Loans and Significant Obligors*". [INCLUDE FOR ANY MORTGAGED PROPERTY REPRESENTING 10% OR MORE OF POOL, IF ANY.]

Certain of the lessees occupying all or a portion of the mortgaged properties related to the mortgage loans identified on Annex A-1 as [_____], [_____] and [_____], [are affiliated and] represent [__]% of the [cash flow of the] initial mortgage pool. See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Significant Mortgage Loans and Significant Obligors*". [INCLUDE FOR ANY LESSEE ACCOUNTING FOR 10% OR MORE OF CASH FLOW, IF ANY.]

[INCLUDE INFORMATION REQUIRED BY ITEM 1112(a) AND (b) FOR EACH SIGNIFICANT OBLIGOR]

[Swap Counterparty	[_____], a [insert entity type and jurisdiction of organization]. [_____] [is an affiliate of the depositor, and of [_____], [one of the sponsors], and [_____], one of the underwriters.] [_____], a [insert entity type and jurisdiction of organization].] [INSERT IDENTITY OF COUNTERPARTY TO ANY OTHER DERIVATIVE AGREEMENTS AS REQUIRED BY ITEM 1114 OF REGULATION AB]

Relevant Dates and Periods

Cut-off Date	[_____].
Closing Date	On or about [_____].
Distribution Date	The [__] business day following each determination date. The first distribution date will be in [_____].
Determination Date	The [__] day of each month or, if the [__] day is not a business day, then the business day immediately following such [__] day.
Record Date	With respect to any distribution date, [the last business day of the month preceding the month in which that distribution date occurs][INSERT OTHER RECORD DATE].
Interest Accrual Period	Interest will accrue on the offered certificates during the [calendar month prior to the related distribution date][INSERT OTHER ACCRUAL PERIOD]. [Interest will be calculated on the offered certificates assuming each month has 30 days and each year has 360 days.]
Collection Period	For any mortgage loan or the trust subordinate companion loan to be held by the issuing entity and any distribution date, the period commencing on [the day immediately following the due

date for such mortgage loan in the month preceding the month in which that distribution date occurs and ending on and including the due date for such mortgage loan in the month in which that distribution date occurs][INSERT OTHER SERIES SPECIFIC COLLECTION PERIOD]. However, in the event that the last day of a collection period (or applicable grace period) is not a business day, any periodic payments received with respect to the mortgage loans relating to that collection period on the business day immediately following that last day will be deemed to have been received during that collection period and not during any other collection period.

Assumed Final Distribution
Date; Rated Final
Distribution Date........................... The assumed final distribution dates set forth below for each class have been determined on the basis of the assumptions described in "*Description of the Certificates—Assumed Final Distribution Date; Rated Final Distribution Date*":

[CLASS DESIGNATIONS] .... [DATES]

The rated final distribution date will be the distribution date in [_____].

Transaction Overview

On the closing date, each sponsor will sell its respective mortgage loans and the trust subordinate companion loan to the depositor, which will in turn deposit the mortgage loans and the trust subordinate companion loan into the issuing entity, a common law trust created on the closing date. The issuing entity will be formed by a pooling and servicing agreement to be entered into among the depositor, the master servicer, the special servicer, the certificate administrator, the trustee, the operating advisor and the asset representations reviewer.

The transfers of the mortgage loans from the sponsors to the depositor and from the depositor to the issuing entity in exchange for the offered certificates are illustrated below[(1)]:



[(1)]   Although the trust subordinate companion loan is an asset of the issuing entity, amounts distributable to the trust subordinate companion loan pursuant to its related intercreditor agreement will be payable only to the [LOAN-SPECIFIC CLASS] certificates and therefore support only the [LOAN-SPECIFIC CLASS] certificates.]

Offered Certificates

General...

We are offering the following classes of commercial mortgage pass-through certificates as part of Series [_____]:

- [CLASS DESIGNATIONS]

The certificates of this Series will consist of the above classes and the following classes that are not being offered by this prospectus: [SERIES DESIGNATIONS OF NON-OFFERED CLASSES. [The certificates, other than the [LOAN-SPECIFIC CLASS] certificates, are referred to in this prospectus as the pooled certificates.]

Certificate Balances and
    Notional Amounts.........................

Your certificates will have the approximate aggregate initial certificate balance or notional amount set forth below, subject to a variance of plus or minus 5%:

[CLASS DESIGNATIONS]	[INITIAL CLASS BALANCES]

---

(1) The initial certificate balance of each class of the Class [A], Class [B], and Class [C] certificates shown in the table above represents the maximum certificate balance of such class without giving effect to any issuance of the Class [PEZ] certificates. The initial certificate balance of the Class [PEZ] certificates shown in the table above is equal to the aggregate of the maximum initial certificate balance of the Class [A], Class [B], and Class [C] certificates, which is the maximum certificate balance of the Class [PEZ] certificates that could be issued in an exchange. The actual certificate balance of any class of Class [A], Class [B], and Class [C] certificates or Class [PEZ] certificates issued on the closing date may be less than the maximum certificate balance of that class and may be zero. The certificate balance of the Class [A], Class [B], and Class [C] certificates to be issued on the closing date will be reduced, in required proportions, by an amount equal to the certificate balance of the Class [PEZ] certificates issued on the closing date, if any.

(2) Notional amount.

Pass-Through Rates

A. Offered Certificates.........................

Your certificates will accrue interest at an annual rate called a pass-through rate. The initial approximate pass-through rate is set forth below for each class:

[CLASS DESIGNATION]	[PASS-THROUGH RATE]

---

(1) The pass-through rate for the [INTEREST ONLY CLASS] certificates for any distribution date will equal [the excess, if any, of (a) the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months), over (b) the weighted average of the pass-through rates of the Class [__] and Class [__] certificates and the Class [__] trust component for that distribution date, weighted on the basis of their respective certificate balances immediately prior to that distribution date. The pass-through rate for the [INTEREST ONLY CLASS] certificates for any distribution date will equal the excess, if any, of (a) the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) for the related distribution date, over (b) the weighted

average of the pass-through rates of the Class [__] certificates and the Class [__] and Class [__] trust components for that distribution date, weighted on the basis of their respective certificate balances immediately prior to that distribution date.

(2) [The pass-through rate of the Class [__] certificates will be a *per annum* rate equal to the lesser of (i) the pass-through rate for such class specified in the table above and (ii) the weighted average of the net mortgage rates on the mortgage loans (in each case, adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) as of their respective due dates in the month preceding the month in which the related distribution date occurs.]

(3) [The Class [PEZ] certificates will not have a pass-through rate, but will be entitled to receive the sum of the interest distributable on the percentage interests of the Class [A], Class [B], and Class [C] trust components represented by the Class [PEZ] certificates. The pass-through rates on the Class [A], Class [B], and Class [C] trust components will at all times be the same as the pass-through rates of the Class [A], Class [B], and Class [C] certificates, respectively.]

(4) [The pass-through rate of the Class [__] certificates will be a *per annum* rate equal to the weighted average of the net mortgage rates on the mortgage loans (in each case, adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) as of their respective due dates in the month preceding the month in which the related distribution date occurs.]

(5) [The pass-through rate applicable to the Class [__] certificates on each distribution date will be a *per annum* rate equal to the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) for such distribution date as of their respective due dates in the month preceding the month in which the related distribution date occurs minus [__]%.].

(6) [Insert description of pass-through rates for other offered certificates.]

B. Class [PEZ] and Exchangeable Certificates ....

If you own Class [PEZ] certificates, you will be able to exchange them for a proportionate interest in the Class [A], Class [B] or Class [C] certificates (sometimes referred to in this prospectus as "exchangeable certificates"), and if you own exchangeable certificates you will be able to exchange them for a proportionate interest in the Class [PEZ] certificates. You can exchange your Class [PEZ] certificates or exchangeable certificates by notifying the certificate administrator. If Class [PEZ] certificates or exchangeable certificates are outstanding and held by certificateholders, those certificates will receive principal and interest that would otherwise have been payable on the same proportion of certificates exchanged for them if those certificates were outstanding and held by certificateholders. Any such allocation of principal and interest between Class [PEZ] certificates on the one hand and exchangeable certificates on the other hand will have no effect on the principal or interest entitlements of any other class of certificates. Exchanges will be subject to various conditions that we describe in this prospectus. See "*Description of the Certificates—Exchanges of Exchangeable Certificates*" for a description of the exchange procedures relating to the Class [PEZ] certificates and the exchangeable certificates. See also "*Risk Factors—Other Risks Relating to the Certificates—There Are Risks Relating to the Exchangeable Certificates*".

C. Interest Rate Calculation Convention ....

Interest on the offered certificates at their applicable pass-through rates will be calculated based on a [360-day year consisting of twelve 30-day months, or a "30/360 basis"][IDENTIFY OTHER CALCULATION CONVENTION].

For purposes of calculating the pass-through rates on the [INTEREST ONLY CLASSES] certificates and any other class of certificates or trust component that has a pass-through rate limited by, equal to or based on the weighted average net mortgage interest rate (which calculation does not include any companion loan interest rate), the mortgage loan interest rates will not reflect any default interest rate, any loan term modifications agreed to by the applicable special servicer or any modifications resulting from a borrower's bankruptcy or insolvency.

[For purposes of calculating the pass-through rates on the offered certificates (other than the Class [PEZ] certificates), the interest rate for each mortgage loan that accrues interest based on the actual number of days in each month and assuming a 360-day year, or an "actual/360 basis", will be recalculated, if necessary, so that the amount of interest that would accrue at that recalculated rate in the applicable month, calculated on a 30/360 basis, will equal the amount of interest that is required to be paid on that mortgage loan in that month, subject to certain adjustments as described in "*Description of the Certificates—Distributions—Pass-Through Rates*" and "*—Interest Distribution Amount*".]

D. Servicing and
    Administration Fees .... The master servicer and special servicer are entitled to a master servicing fee and a special servicing fee, respectively, from the interest payments on each mortgage loan (other than a non-serviced mortgage loan with respect to the special servicing fee only), the serviced companion loans and any related REO loans and, with respect to the special servicing fees, if the related loan interest payments (or other collections in respect of the related mortgage loan or mortgaged property) are insufficient, then from general collections on all mortgage loans. The servicing fee for each distribution date, including the master servicing fee [and the portion of the servicing fee payable to any primary servicer or subservicer], is calculated on the [outstanding][stated] principal amount of each mortgage loan (including the non-serviced mortgage loans) and the related serviced companion loans at the servicing fee rate equal to a *per annum* rate[ranging from [_____]% to [_____]%].

The special servicing fee for each distribution date is calculated based on the outstanding principal amount of each mortgage loan (other than any non-serviced mortgage loan) and the related serviced companion loans as to which a special servicing transfer event has occurred (including any REO loans), on a loan-by-loan basis at the special servicing fee rate equal to [___]%[add caps or minimums]. The special servicer will not be entitled to a special servicing fee with respect to any non-serviced mortgage loan.

Any primary servicing fees or sub-servicing fees with respect to each mortgage loan (other than the non-serviced mortgage loans) and the related serviced companion loans will be paid by

the related master servicer or special servicer, respectively, out of the fees described above.

The master servicer and special servicer are also entitled to additional fees and amounts, including income on the amounts held in certain accounts and certain permitted investments, liquidation fees and workout fees. See "*Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses*".

The certificate administrator fee for each distribution date is calculated on the outstanding principal amount of each mortgage loan (including any REO loan and non-serviced mortgage loan) and the trust subordinate companion loan at a *per annum* rate equal to [_____]%. [The trustee fee is payable by the certificate administrator from the certificate administrator fee and is equal to [____].]

The operating advisor will be entitled to a fee on each distribution date calculated on the outstanding principal amount of each mortgage loan and REO loan (including the non-serviced mortgage loans) and the trust subordinate companion loan at a *per annum* rate equal to [_____]%. The operating advisor will also be entitled under certain circumstances to a consulting fee.

The asset representations reviewer will be entitled to a fee in the amount of $[_____] per loan upon the completion of the review it conducts with respect to certain delinquent mortgage loans.

Each party to the pooling and servicing agreement will also be entitled to be reimbursed by the issuing entity for costs, expenses and liabilities borne by them in certain circumstances. Fees and expenses payable by the issuing entity to any party to the pooling and servicing agreement are generally payable prior to any distributions to certificateholders.

Additionally, with respect to each distribution date, an amount equal to the product of [__]% *per annum* multiplied by the outstanding principal amount of each mortgage loan[, the trust subordinate companion loan] and any REO loan will be payable to CRE Finance Council© as a license fee for use of their names and trademarks, including an investor reporting package. This fee will be payable prior to any distributions to certificateholders.

Payment of the fees and reimbursement of the costs and expenses described above will generally have priority over the distribution of amounts payable to the certificateholders. See "*Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses"* and *"—Limitation on Liability; Indemnification".*

With respect to each non-serviced mortgage loan set forth in the table below, the master servicer under the related pooling and servicing agreement governing the servicing of that loan will be entitled to a master servicing fee at a rate equal to a *per annum* rate set forth in the table below, and the special servicer under the related pooling and servicing agreement will be entitled to a special servicing fee at a rate equal to the *per annum* rate set

forth below. In addition, each party to the related pooling and servicing agreement governing the servicing of such non-serviced whole loan will be entitled to receive other fees and reimbursements with respect to the non-serviced mortgage loans in amounts, from sources, and at frequencies, that are similar, but not necessarily identical, to those described above and, in certain cases (for example, with respect to unreimbursed special servicing fees and servicing advances with respect to any non-serviced whole loan), such amounts will be reimbursable from general collections on the mortgage loans to the extent not recoverable from the related non-serviced whole loan and to the extent allocable to the non-serviced mortgage loans pursuant to the related intercreditor agreement. See "*Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan*" and "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan*".

NON-SERVICED WHOLE LOANS

Non-Serviced Loan	Primary Servicer Fee	Special Servicer Fee

Distributions

A**.** Amount and Order of Distributions ....

On each distribution date, funds available for distribution from the mortgage loans, net of (i) specified expenses of the issuing entity, including fees payable to, and costs and expenses reimbursable to, the master servicer, the special servicer, the certificate administrator, the trustee, the operating advisor and the asset representation reviewer, (ii) any yield maintenance charges and prepayment premiums and (iii) any excess interest distributable to the Class [ARD] certificates, will be distributed in the following amounts and order of priority:

First, to the [APPLICABLE SENIOR CLASSES] certificates, in respect of interest, up to an amount equal to, and *pro rata* in accordance with the interest entitlements for those classes;

Second, to the [APPLICABLE SENIOR CLASSES] certificates, in reduction of the then-outstanding certificate balances of those classes, in the following priority (prior to the Cross-Over Date):

[INSERT PRINCIPAL PAYMENT PRIORITIES FOR THE SENIOR CLASSES]

However, if the certificate balances of each class of certificates, other than the [APPLICABLE SENIOR CLASSES] certificates, having an initial principal balance have been reduced to zero, funds available for distributions of principal will be distributed to the [APPLICABLE SENIOR CLASSES] certificates, *pro rata*, based on their respective certificate balances;

Third, to the [APPLICABLE SENIOR CLASSES] certificates, up to an amount equal to, and *pro rata* based upon, the aggregate unreimbursed losses on the mortgage loans previously allocated

to each such class, plus interest on that amount at the pass-through rate for such class;

Fourth, to the Class [A], Class [B], and Class [C] trust components and, thus, concurrently, to the Class [A], Class [B], and Class [C] certificates and the Class [PEZ] certificates as follows: (a) to interest on the Class [A], Class [B], and Class [C] trust components (and, therefore, to the Class [A], Class [B], and Class [C] and Class [PEZ] certificates *pro rata* based on their respective percentage interests in the Class [A], Class [B], and Class [C] trust components) in the amount of its interest entitlement; (b) to the extent of funds allocable to principal remaining after distributions in respect of principal to each class with a higher priority (as set forth in prior enumerated clauses set forth above), to principal on the Class [A], Class [B], and Class [C] trust components (and, therefore, to the Class [A], Class [B], and Class [C] and Class [PEZ] certificates *pro rata* based on their respective percentage interests in the Class [A], Class [B], and Class [C] trust components) until its certificate balance has been reduced to zero; and (c) to reimburse the Class [A], Class [B], and Class [C] trust components (and, therefore, to the Class [A], Class [B], and Class [C] and Class [PEZ] certificates *pro rata* based on their respective percentage interests in the Class [A], Class [B], and Class [C] trust components) for any previously unreimbursed losses on the mortgage loans that were previously allocated to that trust component (and, therefore, those certificates), together with interest;

Fifth, [ADD SIMILAR CLAUSES TO CLAUSE FOURTH FOR OTHER EXCHANGEABLE CLASSES]

Sixth, to the Class [__] as follows: (a) to interest on the Class [__] certificates in the amount of its interest entitlement; (b) to the extent of funds allocable to principal remaining after distributions in respect of principal to each class with a higher priority (as set forth in prior enumerated clauses set forth above), to principal on the Class [__] certificates until its certificate balance has been reduced to zero; and (c) to reimburse the Class [__] certificates for any previously unreimbursed losses on the mortgage loans that were previously allocated to that class of certificates, together with interest on that amount at the pass-through rate for such class;

Seventh, [ADD SIMILAR CLAUSES TO CLAUSE SIXTH FOR OTHER SUBORDINATE CLASSES THAT ARE NOT EXCHANGEABLE CLASSES]; and

Eighth, to the Class R certificates, any remaining amounts.

For more detailed information regarding distributions on the certificates, see "*Description of the Certificates—Distributions—Priority of Distributions*".

B. Interest and Principal
  Entitlements ....   A description of the interest entitlement of each class of certificates [(other than the Class [LOAN-SPECIFIC CLASS], Class R and Class [ARD] certificates)] can be found in

"*Description of the Certificates—Distributions—Interest Distribution Amount*". As described in that section, there are circumstances in which your interest entitlement for a distribution date could be less than one full month's interest at the pass-through rate on your certificate's balance or notional amount (or, in the case of the Class [PEZ] certificates, the related pass-through rates on the applicable percentage interest of the related certificate balances of the Class [A],Class [B] and Class [C] trust components).

A description of the amount of principal required to be distributed to each class of certificates entitled to principal on a particular distribution date (other than the [LOAN-SPECIFIC CLASS] certificates) can be found in "*Description of the Certificates—Distributions—Principal Distribution Amount*".

C. Yield Maintenance Charges, Prepayment Premiums....................

Yield maintenance charges and prepayment premiums with respect to the mortgage loans will be allocated to the certificates as described in "*Description of the Certificates—Allocation of Yield Maintenance Charges and Prepayment Premiums*".

For an explanation of the calculation of yield maintenance charges, see "*Description of the Mortgage Pool—Certain Terms of the Mortgage Loans*".

Yield maintenance charges received in respect of the trust subordinate companion loan will be distributed to the [LOAN-SPECIFIC CLASS] certificates pursuant to the related intercreditor agreement, and will not be allocated to the other classes of certificates.

D. Subordination, Allocation of Losses and Certain Expenses ....

The chart below describes the manner in which the payment rights of certain classes of certificates will be senior or subordinate, as the case may be, to the payment rights of other classes of certificates. The chart shows the entitlement to receive principal and/or interest of certain classes of certificates (other than excess interest that accrues on each mortgage loan that has an anticipated repayment date) on any distribution date in descending order. It also shows the manner in which mortgage loan losses are allocated to certain classes of the certificates in ascending order (beginning with the non-offered pooled certificates, other than the Class R and Class [ARD] certificates) to reduce the certificate balance of each such class to zero; *provided* that mortgage loan losses with respect to an AB whole loan will be allocated *first* to the related subordinate companion loan (and correspondingly, to the [LOAN-SPECIFIC CLASS] certificates in the case of the trust subordinate companion loan, until the certificate balance of such class is reduced to zero), *then*, to the pooled certificates entitled to distributions of principal in ascending order (beginning with the non-offered pooled certificates, other than the Class R and Class [ARD] certificates) as set forth in the chart below]; *provided, further,* that no principal payments or mortgage loan losses will be allocated to the [INTEREST-ONLY CLASSES], Class R or

Class [ARD] certificates, although principal payments and mortgage loan losses may reduce the notional amounts of the [INTEREST-ONLY] certificates and, therefore, the amount of interest they accrue.



---

(1)   The [INTEREST-ONLY CLASSES] certificates are interest-only certificates and the [NON-OFFERED SENIOR CLASSES] certificates are not offered by this prospectus.

(2)   Reflects a trust component. Distributions and mortgage loan losses allocated to a trust component will be concurrently allocated to the applicable portion of the related class or classes of exchangeable certificates and the Class [PEZ] certificates that form part of the related certificate balance of such trust component as described in "*Description of the Certificates—Distributions*".

(3)   Other than the [IDENTIFY SENIOR NON-OFFERED CLASSES HAVING SENIOR PAYMENT PRIORITIES IDENTIFIED ABOVE] certificates.

(4)   The [LOAN-SPECIFIC CLASS] certificates will be allocated losses and shortfalls on the [_____] whole loan first, and then losses and shortfalls will be allocated to the related mortgage loan.

Other than the subordination of certain classes of certificates, as described above, no other form of credit enhancement will be available for the benefit of the holders of the offered certificates.

Mortgage loan losses and principal payments, if any, on mortgage loans that are allocated to a class of certificates having an initial certificate balance (other than the [LOAN-SPECIFIC CLASS certificates) and mortgage loan losses and principal payments, if any, on the trust subordinate companion loan allocated to the [LOAN-SPECIFIC CLASS] certificates will reduce the certificate balance of that class of certificates.

[DESCRIBE RELATIONSHIP OF NOTIONAL AMOUNT OF INTEREST-ONLY CLASSES TO THEIR RELATED PRINCIPAL-WEIGHTED CLASSES ON WHICH THE NOTIONAL AMOUNTS ARE BASED]

To the extent funds are available on a subsequent distribution date for distribution on your offered certificates, you will be reimbursed for any losses allocated to your offered certificates (or the applicable percentage interest of the relevant underlying trust component(s)) with interest at the pass-through rate on those offered certificates (or underlying trust component(s)) in accordance with the distribution priorities.

See "*Description of the Certificates—Subordination; Allocation of Realized Losses*" for more detailed information regarding the subordination provisions applicable to the certificates and the allocation of losses to the certificates.

E**.** Shortfalls in Available Funds .... The following types of shortfalls in available funds will reduce distributions to the classes of certificates or trust components with the lowest payment priorities:

- shortfalls resulting from the payment of special servicing fees and other additional compensation that the special servicer is entitled to receive;

- shortfalls resulting from interest on advances made by the master servicer, the special servicer or the trustee (to the extent not covered by late payment charges or default interest paid by the related borrower);

- shortfalls resulting from the application of appraisal reductions to reduce interest advances;

- shortfalls resulting from extraordinary expenses of the issuing entity including indemnification payments payable to the parties to the pooling and servicing agreement;

- shortfalls resulting from a modification of a mortgage loan's interest rate or principal balance; and

- shortfalls resulting from other unanticipated or default-related expenses of the issuing entity.

In addition, prepayment interest shortfalls on the mortgage loans that are not covered by certain compensating interest payments made by the master servicer are required to be allocated among the classes of certificates (other than the Class [A], Class [B], Class [C], Class [PEZ], [LOAN-SPECIFIC CLASS], Class [ARD] certificates) or trust components entitled to interest (and, therefore, the Class [A], Class [B], Class [C] and Class [PEZ] certificates), on a *pro rata* basis, to reduce the amount of interest payable on each such class of certificates to the extent described in this prospectus. See "*Description of the Certificates—Distributions—Priority of Distributions*".

Shortfalls in available funds resulting from any of the foregoing with respect to an AB whole loan will result *first* in a reduction in amounts distributable in accordance with the related intercreditor agreement in respect of the related subordinate companion loan, which will in turn reduce distributions in respect of the [LOAN-SPECIFIC CLASS] certificates in the case of the trust subordinate companion loan, and *then*, result in a reduction in amounts distributable in accordance with the related intercreditor agreement in respect of the related mortgage loan, which will in turn reduce distributions in respect of the pooled certificates as described above. See "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan[—Application of Payments]*" and "*Yield and Maturity Considerations—Yield Considerations—Losses and Shortfalls*".

F. Excess Interest	On each distribution date, any excess interest in respect of the increase in the interest rate on any mortgage loan with an anticipated repayment date after the related anticipated repayment date to the extent actually collected and applied as interest during a collection period will be distributed to the holders of the Class [ARD] certificates on the related distribution date. This excess interest will not be available to make distributions to any other class of certificates or to provide credit support for other classes of certificates or offset any interest shortfalls or to pay any other amounts to any other party under the pooling and servicing agreement.

Advances

A. P&I Advances	The master servicer is required to advance a delinquent periodic payment on each mortgage loan (unless the master servicer or the special servicer determines that the advance would be non-recoverable). Neither the master servicer nor the trustee will be required to advance balloon payments due at maturity or anticipated repayment date in excess of the regular periodic payment, interest in excess of a mortgage loan's regular interest rate, default interest, late payment charges, prepayment premiums or yield maintenance charges.

The amount of the interest portion of any advance will be subject to reduction to the extent that an appraisal reduction of the related mortgage loan has occurred (and with respect to any mortgage loan that is part of a whole loan, to the extent such appraisal reduction amount is allocated to the related mortgage loan). There may be other circumstances in which the master servicer will not be required to advance a full month of principal and/or interest. If the master servicer fails to make a required advance, the trustee will be required to make the advance, unless the trustee determines that the advance would be non-recoverable. If an interest advance is made by the master servicer, the master servicer will not advance the portion of interest that constitutes its servicing fee, but will advance the portion of interest that constitutes the fees payable to the certificate administrator, the trustee, the operating advisor and the asset representations reviewer and the CREFC® license fee.

None of the master servicer, the special servicer or the trustee will make, or be permitted to make, any principal or interest advance with respect to any companion loan that is not held by the issuing entity [or with respect to the trust subordinate companion loan].

See "*Pooling and Servicing Agreement—Advances*". |
| B. Property Protection Advances .... | The master servicer may be required to make advances with respect to mortgage loans and related companion loans that it is required to service to pay delinquent real estate taxes, assessments and hazard insurance premiums and similar expenses necessary to:

- protect and maintain (and in the case of REO properties, lease and manage) the related mortgaged property; |

- maintain the lien on the related mortgaged property; and/or

- enforce the related mortgage loan documents.

The special servicer will have no obligation to make any property protection advances (although it may elect to make them in an emergency circumstance). [If the special servicer makes a property protection advance, the master servicer will be required to reimburse the special servicer for that advance and the master servicer will be deemed to have made that advance as of the date made by the special servicer.]

If the master servicer fails to make a required advance of this type, the trustee will be required to make this advance. None of the master servicer, the special servicer or the trustee is required to advance amounts determined by such party to be non-recoverable.

See "*Pooling and Servicing Agreement—Advances*".

With respect to any non-serviced mortgage loan, the master servicer (and the trustee, as applicable) under the related pooling and servicing agreement governing the servicing of that non-serviced whole loan will be required to make similar advances with respect to delinquent real estate taxes, assessments and hazard insurance premiums as described above.

None of the master servicer, special servicer or trustee will make or be permitted to make any advance in connection with the exercise of any cure rights or purchase rights granted to the holder of any subordinate companion loan under the related intercreditor agreement, or in the case of the trust subordinate companion loan, by the related loan-specific directing certificateholder appointed by the holders of the [LOAN-SPECIFIC CLASS] certificates.

C. Interest on Advances......................	The master servicer, the special servicer and the trustee, as applicable, will be entitled to interest on the above described advances at [the "Prime Rate" as published in *The Wall Street Journal*,] as described in this prospectus. Interest accrued on outstanding advances may result in reductions in amounts otherwise payable on the certificates. Neither the master servicer nor the trustee will be entitled to interest on advances made with respect to principal and interest due on a mortgage loan until the related due date has passed and any grace period for late payments applicable to the mortgage loan has expired. See "*Pooling and Servicing Agreement—Advances*".

With respect to a non-serviced mortgage loan, the applicable makers of advances under the related pooling and servicing agreement governing the servicing of such non-serviced whole loan will similarly be entitled to interest on advances, and any accrued and unpaid interest on property protection advances made in respect of such non-serviced mortgage loan may be reimbursed from general collections on the other mortgage loans included in the issuing entity to the extent not recoverable from such non-serviced mortgage loan and to the extent allocable to

the related non-serviced mortgage loan in accordance with the related intercreditor agreement.

The Mortgage Pool

The Mortgage Pool.............................. The issuing entity's primary assets will be [__] [fixed][floating] rate commercial mortgage loans and the trust subordinate companion loan, each evidenced by one or more promissory notes secured by first mortgages, deeds of trust, deeds to secure debt or similar security instruments on the fee and/or leasehold estate of the related borrower in [___] commercial and multifamily properties. See "*Description of the Mortgage Pool—Additional Indebtedness*".

The aggregate principal balance of the mortgage loans as of the cut-off date will be approximately $[_____]. The principal balance of the trust subordinate companion loan as of the cut-off date will be $[_____].

Whole Loans

Unless otherwise expressly stated in this prospectus, the term "mortgage loan" refers to each of the [NUMBER OF LOANS] commercial mortgage loans to be held by the issuing entity. Of the mortgage loans, each of the loans in the table below is part of a larger whole loan, each of which is comprised of the related mortgage loan and one or more loans that are *pari passu* in right of payment to the related mortgage loan (each referred to in this prospectus as a "*pari passu* companion loan") and/or are subordinate in right of payment to the related mortgage loan (each referred to in this prospectus as a "subordinate companion loan", and together with the *pari passu* companion loans, the "companion loans"). The companion loans, together with their related mortgage loans, are each referred to in this prospectus as a "whole loan". With respect to one of the whole loans set forth below, [NAME OF LOAN SELLER] will transfer a subordinate companion loan (referred to in this prospectus as the "trust subordinate companion loan") relating to [NAME OF WHOLE LOAN] mortgage loan to the depositor.

Whole Loan Summary

Mortgage Loan Name	Mortgage Loan Cut-off Date Balance	% of Initial Pool Balance	Pari Passu Companion Loan Cut-off Date Balance	Subordinate Companion Loan Cut-off Date Balance	Mortgage Loan LTV Ratio[2]	Whole Loan LTV Ratio[3]	Mortgage Loan Underwritten NCF DSCR[2]	Whole Loan Underwritten NCF DSCR[3]
[____]........................	$[____]	[____]%	$[____]	$[____]	[____]%	[____]%	[____]x	[____]x
[____][1].....................	$[____]	[____]%	$[____]	$[____]	[____]%	[____]%	[____]x	[____]x
[____]........................	$[____]	[____]%	$[____]	$[____]	[____]%	[____]%	[____]x	[____]x

[1]   [INDICATE THE TRUST SUBORDINATE COMPANION LOAN THAT IS INCLUDED IN THE ISSUING ENTITY.]

[2]   Calculated including the related *pari passu* companion loans but excluding the related subordinate companion loan.

[3]   Calculated including the related *pari passu* companion loans and the related subordinate companion loan.

The [LIST SERVICED WHOLE LOANS] loans will be serviced by the master servicer and the special servicer pursuant to the pooling and servicing agreement for this transaction and are each referred to in this prospectus as a "serviced whole loan",

and the related companion loans are referred to in this prospectus as "serviced companion loans".

The holder of the [LOAN-SPECIFIC CLASS] will have certain approval rights with respect to the related AB mortgage loan under certain circumstances. See "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan*".

Each loan identified in the table below will not be serviced under the pooling and servicing agreement and instead will be serviced under a separate pooling and servicing agreement identified below relating to the related companion loan and is referred to in this prospectus as a "non-serviced whole loan". The related mortgage loan[s] [is] [are] referred to as a "non-serviced mortgage loan" and the related companion loans[is] [are] referred to in this prospectus as a "non-serviced companion loan". See "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan"*.

Non-Serviced Whole Loans

Loan Name	Transaction/Pooling and Servicing Agreement	% of Initial Pool Balance	Master Servicer	Special Servicer	Trustee	Certificate Administrator and Custodian	Directing Certificate-holder	Operating Advisor	Asset Representations Reviewer

For further information regarding the whole loans, see "*Description of the Mortgage Pool—The Whole Loans"*, and for information regarding the servicing of the non-serviced whole loan, see "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan"*.

Mortgage Loan Characteristics

[The following tables set forth certain anticipated characteristics of the mortgage loans as of the cut-off date (unless otherwise indicated). Except as specifically provided in this prospectus, various information presented in this prospectus (including loan-to-value ratios, debt service coverage ratios, debt yields and cut-off date balances per net rentable square foot, pad, room or unit, as applicable) with respect to any mortgage loan with a *pari passu* companion loan or subordinate companion loan is calculated including the principal balance and debt service payment of the related *pari passu* companion loan(s), but is calculated excluding the principal balance and debt service payment of the related subordinate companion loan (or any other subordinate debt encumbering the related mortgaged property or any related mezzanine debt or preferred equity). However, unless specifically indicated, for the purpose of numerical and statistical information with respect to the composition of the mortgage pool contained in this prospectus (including any tables, charts and information set forth on Annex A-1, A-2 and A-3), no subordinate companion loan is reflected in this prospectus.

The sum of the numerical data in any column may not equal the indicated total due to rounding. Unless otherwise indicated, all figures and percentages presented in this "*Summary of Terms*" are calculated as described under "*Description of the Mortgage Pool—Additional Information*" and, unless otherwise indicated, such figures and percentages are approximate and in each case, represent the indicated figure or percentage of the aggregate principal balance of the pool of mortgage loans as of the cut-off date. The principal balance of each mortgage loan as of the cut-off date assumes the timely receipt of principal scheduled to be paid on or before the cut-off date and no defaults, delinquencies or prepayments on, or modifications of, any mortgage loan on or prior to the cut-off date. Whenever percentages and other information in this prospectus are presented on the mortgaged property level rather than the mortgage loan level, the information for mortgage loans secured by more than one mortgaged property (or comprised of more than one cross-collateralized mortgage loan) is based on allocated loan amounts as stated in Annex A-1.

The mortgage loans will have the following approximate characteristics as of the cut-off date:

Cut-off Date Mortgage Loan Characteristics[*]

	All Mortgage Loans
Initial Pool Balance	$[___]
Number of mortgage loans	[___]
Number of Mortgaged Properties	[___]
Range of Cut-off Date Balances	$[___] to $[___]
Average Cut-off Date Balance	$[___]
Range of Mortgage Rates	[___]% to [___]%
Weighted average Mortgage Rate	[___]%
Range of original terms to maturity	[___] months to [___] months
Weighted average original term to maturity	[___] months
Range of remaining terms to maturity	[___] months to [___] months
Weighted average remaining term to maturity	[___] months
Range of original amortization term[(2)]	[___] months to [___] months
Weighted average original amortization term[(2)]	[___] months
Range of remaining amortization terms[(2)]	[___] months to [___] months
Weighted average remaining amortization term[(2)]	[___] months
Range of LTV Ratios	[___]% to [___]%
Weighted average LTV Ratio	[___]%
Range of LTV Ratios as of the maturity date	[___]% to [___]%
Weighted average LTV Ratio as of the maturity date	[___]%
Range of UW NCF DSCR	[___]x to [___]x
Weighted average UW NCF DSCR	[___]x
Range of UW NOI Debt Yield	[___]% to [___]%
Weighted average UW NOI Debt Yield	[___]%
Percentage of Initial Pool Balance consisting of:	
Interest Only-Balloon	[___]%
Balloon[(3)]	[___]%
Interest Only	[___]%
ARD-Interest Only	[___]%
ARD-Interest Only-Balloon	[___]%
ARD-Balloon	[___]%

---

[*]   [THESE ARE REPRESENTATIVE CHARACTERISTICS THAT WILL VARY FROM DEAL TO DEAL]

[(1)]   Subject to a permitted variance of plus or minus 5%.

[(2)]   Does not include mortgage loans that pay interest-only until their maturity dates or anticipated repayment dates.

[(3)]   Does not include interest-only mortgage loans or partial interest-only mortgage loans.

[#]   [Insert appropriate footnotes to identify material clarifications and explanations for the specific assets in the mortgage pool.]

[#]   In the case of the [__] mortgage loans, collectively representing approximately [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date, each of which has one or more *pari passu* companion loans [or a subordinate companion loan that are not included in the issuing entity, the debt

service coverage ratios, loan-to-value ratios and debt yield have been calculated including the related *pari passu* companion loans but excluding the related subordinate companion loan.

[#] Debt service coverage ratios are calculated using the average of the principal and interest payments for the first twelve payment periods of the mortgage loan following the cut-off date (but without regard to any leap year adjustments), provided that (i) in the case of a mortgage loan that provides for interest-only payments through maturity or its anticipated repayment date, as applicable, such items are calculated based on the interest payments scheduled to be due on the first due date following the cut-off date and the 11 due dates thereafter for such mortgage loan and (ii) in the case of a mortgage loan that provides for an initial interest-only period that ends prior to maturity or its anticipated repayment date, as applicable, and provides for scheduled amortization payments thereafter, such items are calculated based on the monthly payment of principal and interest payable immediately following the expiration of the interest-only period.

[All] of the mortgage loans accrue interest on an actual/360 basis. [Describe alternative basis.]

For further information regarding the Mortgage Loans, see "*Description of the Mortgage Pool*".

Modified and Refinanced Loans .... As of the cut-off date, [none] of the mortgage loans were modified due to a delinquency.

Several of the mortgage loans were refinancings of loans in default at the time of refinancing and/or otherwise involved discounted pay-offs in connection with the origination of the mortgage loan as described below:

[INSERT RELEVANT INFORMATION]

See "*Description of the Mortgage Pool*".

[Loans Underwritten Based on
　　Projections of Future Income]...... [With respect to [__] of the mortgaged properties, representing approximately [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date (by allocated loan amount), such mortgaged properties (i) were constructed or the subject of a major renovation that was completed within 12 calendar months prior to the cut-off date and, therefore, the related mortgaged property has no prior operating history, (ii) have a borrower or an affiliate under the related mortgage loan that acquired the related mortgaged property within 12 calendar months prior to the cut-off date and such borrower or affiliate was unable to provide the related mortgage loan seller with historical financial information for such acquired mortgaged property or (iii) are single tenant properties subject to triple-net leases with the related tenant where the related borrower did not provide the related mortgage loan seller with historical financial information for the related mortgaged property.]

See "*Description of the Mortgage Pool*".

[Certain Variances from
　　Underwriting Standards .... [Certain of the mortgage loans may vary from the underwriting guidelines described under "*Transaction Parties—The Sponsors and Mortgage Loan Sellers*" with respect to the related third party materials requirements. See "*Transaction Parties—The Sponsors and Mortgage Loan Sellers—German American Capital Corporation—Exceptions*". [Describe the nature of any

material exceptions granted by the originator to its underwriting guidelines, including the number and percentage of loans with such exceptions.]]

Additional Aspects of Certificates

Denominations ....

The offered certificates with certificate balances that are initially offered and sold to purchasers will be issued in minimum denominations of $[____] and integral multiples of $1 in excess of $[____]. The certificates with notional amounts will be issued, maintained and transferred only in minimum denominations of authorized initial notional amounts of not less than $[_____] and in integral multiples of $1 in excess of $[_____].

Registration, Clearance and
   Settlement..

Each class of offered certificates will initially be registered in the name of Cede & Co., as nominee of The Depository Trust Company, or DTC.

You may hold offered certificates through: (1) DTC in the United States; or (2) Clearstream Banking, société anonyme or Euroclear Bank, as operator of the Euroclear System. Transfers within DTC, Clearstream Banking, société anonyme or Euroclear Bank, as operator of the Euroclear System, will be made in accordance with the usual rules and operating procedures of those systems.

We may elect to terminate the book-entry system through DTC (with the consent of the DTC participants), Clearstream Banking, société anonyme or Euroclear Bank, as operator of the Euroclear System, with respect to all or any portion of any class of the offered certificates.

"*Description of the Certificates—Delivery, Form, Transfer and Denomination—Book-Entry Registration*".

[Credit Risk Retention ....

For a discussion on the manner in which [NAME OF SPONSORS REQUIRED TO SATISFY RISK RETENTION] have satisfied their credit risk retention requirements, see "*Credit Risk Retention*".][APPLICABLE TO OFFERINGS WITH CLOSING DATES ON OR AFTER DECEMBER 24, 2016]

Information Available to
   Certificateholders.............................

On each distribution date, the certificate administrator will prepare and make available to each certificateholder of record, initially expected to be Cede & Co., a statement as to the distributions being made on that date. Additionally, under certain circumstances, certificateholders of record may be entitled to certain other information regarding the issuing entity. See "*Description of the Certificates—Reports to Certificateholders; Certain Available Information*".

Deal Information/Analytics ....

Certain information concerning the mortgage loans and the certificates may be available to subscribers through the following services:

- [Identify third party analysis providers to be used.]

- The certificate administrator's website initially located at www.[_____].com

- The master servicer's website initially located at www.[_____].com

Optional Termination............................ On any distribution date on which the aggregate principal balance of the pool of mortgage loans is less than [___]%, certain entities specified in this prospectus will have the option to purchase all of the remaining mortgage loans (and all property acquired through exercise of remedies in respect of any mortgage loan) at the price specified in this prospectus.

The issuing entity may also be terminated in connection with a voluntary exchange of all the then-outstanding certificates (other than the Class [ARD], Class [__] and Class [R] certificates) for the mortgage loans held by the issuing entity, *provided* that (i) the Classes [_____], Class [PEZ] and Class [_____] certificates are no longer outstanding, (ii) there is only one holder (or multiple holders acting unanimously) of the outstanding certificates (other than the Class [ARD], Class [__] and Class [R] certificates) and (iii) the master servicer consents to the exchange.

[Insert any series specific events that may trigger a liquidation or amortization of the asset pool, or otherwise alter the transaction structure or flow of funds in accordance with Item 1103(a)(3)(vii) of Regulation AB.]

See "*Pooling and Servicing Agreement—Termination; Retirement of Certificates*".

Required Repurchases or Substitutions of Mortgage Loans; Loss of Value Payment .... Under certain circumstances, the related mortgage loan seller may be obligated to (i) repurchase (without payment of any yield maintenance charge or prepayment premium) or substitute for an affected mortgage loan from the issuing entity or (ii) make a cash payment that would be deemed sufficient to compensate the issuing entity in the event of a document defect or a breach of a representation and warranty made by the related mortgage loan seller with respect to the mortgage loan in the mortgage loan purchase agreement that materially and adversely affects the value of the mortgage loan, the value of the related mortgaged property or the interests of any certificateholders in the mortgage loan or mortgaged property or causes the mortgage loan to be other than a "qualified mortgage" within the meaning of Code Section 860G(a)(3) (but without regard to the rule of Treas. Reg. Section 1.860G-2(f)(2) that causes a defective loan to be treated as a "qualified mortgage"). See "*Description of the Mortgage Loan Purchase Agreements*".

Sale of Defaulted Loans........................ Pursuant to the pooling and servicing agreement, the special servicer is required to solicit offers for defaulted serviced mortgage loans (or a defaulted serviced whole loan) and/or related REO properties and accept the first (and, if multiple offers

are received, the highest) cash offer from any person that constitutes a fair price for the defaulted serviced mortgage loan (or a defaulted whole loan) or related REO property, determined as described in "*Pooling and Servicing Agreement—Realization Upon Mortgage Loans"* and *"—Sale of Defaulted Loans and REO Properties*", unless the special servicer determines, in accordance with the servicing standard, that rejection of such offer would be in the best interests of the certificateholders and the related *pari passu* companion loan holders (as a collective whole as if such certificateholders and such companion loan holders constituted a single lender and, with respect to a whole loan with a subordinate companion loan, taking into account the subordinate nature of such subordinate companion loan).

[If a non-serviced mortgage loan with a related *pari passu* companion loan becomes a defaulted mortgage loan and the special servicer under the related pooling and servicing agreement for the related *pari passu* companion loan determines to sell such *pari passu* companion loan, then that special servicer will be required to sell such non-serviced mortgage loan together with the related *pari passu* companion loan in a manner similar to that described above.] [See "*Description of the Mortgage Pool—The Whole Loans*".]

[Swap Contract; Credit Enhancement or Other Derivative Instrument]..................	[The issuing entity will have the benefit of an [interest rate] [currency] swap contract with [_____], a [insert entity type and jurisdiction of organization], as swap counterparty, in an initial notional amount equal to the aggregate initial certificate balance of the Class [__] certificates. The notional amount of the swap contract will decrease to the extent of any decrease in the certificate balance of the Class [__] certificates. The swap contract will have an expiration date of the distribution date in [_____] (the same date as the rated final distribution date for the Class [__] certificates) unless it has already terminated. Under the swap contract, the swap counterparty will be obligated to pay to the issuing entity on the business day prior to each distribution date interest accrued on the notional amount of the swap contract [at one-month LIBOR] [or other applicable interest rate] (determined as described in this prospectus) + [__]% (based on the actual number of days in the interest accrual period for the Class [__] certificates and a 360-day year). The issuing entity will be obligated to pay to the swap counterparty, on that day, interest accrued on the notional amount of the swap contract at a rate equal to the lesser of a fixed rate of [__]% *per annum* and the weighted average net mortgage rate (based on a 360-day year assumed to consist of twelve 30-day months). Any excess prepayment interest shortfall allocated to the Class [__] regular interest, reduction in the interest available to be distributed to the Class [__] regular interest for any other reason [or the reduction of the weighted average net mortgage rate below [__]%] will result in a corresponding dollar-for-dollar reduction in the interest payment made by the swap counterparty to the related grantor trust and, therefore, a corresponding decrease in the amount of interest distributed on the Class [__] certificates. All prepayment

	premiums or yield maintenance charges allocated to the Class [__] regular interest will be paid to the swap counterparty unless the swap contract and any replacement swap contract is terminated, in which case, those amounts will be distributed to the Class [_____] certificates. [_____], the credit support provider of the swap counterparty currently has a long-term rating of "[__]" by [_____] and "[__]" by [_____], and a short term rating of "[__]" by [_____] and "[__]" by [_____]. See "*Description of the Credit Support, Liquidity Support or Derivatives Instrument*".]
	[INSERT ANY SERIES SPECIFIC CURRENCY SWAP DISCLOSURE.]
Tax Status	Elections will be made to treat designated portions of the issuing entity (exclusive of (a) interest that is deferred after the anticipated repayment date of each mortgage loan with an anticipated repayment date and the excess interest distribution account and (b) the Class [A], Class [B] and Class [C] trust components and the related distribution account, beneficial ownership of which is represented by the exchangeable certificates and the Class [PEZ] certificates) as three separate REMICs – the [_____] trust subordinate companion loan REMIC, the lower-tier REMIC and the upper-tier REMIC – for federal income tax purposes. [INSERT DISCLOSURE REGARDING UPPER-TIER REGULAR INTEREST FOR FLOATING RATE SWAP, IF APPLICABLE]
	In addition, the portions of the issuing entity consisting of (i) the excess interest accrued on the mortgage loan with an anticipated repayment date, beneficial ownership of which is represented by the [ARD Class] certificates and (ii) the Class [A], Class [B] and Class [C] trust components and the related distribution account, beneficial ownership of which is represented by the exchangeable certificates and the Class [PEZ] certificates, will be treated as a grantor trust for federal income tax purposes.
	Pertinent federal income tax consequences of an investment in the offered certificates include:
	• Each class of offered certificates (other than the exchangeable certificates, the Class [PEZ] certificates, the [ARD Class] certificates and the Class R certificates) and the trust components will constitute REMIC "regular interests".
	• The offered certificates (other than the exchangeable certificates, the Class [PEZ] certificates, the [ARD Class] certificates and the Class R certificates) and the trust components will be treated as newly originated debt instruments for federal income tax purposes.
	• You will be required to report income on your offered certificates using the accrual method of accounting.
	• It is anticipated that the Class [__] and Class [__] certificates will be issued with original issue discount and that the Class

	[___] certificates will be issued at a premium for federal income tax purposes.
	See "*Material Federal Income Tax Considerations*".
Certain ERISA Considerations.............	Subject to important considerations described under "*Certain ERISA Considerations*", the offered certificates are eligible for purchase by persons investing assets of employee benefit plans or individual retirement accounts.
Legal Investment.................................	[SPECIFY CLASSES] [None of the] certificates will constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984, as amended.
	If your investment activities are subject to legal investment laws and regulations, regulatory capital requirements, or review by regulatory authorities, then you may be subject to restrictions on investment in the certificates. You should consult your own legal advisors for assistance in determining the suitability of and consequences to you of the purchase, ownership, and sale of the certificates.
	The issuing entity will not be registered under the Investment Company Act of 1940, as amended. The issuing entity will be relying on an exclusion or exemption from the definition of "investment company" under the Investment Company Act of 1940, as amended contained in Section 3(c)(5) of the Investment Company Act of 1940, as amended, or Rule 3a-7 under the Investment Company Act of 1940, as amended, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a "covered fund" for purposes of the Volcker Rule under the Dodd-Frank Act (both as defined in this prospectus).
	See "*Legal Investment*".
Ratings	The offered certificates will not be issued unless each of the offered classes receives credit rating from one or more of the nationally recognized statistical rating organizations engaged by the depositor to rate the offered certificates. [The decision not to engage one or more other rating agencies in the rating of certain classes of certificates to be issued in connection with this transaction, may negatively impact the liquidity, market value and regulatory characteristics of those classes of certificates. Neither the depositor nor any other person or entity will have any duty to notify you if any other nationally recognized statistical rating organization issues, or delivers notice of its intention to issue, unsolicited ratings on one or more classes of certificates after the date of this prospectus.]
	See "*Risk Factors—Other Risks Relating to the Certificates— Nationally Recognized Statistical Rating Organizations May Assign Different Ratings to the Certificates; Ratings of the Certificates Reflect Only the Views of the Applicable Rating Agencies as of the Dates Such Ratings Were Issued; Ratings May Affect ERISA Eligibility; Ratings May Be Downgraded*" and "*Ratings*".

RISK FACTORS

You should carefully consider the following risks before making an investment decision. In particular, distributions on your certificates will depend on payments received on, and other recoveries with respect to the mortgage loans. Therefore, you should carefully consider the risk factors relating to the mortgage loans and the mortgaged properties.

If any of the following events or circumstances identified as risks actually occur or materialize, your investment could be materially and adversely affected. We note that additional risks and uncertainties not presently known to us may also impair your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus.

[RISK FACTORS THAT ARE IDENTIFIED IN BRACKETS WILL BE REMOVED FROM TRANSACTIONS THAT DO NOT HAVE MORTGAGE LOANS, MORTGAGED PROPERTIES OR BORROWER/SPONSOR ENTITIES WITH THE DESCRIBED RISK FACTOR]

The Certificates May Not Be a Suitable Investment for You

The certificates will not be suitable investments for all investors. In particular, you should not purchase any class of certificates unless you understand and are able to bear the risk that the yield to maturity and the aggregate amount and timing of distributions on the certificates will be subject to material variability from period to period and give rise to the potential for significant loss over the life of the certificates. The interaction of the foregoing factors and their effects are impossible to predict and are likely to change from time to time. As a result, an investment in the certificates involves substantial risks and uncertainties and should be considered only by sophisticated institutional investors with substantial investment experience with similar types of securities and who have conducted appropriate due diligence on the mortgage loans, the mortgaged properties and the certificates.

Combination or "Layering" of Multiple Risks May Significantly Increase Risk of Loss

Although the various risks discussed in this prospectus are generally described separately, you should consider the potential effects of the interplay of multiple risk factors. Where more than one significant risk factor is present, the risk of loss to an investor in the certificates may be significantly increased.

Risks Related to Market Conditions and Other External Factors

The Volatile Economy, Credit Crisis and Downturn in the Real Estate Market Have Adversely Affected and May Continue To Adversely Affect the Value of CMBS

In recent years, the real estate and securitization markets, including the market for commercial mortgage-backed securities ("CMBS"), experienced significant dislocations, illiquidity and volatility. We cannot assure you that another dislocation in CMBS will not occur.

Any economic downturn may adversely affect the financial resources of borrowers under commercial mortgage loans and may result in their inability to make payments on, or refinance, their outstanding mortgage debt when due or to sell their mortgaged properties for an aggregate amount sufficient to pay off the outstanding debt when due. As a result, distributions of principal and interest on your certificates, and the value of your certificates, could be adversely affected.

Other Events May Affect the Value and Liquidity of Your Investment

Moreover, other types of events, domestic or international, may affect general economic conditions and financial markets:

- Wars, revolts, terrorist attacks, armed conflicts, energy supply or price disruptions, political crises, natural disasters and man-made disasters may have an adverse effect on the mortgaged properties and/or your certificates; and

- Trading activity associated with indices of CMBS may drive spreads on those indices wider than spreads on CMBS, thereby resulting in a decrease in value of such CMBS, including your certificates, and spreads on those indices may be affected by a variety of factors, and may or may not be affected for reasons involving the commercial and multifamily real estate markets and may be affected for reasons that are unknown and cannot be discerned.

You should consider that the foregoing factors may adversely affect the performance of the mortgage loans and accordingly the performance of the offered certificates.

Risks Relating to the Mortgage Loans

Mortgage Loans Are Non-Recourse and Are Not Insured or Guaranteed

The mortgage loans are not insured or guaranteed by any person or entity, governmental or otherwise.

Investors should treat each mortgage loan as a non-recourse loan. If a default occurs, recourse generally may be had only against the specific mortgaged properties and other assets that have been pledged to secure the mortgage loan. Consequently, payment prior to maturity is dependent primarily on the sufficiency of the net operating income of the mortgaged property. Payment at maturity or anticipated repayment date is primarily dependent upon the market value of the mortgaged property or the borrower's ability to refinance the mortgaged property.

Although the mortgage loans generally are non-recourse in nature, certain mortgage loans contain non-recourse carveouts for liabilities such as a result of fraud by the borrower, certain voluntary insolvency proceedings or other matters. Certain mortgage loans set forth under "*Description of the Mortgage Pool—Non-Recourse Carveout Limitations*" either do not contain non-recourse carveouts or contain material limitations to non-recourse carveouts. Often these obligations are guaranteed by an affiliate of the related borrower, although liability under any such guaranty may be capped or otherwise limited in amount or scope. Furthermore, the guarantor's net worth and liquidity may be less (and in some cases, materially less) than amounts due under the related mortgage loan or the guarantor's sole asset may be its interest in the related borrower. Certain mortgage loans may have the benefit of a general payment guaranty of a portion of the indebtedness under the mortgage loan. In all cases, however, the mortgage loans should be considered to be non-recourse obligations because neither the depositor nor the sponsors make any representation or warranty as to the obligation or ability of any borrower or guarantor to pay any deficiencies between any foreclosure proceeds and the mortgage loan indebtedness.

Risks of Commercial and Multifamily Lending Generally

The mortgage loans will be secured by various income producing commercial and multifamily properties. The repayment of a commercial or multifamily loan is typically dependent upon the ability of the related mortgaged property to produce cash flow through the collection of rents. Even the liquidation value of a commercial property is determined, in substantial part, by the capitalization of the property's ability to produce cash flow. However, net operating income can be volatile and may be insufficient to cover debt service on the loan at any given time.

The net operating incomes and property values of the mortgaged properties may be adversely affected by a large number of factors. Some of these factors relate to the properties themselves, such as:

- the age, design and construction quality of the properties;

- perceptions regarding the safety, convenience and attractiveness of the properties;

- the characteristics and desirability of the area where the property is located;

- the strength and nature of the local economy, including labor costs and quality, tax environment and quality of life for employees;

- the proximity and attractiveness of competing properties;

- the adequacy of the property's management and maintenance;

- increases in interest rates, real estate taxes and operating expenses at the property and in relation to competing properties;

- an increase in the capital expenditures needed to maintain the properties or make improvements;

- a decline in the businesses operated by tenants or in their financial condition;

- an increase in vacancy rates; and

- a decline in rental rates as leases are renewed or entered into with new tenants.

Other factors are more general in nature, such as:

- national or regional economic conditions, including plant closings, military base closings, industry slowdowns and unemployment rates;

- local real estate conditions, such as an oversupply of competing properties, retail space, office space, multifamily housing or hotel capacity;

- demographic factors;

- consumer confidence;

- consumer tastes and preferences;

- retroactive changes in building codes;

- changes or continued weakness in specific industry segments;

- location of certain mortgaged properties in less densely populated or less affluent areas; and

- the public perception of safety for customers and clients.

The volatility of net operating income will be influenced by many of the foregoing factors, as well as by:

- the length of tenant leases (including that in certain cases, all or substantially all of the tenants, or one or more sole, anchor or other major tenants, at a particular mortgaged property may have leases that expire or permit the tenant(s) to terminate its lease during the term of the loan);

- the quality and creditworthiness of tenants;

- tenant defaults;

- in the case of rental properties, the rate at which new rentals occur; and

- the property's "operating leverage", which is generally the percentage of total property expenses in relation to revenue, the ratio of fixed operating expenses to those that vary with revenues, and the level of capital expenditures required to maintain the property and to retain or replace tenants.

A decline in the real estate market or in the financial condition of a major tenant will tend to have a more immediate effect on the net operating income of properties with relatively higher operating leverage or short term revenue sources, such as short term or month to month leases, and may lead to higher rates of delinquency or defaults.

Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases

General. Any tenant may, from time to time, experience a downturn in its business, which may weaken its financial condition and result in a reduction or failure to make rental payments when due. If tenants' sales were to decline, percentage rents may decline and, further, tenants may be unable to pay their base rent or other occupancy costs. If a tenant defaults in its obligations to a property owner, that property owner may experience delays in enforcing its rights as lessor and may incur substantial costs and experience significant delays associated with protecting its investment, including costs incurred in renovating and reletting the property.

Additionally, the income from, and market value of, the mortgaged properties leased to various tenants would be adversely affected if:

- space in the mortgaged properties could not be leased or re-leased or substantial re-leasing costs were required and/or the cost of performing landlord obligations under existing leases materially increased;

- leasing or re-leasing is restricted by exclusive rights of tenants to lease the mortgaged properties or other covenants not to lease space for certain uses or activities, or covenants limiting the types of tenants to which space may be leased;

- a significant tenant were to become a debtor in a bankruptcy case;

- rental payments could not be collected for any other reason; or

- a borrower fails to perform its obligations under a lease resulting in the related tenant having a right to terminate such lease.

Certain tenants currently may be in a rent abatement period. We cannot assure you that such tenants will be in a position to pay full rent when the abatement period expires. We cannot assure you that the net operating income contributed by the mortgaged properties will remain at its current or past levels.

A Tenant Concentration May Result in Increased Losses. Mortgaged properties that are owner-occupied or leased to a single tenant, or a tenant that makes up a significant portion of the rental income, also are more susceptible to interruptions of cash flow if that tenant's business operations are negatively impacted or if such tenant fails to renew its lease. This is so because:

- the financial effect of the absence of rental income may be severe;

- more time may be required to re-lease the space; and

- substantial capital costs may be incurred to make the space appropriate for replacement tenants.

In the event of a default by that tenant, if the related lease expires prior to the mortgage loan maturity date and the related tenant fails to renew its lease or if such tenant exercises an early termination option, there would likely be an interruption of rental payments under the lease and, accordingly, insufficient funds available to the borrower to pay the debt service on the mortgage loan. In certain cases where the tenant owns the improvements on the mortgaged property, the related borrower may be required to purchase such improvements in connection with the exercise of its remedies.

With respect to certain of these mortgaged properties that are leased to a single tenant, the related leases may expire prior to, or soon after, the maturity dates of the mortgage loans or the related tenant may have the right to terminate the lease prior to the maturity date of the mortgage loan. If the current tenant does not renew its lease on comparable economic terms to the expired lease, if a single tenant terminates its lease or if a suitable replacement tenant does not enter into a new lease on similar economic terms, there could be a negative impact on the payments on the related mortgage loan.

A deterioration in the financial condition of a tenant, the failure of a tenant to renew its lease or the exercise by a tenant of an early termination right can be particularly significant if a mortgaged property is owner-occupied, leased to a single tenant, or if any tenant makes up a significant portion of the rental income at the mortgaged property.

Concentrations of particular tenants among the mortgaged properties or within a particular business or industry at one or multiple mortgaged properties increase the possibility that financial problems with such tenants or such business or industry sectors could affect the mortgage loans. In addition, the mortgage loans may be adversely affected if a tenant at the mortgaged property is highly specialized, or dependent on a single industry or only a few customers for its revenue. See "—*Tenant Bankruptcy Could Result in a Rejection of the Related Lease*" below, and "*Description of the Mortgage Pool—Tenant Issues—Tenant Concentrations*" for information on tenant concentrations in the mortgage pool.

Mortgaged Properties Leased to Multiple Tenants Also Have Risks. If a mortgaged property has multiple tenants, re-leasing expenditures may be more frequent than in the case of mortgaged properties with fewer tenants, thereby reducing the cash flow available for payments on the related mortgage loan. Multi-tenant mortgaged properties also may experience higher continuing vacancy rates and greater volatility in rental income and expenses. See Annex A-1 for tenant lease expiration dates for the five largest tenants at each mortgaged property.

Mortgaged Properties Leased to Borrowers or Borrower Affiliated Entities Also Have Risks. If a mortgaged property is leased in whole or substantial part to the borrower under the mortgage loan or to an affiliate of the borrower, there may be conflicts. For instance, it is more likely a landlord will waive lease conditions for an affiliated tenant than it would for an unaffiliated tenant. We cannot assure you that the conflicts arising where a borrower is affiliated with a tenant at a mortgaged property will not adversely impact the value of the related mortgage loan.

In certain cases, an affiliated lessee may be a tenant under a master lease with the related borrower, under which the tenant is obligated to make rent payments but does not occupy any space at the mortgaged property. Master leases in these circumstances may be used to bring occupancy to a "stabilized" level with the intent of finding additional tenants to occupy some of all of the master leased space, but may not provide additional economic support for the mortgage loan. If a mortgaged property is leased in whole or substantial part to the borrower or to an affiliate of the borrower, a deterioration in the financial condition of the borrower or its affiliates could significantly affect the borrower's ability to perform under the mortgage loan as it would directly interrupt the cash flow from the mortgaged property if the borrower's or its affiliate's financial condition worsens. We cannot assure you that any space leased by a borrower or an affiliate of the borrower will eventually be occupied by third party tenants.

See "*Description of the Mortgage Pool—Tenant Issues—Affiliated Leases*" for information on properties leased in whole or in part to borrowers and their affiliates.

Tenant Bankruptcy Could Result in a Rejection of the Related Lease. The bankruptcy or insolvency of a major tenant or a number of smaller tenants, such as in retail properties, may have an adverse

impact on the mortgaged properties affected and the income produced by such mortgaged properties. Under the federal bankruptcy code, a tenant has the option of assuming or rejecting or, subject to certain conditions, assuming and assigning to a third party, any unexpired lease. If the tenant rejects the lease, the landlord's claim for breach of the lease would (absent collateral securing the claim) be treated as a general unsecured claim against the tenant and a lessor's damages for lease rejection are generally subject to certain limitations. We cannot assure you that tenants of the mortgaged properties will continue making payments under their leases or that tenants will not file for bankruptcy protection in the future or, if any tenants do file, that they will continue to make rental payments in a timely manner. See "*Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws*". See "*Description of the Mortgage Pool—Loan Purpose; Default History, Bankruptcy Issues and Other Proceedings*" for information regarding bankruptcy issues with respect to certain mortgage loans.

Leases That Are Not Subordinated to the Lien of the Mortgage or Do Not Contain Attornment Provisions May Have an Adverse Impact at Foreclosure. In certain jurisdictions, if tenant leases are subordinated to the liens created by the mortgage but do not contain attornment provisions that require the tenant to subordinate the lease if the mortgagee agrees to enter into a non-disturbance agreement, the tenants may terminate their leases upon the transfer of the property to a foreclosing lender or purchaser at foreclosure. Accordingly, if a mortgaged property is located in such a jurisdiction and is leased to one or more desirable tenants under leases that are subordinate to the mortgage and do not contain attornment provisions, such mortgaged property could experience a further decline in value if such tenants' leases were terminated. This is particularly likely if those tenants were paying above-market rents or could not be replaced. If a lease is not subordinate to a mortgage, the issuing entity will not possess the right to dispossess the tenant upon foreclosure of the mortgaged property (unless otherwise agreed to with the tenant). Also, if the lease contains provisions inconsistent with the mortgage (*e.g.*, provisions relating to application of insurance proceeds or condemnation awards) or which could affect the enforcement of the lender's rights (*e.g.*, a right of first refusal to purchase the property), the provisions of the lease will take precedence over the provisions of the mortgage. Not all leases were reviewed to ascertain the existence of attornment or subordination provisions.

With respect to certain of the mortgage loans, the related borrower may have given to certain tenants or others an option to purchase, a right of first refusal and/or a right of first offer to purchase all or a portion of the mortgaged property in the event a sale is contemplated, and such right is not subordinate to the related mortgage. This may impede the mortgagee's ability to sell the related mortgaged property at foreclosure, or, upon foreclosure, this may affect the value and/or marketability of the related mortgaged property. See "*Description of the Mortgage Pool—Tenant Issues—Purchase Options and Rights of First Refusal*" for information regarding material purchase options and/or rights of first refusal, if any, with respect to mortgaged properties securing certain mortgage loans.

Early Lease Termination Options May Reduce Cash Flow. Leases often give tenants the right to terminate the related lease, abate or reduce the related rent, and/or exercise certain remedies against the related borrower for various reasons or upon various conditions, including:

- if the borrower for the applicable mortgaged property allows uses at the mortgaged property in violation of use restrictions in current tenant leases,

- if the borrower or any of its affiliates owns other properties within a certain radius of the mortgaged property and allows uses at those properties in violation of use restrictions,

- if the related borrower fails to provide a designated number of parking spaces,

- if there is construction at the related mortgaged property or an adjacent property (whether or not such adjacent property is owned or controlled by the borrower or any of its affiliates) that may interfere with visibility of, access to or a tenant's use of the mortgaged property or otherwise violate the terms of a tenant's lease,

- upon casualty or condemnation with respect to all or a portion of the mortgaged property that renders such mortgaged property unsuitable for a tenant's use or if the borrower fails to rebuild such mortgaged property within a certain time,

- if a tenant's use is not permitted by zoning or applicable law,

- if the tenant is unable to exercise an expansion right,

- if the landlord defaults on its obligations under the lease,

- if a landlord leases space at the mortgaged property or within a certain radius of the mortgaged property to a competitor,

- if the tenant fails to meet certain sales targets or other business objectives for a specified period of time,

- if significant tenants at the subject property go dark or terminate their leases, or if a specified percentage of the mortgaged property is unoccupied,

- if the landlord violates the tenant's exclusive use rights for a specified period of time,

- if the related borrower violates covenants under the related lease or if third parties take certain actions that adversely affect such tenants' business or operations,

- in the case of government sponsored tenants, any time or for lack of appropriations, or

- if the related borrower violates covenants under the related lease or if third parties take certain actions that adversely affect such tenants' business or operations.

In certain cases, compliance or satisfaction of landlord covenants may be the responsibility of a third party affiliated with the borrower or, in the event that partial releases of the applicable mortgaged property are permitted, an unaffiliated or affiliated third party.

Any exercise of a termination right by a tenant at a mortgaged property could result in vacant space at the related mortgaged property, renegotiation of the lease with the related tenant or re-letting of the space. Any such vacated space may not be re-let. Furthermore, such foregoing termination and/or abatement rights may arise in the future or materially adversely affect the related borrower's ability to meet its obligations under the related loan documents. See "*Description of the Mortgage Pool—Tenant Issues—Lease Expirations and Terminations*" for information on material tenant lease expirations and early termination options.

Mortgaged Properties Leased to Not-for-Profit Tenants Also Have Risks. Certain mortgaged properties may have tenants that are charitable institutions that generally rely on contributions from individuals and government grants or other subsidies to pay rent on office space and other operating expenses. We cannot assure you that the rate, frequency and level of individual contributions or governmental grants and subsidies will continue with respect to any such institution. A reduction in contributions or grants may impact the ability of the related institution to pay rent, and we cannot assure you that the related borrower will be in a position to meet its obligations under the related mortgage loan documents if such tenant fails to pay its rent.

[Retail Properties Have Special Risks

The value of retail properties is significantly affected by the quality of the tenants as well as fundamental aspects of real estate, such as location and market demographics, as further described in "*—Risks of Commercial and Multifamily Lending Generally*" and "*—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases"* above. The correlation between success of tenant business and a retail property's value may be more direct with respect to retail

properties than other types of commercial property because a component of the total rent paid by certain retail tenants is often tied to a percentage of gross sales.

Whether a retail property is "anchored", "shadow anchored" or "unanchored" is also an important consideration. Retail properties that have anchor tenant-owned stores often have reciprocal easement and/or operating agreements (each, an "REA") between the retail property owner and such anchor tenants containing certain operating and maintenance covenants. Although an anchor tenant is often required to pay a contribution toward common area maintenance and real estate taxes on the improvements and related real property, an anchor tenant that owns its own parcel does not pay rent. However, the presence or absence of an "anchor tenant" or a "shadow anchor tenant" in or near a retail property also can be important because anchors play a key role in generating customer traffic and making a retail property desirable for other tenants. Many of the retail properties that will secure one or more mortgage loans will also have shadow anchor tenants. An "anchor tenant" is located on the related mortgaged property, usually proportionately larger in size than most or all other tenants in the mortgaged property and is vital in attracting customers to a retail property. A "shadow anchor tenant" is usually proportionally larger in size than most tenants in the mortgaged property, is important in attracting customers to a retail property and is located sufficiently close and convenient to the mortgaged property so as to influence and attract potential customers, but is not located on the mortgaged property.

The economic performance of an anchored or shadow anchored retail property will consequently be adversely affected by:

- an anchor tenant's or shadow anchor tenant's failure to renew its lease or the termination of an anchor tenant's or shadow anchor tenant's lease;

- if the anchor tenant or shadow anchor tenant decides to vacate;

- the bankruptcy or economic decline of an anchor tenant, shadow anchor or self-owned anchor; or

- the cessation of the business of an anchor tenant, a shadow anchor tenant or of a self-owned anchor or a change in use or in the nature of its retail operations (notwithstanding its continued payment of rent).

If anchor stores in a mortgaged property were to close, the related borrower may be unable to replace those anchors in a timely manner or without suffering adverse economic consequences. In addition, it is common for anchor tenants and non-anchor tenants at anchored or shadowed anchored retail centers to have co-tenancy clauses and/or operating covenants in their leases or operating agreements that permit those tenants or anchor stores to cease operating, reduce rent or terminate their leases if the anchor or shadow anchor tenant goes dark. Even if non-anchor tenants do not have termination or rent abatement rights, because the anchor or shadow anchor tenant plays a key role in generating customer traffic and making a center desirable for other tenants, the loss of an anchor tenant may have a material adverse impact on the non-anchor tenant's ability to operate, which may in turn adversely impact the borrower's ability to meet its obligations under the related loan documents. In addition, in the event that a "shadow anchor" fails to renew its lease, terminates its lease or otherwise ceases to conduct business within a close proximity to the mortgaged property, customer traffic at the mortgaged property may be substantially reduced. If an anchor tenant goes dark, generally the borrower's only remedy is to terminate that lease after the anchor tenant has been dark for a specified amount of time.

We cannot assure you that if anchor tenants or shadow anchor tenants at a particular mortgaged property were to close or otherwise become vacant or remain vacant, such anchor tenants or shadow anchor tenants, as applicable, would be replaced in a timely manner or, if part of the collateral for the related mortgage loan, without incurring material additional costs to the related borrower and resulting in adverse economic effects.

Certain of the tenants or anchor tenants of the retail properties may have operating covenants in their leases or operating agreements which permit those tenants or anchor tenants to cease operating, reduce

rent or terminate their leases if the subject store is not meeting the minimum sales requirement under its lease.

In addition, the limited adaptability of certain shopping malls that have proven unprofitable may result in high (and possibly extremely high) loss severities on mortgage loans secured by those shopping malls. For example, it is possible that a significant amount of advances made by the applicable servicer(s) of a mortgage loan secured by a shopping mall property, combined with low liquidation proceeds in respect of that property, may result in a loss severity exceeding 100% of the outstanding principal balance of that mortgage loan.

Certain anchor tenant and tenant estoppels will have been obtained in connection with the origination of the mortgage loans that may identify disputes between the related borrower and the applicable anchor tenant or tenant, or alleged defaults or potential defaults by the applicable property owner under the lease or REA. Such disputes, defaults or potential defaults, could lead to a termination or attempted termination of the applicable lease or REA by the anchor tenant or tenant or to litigation against the related borrower. We cannot assure you that these anchor tenant and tenant disputes will not have a material adverse effect on the ability of the related borrowers to repay their portion of the mortgage loan. In addition, we cannot assure you that the anchor tenant or tenant estoppels obtained identify all potential disputes that may arise with anchor tenants or tenants who did not provide estoppels prior to origination. We cannot assure you that the failure to have obtained related estoppel information will not have a material adverse effect on the related mortgage loans.

Rental payments from tenants of retail properties typically comprise the largest portion of the net operating income of those mortgaged properties. We cannot assure you that the rate of occupancy at the stores will remain at the levels described in this prospectus or that the net operating income contributed by the mortgaged properties will remain at the level specified in this prospectus or past levels.

Retail properties also face competition from sources outside a given real estate market. For example, all of the following compete with more traditional retail properties for consumer dollars: factory outlet centers, discount shopping centers and clubs, catalogue retailers, home shopping networks, internet websites, and telemarketing. Continued growth of these alternative retail outlets (which often have lower operating costs) could adversely affect the rents collectible at the retail properties included in the pool of mortgage loans, as well as the income from, and market value of, the mortgaged properties and the related borrower's ability to refinance such property. Moreover, additional competing retail properties may be built in the areas where the retail properties are located.

Certain retail properties have specialty use tenants. See "—*Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses*" below.

See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Retail Properties*".]

[*Office Properties Have Special Risks*

In addition to the factors discussed in "—*Risks of Commercial and Multifamily Lending Generally*" and "—*Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases*" above, other factors may adversely affect the financial performance and value of office properties, including:

- the physical attributes of the building in relation to competing buildings (*e.g.*, age, condition, design, appearance, access to transportation and ability to offer certain amenities, such as sophisticated building systems and/or business wiring requirements);

- the adaptability of the building to changes in the technological needs of the tenants;

- an adverse change in population, patterns of telecommuting or sharing of office space, and employment growth (which creates demand for office space); and

57

- in the case of medical office properties, the performance of a medical office property may depend on (a) the proximity of such property to a hospital or other healthcare establishment, (b) reimbursements for patient fees from private or government sponsored insurers, (c) its ability to attract doctors and nurses to be on staff, and (d) its ability to afford and acquire the latest medical equipment. Issues related to reimbursement (ranging from nonpayment to delays in payment) from such insurers could adversely impact cash flow at such mortgaged property.

Moreover, the cost of refitting office space for a new tenant is often higher than the cost of refitting other types of properties for new tenants.

If one or more major tenants at a particular office property were to close or remain vacant, we cannot assure you that such tenants would be replaced in a timely manner or without incurring material additional costs to the related borrower and resulting in an adverse effect on the financial performance of the property.

See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Office Properties*".]

[Multifamily Properties Have Special Risks

In addition to the factors discussed in "*—Risks of Commercial and Multifamily Lending Generally*" above, other factors may adversely affect the financial performance and value of multifamily properties, including:

- the quality of property management;

- the ability of management to provide adequate maintenance and insurance;

- the types of services or amenities that the property provides;

- the property's reputation;

- the level of mortgage interest rates, which may encourage tenants to purchase rather than lease housing;

- the generally short terms of residential leases and the need for continued reletting;

- rent concessions and month-to-month leases, which may impact cash flow at the property;

- the tenant mix, such as the tenant population being predominantly students or being heavily dependent on workers from a particular business or industry or personnel from or workers related to a local military base or oil and/or gas drilling industries;

- in the case of student housing facilities or properties leased primarily to students, which may be more susceptible to damage or wear and tear than other types of multifamily housing, the reliance on the financial well-being of the college or university to which it relates, competition from on campus housing units, which may adversely affect occupancy, the physical layout of the housing, which may not be readily convertible to traditional multifamily use, and that student tenants have a higher turnover rate than other types of multifamily tenants, which in certain cases is compounded by the fact that student leases are available for periods of less than 12 months;

- certain multifamily properties may be considered to be "flexible apartment properties". Such properties have a significant percentage of units leased to tenants under short-term leases (less than one year in term), which creates a higher turnover rate than for other types of multifamily properties;

- restrictions on the age of tenants who may reside at the property;

- dependence upon governmental programs that provide rent subsidies to tenants pursuant to tenant voucher programs, which vouchers may be used at other properties and influence tenant mobility;

- adverse local, regional or national economic conditions, which may limit the amount of rent that may be charged and may result in a reduction of timely rent payments or a reduction in occupancy levels;

- state and local regulations, which may affect the building owner's ability to increase rent to market rent for an equivalent apartment; and

- the existence of government assistance/rent subsidy programs, and whether or not they continue and provide the same level of assistance or subsidies.

Certain states regulate the relationship of an owner and its tenants. Commonly, these laws require a written lease, good cause for eviction, disclosure of fees, and notification to residents of changed land use, while prohibiting unreasonable rules, retaliatory evictions, and restrictions on a resident's choice of unit vendors. Apartment building owners have been the subject of suits under state "Unfair and Deceptive Practices Acts" and other general consumer protection statutes for coercive, abusive or unconscionable leasing and sales practices. A few states offer more significant protection. For example, there are provisions that limit the bases on which a landlord may terminate a tenancy or increase its rent or prohibit a landlord from terminating a tenancy solely by reason of the sale of the owner's building.

In addition to state regulation of the landlord tenant relationship, numerous counties and municipalities impose rent control on apartment buildings. These ordinances may limit rent increases to fixed percentages, to percentages of increases in the consumer price index, to increases set or approved by a governmental agency, or to increases determined through mediation or binding arbitration. Any limitations on a borrower's ability to raise property rents may impair such borrower's ability to repay its multifamily loan from its net operating income or the proceeds of a sale or refinancing of the related multifamily property.

Certain of the mortgage loans may be secured in the future by mortgaged properties that are subject to certain affordable housing covenants and other covenants and restrictions with respect to various tax credit, city, state and federal housing subsidies, rent stabilization or similar programs, in respect of various units within the mortgaged properties. The limitations and restrictions imposed by these programs could result in losses on the mortgage loans. In addition, in the event that the program is cancelled, it could result in less income for the project. These programs may include, among others:

- rent limitations that would adversely affect the ability of borrowers to increase rents to maintain the condition of their mortgaged properties and satisfy operating expense; and

- tenant income restrictions that may reduce the number of eligible tenants in those mortgaged properties and result in a reduction in occupancy rates.

The difference in rents between subsidized or supported properties and other multifamily rental properties in the same area may not be a sufficient economic incentive for some eligible tenants to reside at a subsidized or supported property that may have fewer amenities or be less attractive as a residence. As a result, occupancy levels at a subsidized or supported property may decline, which may adversely affect the value and successful operation of such property.

Certain of the multifamily properties may be residential cooperative buildings and the land under the building are owned or leased by a non-profit residential cooperative corporation. The cooperative owns all the units in the building and all common areas. Its tenants own stock, shares or membership certificates in the corporation. This ownership entitles the tenant-stockholders to proprietary leases or occupancy agreements which confer exclusive rights to occupy specific units. Generally, the tenant-stockholders make monthly maintenance payments which represent their share of the cooperative corporation's mortgage loan payments, real property taxes, reserve contributions and capital expenditures,

maintenance and other expenses, less any income the corporation may receive. These payments are in addition to any payments of principal and interest the tenant-stockholder may be required to make on any loans secured by its shares in the cooperative.

A number of factors may adversely affect the value and successful operation of a residential cooperative property. Some of these factors include:

- the primary dependence of a borrower upon maintenance payments and any rental income from units or commercial areas to meet debt service obligations;

- the initial concentration of shares relating to occupied rental units of the sponsor, owner or investor after conversion from rental housing, which may result in an inability to meet debt service obligations on the residential cooperative corporation's mortgage loan if the sponsor, owner or investor is unable to make the required maintenance payments;

- the failure of a borrower to qualify for favorable tax treatment as a "cooperative housing corporation" each year, which may reduce the cash flow available to make payments on the related mortgage loan; and

- that, upon foreclosure, in the event a cooperative property becomes a rental property, certain units could be subject to rent control, stabilization and tenants' rights laws, at below market rents, which may affect rental income levels and the marketability and sale proceeds of the rental property as a whole.

See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Multifamily Properties*".]

[Hospitality Properties Have Special Risks

In addition to the factors discussed in "—*Risks of Commercial and Multifamily Lending Generally*" above, various other factors may adversely affect the financial performance and value of hospitality properties, including:

- adverse economic and social conditions, either local, regional or national (which may limit the amount that can be charged for a room and reduce occupancy levels);

- continuing expenditures for modernizing, refurbishing and maintaining existing facilities prior to the expiration of their anticipated useful lives;

- ability to convert to alternative uses which may not be readily made;

- a deterioration in the financial strength or managerial capabilities of the owner or operator of a hospitality property;

- changes in travel patterns caused by general adverse economic conditions, fear of terrorist attacks, adverse weather conditions and changes in access, energy prices, strikes, travel costs, relocation of highways, the construction of additional highways, concerns about travel safety or other factors; and

- relative illiquidity of hospitality investments which limits the ability of the borrowers and property managers to respond to changes in economic or other conditions.

Because rooms are generally rented for short periods of time, the financial performance of hospitality properties tends to be affected by adverse economic conditions and competition more quickly than other commercial properties. Additionally, as a result of high operating costs, relatively small decreases in revenue can cause significant stress on a property's cash flow.

Moreover, the hospitality and lodging industry is generally seasonal in nature and different seasons affect different hospitality properties differently depending on type and location. This seasonality can be expected to cause periodic fluctuations in a hospitality property's room and restaurant revenues, occupancy levels, room rates and operating expenses. We cannot assure you that cash flow will be sufficient to offset any shortfalls that occur at the mortgaged property during slower periods or that the related mortgage loans provide for seasonality reserves, or if seasonality reserves are provided for, that such reserves will be funded or will be sufficient or available to fund such shortfalls.

In addition, some of the hospitality properties are limited-service, select service or extended stay hotels. Hospitality properties that are limited-service, select service or extended stay hotels may subject a lender to more risk than full-service hospitality properties as they generally require less capital for construction than full-service hospitality properties. In addition, as limited-service, select service or extended stay hotels generally offer fewer amenities than full-service hospitality properties, they are less distinguishable from each other. As a result, it is easier for limited-service, select service or extended stay hotels to experience increased or unforeseen competition.

In addition to hotel operations, some hospitality properties also operate entertainment complexes that include restaurants, lounges, nightclubs and/or banquet and meeting spaces and may derive a significant portion of the related property's revenue from such operations. Consumer demand for entertainment resorts is particularly sensitive to downturns in the economy and the corresponding impact on discretionary spending on leisure activities. Changes in discretionary consumer spending or consumer preferences could be driven by factors such as perceived or actual general economic conditions, high energy, fuel and food costs, the increased cost of travel, the weakened job market, perceived or actual disposable consumer income and wealth, fears of recession and changes in consumer confidence in the economy, or fears of war and future acts of terrorism. These factors could reduce consumer demand for the leisure activities that the property offers, thus imposing practical limits on pricing and harming operations. Restaurants and nightclubs are particularly vulnerable to changes in consumer preferences. In addition, a nightclub's, restaurant's or bar's revenue is extremely dependent on its popularity and perception. These characteristics are subject to change rapidly and we cannot assure you that any of a hospitality property's nightclubs, restaurants or bars will maintain their current level of popularity or perception in the market. Any such change could have a material adverse effect on the net cash flow of the property.

Some of the hospitality properties have liquor licenses associated with the mortgaged property. The liquor licenses for these mortgaged properties are generally held by affiliates of the related borrowers, unaffiliated managers or operating lessees. The laws and regulations relating to liquor licenses generally prohibit the transfer of such licenses to any person, or condition such transfer on the prior approval of the governmental authority that issued the license. In the event of a foreclosure of a hospitality property that holds a liquor license, the special servicer on behalf of the issuing entity or a purchaser in a foreclosure sale would likely have to apply for a new license, which might not be granted or might be granted only after a delay that could be significant. We cannot assure you that a new license could be obtained promptly or at all. The lack of a liquor license in a hospitality property could have an adverse impact on the revenue from the related mortgaged property or on the hospitality property's occupancy rate.

In addition, there may be risks associated with hospitality properties that have not entered into or become a party to any franchise agreement, license agreement or other "flag". Hospitality properties often enter into these types of agreements in order to align the hospitality property with a certain public perception or to benefit from a centralized reservation system. We cannot assure you that hospitality properties that lack such benefits will be able to operate successfully on an independent basis.

See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Hospitality Properties*".]

[*Risks Relating to Affiliation with a Franchise or Hotel Management Company*

The performance of a hospitality property affiliated with a franchise or hotel management company depends in part on:

- the continued existence and financial strength of the franchisor or hotel management company;

- the public perception of the franchise or hotel chain service mark; and

- the duration of the franchise licensing or management agreements.

The continuation of a franchise agreement or management agreement is subject to specified operating standards and other terms and conditions set forth in such agreements. The failure of a borrower to maintain such standards or adhere to other applicable terms and conditions, such as property improvement plans, could result in the loss or cancellation of their rights under the franchise or hotel management company agreement or management agreement. We cannot assure you that a replacement franchise could be obtained in the event of termination. In addition, replacement franchises and/or hospitality property managers may require significantly higher fees as well as the investment of capital to bring the hospitality property into compliance with the requirements of the replacement franchisor and/or hospitality property managers. Any provision in a franchise agreement or management agreement providing for termination because of a bankruptcy of a franchisor or manager generally will not be enforceable.

The transferability of franchise agreements, license agreements and the property management agreements is restricted. In the event of a foreclosure, the lender may not have the right to use the franchise license without the franchisor's consent or the manager might be able to terminate the management agreement. Conversely, in the case of certain mortgage loans, the lender may be unable to remove a franchisor/licensor or a hotel management company that it desires to replace following a foreclosure and, further, may be limited as regards the pool of potential transferees for a foreclosure or real estate owned property.

In some cases where a hospitality property is subject to a license or franchise agreement, the licensor or franchisor has required or may in the future require the completion of various repairs and/or renovations pursuant to a property improvement plan issued by the franchisor. Failure to complete those repairs and/or renovations in accordance with the plan could result in the hospitality property losing its license or franchise. Annex A-1 and the related footnotes set forth the amount of reserves, if any, established under the related mortgage loans in connection with any of those repairs and/or renovations. We cannot assure you that any amounts reserved will be sufficient to complete the repairs and/or renovations required with respect to any affected hospitality property. In addition, in some cases, those reserves will be maintained by the franchisor or property manager. Furthermore, the lender may not require a reserve for repairs and/or renovations in all instances.

See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Hospitality Properties*".]

[Self-Storage Properties Have Special Risks

In addition to the factors discussed in "*—Risks of Commercial and Multifamily Lending Generally*" above, other factors may adversely affect the financial performance and value of self-storage properties, including:

- decreased demand;

- lack of proximity to apartment complexes or commercial users;

- apartment tenants moving to single family homes;

- decline in services rendered, including security;

- dependence on business activity ancillary to renting units;

- security concerns;

- age of improvements; or

- competition or other factors.

Self-storage properties are considered vulnerable to competition, because both acquisition costs and break-even occupancy are relatively low. The conversion of self-storage facilities to alternative uses would generally require substantial capital expenditures. Thus, if the operation of any of the self-storage properties becomes unprofitable, the liquidation value of that self-storage mortgaged property may be substantially less, relative to the amount owing on the mortgage loan, than if the self-storage mortgaged property were readily adaptable to other uses.

Tenants at self-storage properties tend to require and receive privacy, anonymity and efficient access, each of which may heighten environmental and other risks related to such property as the borrower may be unaware of the contents in any self-storage unit. No environmental assessment of a self-storage mortgaged property included an inspection of the contents of the self-storage units at that mortgaged property, and there is no assurance that all of the units included in the self-storage mortgaged properties are free from hazardous substances or other pollutants or contaminants or will remain so in the future.

Certain mortgage loans secured by self-storage properties may be affiliated with a franchise company through a franchise agreement. The performance of a self-storage property affiliated with a franchise company may be affected by the continued existence and financial strength of the franchisor, the public perception of a service mark, and the duration of the franchise agreement. The transferability of franchise license agreements is restricted. In the event of a foreclosure, the lender or its agent would not have the right to use the franchise license without the franchisor's consent. In addition, certain self-storage properties may derive a material portion of revenue from business activities ancillary to self-storage such as truck rentals, parking fees and similar activities which require special use permits or other discretionary zoning approvals.

See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Self-Storage Properties".]*

[Industrial Properties Have Special Risks

In addition to the factors discussed in "*—Risks of Commercial and Multifamily Lending Generally*" and "*—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases*" above, other factors may adversely affect the financial performance and value of industrial properties, including:

- reduced demand for industrial space because of a decline in a particular industry segment;

- the property becoming functionally obsolete;

- building design and adaptability;

- unavailability of labor sources;

- changes in access, energy prices, strikes, relocation of highways, the construction of additional highways or other factors;

- changes in proximity of supply sources;

- the expenses of converting a previously adapted space to general use; and

- the location of the property.

Industrial properties may be adversely affected by reduced demand for industrial space occasioned by a decline in a particular industry segment in which the related tenant(s) conduct their businesses (for example, a decline in consumer demand for products sold by a tenant using the property as a distribution center). In addition, a particular industrial or warehouse property that suited the needs of its original tenant may be difficult to relet to another tenant or may become functionally obsolete relative to newer properties. Furthermore, lease terms with respect to industrial properties are generally for shorter periods of time and may result in a substantial percentage of leases expiring in the same year at any particular industrial property. In addition, mortgaged properties used for many industrial purposes are more prone to environmental concerns than other property types.

Aspects of building site design and adaptability affect the value of an industrial property. Site characteristics that are generally desirable to a warehouse/industrial property include high clear ceiling heights, wide column spacing, a large number of bays (loading docks) and large bay depths, divisibility, a layout that can accommodate large truck minimum turning radii and overall functionality and accessibility.

In addition, because of unique construction requirements of many industrial properties, any vacant industrial property space may not be easily converted to other uses. Thus, if the operation of any of the industrial properties becomes unprofitable due to competition, age of the improvements or other factors such that the borrower becomes unable to meet its obligations on the related mortgage loan, the liquidation value of that industrial property may be substantially less, relative to the amount owing on the related mortgage loan, than would be the case if the industrial property were readily adaptable to other uses.

Location is also important because an industrial property requires the availability of labor sources, proximity to supply sources and customers and accessibility to rail lines, major roadways and other distribution channels.

Further, certain of the industrial properties may have tenants that are subject to risks unique to their business, such as cold storage facilities. Cold storage facilities may have unique risks such as short lease terms due to seasonal use, making income potentially more volatile than for properties with longer term leases, and customized refrigeration design, rendering such facilities less readily convertible to alternative uses. Because of seasonal use, leases at such facilities are customarily for shorter terms, making income potentially more volatile than for properties with longer term leases. In addition, such facilities require customized refrigeration design, rendering them less readily convertible to alternative uses.

See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Industrial Properties*".]

[*Manufactured Housing Community Properties Have Special Risks*

In addition to the factors discussed in "*—Risks of Commercial and Multifamily Lending Generally*" and "*—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases*" above, other factors may adversely affect the financial performance and value of manufactured housing community properties, including:

- the number of competing residential developments in the local market, such as: other manufactured housing community properties apartment buildings and site built single family homes;

- the physical attributes of the community, including its age and appearance;

- the location of the manufactured housing property;

- the presence and/or continued presence of sufficient manufactured homes at the manufactured housing property (manufactured homes are not generally part of the collateral for a mortgaged loan secured by a manufactured housing property; rather, the pads upon which manufactured

homes are located are leased to the owners of such manufactured homes; manufactured homes may be moved from a manufactured housing property);

- the type of services or amenities it provides;

- any age restrictions;

- the property's reputation; and

- state and local regulations, including rent control and rent stabilization.

The manufactured housing community properties have few improvements (which are highly specialized) and are "single purpose" properties that could not be readily converted to general residential, retail or office use. Thus, if the operation of any of the manufactured housing community properties becomes unprofitable due to competition, age of the improvements or other factors such that the borrower becomes unable to meet its obligations on the related mortgage loan, the liquidation value of that manufactured housing property may be substantially less, relative to the amount owing on the related mortgage loan, than would be the case if the manufactured housing community property were readily adaptable to other uses.

Some manufactured housing community properties are either recreational vehicle resorts or have a significant portion of the properties that are intended for short-term recreational vehicle hook-ups, and tenancy of these communities may vary significantly by season. This seasonality may cause periodic fluctuations in revenues, tenancy levels, rental rates and operating expenses for these properties.

Certain of the manufactured housing community mortgaged properties may not be connected in their entirety to public water and/or sewer systems. In such cases, the borrower could incur a substantial expense if it were required to connect the property to such systems in the future. In addition, the use of well water enhances the likelihood that the property could be adversely affected by a recognized environmental condition that impacts soil and groundwater.

See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types— Manufactured Housing Community Properties*".]

[*Mixed Use Properties Have Special Risks*

Certain properties are mixed use properties. Such mortgaged property is subject to the risks relating to the property types described in "—*Office Properties Have Special Risks*", "—*Retail Properties Have Special Risks*", "—*Hospitality Properties Have Special Risks*", "—*Multifamily Properties Have Special Risks*", "—*Manufactured Housing Community Properties Have Special Risks*", "—*Industrial Properties Have Special Risks*", "—*Self-Storage Properties Have Special Risks*", "—*Condominium Ownership May Limit Use and Improvements*", "—*Leased Fee Properties Have Special Risks*". See Annex A-2 for the 5 largest tenants (by net rentable area leased) at the mixed use property. A mixed use property may be subject to additional risks, including the property manager's inexperience in managing the different property types that comprise such mixed use property.

See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Mixed Use Properties*".]

[*Condominium Ownership May Limit Use and Improvements*

The management and operation of a condominium is generally controlled by a condominium board representing the owners of the individual condominium units, subject to the terms of the related condominium rules or by-laws. Generally, the consent of a majority of the board members is required for any actions of the condominium board and a unit owner's ability to control decisions of the board are generally related to the number of units owned by such owner as a percentage of the total number of units in the condominium. In certain cases, the related borrower does not have a majority of votes on the

condominium board, which result in the related borrower not having control of the related condominium or owners association.

The board of managers or directors of the related condominium generally has discretion to make decisions affecting the condominium, and we cannot assure you that the related borrower under a mortgage loan secured by one or more interests in that condominium will have any control over decisions made by the related board of managers or directors. Even if a borrower or its designated board members, either through control of the appointment and voting of sufficient members of the related condominium board or by virtue of other provisions in the related condominium documents, has consent rights over actions by the related condominium associations or owners, we cannot assure you that the related condominium board will not take actions that would materially adversely affect the related borrower's unit. Thus, decisions made by that board of managers or directors, including regarding assessments to be paid by the unit owners, insurance to be maintained on the condominium and many other decisions affecting the maintenance of that condominium, may have a significant adverse impact on the related mortgage loans in the issuing entity that are secured by mortgaged properties consisting of such condominium interests. We cannot assure you that the related board of managers or directors will always act in the best interests of the related borrower under the related mortgage loans.

The condominium board is generally responsible for administration of the affairs of the condominium, including providing for maintenance and repair of common areas, adopting rules and regulations regarding common areas, and obtaining insurance and repairing and restoring the common areas of the property after a casualty. Notwithstanding the insurance and casualty provisions of the related mortgage loan documents, the condominium board may have the right to control the use of casualty proceeds.

In addition, the condominium board generally has the right to assess individual unit owners for their share of expenses related to the operation and maintenance of the common elements. In the event that an owner of another unit fails to pay its allocated assessments, the related borrower may be required to pay such assessments in order to properly maintain and operate the common elements of the property. Although the condominium board generally may obtain a lien against any unit owner for common expenses that are not paid, such lien generally is extinguished if a lender takes possession pursuant to a foreclosure. Each unit owner is responsible for maintenance of its respective unit and retains essential operational control over its unit.

In addition, due to the nature of condominiums, a default on the part of the borrower with respect to such mortgaged properties will not allow the special servicer the same flexibility in realizing on the collateral as-is generally available with respect to commercial properties that are not condominium units. The rights of other unit or property owners, the documents governing the management of the condominium units and the state and local laws applicable to condominium units must be considered. In addition, in the event of a casualty with respect to a condominium, due to the possible existence of multiple loss payees on any insurance policy covering such property, there could be a delay in the allocation of related insurance proceeds, if any. Consequently, servicing and realizing upon the collateral described above could subject the certificateholders to a greater delay, expense and risk than with respect to a mortgage loan secured by a commercial property that is not a condominium unit.

Certain condominium declarations and/or local laws provide for the withdrawal of a property from a condominium structure under certain circumstances. For example, the New York Condominium Act provides for a withdrawal of the property from a condominium structure by vote of 80% of unit owners. If the condominium is terminated, the building will be subject to an action for partition by any unit owner or lienor as if owned in common. This could cause an early and unanticipated prepayment of the mortgage loan. We cannot assure you that the proceeds from partition would be sufficient to satisfy borrower's obligations under the mortgage loan. See also "—*Risks Related to Zoning Non-Compliance and Use Restrictions*" for certain risks relating to use restrictions imposed pursuant to condominium declarations or other condominium especially in a situation where the mortgaged property does not represent the entire condominium building.

See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Condominium Interests*".]

Operation of a Mortgaged Property Depends on the Property Manager's Performance

The successful operation of a real estate project depends upon the property manager's performance and viability. The property manager is responsible for:

- responding to changes in the local market;

- planning and implementing the rental structure;

- operating the property and providing building services;

- managing operating expenses; and

- assuring that maintenance and capital improvements are carried out in a timely fashion.

Properties deriving revenues primarily from short term sources, such as hotel guests or short term or month to month leases, are generally more management intensive than properties leased to creditworthy tenants under long term leases.

Certain of the mortgaged properties will be managed by affiliates of the related borrower. If a mortgage loan is in default or undergoing special servicing, such relationship could disrupt the management of the related mortgaged property, which may adversely affect cash flow. However, the related mortgage loans will generally permit, in the case of mortgaged properties managed by borrower affiliates, the lender to remove the related property manager upon the occurrence of an event of default under the related mortgage loan beyond applicable cure periods (or, in some cases, in the event of a foreclosure following such default), and in some cases a decline in cash flow below a specified level or the failure to satisfy some other specified performance trigger.

Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses

The effect of mortgage pool loan losses will be more severe if the losses relate to mortgage loans that account for a disproportionately large percentage of the pool's aggregate principal balance. As mortgage loans pay down or properties are released, the remaining mortgage loans may face a higher risk with respect to the diversity of property types and property characteristics and with respect to the number of borrowers.

See the tables entitled "*Remaining Term to Maturity/ARD in Months*" in Annex A-3 for a stratification of the remaining terms to maturity of the mortgage loans. Because principal on the certificates and/or trust components is payable in sequential order of payment priority, and a class or trust component receives principal only after the preceding class(es) or trust component(s) have been paid in full, classes or trust components that have a lower sequential priority are more likely to face these types of risk of concentration than classes or trust components with a higher sequential priority.

Several of the mortgage loans have cut-off date balances that are substantially higher than the average cut-off date balance. In general, concentrations in mortgage loans with larger-than-average balances can result in losses that are more severe, relative to the size of the mortgage loan pool, than would be the case if the aggregate balance of the mortgage loan pool were more evenly distributed.

A concentration of mortgage loans secured by the same mortgaged property types can increase the risk that a decline in a particular industry or business would have a disproportionately large impact on the pool of mortgage loans. Mortgaged property types representing more than 5.0% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date (based on allocated loan amount) are [LIST APPLICABLE PROPERTY TYPES]. See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types*" for information on the types of mortgaged properties securing the mortgage loans in the mortgage pool.

Repayments by borrowers and the market value of the related mortgaged properties could be affected by economic conditions generally or specific to particular geographic areas or regions of the United States, and concentrations of mortgaged properties in particular geographic areas may increase the risk that conditions in the real estate market where the mortgaged property is located, or other adverse economic or other developments or natural disasters (*e.g.*, earthquakes, floods, forest fires, tornadoes or hurricanes or changes in governmental rules or fiscal policies) affecting a particular region of the country, could increase the frequency and severity of losses on mortgage loans secured by those mortgaged properties.

Mortgaged properties securing more than 5.0% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date (based on allocated loan amount) are located in [LIST STATES OR OTHER JURISDICTIONS]. See "*Description of the Mortgage Pool—Mortgage Pool Characteristics—Geographic Concentrations*".

Some of the mortgaged properties are located in areas that, based on low population density, poor economic demographics (such as higher than average unemployment rates, lower than average annual household income and/or overall loss of jobs) and/or negative trends in such regards, would be considered secondary or tertiary markets.

A concentration of mortgage loans with the same borrower or related borrowers also can pose increased risks:

- if a borrower that owns or controls several mortgaged properties (whether or not all of them secure mortgage loans in the mortgage pool) experiences financial difficulty at one mortgaged property, it could defer maintenance at another mortgaged property in order to satisfy current expenses with respect to the first mortgaged property;

- a borrower could also attempt to avert foreclosure by filing a bankruptcy petition that might have the effect of interrupting debt service payments on the mortgage loans in the mortgage pool secured by that borrower's mortgaged properties (subject to the master servicer's and the trustee's obligation to make advances for monthly payments) for an indefinite period; and

- mortgaged properties owned by the same borrower or related borrowers are likely to have common management, common general partners and/or common managing members increasing the risk that financial or other difficulties experienced by such related parties could have a greater impact on the pool of mortgage loans. See "*—A Bankruptcy Proceeding May Result in Losses and Delays in Realizing on the Mortgage Loans*" below.

See "*Description of the Mortgage Pool—Mortgage Pool Characteristics*" for information on the composition of the mortgage pool by property type and geographic distribution and loan concentration.

Adverse Environmental Conditions at or Near Mortgaged Properties May Result in Losses

The issuing entity could become liable for a material adverse environmental condition at an underlying mortgaged property. Any such potential liability could reduce or delay payments on the offered certificates.

Each of the mortgaged properties was either (i) subject to environmental site assessments prior to the time of origination of the related mortgage loan (or, in certain limited cases, after origination) including Phase I environmental site assessments or updates of previously performed Phase I environmental site assessments, or (ii) subject to a secured creditor environmental insurance policy or other environmental insurance policy. See "*Description of the Mortgage Pool—Environmental Considerations*".

We cannot assure you that the environmental assessments revealed all existing or potential environmental risks or that all adverse environmental conditions have been or will be completely abated or remediated or that any reserves, insurance or operations and maintenance plans will be sufficient to remediate the environmental conditions. Moreover, we cannot assure you that:

- future laws, ordinances or regulations will not impose any material environmental liability; or

- the current environmental condition of the mortgaged properties will not be adversely affected by tenants or by the condition of land or operations in the vicinity of the mortgaged properties (such as underground storage tanks).

We cannot assure you that with respect to any mortgaged property that any remediation plan or any projected remedial costs or time is accurate or sufficient to complete the remediation objectives, or that no additional contamination requiring environmental investigation or remediation will not be discovered on any mortgaged property. Likewise, all environmental policies naming the lender as named insured cover certain risks or events specifically identified in the policy, but the coverage is limited by its terms, conditions, limitations and exclusions, and does not purport to cover all environmental conditions whatsoever affecting the applicable mortgaged property, and we cannot assure you that any environmental conditions currently known, suspected, or unknown and discovered in the future will be covered by the terms of the policy.

Before the trustee, the special servicer or the master servicer, as applicable, acquires title to a mortgaged property on behalf of the issuing entity or assumes operation of the property, it will be required to obtain an environmental assessment of such mortgaged property, or rely on a recent environmental assessment. This requirement is intended to mitigate the risk that the issuing entity will become liable under any environmental law. There is accordingly some risk that the mortgaged property will decline in value while this assessment is being obtained or remedial action is being taken. Moreover, we cannot assure you that this requirement will effectively insulate the issuing entity from potential liability under environmental laws. Any such potential liability could reduce or delay distributions to certificateholders.

See "*Description of the Mortgage Pool—Environmental Considerations*" for additional information on environmental conditions at mortgaged properties securing certain mortgage loans in the issuing entity. See also representation number 40 in Annex D-1 and the identified exceptions to that representation in Annex D-2.

See "*Transaction Parties—The Sponsors and Mortgage Loan Sellers—German American Capital Corporation*", "*—[_____]*", "*Pooling and Servicing Agreement—Realization Upon Mortgage Loans*" and "*Certain Legal Aspects of Mortgage Loans*".

See "*Certain Legal Aspects of Mortgage Loans—Environmental Considerations*".

Risks Related to Redevelopment, Expansion and Renovation at Mortgaged Properties

Certain of the mortgaged properties are properties which are currently undergoing or, in the future, are expected to undergo redevelopment, expansion or renovation. To the extent applicable, we cannot assure you that any escrow or reserve collected, if any, will be sufficient to complete the current renovation or be otherwise sufficient to satisfy any tenant improvement expenses at a mortgaged property. Failure to complete those planned improvements may have a material adverse effect on the cash flow at the mortgaged property and the related borrower's ability to meet its payment obligations under the mortgage loan documents.

[Certain of the hospitality properties securing the mortgage loans are currently undergoing or are scheduled to undergo renovations or property improvement plans ("PIPs"). In some circumstances, these renovations or PIPs may necessitate taking a portion of the available guest rooms temporarily offline, temporarily decreasing the number of available rooms and the revenue generating capacity of the related hospitality property. In other cases, these renovations may involve renovations of common spaces or external features of the related hospitality property, which may cause disruptions or otherwise decrease

the attractiveness of the related hospitality property to potential guests. These PIPs may be required under the related franchise or management agreement and a failure to timely complete them may result in a termination or expiration of a franchise or management agreement and may be an event of default under the related mortgage loan.]

[Certain of the retail properties securing the mortgage loans are currently undergoing or are scheduled to undergo renovations or property expansions. Such renovations or expansions may be required under tenant leases and a failure to timely complete such renovations or expansions may result in a termination of such lease and may have a material adverse effect on the cash flow at the mortgaged property and the related borrower's ability to meet its payment obligations under the mortgage loan documents.]

We cannot assure you that current or planned redevelopment, expansion or renovation will be completed at all, that such redevelopment, expansion or renovation will be completed in the time frame contemplated, or that, when and if such redevelopment, expansion or renovation is completed, such redevelopment, expansion or renovation will improve the operations at, or increase the value of, the related mortgaged property. Failure of any of the foregoing to occur could have a material negative impact on the related mortgaged property, which could affect the ability of the related borrower to repay the related mortgage loan.

In the event the related borrower fails to pay the costs for work completed or material delivered in connection with such ongoing redevelopment, expansion or renovation, the portion of the mortgaged property on which there are renovations may be subject to mechanic's or materialmen's liens that may be senior to the lien of the related mortgage loan.

The existence of construction or renovation at a mortgaged property may take rental units or rooms or leasable space "off-line" or otherwise make space unavailable for rental, impair access or traffic at or near the mortgaged property, or, in general, make that mortgaged property less attractive to tenants or their customers, and accordingly could have a negative effect on net operating income. In addition, any such construction or renovation at a mortgaged property may temporarily interfere with the use and operation of any portion of such mortgaged property. See "*Description of the Mortgage Pool—Redevelopment, Renovation and Expansion*" for information regarding mortgaged properties which are currently undergoing or, in the future, are expected to undergo redevelopment, expansion or renovation. See also Annex A-3 for additional information on redevelopment, renovation and expansion at the mortgaged properties securing the 10 largest mortgage loans.

Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses

Certain mortgaged properties securing the mortgage loans may have specialty use tenants and may not be readily convertible (or convertible at all) to alternative uses if those properties were to become unprofitable for any reason.

For example, retail, mixed-use or office properties may have theater tenants. Properties with theater tenants are exposed to certain unique risks. Aspects of building site design and adaptability affect the value of a theater. In addition, decreasing attendance at a theater could adversely affect revenue of the theater, which may, in turn, cause the tenant to experience financial difficulties, resulting in downgrades in their credit ratings and, in certain cases, bankruptcy filings. In addition, because of unique construction requirements of theaters, any vacant theater space would not easily be converted to other uses.

Retail, mixed-use or office properties may also have health clubs as tenants. Several factors may adversely affect the value and successful operation of a health club, including:

• the physical attributes of the health club (*e.g.*, its age, appearance and layout);

• the reputation, safety, convenience and attractiveness of the property to users;

• management's ability to control membership growth and attrition;

- competition in the tenant's marketplace from other health clubs and alternatives to health clubs; and

- adverse changes in economic and social conditions and demographic changes (*e.g.*, population decreases or changes in average age or income), which may result in decreased demand.

In addition, there may be significant costs associated with changing consumer preferences (*e.g.*, multipurpose clubs from single-purpose clubs or varieties of equipment, classes, services and amenities). In addition, health clubs may not be readily convertible to alternative uses if those properties were to become unprofitable for any reason. The liquidation value of any such health club consequently may be less than would be the case if the property were readily adaptable to changing consumer preferences for other uses.

Certain retail, mixed use or office properties may be partially comprised of a parking garage. Parking garages and parking lots present risks not associated with other properties. The primary source of income for parking lots and garages is the rental fees charged for parking spaces.

Factors affecting the success of a parking lot or garage include:

- the number of rentable parking spaces and rates charged;

- the location of the lot or garage and, in particular, its proximity to places where large numbers of people work, shop or live;

- the amount of alternative parking spaces in the area;

- the availability of mass transit; and

- the perceptions of the safety, convenience and services of the lot or garage.

Aspects of building site design and adaptability affect the value of a parking garage facility. Site characteristics that are valuable to a parking garage facility include location, clear ceiling heights, column spacing, zoning restrictions, number of spaces and overall functionality and accessibility.

In addition, because of the unique construction requirements of many parking garages and because a parking lot is often vacant paved land without any structure, a vacant parking garage facility or parking lot may not be easily converted to other uses.

Mortgaged properties may have other specialty use tenants, such as medical and dental offices, gas stations, data centers, urgent care facilities, schools, daycare centers and/or restaurants, as part of the mortgaged property.

In the case of specialty use tenants such as restaurants and theaters, aspects of building site design and adaptability affect the value of such properties and other retailers at the mortgaged property. Decreasing patronage at such properties could adversely affect revenue of the property, which may, in turn, cause the tenants to experience financial difficulties, resulting in downgrades in their credit, lease defaults, ratings and, in certain cases, bankruptcy filings. See "—*Performance of the Mortgage Loan Will Be Highly Dependent on the Performance of Tenants and Tenant Leases—Tenant Bankruptcy Could Result in a Rejection of the Related Lease*" below. Additionally, receipts at such properties are also affected not only by objective factors but by subjective factors. For instance, restaurant receipts are affected by such varied influences as the current personal income levels in the community, an individual consumer's preference for type of food, style of dining and restaurant atmosphere, the perceived popularity of the restaurant, food safety concerns related to personal health with the handling of food items at the restaurant or by food suppliers and the actions and/or behaviors of staff and management and level of service to the customers. In addition, because of unique construction requirements of such properties, any vacant space would not easily be converted to other uses.

71

Mortgaged properties with specialty use tenants may not be readily convertible (or convertible at all) to alternative uses if those properties were to become unprofitable, or the leased spaces were to become vacant, for any reason due to their unique construction requirements. In addition, converting commercial properties to alternate uses generally requires substantial capital expenditures and could result in a significant adverse effect on, or interruption of, the revenues generated by such properties.

In addition, a mortgaged property may not be readily convertible due to restrictive covenants related to such mortgaged property, including in the case of mortgaged properties that are subject to a condominium regime or subject to a ground lease, the use and other restrictions imposed by the condominium declaration and other related documents, especially in a situation where a mortgaged property does not represent the entire condominium regime. See "—*Condominium Ownership May Limit Use and Improvements*" above.

Some of the mortgaged properties may be part of tax-reduction programs that apply only if the mortgaged properties are used for certain purposes. Such properties may be restricted from being converted to alternative uses because of such restrictions.

Some of the mortgaged properties have government tenants or other tenants which may have space that was "built to suit" that particular tenant's uses and needs. For example, a government tenant may require enhanced security features that required additional construction or renovation costs and for which the related tenant may pay above market rent. However, such enhanced features may not be necessary for a new tenant (and such new tenant may not be willing to pay the higher rent associated with such features). While a government office building or government leased space may be usable as a regular office building or tenant space, the rents that may be collected in the event the government tenant does not renew its lease may be significantly lower than the rent currently collected.

Additionally, zoning, historical preservation or other restrictions also may prevent alternative uses. See "—*Risks Related to Zoning Non-Compliance and Use Restrictions*" below.

Risks Related to Zoning Non-Compliance and Use Restrictions

Certain of the mortgaged properties may not comply with current zoning laws, including density, use, parking, height, landscaping, open space and set back requirements, due to changes in zoning requirements after such mortgaged properties were constructed. These properties, as well as those for which variances or special permits were issued or for which non-conformity with current zoning laws is otherwise permitted, are considered to be a "legal non-conforming use" and/or the improvements are considered to be "legal non-conforming structures". This means that the borrower is not required to alter its structure to comply with the existing or new law; however, the borrower may not be able to rebuild the premises "as-is" in the event of a substantial casualty loss. This may adversely affect the cash flow of the property following the loss. If a substantial casualty were to occur, we cannot assure you that insurance proceeds would be available to pay the mortgage loan in full. In addition, if a non-conforming use were to be discontinued and/or the property were repaired or restored in conformity with the current law, the value of the property or the revenue-producing potential of the property may not be equal to that before the casualty.

In addition, certain of the mortgaged properties that do not conform to current zoning laws may not be "legal non-conforming uses" or "legal non-conforming structures". The failure of a mortgaged property to comply with zoning laws or to be a "legal non-conforming use" or "legal non-conforming structure" may adversely affect market value of the mortgaged property or the borrower's ability to continue to use it in the manner it is currently being used or may necessitate material additional expenditures to remedy non-conformities. In some cases, the related borrower has obtained law and ordinance insurance to cover additional costs that result from rebuilding the mortgaged property in accordance with current zoning requirements. However, if as a result of the applicable zoning laws the rebuilt improvements are smaller or less attractive to tenants than the original improvements, the resulting loss in income will generally not be covered by law and ordinance insurance. Zoning protection insurance will generally reimburse the lender for the difference between (i) the mortgage loan balance on the date of damage loss to the mortgaged property from an insured peril and (ii) the total insurance proceeds at the time of the damage

72

to the mortgaged property if such mortgaged property cannot be rebuilt to its former use due to new zoning ordinances.

In addition, certain of the mortgaged properties may be subject to certain use restrictions and/or operational requirements imposed pursuant to development agreements, ground leases, restrictive covenants, reciprocal easement agreements or operating agreements or historical landmark designations or, in the case of those mortgaged properties that are condominiums, condominium declarations or other condominium use restrictions or regulations, especially in a situation where the mortgaged property does not represent the entire condominium building. Such use restrictions could include, for example, limitations on the character of the improvements or the properties, limitations affecting noise and parking requirements, among other things, and limitations on the borrowers' right to operate certain types of facilities within a prescribed radius. These limitations impose upon the borrower stricter requirements with respect to repairs and alterations, including following a casualty loss. These limitations could adversely affect the ability of the related borrower to lease the mortgaged property on favorable terms, thus adversely affecting the borrower's ability to fulfill its obligations under the related mortgage loan. In addition, any alteration, reconstruction, demolition, or new construction affecting a mortgaged property designated a historical landmark may require prior approval. Any such approval process, even if successful, could delay any redevelopment or alteration of a related property. The liquidation value of such property, to the extent subject to limitations of the kind described above or other limitations on convertibility of use, may be substantially less than would be the case if such property was readily adaptable to other uses or redevelopment. See "*Description of the Mortgage Pool—Use Restrictions*" for examples of mortgaged properties that are subject to restrictions relating to the use of the mortgaged properties.

Risks Relating to Inspections of Properties

Licensed engineers or consultants inspected the mortgaged properties at or about the time of the origination of the mortgage loans to assess items such as structural integrity of the buildings and other improvements on the mortgaged property, including exterior walls, roofing, interior construction, mechanical and electrical systems and general condition of the site, buildings and other improvements. However, we cannot assure you that all conditions requiring repair or replacement were identified. No additional property inspections were conducted in connection with the closing of the offered certificates.

Risks Relating to Costs of Compliance with Applicable Laws and Regulations

A borrower may be required to incur costs to comply with various existing and future federal, state or local laws and regulations applicable to the related mortgaged property, for example, zoning laws and the Americans with Disabilities Act of 1990, as amended, which requires all public accommodations to meet certain federal requirements related to access and use by persons with disabilities. See "*Certain Legal Aspects of Mortgage Loans—Americans with Disabilities Act*". The expenditure of these costs or the imposition of injunctive relief, penalties or fines in connection with the borrower's noncompliance could negatively impact the borrower's cash flow and, consequently, its ability to pay its mortgage loan.

Insurance May Not Be Available or Adequate

Although the mortgaged properties are required to be insured, or self-insured by a sole tenant of a related building or group of buildings, against certain risks, there is a possibility of casualty loss with respect to the mortgaged properties for which insurance proceeds may not be adequate or which may result from risks not covered by insurance.

<u>*Certain Risks Are Not Covered under Standard Insurance Policies*</u>. In general (other than where the mortgage loan documents permit the borrower to rely on a tenant (including a ground tenant) or other third party (such as a condominium association, if applicable) to obtain the insurance coverage on self-insurance provided by a tenant or on a tenant's agreement to rebuild or continue paying rent), the master servicer and special servicer will be required to cause the borrower on each mortgage loan to maintain such insurance coverage in respect of the related mortgaged property as is required under the related mortgage loan documents. See "*Description of the Mortgage Pool—Insurance Considerations*". In

general, the standard form of fire and extended coverage policy covers physical damage to or destruction of the improvements of a property by fire, lightning, explosion, smoke, windstorm and hail, and riot, strike and civil commotion, subject to the conditions and exclusions specified in each policy (windstorm is a common exclusion for properties located in certain locations). Most policies typically do not cover any physical damage resulting from, among other things:

- war;

- revolution;

- terrorism;

- nuclear, biological or chemical materials;

- governmental actions;

- floods and other water related causes;

- earth movement, including earthquakes, landslides and mudflows;

- wet or dry rot;

- vermin; and

- domestic animals.

Unless the related mortgage loan documents specifically require the borrower to insure against physical damage arising from such causes, then, the resulting losses may be borne by you as a holder of certificates.

Standard Insurance May Be Inadequate Even for Types of Losses That Are Insured Against. Even if a type of loss is covered by the insurance policies required to be in place at the mortgaged properties, the mortgaged properties may suffer losses for which the insurance coverage is inadequate. For example:

- in a case where terrorism coverage is included under a policy, if the terrorist attack is, for example, nuclear, biological or chemical in nature, the policy may include an exclusion that precludes coverage for such terrorist attack;

- in certain cases, particularly where land values are high, the insurable value (at the time of origination of the mortgage loan) of the mortgaged property may be significantly lower than the principal balance of the mortgage loan;

- with respect to mortgaged properties located in flood prone areas where flood insurance is required, the related mortgaged property may only have federal flood insurance (which only covers up to $500,000), not private flood insurance, and the related mortgaged property may suffer losses that exceed the amounts covered by the federal flood insurance;

- the mortgage loan documents may limit the requirement to obtain related insurance to where the premium amounts are "commercially reasonable" or a similar limitation; and

- if reconstruction or major repairs are required, changes in laws may materially affect the borrower's ability to effect any reconstruction or major repairs and/or may materially increase the costs of the reconstruction or repairs and insurance may not cover or sufficiently compensate the insured.

There Is No Assurance That Required Insurance Will Be Maintained.   There is no assurance that borrowers have maintained or will maintain the insurance required under the mortgage loan documents or that such insurance will be adequate.

Even if the mortgage loan documents specify that the related borrower must maintain standard extended coverage casualty insurance or other insurance that covers acts of terrorism, the borrower may fail to maintain such insurance and the master servicer or the special servicer may not enforce such default or cause the borrower to obtain such insurance if the special servicer has determined, in accordance with the servicing standard and subject to the discussion under "*The Pooling and Servicing Agreement—The Directing Certificateholder*" and "*—The Operating Advisor*", that either (a) such insurance is not available at commercially reasonable rates and the subject hazards are not commonly insured against by prudent owners of similar real properties located in or near the geographic region in which the mortgaged property is located (but only by reference to such insurance that has been obtained by such owners at current market rates), or (b) such insurance is not available at any rate. Additionally, if the related borrower fails to maintain such terrorism insurance coverage, neither the applicable master servicer nor the special servicer will be required to maintain such terrorism insurance coverage if the special servicer determines, in accordance with the servicing standard, that such terrorism insurance coverage is not available for the reasons set forth in (a) or (b) of the preceding sentence. Furthermore, at the time existing insurance policies are subject to renewal, there is no assurance that terrorism insurance coverage will be available and covered under the new policies or, if covered, whether such coverage will be adequate. Most insurance policies covering commercial real properties such as the mortgaged properties are subject to renewal on an annual basis. If this coverage is not currently in effect, is not adequate or is ultimately not continued with respect to some of the mortgaged properties and one of those properties suffers a casualty loss as a result of a terrorist act, then the resulting casualty loss could reduce the amount available to make distributions on your certificates.

In addition, certain types of mortgaged properties, such as manufactured housing and recreational vehicle communities, have few or no insurable buildings or improvements and thus do not have casualty insurance or low limits of casualty insurance in comparison with the related mortgage loan balances.

In addition, hazard insurance policies will typically contain co-insurance clauses that in effect require an insured at all times to carry insurance of a specified percentage, generally 80% to 90%, of the full replacement value of the improvements on the related mortgaged property in order to recover the full amount of any partial loss. As a result, even if insurance coverage is maintained, if the insured's coverage falls below this specified percentage, those clauses generally provide that the insurer's liability in the event of partial loss does not exceed the lesser of (1) the replacement cost of the improvements less physical depreciation and (2) that proportion of the loss as the amount of insurance carried bears to the specified percentage of the full replacement cost of those improvements.

Furthermore, with respect to certain mortgage loans, the insurable value of the related mortgaged property as of the origination date of the related mortgage loan was lower than the principal balance of the related mortgage loan. In the event of a casualty when a borrower is not required to rebuild or cannot rebuild, we cannot assure you that the insurance required with respect to the related mortgaged property will be sufficient to pay the related mortgage loan in full and there is no "gap" insurance required under such mortgage loan to cover any difference. In those circumstances, a casualty that occurs near the maturity date may result in an extension of the maturity date of the mortgage loan if the master servicer, in accordance with the servicing standard, determines that such extension was in the best interest of certificateholders.

The mortgage loans do not all require flood insurance on the related mortgaged properties unless they are in a flood zone and flood insurance is available and, in certain instances, even where the related mortgaged property was in a flood zone and flood insurance was available, flood insurance was not required.

We cannot assure you that the borrowers will in the future be able to comply with requirements to maintain adequate insurance with respect to the mortgaged properties, and any uninsured loss could have a material adverse impact on the amount available to make payments on the related mortgage loan,

and consequently, the offered certificates. As with all real estate, if reconstruction (for example, following fire or other casualty) or any major repair or improvement is required to the damaged property, changes in laws and governmental regulations may be applicable and may materially affect the cost to, or ability of, the borrowers to effect such reconstruction, major repair or improvement. As a result, the amount realized with respect to the mortgaged properties, and the amount available to make payments on the related mortgage loan, and consequently, the offered certificates, could be reduced. In addition, we cannot assure you that the amount of insurance required or provided would be sufficient to cover damages caused by any casualty, or that such insurance will be available in the future at commercially reasonable rates.

Terrorism Insurance May Not Be Available for All Mortgaged Properties

The occurrence or the possibility of terrorist attacks could (1) lead to damage to one or more of the mortgaged properties if any terrorist attacks occur or (2) result in higher costs for security and insurance premiums or diminish the availability of insurance coverage for losses related to terrorist attacks, particularly for large properties, which could adversely affect the cash flow at those mortgaged properties.

After the September 11, 2001 terrorist attacks in New York City and the Washington, D.C. area, all forms of insurance were impacted, particularly from a cost and availability perspective, including comprehensive general liability and business interruption or rent loss insurance policies required by typical mortgage loans. To give time for private markets to develop a pricing mechanism for terrorism risk and to build capacity to absorb future losses that may occur due to terrorism, the Terrorism Risk Insurance Act of 2002 was enacted on November 26, 2002, establishing the Terrorism Insurance Program. The Terrorism Insurance Program was extended through December 31, 2014 by the Terrorism Risk Insurance Program Reauthorization Act of 2007 and was subsequently reauthorized on January 12, 2015 for a period of six years through December 31, 2020 pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2015 ("TRIPRA").

The Terrorism Insurance Program requires insurance carriers to provide terrorism coverage in their basic "all-risk" policies. Any commercial property and casualty terrorism insurance exclusion that was in force on November 26, 2002 is automatically void to the extent that it excluded losses that would otherwise be insured losses. Any state approval of those types of exclusions in force on November 26, 2002 is also void.

Under the Terrorism Insurance Program, the federal government shares in the risk of losses occurring within the United States resulting from acts committed in an effort to influence or coerce United States civilians or the United States government. The federal share of compensation for insured losses of an insurer equals 85% (subject to annual 1% decreases beginning in 2016 until such percentage equals 80%) of the portion of such insured losses that exceed a deductible equal to 20% of the value of the insurer's direct earned premiums over the calendar year immediately preceding that program year. Federal compensation in any program year is capped at $100 billion (with insurers being liable for any amount that exceeds such cap), and no compensation is payable with respect to a terrorist act unless the aggregate industry losses relating to such act exceed $100 million (subject to annual $20 million increases beginning in 2016 until such threshold equals $200 million). The Terrorism Insurance Program does not cover nuclear, biological, chemical or radiological attacks. Unless a borrower obtains separate coverage for events that do not meet the thresholds or other requirements above, such events will not be covered.

If the Terrorism Insurance Program is not reenacted after its expiration in 2020, premiums for terrorism insurance coverage will likely increase and the terms of such insurance policies may be materially amended to increase stated exclusions or to otherwise effectively decrease the scope of coverage available (perhaps to the point where it is effectively not available). In addition, to the extent that any insurance policies contain "sunset clauses" (i.e., clauses that void terrorism coverage if the federal insurance backstop program is not renewed), then such policies may cease to provide terrorism insurance upon the expiration of the Terrorism Insurance Program. We cannot assure you that the Terrorism Insurance Program or any successor program will create any long term changes in the availability and cost of such insurance. Moreover, future legislation, including regulations expected to be

adopted by the Treasury Department pursuant to TRIPRA, may have a material effect on the availability of federal assistance in the terrorism insurance market. To the extent that uninsured or underinsured casualty losses occur with respect to the related mortgaged properties, losses on the mortgage loans may result. In addition, the failure to maintain such terrorism insurance may constitute a default under the related mortgage loan.

Some of the mortgage loans do not require the related borrower to maintain terrorism insurance. In addition, most of the mortgage loans contain limitations on the related borrower's obligation to obtain terrorism insurance, such as (i) waiving the requirement that such borrower maintain terrorism insurance if such insurance is not available at commercially reasonable rates, (ii) providing that the related borrower is not required to spend in excess of a specified dollar amount (or in some cases, a specified multiple of what is spent on other insurance) in order to obtain such terrorism insurance, (iii) requiring coverage only for as long as the TRIPRA is in effect, or (iv) requiring coverage only for losses arising from domestic acts of terrorism or from terrorist acts certified by the federal government as "acts of terrorism" under the TRIPRA. See "*Annex A-3—Description of Top Ten Mortgage Loans and Additional Mortgage Loan Information*" for a summary of the terrorism insurance requirements under each of the ten largest mortgage loans.

We cannot assure you that all of the mortgaged properties will be insured against the risks of terrorism and similar acts. As a result of any of the foregoing, the amount available to make distributions on your certificates could be reduced.

Other mortgaged properties securing mortgage loans may also be insured under a blanket policy or self-insured or insured by a sole tenant. See "*—Risks Associated with Blanket Insurance Policies or Self-Insurance*" below.

We cannot assure you that all of the mortgaged properties will be insured against the risks of terrorism and similar acts. As a result of any of the foregoing, the amount available to make distributions on your certificates could be reduced.

Risks Associated with Blanket Insurance Policies or Self-Insurance

Certain of the mortgaged properties are covered by blanket insurance policies, which also cover other properties of the related borrower or its affiliates (including certain properties in close proximity to the mortgaged properties). In the event that such policies are drawn on to cover losses on such other properties, the amount of insurance coverage available under such policies would thereby be reduced and could be insufficient to cover each mortgaged property's insurable risks. In addition, with respect to some of the mortgaged properties, a sole or significant tenant is allowed to provide self-insurance against risks.

Additionally, if the mortgage loans that allow coverage under blanket insurance policies are part of a group of mortgage loans with related borrowers, then all of the related mortgaged properties may be covered under the same blanket policy, which may also cover other properties owned by affiliates of such borrowers.

Certain mortgaged properties may also be insured or self-insured by a sole or significant tenant, as further described under "*Description of the Mortgage Pool—Insurance Considerations*".

Limited Information Causes Uncertainty

Historical Information.   Some of the mortgage loans that we intend to include in the issuing entity are secured in whole or in part by mortgaged properties for which limited or no historical operating information is available. As a result, you may find it difficult to analyze the historical performance of those mortgaged properties.

A mortgaged property may lack prior operating history or historical financial information because it is newly constructed or renovated, it is a recent acquisition by the related borrower or it is a single-tenant

property that is subject to a triple net lease. In addition, a tenant's lease may contain confidentiality provisions that restrict the sponsors' access to or disclosure of such tenant's financial information. The underwritten net cash flows and underwritten net operating income for such mortgaged properties are derived principally from current rent rolls or tenant leases and historical expenses, adjusted to account for inflation, significant occupancy increases and a market rate management fee. In some cases, underwritten net cash flows and underwritten net operating income for mortgaged properties are based all or in part on leases (or letters of intent) that are not yet in place (and may still be under negotiation) or on tenants that may have signed a lease (or letter of intent), or lease amendment expanding the leased space, but are not yet in occupancy and/or paying rent), which present certain risks described in "*Underwritten Net Cash Flow Could Be Based On Incorrect or Failed Assumptions*" below.

See Annex A-1 for certain historical financial information relating to the mortgaged properties, including net operating income for the most recent reporting period and prior three calendar years, to the extent available.

Ongoing Information. The primary source of ongoing information regarding the offered certificates, including information regarding the status of the related mortgage loans and any credit support for the offered certificates, will be the periodic reports delivered to you. See "*Description of the Certificates— Reports to Certificateholders; Certain Available Information*". We cannot assure you that any additional ongoing information regarding the offered certificates will be available through any other source. The limited nature of the available information in respect of the offered certificates may adversely affect their liquidity, even if a secondary market for the offered certificates does develop.

We are not aware of any source through which pricing information regarding the offered certificates will be generally available on an ongoing basis or on any particular date.

Underwritten Net Cash Flow Could Be Based On Incorrect or Failed Assumptions

As described under "*Description of the Mortgage Pool—Additional Information*", underwritten net cash flow generally includes cash flow (including any cash flow from master leases) adjusted based on a number of assumptions used by the sponsors. We make no representation that the underwritten net cash flow set forth in this prospectus as of the cut-off date or any other date represents actual future net cash flows. For example, with respect to certain mortgage loans included in the issuing entity, the occupancy of the related mortgaged property reflects tenants that (i) may not have yet actually executed leases (or letters of intent), (ii) have signed leases but have not yet taken occupancy and/or are not paying full contractual rent, (iii) are seeking or may in the future seek to sublet all or a portion of their respective spaces, (iv) are "dark" tenants but paying rent, or (v) are affiliates of the related borrower and are leasing space pursuant to a master lease or a space lease. Similarly, with respect to certain mortgage loans included in the issuing entity, the underwritten net cash flow may be based on certain tenants that have not yet executed leases or that have signed leases but are not yet in place and/or are not yet paying rent, or have a signed lease or lease amendment expanding the leased space, but are not yet in occupancy in all or a portion of their space and/or paying rent, or may assume that future contractual rent steps (during some or all of the remaining term of a lease) have occurred. In many cases, co-tenancy provisions were assumed to be satisfied and vacant space was assumed to be occupied and space that was due to expire was assumed to have been re-let, in each case at market rates that may have exceeded current rent. You should review these and other similar assumptions and make your own determination of the appropriate assumptions to be used in determining underwritten net cash flow.

In addition, underwritten or adjusted cash flows, by their nature, are speculative and are based upon certain assumptions and projections. The failure of these assumptions or projections in whole or in part could cause the underwritten net operating income (calculated as described in "*Description of the Mortgage Pool—Additional Information*") to vary substantially from the actual net operating income of a mortgaged property.

In the event of the inaccuracy of any assumptions or projections used in connection with the calculation of underwritten net cash flow, the actual net cash flow could be significantly different (and, in some cases, may be materially less) than the underwritten net cash flow presented in this prospectus,

and this would change other numerical information presented in this prospectus based on or derived from the underwritten net cash flow, such as the debt service coverage ratios or debt yield presented in this prospectus. We cannot assure you that any such assumptions or projections made with respect to any mortgaged property will, in fact, be consistent with that mortgaged property's actual performance.

> ### *The Mortgage Loans Have Not Been Re-Underwritten by Us; Some Mortgage Loans May Not Have Complied With Another Originator's Underwriting Criteria*

Although the sponsors have conducted a review of the mortgage loans to be sold to us for this securitization transaction, we, as the depositor for this securitization transaction, have neither originated the mortgage loans nor conducted a review or re-underwriting of the mortgage loans. Instead, we have relied on the representations and warranties made by the applicable sponsors and the remedies for breach of a representation and warranty as described under "*Description of the Mortgage Loan Purchase Agreements*" and the sponsor's description of its underwriting criteria described under "*Transaction Parties—The Sponsors and Mortgage Loan Sellers—German American Capital Corporation—GACC's Underwriting Guidelines and Processes*". A description of the review conducted by each sponsor for this securitization transaction is set forth under "*Transaction Parties—The Sponsors and Mortgage Loan Sellers—German American Capital Corporation—Review of GACC Mortgage Loans*".

The representations and warranties made by the sponsors may not cover all of the matters that one would review in underwriting a mortgage loan and you should not view them as a substitute for re-underwriting the mortgage loans. Furthermore, these representations and warranties in some respects represent an allocation of risk rather than a confirmed description of the mortgage loans. If we had re-underwritten the mortgage loans, it is possible that the re-underwriting process may have revealed problems with a mortgage loan not covered by a representation or warranty or may have revealed inaccuracies in the representations and warranties. See "*—Other Risks Relating to the Certificates—Sponsors May Not Make Required Repurchases or Substitutions of Defective Mortgage Loans or Pay Any Loss of Value Payment Sufficient to Cover All Losses on a Defective Mortgage Loan*" below, and "*Description of the Mortgage Loan Purchase Agreements*".

As a result of the foregoing, you are advised and encouraged to make your own investment decision based on a careful review of the information set forth in this prospectus and your own view of the mortgage pool.

> ### *Static Pool Data Would Not Be Indicative of the Performance of this Pool*

As a result of the distinct nature of each pool of commercial mortgage loans, and the separate mortgage loans within the pool, this prospectus does not include disclosure concerning the delinquency and loss experience of static pools of periodic originations by any sponsor of assets of the type to be securitized (known as "static pool data"). In particular, static pool data showing a low level of delinquencies and defaults would not be indicative of the performance of this pool or any other pools of mortgage loans originated by the same sponsor or sponsors.

While there may be certain common factors affecting the performance and value of income-producing real properties in general, those factors do not apply equally to all income-producing real properties and, in many cases, there are unique factors that will affect the performance and/or value of a particular income-producing real property. Moreover, the effect of a given factor on a particular real property will depend on a number of variables, including but not limited to property type, geographic location, competition, sponsorship and other characteristics of the property and the related commercial mortgage loan. Each income-producing real property represents a separate and distinct business venture and, as a result, each of the mortgage loans requires a unique underwriting analysis. Furthermore, economic and other conditions affecting real properties, whether worldwide, national, regional or local, vary over time. The performance of a pool of mortgage loans originated and outstanding under a given set of economic conditions may vary significantly from the performance of an otherwise comparable mortgage pool originated and outstanding under a different set of economic conditions.

Therefore, you should evaluate this offering on the basis of the information set forth in this prospectus with respect to the mortgage loans, and not on the basis of the performance of other pools of securitized commercial mortgage loans.

Appraisals May Not Reflect Current or Future Market Value of Each Property

Appraisals were obtained with respect to each of the mortgaged properties at or about the time of origination of the applicable mortgage loan (or whole loan, if applicable) or at or around the time of the acquisition of the mortgage loan (or whole loan, if applicable) by the related sponsor. See Annex A-1 for the dates of the latest appraisals for the mortgaged properties. We have not obtained new appraisals of the mortgaged properties or assigned new valuations to the mortgage loans in connection with the offering of the offered certificates. The market values of the mortgaged properties could have declined since the origination of the related mortgage loans.

In general, appraisals represent the analysis and opinion of qualified appraisers and are not guarantees of present or future value. One appraiser may reach a different conclusion than that of a different appraiser with respect to the same property. The appraisals seek to establish the amount a typically motivated buyer would pay a typically motivated seller and, in certain cases, may have taken into consideration the purchase price paid by the borrower. The amount could be significantly higher than the amount obtained from the sale of a mortgaged property in a distress or liquidation sale.

Information regarding the appraised values of the mortgaged properties (including loan-to-value ratios) presented in this prospectus is not intended to be a representation as to the past, present or future market values of the mortgaged properties. For example, in some cases, a borrower or its affiliate may have acquired the related mortgaged property for a price or otherwise for consideration in an amount that is less than the related appraised value specified on Annex A-1, including at a foreclosure sale or through acceptance of a deed-in-lieu of foreclosure. Historical operating results of the mortgaged properties used in these appraisals, as adjusted by various assumptions, estimates and subjective judgments on the part of the appraiser, may not be comparable to future operating results. In addition, certain appraisals may be based on extraordinary assumptions, including without limitation, that certain tenants are in-place and paying rent when such tenants have not yet taken occupancy or that certain renovations or property improvement plans have been completed. Additionally, certain appraisals with respect to mortgage loans secured by multiple mortgaged properties may have been conducted on a portfolio basis rather than on an individual property basis, and the sum of the values of the individual properties may be different from (and in some cases may be less than) the appraised value of the aggregate of such properties on a portfolio basis. In addition, other factors may impair the mortgaged properties' value without affecting their current net operating income, including:

- changes in governmental regulations, zoning or tax laws;

- potential environmental or other legal liabilities;

- the availability of refinancing; and

- changes in interest rate levels.

In certain cases, appraisals may reflect [both "as-stabilized" and "as-is"] values. However, the appraised value reflected in this prospectus with respect to each mortgaged property, except as described under "*Description of the Mortgage Pool—Certain Calculations and Definitions*", reflects only the "as-is" value (or, in certain cases, may reflect the "as-stabilized" value as a result of the satisfaction of the related conditions or assumptions unless otherwise specified), which may contain certain assumptions, such as future construction completion, projected re-tenanting or increased tenant occupancies. See "*Description of the Mortgage Pool—Appraised Value*".

Additionally, with respect to the appraisals setting forth assumptions, particularly those setting forth extraordinary assumptions, as to the "as-is" and "as-stabilized" values, we cannot assure you that those assumptions are or will be accurate or that the "as-stabilized" value will be the value of the related

mortgaged property at the indicated stabilization date or at maturity or anticipated repayment date. Any engineering report, site inspection or appraisal represents only the analysis of the individual consultant, engineer or inspector preparing such report at the time of such report, and may not reveal all necessary or desirable repairs, maintenance and capital improvement items. See "*Transaction Parties—The Sponsors and Mortgage Loan Sellers—German American Capital Corporation*" for additional information regarding the appraisals. We cannot assure you that the information set forth in this prospectus regarding the appraised values or loan-to-value ratios accurately reflects past, present or future market values of the mortgaged properties or the amount that would be realized upon a sale of the related mortgaged property.

[*Seasoned Mortgage Loans Present Additional Risk of Repayment*

Certain of the mortgage loans, are seasoned mortgage loans and were originated [__] and [__] months, respectively, prior to the cut-off date. There are a number of risks associated with seasoned mortgage loans that are not present, or are present to a lesser degree, with more recently originated mortgage loans. For example:

- property values and surrounding areas have likely changed since origination; origination standards at the time the mortgage loans were originated may have been different than current origination standards;

- the business circumstances and financial condition of the related borrowers and tenants may have changed since the mortgage loans were originated;

- the environmental circumstances at the mortgaged properties may have changed since the mortgage loans were originated;

- the physical condition of the mortgaged properties or improvements may have changed since origination; and

- the circumstances of the mortgaged properties, the borrower and the tenants may have changed in other respects since.

In addition, any seasoned mortgage loan may not satisfy all of the related sponsor's underwriting standards. See *"Transaction Parties—The Sponsors and Mortgage Loan Sellers"*.]

The Performance of a Mortgage Loan and Its Related Mortgaged Property Depends in Part on Who Controls the Borrower and Mortgaged Property

The operation and performance of a mortgage loan will depend in part on the identity of the persons or entities who control the borrower and the mortgaged property. The performance of a mortgage loan may be adversely affected if control of a borrower changes, which may occur, for example, by means of transfers of direct or indirect ownership interests in the borrower, or if the mortgage loan is assigned to and assumed by another person or entity along with a transfer of the property to that person or entity.

Many of the mortgage loans generally place certain restrictions on the transfer and/or pledging of general partnership and managing member equity interests in a borrower, such as specific percentage or control limitations, although some have current or permit future mezzanine or subordinate debt. We cannot assure you the ownership of any of the borrowers would not change during the term of the related mortgage loan and result in a material adverse effect on your certificates. See "*Description of the Mortgage Pool—Additional Indebtedness"* and *"—Certain Terms of the Mortgage Loans—"Due-On-Sale" and "Due-On-Encumbrance" Provisions*".

The Borrower's Form of Entity May Cause Special Risks

The borrowers are legal entities rather than individuals. Mortgage loans made to legal entities may entail greater risks of loss than those associated with mortgage loans made to individuals. For example, a

legal entity, as opposed to an individual, may be more inclined to seek legal protection from its creditors under the bankruptcy laws. Unlike individuals involved in bankruptcies, most entities generally, but not in all cases, do not have personal assets and creditworthiness at stake. The terms of certain of the mortgage loans require that the borrowers be single-purpose entities and, in most cases, such borrowers' organizational documents or the terms of the mortgage loans limit their activities to the ownership of only the related mortgaged property or mortgaged properties and limit the borrowers' ability to incur additional indebtedness. Such provisions are designed to mitigate the possibility that the borrower's financial condition would be adversely impacted by factors unrelated to the related mortgaged property and mortgage loan. Such borrower may also have previously owned property other than the related mortgaged property or may be a so-called "recycled" single-purpose entity that previously had other business activities and liabilities. However, we cannot assure you that such borrowers have in the past complied, and will comply, with such requirements, and in some cases unsecured debt exists and/or is allowed in the future. Furthermore, in many cases such borrowers are not required to observe all covenants and conditions which typically are required in order for such borrowers to be viewed under standard rating agency criteria as "single purpose entities".

Although a borrower may currently be a single purpose entity, in certain cases the borrowers were not originally formed as single purpose entities, but at origination of the related mortgage loan their organizational documents were amended. That borrower may have previously owned property other than the related mortgaged property and may not have observed all covenants that typically are required to consider a borrower a "single purpose entity" and thus may have liabilities arising from events prior to becoming a single purpose entity.

The organizational documents of a borrower or the direct or indirect managing partner or member of a borrower may also contain requirements that there be one or two independent directors, managers or trustees (depending on the entity form of such borrower) whose vote is required before the borrower files a voluntary bankruptcy or insolvency petition or otherwise institutes insolvency proceedings. Generally, but not always, the independent directors, managers or trustees may only be replaced with certain other independent successors. Although the requirement of having independent directors, managers or trustees is designed to mitigate the risk of a voluntary bankruptcy filing by a solvent borrower, a borrower could file for bankruptcy without obtaining the consent of its independent director(s) (and we cannot assure you that such bankruptcy would be dismissed as an unauthorized filing), and in any case the independent directors, managers or trustees may determine that a bankruptcy filing is an appropriate course of action to be taken by such borrower. Although the independent directors, managers or trustees generally owe no fiduciary duties to entities other than the borrower itself, such determination might take into account the interests and financial condition of such borrower's parent entities and such parent entities' other subsidiaries in addition to those of the borrower. Consequently, the financial distress of an affiliate of a borrower might increase the likelihood of a bankruptcy filing by a borrower.

The bankruptcy of a borrower, or a general partner or managing member of a borrower, may impair the ability of the lender to enforce its rights and remedies under the related mortgage. Certain of the mortgage loans have been made to single purpose limited partnerships that have a general partner or general partners that are not themselves single purpose entities. Such loans are subject to additional bankruptcy risk. The organizational documents of the general partner in such cases do not limit it to acting as the general partner of the partnership. Accordingly there is a greater risk that the general partner may become insolvent for reasons unrelated to the mortgaged property. The bankruptcy of a general partner may dissolve the partnership under applicable state law. In addition, even if the partnership itself is not insolvent, actions by the partnership and/or a bankrupt general partner that are outside the ordinary course of their business, such as refinancing the related mortgage loan, may require prior approval of the bankruptcy court in the general partner's bankruptcy case. The proceedings required to resolve these issues may be costly and time-consuming.

Any borrower, even an entity structured as a single purpose entity, as an owner of real estate, will be subject to certain potential liabilities and risks as an owner of real estate. We cannot assure you that any borrower will not file for bankruptcy protection or that creditors of a borrower or a corporate or individual

general partner or managing member of a borrower will not initiate a bankruptcy or similar proceeding against such borrower or corporate or individual general partner or managing member.

Certain borrowers' organizational documents or the terms of certain mortgage loans permit an affiliated property manager to maintain a custodial account on behalf of such borrower and certain affiliates of such borrower into which funds available to such borrower under the terms of the related mortgage loans and funds of such affiliates are held, but which funds are and will continue to be separately accounted for as to each item of income and expense for each related mortgaged property and each related borrower. A custodial account structure for affiliated entities, while common among certain REITs, institutions or independent owners of multiple properties, presents a risk for consolidation of the assets of such affiliates as commingling of funds is a factor a court may consider in considering a request by other creditors for substantive consolidation. Substantive consolidation is an equitable remedy that could result in an otherwise solvent company becoming subject to the bankruptcy proceedings of an insolvent affiliate, making its assets available to repay the debts of affiliated companies. A court has the discretion to order substantive consolidation in whole or in part and may include non-debtor affiliates of the bankrupt entity in the proceedings. In particular, consolidation may be ordered when corporate funds are commingled and used for a principal's personal purposes, inadequate records of transfers are made and corporate entities are deemed an alter ego of a principal. Strict adherence to maintaining separate books and records, avoiding commingling of assets and otherwise maintaining corporate policies designed to preserve the separateness of corporate assets and liabilities make it less likely that a court would order substantive consolidation, but we cannot assure you that the related borrowers, property managers or affiliates will comply with these requirements as set forth in the related mortgage loans.

Furthermore, with respect to any affiliated borrowers, creditors of a common parent in bankruptcy may seek to consolidate the assets of such borrowers with those of the parent. Consolidation of the assets of such borrowers would likely have an adverse effect on the funds available to make distributions on your certificates, and may lead to a downgrade, withdrawal or qualification of the ratings of your certificates.

See "*Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Single Purpose Entity Covenants*" and "*Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws*".

In addition, borrowers may own a mortgaged property as a Delaware statutory trust or as tenants-in-common. Delaware statutory trusts may be restricted in their ability to actively operate a property, and in the case of a mortgaged property that is owned by a Delaware statutory trust or by tenants-in-common, there is a risk that obtaining the consent of the holders of the beneficial interests in the Delaware statutory trust or the consent of the tenants-in-common will be time consuming and cause delays with respect to the taking of certain actions by or on behalf of the borrower, including with respect to the related mortgaged property. See "*—Tenancies-in-Common May Hinder Recovery*" below. See also "*Description of the Mortgage Pool—Delaware Statutory Trust*".

A Bankruptcy Proceeding May Result in Losses and Delays in Realizing on the Mortgage Loans

Numerous statutory provisions, including the Bankruptcy Code and state laws affording relief to debtors, may interfere with and delay the ability of a secured mortgage lender to obtain payment of a loan, to realize upon collateral and/or to enforce a deficiency judgment. For example, under the Bankruptcy Code, virtually all actions (including foreclosure actions and deficiency judgment proceedings) are automatically stayed upon the filing of a bankruptcy petition, and, often, no interest or principal payments are made during the course of the bankruptcy proceeding. Also, under federal bankruptcy law, the filing of a petition in bankruptcy by or on behalf of a junior lien holder may stay the senior lender from taking action to foreclose out such junior lien. Certain of the mortgage loans have sponsors that have previously filed bankruptcy and we cannot assure you that such sponsors will not be more likely than other sponsors to utilize their rights in bankruptcy in the event of any threatened action by the mortgagee to enforce its rights under the related mortgage loan documents. As a result, the issuing entity's recovery with respect to borrowers in bankruptcy proceedings may be significantly delayed, and the aggregate amount ultimately collected may be substantially less than the amount owed. See "*—Other Financings or Ability To Incur Other Indebtedness Entails Risk*" below, "*Description of the Mortgage Pool—Loan*

Purpose; Default History, Bankruptcy Issues and Other Proceedings" and "*Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws*".

Additionally, the courts of any state may refuse the foreclosure of a mortgage or deed of trust when an acceleration of the indebtedness would be inequitable or unjust or the circumstances would render the action unconscionable. See "*Certain Legal Aspects of Mortgage Loans—Foreclosure*".

See also "*—Performance of the Mortgage Loan Will Be Highly Dependent on the Performance of Tenants and Tenant Leases—Tenant Bankruptcy Could Result in a Rejection of the Related Lease*" above.

Litigation Regarding the Mortgaged Properties or Borrowers May Impair Your Distributions

There may be (and there may exist from time to time) pending or threatened legal proceedings against, or disputes with, the borrowers, the borrower sponsors and the managers of the mortgaged properties and their respective affiliates arising out of their ordinary business. We have not undertaken a search for all legal proceedings that relate to the borrowers, borrower sponsors or managers for the mortgaged properties and their respective affiliates. Potential investors are advised and encouraged to perform their own searches related to such matters to the extent relevant to their investment decision. Any such litigation or dispute may materially impair distributions to certificateholders if borrowers must use property income to pay judgments, legal fees or litigation costs. We cannot assure you that any litigation or dispute or any settlement of any litigation or dispute will not have a material adverse effect on your investment.

Additionally, a borrower or a principal of a borrower or affiliate may have been a party to a bankruptcy, foreclosure, litigation or other proceeding, particularly against a lender, or has been convicted of a crime in the past. In addition, certain of the borrower sponsors, property managers, affiliates of any of the foregoing and/or entities controlled thereby have been a party to bankruptcy proceedings, mortgage loan defaults and restructures, discounted payoffs, foreclosure proceedings or deed-in-lieu of foreclosure transactions, or other material proceedings (including criminal proceedings) in the past, whether or not related to the mortgaged property securing a mortgage loan in this securitization transaction. In some cases, mortgaged properties securing certain of the mortgage loans previously secured other loans that had been in default, restructured or the subject of a discounted payoff, foreclosure or deed-in-lieu of foreclosure.

Certain of the borrower sponsors may have a history of litigation or other proceedings against their lender, in some cases involving various parties to a securitization transaction. We cannot assure you that the borrower sponsors that have engaged in litigation or other proceedings in the past will not commence action against the issuing entity in the future upon any attempt by the special servicer to enforce the mortgage loan documents. Any such actions by the borrower or borrower sponsor may result in significant expense and potential loss to the issuing entity and a shortfall in funds available to make payments on the offered certificates. In addition, certain principals or borrower sponsors may have in the past been convicted of, or pled guilty to, a felony. We cannot assure you that the borrower or principal will not be more likely than other borrowers or principals to avail itself or cause a borrower to avail itself of its legal rights, under the federal bankruptcy code or otherwise, in the event of an action or threatened action by the lender or its servicer to enforce the related mortgage loan documents, or otherwise conduct its operations in a manner that is in the best interests of the lender and/or the mortgaged property. We cannot assure you that any such proceedings or actions will not have a material adverse effect upon distributions on your certificates. Further, borrowers, principals of borrowers, property managers and affiliates of such parties may, in the future, be involved in bankruptcy proceedings, foreclosure proceedings or other material proceedings (including criminal proceedings), whether or not related to the mortgage loans. We cannot assure you that any such proceedings will not negatively impact a borrower's or borrower sponsor's ability to meet its obligations under the related mortgage loan and, as a result could have a material adverse effect upon your certificates.

Often it is difficult to confirm the identity of owners of all of the equity in a borrower, which means that past issues may not be discovered as to such owners. See "*Description of the Mortgage Pool—Litigation*

and Other Considerations" and *"—Loan Purpose, Default History, Bankruptcy Issues and Other Proceedings"* for additional information on certain mortgage loans in the issuing entity. See also representation number 31 in Annex D-1 and the identified exceptions to those representations in Annex D-2. However, we cannot assure you that there are no undisclosed bankruptcy proceedings, foreclosure proceedings, deed-in-lieu-of-foreclosure transaction and/or mortgage loan workout matters that involved one or more mortgage loans or mortgaged properties, and/or a guarantor, borrower sponsor or other party to a mortgage loan.

In addition, in the event the owner of a borrower experiences financial problems, we cannot assure you that such owner would not attempt to take actions with respect to the mortgaged property that may adversely affect the borrower's ability to fulfill its obligations under the related mortgage loan. See *"Description of the Mortgage Pool—Litigation and Other Considerations"* for information regarding litigation matters with respect to certain mortgage loans.

Other Financings or Ability to Incur Other Indebtedness Entails Risk

When a borrower (or its constituent members) also has one or more other outstanding loans (even if they are *pari passu*, subordinated, mezzanine, preferred equity or unsecured loans or another type of equity pledge), the issuing entity is subjected to additional risk such as:

- the borrower (or its constituent members) may have difficulty servicing and repaying multiple financings;

- the existence of other financings will generally also make it more difficult for the borrower to obtain refinancing of the related mortgage loan (or whole loan, if applicable) or sell the related mortgaged property and may thereby jeopardize repayment of the mortgage loan (or whole loan, if applicable);

- the need to service additional financings may reduce the cash flow available to the borrower to operate and maintain the mortgaged property and the value of the mortgaged property may decline as a result;

- if a borrower (or its constituent members) defaults on its mortgage loan and/or any other financing, actions taken by other lenders such as a suit for collection, foreclosure or an involuntary petition for bankruptcy against the borrower could impair the security available to the issuing entity, including the mortgaged property, or stay the issuing entity's ability to foreclose during the course of the bankruptcy case;

- the bankruptcy of another lender also may operate to stay foreclosure by the issuing entity; and

- the issuing entity may also be subject to the costs and administrative burdens of involvement in foreclosure or bankruptcy proceedings or related litigation.

Although the companion loans related to the whole loans (other than the trust subordinate companion loan, if any) are not assets of the issuing entity, each related borrower is still obligated to make interest and principal payments on such companion loans. As a result, the issuing entity is subject to additional risks, including:

- the risk that the necessary maintenance of the related mortgaged property could be deferred to allow the borrower to pay the required debt service on these other obligations and that the value of the mortgaged property may fall as a result; and

- the risk that it may be more difficult for the borrower to refinance these loans or to sell the related mortgaged property for purposes of making any balloon payment on the entire balance of such loans and the related additional debt at maturity or anticipated repayment date.

With respect to mezzanine financing (if any), while a mezzanine lender has no security interest in the related mortgaged properties, a default under a mezzanine loan could cause a change in control of the related borrower. With respect to mortgage loans that permit mezzanine financing, the relative rights of the mortgagee and the related mezzanine lender will generally be set forth in an intercreditor agreement, which agreements typically provide that the rights of the mezzanine lender (including the right to payment) against the borrower and mortgaged property are subordinate to the rights of the mortgage lender and that the mezzanine lender may not take any enforcement action against the mortgage borrower and mortgaged property.

In addition, the mortgage loan documents related to certain mortgage loans may have or permit future "preferred equity" structures, where one or more special limited partners or members receive a preferred return in exchange for an infusion of capital or other type of equity pledge that may require payments of a specified return or of excess cash flow. Such arrangements can present risks that resemble mezzanine debt, including dilution of the borrower's equity in the mortgaged property, stress on the cash flow in the form of a preferred return or excess cash payments, and/or potential changes in the management of the related mortgaged property in the event the preferred return is not satisfied.

Additionally, the terms of certain mortgage loans permit or require the borrowers to post letters of credit and/or surety bonds for the benefit of the related mortgage loan, which may constitute a contingent reimbursement obligation of the related borrower or an affiliate. The issuing bank or surety will not typically agree to subordination and standstill protection benefiting the mortgagee.

In addition, borrowers under most of the mortgage loans are generally permitted to incur trade payables and equipment financing, which may not be limited or may be significant, in order to operate the related mortgaged properties. Also, with respect to certain mortgage loans the related borrower either has incurred or is permitted to incur unsecured debt from an affiliate of either the borrower or the sponsor of the borrower. See "*Description of the Mortgage Pool—Additional Indebtedness—Other Unsecured Indebtedness*".

For additional information, see "*Description of the Mortgage Pool—Additional Indebtedness*" and "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan*".

Tenancies-in-Common May Hinder Recovery

Certain of the mortgage loans included in the issuing entity have borrowers that own the related mortgaged properties as tenants-in-common. In general, with respect to a tenant-in-common ownership structure, each tenant-in-common owns an undivided share in the property and if such tenant-in-common desires to sell its interest in the property (and is unable to find a buyer or otherwise needs to force a partition) the tenant-in-common has the ability to request that a court order a sale of the property and distribute the proceeds to each tenant in common proportionally. As a result, if a tenant-in-common that has not waived its right of partition or similar right exercises a right of partition, the related mortgage loan may be subject to prepayment. The bankruptcy, dissolution or action for partition by one or more of the tenants-in-common could result in an early repayment of the related mortgage loan, significant delay in recovery against the tenant-in-common borrowers, particularly if the tenant-in-common borrowers file for bankruptcy separately or in series (because each time a tenant-in-common borrower files for bankruptcy, the bankruptcy court stay will be reinstated), a material impairment in property management and a substantial decrease in the amount recoverable upon the related mortgage loan. Not all tenants-in-common under the mortgage loans will be single purpose entities. [Each tenant-in-common borrower has waived its right to partition, reducing the risk of partition.] However, we cannot assure you that, if challenged, this waiver would be enforceable. In addition, in some cases, the related mortgage loan documents may provide for full recourse (or in an amount equal to its *pro rata* share of the debt) to the related tenant-in-common borrower or the guarantor if a tenant-in-common files for partition.

Risks Relating to Enforceability of Cross-Collateralization

Cross-collateralization arrangements may be terminated in certain circumstances under the terms of the related mortgage loan documents. Cross-collateralization arrangements whereby multiple borrowers

grant their respective mortgaged properties as security for one or more mortgage loans could be challenged as fraudulent conveyances by the creditors or the bankruptcy estate of any of the related borrowers.

Among other things, a legal challenge to the granting of the liens may focus on the benefits realized by that borrower from the respective mortgage loan proceeds, as well as the overall cross-collateralization. If a court were to conclude that the granting of the liens was an avoidable fraudulent conveyance, that court could subordinate all or part of the mortgage loan to other debt of that borrower, recover prior payments made on that mortgage loan, or take other actions such as invalidating the mortgage loan or the mortgages securing the cross-collateralization. See "*Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws*".

In addition, when multiple real properties secure a mortgage loan, the amount of the mortgage encumbering any particular one of those properties may be less than the full amount of the related aggregate mortgage loan indebtedness, to minimize recording tax. This mortgage amount is generally established at [100% to 150%] of the appraised value or allocated loan amount for the mortgaged property and will limit the extent to which proceeds from the property will be available to offset declines in value of the other properties securing the same mortgage loan.

See "*Description of the Mortgage Pool—Mortgage Pool Characteristics*" for a description of any mortgage loans that are cross-collateralized and cross-defaulted with each other or that are secured by multiple properties owned by multiple borrowers.

Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions

Provisions requiring yield maintenance charges, prepayment premiums or lockout periods may not be enforceable in some states and under federal bankruptcy law. Provisions requiring prepayment premiums or yield maintenance charges also may be interpreted as constituting the collection of interest for usury purposes. Accordingly, we cannot assure you that the obligation to pay a yield maintenance charge or prepayment premium will be enforceable. Also, we cannot assure you that foreclosure proceeds will be sufficient to pay an enforceable yield maintenance charge or prepayment premium.

Additionally, although the collateral substitution provisions related to defeasance do not have the same effect on the certificateholders as prepayment, we cannot assure you that a court would not interpret those provisions as the equivalent of a yield maintenance charge or prepayment premium. In certain jurisdictions those collateral substitution provisions might therefore be deemed unenforceable or usurious under applicable law or public policy.

Risks Associated with One Action Rules

Several states (such as California) have laws that prohibit more than one "judicial action" to enforce a mortgage obligation, and some courts have construed the term "judicial action" broadly. Accordingly, the special servicer will be required to obtain advice of counsel prior to enforcing any of the issuing entity's rights under any of the mortgage loans that include mortgaged properties where a "one action" rule could be applicable. In the case of a multi property mortgage loan which is secured by mortgaged properties located in multiple states, the special servicer may be required to foreclose first on properties located in states where "one action" rules apply (and where non judicial foreclosure is permitted) before foreclosing on properties located in states where judicial foreclosure is the only permitted method of foreclosure. See "*Certain Legal Aspects of Mortgage Loans—Foreclosure*".

State Law Limitations on Assignments of Leases and Rents May Entail Risks

Generally mortgage loans included in an issuing entity secured by mortgaged properties that are subject to leases typically will be secured by an assignment of leases and rents pursuant to which the related borrower [(or with respect to any indemnity deed of trust structure, the related property owner)] assigns to the lender its right, title and interest as landlord under the leases of the related mortgaged

properties, and the income derived from those leases, as further security for the related mortgage loan, while retaining a license to collect rents for so long as there is no default. If the borrower defaults, the license terminates and the lender is entitled to collect rents. Some state laws may require that the lender take possession of the related property and obtain a judicial appointment of a receiver before becoming entitled to collect the rents. In addition, if bankruptcy or similar proceedings are commenced by or in respect of the borrower, the lender's ability to collect the rents may be adversely affected. See "*Certain Legal Aspects of Mortgage Loans—Leases and Rents*" and "*—Bankruptcy Laws*".

Various Other Laws Could Affect the Exercise of Lender's Rights

The laws of the jurisdictions in which the mortgaged properties are located (which laws may vary substantially) govern many of the legal aspects of the mortgage loans. These laws may affect the ability to foreclose on, and, in turn the ability to realize value from, the mortgaged properties securing the mortgage loans. For example, state law determines:

- what proceedings are required for foreclosure;

- whether the borrower and any foreclosed junior lienors may redeem the property and the conditions under which these rights of redemption may be exercised;

- whether and to what extent recourse to the borrower is permitted; and

- what rights junior mortgagees have and whether the amount of fees and interest that lenders may charge is limited.

In addition, the laws of some jurisdictions may render certain provisions of the mortgage loans unenforceable or subject to limitations which may affect lender's rights under the mortgage loans. Delays in liquidations of defaulted mortgage loans and shortfalls in amounts realized upon liquidation as a result of the application of these laws may create delays and shortfalls in payments to certificateholders. See "*Certain Legal Aspects of Mortgage Loans*".

[Risks of Anticipated Repayment Date Loans

Certain of the mortgage loans provide that, if after a certain date (referred to as the anticipated repayment date) the related borrower has not prepaid the mortgage loan in full, any principal outstanding after that anticipated repayment date will accrue interest at an increased interest rate rather than the stated mortgage loan rate. Generally, from and after the anticipated repayment date, cash flow in excess of that required for debt service, the funding of reserves and certain approved operating expenses with respect to the related mortgaged property will be applied toward the payment of principal (without payment of a yield maintenance charge) of the related mortgage loan until its principal balance has been reduced to zero. Although these provisions may create an incentive for the borrower to repay the mortgage loan in full on its anticipated repayment date, a substantial payment would be required and the borrower has no obligation to do so. While interest at the initial mortgage rate continues to accrue and be payable on a current basis on this mortgage loan after its anticipated repayment date, the payment of excess interest will be deferred and will be required to be paid only after the outstanding principal balance of the related mortgage loan has been paid in full, at which time the excess interest that has been deferred, to the extent actually collected, will be paid to the holders of the Class [__] certificates[, which are not offered by this prospectus]. See "*Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—ARD Loan*".]

Borrower May Be Unable To Repay Remaining Principal Balance on Maturity Date or Anticipated Repayment Date; Longer Amortization Schedules and Interest-Only Provisions Increase Risk

Mortgage loans with substantial remaining principal balances at their stated maturity date or anticipated repayment date, as applicable, involve greater risk than fully-amortizing mortgage loans. This is because the borrower may be unable to repay the mortgage loan at that time. In addition, fully

amortizing mortgage loans which may pay interest on an "actual/360" basis but have fixed monthly payments may, in effect, have a small balloon payment due at maturity or anticipated repayment date.

All of the mortgage loans have amortization schedules that are significantly longer than their respective terms to maturity or anticipated repayment date, as applicable, and many of the mortgage loans require only payments of interest for part or all of their respective terms. See "*Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Due Dates; Mortgage Rates; Calculations of Interest*". A longer amortization schedule or an interest-only provision in a mortgage loan will result in a higher amount of principal outstanding under the mortgage loan at any particular time, including at the maturity date of the mortgage loan, than would have otherwise been the case had a shorter amortization schedule been used or had the mortgage loan had a shorter interest-only period or not included an interest-only provision at all. That higher principal amount outstanding could both (i) make it more difficult for the related borrower to make the required balloon payment at maturity or anticipated repayment date and (ii) lead to increased losses for the issuing entity either during the loan term or at maturity or anticipated repayment date if the mortgage loan becomes a defaulted mortgage loan.

A borrower's ability to repay a mortgage loan on its stated maturity date or anticipated repayment date, as applicable, typically will depend upon its ability either to refinance the mortgage loan or to sell the mortgaged property at a price sufficient to permit repayment. A borrower's ability to achieve either of these goals will be affected by a number of factors, including:

- the availability of, and competition for, credit for commercial, multifamily or manufactured housing community real estate projects, which fluctuate over time;

- the prevailing interest rates;

- the net operating income generated by the mortgaged property;

- the fair market value of the related mortgaged property;

- the borrower's equity in the related mortgaged property;

- significant tenant rollover at the related mortgaged properties (see "*—Retail Properties Have Special Risks*" and "*—Office Properties Have Special Risks*" above);

- the borrower's financial condition;

- the operating history and occupancy level of the mortgaged property;

- reductions in applicable government assistance/rent subsidy programs;

- the tax laws; and

- prevailing general and regional economic conditions.

With respect to any mortgage loan that is part of a whole loan, the risks relating to balloon payment obligations are enhanced by the existence and amount of the related companion loans.

None of the sponsors, any party to the pooling and servicing agreement or any other person will be under any obligation to refinance any mortgage loan. However, in order to maximize recoveries on defaulted mortgage loans, the pooling and servicing agreement permits the special servicer (and each pooling and servicing agreement governing the servicing of a non-serviced whole loan may permit the related special servicer) to extend and modify mortgage loans in a manner consistent with the servicing standard, subject to the limitations described under "*Pooling and Servicing Agreement—Realization Upon Mortgage Loans*" and "*—Modifications, Waivers and Amendments*".]

Neither the master servicer nor the special servicer will have the ability to extend or modify a non-serviced mortgage loan because such mortgage loan is being serviced by a master servicer or special servicer pursuant to the pooling and servicing agreement governing the servicing of the applicable non-serviced whole loan. See "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan*".

We cannot assure you that any extension or modification will increase the present value of recoveries in a given case. Whether or not losses are ultimately sustained, any delay in collection of a balloon payment that would otherwise be distributable on your certificates, whether such delay is due to borrower default or to modification of the related mortgage loan, will likely extend the weighted average life of your certificates.

In any event, we cannot assure you that each borrower under a balloon loan will have the ability to repay the principal balance of such mortgage loan on the related maturity date or anticipated repayment date, as applicable.

See "*Description of the Mortgage Pool—Mortgage Pool Characteristics*".

[Risks Relating to Floating Rate Mortgage Loans]

[The mortgage loans that bear interest at a floating rate based on [LIBOR] or [___] will generally increase as interest rates rise. In contrast, income from the related mortgaged properties may not rise significantly as interest rates rise. Accordingly, the debt service coverage ratio of those mortgage loans will generally be adversely affected by rising interest rates, and the borrower's ability to make all payments due on such mortgage loans may be adversely affected.]

Risks Related to Ground Leases and Other Leasehold Interests

With respect to certain mortgaged properties, the encumbered interest will be characterized as a "fee interest" if (i) the borrower has a fee interest in all or substantially all of the mortgaged property (*provided* that if the borrower has a leasehold interest in any portion of the mortgaged property, such portion is not material to the use or operation of the mortgaged property), or (ii) the mortgage loan is secured by the borrower's leasehold interest in the mortgaged property as well as the borrower's (or other fee owner's) overlapping fee interest in the related mortgaged property.

Leasehold mortgage loans are subject to certain risks not associated with mortgage loans secured by a lien on the fee estate of the borrower. The most significant of these risks is that if the related borrower's leasehold were to be terminated upon a lease default, the lender would lose its security in the leasehold interest. Generally, each related ground lease or a lessor estoppel requires the lessor to give the lender notice of the borrower's defaults under the ground lease and an opportunity to cure them, permits the leasehold interest to be assigned to the lender or the purchaser at a foreclosure sale, in some cases only upon the consent of the lessor, and contains certain other protective provisions typically included in a "mortgageable" ground lease, although not all these protective provisions are included in each case.

Upon the bankruptcy of a lessor or a lessee under a ground lease, the debtor has the right to assume or reject the lease. If a debtor lessor rejects the lease, the lessee has the right pursuant to the Bankruptcy Code to treat such lease as terminated by rejection or remain in possession of its leased premises for the rent otherwise payable under the lease for the remaining term of the ground lease (including renewals) and to offset against such rent any damages incurred due to the landlord's failure to perform its obligations under the lease. If a debtor lessee/borrower rejects any or all of the lease, the leasehold lender could succeed to the lessee/borrower's position under the lease only if the lease specifically grants the lender such right. If both the lessor and the lessee/borrower are involved in bankruptcy proceedings, the issuing entity may be unable to enforce the bankrupt lessee/borrower's pre-petition agreement to refuse to treat a ground lease rejected by a bankrupt lessor as terminated. In such circumstances, a ground lease could be terminated notwithstanding lender protection provisions contained in the ground lease or in the mortgage.

Some of the ground leases securing the mortgage loans may provide that the ground rent payable under the related ground lease increases during the term of the mortgage loan. These increases may adversely affect the cash flow and net income of the related borrower.

A leasehold lender could lose its security unless (i) the leasehold lender holds a fee mortgage, (ii) the ground lease requires the lessor to enter into a new lease with the leasehold lender upon termination or rejection of the ground lease, or (iii) the bankruptcy court, as a court of equity, allows the leasehold lender to assume the ground lessee's obligations under the ground lease and succeed to the ground lessee's position. Although not directly covered by the 1994 Amendments to the Bankruptcy Code, such a result would be consistent with the purpose of the 1994 Amendments to the Bankruptcy Code granting the holders of leasehold mortgages permitted under the terms of the lease the right to succeed to the position of a leasehold mortgagor. Although consistent with the Bankruptcy Code, such position may not be adopted by the applicable bankruptcy court.

Further, in a decision by the United States Court of Appeals for the Seventh Circuit (*Precision Indus. v. Qualitech Steel SBQ, LLC*, 327 F.3d 537 (7th Cir. 2003)) the court ruled with respect to an unrecorded lease of real property that where a statutory sale of the fee interest in leased property occurs under the Bankruptcy Code upon the bankruptcy of a landlord, such sale terminates a lessee's possessory interest in the property, and the purchaser assumes title free and clear of any interest, including any leasehold estates. Pursuant to the Bankruptcy Code, a lessee may request the bankruptcy court to prohibit or condition the statutory sale of the property so as to provide adequate protection of the leasehold interest; however, the court ruled that this provision does not ensure continued possession of the property, but rather entitles the lessee to compensation for the value of its leasehold interest, typically from the sale proceeds. While there are certain circumstances under which a "free and clear" sale under the Bankruptcy Code would not be authorized (including that the lessee could not be compelled in a legal or equitable proceeding to accept a monetary satisfaction of his possessory interest, and that none of the other conditions of the Bankruptcy Code otherwise permits the sale), we cannot assure you that those circumstances would be present in any proposed sale of a leased premises. As a result, we cannot assure you that, in the event of a statutory sale of leased property pursuant to the Bankruptcy Code, the lessee will be able to maintain possession of the property under the ground lease. In addition, we cannot assure you that the lessee and/or the lender will be able to recoup the full value of the leasehold interest in bankruptcy court. Most of the ground leases contain standard protections typically obtained by securitization lenders. Certain of the ground leases with respect to a mortgage loan included in the issuing entity may not. See representation number 34 in "*Annex D-1—Mortgage Loan Representation and Warranties*" and the representation exceptions identified in "*Annex D-2—Exceptions to Mortgage Loan Representations and Warranties*".

Except as noted in this prospectus, each of the ground leases has a term that extends at least 20 years beyond the maturity date of the mortgage loan (taking into account all freely exercisable extension options) and contains customary mortgagee protection provisions, including notice and cure rights and the right to enter into a new lease with the applicable ground lessor in the event a ground lease is rejected or terminated.

With respect to certain of the mortgage loans, the related borrower may have given to certain lessors under the related ground lease a right of first refusal in the event a sale is contemplated or an option to purchase all or a portion of the mortgaged property and these provisions, if not waived, may impede the mortgagee's ability to sell the related mortgaged property at foreclosure or adversely affect the foreclosure process.

See "*Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws*".

[Leased Fee Properties Have Special Risks

Land subject to a ground lease presents special risks. In such cases, where the borrower owns the fee interest but not the related improvements, such borrower will only receive the rental income from the ground lease and not from the operation of any related improvements. Any default by the ground lessee would adversely affect the borrower's ability to make payments on the related mortgage loan. While

ground leases may contain certain restrictions on the use and operation of the related mortgaged property, the ground lessee generally enjoys the rights and privileges of a fee owner, including the right to construct, alter and remove improvements and fixtures from the land and to assign and sublet the ground leasehold interest. However, the borrower has the same risk of interruptions in cash flow if such ground lessee defaults under its lease as it would on another single tenant commercial property, without the control over the premises that it would ordinarily have as landlord. In addition, in the event of a condemnation, the borrower would only be entitled to an allocable share of the condemnation proceeds. Furthermore, the insurance requirements are often governed by the terms of the ground lease and, in some cases, certain tenants or subtenants may be allowed to self-insure. The ground lessee is commonly permitted to mortgage its ground leasehold interest, and the leasehold lender will often have notice and cure rights with respect to material defaults under the ground lease. In addition, leased fee interests are less frequently purchased and sold than other interests in commercial real property. It may be difficult for the issuing entity, if it became a foreclosing lender, to sell the fee interests if the tenant and its improvements remain on the land. In addition, if the improvements are nearing the end of their useful life, there could be a risk that the tenant defaults in lieu of performing any obligations it may otherwise have to raze the structure and return the land in raw form to the developer. Furthermore, leased fee interests are generally subject to the same risks associated with the property type of the ground lessee's use of the premises because that use is a source of revenue for the payment of ground rent.]

Increases in Real Estate Taxes May Reduce Available Funds

Certain of the mortgaged properties securing the mortgage loans have or may in the future have the benefit of reduced real estate taxes in connection with a local government "payment in lieu of taxes" program or other tax abatement arrangements. Upon expiration of such program or if such programs were otherwise terminated, the related borrower would be required to pay higher, and in some cases substantially higher, real estate taxes. Prior to expiration of such program, the tax benefit to the mortgaged property may decrease throughout the term of the expiration date until the expiration of such program. An increase in real estate taxes may impact the ability of the borrower to pay debt service on the mortgage loan.

See "*Description of the Mortgage Pool—Real Estate and Other Tax Considerations*" for descriptions of real estate tax matters relating to certain mortgaged properties.

State and Local Mortgage Recording Taxes May Apply Upon a Foreclosure or Deed in Lieu of Foreclosure and Reduce Net Proceeds

Many jurisdictions impose recording taxes on mortgages which, if not paid at the time of the recording of the mortgage, may impair the ability of the lender to foreclose the mortgage. Such taxes, interest, and penalties could be significant in amount and would, if imposed, reduce the net proceeds realized by the issuing entity in liquidating the real property securing the related mortgage loan.

[Risks Relating to Shari'ah Compliant Loans

Certain of the mortgage loans may be structured to comply with Islamic law (Shari'ah). The related borrower holds the fee interest in the mortgaged property and is owned by a U.S. division of the borrower sponsor. The related borrower has master leased the related mortgaged property to a master lessee, which is indirectly owned in part by certain investors of the Islamic faith. The rent payable pursuant to the applicable master lease is intended to cover the debt service payments required under the related mortgage loan, as well as reserve payments and any other sums due under the mortgage loan. By its terms, the master lease is expressly subordinate to the related mortgage loan.

There is a risk that in a bankruptcy case of a master lessee, the master lease could be recharacterized as a financing lease in connection with an acquisition of the mortgaged property by the master lessee. If such recharacterization occurred, the master lessee could be deemed to own the fee interest in the related mortgaged property and the master lease would be viewed as a loan. In Shari'ah compliant mortgage loans, the master lessee typically does not grant a leasehold mortgage to the lender. Therefore, there is a risk that if the master lease were recharacterized as a financing lease, the lender

could lose its mortgage on the property. To mitigate the effect of such recharacterization, (i) each master lessee has been formed and is obligated to continue as a single purpose entity, (ii) a bankruptcy by a master lessee is a "bad act" that would trigger guarantor liability under the recourse carveout guaranty for the related mortgage loan, (iii) the master lease is expressly subordinate to the related mortgage loan, and (iv) title insurance was obtained insuring that the related borrower is the fee owner of the related mortgaged property.]

Risks Related to Conflicts of Interest

Interests and Incentives of the Originators, the Sponsors and Their Affiliates May Not Be Aligned With Your Interests

The originators, the sponsors and their affiliates (including certain of the underwriters) expect to derive ancillary benefits from this offering and their respective incentives may not be aligned with those of purchasers of the offered certificates. The sponsors originated or purchased the mortgage loans in order to securitize the mortgage loans by means of a transaction such as the offering of the offered certificates. The sponsors will sell the mortgage loans to the depositor (an affiliate of German American Capital Corporation, one of the sponsors and originators, and of Deutsche Bank Securities Inc., one of the underwriters) on the closing date in exchange for cash, derived from the sale of the offered certificates to investors and/or in exchange for offered certificates. A completed offering would reduce the originators' exposure to the mortgage loans. The originators made the mortgage loans with a view toward securitizing them and distributing the exposure by means of a transaction such as this offering of offered certificates. In addition, certain mortgaged properties may have tenants that are affiliated with the related originator. See "*Description of the Mortgage Pool—Tenant Issues—Affiliated Leases*". This offering of offered certificates will effectively transfer the originators' exposure to the mortgage loans to purchasers of the offered certificates.

The originators, the sponsors and their affiliates expect to receive various benefits, including compensation, commissions, payments, rebates, remuneration and business opportunities, in connection with or as a result of this offering of offered certificates and their interests in the mortgage loans. The sponsors and their affiliates will effectively receive compensation, and may record a profit, in an amount based on, among other things, the amount of proceeds (net of transaction expenses) received from the sale of the offered certificates to investors relative to their investment in the mortgage loans. The benefits to the originators, the sponsors and their affiliates arising from the decision to securitize the mortgage loans may be greater than they would have been had other assets been selected.

Furthermore, the sponsors and/or their affiliates may benefit from a completed offering of the offered certificates because the offering would establish a market precedent and a valuation data point for securities similar to the offered certificates, thus enhancing the ability of the sponsors and their affiliates to conduct similar offerings in the future and permitting them to adjust the fair value of the mortgage loans or other similar assets or securities held on their balance sheet, including increasing the carrying value or avoiding decreasing the carrying value of some or all of such similar positions.

In some cases, the originators or their affiliates are the holders of the mezzanine loans and/or companion loans related to their mortgage loans. The originators and/or their respective affiliates may retain existing mezzanine loans and/or companion loans or originate future permitted mezzanine indebtedness with respect to the mortgage loans. These transactions may cause the originators and their affiliates or their clients or counterparties who purchase the mezzanine loans and/or companion loans, as applicable, to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the offered certificates. In addition, these transactions or actions taken to maintain, adjust or unwind any positions in the future, may, individually or in the aggregate, have a material effect on the market for the offered certificates (if any), including adversely affecting the value of the offered certificates, particularly in illiquid markets. The originators, the sponsors and their affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to such companion loans or any existing or future mezzanine loans, based on the potential effect on an investor in the offered certificates, and may receive substantial returns from these transactions. In addition, the originators, the sponsors or any of their respective affiliates may benefit from certain relationships, including financial

dealings, with any borrower, any non-recourse carveout guarantor or any of their respective affiliates, aside from the origination of mortgage loans or contribution of mortgage loans into this securitization. Conflicts may also arise because the sponsors and their respective affiliates intend to continue to actively acquire, develop, operate, finance and dispose of real estate-related assets in the ordinary course of their businesses. During the course of their business activities, the sponsors and their respective affiliates may acquire, sell or lease properties, or finance loans secured by properties, which may include the properties securing the mortgage loans or properties that are in the same markets as the mortgaged properties. Such other properties, similar to other third-party owned real estate, may compete with the mortgaged properties for existing and potential tenants. The sponsors may also, from time to time, be among the tenants at the mortgaged properties, and they should be expected to make occupancy-related decisions based on their self-interest and not that of the issuing entity. We cannot assure you that the activities of these parties with respect to such other properties will not adversely impact the performance of the mortgaged properties.

In addition, certain of the mortgage loans included in the issuing entity may have been refinancings of debt previously held by a sponsor, an originator or one of their respective affiliates, or a sponsor, an originator or one of their respective affiliates may have or have had equity investments in the borrowers or mortgaged properties under certain of the mortgage loans included in the issuing entity. Each of the sponsors, the originators and their respective affiliates have made and/or may make loans to, or equity investments in, affiliates of the borrowers under the related mortgage loans. In the circumstances described above, the interests of the sponsors, the originators and their respective affiliates may differ from, and compete with, the interests of the issuing entity.

Further, various originators, sponsors and their respective affiliates are acting in multiple capacities in or with respect to this transaction, which may include, without limitation, acting as one or more transaction parties or a subcontractor or vendor of such party, participating in or contracting for interim servicing and/or custodial services with certain transaction parties, providing warehouse financing to, or receiving warehouse financing from, certain other originators or sponsors prior to transfer of the related mortgage loans to the issuing entity, and/or conducting due diligence on behalf of an investor with respect to the mortgage loans prior to their transfer to the issuing entity.

For a description of certain of the foregoing relationships and arrangements that exist among the parties to this securitization, see "*Certain Affiliations, Relationships And Related Transactions Involving Transaction Parties*" and "*Transaction Parties*".

These roles and other potential relationships may give rise to conflicts of interest as described in "*—Interests and Incentives of the Underwriter Entities May Not Be Aligned With Your Interests*"",—*Potential Conflicts of Interest in the Selection of the Underlying Mortgage Loans*" and "*—Other Potential Conflicts of Interest May Affect Your Investment*" below. Each of the foregoing relationships and related interests should be considered carefully by you before you invest in any offered certificates.

Interests and Incentives of the Underwriter Entities May Not Be Aligned With Your Interests

The activities and interests of the underwriters and their respective affiliates (collectively, the "Underwriter Entities") will not align with, and may in fact be directly contrary to, those of the certificateholders. The Underwriter Entities are each part of separate global investment banking, securities and investment management firms that provide a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals. As such, they actively make markets in and trade financial instruments for their own account and for the accounts of customers. These financial instruments include debt and equity securities, currencies, commodities, bank loans, indices, baskets and other products. The Underwriter Entities' activities include, among other things, executing large block trades and taking long and short positions directly and indirectly, through derivative instruments or otherwise. The securities and instruments in which the Underwriter Entities take positions, or expect to take positions, include loans similar to the mortgage loans, securities and instruments similar to the offered certificates and other securities and instruments. Market making is an activity where the Underwriter Entities buy and sell on behalf of customers, or for their own account, to satisfy the expected demand of customers. By its nature,

market making involves facilitating transactions among market participants that have differing views of securities and instruments. Any short positions taken by the Underwriter Entities and/or their clients through marketing or otherwise will increase in value if the related securities or other instruments decrease in value, while positions taken by the Underwriter Entities and/or their clients in credit derivative or other derivative transactions with other parties, pursuant to which the Underwriter Entities and/or their clients sell or buy credit protection with respect to one or more classes of the offered certificates, may increase in value if the offered certificates default, are expected to default, or decrease in value.

The Underwriter Entities and their clients acting through them may execute such transactions, modify or terminate such derivative positions and otherwise act with respect to such transactions, and may exercise or enforce, or refrain from exercising or enforcing, any or all of their rights and powers in connection therewith, without regard to whether any such action might have an adverse effect on the offered certificates or the certificateholders. Additionally, none of the Underwriter Entities will have any obligation to disclose any of these securities or derivatives transactions to you in your capacity as a certificateholder. As a result, you should expect that the Underwriter Entities will take positions that are inconsistent with, or adverse to, the investment objectives of investors in the offered certificates.

As a result of the Underwriter Entities' various financial market activities, including acting as a research provider, investment advisor, market maker or principal investor, you should expect that personnel in various businesses throughout the Underwriter Entities will have and express research or investment views and make recommendations that are inconsistent with, or adverse to, the objectives of investors in the offered certificates.

If an Underwriter Entity becomes a holder of any of the certificates, through market-making activity or otherwise, any actions that it takes in its capacity as a certificateholder, including voting, providing consents or otherwise will not necessarily be aligned with the interests of other holders of the same class or other classes of the certificates. To the extent an Underwriter Entity makes a market in the certificates (which it is under no obligation to do), it would expect to receive income from the spreads between its bid and offer prices for the certificates. The price at which an Underwriter Entity may be willing to purchase certificates, if it makes a market, will depend on market conditions and other relevant factors and may be significantly lower than the issue price for the certificates and significantly lower than the price at which it may be willing to sell certificates.

In addition, none of the Underwriter Entities will have any obligation to monitor the performance of the certificates or the actions of the parties to the pooling and servicing agreement and will have no authority to advise any party to the pooling and servicing agreement or to direct their actions.

Furthermore, each Underwriter Entity expects that a completed offering will enhance its ability to assist clients and counterparties in the transaction or in related transactions (including assisting clients in additional purchases and sales of the certificates and hedging transactions). The Underwriter Entities expect to derive fees and other revenues from these transactions. In addition, participating in a successful offering and providing related services to clients may enhance the Underwriter Entities' relationships with various parties, facilitate additional business development, and enable them to obtain additional business and generate additional revenue.

The Underwriter Entities are playing several roles in this transaction. Deutsche Bank Securities Inc., one of the underwriters, is an affiliate of the depositor, and German American Capital Corporation, a sponsor and originator and warehouse lender to [_____]. See "*Transaction Parties—The Sponsors and Mortgage Loan Sellers*". Each of the foregoing relationships should be considered carefully by you before you invest in any certificates.

Potential Conflicts of Interest of the Master Servicer and the Special Servicer

The pooling and servicing agreement provides that the mortgage loans serviced thereunder are required to be administered in accordance with the servicing standard without regard to ownership of any certificate by the master servicer, the special servicer or any of their respective affiliates. See "*Pooling and Servicing Agreement—Servicing Standard*". Each pooling and servicing agreement governing the

servicing of a non-serviced whole loan provides that such non-serviced whole loan is required to be administered in accordance with a servicing standard that is generally similar to the servicing standard set forth in the pooling and servicing agreement. See "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan*".

Notwithstanding the foregoing, the master servicer, a sub-servicer, the special servicer or any of their respective affiliates and, as it relates to servicing and administration of a non-serviced mortgage loan, each applicable master servicer, sub-servicer, special servicer or any of their respective affiliates under the pooling and servicing agreement governing the servicing of a non-serviced whole loan, may have interests when dealing with the mortgage loans that are in conflict with those of holders of the certificates, especially if the master servicer, a sub-servicer, the special servicer or any of their respective affiliates holds certificates or securities relating to any of the applicable companion loans, or has financial interests in or financial dealings with a borrower or a borrower sponsor. Each of these relationships may create a conflict of interest. For instance, if the special servicer or its affiliate holds a subordinate class of certificates, the special servicer might seek to reduce the potential for losses allocable to those certificates from the mortgage loans by deferring acceleration in hope of maximizing future proceeds. However, that action could result in less proceeds to the issuing entity than would be realized if earlier action had been taken. In addition, no servicer is required to act in a manner more favorable to the offered certificates or any particular class of certificates than to the [SERIES DESIGNATION OF THIS TRANSACTION] non-offered certificates, any serviced companion loan holder or the holder of any serviced companion loan securities.

Each of the master servicer and the special servicer services and is expected to continue to service, in the ordinary course of its business, existing and new mortgage loans for third parties, including portfolios of mortgage loans similar to the mortgage loans. The real properties securing these other mortgage loans may be in the same markets as, and compete with, certain of the mortgaged properties securing the mortgage loans. Consequently, personnel of the master servicer or the special servicer, as applicable, may perform services, on behalf of the issuing entity, with respect to the mortgage loans at the same time as they are performing services, on behalf of other persons, with respect to other mortgage loans secured by properties that compete with the mortgaged properties securing the mortgage loans. In addition, the mortgage loan sellers will determine who will service mortgage loans that the mortgage loan sellers originate in the future, and that determination may be influenced by the mortgage loan seller's opinion of servicing decisions made by the master servicer or special servicer under the pooling and servicing agreement including, among their things, the manner in which the master servicer or special servicer enforces breaches of representations and warranties against the related mortgage loan seller. This may pose inherent conflicts for the master servicer or the special servicer.

The special servicer may enter into one or more arrangements with the directing certificateholder, a controlling class certificateholder, a serviced companion loan holder or other certificateholders (or an affiliate or a third party representative of one or more of the preceding parties) to provide for a discount and/or revenue sharing with respect to certain of the special servicer compensation in consideration of, among other things, the special servicer's appointment (or continuance) as special servicer under the pooling and servicing agreement and/or the related intercreditor agreement and limitations on the right of such person to replace the special servicer. See "—*Other Potential Conflicts of Interest May Affect Your Investment*" below.

Although the master servicer and the special servicer will be required to service and administer the mortgage loan pool in accordance with the servicing standard and, accordingly, without regard to their rights to receive compensation under the pooling and servicing agreement and without regard to any potential obligation to repurchase or substitute a mortgage loan if the master servicer or special servicer is a mortgage loan seller, the possibility of receiving additional servicing compensation in the nature of assumption and modification fees, the continuation of receiving fees to service or specially service a mortgage loan, or the desire to avoid a repurchase demand resulting from a breach of a representation and warranty or material document default may under certain circumstances provide the master servicer or the special servicer, as the case may be, with an economic disincentive to comply with this standard.

Each of the foregoing relationships should be considered carefully by you before you invest in any certificates.

Potential Conflicts of Interest of the Operating Advisor

[_____] has been appointed as the initial operating advisor with respect to all of the mortgage loans other than the non-serviced mortgage loans. See "*Transaction Parties—The Operating Advisor*". In the normal course of conducting its business, the initial operating advisor and its affiliates have rendered services to, performed surveillance of, and negotiated with, numerous parties engaged in activities related to structured finance and commercial mortgage securitization. These parties may have included the depositor, the sponsors, the mortgage loan sellers, the originators, the certificate administrator, the trustee, the master servicer, the special servicer or the directing certificateholder or affiliates of any of those parties. These relationships may continue in the future. Each of these relationships, to the extent they exist, may involve a conflict of interest with respect to the initial operating advisor's duties as operating advisor. We cannot assure you that the existence of these relationships and other relationships in the future will not impact the manner in which the initial operating advisor performs its duties under the pooling and servicing agreement.

[Although the initial operating advisor does not service mortgage loans or provide asset management services for owners of commercial mortgage loans, a successor operating advisor or its affiliates may have duties with respect to existing and new commercial and multifamily mortgage loans for itself, its affiliates or third parties, including portfolios of mortgage loans similar to the mortgage loans included in the issuing entity.] These other mortgage loans and the related mortgaged properties may be in the same markets as, or have owners, obligors or property managers in common with, one or more of the mortgage loans in the issuing entity and the related mortgaged properties. As a result of the investments and activities described above, the interests of any such successor operating advisor and its affiliates and their clients may differ from, and conflict with, the interests of the issuing entity. Consequently, personnel of any successor operating advisor may perform services, on behalf of the issuing entity, with respect to the mortgage loans at the same time as they are performing services, on behalf of other persons, with respect to other mortgage loans secured by properties that compete with the mortgaged properties securing the mortgage loans. Although the operating advisor is required to consider the servicing standard in connection with its activities under the pooling and servicing agreement, the operating advisor will not itself be bound by the servicing standard.

In addition, the operating advisor and its affiliates may have interests that are in conflict with those of certificateholders if the operating advisor or any of its affiliates has financial interests in or financial dealings with a borrower, a parent of a borrower or any of their affiliates. Each of these relationships may also create a conflict of interest.

Potential Conflicts of Interest of the Asset Representations Reviewer

[_____] has been appointed as the initial asset representations reviewer with respect to all of the mortgage loans other than the non-serviced mortgage loans. See "*Transaction Parties—The Asset Representations Reviewer*". In the normal course of conducting its business, the initial asset representations reviewer and its affiliates have rendered services to, performed surveillance of, and negotiated with, numerous parties engaged in activities related to structured finance and commercial mortgage securitization. These parties may have included the depositor, the sponsors, the mortgage loan sellers, the originators, the certificate administrator, the trustee, the master servicer, the special servicer or the directing certificateholder or affiliates of any of those parties. These relationships may continue in the future. Each of these relationships, to the extent they exist, may involve a conflict of interest with respect to the initial asset representations reviewer's duties as asset representations reviewer. We cannot assure you that the existence of these relationships and other relationships in the future will not impact the manner in which the initial asset representations reviewer performs its duties under the pooling and servicing agreement.

In addition, the asset representations reviewer and its affiliates may have interests that are in conflict with those of certificateholders if the asset representations reviewer or any of its affiliates has financial

interests in or financial dealings with a borrower, a parent of a borrower or any of their affiliates. Each of these relationships may also create a conflict of interest.

Potential Conflicts of Interest of the Directing Certificateholder and the Companion Loan Holders

It is expected that an entity affiliated with [_____] will be the initial directing certificateholder. The special servicer may, at the direction of the directing certificateholder (for so long as a Control Termination Event does not exist), take actions with respect to the specially serviced mortgage loans administered under the pooling and servicing agreement that could adversely affect the holders of some or all of the classes of certificates. The directing certificateholder will be controlled by the controlling class certificateholders.

The controlling class certificateholders and the holders of the companion loans or securities backed by such companion loans may have interests in conflict with those of the other certificateholders. As a result, it is possible that the directing certificateholder on behalf of the controlling class certificateholders (for so long as a Control Termination Event does not exist) or the directing certificateholder (or equivalent entity) under the pooling and servicing agreement governing the servicing of a non-serviced whole loan may direct the special servicer or the special servicer under such pooling and servicing agreement relating to the other securitization transaction, as the case may be, to take actions that conflict with the interests of holders of certain classes of the certificates. Set forth below is the identity of the initial directing certificateholder (or equivalent entity) for each *pari passu* whole loan, the expected securitization trust holding the controlling note in such whole loan and the pooling and servicing agreement under which it is expected to be serviced.

Whole Loan	Servicing Pooling and Servicing Agreement	Controlling Noteholder	Directing Certificateholder

The special servicer, upon consultation with a serviced companion loan holder or its representative, may take actions with respect to the related serviced whole loan that could adversely affect the holders of some or all of the classes of certificates, to the extent described under "*Description of the Mortgage Pool—The Whole Loans*". In connection with the *pari passu* whole loans serviced under the pooling and servicing agreement for this securitization, the serviced companion loan holders do not have any duties to the holders of any class of certificates, and they may have interests in conflict with those of the certificateholders. As a result, it is possible that a serviced companion loan holder (solely with respect to the related serviced whole loan) may advise the special servicer to take actions that conflict with the interests of holders of certain classes of the certificates. However, the special servicer is not permitted to take actions that are prohibited by law or violate the servicing standard or the terms of the mortgage loan documents. In addition, except as limited by certain conditions described under "*Pooling and Servicing Agreement—Termination of Servicer and Special Servicer for Cause—Servicer Termination Events*", the special servicer may be replaced by the directing certificateholder for cause at any time and without cause (for so long as a Control Termination Event does not exist). See "*Pooling and Servicing Agreement—The Directing Certificateholder*" and "*—Termination of Servicer and Special Servicer for Cause—Servicer Termination Events*".

Similarly, the applicable controlling class related to the securitization trust indicated in the chart above as the controlling noteholder has certain consent and/or consultation rights with respect to the non-serviced mortgage loans under the related pooling and servicing agreement governing the servicing of that related non-serviced whole loan and have similar conflicts of interest with the holders of other certificates backed by the companion loans. See "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan*".

The directing certificateholder and its affiliates (and the directing certificateholder (or equivalent entity) under the pooling and servicing agreement governing the servicing of a non-serviced whole loan and their respective affiliates) may have interests that are in conflict with those of certain certificateholders,

especially if the applicable directing certificateholder or any of its affiliates holds certificates or companion loan securities, or has financial interests in or other financial dealings (as lender or otherwise) with a borrower or an affiliate of a borrower. Each of these relationships may create a conflict of interest.

The special servicer, in connection with obtaining the consent of, or upon consultation with, the directing certificateholder or a serviced companion loan holder or its representative, may take actions with respect to the related serviced whole loan that could adversely affect the holders of some or all of the classes of certificates, to the extent described under "*Description of the Mortgage Pool—The Whole Loans*". In connection with the serviced whole loan, the serviced companion loan holder does not have any duties to the holders of any class of certificates, and it may have interests in conflict with those of the certificateholders. As a result, it is possible that the serviced companion loan holder may advise the applicable special servicer to take actions with respect to the related serviced whole loan that conflict with the interests of holders of certain classes of the certificates.

Potential Conflicts of Interest in the Selection of the Underlying Mortgage Loans

The anticipated initial investor in the Class [__], Class [__] and Class [__] certificates, which is referred to in this prospectus as the "B-piece buyer" (see "*Pooling and Servicing Agreement—The Directing Certificateholder—General*"), was given the opportunity by the sponsors to perform due diligence on the mortgage loans originally identified by the sponsors for inclusion in the issuing entity, and to request the [removal, re-sizing, decrease in the principal balance of the mortgage loan, reduction of the time during which the loan pays interest-only, increase in the amount of required reserves or change in the expected repayment dates] or other features of some or all of the mortgage loans. [The mortgage pool as originally proposed by the sponsors was adjusted based on certain of these requests.] In addition, the B-piece buyer [received or may receive price adjustments or cost mitigation arrangements in connection with accepting certain mortgage loans in the mortgage pool].

We cannot assure you that you or another investor would have made the same requests to modify the original pool as the B-piece buyer or that the final pool as influenced by the B-piece buyer's feedback will not adversely affect the performance of your certificates and benefit the performance of the B-piece buyer's certificates. Because of the differing subordination levels, the B-piece buyer has interests that may, in some circumstances, differ from those of purchasers of other classes of certificates, and may desire a portfolio composition that benefits the B-piece buyer but that does not benefit other investors. In addition, the B-piece buyer may enter into hedging or other transactions or otherwise have business objectives that also could cause its interests with respect to the mortgage pool to diverge from those of other purchasers of the certificates. The B-piece buyer performed due diligence solely for its own benefit and has no liability to any person or entity for conducting its due diligence. The B-piece buyer is not required to take into account the interests of any other investor in the certificates in exercising remedies or voting or other rights in its capacity as owner of its certificates or in making requests or recommendations to the sponsors as to the selection of the mortgage loans and the establishment of other transaction terms. Investors are not entitled to rely on in any way the B-piece buyer's acceptance of a mortgage loan. The B-piece buyer's acceptance of a mortgage loan does not constitute, and may not be construed as, an endorsement of such mortgage loan, the underwriting for such mortgage loan or the originator of such mortgage loan.

The B-piece buyer will have no liability to any certificateholder for any actions taken by it as described in the preceding two paragraphs.

The B-piece buyer, or an affiliate, will constitute the initial directing certificateholder. The directing certificateholder will have certain rights to direct and consult with the special servicer. In addition, the directing certificateholder will generally have certain consultation rights with regard to a non-serviced mortgage loan under the pooling and servicing agreement governing the servicing of such non-serviced whole loan and the related intercreditor agreement. See "*Pooling and Servicing Agreement—The Directing Certificateholder*" and "*Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan—Consultation and Control*".

Because the incentives and actions of the B-piece buyers may, in some circumstances, differ from or be adverse to those of purchasers of the offered certificates, you are advised and encouraged to make your own investment decision based on a careful review of the information set forth in this prospectus and your own view of the mortgage pool.

Conflicts of Interest May Occur as a Result of the Rights of the Applicable Directing Certificateholder To Terminate the Special Servicer of the Applicable Whole Loan

With respect to each whole loan, the directing certificateholder exercising control rights over that whole loan will be entitled, under certain circumstances, to remove the special servicer under the applicable pooling and servicing agreement governing the servicing of such whole loan and, in such circumstances, appoint a successor special servicer for such whole loan (or have certain consent rights with respect to such removal or replacement). The party with this appointment power may have special relationships or interests that conflict with those of the holders of one or more classes of certificates. In addition, that party does not have any duties to the holders of any class of certificates, may act solely in its own interests, and will have no liability to any certificateholders for having done so. No certificateholder may take any action against the directing certificateholder under the pooling and servicing agreement for this securitization or under any pooling and servicing agreement governing the servicing of a non-serviced whole loan, or against any other parties for having acted solely in their respective interests. See "*Description of the Mortgage Pool—The Whole Loans*" for a description of these rights to terminate the special servicer.

Other Potential Conflicts of Interest May Affect Your Investment

The managers of the mortgaged properties and the borrowers may experience conflicts in the management and/or ownership of the mortgaged properties because:

- a substantial number of the mortgaged properties are managed by property managers affiliated with the respective borrowers;

- these property managers also may manage and/or franchise additional properties, including properties that may compete with the mortgaged properties; and

- affiliates of the managers and/or the borrowers, or the managers and/or the borrowers themselves, also may own other properties, including competing properties.

None of the borrowers, property managers or any of their affiliates or any employees of the foregoing has any duty to favor the leasing of space in the mortgaged properties over the leasing of space in other properties, one or more of which may be adjacent to or near the mortgaged properties.

Each of the foregoing relationships should be considered carefully by you before you invest in any certificates.

Other Risks Relating to the Certificates

The Certificates Are Limited Obligations

The certificates, when issued, will only represent ownership interests in the issuing entity. The certificates will not represent an interest in or obligation of, and will not be guaranteed by, the sponsors, the depositor, or any other person. The primary assets of the issuing entity will be the mortgage loans, and distributions on any class of certificates will depend solely on the amount and timing of payments and other collections in respect of the mortgage loans. We cannot assure you that the cash flow from the mortgaged properties and the proceeds of any sale or refinancing of the mortgaged properties will be sufficient to pay the principal of, and interest on, the mortgage loans or to distribute in full the amounts of interest and principal to which the certificateholders will be entitled. See "*Description of the Certificates—General*".

The Certificates May Have Limited Liquidity and the Market Value of the Certificates May Decline

Your certificates will not be listed on any national securities exchange or traded on any automated quotation systems of any registered securities association, and there is currently no secondary market for your certificates. The underwriters have no obligation to make a market in the offered certificates. We cannot assure you that an active secondary market for the certificates will develop. Additionally, one or more investors may purchase substantial portions of one or more classes of certificates. Accordingly, you may not have an active or liquid secondary market for your certificates.

The market value of the certificates will also be influenced by the supply of and demand for CMBS generally. A number of factors will affect investors' demand for CMBS, including:

- the availability of alternative investments that offer higher yields or are perceived as being a better credit risk than CMBS, or as having a less volatile market value or being more liquid than CMBS;

- legal and other restrictions that prohibit a particular entity from investing in CMBS or limit the amount or types of CMBS that it may acquire or require it to maintain increased capital or reserves as a result of its investment in CMBS;

- increased regulatory compliance burdens imposed on CMBS or securitizations generally, or on classes of securitizers, that may make securitization a less attractive financing option for commercial mortgage loans; and

- investors' perceptions of commercial real estate lending or CMBS, which may be adversely affected by, among other things, a decline in real estate values or an increase in defaults and foreclosures on commercial mortgage loans.

We cannot assure you that your certificates will not decline in value.

Legal and Regulatory Provisions Affecting Investors Could Adversely Affect the Liquidity of the Offered Certificates

We make no representation as to the proper characterization of the offered certificates for legal investment, financial institution regulatory, financial reporting or other purposes, as to the ability of particular investors to purchase the offered certificates under applicable legal investment or other restrictions or as to the consequences of an investment in the offered certificates for such purposes or under such restrictions. We note that regulatory or legislative provisions applicable to certain investors may have the effect of limiting or restricting their ability to hold or acquire CMBS, which in turn may adversely affect the ability of investors in the offered certificates who are not subject to those provisions to resell their certificates in the secondary market. For example:

- Effective January 1, 2014, EU Regulation 575/2013 (the "CRR") imposes on European Economic Area ("EEA") credit institutions and investment firms investing in securitizations issued on or after January 1, 2011, or in securitizations issued prior to that date where new assets are added or substituted after December 31, 2014: (a) a requirement (the "Retention Requirement") that the originator, sponsor or original lender of such securitization has explicitly disclosed that it will retain, on an ongoing basis, a material net economic interest which, in any event, may not be less than 5%; and (b) a requirement (the "Due Diligence Requirement") that the investing credit institution or investment firm has undertaken certain due diligence in respect of the securitization and the underlying exposures and has established procedures for monitoring them on an ongoing basis.

  National regulators in EEA member states impose penal risk weights on securitization investments in respect of which the Retention Requirement or the Due Diligence Requirement has not been satisfied in any material respect by reason of the negligence or omission of the investing credit institution or investment firm.

If the Retention Requirement or the Due Diligence Requirement is not satisfied in respect of a securitization investment held by a non-EEA subsidiary of an EEA credit institution or investment firm then an additional risk weight may be applied to such securitization investment when taken into account on a consolidated basis at the level of the EEA credit institution or investment firm.

Requirements similar to the Retention Requirement and the Due Diligence Requirement (the "Similar Requirements"): (i) apply to investments in securitizations by investment funds managed by EEA investment managers subject to EU Directive 2011/61/EU; and (ii) subject to the adoption of certain secondary legislation, will apply to investments in securitizations by EEA insurance and reinsurance undertakings and by EEA undertakings for collective investment in transferable securities.

None of the sponsors, the depositor or the issuing entity intends to retain a material net economic interest in the securitization constituted by the issue of the offered certificates in accordance with the Retention Requirement or to take any other action which may be required by EEA-regulated investors for the purposes of their compliance with the Retention Requirement, the Due Diligence Requirement or Similar Requirements. Consequently, the offered certificates are not a suitable investment for EEA-credit institutions, investment firms or the other types of EEA regulated investors mentioned above. As a result, the price and liquidity of the offered certificates in the secondary market may be adversely affected. EEA-regulated investors are encouraged to consult with their own investment and legal advisors regarding the suitability of the offered certificates for investment.

- The Dodd Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") enacted in the United States requires that federal banking agencies amend their regulations to remove reference to or reliance on credit agency ratings, including, but not limited to, those found in the federal banking agencies' risk-based capital regulations. New capital regulations were issued by the banking regulators in July 2013 and began phasing in on January 1, 2014; these regulations implement the increased capital requirements established under the Basel Accord. These new capital regulations eliminate reliance on credit ratings and otherwise alter, and in most cases increase, the capital requirements imposed on depository institutions and their holding companies, including with respect to ownership of asset-backed securities such as CMBS. As a result of these regulations, investments in CMBS like the certificates by institutions subject to the risk based capital regulations may result in greater capital charges to these financial institutions and these new regulations may otherwise adversely affect the treatment of CMBS for their regulatory capital purposes.

- The issuing entity will be relying on an exclusion or exemption under the Investment Company Act contained in Section 3(c)(5) of the Investment Company Act or Rule 3a-7 under the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a "covered fund" for purposes of the regulations adopted to implement Section 619 of the Dodd-Frank Act (such statutory provision together with such implementing regulations, the "Volcker Rule"). The Volcker Rule generally prohibits "banking entities" (which is broadly defined to include U.S. banks and bank holding companies and many non-U.S. banking entities, together with their respective subsidiaries and other affiliates) from (i) engaging in proprietary trading, (ii) acquiring or retaining an ownership interest in or sponsoring a "covered fund" and (iii) entering into certain relationships with such funds. The Volcker Rule became effective on July 21, 2012, and final regulations implementing the Volcker Rule were adopted on December 10, 2013 and became effective on April 1, 2014. Conformance with the Volcker Rule and its implementing regulations is required by July 21, 2015 (subject to the possibility of up to two one-year extensions). In the interim, banking entities must make good faith efforts to conform their activities and investments to the Volcker Rule. Under the Volcker Rule, unless otherwise jointly determined otherwise by specified federal regulators, a "covered fund" does not include an issuer that may rely on an exclusion or exemption from the definition of "investment company" under the Investment Company Act other than the exclusions contained in Section 3(c)(1) and Section 3(c)(7) of the Investment Company

Act. The general effects of the Volcker Rule remain uncertain. Any prospective investor in the certificates, including a U.S. or foreign bank or a subsidiary or other affiliate thereof, should consult its own legal advisors regarding such matters and other effects of the Volcker Rule.

- Financial accounting principles could under certain circumstances require an investor or its owner generally to consolidate the assets of the issuing entity in its financial statements and record third parties' investments in the issuing entity as liabilities of that investor or owner or could otherwise adversely affect the manner in which the investor or its owner must report an investment in CMBS for financial reporting purposes.

- For purposes of the Secondary Mortgage Market Enhancement Act of 1984, as amended, [no] class of offered certificates will constitute "mortgage related securities".

Accordingly, all investors whose investment activities are subject to legal investment laws and regulations, regulatory capital requirements, or review by regulatory authorities should consult with their own legal, accounting and other advisors in determining whether, and to what extent, the offered certificates will constitute legal investments for them or are subject to investment or other restrictions, unfavorable accounting treatment, capital charges or reserve requirements. See "*Legal Investment*".

Nationally Recognized Statistical Rating Organizations May Assign Different Ratings to the Certificates; Ratings of the Certificates Reflect Only the Views of the Applicable Rating Agencies as of the Dates Such Ratings Were Issued; Ratings May Affect ERISA Eligibility; Ratings May Be Downgraded

Ratings assigned to the offered certificates by the nationally recognized statistical rating organizations engaged by the depositor:

- are based on, among other things, the economic characteristics of the mortgaged properties and other relevant structural features of the transaction;

- do not represent any assessment of the yield to maturity that a certificateholder may experience;

- reflect only the views of the respective rating agencies as of the date such ratings were issued;

- may be reviewed, revised, suspended, downgraded, qualified or withdrawn entirely by the applicable rating agency as a result of changes in or unavailability of information;

- may have been determined based on criteria that included an analysis of historical mortgage loan data that may not reflect future experience;

- may reflect assumptions by such rating agencies regarding performance of the mortgage loans that are not accurate, as evidenced by the significant amount of downgrades, qualifications and withdrawals of ratings assigned to previously issued CMBS by the hired rating agencies and other nationally recognized statistical rating organizations during the recent credit crisis; and

- do not consider to what extent the offered certificates will be subject to prepayment or that the outstanding principal amount of any class of offered certificates will be prepaid.

In addition, the rating of any class of offered certificates below an investment grade rating by any nationally recognized statistical rating organization, whether upon initial issuance of such class of certificates or as a result of a ratings downgrade, could adversely affect the ability of an employee benefit plan or other investor to purchase or retain those offered certificates. See "*Certain ERISA Considerations*" and "*Legal Investment*".

Nationally recognized statistical rating organizations that were not engaged by the depositor to rate the offered certificates may nevertheless issue unsolicited credit ratings on one or more classes of offered certificates, relying on information they receive pursuant to Rule 17g-5 under the Securities Exchange Act

of 1934, as amended, or otherwise. If any such unsolicited ratings are issued, we cannot assure you that they will not be different from any ratings assigned by a rating agency engaged by the depositor. The issuance of unsolicited ratings by any nationally recognized statistical rating organization on a class of the offered certificates that are lower than ratings assigned by a rating agency engaged by the depositor may adversely impact the liquidity, market value and regulatory characteristics of that class.

As part of the process of obtaining ratings for the offered certificates, the depositor had initial discussions with and submitted certain materials to [___] nationally recognized statistical rating organizations. Based on preliminary feedback from those nationally recognized statistical rating organizations at that time, the depositor selected [___] of those nationally recognized statistical rating organizations to rate certain classes of the certificates and not the other nationally recognized statistical rating organizations, due in part to their initial subordination levels for the various classes of the certificates. If the depositor had selected the other nationally recognized statistical rating organizations to rate the certificates, we cannot assure you that the ratings such other nationally recognized statistical rating organizations would have assigned to the certificates would not have been lower than the ratings assigned by the nationally recognized statistical rating organizations engaged by the depositor. [Further, in the case of [one] nationally recognized statistical rating organization engaged by the depositor, the depositor only requested ratings for certain classes of rated certificates, due in part to the initial subordination levels provided by such nationally recognized statistical rating organization for the classes of certificates. If the depositor had selected such nationally recognized statistical rating organization to rate those other classes of rated certificates not rated by it, its ratings of those other certificates may have been different, and potentially lower, than those ratings ultimately assigned to those certificates by the other nationally recognized statistical rating organizations engaged to rate such certificates. In addition, the decision not to engage one or more other rating agencies in the rating of certain classes of certificates to be issued in connection with this transaction may negatively impact the liquidity, market value and regulatory characteristics of those classes of certificates. Although unsolicited ratings may be issued by any nationally recognized statistical rating organization, a nationally recognized statistical rating organization might be more likely to issue an unsolicited rating if it was not selected after having provided preliminary feedback to the depositor. Neither the depositor nor any other person or entity will have any duty to notify you if any other nationally recognized statistical rating organization issues, or delivers notice of its intention to issue, consolidated ratings on one or more classes of certificates after the date of this prospectus.

Furthermore, the Securities and Exchange Commission may determine that any or all of the rating agencies engaged by the depositor to rate the certificates no longer qualifies as a nationally recognized statistical rating organization, or is no longer qualified to rate the certificates or may no longer rate similar securities for a limited period as a result of an enforcement action, and that determination may also have an adverse effect on the liquidity, market value and regulatory characteristics of the offered certificates. To the extent that the provisions of any mortgage loan or the pooling and servicing agreement condition any action, event or circumstance on the delivery of a rating agency confirmation, the pooling and servicing agreement will require delivery or deemed delivery of a rating agency confirmation only from the rating agencies engaged by the depositor to rate the certificates [or, in the case of a serviced whole loan, any related companion loan securities].

We are not obligated to maintain any particular rating with respect to the certificates, and the ratings initially assigned to the certificates by any or all of the rating agencies engaged by the depositor to rate the certificates could change adversely as a result of changes affecting, among other things, the mortgage loans, the mortgaged properties, the parties to the pooling and servicing agreement, or as a result of changes to ratings criteria employed by any or all of the rating agencies engaged by the depositor to rate the certificates. Although these changes would not necessarily be or result from an event of default on any mortgage loan, any adverse change to the ratings of the offered certificates would likely have an adverse effect on the market value, liquidity and/or regulatory characteristics of those certificates.

Further, certain actions provided for in loan agreements may require a rating agency confirmation be obtained from the rating agencies engaged by the depositor to rate the certificates [and, in the case of a serviced whole loan, any companion loan securities] as a precondition to taking such action. In certain

circumstances, this condition may be deemed to have been met or waived without such a rating agency confirmation being obtained. In the event such an action is taken without a rating agency confirmation being obtained, we cannot assure you that the applicable rating agency will not downgrade, qualify or withdraw its ratings as a result of the taking of such action. See "*Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—'Due-On-Sale' and 'Due-On-Encumbrance' Provisions*", "*Pooling and Servicing Agreement—Rating Agency Confirmations*" and "*Ratings*" for additional considerations regarding the ratings, including a description of the process of obtaining confirmations of ratings for the offered certificates.

Your Yield May Be Affected by Defaults, Prepayments and Other Factors

<u>General.</u> The yield to maturity on each class of offered certificates will depend in part on the following:

- the purchase price for the certificates;

- the rate and timing of principal payments on the mortgage loans (both voluntary and involuntary), and the allocation of principal prepayments to the respective classes of offered certificates with certificate balances; and

- the allocation of shortfalls and losses on the mortgage loans to the respective classes of offered certificates.

For this purpose, principal payments include voluntary and involuntary prepayments, such as prepayments resulting from the application of loan reserves, property releases, casualty or condemnation, defaults and liquidations as well as principal payments resulting from repurchases due to material breaches of representations and warranties or material document defects or purchases by a companion loan holder or mezzanine lender (if any) pursuant to a purchase option or sales of defaulted mortgage loans.

Any changes in the weighted average lives of your certificates may adversely affect your yield. In general, if you buy a certificate at a premium, and principal distributions occur faster than expected, your actual yield to maturity will be lower than expected. If principal distributions are very high, holders of certificates purchased at a premium might not fully recover their initial investment. Conversely, if you buy a certificate at a discount and principal distributions occur more slowly than expected, your actual yield to maturity will be lower than expected.

Prepayments resulting in a shortening of weighted average lives of your certificates may be made at a time of low interest rates when you may be unable to reinvest the resulting payment of principal on your certificates at a rate comparable to the effective yield anticipated by you in making your investment in the certificates, while delays and extensions resulting in a lengthening of those weighted average lives may occur at a time of high interest rates when you may have been able to reinvest principal payments that would otherwise have been received by you at higher rates.

In addition, the extent to which prepayments on the mortgage loans in the issuing entity ultimately affect the weighted average life of the certificates will depend on the terms of the certificates, more particularly:

- a class of certificates that entitles the holders of those certificates to a disproportionately larger share of the prepayments on the mortgage loans increases the "call risk" or the likelihood of early retirement of that class if the rate of prepayment is relatively fast; and

- a class of certificates that entitles the holders of the certificates to a disproportionately smaller share of the prepayments on the mortgage loans increases the likelihood of "extension risk" or an extended average life of that class if the rate of prepayment is relatively slow.

The Timing of Prepayments and Repurchases May Change Your Anticipated Yield. The rate at which voluntary prepayments occur on the mortgage loans will be affected by a variety of factors, including:

- the terms of the mortgage loans, including, the length of any prepayment lockout period and the applicable yield maintenance charges and prepayment premiums and the extent to which the related mortgage loan terms may be practically enforced;

- the level of prevailing interest rates;

- the availability of credit for commercial real estate;

- the master servicer's or special servicer's ability to enforce yield maintenance charges and prepayment premiums;

- the failure to meet certain requirements for the release of escrows;

- the occurrence of casualties or natural disasters; and

- economic, demographic, tax, legal or other factors.

Although a yield maintenance charge or other prepayment premium provision of a mortgage loan is intended to create an economic disincentive for a borrower to prepay voluntarily a mortgage loan, we cannot assure you that mortgage loans that have such provisions will not prepay.

The extent to which the master servicer or the special servicer, if any, forecloses upon, takes title to and disposes of any mortgaged property related to a mortgage loan or sells defaulted mortgage loans will affect the weighted average lives of your certificates. If the master servicer or the special servicer, if any, forecloses upon a significant number of the related mortgage loans, and depending upon the amount and timing of recoveries from the related mortgaged properties or sells defaulted mortgage loans, your certificates may have a shorter weighted average life.

Delays in liquidations of defaulted mortgage loans and modifications extending the maturity of mortgage loans will tend to delay the payment of principal on the mortgage loans. The ability of the related borrower to make any required balloon payment typically will depend upon its ability either to refinance the mortgage loan or to sell the related mortgaged property. A significant number of the mortgage loans require balloon payments at maturity or anticipated repayment date and there is a risk that a number of those mortgage loans may default at maturity or anticipated repayment date, or that the master servicer or the special servicer, if any, may extend the maturity of a number of those mortgage loans in connection with workouts. We cannot assure you as to the borrowers' abilities to make mortgage loan payments on a full and timely basis, including any balloon payments at maturity or anticipated repayment date. Bankruptcy of the borrower or adverse conditions in the market where the mortgaged property is located may, among other things, delay the recovery of proceeds in the case of defaults. Losses on the mortgage loans due to uninsured risks or insufficient hazard insurance proceeds may create shortfalls in distributions to certificateholders. Any required indemnification of a party to the pooling and servicing agreement in connection with legal actions relating to the issuing entity, the related agreements or the certificates may also result in shortfalls.

See "–*Risks Relating to the Mortgage Loan—Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions*" above and "*Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Prepayment Protections and Certain Involuntary Prepayments*".

In addition, if a sponsor repurchases a mortgage loan from the issuing entity due to a material breach of one or more of its representations or warranties or a material document defect, the repurchase price paid will be passed through to the holders of the certificates with the same effect as if the mortgage loan had been prepaid in part or in full, and no yield maintenance charge or other prepayment premium would be payable. Additionally, any mezzanine lender (if any) [the holder of a subordinate companion loan or, in

the case of a trust subordinate companion loan, the directing certificateholder for the [LOAN-SPECIFIC CLASS] certificates] may have the option to purchase the related mortgage loan after certain defaults, and the purchase price may not include any yield maintenance charges or prepayment premiums. As a result of such a repurchase or purchase, investors in the [INTEREST-ONLY CLASSES] certificates and any other certificates purchased at a premium might not fully recoup their initial investment. A repurchase, a prepayment or the exercise of a purchase option may adversely affect the yield to maturity on your certificates. In this respect, see "*Description of the Mortgage Loan Purchase Agreements*" and "*Pooling and Servicing Agreement—Realization Upon Mortgage Loans*".

The certificates with notional amounts will not be entitled to distributions of principal but instead will accrue interest on their respective notional amounts. Because the notional amount of the certificates indicated in the table below is based upon the outstanding certificate balances of the related class of certificates and the trust components, the yield to maturity on the indicated certificates will be extremely sensitive to the rate and timing of prepayments of principal, liquidations and principal losses on the mortgage loans to the extent allocated to the related certificates and the trust components.

Interest-Only Class of Certificates	Underlying Class or Trust Components

A rapid rate of principal prepayments, liquidations and/or principal losses on the mortgage loans could result in the failure to recoup the initial investment in the [INTEREST-ONLY CLASS] and/or [INTEREST-ONLY CLASS] certificates. Investors in the [INTEREST-ONLY CLASSES] certificates should fully consider the associated risks, including the risk that an extremely rapid rate of amortization, prepayment or other liquidation of the Mortgage Loans could result in the failure of such investors to recoup fully their initial investments. The yield to maturity of the certificates with notional amounts may be adversely affected by the prepayment of mortgage loans with higher net mortgage loan rates. See "*Yield and Maturity Considerations—Yield on the Certificates with Notional Amounts*".

[Your Yield May Be Adversely Affected By Prepayments Resulting From Earnout Reserves. With respect to certain mortgage loans, earnout escrows may have been established at origination, which funds may be released to the related borrower upon satisfaction of certain conditions. If such conditions with respect to any such mortgage loan are not satisfied, the amounts reserved in such escrows [may be][are required to be] applied to the payment of the mortgage loan, which would have the same effect on the offered certificates as a prepayment of the mortgage loan, except that such application of funds would not be accompanied by any prepayment premium or yield maintenance charge. See Annex A-1. The pooling and servicing agreement will provide that unless required by the mortgage loan documents, the master servicer will not apply such amounts as a prepayment if no event of default has occurred.]

Losses and Shortfalls May Change Your Anticipated Yield. If losses on the mortgage loans exceed the aggregate certificate balance of the classes of certificates subordinated to a particular class, that class will suffer a loss equal to the full amount of the excess (up to the outstanding certificate balance of that class). Even if losses on the mortgage loans are not borne by your certificates, those losses may affect the weighted average life and yield to maturity of your certificates.

For example, certain shortfalls in interest as a result of involuntary prepayments may reduce the funds available to make payments on your certificates. In addition, if the master servicer, the special servicer or the trustee reimburses itself (or a master servicer, special servicer, trustee or other party to a pooling and servicing agreement governing the servicing of the non-serviced whole loan) out of general collections on the mortgage loans included in the issuing entity for any advance that it (or any such other party) has determined is not recoverable out of collections on the related mortgage loan, then to the extent that this reimbursement is made from collections of principal on the mortgage loans in the issuing

entity, that reimbursement will reduce the amount of principal available to be distributed on the certificates and will result in a reduction of the certificate balance (or notional amount) of a class of certificates. See "*Description of the Certificates—Distributions*". Likewise, if the master servicer or the trustee reimburses itself out of principal collections on the mortgage loans for any workout-delayed reimbursement amounts, that reimbursement will reduce the amount of principal available to be distributed on the certificates on that distribution date. This reimbursement would have the effect of reducing current payments of principal on the offered certificates (other than the certificates and the Class R certificates with notional amounts) and extending the weighted average lives of the offered certificates with certificate balances. See "*Description of the Certificates—Distributions*".

In addition, to the extent losses are realized on the mortgage loans, first the Class [__] certificates, then the Class [__] certificates, then the Class [__] certificates, then the Class [__] certificates, then the Class [__] certificates, then the Class [A] trust component (and correspondingly, the Class [A] certificates and the Class [PEZ] certificates, *pro rata* based on their respective percentage interests in the Class [A] trust component), then the Class [B] trust component (and correspondingly, the Class [B] certificates and the Class [PEZ] certificates, *pro rata* based on their respective percentage interests Class [B] trust component), then the Class [C] trust component (and correspondingly, the Class [C] certificates and the Class [PEZ] certificates, *pro rata* based on their respective percentage interests in the Class [C] trust component) and, then *pro rata*, the Class [__] and Class [__] certificates, based on their respective certificate balances, will bear such losses up to an amount equal to the respective outstanding certificate balance of that class. A reduction in the certificate balance of the Class [__] or Class [__] certificates or the Class [A], Class [B], and Class [C] trust components will result in a corresponding reduction in the notional amount of the [INTEREST-ONLY CLASS] certificates. A reduction in the certificate balance of the Class [A], Class [B], and Class [C] trust components will result in a corresponding reduction in the notional amount of the [INTEREST-ONLY CLASS] certificates. We make no representation as to the anticipated rate or timing of prepayments (voluntary or involuntary) or rate, timing or amount of liquidations or losses on the mortgage loans or as to the anticipated yield to maturity of any such offered certificate. See "*Yield and Maturity Considerations*".

The exchangeable certificates will be subject to a realized loss or shortfall on the Class [A], Class [B], and Class [C] trust components to the extent of their percentage interest in such trust component. See "*Description of the Certificates—Distributions*".

Risk of Early Termination. The issuing entity is subject to optional termination under certain circumstances. See "*Pooling and Servicing Agreement—Termination; Retirement of Certificates*". In the event of this termination, you might receive some principal payments earlier than otherwise expected, which could adversely affect your anticipated yield to maturity.

There Are Risks Relating to the Exchangeable Certificates

The characteristics of the Class [PEZ] certificates will reflect, in the aggregate, the characteristics of the Class [A], Class [B], and Class [C] certificates. As a result, the Class [PEZ] certificates will be subject to the same risks as the Class [A], Class [B], and Class [C] certificates described in this prospectus. Investors are also encouraged to consider a number of factors that will limit a certificateholder's ability to exchange exchangeable certificates:

- At the time of a proposed exchange, a certificateholder must own exchangeable certificates in the requisite exchangeable proportion to make the desired exchange (as described under "*Description of the Certificates—Exchanges of Exchangeable Certificates*").

- A certificateholder that does not own exchangeable certificates in the requisite exchangeable proportion may be unable to obtain the necessary exchangeable certificates or may be able only to exchange the portion (if any) of its exchangeable certificates that represents an exchangeable proportion. Another certificateholder may refuse to sell its certificates at a reasonable (or any) price or may be unable to sell them, or certificates may have been purchased or placed into other financial structures and thus may be unavailable. Such circumstances may prevent you from obtaining exchangeable certificates in the proportions necessary to effect an exchange.

- Exchanges will no longer be permitted following the date when the then-current principal balance of the Class [A], Class [B], and Class [C] trust components (and, correspondingly, to the extent evidencing an interest in the Class [A], Class [B], and Class [C] trust components, the Class [PEZ] certificates and the applicable component of the Class [A], Class [B] or Class [C] certificates) is reduced to zero as a result of the payment in full of all interest and principal on that trust component.

- Certificates may only be held in authorized denominations.

Subordination of the Subordinated Certificates and Class [PEZ] Certificates Will Affect the Timing of Distributions and the Application of Losses on the Subordinated Certificates and Class [PEZ] Certificates

As described in this prospectus, the rights of the holders of [IDENTIFY SUBORDINATED CLASSES] certificates, and the Class [PEZ] certificates in respect of its various trust components, to receive payments of principal and interest otherwise payable on their certificates will be subordinated to such rights of the holders of the more senior certificates having an earlier alphabetical or alphanumeric class designation or trust components.

[If you acquire Class [A], Class [B], Class [C] or Class [PEZ] certificates, then your rights to receive distributions of amounts collected or advanced on or in respect of the mortgage loans will be subordinated to those of the holders of the [SENIOR CLASSES] certificates. [Describe subordination of Exchangeable Certificates]

As a result, investors in those classes of certificates that are subordinated in whole or part to other classes of certificates will generally bear the effects of losses on the mortgage loans and unreimbursed expenses of the issuing entity before the holders of those other classes of certificates. See "*Description of the Certificates—Distributions*" and *"—Subordination; Allocation of Realized Losses*".

[Pro Rata Allocation of Principal Between and Among the Subordinate Companion Loan and the Related Mortgage Loan Prior to a Material Mortgage Loan Event Default.

With respect to a mortgage loan that is part of a whole loan with a subordinate companion loan, prior to the occurrence and continuance of a material mortgage loan event of default, any collections of scheduled principal payments and other unscheduled principal payments with respect to the related whole loan [(including any prepayment in connection with a release of a mortgaged property)] received from the related borrower will generally be allocated to such mortgage loan and the subordinate companion loan on a *pro rata* basis. Such *pro rata* distributions of principal will have the effect of reducing the total dollar amount of subordination provided to the offered certificates by the subordinate companion loan (including the loan specific certificates related to the trust subordinate companion loan).]

Your Lack of Control Over the Issuing Entity and the Mortgage Loans Can Impact Your Investment

You Have Limited Voting Rights. Except as described in this prospectus, you and other certificateholders generally do not have a right to vote and do not have the right to make decisions with respect to the administration of the issuing entity and the mortgage loans. With respect to mortgage loans (other than mortgage loan that will be serviced under a separate pooling and servicing agreement), those decisions are generally made, subject to the express terms of the pooling and servicing agreement for this transaction, by the master servicer, the special servicer, the trustee or the certificate administrator, as applicable, subject to any rights of the directing certificateholder under the pooling and servicing agreement for this transaction and the rights of the holders of the related companion loans and mezzanine debt under the related intercreditor agreement. With respect to the non-serviced mortgage loans, you will generally not have any right to vote or make decisions with respect the non-serviced mortgage loans, and those decisions will generally be made by the master servicer or the special servicer under the pooling and servicing agreement governing the servicing of the related non-serviced mortgage loan and the related companion loan, subject to the rights of the directing certificateholder appointed under such pooling and servicing agreement. See "*Pooling and Servicing Agreement"* and *"Description of*

the Mortgage Pool—The Whole Loans". In particular, with respect to the risks relating to a modification of a mortgage loan, see "*—Risks Relating to Modifications of the Mortgage Loans*" below.

In certain limited circumstances where certificateholders have the right to vote on matters affecting the issuing entity, in some cases, these votes are by certificateholders taken as a whole and in others the vote is by class. In all cases voting is based on the outstanding certificate balance, which is reduced by realized losses. In certain cases with respect to the termination of the special servicer and the operating advisor, certain voting rights will also be reduced by appraisal reductions, as described below. These limitations on voting could adversely affect your ability to protect your interests with respect to matters voted on by certificateholders. See "*Description of the Certificates—Voting Rights*". You will have no rights to vote on any servicing matters related to the mortgage loans that will be serviced under a pooling and servicing agreement governing the servicing of a non-serviced whole loan.

The Rights of the Directing Certificateholder and the Operating Advisor Could Adversely Affect Your Investment. The directing certificateholder will have certain consent and consultation rights with respect to certain matters relating to the mortgage loans (other than a non-serviced mortgage loan) and the right to replace the special servicer with or without cause, except that if a control termination event (i.e., an event in which the certificate balance of the most senior class of certificates that is eligible to be a controlling class, as reduced by the application of appraisal reductions and realized losses, is less than 25% of its initial certificate balance), occurs and is continuing, the directing certificateholder will lose the consent rights and the right to replace the special servicer, and if a consultation termination event (i.e., an event in which the certificate balance of the most senior class of certificates that is eligible to be a controlling class (as reduced by the application of realized losses) is less than 25% of its initial certificate balance) occurs, then the directing certificateholder will lose the consultation rights. See "*Pooling and Servicing Agreement—The Directing Certificateholder*".

These actions and decisions with respect to which the directing certificateholder has consent or consultation rights include, among others, certain modifications to the mortgage loans or serviced whole loans, including modifications of monetary terms, foreclosure or comparable conversion of the related mortgaged properties, and certain sales of mortgage loans or REO properties for less than the outstanding principal amount plus accrued interest, fees and expenses. As a result of the exercise of these rights by the directing certificateholder, the special servicer may take actions with respect to a mortgage loan that could adversely affect the interests of investors in one or more classes of offered certificates.

Similarly, with respect to a non-serviced mortgage loan, the special servicer under the pooling and servicing agreement governing the servicing of such non-serviced mortgage loan may, at the direction or upon the advice of the directing certificateholder of the related securitization trust holding the controlling note for the related non-serviced whole loan, take actions with respect to such non-serviced mortgage loan and related companion loan that could adversely affect such non-serviced mortgage loan, and therefore, the holders of some or all of the classes of certificates. [The issuing entity (as the holder of the non-controlling note) will have limited consultation rights with respect to major decisions relating to a non-serviced whole loan and in connection with a sale of a defaulted loan, and such rights will be exercised by the directing certificateholder for this transaction so long as no control termination event has occurred and is continuing and by the special servicer if a control termination event has occurred and is continuing]. See "*Description of the Mortgage Pool—The Whole Loans*" and "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan*".

Although the special servicer under the pooling and servicing agreement and the special servicer for a non-serviced mortgage loan are not permitted to take actions which are prohibited by law or violate the servicing standard under the applicable pooling and servicing agreement or the terms of the related loan documents, it is possible that the directing certificateholder (or equivalent entity) under such pooling and servicing agreement may direct or advise, as applicable, the related special servicer to take actions with respect to such mortgage loan that conflict with the interests of the holders of certain classes of the certificates.

You will be acknowledging and agreeing, by your purchase of offered certificates, that the directing certificateholder and the directing certificateholder under the pooling and servicing agreement governing the servicing of each non-serviced mortgage loan:

(i) may have special relationships and interests that conflict with those of holders of one or more classes of certificates;

(ii) may act solely in the interests of the holders of the controlling class (or, in the case of a non-serviced mortgage loan, the controlling class of the securitization trust formed under the pooling and servicing agreement governing the servicing of such non-serviced mortgage loan)

(iii) does not have any duties to the holders of any class of certificates other than the controlling class (or, in the case of a non-serviced mortgage loan, the controlling class of the securitization trust formed under the pooling and servicing agreement governing the servicing of such non-serviced mortgage loan);

(iv) may take actions that favor the interests of the holders of the controlling class (or, in the case of a non-serviced mortgage loan, the controlling class of the securitization trust formed under the pooling and servicing agreement governing the servicing of such non-serviced mortgage loan) over the interests of the holders of one or more other classes of certificates; and

(v) will have no liability whatsoever (other than to a controlling class certificateholder) for having so acted as set forth in clauses (i) – (iv) above, and that no certificateholder may take any action whatsoever against the directing certificateholder or the directing certificateholder under the pooling and servicing agreement governing the servicing of a non-serviced mortgage loan or any of their respective affiliates, directors, officers, employees, shareholders, members, partners, agents or principals for having so acted.

In addition, if a [control termination event] [operating advisor consultation event] [APPLICABLE TO OFFERINGS WITH CLOSING DATES ON AND AFTER DECEMBER 24, 2016] has occurred and is continuing, the operating advisor will have certain consultation rights with respect to certain matters relating to the mortgage loans (other than a non-serviced mortgage loan). Further, [if a control termination event has occurred and is continuing,] [APPLICABLE TO OFFERINGS WITH CLOSING DATES PRIOR TO DECEMBER 24, 2016] the operating advisor will have the right to recommend a replacement of a special servicer, as described under "*Pooling and Servicing Agreement—The Operating Adviso*r". The operating advisor is generally required to act on behalf of the issuing entity and in the best interest of, and for the benefit of, the certificateholders and, with respect to any serviced whole loan for the benefit of the holders of the related companion loan (as a collective whole as if the certificateholders and companion loan holders constituted a single lender). We cannot assure you that any actions taken by the special servicer as a result of a recommendation or consultation by the operating advisor will not adversely affect the interests of investors in one or more classes of certificates. With respect to a non-serviced mortgage loan, the operating advisor appointed under the pooling and servicing agreement governing the servicing of such non-serviced mortgage loan will have similar rights and duties under such pooling and servicing agreement. See "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan*".

You Have Limited Rights to Replace the Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Operating Advisor or the Asset Representations Reviewer. In general, the directing certificateholder will have the right to terminate and replace the special servicer with or without cause so long as no control termination event has occurred and is continuing. After the occurrence and during continuance of a control termination event under the pooling and servicing agreement, the special servicer may also be removed in certain circumstances (x) if a request is made by certificateholders evidencing not less than 25% of the voting rights (taking into account the application of appraisal reductions to notionally reduce the respective certificate balances and considering each class of the Class [A], Class [B], and Class [C] certificates together with the Class [PEZ] certificates' applicable percentage interest of the related Class [A], Class [B], and Class [C] trust components as a single "class" for such purpose of the certificates) and (y) upon receipt of approval by (i) certificateholders holding at least 75% of a quorum of the certificateholders (which is the holders of certificates evidencing at least

75% of the voting rights (taking into account the application of realized losses and the application of appraisal reductions to notionally reduce the respective certificate balances and considering each class of the Class [A], Class [B], and Class [C] certificates together with the Class [PEZ] certificates' applicable percentage interest of the related Class [A], Class [B], and Class [C] trust components as a single "class" for such purpose) or (ii) evidencing more than 50% of each class of "non-reduced certificates" (each class of certificates (other than the [INTEREST ONLY CLASSES], [ARD CLASS] and Class R certificates) outstanding that has not been reduced to less than 25% of its initial certificate balance through the application of appraisal reduction amounts and realized losses) and considering each of the Class [A], Class [B] and Class [C] certificates together with the Class [PEZ] certificates' applicable percentage interest of the related Class [A], Class [B] or Class [C] trust component as a single "Class" for such purpose. See *"Pooling and Servicing Agreement—Replacement of Special Servicer Without Cause"*.

The certificateholders will generally have no right to replace and terminate the master servicer, the trustee and the certificate administrator without cause. The vote of the requisite percentage of certificateholders may terminate the operating advisor or the asset representations reviewer without cause. The vote of the requisite percentage of the certificateholders will be required to replace the master servicer, the special servicer, the operating advisor and the asset representations reviewer even for cause, and certain termination events may be waived by the vote of the requisite percentage of the certificateholders. The certificateholders will have no right to replace the master servicer or the special servicer of the pooling and servicing agreement relating to a non-serviced mortgage loan. We cannot assure that your lack of control over the replacement of these parties will not have an adverse impact on your investment.

The Rights of Companion Loan Holders and Mezzanine Debt May Could Adversely Affect Your Investment. The holders of a *pari passu* companion loan relating to the serviced mortgage loans will have certain consultation rights (on a non-binding basis) with respect to major decisions relating to the related whole loan under the related intercreditor agreement. Such companion loan holder and its representative may have interests in conflict with those of the holders of some or all of the classes of certificates, and may advise the special servicer to take actions that conflict with the interests of the holders of certain classes of the certificates. Although any such consultation is non-binding and the special servicer is not obligated to consult with the companion loan holder if required under the servicing standard, we cannot assure you that the exercise of the rights of such companion loan holder will not delay any action to be taken by the special servicer and will not adversely affect your investment.

With respect to the mortgage loan that is subject to a subordinate companion loan, [the holders of the subordinate companion loan (or in the case of the trust subordinate companion loan, [the [LOAN SPECIFIC CLASS] certificates, as the holder of a beneficial interest in the trust subordinate companion loan)] will have the right under certain limited circumstances [(and acting through the directing certificateholder in the case of the [LOAN SPECIFIC CLASS] certificates)] to (i) cure certain defaults with respect to the related mortgage loan and to purchase (without payment of any yield maintenance charge or prepayment premium) the related mortgage loan and (ii) prior to the occurrence and continuance of an AB control appraisal period, approve certain modifications and consent to certain actions to be taken with respect to the related whole loan. The rights of the holder of a subordinate companion loan could adversely affect your ability to protect your interests with respect to matters relating to the related mortgage loan. See "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan*".

With respect to mortgage loans that have mezzanine debt, the related mezzanine lender will have the right under certain limited circumstances to (i) cure certain defaults with respect to, and under certain default scenarios, purchase (without payment of any yield maintenance charge or prepayment premium) the related mortgage loan and (ii) so long as no event of default with respect to the related mortgage loan continues after the mezzanine lender's cure right has expired, approve certain modifications and consent to certain actions to be taken with respect to the related mortgage loan. See "*Description of the Mortgage Pool—Mortgage Pool Characteristics*" and "*—Additional Indebtedness*".

The purchase option that the holder of a subordinate companion loan or mezzanine debt holds pursuant to the related intercreditor agreement generally permits such holder to purchase its related

defaulted mortgage loan for a purchase price generally equal to the outstanding principal balance of the related defaulted mortgage loan, together with accrued and unpaid interest (exclusive of default interest) on, and unpaid servicing expenses, protective advances and interest on advances related to, such defaulted mortgage loan. However, in the event such holder is not obligated to pay some or all of those fees and additional expenses, including any liquidation fee payable to the special servicer under the terms of the pooling and servicing agreement, then the exercise of such holder's rights under the intercreditor agreement to purchase the related mortgage loan from the issuing entity may result in a loss to the issuing entity in the amount of those fees and additional expenses. In addition, such holder's right to cure defaults under the related defaulted mortgage loan could delay the issuing entity's ability to realize on or otherwise take action with respect to such defaulted mortgage loan.

In addition, with respect to a non-serviced mortgage loan, you will not have any right to vote with respect to any matters relating to the servicing and administration of the non-serviced mortgage loan. See "*Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan*" and *"Pooling and Servicing Agreement—Servicing of the Non-Servicing Mortgage Loan*".

You will be acknowledging and agreeing, by your purchase of offered certificates, that the companion loan holders:

- may have special relationships and interests that conflict with those of holders of one or more classes of certificates;

- may act solely in its own interests, without regard to your interests;

- do not have any duties to any other person, including the holders of any class of certificates;

- may take actions that favor its interests over the interests of the holders of one or more classes of certificates; and

- will have no liability whatsoever for having so acted and that no certificateholder may take any action whatsoever against the companion loan holder or its representative or any director, officer, employee, agent or principal of the companion loan holder or its representative for having so acted.

Risks Relating to Modifications of the Mortgage Loans

The master servicer (or any related primary servicer) will be responsible for servicing the mortgage loans serviced by it regardless of whether such mortgage loans are performing or have become delinquent or have otherwise been transferred to special servicing. As delinquencies or defaults occur, the special servicer [and any sub-servicer] will be required to utilize an increasing amount of resources to work with borrowers to maximize collections on the mortgage loans serviced by it. This may include modifying the terms of such mortgage loans that are in default or whose default is reasonably foreseeable. At each step in the process of trying to bring a defaulted mortgage loan current or in maximizing proceeds to the issuing entity, the special servicer [and any sub-servicer] will be required to invest time and resources not otherwise required when collecting payments on performing mortgage loans. Modifications of mortgage loans implemented by the special servicer [or any sub-servicer] in order to maximize ultimate proceeds of such mortgage loans to issuing entity may have the effect of, among other things, reducing or otherwise changing the mortgage rate, forgiving or forbearing payments of principal, interest or other amounts owed under the mortgage loan, extending the final maturity date of the mortgage loan, capitalizing or deferring delinquent interest and other amounts owed under the mortgage loan, forbearing payment of a portion of the principal balance of the mortgage loan or any combination of these or other modifications.

Any modified mortgage loan may remain in the issuing entity, and the modification may result in a reduction in (or may eliminate) the funds received with respect of such mortgage loan. In particular, any modification to reduce or forgive the amount of interest payable on the mortgage loan will reduce the amount cash flow available to make distributions of interest on the certificates, which will likely impact the

most subordinated classes of certificates that suffer the shortfall. To the extent the modification defers principal payments on the mortgage loan (including as a result of an extension of its stated maturity date), certificates entitled to principal distributions will likely be repaid more slowly than anticipated, and if principal payments on the mortgage loan are forgiven, the reduction will cause a write-down of the certificate balances of the certificates in reverse order of seniority. See "*Description of the Certificates— Subordination; Allocation of Realized Losses*".

The ability to modify mortgage loans by the special servicer may be limited by several factors. First, if the special servicer has to consider a large number of modifications, operational constraints may affect the ability of the servicer to adequately address all of the needs of the borrowers. Furthermore, the terms of the related servicing agreement may prohibit the special servicer from taking certain actions in connection with a loan modification, such as an extension of the loan term beyond a specified date such as a specified number of years prior to the rated final distribution date. You should consider the importance of the role of the special servicer in maximizing collections for the transaction and the impediments the special servicer may encounter when servicing delinquent or defaulted mortgage loans. In some cases, failure by a special servicer to timely modify the terms of a defaulted mortgage loan may reduce amounts available for distribution on the certificates in respect of such mortgage loan, and consequently may reduce amounts available for distribution to the related certificates. In addition, even if a loan modification is successfully completed, we cannot assure you that that the related borrower will continue to perform under the terms of the modified mortgage loan.

Modifications that are designed to maximize collections in the aggregate may adversely affect a particular class of certificates. The pooling and servicing agreement obligates the special servicer not to consider the interests of individual classes of certificates. You should note that in connection with considering a modification or other type of loss mitigation, the special servicer may incur or bear related out-of-pocket expenses, such as appraisal fees, which would be reimbursed to the special servicer from the transaction as servicing advances and paid from amounts received on the modified loan or from other mortgage loans in the mortgage pool but in each case, prior to distributions being made on the certificates.

Sponsors May Not Make Required Repurchases or Substitutions of Defective Mortgage Loans or Pay Any Loss of Value Payment Sufficient to Cover All Losses on a Defective Mortgage Loan

Each sponsor is the sole warranting party in respect of the mortgage loans sold by such sponsor to us. Neither we nor any of our affiliates (except [_____] in its capacity as a sponsor) is obligated to repurchase or substitute any mortgage loan or make any payment to compensate the issuing entity in connection with a breach of any representation or warranty of a sponsor or any document defect, if the sponsor defaults on its obligation to do so. We cannot assure you that the sponsors will effect such repurchases or substitutions or make such payment to compensate the issuing entity. Although a loss of value payment may only be made to the extent that the special servicer deems such amount to be sufficient to compensate the issuing entity for such material defect or material breach, we cannot assure you that such loss of value payment will fully compensate the issuing entity for such material defect or material breach in all respects. In addition, the sponsors may have various legal defenses available to them in connection with a repurchase or substitution obligation or an obligation to pay the loss of value payment. [In particular, in the case of a non-serviced loan that is serviced under the pooling and servicing agreement entered into in connection with the securitization of the related *pari passu* companion loan, the asset representations reviewer under that pooling and servicing agreement may review the diligence file relating to such *pari passu* companion loan concurrently with the review of the asset representations reviewer of the related mortgage loan for this transaction, and their findings may be inconsistent, and such inconsistency may allow the related mortgage loan seller to challenge the findings of the asset representations reviewer of the affected mortgage loan.] Any mortgage loan that is not repurchased or substituted and that is not a "qualified mortgage" for a REMIC may cause designated portions of the issuing entity to fail to qualify as one or more REMICs or cause the issuing entity to incur a tax. See "*Description of the Mortgage Loan Purchase Agreements*".

Risks Relating to Interest on Advances and Special Servicing Compensation

To the extent described in this prospectus, the master servicer, the special servicer and the trustee will each be entitled to receive interest on unreimbursed advances made by it at the "Prime Rate" as published in *The Wall Street Journal*. This interest will generally accrue from the date on which the related advance is made or the related expense is incurred to the date of reimbursement. In addition, under certain circumstances, including delinquencies in the payment of principal and/or interest, a mortgage loan will be specially serviced and the special servicer will be entitled to compensation for special servicing activities. The right to receive interest on advances or special servicing compensation is senior to the rights of certificateholders to receive distributions on the offered certificates. The payment of interest on advances and the payment of compensation to the special servicer may lead to shortfalls in amounts otherwise distributable on your certificates.

Bankruptcy of a Servicer May Adversely Affect Collections on the Mortgage Loans and the Ability to Replace the Servicer

The master servicer or the special servicer may be eligible to become a debtor under the Bankruptcy Code or enter into receivership under the Federal Deposit Insurance Act ("FDIA"). If a master servicer or special servicer, as applicable, were to become a debtor under the Bankruptcy Code or enter into receivership under the FDIA, although the pooling and servicing agreement provides that such an event would entitle the issuing entity to terminate the master servicer or special servicer, as applicable, the provision would most likely not be enforceable. However, a rejection of the pooling and servicing agreement by a master servicer or special servicer, as applicable, in a bankruptcy proceeding or repudiation of the pooling and servicing agreement in a receivership under the FDIA would be treated as a breach of the pooling and servicing agreement and give the issuing entity a claim for damages and the ability to appoint a successor master servicer or special servicer, as applicable. An assumption under the Bankruptcy Code would require the master servicer or special servicer, as applicable, to cure its pre-bankruptcy defaults, if any, and demonstrate that it is able to perform following assumption. The bankruptcy court may permit the master servicer or special servicer, as applicable, to assume the servicing agreement and assign it to a third party. An insolvency by an entity governed by state insolvency law would vary depending on the laws of the particular state. We cannot assure you that a bankruptcy or receivership of the master servicer or special servicer, as applicable, would not adversely impact the servicing of the mortgage loans or the issuing entity would be entitled to terminate the master servicer or special servicer, as applicable, in a timely manner or at all.

If any master servicer or special servicer, as applicable, becomes the subject of bankruptcy or similar proceedings, the issuing entity claim to collections in that master servicer or special servicer's, as applicable, possession at the time of the bankruptcy filing or other similar filing may not be perfected. In this event, funds available to pay principal and interest on your certificates may be delayed or reduced.

The Sponsors, the Depositor and the Issuing Entity Are Subject to Bankruptcy or Insolvency Laws That May Affect the Issuing Entity's Ownership of the Mortgage Loans

In the event of the bankruptcy or insolvency of a sponsor or the depositor, it is possible the issuing entity's right to payment from or ownership of the mortgage loans could be challenged, and if such challenge were successful, delays, reductions in payments and/or losses on the certificates could occur.

The transfer of the mortgage loans by the sponsors in connection with this offering is not expected to qualify for the securitization safe harbor adopted by the Federal Deposit Insurance Corporation (the "FDIC") for securitizations sponsored by insured depository institutions. However, the safe harbor is non-exclusive.

In the case of each sponsor, an opinion of counsel will be rendered on the closing date, based on certain facts and assumptions and subject to certain qualifications, to the effect that the transfer of the applicable mortgage loans by such sponsor to the depositor would generally be respected in the event of a bankruptcy or insolvency of such sponsor. A legal opinion is not a guaranty as to what any particular court would actually decide, but rather an opinion as to the decision a court would reach if the issues are

competently presented and the court followed existing precedent as to legal and equitable principles applicable in bankruptcy cases. In any event, we cannot assure you that the Federal Deposit Insurance Corporation, a bankruptcy trustee or another interested party, as applicable, would not attempt to assert that such transfer was not a sale. Even if a challenge were not successful, it is possible that payments on the certificates would be delayed while a court resolves the claim.

In addition, since the issuing entity is a common law trust, it may not be eligible for relief under the federal bankruptcy laws, unless it can be characterized as a "business trust" for purposes of the federal bankruptcy laws. Bankruptcy courts look at various considerations in making this determination, so it is not possible to predict with any certainty whether or not the issuing entity would be characterized as a "business trust". Regardless of whether a bankruptcy court ultimately determines that the issuing entity is a "business trust", it is possible that payments on the offered certificates would be delayed while the court resolved the issue.

Title II of the Dodd-Frank Act provides for an orderly liquidation authority ("OLA") under which the FDIC can be appointed as receiver of certain systemically important non-bank financial companies and their direct or indirect subsidiaries in certain cases. We make no representation as to whether this would apply to any of the sponsors. In January 2011, the acting general counsel of the FDIC issued a letter (the "Acting General Counsel's Letter") in which he expressed his view that, under then-existing regulations, the FDIC, as receiver under the OLA, would not, in the exercise of its OLA repudiation powers, recover as property of a financial company assets transferred by the financial company, provided that the transfer satisfies the conditions for the exclusion of assets from the financial company's estate under the Bankruptcy Code. The letter further noted that, while the FDIC staff may be considering recommending further regulations under OLA, the acting general counsel would recommend that such regulations incorporate a 90-day transition period for any provisions affecting the FDIC's statutory power to disaffirm or repudiate contracts. If, however, the FDIC were to adopt a different approach than that described in the Acting General Counsel's Letter, delays or reductions in payments on the offered certificates would occur.

The Requirement of the Special Servicer to Obtain FIRREA-Compliant Appraisals May Result in an Increased Cost to the Issuing Entity

Each appraisal obtained pursuant to the pooling and servicing agreement is required to contain a statement, or is accompanied by a letter from the appraiser, to the effect that the appraisal was performed in accordance with the requirements of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), as in effect on the date such appraisal was obtained. Any such appraisal is likely to be more expensive than an appraisal that is not FIRREA compliant. Such increased cost could result in losses to the issuing entity. Additionally, FIRREA compliant appraisals are required to assume a value determined by a typically motivated buyer and seller, and could result in a higher appraised value than one not prepared assuming a forced liquidation or other distress situation. In addition, because a FIRREA compliant appraisal may result in a higher valuation than a non-FIRREA compliant appraisal, there may be a delay in calculating and applying appraisal reductions, which could result in the holders of a given class of certificates continuing to hold the full non-notionally reduced amount of such certificates for a longer period of time than would be the case if a non-FIRREA compliant appraisal were obtained.

[Risks Associated with Floating Rate Certificates]

The yield to maturity on the [FLOATING RATE CLASS] certificates will be highly sensitive to changes in the levels of [LIBOR] such that decreasing levels of [LIBOR] will have a negative effect on the yield to maturity of the holders of such certificates. In addition, prevailing market conditions may increase the spread above LIBOR at which comparable securities are being offered, which would cause such certificates to decline in value. Investors in [FLOATING RATE CLASS] certificates should consider the risk that lower than anticipated levels of LIBOR could result in lower yields to investors than the anticipated yields and the risk that increased spreads above LIBOR could result in a lower value of such certificates. See "—*Risks Relating to Floating Rate Mortgage Loans*" above.

The ability of the holders of the [FLOATING RATE CLASS] certificates to obtain the payment of interest at their floating pass-through rate will depend on payment by the swap counterparty pursuant to

the swap contract. See "*Description of the Credit Support, Liquidity Support or Derivatives Instrument—The Swap Counterparty*". We cannot assure you that the swap counterparty (or its credit support provider) will maintain the rating described above or have sufficient assets or otherwise be able to fulfill its obligations under the swap contract. See "*Description of the Credit Support, Liquidity Support or Derivatives Instrument*" for a description of the swap contract and the rights and remedies available to the issuing entity in the event of a default by the swap counterparty.]

Tax Matters and Changes in Tax Law May Adversely Impact the Mortgage Loans or Your Investment

Tax Considerations Relating to Foreclosure. If the issuing entity acquires a mortgaged property subsequent to a default on the related mortgage loan (other than a non-serviced mortgage loan) or whole loan pursuant to a foreclosure or deed in lieu of foreclosure, the special servicer would be required to retain an independent contractor to operate and manage such mortgaged property. Among other items, the independent contractor generally will not be able to perform construction work other than repair, maintenance or certain types of tenant build-outs, unless the construction was more than 10% completed when the mortgage loan defaulted or when the default of the mortgage loan becomes imminent. Any (i) net income from such operation (other than qualifying "rents from real property") (ii) rental income based on the net profits of a tenant or sub-tenant or allocable to a service that is non-customary in the area and for the type of property involved and (iii) rental income attributable to personal property leased in connection with a lease of real property, if the rent attributable to the personal property exceeds 15% of the total rent for the taxable year, will subject the related Lower-Tier REMIC to federal tax (and possibly state or local tax) on such income at the highest marginal corporate tax rate. No determination has been made whether any portion of the income from the mortgaged properties constitutes "rent from real property". Any such imposition of tax will reduce the net proceeds available for distribution to certificateholders. The special servicer may permit the related Lower-Tier REMIC to earn "net income from foreclosure property" that is subject to tax if it determines that the net after-tax benefit to holders of certificates is greater than under another method of operating or leasing the mortgaged property. See "*Pooling and Servicing Agreement—Realization Upon Mortgage Loans*". In addition, if the issuing entity were to acquire one or more mortgaged properties pursuant to a foreclosure or deed in lieu of foreclosure, upon acquisition of those mortgaged properties, the issuing entity may in certain jurisdictions, particularly in New York, be required to pay state or local transfer or excise taxes upon liquidation of such properties. Such state or local taxes may reduce net proceeds available for distribution to the certificateholders.

REMIC Status. If an entity intended to qualify as a REMIC fails to satisfy one or more of the REMIC provisions of the Code during any taxable year, the Code provides that such entity will not be treated as a REMIC for such year and any year thereafter. In such event, the issuing entity, including the Upper-Tier REMIC and the Lower-Tier REMICs, would likely be treated as one or more separate associations taxable as corporations under Treasury regulations, and the offered certificates may be treated as stock interests in those associations and not as debt instruments.

DESCRIPTION OF THE MORTGAGE POOL

General

The assets of the issuing entity will consist of (i) a pool of [____] [fixed] [floating] rate mortgage loans (the "Mortgage Loans" or, collectively, the "Mortgage Pool") with an aggregate principal balance as of the Cut-off Date (the "Initial Pool Balance") and (ii) [__] trust subordinate companion loans described below. The "Cut-off Date" means [_____].

[_____] of the Mortgage Loans, representing approximately [____]% of the Initial Pool Balance, are each part of a larger whole loan, each of which is comprised of the related Mortgage Loan and one or more loans that are *pari passu* in right of payment to the related Mortgage Loan (collectively referred to in this prospectus as "Pari Passu Companion Loans") and/or are subordinate in right of payment to the related Mortgage Loan (referred to in this prospectus as a "Subordinate Companion Loan"). The Pari Passu Companion Loans and the Subordinate Companion Loan are collectively referred to as the "Companion Loans" in this prospectus, and each Mortgage Loan and the related Companion Loans are collectively referred to as a "Whole Loan". Each Companion Loan is secured by the same mortgage and the same single assignment of leases and rents securing the related Mortgage Loan. See "—*The Whole Loans*" below for more information regarding the rights of the holders of the Companion Loans and the servicing and administration of the Whole Loans that will not be serviced under the pooling and servicing agreement for this transaction. One Subordinate Companion Loan (the "Trust Subordinate Companion Loan") relating to [_____] Mortgage Loan, with an aggregate principal balance as of the Cut-off Date of $[_____], will be included in the issuing entity. Although the Trust Subordinate Companion Loan will be an asset of the issuing entity, amounts distributable in respect of the Trust Subordinate Companion Loan pursuant to the related intercreditor agreement will be payable only to the [LOAN-SPECIFIC CLASS] certificates. [FOR PURPOSES OF THIS PROSPECTUS, IT IS ASSUMED THAT ONE SUBORDINATE COMPANION LOAN WILL BE AN ASSET OF THE ISSUING ENTITY (AND REFERRED TO HERE IN AS A TRUST SUBORDINATE COMPANION LOAN), AND WOULD BE REPRESENTED BY A LOAN-SPECIFIC CLASS OF CERTIFICATES, WE ALSO ASSUME THE POSSIBILITY OF A SUBORDINATE COMPANION LOAN THAT IS AN ASSET OWNED BY A THIRD PARTY AND NOT BY THE ISSUING ENTITY. IN THE CASE OF THAT SUBORDINATE COMPANION LOAN, THERE IS NO LOAN-SPECIFIC CLASS OF CERTIFICATES ISSUED, AND THE RIGHTS AND OBLIGATIONS OF THE HOLDER OF THE SUBORDINATE COMPANION LOAN WOULD BE EXERCISED OR PERFORMED BY THAT HOLDER, RATHER THAN, AS IS SET FORTH IN THIS PROSPECTUS, BY A HOLDER OF THE LOAN-SPECIFIC CLASS OF CERTIFICATES (SOMETIMES REFERRED TO IN THIS PROSPECTUS AS THE LOAN-SPECIFIC DIRECTING CERTIFICATEHOLDER.)]

The Mortgage Loans and Whole Loans were originated or acquired by the mortgage loan sellers set forth in the following chart and such entities will sell their respective Mortgage Loans and the Trust Subordinate Companion Loan to the depositor, which will turn sell the Mortgage Loans and the Trust Subordinate Companion Loan to the issuing entity:

Sellers of the Mortgage Loans

Seller	Number of Mortgage Loans	Aggregate Cut-Off Date Balance of Mortgage Loans	Approx. % of Initial Pool Balance
[___]..	[___]	$[___]	[___]%
[___]..	[___]	[___]	[___]
[___]..	[___]	[___]	[___]
[___]..	[___]	[___]	[___]
Total	[___]	$[___]	[___]%

_____
(1) [Add appropriate footnotes.]

Each of the Mortgage Loans [or Whole Loan] is evidenced by one or more promissory notes or similar evidence of indebtedness (each a "Mortgage Note") and, in each case, secured by (or, in the case of an indemnity deed of trust, backed by a guaranty that is secured by) a mortgage, deed of trust or other similar security instrument (a "Mortgage") creating a first lien on a fee simple and/or leasehold interest in a commercial or multifamily real property] (each, a "Mortgaged Property").

The Mortgage Loans are generally non-recourse loans. In the event of a borrower default on a non-recourse Mortgage Loan, recourse may be had only against the specific Mortgaged Property and the other limited assets securing such Mortgage Loan, and not against the related borrower's other assets. The Mortgage Loans are not insured or guaranteed by the sponsors, the mortgage loan sellers or any other person or entity unrelated to the respective borrower. You should consider all of the Mortgage Loans to be nonrecourse loans as to which recourse in the case of default will be limited to the specific property and other assets, if any, pledged to secure the related Mortgage Loan.

Certain Calculations and Definitions

This prospectus sets forth certain information with respect to the Mortgage Loans and the Mortgaged Properties. The sum in any column of the tables presented in Annex A-2 may not equal the indicated total due to rounding. The information in Annex A-1 with respect to the Mortgage Loans and the Mortgaged Properties is based upon the pool of the Mortgage Loans as it is expected to be constituted as of the close of business on [_____] (the "Closing Date"), assuming that (i) all scheduled principal and interest payments due on or before the Cut-off Date will be made and (ii) there will be no principal prepayments on or before the Closing Date. The statistics in Annex A-1, Annex A-2 and Annex A-3 were primarily derived from information provided to the depositor by each sponsor, which information may have been obtained from the borrowers.

All percentages of the Mortgage Loans and Mortgaged Properties, or of any specified group of Mortgage Loans and Mortgaged Properties, referred to in this prospectus without further description are approximate percentages of the Initial Pool Balance by Cut-off Date Balance (in the case of Mortgage Loan information) or by Allocated Loan Amount as of the Cut-off Date (in the case of Mortgaged Property information).

All information presented in this prospectus with respect to each Mortgage Loan with one or more Pari Passu Companion Loans is calculated in a manner that reflects the aggregate indebtedness evidenced by that Mortgage Loan and the related Pari Passu Companion Loan(s), unless otherwise indicated. [All information presented in this prospectus with respect to each Mortgage Loan with one or more Subordinate Companion Loans is calculated without regard to such Subordinate Companion Loan, unless otherwise indicated.

Definitions. For purposes of this prospectus, including the information presented in the Annexes to this prospectus, the indicated terms have the following meanings:

"ADR" means, for any hospitality property, average daily rate.

"Allocated Loan Amount" means, with respect to any Mortgaged Property that is part of a portfolio of Mortgaged Properties securing a Mortgage Loan or Whole Loan, a portion of the Cut-off Date Balance of the related Mortgage Loan allocated to such Mortgaged Property based upon one or more of the related appraised values, the related underwritten net cash flow or prior allocations reflected in the related Mortgage Loan documents; provided that with respect to any Whole Loan secured by a portfolio of Mortgaged Properties, the Allocated Loan Amount represents only the *pro rata* portion of the related Mortgage Loan principal balance amount relative to the related Whole Loan principal balance.

"Annual Debt Service" generally means, for any Mortgage Loan, 12 times the average of the principal and interest payments for the first 12 payment periods of the Mortgage Loan following the Cut-off Date (but without regard to any leap year adjustments) or: (i) in the case of a Mortgage Loan that provides for interest only payments through maturity, the aggregate interest payments scheduled to be due on the Due Date following the Cut-off Date and the 11 Due Dates thereafter or (ii) in the case of a Mortgage

Loan that provides for an initial interest only period and provides for scheduled amortization payments thereafter, 12 times the monthly payment of principal and interest payable during such subsequent amortization period. Monthly debt service and debt service coverage ratios are calculated using the average of the principal and interest payments for the first twelve payment periods of the Mortgage Loan following the Cut-off Date (but without regard to any leap year adjustments), subject to the proviso to the prior sentence. In the case of any Whole Loan, Annual Debt Service is calculated with respect to the Mortgage Loan including any related Pari Passu Companion Loan (but without regard to any related Subordinate Companion Loan.

"Appraised Value" means, for any Mortgaged Property, the appraised value of such Mortgaged Property as determined by the most recent third party appraisal of the Mortgaged Property available to the applicable mortgage loan seller. In certain cases, in addition to an "as-is" value, the appraisal states an "as-stabilized", "as-complete", "as-repaired", "hypothetical", or "as-renovated" value for the related Mortgaged Property that assumes that certain events will occur with respect to re-tenanting, construction, renovation or repairs at such Mortgaged Property. In most such cases, the applicable mortgage loan seller has taken reserves sufficient to complete such re-tenanting, construction, renovation or repairs. We make no representation that sufficient amounts have been reserved or that the appraised value would approximate either the value that would be determined in a current appraisal of the related Mortgaged Property or the amount that would be realized upon a sale. In addition, with respect to a Mortgage Loan secured by the portfolio of Mortgaged Properties, the Appraised Value represents the "as-is", "as-complete" or "as-stabilized" value for the portfolio of Mortgaged Properties as a collective whole, which is generally higher than the aggregate of the "as-is" "as-complete" or "as-stabilized" appraised values of the individual Mortgaged Properties. In the case of certain Mortgage Loans, the Loan-to-Value Ratio for such Mortgage Loans has been calculated based on the "as-complete" or "as-stabilized" Appraised Value of a related Mortgaged Property, and in certain other cases, based on an Appraised Value that includes certain property that does not constitute real property. The Appraised Value set forth on Annex A-1 is the "as-is" value unless otherwise specified in this prospectus, on Annex A-1 and/or the related footnotes.

We cannot assure you that the value of any particular Mortgaged Property will not have declined from the Appraised Value shown on Annex A-1. We make no representation that any Appraised Value presented in this prospectus would approximate either the value that would be determined in a current appraisal of the Mortgaged Property or the amount that would be realized upon a sale of the Mortgaged Property.

"Balloon Balance" means, with respect to any Mortgage Loan, the principal amount that will be due at maturity (or, in the case of any ARD Loan, at the related Anticipated Repayment Date) for such Mortgage Loan, assuming no payment defaults or principal prepayments.

"Cut-off Date Balance" of any Mortgage Loan or Companion Loan, will be the unpaid principal balance of that Mortgage Loan or Companion Loan, as of the Cut-off Date, after application of all payments due on or before that date, whether or not received.

"GLA" means gross leasable area.

"Hard Lockbox" means that the borrower is required to direct the tenants to pay rents directly to a lockbox account controlled by the lender. Hospitality properties are considered to have a hard lockbox if credit card receivables are required to be deposited directly into the lockbox account even though cash, checks or "over the counter" receipts are deposited by the manager of the related Mortgaged Property into the lockbox account controlled by the lender.

"In-Place Cash Management" means, for funds directed into a lockbox, such funds are generally not made immediately available to the related borrower, but instead are forwarded to a cash management account controlled by the lender and the funds are disbursed according to the related Mortgage Loan documents with any excess remitted to the related borrower (unless an event of default under the Mortgage Loan documents or one or more specified trigger events have occurred and are outstanding), generally on a daily basis.

"Largest Tenant" means, with respect to any Mortgaged Property, the tenant occupying the largest amount of net rentable square feet.

"Largest Tenant Lease Expiration" means the date at which the applicable Largest Tenant's lease is scheduled to expire.

"Loan Per Unit" means the principal balance per Unit as of the Cut-off Date.

"Loan-to-Value Ratio," "Cut-off Date LTV," "Cut-off Date LTV Ratio," "LTV Ratio" or "Current LTV" means, with respect to any Mortgage Loan, (a) the Cut-off Date Balance of such Mortgage Loan divided (b) by the Appraised Value of the related Mortgaged Property or aggregate Appraised Values of the Mortgaged Properties.

- In the case of a Mortgage Loan that is part of a Whole Loan, unless otherwise indicated, the Loan-to-Value Ratio was calculated with respect to such Mortgage Loan including any related Pari Passu Companion Loan (but without regard to any related Subordinate Companion Loan).

- With respect to any group of cross-collateralized and cross-defaulted Mortgage Loans, such terms mean the ratio, expressed as a percentage, of the aggregate Cut-off Date Balance of such Mortgage Loans divided by the aggregate Appraised Value of the related Mortgaged Properties. See the definition of "*Appraised Value*" above and Annex A-1 and the related footnotes.

- With respect to the Mortgaged Properties that secure the Mortgage Loans listed in the following table, the respective Cut-off Date LTV Ratio was calculated based on the respective Cut-off Date Balance less a related earnout or holdback reserve. The respective Cut-off Date LTV Ratios calculated without adjusting for the related earnout or holdback reserve are as follows:

Mortgage Loan Name	% of Initial Pool Balance	Un-Adjusted Cut-off Date LTV Ratio	Earnout or Holdback Reserve Amount	Cut-off Date LTV Ratio
[___]...................................	[___]%	[___]%	$[___]	[___]%
[___]...................................	[___]%	[___]%	$[___]	[___]%
[___]...................................	[___]%	[___]%	$[___]	[___]%
[___]...................................	[___]%	[___]%	$[___]	[___]%
[___]...................................	[___]%	[___]%	$[___]	[___]%

"Loan-to-Value Ratio at Maturity or ARD", "LTV Ratio at Maturity or ARD", "Balloon LTV" or "Maturity Date LTV" means, with respect to any Mortgage Loan, (a) the Balloon Balance of such Mortgage Loan, divided by (b) the Appraised Value of the related Mortgaged Property or Mortgaged Properties.

In the case of a Mortgage Loan that is part of a Whole Loan, unless otherwise indicated, Loan-to-Value Ratio at Maturity or ARD was calculated with respect to such Mortgage Loan including any related Pari Passu Companion Loan (but without regard to any related Subordinate Companion Loan).

In the case of an ARD Loan, the Loan-to-Value Ratio at Maturity or ARD is calculated with respect to the related Balloon Balance on the related Anticipated Repayment Date.

With respect to any group of cross-collateralized and cross-defaulted Mortgage Loans, such terms mean the ratio, expressed as a percentage, of the aggregate Balloon Balance of such Mortgage Loans divided by the aggregate Appraised Value of the related Mortgaged Properties.

With respect to each Mortgaged Property identified in "—*Appraised Value*" below, the respective Loan-to-Value Ratio at Maturity or ARD was calculated using the related ["as-stabilized" or "as-hypothetical" Appraised Values], as opposed to the "as-is" Appraised Value.

"Most Recent NOI" and "Trailing 12 NOI" (which is for the twelve-month period ending as of the date specified in Annex A-1) is the net operating income for a Mortgaged Property as established by information provided by the borrowers, except that in certain cases such net operating income has been adjusted by removing certain non-recurring expenses and revenue or by certain other normalizations.

Most Recent NOI and Trailing 12 NOI do not necessarily reflect accrual of certain costs such as taxes and capital expenditures and do not reflect non-cash items such as depreciation or amortization. In some cases, capital expenditures may have been treated by a borrower as an expense or expenses treated as capital expenditures. Most Recent NOI and Trailing 12 NOI were not necessarily determined in accordance with generally accepted accounting principles. Moreover, Most Recent NOI and Trailing 12 NOI are not substitutes for net income determined in accordance with generally accepted accounting principles as a measure of the results of a property's operations or substitutes for cash flows from operating activities determined in accordance with generally accepted accounting principles as a measure of liquidity, and in certain cases may reflect partial year annualizations.

"MSA" means metropolitan statistical area.

"Net Operating Income" or "NOI," with respect to any Mortgaged Property, means historical net operating income for the annual or other period specified (or ending on the "NOI Date" specified). In general, it is the revenue derived from the use and operation of such Mortgaged Property less the sum of (a) actual operating expenses (such as utilities, administrative expenses, repairs and maintenance, management and franchise fees and advertising) and (b) actual fixed expenses (such as insurance, real estate taxes and, if applicable, ground, space or air rights lease payments). Net operating income generally does not reflect (*i.e.*, it does not deduct for) capital expenditures, including tenant improvement costs and leasing commissions, interest expenses and non-cash items such as depreciation and amortization.

"NRA" means net rentable area.

"Occupancy" means, unless the context indicates otherwise, (i) in the case of multifamily, rental, manufactured housing community and mixed use (to the extent the related Mortgaged Property includes multifamily space) properties, the percentage of rental Units, Beds or Pads, as applicable, that are rented as of the Occupancy Date; (ii) in the case of office, retail, industrial, mixed use (to the extent the related Mortgaged Property includes retail or office space) and self-storage properties, the percentage of the net rentable square footage rented as of the Occupancy Date (subject to, in the case of certain Mortgage Loans, one or more of the additional leasing assumptions); and (iii) in the case of hospitality properties, the percentage of available Rooms occupied for the trailing 12-month period ending on the Occupancy Date. In some cases, occupancy was calculated based on assumptions regarding occupancy, such as the assumption that a certain tenant at the Mortgaged Property that has executed a lease, but has not yet taken occupancy and/or has not yet commenced paying rent, will take occupancy on a future date generally expected to occur within twelve months of the Cut-off Date; assumptions regarding the renewal of particular leases and/or the re-leasing of certain space at the related Mortgaged Property; in some cases, assumptions regarding leases under negotiation being executed; in some cases, assumptions regarding tenants taking additional space in the future if currently committed to do so or, in some cases, the exclusion of dark tenants, tenants with material aged receivables, tenants that may have already given notice to vacate their space, bankrupt tenants that have not yet affirmed their lease and certain additional leasing assumptions. See footnotes to Annex A-1 for additional occupancy assumptions. We cannot assure you that the assumptions made with respect to any Mortgaged Property will, in fact, be consistent with that Mortgaged Property's actual occupancy. See "—*Tenant Issues*" below.

"Occupancy Date" means the date of determination of the Occupancy of a Mortgaged Property.

"Original Balance" means the principal balance of the Mortgage Loan as of the date of origination.

"Prepayment Penalty Description" or "Prepayment Provision" means the number of payments from the first due date through and including the maturity date for which a Mortgage Loan is, as applicable, (i) locked out from prepayment, (ii) provides for payment of a prepayment premium or yield maintenance charge in connection with a prepayment, (iii) permits defeasance and/or (iv) permits prepayment without a payment of a prepayment premium or a yield maintenance charge.

"Related Group" identifies each group of Mortgage Loans in the Mortgage Pool with sponsors affiliated with other sponsors in the Mortgage Pool. Each Related Group is identified by a separate number on Annex A-1.

"RevPAR" means, with respect to any hospitality property, revenues per available room.

"Soft Lockbox" means that the related borrower is required to deposit or cause the property manager to deposit all rents collected into a lockbox account. Hospitality, multifamily and manufactured housing community properties are considered to have a soft lockbox if credit card receivables, cash, checks or "over the counter" receipts are deposited into the lockbox account by the borrower or property manager.

"Soft Springing Lockbox" means that the related borrower is required to deposit, or cause the property manager to deposit, all rents collected into a lockbox account until the occurrence of an event of default under the Mortgage Loan documents or one or more specified trigger events, at which time the lockbox account converts to a Hard Lockbox.

"Springing Cash Management" means, until the occurrence of an event of default under the Mortgage Loan documents or one or more specified trigger events, revenue from the lockbox is forwarded to an account controlled by the related borrower or is otherwise made available to the related borrower. Upon the occurrence of an event of default or such a trigger event, the Mortgage Loan documents require the related revenue to be forwarded to a cash management account controlled by the lender and the funds are disbursed according to the related Mortgage Loan documents.

"Springing Lockbox" means a lockbox that is not currently in place, but the related Mortgage Loan documents require the imposition of a lockbox account upon the occurrence of an event of default under the Mortgage Loan documents or one or more specified trigger events.

"Square Feet", "SF" or "Sq. Ft". means, in the case of a Mortgaged Property operated as a retail center, office, industrial/warehouse facility, combination retail/office or other special purpose property, the square footage of the net rentable or leasable area.

"T-12" and "TTM" each means trailing 12 months.

"Term to Maturity" means, with respect to any Mortgage Loan, the remaining term, in months, from the Cut-off Date for such Mortgage Loan to the related maturity date or, in the case of an ARD Loan, the related Anticipated Repayment Date, as applicable. Annex A-1 indicates which Mortgage Loans are ARD Loans.

"Underwritten Expenses" or "UW Expenses". means, with respect to any Mortgage Loan or Mortgaged Property, an estimate of (a) operating expenses (such as utilities, administrative expenses, repairs and maintenance, management and franchise fees and advertising); and (b) fixed expenses (such as insurance, real estate taxes and, if applicable, ground, space or air rights lease payments), as determined by the related mortgage loan seller and generally derived from historical expenses at the Mortgaged Property, the borrower's budget or appraiser's estimate, in some cases adjusted for significant occupancy increases and a market rate management fee and subject to certain assumptions and subjective judgments of each mortgage loan seller as described under the definition of "*Underwritten Net Operating Income*". We cannot assure you that the assumptions made with respect to any Mortgaged Property will, in fact, be consistent with that Mortgaged Property's actual performance.

"Underwritten NCF Debt Yield", "UW NCF Debt Yield" or "Cut-off Date UW NCF" means, with respect to any Mortgage Loan, the Underwritten Net Cash Flow for the related Mortgaged Property or Mortgaged Properties divided by the Cut-off Date Balance of such Mortgage Loan. In the case of a Mortgage Loan that is part of a Whole Loan, unless otherwise indicated, Underwritten NCF Debt Yield was calculated with respect to such Mortgage Loan including any related Pari Passu Companion Loan (but without regard to any related Subordinate Companion Loan). With respect to any group of cross-collateralized and cross-defaulted Mortgage Loans, such terms mean the ratio of the aggregate Underwritten Net Cash

Flow produced by the related Mortgaged Properties divided by the aggregate Annual Debt Service of such Mortgage Loans.

With respect to the Mortgaged Properties that secure the Mortgage Loans listed in the following table, the applicable Underwritten NCF Debt Yield was calculated based on the its Cut-off Date Balance less a related earnout or holdback reserve. The applicable Underwritten NCF Debt Yields calculated without adjusting for the related earnout or holdback reserve are as follows:

Mortgage Loan Name	% of Initial Pool Balance	Un-Adjusted Underwritten NCF Debt Yield	Earnout or Holdback Reserve Amount	Underwritten NCF Debt Yield
[___]...................................	[___]%	[___]%	$[___]	[___]%
[___]...................................	[___]%	[___]%	$[___]	[___]%
[___]...................................	[___]%	[___]%	$[___]	[___]%
[___]...................................	[___]%	[___]%	$[___]	[___]%
[___]...................................	[___]%	[___]%	$[___]	[___]%

"Underwritten NOI Debt Yield" or "UW NOI Debt Yield" means, with respect to any Mortgage Loan, the Underwritten Net Operating Income for the related Mortgaged Property or Mortgaged Properties divided by the Cut-off Date Balance for the related Mortgage Loan. In the case of a Mortgage Loan that is part of a Whole Loan, unless otherwise indicated, the debt yield was calculated with respect to such Mortgage Loan including any related Pari Passu Companion Loan (but without regard to any related Subordinate Companion Loan). With respect to any group of cross-collateralized and cross-defaulted Mortgage Loans, such terms mean the ratio of the aggregate Underwritten Net Operating Income, produced by the related Mortgaged Properties divided by the aggregate Cut-off Date Balance of such Mortgage Loans.

With respect to the Mortgaged Properties that secure the Mortgage Loans listed in the following table, the applicable Underwritten NOI Debt Yield was calculated based on the Cut-off Date Balance less a related earnout or holdback reserve. The applicable Underwritten NOI Debt Yields calculated without adjusting for the related earnout or holdback reserve are as follows:

Mortgage Loan Name	% of Initial Pool Balance	Un-Adjusted Underwritten NOI Debt Yield	Earnout or Holdback Reserve Amount	Underwritten NOI Debt Yield
[___]...................................	[___]%	[___]%	$[___]	[___]%
[___]...................................	[___]%	[___]%	$[___]	[___]%
[___]...................................	[___]%	[___]%	$[___]	[___]%
[___]...................................	[___]%	[___]%	$[___]	[___]%
[___]...................................	[___]%	[___]%	$[___]	[___]%

"Underwritten Net Cash Flow," "Underwritten NCF" or "UW NCF", with respect to any Mortgaged Property, means the Underwritten Net Operating Income decreased by an amount that the related mortgage loan seller has determined for the capital expenditures and reserves for capital expenditures, including tenant improvement costs and leasing commissions, as applicable. Underwritten Net Cash Flow generally does not reflect interest expense and non-cash items such as depreciation and amortization. [Underwritten Net Cash Flow does not reflect debt service or non-cash items such as depreciation or amortization. In determining rental revenue for multifamily rental, [manufactured housing community] and self-storage properties, the related mortgage loan seller either reviewed rental revenue shown on the certified rolling 12 month operating statements or annualized the rental revenue and reimbursement of expenses shown on rent rolls or recent partial year operating statements with respect to the prior one to 12 month periods.]

"Underwritten Net Cash Flow DSCR," "Underwritten NCF DSCR," "UW NCF DSCR," "Debt Service Coverage Ratio" or "DSCR" means, with respect to any Mortgage Loan, (a) the Underwritten Net Cash Flow for the related Mortgaged Property or Mortgaged Properties, divided by (b) the Annual Debt Service for such Mortgage Loan. In the case of a Mortgage Loan that is part of a Whole Loan, unless otherwise indicated, Underwritten Net Cash Flow DSCR was calculated with respect to such Mortgage Loan

including any related Pari Passu Companion Loan (but without regard to any related Subordinate Companion Loan).

- With respect to the Mortgaged Properties that secure the Mortgage Loans listed in the following table, the respective Underwritten Net Cash Flow DSCR was calculated based on the respective Cut-off Date Balance less a related earnout or holdback reserve. The respective Underwritten Net Cash Flow DSCR calculated without adjusting for the related earnout or holdback reserve are as follows:

Mortgage Loan Name	% of Initial Pool Balance	Un-Adjusted Underwritten NCF DSCR	Earnout or Holdback Reserve Amount	Underwritten NCF DSCR
[____].................................	[___]%	[___]x	$[___]	[___]x
[____].................................	[___]%	[___]x	$[___]	[___]x
[____].................................	[___]%	[___]x	$[___]	[___]x
[____].................................	[___]%	[___]x	$[___]	[___]x
[____].................................	[___]%	[___]x	$[___]	[___]x

In general, debt service coverage ratios are used by income property lenders to measure the ratio of (a) cash currently generated by a property that is available for debt service to (b) required debt service payments. However, debt service coverage ratios only measure the current, or recent, ability of a property to service mortgage debt. If a property does not possess a stable operating expectancy (for instance, if it is subject to material leases that are scheduled to expire during the loan term and that provide for above market rents and/or that may be difficult to replace), a debt service coverage ratio may not be a reliable indicator of a property's ability to service the mortgage debt over the entire remaining loan term. The Underwritten Net Cash Flow DSCRs are presented in this prospectus for illustrative purposes only and, as discussed above, are limited in their usefulness in assessing the current, or predicting the future, ability of a Mortgaged Property to generate sufficient cash flow to repay the related Mortgage Loan. Accordingly, no assurance can be given, and no representation is made, that the Underwritten Net Cash Flow DSCRs accurately reflect that ability.

"Underwritten Net Operating Income," "Underwritten NOI," or "UW NOI", with respect to any Mortgaged Property, means Underwritten Revenues less Underwritten Expenses, which is an estimate of cash flow available for debt service in a typical year of stable, normal operations as determined by the related mortgage loan seller.

The Underwritten Net Operating Income for each Mortgaged Property is calculated on the basis of numerous assumptions and subjective judgments, which, if ultimately proven erroneous, could cause the actual net cash flow for such Mortgaged Property to differ materially from the Underwritten Net Operating Income set forth in this prospectus. Certain of such assumptions and subjective judgments of each mortgage loan seller relate to future events, conditions and circumstances, including future expense levels, future increases in rents over current rental rates (including in circumstances where a tenant may currently be in a free or reduced rent period), future vacancy rates, the levels and stability of cash flows for properties with short term rentals (such as hospitality properties and self-storage facilities), commencement of occupancy and rent payments with respect to leases for which rentals have not yet commenced and/or a "free rent" period is still in effect, the re-leasing of vacant space and the continued leasing of occupied space, which will be affected by a variety of complex factors over which none of the depositor, the applicable mortgage loan seller, the master servicer or the special servicer have control. In certain cases, Net Operating Income includes rents paid on "dark" space by a tenant that has ceased operations at the subject mortgaged property prior to the end of its lease. In some cases, the Underwritten Net Operating Income set forth in this prospectus for any Mortgaged Property is higher, and may be materially higher, than the annual net operating income for such Mortgaged Property based on historical operating statements.

In determining Underwritten Net Operating Income for a Mortgaged Property, the applicable mortgage loan seller generally relied on rent rolls and/or other generally unaudited financial information provided by the respective borrowers; and in some cases, the appraisal, borrower budgets and/or local market information was the primary basis for the determination. From that information, the applicable mortgage

loan seller calculated stabilized estimates of cash flow that took into consideration historical financial statements (where available), appraiser estimates, borrower budgets, material changes in the operating position of a Mortgaged Property of which the applicable mortgage loan seller was aware (*e.g.*, current rent roll information including newly signed leases (regardless of whether the tenant has taken occupancy), near term rent steps, expirations of "free rent" periods, market rents, and market vacancy data), and estimated capital expenditures, leasing commissions and tenant improvement costs. In certain cases, the applicable mortgage loan seller's estimate of Underwritten Net Operating Income reflected differences from the information contained in the operating statements obtained from the respective borrowers (resulting in either an increase or decrease from the recent historical net operating income set forth therein) based upon the applicable mortgage loan seller's own analysis of such operating statements and the assumptions applied by the respective borrowers in preparing such statements and information. In certain instances, for example, property management fees and other expenses may have been taken into account in the calculation of Underwritten Net Operating Income even though such expenses may not have been reflected in actual historic operating statements. In most of those cases, the information was annualized, with some exceptions, before using it as a basis for the determination of Underwritten Net Operating Income. In certain cases with respect to certain credit rated tenants, or credit worthy tenants, the applicable mortgage loan seller may have calculated Underwritten Net Operating Income based on certain adjustments to the rental income, such as using the average rent due under the related lease from such tenant over such Mortgage Loan or lease term. Historical operating statements may not be available for newly constructed Mortgaged Properties, Mortgaged Properties with triple net leases, Mortgaged Properties that have recently undergone substantial renovations and newly acquired Mortgaged Properties.

[Specifically, the rental revenue included in the Net Operating Income is based on leases in place, leases that have been executed but the tenant is not yet paying rent, leases that are being negotiated and expected to be signed, additional space that a tenant has committed to take and in certain cases contractual rent steps generally within [12] months past the Cut-off Date, in certain cases certain appraiser estimates of rental income, and in some cases adjusted downward to market rates, with vacancy rates equal to the Mortgaged Property's historical rate, current rate, market rate or an assumed vacancy as determined by the related originator; plus any additional recurring revenue fees. In some cases the related originator included revenue otherwise payable by a tenant but for the existence of an initial "free rent" period or a permitted rent abatement while the leased space is built out. Additionally, in determining rental revenue for multifamily rental, manufactured housing community and self-storage properties, the related mortgage loan seller either reviewed rental revenue shown on the certified rolling [12]-month operating statements or annualized the rental revenue and reimbursement of expenses shown on rent rolls or recent partial year operating statements with respect to the prior one- to [12]-month periods or in some cases may have relied on information provided in the appraisal for market rental rates and vacancy.] [In some cases the related originator included revenue otherwise payable by a tenant but for the existence of an initial "free rent" period or a permitted rent abatement while the leased space is built out. See "—*Tenant Issues*" below.]

"Underwritten Net Operating Income DSCR", "Underwritten NOI DSCR" or "UW NOI DSCR" or means, with respect to any Mortgage Loan, (a) the Underwritten Net Operating Income for the related Mortgaged Property or Mortgaged Properties, divided by (b) the Annual Debt Service for such Mortgage Loan. In the case of a Mortgage Loan that is part of a Whole Loan, unless otherwise indicated, Underwritten Net Operating Income DSCR was calculated with respect to such Mortgage Loan including any related Pari Passu Companion Loan (but without regard to any related Subordinate Companion Loan).

With respect to the Mortgaged Properties that secure the Mortgage Loans listed in the following table, the respective Underwritten Net Operating Income DSCR was calculated based on the respective Cut-off Date Balance less a related earnout or holdback reserve. The respective Underwritten Net Operating Income DSCR calculated without adjusting for the related earnout or holdback reserve are as follows:

Mortgage Loan Name	% of Initial Pool Balance	Un-Adjusted Underwritten NOI DSCR	Earnout or Holdback Reserve Amount	Underwritten NOI DSCR
[____]......................................	[____]%	[____]x	$[____]	[____]x
[____]......................................	[____]%	[____]x	$[____]	[____]x
[____]......................................	[____]%	[____]x	$[____]	[____]x
[____]......................................	[____]%	[____]x	$[____]	[____]x
[____]......................................	[____]%	[____]x	$[____]	[____]x

The Underwritten Net Operating Income DSCRs are presented in this prospectus for illustrative purposes only and, as discussed above, are limited in their usefulness in assessing the current, or predicting the future, ability of a Mortgaged Property to generate sufficient cash flow to repay the related Mortgage Loan. Accordingly, no assurance can be given, and no representation is made, that the Underwritten Net Operating Income DSCRs accurately reflect that ability. See the definition of "*Underwritten Net Cash Flow DSCR*" for more information regarding the evaluation of debt service coverage ratios.

"Underwritten Revenues" with respect to any Mortgage Loan, means the gross potential rent (in certain cases, inclusive of rents under master leases with an affiliate of the borrower that relate to space not used or occupied by the master lease tenant, or, in the case of a hospitality property, room rent, food and beverage revenues and other hospitality income), subject to the assumptions and subjective judgments of each mortgage loan seller as described under the definition of "*Underwritten Net Operating Income*" in this prospectus. We cannot assure you that the assumptions made with respect to any Mortgaged Property will, in fact, be consistent with that Mortgaged Property's actual performance

["Underwritten EGI", "UW EGI" with respect to any Mortgaged Property, means the gross potential rent, recoveries and other income, less mark to market, vacancy and collection loss.]

"Units", "Rooms", "Pads", ["Beds"], ["Spaces"] or ["Acres"] means (a) in the case of a Mortgaged Property operated as multifamily housing, the number of apartments, regardless of the size of or number of rooms in such apartment, (b) in the case of a Mortgaged Property operated as a hospitality property, the number of guest rooms, (c) in the case of a Mortgaged Property operated as a manufactured housing property, if any, the number of pads for manufactured homes, [(d) in the case of a Mortgaged Property operated as student housing, the number of beds, (e) in the case of a Mortgaged Property operated as a parking lot or garage, the number of parking spaces and (f) in the case of a Mortgaged Property that is a leased fee, the number of acres].

"Weighted Average Mortgage Rate" means the weighted average of the Mortgage Rates as of the Cut-off Date.

Mortgage Pool Characteristics

Overview

[The issuing entity will include [____] Mortgage Loans, representing approximately [____]% of the Initial Pool Balance, that represent the obligations of multiple borrowers that are liable on a joint and several basis for the repayment of the entire indebtedness evidenced by the related Mortgage Loan and/or represent separate obligations of each borrower that are cross-collateralized and cross-defaulted with each other.]

See also "—*Certain Calculations and Definitions*" above for important general and specific information regarding the manner of calculation of the underwritten debt service coverage ratios and loan-to-value ratios. See also "—*Certain Terms of the Mortgage Loans*" below for important information relating to certain payment and other terms of the Mortgage Loans.

Property Types

The table below shows the property type concentrations of the Mortgaged Properties:

Property Type Distribution⁽¹⁾

Property Type	Number of Mortgaged Properties	Aggregate Cut-off Date Balance[1]	Approx. % of Initial Pool Balance
Retail			
[Anchored]..................................	[___]	$[___]	[___]%
[Unanchored]	[___]	[___]	[___]
Office...			
[CBD]	[___]	[___]	[___]
[Suburban]	[___]	[___]	[___]
[Medical]...................................	[___]	[___]	[___]
[Data Center].............................	[___]	[___]	[___]
Multifamily			
[Garden].....................................	[___]	[___]	[___]
[High Rise]	[___]	[___]	[___]
[Mid Rise]..................................	[___]	[___]	[___]
[Student Housing]	[___]	[___]	[___]
[Senior Housing]	[___]	[___]	[___]
Hospitality			
[Full Service]	[___]	[___]	[___]
[Limited Service]	[___]	[___]	[___]
[Select Service]	[___]	[___]	[___]
[Extended Stay]...........................	[___]	[___]	[___]
Mixed Use			
[Retail/Office]	[___]	[___]	[___]
[Retail/Parking]...........................	[___]	[___]	[___]
[Other]..	[___]	[___]	[___]
Industrial			
[Warehouse/distribution]..............	[___]	[___]	[___]
[Flex]	[___]	[___]	[___]
Manufactured Housing	[___]	[___]	[___]
Self-Storage	[___]	[___]	[___]
Other	[___]	[___]	[___]
Total...	**[___]**	**$[___]**	**[___]%**

_____

(1) Because this table presents information relating to Mortgaged Properties and not Mortgage Loans, the information for Mortgage Loans secured by more than one Mortgaged Property is based on Allocated Loan Amounts as set forth in Annex A-1.

Retail Properties. With respect to the retail properties[, mixed use properties and office properties] with retail components set forth in the above chart:

- [ADD DISCLOSURES REGARDING OPERATING COVENANTS, IF APPROPRIATE]

- [ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

See "*Risk Factors-Risks Relating to the Mortgage Loans—Retail Properties Have Special Risks*" and "*—Specialty Use Concentrations*" below and "*Risk Factors—Risks Relating to the Mortgage Loans— Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses*".

Office Properties. With respect to the office properties set forth in the above chart [and mixed use and industrial (flex) properties] that include office tenants:

- [ADD DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Retail Properties Have Special Risks*" and "*—Specialty Use Concentrations*" below and "*Risk Factors—Risks Relating to the Mortgage Loans— Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses*".

Multifamily Properties. With respect to the multifamily properties set forth in the above chart:

- [_____] Mortgaged Properties identified on Annex A-1 as [_____], securing approximately [____]% of the Initial Pool Balance by Allocated Loan Amount, have [ADD DISCLOSURES SPECIFICALLY RELATING TO TENANT TYPES (E.G., STUDENTS, MILITARY BASE PERSONNEL, EMPLOYEES OF A PARTICULAR INDUSTRY)]

- [ADD DISCLOSURES REGARDING PROPERTIES THAT ARE SUBJECT TO:

  1. RESTRICTIONS ON THE AGE OF TENANTS;

  2. GOVERNMENTAL ASSISTANCE/RENT SUBSIDY PROGRAMS SUCH AS THE SECTION 8 TENANT-BASED ASSISTANCE RENTAL CERTIFICATE PROGRAM OF THE U.S. DEPARTMENT OF HOUSING AND URBAN DEVELOPMENT OR A SIMILAR PROGRAM;

  3. STATE AND LOCAL REGULATIONS, ORDINANCE OR AFFORDABLE HOUSING COVENANTS, WHICH MAY AFFECT THE BUILDING OWNER'S ABILITY TO INCREASE RENT TO MARKET RENT FOR AN EQUIVALENT APARTMENT OR MAY REQUIRE THE BUILDING OWNER TO RENT UNITS TO INDIVIDUALS MEETING LOW INCOME REQUIREMENTS; AND

  4. ANY TAX CREDIT OR PILOT PROGRAM]

- [ADD DISCLOSURES REGARDING PROPERTIES THAT ARE RESIDENTIAL COOPERATIVE BUILDINGS AND THE LENDER UNDER THE BUILDING ARE OWNED OR LEASED BY A NON-PROFIT RESIDENTIAL COOPERATIVE CORPORATION]

- [ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Multifamily Properties Have Special Risks*".

Hospitality Properties. With respect to the hospitality properties set forth in the above chart:

- [[_____] Mortgaged Properties identified on Annex A-1 as [_____], securing approximately [____]% of the Initial Pool Balance by Allocated Loan Amount, are flagged hospitality properties that are affiliated with any franchise or hospitality management company through a franchise or management agreement, and describe any material issues with respect to franchise agreement.]

The following table shows the breakdown of each Mortgaged Property associated with a hotel brand through a license, franchise agreement, operating agreement or management agreement.

Mortgaged Property Name	Mortgage Loan Cut-off Date Balance	Percentage (%) of the Initial Pool Balance by Allocated Loan Amount	Expiration/Termination of Related License/ Franchise Agreement, Operating Agreement or Management Agreement	Maturity Date of the related Mortgage Loan	Upfront PIP Reserve	Renewal Option
[___]	$[___]	[___]%	[___]	[___]	$[___]	[Yes/No]

- [[_____] Mortgaged Properties identified on Annex A-1 as [_____], securing approximately [____]% of the Initial Pool Balance by Allocated Loan Amount, are not flagged hospitality properties];

- [ADD DISCLOSURES REGARDING PROPERTIES THAT MAY DERIVE A SIGNIFICANT PORTION OF THE REVENUE FROM THE OPERATIONS OF ENTERTAINMENT COMPLEXES THAT INCLUDE RESTAURANTS, LOUNGES, NIGHTCLUBS AND/OR BANQUET AND MEETING SPACES]

- [ADD DISCLOSURES REGARDING PROPERTIES WITH ANY LIQUOR LICENSING ISSUES]

- [ADD DISCLOSURES REGARDING MORTGAGED PROPERTIES THAT ARE SUBJECT TO CERTAIN PIP AND OTHER RENOVATION AND REPLACEMENT REQUIREMENTS UNDER THE RELATED FRANCHISE AGREEMENT AND FRANCHISOR PROGRAM REQUIREMENTS] See "—*Redevelopment, Renovation and Expansion*" below.]

- [ADD DISCLOSURES REGARDING ANY ISSUES WITH THE FRANCHISE AGREEMENT, LICENSES AND MANAGEMENT AGREEMENT, IF APPROPRIATE]

- [ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Risks Relating to Affiliation with a Franchise or Hotel Management Company*" and "*—Hospitality Properties Have Special Risks*" and "*—Specialty Use Concentrations*" below and "*Risk Factors—Risks Relating to the Mortgage Loans—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses*".

Self-Storage Properties. With respect to the self-storage properties set forth in the above chart:

- [ADD DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

[[__] Mortgaged Properties identified on Annex A-1 as [_____], representing [__]% of the Initial Pool Balance by Allocated Loan Amount derive a portion of the Underwritten Revenue from one or more of (a) rent derived from truck rentals located at the related Mortgaged Property, (b) rent derived from cell tower leases, (c) the leasing of certain parking spaces located at the related Mortgaged Properties for purposes of recreational vehicle and boat storage and/or (d) rent derived from commercial/retail tenants operating at the related Mortgaged Property.]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Self-Storage Properties Have Special Risks*".

Mixed Use Properties. With respect to the mixed-use properties set forth in the above chart:

- [Each of the mixed use Mortgaged Properties has one or more retail, office, parking and/or multifamily components.] See "*Risk Factors—Risks Relating to the Mortgage Loans—Retail Properties Have Special Risks*", "*—Office Properties Have Special Risks*" and "*—Multifamily Properties Have Special Risks*", as applicable.

- [ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

Certain of the mixed use Mortgaged Properties may have specialty uses. See "—*Specialty Use Concentrations*" below.

See "*Risk Factors—Risks Relating to the Mortgage Loans—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses*".

Industrial Properties. With respect to the industrial properties set forth in the above chart:

- [ADD DISCLOSURES REGARDING COLD STORAGE FACILITIES]

- [ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

[[__] Mortgaged Properties identified on Annex A-1 as [_____], representing [__]% of the Initial Pool Balance by Allocated Loan Amount derive a portion of the Underwritten Revenues from revenue from (a) rent derived from the leasing of office space at the Mortgaged Property and (b) rent derived from cell tower leases.]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Industrial Properties Have Special Risks*".

Manufactured Housing Community Properties. With respect to the manufactured housing community set forth in the above chart:

- [[___] [(__)] Mortgaged Properties identified on Annex A-1 as [_____], securing approximately [____]% of the Initial Pool Balance by Allocated Loan Amount, are recreational vehicle resorts or have a significant portion of the properties that are intended for short-term recreational vehicle hook-ups.]

- [DESCRIBE ANY PORTION OF MANUFACTURED HOUSING COMMUNITY PROPERTIES THAT ARE NOT PART OF THE COLLATERAL OR INCLUDED IN THE UNDERWRITING]

- [ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Manufactured Housing Community Properties Have Special Risks*".

Specialty Use Concentrations. Certain Mortgaged Properties have one or more tenants that operate their space as a specialty use that may not allow the space to be readily converted to be suitable for another type of tenant.

- [ADD DISCLOSURES REGARDING PROPERTIES WITH MATERIAL TENANTS THAT OPERATE THEIR SPACE AS SPECIALTY USES]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses*".

Significant Mortgage Loans and Significant Obligors

[The Mortgaged Property identified on Annex A-1 as [_____], securing a Mortgage Loan that represents approximately [__]%, of the Initial Pool Balance, is a "significant obligor" as such term is used in Items 1101 and 1112 of Regulation AB with respect to this offering. See Annex A-1.]

[INCLUDE INFORMATION REQUIRED BY ITEM 1112(a) AND (b) FOR EACH SIGNIFICANT OBLIGOR]

Mortgage Loan Concentrations

Top Ten Mortgage Loans or Groups of Cross-Collateralized Mortgage Loans

The following table shows certain information regarding the ten largest Mortgage Loans or groups of crossed loans by Cut-off Date Balance:

Loan Name	Mortgage Loan Cut-off Date Balance	Approx. % of Initial Pool Balance	Loan per Unit[1]	UW NCF DSCR[1]	Cut-off Date LTV Ratio[1]	U/W NOI Debt Yield	Property Type
[_____]...........................	$[_____]	[____]%	$[_____]	[____]x	[____]%	[____]%	[_____]
[_____]...........................	$[_____]	[____]%	$[_____]	[____]x	[____]%	[____]%	[_____]
[_____]...........................	$[_____]	[____]%	$[_____]	[____]x	[____]%	[____]%	[_____]
[_____]...........................	$[_____]	[____]%	$[_____]	[____]x	[____]%	[____]%	[_____]
Top 10 Total/Weighted Average.................................	**$[_____]**	**[____]%**		**[____]x**	**[____]%**	**[____]%**	

(1) In the case of each of the Mortgage Loans that is part of an AB Whole Loan, the calculation of the Loan per Unit, UW NCF DSCR and Cut-off Date LTV Ratio for each such Mortgage Loan is calculated based on the principal balance, debt service payment and Underwritten Net Cash Flow for the Mortgage Loan included in the issuing entity and the related Pari Passu Companion Loan in the aggregate, but excludes the principal balance and debt service payment of any related Subordinate Companion Loan.

(2) [ADD OTHER FOOTNOTES, IF APPROPRIATE]

See "—*Assessments of Property Value and Condition*" for additional information.

For more information regarding the ten largest Mortgage Loans and/or loan concentrations and related Mortgaged Properties, see the individual Mortgage Loan and portfolio descriptions under "*Description of Top Ten Mortgage Loans and Additional Mortgage Loan Information*" in Annex A-3. Other than with respect to the top ten Mortgage Loans identified in the table above, each of the other Mortgage Loans represents no more than [_____]% of the Initial Pool Balance.

See "*Risk Factors—Risks Relating to the Mortgage Loans-—Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses*".

Cross-Collateralized Mortgage Loans; Multi-Property Mortgage Loans and Related Borrower Mortgage Loans

The pool of Mortgage Loans will include [_____] Mortgage Loans, set forth in the table below entitled "Cross-Collateralized/Multi-Property Mortgage Loans", representing approximately [_____]% of the Initial Pool Balance, which are each secured by two or more properties. In some cases, however, the amount of the mortgage lien encumbering a particular property may be less than the full amount of indebtedness under the Mortgage Loan, generally to minimize recording tax. In such instances, the mortgage amount may equal a specified percentage (generally ranging from [____]% to [____]%, inclusive) of the appraised value or Allocated Loan Amount for the particular Mortgaged Property. This would limit the extent to which proceeds from that property would be available to offset declines in value of the other Mortgaged Properties securing the same Mortgage Loan or group of cross-collateralized Mortgage Loans.

The table below shows each individual Mortgage Loan that is secured by two or more Mortgaged Properties and each group of cross-collateralized Mortgage Loans.

Cross-Collateralized/Multi-Property Mortgage Loans

Mortgage Loan/Property Portfolio Names	Aggregate Cut-off Date Balance	Approx. % of Initial Pool Balance
[_____]	$[_____]	[_____]%
[_____]	[_____]	[_____]
[_____]	[_____]	[_____]
[_____]	[_____]	[_____]
[_____]	[_____]	[_____]
Total	**$[_____]**	**[_____]%**

[In some cases, an individual Mortgaged Property may be comprised of two or more parcels that may not be contiguous or may be owned by separate borrowers. For example, with respect to the Mortgage Loans secured by the Mortgaged Properties identified as [_____] on Annex A-1, representing approximately [_____]% of the Initial Pool Balance, the related Mortgaged Properties are comprised of more than one (1) parcel, which in some cases are owned by separate borrowers.]

[[_____] groups of Mortgage Loans, set forth in the table below entitled "Related Borrower Loans", representing approximately [_____]% of the Initial Pool Balance, are not cross-collateralized but have borrower sponsors related to each other, but no group of Mortgage Loans having borrower sponsors that are related to each other represents more than approximately [____]% of the Initial Pool Balance. The following table shows each group of Mortgage Loans having borrowers that are related to each other. See "*Risk Factors—Risks Relating to the Mortgage Loans—Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses*" in addition to Annex A-1.]

Related Borrower Loans (Other than Cross-Collateralized Groups)

Mortgage Loan	Aggregate Cut-off Date Principal Balance	Approx. % of Initial Pool Balance
Group [____]:		
[_____]	$[_____]	[_____]%
[_____]	[_____]	[_____]
Total for Group [____]:..	**$[_____]**	**[_____]%**
Group [__]:		
[_____]]	$[_____]	[_____]%
[_____]	[_____]	[_____]
Total for Group [__]:..	**$[_____]**	**[_____]%**

[ADD ADDITIONAL LOAN GROUPS]

Mortgage loans with related borrowers are identified under "Related Borrower" on Annex A-1. See "*Risk Factors—Risks Relating to the Mortgage Loans—Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses*" in addition to Annex A-1 and the related footnotes.

Geographic Concentrations

This table shows the states that have concentrations of Mortgaged Properties that secure [___]% or more of the Initial Pool Balance:

Geographic Distribution[1]

State[2]	Number of Mortgaged Properties	Aggregate Cut-off Date Balance	% of Initial Pool Balance
[___]	[___]	$[___]	[___]%
[___]	[___]	$[___]	[___]%
[___]	[___]	$[___]	[___]%
[___]	[___]	$[___]	[___]%
[___]	[___]	$[___]	[___]%
[___]	[___]	$[___]	[___]%
[___]	[___]	$[___]	[___]%
[___]	[___]	$[___]	[___]%

[1] Because this table presents information relating to Mortgaged Properties and not the Mortgage Loans, the information for any Mortgaged Property that is one of multiple Mortgaged Properties securing a particular Mortgage Loan is based on an Allocated Loan Amount as stated in Annex A-2.

[2] [ADD APPROPRIATE FOOTNOTES]

The remaining Mortgaged Properties are located throughout [_____] other states, with no more than [_____]% of the Initial Pool Balance by Allocated Loan Amount secured by Mortgaged Properties located in any such jurisdiction.

Certain Mortgaged Properties are located in the following geographic areas or the regions of the United States that are more susceptible to [an economic downturn, natural disasters or hazards, terrorist attacks or political crises]:

Mortgaged Properties securing approximately [____]% of the Initial Pool Balance by Allocated Loan Amount, are located in [NAMES OF STATES], and may be more generally susceptible to floods or hurricanes than properties in other parts of the country.

Mortgaged Properties securing approximately [____]% of the Initial Pool Balance by Allocated Loan Amount, are located in [_____] and are more susceptible to wildfires.

Mortgaged Properties securing approximately [____]% of the Initial Pool Balance by Allocated Loan Amount, are located in areas that are considered a high earthquake risk (seismic zones 3 or 4), and seismic reports were prepared with respect to these Mortgaged Properties, and based on those reports, no Mortgaged Property has a seismic expected loss greater than [__]%.

[ADD DISCLOSURES REGARDING ANY PROPERTIES LOCATED IN A US TERRITORY OR FOREIGN COUNTRY. [The unpaid principal balance, as of the Cut-off Date, of the loans secured by such properties will not be in excess of 10% of the Initial Pool Balance.]

[ADD ADDITIONAL DISCLOSURES REGARDING GEOGRAPHICAL CONCENTRATION, IF APPROPRIATE]

Mortgaged Properties With Limited Prior Operating History

[___] of the Mortgage Loans secured by the Mortgaged Properties identified on Annex A-1 as [____], representing approximately [___]% of the Initial Pool Balance, are each secured by Mortgaged Properties that were constructed or substantially renovated or in a lease-up period or were acquired within the [12]-month period preceding the origination of the Mortgage Loan and have no or limited prior operating history and/or lack historical financial figures and information.

[ADD ADDITIONAL DISCLOSURES REGARDING LIMITED PRIOR OPERATING HISTORY, IF APPROPRIATE.]

See *"Risk Factors—Risks Relating to the Mortgage Loans––Limited Information Causes Uncertainty"*.

Tenancies-in-Common

[___] [(__)] Mortgaged Properties identified as [_____] on Annex A-1, representing [__]% of the Initial Pool Balance, have one or more borrowers that own all or a portion of the related Mortgaged Property as tenants-in-common, and the respective tenants-in-common have agreed to a waiver of their rights of partition. See "*Risk Factors—Risks Relating to the Mortgage Loans—Tenancies-in-Common May Hinder Recovery*".

[ADD ADDITIONAL DISCLOSURES REGARDING TENANCIES-IN-COMMON, IF APPROPRIATE]

See "*Risk Factors—Risks Relating to the Mortgage Loans—The Borrower's Form of Entity May Cause Special Risks*" and "*—Tenancies-in-Common May Hinder Recovery*".

[Condominium Interests

[__] of the Mortgage Loans secured by Mortgaged Properties identified on Annex A-1 as [_____] and [_____], representing approximately [__]% and [__]%, respectively, of the Initial Pool Balance, respectively, are secured, in certain cases, in part, by the related borrower's interest in one or more units in a condominium. [With respect to all such Mortgage Loans (other than as described below)], the borrower generally controls the appointment and voting of the condominium board or the condominium owners cannot take actions or cause the condominium association to take actions that would affect the borrower's unit without the borrower's consent.]

[Add disclosures regarding the condominium documents, if appropriate.]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Condominium Ownership May Limit Use and Improvements*".]

Fee & Leasehold Estates; Ground Leases

The table below shows the distribution of underlying interests encumbered by the mortgages related to the Mortgaged Properties:

Property Ownership Interest[(1)]

Property Ownership Interest	Number of Mortgaged Properties	Aggregate Cut-off Date Balance	Approx. % of Initial Pool Balance
Fee[(2)]	[__]	$[__]	[__]%
Leasehold	[__]	[__]	[__]
Fee/Leasehold	[__]	[__]	[__]
Total	**[__]**	**$[__]**	**[__]%**

---

(1)   Because this table presents information relating to Mortgaged Properties and not Mortgage Loans, the information for Mortgage Loans secured by more than one Mortgaged Property is based on Allocated Loan Amounts as set forth in Annex A-2.

(2)   May include mortgaged properties constituting the borrower's leasehold interest in the mortgaged property along with the corresponding fee interest of the ground lessor in such mortgaged property.

In general, unless the related fee interest is also encumbered by the related Mortgage, each of the ground leases has a term that extends at least 20 years beyond the maturity date of the Mortgage Loan (taking into account all freely exercisable extension options) and, except as noted below or in the

exceptions to representation number 34 in Annex D-1 indicated on Annex D-2, contains customary mortgagee protection provisions, including notice and cure rights and the right to enter into a new lease with the applicable ground lessor in the event a ground lease is rejected or terminated.

Mortgage loans secured by ground leases present certain bankruptcy and foreclosure risks not present with Mortgage Loans secured by fee simple estates. See "*Risk Factors—Risks Relating to the Mortgage Loans—Risks Related to Ground Leases and Other Leasehold Interests*" and "*—Leased Fee Properties Have Special Risks*", "*Certain Legal Aspects of Mortgage Loans—Foreclosure*" and "*Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws*".

Environmental Considerations

[An environmental report was prepared for each Mortgaged Property securing a Mortgage Loan no more than [12] months prior to the Cut-off Date. See Annex A-1 for the date of the environmental report for each Mortgaged Property. The environmental reports were generally prepared pursuant to the American Society for Testing and Materials standard for a "Phase I" environmental site assessment. In addition to the Phase I standards, some of the environmental reports will include additional research, such as limited sampling for asbestos-containing material, lead-based paint, radon or water damage with limited areas of potential or identified mold, depending on the property use and/or age. Additionally, as needed pursuant to American Society for Testing and Materials standards, supplemental "Phase II" site investigations have been completed for some Mortgaged Properties to further evaluate certain environmental issues, including certain recognized environmental conditions. A Phase II investigation generally consists of sampling and/or testing.]

[ADD DISCLOSURES REGARDING MORTGAGED PROPERTIES WITH RESPECT TO WHICH THE RELATED ENVIRONMENTAL REPORTS HAVE REVEALED MATERIAL ADVERSE CONDITIONS OR CIRCUMSTANCES AT A MORTGAGED PROPERTY:

- THAT WERE REMEDIATED OR ABATED BEFORE THE ORIGINATION DATE OF THE RELATED MORTGAGE LOAN OR ARE ANTICIPATED TO BE REMEDIATED OR ABATED BEFORE THE CLOSING DATE;

- FOR WHICH AN OPERATIONS AND MAINTENANCE PLAN, ABATEMENT AS PART OF ROUTINE MAINTENANCE OR PERIODIC MONITORING OF THE MORTGAGED PROPERTY OR NEARBY PROPERTIES WILL BE IN PLACE OR RECOMMENDED;

- FOR WHICH AN ESCROW, GUARANTY OR LETTER OF CREDIT FOR THE REMEDIATION WILL HAVE BEEN ESTABLISHED PURSUANT TO THE TERMS OF THE RELATED MORTGAGE LOAN;

- FOR WHICH AN ENVIRONMENTAL INSURANCE POLICY WILL HAVE BEEN OBTAINED FROM A THIRD PARTY INSURER;

- FOR WHICH THE PRINCIPAL OF THE BORROWER OR ANOTHER FINANCIALLY RESPONSIBLE PARTY WILL HAVE PROVIDED AN INDEMNITY OR WILL HAVE BEEN REQUIRED TO TAKE, OR WILL BE LIABLE FOR THE FAILURE TO TAKE, SUCH ACTIONS, IF ANY, WITH RESPECT TO SUCH MATTERS AS WILL HAVE BEEN REQUIRED BY THE APPLICABLE GOVERNMENTAL AUTHORITY OR RECOMMENDED BY THE ENVIRONMENTAL REPORTS;

- FOR WHICH SUCH CONDITIONS OR CIRCUMSTANCES HAVE BEEN INVESTIGATED FURTHER AND THE ENVIRONMENTAL CONSULTANT RECOMMENDED NO FURTHER ACTION OR REMEDIATION;

- AS TO WHICH THE BORROWER OR OTHER RESPONSIBLE PARTY WILL HAVE OBTAINED, OR WILL BE REQUIRED TO OBTAIN POST-CLOSING, A "NO FURTHER ACTION" LETTER

OR OTHER EVIDENCE THAT GOVERNMENTAL AUTHORITIES WOULD NOT BE REQUIRING FURTHER ACTION OR REMEDIATION;

- THAT WOULD REQUIRE SUBSTANTIAL CLEANUP, REMEDIAL ACTION OR OTHER EXTRAORDINARY RESPONSE UNDER ENVIRONMENTAL LAWS;

- AS TO WHICH THE RELATED BORROWER HAS OBTAINED ENVIRONMENTAL INSURANCE; OR

- FOR WHICH THE RELATED BORROWER WILL HAVE AGREED TO SEEK A "CASE CLOSED" OR SIMILAR STATUS FOR THE ISSUE FROM THE APPLICABLE GOVERNMENTAL AGENCY.]

[ADD ADDITIONAL DISCLOSURES RELATING TO ENVIRONMENTAL ISSUES.]

Redevelopment, Renovation and Expansion

Certain of the Mortgaged Properties are properties which are currently undergoing or are expected to undergo redevelopment, renovation or expansion, including with respect to hospitality properties, executing property improvement plans ("PIPs") required by the franchisors. Below are descriptions of certain of such Mortgaged Properties.

[INSERT ANY SPECIFIC DISCLOSURES RELATING TO THE MORTGAGED PROPERTIES WHICH ARE CURRENTLY UNDERGOING OR, IN THE FUTURE, ARE EXPECTED TO UNDERGO MATERIAL REDEVELOPMENT, RENOVATION OR EXPANSION, INCLUDING WITH RESPECT TO HOSPITALITY PROPERTIES, PIP REQUIRED BY THE FRANCHISORS.]

Certain risks related to redevelopment, renovation and expansion at a Mortgaged Property are described in "*Risk Factors—Risks Relating to the Mortgage Loans—Risks Related to Redevelopment, Expansion and Renovation at Mortgaged Properties*".

[Assessment of Property Value and Condition

[INSERT ANY SPECIFIC DISCLOSURES RELATING TO THE MORTGAGED PROPERTIES WITH ANY MATERIAL ISSUES NOTED IN THE APPRAISALS, ENGINEERING REPORTS AND ZONING AND SEISMIC REPORTS TO THE EXTENT NOT DISCLOSED UNDER "REDEVELOPMENT, RENOVATION AND EXPANSION" ABOVE.]

Litigation and Other Considerations

[INSERT ANY SPECIFIC LITIGATION ISSUES, CONDEMNATION PROCEEDINGS OR SIMILAR DISCLOSURES REGARDING THE MORTGAGED PROPERTIES, THE BORROWERS OR SPONSORS.]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Litigation Regarding the Mortgaged Properties or Borrowers May Impair Your Distributions*".

Loan Purpose; Default History, Bankruptcy Issues and Other Proceedings

- [_____] of the Mortgage Loans, representing approximately [_____]% of the Initial Pool Balance, were originated in connection with the borrower's acquisition of the related Mortgaged Property.

- [_____] of the Mortgage Loans, representing [_____]% of the Initial Pool Balance, were originated in connection with the borrower's refinancing of a previous mortgage loan. [Insert a disclosure regarding a refinancing of any loan that was in default or in special servicing at the time of refinancing or subject to a discounted pay-offs or workout.]

- [[_____] of the Mortgage Loans, representing [_____]% of the Initial Pool Balance, were originated in connection with the recapitalization of the sponsor.]

- [[_____] Mortgage Loans, representing approximately [_____]% of the Initial Pool Balance, were modified due to previous delinquencies or impending delinquencies.]

- [ADD DISCLOSURES REGARDING ANY CURRENT MATERIAL TENANT THAT IS OR WAS A PARTY TO BANKRUPTCY PROCEEDINGS]

- [ADD DISCLOSURES REGARDING ANY MATERIAL PRIOR BORROWER/SPONSOR/GUARANTOR THAT WAS A PARTY TO BANKRUPTCY PROCEEDINGS, FORECLOSURE PROCEEDINGS, DEED-IN-LIEU OF FORECLOSURE TRANSACTIONS AND/OR MORTGAGE LOAN WORKOUTS]

- [ADD ANY OTHER MATERIAL MORTGAGE LOAN SPECIFIC BANKRUPTCY ISSUES OR PAYMENT OR NON-PAYMENT DEFAULT HISTORY OF THE BORROWER, GUARANTOR, SPONSOR OR ANY OTHER PARTY TO A MORTGAGE LOAN, IF APPROPRIATE.]

Certain risks relating to bankruptcy proceedings are described in "*Risk Factors—Risks Relating to the Mortgage Loans—A Bankruptcy Proceeding May Result in Losses and Delays in Realizing on the Mortgage Loans*", "*—Litigation Regarding the Mortgaged Properties or Borrowers May Impair Your Distributions*" and "*Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws*".

Tenant Issues

Tenant Concentrations

The Mortgaged Properties have tenant concentrations as set forth below:

- [_____] of the Mortgaged Properties, securing in whole or in part [__] Mortgage Loans, representing approximately [__]% of the Initial Pool Balance by Allocated Loan Amount are leased to a single tenant.

- [_____] is one of the five largest tenants by NRSF as set forth in Annex A-1 at [__] of the mortgaged properties securing [_____] Mortgage Loans, representing in the aggregate approximately [__]% of the aggregate principal balance of the pool of Mortgage Loans as of the Cut-off Date by Allocated Loan Amount.

- [ADD DISCLOSURES REGARDING SINGLE TENANTS, IF APPROPRIATE].

See "*—Lease Expirations and Terminations*" below, "*Risk Factors—Risks Relating to the Mortgage Loans—Risks of Commercial and Multifamily Lending Generally*", "*—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases—A Tenant Concentration May Result in Increased Losses*" and "*—Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses*".

Lease Expirations and Terminations

Expirations. Certain of the Mortgaged Properties are subject to tenant leases that expire before the maturity date of the related Mortgage Loan. For tenant lease expiration information in the form of a lease rollover chart relating to each of the top ten Mortgage Loans, see the related summaries attached as Annex A-3 to the prospectus. In addition, see Annex A-1 for tenant lease expiration dates for the five largest tenants (based on net rentable area leased) at each retail, office, mixed use and industrial Mortgaged Property. Even if none of the top five tenants at a particular Mortgaged Property as identified on Annex A-1 have leases that expire before, or shortly after, the maturity of the related Mortgage Loan, there may still be a significant percentage of leases at a particular Mortgaged Property that expire in a single calendar year, a rolling 12-month period or prior to, or shortly after, the maturity of a Mortgage

Loan. Furthermore, some of the Mortgaged Properties have significant leases or a significant concentration of leases that expire before, or shortly after, the maturity of the related Mortgage Loan. Identified below are certain material lease expirations or concentrations of lease expirations with respect to the Mortgaged Properties:

- In certain cases, the lease of a single tenant, major tenant or anchor tenant at a multi-tenanted Mortgaged Property expires prior to the maturity date of the related Mortgage Loan.

  With respect to the Mortgage Loans secured, in whole or in part, by the Mortgaged Property identified in the table below, such Mortgaged Property is occupied by a single tenant under a lease which expires prior to, or in the same year of, the maturity or anticipated repayment date of the related Mortgage Loan.

Mortgaged Property Name	% of the Initial Pool Balance by Allocated Loan Amount	Lease Expiration Date	Maturity Date
[___]	[___]%	[___]	[___]

- With respect to the Mortgaged Properties shown in the table below, one or more leases representing 50% or greater of the net rentable square footage of the related Mortgaged Property (excluding Mortgaged Properties leased to a single tenant and set forth in the bullet above) expire in a single calendar year prior to, or the same year as, the maturity of the related Mortgage Loan. There may be other Mortgaged Properties as to which leases representing at least 50% or greater of the net rentable square footage of the related Mortgaged Property expire over several calendar years prior to maturity of the related Mortgage Loan.

Mortgaged Property Name	Tenant Name	% of the Initial Pool Balance by Allocated Loan Amount	% of NRSF Expiring	Date of Expiration	Maturity Date
[___]	[___]	[___]%	[___]%	[___]	[___]
[___]	[___]	[___]%	[___]%	[___]	[___]
[___]	[___]	[___]%	[___]%	[___]	[___]
[___]	[___]	[___]%	[___]%	[___]	[___]
[___]	[___]	[___]%	[___]%	[___]	[___]
[___]	[___]	[___]%	[___]%	[___]	[___]
[___]	[___]	[___]%	[___]%	[___]	[___]
[___]	[___]	[___]%	[___]%	[___]	[___]
[___]	[___]	[___]%	[___]%	[___]	[___]
[___]	[___]	[___]%	[___]%	[___]	[___]
[___]	[___]	[___]%	[___]%	[___]	[___]
[___]	[___]	[___]%	[___]%	[___]	[___]
[___]	[___]	[___]%	[___]%	[___]	[___]
[___]	[___]	[___]%	[___]%	[___]	[___]
[___]	[___]	[___]%	[___]%	[___]	[___]

- In addition, with respect to certain other Mortgaged Properties, there are leases that represent in the aggregate a material portion (but less than 50%) of the net rentable square footage of the related Mortgaged Property that expire in a single calendar year prior to, or shortly after, the maturity of the related Mortgage Loan.

- [ADD DISCLOSURES REGARDING OTHER TENANT LEASE EXPIRATION ISSUES, IF APPROPRIATE]

  See Annex A-1 for tenant lease expiration dates for the five largest tenants (based on net rentable area leased) at each retail, office, mixed use and industrial Mortgaged Property.

Terminations. In addition to termination options tied to certain triggers as described in "*Risk Factors— Risks Relating to the Mortgage Loans—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases—Early Lease Termination Options May Reduce Cash Flow*" that are common with respect to retail properties, certain tenant leases permit the related tenant to

terminate its lease at any time. For example (with respect to the largest [20] Mortgage Loans and the largest five tenants at each Mortgaged Property as identified on Annex A-1):

[ADD DISCLOSURE RELATING TO UNILATERAL TERMINATION RIGHTS].

[With respect to the largest five tenants at each Mortgaged Property as set forth in Annex A-1, set forth below are government tenants with leases subject to unilateral termination or termination contingent upon the tenant's failure to appropriate sufficient funding.]

Mortgage Loan Name	% of the Initial Pool Balance by Allocated Loan Amount	Tenant Name	% of Net Rentable Area
[_____]..................................	[__]%	[_____]	[__]%
[_____]..................................	[__]%	[_____]	[__]%
[_____]..................................	[__]%	[_____]	[__]%

See Annex A-3 for more information on material termination options relating to the largest [20] Mortgage Loans.

Other. Tenants under certain leases included in the Underwritten Net Cash Flow, Underwritten NOI and/or Occupancy may not be in physical occupancy, may not have begun paying rent or may be in negotiation. For example, [with respect to single tenant properties or tenants that are one of the top five tenants at a Mortgaged Property identified on Annex A-1 or tenants individually or in the aggregate representing more than 25% of the net rentable area at the Mortgaged Property, certain of such tenants have not taken possession or commenced paying rent as set forth below] [with respect to the largest [20] Mortgage Loans and the five largest tenants identified on Annex A-1]:

- [ADD DISCLOSURES REGARDING TENANTS OF THE MORTGAGED PROPERTIES THAT HAVE EXECUTED LEASES, BUT HAVE NOT YET TAKEN OCCUPANCY OR HAVE SIGNED A LETTER OF INTENT BUT NOT EXECUTED A LEASE WITH RESPECT TO THE RELATED SPACE.]

- [ADD DISCLOSURES REGARDING TENANTS WHOSE LEASE TERMS ARE UNDER NEGOTIATION BUT NOT YET SIGNED.]

- [ADD DISCLOSURES REGARDING TENANTS THAT ARE IN RENT ABATEMENT PERIODS.]

- [ADD OTHER DISCLOSURES REGARDING TENANT ISSUES, IF APPROPRIATE.]

See *"Risk Factors—Risks Relating to the Mortgage Loans—Underwritten Net Cash Flow Could Be Based On Incorrect or Failed Assumptions"*.

See Annex A-3 for more information on other tenant matters relating to the largest [20] Mortgage Loans.

Purchase Options and Rights of First Refusal

Below are certain purchase options and rights of first refusal to purchase all or a portion of the Mortgaged Property with respect to certain of the Mortgaged Properties.

- [INSERT ANY PURCHASE OPTIONS AND RIGHTS OF FIRST REFUSAL.]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases—Leases That Are Not Subordinated to the Lien of the Mortgage or Do Not Contain Attornment Provisions May Have an Adverse Impact at Foreclosure*".

[Credit Lease Loans]

[__] Mortgage Loans (the "Credit Lease Loans"), representing approximately [____]% of the Initial Pool Balance, are backed by lease obligations (a "Credit Lease") of a tenant (each, a "Tenant"). Each Credit Lease has a primary lease term (the "Primary Term") that expires on or after the maturity date of the related Credit Lease Loan. The Credit Lease Loans are scheduled to be repaid from scheduled monthly rental payments ("Monthly Rental Payments") which are equal to or greater than the scheduled payment of all principal, interest and other amounts due each month on the related Credit Lease Loan. Notwithstanding the foregoing, the borrowers remain liable for all obligations under the Credit Lease Loans (subject to the non-recourse provisions).

The following table sets forth certain information regarding the Credit Lease Loans:

Property Name	Cut-off Date Balance	Percentage Of Initial Pool Balance	Tenant/Lease Guarantor	Lease Type
		%		
		%		
		%		
		%		
		%		
		%		
		%		

---

(1)   The tenant may cancel the Credit Lease under certain circumstances in the event of a casualty or condemnation [(or, with respect to the [_____] Mortgage Loan, condemnation only)] of the related Mortgaged Property without the payment of the outstanding principal amount of the related Credit Lease Loan plus all accrued interest. The related borrower has obtained an insurance policy to cover the occurrences of certain rent abatement or termination rights of the tenant.

(2)   The borrower is responsible for structural repairs. Monthly reserves have been established and are taken from the tenant's lease payments to cover this obligation.

[With respect to [__] Credit Lease Loans (identified as [__] and [__] on Annex A-1), representing approximately [____]% of the Initial Pool Balance, interest payments are due on the first day of each month and are calculated based upon a 30 day month and a 360 day year. Principal payments, per a schedule, are due on the first day of each calendar year. Those principal payments are scheduled to correspond with payments due under the related leases.]

Each mortgagor under a Credit Lease Loan has assigned to the mortgagee of the related Credit Lease Loan (each, a "Credit Lease Assignment"), as security for the mortgagor's obligations, the mortgagor's rights under the Credit Leases and its rights to all income and profits to be derived from the operation and leasing of the related property (each, a "Credit Lease Property"), including, but not limited to, an assignment of any guarantee of the Tenant's obligations under the Credit Lease and an assignment of the right to receive all Monthly Rental Payments and any other sums due under the Credit Leases.

Each Credit Lease generally provides that the related Tenant must pay all real property taxes and assessments levied or assessed against the related Credit Lease Property, all charges for utility services and other operating expenses incurred in connection with the operation of the related Credit Lease Property. Generally, each Credit Lease Loan provides that if the Tenant defaults beyond applicable notice and grace periods in the performance of any covenant or agreement of that Credit Lease (a "Credit Lease Default") and the related borrower defaults in its performance under that Credit Lease Loan, the mortgagee may exercise rights under the related Credit Lease Assignment to require the related mortgagor either (1) to terminate that Credit Lease or (2) not to terminate that Credit Lease and exercise any of its rights. A default under a Credit Lease will constitute a default under the related Credit Lease Loan.

While each Credit Lease requires the Tenant to fulfill its payment and maintenance obligations during the term of the Credit Lease, in some cases the Tenant has not covenanted to operate the related Credit

Lease Property for the term of the Credit Lease, and the Tenant may at any time cease actual operations at the Credit Lease Property, but it remains obligated to continue to meet all of its obligations under the Credit Lease.

With respect to [__] Credit Lease Loans which are not secured by the assignment of a "bondable lease" (the "Lease Enhancement Policy Loans"), the lender is the beneficiary of a non-cancelable insurance policy (a "Lease Enhancement Policy") obtained to cover certain lease termination and rent abatement events arising out of a casualty or condemnation (or, with respect to [__] Mortgage Loan (the "[_____]"), representing approximately [__]% of the Initial Pool Balance, condemnation only) of the related Credit Lease Property. A "bondable lease" generally means that the related Tenant has no rights under the terms of the related Credit Lease to terminate the Credit Lease or abate rent due under the Credit Lease, including by reason of the occurrence of certain casualty and condemnation events or the failure of the related mortgagor, as lessor, to perform required maintenance, repairs or replacement, except that the Tenant may have the right to terminate the Credit Lease upon the happening of that kind of casualty or condemnation if the Tenant makes a termination payment which is not less than the then-outstanding principal amount of the related Credit Lease Loan plus all accrued interest. The following table sets forth certain information with respect to each Lease Enhancement Policy for the Lease Enhancement Policy Loans.

Mortgage Loan	Lease Enhancement Policy Issuer	___ Financial Strength Rating

The Lease Enhancement Policies issued by the related insurer for the related Credit Lease are subject to certain limited exclusions and do not insure interest on the Lease Enhancement Policy Loans for a period of greater than [__] days past the date of the occurrence of a casualty or condemnation event. The Lease Enhancement Policies permit payment of a lump sum payment of all outstanding principal plus, subject to the limitation above, accrued interest in the event of a permitted termination by the related Tenant of its Credit Lease as a result of a casualty or condemnation. If the related Credit Lease permits the related Tenant to abate all or a portion of the rent in the event of a casualty or condemnation, that payment will be in an amount equal to the portion of any Monthly Rental Payments not made by the Tenant for the period from the date the abatement commences until the earlier of the date the abatement ceases or the expiration date of the initial term of the Credit Lease; provided that in the event those payments would exceed the limits of liability under the policy, then the issuer of the related Lease Enhancement Policy may, at its option, pay the present value of the stream of partial abatement payments in a lump sum. The insurers are also not required to pay amounts due under the related Lease Enhancement Policy Loan other than amounts equal to principal and, subject to the limitation above, accrued interest, and consequently, are not required to pay any amounts equal to prepayment premiums or yield maintenance charges due under the Lease Enhancement Policy or any amounts the related mortgagor is obligated to pay under the Lease Enhancement Policy to reimburse the master servicer or the trustee for outstanding Servicing Advances.

At the end of the term of the Credit Lease, the Tenant is generally obligated to surrender the Credit Lease Property in good order and in its original condition received by the Tenant, except for ordinary wear and tear and repairs required to be performed by the related borrower.

The mortgage loan seller's underwriting guidelines with respect to the Credit Lease Loans are described under "*Transaction Parties—The Sponsors and Mortgage Loan Sellers—German American Capital Corporation*".

Affiliated Leases

Certain of the Mortgaged Properties are leased in whole or in part by borrowers or borrower affiliates. Set forth below are examples of Mortgaged Properties or portfolios of Mortgaged Properties at which at least [___]% of (i) the gross income at the Mortgaged Property or portfolio of Mortgaged Properties

relates to leases between the borrower and an affiliate of the borrower or (ii) the net rentable area at the Mortgaged Property or portfolio of Mortgaged Properties is leased to an affiliate of the borrower:

- [ADD DISCLOSURES REGARDING ANY MORTGAGED PROPERTIES THAT ARE SUBJECT TO AFFILIATED LEASES.]

- [OTHER MORTGAGED PROPERTIES MAY HAVE TENANTS THAT ARE AFFILIATED WITH THE RELATED BORROWER BUT THOSE TENANTS DO NOT REPRESENT MORE THAN [____]% OF THE GROSS INCOME OR NET RENTABLE AREA OF THE RELATED MORTGAGED PROPERTY.]

Insurance Considerations

The Mortgage Loans generally require that each Mortgaged Property be insured by a hazard insurance policy in an amount (subject to an approved deductible) at least equal to the lesser of the outstanding principal balance of the related Mortgage Loan and 100% of the replacement cost of the improvements located on the related Mortgaged Property, and if applicable, that the related hazard insurance policy contain appropriate endorsements or have been issued in an amount sufficient to avoid the application of co-insurance and not permit reduction in insurance proceeds for depreciation; *provided* that, in the case of certain of the Mortgage Loans, the hazard insurance may be in such other amounts as was required by the related originators.

In general, the standard form of hazard insurance policy covers physical damage to, or destruction of, the improvements on the Mortgaged Property by fire, lightning, explosion, smoke, windstorm and hail, riot or strike and civil commotion, subject to the conditions and exclusions set forth in each policy. Each Mortgage Loan generally also requires the related borrower to maintain comprehensive general liability insurance against claims for personal and bodily injury, death or property damage occurring on, in or about the related Mortgaged Property in an amount generally equal to at least $[1,000,000]. Each Mortgage Loan generally further requires the related borrower to maintain business interruption insurance in an amount not less than approximately 100% of the gross rental income from the related Mortgaged Property for not less than [12] months. In general, the Mortgage Loans (including those secured by Mortgaged Properties located in California) do not require earthquake insurance. [_____] of the Mortgaged Properties, securing [_____]% of the Initial Pool Balance, are located in areas that are considered a high earthquake risk. These areas include all or parts of the states of [_____].

In the case of [__] Mortgaged Properties which secure in whole or in part [__] Mortgage Loans, representing approximately [____]% of the Initial Pool Balance by Allocated Loan Amount, the related borrowers maintain insurance under blanket policies.

Certain of the Mortgaged Properties may be insured by, or subject to self-insurance on the part of, a sole or significant tenant or the property manager as described below:

- With respect to the Mortgage Loans secured by the Mortgaged Properties identified on Annex A-1 as [_____], [_____] and [_____] representing approximately [____]% of the Initial Pool Balance, the related borrower may rely on the single tenant's insurance or self-insurance, so long as the single tenant's lease is in effect and no default has occurred under the lease and the tenant's insurance meets the requirements under the related loan documents. If the single tenant fails to provide acceptable insurance coverage, the borrower must obtain or provide supplemental coverage to meet the requirements under the loan documents.

- [List any other issues related to insurance maintained at any of the Mortgaged Properties.]

Further, with respect to Mortgaged Properties that are part of condominium regimes, the insurance may be maintained by the condominium association rather than the related borrower. Many Mortgage Loans contain limitations on the obligation to obtain terrorism insurance. See "*Risk Factors—Risks Relating to the Mortgage Loans—Terrorism Insurance May Not Be Available for All Mortgaged Properties*".

See "*Risk Factors—Risks Relating to the Mortgage Loans—Risks Associated with Blanket Insurance Policies or Self-Insurance*".

Use Restrictions

Certain of the Mortgaged Properties are subject to restrictions that restrict the use of such Mortgaged Properties to its current use, place other use restrictions on such Mortgaged Property or limit the related borrower's ability to make changes to such Mortgaged Property.

- [DESCRIBE ANY MORTGAGED PROPERTIES THAT ARE SUBJECT TO RESTRICTIONS ON CURRENT USE.]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Risks Related to Zoning Non-Compliance and Use Restrictions*".

Appraised Value

In certain cases, appraisals may reflect both ["as-stabilized"]["as-hypothetical"] and "as-is" values. However, the Appraised Value reflected in this prospectus with respect to each Mortgaged Property reflects only the "as-is" value. The ["as-stabilized"]["as-hypothetical"] value may be based on certain assumptions, such as future construction completion, projected re-tenanting or increased tenant occupancies [INSERT DISCLOSURE REGARDING MATERIAL UNDERWRITING ASSUMPTIONS]. The table below shows the LTV and appraised value using ["as-stabilized"]["as-hypothetical"] values, as well as the corresponding LTV and appraised value using "as-is" values.

Mortgage Loan Name	% of Initial Pool Balance	Cut-off Date LTV Ratio (["As-Stabilized"]["As-Hypothetical"])	[["As-Stabilized"]["As-Hypothetical"] Appraised Value]	Cut-off Date LTV Ratio ("As-Is")	"As-Is" Appraised Value
[__]	[__]%	[__]%	$[__]	[__]%	$[__]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Appraisals May Not Reflect Current or Future Market Value of Each Property*".

Non-Recourse Carveout Limitations

While the Mortgage Loans generally contain non-recourse carveouts for liabilities such as a result of fraud by the borrower, certain voluntary insolvency proceedings or other matters, certain of the Mortgage Loans may not contain such carveouts or contain limitations to such carveouts. In general, the liquidity and net worth of a non-recourse guarantor under a Mortgage Loan will be less, and may be materially less, than the outstanding principal amount of that Mortgage Loan. In addition, certain Mortgage Loans have additional limitations to the non-recourse carveouts. See Annex D-2 for additional information.

- With respect to the Mortgage Loan secured by the Mortgaged Property identified on Annex A-1 as [_____], representing approximately [___]% of the Initial Pool Balance, the related loan documents provide that the Mortgage Loan is not fully recourse to a separate non-recourse carveout guarantor for voluntary transfers of either the Mortgaged Property or equity interests in the related borrower made in violation of the Mortgage Loan documents. In addition, the non-recourse carveout guarantor is not liable for recourse obligations for losses and damages sustained by reason of (i) breaches of the environmental covenants in the Mortgage Loan documents; or (ii) commission of intentional material physical waste at the Mortgaged Property. The liability of the non-recourse carveout guarantor is capped at $[_____].

- [The non-recourse carveout provisions contained in certain of the Mortgage Loan documents may also limit the liability of the non-recourse carveout guarantor for certain monetary obligations or covenants related to the use and operation of the Mortgaged Property to the extent that there is sufficient cash flow generated by the Mortgaged Property and made available to the related borrower and/or non-recourse carveout guarantor to take or prevent such required action.]

- [LIST ANY OTHER ISSUES RELATING TO NON-RECOURSE CARVE-OUT LIMITATIONS]

In addition, there may be impediments and/or difficulties in enforcing some or all of the non-recourse carveout liability obligations of individual guarantors depending on the domicile or citizenship of the guarantor.

See "*Risk Factors—Risks Relating to the Mortgage Loans—Mortgage Loans Are Non-Recourse and Are Not Insured or Guaranteed*".

Real Estate and Other Tax Considerations

Below are descriptions of real estate tax matters relating to certain Mortgaged Properties. Certain risks relating to real estate taxes regarding the Mortgaged Properties or the borrowers are described in

- [ADD DISCLOSURES RELATING TO ANY MORTGAGED PROPERTIES THAT ARE SUBJECT TO ANY TAX INCENTIVE OR ABATEMENT PROGRAM.]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Increases in Real Estate Taxes May Reduce Available Funds*".

Delinquency Information

[As of the Cut-off Date, [none] of the Mortgage Loans will be 30 days or more delinquent and none of the Mortgage Loans have been 30 days or more delinquent since origination. A Mortgage Loan will be treated as [30] days delinquent if the scheduled payment for a due date is not received from the related borrower by the immediately following due date.] [The following table contains delinquency information regarding the Mortgage Loans:]

Delinquency Period (Days)	Number of Mortgage Loans	Aggregate Cut-Off Date Balance of the Mortgage Loans	Percentage of Total
0-30			
31-60			
61-90			
91-120			

Certain Terms of the Mortgage Loans

Amortization of Principal. The Mortgage Loans provide for one or more of the following:

[____] Mortgage Loans (excluding interest-only and partial interest-only Mortgage Loans), representing approximately [____]% of the Initial Pool Balance, provide for payments of interest and principal until the maturity date [or anticipated repayment date] and then have an expected Balloon Balance at the maturity date.

[____] Mortgage Loans, representing approximately [____]% of the Initial Pool Balance, are interest-only until the maturity date [or anticipated repayment date].

[____] Mortgage Loans, representing approximately [____]% of the Initial Pool Balance, provide for payments of interest-only for the first [____] to [____] months following the cut-off date and thereafter provide for regularly scheduled payments of interest and principal based on an amortization period longer than the remaining term of the related Mortgage Loan until the maturity date [or anticipated repayment date] and therefore have an expected Balloon Balance at the related maturity date.

[____] Mortgage Loans, representing approximately [____]% of the Initial Pool Balance are fully amortizing.

Due Dates; Mortgage Rates; Calculations of Interest

Subject in some cases to a next business day convention, all of the Mortgage Loans have due dates upon which scheduled payments of principal, interest or both are required to be made by the related borrower under the related Mortgage Note (each such date, a "Due Date") and grace periods that occur as described in the following table:

Overview of Due Dates

Due Date	Default Grace Period Days	Number of Mortgage Loans	Aggregate Principal Balance of Mortgage Loans	Approx. % of Initial Pool Balance

As used in this prospectus, "grace period" is the number of days before a payment default is an event of default under the terms of each Mortgage Loan. [A grace period does not apply to a maturity date or anticipated repayment date payment.] See Annex A-1 for information on the number of days before late payment charges are due under the Mortgage Loans. The information on Annex A-1 regarding the number of days before a late payment charge is due is based on the express terms of the Mortgage Loans. Some jurisdictions may impose a statutorily longer period.

All of the Mortgage Loans are secured by first liens on fee simple and/or leasehold interests in the related Mortgaged Properties, subject to the permitted exceptions reflected in the related title insurance policy. All of the Mortgage Loans bear [fixed] [and/or floating rate] interest rates.

[_____] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, accrue interest on the basis of the actual number of days in a month, assuming a 360-day year ("Actual/360 Basis"). [[___] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, accrue interest on the basis of a 360-day year consisting of 12, 30-day months ("30/360 Basis").]

ARD Loan(s)

[_____] Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, (the "ARD Loans"), representing approximately [___]% of the Initial Pool Balance, provides that, after a certain date (the "Anticipated Repayment Date"), if the related borrower has not prepaid the related ARD Loan in full, any principal outstanding on that date will accrue interest at an increased interest rate (the "Revised Rate") rather than the stated Mortgage Rate (the "Initial Rate"). See Annex A-1 for the Anticipated Repayment Date and the Revised Rate for each ARD Loan.

After its Anticipated Repayment Date, each ARD Loan further requires that all cash flow available from the related Mortgaged Properties after payment of the monthly debt service payments required under the terms of the related Mortgage Loan documents and all escrows and property expenses required under the related Mortgage Loan documents be used to accelerate amortization of principal (without payment of any yield maintenance premium or prepayment charge) on such ARD Loan. While interest at the Initial Rate continues to accrue and be payable on a current basis on each ARD Loan after its related Anticipated Repayment Date, the payment of Excess Interest, to the extent actually collected, will be deferred and will be required to be paid, only after the outstanding principal balance of such ARD Loan has been paid in full, at which time the Excess Interest will be paid to the holders of the Class [_____] certificates. See "*Risk Factors—Risks Relating to the Mortgage Loans—Risks of Anticipated Repayment Date Loans*".

Single Purpose Entity Covenants

[ADD DISCLOSURE REGARDING MORTGAGE LOANS WITH PRINCIPAL BALANCES LESS THAN $[_____], FOR WHICH THERE IS NO INDEPENDENT DIRECTOR, MANAGER OR TRUSTEE IN PLACE WITH RESPECT TO THE RELATED BORROWER.]

[ADD DISCLOSURE REGARDING THE TERMS OF THE BORROWERS' ORGANIZATIONAL DOCUMENTS OR THE TERMS OF THE MORTGAGE LOANS THAT DO NOT LIMIT THE BORROWERS' ACTIVITIES TO THE OWNERSHIP OF ONLY THE RELATED MORTGAGED PROPERTIES AND RELATED ACTIVITIES, OR DO NOT LIMIT THE BORROWERS' ABILITY TO INCUR ADDITIONAL INDEBTEDNESS, OTHER THAN CERTAIN TRADE DEBT, EQUIPMENT FINANCING AND OTHER UNSECURED DEBT RELATING TO PROPERTY OPERATIONS, AND OTHER THAN SUBORDINATED OR UNSECURED DEBT PERMITTED UNDER THE MORTGAGE LOAN DOCUMENTS.] See "—*Additional Indebtedness*" above. See "*Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws*".

Prepayment Protections and Certain Involuntary Prepayments

[All] of the Mortgage Loans have a degree of voluntary prepayment protection in the form of defeasance or prepayment lockout provisions and/or yield maintenance provisions. Voluntary prepayments, if permitted, generally require the payment of a yield maintenance charge or a prepayment premium unless the Mortgage Loan (or Whole Loan, if applicable) is prepaid within a specified period (ranging from approximately [_] to [__] payments) up to and including the stated maturity date. See Annex A-1 and Annex A-2 for more information on the prepayment protections attributable to the Mortgage Loans on a loan-by-loan basis and a pool basis.

[INSERT DISCLOSURES REGARDING MANDATORY PREPAYMENT PROVISIONS OTHER THAN CUSTOMARY CASUALTY OR CONDEMNATION PROVISIONS.]

Additionally, certain Mortgage Loans may provide that in the event of the exercise of a purchase option by a tenant or the sale of real property or the release of a portion of the Mortgaged Property, that the related Mortgage Loans may be prepaid in part prior to the expiration of a prepayment/defeasance lockout provision. See "—*Partial Releases*" below.

Generally, no yield maintenance charge will be required for prepayments in connection with a casualty or condemnation, unless, in the case of most of the Mortgage Loans, an event of default has occurred and is continuing. See "*Risk Factors—Risks Relating to the Mortgage Loans—Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions*" in the prospectus. In addition, certain of the Mortgage Loans permit the related borrower, after a total or partial casualty or partial condemnation, to prepay the remaining principal balance of the Mortgage Loan (after application of the related insurance proceeds or condemnation award to pay the principal balance of the Mortgage Loan), which may not be accompanied by any prepayment consideration.

Certain of the Mortgage Loans are secured in part by letters of credit and/or cash reserves that in each such case:

- will be released to the related borrower upon satisfaction by the related borrower of certain performance related conditions, which may include, in some cases, meeting debt service coverage ratio levels and/or satisfying leasing conditions; and

- if not so released, may, at the discretion of the lender, prior to loan maturity (or earlier loan default or loan acceleration), be drawn on and/or applied to prepay the subject Mortgage Loan if such performance related conditions are not satisfied within specified time periods.

See Annex A-1 and A-3 for more information on reserves relating to the largest [10] Mortgage Loans.

Voluntary Prepayments

[_____] of the Mortgage Loans, representing approximately [___] % of the Initial Pool Balance, permit the related borrower, after a lockout period of [__] to [__] payments following the origination date, to prepay the Mortgage Loan with the payment of the greater of a yield maintenance charge and a prepayment premium of [__]% of the prepaid amount if such prepayment occurs prior to the related open prepayment period.

[INSERT DISCLOSURES REGARDING VOLUNTARY PREPAYMENTS PROVISIONS, IF APPROPRIATE]

[INSERT DISCLOSURES REGARDING LOANS THAT PERMIT PREPAYMENT WITH YIELD MAINTENANCE AND ALSO PERMIT, AFTER TWO YEARS FROM SECURITIZATION, DEFEASANCE]

The Mortgage Loans generally permit voluntary prepayment without payment of a yield maintenance charge or any prepayment premium during a limited "open period" immediately prior to and including the stated maturity date, as follows:

Prepayment Open Periods

Open Periods (Payments)	Number of Mortgage Loans	% of Initial Pool Balance
Total		100.0%

See "*Risk Factors—Risks Relating to the Mortgage Loans—Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions*".

"Due-On-Sale" and "Due-On-Encumbrance" Provisions

The Mortgage Loans generally contain "due-on-sale" and "due-on-encumbrance" clauses, which in each case permits the holder of the Mortgage Loan to accelerate the maturity of the related Mortgage Loan if the related borrower sells or otherwise transfers or encumbers (subject to certain exceptions set forth in the Mortgage Loan documents) the related Mortgaged Property or a controlling interest in the borrower without the consent of the mortgagee (which, in some cases, may not be unreasonably withheld). Many of the Mortgage Loans place certain restrictions (subject to certain exceptions set forth in the Mortgage Loan documents) on the transfer and/or pledging of general partnership and managing member equity interests in a borrower such as specific percentage or control limitations. The terms of the mortgages generally permit, subject to certain limitations, affiliate, estate planning and family transfers, transfers at death, transfers of interest in a public company, the transfer or pledge of less than a controlling portion of the partnership, members' or other equity interests in a borrower, the transfer or pledge of passive equity interests in a borrower (such as limited partnership interests and non-managing member interests in a limited liability company) and transfers to persons satisfying qualification criteria set forth in the related loan documents. Certain of the Mortgage Loans do not restrict the pledging of direct or indirect ownership interests in the related borrower, but do restrict the transfer of ownership interests in the related borrower by imposing a specific percentage, a control limitation or requiring the consent of the mortgagee to any such transfer. Generally, the Mortgage Loans do not prohibit transfers of non-controlling interests so long as no change of control results or, with respect to Mortgage Loans to tenant-in-common borrowers, transfers to new tenant-in-common borrowers. Certain of the Mortgage Loans do

not prohibit the pledge by direct or indirect owners of the related borrower of equity distributions that may be made from time to time by the borrower to its equity owners.

Additionally, certain of the Mortgage Loans provide that transfers of the Mortgaged Property are permitted if certain conditions are satisfied, which may include one or more of the following:

- no event of default has occurred;

- the proposed transferee is creditworthy and has sufficient experience in the ownership and management of properties similar to the Mortgaged Property;

- a Rating Agency Confirmation has been obtained from each of the Rating Agencies;

- the transferee has executed and delivered an assumption agreement evidencing its agreement to abide by the terms of the Mortgage Loan together with legal opinions and title insurance endorsements; and

- the assumption fee has been received (which assumption fee will be paid as described under "*Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses*", but will in no event be paid to the Certificateholders); however, certain of the Mortgage Loans allow the borrower to sell or otherwise transfer the related Mortgaged Property a limited number of times without paying an assumption fee.

Transfers resulting from the foreclosure of a pledge of the collateral for a mezzanine loan (if any) will also result in a permitted transfer. See "*—Additional Indebtedness*" above.

Defeasance; Collateral Substitution

The terms of [___] of the Mortgage Loans (the "Defeasance Loans"), representing approximately [__]% of the Initial Pool Balance, permit the applicable borrower at any time (*provided* no event of default exists) after a specified period (the "Defeasance Lock-Out Period") to obtain a release of a Mortgaged Property from the lien of the related Mortgage (a "Defeasance Option") in connection with a defeasance. With respect to all of the Defeasance Loans, the Defeasance Lock-Out Period ends at least two years after the Closing Date.

Exercise of a Defeasance Option is also generally conditioned on, among other things, (a) the borrower providing the mortgagee with at least 30 days prior written notice of the date on which such defeasance will occur (such date, the "Release Date"), and (b) the borrower (A) paying on any Release Date (i) all accrued and unpaid interest on the principal balance of the Mortgage Loan (or, the related Whole Loan) up to and including the Release Date, (ii) all other sums (excluding scheduled interest or principal payments due following the Release Date), due under the Mortgage Loan (or Whole Loan, if applicable) and under all other loan documents executed in connection with the Defeasance Option, (iii) an amount (the "Defeasance Deposit") that will be sufficient to (x) purchase non-callable obligations of, or backed by the full faith and credit of, the United States of America or, in certain cases, other "government securities" (within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 and otherwise satisfying REMIC requirements for defeasance collateral), that provide payments (1) on or prior to, but as close as possible to, all successive scheduled due dates occurring during the period from the Release Date to the related maturity date (or to the first day of the open period for such Mortgage Loan) (or Whole Loan, if applicable) and (2) in amounts equal to the scheduled payments due on such due dates under the Mortgage Loan (or Whole Loan, if applicable), or under the defeased portion of the Mortgage Loan (or Whole Loan, if applicable) in the case of a partial defeasance, including in the case of a Mortgage Loan with a balloon payment due at maturity or anticipated repayment date, the balloon payment, and (y) pay any costs and expenses incurred in connection with the purchase of such government securities, and (B) delivering a security agreement granting the issuing entity a first priority lien on the Defeasance Deposit and, in certain cases, the government securities purchased with the Defeasance Deposit and an opinion of counsel to such effect.

For additional information on Mortgage Loans that permit partial defeasance, see "—*Partial Releases*" below.

In general, if consistent with the related loan documents, a successor borrower established, designated or approved by the master servicer will assume the obligations of the related borrower exercising a Defeasance Option and the borrower will be relieved of its obligations under the Mortgage Loan. If a Mortgage Loan (or Whole Loan, if applicable) is partially defeased, if consistent with the related loan documents, generally the related promissory note will be split and only the defeased portion of the borrower's obligations will be transferred to the successor borrower.

[Partial Releases

The Mortgage Loans described below permit the release of one or more of the Mortgaged Properties or a portion of a single Mortgaged Property in connection with a partial defeasance, a partial prepayment, a partial substitution, or for no consideration in the case of parcels that are vacant, non-income producing or were not taken into account in the underwriting of the Mortgage Loan, subject to the satisfaction of certain specified conditions, including the REMIC requirements. Additionally, certain Mortgage Loans permit the addition of real property to the Mortgage Loan collateral.

[ADD DISCLOSURES WITH RESPECT TO A PARTIAL DEFEASANCE, A PARTIAL PREPAYMENT, A PARTIAL SUBSTITUTION OR ADDITIONAL COLLATERAL, IF APPROPRIATE.]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions*".]

Escrows

[_____] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, provide for monthly or upfront escrows to cover property taxes on the Mortgaged Properties.

[_____] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, provide for monthly or upfront escrows to cover insurance premiums on the Mortgaged Properties.

[_____] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, provide for upfront reserves for immediate repairs.

[_____] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, provide for monthly escrows for ongoing replacements or capital repairs.

[_____] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, are secured by office, retail, industrial and mixed use properties, provide for upfront or monthly escrows (or credit) for the full term or a portion of the term of the related Mortgage Loan to cover anticipated re-leasing costs, including tenant improvements and leasing commissions or other lease termination or occupancy issues. Such escrows are typically considered for office, retail, industrial and mixed use properties only.

[ADD DISCLOSURE REGARDING OTHER TYPES OF ESCROWS]

Certain of the Mortgage Loans described above permit the related borrower to post a letter of credit in lieu of maintaining cash reserves. In addition, in certain cases, the related borrower may not be required to maintain the escrows described above until the occurrence of a specified trigger.

Many of the Mortgage Loans provide for other escrows and reserves, including, in certain cases, reserves for debt service, operating expenses, vacancies at the related Mortgaged Property and other shortfalls or reserves to be released under circumstances described in the related Mortgage Loan documents.

Mortgaged Property Accounts

Lockbox Accounts. The Mortgage Loans documents prescribe the manner in which the related borrowers are permitted to collect rents from tenants at each Mortgaged Property. The following table sets forth the account mechanics prescribed for the Mortgage Loans:

Lockbox Account Types

Lockbox Type	Number of Mortgage Loans	Approx. % of Initial Pool Balance
Springing Lockbox..		
Hard Lockbox		
Soft Lockbox...		
None...		
Total:..		

Except as set forth in the table above and where noted below, the borrower is entitled to receive a disbursement of all cash remaining in the lockbox account after required payment for debt service, agent fees, required reserves, and operating expenses, the agreements governing the lockbox accounts provide that the borrower has no withdrawal or transfer rights with respect to the related lockbox account. The lockbox accounts will not be assets of the issuing entity.

[Delaware Statutory Trusts]

With respect to the Mortgage Loan identified on Annex A-1 as [_____], representing [____]% of the Initial Pool Balance, the related borrower is a Delaware statutory trust. A Delaware statutory trust is restricted in its ability to actively operate a property. Accordingly, the related borrower has master leased the property to a newly formed, single-purpose entity that is wholly owned by the same entity that owns the signatory trustee for the related borrower. The master lease has been collaterally assigned to the lender and has been subordinated to the related Mortgage Loan documents. In the case of a Mortgaged Property that is owned by a Delaware statutory trust, there is a risk that obtaining the consent of the holders of the beneficial interests in the Delaware statutory trust will be time consuming and cause delays with respect to the taking of certain actions by or on behalf of the borrower, including with respect to the related Mortgaged Property.]

[Shari'ah Compliant Loan]

The Mortgage Loan identified on Annex A-1 as [_____], representing [__]% of the Initial Pool Balance, was structured as a Shari'ah compliant loan. See "*Risk Factors—Risks Relating to the Mortgage Loans—Risks Relating to Shari'ah Compliant Loans*".

The purpose of Shari'ah compliant lending structures is to provide financing to those that follow the Islamic faith and want to comply with Shari'ah laws. Although there are many requirements under Shari'ah laws that affect lending, the rule most affecting the standard loan structure is that Shari'ah laws prohibit transaction involving the payment of interest. This is based on the Shari'ah principle that it is unacceptable, in and of itself, for money to increase in value merely by being lent to another person. To accommodate the prohibition on interest, the structure is generally set up so that, although the Shari'ah compliant party is paying the amount that the lender would expect to receive as principal and interest payments, the payments themselves are characterized as rent. This is accomplished through the use of a non-compliant party that receives a traditional loan, and leases the property to the Shari'ah compliant party using a master lease (with the Shari'ah compliant party having an option to purchase at the end of the term of the Mortgage Loan).

[DESCRIBE APPLICABLE PROVISIONS]]

Exceptions to Underwriting Guidelines

As described under *"Transaction Parties—The Sponsors and Mortgage Loan Sellers—German American Capital Corporation"*, [__] Mortgage Loan, representing approximately [__]% of the Initial Pool Balance,

was originated by a [_____] with exceptions to the underwriting guidelines with respect to [_____]. [DISCLOSURE TO BE INCLUDED TO DESCRIBE HOW THE APPLICABLE LOANS, IF ANY, DEVIATE FROM THE DISCLOSED UNDERWRITING CRITERIA, INCLUDING THE NUMBER AND PERCENTAGE OF LOANS WITH SUCH EXCEPTIONS. DISCLOSURE TO BE INCLUDED TO DESCRIBE WHICH ENTITY OR ENTITIES DETERMINED THAT THOSE LOANS SHOULD BE INCLUDED IN THE POOL, DESPITE NOT HAVING MET THE DISCLOSED UNDERWRITING CRITERIA, AND WHAT FACTORS WERE USED TO MAKE THE DETERMINATION, SUCH AS COMPENSATING FACTORS OR A DETERMINATION THAT THE EXCEPTION WAS NOT MATERIAL. IF COMPENSATING OR OTHER FACTORS WERE USED, DATA ON THE AMOUNT OF LOANS IN THE POOL THAT ARE REPRESENTED AS MEETING EACH SUCH FACTOR AND THE AMOUNT OF LOANS THAT DO NOT MEET THOSE FACTORS WILL BE PROVIDED. IF MULTIPLE ENTITIES ARE INVOLVED IN THE DECISION TO INCLUDE ASSETS DESPITE NOT HAVING MET THE DISCLOSED UNDERWRITING CRITERIA, THIS WILL BE DESCRIBED AND THE IDENTITY EACH PARTICIPATING ENTITY WILL BE DISCLOSED.]

Additional Indebtedness

General

The Mortgage Loans generally prohibit borrowers from incurring any additional debt secured by their Mortgaged Property without the consent of the lender. However:

- substantially all of the Mortgage Loans permit the related borrower to incur limited indebtedness in the ordinary course of business that is not secured by the related Mortgaged Property;

- the borrowers under certain of the Mortgage Loans have incurred and/or may incur in the future unsecured debt other than in the ordinary course of business;

- any borrower that is not required pursuant to the terms of the applicable Mortgage Loan documents to meet single purpose entity criteria may not be restricted from incurring unsecured debt or mezzanine debt;

- the terms of certain Mortgage Loans permit the borrowers to post letters of credit and/or surety bonds for the benefit of the mortgagee under the Mortgage Loans, which may constitute a contingent reimbursement obligation of the related borrower or an affiliate. The issuing bank or surety will not typically agree to subordination and standstill protection benefiting the mortgagee;

- although the Mortgage Loans generally place certain restrictions on incurring mezzanine debt by the pledging of general partnership and managing member equity interests in a borrower, such as specific percentage or control limitations, the terms of the Mortgage Loan documents generally permit, subject to certain limitations, the pledge of the limited partnership or non-managing membership equity interests in a borrower or less than a controlling interest of any other equity interests in a borrower; and

- certain of the Mortgage Loans do not restrict the pledging of ownership interests in the borrower, but do restrict the transfer of ownership interests in a borrower by imposing limitations on transfer of control or a specific percentage of ownership interests.

Whole Loans

Certain Mortgage Loans are subject to the rights of a related Companion Loan holder, as further described in "—*The Whole Loans*" below.

Mezzanine Indebtedness

Although the Mortgage Loans generally place certain restrictions on incurring mezzanine debt by the pledging of general partnership and managing member equity interests in a borrower, such as specific

percentage or control limitations, the terms of the Mortgages generally permit, subject to certain limitations, the pledge of less than a controlling portion of the limited partnership or non-managing membership equity interests in a borrower. Certain Mortgage Loans described below permit the incurrence of mezzanine debt subject to satisfaction of certain conditions including a certain maximum combined loan-to-value ratio and/or a minimum combined debt service coverage ratio, and in some cases mezzanine debt is already in place. Also, certain of the Mortgage Loans do not restrict the pledging of ownership interests in the related borrower, but do restrict the transfer of ownership interests in a borrower by imposing limitations on transfer of control or a specific percentage of ownership interests. In addition, in general, a borrower (or its direct or indirect owners) that does not meet single-purpose entity criteria may not be restricted in any way from incurring mezzanine debt.

As of the Cut-off Date, each sponsor has informed us that it is aware of the following existing mezzanine indebtedness with respect to the Mortgage Loans it is selling to the depositor:

Mortgage Loan Name	Mortgage Loan Cut-off Date Balance	Mezzanine Debt Cut-off Date Balance	Companion Loan Cut-off Date Balance	Cut-off Date Total Debt Balance	Cut-off Date Wtd. Avg. Total Debt Interest Rate(1)	Cut-off Date Mortgage Loan LTV Ratio(2)	Cut-off Date Total Debt LTV Ratio(1)	Cut-off Date Mortgage Loan Underwritten NCF DSCR(2)	Cut-off Date Total Debt Underwritten NCF DSCR(1)
[__].............................	$[__]	$[__]	$[__]	$[__]	[__]%	[__]%	[__]%	[__]x	[__]x
[__].............................	$[__]	$[__]	$[__]	$[__]	[__]%	[__]%	[__]%	[__]x	[__]x

---

(1)   [Calculated including the mezzanine debt and [any related Companion Loan (including any related Subordinate Companion Loan)]

(2)   Calculated including any related Pari Passu Companion Loan (but without regard to any Subordinate Companion Loan)]

[INSERT OTHER APPROPRIATE FOOTNOTES]

[In each case, the mezzanine indebtedness is coterminous with the related Mortgage Loan.]

Each of the mezzanine loans related to the Mortgage Loans identified in the table above secured by the Mortgaged Properties identified on Annex A-1 as [_____], representing approximately [___]% of the Initial Pool Balance, is subject to an intercreditor agreement between the holder of the related mezzanine loan and the related lender under the related Mortgage Loan that, in each case, sets forth the relative priorities between the related Mortgage Loan and the related mezzanine loan. Each intercreditor agreement provides, among other things, generally that (a) all payments due under the related mezzanine loan are subordinate after an event of default under the related Mortgage Loan to any and all payments required to be made under the related Mortgage Loan (except for any payments from funds other than the mortgaged property or proceeds of any enforcement upon the mezzanine loan collateral and any mezzanine loan guarantees), (b) so long as there is no event of default under the related Mortgage Loan, the related mezzanine lender may accept payments on and prepayments of the related mezzanine loan; provided, however, that prepayment of the mezzanine loan is not permitted prior to the prepayment in full of the related Mortgage Loan, (c) the related mezzanine lender will have certain rights to receive notice of and cure defaults under the related Mortgage Loan prior to any acceleration or enforcement of the related Mortgage Loan, (d) the related mezzanine lender may amend or modify the related mezzanine loan in certain respects without the consent of the related mortgage lender, and the mortgage lender must obtain the mezzanine lender's consent to amend or modify the Mortgage Loan in certain respects, (e) upon the occurrence of an event of default under the related mezzanine loan documents, the related mezzanine lender may foreclose upon the membership interests in the related Mortgage Loan borrower, which could result in a change of control with respect to the related Mortgage Loan borrower and a change in the management of the related Mortgaged Properties, (f) if the related Mortgage Loan is accelerated or, in some cases, becomes specially serviced or if a monetary or material non-monetary default occurs and continues for a specified period of time under the related Mortgage Loan or if the Mortgage Loan borrower becomes a debtor in a bankruptcy or if the related Mortgage Loan lender exercises any enforcement action under the related Mortgage Loan documents with respect to the related Mortgage Loan borrower or the related Mortgaged Properties, the related mezzanine lender has the right to purchase the related Mortgage Loan, in whole but not in part, for a price generally equal to the outstanding principal balance of the related Mortgage Loan, together with all accrued interest and other amounts due thereon, plus any advances made by the related Mortgage Loan lender or its servicer and any interest thereon plus, subject to certain limitations, any Liquidation Fees and Special Servicing Fees

payable under the PSA, but generally excluding any late charges, default interest, exit fees, special maintenance charges payable in connection with a prepayment or yield maintenance charges and prepayment premiums and (g) an event of default under the related Mortgage Loan will trigger an event of default under the mezzanine loan.

The Mortgage Loans generally place certain restrictions on the transfer and/or pledging of general partnership and managing member equity interests in a borrower such as specific percentage or control limitations as described under "—*Certain Terms of the Mortgage Loans—"Due-On-Sale" and "Due-On-Encumbrance" Provisions*" below. Certain of the Mortgage Loans do not prohibit the pledge by direct or indirect owners of the related borrower of equity distributions that may be made from time to time by the borrower to its equity owners.

With respect to the Mortgage Loans listed in the following chart, the direct and indirect equity owners of the borrower are permitted to incur future mezzanine debt, subject to the satisfaction of conditions contained in the related loan documents, including, among other things, a combined maximum loan-to-value ratio, a combined minimum debt service coverage ratio and/or a combined minimum debt yield, as listed in the following chart and determined in accordance with the related loan documents:

Mortgage Loan Name	Mortgage Loan Cut-off Date Balance	Combined Maximum LTV Ratio	Combined Minimum DSCR	Combined Minimum Debt Yield	Intercreditor Agreement Required
[___]...................................	$[___]	[___]%	[___]x	[___]%	[___]
[___]...................................	$[___]	[___]%	[___]x	[___]%	[___]
[___]...................................	$[___]	[___]%	[___]x	[___]%	[___]
[___]...................................	$[___]	[___]%	[___]x	[___]%	[___]
[___]...................................	$[___]	[___]%	[___]x	[___]%	[___]
[___]...................................	$[___]	[___]%	[___]x	[___]%	[___]
[___]...................................	$[___]	[___]%	[___]x	[___]%	[___]
[___]...................................	$[___]	[___]%	[___]x	[___]%	[___]

The specific rights of the related mezzanine lender with respect to any such future mezzanine loan will be specified in the related intercreditor agreement and may include rights substantially similar to the cure and repurchase rights described above. [Other than the Mortgage Loan identified as "[_____]" on Annex A-1, representing approximately [___]% of the Initial Pool Balance,] the intercreditor required to be entered into in connection with any future mezzanine loan will be subject to receipt of a Rating Agency Confirmation. The direct and/or indirect owners of a borrower under a Mortgage Loan are also generally permitted to pledge their interest in such borrower as security for a mezzanine loan in circumstances where the ultimate transfer of such interest to the mezzanine lender would be a permitted transfer under the related Mortgage Loan documents.

Generally, upon a default under a mezzanine loan, subject to the terms of any applicable intercreditor or subordination agreement, the holder of the mezzanine loan would be entitled to foreclose upon the equity in the related borrower, which has been pledged to secure payment of such debt. Although this transfer of equity may not trigger the due on sale clause under the related Mortgage Loan, it could cause a change in control of the borrower and/or cause the obligor under the mezzanine loan to file for bankruptcy, which could negatively affect the operation of the related Mortgaged Property and the related borrower's ability to make payments on the related Mortgage Loan in a timely manner.

[INSERT ANY LOAN SPECIFIC DISCLOSURES, IF APPROPRIATE]

See "*Risk Factors—Risks Relating to the Mortgage Loans—Other Financings or Ability to Incur Other Indebtedness Entails Risk*".

Preferred Equity

[ADD DISCLOSURE REGARDING MORTGAGE LOANS THAT HAVE OR PERMIT "PREFERRED EQUITY" STRUCTURES, WHERE A SPECIAL LIMITED PARTNER OR MEMBER RECEIVES A PREFERRED RETURN IN EXCHANGE FOR AN INFUSION OF CAPITAL]

Because preferred equity often provides for a higher rate of return to be paid to the holders of such preferred equity, preferred equity in some respects functions like mezzanine indebtedness, and reduces a principal's economic stake in the related Mortgaged Property, reduces cash flow on the borrower's Mortgaged Property after the payment of debt service and payments on the preferred equity and may increase the likelihood that the owner of a borrower will permit the value or income-producing potential of a Mortgaged Property to fall and may create a greater risk that a borrower will default on the Mortgage Loan secured by a Mortgaged Property whose value or income is relatively weak.

Other Secured Indebtedness

[ADD APPLICABLE DISCLOSURE RELATING TO ANY INDEBTEDNESS OF THE BORROWER OTHER THAN THE MORTGAGE LOAN OR A COMPANION LOAN THAT IS SECURED BY A MORTGAGE ON THE RELATED MORTGAGED PROPERTY OR ANY MORTGAGE LOAN THAT PERMITS SUCH INDEBTEDNESS IN THE FUTURE]

Other Unsecured Indebtedness

Certain Mortgage Loans permit the borrower to incur certain other subordinate indebtedness as described below:

- [With respect to [___] Mortgage Loans, representing approximately [_____]% the Initial Pool Balance, each borrower has secured and/or unsecured debt payable to an affiliate of that borrower ("Affiliate Debt") in addition to the debt under the Mortgage Loan. For each Mortgage Loan with Affiliate Debt, the Affiliate Debt creditor has entered into a subordination agreement with the lender acknowledging that the Affiliate Debt is non-foreclosable and non-defaultable and imposing limits on the borrower's ability to incur any further subordinate debt. Payments on that Affiliate Debt are required to be made solely out of excess cash flow after monthly payments of principal and interest have been made and any reserves required by the terms of the related Mortgage Loans have been funded as required under the Mortgage Loan documents. Additionally [__] other Mortgage Loans which do not currently have Affiliate Debt, representing approximately [____]% of the Initial Pool Balance, permit the related borrower to incur Affiliate Debt under certain circumstances.

- [DESCRIBE ANY OTHER UNSECURED INDEBTEDNESS OF THE BORROWER OR PERMITTED FUTURE UNSECURED INDEBTEDNESS]

Certain risks relating to additional debt are described in "*Risk Factors—Risks Relating to the Mortgage Loans—Other Financings or Ability to Incur Other Indebtedness Entails Risk*".

The Whole Loans

General

Each of the Mortgage Loans secured by the Mortgaged Properties identified on Annex A-1 as "[LIST LOAN NAMES]" is part of the related Whole Loan consisting of the Mortgage Loan and the related Pari Passu Companion Loan(s). [___] Mortgage Loan secured by the Mortgaged Property identified on Annex A-1 as "[LIST LOAN NAME]" is part of the related Whole Loan consisting of that Mortgage Loan and the related Trust Subordinate Companion Loan (the "AB Whole Loan"). In connection with each Whole Loan, the rights between the trustee on behalf of the issuing entity and the holder of the related Companion Loan (the "Companion Loan Holder") are generally governed by a intercreditor agreement (each, a "Intercreditor Agreement"). With respect to each of the Whole Loans, the related Mortgage Loan and related Companion Loans are cross-collateralized and cross-defaulted.

The table below provides certain information with respect to each Mortgage Loan that has a corresponding Companion Loan:

Whole Loan Summary

Mortgage Loan Name	Mortgage Loan Cut-off Date Balance	% of Initial Pool Balance	Pari Passu Companion Loan Cut-off Date Balance	Subordinate Companion Loan Cut-off Date Balance	Mortgage Loan LTV Ratio[2]	Whole Loan LTV Ratio[3]	Mortgage Loan Underwritten NCF DSCR[2]	Whole Loan Underwritten NCF DSCR[3]
[___]......................	$[___]	[___]%				[___]%		[___]x
[___]......................	$[___]	[___]%				[___]%		[___]x
[___]......................	$[___]	[___]%				[___]%		[___]x

(1) [INDICATE THE TRUST SUBORDINATE COMPANION LOAN THAT IS INCLUDED IN THE ISSUING ENTITY.]

(2) Calculated including the related Pari Passu Companion Loan(s) but excluding any related Trust Subordinate Companion Loan(s).

(3) Calculated including the related Pari Passu Companion Loan(s) and any related Trust Subordinate Companion Loan(s).

The Serviced Pari Passu Whole Loan

[THE FOLLOWING DESCRIPTION OF THE INTERCREDITOR AGREEMENT WILL BE UPDATED IN THE PROSPECTUS BASED ON THE NUMBER OF THE SERVICED WHOLE LOANS AND THE FINAL TERMS OF THE RELATED INTERCREDITOR AGREEMENT.]

General. [___] Mortgage Loan, identified as "[NAME OF THE SERVICED PARI PASSU WHOLE LOAN]" (the "Serviced Pari Passu Mortgage Loan") on Annex A-1, representing approximately [_____] % of the Initial Pool Balance, is part of a split loan structure comprised of two mortgage notes, each of which is secured by the same mortgage instrument on the same underlying Mortgaged Property.

The Serviced Pari Passu Mortgage Loan is evidenced by a promissory note with a Cut-off Date Balance of $[_____]. The related Pari Passu Companion Loan (the "Serviced Pari Passu Companion Loan") is evidenced by a promissory note with a Cut-off Date Balance of $[_____] that is not included in the issuing entity. Only the Serviced Pari Passu Mortgage Loan is included in the issuing entity. The Serviced Pari Passu Mortgage Loan and the Pari Passu Companion Loan are *pari passu* with each other in terms of priority and are collectively referred to in this prospectus as the "Serviced Pari Passu Whole Loan". It is anticipated that the related Serviced Pari Passu Companion Loan will be included in a future securitization. However, we cannot assure you that this will ultimately occur. The rights of the issuing entity as the holder of the Serviced Pari Passu Mortgage Loan and the rights of the holder of the Serviced Pari Passu Companion Loan are subject to an Intercreditor Agreement (the "Pari Passu Serviced Intercreditor Agreement"). The following summaries describe certain provisions of the Pari Passu Serviced Intercreditor Agreement.

Servicing. The Serviced Pari Passu Whole Loan (including the Serviced Pari Passu Mortgage Loan) and any related REO Property will be serviced and administered by the master servicer and the special servicer, pursuant to the PSA, in the manner described under "*Pooling and Servicing Agreement*", but subject to the terms of the Pari Passu Serviced Intercreditor Agreement. See "*Pooling and Servicing Agreement*".

Application of Payments. The Pari Passu Serviced Intercreditor Agreement sets forth the respective rights of the holder of the Serviced Pari Passu Mortgage Loan and the holder of the related Serviced Pari Passu Companion Loan with respect to distributions of funds received in respect of the Serviced Pari Passu Whole Loan, and provides, in general, that:

- the Serviced Pari Passu Mortgage Loan and the related Serviced Pari Passu Companion Loan are of equal priority with each other and no portion of either of them will have priority or preference over any portion of the other or security therefor;

- all payments, proceeds and other recoveries on or in respect of the Serviced Pari Passu Whole Loan or the related Mortgaged Property will be applied to the Serviced Pari Passu Mortgage Loan and the related Serviced Pari Passu Companion Loan on a *pro rata* and *pari passu* basis according to their respective outstanding principal balances (subject, in each case, to the payment of amounts for required reserves or escrows required by the related Mortgage Loan

documents and payment and reimbursement rights of the master servicer, the special servicer, the operating advisor, the asset representations reviewer, the certificate administrator, the depositor and the trustee) in accordance with the terms of the Pari Passu Serviced Intercreditor Agreement and the PSA; and

- costs, fees, expenses, losses and shortfalls relating to the Serviced Pari Passu Whole Loan will be allocated, on a *pro rata* and *pari passu* basis, to the Serviced Pari Passu Mortgage Loan and the related Serviced Pari Passu Companion Loan in accordance with the terms of the Pari Passu Serviced Intercreditor Agreement and the PSA.

For more information regarding the allocation of collections and expenses in respect of the Serviced Pari Passu Whole Loan, see "*Pooling and Servicing Agreement—Advances*" and "*—Withdrawals from the Collection Account*".

Consultation and Control. The controlling noteholder under the Pari Passu Serviced Intercreditor Agreement will be the issuing entity as holder of the applicable Mortgage Loan. Pursuant to the terms of the PSA, the Directing Certificateholder and the operating advisor will each have the same consent and/or consultation rights with respect to the Serviced Pari Passu Whole Loan as each does, and for so long as each does, with respect to the other Mortgage Loans included in the issuing entity. See "*Pooling and Servicing Agreement—The Directing Certificateholder*".

In addition, pursuant to the terms of the Pari Passu Serviced Intercreditor Agreement, the holder of the related Serviced Pari Passu Companion Loan (or its representative which, at any time the related Serviced Pari Passu Companion Loan is included in a securitization, may be the controlling class certificateholder for that securitization or any other party assigned the rights to exercise the rights of the holder of the related Serviced Pari Passu Companion Loan, as and to the extent provided in the related pooling and servicing agreement) will (i) have the right to receive copies of all notices, information and reports that the master servicer or special servicer, as applicable, is required to provide to the Directing Certificateholder (within the same time frame such notices, information and reports are or would have been required to be provided to the Directing Certificateholder under the PSA without regard to the occurrence of a Control Termination Event or Consultation Termination Event) with respect to any major decisions to be taken with respect to the Serviced Pari Passu Whole Loan or the implementation of any recommended action outlined in an asset status report relating to the Serviced Whole Loan and (ii) have the right to be consulted on a strictly non-binding basis to the extent the holder of the related Serviced Pari Passu Companion Loan (or its representative) requests consultation with respect to certain major decisions to be taken with respect to the Serviced Whole Loan or the implementation of any recommended action outlined in an asset status report relating to the Serviced Pari Passu Whole Loan. The consultation right of the holder of the related Serviced Pari Passu Companion Loan (or its representative) will expire 10 business days following the delivery of written notice and information relating to the matter subject to consultation whether or not the holder of the related Serviced Pari Passu Companion Loan (or its representative) has responded within such period; *provided* that if the master servicer or special servicer, as applicable, proposes a new course of action that is materially different from the actions previously proposed, the 10 business day consultation period will be deemed to begin anew from the date of delivery of such new proposal and delivery of all information related to such new proposal. Notwithstanding the consultation rights of the holder of the related Serviced Pari Passu Companion Loan (or its representative) described above, the master servicer or special servicer, as applicable, is permitted to make any material decision or take any action set forth in the asset status report before the expiration of the aforementioned 10 business day period if it determines that immediate action with respect to such decision is necessary to protect the interests of the holders of the Serviced Pari Passu Mortgage Loan and the related Serviced Pari Passu Companion Loan. Neither the master servicer nor the special servicer will be obligated at any time to follow or take any alternative actions recommended by the holder of the related Serviced Pari Passu Companion Loan (or its representative, including, if the related Serviced Pari Passu Companion Loan has been contributed to a securitization, the related directing certificateholder (or similar entity)).

In addition to the consultation rights of the holder of the Serviced Pari Passu Companion Loan (or its representative) described above, pursuant to the terms of the Pari Passu Serviced Intercreditor Agreement, the holder of the Serviced Pari Passu Companion Loan (or its representative) will have the right to attend (in-person or telephonically in the discretion of the master servicer or special servicer, as applicable) annual meetings with the master servicer or special servicer, as applicable, upon reasonable notice and at times reasonably acceptable to the master servicer or special servicer, as applicable, for the purpose of discussing servicing issues related to the Serviced Pari Passu Whole Loan.

Sale of Defaulted Serviced Pari Passu Whole Loan. Pursuant to the terms of the Pari Passu Serviced Intercreditor Agreement, if the Serviced Pari Passu Mortgage Loan becomes a Defaulted Loan, and if the special servicer determines to sell the Serviced Pari Passu Mortgage Loan that has become a Specially Serviced Loan in accordance with the PSA, then the special servicer will be required to sell the related Serviced Pari Passu Companion Loan together with the Serviced Pari Passu Mortgage Loan as one whole loan. In connection with any such sale, the special servicer will be required to follow the procedures set forth under "*Pooling and Servicing Agreement—Realization Upon Mortgage Loans*".

[Notwithstanding the foregoing, the special servicer will not be permitted to sell a Serviced Pari Passu Mortgage Loan together with the Serviced Pari Passu Companion Loan if such loan becomes a defaulted whole loan without the written consent of the holder of the Serviced Pari Passu Companion Loan (*provided* that such consent is not required if the holder of the Serviced Pari Passu Companion Loan is the borrower or an affiliate of the borrower) unless the special servicer has delivered to the holder of the Serviced Pari Passu Companion Loan: (a) at least 15 business days prior written notice of any decision to attempt to sell the related Whole Loan; (b) at least 10 days prior to the proposed sale date, a copy of each bid package (together with any material amendments to such bid packages) received by the special servicer in connection with any such proposed sale; (c) at least 10 days prior to the proposed sale date, a copy of the most recent appraisal for the Serviced Pari Passu Whole Loan, and any documents in the servicing file reasonably requested by the holder of the Serviced Pari Passu Companion Loan that are material to the price of the Serviced Pari Passu Whole Loan; and (d) until the sale is completed, and a reasonable period of time (but no less time than is afforded to other offerors and the Directing Certificateholder) prior to the proposed sale date, all information and other documents being provided to other offerors and all leases or other documents that are approved by the master servicer or the special servicer in connection with the proposed sale; *provided* that the holder of the Serviced Pari Passu Companion Loan may waive any of the delivery or timing requirements described in this sentence. Subject to the terms of the PSA, the holder of the Serviced Pari Passu Companion Loan (or its representative) will be permitted to submit an offer at any sale of the related Whole Loan.]

See "*Pooling and Servicing Agreement—Realization Upon Mortgage Loans*".

Special Servicer Appointment Rights. Pursuant to the terms of the applicable Intercreditor Agreement and the PSA, the issuing entity, as the controlling noteholder, will have the right, with or without cause, to replace the special servicer then acting with respect to the Serviced Pari Passu Whole Loan and appoint a replacement special servicer without the consent of the holder of the Serviced Pari Passu Companion Loan. The Directing Certificateholder (so long as a Control Termination Event has not occurred and is not continuing), and the applicable certificateholders with the requisite percentage of Voting Rights (if a Control Termination Event has occurred and is continuing) will exercise the rights of the issuing entity as controlling noteholder, and will have the right, with or without cause, to replace the special servicer then acting with respect to the Serviced Pari Passu Whole Loan and appoint a replacement special servicer, as described under "*Pooling and Servicing Agreement—Termination of Servicer and Special Servicer for Cause—Rights Upon Servicer Termination Event*".

The Serviced AB Whole Loan

[THE FOLLOWING DESCRIPTION OF THE INTERCREDITOR AGREEMENT WILL BE UPDATED IN THE PROSPECTUS BASED ON THE NUMBER OF THE AB WHOLE LOANS AND THE FINAL TERMS OF THE RELATED INTERCREDITOR AGREEMENT. THE SUBORDINATE COMPANION LOAN INCLUDED IN THE AB WHOLE LOAN MAY BE OR MAY NOT BE INCLUDED IN THE ISSUING

ENTITY. THE FOLLOWING DESCRIPTION ASSUMES THAT THE TRUST SUBORDINATE COMPANION LOAN WILL BE HELD BY THE ISSUING ENTITY.]

General. [One (1)] Mortgage Loan, identified as "[NAME OF THE AB WHOLE LOAN]" (the "AB Mortgage Loan") on Annex A-1, representing approximately [___]% of the Initial Pool Balance, is evidenced by the senior of two notes, each of which is secured by a single Mortgage and a single assignment of leases and rents. The subordinate interest for the AB Mortgage Loan, which is evidenced by the subordinate of the two notes, [will be][will not be] part of the issuing entity and is referred to in this prospectus as the "Trust Subordinate Companion Loan". The AB Mortgage Loan, together with the Trust Subordinate Companion Loan, is referred to in this prospectus as the "AB Whole Loan", and together with the [[NAME OF THE SERVICED PARI PASSU WHOLE LOAN] Whole Loan, the "Serviced Whole Loans". The Trust Subordinate Companion Loan and the Serviced Pari Passu Companion Loan are collectively referred to in this prospectus as the "Serviced Companion Loans".

The AB Mortgage Loan is cross-defaulted with the Trust Subordinate Companion Loan. Both the AB Mortgage Loan and the Trust Subordinate Companion Loan will be held by the issuing entity, and the [Loan Specific Class] certificates will be backed solely by the Trust Subordinate Companion Loan. The rights of the holders of the AB Mortgage Loan and the Trust Subordinate Companion Loan are subject to an Intercreditor Agreement (the "AB Intercreditor Agreement"). The following summaries describe certain provisions of the AB Intercreditor Agreement. The [Loan Specific Class] Directing Certificateholder, acting on behalf of the holder of the [Loan Specific Class] certificates, will be entitled to exercise certain rights of the holder of the Trust Subordinate Companion Loan described below pursuant to the terms of the PSA. See "*Pooling and Servicing Agreement—The Directing Certificateholder*".

Servicing. The AB Whole Loan and any related REO Property will be serviced and administered by the master servicer and the special servicer, pursuant to the PSA, in the manner described under "*Pooling and Servicing Agreement*", but subject to the terms of the AB Intercreditor Agreement. See "*Pooling and Servicing Agreement*".

Application of Payments. Pursuant to the related Intercreditor Agreement, prior to the occurrence and continuance of (i) an event of default with respect to payments due under the AB Mortgage Loan, (ii) an event of default which results in the AB Mortgage Loan becoming accelerated or becoming serviced by the special servicer pursuant to the terms of the PSA, or (iii) any bankruptcy or insolvency event that constitutes an event of default under the related Mortgage Loan documents (each of clauses (i) – (iii), an "AB Material Event of Default") (or, if such a default has occurred, but the directing certificateholder for the [LOAN SPECIFIC CLASS] certificates (the "Loan Specific Directing Certificateholder") has cured such a default or is exercising its cure rights), after payment of amounts for required reserves or escrows required by the related Mortgage Loan documents and amounts payable or reimbursable under the PSA to the master servicer, special servicer, certificate administrator, trustee, operating advisor and asset representations reviewer, payments and proceeds received with respect to an AB Whole Loan will generally be applied in the following order:

First, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to accrued and unpaid interest due on the outstanding principal of the AB Mortgage Loan at its interest rate;

Second, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to the Senior Note Percentage Interest of principal payments, if any, on an AB Whole Loan;

Third, if the proceeds of any foreclosure sale or any liquidation of an AB Whole Loan or related Mortgaged Property exceed amounts required to be applied in accordance with the foregoing clauses and, as result of a workout the principal balance of the AB Mortgage Loan has been reduced, such excess amount will be paid to the issuing entity as holder of the AB Mortgage Loan in an amount up to the reduction, if any, of the principal balance of the AB Mortgage Loan as a result of such workout, plus interest on such amount at the default interest rate for the AB Mortgage Loan;

Fourth, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to the product of the Senior Note Percentage Interest multiplied by the Senior Note Relative Spread and any prepayment premium to the extent paid by the related borrower;

Fifth, to the issuing entity as holder of the AB Mortgage Loan, up to the amount of any unreimbursed costs and expenses paid by the holder of the AB Mortgage Loan including any Recovered Costs not previously reimbursed to the holder of the AB Mortgage Loan (or paid or advanced by any servicer on its behalf and not previously paid or reimbursed) with respect to an AB Whole Loan pursuant to the related Intercreditor Agreement or the PSA;

Sixth, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the accrued and unpaid interest due on the outstanding principal balance of the related Trust Subordinate Companion Loan at its interest rate;

Seventh, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the Junior Note Percentage Interest of principal payments received, if any, on an AB Whole Loan;

Eighth, if the proceeds of any foreclosure sale or any liquidation of an AB Whole Loan or related Mortgaged Property exceed the amounts required to be applied in accordance with the foregoing clauses and, as a result of any written modification, amendment, waiver, restructuring or workout of an AB Whole Loan, the principal balance of the related Trust Subordinate Companion Loan has been reduced, such excess amount to the holder of the related Trust Subordinate Companion Loan in an amount equal to the amount of such reduction on the related Trust Subordinate Companion Loan as a result of such written modification, amendment, waiver, restructuring or workout and interest on such amount at the default interest rate for the related Trust Subordinate Companion Loan;

Ninth, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the aggregate amount of all payments made by the holder of the related Trust Subordinate Companion Loan in connection with the exercise of its cure rights under the related Intercreditor Agreement;

Tenth, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the product of the Junior Note Percentage Interest multiplied by the Junior Note Relative Spread and any prepayment premium to the extent paid by the related borrower;

Eleventh, to the extent assumption or transfer fees actually paid by the related borrower are not required to be otherwise applied under the PSA, including, without limitation, to provide reimbursement for interest on any Advances, to pay any additional servicing expenses or to compensate a servicer (in each case provided that such reimbursements or payments relate to an AB Whole Loan), any such assumption or transfer fees, to the extent actually paid by the related borrower, to the holder of the AB Mortgage Loan and to holder of the related Trust Subordinate Companion Loan, *pro rata*, based on their respective percentage interests; and

Twelfth, if any excess amount is available to be distributed in respect of an AB Whole Loan, and not otherwise applied in accordance with the foregoing clauses, any remaining amount, *pro rata*, to the holder of the AB Mortgage Loan and to the holder of the related Trust Subordinate Companion Loan in accordance with their respective initial percentage interests.

"Junior Note Percentage Interest" means a fraction, expressed as a percentage, the numerator of which is the principal balance of the related Trust Subordinate Companion Loan and the denominator of which is the principal balance of an AB Whole Loan.

["Junior Note Relative Spread" means the ratio of the Mortgage Rate for the related Trust Subordinate Companion Loan to the Mortgage Rate for the AB Mortgage Loan and related Trust Subordinate Companion Loan as a whole.]

"Recovered Costs" means, with respect to an AB Whole Loan, any amounts referred to in clauses (d) and/or (e) of the definition of "Defaulted Purchase Price" (set forth in "—*Purchase Option*" below) that, at the time of determination, had been previously paid or reimbursed to any servicer from sources other than collections on or in respect of an AB Whole Loan or Mortgaged Property (including, without limitation, from collections on or in respect of loans other than an AB Whole Loan).

"Senior Note Percentage Interest" means a fraction, expressed as a percentage, the numerator of which is the principal balance of the AB Mortgage Loan and the denominator of which is the principal balance of an AB Whole Loan.

["Senior Note Relative Spread" means the ratio of the Mortgage Rate for the AB Mortgage Loan to the Mortgage Rate for the AB Mortgage Loan and related Trust Subordinate Companion Loan related Trust Subordinate Companion Loan as a whole.]

Following the occurrence and during the continuance of an AB Material Event of Default, after payment of all amounts for required reserves or escrows required by the related Mortgage Loan documents and amounts then payable or reimbursable under the PSA to the master servicer, special servicer, certificate administrator, trustee, operating advisor and asset representations reviewer, payments and proceeds with respect to an AB Whole Loan will generally be applied in the following order, in each case to the extent of available funds:

First, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to accrued and unpaid interest due on the outstanding principal of the AB Mortgage Loan at its interest rate;

Second, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to the principal balance of the AB Mortgage Loan, until such principal balance has been reduced to zero;

Third, if the proceeds of any foreclosure sale or any liquidation of an AB Whole Loan or related Mortgaged Property exceed amounts required to be applied in accordance with the foregoing clauses and, as result of a workout the principal balance of the AB Mortgage Loan has been reduced, such excess amount will be paid to the issuing entity as holder of the AB Mortgage Loan in an amount up to the reduction, if any, of the principal balance of the AB Mortgage Loan as a result of such workout, plus interest on such amount at the default interest rate for the AB Mortgage Loan;

Fourth, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to the product of the Senior Note Percentage Interest multiplied by the Senior Note Relative Spread and any prepayment premium to the extent paid by the related borrower;

Fifth, to the issuing entity as holder of the AB Mortgage Loan, up to the amount of any unreimbursed costs and expenses paid by the holder of the AB Mortgage Loan including any Recovered Costs not previously reimbursed to the holder of the AB Mortgage Loan (or paid or advanced by any servicer on its behalf and not previously paid or reimbursed) with respect to an AB Whole Loan pursuant to the related Intercreditor Agreement or the PSA;

Sixth, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the accrued and unpaid interest due on the outstanding principal balance of the related Trust Subordinate Companion Loan at its interest rate;

Seventh, to the issuing entity as holder of the related Trust Subordinate Companion Loan in an amount equal to the principal balance of the related Trust Subordinate Companion Loan, until such principal balance has been reduced to zero;

Eighth, if the proceeds of any foreclosure sale or any liquidation of an AB Whole Loan or related Mortgaged Property exceed the amounts required to be applied in accordance with the foregoing clauses and, as a result of any written modification, amendment, waiver, restructuring or workout of an AB Whole Loan, the principal balance of the related Trust Subordinate Companion Loan has been reduced, such excess amount to the issuing entity as holder of the related Trust Subordinate

Companion Loan in an amount equal to the amount of such reduction on the related Trust Subordinate Companion Loan as a result of such written modification, amendment, waiver, restructuring or workout and interest on such amount at the default interest rate for the related Trust Subordinate Companion Loan;

Ninth, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the aggregate amount of all payments made by it in connection with the exercise of its cure rights under the related Intercreditor Agreement;

Tenth, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the product of the Junior Note Percentage Interest multiplied by the Junior Note Relative Spread and any prepayment premium to the extent paid by the related borrower;

Eleventh, to the extent assumption or transfer fees actually paid by the related borrower are not required to be otherwise applied under the PSA, including, without limitation, to provide reimbursement for interest on any Advances, to pay any additional servicing expenses or to compensate a servicer (in each case provided that such reimbursements or payments relate to an AB Whole Loan), any such assumption or transfer fees, to the extent actually paid by the related borrower, to the holder of the AB Mortgage Loan and to holder of the related Trust Subordinate Companion Loan, *pro rata*, based on their respective percentage interests; and

Twelfth, if any excess amount is available to be distributed in respect of an AB Whole Loan, and not otherwise applied in accordance with the foregoing clauses, any remaining amount, *pro rata*, to the holder of the AB Mortgage Loan and to the holder of the related Trust Subordinate Companion Loan in accordance with their respective initial percentage interests.

For more information regarding the allocation of collections and expenses in respect of an AB Whole Loan, see "*Pooling and Servicing Agreement—Advances*" and "*—Withdrawals from the Collection Account*".

Cure Rights. In the event that the related borrower fails to make any payment of principal or interest on an AB Whole Loan that results in a monetary event of default or the related borrower otherwise defaults with respect to an AB Whole Loan, the holder of the related Trust Subordinate Companion Loan will have the right to cure such event of default subject to certain limitations set forth in the related Intercreditor Agreement. The holder of the Trust Subordinate Companion Loan will be limited to four (4) cure payments over the life of an AB Whole Loan, no more than three (3) of which may be consecutive. So long as the holder of the related Trust Subordinate Companion Loan is exercising a cure right, neither the master servicer nor the special servicer will be permitted to treat such event of default as such for purposes of transferring the related Whole Loan to special servicing or exercising remedies.

Amendments and Consents. Prior to the occurrence and continuance of an AB Control Appraisal Period, except as otherwise described under "*Pooling and Servicing Agreement—The Directing Certificateholder*", the consent of the holder of the related Trust Subordinate Companion Loan is required to be obtained by the special servicer for any AB Major Decision.

An "AB Control Appraisal Period" will exist with respect to the related Trust Subordinate Companion Loan, if and for [so long as (a)(1) the initial principal balance of the related Trust Subordinate Companion Loan minus (2) the sum of (x) any payments of principal allocated to, and received on, the related Trust Subordinate Companion Loan, (y) any Appraisal Reduction Amounts for an AB Whole Loan that are allocated to the related Trust Subordinate Companion Loan and (z) any losses realized with respect to the related Mortgaged Property or AB Whole Loan that are allocated to the related Trust Subordinate Companion Loan, is less than (b) 25% of the remainder of the (i) initial principal balance of the related Trust Subordinate Companion Loan less (ii) any payments of principal allocated to, and received, by the holders of the related Trust Subordinate Companion Loan. Pursuant to the terms of the Intercreditor Agreement, the holders of the [LOAN SPECIFIC CLASS] certificates will have the right to avoid an AB Control Appraisal Period by posting cash collateral or a letter of credit in an amount which, when added to the appraised value of the related Mortgaged Property, would cause the applicable AB Control Appraisal

Period not to occur. The holder of the [LOAN SPECIFIC CLASS] certificates, as the holder of a beneficial interest in the related Trust Subordinate Companion Loan also has the right to purchase the AB Mortgage Loan in certain instances as set forth below.

["AB Major Decisions" means at any time no AB Control Appraisal Period is in effect (and will have the meaning given to a "Major Decision" when an AB Control Appraisal Period is in effect):

- any workout or other change to an AB Whole Loan that would result in any modification of, or waiver with respect to, an AB Whole Loan that would result in the extension of the maturity date or extended maturity date of the AB Loan, a reduction in the interest rate borne thereby or the monthly debt service payment or a deferral or a forgiveness of interest on or principal of an AB Whole Loan or a modification or waiver of any other monetary term of an AB Whole Loan (including reserve requirements) or a modification or waiver of any material non-monetary provision of an AB Whole Loan, including but not limited to provisions which restrict the related borrower or its equity owners from incurring additional indebtedness or transferring interests in the Mortgaged Property or the related borrower;

- any modification of, or waiver with respect to, an AB Whole Loan that would result in a discounted pay-off of the related Trust Subordinate Companion Loan;

- any foreclosure upon or comparable conversion (which may include acquisition of an REO Property) of the ownership of the Mortgaged Property or any acquisition of the Mortgaged Property by deed-in-lieu of foreclosure or any other exercise of remedies following an AB Material Event of Default;

- any material direct or indirect sale of all or any material portion of the Mortgaged Property or REO Property other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion;

- any substitution, release or addition of collateral for an AB Whole Loan other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion;

- any release of the related borrower or guarantor from liability with respect to an AB Whole Loan including, without limitation, by acceptance of an assumption of an AB Whole Loan by a successor borrower or replacement guarantor other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion;

- any determination (1) not to enforce a "due-on-sale" or "due–on–encumbrance" clause (unless such clause is not exercisable under applicable law or such exercise is reasonably likely to result in successful legal action by the related borrower) or (2) accelerate an AB Whole Loan (other than automatic accelerations pursuant to the related Mortgage Loan documents);

- any transfer of the Mortgaged Property or any portion of the Mortgaged Property, or any transfer of any direct or indirect ownership interest in the related borrower, other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion;

- any incurring of additional debt by the related borrower, including the terms of any document evidencing or securing any such additional debt and of any intercreditor or subordination agreement executed in connection therewith and any waiver of or amendment or modification to the terms of any such document or agreement or incurring of mezzanine financing by any beneficial owner of the related borrower, including the terms of any document evidencing or securing any such mezzanine debt and of any intercreditor or subordination agreement executed in connection therewith and any waiver of or amendment or modification to the terms of any such

document or agreement (other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion);

- the waiver or modification of any documentation relating to the guarantor's obligations under the guaranty;

- the releases of any escrows or reserve accounts other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion; and

- any approval of a "major lease" (as defined in the Mortgage Loan documents).]

Purchase Option. If an event of default with respect to an AB Whole Loan has occurred and is continuing, the holders of the [LOAN SPECIFIC CLASS] certificates will have the option to purchase the AB Mortgage Loan from the issuing entity at a price equal to the Defaulted Purchase Price.

The "Defaulted Purchase Price", with respect to the AB Mortgage Loan, is generally equal to the sum, without duplication, of (a) the principal balance of the AB Mortgage Loan, (b) accrued and unpaid interest on the AB Mortgage Loan from the date as to which interest was last paid in full by the related borrower up to and including the end of the interest accrual period relating to the Due Date next following the date the purchase occurred, (c) any other amounts due under an AB Whole Loan, other than prepayment premiums, default interest, late fees, exit fees and any other similar fees, provided that if the related borrower or a borrower related party is the purchaser (as the holder of the [LOAN SPECIFIC CLASS] certificates or otherwise), the Defaulted Purchase Price will include prepayment premiums, default interest, late fees, exit fees and any other similar fees, (d) without duplication of amounts under clause (c), any unreimbursed Servicing Advances and any expenses incurred in enforcing the related loan documents (including, without limitation, Servicing Advances payable or reimbursable to any servicer, and earned and unreimbursed special servicing fees), (e) without duplication of amounts under clause (c), any accrued and unpaid interest on Advances, (f) any Liquidation Fees or Workout Fees payable under the PSA with respect to an AB Whole Loan (i) if the related borrower or a borrower related party is the purchaser (as the holder of the [LOAN SPECIFIC CLASS] certificates or otherwise) or (ii) otherwise, if the purchase occurs after ninety (90) days after the first such option becomes exercisable pursuant to the related Intercreditor Agreement, and (g) any Recovered Costs not reimbursed previously to the holder of the AB Mortgage Loan pursuant to the related Intercreditor Agreement.

Special Servicer Appointment Rights. Pursuant to the related Intercreditor Agreement, the holders of the [LOAN SPECIFIC CLASS] certificates will have the right, with or without cause, to replace the special servicer then acting with respect to an AB Whole Loan and appoint a replacement special servicer with respect to an AB Whole Loan. See "*Pooling and Servicing Agreement—Replacement of Special Servicer Without Cause*".

The Non-Serviced Whole Loan

[THE FOLLOWING DESCRIPTION OF THE INTERCREDITOR AGREEMENT WILL BE UPDATED IN THE PROSPECTUS BASED ON THE NUMBER OF THE NON-SERVICED WHOLE LOANS AND THE FINAL TERMS OF THE RELATED INTERCREDITOR AGREEMENTS.]

General. [One (1)] Mortgage Loan, identified as "[NAME OF NON-SERVICED WHOLE LOAN]" (the "Non-Serviced Mortgage Loan") on Annex A-1, The [_____] Mortgage Loan, representing approximately [_____]% of the Initial Pool Balance, is part of a split loan structure comprised of two mortgage notes, each of which is secured by the same mortgage instruments on the same portfolio of Mortgaged Properties.

The Non-Serviced Mortgage Loan is evidenced by one (1) promissory note with a Cut-off Date Balance of $[_____]. The related Companion Loan (the "Non-Serviced Companion Loan" and together with the Non-Serviced Mortgage Loan, the "Non-Serviced Whole Loan") is evidenced by one (1) promissory note with a principal balance as of the Cut-off Date of $[_____]. The Non-Serviced

Companion Loan will not be included in the issuing entity. Only the Non-Serviced Mortgage Loan will be included in the issuing entity. The Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan are *pari passu* with each other in terms of priority and are collectively referred to in this prospectus as the Non-Serviced Whole Loan.

The rights of the issuing entity, as the holder of the Non-Serviced Mortgage Loan and the rights of the securitization trust holding the Non-Serviced Companion Loan, as the holder of the Non-Serviced Companion Loan are subject to the terms of the Intercreditor Agreement (the "Non-Serviced Intercreditor Agreement"). [The consultation rights of the issuing entity (as the non-controlling note holder) under the Non-Serviced Intercreditor Agreement will be exercised by the Directing Certificateholder so long as no Control Termination Event has occurred and is continuing, and if a Control Termination Event has occurred and is continuing, by the special servicer pursuant to the terms of the PSA, as described under "*Pooling and Servicing Agreement*".]

Servicing of the Non-Serviced Whole Loan. The Non-Serviced Whole Loan is being serviced and administered pursuant to the terms of the pooling and servicing agreement, dated as of [_____], 20[____] (the "Non-Serviced PSA") among [NAME OF DEPOSITOR] (the "Non-Serviced Depositor"), [NAME OF MASTER SERVICER] (the "Non-Serviced Master Servicer"), [NAME OF SPECIAL SERVICER) (the "Non-Serviced Special Servicer"), [NAME OF TRUSTEE] (the "Non-Serviced Trustee"), [NAME OF CERTIFICATE ADMINISTRATOR] (the "Non-Serviced Certificate Administrator"), [NAME OF OPERATING ADVISOR] (the "Non-Serviced Operating Advisor") and [NAME OF ASSET REPRESENTATIONS REVIEWER) (the "Non-Serviced Asset Representations Reviewer"). The Non-Serviced PSA was entered into in connection with the securitization of the Non-Serviced Companion Loan. The holders of the certificates issued under the Non-Serviced PSA are referred to in this prospectus as "Non-Serviced Certificateholders". For a summary of certain provisions of the Non-Serviced PSA, see "Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan".

Application of Payments. The Non-Serviced Intercreditor Agreement sets forth the respective rights of the holder of the Non-Serviced Mortgage Loan and the holder of the Non-Serviced Companion Loan with respect to distributions of funds received in respect of the Non-Serviced Whole Loan, and provides, in general, that:

- the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan are of equal priority with each other and no portion of either of them will have priority or preference over any portion of the other or security therefor;

- all payments, proceeds and other recoveries on or in respect of the Non-Serviced Whole Loan or the related Mortgaged Property will be applied to the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan on a *pro rata* and *pari passu* basis according to their respective outstanding principal balances (subject, in each case, to the payment of amounts for required reserves or escrows required by the related Mortgage Loan documents and payment and reimbursement rights of the Non-Serviced Master Servicer, the Non-Serviced Special Servicer, the Non-Serviced Trustee, the Non-Serviced Operating Advisor, the Non-Serviced Asset Representations Reviewer, the Non-Serviced Certificate Administrator, the Non-Serviced Depositor) in accordance with the terms of the Non-Serviced Intercreditor Agreement and the Non-Serviced PSA; and

- costs, fees, expenses, losses and shortfalls relating to the Non-Serviced Whole Loan will be allocated, on a *pro rata* and *pari passu* basis, to the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan in accordance with the terms of the Non-Serviced Intercreditor Agreement and the Non-Serviced PSA.

See *"Pooling and Servicing Agreement—Advances"* and *"—Servicing of the Non-Serviced Mortgage Loan"* for more information regarding the allocation of collections and expenses in respect of the Non-Serviced Whole Loan.

Consultation and Control. The controlling noteholder under the Non-Serviced Intercreditor Agreement will be the securitization trust formed pursuant to the Non-Serviced PSA (the "Non-Serviced Securitization Trust"), as holder of the Non-Serviced Companion Loan. [_____] is the directing certificateholder under the Non-Serviced PSA (the "Non-Serviced Directing Certificateholder"). The Non-Serviced Directing Certificateholder (so long as a control termination event under the Non-Serviced PSA has not occurred and is not continuing), and the applicable certificateholders under the Non-Serviced PSA with the requisite percentage of voting rights (so long as a control termination event under the Non-Serviced PSA has occurred and is continuing) will exercise the rights of the Non-Serviced Securitization Trust as controlling noteholder, and will have the right, with or without cause, to replace the special servicer then acting with respect to the Non-Serviced Whole Loan and appoint a replacement special servicer, in accordance with, and subject to the limitations set forth in, the Non-Serviced PSA.

For more information regarding the rights of the directing certificateholder under the Non-Serviced PSA, see "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan*".

Pursuant to the terms of the Non-Serviced Intercreditor Agreement, the issuing entity, as the non-controlling note holder, will have the right (regardless of whether a control termination event or a consultation termination event exists under the Non-Serviced PSA) to (i) receive copies of all notices, information and reports that the Non-Serviced Special Servicer is required to provide to the Non-Serviced Directing Certificateholder within the same time frame it is required to provide such notices, information and reports to the Non-Serviced Directing Certificateholder (*provided* that to the extent that the Non-Serviced Mortgage Loan is included in a securitization transaction, such copies of notices, information and reports required to be delivered by the Non-Serviced Special Servicer to the issuing entity shall be delivered to the directing certificateholder related to such securitization transaction to the extent that the Non-Serviced Special Servicer receives written notice of the identity of the directing certificateholder for such securitization transaction) and (ii) consult on a strictly non-binding basis with respect to (x) certain major servicing decisions regarding the Non-Serviced Whole Loan or any related REO Property as set forth in the Non-Serviced Intercreditor Agreement and (y) the implementation of any recommended actions outlined in an asset status report in respect of the Non-Serviced Whole Loan or any related REO Property. The consultation right of the issuing entity will expire 10 business days after the delivery by the Non-Serviced Special Servicer of notice and information relating to the matter subject to consultation, whether or not the issuing entity has responded within such period; *provided* that if a new course of action is proposed that is materially different from the actions previously proposed, the 10 business-day consultation period will begin anew. Notwithstanding the issuing entity's consultation rights described above, the Non-Serviced Special Servicer is permitted to make any major decision or take any action set forth in an asset status report in respect of the Non-Serviced Whole Loan before the expiration of the aforementioned 10 business-day period if it determines that immediate action with respect to such decision is necessary to protect the interests of the holders of the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan.

Neither the Non-Serviced Master Servicer nor the Non-Serviced Special Servicer will be permitted to follow any advice or consultation provided by the holder of the Non-Serviced Companion Loan (or its representative) that would require or cause the Non-Serviced Master Servicer or the Non-Serviced Special Servicer, as applicable, to violate any applicable law, including the REMIC Regulations or other applicable provisions of the Code, be inconsistent with the servicing standard under the Non-Serviced PSA require or cause the Non-Serviced Master Servicer or the Non-Serviced Special Servicer, as applicable, to violate provisions of the Non-Serviced Intercreditor Agreement or the Non-Serviced PSA, require or cause the Non-Serviced Master Servicer or the Non-Serviced Special Servicer, as applicable, to violate the terms of the Non-Serviced Whole Loan, or materially expand the scope of any of the Non-Serviced Master Servicer's or the Non-Serviced Special Servicer's, as applicable, responsibilities under the Non-Serviced Intercreditor Agreement.

In addition to the consultation rights of the issuing entity described above, the issuing entity will have the right to annual conference calls with the Non-Serviced Master Servicer or Non-Serviced Special Servicer, as applicable, upon reasonable notice and at times reasonably acceptable to the Non-Serviced

Master Servicer or Non-Serviced Special Servicer, as applicable, in which servicing issues related to the Non-Serviced Whole Loan may be discussed.

Sale of Defaulted Loan. Pursuant to the terms of the Non-Serviced Intercreditor Agreement, if the Non-Serviced Whole Loan becomes a "defaulted Mortgage Loan" pursuant to the terms of the Non-Serviced PSA, the Non-Serviced Special Servicer will be required to sell the Non-Serviced Mortgage Loan together with the related Companion Loan as a single whole loan. The issuing entity will have consultation rights in connection with such sale, as described above.

Special Servicer Appointment Rights. Pursuant to the terms of the Non-Serviced Intercreditor Agreement and the Non-Serviced PSA, the Non-Serviced Directing Certificateholder and the applicable certificateholders under the Non-Serviced PSA with the requisite percentage of voting rights (so long as a control termination event under the Non-Serviced PSA has not occurred and is not continuing) will have the right, with or without cause, to replace the special servicer then acting with respect to the Non-Serviced Whole Loan and appoint a replacement special servicer, in accordance with, and subject to the limitations set forth in, the Non-Serviced PSA. See "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan*".

Additional Information

Each of the tables presented in Annex A-2 sets forth selected characteristics of the pool of Mortgage Loans as of the Cut-off Date, if applicable. For a detailed presentation of certain additional characteristics of the Mortgage Loans and the Mortgaged Properties on an individual basis [including the asset-level information required by Item 1125 of Regulation AB], see Annex A-1*.* For a brief summary of the [10] largest Mortgage Loans in the pool of Mortgage Loans, see Annex A-3*.*

The description in this prospectus, including Annex A-1, A-2 and A-3, of the Mortgage Pool and the Mortgaged Properties is based upon the Mortgage Pool as expected to be constituted at the close of business on the Cut-off Date, as adjusted for the scheduled principal payments due on the Mortgage Loans on or before the Cut-off Date. Prior to the issuance of the Offered Certificates, a Mortgage Loan may be removed from the Mortgage Pool if the depositor deems such removal necessary or appropriate or if it is prepaid. This may cause the range of Mortgage Rates and maturities as well as the other characteristics of the Mortgage Loans to vary from those described in this prospectus.

A [Current Report on Form 8-K][Form ABS-EE] containing detailed information regarding the Mortgage Loans will be available to persons (including beneficial owners of the Offered Certificates) who receive this prospectus and will be filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), together with the PSA, with the United States Securities and Exchange Commission (the "SEC") on or prior to the date of the filing of this prospectus.

TRANSACTION PARTIES

The Sponsors and Mortgage Loan Sellers

German American Capital Corporation

General. German American Capital Corporation, a Maryland corporation ("GACC"), is a sponsor and a mortgage loan seller in this securitization transaction (in such capacity, "Sponsor" or "Mortgage Loan Seller"). GACC or an affiliate of GACC originated (either directly or, in some cases, through table funding arrangements) all of the GACC Mortgage Loans in this transaction. GACC is a wholly-owned subsidiary of Deutsche Bank Americas Holding Corp., which in turn is a wholly-owned subsidiary of Deutsche Bank AG, a German corporation and GACC is an affiliate of the Depositor and Deutsche Bank Securities Inc., an Underwriter. The principal offices of GACC are located at 60 Wall Street, New York, New York 10005. In addition, it is expected that GACC will, as of the date of the initial issuance of the Certificates, hold the [_____] Pari Passu Companion Loan designated as Note A-2. For more information regarding GACC, see "*The Sponsor*" in the prospectus.

GACC is engaged in the origination of commercial mortgage loans with the primary intent to sell the loans within a short period of time subsequent to origination into a commercial mortgage backed securities primary issuance securitization or through a sale of whole loan interests to third party investors. GACC originates loans primarily for securitization; however, GACC also originates subordinate mortgage loans or subordinate participation interests in mortgage loans, and mezzanine loans (loans secured by equity interests in entities that own commercial real estate), for sale to third party investors.

GACC originates loans and aggregates and warehouses the loans pending sale via a commercial mortgage backed securities ("CMBS") securitization.

GACC's Securitization Program. GACC has been engaged as an originator and seller/contributor of loans into CMBS securitizations for more than ten years.

GACC has been a seller of loans into securitization programs including (i) the "COMM" program, in which its affiliate Deutsche Mortgage & Asset Receiving Corporation ("DMARC") is the depositor, (ii) the "CD" program in which DMARC was the depositor on a rotating basis with Citigroup Commercial Mortgage Securities Inc., and (iii) programs where third party entities, including affiliates of General Electric Capital Corporation, Capmark Finance Inc. (formerly GMAC Commercial Mortgage Corporation) and others, have acted as depositors.

Under the COMM name, GACC has had two primary securitization programs, the "COMM FL" program, into which large floating rate commercial mortgage loans were securitized, and the "COMM Conduit/Fusion" program, into which both fixed rate conduit loans and large loans were securitized.

GACC originates both fixed rate and floating rate commercial mortgage loans backed by a range of commercial real estate properties including office buildings, apartments, shopping malls, hotels, and industrial/warehouse properties. The total amount of loans securitized by GACC from [_____] through [_____] is approximately $[_____] billion.

Generally, GACC has not purchased significant amounts of mortgage loans for securitization; however it has purchased loans for securitization in the past and it may elect to purchase loans for securitization in the future. In the event GACC purchases loans for securitization, GACC will either reunderwrite the mortgage loans it purchases, or perform other procedures to ascertain the quality of such loans, which procedures will be subject to approval by credit risk management officers.

In coordination with Deutsche Bank Securities Inc. and other underwriters or initial purchasers, GACC works with NRSROs, other loan sellers, servicers and investors in structuring a securitization transaction to maximize the overall value and capital structure, taking into account numerous factors, including without limitation geographic and property type diversity and NRSRO criteria.

For the most part, GACC relies on independent rated third parties to service loans held pending sale or securitization. It maintains interim servicing agreements with large, institutional commercial mortgage loan servicers who are highly rated by the NRSROs. Periodic financial review and analysis, including monitoring of ratings, of each of the servicers with which GACC has servicing arrangements is conducted under the purview of loan underwriting personnel.

Pursuant to a Mortgage Loan Purchase Agreement, GACC will make certain representations and warranties, subject to certain exceptions set forth therein (and in Annex E to this prospectus), to the Depositor and will covenant to provide certain documents regarding the Mortgage Loans it is selling to the Depositor (the "GACC Mortgage Loans") and, in connection with certain breaches of such representations and warranties or certain defects with respect to such documents, which breaches or defects are determined to have a material adverse effect on the value of the subject GACC Mortgage Loans or such other standard as is described in the related Mortgage Loan Purchase Agreement, may have an obligation to repurchase such Mortgage Loan, cure the subject defect or breach, replace the subject Mortgage Loan with a Qualified Substitute Mortgage Loan or make a Loss of Value Payment, as the case may be. The Depositor will assign its rights under each Mortgage Loan Purchase Agreement to the issuing entity. In addition, GACC has agreed to indemnify the Depositor, the Underwriters and certain of

their respective affiliates with respect to certain liabilities arising in connection with the issuance and sale of the certificates. See "*The Pooling and Servicing Agreement—Assignment of the Mortgage Loans*".

Review of GACC Mortgage Loans.

Overview*.* GACC, in its capacity as the Sponsor of the GACC Mortgage Loans, has conducted a review of the GACC Mortgage Loans in connection with the securitization described in this prospectus. GACC determined the nature, extent and timing of the review and the level of assistance provided by any third parties. The review of the GACC Mortgage Loans was performed by a deal team comprised of real estate and securitization professionals who are employees of one or more of GACC's affiliates (the "GACC Deal Team"). The review procedures described below were employed with respect to all of the GACC Mortgage Loans, except that certain review procedures only were relevant to the large loan disclosures in this prospectus, as further described below. No sampling procedures were used in the review process.

Data Tape*.* To prepare for securitization, members of the GACC Deal Team created a data tape (the "GACC Data Tape") containing detailed loan-level and property-level information regarding each GACC Mortgage Loan. The GACC Data Tape was compiled from, among other sources, the related Mortgage Loan documents, appraisals, environmental reports, seismic reports, property condition reports, zoning reports, insurance policies, borrower supplied information (including, but not limited to, rent rolls, leases, operating statements and budgets) and information collected by the GACC during the underwriting process. After origination of each GACC Mortgage Loan, the GACC Deal Team updated the information in the GACC Data Tape with respect to the GACC Mortgage Loan based on updates provided by the related loan servicer relating to loan payment status and escrows, updated operating statements, rent rolls and leasing activity, and information otherwise brought to the attention of the GACC Deal Team. The GACC Data Tape was used by the GACC Deal Team to provide the numerical information regarding the GACC Mortgage Loans in this prospectus.

Data Comparison and Recalculation. The Depositor, on behalf of GACC, engaged a third party accounting firm to perform certain data comparison and recalculation procedures designed by GACC relating to information in this prospectus regarding the GACC Mortgage Loans. These procedures included:

- comparing the information in the GACC Data Tape against various source documents provided by GACC that are described above under "*—Review of GACC Mortgage Loans—Data Tape*";

- comparing numerical information regarding the GACC Mortgage Loans and the related Mortgaged Properties disclosed in this prospectus against the GACC Data Tape; and

- recalculating certain percentages, ratios and other formulae relating to the GACC Mortgage Loans disclosed in this prospectus.

Legal Review*.* GACC engaged various law firms to conduct certain legal reviews of the GACC Mortgage Loans for disclosure in this prospectus. In anticipation of securitization of each GACC Mortgage Loan originated by GACC, origination counsel prepared a loan summary that sets forth salient loan terms and summarizes material deviations from GACC's standard form loan documents. In addition, origination counsel for each GACC Mortgage Loan reviewed GACC's representations and warranties set forth on Annex D to this prospectus and, if applicable, identified exceptions to those representations and warranties set forth on Annex E.

Securitization counsel was also engaged to assist in the review of the GACC Mortgage Loans. Such assistance included, among other things, (i) a review of sections of the loan documents with respect to certain of the GACC Mortgage Loans that deviate materially from GACC's standard form document, (ii) a review of the loan summaries referred to above relating to the GACC Mortgage Loans prepared by origination counsel, and (iii) a review of a due diligence questionnaire completed by the origination counsel. Securitization counsel also reviewed the property release provisions (other than the partial defeasance provisions), if any, for each GACC Mortgage Loan with multiple Mortgaged Properties or, to

the extent identified by origination counsel, for each GACC Mortgage Loan with permitted outparcel releases or similar releases for compliance with the REMIC provisions.

GACC prepared, and reviewed with originating counsel and/or securitization counsel, the loan summaries for those of the GACC Mortgage Loans included in the 10 largest Mortgage Loans in the mortgage pool, and the abbreviated loan summaries for those of the GACC Mortgage Loans included in the next 10 largest Mortgage Loans in the mortgage pool, which loan summaries and abbreviated loan summaries are incorporated in Annex C.

Other Review Procedures. With respect to any pending litigation that existed at the origination of any GACC Mortgage Loan, GACC requested updates from the related borrower, origination counsel and/or borrower's litigation counsel. In connection with the origination of each GACC Mortgage Loan, GACC, together with origination counsel, conducted a search with respect to each borrower under the related GACC Mortgage Loan to determine whether it filed for bankruptcy. If GACC became aware of a significant natural disaster in the vicinity of any Mortgaged Property securing a GACC Mortgage Loan, GACC obtained information on the status of the Mortgaged Property from the related borrower to confirm no material damage to the Mortgaged Property.

With respect to the GACC Mortgage Loans originated by GACC, the GACC Deal Team also consulted with the applicable GACC Mortgage Loan origination team to confirm that the GACC Mortgage Loans were originated in compliance with the origination and underwriting criteria described below under "—*GACC's Underwriting Guidelines and Processes",* as well as to identify any material deviations from those origination and underwriting criteria. See "—*GACC's Underwriting Guidelines and Processes—Exceptions*" below.

Findings and Conclusions. Based on the foregoing review procedures, GACC determined that the disclosure regarding the GACC Mortgage Loans in this prospectus is accurate in all material respects. GACC also determined that the GACC Mortgage Loans were originated in accordance with GACC's origination procedures and underwriting criteria, except as described below under "—*GACC's Underwriting Guidelines and Processes—Exceptions".* GACC attributes to itself all findings and conclusions resulting from the foregoing review procedures.

GACC's Underwriting Guidelines and Processes.

General. GACC originates loans located in the United States that are secured by retail, multifamily, office, hotel, industrial/warehouse and self-storage properties. All of the mortgage loans originated by GACC generally are originated in accordance with the underwriting criteria described below. However, each lending situation is unique, and the facts and circumstance surrounding the mortgage loan, such as the quality and location of the real estate, the sponsorship of the borrower and the tenancy of the property, will impact the extent to which the general guidelines below are applied to a specific loan. This underwriting criteria is general, and there is no assurance that every mortgage loan will conform in all respects with the guidelines.

Loan Analysis. In connection with the origination of mortgage loans, GACC conducts an extensive review of the related mortgaged property, including an analysis of the appraisal, environmental report, property operating statements, financial data, rent rolls, sales where applicable and related information or statements of occupancy rates provided by the borrower and, with respect to the mortgage loans secured by retail and office properties, certain major tenant leases and the tenant's credit. Generally, borrowers are required to be single purpose entities which do not have a credit history; therefore, the financial strength and character of certain of the borrower's key principals are examined prior to approval of the mortgage loan through a review of available financial statements and public records searches. A member of the GACC underwriting or due diligence team, or a consultant or other designee, visits the mortgaged property for a site inspection to confirm the occupancy rates of the mortgaged property, and analyzes the mortgaged property's sub-market and the utility of the mortgaged property within the sub-market. Unless otherwise specified in this prospectus, all financial, occupancy and other information contained in this prospectus is based on such information and there can be no assurance that such financial, occupancy and other information remains accurate.

Cash Flow Analysis. GACC reviews, among other things, historical operating statements, rent rolls, tenant leases and/or budgeted income and expense statements provided by the borrower and makes adjustments in order to determine a debt service coverage ratio, including taking into account the benefits of any governmental assistance programs. See "*Description of the Mortgage Pool—Additional Information*" in this prospectus.

Debt Service Coverage Ratio and Loan-to-Value Ratio. The underwriting includes a calculation of the debt service coverage ratio and the loan-to-value ratio in connection with the origination of each loan.

The debt service coverage ratio will generally be calculated based on the ratio of the underwritten net cash flow from the property in question as determined by GACC and payments on the loan based on actual principal and/or interest due on the loan. However, underwritten net cash flow is often a highly subjective number based on a variety of assumptions regarding, and adjustments to, revenues and expenses with respect to the related real property collateral. For example, when calculating the debt service coverage ratio for a multifamily or commercial mortgage loan, annual net cash flow that was calculated based on assumptions regarding projected future rental income, expenses and/or occupancy may be utilized. We cannot assure you that the foregoing assumptions made with respect to any prospective multifamily or commercial mortgage loan will, in fact, be consistent with actual property performance. For specific discussions on the particular assumptions and adjustments, see "*Description of the Mortgage Pool—Exceptions to Underwriting Guidelines*" and Annex A-1 and Annex A-3 to this prospectus*.* The loan-to-value ratio, in general, is the ratio, expressed as a percentage, of the then-outstanding principal balance of the mortgage loan divided by the estimated value of the related property based on an appraisal. In addition, with respect to certain mortgage loans, there may exist subordinate mortgage debt or mezzanine debt. Such mortgage loans will have a lower combined debt service coverage ratio and/or a higher combined loan-to-value ratio when such subordinate or mezzanine debt is taken into account. Additionally, certain mortgage loans may provide for interest only payments prior to maturity, or for an interest-only period during a portion of the term of the mortgage loan.

Appraisal and Loan-to-Value Ratio. For each Mortgaged Property, GACC obtains a current (within 6 months of the origination date of the mortgage loan) full narrative appraisal conforming at least to the requirements of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"). The appraisal is based on the current use of the Mortgaged Property and must include an estimate of the then-current market value of the property "as-is" in its then-current condition although in certain cases, GACC may also obtain a value on an "as-stabilized" basis reflecting leases that have been executed but tenants have not commenced paying rent. GACC then determines the loan-to-value ratio of the mortgage loan at the date of origination or, if applicable, in connection with its acquisition, in each case based on the value set forth in the appraisal.

Evaluation of Borrower. GACC evaluates the borrower and its principals with respect to credit history and prior experience as an owner and operator of commercial real estate properties. The evaluation will generally include obtaining and reviewing a credit report or other reliable indication of the borrower's financial capacity; obtaining and verifying credit references and/or business and trade references; and obtaining and reviewing certifications provided by the borrower as to prior real estate experience and current contingent liabilities. Finally, although the mortgage loans generally are non-recourse in nature, in the case of certain mortgage loans, the borrower and certain principals of the borrower may be required to assume legal responsibility for liabilities as a result of, among other things, fraud, misrepresentation, misappropriation or conversion of funds and breach of environmental or hazardous materials requirements. GACC evaluates the financial capacity of the borrower and such principals to meet any obligations that may arise with respect to such liabilities.

Environmental Site Assessment. Prior to origination, GACC either (i) obtains or updates an environmental site assessment ("ESA") for a Mortgaged Property prepared by a qualified environmental firm or (ii) obtains an environmental insurance policy for a Mortgaged Property. If an ESA is obtained or updated, GACC reviews the ESA to verify the absence of reported violations of applicable laws and regulations relating to environmental protection and hazardous materials or other material adverse environmental condition or circumstance. In cases in which the ESA identifies conditions that would require cleanup, remedial action or any other response estimated to cost in excess of 5% of the

outstanding principal balance of the mortgage loan, GACC either (i) determines that another party with sufficient assets is responsible for taking remedial actions directed by an applicable regulatory authority or (ii) requires the borrower to do one of the following: (A) carry out satisfactory remediation activities or other responses prior to the origination of the mortgage loan, (B) establish an operations and maintenance plan, (C) place sufficient funds in escrow or establish a letter of credit at the time of origination of the mortgage loan to complete such remediation within a specified period of time, (D) obtain an environmental insurance policy for the Mortgaged Property, (E) provide or obtain an indemnity agreement or a guaranty with respect to such condition or circumstance, or (F) receive appropriate assurances that significant remediation activities or other significant responses are not necessary or required.

Certain of the mortgage loans may also have environmental insurance policies. See "*Description of the Mortgage Pool—Insurance Considerations*".

Physical Assessment Report. Prior to origination, GACC obtains a physical assessment report ("PAR") for each Mortgaged Property prepared by a qualified structural engineering firm. GACC reviews the PAR to verify that the property is reported to be in satisfactory physical condition, and to determine the anticipated costs of necessary repair, replacement and major maintenance or capital expenditure needs over the term of the mortgage loan. In cases in which the PAR identifies material repairs or replacements needed immediately, GACC generally requires the borrower to carry out such repairs or replacements prior to the origination of the mortgage loan, or, in many cases, requires the borrower to place sufficient funds in escrow at the time of origination of the mortgage loan to complete such repairs or replacements within not more than twelve months. In certain instances, GACC may waive such escrows but require the related borrower to complete such repairs within a stated period of time in the related mortgage loan documents.

Title Insurance Policy. The borrower is required to provide, and GACC reviews, a title insurance policy for each Mortgaged Property. The title insurance policy must meet the following requirements: (a) the policy must be written by a title insurer licensed to do business in the jurisdiction where the Mortgaged Property is located; (b) the policy must be in an amount equal to the original principal balance of the mortgage loan; (c) the protection and benefits must run to the mortgagee and its successors and assigns; (d) the policy should be written on a standard policy form of the American Land Title Association or equivalent policy promulgated in the jurisdiction where the Mortgaged Property is located; and (e) the legal description of the Mortgaged Property in the title policy must conform to that shown on the survey of the Mortgaged Property, where a survey has been required.

Property Insurance. The borrower is required to provide, and GACC reviews, certificates of required insurance with respect to the Mortgaged Property. Such insurance may include: (1) commercial general liability insurance for bodily injury or death and property damage; (2) a fire and extended perils insurance policy providing "special" form coverage including coverage against loss or damage by fire, lightning, explosion, smoke, windstorm and hail, riot or strike and civil commotion; (3) if applicable, boiler and machinery coverage; (4) if the Mortgaged Property is located in a flood hazard area, flood insurance; and (5) such other coverage as GACC may require based on the specific characteristics of the Mortgaged Property.

Seismic Report. A seismic report is required for all properties located in seismic zones 3 or 4.

Zoning and Building Code Compliance. In connection with the origination of a multifamily or commercial mortgage loan, the originator will examine whether the use and occupancy of the related real property collateral is in material compliance with zoning, land-use, building rules, regulations and orders then applicable to that property. Evidence of this compliance may be in the form of one or more of the following: a zoning report, legal opinions, surveys, recorded documents, temporary or permanent certificates of occupancy, letters from government officials or agencies, title insurance endorsements, engineering or consulting reports and/or representations by the related borrower.

Escrow Requirements. GACC may require borrowers to fund various escrows for taxes, insurance, capital expenses and replacement reserves, which reserves in many instances will be limited to certain

capped amounts. In addition, GACC may identify certain risks that warrant additional escrows or holdbacks for items such as leasing-related matters, deferred maintenance, environmental remediation or unfunded obligations, which escrows or holdbacks would be released upon satisfaction of the applicable conditions. Springing escrows may also be structured for identified risks such as specific rollover exposure, to be triggered upon the non-renewal of one or more key tenants. Escrows are evaluated on a case-by-case basis and are not required for all commercial mortgage loans originated by GACC. The typical required escrows for mortgage loans originated by GACC are as follows:

- Taxes – An initial deposit and monthly escrow deposits equal to approximately 1/12th of the estimated annual property taxes (based on the most recent property assessment and the current millage rate) are required to provide GACC with sufficient funds to satisfy all taxes and assessments. GACC may waive this escrow requirement in certain circumstances, including, but not limited to: (i) the Mortgaged Property is a single tenant property (or substantially leased to single tenant) and the tenant pays taxes directly (or GACC may waive the escrow for a portion of the Mortgaged Property which is leased to a tenant that pays taxes for its portion of the Mortgaged Property directly); or (ii) any Escrow/Reserve Mitigating Circumstances.

- Insurance – An initial deposit and monthly escrow deposits equal to approximately 1/12th of the estimated annual property insurance premium are required to provide GACC with sufficient funds to pay all insurance premiums. GACC may waive this escrow requirement in certain circumstances, including, but not limited to: (i) the borrower maintains a blanket insurance policy; (ii) the Mortgaged Property is a single tenant property (or substantially leased to single tenant) and the tenant maintains the property insurance or self-insures (or may waive the escrow for a portion of the Mortgaged Property which is leased to a tenant that maintains property insurance for its portion of the Mortgaged Property or self-insures); or (iii) any Escrow/Reserve Mitigating Circumstances.

- Replacement Reserves – Replacement reserves are generally calculated in accordance with the expected useful life of the components of the property during the term of the mortgage loan. Annual replacement reserves are generally underwritten to the suggested replacement reserve amount from an independent, third-party property condition or engineering report, or to certain minimum requirements by property type. GACC may waive this escrow requirement in certain circumstances, including, but not limited to: (i) the Mortgaged Property is a single tenant property (or substantially leased to single tenant) and the tenant repairs and maintains the Mortgaged Property (or may waive the escrow for a portion of the Mortgaged Property which is leased to a tenant that repairs and maintains its portion of the Mortgaged Property); or (ii) any Escrow/Reserve Mitigating Circumstances.

- Tenant Improvement/Lease Commissions – A tenant improvement/leasing commission reserve may be required to be funded either at loan origination and/or during the related mortgage loan term and/or springing upon certain tenant events to cover certain anticipated leasing commissions, free rent periods or tenant improvement costs which might be associated with re-leasing the space occupied by such tenants. GACC may waive this escrow requirement in certain circumstances, including, but not limited to: (i) the Mortgaged Property is a single tenant property (or substantially leased to single tenant), with a lease that extends beyond the loan term; or (ii) any Escrow/Reserve Mitigating Circumstances.

- Deferred Maintenance – A deferred maintenance reserve may be required to be funded at loan origination in an amount equal to 100% to 125% of the estimated cost of material immediate repairs or replacements identified in the property condition or engineering report. GACC may waive this escrow requirement in certain circumstances, including, but not limited to: (i) the sponsor of the borrower delivers a guarantee to complete the immediate repairs; (ii) the deferred maintenance items do not materially impact the function, performance or value of the property; (iii) the deferred maintenance cost does not exceed $50,000; (iv) the Mortgaged Property is a single tenant property (or substantially leased to single tenant), and the tenant is responsible for the repairs; or (v) any Escrow/Reserve Mitigating Circumstances.

- Environmental Remediation – An environmental remediation reserve may be required at loan origination in an amount equal to 100% to 125% of the estimated remediation cost identified in the environmental report. GACC may waive this escrow requirement in certain circumstances, including, but not limited to: (i) the sponsor of the borrower delivers a guarantee agreeing to complete the remediation; (ii) environmental insurance is in place or obtained; or (iii) any Escrow/Reserve Mitigating Circumstances.

GACC may determine that establishing any of the foregoing escrows or reserves is not warranted in one or more of the following instances (collectively, the "Escrow/Reserve Mitigating Circumstances"): (i) the amounts involved are *de minimis*, (ii) GACC's evaluation of the ability of the Mortgaged Property, the borrower or a holder of direct or indirect ownership interests in the borrower to bear the subject expense or cost absent creation of an escrow or reserve, (iii) based on the Mortgaged Property maintaining a specified debt service coverage ratio, (iv) GACC has structured springing escrows that arise for identified risks, (v) GACC has an alternative to a cash escrow or reserve, such as a letter of credit or a guarantee from the borrower or an affiliate of the borrower; (vi) GACC believes there are credit positive characteristics of the borrower, the sponsor of the borrower and/or the Mortgaged Property that would offset the need for the escrow or reserve; or (vii) the reserves are being collected and held by a third party, such as a management company, a franchisor, or an association.

Notwithstanding the foregoing discussion under this caption "—*GACC's Underwriting Guidelines and Processes*", one or more of the mortgage loans contributed to this securitization by GACC may vary from, or may not comply with, GACC's underwriting guidelines described above. In addition, in the case of one or more of the mortgage loans contributed to this securitization by GACC, GACC may not have strictly applied these underwriting guidelines as the result of a case-by-case permitted exception based upon other compensating or mitigating factors.

Exceptions. Other than as set forth below, the GACC Mortgage Loans were originated in accordance with the underwriting standards set forth above.

[With respect to the mortgage loan secured by the mortgaged property identified on Annex A to this prospectus as [_____], representing approximately [_]% of the outstanding pool balance as of the cut-off date, [IDENTIFY ANY EXCEPTIONS AND THE REASON FOR SUCH EXCEPTION]]

Compliance with Rule 15Ga-1 under the Exchange Act. GACC most recently filed a Form ABS-15G with the Securities and Exchange Commission (the "SEC") pursuant to Rule 15Ga-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on [_____]. The Central Index Key (or CIK) numbers of the depositor and GACC are set forth on the cover of this prospectus. The following table provides information regarding the demand, repurchase and replacement history with respect to the mortgage loans securitized by GACC during the period from and including [_____] to and including [_____]:

[TABLE TO BE UPDATED AS NECESSARY]

% of principal balance	Check if Registered	Name of Originator	Total Assets in ABS by Originator(1)			Assets That Were Subject of Demand			Assets That Were Repurchased or Replaced			Assets Pending Repurchase or Replacement (due to expired cure period)			Demand in Dispute			Demand Withdrawn			Demand Rejected			Notes
			#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance	#	$		#	$	% of principal balance	

[Placeholder for footnotes]

Retained Interests in This Securitization. [Neither GACC nor any of its affiliates intends to retain any certificates issued by the issuing entity or any other economic interest in this securitization, [except that [_____] intends to purchase up to [$_____] initial Certificate Balance of the Class [___] certificates for investment]. [TO THE EXTENT APPLICABLE, DISCLOSURE WOULD BE ADDED AS TO ANY HEDGE (SECURITY SPECIFIC OR PORTFOLIO) MATERIALLY RELATED TO THE CREDIT RISK OF THE CERTIFICATES HELD THAT WAS ENTERED INTO BY GACC OR, IF KNOWN, BY AN AFFILIATE OF GACC TO OFFSET THE RISK POSITION HELD]

[For information regarding the method by which GACC, as sponsor, intends to comply with the United States federal credit risk retention laws and regulations applicable to it, see "*Credit Risk Retention*".][APPLICABLE TO OFFERINGS WITH CLOSING DATES ON OR AFTER DECEMBER 24, 2016]

[NAMES OF OTHER SPONSORS]

[INCLUDE SIMILAR SPONSOR INFORMATION TO THAT SET FORTH ABOVE FOR GACC]

[IF ANY SPONSOR IS REQUIRED TO REPURCHASE OR REPLACE ANY ASSET FOR BREACH OF A REPRESENTATION AND WARRANTY, INCLUDE INFORMATION REGARDING THAT SPONSOR'S FINANCIAL CONDITION TO THE EXTENT THAT THERE IS A MATERIAL RISK THAT THE EFFECT ON ITS ABILITY TO COMPLY WITH THE PROVISIONS IN THE TRANSACTION AGREEMENTS RELATING TO THE REPURCHASE OBLIGATIONS FOR THOSE ASSETS RESULTING FROM SUCH FINANCIAL CONDITION COULD HAVE A MATERIAL IMPACT ON POOL PERFORMANCE OR PERFORMANCE OF THE ASSET-BACKED SECURITIES.]

[The Originators] [IF THERE ARE ORIGINATORS THAT ARE NOT SPONSORS OR MORTGAGE LOAN SELLERS]

[IDENTIFY ANY ORIGINATOR OR GROUP OF AFFILIATED ORIGINATORS THAT ORIGINATED 10% OR MORE OF THE POOL ASSETS AND ANY ORIGINATOR(S) ORIGINATING LESS THAN 10% OF THE POOL ASSETS IF THE CUMULATIVE AMOUNT ORIGINATED BY PARTIES OTHER THAN THE SPONSORS OR THEIR AFFILIATES IS MORE THAN 10% OF THE POOL ASSETS.]

[INCLUDE ALL INFORMATION REQUIRED TO BE DISCLOSED UNDER ITEM 1110(B) OF REGULATION AB FOR ANY ORIGINATOR OR GROUP OF AFFILIATED ORIGINATORS THAT ORIGINATE 20% OR MORE OF THE POOL ASSETS.]

[INCLUDE UNDERWRITING CRITERIA FOR ANY ORIGINATOR OR GROUP OF AFFILIATED ORIGINATORS THAT ORIGINATE 20% OR MORE OF THE POOL ASSETS.]

[IF ANY ORIGINATOR IS REQUIRED TO REPURCHASE OR REPLACE A POOL ASSET FOR BREACH OF A REPRESENTATION AND WARRANTY, INCLUDE INFORMATION REGARDING SUCH ORIGINATOR'S FINANCIAL CONDITION TO THE EXTENT THAT THERE IS A MATERIAL RISK THAT THE EFFECT ON ITS ABILITY TO COMPLY WITH THE PROVISIONS IN THE TRANSACTION AGREEMENTS RELATING TO THE REPURCHASE OBLIGATIONS FOR THOSE ASSETS RESULTING FROM SUCH FINANCIAL CONDITION COULD HAVE A MATERIAL IMPACT ON POOL PERFORMANCE OR PERFORMANCE OF THE ASSET-BACKED SECURITIES.]

The Depositor

The Depositor is Deutsche Mortgage & Asset Receiving Corporation (the "Depositor"). The Depositor is a special purpose corporation incorporated in the State of Delaware on March 22, 1996, for the purpose of engaging in the business, among other things, of acquiring and depositing mortgage loans in trust in exchange for certificates evidencing interest in such trusts and selling or otherwise distributing such certificates. The principal executive offices of the Depositor are located at 60 Wall Street, New York,

New York 10005. The telephone number is (212) 250-2500. The Depositor's capitalization is nominal. All of the shares of capital stock of the Depositor are held by DB U.S. Financial Markets Holding Corporation.

During the [_____] years ending [_____], the Depositor has acted as depositor with respect to public and private conduit or combined conduit/large loan commercial mortgage securitization transactions in an aggregate amount of approximately $[_____] billion.

The Depositor does not have, nor is it expected in the future to have, any significant assets and is not engaged in activities unrelated to the securitization of mortgage loans. The Depositor will not have any business operations other than securitizing mortgage loans and related activities.

The depositor purchases commercial mortgage loans and interests in commercial mortgage loans for the purpose of selling those assets to trusts created in connection with the securitization of pools of assets and does not engage in any activities unrelated to those securitizations. On the Closing Date, the depositor will acquire the mortgage loans from each mortgage loan seller and will simultaneously transfer them, without recourse, to the trustee for the benefit of the Certificateholders.

The depositor remains responsible under the PSA for providing the master servicer, special servicer, certificate administrator and trustee with certain information and other assistance requested by those parties and reasonably necessary to performing their duties under the PSA. The depositor also remains responsible for mailing notices to the Certificateholders upon the appointment of certain successor entities under the PSA.

The Issuing Entity

The issuing entity, [NAME OF ISSUING ENTITY], will be a New York common law trust, formed on the Closing Date pursuant to the PSA.

The only activities that the issuing entity may perform are those set forth in the PSA, which are generally limited to owning and administering the mortgage loans and any REO Property, disposing of defaulted mortgage loans and REO Property, issuing the certificates, making distributions, providing reports to Certificateholders and other activities described in this prospectus. Accordingly, the issuing entity may not issue securities other than the certificates, or invest in securities, other than investing of funds in the Collection Account and other accounts maintained under the PSA in certain short-term permitted investments. The issuing entity may not lend or borrow money, except that the master servicer, the special servicer and the trustee may make Advances of delinquent monthly debt service payments and Servicing Advances to the issuing entity, but only to the extent it does not deem such Advances to be non-recoverable from the related mortgage loan; such Advances are intended to provide liquidity, rather than credit support. The PSA may be amended as set forth under "*Pooling and Servicing Agreement— Amendment*". The issuing entity administers the mortgage loans through the trustee, the certificate administrator, the master servicer and the special servicer. A discussion of the duties of the trustee, the certificate administrator, the master servicer and the special servicer, including any discretionary activities performed by each of them, is set forth in this prospectus under "*Transaction Parties—The Trustee", "— The Certificate Administrator*", "*—The Master Servicer" and "—The Special Servicer*" and "*Pooling and Servicing Agreement*".

The only assets of the issuing entity other than the mortgage loans and any REO Properties are the Collection Account and other accounts maintained pursuant to the PSA, the short-term investments in which funds in the Collection Account and other accounts are invested. The issuing entity has no present liabilities, but has potential liability relating to ownership of the mortgage loans and any REO Properties and certain other activities described in this prospectus, and indemnity obligations to the trustee, the certificate administrator, the depositor, the master servicer, the special servicer and the operating advisor. The fiscal year of the issuing entity is the calendar year. The issuing entity has no executive officers or board of directors and acts through the trustee, the certificate administrator, the master servicer and the special servicer.

The depositor will be contributing the mortgage loans to the issuing entity. The depositor will be purchasing the mortgage loans from the mortgage loan sellers, as described under "*Description of the Mortgage Loan Purchase Agreements*".

The Trustee

[_____] will act as trustee on behalf of the Certificateholders pursuant to the PSA.

[INSERT INFORMATION REGARDING THE TRUSTEE AND A DESCRIPTION OF TRUSTEE'S EXPERIENCE SERVING AS A TRUSTEE FOR TRANSACTIONS WITH SIMILAR ASSETS AS REQUIRED UNDER ITEM 1109]

The parties to this transaction may maintain banking and other commercial relationships with [_____] and its affiliates.

[_____] is subject to various legal proceedings that arise from time to time in the ordinary course of business. [_____] does not believe that the ultimate resolution of any of these proceedings will have a material adverse effect on its services as trustee.

The responsibilities of the trustee are set forth in the PSA. A discussion of the role of the trustee and its continuing duties, including: 1) any actions required by the trustee, including whether notices are required to investors, rating agencies or other third parties, upon an event of default, potential event of default (and how defined) or other breach of a transaction covenant and any required percentage of a class or classes of asset-backed securities that is needed to require the trustee to take action, 2) limitations on the trustee's liability under the transaction agreements regarding the asset-backed securities transaction, 3) any indemnification provisions that entitle the trustee to be indemnified from the cash flow that otherwise would be used to pay the asset-backed securities, and 4) any contractual provisions or understandings regarding the trustee's removal, replacement or resignation, as well as how the expenses associated with changing from one trustee to another trustee will be paid, is set forth in this prospectus under *"Pooling and Servicing Agreement".* In its capacity as trustee on commercial mortgage loan securitizations, [_____] and its affiliates are generally required to make an advance if the related servicer or special servicer fails to make a required advance. See "*Pooling and Servicing Agreement— Advances".*

[There are no legal proceedings pending against [____], or to which any property of [____] is subject, that are material to the Certificateholders and [____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

For a description of any material affiliations, relationships and related transactions between the trustee and the other transaction parties, see "*Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties*".

The trustee will only be liable under the PSA to the extent of the obligations specifically imposed by the PSA. For further information regarding the duties, responsibilities, rights and obligations of the trustee under the PSA, including those related to indemnification, see "*Pooling and Servicing Agreement— Limitation on Liability; Indemnification*". Certain terms of the PSA regarding the trustee's removal, replacement or resignation are described under "*Pooling and Servicing Agreement—Resignation and Removal of the Trustee and the Certificate Administrator*".

The information set forth under this sub-heading has been provided by [_____].

The Certificate Administrator

[_____] will act as the certificate administrator and custodian under the PSA. The certificate administrator will also be the REMIC administrator and the 17g-5 Information Provider under the PSA.

[INSERT INFORMATION REGARDING THE CERTIFICATE ADMINISTRATOR AND DESCRIPTION OF CERTIFICATE ADMINISTRATOR'S EXPERIENCE SERVING AS A CERTIFICATE

ADMINISTRATOR FOR TRANSACTIONS WITH SIMILAR ASSETS AS REQUIRED UNDER ITEM 1109 OF REGULATION AB II]

Under the terms of the PSA, the certificate administrator is responsible for securities administration, which includes pool performance calculations, distribution calculations and related distributions to certificateholders and the preparation of monthly distribution reports. The certificate administrator is responsible for the preparation and filing of all REMIC and grantor trust tax returns on behalf of the trust REMICs and the grantor trust and, to the extent required under the PSA, the preparation of monthly reports on Form 10-D, certain Current Reports on Form 8-K and Annual Reports on Form 10-K that are required to be filed with the SEC on behalf of the issuing entity. [_____] is acting as custodian of the mortgage loan files pursuant and subject to the PSA. In that capacity, [_____] is responsible to hold and safeguard the mortgage notes and other contents of the mortgage files on behalf of the trustee and the Certificateholders. [_____] maintains each mortgage loan file in a separate file folder marked with a unique bar code to assure loan-level file integrity and to assist in inventory management. Files are segregated by transaction or investor.]

[_____] serves or may have served within the past [___] years as loan file custodian for various mortgage loans owned by one or more of the sponsors or an affiliate of one or more of the sponsors, and one or more of those mortgage loans may be included in the issuing entity. The terms of any custodial agreement under which those services are provided by [_____] are customary for the mortgage-backed securitization industry and provide for the delivery, receipt, review and safekeeping of mortgage loan files.]

[There are no legal proceedings pending against [_____], or to which any property of [_____] is subject, that are material to the Certificateholders, and [_____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

For a description of any material affiliations, relationships and related transactions between the certificate administrator and the other transaction parties, see "*Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties*".

The certificate administrator will only be liable under the PSA to the extent of the obligations specifically imposed by the PSA. For further information regarding the duties, responsibilities, rights and obligations of the certificate administrator under the PSA, including those related to indemnification, see "*Pooling and Servicing Agreement—Limitation on Liability; Indemnification*". Certain terms of the PSA regarding the certificate administrator's removal, replacement or resignation are described under *"Pooling and Servicing Agreement—Resignation and Removal of the Trustee and the Certificate Administrator"*.

The foregoing information set forth under this heading "*The Certificate Administrator*" has been provided by [_____].

The Master Servicer

[_____] will act as the master servicer for all of the Mortgage Loans to be deposited into the issuing entity and the Serviced Companion Loans.

[DISCLOSURE WILL BE ADDED REGARDING THE MASTER SERVICER AND DESCRIPTION OF THE MASTER SERVICER'S EXPERIENCE SERVING AS A MASTER SERVICER FOR TRANSACTIONS WITH SIMILAR ASSETS AS REQUIRED UNDER ITEM 1108 OF REGULATION AB]

[There are no legal proceedings pending against [_____], or to which any property of [_____] is subject, that are material to the Certificateholders, and [_____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

For a description of any material affiliations, relationships and related transactions between the master servicer and the other transaction parties, see "*Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties*".

The master servicer will have various duties under the PSA. Certain duties and obligations of the master servicer are described under "*Pooling and Servicing Agreement—General*" and "*—Mortgage Loans with 'Due-on-Sale' and 'Due-on-Encumbrance' Provisions*". The master servicer's ability to waive or modify any terms, fees, penalties or payments on the Mortgage Loans (other than the Non-Serviced Mortgage Loans), and the effect of that ability on the potential cash flows from such Mortgage Loans, are described under "*Pooling and Servicing Agreement—Modifications, Waivers and Amendments*". The master servicer's obligations as the servicer to make advances, and the interest or other fees charged for those advances and the terms of the master servicer's recovery of those advances, are described under "*Pooling and Servicing Agreement—Advances*".

The master servicer will not have primary responsibility for custody services of original documents evidencing the Mortgage Loans, the Serviced Companion Loans. On occasion, the master servicer may have custody of certain of such documents as are necessary for enforcement actions involving the Mortgage Loans or the Serviced Companion Loans or otherwise. To the extent master servicer performs custodial functions as a servicer, documents will be maintained in a manner consistent with the Servicing Standard.

The master servicer will only be liable under the PSA to the extent of the obligations specifically imposed by the PSA. Certain terms of the PSA regarding the master servicer's removal or replacement, resignation are described under "*Pooling and Servicing Agreement—Limitation on Liability; Indemnification*", "*—Termination of Servicer and Special Servicer for Cause—Servicer Termination Events*", "*—Rights Upon Servicer Termination Event*" and "*Waiver of Servicer Termination Event*". The master servicer's rights and obligations with respect to indemnification, and certain limitations on the master servicer's liability under the PSA, are described under "*Pooling and Servicing Agreement—Limitation on Liability; Indemnification*".

[Neither the master servicer nor any of its affiliates intends to retain any certificates issued by the issuing entity or any other economic interest in this securitization, [except that [_____] intends to purchase up to [$_____] initial Certificate Balance of the Class [___] certificates for investment] [IF APPLICABLE, DESCRIBE ANY RIGHT TO RETAIN A PORTION OF THE MASTER SERVICING FEE EVEN IF THE MASTER SERVICER IS NO LONGER ACTING IN THAT CAPACITY] [TO THE EXTENT APPLICABLE, DISCLOSURE WOULD BE ADDED AS TO ANY HEDGE (SECURITY SPECIFIC OR PORTFOLIO) MATERIALLY RELATED TO THE CREDIT RISK OF THE INTEREST RETAINED IN THE TRANSACTION THAT WAS ENTERED INTO BY THE MASTER SERVICER OR, IF KNOWN, BY AN AFFILIATE OF THE MASTER SERVICER TO OFFSET THE RISK POSITION HELD]

The information set forth above under this heading "*Transaction Parties—The Master Servicer*" has been provided by [_____].

The Non-Serviced Master Servicer

[DISCLOSURE TO BE ADDED IF NON-SERVICED MASTER SERVICER SERVICES NON-SERVICED MORTGAGE LOANS IN EXCESS OF 20% OF THE INITIAL POOL BALANCE OR IS AN AFFILIATED NON-SERVICED MASTER SERVICER]

[The foregoing information under this heading "*Transaction Parties—The Non-Serviced Master Servicer*" has been provided by [_____].

[___] is the master servicer of the Non-Serviced Whole Loan under the pooling and servicing agreement related to the [NAME OF NON-SERVICED MORTGAGE LOAN SECURITIZATION DEAL] securitization.]

The role and responsibilities of the master servicer with respect to the Non-Serviced Whole Loan are similar to those of the master servicer of the Mortgage Loans (other than Non-Serviced Mortgage Loans) under the PSA, and are further summarized in this prospectus under *"Pooling and Servicing Agreement – Servicing of the Non-Serviced Mortgage Loan"*.

[Information similar to that provided above for the master servicer will be provided.]

The Special Servicer

[___] will initially be appointed to act as the special servicer under the PSA. In such capacity, the special servicer will be responsible for the servicing and administration of the Specially Serviced Loans and REO Properties pursuant to the PSA.

[DISCLOSURE TO BE ADDED REGARDING THE SPECIAL SERVICER AND DESCRIPTION OF THE MASTER SERVICER'S EXPERIENCE SERVING AS A SPECIAL SERVICER FOR TRANSACTIONS WITH SIMILAR ASSETS AS REQUIRED UNDER ITEM 1108 OF REGULATION AB]

The special servicer will not have primary responsibility for custody services of original documents evidencing the Mortgage Loans or the Subordinate Companion Loan. The special servicer may from time to time have custody of certain of such documents as necessary for enforcement actions involving particular Mortgage Loans or the Subordinate Companion Loan or otherwise. To the extent that the special servicer has custody of any such documents for any such servicing purposes, such documents will be maintained in a manner consistent with the Servicing Standard.

The special servicer will not have any material advancing rights or obligations. In certain instances, the special servicer may have the right or be obligated to make property related servicing advances in emergency situations.

[[_____] occasionally engages consultants to perform property inspections and to provide surveillance on a property and its local market; it currently does not have any plans to engage sub-servicers to perform on its behalf any of its duties with respect to this transaction with the exception of some outsourced base servicing functions.]

[There are no legal proceedings pending against [_____], or to which any property of [_____] is subject, that are material to the Certificateholders, and [_____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

[_____] is an affiliate of the entity expected to purchase the [SPECIFIC CLASSES] certificates (and may purchase certain other classes of certificates) and be appointed as the initial Directing Certificateholder. For a description of any other material affiliations, relationships and related transactions between the special servicer and the other transaction parties, see "*Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties*".

The special servicer's role and responsibilities are set forth in this prospectus under *"Pooling and Servicing Agreement"*. The special servicer's ability to waive or modify any terms, fees, penalties or payments on the Mortgage Loans (other than the Non-Serviced Mortgage Loans) and the related Serviced Companion Loans, and the effect of that ability on the potential cash flows from such Mortgage Loans and the related Serviced Companion Loans, are described under "*Pooling and Servicing Agreement—Modifications, Waivers and Amendments*".

The special servicer will only be liable under the PSA to the extent of the obligations specifically imposed by the PSA. Certain terms of the PSA regarding the special servicer's removal, replacement, resignation or transfer are described under "*Pooling and Servicing Agreement—Limitation on Liability; Indemnification*", "*—Termination of Servicer and Special Servicer for Cause—Servicer Termination Events*" and "*—Rights Upon Servicer Termination Event*". The master servicer's rights and obligations with respect to indemnification, and certain limitations on the master servicer's liability under the PSA, are described under *"Pooling and Servicing Agreement—Limitation on Liability; Indemnification"*.

[Neither the special servicer nor any of its affiliates intends to retain any certificates issued by the issuing entity or any other economic interest in this securitization, [except that [_____] intends to purchase up to [$_____] initial Certificate Balance of the Class [___] certificates for investment] [TO THE EXTENT APPLICABLE, DISCLOSURE TO BE ADDED AS TO ANY HEDGE (SECURITY SPECIFIC

OR PORTFOLIO) MATERIALLY RELATED TO THE CREDIT RISK OF THE INTEREST RETAINED IN THE TRANSACTION THAT WAS ENTERED INTO BY THE MASTER SERVICER OR, IF KNOWN, BY AN AFFILIATE OF THE MASTER SERVICER TO OFFSET THE RISK POSITION HELD]

The foregoing information under this heading "*Transaction Parties—The Special Servicer*" has been provided by [_____].

The Non-Serviced Special Servicer

[TO BE ADDED IF NON-SERVICED SPECIAL SERVICER SERVICES NON-SERVICED MORTGAGE LOANS IN EXCESS OF 20% OF THE INITIAL POOL BALANCE OR IS AN AFFILIATED NON-SERVICED SPECIAL SERVICER]

[____] is the special servicer the Non-Serviced Whole Loan under the pooling and servicing agreement related to the [NAME OF NON-SERVICED MORTGAGE LOAN SECURITIZATION DEAL] securitization.]

The role and responsibilities of the special servicer with respect to the Non-Serviced Whole Loan are similar to those of the special servicer of the mortgage loans under the PSA, and are further summarized in this prospectus under *"Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan"*.

[Information similar to that provided above for the special servicer will be provided.]

The foregoing information under this heading "*Transaction Parties—The Non-Serviced Special Servicer*" has been provided by [_____].

[OTHER SERVICERS]

[TO THE EXTENT APPLICABLE, DISCLOSURE WILL BE ADDED REGARDING OTHER APPLICABLE SERVICERS SUCH AS PRIMARY SERVICERS OR SUB-SERVICERS]

The Operating Advisor

[_____] ("[_____]"), a [_____], will act as operating advisor under the PSA. The operating advisor will have certain review and consultation duties with respect to activities of the special servicer.

[DISCLOSURE WILL BE ADDED REGARDING THE OPERATING ADVISOR AND A DESCRIPTION OF OPERATING ADVISOR'S EXPERIENCE SERVING AS AN OPERATING ADVISOR FOR TRANSACTIONS WITH SIMILAR ASSETS]

[There are no legal proceedings pending against [____], or to which any property of [____] is subject, that are material to the Certificateholders, and [____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

For a description of any material affiliations, relationships and related transactions between the operating advisor and the other transaction parties, see "*Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties*".

The operating advisor will only be liable under the PSA to the extent of the obligations specifically imposed by the PSA. For further information regarding the duties, responsibilities, rights and obligations of the operating advisor under the PSA, including those related to indemnification, see "*Pooling and Servicing Agreement—The Operating Advisor*" and "*Pooling and Servicing Agreement—Limitation on Liability; Indemnification*". Certain terms of the PSA regarding the operating advisor's removal, replacement, resignation or transfer are described under "*Pooling and Servicing Agreement—The Operating Advisor*".

[DISCLOSURE TO BE ADDED, FOR OFFERINGS WITH CLOSING DATES ON OR AFTER DECEMBER 24, 2016, DESCRIBING HOW THE OPERATING ADVISOR SATISFIES THE REQUIREMENTS OF "ELIGIBLE OPERATING ADVISOR"]

The foregoing information under this heading "*Transaction Parties—The Operating Advisor*" has been provided by [_____].

The Asset Representations Reviewer

[_____] ("[_____]"), a [_____], will act as asset representations reviewer under the PSA. The asset representations reviewer will be required to review certain delinquent mortgage loans after a specified delinquency threshold has been exceeded and the required percentage of Certificateholders vote to direct a review of such delinquent mortgage loans.

[DISCLOSURE WILL BE ADDED REGARDING THE ASSET REPRESENTATIONS REVIEWER AND A DESCRIPTION OF ASSET REPRESENTATIONS REVIEWER'S EXPERIENCE SERVING AS AN ASSET REVIEWER FOR TRANSACTIONS WITH SIMILAR ASSETS] [ASSET REPRESENTATIONS REVIEWER TO PROVIDE]

[There are no legal proceedings pending against [_____], or to which any property of [_____] is subject, that are material to the Certificateholders, and [_____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]

For a description of any material affiliations, relationships and related transactions between the asset representations reviewer and the other transaction parties, see "*Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties*".

The asset representations reviewer will only be liable under the PSA to the extent of the obligations specifically imposed by the PSA, and no implied duties or obligations may be asserted against the asset representations reviewer. [DESCRIBE ANY LIMITATIONS ON THE ASSET REPRESENTATION REVIEWER'S LIABILITY UNDER THE PSA] For further information regarding the duties, responsibilities, rights and obligations of the asset representations reviewer under the PSA, including those related to indemnification, see "*Pooling and Servicing Agreement—The Asset Representations Reviewer*" and "*Pooling and Servicing Agreement—Limitation on Liability; Indemnification*". Certain terms of the PSA regarding the asset representations reviewer's removal, replacement, resignation or transfer are described under "*Pooling and Servicing Agreement—The Asset Representations Reviewer*".

The foregoing information under this heading "*Transaction Parties—The Asset Representations Reviewer*" has been provided by [_____].

[CREDIT RISK RETENTION]

[APPLICABLE TO OFFERINGS WITH CLOSING DATES ON OR AFTER DECEMBER 24, 2016]

General

[INCLUDE FOR ANY TRANSACTION WHERE A PORTION OF THE REQUIRED CREDIT RISK RETENTION IS SATISFIED BY CREDIT RISK RETENTION HELD BY AN ORIGINATOR: The conditions permitting the allocation of credit risk retention to an originator will be satisfied on the Closing Date.]

[DISCLOSURE TO BE ADDED IF THE SPONSOR INTENDS TO RETAIN A HORIZONTAL INTEREST IN THE TRANSACTION:]

[We expect that GACC [and [NAME AND FORM OF ORGANIZATION OF 20% ORIGINATOR] will acquire [in the aggregate] the certificates identified in the table below]:

Class of Certificates	[Estimated Range of] Certificate Balance of Retained Certificates and Their Fair Values[1]
Class [__]	[____]% to [_____]% $[_____] to $[_____]
Class [__]	[____]% to [_____]% $[_____] to $[_____]
Class [__]	[____]% to [_____]% $[_____] to $[_____]

_____

[1] The fair value of the applicable certificate balance of the indicated class of certificates expressed as a percentage of the fair value of all of the certificates issued by the issuing entity. For a description of the manner in which the sponsor determined the fair value of the certificates, see "—*Determination of Amount of Required Credit Risk Retention*".

The aggregate fair value of the certificates identified in the above table is equal to or greater than 5% of the aggregate fair value of all the certificates issued by issuing entity. [[NAME OF ORIGINATOR] is expected to purchase $[_____] Certificate Balance of the Class [__] certificates identified in the table above [for cash on the Closing Date][through a reduction in the price received by [_____] from the depositor for the mortgage loans sold by [_____] to the depositor on the Closing Date] in an amount equal to $[_____].]] For a description of the material terms of the classes of certificates identified in the table above, see "*Description of the Certificates*".

[DISCLOSURE IF THE SPONSOR INTENDS TO RETAIN A VERTICAL INTEREST IN THE TRANSACTION:]

[[GACC] [and [NAME AND FORM OF ORGANIZATION OF 20% ORIGINATOR]] expect[s] to retain in the aggregate the certificates identified in the table below]:

Class of Certificates	Certificate Balance[1]
Class [__]	$[_____]
Class [__]	$[_____]
Class [__]	$[_____]

_____

[1] Represents [__]% of each class of certificates issued by the issuing entity. [IF ONE OR MORE 20% ORIGINATORS PURCHASES A PORTION OF THE TOTAL CERTIFICATE BALANCE OF THE INDICATED CLASSES OF CERTIFICATES, A SEPARATE CERTIFICATE BALANCE COLUMN WILL BE INCLUDED FOR EACH ENTITY PURCHASING A PORTION OF THE REQUIRED VERTICAL INTEREST.]

For a description of the material terms of the classes of certificates identified in the table above, see "*Description of the Certificates*". [[NAME OF ORIGINATOR] is expected to purchase the certificates identified in the table above as to be purchased by it [for cash on the Closing Date][through a reduction in the price received from the depositor for the mortgage loans sold by it to the depositor on the Closing Date] in the amount of $[_____].]]

[DISCLOSURE IF THE SPONSOR INTENDS TO RETAIN A COMBINATION OF A VERTICAL INTEREST AND A HORIZONTAL INTEREST:]

[[GACC] [and [NAME AND FORM OF ORGANIZATION OF 20% ORIGINATOR]] expect[s] to retain in the aggregate the certificates identified in the table below and will not transfer those certificates (other

than to a majority-owned affiliate) unless it is permitted under then applicable laws and regulations governing credit risk retention]:

Vertical Interest:

Class of Certificates	Certificate Balance[1]
Class [___]	$[_____]
Class [___]	$[_____]
Class [___]	$[_____]
Class [___]	$[_____]
Class [___]	$[_____]
Class [___]	$[_____]

---

[1] Represents [__]% of each class of certificates issued by the issuing entity. [IF ONE OR MORE 20% ORIGINATORS PURCHASES A PORTION OF THE TOTAL CERTIFICATE BALANCE OF THE INDICATED CLASSES OF CERTIFICATES, A SEPARATE CERTIFICATE BALANCE COLUMN WILL BE INCLUDED FOR EACH ENTITY PURCHASING A PORTION OF THE REQUIRED VERTICAL INTEREST.]

Horizontal Interest:

Class of Certificates	[Estimated Range of] Fair Value of Certificate Balance[1]
Class [__]	N/A
Class [__]	N/A
Class [__]	N/A
Class [__]	[_____]% to [_____]% $[_____] to $[_____]
Class [__]	[_____]% to [_____]% $[_____] to $[_____]
Class [__]	[_____]% to [_____]% $[_____] to $[_____]

---

[1] The fair value of the applicable certificate balance of the indicated class of certificates expressed as a percentage of the fair value of all of the certificates issued by the issuing entity. For a description of the manner in which the sponsor determined the fair value of the certificates, see "—*Determination of Amount of Required Credit Risk Retention*". [IF ONE OR MORE 20% ORIGINATORS PURCHASES A PORTION OF THE TOTAL CERTIFICATE BALANCE OF THE INDICATED CLASSES OF CERTIFICATES, A SEPARATE CERTIFICATE BALANCE COLUMN WILL BE INCLUDED FOR EACH ENTITY PURCHASING A PORTION OF THE REQUIRED HORIZONTAL CREDIT RISK RETENTION.]

[The aggregate fair value of the Class [__] and Class [__] certificates identified in the above table entitled "Horizontal Interest is equal to [__]% of the aggregate fair value of all certificates issued by issuing entity. The aggregate certificate balance of the Class [__] and Class [__] certificates identified in the above table entitled "Vertical Interest" is equal to [__]% of the aggregate certificate balance of all certificates issued by issuing entity. [[NAME OF ORIGINATOR] is expected to purchase the certificates identified in the [two] prior tables as to be purchased by it [for cash on the Closing Date][through a

reduction in the price received from the depositor for the mortgage loans sold by it to the depositor on the Closing Date] in an amount equal to $[_____].]] For a description of the material terms of the classes of certificates identified in the table above, see "*Description of the Certificates*".

[DISCLOSURE IF THE SPONSOR INTENDS TO SATISFY ITS CREDIT RISK RETENTION OBLIGATIONS THROUGH THE PURCHASE BY ONE OR TWO THIRD-PARTY PURCHASERS ACQUIRING A HORIZONTAL INTEREST:]

[[NAME AND FORM OF ORGANIZATION OF THIRD PARTY PURCHASER] (the "B-Piece Buyer") is expected to purchase the certificates identified in the table below. [NAME OF THIRD PARTY PURCHASER] will not transfer those certificates (other than to a majority-owned affiliate) unless it is permitted under then applicable laws and regulations governing credit risk retention. [NAME OF THIRD PARTY PURCHASER] has been an investor in commercial mortgage-backed securities for [__] years and has been the purchaser of the most subordinated class or classes of securities in [__] separate CMBS transactions representing $[___] (by aggregate principal balance). [DISCLOSURE TO BE ADDED AS TO ANY OTHER INFORMATION REGARDING THE THIRD–PARTY PURCHASER THAT IS MATERIAL TO INVESTORS IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR SECURITIZATION TRANSACTION, INCLUDING A DESCRIPTION OF THE COLLATERAL REVIEW PERFORMED BY THE THIRD PARTY PURCHASER]

Class of Certificates	Certificate Balance[1]	[Estimated Range of] Certificate Balances of [Third Party Purchaser's] Retained Certificates and Their Fair Values[2]	[Estimated Range of] Certificate Balances of Sponsor's Required Retained Certificates and Their Fair Values[3]	Purchase Price ($)
Class [___]	$[_____]	[___]%/$[_____]	[___]%/$[_____]	$[_____]
Class [___]	$[_____]	[___]%/$[_____]	[___]%/$[_____]	$[_____]
Class [___]	$[_____]	[___]%/$[_____]	[___]%/$[_____]	$[_____]

---

[1] Represents [__]% of each class of certificates issued by the issuing entity.[THE FOREGOING % REPRESENTS 5% MINUS THE % OF HORIZONTAL RISK RETENTION BEING PURCHASED BY THE THIRD PARTY PURCHASER] [If one or more 20% originators purchases a portion of the total Certificate Balance of the indicated classes of certificates, a separate Certificate Balance column will be included for each entity purchasing a portion of the total required credit risk retention.]

[2] The fair value of the applicable certificate balance of the indicated class of certificates expressed as a percentage of the fair value of all of the certificates issued by the issuing entity. For a description of the manner in which the sponsor determined the fair value of the certificates, see "—*Determination of Amount of Required Credit Risk Retention*".

[3] The fair value of the applicable certificate balance of the indicated class of certificates expressed as a percentage of the fair value of all of the certificates issued by the issuing entity. For a description of the manner in which the sponsor determined the fair value of the certificates, see "—*Determination of Amount of Required Credit Risk Retention*".

The aggregate fair value of the certificate balance of the classes of certificates in the above table is equal to [5]% of the fair value of the aggregate certificate balance of all of the classes of certificates issued by issuing entity.

The purchase price expected to be paid for the certificates identified above to be acquired by the B-Piece Buyer is $[_____].

The operating advisor for the transaction is [NAME OF OPERATING ADVISOR], a [FORM OF ORGANIZATION]. The operating advisor is required to be an Eligible Operating Advisor . For information regarding the operating advisor, a description of how the operating advisor satisfies the requirements of

an Eligible Operating Advisor, a description of the material terms of the PSA with respect to the operating advisor, the operating advisor's compensation, and any material conflicts of interest or material potential conflicts of interest between the operating advisor and another party to this securitization transaction, see "–*The Operating Advisor*" below, "*Pooling and Servicing Agreement –The Operating Advisor*", "*Pooling and Servicing Agreement – Servicing and Other Compensation – Operating Advisor Compensation*". and "*Risk Factors—Risks Related to Conflicts of Interest—Potential Conflicts of Interest of the Operating Advisor*".

GACC will make the representations and warranties identified on Annex D-1, subject to certain exceptions to such representations and warranties set forth in Annex D-2. [INSERT APPLICABLE FACTORS USED BY GACC TO INCLUDE THE MORTGAGE LOANS IDENTIFIED ON ANNEX D-2 FOR WHICH EXCEPTIONS WERE MADE TO CERTAIN REPRESENTATIONS AND WARRANTIES, NOTWITHSTANDING THAT THE MORTGAGE LOANS DID NOT COMPLY WITH THE INDICATED REPRESENTATIONS AND WARRANTIES.]

[IN THE EVENT THAT THE SPONSORS SATISFY THEIR CREDIT RISK RETENTION OBLIGATIONS THROUGH A COMBINATION OF HORIZONTAL RETENTION, VERTICAL RETENTION AND THROUGH THE PURCHASE BY ONE OR TWO THIRD-PARTY PURCHASERS ACQUIRING A HORIZONTAL INTEREST, THE INFORMATION IN THE INDICATED SECTIONS ABOVE WILL BE PROVIDED AS REQUIRED.]

[SIMILAR INFORMATION WILL BE PROVIDED FOR OTHER MORTGAGE LOAN SELLERS THAT ARE SPONSORS. INFORMATION FOR OTHER MORTGAGE LOAN SELLERS/ORIGINATORS THAT ARE NOT SPONSORS WILL OTHERWISE COMPLY WITH THE REQUIREMENTS OF REGULATION AB]

Determination of Amount of Required Credit Risk Retention

[THIS SECTION WILL BE REVISED AS NECESSARY TO THE EXTENT THE SPONSOR ELECTS TO SATISFY ITS REQUIRED CREDIT RISK RETENTION WITHOUT A SALE TO ONE OR MORE THIRD-PARTY PURCHASERS] [BRACKETED TEXT IN THE SECTION BELOW WILL BE INCLUDED FOR THE PRELIMINARY PROSPECTUS ONLY.]

General

Commercial mortgage backed securities such as the Principal Balance Certificates are typically priced based relative to either the 10-year swap yield curve or to a targeted yield.   The method of pricing used is primarily a function of the rating, but can also be determined by prevailing market conditions or investor preference. For this transaction, the Class [__], Class [__] and Class [__] Certificates (the "Swap-Priced Principal Balance Certificates") are anticipated to be priced based on the swap yield curve, and the Class [__], Class [__] and Class [__] Certificates (the "Yield-Priced Principal Balance Certificates") are anticipated to be priced based on a targeted yield.   Commercial mortgage backed securities such as the Class [__] Certificates (the "Interest-Only Certificates") are typically priced relative to the treasury yield curve.   The sponsor made its determination of the [range of] fair value[s] of the certificates presented above based on a number of inputs consistent with these typical pricing methodologies in the manner described below for the applicable class of Certificates.

Swap-Priced Principal Balance Certificates

Based on the Modeling Assumptions and assuming a 0% CPR prepayment rate, the sponsor calculated what the expected scheduled principal payments on each class of certificates would be over the course of the transaction (for each class of certificates, the "Scheduled Certificate Principal Payments") based on when principal payments were required to be made under the terms of the underlying mortgage loan documents during each Collection Period and which classes of certificates would be entitled to receive principal payments based on the certificate payment priorities described in "*Description of Certificates – Priority of Distributions*". On the basis of the Scheduled Certificate Principal Payments, the sponsor calculated the weighted average life for each class of Swap-Priced Principal Balance Certificates.

Swap Yield Curve. The sponsor utilized the [assumed] swap yield curve in the table below in determining the [range of] fair value[s] of the Swap-Priced Principal Balance Certificates. [The actual swap yield curve that will be used as a basis for determining the price of the Swap-Priced Principal Balance Certificates is not known at this time and differences in the swap yield curve will ultimately result in higher or lower fair value calculations. For an expected range of values at specified points along the swap yield curve, see the table below entitled "Range of Swap Yield Curve Values". The sponsor identified the range presented in the table below at each maturity on the swap yield curve as [__]% higher and lower from the percent on the swap yield curve, which is the sponsor's estimate of the largest increase or decrease in the swap yield at that maturity reasonably expected to occur prior to pricing of the certificates[, based on historical [___]-[week] moves over the past [__] [months] [years.].]

[INSERT SWAP YIELD CURVE CHART SHOWING DISCOUNT YIELD AS A FUNCTION OF MATURITY]

[INSERT CHART OF RANGE OF SWAP YIELD CURVE VALUES AT SPECIFIED MATURITIES]

Based on the swap yield curve, the sponsor will determine for each class of Swap-Priced Principal Balance Certificates the swap yield reflected on the swap yield curve (the "Interpolated Yield") that corresponds to that class's weighted average life, by using a straight-line interpolation using the swap yield curves with [SPECIFY MATURITIES] if the weighted average life does not correspond to a specified maturity on the swap yield curve.

Credit Spread Determination. The sponsor determined the credit spread for each class of certificates on the basis of market bids obtained for [similar commercial mortgaged-backed securities with similar [credit ratings and [INSERT OTHER CERTIFICATE CHARACTERISTICS USED]] as the related class of certificates as of the date of this prospectus][each class of certificates from prospective investors]. [The credit spread for a particular class of certificates at the time of pricing is not known at this time and differences in the then current credit spread demanded by investors for similar commercial mortgaged-backed securities will ultimately result in higher or lower fair values. The sponsor identified the range presented in the table below as [__]% higher and lower from the base case credit spread percentage, which is the sponsor's estimate of the largest percentage increase or decrease in the credit spread for commercial mortgage-backed securities reasonably expected to occur prior to pricing of the certificates[, based on historical [__]-[week] moves over the past [___] [months] [years.].]

[Range of] Credit Spreads for the Swap-Priced Principal Balance Certificates			
Class of Certificates	[Low Estimate of Credit Spread]	[Base Case] Credit Spread	[High Estimate of Credit Spread]
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Discount Yield Determination. The discount yield (the "Discount Yield") for each class of certificates is the sum of the Interpolated Yield (converted to a monthly equivalent) for such class and the related credit spread [established at pricing]. [For an expected range of values for each class of Swap-Priced Principal Balance Certificates, see the table entitled "Range of Discount Yields for the Swap-Priced Principal Balance Certificates" below. The sponsor identified the range presented in the table below for each such class of certificates as the range from (i) the sum of the lowest estimated Interpolated Yield for that class and the lowest estimated credit spread to (ii) the sum of the highest estimated Interpolated Yield for that class and the highest estimated credit spread.]

[Range of] Discount Yields for the Swap-Priced Principal Balance Certificates			
Class of Certificates	[Low Estimate of Discount Yield]	[Base Case] Discount Yield	[High Estimate of Discount Yield]
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Determination of Class Sizes. The sponsor was provided credit support levels for each class of certificates by each Rating Agency. Based on the individual credit support levels (expressed as a percentage) provided by the Rating Agencies, the sponsor determined the highest required credit support level of the Rating Agencies selected to rate a particular class of certificates (the "Constraining Level"). [In certain circumstances the sponsor elected not to engage each Rating Agency for particular classes of certificates, based in part on the credit support levels provided by that Rating Agency. See "*Risk Factors - Nationally Recognized Statistical Rating Organizations May Assign Different Ratings to the Certificates; Ratings of the Certificates Reflect Only the Views of the Applicable Rating Agencies as of the Dates Such Ratings Were Issued; Ratings May Affect ERISA Eligibility; Ratings May Be Downgraded".]* The Certificate Balance for the class[es] of certificates with the highest credit rating was determined by multiplying the Initial Pool Balance by a percentage equal to 1.0 minus that class's Constraining Level. For each other subordinate class of Principal Balance Certificates, that class's Certificate Balance was determined by multiplying the Initial Pool Balance by a percentage equal to the difference of the Constraining Level for the immediately senior class of Principal Balance Certificates minus such subordinate class's Constraining Level.

[Target Price Determination. The sponsor determined a target price (the "Target Price") for each class of certificates on the basis of the price (expressed as a percentage of the certificate balance of that class) that similar commercial mortgaged-backed securities with similar [credit ratings and [INSERT OTHER CERTIFICATE CHARACTERISTICS USED] have priced at in recent securitization transactions. The Target Price was utilized for each class of Swap-Priced Principal Balance Certificates is set forth in the table below. [The Target Prices utilized by the sponsor have not changed materially during the prior year.]]

Class of Certificates	Target Price
Class [__]	[__]%
Class [__]	[__]%
Class [__]	[__]%

Determination of [Assumed] Certificate Coupon. Based on the Target Price, the Discount Yield and the Scheduled Certificate Principal Payments for each class of Swap-Priced Principal Balance Certificates, the sponsor determined the [assumed] certificate coupon (the "[Assumed] Certificate Coupon") by calculating what coupon would be required to be used based on the Scheduled Certificate Principal Payments for such class of certificates in order to achieve the related Target Price for that class of certificates when utilizing the related Discount Yield in determining that Target Price. The [Assumed] Certificate Coupon for each class of certificates [and Range of Assumed Certificate Coupons generated as a result of the range of possible Discount Yields] is set forth in the table below.

[Range of Assumed] Certificate Coupons for the Swap-Priced Principal Balance Certificates			
Class of Certificates	[Low Estimate of Assumed Certificate Coupons]	[Base Case Assumed] Certificate Coupon	[High Estimate of Assumed Certificate Coupon]
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Determination of [Expected] Price. Based on interest payments using the [Assumed] Certificate Coupons for the Swap-Priced Principal Balance Certificates, the Discount Yield and the Scheduled Certificate Principal Payments for each class of Swap-Priced Principal Balance Certificates, the sponsor determined the price (the "[Expected] Price") expressed as a percent of the certificate balance of that class by determining the net present value of the Scheduled Certificate Principal Payments accruing at the related [Assumed] Certificate Coupon discounted at the related Discount Yield; however, for purposes of such calculation no [Assumed] Certificate Coupon exceeded the WAC Rate. [The sponsor determined the Expected Price for each class of Swap-Priced Principal Balance Certificates based on the low estimate and high estimate of Assumed Certificate Coupons. The lower the yield based on the Assumed Certificate Coupon, the higher the corresponding Expected Price for a class of certificates will be, therefore, the low range of fair market values of the Swap-Priced Principal Balance Certificates will correspond to the high range of the estimate of potential Assumed Certificate Coupons and correspondingly, the high range of fair market values of the Swap-Priced Principal Balance Certificates will correspond to the low range of the estimate of potential Assumed Certificate Coupons.]

Interest-Only Certificates

Based on the Modeling Assumptions and assuming a 100% CPY prepayment rate, the sponsor calculated what the expected scheduled interest payments on each class of Interest-Only Certificates would be over the course of the transaction (for each class of certificates, the "Scheduled Certificate Interest Payments") based on what the Notional Amount of the related class of Interest-Only Certificates would be during each Collection Period as a result of the application of the expected principal payments during such Collection Period under the terms of the underlying mortgage loan documents assuming a 100% CPY prepayment rate and the classes of certificates that would be entitled to those principal

190

payments based on the payment priorities described in "*Description of Certificates – Priority of Distributions*". On the basis of the Scheduled Certificate Interest Payments, the sponsor calculated the weighted average life for each such class of Interest-Only Certificates.

Treasury Yield Curve. The sponsor utilized the [assumed] treasury yield curve in the table below in determining the [range of] fair value[s] of the Interest-Only Certificates. [The actual treasury yield curve that will be used as a basis for determining the price of the Interest-Only Certificates is not known at this time and differences in the treasury yield curve will ultimately result in higher or lower fair market value calculations. For an expected range of values at specified points along the treasury yield curve, see the table below entitled "Range of Treasury Yield Curve Values". The sponsor identified the range presented in the table below at each maturity on the treasury yield curve as [__]% higher and lower from the percent on the treasury yield curve, which is the sponsor's estimate of the largest increase or decrease in the treasury yield at that maturity reasonably expected to occur prior to pricing of the certificates [based on hsotircal [__]-week moves over the past [____] [months][years].]

[INSERT TREASURY YIELD CURVE CHART SHOWING DISCOUNT YIELD AS A FUNCTION OF MATURITY]

[INSERT CHART OF RANGE OF TREASURY YIELD CURVE VALUES]

Based on the treasury yield curve, the sponsor [will] determine[d] for each class of Interest-Only Certificates the yield reflected on the treasury yield curve (the "Interpolated Yield") that corresponds to that class's weighted average life, by using a straight-line interpolation using treasury yield curves with [SPECIFY MATURITIES] if the weighted average life does not correspond to a specified maturity on the treasury yield curve.

Credit Spread Determination. The sponsor determined the credit spread for each class of Interest-Only Certificates on the basis of market bids obtained for similar commercial mortgaged-backed securities with similar [credit ratings and [INSERT OTHER CERTIFICATE CHARACTERISTICS USED]] as the related class of Interest-Only Certificates as of the date of this prospectus] [each class of certificates from prospective investors]. [The credit spread for a particular class of Interest-Only Certificates at the time of pricing is not known at this time and differences in the then current credit spread demanded by investors for similar commercial mortgaged-backed securities will ultimately result in higher or lower fair market values. The sponsor identified the range presented in the table below as [__]% higher and lower from the base case credit spread percentage, which is the sponsor's estimate of the largest percentage increase or decrease in the credit spread for commercial mortgage-backed securities reasonably expected to occur prior to pricing of the certificates[, based on historical [___]-[week] moves over the past [___] [months][years.].]

[Range of] Credit Spreads for the Interest-Only Certificates			
Class of Certificates	[Low Estimate of Credit Spread]	[Base Case] Credit Spread	[High Estimate of Credit Spread]
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Discount Yield Determination. The discount yield (the "Discount Yield") for each class of Interest-Only Certificates is the sum of the Interpolated Yield (converted to a monthly equivalent) for such class and the related credit spread. [For an expected range of values for each class of Interest-Only Certificates, see the table entitled "Range of Discount Yields for the Interest-Only Certificates" below. The sponsor identified the range presented in the table below for each such class of certificates as the range from (i) the sum of the lowest estimated Interpolated Yield for that class and the lowest estimated credit

spread to (ii) the sum of the highest estimated Interpolated Yield for that class and the highest estimated credit spread.]

[Range of] Discount Yields for the Interest-Only Certificates			
Class of Certificates	[Low Estimate of Discount Yield]	[Base Case] Discount Yield	[High Estimate of Discount Yield]
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Determination of [Assumed] Certificate Coupon. Based on the [range of Assumed] Certificate Coupons determined for the Principal Balance Certificates, the sponsor determined the [range of Assumed] Certificate Coupon for each class of Interest-Only Certificates based on the defined Pass-Through Rate for such class of Interest-Only Certificates. The [Assumed] Certificate Coupon for each class of Interest-Only Certificates [and Range of Assumed Certificate Coupons calculated on the basis of the range of Assumed Certificate Coupons for the applicable classes of Principal Balance Certificates] is set forth in the table below.

[Range of Assumed] Certificate Coupons for the Interest-Only Certificates			
Class of Certificates	[Low Estimate of Assumed Certificate Coupons]	[Base Case Assumed] Certificate Coupon	[High Estimate of Assumed Certificate Coupon]
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Determination of [Expected] Price. Based on the interest payment using [Assumed] Certificate Coupons for the Interest-Only Certficiates, the Discount Yield and the Scheduled Certificate Interest Payments for each class of Interest-Only Certificates, the sponsor determined the price (the "[Expected] Price") expressed as a percent of the Notional Amount of that class by determining the net present value of the Scheduled Certificate Interest Payments accruing at the related Assumed Certificate Coupon discounted at the related Discount Yield. [The sponsor determined the Expected Price for each class of Interest-Only Certificates based on the low estimate and high estimate of Assumed Certificate Coupons. The lower yield based on the Assumed Certificate Coupon, the higher the corresponding Expected Price for a class of certificates will be, therefore, the low range of fair market values of the Interest-Only Certificates will correspond to the high range of the estimate of potential Assumed Certificate Coupons and correspondingly, the high range of fair market values of the Interest-Only Certificates will correspond to the low range of the estimate of potential Assumed Certificate Coupons.]

Yield-Priced Balance Principal Balance Certificates

On the basis of the Scheduled Certificate Principal Payments, the sponsor calculated the weighted average life for each such class of Control Eligible Certificates.

B-Piece Buyer Assumed Certificate Characteristics. The Yield-Priced Balance Principal Balance Certificates include the Control Eligible Certificates expected to be acquired by the B-Piece Buyer, and the inputs for the valuation of the Control Eligible Certificates were derived from the bid that the B-Piece Buyer made to acquire the Control Eligible Certificates. [The range of values were derived from variances in the inputs applicable to B-Piece Buyer purchasers from the Sponsor of similar commercial mortgage-backed securities in the past [___] transactions.] [DESCRIBE VARIATION, IF APPLICABLE, FOR OTHER CLASSES OF Yield-Priced Balance PRINCIPAL BALANCE CERTIFICATES, IF ANY.] Various factors may have influenced the B-Piece Buyer's determination of its required Discount Yield and the related Assumed Certificate Coupon, including without limitation, the B-Piece Buyer's assessment of the assumed default rate on the mortgage loans, the expected loss severity following any default, the assumed prepayment rates, and the B-Piece Buyer's cost of funds and ultimate return on investment that the B-Piece Buyer wishes to achieve. In addition, the B-Piece Buyer's bid may be influenced by its desire to capture market-share or other strategic business considerations. The Discount Yield for each class of Control Eligible Certificates [was between the range] [is] identified on the table below.

[Range of] Discount Yields for the Control Eligible Certificates			
Class of Certificates	[Low Estimate of Discount Yield]	[Base Case] Discount Yield	[High Estimate of Discount Yield]
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Determination of Class Size. The sponsor determined the Certificate Balance of each class of Control Eligible Certificates in the same manner described above in "- *Determination of Class Size*".

Determination of [Expected] Price. Based on the interest payments using Assumed Certificate Coupons [assumed to be equal to the WAC Rate] for the Yield-Priced Balance Principal Balance Certificates, the Discount Yield and the Scheduled Certificate Principal Payments for each class of Control Eligible Certificates, the sponsor determined the price (the "[Expected] Price") expressed as a percent of the Certificate Balance of that class by determining the net present value of the Scheduled Certificate Principal Payments accruing at the related Assumed Certificate Coupon discounted at the related Discount Yield. [The sponsor determined the Expected Price for each class of Control Eligible Certificates based on the low estimate and high estimate of Discount Yields. The lower the Discount Yield, the higher the corresponding Expected Price for a class of certificates will be, therefore, the low range of fair market values of the Control Eligible Certificates will correspond to the high range of the estimate of potential Discount Yields and correspondingly, the high range of fair market values of the Control Eligible Certificates will correspond to the low range of the estimate of potential Discount Yields.]

Calculation of Fair Value. Based on the [Expected] Price, the sponsor determined the fair market value of each class of certificates by multiplying the Expected Price by the related Certificate Balance or Notional Amount. [The sponsor determined the range of fair market values for each class of certificates based on the low estimate and high estimate of Expected Prices.]

[Qualifying CRE Loans

IF APPLICABLE, DISCLOSURE WILL INCLUDE (1) A DESCRIPTION OF THE MANNER IN WHICH THE SPONSOR DETERMINED THE AGGREGATE RISK RETENTION REQUIREMENT AFTER

INCLUDING QUALIFYING CRE LOANS AND (2) DESCRIPTIONS OF THE QUALIFYING CRE LOANS AND DESCRIPTIONS OF THE MORTGAGE LOANS THAT ARE NOT QUALIFYING CRE LOANS, AND THE MATERIAL DIFFERENCES BETWEEN THE TWO GROUPS OF LOANS WITH RESPECT TO COMPOSITION OF EACH GROUP'S LOAN BALANCES, LOAN TERMS, INTEREST RATES, BORROWER CREDIT INFORMATION, AND CHARACTERISTICS OF ANY LOAN COLLATERAL.]

[The sponsor has determined that [__]% of the Initial Pool Balance (the "Qualifying CRE Loan Percentage") are comprised of mortgage loans that are Qualifying CRE Loans under Regulation RR of the Securities Act. See Annex A-1 for the identity of mortgage loans that are Qualifying CRE Loans and those that are Non-Qualifying CRE Loans.]

[The total required credit risk retention percentage (the "Required Credit Risk Retention Percentage") for this transaction is [__]%. The Required Credit Risk Retention Percentage is equal to the product of the Qualifying CRE Loan Percentage and 5%. [IF MORE THAN 50% OF THE MORTGAGE LOANS ARE QUALIFYING CRE LOANS, THE QUALIFYING CRE LOAN PERCENTAGE WILL EQUAL 50%]]

[The table below presents the material characteristics of the Qualifying CRE Loans and the corresponding characteristics for each Non-Qualifying CRE Loans that did not satisfy the applicable underwriting standard under Regulation RR.]

Underwriting Standard for Qualifying CRE Loans	Qualified CRE Loans	Non-Qualified CRE Loans

[SIMILAR INFORMATION WILL BE PROVIDED FOR OTHER MORTGAGE LOAN SELLERS THAT ARE SPONSORS. INFORMATION FOR OTHER MORTGAGE LOAN SELLERS/ORIGINATORS THAT ARE NOT SPONSORS WILL OTHERWISE COMPLY WITH THE REQUIREMENTS OF REGULATION AB]

DESCRIPTION OF THE CERTIFICATES

General

The certificates will be issued pursuant to a pooling and servicing agreement, among the depositor, the master servicer, the special servicer, the trustee, the certificate administrator, the operating advisor and the asset representations reviewer (the "PSA") and will represent in the aggregate the entire ownership interest in the issuing entity. The assets of the issuing entity will consist of: (1) the Mortgage Loans, the Trust Subordinate Companion Loan and all payments under and proceeds of the Mortgage Loans and the Trust Subordinate Companion Loan received after the Cut-off Date (exclusive of payments of principal and/or interest due on or before the Cut-off Date and interest relating to periods prior to, but due after, the Cut-off Date); (2) any REO Property but, with respect to any Whole Loan, only to the extent of the issuing entity's interest in such Whole Loan; (3) those funds or assets as from time to time are deposited in the accounts discussed in "*Pooling and Servicing Agreement—Accounts*" (such accounts collectively, the "Securitization Accounts") (but, with respect to any Whole Loan, only to the extent of the issuing entity's interest in such Whole Loan), if established; (4) the rights of the mortgagee under all insurance policies with respect to its Mortgage Loans; (5) certain rights of the depositor under each MLPA relating to Mortgage Loan document delivery requirements and the representations and warranties of each mortgage loan seller regarding the Mortgage Loans it sold to the depositor; and (6) [with respect to the [FLOATING RATE CLASS] certificates, the Swap Contract, the Class [__] Regular Interest and funds or assets on deposit from time to time in the Floating Rate Account].

The Commercial Mortgage Pass-Through Certificates, Series [SERIES DESIGNATION] will consist of the following classes: the [SENIOR CLASSES], [INTEREST ONLY CLASSES], Class [PEZ], Class [A], Class [B], and Class [C], [LOAN-SPECIFIC CLASS], Class R, and Class [ARD] certificates. [THERE MAY BE OTHER CLASSES REPRESENTING ENTITLEMENTS TO PRINCIPAL AND/OR INTEREST, AND/OR OTHER CASH FLOW PAID BY THE BORROWERS OR THE ISSUING ENTITY, SUCH AS: (1) CLASSES THAT PROVIDE FOR THE ACCRUAL OF INTEREST AT A FIXED RATE, VARIABLE RATE OR ADJUSTABLE RATE; (2) CLASSES THAT ARE SENIOR OR SUBORDINATE TO ONE OR MORE OTHER CLASSES IN ENTITLEMENT TO CERTAIN DISTRIBUTIONS ON THE CERTIFICATES; (3) CLASSES THAT ARE PRINCIPAL ONLY CERTIFICATES ENTITLED TO DISTRIBUTIONS OF PRINCIPAL, WITH DISPROPORTIONATELY SMALL, NOMINAL OR NO DISTRIBUTIONS OF INTEREST; (4) CLASSES THAT ARE INTEREST ONLY CERTIFICATES ENTITLED TO DISTRIBUTIONS OF INTEREST, WITH DISPROPORTIONATELY SMALL, NOMINAL OR NO DISTRIBUTIONS OF PRINCIPAL; (5) CLASSES THAT PROVIDE FOR DISTRIBUTIONS OF INTEREST ON, OR PRINCIPAL OF, THOSE CERTIFICATES THAT COMMENCE ONLY AFTER THE OCCURRENCE OF CERTAIN EVENTS, SUCH AS THE RETIREMENT OF ONE OR MORE OTHER CLASSES OF CERTIFICATES OF THAT SERIES; (6) CLASSES THAT PROVIDE FOR DISTRIBUTIONS OF PRINCIPAL OF THOSE CERTIFICATES TO BE MADE, FROM TIME TO TIME OR FOR DESIGNATED PERIODS, AT A RATE THAT IS FASTER, AND, IN SOME CASES, SUBSTANTIALLY FASTER, OR SLOWER, AND, IN SOME CASES, SUBSTANTIALLY SLOWER, THAN THE RATE AT WHICH PAYMENTS OR OTHER COLLECTIONS OF PRINCIPAL ARE RECEIVED ON THE MORTGAGE LOANS; (7) CLASSES THAT PROVIDE FOR CONTROLLED DISTRIBUTIONS OF PRINCIPAL TO BE MADE BASED ON A SPECIFIED PAYMENT SCHEDULE OR OTHER METHODOLOGY, SUBJECT TO AVAILABLE FUNDS; (8) CLASSES AS TO WHICH ACCRUED INTEREST IS ADDED TO THE PRINCIPAL BALANCE OF THE CLASS FOR A PERIOD OF TIME; AND/OR (9) CLASSES THAT PROVIDE FOR DISTRIBUTIONS BASED ON COLLECTIONS OF PREPAYMENT PREMIUMS ON THE MORTGAGE LOANS]

The [SENIOR CLASSES] certificates (other than the Class [__] certificates) and the certificates with a notional amount are referred to collectively in this prospectus as the "Senior Certificates". The [SUBORDINATE CLASSES] certificates are referred to collectively in this prospectus as the "Subordinate Certificates". The certificates other than the [LOAN-SPECIFIC CLASS] certificates are referred to in this prospectus as the "Pooled Certificates". The Class R certificates are sometimes referred to in this prospectus as the "Residual Certificates". The Senior Certificates and the Subordinate Certificates are collectively referred to in this prospectus as the "Regular Certificates". The Senior Certificates (other than the [INTEREST ONLY CLASSES] certificates) and the Subordinate Certificates are collectively referred to in this prospectus as the "Principal Balance Certificates". The [IDENTIFY OFFERED CLASSES] certificates are also referred to in this prospectus as the "Offered Certificates". The Class [A], Class [B], and Class [C] certificates are collectively referred to in this prospectus as the "Exchangeable Certificates".

Upon initial issuance, the Principal Balance Certificates, the [LOAN-SPECIFIC CLASS] certificates and the Class [PEZ] certificates will have the respective Certificate Balances (or, in the case of the respective classes of Exchangeable Certificates, the maximum Certificate Balances), and the [INTEREST ONLY CLASSES] certificates will have the respective Notional Amounts, shown below (in each case, subject to a variance of plus or minus 5%):

Class	Initial Certificate Balance or Notional Amount

The "Certificate Balance" of any class of Principal Balance Certificates, any Trust Component, the [LOAN-SPECIFIC CLASS] certificates and the Class [PEZ] certificates, as applicable, outstanding at any time represents the maximum amount that its holders (or, in the case of a Trust Component, the holders of Exchangeable Certificates evidencing an interest in that Trust Component) are entitled to receive as distributions allocable to principal from the cash flow on the Mortgage Loans and the other assets in the issuing entity, all as described in this prospectus. On each Distribution Date, the Certificate Balance of each class of Principal Balance Certificates, each Trust Component and the [LOAN-SPECIFIC CLASS] certificates, as applicable, will be reduced by any distributions of principal actually made on, and by any Realized Losses actually allocated to, that class of Principal Balance Certificates, that Trust Component or [LOAN-SPECIFIC CLASS] certificates, as applicable, on that Distribution Date. In the event that Realized Losses previously allocated to a class of Principal Balance Certificates (exclusive of the Exchangeable Certificates), Trust Component (and, therefore, the applicable Exchangeable Certificates) or [LOAN-SPECIFIC CLASS] certificates, as applicable, in reduction of its Certificate Balance are recovered subsequent to such Certificate Balance being reduced to zero, holders of such class or Principal Balance Certificates or [LOAN-SPECIFIC CLASS] certificates (of Exchangeable Certificates evidencing an interest in such Trust Component) may receive distributions in respect of such recoveries in accordance with the distribution priorities described under "—*Distributions—Priority of Distributions*"

below. "Trust Component" means any of the Class [A] Trust Component, Class [B] Trust Component or Class [C] Trust Component.

"Class [A] Percentage Interest" means, the quotient of the Certificate Balance of the Class [A] Certificates divided by the Certificate Balance of the Class [A] Trust Component. As of the closing date, the Class [A] Percentage Interest will be 100.0%.

"Class [A] Trust Component" means an interest issued as a regular interest in the Upper-Tier REMIC with a Pass-Through Rate equal to [_____]% *per annum*. The Class [A] Certificates will represent beneficial ownership of the Class [A] Percentage Interest of the Class [A] Trust Component, and the Class [PEZ] certificates will represent beneficial ownership of, among other things, the Class [A]-Exchange Percentage Interest of the Class [A] Trust Component. The Class [A] Trust Component will be held in the Grantor Trust.

"Class [A]-Exchange Percentage Interest" means 100.0% minus the Class [A] Percentage Interest. As of the closing date, the Class [A]-Exchange Percentage Interest will be 0.0%.

"Class [B] Percentage Interest" means, the quotient of the Certificate Balance of the Class [B] certificates divided by the Certificate Balance of the Class [B] Trust Component. As of the closing date, the Class [B] Percentage Interest will be 100.0%.

"Class [B] Trust Component" means an interest issued as a regular interest in the Upper-Tier REMIC with a Pass-Through Rate equal to a *per annum* rate equal to the lesser of [_____]% and the WAC Rate. The Class [B] certificates will represent beneficial ownership of the Class [B] Percentage Interest of the Class [B] Trust Component, and the Class [PEZ] certificates will represent beneficial ownership of, among other things, the Class [B]-Exchange Percentage Interest of the Class [B] Trust Component. The Class [B] Trust Component will be held in the Grantor Trust.

"Class [B]-Exchange Percentage Interest" means 100.0% minus the Class [B] Percentage Interest. As of the closing date, the Class [B]-Exchange Percentage Interest will be 0.0%.

"Class [C] Percentage Interest" means, the quotient of the Certificate Balance of the Class [C] certificates divided by the Certificate Balance of the Class [C] Trust Component. As of the closing date, the Class [C] Percentage Interest will be 100.0%.

"Class [C] Trust Component" means an interest issued as a regular interest in the Upper-Tier REMIC with a Pass-Through Rate equal to a *per annum* rate equal to the WAC Rate. The Class [C] certificates will represent beneficial ownership of the Class [C] Percentage Interest of the Class [C] Trust Component, and the Class [PEZ] certificates will represent beneficial ownership of, among other things, the Class [C]-Exchange Percentage Interest of the Class [C] Trust Component. The Class [C] Trust Component will be held in the Grantor Trust.

"Class [C]-Exchange Percentage Interest" means 100.0% minus the Class [C] Percentage Interest. As of the closing date, the Class [C]-Exchange Percentage Interest will be 0.0%.

"Class [PEZ] Component" means any of the Class [PEZ] Component [A], Class [PEZ] Component [B] or Class [PEZ] Component [C].

"Class [PEZ] Component [A]" means the portion of the Class [A] Trust Component equal to the Class [A]-Exchange Percentage Interest of the Class [A] Trust Component.

"Class [PEZ] Component [B]" means the portion of the Class [B] Trust Component equal to the Class [B]-Exchange Percentage Interest of the Class [B] Trust Component.

"Class [PEZ] Component [C]" means the portion of the Class [C] Trust Component equal to the Class [C]-Exchange Percentage Interest of the Class [C] Trust Component.

The Residual Certificates will not have a Certificate Balance or entitle their holders to distributions of principal or interest.

The [INTEREST ONLY CLASSES] certificates will not have Certificate Balances, nor will they entitle their holders to distributions of principal, but the [INTEREST ONLY CLASSES] certificates will represent the right to receive distributions of interest in an amount equal to the aggregate interest accrued on their respective notional amounts (each, a "Notional Amount"). The Notional Amount of the [INTEREST ONLY CLASS] certificates will equal the aggregate of the Certificate Balances of the Class [__] and Class [__] certificates and the Class [__] Trust Component. The initial Notional Amount of the [INTEREST ONLY CLASS] certificates will be approximately $[_____]. The Notional Amount of the [INTEREST ONLY CLASS] certificates will equal the Certificate Balance of the Class [__] certificates and the Class [__] and Class [__] Trust Components.

The Class [ARD] certificates will not have a Certificate Balance nor will they entitle their holders to distributions of principal, but the Class [ARD] certificates will represent the right to receive Excess Interest received on any ARD Loan.

"Excess Interest" with respect to the ARD Loan is the interest accrued at the Revised Rate in respect of such ARD Loan in excess of the interest accrued at the Initial Rate, *plus* any related interest accrued on such amounts, to the extent permitted by applicable law and the related Mortgage Loan documents.

The Trust Subordinate Companion Loan will be held by the [___] Subordinate Companion Loan REMIC (the "Subordinate Companion Loan REMIC") and the Mortgage Loans (other than the Subordinate Companion Loan) will be held by the lower-tier REMIC (the "Lower-Tier REMIC" and, collectively with the Subordinate Companion Loan REMIC, the "Lower-Tier REMICs"). The certificates (other than the [ARD Class] certificates, the Exchangeable Certificates and the Class [PEZ] certificates) will be issued by the upper-tier REMIC (the "Upper-Tier REMIC") (collectively with the Lower-Tier REMICs, the "Trust REMICs"). The [ARD Class] certificates, the Exchangeable Certificates and the Class [PEZ] certificates will be issued by the grantor trust (the "Grantor Trust").

Exchanges of Exchangeable Certificates

Exchanges

Groups of Exchangeable Certificates (*i.e.*, each of Class [A], Class [B] and Class [C] certificates) may be exchanged for Class [PEZ] certificates and vice versa, in whole or in part, as described more fully below. This process may occur repeatedly. However, exchanges will no longer be permitted following the date when the then-current principal balance of the Class [A] Trust Component (and, correspondingly, to the extent evidencing an interest in the Class [A] Trust Component, the Class [A] certificates and the applicable component of the Class [PEZ] certificates) is reduced to zero as a result of the payment in full of all interest and principal on that Trust Component.

Following the closing date, Exchangeable Certificates that collectively evidence a uniform Tranche Percentage Interest in each Trust Component (such certificates in the aggregate, an "Exchangeable Proportion") will be exchangeable on the books of DTC for Class [PEZ] certificates that represent the same Tranche Percentage Interest in each Trust Component as the certificates to be surrendered, and any Class [PEZ] certificates will be exchangeable on the books of DTC for Exchangeable Certificates that evidence the same Tranche Percentage Interest in each Trust Component as the Class [PEZ] certificates to be surrendered. For these purposes, the "Tranche Percentage Interest" of any certificate in relation to a Trust Component is the ratio, expressed as a percentage, of (a) the Certificate Balance of that certificate (or, in the case of a Class [PEZ] certificate, the principal amount of the component of such certificate with the same letter designation as that Trust Component) to (b) the outstanding principal balance of that Trust Component.

For example, an investor that owns $[_____] of Class [A] certificates, $[_____] of Class [B] certificates, and $[_____] of Class [C] certificates would be entitled to exchange such certificates following the procedures described below for $[_____] of Class [EC] certificates. Similarly, an

investor that owns $[_____] of Class [EC] certificates would be entitled to exchange such certificates following the procedures described below for $[_____] of Class [A] certificates, $[_____] of Class [B] certificates, and $[_____] of Class [C] certificates. Investors are permitted to exchange any lesser Certificate Balance of such Exchangeable Certificates for Class [EC] certificates so long as such Exchangeable Certificates are exchanged in the same relative proportions as described above.

There will be no limit on the number of exchanges authorized under the exchange provisions of the PSA. In all cases, however, an exchange may not occur if the face amount of the certificates to be received in the exchange would not represent an authorized denomination for the relevant class as described under *"—Delivery, Form, Transfer and Denomination"* below. In addition, the depositor will have the right to make or cause exchanges on the closing date pursuant to instructions delivered to the certificate administrator on the closing date.

The various amounts distributable on the Class [PEZ] certificates on each Distribution Date in respect of Interest Accrual Amounts, Interest Distribution Amounts, Principal Distribution Amounts, reimbursements of Realized Losses and yield maintenance charges allocated to any of the respective Tranche Percentage Interests in the Trust Components represented by the Class [PEZ] certificates will be so distributed in a single, aggregate distribution to the holders of the Class [PEZ] certificates on such Distribution Date. In addition, the Class [PEZ] certificates will be allocated the aggregate amount of Realized Losses, Interest Shortfalls and other interest shortfalls (including those resulting from Appraisal Reduction Events) corresponding to the Tranche Percentage Interests in the Trust Components represented by the Class [PEZ] certificates. See *"—Distributions"* below.

For a discussion of the federal income tax consequences of the acquisition, ownership and disposition of the Exchangeable Certificates, see *"Material Federal Income Tax Considerations—Taxation of Class [PEZ] Certificates and Exchangeable Certificates"*.

Procedures

If a Certificateholder wishes to exchange Exchangeable Certificates for Class [PEZ] certificates, or Class [PEZ] certificates for Exchangeable Certificates, such Certificateholder must notify the certificate administrator by e-mail at [_____] no later than three business days prior to the proposed date of such exchange (the "Exchange Date"). The Exchange Date can be any business day other than the first or last business day of the month. In addition, the Certificateholder must provide notice on the Certificateholder's letterhead, which notice must carry a medallion stamp guarantee and set forth the following information: the CUSIP numbers of the Exchangeable Certificates to be exchanged and received, the original and outstanding Certificate Balance of the Exchangeable Certificates to be exchanged and received, the Certificateholder's DTC participant number and the proposed Exchange Date. The Certificateholder and the certificate administrator will utilize the "deposit and withdrawal system" at DTC to effect the exchange.

The aggregate principal and interest entitlements of the certificates received must equal the aggregate entitlements of the certificates surrendered. The notice of exchange will become irrevocable on the 2nd business day before the proposed Exchange Date.

The first distribution on an Exchangeable Certificate or Class [PEZ] certificates will be made in the month following the month of exchange to the Certificateholder of record as of the applicable Record Date for such certificate. Neither the certificate administrator nor the depositor will have any obligation to ensure the availability of the applicable certificates to accomplish any exchange.

Distributions

Method, Timing and Amount

Distributions on the certificates are required to be made by the certificate administrator, to the extent of available funds as described in this prospectus, on the [__] business day following each Determination Date (each, a "Distribution Date"). The "Determination Date" will be the [__] day of each calendar month

(or, if the [__] calendar day of that month is not a business day, then the next business day) commencing in [_____].

All distributions (other than the final distribution on any certificate) are required to be made to the Certificateholders in whose names the certificates are registered at the close of business on each Record Date. With respect to any Distribution Date, the "Record Date" will be the [last Business Day of the month preceding the month in which that Distribution Date occurs]. These distributions are required to be made by wire transfer in immediately available funds to the account specified by the Certificateholder at a bank or other entity having appropriate facilities to accept such funds, if the Certificateholder has provided the certificate administrator with written wiring instructions no less than five business days prior to the related Record Date (which wiring instructions may be in the form of a standing order applicable to all subsequent distributions) or otherwise by check mailed to the Certificateholder. The final distribution on any certificate is required to be made in like manner, but only upon presentation and surrender of the certificate at the location that will be specified in a notice of the pendency of the final distribution. All distributions made with respect to a class of certificates will be allocated *pro rata* among the outstanding certificates of that class based on their respective Percentage Interests.

The "Percentage Interest" evidenced by any certificate (other than a Class R or Class [ARD] certificate) will equal its initial denomination as of the closing date divided by the initial Certificate Balance or Notional Amount, as applicable, of the related class. For these purposes on any date of determination, the "initial denomination as of the closing date" of any Exchangeable Certificate or any Class [PEZ] certificate received in an exchange will be determined as if such certificate was part of the related class on the closing date, the "initial denomination as of the closing date" of any Exchangeable Certificate or any Class [PEZ] certificate surrendered in an exchange will be determined as if such certificate was not part of the related class on the closing date and the initial Certificate Balance of the related class of Exchangeable Certificates or Class [PEZ] certificates will be determined as if such class consisted only of the certificates composing the class on that date of determination and such certificates had been outstanding as of the closing date.

The master servicer is authorized but not required to direct the investment of funds held in the Collection Account in U.S. government securities and other obligations that satisfy criteria established by the Rating Agencies ("Permitted Investments"). The master servicer will be entitled to retain any interest or other income earned on such funds and the master servicer will be required to bear any losses resulting from the investment of such funds, as provided in the PSA. The certificate administrator is authorized but not required to direct the investment of funds held in the Lower-Tier REMIC Distribution Account, the Upper-Tier REMIC Distribution Account, the Interest Reserve Account, the related companion loan distribution account, the Exchangeable Distribution Account, the Excess Interest Distribution Account and the Gain-on-Sale Reserve Account in Permitted Investments. The certificate administrator will be entitled to retain any interest or other income earned on such funds and the certificate administrator will be required to bear any losses resulting from the investment of such funds, as provided in the PSA.

Available Funds

The aggregate amount available for distribution to holders of the certificates and any Trust Component (other than the [LOAN-SPECIFIC CLASS] certificates) on each Distribution Date (the "Available Funds") will, in general, equal the sum of the following amounts (without duplication):

(a) the aggregate amount of all cash received on the Mortgage Loans (in the case of any Non-Serviced Mortgage Loan, only to the extent received by the issuing entity pursuant to the related Non-Serviced PSA and any REO Property that is on deposit in the Collection Account (in each case, exclusive of any amount on deposit in or credited to any portion of the Collection Account that is held for the benefit of the holder of any related Companion Loan), as of the Master Servicer Remittance Date, exclusive of (without duplication):

- all scheduled payments of principal and/or interest and any balloon payments paid by the borrowers of a Mortgage Loan (the "Periodic Payments") that are due on a Due Date after the

end of the related Collection Period, excluding interest relating to periods prior to, but due after, the Cut-off Date;

- all unscheduled payments of principal (including prepayments), unscheduled interest, liquidation proceeds, net insurance proceeds and net Insurance and Condemnation Proceeds and other unscheduled recoveries received subsequent to the related Determination Date (or, with respect to voluntary prepayments of principal of each Mortgage Loan with a Due Date occurring after the related Determination Date, subsequent to the related Due Date) allocable to the Mortgage Loans;

- all amounts in the Collection Account that are due or reimbursable to any person other than the Certificateholders;

- with respect to each Actual/360 Loan and any Distribution Date occurring in each February and in any January occurring in a year that is not a leap year (unless such Distribution Date is the final Distribution Date), the related Withheld Amount to the extent those funds are on deposit in the Collection Account;

- all Excess Interest allocable to the Mortgage Loans (which is separately distributed to the Class [ARD] certificates);

- all yield maintenance charges and prepayment premiums;

- all amounts deposited in the Collection Account in error; and

- any late payment charges or accrued interest on a Mortgage Loan allocable to the default interest rate for such Mortgage Loan, to the extent permitted by law, excluding any interest calculated at the Mortgage Rate for the related Mortgage Loan;

(b) if and to the extent not already included in *clause (a)*, the aggregate amount transferred from the REO Account allocable to the Mortgage Loans to the Collection Account for such Distribution Date;

(c) all Compensating Interest Payments made by the master servicer with respect to the Mortgage Loans with respect to such Distribution Date and P&I Advances made by the master servicer or the trustee, as applicable, with respect to the Distribution Date (net of certain amounts that are due or reimbursable to persons other than the Certificateholders); and

(d) with respect to each Actual/360 Loan and any Distribution Date occurring in each March (or February, if such Distribution Date is the final Distribution Date), the related Withheld Amounts as required to be deposited in the Lower-Tier REMIC Distribution Account pursuant to the PSA.

The "Collection Period" for each Distribution Date and any Mortgage Loan (including any Companion Loan)   will be the period commencing on the day immediately following the Due Date for such Mortgage Loan (including any Companion Loan) in the month preceding the month in which that Distribution Date occurs or the date that would have been the Due Date if such Mortgage Loan (including any Companion Loan) had a Due Date in such preceding month and ending on and including the Due Date for such Mortgage Loan (including any related Companion Loan) occurring in the month in which that Distribution Date occurs. Notwithstanding the foregoing, in the event that the last day of a Collection Period (or applicable grace period) is not a business day, any Periodic Payments received with respect to Mortgage Loans (including any Companion Loan) relating to such Collection Period on the business day immediately following such day will be deemed to have been received during such Collection Period and not during any other Collection Period.

"Due Date" means, with respect to each Mortgage Loan (including any Companion Loan), the date on which scheduled payments of principal, interest or both are required to be made by the related borrower.

Priority of Distributions

On each Distribution Date, for so long as the Certificate Balances or Notional Amounts of the Regular Certificates have not been reduced to zero, the certificate administrator is required to apply amounts on deposit in the Distribution Account [(excluding amounts relating to the Trust Subordinate Companion Loan)], to the extent of the Available Funds, in the following order of priority:

First, to the [APPLICABLE SENIOR CLASSES AND INTEREST-ONLY CLASSES] certificates, in respect of interest, up to an amount equal to, and *pro rata* in accordance with, the respective Interest Distribution Amounts for those classes;

Second, to the [APPLICABLE SENIOR CLASSES] certificates, in reduction of the Certificate Balances of those classes, in the following priority (prior to the Cross-Over Date):

(i)   [INSERT PRINCIPAL PAYMENT PRIORITIES FOR THE SENIOR CLASSES]

Third, to the [APPLICABLE SENIOR CLASSES] certificates, up to an amount equal to, and *pro rata*, based upon the aggregate unreimbursed Realized Losses previously allocated to each such class, plus interest on that amount at the Pass-Through Rate for such class compounded monthly from the date the related Realized Loss was allocated to such class;

Fourth, to the Class [A] Trust Component and, thus, concurrently, to the Class [A] certificates, in respect of interest, up to an amount equal to the Class [A] Percentage Interest multiplied by the aggregate Interest Distribution Amount with respect to the Class [A] Trust Component, and to the Class [PEZ] certificates, in respect of interest, up to an amount equal to the Class [A]-Exchange Percentage Interest multiplied by the aggregate Interest Distribution Amount with respect to the Class [A] Trust Component, *pro rata* in proportion to their respective percentage interests in the Class [A] Trust Component;

Fifth, after the Certificate Balances of the [APPLICABLE SENIOR CLASSES] have been reduced to zero, to the Class [A] Trust Component and, thus, concurrently, to the Class [A] certificates, in reduction of their Certificate Balance, up to an amount equal to the Class [A] Percentage Interest multiplied by the Principal Distribution Amount for such Distribution Date, less the portion of such Principal Distribution Amount distributed pursuant to all prior clauses, and to the Class [PEZ] certificates, in reduction of their Certificate Balance, up to an amount equal to the Class [A]-Exchange Percentage Interest multiplied by the Principal Distribution Amount for such Distribution Date, less the portion of such Principal Distribution Amount distributed pursuant to all prior clauses, *pro rata* in proportion to their respective percentage interests in the Class [A] Trust Component, until the Certificate Balance of the Class [A] Trust Component is reduced to zero;

Sixth, to the Class [A] Trust Component and, thus, concurrently, to the Class [A] certificates, up to an amount equal to the Class [A] Percentage Interest multiplied by the aggregate of unreimbursed Realized Losses previously allocated to the Class [A] Trust Component, plus interest on that amount at the Pass-Through Rate for such Trust Component compounded monthly from the date the related Realized Loss was allocated to such Trust Component, and to the Class [PEZ] certificates, up to an amount equal to the Class [A]-Exchange Percentage Interest multiplied by the aggregate of unreimbursed Realized Losses previously allocated to the Class [A] Trust Component, plus interest on that amount at the Pass-Through Rate for such Trust Component compounded monthly from the date the related Realized Loss was allocated to such Trust Component, *pro rata* in proportion to their respective percentage interests in the Class [A] Trust Component;

Seventh, [ADD SIMILAR CLAUSES TO CLAUSES *FOURTH, FIFTH* AND *SIXTH* FOR OTHER EXCHANGEABLE CLASSES]

Eighth, to the Class [__] certificates, in respect of interest, up to an amount equal to the Interest Distribution Amount of such class;

Ninth, to the Class [___] certificates, in reduction of their Certificate Balance, up to an amount equal to the Principal Distribution Amount for such Distribution Date, less the portion of such Principal Distribution Amount distributed pursuant to all prior clauses, until their Certificate Balance is reduced to zero;

Tenth, to the Class [___] certificates, up to an amount equal to the aggregate of unreimbursed Realized Losses previously allocated to such class, plus interest on that amount at the Pass-Through Rate for such class compounded monthly from the date the related Realized Loss was allocated to such class;

Eleventh, [ADD SIMILAR CLAUSES TO CLAUSES *EIGHTH, NINTH* AND *TENTH* FOR OTHER SUBORDINATE CLASSES THAT ARE NOT EXCHANGEABLE CLASSES]; and

Twelfth, to the Class R certificates, any remaining amounts.

Notwithstanding the foregoing, on each Distribution Date occurring on and after Cross-Over Date, regardless of the allocation of principal payments described in clause *Second* above, the Principal Distribution Amount for such Distribution Date is required to be distributed *pro rata* (based on their respective outstanding Certificate Balances), among the [APPLICABLE SENIOR CLASSES] certificates, in reduction of their respective Certificate Balances. The "Cross-Over Date" means the Distribution Date on which the Certificate Balances of the Subordinate Certificates (calculated without giving effect to any exchange of the Exchangeable Certificates for Class [PEZ] certificates) have all been reduced to zero as a result of the allocation of Realized Losses to those certificates.

Reimbursement of previously allocated Realized Losses will not constitute distributions of principal for any purpose and will not result in an additional reduction in the Certificate Balance of the class of certificates in respect of which a reimbursement is made.

Pass-Through Rates

The interest rate (the "Pass-Through Rate") applicable to each class of certificates or any Trust Component (other than the Class R, Class [ARD] and [LOAN-SPECIFIC CLASS] certificates) for any Distribution Date will equal the rates set forth below:

The Pass-Through Rate on the [IDENTIFY APPLICABLE CLASS] certificates will be a *per annum* rate equal to [   ]%.

The Pass-Through Rate on the [IDENTIFY APPLICABLE CLASS] certificates will be a *per annum* rate equal to [_____]%, subject to a maximum rate equal to the WAC Rate.

The Pass-Through Rate applicable to the [INTEREST ONLY CLASS] certificates for the initial Distribution Date will equal approximately [   ] % *per annum*.

The Pass-Through Rate for the [INTEREST ONLY CLASS] certificates for any Distribution Date will equal the excess, if any of (a) the WAC Rate for the related Distribution Date, over (b) the weighted average of the Pass-Through Rates on the [IDENTIFY APPLICABLE CLASSES] certificates for such Distribution Date, weighted on the basis of their respective Certificate Balances (calculated without giving effect to any exchange and conversion of any Class [A], Class [B] and Class [C] certificates for Class [PEZ] certificates) immediately prior to that Distribution Date.

The Class [PEZ] certificates will not have a Pass-Through Rate, but will be entitled to receive the sum of the interest distributable on the percentage interests of the Class [A], Class [B], and Class [C] Trust Components represented by the Class [PEZ] certificates. The Pass-Through Rates on the Class [A], Class [B], and Class [C] Trust Components will at all times be the same as the Pass-Through Rate of the Class [A], Class [B], and Class [C] certificates.

The Class [ARD] certificates will not have a Pass-Through Rate or be entitled to distributions in respect of interest other than Excess Interest, if any, with respect to the ARD Loan.

The "WAC Rate" with respect to any Distribution Date is equal to the weighted average of the applicable Net Mortgage Rates of the Mortgage Loans (including a Non-Serviced Mortgage Loan) as of the first day of the related Collection Period, weighted on the basis of their respective Stated Principal Balances as of the first day of such Collection Period (after giving effect to any payments received during any applicable grace period).

The "Net Mortgage Rate" for each Mortgage Loan (including a Non-Serviced Mortgage Loan) is equal to the related Mortgage Rate then in effect (without regard to any increase in the interest rate of any ARD Loan after the related Anticipated Repayment Date), less the related Administrative Cost Rate; *provided, however*, that for purposes of calculating Pass-Through Rates and Withheld Amounts, the Net Mortgage Rate for any Mortgage Loan will be determined without regard to any modification, waiver or amendment of the terms of the related Mortgage Loan, whether agreed to by the master servicer, the special servicer or resulting from a bankruptcy, insolvency or similar proceeding involving the related borrower. Notwithstanding the foregoing, for Mortgage Loans that do not accrue interest on a 30/360 Basis, then, solely for purposes of calculating the Pass-Through Rate on the Regular Certificates (and Trust Components), the Net Mortgage Rate of any Mortgage Loan for any one-month period preceding a related Due Date will be the annualized rate at which interest would have to accrue in respect of the Mortgage Loan on the basis of a 360-day year consisting of twelve 30-day months in order to produce the aggregate amount of interest actually required to be paid in respect of the Mortgage Loan during the one-month period at the related Net Mortgage Rate; *provided, however*, that with respect to each Actual/360 Loan, the Net Mortgage Rate for the one-month period (1) prior to the Due Dates in January and February in any year which is not a leap year or in February in any year which is a leap year (in either case, unless the related Distribution Date is the final Distribution Date) will be determined exclusive of Withheld Amounts, and (2) prior to the Due Date in March (or February, if the related Distribution Date is the final Distribution Date), will be determined inclusive of Withheld Amounts for the immediately preceding February and January, as applicable.

"Administrative Cost Rate" as of any date of determination will be a *per annum* rate equal to the sum of the Servicing Fee Rate, the Certificate Administrator/Trustee Fee Rate, the Operating Advisor Fee Rate and the CREFC® Intellectual Property Royalty License Fee Rate.

"Mortgage Rate" with respect to any Mortgage Loan (including any Non-Serviced Mortgage Loan) or any related Companion Loan is the *per annum* rate at which interest accrues on the Mortgage Loan or the related Companion Loan as stated in the related Mortgage Note or the promissory note evidencing such Companion Loan without giving effect to any default rate or Revised Rate.

[IF ANY CLASSES ARE FLOATING RATE CLASSES, INFORMATION WILL BE PROVIDED AS TO THE INDEX USED TO CALCULATE THE FLOATING RATE OF INTEREST, SUCH LIBOR, PRIME RATE, COMMERCIAL PAPER RATE, CONSTANT MATURITY TREASURY SECURITY RATE, FEDERAL FUNDS RATE, AND/OR TREASURY BILL RATE]

Interest Distribution Amount

The "Interest Distribution Amount" with respect to any Distribution Date and each class of Regular Certificates and any Trust Component will equal (A) the sum of (i) the Interest Accrual Amount with respect to such class or Trust Component for such Distribution Date and (ii) the Interest Shortfall, if any, with respect to such class or Trust Component for such Distribution Date, less (B) any Excess Prepayment Interest Shortfall allocated to such class or Trust Component on such Distribution Date.

The "Interest Accrual Amount" with respect to any Distribution Date and any class of Regular Certificates and any Trust Component is equal to interest for the related Interest Accrual Period accrued at the Pass-Through Rate for such class or Trust Component on the Certificate Balance or Notional Amount, as applicable, for such class immediately prior to that Distribution Date. Calculations of interest for each Interest Accrual Period will be made on [30/360 Basis], except that interest on the [LOAN-SPECIFIC CLASS] certificates will be calculated on an [Actual/360 Basis]. [THERE MAY BE OTHER INTEREST CALCULATION CONVENTIONS, SUCH AS ACTUAL/365, AND ACTUAL/ACTUAL]

An "Interest Shortfall" with respect to any Distribution Date for any class of Regular Certificates and any Trust Component is the portion of the Interest Distribution Amount for such class or Trust Component remaining unpaid as of the close of business on the preceding Distribution Date.

The "Interest Accrual Period" for each Distribution Date will be the calendar month prior to the month in which that Distribution Date occurs.

Principal Distribution Amount

The "Principal Distribution Amount" for any Distribution Date will be equal to the sum of the following amounts:

(a) the Principal Shortfall for that Distribution Date,

(b) the Scheduled Principal Distribution Amount for that Distribution Date, and

(c) the Unscheduled Principal Distribution Amount for that Distribution Date;

provided, that the Principal Distribution Amount for any Distribution Date will be reduced, to not less than zero, by the amount of any reimbursements of:

(A) Nonrecoverable Advances (including any servicing advance with respect to a Non-Serviced Mortgage Loan under the related Non-Serviced PSA reimbursed out of general collections on the Mortgage Loans), with interest on such Nonrecoverable Advances at the Reimbursement Rate, that are paid or reimbursed from principal collections on the Mortgage Loans in a period during which such principal collections would have otherwise been included in the Principal Distribution Amount for such Distribution Date, and

(B) Workout-Delayed Reimbursement Amounts paid or reimbursed from principal collections on the Mortgage Loans in a period during which such principal collections would have otherwise been included in the Principal Distribution Amount for such Distribution Date,

provided, *further*, that in the case of clauses (A) and (B) above, if any of the amounts that were reimbursed from principal collections on the Mortgage Loans (including REO Loans) are subsequently recovered on the related Mortgage Loan (or REO Loan), such recovery will increase the Principal Distribution Amount for the Distribution Date related to the period in which such recovery occurs.

The "Scheduled Principal Distribution Amount" for each Distribution Date will equal the aggregate of the principal portions of (a) all Periodic Payments (excluding balloon payments) with respect to the Mortgage Loans due during or, if and to the extent not previously received or advanced and distributed to Certificateholders on a preceding Distribution Date, prior to the related Collection Period and all Assumed Scheduled Payments with respect to the Mortgage Loans for the related Collection Period, in each case to the extent paid by the related borrower as of the related Determination Date (or, with respect to each Mortgage Loan with a Due Date occurring, or a grace period ending, after the related Determination Date, the related Due Date or, last day of such grace period, as applicable, to the extent received by the master servicer as of the business day preceding the Master Servicer Remittance Date) or advanced by the master servicer or the trustee, as applicable, and (b) all balloon payments with respect to the Mortgage Loans to the extent received on or prior to the related Determination Date (or, with respect to each Mortgage Loan with a Due Date occurring, or a grace period ending, after the related Determination Date, the related Due Date or, last day of such grace period, as applicable, to the extent received by the master servicer as of the business day preceding the Master Servicer Remittance Date), and to the extent not included in clause (a) above. The Scheduled Principal Distribution Amount from time to time will include all late payments of principal made by a borrower with respect to the Mortgage Loans, including late payments in respect of a delinquent balloon payment, received by the times described above in this definition, except to the extent those late payments are otherwise available to reimburse the master servicer or the trustee, as the case may be, for prior Advances, as described above.

The "Unscheduled Principal Distribution Amount" for each Distribution Date will equal the aggregate of the following: (a) all prepayments of principal received on the Mortgage Loans as of the Determination Date; and (b) any other collections (exclusive of payments by borrowers) received on the Mortgage Loans and any REO Properties on or prior to the related Determination Date whether in the form of Liquidation Proceeds, Insurance and Condemnation Proceeds, net income, rents, and profits from REO Property or otherwise, that were identified and applied by the master servicer as recoveries of previously unadvanced principal of the related Mortgage Loan; *provided*, that all such Liquidation Proceeds and Insurance and Condemnation Proceeds will be reduced by any unpaid Special Servicing Fees, Liquidation Fees, any amount related to the Loss of Value Payments to the extent that such amount was transferred into the Collection Account during the related collection period, accrued interest on Advances and other additional trust fund expenses incurred in connection with the related Mortgage Loan, thus reducing the Unscheduled Principal Distribution Amount.

The "Assumed Scheduled Payment" for any Collection Period and with respect to any Mortgage Loan (including the Non-Serviced Mortgage Loans) or Trust Subordinate Companion Loan, as the case may be, that is delinquent in respect of its balloon payment or any REO Loan (excluding, for purposes of any P&I Advances, the portion allocable to any related Companion Loan), is an amount equal to the sum of (a) the principal portion of the Periodic Payment that would have been due on such Mortgage Loan or REO Loan on the related Due Date based on the constant payment required by such related Mortgage Note or the original amortization schedule of the Mortgage Loan or Trust Subordinate Companion Loan, as the case may be (as calculated with interest at the related Mortgage Rate), if applicable, assuming the related balloon payment has not become due, after giving effect to any reduction in the principal balance occurring in connection with a modification, a default or a bankruptcy modification (or similar proceeding), and (b) interest on the Stated Principal Balance of that Mortgage Loan, Trust Subordinate Companion Loan or REO Loan (excluding, for purposes of any P&I Advances, the portion allocable to any related Companion Loan) at its Mortgage Rate (net of interest at the applicable rate at which the Servicing Fee is calculated).

The "Principal Shortfall" for any Distribution Date means the amount, if any, by which (1) the Principal Distribution Amount for the prior Distribution Date exceeds (2) the aggregate amount actually distributed on the preceding Distribution Date in respect of such Principal Distribution Amount.

Certain Calculations with Respect to Individual Mortgage Loans

The "Stated Principal Balance" of each Mortgage Loan and Trust Subordinate Companion Loan will initially equal its Cut-off Date Balance and, on each Distribution Date, will be reduced by the amount of principal payments received on such Mortgage Loan or Trust Subordinate Companion Loan or advanced for such Distribution Date. With respect to any Companion Loan on any date of determination, the Stated Principal Balance will equal the unpaid principal balance of such Companion Loan as of such date. With respect to any Whole Loan on any date of determination, the Stated Principal Balance of such Whole Loan will be the sum of the Stated Principal Balance of the related Mortgage Loan and each related Companion Loan on such date. The Stated Principal Balance of a Mortgage Loan, Whole Loan or Trust Subordinate Companion Loan may also be reduced in connection with any modification that reduces the principal amount due on such Mortgage Loan, Trust Subordinate Companion Loan or Whole Loan, as the case may be, or any forced reduction of its actual unpaid principal balance imposed by a court presiding over a bankruptcy proceeding in which the related borrower is the debtor. See "*Certain Legal Aspects of Mortgage Loans*". If any Mortgage Loan, Whole Loan or Trust Subordinate Companion Loan is paid in full or the Mortgage Loan, Whole Loan or Trust Subordinate Companion Loan (or any Mortgaged Property acquired in respect of the Mortgage Loan, Whole Loan or Trust Subordinate Companion Loan) is otherwise liquidated, then, as of the first Distribution Date that follows the end of the Collection Period in which that payment in full or liquidation occurred and notwithstanding that a loss may have occurred in connection with any liquidation, the Stated Principal Balance of the Mortgage Loan, Whole Loan or Trust Subordinate Companion Loan will be zero.

For purposes of calculating allocations of, or recoveries in respect of, Realized Losses, as well as for purposes of calculating the Servicing Fee and Certificate Administrator/Trustee Fee payable each month, each REO Property (including any REO Property with respect to any Non-Serviced Mortgage Loan held

pursuant to the related Non-Serviced PSA) will be treated as if there exists with respect to such REO Property an outstanding Mortgage Loan and, if applicable, each related Companion Loan (an "REO Loan"), and all references to Mortgage Loan or Companion Loan and pool of Mortgage Loans in this prospectus, when used in that context, will be deemed to also be references to or to also include, as the case may be, any REO Loans. Each REO Loan will generally be deemed to have the same characteristics as its actual predecessor Mortgage Loan (including related Companion Loan), including the same fixed Mortgage Rate (and, accordingly, the same Net Mortgage Rate) and the same unpaid principal balance and Stated Principal Balance. Amounts due on the predecessor Mortgage Loan (including related Companion Loan) including any portion of it payable or reimbursable to the master servicer, the special servicer, the operating advisor, the asset representations reviewer, the certificate administrator or the trustee, as applicable, will continue to be "due" in respect of the REO Loan; and amounts received in respect of the related REO Property, net of payments to be made, or reimbursement to the master servicer or special servicer for payments previously advanced, in connection with the operation and management of that property, generally will be applied by the master servicer as if received on the predecessor Mortgage Loan, Trust Subordinate Companion Loan or related Companion Loan.

With respect to each Serviced Whole Loan, no amounts relating to the related REO Property or REO Loan allocable to any related Companion Loan will be available for amounts due to the Certificateholders or to reimburse the issuing entity, other than in the limited circumstances related to Servicing Advances, indemnification, Special Servicing Fees and other reimbursable expenses related to such Serviced Whole Loan incurred with respect to such Serviced Whole Loan in accordance with the PSA.

With respect to an AB Whole Loan, no amounts relating to the related REO Property or REO Loan allocable to the Subordinate Companion Loan will be available for amounts due to the holders of the Pooled Certificates, other than indirectly in the limited circumstances related to reimbursement of Servicing Advances, indemnification, Special Servicing Fees and other reimbursable expenses related to an AB Whole Loan incurred with respect to an AB Whole Loan in accordance with the PSA.

Excess Interest

On each Distribution Date, the certificate administrator is required to distribute any Excess Interest received with respect to the ARD Loan on or prior to the related Determination Date to the holders of the Class [ARD] certificates. Excess Interest will not be available to make distributions to any other class of certificates or to provide credit support for other classes of certificates or offset any interest shortfalls or to pay any other amounts to any other party under the PSA.

Application Priority of Mortgage Loan Collections or Whole Loan Collections

Absent express provisions in the related Mortgage Loan documents (and, with respect to each Serviced Whole Loan, the related Intercreditor Agreement), all amounts collected by or on behalf of the issuing entity in respect of any Mortgage Loan in the form of payments from the related borrower, Liquidation Proceeds, condemnation proceeds or insurance proceeds (excluding, if applicable, in the case of each Serviced Whole Loan, any amounts payable to the holder of the related Companion Loan(s) pursuant to the related Intercreditor Agreement) will be deemed to be allocated for purposes of collecting amounts due under the Mortgage Loan, pursuant to the PSA, in the following order of priority:

First, as a recovery of any unreimbursed Advances (including any Workout-Delayed Reimbursement Amount) with respect to the related Mortgage Loan and unpaid interest at the Reimbursement Rate on such Advances and, if applicable, unreimbursed and unpaid expenses of the issuing entity;

Second, as a recovery of Nonrecoverable Advances and any interest on those Nonrecoverable Advances at the Reimbursement Rate, to the extent previously paid or reimbursed from principal collections on the Mortgage Loans (as described in the first *proviso* in the definition of Principal Distribution Amount);

Third, to the extent not previously allocated pursuant to clause *First,* as a recovery of accrued and unpaid interest on such Mortgage Loan (exclusive of default interest and Excess Interest) to the extent of the excess of (i) accrued and unpaid interest on such Mortgage Loan at the related Mortgage Rate in effect from time to time through the end of the applicable mortgage interest accrual period, over (ii) the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts (to the extent collections have not been allocated as recovery of accrued and unpaid interest pursuant to clause *Fifth* below on earlier dates);

Fourth, to the extent not previously allocated pursuant to clause *First,* as a recovery of principal of such Mortgage Loan then due and owing, including by reason of acceleration of such Mortgage Loan following a default thereunder (or, if the Mortgage Loan has been liquidated, as a recovery of principal to the extent of its entire remaining unpaid principal balance);

Fifth, as a recovery of accrued and unpaid interest on such Mortgage Loan to the extent of the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts (to the extent collections have not been allocated as recovery of accrued and unpaid interest pursuant to this clause Fifth on earlier dates);

Sixth, as a recovery of amounts to be currently allocated to the payment of, or escrowed for the future payment of, real estate taxes, assessments and insurance premiums and similar items relating to such Mortgage Loan;

Seventh, as a recovery of any other reserves to the extent then required to be held in escrow with respect to such Mortgage Loan;

Eighth, as a recovery of any yield maintenance charge or prepayment premium then due and owing under such Mortgage Loan;

Ninth, as a recovery of any late payment charges and default interest and Excess Interest then due and owing under such Mortgage Loan;

Tenth, as a recovery of any assumption fees and Modification Fees then due and owing under such Mortgage Loan;

Eleventh, as a recovery of any other amounts then due and owing under such Mortgage Loan other than remaining unpaid principal (if both consent fees and Operating Advisor Consulting Fees are due and owing, *first,* allocated to consent fees and *then,* allocated to Operating Advisor Consulting Fees);

Twelfth, as a recovery of any remaining principal of such Mortgage Loan to the extent of its entire remaining unpaid principal balance; and

Thirteenth, in the case of an ARD Loan after the related Anticipated Repayment Date, any accrued but unpaid Excess Interest,

provided that, to the extent required under the REMIC provisions of the Code, payments or proceeds received (or receivable by exercise of the lender's rights under the related Mortgage Loan documents) with respect to any partial release of a Mortgaged Property (including in connection with a condemnation) at a time when the loan-to-value ratio of the related Mortgage Loan or Serviced Whole Loan exceeds 125%, or would exceed 125% following any partial release (based solely on the value of real property and excluding personal property and going concern value, if any) must be collected and allocated to reduce the principal balance of the Mortgage Loan or Serviced Whole Loan in the manner permitted by such REMIC provisions.

Collections by or on behalf of the issuing entity in respect of any REO Property (exclusive of the amounts to be allocated to the payment of the costs of operating, managing, leasing, maintaining and disposing of such REO Property and, if applicable, in the case of each Serviced Whole Loan, exclusive of any amounts payable to the holder of the related Companion Loan(s), as applicable, pursuant to the related Intercreditor Agreement) will be deemed to be allocated for purposes of collecting amounts due under the Mortgage Loan, pursuant to the PSA, in the following order of priority:

First, as a recovery of any unreimbursed Advances (including any Workout-Delayed Reimbursement Amount) with respect to the related Mortgage Loan and interest at the Reimbursement Rate on all Advances and, if applicable, unreimbursed and unpaid expenses of the issuing entity with respect to the related Mortgage Loan;

Second, as a recovery of Nonrecoverable Advances and any interest on those Nonrecoverable Advances at the Reimbursement Rate, to the extent previously paid or reimbursed from principal collections on the Mortgage Loans (as described in the first *proviso* in the definition of Principal Distribution Amount);

Third, to the extent not previously allocated pursuant to clause *First,* as a recovery of accrued and unpaid interest on such Mortgage Loan (exclusive of default interest and Excess Interest) to the extent of the excess of (i) accrued and unpaid interest on such Mortgage Loan at the related Mortgage Rate in effect from time to time through the end of the applicable mortgage interest accrual period, over (ii) the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts (to the extent collections have not been allocated as a recovery of accrued and unpaid interest pursuant to clause Fifth below on earlier dates);

Fourth, to the extent not previously allocated pursuant to clause *First,* as a recovery of principal of such Mortgage Loan to the extent of its entire unpaid principal balance;

Fifth, as a recovery of accrued and unpaid interest on such Mortgage Loan to the extent of the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts (to the extent collections have not been allocated as recovery of accrued and unpaid interest pursuant to this clause Fifth on earlier dates);

Sixth, as a recovery of any yield maintenance charge or prepayment premium then due and owing under such Mortgage Loan;

Seventh, as a recovery of any late payment charges and default interest and Excess Interest then due and owing under such Mortgage Loan;

Eighth, as a recovery of any assumption fees and Modification Fees then due and owing under such Mortgage Loan;

Ninth, as a recovery of any other amounts then due and owing under such Mortgage Loan other than remaining unpaid principal (if both consent fees and Operating Advisor Consulting Fees are due and owing, *first,* allocated to consent fees and *then,* allocated to Operating Advisor Consulting Fees); and

Tenth, in the case of an ARD Loan after the related Anticipated Repayment Date, any accrued but unpaid Excess Interest.

Allocation of Yield Maintenance Charges and Prepayment Premiums

On each Distribution Date, yield maintenance charges, if any, collected in respect of the Mortgage Loans during the related Collection Period will be required to be distributed by the certificate administrator

to the holders of each class of Regular Certificates (excluding the [APPLICABLE CLASSES] certificates) in the following manner: [SPECIFY ALLOCATION METHODOLOGY]

No yield maintenance charge will be distributed to the holders of the [APPLICABLE CLASSES], Class R or Class [ARD] certificates. After the Certificate Balances of the [APPLICABLE CLASSES] certificates (and Trust Components) have been reduced to zero, all yield maintenance charges with respect to the Mortgage Loans will be distributed to the holders of the [APPLICABLE CLASS] certificates, regardless of whether the Notional Amount of such class of certificates has been reduced to zero.

Any yield maintenance charges payable in respect of the Trust Subordinate Companion Loan will be distributed to the [LOAN-SPECIFIC CLASS] certificates.

For a description of yield maintenance charges, see "*Description of the Mortgage Pool—Certain Terms of the Mortgage Loans*" and "*Certain Legal Aspects of Mortgage Loans—Default Interest and Limitations on Prepayments*".

Assumed Final Distribution Date; Rated Final Distribution Date

The "Assumed Final Distribution Date" with respect to any class of certificates is the Distribution Date on which the aggregate Certificate Balance or Notional Amount of that class of certificates would be reduced to zero based on the assumptions set forth below. The Assumed Final Distribution Date with respect to each class of Offered Certificates will in each case be as follows:

Class Designation	Assumed Final Distribution Date

The Assumed Final Distribution Dates set forth above were calculated without regard to any delays in the collection of balloon payments and without regard to delinquencies, defaults or liquidations. Accordingly, in the event of defaults on the Mortgage Loans, the actual final Distribution Date for one or more classes of the Offered Certificates may be later, and could be substantially later, than the related Assumed Final Distribution Date(s).

In addition, the Assumed Final Distribution Dates set forth above were calculated on the basis of a 0% CPR prepayment rate and the Modeling Assumptions. Since the rate of payment (including prepayments) of the Mortgage Loans may exceed the scheduled rate of payments, and could exceed the scheduled rate by a substantial amount, the actual final Distribution Date for one or more classes of the Offered Certificates may be earlier, and could be substantially earlier, than the related Assumed Final Distribution Date(s). The rate of payments (including prepayments) on the Mortgage Loans will depend on the characteristics of the Mortgage Loans, as well as on the prevailing level of interest rates and other economic factors, and we cannot assure you as to actual payment experience.

The "Rated Final Distribution Date" for each class of Offered Certificates will be the Distribution Date in [   ]. See "*Ratings*".

Prepayment Interest Shortfalls

If a borrower prepays a Mortgage Loan or Serviced Whole Loan in whole or in part, after the due date but on or before the Determination Date in any calendar month, the amount of interest (net of related

Servicing Fees and any Excess Interest) accrued on such prepayment from such due date to, but not including, the date of prepayment (or any later date through which interest accrues) will, to the extent actually collected (without regard to any prepayment premium or yield maintenance charge actually collected) constitute a "Prepayment Interest Excess". Conversely, if a borrower prepays a Mortgage Loan or Serviced Whole Loan (with such prepayment allocated between the related Mortgage Loan and Serviced Companion Loan in accordance with the related Intercreditor Agreement) in whole or in part after the Determination Date (or, with respect to each Mortgage Loan or Serviced Companion Loan, as applicable, with a due date occurring after the related Determination Date, the related Due Date) in any calendar month and does not pay interest on such prepayment through the following Due Date, then the shortfall in a full month's interest (net of related Servicing Fees and any Excess Interest) on such prepayment will constitute a "Prepayment Interest Shortfall". Prepayment Interest Shortfalls for each Distribution Date with respect to each AB Whole Loan will generally be allocated *first* to the related Subordinate Companion Loan and *then* to the related Mortgage Loan. Prepayment Interest Excesses (to the extent not offset by Prepayment Interest Shortfalls or required to be paid as Compensating Interest Payments) collected on the Mortgage Loans (other than the Non-Serviced Mortgage Loans) and any related Serviced Companion Loan, will be retained by the master servicer as additional servicing compensation.

The master servicer will be required to deliver to the certificate administrator for deposit in the Distribution Account (other than the portion of any Compensating Interest Payment described below that is allocable to a Serviced Companion Loan) on each Master Servicer Remittance Date, without any right of reimbursement thereafter, a cash payment (a "Compensating Interest Payment") in an amount, with respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loans) and any related Serviced Pari Passu Companion Loan, equal to the lesser of:

(i) the aggregate amount of Prepayment Interest Shortfalls incurred in connection with voluntary principal prepayments received in respect of the Mortgage Loans (other than the Non-Serviced Mortgage Loans) and any related Serviced Pari Passu Companion Loan (in each case other than a Specially Serviced Loan or a Mortgage Loan or any related Serviced Pari Passu Companion Loan on which the special servicer allowed a prepayment on a date other than the applicable Due Date) for the related Distribution Date, and

(ii) the aggregate of (A) that portion of the maser servicer's Servicing Fees for the related Distribution Date that is, in the case of each Mortgage Loan, Serviced Pari Passu Companion Loan and REO Loan for which such Servicing Fees are being paid in such Collection Period, calculated at a rate of [__]% *per annum*, (B) all Prepayment Interest Excesses received by the master servicer during such Collection Period with respect to the Mortgage Loans (and, so long as a Whole Loan is serviced under the PSA, any related Serviced Pari Passu Companion Loan) subject to such prepayment and (C) to the extent earned on principal prepayments, net investment earnings payable to the master servicer for such Collection Period received by the master servicer during such Collection Period with respect to the Mortgage Loan or any related Serviced Pari Passu Companion Loan, as applicable, subject to such prepayment. In no event will the rights of the Certificateholders to the offset of the aggregate Prepayment Interest Shortfalls be cumulative.

If a Prepayment Interest Shortfall occurs with respect to a Mortgage Loan as a result of the master servicer allowing the related borrower to deviate (a "Prohibited Prepayment") from the terms of the related Mortgage Loan documents regarding principal prepayments (other than (v) the Non-Serviced Mortgage Loans, (w) subsequent to a default under the related Mortgage Loan documents or if the Mortgage Loan is a Specially Serviced Loan, (x) pursuant to applicable law or a court order or otherwise in such circumstances where the master servicer is required to accept such principal prepayment in accordance with the Servicing Standard or (y) in connection with the payment of any insurance proceeds or condemnation awards), then for purposes of calculating the Compensating Interest Payment for the related Distribution Date, master servicer will pay, without regard to clause (ii) above, the aggregate amount of Prepayment Interest Shortfalls with respect to such Mortgage Loan otherwise described in clause (i) above in connection with such Prohibited Prepayments.

With respect to the Trust Subordinate Companion Loan, the master servicer will be required to make Compensating Interest Payments in an amount calculated in the same manner described above applicable to the Mortgage Loans and Serviced Pari Passu Companion Loan.

Compensating Interest Payments with respect to the Serviced Whole Loans will be allocated among the related Mortgage Loan and the related Serviced Pari Passu Companion Loan in accordance with their respective principal amounts, and the master servicer will be required to pay the portion of such Compensating Interest Payments allocable to the related Serviced Pari Passu Companion Loan to the Non-Serviced Master Servicer.

The aggregate of any Prepayment Interest Shortfalls resulting from any principal prepayments made on the Mortgage Loans to be included in the Available Funds for any Distribution Date that are not covered by the master servicer's Compensating Interest Payment for the related Distribution Date [and the portion of the compensating interest payments allocable to the Non-Serviced Mortgage Loans to the extent received from the related Non-Serviced Master Servicer] (the aggregate of the Prepayment Interest Shortfalls that are not so covered, as to the related Distribution Date, the "Excess Prepayment Interest Shortfall") will be allocated on that Distribution Date among each class of Regular Certificates and the Trust Components, *pro rata* in accordance with their respective Interest Accrual Amounts for that Distribution Date. [Shortfalls allocable to the Trust Subordinate Companion Loan as a result of Prepayment Interest Shortfalls not covered by Compensating Interest Payments will be allocated to the [LOAN-SPECIFIC CLASS] certificates.]

Subordination; Allocation of Realized Losses

The rights of holders of the Subordinate Certificates to receive distributions of amounts collected or advanced on the Mortgage Loans will be subordinated, to the extent described in this prospectus, to the rights of holders of the Senior Certificates. In particular, the rights of the holders of the [SUBORDINATE CLASSES] certificates to receive distributions of interest and principal, as applicable, will be subordinated to such rights of the holders of the Senior Certificates. The Class [A] Trust Component (and, correspondingly, to the extent evidencing an interest in the Class [A] Trust Component, the Class [A] and Class [PEZ] certificates) will likewise be protected by the subordination of the Class [B] and Class [C] Trust Components and the [OTHER SUBORDINATE CLASSES] Certificates.

This subordination will be effected in two ways: (i) by the preferential right of the holders of a class of certificates and the Trust Components to receive on any Distribution Date the amounts of interest and/or principal distributable to them prior to any distribution being made on such Distribution Date in respect of any classes of certificates or Trust Components subordinate to that class or Trust Component (as described above under "—*Distributions—Priority of Distributions")* and (ii) by the allocation of Realized Losses to classes of certificates or Trust Components that are subordinate to more senior classes or Trust Components, as described below.

[No other form of credit support will be available for the benefit of the Offered Certificates or related Trust Components.] [IF OTHER CREDIT SUPPORT IS TO BE PROVIDED IN ADDITION TO OR IN LIEU OF SUBORDINATION, see "*Description of the Credit Support, Liquidity Support or Derivatives Instrument*".]

Prior to the Cross-Over Date, allocation of principal on any Distribution Date will be made *first*, to the [APPLICABLE SENIOR CLASS] certificates until their Certificate Balance has been reduced to the [APPLICABLE SENIOR CLASS] certificates until their Certificate Balance has been reduced to zero, and *second*, to the [APPLICABLE SENIOR CLASS] certificates, until their Certificate Balance has been reduced to zero. On or after the Cross-Over Date, allocation of principal will be made to the [APPLICABLE SENIOR CLASSES] certificates that are still outstanding, *pro rata*, until their Certificate Balances have been reduced to zero. See "—*Distributions—Priority of Distributions*" above.

Allocation to the [APPLICABLE SENIOR CLASSES] certificates, for so long as they are outstanding, of the entire Principal Distribution Amount for each Distribution Date will have the effect of reducing the aggregate Certificate Balance of the [APPLICABLE CLASSES] certificates at a proportionately faster rate

than the rate at which the aggregate Stated Principal Balance of the pool of Mortgage Loans will decline. Therefore, as principal is distributed to the holders of the [APPLICABLE CLASSES] certificates, the percentage interest in the issuing entity evidenced by the [APPLICABLE CLASSES] certificates will be decreased (with a corresponding increase in the percentage interest in the issuing entity evidenced by the Subordinate Certificates), thereby increasing, relative to their respective Certificate Balances, the subordination afforded to the [APPLICABLE SENIOR CLASSES] certificates by the Subordinate Certificates.

Following retirement of the [SENIOR CLASSES] certificates, the successive allocation on each Distribution Date of the remaining Principal Distribution Amount to the [SUBORDINATE CLASSES], in that order, for so long as they are outstanding, will provide a similar, but diminishing benefit to those certificates (other than to Class [__] certificates) as to the relative amount of subordination afforded by the outstanding classes of certificates with later sequential designations.

On each Distribution Date, immediately following the distributions to be made to the Certificateholders on that date, the certificate administrator is required to calculate the amount, if any, by which (i) the aggregate Stated Principal Balance (for purposes of this calculation only, the aggregate Stated Principal Balance will not be reduced by the amount of principal payments received on the Mortgage Loans that were used to reimburse the master servicer, the special servicer or the trustee from general collections of principal on the Mortgage Loans for Workout-Delayed Reimbursement Amounts, to the extent those amounts are not otherwise determined to be Nonrecoverable Advances) of the Mortgage Loans, including any REO Loans (but in each case, excluding any Companion Loan or Trust Subordinate Companion Loan) expected to be outstanding immediately following that Distribution Date is less than (ii) the then aggregate Certificate Balance of the Principal Balance Certificates and Trust Components after giving effect to distributions of principal on that Distribution Date (any such deficit, a "Realized Loss"). The certificate administrator will be required to allocate any Realized Losses among the respective classes of Principal Balance Certificates and the Trust Components in the following order, until the Certificate Balance of each such class or Trust Component is reduced to zero:

first, to Class [__] certificates;

second, to the Class [__] certificates;

third, to the Class [__] certificates;

fourth, to the Class [__] Trust Component (and correspondingly, to the Class [__] certificates and the Class [PEZ] certificates, *pro rata* based on their respective percentage interests in the Class [__] Trust Component); and

fifth, to the Class[__] Trust Component (and correspondingly, to the Class [__] Certificates and the Class [PEZ] certificates, *pro rata* based on their respective percentage interests in the Class [__] Trust Component).

Following the reduction of the Certificate Balances of all classes of Subordinate Certificates and Trust Components to zero, the certificate administrator will be required to allocate Realized Losses among the Senior Certificates (other than the [INTEREST ONLY CLASSES] certificates), *pro rata*, based upon their respective Certificate Balances, until their respective Certificate Balances have been reduced to zero.

Realized Losses will not be allocated to the Class [ARD] certificates or the Class R certificates and will not be directly allocated to the [INTEREST ONLY CLASSES] certificates. However, the Notional Amounts of the classes of [INTEREST ONLY CLASSES] certificates will be reduced if the related classes of Principal Balance Certificates or Trust Components are reduced by such Realized Losses. Other than with respect to an AB Whole Loan, Realized Losses will not be allocated to the [LOAN-SPECIFIC CLASS] certificates.

In general, Realized Losses could result from the occurrence of: (1) losses and other shortfalls on or in respect of the Mortgage Loans, including as a result of defaults and delinquencies on the related

Mortgage Loans, Nonrecoverable Advances made in respect of the Mortgage Loans, the payment to the special servicer of any compensation as described in "*Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses*", and the payment of interest on Advances and certain servicing expenses; and (2) certain unanticipated, non-Mortgage Loan specific expenses of the issuing entity, including certain reimbursements to the certificate administrator or trustee as described under "*Transaction Parties—The Trustee*" or "*—The Certificate Administrator*", and certain federal, state and local taxes, and certain tax-related expenses, payable out of the issuing entity, as described under "*Material Federal Income Tax Considerations*".

A class of certificates or Trust Component will be considered outstanding until its Certificate Balance or Notional Amount is reduced to zero, except that the Class [ARD] certificates will be considered outstanding so long as holders of such certificates are entitled to receive Excess Interest. However, notwithstanding a reduction of its Certificate Balance to zero, reimbursements of any previously allocated Realized Losses are required thereafter to be made to a class of Principal Balance Certificates in accordance with the payment priorities set forth in "*—Distributions—Priority of Distributions*" above.

Reports to Certificateholders; Certain Available Information

Certificate Administrator Reports

On each Distribution Date, the certificate administrator will be required to provide or make available to each Certificateholder of record a Distribution Date statement in the form of Annex B and providing all information required under Regulation AB relating to distributions made on that date for the relevant class and the recent status of the Mortgage Loans. The certificate administrator will include on each statement to certificateholders a statement that each Certificateholder may access such notices via the certificate administrator's website and that each Certificateholder may register to receive electronic mail notifications when such notices are posted thereon.

In addition, the certificate administrator will include (i) the identity of any Mortgage Loans permitting additional debt, identifying (A) the amount of any additional debt incurred during the related Collection Period, (B) the total DSCR calculated on the basis of the mortgage loan and such additional debt and (C) the aggregate loan-to-value ratio calculated on the basis of the mortgage loan and the additional debt in each applicable Form 10-D filed on behalf of the issuing entity and (ii) the beginning and ending account balances for each of the Securitization Accounts (for the applicable period) in each Form 10-D filed on behalf of the issuing entity.

Within a reasonable period of time after the end of each calendar year, the certificate administrator is required to furnish to each person or entity who at any time during the calendar year was a holder of a certificate, a statement containing information (i) the amount of the distribution on each Distribution Date in reduction of the Certificate Balance of the certificates, and (ii) the amount of the distribution on each Distribution Date of the applicable Interest Accrual Amount, in each case, as to the applicable class, aggregated for the related calendar year or applicable partial year during which that person was a Certificateholder, together with any other information that the certificate administrator deems necessary or desirable, or that a Certificateholder or Certificate Owner reasonably requests, to enable Certificateholders to prepare their tax returns for that calendar year. This obligation of the certificate administrator will be deemed to have been satisfied to the extent that substantially comparable information will be provided by the certificate administrator pursuant to any requirements of the Code as from time to time are in force.

In addition, the certificate administrator will provide or make available, to the extent received from the applicable person, on each Distribution Date to each Privileged Person the following reports (other than clause (1) below, the "CREFC® Reports") prepared by the master servicer, the certificate administrator or the special servicer, as applicable, substantially in the forms provided in the PSA (which forms are subject to change) and including substantially the following information:

(1)   a report as of the close of business on the immediately preceding Determination Date, containing some categories of information regarding the Mortgage Loans provided in Annex B in the

tables under the caption "*Mortgage Pool Information*", calculated, where applicable, on the basis of the most recent relevant information provided by the borrowers to the master servicer and by the master servicer to the certificate administrator, and presented in a loan-by-loan and tabular format substantially similar to the formats utilized in Annex B;

(2)   a Commercial Real Estate Finance Council ("CREFC®") delinquent loan status report;

(3)   a CREFC® historical loan modification and corrected loan report;

(4)   a CREFC® advance recovery report;

(5)   a CREFC® total loan report;

(6)   a CREFC® operating statement analysis report;

(7)   a CREFC® comparative financial status report;

(8)   a CREFC® net operating income adjustment worksheet;

(9)   a CREFC® real estate owned status report;

(10) a CREFC® servicer watch list;

(11) a CREFC® loan level reserve and letter of credit report;

(12) a CREFC® property file;

(13) a CREFC® financial file;

(14) a CREFC® loan setup file; and

(15) a CREFC® loan periodic update file.

The master servicer or the special servicer, as applicable, may omit any information from these reports that the master servicer or the special servicer regards as confidential, so long as such information is not required to be disclosed pursuant to Item 1125 of Regulation AB. Subject to any potential liability for willful misconduct, bad faith or negligence as described under "*Pooling and Servicing Agreement—Limitation on Liability; Indemnification*", none of the master servicer, the special servicer, the trustee or the certificate administrator will be responsible for the accuracy or completeness of any information supplied to it by a borrower or another party to the PSA or a party under an Non-Serviced PSA that is included in any reports, statements, materials or information prepared or provided by it. Some information will be made available to Certificateholders by electronic transmission as may be agreed upon between the depositor and the certificate administrator.

Before each Distribution Date, the master servicer will deliver to the certificate administrator by electronic means:

- a CREFC® property file;

- a CREFC® financial file;

- a CREFC® loan setup file; and

- a CREFC® loan periodic update file.

In addition, the master servicer (with respect to a Mortgage Loan that is not a Specially Serviced Loan) or applicable special servicer (with respect to Specially Serviced Loans and REO Properties), as applicable, is also required to prepare the following for each Mortgaged Property and REO Property:

- Within 30 days after receipt of a quarterly operating statement, if any, commencing within 30 days of receipt of such quarterly operating statement for the quarter ending [_____], a CREFC® operating statement analysis report but only to the extent the related borrower is required by the Mortgage Loan documents to deliver and does deliver, or otherwise agrees to provide and does provide, that information, for the Mortgaged Property or REO Property as of the end of that calendar quarter, *provided, however*, that any analysis or report with respect to the first calendar quarter of each year will not be required to the extent provided in the then current applicable CREFC® guidelines (it being understood that as of the date of this prospectus, the applicable CREFC® guidelines provide that such analysis or report with respect to the first calendar quarter (in each year) is not required) for a Mortgaged Property unless such Mortgaged Property is analyzed on a trailing 12 month basis, or if the related Mortgage Loan (other than a Non-Serviced Mortgage Loan) is on the CREFC® Servicer Watch List). The master servicer (with respect to non-Specially Serviced Loans) or the special servicer (with respect to Specially Serviced Loans and REO Properties), as applicable, will deliver to the certificate administrator, the operating advisor and each holder of a Serviced Companion Loan by electronic means the operating statement analysis upon request.

- Within 30 days after receipt by the special servicer (with respect to Specially Serviced Loans and REO Properties) or the master servicer (with respect to a Mortgage Loan that is not a Specially Serviced Loan) of any annual operating statements or rent rolls commencing within 30 days of receipt of such annual operating statement for the calendar year ending December 31, [____], a CREFC® net operating income adjustment worksheet, but only to the extent the related borrower is required by the mortgage to deliver and does deliver, or otherwise agrees to provide and does provide, that information, presenting the computation made in accordance with the methodology described in the PSA to "normalize" the full year net operating income and debt service coverage numbers used by the master servicer to satisfy its reporting obligation described in clause (8) above. Such special servicer or the master servicer will deliver to the certificate administrator, the operating advisor and each holder of a related Serviced Companion Loan by electronic means the CREFC® net operating income adjustment worksheet upon request.

Certificate Owners and any holder of a Serviced Companion Loan who are also Privileged Persons may also obtain access to any of the certificate administrator reports upon request and pursuant to the provisions of the PSA. Otherwise, until the time Definitive Certificates are issued to evidence the certificates, the information described above will be available to the related Certificate Owners only if DTC and its participants provide the information to the Certificate Owners. See "*Risk Factors—Other Risks Relating to the Certificates—Book-Entry Registration Will Mean You Will Not Be Recognized as a Holder of Record*".

"Privileged Person" includes the depositor and its designees, the initial purchasers, the underwriters, the mortgage loan sellers, the master servicer, the special servicer, the trustee, the certificate administrator, any additional servicer designated by the master servicer or the special servicer, the Directing Certificateholder (but only prior to the occurrence of a Consultation Termination Event), the operating advisor, any affiliate of the operating advisor designated by the operating advisor, the asset representations reviewer, any holder of a Companion Loan who provides an Investor Certification, any person who provides the certificate administrator with an Investor Certification and any nationally recognized statistical rating organization within the meaning of Section 3(a)(62) of the Exchange Act ("NRSRO"), including any Rating Agency, that delivers a NRSRO Certification to the certificate administrator, which Investor Certification and NRSRO Certification may be submitted electronically via the certificate administrator's website; *provided*, that in no event may a borrower, a manager of a Mortgaged Property, an affiliate, principal, partner, member, joint venture, limited partner, employee, representative, director, advisor or investor in any of the foregoing or an agent of any of the foregoing or a mezzanine lender for which an event has occurred that would permit acceleration or who has commenced foreclosure proceedings be considered a Privileged Person. In determining whether any person is an additional servicer or an affiliate of the operating advisor, the certificate administrator may rely on a certification by the master servicer, the special servicer, a mortgage loan seller or the operating advisor, as the case may be.

"Investor Certification" means a certificate, substantially in the form attached to the PSA, representing (i) that such person executing the certificate is a Certificateholder, the Directing Certificateholder (to the extent such person is not a Certificateholder), a beneficial owner of a certificate, a Companion Loan Holder or a prospective purchaser of a certificate (or any investment advisor or manager of the foregoing), (ii) that such person is not a borrower, a manager of a Mortgaged Property, an affiliate of any of the foregoing or an agent, principal, partner, member, joint venturer, limited partner, employee, representative, director, trustee, advisor of or investor in or of any of the foregoing or a mezzanine lender for which an event has occurred that would permit acceleration or who has commenced foreclosure proceedings, (iii) that such person has received a copy of the final prospectus and (iv) such person agrees to keep any Privileged Information confidential and will not violate any securities laws.

A "Certificateholder" is the person in whose name a certificate is registered in the certificate register; *provided, however*, that solely for the purposes of giving any consent, approval, waiver or taking any action pursuant to the PSA, any certificate registered in the name of or beneficially owned by the master servicer, the special servicer, the operating advisor, [the asset representations reviewer,] the trustee, the certificate administrator, the depositor, any mortgage loan seller, a manager of a Mortgaged Property, a borrower, a mezzanine lender for which an event has occurred that would permit acceleration or who has commenced foreclosure proceedings or any affiliate of any of such persons will be deemed not to be outstanding, and the Voting Rights to which it is entitled will not be taken into account in determining whether the requisite percentage of Voting Rights necessary to effect any such consent, approval, waiver or take any such action has been obtained; *provided, however*, that (A) the foregoing restrictions will not apply in the case of the master servicer, the special servicer, the trustee, the certificate administrator, the depositor, any mortgage loan seller, the operating advisor, the asset representations reviewer or any affiliate of any of such persons unless such consent, approval or waiver sought from such party would in any way increase its compensation or limit its obligations in the named capacities under the PSA or waive a Servicer Termination Event or trigger an Asset Review with respect to such Mortgage Loan; *provided*, *further*, that so long as there is no Servicer Termination Event with respect to the master servicer or the special servicer, the master servicer and the special servicer or such affiliate of either will be entitled to exercise such Voting Rights with respect to any issue which could reasonably be believed to adversely affect such party's compensation or increase its obligations or liabilities under the PSA], (B) so long as there is no Operating Advisor Termination Event with respect to the operating advisor, the operating advisor or any affiliate of the operating advisor will be entitled to exercise such Voting Rights with respect to any issue which could reasonably be believed to adversely affect such party's compensation or increase its obligations or liabilities under the PSA (other than as a result of triggering an Asset Review with respect to a Mortgage Loan), and (C) so long as there is no Asset Reviewer Termination Event with respect to the asset representations reviewer, the asset representations reviewer or any affiliate of the asset representations reviewer will be entitled to exercise such Voting Rights with respect to any issue which could reasonably be believed to adversely affect such party's compensation or increase its obligations or liabilities under the PSA (other than as a result of triggering an Asset Review with respect to a Mortgage Loan); and *provided*, *further*, that such restrictions will not apply to (i) the exercise of the special servicer's, the master servicer's or any mortgage loan seller's rights, if any, or any of their affiliates as a member of the Controlling Class or (ii) any affiliate of the depositor, the master servicer, the special servicer, the trustee, the operating advisor or the certificate administrator that has provided an Investor Certification in which it has certified as to the existence of certain policies and procedures restricting the flow of information between it and the depositor, the master servicer, the special servicer, the trustee, the operating advisor or the certificate administrator, as applicable.

"NRSRO Certification" means a certification (a) executed by an NRSRO or (b) provided electronically and executed by such NRSRO by means of a "click-through" confirmation on the 17g-5 Information Provider's website in favor of the 17g-5 Information Provider that states that such NRSRO is a Rating Agency as such term is defined in the PSA or that such NRSRO has provided the depositor with the appropriate certifications pursuant to paragraph (e) of Rule 17g-5 under the Exchange Act ("Rule 17g-5"), that such NRSRO has access to the depositor's 17g-5 Information Provider's website, and that such NRSRO will keep such information confidential except to the extent such information has been made available to the general public.

Under the PSA, with respect to a Subordinate Companion Loan, the master servicer or the special servicer, as applicable, is required to provide to the holder of such Subordinate Companion Loan or Loan Specific Directing Certificateholder, as applicable, certain other reports, copies and information relating to an AB Whole Loan. In addition, under the PSA, the master servicer or the special servicer, as applicable, is required to provide to the holders of any Companion Loan (or their designee including any master servicer or special servicer) certain other reports, copies and information relating to the related Serviced Whole Loan to the extent required under the related Intercreditor Agreement.

Certain information concerning the Mortgage Loans and the certificates, including the Distribution Date statements, CREFC® reports and supplemental notices with respect to such Distribution Date statements and CREFC® reports, may be provided by the certificate administrator to certain market data providers, such as [_____], pursuant to the terms of the PSA.

[Upon the reasonable request of any Certificateholder that has delivered an Investor Certification, the master servicer may provide (or forward electronically) at the expense of such Certificateholder copies of any appraisals, operating statements, rent rolls and financial statements obtained by the master servicer; *provided*, that in connection with such request, the master servicer may require a written confirmation executed by the requesting person substantially in such form as may be reasonably acceptable to the master servicer, generally to the effect that such person will keep such information confidential and will use such information only for the purpose of analyzing asset performance and evaluating any continuing rights the Certificateholder may have under the PSA. Certificateholders will not, however, be given access to or be permitted to request copies of, any Mortgage Files or Diligence Files.]

Information Available Electronically

The certificate administrator will make available to any Privileged Person via the certificate administrator's website (and will make available to the general public this prospectus, Distribution Date statements, the PSA, the MLPAs and the SEC EDGAR filings referred to below:

- the following "deal documents":

    o this prospectus;

    o the PSA, each sub-servicing agreement delivered to the certificate administrator from and after the closing date, if any, and the MLPAs and any amendments and exhibits to those agreements; and

    o the CREFC® loan setup file delivered to the certificate administrator by the master servicer;

- the following "SEC EDGAR filings":

    o any reports on Forms 10-D, 10-K and 8-K that have been filed by the certificate administrator with respect to the issuing entity through the SEC's Electronic Data Gathering and Retrieval (EDGAR) system;

- the following documents, which will be made available under a tab or heading designated "periodic reports":

    o the Distribution Date statements;

    o the CREFC® bond level files;

    o the CREFC® collateral summary files;

    o the CREFC® Reports, other than the CREFC® loan setup file (provided that they are received by the certificate administrator); and

- o the annual reports prepared by the operating advisor;

- the following documents, which will be made available under a tab or heading designated "additional documents":

  - o the summary of any final asset status report as provided by the special servicer;

  - o any property inspection reports, any environmental reports and appraisals delivered to the certificate administrator in electronic format;

- the following documents, which will be made available under a tab or heading designated "special notices":

  - o notice of any release based on an environmental release under the PSA;

  - o notice of any waiver, modification or amendment of any term of any Mortgage Loan;

  - o notice of final payment on the certificates;

  - o all notices of the occurrence of any Servicer Termination Event received by the certificate administrator;

  - o any notice of resignation or termination of the master servicer or special servicer;

  - o notice of resignation of the trustee or the certificate administrator, and notice of the acceptance of appointment by the successor trustee or the successor certificate administrator, as applicable;

  - o any notice of any request by requisite percentage of Certificateholders for a vote to terminate the special servicer or the operating advisor;

  - o any notice to Certificateholders of the operating advisor's recommendation to replace the special servicer;

  - o notice of resignation or termination of the operating advisor and notice of the acceptance of appointment by the successor operating advisor;

  - o notice of the certificate administrator's determination that an Asset Review Trigger has occurred and a copy of any Final Asset Review Report received by the certificate administrator;

  - o any notice of the termination of a sub-servicer;

  - o officer's certificates supporting any determination that any Advance was (or, if made, would be) a Nonrecoverable Advance;

  - o any notice of the termination of the issuing entity;

  - o any notice that a Control Termination Event has occurred or is terminated or that a Consultation Termination Event has occurred;

  - o any notice of the occurrence of an Operating Advisor Termination Event;

  - o any notice of the occurrence of an Asset Reviewer Termination Event;

  - o any assessment of compliance delivered to the certificate administrator;

  - o any Attestation Reports delivered to the certificate administrator;

Any reports on Form 10-D filed by the certificate administrator will contain (i) the information required by Rule 15Ga-1(a) concerning all Mortgage Loans of the issuing entity that were the subject of a demand to repurchase or replace due to a breach of one or more representations and warranties and (ii) a reference to the most recent Form ABS-15G filed by the depositor and the mortgage loan sellers, if applicable, and the SEC's assigned "Central Index Key" for each such filer.

The certificate administrator will not make any representation or warranty as to the accuracy or completeness of any report, document or other information made available on the certificate administrator's website and will assume no responsibility for any such report, document or other information, other than with respect to such reports, documents or other information prepared by the certificate administrator. In addition, the certificate administrator may disclaim responsibility for any information distributed by it for which it is not the original source.

In connection with providing access to the certificate administrator's website (other than with respect to access provided to the general public in accordance with the PSA), the certificate administrator may require registration and the acceptance of a disclaimer. The certificate administrator will not be liable for the dissemination of information in accordance therewith.

The certificate administrator will make the "Investor Q&A Forum" available to Privileged Persons via the certificate administrator's website under a tab or heading designated "Investor Q&A Forum", where (i) Certificateholders and beneficial owners that are Privileged Persons may submit inquiries to (a) the certificate administrator relating to the Distribution Date statements, (b) the master servicer or the special servicer relating to servicing reports, the Mortgage Loans (excluding a Non-Serviced Mortgage Loan) or the related Mortgaged Properties or (c) the operating advisor relating to annual reports prepared by the operating advisor or actions by the special servicer referenced in such annual reports, and (ii) Privileged Persons may view previously submitted inquiries and related answers. The certificate administrator will forward such inquiries to the appropriate person and, in the case of an inquiry relating to a Non-Serviced Mortgage Loan, to the applicable party under the related Non-Serviced PSA. The certificate administrator, the master servicer, the special servicer or the operating advisor, as applicable, will be required to answer each inquiry, unless such party determines (i) the question is beyond the scope of the topics detailed above, (ii) that answering the inquiry would not be in the best interests of the issuing entity and/or the Certificateholders, (iii) that answering the inquiry would be in violation of applicable law, the PSA (including requirements in respect of non-disclosure of Privileged Information) or the Mortgage Loan documents, (iv) that answering the inquiry would materially increase the duties of, or result in significant additional cost or expense to, the certificate administrator, the master servicer, the special servicer or the operating advisor, as applicable, (v) that answering the inquiry would require the disclosure of Privileged Information (subject to the Privileged Information Exception) or (vi) that answering the inquiry is otherwise, for any reason, not advisable. In addition, no party will post or otherwise disclose any direct communications with the Directing Certificateholder as part of its responses to any inquiries. In the case of an inquiry relating to a Non-Serviced Mortgage Loan, the certificate administrator is required to make reasonable efforts to obtain an answer from the applicable party under the related Non-Serviced PSA; *provided*, that the certificate administrator will not be responsible for the content of such answer, or any delay or failure to obtain such answer. The certificate administrator will be required to post the inquiries and related answers, if any, on the Investor Q&A Forum, subject to and in accordance with the PSA. The Investor Q&A Forum may not reflect questions, answers and other communications that are not submitted through the certificate administrator's website. Answers posted on the Investor Q&A Forum will be attributable only to the respondent, and will not be deemed to be answers from any of the depositor, the underwriters or any of their respective affiliates. None of the underwriters, depositor, any of their respective affiliates or any other person will certify as to the accuracy of any of the information posted in

the Investor Q&A Forum and no such person will have any responsibility or liability for the content of any such information.

The certificate administrator will make the "<u>Investor Registry</u>" available to any Certificateholder and beneficial owner that is a Privileged Person via the certificate administrator's website. Certificateholders and beneficial owners may register on a voluntary basis for the "Investor Registry" and obtain contact information for any other Certificateholder or beneficial owner that has also registered, *provided*, that they comply with certain requirements as provided for in the PSA.

The certificate administrator's internet website will initially be located at "www.[_____]". Access will be provided by the certificate administrator to such persons upon receipt by the certificate administrator from such person of an Investor Certification or NRSRO Certification in the form(s) attached to the PSA, which form(s) will also be located on and submitted electronically via the certificate administrator's internet website. The parties to the PSA will not be required to provide that certification. In connection with providing access to the certificate administrator's internet website, the certificate administrator may require registration and the acceptance of a disclaimer. The certificate administrator will not be liable for the dissemination of information in accordance with the terms of the PSA. The certificate administrator will make no representation or warranty as to the accuracy or completeness of such documents and will assume no responsibility for them. In addition, the certificate administrator may disclaim responsibility for any information distributed by the certificate administrator for which it is not the original source. Assistance in using the certificate administrator's internet website can be obtained by calling the certificate administrator's customer service desk at [_____].

The certificate administrator is responsible for the preparation of tax returns on behalf of the issuing entity and the preparation of Distribution Reports on Form 10-D (based on information included in each monthly statement to certificateholders and other information provided by other transaction parties) and Annual Reports on Form 10-K and certain other reports on Form 8-K that are required to be filed with the SEC on behalf of the issuing entity.

"<u>17g-5 Information Provider</u>" means the [certificate administrator].

The PSA will require the master servicer, subject to certain restrictions (including execution and delivery of a confidentiality agreement) set forth in the PSA, to provide certain of the reports or, in the case of the master servicer and the Controlling Class Certificateholder, access to the reports available as set forth above, as well as certain other information received by the master servicer, to any Privileged Person so identified by a Certificate Owner or an underwriter, that requests reports or information. However, the master servicer will be permitted to require payment of a sum sufficient to cover the reasonable costs and expenses of providing copies of these reports or information (which such amounts in any event are not reimbursable as additional trust fund expenses), except that, other than for extraordinary or duplicate requests, prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder will be entitled to reports and information free of charge. Except as otherwise set forth in this paragraph, until the time definitive certificates are issued, notices and statements required to be mailed to holders of certificates will be available to Certificate Owners of certificates only to the extent they are forwarded by or otherwise available through DTC and its Participants. Conveyance of notices and other communications by DTC to Participants, and by Participants to Certificate Owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Except as otherwise set forth in this paragraph, the master servicer, the special servicer, the trustee, the certificate administrator and the depositor are required to recognize as Certificateholders only those persons in whose names the certificates are registered on the books and records of the certificate registrar. The initial registered holder of the certificates will be Cede & Co., as nominee for DTC.

Voting Rights

At all times during the term of the PSA, the voting rights for the certificates (the "Voting Rights") will be allocated among the respective classes of Certificateholders as follows:

(1) [__]% in the case of the [INTEREST ONLY CLASSES], allocated *pro rata*, based upon their respective Notional Amounts as of the date of determination, and

(2) in the case of any Principal Balance Certificates, a percentage equal to the product of [__]% and a fraction, the numerator of which is equal to the aggregate Certificate Balance (and solely in connection with certain votes relating to the replacement of the special servicer and operating advisor as described in this prospectus, taking into account any notional reduction in the Certificate Balance for Appraisal Reduction Amounts allocated to the certificates) of the class, in each case, determined as of the prior Distribution Date, and the denominator of which is equal to the aggregate Certificate Balance (and solely in connection with certain votes relating to the replacement of the special servicer and the operating advisor as described in this prospectus, taking into account any notional reduction in the Certificate Balance for Appraisal Reduction Amounts allocated to the certificates) of the Principal Balance Certificates, each determined as of the prior Distribution Date;

For purposes of such allocations, the Class [A] certificates and the Class [PEZ] Component [A] of the Class [PEZ] certificates will be considered as if they together constitute a single "class", the Class [B] certificates and the Class [PEZ] Component [B] of the Class [PEZ] certificates will be considered as if they together constitute a single "class", and the Class [C] certificates and the Class [PEZ] Component [C] of the Class [PEZ] certificates will be considered as if they together constitute a single "class". Voting Rights will be allocated to the Class [PEZ] certificates only with respect to each Trust Component that is part of a class of certificates determined as described in the preceding sentence.

The Voting Rights of any class of certificates are required to be allocated among Certificateholders of such class in proportion to their respective Percentage Interests.

None of the Class [ARD] certificates, the [LOAN-SPECIFIC CLASS] certificates or the Class R certificates will be entitled to any Voting Rights.

Delivery, Form, Transfer and Denomination

The Offered Certificates (other than the [INTEREST ONLY] certificates) will be issued, maintained and transferred in the book-entry form only in minimum denominations of $[_____] initial Certificate Balance, and in multiples of $1 in excess of $[_____]. The [INTEREST ONLY] certificates will be issued, maintained and transferred only in minimum denominations of authorized initial Notional Amounts of not less than $[_____] and in integral multiples of $1 in excess of $[_____].

Book-Entry Registration

The Offered Certificates will initially be represented by one or more global certificates for each such class registered in the name of a nominee of The Depository Trust Company ("DTC"). The depositor has been informed by DTC that DTC's nominee will be Cede & Co. No holder of an Offered Certificate will be entitled to receive a certificate issued in fully registered, certificated form (each, a "Definitive Certificate") representing its interest in such class, except under the limited circumstances described under "—*Definitive Certificates*" below. Unless and until Definitive Certificates are issued, all references to actions by holders of the Offered Certificates will refer to actions taken by DTC upon instructions received from holders of Offered Certificates through its participating organizations (together with Clearstream Banking, société anonyme ("Clearstream") and Euroclear Bank, as operator of the Euroclear System ("Euroclear") participating organizations, the "Participants"), and all references in this prospectus to payments, notices, reports, statements and other information to holders of Offered Certificates will refer to payments, notices, reports and statements to DTC or Cede & Co., as the registered holder of the Offered Certificates, for distribution to holders of Offered Certificates through its Participants in accordance with DTC procedures; *provided*, *however*, that to the extent that the party to the PSA responsible for distributing any report,

statement or other information has been provided in writing with the name of the Certificate Owner of such an Offered Certificate (or the prospective transferee of such Certificate Owner), such report, statement or other information will be provided to such Certificate Owner (or prospective transferee).

Until Definitive Certificates are issued in respect of the Offered Certificates, interests in the Offered Certificates will be transferred on the book-entry records of DTC and its Participants. The certificate administrator will initially serve as certificate registrar for purposes of recording and otherwise providing for the registration of the Offered Certificates.

Holders of Offered Certificates may hold their certificates through DTC (in the United States) or Clearstream or Euroclear (in Europe) if they are Participants of such system, or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold omnibus positions on behalf of the Clearstream Participants and the Euroclear Participants, respectively, through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective depositaries (collectively, the "Depositaries"), which in turn will hold such positions in customers' securities accounts in the Depositaries' names on the books of DTC. DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic computerized book-entries, thereby eliminating the need for physical movement of certificates. Participants ("DTC Participants") include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

Transfers between DTC Participants will occur in accordance with DTC rules. Transfers between Clearstream Participants and Euroclear Participants will occur in accordance with the applicable rules and operating procedures of Clearstream and Euroclear.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly through Clearstream Participants or Euroclear Participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its Depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to the Depositaries.

Because of time-zone differences, credits of securities in Clearstream or Euroclear as a result of a transaction with a DTC Participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date, and such credits or any transactions in such securities settled during such processing will be reported to the relevant Clearstream Participant or Euroclear Participant on such business day. Cash received in Clearstream or Euroclear as a result of sales of securities by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

The holders of Offered Certificates that are not Participants or Indirect Participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, such Offered Certificates may do so only through Participants and Indirect Participants. In addition, holders of Offered Certificates in global form ("Certificate Owners") will receive all distributions of principal and interest through the Participants who in turn will receive them from DTC. Under a book-entry format, holders of such Offered Certificates

may experience some delay in their receipt of payments, since such payments will be forwarded by the certificate administrator to Cede & Co., as nominee for DTC. DTC will forward such payments to its Participants, which thereafter will forward them to Indirect Participants or the applicable Certificate Owners. Certificate Owners will not be recognized by the trustee, the certificate administrator, the certificate registrar, the operating advisor, the special servicer or the master servicer as holders of record of certificates and Certificate Owners will be permitted to receive information furnished to Certificateholders and to exercise the rights of Certificateholders only indirectly through DTC and its Participants and Indirect Participants.

Under the rules, regulations and procedures creating and affecting DTC and its operations (the "DTC Rules"), DTC is required to make book-entry transfers of Offered Certificates in global form among Participants on whose behalf it acts with respect to such Offered Certificates and to receive and transmit distributions of principal of, and interest on, such Offered Certificates. Participants and Indirect Participants with which the Certificate Owners have accounts with respect to the Offered Certificates similarly are required to make book-entry transfers and receive and transmit such payments on behalf of their respective Certificate Owners. Accordingly, although the Certificate Owners will not possess the Offered Certificates, the DTC Rules provide a mechanism by which Certificate Owners will receive payments on Offered Certificates and will be able to transfer their interest.

Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a holder of Offered Certificates in global form to pledge such Offered Certificates to persons or entities that do not participate in the DTC system, or to otherwise act with respect to such Offered Certificates, may be limited due to the lack of a physical certificate for such Offered Certificates.

DTC has advised the depositor that it will take any action permitted to be taken by a holder of an Offered Certificate under the PSA only at the direction of one or more Participants to whose accounts with DTC such certificate is credited. DTC may take conflicting actions with respect to other undivided interests to the extent that such actions are taken on behalf of Participants whose holdings include such undivided interests.

Clearstream is incorporated under the laws of Luxembourg and is a global securities settlement clearing house. Clearstream holds securities for its participating organizations ("Clearstream Participants") and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Transactions may be settled in Clearstream in numerous currencies, including United States dollars. Clearstream provides to its Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. Clearstream is regulated as a bank by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Euroclear was created in 1968 to hold securities for participants of the Euroclear system ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in any of numerous currencies, including United States dollars. The Euroclear system includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described above. Euroclear is operated by Euroclear Bank S.A./N.V. (the "Euroclear Operator"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may

include the underwriters. Indirect access to the Euroclear system is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related operating procedures of the Euroclear System and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within the Euroclear system, withdrawal of securities and cash from the Euroclear system, and receipts of payments with respect to securities in the Euroclear system. All securities in the Euroclear system are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants and has no record of or relationship with persons holding through Euroclear Participants.

Although DTC, Euroclear and Clearstream have implemented the foregoing procedures in order to facilitate transfers of interests in book-entry securities among Participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to comply with such procedures, and such procedures may be discontinued at any time. None of the depositor, the trustee, the certificate administrator, the master servicer, the special servicer or the underwriters will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective direct or indirect Participants of their respective obligations under the rules and procedures governing their operations.

Definitive Certificates

Owners of beneficial interests in book-entry certificates of any class will not be entitled to receive physical delivery of Definitive Certificates unless: (i) DTC advises the certificate registrar in writing that DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to the book-entry certificates of such class or ceases to be a clearing agency, and the certificate administrator and the depositor are unable to locate a qualified successor within 90 days of such notice or (ii) the trustee has instituted or has been directed to institute any judicial proceeding to enforce the rights of the Certificateholders of such class and the trustee has been advised by counsel that in connection with such proceeding it is necessary or appropriate for the trustee to obtain possession of the certificates of such class.

Certificateholder Communication

Access to Certificateholders' Names and Addresses

Upon the written request of any Certificateholder or Certificate Owner that has delivered an executed Investor Certification to the trustee or the certificate administrator (a "Certifying Certificateholder"), the certificate registrar will promptly furnish or cause to be furnished to such requesting party a list of the names and addresses of the certificateholders as of the most recent Record Date as they appear in the certificate register, at the expense of the requesting party.

Requests to Communicate

The PSA will require that the certificate administrator include in any Form 10–D any request received prior to the Distribution Date to which the Form 10-D relates (and on or after the Distribution Date preceding such Distribution Date) from a Certificateholder or Certificate Owner to communicate with other Certificateholders or Certificate Owners related to Certificateholders or Certificate Owners exercising their rights under the terms of the PSA. Any Form 10-D containing such disclosure regarding the request to communicate is required to include no more than the name of the Certificateholder or Certificate Owner making the request, the date the request was received, a statement to the effect that certificate administrator has received such request, stating that such Certificateholder or Certificate Owner is interested in communicating with other Certificateholders or Certificate Owners with regard to the possible exercise of rights under the PSA, and a description of the method other Certificateholders or Certificate Owners may use to contact the requesting Certificateholder or Certificate Owner.

Any Certificateholder or Certificate Owner wishing to communicate with other Certificateholders and Certificate Owners regarding the exercise of its rights under the terms of the PSA (such party, a "Requesting Investor") should deliver a written request (a "Communication Request") signed by an authorized representative of the Requesting Investor to the certificate administrator at the address below:

[_____]
[_____]
[_____]

Any Communication Request must contain the method other Certificateholders and Certificate Owners should use to contact the Requesting Investor, and, if the Requesting Investors is not the registered holder of a class of certificates, then the Communication Request must contain (i) a written certification from the Requesting Investor that it is a beneficial owner of a class of certificates, and (ii) one of the following forms of documentation evidencing its beneficial ownership in such class of certificates: (A) a trade confirmation, (B) an account statement, (C) a medallion stamp guaranteed letter from a broker or dealer stating the Requesting Investor is the beneficial owner, or (D) a document acceptable to the certificate administrator that is similar to any of the documents identified in clauses (A) through (C). Requesting Investors will be responsible for their own expenses in making any Communication Request, but will not be required to bear any expenses of the certificate administrator.

List of Certificateholders

Upon the written request of any Certificateholder, which is required to include a copy of the communication the Certificateholder proposes to transmit, that has provided an Investor Certification, which request is made for purposes of communicating with other holders of certificates of the same series with respect to their rights under the PSA or the certificates, the certificate registrar or other specified person will, within 10 business days after receipt of such request afford such Certificateholder (at such Certificateholder's sole cost and expense) access during normal business hours to the most recent list of Certificateholders related to the class of certificates.

DESCRIPTION OF THE MORTGAGE LOAN PURCHASE AGREEMENTS

General

On the Closing Date, the depositor will acquire the Mortgage Loans and the Trust Subordinate Companion Loan from each mortgage loan seller pursuant to a separate mortgage loan purchase agreement (each, a "MLPA"), between the applicable mortgage loan seller and the depositor.

Under the applicable MLPA, the depositor will require each mortgage loan seller to deliver to [the certificate administrator], in its capacity as custodian, among other things, the following documents (except that the documents with respect to the Non-Serviced Whole Loan (other than the original promissory note) will be held by the custodian under the Non-Serviced PSA) with respect to each Mortgage Loan and the Trust Subordinate Companion Loan sold by the mortgage loan seller (collectively, as to each Mortgage Loan, the "Mortgage File"):

(i)   the original Mortgage Note, endorsed on its face or by allonge attached to the Mortgage Note, without recourse, to the order of the trustee or in blank (or, if the original Mortgage Note has been lost, an affidavit to such effect from the applicable mortgage loan seller or another prior holder, together with a copy of the Mortgage Note and an indemnity properly assigned and endorsed to the trustee);

(ii) the original or a certified copy of the Mortgage, together with an original or copy of any intervening assignments of the Mortgage, in each case with evidence of recording indicated thereon or certified to have been submitted for recording;

(iii) an original assignment of the Mortgage in favor of the trustee or in blank and (subject to the completion of certain missing recording information and, if applicable, the assignee's name) in recordable form (or, if the related mortgage loan seller is responsible for the recordation of that assignment, a copy of such assignment to be sent for recordation);

(iv) the original or a copy of any related assignment of leases and of any intervening assignments (if such item is a document separate from the Mortgage), with evidence of recording indicated thereon or certified to have been submitted for recording;

(v) an original assignment of any related assignment of leases (if such item is a document separate from the Mortgage) in favor of the trustee or in blank and (subject to the completion of certain missing recording information and, if applicable, the assignee's name) in recordable form (or, if the related mortgage loan seller is responsible for the recordation of that assignment, a copy of such assignment to be sent for recordation);

(vi) the original assignment of all unrecorded documents relating to the Mortgage Loan or a Serviced Whole Loan, if not already assigned pursuant to items (iii) or (v) above;

(vii) originals or copies of all modification, consolidation, assumption, written assurance and substitution agreements in those instances in which the terms or provisions of the Mortgage or Mortgage Note have been modified or the Mortgage Loan or the Trust Subordinate Companion Loan has been assumed or consolidated;

(viii) the original or a copy of the policy or certificate of lender's title insurance issued on the date of the origination of such Mortgage Loan and the Trust Subordinate Companion Loan, or, if such policy has not been issued or located, an irrevocable, binding commitment (which may be a marked version of the policy that has been executed by an authorized representative of the title company or an agreement to provide the same pursuant to binding escrow instructions executed by an authorized representative of the title company) to issue such title insurance policy;

(ix) any filed copies (bearing evidence of filing) or evidence of filing of any Uniform Commercial Code financing statements, related amendments and continuation statements in the possession of the applicable mortgage loan seller;

(x) an original assignment in favor of the trustee of any financing statement executed and filed in favor of the applicable mortgage loan seller in the relevant jurisdiction (or, if the related mortgage loan seller is responsible for the filing of that assignment, a copy of such assignment to be sent for filing);

(xi) any intercreditor agreement relating to permitted debt of the borrower, including any Intercreditor Agreement relating to a Serviced Whole Loan;

(xii) copies of any loan agreement, escrow agreement, security agreement or letter of credit relating to a Mortgage Loan or a Serviced Whole Loan;

(xiii) the original or copy of any ground lease, ground lessor estoppel, environmental insurance policy or guaranty relating to a Mortgage Loan or a Serviced Whole Loan;

(xiv) a copy of any property management agreement relating to a Mortgage Loan or a Serviced Whole Loan;

(xv) a copy of any franchise agreements and comfort letters or similar agreements relating to a Mortgage Loan or Serviced Whole Loan and, with respect to any franchise agreement, comfort letter or similar agreement, any assignment of such agreements or any notice to the franchisor of the transfer of a Mortgage Loan or Serviced Whole Loan and a request for confirmation that the issuing entity is a beneficiary of such comfort letter or other agreement, or for the issuance of a new comfort letter in favor of the issuing entity, as the case may be;

(xvi) a copy of any lock-box or cash management agreement relating to a Mortgage Loan or a Serviced Whole Loan;

(xvii) a copy of any related mezzanine intercreditor agreement; and

(xviii) a copy of all related environmental reports that were received by the mortgage loan seller.

In addition, the depositor will require each mortgage loan seller to deliver to the special servicer the Diligence File on the Closing Date.

["Diligence File" means any documents (other than documents required to be part of the related Mortgage File but including copies of such documents required to be part of the related Mortgage File) related to the origination and the servicing of the Mortgage Loans or Serviced Whole Loans that were delivered by the applicable mortgage loan seller in connection with the transfer of the applicable Mortgage Loan to the issuing entity, including but not limited to appraisals, environmental reports, engineering reports, legal opinions, the applicable mortgage loan seller's asset summary, copies of all property insurance policies for the Mortgaged Property, credit reports, surveys, zoning reports, tenant estoppel certificates, financial statements of borrower and any guarantor, operating statements for the Mortgaged Property or properties, UCC searches, litigation searches and bankruptcy searches, in each case, to the extent that the originator received such in connection with the origination of the Mortgage Loan; provided that no information that is proprietary to the related originator or mortgage loan seller or any draft documents, privileged or internal communications, credit underwriting or due diligence analysis will constitute part of the Diligence File.]

Each MLPA will contain certain representations and warranties of the applicable mortgage loan seller with respect to each Mortgage Loan [and the Subordinate Companion Loan] sold by that mortgage loan seller. Those representations and warranties are set forth in Annex D-1, and will be made as of the Closing Date, or as of another date specifically provided in the representation and warranty, subject to certain exceptions to such representations and warranties as set forth in Annex D-2.

If any of the documents required to be included in the Mortgage File for any Mortgage Loan or the Trust Subordinate Companion Loan is missing from the Mortgage File or defective or if there is a breach of a representation or warranty relating to any Mortgage Loan or the Trust Subordinate Companion Loan, and, in either case, such omission, breach or defect materially and adversely affects the value of the related Mortgage Loan or the Trust Subordinate Companion Loan, the value of the related Mortgaged Property or the interests of any Certificateholders in the Mortgage Loan, the Trust Subordinate Companion Loan or Mortgaged Property or causes the Mortgage Loan or the Trust Subordinate Companion Loan to be other than a "qualified mortgage" within the meaning of Code Section 860G(a)(3) (a "Material Defect"), the applicable mortgage loan seller will be required to, no later than 90 days following:

(x) such mortgage loan seller's receipt of notice of the Material Defect from any party to the PSA (a "Breach Notice"), except in the case of the following clause (y); or

(y) in the case of such Material Defect that would cause the Mortgage Loan or the Trust Subordinate Companion Loan not to be a "qualified mortgage" within the meaning of Code Section 860G(a)(3), but without regard to the rule of Treasury regulations Section 1.860G-2(f)(2) that causes a defective Mortgage Loan or Trust Subordinate Companion Loan to be treated as a qualified mortgage, the earlier of (A) the discovery by any party to the PSA of the such Material Defect, or (B) receipt of a Breach Notice by the mortgage loan seller,

(1) cure such Material Defect in all material respects, at its own expense,

(2) repurchase the affected Mortgage Loan and the related Trust Subordinate Companion Loan or REO Loan at the Purchase Price, or

(3)   substitute a Qualified Substitute Mortgage Loan (other than with respect to the Whole Loans, as applicable, for which no substitution will be permitted) for such affected Mortgage Loan, and pay a shortfall amount in connection with such substitution.

provided, that no such substitution may occur on or after the second anniversary of the Closing Date [, and the applicable mortgage loan seller may not repurchase the Trust Subordinate Companion Loan without repurchasing the related Mortgage Loan]; *provided, however*, that the applicable mortgage loan seller will generally have an additional 90-day period to cure such Material Defect (or, failing such cure, to repurchase the affected Mortgage Loan and the related Trust Subordinate Companion Loan or REO Loan or, if applicable, substitute a Qualified Substitute Mortgage Loan (other than with respect to the related Whole Loans, for which no substitution will be permitted), if it is diligently proceeding toward that cure, and has delivered to the master servicer, the special servicer, the certificate administrator (who will promptly deliver a copy of such officer's certificate to the 17g-5 Information Provider), the trustee, the operating advisor and, prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder, an officer's certificate that describes the reasons that a cure was not effected within the initial 90-day period. Notwithstanding the foregoing, there will be no such 90-day extension, if such Material Defect would cause the related Mortgage Loan or the related Trust Subordinate Companion Loan not to be a "qualified mortgage" within the meaning of Code Section 860G(a)(3), but without regard to the rule of Treasury regulations Section 1.860G-2(f)(2) that causes a defective Mortgage Loan to be treated as a qualified mortgage.

No delay in either the discovery of a Material Defect or in providing notice of such Material Defect will relieve the applicable mortgage loan seller of its obligation to repurchase the related Mortgage Loan and the related Trust Subordinate Companion Loan unless (i) the mortgage loan seller did not otherwise discover or have knowledge of such Material Defect and (ii) such delay is the result of the failure by a party to the PSA to promptly provide a Breach Notice as required by the terms of the MLPA or the PSA after such party has actual knowledge of such defect or breach (knowledge will not be deemed to exist by reason of the custodian's exception report) and such delay precludes the mortgage loan seller from curing such Material Defect. Notwithstanding the foregoing, if a Mortgage Loan is not secured by a Mortgaged Property that is, in whole or in part, a hotel, restaurant (operated by a borrower), healthcare facility, nursing home, assisted living facility, self-storage facility, theater or fitness center (operated by a borrower), then the failure to deliver copies of the UCC financing statements with respect to such Mortgage Loan will not be a Material Defect.

If there is a Material Defect with respect to one or more Mortgaged Properties with respect to a Mortgage Loan, the applicable mortgage loan seller will not be obligated to repurchase the Mortgage Loan if (i) the affected Mortgaged Property may be released pursuant to the terms of any partial release provisions in the related Mortgage Loan documents (and such Mortgaged Property is, in fact, released), (ii) the remaining Mortgaged Property(ies) satisfy the requirements, if any, set forth in the Mortgage Loan documents and the applicable mortgage loan seller provides an opinion of counsel to the effect that such release would not cause an adverse REMIC event to occur and (iii) each applicable Rating Agency has provided a Rating Agency Confirmation.

[Notwithstanding the foregoing, in lieu of a mortgage loan seller repurchasing, substituting or curing such Material Defect, to the extent that the mortgage loan seller and the special servicer (with the consent of the Directing Certificateholder for so long as no Control Termination Event has occurred and is continuing) are able to agree upon a cash payment payable by the mortgage loan seller to the issuing entity that would be deemed sufficient to compensate the issuing entity for such Material Defect (a "Loss of Value Payment"), the mortgage loan seller may elect, in its sole discretion, to pay such Loss of Value Payment. Upon its making such payment, the mortgage loan seller will be deemed to have cured such Material Defect in all respects. A Loss of Value Payment may not be made with respect to any such Material Defect that would cause the applicable Mortgage Loan not to be a "qualified mortgage" within the meaning of Code Section 860G(a)(3), but without regard to the rule of Treasury regulations Section 1.860G-2(f)(2) that causes a defective Mortgage Loan to be treated as a qualified mortgage.]

In addition, the MLPA provides that, with respect to each Non-Serviced Whole Loan, if a material document defect exists under the related Non-Serviced PSA, and the related seller repurchases the

related Non-Serviced Companion Loan from the Non-Serviced Securitization Trust, such seller is required to repurchase the related Non-Serviced Mortgage Loan; *provided, however*, that no such repurchase obligation will apply to any material document defect related solely to the promissory notes for any Pari Passu Companion Loans contained in the Non-Serviced Securitization Trust.

With respect to any Mortgage Loan and the Trust Subordinate Companion Loan, "Purchase Price" equals to the sum of (1) the [outstanding principal balance of such Mortgage Loan [and the related Trust Subordinate Companion Loan] (or related REO Loan)], as of the date of purchase, (2) all accrued and unpaid interest on the Mortgage Loan [and the related Trust Subordinate Companion Loan] (or any related REO Loan) [at the related Mortgage Rate in effect from time to time](excluding any portion of such interest that represents default interest or Excess Interest on the ARD Loan), to, but not including, the due date immediately preceding or coinciding with the Determination Date for the Collection Period of purchase, (3) all related unreimbursed Servicing Advances plus accrued and unpaid interest on all related Advances at the Reimbursement Rate, Special Servicing Fees (whether paid or unpaid) and any other additional trust fund expenses (except for Liquidation Fees) in respect of such Mortgage Loan and the related Trust Subordinate Companion Loan or related REO Loan, if any, (4) solely in the case of a repurchase or substitution by a mortgage loan seller, all reasonable out-of-pocket expenses reasonably incurred or to be incurred by the master servicer, the special servicer, the depositor, the certificate administrator, asset representations reviewer or the trustee in respect of the omission, breach or defect giving rise to the repurchase or substitution obligation, including any expenses arising out of the enforcement of the repurchase or substitution obligation, including, without limitation, legal fees and expenses and any additional trust fund expenses relating to such Mortgage Loan and the related Trust Subordinate Companion Loan (or related REO Loan); *provided*, however, that such out-of-pocket expenses will not include expenses incurred by investors in instituting an Asset Review Vote Election, in taking part in an Asset Review Vote or in utilizing the dispute resolution provisions described below under "—*Dispute Resolution Provisions*" and (5) Liquidation Fees, if any, payable with respect to the affected Mortgage Loan and the related Trust Subordinate Companion Loan (or related REO Loan) (which will not include any Liquidation Fees if such affected Mortgage Loan is repurchased prior to the expiration of the additional 90-day period immediately following the initial 90-day period).

A "Qualified Substitute Mortgage Loan" is a substitute mortgage loan (other than with respect to the Whole Loans, for which no substitution will be permitted) replacing a Mortgage Loan with respect to which a material breach or document defect exists that must, on the date of substitution:

(a) have an outstanding principal balance, after application of all scheduled payments of principal and interest due during or prior to the month of substitution, whether or not received, not in excess of the Stated Principal Balance of the removed Mortgage Loan as of the due date in the calendar month during which the substitution occurs;

(b) have a Mortgage Rate not less than the Mortgage Rate of the removed Mortgage Loan (determined without regard to any prior modification, waiver or amendment of the terms of the removed Mortgage Loan);

(c) have the same due date and a grace period no longer than that of the removed Mortgage Loan;

(d) accrue interest on the same basis as the removed Mortgage Loan (for example, on the basis of a 360-day year consisting of twelve 30-day months);

(e) have a remaining term to stated maturity not greater than, and not more than two years less than, the remaining term to stated maturity of the removed Mortgage Loan;

(f)   have a then-current loan-to-value ratio equal to or less than [the lesser of (i)] the loan-to-value ratio for the removed Mortgage Loan as of the Closing Date [and (ii) [___]%, in each case] using a "value" for the Mortgaged Property as determined using an appraisal conducted by a member of the Appraisal Institute ("MAI") prepared in accordance with the requirements of the FIRREA;

(g)   comply (except in a manner that would not be adverse to the interests of the Certificateholders) as of the date of substitution in all material respects with all of the representations and warranties set forth in the related MLPA;

(h)   have an environmental report that indicates no material adverse environmental conditions with respect to the related Mortgaged Property and that will be delivered as a part of the related Mortgage File;

(i)   have a then-current DSCR at least equal to [the greater of (i)] the original DSCR of the removed Mortgage Loan as of the Closing Date [and (ii) [___]x];

(j)   constitute a "qualified replacement mortgage" within the meaning of Code Section 860G(a)(4) as evidenced by an opinion of counsel (provided at the applicable mortgage loan seller's expense);

(k)   not have a maturity date or an amortization period that extends to a date that is after the date two years prior to the Rated Final Distribution Date;

(l)   have comparable prepayment restrictions to those of the removed Mortgage Loan;

(m) not be substituted for a removed Mortgage Loan unless the trustee and the certificate administrator have received a Rating Agency Confirmation from each of the Rating Agencies (the cost, if any, of obtaining such Rating Agency Confirmation to be paid by the applicable mortgage loan seller);

(n)   have been approved, so long as a Control Termination Event has not occurred and is not continuing, by the Directing Certificateholder;

(o)   prohibit Defeasance within two years of the Closing Date;

(p)   not be substituted for a removed Mortgage Loan if it would result in the termination of the REMIC status of any Trust REMIC or the imposition of tax on any Trust REMIC other than a tax on income expressly permitted or contemplated to be imposed by the terms of the PSA as determined by an opinion of counsel;

(q)   have an engineering report that indicates no material adverse property condition or deferred maintenance with respect to the related Mortgaged Property with respect to the related Mortgaged Property that will be delivered as a part of the related servicing file; and

(r)   be current in the payment of all scheduled payments of principal and interest then due.

In the event that more than one Mortgage Loan is substituted for a removed Mortgage Loan or Mortgage Loans, then (x) the amounts described in clause (a) are required to be determined on the basis of aggregate principal balances and (y) each such proposed Qualified Substitute Mortgage Loan must individually satisfy each of the requirements specified in clauses (b) through (r) of the preceding sentence, except (z) the rates described in clause (b) above and the remaining term to stated maturity referred to in clause (e) above are required to be determined on a weighted average basis, *provided* that no individual Mortgage Rate (net of the Servicing Fee Rate, the Certificate Administrator/Trustee Fee Rate and the Operating Advisor Fee Rate) may be lower than the highest fixed Pass-Through Rate (not based on or subject to a cap equal to or based on the WAC Rate) of any class of Principal Balance Certificates having a principal balance then-outstanding. When a Qualified Substitute Mortgage Loan is substituted for a removed Mortgage Loan, the applicable mortgage loan seller will be required to certify that the Mortgage Loan meets all of the requirements of the above definition and send the certification to the trustee the certificate administrator and, prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder.

The foregoing repurchase or substitution obligation or the obligation to pay the Loss of Value Payment will constitute the sole remedy available to the Certificateholders and the trustee under the PSA for any uncured breach of any mortgage loan seller's representations and warranties regarding the

Mortgage Loans or any uncured document defect; *provided, however*, that if any breach pertains to a representation or warranty that the related Mortgage Loan documents or any particular Mortgage Loan document requires the related borrower to bear the costs and expenses associated with any particular action or matter under such Mortgage Loan document(s), then the applicable mortgage loan seller may cure such breach within the applicable cure period (as the same may be extended) by reimbursing the issuing entity (by wire transfer of immediately available funds) for the reasonable amount of any such costs and expenses incurred by parties to the PSA or the issuing entity that are incurred as a result of such breach and have not been reimbursed by the related borrower and the amount of any fees and reimbursable expenses of the asset representations reviewer attributable to the Asset Review of such Mortgage Loan; *provided*, *further*, that in the event any such costs and expenses exceed $10,000, the applicable mortgage loan seller will have the option to either repurchase or substitute for the related Mortgage Loan as provided above or pay such costs and expenses. The applicable mortgage loan seller will remit the amount of these costs and expenses and upon its making such remittance, the applicable mortgage loan seller will be deemed to have cured the breach in all respects. The applicable mortgage loan seller will be the sole warranting party in respect of the Mortgage Loans sold by that mortgage loan seller to the depositor, and none of its affiliates and no other person will be obligated to repurchase or replace any affected Mortgage Loan or make a Loss of Value Payment in connection with a breach of any representation and warranty or in connection with a document defect if the applicable mortgage loan seller defaults on its obligation to do so.

Dispute Resolution Provisions

The mortgage loan seller will be subject to the dispute resolution provisions described under "*Pooling and Servicing Agreement—Dispute Resolution Provisions*" to the extent those provisions are triggered with respect to any mortgage loan sold to the depositor by the mortgage loan seller and will be obligated under the Mortgage Loan Purchase Agreement to comply with all applicable provisions and to take part in any mediation or arbitration proceedings that may result.

Asset Review Obligations

The mortgage loan seller will be obligated to perform its obligations described under "*Pooling and Servicing Agreement—The Asset Representations Reviewer—Asset Review*" relating to any Asset Reviews performed by the asset representations reviewer, and the mortgage loan seller will have the rights described under that heading.

POOLING AND SERVICING AGREEMENT

General

The servicing and administration of the Mortgage Loans (other than the Non-Serviced Mortgage Loans), any related Serviced Companion Loans and any related REO Properties (including any interest of the holder of any Companion Loan in the REO Property acquired with respect to any Serviced Whole Loan) will be governed by the PSA and the related Intercreditor Agreement.

The Non-Serviced Mortgage Loans, the related Non-Serviced Companion Loan and any related REO Properties (including the issuing entity's interest in REO Property acquired with respect to a Non-Serviced Whole Loan) will be serviced by the Non-Serviced Master Servicer and the Non-Serviced Special Servicer under the related Non-Serviced PSA in accordance with such Non-Serviced PSA and the related Intercreditor Agreement.

The following summaries describe certain provisions of the PSA relating to the servicing and administration of the Mortgage Loans (other than the Non-Serviced Mortgage Loans), the related Serviced Companion Loans and any related REO Properties. Unless otherwise specifically stated and except where the context otherwise indicates (such as with respect to P&I Advances), discussions in this section or in any other section of this prospectus regarding the servicing and administration of the Mortgage Loans should be read to include the servicing and administration of the related Serviced

Companion Loans but not to include the Non-Serviced Mortgage Loans, the related Non-Serviced Companion Loans and any related REO Property. In the case of the Serviced Whole Loans, certain provisions of the related Intercreditor Agreement are described under "*Description of the Mortgage Pool—The Whole Loans—The Serviced* Pari Passu *Whole Loan"* and "*—The Serviced AB Whole Loan*".

Certain provisions of the Non-Serviced PSAs relating to the servicing and administration of the related Non-Serviced Mortgage Loan, the related Non-Serviced Companion Loan and the related REO Properties and the related Intercreditor Agreement are summarized under "*Description of the Mortgage Pool—The Whole Loans"* and *"—Servicing of the Non-Serviced Mortgage Loan*" below.

In general, (i) the master servicer will be responsible for the servicing and administration of the Mortgage Loans (other than the Non-Serviced Mortgage Loans) and any related Serviced Companion Loans that are not Specially Serviced Loans (except for certain matters as to which the consent or other involvement of the special servicer is required), and (ii) the special servicer will be responsible for the servicing and administration of Specially Serviced Loans and REO Properties.

The PSA requires the master servicer or the special servicer, as applicable, to make reasonable efforts to collect all payments called for under the terms and provisions of the Mortgage Loans (other than any Non-Serviced Mortgage Loan) and the Serviced Companion Loans and to follow the Servicing Standard with respect to such collection procedures. Consistent with the above, the master servicer or the special servicer may, in its discretion, waive any late payment fee or default interest in connection with any delinquent Periodic Payment or balloon payment with respect to any Mortgage Loan or Serviced Companion Loan it is servicing.

Assignment of the Mortgage Loans

The depositor will purchase the Mortgage Loans and the Trust Subordinate Companion Loan to be included in the issuing entity on or before the Closing Date from each of the mortgage loan sellers pursuant to a separate MLPAs. See "*Transaction Parties—The Sponsors and Mortgage Loan Sellers*" and "*Description of the Mortgage Loan Purchase Agreements*".

On the Closing Date, the depositor will sell, transfer or otherwise convey, assign or cause the assignment of the Mortgage Loans and the Trust Subordinate Companion Loan, without recourse, together with the depositor's rights and remedies against the mortgage loan sellers under the MLPAs, to the trustee for the benefit of the holders of the certificates. On or prior to the Closing Date, the depositor will require each mortgage loan seller to deliver to the certificate administrator, in its capacity as custodian, the Mortgage Notes and certain other documents and instruments with respect to each Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan. The custodian will hold such documents in issuing entity for the benefit of the holders of the certificates. The custodian is obligated to review certain documents for each Mortgage Loan within [60] days of the Closing Date and report any missing documents or certain types of document defects to the parties to the PSA and the Directing Certificateholder (so long as no Consultation Termination Event has occurred) and the related mortgage loan seller.

In addition, pursuant to the related MLPA, the depositor will require each mortgage loan seller to deliver the Diligence File to the special servicer on the Closing Date.

Pursuant to the PSA, the depositor will assign to the trustee for the benefit of Certificateholders the representations and warranties made by the mortgage loan sellers to the depositor in the MLPAs and any rights and remedies that the depositor has against the mortgage loan sellers under the MLPAs with respect to any Material Defect. See "*—Enforcement of Mortgage Loan Seller's Obligations Under the MLPA*" below and "*Description of the Mortgage Loan Purchase Agreements*".

Servicing Standard

The master servicer and the special servicer will each be required to diligently service and administer the Mortgage Loans (excluding the Non-Serviced Mortgage Loans), any related Serviced Companion

Loans and the related REO Properties (other than any REO Property related to a Non-Serviced Mortgage Loan), for which it is responsible in accordance with applicable law, the terms of the PSA, the Mortgage Loan documents, and the related Intercreditor Agreements and, to the extent consistent with the foregoing, in accordance with the higher of the following standards of care:

(1) the same manner in which, and with the same care, skill, prudence and diligence with which the master servicer or the special servicer, as the case may be, services and administers similar Mortgage Loans for other third-party portfolios, and

(2) the same care, skill, prudence and diligence with which the master servicer or special servicer, as the case may be, services and administers similar Mortgage Loans owned by the master servicer or the special servicer,

as the case may be, with a view to; (A) the timely recovery of all payments or principal and interest under the Mortgage Loans or Serviced Whole Loans or (B) in the case of a Specially Serviced Loan or an REO Property, the maximization of timely recovery of principal and interest on a net present value basis on the Mortgage Loans and any related Serviced Companion Loans, and the best interests of the issuing entity and the certificateholders (as a collective whole as if such Certificateholders constituted a single lender) (and, in the case of any Whole Loan, the best interests of the issuing entity, the Certificateholders and the holder of the related Companion Loan (as a collective whole as if such Certificateholders and the holder or holders of the related Companion Loan constituted a single lender), taking into account the *pari passu* or subordinate nature of the related Companion Loan) as determined by the master servicer or the special servicer, as the case may be, in its reasonable judgment, in either case giving due consideration to the customary and usual standards of practice of prudent, institutional commercial, multifamily and manufactured housing community mortgage loan servicers, but without regard to any conflict of interest arising from:

(A) any relationship that the master servicer or the special servicer, as the case may be, or any of their respective affiliates, as the case may be, may have with any of the underlying borrowers, the sponsors, the mortgage loan sellers, the originators, any party to the PSA or any affiliate of the foregoing;

(B) the ownership of any certificate (or any interest in any Companion Loan, mezzanine loan or subordinate debt relating to a Mortgage Loan) by the master servicer or special servicer, as the case may be, or any of their respective affiliates;

(C) the obligation, if any, of the master servicer to make advances;

(D) the right of the master servicer or the special servicer, as the case may be, or any of its affiliates to receive compensation or reimbursement of costs under the PSA generally or with respect to any particular transaction;

(E) the ownership, servicing or management for others of (i) any Non-Serviced Mortgage Loan and any related Non-Serviced Companion Loan or (ii) any other mortgage loans, subordinate debt, mezzanine loans or properties not covered by the PSA or held by the issuing entity by the master servicer or special servicer, as the case may be, or any of its affiliates;

(F) any debt that the master servicer or the special servicer, as the case may be, or any of its affiliates, has extended to any underlying borrower or an affiliate of any borrower (including, without limitation, any mezzanine financing);

(G) any option to purchase any Mortgage Loan or the related Companion Loan the master servicer or special servicer, as the case may be, or any of its affiliates, may have; and

(H) any obligation of the master servicer, the special servicer or one of their respective affiliates, to repurchase or substitute for a Mortgage Loan as a mortgage loan seller (if the master servicer or

the special servicer or one of their respective affiliates is a mortgage loan seller) (the foregoing, collectively referred to as the "Servicing Standard").

All net present value calculations and determinations made under the PSA with respect to any Mortgage Loan, Mortgaged Property or REO Property (including for purposes of the definition of "Servicing Standard" set forth above) will be made in accordance with the Mortgage Loan documents or, in the event the Mortgage Loan documents are silent, by using a discount rate (i) for principal and interest payments on the Mortgage Loan or Serviced Companion Loan or sale of a Defaulted Loan, the highest of (1) the rate determined by the master servicer or special servicer, as applicable, that approximates the market rate that would be obtainable by the borrowers on similar non-defaulted debt of the borrowers as of such date of determination, (2) the Mortgage Rate and (3) the yield on 10-year U.S. treasuries as of such date of determination and (ii) for all other cash flows, including property cash flow, the "discount rate" set forth in the most recent appraisal (or updated appraisal) of the related Mortgaged Property.

In the case of a Non-Serviced Mortgage Loan, the master servicer and special servicer will be required to act in accordance with the Servicing Standard with respect to any action required to be taken regarding such Non-Serviced Mortgage Loan pursuant to their respective obligations under the PSA.

Subservicing

The master servicer and the special servicer may delegate and/or assign some or all of their respective servicing obligations and duties with respect to some or all of the Mortgage Loans (other than the Non-Serviced Mortgage Loans) and the Serviced Companion Loans to one or more third-party sub-servicers *provided* that the master servicer and the special servicer, as applicable, will not thereby be relieved of any of those obligations or duties under the PSA and will remain responsible for the acts or omissions of any such sub-servicers. A sub-servicer may be an affiliate of the depositor, the master servicer or the special servicer. Notwithstanding the foregoing, the special servicer may not enter into any sub-servicing agreement which provides for the performance by third parties of any or all of its obligations under the PSA without, prior to the occurrence and continuance of a Control Termination Event, the consent of the Directing Certificateholder, except to the extent necessary for the special servicer to comply with applicable regulatory requirements.

Each sub-servicing agreement between the master servicer or special servicer and a sub-servicer (a "Sub-Servicing Agreement") will generally be required to provide that(i) if for any reason the master servicer or special servicer, as applicable, is no longer acting in that capacity (including, without limitation, by reason of a Servicer Termination Event), the trustee or any successor master servicer or special servicer, as applicable, may assume or terminate such party's rights and obligations under such Sub-Servicing Agreement and (ii) the sub-servicer will be in default under such Sub-Servicing Agreement and such Sub-Servicing Agreement will be terminated (following the expiration of any applicable grace period) if the sub-servicer fails (A) to deliver by the due date any Exchange Act reporting items required to be delivered to the master servicer pursuant to the PSA or such Sub-Servicing Agreement or to the master servicer under any other pooling and servicing agreement that the depositor is a party to, or (B) to perform in any material respect any of its covenants or obligations contained in such Sub-Servicing Agreement regarding creating, obtaining or delivering any Exchange Act reporting items required in order for any party to the PSA to perform its obligations under the PSA or under the Exchange Act reporting requirements of any other pooling and servicing agreement that the depositor is a party to. The master servicer or special servicer, as applicable, will be required to monitor the performance of sub-servicers retained by it and will have the right to remove a sub-servicer retained by it at any time it considers removal to be in the best interests of Certificateholders. However, no sub-servicer will be permitted under any Sub-Servicing Agreement to make material servicing decisions, such as loan modifications or determinations as to the manner or timing of enforcing remedies under the Mortgage Loan documents, without the consent of the master servicer or special servicer, as applicable.

Generally, the master servicer will be solely liable for all fees owed by it to any sub-servicer retained by the master servicer, without regard to whether the master servicer's compensation pursuant to the PSA is sufficient to pay those fees. Each sub-servicer will be required to be reimbursed by the master

servicer for certain expenditures which such sub-servicer makes, generally to the same extent the master servicer would be reimbursed under the PSA.

Advances

P&I Advances

On the business day immediately preceding each Distribution Date (the "Master Servicer Remittance Date"), except as otherwise described below, the master servicer will be obligated, unless determined to be non-recoverable as described below, to make advances (each, a "P&I Advance") out of its own funds or, subject to the replacement of those funds as provided in the PSA, certain funds held in the Collection Account that are not required to be part of the Available Funds for that Distribution Date, in an amount equal to (but subject to reduction as described below) the aggregate of:

(1) all Periodic Payments (net of any applicable Servicing Fees) that were due on the Mortgage Loans (including the Non-Serviced Mortgage Loans) and any REO Loan (other than any portion of an REO Loan related to a Companion Loan) during the related Collection Period and not received as of the business day preceding the Master Servicer Remittance Date; and

(2) in the case of each Mortgage Loan delinquent in respect of its balloon payment as of the Master Servicer Remittance Date (including any REO Loan (other than any portion of an REO Loan related to a Companion Loan) as to which the balloon payment would have been past due), an amount equal to its Assumed Scheduled Payment.

The master servicer's obligations to make P&I Advances in respect of any Mortgage Loan (including the Non-Serviced Mortgage Loans) or REO Loan (other than any portion of a REO Loan related to a Companion Loan) will continue, except if a determination as to non-recoverability is made, through and up to liquidation of the Mortgage Loan or disposition of the REO Property, as the case may be. However, no interest will accrue on any P&I Advance made with respect to a Mortgage Loan unless the related Periodic Payment is received after the related Due Date has passed and any applicable grace period has expired or if the related Periodic Payment is received after the Determination Date but on or prior to the Master Servicer Remittance Date. To the extent that the master servicer fails to make a P&I Advance that it is required to make under the PSA, the trustee will be required to make the required P&I Advance in accordance with the terms of the PSA.

If an Appraisal Reduction Amount has been assessed with respect to any Mortgage Loan (or, in the case of any Non-Serviced Whole Loan, an appraisal reduction has been assessed in accordance with the related Non-Serviced PSA and the master servicer has notice of such Appraisal Reduction Amount), then the interest portion of any P&I Advance in respect of that Mortgage Loan for the related Distribution Date will be reduced (there will be no reduction in the principal portion, if any, of such P&I Advance) to equal the product of (x) the amount of the interest portion of the P&I Advance for that Mortgage Loan for the related Distribution Date without regard to this sentence, and (y) a fraction, expressed as a percentage, the numerator of which is equal to the [Stated Principal Balance] of that Mortgage Loan immediately prior to the related Distribution Date, net of the related Appraisal Reduction Amount (or, in the case of any Whole Loan, the portion of such Appraisal Reduction Amount allocated to the related Mortgage Loan), if any, and the denominator of which is equal to the Stated Principal Balance of that Mortgage Loan immediately prior to the related Distribution Date.

Neither the master servicer nor the trustee will be required to make a P&I Advance for a balloon payment, default interest, late payment charges, yield maintenance charges, prepayment premiums or Excess Interest or with respect to any Companion Loan.

Servicing Advances

In addition to P&I Advances, except as otherwise described under "—*Recovery of Advances*" below and except in certain limited circumstances described below, the master servicer will also be obligated (subject to the limitations described in this prospectus), to make advances ("Servicing Advances" and,

collectively with P&I Advances, "<u>Advances</u>") in connection with the servicing and administration of any Mortgage Loan (other than the Non-Serviced Mortgage Loan) and related Companion Loan, as applicable, in respect of which a default, delinquency or other unanticipated event has occurred or is reasonably foreseeable, or, in connection with the servicing and administration of any Mortgaged Property or REO Property, in order to pay delinquent real estate taxes, assessments and hazard insurance premiums and to cover other similar costs and expenses necessary to preserve the priority of or enforce the related Mortgage Loan documents or to protect, lease, manage and maintain the related Mortgaged Property. To the extent that the master servicer fails to make a Servicing Advance that it is required to make under the PSA and the trustee has received notice or otherwise has actual knowledge of this failure, the trustee will be required to make the required Servicing Advance in accordance with the terms of the PSA.

However, none of the master servicer, the special servicer or the trustee will make any Servicing Advance in connection with the exercise of any cure rights or purchase rights granted to the holder of a Serviced Companion Loan under the related Intercreditor Agreement or the PSA.

The special servicer will have no obligation to make any Servicing Advances. However, in an urgent or emergency situation requiring the making of a Servicing Advance, the special servicer may make such Servicing Advance, and the master servicer will be required to reimburse the special servicer for such Advance (with interest on that Advance) within a specified number of days as set forth in the PSA, unless such Advance is determined to be nonrecoverable by the master servicer in its reasonable judgment (in which case it will be reimbursed out of the collection account). Once the special servicer is reimbursed, the master servicer will be deemed to have made the special servicer's Servicing Advance as of the date made by the special servicer, and will be entitled to reimbursement with interest on that Advance in accordance with the terms of the PSA.

No Servicing Advances will be made with respect to any Serviced Whole Loan if the related Mortgage Loan is no longer held by the issuing entity or if such Serviced Whole Loan is no longer serviced under the PSA and no Servicing Advances will be made for any Non-Serviced Whole Loan under the PSA. No Servicing Advances will be made with regard to a Subordinate Companion Loan if the related Mortgage Loan is no longer held by the issuing entity. Any requirement of the master servicer or the trustee to make an Advance in the PSA is intended solely to provide liquidity for the benefit of the Certificateholders and not as credit support or otherwise to impose on any such person the risk of loss with respect to one or more Mortgage Loans or the related Companion Loan.

The master servicer will also be obligated to make Servicing Advances with respect to Serviced Whole Loans. With respect to any Non-Serviced Whole Loan, the applicable servicer under the related Non-Serviced PSA will be obligated to make property advances with respect to such Non-Serviced Whole Loan. See "—*Servicing of the Non-Serviced Mortgage Loan*" below and "*Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan*".

Notwithstanding the foregoing, none of the master servicer, the special servicer or the trustee will be obligated to make any Advance that it determines in its reasonable judgment would, if made, not be recoverable (including recovery of interest on the Advance) out of Related Proceeds (a "<u>Nonrecoverable Advance</u>"). In addition, the special servicer may, at its option (with respect to any specially-serviced Mortgage Loan, in consultation with, prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder) make a determination in accordance with the Servicing Standard that any P&I Advance or Servicing Advance, if made, would be a Nonrecoverable Advance, and if it makes such a determination, must deliver to the master servicer (and, with respect to a Serviced Mortgage Loan, to any master servicer or special servicer under the PSA governing any securitization trust into which the related Serviced Pari Passu Companion Loan is deposited, and, with respect to any Non-Serviced Mortgage Loan, the related master servicer under the related Non-Serviced PSA), the certificate administrator, the trustee, the operating advisor and the 17g-5 Information Provider notice of such determination, which determination may be conclusively relied upon by, but will not be binding upon, the master servicer and the trustee. The special servicer will have no such obligation to make an affirmative determination that any P&I Advance or Servicing Advance is, or would be, recoverable, and in the absence of a determination by the special servicer that such an Advance is non-recoverable, each such decision will

remain with the master servicer or the trustee, as applicable. If the special servicer makes a determination that only a portion, and not all, of any previously made or proposed P&I Advance or Servicing Advance is non-recoverable, the master servicer and the trustee will have the right to make its own subsequent determination that any remaining portion of any such previously made or proposed P&I Advance or Servicing Advance is non-recoverable.

In making such non-recoverability determination, each person will be entitled to consider (among other things): (a) the obligations of the borrower under the terms of the related Mortgage Loan or Companion Loan, as applicable, as it may have been modified, (b) the related Mortgaged Properties in their "as-is" or then-current conditions and occupancies, as modified by such party's assumptions regarding the possibility and effects of future adverse change with respect to such Mortgaged Properties, (c) estimated future expenses, and (d) estimated timing of recoveries, and will be entitled to give due regard to the existence of any Nonrecoverable Advances which, at the time of such consideration, the recovery of which are being deferred or delayed by the master servicer, in light of the fact that Related Proceeds are a source of recovery not only for the Advance under consideration but also a potential source of recovery for such delayed or deferred Advance. In addition, any such person may update or change its recoverability determinations (but not reverse any other person's determination that an Advance is non-recoverable) at any time and may obtain at the expense of the issuing entity any analysis, appraisals or market value estimates or other information for such purposes. Absent bad faith, any non-recoverability determination described in this paragraph will be conclusive and binding on the Certificateholders, and may be conclusively relied upon by, but is not binding upon, the master servicer and the trustee. The master servicer and the trustee will be entitled to rely conclusively on any non-recoverability determination of the special servicer. Nonrecoverable Advances will represent a portion of the losses to be borne by the Certificateholders.

With respect to any Non-Serviced Whole Loan, if any servicer under the Non-Serviced PSA determines that a P&I Advance with respect to the related Non-Serviced Companion Loan, if made, would be non-recoverable, such determination will not be binding on the master servicer and the trustee as it relates to any proposed P&I Advance with respect to the related Non-Serviced Mortgage Loan. Similarly, with respect to any Non-Serviced Mortgage Loan, if the master servicer or the special servicer determines that any P&I Advance with respect to such Non-Serviced Mortgage Loan, if made, would be non-recoverable, such determination will not be binding on the related master servicer and related trustee under the related Non-Serviced PSA as such determination relates to any proposed P&I Advance with respect to any related Non-Serviced Companion Loan (unless the related Non-Serviced PSA provides otherwise).

Recovery of Advances

The master servicer, the special servicer or the trustee, as applicable, will be entitled to recover (a) any Servicing Advance made out of its own funds from any amounts collected in respect of a Mortgage Loan (or, consistent with the related Intercreditor Agreement, a Serviced Whole Loan) as to which such Servicing Advance was made, and (b) any P&I Advance made out of its own funds from any amounts collected in respect of a Mortgage Loan as to which such P&I Advance was made, whether in the form of late payments, insurance and condemnation proceeds, liquidation proceeds or otherwise from the related Mortgage Loan ("Related Proceeds"). Each of the master servicer, the special servicer and the trustee will be entitled to recover any Advance by it that it subsequently determines to be a Nonrecoverable Advance out of general collections relating to the Mortgage Loans on deposit in the Collection Account (*first* from principal collections and *then* from any other collections). Amounts payable in respect of each Serviced Companion Loan pursuant to the related Intercreditor Agreement will not be available for distributions on the certificates or for the reimbursement of Nonrecoverable Advances of principal or interest with respect to the related Mortgage Loan, but will be available, in accordance with the PSA and related Intercreditor Agreement, for the reimbursement of any Servicing Advances with respect to the related Serviced Whole Loan. With respect to a Servicing Advance on a Serviced Whole Loan, the master servicer will be entitled to reimbursement *first*, from amounts that would have been allocable to the holder of the related Mortgage Loan and any related Serviced Companion Loan, on a *pro rata* basis (based on each such loan's outstanding principal balance), and *then*, if the Servicing

Advance is a Nonrecoverable Advance, from general collections of the issuing entity; (provided) that the master servicer will be required, after receiving payment from amounts on deposit in the Collection Account, if any, to (i) promptly notify the holder of the related Companion Loan and (ii) use commercially reasonable efforts to exercise on behalf of the issuing entity the rights of the issuing entity under the related Intercreditor Agreement to obtain reimbursement for a *pro rata* portion of such amount allocable to the related Companion Loans from the holders of such Companion Loans.

If the funds in the Collection Account relating to the Mortgage Loans allocable to principal on the Mortgage Loans are insufficient to fully reimburse the party entitled to reimbursement, then such party as an accommodation may elect, on a monthly basis, at its sole option and discretion to defer reimbursement of the portion that exceeds such amount allocable to principal (in which case interest will continue to accrue on the unreimbursed portion of the advance) for a time as required to reimburse the excess portion from principal for a consecutive period up to 12 months (*provided* that any such deferral exceeding 6 months will require, prior to the occurrence and continuance of any Control Termination Event, the consent of the Directing Certificateholder) and any election to so defer will be deemed to be in accordance with the Servicing Standard; *provided* that no such deferral may occur at any time to the extent that amounts otherwise distributable as principal are available for such reimbursement.

In connection with a potential election by the master servicer or the trustee to refrain from the reimbursement of all or a portion of a particular Nonrecoverable Advance during the one month collection period ending on the related Determination Date for any Distribution Date, the master servicer or the trustee will be authorized to wait for principal collections on the Mortgage Loans to be received until the end of such collection period before making its determination of whether to refrain from the reimbursement of all or a portion of a particular Nonrecoverable Advance; *provided, however*, that if, at any time the master servicer or the trustee, as applicable, elects, in its sole discretion, not to refrain from obtaining such reimbursement or otherwise determines that the reimbursement of a Nonrecoverable Advance during a one month collection period will exceed the full amount of the principal portion of general collections deposited in the Collection Account for such Distribution Date, then the master servicer or the trustee, as applicable, will be required to use its reasonable efforts to give the 17g-5 Information Provider 15 days' notice of such determination for posting on the 17g-5 Information Provider's website, unless extraordinary circumstances make such notice impractical, and thereafter will be required to deliver copies of such notice to the Rating Agencies. Notwithstanding the foregoing, failure to give such notice will in no way affect the master servicer's or the trustee's election whether to refrain from obtaining such reimbursement.

Each of the master servicer, the special servicer and the trustee will be entitled to recover any Advance that is outstanding at the time that a Mortgage Loan is modified but is not repaid in full by the borrower in connection with such modification but becomes an obligation of the borrower to pay such amounts in the future (such Advance, together with interest on that Advance, a "Workout-Delayed Reimbursement Amount") out of principal collections on the Mortgage Loans in the Collection Account.

Any amount that constitutes all or a portion of any Workout-Delayed Reimbursement Amount may in the future be determined to constitute a Nonrecoverable Advance and thereafter will be recoverable as any other Nonrecoverable Advance.

In connection with its recovery of any Advance, each of the master servicer, the special servicer and the trustee will be entitled to be paid, out of any amounts relating to the Mortgage Loans then on deposit in the Collection Account, interest at the Prime Rate (the "Reimbursement Rate") accrued on the amount of the Advance from the date made to, but not including, the date of reimbursement. Neither the master servicer nor the trustee will be entitled to interest on P&I Advances that accrues before the related due date has passed and any applicable grace period has expired. The "Prime Rate" will be the prime rate, for any day, set forth in *The Wall Street Journal*, New York edition.

See "—*Servicing of the Non-Serviced Mortgage Loan"* for reimbursements of servicing advances made in respect of each Non-Serviced Whole Loan under the related Non-Serviced PSA.

Accounts

The master servicer is required to establish and maintain, or cause to be established and maintained, one or more accounts and subaccounts (collectively, the "Collection Account") in its own name on behalf of the trustee and for the benefit of the Certificateholders. The master servicer is required to deposit in the Collection Account on a daily basis (and in no event later than the [2nd] business day following receipt in available funds) all payments and collections due after the Cut-off Date and other amounts received or advanced with respect to the Mortgage Loans and the Trust Subordinate Companion Loan (including, without limitation, all proceeds (the "Insurance and Condemnation Proceeds") received under any hazard, title or other insurance policy that provides coverage with respect to a Mortgaged Property or the related Mortgage Loan or Trust Subordinate Companion Loan or in connection with the full or partial condemnation of a Mortgaged Property (other than proceeds applied to the restoration of the Mortgaged Property or released to the related borrower in accordance with the Servicing Standard (or, if applicable, a special servicer) and/or the terms and conditions of the related Mortgage) and all other amounts received and retained in connection with the liquidation of any Mortgage Loan that is defaulted and any related defaulted Companion Loans or property acquired by foreclosure or otherwise (the "Liquidation Proceeds")) together with the net operating income (less reasonable reserves for future expenses) derived from the operation of any REO Properties. Notwithstanding the foregoing, the collections on the Whole Loans will be limited to the portion of such amounts that are payable to the holder of the related Mortgage Loan pursuant to the related Intercreditor Agreement.

The master servicer will also be required to establish and maintain a segregated custodial account (the "Serviced Whole Loan Custodial Account") with respect to each Serviced Whole Loan, which may be a sub-account of the Collection Account, and deposit amounts collected in respect of each Serviced Whole Loan in the related Serviced Whole Loan Custodial Account. The issuing entity will only be entitled to amounts on deposit in a Serviced Whole Loan Custodial Account to the extent these funds are not otherwise payable to the holder of a related Serviced Companion Loan or payable or reimbursable to any party to the PSA. Any amounts in a Serviced Whole Loan Custodial Account to which the issuing entity is entitled will be transferred on a monthly basis to the Collection Account.

With respect to each Distribution Date, the master servicer will be required to disburse from the Collection Account and remit to the certificate administrator for deposit into the Lower-Tier REMIC Distribution Account in respect of the related Mortgage Loans, to the extent of funds on deposit in the Collection Account, on the related Master Servicer Remittance Date, the Available Funds for such Distribution Date and any yield maintenance charges or prepayment premiums received as of the related Determination Date. The certificate administrator is required to establish and maintain accounts various accounts, including a "Lower-Tier REMIC Distribution Account", a "Upper-Tier REMIC Distribution Account", and a "Loan-Specific REMIC Distribution Account", each of which may be sub-accounts of a single account (collectively, the "Distribution Accounts"), in its own name on behalf of the trustee and for the benefit of the Certificateholders (or for the benefit of the [LOAN-SPECIFIC CLASS] certificates, in the case of the Loan-Specific REMIC Distribution Account.

On each Distribution Date, the certificate administrator is required to apply amounts on deposit in the Upper-Tier REMIC Distribution Account (which will include all funds that were remitted by the master servicer from the Collection Account (other than with respect to the Trust Subordinate Companion Loan) or the Loan-Specific REMIC Distribution Account), plus, among other things, any P&I Advances less amounts, if any, distributable to the Class R and Class [ARD] certificates as set forth in the PSA generally to (1) in the case of the Upper-Tier REMIC Distribution Account, make distributions of interest and principal from Available Funds to the holders of the Regular Certificates and the Trust Components, as described under "*Description of the Certificates—Distributions*", and (2) to apply amounts on deposit in the Loan-Specific REMIC Distribution Account (which will include all funds that were remitted by the master servicer from the Collection Account with respect to the Trust Subordinate Companion Loan, less amounts, if any, distributable to the Class R certificates) to make distributions of interest and principal from the available funds for the [LOAN-SPECIFIC CLASS] certificates to the holders of the [LOAN-SPECIFIC CLASS] certificates.

The certificate administrator is also required to establish and maintain an account (the "Interest Reserve Account") which may be a sub-account of the Distribution Account, in its own name on behalf of the trustee for the benefit of the Certificateholders (other than the holders of the [LOAN-SPECIFIC CLASS] certificates). On the Master Servicer Remittance Date occurring each February and on any Master Servicer Remittance Date occurring in any January which occurs in a year that is not a leap year (in each case, unless the related Distribution Date is the final Distribution Date), the certificate administrator will be required to deposit amounts remitted by the master servicer or P&I Advances made on the related Mortgage Loans into the Interest Reserve Account during the related interest period, in respect of the Mortgage Loans that accrue interest on an Actual/360 Basis (collectively, the "Actual/360 Loans"), in an amount equal to one day's interest at the Net Mortgage Rate for each such Actual/360 Loan on its Stated Principal Balance and as of the Distribution Date in the month preceding the month in which the Master Servicer Remittance Date occurs, to the extent a Periodic Payment or P&I Advance or other deposit is made in respect of the Mortgage Loans (all amounts so deposited in any consecutive January (if applicable) and February, "Withheld Amounts"). On the Master Servicer Remittance Date occurring each March (or February, if the related Distribution Date is the final Distribution Date), the certificate administrator will be required to withdraw from the Interest Reserve Account an amount equal to the Withheld Amounts from the preceding January (if applicable) and February, if any, and deposit that amount into the Lower-Tier REMIC Distribution Account.

The certificate administrator is also required to establish and maintain an account (the "Exchangeable Distribution Account"), which may be a sub-account of the Distribution Account, in its own name on behalf of the trustee for the benefit of the holders of the Class [PEZ] and the Exchangeable Certificates.

The certificate administrator is also required to establish and maintain an account (the "Excess Interest Distribution Account"), which may be a sub-account of the Distribution Account, in the name of the trustee for the benefit of the holders of the Class [ARD] certificates. Prior to the applicable Distribution Date, the master servicer is required to remit to the certificate administrator for deposit into the Excess Interest Distribution Account an amount equal to the Excess Interest received by the master servicer on or prior to the related Determination Date.

The certificate administrator may be required to establish and maintain an account (the "Gain-on-Sale Reserve Account"), which may be a sub-account of the Distribution Account, in its own name on behalf of the trustee for the benefit of the Certificateholders. To the extent that any gains are realized on sales of Mortgaged Properties (or, with respect to any Whole Loan, the portion of such amounts that are payable on the related Mortgage Loan pursuant to the related Intercreditor Agreement), such gains will be applied on the applicable Distribution Date as part of Available Funds to all amounts due and payable on the Regular Certificates and the Trust Components (including to reimburse for Realized Losses previously allocated to such certificates and/or Trust Components, and to the extent not so applied, such gains will be held and applied to offset future Realized Losses, if any (as determined by the special servicer). Any remaining amounts will be distributed on the Class R Certificates.

Other accounts to be established pursuant to the PSA are one or more segregated custodial accounts (the "REO Account") for collections from REO Properties. Each REO Account will be maintained by the special servicer in its own name on behalf of the trustee and for the benefit of the Certificateholders.

The Collection Account, the Serviced Whole Loan Collection Account, the Distribution Account, the Interest Reserve Account, the Exchangeable Distribution Account, the Excess Interest Distribution Account, the Gain-on-Sale Reserve Account and the REO Account are collectively referred to as the "Securitization Accounts" (but with respect to any Whole Loan, only to the extent of the issuing entity's interest in the Whole Loan. Each of the foregoing accounts will be held at a depository institution or trust company meeting the requirements of the PSA.

Amounts on deposit in the foregoing accounts may be invested in certain United States government securities and other investments meeting the requirements of the PSA ("Permitted Investments"). Interest or other income earned on funds in the accounts maintained by the master servicer, the certificate

administrator or the special servicer will be payable to each of them as additional compensation, and each of them will be required to bear any losses resulting from their investment of such funds.

Withdrawals from the Collection Account

The master servicer may, from time to time, make withdrawals from the Collection Account (or the applicable subaccount of the Collection Account[, exclusive of the Serviced Whole Loan Custodial Account that may be a subaccount of the Collection Account]) for any of the following purposes, in each case only to the extent permitted under the PSA and with respect to the Serviced Whole Loan, subject to the terms of the related Intercreditor Agreement, without duplication (the order set forth below not constituting an order of priority for such withdrawals):

(i) to remit on each Master Servicer Remittance Date (A) to the certificate administrator for deposit into the Lower-Tier REMIC Distribution Account (or the Loan-Specific REMIC Distribution Account in respect of the Trust Subordinate Companion Loan)] certain portions of the Available Funds [and any prepayment premiums or yield maintenance charges] attributable to the Mortgage Loans on the related Distribution Date, (B) to the certificate administrator for deposit into the Excess Interest Distribution Account an amount equal to the Excess Interest received in the applicable one-month period ending on the related Determination Date, if any, or (C) to the certificate administrator for deposit into the Interest Reserve Account an amount required to be withheld as described above under "—*Accounts*";

(ii) to pay or reimburse the master servicer, the applicable special servicer and the trustee, as applicable, pursuant to the terms of the PSA for Advances made by any of them and interest on Advances (the master servicer's, special servicer's or the trustee's respective right, as applicable, to reimbursement for items described in this clause (ii) being limited as described above under "—*Advances*") (*provided*, that with respect to each Serviced Whole Loan, such reimbursements are subject to the terms of the related Intercreditor Agreement);

(iii) to pay to the master servicer and the applicable special servicer, as compensation, the aggregate unpaid servicing compensation;

(iv) to pay to the operating advisor the Operating Advisor Consulting Fee (but only to the extent actually received from the related borrower) or the Operating Advisor Fee;

(v) to pay to the asset representations reviewer the Asset Representations Reviewer Fee (to the extent such fee is to be paid by the issuing entity);

(vi) to reimburse the trustee, the applicable special servicer and the master servicer, as applicable, for certain Nonrecoverable Advances or Workout-Delayed Reimbursement Amounts;

(vii) to reimburse the master servicer, the applicable special servicer or the trustee, as applicable, for any unreimbursed expenses reasonably incurred with respect to each related Mortgage Loan [or related Trust Subordinate Companion Loan] that has been repurchased or substituted by such person pursuant to the PSA or otherwise;

(viii) to reimburse the master servicer or the applicable special servicer for any unreimbursed expenses reasonably incurred by such person in connection with the enforcement of the applicable mortgage loan seller's obligations under the applicable section of the related MLPA;

(ix) to pay for any unpaid costs and expenses incurred by the issuing entity;

(x) to pay the master servicer and the special servicer, as applicable, as additional servicing compensation, (A) interest and investment income earned in respect of amounts relating to the issuing entity held in the Collection Account and the companion loan distribution account (but only to the extent of the net investment earnings during the applicable one month period ending on the related Distribution Date) and (B) certain penalty charges and default interest;

(xi)   to recoup any amounts deposited in the Collection Account in error;

(xii)   to the extent not reimbursed or paid pursuant to any of the above clauses, to reimburse or pay the master servicer, the applicable special servicer, the operating advisor, the asset representations reviewer, the depositor or any of their respective directors, officers, members, managers, employees and agents, unpaid additional expenses of the issuing entity and certain other unreimbursed expenses incurred by such person pursuant to and to the extent reimbursable under the PSA and to satisfy any indemnification obligations of the issuing entity under the PSA;

(xiii)   to pay for the cost of the opinions of counsel or the cost of obtaining any extension to the time in which the issuing entity is permitted to hold REO Property;

(xiv)   to pay any applicable federal, state or local taxes imposed on any Trust REMIC, or any of their assets or transaction, together with all incidental costs and expenses, to the extent that none of the master servicer, the special servicer, the certificate administrator or the trustee is liable under the PSA;

(xv)   to pay the CREFC® Intellectual Property Royalty License Fee;

(xvi)   to reimburse the certificate administrator out of general collections on the Mortgage Loans, the Trust Subordinate Companion Loan and REO Properties for legal expenses incurred by and reimbursable to it by the issuing entity of any administrative or judicial proceedings related to an examination or audit by any governmental taxing authority;

(xvii)   to pay the applicable mortgage loan seller or any other person, with respect to each Mortgage Loan, if any (or the related Trust Subordinate Companion Loan, if applicable), previously purchased or replaced by such person pursuant to the PSA, all amounts received thereon subsequent to the date of purchase or replacement relating to periods after the date of purchase or replacement;

(xviii)   to remit to the certificate administrator for deposit in the Interest Reserve Account the amounts required to be deposited in the Interest Reserve Account pursuant to the PSA;

(xix)   to remit to the companion paying agent for deposit into the companion distribution account the amounts required to be deposited pursuant to the PSA; and

(xx)   to clear and terminate the Collection Account pursuant to a plan for termination and liquidation of the issuing entity.

[Certain of the foregoing withdrawals of items specifically related to an AB Whole Loan will be made out of the Collection Account, *first*, from amounts on deposit allocated to the related Subordinate Companion Loan, *second*, from amounts on deposit allocated to the related Mortgage Loan and then from general collections in respect of all other Mortgage Loans.]

No amounts payable or reimbursable to the parties to the PSA out of general collections that do not specifically relate to a Serviced Whole Loan may be reimbursable from amounts that would otherwise be payable to the related Companion Loan.

Certain costs and expenses (such as a *pro rata* share of any related Servicing Advances) allocable to the Mortgage Loan (other than a Non-Serviced Mortgage Loan) that is part of a Serviced Whole Loan may be paid or reimbursed out of payments and other collections on the other Mortgage Loans, subject to the issuing entity's right to reimbursement from future payments and other collections on the related Companion Loan or from general collections with respect to the securitization of the related Companion Loan. If the master servicer makes, with respect to any Serviced Whole Loan, any reimbursement or payment out of the Collection Account to cover the related Serviced Companion Loan's share of any cost, expense, indemnity, Servicing Advance or interest on such Servicing Advance, or fee with respect to such

Serviced Whole Loan, then the master servicer (with respect to non-Specially Serviced Loans) and the special servicer (with respect to Specially Serviced Loans) must use efforts consistent with the Servicing Standard to collect such amount out of collections on such Serviced Companion Loan or, if and to the extent permitted under the related Intercreditor Agreement, from the holder of the related Serviced Companion Loan.

The master servicer will also be entitled to make withdrawals, from time to time, from the Collection Account of amounts necessary for the payments or reimbursements required to be paid to the parties to the applicable Non-Serviced PSA, pursuant to the applicable Non-Serviced Intercreditor Agreement and the applicable Non-Serviced PSA. See "—*Servicing of the Non-Serviced Mortgage Loan"*.

If a P&I Advance is made with respect to any Mortgage Loan (other than a Non-Serviced Mortgage Loan) that is part of a Whole Loan, then that P&I Advance, together with interest on such P&I Advance, may only be reimbursed out of future payments and collections on that Mortgage Loan or, as and to the extent described under "—*Advances*" above, on other Mortgage Loans, but not out of payments or other collections on the related Serviced Companion Loan. Likewise, the Certificate Administrator/Trustee Fee and the Operating Advisor Fee that accrue with respect to any Mortgage Loan (other than a Non-Serviced Mortgage Loan) that is part of a Whole Loan and any other amounts payable to the operating advisor may only be paid out of payments and other collections on such Mortgage Loan and/or the Mortgage Pool generally, but not out of payments or other collections on the related Serviced Companion Loan.

Servicing and Other Compensation and Payment of Expenses

General

The master servicer, special servicer, certificate administrator, trustee, operating advisor and asset representations reviewer will be entitled to payment of certain fees as compensation for services performed under the PSA. Below is a summary of the fees payable to the master servicer, special servicer, certificate administrator, trustee, operating advisor and asset representations reviewer from amounts that the issuing entity is entitled to receive. In addition, CREFC[®] will be entitled to a license fee for use of their names and trademarks, including the CREFC[®] Investor Reporting Package. Certain additional fees and costs payable by the related borrowers are allocable to the master servicer, special servicer, trustee, and operating advisor, but such amounts are not payable from amounts that the issuing entity is entitled to receive.

The amounts available for distribution on the certificates on any Distribution Date will generally be net of the following amounts:

Type/Recipient	Amount	Frequency	Source of Payment
Fees			
Master Servicing Fee/Master Servicer	The Stated Principal Balance of each Mortgage Loan or Serviced Companion Loan multiplied by the Servicing Fee Rate calculated on the same basis as interest accrues on the Mortgage Loan or Serviced Companion Loan.	Monthly	Payment of interest on the related Mortgage Loan or Serviced Companion Loan.

Type/Recipient	Amount	Frequency	Source of Payment
Additional Master Servicing Compensation/Master Servicer	Prepayment interest excess (to the extent any excess exceeds the amount of any Prepayment Interest Shortfalls).	From time to time	Any actual prepayment interest excess.
Additional Master Servicing Compensation/Master Servicer	100% of any amounts collected for checks returned for insufficient funds.	From time to time	The related fees.
Additional Master Servicing Compensation/Master Servicer	All investment income earned on amounts on deposit in the Collection Account and certain custodial and reserve accounts.	Monthly	The investment income.
Special Servicing Fee/Special Servicer	The Stated Principal Balance of each Specially Serviced Loan (including any related Serviced Companion Loan) and REO Loan multiplied by the Special Servicing Fee Rate calculated on the same basis as interest accrues on the Mortgage Loan or Serviced Companion Loan.	Monthly	First out of collections on the related Mortgage Loan and then from general collections in the collection account (and custodial account with respect to a Serviced Companion Loan, if applicable), subject to certain limitations.
Workout Fee/Special Servicer	[___]% of each collection of principal and interest on each Corrected Loan (including any related Serviced Companion Loan), subject to a cap described under "—*Special Servicing Compensation*".	Monthly	The related collection of principal or interest.
Liquidation Fee/Special Servicer	[___]% of each recovery of Liquidation Proceeds, net of certain expenses and subject to a cap described, under "—*Special Servicing Compensation*".	Upon receipt of Liquidation Proceeds	The related Liquidation Proceeds.

Type/Recipient	Amount	Frequency	Source of Payment
Additional Servicing Compensation/Master Servicer and/or Special Servicer	All late payment fees and Net Default Interest, Modification Fees, assumption application fees, assumption, waiver consent and earnout fees, defeasance fees, loan service transaction fees, beneficiary statement charges and/or other similar items.[1]	From time to time	The related fees.
	Solely payable to the Special Servicer, all interest or other income earned on deposits in any REO Account.	Monthly	The investment income.
Certificate Administrator/Trustee Fee/Certificate Administrator/Trustee	The Certificate Administrator/Trustee Fee Rate multiplied by the Stated Principal Balance of the Mortgage Loans calculated on the same basis as interest accrues on the Mortgage Loan.	Monthly	Payment of interest on the related Mortgage Loan.
Operating Advisor Fee/Operating Advisor	The Operating Advisor Fee Rate multiplied by the Stated Principal Balance of the Mortgage Loans calculated on the same basis as interest accrued on the Mortgage Loan.	Monthly	Payment of interest on the related Mortgage Loan.
Operating Advisor Consulting Fee/Operating Advisor	A fee in connection with each Major Decision for which the Operating Advisor has consulting rights equal to $10,000 or such lesser amount as the related borrower agrees to pay with respect to any Mortgage Loan.	From time to time	Paid by related borrower.

Type/Recipient	Amount	Frequency	Source of Payment
Asset Representations Reviewer	$[_____] with respect to each Delinquent Loan and its reasonable out-of-pocket costs and expenses.	From time to time	From general collections in the collection account (and custodial account with respect to a Serviced Companion Loan, if applicable), subject to certain limitations.
CREFC® Intellectual Property Royalty License Fee	Amount of interest accrued during an Interest Accrual Period at the CREFC® Intellectual Property Royalty License Fee Rate on the same balance, in the same manner and for the same number of days as interest at the applicable Mortgage Rate accrued with respect to each Mortgage Loan during the related Interest Accrual Period.	Monthly	Payment of interest on the related Mortgage Loan.
Expenses			
Reimbursement of Servicing Advances/Master Servicer and Special Servicer/Trustee	To the extent of funds available, the amount of any Servicing Advances.	From time to time	Recoveries on the related Mortgage Loan or Serviced Companion Loan, or to the extent that the party making the advance determines it is nonrecoverable, from general collections in the Collection Account (and custodial account with respect to a Serviced Companion Loan, if applicable), subject to certain limitations.

Type/Recipient	Amount	Frequency	Source of Payment
Interest on Servicing Advances/Master Servicer and Special Servicer/Trustee	At Advance Rate.	When Advance is reimbursed	First from late payment charges and default interest on the related Mortgage Loan in excess of the regular interest rate, and then from general collections in the Collection Account (and custodial account with respect to a Serviced Companion Loan, if applicable), subject to certain limitations.
Reimbursement of P&I Advances/Master Servicer/Trustee	To the extent of funds available, the amount of any P&I Advances.	From time to time	Recoveries on the related Mortgage Loan or Serviced Companion Loan, or to the extent that the party making the advance determines it is nonrecoverable, from general collections in the Collection Account (and custodial account with respect to a Serviced Companion Loan, if applicable), subject to certain limitations.
Interest on P&I Advances/Master Servicer/Trustee	At Advance Rate.	When Advance is reimbursed	First from late payment charges and Default Interest on the related Mortgage Loan in excess of the regular interest rate, and then from general collections in the Collection Account (and custodial account with respect to a Serviced Companion Loan, if applicable), subject to certain limitations.
Expenses, including without limitation, indemnification expenses/Trustee, Certificate Administrator, Operating Advisor, Master Servicer and Special Servicer	Amounts for which the Trustee, the Certificate Administrator, the Operating Advisor, the Master Servicer and the Special Servicer are entitled to indemnification or reimbursement.	Per occurrence or time of claim	General collections in the Collection Account (and custodial account with respect to a Serviced Companion Loan, if applicable), subject to certain limitations, or the Distribution Account.

Type/Recipient	Amount	Frequency	Source of Payment
Expenses of the Issuing Entity not Advanced (may include environmental remediation, appraisals, expenses of operating REO Property and any independent contractor hired to operate REO Property)	Based on third party charges.	From time to time	First from income on the related REO Property, if applicable, and then from general collections in the Collection Account (and custodial account with respect to a Serviced Companion Loan, if applicable), subject to certain limitations.

_____

(1) Allocable between the Master Servicer and the Special Servicer as provided in the PSA.

Pursuant to the PSA, any successor Master Servicer or Special Servicer assuming the obligations of the Master Servicer or Special Servicer under the PSA generally will be entitled to the compensation to which the Master Servicer or the Special Servicer would have been entitled. If no successor Master Servicer or Special Servicer can be obtained to perform such obligations for such compensation, additional amounts payable to such successor Master Servicer or Special Servicer shall be treated as Realized Losses. The PSA does not provide for any successor Trustee to receive compensation in excess of that paid to its predecessor Trustee.

"Net Default Interest" with respect to any Mortgage Loan and any Distribution Date, any Default Interest accrued on such Mortgage Loan during the preceding Collection Period, less amounts required to pay the Master Servicer, the Special Servicer or the Trustee, as applicable, interest on the related Advances on the related Mortgage Loan at the Advance Rate and to reimburse the Issuing Entity for certain additional expenses of the trust on the related Mortgage Loan (including Special Servicing Fees, Workout Fees and Liquidation Fees).

Master Servicing Compensation

Pursuant to the PSA, the Master Servicer will be entitled to withdraw the Master Servicing Fee for the Mortgage Loans and Serviced Companion Loans from the Collection Account (and with respect to each Serviced Whole Loan, the related separate custodial account). The "Master Servicing Fee" will be payable monthly and will accrue at a rate *per annum* (the "Master Servicing Fee Rate") that is a component of the Servicing Fee Rate. The "Servicing Fee" will be payable monthly and will accrue at a percentage rate *per annum* (the "Servicing Fee Rate") equal to the Administrative Cost Rate set forth on Annex A under the heading "Administrative Cost Rate", less the Certificate Administrator/Trustee Fee Rate, the Operating Advisor Fee Rate and the CREFC® License Fee Rate, for each Mortgage Loan and will include the Master Servicing Fee and any fee for primary servicing functions payable to the Master Servicer or the applicable primary servicer. The Servicing Fee will be retained by the Master Servicer from payments and collections (including insurance proceeds, condemnation proceeds and liquidation proceeds) in respect of each Mortgage Loan, and to the extent any Servicing Fee remains unpaid at the liquidation of the related Mortgage Loan, from general collections in the Collection Account.

The Master Servicer will also be entitled to retain as additional servicing compensation for the Mortgage Loans that it is servicing (together with the Master Servicing Fee, "Servicing Compensation") (i) all investment income earned on amounts on deposit in the Collection Account with respect to the Mortgage Loans that it is servicing (and with respect to each Serviced Whole Loan, the related separate custodial account) and certain Reserve Accounts (to the extent consistent with the related Mortgage Loan documents); (ii) to the extent permitted by applicable law and the related Mortgage Loan documents, [100]% of any Modification Fees with respect to Mortgage Loans (and the related Serviced Companion Loans) that are not Specially Serviced Loans ([50]% where the processing by, or consent of the Special Servicer is required), [100]% of any defeasance fees, [100]% of assumption fees with respect to

Mortgage Loans (and the related Serviced Companion Loans) that are not Specially Serviced Loans ([50]% where the processing by, or consent of the Special Servicer is required), [100]% of loan service transaction fees, beneficiary statement charges, demand fees or similar items (but not including prepayment premiums or yield maintenance charges) on all Mortgage Loans (and the related Serviced Companion Loans) that are not Specially Serviced Loans ([50]% where the processing by, or consent of the Special Servicer is required), [100]% of assumption application fees with respect to Mortgage Loans (and the related Serviced Companion Loans) that are not Specially Serviced Loans; (iii) Net Prepayment Interest Excess, if any; (iv) [100]% of charges for checks returned for insufficient funds (with respect to any Mortgage Loan or Specially Serviced Loan); and (v) Net Default Interest and any late payment fees that accrued during a Collection Period on any Mortgage Loans (and the related Serviced Companion Loans, if applicable) that are not Specially Serviced Loans to the extent collected by the Issuing Entity and remaining after application thereof to reimburse interest on Advances with respect to such Mortgage Loan and to reimburse the Issuing Entity for certain expenses of the Issuing Entity relating to such Mortgage Loan. If a Mortgage Loan is a Specially Serviced Loan, the Special Servicer will be entitled to the full amount of any and all Modification Fees, or assumption fees or any other fees, as described below under "—*Special Servicing Compensation*".

If the Master Servicer resigns or is terminated as the Master Servicer, then it will be entitled to retain the related excess servicing strip, except to the extent that any portion of such excess servicing strip is needed to compensate any replacement Master Servicer for assuming the duties of the Master Servicer, as the Master Servicer under the PSA. In the event that the Master Servicer resigns or is terminated as a primary servicer, it will be entitled to retain its primary servicing fee with respect to those underlying mortgage loans for which it is primary servicer, except to the extent that any such portion of such primary servicing fee is needed to compensate any replacement primary servicer for assuming the duties of the Master Servicer as a primary servicer under the PSA. The initial Master Servicer will be entitled to transfer any such excess servicing strip and/or primary servicing fees that may be retained by it in connection with its resignation or termination.

In connection with the Master Servicer Prepayment Interest Shortfall amount, the Master Servicer will be obligated to reduce its Servicing Compensation as provided under "*Description of the Certificates—Prepayment Interest Shortfalls*".

The Master Servicer will pay all of its overhead expenses incurred in connection with its responsibilities under the PSA (subject to reimbursement to the extent and as described in the PSA). The Certificate Administrator will withdraw monthly from the Distribution Account the Certificate Administrator/Trustee Fee payable to the Trustee and the Certificate Administrator, as well as any other amounts due and owing to the Certificate Administrator or the Trustee, as the case may be, from the Issuing Entity.

Special Servicing Compensation

Pursuant to the PSA, the Special Servicer will be entitled to certain fees for the Mortgage Loans that it is special servicing including the Special Servicing Fee, the Workout Fee and the Liquidation Fee. The Special Servicer will not be entitled to retain any portion of the Excess Interest paid on any ARD Loan.

The "Special Servicing Fee" will accrue with respect to each Specially Serviced Loan and REO Loan at a rate equal to [___]% *per annum* of the Stated Principal Balance of such Specially Serviced Loan or REO Loan, as applicable.

A "Workout Fee" will in general be payable with respect to each Corrected Loan and will be payable by the Issuing Entity out of each collection of interest and principal (including scheduled payments, prepayments (provided that a repurchase or substitution by a mortgage loan seller of a Mortgage Loan due to a Material Defect will not be considered a prepayment for purposes of this definition), balloon payments and payments at maturity, but excluding late payment charges, Default Interest and Excess Interest) received on the related Specially Serviced Loan that becomes a Corrected Loan, for so long as it remains a Corrected Loan, in an amount equal to the lesser of (1) [___]% of each such collection of interest and principal and (2) $[_____] in the aggregate with respect to any particular workout of a

Specially Serviced Loan; provided that no Workout Fee will be payable by the Issuing Entity with respect to any Corrected Loan if and to the extent that the Corrected Loan became a Specially Serviced Loan under clause (iii) of the definition of "Specially Serviced Loan" and no event of default actually occurs, unless the Mortgage Loan or Serviced Companion Loan is modified by the Special Servicer in accordance with the terms of the PSA or the Mortgage Loan subsequently qualifies as a Specially Serviced Loan for a reason other than under clause (iii) of the definition of "Specially Serviced Loan"; provided, further that if a Mortgage Loan or Serviced Companion Loan becomes a Specially Serviced Loan only because of an event described in clause (i) of the definition of "Specially Serviced Loan" and the related collection of principal and interest is received within [__] months following the related maturity date as a result of the related Mortgage Loan or Serviced Companion Loan being refinanced or otherwise repaid in full, the Special Servicer will not be entitled to collect a Workout Fee out of the proceeds received in connection with such workout if such fee would reduce the amount available for distributions to Certificateholders, but the Special Servicer may collect from the related borrower and retain (x) a workout fee, (y) such other fees as are provided for in the related Mortgage Loan documents and (z) other appropriate fees in connection with such workout. In addition, notwithstanding the foregoing, the total amount of Workout Fees payable by the Issuing Entity with respect to a Corrected Loan and with respect to any particular workout (assuming, for the purposes of this calculation, that such Corrected Loan continues to perform throughout its term in accordance with the terms of the related workout) will be reduced by the amount of any and all related Offsetting Modification Fees received by the Special Servicer as additional servicing compensation relating to that Corrected Loan; provided that the Special Servicer will be entitled to collect such Workout Fees from the Issuing Entity until such time it has been fully paid such reduced amount. In addition, the Workout Fee will be subject to the cap described below.

The Workout Fee with respect to any such Corrected Loan will cease to be payable if such Corrected Loan again becomes a Specially Serviced Loan or if the related Mortgaged Property becomes an REO Property; provided that a new Workout Fee will become payable if and when such Mortgage Loan or Serviced Whole Loan again becomes a Corrected Loan.

If the Special Servicer is terminated (other than for cause) or resigns with respect to any or all of its servicing duties, it will retain the right to receive any and all Workout Fees payable with respect to each Corrected Loan during the period that it had responsibility for servicing such Corrected Loan (or for any Specially Serviced Loan that had not yet become a Corrected Loan because as of the time that the Special Servicer is terminated the borrower has not made three consecutive monthly debt service payments and subsequently the Specially Serviced Loan becomes a Corrected Loan) at the time of such termination or resignation (and the successor Special Servicer will not be entitled to any portion of such Workout Fees), in each case until the Workout Fee for any such Corrected Loan ceases to be payable in accordance with the preceding paragraph.

A "Liquidation Fee" will be payable by the Issuing Entity to the Special Servicer, except as otherwise described below, with respect to (i) each Specially Serviced Loan or REO Loan or (ii) each Mortgage Loan repurchased by a mortgage loan seller, in each case, as to which the Special Servicer obtains a full, partial or discounted payoff from the related borrower, a loan purchaser or mortgage loan seller, as applicable, and, except as otherwise described below, with respect to any Specially Serviced Loan or REO Property as to which the Special Servicer recovered any proceeds ("Liquidation Proceeds"). The Liquidation Fee will be payable from the related payment or proceeds in an amount equal to the lesser of (1) [____]% of such payment or proceeds (exclusive of any portion of such amount that represents penalty charges) and (2) $[___]; provided the total amount of a Liquidation Fee payable by the Issuing Entity with respect to any Specially Serviced Loan, REO Loan or Mortgage Loan in connection with any particular liquidation (or partial liquidation) will be reduced by the amount of any and all related Offsetting Modification Fees received by the Special Servicer as additional servicing compensation relating to that Specially Serviced Loan, REO Loan or Mortgage Loan. In addition, the Liquidation Fee will be subject to the cap described below.

Notwithstanding anything to the contrary described above, no Liquidation Fee will be payable based on, or out of, Liquidation Proceeds received in connection with:

- the purchase of any defaulted Mortgage Loan by the Special Servicer or the Directing Certificateholder or any Companion Loan Holder or any of their affiliates if within 90 days after the transfer of the defaulted Mortgage Loan to special servicing,

- the purchase of all of the Mortgage Loans and all property acquired in respect of any Mortgage Loan by the Sole Certificateholder, the Certificateholder owning a majority of the Percentage Interest of the then Controlling Class, the Special Servicer or the Master Servicer in connection with the termination of the Issuing Entity,

- a repurchase or replacement of a Mortgage Loan by a mortgage loan seller due to a breach of a representation or warranty or a document defect in the mortgage file prior to the expiration of certain cure periods (including any applicable extension thereof) set forth in the PSA,

- with respect to any Mortgage Loan that is subject to mezzanine indebtedness the purchase of such Mortgage Loan by the holder of the related mezzanine loan within 90 days after the first time that such holder's option to purchase such Mortgage Loan becomes exercisable,

- with respect to a Serviced Companion Loan that is subject to another securitization, (A) a repurchase or replacement of such Serviced Companion Loan by the applicable mortgage loan seller due to a breach of a representation or warranty or a document defect under the PSA for the trust that owns such Serviced Companion Loan prior to the expiration of the cure period (including any applicable extension thereof) set forth therein or (B) a purchase of the Serviced Companion Loan pursuant to a clean-up call or similar liquidation under the PSA for the trust that owns such Serviced Companion Loan,

- a Loss of Value Payment by a mortgage loan seller, if such payment is made prior to the expiration of certain cure periods (including any applicable extension thereof) set forth in the PSA, and

- if a Mortgage Loan or Serviced Whole Loan becomes a Specially Serviced Loan only because of an event described in clause (i) of the definition of "Specially Serviced Loan" and the related Liquidation Proceeds are received within [three (3)] months following the related maturity date as a result of the related Mortgage Loan or Serviced Whole Loan being refinanced or otherwise repaid in full (provided that the Special Servicer may collect from the related borrower and retain (x) a liquidation fee, (y) such other fees as are provided for in the related Mortgage Loan documents and (z) other appropriate fees in connection with such liquidation).

If, however, Liquidation Proceeds are received with respect to any Specially Serviced Loan as to which the Special Servicer is properly entitled to a Workout Fee, such Workout Fee will be payable based on and out of the portion of such Liquidation Proceeds that constitute principal and/or interest. The Special Servicer, however, will only be entitled to receive a Liquidation Fee or a Workout Fee, but not both, with respect to Liquidation Proceeds received on any Mortgage Loan or Specially Serviced Loan.

If the Special Servicer resigns or is terminated, and prior or subsequent to such resignation or termination, either (A) a Specially Serviced Loan was liquidated or modified pursuant to an action plan submitted by the initial Special Servicer and approved (or deemed approved) by the Directing Certificateholder or the Special Servicer has determined to grant a forbearance, or (B) a Specially Serviced Loan being monitored by the Special Servicer subsequently became a Corrected Loan, then in either such event the Special Servicer (and not the successor special servicer) will be paid the related Workout Fee or Liquidation Fee, as applicable.

The total amount of Workout Fees and Liquidation Fees that are payable by the Issuing Entity with respect to each Mortgage Loan, Serviced Whole Loan or REO Loan throughout the period such Mortgage Loan or the Mortgage Loan relating to such Serviced Whole Loan (or REO Loan) is an asset of the Issuing Entity will be subject to an aggregate cap of $[_____]. For the purposes of determining whether

any such cap has been reached with respect to a Special Servicer and a Mortgage Loan, Serviced Whole Loan or REO Loan, only the Workout Fees and Liquidation Fees paid to such Special Servicer with respect to such Mortgage Loan, Serviced Whole Loan or REO Loan will be taken into account, and any Workout Fees or Liquidation Fees for any other Mortgage Loans, Serviced Whole Loans or REO Loans will not be taken into account (and any Workout Fees or Liquidation Fees paid to a predecessor or successor special servicer will also not be taken into account).

In addition, the Special Servicer will also be entitled to retain, as additional servicing compensation:

- [100]% of any Modification Fees related to Specially Serviced Loans (and [50]% of such Modification Fees on Mortgage Loans (and the related Serviced Companion Loans) that are not Specially Serviced Loans when processing by and/or consent of the Special Servicer is required),

- [100]% of any assumption fees and consent fees on Specially Serviced Loans (and [50]% of such assumption fees on Mortgage Loans (and the related Serviced Companion Loans) that are not Specially Serviced Loans when processing by and/or consent of the Special Servicer is required),

- [100]% of assumption application fees on Specially Serviced Loans,

- [100]% of loan service transaction fees, beneficiary statement charges, demand fees or similar items (but not including prepayment premiums or yield maintenance charges) on Specially Serviced Loans (and [50]% of such fees, charges and items on Mortgage Loans (and the related Serviced Companion Loans) that are not Specially Serviced Loans when processing by and/or consent of the Special Servicer is required),

- any interest or other income earned on deposits in the REO Accounts, and

- Net Default Interest and any late payment fees that accrued during a Collection Period on any Specially Serviced Loan to the extent collected by the Issuing Entity and remaining after application thereof during such Collection Period to reimburse interest on Advances with respect to such Specially Serviced Loan and to reimburse the Issuing Entity for certain expenses of the Issuing Entity with respect to such Specially Serviced Loan; provided, however, that with respect to a Mortgage Loan that has a related Serviced Companion Loan, Net Default Interest and late payment fees will be allocated as provided in and subject to the terms of the related intercreditor agreement and the applicable pooling and servicing agreement.

"Modification Fees" means, with respect to any Mortgage Loan or Serviced Companion Loan, any and all fees with respect to a modification, restructure, extension, waiver or amendment that modifies, restructures, extends, amends or waives any term of the related Mortgage Loan documents (as evidenced by a signed writing) agreed to by the Master Servicer or the Special Servicer (other than all assumption fees, consent fees, assumption application fees, defeasance fees and similar fees). For each modification, restructure, extension, waiver or amendment in connection with the working out of a Specially Serviced Loan, the Modification Fees collected from the related borrower will be subject to a cap of [1]% of the outstanding principal balance of such Mortgage Loan or Serviced Companion Loan on the closing date of the related modification, restructure, extension, waiver or amendment (prior to giving effect to such modification, restructure, extension, waiver or amendment); provided that no aggregate cap exists in connection with the amount of Modification Fees which may be collected from the borrower with respect to any Specially Serviced Loan or REO Loan.

"Sole Certificateholder" is any Certificateholder (or Certificateholders, provided they act in unanimity) holding 100% of the then-outstanding Certificates (including Certificates with Certificate Balances that have been actually or notionally reduced by any Realized Losses or Appraisal Reduction Amounts, but excluding the [ARD CLASS] and Class R Certificates) or an assignment of the Voting Rights thereof; provided, that the Certificate Balances of the [P&I CLASSES] Certificates and the Trust Components have been reduced to zero; provided, further, that if the Certificateholders of the Class [___] and

Class[___] Certificates have assigned all of the Voting Rights of the Class [___] and Class [___] Certificates to the Holder of 100% of the then-outstanding Class [___] and Class [___] Certificates, then "Sole Certificateholder" means the Certificateholder of 100% of the Class [___] and Class [___] Certificates.

"Offsetting Modification Fees" means, with respect to any Mortgage Loan, Serviced Whole Loan or REO Loan and with respect to any Workout Fee or Liquidation Fee payable by the Issuing Entity, any and all Modification Fees collected by the Special Servicer as additional servicing compensation, but only to the extent that (1) such Modification Fees were earned and collected by the Special Servicer (A) in connection with the workout or liquidation (including partial liquidation) of a Specially Serviced Loan or REO Loan as to which the subject Workout Fee or Liquidation Fee became payable or (B) in connection with any workout of a Specially Serviced Loan that closed within the prior [18] months (determined as of the closing day of the workout or liquidation as to which the subject Workout Fee or Liquidation Fee became payable) and (2) such Modification Fees were earned in connection with a modification, restructure, extension, waiver or amendment of such Mortgage Loan, Serviced Whole Loan or REO Loan at a time when such Mortgage Loan, Serviced Whole Loan or REO Loan was a Specially Serviced Loan.

The PSA will provide that the Special Servicer and its affiliates will be prohibited from receiving or retaining any compensation or any other remuneration (including, without limitation, in the form of commissions, brokerage fees, rebates, or as a result of any other fee-sharing arrangement) from any person (including, without limitation, the Issuing Entity, any borrower, any manager, any guarantor or indemnitor in respect of a Mortgage Loan or Whole Loan and any purchaser of any Mortgage Loan, Serviced Companion Loan or REO Property) in connection with the disposition, workout or foreclosure of any Mortgage Loan (or Serviced Whole Loan, if applicable), the management or disposition of any REO Property, or the performance of any other special servicing duties under the PSA, other than Permitted Special Servicer/Affiliate Fees, compensation and other remuneration expressly provided for in the PSA.

"Permitted Special Servicer/Affiliate Fees" means any commercially reasonable treasury management fees, banking fees, customary title agent fees and insurance commissions and fees received or retained by the Special Servicer or any of its affiliates in connection with any services performed by such party with respect to any Mortgage Loan, Serviced Whole Loan or REO Property.

Disclosable Special Servicer Fees

The PSA will provide that, with respect to each Collection Period, the Special Servicer must deliver on or before each related Determination Date to the Master Servicer, who will deliver, to the extent it has received, to the Certificate Administrator, without charge and on each Master Servicer Remittance Date, an electronic report which discloses and contains an itemized listing of any Disclosable Special Servicer Fees received by the Special Servicer or any of its affiliates during the related Collection Period. Such report may omit any such information that has previously been delivered to the Certificate Administrator by the Master Servicer or the Special Servicer.

"Disclosable Special Servicer Fees" means, with respect to any Mortgage Loan, Serviced Whole Loan or REO Property, any compensation and other remuneration (including, without limitation, in the form of commissions, brokerage fees, rebates, and as a result of any other fee-sharing arrangement) received or retained by the Special Servicer or any of its affiliates that is paid by any person (including, without limitation, the Issuing Entity, any borrower, any manager, any guarantor or indemnitor in respect of a Mortgage Loan or Serviced Whole Loan and any purchaser of any Mortgage Loan, Serviced Whole Loan or REO Property) in connection with the disposition, workout or foreclosure of any Mortgage Loan or Serviced Whole Loan, if applicable, the management or disposition of any REO Property, and the performance by the Special Servicer or any such affiliate of any other special servicing duties under the PSA; provided that any compensation and other remuneration that the Master Servicer or the Certificate Administrator is permitted to receive or retain pursuant to the terms of the PSA in connection with its respective duties in such capacity as master servicer or certificate administrator under the PSA will not be Disclosable Special Servicer Fees.

Certificate Administrator and Trustee Compensation

As compensation for the performance of its routine duties, the Trustee and Certificate Administrator will be paid a fee (collectively, the "Certificate Administrator/Trustee Fee"). The Certificate Administrator/Trustee Fee will be payable monthly from amounts received in respect of interest on each Mortgage Loan (prior to application of such interest payments to make payments on the certificates) and will accrue at a rate (the "Certificate Administrator/Trustee Fee Rate"), equal to [__]% *per annum*, and will be computed on the same accrual basis as interest accrues on the related Mortgage Loan and based on the Stated Principal Balance of the related Mortgage Loan as of the Due Date in the immediately preceding Collection Period. The Certificate Administrator/Trustee Fee will be paid to the Certificate Administrator and the Certificate Administrator will be required to remit to the Trustee the trustee fee in accordance with the terms of the PSA from the Certificate Administrator/Trustee Fee. In addition, the Trustee and Certificate Administrator will each be entitled to recover from the Issuing Entity all reasonable unanticipated expenses and disbursements incurred or made by such party in accordance with any of the provisions of the PSA, but not including routine expenses incurred in the ordinary course of performing its duties as Trustee or Certificate Administrator, as applicable, under the PSA, and not including any expense, disbursement or advance as may arise from its willful misconduct, negligence, fraud or bad faith.

Operating Advisor Compensation

An operating advisor fee (the "Operating Advisor Fee") will be payable to the Operating Advisor monthly from amounts received with respect to the Mortgage Loans and will accrue at a rate equal to the applicable Operating Advisor Fee Rate with respect to each such Mortgage Loan on the Stated Principal Balance of the related Mortgage Loan and will be calculated on the same interest accrual basis as the related Mortgage Loan and prorated for any partial periods.

The "Operating Advisor Fee Rate" for each Interest Accrual Period is a *per annum* rate equal to, with respect to each Mortgage Loan, [_____]%.

An Operating Advisor Consulting Fee will be payable to the Operating Advisor with respect to each Major Decision on which the Operating Advisor has consultation rights. The "Operating Advisor Consulting Fee" will be a fee for each such Major Decision equal to $[_____] (or, such lesser amount as the related borrower agrees to pay) with respect to any Mortgage Loan; provided that the Operating Advisor may in its sole discretion reduce the Operating Advisor Consulting Fee with respect to any Major Decision.

Each of the Operating Advisor Fee and the Operating Advisor Consulting Fee will be payable from funds on deposit in the Collection Account out of amounts otherwise available to make distributions on the Certificates, but with respect to the Operating Advisor Consulting Fee only to the extent that such fee is actually received from the related borrower. If the Operating Advisor has consultation rights with respect to a Major Decision, the PSA will require the Master Servicer or the Special Servicer, as applicable, to use commercially reasonable efforts consistent with the Servicing Standard to collect the applicable Operating Advisor Consulting Fee from the related borrower in connection with such Major Decision, but only to the extent not prohibited by the related loan documents. The Master Servicer or Special Servicer, as applicable, will each be permitted to waive or reduce the amount of any such Operating Advisor Consulting Fee payable by the related borrower if it determines that such full or partial waiver is in accordance with the Servicing Standard but in no event shall take any enforcement action with respect to the collection of such Operating Advisor Consulting Fee other than requests for collection; provided that the Master Servicer or the Special Servicer, as applicable, will be required to consult with the Operating Advisor prior to any such waiver or reduction.

Asset Representations Reviewer Compensation

With respect to each Delinquent Loan, the asset representations reviewer is required to be paid a fee of $[_____] (the "Asset Representations Reviewer Fee"). Additionally, the asset representations reviewer is required to be paid or reimbursed for its reasonable out-of-pocket costs and expenses

(including the reasonable compensation and the expenses and disbursements of its counsel and of all persons not regularly in its employ) to the extent such payments are "unanticipated expenses", except any such expense or disbursement as may arise from its negligence, bad faith or willful misconduct.

[Similar fees and/or fee provisions to those described above will be (or are expected to be) payable to the applicable asset representations reviewer under each Non-Serviced PSA with respect to the related Non-Serviced Mortgage Loan, although there may be differences in the calculations of such fees.]

If an Affirmative Asset Review Vote is also a Majority Affirmative Asset Review Vote, the Asset Representations Reviewer Fee and such costs and expenses will be payable from funds on deposit in the Collection Account out of amounts otherwise available to make distributions on the certificates as described above in "*Pooling and Servicing Agreement—Withdrawals from the Collection Account*", except that the Asset Representations Reviewer Fee and any related costs and expenses with respect to a Delinquent Loan is required to be included in the [Purchase Price] for any Mortgage Loan that was the subject of a completed Asset Review and that is repurchased by a mortgage loan seller. If an Affirmative Asset Review Vote is not a Majority Affirmative Asset Review Vote, the Asset Representations Reviewer Fee and such costs and expenses will be payable by the Certificateholders that affirmatively voted to authorize the Asset Reviewer.

CREFC® *Intellectual Property Royalty License Fee*

CREFC® Intellectual Property Royalty License Fee will be paid to CREFC® on a monthly basis.

"CREFC® Intellectual Property Royalty License Fee" with respect to each Mortgage Loan, REO Loan (other than the portion of an REO Loan related to any Serviced Companion Loan) and Subordinate Companion Loan and for any Distribution Date is the amount accrued during the related Interest Accrual Period at the CREFC® Intellectual Property Royalty License Fee Rate on the Stated Principal Balance of such Mortgage Loan, REO Loan or Subordinate Companion Loan as of the close of business on the Distribution Date in such Interest Accrual Period; *provided*, that such amounts will be computed for the same period and on the same interest accrual basis respecting which any related interest payment due or deemed due on the related Mortgage Loan, REO Loan or Subordinate Companion Loan is computed and will be prorated for partial periods. The CREFC® Intellectual Property Royalty License Fee is a fee payable to CREFC® for a license to use the CREFC® Investor Reporting Package in connection with the servicing and administration, including delivery of periodic reports to the Certificateholders, of the issuing entity pursuant to the PSA. No CREFC® Intellectual Property Royalty License Fee will be paid on any Companion Loan.

"CREFC® Intellectual Property Royalty License Fee Rate" with respect to each Mortgage Loan and Trust Subordinate Companion Loan is a rate equal to 0.0005% *per annum*.

Appraisal Reduction Amounts

After an Appraisal Reduction Event has occurred with respect to a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or a Serviced Whole Loan, an Appraisal Reduction Amount is required to be calculated. An "Appraisal Reduction Event" will occur on the earliest of:

(i)   the date on which such Mortgage Loan or Serviced Whole Loan becomes a Modified Mortgage Loan (as defined below),

(ii) the 90th day following the occurrence of any uncured delinquency in Periodic Payments with respect to such Mortgage Loan or Serviced Whole Loan,

(iii) receipt of notice that the related borrower has filed a bankruptcy petition or the date on which a receiver is appointed and continues in such capacity in respect of a Mortgaged Property securing such Mortgage Loan or Serviced Whole Loan or the 60th day after the related borrower becomes the subject of involuntary bankruptcy proceedings and such proceedings are not dismissed in respect of a Mortgaged Property securing such Mortgage Loan or Serviced Whole Loan,

(iv)   the date on which the Mortgaged Property securing such Mortgage Loan or Serviced Whole Loan becomes an REO Property, and

(v)   a payment default shall have occurred with respect to the related balloon payment; *provided, however*, if (A) the related borrower is diligently seeking a refinancing commitment (and delivers a statement to that effect to the master servicer within 30 days after the default, who shall promptly deliver a copy to the special servicer, the operating advisor and the directing certificateholder (but only for so long as no Consultation Termination Event has occurred)), (B) the related borrower continues to make its Assumed Scheduled Payment, (C) no other Appraisal Reduction Event has occurred with respect to that Mortgage Loan or Serviced Whole Loan, and (D) for so long as no Control Termination Event has occurred and is continuing, the Directing Certificateholder consents, an Appraisal Reduction Event will not occur until 60 days beyond the related maturity date, unless extended by the Special Servicer in accordance with the Mortgage Loan documents or the PSA; and *provided, further*, if the related borrower has delivered to the master servicer, who shall have promptly delivered a copy to the special servicer, the operating advisor and the directing certificateholder (but only for so long as no Consultation Termination Event has occurred), on or before the 60th day after the related maturity date, a refinancing commitment reasonably acceptable to the special servicer, and the borrower continues to make its Assumed Scheduled Payments (and no other Appraisal Reduction Event has occurred with respect to that Mortgage Loan or Serviced Whole Loan), an Appraisal Reduction Event will not occur until the earlier of (1) 120 days beyond the related maturity date (or extended maturity date) and (2) the termination of the refinancing commitment.

A "Modified Mortgage Loan" is any Specially Serviced Loan which has been modified by the special servicer in a manner that: (a) reduces or delays the amount or timing of any payment of principal or interest due thereon (other than, or in addition to, bringing current Periodic Payments with respect to such Mortgage Loan or Serviced Whole Loan); (b) except as expressly contemplated by the related mortgage, results in a release of the lien of the mortgage on any material portion of the related Mortgaged Property without a corresponding principal prepayment in an amount not less than the fair market value (as-is) of the property to be released; or (c) in the reasonable good faith judgment of the special servicer, otherwise materially impairs the value of the security for such Mortgage Loan or Serviced Companion Loan or reduces the likelihood of timely payment of amounts due thereon.

No Appraisal Reduction Event may occur at any time when the Certificate Balances of all classes of Subordinate Certificates have been reduced to zero.

The "Appraisal Reduction Amount" for any Distribution Date and for any Mortgage Loan (other than any Non-Serviced Mortgage Loan) or any Serviced Whole Loan as to which any Appraisal Reduction Event has occurred, will be an amount, calculated by the special servicer (prior to the occurrence of a Consultation Termination Event, in consultation with the Directing Certificateholder and, after the occurrence and during the continuance of a Control Termination Event, in consultation with the operating advisor), as of the first Determination Date that is at least 10 business days following the date the special servicer receives an appraisal or conducts a valuation described below equal to the excess of:

(a)   the Stated Principal Balance of that Mortgage Loan or the Stated Principal Balance of the applicable Serviced Whole Loan, as the case may be, over

(b)   the excess of:

(i)   the sum of:

- 90% of the appraised value of the related Mortgaged Property as determined (A) by one or more MAI appraisals obtained by the special servicer with respect to that Mortgage Loan (together with any other Mortgage Loan cross-collateralized with such Mortgage Loan) or Serviced Whole Loan with an outstanding principal balance equal to or in excess of [$2,000,000] (the costs of which will be paid by the master servicer as an Advance), or (B) by an internal valuation performed by the special servicer with

respect to any Mortgage Loan (together with any other Mortgage Loan cross-collateralized with such Mortgage Loan) or Serviced Whole Loan with an outstanding principal balance less than [$2,000,000], minus with respect to any MAI appraisals such downward adjustments as the special servicer may make (without implying any obligation to do so) based upon its review of the appraisals and any other information it deems relevant;

- all escrows, letters of credit and reserves in respect of that Mortgage Loan or Serviced Whole Loan as of the date of calculation; and

- all insurance and casualty proceeds and condemnation awards that constitute collateral for the related Mortgage Loan or Serviced Whole Loan; over

(ii) the sum as of the Due Date occurring in the month of the date of determination of:

- to the extent not previously advanced by the master servicer or the trustee, all unpaid interest due on that Mortgage Loan or Serviced Whole Loan at a *per annum* rate equal to the Mortgage Rate (and any accrued and unpaid interest on any Subordinate Companion Loan);

- all P&I Advances on the related Mortgage Loan and all Servicing Advances on the related Mortgage Loan or Serviced Whole Loan not reimbursed from the proceeds of such Mortgage Loan or Serviced Whole Loan and interest on those Advances at the Reimbursement Rate in respect of that Mortgage Loan or Serviced Whole Loan;

- all currently due and unpaid real estate taxes and assessments, insurance premiums and ground rents, unpaid Special Servicing Fees and all other amounts due and unpaid [(including any capitalized interest whether or not then due and payable)] with respect to such Mortgage Loan, Serviced Whole Loan (which tax, premiums, ground rents and other amounts have not been the subject of an Advance by the master servicer, the special servicer or the trustee, as applicable); and

- any other unpaid additional expenses of the issuing entity in respect of such Mortgage Loan or Serviced Whole Loan.

[Each Serviced Whole Loan will be treated as a single Mortgage Loan for purposes of calculating an Appraisal Reduction Amount with respect to the Mortgage Loan and Companion Loan, as applicable, that comprise such Serviced Whole Loan. Any Appraisal Reduction Amount in respect of any Serviced Whole Loan with a Pari Passu Companion Loan will be allocated in accordance with the related Intercreditor Agreement or, if no allocation is specified in the related Intercreditor Agreement, then, *pro rata*, between the related Serviced Mortgage Loan and the related Serviced Pari Passu Companion Loan based upon their respective Stated Principal Balances. Any Appraisal Reduction Amount in respect of any AB Whole Loan will be allocated in accordance with the related Intercreditor Agreement or, if no allocation is specified in the related Intercreditor Agreement, then, *first*, to the Subordinate Companion Loan (until the principal balance thereof is notionally reduced to zero by such Appraisal Reduction Amounts) and *second*, to the related Mortgage Loan.]

The special servicer will be required to order an appraisal or conduct a valuation, promptly upon the occurrence of an Appraisal Reduction Event (other than with respect to a Non-Serviced Whole Loan). On the first Determination Date occurring on or after the tenth business day following the receipt of the MAI appraisal or the completion of the valuation, the master servicer will be required to calculate and report to the special servicer, the trustee, the certificate administrator, the operating advisor and, prior to the occurrence of any Consultation Termination Event, the Directing Certificateholder, the Appraisal Reduction Amount, taking into account the results of such appraisal or valuation and receipt of information requested by the master servicer from the special servicer reasonably necessary to calculate the Appraisal Reduction Amount. Such report will also be forwarded by the master servicer (or the special servicer if the related Mortgage Loan is a Specially Serviced Loan), to the extent the related Serviced

Companion Loan has been included in a securitization transaction, to the master servicer of such securitization into which the related Serviced Companion Loan has been sold, or to the holder of any related Serviced Companion Loan by the master servicer (or the special servicer if the related Mortgage Loan is a Specially Serviced Loan).

In the event that the special servicer has not received any required MAI appraisal within 60 days after the Appraisal Reduction Event (or, in the case of an appraisal in connection with an Appraisal Reduction Event described in clause (ii) of the definition of Appraisal Reduction Event above, within 30 days), the Appraisal Reduction Amount will be deemed to be an amount equal to 25% of the current Stated Principal Balance of the related Mortgage Loan (or Serviced Whole Loan) until an MAI appraisal is received by the special servicer. The Appraisal Reduction Amount is calculated as of the first Determination Date that is at least ten (10) business days after the special servicer's receipt of such MAI appraisal. The special servicer will provide (via electronic delivery) the master servicer with any information in its possession that is reasonably required to determine, redetermine, calculate or recalculate any Appraisal Reduction Amount pursuant to its definition using reasonable efforts to deliver such information within four business days of the master servicer's reasonable request (which request is required to be made promptly, but in no event later than ten (10) business days, after the special servicer's receipt and delivery to the master servicer of the applicable appraisal or preparation of the applicable internal valuation); *provided, however*, that the master servicer's failure to timely make such a request will not relieve the special servicer of its obligation to use reasonable efforts to provide such information to the master servicer within four (4) business days following the master servicer's reasonable request. The special servicer will not calculate Appraisal Reduction Amounts.

With respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loans) and each Serviced Whole Loan as to which an Appraisal Reduction Event has occurred (unless the Mortgage Loan or Serviced Whole Loan has remained current for three consecutive Periodic Payments, and with respect to which no other Appraisal Reduction Event has occurred with respect to that Mortgage Loan during the preceding three months (for such purposes taking into account any amendment or modification of such Mortgage Loan, any related Serviced Companion Loan or Serviced Whole Loan)), the special servicer is required (i) within 30 days of the end of each 9-month period following the related Appraisal Reduction Event and (ii) upon its determination that the value of the related Mortgaged Property has materially changed, to notify the master servicer of the occurrence of such anniversary or determination and to order an appraisal (which may be an update of a prior appraisal), the cost of which will be paid by the master servicer as a Servicing Advance (or to the extent it would be a Nonrecoverable Advance, an expense of the issuing entity paid out of the Collection Account), or to conduct an internal valuation, as applicable. Based upon the appraisal or valuation and receipt of information reasonably requested by the special servicer from the master servicer necessary to calculate the Appraisal Reduction Amount, the special servicer is required to determine or redetermine, as applicable, and report to the master servicer, the trustee, the certificate administrator, the operating advisor and, prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder, the calculated or recalculated amount of the Appraisal Reduction Amount with respect to the Mortgage Loan or Serviced Whole Loan, as applicable. Such report will also be forwarded to the holder of any related Companion Loan by the master servicer (or the special servicer if the related Mortgage Loan is a Specially Serviced Loan). Prior to the occurrence of a Consultation Termination Event, the special servicer will consult with the Directing Certificateholder, with respect to any appraisal, valuation or downward adjustment in connection with an Appraisal Reduction Amount. Notwithstanding the foregoing, the special servicer will not be required to obtain an appraisal or valuation with respect to a Mortgage Loan or Serviced Whole Loan that is the subject of an Appraisal Reduction Event to the extent the special servicer has obtained an appraisal or valuation with respect to the related Mortgaged Property within the 9-month period prior to the occurrence of the Appraisal Reduction Event. Instead, the special servicer may use the prior appraisal or valuation in calculating any Appraisal Reduction Amount with respect to the Mortgage Loan or Serviced Whole Loan, *provided* that the special servicer is not aware of any material change to the Mortgaged Property that has occurred that would affect the validity of the appraisal or valuation.

Each Non-Serviced Mortgage Loan is subject to the provisions in the related Non-Serviced PSA relating to appraisal reductions that are similar, but not necessarily identical, to the provisions described

above. The existence of an appraisal reduction under the related Non-Serviced PSA in respect of any Non-Serviced Mortgage Loan will proportionately reduce the master servicer's or the trustee's, as the case may be, obligation to make P&I Advances on a Non-Serviced Mortgage Loan and will generally have the effect of reducing the amount otherwise available for distributions to the Certificateholders. Pursuant to the related Non-Serviced PSA, each Non-Serviced Mortgage Loan will be treated together with each related Non-Serviced Companion Loan as a single Mortgage Loan for purposes of calculating an appraisal reduction amount with respect to the loans that comprise such Non-Serviced Whole Loan. Any appraisal reduction calculated with respect to any Non-Serviced Whole Loan will generally be allocated to the related Non-Serviced Mortgage Loan and the Non-Serviced Pari Passu Companion Loan, on a *pro rata* basis based upon their respective Stated Principal Balances.

If any Mortgage Loan (other than any Non-Serviced Mortgage Loan) or any Serviced Whole Loan previously subject to an Appraisal Reduction Amount that becomes a Corrected Loan, and with respect to which no other Appraisal Reduction Event has occurred and is continuing, the Appraisal Reduction Amount and the related Appraisal Reduction Event will cease to exist.

As a result of calculating one or more Appraisal Reduction Amounts (and, in the case of any Whole Loan, to the extent allocated in the related Mortgage Loan), the amount of any required P&I Advance will be reduced, which will have the effect of reducing the amount of interest available to the most subordinate class of certificates or Trust Components then-outstanding (*i.e.*, first, to Class [__] certificates, second, to the Class [__] certificates, third, to the Class [__] certificates, fourth, to the Class [A] Trust Component (and correspondingly, to the Class [A] certificates and the Class [EC] certificates, *pro rata* based on their respective percentage interests in the Class [A] Trust Component), fifth, to the Class [B] Trust Component (and correspondingly, to the Class [B] certificates and the Class [EC] certificates, *pro rata* based on their respective percentage interests in the Class [B] Trust Component), sixth, to the Class [C] Trust Component (and correspondingly, to the Class [C] certificates and the Class [EC] certificates, *pro rata* based on their respective percentage interests in the Class [C] Trust Component), and finally, *pro rata* based on their respective interest entitlements, to the Senior Certificates). See "*Pooling and Servicing Agreement—Advances*".

For purposes of determining the Controlling Class, Appraisal Reduction Amounts allocated to a related Mortgage Loan will be allocated to each class of Principal Balance Certificates (*i.e.*, first, to Class [__] certificates, second, to the Class [__] certificates, third, to the Class [__] certificates, fourth, to the Class [A] Trust Component (and correspondingly, to the Class [A] certificates and the Class [EC] certificates, *pro rata* based on their respective percentage interests in the Class [A] Trust Component), fifth, to the Class [B] Trust Component (and correspondingly, to the Class [B] certificates and the Class [EC] certificates, *pro rata* based on their respective percentage interests in the Class [B] Trust Component), sixth, to the Class [C] Trust Component (and correspondingly, to the Class [C] certificates and the Class [EC] certificates, *pro rata* based on their respective percentage interests in the Class [C] Trust Component), and finally, *pro rata* based on their respective interest entitlements, to the Senior Certificates). With respect to any Appraisal Reduction Amount calculated for purposes of determining the Controlling Class, the appraised value of the related Mortgaged Property will be determined on an "as-is" basis.

Any class of Control Eligible Certificates, the Certificate Balance of which (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the Certificate Balance of such class) has been reduced to less than 25% of its initial Certificate Balance, is referred to as an "Appraised-Out Class". The holders of the majority (by Certificate Balance) of an Appraised-Out Class will have the right, at their sole expense, to require the special servicer to order a supplemental appraisal of any Mortgage Loan (or Serviced Whole Loan) for which an Appraisal Reduction Event has occurred (such holders, the "Requesting Holders"). The special servicer will use its reasonable best efforts to ensure that such appraisal is delivered within 30 days from receipt of the Requesting Holders' written request and will ensure that such appraisal is prepared on an "as-is" basis by an MAI appraiser. Upon receipt of such supplemental appraisal, the special servicer will be required to determine, in accordance with the Servicing Standard, whether, based on its assessment of such supplemental appraisal, any recalculation of the applicable Appraisal Reduction Amount is warranted and, if so warranted will recalculate such

Appraisal Reduction Amount based upon such supplemental appraisal and receipt of information requested by the special servicer from the master servicer as described above. If required by any such recalculation, the applicable Appraised-Out Class will be reinstated as the Controlling Class and each other Appraised-Out Class will, if applicable, have its related Certificate Balance notionally restored to the extent required by such recalculation of the Appraisal Reduction Amount.

In addition, the Requesting Holders of any Appraised-Out Class will have the right, at their sole expense, to require the special servicer to order an additional appraisal of any Mortgage Loan (other than a Non-Serviced Mortgage Loan) for which an Appraisal Reduction Event has occurred if an event has occurred at, or with regard to, the related Mortgaged Property or Mortgaged Properties that would have a material effect on its appraised value, and the special servicer is required to use reasonable efforts to obtain an appraisal from an MAI appraiser reasonably acceptable to the special servicer within 60 days from receipt of the Requesting Holders' written request; provided, that the special servicer will not be required to obtain such appraisal if it determines in accordance with the Servicing Standard that no events at, or with regard to, the related Mortgaged Property or Mortgaged Properties have occurred that would have a material effect on the Appraised Value of the related Mortgaged Property or Mortgaged Properties. The right of the holders of an Appraised-Out Class to require the special servicer to order an additional appraisal as described in this paragraph will be limited to no more frequently than once in any 9-month period with respect to any Mortgage Loan.

In addition, the Requesting Holders of any Appraised-Out Class will have the right, at their sole expense, to require the special servicer to order an additional appraisal of any Mortgage Loan (other than a Non-Serviced Mortgage Loan) for which an Appraisal Reduction Event has occurred if an event has occurred at, or with regard to, the related Mortgaged Property or Mortgaged Properties that would have a material effect on its appraised value, and the special servicer is required to use reasonable efforts to obtain an appraisal from an MAI appraiser reasonably acceptable to the special servicer within 60 days from receipt of the Requesting Holders' written request; provided, that the special servicer will not be required to obtain such appraisal if it determines in accordance with the Servicing Standard that no events at, or with regard to, the related Mortgaged Property or Mortgaged Properties have occurred that would have a material effect on the Appraised Value of the related Mortgaged Property or Mortgaged Properties. The right of the holders of an Appraised-Out Class to require the special servicer to order an additional appraisal as described in this paragraph will be limited to no more frequently than once in any 9-month period with respect to any Mortgage Loan.

Any Appraised-Out Class for which the Requesting Holders are challenging the special servicer's Appraisal Reduction Amount determination may not exercise any direction, control, consent and/or similar rights of the Controlling Class until such time, if any, as such class is reinstated as the Controlling Class; the rights of the Controlling Class will be exercised by the most senior Control Eligible Certificates, if any, during such period.

With respect to each Non-Serviced Mortgage Loan, the related directing certificateholder or directing certificateholder will be subject to provisions similar to those described above. See "*Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan"* and *"Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan"*. [With respect to an AB Whole Loan, the holder of the Subordinate Companion Loan may in certain circumstances post collateral to avoid a change of control as described in *"Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan"*.]

Maintenance of Insurance

In the case of each Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan, as applicable (but excluding any Mortgage Loan as to which the related Mortgaged Property has become an REO Property and any Non-Serviced Mortgage Loan), the master servicer will be required to use commercially reasonable efforts consistent with the Servicing Standard to cause the related borrower to maintain the following insurance coverage (including identifying the extent to which such borrower is maintaining insurance coverage and, if such borrower does not so maintain, the master servicer will be

required to itself cause to be maintained) for the related Mortgaged Property: (a) except where the Mortgage Loan documents permit a borrower to rely on self-insurance provided by a tenant, a fire and casualty extended coverage insurance policy that does not provide for reduction due to depreciation, in an amount that is at least equal to the lesser of the full replacement cost of the improvements securing the Mortgage Loan or Serviced Whole Loan, as applicable, or the Stated Principal Balance of the Mortgage Loan or the Serviced Whole Loan, as applicable, but, in any event, in an amount sufficient to avoid the application of any co-insurance clause, and (b) all other insurance coverage as is required (including, but not limited to, coverage for acts of terrorism), subject to applicable law, under the related Mortgage Loan documents.

Notwithstanding the foregoing,

(i) the master servicer will not be required to maintain any earthquake or environmental insurance policy on any Mortgaged Property unless the trustee has an insurable interest and such insurance policy was (x) in effect at the time of the origination of such Mortgage Loan or the Serviced Whole Loan, as applicable, or (y) required by the related Mortgage Loan documents and is available at commercially reasonable rates; provided, that the master servicer will be required to require the related borrower to maintain such insurance in the amount, in the case of clause (x), maintained at origination, and in the case of clause (y), required by such Mortgage Loan or Serviced Whole Loan, in each case, to the extent such amounts are available at commercially reasonable rates and to the extent the trustee has an insurable interest;

(ii) if and to the extent that any Mortgage Loan document grants the lender thereunder any discretion (by way of consent, approval or otherwise) as to the insurance provider from whom the related borrower is to obtain the requisite insurance coverage, the master servicer must (to the extent consistent with the Servicing Standard) require the related borrower to obtain the requisite insurance coverage from qualified insurers that meet the required ratings set forth in the PSA;

(iii) the master servicer will have no obligation beyond using its reasonable efforts consistent with the Servicing Standard to enforce those insurance requirements against any borrower; provided, that this will not limit the master servicer's obligation to obtain and maintain a force-placed insurance policy as set forth in the PSA;

(iv) except as provided below, in no event will the master servicer be required to cause the borrower to maintain, or itself obtain, insurance coverage to the extent that the failure of such borrower to maintain insurance coverage is an Acceptable Insurance Default (as determined by the special servicer subject to the discussion under "—*The Directing Certificateholder*" and "—*The Operating Advisor*" above in this prospectus);

(v) to the extent the master servicer itself is required to maintain insurance that the borrower does not maintain, the master servicer will not be required to maintain insurance other than what is available on a force-placed basis at commercially reasonable rates, and only to the extent the issuing entity as lender has an insurable interest thereon; and

(vi) any explicit terrorism insurance requirements contained in the related Mortgage Loan documents are required to be enforced by the master servicer in accordance with the Servicing Standard (unless the special servicer and, if no Control Termination Event has occurred and is continuing, the Directing Certificateholder, have consented to a waiver (including a waiver to permit the master servicer to accept insurance that does not comply with specific requirements contained in the Mortgage Loan documents) in writing of that provision in accordance with the Servicing Standard).

With respect to each REO Property, the special servicer will generally be required to use reasonable efforts, consistent with the Servicing Standard, to maintain with an insurer meeting certain criteria set forth in the PSA (subject to the right of the special servicer to direct the master servicer to make a Servicing Advance for the costs associated with coverage that the special servicer determines to maintain, in which case the master servicer will be required to make that Servicing Advance (subject to the recoverability

determination and Servicing Advance procedures described above under "—*Advances*" in this prospectus)) to the extent reasonably available at commercially reasonable rates and to the extent the trustee has an insurable interest (a) a fire and casualty extended coverage insurance policy, which does not provide for reduction due to depreciation, in an amount that is at least equal to the lesser of the full replacement value of the Mortgaged Property or the Stated Principal Balance of the Mortgage Loan (other than a Non-Serviced Mortgage Loan), REO Loan or Serviced Whole Loan, as applicable (or such greater amount of coverage required by the related Mortgage Loan documents (unless such amount is not available or if no Control Termination Event has occurred and is continuing, the Directing Certificateholder has consented to a lower amount)), but, in any event, in an amount sufficient to avoid the application of any co-insurance clause, (b) a comprehensive general liability insurance policy with coverage comparable to that which would be required under prudent lending requirements and in an amount not less than $1,000,000 per occurrence and (c) to the extent consistent with the Servicing Standard, a business interruption or rental loss insurance covering revenues or rents for a period of at least 12 months. However, the special servicer will not be required in any event to maintain or obtain insurance coverage described in this paragraph beyond what is reasonably available at a commercially reasonable rates and consistent with the Servicing Standard.

If either (x) the master servicer or the special servicer obtains and maintains, or causes to be obtained and maintained, a blanket policy or master force-placed policy insuring against hazard losses on all of the Mortgage Loans (other than any Non-Serviced Mortgage Loan) and the Serviced Whole Loans and the REO Properties, as applicable, as to which it is the master servicer or the special servicer, as the case may be, then, to the extent such policy (i) is obtained from an insurer meeting certain criteria set forth in the PSA, and (ii) provides protection equivalent to the individual policies otherwise required or (y) the master servicer or special servicer, as applicable, meetings the ratings requirements of the Rating Agencies set forth in the PSA, and the master servicer or the special servicer self-insures for its obligation to maintain the individual policies otherwise required, then the master servicer or special servicer, as the case may be, will conclusively be deemed to have satisfied its obligation to cause hazard insurance to be maintained on the related Mortgaged Properties or REO Properties, as applicable. Such a blanket or master force-placed policy may contain a deductible clause (not in excess of a customary amount), in which case the master servicer or the special servicer, as the case may be, that maintains such policy will be required, if there shall not have been maintained on any Mortgaged Property securing a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or REO Property thereunder a hazard insurance policy complying with the requirements described above, and there shall have been one or more losses that would have been covered by such an individual policy, to promptly deposit into the Collection Account (or, with respect to a Serviced Whole Loan, the related separate custodial account), from its own funds, the amount not otherwise payable under the blanket or master force-placed policy in connection with such loss or losses because of such deductible clause to the extent that any such deductible exceeds the deductible limitation that pertained to the related Mortgage Loan or the related Serviced Whole Loan (or, in the absence of any such deductible limitation, the deductible limitation for an individual policy which is consistent with the Servicing Standard).

The costs of the insurance premiums incurred by the master servicer or the special servicer may be recovered by the master servicer or the special servicer, as applicable, from reimbursements received from the related borrower or, if the borrower does not pay those amounts, as a Servicing Advance (to the extent that such Servicing Advances are recoverable advances) as set forth in the PSA. However, even if such Servicing Advance would be a nonrecoverable advance, the master servicer or the special servicer, as applicable, may make such payments using funds held in the Collection Account (or, with respect to a Serviced Whole Loan, the related Serviced Whole Loan Custodial Account) or may be permitted or required to make such Servicer Advance, subject to certain conditions set forth in the PSA.

No pool insurance policy, special hazard insurance policy, bankruptcy bond, repurchase bond or certificate guarantee insurance will be maintained with respect to the Mortgage Loans or any Serviced Whole Loan, nor will any Mortgage Loan be subject to Federal Housing Administration insurance.

"Acceptable Insurance Default" means, with respect to any Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan, any default arising by reason of the failure of the

related borrower to maintain standard extended coverage casualty insurance or other insurance that covers acts of terrorism, as to which the special servicer has determined, in accordance with the Servicing Standard and, unless a Control Termination Event has occurred and is continuing, with the consent of the Directing Certificateholder, that either (i) such insurance is not available at commercially reasonable rates and the subject hazards are not at the time commonly insured against for properties similar to the Mortgaged Property and located in or around the geographic region in which such Mortgaged Property is located (but only by reference to such insurance that has been obtained by such owners at current market rates), or (ii) such insurance is not available at any rate; *provided* that the Directing Certificateholder will not have more than 30 days to respond to the special servicer's request for such consent; *provided*, *further*, that upon the special servicer's determination, consistent with the Servicing Standard, that exigent circumstances do not allow the special servicer to consult with the Directing Certificateholder, the special servicer will not be required to do so.

Modifications, Waivers and Amendments

The PSA will permit (a) as to Mortgage Loans that are not Specially Serviced Loans, the master servicer (subject to the special servicer's consent, except as provided below) or (b) with respect to any Specially Serviced Loan, the special servicer, in each case subject to the rights of the Directing Certificateholder and, in the case of the special servicer, after consultation with the operating advisor to the extent described above under "—*The Operating Advisor*" in this prospectus, to modify, waive or amend any term of any Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Companion Loan if such modification, waiver or amendment (i) is consistent with the Servicing Standard and (ii) would not constitute a "significant modification" of such Mortgage Loan or Serviced Companion Loan pursuant to Treasury regulations Section 1.860G-2(b) and would not otherwise (A) cause any Trust REMIC to fail to qualify as a REMIC or (B) result in the imposition of a tax upon any Trust REMIC or the issuing entity (including but not limited to the tax on "prohibited transactions" as defined in Code Section 860F(a)(2) and the tax on contributions to a REMIC set forth in Code Section 860G(d), but not including the tax on "net income from foreclosure property" under Code Section 860G(c)).

In connection with (i) the release of a Mortgaged Property or any portion of a Mortgaged Property from the lien of the related Mortgage or (ii) the taking of a Mortgaged Property (other than a Mortgaged Property securing the Non-Serviced Whole Loan) or any portion of a Mortgaged Property by exercise of the power of eminent domain or condemnation, if the related Mortgage Loan documents require the master servicer or the special servicer, as applicable, to calculate (or to approve the calculation of the related borrower of) the loan to value ratio of the remaining Mortgaged Property or mortgaged properties or the fair market value of the real property constituting the remaining Mortgaged Property or Mortgaged Properties, for purposes of REMIC qualification of the related Mortgage Loan, then such calculation shall exclude the value of personal property and going concern value, if any.

In no event, however, may the master servicer or the special servicer extend the maturity of any Mortgage Loan, Serviced Whole Loan or Specially Serviced Loan to a date occurring later than the earlier of (A) five years prior to the Rated Final Distribution Date and (B) if the Mortgage Loan, Serviced Whole Loan or Specially Serviced Loan is secured solely or primarily by a ground lease (or, with respect to a leasehold interest where the borrower is the lessee and that is a space lease or an air rights lease, such space lease or air rights lease), the date 20 years prior to the expiration of the term of such ground lease (or, with respect to a leasehold interest where the borrower is the lessee and that is a space lease or an air rights lease, such space lease or air rights lease) (or 10 years prior to the expiration of such lease if the master servicer or the special servicer, as applicable, gives due consideration to the remaining term of the ground lease (or, with respect to a leasehold interest where the borrower is the lessee and that is a space lease or an air rights lease, such space lease or an air rights lease) and such extension is in the best interest of the Certificateholders and if a Serviced Companion Loan is involved, the holder of the related Serviced Companion Loan (as a collective whole as if such Certificateholders and Serviced Companion Loan holder constituted a single lender) and, if no Control Termination Event has occurred and is continuing, with the consent of the Directing Certificateholder).

In addition, neither the master servicer nor the special servicer may permit any borrower to add or substitute any collateral for an outstanding Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan, which collateral constitutes real property, unless the master servicer or the special servicer, as applicable, receives a Rating Agency Confirmation.

The consent of the special servicer is required to any modification, waiver or amendment with regard to any Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan that is not a Specially Serviced Loan (other than certain non-material modifications, waivers or amendments), and the special servicer will also be required to obtain the consent of the Directing Certificateholder and will be required to consult with the operating advisor in connection with any such modification, waiver or amendment, to the extent described under "—*The Directing Certificateholder*" and "—*The Operating Advisor*".

The special servicer is also required to obtain the consent of the Directing Certificateholder and will be required to consult with the operating advisor in connection with any modification, waiver or amendment with regard to any Specially Serviced Loan to the extent described under "—*The Directing Certificateholder*" and "—*The Operating Advisor*" in this prospectus. When the special servicer's consent is required with respect to any non-Specially Serviced Loan (other than a Non-Serviced Mortgage Loan), the master servicer shall promptly provide the special servicer with written notice of any request for modification, waiver or amendment accompanied by the master servicer's recommendation and analysis and any and all information in the master servicer's possession that the special servicer may reasonably request to grant or withhold such consent. When the special servicer's consent is required under the PSA, such consent will be deemed given 15 business days (or, in connection with an Acceptable Insurance Default, 90 days) after receipt (unless earlier objected to) by the special servicer from the master servicer of the master servicer's written analysis and recommendation with respect to such proposed action together with such other information reasonably required by the special servicer. With respect to all Specially Serviced Loans and non-Specially Serviced Loans, the special servicer will be required to obtain, prior to consenting to such a proposed action of the master servicer, and prior to itself taking such an action, the written consent of the Directing Certificateholder, which consent will be deemed given 10 business days (or, in connection with an Acceptable Insurance Default, 30 days) after receipt (unless earlier objected to) by the Directing Certificateholder of the master servicer's and/or special servicer's, as applicable, written analysis and recommendation with respect to such waiver together with such other information reasonably required by the Directing Certificateholder.

The master servicer or the special servicer, as applicable, is required to notify the trustee, the certificate administrator, the Directing Certificateholder (other than during the period when a Consultation Termination Event has occurred and is continuing), the operating advisor (only if a Control Termination Event has occurred and is continuing), the depositor and the 17g-5 Information Provider (who will promptly post such notice to the 17g-5 Information Provider's website), in writing, of any modification, waiver, material consent or amendment of any term of any Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Companion Loan and the date of the modification and deliver a copy to the custodian for deposit in the related mortgage file, an original counterpart of the agreement relating to such modification, waiver, material consent or amendment, promptly (and in any event within 10 business days) following the execution of the agreement.

For any performing Mortgage Loan (other than a Non-Serviced Mortgage Loan) and Serviced Whole Loan, and subject to the rights of the special servicer, the Directing Certificateholder (as described above under "—*The Directing Certificateholder*"), as applicable, the master servicer, without the consent of the special servicer, the Directing Certificateholder or the operating advisor, as applicable, will be responsible to determine whether to consent to or approve any request by a borrower with respect to:

(a) approving routine leasing activity with respect to any lease for less than the lesser of (i) 30,000 square feet and (ii) 30% of the net rentable area of the related Mortgaged Property;

(b) approving any waiver affecting the timing of receipt of financial statements from any borrower; provided that such financial statements are delivered no less than quarterly and within 60 days after the end of the calendar quarter;

(c) approving annual budgets for the related Mortgaged Property; provided that no such budget (i) provides for the payment of operating expenses in an amount equal to more than 110% of the amounts budgeted therefor for the prior year or (ii) provides for the payment of any material expenses to any affiliate of the borrower (other than the payment of a management fee to any property manager if such management fee is no more than the management fee in effect on the Cut-off Date);

(d) subject to other restrictions in this prospectus regarding Principal Prepayments, waiving any provision of a Mortgage Loan or Serviced Whole Loan requiring a specified number of days' notice prior to a Principal Prepayment;

(e) approving non-material modifications, consents or waivers (other than modifications, consents or waivers specifically prohibited under this "—*Modifications, Waivers and Amendments*" section) in connection with a defeasance permitted by the terms of the PSA, and subject to certain conditions, including in certain cases, delivery of an opinion of counsel (which opinion of counsel will be an expense of the borrower) to the effect that such modification, waiver or consent would not cause either Trust REMIC to fail to qualify as a REMIC under the Code or result in a "prohibited transaction" under the REMIC provisions of the Code or cause the [Grantor Trust] to fail to qualify as a grantor trust for federal income tax purposes;

(f) approving consents with respect to non-material rights of way and non-material easements and consent to subordination of the related Mortgage Loan to such non-material rights of way or easements; provided that the master servicer has determined in accordance with the Servicing Standard that such right-of-way or easement does not materially interfere with the then-current use of the related Mortgaged Property or the security intended to be provided by the related Mortgage and will not have a material adverse effect on the value of such Mortgaged Property;

(g) granting waivers of minor covenant defaults (other than financial covenants);

(h) as permitted under the Mortgage Loan documents, payment from any escrow or reserve, or approving disbursements of any earnout or holdback amounts in accordance with the related Mortgage Loan documents, except (i) releases of any escrows, reserve accounts or letters of credit held as performance escrows or reserves unless required pursuant to the specific terms of the related Mortgage Loan and for which there is no material lender discretion or (ii) releases of earnout or holdback amount applicable to certain Mortgage Loans identified in the Pooling and Servicing Agreement;

(i) approving a change of the property manager at the request of the related borrower so long as (i) the successor property manager is not affiliated with the borrower and is a nationally or regionally recognized manager of similar properties, and (ii) the subject Mortgage Loan does not have an outstanding principal balance in excess of the lesser of $5,000,000 or 2% of the then aggregate principal balance of the Mortgage Loans; and

(j) any non-material modifications, waivers or amendments not provided for in clauses (a) through (i) above, which are necessary to cure any ambiguities or to correct scrivener's errors in the terms of the related Mortgage Loan.

See also "—*The Directing Certificateholder*" and "—*The Operating Advisor*" above for a description of the Directing Certificateholder's and the Operating Advisor's rights with respect to modifications, waivers and amendments and reviewing and approving the Asset Status Report.

Mortgage Loans with "Due-on-Sale" and "Due-on-Encumbrance" Provisions

The master servicer, with respect to each Mortgage Loan that is not a Specially Serviced Loan with the consent of the Special Servicer, and the Special Servicer, with respect to each Specially Serviced Loan, will determine, in a manner consistent with the Servicing Standard, whether (a) to exercise any right it may have with respect to a Mortgage Loan and any related Companion Loan or Subordinate Companion Loan containing a "due-on-sale" clause (1) to accelerate the payments on that Mortgage

Loan and any related Companion Loan, as applicable, or (2) to withhold its consent to any sale or transfer, consistent with the Servicing Standard or (b) to waive its right to exercise such rights; *provided, however,* (i) that with respect to such waiver of rights prior to the occurrence and continuance of any Control Termination Event, the special servicer has obtained the prior written consent (or deemed consent) of the Directing Certificateholder (or the Loan Specific Directing Certificateholder prior to the occurrence and continuance of an AB Control Appraisal Period, as applicable) (or after the occurrence and continuance of a Control Termination Event, but prior to a Consultation Termination Event, upon consultation with the Directing Certificateholder) and (ii) with respect to any Mortgage Loan [that is [DESCRIBE CRITERIA FOR A RATING AGENCY CONFIRMATION REQUIREMENT], a Rating Agency Confirmation is received by the master servicer or the special servicer, as the case may be, from each Rating Agency and a confirmation of any applicable rating agency that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any class of securities backed, wholly or partially, by any Serviced Pari Passu Companion Loan (if any).

With respect to a Mortgage Loan (other than a Non-Serviced Mortgage Loan) and any related Companion Loan or Subordinate Companion Loan with a "due-on-encumbrance" clause, the master servicer, with respect to each Mortgage Loan that is not a Specially Serviced Loan with the consent of the Special Servicer, and the Special Servicer, with respect to each Specially Serviced Loan, will determine, in a manner consistent with the Servicing Standard, whether (a) to exercise any right it may have with respect to a Mortgage Loan containing a "due-on-encumbrance" clause (1) to accelerate the payments thereon, or (2) to withhold its consent to the creation of any additional lien or other encumbrance, consistent with the Servicing Standard or (b) to waive its right to exercise such rights, *provided*, *however*, (i) that, with respect to such waiver of rights prior to the occurrence and continuance of a Control Termination Event, the special servicer has obtained the consent of the Directing Certificateholder [(or, with respect to an AB Whole Loan prior to the occurrence and continuance of an AB Control Appraisal Period, the prior consent of the Loan Specific Directing Certificateholder, to the extent required by the terms of the related Intercreditor Agreement)] (or after the occurrence and continuance of a Control Termination Event, but prior to a Consultation Termination Event, has consulted with the Directing Certificateholder) and (ii) the special servicer has received a Rating Agency Confirmation from each Rating Agency and a confirmation of any applicable rating agency that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any class of securities backed, wholly or partially, by any Serviced Pari Passu Companion Loan (if any) if such Mortgage Loan is [INSERT CRITERIA FOR RATING AGENCY CONFIRMATION REQUIREMENT].

Inspections

The master servicer will be required to perform (at its own expense) or cause to be performed (at its own expense), physical inspections of each Mortgaged Property relating to a Mortgage Loan (other than the Mortgaged Property securing a Non-Serviced Mortgage Loan, which is subject to inspection pursuant to the related Non-Serviced PSA, and other than a Specially Serviced Loan) with a Stated Principal Balance of (A) $[2,000,000] or more at least once every 12 months and (B) less than $[2,000,000] at least once every [24] months, in each case commencing in the calendar year 20[__] unless a physical inspection has been performed by the special servicer within the previous [12] months and the master servicer has no knowledge of a material change in the Mortgaged Property since such physical inspection; *provided*, *further*, *however*, that if any scheduled payment becomes more than [60] days delinquent on the related Mortgage Loan, the special servicer is required to inspect or cause to be inspected the related Mortgaged Property as soon as practicable after the Mortgage Loan becomes a Specially Serviced Loan and annually thereafter for so long as the Mortgage Loan remains a Specially Serviced Loan (the cost of which inspection, to the extent not paid by the related borrower, will be reimbursed *first* from default interest and late charges constituting additional compensation of the special servicer on the related Mortgage Loan (but with respect to a Serviced Whole Loan, only amounts available for such purpose under the related Intercreditor Agreement) and *then* from the Collection Account as an expense of the issuing entity, and in the case of a Serviced Whole Loan, as an expense of the holders of the related Mortgage Loan and Serviced Pari Passu Companion Loan, *pro rata* and *pari passu,* to the extent provided in the related Intercreditor Agreement. With respect to an AB Whole Loan, the costs will be allocated, *first*, as an expense of the holder of the Subordinate Companion Loan, and

second, as an expense of the holders of the related Mortgage Loan to the extent provided in the related Intercreditor Agreement. The special servicer or the master servicer, as applicable, will be required to prepare or cause to be prepared a written report of the inspection describing, among other things, the condition of and any damage to the Mortgaged Property to the extent evident from the inspection and specifying the existence of any vacancies in the Mortgaged Property of which it has knowledge and deems material, of any sale, transfer or abandonment of the Mortgaged Property of which it has knowledge or that is evident from the inspection, of any adverse change in the condition of the Mortgaged Property of which the preparer of such report has knowledge or that is evident from the inspection, and that the preparer of such report deems material, or of any material waste committed on the Mortgaged Property to the extent evident from the inspection.

Copies of the inspection reports referred to above that are delivered to the certificate administrator will be posted to the certificate administrator's website for review by Privileged Persons pursuant to the PSA. See "*Description of the Certificates—Reports to Certificateholders; Certain Available Information*".

Collection of Operating Information

With respect to each Mortgage Loan that requires the borrower to deliver operating statements, the special servicer or the master servicer, as applicable, is also required to use reasonable efforts to collect and review the annual operating statements beginning with calendar year end 20[__] of the related Mortgaged Property. Most of the Mortgage Loan documents obligate the related borrower to deliver annual property operating statements. However, we cannot assure you that any operating statements required to be delivered will in fact be delivered, nor is the special servicer or the master servicer likely to have any practical means of compelling the delivery in the case of an otherwise performing Mortgage Loan.

Special Servicing Transfer Event

The Mortgage Loans (other than any Non-Serviced Mortgage Loan), any related Companion Loans and any related REO Properties will be serviced by the special servicer under the PSA in the event that the servicing responsibilities of the master servicer are transferred to the special servicer as described below. Such Mortgage Loans and related Companion Loans (including those loans that have become REO Properties) serviced by the special servicer are referred to in this prospectus collectively as the "Specially Serviced Loans". The master servicer will be required to transfer its servicing responsibilities to the special servicer with respect to any Mortgage Loan (including any related Companion Loan) for which the master servicer is responsible for servicing:

(i) either (x) with respect to any Mortgage Loan or Serviced Companion Loan, other than a balloon loan, a payment default shall have occurred on such Mortgage Loan or Serviced Companion Loan at its maturity date or, if the maturity date of such Mortgage Loan or Serviced Companion Loan has been extended in accordance with the PSA, a payment default occurs on such Mortgage Loan or Serviced Companion Loan at its extended maturity date or (y) with respect to a balloon loan, a payment default shall have occurred with respect to the related balloon payment; provided, that if (A) the related borrower is diligently seeking a refinancing commitment (and delivers a statement to that effect to the Master Servicer, who shall promptly deliver a copy to the Special Servicer, the Operating Advisor and the Directing Certificateholder (but only for so long as no Consultation Termination Event has occurred and is continuing) within 30 days after the default), (B) the related borrower continues to make its Assumed Scheduled Payment, (C) no other Servicing Transfer Event has occurred with respect to that Mortgage Loan or Serviced Companion Loan and (D) for so long as no Control Termination Event has occurred and is continuing, the Directing Certificateholder consents, a Servicing Transfer Event will not occur until 60 days beyond the related maturity date, unless extended by the Special Servicer in accordance with the Mortgage Loan documents, the PSA and any related Intercreditor Agreement; and provided, further, if the related borrower has delivered to the Master Servicer, who shall have promptly delivered a copy to the Special Servicer, the Operating Advisor and the Directing Certificateholder (but only for so long as no Consultation Termination Event has occurred and is continuing), on or before the 60th day after the related maturity date, a refinancing commitment

reasonably acceptable to the Special Servicer, and the borrower continues to make its Assumed Scheduled Payments (and no other Servicing Transfer Event has occurred with respect to that Mortgage Loan or Serviced Companion Loan), a Servicing Transfer Event will not occur until the earlier of (1) 120 days beyond the related maturity date or extended maturity date and (2) the termination of the refinancing commitment;

(ii) any Monthly Payment (other than a balloon payment) or any amount due on a monthly basis as an escrow payment or reserve funds, is 60 days or more delinquent;

(iii) the Master Servicer or the Special Servicer (and, in the case of a determination by the Special Servicer, for so long as no Control Termination Event has occurred and is continuing, with the consent of the Directing Certificateholder and, with respect to any Serviced Whole Loan, in consultation with the related Serviced Companion Loan noteholders to the extent provided for in the related intercreditor agreement) determines in its reasonable business judgment, exercised in accordance with the Servicing Standard, that (x) a default consisting of a failure to make a payment of principal or interest is reasonably foreseeable or there is a significant risk of such default or (y) any other default that is likely to impair the use or marketability of the related Mortgaged Property or the value of the Mortgaged Property as security for the Mortgage Loan or, if applicable, Serviced Companion Loan, is reasonably foreseeable or there is a significant risk of such default, which monetary or other default, in either case, would likely continue unremedied beyond the applicable grace period (or, if no grace period is specified, for a period of 60 days) and is not likely to be cured by the related borrower within 60 days or, except as provided in clause (i)(y) above, in the case of a balloon payment, for at least 30 days;

(iv) the related borrower has become the subject of a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law, or the appointment of a conservator, receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs;

(v) the related borrower consents to the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings of or relating to such borrower of or relating to all or substantially all of its property;

(vi) the related borrower admits in writing its inability to pay its debts generally as they become due, files a petition to take advantage of any applicable insolvency or reorganization statute, makes an assignment for the benefit of its creditors, or voluntarily suspends payment of its obligations;

(vii) a default, of which the Master Servicer or the Special Servicer has notice (other than a failure by such related borrower to pay principal or interest) and that in the opinion of the Master Servicer or the Special Servicer (and, in the case of the Special Servicer, for so long as no Control Termination Event has occurred and is continuing, with the consent of the Directing Certificateholder and, with respect to any Serviced Whole Loan, in consultation with the related Serviced Companion Loan noteholders to the extent provided for in the related Intercreditor Agreement) materially and adversely affects the interests of the Certificateholders or any holder of a Serviced Companion Loan, if applicable, occurs and remains unremedied for the applicable grace period specified in the Mortgage Loan documents for such Mortgage Loan or Serviced Companion Loan (or if no grace period is specified for those defaults which are capable of cure, 60 days); or

(viii) the Master Servicer or Special Servicer receives notice of the foreclosure or proposed foreclosure of any lien on the related Mortgaged Property (each of clause (i) through (viii), a "Servicing Transfer Event").

However, the master servicer will be required to continue to (x) receive payments on the Mortgage Loans [(and any related Serviced Companion Loan)] (including amounts collected by the special servicer), (y) make certain calculations with respect to the Mortgage Loans [and any related Serviced

Companion Loan] and (z) make remittances and prepare certain reports to the Certificateholders with respect to the Mortgage Loans and any related Serviced Companion Loan. Additionally, the master servicer will continue to receive the Servicing Fee in respect of the Mortgage Loans (and any related Serviced Companion Loan) at the Servicing Fee Rate.

If the related Mortgaged Property is acquired in respect of any Mortgage Loan (and any related Serviced Companion Loan) (upon acquisition, an "REO Property") whether through foreclosure, deed-in-lieu of foreclosure or otherwise, the special servicer will continue to be responsible for its operation and management. If any Serviced Companion Loan becomes specially serviced, then the related Mortgage Loan will also become a Specially Serviced Loan. If any Mortgage Loan becomes a Specially Serviced Loan, then the related Serviced Companion Loan will also become a Specially Serviced Loan. The master servicer will have no responsibility for the performance by the special servicer of its duties under the PSA. Any Mortgage Loan (excluding any Non-Serviced Mortgage Loan), that is or becomes a cross-collateralized Mortgage Loan and is cross-collateralized with a Specially Serviced Loan will become a Specially Serviced Loan.

A Mortgage Loan or Serviced Whole Loan will cease to be a Specially Serviced Loan (each, a "Corrected Loan") (A) with respect to the circumstances described in clauses (1) and (2) above, when the borrower thereunder has brought the Mortgage Loan or Serviced Companion Loan current and thereafter made three consecutive full and timely Periodic Payments, including pursuant to any workout of the Mortgage Loan or Serviced Companion Loan, (B) with respect to the circumstances described in clause (3), (4), (5), (6) and (8) above, when such circumstances cease to exist in the good faith judgment of the special servicer or (C) with respect to the circumstances described in clause (7) above, when such default is cured (as determined by the special servicer in accordance with the Servicing Standard) or waived by the special servicer; provided, in each case, that at that time no circumstance exists (as described above) that would cause the Mortgage Loan or Serviced Companion Loan to continue to be characterized as a Specially Serviced Loan. If any Specially Serviced Loan becomes a Corrected Loan, the special servicer will be required to transfer servicing of such Corrected Loan to the master servicer.

Asset Status Report

The special servicer will be required to prepare a report (an "Asset Status Report") for each Mortgage Loan (other than the Non-Serviced Mortgage Loans) and, if applicable, any Serviced Whole Loan that becomes a Specially Serviced Loan not later than [60] days after the servicing of such Mortgage Loan is transferred to the special servicer. Each Asset Status Report will be required to be delivered in electronic form to:

- the Directing Certificateholder (but only for so long as no Consultation Termination Event has occurred and is continuing and, in the case of an AB Whole Loan, only for so long as no Consultation Termination Event has occurred and is continuing and an AB Control Appraisal Period has occurred and is continuing with respect to the related Subordinate Companion Loan);

- with respect to an AB Whole Loan, to the extent the related Subordinate Companion Loan is not subject to an AB Control Appraisal Period, the Loan Specific Directing Certificateholder or the holder of the related Subordinate Companion Loan;

- with respect to any related Serviced Companion Loan, to the extent the related Serviced Companion Loan has been included in a securitization transaction, to the master servicer of such securitization into which the related Serviced Companion Loan has been sold or to the holder of the related Serviced Companion Loan;

- the operating advisor [(but only after the occurrence and during the continuance of a [Control Termination Event][EXCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]);

- the certificate administrator, the master servicer, the trustee; and

- the 17g-5 Information Provider, which will be required to post such report to the 17g-5 Information Provider's website.

An Asset Status Report prepared for each Specially Serviced Loan will be required to include, among other things, the following information:

- summary of summary of the status of such Specially Serviced Loan and any negotiations with the related borrower;

- a discussion of the legal and environmental considerations reasonably known to the special servicer, consistent with the Servicing Standard, that are applicable to the exercise of remedies and to the enforcement of any related guaranties or other collateral for the related Specially Serviced Loan and whether outside legal counsel has been retained;

- the most current rent roll and income or operating statement available for the related Mortgaged Property;

- (A) the special servicer's recommendations on how such Specially Serviced Loan might be returned to performing status (including the modification of a monetary term, and any workout, restructure or debt forgiveness) and returned to the master servicer for regular servicing or foreclosed or otherwise realized upon (including any proposed sale of a Defaulted Loan or REO Property), (B) a description of any such proposed or taken actions, and (C) the alternative courses of action that were or are being considered by the special servicer in connection with the proposed or taken actions;

- the status of any foreclosure actions or other proceedings undertaken with respect to the Specially Serviced Loan, any proposed workouts and the status of any negotiations with respect to such workouts, and an assessment of the likelihood of additional defaults under the related Mortgage Loan or Serviced Whole Loan;

- a description of any amendment, modification or waiver of a material term of any ground lease (or any space lease or air rights lease, if applicable) or franchise agreement;

- the decision that the special servicer made, or intends or proposes to make, including a narrative analysis setting forth the special servicer's rationale for its proposed decision, including its rejection of the alternatives;

- an analysis of whether or not taking such proposed action is reasonably likely to produce a greater recovery on a present value basis than not taking such action, setting forth (x) the basis on which the special servicer made such determination and (y) the net present value calculation and all related assumptions;

- the appraised value of the related Mortgaged Properties (and a copy of the last obtained appraisal of such Mortgaged Property) together with a description of any adjustments to the valuation of such Mortgaged Property made by the special servicer together with an explanation of those adjustments; and

- such other information as the special servicer deems relevant in light of the Servicing Standard.

If no Control Termination Event has occurred and is continuing, the Directing Certificateholder will have the right to disapprove the Asset Status Report prepared by the special servicer with respect to a Specially Serviced Loan within 10 business days after receipt of the Asset Status Report. If the Directing Certificateholder does not disapprove an Asset Status Report within 10 business days or if the special servicer makes a determination, in accordance with the Servicing Standard, that the disapproval by the Directing Certificateholder (communicated to the special servicer within ten business days) is not in the best interest of all the Certificateholders, the special servicer will be required to implement the recommended action as outlined in the Asset Status Report. If the Directing Certificateholder

disapproves the Asset Status Report within the 10 business day period and the special servicer has not made the affirmative determination described above, the special servicer will be required to revise the Asset Status Report as soon as practicable thereafter, but in no event later than 30 days after the disapproval. The special servicer will be required to continue to revise the Asset Status Report until the Directing Certificateholder fails to disapprove the revised Asset Status Report or until the special servicer makes a determination, in accordance with the Servicing Standard, that the disapproval is not in the best interests of the Certificateholders; *provided* that, if the Directing Certificateholder has not approved the Asset Status Report for a period of 60 business days following the first submission of an Asset Status Report, the special servicer may act upon the most recently submitted form of Asset Status Report, if consistent with the Servicing Standard.

If a [Control Termination Event] [(or, with respect to an AB Whole Loan, if both a Control Termination Event has occurred and is continuing and an AB Control Appraisal Period is in effect)] [EXCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST], the special servicer will be required to promptly deliver each Asset Status Report prepared in connection with a Specially Serviced Loan to the operating advisor (and so long as no Consultation Termination Event has occurred, the Directing Certificateholder). The operating advisor will be required to provide comments to the special servicer in respect of the Asset Status Report, if any, within ten (10) business days following the later of (i) receipt of such Asset Status Report or (ii) such related additional information reasonably requested by the operating advisor, and propose possible alternative courses of action to the extent it determines such alternatives to be in the best interest of the Certificateholders (including any Certificateholders that are holders of the Control Eligible Certificates), as a collective whole. The special servicer will be obligated to consider such alternative courses of action and any other feedback provided by the operating advisor (and so long as no Consultation Termination Event has occurred, the Directing Certificateholder) in connection with the special servicer's preparation of any Asset Status Report. The special servicer will revise the Asset Status Report as it deems necessary to take into account any input and/or comments from the operating advisor (and so long as no Consultation Termination Event has occurred, the Directing Certificateholder), to the extent the special servicer determines that the operating advisor's and/or Directing Certificateholder's input and/or recommendations are consistent with the Servicing Standard and in the best interest of the Certificateholders as a collective whole (or, with respect to a Serviced Whole Loan, the best interest of the Certificateholders and the holders of the related Companion Loan, as a collective whole (taking into account the *pari passu* or subordinate nature of such Companion Loan)).

The special servicer will not be required to take or to refrain from taking any action because of an objection or comment by the operating advisor or a recommendation of the operating advisor.

[After the occurrence and during the continuance of a Control Termination Event but prior to the occurrence of a Consultation Termination Event, each of the Directing Certificateholder and the operating advisor will be entitled to consult with the special servicer and propose alternative courses of action and provide other feedback in respect of any Asset Status Report. After the occurrence of a Consultation Termination Event, the Directing Certificateholder will have no right to consult with the special servicer with respect to Asset Status Reports and the special servicer will only be obligated to consult with the operating advisor with respect to any Asset Status Report as described above. The special servicer may choose to revise the Asset Status Report as it deems reasonably necessary in accordance with the Servicing Standard to take into account any input and/or recommendations of the operating advisor or the Directing Certificateholder during the applicable periods described above, but is under no obligation to follow any particular recommendation of the operating advisor or the Directing Certificateholder.][APPLICABLE TO OFFERINGS PRIOR TO DECEMBER 24, 2016]

[After the occurrence and during the continuance of a Control Termination Event but prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder, and after the occurrence and during the continuance of an Operating Advisor Consultation Event, the operating advisor, will be entitled to consult with the special servicer and propose alternative courses of action and provide other feedback in respect of any Asset Status Report. After the occurrence of a Consultation Termination

Event, the Directing Certificateholder will have no right to consult with the special servicer with respect to Asset Status Reports and the special servicer will only be obligated to consult with the operating advisor with respect to any Asset Status Report as described above. The special servicer may choose to revise the Asset Status Report as it deems reasonably necessary in accordance with the Servicing Standard to take into account any input and/or recommendations of the operating advisor or the Directing Certificateholder during the applicable periods described above, but is under no obligation to follow any particular recommendation of the operating advisor or the Directing Certificateholder.][APPLICABLE TO OFFERINGS CLOSING ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

[Notwithstanding the foregoing, with respect to a Subordinate Companion Loan and prior to the occurrence and continuance of an AB Control Appraisal Period, the special servicer will prepare an Asset Status Report for an AB Whole Loan within [60] days after it becomes a Specially Serviced Loan in accordance with the terms of the PSA and any applicable provisions of the related Intercreditor Agreement and the Directing Certificateholder will have no approval rights over any such Asset Status Report. See "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan*".]

[With respect to each Non-Serviced Mortgage Loan, the related Non-Serviced Directing Certificateholder will have approval and consultation rights with respect to any asset status report prepared by the Non-Serviced Special Servicer with respect to each Non-Serviced Whole Loan under the Non-Serviced PSA that are substantially similar to the approval and consultation rights of the Directing Certificateholder with respect to the Mortgage Loans and the Serviced Whole Loans. See "*—Servicing of the Non-Serviced Mortgage Loan*".]

Realization Upon Mortgage Loans

If a payment default or material non-monetary default on a Mortgage Loan (other than a Non-Serviced Mortgage Loan) has occurred, then, pursuant to the PSA, the special servicer, on behalf of the trustee, may, in accordance with the terms and provisions of the PSA, at any time institute foreclosure proceedings, exercise any power of sale contained in the related Mortgage, obtain a deed in lieu of foreclosure, or otherwise acquire title to the related Mortgaged Property, by operation of law or otherwise. The special servicer is not permitted, however, to cause the trustee to acquire title to any Mortgaged Property, have a receiver of rents appointed with respect to any Mortgaged Property or take any other action with respect to any Mortgaged Property that would cause the trustee, for the benefit of the Certificateholders, or any other specified person to be considered to hold title to, to be a "mortgagee-in-possession" of, or to be an "owner" or an "operator" of such Mortgaged Property within the meaning of certain federal environmental laws, unless the special servicer has determined in accordance with the Servicing Standard, based on an updated environmental assessment report prepared by a person who regularly conducts environmental audits and performed within six months prior to any such acquisition of title or other action (which report will be an expense of the issuing entity subject to the terms of the PSA) that:

(a)   such Mortgaged Property is in compliance with applicable environmental laws or, if not, after consultation with an environmental consultant, that it would be in the best economic interest of the Certificateholders (and with respect to any Serviced Whole Loan, the Serviced Companion Loan Holders), as a collective whole as if such Certificateholders and, if applicable, Serviced Companion Loan Holders constituted a single lender, to take such actions as are necessary to bring such Mortgaged Property in compliance with such laws, and

(b)   there are no circumstances present at such Mortgaged Property relating to the use, management or disposal of any hazardous materials for which investigation, testing, monitoring, containment, clean-up or remediation could be required under any currently effective federal, state or local law or regulation, or that, if any such hazardous materials are present for which such action could be required, after consultation with an environmental consultant, it would be in the best economic interest of the Certificateholders (and with respect to any Serviced Whole Loan, the Serviced Companion Loan Holders), as a collective whole as if such Certificateholders and, if

applicable, Serviced Companion Loan Holders constituted a single lender, to take such actions with respect to the affected Mortgaged Property.

Such requirement precludes enforcement of the security for the related Mortgage Loan until a satisfactory environmental site assessment is obtained (or until any required remedial action is taken), but will decrease the likelihood that the issuing entity will become liable for a material adverse environmental condition at the Mortgaged Property. However, we cannot assure you that the requirements of the PSA will effectively insulate the issuing entity from potential liability for a materially adverse environmental condition at any Mortgaged Property.

If title to any Mortgaged Property is acquired by the issuing entity (directly or through a single member limited liability company established for that purpose), the special servicer will be required to sell the Mortgaged Property prior to the close of the third calendar year beginning after the year of acquisition, unless (1) the IRS grants (or does not deny) an extension of time to sell the property or (2) the special servicer, the certificate administrator and the trustee receive an opinion of independent counsel to the effect that the holding of the property by the related Lower-Tier REMIC longer than the above-referenced three year period will not result in the imposition of a tax on any Trust REMIC or cause any Trust REMIC to fail to qualify as a REMIC under the Code at any time that any certificate is outstanding. Subject to the foregoing and any other tax-related limitations, pursuant to the PSA, the special servicer will generally be required to attempt to sell any Mortgaged Property so acquired in accordance with the Servicing Standard. The special servicer will also be required to ensure that any Mortgaged Property acquired by the issuing entity is administered so that it constitutes "foreclosure property" within the meaning of Code Section 860G(a)(8) at all times, and that the sale of the property does not result in the receipt by the issuing entity of any income from nonpermitted assets as described in Code Section 860F(a)(2)(B). If any Lower-Tier REMIC acquires title to any Mortgaged Property, the special servicer, on behalf of such Lower-Tier REMIC, will retain, at the expense of the issuing entity, an independent contractor to manage and operate the property. The independent contractor generally will be permitted to perform construction (including renovation) on a foreclosed property only if the construction was more than 10% completed at the time default on the related Mortgage Loan became imminent. The retention of an independent contractor, however, will not relieve the special servicer of its obligation to manage the Mortgaged Property as required under the PSA.

In general, the special servicer will be obligated to cause any Mortgaged Property acquired as an REO Property to be operated and managed in a manner that would, in its good faith and reasonable judgment and to the extent commercially feasible, maximize the issuing entity's net after-tax proceeds from such property. Generally, no Trust REMIC will be taxable on income received with respect to a Mortgaged Property acquired by the issuing entity to the extent that it constitutes "rents from real property", within the meaning of Code Section 856(c)(3)(A) and Treasury regulations under the Code. Rents from real property include fixed rents and rents based on the gross receipts or sales of a tenant but do not include the portion of any rental based on the net income or profit of any tenant or sub-tenant. No determination has been made whether rent on any of the Mortgaged Properties meets this requirement. Rents from real property include charges for services customarily furnished or rendered in connection with the rental of real property, whether or not the charges are separately stated. Services furnished to the tenants of a particular building will be considered as customary if, in the geographic market in which the building is located, tenants in buildings which are of similar class are customarily provided with the service. No determination has been made whether the services furnished to the tenants of the Mortgaged Properties are "customary" within the meaning of applicable regulations. It is therefore possible that a portion of the rental income with respect to a Mortgaged Property owned by the issuing entity would not constitute rents from real property, or that none of such income would qualify if a separate charge is not stated for such non-customary services or they are not performed by an independent contractor. Rents from real property also do not include income from the operation of a trade or business on the Mortgaged Property, such as a hospitality property, or rental income attributable to personal property leased in connection with a lease of real property if the rent attributable to personal property exceeds 15% of the total net rent for the taxable year. Any of the foregoing types of income may instead constitute "net income from foreclosure property", which would be taxable to the related Lower-Tier REMIC at the highest marginal federal corporate rate (currently 35%) and may also be subject to state or local taxes.

The PSA provides that the special servicer will be permitted to cause the related Lower-Tier REMIC to earn "net income from foreclosure property" that is subject to tax if it determines that the net after-tax benefit to Certificateholders is greater than another method of operating or net leasing the Mortgaged Property. Because these sources of income, if they exist, are already in place with respect to the Mortgaged Properties, it is generally viewed as beneficial to Certificateholders to permit the issuing entity to continue to earn them if it acquires a Mortgaged Property, even at the cost of this tax. These taxes would be chargeable against the related income for purposes of determining the proceeds available for distribution to holders of certificates. See "*Material Federal Income Tax Considerations—Taxes That May Be Imposed on a REMIC—Prohibited Transactions*".

Under the PSA, the special servicer is required to establish and maintain one or more REO Accounts, to be held on behalf of the trustee for the benefit of the Certificateholders and with respect to a Serviced Whole Loan, the Serviced Companion Loan Holder, for the retention of revenues and insurance proceeds derived from each REO Property. The special servicer is required to use the funds in the REO Account to pay for the proper operation, management, maintenance and disposition of any REO Property, but only to the extent of amounts on deposit in the REO Account relate to such REO Property. To the extent that amounts in the REO Account in respect of any REO Property are insufficient to make such payments, the master servicer is required to make a Servicing Advance, unless it determines such Servicing Advance would be nonrecoverable. Within one business day following the end of each Collection Period, the special servicer is required to deposit all amounts received in respect of each REO Property during such Collection Period, net of any amounts withdrawn to make any permitted disbursements, to the Collection Account; *provided*, that the special servicer may retain in the REO Account permitted reserves.

Sale of Defaulted Loans and REO Properties

If the special servicer determines in accordance with the Servicing Standard that it would be in the best economic interests of the Certificateholders or, in the case of a Serviced Whole Loan, Certificateholders and any holder of the related Serviced Companion Loan (as a collective whole as if such Certificateholders and Serviced Companion Loan Holder constituted a single lender) to attempt to sell a Defaulted Loan (other than a Non-Serviced Mortgage Loan) and any related Serviced Companion Loan as described below, the special servicer will be required to use reasonable efforts to solicit offers for each Defaulted Loan on behalf of the Certificateholders and the holder of any related Serviced Companion Loan in such manner as will be reasonably likely to realize a fair price. In the case of certain Non-Serviced Mortgage Loans, under certain limited circumstances permitted under the related Intercreditor Agreement, to the extent that such Non-Serviced Mortgage Loan is not sold together with the related Non-Serviced Companion Loan by the special servicer for the related Non-Serviced Whole Loan, the special servicer will be entitled to sell (with the consent of the Directing Certificateholder if no Control Termination Event has occurred and is continuing) such Non-Serviced Mortgage Loan if it determines in accordance with the Servicing Standard that such action would be in the best interests of the Certificateholders. The special servicer is required to accept the first cash offer received from any person that constitutes a fair price for the Defaulted Loan. If multiple offers are received during the period designated by the special servicer for receipt of offers, the special servicer is required to select the highest offer. The special servicer is required to give the trustee, the certificate administrator, the master servicer, the operating advisor and the Directing Certificateholder 10 business days' prior written notice of its intention to sell any such Defaulted Loan. Neither the trustee nor any of its affiliates may make an offer for or purchase any Defaulted Loan. ["Defaulted Loan" means a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan (i) that is delinquent at least 60 days in respect of its Periodic Payments or delinquent in respect of its balloon payment, if any, in either case such delinquency to be determined without giving effect to any grace period permitted by the related Mortgage or Mortgage Note and without regard to any acceleration of payments under the related Mortgage and Mortgage Note or (ii) as to which the master servicer or special servicer has, by written notice to the related borrower, accelerated the maturity of the indebtedness evidenced by the related Mortgage Note.]

The special servicer will be required to determine whether any cash offer constitutes a fair price for any Defaulted Loan if the highest offeror is a person other than an Interested Person. In determining whether any offer from a person other than an Interested Person constitutes a fair price for any Defaulted

Loan, the special servicer will be required to take into account (in addition to the results of any appraisal, updated appraisal or narrative appraisal that it may have obtained pursuant to the PSA within the prior 9 months), among other factors, the period and amount of the occupancy level and physical condition of the related Mortgaged Property and the state of the local economy.

If the highest offeror is an Interested Person (provided that the trustee may not be a offeror), then the trustee will be required to determine whether the cash offer constitutes a fair price [unless (i) the offer is equal to or greater than the applicable Purchase Price, (ii) the offer is the highest offer received and (iii) at least two other offers are received from independent third parties; provided, however, that no offer from an Interested Person will constitute a fair price unless (A) it is the highest offer received and (B) at least two other offers are received from independent third parties]. In determining whether any offer received from an Interested Person represents a fair price for any such Defaulted Loan, the trustee will be supplied with and will be required to rely on the most recent appraisal or updated appraisal conducted in accordance with the PSA within the preceding 9-month period or, in the absence of any such appraisal, on a new appraisal. Except as provided in the following paragraph, the cost of any appraisal will be covered by, and will be reimbursable as, a Servicing Advance.

Notwithstanding anything contained in the preceding paragraph to the contrary, if the trustee is required to determine whether a cash offer by an Interested Person constitutes a fair price, the trustee may (at its option and at the expense of the Interested Person) designate an independent third party expert in real estate or commercial mortgage loan matters with at least 5 years' experience in valuing or investing in loans similar to the subject Mortgage Loan or Serviced Whole Loan, as the case may be, that has been selected with reasonable care by the trustee to determine if such cash offer constitutes a fair price for such Mortgage Loan or Serviced Whole Loan. If the trustee designates such a third party to make such determination, the trustee will be entitled to rely conclusively upon such third party's determination. The reasonable costs of all appraisals, inspection reports and broker opinions of value incurred by any such third party pursuant to this paragraph will be covered by, and will be reimbursable by the Interested Person; provided that the trustee will not engage a third party expert whose fees exceed a commercially reasonable amount as determined by the trustee.

The special servicer is required to use reasonable efforts to solicit offers for each REO Property on behalf of the Certificateholders and the related Companion Loan Holder(s) (if applicable) and to sell each REO Property in the same manner as with respect to a Defaulted Loan.

Notwithstanding any of the foregoing paragraphs, the special servicer will not be required to accept the highest cash offer for a Defaulted Loan or REO Property if the special servicer determines (in consultation with the Directing Certificateholder (unless a Consultation Termination Event exists) and, in the case of a Serviced Whole Loan or an REO Property related to a Serviced Whole Loan, the related Companion Loan Holder(s)), in accordance with the Servicing Standard, that rejection of such offer would be in the best interests of the Certificateholders and, in the case of a sale of a Serviced Whole Loan or an REO Property related to a Serviced Whole Loan, the related Companion Loan Holder(s) (as a collective whole as if such Certificateholders and, if applicable, the related Companion Loan Holder(s) constituted a single lender (and with respect to any AB Whole Loan, taking into account the subordinate nature of the related Trust Subordinate Companion Loan)), and the special servicer may accept a lower offer (from any person other than itself or an affiliate) if it determines, in its reasonable and good faith judgment, that acceptance of such offer would be in the best interests of the Certificateholders and, in the case of a Serviced Whole Loan or an REO Property related to a Serviced Whole Loan, the related Companion Loan Holder(s) (as a collective whole as if such Certificateholders and, if applicable, the related Companion Loan Holder(s) constituted a single lender and with respect to any AB Whole Loan, taking into account the subordinate nature of the related Trust Subordinate Companion Loan)).

An "Interested Person" is the depositor, the master servicer, the special servicer, the operating advisor, the asset representations reviewer, the certificate administrator, the trustee, the Directing Certificateholder, any sponsor, any borrower, any holder of a related mezzanine loan, any manager of a Mortgaged Property, any independent contractor engaged by the special servicer or any known affiliate of any of the preceding entities, and, with respect to a Whole Loan if it is a Defaulted Loan, the depositor, the master servicer, the special servicer (or any independent contractor engaged by such special

servicer), or the trustee for the securitization of a Companion Loan, and each related Companion Loan Holder or its representative, any holder of a related mezzanine loan, or any known affiliate of any such party described above.

With respect to each Serviced Whole Loan, pursuant to the terms of the related Intercreditor Agreement(s), if such Serviced Whole Loan becomes a Defaulted Loan, and if the special servicer determines to sell the related Mortgage Loan in accordance with the discussion in this "—*Sale of Defaulted Loans and REO Properties*" section, then the special servicer will be required to sell the related Pari Passu Companion Loan together with such Mortgage Loan as one whole loan. The special servicer will not be permitted to sell the related Mortgage Loan together with the related Pari Passu Companion Loan if such Serviced Whole Loan becomes a Defaulted Loan without the consent of the holder of the related Pari Passu Companion Loan, unless the special servicer complies with certain notice and delivery requirements set forth in the PSA. See "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan*".

[In connection with any such sale involving an AB Whole Loan, the special servicer will also have the right, but not the obligation, to sell the related Trust Subordinate Companion Loan, provided that such sale will require the consent of the Loan Specific Directing Certificateholder. A related Companion Loan Holder (or its representative) or a holder of any mezzanine debt relating to a Defaulted Loan will be permitted to submit an offer at any sale of such Defaulted Loan or related REO Property or may have the option to purchase such Defaulted Loan or related REO Property, as applicable, under the related Intercreditor Agreement (and such purchase price is subject to the terms of such Intercreditor Agreement).] See "*Description of the Mortgage Pool—Additional Indebtedness—Mezzanine Indebtedness*" and "—*The Whole Loans—The Serviced AB Whole Loan*".

In addition, with respect to each Non-Serviced Mortgage Loan, if such Mortgage Loan has become a defaulted Mortgage Loan under the related Non-Serviced PSA, the Non-Serviced Special Servicer will generally have the right to sell such Mortgage Loan together with the related Companion Loan as notes evidencing one whole loan. [The issuing entity, as the holder of the Non-Serviced Mortgage Loans, will have the right to consent to such sale if the required notices and information regarding such sale are not provided to the special servicer in accordance with the related Intercreditor Agreement. The Directing Certificateholder will be entitled to exercise such consent right so long as a Control Termination Event has not occurred and is continuing, and if a Control Termination Event has occurred and is continuing, the special servicer will exercise such consent rights.] See "*Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan*".

To the extent that Liquidation Proceeds collected with respect to any Mortgage Loan are less than the sum of (1) the outstanding principal balance of the Mortgage Loan, (2) interest accrued on the Mortgage Loan and (3) the aggregate amount of outstanding reimbursable expenses (including any (i) unpaid servicing compensation, (ii) unreimbursed Servicing Advances, (iii) accrued and unpaid interest on all Advances and (iv) additional expenses of the issuing entity) incurred with respect to the Mortgage Loan, the issuing entity will realize a loss in the amount of the shortfall. The trustee, the master servicer and/or the special servicer will be entitled to reimbursement out of the Liquidation Proceeds recovered on any Mortgage Loan, prior to the distribution of those Liquidation Proceeds to Certificateholders, of any and all amounts that represent unpaid servicing compensation in respect of the related Mortgage Loan, certain unreimbursed expenses incurred with respect to the Mortgage Loan and any unreimbursed Advances (including interest on Advances) made with respect to the Mortgage Loan. In addition, amounts otherwise distributable on the certificates will be further reduced by interest payable to the master servicer, the special servicer or trustee on these Advances.

The Directing Certificateholder

General

Subject to the rights of the holder of the related Companion Loan and the Loan Specific Directing Certificateholder under the related Intercreditor Agreement as described under "—*Rights of Holders of Companion Loans and Loan Specific Directing Certificateholder*" below, for so long as a Control

Termination Event has not occurred and is not continuing, the Directing Certificateholder will be entitled to advise (1) the special servicer, with respect to all Specially Serviced Loans or (2) the special servicer, with respect to non-Specially Serviced Loans, as to all matters for which the master servicer must obtain the consent or deemed consent of the special servicer (*e.g.*, the Major Decisions) and will have the right to replace the special servicer with or without cause and have certain other rights under the PSA, each as described below. Upon the occurrence and continuance of a Control Termination Event, the Directing Certificateholder will have certain consultation rights only, and upon the occurrence of a Consultation Termination Event, the Directing Certificateholder will not have any consent or consultation rights, as further described below.

The "Directing Certificateholder" will be [the Controlling Class Certificateholder (or its representative) selected by more than [__]% of the Controlling Class Certificateholders, by Certificate Balance, as determined by the certificate registrar from time to time[; *provided, however*, that

(1) absent that selection, or

(2) until a Directing Certificateholder is so selected, or

(3) upon receipt of a notice from a majority of the Controlling Class Certificateholders, by Certificate Balance, that a Directing Certificateholder is no longer designated, the Controlling Class Certificateholder that owns the largest aggregate Certificate Balance of the Controlling Class (or its representative) will be the Directing Certificateholder;

provided, however, that (i) in the case of this clause (3), in the event no one holder owns the largest aggregate Certificate Balance of the Controlling Class, then there will be no Directing Certificateholder until appointed in accordance with the terms of the PSA, and (i) the certificate administrator and the other parties to the PSA will be entitled to assume that the identity of the Directing Certificateholder has not changed until such parties receive written notice of a replacement of the Directing Certificateholder from a party holding the requisite interest in the Controlling Class, or the resignation of the then-current Directing Certificateholder.][DEFINITION OF DIRECTING CERTIFICATEHOLDER MAY BE MODIFIED.]

The initial Directing Certificateholder is expected to be [NAME OF DIRECTING CERTIFICATEHOLDER] or another affiliate of [NAME OF B-PIECE BUYER].

A "Controlling Class Certificateholder" is each holder (or Certificate Owner, if applicable) of a certificate of the Controlling Class as determined by the certificate registrar from time to time, upon request by any party to the PSA.

The "Controlling Class" will be, as of any time of determination, the most subordinate class of Control Eligible Certificates then-outstanding that has an aggregate Certificate Balance (as notionally reduced by any Appraisal Reduction Amounts allocable to such class) at least equal to 25% of the initial Certificate Balance of that class. The Controlling Class as of the Closing Date will be [THE MOST SUBORDINATE CLASS AMONG CONTROL ELIGIBLE CERTIFICATES].

The "Control Eligible Certificates" will be any of the [SPECIFY SUBORDINATE CLASSES].

The master servicer, the special servicer, the operating advisor, the certificate administrator, the trustee or any certificateholder may request that the certificate registrar determine which class of certificates is the then-current Controlling Class and the certificate registrar must thereafter provide such information to the requesting party. The depositor, the trustee, the master servicer, the special servicer, the operating advisor and, for so long as no Consultation Termination Event has occurred, the Directing Certificateholder, may request that the certificate administrator provide, and the certificate administrator must so provide, a list of the holders (or Certificate Owners, if applicable) of the Controlling Class. The trustee, the certificate administrator, the master servicer, the special servicer and the operating advisor may each rely on any such list so provided.

In the event that no Directing Certificateholder has been appointed or identified to the master servicer or the special servicer, as applicable, and the master servicer or special servicer, as applicable, has attempted to obtain such information from the certificate administrator and no such entity has been identified to the master servicer or the special servicer, as applicable, then until such time as the new Directing Certificateholder is identified, the master servicer or the special servicer, as applicable, shall have no duty to consult with, provide notice to, or seek the approval or consent of any such Directing Certificateholder as the case may be.

[THE MOST SENIOR CLASS AMONG CONTROL ELIGIBLE CLASS CERTIFICATES] certificateholders that are the Controlling Class Certificateholders may waive its rights as the Controlling Class Certificateholders as described "—*Control Termination Event and Consultation Termination Event* " below.

Major Decisions

Except as otherwise described under "—*Servicing Override*" below and subject to the rights of the holder of the related Companion Loan (or in the case of an AB Whole Loan, the Loan Specific Directing Certificateholder) under the related Intercreditor Agreement as described under "—*Rights of Holders of Companion Loans and Loan Specific Directing Certificateholder*" below, (a) the master servicer will not be permitted to take any of the following actions unless it has obtained the consent of the special servicer and (b) prior to the occurrence and continuance of a Control Termination Event, the special servicer will not be permitted to take any of the following actions and the special servicer will not be permitted to consent to the master servicer's taking any of the following actions, as to which the Directing Certificateholder has objected in writing within ten business days (or [thirty (30)] days with respect to clause (x) below) after receipt of the written analysis (*provided* that if such written objection has not been received by the special servicer within such ten-business-day (or [30]-day) period, the Directing Certificateholder will be deemed to have approved such action) (each of the following, a "<u>Major Decision</u>"):

(i) any proposed or actual foreclosure upon or comparable conversion (which may include acquisition of an REO Property) of the ownership of properties securing such of the Mortgage Loans (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loans as come into and continue in default;

(ii) any modification, consent to a modification or waiver of any monetary term (other than late payment charges or Default Interest) or material non-monetary term (including, without limitation, the timing of payments and acceptance of discounted payoffs) of a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan or any extension of the maturity date of any Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan;

(iii) any sale of a Defaulted Loan (other than a Non-Serviced Mortgage Loan) or REO Property (in each case, other than in connection with the termination of the Issuing Entity as described under "—*Termination; Retirement of Certificates*") for less than the applicable Repurchase Price;

(iv) any determination to bring an REO Property into compliance with applicable environmental laws or to otherwise address hazardous material located at an REO Property;

(v) any release of collateral or any acceptance of substitute or additional collateral for a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan or any consent to either of the foregoing, other than as required pursuant to the specific terms of the related Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan and for which there is no material lender discretion;

(vi)   any waiver of a "due-on-sale" or "due-on-encumbrance" clause with respect to a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan or any consent to such a waiver or consent to a transfer of the Mortgaged Property or interests in the borrower or consent

to the incurrence of additional debt, other than any such transfer or incurrence of debt as may be effected without the consent of the lender under the related loan agreement;

(vii) any property management company changes for which the lender is required to consent or approve under the Mortgage Loan documents (with respect to a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan (i) with a Stated Principal Balance greater than $2,500,000 or (ii) where the successor property manager is affiliated with the borrower) or franchise changes for which the lender is required to consent or approve under the Mortgage Loan documents (with respect to any Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan);

(viii) releases of any escrow accounts, reserve accounts or letters of credit held as performance escrows or reserves, other than those required pursuant to the specific terms of the related Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan and for which there is no material lender discretion;

(ix) any acceptance of an assumption agreement releasing a borrower from liability under a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan other than pursuant to the specific terms of such Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan and for which there is no lender discretion;

(x) any determination of an Acceptable Insurance Default;

(xi)   the determination of the Special Servicer pursuant to clause (iii) or clause (vii) of the definition of "Specially Serviced Loan";

(xii) any acceleration of a Mortgage Loan or Whole Loan following a default or an event of default with respect to a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Whole Loan, any initiation of judicial, bankruptcy or similar proceedings under the related Mortgage Loan documents or with respect to the related mortgagor or Mortgaged Property; and

(xiii) any modification, waiver or amendment of an intercreditor agreement, co-lender agreement, participation agreement or similar agreement with any mezzanine lender, holder of a Companion Loan or other subordinate debt holder related to a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Whole Loan, or an action to enforce rights with respect thereto, in each case, in a manner that materially and adversely affects the holders of the Control Eligible Certificates. [LIST OF MAJOR DECISION MAY BE MODIFIED].

Asset Status Report

So long as a Control Termination Event has not occurred and is not continuing, the Directing Certificateholder will have the right to disapprove the Asset Status Report prepared by the special servicer with respect to a Specially Serviced Loan. If a Consultation Termination Event has occurred, the Directing Certificateholder will have no right to consult with the special servicer with respect to the Asset Status Reports. See "—*Asset Status Report*" above.

Notwithstanding the foregoing, with respect to a Subordinate Companion Loan and prior to the occurrence and continuance of an AB Control Appraisal Period, the special servicer will prepare an Asset Status Report for the related AB Whole Loan within 60 days after it becomes a Specially Serviced Loan in accordance with the terms of the PSA and any applicable provisions of the related intercreditor agreement and the Directing Certificateholder will have no approval rights over any such Asset Status Report.

Replacement of Special Servicer

So long as a Control Termination Event has not occurred and is not continuing, the Directing Certificateholder will have the right to replace the special servicer with or without cause as described

under "—*Replacement of Special Servicer Without Cause*" and "—*Termination of Servicer and Special Servicer for Cause—Servicer Termination Events*" below.

Control Termination Event and Consultation Termination Event

If a Control Termination Event has occurred and is continuing, but for so long as no Consultation Termination Event has occurred, the special servicer will not be required to obtain the consent of the Directing Certificateholder with respect to any of the Major Decisions or Asset Status Reports, but will be required to consult with the Directing Certificateholder in connection with any Major Decision or Asset Status Report (or any other matter for which the consent of the Directing Certificateholder would have been required or for which the Directing Certificateholder would have the right to direct the master servicer or the special servicer if no Control Termination Event had occurred and was continuing) and to consider alternative actions recommended by the Directing Certificateholder in respect of such Major Decision or Asset Status Report (or such other matter). Such consultation will not be binding on the special servicer. In the event the special servicer receives no response from the Directing Certificateholder within 10 days following its written request for input on any required consultation, the special servicer will not be obligated to consult with the Directing Certificateholder on the specific matter; *provided*, *however*, that the failure of the Directing Certificateholder to respond will not relieve the special servicer from consulting with the Directing Certificateholder on any future matters with respect to the applicable Mortgage Loan or Serviced Whole Loan or any other Mortgage Loan.

In addition, if a [Control Termination Event] [Operating Advisor Consultation Event] [INCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST] has occurred and is continuing, the special servicer will also be required to consult with the operating advisor in connection with any Major Decision (and such other matters that are subject to consultation rights of the operating advisor pursuant to the PSA) and to consider alternative actions recommended by the operating advisor in respect of such Major Decision; provided that such consultation is on a non-binding basis. In the event the special servicer receives no response from the operating advisor within 10 days following the later of (i) its written request for input on any required consultation and (ii) delivery of all such additional information reasonably requested by the operating advisor related to the subject matter of such consultation, the special servicer will not be obligated to consult with the operating advisor on the specific matter; provided, however, that the failure of the operating advisor to respond will not relieve the special servicer from consulting with the operating advisor on any future matters with respect to the applicable Mortgage Loan or Serviced Whole Loan or any other Mortgage Loan.

If a Consultation Termination Event has occurred, no class of certificates will act as the Controlling Class, and the Directing Certificateholder will have no consultation or consent rights under the PSA and will have no right to receive any notices, reports or information (other than notices, reports or information required to be delivered to all Certificateholders) or any other rights as Directing Certificateholder under the PSA. The special servicer will nonetheless be required to consult with only the operating advisor in connection with Major Decisions, asset status reports and other material special servicing actions to the extent set forth in the PSA, and no Controlling Class Certificateholder will be recognized or have any right to approve or be consulted with respect to asset status reports or material special servicer actions.

A "Control Termination Event" will occur when (i) the [THE MOST SENIOR CLASS AMONG CONTROL ELIGIBLE CERTIFICATES] certificates have a Certificate Balance (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the Certificate Balance of such class) of less than 25% of the initial Certificate Balance of that class or (ii) a holder of the [THE MOST SENIOR CLASS AMONG CONTROL ELIGIBLE CERTIFICATES] certificates is the majority Controlling Class Certificateholder and has irrevocably waived its right, in writing, to exercise any of the rights of the Controlling Class Certificateholder and such rights have not been reinstated to a successor controlling class certificateholder as described below.

A "Consultation Termination Event" will occur when (i) there is no class of Control Eligible Certificates that has a then-outstanding Certificate Balance at least equal to 25% of the initial Certificate Balance of

that class, in each case, without regard to the application of any Appraisal Reduction Amounts; or (ii) a holder of the [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] is the majority Controlling Class Certificateholder and has irrevocably waived its right, in writing, to exercise any of the rights of the Controlling Class Certificateholder and such rights have not been reinstated to a successor controlling class certificateholder pursuant to the terms of the PSA; *provided* that no Consultation Termination Event resulting solely from the operation of clause (ii) will be deemed to have existed or be in continuance with respect to a successor holder of [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] that has not irrevocably waived its right to exercise any of the rights of the Controlling Class Certificateholder.

At any time that the Controlling Class Certificateholder is the holder of a majority of the [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] certificates and the [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] certificates are the Controlling Class, it may waive its right (a) to appoint the Directing Certificateholder and (b) to exercise any of the Directing Certificateholder's rights set forth in the PSA by irrevocable written notice delivered to the depositor, certificate administrator, master servicer, special servicer and operating advisor. During such time, the special servicer will be required to consult with only the operating advisor in connection with asset status reports and material special servicing actions to the extent set forth in the PSA, and no Controlling Class Certificateholder will be recognized or have any right to replace the special servicer or approve or be consulted with respect to asset status reports or material special servicer actions. Any such waiver will remain effective until such time as the Controlling Class Certificateholder sells or transfers all or a portion of its interest in the certificates to an unaffiliated third party if such unaffiliated third party then holds the majority of the Controlling Class after giving effect to such transfer. Following any such sale or transfer of [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES], the successor Class [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] Certificateholder that is the Controlling Class Certificateholder will be reinstated as, and will again have the rights of, the Controlling Class Certificateholder without regard to any prior waiver by the predecessor certificateholder that was the Controlling Class Certificateholder. The successor [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES]certificateholder that is the Controlling Class Certificateholder will also have the right to irrevocably waive its right to appoint the Directing Certificateholder and to exercise any of the rights of the Controlling Class Certificateholder. In the event of any transfer of the [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] by a Controlling Class Certificateholder that had irrevocably waived its rights as described in this paragraph, the successor Controlling Class Certificateholder that purchased such [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES], even if it does not waive its rights as described in the preceding sentence, will not have any consent rights with respect to any Mortgage Loan that became a Specially Serviced Loan prior to such successor Controlling Class Certificateholder's purchase of [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] and had not become a Corrected Loan prior to such purchase until such Mortgage Loan becomes a Corrected Loan.]

For a description of certain restrictions on any modification, waiver or amendment to the Mortgage Loan documents, see "—*Modifications, Waivers and Amendments*" above.

Servicing Override

In the event that the master servicer or the special servicer, as applicable, determines that immediate action with respect to any Major Decision (or any other matter requiring consent of the Directing Certificateholder prior to the occurrence and continuance of a Control Termination Event in the PSA (or any matter requiring consultation with the Directing Certificateholder or the operating advisor)) is necessary to protect the interests of the Certificateholders (and, with respect to a Serviced Whole Loan, the interest of the Certificateholders and the holders of the related Serviced Companion Loan), as a collective whole (taking into account the subordinate or *pari passu* nature of any Companion Loans), the master servicer or the special servicer, as the case may be, may take any such action without waiting for the Directing Certificateholder's response (or without waiting to consult with the Directing Certificateholder or the operating advisor, as the case may be); *provided* that the special servicer or master servicer, as

applicable provides the Directing Certificateholder (or the operating advisor, if applicable) with prompt written notice following such action including a reasonably detailed explanation of the basis for such action.

[Similarly, in the event that the master servicer or the special servicer, as applicable, determines that immediate action with respect to any AB Major Decision (or any other matter requiring consent of the Loan Specific Directing Certificateholder prior to the occurrence and continuance of an AB Control Appraisal Period (or any matter requiring consultation with the Loan Specific Directing Certificateholder) is necessary to protect the interests of the Certificateholders, as a collective whole (taking into account the subordinate nature of the related Subordinate Companion Loan), the master servicer or the special servicer, as the case may be, may take any such action without waiting for the Loan Specific Directing Certificateholder's response [(or without waiting to consult with the Loan Specific Directing Certificateholder)]; provided that the special servicer or master servicer, as applicable provides the Loan Specific Directing Certificateholder (or the operating advisor, if applicable) with prompt written notice following such action including a reasonably detailed explanation of the basis for such action.]

In addition, neither the master servicer nor the special servicer (i) will be required to take or refrain from taking any action pursuant to instructions or objections from the Directing Certificateholder or the Loan Specific Directing Certificateholder or (ii) may follow any advice or consultation provided by the Directing Certificateholder or the holder of a Serviced Pari Passu Companion Loan (or its representative) that would (1) cause it to violate any applicable law, the related Mortgage Loan documents, any related Intercreditor Agreement, the PSA, including the Servicing Standard, or the REMIC provisions, (2) expose the master servicer, the special servicer, the certificate administrator, the operating advisor, the asset representations reviewer, the issuing entity or the trustee to liability, (3) materially expand the scope of responsibilities of the master servicer or the special servicer, as applicable, under the PSA or (4) cause the master servicer or the special servicer, as applicable, to act, or fail to act, in a manner which in the reasonable judgment of the master servicer or the special servicer, as applicable, is not in the best interests of the Certificateholders (and, with respect to a Serviced Whole Loan, subject to the rights of the holders of the related Companion Loan, as described under "*Description of the Mortgage Pool—The Whole Loans*").

Rights of Holders of Companion Loans and Loan Specific Directing Certificateholder

With respect to each Non-Serviced Whole Loan, the Directing Certificateholder will not be entitled to exercise the rights described above, but such rights, or rights substantially similar to those rights, will be exercisable by [the Non-Serviced Directing Certificateholder]. The issuing entity, as the holder of the Non-Serviced Mortgage Loans, has consultation rights with respect to certain major decisions relating to the Non-Serviced Whole Loans, and so long as a Control Termination Event has not occurred and is not continuing, the Directing Certificateholder will be entitled to exercise such consultation rights of the issuing entity pursuant to the terms of the related Intercreditor Agreement. [In addition, so long as a Control Termination Event has not occurred and is not continuing, the Directing Certificateholder may have [certain consent rights] in connection with a sale of a Non-Serviced Whole Loan that has become a Defaulted Loan under certain circumstances described under "—*Sale of Defaulted Loans and REO Properties*".] See also "*Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan*" and "*Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan*".

With respect to a Serviced Pari Passu Mortgage Loan that is subject to a Pari Passu Companion Loan, the holder of the Pari Passu Companion Loan has consultation rights with respect to certain major decisions. See "See "*Description of the Mortgage Pool—The Whole Loans—The Serviced Pari Passu Whole Loan*".

With respect to an AB Whole Loan, prior to the occurrence of an AB Control Appraisal Period with respect to the related Subordinate Companion Loan, the Directing Certificateholder will not be entitled to exercise the above described rights, and those rights will be held by the Subordinate Companion Loan holder (or Loan Specific Directing Certificateholder in the case of the Trust Subordinate Companion Loan) in accordance with the PSA and the related Intercreditor Agreement. Prior to the occurrence and continuance of an AB Control Appraisal Period, the consent of the Subordinate Companion Loan holder

(or Loan Specific Directing Certificateholder in the case of the Trust Subordinate Companion Loan) is required to be obtained by the special servicer for any AB Major Decision (rather than any Major Decision). However, during an AB Control Appraisal Period with respect to an AB Whole Loan, the Directing Certificateholder will have the same rights (including the rights described above) with respect to an AB Whole Loan as it does for the other Mortgage Loans in the issuing entity. See "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan*".

Limitation on Liability of Directing Certificateholder

The Directing Certificateholder will not be liable to the issuing entity or the Certificateholders for any action taken, or for refraining from the taking of any action or for errors in judgment. However, the Directing Certificateholder will not be protected against any liability to the Controlling Class Certificateholders that would otherwise be imposed by reason of willful misconduct, bad faith or negligence in the performance of duties or by reason of reckless disregard of obligations or duties owed to the Controlling Class Certificateholders.

Each Certificateholder will acknowledge and agree, by its acceptance of its certificates, that the Directing Certificateholder:

(a) may have special relationships and interests that conflict with those of holders of one or more classes of certificates;

(b) may act solely in the interests of the holders of the Controlling Class;

(c) does not have any liability or duties to the holders of any class of certificates other than the Controlling Class;

(d) may take actions that favor the interests of the holders of the Controlling Class over the interests of the holders of one or more other classes of certificates; and

(e) will have no liability whatsoever (other than to a Controlling Class Certificateholder) for having so acted as set forth in (a) – (d) above, and no Certificateholder may take any action whatsoever against the Directing Certificateholder or any director, officer, employee, agent or principal of the Directing Certificateholder for having so acted.

The taking of, or refraining from taking, any action by the master servicer or the special servicer in accordance with the direction of or approval of the Directing Certificateholder, which does not violate the terms of any Mortgage Loan, any law or the accepted servicing practices or the provisions of the PSA or the related Intercreditor Agreement, will not result in any liability on the part of the master servicer or the special servicer.

Each certificateholder will acknowledge and agree, by its acceptance of its certificates, that the Loan Specific Directing Certificateholder and the holders of any Non-Serviced Companion Loan or their respective designees (*e.g.* the Non-Serviced Directing Certificateholder under the related Non-Serviced PSA) will have limitations on liability with respect to actions taken in connection with the related Mortgage Loan similar to the limitations of the Directing Certificateholder described above pursuant to the terms of the related Intercreditor Agreement and the related Non-Serviced PSA. See "*Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan*".

The Operating Advisor

General

The operating advisor will act solely as a contracting party to the extent, and in accordance with the standard of care, set forth in the PSA, and will have no fiduciary duty to any party. The operating advisor's duties will be limited to its specific duties under the PSA, and the operating advisor will have no duty or liability to any particular class of certificates or any Certificateholder. The operating advisor is not the

special servicer or a sub-servicer and will not be charged with changing the outcome on any particular Specially Serviced Loan. By purchasing a certificate, potential investors acknowledge and agree that there could be multiple strategies to resolve any Specially Serviced Loan and that the goal of the operating advisor's participation is to provide additional input relating to the special servicer's compliance with the Servicing Standard in making its determinations as to which strategy to execute.

Potential investors should note that the operating advisor is not an "advisor" for any purpose other than as specifically set forth in the PSA and is not an advisor to any person, including without limitation any Certificateholder. For the avoidance of doubt, the operating advisor is not an "investment adviser" within the meaning of the Investment Advisers Act of 1940, as amended. See "*Risk Factors—Other Risks Relating to the Certificates—Your Lack of Control Over the Issuing Entity Can Adversely Impact Your Investment*".

Notwithstanding the foregoing, the operating advisor will generally have no obligations or consultation rights under the PSA for this transaction with respect to any Non-Serviced Whole Loan (each of which will be serviced pursuant to the related Non-Serviced PSA) or any related REO Properties. However, [NAME OF OPERATING ADVISOR] is also the operating advisor under the [NAME OF NON-SERVICED PSA] and, in that capacity, will have certain obligations and consultation rights with respect to the Non-Serviced Special Servicer pursuant to the [NAME OF NON-SERVICED PSA], that are substantially similar to those of the operating advisor under the PSA. See "*—Servicing of the Non-Serviced Mortgage Loan"* below.

[APPLICABLE TO OFFERINGS OTHER THAN OFFERINGS CLOSING ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]:

[Duties of Operating Advisor While No Control Termination Event Has Occurred and Is Continuing

With respect to each Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan, unless a Control Termination Event has occurred and is continuing, the operating advisor's obligations will be limited to the following, and generally will not involve an assessment of specific actions of the special servicer:

(a)   promptly reviewing information available to Privileged Persons on the certificate administrator's website that is relevant to the operating advisor's obligations under the PSA;

(b)   promptly reviewing each Final Asset Status Report; and

(c)   reviewing any Appraisal Reduction Amount and net present value calculations used in the special servicer's determination of what course of action to take in connection with the workout or liquidation of a Specially Serviced Loan (after they have been finalized); however the operating advisor may not opine on, or otherwise call into question, such Appraisal Reduction Amount calculations and/or net present value calculations (except that if the operating advisor discovers a mathematical error contained in such calculations, then the operating advisor will be required to notify the special servicer and the Directing Certificateholder of such error).

The operating advisor will have no specific involvement with respect to collateral substitutions, assignments, workouts, modifications, consents, waivers, insurance policies, borrower substitutions, lease changes and other similar actions that the special servicer may perform under the PSA and will have no obligations with respect to any Non-Serviced Mortgage Loan.

The operating advisor's review of information (other than a Final Asset Status Report and information accompanying such report) or interaction with the special servicer related to any specific Specially Serviced Loan is only to provide background information to support the operating advisor's duties following a servicing transfer, if needed, or to allow more meaningful interaction with the special servicer.

A "Final Asset Status Report", with respect to any Specially Serviced Loan, means each related Asset Status Report, together with such other data or supporting information provided by the special servicer to

the Directing Certificateholder which does not include any communication (other than the related Asset Status Report) between the special servicer and Directing Certificateholder with respect to such Specially Serviced Loan; provided that, so long as a Control Termination Event has not occurred and is not continuing, no Asset Status Report will be considered to be a Final Asset Status Report unless the Directing Certificateholder, has either finally approved of and consented to the actions proposed to be taken in connection therewith, or has exhausted all of its rights of approval or consent or has been deemed to have approved or consented to such action or the Asset Status Report is otherwise implemented by the special servicer in accordance with the terms of the PSA.]

[APPLICABLE TO OFFERINGS OTHER THAN OFFERINGS CLOSING ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]:

[Duties of Operating Advisor While a Control Termination Event Has Occurred and Is Continuing

With respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan, while a Control Termination Event has occurred and is continuing [(or, with respect to an AB Whole Loan, after the occurrence and during the continuance of both a Control Termination Event and an AB Control Appraisal Period)], the operating advisor's obligations will consist of the following:

(i) the operating advisor will be required to consult (on a non-binding basis) with the special servicer in respect of the Asset Status Reports [in accordance with the Operating Advisor Standard], as described under "—*Asset Status Report*";

(ii) the operating advisor will be required to consult (on a non-binding basis) with the special servicer [in accordance with the Operating Advisor Standard] with respect to Major Decisions as described under "—*The Directing Certificateholder—Major Decisions*";

(iii) the operating advisor will be required to prepare an annual report (if any Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan was a Specially Serviced Loan during the prior calendar year) to be provided to the trustee, the master servicer, the Rating Agencies, the certificate administrator (and made available through the certificate administrator's website) and the 17g-5 Information Provider (and made available through the 17g-5 Information Provider's website) in accordance with the Operating Advisor Standard, as described below under "—*Annual Report*"; and

(iv) the operating advisor will be required to promptly recalculate and verify the accuracy of the mathematical calculations and the corresponding application of the non-discretionary portion of the applicable formulas required to be utilized in connection with: (1) any Appraisal Reduction Amount or (2) net present value calculations used in the special servicer's determination of what course of action to take in connection with the workout or liquidation of a Specially Serviced Loan prior to utilization by the special servicer.

In connection with the performance of the duties described in clause (d) above:

(1) after the calculation but prior to the utilization by the special servicer, the special servicer will be required to deliver the foregoing calculations together with information and support materials (including such additional information reasonably requested by the operating advisor to confirm the mathematical accuracy of such calculations, but not including any Privileged Information) to the operating advisor;

(2) if the operating advisor does not agree with the mathematical calculations or the application of the applicable non-discretionary portions of the formula required to be utilized for such calculation, the operating advisor and special servicer will be required to consult with each other in order to resolve any inaccuracy in the mathematical calculations or the application of the non-discretionary portions of the related formula in arriving at those mathematical calculations or any disagreement; and

(3)　　if the operating advisor and special servicer are not able to resolve such matters, the operating advisor will be required to promptly notify the certificate administrator and the certificate administrator will be required to examine the calculations and supporting materials provided by the special servicer and the operating advisor and determine which calculation is to apply.

[The "Operating Advisor Standard" means the requirement that the operating advisor must act solely on behalf of the issuing entity and in the best interest of, and for the benefit of, the Certificateholders and, with respect to any Serviced Whole Loan for the benefit of the holders of the related Companion Loan (as a collective whole as if such Certificateholders and Companion Loan Holders constituted a single lender), and not to holders of any particular class of certificates (as determined by the operating advisor in the exercise of its good faith and reasonable judgment), but without regard to any conflict of interest arising from any relationship that the operating advisor or any of its affiliates may have with any of the underlying borrowers, any sponsor, the mortgage loan seller, the depositor, the servicer, the special servicer, the asset representations reviewer, the Directing Certificateholder, or any of their affiliates.]]

Annual Report.

After the occurrence and during the continuance of a Control Termination Event, based on the operating advisor's review of any Assessment of Compliance Report, Attestation Report, Asset Status Report and other information (other than any communications between the Directing Certificateholder and the special servicer that would be Privileged Information) delivered to the operating advisor by the special servicer, including each Asset Status Report delivered during the prior calendar year, the operating advisor will (if any Mortgage Loans were Specially Serviced Loans in the prior calendar year) prepare an annual report to be provided to the 17g-5 Information Provider (and made available through the 17g-5 Information Provider's website) and the certificate administrator for the benefit of the Certificateholders (and made available through the certificate administrator's website) within 120 days of the end of the prior calendar year for which a Control Termination Event was continuing as of December 31 and setting forth its assessment of the special servicer's performance of its duties under the PSA during the prior calendar year on a "platform-level basis" with respect to the resolution and liquidation of Specially Serviced Loans that the special servicer is responsible for servicing under the PSA; *provided, however*, that in the event the special servicer is replaced, the operating advisor's annual report will only relate to the entity that was acting as special servicer as of December 31 in the prior calendar year and is continuing in such capacity through the date of such annual report. Only as used in connection with the operating advisor's annual report, the term "platform-level basis" refers to the special servicer's performance of its duties as they relate to the resolution and liquidation of Specially Serviced Loans, taking into account the special servicer's specific duties under the PSA as well as the extent to which those duties were performed in accordance with the Servicing Standard, with reasonable consideration by the operating advisor of any Assessment of Compliance Report, Attestation Report, Asset Status Report and other information delivered to the operating advisor by the special servicer (other than any communications between the Directing Certificateholder and the special servicer that would be Privileged Information) pursuant to the PSA.

[Notwithstanding the foregoing, with respect to an AB Whole Loan, no annual report prepared by the operating advisor will be permitted to include an analysis of the special servicer's performance in respect of an AB Whole Loan until after the occurrence and continuance of a related AB Control Appraisal Period under the related Intercreditor Agreement.]

The special servicer must be given an opportunity to review any annual report produced by the operating advisor at least five (5) business days prior to its delivery to the certificate administrator and the 17g-5 Information Provider; *provided* that the operating advisor will have no obligation to adopt any comments to such annual report that are provided by the special servicer.

In each annual report, the operating advisor will identify any material deviations (i) from the Servicing Standard and (ii) from the special servicer's obligations under the PSA with respect to the resolution or liquidation of Specially Serviced Loans or REO Properties that the special servicer is responsible for servicing under the PSA (other than with respect to any REO Property related to the Non-Serviced

Mortgage Loan) based on the limited review required in the PSA. Each annual report will be required to comply with the confidentiality requirements, subject to certain exceptions, each as described in this prospectus and as provided in the PSA regarding Privileged Information.

[APPLICABLE TO OFFERINGS CLOSING ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]:

[Duties of Operating Advisor In General

With respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan, the operating advisor's obligations will generally consist of the following:

(i)   reviewing the actions of the special servicer, as described under "—*Asset Status Report*";

(ii)   reviewing all reports made available to Privileged Persons on the certificate administrator's website and each Final Asset Status Report;

(iii)   promptly recalculating and verifying the accuracy of the mathematical calculations and the corresponding application of the non-discretionary portion of the applicable formulas required to be utilized in connection with: (1) any Appraisal Reduction Amount or (2) net present value calculations used in the special servicer's determination of what course of action to take in connection with the workout or liquidation of a Specially Serviced Loan prior to utilization by the special servicer; and

(iv)   preparing an annual report (if any Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan was a Specially Serviced Loan during the prior calendar year) to be provided to the trustee, the master servicer, the Rating Agencies, the certificate administrator (and made available through the certificate administrator's website) and the 17g-5 Information Provider (and made available through the 17g-5 Information Provider's website) in accordance with the Operating Advisor Standard, as described below under "—*Annual Report*" below.

In connection with the performance of the duties described in clause (iii) above:

(1)   after the calculation but prior to the utilization by the special servicer, the special servicer will be required to deliver the foregoing calculations together with information and support materials (including such additional information reasonably requested by the operating advisor to confirm the mathematical accuracy of such calculations, but not including any Privileged Information) to the operating advisor;

(2)   if the operating advisor does not agree with the mathematical calculations or the application of the applicable non-discretionary portions of the formula required to be utilized for such calculation, the operating advisor and special servicer will be required to consult with each other in order to resolve any inaccuracy in the mathematical calculations or the application of the non-discretionary portions of the related formula in arriving at those mathematical calculations or any disagreement; and

(3)   if the operating advisor and special servicer are not able to resolve such matters, the operating advisor will be required to promptly notify the certificate administrator and the certificate administrator will be required to examine the calculations and supporting materials provided by the special servicer and the operating advisor and determine which calculation is to apply.

The operating advisor will have no specific involvement with respect to collateral substitutions, assignments, workouts, modifications, consents, waivers, insurance policies, borrower substitutions, lease changes and other similar actions that the special servicer may perform under the PSA and will have no obligations with respect to the Non-Serviced Mortgage Loan.

[The operating advisor's review of information (other than a Final Asset Status Report and information accompanying such report) or interaction with the special servicer related to any specific Specially Serviced Loan is only to provide background information to support the operating advisor's duties following a servicing transfer, if needed, or to allow more meaningful interaction with the special servicer.]

A "Final Asset Status Report", with respect to any Specially Serviced Loan, means each related Asset Status Report, together with such other data or supporting information provided by the special servicer to the Directing Certificateholder which does not include any communication (other than the related Asset Status Report) between the special servicer and Directing Certificateholder with respect to such Specially Serviced Loan; *provided* that, so long as a Control Termination Event has not occurred and is not continuing, no Asset Status Report will be considered to be a Final Asset Status Report unless the Directing Certificateholder, has either finally approved of and consented to the actions proposed to be taken in connection therewith, or has exhausted all of its rights of approval or consent or has been deemed to have approved or consented to such action or the Asset Status Report is otherwise implemented by the special servicer in accordance with the terms of the PSA.]

Annual Report.

Based on the operating advisor's review of any Assessment of Compliance Report, Attestation Report, Asset Status Report and other information (other than any communications between the Directing Certificateholder and the special servicer that would be Privileged Information) delivered to the operating advisor by the special servicer, including each Asset Status Report delivered during the prior calendar year, the operating advisor will (if any Mortgage Loans were Specially Serviced Loans in the prior calendar year) prepare an annual report to be provided to the 17g-5 Information Provider (and made available through the 17g-5 Information Provider's website) and the certificate administrator for the benefit of the Certificateholders (and made available through the certificate administrator's website) within 120 days of the end of the prior calendar year for which a Control Termination Event was continuing as of December 31 and setting forth its assessment of the special servicer's performance of its duties under the PSA during the prior calendar year on a "platform-level basis" with respect to the resolution and liquidation of Specially Serviced Loans that the special servicer is responsible for servicing under the PSA; *provided, however*, that in the event the special servicer is replaced, the operating advisor's annual report will only relate to the entity that was acting as special servicer as of December 31 in the prior calendar year and is continuing in such capacity through the date of such annual report. Only as used in connection with the operating advisor's annual report, the term "platform-level basis" refers to the special servicer's performance of its duties as they relate to the resolution and liquidation of Specially Serviced Loans, taking into account the special servicer's specific duties under the PSA as well as the extent to which those duties were performed in accordance with the Servicing Standard, with reasonable consideration by the operating advisor of any Assessment of Compliance Report, Attestation Report, Asset Status Report and other information delivered to the operating advisor by the special servicer (other than any communications between the Directing Certificateholder and the special servicer that would be Privileged Information) pursuant to the PSA.

The special servicer must be given an opportunity to review any annual report produced by the operating advisor at least five (5) business days prior to its delivery to the certificate administrator and the 17g-5 Information Provider; *provided* that the operating advisor will have no obligation to adopt any comments to such annual report that are provided by the special servicer.

In each annual report, the operating advisor will identify any material deviations (i) from the Servicing Standard and (ii) from the special servicer's obligations under the PSA with respect to the resolution or liquidation of Specially Serviced Loans or REO Properties that the special servicer is responsible for servicing under the PSA (other than with respect to any REO Property related to the Non-Serviced Mortgage Loan) based on the limited review required in the PSA. Each annual report will be required to comply with the confidentiality requirements, subject to certain exceptions, each as described in this prospectus and as provided in the PSA regarding Privileged Information.

Duties of Operating Advisor While an Operating Advisor Consultation Event Has Occurred and Is Continuing

[APPLICABLE TO OFFERINGS CLOSING ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

With respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan, while an Operating Advisor Consultation Event has occurred and is continuing, the operating advisor's obligations will consist of the following:

- the operating advisor will be required to consult (on a non-binding basis) with the special servicer in respect of the Asset Status Reports [in accordance with the Operating Advisor Standard], as described under "—*Asset Status Report*"; and

- the operating advisor will be required to consult (on a non-binding basis) with the special servicer [in accordance with the Operating Advisor Standard] with respect to Major Decisions as described under "—*The Directing Certificateholder—Major Decisions*".

A "Operating Advisor Consultation Event" will occur when (i) the Certificate Balances of the [HORIZONTAL RESIDUAL INTEREST CLASSES] in the aggregate (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the Certificate Balances of such classes) is less than 25% of the initial Certificate Balances of such classes in the aggregate.

[*Recommendation of the Replacement of the Special Servicer*

[APPLICABLE TO OFFERINGS CLOSING PRIOR TO DECEMBER 24, 2016, AND APPLICABLE TO OFFERINGS OTHER THAN OFFERINGS CLOSING ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]:

After the occurrence of a Consultation Termination Event, if the operating advisor determines that the special servicer is not performing its duties as required under the PSA or is otherwise not acting in accordance with the Servicing Standard, the operating advisor may recommend the replacement of the special servicer in the manner described in "—*Replacement of Special Servicer Without Cause*" and "—*Termination of Servicer and Special Servicer for Cause—Servicer Termination Events*".]

[*Recommendation of the Replacement of the Special Servicer*

[APPLICABLE TO OFFERINGS CLOSING ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]:

If the operating advisor determines, in its sole discretion exercised in good faith, that (1) special servicer is not performing its duties as required under the PSA or is otherwise not acting in accordance with the Servicing Standard, and (2) the replacement of the special servicer would be in the best interest of the Certificateholders as a collective whole, then the operating advisor may recommend the replacement of the special servicer in the manner described in "—*Replacement of Special Servicer Without Cause*" and "—*Termination of Servicer and Special Servicer for Cause—Servicer Termination Events*".]

Eligibility of Operating Advisor

The operating advisor will be required to be an Eligible Operating Advisor at all times during the term of the PSA. "Eligible Operating Advisor" means an institution:

(i)   that is a special servicer or operating advisor on a commercial mortgage-backed securities transaction rated by [NAMES OF RATING AGENCIES] (including, in the case of the operating advisor, this transaction) but has not been special servicer or operating advisor on a transaction for which any Rating Agency has qualified, downgraded or withdrawn its rating or ratings of, one or more classes of certificates for such transaction citing servicing concerns with the special servicer or operating advisor as the sole or a material factor in such rating action;

(ii)   that can and will make the representations and warranties of the operating advisor set forth in the PSA;

(iii)   that is not the depositor, the master servicer, the special servicer, a mortgage loan seller, the Directing Certificateholder, or a depositor, master servicer or special servicer with respect to the securitization of a Companion Loan, or any of their respective affiliates;

(iv)   that has not been paid by any special servicer or successor special servicer any fees, compensation or other remuneration (x) in respect of its obligations under the PSA or (y) for the appointment or recommendation for replacement of a successor special servicer to become the special servicer[; and

(v)   that does not directly or indirectly have any financial interest in this securitization transaction other than in fees from its role as operating advisor [or asset representations reviewer, if applicable].][APPLICABLE TO OFFERINGS WITH CLOSING DATES ON AND AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

Other Obligations of Operating Advisor

At all times, subject to the Privileged Information Exception, the operating advisor will be obligated to keep confidential any Privileged Information received from the special servicer or Directing Certificateholder in connection with the Directing Certificateholder's exercise of any rights under the PSA (including, without limitation, in connection with any Asset Status Report) or otherwise in connection with the transaction, except under the circumstances described below. As used in this prospectus, "Privileged Information" means (i) any correspondence between the Directing Certificateholder and the special servicer related to any Specially Serviced Loan or the exercise of the Directing Certificateholder's consent or consultation rights under the PSA, (ii) any strategically sensitive information that the special servicer has reasonably determined could compromise the issuing entity's position in any ongoing or future negotiations with the related borrower or other interested party and (iii) information subject to attorney-client privilege.

The operating advisor is required to keep all Privileged Information confidential and may not disclose such Privileged Information to any person (including Certificateholders other than the Directing Certificateholder), other than (1) to the extent expressly required by the PSA, to the other parties to the PSA with a notice indicating that such information is Privileged Information or (2) pursuant to a Privileged Information Exception. Each party to the PSA that receives Privileged Information from the operating advisor with a notice stating that such information is Privileged Information may not disclose such Privileged Information to any person without the prior written consent of the special servicer and, unless a Consultation Termination Event has occurred, the Directing Certificateholder (with respect to any Mortgage Loan other than a Non-Serviced Whole Loan) other than pursuant to a Privileged Information Exception.

"Privileged Information Exception" means, with respect to any Privileged Information, at any time (a) such Privileged Information becomes generally available and known to the public other than as a result of a disclosure directly or indirectly by the party restricted from disclosing such Privileged Information (the "Restricted Party"), (b) it is reasonable and necessary for the Restricted Party to disclose such Privileged Information in working with legal counsel, auditors, taxing authorities or other governmental agencies, (c) such Privileged Information was already known to such Restricted Party and not otherwise subject to a confidentiality obligation and/or (d) the Restricted Party is (in the case of the master servicer, the special

servicer, the operating advisor, the asset representations reviewer, the certificate administrator and the trustee, as evidenced by an opinion of counsel (which will be an additional expense of the issuing entity) delivered to each of the master servicer, the special servicer, the Directing Certificateholder, the operating advisor, the asset representations reviewer, the certificate administrator and the trustee), required by law, rule, regulation, order, judgment or decree to disclose such information.

Neither the operating advisor nor any of its affiliates may make any investment in any class of certificates; provided, however, that such prohibition will not apply to (i) riskless principal transactions effected by a broker dealer affiliate of the operating advisor or (ii) investments by an affiliate of the operating advisor if the operating advisor and such affiliate maintain policies and procedures that (A) segregate personnel involved in the activities of the operating advisor under the PSA from personnel involved in such affiliate's investment activities and (B) prevent such affiliate and its personnel from gaining access to information regarding the issuing entity and the operating advisor and its personnel from gaining access to such affiliate's information regarding its investment activities.

Delegation of Operating Advisor's Duties

[The operating advisor may delegate its duties to agents or subcontractors in accordance with the PSA however, the operating advisor will remain obligated and primarily liable for any actions required to be performed by it under the PSA without diminution of such obligation or liability or related obligation or liability by virtue of such delegation or arrangements or by virtue of indemnification from any person acting as its agents or subcontractor to the same extent and under the same terms and conditions as if the operating advisor alone were performing its obligations under the PSA.]

Termination of the Operating Advisor With Cause

[The following constitute operating advisor termination events under the PSA (each, an "Operating Advisor Termination Event"), whether any such event is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body:

(a) any failure by the operating advisor to observe or perform in any material respect any of its covenants or agreements or the material breach of any of its representations or warranties under the PSA, which failure continues unremedied for a period of 30 days after the date on which written notice of such failure is given to the operating advisor by any party to the PSA or to the operating advisor, the certificate administrator and the trustee by the holders of certificates having greater than 25% of the aggregate Voting Rights; provided that with respect to any such failure which is not curable within such 30 day period, the operating advisor will have an additional cure period of 30 days to effect such cure so long as it has commenced to cure such failure within the initial 30 day period and has provided the trustee and the certificate administrator with an officer's certificate certifying that it has diligently pursued, and is continuing to pursue, such cure;

(b) any failure by the operating advisor to perform in accordance with the Operating Advisor Standard which failure continues unremedied for a period of 30 days;

(c) any failure by the operating advisor to be an Eligible Operating Advisor, which failure continues unremedied for a period of 30 days;

(d) a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings, or for the winding up or liquidation of its affairs, shall have been entered against the operating advisor, and such decree or order shall have remained in force undischarged or unstayed for a period of 60 days;

(e) the operating advisor consents to the appointment of a conservator or receiver or liquidator or liquidation committee in any insolvency, readjustment of debt, marshaling of assets and liabilities,

voluntary liquidation, or similar proceedings of or relating to the operating advisor or of or relating to all or substantially all of its property; or

(f)   the operating advisor admits in writing its inability to pay its debts generally as they become due, files a petition to take advantage of any applicable insolvency or reorganization statute, makes an assignment for the benefit of its creditors, or voluntarily suspends payment of its obligations.]

Upon receipt by the certificate administrator of notice of the occurrence of any Operating Advisor Termination Event, the certificate administrator will be required to promptly provide written notice to all Certificateholders electronically by posting such notice on its internet website and by mail, unless the certificate administrator has received notice that such Operating Advisor Termination Event has been remedied.

Rights Upon Operating Advisor Termination Event

If an Operating Advisor Termination Event occurs then, and in each and every such case, so long as such Operating Advisor Termination Event has not been remedied, then either (i) the trustee may or (ii) upon the written direction of Certificateholders representing at least [25]% of the Voting Rights [of each class of certificates (considering each of the Class [PEZ] certificates together with the Class [PEZ] Component of the same alphabetical designation as a single "Class" for such purpose], the trustee will be required to terminate all of the rights and obligations of the operating advisor under the PSA (other than rights and obligations accrued prior to such termination (including accrued and unpaid compensation) and indemnification rights (arising out of events occurring prior to such termination)), by written notice to the operating advisor. Upon the termination of the operating advisor, a replacement operating advisor that is an Eligible Operating Advisor will be selected by the trustee. The trustee may rely on a certification by the replacement operating advisor that it is an Eligible Operating Advisor. If the certificate administrator is unable to find a replacement operating advisor that is an Eligible Operating Advisor within 30 days of the termination of the operating advisor, the depositor will be permitted to find a replacement. Unless and until a replacement operating advisor is appointed, no party may act as the operating advisor.

Upon any termination of the operating advisor and appointment of a successor operating advisor, the trustee will, as soon as possible, be required to give written notice of the termination and appointment to the special servicer, the master servicer, the certificate administrator, the depositor, the Directing Certificateholder (but only for so long as no Consultation Termination Event has occurred), any Companion Loan noteholder, the Certificateholders and the 17g-5 Information Provider (and made available through the 17g-5 Information Provider's website).

Waiver of Operating Advisor Termination Event

[The holders of certificates representing at least [__]% of the Voting Rights affected by any Operating Advisor Termination Event may waive such Operating Advisor Termination Event within twenty (20) days of the receipt of notice from the certificate administrator of the occurrence of such Operating Advisor Termination Event. Upon any such waiver of an Operating Advisor Termination Event, such Operating Advisor Termination Event shall cease to exist and shall be deemed to have been remedied. Upon any such waiver of an Operating Advisor Termination Event by Certificateholders, the trustee and the certificate administrator will be entitled to recover all costs and expenses incurred by it in connection with enforcement action taken with respect to such Operating Advisor Termination Event prior to such waiver from the issuing entity.]

Termination of the Operating Advisor Without Cause

Upon (i) the written direction of holders of Certificates evidencing not less than 15% of the aggregate Voting Rights requesting a vote to terminate and replace the operating advisor with a proposed successor operating advisor that is an Eligible Operating Advisor and (ii) payment by such holders to the certificate administrator of the reasonable fees and expenses to be incurred by the certificate administrator in connection with administering such vote, the certificate administrator will be required to promptly provide written notice of such request to all Certificateholders and the operating advisor by posting such notice on

its internet website and by mailing such notice to all Certificateholders. Upon the written direction of holders of more than 50% of the Voting Rights of the Certificates that exercise their right to vote (provided that holders of at least 50% of the Voting Rights of the Certificates exercise their right to vote), the trustee will be required to terminate all of the rights and obligations of the operating advisor under the PSA by written notice to the operating advisor (other than any rights or obligations that accrued prior to the date of such termination (including accrued and unpaid compensation) and other than indemnification rights arising out of events occurring prior to such termination). The certificate administrator will be required to include on each Distribution Date statement a statement that each Certificateholder and beneficial owner of Certificates may access such notices on the Certificate Administrator's website and each Certificateholder and beneficial owner of Certificates may register to receive email notifications when such notices are posted on the website. The Certificate Administrator will be entitled to reimbursement from the requesting Certificateholders for the reasonable expenses of posting such notices.

[APPLICABLE TO OFFERINGS OTHER THAN OFFERINGS CLOSING ON OR AFTER DECEMBER 23, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST];

[In addition, in the event there are no classes of certificates outstanding other than the Control Eligible Certificates and the Class R certificates, then all of the rights and obligations of the operating advisor under the PSA will terminate without payment of any penalty or termination fee (other than any rights or obligations that accrued prior to the date of such termination (including accrued and unpaid compensation) and other than indemnification rights arising out of events occurring prior to such termination). If the operating advisor is terminated pursuant to the foregoing sentence, then no replacement operating advisor will be appointed.]

Resignation of the Operating Advisor

The operating advisor may resign upon 30 days' prior written notice to the depositor, master servicer, special servicer, trustee, certificate administrator, the asset representations reviewer and the Directing Certificateholder, if the operating advisor has secured a replacement operating advisor that is an Eligible Operating Advisor and such replacement operating advisor has accepted its appointment as the replacement operating advisor [and the trustee has received a Rating Agency Confirmation from each Rating Agency].

In addition, the operating advisor has the right to resign without cost or expense on or after any date on which the aggregate Stated Principal Balance of the Mortgage Loans remaining in the issuing entity is less than 1.0% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date. The operating advisor will provide all of the parties to the PSA and the Directing Certificateholder 30 days prior written notice of any such resignation. If the operating advisor resigns pursuant to the foregoing, then no replacement operating advisor will be appointed. The resigning operating advisor will be entitled to, and subject, to any rights and obligations that accrued under the PSA prior to the date of any such resignation (including accrued and unpaid compensation) and any indemnification rights arising out of events occurring prior to its resignation.

Operating Advisor Compensation

Certain fees will be payable to the operating advisor, and the operating advisor will be entitled to be reimbursed for certain expenses, as described under "*Transaction Parties—The Operating Advisor*".

In the event the operating advisor resigns or is terminated for any reason, it will remain entitled to any accrued and unpaid fees and reimbursement of Operating Advisor Expenses and any rights to indemnification provided under the PSA with respect to the period for which it acted as operating advisor.

The operating advisor will be entitled to reimbursement of certain expenses incurred by the operating advisor in the event that the operating advisor is terminated without cause. See "*—Termination of the Operating Advisor Without Cause*" above.

The Asset Representations Reviewer

Asset Review

On or prior to each Distribution Date, based on the CREFC® Delinquent Loan Status Report delivered by the master servicer for such Distribution Date, the certificate administrator will be required to determine if an Asset Review Trigger has occurred. If an Asset Review Trigger is determined to have occurred, the certificate administrator will be required to promptly provide notice to all Certificateholders by posting a notice of its determination on its internet website and by mailing to the Certificateholders' addresses appearing in the certificate register. On each Distribution Date after providing such notice to Certificateholders, the certificate administrator, based on information provided to it by the master servicer or the special servicer, will be required to determine whether (1) any additional Mortgage Loan has become a Delinquent Loan, (2) any Mortgage Loan ceases to be a Delinquent Loan and (3) whether an Asset Review Trigger has ceased to exist, and deliver such information within one business day to the master servicer, the special servicer, the operating advisor and the asset representations reviewer.

With respect to any determination of whether to commence an Asset Review, an "Asset Review Trigger" will occur when either (1) Mortgage Loans with an aggregate outstanding principal balance of [__]% or more of the aggregate outstanding principal balance of all of the Mortgage Loans (including any REO Loans (or a portion of any REO Loan in the case of a Whole Loan) held by the issuing entity as of the end of the applicable Collection Period are Delinquent Loans or (2) at least [__][insert number that is [__]% by initial number of Mortgage Loans as of the Closing Date] Mortgage Loans are Delinquent Loans as of the end of the applicable Collection Period and the outstanding principal balance of such Delinquent Loans in the aggregate constitutes at least [ ]% of the aggregate outstanding principal balances of all of the Mortgage Loans (including any REO Loans (or a portion of any REO Loan in the case of a Whole Loan)) held by the issuing entity as of the end of the applicable Collection Period.

The PSA will require that the certificate administrator include in the Distribution Report on Form 10-D relating to the distribution period in which the Asset Review Trigger occurred a description of the events that caused the Asset Review Trigger to occur.

We believe this Asset Review Trigger is appropriate considering the unique characteristics of pools of Mortgage Loans underlying CMBS. See "*Risk Factors—Risks Relating to the Mortgage Loans—Static Pool Data Would Not Be Indicative of the Performance of this Pool*". In particular, this pool of Mortgage Loans is not homogeneous or granular, and there are individual Mortgage Loans that each represent a significant percentage, by outstanding principal balance, of the Mortgage Pool. We believe it would not be appropriate for the delinquency of [__] large loans to cause the Asset Review Trigger to be met, as that would not necessarily be indicative of the overall quality of the Mortgage Pool. As a result, the percentage based on outstanding principal balance in clause (1) was set to exceed the portion of the [aggregate outstanding balance of the Mortgage Pool] represented by the [__] largest Mortgage Loans in the pool. On the other hand, a significant number of delinquent Mortgage Loans by loan count, but representing a smaller percentage of the aggregate outstanding principal balance of the mortgage loans than the percentage set forth in clause (1) above, could indicate an issue with the quality of the Mortgage Pool. As a result, we believe it would be appropriate to have an alternative test as set forth in clause (2) above, namely to have the Asset Review Trigger be met if Mortgage Loans representing [__]% of the Mortgage Loans (by loan count) are Delinquent Loans. [With respect to prior pools of commercial mortgage loans for which GACC (or its predecessors) was sponsor in a public offering of CMBS, the highest percentage of loans that were delinquent at least 60 days at the end of any [reporting period] between January 1, 2010 and [INSERT A DATE NO LATER THAN 135 DAYS OF THE DATE OF FIRST USE OF THE PROSPECTUS] was [____]%.]

"Delinquent Loan" means a Mortgage Loan that is delinquent at least sixty days in respect of its Periodic Payments or balloon payment, if any, in either case such delinquency to be determined without giving effect to any grace period.

Asset Review Vote

If an Asset Review Trigger occurs, upon the written direction of Certificateholders evidencing not less than 5% of the Voting Rights requesting a vote to commence an Asset Review (an "Asset Review Vote Election"), the certificate administrator will be required to promptly provide written notice of such direction to all Certificateholders, and to conduct a solicitation of votes of Certificateholders to authorize an Asset Review. Upon the affirmative vote to authorize an Asset Review of Certificateholders evidencing at least a majority of the aggregate Voting Rights of the votes cast within 180 days of the receipt of the Asset Review Vote Election (an "Affirmative Asset Review Vote"), the certificate administrator will be required to promptly provide written notice of such Affirmative Asset Review Vote to all parties to the PSA, the underwriters, the mortgage loan sellers, the Directing Certificateholder and the Certificateholders. If a majority of the outstanding aggregate Voting Rights affirmatively votes to authorize an Asset Review, such Affirmative Asset Review Vote shall also be referred to as a "Majority Affirmative Asset Review Vote." In the event an Affirmative Asset Review Vote has not occurred within such 180-day period following the receipt of the Asset Review Vote Election, no Certificateholder may request a vote or cast a vote for an Asset Review and the asset representations reviewer will not be required to review any Delinquent Loan unless and until (A) an additional Mortgage Loan has become a Delinquent Loan after the expiration of such 180-day period, (B) an Asset Review Trigger has occurred as a result or otherwise is in effect, (C) the certificate administrator has received any Asset Review Vote Election after the occurrence of the events described in clauses (A) and (B) above and (D) an Affirmative Asset Review Vote has occurred within 180 days after the Asset Review Vote Election described in clause (C) above. After the occurrence of any Asset Review Vote Election or an Affirmative Asset Review Vote, no Certificateholder may make any additional Asset Review Vote Election except as described in the immediately preceding sentence. [Any reasonable out-of-pocket expenses incurred by the certificate administrator in connection with administering such vote will be paid as an expense of the issuing entity from the Collection Account.]

Review Materials

Upon receipt of notice from the certificate administrator of an Affirmative Asset Review Vote (the "Asset Review Notice"), the special servicer will be required to promptly post to a secure data room the following information (collectively, the "Review Materials"):

- a copy of the Diligence File for each Mortgage Loan that is a Delinquent Loan (other than any Delinquent Loan that has previously been the subject of an Asset Review and delivery of an Asset Review Report) as of the end of the most recent Collection Period to the asset representations reviewer;

- servicing comments relating to the applicable Delinquent Loans and/or the information and documentation set forth in the proviso to the definition of "Diligence File"; and

- any other related information that is required of the special servicer to be posted to the secure data room as described below.

With respect to the requirement to post a copy of the servicing comments to the secure data room, the special servicer will be required to promptly post its servicing comments to the secure data room and request that the master servicer or the mortgage loan seller, as applicable, promptly deliver the information requested by the asset representations reviewer to the special servicer, and the special servicer will be required to promptly post such information received from the master servicer or the mortgage loan seller to the secure data room; *provided* that the master servicer or the mortgage loan seller will be required to deliver such additional information only to the extent such information is reasonably available to it.

In addition, in the event that the asset representations reviewer determines that the information posted to the secure data room with respect to any Mortgage Loan is missing any documents required to complete any Test described below in connection with an Asset Review of such Mortgage Loan, the asset representations reviewer will be required to promptly notify the special servicer of such missing

documents, and the special servicer will be required to promptly contact the mortgage loan seller to obtain such documents from the mortgage loan seller. The mortgage loan seller will be required to deliver any such missing documents to the special servicer to the extent such documents are reasonably available to the mortgage loan seller.

The asset representations reviewer may, but is under no obligation to, consider information furnished to it by a person that is not a party to the PSA or the applicable mortgage loan seller, and will do so only if such information can be independently verified or is determined by the asset representations reviewer in its good faith discretion ("Unsolicited Information").relevant to the Asset Review, as described below.

Asset Review

Upon its receipt of the Asset Review Notice and access to the Review Materials with respect to a Delinquent Loan, the asset representations reviewer, as an independent contractor, is required to commence a review of the compliance of each Delinquent Loan with the representations and warranties related to that Delinquent Loan (such review, the "Asset Review"). An Asset Review of each Delinquent Loan will consist of the application of a set of pre-determined review procedures (the "Tests") for each representation and warranty made by the mortgage loan seller with respect to such Delinquent Loan. Once an Asset Review of a Mortgage Loan is completed, no further Asset Review will be required of that Mortgage Loan notwithstanding that such Mortgage Loan may continue to be a Delinquent Loan or become a Delinquent Loan again at the time when a new Asset Review Trigger occurs and a new Affirmative Asset Review Vote is obtained subsequent to the occurrence of such Asset Review Trigger.

"Asset Review Standard" means the performance of the asset representations reviewer of its duties under the PSA in good faith subject to the express terms of the PSA, in a manner consistent with the same level of skill and diligence that it would employ in reviews of Mortgage Loans that it conducts for other clients in the normal course of its business at the time of any Asset Review. All determinations or assumptions made by the asset representations reviewer in connection with an Asset Review are required to be made in the asset representations reviewer's good faith discretion and judgment based on the facts and circumstances known to it at the time of such determination or assumption.

No Certificateholder will have the right to change the scope of the asset representations reviewer's review, and the asset representations reviewer will not be permitted to review any information other than (i) the Review Materials posted in the secure data room, or (ii) Unsolicited Information.

The asset representations reviewer may, absent manifest error and subject to the Asset Review Standard, (i) assume, without independent investigation or verification, that the Review Materials are accurate and complete in all material respects and (ii) conclusively rely on such Review Materials.

In the event that the asset representations reviewer determines that the Review Materials are insufficient to complete a Test and such missing information and documentation is not posted by the special servicer within [_____] days upon request as described above, the asset representations reviewer will list such missing documents in its preliminary report setting forth the preliminary results of the application of the Tests and the reasons why such missing documents are necessary to complete a Test and whether the absence of such documents will be deemed to be a failure of such Test. The asset representations reviewer will provide such preliminary report to the special servicer, who will promptly provide such results to the applicable mortgage loan seller. If the preliminary report indicates one of the representations and warranties fails or is deemed to fail any Test, the mortgage loan seller will have [___] days (the "Cure/Contest Period") to remedy or otherwise refute the failure. Any documents provided or explanations given to support a conclusion that the representation and warranty has not failed a Test will be sent to the special servicer, and the special servicer will be required to promptly post to the secure data room any documents received from the mortgage loan seller or explanations given to support the mortgage loan seller's claim that the representation and warranty has not failed a Test or any missing documents in the Review Materials are not required to complete a Test.

The asset representations reviewer will be required to, within [_____] days after the date of receipt of the related Diligence File or within the [___] days after the expiration of the Cure/Contest Period

(whichever is later), complete an Asset Review with respect to each Delinquent Loan and deliver (i) a report to each party to the PSA and the applicable mortgage loan seller for each Delinquent Loan setting forth the results of the application of the Tests in connection with such Asset Review (a "Asset Review Report"). Such Asset Review Report will be required to include (i) a summary of the asset representations reviewer's findings and conclusions as to whether or not it has determined in accordance with the Asset Review Standard there is any evidence of a failure of any Test in the information and documentation reviewed by the asset representations reviewer, and (ii) a statement that the asset representations reviewer's conclusions set forth in the Asset Review Report were not influenced by any third party. In no event will the asset representations reviewer be required to determine whether any Test failure constitutes a Material Defect, or whether the issuing entity should enforce any rights it may have against the applicable mortgage loan seller, which, in each such case, will be the responsibility of the special servicer. See "—*Enforcement of Mortgage Loan Seller's Obligations Under the MLPA*" below. In addition, in the event that the asset representations reviewer does not receive any information or documentation that it requested from the special servicer prior to the date by which the asset representations reviewer is required to deliver an Asset Review Report, the asset representations reviewer will be required to prepare the Asset Review Report solely based on the information received by the asset representations reviewer with respect to the related Delinquent Loan, and the asset representations reviewer will have no responsibility to independently obtain any such information from any party to the PSA. The PSA will require that the certificate administrator (i) include in the Distribution Report on Form 10–D relating to the distribution period in which the Asset Review Report was received, a summary of the asset representations reviewer's conclusions included in such Asset Review Report, and (ii) post such summary to the certificate administrator's website not later than [two] business days after receipt of such Asset Review Report from the asset representations reviewer.

Eligibility of Asset Representations Reviewer

[The asset representations reviewer will be required to represent and warrant in the PSA that it is an Eligible Asset Reviewer. The asset representations reviewer is required to at all times be an Eligible Asset Reviewer. If the asset representations reviewer ceases to be an Eligible Asset Reviewer, the asset representations reviewer is required to immediately notify the master servicer, the special servicer, the trustee, the operating advisor, the certificate administrator and the Directing Certificateholder of such disqualification and immediately resign under the PSA as described under the "—*Resignation of Asset Representations Reviewer*" below].

[An "Eligible Asset Reviewer" is an institution that (i) is the special servicer, operating advisor or asset representations reviewer on a transaction rated by any of [APPLICABLE RATING AGENCIES] and that has not been a special servicer, operating advisor or asset representations reviewer on a transaction for which [APPLICABLE RATING AGENCIES] has qualified, downgraded or withdrawn its rating or ratings of, one or more classes of certificates for such transaction citing servicing or other relevant concerns with the special servicer, the operating advisor or the asset representations reviewer, as applicable, as the sole or material factor in such rating action, (ii) can and will make certain representations and warranties with respect to the asset representations reviewer set forth in the PSA, (iii) is not affiliated with any sponsor, any mortgage loan seller, the master servicer, the special servicer, the depositor, the certificate administrator, the trustee, the Directing Certificateholder or any of their respective affiliates, and (iv) has not performed any due diligence or similar services with respect to any Mortgage Loan or any related Companion Loan prior to the Closing Date for or on behalf of any sponsor, any mortgage loan seller, any underwriter or the Directing Certificateholder or any of their respective affiliates, or have been paid any fees, compensation or other remuneration by any of them in connection with any such services.]

Other Obligations of Asset Representations Reviewer

[Subject to the Privileged Information Exception, the asset representations reviewer is required to keep confidential any Privileged Information received from any party to the PSA or any sponsor under the PSA (including, without limitation, in connection with the review of the Mortgage Loans) and not disclose such Privileged Information to any person (including Certificateholders), other than (1) to the extent expressly required by the PSA in an Asset Review Report or otherwise, to the other parties to the PSA with a notice indicating that such information is Privileged Information or (2) pursuant to a Privileged

Information Exception. Each party to the PSA that receives Privileged Information from the asset representations reviewer with a notice stating that such information is Privileged Information may not disclose such Privileged Information to any person without the prior written consent of the applicable special servicer other than pursuant to a Privileged Information Exception.]

Neither the asset representations reviewer or any of its affiliates may make any investment in any class of certificates; provided, however, that such prohibition will not apply to (i) riskless principal transactions effected by a broker-dealer affiliate of the asset representations reviewer or (ii) investments by an affiliate of the asset representations reviewer if the asset representations reviewer and such affiliate maintain policies and procedures that (A) segregate personnel involved in the activities of the asset representations reviewer under the PSA from personnel involved in such affiliate's investment activities and (B) prevent such affiliate and its personnel from gaining access to information regarding the issuing entity and the asset representations reviewer and its personnel from gaining access to such affiliate's information regarding its investment activities.

Delegation of Asset Representations Reviewer's Duties

The asset representations reviewer may delegate its duties to agents or subcontractors in accordance with the PSA, however, the asset representations reviewer will remain obligated and primarily liable for any Asset Review required in accordance with the provisions of the PSA without diminution of such obligation or liability or related obligation or liability by virtue of such delegation or arrangements or by virtue of indemnification from any person acting as its agents or subcontractor to the same extent and under the same terms and conditions as if the asset representations reviewer alone were performing its obligations under the PSA.

Asset Reviewer Termination Events

The following constitute asset representations reviewer termination events under the PSA (each, an "Asset Reviewer Termination Event") whether any such event is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body:

(i)   any failure by the asset representations reviewer to observe or perform in any material respect any of its covenants or agreements or the material breach of any of its representations or warranties under the PSA, which failure continues unremedied for a period of 30 days after the date on which written notice of such failure is given to the asset representations reviewer by the trustee or to the asset representations reviewer and the trustee by the holders of certificates evidencing at least [25]% of the Voting Rights;

(ii) any failure by the asset representations reviewer to perform its obligations set forth in the PSA in accordance with the Asset Review Standard in any material respect, which failure continues unremedied for a period of 30 days;

(iii) any failure by the asset representations reviewer to be an Eligible Asset Reviewer, which failure continues unremedied for a period of 30 days;

(iv) a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, has been entered against the asset representations reviewer, and such decree or order has remained in force undischarged or unstayed for a period of 60 days;

(v)   the asset representations reviewer consents to the appointment of a conservator or receiver or liquidator or liquidation committee in any insolvency, readjustment of debt, marshaling of assets

and liabilities, voluntary liquidation, or similar proceedings of or relating to the asset representations reviewer or of or relating to all or substantially all of its property; or

(vi) the asset representations reviewer admits in writing its inability to pay its debts generally as they become due, files a petition to take advantage of any applicable insolvency or reorganization statute, makes an assignment for the benefit of its creditors, or voluntarily suspends payment of its obligations.

Upon receipt by the certificate administrator of notice of the occurrence of any Asset Reviewer Termination Event, the certificate administrator will be required to promptly provide written notice to all Certificateholders electronically by posting such notice on its internet website and by mail, unless the certificate administrator has received notice that such Asset Reviewer Termination Event has been remedied.

Rights Upon Asset Reviewer Termination Event

If an Asset Reviewer Termination Event occurs, and in each and every such case, so long as such Asset Reviewer Termination Event has not been remedied, then either the trustee (i) may or (ii) upon the written direction of Certificateholders evidencing at least [25]% of the Voting Rights will be required to, terminate all of the rights and obligations of the asset representations reviewer under the PSA, other than rights and obligations accrued prior to such termination and other than indemnification rights (arising out of events occurring prior to such termination), by written notice to the asset representations reviewer. The asset representations reviewer is required to bear all reasonable costs and expenses of each other party to the PSA in connection with its termination for cause.

Termination of the Asset Representations Reviewer Without Cause

Upon (i) the written direction of Certificateholders evidencing not less than [25]% of the Voting Rights requesting a vote to terminate and replace the asset representations reviewer with a proposed successor asset representations reviewer that is an Eligible Asset Reviewer, and (ii) payment by such holders to the certificate administrator of the reasonable fees and expenses to be incurred by the certificate administrator in connection with administering such vote, the certificate administrator will promptly provide notice to all Certificateholders and the asset representations reviewer of such request by posting such notice on its internet website, and by mailing to all Certificateholders and the asset representations reviewer. Upon the written direction of Certificateholders evidencing at least [75]% of a Certificateholder Quorum, the trustee will terminate all of the rights and obligations of the asset representations reviewer under the PSA (other than any rights or obligations that accrued prior to the date of such termination and other than indemnification rights (arising out of events occurring prior to such termination)) by written notice to the asset representations reviewer, and the proposed successor asset representations reviewer will be appointed.

[In the event that holders of the certificates entitled to at least 75% of the Voting Rights elect to remove the asset representations reviewer without cause and appoint a successor, the successor asset representations reviewer will be responsible for all expenses necessary to effect the transfer of responsibilities from its predecessor.]

Resignation of Asset Representations Reviewer

The asset representations reviewer may at any time resign by giving written notice to the other parties to the PSA. In addition, the asset representations reviewer will at all times be, and will be required to resign if it fails to be an Eligible Asset Reviewer by giving written notice to the other parties. Upon such notice of resignation, the depositor is required to promptly appoint a successor asset representations reviewer that is an Eligible Asset Reviewer. No resignation of the asset representations reviewer will be effective until a successor asset representations reviewer has been appointed and accepted the appointment. If no successor asset representations reviewer has been so appointed and accepted the appointment within 30 days after the notice of resignation, the resigning asset representations reviewer may petition any court of competent jurisdiction for the appointment of a successor asset representations

reviewer. The resigning asset representations reviewer must pay all costs and expenses associated with the transfer of its duties.

Asset Representations Reviewer Compensation

Certain fees will be payable to the asset representations reviewer, and the asset representations reviewer will be entitled to be reimbursed for certain expenses, as described under *"Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses"*.

Replacement of Special Servicer Without Cause

Except as limited by certain conditions described below and subject to the rights of the holder of the related Companion Loan (or in the case of an AB Whole Loan, the Loan Specific Directing Certificateholder) under the related Intercreditor Agreement, the special servicer may generally be replaced, prior to the occurrence and continuance of a Control Termination Event, at any time and without cause, by the Directing Certificateholder so long as, among other things, the Directing Certificateholder provides a replacement special servicer that meets the requirements of the PSA, including that the trustee and the certificate administrator receive a Rating Agency Confirmation from each Rating Agency and that such replacement special servicer may not be the asset representations reviewer or any of its affiliates. The reasonable fees and out-of-pocket expenses of any such termination incurred by the Directing Certificateholder without cause (including the costs of obtaining a Rating Agency Confirmation) will be paid by the holders of the Controlling Class.

After the occurrence and during the continuance of a Control Termination Event, upon (i) the written direction of holders of Principal Balance Certificates and Class [PEZ] certificates evidencing not less than 25% of the Voting Rights (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the Certificate Balances) of the Principal Balance Certificates and Class [PEZ] certificates requesting a vote to replace the special servicer with a new special servicer, (ii) payment by such holders to the certificate administrator of the reasonable fees and expenses (including any legal fees and any Rating Agency fees and expenses) to be incurred by the certificate administrator in connection with administering such vote (which fees and expenses will not be additional trust fund expenses), and (iii) delivery by such holders to the certificate administrator and the trustee of Rating Agency Confirmation from each Rating Agency (such Rating Agency Confirmation will be obtained at the expense of those holders of certificates requesting such vote), the certificate administrator will be required to post notice of the same on the certificate administrator's website and concurrently by mail and conduct the solicitation of votes of all certificates in such regard, which such vote must occur within 180 days of the posting of such notice. Upon the written direction of (i) holders of Principal Balance Certificates and Class [PEZ] certificates evidencing at least 75% of a Certificateholder Quorum or (ii) holders of Principal Balance Certificates and Class [PEZ] certificates evidencing more than 50% of the aggregate Voting Rights of each Class of Non-Reduced Certificates on an aggregate basis, the trustee will be required to terminate all of the rights and obligations of the special servicer under the PSA and appoint the successor special servicer (which must be a Qualified Replacement Special Servicer) designated by such Certificateholders; provided such successor special servicer is a Qualified Replacement Special Servicer, subject to indemnification, right to outstanding fees, reimbursement of Advances and other rights set forth in the PSA, which survive such termination.

A "Certificateholder Quorum" means, in connection with any solicitation of votes in connection with the replacement of the special servicer described above, the holders of certificates evidencing at least 75% of the aggregate Voting Rights (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the Certificate Balances of the Certificates) of all Principal Balance Certificates and Class [PEZ] certificates on an aggregate basis.

"Non-Reduced Certificates" means any Class of Principal Balance Certificates then-outstanding for which (a)(1) the initial Certificate Balance of such class of certificates minus (2) the sum (without duplication) of (x) any payments of principal (whether as principal prepayments or otherwise) distributed to the Certificateholders of such class of certificates, (y) any Appraisal Reduction Amounts allocated to such class of certificates and (z) any Realized Losses previously allocated to such class of certificates, is

equal to or greater than (b) 25% of the remainder of (1) the initial Certificate Balance of such class of certificates less (2) any payments of principal (whether as principal prepayments or otherwise) previously distributed to the Certificateholders of such class of certificates; provided, that for purposes of this definition, the Class [A] Certificates and the Class [PEZ] Component [A] will be considered as if they together constitute a single "Class" of Principal Balance Certificates, the Class [B] Certificates and the Class [PEZ] Component [B] will be considered as if they together constitute a single "Class" of Principal Balance Certificates, the Class [C] Certificates and the Class [PEZ] Component [C] will be considered as if they together constitute a single "Class" of Principal Balance Certificates, and the Class [PEZ] certificates will be Non-Reduced Certificates only with respect to each component thereof that is part of a Class of Non-Reduced Certificates determined as described in this proviso.

A "Qualified Replacement Special Servicer" is a replacement special servicer that [(i) satisfies all of the eligibility requirements applicable to special servicers in the PSA, (ii) is not the operating advisor, the asset representations reviewer or an affiliate of the operating advisor or the asset representations reviewer, (iii) is not obligated to pay the operating advisor (x) any fees or otherwise compensate the operating advisor in respect of its obligations under the PSA, or (y) for the appointment of the successor special servicer or the recommendation by the operating advisor for the replacement special servicer to become the special servicer, (iv) is not entitled to receive any compensation from the operating advisor other than compensation that is not material and is unrelated to the operating advisor's recommendation that such party be appointed as the replacement special servicer, (v) is not entitled to receive any fee from the operating advisor for its appointment as successor special servicer, in each case, unless expressly approved by 100% of the Certificateholders, [(vi) is not a special servicer that has been cited by [NAME OF RATING AGENCY] as having servicing concerns as the sole or material factor in any qualification, downgrade or withdrawal of the ratings (or placement on "watch status" in contemplation of a ratings downgrade or withdrawal) of securities in a transaction serviced by the applicable servicer prior to the time of determination, (vii) currently has a special servicer rating of at least [SPECIFIC MINIMUM RATING] from [NAME OF RATING AGENCY] and (viii) is not a special servicer that has been cited by [NAME OF RATING AGENCY] as having servicing concerns as the sole or a material factor in any qualification, downgrade or withdrawal of the ratings (or placement on "watch status" in contemplation of a ratings downgrade or withdrawal) of securities in a transaction serviced by the applicable servicer prior to the time of determination].

[THE FOLLOWING TWO PARAGRAPHS ARE APPLICABLE TO OFFERINGS PRIOR TO DECEMBER 24, 2016:]

[In addition, after the occurrence of a Consultation Termination Event, if the operating advisor determines that the special servicer is not performing its duties as required under the PSA or is otherwise not acting in accordance with the Servicing Standard, the operating advisor will have the right to recommend the replacement of the special servicer. In such event, the operating advisor will be required to deliver to the trustee and the certificate administrator, with a copy to the special servicer, a written recommendation detailing the reasons supporting its position (along with relevant information justifying its recommendation) and recommending a suggested replacement special servicer (which must be a Qualified Replacement Special Servicer). The certificate administrator will be required to notify each Certificateholder of the recommendation and post it on the certificate administrator's internet website, and to conduct the solicitation of votes with respect to such recommendation.

The operating advisor's recommendation to replace the special servicer must be confirmed by an affirmative vote of holders of Principal Balance Certificates and Class [PEZ] certificates evidencing at least a majority of the aggregate Voting Rights (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the respective Certificate Balances) of all Principal Balance Certificates and Class [PEZ] certificates on an aggregate basis. In the event the holders of such Principal Balance Certificates and Class [PEZ] certificates elect to remove and replace the special servicer, the certificate administrator will be required to receive a Rating Agency Confirmation from each of the Rating Agencies at that time. In the event the certificate administrator receives a Rating Agency Confirmation from each of the Rating Agencies (and the successor special servicer agrees to be bound by the terms of the PSA), the trustee will then be required to terminate all of the rights and obligations of the special

servicer under the PSA and to appoint the successor special servicer approved by the Certificateholders, *provided* such successor special servicer is a Qualified Replacement Special Servicer, subject to the terminated special servicer's rights to indemnification, payment of outstanding fees, reimbursement of Advances and other rights set forth in the PSA that survive termination. The reasonable out-of-pocket costs and expenses (including reasonable legal fees and expenses of outside counsel) associated with obtaining such Rating Agency Confirmations and administering the vote of the applicable holders of the Principal Balance Certificates and Class [PEZ] certificates and the operating advisor's identification of a Qualified Replacement Special Servicer will be an additional trust fund expense. [Notwithstanding the foregoing, the operating advisor will not be permitted to recommend the replacement of the special servicer with respect to an AB Whole Loan unless an AB Control Appraisal Period has occurred and is continuing with respect to an AB Whole Loan under the related Intercreditor Agreement.] [See "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan*".]

[THE FOLLOWING TWO PARAGRAPHS ARE APPLICABLE TO OFFERINGS CLOSING ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]:

[In addition, if the operating advisor determines, in its sole discretion exercised in good faith, that (1) the special servicer is not performing its duties as required under the PSA or is otherwise not acting in accordance with the Servicing Standard and (2) the replacement of the special servicer would be in the best interest of the certificateholders as a collective whole, then the operating advisor will have the right to recommend the replacement of the special servicer. In such event, the operating advisor will be required to deliver to the trustee and the certificate administrator, with a copy to the special servicer, a written recommendation detailing the reasons supporting its position (along with relevant information justifying its recommendation) and recommending a suggested replacement special servicer (which must be a Qualified Replacement Special Servicer). The certificate administrator will be required to notify each Certificateholder of the recommendation and post it on the certificate administrator's internet website, and to conduct the solicitation of votes with respect to such recommendation.

The operating advisor's recommendation to replace the special servicer must be confirmed by an affirmative vote of holders of Principal Balance Certificates and Class [PEZ] certificates evidencing at least a majority of a quorum of certificateholders (which, for this purpose, is the holders of certificates that (i) evidence at least 20% of the Voting Rights (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the respective Certificate Balances) of all Principal Balance Certificates and Class [PEZ] certificates on an aggregate basis, and (ii) consist of at least three Certificateholders or Certificate Owners that are not affiliated with each other). In the event the holders of such Principal Balance Certificates and Class [PEZ] certificates elect to remove and replace the special servicer, the certificate administrator will be required to receive a Rating Agency Confirmation from each of the Rating Agencies at that time. In the event the certificate administrator receives a Rating Agency Confirmation from each of the Rating Agencies (and the successor special servicer agrees to be bound by the terms of the PSA), the trustee will then be required to terminate all of the rights and obligations of the special servicer under the PSA and to appoint the successor special servicer approved by the Certificateholders, provided such successor special servicer is a Qualified Replacement Special Servicer, subject to the terminated special servicer's rights to indemnification, payment of outstanding fees, reimbursement of Advances and other rights set forth in the PSA that survive termination. The reasonable out-of-pocket costs and expenses associated with obtaining such Rating Agency Confirmations and administering the vote of the applicable holders of the Principal Balance Certificates and Class [PEZ] certificates and the operating advisor's identification of a Qualified Replacement Special Servicer will be an additional trust fund expense. [Notwithstanding the foregoing, the operating advisor will not be permitted to recommend the replacement of the special servicer with respect to an AB Whole Loan unless an AB Control Appraisal Period has occurred and is continuing with respect to an AB Whole Loan under the related Intercreditor Agreement.] [See "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan*".]]

In any case, the trustee will notify the outgoing special servicer promptly of the effective date of its termination. Any replacement special servicer recommended by the operating advisor must be a Qualified Replacement Special Servicer.

No appointment of a special servicer will be effective until the depositor has filed any required Exchange Act filings related to the removal and replacement of the special servicer.

Notwithstanding the foregoing, the Certificateholders' direction to replace the special servicer will not apply to an AB Whole Loan unless an AB Control Appraisal Period has occurred and is continuing with respect to an AB Whole Loan under the related Intercreditor Agreement. The Subordinate Companion Loan holder (or Loan Specific Directing Certificateholder in the case of the Trust Subordinate Companion Loan), will have the right, prior to the occurrence and continuance of an AB Control Appraisal Period, to replace the special servicer solely with respect to an AB Whole Loan. See "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan*".

With respect to each Non-Serviced Whole Loan, the related Non-Serviced Special Servicer may be removed, and a successor special servicer appointed at any time by the Non-Serviced Directing Certificateholder appointed under the related Non-Serviced PSA (and not by the Directing Certificateholder for this transaction) to the extent set forth in the related Non-Serviced PSA and the related Intercreditor Agreement for such Non-Serviced Whole Loan. See "*Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan*" and "*—Servicing of the Non-Serviced Mortgage Loan"* below.

Termination of Servicer and Special Servicer for Cause

Servicer Termination Events

A "<u>Servicer Termination Event</u>" under the PSA with respect to the master servicer or the special servicer, as the case may be, will include, without limitation:

(a) with respect to the master servicer only, any failure by the master servicer (i) to make a required deposit to the Collection Account or to the separate custodial account for any Serviced Whole Loan on the day such deposit was first required to be made, which failure is not remedied within two business days, (ii) to deposit into, or remit to the certificate administrator for deposit into, the Distribution Account any amount required to be so deposited or remitted (including any required P&I Advance, unless the master servicer determines that such P&I Advance would not be recoverable), which failure is not remedied by 11:00 a.m. (New York City time) on the relevant Distribution Date (*provided*, *however*, that to the extent the master servicer does not timely make such remittances to the certificate administrator, the master servicer will be required to pay the certificate administrator for the account of the certificate administrator interest on any amount not timely remitted at the Advance Rate from and including the applicable required remittance date to, but not including, the date such remittance is actually made) or (iii) to remit to any holder of a Serviced Companion Loan, as and when required by the PSA or the related intercreditor agreement, any amount required to be so remitted which failure continues for two business days;

(b) with respect to the special servicer only, any failure by the special servicer to deposit into the REO Account on the day such deposit is required to be made and such failure continues unremedied for two business days, or to remit to the master servicer for deposit in the Collection Account (or, in the case of a Serviced Whole Loan, the related custodial account) any such remittance required to be made, under the PSA; provided, however, that the failure of the special servicer to remit such remittance to the master servicer will not be a Servicer Termination Event if such failure is remedied within two business days and if the special servicer has compensated the master servicer for any loss of income (at the Advance Rate) on such amount suffered by the master servicer due to and caused by the late remittance of the special servicer and reimbursed the issuing entity for any resulting advance interest due to the master servicer;

(c) any failure by the master servicer or the special servicer duly to observe or perform in any material respect any of its other covenants or obligations under the PSA, which failure continues unremedied for 30 days (15 days in the case of the master servicer's failure to make a Servicing Advance or 45 days in the case of failure to pay the premium for any insurance policy required to be force placed by the master servicer or the special servicer, as the case may be, pursuant to the PSA or in any event such reasonable shorter period of time as is necessary to avoid the commencement of foreclosure proceedings for any lien relating to unpaid real estate taxes or assessments or a lapse in any required insurance coverage) after written notice of the failure has been given to the master servicer or the special servicer, as the case may be, by any other party to the PSA, by the Certificateholders of any Class, evidencing Percentage Interests aggregating not less than 25% of such Class or by such holder of a Serviced Companion Loan, if affected; *provided*, if that failure is capable of being cured and the master servicer or the special servicer, as applicable, is diligently pursuing that cure, that 15-, 30- or 45-day period, as applicable, will be extended an additional 30 days;

(d) any breach on the part of the master servicer or the special servicer of any representation or warranty in the PSA which materially and adversely affects the interests of any class of certificateholders or holder of a Serviced Companion Loan and which continues unremedied for a period of 30 days after the date on which notice of that breach, requiring the same to be remedied, is given to the master servicer or the special servicer, as the case may be, by any other party to the PSA, or to the master servicer, the special servicer, the depositor and the trustee by the holders of Certificates of any Class, evidencing Percentage Interests aggregating not less than 25% of such Class or by such holder of a Serviced Companion Loan, if affected; *provided*, if that breach is capable of being cured and the master servicer or special servicer, as applicable, is diligently pursuing that cure, that 30-day period will be extended an additional 30 days;

(e) certain events of insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings in respect of or relating to the master servicer or the special servicer, as applicable, and certain actions by or on behalf of the master servicer or the special servicer indicating its insolvency or inability to pay its obligations;

(f)   (i) any of [NAME OF RATING AGENCY] or [NAME OF RATING AGENCY] has (A) qualified, downgraded or withdrawn its rating or ratings of one or more classes of certificates, or (B) placed one or more classes of certificates on "watch status" in contemplation of possible rating downgrade or withdrawal and, in case of either of clause (A) or (B), citing servicing concerns with the master servicer or special servicer, as applicable, as the sole or a material factor in such rating action (and such qualification, downgrade or withdrawal or "watch status" placement shall not have been withdrawn by [NAME OF RATING AGENCY] or [NAME OF RATING AGENCY], as applicable, within 60 days of such actual knowledge by the master servicer or special servicer, as applicable); (ii) the master servicer or special servicer, as applicable, ceases to have a master servicer rating or special servicer rating of at least [INSERT MINIMUM RATING] or [INSERT MINIMUM RATING], respectively, from [NAME OF RATING AGENCY] and such rating is not reinstated within 60 days of the delisting; or (iii) [NAME OF RATING AGENCY] has qualified, downgraded or withdrawn the then-current rating or ratings of one or more classes of commercial mortgage securities, citing servicing concerns with the master servicer or special servicer, as applicable, as the sole or material factor in such rating action (and such qualification, downgrade or withdrawal has not been withdrawn by [NAME OF RATING AGENCY] within 60 days of such event); and

(g) so long as the issuing entity is subject to Exchange Act reporting requirements, any failure by the master servicer or special servicer, as applicable, to deliver to the trustee and the certificate administrator (i) an annual certification regarding such servicer's compliance with the terms of the PSA, as well as an assessment of compliance with certain servicing criteria and an accountant's attestation report with respect to such assessment by the time required under the PSA after any applicable grace period or (ii) any Exchange Act reporting items that a primary servicer, sub-servicer or servicing function participant (such entity, the "Sub-Servicing Entity") retained by the master servicer or special servicer, as applicable (but excluding any Sub-Servicing Entity which the master

servicer or special servicer has been directed to retain by a sponsor or mortgage loan seller) is required to deliver (after any applicable grace period) (any Sub-Servicing Entity will be terminated if it defaults in accordance with the provision of this clause (g)).

Rights Upon Servicer Termination Event

If a Servicer Termination Event with respect to the master servicer or the special servicer, as applicable, occurs and is continuing, then the trustee may, and at the written direction of (1) the holders of Certificates evidencing at least 25% of the aggregate Voting Rights, (2) in the case of the special servicer, for so long as no Control Termination Event has occurred and is continuing, the Directing Certificateholder, or (3) the Depositor (with respect to clause (g) of the definition of "Servicer Termination Event"), the trustee will be required to terminate all of the rights (other than certain rights to indemnification, compensation and (in certain limited circumstances) the excess servicing strip as provided in the PSA) and obligations of the master servicer as master servicer or the special servicer as special servicer, as the case may be, under the PSA. In the case of a Servicer Termination Event pursuant to clause (f) of the definition thereof, the certificate administrator will be required to notify Certificateholders and Serviced Companion Loan noteholders of such Servicer Termination Event and request whether such Certificateholders and, if applicable, the Serviced Companion Loan noteholders favor such termination. Notwithstanding the foregoing, upon any termination of the master servicer or the special servicer, as applicable, under the PSA, the master servicer or the special servicer, as applicable, will continue to be entitled to receive all accrued and unpaid servicing compensation through the date of termination plus reimbursement for all Advances and interest thereon as provided in the PSA.

Notwithstanding the foregoing, (a) if a Servicer Termination Event with respect to the master servicer affects a Serviced Companion Loan or the holder thereof and the master servicer is not otherwise terminated or (b) if a nationally recognized statistical rating organization ("NRSRO"), as that term is defined in Section 3(a)(62) of the Exchange Act, engaged to rate any class of certificates backed, wholly or partially, by any Serviced Companion Loan qualifies, downgrades or withdraws its rating of such class of certificates, citing servicing concerns with the master servicer as the sole or a material factor in such rating action, then the holder of such Serviced Companion Loan will be entitled to request that the trustee direct the master servicer to appoint a sub-servicer (or if the related Serviced Whole Loan is currently being sub-serviced, then the trustee may direct the master servicer to replace such sub-servicer with a new sub-servicer but only if such original sub-servicer is in default (beyond any applicable cure periods) under the related sub-servicing agreement) that will be responsible for servicing the related Serviced Whole Loan; *provided* that the trustee will be required to direct the master servicer to obtain a Rating Agency Confirmation (including a Rating Agency Confirmation with respect to any Companion Loan Securities) (at the expense of the requesting party) with respect to the appointment of such sub-servicer.

Notwithstanding the foregoing, (a) if a Servicer Termination Event with respect to the special servicer affects a Serviced Companion Loan and the special servicer is not otherwise terminated or (b) if an NRSRO engaged to rate any class of certificates backed, wholly or partially, by any Serviced Companion Loan qualifies, downgrades or withdraws its rating of such class of certificates, citing servicing concerns with the special servicer as the sole or a material factor in such rating action, then the holder of such Serviced Companion Loan will be entitled to direct that the trustee terminate the special servicer with respect to the related Serviced Whole Loan only, but no other Mortgage Loan.

On and after the date of termination following a Servicer Termination Event by the master servicer or the special servicer, the trustee will succeed to all authority and power of the master servicer or the special servicer, as applicable, under the PSA (and any sub-servicing agreements) and generally will be entitled to the compensation arrangements to which the master servicer or the special servicer, as applicable, would have been entitled. If the trustee is unwilling or unable so to act, or holders of Certificates evidencing (i) in the case of the master servicer, at least 25% of the aggregate Voting Rights, or (ii) in the case of the special servicer, at least 25% of the aggregate Voting Rights (or, for so long as no Control Termination Event has occurred and is continuing, the Directing Certificateholder) so request, or, with respect to a Serviced Whole Loan, if an affected Serviced Companion Loan noteholder so requests, or if the trustee is not an "approved" servicer by any of the rating agencies for mortgage pools similar to the one held by the issuing entity, the trustee must appoint, or petition a court of competent jurisdiction for

the appointment of, a mortgage loan servicing institution that, for so long as no Control Termination Event has occurred and is continuing, has been approved by the Directing Certificateholder (which approval shall not be unreasonably withheld in the case of the appointment of a successor master servicer) to act as successor to the master servicer or the special servicer, as applicable, under the PSA; provided that the trustee must obtain a Rating Agency Confirmation (including a Rating Agency Confirmation with respect to any Companion Loan Securities). Pending such appointment, the trustee is obligated to act in such capacity unless the trustee is prohibited by law from so acting. The trustee and any such successor may agree upon the servicing compensation to be paid; provided, that no such compensation may be in excess of that permitted to the terminated master servicer or special servicer, provided, further, that if no successor can be obtained to perform the obligations of the terminated master servicer or special servicer, additional amounts may be paid to such successor and such amounts in excess of that permitted the terminated master servicer or special servicer shall be treated as Realized Losses. All reasonable costs and expenses of the trustee (including the cost of obtaining a Rating Agency Confirmation and any applicable indemnity) or the successor master servicer or successor special servicer incurred in connection with transferring the mortgage files to the successor master servicer or special servicer and amending the PSA to reflect such succession are required to be paid by the predecessor master servicer or the special servicer, as applicable, upon presentation of reasonable documentation of such costs and expenses. If the predecessor master servicer or special servicer (as the case may be) has not reimbursed the trustee or the successor master servicer or special servicer for such expenses within 90 days after the presentation of reasonable documentation, such expense is required to be reimbursed by the issuing entity; provided that the terminated master servicer or special servicer shall not thereby be relieved of its liability for such expenses.

No Certificateholder will have any right under the PSA to institute any proceeding with respect to the PSA, the Certificates or the Mortgage Loans, unless, with respect to the PSA, such holder previously has given to the trustee a written notice of a default under the PSA, and of the continuance thereof, and unless the holders of Certificates of any Class affected thereby evidencing Percentage Interests of at least 25% of such Class, as applicable, have made written request of the trustee to institute such proceeding in its capacity as trustee under the PSA and have offered to the trustee such security or indemnity reasonably satisfactory to it as it may require against the costs, expenses and liabilities to be incurred therein or thereby, and the trustee, for 60 days after its receipt of such notice, request and offer of security or indemnity, failed or refused to institute such proceeding.

Neither the trustee nor the certificate administrator will have any obligation to make any investigation of matters arising under the PSA or to institute, conduct or defend any litigation under the PSA or in relation to it at the request, order or direction of any of the holders of Certificates, unless such holders of Certificates shall have offered to the trustee or the certificate administrator, as applicable security or indemnity reasonably satisfactory to the trustee or the certificate administrator, as applicable against the costs, expenses and liabilities which may be incurred in connection with such action.

Notwithstanding the foregoing discussion in this "—Rights upon a Servicer Termination Event" section, if the master servicer is terminated under the circumstances described above because of the occurrence of any of the events described in clause (f) under "—Servicer Termination Events" above, the master servicer will have the right, at its expense, to sell its master servicing rights with respect to the Mortgage Loans to a successor master servicer in connection with whose appointment a Rating Agency Confirmation (including a Rating Agency Confirmation with respect to any Companion Loan Securities) has been provided, in accordance with the terms set forth in the PSA, including that any successor master servicer fulfill the ratings requirements for successor master servicer set forth in the PSA.

In addition, the depositor may direct the trustee to terminate the master servicer upon 5 business days' written notice if the master servicer fails to comply with certain of its reporting obligations under the PSA (subject to any applicable grace period).

Waiver of Servicer Termination Event

A Servicer Termination Event may be waived by the Certificateholders evidencing not less than 66-2/3% of the aggregate Voting Rights of the Certificates and each Serviced Companion Loan

noteholder adversely affected by such Servicer Termination Event, except (a) a Servicer Termination Event under clause (g) of the definition of "Servicer Termination Events" may be waived only with the consent of the Depositor and (b) a default in making any required deposits to or payments from the Collection Account, any Serviced Whole Loan Custodial Account or the Lower-Tier Distribution Account or in remitting payments as received, in each case in accordance with the PSA.

Resignation of the Master Servicer and Special Servicer

The PSA permits the master servicer and the special servicer to resign from their respective obligations only upon (a) the appointment of, and the acceptance of the appointment by, a successor and receipt by the certificate administrator and the trustee of a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Serviced Companion Loan (*provided* that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation required under the PSA may be considered satisfied with respect to the certificates as described in this prospectus); and, as to the special servicer only, for so long as a Control Termination Event has not occurred and is not continuing, the approval of such successor by the Directing Certificateholder, which approval will not be unreasonably withheld or (b) a determination that their respective obligations are no longer permissible with respect to the master servicer or the special servicer, as the case may be, under applicable law. In the event that the master servicer or special servicer resigns as a result of the determination that their respective obligations are no longer permissible under applicable law, the trustee will then succeed to all of the responsibilities, duties and liabilities of the defaulting party as master servicer or special servicer, as the case may be, under the PSA and will be entitled to similar compensation arrangements. If the trustee is unwilling or unable to so act, it may appoint, or petition a court of competent jurisdiction to appoint, a loan servicing institution or other entity, [subject to the trustee's receipt of a Rating Agency Confirmation from each of the Rating Agencies.]

No resignation will become effective until the trustee or other successor has assumed the obligations and duties of the resigning master servicer or special servicer, as the case may be, under the PSA. Further, the resigning master servicer or special servicer, as the case may be, must pay all costs and expenses associated with the transfer of its duties. Other than as described under "—*Termination of Servicer and Special Servicer for Cause—Servicer Termination Events*" above, in no event will the master servicer or the special servicer have the right to appoint any successor master servicer or special servicer if such master servicer or special servicer, as applicable, is terminated or removed pursuant to the PSA. In addition, the PSA will prohibit the appointment of the asset representations reviewer or one of its affiliates as successor to the master servicer or the special servicer.

Limitation on Liability; Indemnification

The PSA will provide that none of the master servicer (including in its capacity as the paying agent for any Companion Loan), the special servicer, the depositor, the operating advisor, the asset representations reviewer or any partner, shareholder, member, manager, director, officer, employee or agent of any of them will be under any liability to the issuing entity, Certificateholders or holders of the related Companion Loan, as applicable, for any action taken, or not taken, in good faith pursuant to the PSA or for errors in judgment; *provided, however*, that none of the master servicer (including in its capacity as the paying agent for any Companion Loan), the special servicer, the depositor, the operating advisor, the asset representations reviewer or similar person will be protected against any breach of a representation or warranty made by such party, as applicable, in the PSA or any liability that would otherwise be imposed by reason of willful misconduct, bad faith or negligence in the performance of obligations or duties under the PSA or by reason of negligent disregard of such obligations and duties. The PSA will also provide that the master servicer (including in its capacity as the paying agent for any Companion Loan), the special servicer, the depositor, the operating advisor, the asset representations reviewer and their respective affiliates and any partner, shareholder, member, manager, director, officer, employee or agent of any of them will be entitled to indemnification by the issuing entity against any claims, losses, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments, and other costs, liabilities, fees and expenses incurred in connection with any legal action or claim that relates to the

PSA, the Mortgage Loans, any related Companion Loan or the certificates; *provided, however*, that the indemnification will not extend to any loss, liability or expense incurred in connection with any breach of a representation or warranty made by such party, as applicable, in the PSA or incurred by reason of willful misconduct, bad faith or negligence in the performance of obligations or duties under the PSA, by reason of negligent disregard of such party's obligations or duties, or in the case of the depositor and any of its partners, shareholders, directors, officers, members, managers, employees and agents, any violation by any of them of any state or federal securities law. In addition, absent actual fraud (as determined by a final non-appealable court order), neither the trustee nor the certificate administrator will be liable for special, punitive, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the trustee or the certificate administrator has been advised of the likelihood of such loss or damage and regardless of the form of action. The PSA will also provide that any related master servicer, depositor, special servicer, operating advisor (or the equivalent), asset representations reviewer or trustee under the related Non-Serviced PSA with respect to a Non-Serviced Companion Loan and any partner, director, officer, shareholder, member, manager, employee or agent of any of them will be entitled to indemnification by the issuing entity and held harmless against the issuing entity's *pro rata* share of any and all claims, losses, penalties, fines, forfeitures, legal fees and related costs, judgments and any other costs, liabilities, fees and expenses incurred in connection with servicing and administration of such Non-Serviced Mortgage Loan and the related non-serviced Mortgaged Property under the related Non-Serviced PSA or the PSA (as and to the same extent the securitization trust formed under the related Non-Serviced PSA is required to indemnify such parties in respect of other Mortgage Loans in the securitization trust formed under the related Non-Serviced PSA pursuant to the terms of the Non-Serviced PSA).

In addition, the PSA will provide that none of the master servicer (including in its capacity as the paying agent for any Companion Loans), the special servicer, the depositor or operating advisor will be under any obligation to appear in, prosecute or defend any legal action that is not incidental to its respective responsibilities under the PSA or that in its opinion may involve it in any expense or liability not reimbursed by the issuing entity. However, each of the master servicer, the special servicer, the depositor and the operating advisor will be permitted, in the exercise of its discretion, to undertake any action that it may deem necessary or desirable with respect to the enforcement and/or protection of the rights and duties of the parties to the PSA and the interests of the Certificateholders (and, in the case of a Serviced Whole Loan, the rights of the Certificateholders and the holders of the related Serviced Companion Loan (as a collective whole), taking into account the subordinate or *pari passu* nature of such Serviced Companion Loan) under the PSA; *provided, however*, that if a Serviced Whole Loan and/or the holder of the related Companion Loan are involved, such expenses, costs and liabilities will be payable out of funds related to such Serviced Whole Loan in accordance with the related Intercreditor Agreement and will also be payable out of the other funds in the Collection Account if amounts on deposit with respect to such Serviced Whole Loan are insufficient therefor. If any such expenses, costs or liabilities relate to a Mortgage Loan, Companion Loan, then any subsequent recovery on that Mortgage Loan or Companion Loan, as applicable, will be used to reimburse the issuing entity for any amounts advanced for the payment of such expenses, costs or liabilities. In that event, the legal expenses and costs of the action, and any liability resulting from the action, will be expenses, costs and liabilities of the issuing entity, and the master servicer (including in its capacity as the paying agent for any Companion Loans), the special servicer, the depositor, the asset representations reviewer or the operating advisor, as the case may be, will be entitled to be reimbursed out of the Collection Account for the expenses.

Pursuant to the PSA, the master servicer and the special servicer will each be required to maintain a fidelity bond and errors and omissions policy or their equivalent that provides coverage against losses that may be sustained as a result of an officer's or employee's misappropriation of funds or errors and omissions, subject to certain limitations as to amount of coverage, deductible amounts, conditions, exclusions and exceptions permitted by the PSA. Notwithstanding the foregoing, the master servicer and the special servicer will be allowed to self-insure with respect to an errors and omission policy and a fidelity bond so long as certain conditions set forth in the PSA are met.

Any person into which the master servicer, the special servicer, the depositor, operating advisor, asset representations reviewer may be merged or consolidated, or any person resulting from any merger

or consolidation to which the master servicer, the special servicer, the depositor, operating advisor or asset representations reviewer is a party, or any person succeeding to the business of the master servicer, the special servicer, the depositor, operating advisor or asset representations reviewer, will be the successor of the master servicer, the special servicer, the depositor, operating advisor or asset representations reviewer, as the case may be, under the PSA. The master servicer, the special servicer, the operating advisor and the asset representations reviewer may have other normal business relationships with the depositor or the depositor's affiliates.

The trustee and the certificate administrator make no representations as to the validity or sufficiency of the PSA (other than as to it being a valid obligation of the trustee and the certificate administrator), the certificates, the Mortgage Loans, this prospectus (other than as to the accuracy of the information provided by the trustee and the certificate administrator as set forth above) or any related documents and will not be accountable for the use or application by or on behalf of the master servicer or the special servicer of any funds paid to the master servicer or any special servicer in respect of the certificates or the Mortgage Loans, or any funds deposited into or withdrawn from the Collection Account or any other account by or on behalf of the master servicer or any special servicer. The PSA provides that no provision of such agreement will be construed to relieve the trustee and the certificate administrator from liability for their own negligent action, their own negligent failure to act or their own willful misconduct or bad faith.

The PSA provides that neither the trustee nor the certificate administrator, as applicable, will be liable for an error of judgment made in good faith by a responsible officer of the trustee or the certificate administrator, unless it is proven that the trustee or the certificate administrator, as applicable, was negligent in ascertaining the pertinent facts. In addition, neither the trustee nor the certificate administrator, as applicable, will be liable with respect to any action taken, suffered or omitted to be taken by it in good faith in accordance with the direction of holders of certificates entitled to greater than 25% of the percentage interest of each affected class, or of the aggregate Voting Rights of the certificates, relating to the time, method and place of conducting any proceeding for any remedy available to the trustee and the certificate administrator, or exercising any trust or power conferred upon the trustee and the certificate administrator, under the PSA (unless a higher percentage of Voting Rights is required for such action).

The trustee and the certificate administrator and any director, officer, employee, representative or agent of the trustee and the certificate administrator, will be entitled to indemnification by the issuing entity, to the extent of amounts held in the Collection Account, the Loan-Specific REMIC Distribution Account or the Lower-Tier REMIC Distribution Account from time to time, for any loss, liability, damages, claims or unanticipated expenses (including reasonable attorneys' fees and expenses) arising out of or incurred by the trustee or the certificate administrator in connection with their participation in the transaction and any act or omission of the trustee or the certificate administrator relating to the exercise and performance of any of the powers and duties of the trustee and the certificate administrator (including in any capacities in which they serve, *e.g.*, paying agent, REMIC administrator, authenticating agent, certificate custodian, certificate registrar and 17g-5 Information Provider) under the PSA. However, the indemnification will not extend to any loss, liability or expense that constitutes a specific liability imposed on the trustee or the certificate administrator pursuant to the PSA, or to any loss, liability or expense incurred by reason of willful misconduct, bad faith or negligence on the part of the trustee or the certificate administrator in the performance of their obligations and duties under the PSA, or by reason of their negligent disregard of those obligations or duties, or as may arise from a breach of any representation or warranty of the trustee or the certificate administrator made in the PSA.

Enforcement of Mortgage Loan Seller's Obligations Under the MLPA

In the event any party to the PSA receives a request or demand from a Requesting Investor to the effect that a Mortgage Loan should be repurchased or replaced due to a Material Defect, or if such party to the PSA determines that a Mortgage Loan should be repurchased or replaced due to a Material Defect, that party to the PSA will be required to promptly forward such request or demand to the master servicer and the special servicer, and the master servicer or the special servicer, as applicable, will be required to promptly forward it to the applicable mortgage loan seller. The master servicer (in the case of Mortgage Loans that are not Specially Serviced Loans) or the special servicer (in the case of Specially Serviced

Loans) will be required to enforce the obligations of the mortgage loan sellers under the MLPAs pursuant to the terms of the Pooling and Servicing Agreement and the MLPAs. These obligations include obligations resulting from a Material Defect. Subject to the provisions of the applicable MLPAs relating to the dispute resolutions as described under "*Description of the Mortgage Loan Purchase Agreement— Dispute Resolution Provisions*", such enforcement, including, without limitation, the legal prosecution of claims, if any, will be required to be carried out in such form, to such extent and at such time as the master servicer or the special servicer, as applicable, would require were it, in its individual capacity, the owner of the affected Mortgage Loan or Trust Subordinate Companion Loan.

Within [__] days after receipt of an Asset Review Report with respect to any Mortgage Loan, the special servicer will be required to determine, based on the Servicing Standard, whether there exists a Material Defect with respect to such Mortgage Loan. If the special servicer determines that a Material Defect exists, the special servicer will be required to enforce the obligations of the applicable mortgage loan seller under the MLPA with respect to such Material Defect as discussed in the preceding paragraph. See *"—The Asset Representations Reviewer—Asset Review*" above.

Any costs incurred by the master servicer or the special servicer with respect to the enforcement of the obligations of a mortgage loan seller under the applicable MLPA will be deemed to be Servicing Advances, to the extent not recovered from the mortgage loan seller or the Requesting Investor. See "*Description of the Mortgage Loan Purchase Agreement—Dispute Resolution Provisions*".

Dispute Resolution Provisions

Repurchase Requested By Certificateholder

In the event a Requesting Certificateholder delivers a written request to the special servicer that a Mortgage Loan be repurchased by the applicable mortgage loan seller alleging the existence of a Material Defect with respect to such Mortgage Loan and setting forth the basis for such allegation (a "Repurchase Request"), the special servicer will be required to promptly forward that Repurchase Request to the related mortgage loan seller and each other party to the PSA. Subject to the provisions described below, the special servicer will be the Enforcing Party with respect to the Repurchase Request. A "Requesting Certificateholder" is the first Certificateholder or Certificate Owner to deliver a Repurchase Request as described above with respect to a Mortgage Loan, and there may not be more than one Requesting Certificateholder with respect to any Mortgage Loan. An "Enforcing Party" is the person obligated to enforce the rights of the issuing entity against the related mortgage loan seller with respect to the Repurchase Request, which person may be either the special servicer or the Requesting Certificateholder, as discussed below.

In the event the Repurchase Request is not Resolved within 180 days after the mortgage loan seller receives the Repurchase Request (a "Resolution Failure"), then the provisions described below under "— *Resolution of a Repurchase Request"* will apply. Receipt of the Repurchase Request will be deemed to occur two business days after the special servicer sends the Repurchase Request.

Certificateholder's Rights When a Repurchase Request is Delivered by Another Party to the PSA

In the event that a party of the PSA identifies a Material Defect with respect to a Mortgage Loan, that party will be required to deliver prompt written notice of such Material Defect to each other party to the PSA identifying the applicable Mortgage Loan and setting forth the basis for such allegation. The special servicer will be required to act as the Enforcing Party and enforce the rights of the issuing entity against the related mortgage loan seller with respect to the Repurchase Request. However, if at any time prior to the date that is 30 days after the expiration of the 180-day period following delivery of the Repurchase Request to the related mortgage loan seller (the end of such 30 days, the "Dispute Resolution Cut-off Date"), a Requesting Certificateholder delivers to the special servicer a written Repurchase Request with respect to that Mortgage Loan, the provisions described below under "—*Resolution of a Repurchase Request"* will apply*.

After the Dispute Resolution Cut-off Date, if no Certificateholder or Certificate Owner has become a Requesting Certificateholder by such date, no Certificateholder or Certificate Owner will have the right to elect to refer the Repurchase Request to mediation or arbitration and the special servicer, as the Enforcing Party, will be the sole party entitled to enforce the issuing entity's rights against the related mortgage loan seller, subject to any consent or consultation rights of the Directing Certificateholder.

Resolution of a Repurchase Request

After a Resolution Failure occurs with respect to a Mortgage Loan and there is a Requesting Certificateholder with respect to that Mortgage Loan, the special servicer will be required to send a notice (a "Proposed Course of Action Notice") to the Requesting Certificateholder indicating the special servicer's intended course of action with respect to [the Repurchase Request][that Mortgage Loan], and the Requesting Certificateholder may then deliver to the special servicer in writing a notice (an "Action Notice Response") within 10 business days from the date of the Proposed Course of Action Notice indicating either that (A) the Requesting Certificateholder agrees with the Special Servicer's proposed course of action or (B) the Requesting Certificateholder disagrees with the proposed course of action and intends to elect to refer the matter to either arbitration or mediation (an "Election Notice").

In the event the Requesting Certificateholder fails to deliver an Action Notice Response within 10 business days from the date of the Proposed Course of Action Notice, the Requesting Certificateholder will be deemed to have agreed with the special servicer's proposed course of action.

Promptly following receipt of an Election Notice, the special servicer will consult with the Requesting Certificateholder regarding the Requesting Certificateholder's intention to elect either resolution method (the "Dispute Resolution Consultation") so that the Requesting Certificateholder may consider the views of the special servicer as to the claims underlying the Repurchase Request, such discussions to occur and be completed no later than 10 business days following receipt of an Election Notice. No later than 10 business days after receipt by the special servicer of an Election Notice, the Requesting Certificateholder may provide an Election Notice to the special servicer.

If the Requesting Certificateholder (i) delivers an Action Notice Response to the special servicer in which the Requesting Certificateholder agrees with the course of action recommended by the special servicer in the Proposed Course of Action Notice (or fails to respond within the 10 business day period) or (ii) following the Dispute Resolution Consultation did not timely elect to exercise its right to refer the matter to mediation or arbitration, then the special servicer will continue to act as the Enforcing Party and remain obligated under the PSA to enforce the rights of the issuing entity with respect to the Repurchase Request and the Requesting Certificateholder will have no further right to elect to refer the matter to mediation or arbitration.

If the Requesting Certificateholder timely delivers an Election Notice to the special servicer, then the Requesting Certificateholder will become the Enforcing Party and must promptly submit the matter to arbitration or mediation. However, if the Requesting Certificateholder does not commence arbitration or mediation pursuant to the terms of the PSA within 30 days after delivery of the Election Notice to the special servicer, then (i) the rights of the Requesting Certificateholder to acts as the Enforcing Party will terminate and the Requesting Certificateholder will have no further right to elect to refer the matter to mediation or arbitration, (ii) if the Proposed Course of Action Notice indicated that the special servicer will take no further action with respect to the Repurchase Request, then the related Material Defect will be deemed waived for all purposes under the PSA and related MLPA, and (iii) if the Proposed Course of Action Notice indicated a course of action other than the course of action under clause (ii), then the special servicer will again become the Enforcing Party and, as such, will be the sole party entitled to enforce the issuing entity's rights against the related mortgage loan seller.

In the event the Requesting Certificateholder becomes the Enforcing Party, the special servicer will remain a party to any proceedings against the related mortgage loan seller and the issuing entity will remain the beneficiary of any amounts paid by the related mortgage loan seller. All amounts recovered by the Enforcing Party, whether the Enforcing Party is the special servicer or the Requesting Certificateholder, will be deposited in the Collection Account.

"Resolved" means, with respect to a Repurchase Request, (i) that the related Material Defect has been cured, (ii) the related Mortgage Loan has been repurchased in accordance with the related MLPA, (iii) a mortgage loan has been substituted for the related Mortgage Loan in accordance with the related MLPA, (iv) the applicable mortgage loan seller has paid the Loss of Value Payment, (v) a contractually binding agreement is entered into between the special servicer, on behalf of the issuing entity, and the related mortgage loan seller that resolves the Material Defect and satisfies the related mortgage loan seller's obligations under the related MLPA, or (vi) the related Mortgage Loan is no longer property of the issuing entity as a result of a sale or other disposition in accordance with the PSA.

Mediation and Arbitration Provisions

If the Enforcing Party elects third-party arbitration, the arbitration will be conducted in accordance with [SPECIFY THIRD-PARTY INDUSTRY ARBITRATION RULES TO BE UTILIZED] by an arbitrator selected by the special servicer. In connection with any such arbitration, the arbitrator will determine the allocation of any related expenses.

If the Enforcing Party elects mediation, the mediation will be conducted in accordance with [SPECIFY THIRD-PARTY INDUSTRY MEDIATION RULES TO BE UTILIZED] by a mediator selected by the special servicer. In connection with any such mediation, the Enforcing Party and the mortgage loan seller, with the assistance of the mediator, will be required to mutually agree to the allocation of any expenses.

In the event a Requesting Certificateholder is the Enforcing Party, the Requesting Certificateholder will be required to pay any expenses allocated to the Enforcing Party in the arbitration proceedings or any expenses that the Enforcing Party agrees to bear in the mediation proceedings (and any such expenses awarded in the arbitration proceedings or agreed to in the mediation proceedings will include the [reasonable] out-of-pocket expenses of the issuing entity (including the special servicer acting on its behalf).

In the event a Requesting Certificateholder is the Enforcing Party, the agreement with the arbitrator or mediator, as the case may be, will be required under the PSA to contain an acknowledgment that neither the issuing entity nor the special servicer acting on its behalf will be responsible for any costs and expenses of the arbitration or mediation, as applicable, required to be borne by the Requesting Certificateholder pursuant to the terms of the arbitrator's decision or the agreement reached in mediation. In addition, in the case of an arbitration, the agreement with the arbitrator will be required under the PSA to contain a provision requiring that all expenses of the arbitration, including without limitation the related expenses of the issuing entity and the special servicer acting on its behalf, must be borne by the Requesting Certificateholder in the event that the arbitrator determines the applicable mortgage loan seller has no liability for the Repurchase Request.

Servicing of the Non-Serviced Mortgage Loans

[THE DISCLOSURE IN THIS SUBSECTION WILL BE MODIFIED FOR EACH NON-SERVICED MORTGAGE LOAN INCLUDED IN THE ISSUING ENTITY BASED ON THE TERMS OF THE RELATED NON-SERVICED PSA.]

The Non-Serviced Mortgage Loan and any related REO Properties are being serviced and administered under the Non-Serviced PSA. Accordingly, the Non-Serviced Master Servicer (or, if it fails to do so, the Non-Serviced Trustee) will (and, in certain urgent or emergency situations, the Non-Serviced Special Servicer may) generally make servicing advances, unless it is determined in accordance with the Non-Serviced PSA that such servicing advance would not be recoverable from related collections. However, no such party will make a P&I advance with respect to the Non-Serviced Mortgage Loan. The Non-Serviced Master Servicer will generally also remit collections on the Non-Serviced Mortgage Loan to or on behalf of the issuing entity for this securitization. However, the master servicer for this securitization will generally be obligated to compile reports that include information on the Non-Serviced Mortgage Loan, and, to the extent required by the Servicing Standard, to enforce the rights of the issuing entity as the holder of the Non-Serviced Mortgage Loan under the terms of the related Intercreditor Agreement and make P&I Advances with respect to the Non-Serviced Mortgage Loan, subject to any non-recoverability

determination. The Non-Serviced PSA and the PSA both address similar servicing matters, including, but not limited to: collection of payments; establishment of accounts to hold such payments; investment of funds in those accounts; maintenance of insurance coverage on the Mortgaged Properties; enforcement of due-on-sale and du-on-encumbrance provisions; property inspections; collection of operating statements; loan assumptions; realization upon and sale of defaulted Mortgage Loans; acquisition, operation, maintenance and disposition of REO Properties; servicing compensation; modifications, waivers, amendments and consents with respect to the serviced Mortgage Loans; servicing reports; servicer liability and indemnification; servicer resignation; servicer termination events; and the ability of certain parties to terminate a particular servicer in connection with a servicer termination event or otherwise. In addition, the securitization transaction governing the servicing of each Non-Serviced Whole Loan is a rated commercial mortgage-backed securitization transaction [with the same rating agencies as this securitization transaction]. Nonetheless, the servicing arrangements under the Non-Serviced PSA differ in certain respects from the servicing arrangements under the PSA. For example, the provisions of the Non-Serviced PSA and the PSA differ with respect to, among other things, time periods and timing matters, terminology, allocation of duties between multiple servicers and other service providers, the specifics of particular servicer termination events, notices to and communications with applicable rating agencies and rating confirmation requirements. Below are certain matters regarding the servicing of the Non-Serviced Mortgage Loan for your consideration:

- The master servicer, the special servicer, the certificate administrator and the trustee under the PSA will have no obligation or authority to (a) supervise the Non-Serviced Master Servicer, the Non-Serviced Special Servicer, or any of the trustee, certificate administrator or operating advisor under the Non-Serviced PSA or (b) make Servicing Advances with respect to the Non-Serviced Mortgage Loan. The obligation of the master servicer for this securitization to provide information and collections and make P&I Advances to the certificate administrator for the benefit of the Certificateholders with respect to the Non-Serviced Mortgage Loan is dependent on its receipt of the corresponding information and/or collections from the Non-Serviced Master Servicer or the Non-Serviced Special Servicer.

- Any advances made by the Non-Serviced Master Servicer and the Non-Serviced Trustee in respect of a monthly payment on the Non-Serviced Companion Loan may only be reimbursed out of future payments and collections on the Non-Serviced Companion Loan or, as and to the extent permitted under the Non-Serviced PSA, on other loans included in the Non-Serviced Securitization Trust but not out of payments or other collections on the Mortgage Loans.

- Pursuant to the Non-Serviced PSA, the liquidation fee, the special servicing fee and the workout fee with respect to the Non-Serviced Mortgage Loan will be generally similar to the corresponding fee payable under the PSA.

- The master servicer for this securitization will be required to make P&I Advances with respect to the Non-Serviced Mortgage Loan, unless it has determined that such Advance would not be recoverable from collections on the Non-Serviced Mortgage Loan.

- Each Non-Serviced Master Servicer is obligated to make servicing advances with respect to the related Non-Serviced Whole Loan. If such Non-Serviced Master Servicer determines that a servicing advance it made with respect to the related Non-Serviced Whole Loan or the related Mortgaged Property is nonrecoverable, it will be entitled to be reimbursed first from collections on, and proceeds of, the related Non-Serviced Mortgage Loan and the related Non-Serviced Companion Loan, on a *pro rata* basis (based on each such loan's outstanding principal balance), and then from general collections on the mortgage loans in the related Non-Serviced Securitization Trust.

- With respect to the Non-Serviced Mortgage Loan, prior to the occurrence and continuance of any control event under the Non-Serviced PSA, the Non-Serviced Directing Certificateholder will have the right to terminate the Non-Serviced Special Servicer, with or without cause, and appoint itself or an affiliate or another person as the successor Non-Serviced Special Servicer.

- In addition, with respect to the Non-Serviced Mortgage Loan, after the occurrence and during the continuance of any control termination event under the Non-Serviced PSA, at the written direction of holders of principal balance certificates under the Non-Serviced PSA evidencing not less than 25% of the voting rights of such certificates (taking into account the application of any appraisal reduction amounts to notionally reduce the certificate balances of those certificates), a request can be made to vote to terminate the Non-Serviced Special Servicer and appoint a successor Non-Serviced Special Servicer.

- In addition, with respect to the Non-Serviced Mortgage Loan, following the occurrence of a consultation termination event under the Non-Serviced PSA, if the operating advisor under the Non-Serviced PSA determines that the Non-Serviced Special Servicer is not performing its duties under the Non-Serviced PSA or is otherwise not acting in accordance with the related servicing standard, the operating advisor under the Non-Serviced PSA will have the right to recommend the replacement of the Non-Serviced Special Servicer.

- If the Non-Serviced Mortgage Loan becomes a defaulted mortgage loan, then (subject to, in each case if and when applicable, the consent/consultation rights of the Non-Serviced Directing Certificateholder, the consultation rights of the issuing entity) the Non-Serviced Special Servicer will be required to take one of the following actions in response: (i) foreclose upon or otherwise comparably convert ownership of the related Mortgaged Properties; (ii) negotiate a workout with the related borrower; or (iii) sell the Non-Serviced Whole Loan in its entirety. The issuing entity, as the holder of the Non-Serviced Mortgage Loan, will have the right to consent to a sale of a defaulted Mortgage loan in the event that the Non-Serviced Special Servicer fails to provide certain notices and information regarding such sale in accordance with the terms of the related Intercreditor Agreement. See "—*Sale of Defaulted Loans and REO Properties*" above and "*Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan—Sale of Defaulted Loan*".

- With respect to the Non-Serviced Mortgage Loan, the servicing provisions relating to performing inspections and collecting operating information are substantially similar to those of the PSA.

- The Non-Serviced Master Servicer and Non-Serviced Special Servicer (a) have substantially similar rights related to resignation and (b) are subject to servicer termination events substantially similar to those in the PSA.

Rating Agency Confirmations

The PSA will provide that, notwithstanding the terms of the related Mortgage Loan documents or other provisions of the PSA, if any action under such Mortgage Loan documents or the PSA requires a Rating Agency Confirmation from each of the Rating Agencies as a condition precedent to such action, if the party (the "Requesting Party") required to obtain such Rating Agency Confirmations has made a request to any Rating Agency for such Rating Agency Confirmation and, within 10 business days of such request being posted to the 17g-5 Information Provider's website, such Rating Agency has not replied to such request or has responded in a manner that indicates that such Rating Agency is neither reviewing such request nor waiving the requirement for Rating Agency Confirmation, then such Requesting Party will be required to confirm (through direct communication and not by posting any confirmation on the 17g-5 Information Provider's website) that the applicable Rating Agency has received the Rating Agency Confirmation request, and, if it has, promptly request the related Rating Agency Confirmation again. The circumstances described in the preceding sentence are referred to in this prospectus as a "RAC No-Response Scenario".

If there is no response to either such Rating Agency Confirmation request within 5 business days of such second request in a RAC No-Response Scenario or if such Rating Agency has responded in a manner that indicates such Rating Agency is neither reviewing such request nor waiving the requirement for Rating Agency Confirmation, then (x) with respect to any condition in any Mortgage Loan document requiring such Rating Agency Confirmation, or with respect to any other matter under the PSA relating to

the servicing of the Mortgage Loans (other than as set forth in clause (y) below), the requirement to obtain a Rating Agency Confirmation will be deemed not to apply (as if such requirement did not exist) with respect to such Rating Agency, and the master servicer or the special servicer, as the case may be, may then take such action if the master servicer or the special servicer, as applicable, confirms its original determination (made prior to making such request) that taking the action with respect to which it requested the Rating Agency Confirmation would still be consistent with the Servicing Standard, and (y) with respect to a replacement of the master servicer or special servicer, such condition will be deemed not to apply (as if such requirement did not exist) if (i) [NAME OF RATING AGENCY] has not cited servicing concerns of the applicable replacement as the sole or material factor in such rating action or any qualification, downgrade or withdrawal of the ratings (or placement on "watch status" in contemplation of a ratings downgrade or withdrawal) of securities in a transaction serviced by the applicable master servicer or special servicer prior to the time of determination, if [NAME OF RATING AGENCY] is the non-responding Rating Agency, (ii) the applicable replacement master servicer or special servicer is rated at least "[INSERT MINIMUM RATING]" (in the case of the master servicer) or "[INSERT MINIMUM RATING]" (in the case of the special servicer), if [NAME OF RATING AGENCY] is the non-responding Rating Agency or (iii) [NAME OF RATING AGENCY] has not cited servicing concerns of the applicable replacement master servicer or special servicer as the sole or material factor in any qualification, downgrade or withdrawal of the ratings (or placement on "watch status" in contemplation of a ratings downgrade or withdrawal) of securities in any other commercial mortgage-backed securitization transaction serviced by the applicable master servicer or special servicer prior to the time of determination, if [NAME OF RATING AGENCY] is the non-responding Rating Agency. Promptly following the master servicer's or special servicer's determination to take any action discussed above following any requirement to obtain Rating Agency Confirmation being deemed not to apply (as if such requirement did not exist) as described in clause (x) above, the master servicer or special servicer will be required to provide electronic written notice to the 17g-5 Information Provider, who will promptly post such notice to the 17g-5 Information Provider's website pursuant to the PSA, of the action taken.

For all other matters or actions not specifically discussed above, the applicable Requesting Party will be required to obtain a Rating Agency Confirmation from each of the Rating Agencies. In the event an action otherwise requires a Rating Agency Confirmation from each of the Rating Agencies, in absence of such Rating Agency Confirmation, we cannot assure you that any Rating Agency will not downgrade, qualify or withdraw its ratings as a result of any such action taken by the master servicer or the special servicer in accordance with the procedures discussed above.

As used above, "Rating Agency Confirmation" means, with respect to any matter, confirmation in writing (which may be in electronic form) by each applicable Rating Agency that a proposed action, failure to act or other event specified in this prospectus will not in and of itself result in the downgrade, withdrawal or qualification of the then-current rating assigned to any class of certificates (if then rated by the Rating Agency); *provided* that a written waiver or acknowledgment from the Rating Agency indicating its decision not to review the matter for which the Rating Agency Confirmation is sought will be deemed to satisfy the requirement for the Rating Agency Confirmation from the Rating Agency with respect to such matter. The Rating Agencies" mean [_____].

Any Rating Agency Confirmation requests made by the master servicer, special servicer, certificate administrator, or trustee, as applicable, pursuant to the PSA, will be required to be made in writing, which writing must contain a cover page indicating the nature of the Rating Agency Confirmation request, and must contain all back-up material necessary for the Rating Agency to process such request. Such written Rating Agency Confirmation requests must be provided in electronic format to the 17g-5 Information Provider (who will be required to post such request on the 17g-5 Information Provider's website in accordance with the PSA).

The master servicer, the special servicer, the certificate administrator and the trustee will be permitted to (but not obligated to) orally communicate with the Rating Agencies regarding any of the Mortgage Loan documents or any matter related to the Mortgage Loans, the related Mortgaged Properties, the related borrowers or any other matters relating to the PSA or any related Intercreditor Agreement; *provided* that such party summarizes the information provided to the Rating Agencies in such communication in writing

and provides the 17g-5 Information Provider with such written summary the same day such communication takes place; *provided*, *further*, that the summary of such oral communications will not identify with which Rating Agency the communication was. The 17g-5 Information Provider will be required to post such written summary on the 17g-5 Information Provider's website in accordance with the provisions of the PSA. All other information required to be delivered to the Rating Agencies pursuant to the PSA or requested by the Rating Agencies, will first be provided in electronic format to the 17g-5 Information Provider, who will be required to post such information to the 17g-5 Information Provider's website in accordance with the PSA, and thereafter be delivered by the applicable party to the Rating Agencies in accordance with the delivery instructions set forth in the PSA. The operating advisor will have no obligation or authority to communicate directly with the Rating Agencies, but may deliver required information to the Rating Agencies to the extent set forth in this prospectus.

The PSA will provide that the PSA may be amended to change the procedures regarding compliance with Rule 17g-5 without any Certificateholder consent; *provided* that notice of any such amendment must be provided to the 17g-5 Information Provider (who will post such notice to the 17g-5 Information Provider's website) and to the certificate administrator (which will post such report to the certificate administrator's website).

To the extent required under the PSA, in the event a rating agency confirmation is required by the applicable rating agencies that any action under any Mortgage Loan documents or the PSA will not result in the downgrade, withdrawal or qualification of any such rating agency's then-current ratings of any securities related to a Companion Loan, then such rating agency confirmation may be considered satisfied in the same manner as described above with respect to any Rating Agency Confirmation from a Rating Agency.

Evidence as to Compliance

Each of the master servicer, the special servicer (regardless of whether the special servicer has commenced special servicing of a Mortgage Loan), [the custodian, the trustee] and the certificate administrator will be required to furnish (and each such party will be required, with respect to each servicing function participant with which it has entered into a servicing relationship with respect to the Mortgage Loans, to cause (or, in the case of a sub-servicer that a mortgage loan seller requires the master servicer to retain, to use commercially reasonable efforts to cause) such servicing function participant to furnish) to the depositor, the certificate administrator, the trustee and the 17g-5 Information Provider, an officer's certificate of the officer responsible for the servicing activities of such party stating, among other things, that (i) a review of that party's activities during the preceding calendar year or portion of that year and of performance under the PSA or any sub-servicing agreement in the case of an additional master servicer or special servicer, as applicable, has been made under such officer's supervision and (ii) to the best of such officer's knowledge, based on the review, such party has fulfilled all of its obligations under the PSA or the sub-servicing agreement in the case of an additional master servicer or special servicer, as applicable, in all material respects throughout the preceding calendar year or portion of such year, or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure known to such officer and the nature and status of the failure.

In addition, each of the master servicer, the special servicer (regardless of whether the special servicer has commenced special servicing of any Mortgage Loan), the trustee, the custodian, the certificate administrator and the operating advisor, each at its own expense, will be required to furnish (and each such party will be required, with respect to each servicing function participant with which it has entered into a servicing relationship with respect to the Mortgage Loans, to cause (or, in the case of a sub-servicer that a mortgage loan seller requires the master servicer to retain, to use commercially reasonable efforts to cause) such servicing function participant to furnish) to the trustee, the certificate administrator, the 17g-5 Information Provider and the depositor (and, with respect to the special servicer, also to the operating advisor) a report (an "Assessment of Compliance") assessing compliance by that party with the servicing criteria set forth in Item 1122(d) of Regulation AB (as described below) under the Securities Act of 1933, as amended (the "Securities Act") that contains the following:

- a statement of the party's responsibility for assessing compliance with the servicing criteria set forth in Item 1122 of Regulation AB applicable to it;

- a statement that the party used the criteria in Item 1122(d) of Regulation AB to assess compliance with the applicable servicing criteria;

- the party's assessment of compliance with the applicable servicing criteria during and as of the end of the fiscal year, covered by the Form 10-K required to be filed pursuant to the PSA setting forth any material instance of noncompliance identified by the party, a discussion of each such failure and the nature and status of such failure; and

- a statement that a registered public accounting firm has issued an attestation report (an "Attestation Report") on the party's assessment of compliance with the applicable servicing criteria during and as of the end of the prior fiscal year.

Each party that is required to deliver an Assessment of Compliance will also be required to simultaneously deliver an Attestation Report of a registered public accounting firm, prepared in accordance with the standards for attestation engagements issued or adopted by the public company accounting oversight board, that expresses an opinion, or states that an opinion cannot be expressed (and the reasons for this), concerning the party's assessment of compliance with the applicable servicing criteria set forth in Item 1122(d) of Regulation AB.

With respect to any Non-Serviced Whole Loan, each of the Non-Serviced Master Servicer, the Non-Serviced Special Servicer, the [Non-Serviced Trustee] and the Non-Serviced Certificate Administrator will have obligations under the related Non-Serviced PSA similar to those described above.

"Regulation AB" means subpart 229.1100 – Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100–229.1125, as such may be amended from time to time, and subject to such clarification and interpretation as have been provided by the SEC or by the staff of the SEC, or as may be provided by the SEC or its staff from time to time.

Limitation on Rights of Certificateholders to Institute a Proceeding

No Certificateholder will have any right under the PSA to institute any proceeding with respect to the PSA or with respect to the certificates, unless the holder previously has given to the trustee and the certificate administrator written notice of default and the continuance of the default and unless the holders of certificates of any class evidencing not less than 25% of the aggregate Percentage Interests constituting the class have made written request upon the trustee to institute a proceeding in its own name (as trustee) and have offered to the trustee reasonable indemnity satisfactory to it, and the trustee for 60 days after receipt of the request and indemnity has neglected or refused to institute the proceeding. However, the trustee will be under no obligation to exercise any of the trusts or powers vested in it by the PSA or the certificates or to institute, conduct or defend any related litigation at the request, order or direction of any of the Certificateholders, unless the Certificateholders have offered to the trustee reasonable security or indemnity against the costs, expenses and liabilities that may be incurred as a result.

Termination; Retirement of Certificates

The obligations created by the PSA will terminate upon payment (or provision for payment) to all Certificateholders of all amounts held by the certificate administrator on behalf of the trustee and required to be paid on the Distribution Date following the earlier of (1) the final payment (or related Advance) or other liquidation of the last Mortgage Loan, Subordinate Companion Loan and REO Property (as applicable) subject to the PSA, (2) the voluntary exchange of all the then-outstanding certificates (other than the [ARD CLASS], [LOAN-SPECIFIC CLASS] and Class R certificates) for the Mortgage Loans remaining in the issuing entity, as described below or (3) the purchase or other liquidation of all of the assets of the issuing entity (other than the Subordinate Companion Loan) as described below by the holders of the Controlling Class, the special servicer, or the master servicer, in that order of priority.

Written notice of termination of the PSA will be given by the certificate administrator to each Certificateholder, the Loan-Specific Directing Certificateholders and the 17g-5 Information Provider (who will promptly post such notice to the 17g-5 Information Provider's website). The final distribution will be made only upon surrender and cancellation of the certificates at the office of the certificate registrar or other location specified in the notice of termination.

Any holder of Certificates owning a majority of the Percentage Interest of the then Controlling Class, and, if such holder does not exercise its option, the special servicer and, if the special servicer does not exercise its option, the master servicer, will have the option to purchase all of the Mortgage Loans and all property acquired in respect of any Mortgage Loan remaining in the issuing entity, and thereby effect termination of the issuing entity and early retirement of the then-outstanding Certificates, on any Distribution Date on which the aggregate Stated Principal Balance of the Mortgage Loans remaining in the issuing entity is less than [1.0]% of the aggregate principal balance of all of the Mortgage Loans as of the Cut-off Date. Any such party may be an affiliate of the sponsor, depositor, issuing entity or other related party at the time it exercises such right. The purchase price payable upon the exercise of such option on such a Distribution Date will be an amount equal to the sum of, without duplication, (A) 100% of the outstanding principal balance of each Mortgage Loan included in the issuing entity as of the last day of the month preceding such Distribution Date (less any P&I Advances previously made on account of principal); (B) the fair market value of all other property included in the issuing entity as of the last day of the month preceding such Distribution Date, as determined by an independent appraiser as of a date not more than 30 days prior to the last day of the month preceding such Distribution Date; (C) all unpaid interest accrued on the outstanding principal balance of each Mortgage Loan (including any Mortgage Loans as to which title to the related Mortgaged Property has been acquired) at the Mortgage Rate to the last day of the month preceding such Distribution Date (less any P&I Advances previously made on account of interest); and (D) unreimbursed Advances (with interest thereon), unpaid Servicing Fees and other servicing compensation, Certificate Administrator/Trustee Fees, CREFC® License Fees, Operating Advisor Fees, and unpaid expenses of and indemnity amounts owed by the issuing entity. The issuing entity may also be terminated in connection with an exchange by the Sole Certificateholder of all the then-outstanding Certificates (excluding the Class R Certificates) (provided, that the Class [___], Class [___] and Class [___] Certificates and the Trust Components are no longer outstanding) if the Sole Certificateholder compensates the certificate administrator for the amount of investment income the certificate administrator would have earned if the outstanding Certificate Balance of the then-outstanding Certificates (other than the [INTEREST ONLY CLASSES] and Class R Certificates) were on deposit with the certificate administrator as of the first day of the current calendar month and the Sole Certificateholder pays to the master servicer an amount equal to (i) the product of (a) the prime rate, (b) the aggregate Certificate Balance of the then-outstanding Certificates (other than the [INTEREST ONLY CLASSES] and Class R Certificates) as of the date of the exchange and (c) three, divided by (ii) 360, for the Mortgage Loans and any REO Properties remaining in the issuing entity; provided, further, that if the Sole Certificateholder has taken only an assignment of the Voting Rights of the [INTEREST ONLY CLASSES] Certificates, the holders of the [INTEREST ONLY CLASSES] Certificates will be entitled to receive a cash payment in consideration for an exchange of their Certificates. Following such termination, no further amount shall be payable on the Certificates, regardless of whether any recoveries are received on the REO Properties. Notice of any such termination is required to be given promptly by the certificate administrator by letter to the Certificateholders with a copy to the master servicer, the special servicer, the operating advisor, the mortgage loan sellers, the trustee and the 17g-5 Information Provider (who will promptly post such notice to the 17g-5 Information Provider's website). Notice to the Certificateholders will be given at their addresses shown in the Certificate Registrar not more than 30 days, and not less than ten days, prior to the anticipated termination date. With respect to any book-entry Certificates, such notice will be mailed to DTC and beneficial owners of Certificates will be notified to the extent provided in the procedures of DTC and its participants.

"Sole Certificateholder" is any Certificateholder (or Certificateholders, provided they act in unanimity) holding 100% of the then-outstanding Certificates (including Certificates with Certificate Balances that have been actually or notionally reduced by any Realized Losses or Appraisal Reduction Amounts, but excluding the Class R Certificates) or an assignment of the Voting Rights thereof; *provided*, that the Certificate Balances of the Class [___], Class [___] and Class [___] Certificates and the Trust

Components have been reduced to zero; *provided*, *further*, that if the Certificateholders of the [INTEREST ONLY CLASSES] Certificates have assigned all of the Voting Rights of the [INTEREST ONLY CLASSES] Certificates to the Holder of 100% of the then-outstanding Class [___], Class [___] and Class [___] Certificates, then "Sole Certificateholder" means the Certificateholder of 100% of the Class [___], Class [___] and Class [___] Certificates.

In the event that the Subordinate Companion Loan and the [LOAN-SPECIFIC CLASS] certificates are still outstanding at the time that any optional termination described above is effectuated, the Subordinate Companion Loan will be returned to the holder of the [LOAN-SPECIFIC CLASS] certificates in exchange for the [LOAN-SPECIFIC CLASS] certificates and the master servicer will have no further obligation to service the Subordinate Companion Loan under the PSA.

On the applicable Distribution Date, the aggregate amount paid by the holders of the Controlling Class, the special servicer, the master servicer or the holders of the Class R certificates, as the case may be, for the Mortgage Loans and other applicable assets in the issuing entity (other than the Subordinate Companion Loan), together with all other amounts on deposit in the Collection Account and not otherwise payable to a person other than the Certificateholders, will be applied generally as described above under "*Description of the Certificates—Distributions—Priority of Distributions*".

Amendment

The PSA may be amended by the parties to the PSA, without the consent of any of the holders of certificates or holders of any Companion Loan or Trust Subordinate Companion Loan:

(a) to correct any defect or ambiguity or in the PSA in order to address any manifest error in any provision of the PSA;

(b) to cause the provisions in the PSA to conform or be consistent with or in furtherance of the statements made in the prospectus (or in an offering document for any related non-offered certificates) with respect to the certificates, the issuing entity or the PSA or to correct or supplement any of its provisions which may be defective or inconsistent with any other provisions in the PSA or to correct any error;

(c) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account, *provided* that (A) the Master Servicer Remittance Date will in no event be later than the business day prior to the related Distribution Date and (B) the change would not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an opinion of counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment;

(d) to modify, eliminate or add to any of its provisions to the extent as will be necessary to maintain the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the issuing entity, any Trust REMIC or the Grantor Trust that would be a claim against the issuing entity, a related Trust REMIC or the Grantor Trust; *provided* that the trustee and the certificate administrator have received an opinion of counsel (at the expense of the party requesting the amendment) to the effect that (1) the action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of imposition of any such tax and (2) the action will not adversely affect in any material respect the interests of any holder of the certificates or holder of a Companion Loan;

(e) to modify, eliminate or add to any of its provisions to restrict (or to remove any existing restrictions with respect to) the transfer of the Residual Certificates; *provided* that the depositor has determined that the amendment will not, as evidenced by an opinion of counsel, give rise to any tax with respect to the transfer of the Residual Certificates to a non-permitted transferee;

(f) to revise or add any other provisions with respect to matters or questions arising under the PSA or any other change, *provided* that the required action will not adversely affect in any material respect the interests of any Certificateholder or any holder of a Serviced Pari Passu Companion Loan or Trust Subordinate Companion Loan not consenting to such revision or addition, as evidenced in writing by an opinion of counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (*provided* that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the certificates as described in this prospectus);

(g) to amend or supplement any provision of the PSA to the extent necessary to maintain the then-current ratings assigned to each class of Offered Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (*provided* that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the certificates as described in this prospectus); *provided* that such amendment or supplement would not adversely affect in any material respect the interests of any Certificateholder not consenting to such amendment or supplement, as evidenced by an opinion of counsel;

(h) to modify the provisions of the PSA with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts if (a) the depositor, the master servicer, the trustee and, for so long as a Control Termination Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage-backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an opinion of counsel and (c) a Rating Agency Confirmation and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Serviced Pari Passu Companion Loan, if any (*provided* that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the certificates as described in this prospectus); and

(i) to modify the procedures set forth in the PSA relating to compliance with Rule 17g-5, *provided* that the change would not adversely affect in any material respect the interests of any Certificateholder, as evidenced by (A) an opinion of counsel or (B) if any certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such certificates; and *provided*, *further*, that the certificate administrator must give notice of any such amendment to the 17g-5 Information Provider for posting on the 17g-5 Information Provider's website and the certificate administration must post such notice to its website.

The PSA may also be amended by the parties to the PSA with the consent of the holders of certificates of each class affected by such amendment evidencing, in each case, a majority of the aggregate Percentage Interests constituting the class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the PSA or of modifying in any manner the rights of the holders of the certificates, except that the amendment may not directly (1) reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Trust Subordinate Companion Loan that are required to be distributed on a certificate of any class without the consent of the holder of such certificate or which are required to be distributed to a holder of a Companion Loan without the consent of such holder, (2) reduce the aforesaid percentage of certificates of any class the holders of which are required to consent to the amendment or remove the requirement to obtain consent of any holder of a Companion Loan or holder of the [LOAN SPECIFIC CLASS] certificates,

without the consent of the holders of all certificates of that class then-outstanding or such holder of the related Companion Loan, (3) adversely affect the Voting Rights of any class of certificates, without the consent of the holders of all certificates of that class then-outstanding, (4) change in any manner any defined term used in any MLPA or the obligations or rights of any mortgage loan seller under any MLPA without the consent of the applicable mortgage loan seller, or (5) amend the Servicing Standard without, in each case, the consent of 100% of the holders of certificates or a Rating Agency Confirmation by each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (*provided* that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the certificates as described in this prospectus).

Notwithstanding the foregoing, no amendment to the PSA may be made that changes in any manner the obligations of any mortgage loan seller under any MLPA or the rights of any mortgage loan seller, including as a third party beneficiary, under the PSA, without the consent of such mortgage loan seller. In addition, no amendment to the PSA may be made that changes in any material respect the rights of the [LOAN SPECIFIC CLASS] certificates without the consent of the holders of such class. In addition, no amendment to the PSA may be made that changes any provisions specifically required to be included in the PSA by the Non-Serviced Intercreditor Agreement or the Non-Serviced Intercreditor Agreement without the consent of the holder of the related Non-Serviced Companion Loan(s).

Also, notwithstanding the foregoing, no party will be required to consent to any amendment to the PSA without the trustee, the certificate administrator, the master servicer, the special servicer, the asset representations reviewer and the operating advisor having first received an opinion of counsel (at the issuing entity's expense) to the effect that the amendment does not conflict with the terms of the PSA, and that the amendment or the exercise of any power granted to the master servicer, the special servicer, the depositor, the certificate administrator, the trustee, the operating advisor, the asset representations reviewer or any other specified person in accordance with the amendment will not result in the imposition of a tax on any portion of the issuing entity or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the PSA may be made that changes in any material respect to the rights of any class of loan-specific certificates without the consent of such class.

Resignation and Removal of the Trustee and the Certificate Administrator

Each of the trustee and the certificate administrator will at all times be, and will be required to resign if it fails to be, (i) a corporation, national bank, national banking association or a trust company, organized and doing business under the laws of any state or the United States of America, authorized under such laws to exercise corporate trust powers and to accept the trust conferred under the PSA, having a combined capital and surplus of at least $[100,000,000] and subject to supervision or examination by federal or state authority and, in the case of the trustee, will not be an affiliate of the master servicer or the special servicer (except during any period when the trustee is acting as, or has become successor to, the master servicer or the special servicer, as the case may be), (ii) an institution insured by the Federal Deposit Insurance Corporation, (iii) an institution whose long-term senior unsecured debt is rated at least [INSERT APPLICABLE RATINGS REQUIREMENTS], or such other rating with respect to which the Rating Agencies have provided a Rating Agency Confirmation, and (iv) an entity that is not on the depositor's "prohibited party" list.

The trustee and the certificate administrator will be also permitted at any time to resign from their obligations and duties under the PSA by giving written notice (which notice will be posted to the certificate administrator's website pursuant to the PSA) to the depositor, the master servicer, the special servicer, the trustee or the certificate administrator, as applicable, all Certificateholders, the operating advisor, the asset representations reviewer and the 17g-5 Information Provider (who will promptly post such notice to the 17g-5 Information Provider's website). Upon receiving this notice of resignation, the depositor will be required to use its reasonable best efforts to promptly appoint a successor trustee or certificate administrator acceptable to the master servicer and, prior to the occurrence and continuance of a Control Termination Event, the Directing Certificateholder. If no successor trustee or certificate administrator has

accepted an appointment within 30 days after the giving of notice of resignation, the resigning trustee or certificate administrator, as applicable, may petition any court of competent jurisdiction to appoint a successor trustee or certificate administrator, as applicable.

If at any time the trustee or certificate administrator ceases to be eligible to continue as trustee or certificate administrator, as applicable, under the PSA, and fails to resign after written request therefor by the depositor or the master servicer, or if at any time the trustee or certificate administrator becomes incapable of acting, or if certain events of, or proceedings in respect of, bankruptcy or insolvency occur with respect to the trustee or certificate administrator, or if the trustee or certificate administrator fails to timely publish any report to be delivered, published, or otherwise made available by the certificate administrator pursuant to the PSA, and such failure continues unremedied for a period of five (5) days, or if the certificate administrator fails to make distributions required pursuant to the PSA, the depositor will be authorized to remove the trustee or certificate administrator, as applicable, and appoint a successor trustee or certificate administrator acceptable to the master servicer.

In addition, holders of the certificates entitled to at least 50% of the Voting Rights may at any time, with or without cause, remove the trustee or certificate administrator under the PSA and appoint a successor trustee or certificate administrator. In the event that holders of the certificates entitled to at least 50% of the Voting Rights elect to remove the trustee or certificate administrator without cause and appoint a successor, the successor trustee or certificate administrator, as applicable, will be responsible for all expenses necessary to effect the transfer of responsibilities from its predecessor.

Any resignation or removal of the trustee or certificate administrator and appointment of a successor trustee or certificate administrator will not become effective until (i) acceptance of appointment by the successor trustee or certificate administrator, as applicable, and (ii) the certificate administrator files any required Form 8-K. Further, the resigning trustee or certificate administrator, as the case may be, must pay all costs and expenses associated with the transfer of its duties.

The PSA will prohibit the appointment of the asset representations reviewer or one of its affiliates as successor to the trustee or certificate administrator.

Governing Law; Waiver of Jury Trial; and Consent to Jurisdiction

The PSA will be governed by the laws of the State of New York. Each party to the PSA will waive its respective right to a jury trial for any claim or cause of action based upon or arising out of or related to the PSA or certificates. Additionally each party to the PSA will consent to the jurisdiction of any New York State and Federal courts sitting in New York City with respect to matters arising out of or related to the PSA.

[DESCRIPTION OF THE DERIVATIVES INSTRUMENT]

THE FOLLOWING IS AN EXAMPLE OF THE DISCLOSURE THAT MAY BE PROVIDED IN A PROSPECTUS FOR A DERIVATIVE INSTRUMENT THAT PROVIDES FOR FLOATING RATE INTEREST PAYMENTS IN EXCHANGE FOR FIXED RATE INTEREST PAYMENTS FOR A PARTICULAR CLASS OF CERTIFICATES.]

[General

On the Closing Date, the depositor will assign to the trustee, on behalf of the issuing entity, the Class [__] Regular Interest together with a swap contract (the "Swap Contract") with [_____], a [_____] (the "Swap Counterparty"). The [FLOATING RATE CLASS] certificates will represent all of the beneficial interest in the [FLOATING RATE CLASS] Regular Interest, the Swap Contract and all amounts on deposit in the Floating Rate Account (as defined below). The Swap Contract will have an expiration date of the Distribution Date in [_____]. Promptly upon the determination of LIBOR by the Swap Counterparty, the Swap Counterparty will provide a report to the [certificate administrator] setting forth LIBOR for the

Interest Accrual Period for the Class [__] certificates. The [certificate administrator] will be entitled to conclusively rely on such report (in the absence of manifest error).

[The [certificate administrator] will establish and maintain an account in the name of the [certificate administrator], in trust for holders of the [FLOATING RATE CLASS] certificates (the "Floating Rate Account"). Promptly upon receipt of any payment of interest on the Class [__] Regular Interest or a payment or other receipt in respect of the Swap Contract, the [certificate administrator] will deposit the same into the Floating Rate Account. [INSERT DISCLOSURE REGARDING AN ADDITIONAL FLOATING RATE ACCOUNT FOR FIXED RATE CLASS CERTIFICATE FOR WHICH A FLOATING RATE CLASS MAY BE EXCHANGED.]

The [certificate administrator] may make withdrawals from the Floating Rate Account only for the following purposes: (i) to distribute the [FLOATING RATE CLASS] Available Funds for any Distribution Date to the holders of the [FLOATING RATE CLASS] certificates; (ii) to withdraw any amount deposited into the Floating Rate Account that was not required to be deposited in it; (iii) to apply any funds required to be paid to the Swap Counterparty under the Swap Contract; (iv) to clear and terminate such account pursuant to the terms of the PSA; (v) in the event of the termination of the Swap Contract, to replace such Swap Contract, to apply any termination payments paid by the Swap Counterparty to offset the expense of entering into a substantially identical interest rate swap contract with another counterparty, if possible, and to distribute any remaining amounts to the holders of the [FLOATING RATE CLASS] certificates (net of any costs and expenses related to the Swap Contract), and if not possible, to distribute the entire termination payment (net of any costs and expenses related to the Swap Contract), to the holders of the related [FLOATING RATE CLASS] certificates and (vi) to pay to the [certificate administrator] any costs and expenses incurred in connection with the enforcement of the rights of the holder of the Swap Contract with respect to the Swap Contract; *provided* that the [certificate administrator] will only be permitted to incur and reimburse itself out of the Floating Rate Account with respect to any such costs and expenses which are in excess of any termination payment received from the Swap Counterparty and not otherwise applied to offset the expense of entering into a replacement Swap Contract if it has received the written consent of 100% of the holders of the [FLOATING RATE CLASS] certificates or each Rating Agency then rating the [FLOATING RATE CLASS] certificates has confirmed in writing that such action or event will not result in the reduction, qualification or withdrawal of its then current rating for such [FLOATING RATE CLASS] certificates. If after receipt or payment of the net swap payment due from or to the Swap Counterparty there are insufficient funds in the Floating Rate Account to make the full distribution of interest to the holders of the [FLOATING RATE CLASS] certificates, the resulting interest shortfall will be borne by the holders of such [FLOATING RATE CLASS] certificates. Neither the [certificate administrator] nor any other party will be required to advance any amount due to be paid by the Swap Counterparty for distribution to the [FLOATING RATE CLASS] certificates in the event that the Swap Counterparty fails to make a required payment.

The Swap Contract

The Swap Contract will provide that, subject to any adjustments for Excess Prepayment Interest Shortfalls or for other losses on the mortgage loans that reduce interest available for payments to the Swap Counterparty or, if the WAC Rate limits the interest available for payments to the Swap Counterparty, in each case as described below, on the business day prior to each Distribution Date, commencing in [_____], the [certificate administrator] will pay an amount (the "Fixed Interest Distribution") to the Swap Counterparty equal to [__]% *per annum* multiplied by a notional amount equal to the outstanding principal balance of the Class [__] Regular Interest (the "Swap Notional Amount") calculated on a 30/360 basis, and the Swap Counterparty will pay an amount equal to the Swap Notional Amount multiplied by the Pass-Through Rate of the [FLOATING RATE CLASS] certificates to the [certificate administrator] for the benefit of the holders of the [FLOATING RATE CLASS] certificates. The Pass-Through Rate for the [FLOATING RATE CLASS] certificates is [one-month LIBOR] (or, in the case of the initial Interest Accrual Period, an interpolated rate based on [__]-week and one-month LIBOR]) plus [__]% based on the actual number of days elapsed in the related Interest Accrual Period and a 360-day year. Required payments under the Swap Contract with respect to each Distribution Date will be made by

the Swap Counterparty or the [certificate administrator] on a net basis. The Swap Counterparty will also make payments to the issuing entity with respect to the Swap Contract on the Closing Date.

If the debt ratings of the Swap Counterparty's credit support provider fall below the levels specified for each Rating Agency as set forth in the Swap Contract (a "Rating Agency Trigger Event"), the Swap Counterparty will be required to post collateral, find a replacement swap counterparty or credit support provider that would not cause a Rating Agency Trigger Event to occur or enter into another arrangement satisfactory to each Rating Agency. If the Swap Counterparty fails to take such action, the [certificate administrator], unless otherwise directed in writing by the holders of 100% of the [FLOATING RATE CLASS] certificates (and only to the extent that, and only for so long as, doing so does not lead the [certificate administrator] to incur expenses in excess of the amounts available to it for reimbursement) will be required to enforce the rights of the issuing entity under the related Swap Contract and use any termination payments received from the Swap Counterparty to enter into a replacement interest rate swap contract on substantially identical terms. The costs and expenses incurred by the [certificate administrator] in connection with enforcing the rights of the issuing entity under the Swap Contract will be reimbursable to the [certificate administrator] solely out of amounts in the Floating Rate Account that are otherwise payable to the [FLOATING RATE CLASS] certificates to the extent not reimbursed by the Swap Counterparty; *provided* that either without the consent of 100% of the holders of the [FLOATING RATE CLASS] certificates or the written confirmation of each Rating Agency then rating such [FLOATING RATE CLASS] certificates that such action or event will not result in the reduction, qualification or withdrawal of its then current rating of such [FLOATING RATE CLASS] certificates, the [certificate administrator] will not be permitted to incur such costs and expenses in excess of any termination payment received from the Swap Counterparty and not otherwise applied to offset the expense of entering into a replacement interest rate swap contract. If the costs attributable to entering into a replacement interest rate swap contract would exceed the net proceeds of the liquidation of a Swap Contract, the [certificate administrator] will not be required to enter into a replacement interest rate swap contract and any such proceeds will instead be distributed to the holders of the [FLOATING RATE CLASS] certificates. Following the termination of the Swap Contract (and during the period when the [certificate administrator] is pursuing remedies under such Swap Contract) or if a Swap Default or other default or event of termination under the Swap Contract occurs and is continuing, until such default is cured or such Swap Contract is replaced, the Interest Distribution Amount with respect to the [FLOATING RATE CLASS] certificates will be equal to the Interest Distribution Amount for the [FLOATING RATE CLASS] Regular Interest, and the [FLOATING RATE CLASS] certificates will accrue interest at the same rate, on the same basis and in the same manner as the [FLOATING RATE CLASS]] Regular Interest. Any conversion of the [FLOATING RATE CLASS] certificates to a fixed interest rate subject to the WAC Rate will become permanent following the determination by the [certificate administrator] not to enter into a replacement interest rate swap contract and the distribution of any termination payments to the holders of the [FLOATING RATE CLASS] certificates. A Swap Default or termination of a Swap Contract and the consequent conversion to a fixed interest rate will not constitute a default under the PSA. A conversion to a fixed interest rate subject to the WAC Rate might result in a temporary delay to the holders of the [FLOATING RATE CLASS] certificates in receiving payment of the related Interest Distribution Amount on the [FLOATING RATE CLASS] certificates if DTC is not given sufficient notice of the resulting change in the payment terms of the [FLOATING RATE CLASS] certificates.

"Swap Default" means any failure on the part of the Swap Counterparty to (i) make a required payment under the Swap Contract or (ii) post acceptable collateral, find an acceptable replacement swap counterparty or credit support provider or enter into another arrangement satisfactory to each Rating Agency after a Rating Agency Trigger Event as required by such Swap Contract.

The [certificate administrator] will have no obligation on behalf of the issuing entity to pay or cause to be paid to the Swap Counterparty any portion of the Fixed Interest Distribution in respect of the [FLOATING RATE CLASS] Regular Interest unless and until the related interest payment on such [FLOATING RATE CLASS] Regular Interest is actually received by the [certificate administrator]; *provided*, *however*, that the [certificate administrator] may receive funds from the Swap Counterparty representing the net amount payable to the [certificate administrator] pursuant to the Swap Contract and

the [certificate administrator] may pay the net swap payment from amounts received on the [FLOATING RATE CLASS] certificates.

In addition, if the funds allocated to the payment of the Fixed Interest Distribution of the [FLOATING RATE CLASS] Regular Interest are insufficient to make any required payments to the Swap Counterparty and to make full distributions of the [FLOATING RATE CLASS] Interest Distribution Amount to the [FLOATING RATE CLASS] certificates, the [certificate administrator] will be required to use such funds to make required payments to the Swap Counterparty prior to making distributions on [FLOATING RATE CLASS] certificates, and holders of such certificates will experience a shortfall. Any Excess Prepayment Interest Shortfall allocated to the [FLOATING RATE CLASS] Regular Interest, reduction in the interest available to be distributed to the [FLOATING RATE CLASS] Regular Interest for any other reason or the reduction of the WAC Rate below [___]% will result in a corresponding dollar-for-dollar reduction in the interest payment made by the Swap Counterparty to the related grantor trust and, therefore, a corresponding decrease in the amount of interest distributed on the [FLOATING RATE CLASS] certificates.

In addition to certain customary events of default and termination events contained in the Swap Contract, the Swap Counterparty will have the right to terminate such Swap Contract if the issuing entity does not make a required payment to the Swap Counterparty or if the PSA is amended or the holders of the [FLOATING RATE CLASS] certificates or [FLOATING RATE CLASS] Regular Interest waive compliance with any provisions of the PSA without the consent of the Swap Counterparty if such amendment or waiver would have an adverse effect on the Swap Counterparty.

Significance Percentage

The "significance percentage" with respect to the Swap Contract is [less than 10%][at least 10% but less than 20%] [20% or more]. "Significance Percentage" means the percentage that the amount of the "significance estimate" (as described below) represents of the [initial aggregate Certificate Balance of the Class [__] certificates] [the Initial Pool Balance]. The "significance estimate" has been determined based on a reasonable good faith estimate of maximum probable exposure, made in substantially the same manner as that used in the internal risk management process of each sponsor in respect of similar interest rate swap agreements.

Termination Payments

The Swap Counterparty will be required to pay termination amounts, if any are payable pursuant to the Swap Contract, to the issuing entity if an event of default or an early termination date under the Swap Contract occurs under the Swap Contract and the Swap Counterparty is the sole defaulting party or the sole affected party as contemplated under the Swap Contract. No other termination amounts will be payable by either party under the Swap Contract.

The Swap Counterparty

[The Swap Counterparty is an affiliate of [_____], one of the underwriters,] and a wholly-owned, unregulated single purpose subsidiary of [_____]. The principal executive offices of the Swap Counterparty are located at [_____], telephone number [_____].

The Swap Counterparty conducts business in the over-the-counter derivatives market, writing a variety of derivative instruments, including interest rate swaps, currency swaps, credit default swaps and interest rate options with institutional clients. The obligations of the Swap Counterparty under its derivative instruments are guaranteed by [_____]. As of [_____] 20[__], [_____] has a long-term debt rating of "[__]" by [specify rating agency], "[__]" by [specify rating agency] and "[__]" by [specify rating agency] and a short-term debt rating of "[__]" by [specify rating agency], "[__]" by [specify rating agency] and "[__]" by [specify rating agency]. [Include the following if financial statements of [_____] are required by Item 1115 of Regulation AB.] [The consolidated financial statements of [_____] included in, or as exhibits to, the following documents filed by [_____] with the SEC, are hereby incorporated by reference in this prospectus:

- Annual Report on Form 10-K for the year ended [_____];

- Quarterly Report on Form 10-Q for the period ended [_____];

In addition, all financial statements of [_____] included in, or as exhibits to, documents filed by [_____] pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the offering of the Offered Certificates and prior to the termination of the offering are deemed incorporated by reference into this prospectus.]]

CERTAIN LEGAL ASPECTS OF MORTGAGE LOANS

The following discussion contains general summaries of certain legal aspects of mortgage loans secured by commercial and multifamily residential properties. Because such legal aspects are governed by applicable local law (which laws may differ substantially), the summaries do not purport to be complete, to reflect the laws of any particular jurisdiction, or to encompass the laws of all jurisdictions in which the security for the mortgage loans is situated. [IF 10% OF MORTGAGE LOANS, BY OUTSTANDING BALANCE, ARE SECURED BY PROPERTIES IN A PARTICULAR JURISDICTION, RELEVANT LOCAL LAWS, TO THE EXTENT THEY VARY MATERIALLY FROM THIS DISCUSSION, WILL BE DISCUSSED IN THIS PROSPECTUS.]

General

Each mortgage loan will be evidenced by a promissory note and secured by an instrument granting a security interest in real property, which may be a mortgage, deed of trust or a deed to secure debt, depending upon the prevailing practice and law in the state in which the related Mortgaged Property is located. Mortgages, deeds of trust and deeds to secure debt are in this prospectus collectively referred to as "mortgages". A mortgage creates a lien upon, or grants a title interest in, the real property covered thereby, and represents the security for the repayment of the indebtedness customarily evidenced by a promissory note. The priority of the lien created or interest granted will depend on the terms of the mortgage and, in some cases, on the terms of separate subordination agreements or intercreditor agreements with others that hold interests in the real property, the knowledge of the parties to the mortgage and, generally, the order of recordation of the mortgage in the appropriate public recording office. However, the lien of a recorded mortgage will generally be subordinate to later-arising liens for real estate taxes and assessments and other charges imposed under governmental police powers.

Types of Mortgage Instruments

There are two parties to a mortgage: a mortgagor (the borrower and usually the owner of the applicable property) and a mortgagee (the lender). In contrast, a deed of trust is a three-party instrument, among a trustor (the equivalent of a borrower), a trustee to whom the real property is conveyed, and a beneficiary (the lender) for whose benefit the conveyance is made. Under a deed of trust, the trustor grants the property, irrevocably until the debt is paid, in trust and generally with a power of sale, to the trustee to secure repayment of the indebtedness evidenced by the related note. A deed to secure debt typically has two parties, pursuant to which the borrower, or grantor, conveys title to the real property to the grantee, or lender generally with a power of sale, until such time as the debt is repaid. In a case where the borrower is a land trust, there would be an additional party because legal title to the property is held by a land trustee under a land trust agreement for the benefit of the borrower. At origination of a mortgage loan involving a land trust, the borrower may execute a separate undertaking to make payments on the promissory note. The land trustee would not be personally liable for the promissory note obligation. The mortgagee's authority under a mortgage, the trustee's authority under a deed of trust and the grantee's authority under a deed to secure debt are governed by the express provisions of the related instrument, the law of the state in which the real property is located, certain federal laws and, in some deed of trust transactions, the directions of the beneficiary.

Leases and Rents

Mortgages that encumber income-producing property often contain an assignment of rents and leases, and/or may be accompanied by a separate assignment of rents and leases, pursuant to which the borrower assigns to the lender the borrower's right, title and interest as landlord under each lease and the income derived from the lease, while (unless rents are to be paid directly to the lender) retaining a revocable license to collect the rents for so long as there is no default. If the borrower defaults, the license terminates and the lender is entitled to collect the rents. Local law may require that the lender take possession of the property and/or obtain a court-appointed receiver before becoming entitled to collect the rents.

In most states, hospitality property and motel room rates are considered accounts receivable under the Uniform Commercial Code ("UCC"). In cases where hospitality properties or motels constitute loan security, the revenues are generally pledged by the borrower as additional security for the loan. In general, the lender must file financing statements in order to perfect its security interest in the room revenues and must file continuation statements, generally every five years, to maintain perfection of such security interest. In certain cases, mortgage loans secured by hospitality properties or motels may be included in the issuing entity even if the security interest in the room revenues was not perfected. Even if the lender's security interest in room revenues is perfected under applicable nonbankruptcy law, it will generally be required to commence a foreclosure action or otherwise take possession of the property in order to enforce its rights to collect the room revenues following a default. In the bankruptcy setting, however, the lender will be stayed from enforcing its rights to collect room revenues, but those room revenues constitute "cash collateral" and therefore generally cannot be used by the bankruptcy debtor without a hearing or lender's consent or unless the lender's interest in the room revenues is given adequate protection (*e.g.*, cash payment for otherwise encumbered funds or a replacement lien on unencumbered property, in either case in value equivalent to the amount of room revenues that the debtor proposes to use, or other similar relief). See "—*Bankruptcy Laws*" below.

Personalty

In the case of certain types of mortgaged properties, such as hospitality properties, motels, nursing homes and manufactured housing, personal property (to the extent owned by the borrower and not previously pledged) may constitute a significant portion of the property's value as security. The creation and enforcement of liens on personal property are governed by the UCC. Accordingly, if a borrower pledges personal property as security for a mortgage loan, the lender generally must file UCC financing statements in order to perfect its security interest in that personal property, and must file continuation statements, generally every five years, to maintain that perfection. Certain mortgage loans secured in part by personal property may be included in the issuing entity even if the security interest in such personal property was not perfected.

Foreclosure

General

Foreclosure is a legal procedure that allows the lender to recover its mortgage debt by enforcing its rights and available legal remedies under the mortgage. If the borrower defaults in payment or performance of its obligations under the promissory note or mortgage, the lender has the right to institute foreclosure proceedings to sell the real property at public auction to satisfy the indebtedness.

Foreclosure Procedures Vary from State to State

Two primary methods of foreclosing a mortgage are judicial foreclosure, involving court proceedings, and nonjudicial foreclosure pursuant to a power of sale granted in the mortgage instrument. Other foreclosure procedures are available in some states, but they are either infrequently used or available only in limited circumstances.

A foreclosure action is subject to most of the delays and expenses of other lawsuits if defenses are raised or counterclaims are interposed, and sometimes requires several years to complete.

Judicial Foreclosure

A judicial foreclosure proceeding is conducted in a court having jurisdiction over the mortgaged property. Generally, the action is initiated by the service of legal pleadings upon all parties having a subordinate interest of record in the real property and all parties in possession of the property, under leases or otherwise, whose interests are subordinate to the mortgage. Delays in completion of the foreclosure may occasionally result from difficulties in locating defendants. When the lender's right to foreclose is contested, the legal proceedings can be time-consuming. Upon successful completion of a judicial foreclosure proceeding, the court generally issues a judgment of foreclosure and appoints a referee or other officer to conduct a public sale of the mortgaged property, the proceeds of which are used to satisfy the judgment. Such sales are made in accordance with procedures that vary from state to state.

Equitable and Other Limitations on Enforceability of Certain Provisions

United States courts have traditionally imposed general equitable principles to limit the remedies available to lenders in foreclosure actions. These principles are generally designed to relieve borrowers from the effects of mortgage defaults perceived as harsh or unfair. Relying on such principles, a court may alter the specific terms of a loan to the extent it considers necessary to prevent or remedy an injustice, undue oppression or overreaching, or may require the lender to undertake affirmative actions to determine the cause of the borrower's default and the likelihood that the borrower will be able to reinstate the loan. In some cases, courts have substituted their judgment for the lender's and have required that lenders reinstate loans or recast payment schedules in order to accommodate borrowers who are suffering from a temporary financial disability. In other cases, courts have limited the right of the lender to foreclose in the case of a nonmonetary default, such as a failure to adequately maintain the mortgaged property or an impermissible further encumbrance of the mortgaged property. Finally, some courts have addressed the issue of whether federal or state constitutional provisions reflecting due process concerns for adequate notice require that a borrower receive notice in addition to statutorily-prescribed minimum notice. For the most part, these cases have upheld the reasonableness of the notice provisions or have found that a public sale under a mortgage providing for a power of sale does not involve sufficient state action to trigger constitutional protections.

In addition, some states may have statutory protection such as the right of the borrower to reinstate a mortgage loan after commencement of foreclosure proceedings but prior to a foreclosure sale.

Nonjudicial Foreclosure/Power of Sale

In states permitting nonjudicial foreclosure proceedings, foreclosure of a deed of trust is generally accomplished by a nonjudicial trustee's sale pursuant to a power of sale typically granted in the deed of trust. A power of sale may also be contained in any other type of mortgage instrument if applicable law so permits. A power of sale under a deed of trust allows a nonjudicial public sale to be conducted generally following a request from the beneficiary/lender to the trustee to sell the property upon default by the borrower and after notice of sale is given in accordance with the terms of the mortgage and applicable state law. In some states, prior to such sale, the trustee under the deed of trust must record a notice of default and notice of sale and send a copy to the borrower and to any other party who has recorded a request for a copy of a notice of default and notice of sale. In addition, in some states the trustee must provide notice to any other party having an interest of record in the real property, including junior lienholders. A notice of sale must be posted in a public place and, in most states, published for a specified period of time in one or more newspapers. The borrower or junior lienholder may then have the right, during a reinstatement period required in some states, to cure the default by paying the entire actual amount in arrears (without regard to the acceleration of the indebtedness), plus the lender's expenses incurred in enforcing the obligation. In other states, the borrower or the junior lienholder is not provided a period to reinstate the loan, but has only the right to pay off the entire debt to prevent the foreclosure sale.

Generally, state law governs the procedure for public sale, the parties entitled to notice, the method of giving notice and the applicable time periods.

Public Sale

A third party may be unwilling to purchase a mortgaged property at a public sale because of the difficulty in determining the exact status of title to the property (due to, among other things, redemption rights that may exist) and because of the possibility that physical deterioration of the mortgaged property may have occurred during the foreclosure proceedings. Potential buyers may also be reluctant to purchase mortgaged property at a foreclosure sale as a result of the 1980 decision of the United States Court of Appeals for the Fifth Circuit in *Durrett v. Washington National Insurance Co.*, 621 F.2d 2001 (5th Cir. 1980) and other decisions that have followed its reasoning. The court in *Durrett* held that even a non-collusive, regularly conducted foreclosure sale was a fraudulent transfer under the Bankruptcy Code and, thus, could be rescinded in favor of the bankrupt's estate, if (1) the foreclosure sale was held while the debtor was insolvent and not more than one year prior to the filing of the bankruptcy petition and (2) the price paid for the foreclosed property did not represent "fair consideration", which is "reasonably equivalent value" under the Bankruptcy Code. Although the reasoning and result of *Durrett* in respect of the Bankruptcy Code was rejected by the United States Supreme Court in *BFP v. Resolution Trust Corp.*, 511 U.S. 531 (1994), the case could nonetheless be persuasive to a court applying a state fraudulent conveyance law which has provisions similar to those construed in *Durrett*. Therefore, it is common for the lender to purchase the mortgaged property for an amount equal to the secured indebtedness and accrued and unpaid interest plus the expenses of foreclosure, in which event the borrower's debt will be extinguished, or for a lesser amount in order to preserve its right to seek a deficiency judgment if such is available under state law and under the terms of the mortgage loan documents. Thereafter, subject to the borrower's right in some states to remain in possession during a redemption period, the lender will become the owner of the property and have both the benefits and burdens of ownership, including the obligation to pay debt service on any senior mortgages, to pay taxes, to obtain casualty insurance and to make such repairs as are necessary to render the property suitable for sale. Frequently, the lender employs a third-party management company to manage and operate the property. The costs of operating and maintaining a property may be significant and may be greater than the income derived from that property. The costs of management and operation of those mortgaged properties which are hotels, motels, restaurants, nursing or convalescent homes, hospitals or casinos may be particularly significant because of the expertise, knowledge and, with respect to certain property types, regulatory compliance, required to run those operations and the effect which foreclosure and a change in ownership may have on the public's and the industry's, including franchisors', perception of the quality of those operations. The lender also will commonly obtain the services of a real estate broker and pay the broker's commission in connection with the sale or lease of the property. Depending upon market conditions, the ultimate proceeds of the sale of a property may not equal the lender's investment in the property. Moreover, a lender commonly incurs substantial legal fees and court costs in acquiring a mortgaged property through contested foreclosure and/or bankruptcy proceedings. Because of the expenses associated with acquiring, owning and selling a mortgaged property, a lender could realize an overall loss on a mortgage loan even if the mortgaged property is sold at foreclosure, or resold after it is acquired through foreclosure, for an amount equal to the full outstanding principal amount of the loan plus accrued interest.

Furthermore, an increasing number of states require that any environmental contamination at certain types of properties be cleaned up before a property may be resold. In addition, a lender may be responsible under federal or state law for the cost of cleaning up a mortgaged property that is environmentally contaminated. See "—*Environmental Considerations*" below.

The holder of a junior mortgage that forecloses on a mortgaged property does so subject to senior mortgages and any other prior liens, and may be obliged to keep senior mortgage loans current in order to avoid foreclosure of its interest in the property. In addition, if the foreclosure of a junior mortgage triggers the enforcement of a "due-on-sale" clause contained in a senior mortgage, the junior mortgagee could be required to pay the full amount of the senior mortgage indebtedness or face foreclosure.

Rights of Redemption

The purposes of a foreclosure action are to enable the lender to realize upon its security and to bar the borrower, and all persons who have interests in the property that are subordinate to that of the foreclosing lender, from exercise of their "equity of redemption". The doctrine of equity of redemption provides that, until the property encumbered by a mortgage has been sold in accordance with a properly conducted foreclosure and foreclosure sale, those having interests that are subordinate to that of the foreclosing lender have an equity of redemption and may redeem the property by paying the entire debt with interest. Those having an equity of redemption must generally be made parties and joined in the foreclosure proceeding in order for their equity of redemption to be terminated.

The equity of redemption is a common-law (nonstatutory) right which should be distinguished from post-sale statutory rights of redemption. In some states, after sale pursuant to a deed of trust or foreclosure of a mortgage, the borrower and foreclosed junior lienors are given a statutory period in which to redeem the property. In some states, statutory redemption may occur only upon payment of the foreclosure sale price. In other states, redemption may be permitted if the former borrower pays only a portion of the sums due. The effect of a statutory right of redemption is to diminish the ability of the lender to sell the foreclosed property because the exercise of a right of redemption would defeat the title of any purchaser through a foreclosure. Consequently, the practical effect of the redemption right is to force the lender to maintain the property and pay the expenses of ownership until the redemption period has expired. In some states, a post-sale statutory right of redemption may exist following a judicial foreclosure, but not following a trustee's sale under a deed of trust.

Anti-Deficiency Legislation

Some or all of the mortgage loans are nonrecourse loans, as to which recourse in the case of default will be limited to the mortgaged property and such other assets, if any, that were pledged to secure the mortgage loan. However, even if a mortgage loan by its terms provides for recourse to the borrower's other assets, a lender's ability to realize upon those assets may be limited by state law. For example, in some states a lender cannot obtain a deficiency judgment against the borrower following foreclosure or sale under a deed of trust.

A deficiency judgment is a personal judgment against the former borrower equal to the difference between the net amount realized upon the public sale of the real property and the amount due to the lender. Other statutes may require the lender to exhaust the security afforded under a mortgage before bringing a personal action against the borrower. In certain other states, the lender has the option of bringing a personal action against the borrower on the debt without first exhausting that security; however, in some of those states, the lender, following judgment on that personal action, may be deemed to have elected a remedy and thus may be precluded from foreclosing upon the security. Consequently, lenders in those states where such an election of remedy provision exists will usually proceed first against the security. Finally, other statutory provisions, designed to protect borrowers from exposure to large deficiency judgments that might result from bidding at below-market values at the foreclosure sale, limit any deficiency judgment to the excess of the outstanding debt over the fair market value of the property at the time of the sale.

Leasehold Considerations

Mortgage loans may be secured by a mortgage on the borrower's leasehold interest in a ground lease. Leasehold mortgage loans are subject to certain risks not associated with mortgage loans secured by a lien on the fee estate of the borrower. The most significant of these risks is that if the borrower's leasehold were to be terminated upon a lease default, the leasehold mortgagee would lose its security. This risk may be lessened if the ground lease requires the lessor to give the leasehold mortgagee notices of lessee defaults and an opportunity to cure them, permits the leasehold estate to be assigned to and by the leasehold mortgagee or the purchaser at a foreclosure sale, and contains certain other protective provisions typically included in a "mortgageable" ground lease. Certain mortgage loans, however, may be secured by ground leases which do not contain these provisions.

In addition, where a lender has as its security both the fee and leasehold interest in the same property, the grant of a mortgage lien on its fee interest by the land owner/ground lessor to secure the debt of a borrower/ground lessee may be subject to challenge as a fraudulent conveyance. Among other things, a legal challenge to the granting of the liens may focus on the benefits realized by the land owner/ground lessor from the loan. If a court concluded that the granting of the mortgage lien was an avoidable fraudulent conveyance, it might take actions detrimental to the holders of the offered certificates, including, under certain circumstances, invalidating the mortgage lien on the fee interest of the land owner/ground lessor.

Cooperative Shares

Mortgage loans may be secured by a security interest on the borrower's ownership interest in shares, and the related proprietary leases, allocable to cooperative dwelling units that may be vacant or occupied by non-owner tenants. Such loans are subject to certain risks not associated with mortgage loans secured by a lien on the fee estate of a borrower in real property. Such a loan typically is subordinate to the mortgage, if any, on the cooperative's building which, if foreclosed, could extinguish the equity in the building and the proprietary leases of the dwelling units derived from ownership of the shares of the cooperative. Further, transfer of shares in a cooperative are subject to various regulations as well as to restrictions under the governing documents of the cooperative, and the shares may be cancelled in the event that associated maintenance charges due under the related proprietary leases are not paid. Typically, a recognition agreement between the lender and the cooperative provides, among other things, the lender with an opportunity to cure a default under a proprietary lease.

Under the laws applicable in many states, "foreclosure" on cooperative shares is accomplished by a sale in accordance with the provisions of Article 9 of the UCC and the security agreement relating to the shares. Article 9 of the UCC requires that a sale be conducted in a "commercially reasonable" manner, which may be dependent upon, among other things, the notice given the debtor and the method, manner, time, place and terms of the sale. Article 9 of the UCC provides that the proceeds of the sale will be applied first to pay the costs and expenses of the sale and then to satisfy the indebtedness secured by the lender's security interest. A recognition agreement, however, generally provides that the lender's right to reimbursement is subject to the right of the cooperative to receive sums due under the proprietary leases.

Bankruptcy Laws

Operation of the Bankruptcy Code and related state laws may interfere with or affect the ability of a lender to obtain payment of a loan, realize upon collateral and/or to enforce a deficiency judgment. For example, under the Bankruptcy Code, virtually all actions (including foreclosure actions and deficiency judgment proceedings) are automatically stayed upon the filing of the bankruptcy petition, and, usually, no interest or principal payments are made during the course of the bankruptcy case. The delay and the consequences of a delay caused by an automatic stay can be significant. For example, the filing of a petition in bankruptcy by or on behalf of a junior mortgage lien holder may stay the senior lender from taking action to foreclose out such junior lien. At a minimum, the senior lender would suffer delay due to its need to seek bankruptcy court approval before taking any foreclosure or other action that could be deemed in violation of the automatic stay under the Bankruptcy Code.

Under the Bankruptcy Code, a bankruptcy trustee, or a borrower as debtor-in-possession, may under certain circumstances sell the related mortgaged property or other collateral free and clear of all liens, claims, encumbrances and interests, which liens would then attach to the proceeds of such sale, despite the provisions of the related mortgage or other security agreement to the contrary. Such a sale may be approved by a bankruptcy court even if the proceeds are insufficient to pay the secured debt in full.

Under the Bankruptcy Code, provided certain substantive and procedural safeguards for a lender are met, the amount and terms of a mortgage or other security agreement secured by property of a debtor may be modified under certain circumstances. Pursuant to a confirmed plan of reorganization, lien avoidance or claim objection proceeding, the secured claim arising from a loan secured by real property or other collateral may be reduced to the then-current value of the property (with a corresponding partial

reduction of the amount of lender's security interest), thus leaving the lender a secured creditor to the extent of the then current value of the property and a general unsecured creditor for the difference between such value and the outstanding balance of the loan. Such general unsecured claims may be paid less than 100% of the amount of the debt or not at all, depending upon the circumstances. Other modifications may include the reduction in the amount of each scheduled payment, which reduction may result from a reduction in the rate of interest and/or the alteration of the repayment schedule (with or without affecting the unpaid principal balance of the loan), and/or an extension (or reduction) of the final maturity date. Some courts have approved bankruptcy plans, based on the particular facts of the reorganization case, that effected the curing of a mortgage loan default by paying arrearages over a number of years. Also, under the Bankruptcy Code, a bankruptcy court may permit a debtor through its plan of reorganization to reinstate the loan even though the lender accelerated the mortgage loan and final judgment of foreclosure had been entered in state court (provided no sale of the property had yet occurred) prior to the filing of the debtor's petition. This may be done even if the plan of reorganization does not provide for payment of the full amount due under the original loan. Thus, the full amount due under the original loan may never be repaid. Other types of significant modifications to the terms of mortgage loan may be acceptable to the bankruptcy court, such as making distributions to the mortgage holder of property other than cash, or the substitution of collateral which is the "indubitable equivalent" of the real property subject to the mortgage, or the subordination of the mortgage to liens securing new debt (provided that the lender's secured claim is "adequately protected" as such term is defined and interpreted under the Bankruptcy Code), often depending on the particular facts and circumstances of the specific case.

Federal bankruptcy law may also interfere with or otherwise adversely affect the ability of a secured mortgage lender to enforce an assignment by a borrower of rents and leases (which "rents" may include revenues from hotels and other lodging facilities specified in the Bankruptcy Code) related to a mortgaged property if the related borrower is in a bankruptcy proceeding. Under the Bankruptcy Code, a lender may be stayed from enforcing the assignment, and the legal proceedings necessary to resolve the issue can be time consuming and may result in significant delays in the receipt of the rents. Rents (including applicable hotel and other lodging revenues) and leases may also escape such an assignment, among other things, (i) if the assignment is not fully perfected under state law prior to commencement of the bankruptcy proceeding, (ii) to the extent such rents and leases are used by the borrower to maintain the mortgaged property, or for other court authorized expenses, (iii) to the extent other collateral may be substituted for the rents and leases, (iv) to the extent the bankruptcy court determines that the lender is adequately protected, or (v) to the extent the court determines based on the equities of the case that the post-petition rents are not subject to the lender's pre-petition securities interest.

Under the Bankruptcy Code, a security interest in real property acquired before the commencement of the bankruptcy case does not extend to income received after the commencement of the bankruptcy case unless such income is a proceed, product or rent of such property. Therefore, to the extent a business conducted on the mortgaged property creates accounts receivable rather than rents or results from payments under a license rather than payments under a lease, a valid and perfected pre-bankruptcy lien on such accounts receivable or license income generally would not continue as to post-bankruptcy accounts receivable or license income.

The Bankruptcy Code provides that a lender's perfected pre-petition security interest in leases, rents and hotel revenues continues in the post-petition leases, rents and hotel revenues, unless a bankruptcy court orders to the contrary "based on the equities of the case". The equities of a particular case may permit the discontinuance of security interests in pre-petition leases and rents. Thus, unless a court orders otherwise, revenues from a mortgaged property generated after the date the bankruptcy petition is filed will constitute "cash collateral" under the Bankruptcy Code. Debtors may only use cash collateral upon obtaining the lender's consent or a prior court order finding that the lender's interest in the mortgaged hotel, motel or other lodging property and the cash collateral is "adequately protected" as the term is defined and interpreted under the Bankruptcy Code. In addition to post-petition rents, any cash held by a lender in a lockbox or reserve account generally would also constitute "cash collateral" under the Bankruptcy Code. So long as the lender is adequately protected, a debtor's use of cash collateral may be for its own benefit or for the benefit of any affiliated entity group that is also subject to bankruptcy

proceedings, including use as collateral for new debt. It should be noted, however, that the court may find that the lender has no security interest in either pre-petition or post-petition revenues if the court finds that the loan documents do not contain language covering accounts, room rents, or other forms of personality necessary for a security interest to attach to such revenues.

The Bankruptcy Code provides generally that rights and obligations under an unexpired lease of the debtor/lessee may not be terminated or modified at any time after the commencement of a case under the Bankruptcy Code solely because of a provision in the lease to that effect or because of certain other similar events. This prohibition on so-called "ipso facto" clauses could limit the ability of a lender to exercise certain contractual remedies with respect to the leases on any mortgaged property. In addition, section 362 of the Bankruptcy Code operates as an automatic stay of, among other things, any act to obtain possession of property from a debtor's estate, which may delay a lender's exercise of those remedies, including foreclosure, in the event that a lessee becomes the subject of a proceeding under the Bankruptcy Code. Thus, the filing of a petition in bankruptcy by or on behalf of a lessee of a mortgaged property would result in a stay against the commencement or continuation of any state court proceeding for past due rent, for accelerated rent, for damages or for a summary eviction order with respect to a default under the related lease that occurred prior to the filing of the lessee's petition. While relief from the automatic stay to enforce remedies may be requested, it can be denied for a number of reasons, including where the collateral is "necessary to an effective reorganization" for the debtor, and if a debtor's case has been administratively consolidated with those of its affiliates, the court may also consider whether the property is "necessary to an effective reorganization" of the debtor and its affiliates, taken as a whole.

The Bankruptcy Code generally provides that a trustee in bankruptcy or debtor-in-possession may, with respect to an unexpired lease of non-residential real property, before the earlier of (i) 120 days after the filing of a bankruptcy case or (ii) the entry of an order confirming a plan, subject to approval of the court, (a) assume the lease and retain it or assign it to a third party or (b) reject the lease. If the trustee or debtor-in-possession fails to assume or reject the lease within the time specified in the preceding sentence, subject to any extensions by the bankruptcy court, the lease will be deemed rejected and the property will be surrendered to the lessor. The bankruptcy court may for cause shown extend the 120-day period up to 90 days for a total of 210 days. If the lease is assumed, the trustee in bankruptcy on behalf of the lessee, or the lessee as debtor-in-possession, or the assignee, if applicable, must cure any defaults under the lease, compensate the lessor for its losses and provide the lessor with "adequate assurance" of future performance. These remedies may be insufficient, however, as the lessor may be forced to continue under the lease with a lessee that is a poor credit risk or an unfamiliar tenant (if the lease was assigned), and any assurances provided to the lessor may, in fact, be inadequate. If the lease is rejected, the rejection generally constitutes a breach of the executory contract or unexpired lease as of the date immediately preceding the filing date of the bankruptcy petition. As a consequence, the other party or parties to the lease, such as the borrower, as lessor under a lease, generally would have only an unsecured claim against the debtor, as lessee, for damages resulting from the breach, which could adversely affect the security for the related mortgage loan. In addition, under the Bankruptcy Code, a lease rejection damages claim is limited to the "(a) rent reserved by the lease, without acceleration, for the greater of one year, or 15 percent, not to exceed three years, of the remaining term of such lease, following the earlier of the date of the bankruptcy petition and the date on which the lessor regained possession of the real property, (b) plus any unpaid rent due under such lease, without acceleration, on the earlier of such dates".

If a trustee in bankruptcy on behalf of a lessor, or a lessor as debtor-in-possession, rejects an unexpired lease of real property, the lessee may treat the lease as terminated by the rejection or, in the alternative, the lessee may remain in possession of the leasehold for the balance of the term and for any renewal or extension of the term that is enforceable by the lessee under applicable non-bankruptcy law. The Bankruptcy Code provides that if a lessee elects to remain in possession after a rejection of a lease, the lessee may offset against rents reserved under the lease for the balance of the term after the date of rejection of the lease, and the related renewal or extension of the lease, any damages occurring after that date caused by the nonperformance of any obligation of the lessor under the lease after that date.

Similarly, bankruptcy risk is associated with an insolvency proceeding under the Bankruptcy Code of either a borrower ground lessee or a ground lessor. In general, upon the bankruptcy of a lessor or a lessee under a lease of nonresidential real property, including a ground lease, that has not been terminated prior to the bankruptcy filing date, the debtor entity has the statutory right to assume or reject the lease. Given that the Bankruptcy Code generally invalidates clauses that terminate contracts automatically upon the filing by one of the parties of a bankruptcy petition or that are conditioned on a party's insolvency, following the filing of a bankruptcy petition, a debtor would ordinarily be required to perform its obligations under such lease until the debtor decides whether to assume or reject the lease. The Bankruptcy Code provides certain additional protections with respect to non-residential real property leases, such as establishing a specific timeframe in which a debtor must determine whether to assume or reject the lease. The bankruptcy court may extend the time to perform for up to 60 days for cause shown. Even if the agreements were terminated prior to bankruptcy, a bankruptcy court may determine that the agreement was improperly terminated and therefore remains part of the debtor's bankruptcy estate. The debtor also can seek bankruptcy court approval to assume and assign the lease to a third party, and to modify the lease in connection with such assignment. In order to assume the lease, the debtor or assignee generally will have to cure outstanding defaults and provide "adequate assurance of future performance" in addition to satisfying other requirements imposed under the Bankruptcy Code. Under the Bankruptcy Code, subject to certain exceptions, once a lease is rejected by a debtor lessee, it is deemed breached, and the non-debtor lessor will have a claim for lease rejection damages, as described above.

If the ground lessor files for bankruptcy, it may determine until the confirmation of its plan of reorganization whether to reject the ground lease. On request of any party to the lease, the bankruptcy court may order the debtor to determine within a specific period of time whether to assume or reject the lease or to comply with the terms of the lease pending its decision to assume or reject. In the event of rejection, the non-debtor lessee will have the right to treat the lease as terminated by virtue of its terms, applicable nonbankruptcy law, or any agreement made by the lessee. The non-debtor lessee may also, if the lease term has begun, retain its rights under the lease, including its rights to remain in possession of the leased premises under the rent reserved in the lease for the balance of the term of the lease (including renewals). The term "lessee" includes any "successor, assign or mortgagee permitted under the terms of such lease". If, pre-petition, the ground lessor had specifically granted the leasehold mortgagee such right, the leasehold mortgagee may have the right to succeed to the lessee/borrower's position under the lease.

In the event of concurrent bankruptcy proceedings involving the ground lessor and the lessee/borrower, actions by creditors against the borrower/lessee debtor would be subject to the automatic stay, and a lender may be unable to enforce both the bankrupt lessee's/borrower's pre-petition agreement to refuse to treat a ground lease rejected by a bankrupt lessor as terminated and any agreement by the ground lessor to grant the lender a new lease upon such termination. In such circumstances, a lease could be terminated notwithstanding lender protection provisions contained in that lease or in the mortgage. A lender could lose its security unless the lender holds a fee mortgage or the bankruptcy court, as a court of equity, allows the mortgagee to assume the ground lessee's obligations under the ground lease and succeed to the ground lessee's position. Although consistent with the Bankruptcy Code, such position may not be adopted by the bankruptcy court.

Further, in an appellate decision by the United States Court of Appeals for the Seventh Circuit (*Precision Indus. v. Qualitech Steel SBQ, LLC*, 327 F.3d 537 (7th Cir, 2003)), the court ruled with respect to an unrecorded lease of real property that where a statutory sale of leased property occurs under the Bankruptcy Code upon the bankruptcy of a landlord, that sale terminates a lessee's possessory interest in the property, and the purchaser assumes title free and clear of any interest, including any leasehold estates. Pursuant to the Bankruptcy Code, a lessee may request the bankruptcy court to prohibit or condition the statutory sale of the property so as to provide adequate protection of the leasehold interest; however, the court ruled that, at least where a memorandum of lease had not been recorded, this provision does not ensure continued possession of the property, but rather entitles the lessee to compensation for the value of its leasehold interest, typically from the sale proceeds. As a result, we cannot assure you that, in the event of a statutory sale of leased property pursuant to the Bankruptcy Code, the lessee would be able to maintain possession of the property under the ground lease. In

addition, we cannot assure you that a leasehold mortgagor and/or a leasehold mortgagee (to the extent it has standing to intervene) would be able to recover the full value of the leasehold interest in bankruptcy court.

Because of the possible termination of the related ground lease, whether arising from a bankruptcy, the expiration of a lease term or an uncured defect under the related ground lease, lending on a leasehold interest in a real property is riskier than lending on the fee interest in the property.

In a bankruptcy or similar proceeding involving a borrower, action may be taken seeking the recovery as a preferential transfer of any payments made by such borrower, or made directly by the related lessee, under the related mortgage loan to the issuing entity. Payments on long term debt may be protected from recovery as preferences if they qualify for the "ordinary course" exception under the Bankruptcy Code or if certain other defenses in the Bankruptcy Code are applicable. Whether any particular payment would be protected depends upon the facts specific to a particular transaction.

In addition, in a bankruptcy or similar proceeding involving any borrower or an affiliate, an action may be taken to avoid the transaction (or any component of the transaction, such as joint and several liability on the related mortgage loan) as an actual or constructive fraudulent conveyance under state or federal law. Any payment by a borrower in excess of its allocated share of the loan could be challenged as a fraudulent conveyance by creditors of that borrower in an action outside a bankruptcy case or by the representative of the borrower's bankruptcy estate in a bankruptcy case. Generally, under federal and most state fraudulent conveyance statutes, the incurrence of an obligation or the transfer of property by a person will be subject to avoidance under certain circumstances if the person transferred such property with the intent to hinder, delay or defraud its creditors or the person did not receive fair consideration or reasonably equivalent value in exchange for such obligation or transfer and (i) was insolvent or was rendered insolvent by such obligation or transfer, (ii) was engaged in business or a transaction, or was about to engage in business or a transaction, for which any property remaining with the person constituted unreasonably small capital, or (iii) intended to, or believed that it would, incur debts that would be beyond the person's ability to pay as such debts matured. The measure of insolvency will vary depending on the law of the applicable jurisdiction. However, an entity will generally be considered insolvent if the present fair salable value of its assets is less than (x) the sum of its debts or (y) the amount that would be required to pay its probable liabilities on its existing debts as they become absolute and matured. Accordingly, a lien granted by a borrower to secure repayment of the loan in excess of its allocated share could be avoided if a court were to determine that (i) such borrower was insolvent at the time of granting the lien, was rendered insolvent by the granting of the lien, was left with inadequate capital, or was not able to pay its debts as they matured and (ii) the borrower did not, when it allowed its property to be encumbered by a lien securing the entire indebtedness represented by the loan, receive fair consideration or reasonably equivalent value for pledging such property for the equal benefit of each other borrower.

A bankruptcy court may, under certain circumstances, authorize a debtor to obtain credit after the commencement of a bankruptcy case, secured among other things, by senior, equal or junior liens on property that is already subject to a lien. In the bankruptcy case of General Growth Properties filed on April 16, 2009, the debtors initially sought approval of a debtor-in-possession loan to the corporate parent entities guaranteed by the property-level single purpose entities and secured by second liens on their properties. Although the debtor-in-possession loan subsequently was modified to eliminate the subsidiary guarantees and second liens, we cannot assure you that, in the event of a bankruptcy of the borrower sponsor, the borrower sponsor would not seek approval of a similar debtor-in-possession loan, or that a bankruptcy court would not approve a debtor-in-possession loan that included such subsidiary guarantees and second liens on such subsidiaries' properties.

Certain of the borrowers may be partnerships. The laws governing limited partnerships in certain states provide that the commencement of a case under the Bankruptcy Code with respect to a general partner will cause a person to cease to be a general partner of the limited partnership, unless otherwise provided in writing in the limited partnership agreement. This provision may be construed as an "ipso facto" clause and, in the event of the general partner's bankruptcy, may not be enforceable. Certain limited partnership agreements of the borrowers may provide that the commencement of a case under

the Bankruptcy Code with respect to the related general partner constitutes an event of withdrawal (assuming the enforceability of the clause is not challenged in bankruptcy proceedings or, if challenged, is upheld) that might trigger the dissolution of the limited partnership, the winding up of its affairs and the distribution of its assets, unless (i) at the time there was at least one other general partner and the written provisions of the limited partnership permit the business of the limited partnership to be carried on by the remaining general partner and that general partner does so or (ii) the written provisions of the limited partnership agreement permit the limited partners to agree within a specified time frame (often 60 days) after the withdrawal to continue the business of the limited partnership and to the appointment of one or more general partners and the limited partners do so. In addition, the laws governing general partnerships in certain states provide that the commencement of a case under the Bankruptcy Code or state bankruptcy laws with respect to a general partner of the partnerships triggers the dissolution of the partnership, the winding up of its affairs and the distribution of its assets. Those state laws, however, may not be enforceable or effective in a bankruptcy case. Limited liability companies may be subjected to similar treatment as that described in this prospectus with respect to limited partnerships. The dissolution of a borrower, the winding up of its affairs and the distribution of its assets could result in an acceleration of its payment obligation under the borrower's mortgage loan, which may reduce the yield on the Offered Certificates in the same manner as a principal prepayment.

In addition, the bankruptcy of the general or limited partner of a borrower that is a partnership, or the bankruptcy of a member of a borrower that is a limited liability company or the bankruptcy of a shareholder of a borrower that is a corporation may provide the opportunity in the bankruptcy case of the partner, member or shareholder to obtain an order from a court consolidating the assets and liabilities of the partner, member or shareholder with those of the mortgagor pursuant to the doctrines of substantive consolidation or piercing the corporate veil. In such a case, the respective mortgaged property, for example, would become property of the estate of the bankrupt partner, member or shareholder. Not only would the mortgaged property be available to satisfy the claims of creditors of the partner, member or shareholder, but an automatic stay would apply to any attempt by the trustee to exercise remedies with respect to the mortgaged property. However, such an occurrence should not affect a lender's status as a secured creditor with respect to the mortgagor or its security interest in the mortgaged property.

A borrower that is a limited partnership, in many cases, may be required by the loan documents to have a single purpose entity as its sole general partner, and a borrower that is a general partnership, in many cases, may be required by the loan documents to have as its general partners only entities that are single purpose entities. A borrower that is a limited liability company may be required by the loan documents to have a single purpose member or a springing member. All borrowers that are tenants-in-common may be required by the loan documents to be single purpose entities. These provisions are designed to mitigate the risk of the dissolution or bankruptcy of the borrower partnership or its general partner, a borrower limited liability company or its member (if applicable), or a borrower that is a tenant-in-common. However, we cannot assure you that any borrower partnership or its general partner, or any borrower limited liability company or its member (if applicable), or a borrower that is a tenant-in-common, will not dissolve or become a debtor under the Bankruptcy Code.

Environmental Considerations

General

A lender may be subject to environmental risks when taking a security interest in real property. Of particular concern may be properties that are or have been used for industrial, manufacturing, military or disposal activity. Such environmental risks include the possible diminution of the value of a contaminated property or, as discussed below, potential liability for clean-up costs or other remedial actions that could exceed the value of the property or the amount of the lender's loan. In certain circumstances, a lender may decide to abandon a contaminated mortgaged property as collateral for its loan rather than foreclose and risk liability for clean-up costs.

Superlien Laws

Under the laws of many states, contamination on a property may give rise to a lien on the property for clean-up costs. In several states, such a lien has priority over all existing liens, including those of existing mortgages. In these states, the lien of a mortgage may lose its priority to such a "superlien".

CERCLA

The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), imposes strict liability on present and past "owners" and "operators" of contaminated real property for the costs of clean-up. A secured lender may be liable as an "owner" or "operator" of a contaminated mortgaged property if agents or employees of the lender have participated in the management or operation of such mortgaged property. Such liability may exist even if the lender did not cause or contribute to the contamination and regardless of whether the lender has actually taken possession of a mortgaged property through foreclosure, deed in lieu of foreclosure or otherwise. Moreover, such liability is not limited to the original or unamortized principal balance of a loan or to the value of the property securing a loan. Excluded from CERCLA's definition of "owner" or "operator, " however, is a person "who, without participating in the management of the facility, holds indicia of ownership primarily to protect his security interest". This is the so called "secured creditor exemption".

The Asset Conservation, Lender Liability and Deposit Insurance Protection Act of 1996 (the "1996 Act") amended, among other things, the provisions of CERCLA with respect to lender liability and the secured creditor exemption. The 1996 Act offers protection to lenders by defining the activities in which a lender can engage and still have the benefit of the secured creditor exemption. In order for a lender to be deemed to have participated in the management of a mortgaged property, the lender must actually participate in the operational affairs of the property of the borrower. The 1996 Act provides that "merely having the capacity to influence, or unexercised right to control" operations does not constitute participation in management. A lender will lose the protection of the secured creditor exemption if it exercises decision-making control over the borrower's environmental compliance and hazardous substance handling or disposal practices, or assumes day-to-day management of environmental or substantially all other operational functions of the mortgaged property. The 1996 Act also provides that a lender will continue to have the benefit of the secured creditor exemption even if it forecloses on a mortgaged property, purchases it at a foreclosure sale or accepts a deed-in-lieu of foreclosure provided that the lender seeks to sell the mortgaged property at the earliest practicable commercially reasonable time on commercially reasonable terms.

Certain Other Federal and State Laws

Many states have statutes similar to CERCLA, and not all of those statutes provide for a secured creditor exemption. In addition, under federal law, there is potential liability relating to hazardous wastes and underground storage tanks under the federal Resource Conservation and Recovery Act.

Some federal, state and local laws, regulations and ordinances govern the management, removal, encapsulation or disturbance of asbestos-containing materials. These laws, as well as common law standards, may impose liability for releases of or exposure to asbestos-containing materials, and provide for third parties to seek recovery from owners or operators of real properties for personal injuries associated with those releases.

Federal legislation requires owners of residential housing constructed prior to 1978 to disclose to potential residents or purchasers any known lead-based paint hazards and will impose treble damages for any failure to disclose. In addition, the ingestion of lead-based paint chips or dust particles by children can result in lead poisoning. If lead-based paint hazards exist at a property, then the owner of that property may be held liable for injuries and for the costs of removal or encapsulation of the lead-based paint.

In a few states, transfers of some types of properties are conditioned upon clean-up of contamination prior to transfer. In these cases, a lender that becomes the owner of a property through foreclosure, deed

in lieu of foreclosure or otherwise, may be required to clean-up the contamination before selling or otherwise transferring the property.

Beyond statute-based environmental liability, there exist common law causes of action (for example, actions based on nuisance or on toxic tort resulting in death, personal injury or damage to property) related to hazardous environmental conditions on a property. While it may be more difficult to hold a lender liable under common law causes of action, unanticipated or uninsured liabilities of the borrower may jeopardize the borrower's ability to meet its loan obligations or may decrease the re-sale value of the collateral.

Additional Considerations

The cost of remediating hazardous substance contamination at a property can be substantial. If a lender becomes liable, it can bring an action for contribution against the owner or operator who created the environmental hazard, but that individual or entity may be without substantial assets. Accordingly, it is possible that such costs could become a liability of the issuing entity and occasion a loss to the certificateholders.

If a lender forecloses on a mortgage secured by a property, the operations on which are subject to environmental laws and regulations, the lender will be required to operate the property in accordance with those laws and regulations. Such compliance may entail substantial expense, especially in the case of industrial or manufacturing properties.

In addition, a lender may be obligated to disclose environmental conditions on a property to government entities and/or to prospective buyers (including prospective buyers at a foreclosure sale or following foreclosure). Such disclosure may decrease the amount that prospective buyers are willing to pay for the affected property, sometimes substantially, and thereby decrease the ability of the lender to recover its investment in a loan upon foreclosure.

Due-on-Sale and Due-on-Encumbrance Provisions

Certain of the mortgage loans may contain "due-on-sale" and "due-on-encumbrance" clauses that purport to permit the lender to accelerate the maturity of the loan if the borrower transfers or encumbers the related mortgaged property. The Garn-St Germain Depository Institutions Act of 1982 (the "Garn Act") generally preempts state laws that prohibit the enforcement of due-on-sale clauses and permits lenders to enforce these clauses in accordance with their terms, subject to certain limitations as set forth in the Garn Act and related regulations. Accordingly, a lender may nevertheless have the right to accelerate the maturity of a mortgage loan that contains a "due-on-sale" provision upon transfer of an interest in the property, without regard to the lender's ability to demonstrate that a sale threatens its legitimate security interest.

Subordinate Financing

The terms of certain of the mortgage loans may not restrict the ability of the borrower to use the mortgaged property as security for one or more additional loans, or such restrictions may be unenforceable. Where a borrower encumbers a mortgaged property with one or more junior liens, the senior lender is subjected to additional risk. First, the borrower may have difficulty servicing and repaying multiple loans. Moreover, if the subordinate financing permits recourse to the borrower (as-is frequently the case) and the senior loan does not, a borrower may have more incentive to repay sums due on the subordinate loan. Second, acts of the senior lender that prejudice the junior lender or impair the junior lender's security may create a superior equity in favor of the junior lender. For example, if the borrower and the senior lender agree to an increase in the principal amount of or the interest rate payable on the senior loan, the senior lender may lose its priority to the extent any existing junior lender is harmed or the borrower is additionally burdened. Third, if the borrower defaults on the senior loan and/or any junior loan or loans, the existence of junior loans and actions taken by junior lenders can impair the security available to the senior lender and can interfere with or delay the taking of action by the senior lender. Moreover, the bankruptcy of a junior lender may operate to stay foreclosure or similar proceedings by the senior lender.

Default Interest and Limitations on Prepayments

Promissory notes and mortgages may contain provisions that obligate the borrower to pay a late charge or additional interest if payments are not timely made, and in some circumstances, may prohibit prepayments for a specified period and/or condition prepayments upon the borrower's payment of prepayment fees or yield maintenance penalties. In certain states, there are or may be specific limitations upon the late charges which a lender may collect from a borrower for delinquent payments. Certain states also limit the amounts that a lender may collect from a borrower as an additional charge if the loan is prepaid. In addition, the enforceability of provisions that provide for prepayment fees or penalties upon an involuntary prepayment is unclear under the laws of many states.

Applicability of Usury Laws

Title V of the Depository Institutions Deregulation and Monetary Control Act of 1980 ("Title V") provides that state usury limitations will not apply to certain types of residential (including multifamily) first mortgage loans originated by certain lenders after March 31, 1980. Title V authorized any state to reimpose interest rate limits by adopting, before April 1, 1983, a law or constitutional provision that expressly rejects application of the federal law. In addition, even where Title V is not so rejected, any state is authorized by the law to adopt a provision limiting discount points or other charges on mortgage loans covered by Title V. Certain states have taken action to reimpose interest rate limits and/or to limit discount points or other charges.

Statutes differ in their provisions as to the consequences of a usurious loan. One group of statutes requires the lender to forfeit the interest due above the applicable limit or impose a specified penalty. Under this statutory scheme, the borrower may cancel the recorded mortgage or deed of trust upon paying its debt with lawful interest, and the lender may foreclose, but only for the debt plus lawful interest. A second group of statutes is more severe. A violation of this type of usury law results in the invalidation of the transaction, thereby permitting the borrower to cancel the recorded mortgage or deed of trust without any payment or prohibiting the lender from foreclosing.

Americans with Disabilities Act

Under Title III of the Americans with Disabilities Act of 1990 and related regulations (collectively, the "ADA), in order to protect individuals with disabilities, public accommodations (such as hospitality properties, restaurants, shopping centers, hospitals, schools and social service center establishments) must remove architectural and communication barriers which are structural in nature from existing places of public accommodation to the extent "readily achievable". In addition, under the ADA, alterations to a place of public accommodation or a commercial facility are to be made so that, to the maximum extent feasible, such altered portions are readily accessible to and usable by disabled individuals. The "readily achievable" standard takes into account, among other factors, the financial resources of the affected site, owner, landlord or other applicable person. In addition to imposing a possible financial burden on the borrower in its capacity as owner or landlord, the ADA may also impose such requirements on a foreclosing lender who succeeds to the interest of the borrower as owner or landlord. Furthermore, since the "readily achievable" standard may vary depending on the financial condition of the owner or landlord, a foreclosing lender who is financially more capable than the borrower of complying with the requirements of the ADA may be subject to more stringent requirements than those to which the borrower is subject.

Servicemembers Civil Relief Act

Under the terms of the Servicemembers Civil Relief Act as amended (the "Relief Act"), a borrower who enters military service after the origination of such borrower's mortgage loan (including a borrower who was in reserve status and is called to active duty after origination of the mortgage loan), upon notification by such borrower, will not be charged interest, including fees and charges, in excess of 6% *per annum* during the period of such borrower's active duty status. In addition to adjusting the interest, the lender must forgive any such interest in excess of 6% unless a court or administrative agency orders otherwise upon application of the lender. The Relief Act applies to individuals who are members of the Army, Navy, Air Force, Marines, National Guard, Reserves, Coast Guard and officers of the U.S. Public

Health Service or the National Oceanic and Atmospheric Administration assigned to duty with the military. Because the Relief Act applies to individuals who enter military service (including reservists who are called to active duty) after origination of the related mortgage loan, no information can be provided as to the number of loans with individuals as borrowers that may be affected by the Relief Act. Application of the Relief Act would adversely affect, for an indeterminate period of time, the ability of a master servicer or special servicer to collect full amounts of interest on certain of the mortgage loans. Any shortfalls in interest collections resulting from the application of the Relief Act would result in a reduction of the amounts distributable to the holders of certificates, and would not be covered by advances or, any form of credit support provided in connection with the certificates. In addition, the Relief Act imposes limitations that would impair the ability of a lender to foreclose on an affected mortgage loan during the borrower's period of active duty status, and, under certain circumstances, during an additional three-month period thereafter.

Anti-Money Laundering, Economic Sanctions and Bribery

Many jurisdictions have adopted wide-ranging anti-money laundering, economic and trade sanctions, and anti-corruption and anti-bribery laws, and regulations (collectively, the "Requirements"). Any of the depositor, the issuing entity, the underwriters or other party to the PSA could be requested or required to obtain certain assurances from prospective investors intending to purchase certificates and to retain such information or to disclose information pertaining to them to governmental, regulatory or other authorities or to financial intermediaries or engage in due diligence or take other related actions in the future. Failure to honor any request by the depositor, the issuing entity, the underwriters or other party to the PSA to provide requested information or take such other actions as may be necessary or advisable for the depositor, the issuing entity, the underwriters or other party to the PSA to comply with any Requirements, related legal process or appropriate requests (whether formal or informal) may result in, among other things, a forced sale to another investor of such investor's certificates. In addition, it is expected that each of the depositor, the issuing entity, the underwriters and the other parties to the PSA will comply with the U.S. Bank Secrecy Act, U.S. Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (also known as the "Patriot Act") and any other anti-money laundering and anti-terrorism, economic and trade sanctions, and anti-corruption or anti-bribery laws, and regulations of the United States and other countries, and will disclose any information required or requested by authorities in connection with such compliance.

Potential Forfeiture of Assets

Federal law provides that assets (including property purchased or improved with assets) derived from criminal activity or otherwise tainted, or used in the commission of certain offenses, is subject to the blocking requirements of economic sanctions laws and regulations, and can be blocked and/or seized and ordered forfeited to the United States of America. The offenses that can trigger such a blocking and/or seizure and forfeiture include, among others, violations of the Racketeer Influenced and Corrupt Organizations Act, the U.S. Bank Secrecy Act, the anti-money laundering, anti-terrorism, economic sanctions, and anti-bribery laws and regulations, including the Patriot Act and the regulations issued pursuant to that act, as well as the narcotic drug laws. In many instances, the United States may seize the property even before a conviction occurs.

In the event of a forfeiture proceeding, a lender may be able to establish its interest in the property by proving that (a) its mortgage was executed and recorded before the commission of the illegal conduct from which the assets used to purchase or improve the property were derived or before the commission of any other crime upon which the forfeiture is based, or (b) the lender, at the time of the execution of the mortgage, "did not know or was reasonably without cause to believe that the property was subject to forfeiture". However, there is no assurance that such a defense will be successful.

CERTAIN AFFILIATIONS, RELATIONSHIPS AND RELATED TRANSACTIONS INVOLVING TRANSACTION PARTIES

GACC and its affiliates are playing several roles in this transaction. Deutsche Bank Securities Inc., an underwriter, is an affiliate of Deutsche Mortgage & Asset Receiving Corporation, the depositor, and GACC, a mortgage loan seller and a sponsor.

[In addition, GACC currently holds the [_____] Pari Passu Companion Loan. However, GACC intends to sell the [_____] Pari Passu Companion Loan in connection with a future securitization. In addition, with respect to [__] mortgage loan identified as "[_____]" on Annex A, representing approximately [__]% of the Initial Pool Balance, GACC is the holder of a related mezzanine loan secured by direct or indirect equity interests in the borrower under such mortgage loan.]

[Deutsche Bank AG, Cayman Islands Branch (an affiliate of the Depositor, GACC, a Sponsor and a Mortgage Loan Seller, and Deutsche Bank Securities Inc., an Underwriter), and certain other third party lenders provide warehouse financing to [MORTGAGE LOAN SELLER OR ITS AFFILIATE] through various repurchase facilities. Some or all of [MORTGAGE LOAN SELLER OR ITS AFFILIATE]'s Mortgage Loans are (or are expected to be prior to the Closing Date) subject to those repurchase facilities. Proceeds received by [MORTGAGE LOAN SELLER OR ITS AFFILIATE] in connection with the contribution of Mortgage Loans to this securitization transaction will be applied, among other things, to reacquire the warehoused [MORTGAGE LOAN SELLER OR ITS AFFILIATE]'s Mortgage Loans and make payments to the repurchase agreement counterparties. As of [_____], for purposes of assessing the eligibility of a mortgage loan for these repurchase facilities, Deutsche Bank AG, Cayman Islands Branch may use lower valuations with respect to the related underlying mortgaged properties than the appraised values for those mortgaged properties shown in this prospectus. Deutsche Bank AG, Cayman Islands Branch is the repurchase agreement counterparty with respect to [_] of [MORTGAGE LOAN SELLER OR ITS AFFILIATE]'s Mortgage Loans, representing approximately [_]% of the Initial Outstanding Pool Balance (except that the number and dollar amount of [MORTGAGE LOAN SELLER OR ITS AFFILIATE]'s Mortgage Loans subject to that repurchase facility may increase or decrease prior to the issuance of the Certificates).] For purposes of assessing the eligibility of a mortgage loan for these repurchase facilities, Deutsche Bank AG, Cayman Islands Branch may use lower valuations with respect to the related underlying mortgaged properties than the appraised values for those mortgaged properties shown in this prospectus.

[ADD SIMILAR DISCLOSURE, IF APPLICABLE, FOR OTHER SPONSORS OR MORTGAGE LOAN SELLERS]

[The certificate administrator is also the certificate administrator, the custodian, the certificate registrar and the 17g-5 information provider under the [_____] pooling and servicing agreement with respect to the [_____] Whole Loan.]

[The master servicer is also the master servicer under the [_____] pooling and servicing agreement with respect to the [_____] Whole Loan.]

[The asset representations reviewer is also the asset representations reviewer under the [_____] pooling and servicing agreement with respect to the [_____] Whole Loan.]

[The special servicer is an affiliate of the entity that is expected to purchase the [____] certificates (and may purchase certain other classes of certificates) and to be appointed as the initial Directing Certificateholder.]

See "*Risk Factors—Risks Related to Conflicts of Interest—Potential Conflicts of Interest of the Master Servicer and the Special Servicer*", "*—Potential Conflicts of Interest of the Asset Representations Reviewer*", "*—Potential Conflicts of Interest of the Directing Certificateholder and the Companion Loan Holders*" and "*—Risks Relating to the Mortgage Loans—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases—Mortgaged Properties Leased to Borrowers or Borrower Affiliated Entities Also Have Risks*". For a description of certain other affiliations,

relationships and related transactions, to the extent known and material, among the transaction parties, see the individual descriptions of the transaction parties under "*Transaction Parties*".

PENDING LEGAL PROCEEDINGS INVOLVING TRANSACTION PARTIES

While the sponsors have been involved in, and are currently involved in, certain litigation or potential litigation, including actions relating to repurchase claims, there are no legal proceedings pending, or any proceedings known to be contemplated by any governmental authorities, against the sponsors that are material to Certificateholders.

[For a description of certain other material legal proceedings pending against the transaction parties, see the individual descriptions of the transaction parties under "*Transaction Parties*".]

USE OF PROCEEDS

Certain of the net proceeds from the sale of the Offered Certificates, together with the net proceeds from the sale of the other certificates not being offered by this prospectus, will be used by the depositor to purchase the mortgage loans from the mortgage loan sellers and to pay certain expenses in connection with the issuance of the certificates. [If applicable, disclosure of the amount of expenses payable from offering proceeds, separately identifying the type and amount of expenses paid to each of the sponsor, servicer, depositor, issuing entity, originator, underwriter or any affiliate of the foregoing will be included as required by Item 1107(j) of Regulation AB.]

YIELD AND MATURITY CONSIDERATIONS

Yield Considerations

General

The yield to maturity on the Offered Certificates will depend upon the price paid by the investors, the rate and timing of the distributions in reduction of the Certificate Balance or Notional Amount of the applicable class of Offered Certificates, the extent to which yield maintenance charges and prepayment premiums allocated to the class of Offered Certificates are collected, and the rate, timing and severity of losses on the Mortgage Loans and the extent to which such losses are allocable in reduction of the Certificate Balance or Notional Amount of the class of Offered Certificates, as well as prevailing interest rates at the time of payment or loss realization.

Rate and Timing of Principal Payments

The rate and amount of distributions in reduction of the Certificate Balance of any class of Offered Certificates that are also Principal Balance Certificates (other than Exchangeable Certificates) or Trust Components (and, therefore, the related Exchangeable Certificates)) or the Trust Components (and, therefore, the related Exchangeable Certificates and the yield to maturity of any class of Offered Certificates will be directly related to the rate of payments of principal (both scheduled and unscheduled) on the Mortgage Loans, as well as borrower defaults and the severity of losses occurring upon a default and the resulting rate and timing of collections made in connection with liquidations of Mortgage Loans due to these defaults. Principal payments on the Mortgage Loans will be affected by their amortization schedules, lockout periods, defeasance provisions, provisions relating to the release and/or application of earnout reserves, provisions requiring prepayments in connection with the release of real property collateral, requirements to pay yield maintenance charges or prepayment premiums in connection with principal payments, the dates on which balloon payments are due, incentives for a borrower to repay an ARD Loan by the related Anticipated Repayment Date, property release provisions, provisions relating to the application or release of earnout reserves, and any extensions of maturity dates by the master servicer or the special servicer. While voluntary prepayments of some Mortgage Loans are generally prohibited during applicable prepayment lockout periods, effective prepayments may occur if a sufficiently

significant portion of a mortgaged property is lost due to casualty or condemnation. In addition, such distributions in reduction of Certificate Balances of the respective classes of Offered Certificates that are also Principal Balance Certificates (other than Exchangeable Certificates) or Trust Components (and, therefore, the related Exchangeable Certificates) may result from repurchases of, or substitutions for, Mortgage Loans made by the sponsors due to missing or defective documentation or breaches of representations and warranties with respect to the Mortgage Loans as described under "*Description of the Mortgage Loan Purchase Agreements*", purchases of the Mortgage Loans in the manner described under "*Pooling and Servicing Agreement—Termination; Retirement of Certificates*", and the exercise of purchase options by the holder of companion loan, a mezzanine loan, if any, or the holder of the [LOAN SPECIFIC CLASS] certificates. See "*Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan[—Purchase Option]*". To the extent a Mortgage Loan requires payment of a yield maintenance charge or prepayment premium in connection with a voluntary prepayment, any such yield maintenance charge or prepayment premium generally is not due in connection with a prepayment due to casualty or condemnation, is not included in the purchase price of a Mortgage Loan purchased or repurchased due to a breach of a representation or warranty or otherwise, and may not be enforceable or collectible upon a default.

Because the certificates with Notional Amounts are not entitled to distributions of principal, the yield on such certificates will be extremely sensitive to prepayments received in respect of the Mortgage Loans to the extent distributed to reduce the related Notional Amount of the applicable class of certificates. In addition, although the borrower under an ARD Loan may have certain incentives to prepay such ARD Loan on its Anticipated Repayment Date, we cannot assure you that the borrower will be able to prepay such ARD Loan on its related Anticipated Repayment Date. The failure of the borrower to prepay an ARD Loan on its Anticipated Repayment Date will not be an event of default under the terms of such ARD Loan, and pursuant to the terms of the PSA, neither the master servicer nor the special servicer will be permitted to take any enforcement action with respect to the borrower's failure to pay Excess Interest until the scheduled maturity of such ARD Loan; *provided* that the master servicer or the special servicer, as the case may be, may take action to enforce the issuing entity's right to apply excess cash flow to principal in accordance with the terms of the respective ARD Loan documents. [With respect to the Class A-SB certificates, the extent to which the planned balances are achieved and the sensitivity of the Class A-SB certificates to principal prepayments of the Mortgage Loans will depend in part on the period of time during which the Class [__], Class [__], Class [__], Class [__], Class [__] and Class [__] certificates remain outstanding. As such, the Class A-SB certificates will become more sensitive to the rate of prepayments on the mortgage loans than they were when the Class [__], Class [__], Class [__], Class [__], Class [__] and Class [__] certificates were outstanding.]

The extent to which the yield to maturity of any class of Offered Certificates may vary from the anticipated yield will depend upon the degree to which the certificates are purchased at a discount or premium and when, and to what degree, payments of principal on the Mortgage Loans are in turn distributed on the certificates or, in the case of the [INTEREST ONLY CLASSES] certificates with a Notional Amount, applied to reduce their Notional Amounts. An investor should consider, in the case of any certificate (other than a certificate with a Notional Amount) purchased at a discount, the risk that a slower than anticipated rate of principal payments on the Mortgage Loans could result in an actual yield to such investor that is lower than the anticipated yield and, in the case of any certificate purchased at a premium (including certificates with Notional Amounts), the risk that a faster than anticipated rate of principal payments could result in an actual yield to such investor that is lower than the anticipated yield. In general, the earlier a payment of principal on the Mortgage Loans is distributed or otherwise results in reduction of the Certificate Balance of a certificate purchased at a discount or premium, the greater will be the effect on an investor's yield to maturity. As a result, the effect on an investor's yield of principal payments distributed on an investor's certificates occurring at a rate higher (or lower) than the rate anticipated by the investor during any particular period would not be fully offset by a subsequent like reduction (or increase) in the rate of principal payments.

The yield on each of the classes of certificates that have a Pass-Through Rate equal to, limited by, or based on, the WAC Rate could (or in the case of any class of certificates with a Pass-Through Rate equal to, or based on, the WAC Rate, would) be adversely affected if Mortgage Loans with higher Mortgage

Rates prepay faster than Mortgage Loans with lower Mortgage Rates. The Pass-Through Rates on these classes of certificates may be adversely affected by a decrease in the WAC Rate even if principal prepayments do not occur.

Losses and Shortfalls

The Certificate Balance or Notional Amount of any class of Offered Certificates may be reduced without distributions of principal as a result of the occurrence and allocation of Realized Losses, reducing the maximum amount distributable in respect of principal on the Offered Certificates that are Principal Balance Certificates as well as the amount of interest that would have otherwise been payable on the Offered Certificates in the absence of such reduction. In general, a Realized Loss occurs when the principal balance of a Mortgage Loan is reduced without an equal distribution to applicable Certificateholders in reduction of the Certificate Balances of the certificates and the Trust Components (and, therefore, the Exchangeable Certificates). Realized Losses may occur in connection with a default on a Mortgage Loan, acceptance of a discounted pay-off, the liquidation of the related Mortgaged Properties, a reduction in the principal balance of a Mortgage Loan by a bankruptcy court or pursuant to a modification, a recovery by the master servicer or trustee of a Nonrecoverable Advance on a Distribution Date or the incurrence of certain unanticipated or default-related costs and expenses (such as interest on Advances, Workout Fees, Liquidation Fees and Special Servicing Fees). Any reduction of the Certificate Balances of the classes of certificates and the Trust Components indicated in the table below as a result of the application of Realized Losses will also reduce the Notional Amount of the related certificates.

Interest-Only Class of Certificates	Class Notional Amount	Underlying Class or Trust Components

Certificateholders are not entitled to receive distributions of Periodic Payments when due except to the extent they are either covered by a P&I Advance or actually received. Consequently, any defaulted Periodic Payment for which no such P&I Advance is made will tend to extend the weighted average lives of the Offered Certificates, whether or not a permitted extension of the due date of the related Mortgage Loan has been completed.

Losses and shortfalls on any AB Whole Loan and Prepayment Interest Shortfalls for each Distribution Date with respect to an AB Whole Loan will generally be allocated *first* to the related Subordinate Companion Loan (and, in the case of the Trust Subordinate Companion Loan, correspondingly, the [LOAN-SPECIFIC CLASS] certificates to the extent not covered by the master servicer's Compensating Interest Payment for such Distribution Date in the case of any Prepayment Interest Shortfall) and *then* to the related Mortgage Loan (and correspondingly to the Pooled Certificates to the extent not covered by the master servicer's Compensating Interest Payment for such Distribution Date in the case of any Prepayment Interest Shortfall).

Certain Relevant Factors Affecting Loan Payments and Defaults

The rate and timing of principal payments and defaults and the severity of losses on the Mortgage Loans may be affected by a number of factors, including, without limitation, the availability of credit for commercial or multifamily real estate, prevailing interest rates, the terms of the Mortgage Loans (for example, due-on-sale clauses, lockout periods or yield maintenance charges, release of property provisions, amortization terms that require balloon payments and incentives for a borrower to repay its mortgage loan by an anticipated repayment date), the demographics and relative economic vitality of the areas in which the Mortgaged Properties are located and the general supply and demand for rental properties in those areas, the quality of management of the Mortgaged Properties, the servicing of the Mortgage Loans, possible changes in tax laws and other opportunities for investment. See "*Risk Factors*" and "*Description of the Mortgage Pool*".

The rate of prepayment on the pool of Mortgage Loans is likely to be affected by prevailing market interest rates for Mortgage Loans of a comparable type, term and risk level as the Mortgage Loans. When the prevailing market interest rate is below a mortgage interest rate, a borrower may have an increased incentive to refinance its Mortgage Loan. [Even in the case of floating rate Mortgage Loans, as prevailing market interest rates decline, and without regard to whether the mortgage interest rates on the floating rate Mortgage Loans decline in a manner consistent with market interest rates, the related borrowers may have an increased incentive to refinance for purposes of either (1) converting to a fixed rate loan and thereby "locking in" that rate or (2) taking advantage of a different index, margin or rate cap or floor on another floating rate Mortgage Loan.] Although the Mortgage Loans contain provisions designed to mitigate the likelihood of an early loan repayment, we cannot assure you that the related borrowers will refrain from prepaying their Mortgage Loans due to the existence of these provisions, or that involuntary prepayments will not occur. See "*Description of the Mortgage Pool—Certain Terms of the Mortgage Loans*".

With respect to certain Mortgage Loans, the related Mortgage Loan documents allow for the sale of individual properties and the severance of the related debt and the assumption by the transferee of such portion of the Mortgage Loan as-is allocable to the individual property acquired by that transferee, subject to the satisfaction of certain conditions. In addition, with respect to certain Mortgage Loans, the related Mortgage Loan documents allow for partial releases of individual Mortgaged Properties during a lockout period or during such time as a yield maintenance charge would otherwise be payable, which could result in a prepayment of a portion of the initial principal balance of the related Mortgage Loan without payment of a yield maintenance charge or prepayment premium. Additionally, in the case of a partial release of an individual Mortgaged Property, the related release amount in many cases is greater than the Allocated Loan Amount for the Mortgaged Property being released, which would result in a greater than proportionate paydown of the Mortgage Loan. See "*Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Partial Releases*".

Depending on prevailing market interest rates, the outlook for market interest rates and economic conditions generally, some borrowers may sell Mortgaged Properties in order to realize their equity in the Mortgaged Property, to meet cash flow needs or to make other investments. In addition, some borrowers may be motivated by federal and state tax laws (which are subject to change) to sell Mortgaged Properties prior to the exhaustion of tax depreciation benefits.

We make no representation as to the particular factors that will affect the rate and timing of prepayments and defaults on the Mortgage Loans, as to the relative importance of those factors, as to the percentage of the principal balance of the Mortgage Loans that will be prepaid or as to which a default will have occurred as of any date or as to the overall rate of prepayment or default on the Mortgage Loans.

Delay in Payment of Distributions

Because each monthly distribution is made on each Distribution Date, which is at least [__] days after the end of the related Interest Accrual Period for the certificates, the effective yield to the holders of such certificates will be lower than the yield that would otherwise be produced by the applicable Pass-Through Rates and purchase prices (assuming the prices did not account for the delay).

Yield on the Certificates with Notional Amounts

The yield to maturity of the certificates with Notional Amounts will be highly sensitive to the rate and timing of reductions made to the Certificate Balances of the classes of certificates indicated in the table below and the related Trust Component, including by reason of prepayments and principal losses on the Mortgage Loans and other factors described above. The yield to maturity of the certificates with Notional Amounts will be highly sensitive to the rate and timing of reductions made to the Certificate Balances of the related certificates indicated in the table below and the related Trust Component, including by reason of prepayments and principal losses on the Mortgage Loans and other factors described above.

Interest-Only Class of Certificates	Class Notional Amount	Underlying Class or Trust Components

Any optional termination by the holders of the Controlling Class, the special servicer, the master servicer or the holders of the Class R certificates would result in prepayment in full of the Offered Certificates and would have an adverse effect on the yield of a class of the certificates with Notional Amounts because a termination would have an effect similar to a principal prepayment in full of the Mortgage Loans and, as a result, investors in these certificates and any other Offered Certificates purchased at premium might not fully recoup their initial investment. See "*Pooling and Servicing Agreement—Termination; Retirement of Certificates*".

Investors in the certificates with Notional Amounts should fully consider the associated risks, including the risk that an extremely rapid rate of prepayment or other liquidation of the Mortgage Loans could result in the failure of such investors to recoup fully their initial investments.

Weighted Average Life

The weighted average life of a Regular Certificate and the Class [PEZ] certificates refers to the average amount of time that will elapse from the date of its issuance until each dollar allocable to principal of the certificate is distributed to the related investor. The weighted average life of a Regular Certificate and the Class [PEZ] certificates will be influenced by, among other things, the rate at which principal on the mortgage loans is paid or otherwise received, which may be in the form of scheduled amortization, voluntary prepayments, Insurance and Condemnation Proceeds and Liquidation Proceeds. Distributions among the various classes of certificates will be made as set forth under "*Description of the Certificates—Distributions—Priority of Distributions*".

Prepayments on Mortgage Loans may be measured by a prepayment standard or model. The "Constant Prepayment Rate" or "CPR" model represents an assumed constant annual rate of prepayment each month, expressed as a *per annum* percentage of the then-scheduled principal balance of the pool of Mortgage Loans (or, with respect to an AB Whole Loan, the related Mortgage Loan). The "CPY" model represents an assumed CPR prepayment rate after any applicable lockout period, any applicable period in which defeasance is permitted and any applicable yield maintenance period. The model used in this prospectus is the CPY model. As used in each of the following tables, the column headed "0% CPY" assumes that none of the Mortgage Loans is prepaid before its maturity date or Anticipated Repayment Date, as the case may be. The columns headed ["25% CPY", "50% CPY", "75% CPY"] and "100% CPY" assume that prepayments on the Mortgage Loans are made (or, with respect to an AB Whole Loan, principal is allocated to the related Mortgage Loan) at those levels of CPR following the expiration of any applicable lockout period, any applicable period in which defeasance is permitted and any applicable yield maintenance period (except as described below). We cannot assure you, however, that prepayments of the Mortgage Loans (or, with respect to an AB Whole Loan, the related Mortgage Loan) will conform to any level of CPY, and we make no representation that the Mortgage Loans will prepay at the levels of CPY shown or at any other prepayment rate.

The following tables indicate the percentage of the initial Certificate Balance of each class of the Offered Certificates that would be outstanding after each of the dates shown at various CPYs and the corresponding weighted average life of each class of Offered Certificates. The tables have been prepared on the basis of the following assumptions (the "Modeling Assumptions"), among others:

- scheduled Periodic Payments including payments due at maturity or anticipated repayment date of principal and/or interest on the Mortgage Loans will be received on a timely basis and will be distributed on the [__] day of the related month, beginning in [_____];

- the Mortgage Rate in effect for each Mortgage Loan as of the Cut-off Date will remain in effect to the related maturity date or Anticipated Repayment Date, as the case may be, and will be adjusted as required pursuant to the definition of Mortgage Rate;

- the Mortgage Loan sellers will not be required to repurchase any Mortgage Loan, and none of the holders of the Controlling Class (or any other Certificateholder), the special servicer, the master servicer or the holders of the Class R certificates will exercise its option to purchase all the Mortgage Loans and thereby cause an early termination of the issuing entity and no holder of any [LOAN-SPECIFIC CLASS] certificates, subordinate companion loan, mezzanine debt or other indebtedness will exercise its option to purchase the related Mortgage Loan;

- any principal prepayments on the Mortgage Loans will be received on their respective Due Dates after the expiration of any applicable lockout period, any applicable period in which defeasance is permitted, and any applicable yield maintenance period, in each case, at the respective levels of CPY set forth in the tables (without regard to any limitations in such Mortgage Loans on partial voluntary principal prepayment);

- no Prepayment Interest Shortfalls are incurred and no prepayment premiums or yield maintenance charges are collected;

- the Closing Date occurs on [_____];

- each ARD Loan prepays in full on the related Anticipated Repayment Date;

- the Pass-Through Rates, initial Certificate Balances and initial Notional Amount of the respective classes of Offered Certificates are as described in this prospectus;

- the Administrative Cost Rate is calculated on the Stated Principal Balance of the Mortgage Loans and in the same manner as interest is calculated on the Mortgage Loans;

- no reserves, earnouts, holdbacks, insurance proceeds or condemnation proceeds are applied to prepay any related Mortgage Loan in whole or in part;

- no additional trust fund expenses are incurred;

- no property releases (or related re-amortizations) occur;

- the optional termination is not exercised;

- the Certificate Balance of the Class [PEZ] certificates at all times equals the aggregate of the Certificate Balances of the Exchangeable Certificates; and

- there are no modifications or maturity date extensions in respect of the Mortgage Loans.

To the extent that the Mortgage Loans have characteristics that differ from those assumed in preparing the tables set forth below, a class of Offered Certificates may mature earlier or later than indicated by the tables. The tables set forth below are for illustrative purposes only and it is highly unlikely that the Mortgage Loans will actually prepay at any constant rate until maturity or that all the Mortgage Loans will prepay at the same rate. In addition, variations in the actual prepayment experience and the balance of the Mortgage Loans that prepay may increase or decrease the percentages of initial Certificate Balances (and weighted average lives) shown in the following tables. These variations may occur even if the average prepayment experience of the Mortgage Loans were to equal any of the specified CPY percentages. Investors should not rely on the prepayment assumptions set forth in this prospectus and are urged to conduct their own analyses of the rates at which the Mortgage Loans may be expected to prepay, based on their own assumptions. Based on the foregoing assumptions, the following tables indicate the resulting weighted average lives of each class of Offered Certificates and set forth the

percentage of the initial Certificate Balance of the class of the certificate that would be outstanding after each of the dates shown at the indicated CPYs.

Percent of the Initial Certificate Balance
of the Class [___] Certificates at the Respective CPYs
Set Forth Below:

Distribution Date	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY
Initial Percentage..	100%	100%	100%	100%	100%

Weighted Average Life (years)[1]...........................

---

[1] The weighted average life of the Class [__] certificates is determined by (a) multiplying the amount of each principal distribution on it by the number of years from the date of issuance of the Class [__] certificates to the related Distribution Date, (b) summing the results and (c) dividing the sum by the aggregate amount of the reductions in the principal balance of the Class [__] certificates.

Percent of the Initial Certificate Balance
of the Class [__] Certificates at the Respective CPYs
Set Forth Below:

Distribution Date	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY
Initial Percentage	100%	100%	100%	100%	100%

Weighted Average Life (years)[1].......................

---

[1] The weighted average life of the Class [___] certificates is determined by (a) multiplying the amount of each principal distribution on it by the number of years from the date of issuance of the Class [___] certificates to the related Distribution Date, (b) summing the results and (c) dividing the sum by the aggregate amount of the reductions in the principal balance of the Class [___] certificates.

Percent of the Initial Certificate Balance
of the Class [PEZ] Certificates at the Respective CPYs
Set Forth Below:

Distribution Date	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY
Initial Percentage...	100%	100%	100%	100%	100%

Weighted Average Life (years)[1].............................

---

[1] The weighted average life of the Class [__] certificates is determined by (a) multiplying the amount of each principal distribution on it by the number of years from the date of issuance of the Class [__] certificates to the related Distribution Date,

(b) summing the results and (c) dividing the sum by the aggregate amount of the reductions in the principal balance of the Class [__] certificates.

Pre-Tax Yield to Maturity Tables

The following tables indicate the approximate pre-tax yield to maturity on a corporate bond equivalent basis on the Offered Certificates for the specified CPYs based on the assumptions set forth under "— *Weighted Average Life*" above. It was further assumed that the purchase price of the Offered Certificates is as specified in the tables below, expressed as a percentage of the initial Certificate Balance or Notional Amount, as applicable, plus accrued interest from [_____] to the Closing Date.

The yields set forth in the following tables were calculated by determining the monthly discount rates that, when applied to the assumed streams of cash flows to be paid on the applicable class of Offered Certificates, would cause the discounted present value of such assumed stream of cash flows to equal the assumed purchase price of such class, and by converting such monthly rates to semi-annual corporate bond equivalent rates. Such calculations do not take into account shortfalls in collection of interest due to prepayments (or other liquidations) of the Mortgage Loans or the interest rates at which investors may be able to reinvest funds received by them as distributions on the applicable class of certificates (and, accordingly, do not purport to reflect the return on any investment in the applicable class of Offered Certificates when such reinvestment rates are considered).

The characteristics of the Mortgage Loans may differ from those assumed in preparing the tables below. In addition, we cannot assure you that the Mortgage Loans will prepay in accordance with the above assumptions (or, with respect to an AB Whole Loan, amounts will be allocated to the related Mortgage Loan in accordance with the above assumptions) at any of the rates shown in the tables or at any other particular rate, that the cash flows on the applicable class of Offered Certificates will correspond to the cash flows shown in this prospectus or that the aggregate purchase price of such class of Offered Certificates will be as assumed. In addition, it is unlikely that the Mortgage Loans will prepay in accordance with the above assumptions at any of the specified CPYs until maturity or that all the Mortgage Loans will so prepay at the same rate. Timing of changes in the rate of prepayments may significantly affect the actual yield to maturity to investors, even if the average rate of principal prepayments is consistent with the expectations of investors. Investors must make their own decisions as to the appropriate prepayment assumption to be used in deciding whether to purchase any class of Offered Certificates.

For purposes of this prospectus, prepayment assumptions with respect to the Mortgage Loans are presented in terms of the CPY model described under "—*Weighted Average Life*" above.

Pre-Tax Yield to Maturity for the Class [__] Certificates

Assumed Purchase Price (% of Initial Certificate Balance of Class [__] certificates)	Prepayment Assumption (CPY)				
	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY

Pre-Tax Yield to Maturity for the Class [__] Certificates

Assumed Purchase Price (% of Initial Certificate Balance of Class [__] certificates)	Prepayment Assumption (CPY)				
	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY

Pre-Tax Yield to Maturity for the [INTEREST ONLY CLASS] Certificates

Assumed Purchase Price (% of Initial Notional Amount of [INTEREST ONLY CLASS] certificates)	Prepayment Assumption (CPY)				
	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY

Pre-Tax Yield to Maturity for the [INTEREST ONLY CLASS] Certificates

Assumed Purchase Price (% of Initial Notional Amount of [INTEREST ONLY CLASS] certificates)	Prepayment Assumption (CPY)				
	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY

Pre-Tax Yield to Maturity for the Class [PEZ] Certificates

Assumed Purchase Price (% of Initial Certificate Balance of Class [PEZ] certificates)	Prepayment Assumption (CPY)				
	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a general discussion of the anticipated material federal income tax consequences of the purchase, ownership and disposition of the certificates. The discussion below does not purport to address all federal income tax consequences that may be applicable to particular categories of investors (such as banks, insurance companies, securities dealers, foreign persons, investors whose functional currency is not the U.S. dollar, and investors that hold the certificates as part of a "straddle" or "conversion transaction"), some of which may be subject to special rules. The authorities on which this discussion is based are subject to change or differing interpretations, and any such change or interpretation could apply retroactively. This discussion reflects the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), as well as regulations (the "REMIC Regulations") promulgated by the U.S. Department of the Treasury and the IRS. Investors are encouraged to consult their tax advisors in determining the federal, state, local or any other tax consequences to them of the purchase, ownership and disposition of the certificates.

One or more separate real estate mortgage investment conduit ("REMIC") elections will be made with respect to designated portions of the issuing entity (the "Subordinate Companion Loan REMIC", the "Lower-Tier REMIC" (and, together with the Subordinate Companion Loan REMIC, the "Lower-Tier REMICs") and the "Upper-Tier REMIC", and, together, the "Trust REMICs"). The Lower-Tier REMICs will hold the Mortgage Loans [[FOR ARD LOANS] (excluding Excess Interest)] and certain other assets and will issue (i) one or more classes of regular interests (the "Lower-Tier Regular Interests") to another Lower-Tier REMIC or to the Upper-Tier REMIC and (ii) an uncertificated interest represented by the Class R certificates as the sole class of "residual interests" in each Lower-Tier REMIC.

The Upper-Tier REMIC will hold the Lower-Tier Regular Interests and will issue (i) the [SPECIFY CLASSES certificates] [[FOR EXCHANGEABLE CERTIFICATES] and each Trust Component], each representing a regular interest in the Upper-Tier REMIC (the "Regular Interests") and (ii) an uncertificated interest represented by the Class R certificates as the sole class of "residual interest" in the Upper-Tier REMIC. [INSERT DISCLOSURES REGARDING UPPER-TIER REGULAR INTEREST FOR FLOATING RATE SWAP, IF APPLICABLE.]

Qualification as a REMIC requires ongoing compliance with certain conditions. Assuming (i) the making of appropriate elections, (ii) compliance with the PSA [and any other governing documents], and (iii) compliance with any changes in the law, including any amendments to the Code or applicable Treasury regulations thereunder, in the opinion of [__], special tax counsel to the depositor, (a) each Trust REMIC will qualify as a REMIC on the Closing Date and thereafter, (b) each of the Lower-Tier Regular Interests will constitute a "regular interest" in the related Lower-Tier REMIC, (c) each of the Regular Interests will constitute a "regular interest" in the Upper-Tier REMIC and (d) the Class R certificates will evidence the sole class of "residual interests" in each Trust REMIC.

[In addition, in the opinion of [__], special tax counsel to the depositor, (i) [[FOR ARD LOANS] Excess Interest and the related distribution account] [[FOR EXCHANGEABLE CERTIFICATES] the Trust Components and the related distribution account] will be treated as a grantor trust (the "Grantor Trust") for federal income tax purposes under subpart E, part I of subchapter J of the Code, and (ii)[FOR ARD LOANS] the [ARD CLASS] certificates will represent undivided beneficial interests in the Excess Interest and the related distribution account] [[FOR EXCHANGEABLE CERTIFICATES] each class of Exchangeable Certificates will represent undivided beneficial interests in their respective Percentage Interests of the related Trust Component or Trust Components and related amounts in the related distribution account.].] [INSERT DISCLOSURES REGARDING UPPER-TIER REGULAR INTEREST FOR FLOATING RATE SWAP TO BE INSERTED, IF APPLICABLE.]

Qualification as a REMIC

In order for each Trust REMIC to qualify as a REMIC, there must be ongoing compliance on the part of such Trust REMIC with the requirements set forth in the Code. Each Trust REMIC must fulfill an asset

test, which requires that no more than a *de minimis* portion of the assets of such Trust REMIC, as of the close of the third calendar month beginning after the Closing Date (which for purposes of this discussion is the date of the issuance of the Regular Interests, the "Startup Day") and at all times thereafter, may consist of assets other than "qualified mortgages" and "permitted investments". The REMIC Regulations provide a safe harbor pursuant to which the *de minimis* requirements will be met if at all times the aggregate adjusted basis of the nonqualified assets is less than 1% of the aggregate adjusted basis of all such Trust REMIC's assets. Each Trust REMIC also must provide "reasonable arrangements" to prevent its residual interest from being held by "disqualified organizations" or their agents and must furnish applicable tax information to transferors or agents that violate this restriction. The PSA will provide that no legal or beneficial interest in the Class R certificates may be transferred or registered unless certain conditions, designed to prevent violation of this restriction, are met. Consequently, it is expected that each Trust REMIC will qualify as a REMIC at all times that any of the Regular Interests are outstanding.

A qualified mortgage is any obligation that is principally secured by an interest in real property and that is either transferred to a REMIC on the Startup Day or is purchased by a REMIC within a three month period thereafter pursuant to a fixed price contract in effect on the Startup Day. Qualified mortgages include (i) whole mortgage loans such as the Mortgage Loans; *provided* that, in general, (a) the fair market value of the real property security (including buildings and structural components of the real property security) is at least 80% of the aggregate principal balance of such Mortgage Loan either at origination or as of the Startup Day (a loan-to-value ratio of not more than 125% with respect to the real property security) or (b) substantially all the proceeds of the Mortgage Loan or the underlying mortgages were used to acquire, improve or protect an interest in real property that, at the date of origination, was the only security for the Mortgage Loan, and (ii) regular interests in another REMIC, such as the Lower-Tier Regular Interests that will be held by another Lower-Tier REMIC or the Upper-Tier REMIC, as applicable. If a Mortgage Loan was not in fact principally secured by real property or is otherwise not a qualified mortgage, it must be disposed of within 90 days of discovery of such defect, or otherwise ceases to be a qualified mortgage after such 90-day period.

Permitted investments include "cash flow investments", "qualified reserve assets" and "foreclosure property". A cash flow investment is an investment, earning a return in the nature of interest, of amounts received on or with respect to qualified mortgages for a temporary period, not exceeding 13 months, until the next scheduled distribution to holders of interests in the Trust REMICs. A qualified reserve asset is any intangible property held for investment that is part of any reasonably required reserve maintained by the REMIC to provide for payments of expenses of the REMIC or amounts due on the regular or residual interests in the event of defaults (including delinquencies) on the qualified mortgages, lower than expected reinvestment returns, Prepayment Interest Shortfalls and certain other contingencies. [The Trust REMICs will not hold any qualified reserve assets.] Foreclosure property is real property acquired by a REMIC in connection with the default or imminent default of a qualified mortgage and maintained by the REMIC in compliance with applicable rules and personal property that is incidental to such real property; *provided* that the mortgage loan sellers had no knowledge or reason to know, as of the Startup Day, that such a default had occurred or would occur. Foreclosure property may generally not be held after the close of the third calendar year beginning after the date the issuing entity acquires such property, with one extension that may be granted by the IRS.

A mortgage loan held by a REMIC will fail to be a qualified mortgage if it is "significantly modified" unless default is "reasonably foreseeable" or where the servicer believes there is a "significant risk of default" upon maturity of the mortgage loan or at an earlier date, and that by making such modification the risk of default is substantially reduced. A mortgage loan held by a REMIC will not be considered to have been "significantly modified" following the release of the lien on a portion of the real property collateral if (a) the release is pursuant to a defeasance permitted under the mortgage loan documents that occurs more than two years after the startup day of the REMIC or (b) following the release the loan-to-value ratio for the mortgage loan is not more than 125% with respect to the real property security. Furthermore, if the release is not pursuant to a defeasance and following the release the loan-to-value ratio for the mortgage loan is greater than 125%, the mortgage loan will continue to be a qualified mortgage if the release is part of a "qualified paydown transaction" in accordance with Revenue Procedure 2010-30.

In addition to the foregoing requirements, the various interests in a REMIC also must meet certain requirements. All of the interests in a REMIC must be either of the following: (i) one or more classes of regular interests or (ii) a single class of residual interests on which distributions, if any, are made *pro rata*. A regular interest is an interest in a REMIC that is issued on the Startup Day with fixed terms, is designated as a regular interest, and unconditionally entitles the holder to receive a specified principal amount (or other similar amount), and provides that interest payments (or other similar amounts), if any, at or before maturity either are payable based on a fixed rate or a qualified variable rate, or consist of a specified, nonvarying portion of the interest payments on the qualified mortgages. The rate on the specified portion may be a fixed rate, a variable rate, or the difference between one fixed or qualified variable rate and another fixed or qualified variable rate. The specified principal amount of a regular interest that provides for interest payments consisting of a specified, nonvarying portion of interest payments on qualified mortgages may be zero. An interest in a REMIC may be treated as a regular interest even if payments of principal with respect to such interest are subordinated to payments on other regular interests or the residual interest in the REMIC, and are dependent on the absence of defaults or delinquencies on qualified mortgages or permitted investments, lower than reasonably expected returns on permitted investments, expenses incurred by REMIC or Prepayment Interest Shortfalls. A residual interest is an interest in a REMIC other than a regular interest that is issued on the Startup Day that is designated as a residual interest. Accordingly, each of the Lower-Tier Regular Interests will constitute a class of regular interests in the related Lower-Tier REMIC, each class of the Regular Interests will constitute a class of regular interests in the Upper-Tier REMIC, and the Class R certificates will represent the sole class of residual interest in each Trust REMIC.

If an entity fails to comply with one or more of the ongoing requirements of the Code for status as a REMIC during any taxable year, the Code provides that the entity or applicable portion of it will not be treated as a REMIC for such year and thereafter. In this event, any entity with debt obligations with two or more maturities, such as the Trust REMICs, may be treated as a separate association taxable as a corporation under Treasury regulations, and the certificates may be treated as equity interests in that association. The Code, however, authorizes the Treasury Department to issue regulations that address situations where failure to meet one or more of the requirements for REMIC status occurs inadvertently and in good faith. Investors should be aware, however, that the Conference Committee Report to the Tax Reform Act of 1986 (the "1986 Act") indicates that the relief may be accompanied by sanctions, such as the imposition of a corporate tax on all or a portion of a REMIC's income for the period of time in which the requirements for REMIC status are not satisfied.

Status of Certificates

Certificates held by a real estate investment trust will constitute "real estate assets" within the meaning of Code Section 856(c)(5)(B), and interest (including original issue discount) on the Regular Interests and income on the Class R certificates will be considered "interest on obligations secured by mortgages on real property or on interests in real property" within the meaning of Code Section 856(c)(3)(B) in the same proportion that, for both purposes, the assets of the issuing entity would be so treated. If at all times 95% or more of the assets of the issuing entity qualify for each of the foregoing treatments, the Regular Interests will qualify for the corresponding status in their entirety. For purposes of Code Section 856(c)(5)(B), payments of principal and interest on the Mortgage Loans that are reinvested pending distribution to holders of Regular Interests qualify for such treatment. For the purposes of the foregoing determinations, the Trust REMICs will be treated as a single REMIC. Certificates held by a domestic building and loan association will be treated as "loans . . . secured by an interest in real property which is . . . residential real property" within the meaning of Code Section 7701(a)(19)(C)(v) or as other assets described in Code Section 7701(a)(19)(C) only to the extent the Mortgage Loans are secured by residential real property. As of the Cut-off Date, [__] of the Mortgaged Properties securing [__] Mortgage Loans representing [__]% of the Initial Pool Balance, are multifamily properties. Holders of Regular Interests should consult their tax advisors whether the foregoing percentage or some other percentage applies to their Regular Interests. In addition, Mortgage Loans that have been defeased with government securities will not qualify for such treatment. Regular Interests will be "qualified mortgages" within the meaning of Code Section 860G(a)(3) for another REMIC. Moreover, Regular Interests held by certain

financial institutions will constitute an "evidence of indebtedness" within the meaning of Code Section 582(c)(1).

Taxation of Regular Interests

General

Each class of Regular Interests (whether held directly or indirectly) represents one or more regular interests in the Upper-Tier REMIC. In general, interest, original issue discount and market discount on a Regular Interest will be treated as ordinary income to the holder of a Regular Interest (a "Regular Interestholder"), and principal payments on a Regular Interest will be treated as a return of capital to the extent of the Regular Interestholder's basis in the Regular Interest. The Regular Interests will represent newly originated debt instruments for federal income tax purposes. Regular Interestholders must use the accrual method of accounting with regard to the Regular Interests, regardless of the method of accounting otherwise used by such Regular Interestholders.

Original Issue Discount

Holders of Regular Interests issued with original issue discount generally must include original issue discount in ordinary income for federal income tax purposes as it accrues in accordance with the constant yield method, which takes into account the compounding of interest, in advance of receipt of the cash attributable to such income. The following discussion is based in part on temporary and final Treasury regulations (the "OID Regulations") under Code Sections 1271 through 1273 and 1275 and in part on the provisions of the 1986 Act. Regular Interestholders should be aware, however, that the OID Regulations do not adequately address certain issues relevant to prepayable securities, such as the Regular Interests. To the extent such issues are not addressed in the OID Regulations, the certificate administrator will apply the methodology described in the Conference Committee Report to the 1986 Act. No assurance can be *provided* that the IRS will not take a different position as to those matters not currently addressed by the OID Regulations. Moreover, the OID Regulations include an anti-abuse rule allowing the IRS to apply or depart from the OID Regulations if necessary or appropriate to ensure a reasonable tax result in light of the applicable statutory provisions. A tax result will not be considered unreasonable under the anti-abuse rule, however, in the absence of a substantial effect on the present value of a taxpayer's tax liability. Investors are advised to consult their own tax advisors as to the discussion in this prospectus and the appropriate method for reporting interest and original issue discount with respect to the Regular Interests.

Each Regular Interest [, except to the extent described below with respect to a Regular Interest on which principal is distributed by random lot ("Random Lot Certificates"),] will be treated as an installment obligation for purposes of determining the original issue discount includible in a Regular Interestholder's income. The total amount of original issue discount on a Regular Interest is the excess of the "stated redemption price at maturity of the Regular Interest over its "issue price". The issue price of a class of Regular Interests is the first price at which a substantial amount of Regular Interests of such class is sold to investors (excluding bond houses, brokers and underwriters) [[FOR FLOATING RATE SWAP AGREEMENTS], as adjusted, in the case of the [FLOATING RATE CLASS] certificates, for any Swap Premium paid or received as described under "—*Taxation of the Swap Agreement*" below]. Although unclear under the OID Regulations, the certificate administrator will treat the issue price of Regular Interests for which there is no substantial sale as of the issue date as the fair market value of such Regular Interests as of the issue date. The issue price of the Regular Interests also includes the amount paid by an initial Regular Interestholder for accrued interest that relates to a period prior to the issue date of such class of Regular Interests. The stated redemption price at maturity of a Regular Interest is the sum of all payments provided by the debt instrument other than any qualified stated interest payments. Under the OID Regulations, qualified stated interest generally means interest payable at a single fixed rate or a qualified variable rate; *provided* that such interest payments are unconditionally payable at intervals of one year or less during the entire term of the obligation. Because there is no penalty or default remedy in the case of nonpayment of interest with respect to a Regular Interest, it is possible that no interest on any class of Regular Interests will be treated as qualified stated interest. However, because the Mortgage Loans provide for remedies in the event of default, the certificate administrator will treat all

payments of stated interest on the Regular Interests (other than the [INTEREST ONLY CLASS] Certificates) as qualified stated interest (other than accrued interest distributed on the first Distribution Date for the number of days that exceed the interval between the Closing Date and the first Distribution Date). [Based upon the anticipated issue price of each such class and a stated redemption price equal to the par amount of each such class (plus such excess interest accrued thereon), it is anticipated that the Class [__] certificates will be issued with original issue discount for federal income tax purposes.]

It is anticipated that the certificate administrator will treat each class of [INTEREST ONLY CLASS] certificates as having no qualified stated interest. Accordingly, such classes will be considered to be issued with original issue discount in an amount equal to the excess of all distributions of interest expected to be received on such classes over their respective issue prices (including interest accrued prior to the Closing Date). Any "negative" amounts of original issue discount on such classes attributable to rapid prepayments with respect to the Mortgage Loans will not be deductible currently. The holder of a [INTEREST ONLY CLASS] certificate may be entitled to a deduction for a loss, which may be a capital loss, to the extent it becomes certain that such holder will not recover a portion of its basis in such class, assuming no further prepayments. In the alternative, it is possible that rules similar to the "noncontingent bond method" of the contingent interest rules of the OID Regulations may be promulgated with respect to such classes. Unless and until required otherwise by applicable authority, it is not anticipated that the contingent interest rules will apply.

Under a *de minimis* rule, original issue discount on a Regular Interest will be considered to be zero if such original issue discount is less than 0.25% of the stated redemption price at maturity of the Regular Interest multiplied by the weighted average maturity of the Regular Interest. For this purpose, the weighted average maturity is computed as the sum of the amounts determined by multiplying the number of full years (*i.e.*, rounding down partial years) from the issue date until each distribution in reduction of stated redemption price at maturity is scheduled to be made by a fraction, the numerator of which is the amount of each distribution included in the stated redemption price at maturity of the Regular Interest and the denominator of which is the stated redemption price at maturity or anticipated repayment date of the Regular Interest. The Conference Committee Report to the 1986 Act provides that the schedule of such distributions should be determined in accordance with the assumed rate of prepayment on the Mortgage Loans used in pricing the transaction, *i.e.*, Scenario [_] [[FOR ARD LOANS]; *provided* that it is assumed that the ARD Loan prepays on its anticipated repayment date] (the "Prepayment Assumption"). See "*Yield and Maturity Considerations—Weighted Average Life*". Holders generally must report *de minimis* original issue discount *pro rata* as principal payments are received, and such income will be capital gain if the Regular Interest is held as a capital asset. Under the OID Regulations, however, Regular Interestholders may elect to accrue all *de minimis* original issue discount, as well as market discount and premium, under the constant yield method. See "*—Election To Treat All Interest Under the Constant Yield Method*" below. [It is anticipated that the Class [__] certificates will be issued with *de minimis* original issue discount for federal income tax purposes.]

A holder of a Regular Interest issued with original issue discount generally must include in gross income for any taxable year the sum of the "daily portions", as defined below, of the original issue discount on the Regular Interest accrued during an accrual period for each day on which it holds the Regular Interest, including the date of purchase but excluding the date of disposition. With respect to each such Regular Interest, a calculation will be made of the original issue discount that accrues during each successive full accrual period that ends on the day prior to each Distribution Date with respect to the Regular Interests, assuming that prepayments and extensions with respect to the Mortgage Loans will be made in accordance with the Prepayment Assumption. The original issue discount accruing in a full accrual period will be the excess, if any, of (i) the sum of (a) the present value of all of the remaining distributions to be made on the Regular Interest as of the end of that accrual period and (b) the distributions made on the Regular Interest during the accrual period that are included in the Regular Interest's stated redemption price at maturity, over (ii) the adjusted issue price of the Regular Interest at the beginning of the accrual period. The present value of the remaining distributions referred to in the preceding sentence is calculated based on (i) the yield to maturity of the Regular Interest as of the Startup Day, (ii) events (including actual prepayments) that have occurred prior to the end of the accrual period, [(iii) the assumption that the value of LIBOR used to compute the initial Pass-Through Rate for a

Regular Interest that pays a rate based on a LIBOR margin does not change after the Startup Day] and (iv) the assumption that the remaining payments will be made in accordance with the original Prepayment Assumption. For these purposes, the adjusted issue price of a Regular Interest at the beginning of any accrual period equals the issue price of the Regular Interest, increased by the aggregate amount of original issue discount with respect to the Regular Interest that accrued in all prior accrual periods and reduced by the amount of distributions included in the Regular Interest's stated redemption price at maturity that were made on the Regular Interest that were attributable to such prior periods. The original issue discount accruing during any accrual period (as determined in this paragraph) will then be divided by the number of days in the period to determine the daily portion of original issue discount for each day in the period.

Under the method described above, the daily portions of original issue discount required to be included as ordinary income by a Regular Interestholder (other than a holder of a [INTEREST ONLY CLASS] Certificate) generally will increase to take into account prepayments on the Regular Interests as a result of prepayments on the Mortgage Loans that exceed the Prepayment Assumption, and generally will decrease (but not below zero for any period) if the prepayments are slower than the Prepayment Assumption. Due to the unique nature of interest only certificates, the preceding sentence may not apply in the case of the [INTEREST ONLY CLASS] Certificates.

[In the case of a Random Lot Certificate, we intend to determine the yield to maturity of that certificate based upon the anticipated payment characteristics of the class as a whole under the Prepayment Assumption. In general, the original issue discount accruing on each Random Lot Certificate in a full accrual period would be its allocable share of the original issue discount with respect to the entire class, as determined in accordance with the preceding paragraph. However, in the case of a distribution in retirement of the entire unpaid principal balance of any Random Lot Certificate, or portion of that unpaid principal balance, (a) the remaining unaccrued original issue discount allocable to that certificate (or to that portion) will accrue at the time of that distribution, and (b) the accrual of original issue discount allocable to each remaining certificate of the class (or the remaining unpaid principal balance of a partially redeemed Random Lot Certificate after a distribution of principal has been received) will be adjusted by reducing the present value of the remaining payments on that class and the adjusted issue price of that class to the extent attributable to the portion of the unpaid principal balance of the class that was distributed. We believe that the foregoing treatment is consistent with the "pro rata prepayment" rules of the OID Regulations, but with the rate of accrual of original issue discount determined based on the Prepayment Assumption for the class as a whole. You are advised to consult your tax advisors as to this treatment.]

[Variable Rate Regular Certificates.

A Regular Interest may provide for interest based on a variable rate. Under the OID Regulations, interest is treated as payable at a variable rate if, generally:

(i)   the issue price does not exceed the original principal balance by more than a specified amount, and

(ii)   the interest compounds or is payable at least annually at current values of

(1)   one or more "qualified floating rates",

(2)   a single fixed rate and one or more qualified floating rates,

(3)   a single "objective rate", or

(4)   a single fixed rate and a single objective rate that is a "qualified inverse floating rate".

A floating rate is a qualified floating rate if variations in the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds, where the rate is subject to a fixed multiple that is greater than 0.65, but not more than 1.35. The rate may also be increased or

decreased by a fixed spread or subject to a fixed cap or floor, or a cap or floor that is not reasonably expected as of the issue date to affect the yield of the instrument significantly. An objective rate (other than a qualified floating rate) is a rate that is determined using a single fixed formula and that is based on objective financial or economic information, provided that the information is not (1) within the control of the depositor or a related party or (2) unique to the circumstances of the depositor or a related party. A qualified inverse floating rate is a rate equal to a fixed rate minus a qualified floating rate that inversely reflects contemporaneous variations in the cost of newly borrowed funds; an inverse floating rate that is not a qualified floating rate may nevertheless be an objective rate. A class of Regular Interests may be issued under this prospectus that does not have a variable rate under the OID Regulations, for example, a class that bears different rates at different times during the period it is outstanding so that it is considered significantly "front-loaded" or "back-loaded" within the meaning of the OID Regulations. It is possible that a class of this type may be considered to bear "contingent interest" within the meaning of the OID Regulations. The OID Regulations, as they relate to the treatment of contingent interest, are by their terms not applicable to Regular Interests. However, if final regulations dealing with contingent interest with respect to Regular Interests apply the same principles as the current regulations, those regulations may lead to different timing of income inclusion than would be the case under the variable interest regulations. Furthermore, application of those principles could lead to the characterization of gain on the sale of contingent interest Regular Interests as ordinary income. Investors should consult their tax advisors regarding the appropriate treatment of any Regular Interest that does not pay interest at a fixed rate or variable rate as described in this paragraph.

Under the REMIC Regulations, a Regular Interest (1) bearing a rate that qualifies as a qualified floating rate under the OID Regulations that is tied to current values of a variable rate (or the highest, lowest or average of two or more variable rates), including a rate based on the average cost of funds of one or more financial institutions, or a positive or negative multiple of a rate (plus or minus a specified number of basis points), or that represents a weighted average of rates on some or all of the mortgage loans, including a rate that is subject to one or more caps or floors (each, a "variable rate"), or (2) bearing one or more of these variable rates for one or more periods or one or more fixed rates for one or more periods, and a different variable rate or fixed rate for other periods qualifies as a regular interest in a REMIC. Accordingly, we intend to treat Regular Interests that qualify as regular interests under this rule in the same manner as obligations bearing a variable rate for original issue discount reporting purposes.

The amount of original issue discount with respect to a Regular Interest bearing a variable rate of interest will accrue in the manner described above under "—*Original Issue Discount*" with the yield to maturity and future payments on that Regular Interest generally to be determined by assuming that interest will be payable for the life of the Regular Interest based on the initial rate (or, if different, the value of the applicable variable rate as of the pricing date) for the relevant class. Generally, the certificate administrator will treat variable interest as qualified stated interest, other than variable interest on a [INTEREST ONLY CLASS] certificate or super-premium class, which will be treated as non-qualified stated interest includible in the stated redemption price at maturity. Ordinary income reportable for any period will be adjusted based on subsequent changes in the applicable interest rate index.

Although unclear under the OID Regulations, unless required otherwise by applicable final regulations, we intend to treat Regular Interests bearing an interest rate that is a weighted average of the net mortgage rates on mortgage loans or mortgage certificates having fixed or adjustable rates, as having qualified stated interest, except to the extent that initial "teaser" rates cause sufficiently "back-loaded" interest to create more than *de minimis* original issue discount. The yield on those Regular Interests for purposes of accruing original issue discount will be a hypothetical fixed rate based on the fixed rates, in the case of fixed rate mortgage loans, and initial "teaser rates" followed by fully indexed rates, in the case of adjustable rate mortgage loans. In the case of adjustable rate mortgage loans, the applicable index used to compute interest on the mortgage loans will be the index in effect on the pricing date (or possibly the issue date), and in the case of initial teaser rates, will be deemed to be in effect beginning with the period in which the first weighted average adjustment date occurring after the issue date occurs. Adjustments will be made in each accrual period either increasing or decreasing the amount of ordinary income reportable to reflect the actual pass-through interest rate on the Regular Interests.]

[Deferred Interest

Under the OID Regulations, all interest on a Regular Interest as to which there may be deferred interest is includible in the stated redemption price at maturity. Accordingly, any deferred interest that accrues with respect to a class of Regular Interests may constitute income to the holders of such Regular Interest prior to the time distributions of cash with respect to such deferred interest are made.]

Acquisition Premium

A purchaser of a Regular Interest at a price greater than its adjusted issue price and less than its remaining stated redemption price at maturity will be required to include in gross income the daily portions of the original issue discount on the Regular Interest reduced *pro rata* by a fraction, the numerator of which is the excess of its purchase price over such adjusted issue price and the denominator of which is the excess of the remaining stated redemption price at maturity over the adjusted issue price. Alternatively, such a purchaser may elect to treat all such acquisition premium under the constant yield method, as described under the heading "—*Election To Treat All Interest Under the Constant Yield Method*" below.

Market Discount

A purchaser of a Regular Interest also may be subject to the market discount rules of Code Sections 1276 through 1278. Under these Code sections and the principles applied by the OID Regulations in the context of original issue discount, "market discount" is the amount by which the purchaser's original basis in the Regular Interest [[FOR FLOATING RATE SWAP AGREEMENTS], as adjusted, in the case of the [FLOATING RATE CLASS] certificates, for any Swap Premium paid or received as described under "—*Taxation of the Swap Agreement*" below] (i) is exceeded by the remaining outstanding principal payments and non-qualified stated interest payments due on a Regular Interest, or (ii) in the case of a Regular Interest having original issue discount, is exceeded by the adjusted issue price of such Regular Interest at the time of purchase. Such purchaser generally will be required to recognize ordinary income to the extent of accrued market discount on such Regular Interest as distributions includible in its stated redemption price at maturity are received, in an amount not exceeding any such distribution. Such market discount would accrue in a manner to be provided in Treasury regulations and should take into account the Prepayment Assumption. The Conference Committee Report to the 1986 Act provides that until such regulations are issued, such market discount would accrue, at the election of the holder, either (i) on the basis of a constant interest rate or (ii) in the ratio of interest accrued for the relevant period to the sum of the interest accrued for such period plus the remaining interest after the end of such period, or, in the case of classes issued with original issue discount, in the ratio of original issue discount accrued for the relevant period to the sum of the original issue discount accrued for such period plus the remaining original issue discount after the end of such period. Such purchaser also generally will be required to treat a portion of any gain on a sale or exchange of the Regular Interest as ordinary income to the extent of the market discount accrued to the date of disposition under one of the foregoing methods, less any accrued market discount previously reported as ordinary income as partial distributions in reduction of the stated redemption price at maturity were received. Such purchaser will be required to defer deduction of a portion of the excess of the interest paid or accrued on indebtedness incurred to purchase or carry the Regular Interest over the interest (including original issue discount) distributable on the Regular Interest. The deferred portion of such interest expense in any taxable year generally will not exceed the accrued market discount on the Regular Interest for such year. Any such deferred interest expense is, in general, allowed as a deduction not later than the year in which the related market discount income is recognized or the Regular Interest is disposed of. As an alternative to the inclusion of market discount in income on the foregoing basis, the Regular Interestholder may elect to include market discount in income currently as it accrues on all market discount instruments acquired by such Regular Interestholder in that taxable year or thereafter, in which case the interest deferral rule will not apply. See "—*Election To Treat All Interest Under the Constant Yield Method*" below regarding making the election under Code Section 171 and an alternative manner in which such election may be deemed to be made.

Market discount with respect to a Regular Interest will be considered to be zero if such market discount is less than 0.25% of the remaining stated redemption price at maturity of such Regular Interest

multiplied by the weighted average maturity of the Regular Interest remaining after the date of purchase. For this purpose, the weighted average maturity is determined by multiplying the number of full years (*i.e.*, rounding down partial years) from the issue date until each distribution in reduction of stated redemption price at maturity is scheduled to be made by a fraction, the numerator of which is the amount of each such distribution included in the stated redemption price at maturity of the Regular Interest and the denominator of which is the total stated redemption price at maturity of the Regular Interest. It appears that *de minimis* market discount would be reported *pro rata* as principal payments are received. Treasury regulations implementing the market discount rules have not yet been proposed, and investors should therefore consult their own tax advisors regarding the application of these rules as well as the advisability of making any of the elections with respect to such rules. Investors should also consult Revenue Procedure 92-67 concerning the elections to include market discount in income currently and to accrue market discount on the basis of the constant yield method.

Premium

A Regular Interest purchased upon initial issuance or in the secondary market at a cost [[FOR FLOATING RATE SWAP AGREEMENTS], as adjusted, in the case of the [FLOATING RATE CLASS] certificates, for any Swap Premium paid or received as described under "—*Taxation of the Swap Agreement*" below] greater than its remaining stated redemption price at maturity generally is considered to be purchased at a premium. If the Regular Interestholder holds such Regular Interest as a "capital asset" within the meaning of Code Section 1221, the Regular Interestholder may elect under Code Section 171 to amortize such premium under the constant yield method. See "—*Election To Treat All Interest Under the Constant Yield Method*" below regarding making the election under Code Section 171 and an alternative manner in which the Code Section 171 election may be deemed to be made. Final Treasury regulations under Code Section 171 do not, by their terms, apply to prepayable obligations such as the Regular Interests. The Conference Committee Report to the 1986 Act indicates a Congressional intent that the same rules that will apply to the accrual of market discount on installment obligations will also apply to amortizing bond premium under Code Section 171 on installment obligations such as the Regular Interests, although it is unclear whether the alternatives to the constant interest method described above under "—*Market Discount*" are available. Amortizable bond premium will be treated as an offset to interest income on a Regular Interest rather than as a separate deduction item.

Election To Treat All Interest Under the Constant Yield Method

A holder of a debt instrument such as a Regular Interest may elect to treat all interest that accrues on the instrument using the constant yield method, with none of the interest being treated as qualified stated interest. For purposes of applying the constant yield method to a debt instrument subject to such an election, (i) "interest" includes stated interest, original issue discount, *de minimis* original issue discount, market discount and *de minimis* market discount, as adjusted by any amortizable bond premium or acquisition premium and (ii) the debt instrument is treated as if the instrument were issued on the holder's acquisition date in the amount of the holder's adjusted basis immediately after acquisition. It is unclear whether, for this purpose, the initial Prepayment Assumption would continue to apply or if a new prepayment assumption as of the date of the holder's acquisition would apply. A holder generally may make such an election on an instrument by instrument basis or for a class or group of debt instruments. However, if the holder makes such an election with respect to a debt instrument with amortizable bond premium or with market discount, the holder is deemed to have made elections to amortize bond premium or to report market discount income currently as it accrues under the constant yield method, respectively, for all premium bonds held or acquired or market discount bonds acquired by the holder on the first day of the year of the election or thereafter. The election is made on the holder's federal income tax return for the year in which the debt instrument is acquired and is irrevocable except with the approval of the IRS. Investors are encouraged to consult their tax advisors regarding the advisability of making such an election.

Treatment of Losses

Holders of the Regular Interests will be required to report income with respect to the Regular Interests on the accrual method of accounting, without giving effect to delays or reductions in distributions

attributable to defaults or delinquencies on the Mortgage Loans, except to the extent it can be established that such losses are uncollectible. Accordingly, a Regular Interestholder may have income, or may incur a diminution in cash flow as a result of a default or delinquency, but may not be able to take a deduction (subject to the discussion below) for the corresponding loss until a subsequent taxable year. In this regard, investors are cautioned that while they generally may cease to accrue interest income if it reasonably appears that the interest will be uncollectible, the IRS may take the position that original issue discount must continue to be accrued in spite of its uncollectibility until the debt instrument is disposed of in a taxable transaction or becomes worthless in accordance with the rules of Code Section 166. The following discussion may not apply to holders of interest-only Regular Interests. Under Code Section 166, it appears that the holders of Regular Interests that are corporations or that otherwise hold the Regular Interests in connection with a trade or business should in general be allowed to deduct as an ordinary loss any such loss sustained (and not previously deducted) during the taxable year on account of any such Regular Interests becoming wholly or partially worthless, and that, in general, the Regular Interestholders that are not corporations and do not hold the Regular Interests in connection with a trade or business will be allowed to deduct as a short term capital loss any loss with respect to principal sustained during the taxable year on account of a portion of any class of such Regular Interests becoming wholly worthless. Although the matter is not free from doubt, such non-corporate holders of Regular Interests should be allowed a bad debt deduction at such time as the principal balance of any class of such Regular Interests is reduced to reflect losses on the Mortgage Loans below such holder's basis in the Regular Interests. The IRS, however, could take the position that non-corporate holders will be allowed a bad debt deduction to reflect such losses only after the classes of Regular Interests have been otherwise retired. The IRS could also assert that losses on a class of Regular Interests are deductible based on some other method that may defer such deductions for all holders, such as reducing future cash flow for purposes of computing original issue discount. This may have the effect of creating "negative" original issue discount that, with the possible exception of the method discussed in the following sentence, would be deductible only against future positive original issue discount or otherwise upon termination of the applicable class. Although not free from doubt, a holder of Regular Interests with negative original issue discount may be entitled to deduct a loss to the extent that its remaining basis would exceed the maximum amount of future payments to which such holder was entitled, assuming no further prepayments. No bad debt losses will be allowed with respect to the classes of interest-only Regular Interests, such as the [INTEREST ONLY CLASS] Certificates. Regular Interestholders are urged to consult their own tax advisors regarding the appropriate timing, amount and character of any loss sustained with respect to such Regular Interests. Special loss rules are applicable to banks and thrift institutions, including rules regarding reserves for bad debts. Such taxpayers are advised to consult their tax advisors regarding the treatment of losses on the Regular Interests.

Spread Maintenance Payments

Yield maintenance charges and prepayment premiums actually collected on the Mortgage Loans will be distributed to the Class [__] certificates as described in "*Description of the Certificates—Allocation of Yield Maintenance Charges and Prepayment Premiums*". It is not entirely clear under the Code when the amount of yield maintenance charges and prepayment premiums so allocated should be taxed to the holders of the Class [__] certificates, but it is not expected, for federal income tax reporting purposes, that yield maintenance charges and prepayment premiums will be treated as giving rise to any income to the holder of such class of certificates prior to the certificate administrator's actual receipt of yield maintenance charges and prepayment premiums. Yield maintenance charges and prepayment premiums, if any, may be treated as paid upon the retirement or partial retirement of the Class [__] certificates. The IRS may disagree with these positions. Certificateholders should consult their own tax advisors concerning the treatment of yield maintenance charges and prepayment premiums.

Sale or Exchange of Regular Interests

If a Regular Interestholder sells or exchanges a Regular Interest, such Regular Interestholder will recognize gain or loss equal to the difference, if any, between the amount received and its adjusted basis in the Regular Interest. The adjusted basis of a Regular Interest generally will equal the cost of the Regular Interest to the seller, increased by any original issue discount or market discount previously

included in the seller's gross income with respect to the Regular Interest and reduced by amounts included in the stated redemption price at maturity of the Regular Interest that were previously received by the seller, by any amortized premium, and by any deductible losses on the Regular Interest. [[FOR FLOATING RATE SWAP AGREEMENTS] In connection with a sale or exchange of a [FLOATING RATE CLASS] certificate, the related Certificateholder must separately account for the sale or exchange of its Percentage Interest in the [FLOATING RATE CLASS] Regular Interest and the interest in the related swap agreement.]

Except as described above with respect to market discount, and except as provided in this paragraph, any gain or loss on the sale or exchange of a Regular Interest realized by an investor that holds the Regular Interest as a capital asset will be capital gain or loss and will be long term or short term depending on whether the Regular Interest has been held for the long term capital gain holding period (more than one year). Such gain will be treated as ordinary income: (i) if the Regular Interest is held as part of a "conversion transaction" as defined in Code Section 1258(c), up to the amount of interest that would have accrued on the Regular Interestholder's net investment in the conversion transaction at 120% of the appropriate applicable federal rate under Code Section 1274(d) in effect at the time the taxpayer entered into the transaction minus any amount previously treated as ordinary income with respect to any prior disposition of property that was held as part of such transaction; (ii) in the case of a non-corporate taxpayer, to the extent such taxpayer has made an election under Code Section 163(d)(4) to have net capital gains taxed as investment income at ordinary income rates; or (iii) to the extent that such gain does not exceed the excess, if any, of (a) the amount that would have been includible in the gross income of the Regular Interestholder if his yield on such Regular Interest were 110% of the applicable federal rate as of the date of purchase, over (b) the amount of income actually includible in the gross income of such Regular Interestholder with respect to the Regular Interest. In addition, gain or loss recognized from the sale of a Regular Interest by certain banks or thrift institutions will be treated as ordinary income or loss pursuant to Code Section 582(c). Long-term capital gains of certain non-corporate taxpayers generally are subject to a lower maximum tax rate than ordinary income of such taxpayers for property held for more than one year. The maximum tax rate for corporations is the same with respect to both ordinary income and capital gains.

Taxation of the [ARD Class] Certificates

[The [ARD Class] certificates will represent undivided beneficial interests in the Excess Interest. It is not entirely clear for federal income tax reporting purposes when Excess Interest will be treated as giving rise to income to the holders of the [ARD Class] certificates. It is likely that such amounts will be treated as one or more stripped coupons issued on the related anticipated repayment date of the ARD Loan, and that income will accrue thereon as original issue discount based upon the portion, if any, of the holder's basis in the [ARD Class] certificate and the anticipated payments of Excess Interest receivable. It is not clear whether a prepayment assumption would be used in projecting such payments, or whether the contingent payment debt rules might apply to them. Moreover, it is possible that the IRS could require that income be accrued with respect to the Excess Interest commencing at an earlier date. In such event, if the related amounts are never received, the holder could have a loss, which may be a capital loss. Holders of [ARD Class] certificates are advised to consult their tax advisors as to the federal income tax treatment of Excess Interest.]

[FOR FLOATING RATE SWAP AGREEMENTS]

[INCLUDE TAX TREATMENT OF NOTIONAL PRINCIPAL CONTRACTS AS APPLICABLE]

Taxation of the Swap Agreement

[Each holder of a [FLOATING RATE CLASS] certificate will be treated for federal income tax purposes as having entered into its proportionate share of the rights of such class under the swap agreement. Holders of the [FLOATING RATE CLASS] certificates must allocate the price they pay for their certificates between their interests in the [FLOATING RATE CLASS] Regular Interest and the swap agreement based on their relative market values. The portion, if any, allocated to the swap agreement will be treated as a swap premium (the "Swap Premium") paid or received by the holders of the [FLOATING

RATE CLASS] certificates. If the Swap Premium is paid by a holder, it will reduce the purchase price allocable to its interest in the [FLOATING RATE CLASS] Regular Interest. If the Swap Premium is received by the holder, it will be deemed to have increased the purchase price for its interest in the [FLOATING RATE CLASS] Regular Interest. If any swap agreement is "on market", no amount of the purchase price will be allocable to it. If the holder of a [FLOATING RATE CLASS] certificate is deemed to receive Swap Premium, such amount may be periodically offset by the original issue discount accrued or premium amortized, as applicable, on the [FLOATING RATE CLASS] Regular Interest allocable to such holder, resulting in overall tax accounting similar to an integrated debt instrument. Nevertheless, prospective investors should consult their tax advisors regarding any possible mismatches in timing or character. The Swap Premium will be deemed to be received by the holders of the [FLOATING RATE CLASS] certificates. A holder of the [FLOATING RATE CLASS] certificates will be required to amortize any Swap Premium under a level payment method as if the Swap Premium represented the present value of a series of equal payments made or received over the life of the swap agreement (adjusted to take into account decreases in notional principal amount), discounted at a rate equal to the rate used to determine the amount of the Swap Premium (or some other reasonable rate). Prospective purchasers of the [FLOATING RATE CLASS] certificates should consult their own tax advisors regarding the appropriate method of amortizing any Swap Premium. Regulations promulgated by the Treasury treat a non-periodic payment made under a swap agreement as a loan for federal income tax purposes if the payment is "significant". It is not known whether any Swap Premium would be treated in part as a loan under Treasury regulations.

Under Treasury regulations (i) all taxpayers must recognize periodic payments with respect to a notional principal contract under the accrual method of accounting, and (ii) any periodic payments received under the swap agreement must be netted against payments made under the swap agreement and deemed made or received as a result of the Swap Premium over the recipient's taxable year, rather than accounted for on a gross basis. Net income or deduction with respect to net payments under a notional principal contract for a taxable year should constitute ordinary income or ordinary deduction. The IRS could contend the amount is capital gain or loss, but such treatment is unlikely, at least in the absence of further regulations. Any regulations requiring capital gain or loss treatment presumably would apply only prospectively. Individuals may be limited in their ability to deduct any such net deduction and should consult their tax advisors prior to investing in the [FLOATING RATE CLASS] certificates.

Any amount of proceeds from the sale, redemption or retirement of a [FLOATING RATE CLASS] certificate that is considered to be allocated to the holder's rights under the swap agreement (including a conversion of such certificate to a [FIXED RATE CLASS] certificate, as applicable) or that the holder is deemed to have paid to the purchaser would be considered a "termination payment" allocable to such certificate under Treasury regulations. A holder of a [FLOATING RATE CLASS] certificate will have gain or loss from such a termination equal to (A)(i) any termination payment it received or is deemed to have received minus (ii) the unamortized portion of the Swap Premium paid (or deemed paid) by the holder upon entering into or acquiring its interest in the swap agreement or (B)(i) any termination payment it paid or is deemed to have paid minus (ii) the unamortized portion of the Swap Premium received upon entering into or acquiring its interest in the swap agreement. Gain or loss realized upon the termination of the swap agreement will generally be treated as capital gain or loss. Moreover, in the case of a bank or thrift institution, Code Section 582(c) would likely not apply to treat such gain or loss as ordinary. Following a conversion of a [FLOATING RATE CLASS] certificate to a [FIXED RATE CLASS] certificate, such holder will continue to own its respective interest in the [FLOATING RATE CLASS] Regular Interest previously deemed owned.

The [FLOATING RATE CLASS] certificates, representing a beneficial ownership in a portion of the Class FX Regular Interest and in the swap agreement, may constitute positions in a straddle, in which case the straddle rules of Code Section 1092 would apply. A selling holder's capital gain or loss with respect to such regular interest would be short term because the holding period would be tolled under the straddle rules. Similarly, capital gain or loss realized in connection with the termination of the applicable swap agreement would be short term. If the holder of a [FLOATING RATE CLASS] certificate incurred or continued to incur indebtedness to acquire or hold such [FLOATING RATE CLASS] certificate, the holder

would generally be required to capitalize a portion of the interest paid on such indebtedness until termination of the swap agreement.

Pursuant to the PSA (i) the certificate administrator shall deliver or cause to be delivered the federal taxpayer identification number of the Grantor Trust that holds the swap agreement on an IRS Form W-9 to the Swap Counterparty as soon as possible after the swap agreement is entered into (but no later than the first Distribution Date under the swap agreement; provided that the certificate administrator has received the applicable taxpayer identification number from the IRS by such date (and the certificate administrator is obligated to use its best efforts to obtain such taxpayer identification number from the IRS by such date)) and, if requested by the Swap Counterparty (unless not permitted under federal income tax law) an IRS Form W-8IMY, (ii) each non-exempt holder of a [FLOATING RATE CLASS] certificate will be obligated pursuant to the PSA to provide applicable certification to the certificate administrator (with copies sent or forwarded directly from such Certificateholder to the Swap Counterparty) to enable the certificate administrator to make payments to holders of [FLOATING RATE CLASS] certificates without federal withholding or backup withholding, and (iii) as authorized by the holders of [FLOATING RATE CLASS] certificates under the PSA, the certificate administrator may forward any such certification received to the Swap Counterparty if requested. If the above obligations are satisfied, under current law, no U.S. federal withholding or backup withholding taxes will be required to be deducted or withheld from payments by the Swap Counterparty to the issuing entity.]

Taxation of Class [PEZ] Certificates and Exchangeable Certificates

The portion of the issuing entity consisting of the Trust Components will be classified as a grantor trust under subpart E, part I of subchapter J of the Code, and the Class [PEZ] certificates and the Exchangeable Certificates will evidence undivided beneficial ownership of all or a portion of the related Trust Component or Trust Components. The holder of a Class [PEZ] certificate or Exchangeable Certificate representing beneficial ownership of more than one Trust Component should account separately for its interest in each Trust Component as a separate Regular Interest. See "—*Taxation of Regular Interests*" above. A purchaser of a Class [PEZ] certificate or Exchangeable Certificate must allocate its basis in such certificate among the Trust Components represented by such certificate in accordance with their relative fair market values as of the time of acquisition. Similarly, on the sale of a Class [PEZ] certificate or Exchangeable Certificate, the holder must allocate the amount received on the sale among the Trust Components in accordance with their relative fair market values as of the time of sale. Prospective beneficial owners of Class [PEZ] certificates and Exchangeable Certificates should consult their tax advisors as to the appropriate method of accounting for their interest in the Class [PEZ] certificates and Exchangeable Certificates.

[*Exchangeable Certificates Representing Disproportionate Interests in Related Exchangeable Certificates.* If a Class [PEZ] certificate or Exchangeable Certificate represents beneficial ownership of a disproportionate interest in the related Trust Components, then the tax consequences to the beneficial owner of the Class [PEZ] certificates or Exchangeable Certificate will be determined under Code Section 1286, as discussed under "—*Alternative Characterization*", below.]

Alternative Characterization. Under the OID Regulations, if two or more debt instruments are issued in connection with the same transaction or related transaction (determined based on all the facts and circumstances), those debt instruments are treated as a single debt instrument for purposes of the provisions of the Code applicable to original issue discount, unless an exception applies. Under this rule, if a Class [PEZ] certificate or Exchangeable Certificate represents beneficial ownership of two or more Trust Components, those Trust Components could be treated as a single debt instrument for original issue discount purposes. In addition, if the two or more Trust Components underlying a Class [PEZ] certificate or Exchangeable Certificate were aggregated for original issue discount purposes and a beneficial owner of a Class [PEZ] certificate were to (i) exchange that Class [PEZ] certificates for separate Exchangeable Certificates, (ii) sell one of those separate Exchangeable Certificates and (iii) retain one or more of the remaining separate Exchangeable Certificates, the beneficial owner might be treated as having engaged in a "coupon stripping" or "bond stripping" transaction within the meaning of Code Section 1286. Under Code Section 1286, a beneficial owner of a Class [PEZ] certificate or Exchangeable Certificate that engages in a coupon stripping or bond stripping transaction must allocate its basis in the

Class [PEZ] certificates between the separate Exchangeable Certificates sold and the separate Exchangeable Certificates retained in proportion to the relative fair market values of the related Trust Component or Trust Components as of the date of the stripping transaction. The beneficial owner then must recognize gain or loss on the separate Exchangeable Certificates sold using its basis allocable to the related Trust Component or Trust Components. Also, the beneficial owner then must treat the Trust Component or Trust Components relating to the separate Exchangeable Certificates retained as a newly issued debt instrument that was purchased for an amount equal to the beneficial owner's basis allocable to that Trust Component or Trust Components. Accordingly, the beneficial owner must accrue interest and original issue discount with respect to the separate Exchangeable Certificates retained based on the beneficial owner's basis in the related Trust Component or Trust Components.

As a result, when compared to treating each Trust Component underlying a Class [PEZ] certificate or Exchangeable Certificate as a separate debt instrument, aggregating the Trust Components underlying a Class [PEZ] certificate or Exchangeable Certificate could affect the timing and character of income recognized by a beneficial owner of a Class [PEZ] certificate or Exchangeable Certificate. Moreover, if Code Section 1286 were to apply to a beneficial owner of a Class [PEZ] certificate or Exchangeable Certificate, much of the information necessary to perform the related calculations for information reporting purposes generally would not be available to the trustee. Because it may not be clear whether the aggregation rule in the OID Regulations applies to the Class [PEZ] certificates and Exchangeable Certificates and due to the trustee's lack of information necessary to report computations that might be required by Code Section 1286, the trustee will treat each Trust Component underlying a Class [PEZ] certificate or Exchangeable Certificate as a separate debt instrument for information reporting purposes. Prospective investors should note that, if the two or more Trust Components underlying a Class [PEZ] certificate or Exchangeable Certificate were aggregated, the timing of accruals of original issue discount applicable to a Class [PEZ] certificate or Exchangeable Certificate could be different than that reported to holders and the IRS. Prospective investors are advised to consult their own tax advisors regarding any possible tax consequences to them if the IRS were to assert that the Trust Components underlying the Class [PEZ] certificates or Exchangeable Certificates should be aggregated for original issue discount purposes.

Taxation of Exchange. If a beneficial owner exchanges one or more separate classes of Exchangeable Certificates for a Class [PEZ] certificate, the exchange will not be taxable. Likewise, if a beneficial owner exchanges a Class [PEZ] certificate for one or more classes of separate Exchangeable Certificates, the exchange will not be taxable.

[ADD DISCLOSURE FOR CURRENCY SWAP]]

Taxation of the Class R Certificates

Prospective investors in the Class R certificates should carefully read the following discussion. Prospective investors are cautioned that the REMIC taxable income on the Class R certificates and the tax liabilities on the Class R certificates will exceed cash distributions to the holder of the Class R certificates during some or all periods, in which event such holder must have sufficient sources of funds to pay such tax liabilities. Due to the special tax treatment of REMIC residual interests, the after-tax return on the Class R certificates may be zero or negative. In the following discussion, the term "Residual Holder" refers to a holder of the Class R certificates. Unless otherwise noted below, the following discussion applies separately to the Class R certificates' residual interest in each of the Lower-Tier REMIC and the Upper-Tier REMIC. A Residual Holder must account separately for its interest in each Trust REMIC and cannot offset gains from one Trust REMIC with losses from another Trust REMIC.

Taxation of REMIC Income

Generally, the "daily portions" of REMIC taxable income or net loss will be includible as ordinary income or loss in determining the federal taxable income of the Residual Holder, and will not be taxed separately to the issuing entity. The daily portions of REMIC taxable income or net loss are determined by allocating the REMIC's taxable income or net loss of the Residual Holder for each calendar quarter ratably to each day in such quarter and by allocating such daily portion to the Residual Holder that owned

the Class R certificates on such day. REMIC taxable income is generally determined in the same manner as the taxable income of an individual using the accrual method of accounting, except that (i) the limitation on deductibility of investment interest expense and expenses for the production of income do not apply and (ii) all bad loans will be deductible as business bad debts. REMIC taxable income generally means the REMIC's gross income less deductions. The REMIC's gross income includes interest, original issue discount income and market discount income, if any, on the Mortgage Loans or Lower-Tier Regular Interests, as applicable, reduced by amortization of any premium on the Mortgage Loans or Lower-Tier Regular Interests, as applicable, plus income on reinvestment of cash flows plus income on the amortization or any premium on the Lower-Tier Regular Interests or the Regular Interests, as applicable, plus any cancellation of indebtedness income upon allocation of a Realized Loss to a Lower-Tier Regular Interest or a Regular Interest, as applicable. The Trust REMIC's deductions include interest and original issue discount expense on the Regular Interest, and other administrative expenses or recognition of a loss with respect to the Mortgage Loans or Lower-Tier Regular Interests, as applicable. See "— *Taxation of Regular Interests—General*" above.

The taxable income recognized by the Residual Holder in any taxable year will be affected by, among other factors, the relationship between the timing of recognition of interest and original issue discount or market discount income or amortization of premium with respect to the Mortgage Loans or Lower-Tier Regular Interests, as applicable, on the one hand, and the timing of deductions for interest (including original issue discount) and income from the amortization of any premium on the Lower-Tier Regular Interests or the Regular Interests, as applicable, on the other hand. Because the Lower-Tier Regular Interests held by the Upper-Tier REMIC will likely be treated as a single, aggregate debt instrument, these timing differences are likely to occur in the Upper-Tier REMIC rather than the Lower-Tier REMIC. As a result, the Residual Holder may recognize taxable income without being entitled to receive a corresponding amount of cash. Consequently, the Residual Holder must have sufficient other sources of cash to pay any federal, state or local income taxes due as a result of such mismatching or unrelated deductions against which to offset such income, subject to the discussion of "excess inclusions" under "— *Limitations on Offset or Exemption of REMIC Income*" below.

Basis and Losses

The amount of any net loss of any Trust REMIC that may be taken into account by the Residual Holder is limited to the Residual Holder's adjusted basis in the Class R certificates allocated to the related Trust REMIC as of the close of the quarter (or time of disposition of the Class R certificates, if earlier), determined without taking into account the net loss for the quarter. The initial adjusted basis of a purchaser in the Class R certificates is the amount, if any, paid for such certificates. Such adjusted basis will be increased by the amount of taxable income of such Trust REMIC reportable by the Residual Holder and will be decreased (but not below zero), *first*, by any cash distribution from such Trust REMIC and, *second*, by the amount of loss of such Trust REMIC reportable by the Residual Holder. Any loss that is disallowed on account of this limitation may be carried over indefinitely by the Residual Holder and may be used by the Residual Holder only to offset any income generated by the same Trust REMIC.

The Class R certificates may have a negative value if the net present value of anticipated tax liabilities exceeds the present value of anticipated cash flows in the Trust REMICs. The REMIC Regulations appear to treat the issue price of such a residual interest as zero rather than such negative amount for purposes of determining a REMIC's basis in its assets. Regulations have been issued addressing the federal income tax treatment of "inducement fees" received by transferees of noneconomic residual interests. These regulations require inducement fees to be included in income over a period reasonably related to the period in which the Class R certificates are expected to generate taxable income or net loss to the Residual Holder. Under two safe harbor methods, inducement fees are permitted to be included in income: (i) in the same amounts and over the same period that the Residual Holder uses for financial reporting purposes*; provided* that such period is not shorter than the period the Trust REMICs are expected to generate taxable income or (ii) ratably over the remaining anticipated weighted average life of all the regular and residual interests issued by the Trust REMICs, determined based on actual distributions projected as remaining to be made on such interests under the applicable prepayment assumption. If the Residual Holder sells or otherwise disposes of the Class R certificates,

any unrecognized portion of the inducement fee generally is required to be taken into account at the time of the sale or disposition. A prospective purchaser of the Class R certificates should consult with its tax counsel regarding the effect of these regulations.

Treatment of Certain Items of REMIC Income and Expense

Although it is anticipated that the certificate administrator will compute income and expense for each Trust REMIC in accordance with the Code and applicable Treasury regulations, the authorities regarding the determination of specific items of income and expense are subject to differing interpretations. The depositor makes no representation as to the specific method that the certificate administrator will use for reporting income and expenses, and different methods could result in different timing of reporting of taxable income or net loss to the Residual Holders or differences in capital gain versus ordinary income.

Original Issue Discount

Generally, each Trust REMIC's deductions for original issue discount will be determined in the same manner as original issue discount income on Regular Interests as described under "—*Taxation of Regular Interests—Original Issue Discount*" above (treating the Lower-Tier Regular Interests as a single aggregate debt instrument), without regard to the *de minimis* rule described under that heading.

[Deferred Interest

Any deferred interest that accrues with respect to any adjustable rate mortgage loans held by a Lower-Tier REMIC will constitute income to such Lower-Tier REMIC and will be treated in a manner similar to the deferred interest that accrues with respect to the Regular Interests as described under "—*Taxation of Regular Interests—Deferred Interest*" above.]

Market Discount

The Lower-Tier REMIC will have market discount income in respect of the Mortgage Loans if, in general, the basis of the Lower-Tier REMIC in the Mortgage Loans is exceeded by the Mortgage Loans' unpaid principal balance. The Lower-Tier REMIC's basis in a Mortgage Loan is generally such Mortgage Loan's fair market value immediately after its transfer to the issuing entity. The REMIC Regulations provide that such basis is equal in the aggregate to the issue prices of all regular and residual interests in the related REMIC. The accrued portion of such market discount would be recognized currently as an item of ordinary income. Market discount income generally will accrue on a constant yield method.

Premium

If the basis of the related Trust REMIC in the Mortgage Loans or the Lower-Tier Regular Interests, as applicable, exceeds their respective unpaid principal balances, the related Trust REMIC will be considered to have acquired the Mortgage Loans or Lower-Tier Regular Interests, as applicable, at a premium equal to the amount of such excess. The Lower-Tier REMIC's basis in the Mortgage Loans and the Upper-Tier REMIC's basis in the Lower-Tier Regular Interests is their respective fair market values, based on the aggregate of the issue prices of the regular and residual interests in the related Trust REMIC immediately after their transfer to the related Trust REMIC. In a manner analogous to the discussion under "—*Taxation of Regular Interests—Premium*" above, the Trust REMICs may elect under Code Section 171 to amortize premium under a constant interest method. Amortizable bond premium, if any, will be treated as an offset to interest income on the Mortgage Loans or Lower-Tier Regular Interests, as applicable, rather than as a separate deduction item.

Limitations on Offset or Exemption of REMIC Income

The Code provides that a portion (and in some cases, all) of the REMIC taxable income includible in determining the federal income tax liability of the Residual Holder will be subject to special treatment. That portion, referred to as the "excess inclusion", is equal to the excess of the related Trust REMIC's taxable income for the calendar quarter over the daily accruals for such quarterly period of (i) 120% of the

long term applicable federal rate that would have applied to the Class R certificates (if they were a debt instrument) on the Startup Day under Code Section 1274(d), multiplied by (ii) the adjusted issue price of such certificate in the related residual interest at the beginning of such quarterly period. For this purpose, the adjusted issue price of the Class R certificates in the related residual interests at the beginning of a quarter is the related portion of the issue price, if any, of the Class R certificates, plus the amount of such daily accruals of REMIC income described in this paragraph for all prior quarters, decreased (but not below zero) by any distributions made to such Class R certificates from the related Trust REMIC prior to the beginning of such quarterly period. Accordingly, if the issue price of the Class R certificates is zero, initially all of the taxable income of the Trust REMICs is excess inclusion income.

The Residual Holder's REMIC taxable income consisting of the excess inclusion income generally may not be offset by other deductions, including net operating loss carryforwards, on the Residual Holder's return. Further, if the Residual Holder is an organization subject to the tax on unrelated business income imposed by Code Section 511, the Residual Holder's excess inclusions will be treated as unrelated business taxable income of the Residual Holder for purposes of Code Section 511. In addition, REMIC taxable income is subject to 30% withholding tax with respect to certain persons that are not U.S. Persons (as defined below), and the portion of REMIC taxable income attributable to excess inclusion income is not eligible for any reductions in the rate of withholding tax (by treaty or otherwise). See "— *Taxation of Certain Foreign Investors—Class R Certificates*" below. Finally, if a real estate investment trust or a regulated investment company owns Class R certificates, a portion (allocated under Treasury regulations yet to be issued) of dividends paid by the real estate investment trust or regulated investment company could not be offset by net operating losses of its shareholders. This would constitute unrelated business taxable income for tax exempt shareholders and would be ineligible for reduction of withholding to certain persons that are not U.S. Persons. The term "U.S. Person" means a citizen or resident of the United States, a corporation, partnership (except to the extent provided in the applicable Treasury regulations) or other entity created or organized in or under the laws of the United States, any State or the District of Columbia, including any entity treated as a corporation or partnership for federal income tax purposes, an estate that is subject to U.S. federal income tax regardless of the source of income, or a trust if a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. Persons have the authority to control all substantial decisions of such trust (or, to the extent provided in the applicable Treasury regulations, certain trusts in existence on August 20, 1996 that have elected to be treated as U.S. Persons).

There are three rules for determining the effect of excess inclusions on the alternative minimum taxable income of the Residual Holder. First, alternative minimum taxable income of the Residual Holder is determined without regard to the special rule discussed above, that taxable income cannot be less than excess inclusions. Second, the Residual Holder's alternative minimum taxable income for a taxable year cannot be less than the excess inclusions for the year. Third, the amount of any alternative minimum tax net operating loss deduction must be computed without regard to any excess inclusions.

[[ADD WHEN THERE ARE NON-U.S. MORTGAGED PROPERTIES] In addition, because the REMIC provisions of the Code do not allow a REMIC or the holder of a residual interest in such REMIC to deduct (or take a credit) for foreign taxes paid (or deemed paid), if any such taxes are paid (or deemed paid) for any taxable year, the residual holders will have "phantom income" in that taxable year equal to the amount of such taxes (and additional amounts paid by the related borrower, if any). Upon a sale of the Class R certificates or termination of the trust, the residual holders will have a loss equal to such amounts, but such loss will likely be a capital loss.]

Tax Related Restrictions on Transfer of the Class R Certificates

Disqualified Organizations. If any legal or beneficial interest in the Class R certificates is transferred to a Disqualified Organization (as defined below), a tax would be imposed in an amount equal to the product of (i) the present value of the total anticipated excess inclusion income with respect to the Class R certificates for periods after the transfer and (ii) the highest marginal federal income tax rate applicable to corporations. The REMIC Regulations provide that the anticipated excess inclusion income is based on actual prepayment experience to the date of the transfer and projected payments based on the Prepayment Assumption. The present value rate equals the applicable federal rate under Code Section

1274(d) as of the date of the transfer for a term ending with the last calendar quarter in which excess inclusions are expected to accrue. Such rate is applied to the anticipated excess inclusions from the end of the remaining calendar quarters in which they apply to the date of the transfer. Such a tax generally would be imposed on the transferor of the Class R certificates, except that where such transfer is through an agent (including a broker, nominee or other middleman) for a Disqualified Organization, the tax would instead be imposed on such agent. However, a transferor of the Class R certificates would in no event be liable for such tax with respect to a transfer if the transferee furnishes to the transferor an affidavit stating that the transferee is not a Disqualified Organization and, as of the time of the transfer, the transferor does not have actual knowledge that such affidavit is false. The tax also may be waived by the IRS if the Disqualified Organization promptly disposes of the residual interest and the transferor pays income tax at the highest corporate rate on the excess inclusion for the period the Class R certificates are actually held by the Disqualified Organization.

In addition, if a Pass-Through Entity (as defined below) has excess inclusion income with respect to the Class R certificates during a taxable year and a Disqualified Organization is the record holder of an equity interest in such entity, then a tax is imposed on such entity equal to the product of (i) the amount of excess inclusion income that is allocable to the interest in the Pass-Through Entity during the period such interest is held by such Disqualified Organization and (ii) the highest marginal federal corporate income tax rate. Such Pass-Through Entity would not be liable for such tax if it has received an affidavit from such record holder that it is not a Disqualified Organization or stating such holder's taxpayer identification number and, during the period such person is the record holder of the Class R certificates, the Pass-Through Entity does not have actual knowledge that such affidavit is false.

If an "electing large partnership" (as defined below) holds the Class R certificates, all interests in the electing large partnership are treated as held by Disqualified Organizations for purposes of the tax imposed upon a Pass-Through Entity by Code Section 860E(c). An exception to this tax, otherwise available to a Pass-Through Entity that is furnished certain affidavits by record holders of interest in the entity and that does not know such affidavits are false, is not available to an electing large partnership.

For these purposes: (i) "Disqualified Organization" means the United States, any state or political subdivision of the United States, any foreign government, any international organization, any agency or instrumentality of any of the foregoing (provided that such term does not include an instrumentality if all of its activities are subject to tax and, except for the Federal Home Loan Mortgage Corporation, a majority of its board of directors is not selected by any such governmental entity), any cooperative organization furnishing electric energy or providing telephone service to persons in rural areas as described in Code Section 1381(a)(2)(C), and any organization (other than a farmers' cooperative described in Code Section 521) that is exempt from taxation under the Code unless such organization is subject to the tax on unrelated business income imposed by Code Section 511; (ii) "Pass-Through Entity" means any regulated investment company, real estate investment trust, common trust fund, partnership, trust or estate and certain corporations operating on a cooperative basis; and (iii) an "electing large partnership" means any partnership having more than 100 members during the preceding tax year (other than certain service partnerships and commodity pools), which elect to apply simplified reporting provisions under the Code. Except as may be provided in Treasury regulations, any person holding an interest in a Pass-Through Entity as a nominee for another will, with respect to such interest, be treated as a Pass-Through Entity.

The PSA will provide that no legal or beneficial interest in the Class R certificates may be transferred or registered unless, among other conditions (i) the proposed transferee furnishes to the certificate administrator an affidavit providing its taxpayer identification number and stating that such transferee is the beneficial owner of the Class R certificates and is not a Disqualified Organization or Disqualified Non-U.S. Person (as defined below) and is not purchasing the Class R certificates on behalf of a Disqualified Organization or Disqualified Non-U.S. Person (*i.e.*, as a broker, nominee, or middleman of such person) and (ii) the transferor provides a statement in writing to the certificate administrator that it has no knowledge that the affirmations made by the transferee pursuant to such affidavit are false. Moreover, the PSA will provide that any attempted or purported transfer in violation of these transfer restrictions will be null and void and will vest no rights in any purported transferee. The Class R certificates will bear a

legend referring to such restrictions on transfer, and the Residual Holder will be deemed to have agreed, as a condition of ownership of the Class R certificates, to any amendments to the PSA required under the Code or applicable Treasury regulations to effectuate the foregoing restrictions. For purposes of this discussion, "Disqualified Non-U.S. Person" means with respect to the Class R certificates, any Non-U.S. Person or its agent other than (a) a Non-U.S. Person that holds the Class R certificates in connection with the conduct of a trade or business within the United States and has furnished the transferor and the certificate registrar with an effective IRS Form W-8ECI or (b) a Non-U.S. Person that has delivered to both the transferor and the certificate registrar an opinion of a nationally recognized tax counsel to the effect that the transfer of the Class R certificates to it is in accordance with the requirements of the Code and the regulations promulgated thereunder and that such transfer of the Class R certificates will not be disregarded for federal income tax purposes. Information necessary to compute an applicable excise tax must be furnished to the IRS and to the requesting party within 60 days of the request, and the certificate administrator may charge a fee for computing and providing such information.

A "Non-U.S. Person" is a person other than a U.S. Person.

Noneconomic Residual Interests. The REMIC Regulations require certain transfers of a residual interest to be disregarded, in which case the transferor would continue to be treated as the owner of the residual interest and thus would continue to be subject to tax on its allocable portion of the net income of the REMIC. Under the REMIC Regulations, a transfer of a noneconomic residual interest (as defined below) to a Residual Holder (other than a Residual Holder that is not a U.S. Person) is disregarded for all federal income tax purposes if a significant purpose of the transferor is to impede the assessment or collection of tax. A residual interest in a REMIC (including a residual interest with a positive value at issuance) is a "noneconomic residual interest" unless, at the time of the transfer, (i) the present value of the expected future distributions on the residual interest at least equals the product of the present value of the anticipated excess inclusions and the highest corporate income tax rate in effect for the year in which the transfer occurs, and (ii) the transferor reasonably expects that the transferee will receive distributions from the REMIC at or after the time at which taxes accrue on the anticipated excess inclusions in an amount sufficient to satisfy the accrued taxes on each excess inclusion. The anticipated excess inclusions and the present value rate are determined in the same manner as set forth above under "— *Disqualified Organizations*". Under these rules, it is anticipated that the Class R certificates will be a noneconomic residual interest. The REMIC Regulations explain that a significant purpose to impede the assessment or collection of tax exists if the transferor, at the time of the transfer, either knew or should have known that the transferee would be unwilling or unable to pay taxes due on its share of the taxable income of the REMIC. A safe harbor is provided if (i) the transferor conducted, at the time of the transfer, a reasonable investigation of the financial condition of the transferee and found that the transferee historically had paid its debts as they came due and found no significant evidence to indicate that the transferee would not continue to pay its debts as they came due in the future, (ii) the transferee represents to the transferor that it understands that, as the holder of the noneconomic residual interest, the transferee may incur tax liabilities in excess of cash flows generated by the interest and that the transferee intends to pay taxes associated with holding the residual interest as they become due, (iii) the transferee represents to the transferor that it will not cause income from the residual certificate to be attributable to a foreign permanent establishment or fixed base (within the meaning of an applicable income tax treaty) of the transferee or of any other person and (iv) one of the following tests is satisfied, either:

(a) the present value of the anticipated tax liabilities associated with holding the noneconomic residual interest will not exceed the sum of:

(1) the present value of any consideration given to the transferee to acquire the residual interest;

(2) the present value of the expected future distributions on the residual interest; and

(3) the present value of the anticipated tax savings associated with holding the residual interest as the REMIC generates losses; or

(b) (1) the transferee must be a domestic "C" corporation (other than a corporation exempt from taxation or a regulated investment company or real estate investment trust) that meets certain gross and net asset tests (generally, $100 million of gross assets and $10 million of net assets for the current year and the two preceding fiscal years);

(2) the transferee must agree in writing that any subsequent transfer of the residual interest would be to an eligible "C" corporation and would meet the requirement for a safe harbor transfer; and

(3) the facts and circumstances known to the transferor on or before the date of the transfer must not reasonably indicate that the taxes associated with ownership of the residual interest will not be paid by the transferee.

For purposes of computation of clause (a), the transferee is assumed to pay tax at the highest corporate rate of tax specified in the Code or, in certain circumstances, the alternative minimum tax rate. Further, present values generally are computed using a discount rate equal to the short term federal rate set forth in Code Section 1274(d) for the month of the transfer and the compounding period used by the transferee.

The PSA will require the transferee of the Class R certificates to certify to, among other things, the matters in requirements clauses (i) through (iii) above as part of the affidavit described above under the heading "—*Disqualified Organizations*" and agree to provide the written certification prescribed in the following sentence if it subsequently transfers the Class R certificates. The transferor must certify in writing to the certificate administrator that, as of the date of the transfer, it had no knowledge or reason to know that such affirmations of the transferee were false. The PSA will not require that transfers of the Class R certificates meet the requirement of clause (iv) above. Consequently, those transfers may not meet the safe harbor. Persons considering the purchase of the Class R certificates should consult their advisors regarding the advisability of meeting the safe harbor in any transfer of a Class R certificate.

Foreign Investors. The REMIC Regulations provide that the transfer of a residual interest that has "tax avoidance potential" to a "foreign person" will be disregarded for all federal tax purposes. This rule appears intended to apply to a transferee that is not a U.S. Person, unless such transferee's income is effectively connected with the conduct of a trade or business within the United States. A residual interest is deemed to have tax avoidance potential unless, at the time of the transfer, (i) the future value of expected distributions equals at least 30% of the anticipated excess inclusions after the transfer and (ii) the transferor reasonably expects that the transferee will receive sufficient distributions from the REMIC at or after the time at which the excess inclusions accrue and prior to the end of the next succeeding taxable year for the accumulated withholding tax liability to be paid. If the Non-U.S. Person transfers the residual interest back to a U.S. Person, the transfer will be disregarded and the foreign transferor will continue to be treated as the owner unless arrangements are made so that the transfer does not have the effect of allowing the transferor to avoid tax on accrued excess inclusions. Under these rules, it is anticipated that the Class R certificates will have tax avoidance potential. The Class R certificates generally may not be transferred to a person that is not a U.S. Person except under the circumstances described in this section.

Sale or Exchange of the Class R Certificates

Upon the sale or exchange of the Class R certificates, a Residual Holder will recognize gain or loss equal to the excess, if any, of the amount realized with respect to related residual interests over their adjusted bases (as described above under "—*Taxation of the Class R Certificates—Basis and Losses*") of the Residual Holder in the Class R certificates at the time of the sale or exchange. In addition to reporting the taxable income of each REMIC, the Residual Holder will have taxable income to the extent that any cash distribution to it from the related REMIC exceeds the allocated portion of its adjusted basis on that Distribution Date. Such income will be treated as gain from the sale or exchange of the Class R certificates. It is unclear whether the termination of the Trust REMICs will be treated as a sale or exchange of the Residual Holder's Class R certificates, although it is likely that it will not be so treated. If a termination were treated as a sale or exchange, and if the Residual Holder had an adjusted basis in the

Class R certificates remaining when its interests in the Trust REMICs are terminated and held the Class R certificates as a capital asset under Code Section 1221, then it would recognize a capital loss at that time in the amount of such remaining adjusted basis.

In addition, under Treasury regulations, a U.S. partnership having a partner that is not a U.S. Person will be required to pay withholding tax in respect of excess inclusion income allocable to such non U.S. partner, even if no cash distributions are made to such partner. Similar rules apply to excess inclusion income allocable to Non-U.S. Persons through certain other Pass-Through Entities.

Any gain on the sale of the Class R certificates will be treated as ordinary income (i) if the Class R certificates are held as part of a "conversion transaction" as defined in Code Section 1258(c), up to the amount of interest that would have accrued on the Residual Holder's net investment in the conversion transaction at 120% of the appropriate applicable federal rate in effect at the time the taxpayer entered into the transaction minus any amount previously treated as ordinary income with respect to any prior disposition of property that was held as a past of such transaction or (ii) in the case of a non-corporate taxpayer, to the extent such taxpayer has made an election under Code Section 163(d)(4) to have net capital gains taxed as investment income at ordinary income rates. In addition, gain or loss recognized from the sale of the Class R certificates by certain banks or thrift institutions will be treated as ordinary income or loss pursuant to Code Section 582(c).

The Conference Committee Report to the 1986 Act provides that, except as provided in Treasury regulations yet to be issued, the wash sale rules of Code Section 1091 will apply to dispositions of residual interests where the seller of the residual interest during the period beginning six months before the sale or disposition of the residual interest and ending six months after such sale or disposition, acquires (or enters into any other transaction that results in the application of Code Section 1091) any residual interest in any REMIC or any interest in a "taxable mortgage pool" (such as a non-REMIC owner trust) that is economically comparable to a residual interest.

Taxes That May Be Imposed on a REMIC

Prohibited Transactions

Income from certain transactions by any Trust REMIC, called prohibited transactions, will not be part of the calculation of income or loss includible in the federal income tax returns of holders of the Class R certificates, but rather will be taxed directly to the Trust REMIC at a 100% rate. Prohibited transactions generally include (i) the disposition of a qualified mortgage other than for (a) substitution within two years of the Startup Day for a defective (including a defaulted) obligation (or repurchase in lieu of substitution of a defective (including a defaulted) obligation at any time) or for any qualified mortgage within three months of the Startup Day, (b) foreclosure, default or imminent default of a qualified mortgage, (c) bankruptcy or insolvency of the REMIC, or (d) a qualified (complete) liquidation, (ii) the receipt of income from assets that are not the type of mortgages or investments that the REMIC is permitted to hold, (iii) the receipt of compensation for services or (iv) the receipt of gain from disposition of cash flow investments other than pursuant to a qualified liquidation. Notwithstanding (i) and (iv), it is not a prohibited transaction to sell REMIC property to prevent a default on regular interests as a result of a default on qualified mortgages or to facilitate a qualified liquidation or a clean-up call. The REMIC Regulations indicate that the modification of a mortgage loan generally will not be treated as a disposition if it is occasioned by a default or reasonably foreseeable default, an assumption of a mortgage loan or the waiver of a "due-on-sale" or "due-on-encumbrance" clause. It is not anticipated that the Trust REMICs will engage in any prohibited transactions.

Contributions to a REMIC After the Startup Day

In general, a REMIC will be subject to a tax at a 100% rate on the value of any property contributed to the REMIC after the Startup Day. Exceptions are provided for cash contributions to the REMIC (i) during the three months following the Startup Day, (ii) made to a qualified reserve fund by a holder of a Class R certificate, (iii) in the nature of a guarantee, (iv) made to facilitate a qualified liquidation or clean-up call,

and (v) as otherwise permitted in Treasury regulations yet to be issued. It is not anticipated that there will be any taxable contributions to the Trust REMICs.

Net Income from Foreclosure Property

The Lower-Tier REMIC will be subject to federal income tax at the highest corporate rate on "net income from foreclosure property", determined by reference to the rules applicable to real estate investment trusts. Generally, property acquired by foreclosure or deed-in-lieu of foreclosure would be treated as "foreclosure property" until the close of the third calendar year beginning after the Lower-Tier REMIC's acquisition of a REO Property, with a possible extension. Net income from foreclosure property generally means gain from the sale of a foreclosure property that is inventory property and gross income from foreclosure property other than qualifying rents and other qualifying income for a real estate investment trust.

In order for a foreclosed property to qualify as foreclosure property, any operation of the foreclosed property by the Lower-Tier REMIC generally must be conducted through an independent contractor. Further, such operation, even if conducted through an independent contractor, may give rise to "net income from foreclosure property", taxable at the highest corporate rate. Payment of such tax by the Lower-Tier REMIC would reduce amounts available for distribution to Certificateholders.

The special servicer will be required to determine generally whether the operation of foreclosed property in a manner that would subject the Lower-Tier REMIC to such tax would be expected to result in higher after-tax proceeds than an alternative method of operating such property that would not subject the Lower-Tier REMIC to such tax.

Administrative Matters

Solely for the purpose of the administrative provisions of the Code, a REMIC generally will be treated as a partnership and the Residual Holders will be treated as the partners. In general, the holder of the largest percentage interest of the Class R certificates will be the "tax matters person" of the related Trust REMIC for purposes of representing Residual Holders in connection with any IRS proceeding. However, the duties of the tax matters person will be delegated to the certificate administrator under the PSA. Certain tax information will be furnished quarterly to each Residual Holder who held a Class R certificate on any day in the previous calendar quarter.

Each Residual Holder is required to treat items on its return consistently with its treatment on each Trust REMIC's returns, unless the Residual Holder either files a statement identifying the inconsistency or establishes that the inconsistency resulted from incorrect information received from the applicable Trust REMIC. The IRS may assert a deficiency resulting from a failure to comply with the consistency requirement without instituting an administrative proceeding at the REMIC level. Any person that holds a Class R certificate as nominee for another person may be required to furnish the certificate administrator, in a manner to be provided in Treasury regulations, with the name and address of such person and other information.

Limitations on Deduction of Certain Expenses

An investor in the Class R certificates that is an individual, estate or trust will be subject to limitation with respect to certain itemized deductions described in Code Section 67, to the extent that such itemized deductions, in the aggregate, do not exceed 2% of the investor's adjusted gross income. In addition, Code Section 68 provides that itemized deductions otherwise allowable for a taxable year of an individual taxpayer with income above certain thresholds will be reduced by the lesser of (i) 3% of the excess, if any, of adjusted gross income over a specified statutory amount or (ii) 80% of the amount of itemized deductions otherwise allowable for such year. Such deductions may include deductions under Code Section 212 for all administrative and other non-interest expenses relating to the Trust REMICs. Such an investor that holds a Class R certificate either directly or indirectly through certain pass through entities may have its *pro rata* share of such expenses allocated to it as additional gross income, but may be subject to such limitation on deductions. In addition, such expenses are not deductible at all for purpose

of computing the alternative minimum tax, and may cause such an investor to be subject to significant additional tax liability. As a result, the holders of the Class R certificates that are individuals, estates or trusts (holding the Class R certificates either directly or indirectly through a grantor trust, partnership, S corporation or certain other pass-through entities) may have taxable income in excess of cash distributions for the related period.

Taxation of Certain Foreign Investors

Regular Interests

Interest, including original issue discount, distributable to the Regular Interestholders that are nonresident aliens, foreign corporations or other Non-U.S. Persons will be considered "portfolio interest" and, therefore, generally will not be subject to a 30% United States withholding tax; *provided* that such Non-U.S. Person (i) is not a "10 percent shareholder" within the meaning of Code Section 871(h)(3)(B) or a controlled foreign corporation described in Code Section 881(c)(3)(C) with respect to the REMIC and (ii) provides the certificate administrator, or the person that would otherwise be required to withhold tax from such distributions under Code Section 1441 or 1442, with an appropriate statement, signed under penalties of perjury, identifying the beneficial owner and stating, among other things, that the beneficial owner of the Regular Interest is a Non-U.S. Person. The appropriate documentation includes IRS Form W-8BEN-E or W-8BEN, if the Non-U.S. Person is an entity (such as a corporation) or individual, respectively, eligible for the benefits of the portfolio interest exemption or an exemption based on a treaty; IRS Form W-8ECI if the Non-U.S. Person is eligible for an exemption on the basis of its income from the Regular Interest being effectively connected to a United States trade or business; IRS Form W-8BEN-E or W-8IMY if the Non-U.S. Person is a trust, depending on whether such trust is classified as the beneficial owner of the Regular Interest; and Form W-8IMY, with supporting documentation as specified in the Treasury regulations, required to substantiate exemptions from withholding on behalf of its partners, if the Non-U.S. Person is a partnership. With respect to IRS Forms W-8BEN, W-8BEN-E, W-8IMY and W-8ECI, each (other than IRS Form W-8IMY) expires after three full calendar years or as otherwise provided by applicable law. An intermediary (other than a partnership) must provide IRS Form W-8IMY, revealing all required information, including its name, address, taxpayer identification number, the country under the laws of which it is created, and certification that it is not acting for its own account. A "qualified intermediary" must certify that it has provided, or will provide, a withholding statement as required under Treasury regulations Section 1.1441-1(e)(5)(v), but need not disclose the identity of its account holders on its IRS Form W-8IMY, and may certify its account holders' status without including each beneficial owner's certification. A "non-qualified intermediary" must additionally certify that it has provided, or will provide, a withholding statement that is associated with the appropriate IRS Forms W-8 and W-9 required to substantiate exemptions from withholding on behalf of its beneficial owners. The term "intermediary" means a person acting as a custodian, a broker, nominee or otherwise as an agent for the beneficial owner of a Regular Interest. A "qualified intermediary" is generally a foreign financial institution or clearing organization or a non-U.S. branch or office of a U.S. financial institution or clearing organization that is a party to a withholding agreement with the IRS.

If such statement, or any other required statement, is not provided, 30% withholding will apply unless reduced or eliminated pursuant to an applicable tax treaty or unless the interest on the Regular Interest is effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Person. In the latter case, such Non-U.S. Person will be subject to United States federal income tax at regular rates. Investors that are Non-U.S. Persons should consult their own tax advisors regarding the specific tax consequences to them of owning a Regular Interest.

Class R Certificates

The Conference Committee Report to the 1986 Act indicates that amounts paid to Residual Holders that are Non-U.S. Persons are treated as interest for purposes of the 30% (or lower treaty rate) United States withholding tax. Treasury regulations provide that amounts distributed to Residual Holders may generally qualify as "portfolio interest", subject to the conditions described in "—*Taxation of Regular Interests*" above, but only to the extent that the assets of the REMIC to which the residual interest relates consist of obligations issued in registered form within the meaning of Code Section 163(f)(1). Generally,

the Mortgage Loans will not be considered obligations issued in registered form. Moreover, a Residual Holder will not be entitled to any exemption from the 30% withholding tax (or lower treaty rate) to the extent of that portion of REMIC taxable income that constitutes an excess inclusion. See "—*Taxation of the Class R Certificates—Limitations on Offset or Exemption of REMIC Income*" above. If the amounts paid to Residual Holders that are Non-U.S. Persons are effectively connected with the conduct of a trade or business within the United States, 30% (or lower treaty rate) withholding will not apply. Instead, the amounts paid to such Non-U.S. Persons will be subject to federal income tax at regular rates. See "—*Taxation of the Class R Certificates—Tax Related Restrictions on Transfer of the Class R Certificates—Foreign Investors*" above concerning the disregard of certain transfers having "tax avoidance potential". Transfers of the Class R certificates to Non-U.S. Persons are generally prohibited unless the income on the Class R certificates is effectively connected as described above. See "—*Taxation of the Class R Certificates—Tax Related Restrictions on Transfer of the Class R Certificates*" above.

FATCA

Under the "Foreign Account Tax Compliance Act" ("FATCA") provisions of the Hiring Incentives to Restore Employment Act, a 30% withholding tax is generally imposed on certain payments, including U.S.-source interest on or after July 1, 2014, and gross proceeds from the disposition of debt obligations that give rise to U.S.-source interest on or after January 1, 2017, to "foreign financial institutions" and certain other foreign financial entities if those foreign entities fail to comply with the requirements of FATCA. The certificate administrator will be required to withhold amounts under FATCA on payments made to holders who are subject to the FATCA requirements and who fail to provide the certificate administrator with proof that they have complied with such requirements. Prospective investors should consult their tax advisors regarding the applicability of FATCA to their certificates.

Backup Withholding

Distributions made on the certificates, and proceeds from the sale of the certificates to or through certain brokers, may be subject to a "backup" withholding tax under Code Section 3406 at the rate of 28% on "reportable payments" (including interest distributions, original issue discount and, under certain circumstances, principal distributions) unless the Certificateholder is a U.S. Person and provides IRS Form W-9 with the correct taxpayer identification number; in the case of the Regular Interests, is a Non-U.S. Person and provides IRS Form W-8BEN or W-8BEN-E, as applicable, identifying the Non-U.S. Person and stating that the beneficial owner is not a U.S. Person; or can be treated as an exempt recipient within the meaning of Treasury regulations Section 1.6049-4(c)(1)(ii). Any amounts to be withheld from distribution on the certificates would be refunded by the IRS or allowed as a credit against the Certificateholder's federal income tax liability. Information reporting requirements may also apply regardless of whether withholding is required. Holders are urged to contact their own tax advisors regarding the application to them of backup withholding and information reporting.

Information Reporting

Holders who are individuals (and certain domestic entities that are formed or availed of for purposes of holding, directly or indirectly, "specified foreign financial assets") may be subject to certain foreign financial asset reporting obligations with respect to their certificates held through a financial account maintained by a foreign financial institution if the aggregate value of their certificates and their other "specified foreign financial assets" exceeds $50,000. Significant penalties can apply if a holder fails to disclose its specified foreign financial assets. We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your certificates.

3.8% Medicare Tax on "Net Investment Income"

Certain non-corporate U.S. holders will be subject to an additional 3.8% tax on all or a portion of their "net investment income", which may include the interest payments and any gain realized with respect to the certificates, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return.

The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their tax advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Reporting Requirements

Each Trust REMIC will be required to maintain its books on a calendar year basis and to file federal income tax returns in a manner similar to a partnership. The form for such returns is IRS Form 1066, U.S. Real Estate Mortgage Investment Conduit (REMIC) Income Tax Return. The trustee will be required to sign each Trust REMIC's returns.

Reports of accrued interest, original issue discount, if any, and information necessary to compute the accrual of any market discount on the Regular Interests will be made annually to the IRS and to individuals, estates, non-exempt and non-charitable trusts, and partnerships that are either Regular Interestholders or beneficial owners that own Regular Interests through a broker or middleman as nominee. All brokers, nominees and all other nonexempt Regular Interestholders (including corporations, non-calendar year taxpayers, securities or commodities dealers, placement agents, real estate investment trusts, investment companies, common trusts, thrift institutions and charitable trusts) may request such information for any calendar quarter by telephone or in writing by contacting the person designated in IRS Publication 938 with respect to the REMIC. Holders through nominees must request such information from the nominee.

The IRS's Form 1066 has an accompanying Schedule Q, "Quarterly Notice to Residual Interest Holders of REMIC Taxable Income or Net Loss Allocation". Treasury regulations require that Schedule Q be furnished by each Trust REMIC to each Residual Holder by the end of the month following the close of each calendar quarter (41 days after the end of a quarter under proposed Treasury regulations) in which such Trust REMIC is in existence.

Treasury regulations require that, in addition to the foregoing requirements, information must be furnished quarterly to each holder of a Class R certificate, furnished annually, if applicable, to holders of Regular Interests, and filed annually with the IRS concerning Code Section 67 expenses, see "—*Limitations on Deduction of Certain Expenses*" above, allocable to those Regular Interestholders. Furthermore, under those regulations, information must be furnished quarterly to each holder of a Class R certificate, furnished annually to the Regular Interestholders and filed annually with the IRS concerning the percentage of each Trust REMIC's assets meeting the qualified asset tests described under "—*Qualification as a REMIC*" above.

[[FOR GRANTOR TRUSTS] Under these regulations, the certificate administrator will be required to file IRS Form 1099 (or any successor form) with the IRS with respect to holders of Class [PEZ] certificates and Exchangeable Certificates] [FLOATING RATE CLASS] [ARD Class] who are not "exempt recipients" (a term that includes corporations, trusts, securities dealers, middlemen and certain other non-individuals) and do not hold such certificates through a middleman, to report the issuing entity's gross income and, in certain circumstances, unless the certificate administrator reports under the safe harbor as described in the last sentence of this paragraph, if any assets of the issuing entity were disposed of or certificates are sold in secondary market sales, the portion of the gross proceeds relating to the assets of the issuing entity that are attributable to such holder. The same requirements would be imposed on middlemen holding such certificates on behalf of the related holders. Under certain circumstances, the certificate administrator may report under the safe harbor for widely-held mortgage trusts, as such term is defined under Treasury regulations Section 1.671-5.

These regulations also require that the certificate administrator make available information regarding interest income and information necessary to compute any original issue discount to (i) exempt recipients (including middlemen) and non-calendar year taxpayers, upon request, in accordance with the requirements of the regulations and (ii) Certificateholders who do not hold their certificates through a middleman. The information must be provided to parties specified in (i) on or before the later of the [44th] [30th] day after the close of the calendar year to which the request relates and [28] [14] days after

the receipt of the request. The information must be provided to parties specified in <u>clause (ii)</u> on or before March 15 of the calendar year for which the statement is being furnished.]]

DUE TO THE COMPLEXITY OF THESE RULES AND THE CURRENT UNCERTAINTY AS TO THE MANNER OF THEIR APPLICATION TO THE ISSUING ENTITY AND CERTIFICATEHOLDERS, IT IS PARTICULARLY IMPORTANT THAT POTENTIAL INVESTORS CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX TREATMENT OF THEIR ACQUISITION, OWNERSHIP AND DISPOSITION OF THE CERTIFICATES.

CERTAIN STATE AND LOCAL TAX CONSIDERATIONS

In addition to the federal income tax consequences described in "*Material Federal Income Tax Considerations*" above, purchasers of Offered Certificates should consider the state and local income tax consequences of the acquisition, ownership, and disposition of the Offered Certificates. State and local income tax law may differ substantially from the corresponding federal law, and this discussion does not purport to describe any aspect of the income tax laws of any state or locality.

It is possible that one or more jurisdictions may attempt to tax nonresident holders of offered certificates solely by reason of the location in that jurisdiction of the depositor, the trustee, the certificate administrator, the sponsors, a related borrower or a mortgaged property or on some other basis, may require nonresident holders of certificates to file returns in such jurisdiction or may attempt to impose penalties for failure to file such returns; and it is possible that any such jurisdiction will ultimately succeed in collecting such taxes or penalties from nonresident holders of offered certificates. We cannot assure you that holders of offered certificates will not be subject to tax in any particular state, local or other taxing jurisdiction.

You should consult with your tax advisor with respect to the various state and local and any other tax consequences of an investment in the Offered Certificates.

METHOD OF DISTRIBUTION (UNDERWRITER)

Subject to the terms and conditions set forth in an underwriting agreement (the "<u>Underwriting Agreement</u>"), among the depositor and the underwriters, the depositor has agreed to sell to the underwriters, and the underwriters have severally, but not jointly, agreed to purchase from the depositor the respective Certificate Balance or the Notional Amount, as applicable, of each class of Offered Certificates set forth below subject in each case to a variance of 5%.

Class	Deutsche Bank Securities Inc.	[OTHER UNDERWRITERS]	

The Underwriting Agreement provides that the obligations of the underwriters will be subject to certain conditions precedent and that the underwriters will be obligated to purchase all Offered Certificates if any are purchased. In the event of a default by any underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriter(s) may be increased or the Underwriting Agreement may be terminated.

The parties to the PSA have severally agreed to indemnify the underwriters, and the underwriters have agreed to indemnify the depositor and controlling persons of the depositor, against certain liabilities, including liabilities under the Securities Act, and will contribute to payments required to be made in respect of these liabilities.

[IF NOT A FIRM COMMITMENT UNDERWRITING, DESCRIBE TERMS OF BEST EFFORTS UNDERWRITING, OR PLACEMENT AGENCY ARRANGEMENT OR DIRECT OFFERING BY DEPOSITOR, PROVIDED THAT ANY CONTINUOUS OFFERING MUST BE AN "ALL OR NOTHING" OFFERING. IF APPLICABLE, DESCRIBE SALES OF SECURITIES TO ANY LOAN SELLERS BY THE UNDERWRITERS]

The depositor has been advised by the underwriters that they propose to offer the Offered Certificates to the public from time to time in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of sale. [MODIFY THIS DISCLOSURE IF A FIXED PRICE OFFERING] Proceeds to the depositor from the sale of Offered Certificates will be approximately [____]% of the initial aggregate Certificate Balance of the Offered Certificates, plus accrued interest on the Offered Certificates from [_____], before deducting expenses payable by the depositor. The underwriters may effect the transactions by selling the Offered Certificates to or through dealers, and the dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the underwriters. In connection with the purchase and sale of the Offered Certificates, the underwriters and dealers may be deemed to have received compensation from the depositor in the form of underwriting discounts and commissions.

Expenses payable by the depositor are estimated at $[__], excluding underwriting discounts and commissions.

We anticipate that the Offered Certificates will be sold primarily to institutional investors. Purchasers of Offered Certificates, including dealers, may, depending on the facts and circumstances of those purchases, be deemed to be "underwriters" within the meaning of the Securities Act in connection with reoffers and resales by them of Offered Certificates. If you purchase Offered Certificates, you should consult with your legal advisors in this regard prior to any reoffer or resale. The underwriters expect to make, but are not obligated to make, a secondary market in the Offered Certificates. See "*Risk Factors— Other Risks Relating to the Certificates—The Certificates May Have Limited Liquidity and the Market Value of the Certificates May Decline*".

The primary source of ongoing information available to investors concerning the Offered Certificates will be the monthly statements discussed under "*Description of the Certificates—Reports to Certificateholders; Certain Available Information*". We cannot assure you that any additional information regarding the Offered Certificates will be available through any other source. In addition, we are not aware of any source through which price information about the Offered Certificates will be generally available on an ongoing basis. The limited nature of that information regarding the Offered Certificates may adversely affect the liquidity of the Offered Certificates, even if a secondary market for the Offered Certificates becomes available.

Deutsche Bank Securities Inc., one of the underwriters, is an affiliate of the depositor and an affiliate of one of the sponsors. [_____], one of the underwriters, is an affiliate of one of the sponsors. [_____], one of the underwriters, is an affiliate of one of the sponsors.

A substantial portion of the net proceeds of this offering (after the payment of underwriting compensation and transaction expenses) is expected to be directed to affiliates of Deutsche Bank Securities Inc., [_____] and [_____], which are underwriters for this offering. That flow of funds will occur by means of the collective effect of the payment by the underwriters to the depositor, an affiliate of Deutsche Bank Securities Inc., of the purchase price for the Offered Certificates, the payment described in the next paragraph and the following payments: (i) the payment by the depositor to GACC, an affiliate of Deutsche Bank Securities Inc., in its capacity as a sponsor, of the purchase price for the mortgage loans to be sold to the depositor by GACC, (ii) the payment by the depositor to [_____], an affiliate of [_____], in its capacity as a sponsor, of the purchase price for the mortgage loans sold to the

depositor by [_____] and (iii) the payment by the depositor to [_____], an affiliate of [_____], in its capacity as a sponsor, of the purchase price for the mortgage loan sold to the depositor by [_____]. See "*Transaction Parties—The Sponsors and Mortgage Loan Sellers*".

As a result of the circumstances described above in this paragraph and the prior paragraph, [_____], [_____] and [_____] have a "conflict of interest" within the meaning of Rule 5121 of the consolidated rules of The Financial Industry Regulatory Authority, Inc. In addition, other circumstances exist that result in the underwriters or their affiliates having conflicts of interest, notwithstanding that such circumstances may not constitute a "conflict of interest" within the meaning of such Rule 5121. See "*Risk Factors—Risks Related to Conflicts of Interest—Interests and Incentives of the Underwriter Entities May Not Be Aligned With Your Interests*".

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

[The following documents filed by the date of the filing of this prospectus filed in accordance with Rule 424(h) or Rule 424(b), as applicable, under the Securities Act are incorporated by reference into this prospectus:

(1)   The disclosures filed as exhibits to Form ABS–EE in accordance with Items 601(b)(102) and Item 601(b)(103) of Regulation S–K under the Securities Act;

(2)   ADDITIONAL DOCUMENTS INCORPORATED BY REFERENCE].

All reports filed or caused to be filed by the depositor with respect to the issuing entity before the termination of this offering pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended, that relate to the Offered Certificates (other than Annual Reports on Form 10-K) will be deemed to be incorporated by reference into this prospectus.

The depositor will provide or cause to be provided without charge to each person to whom this prospectus is delivered in connection with this offering (including beneficial owners of the Offered Certificates), upon written or oral request of that person, a copy of any or all documents or reports incorporated in this prospectus by reference, in each case to the extent the documents or reports relate to the Offered Certificates, other than the exhibits to those documents (unless the exhibits are specifically incorporated by reference in those documents). Requests to the depositor should be directed in writing to its principal executive offices at 383 Madison Avenue, 31st Floor, New York, New York 10179, Attention: President, or by telephone at (212) 272-6858.

WHERE YOU CAN FIND MORE INFORMATION

The depositor has filed a Registration Statement on Form SF-3 (SEC File No. [_____]) (the "Registration Statement") relating to multiple series of CMBS, including the Offered Certificates, with the SEC. This prospectus will form a part of the Registration Statement, but the Registration Statement includes additional information. Copies of the Registration Statement and other materials filed with or furnished to the SEC, including Distribution Reports on Form 10-D, Annual Reports on Form 10-K, Current Reports on Form 8-K, Forms ABS-15G, and any amendments to these reports may be read and copied at the Public Reference Section of the SEC, 100 F Street N.W., Washington, D.C. 20549, on official business days between the hours of 10:00 a.m. and 3:00 p.m. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site at "http://www.sec.gov" at which you can view and download copies of reports, proxy and information statements and other information filed or furnished electronically through the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. The SEC maintains computer terminals providing access to the EDGAR system at each of the offices referred to above.

The depositor has met the registrant requirements of Section I.A.1. of the General Instructions to the Registration Statement.

Copies of all reports of the issuing entity on Forms 10-D, 10-K and 8-K will also be made available on the website of the [trustee][certificate administrator] as soon as reasonably practicable after these materials are electronically filed with, or furnished to the SEC through the EDGAR system.

FINANCIAL INFORMATION

The issuing entity will be newly formed and will not have engage in any business activities or have any assets or obligations prior to the issuance of the Offered Certificates. Accordingly, no financial statements with respect to the issuing entity are included in this prospectus.

The depositor has determined that its financial statements will not be material to the offering of the Offered Certificates.

CERTAIN ERISA CONSIDERATIONS

General

The Employee Retirement Income Security Act of 1974, as amended, or ERISA, and Code Section 4975 impose certain requirements on retirement plans, and on certain other employee benefit plans and arrangements, including individual retirement accounts and annuities, Keogh plans, collective investment funds, insurance company separate accounts and some insurance company general accounts in which those plans, accounts or arrangements are invested that are subject to the fiduciary responsibility provisions of ERISA or Code Section 4975 (all of which are referred to as "Plans"), and on persons who are fiduciaries with respect to Plans, in connection with the investment of Plan assets. Certain employee benefit plans, such as governmental plans (as defined in ERISA Section 3(32)), and, if no election has been made under Code Section 410(d), church plans (as defined in Section 3(33) of ERISA) are not subject to ERISA requirements. However, those plans may be subject to the provisions of other applicable federal, state or local law ("Similar Law") materially similar to the foregoing provisions of ERISA or the Code. Moreover, those plans, if qualified and exempt from taxation under Code Sections 401(a) and 501(a), are subject to the prohibited transaction rules set forth in Code Section 503.

ERISA generally imposes on Plan fiduciaries certain general fiduciary requirements, including those of investment prudence and diversification and the requirement that a Plan's investments be made in accordance with the documents governing the Plan. In addition, ERISA and the Code prohibit a broad range of transactions involving assets of a Plan and persons ("Parties in Interest") who have certain specified relationships to the Plan, unless a statutory, regulatory or administrative exemption is available. Certain Parties in Interest that participate in a prohibited transaction may be subject to an excise tax imposed pursuant to Code Section 4975, unless a statutory, regulatory or administrative exemption is available. These prohibited transactions generally are set forth in Section 406 of ERISA and Code Section 4975. Special caution should be exercised before the assets of a Plan are used to purchase an offered certificate if, with respect to those assets, the depositor, any servicer or the trustee or any of their affiliates, either: (a) has investment discretion with respect to the investment of those assets of that Plan; or (b) has authority or responsibility to give, or regularly gives, investment advice with respect to those assets for a fee and pursuant to an agreement or understanding that the advice will serve as a primary basis for investment decisions with respect to those assets and that the advice will be based on the particular investment needs of the Plan; or (c) is an employer maintaining or contributing to the Plan.

Before purchasing any offered certificates with Plan assets, a Plan fiduciary should consult with its counsel and determine whether there exists any prohibition to that purchase under the requirements of ERISA or Code Section 4975, whether any prohibited transaction class exemption or any individual administrative prohibited transaction exemption (as described below) applies, including whether the appropriate conditions set forth in those exemptions would be met, or whether any statutory prohibited transaction exemption is applicable. Fiduciaries of plans subject to a Similar Law should consider the need for, and the availability of, an exemption under such applicable Similar Law.

Plan Asset Regulations

A Plan's investment in offered certificates may cause the assets of the issuing entity to be deemed Plan assets. Section 2510.3-101 of the regulations of the United States Department of Labor ("DOL"), as modified by Section 3(42) of ERISA, provides that when a Plan acquires an equity interest in an entity, the Plan's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless certain exceptions not applicable to this discussion apply, or unless the equity participation in the entity by "benefit plan investors" (that is, Plans and entities whose underlying assets include plan assets) is not "significant". For this purpose, in general, equity participation in an entity will be "significant" on any date if, immediately after the most recent acquisition of any certificate, 25% or more of any class of certificates is held by benefit plan investors.

In general, any person who has discretionary authority or control respecting the management or disposition of Plan assets, and any person who provides investment advice with respect to those assets for a fee, is a fiduciary of the investing Plan. If the assets of the issuing entity constitute Plan assets, then any party exercising management or discretionary control regarding those assets, such as a master servicer, a special servicer or any sub-servicer, may be deemed to be a Plan "fiduciary" with respect to the investing Plan, and thus subject to the fiduciary responsibility provisions and prohibited transaction provisions of ERISA and Code Section 4975. In addition, if the assets of the issuing entity constitute Plan assets, the purchase of offered certificates by a Plan, as well as the operation of the issuing entity, may constitute or involve a prohibited transaction under ERISA or the Code.

Administrative Exemptions

The U.S. Department of Labor has issued an administrative exemption to Deutsche Bank Securities Inc., as Department Final Authorization Number 97-03E, as amended by Prohibited Transaction Exemption 2013-08, 78 Fed. Reg. 41,090 (July 9, 2013) (the "Exemption"). The Exemption generally exempts from the application of the prohibited transaction provisions of Sections 406 and 407 of ERISA, and the excise taxes imposed on prohibited transactions pursuant to Sections 4975(a) and (b) of the Code, certain transactions, among others, relating to the servicing and operation of pools of mortgage loans, such as the pool of mortgage loans held by the issuing entity, and the purchase, sale and holding of mortgage pass-through certificates, such as the Offered Certificates, underwritten by Deutsche Bank Securities Inc., *provided* that certain conditions set forth in the Exemption are satisfied. The depositor expects that the Exemption generally will apply to the Offered Certificates.

The Exemption sets forth five general conditions that must be satisfied for a transaction involving the purchase, sale and holding of the Offered Certificates to be eligible for exemptive relief. First, the acquisition of the Offered Certificates by a Plan must be on terms (including the price paid for the Offered Certificates) that are at least as favorable to the Plan as they would be in an arm's-length transaction with an unrelated party. Second, the Offered Certificates at the time of acquisition by the Plan must be rated in one of the four highest generic rating categories by at least one NRSRO that meets the requirements of the Exemption (an "Exemption Rating Agency"). Third, the trustee cannot be an affiliate of any other member of the Restricted Group other than an underwriter. The "Restricted Group" consists of any underwriter, the depositor, the trustee, the master servicer, the special servicer, any sub-servicer, any entity that provides insurance or other credit support to the issuing entity and any borrower with respect to mortgage loans constituting more than 5% of the aggregate unamortized principal balance of the mortgage loans as of the date of initial issuance of the Offered Certificates, and any affiliate of any of the foregoing entities. Fourth, the sum of all payments made to and retained by the underwriters must represent not more than reasonable compensation for underwriting the Offered Certificates, the sum of all payments made to and retained by the depositor pursuant to the assignment of the mortgage loans to the issuing entity must represent not more than the fair market value of the mortgage loans and the sum of all payments made to and retained by the master servicer, the special servicer and any sub-servicer must represent not more than reasonable compensation for that person's services under the PSA and reimbursement of the person's reasonable expenses in connection therewith. Fifth, the investing Plan must be an accredited investor as defined in Rule 501(a)(1) of Regulation D under the Securities Act.

It is a condition of the issuance of the Offered Certificates that they have the ratings described above required by the Exemption and the depositor believes that each of the Rating Agencies qualifies as an Exemption Rating Agency. Consequently, the second general condition set forth above will be satisfied with respect to the Offered Certificates as of the Closing Date. As of the Closing Date, the third general condition set forth above will be satisfied with respect to the Offered Certificates. In addition, the depositor believes that the fourth general condition set forth above will be satisfied with respect to the Offered Certificates. A fiduciary of a Plan contemplating purchasing an Offered Certificate in the secondary market must make its own determination that, at the time of purchase, the Offered Certificates continue to satisfy the second general condition set forth above. A fiduciary of a Plan contemplating purchasing an Offered Certificate, whether in the initial issuance of the Offered Certificates or in the secondary market, must make its own determination that the first and fifth general conditions set forth above will be satisfied with respect to the related Offered Certificate.

The Exemption also requires that the issuing entity meet the following requirements: (1) the issuing entity must consist solely of assets of the type that have been included in other investment pools; (2) certificates in those other investment pools must have been rated in one of the four highest categories by at least one of the Exemption Rating Agencies for at least one year prior to the Plan's acquisition of Offered Certificates; and (3) certificates in those other investment pools must have been purchased by investors other than Plans for at least one year prior to any Plan's acquisition of Offered Certificates.

The depositor believes that the conditions to the applicability of the Exemption will generally be met with respect to the Offered Certificates, other than those conditions which are dependent on facts unknown to the depositor or which it cannot control, such as those relating to the circumstances of the Plan purchaser or the Plan fiduciary making the decision to purchase any such Offered Certificates.

If the general conditions of the Exemption are satisfied, the Exemption may provide an exemption from the restrictions imposed by Sections 406(a) and 407(a) of ERISA (as well as the excise taxes imposed by Code Sections 4975(a) and (b) by reason of Code Sections 4975(c)(1)(A) through (D)) in connection with (1) the direct or indirect sale, exchange or transfer of Offered Certificates in the initial issuance of certificates between the depositor or the underwriters and a Plan when the depositor, any of the underwriters, the trustee, the master servicer, the special servicer, a sub-servicer or a borrower is a party in interest with respect to the investing Plan, (2) the direct or indirect acquisition or disposition in the secondary market of the Offered Certificates by an Plan and (3) the holding of Offered Certificates by a Plan. However, no exemption is provided from the restrictions of Sections 406(a)(1)(E), 406(a)(2) and 407 of ERISA for the acquisition or holding of an Offered Certificate on behalf of an "Excluded Plan" by any person who has discretionary authority or renders investment advice with respect to the assets of the Excluded Plan. For purposes of this prospectus, an "Excluded Plan" is a Plan sponsored by any member of the Restricted Group.

If certain specific conditions of the Exemption are also satisfied, the Exemption may provide an exemption from the restrictions imposed by Sections 406(b)(1) and (b)(2) of ERISA and the taxes imposed by Code Section 4975(c)(1)(E) in connection with (1) the direct or indirect sale, exchange or transfer of Offered Certificates in the initial issuance of certificates between the depositor or the underwriters and a Plan when the person who has discretionary authority or renders investment advice with respect to the investment of Plan assets in those certificates is (a) a borrower with respect to 5% or less of the fair market value of the mortgage loans or (b) an affiliate of that person, (2) the direct or indirect acquisition or disposition in the secondary market of Offered Certificates by a Plan and (3) the holding of Offered Certificates by a Plan.

Further, if certain specific conditions of the Exemption are satisfied, the Exemption may provide an exemption from the restrictions imposed by Sections 406(a), 406(b) and 407(a) of ERISA, and the taxes imposed by Code Sections 4975(a) and (b) by reason of Code Section 4975(c) for transactions in connection with the servicing, management and operation of the pool of mortgage loans.

A fiduciary of a Plan should consult with its counsel with respect to the applicability of the Exemption. The fiduciary of a plan not subject to ERISA or Code Section 4975, such as a governmental plan, should determine the need for and availability of exemptive relief under applicable Similar Law. A purchaser of

an Offered Certificate should be aware, however, that even if the conditions specified in one or more exemptions are satisfied, the scope of relief provided by an exemption may not cover all acts which might be construed as prohibited transactions.

Insurance Company General Accounts

Sections I and III of Prohibited Transaction Class Exemption ("PTCE") 95-60 exempt from the application of the prohibited transaction provisions of Sections 406(a), 406(b) and 407(a) of ERISA and Code Section 4975 transactions in connection with the acquisition of a security (such as a certificate issued by the issuing entity) as well as the servicing, management and operation of a trust (such as the issuing entity) in which an insurance company general account has an interest as a result of its acquisition of certificates issued by the issuing entity, provided that certain conditions are satisfied. If these conditions are met, insurance company general accounts investing assets that are treated as assets of Plans would be allowed to purchase certain classes of certificates which do not meet the ratings requirements of the Exemption. All other conditions of the Exemption would have to be satisfied in order for PTCE 95-60 to be available. Before purchasing any class of offered certificates, an insurance company general account seeking to rely on Sections I and III of PTCE 95-60 should itself confirm that all applicable conditions and other requirements have been satisfied.

Section 401(c) of ERISA provides certain exemptive relief from the provisions of Part 4 of Title I of ERISA and Code Section 4975, including the prohibited transaction restrictions imposed by ERISA and the related excise taxes imposed by the Code, for transactions involving an insurance company general account. Pursuant to Section 401(c) of ERISA, the DOL issued regulations ("401(c) Regulations"), generally effective July 5, 2001, to provide guidance for the purpose of determining, in cases where insurance policies supported by an insured's general account are issued to or for the benefit of a Plan on or before December 31, 1998, which general account assets constitute Plan assets. Any assets of an insurance company general account which support insurance policies issued to a Plan after December 31, 1998 or issued to Plans on or before December 31, 1998 for which the insurance company does not comply with the 401(c) Regulations may be treated as Plan assets. In addition, because Section 401(c) of ERISA does not relate to insurance company separate accounts, separate account assets are still generally treated as Plan assets of any Plan invested in that separate account. Insurance companies contemplating the investment of general account assets in the offered certificates should consult with their counsel with respect to the applicability of Section 401(c) of ERISA.

Unrelated Business Taxable Income; Residual Certificates

The purchase of a Residual Certificate by any employee benefit plan qualified under Code Section 401(a) and exempt from taxation under Code Section 501(a), including most varieties of Plans, may give rise to "unrelated business taxable income" as described in Code Sections 511-515 and 860E. Further, prior to the purchase of Residual Certificates, a prospective transferee may be required to provide an affidavit to a transferor that it is not, nor is it purchasing a Residual Certificate on behalf of, a ["Disqualified Organization]",which term as defined above includes certain tax-exempt entities not subject to Code Section 511 including certain governmental plans, as discussed above under the caption "*Material Federal Income Tax Considerations—Taxes That May Be Imposed on a REMIC—Prohibited Transactions*".

Due to the complexity of these rules and the penalties imposed upon persons involved in prohibited transactions, it is particularly important that potential investors who are Plan fiduciaries or who are investing Plan assets consult with their counsel regarding the consequences under ERISA and the Code of their acquisition and ownership of certificates.

THE SALE OF OFFERED CERTIFICATES TO A PLAN IS IN NO RESPECT A REPRESENTATION BY THE DEPOSITOR OR ANY OF THE UNDERWRITERS THAT THIS INVESTMENT MEETS ANY RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY PLANS GENERALLY OR ANY PARTICULAR PLAN, OR THAT THIS INVESTMENT IS APPROPRIATE FOR PLANS GENERALLY OR ANY PARTICULAR PLAN.

LEGAL INVESTMENT

[SPECIFY CLASSES] [None of the] classes of Offered Certificates will constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984, as amended ("SMMEA"). Generally, the only classes of Offered Certificates which will qualify as "mortgage related securities" will be those that (1) are rated in one of the two highest rating categories by at least one nationally recognized statistical rating organization, as defined in Section 3(a)(62) of the Exchange Act ("NRSRO"); and (2) are part of a series evidencing interests in a trust consisting of loans originated by certain types of originators specified in SMMEA and secured by first liens on real estate.

Although Section 939(e) of the Dodd-Frank Act amended SMMEA, effective July 21, 2012, so as to require the SEC to establish creditworthiness standards by that date in substitution for the foregoing ratings test, the SEC has neither proposed nor adopted a rule establishing new creditworthiness standards for purposes of SMMEA as of the date of this prospectus. However, the SEC has issued a transitional interpretation (Release No. 34-67448 (effective July 20, 2012)), which provides that, until such time as final rules establishing new standards of creditworthiness become effective, the standard of creditworthiness for purposes of the definition of the term "mortgage related security" is a security that is rated in one of the two highest rating categories by at least one NRSRO. Depending on the standards of creditworthiness that are ultimately established by the SEC, it is possible that certain classes of Offered Certificates specified to be "mortgage related securities" for purposes of SMMEA may no longer qualify as such as of the time such new standards are effective.

The appropriate characterization of the Offered Certificates under various legal investment restrictions, and thus the ability of investors subject to those restrictions to purchase the Offered Certificates, are subject to significant interpretive uncertainties. We make no representation as to the proper characterization of the Offered Certificates for legal investment, financial institution regulatory, or other purposes, or as to the ability of particular investors to purchase any Offered Certificates under applicable legal investment restrictions. Further, any ratings downgrade of a class of Offered Certificates by an NRSRO to less than an "investment grade" rating (*i.e.*, lower than the top four rating categories) may adversely affect the ability of an investor to purchase or retain, or otherwise impact the regulatory characteristics of, that class. The uncertainties described above (and any unfavorable future determinations concerning the legal investment or financial institution regulatory characteristics of the Offered Certificates) may adversely affect the liquidity and market value of the Offered Certificates.

Accordingly, if your investment activities are subject to legal investment laws and regulations, regulatory capital requirements, or review by regulatory authorities, you should consult with your own legal advisors in determining whether and to what extent the Offered Certificates constitute legal investments or are subject to investment, capital, or other regulatory restrictions.

The issuing entity will not be registered under the Investment Company Act of 1940, as amended. The issuing entity will be relying on an exclusion or exemption from the definition of "investment company" under the Investment Company Act of 1940, as amended contained in Section 3(c)(5) of the Investment Company Act of 1940, as amended, or Rule 3a-7 under the Investment Company Act of 1940, as amended, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a "covered fund" for purposes of the Volcker Rule under the Dodd-Frank Act.

LEGAL MATTERS

The validity of the certificates and material federal income tax matters will be passed upon for the depositor by Cadwalader, Wickersham & Taft LLP. Certain legal matters will be passed upon for the underwriters by [_____].

RATINGS

It is a condition to their issuance that the Offered Certificates receive investment grade credit ratings from each of the [___] Rating Agencies.

We are not obligated to maintain any particular rating with respect to any class of Offered Certificates. Changes affecting the Mortgaged Properties, the parties to the PSA or another person may have an adverse effect on the ratings of the Offered Certificates, and thus on the liquidity, market value and regulatory characteristics of the Offered Certificates, although such adverse changes would not necessarily be an event of default under the applicable Mortgage Loan.

The ratings address the likelihood of full and timely receipt by the Certificateholders of all distributions of interest at the applicable Pass-Through Rate on the Offered Certificates to which they are entitled on each distribution date and the ultimate payment in full of the Certificate Balance of each class of Offered Certificates on a date that it not later than the Rated Final Distribution Date with respect to such class of certificates. The Rated Final Distribution Date will be the distribution date in [RATED FINAL DISTRIBUTION DATE]. See "*Yield and Maturity Considerations*" and "*Pooling and Servicing Agreement—Advances*". Any ratings of each Offered Certificates should be evaluated independently from similar ratings on other types of securities.

The ratings are not a recommendation to buy, sell or hold securities, a measure of asset value or an indication of the suitability of an investment, and may be subject to revision or withdrawal at any time by any Rating Agency. In addition, these ratings do not address: (a) the likelihood, timing, or frequency of prepayments (both voluntary and involuntary) and their impact on interest payments or the degree to which such prepayments might differ from those originally anticipated, (b) the possibility that a Certificateholder might suffer a lower than anticipated yield, (c) the likelihood of receipt of yield maintenance charges, prepayment charges, prepayment premiums, prepayment fees or penalties, default interest or post-anticipated repayment date additional interest, (d) the likelihood of experiencing any Prepayment Interest Shortfalls, an assessment of whether or to what extent the interest payable on any class of Offered Certificates may be reduced in connection with any Prepayment Interest Shortfalls, or of receiving Compensating Interest Payments, (e) the tax treatment of the Offered Certificates or effect of taxes on the payments received, (f) the likelihood or willingness of the parties to the respective documents to meet their contractual obligations or the likelihood or willingness of any party or court to enforce, or hold enforceable, the documents in whole or in part, (g) an assessment of the yield to maturity that investors may experience, (h) the likelihood, timing or receipt of any payments of interest to the holders of the Offered Certificates resulting from an increase in the interest rate on any Mortgage Loan in connection with a Mortgage Loan modification, waiver or amendment, (i) Excess Interest, or (j) other non-credit risks, including, without limitation, market risks or liquidity.

The ratings take into consideration the credit quality of the underlying Mortgaged Properties and the Mortgage Loans, structural and legal aspects associated with the Offered Certificates, and the extent to which the payment stream of the Mortgage Loans is adequate to make payments required under the Offered Certificates. However, as noted above, the ratings do not represent an assessment of the likelihood, timing or frequency of principal prepayments (both voluntary and involuntary) by the borrowers, or the degree to which such prepayments might differ from those originally anticipated. In general, the ratings address credit risk and not prepayment risk. Ratings are forward-looking opinions about credit risk and express an agency's opinion about the ability and willingness of an issuer of securities to meet its financial obligations in full and on time. Ratings are not indications of investment merit. In addition, the ratings do not represent an assessment of the yield to maturity that investors may experience or the possibility that investors might not fully recover their initial investment in the event of delinquencies or defaults or rapid prepayments on the Mortgage Loans (including both voluntary and involuntary prepayments) or the application of any realized losses. In the event that holders of such certificates do not fully recover their investment as a result of rapid principal prepayments on the Mortgage Loans, all amounts "due" to such holders will nevertheless have been paid, and such result is consistent with the ratings assigned to such certificates. As indicated in this prospectus, holders of the certificates with Notional Amounts are entitled only to payments of interest on the related Mortgage Loans. If the Mortgage Loans were to prepay in the initial month, with the result that the holders of the certificates with

Notional Amounts receive only a single month's interest and therefore, suffer a nearly complete loss of their investment, all amounts "due" to such holders will nevertheless have been paid, and such result is consistent with the rating received on those certificates. The Notional Amounts of the certificates with Notional Amounts on which interest is calculated may be reduced by the allocation of realized losses and prepayments, whether voluntary or involuntary. The ratings do not address the timing or magnitude of reductions of such Notional Amount, but only the obligation to pay interest timely on the Notional Amount, as so reduced from time to time. Therefore, the ratings of the certificates with Notional Amounts should be evaluated independently from similar ratings on other types of securities. See "*Risk Factors—Other Risks Relating to the Certificates—Your Yield May Be Affected by Defaults, Prepayments and Other Factors*" and "*Yield and Maturity Considerations*".

Although the depositor will prepay fees for ongoing rating surveillance by certain of the Rating Agencies, the depositor has no obligation or ability to ensure that any Rating Agency performs ratings surveillance. In addition, a Rating Agency may cease ratings surveillance if the information furnished to that Rating Agency is insufficient to allow it to perform surveillance.

INDEX OF DEFINED TERMS

389

390

**CERTAIN CHARACTERISTICS OF THE MORTGAGE LOANS
AND MORTGAGED PROPERTIES
[(SCHEDULE AL)]**

Property Flag	ID	Property Name	Reporting Period Start	Reporting Period End	Mortgage Loan Originator	Original Balance($)	Cut-off Date Balance($)

Maturity or ARD Balance($)	General Property Type	Detailed Property Type	Original Interest Rate	Securitization Interest Rate	Interest Rate Type	Administrative Fee Rate	Primary Servicer	Interest Accrual Basis

Original Term to Maturity or ARD	Remaining Term to Maturity or ARD	Original Amortization Term	Remaining Amortization Term	Origination Date	First Payment Date	Payment Frequency	Payment Type	Maturity or ARD Date	ARD Loan (Yes/No)	Final Maturity Date

Monthly Debt Service($)	Annual Debt Service($)	Pari Passu Companion Loan Monthly Debt Service($)	Pari Passu Companion Loan Annual Debt Service($)	Interest Only (Yes/No)	ARM (Yes/No)	[ARM Index]	[ARM First Rate Adjustment Date]

[ARM First Rate Payment Adjustment Date]	[ARM Margin]	[ARM Lifetime Cap]	[ARM Lifetime Floor]	[ARM Rate Increase Limit]	[ARM Rate Decrease Limit]	[ARM Pay Adjustment Max ($/%)]	[ARM Rate Reset]

[ARM Pay Reset]	[ARM Index Look Back	Balloon (Yes/No)	Original Interest Only Period	Remaining Interest Only Period	Lockbox	Cash Management

Crossed With Other Loans	Related Borrower Group	NOI DSCR	NCF DSCR	Underwritten NOI DSCR	Underwritten NCF DSCR	Grace Period	Payment Date	Appraised Value ($)

Appraisal Source	Appraisal Date	Appraisal As-of Date	FIRREA Compliant (Yes/No)	Cut-Off Date LTV Ratio	LTV Ratio at Maturity or ARD	Address

City	County	State	Zip Code	Year Built	Year Renovated	Net Rentable Area (SF/Units/Rooms/ Pads/Beds/Homes)	Units of Measure

Loan per Net Rentable Area (SF/Units/Rooms/ Pads/Beds/Homes) ($)	Prepayment Provisions (# of payments)	Prepayment Premium (Yes/No)	Prepayment Premium End Date	Most Recent TTM Operating Statements End Date	Most Recent Revenue ($)	Most Recent EGI ($)

Most Recent Operating Expenses($)	Most Recent NOI($)	Second Most Recent Operating Statements Date	Second Most Recent EGI($)	Second Most Recent Expenses($)	Second Most Recent NOI($)	Third Most Recent Operating Statements Date	Third Most Recent EGI($)	Third Most Recent Expenses($)

Third Most Recent NOI($)	Underwriting Criteria Met (Yes/No)	Underwritten NOI Debt Yield	Underwritten NCF Debt Yield	Underwritten Revenue($)	Underwritten EGI($)	Underwritten Expenses($)	Underwritten NOI ($)	Underwritten Reserves($)

Underwritten TI/LC($)	Underwritten NCF ($)	Ownership Interest	Ground Lease Expiration	Ground Lease Extension Terms	Largest Tenant			SF

A-1-3

	2nd Largest Tenant			SF	Lease Expiration	3rd Largest Tenant	
Lease Expiration							

SF	Lease Expiration	4th Largest Tenant			SF	Lease Expiration	5th Largest Tenant		SF

Lease Expiration	Occupancy	Occupancy As-of Date	Lease Rollover Review Date	Property Status	Upfront Replacement Reserves($)	Monthly Replacement Reserves ($)	Upfront TI/LC Reserves ($)	Monthly TI/LC Reserves ($)	Upfront Tax Reserves ($)

Monthly Tax Reserves ($)	Upfront Insurance Reserves($)	Monthly Insurance Reserves ($)	Upfront Engineering Reserve($)	Other Reserves ($)	Other Reserves Description	Environmental Report Date	Engineering Report Date

Loan Purpose	Sponsor	Guarantor	Existing Additional Debt Amount	Existing Additional Debt Description

A-1-4

Future Debt Permitted Type	Deferred Interest Cumulative	Deferred Interest Collected	Workout Strategy	Modification (Yes/No)	[Date of Modification]	[Modification Code]	[Post Modification Code]	[Post Modification Payment ($)]

[Post Modification Maturity Date]	[Post Modification Amortization Period]	[Special Servicer Transfer Date]	[Master Servicer Transfer Date]	Repurchase Demand (Yes/No)	[Status of Repurchase Demand]	[Repurchase Amount]	[Demand Resolution Date]	[Repurchaser]

[Repurchase Reason]	[Underwriting Exception]

FOOTNOTES TO ANNEX A-1

(1) "GACC" denotes German American Capital Corporation, as Mortgage Loan Seller [INCLUDE OTHER MORTGAGE LOAN SELLERS]

[INCLUDE OTHER FOOTNOTES TO EXPLAIN PARTICULAR UNIQUE LOAN OR PROPERTY ITEMS AS APPROPRIATE]

CERTAIN POOL CHARACTERISTICS OF THE MORTGAGE LOANS AND MORTGAGED PROPERTIES

Distribution of Cut-off Date Balances[1]

Range of Cut-off Date Balances	Number of Mortgage Loans	Aggregate Cut-off Date Balance	% of Initial Outstanding Pool Balance	Weighted Averages				
				Mortgage Rate	Stated Remaining Term (Mos.)[2]	U/W NCF DSCR	Cut-off Date LTV Ratio [3][4]	Maturity Date or ARD LTV[3]
Total/Weighted Average								

Distribution of Mortgage Rates[1]

Range of Mortgage Rates	Number of Mortgage Loans	Aggregate Cut-off Date Balance	% of Initial Outstanding Pool Balance	Weighted Averages				
				Mortgage Rate	Stated Remaining Term (Mos.)[2]	U/W NCF DSCR	Cut-off Date LTV Ratio [3][4]	Maturity Date or ARD LTV[3]
Total/Weighted Average								

Property Type Distribution[1][5]

Property Type	Number of Mortgaged Properties	Aggregate Cut-off Date Balance	% of Initial Outstanding Pool Balance	Number of Units/Rooms/Pads/ NRA/Beds/Keys	Weighted Averages					
					Cut-off Date Balance per Unit/Room/Pad/ NRA/Bed/Key	Mortgage Rate	Stated Remaining Term (Mos.)[2]	Occupancy	U/W NCF DSCR	Cut-off Date LTV Ratio [3][4]	Maturity Date or ARD LTV[3]
Total/Weighted Average										

Geographic Distribution[1][5]

| State/Location | Number of Mortgaged Properties | Aggregate Cut-off Date Balance | % of Initial Outstanding Pool Balance | Weighted Averages | | | | |
				Mortgage Rate	Stated Remaining Term (Mos.)[2]	U/W NCF DSCR	Cut-off Date LTV Ratio[3][4]	Maturity Date or ARD LTV[3]
Total/Weighted Average								

Distribution of Cut-off Date LTV Ratios[1][3][4]

| Range of Cut-off Date LTV Ratios | Number of Mortgage Loans | Aggregate Cut-off Date Balance | % of Initial Outstanding Pool Balance | Weighted Averages | | | | |
				Mortgage Rate	Stated Remaining Term (Mos.)[2]	U/W NCF DSCR	Cut-off Date LTV Ratio	Maturity Date or ARD LTV
Total/Weighted Average								

Distribution of Maturity Date or ARD LTV Ratios[1][3]

| Range of LTV Ratios at Maturity or ARD | Number of Mortgage Loans | Aggregate Cut-off Date Balance | % of Initial Outstanding Pool Balance | Weighted Averages | | | | |
				Mortgage Rate	Stated Remaining Term (Mos.)[2]	U/W NCF DSCR	Cut-off Date LTV Ratio[4]	Maturity Date or ARD LTV
Total/Weighted Average								

Distribution of Underwritten NCF Debt Service Coverage Ratios[1]

| Range of Underwritten NCF Debt Service Coverage Ratios | Number of Mortgage Loans | Aggregate Cut-off Date Balance | % of Initial Outstanding Pool Balance | Weighted Averages | | | | |
				Mortgage Rate	Stated Remaining Term (Mos.)[2]	U/W NCF DSCR	Cut-off Date LTV Ratio[3][4]	Maturity Date or ARD LTV[3]
Total/Weighted Average								

Original Terms to Maturity or ARD[1][2]

Original Terms to Maturity or ARD	Number of Mortgage Loans	Aggregate Cut-off Date Balance	% of Initial Outstanding Pool Balance	Weighted Averages				
				Mortgage Rate	Stated Remaining Term (Mos.)	U/W NCF DSCR	Cut-off Date LTV Ratio [3][4]	Maturity Date or ARD LTV [3]
Total/Weighted Average								

Distribution of Remaining Terms to Maturity or ARD[1][2]

Range of Remaining Terms to Maturity or ARD	Number of Mortgage Loans	Aggregate Cut-off Date Balance	% of Initial Outstanding Pool Balance	Weighted Averages				
				Mortgage Rate	Stated Remaining Term (Mos.)	U/W NCF DSCR	Cut-off Date LTV Ratio [3][4]	Maturity Date or ARD LTV [3]
Total/Weighted Average								

Distribution of Underwritten NOI Debt Yields[1][4]

Range of Underwritten NOI Debt Yields	Number of Mortgage Loans	Aggregate Cut-off Date Balance	% of Initial Outstanding Pool Balance	Weighted Averages				
				Mortgage Rate	Stated Remaining Term (Mos.)[2]	U/W NCF DSCR	Cut-off Date LTV Ratio [3]	Maturity Date or ARD LTV [3]
Total/Weighted Average								

Amortization Types[1]

Amortization Type	Number of Mortgage Loans	Aggregate Cut-off Date Balance	% of Initial Outstanding Pool Balance	Weighted Averages				
				Mortgage Rate	Stated Remaining Term (Mos.)[2]	U/W NCF DSCR	Cut-off Date LTV Ratio [3][4]	Maturity Date or ARD LTV [3]
Total/Weighted Average								

Footnotes:

(1) With respect to the each pari passu whole loan, LTV, DSCR, debt yield and cut-off balance per Unit/Room/Pad/NRA/Bed/Key calculations include the related *pari passu* companion loan(s).

(2) In the case of the [__] mortgage loans with anticipated repayment dates, Original Terms to Maturity or ARD (Mos.) and Remaining Terms to Maturity (Mos.) is through the related anticipated repayment date.

(3) With respect to [__] mortgage loans, representing [__]% of the aggregate initial outstanding principal balance, the Cut-off Date LTV and Maturity Date or ARD LTV have in certain cases been calculated based on the "as-stabilized" or "as-hypothetical" value. For additional information, see the Footnotes to Annex A-1 in the Free Writing Prospectus.

(4) With respect to [__] mortgage loans, representing [__]% of the aggregate initial outstanding principal balance, the Cut-off Date LTV and U/W NOI Debt Yield have been calculated net of any related earnouts. For additional information, see the Footnotes to Annex A-1 in the Free Writing Prospectus.

(5) Reflects allocated loan amount for properties securing multi-property mortgage loans.

DESCRIPTION OF TOP TEN MORTGAGE LOANS AND ADDITIONAL MORTGAGE LOAN INFORMATION

[INSERT PROPERTY PHOTOGRAPHS]

[ADDRESS]	Collateral Asset Summary – Loan No. [__] **[SIGNIFICANT OBLIGOR]**	**Cut-off Date Balance:** $[_____] **Cut-off Date LTV:** [___]% **U/W NCF DSCR:** [___]x **U/W NOI Debt Yield:** [___]%

Mortgage Loan Information	
Loan Seller:	[_____]
Loan Purpose:	[_____]
Sponsors:	[_____]
Borrowers:	[_____]
Original Balance:	$[_____]
Cut-off Date Balance:	$[_____]
% by Initial UPB:	[_____]%
Interest Rate:	[_____]%
Payment Date:	[_____]
First Payment Date:	[_____]
Maturity Date:	[_____]
Amortization:	[_____] months
Additional Debt:	[_____]
Call Protection:	[_____]
Lockbox / Cash Management:	[_____] / [_____]

Reserves(1)		
	Initial	**Monthly**
[TYPE]:	[_____]	[_____]

Financial Information	
Cut-off Date Balance / Sq. Ft.:	$[___]
Balloon Balance / Sq. Ft.:	$[___]
Cut-off Date LTV:	[___]%
Balloon LTV:	[___]%
Underwritten NOI DSCR:	[___]x
Underwritten NCF DSCR:	[___]x
Underwritten NOI Debt Yield:	[___]%
Underwritten NCF Debt Yield:	[___]%
Underwritten NOI Debt Yield at Balloon:	[___]%
Underwritten NCF Debt Yield at Balloon:	[___]%

Property Information	
Single Asset / Portfolio:	[_____]
Property Type:	[_____]
Collateral:	[_____]
Location:	[_____]
Year Built / Renovated:	[_____] / [_____]
Total Sq. Ft.:	[_____]
Total Collateral Sq. Ft.:	[_____]
Property Management:	[_____]
Underwritten NOI:	$[_____]
Underwritten NCF:	$[_____]
Appraised Value:	$[_____]
Appraisal Date:	[_____]

Historical NOI	
Most Recent NOI:	$[_____] ([_____])
20[__] NOI:	$[_____] ([_____])
20[__] NOI:	$[_____] ([_____])
20[__] NOI:	$[_____] ([_____])

Historical Occupancy	
Most Recent Occupancy:	[___]% ([_____])
20[__] Occupancy:	[___]% ([_____])
20[__] Occupancy:	[___]% ([_____])
20[__] Occupancy:	[___]% ([_____])
20[__] Occupancy:	[___]% ([_____])
20[__] Occupancy:	[___]% ([_____])

(1)   See "Initial Reserves" and "Ongoing Reserves" herein.

[ADDRESS]	Collateral Asset Summary – Loan No. [__] **[SIGNIFICANT OBLIGOR]**	**Cut-off Date Balance:** $[_____] **Cut-off Date LTV:** [___]% **U/W NCF DSCR:** [___]x **U/W NOI Debt Yield:** [___]%

Tenant Summary								
Tenant Mix	**Ratings**	**Total Sq. Ft.**	**% of Total Collateral Sq. Ft.**	**Lease Expiration**	**Annual UW Base Rent PSF**	**Total Sales (000s)[2]**	**Sales PSF[2]**	**Occupancy Cost[2]**
[EACH OF THE THREE LARGEST TENANTS]								

[ADDRESS]	Collateral Asset Summary – Loan No. [__] **[SIGNIFICANT OBLIGOR]**	**Cut-off Date Balance:** $[_____] **Cut-off Date LTV:** [___]% **U/W NCF DSCR:** [___]x **U/W NOI Debt Yield:** [___]%

Lease Rollover Schedule[1]								
Year	**# of Leases Expiring**	**Total Expiring Sq. Ft.**	**% of Total Sq. Ft. Expiring**	**Cumulative Sq. Ft. Expiring**	**Cumulative % of Sq. Ft. Expiring**	**Annual U/W Base Rent PSF**	**% U/W Base Rent Rolling**	**Cumulative % of U/W Base Rent**
MTM								
20[__]								
20[__]								
20[__]								
20[__]								
20[__]								
20[__]								
20[__]								
20[__]								
20[__]								
20[__]								
20[__]								
Thereafter								
Vacant								
Total / Wtd. Avg.								

(1) A limited number of tenants have lease termination options related to co-tenancy provisions and sales thresholds that may become exercisable prior to the originally stated expiration date of the tenant lease and that are not considered in the lease rollover schedule or the site plan.

The Loan. [DISCLOSURE WILL BE ADDED REGARDING THE MORTGAGE LOAN.]

Sources and Uses					
Sources	**Proceeds**	**% of Total**	**Uses**	**Proceeds**	**% of Total**
Total Sources			**Total Uses**		

The Borrower / Sponsor. [DISCLOSURE WILL BE ADDED REGARDING THE BORROWER AND SPONSOR.]

The Property. [DISCLOSURE WILL BE ADDED REGARDING THE PROPERTY.]

Historical Sales PSF[1]						
	20[__]	**20[__]**	**20[__]**	**20[__]**	**20[__]**	**Occupancy Cost**
Total / Wtd Avg.						

(1) Historical Sales PSF is based on historical operating statements provided by the borrower.

[Renovation. [DISCLOSURE WILL BE ADDED REGARDING ANY PLANNED MATERIAL RENOVATION, IMPROVEMENT OR DEVELOPMENT OF THE PROPERTY, INCLUDING THE ESTIMATED COST AND METHOD OF FINANCING, IF APPLICABLE.]]

Environmental Matters. [DISCLOSURE WILL BE ADDED REGARDING ANY ENVIRONMENTAL MATTERS.]

Major Tenants. [DISCLOSURE WILL BE ADDED FOR EACH TENANT OCCUPYING 10% OR MORE OF THE TOTAL RENTABLE SQUARE FOOTAGE OF THE PROPERTY REGARDING THE TENANT'S PRINCIPAL NATURE OF BUSINESS AND THE PRINCIPAL LEASE PROVISIONS, INCLUDING RENTAL *PER ANNUM*, EXPIRATION DATE AND RENEWAL OPTIONS.]

The Market. [DISCLOSURE WILL BE ADDED REGARDING THE SURROUNDING REAL ESTATE MARKET AND THE PROPERTY'S COMPETITIVE SET.]

Cash Flow Analysis.

Cash Flow Analysis						
	20[__]	**20[__]**	**20[__]**	**20[__]**	**U/W**	**U/W PSF**
Net Operating Income						
Net Cash Flow						
Average Effective Annual Rent PSF						

Property Management.   [DISCLOSURE WILL BE ADDED REGARDING MANAGEMENT OF THE PROPERTY.]

Lockbox / Cash Management.   [DISCLOSURE WILL BE ADDED REGARDING THE LOCKBOX AND ANY CASH MANAGEMENT ARRANGEMENTS.]

Initial Reserves.   [DISCLOSURE WILL BE ADDED REGARDING ANY INITIAL RESERVES.]

Ongoing Reserves.   [DISCLOSURE WILL BE ADDED REGARDING ANY ONGOING RESERVES.]

Current Mezzanine or Subordinate Indebtedness.   [DISCLOSURE WILL BE ADDED REGARDING ANY MEZZANINE OR SUBORDINATE INDEBTEDNESS.]

Future Mezzanine or Subordinate Indebtedness Permitted.   [DISCLOSURE WILL BE ADDED REGARDING ANY PERMITTED MEZZANINE OR SUBORDINATE INDEBTEDNESS.]

Partial Release and Substitution.   [DISCLOSURE WILL BE ADDED REGARDING ANY PARTIAL RELEASE OR SUBSTITUTION PERMITTED UNDER THE LOAN DOCUMENTS.]

[Other Encumbrances. [DISCLOSURE WILL BE ADDED REGARDING ANY OTHER MATERIAL MORTGAGES, LIENS OR OTHER ENCUMBRANCES AGAINST THE PROPERTY, IF APPLICABLE.]]

[INSERT FLOORPLAN OR MAP]

[INSERT PROPERTY PHOTOGRAPHS]

[ADDRESS]	Collateral Asset Summary – Loan No. [___] **[MORTGAGE LOAN]**	**Cut-off Date Balance:** $[_____] **Cut-off Date LTV:** [___]% **U/W NCF DSCR:** [___]x **U/W NOI Debt Yield:** [___]%

Mortgage Loan Information

Loan Seller:	[_____]
Loan Purpose:	[_____]
Sponsors:	[_____]
Borrowers:	[_____]
Original Balance:	$[_____]
Cut-off Date Balance:	$[_____]
% by Initial UPB:	[_____]%
Interest Rate:	[_____]%
Payment Date:	[_____]
First Payment Date:	[_____]
Maturity Date:	[_____]
Amortization:	[_____] months
Additional Debt:	[_____]
Call Protection:	[_____]
Lockbox / Cash Management:	[_____] / [_____]

Reserves(1)

	Initial	Monthly
[TYPE]:	[_____]	[_____]

Financial Information

Cut-off Date Balance / Sq. Ft.:	$[___]
Balloon Balance / Sq. Ft.:	$[___]
Cut-off Date LTV:	[___]%
Balloon LTV:	[___]%
Underwritten NOI DSCR:	[___]x
Underwritten NCF DSCR:	[___]x
Underwritten NOI Debt Yield:	[___]%
Underwritten NCF Debt Yield:	[___]%
Underwritten NOI Debt Yield at Balloon:	[___]%
Underwritten NCF Debt Yield at Balloon:	[___]%

Property Information

Single Asset / Portfolio:	[_____]
Property Type:	[_____]
Collateral:	[_____]
Location:	[_____]
Year Built / Renovated:	[_____] / [_____]
Total Sq. Ft.:	[_____]
Total Collateral Sq. Ft.:	[_____]
Property Management:	[_____]
Underwritten NOI:	$[_____]
Underwritten NCF:	$[_____]
Appraised Value:	$[_____]
Appraisal Date:	[_____]

Historical NOI

Most Recent NOI:	$[_____] ([_____])
20[__] NOI:	$[_____] ([_____])
20[__] NOI:	$[_____] ([_____])
20[__] NOI:	$[_____] ([_____])

Historical Occupancy

Most Recent Occupancy:	[___]% ([_____])
20[__] Occupancy:	[___]% ([_____])
20[__] Occupancy:	[___]% ([_____])
20[__] Occupancy:	[___]% ([_____])

(2) See "Initial Reserves" and "Ongoing Reserves" herein.

[ADDRESS]	Collateral Asset Summary – Loan No. [__] **[MORTGAGE LOAN]**	**Cut-off Date Balance:** $[_____] **Cut-off Date LTV:** [____]% **U/W NCF DSCR:** [____]x **U/W NOI Debt Yield:** [____]%

Tenant Summary							
Tenant Mix	**Ratings**	**Total Sq. Ft.**	**% of Total Collateral Sq. Ft.**	**Lease Expiration**	**Annual UW Base Rent PSF**	**Total Sales (000s)[2]**	**Sales PSF[2]**	**Occupancy Cost[2]**
[EACH OF THE THREE LARGEST TENANTS]							

					Collateral Asset Summary – Loan No. [__]		Cut-off Date Balance:	$[_____]

[ADDRESS]	Collateral Asset Summary – Loan No. [__] **[MORTGAGE LOAN]**	Cut-off Date Balance:	$[_____]
		Cut-off Date LTV:	[___]%
		U/W NCF DSCR:	[___]x
		U/W NOI Debt Yield:	[___]%

Lease Rollover Schedule[1]

Year	# of Leases Expiring	Total Expiring Sq. Ft.	% of Total Sq. Ft. Expiring	Cumulative Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Annual U/W Base Rent PSF	% U/W Base Rent Rolling	Cumulative % of U/W Base Rent
MTM								
20[__]								
20[__]								
20[__]								
20[__]								
20[__]								
20[__]								
20[__]								
20[__]								
20[__]								
20[__]								
20[__]								
Thereafter								
Vacant								
Total / Wtd. Avg.								

(2)   A limited number of tenants have lease termination options related to co-tenancy provisions and sales thresholds that may become exercisable prior to the originally stated expiration date of the tenant lease and that are not considered in the lease rollover schedule or the site plan.

The Loan. [DISCLOSURE WILL BE ADDED REGARDING THE MORTGAGE LOAN.]

Sources and Uses

Sources	Proceeds	% of Total	Uses	Proceeds	% of Total
Total Sources			**Total Uses**		

The Borrower / Sponsor.   [DISCLOSURE WILL BE ADDED REGARDING THE BORROWER AND SPONSOR.]

The Property.   [DISCLOSURE WILL BE ADDED REGARDING THE PROPERTY.]

Historical Sales PSF[1]

	20[__]	20[__]	20[__]	20[__]	20[__]	Occupancy Cost
Total / Wtd Avg.						

(2)   Historical Sales PSF is based on historical operating statements provided by the borrower.

Environmental Matters. [DISCLOSURE WILL BE ADDED REGARDING ANY ENVIRONMENTAL MATTERS.]

The Market.   [DISCLOSURE WILL BE ADDED REGARDING THE SURROUNDING REAL ESTATE MARKET AND THE PROPERTY'S COMPETITIVE SET.]

Cash Flow Analysis.

Cash Flow Analysis

	20[__]	20[__]	20[__]	20[__]	U/W	U/W PSF
Net Operating Income						
Net Cash Flow						

Property Management.   [DISCLOSURE WILL BE ADDED REGARDING MANAGEMENT OF THE PROPERTY.]

Lockbox / Cash Management.   [DISCLOSURE WILL BE ADDED REGARDING THE LOCKBOX AND ANY CASH MANAGEMENT ARRANGEMENTS.]

Initial Reserves.   [DISCLOSURE WILL BE ADDED REGARDING ANY INITIAL RESERVES.]

Ongoing Reserves.   [DISCLOSURE WILL BE ADDED REGARDING ANY ONGOING RESERVES.]

Current Mezzanine or Subordinate Indebtedness. [DISCLOSURE WILL BE ADDED REGARDING ANY MEZZANINE OR SUBORDINATE INDEBTEDNESS.]

Future Mezzanine or Subordinate Indebtedness Permitted. [DISCLOSURE WILL BE ADDED REGARDING ANY PERMITTED MEZZANINE OR SUBORDINATE INDEBTEDNESS.]

Partial Release and Substitution. [DISCLOSURE WILL BE ADDED REGARDING ANY PARTIAL RELEASE OR SUBSTITUTION PERMITTED UNDER THE LOAN DOCUMENTS.]

[Other Encumbrances. [DISCLOSURE WILL BE ADDED REGARDING ANY OTHER MATERIAL MORTGAGES, LIENS OR OTHER ENCUMBRANCES AGAINST THE PROPERTY, IF APPLICABLE.]]

[INSERT FLOORPLAN OR MAP]

FORM OF REPORT TO CERTIFICATEHOLDERS

FORM OF OPERATING ADVISOR ANNUAL REPORT[1]

Report Date: After the occurrence and during the continuance of a Control Termination Event, this report will be delivered annually no later than INSERT DATE], pursuant to the terms and conditions of the Pooling and Servicing Agreement.
Transaction: [_____]
Operating Advisor: [_____]
Special Servicer: [_____]
Directing Certificateholder: [●]

I. Population of Mortgage Loans that Were Considered in Compiling this Report

1. The Special Servicer has notified the Operating Advisor that [●] Specially Serviced Mortgage Loans were transferred to special servicing in the prior calendar year [INSERT YEAR].

   a. [●] of those Specially Serviced Mortgage Loans are still being analyzed by the Special Servicer as part of the development of an Asset Status Report.

   b. Asset Status Reports were issued with respect to [●] of such Specially Serviced Mortgage Loans. This report is based only on the Specially Serviced Mortgage Loans in respect of which an Asset Status Report has been issued. The Asset Status Reports may not yet be fully implemented.

II. Executive Summary

Based on the requirements and qualifications set forth in the Pooling and Servicing Agreement, as well as the items listed below, the Operating Advisor (in accordance with the Operating Advisor's analysis requirements outlined in the Pooling and Servicing Agreement) has undertaken a limited review of the Special Servicer's operational activities to service certain Specially Serviced Mortgage Loans in accordance with the Servicing Standard. Based on such limited review, the Operating Advisor [does, does not] believe there are material violations of the Special Servicer's compliance with its obligations under the Pooling and Servicing Agreement. In addition, the Operating Advisor notes the following: [PROVIDE SUMMARY OF ANY ADDITIONAL MATERIAL INFORMATION].

In connection with the assessment set forth in this report, the Operating Advisor:

1. Reviewed the Asset Status Reports, the Special Servicer's assessment of compliance report, attestation report by a third party regarding the Special Servicer's compliance with its obligations and net present value calculations and Appraisal Reduction calculations and [LIST OTHER REVIEWED INFORMATION] for the following [●] Specially Serviced Mortgage Loans: [List applicable mortgage loans]

2. Consulted with the Special Servicer as provided under the Pooling and Servicing Agreement. The Operating Advisor's analysis of the Asset Status Reports (including related net present value calculations and Appraisal Reduction calculations) related to the Specially Serviced Mortgage Loans should be considered a limited investigation and not be considered a full or limited audit. For instance, we did not review each page of the Special Servicer's policy and

---

[1] This report is an indicative report and does not reflect the final form of annual report to be used in any particular year. The Operating Advisor will have the ability to modify or alter the organization and content of any particular report, subject to the compliance with the terms of the Pooling and Servicing Agreement, including, without limitation, provisions relating to Privileged Information.

procedure manuals (including amendments and appendices), re-engineer the quantitative aspects of their net present value calculator, visit any property, visit the Special Servicer, visit the Directing Certificateholder or interact with any borrower. In addition, our review of the net present value calculations and Appraisal Reduction calculations is limited to the mathematical accuracy of the calculations and the corresponding application of the non-discretionary portions of the applicable formulas, and as such, does not take into account the reasonableness of the discretionary portions of such formulas.

III. **Specific Items of Review**

1. The Operating Advisor reviewed the following items in connection with the generation of this report: [LIST MATERIAL ITEMS].

2. During the prior year, the Operating Advisor consulted with the Special Servicer regarding its strategy plan for a limited number of issues related to the following Specially Serviced Mortgage Loans: [LIST]. The Operating Advisor participated in discussions and made strategic observations and recommended alternative courses of action to the extent it deemed such observations and recommendations appropriate. The Special Servicer [agreed with/did not agree with] the material recommendations made by the Operating Advisor. Such recommendations generally included the following: [LIST].

3. Appraisal Reduction calculations and net present value calculations:

4. The Operating Advisor [received/did not receive] information necessary to recalculate and verify the accuracy of the mathematical calculations and the corresponding application of the non-discretionary portions of the applicable formulas required to be utilized in connection with any Appraisal Reduction or net present value calculations used in the special servicer's determination of what course of action to take in connection with the workout or liquidation of a Specially Serviced Mortgage Loan prior to the utilization by the special servicer.

   a. The operating advisor [agrees/does not agree] with the [mathematical calculations] [and/or] [the application of the applicable non-discretionary portions of the formula] required to be utilized for such calculation.

   b. After consultation with the special servicer to resolve any inaccuracy in the mathematical calculations or the application of the non-discretionary portions of the related formula in arriving at those mathematical calculations, such inaccuracy [has been/ has not been] resolved.

5. The following is a general discussion of certain concerns raised by the Operating Advisor discussed in this report: [LIST CONCERNS].

6. In addition to the other information presented herein, the Operating Advisor notes the following additional items, if any: [LIST ADDITIONAL ITEMS].

IV. **Qualifications Related to the Work Product Undertaken and Opinions Related to this Report**

1. The Operating Advisor did not participate in, or have access to, the Special Servicer's and Directing Certificateholder's discussion(s) regarding any Specially Serviced Mortgage Loan. The Operating Advisor does not have authority to speak with the Directing Certificateholder directly. As such, the Operating Advisor generally relied upon the information delivered to it by the Special Servicer as well as its interaction with the Special Servicer, if any, in gathering the relevant information to generate this report.

2. The Special Servicer has the legal authority and responsibility to service the Specially Serviced Mortgage Loans pursuant to the Pooling and Servicing Agreement. The Operating Advisor has no responsibility or authority to alter the standards set forth therein.

3. Confidentiality and other contractual limitations limit the Operating Advisor's ability to outline the details or substance of the discussions held between it and the Special Servicer regarding any Specially Serviced Mortgage Loans and certain information it reviewed in connection with its duties under the Pooling and Servicing Agreement. As a result, this report may not reflect all the relevant information that the Operating Advisor is given access to by the Special Servicer.

4. There are many tasks that the Special Servicer undertakes on an ongoing basis related to Specially Serviced Mortgage Loans. These include, but are not limited to, assumptions, ownership changes, collateral substitutions, capital reserve changes, etc. The Operating Advisor does not participate in any discussions regarding such actions. As such, Operating Advisor has not assessed the Special Servicer's operational compliance with respect to those types of actions.

5. The Operating Advisor is not empowered to speak with any investors directly. If the investors have questions regarding this report, they should address such questions to the certificate administrator through the certificate administrator's website.

Terms used but not defined herein have the meaning set forth in the Pooling and Servicing Agreement dated [_____].

MORTGAGE LOAN REPRESENTATIONS AND WARRANTIES

Each Mortgage Loan Seller will in its respective Mortgage Loan Purchase Agreement make, with respect to each Mortgage Loan sold by it that is included in the Issuing Entity, representations and warranties generally to the effect set forth below, as of the Closing Date, or as of such other date specifically provided in the applicable representation and warranty, subject to exceptions set forth in Annex E to this prospectus. Capitalized terms used but not otherwise defined in this Annex D will have the meanings set forth in this prospectus or, if not defined in this prospectus, in the related Mortgage Loan Purchase Agreement.

Each Mortgage Loan Purchase Agreement, together with the related representations and warranties, serves to contractually allocate risk between the related Mortgage Loan Seller, on the one hand, and the Issuing Entity, on the other. We present the related representations and warranties set forth below for the sole purpose of describing some of the terms and conditions of that risk allocation. The presentation of representations and warranties below is not intended as statements regarding the actual characteristics of the Mortgage Loans, the Mortgaged Properties or other matters. We cannot assure you that the Mortgage Loans actually conform to the statements made in the representations and warranties that we present below.

(1)   Whole Loan; Ownership of Mortgage Loans. Each Mortgage Loan is a whole loan and not a participation interest in a Mortgage Loan. At the time of the sale, transfer and assignment to Purchaser, no Note or Mortgage was subject to any assignment (other than assignments to the Seller), participation or pledge, and the Seller had good title to, and was the sole owner of, each Mortgage Loan free and clear of any and all liens, charges, pledges, encumbrances, participations, any other ownership interests on, in or to such Mortgage Loan other than any servicing rights appointment or similar agreement. Seller has full right and authority to sell, assign and transfer each Mortgage Loan, and the assignment to Purchaser constitutes a legal, valid and binding assignment of such Mortgage Loan free and clear of any and all liens, pledges, charges or security interests of any nature encumbering such Mortgage Loan.

(2)   Loan Document Status. Each related Note, Mortgage, Assignment of Leases, Rents and Profits (if a separate instrument), guaranty and other agreement executed by or on behalf of the related Borrower, guarantor or other obligor in connection with such Mortgage Loan is the legal, valid and binding obligation of the related Borrower, guarantor or other obligor (subject to any non-recourse provisions contained in any of the foregoing agreements and any applicable state anti-deficiency or market value limit deficiency legislation), as applicable, and is enforceable in accordance with its terms, except (i) as such enforcement may be limited by (a) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (b) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law) and (ii) that certain provisions in such Loan Documents (including, without limitation, provisions requiring the payment of default interest, late fees or prepayment/yield maintenance fees, charges and/or premiums) are, or may be, further limited or rendered unenforceable by or under applicable law, but (subject to the limitations set forth in clause (i) above) such limitations or unenforceability will not render such Loan Documents invalid as a whole or materially interfere with the mortgagee's realization of the principal benefits and/or security provided thereby (clauses (i) and (ii) collectively, the "Standard Qualifications").

Except as set forth in the immediately preceding sentences, there is no valid offset, defense, counterclaim or right of rescission available to the related Borrower with respect to any of the related Notes, Mortgages or other Loan Documents, including, without limitation, any such valid offset, defense, counterclaim or right based on intentional fraud by Seller in connection with the origination of the Mortgage Loan, that would deny the mortgagee the principal benefits intended to be provided by the Note, Mortgage or other Loan Documents.

(3)   <u>Mortgage Provisions</u>. The Loan Documents for each Mortgage Loan contain provisions that render the rights and remedies of the holder thereof adequate for the practical realization against the Mortgaged Property of the principal benefits of the security intended to be provided thereby, including realization by judicial or, if applicable, non-judicial foreclosure subject to the limitations set forth in the Standard Qualifications.

(4)   <u>Mortgage Status</u>; <u>Waivers and Modifications</u>. Since origination and except by written instruments set forth in the related Mortgage File or as otherwise provided in the related Mortgage Loan documents (a) the material terms of such Mortgage, Note, Mortgage Loan guaranty, and related Loan Documents have not been waived, impaired, modified, altered, satisfied, canceled, subordinated or rescinded in any respect; (b) no related Mortgaged Property or any portion thereof has been released from the lien of the related Mortgage in any manner which materially interferes with the security intended to be provided by such Mortgage or the use or operation of the remaining portion of such Mortgaged Property; and (c) neither the related Borrower nor the related guarantor has been released from its material obligations under the Mortgage Loan. With respect to each Mortgage Loan, except as contained in a written document included in the Mortgage File, there have been no modifications, amendments or waivers, that could be reasonably expected to have a material adverse effect on such Mortgage Loan consented to by Mortgage Loan Seller on or after [_____], 2015.

(5)   <u>Lien</u>; <u>Valid Assignment</u>. Subject to the Standard Qualifications, each assignment of Mortgage and assignment of Assignment of Leases, Rents and Profits to the Trust constitutes a legal, valid and binding assignment to the Trust. Each related Mortgage and Assignment of Leases, Rents and Profits is freely assignable without the consent of the related Borrower. Each related Mortgage is a legal, valid and enforceable first lien on the related Borrower's fee or leasehold interest in the Mortgaged Property in the principal amount of such Mortgage Loan or allocated loan amount (subject only to Permitted Encumbrances (as defined below) and the exceptions to paragraph (6) set forth in Annex E (each such exception, a "<u>Title Exception</u>")), except as the enforcement thereof may be limited by the Standard Qualifications. Such Mortgaged Property (subject to and excepting Permitted Encumbrances and the Title Exceptions) as of origination was, and as of the Cut-off Date, to the Seller's knowledge, is free and clear of any recorded mechanics' liens, recorded materialmen's liens and other recorded encumbrances which are prior to or equal with the lien of the related Mortgage, except those which are bonded over, escrowed for or insured against by a lender's title insurance policy (as described below), and, to the Seller's knowledge and subject to the rights of tenants (as tenants only) (subject to and excepting Permitted Encumbrances and the Title Exceptions), no rights exist which under law could give rise to any such lien or encumbrance that would be prior to or equal with the lien of the related Mortgage, except those which are bonded over, escrowed for or insured against by a lender's title insurance policy (as described below). Notwithstanding anything herein to the contrary, no representation is made as to the perfection of any security interest in rents or other personal property to the extent that possession or control of such items or actions other than the filing of Uniform Commercial Code ("<u>UCC</u>") financing statements is required in order to effect such perfection.

(6)   <u>Permitted Liens</u>; <u>Title Insurance</u>. Each Mortgaged Property securing a Mortgage Loan is covered by an American Land Title Association loan title insurance policy or a comparable form of loan title insurance policy approved for use in the applicable jurisdiction (or, if such policy is yet to be issued, by a pro forma policy, a preliminary title policy with escrow instructions or a "marked up" commitment, in each case binding on the title insurer) (the "<u>Title Policy</u>") in the original principal amount of such Mortgage Loan (or with respect to a Mortgage Loan secured by multiple properties, an amount equal to at least the allocated loan amount with respect to the Title Policy for each such property) after all advances of principal (including any advances held in escrow or reserves), that insures for the benefit of the owner of the indebtedness secured by the Mortgage, the first priority lien of the Mortgage, which lien is subject only to (a) the lien of current real property taxes, water charges, sewer rents and assessments not yet due and payable; (b) covenants, conditions and restrictions, rights of way, easements and other matters

of public record; (c) the exceptions (general and specific) and exclusions set forth in such Title Policy; (d) other matters to which like properties are commonly subject; (e) the rights of tenants (as tenants only) under leases (including subleases) pertaining to the related Mortgaged Property and condominium declarations; and (f) if the related Mortgage Loan is cross-collateralized and cross-defaulted with another Mortgage Loan (each a "Crossed Mortgage Loan"), the lien of the Mortgage for another Mortgage Loan that is cross-collateralized and cross-defaulted with such Crossed Mortgage Loan, provided that none of which items (a) through (f), individually or in the aggregate, materially and adversely interferes with the value or current use of the Mortgaged Property or the security intended to be provided by such Mortgage or the Borrower's ability to pay its obligations when they become due (collectively, the "Permitted Encumbrances"). Except as contemplated by clause (f) of the preceding sentence, none of the Permitted Encumbrances are mortgage liens that are senior to or coordinate and co-equal with the lien of the related Mortgage. Such Title Policy (or, if it has yet to be issued, the coverage to be provided thereby) is in full force and effect, all premiums thereon have been paid and no claims have been made by the Seller thereunder and no claims have been paid thereunder. Neither the Seller, nor to the Seller's knowledge, any other holder of the Mortgage Loan, has done, by act or omission, anything that would materially impair the coverage under such Title Policy.

(7)   Junior Liens. It being understood that B notes secured by the same Mortgage as a Mortgage Loan are not subordinate mortgages or junior liens, except for any Crossed Mortgage Loan, there are, as of origination, and to the Seller's knowledge, as of the Cut-off Date, no subordinate mortgages or junior liens securing the payment of money encumbering the related Mortgaged Property (other than Permitted Encumbrances and the Title Exceptions, taxes and assessments, mechanics and materialmen's liens (which are the subject of the representation in paragraph (5) above), and equipment and other personal property financing). Except as set forth in Annex E, the Seller has no knowledge of any mezzanine debt secured directly by interests in the related Borrower.

(8)   Assignment of Leases, Rents and Profits. There exists as part of the related Mortgage File an Assignment of Leases, Rents and Profits (either as a separate instrument or incorporated into the related Mortgage). Subject to the Permitted Encumbrances and the Title Exceptions, each related Assignment of Leases, Rents and Profits creates a valid first-priority collateral assignment of, or a valid first-priority lien or security interest in, rents and certain rights under the related lease or leases, subject only to a license granted to the related Borrower to exercise certain rights and to perform certain obligations of the lessor under such lease or leases, including the right to operate the related leased property, except as the enforcement thereof may be limited by the Standard Qualifications. The related Mortgage or related Assignment of Leases, Rents and Profits, subject to applicable law, provides that, upon an event of default under the Mortgage Loan, a receiver is permitted to be appointed for the collection of rents or for the related mortgagee to enter into possession to collect the rents or for rents to be paid directly to the mortgagee.

(9)   UCC Filings. If the related Mortgaged Property is operated as a hospitality property, the Seller has filed and/or recorded or caused to be filed and/or recorded (or, if not filed and/or recorded, have been submitted in proper form for filing and/or recording), UCC financing statements in the appropriate public filing and/or recording offices necessary at the time of the origination of the Mortgage Loan to perfect a valid security interest in all items of physical personal property reasonably necessary to operate such Mortgaged Property owned by such Borrower and located on the related Mortgaged Property (other than any non-material personal property, any personal property subject to a purchase money security interest, a sale and leaseback financing arrangement as permitted under the terms of the related Mortgage Loan documents or any other personal property leases applicable to such personal property), to the extent perfection may be effected pursuant to applicable law by recording or filing, as the case may be. Subject to the Standard Qualifications, each related Mortgage (or equivalent document) creates a valid and enforceable lien and security interest on the items of personalty described

above. No representation is made as to the perfection of any security interest in rents or other personal property to the extent that possession or control of such items or actions other than the filing of UCC financing statements are required in order to effect such perfection.

(10)   Condition of Property. Seller or the originator of the Mortgage Loan inspected or caused to be inspected each related Mortgaged Property within six months of origination of the Mortgage Loan and within twelve months of the Cut-off Date.

An engineering report or property condition assessment was prepared in connection with the origination of each Mortgage Loan no more than twelve months prior to the Cut-off Date. To the Seller's knowledge, based solely upon due diligence customarily performed in connection with the origination of comparable mortgage loans, as of the Closing Date, each related Mortgaged Property was free and clear of any material damage (other than (i) any damage or deficiency that is estimated to cost less than $50,000 to repair, (ii) any deferred maintenance for which escrows were established at origination and (iii) any damage fully covered by insurance) that would affect materially and adversely the use or value of such Mortgaged Property as security for the Mortgage Loan.

(11)   Taxes and Assessments. All taxes, governmental assessments and other outstanding governmental charges (including, without limitation, water and sewage charges), or installments thereof, that could be a lien on the related Mortgaged Property that would be of equal or superior priority to the lien of the Mortgage and that prior to the Cut-off Date have become delinquent in respect of each related Mortgaged Property have been paid, or an escrow of funds has been established in an amount sufficient to cover such payments and reasonably estimated interest and penalties, if any, thereon. For purposes of this representation and warranty, real estate taxes and governmental assessments and other outstanding governmental charges and installments thereof shall not be considered delinquent until the earlier of (a) the date on which interest and/or penalties would first be payable thereon and (b) the date on which enforcement action is entitled to be taken by the related taxing authority.

(12)   Condemnation. As of the date of origination and to the Seller's knowledge as of the Cut-off Date, there is no proceeding pending, and, to the Seller's knowledge as of the date of origination and as of the Cut-off Date, there is no proceeding threatened, for the total or partial condemnation of such Mortgaged Property that would have a material adverse effect on the value, use or operation of the Mortgaged Property.

(13)   Actions Concerning Mortgage Loan. As of the date of origination and to the Seller's knowledge as of the Cut-off Date, there was no pending or filed action, suit or proceeding, arbitration or governmental investigation involving any Borrower, guarantor, or Borrower's interest in the Mortgaged Property, an adverse outcome of which would reasonably be expected to materially and adversely affect (a) such Borrower's title to the Mortgaged Property, (b) the validity or enforceability of the Mortgage, (c) such Borrower's ability to perform under the related Mortgage Loan, (d) such guarantor's ability to perform under the related guaranty, (e) the principal benefit of the security intended to be provided by the Mortgage Loan documents or (f) the current principal use of the Mortgaged Property.

(14)   Escrow Deposits. All escrow deposits and payments required to be escrowed with lender pursuant to each Mortgage Loan are in the possession, or under the control, of the Seller or its servicer, and there are no deficiencies (subject to any applicable grace or cure periods) in connection therewith, and all such escrows and deposits (or the right thereto) that are required to be escrowed with lender under the related Loan Documents are being conveyed by the Seller to Purchaser or its servicer.

(15)   No Holdbacks. The Stated Principal Balance as of the Cut-off Date of the Mortgage Loan set forth on the mortgage loan schedules attached as Exhibit A to the Mortgage Loan Purchase Agreement has been fully disbursed as of the Closing Date and there is no requirement for

future advances thereunder (except in those cases where the full amount of the Mortgage Loan has been disbursed but a portion thereof is being held in escrow or reserve accounts pending the satisfaction of certain conditions relating to leasing, repairs or other matters with respect to the related Mortgaged Property, the Borrower or other considerations determined by Seller to merit such holdback).

(16) <u>Insurance</u>. Each related Mortgaged Property is, and is required pursuant to the related Mortgage to be, insured by a property insurance policy providing coverage for loss in accordance with coverage found under a "special cause of loss form" or "all risk form" that includes replacement cost valuation issued by an insurer meeting the requirements of the related Loan Documents and having a claims-paying or financial strength rating of any one of the following: (i) at least "A-:VIII" from A.M. Best Company, (ii) at least "A3" (or the equivalent) from Moody's Investors Service, Inc. or (iii) at least "A-" from Standard & Poor's Ratings Services (collectively the "<u>Insurance Rating Requirements</u>"), in an amount (subject to a customary deductible) not less than the lesser of (1) the original principal balance of the Mortgage Loan and (2) the full insurable value on a replacement cost basis of the improvements, furniture, furnishings, fixtures and equipment owned by the borrower and included in the Mortgaged Property (with no deduction for physical depreciation), but, in any event, not less than the amount necessary or containing such endorsements as are necessary to avoid the operation of any coinsurance provisions with respect to the related Mortgaged Property.

Each related Mortgaged Property is also covered, and required to be covered pursuant to the related Loan Documents, by business interruption or rental loss insurance which (subject to a customary deductible) covers a period of not less than 12 months (or with respect to each Mortgage Loan on a single asset with a principal balance of $50 million or more, 18 months).

If any material part of the improvements, exclusive of a parking lot, located on a Mortgaged Property is in an area identified in the Federal Register by the Federal Emergency Management Agency as having special flood hazards, the related Borrower is required to maintain insurance in the maximum amount available under the National Flood Insurance Program.

If the Mortgaged Property is located within 25 miles of the coast of the Gulf of Mexico or the Atlantic coast of Florida, Georgia, South Carolina or North Carolina, the related Borrower is required to maintain coverage for windstorm and/or windstorm related perils and/or "named storms" issued by an insurer meeting the Insurance Rating Requirements or endorsement covering damage from windstorm and/or windstorm related perils and/or named storms.

The Mortgaged Property is covered, and required to be covered pursuant to the related Loan Documents, by a commercial general liability insurance policy issued by an insurer meeting the Insurance Rating Requirements including coverage for property damage, contractual damage and personal injury (including bodily injury and death) in amounts as are generally required by the Seller for loans originated for securitization, and in any event not less than $1 million per occurrence and $2 million in the aggregate.

An architectural or engineering consultant has performed an analysis of each of the Mortgaged Properties located in seismic zones 3 or 4 in order to evaluate the structural and seismic condition of such property, for the sole purpose of assessing either the scenario expected limit ("<u>SEL</u>") or the probable maximum loss ("<u>PML</u>") for the Mortgaged Property in the event of an earthquake. In such instance, the SEL or PML, as applicable, was based on a 475-year return period, an exposure period of 50 years and a 10% probability of exceedance. If the resulting report concluded that the SEL or PML, as applicable, would exceed 20% of the amount of the replacement costs of the improvements, earthquake insurance on such Mortgaged Property was obtained by an insurer rated at least "A:VIII" by A.M. Best Company or "A3" (or the

equivalent) from Moody's Investors Service, Inc. or "A-" by Standard & Poor's Ratings Services in an amount not less than 100% of the SEL or PML, as applicable.

The Loan Documents require insurance proceeds in respect of a property loss to be applied either (a) to the repair or restoration of all or part of the related Mortgaged Property, with respect to all property losses in excess of 5% of the then-outstanding principal amount of the related Mortgage Loan (or Whole Loan, if applicable), the lender (or a trustee appointed by it) having the right to hold and disburse such proceeds as the repair or restoration progresses, or (b) to the payment of the outstanding principal balance of such Mortgage Loan (or Whole Loan, if applicable) together with any accrued interest thereon.

All premiums on all insurance policies referred to in this section required to be paid as of the Cut-off Date have been paid, and such insurance policies name the lender under the Mortgage Loan and its successors and assigns as a loss payee under a mortgagee endorsement clause or, in the case of the general liability insurance policy, as named or additional insured. Such insurance policies will inure to the benefit of the Trustee. Each related Mortgage Loan obligates the related Borrower to maintain all such insurance and, at such Borrower's failure to do so, authorizes the lender to maintain such insurance at the Borrower's cost and expense and to charge such Borrower for related premiums. All such insurance policies (other than commercial liability policies) require at least 10 days' prior notice to the lender of termination or cancellation arising because of nonpayment of a premium and at least 30 days' prior notice to the lender of termination or cancellation (or such lesser period, not less than 10 days, as may be required by applicable law) arising for any reason other than non-payment of a premium and no such notice has been received by Seller.

(17) <u>Access</u>; <u>Utilities</u>; <u>Separate Tax Lots</u>. Each Mortgaged Property (a) is located on or adjacent to a public road and has direct legal access to such road, or has access via an irrevocable easement or irrevocable right of way permitting ingress and egress to/from a public road, (b) is served by or has uninhibited access rights to public or private water and sewer (or well and septic) and all required utilities, all of which are appropriate for the current use of the Mortgaged Property, and (c) constitutes one or more separate tax parcels which do not include any property which is not part of the Mortgaged Property or is subject to an endorsement under the related Title Policy insuring the Mortgaged Property, or in certain cases, an application has been, or will be, made to the applicable governing authority for creation of separate tax lots, in which case the Mortgage Loan requires the Borrower to escrow an amount sufficient to pay taxes for the existing tax parcel of which the Mortgaged Property is a part until the separate tax lots are created.

(18) <u>No Encroachments</u>. To Seller's knowledge based solely on surveys obtained in connection with origination and the lender's Title Policy (or, if such policy is not yet issued, a pro forma title policy, a preliminary title policy with escrow instructions or a "marked up" commitment) obtained in connection with the origination of each Mortgage Loan, all material improvements that were included for the purpose of determining the appraised value of the related Mortgaged Property at the time of the origination of such Mortgage Loan are within the boundaries of the related Mortgaged Property, except encroachments that do not materially and adversely affect the value or current use of such Mortgaged Property or for which insurance or endorsements were obtained under the Title Policy. No improvements on adjoining parcels encroach onto the related Mortgaged Property except for encroachments that do not materially and adversely affect the value or current use of such Mortgaged Property or for which insurance or endorsements were obtained under the Title Policy. No improvements encroach upon any easements except for encroachments the removal of which would not materially and adversely affect the value or current use of such Mortgaged Property or for which insurance or endorsements obtained with respect to the Title Policy.

(19) <u>No Contingent Interest or Equity Participation</u>. No Mortgage Loan has a shared appreciation feature, any other contingent interest feature or a negative amortization feature (except that an

ARD Loan may provide for the accrual of the portion of interest in excess of the rate in effect prior to the Anticipated Repayment Date) or an equity participation by Seller.

(20) <u>REMIC</u>. The Mortgage Loan is a "qualified mortgage" within the meaning of Code Section 860G(a)(3) (but determined without regard to the rule in the U.S. Department of Treasury regulations (the "<u>Treasury Regulations</u>") Section 1.860G-2(f)(2) that treats certain defective mortgage loans as qualified mortgages), and, accordingly, (A) the issue price of the Mortgage Loan to the related Borrower at origination did not exceed the non-contingent principal amount of the Mortgage Loan and (B) either: (a) such Mortgage Loan is secured by an interest in real property (including buildings and structural components thereof, but excluding personal property) having a fair market value (i) at the date the Mortgage Loan was originated at least equal to 80% of the adjusted issue price of the Mortgage Loan (or Whole Loan, as applicable) on such date or (ii) at the Closing Date at least equal to 80% of the adjusted issue price of the Mortgage Loan (or Whole Loan, as applicable) on such date, <u>provided</u> that for purposes hereof, the fair market value of the real property interest must first be reduced by (A) the amount of any lien on the real property interest that is senior to the Mortgage Loan and (B) a proportionate amount of any lien that is in parity with the Mortgage Loan; or (b) substantially all of the proceeds of such Mortgage Loan were used to acquire, improve or protect the real property which served as the only security for such Mortgage Loan (other than a recourse feature or other third-party credit enhancement within the meaning of Section 1.860G-2(a)(1)(ii) of the Treasury Regulations). If the Mortgage Loan was "significantly modified" prior to the Closing Date so as to result in a taxable exchange under Section 1001 of the Code, it either (x) was modified as a result of the default or reasonably foreseeable default of such Mortgage Loan or (y) satisfies the provisions of either sub-clause (B)(a)(i) above (substituting the date of the last such modification for the date the Mortgage Loan was originated) or sub-clause (B)(a)(ii), including the proviso thereto. Any prepayment premium and yield maintenance charges applicable to the Mortgage Loan constitute "customary prepayment penalties" within the meaning of Section 1.860G-1(b)(2) of the Treasury Regulations. All terms used in this paragraph shall have the same meanings as set forth in the related Treasury Regulations.

(21) <u>Compliance with Usury Laws</u>. The Mortgage Rate (exclusive of any default interest, late charges, yield maintenance charge, or prepayment premiums) of such Mortgage Loan complied as of the date of origination with, or was exempt from, applicable state or federal laws, regulations and other requirements pertaining to usury.

(22) <u>Authorized to do Business</u>. To the extent required under applicable law, as of the Cut-off Date or as of the date that such entity held the Note, each holder of the Note was authorized to transact and do business in the jurisdiction in which each related Mortgaged Property is located, or the failure to be so authorized does not materially and adversely affect the enforceability of such Mortgage Loan by the Trust.

(23) <u>Trustee under Deed of Trust</u>. With respect to each Mortgage which is a deed of trust, as of the date of origination and, to the Seller's knowledge, as of the Closing Date, a trustee, duly qualified under applicable law to serve as such, currently so serves and is named in the deed of trust or has been substituted in accordance with the Mortgage and applicable law or may be substituted in accordance with the Mortgage and applicable law by the related mortgagee.

(24) <u>Local Law Compliance</u>. To the Seller's knowledge, based upon any of a letter from any governmental authorities, a legal opinion, an architect's letter, a zoning consultant's report, an endorsement to the related Title Policy, or other affirmative investigation of local law compliance consistent with the investigation conducted by the Seller for similar commercial, multifamily or, if applicable, manufactured housing community mortgage loans intended for securitization, with respect to the improvements located on or forming part of each Mortgaged Property securing a Mortgage Loan as of the date of origination of such Mortgage Loan and as of the Cut-off Date, there are no material violations of applicable zoning ordinances, building

codes and land laws (collectively "Zoning Regulations") other than those which (i) constitute a legal non-conforming use or structure, as to which as the Mortgaged Property may be restored or repaired to the full extent necessary to maintain the use of the structure immediately prior to a casualty or the inability to restore or repair to the full extent necessary to maintain the use or structure immediately prior to the casualty would not materially and adversely affect the use or operation of the Mortgaged Property, (ii) are insured by the Title Policy or other insurance policy, (iii) are insured by law and ordinance insurance coverage in amounts customarily required by the Seller for loans originated for securitization that provides coverage for additional costs to rebuild and/or repair the property to current Zoning Regulations or (iv) would not have a material adverse effect on the Mortgage Loan. The terms of the Loan Documents require the Borrower to comply in all material respects with all applicable governmental regulations, zoning and building laws.

(25) Licenses and Permits. Each Borrower covenants in the Loan Documents that it shall keep all material licenses, permits and applicable governmental authorizations necessary for its operation of the Mortgaged Property in full force and effect, and to the Seller's knowledge based upon a letter from any government authorities or other affirmative investigation of local law compliance consistent with the investigation conducted by the Seller for similar commercial, multifamily or, if applicable, manufactured housing community mortgage loans intended for securitization, all such material licenses, permits and applicable governmental authorizations are in effect. The Mortgage Loan requires the related Borrower to be qualified to do business in the jurisdiction in which the related Mortgaged Property is located.

(26) Recourse Obligations. The Loan Documents for each Mortgage Loan provide that such Mortgage Loan is non-recourse to the related parties thereto except that (a) the related Borrower and at least one individual or entity shall be fully liable for actual losses, liabilities, costs and damages arising from certain acts of the related Borrower and/or its principals specified in the related Loan Documents, which acts generally include the following: (i) acts of fraud or intentional material misrepresentation, (ii) misapplication or misappropriation of rents, insurance proceeds or condemnation awards, (iii) intentional material physical waste of the Mortgaged Property, and (iv) any breach of the environmental covenants contained in the related Loan Documents, and (b) the Mortgage Loan shall become full recourse to the related Borrower and at least one individual or entity, if the related Borrower files a voluntary petition under federal or state bankruptcy or insolvency law.

(27) Mortgage Releases. The terms of the related Mortgage or related Loan Documents do not provide for release of any material portion of the Mortgaged Property from the lien of the Mortgage except (a) a partial release, accompanied by principal repayment, or partial Defeasance (as defined in paragraph (32)), of not less than a specified percentage at least equal to the lesser of (i) 110% of the related allocated loan amount of such portion of the Mortgaged Property and (ii) the outstanding principal balance of the Mortgage Loan, (b) upon payment in full of such Mortgage Loan, (c) upon a Defeasance (as defined in paragraph (32)), (d) releases of out-parcels that are unimproved or other portions of the Mortgaged Property which will not have a material adverse effect on the underwritten value of the Mortgaged Property and which were not afforded any value in the appraisal obtained at the origination of the Mortgage Loan and are not necessary for physical access to the Mortgaged Property or compliance with zoning requirements, or (e) as required pursuant to an order of condemnation. With respect to any partial release under the preceding clauses (a) or (d), either: (x) such release of collateral (i) would not constitute a "significant modification" of the subject Mortgage Loan within the meaning of Section 1.860G-2(b)(2) of the Treasury Regulations and (ii) would not cause the subject Mortgage Loan to fail to be a "qualified mortgage" within the meaning of Code Section 860G(a)(3)(A); or (y) the mortgagee or servicer can, in accordance with the related Loan Documents, condition such release of collateral on the related Borrower's delivery of an opinion of tax counsel to the effect specified in the immediately preceding clause (x). For purposes of the preceding clause (x), if the fair market value of the real property constituting such Mortgaged Property after the release is not equal to at least 80% of the principal balance

of the Mortgage Loan (or Whole Loan, as applicable) outstanding after the release, the Borrower is required to make a payment of principal in an amount not less than the amount required by the REMIC Provisions.

In the case of any Mortgage Loan, in the event of a taking of any portion of a Mortgaged Property by a State or any political subdivision or authority thereof, whether by legal proceeding or by agreement, the Borrower can be required to pay down the principal balance of the Mortgage Loan in an amount not less than the amount required by the REMIC Provisions and, to such extent, condemnation proceeds may not be required to be applied to the restoration of the Mortgaged Property or released to the Borrower, if, immediately after the release of such portion of the Mortgaged Property from the lien of the Mortgage (but taking into account the planned restoration) the fair market value of the real property constituting the remaining Mortgaged Property is not equal to at least 80% of the remaining principal balance of the Mortgage Loan (or Whole Loan, as applicable).

No Mortgage Loan that is secured by more than one Mortgaged Property or that is a Crossed Mortgage Loan permits the release of cross-collateralization of the related Mortgaged Properties or a portion thereof, including due to a partial condemnation, other than in compliance with the loan-to-value ratio and other requirements of the REMIC Provisions.

(28) <u>Financial Reporting and Rent Rolls</u>. Each Mortgage requires the Borrower to provide the owner or holder of the Mortgage with quarterly (other than for single-tenant properties) and annual operating statements, and quarterly (other than for single-tenant properties) rent rolls for properties that have leases contributing more than 5% of the in-place base rent and annual financial statements, which annual financial statements with respect to each Mortgage Loan with more than one Borrower are in the form of an annual combined balance sheet of the Borrower entities (and no other entities), together with the related combined statements of operations, members' capital and cash flows, including a combining balance sheet and statement of income for the Mortgaged Properties on a combined basis.

(29) <u>Acts of Terrorism Exclusion</u>. With respect to each Mortgage Loan over $20 million, the related special-form all-risk insurance policy and business interruption policy (issued by an insurer meeting the Insurance Rating Requirements) do not specifically exclude Acts of Terrorism, as defined in the Terrorism Risk Insurance Act of 2002, as amended by the Terrorism Risk Insurance Program Reauthorization Act of 2007 (collectively referred to as "<u>TRIA</u>"), from coverage, or if such coverage is excluded, it is covered by a separate terrorism insurance policy. With respect to each other Mortgage Loan, the related special-form all-risk insurance policy and business interruption policy (issued by an insurer meeting the Insurance Rating Requirements) did not, as of the date of origination of the Mortgage Loan, and, to Seller's knowledge, do not, as of the Cut-off Date, specifically exclude Acts of Terrorism, as defined in TRIA, from coverage, or if such coverage is excluded, it is covered by a separate terrorism insurance policy. With respect to each Mortgage Loan, the related Loan Documents do not expressly waive or prohibit the mortgagee from requiring coverage for Acts of Terrorism, as defined in TRIA, or damages related thereto except to the extent that any right to require such coverage may be limited by commercial availability on commercially reasonable terms, or as otherwise indicated in Annex E; <u>provided</u>, <u>however</u>, that if TRIA or a similar or subsequent statute is not in effect, then, provided that terrorism insurance is commercially available, the Borrower under each Mortgage Loan is required to carry terrorism insurance, but in such event the Borrower shall not be required to spend on terrorism insurance coverage more than two times the amount of the insurance premium that is payable in respect of the property and business interruption/rental loss insurance required under the related Loan Documents (without giving effect to the cost of terrorism and earthquake components of such casualty and business interruption/rental loss insurance) at the time of the origination of the Mortgage Loan, and if the cost of terrorism insurance exceeds such amount, the Borrower is required to purchase the maximum amount of terrorism insurance available with funds equal to such amount.

(30) <u>Due on Sale or Encumbrance</u>. Subject to specific exceptions set forth below, each Mortgage Loan contains a "due on sale" or other such provision for the acceleration of the payment of the unpaid principal balance of such Mortgage Loan if, without the consent of the holder of the Mortgage (which consent, in some cases, may not be unreasonably withheld) and/or complying with the requirements of the related Loan Documents (which provide for transfers without the consent of the lender which are customarily acceptable to the Seller lending on the security of property comparable to the related Mortgaged Property, including, without limitation, transfers of worn-out or obsolete furnishings, fixtures, or equipment promptly replaced with property of equivalent value and functionality and transfers by leases entered into in accordance with the Loan Documents), (a) the related Mortgaged Property, or any equity interest of greater than 50% in the related Borrower, is directly or indirectly pledged, transferred or sold, other than as related to (i) family and estate planning transfers or transfers upon death or legal incapacity, (ii) transfers to certain affiliates as defined in the related Loan Documents, (iii) transfers of less than, or other than, a controlling interest in the related Borrower, (iv) transfers to another holder of direct or indirect equity in the Borrower, a specific Person designated in the related Loan Documents or a Person satisfying specific criteria identified in the related Loan Documents, such as a qualified equityholder, (v) transfers of stock or similar equity units in publicly traded companies or (vi) a substitution or release of collateral within the parameters of paragraphs (27) and (32) herein or the exceptions thereto set forth in Annex E, or (vii) by reason of any mezzanine debt that existed at the origination of the related Mortgage Loan as set forth in Annex E, or future permitted mezzanine debt in each case as set forth in Annex E or (b) the related Mortgaged Property is encumbered with a subordinate lien or security interest against the related Mortgaged Property, other than (i) any Companion Loan or any subordinate debt that existed at origination and is permitted under the related Loan Documents, (ii) purchase money security interests, (iii) any Crossed Mortgage Loan as set forth in Annex E or (iv) Permitted Encumbrances. The Mortgage or other Loan Documents provide that to the extent any Rating Agency fees are incurred in connection with the review of and consent to any transfer or encumbrance, the Borrower is responsible for such payment along with all other reasonable fees and expenses incurred by the Mortgagee relative to such transfer or encumbrance.

(31) <u>Single-Purpose Entity</u>. Each Mortgage Loan requires the Borrower to be a Single-Purpose Entity for at least as long as the Mortgage Loan is outstanding. Both the Loan Documents and the organizational documents of the Borrower with respect to each Mortgage Loan with a Cut-off Date Stated Principal Balance in excess of $5 million provide that the Borrower is a Single-Purpose Entity, and each Mortgage Loan with a Cut-off Date Stated Principal Balance of $20 million or more has a counsel's opinion regarding non-consolidation of the Borrower. For this purpose, a "<u>Single-Purpose Entity</u>" shall mean an entity, other than an individual, whose organizational documents (or if the Mortgage Loan has a Cut-off Date Stated Principal Balance equal to $5 million or less, its organizational documents or the related Loan Documents) provide substantially to the effect that it was formed or organized solely for the purpose of owning and operating one or more of the Mortgaged Properties securing the Mortgage Loans and prohibit it from engaging in any business unrelated to such Mortgaged Property or Properties, and whose organizational documents further provide, or which entity represented in the related Loan Documents, substantially to the effect that it does not have any assets other than those related to its interest in and operation of such Mortgaged Property or Properties, or any indebtedness other than as permitted by the related Mortgage(s) or the other related Loan Documents, that it has its own books and records and accounts separate and apart from those of any other person (other than a Borrower for a Crossed Mortgage Loan), and that it holds itself out as a legal entity, separate and apart from any other person or entity.

(32) <u>Defeasance</u>. With respect to any Mortgage Loan that, pursuant to the Loan Documents, can be defeased (a "<u>Defeasance</u>"), (i) the Loan Documents provide for Defeasance as a unilateral right of the Borrower, subject to satisfaction of conditions specified in the Loan Documents; (ii) the Mortgage Loan cannot be defeased within two years after the Closing Date; (iii) the Borrower is permitted to pledge only United States "government securities" within the meaning

of Section 1.860G-2(a)(8)(ii) of the Treasury Regulations, the revenues from which will, in the case of a full Defeasance, be sufficient to make all scheduled payments under the Mortgage Loan when due, including the entire remaining principal balance on the maturity date (or on or after the first date on which payment may be made without payment of a yield maintenance charge or prepayment penalty) or, if the Mortgage Loan is an ARD Loan, the entire principal balance outstanding on the Anticipated Repayment Date, and if the Mortgage Loan permits partial releases of real property in connection with partial Defeasance, the revenues from the collateral will be sufficient to pay all such scheduled payments calculated on a principal amount equal to a specified percentage at least equal to the lesser of (a) 110% of the allocated loan amount for the real property to be released and (b) the outstanding principal balance of the Mortgage Loan; (iv) the Borrower is required to provide a certification from an independent certified public accountant that the collateral is sufficient to make all scheduled payments under the Note as set forth in clause (iii) above; (v) if the Borrower would continue to own assets in addition to the Defeasance collateral, the portion of the Mortgage Loan secured by defeasance collateral is required to be assumed (or the mortgagee may require such assumption) by a Single-Purpose Entity; (vi) the Borrower is required to provide an opinion of counsel that the mortgagee has a perfected security interest in such collateral prior to any other claim or interest; and (vii) the Borrower is required to pay all rating agency fees associated with Defeasance (if rating confirmation is a specific condition precedent thereto) and all other reasonable expenses associated with Defeasance, including, but not limited to, accountant's fees and opinions of counsel.

(33) <u>Fixed Interest Rates</u>. Each Mortgage Loan bears interest at a rate that remains fixed throughout the remaining term of such Mortgage Loan, except in the case of ARD Loans and situations where default interest is imposed.

(34) <u>Ground Leases</u>. For purposes of the Mortgage Loan Purchase Agreement, a "<u>Ground Lease</u>" shall mean a lease creating a leasehold estate in real property where the fee owner as the ground lessor conveys for a term or terms of years its entire interest in the land, or with respect to air rights leases, the air, and buildings and other improvements, if any, comprising the premises demised under such lease to the ground lessee (who may, in certain circumstances, own the building and improvements on the land), subject to the reversionary interest of the ground lessor as fee owner and does not include industrial development agency (IDA) or similar leases for purposes of conferring a tax abatement or other benefit.

With respect to any Mortgage Loan where the Mortgage Loan is secured by a leasehold estate under a Ground Lease in whole or in part, and the related Mortgage does not also encumber the related lessor's fee interest in such Mortgaged Property, based upon the terms of the Ground Lease and any estoppel or other agreement received from the ground lessor in favor of Seller, its successors and assigns, Seller represents and warrants that:

(a) The Ground Lease or a memorandum regarding such Ground Lease has been duly recorded or submitted for recordation in a form that is acceptable for recording in the applicable jurisdiction. The Ground Lease or an estoppel or other agreement received from the ground lessor permits the interest of the lessee to be encumbered by the related Mortgage and does not restrict the use of the related Mortgaged Property by such lessee, its successors or assigns in a manner that would materially adversely affect the security provided by the related Mortgage;

(b) The lessor under such Ground Lease has agreed in a writing included in the related Mortgage File (or in such Ground Lease) that the Ground Lease may not be amended or modified, or canceled or terminated by agreement of lessor and lessee, without the prior written consent of the lender, and no such consent has been granted by the Seller since the origination of the Mortgage Loan except as reflected in any written instruments which are included in the related Mortgage File;

(c) The Ground Lease has an original term (or an original term plus one or more optional renewal terms, which, under all circumstances, may be exercised, and will be enforceable, by either Borrower or the mortgagee) that extends not less than 20 years beyond the stated maturity of the related Mortgage Loan, or 10 years past the stated maturity if such Mortgage Loan fully amortizes by the stated maturity (or with respect to a Mortgage Loan that accrues on an actual 360 basis, substantially amortizes);

(d) The Ground Lease either (i) is not subject to any liens or encumbrances superior to, or of equal priority with, the Mortgage, except for the related fee interest of the ground lessor and the Permitted Encumbrances, or (ii) is subject to a subordination, non-disturbance and attornment agreement to which the mortgagee on the lessor's fee interest in the Mortgaged Property is subject;

(e) The Ground Lease does not place commercially unreasonable restrictions on the identity of the Mortgagee and the Ground Lease is assignable to the holder of the Mortgage Loan and its successors and assigns without the consent of the lessor thereunder, and in the event it is so assigned, it is further assignable by the holder of the Mortgage Loan and its successors and assigns without the consent of the lessor;

(f) The Seller has not received any written notice of material default under or notice of termination of such Ground Lease. To the Seller's knowledge, there is no material default under such Ground Lease and no condition that, but for the passage of time or giving of notice, would result in a material default under the terms of such Ground Lease and to the Seller's knowledge, such Ground Lease is in full force and effect as of the Closing Date;

(g) The Ground Lease or ancillary agreement between the lessor and the lessee requires the lessor to give to the lender written notice of any default, and provides that no notice of default or termination is effective against the lender unless such notice is given to the lender;

(h) A lender is permitted a reasonable opportunity (including, where necessary, sufficient time to gain possession of the interest of the lessee under the Ground Lease through legal proceedings) to cure any default under the Ground Lease which is curable after the lender's receipt of notice of any default before the lessor may terminate the Ground Lease;

(i) The Ground Lease does not impose any restrictions on subletting that would be viewed as commercially unreasonable by the Seller in connection with loans originated for securitization;

(j) Under the terms of the Ground Lease, an estoppel or other agreement received from the ground lessor and the related Mortgage (taken together), any related insurance proceeds or the portion of the condemnation award allocable to the ground lessee's interest (other than (i) de minimis amounts for minor casualties or (ii) in respect of a total or substantially total loss or taking as addressed in clause (k) below) will be applied either to the repair or to restoration of all or part of the related Mortgaged Property with (so long as such proceeds are in excess of the threshold amount specified in the related Loan Documents) the lender or a trustee appointed by it having the right to hold and disburse such proceeds as repair or restoration progresses, or to the payment of the outstanding principal balance of the Mortgage Loan, together with any accrued interest;

(k) In the case of a total or substantially total taking or loss, under the terms of the Ground Lease, an estoppel or other agreement and the related Mortgage (taken together), any related insurance proceeds, or portion of the condemnation award allocable to ground lessee's interest in respect of a total or substantially total loss or taking of the related

Mortgaged Property to the extent not applied to restoration, will be applied first to the payment of the outstanding principal balance of the Mortgage Loan, together with any accrued interest; and

    (l)   Provided that the lender cures any defaults which are susceptible to being cured, the ground lessor has agreed to enter into a new lease with lender upon termination of the Ground Lease for any reason, including rejection of the Ground Lease in a bankruptcy proceeding.

(35)   <u>Servicing</u>. The servicing and collection practices used by the Seller with respect to the Mortgage Loan have been, in all respects, legal and have met customary industry standards for servicing of commercial loans for conduit loan programs.

(36)   <u>Origination and Underwriting</u>. The origination practices of the Seller (or the related originator if the Seller was not the originator) with respect to each Mortgage Loan have been, in all material respects, legal and as of the date of its origination, such Mortgage Loan and the origination thereof complied in all material respects with, or was exempt from, all requirements of federal, state or local law relating to the origination of such Mortgage Loan; <u>provided</u> that such representation and warranty does not address or otherwise cover any matters with respect to federal, state or local law otherwise covered in this Annex D.

(37)   <u>No Material Default</u>; <u>Payment Record</u>. No Mortgage Loan has been more than 30 days delinquent, without giving effect to any grace or cure period, in making required payments since origination, and as of the date hereof, no Mortgage Loan is more than 30 days delinquent (beyond any applicable grace or cure period) in making required payments as of the Closing Date. To the Seller's knowledge, there is (a) no material default, breach, violation or event of acceleration existing under the related Mortgage Loan, or (b) no event (other than payments due but not yet delinquent) which, with the passage of time or with notice and the expiration of any grace or cure period, would constitute a material default, breach, violation or event of acceleration, which default, breach, violation or event of acceleration, in the case of either clause (a) or clause (b), materially and adversely affects the value of the Mortgage Loan or the value, use or operation of the related Mortgaged Property, <u>provided</u>, <u>however</u>, that this representation and warranty does not cover any default, breach, violation or event of acceleration that specifically pertains to or arises out of an exception scheduled to any other representation and warranty made by the Seller in this Annex E. No person other than the holder of such Mortgage Loan may declare any event of default under the Mortgage Loan or accelerate any indebtedness under the Loan Documents.

(38)   <u>Bankruptcy</u>. As of the date of origination of the related Mortgage Loan and to the Seller's knowledge as of the Cut-off Date, no Borrower, guarantor or tenant occupying a single-tenant property is a debtor in state or federal bankruptcy, insolvency or similar proceeding.

(39)   <u>Organization of Borrower</u>. With respect to each Mortgage Loan, in reliance on certified copies of the organizational documents of the Borrower delivered by the Borrower in connection with the origination of such Mortgage Loan, the Borrower is an entity organized under the laws of a state of the United States of America, the District of Columbia or the Commonwealth of Puerto Rico. Except with respect to any Crossed Mortgage Loan, no Mortgage Loan has a Borrower that is an Affiliate of another Borrower. (An "<u>Affiliate</u>" for purposes of this paragraph (39) means, a Borrower that is under direct or indirect common ownership and control with another Borrower.)

(40)   <u>Environmental Conditions</u>. A Phase I environmental site assessment (or update of a previous Phase I and or Phase II site assessment) and, with respect to certain Mortgage Loans, a Phase II environmental site assessment (collectively, an "<u>ESA</u>") meeting ASTM requirements conducted by a reputable environmental consultant in connection with such Mortgage Loan within 12 months prior to its origination date (or an update of a previous ESA was prepared),

and such ESA either (i) did not identify the existence of recognized environmental conditions (as such term is defined in ASTM E1527-05 or its successor, hereinafter "Environmental Condition") at the related Mortgaged Property or the need for further investigation with respect to any Environmental Condition that was identified, or (ii) if the existence of an Environmental Condition or need for further investigation was indicated in any such ESA, then at least one of the following statements is true: (A) an amount reasonably estimated by a reputable environmental consultant to be sufficient to cover the estimated cost to cure any material noncompliance with applicable environmental laws or the Environmental Condition has been escrowed by the related Borrower and is held or controlled by the related lender; (B) if the only Environmental Condition relates to the presence of asbestos-containing materials, radon in indoor air, lead based paint or lead in drinking water, and the only recommended action in the ESA is the institution of such a plan, an operations or maintenance plan has been required to be instituted by the related Borrower that can reasonably be expected to mitigate the identified risk; (C) the Environmental Condition identified in the related environmental report was remediated or abated in all material respects prior to the date hereof, and, if and as appropriate, a no further action or closure letter was obtained from the applicable governmental regulatory authority (or the Environmental Condition affecting the related Mortgaged Property was otherwise listed by such governmental authority as "closed" or a reputable environmental consultant has concluded that no further action is required); (D) a secured creditor environmental policy or a pollution legal liability insurance policy that covers liability for the Environmental Condition was obtained from an insurer rated no less than A- (or the equivalent) by Moody's, S&P and/or Fitch; (E) a party not related to the Borrower was identified as the responsible party for such Environmental Condition and such responsible party has financial resources reasonably estimated to be adequate to address the situation; or (F) a party related to the Borrower having financial resources reasonably estimated to be adequate to address the situation is required to take action. To Seller's knowledge, except as set forth in the ESA, there is no Environmental Condition (as such term is defined in ASTM E1527-05 or its successor) at the related Mortgaged Property.

(41) Appraisal. The Servicing File contains an appraisal of the related Mortgaged Property with an appraisal date within 6 months of the Mortgage Loan origination date, and within 12 months of the Closing Date. The appraisal is signed by an appraiser who is either a Member of the Appraisal Institute ("MAI") and/or has been licensed and certified to prepare appraisals in the state where the Mortgaged Property is located. Each appraiser has represented in such appraisal or in a supplemental letter that the appraisal satisfies the requirements of the "Uniform Standards of Professional Appraisal Practice" as adopted by the Appraisal Standards Board of the Appraisal Foundation and has certified that such appraiser had no interest, direct or indirect, in the Mortgaged Property or the Borrower or in any loan made on the security thereof, and its compensation is not affected by the approval or disapproval of the Mortgage Loan.

(42) Mortgage Loan Schedule. The information pertaining to each Mortgage Loan which is set forth in the mortgage loan schedule attached as Exhibit A to the Mortgage Loan Purchase Agreement is true and correct in all material respects as of the Cut-off Date and contains all information required by the Mortgage Loan Purchase Agreement to be contained therein.

(43) Cross-Collateralization. No Mortgage Loan is cross-collateralized or cross-defaulted with any mortgage loan that is outside the Trust, except as set forth in Annex E.

(44) Advance of Funds by the Seller. After origination, no advance of funds has been made by Seller to the related Borrower other than in accordance with the Loan Documents, and, to Seller's knowledge, no funds have been received from any person other than the related Borrower or an affiliate for, or on account of, payments due on the Mortgage Loan (other than as contemplated by the Loan Documents, such as, by way of example and not in limitation of the foregoing, amounts paid by the tenant(s) into a lender-controlled lockbox if required or contemplated under the related lease or Loan Documents). Neither Seller nor any affiliate

thereof has any obligation to make any capital contribution to any Borrower under a Mortgage Loan, other than contributions made on or prior to the date hereof.

(45) <u>Compliance with Anti-Money Laundering Laws</u>. Seller has complied in all material respects with all applicable anti-money laundering laws and regulations, including without limitation the USA Patriot Act of 2001 with respect to the origination of the Mortgage Loan, the failure to comply with which would have a material adverse effect on the Mortgage Loan.

For purposes of these representations and warranties, the phrases "the Seller's knowledge" or "the Seller's belief" and other words and phrases of like import shall mean, except where otherwise expressly set forth herein, the actual state of knowledge or belief of the Seller, its officers and employees directly responsible for the underwriting, origination, servicing or sale of the Mortgage Loans regarding the matters expressly set forth herein.

EXCEPTIONS TO MORTGAGE LOAN REPRESENTATIONS AND WARRANTIES

German American Capital Corporation		
Rep. No. on Annex D-1	**Mortgage Loan and Number as Identified on Annex A-1**	**Description of Exception**

[CLASS A-SB PLANNED PRINCIPAL BALANCE SCHEDULE]

TABLE OF CONTENTS

**$[DEAL SIZE]
(Approximate)**

**Deutsche Mortgage &
Asset Receiving
Corporation**
Depositor

**[NAME OF ISSUING
ENTITY AND CIK
NUMBER]**
Issuing Entity

Commercial Mortgage Pass-Through Certificates, Series [SERIES DESIGNATION]

Class [__]	$
Class [__]	$
Class [__]	$
Class [__]	$
Class [__]	$
Class [__]	$
Class [__]	$
Class [__]	$
Class [__]	$
Class [__]	$
Class [__]	$
Class [PEZ]	$

PROSPECTUS

Deutsche Bank Securities
Co-Lead Manager and Joint Bookrunner

[_____]
Co-Lead Manager and Joint Bookrunner

[_____]
Co-Manager

[DATE OF PROSPECTUS]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12. *Other Expenses of Issuance and Distribution.*

The estimated expenses expected to be incurred in connection with the issuance and distribution of the Certificates being registered, other than underwriting compensation, are set forth below. All such expenses, except for the filing fee, are estimated.

SEC Registration Fee	$	*
Printing and Engraving Fees		**
Legal Fees and Expenses		**
Accounting Fees and Expenses		**
Trustee Fees and Expenses		**
Rating Agency Fees		**
Miscellaneous		**
Total	$	**

*   The Registrant is registering an unspecified amount of securities under this registration statement and in accordance with Rule 456(b) and 457(r) under the Securities Act, the Registrant is deferring payment of the registration fee.

**   The applicable prospectus will set forth the estimated aggregate amount of expenses payable in respect of any offering of securities.

Item 13. *Indemnification of Directors and Officers.*

Under the proposed form of Underwriting Agreement, the underwriters are obligated under certain circumstances to indemnify officers and directors of the Registrant who sign this registration statement, and certain controlling persons of the Registrant, against certain liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended.

The Registrant's Certificate of Incorporation provides for indemnification of directors and officers of the Registrant to the full extent permitted by Delaware law.

Section 145 of the Delaware General Corporation Law provides, in substance, that Delaware corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they are or were directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation. The Delaware General Corporation Law also provides that the Registrant may purchase insurance on behalf of any such director, officer, employee or agent.

The Pooling and Servicing Agreement will provide that no Affiliate, partner, shareholder, director, officer, employee, member, manager, representative or agent of the Registrant will be under any liability to the Trust Fund, the Certificateholders, any Serviced Companion Loan noteholders, any party to the Pooling and Servicing Agreement or any third party beneficiary for any action taken, or for refraining from the taking of any action, in good faith pursuant to the Pooling and Servicing Agreement (including actions taken or not taken at the direction of any Directing Certificateholder), or for errors in judgment; provided, that the Pooling and Servicing Agreement will not protect the Registrant against any breach of warranties or representations made in the Pooling and Servicing Agreement, or against any liability which would otherwise be imposed by reason of willful misconduct, bad faith or negligence in the performance of duties or by reason of negligent disregard of obligations and duties under the Pooling and Servicing Agreement. The Pooling and Servicing Agreement will provide further that, with the exceptions stated above, any director, officer, employee, member, manager, representative or agent (including sub-servicers) of the Registrant will be indemnified and held harmless by the Trust Fund for any loss, liability or expense (including legal fees and expenses) incurred in connection with any claim, loss, penalty, fine, foreclosure, judgment, liability or legal action relating to the Pooling and Servicing Agreement or the Certificates, other than any

loss, liability or expense (including legal fees and expenses) (i) incurred by such party by reason of willful misconduct, bad faith, fraud or negligence in the performance of duties thereunder or by reason of negligent disregard of obligations and duties thereunder or (ii) incurred in connection with any violation by any of them of any state or federal securities law.

Item 14. *Exhibits*.

1.1	Form of underwriting agreement.
3.1	Amended and restated articles of incorporation.*
3.2	Amended and restated by-laws.
4.1	Form of pooling and servicing agreement.
4.2	Form of mortgage loan purchase agreement.
5.1	Opinion of Cadwalader, Wickersham & Taft LLP as to the legality of the Certificates.**
5.2	Opinion of Sidley Austin LLP as to the legality of the Certificates.**
8.1	Opinion of Cadwalader, Wickersham & Taft LLP with respect to certain tax matters (included in Exhibit 5.1).**
8.2	Opinion of Sidley Austin LLP with respect to certain tax matters (included in Exhibit 5.2)**
23.1	Consent of Cadwalader, Wickersham & Taft LLP (included as part of Exhibit 5.1).**
23.2	Consent of Sidley Austin LLP (included as part of Exhibit 5.2)**
24.1	Powers of Attorney (included on the signature page to this registration statement).
36.1	Form of Depositor Certification for shelf offerings of asset-backed securities.***
102.1	Asset Data File.****
103.1	Asset Related Documents.****

_____

*	Incorporated by reference from the Registration Statement on Form S-3 (File No. 333-112636).
**	To be filed by amendment.
***	An executed certification for each transaction will be filed as an exhibit on Form 8-K no later than the date on which the related prospectus is required to be filed with the Commission. A form of Depositor Certification will be filed by amendment.
****	Incorporated by reference from the Form ABS-EE (to be complied with by no later than November 23, 2016).

Item 15. *Undertakings*.

Undertaking pursuant to Rule 415.

The Registrant hereby undertakes:

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change of such information in the registration statement;

provided, however, that paragraphs (A)(1)(i), (A)(1)(ii) and (A)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that

are incorporated by reference in this registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement;

provided, further, however, that paragraphs (A)(1)(i) and (A)(1) (ii) do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (17 CFR 229.1100(c)).

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)   Each prospectus filed by the undersigned Registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(ii)   Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of this registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in this registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of this registration statement relating to the securities in this registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof. *Provided, however*, that no statement made in this registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such effective date.

That, for the purpose of determining liability of the undersigned Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)   Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

With respect to any offering of securities registered on this registration statement, the undersigned Registrant undertakes to file the information previously omitted from the prospectus filed as part of this registration statement in accordance with Rule 424(h) and Rule 430D.

Undertaking in connection with filings incorporating subsequent Exchange Act documents by reference.

The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Undertaking in respect of indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 13 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Undertaking pursuant to Rule 430A.

The Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Undertaking in connection filings regarding asset-based securities incorporating by reference subsequent Exchange Act documents by third parties.

The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on [DATE].

DEUTSCHE MORTGAGE & ASSET RECEIVING CORPORATION

By: _____
    Name: Helaine Kaplan
    Title: President (Principal Executive Officer)

By: _____
    Name: Andrew Mullin
    Title: Vice President, Treasurer, Chief Financial
    Officer and Chief Accounting Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Helaine Kaplan and Andrew Mullin such person's true and lawful attorney in fact and agent, with full power of substitution and resubstitution, for and in his name, place and stead, in any and all capacities to sign this registration statement and any or all other documents and amendments (including post-effective amendments) in connection herewith, and to file the same, with all exhibits hereto, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all said attorney-in-fact and agent or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	**Capacity**	**Date**
_____ Helaine Kaplan	President (Principal Executive Officer)	
_____ Andrew Mullin	Vice President, Treasurer, Chief Financial Officer and Chief Accounting Officer	
_____ Ivan Zeron-Salazar	Director	
_____ Robert Pettinato, Jr.	Director	
_____ Robert Pearce	Director	
_____ Beth Peoples	Director	

EXHIBIT INDEX

Exhibit
Number

1.1	Form of underwriting agreement.
3.1	Amended and restated articles of incorporation.*
3.2	Amended and restated by-laws.
4.1	Form of pooling and servicing agreement.
4.2	Form of mortgage loan purchase agreement.
5.1	Opinion of Cadwalader, Wickersham & Taft LLP as to the legality of the Certificates.**
5.2	Opinion of Sidley Austin LLP as to the legality of the Certificates.**
8.1	Opinion of Cadwalader, Wickersham & Taft LLP with respect to certain tax matters (included in Exhibit 5.1).**
8.2	Opinion of Sidley Austin LLP with respect to certain tax matters (included in Exhibit 5.2)**
23.1	Consent of Cadwalader, Wickersham & Taft LLP (included as part of Exhibit 5.1).**
23.2	Consent of Sidley Austin LLP (included as part of Exhibit 5.2)**
24.1	Powers of Attorney (included on the signature page to this registration statement).
36.1	Form of Depositor Certification for shelf offerings of asset-backed securities.***
102.1	Asset Data File.****
103.1	Asset Related Documents.****

_____

*	Incorporated by reference from the Registration Statement on Form S-3 (File No. 333-112636).
**	To be filed by amendment.
***	An executed certification for each transaction will be filed as an exhibit on Form 8-K no later than the date on which the related prospectus is required to be filed with the Commission. A form of Depositor Certification will be filed by amendment.
****	Incorporated by reference from the Form ABS-EE (to be complied with by no later than November 23, 2016).

MORTGAGE LOAN PURCHASE AGREEMENT

This Mortgage Loan Purchase Agreement (this "Agreement"), is dated and effective [_____], 20[__] between [German American Capital Corporation][MORTGAGE LOAN SELLER], as seller (the "Mortgage Loan Seller"), and Deutsche Mortgage & Asset Receiving Corporation, as purchaser (the "Purchaser").

The Mortgage Loan Seller desires to sell, assign, transfer and otherwise convey to the Purchaser, and the Purchaser desires to purchase, subject to the terms and conditions set forth below, the commercial, multifamily and manufactured housing mortgage loans (collectively, the "Mortgage Loans") identified on the schedule annexed hereto as Exhibit A (the "Mortgage Loan Schedule").

It is expected that the Mortgage Loans will be transferred, together with other commercial, multifamily and manufactured housing mortgage loans (such Mortgage Loans, the "Other Mortgage Loans") to [ISSUING ENTITY'S NAME], a trust fund (the "Trust Fund") to be formed by the Purchaser, the beneficial ownership of which will be evidenced by a series of commercial mortgage pass-through certificates (the "Certificates"). The offer and sale of certain classes of the Certificates (the "Registered Certificates") will be registered under the Securities Act of 1933, as amended (the "Securities Act"). The Trust Fund will be created and the Certificates will be issued pursuant to a pooling and servicing agreement to be dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), among the Purchaser, as depositor (in such capacity, the "Depositor"), [_____], as master servicer (the "Master Servicer"), [_____], as special servicer (the "Special Servicer"), [_____], as certificate administrator, custodian and paying agent (the "Certificate Administrator"), [_____], as operating advisor (the "Operating Advisor"), [_____], as asset representations reviewer (the "Asset Representations Reviewer") and [_____], as trustee (in such capacity, the "Trustee").

The Purchaser intends to sell the Registered Certificates to Deutsche Bank Securities Inc. ("DBS"), [UNDERWRITERS] ("[_____]" and, together with DBS and [_____], in such capacity, the "Underwriters") pursuant to an underwriting agreement dated as of [_____], 20[__] (the "Underwriting Agreement"). The Purchaser intends to sell other Certificates (the "Non-Registered Certificates") to DBS, [INITIAL PURCHASERS] (together with DBS and [_____], in such capacity, the "Initial Purchasers") pursuant to a certificate purchase agreement dated as of [_____], 20[__] (the "Certificate Purchase Agreement"). Capitalized terms that are used but not defined herein have the respective meanings assigned to them in the Pooling and Servicing Agreement (in effect as of the Closing Date) or in the Indemnification Agreement, dated [_____], 20[__] (the "Indemnification Agreement"), among the Mortgage Loan Seller, the Purchaser, the Underwriters and the Initial Purchasers.

Now, therefore, in consideration of the premises and the mutual agreements set forth herein, the parties agree as follows:

SECTION 1.   Agreement to Purchase.

Subject to the terms and conditions set forth in this Agreement, the Mortgage Loan Seller agrees to sell, assign, transfer and otherwise convey to the Purchaser upon receipt of the Mortgage Loan Purchase Price referred to in this Section 1, and the Purchaser agrees to purchase, the Mortgage Loans. The purchase and sale of the Mortgage Loans shall take place on or about [_____], 20[__] or such other date as shall be mutually acceptable to the parties hereto (the "Closing Date"). As of the Cut-off Date, the Mortgage Loans will have an aggregate principal balance (the "Aggregate Cut-off Date Balance"), after application of all payments of principal due thereon on or before the Cut-off Date, whether or not received, of $[____], subject to a variance of plus or minus 5.0%. The purchase price of the Mortgage Loans (inclusive of accrued interest and exclusive of the Mortgage Loan Seller's share of the costs set forth in Section 9 hereof) (the "Mortgage Loan Purchase Price") shall be equal to the amount set forth on the cross receipt between the Mortgage Loan Seller and the Purchaser dated the date hereof (the "Cross Receipt").

SECTION 2.   Conveyance of Mortgage Loans.

(a)   On the Closing Date, subject only to receipt by the Mortgage Loan Seller of the Mortgage Loan Purchase Price, the satisfaction of the other closing conditions required to be satisfied on the part of Purchaser pursuant to Section 7 and the issuance of the Certificates, the Mortgage Loan Seller agrees to sell, transfer, assign, set over and otherwise convey to the Purchaser, and without limiting Section 4(a) hereof without recourse, all the right, title and interest of the Mortgage Loan Seller from and after the Closing Date in and to the following property whether now owned or existing or hereafter acquired or arising (the "Covered Assets"): the Mortgage Loans identified on the Mortgage Loan Schedule, including all rights to payment in respect thereof, which, notwithstanding the foregoing, includes all interest and principal received or receivable by the Mortgage Loan Seller on or with respect to the Mortgage Loans after the Cut-off Date (subject to the proviso in the next sentence), together with all of the Mortgage Loan Seller's right, title and interest in and to the proceeds of any related title, hazard, or other insurance policies and any escrow, reserve or other comparable accounts related to the Mortgage Loans, subject to (i) that certain Servicing Rights Appointment Agreement dated as of [_____], 20[__], among the Master Servicer, the Depositor and the Mortgage Loan Seller, (ii) the rights of any related Companion Loan Noteholder pursuant to the related Intercreditor Agreement, if any, and (iii) any Other Pooling and Servicing Agreement related to a Non-Serviced Whole Loan, if any. The Purchaser shall be entitled to (and, to the extent received by or on behalf of the Mortgage Loan Seller, the Mortgage Loan Seller shall deliver or cause to be delivered to or at the direction of the Purchaser) all scheduled payments of principal and interest due on the Mortgage Loans after the Cut-off Date, and all other recoveries of principal and interest collected thereon after the Cut-off Date; provided, however, that all scheduled payments of principal and interest due on or before the Cut-off Date and collected after the Cut-off Date shall belong to the Mortgage Loan Seller, and the Purchaser or its successors or assigns shall promptly remit any such payments to the Mortgage Loan Seller.

With respect to any Mortgage Loan that is subject to an Intercreditor Agreement, the parties hereto intend that the provisions of this Section 2(a) serve as an assignment and assumption agreement between the Mortgage Loan Seller (solely as holder of such Mortgage Loan and not as holder of any related Companion Loan), as the assignor, and the Purchaser, on behalf of the Trust, as the assignee. Accordingly, the Mortgage Loan Seller hereby (and in accordance with and subject to all other applicable provisions of this Agreement) assigns, grants, sells, transfers, delivers, sets over, and conveys to the Purchaser all right, title and interest of the Mortgage Loan Seller in, to and arising out of the related Intercreditor Agreement and the Purchaser, on behalf of the Trust, hereby accepts (subject to applicable provisions of this Agreement) the foregoing assignment and assumes all of the rights and obligations of Mortgage Loan Seller (solely as holder of such Mortgage Loan and not as holder of any related Companion Loan) with respect to the related Intercreditor Agreement from and after the Closing Date. In addition, the Purchaser acknowledges that any such Mortgage Loan that is a Serviced Mortgage Loan shall be serviced pursuant to the terms of the Pooling and Servicing Agreement.

Within [60] days after the Closing Date or, without limiting the requirements of the first paragraph of Section 2(d), after such later date on which the Mortgage Loan Seller has all the missing filing/recording information, the Mortgage Loan Seller shall, or shall at the expense of the Mortgage Loan Seller cause a third party vendor (which may be the Trustee, Certificate Administrator or Custodian pursuant to the Pooling and Servicing Agreement or otherwise) to, except in the case of any Mortgage Loan that is a Non-Serviced Mortgage Loan, (1) complete (to the extent necessary) and submit for recording (in favor of the Trustee in the following form: "[TRUSTEE], as Trustee, for the benefit of the Holders of [ISSUING ENTITY'S NAME] Commercial Mortgage Pass-Through Certificates" (in such capacity and, with respect to any Serviced Whole Loan, on behalf of any related Serviced Companion Loan Noteholders)) in the appropriate public recording office (a) each Assignment of Mortgage referred to in clause (iii) of Exhibit B which has not yet been submitted for recording and (b) each Reassignment of Assignment of Leases, Rents and Profits referred to in clause (viii)(B) of Exhibit B (if not otherwise included in the related Assignment of Mortgage) which has not yet been submitted for recordation; and (2) complete (to the extent necessary) and file in the appropriate public filing office each UCC assignment of financing statement referred to in clause (v)(B) and (xiii) of Exhibit B which has not yet been submitted for filing or recording. Each such document shall reflect that the recorded original should be returned by the public recording office to the Custodian or its designee (or to the Mortgage Loan Seller or its designee as an alternative) following recording, and each such document shall reflect that the file copy thereof should be returned to the Custodian or its designee (or to the Mortgage Loan Seller or its designee as an alternative) following filing; provided that in those instances where the public recording office retains the original Assignment of Mortgage or Reassignment of Assignment of Leases, Rents and Profits, the Custodian shall use commercially reasonable efforts to obtain therefrom a certified copy of the recorded original, at the expense of the Depositor. In the event that any such document or instrument is lost or returned unrecorded or unfiled, as the case may be, because of a defect therein, the Mortgage Loan Seller shall promptly prepare or cause the preparation of a substitute therefor or cure or cause the curing of such defect, as the case may be, and shall thereafter deliver the substitute or corrected document to or at the direction of the Purchaser (or any subsequent owner of the affected Mortgage Loan, including, without limitation, the Trustee) for recording or filing, as appropriate, at the Mortgage Loan Seller's expense. In the event that the Mortgage Loan Seller receives the original recorded or filed copy, the Mortgage

Loan Seller shall, or shall cause a third party vendor or any other party under its control to, promptly upon receipt of the original recorded or filed copy (and in no event later than 5 Business Days following such receipt) deliver such original to the Custodian, with evidence of filing or recording thereon. Notwithstanding anything to the contrary contained in this Section 2, in those instances where the public recording office retains the original Mortgage, Assignment of Mortgage, Assignment of Leases, Rents and Profits or Reassignment of Assignment of Leases, Rents and Profits, if applicable, after any has been recorded, the obligations hereunder of the Mortgage Loan Seller shall be deemed to have been satisfied upon delivery to the Custodian of a copy of the recorded original of such Mortgage, Assignment of Mortgage, Assignment of Leases, Rents and Profits or Reassignment of Assignment of Leases, Rents and Profits.

On the Closing Date, upon (i) notification from the Mortgage Loan Seller that the Mortgage Loan Purchase Price referred to in Section 1 has been received by the Mortgage Loan Seller and (ii) the issuance of the Certificates, the Purchaser shall be authorized to release to the Certificate Administrator or its designee all of the Mortgage Files in the Purchaser's possession relating to the Mortgage Loans.

(b)   In connection with the Mortgage Loan Seller's assignment pursuant to subsection (a) above, and subject to subsections (c) and (d) below, the Mortgage Loan Seller shall deliver to and deposit with, or cause to be delivered to and deposited with, the Custodian, on or before the Closing Date, the documents and/or instruments referred to in clauses (i), (ii), (vii), (xi) and (xix) of Exhibit B for each Mortgage Loan so assigned (with originals with respect to clause (i) and copies with respect to clauses (ii), (vii), (xi) and (xix)) and, except as otherwise provided in Section 2(d) below, within 30 days following the Closing Date, the remaining applicable documents in Exhibit B for each such Mortgage Loan, with copies to the Master Servicer[; provided that, with respect to a Mortgage Loan that is included in a Serviced Whole Loan, except for the Mortgage Note referred to in clause (i)(B) of Exhibit B, only a single original set of Loan Documents in Exhibit B is required to be delivered]. [With respect to a Mortgage Loan that is a Non-Serviced Mortgage Loan, the preceding document delivery requirements will be met by the delivery by or on behalf of the Mortgage Loan Seller to the Custodian of copies of the documents specified in Exhibit B (other than the Mortgage Note and intervening endorsements evidencing a Non-Serviced Mortgage Loan, with respect to which the originals shall be required), including a copy of the Mortgage securing the applicable Non-Serviced Mortgage Loan and copies of the companion notes, and any assignments or other transfer documents referred to on Exhibit B as being in favor of the Trustee shall instead be in favor of the applicable Other Trustee.]

(c)   If the Mortgage Loan Seller cannot deliver, or cause to be delivered, as to any Mortgage Loan, the original Mortgage Note, the Mortgage Loan Seller shall deliver a copy or duplicate original of such Mortgage Note, together with an affidavit certifying that the original thereof has been lost or destroyed and an indemnification in connection therewith in favor of the Certificate Administrator, the Trustee and the Custodian.

(d)   If the Mortgage Loan Seller cannot deliver, or cause to be delivered, as to any Mortgage Loan, the original or a copy of any of the documents and/or instruments referred to in clauses (ii), (iii), (v)(A), (viii)(A), (xiv) and (xvi) of Exhibit B and the UCC financing statements and UCC assignments of financing statements referred to in clause (xiii) of Exhibit B,

with evidence of recording or filing thereon, solely because of a delay caused by the public recording or filing office where such document or instrument has been delivered for recordation or filing, or because such original recorded or filed document has been lost or returned from the recording or filing office and subsequently lost, as the case may be, the delivery requirements of Section 2(b) shall be deemed to have been satisfied as to such missing item, and such missing item shall be deemed to have been included in the related Mortgage File, *provided* that a copy of such document or instrument (without evidence of recording or filing thereon, but certified (which certificate may relate to multiple documents and/or instruments) by the applicable public recording or filing office, the applicable title insurance company or by the Mortgage Loan Seller to be a true and complete copy of the original thereof submitted for recording or filing, as the case may be) has been delivered to the Custodian within [60] days after the Closing Date, and either the original of such missing document or instrument, or a copy thereof, with evidence of recording or filing, as the case may be, thereon, is delivered to or at the direction of the Purchaser (or any subsequent owner of the affected Mortgage Loan, including without limitation the Trustee) within 180 days after the Closing Date (or within such longer period after the Closing Date as the Custodian may consent to, which consent shall not be unreasonably withheld, conditioned or delayed so long as the Mortgage Loan Seller has provided the Custodian with evidence of such recording or filing, as the case may be, or has certified to the Custodian as to the occurrence of such recording or filing, as the case may be, and is, as certified to the Custodian no less often than quarterly, in good faith attempting to obtain from the appropriate public recording or filing office such original or copy, *provided* such extensions do not exceed 24 months in the aggregate).

If the Mortgage Loan Seller cannot deliver, or cause to be delivered, as to any Mortgage Loan, the original or a copy of the related lender's title insurance policy referred to in clause (vii) of Exhibit B solely because such policy has not yet been issued, the delivery requirements of Section 2(b) shall be deemed to be satisfied as to such missing item, and such missing item shall be deemed to have been included in the related Mortgage File, *provided* that the Mortgage Loan Seller has delivered to the Custodian a binder marked as binding and countersigned by the title insurer or its authorized agent (which may be a pro forma or specimen title insurance policy which has been accepted or approved in writing as binding by the related title insurance company) or an acknowledged closing instruction or escrow letter, and the Mortgage Loan Seller shall deliver to the Custodian or at the direction of the Purchaser (or any subsequent owner of the affected Mortgage Loan, including without limitation the Trustee), promptly following the receipt thereof, the original related lender's title insurance policy (or a copy thereof).

[In addition, notwithstanding anything to the contrary contained in this Agreement, if there exists with respect to any group of related cross-collateralized Mortgage Loans only one original of any document referred to in Exhibit B covering all of the Mortgage Loans in such group, then the inclusion of the original of such document in the Mortgage File for any Mortgage Loan in such group shall be deemed an inclusion of such original in the Mortgage File for each such Mortgage Loan.]

Notwithstanding anything herein to the contrary, with respect to the documents referred to in clause (xix) and clause (xx) on Exhibit B, the Mortgage Loan Seller acknowledges that the Master Servicer (or the applicable Other Servicer with respect to any Non-Serviced

Mortgage Loan) will hold the original of each such document in trust on behalf of the Trustee in order to draw on such letter of credit on behalf of the Trust and the Mortgage Loan Seller shall be deemed to have satisfied the delivery requirements of this Agreement by delivering the original of each such document to the Master Servicer. The Mortgage Loan Seller shall pay any costs of assignment or amendment of such letter of credit required (which assignment or amendment shall change the beneficiary of the letter of credit to the Trust in care of the Master Servicer) in order for the Master Servicer to draw on such letter of credit on behalf of the Trust. In the event that the documents specified in clause (xx) on Exhibit B are missing with respect to any Mortgage Loan (other than a Non-Serviced Mortgage Loan) because the related assignment or amendment documents have not been completed, the Mortgage Loan Seller shall take all reasonably necessary steps to enable the Master Servicer to draw on the related letter of credit on behalf of the Trust including, if necessary, drawing on the letter of credit in its own name pursuant to written instructions from the Master Servicer and immediately remitting such funds (or causing such funds to be remitted) to the Master Servicer.

Contemporaneously with the execution of this Agreement by the Purchaser and the Mortgage Loan Seller, the Mortgage Loan Seller shall deliver a power of attorney substantially in the form of Exhibit C hereto to each of the Master Servicer and the Special Servicer, that permits such parties to take such other action as is necessary to effect the delivery, assignment and/or recordation of any documents and/or instruments relating to any Mortgage Loan which have not been delivered, assigned or recorded at the time required for enforcement by the Trust Fund. The Mortgage Loan Seller will be required to effect at its expense the assignment and, if applicable, recordation of its Loan Documents until the assignment and recordation of all such Loan Documents has been completed.

(e)   Except as provided below, [and except with respect to any Mortgage Loan that is a Non-Serviced Mortgage Loan,] all documents and records in the Mortgage Loan Seller's possession (or under its control) relating to the Mortgage Loans that are not required to be a part of a Mortgage File in accordance with Exhibit B but that are reasonably required to service the Mortgage Loans and copies of the documents in the Mortgage File (all such other documents and records, including Environmental Reports, as to any Mortgage Loan, the "Servicing File"), together with all escrow payments, reserve funds and other comparable funds in the possession of the Mortgage Loan Seller (or under its control) with respect to the Mortgage Loans, shall (unless they are held by a sub-servicer that shall, as of the Closing Date, begin acting on behalf of the Master Servicer pursuant to a written agreement between such parties) be delivered by the Mortgage Loan Seller (or its agent) to the Master Servicer (as the Purchaser's designee) no later than the Closing Date; provided, however, the Mortgage Loan Seller shall not be required to deliver, and the Servicing File shall not be deemed to include drafts of Loan Documents, attorney-client or internal communications of the Mortgage Loan Seller or its affiliates or Mortgage Loan Seller's credit underwriting or due diligence analyses or related data (as distinguished from Environmental Reports, financial statements, credit reports, title reports, structural and engineering reports, appraisals and other reports, analyses or data provided by the Borrowers or third parties other than the Mortgage Loan Seller's attorneys). If a sub-servicer shall, as of the Closing Date, begin acting on behalf of the Master Servicer with respect to any Mortgage Loan pursuant to a written agreement between such parties, the Mortgage Loan Seller or its agent shall deliver a copy of the related Servicing File to the Master Servicer.

(f)   Each of the Mortgage Loan Seller and the Purchaser will treat, and their respective records will reflect, the transfer of the Mortgage Loans to the Purchaser as a sale, including for tax, accounting and any regulatory purposes. Following the transfer of the Mortgage Loans to the Purchaser, the Mortgage Loan Seller will not take any action inconsistent with the ownership of the Mortgage Loans by the Purchaser or its assignees.

(g)   Furthermore, it is the express intent of the parties hereto that the conveyance of the Mortgage Loans by Mortgage Loan Seller to Purchaser as provided in this Agreement be, and be construed as, a sale of the Mortgage Loans by Mortgage Loan Seller to Purchaser and not a pledge of the Mortgage Loans by Mortgage Loan Seller to Purchaser to secure a debt or other obligation of Mortgage Loan Seller. However, in the event that, notwithstanding the intent of the parties, the Mortgage Loans are held to be property of Mortgage Loan Seller or if for any reason this Agreement is held or deemed to create a security interest in the Mortgage Loans:

(i)   this Agreement shall hereby create a security agreement within the meaning of Articles 8 and 9 of the Uniform Commercial Code in effect in the applicable state;

(ii)   the conveyance provided for in this Agreement shall hereby grant from Mortgage Loan Seller to Purchaser, and Mortgage Loan Seller hereby grants to Purchaser, a security interest in and to all of Mortgage Loan Seller's right, title, and interest, whether now owned or hereafter acquired, in and to the Covered Assets and all proceeds thereof;

(iii)   the possession by Purchaser or its assignee of the Mortgage Notes and such other goods, letters of credit, advices of credit, instruments, money, documents, chattel paper or certificated securities shall be deemed to be possession by the secured party or possession by a purchaser or a Person designated by him or her, for purposes of perfecting the security interest pursuant to the Uniform Commercial Code (including, without limitation, Sections 9-306, 9-313 and 9-314 thereof) as in force in the relevant jurisdiction; and

(iv)   notifications to Persons holding such property, and acknowledgments, receipts, confirmations from Persons holding such property, shall be deemed to be notifications to, or acknowledgments, receipts or confirmations from, securities intermediaries, bailees or agents of, or Persons holding for (as applicable), Purchaser or its assignee for the purpose of perfecting such security interest under applicable law.

The Mortgage Loan Seller at the direction of the Purchaser or its assignee, shall, to the extent consistent with this Agreement, take such actions as may be reasonably necessary to ensure that such security interest is a perfected security interest of first priority under applicable law and will be maintained as such. In connection herewith, Purchaser and its assignee shall have all of the rights and remedies of a secured party and creditor under the Uniform Commercial Code as in force in the relevant jurisdiction and may execute and file such UCC Financing Statements as may be reasonably necessary or appropriate to accomplish the foregoing.

(h)　It is further acknowledged and agreed by the Mortgage Loan Seller that the Purchaser intends to convey all right, title and interest of the Purchaser from and after the Closing Date in and to the Mortgage Loans and all rights and remedies under this Agreement (excluding the Purchaser's rights and remedies under Sections 6(e)-(g), 9 and 11 of this Agreement) to the Trustee on behalf of the Certificateholders, including, without limitation, all rights and remedies as may be available under Section 6 to the Purchaser in the event of a Material Breach or a Material Defect, and the Trustee on behalf of the Certificateholders, as assignee of the Purchaser, or such other party as may be specified in the Pooling and Servicing Agreement, shall be entitled to enforce any obligations of the Mortgage Loan Seller hereunder in connection with a Material Breach or a Material Defect as if the Trustee on behalf of the Certificateholders had been an original party to this Agreement.

SECTION 3.　Examination of Mortgage Files and Due Diligence Review.

The Mortgage Loan Seller shall reasonably cooperate with any examination of the Mortgage Files and Servicing Files that may be undertaken by or on behalf of the Purchaser. The fact that the Purchaser has conducted or has failed to conduct any partial or complete examination of the Mortgage Files and/or Servicing Files shall not affect the Purchaser's right to pursue any remedy available in equity or at law under Section 6 for a breach of the Mortgage Loan Seller's representations, warranties and covenants set forth in or contemplated by Section 4.

SECTION 4.　Representations, Warranties and Covenants of the Mortgage Loan Seller.

(a)　The Mortgage Loan Seller hereby makes, as of the date hereof (or as of such other date specifically provided in the particular representation or warranty), to and for the benefit of the Purchaser, each of the representations and warranties set forth in Exhibit D with respect to each Mortgage Loan, subject to the exceptions set forth in Schedule D-1 to Exhibit D.

(b)　In addition, the Mortgage Loan Seller, as of the date hereof, hereby represents and warrants to, and covenants with, the Purchaser that:

(i)　The Mortgage Loan Seller is a [_____], duly organized, validly existing and in good standing under the laws of [_____] and is in compliance with the laws of each State in which any Mortgaged Property is located to the extent necessary to ensure the enforceability of each Mortgage Loan and to perform its obligations under this Agreement.

(ii)　The execution and delivery of this Agreement by the Mortgage Loan Seller, and the performance of, and compliance with, the terms of this Agreement by the Mortgage Loan Seller, do not violate the Mortgage Loan Seller's organizational documents or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the breach of, any material agreement or other instrument to which it is a party or which is applicable to it or any of its assets, in

each case which materially and adversely affects the ability of the Mortgage Loan Seller to carry out the transactions contemplated by this Agreement.

(iii)   The Mortgage Loan Seller has the full [_____] power and authority to enter into and consummate all transactions contemplated by this Agreement, has duly authorized the execution, delivery and performance of this Agreement, and has duly executed and delivered this Agreement.

(iv)   This Agreement, assuming due authorization, execution and delivery by the Purchaser, constitutes a valid, legal and binding obligation of the Mortgage Loan Seller, enforceable against the Mortgage Loan Seller in accordance with the terms hereof, subject to (A) applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, liquidation, moratorium and other laws affecting the enforcement of creditors' rights generally, including if the Mortgage Loan Seller is determined to be a "financial company" or an affiliate thereof under Section 201 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the powers of the Federal Deposit Insurance Corporation as receiver under Title II (Orderly Liquidation Authority) of the Dodd-Frank Act, (B) general principles of equity, regardless of whether such enforcement is considered in a proceeding in equity or at law, and (C) public policy considerations underlying the securities laws, to the extent that such public policy considerations limit the enforceability of the provisions of this Agreement that purport to provide indemnification or contribution for securities laws liabilities.

(v)   The Mortgage Loan Seller is not in violation of, and its execution and delivery of this Agreement and its performance of, and compliance with, the terms of this Agreement do not constitute a violation of, any law, any judgment, order or decree of any court or arbiter, or any order, regulation or demand of any federal, state or local governmental or regulatory authority, which violation, in the Mortgage Loan Seller's good faith and reasonable judgment, is likely to affect materially and adversely either the ability of the Mortgage Loan Seller to perform its obligations under this Agreement or the financial condition of the Mortgage Loan Seller.

(vi)   No litigation is pending or, to the best of the Mortgage Loan Seller's knowledge, threatened against the Mortgage Loan Seller the outcome of which, in the Mortgage Loan Seller's good faith and reasonable judgment, is likely to materially and adversely affect the ability of the Mortgage Loan Seller to perform its obligations under this Agreement or the financial condition of the Mortgage Loan Seller.

(vii)   The Mortgage Loan Seller has not dealt with any broker, investment banker, agent or other Person, other than the Purchaser, the Underwriters, the Initial Purchasers, and their respective affiliates, that may be entitled to any commission or compensation in connection with the sale of the Mortgage Loans or the consummation of any of the other transactions contemplated hereby.

(viii)   No consent, approval, authorization or order of, registration or filing with, or notice to, any governmental authority or court is required, under federal or state law (including, with respect to any bulk sale laws), for the execution, delivery and

performance by the Mortgage Loan Seller of, or compliance by the Mortgage Loan Seller with, this Agreement, or the consummation by the Mortgage Loan Seller of any transaction contemplated hereby, other than (1) the filing or recording of financing statements, instruments of assignment and other similar documents necessary in connection with the Mortgage Loan Seller's sale of the Mortgage Loans to the Purchaser pursuant to this Agreement, (2) such consents, approvals, authorizations, qualifications, registrations, filings or notices as have been obtained, made or given and (3) where the lack of such consent, approval, authorization, qualification, registration, filing or notice would not have a material adverse effect on the performance by the Mortgage Loan Seller under this Agreement.

(c)   Upon discovery by any of the Mortgage Loan Seller or the parties to the Pooling and Servicing Agreement of a breach of any of the representations and warranties made pursuant to and set forth in subsection (b) above which materially and adversely affects the interests of the Purchaser or a breach of any of the representations and warranties made pursuant to subsection (a) above and set forth in Exhibit D that materially and adversely affects the value of any Mortgage Loan, the value of the related Mortgaged Property or the interests in such Mortgage Loan or Mortgaged Property of the Purchaser or the Trustee on behalf of the Certificateholders, the party discovering such breach shall (if the discovering party is the Mortgage Loan Seller), or shall be required pursuant to the Pooling and Servicing Agreement (if the discovering party is a party to the Pooling and Servicing Agreement) to, give prompt written notice of such breach to the Mortgage Loan Seller and/or the other parties, as applicable.

(d)   With respect to any Mortgage Loan [(other than a Non-Serviced Mortgage Loan)] that is subject to a franchise agreement with a related comfort letter in favor of the Mortgage Loan Seller that requires notice to or request of the related franchisor to transfer or assign any related comfort letter to the Trust or otherwise have a new comfort letter issued in the name of the Trust, the Mortgage Loan Seller or its designee shall provide any such required notice or make any such required request to the related franchisor, with a copy of such notice or request to the Master Servicer, within 45 days of the Closing Date (or any shorter period if required by the applicable comfort letter), notify the related franchisor that such Mortgage Loan has been transferred to the Trust and request a replacement comfort letter (or any such new document or acknowledgement as may be contemplated under the existing comfort letter), and the Pooling and Servicing Agreement shall require the Master Servicer to use reasonable efforts in accordance with the Servicing Standard to acquire such replacement comfort letter, if necessary (or to acquire any such new document or acknowledgement as may be contemplated under the existing comfort letter).

(e)   with respect to each Mortgage Loan, the Seller shall deliver within [__] days of the Closing Date a copy of the Diligence File for each Mortgage Loan together with a certification by an authorized officer of the Seller that such Diligence File contains all documents related to the origination or the servicing of the related Mortgage Loan;

(f)   upon written request of the Asset Representations Reviewer, it shall provide to the Asset Representations Reviewer (or the Special Servicer at its request) within [__] days, copies of all information, documents and records (including, but not limited to, records stored electronically on computer tapes, electronic discs, and similar media) reasonably available

to the Seller relating to each Delinquent Mortgage Loan (as defined in the Pooling and Servicing Agreement) to enable the Asset Representations Reviewer to perform its duties under the Pooling and Servicing Agreement;

(g)   it acknowledges and agrees that in the event a Requesting Party elects a Resolution Method pursuant to Section 2.04 of the Pooling and Servicing Agreement, the Seller shall abide by the selected Resolution Method and otherwise comply with the terms and provisions set forth in the Pooling and Servicing Agreement (including the exhibits thereto) related to the Resolution Method;

(h)   [it shall timely deliver (or cause any Originator of the Mortgage Loans to timely deliver) to the Certificate Administrator each Sponsor Credit Risk Retention Certification required to be delivered pursuant to Section 3.33(c) of the Pooling and Servicing Agreement and, if the Seller or any Originator transfers its Required Sponsor Retention Amount or Required Originator Retention Amount, as applicable, as contemplated therein, the Seller shall cause its transferee or the transferee of such Originator to deliver any Sponsor Credit Risk Retention Certification required pursuant to Section 3.33 of the Pooling and Servicing Agreement;] and

(i)   except for the Accountant's Due Diligence Report, the Seller has not obtained any "third party due diligence report" (as defined in Rule 15Ga-2 of the Exchange Act of 1934, as amended) in connection with the securitization related to the transactions contemplated herein.

SECTION 5.   Representations, Warranties and Covenants of the Purchaser.

(a)   The Purchaser, as of the date hereof, hereby represents and warrants to, and covenants with, the Mortgage Loan Seller that:

(i)   The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of State of Delaware.

(ii)   The execution and delivery of this Agreement by the Purchaser, and the performance of, and compliance with, the terms of this Agreement by the Purchaser, do not violate the Purchaser's organizational documents or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the breach of, any material agreement or other instrument to which it is a party or which is applicable to it or any of its assets.

(iii)   The Purchaser has the full power and authority to enter into and consummate all transactions contemplated by this Agreement, has duly authorized the execution, delivery and performance of this Agreement, and has duly executed and delivered this Agreement.

(iv)   This Agreement, assuming due authorization, execution and delivery by the Mortgage Loan Seller, constitutes a valid, legal and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with the terms hereof, subject to (A) applicable bankruptcy, insolvency, reorganization, receivership, moratorium and

other laws affecting the enforcement of creditors' rights generally, and (B) general principles of equity, regardless of whether such enforcement is considered in a proceeding in equity or at law.

(v)   The Purchaser is not in violation of, and its execution and delivery of this Agreement and its performance of, and compliance with, the terms of this Agreement will not constitute a violation of, any law, any judgment, order or decree of any court or arbiter, or any order, regulation or demand of any federal, state or local governmental or regulatory authority, which violation, in the Purchaser's good faith and reasonable judgment, is likely to affect materially and adversely either the ability of the Purchaser to perform its obligations under this Agreement or the financial condition of the Purchaser.

(vi)   No litigation is pending or, to the best of the Purchaser's knowledge, threatened against the Purchaser which would prohibit the Purchaser from entering into this Agreement or, in the Purchaser's good faith and reasonable judgment, is likely to materially and adversely affect either the ability of the Purchaser to perform its obligations under this Agreement or the financial condition of the Purchaser.

(vii)   The Purchaser has not dealt with any broker, investment banker, agent or other Person, other than the Mortgage Loan Seller, the Underwriters, the Initial Purchasers and their respective affiliates, that may be entitled to any commission or compensation in connection with the purchase of the Mortgage Loans or the consummation of any of the transactions contemplated hereby.

(viii)   No consent, approval, authorization or order of, registration or filing with, or notice to, any governmental authority or court is required, under federal or state law, for the Purchaser's execution, delivery and performance of or compliance by the Purchaser with this Agreement, or the consummation by the Purchaser of any transaction contemplated hereby, other than (1) such consents, approvals, authorizations, qualifications, registrations, filings or notices as have been obtained, made or given and (2) where the lack of such consent, approval, authorization, qualification, registration, filing or notice would not have a material adverse effect on the performance by the Purchaser under this Agreement.

(b)   Upon discovery by any of the parties hereto of a breach of any of the representations and warranties set forth above which materially and adversely affects the interests of the Mortgage Loan Seller, the party discovering such breach shall give prompt written notice of such breach to the other party or parties hereto.

SECTION 6.   Repurchases; Substitutions.

(a)   If the Purchaser discovers that any document constituting a part of a Mortgage File has not been delivered within the time periods provided for herein, has not been properly executed, is missing, does not appear to be regular on its face or contains information that does not conform in any material respect with the corresponding information set forth in the Mortgage Loan Schedule (each, a "Defect"), or discovers or receives notice of a breach of any representation or warranty of the Mortgage Loan Seller made pursuant to Section 4(a) of this

Agreement with respect to any Mortgage Loan (a "Breach"), and if such Defect is a Material Defect or such Breach is a Material Breach, then the Purchaser (or, following the assignment of the Mortgage Loans to the Trust Fund, the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer or the Custodian, on behalf of the Trust Fund) shall give prompt written notice thereof to the Mortgage Loan Seller. If any such Defect or Breach materially and adversely affects the value of any Mortgage Loan, the value of the related Mortgaged Property or the interests in such Mortgage Loan or Mortgaged Property of the Purchaser, or causes the related Mortgage Loan to be other than a "qualified mortgage" (within the meaning of Section 860G(a)(3) of the Code, without regard to the rule of Treasury Regulation Section 1.860G-2(f)(2) which causes a defective mortgage loan to be treated as a "qualified mortgage"), then such Defect shall constitute a "Material Defect" or such Breach shall constitute a "Material Breach," as the case may be; *provided*, *however*, that if any of the documents specified in clauses (i), (ii), (vii), (xi) and (xix) of the definition of "Mortgage File" is (subject to Sections 2(c) and 2(d) hereof) not delivered, and is certified as missing pursuant to Section 2.02 of the Pooling and Servicing Agreement, it shall be deemed a Material Defect. Promptly upon receiving written notice of any Material Defect or Material Breach with respect to a Mortgage Loan, accompanied by a written demand to take the actions contemplated by this sentence, the Mortgage Loan Seller shall, not later than 90 days from the Mortgage Loan Seller's receipt from the Purchaser (or, following the assignment of the Mortgage Loans to the Trust Fund, the Depositor, the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer or the Custodian, on behalf of the Trust Fund) of notice of, and demand to take action with respect to, such Material Defect or Material Breach, as the case may be (or, in the case of a Material Defect or Material Breach relating to a Mortgage Loan or related Trust Subordinate Companion Loan not being a "qualified mortgage" as described in the preceding sentence, not later than 90 days after the Mortgage Loan Seller or any party to the Pooling and Servicing Agreement discovers such Material Defect or Material Breach, provided that the Mortgage Loan Seller has received notice in accordance with the terms of the Pooling and Servicing Agreement) (any such 90-day period, the "Initial Resolution Period"), (i) cure the same in all material respects, (ii) repurchase the affected Mortgage Loan at the applicable Purchase Price or (iii) substitute a Qualified Substitute Mortgage Loan for such affected Mortgage Loan (*provided* that in no event shall such substitution occur later than the second anniversary of the Closing Date [and the Mortgage Loan Seller shall not repurchase the Trust Subordinate Companion Loan without repurchasing the related Mortgage Loan]) and pay to the Master Servicer for deposit into the Collection Account any Substitution Shortfall Amount in connection therewith; *provided* that if (i) such Material Defect or Material Breach (other than one relating to a deemed Material Defect under the proviso to the immediately preceding sentence) is capable of being cured but not within the Initial Resolution Period, (ii) such Material Defect or Material Breach is not related to any Mortgage Loan's not being a "qualified mortgage" within the meaning of the REMIC Provisions, (iii) the Mortgage Loan Seller has commenced and is diligently proceeding with the cure of such Material Defect or Material Breach within the Initial Resolution Period, and (iv) the Mortgage Loan Seller has delivered to the Master Servicer, the Special Servicer, the Certificate Administrator (who will promptly deliver a copy of such officer's certificate to the 17g-5 Information Provider), the Trustee, the Operating Advisor and, prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder, an officer's certificate that describes the reason the cure was not

effected within the initial 90-day period, then the Mortgage Loan Seller shall have an additional period equal to the applicable Resolution Extension Period to complete such cure or, failing such cure, to repurchase the Mortgage Loan or substitute a Qualified Substitute Mortgage Loan. Notwithstanding the foregoing, if a Mortgage Loan is not secured by a Mortgaged Property that is, in whole or in part, a hotel, restaurant (operated by a Borrower), healthcare facility, nursing home, assisted living facility, self-storage facility, theatre or fitness center (operated by a Borrower), then the failure to deliver to the Custodian copies of the UCC financing statements with respect to such Mortgage Loan shall not be a Material Defect.

No delay in either the discovery of a Material Defect or Material Breach on the part of any party to the Pooling and Servicing Agreement in providing notice of such Material Defect or Material Breach will relieve the Mortgage Loan Seller of its obligation to repurchase the related Mortgage Loan [and related Trust Subordinate Companion Loan] (if it is otherwise required to do so under this Agreement) unless (i) the Mortgage Loan Seller did not otherwise discover or have knowledge of such Material Defect or Material Breach, (ii) such delay is the result of the failure by a party to this Agreement or the Pooling and Servicing Agreement to provide prompt notice as required by the terms hereof or of the Pooling and Servicing Agreement after such party has actual knowledge of such Material Defect or Material Breach (knowledge shall not be deemed to exist by reason of the custodian's exception report) and such delay precludes the Mortgage Loan Seller from curing such Material Defect or Material Breach and (iii) such delay precludes the Mortgage Loan Seller from curing such Material Defect.

If the Mortgage Loan Seller is notified of a Defect in any Mortgage File that also affects information set forth in the Mortgage Loan Schedule, the Mortgage Loan Seller shall promptly correct such Defect and provide a new, corrected Mortgage Loan Schedule to the Purchaser, which corrected Mortgage Loan Schedule shall be deemed to amend and replace the existing Mortgage Loan Schedule for all purposes. The failure of the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator or the Trustee to notify the Mortgage Loan Seller of a Material Defect or Material Breach shall not constitute a waiver of any cure or repurchase obligation, *provided* that the Mortgage Loan Seller must receive written notice thereof as described in this Section 6(a) before commencement of the Initial Resolution Period.

If (x) there exists a Breach of any representation or warranty on the part of the Mortgage Loan Seller as set forth in, or made pursuant to, representation 30 or 32 of Exhibit D to this Agreement relating to fees and expenses payable by the Borrower associated with the exercise of a defeasance option, a waiver of a "due-on-sale" provision or a "due-on-encumbrance" provision or the release of any Mortgaged Property, and (y) the related Loan Documents specifically prohibit the Master Servicer or Special Servicer from requiring the related Borrower to pay such fees and expenses, then, upon receipt of notice from the Master Servicer or Special Servicer, the Mortgage Loan Seller may cure such breach by transferring to the Collection Account, within 90 days of the Mortgage Loan Seller's receipt of such notice, the amount of any such fees and expenses borne by the Trust Fund that are the basis of such Breach. Upon its making such deposit, the Mortgage Loan Seller shall be deemed to have cured such Breach in all respects. Provided such payment is made, this paragraph describes the sole remedy available to the Purchaser and its assignees regarding any such Breach, regardless of whether it

constitutes a Material Breach, and the Mortgage Loan Seller shall not be obligated to repurchase or otherwise cure such Breach.

[Notwithstanding the foregoing provisions of this Section 6(a), in lieu of the Mortgage Loan Seller performing its obligations with respect to any Material Breach or Material Defect provided in the three preceding paragraphs, to the extent that the Mortgage Loan Seller and the Purchaser (or, following the assignment of the Mortgage Loans to the Trust Fund, the Special Servicer on behalf of the Trust Fund, and, if no Control Termination Event has occurred and is continuing, with the consent of the Controlling Class Representative) are able to agree upon a cash payment payable by the Mortgage Loan Seller to the Purchaser (or its assignee) that would be deemed sufficient to compensate the Purchaser (or its assignee) for a Material Breach or Material Defect (a "Loss of Value Payment"), the Mortgage Loan Seller may elect, in its sole discretion, to pay such Loss of Value Payment to the Purchaser (or its assignee); *provided* that a Material Defect or a Material Breach as a result of a Mortgage Loan not constituting a "qualified mortgage", within the meaning of Code Section 860G(a)(3), may not be cured by a Loss of Value Payment. Upon its making such payment, the Mortgage Loan Seller shall be deemed to have cured such Material Breach or Material Defect in all respects. Provided such payment is made, this paragraph describes the sole remedy available to the Purchaser and its assignees regarding any such Material Breach or Material Defect, and the Mortgage Loan Seller shall not be obligated to repurchase or replace the related Mortgage Loan or otherwise cure such Material Breach or Material Defect.]

(b) In connection with any repurchase of, or substitution for, a Mortgage Loan contemplated by this Section 6:

(i) the Custodian, the Master Servicer (with respect to any such Mortgage Loan other than a Specially Serviced Loan) and the Special Servicer (with respect to any such Mortgage Loan that is a Specially Serviced Loan), pursuant to the Pooling and Servicing Agreement, shall each be required to tender to the Mortgage Loan Seller, and the Mortgage Loan Seller shall be entitled to receive therefrom, all portions of the Mortgage File (in the case of the Custodian) and the Servicing File (in the case of the Master Servicer and the Special Servicer, as applicable) and any and all other documents pertaining to such Mortgage Loan possessed by it, upon delivery:

(A) to the Master Servicer or the Special Servicer, as applicable, of a trust receipt, and

(B) to the Custodian by the Master Servicer or the Special Servicer, as applicable, of a Request for Release and an acknowledgement by the Master Servicer or Special Servicer, as applicable, of its receipt of the Purchase Price or the Substitution Shortfall Amount from the Mortgage Loan Seller;

(ii) each document that constitutes a part of the Mortgage File that was endorsed or assigned to the Trustee shall be endorsed or assigned without recourse in the form of endorsement or assignment provided to the Custodian by the Mortgage Loan Seller, as the case may be, to the Mortgage Loan Seller as shall be necessary to vest in the

Mortgage Loan Seller the legal and beneficial ownership of each Removed Mortgage Loan to the extent such ownership was transferred to the Trustee; and

(iii)   the Trustee, the Certificate Administrator, the Master Servicer and the Special Servicer shall release, or cause the release of, any escrow payments and reserve funds held by or on behalf of the Trustee, the Certificate Administrator, the Master Servicer or the Special Servicer, as the case may be, in respect of such Removed Mortgage Loan(s) to the Mortgage Loan Seller.

(c)   This Section 6 provides the sole remedies with respect to the Mortgage Loans available to the Purchaser, and its successors and permitted assigns (*i.e.*, the Trustee and the holders of the Certificates) in respect of any Defect in a Mortgage File or any Breach. If the Mortgage Loan Seller defaults on its obligations to cure, to repurchase, or to substitute for, any Mortgage Loan in accordance with this Section 6, or disputes its obligation to cure, to repurchase, or to substitute for, any Mortgage Loan in accordance with Section 6, the Purchaser may take such action as is appropriate to enforce such payment or performance, including, without limitation, the institution and prosecution of appropriate proceedings. To the extent the Purchaser prevails in such proceeding, the Mortgage Loan Seller shall reimburse the Purchaser for all necessary and reasonable costs and expenses incurred in connection with the enforcement of such obligation of the Mortgage Loan Seller to cure, to repurchase, or to substitute for, any Mortgage Loan in accordance with this Section 6. To the extent the Mortgage Loan Seller prevails in such proceeding, the Purchaser shall reimburse the Mortgage Loan Seller for all necessary and reasonable costs and expenses incurred in connection with such proceeding.

Notwithstanding the foregoing, if there is a Material Breach or Material Defect with respect to one or more Mortgaged Properties securing a Mortgage Loan, the Mortgage Loan Seller shall not be obligated to repurchase the Mortgage Loan if (i) the affected Mortgaged Property may be released pursuant to the terms of any partial release provisions in the related Loan Documents (and such Mortgaged Property is, in fact, released), (ii) the remaining Mortgaged Property(ies) satisfy the requirements, if any, set forth in the Loan Documents and the Mortgage Loan Seller provides an Opinion of Counsel to the effect that such release would not cause an Adverse REMIC Event to occur and (iii) each Rating Agency then rating the Certificates shall have provided a Rating Agency Confirmation with respect to such release.

With respect to the Non-Serviced Whole Loan, the Seller agrees that if a Material Defect under, and as such term or any analogous term is defined in, the related Other Pooling Agreement exists with respect to the related Non-Serviced Companion Loan and the Seller repurchases the related Non-Serviced Companion Loan from the related Other Securitization, then, to the extent permitted by the related Intercreditor Agreement, the Seller shall repurchase the related Mortgage Loan; provided, however, that the foregoing shall not apply to any Material Defect related to the promissory note for the related Non-Serviced Companion Loan.

(d)   As to any Qualified Substitute Mortgage Loan, at the direction of the Master Servicer (with respect to Performing Loans) or the Special Servicer (with respect to Specially Serviced Loans and REO Properties), the Mortgage Loan Seller shall deliver to the Custodian for such Qualified Substitute Mortgage Loan (with a copy to the Master Servicer), the related Mortgage File with the related Mortgage Note endorsed as required by Exhibit B hereto.

Pursuant to the Pooling and Servicing Agreement, Monthly Payments due with respect to Qualified Substitute Mortgage Loans in or prior to the month of substitution shall not be part of the Trust Fund and, if received by the Master Servicer, shall be remitted by the Master Servicer to the related Mortgage Loan Seller on the next succeeding Distribution Date. For the month of repurchase or substitution, distributions to Certificateholders pursuant to the Pooling and Servicing Agreement will include the Monthly Payment(s) due on the related Removed Mortgage Loan and received by the Master Servicer or the Special Servicer on behalf of the Trust on or prior to the related date of repurchase or substitution, as applicable, and the Mortgage Loan Seller shall be entitled to retain all amounts received thereafter in respect of such Removed Mortgage Loan.

In any month in which the Mortgage Loan Seller substitutes one or more Qualified Substitute Mortgage Loans for one or more Removed Mortgage Loans, pursuant to this Agreement, the Master Servicer will determine the applicable Substitution Shortfall Amount. At the direction of the Certificate Administrator, the Mortgage Loan Seller shall deposit, or deliver to the Master Servicer for deposit, into the Collection Account cash equal to such amount concurrently with the delivery of the Mortgage Files for such Qualified Substitute Mortgage Loans, without any reimbursement thereof. Any Mortgage Loan that is repurchased or replaced by the Mortgage Loan Seller pursuant to this Section 6 shall constitute a "Removed Mortgage Loan".

(e)   If the Mortgage Loan Seller (i) receives from any Person (other than the Depositor) any Repurchase Communication of a Repurchase Request; (ii) rejects any Repurchase Request or is in dispute with the Person making any Repurchase Request as to the merits of such Repurchase Request (a "Dispute"); or (iii) receives a Repurchase Communication of a Repurchase Request Withdrawal, then the Mortgage Loan Seller shall deliver notice thereof (each, a "Rule 15Ga-1 Notice") to the Depositor within ten (10) Business Days of the Mortgage Loan Seller's receipt thereof (or in the case of a rejection or Dispute, the occurrence and commencement thereof). Each Rule 15Ga-1 Notice shall include (i) the identity of the related Mortgage Loan, (ii) the date the Repurchase Communication of the Repurchase Request or the Repurchase Request Withdrawal was received, as applicable, and (iii) in the case of a Repurchase Request, the identity of the Person making such Repurchase Request and, if known, the basis for the Repurchase Request (as asserted in the Repurchase Request).

"Repurchase Communication" means, for purposes of this Section 6(e) only, any communication, whether oral or written, which need not be in any specific form.

(f)   The Mortgage Loan Seller shall provide to the Depositor relevant portions of any Form ABS-15G that the Mortgage Loan Seller is required to file with the Securities and Exchange Commission (only to the extent that such portions relate to any Mortgage Loan) on or before the date that is five (5) Business Days before the date such Form ABS-15G is required to be filed with the Securities and Exchange Commission. In connection with such filing, upon the request of the Mortgage Loan Seller, the Depositor shall provide to the Mortgage Loan Seller the Trust Fund's Central Index Key (CIK) number and such other information regarding the principal balances of the Mortgage Loans as is reasonably necessary for the Mortgage Loan Seller to complete and file such Form ABS-15G.

(g)   The Mortgage Loan Seller agrees that a Rule 15Ga-1 Notice Provider will not, in connection with providing the Mortgage Loan Seller with any Rule 15Ga-1 Notice (for purposes of this Section 6(g) only, as defined in the Pooling and Servicing Agreement), be required to provide any information protected by the attorney-client privilege or attorney work product doctrines. In addition, the Mortgage Loan Seller hereby acknowledges that (i) any Rule 15Ga-1 Notice provided pursuant to Section 2.03(d) of the Pooling and Servicing Agreement is so provided only to assist the Mortgage Loan Seller, the Depositor and its Affiliates to comply with Rule 15Ga-1 under the Exchange Act, Items 1104 and 1121 of Regulation AB and any other requirement of law or regulation and (ii) (A) no action taken by, or inaction of, a Rule 15Ga-1 Notice Provider and (B) no information provided pursuant to Section 2.03(d) of the Pooling and Servicing Agreement by a Rule 15Ga-1 Notice Provider, shall be deemed to constitute a waiver or defense to the exercise of any legal right the Rule 15Ga-1 Notice Provider may have with respect to this Agreement, including with respect to any Repurchase Request that is the subject of a Rule 15Ga-1 Notice.

(h)   Each party hereto agrees that the receipt of a Rule 15Ga-1 Notice or the delivery of any notice required to be delivered pursuant to this Section 6 shall not, in and of itself, constitute delivery of notice of, receipt of notice of, or knowledge of the Mortgage Loan Seller of, any Material Defect or Material Breach.

(i)   If any Breach pertains to a representation or warranty that the related Mortgage Loan documents or any particular Mortgage Loan document requires the related Mortgagor to bear the costs and expenses associated with any particular action or matter under such Mortgage Loan document(s), then the Mortgage Loan Seller shall not be required to repurchase or replace such Mortgage Loan and the sole remedy with respect to any Breach of such representation shall be to cure such Breach within the applicable cure period (as the same may be extended) by reimbursing the Trust Fund (by wire transfer of immediately available funds) the reasonable amount of any such costs and expenses incurred by the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee or the Trust Fund that are the basis of such Breach and have not been reimbursed by the related Mortgagor; provided, however, that in the event any such costs and expenses exceed $10,000, the Mortgage Loan Seller shall have the option to either repurchase or substitute for the related Mortgage Loan as provided above or pay such costs and expenses. Except as provided in the proviso to the immediately preceding sentence, the Mortgage Loan Seller shall remit the amount of such costs and expenses and upon its making such remittance, the Mortgage Loan Seller shall be deemed to have cured such Breach in all respects. To the extent any fees or expenses that are the subject of a cure by the Mortgage Loan Seller are subsequently obtained from the related Mortgagor, the portion of the cure payment made by the Mortgage Loan Seller equal to such fees or expenses obtained from the Mortgagor shall promptly be returned to the Mortgage Loan Seller pursuant to Section 2.03(e), of the Pooling and Servicing Agreement. No delay in either the discovery of a Defect or Breach on the part of any party to the Pooling and Servicing Agreement in providing notice of such Defect or Breach will relieve the Mortgage Loan Seller of its obligation to repurchase the related Mortgage Loan (if it is otherwise required to do so under this Agreement) unless (i) the Mortgage Loan Seller did not otherwise discover or have knowledge of such Defect or Breach and (ii) such delay is the result of the failure by a party to this Agreement or the Pooling and Servicing Agreement to provide prompt notice as required by the terms hereof or of the Pooling and Servicing Agreement after such party has actual knowledge of such Defect or Breach

(knowledge shall not be deemed to exist by reason of the custodial exception report) and such delay precludes the Mortgage Loan Seller from curing such Defect or Breach.

SECTION 7.   Closing.

The closing of the purchase and sale of the Mortgage Loans (the "Closing") shall be held at the offices of Cadwalader, Wickersham & Taft LLP, 200 Liberty Street, New York, New York 10281 at 10:00 a.m., New York City time, on the Closing Date.

The Closing shall be subject to each of the following conditions:

(i)   All of the representations and warranties of the Mortgage Loan Seller and the Purchaser specified herein shall be true and correct as of the Closing Date, and the Aggregate Cut-off Date Balance shall be within the range permitted by Section 1 of this Agreement;

(ii)   All documents specified in Section 8 (the "Closing Documents"), in such forms as are agreed upon and acceptable to the Purchaser and, in the case of the Pooling and Servicing Agreement (insofar as such agreement affects the obligations of the Mortgage Loan Seller hereunder or the rights of the Mortgage Loan Seller hereunder or thereunder) and other documents to be delivered by or on behalf of the Purchaser, to the Mortgage Loan Seller, shall be duly executed and delivered by all signatories as required pursuant to the respective terms thereof;

(iii)   The Mortgage Loan Seller shall have delivered and released to the Certificate Administrator, the Purchaser or the Purchaser's designee, as the case may be, all documents and funds required to be so delivered on or before the Closing Date pursuant to Section 2;

(iv)   The result of any examination of the Mortgage Files and Servicing Files performed by or on behalf of the Purchaser pursuant to Section 3 shall be satisfactory to the Purchaser in its reasonable determination;

(v)   All other terms and conditions of this Agreement required to be complied with on or before the Closing Date shall have been complied with, and the Mortgage Loan Seller shall have the ability to comply with all terms and conditions and perform all duties and obligations required to be complied with or performed after the Closing Date;

(vi)   The Mortgage Loan Seller shall have received the Mortgage Loan Purchase Price, and the Mortgage Loan Seller shall have paid or agreed to pay all fees, costs and expenses payable by it to the Purchaser as of the Closing Date pursuant to this Agreement;

(vii)   Neither the Underwriting Agreement nor the Certificate Purchase Agreement shall have been terminated in accordance with its terms;

(viii)   The Seller shall have executed and delivered the Credit Risk Retention Compliance Agreement; and

(ix)   The Purchaser and Seller shall have obtained a report (the "<u>Accountant's Due Diligence Report</u>") from a nationally recognized accounting firm for due-diligence services with respect to the "data tape". The Purchaser shall have furnished, on behalf of the Purchaser and Seller, a Form ABS-15G to the Commission via EDGAR in compliance with Rule 15Ga-2 under the Exchange Act of 1934, as amended, with respect to the findings and conclusions contained in the Accountant's Due Diligence Report.

Each of the parties agree to use their reasonable best efforts to perform their respective obligations hereunder in a manner that will enable the Purchaser to purchase the Mortgage Loans on the Closing Date.

SECTION 8.   <u>Closing Documents</u>.

The Closing Documents shall consist of the following:

(a)   This Agreement and the Cross Receipt duly executed and delivered by the Purchaser and the Mortgage Loan Seller;

(b)   An Officer's Certificate substantially in the form of <u>Exhibit E</u> hereto, executed by the Secretary or an attesting secretary of the Mortgage Loan Seller, and dated the Closing Date, and upon which the Purchaser, the Underwriters and the Initial Purchasers may rely, attaching thereto as exhibits the Mortgage Loan Seller's organizational documents and all amendments, revisions, restatements and supplements thereof;

(c)   A certificate of good standing regarding the Mortgage Loan Seller, dated not earlier than 30 days prior to the Closing Date;

(d)   Powers of Attorney of the Mortgage Loan Seller, each in the form of Exhibit C hereto, for the Master Servicer and the Special Servicer, respectively;

(e)   Written opinions of counsel (which may include opinions of in-house counsel, outside counsel or a combination thereof) for the Mortgage Loan Seller, in form reasonably acceptable to counsel for the Purchaser and subject to such reasonable assumptions and qualifications as may be requested by counsel for the Mortgage Loan Seller and acceptable to counsel for the Purchaser, dated the Closing Date and addressed to the Purchaser, the Underwriters and the Initial Purchasers;

(f)   Any other opinions of counsel for the Mortgage Loan Seller reasonably requested by any nationally recognized statistical rating organization engaged by the Purchaser in connection with the issuance of the Certificates, each of which shall include the Purchaser, the Underwriters and the Initial Purchasers as addressees; and

(g)   Such further certificates, opinions and documents as the Purchaser may reasonably request.

SECTION 9.   Costs.

The Mortgage Loan Seller shall pay (or shall reimburse the Purchaser to the extent that the Purchaser has paid) (a) the fees and expenses of counsel to the Mortgage Loan Seller, (b) the expenses of filing or recording UCC assignments of financing statements, assignments of Mortgage and Reassignments of Assignments of Leases, Rents and Profits with respect to the Mortgage Loans as set forth in this Agreement and (c) on the Closing Date, the Mortgage Loan Seller's Shared Expense Percentage of the Shared Expenses (each as defined in the Memorandum of Understanding dated as of [_____], 20[__], among DBS, [the Mortgage Loan Seller,] and [MORTGAGE LOAN SELLER] (the "MOU")). All other costs and expenses, if any, in connection with the transactions contemplated hereunder shall be borne by the party incurring such cost or expense.

SECTION 10.   Notices.

All demands, notices and communications hereunder shall be in writing and shall be deemed to have been duly given if (a) personally delivered, (b) mailed by registered or certified mail, postage prepaid and received by the addressee, (c) sent by overnight mail or courier service and received by the addressee or (d) transmitted by facsimile (or any other type of electronic transmission agreed upon by the parties) and confirmed by a writing delivered by any of the means described in (a), (b) or (c), and if (i) to the Purchaser, addressed to Deutsche Mortgage & Asset Receiving Corporation, 60 Wall Street, New York, New York 10005, Attention: Lainie Kaye, facsimile no. (212) 797-4487, with a copy to Anna Glick, Esq., Cadwalader, Wickersham & Taft LLP, 200 Liberty Street, New York, New York 10281, facsimile no. (212) 504-6666, or such other address or facsimile number as may hereafter be furnished to the Mortgage Loan Seller in writing by the Purchaser; and (ii) to the Mortgage Loan Seller, addressed to [German American Capital Corporation at 60 Wall Street, New York, New York 10005, Attention: Lainie Kaye, facsimile no. (212) 797-4487] [MORTGAGE LOAN SELLER'S ADDRESS], or to such other address, E-mail address or facsimile number as the Mortgage Loan Seller may designate in writing to the Purchaser.

SECTION 11.   Notice of Exchange Act Reportable Events.

The Mortgage Loan Seller hereby agrees to deliver or cause to be delivered to the Purchaser and the Certificate Administrator disclosures of all material information relating to any event, specifically relating to and actually known by the Mortgage Loan Seller, reasonably determined in good faith by the Mortgage Loan Seller as required to be reported on or filed as an exhibit to (a) any Annual Report on Form 10-K with respect to the Trust Fund, insofar as such disclosure is required under any of Items 1117 and/or 1119 of Regulation AB, (b) any Distribution Report on Form 10-D with respect to the Trust Fund, insofar as such disclosure is required under any of Items 1117 and/or 1121(c)(2) of Regulation AB or (c) any Current Report on Form 8-K with respect to the Trust Fund, insofar as such disclosure is required under Item 1.03 of Form 8-K. In each case, the disclosure information that is to be delivered by the Mortgage Loan Seller in accordance with this Section 11 is to be formatted in a manner that is reasonably appropriate for inclusion in the applicable form (that is, Form 10-K, Form 10-D and/or Form 8-K, as applicable). The Mortgage Loan Seller shall use reasonable efforts to deliver or cause to be delivered to the Certificate Administrator and the Purchaser proposed

disclosure language relating to any such event, specifically relating to and actually known by the Mortgage Loan Seller, described under Item 1117 of Regulation AB or Item 1.03 of Form 8-K as soon as reasonably practicable after the Mortgage Loan Seller becomes aware of such event (and in no event more than two (2) business days following the Mortgage Loan Seller becoming aware of the occurrence of such event if such event is reportable under Item 1.03 of Form 8-K). The Mortgage Loan Seller shall also use reasonable efforts to deliver to the Certificate Administrator and the Purchaser proposed disclosure language relating to any such event, specifically relating to and actually known by the Mortgage Loan Seller, described under Item 1119 of Regulation AB no later than the later of (i) March 15 of the calendar year following the calendar year covered by the subject Annual Report on Form 10-K and (ii) 15 business days following receipt of written notice from the parties to the Pooling and Servicing Agreement (as required pursuant to the terms thereof) of the names and addresses of the parties to the Pooling and Servicing Agreement (if different from the original parties to the Pooling and Servicing Agreement) and each Servicing Function Participant retained by the parties to the Pooling and Servicing Agreement during the calendar year covered by the subject Annual Report on Form 10-K. Notwithstanding anything herein to the contrary, the Mortgage Loan Seller shall not be obligated to deliver to the Purchaser or to the Certificate Administrator disclosure information that was previously delivered by the Mortgage Loan Seller in accordance with this Section 11 or disclosed as part of the offering of the Certificates.

The obligation of the Mortgage Loan Seller to provide the above referenced disclosure materials will terminate upon notice or other written confirmation from the Purchaser that the reporting requirements with respect to the Trust Fund under the Exchange Act have been suspended. The Mortgage Loan Seller hereby acknowledges that the information to be provided by it pursuant to this Section will be used in the preparation of reports meeting the reporting requirements of the Purchaser with respect to the Trust Fund under Section 13(a) and/or Section 15(d) of the Exchange Act.

SECTION 12.   Representations, Warranties and Agreements to Survive Delivery.

All representations, warranties and agreements contained in this Agreement, incorporated herein by reference or contained in the certificates of officers of the Mortgage Loan Seller submitted pursuant hereto, shall remain operative and in full force and effect and shall survive delivery of the Mortgage Loans by the Mortgage Loan Seller to the Purchaser or its designee.

SECTION 13.   Severability of Provisions.

Any part, provision, representation, warranty or covenant of this Agreement that is prohibited or which is held to be void or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof. Any part, provision, representation, warranty or covenant of this Agreement that is prohibited or unenforceable or is held to be void or unenforceable in any particular jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any particular jurisdiction shall not invalidate or render unenforceable such provision in any other

jurisdiction. To the extent permitted by applicable law, the parties hereto waive any provision of law which prohibits or renders void or unenforceable any provision hereof.

SECTION 14.   Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Agreement in Portable Document Format (PDF), any other electronic format or by facsimile transmission shall be as effective as delivery of a manually executed original counterpart of this Agreement.

SECTION 15.   **GOVERNING LAW**.

THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT, THE RELATIONSHIP OF THE PARTIES TO THIS AGREEMENT, AND/OR THE INTERPRETATION AND ENFORCEMENT OF THE RIGHTS AND DUTIES OF THE PARTIES TO THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS AND DECISIONS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CHOICE OF LAW RULES THEREOF. THE PARTIES HERETO INTEND THAT THE PROVISIONS OF SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW SHALL APPLY TO THIS AGREEMENT.

SECTION 16.   **WAIVER OF JURY TRIAL; CONSENT TO JURISDICTION**.

TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, EACH PARTY HERETO WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF OR RELATED TO THIS AGREEMENT, ANY ASSIGNMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST THE OTHER PARTIES, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS, OR OTHERWISE. EACH PARTY HERETO AGREES THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT, ANY ASSIGNMENT OR ANY PROVISION HEREOF OR THEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR ANY ASSIGNMENT.

TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, EACH PARTY HERETO HEREBY IRREVOCABLY (I) SUBMITS TO THE JURISDICTION OF ANY NEW YORK STATE AND FEDERAL COURTS SITTING IN

NEW YORK CITY WITH RESPECT TO MATTERS ARISING OUT OF OR RELATING TO THIS AGREEMENT; (II) AGREES THAT ALL CLAIMS WITH RESPECT TO SUCH MATTERS MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE OR FEDERAL COURTS; (III) WAIVES THE DEFENSE OF AN INCONVENIENT FORUM IN ANY ACTION OR PROCEEDING INVOLVING SUCH CLAIMS IN ANY SUCH COURT; AND (IV) AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING IN ANY SUCH COURT SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

SECTION 17.   Further Assurances.

The Mortgage Loan Seller and the Purchaser agree to execute and deliver such instruments and take such further actions as the other party may, from time to time, reasonably request in order to effectuate the purposes and to carry out the terms of this Agreement.

SECTION 18.   Successors and Assigns.

The rights and obligations of the Mortgage Loan Seller under this Agreement shall not be assigned by the Mortgage Loan Seller without the prior written consent of the Purchaser, except that any Person into which the Mortgage Loan Seller may be merged or consolidated, or any corporation or other entity resulting from any merger, conversion or consolidation to which the Mortgage Loan Seller is a party, or any Person succeeding to all or substantially all of the business of the Mortgage Loan Seller, shall be the successor to the Mortgage Loan Seller hereunder. The Purchaser has the right to assign its interest under this Agreement, in whole or in part (excluding the Purchaser's rights and remedies under Sections 6(e)-(g), 9 and 11 of this Agreement), to the Trustee, for the benefit of the Certificateholders, as may be required to effect the purposes of the Pooling and Servicing Agreement and, upon such assignment, the Trustee shall, to the extent of such assignment, succeed to the rights hereunder of the Purchaser, *provided* that the Trustee shall have no right to further assign such rights to any other Person. Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the Mortgage Loan Seller and the Purchaser, and their permitted successors and permitted assigns.

SECTION 19.   Amendments.

No term or provision of this Agreement may be amended, waived, modified or in any way altered, unless such amendment, waiver, modification or alteration is in writing and signed by a duly authorized officer of the party against whom such amendment, waiver, modification or alteration is sought to be enforced.

SECTION 20.   Entire Agreement.

This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof (other than the MOU (solely with respect to those portions of this Agreement that are not assigned to the Trustee), the Cross Receipt [and] the Indemnification Agreement [the Underwriting Agreement and the Certificate Purchase Agreement]), and supersedes all prior and contemporaneous agreements, understandings,

inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter hereof. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Mortgage Loan Seller and the Purchaser have caused their names to be signed hereto by their respective duly authorized officers as of the date first above written.

[GERMAN AMERICAN CAPITAL
    CORPORATION

By:_____
    Name:
    Title:

By:_____
    Name:
    Title:]

[MORTGAGE LOAN SELLER]

By:_____
    Name:
    Title:

DEUTSCHE MORTGAGE & ASSET
    RECEIVING CORPORATION

By:_____
    Name:
    Title:

By:_____
    Name:
    Title:

EXHIBIT A

MORTGAGE LOAN SCHEDULE

The Mortgage Loan Schedule shall set forth, among other things, the following information with respect to each Mortgage Loan:

(i)   the loan number;

(ii)   the Mortgage Loan name;

(iii)   the street address (including city, state and zip code) of the related Mortgaged Property;

(iv)   the Mortgage Rate in effect as of the Cut-off Date;

(v)   the original principal balance;

(vi)   the Stated Principal Balance as of the Cut-off Date;

(vii)   the Maturity Date for each Mortgage Loan;

(viii) the Due Date;

(ix)   the amount of the Monthly Payment due on the first Due Date following the Cut-off Date;

(x)   the Servicing Fee Rate;

(xi)   whether the Mortgage Loan is an Actual/360 Mortgage Loan;

(xii)   whether any letter of credit is held by the lender as a beneficiary or is assigned as security for such Mortgage Loan;

(xiii) the revised rate of such Mortgage Loan, if any;

(xiv)   whether the Mortgage Loan is part of a Whole Loan;

(xv)   whether the Mortgage Loan is secured in any part by a leasehold interest; and

(xvi)   whether the Mortgage Loan has any related mezzanine debt or other subordinate debt.

Such list may be in the form of more than one list, collectively setting forth all of the information required. Certain of the above-referenced items are described on the Mortgage Loan Schedule attached hereto.

EXHIBIT B

THE MORTGAGE FILE

The "<u>Mortgage File</u>" for any Mortgage Loan shall, subject to <u>Sections 2(b)</u>, <u>2(c)</u> and <u>2(d)</u> of this Agreement, collectively consist of the following documents:

(i)   [(A) the original Mortgage Note, bearing, or accompanied by, all prior or intervening endorsements, endorsed by the most recent endorsee prior to the Trustee or, if none, by the Originator, without recourse, either in blank or to the order of the Trustee in the following form: "Pay to the order of [TRUSTEE], as Trustee, for the benefit of the Holders of [ISSUING ENTITY'S NAME] Commercial Mortgage Pass-Through Certificates, without recourse" and (B) in the case of each related Serviced Companion Loan, a copy of the executed Mortgage Note for such Serviced Companion Loan;

(ii)   the original (or a copy thereof certified from the applicable recording office) of the Mortgage and, if applicable, the originals (or copies thereof certified from the applicable recording office) of any intervening assignments thereof showing a complete chain of assignment from the Originator of the Mortgage Loan or Serviced Whole Loan to the most recent assignee of record thereof prior to the Trustee, if any, in each case with evidence of recording indicated thereon;

(iii)   an original or copy (if the related Mortgage Loan Seller or its designee, rather than the Custodian and its designee, is responsible for the recording thereof) of an assignment of the Mortgage, in recordable form (except for missing recording information and, if delivered in blank, except for the name of the assignee), executed by the most recent assignee of record thereof prior to the Trustee or, if none, by the Originator, either in blank or in favor of the Trustee in the following form: "[TRUSTEE], as Trustee, for the benefit of the Holders of [ISSUING ENTITY'S NAME] Commercial Mortgage Pass-Through Certificates" (and, with respect to any Serviced Whole Loan, on behalf of any related Serviced Companion Loan Noteholders);

(iv)   (A) an original or copy of any related security agreement (if such item is a document separate from the Mortgage) and, if applicable, the originals or copies of any intervening assignments thereof showing a complete chain of assignment from the Originator of the related Mortgage Loan or Serviced Whole Loan to the most recent assignee thereof prior to the Trustee, if any; and (B) an original assignment of any related security agreement (if such item is a document separate from the related Mortgage) executed by the most recent assignee thereof prior to the Trustee or, if none, by the Originator, either in blank or in favor of the Trustee in the following form: "[TRUSTEE], as Trustee, for the benefit of the Holders of [ISSUING ENTITY'S NAME] Commercial Mortgage Pass-Through Certificates" (in such capacity and, with respect to any Serviced Whole Loan, on behalf of any related Serviced Companion Loan Noteholders), which assignment may be included as part of the corresponding Assignment of Mortgage referred to in <u>clause (iii)</u> above;

(v)   (A) stamped or certified copies of any UCC financing statements and continuation statements which were filed in order to perfect (and maintain the perfection of) any security interest held by the Originator of the Mortgage Loan or Serviced Whole Loan (and each assignee of record prior to the Trustee) in and to the personalty of the Borrower at the Mortgaged Property (in each case with evidence of filing or recording thereon) and which were in the possession of the Mortgage Loan Seller (or its agent) at the time the Mortgage Files were delivered to the Custodian, together with original UCC-3 assignments of financing statements showing a complete chain of assignment from the secured party named in such UCC-1 financing statement to the most recent assignee of record thereof prior to the Trustee, if any, and (B) if any such security interest is perfected and the earlier UCC financing statements and continuation statements were in the possession of the Mortgage Loan Seller, an assignment of UCC financing statement by the most recent assignee of record prior to the Trustee or, if none, by the Originator, evidencing the transfer of such security interest, either in blank or in favor of the Trustee in the following form: "[TRUSTEE], as Trustee, for the benefit of the Holders of [ISSUING ENTITY'S NAME] Commercial Mortgage Pass-Through Certificates" (in such capacity and, with respect to any Serviced Whole Loan, on behalf of any related Serviced Companion Loan Noteholders); *provided* that other evidence of filing or recording reasonably acceptable to the Trustee may be delivered in lieu of delivering such UCC financing statements including, without limitation, evidence of such filed or recorded UCC financing statement as shown on a written UCC search report from a reputable search firm, such as CSC/LexisNexis Document Solutions, Corporation Service Company, CT Corporation System and the like or printouts of on-line confirmations from such UCC filing or recording offices or authorized agents thereof;

(vi)   the original or a copy of the Loan Agreement relating to such Mortgage Loan or Serviced Whole Loan, if any;

(vii)   the original or a copy of the lender's title insurance policy issued on the date of the origination of the Mortgage Loan or Trust Subordinate Companion Loan, together with all endorsements or riders (or copies thereof) that were issued with or subsequent to the issuance of such policy, insuring the priority of the Mortgage as a first lien on the Mortgaged Property or, subject to Section 2(d) of this Agreement, a "marked-up" commitment to insure marked as binding and countersigned by the related insurer or its authorized agent (which may be a pro forma or specimen title insurance policy which has been accepted or approved as binding in writing by the related title insurance company), or, subject to Section 2(d) of this Agreement, an agreement to provide the same pursuant to binding escrow instructions executed by an authorized representative of the title company;

(viii)   (A) the original or a copy of the related Assignment of Leases, Rents and Profits (if such item is a document separate from the Mortgage) and, if applicable, the originals or copies of any intervening assignments thereof showing a complete chain of assignment from the Originator of the Mortgage Loan or Serviced Whole Loan to the most recent assignee of record thereof prior to the Trustee, if any, in each case with evidence of recording thereon; and (B) an original or copy (if the related Mortgage Loan Seller or its designee, rather than the Custodian and its designee, is responsible for the recording thereof) of an assignment of any related Assignment of Leases, Rents and Profits (a "Reassignment of Assignment of Leases, Rents and Profits") (if such item is a document separate from the Mortgage), in recordable form (except for missing recording information and, if delivered in blank, except for the name of the

assignee), executed by the most recent assignee of record thereof prior to the Trustee or, if none, by the Originator, either in blank or in favor of the Trustee in the following form: "[TRUSTEE], as Trustee, for the benefit of the Holders of [ISSUING ENTITY'S NAME] Commercial Mortgage Pass-Through Certificates" (in such capacity and, with respect to any Serviced Whole Loan, on behalf of any related Serviced Companion Loan Noteholders), which assignment may be included as part of the corresponding Assignment of Mortgage referred to in clause (iii) above;

(ix) the original or copy of any environmental indemnity agreements and copies of any environmental insurance policies pertaining to the Mortgaged Properties required in connection with origination of the Mortgage Loans or Serviced Whole Loans and copies of Environmental Reports;

(x) copies of the currently effective Management Agreements, if any, for the Mortgaged Properties;

(xi) if the Borrower has a leasehold interest in the related Mortgaged Property, the original or copy of the ground lease (or, with respect to a leasehold interest that is a space lease or an air rights lease, the original of such space lease or air rights lease), and any related lessor estoppel or similar agreement or a copy thereof;

(xii) if the related assignment of contracts is separate from the Mortgage, the original executed version of such assignment of contracts and the assignment thereof, if any, to the Trustee;

(xiii) if any related Lock-Box Agreement or Cash Collateral Account Agreement is separate from the Mortgage or Loan Agreement, a copy thereof; with respect to the Reserve Accounts, Cash Collateral Accounts and Lock-Box Accounts, if any, a stamped or certified copy of the UCC-1 financing statements, if any, submitted for filing with respect to the mortgagee's security interest in the Reserve Accounts, Cash Collateral Accounts and Lock-Box Accounts and all funds contained therein (and UCC-3 assignments of financing statements assigning such UCC-1 financing statements to the Trustee in the following form: "[TRUSTEE], as Trustee, for the benefit of the Holders of [ISSUING ENTITY'S NAME] Commercial Mortgage Pass-Through Certificates" (in such capacity and, with respect to any Serviced Whole Loan, on behalf of any related Serviced Companion Loan Noteholders);

(xiv) originals or copies of all assumption, consolidation, modification, written assurance and substitution agreements, if any, with evidence of recording thereon if appropriate, in those instances where the terms or provisions of the Mortgage, Mortgage Note or any related security document have been modified or the Mortgage Loan or Trust Subordinate Companion Loan has been assumed or consolidated;

(xv) the original or a copy of any guaranty of the obligations of the Borrower under the Mortgage Loan or Serviced Whole Loan together with, as applicable, (A) the original or copies of any intervening assignments of such guaranty showing a complete chain of assignment from the Originator of the Mortgage Loan or Serviced Whole Loan to the most recent assignee thereof prior to the Trustee, if any, and (B) an original assignment of such

guaranty executed by the most recent assignee thereof prior to the Trustee or, if none, by the Originator;

(xvi)   the original or a copy of the power of attorney (with evidence of recording thereon, if appropriate) granted by the related Borrower if the Mortgage, Mortgage Note or other document or instrument referred to above was signed on behalf of the Borrower pursuant to such power of attorney;

(xvii)   with respect to each Whole Loan and any Mortgage Loan with additional debt, a copy of the related Intercreditor Agreement and, if applicable, a copy of the related Other Pooling and Servicing Agreement;

(xviii)   with respect to hospitality properties, a copy of the franchise agreement, if any, an original or copy of the comfort letter, if any, and if, pursuant to the terms of such comfort letter, the general assignment of the Mortgage Loan is not sufficient to transfer or assign the benefits of such comfort letter to the Trust, a copy of the notice to the franchisor of the transfer of such Mortgage Loan or Serviced Whole Loan and/or a copy of the request for the issuance of a new comfort letter in favor of the Trust (in each case, as and to the extent required pursuant to the terms of such comfort letter), with the original of any replacement comfort letter to be included in the Mortgage File following receipt thereof by the Master Servicer;

(xix)   the original (or copy, if the original is held by the Master Servicer or applicable Other Servicer pursuant to Section 2(d) of this Agreement) of any letter of credit held by the lender as beneficiary or assigned as security for such Mortgage Loan or Serviced Whole Loan;

(xx)   the appropriate assignment or amendment documentation related to the assignment to the Trust of any letter of credit securing such Mortgage Loan or Serviced Whole Loan (or copy thereof, if the original is held by the Master Servicer or applicable Other Servicer pursuant to Section 2(d) of this Agreement) which entitles the Master Servicer on behalf of the Trust and the Companion Noteholders (with respect to any Serviced Whole Loan) to draw thereon;

(xxi)   with respect to any Mortgage Loan or Serviced Whole Loan with related mezzanine debt or other subordinate debt (other than a Companion Loan), a copy of the related co-lender agreement, subordination agreement or other intercreditor agreement; and

(xxii)   the original (or copy, if the original is held by the Master Servicer or applicable Other Servicer pursuant to Section 2(d) of this Agreement) of any escrow agreement;]

provided that whenever the term "Mortgage File" is used to refer to documents actually received by the Purchaser or the Trustee, such term shall not be deemed to include such documents and instruments required to be included therein unless they are actually so received. The original assignments referred to in clauses (iii), (iv)(B), (viii)(B) and (xv)(B), may be in the form of one or more instruments in recordable form in any applicable filing or recording offices.

Notwithstanding anything herein to the contrary, with respect to any Non-Serviced Mortgage Loan, the preceding document delivery requirements will be met by the delivery by

the Mortgage Loan Seller to the Custodian of copies of the documents specified above (other than the Mortgage Note and intervening endorsements evidencing such Non-Serviced Mortgage Loan, with respect to which, subject to Section 2(c) of this Agreement, the originals shall be required), including a copy of the Mortgage securing such Non-Serviced Mortgage Loan; provided that any assignments or other transfer documents in favor of the Trustee described in clauses (iii)-(xxi) above shall instead be in favor of the applicable Other Trustee.

EXHIBIT C

FORM OF POWER OF ATTORNEY

RECORDING REQUESTED BY:
[_____]

AND WHEN RECORDED MAIL TO:

[_____]
[_____]
[_____]
Attention: [_____]

POWER OF ATTORNEY
([_____])

KNOW ALL MEN BY THESE PRESENTS, that [_____], as seller under that certain Mortgage Loan Purchase Agreement dated and effective [_____], 20[__] (the "Mortgage Loan Purchase Agreement"), does hereby appoint [[MASTER SERVICER] (the "Master Servicer")] [[SPECIAL SERVICER] (the "Special Servicer")], as [master][special] servicer under the Pooling and Servicing Agreement dated as of [_____], 20[__], by and among Deutsche Mortgage & Asset Receiving Corporation, as depositor, [_____], as master servicer, [_____], as special servicer, [_____], as trustee, [_____], as certificate administrator, paying agent and custodian, [_____], as operating advisor, and [_____], as asset representations reviewer, and any other party thereto, as its true and lawful attorney-in-fact for it and in its name, place, stead and for its use and benefit:

> To perform any and all acts which may be necessary or appropriate to enable the [Master][Special] Servicer to take such action as is necessary to effect the delivery, assignment and/or recordation of any documents and/or instruments relating to any Mortgage Loan (as defined in the Mortgage Loan Purchase Agreement and other than any Mortgage Loan that is a Non-Serviced Mortgage Loan within the meaning of the Pooling and Servicing Agreement) which has not been delivered, assigned or recorded at the time required for enforcement as provided in the Mortgage Loan Purchase Agreement, giving and granting unto the [Master][Special] Servicer full power and authority to do and perform any and every lawful act necessary, requisite, or proper in connection with the foregoing and hereby ratifying, approving or

confirming all that the [Master][Special] Servicer shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned caused this power of attorney to be executed as of the [__] day of [_____] 20[__].

[_____]

By:_____
    Name:
    Title:

By:_____
    Name:
    Title:

EXHIBIT D

MORTGAGE LOAN REPRESENTATIONS AND WARRANTIES

REPRESENTATIONS AND WARRANTIES OF THE MORTGAGE LOAN SELLER REGARDING THE INDIVIDUAL MORTGAGE LOANS

(1)   <u>Whole Loan; Ownership of Mortgage Loans</u>. Each Mortgage Loan is a whole loan and not a participation interest in a Mortgage Loan. At the time of the sale, transfer and assignment to Purchaser, no Mortgage Note or Mortgage was subject to any assignment (other than assignments to the Mortgage Loan Seller), participation or pledge, and the Mortgage Loan Seller had good title to, and was the sole owner of, each Mortgage Loan free and clear of any and all liens, charges, pledges, encumbrances, participations, any other ownership interests on, in or to such Mortgage Loan other than any servicing rights appointment or similar agreement. Mortgage Loan Seller has full right and authority to sell, assign and transfer each Mortgage Loan, and the assignment to Purchaser constitutes a legal, valid and binding assignment of such Mortgage Loan free and clear of any and all liens, pledges, charges or security interests of any nature encumbering such Mortgage Loan.

(2)   <u>Loan Document Status</u>. Each related Mortgage Note, Mortgage, Assignment of Leases, Rents and Profits (if a separate instrument), guaranty and other agreement executed by or on behalf of the related Borrower, guarantor or other obligor in connection with such Mortgage Loan is the legal, valid and binding obligation of the related Borrower, guarantor or other obligor (subject to any non-recourse provisions contained in any of the foregoing agreements and any applicable state anti-deficiency or market value limit deficiency legislation), as applicable, and is enforceable in accordance with its terms, except (i) as such enforcement may be limited by (a) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (b) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law) and (ii) that certain provisions in such Loan Documents (including, without limitation, provisions requiring the payment of default interest, late fees or prepayment/yield maintenance fees, charges and/or premiums) are, or may be, further limited or rendered unenforceable by or under applicable law, but (subject to the limitations set forth in <u>clause (i)</u> above) such limitations or unenforceability will not render such Loan Documents invalid as a whole or materially interfere with the mortgagee's realization of the principal benefits and/or security provided thereby (<u>clauses (i)</u> and <u>(ii)</u> collectively, the "<u>Standard Qualifications</u>").

Except as set forth in the immediately preceding sentences, there is no valid offset, defense, counterclaim or right of rescission available to the related Borrower with respect to any of the related Mortgage Notes, Mortgages or other Loan Documents, including, without limitation, any such valid offset, defense, counterclaim or right based on intentional fraud by Mortgage Loan Seller in connection with the origination of the

Mortgage Loan, that would deny the mortgagee the principal benefits intended to be provided by the Mortgage Note, Mortgage or other Loan Documents.

(3)   Mortgage Provisions. The Loan Documents for each Mortgage Loan contain provisions that render the rights and remedies of the holder thereof adequate for the practical realization against the Mortgaged Property of the principal benefits of the security intended to be provided thereby, including realization by judicial or, if applicable, non-judicial foreclosure subject to the limitations set forth in the Standard Qualifications.

(4)   Mortgage Status; Waivers and Modifications. Since origination and except by written instruments set forth in the related Mortgage File or as otherwise provided in the related Loan Documents (a) the material terms of such Mortgage, Mortgage Note, Mortgage Loan guaranty, and related Loan Documents have not been waived, impaired, modified, altered, satisfied, canceled, subordinated or rescinded in any respect; (b) no related Mortgaged Property or any portion thereof has been released from the lien of the related Mortgage in any manner which materially interferes with the security intended to be provided by such Mortgage or the use or operation of the remaining portion of such Mortgaged Property; and (c) neither the related Borrower nor the related guarantor has been released from its material obligations under the Mortgage Loan. With respect to each Mortgage Loan, except as contained in a written document included in the Mortgage File, there have been no modifications, amendments or waivers, that could be reasonably expected to have a material adverse effect on such Mortgage Loan consented to by Mortgage Loan Seller on or after [_____], 20[__].

(5)   Lien; Valid Assignment. Subject to the Standard Qualifications, each assignment of Mortgage and assignment of Assignment of Leases, Rents and Profits to the Trust constitutes a legal, valid and binding assignment to the Trust. Each related Mortgage and Assignment of Leases, Rents and Profits is freely assignable without the consent of the related Borrower. Each related Mortgage is a legal, valid and enforceable first lien on the related Borrower's fee or leasehold interest in the Mortgaged Property in the principal amount of such Mortgage Loan or allocated loan amount (subject only to Permitted Encumbrances (as defined below) and the exceptions to paragraph (6) set forth on in Schedule D-1 to this Exhibit D (each such exception, a "Title Exception")), except as the enforcement thereof may be limited by the Standard Qualifications. Such Mortgaged Property (subject to and excepting Permitted Encumbrances and the Title Exceptions) as of origination was, and as of the Cut-off Date, to the Mortgage Loan Seller's knowledge, is free and clear of any recorded mechanics' liens, recorded materialmen's liens and other recorded encumbrances which are prior to or equal with the lien of the related Mortgage, except those which are bonded over, escrowed for or insured against by a lender's title insurance policy (as described below), and, to the Mortgage Loan Seller's knowledge and subject to the rights of tenants (as tenants only) (subject to and excepting Permitted Encumbrances and the Title Exceptions), no rights exist which under law could give rise to any such lien or encumbrance that would be prior to or equal with the lien of the related Mortgage, except those which are bonded over, escrowed for or insured against by a lender's title insurance policy (as described below). Notwithstanding anything herein to the contrary, no representation is made as to the perfection of any security interest in rents or other personal property to the extent that possession or control of such

items or actions other than the filing of Uniform Commercial Code ("UCC") financing statements is required in order to effect such perfection.

(6)   Permitted Liens; Title Insurance. Each Mortgaged Property securing a Mortgage Loan is covered by an American Land Title Association loan title insurance policy or a comparable form of loan title insurance policy approved for use in the applicable jurisdiction (or, if such policy is yet to be issued, by a pro forma policy, a preliminary title policy with escrow instructions or a "marked up" commitment, in each case binding on the title insurer) (the "Title Policy") in the original principal amount of such Mortgage Loan (or with respect to a Mortgage Loan secured by multiple properties, an amount equal to at least the allocated loan amount with respect to the Title Policy for each such property) after all advances of principal (including any advances held in escrow or reserves), that insures for the benefit of the owner of the indebtedness secured by the Mortgage, the first priority lien of the Mortgage, which lien is subject only to (a) the lien of current real property taxes, water charges, sewer rents and assessments not yet due and payable; (b) covenants, conditions and restrictions, rights of way, easements and other matters of public record; (c) the exceptions (general and specific) and exclusions set forth in such Title Policy; (d) other matters to which like properties are commonly subject; (e) the rights of tenants (as tenants only) under leases (including subleases) pertaining to the related Mortgaged Property and condominium declarations; and (f) if the related Mortgage Loan is cross-collateralized and cross-defaulted with another Mortgage Loan (each a "Crossed Mortgage Loan"), the lien of the Mortgage for another Mortgage Loan that is cross-collateralized and cross-defaulted with such Crossed Mortgage Loan, provided that none of which items (a) through (f), individually or in the aggregate, materially and adversely interferes with the value or current use of the Mortgaged Property or the security intended to be provided by such Mortgage or the Borrower's ability to pay its obligations when they become due (collectively, the "Permitted Encumbrances"). Except as contemplated by clause (f) of the preceding sentence, none of the Permitted Encumbrances are mortgage liens that are senior to or coordinate and co-equal with the lien of the related Mortgage. Such Title Policy (or, if it has yet to be issued, the coverage to be provided thereby) is in full force and effect, all premiums thereon have been paid and no claims have been made by the Mortgage Loan Seller thereunder and no claims have been paid thereunder. Neither the Mortgage Loan Seller, nor to the Mortgage Loan Seller's knowledge, any other holder of the Mortgage Loan, has done, by act or omission, anything that would materially impair the coverage under such Title Policy.

(7)   Junior Liens. It being understood that B notes secured by the same Mortgage as a Mortgage Loan are not subordinate mortgages or junior liens, except for any Crossed Mortgage Loan, there are, as of origination, and to the Mortgage Loan Seller's knowledge, as of the Cut-off Date, no subordinate mortgages or junior liens securing the payment of money encumbering the related Mortgaged Property (other than Permitted Encumbrances and the Title Exceptions, taxes and assessments, mechanics and materialmen's liens (which are the subject of the representation in paragraph (5) above), and equipment and other personal property financing). Except as set forth in Schedule D-2 to this Exhibit D, the Mortgage Loan Seller has no knowledge of any mezzanine debt secured directly by interests in the related Borrower.

(8)   Assignment of Leases, Rents and Profits. There exists as part of the related Mortgage File an Assignment of Leases, Rents and Profits (either as a separate instrument or incorporated into the related Mortgage). Subject to the Permitted Encumbrances and the Title Exceptions, each related Assignment of Leases, Rents and Profits creates a valid first-priority collateral assignment of, or a valid first-priority lien or security interest in, rents and certain rights under the related lease or leases, subject only to a license granted to the related Borrower to exercise certain rights and to perform certain obligations of the lessor under such lease or leases, including the right to operate the related leased property, except as the enforcement thereof may be limited by the Standard Qualifications. The related Mortgage or related Assignment of Leases, Rents and Profits, subject to applicable law, provides that, upon an event of default under the Mortgage Loan, a receiver is permitted to be appointed for the collection of rents or for the related mortgagee to enter into possession to collect the rents or for rents to be paid directly to the mortgagee.

(9)   UCC Filings. If the related Mortgaged Property is operated as a hospitality property, the Mortgage Loan Seller has filed and/or recorded or caused to be filed and/or recorded (or, if not filed and/or recorded, have been submitted in proper form for filing and/or recording), UCC financing statements in the appropriate public filing and/or recording offices necessary at the time of the origination of the Mortgage Loan to perfect a valid security interest in all items of physical personal property reasonably necessary to operate such Mortgaged Property owned by such Borrower and located on the related Mortgaged Property (other than any non-material personal property, any personal property subject to a purchase money security interest, a sale and leaseback financing arrangement as permitted under the terms of the related Loan Documents or any other personal property leases applicable to such personal property), to the extent perfection may be effected pursuant to applicable law by recording or filing, as the case may be. Subject to the Standard Qualifications, each related Mortgage (or equivalent document) creates a valid and enforceable lien and security interest on the items of personalty described above. No representation is made as to the perfection of any security interest in rents or other personal property to the extent that possession or control of such items or actions other than the filing of UCC financing statements are required in order to effect such perfection.

(10)   Condition of Property. Mortgage Loan Seller or the originator of the Mortgage Loan inspected or caused to be inspected each related Mortgaged Property within six months of origination of the Mortgage Loan and within twelve months of the Cut-off Date.

An engineering report or property condition assessment was prepared in connection with the origination of each Mortgage Loan no more than twelve months prior to the Cut-off Date. To the Mortgage Loan Seller's knowledge, based solely upon due diligence customarily performed in connection with the origination of comparable mortgage loans, as of the Closing Date, each related Mortgaged Property was free and clear of any material damage (other than (i) any damage or deficiency that is estimated to cost less than $50,000 to repair, (ii) any deferred maintenance for which escrows were established at origination and (iii) any damage fully covered by insurance) that would affect

materially and adversely the use or value of such Mortgaged Property as security for the Mortgage Loan.

(11) <u>Taxes and Assessments</u>. All taxes, governmental assessments and other outstanding governmental charges (including, without limitation, water and sewage charges), or installments thereof, that could be a lien on the related Mortgaged Property that would be of equal or superior priority to the lien of the Mortgage and that prior to the Cut-off Date have become delinquent in respect of each related Mortgaged Property have been paid, or an escrow of funds has been established in an amount sufficient to cover such payments and reasonably estimated interest and penalties, if any, thereon. For purposes of this representation and warranty, real estate taxes and governmental assessments and other outstanding governmental charges and installments thereof shall not be considered delinquent until the earlier of (a) the date on which interest and/or penalties would first be payable thereon and (b) the date on which enforcement action is entitled to be taken by the related taxing authority.

(12) <u>Condemnation</u>. As of the date of origination and to the Mortgage Loan Seller's knowledge as of the Cut-off Date, there is no proceeding pending, and, to the Mortgage Loan Seller's knowledge as of the date of origination and as of the Cut-off Date, there is no proceeding threatened, for the total or partial condemnation of such Mortgaged Property that would have a material adverse effect on the value, use or operation of the Mortgaged Property.

(13) <u>Actions Concerning Mortgage Loan</u>. As of the date of origination and to the Mortgage Loan Seller's knowledge as of the Cut-off Date, there was no pending or filed action, suit or proceeding, arbitration or governmental investigation involving any Borrower, guarantor, or Borrower's interest in the Mortgaged Property, an adverse outcome of which would reasonably be expected to materially and adversely affect (a) such Borrower's title to the Mortgaged Property, (b) the validity or enforceability of the Mortgage, (c) such Borrower's ability to perform under the related Mortgage Loan, (d) such guarantor's ability to perform under the related guaranty, (e) the principal benefit of the security intended to be provided by the Loan Documents or (f) the current principal use of the Mortgaged Property.

(14) <u>Escrow Deposits</u>. All escrow deposits and payments required to be escrowed with lender pursuant to each Mortgage Loan are in the possession, or under the control, of the Mortgage Loan Seller or its servicer, and there are no deficiencies (subject to any applicable grace or cure periods) in connection therewith, and all such escrows and deposits (or the right thereto) that are required to be escrowed with lender under the related Loan Documents are being conveyed by the Mortgage Loan Seller to Purchaser or its servicer.

(15) <u>No Holdbacks</u>. The Stated Principal Balance as of the Cut-off Date of the Mortgage Loan set forth on the mortgage loan schedule attached as <u>Exhibit A</u> to this Agreement has been fully disbursed as of the Closing Date and there is no requirement for future advances thereunder (except in those cases where the full amount of the Mortgage Loan has been disbursed but a portion thereof is being held in escrow or reserve accounts

pending the satisfaction of certain conditions relating to leasing, repairs or other matters with respect to the related Mortgaged Property, the Borrower or other considerations determined by Mortgage Loan Seller to merit such holdback).

(16)   <u>Insurance</u>. Each related Mortgaged Property is, and is required pursuant to the related Mortgage to be, insured by a property insurance policy providing coverage for loss in accordance with coverage found under a "special cause of loss form" or "all risk form" that includes replacement cost valuation issued by an insurer meeting the requirements of the related Loan Documents and having a claims-paying or financial strength rating of any one of the following: (i) at least "A-:VIII" from A.M. Best Company, (ii) at least "A3" (or the equivalent) from Moody's Investors Service, Inc. or (iii) at least "A-" from Standard & Poor's Ratings Services (collectively the "<u>Insurance Rating Requirements</u>"), in an amount (subject to a customary deductible) not less than the lesser of (1) the original principal balance of the Mortgage Loan and (2) the full insurable value on a replacement cost basis of the improvements, furniture, furnishings, fixtures and equipment owned by the Borrower and included in the Mortgaged Property (with no deduction for physical depreciation), but, in any event, not less than the amount necessary or containing such endorsements as are necessary to avoid the operation of any coinsurance provisions with respect to the related Mortgaged Property.

Each related Mortgaged Property is also covered, and required to be covered pursuant to the related Loan Documents, by business interruption or rental loss insurance which (subject to a customary deductible) covers a period of not less than 12 months (or with respect to each Mortgage Loan on a single asset with a principal balance of $50 million or more, 18 months).

If any material part of the improvements, exclusive of a parking lot, located on a Mortgaged Property is in an area identified in the Federal Register by the Federal Emergency Management Agency as having special flood hazards, the related Borrower is required to maintain insurance in the maximum amount available under the National Flood Insurance Program.

If the Mortgaged Property is located within 25 miles of the coast of the Gulf of Mexico or the Atlantic coast of Florida, Georgia, South Carolina or North Carolina, the related Borrower is required to maintain coverage for windstorm and/or windstorm related perils and/or "named storms" issued by an insurer meeting the Insurance Rating Requirements or endorsement covering damage from windstorm and/or windstorm related perils and/or named storms.

The Mortgaged Property is covered, and required to be covered pursuant to the related Loan Documents, by a commercial general liability insurance policy issued by an insurer meeting the Insurance Rating Requirements including coverage for property damage, contractual damage and personal injury (including bodily injury and death) in amounts as are generally required by the Mortgage Loan Seller for loans originated for securitization, and in any event not less than $1 million per occurrence and $2 million in the aggregate.

An architectural or engineering consultant has performed an analysis of each of the Mortgaged Properties located in seismic zones 3 or 4 in order to evaluate the structural and seismic condition of such property, for the sole purpose of assessing either the scenario expected limit ("SEL") or the probable maximum loss ("PML") for the Mortgaged Property in the event of an earthquake. In such instance, the SEL or PML, as applicable, was based on a 475-year return period, an exposure period of 50 years and a 10% probability of exceedance. If the resulting report concluded that the SEL or PML, as applicable, would exceed 20% of the amount of the replacement costs of the improvements, earthquake insurance on such Mortgaged Property was obtained by an insurer rated at least "A:VIII" by A.M. Best Company or "A3" (or the equivalent) from Moody's Investors Service, Inc. or "A-" by Standard & Poor's Ratings Services in an amount not less than 100% of the SEL or PML, as applicable.

The Loan Documents require insurance proceeds in respect of a property loss to be applied either (a) to the repair or restoration of all or part of the related Mortgaged Property, with respect to all property losses in excess of 5% of the then outstanding principal amount of the related Mortgage Loan (or Whole Loan, if applicable), the lender (or a trustee appointed by it) having the right to hold and disburse such proceeds as the repair or restoration progresses, or (b) to the payment of the outstanding principal balance of such Mortgage Loan (or Whole Loan, if applicable) together with any accrued interest thereon.

All premiums on all insurance policies referred to in this section required to be paid as of the Cut-off Date have been paid, and such insurance policies name the lender under the Mortgage Loan and its successors and assigns as a loss payee under a mortgagee endorsement clause or, in the case of the general liability insurance policy, as named or additional insured. Such insurance policies will inure to the benefit of the Trustee (or, in the case of a Mortgage Loan that is a Non-Serviced Mortgage Loan, the applicable Other Trustee). Each related Mortgage Loan obligates the related Borrower to maintain all such insurance and, at such Borrower's failure to do so, authorizes the lender to maintain such insurance at the Borrower's cost and expense and to charge such Borrower for related premiums. All such insurance policies (other than commercial liability policies) require at least 10 days' prior notice to the lender of termination or cancellation arising because of nonpayment of a premium and at least 30 days prior notice to the lender of termination or cancellation (or such lesser period, not less than 10 days, as may be required by applicable law) arising for any reason other than non-payment of a premium and no such notice has been received by Seller.

(17) <u>Access; Utilities; Separate Tax Lots</u>. Each Mortgaged Property (a) is located on or adjacent to a public road and has direct legal access to such road, or has access via an irrevocable easement or irrevocable right of way permitting ingress and egress to/from a public road, (b) is served by or has uninhibited access rights to public or private water and sewer (or well and septic) and all required utilities, all of which are appropriate for the current use of the Mortgaged Property, and (c) constitutes one or more separate tax parcels which do not include any property which is not part of the Mortgaged Property or is subject to an endorsement under the related Title Policy insuring the Mortgaged Property, or in certain cases, an application has been, or will be, made to the applicable

governing authority for creation of separate tax lots, in which case the Mortgage Loan requires the Borrower to escrow an amount sufficient to pay taxes for the existing tax parcel of which the Mortgaged Property is a part until the separate tax lots are created.

(18) No Encroachments. To Mortgage Loan Seller's knowledge based solely on surveys obtained in connection with origination and the lender's Title Policy (or, if such policy is not yet issued, a pro forma title policy, a preliminary title policy with escrow instructions or a "marked up" commitment) obtained in connection with the origination of each Mortgage Loan, all material improvements that were included for the purpose of determining the appraised value of the related Mortgaged Property at the time of the origination of such Mortgage Loan are within the boundaries of the related Mortgaged Property, except encroachments that do not materially and adversely affect the value or current use of such Mortgaged Property or for which insurance or endorsements were obtained under the Title Policy. No improvements on adjoining parcels encroach onto the related Mortgaged Property except for encroachments that do not materially and adversely affect the value or current use of such Mortgaged Property or for which insurance or endorsements were obtained under the Title Policy. No improvements encroach upon any easements except for encroachments the removal of which would not materially and adversely affect the value or current use of such Mortgaged Property or for which insurance or endorsements obtained with respect to the Title Policy.

(19) No Contingent Interest or Equity Participation. No Mortgage Loan has a shared appreciation feature, any other contingent interest feature or a negative amortization feature (except that an ARD Loan may provide for the accrual of the portion of interest in excess of the rate in effect prior to the Anticipated Repayment Date) or an equity participation by Mortgage Loan Seller.

(20) REMIC. The Mortgage Loan is a "qualified mortgage" within the meaning of Code Section 860G(a)(3) (but determined without regard to the rule in the U.S. Department of Treasury Regulations (the "Treasury Regulations") Section 1.860G-2(f)(2) that treats certain defective mortgage loans as qualified mortgages), and, accordingly, (A) the issue price of the Mortgage Loan to the related Borrower at origination did not exceed the non-contingent principal amount of the Mortgage Loan and (B) either: (a) such Mortgage Loan is secured by an interest in real property (including buildings and structural components thereof, but excluding personal property) having a fair market value (i) at the date the Mortgage Loan was originated at least equal to 80% of the adjusted issue price of the Mortgage Loan (or Whole Loan, if applicable) on such date or (ii) at the Closing Date at least equal to 80% of the adjusted issue price of the Mortgage Loan (or Whole Loan, if applicable) on such date, provided that for purposes hereof, the fair market value of the real property interest must first be reduced by (A) the amount of any lien on the real property interest that is senior to the Mortgage Loan and (B) a proportionate amount of any lien that is in parity with the Mortgage Loan; or (b) substantially all of the proceeds of such Mortgage Loan were used to acquire, improve or protect the real property which served as the only security for such Mortgage Loan (other than a recourse feature or other third-party credit enhancement within the meaning of Section 1.860G-2(a)(1)(ii) of the Treasury Regulations). If the Mortgage Loan was "significantly modified" prior to the Closing Date so as to result in a taxable exchange under Section 1001 of the Code, it

either (x) was modified as a result of the default or reasonably foreseeable default of such Mortgage Loan or (y) satisfies the provisions of either sub-clause (B)(a)(i) above (substituting the date of the last such modification for the date the Mortgage Loan was originated) or sub-clause (B)(a)(ii), including the proviso thereto. Any prepayment premium and yield maintenance charges applicable to the Mortgage Loan constitute "customary prepayment penalties" within the meaning of Section 1.860G-1(b)(2) of the Treasury Regulations. All terms used in this paragraph shall have the same meanings as set forth in the related Treasury Regulations.

(21) Compliance with Usury Laws. The Mortgage Rate (exclusive of any default interest, late charges, yield maintenance charge, or prepayment premiums) of such Mortgage Loan complied as of the date of origination with, or was exempt from, applicable state or federal laws, regulations and other requirements pertaining to usury.

(22) Authorized to do Business. To the extent required under applicable law, as of the Cut-off Date or as of the date that such entity held the Mortgage Note, each holder of the Mortgage Note was authorized to transact and do business in the jurisdiction in which each related Mortgaged Property is located, or the failure to be so authorized does not materially and adversely affect the enforceability of such Mortgage Loan by the Trust.

(23) Trustee under Deed of Trust. With respect to each Mortgage which is a deed of trust, as of the date of origination and, to the Mortgage Loan Seller's knowledge, as of the Closing Date, a trustee, duly qualified under applicable law to serve as such, currently so serves and is named in the deed of trust or has been substituted in accordance with the Mortgage and applicable law or may be substituted in accordance with the Mortgage and applicable law by the related mortgagee.

(24) Local Law Compliance. To the Mortgage Loan Seller's knowledge, based upon any of a letter from any governmental authorities, a legal opinion, an architect's letter, a zoning consultant's report, an endorsement to the related Title Policy, or other affirmative investigation of local law compliance consistent with the investigation conducted by the Mortgage Loan Seller for similar commercial, multifamily and manufactured housing community mortgage loans intended for securitization, with respect to the improvements located on or forming part of each Mortgaged Property securing a Mortgage Loan as of the date of origination of such Mortgage Loan and as of the Cut-off Date, there are no material violations of applicable zoning ordinances, building codes and land laws (collectively "Zoning Regulations") other than those which (i) constitute a legal non-conforming use or structure, as to which as the Mortgaged Property may be restored or repaired to the full extent necessary to maintain the use of the structure immediately prior to a casualty or the inability to restore or repair to the full extent necessary to maintain the use or structure immediately prior to the casualty would not materially and adversely affect the use or operation of the Mortgaged Property, (ii) are insured by the Title Policy or other insurance policy, (iii) are insured by law and ordinance insurance coverage in amounts customarily required by the Mortgage Loan Seller for loans originated for securitization that provides coverage for additional costs to rebuild and/or repair the property to current Zoning Regulations or (iv) would not have a material adverse effect on the Mortgage Loan. The terms of the Loan Documents require the Borrower to

comply in all material respects with all applicable governmental regulations, zoning and building laws.

(25) <u>Licenses and Permits</u>. Each Borrower covenants in the Loan Documents that it shall keep all material licenses, permits and applicable governmental authorizations necessary for its operation of the Mortgaged Property in full force and effect, and to the Mortgage Loan Seller's knowledge based upon a letter from any government authorities or other affirmative investigation of local law compliance consistent with the investigation conducted by the Mortgage Loan Seller for similar commercial, multifamily and manufactured housing community mortgage loans intended for securitization, all such material licenses, permits and applicable governmental authorizations are in effect. The Mortgage Loan requires the related Borrower to be qualified to do business in the jurisdiction in which the related Mortgaged Property is located.

(26) <u>Recourse Obligations</u>. The Loan Documents for each Mortgage Loan provide that such Mortgage Loan is non-recourse to the related parties thereto except that (a) the related Borrower and at least one individual or entity shall be fully liable for actual losses, liabilities, costs and damages arising from certain acts of the related Borrower and/or its principals specified in the related Loan Documents, which acts generally include the following: (i) acts of fraud or intentional material misrepresentation, (ii) misapplication or misappropriation of rents, insurance proceeds or condemnation awards, (iii) intentional material physical waste of the Mortgaged Property, and (iv) any breach of the environmental covenants contained in the related Loan Documents, and (b) the Mortgage Loan shall become full recourse to the related Borrower and at least one individual or entity, if the related Borrower files a voluntary petition under federal or state bankruptcy or insolvency law.

(27) <u>Mortgage Releases</u>. The terms of the related Mortgage or related Loan Documents do not provide for release of any material portion of the Mortgaged Property from the lien of the Mortgage except (a) a partial release, accompanied by principal repayment, or partial Defeasance (as defined in paragraph (32)), of not less than a specified percentage at least equal to the lesser of (i) 110% of the related allocated loan amount of such portion of the Mortgaged Property and (ii) the outstanding principal balance of the Mortgage Loan, (b) upon payment in full of such Mortgage Loan, (c) upon a Defeasance (as defined in paragraph (32)), (d) releases of out-parcels that are unimproved or other portions of the Mortgaged Property which will not have a material adverse effect on the underwritten value of the Mortgaged Property and which were not afforded any value in the appraisal obtained at the origination of the Mortgage Loan and are not necessary for physical access to the Mortgaged Property or compliance with zoning requirements, or (e) as required pursuant to an order of condemnation. With respect to any partial release under the preceding <u>clauses (a)</u> or <u>(d)</u>, either: (x) such release of collateral (i) would not constitute a "significant modification" of the subject Mortgage Loan within the meaning of Section 1.860G-2(b)(2) of the Treasury Regulations and (ii) would not cause the subject Mortgage Loan to fail to be a "qualified mortgage" within the meaning of Code Section 860G(a)(3)(A); or (y) the mortgagee or servicer can, in accordance with the related Loan Documents, condition such release of collateral on the related Borrower's delivery of an opinion of tax counsel to the effect specified in the immediately preceding

clause (x). For purposes of the preceding clause (x), if the fair market value of the real property constituting such Mortgaged Property after the release is not equal to at least 80% of the principal balance of the Mortgage Loan (or Whole Loan, if applicable) outstanding after the release, the Borrower is required to make a payment of principal in an amount not less than the amount required by the REMIC Provisions.

In the case of any Mortgage Loan, in the event of a taking of any portion of a Mortgaged Property by a State or any political subdivision or authority thereof, whether by legal proceeding or by agreement, the Borrower can be required to pay down the principal balance of the Mortgage Loan in an amount not less than the amount required by the REMIC Provisions and, to such extent, condemnation proceeds may not be required to be applied to the restoration of the Mortgaged Property or released to the Borrower, if, immediately after the release of such portion of the Mortgaged Property from the lien of the Mortgage (but taking into account the planned restoration) the fair market value of the real property constituting the remaining Mortgaged Property is not equal to at least 80% of the remaining principal balance of the Mortgage Loan (or Whole Loan, if applicable).

No Mortgage Loan that is secured by more than one Mortgaged Property or that is a Crossed Mortgage Loan permits the release of cross-collateralization of the related Mortgaged Properties or a portion thereof, including due to a partial condemnation, other than in compliance with the loan-to-value ratio and other requirements of the REMIC Provisions.

(28) <u>Financial Reporting and Rent Rolls</u>. Each Mortgage requires the Borrower to provide the owner or holder of the Mortgage with quarterly (other than for single-tenant properties) and annual operating statements, and quarterly (other than for single-tenant properties) rent rolls for properties that have leases contributing more than 5% of the in-place base rent and annual financial statements, which annual financial statements with respect to each Mortgage Loan with more than one Borrower are in the form of an annual combined balance sheet of the Borrower entities (and no other entities), together with the related combined statements of operations, members' capital and cash flows, including a combining balance sheet and statement of income for the Mortgaged Properties on a combined basis.

(29) <u>Acts of Terrorism Exclusion</u>. With respect to each Mortgage Loan over $20 million, the related special-form all-risk insurance policy and business interruption policy (issued by an insurer meeting the Insurance Rating Requirements) do not specifically exclude Acts of Terrorism, as defined in the Terrorism Risk Insurance Act of 2002, as amended by the Terrorism Risk Insurance Program Reauthorization Act of 2007 (collectively referred to as "<u>TRIA</u>"), from coverage, or if such coverage is excluded, it is covered by a separate terrorism insurance policy. With respect to each other Mortgage Loan, the related special-form all-risk insurance policy and business interruption policy (issued by an insurer meeting the Insurance Rating Requirements) did not, as of the date of origination of the Mortgage Loan, and, to Mortgage Loan Seller's knowledge, do not, as of the Cut-off Date, specifically exclude Acts of Terrorism, as defined in TRIA, from coverage, or if such coverage is excluded, it is covered by a separate terrorism insurance policy. With respect to each Mortgage Loan, the related Loan Documents do not expressly waive or

prohibit the mortgagee from requiring coverage for Acts of Terrorism, as defined in TRIA, or damages related thereto except to the extent that any right to require such coverage may be limited by commercial availability on commercially reasonable terms, or as otherwise indicated on Schedule D-1 to this Exhibit D; provided, however, that if TRIA or a similar or subsequent statute is not in effect, then, provided that terrorism insurance is commercially available, the Borrower under each Mortgage Loan is required to carry terrorism insurance, but in such event the Borrower shall not be required to spend on terrorism insurance coverage more than two times the amount of the insurance premium that is payable in respect of the property and business interruption/rental loss insurance required under the related Loan Documents (without giving effect to the cost of terrorism and earthquake components of such casualty and business interruption/rental loss insurance) at the time of the origination of the Mortgage Loan, and if the cost of terrorism insurance exceeds such amount, the Borrower is required to purchase the maximum amount of terrorism insurance available with funds equal to such amount.

(30)   Due on Sale or Encumbrance. Subject to specific exceptions set forth below, each Mortgage Loan contains a "due on sale" or other such provision for the acceleration of the payment of the unpaid principal balance of such Mortgage Loan if, without the consent of the holder of the Mortgage (which consent, in some cases, may not be unreasonably withheld) and/or complying with the requirements of the related Loan Documents (which provide for transfers without the consent of the lender which are customarily acceptable to the Mortgage Loan Seller lending on the security of property comparable to the related Mortgaged Property, including, without limitation, transfers of worn-out or obsolete furnishings, fixtures, or equipment promptly replaced with property of equivalent value and functionality and transfers by leases entered into in accordance with the Loan Documents), (a) the related Mortgaged Property, or any equity interest of greater than 50% in the related Borrower, is directly or indirectly pledged, transferred or sold, other than as related to (i) family and estate planning transfers or transfers upon death or legal incapacity, (ii) transfers to certain affiliates as defined in the related Loan Documents, (iii) transfers of less than, or other than, a controlling interest in the related Borrower, (iv) transfers to another holder of direct or indirect equity in the Borrower, a specific Person designated in the related Loan Documents or a Person satisfying specific criteria identified in the related Loan Documents, such as a qualified equityholder, (v) transfers of stock or similar equity units in publicly traded companies, (vi) a substitution or release of collateral within the parameters of paragraphs (27) and (32) herein or the exceptions thereto set forth in Schedule D-1 to this Exhibit D, or (vii) by reason of any mezzanine debt that existed at the origination of the related Mortgage Loan as set forth on Schedule D-2 to this Exhibit D, or future permitted mezzanine debt in each case as set forth on Schedule D-3 to this Exhibit D or (b) the related Mortgaged Property is encumbered with a subordinate lien or security interest against the related Mortgaged Property, other than (i) any Companion Loan or any subordinate debt that existed at origination and is permitted under the related Loan Documents, (ii) purchase money security interests, (iii) any Crossed Mortgage Loan as set forth on Schedule D-4 to this Exhibit D or (iv) Permitted Encumbrances. The Mortgage or other Loan Documents provide that to the extent any Rating Agency fees are incurred in connection with the review of and consent to any transfer or encumbrance, the Borrower is responsible for

such payment along with all other reasonable fees and expenses incurred by the Mortgagee relative to such transfer or encumbrance.

(31) Single-Purpose Entity. Each Mortgage Loan requires the Borrower to be a Single-Purpose Entity for at least as long as the Mortgage Loan is outstanding. Both the Loan Documents and the organizational documents of the Borrower with respect to each Mortgage Loan with a Cut-off Date Stated Principal Balance in excess of $5 million provide that the Borrower is a Single-Purpose Entity, and each Mortgage Loan with a Cut-off Date Stated Principal Balance of $20 million or more has a counsel's opinion regarding non-consolidation of the Borrower. For this purpose, a "Single-Purpose Entity" shall mean an entity, other than an individual, whose organizational documents (or if the Mortgage Loan has a Cut-off Date Stated Principal Balance equal to $5 million or less, its organizational documents or the related Loan Documents) provide substantially to the effect that it was formed or organized solely for the purpose of owning and operating one or more of the Mortgaged Properties and prohibit it from engaging in any business unrelated to such Mortgaged Property or Properties, and whose organizational documents further provide, or which entity represented in the related Loan Documents, substantially to the effect that it does not have any assets other than those related to its interest in and operation of such Mortgaged Property or Properties, or any indebtedness other than as permitted by the related Mortgage(s) or the other related Loan Documents, that it has its own books and records and accounts separate and apart from those of any other person (other than a Borrower for a Crossed Mortgage Loan), and that it holds itself out as a legal entity, separate and apart from any other person or entity.

(32) Defeasance. With respect to any Mortgage Loan that, pursuant to the Loan Documents, can be defeased (a "Defeasance"), (i) the Loan Documents provide for Defeasance as a unilateral right of the Borrower, subject to satisfaction of conditions specified in the Loan Documents; (ii) the Mortgage Loan cannot be defeased within two years after the Closing Date; (iii) the Borrower is permitted to pledge only United States "government securities" within the meaning of Section 1.860G-2(a)(8)(ii) of the Treasury Regulations, the revenues from which will, in the case of a full Defeasance, be sufficient to make all scheduled payments under the Mortgage Loan when due, including the entire remaining principal balance on the maturity date (or on or after the first date on which payment may be made without payment of a yield maintenance charge or prepayment penalty) or, if the Mortgage Loan is an ARD Loan, the entire principal balance outstanding on the Anticipated Repayment Date, and if the Mortgage Loan permits partial releases of real property in connection with partial Defeasance, the revenues from the collateral will be sufficient to pay all such scheduled payments calculated on a principal amount equal to a specified percentage at least equal to the lesser of (a) 110% of the allocated loan amount for the real property to be released and (b) the outstanding principal balance of the Mortgage Loan; (iv) the Borrower is required to provide a certification from an independent certified public accountant that the collateral is sufficient to make all scheduled payments under the Mortgage Note as set forth in clause (iii) above; (v) if the Borrower would continue to own assets in addition to the Defeasance collateral, the portion of the Mortgage Loan secured by defeasance collateral is required to be assumed (or the mortgagee may require such assumption) by a Single-Purpose Entity; (vi) the Borrower is required to provide an opinion of counsel that the mortgagee has a perfected

security interest in such collateral prior to any other claim or interest; and (vii) the Borrower is required to pay all rating agency fees associated with Defeasance (if rating confirmation is a specific condition precedent thereto) and all other reasonable expenses associated with Defeasance, including, but not limited to, accountant's fees and opinions of counsel.

(33)   Fixed Interest Rates. Each Mortgage Loan bears interest at a rate that remains fixed throughout the remaining term of such Mortgage Loan, except in the case of ARD Loans and situations where default interest is imposed.

(34)   Ground Leases.   For purposes of this Agreement, a "Ground Lease" shall mean a lease creating a leasehold estate in real property where the fee owner as the ground lessor conveys for a term or terms of years its entire interest in the land, or with respect to air rights leases, the air, and buildings and other improvements, if any, comprising the premises demised under such lease to the ground lessee (who may, in certain circumstances, own the building and improvements on the land), subject to the reversionary interest of the ground lessor as fee owner and does not include industrial development agency (IDA) or similar leases for purposes of conferring a tax abatement or other benefit.

With respect to any Mortgage Loan where the Mortgage Loan is secured by a leasehold estate under a Ground Lease in whole or in part, and the related Mortgage does not also encumber the related lessor's fee interest in such Mortgaged Property, based upon the terms of the Ground Lease and any estoppel or other agreement received from the ground lessor in favor of Mortgage Loan Seller, its successors and assigns, Mortgage Loan Seller represents and warrants that:

(a)   The Ground Lease or a memorandum regarding such Ground Lease has been duly recorded or submitted for recordation in a form that is acceptable for recording in the applicable jurisdiction. The Ground Lease or an estoppel or other agreement received from the ground lessor permits the interest of the lessee to be encumbered by the related Mortgage and does not restrict the use of the related Mortgaged Property by such lessee, its successors or assigns in a manner that would materially adversely affect the security provided by the related Mortgage;

(b)   The lessor under such Ground Lease has agreed in a writing included in the related Mortgage File (or in such Ground Lease) that the Ground Lease may not be amended or modified, or canceled or terminated by agreement of lessor and lessee, without the prior written consent of the lender, and no such consent has been granted by the Mortgage Loan Seller since the origination of the Mortgage Loan except as reflected in any written instruments which are included in the related Mortgage File;

(c)   The Ground Lease has an original term (or an original term plus one or more optional renewal terms, which, under all circumstances, may be exercised, and will be enforceable, by either Borrower or the mortgagee) that extends not less than 20 years beyond the stated maturity of the related Mortgage Loan, or 10

years past the stated maturity if such Mortgage Loan fully amortizes by the stated maturity (or with respect to a Mortgage Loan that accrues on an actual 360 basis, substantially amortizes);

(d)   The Ground Lease either (i) is not subject to any liens or encumbrances superior to, or of equal priority with, the Mortgage, except for the related fee interest of the ground lessor and the Permitted Encumbrances, or (ii) is subject to a subordination, non-disturbance and attornment agreement to which the mortgagee on the lessor's fee interest in the Mortgaged Property is subject;

(e)   The Ground Lease does not place commercially unreasonable restrictions on the identity of the Mortgagee and the Ground Lease is assignable to the holder of the Mortgage Loan and its successors and assigns without the consent of the lessor thereunder, and in the event it is so assigned, it is further assignable by the holder of the Mortgage Loan and its successors and assigns without the consent of the lessor;

(f)   The Mortgage Loan Seller has not received any written notice of material default under or notice of termination of such Ground Lease. To the Mortgage Loan Seller's knowledge, there is no material default under such Ground Lease and no condition that, but for the passage of time or giving of notice, would result in a material default under the terms of such Ground Lease and to the Mortgage Loan Seller's knowledge, such Ground Lease is in full force and effect as of the Closing Date;

(g)   The Ground Lease or ancillary agreement between the lessor and the lessee requires the lessor to give to the lender written notice of any default, and provides that no notice of default or termination is effective against the lender unless such notice is given to the lender;

(h)   A lender is permitted a reasonable opportunity (including, where necessary, sufficient time to gain possession of the interest of the lessee under the Ground Lease through legal proceedings) to cure any default under the Ground Lease which is curable after the lender's receipt of notice of any default before the lessor may terminate the Ground Lease;

(i)   The Ground Lease does not impose any restrictions on subletting that would be viewed as commercially unreasonable by the Mortgage Loan Seller in connection with loans originated for securitization;

(j)   Under the terms of the Ground Lease, an estoppel or other agreement received from the ground lessor and the related Mortgage (taken together), any related insurance proceeds or the portion of the condemnation award allocable to the ground lessee's interest (other than (i) de minimis amounts for minor casualties or (ii) in respect of a total or substantially total loss or taking as addressed in clause (k) below) will be applied either to the repair or to restoration of all or part of the related Mortgaged Property with (so long as such proceeds are in excess of the

threshold amount specified in the related Loan Documents) the lender or a trustee appointed by it having the right to hold and disburse such proceeds as repair or restoration progresses, or to the payment of the outstanding principal balance of the Mortgage Loan, together with any accrued interest;

(k)   In the case of a total or substantially total taking or loss, under the terms of the Ground Lease, an estoppel or other agreement and the related Mortgage (taken together), any related insurance proceeds, or portion of the condemnation award allocable to ground lessee's interest in respect of a total or substantially total loss or taking of the related Mortgaged Property to the extent not applied to restoration, will be applied first to the payment of the outstanding principal balance of the Mortgage Loan, together with any accrued interest; and

(l)   Provided that the lender cures any defaults which are susceptible to being cured, the ground lessor has agreed to enter into a new lease with lender upon termination of the Ground Lease for any reason, including rejection of the Ground Lease in a bankruptcy proceeding.

(35)   <u>Servicing</u>. The servicing and collection practices used by the Mortgage Loan Seller with respect to the Mortgage Loan have been, in all respects, legal and have met customary industry standards for servicing of commercial loans for conduit loan programs.

(36)   <u>Origination and Underwriting</u>. The origination practices of the Mortgage Loan Seller (or the related originator if the Mortgage Loan Seller was not the originator) with respect to each Mortgage Loan have been, in all material respects, legal and as of the date of its origination, such Mortgage Loan and the origination thereof complied in all material respects with, or was exempt from, all requirements of federal, state or local law relating to the origination of such Mortgage Loan; provided that such representation and warranty does not address or otherwise cover any matters with respect to federal, state or local law otherwise covered in this <u>Exhibit D</u>.

(37)   <u>No Material Default; Payment Record</u>. No Mortgage Loan has been more than 30 days delinquent, without giving effect to any grace or cure period, in making required payments since origination, and as of the date hereof, no Mortgage Loan is more than 30 days delinquent (beyond any applicable grace or cure period) in making required payments as of the Closing Date. To the Mortgage Loan Seller's knowledge, there is (a) no material default, breach, violation or event of acceleration existing under the related Mortgage Loan, or (b) no event (other than payments due but not yet delinquent) which, with the passage of time or with notice and the expiration of any grace or cure period, would constitute a material default, breach, violation or event of acceleration, which default, breach, violation or event of acceleration, in the case of either <u>clause (a)</u> or <u>clause (b)</u>, materially and adversely affects the value of the Mortgage Loan or the value, use or operation of the related Mortgaged Property, provided, however, that this representation and warranty does not cover any default, breach, violation or event of acceleration that specifically pertains to or arises out of an exception scheduled to any other representation and warranty made by the Mortgage Loan Seller in this <u>Exhibit D</u>. No person other than

the holder of such Mortgage Loan may declare any event of default under the Mortgage Loan or accelerate any indebtedness under the Loan Documents.

(38) <u>Bankruptcy</u>. As of the date of origination of the related Mortgage Loan and to the Mortgage Loan Seller's knowledge as of the Cut-off Date, no Borrower, guarantor or tenant occupying a single-tenant property is a debtor in state or federal bankruptcy, insolvency or similar proceeding.

(39) <u>Organization of Borrower</u>. With respect to each Mortgage Loan, in reliance on certified copies of the organizational documents of the Borrower delivered by the Borrower in connection with the origination of such Mortgage Loan, the Borrower is an entity organized under the laws of a state of the United States of America, the District of Columbia or the Commonwealth of Puerto Rico. Except with respect to any Crossed Mortgage Loan, no Mortgage Loan has a Borrower that is an Affiliate of another Borrower under another Mortgage Loan. (An "<u>Affiliate</u>" for purposes of this paragraph (39) means, a Borrower that is under direct or indirect common ownership and control with another Borrower.)

(40) <u>Environmental Conditions</u>. A Phase I environmental site assessment (or update of a previous Phase I and or Phase II site assessment) and, with respect to certain Mortgage Loans, a Phase II environmental site assessment (collectively, an "<u>ESA</u>") meeting ASTM requirements conducted by a reputable environmental consultant in connection with such Mortgage Loan within 12 months prior to its origination date (or an update of a previous ESA was prepared), and such ESA either (i) did not identify the existence of recognized environmental conditions (as such term is defined in ASTM E1527-05 or its successor, hereinafter "<u>Environmental Condition</u>") at the related Mortgaged Property or the need for further investigation with respect to any Environmental Condition that was identified, or (ii) if the existence of an Environmental Condition or need for further investigation was indicated in any such ESA, then at least one of the following statements is true: (A) an amount reasonably estimated by a reputable environmental consultant to be sufficient to cover the estimated cost to cure any material noncompliance with applicable environmental laws or the Environmental Condition has been escrowed by the related Borrower and is held or controlled by the related lender; (B) if the only Environmental Condition relates to the presence of asbestos-containing materials, radon in indoor air, lead based paint or lead in drinking water, and the only recommended action in the ESA is the institution of such a plan, an operations or maintenance plan has been required to be instituted by the related Borrower that can reasonably be expected to mitigate the identified risk; (C) the Environmental Condition identified in the related environmental report was remediated or abated in all material respects prior to the date hereof, and, if and as appropriate, a no further action or closure letter was obtained from the applicable governmental regulatory authority (or the Environmental Condition affecting the related Mortgaged Property was otherwise listed by such governmental authority as "closed" or a reputable environmental consultant has concluded that no further action is required); (D) a secured creditor environmental policy or a pollution legal liability insurance policy that covers liability for the Environmental Condition was obtained from an insurer rated no less than A- (or the equivalent) by Moody's, S&P and/or Fitch; (E) a party not related to the Borrower was identified as the responsible party for such Environmental Condition

and such responsible party has financial resources reasonably estimated to be adequate to address the situation; or (F) a party related to the Borrower having financial resources reasonably estimated to be adequate to address the situation is required to take action. To Mortgage Loan Seller's knowledge, except as set forth in the ESA, there is no Environmental Condition (as such term is defined in ASTM E1527-05 or its successor) at the related Mortgaged Property.

(41)   Appraisal. The Servicing File contains an appraisal of the related Mortgaged Property with an appraisal date within 6 months of the Mortgage Loan origination date, and within 12 months of the Closing Date. The appraisal is signed by an appraiser who is either a Member of the Appraisal Institute ("MAI") and/or has been licensed and certified to prepare appraisals in the state where the Mortgaged Property is located. Each appraiser has represented in such appraisal or in a supplemental letter that the appraisal satisfies the requirements of the "Uniform Standards of Professional Appraisal Practice" as adopted by the Appraisal Standards Board of the Appraisal Foundation and has certified that such appraiser had no interest, direct or indirect, in the Mortgaged Property or the Borrower or in any loan made on the security thereof, and its compensation is not affected by the approval or disapproval of the Mortgage Loan.

(42)   Mortgage Loan Schedule. The information pertaining to each Mortgage Loan which is set forth in the mortgage loan schedule attached as Exhibit A to this Agreement is true and correct in all material respects as of the Cut-off Date and contains all information required by this Agreement to be contained therein.

(43)   Cross-Collateralization. No Mortgage Loan is cross-collateralized or cross-defaulted with any mortgage loan that is outside the Trust, except as set forth in Schedule D-4 to this Exhibit D.

(44)   Advance of Funds by the Mortgage Loan Seller. After origination, no advance of funds has been made by Mortgage Loan Seller to the related Borrower other than in accordance with the Loan Documents, and, to Mortgage Loan Seller's knowledge, no funds have been received from any person other than the related Borrower or an affiliate for, or on account of, payments due on the Mortgage Loan (other than as contemplated by the Loan Documents, such as, by way of example and not in limitation of the foregoing, amounts paid by the tenant(s) into a lender-controlled lockbox if required or contemplated under the related lease or Loan Documents). Neither Mortgage Loan Seller nor any affiliate thereof has any obligation to make any capital contribution to any Borrower under a Mortgage Loan, other than contributions made on or prior to the date hereof.

(45)   Compliance with Anti-Money Laundering Laws. Mortgage Loan Seller has complied in all material respects with all applicable anti-money laundering laws and regulations, including without limitation the USA Patriot Act of 2001 with respect to the origination of the Mortgage Loan, the failure to comply with which would have a material adverse effect on the Mortgage Loan.

For purposes of these representations and warranties, the phrases "the Mortgage Loan Seller's knowledge" or "the Mortgage Loan Seller's belief" and other words and phrases of

like import shall mean, except where otherwise expressly set forth herein, the actual state of knowledge or belief of the Mortgage Loan Seller, its officers and employees directly responsible for the underwriting, origination, servicing or sale of the Mortgage Loans regarding the matters expressly set forth herein.

SCHEDULE D-1 TO EXHIBIT D

EXCEPTIONS TO REPRESENTATIONS AND WARRANTIES

Representation numbers referred to below relate to the corresponding Mortgage Loan representations and warranties set forth in <u>Exhibit D</u> to the Mortgage Loan Purchase Agreement.

Exhibit A ID#	Mortgage Loan	Representation	Exception

SCHEDULE D-2 TO EXHIBIT D

MORTGAGE LOANS WITH EXISTING MEZZANINE DEBT

Annex A-1 ID#	Mortgage Loan	Original Principal Amount of Existing Mezzanine Debt

SCHEDULE D-3 TO EXHIBIT D

**MORTGAGE LOANS WITH RESPECT TO WHICH MEZZANINE DEBT IS
PERMITTED IN THE FUTURE**

Annex A-1 ID#	Mortgage Loan

SCHEDULE D-4 TO EXHIBIT D

CROSSED MORTGAGE LOANS

Annex A-1 ID#	Mortgage Loan	Original Principal Amount

EXHIBIT E

FORM OF CERTIFICATE OF AN OFFICER OF THE MORTGAGE LOAN SELLER

<u>Certificate of Officer of [_____]</u>

I, _____, a _____ of [_____] (the "<u>Mortgage Loan Seller</u>"), hereby certify as follows:

      1.   The Mortgage Loan Seller is a [_____] duly organized and validly existing under the laws of [_____].

      2.   Attached hereto as <u>Exhibit A</u> are true and correct copies of the [ORGANIZATIONAL DOCUMENTS] are on the date hereof in full force and effect.

      3.   Attached hereto as <u>Exhibit B</u> is a certificate of the Secretary of State of the State of [_____] with respect to the good standing of the Mortgage Loan Seller.

      4.   Attached hereto as <u>Exhibit C</u> are true and correct copies of resolutions that were adopted by the [_____] of the Mortgage Loan Seller.

      5.   To the best of my knowledge, no proceedings looking toward liquidation or dissolution of the Mortgage Loan Seller are pending or contemplated.

      6.   Each person listed below is and has been a duly elected and qualified officer or authorized signatory of the Mortgage Loan Seller and his or her genuine signature is set forth opposite his or her name:

Name	Office	Signature

      7.   Each person listed above who signed, either manually or by facsimile signature, the Mortgage Loan Purchase Agreement, dated [_____], 20[__] (the "<u>Purchase Agreement</u>"), between the Mortgage Loan Seller and Deutsche Mortgage & Asset Receiving Corporation (the "<u>Purchaser</u>"), and providing for the purchase of the Mortgage Loans by the Purchaser from the Mortgage Loan Seller, and/or the Indemnification Agreement, dated [_____], 20[__], among the Mortgage Loan Seller, the Purchaser, the Underwriters and the Initial Purchasers, was, at the respective times of such signing and delivery, duly authorized or appointed to execute such documents in such capacity, and the signatures of such persons or facsimiles thereof appearing on such documents are their genuine signatures.

      Capitalized terms not otherwise defined herein have the meanings assigned to them in the Purchase Agreement.

IN WITNESS WHEREOF, the undersigned has executed this certificate as of [_____], 20[__].

By:_____
    Name:
    Title:

I, [name], [title], hereby certify that _____ is a duly elected or appointed, as the case may be, qualified and acting _____ of the Mortgage Loan Seller and that the signature appearing above is his or her genuine signature.

IN WITNESS WHEREOF, the undersigned has executed this certificate as of [_____], 20[__].

By:_____
    Name:
    Title:

DEUTSCHE MORTGAGE & ASSET RECEIVING CORPORATION,
Depositor,

[NAME OF MASTER SERVICER],
Master Servicer,

[NAME OF SPECIAL SERVICER],
Special Servicer,

[NAME OF TRUSTEE],
Trustee,

[NAME OF CERTIFICATE ADMINISTRATOR, PAYING AGENT AND CUSTODIAN],
Certificate Administrator, Paying Agent and Custodian,

[NAME OF OPERATING ADVISOR],
Operating Advisor,

and

[NAME OF ASSET REPRESENTATIONS REVIEWER],
Asset Representations Reviewer

POOLING AND SERVICING AGREEMENT
Dated as of [_____], 20[__]

[NAME OF ISSUING ENTITY]
Commercial Mortgage Pass-Through Certificates

TABLE OF CONTENTS

ARTICLE I

DEFINITIONS

ARTICLE II

CONVEYANCE OF MORTGAGE LOANS;
ORIGINAL ISSUANCE OF CERTIFICATES

ARTICLE III

ADMINISTRATION AND SERVICING
OF THE TRUST FUND

ARTICLE IV

DISTRIBUTIONS TO CERTIFICATEHOLDERS

ARTICLE V

THE CERTIFICATES

ARTICLE VI
THE DEPOSITOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE DIRECTING CERTIFICATEHOLDER, THE OPERATING ADVISOR AND THE ASSET REPRESENTATIONS REVIEWER

ARTICLE VII

SERVICER AND OPERATING ADVISOR TERMINATION

ARTICLE VIII

CONCERNING THE TRUSTEE AND CERTIFICATE ADMINISTRATOR

ARTICLE IX

TERMINATION

ARTICLE X

EXCHANGE ACT REPORTING AND REGULATION AB COMPLIANCE

ARTICLE XI

THE ASSET REPRESENTATIONS REVIEWER

ARTICLE XII

MISCELLANEOUS PROVISIONS

TABLE OF EXHIBITS

TABLE OF SCHEDULES

Pooling and Servicing Agreement, dated as of [_____], 20[__], between Deutsche Mortgage & Asset Receiving Corporation, as Depositor, [NAME OF MASTER SERVICER], as Master Servicer, [NAME OF SPECIAL SERVICER], as Special Servicer, [NAME OF TRUSTEE], as Trustee, [NAME OF CERTIFICATE ADMINISTRATOR, PAYING AGENT AND CUSTODIAN], as Certificate Administrator, Paying Agent and Custodian, [NAME OF OPERATING ADVISOR], as Operating Advisor, and [NAME OF ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer.

PRELIMINARY STATEMENT:

(Terms used but not defined in this Preliminary Statement shall have the meanings specified in Article I hereof)

The Depositor intends to sell pass-through certificates to be issued hereunder in multiple Classes which in the aggregate will evidence the entire beneficial ownership interest in the Trust Fund consisting primarily of the Mortgage Loans.

The segregated pool of assets consisting of the AB Whole Loan and certain other related assets subject to this Agreement will be designated as the "Loan Specific REMIC"). The Loan Specific REMIC will issue (i) the [LOAN SPECIFIC CLASS]-P Regular Interest and the [LOAN SPECIFIC CLASS]-NP Regular Interest as "regular interests" in the Loan Specific REMIC (the "Loan Specific REMIC Regular Interests"), and (ii) the [LOAN SPECIFIC CLASS]-R Interest as the sole class of residual interests in the Loan Specific REMIC, which will be represented by the Class R Certificates.

The Lower-Tier REMIC will hold the Mortgage Loans (exclusive of Excess Interest, the AB Whole Loan, [the Mortgage Loan Seller Strips] and the Loan Specific REMIC Regular Interest) and certain other related assets subject to this Agreement, and will issue (i) the Lower-Tier Regular Interests set forth in the table below (the "Lower-Tier Regular Interests"), as classes of regular interests in the Lower-Tier REMIC and (ii) the Class LTR Interest as the sole class of residual interests in the Lower-Tier REMIC, which will be represented by the Class R Certificates.

The Upper-Tier REMIC will hold the Lower-Tier Regular Interests and certain other related assets subject to this Agreement and will issue (i) the [Class A-1, Class A-2, Class A-SB, Class A-3, Class A-4, Class X-A, Class X-B, Class X-C, Class X-D, Class X-E, Class X-F, Class X-G, Class D, Class E, Class F, Class G, Class H and [LOAN SPECIFIC CLASS]] Certificates and the [Class EC] Regular Interests, which are designated as classes of regular interests in the Upper-Tier REMIC and (ii) the Class UTR Interest as the sole class of residual interests in the Upper-Tier REMIC, which will be represented by the Class R Certificates.

The portion of the Trust Fund consisting of the Class [__] Specific Grantor Trust Assets, the Class [__] Specific Grantor Trust Assets, the Class [__] Specific Grantor Trust Assets, the Class [PEZ] Specific Grantor Trust Assets and the [ARD CLASS] Specific Grantor Trust Assets shall be treated as a grantor trust under subpart E, part I of subchapter J of the Code (the "Grantor Trust") for federal income tax purposes. The Class [__] Certificates shall represent undivided beneficial interests in the portion of the Grantor Trust consisting of the Class [__]

Specific Grantor Trust Assets. The Class [__] Certificates shall represent undivided beneficial interests in the portion of the Grantor Trust consisting of the Class [__] Specific Grantor Trust Assets. The Class [__] Certificates shall represent undivided beneficial interests in the portion of the Grantor Trust consisting of the Class [__] Specific Grantor Trust Assets. The Class [PEZ] Certificates shall represent undivided beneficial interests in the portion of the Grantor Trust consisting of the Class [PEZ] Specific Grantor Trust Assets. The [ARD CLASS] Certificates shall represent undivided beneficial interests in the portion of the Grantor Trust consisting of the [ARD CLASS] Specific Grantor Trust Assets. As provided herein, the Certificate Administrator shall not take any actions that would cause the Grantor Trust to either (i) lose its status as a "grantor trust" or (ii) be treated as part of any Trust REMIC.

The Mortgaged Property that secures the Mortgage Loan identified as Loan No. [_] on the Mortgage Loan Schedule (the "[SERVICED LOAN]") also secures [__] companion loans to the same Borrower, which are *pari passu* in right of payment to the [SERVICED LOAN] (the "[SERVICED LOAN] Companion Loans"). The [SERVICED LOAN] Whole Loan is serviced pursuant to (i) this Agreement and (ii) the related Intercreditor Agreement. The [SERVICED LOAN] Companion Loans and all amounts attributable thereto will not be assets of the Trust Fund or the Trust REMICs and will be beneficially owned by the related Companion Loan Noteholder.

The Mortgaged Property that secures the Mortgage Loan identified as Loan No. [_] on the Mortgage Loan Schedule (the "AB Mortgage Loan") also secures [__] companion loans to the same Borrower, which is subordinate in right of payment to the [AB LOAN] (the "Trust Subordinate Companion Loan" and, together with the AB Mortgage Loan, the "AB Whole Loan"). The [AB LOAN] Whole Loan is serviced pursuant to (i) this Agreement and (ii) the related Intercreditor Agreement.

The Mortgaged Property that secures the Mortgage Loan identified as Loan No. [_] on the Mortgage Loan Schedule (the "[NON-SERVICED LOAN] Mortgage Loan") also secures two companion loans to the same Borrower, which are *pari passu* in right of payment to the [NON-SERVICED LOAN] Mortgage Loan (the "[NON-SERVICED LOAN] Companion Loans"). The [NON-SERVICED LOAN] Whole Loan is currently serviced pursuant to (i) the Other Pooling and Servicing Agreement related to the Other Securitization designated as the [NAME OF ISSUING ENTITY], and (ii) the related Intercreditor Agreement. On and after the [NON-SERVICED LOAN] Pari Passu Note A-1 Securitization Date, the [NON-SERVICED LOAN] Whole Loan will be serviced pursuant to (i) the Other Pooling and Servicing Agreement related to the Other Securitization in connection with the securitization of the [NON-SERVICED LOAN] Pari Passu Note A-1, and (ii) the related Intercreditor Agreement. The [NON-SERVICED LOAN] Companion Loans and all amounts attributable thereto will not be assets of the Trust Fund or the Trust REMICs and will be beneficially owned by the respective Companion Loan Noteholders.

The following table sets forth the Class designation and initial Certificate Balance or initial Notional Amount of each Class of Regular Certificates and the Class [PEZ] Regular Interests (collectively, the "Corresponding Certificates"), and the corresponding Lower-Tier Regular Interest(s) (the "Corresponding Lower-Tier Regular Interest") and the Corresponding Components of the Class X Certificates (the "Corresponding Components") for each Class of Corresponding Certificates.

Corresponding Certificates	Initial Certificate Balance or Notional Amount	Corresponding Lower-Tier Regular Interests[1]	Initial Lower-Tier Principal Balance	Corresponding Class X Components[1]

The [INTEREST ONLY CLASSES], [ARD CLASS] and Class [R] Certificates do not have Certificate Balances. Additionally, the [ARD CLASS] and the Class [R] Certificates do not have Notional Amounts. The Certificate Balance of any Class of Sequential Pay Certificates[, Loan Specific Certificates] or Regular Interest outstanding at any time represents

the maximum amount which holders thereof are entitled to receive as distributions allocable to principal from the cash flow on the Mortgage Loans and the other assets in the Trust Fund; provided that if amounts previously allocated as Realized Losses or Loan Specific Realized Losses, to a Class of Certificates or Regular Interest in reduction of the Certificate Balance thereof are subsequently recovered (including without limitation after the reduction of the Certificate Balance of such Class to zero), such Class may receive distributions in respect of such recoveries in accordance with the priorities set forth in Section 4.01 or Section 4.01A, as applicable, of this Agreement.

As of the Cut-off Date, the Mortgage Loans have an aggregate Stated Principal Balance equal to approximately $[_____]. As of the Cut-off Date, the [AB WHOLE LOAN] Trust Subordinate Companion Loan has a Stated Principal Balance equal to approximately $[_____].

In consideration of the mutual agreements herein contained, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Operating Advisor, the Asset Representations Reviewer and the other parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01   Defined Terms. Whenever used in this Agreement, the following words and phrases, unless the context otherwise requires, shall have the meanings specified in this Article.

"8-K Filing Deadline": As defined in Section 10.09 of this Agreement.

"10-K Filing Deadline": As defined in Section 10.07 of this Agreement.

"17g-5 Information Provider": The Certificate Administrator.

"17g-5 Information Provider's Website": The internet website of the 17g-5 Information Provider, initially located at *[_____]*, under the "NRSRO" tab or other applicable tab of the respective transaction, access to which is limited to the Depositor and to NRSROs who have provided an NRSRO Certification to the 17g-5 Information Provider.

"20% Originator": [IDENTIFY EACH 20% ORIGINATOR OF THE SECURITIZATION THAT WILL BE REQUIRED TO SATISFY A PORTION OF THE RISK RETENTION REQUIREMENTS FOR THE SECURITIZATION].

"AB Control Appraisal Period": With respect to any Trust Subordinate Companion Loan, the period during which (a)(i) the initial principal balance of the related Trust Subordinate Companion Loan minus (ii) the sum of (x) any payments of principal allocated to, and received on, the related Trust Subordinate Companion Loan, (y) any Appraisal Reduction Amounts for an AB Whole Loan that are allocated to the related Trust Subordinate Companion Loan and (z) any losses realized with respect to the related Mortgaged Property or AB Whole

Loan that are allocated to the related Trust Subordinate Companion Loan, is less than (b) 25% of the remainder of the (i) initial principal balance of the related Trust Subordinate Companion Loan less (ii) any payments of principal allocated to, and received by, the holders of the related Trust Subordinate Companion Loan. [With respect to any AB Whole Loan, the period during which the holder of any AB Subordinate Companion Loan is the AB Whole Loan Controlling Holder. With respect to the [LOAN-SPECIFIC] AB Whole Loan, the [LOAN-SPECIFIC] Control Appraisal Period.]

"AB Mortgage Loan": As defined in the Preliminary Statement.

"AB Mortgage Loan Component Rate": A per annum rate equal to [_____]%.

"AB Mortgage Loan Component Net Rate": A per annum rate equal to the AB Mortgage Loan Component Rate *minus* the related Servicing Fee Rate, Operating Advisor Fee Rate, CREFC® Intellectual Property Royalty License Fee Rate and Certificate Administrator/Trustee Fee Rate.

"AB Whole Loan": As defined in the Preliminary Statement.

"Acceptable Insurance Default": With respect to any Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan, any Default arising when the related Loan Documents require that the related Borrower must maintain standard extended coverage casualty insurance or other insurance that covers acts of terrorism and the Special Servicer has determined, in accordance with the Servicing Standard and, unless a Control Termination Event has occurred and is continuing, with the consent of the Directing Certificateholder, that either (i) such insurance is not available at commercially reasonable rates and the subject hazards are not at the time commonly insured against by for properties similar to the Mortgaged Property and located in or around the geographic region in which such Mortgaged Property is located (but only by reference to such insurance that has been obtained by such owners at current market rates), or (ii) such insurance is not available at any rate; provided that the Directing Certificateholder will not have more than 30 days to respond to the Special Servicer's request for such consent; provided, further, that upon the Special Servicer's determination, consistent with the Servicing Standard, that exigent circumstances do not allow the Special Servicer to consult with the Directing Certificateholder, the Special Servicer will not be required to do so. In making this determination, the Special Servicer, to the extent consistent with the Servicing Standard, may rely on the opinion of an insurance consultant.

"Act": The Securities Act of 1933, as it may be amended from time to time.

"Action Notice Response": As defined in Section 2.03(k)(i).

"Actual/360 Basis": The accrual of interest calculated on the basis of the actual number of days elapsed during any calendar month (or other applicable accrual period) in a year assumed to consist of 360 days.

"Actual/360 Loans": The Mortgage Loans indicated as such in the Mortgage Loan Schedule and any related Serviced Companion Loan.

"Additional Form 10-D Disclosure": As defined in Section 10.06 of this Agreement.

"Additional Form 10-K Disclosure": As defined in Section 10.07 of this Agreement.

"Additional Servicer": Each Affiliate of the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Mortgage Loan Sellers or the Underwriters (other than an Affiliate of any such party acting in the capacity of a Mortgage Loan Seller Sub-Servicer), that Services any of the Mortgage Loans, and each Person, other than the Special Servicer, who is not an Affiliate of any of the Master Servicer, the Certificate Administrator, the Trustee, the Mortgage Loan Sellers or the Underwriters, who Services 10% or more of the Mortgage Loans (based on their Stated Principal Balance).

"Additional Trust Fund Expense": Any expense incurred with respect to the Trust Fund and not otherwise included in the calculation of a Realized Loss or Loan Specific Realized Loss, as applicable, that would result in the Holders of Regular Certificates receiving less than the full amount of principal and/or the Interest Accrual Amount or Loan Specific Interest Accrual Amount, as applicable, to which they are entitled on any Distribution Date.

"Advance": Any P&I Advance or Servicing Advance.

"Advance Interest Amount": Interest at the Reimbursement Rate on the aggregate amount of P&I Advances and Servicing Advances for which the Master Servicer or the Trustee, as applicable, has not been reimbursed for the number of days from the date on which such Advance was made to the date of payment or reimbursement of the related Advance or other such amount, less any amount of interest previously paid on such Advance; provided that if, during any Collection Period in which an Advance was made, the related Borrower makes payment of an amount in respect of which such Advance was made with interest at the Default Rate, the Advance Interest Amount payable to the Master Servicer or the Trustee shall be paid first, from the amount of Default Interest on the related Mortgage Loan (or Whole Loan, with respect to Servicing Advances) actually paid by such Borrower, second, from late payment fees on the related Mortgage Loan (or Whole Loan, with respect to Servicing Advances) actually paid by the related Borrower, and third, upon determining in accordance with the Servicing Standard that such Advance Interest Amount is not recoverable from the amounts described in first or second, from other amounts on deposit in the Collection Account or the Serviced Whole Loan Collection Account, as applicable.

"Adverse REMIC Event": Any action, that, under the REMIC Provisions, if taken or not taken, as the case may be, could (i) endanger the status of any Trust REMIC as a REMIC or (ii) result in the imposition of a tax upon any Trust REMIC or the Trust Fund (including but not limited to the tax on "prohibited transactions" as defined in Section 860F(a)(2) of the Code and the tax on contributions to a REMIC set forth in Section 860G(d) of the Code, but not including the tax on "net income from foreclosure property").

"Affiliate": With respect to any specified Person, any other Person controlling or controlled by or under common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct

the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing. The Trustee and the Certificate Administrator may obtain and rely on an Officer's Certificate of the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer or the Depositor to determine whether any Person is an Affiliate of such party.

"Affiliate Ethical Wall": Reasonable policies and procedures to be maintained by an Affiliate of the Depositor, the Master Servicer, any Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer or the Trustee, as applicable, taking into account the nature of its business, to ensure (1) that such Affiliate will not obtain Confidential Information from the Depositor, the Master Servicer, such Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer or the Trustee, as applicable, and (2) that the Depositor, the Master Servicer, such Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer or the Trustee, as applicable, will not obtain information regarding Investments in the Certificates from such Affiliate. Under such policies and procedures maintained by such Affiliate, (i) policies and procedures restricting the flow of information exist, and shall be maintained by such Affiliate, between such Affiliate, on the one hand and the Depositor, the Master Servicer, such Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer or the Trustee, as applicable, on the other; (ii) such policies and procedures restricting the flow of information operate in both directions so as to include (a) policies and procedures against the disclosure of Confidential Information from the Depositor, the Master Servicer, such Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer or the Trustee, as applicable, to such Affiliate and (b) policies and procedures against the disclosure of information regarding Investments in Certificates from such Affiliate to the Depositor, the Master Servicer, such Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer or the Trustee, as applicable; (iii) the senior management personnel of such Affiliate who have obtained Confidential Information in the course of their exercise of general managerial responsibilities may not participate in or use that information to influence Investment Decisions with respect to the Certificates, nor may they pass that information to others for use in such activities; and (iv) such senior management personnel who have obtained information regarding Investments in the course of their exercise of general managerial responsibilities may not use that information to influence servicing recommendations.

"Affiliated Person": Any Person (other than a Rating Agency) involved in the organization or operation of the Depositor or an affiliate, as defined in Rule 405 of the Act, of such Person.

"Affirmative Asset Review Vote": As defined in Section 11.04(a).

"Agent Member": Members of, or Depository Participants in, the Depository.

"Agreement": This Pooling and Servicing Agreement and all amendments hereof and supplements hereto.

"Allocated Loan Amount": With respect to each Mortgaged Property, the portion of the principal amount of the related Mortgage Loan allocated to such Mortgaged Property in the applicable Mortgage, Loan Agreement or the Mortgage Loan Schedule.

"A.M. Best": A.M. Best Company, or its successor in interest.

"Anticipated Repayment Date": With respect to any Mortgage Loan that is indicated on the Mortgage Loan Schedule as having a Revised Rate, the date upon which such Mortgage Loan commences accruing interest at such Revised Rate.

"Anticipated Termination Date": Any Distribution Date on which it is anticipated that the Trust Fund will be terminated pursuant to Section 9.01(c) of this Agreement.

"Applicable Law": As defined in Section 8.02(f) of this Agreement.

"Applicable Procedures": As defined in Section 5.02(c)(ii)(A) of this Agreement.

"Applicable State and Local Tax Law": For purposes hereof, the Applicable State and Local Tax Law shall be (a) the tax laws of the State of New York and Illinois and (b) such state or local tax laws whose applicability shall have been brought to the attention of the Certificate Administrator by either (i) an opinion of counsel delivered to it or (ii) written notice from the appropriate taxing authority as to the applicability of such state or local tax laws.

"Appraised-Out Class": As defined in Section 4.08(b) of this Agreement.

"Appraisal": An appraisal prepared by an Independent MAI appraiser with at least five years' experience in properties of like kind and in the same area.

"Appraisal Reduction Amount": For any Distribution Date and for any Mortgage Loan (other than a Non-Serviced Mortgage Loan) or any Serviced Whole Loan as to which an Appraisal Reduction Event has occurred, an amount calculated by the Special Servicer (and, if no Consultation Termination Event has occurred, in consultation with the Directing Certificateholder, and, if a [Control Termination Event][Operating Advisor Consultation Event] has occurred and is continuing, in consultation with the Operating Advisor to the extent set forth in Section 3.31(f) of this Agreement) as of the first Determination Date that is at least 10 Business Days following the date the Special Servicer receives the required Appraisal or the Special Servicer's Small Loan Appraisal Estimate (and thereafter by the first Determination Date following any material change in the amounts set forth in the following equation) equal to the excess, if any, of (a) the Stated Principal Balance of such Mortgage Loan or Serviced Whole Loan over (b) the excess of (i) the sum of (A) 90% of the sum of the appraised values (net of any prior mortgage liens) of the related Mortgaged Properties securing such Mortgage Loan or Serviced Whole Loan as determined by Updated Appraisals obtained by the Special Servicer (the costs of which shall be paid by the Master Servicer as a Servicing Advance) minus any downward adjustments the Special Servicer deems appropriate in accordance with the Servicing Standard (without implying any duty to do so) based upon its review of the Appraisal and any other information it may deem appropriate (or, in the case of such Mortgage Loans or Serviced Whole Loan having a Stated Principal Balance under $[2,000,000], 90% of the sum of the Small Loan Appraisal Estimates of the related Mortgaged Properties (as described in Section 4.08)),

plus (B) all escrows and reserves (other than escrows and reserves for taxes and insurance), plus (C) all insurance and casualty proceeds and condemnation awards that constitute collateral for the related Mortgage Loan or Serviced Whole Loan (whether paid or then payable by any insurance company or government authority), over (ii) the sum as of the Due Date occurring in the month of the date of determination of (without duplication) (A) to the extent not previously advanced by the Master Servicer or the Trustee, all unpaid interest on such Mortgage Loan or Serviced Whole Loan at a *per annum* rate equal to the Mortgage Rate (or with respect to the applicable Serviced Whole Loan, the weighted average of the Mortgage Rates for the related Mortgage Loan and related Serviced Companion Loans), (B) all unreimbursed Servicing Advances and the principal portion of all unreimbursed P&I Advances, and all unpaid interest on Advances at the Reimbursement Rate, in respect of such Mortgage Loan or Serviced Whole Loan, (C) any other unpaid Additional Trust Fund Expenses in respect of such Mortgage Loan or Serviced Whole Loan (but subject to the provisions of Section 1.02(e)), (D) all currently due and unpaid real estate taxes, ground rents and assessments and insurance premiums (net of any escrows or reserves therefor) that have not been the subject of an Advance by the Master Servicer or the Trustee, as applicable, and (E) all other amounts due and unpaid with respect to such Mortgage Loan or Serviced Whole Loan that, if not paid by the related Borrower, would result in a shortfall in distributions to the Certificateholders, except for Prepayment Premiums and Yield Maintenance Charges payable due to an acceleration of such Mortgage Loan or Serviced Whole Loan following a default thereunder; provided, without limiting the Special Servicer's obligation to order and obtain such Appraisal, if the Special Servicer has not obtained an Appraisal, Updated Appraisal or Small Loan Appraisal Estimate, as applicable, referred to above within 60 days of the Appraisal Reduction Event (or in the case of an Appraisal Reduction Event occurring by reason of clause (ii) of the definition thereof, within 30 days of such Appraisal Reduction Event), the Appraisal Reduction Amount shall be deemed to be an amount equal to 25% of the current Stated Principal Balance of the related Mortgage Loan or the applicable Serviced Whole Loan until such time as such Updated Appraisal or Small Loan Appraisal Estimate referred to above is received and the Appraisal Reduction Amount is recalculated.

Notwithstanding anything herein to the contrary, the aggregate Appraisal Reduction Amount related to a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or a Serviced Whole Loan or the related REO Property will be reduced to zero as of the date the related Mortgage Loan or Serviced Whole Loan is paid in full, liquidated, repurchased or otherwise removed from the Trust Fund. In addition, with respect to any Mortgage Loan (other than a Non-Serviced Mortgage Loan) or a Serviced Whole Loan as to which an Appraisal Reduction Event has occurred, such Mortgage Loan or Serviced Whole Loan shall no longer be subject to the Appraisal Reduction Amount if (a) such Mortgage Loan or Serviced Whole Loan has become a Corrected Mortgage Loan (if a Servicing Transfer Event had occurred with respect to the related Mortgage Loan) and (b) no other Appraisal Reduction Event has occurred and is continuing.

Each Serviced Whole Loan will be treated as a single mortgage loan for purposes of calculating an Appraisal Reduction Amount with respect to the mortgage loans that comprise such Serviced Whole Loan. Any Appraisal Reduction Amount in respect of a Serviced Whole Loan shall be allocated *first*, to the related Serviced Subordinate Companion Loan, if any, in accordance with the terms of the related Intercreditor Agreement, to notionally reduce the related

outstanding principal balance to zero, and *then*, *pro rata*, to the related Mortgage Loan and the related Serviced Pari Passu Companion Loan that is *pari passu* in right of payment with such Mortgage Loan, if any; provided that with respect to the AB Whole Loan, any Appraisal Reduction Amount shall be deemed allocated (subject to the terms of the related Intercreditor Agreement), first, to the Trust Subordinate Companion Loan (and correspondingly to the [LOAN SPECIFIC CLASS] Certificates, up to the Certificate Balance of such Class), and then to the AB Mortgage Loan. Any Appraisal Reduction Amount in respect of the AB Whole Loan allocated to the AB Mortgage Loan shall be deemed allocated to the Sequential Pay Certificates in reverse sequential order.

For any Distribution Date and for any Non-Serviced Mortgage Loan as to which an Appraisal Reduction Event has occurred, an amount calculated by the applicable servicer in accordance with and pursuant to the terms of the related Other Pooling and Servicing Agreement.

"<u>Appraisal Reduction Event</u>": With respect to any Mortgage Loan (other than a Non-Serviced Mortgage Loan) or a Serviced Whole Loan, the earliest of (i) the date on which such Mortgage Loan or Serviced Whole Loan becomes a Modified Mortgage Loan, (ii) the 90th day following the occurrence of any uncured Delinquency in Periodic Payments with respect to such Mortgage Loan or Serviced Whole Loan, (iii) receipt of notice that the related Borrower has filed a bankruptcy petition or the date on which a receiver is appointed and continues in such capacity in respect of a Mortgaged Property securing such Mortgage Loan or Serviced Whole Loan or the 60th day after the related Borrower becomes the subject of involuntary bankruptcy proceedings and such proceedings are not dismissed in respect of a Mortgaged Property securing such Mortgage Loan or Serviced Whole Loan, (iv) the date on which the Mortgaged Property securing such Mortgage Loan or Serviced Whole Loan becomes a Serviced REO Property and (v) with respect to a Balloon Loan, a payment default shall have occurred with respect to the related Balloon Payment; <u>provided</u>, if (a) the related Borrower is diligently seeking a refinancing commitment (and delivers a statement to that effect to the Master Servicer within 30 days after the default, who shall promptly deliver a copy to the Special Servicer, the Operating Advisor and the Directing Certificateholder (but only if no Consultation Termination Event has occurred)), (b) the related Borrower continues to make its Assumed Scheduled Payment, (c) no other Appraisal Reduction Event has occurred with respect to such Mortgage Loan or Serviced Whole Loan and (d) for so long as no Control Termination Event has occurred and is continuing, the Directing Certificateholder consents, an Appraisal Reduction Event will not occur until 60 days beyond the related Maturity Date, unless extended by the Special Servicer in accordance with the Loan Documents or this Agreement; and <u>provided</u>, <u>further</u>, if the related Borrower has delivered to the Master Servicer, who shall promptly deliver a copy to the Special Servicer, the Operating Advisor and the Directing Certificateholder (but only for so long as no Consultation Termination Event has occurred), on or before the 60th day after the related Maturity Date, a refinancing commitment reasonably acceptable to the Special Servicer, and the Borrower continues to make its Assumed Scheduled Payments (and no other Appraisal Reduction Event has occurred with respect to such Mortgage Loan or Serviced Whole Loan), an Appraisal Reduction Event will not occur until the earlier of (1) 120 days beyond the related Maturity Date (or extended maturity date) and (2) the termination of the refinancing commitment. The Special Servicer shall notify the Master Servicer promptly upon the occurrence of any of the foregoing events with respect to any Specially Serviced Loan.

"[ARD CLASS] Certificate": Any one of the Certificates with a "[ARD CLASS]" designation on the face thereof, executed and authenticated by the Certificate Administrator or the Authenticating Agent on behalf of the Depositor in substantially the form of Exhibit A-23 to this Agreement. The [ARD CLASS] Certificates represent undivided beneficial interests in the [ARD CLASS] Specific Grantor Trust Assets.

"[ARD CLASS] Investment Representation Letter": As defined in Section 5.02(i) of this Agreement.

"[ARD CLASS] Specific Grantor Trust Assets": The portion of the Trust Fund consisting of (i) the Excess Interest and (ii) the Excess Interest Distribution Account.

"ARD Loan": Any Mortgage Loan the terms of which provide that if, after an Anticipated Repayment Date, the related Borrower has not prepaid such Mortgage Loan in full, any principal outstanding on that date will accrue interest at the Revised Rate rather than the Initial Rate.

"Asset Representations Reviewer": [NAME OF ASSET REPRESENTATIONS REVIEWER], or its successor in interest, or any successor Asset Representations Reviewer appointed as herein provided.

"Asset Representations Reviewer Fee": [With respect to each Delinquent Mortgage Loan, $[_____].]

"Asset Representations Reviewer Surveillance Personnel": The divisions and individuals of the Asset Representations Reviewer who are involved in the performance of the duties of the Asset Representations Reviewer under this Agreement.

"Asset Representations Reviewer Termination Event": As defined in Section 11.05(a).

"Asset Review": A review of the compliance of each Delinquent Mortgage Loan with certain representations and warranties of the applicable Mortgage Loan Seller, in accordance with the Asset Review Standard and the procedures set forth on Exhibit II hereto.

"Asset Review Notice": As defined in Section 11.01(b)(i).

"Asset Review Quorum": Voting Rights evidencing at least 25% of the aggregate Voting Rights represented by all Certificates.

"Asset Review Report": A report setting forth the results of an Asset Review substantially in the form attached hereto as Exhibit HH.

"Asset Review Standard": The performance of the Asset Representations Reviewer of its duties under this Agreement in good faith subject to the express terms of this Agreement, in a manner consistent with the same level of skill and diligence that it would employ in reviews of mortgage loans that it conducts for other clients in the normal course of its business at the time of any Asset Review. All determinations or assumptions made by the Asset

Representations Reviewer in connection with an Asset Review shall be made in the Asset Representations Reviewer's good faith discretion and judgment based on the facts and circumstances known to it at the time of such determination or assumptions.

"Asset Review Trigger": Any time that either (1) Mortgage Loan having an aggregate outstanding principal balance of [__]% or more of the aggregate outstanding principal balance of all of the Mortgage Loans (including any REO Loans) (or a portion of any REO Loan in the case of a Whole Loan) held by the Trust as of the end of the applicable Collection Period are Delinquent Mortgage Loans or (2) at least [__][insert number that is [__]% by initial number of Mortgage Loans as of the Closing Date] Mortgage Loans are Delinquent Mortgage Loans as of the end of the applicable Collection Period and the aggregate outstanding principal balance of such Delinquent Mortgage Loans in the aggregate constitutes at least [__]% of the aggregate outstanding principal balance of all of the Mortgage Loans (including any REO Loans) (or a portion of any REO Loan in the case of a Whole Loan) held by the Trust as of the end of the applicable Collection Period.

"Asset Review Vote Election": As defined in Section 11.01(a).

"Asset Status Report": As defined in Section 3.23(e) of this Agreement.

"Assignment of Leases, Rents and Profits": With respect to any Mortgaged Property, any assignment of leases, rents and profits or similar agreement executed by the Borrower, assigning to the mortgagee all of the income, rents and profits derived from the ownership, operation, leasing or disposition of all or a portion of such Mortgaged Property, in the form which was duly executed, acknowledged and delivered, as amended, modified, renewed or extended through the date hereof and from time to time hereafter.

"Assignment of Mortgage": An Assignment of Mortgage without recourse, notice of transfer or equivalent instrument, in recordable form, which is sufficient under the laws of the jurisdiction in which the related Mortgaged Property is located to reflect of record the sale of the Mortgage, which assignment, notice of transfer or equivalent instrument may be in the form of one or more blanket assignments covering Mortgages encumbering Mortgaged Properties located in the same jurisdiction, if permitted by law and acceptable for recording.

"Assumed Scheduled Payment": For any Collection Period with respect to any Mortgage Loan (including the Non-Serviced Mortgage Loan) or Subordinate Companion Loan, as the case may be, that is delinquent in respect of its Balloon Payment or any REO Loan (excluding, for purposes of any P&I Advances, the portion allocable to any related Companion Loan), is an amount equal to the sum of (a) the principal portion of the Periodic Payment that would have been due on such Mortgage Loan or REO Loan on the related Due Date based on the constant Periodic Payment or the original amortization schedule of the Mortgage Loan or Subordinate Companion Loan, as the case may be (as calculated with interest at the related Mortgage Rate) (if any), assuming such Balloon Payment had not become due, after giving effect to any prior modification, a default or a bankruptcy modification (or similar proceeding), and (b) interest on the Stated Principal Balance of the Mortgage Loan, Subordinate Companion Loan or REO Loan (excluding, for purposes of any P&I Advances, the portion allocable to any related Companion Loan) at its Mortgage Rate (net of the applicable Servicing Fee Rate and the *Pari Passu* Loan Primary Servicing Fee Rate).

"Assumption Fees": Any fees (other than assumption application fees) collected by the Master Servicer or the Special Servicer in connection with an assumption of a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan or related substitution of a Borrower (or an interest therein) thereunder (in each case, as permitted or set forth in the related Loan Documents or under the provisions of this Agreement).

"Authenticating Agent": Any authenticating agent appointed by the Certificate Administrator pursuant to Section 3.18 of this Agreement.

"Available Funds": With respect to any Distribution Date (not including any amounts allocable to the Trust Subordinate Companion Loan pursuant to the terms of the related Intercreditor Agreement, which shall be included in the Loan Specific Available Funds), an amount equal to the sum of (without duplication):

(a) the aggregate amount of all cash received on the Mortgage Loans (in the case of a Non-Serviced Mortgage Loan, only to the extent received by the Trust pursuant to the related Non-Serviced Pooling Agreement and/or the related Non-Serviced Intercreditor Agreement) (including the portion of Loss of Value Payments deposited into the Collection Account pursuant to [Section 3.05(g)] of this Agreement) and any REO Property (including Compensating Interest Payments with respect to the Mortgage Loans required to be deposited by the Master Servicer pursuant to Section 3.17(a)) on deposit in the Collection Account (in each case, exclusive of any amount on deposit in or credited to any portion of the Collection Account that is held for the benefit of the Companion Holders or the holders of the Class [LOAN-SPECIFIC] Certificates, as of the close of business on the related P&I Advance Date, exclusive of (without duplication):

(i) all Periodic Payments and Balloon Payments paid by the Borrowers that are due on a Due Date (without regard to grace periods) after the end of the related Collection Period (without regard to grace periods);

(ii) all unscheduled payments of principal (including Principal Prepayments (together with any related payments of interest allocable to the period following the Due Date for the related Mortgage Loan during the related Collection Period)), unscheduled interest, Liquidation Proceeds, Insurance Proceeds or Condemnation Proceeds and other unscheduled recoveries received subsequent to the related Determination Date (or, with respect to voluntary prepayments of principal of each Mortgage Loan with a Due Date occurring after the related Determination Date, subsequent to the related Due Date) allocable to the Mortgage Loans;

(iii) all amounts payable or reimbursable to any Person from the Collection Account pursuant to clauses (ii) through (xv), inclusive, of Section 3.06(a) of this Agreement;

(iv) with respect to each Actual/360 Loan and any Distribution Date in (1) each February and (2) any January occurring in a year that is not a leap year (unless, in either case, such Distribution Date is the final Distribution Date), an amount equal to one day of interest on the Stated Principal Balance of such

Mortgage Loan as of the close of business on the Distribution Date in the month preceding the month in which the subject Distribution Date occurs at the related Mortgage Rate, less the Servicing Fee, the Certificate Administrator/Trustee Fee, the CREFC® Intellectual Property Royalty License Fee and the Operating Advisor Fee, to the extent such amounts are to be deposited in the Interest Reserve Account and held for future distribution pursuant to Section 3.05(e) of this Agreement;

      (v)   Excess Interest;

      (vi)   all Yield Maintenance Charges;

      (vii)   all amounts deposited in the Collection Account or the Lower-Tier Distribution Account, as the case may be, in error;

      (viii)   [the Mortgage Loan Seller Strip;] and

      (ix)   all Penalty Charges retained in the Collection Account pursuant to Section 3.05(a)(vii) of this Agreement; and

(b)   any Compensating Interest Payments made by the Master Servicer with respect to the Mortgage Loans with respect to such Distribution Date and P&I Advances made by the Master Servicer or the Trustee, as applicable, for such Distribution Date (net of the related Certificate Administrator/Trustee Fee with respect to the Mortgage Loans for which such P&I Advances are made); and

(c)   with respect to each Actual/360 Loan and for the Distribution Date occurring in each March (or February if the final Distribution Date occurs in such month), the Withheld Amounts remitted to the Lower-Tier Distribution Account pursuant to Section 3.05(e) of this Agreement.

Notwithstanding the investment of funds held in the Collection Account or the Lower-Tier Distribution Account pursuant to Section 3.07 of this Agreement, for purposes of calculating the Available Funds, the amounts so invested shall be deemed to remain on deposit in such account.

"Balloon Loan": Any Mortgage Loan or Serviced Whole Loan that requires a payment of principal on the maturity date in excess of its constant Periodic Payment.

"Balloon Payment": With respect to each Balloon Loan, the scheduled payment of principal due on the Maturity Date (less principal included in the applicable amortization schedule or scheduled Periodic Payment).

"Base Interest Fraction": With respect to any Principal Prepayment on any Mortgage Loan (or in the case of the AB Whole Loan, the AB Mortgage Loan only) and any of the [INSERT CLASSES] Certificates and Class [PEZ] Regular Interests, a fraction (not greater than one) (a) whose numerator is the greater of zero and the amount, if any, by which (i) the Pass-Through Rate on such Class of Certificates or Class [PEZ] Regular Interest, as applicable, exceeds (ii) the yield rate (as provided by the Master Servicer) used in calculating the

Prepayment Premium or Yield Maintenance Charge, as applicable, with respect to such Principal Prepayment and (b) whose denominator is the amount, if any, by which (i) the Mortgage Rate on such Mortgage Loan (in the case of the AB Whole Loan, the AB Mortgage Loan Component Rate on the AB Mortgage Loan) exceeds (ii) the yield rate (as provided by the Master Servicer) used in calculating the Prepayment Premium or Yield Maintenance Charge, as applicable, with respect to such Principal Prepayment; provided that if such yield rate is greater than or equal to the Mortgage Rate on such Mortgage Loan (in the case of the AB Whole Loan, the AB Mortgage Loan on the AB Mortgage Loan), then the Base Interest Fraction shall be zero; provided, further, that if such yield rate is greater than or equal to the Mortgage Rate on such Mortgage Loan (in the case of the AB Whole Loan, the AB Mortgage Loan Component Rate on the AB Mortgage Loan), but less than the Pass-Through Rate described in clause (a)(i) above, then the Base Interest Fraction shall be one.

To the extent that the "yield rate" referred to in the immediately preceding paragraph to be provided by the Master Servicer is not provided in the related Loan Documents, such "yield rate" shall be, when compounded monthly, equivalent to the yield, on the U.S. Treasury primary issue with a maturity date closest to the Maturity Date or Anticipated Repayment Date, as applicable, for the prepaid Mortgage Loan. In the event that there are: (a) two or more U.S. Treasury issues with the same coupon the issue with the lower yield shall be selected and (b) two or more U.S. Treasury issues with maturity dates equally close to the Maturity Date or Anticipated Repayment Date, as applicable, for such prepaid Mortgage Loan, the issue with the earlier maturity date shall be selected.

"Bid Allocation": With respect to the Master Servicer and each Sub-Servicer therefor and the proceeds of any bid pursuant to Section 7.01(a) of this Agreement, the amount of such proceeds (net of any expenses incurred in connection with such bid and the transfer of servicing), multiplied by a fraction equal to (a) the Servicing Fee Amount for the Master Servicer or such Sub-Servicer therefor, as the case may be, as of such date of determination, over (b) the aggregate of the Servicing Fee Amounts for the Master Servicer and all Sub-Servicers therefor as of such date of determination.

"Book-Entry Certificate" shall mean any Certificate registered in the name of the Depository or its nominee.

"Borrower": With respect to any Mortgage Loan, Companion Loan or Serviced Whole Loan, any obligor or obligors on any related Mortgage Note or Mortgage Notes, including in connection with a Mortgage Loan, Companion Loan or Serviced Whole Loan that utilizes an indemnity deed of trust ("IDOT") structure, the borrower and the Mortgaged Property owner / payment guarantor / mortgagor, individually and collectively, as the context may require.

"Borrower Accounts": As defined in Section 3.07(a) of this Agreement.

"Breach": As defined in Section 2.03(e) of this Agreement.

"Business Day": Any day other than (i) a Saturday or a Sunday, (ii) a legal holiday in New York, New York or the principal cities in which the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Trustee or the Certificate Administrator conduct servicing, trust administration or surveillance operations or

(iii) a day on which the Federal Reserve Bank of New York or banking institutions or savings associations in New York, New York, [PRIMARY PLACES OF BUSINESS OF THE MASTER SERVICER, SPECIAL SERVICER, OPERATING ADVISOR, ASSET REPRESENTATIONS REVIEWER, TRUSTEE OR CERTIFICATE ADMINISTRATOR], or the principal cities in which the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Trustee or the Certificate Administrator conduct servicing, trust administration or surveillance operations are authorized or obligated by law or executive order to be closed.

"Calculation Rate": A discount rate appropriate for the type of cash flows being discounted, namely (i) for principal and interest payment on the Mortgage Loan or Serviced Companion Loan or sale of a Defaulted Mortgage Loan, the highest of (1) the rate determined by the Master Servicer or Special Servicer, as applicable, that approximates the market rate that would be obtainable by the Borrowers on similar non-defaulted debt of the Borrowers as of such date of determination, (2) the applicable Mortgage Rate and (3) the yield on 10-year U.S. treasuries as of such date of determination and (ii) for all other cash flows, including property cash flow, the "discount rate" set forth in the most recent related Appraisal (or Updated Appraisal).

"Cash Collateral Account": With respect to any Mortgage Loan or Serviced Whole Loan that has a Lock-Box Account, any account or accounts created pursuant to the related Mortgage, Loan Agreement, Cash Collateral Account Agreement or other Loan Document into which the Lock-Box Account monies are swept on a regular basis for the benefit of the Trustee, on behalf of the Certificateholders, as successor to the related Mortgage Loan Seller. Any Cash Collateral Account shall be beneficially owned for federal income tax purposes by the Person who is entitled to receive all reinvestment income or gain thereon in accordance with the terms and provisions of the related Loan Documents and Section 3.07 of this Agreement, which Person shall be taxed on all reinvestment income or gain thereon in accordance with the terms of the related Mortgage Loan or Serviced Whole Loan. The Master Servicer shall be permitted to make withdrawals therefrom for deposit into the Collection Account or the applicable Serviced Whole Loan Collection Account, as applicable. To the extent not inconsistent with the terms of the related Loan Documents, each such Cash Collateral Account shall be an Eligible Account.

"Cash Collateral Account Agreement": With respect to any Mortgage Loan or Serviced Whole Loan, the cash collateral account agreement, if any, between the related Originator and the related Borrower, pursuant to which the related Cash Collateral Account, if any, may have been established.

"Certificate": Any [IDENTIFY CLASSES] Certificate issued, authenticated and delivered hereunder.

"Certificate Administrator": [NAME OF CERTIFICATE ADMINISTRATOR], a national banking association, in its capacity as Certificate Administrator, or its successor in interest, or any successor Certificate Administrator appointed as herein provided.

"Certificate Administrator Personnel": The divisions and individuals of the Certificate Administrator who are involved in the performance of the duties of the Certificate Administrator under this Agreement.

"Certificate Administrator/Trustee Fee": With respect to each Mortgage Loan and for any Distribution Date, an amount per Interest Accrual Period equal to the product of (i) the Certificate Administrator/Trustee Fee Rate (adjusted to a monthly rate) multiplied by (ii) the Stated Principal Balance of such Mortgage Loan as of the Due Date in the immediately preceding Collection Period (without giving effect to payments of principal on such Mortgage Loan on such Due Date). The Certificate Administrator/Trustee Fee shall be calculated in accordance with the provisions of Section 1.02(a) of this Agreement. For the avoidance of doubt, the Certificate Administrator/Trustee Fee with respect to each Mortgage Loan shall be payable from the Lower-Tier REMIC.

"Certificate Administrator/Trustee Fee Rate": A rate equal to [__]% *per annum*.

"Certificate Administrator's Website": The internet website of the Certificate Administrator, initially located at *[WEBSITE]*.

"Certificate Balance": With respect to any Class of Certificates (other than the [INTEREST-ONLY CLASSES], [ARD CLASS] and Class [R] Certificates) or any Class [PEZ] Regular Interest (a) on or prior to the first Distribution Date, an amount equal to the aggregate initial Certificate Balance of such Class or Class [PEZ] Regular Interest, as specified in the Preliminary Statement to this Agreement, (b) as of any date of determination after the first Distribution Date, the Certificate Balance of such Class of Certificates or Class [PEZ] Regular Interest on the Distribution Date immediately prior to such date of determination less any distributions allocable to principal and any allocations of Realized Losses or Loan Specific Realized Losses, as applicable, made thereon on such prior Distribution Date. The aggregate Certificate Balance of the Class [__] Certificates and the Class [PEZ] Component [___] will at all times equal the Certificate Balance of the Class [__] Regular Interest. The aggregate Certificate Balance of the Class [__] Certificates and the Class [PEZ] Component [___] will at all times equal the Certificate Balance of the Class [__] Regular Interest. The Certificate Balance of the Class [__] Certificates will equal the aggregate balance of the Class [__] Components. The aggregate Certificate Balance of the Class [__] Certificates and the Class [PEZ] Component [___] will at all times equal the Certificate Balance of the Class [__] Regular Interest.

"Certificate Custodian": Initially, the Certificate Administrator; thereafter, any other Certificate Custodian acceptable to the Depository and selected by the Certificate Administrator.

"Certificate Owner": With respect to a Global Certificate, the Person who is the beneficial owner of such Certificate as reflected on the books of the Depository or on the books of a Person maintaining an account with such Depository (directly as a Depository Participant or indirectly through a Depository Participant, in accordance with the rules of such Depository) with respect to such Classes. Each of the Trustee, the Certificate Administrator and the Master Servicer shall have the right to require, as a condition to acknowledging the status of any Person as a Certificate Owner under this Agreement, that such Person execute an Investor Certification.

"Certificate Register" and "Certificate Registrar": The register maintained and the registrar appointed pursuant to Section 5.02 of this Agreement.

"Certificateholder": The Person in whose name a Certificate is registered in the Certificate Register; provided, however, that solely for the purposes of giving any consent, approval, waiver or taking any action pursuant to this Agreement, any Certificate registered in the name of or beneficially owned by the Master Servicer, the Special Servicer, the Operating Advisor, [the Asset Representations Reviewer], the Trustee, the Certificate Administrator, the Depositor, any Mortgage Loan Seller, a manager of a Mortgaged Property, a Borrower, a mezzanine lender for which an event has occurred that would permit acceleration or who has commenced foreclosure proceedings or any Affiliate of any of such Persons shall be deemed not to be outstanding, and the Voting Rights to which it is entitled shall not be taken into account in determining whether the requisite percentage of Voting Rights necessary to effect any such consent, approval, waiver or take any such action has been obtained; [provided, however, that (A) the foregoing restrictions shall not apply in the case of the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Depositor, any Mortgage Loan Seller, the Operating Advisor, the Asset Representations Reviewer or any Affiliate of any of such Persons unless such consent, approval or waiver sought from such party would in any way increase its compensation or limit its obligations in the named capacities hereunder or waive a Servicer Termination Event or trigger an Asset Review with respect to a Mortgage Loan;] provided, further, however, that [so long as there is no Servicer Termination Event with respect to the Master Servicer or the Special Servicer, the Master Servicer and the Special Servicer or such Affiliate of either shall be entitled to exercise such Voting Rights with respect to any issue which could reasonably be believed to adversely affect such party's compensation or increase its obligations or liabilities hereunder], (B) so long as there is no Operating Advisor Termination Event with respect to the Operating Advisor, the Operating Advisor or any Affiliate of the Operating Advisor shall be entitled to exercise such Voting Rights with respect to any issue which could reasonably be believed to adversely affect such party's compensation or increase its obligations or liabilities hereunder (other than as a result of triggering an Asset Review with respect to a Mortgage Loan), and (C) so long as there is no Asset Representations Reviewer Termination Event with respect to the Asset Representations Reviewer, the Asset Representations Reviewer or any Affiliate of the Asset Representations Reviewer shall be entitled to exercise such Voting Rights with respect to any issue which could reasonably be believed to adversely affect such party's compensation or increase its obligations or liabilities hereunder (other than as a result of triggering an Asset Review with respect to a Mortgage Loan); and provided, further, however, that such restrictions shall not apply to (i) the exercise of the Special Servicer's, the Master Servicer's or any Mortgage Loan Seller's rights, if any, or any of their Affiliates as a member of the Controlling Class or (ii) any an Affiliate of the Depositor, the Master Servicer, any Special Servicer, the Trustee, the Certificate Administrator, the Operating Advisor or the [Asset Representations Reviewer] has provided an Investor Certification in which it has certified as to the existence of an Affiliate Ethical Wall between it and the Depositor, the Master Servicer, such Special Servicer, the Trustee, the Certificate Administrator or the Operating Advisor, as applicable, then any Certificates beneficially owned by such Affiliate shall be deemed to be outstanding. The Trustee and the Certificate Administrator shall each be entitled to request and rely upon a certificate of the Master Servicer, the Special Servicer[, the Operating Advisor, the Asset Representations Reviewer] or the Depositor in determining whether a Certificate is registered in the name of an Affiliate of such Person. All references

herein to "Holders" or "Certificateholders" shall reflect the rights of Certificate Owners as they may indirectly exercise such rights through the Depository and the Depository Participants, except as otherwise specified herein; provided, however, that the parties hereto shall be required to recognize as a "Holder" or "Certificateholder" only the Person in whose name a Certificate is registered in the Certificate Register.

"Certificateholder Quorum": In connection with any solicitation of votes in connection with the replacement of the Special Servicer pursuant to Section 3.22(e) of this Agreement, the holders of Sequential Pay Certificates evidencing at least 75% of the aggregate Voting Rights (other than with respect to the termination of the Asset Representations Reviewer, taking into account the application of any Appraisal Reduction Amounts to notionally reduce the Certificate Balances of the Certificates pursuant to Section 4.08 of this Agreement) of all Sequential Pay Certificates and the Class [PEZ] Certificates on an aggregate basis.

"Certification Parties": As defined in Section 10.08 of this Agreement.

"Certifying Certificateholder": A Certificateholder or Certificate Owner of a Certificate that has provided the Certificate Administrator with an executed Investor Certification.

"Certifying Person": As defined in Section 10.08 of this Agreement.

"Certifying Servicer": As defined in Section 10.11 of this Agreement.

"Class": All of the Certificates that collectively bear the same alphabetical or alphanumeric Class designation, each separately designated the Loan Specific REMIC Regular Interest, the Lower-Tier Regular Interest and each Class [PEZ] Regular Interest.

"Class [A-1] Certificate": Any one of the Certificates with a "Class [A-1]" designation on the face thereof, executed and authenticated by the Certificate Administrator or the Authenticating Agent on behalf of the Depositor in substantially the form of the Exhibit set forth next to such Class in the Table of Exhibits of this Agreement.

"Class [A-1] Pass-Through Rate": A *per annum* rate equal to [[___]%][the lesser of (i) the WAC Rate and (ii) [___]%][the WAC Rate].

"Class [A-2] Certificate": Any one of the Certificates with a "Class [A-2]" designation on the face thereof, executed and authenticated by the Certificate Administrator or the Authenticating Agent on behalf of the Depositor in substantially the form of the Exhibit set forth next to such Class in the Table of Exhibits of this Agreement.

"Class [A-2] Pass-Through Rate": A *per annum* rate equal to [[___]%][the lesser of (i) the WAC Rate and (ii) [___]%][the WAC Rate].

"Class [A-3] Certificate": Any one of the Certificates with a "Class [A-3]" designation on the face thereof, executed and authenticated by the Certificate Administrator or the Authenticating Agent on behalf of the Depositor in substantially the form of the Exhibit set forth next to such Class in the Table of Exhibits of this Agreement.

"Class [A-3] Pass-Through Rate": A *per annum* rate equal to [[___]%][the lesser of (i) the WAC Rate and (ii) [___]%][the WAC Rate].

"Class [A-4] Certificate": Any one of the Certificates with a "Class [A-4]" designation on the face thereof, executed and authenticated by the Certificate Administrator or the Authenticating Agent on behalf of the Depositor in substantially the form of the Exhibit set forth next to such Class in the Table of Exhibits of this Agreement.

"Class [A-4] Pass-Through Rate": A *per annum* rate equal to [[___]%][the lesser of (i) the WAC Rate and (ii) [___]%][the WAC Rate].

"Class [A-M] Certificate": Any one of the Certificates with a "Class [A-M]" designation on the face thereof, executed and authenticated by the Certificate Administrator or the Authenticating Agent on behalf of the Depositor in substantially the form of the Exhibit set forth next to such Class in the Table of Exhibits of this Agreement. The Class [A-M] Certificates represent undivided beneficial interests in the Class [A-M] Specific Grantor Trust Assets.

"Class [A-M] Interest Distribution Amount": With respect to any Distribution Date, an amount equal to the product of (i) the Class [A-M] Percentage Interest and (ii) the amount of interest distributable pursuant to Section 4.01(b) of this Agreement in respect of the Class [A-M] Regular Interest on such Distribution Date.

"Class [A-M] Pass-Through Rate": A *per annum* rate equal to [[___]%][the lesser of (i) the WAC Rate and (ii) [___]%][the WAC Rate].

"Class [A-M] Percentage Interest": As of any date of determination, with respect to the Class [A-M] Regular Interest and the Class [A-M] Certificates, a percentage interest equal to a fraction, the numerator of which is the Certificate Balance of the Class [A-M] Certificates, and the denominator of which is the Certificate Balance of the Class [A-M] Regular Interest.

"Class [A-M] Principal Distribution Amount": With respect to any Distribution Date, an amount equal to the product of (i) the Class [A-M] Percentage Interest and (ii) the Class [A-M] Regular Interest Principal Distribution Amount for such Distribution Date.

"Class [A-M] Regular Interest": The uncertificated interest corresponding to the Class [A-M] Certificates and the Class PEZ Certificates (to the extent of the Class [A-M]-Exchange Percentage Interest of the Class [A-M] Regular Interest), constituting a "regular interest" in the Upper-Tier REMIC for purposes of the REMIC Provisions and having the characteristics attributable thereto in this Agreement.

"Class [A-M] Regular Interest Available Funds": With respect to any Distribution Date, an amount equal to the total amount of all principal and/or interest distributions, as well as any other distributions (including Yield Maintenance Charges), properly made on or in respect of the Class [A-M] Regular Interest with respect to such Distribution Date.

"Class [A-M] Regular Interest Pass-Through Rate": A *per annum* rate equal to the Class [A-M] Pass-Through Rate.

"Class [A-M] Regular Interest Principal Distribution Amount": With respect to any Distribution Date, an amount equal to the amount of principal distributed pursuant to Section 4.01(b) of this Agreement in respect of the Class [A-M] Regular Interest on such Distribution Date.

"Class [A-M] Specific Grantor Trust Assets": The portion of the Trust Fund consisting of (i) the Class [A-M] Percentage Interest of the Class [A-M] Regular Interest and (ii) amounts held from time to time in the Class [PEZ] Distribution Account that represent distributions of the Class [A-M] Percentage Interest in the Class [A-M] Regular Interest.

"Class [A-M]-Exchange Percentage Interest": As of any date of determination, with respect to the Class [A-M] Regular Interest and the Class [PEZ] Certificates, a percentage interest equal to 100.0% minus the Class [A-M] Percentage Interest.

"Class [A-SB] Certificate": Any one of the Certificates with a "Class [A-SB]" designation on the face thereof, executed and authenticated by the Certificate Administrator or the Authenticating Agent on behalf of the Depositor in substantially the form of the Exhibit set forth next to such Class in the Table of Exhibits of this Agreement.

"Class [A-SB] Pass-Through Rate": A *per annum* rate equal to [[___]%][the lesser of (i) the WAC Rate and (ii) [___]%][the WAC Rate].

"Class [A-SB] Planned Principal Balance": With respect to any Distribution Date, the planned principal amount for such Distribution Date specified in Schedule III hereto relating to the Class [A-SB] Certificates.

"Class [B] Certificate": Any one of the Certificates with a "Class [B]" designation on the face thereof, executed and authenticated by the Certificate Administrator or the Authenticating Agent on behalf of the Depositor in substantially the form of the Exhibit set forth next to such Class in the Table of Exhibits of this Agreement. The Class [B] Certificates represent undivided beneficial interests in the Class [B] Specific Grantor Trust Assets.

"Class [B] Interest Distribution Amount": With respect to any Distribution Date, an amount equal to the product of (i) the Class [B] Percentage Interest and (ii) the amount of interest distributable pursuant to Section 4.01(b) of this Agreement in respect of the Class [B] Regular Interest on such Distribution Date.

"Class [__] Pass-Through Rate": A per annum rate equal to [[___]%][the lesser of (i) the WAC Rate and (ii) [___]%][the WAC Rate].

"Class [B] Percentage Interest": As of any date of determination, with respect to the Class [B] Regular Interest and the Class [B] Certificates, a percentage interest equal to a fraction, the numerator of which is the Certificate Balance of the Class [B] Certificates, and the denominator of which is the Certificate Balance of the Class [B] Regular Interest.

"Class [B] Principal Distribution Amount": With respect to any Distribution Date, an amount equal to the product of (i) the Class [B] Percentage Interest and (ii) the Class [B] Regular Interest Principal Distribution Amount for such Distribution Date.

"Class [B] Regular Interest": The uncertificated interest corresponding to the Class [B] Certificates and the Class [PEZ] Certificates (to the extent of the Class [B]-Exchange Percentage Interest of the Class [B] Regular Interest), constituting a "regular interest" in the Upper-Tier REMIC for purposes of the REMIC Provisions and having the characteristics attributable thereto in this Agreement.

"Class [B] Regular Interest Available Funds": With respect to any Distribution Date, an amount equal to the total amount of all principal and/or interest distributions, as well as any other distributions (including Yield Maintenance Charges), properly made on or in respect of the Class [B] Regular Interest with respect to such Distribution Date.

"Class [B] Regular Interest Pass-Through Rate": A *per annum* rate equal to the Class [B] Pass-Through Rate.

"Class [B] Regular Interest Principal Distribution Amount": With respect to any Distribution Date, an amount equal to the amount of principal distributed pursuant to Section 4.01(b) of this Agreement in respect of the Class B Regular Interest on such Distribution Date.

"Class [B] Specific Grantor Trust Assets": The portion of the Trust Fund consisting of (i) the Class [B] Percentage Interest of the Class [B] Regular Interest and (ii) amounts held from time to time in the Class [PEZ] Distribution Account that represent distributions of the Class [B] Percentage Interest in the Class [B] Regular Interest.

"Class [B]-Exchange Percentage Interest": As of any date of determination, with respect to the Class [B] Regular Interest and the Class [PEZ] Certificates, a percentage interest equal to 100.0% minus the Class [B] Percentage Interest.

"Class [C] Certificate": Any one of the Certificates with a "Class [C]" designation on the face thereof, executed and authenticated by the Certificate Administrator or the Authenticating Agent on behalf of the Depositor in substantially the form of the Exhibit set forth next to such Class in the Table of Exhibits of this Agreement. The Class [C] Certificates represent undivided beneficial interests in the Class [C] Specific Grantor Trust Assets.

"Class [C] Interest Distribution Amount": With respect to any Distribution Date, an amount equal to the product of (i) the Class [C] Percentage Interest and (ii) the amount of interest distributable pursuant to Section 4.01(b) of this Agreement in respect of the Class [C] Regular Interest on such Distribution Date.

"Class [C] Pass-Through Rate": A *per annum* rate equal to [[___]%][the lesser of (i) the WAC Rate and (ii) [___]%][the WAC Rate].

"Class [C] Percentage Interest": As of any date of determination, with respect to the Class [C] Regular Interest and the Class [C] Certificates, a percentage interest equal to a fraction, the numerator of which is the Certificate Balance of the Class [C] Certificates, and the denominator of which is the Certificate Balance of the Class [C] Regular Interest.

"Class [C] Principal Distribution Amount": With respect to any Distribution Date, an amount equal to the product of (i) the Class [C] Percentage Interest and (ii) the Class [C] Regular Interest Principal Distribution Amount for such Distribution Date.

"Class [C] Regular Interest": The uncertificated interest corresponding to the Class [C] Certificates and the Class [PEZ] Certificates (to the extent of the Class [C]-Exchange Percentage Interest of the Class [C] Regular Interest), constituting a "regular interest" in the Upper-Tier REMIC for purposes of the REMIC Provisions and having the characteristics attributable thereto in this Agreement.

"Class [C] Regular Interest Available Funds": With respect to any Distribution Date, an amount equal to the total amount of all principal and/or interest distributions, as well as any other distributions (including Yield Maintenance Charges), properly made on or in respect of the Class [C] Regular Interest with respect to such Distribution Date.

"Class [C] Regular Interest Pass-Through Rate": A *per annum* rate equal to the Class [C] Pass-Through Rate.

"Class [C] Regular Interest Principal Distribution Amount": With respect to any Distribution Date, an amount equal to the amount of principal distributed pursuant to Section 4.01(b) of this Agreement in respect of the Class [C] Regular Interest on such Distribution Date.

"Class [C] Specific Grantor Trust Assets": The portion of the Trust Fund consisting of (i) the Class [C] Percentage Interest of the Class [C] Regular Interest and (ii) amounts held from time to time in the Class [PEZ] Distribution Account that represent distributions of the Class [C] Percentage Interest in the Class [C] Regular Interest.

"Class [C]-Exchange Percentage Interest": As of any date of determination, with respect to the Class [C] Regular Interest and the Class [PEZ] Certificates, a percentage interest equal to 100.0% minus the Class [C] Percentage Interest.

"Class [D] Certificate": Any one of the Certificates with a "Class [D]" designation on the face thereof, executed and authenticated by the Certificate Administrator or the Authenticating Agent on behalf of the Depositor in substantially the form of the Exhibit set forth next to such Class in the Table of Exhibits of this Agreement.

"Class [D] Pass-Through Rate": A *per annum* rate equal to [[___]%][the lesser of (i) the WAC Rate and (ii) [___]%][the WAC Rate].

"Class [E] Certificate": Any one of the Certificates with a "Class [E]" designation on the face thereof, executed and authenticated by the Certificate Administrator or the Authenticating Agent on behalf of the Depositor in substantially the form of the Exhibit set forth next to such Class in the Table of Exhibits of this Agreement.

"Class [E] Pass-Through Rate": A *per annum* rate equal to [[___]%][the lesser of (i) the WAC Rate and (ii) [___]%][the WAC Rate].

"Class [PEZ] Distribution Account": The segregated non-interest bearing trust account or sub-account created and maintained by the Certificate Administrator pursuant to Section 3.05(b), which shall be entitled "[NAME OF CERTIFICATE ADMINISTRATOR], as Certificate Administrator, for the benefit of the Holders of Deutsche Mortgage & Asset Receiving Corporation, [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates, Class [PEZ] Distribution Account" and which must be an Eligible Account or a sub-account of an Eligible Account. The Class [PEZ] Distribution Account shall not be an asset of any Trust REMIC formed hereunder, but rather shall be an asset of the Grantor Trust.

"Class [PEZ] Regular Interest": Any of the Class [___] Regular Interest, the Class [___] Regular Interest or the Class [___] Regular Interest.

"Class [F] Certificate": Any one of the Certificates with a "Class [F]" designation on the face thereof, executed and authenticated by the Certificate Administrator or the Authenticating Agent on behalf of the Depositor in substantially the form of the Exhibit set forth next to such Class in the Table of Exhibits of this Agreement.

"Class [F] Pass-Through Rate": A *per annum* rate equal to [[___]%][the lesser of (i) the WAC Rate and (ii) [___]%][the WAC Rate].

"Class [G] Certificate": Any one of the Certificates with a "Class [G]" designation on the face thereof, executed and authenticated by the Certificate Administrator or the Authenticating Agent on behalf of the Depositor in substantially the form of the Exhibit set forth next to such Class in the Table of Exhibits of this Agreement.

"Class [G] Pass-Through Rate": A *per annum* rate equal to [[___]%][the lesser of (i) the WAC Rate and (ii) [___]%][the WAC Rate].

"Class [H] Certificate": Any one of the Certificates with a "Class [H]" designation on the face thereof, executed and authenticated by the Certificate Administrator or the Authenticating Agent on behalf of the Depositor in substantially the form of the Exhibit set forth next to such Class in the Table of Exhibits of this Agreement.

"Class [H] Pass-Through Rate": A *per annum* rate equal to [[___]%][the lesser of (i) the WAC Rate and (ii) [___]%][the WAC Rate].

"Class Interest Shortfall": On any Distribution Date for any Class of Regular Certificates or any Class [PEZ] Regular Interest, the amount of interest required to be distributed to the Holders of such Class pursuant to Section 4.01(b) or Section 4.01(b) (with respect to the [LOAN SPECIFIC CLASS] Certificates) of this Agreement on such Distribution Date minus the amount of interest actually distributed to such Holders pursuant to such Section, if any.

"Class L[A-1] Interest," "Class L[A-2] Interest," "Class L[A-SB] Interest," "Class L[A-3] Interest," "Class L[A-4] Interest," "Class L[A-M] Interest," "Class L[B] Interest," "Class L[C] Interest," "Class L[D] Interest," "Class L[E] Interest," "Class L[F] Interest," "Class L[G] Interest," "Class L[H] Interest" and "Class L[LOAN SPECIFIC CLASS] Interest": Each, a regular interest in the Lower-Tier REMIC entitled to monthly distributions payable thereto pursuant to Section 4.01 of this Agreement.

"Class LTR Interest": The sole class of "residual interest" in the Lower-Tier REMIC, which will be represented by the Class R Certificates.

"Class [PEZ] Certificate": Any one of the Certificates with a "Class [PEZ]" designation on the face thereof, executed and authenticated by the Certificate Administrator or the Authenticating Agent on behalf of the Depositor in substantially the form of the Exhibit set forth next to such Class in the Table of Exhibits of this Agreement. The Class [PEZ] Certificates represent undivided beneficial interests in the Class [PEZ] Specific Grantor Trust Assets.

"Class [PEZ] Component": Any of the Class [___] Trust Component, Class [___] Trust Component or Class [___] Trust Component.

"Class [PEZ] Interest Distribution Amount": With respect to any Distribution Date, an amount equal to the sum of (i) the product of (a) the Class [__]-Exchange Percentage Interest and (b) the amount of interest distributable pursuant to Section 4.01(b) of this Agreement in respect of the Class [__] Regular Interest on such Distribution Date, (ii) the product of (a) the Class [__]-Exchange Percentage Interest and (b) the amount of interest distributable pursuant to Section 4.01(b) of this Agreement in respect of the Class [__] Regular Interest on such Distribution Date and (iii) the product of (a) the Class [__]-Exchange Percentage Interest and (b) the amount of interest distributable pursuant to Section 4.01(b) of this Agreement in respect of the Class [__] Regular Interest on such Distribution Date.

"Class [PEZ] Percentage Interest": Any of the Class [__]-[PEZ] Percentage Interest, the Class [__]-Exchange Percentage Interest or the Class [__]-Exchange Percentage Interest.

"Class [PEZ] Principal Distribution Amount": With respect to any Distribution Date, an amount equal to the sum of (i) the product of (a) the Class [__]-Exchange Percentage Interest and (b) the Class [__] Regular Interest Principal Distribution Amount for such Distribution Date, (ii) the product of (a) the Class [__]-Exchange Percentage Interest and (b) the Class [__] Regular Interest Principal Distribution Amount for such Distribution Date and (iii) the product of (a) the Class [__]-Exchange Percentage Interest and (b) the Class [__] Regular Interest Principal Distribution Amount for such Distribution Date.

"Class [PEZ] Specific Grantor Trust Assets": The portion of the Trust Fund consisting of (i) the Class [PEZ] Components and (ii) amounts held from time to time in the Class [PEZ] Distribution Account that represent distributions on the Class [PEZ] Components.

"Class [___] Trust Component": The portion of the Class [___] Regular Interest equal to the Class [___] Percentage Interest of the Class [___] Regular Interest.

"Class [___] Trust Component Principal Amount": The product of the Class [___]-Exchange Percentage Interest and the Certificate Balance of the Class [___] Regular Interest.

"Class [___] Trust Component": The portion of the Class [___] Regular Interest equal to the Class [___] Percentage Interest of the Class [___] Regular Interest.

"Class [___] Trust Component Principal Amount": The product of the Class [___]-Exchange Percentage Interest and the Certificate Balance of the Class [___] Regular Interest.

"Class [___] Trust Component": The portion of the Class [___] Regular Interest equal to the Class [___] Percentage Interest of the Class [___] Regular Interest.

"Class [___] Trust Component Principal Amount": The product of the Class [___]-Exchange Percentage Interest and the Certificate Balance of the Class [___] Regular Interest.

"Class [R] Certificate": Any one of the Certificates with a "Class [R]" designation on the face thereof, executed and authenticated by the Certificate Administrator or the Authenticating Agent on behalf of the Depositor in substantially the form of the Exhibit set forth next to such Class in the Table of Exhibits of this Agreement. The Class [R] Certificates have no Pass-Through Rate, Certificate Balance or Notional Amount.

"Class UTR Interest": The sole class of "residual interest" in the Upper-Tier REMIC, which will be represented by the Class [R] Certificate.

"Class X Certificates": The [INTEREST ONLY CLASSES], collectively.

"Class X Component": Each of the Class [__] Components, Class [__] Components, Class [__] Components, Class [__] Components, Class [__] Components, Class [__] Components and Class [__] Components.

"Class X Component Notional Amount": With respect to each Class X Component and any date of determination, an amount equal to the then Lower-Tier Principal Balance of its Corresponding Lower-Tier Regular Interest.

"Class X Notional Amount": The Class [__] Notional Amount, the Class [__] Notional Amount, the Class [__] Notional Amount, Class [__] Notional Amount, the Class [__] Notional Amount, the Class [__] Notional Amount or the Class [__] Notional Amount, as applicable and as the context may require.

"Class UTR Interest": The sole class of "residual interest" in the Upper-Tier REMIC, which will be represented by the Class R Certificate.

"Class [__] Certificate": Any one of the Certificates with a "Class [__]" designation on the face thereof, substantially in the form of the Exhibit set forth next to such Class in the Table of Exhibits of this Agreement, and evidencing a "regular interest" in Upper-Tier REMIC for purposes of the REMIC Provisions.

"Class [__] Components": Each of Component X[__] and Component X[__].

"Class [__] Notional Amount": As of any date of determination, the sum of the then Class X Component Notional Amounts of all of the Class [__] Components.

"Class [__] Pass-Through Rate": With respect to any Distribution Date, the weighted average of the [INTEREST ONLY CLASS] Strip Rates for the respective Class [__] Components for such Distribution Date, weighted on the basis of the respective Class X Component Notional Amounts of such Components outstanding immediately prior to such Distribution Date. The Class [__] Pass-Through Rate for the initial Distribution Date is [___]% *per annum*.

"Clearstream": Clearstream Banking Luxembourg, a division of Clearstream International, société anonyme.

"Closing Date": [_____], 20[__].

"Code": The Internal Revenue Code of 1986, as amended from time to time, any successor statute thereto, and any temporary or final regulations of the United States Department of the Treasury promulgated pursuant thereto.

"Collection Account": The trust account or accounts created and maintained by the Master Servicer pursuant to Section 3.05(a) of this Agreement, which shall be entitled "[NAME OF MASTER SERVICER], as Master Servicer, on behalf of [NAME OF TRUSTEE], as Trustee, for the benefit of the Holders of Deutsche Mortgage & Asset Receiving Corporation, [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates, Collection Account" and which must be an Eligible Account.

"Collection Period": With respect to any Distribution Date and each Mortgage Loan (including any Companion Loan), the period that begins on the day immediately following the Due Date for such Mortgage Loan (including any Companion Loan) in the month preceding the month in which that Distribution Date occurs or the date that would have been the Due Date if such Mortgage Loan (including any Companion Loan) had a Due Date in such preceding month and ending on and including the Due Date for such Mortgage Loan (including any related Companion Loan) occurring in the month in which that Distribution Date occurs. Notwithstanding the foregoing, in the event that the last day of a Collection Period (or applicable grace period) is not a business day, any Periodic Payments received with respect to Mortgage Loans (including any Companion Loan) relating to such Collection Period on the business day immediately following such day shall be deemed to have been received during such Collection Period and not during any other Collection Period.

"Commission": The Securities and Exchange Commission.

"Companion Loan": A Serviced Companion Loan or Non-Serviced Companion Loan, as applicable and as the context may require.

"Companion Loan Noteholder": A holder of a Companion Loan.

"Compensating Interest Payment": As defined in Section 3.17(c) of this Agreement.

"Component X[___]": One of the components of the Class [___] Certificates having a Class X Component Notional Amount equal to the then current Lower-Tier Principal Balance of the Class L[___] Interest as of any date of determination.

"Condemnation Proceeds": Any awards resulting from the full or partial condemnation or any eminent domain proceeding or any conveyance in lieu or in anticipation thereof with respect to a Mortgaged Property by or to any governmental, quasi-governmental authority or private entity with condemnation powers (other than amounts to be applied to the restoration, preservation or repair of such Mortgaged Property or released to the related Borrower in accordance with the terms of the REMIC Provisions and the applicable Loan Documents for the related Mortgage Loan or Serviced Whole Loan) or, if applicable, with respect to the Mortgaged Property securing a Serviced Whole Loan, any portion of such amounts payable to the holders of the applicable Mortgage Loan. With respect to the Mortgaged Property securing any Non-Serviced Mortgage Loan or Non-Serviced Companion Loan, only the portion of such amounts payable to the holder of the related Non-Serviced Mortgage Loan shall be included in Condemnation Proceeds).

"Confidential Information": With respect to each of the Depositor, the Master Servicer, the Special Servicers, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, and the Trustee, all material non-public information obtained in the course of and as a result of such Person's performance of its duties under this Pooling and Servicing Agreement with respect to any Mortgage Loan (or Serviced Whole Loan), any Borrower and any Mortgaged Property, unless such information (i) was already in the possession of such Person prior to being disclosed to such Person, (ii) is or becomes available to such Person from a source other than its activities as the Depositor, the Master Servicer, the applicable Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator or the Trustee, as applicable, or (iii) is or becomes generally available to the public other than as a result of a disclosure by the Master Servicer Servicing Personnel, applicable Special Servicer Servicing Personnel, the Operating Advisor Surveillance Personnel, the Asset Representations Reviewer Surveillance Personnel, the Certificate Administrator Personnel or the Trustee Personnel.

"Consultation Termination Event": Shall occur under the following circumstances:

(a)   with respect to any Mortgage Loan (other than a Non-Serviced Mortgage Loan and the AB Whole Loan), any Serviced Whole Loan at any date on which (i) no Class of Control Eligible Certificates exists that has a Certificate Balance that is at least equal to 25% of the initial Certificate Balance of that Class or (ii) such Consultation Termination Event is deemed to occur as described in Section 3.29(h); and

(b)   with respect to the AB Whole Loan, when (i) a Loan Specific Control Appraisal Event exists and (ii)(A) no Class of Control Eligible Certificates exists where such Class's aggregate Certificate Balance is at least equal to 25% of the initial Certificate Balance of such Class or (B) such Consultation Termination Event is deemed to occur pursuant to Section 3.29(a) of this Agreement.

"Control Eligible Certificates": Any of the Class [___] and Class [__] Certificates.

"Control Termination Event": Shall occur under the following circumstances:

(a) with respect to any Mortgage Loan (other than a Non-Serviced Mortgage Loan and the AB Whole Loan), any Serviced Whole Loan, at any date on which (i) no Class of Control Eligible Certificates exists that has a Certificate Balance (as notionally reduced by any Appraisal Reduction Amounts allocable to such Class) that is at least equal to 25% of the initial Certificate Balance of that Class or (ii) such Control Termination Event is deemed to occur as described in Section 4.08(a); and

(b) with respect to the AB Whole Loan, when (i) a Loan Specific Control Appraisal Event exists and (ii)(A) no Class of Control Eligible Certificates exists where such Class's aggregate Certificate Balance (as notionally reduced by any Appraisal Reduction Amounts allocable to such Class in accordance with Section 4.08(a) of this Agreement) is at least equal to 25% of the initial Certificate Balance of such Class or (B) such Control Termination Event is deemed to occur pursuant to Section 3.29(a) of this Agreement.

"Controlling Class": As of any date of determination, the most subordinate Class of Control Eligible Certificates then outstanding that has a then aggregate Certificate Balance (as notionally reduced by any Appraisal Reduction Amounts allocable to such Class in accordance with Section 4.08(a) of this Agreement) at least equal to 25% of the initial Certificate Balance of that Class or if no Class of Control Eligible Certificates meets the preceding requirement, the most senior Class of Control Eligible Certificates. The Controlling Class as of the Closing Date will be the Class H Certificates.

"Controlling Class Certificateholder": Each Holder (or Certificate Owner, if applicable) of a Certificate of the Controlling Class as determined by the Certificate Registrar to the Certificate Administrator from time to time.

"Controlling Class Representative": The Controlling Class Certificateholder (or a representative thereof) selected by more than 50% of the Controlling Class Certificateholders, by Certificate Balance, as determined by the Certificate Registrar from time to time; [provided, that (i) absent such selection, or (ii) until a Controlling Class Representative is so selected or (iii) upon receipt of a written notice from a majority of the Controlling Class Certificateholders, by Certificate Balance, that a Controlling Class Representative is no longer designated, then the Controlling Class Certificateholder that owns the largest aggregate Certificate Balance of the Controlling Class shall be the Controlling Class Representative; provided, however, that, in the case of this clause (iii), in the event that no one Certificateholder owns the largest aggregate Certificate Balance of the Controlling Class, then there will be no Controlling Class Representative until appointed in accordance with the terms of this Agreement.]

The initial Controlling Class Representative on the Closing Date shall be [NAME OF INITIAL CONTROLLING CLASS REPRESENTATIVE] on behalf of one or more managed funds or accounts and the Certificate Registrar and the other parties to this Agreement shall be entitled to assume [NAME OF INITIAL CONTROLLING CLASS

REPRESENTATIVE], or any successor Controlling Class Representative selected thereby and notified to the Certificate Registrar thereof in writing, is the Controlling Class Representative appointed by the Holder (or Certificate Owner) of each Class of Control Eligible Certificates, until the Certificate Registrar receives (a) written notice of a replacement Controlling Class Representative from a majority of the Controlling Class Certificateholders by Certificate Balance or (b) written notice that the Holder (or Certificate Owner) of a majority of the applicable Class of Control Eligible Certificates is no longer the Holder (or Certificate Owner) of a majority of the applicable Class of Control Eligible Certificates due to a transfer of those Certificates (or a beneficial ownership interest in those Certificates). In the event of clause (b) above, if no successor Controlling Class Representative is then identified to the Certificate Registrar and the other parties hereto, then there will be deemed to be no Controlling Class Representative for purposes of this Agreement until such time as the Certificate Registrar and the other parties to this Agreement receive notice of a successor Controlling Class Representative.

"Corporate Trust Office": The offices of: the Trustee located at [ADDRESS OF TRUSTEE] and to the Certificate Administrator, located at [ADDRESS OF CERTIFICATE ADMINISTRATOR], or, in the case of any surrender, transfer or exchange at [OTHER ADDRESS OF CERTIFICATE ADMINISTRATOR], or the principal trust office of any successor certificate administrator qualified and appointed pursuant to this Agreement.

"Corrected Mortgage Loan": As defined under the definition of Specially Serviced Loan.

"Corresponding Certificates": As defined in the Preliminary Statement with respect to any Corresponding Lower-Tier Regular Interest or Corresponding Class X Component.

"Corresponding Class X Components": As defined in the Preliminary Statement with respect to any Corresponding Certificates or any Corresponding Lower-Tier Regular Interest or Class X Component.

"Corresponding Lower-Tier Regular Interests": As defined in the Preliminary Statement with respect to any Corresponding Certificates or Corresponding Class X Component.

"Credit Risk Retention Compliance Agreement": As defined in Section 3.33(d).

"CREFC®": Commercial Real Estate Finance Council®, formerly known as Commercial Mortgage Securities Association, or any association or organization that is a successor thereto. If neither such association nor any successor remains in existence, "CREFC®" shall be deemed to refer to such other association or organization as may exist whose principal membership consists of servicers, trustees, certificateholders, issuers, placement agents and underwriters generally involved in the commercial mortgage loan securitization industry, which is the principal such association or organization in the commercial mortgage loan securitization industry and whose principal purpose is the establishment of industry standards for reporting transaction-specific information relating to commercial mortgage pass-through certificates and commercial mortgage-backed bonds and the commercial mortgage loans and foreclosed properties underlying or backing them to investors holding or owning such certificates or bonds, and any successor to such other association or organization. If an organization or association

described in one of the preceding sentences of this definition does not exist, "CREFC®" shall be deemed to refer to such other association or organization as shall be selected by the Master Servicer and reasonably acceptable to the Certificate Administrator, the Trustee, the Special Servicer and, if no Control Termination Event has occurred and is continuing, the Directing Certificateholder.

"CREFC® Appraisal Reduction Template": A report substantially in the form of, and containing the information called for in, the downloadable form of the "Appraisal Reduction Template" available and effective from time to time on the CREFC® Website.

"CREFC® Advance Recovery Report": A monthly report substantially in the form of, and containing the information called for in, the downloadable form of the "Advance Recovery Report" available as of the Closing Date on the CREFC® Website, or such other form for the presentation of such information and containing such additional information as may from time to time be approved by the CREFC® for commercial mortgage securities transactions generally.

"CREFC® Bond Level File": The data file in the "CREFC® Bond Level File" format substantially in the form of and containing the information called for therein, or such other form for the presentation of such information as may be approved from time to time by the CREFC® for commercial mortgage securities transactions generally.

"CREFC® Collateral Summary File": The data file in the "CREFC® Collateral Summary File" format substantially in the form of and containing the information called for therein, or such other form for the presentation of such information as may be approved from time to time by the CREFC® for commercial mortgage securities transactions generally.

"CREFC® Comparative Financial Status Report":   The monthly report in "Comparative Financial Status Report" format substantially in the form of and containing the information called for therein for the Mortgage Loans or Serviced Whole Loans, or such other form for the presentation of such information as may be approved from time to time by the CREFC® for commercial mortgage securities transactions generally. In connection with preparing the CREFC® Comparative Financial Status Report, the Master Servicer shall process (a) interim financial statements beginning with interim financial statements for the fiscal quarter ending [_____], 20[__], and (b) annual financial statements beginning with annual financial statements for the 20[__] fiscal year.

"CREFC® Delinquent Loan Status Report": A report substantially in the form of, and containing the information called for in, the downloadable form of the "Delinquent Loan Status Report" available as of the Closing Date on the CREFC® Website, or no later than 90 days after its adoption, such other form for the presentation of such information and containing such additional information as may from time to time be approved by the CREFC® for commercial mortgage securities transactions generally.

"CREFC® Financial File": The data file in the "CREFC® Financial File" format substantially in the form of and containing the information called for therein for the Mortgage Loans or Serviced Whole Loans, or such other form for the presentation of such information as may be approved from time to time by the CREFC® for commercial mortgage securities

transactions generally. The initial data for this report shall be provided by each Mortgage Loan Seller.

"CREFC® Historical Bond/Collateral Realized Loss Reconciliation Template": A report substantially in the form of, and containing the information called for in, the downloadable form of the "Historical Bond/Collateral Realized Loss Reconciliation Template" available and effective from time to time on the CREFC® Website.

"CREFC® Historical Liquidation Loss Template": A report substantially in the form of, and containing the information called for in, the downloadable form of the "Historical Liquidation Loss Template" available and effective from time to time on the CREFC® Website.

"CREFC® Historical Loan Modification and Corrected Mortgage Loan Report": The monthly report in the "Historical Loan Modification and Corrected Mortgage Loan Report" format substantially in the form of and containing the information called for therein for the Mortgage Loans or Serviced Whole Loans, or such other form for the presentation of such information as may be approved from time to time by the CREFC® for commercial mortgage securities transactions generally.

"CREFC® Intellectual Property Royalty License Fee": With respect to each Mortgage Loan (other than the portion of an REO loan related to any Serviced Companion Loan) and Subordinate Companion Loan and for any related Interest Accrual Period, the amount of interest accrued during such Interest Accrual Period at the CREFC® Intellectual Property Royalty License Fee Rate on the same principal balance, in the same manner, and for the same number of days as any related interest payment with regards to the Mortgage Loan or Subordinate Companion Loan during which such Interest Accrual Period is computed. Any payments of the CREFC® Intellectual Property Royalty License Fee shall be made to "CRE Finance Council" and delivered by wire transfer pursuant to the following instructions (or such other instructions as may hereafter be furnished by CREFC® to the Master Servicer in writing at least two Business Days prior to the Master Servicer Remittance Date):

> Account Name: Commercial Real Estate Finance Council (CREFC®)
> Bank Name: JPM Morgan Chase Bank, National Association
> Bank Address: 80 Broadway, New York, NY 10005
> Routing Number: 021000021
> Account Number: 213597397

"CREFC® Intellectual Property Royalty License Fee Rate": A rate equal to 0.0005% *per annum*.

"CREFC® Interest Shortfall Reconciliation Template": A report substantially in the form of, and containing the information called for in, the downloadable form of the "Interest Shortfall Reconciliation Template" available and effective from time to time on the CREFC® Website.

"CREFC® Investor Reporting Package (CREFC® IRP)":

(a)   The following seven electronic files: (i) CREFC® Loan Setup File, (ii) CREFC® Loan Periodic Update File, (iii) CREFC® Property File, (iv) CREFC® Bond Level File, (v) CREFC® Financial File, (vi) CREFC® Collateral Summary File and (vii) CREFC® Special Servicer Loan File;

(b)   The following eleven supplemental reports: (i) CREFC® Delinquent Loan Status Report, (ii) CREFC® Historical Loan Modification and Corrected Mortgage Loan Report, (iii) CREFC® REO Status Report, (iv) CREFC® Operating Statement Analysis Report, (v) CREFC® Comparative Financial Status Report, (vi) CREFC® Servicer Watch List, (vii) CREFC® Loan Level Reserve/LOC Report, (viii) CREFC® NOI Adjustment Worksheet, (ix) CREFC® Advance Recovery Report, (x) CREFC® Total Loan Report and (xi) CREFC® Reconciliation of Funds Report;

(c)   the following eight templates: (i) CREFC® Appraisal Reduction Template, (ii) CREFC® Servicer Realized Loss Template, (iii) CREFC® Reconciliation of Funds Template, (iv) CREFC® Historical Bond/Collateral Realized Loss Reconciliation Template, (v) CREFC® Historical Liquidation Loss Template, (vi) CREFC® Interest Shortfall Reconciliation Template, (vii) CREFC® Servicer Remittance to Trustee Template and (viii) CREFC® Significant Insurance Event Template; and

(d)   such other reports and data files as CREFC® may designate as part of the "CREFC® Investor Reporting Package (CREFC® IRP)" from time to time generally.

"CREFC® License Agreement": The License Agreement, in the form set forth on the website of CREFC® on the Closing Date, relating to the use of the CREFC® trademarks and trade names.

"CREFC® Loan Level Reserve/LOC Report": A report substantially in the form of, and containing the information called for in, the downloadable form of the "Loan Level Reserve/LOC Report" available and effective from time to time on the CREFC® Website.

"CREFC® Loan Periodic Update File": The monthly data file substantially in the form of, and containing the information called for in, the downloadable form of the "CREFC® Loan Periodic Update File" available and effective from time to time on the CREFC® Website and, provided that each CREFC® Loan Periodic Update File shall be accompanied by a CREFC® Advance Recovery Report, if such report is required for a particular month, and all references herein to "CREFC® Loan Periodic Update File" shall be construed accordingly.

"CREFC® Loan Setup File": The data file substantially in the form of, and containing the information called for in, the downloadable form of the "CREFC® Loan Setup File" available and effective from time to time on the CREFC® Website.

"CREFC® NOI Adjustment Worksheet": A report substantially in the form of, and containing the information called for in, the downloadable form of the "NOI Adjustment Worksheet" available and effective from time to time on the CREFC® Website.

"CREFC® Operating Statement Analysis Report": A report substantially in the form of, and containing the information called for in, the downloadable form of the "Operating Statement Analysis Report" available and effective from time to time on the CREFC® Website.

"CREFC® Property File": The monthly data file substantially in the form of, and containing the information called for, in the downloadable form of the "CREFC® Property File" available and effective from time to time on the CREFC® Website.

"CREFC® Reconciliation of Funds Template": A report substantially in the form of, and containing the information called for in, the downloadable form of the "Reconciliation of Funds Template" available and effective from time to time on the CREFC® Website, or such other form for the presentation of such information and containing such additional information as may from time to time be recommended by the CREFC® for commercial mortgage securities transactions generally.

"CREFC® REO Status Report": A monthly report substantially in the form of, and containing the information called for in, the downloadable form of the "REO Status Report" available and effective from time to time on the CREFC® Website.

"CREFC® Servicer Realized Loss Template": A report substantially in the form of, and containing the information called for in, the downloadable form of the "Servicer Realized Loss Template" available and effective from time to time on the CREFC® Website.

"CREFC® Servicer Watch List": A report substantially in the form of, and containing the information called for in, the downloadable form of the "Servicer Watch List" available and effective from time to time on the CREFC® Website.

"CREFC® Special Servicer Loan File": The monthly data file substantially in the form of, and containing the information called for in, the downloadable form of the "Special Servicer Loan File" available and effective from time to time on the CREFC® Website.

"CREFC® Supplemental Servicer Reports": The CREFC® Delinquent Loan Status Report, the CREFC® Historical Loan Modification and Corrected Mortgage Loan Report, the CREFC® REO Status Report, the CREFC® Servicer Watch List, the CREFC® NOI Adjustment Worksheet, the CREFC® Comparative Financial Status Report, the CREFC® Operating Statement Analysis Report, the CREFC® Loan Level Reserve/LOC Report, the CREFC® Advance Recovery Report and the CREFC® Total Loan Report.

"CREFC® Total Loan Report": The monthly report substantially in the form of, and containing the information called for in, the downloadable form of the "Total Loan Report" available and effective from time to time on the CREFC® Website.

"CREFC® Website": The CREFC®'s Website located at *[_____]* or such other primary website as the CREFC® may establish for dissemination of its report forms.

"Cross-Over Date": The Distribution Date, if any, on which the Certificate Balance of each Class of Sequential Pay Certificates (excluding each Class of Exchangeable

Certificates and the Class [__] Certificates) and of each Class [PEZ] Regular Interest is (or will be) reduced to zero.

"Custodial Agreement": The Custodial Agreement, if any, from time to time in effect between the Custodian named therein and the Certificate Administrator, in the form agreed to by the Certificate Administrator and the Custodian, as the same may be amended or modified from time to time in accordance with the terms thereof. No Custodial Agreement will be required if the Custodian is the same party as the Certificate Administrator.

"Custodian": Any Custodian appointed pursuant to Section 3.19 of this Agreement. If a Custodian is not so appointed, then the Custodian shall be the Certificate Administrator. The Custodian may (but need not) be the Certificate Administrator, the Trustee or the Master Servicer or any Affiliate of the Certificate Administrator, the Trustee or the Master Servicer.

"Cut-off Date": With respect to each Mortgage Loan, the later of the related Due Date of such Mortgage Loan in [_____] 20[__] and the date of origination of such Mortgage Loan.

"DBRS": DBRS, Inc., or its successor in interest. If neither such rating agency nor any successor remains in existence, "DBRS" shall be deemed to refer to such other nationally recognized statistical rating agency or other comparable Person reasonably designated by the Depositor, notice of which designation shall be given to the other parties hereto, and specific ratings of DBRS herein referenced shall be deemed to refer to the equivalent ratings of the party so designated.

"Debt Service Coverage Ratio": With respect to any Mortgage Loan or Serviced Whole Loan as of any date of determination and for any period, the ratio calculated by dividing the net operating income or net cash flow, as applicable, of the related Mortgaged Property or Mortgaged Properties, as the case may be, for the most recently ended 12-month trailing or one-year period for which data is available from the related Borrower (or year-to-date until such time that data for the trailing 12-month period is available), before payment of any scheduled payments of principal and interest on such Mortgage Loan or Serviced Whole Loan but after funding of required reserves and "normalized" information from the CREFC® NOI Adjustment Worksheet for such Mortgaged Property by the Master Servicer or Special Servicer, if applicable, pursuant to Section 3.13 of this Agreement, by the annual debt service required by such Mortgage Loan or Serviced Whole Loan. Annual debt service shall be calculated by multiplying the Periodic Payment in effect on such date of determination for such Mortgage Loan or Serviced Whole Loan by 12 (or such fewer number of months for which related information is available).

"Default": An event of default under the Loan Documents for any Mortgage Loan or Whole Loan, or an event which, with the passage of time or the giving of notice, or both, would constitute an event of default under the Loan Documents for such Mortgage Loan or Whole Loan.

"Default Interest": With respect to any Mortgage Loan or Serviced Companion Loan, interest accrued on such Mortgage Loan or Serviced Companion Loan (other than Excess Interest) at the excess of (i) the related Default Rate over (ii) the related Mortgage Rate.

"Default Rate": With respect to each Mortgage Loan or Serviced Companion Loan, the *per annum* rate at which interest accrues on such Mortgage Loan or Serviced Companion Loan following any event of default on such Mortgage Loan or Serviced Companion Loan, including a default in the payment of a Periodic Payment or a Balloon Payment.

"Defaulted Mortgage Loan": A Mortgage Loan or Serviced Companion Loan (i) that is delinquent at least 60 days in respect of its Periodic Payments or delinquent in respect of its Balloon Payment, if any, in either case such Delinquency to be determined without giving effect to any grace period permitted by the related Loan Documents and without regard to any acceleration of payments under the related Mortgage Loan or Serviced Companion Loan or (ii) as to which the Master Servicer or Special Servicer has, by written notice to the related borrower, accelerated the maturity of the indebtedness evidenced by the related Mortgage Note.

"Defeasance Account": As defined in Section 3.26(j) of this Agreement.

"Defect": As defined in Section 2.03(e) of this Agreement.

"Deficient Exchange Act Deliverable": With respect to the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Custodian, the Certificate Administrator, the Trustee and each Servicing Function Participant and Additional Servicer retained by it (other than a Mortgage Loan Seller Sub-Servicer), any item (x) regarding such party, (y) prepared by such party or any registered public accounting firm, attorney or other agent retained by such party to prepare such information and (z) delivered by or on behalf of such party pursuant to the delivery requirements under Article X of this Agreement that does not conform to the applicable reporting requirements under the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder.

"Delinquency": Any failure of a Borrower to make a scheduled Periodic Payment or Balloon Payment on a Due Date.

["Delinquent Mortgage Loan": A Mortgage Loan that is delinquent at least sixty days in respect of its Periodic Payments or Balloon Payment, if any, in either case such delinquency to be determined without giving effect to any grace period.]

"Denomination": As defined in Section 5.01(a) of this Agreement.

"Depositor": Deutsche Mortgage & Asset Receiving Corporation, a Delaware corporation, and its successors and assigns.

"Depository": The Depository Trust Company or a successor appointed by the Certificate Registrar (which appointment shall be at the direction of the Depositor if the Depositor is legally able to do so).

"Depository Participant": A Person for whom, from time to time, the Depository effects book-entry transfers and pledges of securities deposited with the Depository.

"Determination Date": With respect to any Distribution Date, the [___] day of the calendar month of the related Distribution Date or, if such [___] day is not a Business Day, then the next Business Day, commencing in [_____] 20[__].

"Diligence File": Any documents (other than documents required to be part of the related Mortgage File but including copies of such documents required to be part of the related Mortgage File) related to the origination or the servicing of the Mortgage Loans or Serviced Whole Loans that were delivered by the applicable Mortgage Loan Seller in connection with the transfer of the applicable Mortgage Loan to the Trust, including but not limited to appraisals, environmental reports, engineering reports, legal opinions, the applicable Mortgage Loan Seller's asset summary, copies of all property insurance policies for the Mortgaged Property, credit reports, surveys, zoning reports, tenant estoppel certificates, financial statements of borrower and any guarantor, operating statements for the mortgaged property or properties, UCC searches, litigation searches and bankruptcy searches, in each case, to the extent that the originator received such in connection with the origination of the Delinquent Mortgage Loan; provided that no information that is proprietary to the related originator or Mortgage Loan Seller or any draft documents, privileged or internal communications, credit underwriting or due diligence analysis will constitute part of the Diligence File.

"Directing Certificateholder": (A) With respect to any Mortgage Loan (other than a Non-Serviced Mortgage Loan or the AB Mortgage Loan) or Serviced Whole Loan (other than the AB Whole Loan), the Controlling Class Representative and (B) with respect to the AB Whole Loan, the related Loan Specific Directing Certificateholder.

At such time as there is no Controlling Class in accordance with the definition thereof (and, in the case of the AB Mortgage Loan, a Loan Specific Control Appraisal Event exists), the Directing Certificateholder shall have no rights under this Agreement.

The identification and contact information of each initial Directing Certificateholder as of the Closing Date is set forth on Schedule I to this Agreement. The parties to this Agreement may rely on such Schedule in accordance with Section 3.29.

For the avoidance of doubt, notwithstanding anything to the contrary contained in this Agreement, Control Termination Event and Consultation Termination Event shall not affect the rights of a Non-Directing Certificateholder. Whenever the term "Directing Certificateholder" is used in this Agreement without further clarification, the parties hereto intend for such reference to mean the applicable Directing Certificateholder under the circumstances.

"Directly Operate": With respect to any Serviced REO Property, the furnishing or rendering of services to the tenants thereof that are not customarily provided to tenants in connection with the rental of space for occupancy only within the meaning of Treasury Regulations Section 1.512(b)-1(c)(5), the management or operation of such Serviced REO Property, the holding of such Serviced REO Property primarily for sale to customers in the ordinary course of a trade or business, or any use of such Serviced REO Property in a trade or business conducted by the Trust Fund, or the performance of any construction work on the

Serviced REO Property other than through an Independent Contractor; provided that the Special Servicer, on behalf of the Trust Fund, shall not be considered to Directly Operate a Serviced REO Property solely because the Special Servicer, on behalf of the Trust Fund, establishes rental terms, chooses tenants, enters into or renews leases, deals with taxes and insurance, or makes decisions as to repairs or capital expenditures with respect to such Serviced REO Property or takes other actions consistent with Treasury Regulations Section l.856-4(b)(5)(ii).

"Disclosable Special Servicer Fees": With respect to any Mortgage Loan (other than a Non-Serviced Mortgage Loan), Serviced Whole Loan or Serviced REO Property, any compensation and other remuneration (including, without limitation, in the form of commissions, brokerage fees, rebates, and as a result of any other fee-sharing arrangement) received or retained by the Special Servicer or any of its Affiliates that is paid by any Person (including, without limitation, the Trust, any Borrower, any Manager, any guarantor or indemnitor in respect of a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan and any purchaser of any Mortgage Loan (other than a Non-Serviced Mortgage Loan), Serviced Whole Loan or Serviced REO Property) in connection with the disposition, workout or foreclosure of any Mortgage Loan (other than a Non-Serviced Mortgage Loan), Serviced Whole Loan, if applicable, the management or disposition of any Serviced REO Property, and the performance by the Special Servicer or any such Affiliate of any other special servicing duties under this Agreement; provided that any compensation and other remuneration that the Master Servicer or Certificate Administrator is permitted to receive or retain pursuant to the terms of this Agreement in connection with its respective duties in such capacity as Master Servicer or Certificate Administrator under this Agreement shall not be Disclosable Special Servicer Fees.

"Disclosure Parties": As defined in Section 3.14(e) of this Agreement.

"Dispute Resolution Consultation": As defined in Section 2.03(l)(i).

"Dispute Resolution Cut-off Date": As defined in Section 2.03(k)(i).

"Disqualified Non-U.S. Person": With respect to a Class [R] Certificate, any Non-U.S. Person or agent thereof other than (a) a Non-U.S. Person that holds the Class [R] Certificate in connection with the conduct of a trade or business within the United States and has furnished the transferor and the Certificate Registrar with an effective IRS Form W-8ECI (or applicable successor Form promulgated by the IRS for the purpose of providing and certifying the information provided on Form W-8ECI as of the Closing Date) or (b) a Non-U.S. Person that has delivered to both the transferor and the Certificate Registrar an opinion of a nationally recognized tax counsel to the effect that the transfer of the Class [R] Certificate to it is in accordance with the requirements of the Code and the regulations promulgated thereunder and that such transfer of the Class [R] Certificate will not be disregarded for federal income tax purposes.

"Disqualified Organization": Any of (a) the United States, a State or any political subdivision thereof or any agency or instrumentality of any of the foregoing (other than an instrumentality that is a corporation if all of its activities are subject to tax and, except for the Federal Home Mortgage Corporation, a majority of its board of directors is not selected by any such governmental unit), (b) a foreign government, International Organization (as defined below) or agency or instrumentality of either of the foregoing, (c) an organization that is exempt

from tax imposed by Code Chapter 1 (including the tax imposed by Section 511 of the Code on unrelated business taxable income) on any excess inclusions (as defined in Section 860E(c)(1) of the Code) with respect to the Class [R] Certificates (except certain farmers' cooperatives described in Section 521 of the Code), (d) rural electric and telephone cooperatives described in Section 1381(a)(2)(C) of the Code, or (e) any other Person so designated by the Certificate Registrar based upon an Opinion of Counsel provided to the Certificate Registrar (which shall be an expense of the Trust) to the effect that any Transfer to such Person may cause any Trust REMIC to be subject to tax or to fail to qualify as a REMIC at any time that the Certificates are outstanding. For the purposes of this definition, the terms "United States," "State" and "International Organization" shall have the meanings set forth in Section 7701 of the Code or successor provisions.

"Distribution Accounts": Collectively, the Upper-Tier Distribution Account, the Loan Specific REMIC Distribution Account, the Lower-Tier Distribution Account, the Class [PEZ] Distribution Account and the Excess Interest Distribution Account, each of which may be sub-accounts of a single Eligible Account.

"Distribution Date": For each Determination Date, the [___] Business Day following such Determination Date in each calendar month, commencing in [_____] 20[__]. The first Distribution Date shall be [_____], 20[__].

"Distribution Date Statement": As defined in Section 4.02(a) of this Agreement.

"Do Not Hire List": The list, as may be updated at any time, provided by the Depositor to the Master Servicer, Special Servicer, the Certificate Administrator, Trustee or Operating Advisor, the Asset Representations Reviewer, which lists certain parties identified by the Depositor as having failed to comply (after any applicable cure period) with their respective obligations under Article X of this Agreement or as having failed to comply (after any applicable cure period) with any similar Regulation AB reporting requirements under any other securitization transaction.

"Due Date": With respect to (i) any Mortgage Loan or Serviced Whole Loan on or prior to its Maturity Date, the day of the month set forth in the related Mortgage Note on which each Periodic Payment thereon is scheduled to be first due and (ii) any Mortgage Loan or Serviced Whole Loan after the Maturity Date therefor or any REO Loan, the day of the month set forth in the related Mortgage Note on which each Periodic Payment on such Mortgage Loan or Serviced Whole Loan had been scheduled to be first due.

"Early Termination Notice Date": Any date as of which the aggregate Stated Principal Balance of the Mortgage Loans remaining in the Trust is less than [1.0]% of the aggregate Stated Principal Balance of all of the Mortgage Loans as of the Cut-off Date.

"EDGAR Compatible Format": Any format compatible with EDGAR, including, without limitation, HTML, word, excel or clean and searchable PDF.

"Eligible Account": Any of:

(i)　　[an account or accounts maintained with a depository institution or trust company (A) the short-term unsecured debt obligations or commercial paper of which are rated at least "[___]" by [___], "[___]" by [___] (or, if not rated by [___], an equivalent (or higher) rating by any two other NRSROs (which may include [___], [___] and/or [___])) and the equivalent by [___] (if then rated by [___]), in the case of accounts in which funds are held for 30 days or less or, (B) in the case of accounts in which funds are held for more than 30 days, the long-term unsecured debt obligations of which are rated at least "[___]" by [___],"[___]" by [___] (or, if not rated by [___], an equivalent (or higher) rating by any two other NRSROs (which may include [___], [___] and/or [___])) and the equivalent by [___] (if then rated by [___]),

(ii)　　an account or accounts maintained with [_____], so long as it meets the eligibility standards of the Certificate Administrator set forth in this Agreement,

(iii)　　an account or accounts maintained with [_____], so long as such depository's long-term unsecured debt rating is at least "[___]" by [___], "[___]" by [___] (or, if not rated by [___], an equivalent (or higher) rating by any two other NRSROs (which may include [___], [___] and/or [___])) and the equivalent by [___] (if then rated by [___]) (if the deposits are to be held in the account for more than 30 days) or such depository's short-term deposit or short-term unsecured debt rating shall be at least "[___]" by [___], "[___]" by [___] (or, if not rated by [___], an equivalent (or higher) rating by any two other NRSROs (which may include [___], [___] and/or [___])) and the equivalent by [___] (if then rated by [___]) (if the deposits are to be held in the account for 30 days or less),

(iv)　　a segregated trust account or accounts maintained with the trust department of a federal or state chartered depository institution or trust company acting in its fiduciary capacity which institution or trust company has a combined capital and surplus of at least $50,000,000 and is subject to supervision and examination by federal or state authority and to regulations regarding fiduciary funds on deposit similar to Title 12 of the Code of Federal Regulations, Section 9.10(b) and the long-term unsecured debt obligations of which are rated at least "[___]" by [___],

(v)　　such other account or accounts that, but for the failure to satisfy one or more of the minimum rating(s) set forth in the applicable clause, would be listed in clauses (i)-(iv) above, with respect to which a Rating Agency Confirmation has been obtained from each Rating Agency for which the minimum ratings set forth in the applicable clause is not satisfied with respect to such account, or

(vi)　　any other account as to which the Certificate Administrator, the Trustee, the Master Servicer or the Special Servicer, as applicable, receives a

Rating Agency Confirmation from each Rating Agency, which may be an account maintained by or with the Certificate Administrator, the Trustee, the Master Servicer or the Special Servicer.]

Eligible Accounts may bear interest.

"Eligible Investor": Any of (i) a Qualified Institutional Buyer that is purchasing for its own account or for the account of a Qualified Institutional Buyer to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A or (ii) (except with respect to the Class [R] Certificates) an Institutional Accredited Investor.

"Eligible Asset Representations Reviewer": An institution (a) that is the special servicer, operating advisor or asset representations reviewer on a transaction rated by any of [Moody's, Fitch, KBRA, DBRS, S&P, Morningstar] and that has not been a special servicer, operating advisor or asset representations reviewer on a transaction for which [RATING AGENCIES] has qualified, downgraded or withdrawn its rating or ratings of, one or more classes of certificates for such transaction citing servicing or other relevant concerns with the special servicer, operating advisor or asset representations reviewer as the sole or material factor in such rating action, (b) that can and will make the representations and warranties set forth in Section 2.04(g), (c) that is not affiliated with a Mortgage Loan Seller, Master Servicer, Special Servicer, the Depositor, the Certificate Administrator, the Trustee, the Directing Certificateholder or any of their respective Affiliates, (d) that has not been paid any fees, compensation or other remuneration by an Underwriter, Master Servicer, Special Servicer, the Depositor, the Certificate Administrator, the Trustee, the Directing Certificateholder or any of their respective Affiliates in connection with due diligence or other services with respect to any Mortgage Loan prior to the Closing Date, and (e) that does not directly or indirectly, through one or more Affiliates or otherwise, own any interest in any Certificates, any Mortgage Loans, Serviced Companion Loan or Serviced Companion Loan Securities or otherwise have any financial interest in the securitization transaction to which this Agreement relates, other than in fees from its role as Asset Representations Reviewer and except as set forth in Section [11.08].

"Eligible Operating Advisor": [An institution (i) that is the special servicer or operating advisor on a commercial mortgage-backed securities transaction rated by [___], [___], [___], [___], [___] or [___] (including, in the case of [NAME OF OPERATING ADVISOR], this transaction) but has not been special servicer on a transaction for which [___], [___], [___], [___], [___] or [___] has qualified, downgraded or withdrawn its rating or ratings of, one or more classes of certificates for such transaction citing servicing concerns with the special servicer as the sole or material factor in such rating action, (ii) that can and will make the representations and warranties set forth in Section 2.04(f) of this Agreement, (iii) that is not the Depositor, the Master Servicer, the Special Servicer, a Mortgage Loan Seller, the Controlling Class Representative, the Directing Certificateholder, an Other Depositor, Other Servicer or Other Special Servicer, or an Affiliate of the Depositor, the Master Servicer, the Special Servicer, a Mortgage Loan Seller, the Controlling Class Representative, the Directing Certificateholder or an Other Depositor, Other Servicer or Other Special Servicer, (iv) that has not been paid by any Special Servicer or successor Special Servicer any fees, compensation or other remuneration (x) in respect of its obligations hereunder or (y) for the appointment or recommendation for replacement of a successor Special Servicer to become the Special Servicer[; and (e) that does not directly or indirectly, through one or more Affiliates or

otherwise, own any interest in any Certificates, any Mortgage Loans, Serviced Companion Loan or Serviced Companion Loan Securities or otherwise have any financial interest in the securitization transaction to which this Agreement relates, other than in fees from its role as Operating Advisor and except as set forth in Section [3.33].][APPLICABLE TO OFFERINGS WITH CLOSING DATES ON AND AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

"Enforcing Party": The person obligated to enforce the rights of the Trust against the related Mortgage Loan Seller with respect to the Repurchase Request, which person may be either the Special Servicer or the Requesting Certificateholder.

"Environmental Insurance Policy": With respect to any Mortgaged Property or Serviced REO Property, any insurance policy covering pollution conditions and/or other environmental conditions that is maintained from time to time in respect of such Mortgaged Property or Serviced REO Property, as the case may be, for the benefit of, among others, the Trustee on behalf of the Certificateholders.

"Environmental Report": The environmental audit report or reports with respect to each Mortgaged Property delivered to the Mortgage Loan Sellers in connection with the related Mortgage Loan.

"ERISA": The Employee Retirement Income Security Act of 1974, as it may be amended from time to time.

"Escrow Account": As defined in Section 3.04(b) of this Agreement. Any Escrow Account may be a sub-account of the related Cash Collateral Account.

"Escrow Payment": Any payment made by any Borrower to the Master Servicer pursuant to the related Mortgage, Cash Collateral Account Agreement, Lock-Box Agreement, Loan Agreement or other Loan Document for the account of such Borrower for application toward the payment of taxes, insurance premiums, assessments, environmental remediation and similar items in respect of the related Mortgaged Property or related to the satisfaction of closing conditions for the related Mortgage Loan.

"Euroclear": Euroclear Bank, as operator of the Euroclear System and its successors in interest.

"Excess Interest": With respect to each of the Mortgage Loans indicated on the Mortgage Loan Schedule as having a Revised Rate, interest accrued at the Revised Rate in respect of such Mortgage Loan in excess of the interest accrued at the Initial Rate, *plus* any related interest accrued on such amounts, to the extent permitted by applicable law and the related Mortgage Loan documents.

"Excess Interest Distribution Account": The segregated non-interest bearing trust account or sub-account created and maintained by the Certificate Administrator pursuant to Section 3.05(l), which shall be entitled "[NAME OF CERTIFICATE ADMINISTRATOR], as Certificate Administrator, for the benefit of the holders of [NAME OF ISSUING ENTITY] –

Excess Interest Distribution Account," and which must be an Eligible Account or a sub-account of an Eligible Account. The Excess Interest Distribution Account shall not be an asset of any Trust REMIC, but rather shall be an asset of the Grantor Trust.

"Excess Prepayment Interest Shortfall": With respect to any Distribution Date, the aggregate amount, if any, by which the Prepayment Interest Shortfalls with respect to all Principal Prepayments received with respect to the Mortgage Loans and Companion Loans during the related prepayment period exceed the Compensating Interest Payment. [The Excess Prepayment Interest Shortfall for each Mortgage Loan that is part of the Mortgage Loan Seller Strip Pool, if any, for each Distribution Date, shall be allocated to the related Mortgage Loan Seller Strip, on the one hand, and to Available Funds (for distribution to the Classes of Certificates (other than the [ARD CLASS], [LOAN SPECIFIC CLASS] and Class [R] Certificates)), on the other hand, *pro rata*, based upon the amount of interest accrued on such Mortgage Loan Seller Strip, on the one hand, and on the related Mortgage Loan, net of the Mortgage Loan Seller Strip, on the other hand].

"Excess Rate": With respect to each of the Mortgage Loans indicated on the Mortgage Loan Schedule as having a Revised Rate, the excess of (i) the applicable Revised Rate over (ii) the applicable Mortgage Rate, each as set forth in the Mortgage Loan Schedule.

"Excess Servicing Fees": With respect to each Mortgage Loan and any Serviced Companion Loan (and any successor REO Loan with respect thereto), that portion of the Servicing Fee that accrues at a per annum rate equal to the Excess Servicing Fee Rate.

"Excess Servicing Fee Rate": With respect to each Mortgage Loan and any Serviced Companion Loan (and any successor REO Loan with respect thereto), a rate per annum equal to the Servicing Fee Rate (subject to the rights of the Mortgage Loan Seller Sub-Servicers identified on Exhibit X to this Agreement) minus [____]%; provided that such rate shall be subject to reduction pursuant to Section 7.02 of this Agreement.

"Excess Servicing Fee Right": With respect to each Mortgage Loan and any Serviced Companion Loan (and any successor REO Loan with respect thereto), the right to receive Excess Servicing Fees. In the absence of any transfer of the Excess Servicing Fee Right, the Master Servicer shall be the owner of such Excess Servicing Fee Right.

"Exchange Act": The Securities Exchange Act of 1934, as amended and the rules and regulations thereunder.

"Exchange Date": As defined in Section 5.08(h) of this Agreement.

"Exchangeable Proportion": Class [__], Class [__] and Class [__] Certificates that evidence equal Tranche Percentage Interests in the related Class [PEZ] Regular Interests.

"Exchangeable Certificate": Any of the [EXCHANGEABLE CLASSES] Certificates.

"FDIC": The Federal Deposit Insurance Corporation or any successor thereto.

"FHLMC": The Federal Home Loan Mortgage Corporation, or any successor thereto.

"Final Asset Status Report": With respect to any Specially Serviced Loan, each related Asset Status Report, together with such other data or supporting information provided by the Special Servicer to the Directing Certificateholder, which shall not include any communication (other than the related Asset Status Report) between the Special Servicer and the Directing Certificateholder with respect to such Specially Serviced Loan; provided that no Asset Status Report shall be considered to be a Final Asset Status Report unless, if no Control Termination Event has occurred and is continuing, the Directing Certificateholder has either finally approved of and consented to the actions proposed to be taken in connection therewith, or has exhausted all of its rights of approval and consent pursuant to this Agreement in respect of such action, or has been deemed to have approved or consented to such action or the Asset Status Report is otherwise implemented by the Special Servicer in accordance with this Agreement.

"Final Recovery Determination": With respect to any Specially Serviced Loan, Serviced REO Loan or any Mortgage Loan subject to repurchase by the related Mortgage Loan Seller pursuant to Section 2.03(e) of this Agreement, or in the case of a Whole Loan, subject to a purchase pursuant to the applicable Intercreditor Agreement, or any Mortgage Loan or Whole Loan subject to purchase pursuant to any related mezzanine intercreditor agreement, the recovery of all Insurance Proceeds, Liquidation Proceeds, the related Purchase Price and other payments or recoveries (including proceeds of the final sale of any Serviced REO Property) which the Master Servicer (or in the case of a Specially Serviced Loan or Serviced REO Loan, the Special Servicer), in its reasonable judgment, and, if no Consultation Termination Event has occurred, in consultation with the Directing Certificateholder, as evidenced by a certificate of a Servicing Officer delivered to the Trustee, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Custodian (and the Master Servicer, if the certificate is from the Special Servicer), expects to be finally recoverable. If no Control Termination Event has occurred and is continuing, the Directing Certificateholder shall have ten (10) Business Days to review and approve each such recovery determination; provided that if the Directing Certificateholder fails to approve or disapprove any recovery determination within ten (10) Business Days of receipt of the initial recovery determination, such consent shall be deemed given. The Master Servicer shall maintain records, prepared by a Servicing Officer, of each Final Recovery Determination until the earlier of (i) its termination as the Master Servicer hereunder and the transfer of such records to a successor servicer and (ii) five years following the termination of the Trust Fund.

"Financial Market Publisher": [Blackrock Financial Management, Inc., Bloomberg Financial Markets, L.P., Trepp, LLC, Intex Solutions, Inc., Interactive Data Corporation, Markit LLC and Thompson Reuters Corporation] or any successor entities thereof.

"Fitch": Fitch Ratings, Inc. or its successor in interest. If neither such rating agency nor any successor remains in existence, "Fitch" shall be deemed to refer to such other nationally recognized statistical rating agency or other comparable Person reasonably designated by the Depositor, notice of which designation shall be given to the other parties hereto, and specific ratings of Fitch herein referenced shall be deemed to refer to the equivalent ratings of the party so designated.

"FNMA": The Federal National Mortgage Association or any successor thereto.

"Form 8-K": A current report on Form 8-K under the Exchange Act or such successor form as the Commission may specify from time to time.

"Form 8-K Disclosure Information": As defined in Section 10.09 of this Agreement.

"GACC": German American Capital Corporation, in its capacity as a Mortgage Loan Seller, and its successors in interest.

"GACC Indemnification Agreement": The agreement dated as of the Pricing Date, between GACC, the Depositor, the Underwriters and the Initial Purchasers.

"GACC Mortgage Loans": Each Mortgage Loan transferred and assigned to the Depositor pursuant to the GACC Purchase Agreement.

"GACC Purchase Agreement": The Mortgage Loan Purchase Agreement dated and effective as of the Closing Date, between GACC and the Depositor.

"Gain-on-Sale Proceeds": With respect to any Mortgage Loan (and with respect to any Non-Serviced Mortgage Loan only the *pro rata* share of such proceeds allocated to the Trust pursuant to the terms of the related Intercreditor Agreement) or Serviced Companion Loan, the excess of (i) Net Liquidation Proceeds of such Mortgage Loan, Serviced Companion Loan or related Serviced REO Property, over (ii) the amount that would have been received if a principal payment and all other amounts due in full had been made with respect to such Mortgage Loan or Serviced Companion Loan on the Due Date immediately following the date on which such proceeds were received.

"Gain-on-Sale Reserve Account": The segregated non-interest bearing trust account or sub-account created and maintained by the Certificate Administrator pursuant to Section 3.05(i) of this Agreement for the Certificateholders and, in the case of a Serviced Companion Loan, the Serviced Companion Loan Noteholders, which shall be entitled "[NAME OF CERTIFICATE ADMINISTRATOR], as Certificate Administrator, for the benefit of [NAME OF TRUSTEE], as Trustee, for the benefit of the Holders of [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates and, if applicable, Serviced Companion Loan Noteholders, Gain-on-Sale Reserve Account." The Gain-on-Sale Reserve Account must be an Eligible Account or a sub-account of an Eligible Account and will be an asset of the Lower-Tier REMIC.

"General Special Servicer": As defined in Section 3.22(h) of this Agreement.

"Global Certificates": Each of the Publicly Offered Global Certificates, Regulation S Global Certificates or Rule 144A Global Certificates if and so long as such class of Certificates is registered in the name of a nominee of the Depository.

"Grantor Trust": A segregated asset pool within the Trust Fund, which at all times shall be treated as a "grantor trust" under the Grantor Trust Provisions, consisting of (i) the

Class [A-M] Specific Grantor Trust Assets, beneficial ownership of which is represented by the Class [A-M] Certificates, (ii) the Class [B] Specific Grantor Trust Assets, beneficial ownership of which is represented by the Class [B] Certificates, (iii) the Class [C] Specific Grantor Trust Assets, beneficial ownership of which is represented by the Class [C] Certificates (iv) the Class [PEZ] Specific Grantor Trust Assets, beneficial ownership of which is represented by the Class [PEZ] Certificates and (v) the [ARD CLASS] Specific Grantor Trust Assets, beneficial ownership of which is represented by the [ARD CLASS] Certificates, in each case as further described in this Agreement.

"Grantor Trust Provisions": Subpart E of part I of subchapter J of the Code and Treasury Regulations Section 301.7701-4(c).

"Hazardous Materials": Any dangerous, toxic or hazardous pollutants, chemicals, wastes, or substances, including, without limitation, those so identified pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq., or any other environmental laws now existing, and specifically including, without limitation, asbestos and asbestos-containing materials, polychlorinated biphenyls ("PCBs"), radon gas, petroleum and petroleum products, urea formaldehyde and any substances classified as being "in inventory," "usable work in process" or similar classification which would, if classified as unusable, be included in the foregoing definition.

"Holder": With respect to any Certificate, a Certificateholder; with respect to any Loan Specific REMIC Regular Interest, Lower-Tier Regular Interest or Class [PEZ] Regular Interest, the Trustee.

"Indemnification Agreements": Each of the GACC Indemnification Agreement and the [MORTGAGE LOAN SELLER] Indemnification Agreement.

"Indemnified Party":   As defined in Section 8.05(d), Section 8.05(g) or Section 8.05(h), as applicable, of this Agreement, as the context requires.

"Indemnifying Party":   As defined in Section 8.05(d), Section 8.05(g) or Section 8.05(h), as applicable, of this Agreement, as the context requires.

"Independent": When used with respect to any specified Person, any such Person who (i) does not have any direct financial interest, or any material indirect financial interest, in any of the Depositor, the Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, any Directing Certificateholder, the Controlling Class Representative, the Operating Advisor, the Asset Representations Reviewer, any Borrower or Manager or any Affiliate thereof, and (ii) is not connected with any such Person thereof as an officer, employee, promoter, underwriter, trustee, partner, director or Person performing similar functions.

"Independent Contractor": Either (i) any Person that would be an "independent contractor" with respect to the applicable Trust REMIC within the meaning of Section 856(d)(3) of the Code if such Trust REMIC were a real estate investment trust (except that the ownership tests set forth in that section shall be considered to be met by any Person that owns, directly or indirectly, 35% or more of any Class or 35% or more of the aggregate value of all Classes of Certificates), provided that such Trust REMIC does not receive or derive any income from such

Person and the relationship between such Person and such Trust REMIC is at arm's length, all within the meaning of Treasury Regulations Section 1.856-4(b)(5) (except neither the Master Servicer nor the Special Servicer shall be considered to be an Independent Contractor under the definition in this clause (i) unless an Opinion of Counsel (at the expense of the party seeking to be deemed an Independent Contractor) addressed to the Master Servicer or the Special Servicer, as applicable, the Certificate Administrator and the Trustee has been delivered to the Certificate Administrator to that effect) or (ii) any other Person (including the Master Servicer and the Special Servicer) if the Master Servicer or the Special Servicer, as applicable, on behalf of itself, the Certificate Administrator and the Trustee has received an Opinion of Counsel (at the expense of the party seeking to be deemed an Independent Contractor) to the effect that the taking of any action in respect of any Serviced REO Property by such Person, subject to any conditions therein specified, that is otherwise herein contemplated to be taken by an Independent Contractor will not cause such Serviced REO Property to cease to qualify as "foreclosure property" within the meaning of Section 860G(a)(8) of the Code (determined without regard to the exception applicable for purposes of Section 860D(a) of the Code) or cause any income realized in respect of such Serviced REO Property to fail to qualify as Rents from Real Property (provided that such income would otherwise so qualify).

"Individual Certificate": Any Certificate in definitive, fully registered physical form without interest coupons.

"Initial Purchasers": Deutsche Bank Securities Inc., [NAMES OF OTHER INITIAL PURCHASERS] and their respective successors in interest.

"Initial Rate": The stated Mortgage Rate with respect to an ARD Loan as of the Cut-off Date.

"Initial Resolution Period": As defined in Section 2.03(e) of this Agreement.

"Institutional Accredited Investor": An institution that is an "accredited investor" within the meaning of Rule 501(a)(l), (2), (3) or (7) under the Act.

"Insurance Proceeds": Proceeds of any fire and hazard insurance policy, title policy or other insurance policy relating to a Mortgage Loan or Serviced Whole Loan (including any amounts paid by the Master Servicer pursuant to Section 3.08 of this Agreement).

"Intercreditor Agreement": With respect to any Whole Loan, the related intercreditor, co-lender or similar agreement in effect from time to time by and between (a) the holder of the related Mortgage Loan(s) and the holder of the related Subordinate Companion Loan(s) relating to the relative rights of such holders or (b) the holders of the related Mortgage Loan and the related Serviced Pari Passu Companion Loan(s) or Non-Serviced Pari Passu Companion Loan(s) relating to the relative rights of such holders. The intercreditor or co-lender agreements related to each of the [SERVICED LOAN] Whole Loan and the [NON-SERVICED LOAN] Whole Loan, shall each be an Intercreditor Agreement.

"Interest Accrual Amount": With respect to any Distribution Date and any Class of Regular Certificates (other than the [LOAN SPECIFIC CLASS] Certificates) or any Class [PEZ] Regular Interest, an amount equal to interest for the related Interest Accrual Period

accrued at the Pass-Through Rate for such Class or Class [PEZ] Regular Interest on the related Certificate Balance or Notional Amount, as applicable, outstanding immediately prior to such Distribution Date. Calculations of interest due in respect of such Classes of Regular Certificates (other than the [LOAN SPECIFIC CLASS] Certificates) and each Class [PEZ] Regular Interest shall be made on the basis of a 360-day year consisting of twelve 30-day months.

"Interest Accrual Period": With respect to each Class of Regular Certificates and each Class [PEZ] Regular Interest, for each Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs.

"Interest Deposit Amount": With respect to each of the [_____] mortgage loan and [_____] mortgage loan, each with an initial Due Date in [_____] 20[__], an amount equal to 31 days of interest at the related Mortgage Rate on the related Stated Principal Balance of such Mortgage Loan as of the Cut-off Date. Such amount shall, in the aggregate, be equal to $[_____].

"Interest Distribution Amount": With respect to any Distribution Date and with respect to each Class of Regular Certificates and each Class [PEZ] Regular Interest, an amount equal to (A) the sum of (i) the Interest Accrual Amount with respect to such Class or Class [PEZ] Regular Interest for such Distribution Date and (ii) the Class Interest Shortfall, if any, with respect to such Class or Class [PEZ] Regular Interest for such Distribution Date, less (B) any Excess Prepayment Interest Shortfall allocated to such Class or Class [PEZ] Regular Interest on such Distribution Date pursuant to Section 4.01(i).

"[INTEREST ONLY CLASS] Strip Rate": With respect to any Class of Class [__] Components for any Distribution Date, the (i) the WAC Rate for such Distribution Date over (ii) the Pass-Through Rate for the Corresponding Certificates.

"Interest Reserve Account": The segregated non-interest bearing trust account or sub-account created and maintained by the Certificate Administrator pursuant to Section 3.05(e) of this Agreement, which shall be entitled "[NAME OF CERTIFICATE ADMINISTRATOR], as Certificate Administrator, for the benefit of [NAME OF TRUSTEE], as Trustee, for the benefit of the Holders of [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates, Interest Reserve Account" and which must be an Eligible Account or a sub-account of an Eligible Account. The Interest Reserve Account shall be an asset of the Lower-Tier REMIC.

"Interested Person": As of any date of determination, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the Directing Certificateholder, any Companion Loan Holder, any Certificateholder, any Borrower, any Mortgage Loan Seller, any holder of a related mezzanine loan, any Manager, any Independent Contractor engaged by the Special Servicer pursuant to Section 3.15 of this Agreement, or any Person known to a Servicing Officer of the Special Servicer to be an Affiliate of any of them.

"Inquiries": As defined in Section 4.02(c) of this Agreement.

"Investment": Any direct or indirect ownership interest in any security, note or other financial instrument related to the Certificates or issued or executed by a Borrower, a loan directly or indirectly secured by any of the foregoing or a hedging transaction (however structured) that references or relates to any of the foregoing.

"Investment Account": As defined in Section 3.07(a) of this Agreement.

"Investment Decisions": Investment, trading, lending or other financial decisions, strategies or recommendations with respect to Investments, whether on behalf of the Master Servicer or any Affiliate thereof, any Special Servicer or any Affiliate thereof, the Operating Advisor or any Affiliate thereof, the Asset Representations Reviewer or any Affiliate thereof, the Certificate Administrator or any Affiliate thereof, or the Trustee or any Affiliate thereof, as applicable, or any Person on whose behalf the Master Servicer or any Affiliate thereof, any Special Servicer or any Affiliate thereof, the Operating Advisor or any Affiliate thereof, the Asset Representations Reviewer or any Affiliate thereof, the Certificate Administrator or any Affiliate thereof, or the Trustee or any Affiliate thereof, as applicable, has discretion in connection with Investments.

"Investment Representation Letter": As defined in Section 5.02(c)(i)(A) of this Agreement.

"Investor Certification": A certificate (which may be in electronic form) substantially in the form of Exhibit L-1 to this Agreement or in the form of an electronic certification contained on the Certificate Administrator's Website. The Certificate Administrator may require that Investor Certifications are resubmitted from time to time in accordance with its policies and procedures.

"Investor Q&A Forum": As defined in Section 4.02(c) of this Agreement.

"Investor Registry": As defined in Section 4.02(d) of this Agreement.

"IO Group YM Distribution Amount": As defined in Section 4.01(d) of this Agreement.

"IRS": The Internal Revenue Service.

"KBRA": Kroll Bond Rating Agency, Inc., or its successor in interest. If neither such rating agency nor any successor remains in existence, "KBRA" shall be deemed to refer to such other nationally recognized statistical rating agency or other comparable Person reasonably designated by the Depositor, notice of which designation shall be given to the other parties hereto, and specific ratings of KBRA herein referenced shall be deemed to refer to the equivalent ratings of the party so designated.

"Late Collections": With respect to any Mortgage Loan or Serviced Whole Loan, all amounts received thereon during any Collection Period (or the related grace period), whether as payments, Insurance Proceeds, Condemnation Proceeds, Liquidation Proceeds or otherwise, which represent late payments or collections of principal or interest due in respect of such Mortgage Loan or Serviced Whole Loan (without regard to any acceleration of amounts due

thereunder by reason of default) on a Due Date in a previous Collection Period and not previously recovered. With respect to any REO Loan, all amounts received in connection with the related REO Property during any Collection Period (including any grace period applicable under the original Mortgage Loan or Serviced Whole Loan), whether as Insurance Proceeds, Condemnation Proceeds, Liquidation Proceeds, REO Proceeds or otherwise, which represent late collections of principal or interest due or deemed due in respect of such REO Loan or the predecessor Mortgage Loan or Serviced Whole Loan (without regard to any acceleration of amounts due under the predecessor Mortgage Loan or Serviced Whole Loan by reason of default) on a Due Date in a previous Collection Period and not previously recovered. The term "Late Collections" shall specifically exclude Penalty Charges.

"Liquidation Expenses": All customary, reasonable and necessary "out of pocket" costs and expenses incurred by the Master Servicer, the Special Servicer, the Certificate Administrator and the Trustee in connection with the liquidation of any Mortgage Loan or Serviced Whole Loan or the liquidation of a Serviced REO Property or the sale of any Mortgage Loan or Serviced Whole Loan pursuant to Section 3.16 or Section 9.01 of this Agreement (including, without limitation, legal fees and expenses, committee or referee fees, and, if applicable, brokerage commissions, and conveyance taxes).

"Liquidation Fee": A fee payable to the Special Servicer (i) with respect to each Specially Serviced Loan or Serviced REO Loan or (ii) with respect to each Mortgage Loan repurchased by a Mortgage Loan Seller (except as specified in the following paragraph), or any Liquidation Proceeds with respect thereto (in any case, other than amounts for which a Workout Fee has been paid, or will be payable), equal to:

    (a)   the lesser of:

        (i)   the product of [___]% and the proceeds of such full, partial or discounted payoff or the Net Liquidation Proceeds related to such liquidated or repurchased Mortgage Loan or Specially Serviced Loan, as the case may be, in each case exclusive of any portion of such payoff or Net Liquidation Proceeds that represents Penalty Charges;

        (ii) $[___]; and

        (iii)   any applicable cap pursuant to Section 3.12(c) of this Agreement.

    (b)   with respect to any particular liquidation (or partial liquidation), as reduced by the amount of any and all related Offsetting Modification Fees received by the Special Servicer as additional servicing compensation relating to such Specially Serviced Loan, Serviced REO Loan or Mortgage Loan;

provided that if a Mortgage Loan or Serviced Whole Loan becomes a Specially Serviced Loan only because of an event described in clause (a) of the definition of "Specially Serviced Loan" and the related Liquidation Proceeds are received within 3 months following the related maturity date as a result of the related Mortgage Loan being refinanced or otherwise repaid in full, the Special Servicer shall not be entitled to collect a Liquidation Fee out of the proceeds received in connection with such liquidation if such fee would reduce the amount available for distributions

to Certificateholders, but the Special Servicer may collect from the related Borrower and retain (x) a liquidation fee, (y) such other fees as are provided for in the related Loan Documents and (z) other appropriate fees in connection with such liquidation.

No Liquidation Fee shall be payable:

(a) with respect to clause (v) of the definition of Liquidation Proceeds;

(b) with respect to any existing mezzanine indebtedness or any mezzanine indebtedness that may exist on a future date, in connection with the purchase of the related Mortgage Loan by a mezzanine lender if the purchase of the Mortgage Loan occurred within 90 days after the first time that such holder's option to purchase such Mortgage Loan becomes exercisable; provided, that even if the purchase occurs before such expiration the Liquidation Fee shall be payable to the extent paid by, and collected from, the related Borrower or the related mezzanine lender.

(c) in the case of a repurchase or replacement of a Mortgage Loan (other than an REO Loan) by the applicable Mortgage Loan Seller pursuant to the related Mortgage Loan Purchase Agreement, if the applicable Mortgage Loan Seller repurchases or replaces such Mortgage Loan within the Initial Resolution Period (and giving effect to any applicable Resolution Extension Period);

(d) with respect to any Serviced Companion Loan that is the subject of an Other Securitization, to the Special Servicer under this Agreement in connection with (A) a repurchase or replacement of such Serviced Companion Loan by the applicable Mortgage Loan Seller due to a breach of a representation or warranty or a document defect under the related mortgage loan purchase agreement related to the Other Pooling and Servicing Agreement prior to the expiration of the cure period (including any applicable extension thereof) set forth therein or (B) a purchase of the Serviced Companion Loan pursuant to a clean-up call or similar liquidation under the related Other Pooling and Servicing Agreement;

(e) in connection with the purchase of any Defaulted Mortgage Loan by the Special Servicer or any Affiliate thereof or the Directing Certificateholder or any Affiliate thereof if such purchase occurred within 90 days after the transfer of the Defaulted Mortgage Loan to special servicing; and

(f) in connection with a Loss of Value Payment by a Mortgage Loan Seller, if the applicable Mortgage Loan Seller makes such Loss of Value Payment within the Initial Resolution Period (and giving effect to any applicable extension period beyond the end of the Initial Resolution Period set forth in Section 2.03(e) of this Agreement); and

(g) with respect to a Whole Loan, in the case of clause (vii) of the definition of Liquidation Proceeds, the purchase of such Mortgage Loan by the holder of the related Serviced Companion Loan pursuant to the related Intercreditor Agreement prior to the expiration of the first purchase option to occur as set forth in the related Intercreditor Agreement (up to 90 days) or if such Intercreditor Agreement does not specify a time period, within 90 days after the date the purchase option first becomes exercisable; provided, that even if the purchase occurs before

such expiration the Liquidation Fee shall be payable to the extent paid by, and collected from, the related Borrower or the related mezzanine lender.

"Liquidation Proceeds": Cash amounts (other than Insurance Proceeds and Condemnation Proceeds and REO Proceeds) received by or paid to the Master Servicer or the Special Servicer in connection with: (i) the liquidation of a Mortgaged Property or other collateral constituting security for a Defaulted Mortgage Loan, through trustee's sale, foreclosure sale, disposition of REO Property or otherwise, exclusive of any portion thereof required to be released to the related Borrower in accordance with applicable law and the terms and conditions of the related Mortgage Note and Mortgage; (ii) the realization upon any deficiency judgment obtained against a Borrower; (iii) the sale of a Defaulted Mortgage Loan; (iv) the repurchase of a Mortgage Loan (or related REO Loan) by the applicable Mortgage Loan Seller pursuant to the related Mortgage Loan Purchase Agreement; (v) the purchase of all the Mortgage Loans and all property acquired in respect of any Mortgage Loan by the Sole Certificateholder, the Certificateholder owning a majority of the Percentage Interests in the Controlling Class, the Special Servicer or the Master Servicer pursuant to Section 9.01 of this Agreement; (vi) in the case of an AB Whole Loan, the purchase of the AB Mortgage Loan by a majority of the Percentage Interest of the related Loan Specific Certificates; (vii) with respect to any existing mezzanine indebtedness or any mezzanine indebtedness that may exist on a future date, the purchase of the related Mortgage Loan by a mezzanine lender; (viii) in the case of a Mortgage Loan that is part of a Whole Loan, the purchase of such Mortgage Loan by a related Companion Loan Noteholder, or the applicable designee, as applicable, pursuant to the related Intercreditor Agreement; or (ix) the transfer of any Loss of Value Payments from the Loss of Value Reserve Fund to the Collection Account in accordance with Section 3.06(e) of this Agreement (provided that, for the purpose of determining the amount of the Liquidation Fee (if any) payable to the Special Servicer in connection with such Loss of Value Payment, the full amount of such Loss of Value Payment shall be deemed to constitute "Liquidation Proceeds" from which the Liquidation Fee (if any) is payable as of such time such Loss of Value Payment is made by the applicable Mortgage Loan Seller). With respect to the Mortgaged Property or Mortgaged Properties securing any Non-Serviced Mortgage Loan or Non-Serviced Companion Loan, only the portion of such amounts payable to the holder of the related Non-Serviced Mortgage Loan will be included in Liquidation Proceeds.

"Loan Agreement": With respect to any Mortgage Loan or Serviced Whole Loan, the loan agreement, if any, between the related Originator and the Borrower, pursuant to which such Mortgage Loan was made.

"Loan Documents": With respect to any Mortgage Loan or Serviced Whole Loan, the documents executed or delivered in connection with the origination or any subsequent modification of such Mortgage Loan or Serviced Whole Loan or subsequently added to the related Mortgage File.

"Loan Number": With respect to any Mortgage Loan, the loan number by which such Mortgage Loan was identified on the books and records of the Depositor or any sub-servicer for the Depositor, as set forth in the Mortgage Loan Schedule.

"Loan Specific Available Funds": With respect to the Class [LOAN-SPECIFIC] Certificates, the Trust Subordinate Companion Loan and any Distribution Date, the aggregate

amount to the extent on deposit in the Collection Account on such Distribution Date, of all cash received on or in respect of the Trust Subordinate Companion Loan (including Liquidation Proceeds and any Purchase Price proceeds received as a result of a purchase of the related Trust Subordinate Companion Loan) and that was paid to the Trust as the holder of the related Trust Subordinate Companion Loan in accordance with the terms of the related Intercreditor Agreement and this Agreement or otherwise, in each case, as of the related P&I Advance Date, exclusive of (without duplication):

(a)   all amounts permitted to be used to reimburse the Master Servicer, the Special Servicer or the Trustee, as applicable, for previously unreimbursed Advances and Workout-Delayed Reimbursement Amounts and interest thereon;

(b)   the aggregate amount of the Master Servicing Fee, the Certificate Administrator/Trustee Fee, the Operating Advisor Fee, the Special Servicing Fee, the CREFC® Intellectual Property Royalty License Fee, fees for primary servicing functions, Net Prepayment Interest Excess, Net Default Interest, late payment fees (to the extent not applied to the reimbursement of Advance Interest Amounts and/or Additional Trust Fund Expenses as provided in Section 3.06 of this Agreement), Workout Fees, Liquidation Fees, Assumption Fees, Modification Fees, loan service transaction fees, demand fees, beneficiary statement charges and similar fees on the AB Whole Loan (which the Master Servicer or the Special Servicer is entitled to retain as Servicing Compensation or Special Servicing Compensation, respectively), together with interest on Advances to the extent provided herein, and reinvestment earnings on payments received with respect to the AB Whole Loan (that the Master Servicer or the Special Servicer are entitled to receive as additional servicing compensation), in each case in respect of such Distribution Date;

(c)   all amounts representing scheduled Periodic Payments due after the related Due Date;

(d)   that portion of Net Liquidation Proceeds, Net Insurance Proceeds and Net Condemnation Proceeds with respect to the AB Whole Loan which represents any unpaid Servicing Fee, Servicing Compensation, Special Servicing Compensation, Certificate Administrator/Trustee Fee, CREFC® Intellectual Property Royalty License Fee and the Operating Advisor Fee with respect to the AB Whole Loan, to which the Master Servicer, the Special Servicer, any sub-servicer, the Certificate Administrator, the Trustee, CREFC® and/or the Operating Advisor are entitled;

(e)   all amounts representing certain fees and expenses, including indemnity amounts, reimbursable or payable to the Master Servicer, the Special Servicer, the Certificate Administrator (in all of its capacities under this Agreement), the Operating Advisor, the Asset Representations Reviewer or the Trustee (in all of its capacities under this Agreement) with respect to the AB Whole Loan and other amounts permitted to be retained by the Master Servicer or withdrawn by the Master Servicer from the related Collection Account to the extent expressly set forth in this Agreement (including, without limitation, as provided in Section 3.06 of this Agreement and including any indemnities provided for herein), including interest thereon as expressly provided in this Agreement;

(f)   any interest or investment income on funds on deposit in the related Serviced Whole Loan Collection Account or any interest on Permitted Investments in which such funds may be invested;

(g)   all amounts received if the AB Whole Loan was previously purchased, repurchased or replaced from the Trust Fund pursuant to Section 2.03(e), Section 3.16 or Section 9.01 of this Agreement or a Mortgage Loan Purchase Agreement during the related Collection Period and subsequent to the date as of which the AB Whole Loan was purchased, repurchased or replaced;

(h)   any amounts deposited in the related Serviced Whole Loan Collection Account, the Lower-Tier Distribution Account or the Upper-Tier Distribution Account in respect of the Trust Subordinate Companion Loan in error; and

(i)   the amount reasonably determined by the Certificate Administrator to be necessary to pay any applicable federal, state or local taxes imposed on the Loan Specific REMIC, the Upper-Tier REMIC or the Lower-Tier REMIC under the circumstances and to the extent described in Section 4.05 of this Agreement.

"Loan Specific Certificates": The [LOAN SPECIFIC CLASS] Certificates.

"[LOAN SPECIFIC CLASS] Certificate": Any one of the Certificates with a "[LOAN SPECIFIC CLASS]" designation on the face thereof, executed and authenticated by the Certificate Administrator or the Authenticating Agent on behalf of the Depositor in substantially the form of the Exhibit set forth next to such Class in the Table of Exhibits of this Agreement.

"[LOAN SPECIFIC CLASS] Net Rate": A *per annum* rate equal to [_____]%.

"[LOAN SPECIFIC CLASS] Pass-Through Rate": A per annum rate equal to LIBOR plus [_____]%.

"[LOAN SPECIFIC CLASS]-NP Regular Interest": An uncertificated regular interest in the Loan Specific REMIC that (i) corresponds to the Trust Subordinate Companion Loan, (ii) is held as an asset of the Lower-Tier REMIC and (iii) has the original Loan Specific REMIC Principal Balance as set forth in the Preliminary Statement hereto and bears interest at the Trust Subordinate Companion Loan Component Rate.

"[LOAN SPECIFIC CLASS]-P Regular Interest": An uncertificated regular interest in the Loan Specific REMIC that (i) corresponds to the AB Mortgage Loan, (ii) is held as an asset of the Lower-Tier REMIC and (iii) has the original Loan Specific REMIC Principal Balance set forth in the Preliminary Statement hereto and bears interest at the AB Mortgage Loan Component Rate.

"[LOAN SPECIFIC CLASS]-R Interest": The sole class of "residual interest" in the Loan Specific REMIC, which will be represented by the Class R Certificates.

"Loan Specific Control Appraisal Event": With respect to the [LOAN SPECIFIC CLASS] Certificates, at any time (i) the initial Certificate Balance of the [LOAN SPECIFIC

CLASS] Certificates, as reduced by any payments of principal (whether as scheduled amortization, principal prepayments or otherwise) allocated to the [LOAN SPECIFIC CLASS] Certificates and any Appraisal Reduction Amounts and Realized Losses allocated to the [LOAN SPECIFIC CLASS] Certificates, is less than 25% of the initial Certificate Balance of the [LOAN SPECIFIC CLASS] Certificates, as reduced by any payments of principal (whether as scheduled amortization, principal prepayments or otherwise allocated to the [LOAN SPECIFIC CLASS] Certificates) or (ii) any of the [LOAN SPECIFIC CLASS] Certificates is held by the related Borrower or an Affiliate thereof.

"Loan Specific Directing Certificateholder": With respect to any Serviced Whole Loan, the "Controlling Holder", the "Directing Certificateholder", "Directing Lender" or any analogous concept set forth under the related Intercreditor Agreement. With respect to the Serviced Whole Loans, the Controlling Class Representative shall be the Loan Specific Directing Certificateholder.

With respect to each AB Whole Loan other than an AB Whole Loan as to which an AB Control Appraisal Period has occurred and is continuing, the "Loan Specific Directing Certificateholder" will be the [LOAN SPECIFIC CLASS] Certificates; provided that an AB Control Appraisal Period has not occurred and is continuing.

The rights of the holders of a Trust Subordinate Companion Loan to act as the Loan Specific Directing Certificateholder will be exercisable by the holders of majority of the related Class of Loan Specific Certificates.

"Loan Specific Excess Prepayment Interest Shortfall": As defined in Section 4.05 of this Agreement.

"Loan Specific Interest Accrual Amount": With respect to any Distribution Date and the [LOAN SPECIFIC CLASS] Certificates, an amount equal to interest for the related Interest Accrual Period at the Pass-Through Rate for such Class on the related Certificate Balance outstanding immediately prior to such Distribution Date *minus* the amount of the Loan Specific Excess Prepayment Interest Shortfall allocated to such Class with respect to such Distribution Date. Calculations of interest due in respect of the [LOAN SPECIFIC CLASS] Certificates shall be computed on the basis of a 360-day year consisting of twelve 30-day months.

"Loan Specific Principal Distribution Amount": For any Distribution Date and in each case only to the extent of Loan Specific Available Funds, an amount equal to (i) the sum of (without duplication):

(a)   the principal component of all scheduled Periodic Payments (other than Balloon Payments) due on the Trust Subordinate Companion Loan on the related Due Date (if received during the related Collection Period);

(b)   the principal component of all Assumed Scheduled Payments due on the related Due Date (if received during the related Collection Period or advanced) with respect to the Trust Subordinate Companion Loan, if delinquent in respect of its Balloon Payment;

(c)   the principal portion of any amount received if the Trust Subordinate Companion Loan was, during the related Collection Period, repurchased from the Trust Fund in connection with a Breach or Defect pursuant to Section 2.03, purchased pursuant to Section 3.16, or purchased from the Trust Fund pursuant to Section 9.01 of this Agreement;

(d)   the principal portion of Unscheduled Payments if the AB Whole Loan was liquidated during the related Collection Period;

(e)   the principal component of all Balloon Payments and any other principal payment on the Trust Subordinate Companion Loan received on or after the Maturity Date of the AB Whole Loan, to the extent received during the related Collection Period;

(f)   all other Principal Prepayments allocable to the Trust Subordinate Companion Loan received in the related Collection Period; and

(g)   any other full or partial recoveries in respect of principal allocable to the Trust Subordinate Companion Loan, including Insurance Proceeds, Liquidation Proceeds and Net REO Proceeds received in the related Collection Period (net of any related outstanding P&I Advances allocable to principal, but including any amount related to the Loss of Value Payments to the extent that such amount was transferred into the Collection Account pursuant to Section 3.05 during the related Collection Period);

as reduced by (ii) any (1) Nonrecoverable Advances plus interest on such Nonrecoverable Advances that are paid or reimbursed from principal collections on the Trust Subordinate Companion Loan, in a period during which such principal collections would have otherwise been included in the Loan Specific Principal Distribution Amount for such Distribution Date and (2) Workout-Delayed Reimbursement Amounts that were paid or reimbursed from principal collections on the Trust Subordinate Companion Loan, in a period during which such principal collections would have otherwise been included in the Loan Specific Principal Distribution Amount for such Distribution Date (provided, that, in the case of clauses (1) and (2) above, if any of the amounts that were reimbursed from principal collections on the Trust Subordinate Companion Loan are subsequently recovered, such recovery will increase the Loan Specific Principal Distribution Amount for the Distribution Date related to the period in which such recovery occurs).

The principal component of the amounts set forth above shall be determined in accordance with Section 1.02 of this Agreement.

"Loan Specific Realized Losses": With respect to any Distribution Date, the amount, if any, by which (i) the Certificate Balance of the [LOAN SPECIFIC CLASS] Certificates after giving effect to distributions of principal on such Distribution Date exceeds (ii) the aggregate Stated Principal Balance of the AB Whole Loan (for purposes of this calculation only, the Stated Principal Balance will not be reduced by the amount of principal payments received on the AB Whole Loan that were used to reimburse the Master Servicer or the Trustee for Workout-Delayed Reimbursement Amounts, to the extent those amounts are not otherwise determined to be Nonrecoverable Advances) immediately following the Determination Date preceding such Distribution Date.

"Loan Specific REMIC": The segregated pool of assets subject hereto constituting a portion of the primary trust created hereby and to be administered hereunder with respect to which a separate REMIC election is to be made and consisting of: (i) the AB Whole Loan as from time to time subject to this Agreement and all payments under and proceeds of the AB Whole Loan received after the Cut-off Date, together with all documents included in the related Mortgage File; (ii) any REO Property related to the AB Whole Loan; and (iii) proceeds of the foregoing in the applicable Collection Account, the Loan Specific REMIC Distribution Account and the REO Account.

"Loan Specific REMIC Distribution Account": The segregated non-interest bearing trust account or sub-account created and maintained by the Certificate Administrator pursuant to Section 3.05(b), which shall be entitled "[_____], as Certificate Administrator, in trust for Holders of Deutsche Mortgage & Asset Receiving Corporation, [_____] Mortgage Trust Commercial Mortgage Pass-Through Certificates, Loan Specific REMIC Distribution Account" and which must be an Eligible Account or a sub-account of an Eligible Account. The Loan Specific REMIC Distribution Account shall be an asset of the Loan Specific REMIC.

"Loan Specific REMIC Principal Balance": The principal amount of each Loan Specific REMIC Regular Interest outstanding as of any date of determination. As of the Closing Date, the Loan Specific REMIC Principal Balance of each Loan Specific REMIC Regular Interest shall equal the original Loan Specific REMIC Principal Balance set forth in the Preliminary Statement hereto. On each Distribution Date, the Loan Specific REMIC Principal Balance of the Loan Specific REMIC Regular Interests shall be permanently reduced by all distributions of principal deemed to have been made in respect of the Loan Specific REMIC Regular Interests on such Distribution Date pursuant to Section 4.01A(a), and shall be further permanently reduced on such Distribution Date by all Loan Specific Realized Losses and Additional Trust Fund Expenses deemed to have been allocated thereto on such Distribution Date pursuant to this Agreement.

"Loan Specific REMIC Regular Interests": Collectively, the [LOAN SPECIFIC CLASS]-P Regular Interest and the [LOAN SPECIFIC CLASS]-NP Regular Interest.

"Lock-Box Account": With respect to any Mortgaged Property, if applicable, any account created pursuant to the related Loan Documents to receive revenues therefrom. Any Lock-Box Account shall be beneficially owned for federal income tax purposes by the Person who is entitled to receive the reinvestment income or gain thereon in accordance with the terms and provisions of the related Mortgage Loan or Serviced Whole Loan and Section 3.07 of this Agreement, which Person shall be taxed on all reinvestment income or gain thereon. The Master Servicer shall be permitted to make withdrawals therefrom for deposit into the related Cash Collateral Accounts in accordance with the terms of the related Mortgage Loan or Serviced Whole Loan.

"Lock-Box Agreement": With respect to any Mortgage Loan or Serviced Whole Loan, the lock-box agreement, if any, between the related Originator and the Borrower, pursuant to which the related Lock-Box Account, if any, may have been established.

"Loss of Value Payment": As defined in Section 2.03(e) of this Agreement.

"Loss of Value Reserve Fund": The "outside reserve fund" (within the meaning of Treasury Regulations Section 1.860G-2(h)) designated as such pursuant to Section 3.05(d) of this Agreement. The Loss of Value Reserve Fund will be part of the Trust Fund but not part of the Grantor Trust or any Trust REMIC.

"Lower-Tier Distribution Account": The segregated non-interest bearing trust account or sub-account created and maintained by the Certificate Administrator pursuant to Section 3.05(b) of this Agreement, which shall be entitled "[NAME OF CERTIFICATE ADMINISTRATOR], as Certificate Administrator, for the benefit of [NAME OF TRUSTEE], as Trustee, for the benefit of the Holders of [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates, Lower-Tier Distribution Account" and which must be an Eligible Account or a sub-account of an Eligible Account. The Lower-Tier Distribution Account shall be an asset of the Lower-Tier REMIC.

"Lower-Tier Distribution Amount": As defined in Section 4.01(a).

"Lower-Tier Principal Balance": With respect to any Class of Lower-Tier Regular Interest, initially will equal the original principal balance set forth in the Preliminary Statement herein, and from time to time will equal such amount reduced by (i) in the case of any Pooled Lower-Tier Regular Interest, the amount of distributions of the Lower-Tier Distribution Amount allocable to principal and Realized Losses or Loan Specific Realized Losses, as applicable, allocable thereto in all prior periods as described in Section 4.01(f) of this Agreement and (ii) in the case of the Class L[___] Interest, the amount of distributions of the Loan Specific Available Funds allocable to principal and Loan Specific Realized Losses allocable thereto in all prior periods as described in Section 4.01(f) hereof, such that at all times the Lower-Tier Principal Balance of a Lower-Tier Regular Interest shall equal the Certificate Balance of the Corresponding Certificates.

"Lower-Tier Regular Interests": The Class [__] Interest, the Class [__] Interest, the Class [__] Interest, the Class [__] Interest, the Class [__] Interest, the Class [__] Interest, the Class [__] Interest, the Class [__] Interest, the Class [__] Interest, the Class [__] Interest, the Class [__] Interest, the Class [__] Interest and the Class [LOAN SPECIFIC CLASS] Interest issued by the Lower-Tier REMIC and held by the Trustee as assets of the Upper-Tier REMIC. Each Lower-Tier Regular Interest (i) is designated as a "regular interest" in the Lower-Tier REMIC, (ii) relates to its Corresponding Certificates and Corresponding Class X Component, (iii) is uncertificated, (iv) has an initial Lower-Tier Principal Balance as set forth in the Preliminary Statement herein, (v) has a Pass-Through Rate equal to (A) other than the Class L[LOAN SPECIFIC INTEREST] Interest, the WAC Rate and (B) in the case of a the Class L[LOAN SPECIFIC INTEREST] Interest, the related Loan Specific Certificate Pass-Through Rate, (vi) has a "latest possible maturity date," within the meaning of Treasury Regulations Section 1.860G-1(a), that is the Rated Final Distribution Date and (vii) is entitled to the distributions in the amounts and at the times specified in Section 4.01(d) and Section 4.01A, as applicable, of this Agreement.

"Lower-Tier REMIC": A segregated asset pool within the Trust Fund consisting of the Mortgage Loans (exclusive of Excess Interest, the AB Mortgage Loan [and the Mortgage Loan Seller Strip]), the Loan Specific REMIC Regular Interests, collections thereon, the Trust's interest in any REO Property acquired in respect thereof, amounts related thereto held from time

to time in the Collection Account and the Lower-Tier Distribution Account, the REO Account (to the extent of the Trust Fund's interest therein), related amounts in the Interest Reserve Account, amounts held from time to time and the Gain-on-Sale Reserve Account (to the extent of the Trust Fund's interest therein) in respect thereof and all other property included in the Trust Fund (other than the Loss-of-Value Reserve Fund [and the Mortgage Loan Seller Strips]) that is not in the Loan Specific REMIC, the Upper-Tier REMIC or the Grantor Trust.

"MAI": Member of the Appraisal Institute.

"Major Decision": Shall mean any of the following:

(a)   any proposed or actual foreclosure upon or comparable conversion (which may include acquisitions of an REO Property) of the ownership of properties securing such of the Mortgage Loans (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loans as come into and continue in default;

(b)   any modification, consent to a modification or waiver of a monetary term (other than late payment charges or Default Interest) or material non-monetary term (including, without limitation, the timing of payments and acceptance of discounted payoffs but excluding the timing or acceptance related to late payment charges or Default Interest) of a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan or any extension of the Maturity Date of any Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan;

(c)   any sale of a Defaulted Mortgage Loan (that is not a Non-Serviced Mortgage Loan), an REO Property (in each case, other than in connection with the termination of the Trust Fund) or a Defaulted Mortgage Loan that is a Non-Serviced Mortgage Loan that the Special Servicer is permitted to sell in accordance with the proviso in Section 3.16(b) of this Agreement, in each case for less than the applicable Purchase Price;

(d)   any determination to bring an REO Property into compliance with applicable environmental laws or to otherwise address Hazardous Materials located at an REO Property;

(e)   requests for property releases or substitutions, other than (i) grants of easements or rights of way that do not materially affect the use or value of a Mortgaged Property or the Mortgagor's ability to make any payments with respect to a Mortgage Loan [(other than the Non-Serviced Mortgage Loan)] or any Serviced Whole Loan, (ii) release of non-material parcels of a Mortgaged Property (including, without limitation, any such releases (A) to which the related Mortgage Loan documents expressly require the mortgagee thereunder to make such releases upon the satisfaction of certain conditions (and the conditions to the release that are set forth in the related Mortgage Loan documents do not include the approval of the lender or the exercise of lender discretion (other than confirming the satisfaction of the other conditions to the release set forth in the related Mortgage Loan documents that do not include any other approval or exercise)) and such release is made as required by the related Mortgage Loan documents or (B) that are related to any condemnation action that is pending, or threatened in writing, and

would affect a non-material portion of the Mortgaged Property), or (iii) the release of collateral securing any Mortgage Loan in connection with a defeasance of such collateral;

(f)   any waiver of a "due-on-sale" or "due-on-encumbrance" clause with respect to a Mortgage Loan or Serviced Whole Loan or any consent to such waiver or consent to a transfer of the Mortgaged Property or direct or indirect interests in the Borrower (including any interests in any applicable mezzanine borrower) or consent to the incurrence of additional debt, other than any such transfer or incurrence of debt as may be effected without the consent of the lender under the related loan agreement;

(g)   any property management company changes for which the lender is required to consent or approve under the Loan Documents (with respect to a Mortgage Loan or Serviced Whole Loan with a Stated Principal Balance greater than $2,500,000 or where the successor property manager is affiliated with the Borrower) or franchise changes with respect to a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan for which the lender is required to consent or approve under the Loan Documents;

(h)   releases of any escrows, reserve accounts or letters of credit held as performance escrows or reserves other than those required pursuant to the specific terms of the related Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan and for which there is no material lender discretion;

(i)   any acceptance of an assumption agreement releasing a Borrower from liability under a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan other than pursuant to the specific terms of such Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan and for which there is no lender discretion;

(j)   any determination of an Acceptable Insurance Default;

(k)   the determination of the Special Servicer pursuant to clause (c) or clause (g) of the definition of "Specially Serviced Loan";

(l)   any acceleration of a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan following a default or an event of default or any initiation of judicial, bankruptcy or similar proceedings under the related Loan Documents or with respect to the related mortgagor or Mortgaged Property; and

(m)   any modification, waiver or amendment of an intercreditor agreement, co-lender agreement, participation agreement or similar agreement with any mezzanine lender, holder of a Companion Loan or other subordinate debt holder related to a Mortgage Loan or Serviced Whole Loan, or an action to enforce rights with respect thereto, in each case, in a manner that materially and adversely affects the holders of the Control Eligible Certificates.

For the avoidance of doubt, the Master Servicer and the Special Servicer (each in such capacity) shall not make or be obligated to make any Major Decisions with respect to any

Non-Serviced Mortgage Loans and the Controlling Class Representative shall have no consent and/or consultation rights regarding Major Decisions with respect to any Non-Serviced Mortgage Loans under this Agreement.

With respect to any Serviced Whole Loan, for so long as the holder of the related Serviced Companion Loan is the "Controlling Holder", the "Directing Certificateholder", "Directing Lender" or any analogous concept under the related Intercreditor Agreement, then with respect to such Serviced Whole Loan, the term "Major Decision" shall mean "Major Decision", "Major Action" or any analogous concept under the related Intercreditor Agreement.

"Majority Affirmative Asset Review Vote": With respect to any Affirmative Asset Review Vote, an Affirmative Asset Review Vote in which a majority of the outstanding aggregate Voting Rights affirmatively votes to authorize an Asset Review.

"Management Agreement": With respect to any Mortgage Loan or Serviced Whole Loan, the Management Agreement, if any, by and between the Manager and the related Borrower, or any successor Management Agreement between such parties.

"Manager": With respect to any Mortgage Loan or Serviced Whole Loan, any property manager for the related Mortgaged Properties.

"Master Servicer": [NAME OF MASTER SERVICER], or its successor in interest, or any successor master servicer appointed as provided herein.

"Master Servicer Remittance Date": With respect to any Distribution Date, the Business Day preceding such Distribution Date.

"Master Servicer Servicing Personnel": The divisions and individuals of the Master Servicer who are involved in the performance of the duties of the Master Servicer under this Agreement.

"Master Servicer Termination Event": As defined in Section 7.01(a) of this Agreement.

"Master Servicer Website": Shall mean the internet website maintained by the Master Servicer; initially located at "*[NAME OF WEBSITE]*".

"Master Servicing Fee": With respect to each Mortgage Loan or Serviced Pari Passu Companion Loan and for any Distribution Date, an amount per interest accrual period related to such Mortgage Loan or Serviced Pari Passu Companion Loan equal to the product of (i) the respective Master Servicing Fee Rate (adjusted to a monthly rate) and (ii) the Stated Principal Balance of such Mortgage Loan or Serviced Pari Passu Companion Loan as of the Due Date in the immediately preceding Collection Period (without giving effect to payments of principal on such Mortgage Loan or Serviced Pari Passu Companion Loan on such Due Date).

"Master Servicing Fee Rate": With respect to each Mortgage Loan, the rate *per annum* set forth on Exhibit B to this Agreement.

"Material Breach": As defined in Section 2.03(e) of this Agreement.

"Material Defect": As defined in Section 2.03(e) of this Agreement.

"Maturity Date": With respect to any Mortgage Loan or Serviced Companion Loan as of any date of determination, the date on which the last payment of principal is due and payable under the related Mortgage Note, after taking into account all Principal Prepayments received prior to such date of determination, but without giving effect to (i) any acceleration of the principal of such Mortgage Loan or Serviced Companion Loan by reason of default thereunder or (ii) any grace period permitted by the related Mortgage Note.

"Modification Fees": With respect to any Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Companion Loan, any and all fees with respect to a modification, restructure, extension, waiver or amendment that modifies, restructures, extends, amends or waives any term of the related Loan Documents (as evidenced by a signed writing) agreed to by the Master Servicer or the Special Servicer (other than all Assumption Fees, consent fees, assumption application fees, defeasance fees and fees similar to the foregoing). For the avoidance of doubt, Special Servicing Fees, Workout Fees and Liquidation Fees due to the Special Servicer in connection with a modification, restructure, extension, waiver or amendment shall not be considered Modification Fees. For each modification, restructure, extension, waiver or amendment in connection with working out of a Specially Serviced Loan, the Modification Fees collected from the related Borrower shall be subject to a cap of [1.0]% of the outstanding principal balance of such Mortgage Loan or Serviced Companion Loan on the closing date of the related modification, restructure, extension, waiver or amendment (prior to giving effect to such modification, restructure, extension, waiver or amendment); provided that no aggregate cap shall exist in connection with the amount of Modification Fees which may be collected from the related Borrower with respect to any Specially Serviced Loan or REO Loan.

"Modified Mortgage Loan": Any Specially Serviced Loan which has been modified by the Special Servicer pursuant to Section 3.26 of this Agreement in a manner that:

(a)   reduces or delays the amount or timing of any payment of principal or interest due thereon (other than, or in addition to, bringing current Periodic Payments with respect to such Mortgage Loan or Serviced Companion Loan), including any reduction in the Periodic Payment;

(b)   except as expressly contemplated by the related Mortgage, results in a release of the lien of the Mortgage on any material portion of the related Mortgaged Property without a corresponding Principal Prepayment in an amount not less than the fair market value (as is), as determined by an Appraisal delivered to the Special Servicer (at the expense of the related Borrower and upon which the Special Servicer may conclusively rely), of the property to be released; or

(c)   in the reasonable good faith judgment of the Special Servicer, otherwise materially impairs the value of the security for such Mortgage Loan or Serviced Companion Loan or reduces the likelihood of timely payment of amounts due thereon.

"Moody's": Moody's Investors Service, Inc., or its successor in interest. If neither such rating agency nor any successor remains in existence, "Moody's" shall be deemed to refer to such other nationally recognized statistical rating agency or other comparable Person

reasonably designated by the Depositor, notice of which designation shall be given to the other parties hereto, and specific ratings of Moody's herein referenced shall be deemed to refer to the equivalent ratings of the party so designated.

"Morningstar": Morningstar Credit Ratings, LLC, or any successor in interest. If neither such rating agency nor any successor remains in existence, "Morningstar" shall be deemed to refer to such other nationally recognized statistical rating agency or other comparable Person reasonably designated by the Depositor, notice of which designation shall be given to the other parties hereto, and specific ratings of Morningstar herein referenced shall be deemed to refer to the equivalent ratings of the party so designated.

"Mortgage": The mortgage, deed of trust or other instrument creating a first lien on or first priority ownership interest in a Mortgaged Property securing a Mortgage Note.

"Mortgage File": With respect to any Mortgage Loan or Serviced Companion Loan, collectively, the mortgage documents listed in Section 2.01(a)(i) through Section 2.01(a)(xxi) of this Agreement pertaining to such particular Mortgage Loan or Serviced Companion Loan and any additional documents required to be added to such Mortgage File pursuant to the express provisions of this Agreement; provided that whenever the term "Mortgage File" is used to refer to documents actually received by the Depositor, Trustee, or Custodian, such term shall not be deemed to include such documents and instruments required to be included therein unless they are actually so received.

"Mortgage Loan": Each of the mortgage loans transferred and assigned to the Trustee pursuant to Section 2.01 of this Agreement and from time to time held in the Trust Fund. The Mortgage Loans originally so transferred, assigned and held are identified on the Mortgage Loan Schedule as of the Closing Date. Such term shall include any REO Loan, Specially Serviced Loan or any Mortgage Loan that has been defeased in whole or in part. Such term shall not include Serviced Companion Loans or Non-Serviced Companion Loans but shall include Non-Serviced Mortgage Loans.

"Mortgage Loan Purchase Agreements": Each of the GACC Purchase Agreement, the [OTHER SPONSORS] Purchase Agreement.

"Mortgage Loan Schedule": The list of Mortgage Loans included in the Trust Fund as of the Closing Date being attached as Exhibit B to this Agreement, which list shall set forth the following information with respect to each Mortgage Loan:

    (a)   the Loan Number;

    (b)   the Mortgage Loan name;

    (c)   the street address (including city, state and zip code) of the related Mortgaged Property;

    (d)   the Mortgage Rate in effect as of the Cut-off Date;

    (e)   the original principal balance;

(f)   the Stated Principal Balance as of the Cut-off Date;

(g)   the Maturity Date or Anticipated Repayment Date for each Mortgage Loan;

(h)   the Due Date;

(i)   the amount of the Periodic Payment due on the first Due Date following the Cut-off Date;

(j)   the Servicing Fee Rate;

(k)   whether the Mortgage Loan is an Actual/360 Loan;

(l)   whether any letter of credit is held by the lender as a beneficiary or is assigned as security for such Mortgage Loan;

(m)   the Revised Rate of such Mortgage Loan, if any;

(n)   whether the Mortgage Loan is part of a Whole Loan;

(o)   whether the Mortgage Loan is secured in any part by a leasehold interest; and

(p)   whether the Mortgage Loan has any related mezzanine debt or other subordinate debt.

Such list may be in the form of more than one list, collectively setting forth all of the information required. A comparable list shall be prepared with respect to each Serviced Companion Loan.

"Mortgage Loan Seller Sub-Servicer": A Servicing Function Participant or Sub-Servicer required to be retained by the Master Servicer by a Mortgage Loan Seller, as listed on Exhibit X to this Agreement, or any successor thereto.

"Mortgage Loan Sellers": Each of GACC, [OTHER SPONSORS].

"Mortgage Note": With respect to any Mortgage Loan or Serviced Companion Loan as of any date of determination, the note or other evidence of indebtedness and/or agreements evidencing the indebtedness of a Borrower under such Mortgage Loan or Serviced Companion Loan including any amendments or modifications, or any renewal or substitution notes, as of such date.

"Mortgage Pool": All of the Mortgage Loans and any successor REO Loans, collectively. The Mortgage Pool does not include the Companion Loans or any related REO Loans or the Trust Subordinate Companion Loan.

"Mortgaged Property": The underlying property securing a Mortgage Loan including any REO Property, consisting of a fee simple estate, and, with respect to certain Mortgage Loans, a leasehold estate or both a leasehold estate and a fee simple estate, or a

leasehold estate in a portion of the property and a fee simple estate in the remainder, in a parcel of land improved by a commercial or multifamily property, together with any personal property, fixtures, leases and other property or rights pertaining thereto.

"Mortgage Rate": With respect to each Mortgage Loan, the AB Mortgage Loan, the Trust Subordinate Companion Loan or any related Companion Loan, as applicable, and any Interest Accrual Period, the *per annum* rate at which interest accrues on such Mortgage Loan, the AB Mortgage Loan, the Trust Subordinate Companion Loan or Serviced Companion Loan, as applicable, during such period (in the absence of a default), as set forth in the related Mortgage Note (or in the case of the AB Mortgage Loan or the Trust Subordinate Companion Loan, as set forth in the related Intercreditor Agreement) from time to time, without giving effect to any Default Rate or any Revised Rate.

["[MORTGAGE LOAN SELLER]": [MORTGAGE LOAN SELLER], in its capacity as a Mortgage Loan Seller, and its successors in interest.]

["[MORTGAGE LOAN SELLER] Indemnification Agreement": The agreement dated as of the Pricing Date, between [MORTGAGE LOAN SELLER], the Depositor, the Underwriters and the Initial Purchasers.]

["[MORTGAGE LOAN SELLER] Mortgage Loans": Each Mortgage Loan transferred and assigned to the Depositor pursuant to the [MORTGAGE LOAN SELLER] Purchase Agreement.]

["[MORTGAGE LOAN SELLER] Purchase Agreement": The Mortgage Loan Purchase Agreement dated and effective as of the Closing Date, between [MORTGAGE LOAN SELLER] and the Depositor.]

["Mortgage Loan Seller Strip": With respect to any Due Date for each Mortgage Loan that is part of the Mortgage Loan Seller Strip Pool, an amount equal to a portion of the interest accrued on the Stated Principal Balance of such Mortgage Loan that is part of the Mortgage Loan Seller Strip Pool during the related Interest Accrual Period at a fixed rate of [___]% per annum during the related interest accrual period. With respect to each Collection Period, amounts collected in respect of the Mortgage Loan Seller Strip Pool will be allocated to the Mortgage Loan Seller Strip prior to being allocated to Available Funds. For federal income tax purposes, the Mortgage Loan Seller Strip will be treated as a beneficial interest in the related Mortgage Loans retained by [MORTGAGE LOAN SELLER], its successors and assigns.]

["Mortgage Loan Seller Strip Pool": All of the [MORTGAGE LOAN SELLER] Mortgage Loans, except for the Mortgage Loans identified as [IDENTIFY LOAN NUMBERS] on the Mortgage Loan Schedule.]

"Net Condemnation Proceeds": Condemnation Proceeds, to the extent such proceeds are not to be applied to the restoration, preservation or repair of the related Mortgaged Property or released to the Borrower in accordance with the express requirements of the Loan Documents or other documents included in the Mortgage File or in accordance with the Servicing Standard.

"Net Default Interest": With respect to any Distribution Date, an amount equal to the sum of (i) the amount of the aggregate collected Default Interest allocable to the Mortgage Loans received during the preceding Collection Period, minus (ii) any portions thereof withdrawn from (A) the Collection Account pursuant to Section 3.06(a)(ix) of this Agreement for Advance Interest Amounts and unreimbursed Additional Trust Fund Expenses (including Special Servicing Fees, Liquidation Fees and Workout Fees) incurred on the related Mortgage Loan during or prior to such Collection Period and (B) each Serviced Whole Loan Collection Account pursuant to Section 3.06(b)(ix) for Advance Interest Amounts and unreimbursed Additional Trust Fund Expenses incurred on the related Serviced Whole Loan during or prior to such Collection Period.

"Net Insurance Proceeds": Insurance Proceeds, to the extent such proceeds are not to be applied to the restoration of the related Mortgaged Property or released to the Borrower in accordance with the express requirements of the Loan Documents or other documents included in the Mortgage File or in accordance with prudent and customary servicing practices.

"Net Liquidation Proceeds": The Liquidation Proceeds received with respect to any Mortgage Loan or Serviced Whole Loan net of the amount of (i) Liquidation Expenses incurred with respect thereto and (ii) with respect to proceeds received in connection with the taking of a Mortgaged Property (or portion thereof) by the power of eminent domain in condemnation, amounts required to be applied to the restoration or repair of the related Mortgaged Property.

"Net Mortgage Rate": With respect to any Mortgage Loan (in the case of the AB Whole Loan, the AB Mortgage Loan only) and any Distribution Date, the *per annum* rate equal to the Mortgage Rate for such Mortgage Loan (or, in the case of the AB Mortgage Loan, the AB Mortgage Loan Component Rate) for the related Interest Accrual Period (without regard to any increase in the interest of any ARD Loan after the related Anticipated Repayment Date), minus, for any such Mortgage Loan (in the case of the AB Whole Loan, the AB Mortgage Loan only), the aggregate of the applicable Servicing Fee Rate, Certificate Administrator/Trustee Fee Rate, Operating Advisor Fee Rate, CREFC® Intellectual Property Royalty License Fee Rate, the fee rate paid to the Sub-Servicer, if any, with respect to any Non-Serviced Mortgage Loan, minus the related Pari Passu Loan Primary Servicing Fee Rate[, and, with respect to each Mortgage Loan that is part of the Mortgage Loan Seller Strip Pool, minus an additional *per annum* rate of [___]%]. The "Net Mortgage Rate" for purposes of calculating Pass-Through Rates and Withheld Amounts shall be the Net Mortgage Rate of such Mortgage Loan (in the case of the AB Whole Loan, the AB Mortgage Loan only) without taking into account any modification, waiver or amendment of the terms of the related Mortgage Loan (in the case of the AB Whole Loan, the AB Mortgage Loan only), whether agreed to by the Master Servicer or the Special Servicer or resulting from a bankruptcy, insolvency or similar proceeding involving the related Borrower. The Net Mortgage Rate shall not be reduced by any Operating Advisor Fee Rate following the Operating Advisor's resignation pursuant to Section 6.04(e) or the termination of the Operating Advisor pursuant to Section 7.07(e).

Notwithstanding the foregoing, if any such Mortgage Loan (in the case of the AB Whole Loan, the AB Mortgage Loan only) does not accrue interest on the basis of a 360-day year consisting of twelve 30-day months, then, solely for purposes of calculating the Pass-Through Rate on the Regular Certificates (and Trust Components), the Net Mortgage Rate of

such Mortgage Loan (in the case of the AB Whole Loan, the AB Mortgage Loan only) for any Interest Accrual Period will be the annualized rate at which interest would have to accrue in respect of such Mortgage Loan (in the case of the AB Whole Loan, the AB Mortgage Loan only) or Serviced Companion Loan on the basis of a 360-day year consisting of twelve 30-day months in order to produce the aggregate amount of interest actually accrued in respect of such Mortgage Loan (in the case of the AB Whole Loan, the AB Mortgage Loan only) at the related Net Mortgage Rate during such Interest Accrual Period; provided, however, that with respect to each such Mortgage Loan (in the case of the AB Whole Loan, the AB Mortgage Loan only), the Net Mortgage Rate for the one-month period (i) prior to the Due Dates in (a) January and February in each year that is not a leap year or (b) February only in each year that is a leap year (in either case, unless the related Distribution Date is the final Distribution Date) shall be determined net of any Withheld Amounts from that month and (ii) preceding the Due Date in March (or February if the related Distribution Date is the final Distribution Date) (commencing in 20[__]), shall be determined inclusive of the Withheld Amounts, if applicable, from the immediately preceding February, and, if applicable, January.

"Net Prepayment Interest Excess": The excess amount, if any, that the aggregate of all Prepayment Interest Excess for all Mortgage Loans (other than the Non-Serviced Mortgage Loans) or Serviced Companion Loans that the Master Servicer is servicing exceeds the aggregate of all Compensating Interest Payments for such Mortgage Loans (other than the Non-Serviced Mortgage Loans) or Serviced Companion Loans as of any related Distribution Date.

"Net Prepayment Interest Shortfall": With respect to the Mortgage Loans or Serviced Companion Loans that the Master Servicer is servicing, the aggregate Prepayment Interest Shortfalls in excess of the Master Servicer Prepayment Interest Shortfall on such Mortgage Loan or Serviced Companion Loan.

With respect to each AB Whole Loan, the excess of any Prepayment Interest Shortfall over the portion of the Servicing Fee for such AB Whole Loan being paid in the applicable period will be allocated first, to the related Trust Subordinate Companion Loan and then, to the related AB Mortgage Loan; the portion of such excess allocated to the related AB Mortgage Loan will be included in the Net Prepayment Interest Shortfall allocated to the Class [___] and Class [___] Certificates and the portion of such excess allocated to the related Trust Subordinate Companion Loan will be allocated to the related Class of Loan Specific Certificates.

[Net Prepayment Interest Shortfalls with respect to the AB Whole Loan that are part of the Mortgage Loan Seller Strip Pool will be allocated *pro rata* to the Mortgage Loan Seller Strip, on the one hand, and to Available Funds and Loan Specific Available Funds (if applicable) (for distribution to the Classes of Regular Certificates), on the other hand, on the basis of the amount of interest accrued on the Mortgage Loan Seller Strip, on the one hand, and on the related Mortgage Loans that are part of the Mortgage Loan Seller Strip Pool, net of the Mortgage Loan Seller Strip, on the other hand.]

"Net REO Proceeds": With respect to each Serviced REO Property, REO Proceeds with respect to such REO Property net of any insurance premiums, taxes, assessments and other costs and expenses permitted to be paid therefrom pursuant to Section 3.15(b) of this Agreement.

"New Lease": Any lease of a Serviced REO Property entered into on behalf of the Loan Specific REMIC, the Lower-Tier REMIC if such Trust REMIC has the right to renegotiate the terms of such lease, including any lease renewed or extended on behalf of such Trust REMIC.

"Non-Directing Certificateholder": With respect to any Companion Loan, the "Non-Directing Certificateholder", "Non-Controlling Note Holder" or any analogous concept under the related Intercreditor Agreement.

"Non-Reduced Certificates": As of any date of determination, any Class of Sequential Pay Certificates then outstanding for which (a)(1) the initial Certificate Balance of such Class of Certificates minus (2) the sum (without duplication) of (x) the aggregate payments of principal (whether as principal prepayments or otherwise) distributed to the Holders of such Class of Certificates as of such date of determination, (y) any Appraisal Reduction Amounts allocated to such Class of Certificates as of such date of determination and (z) any Realized Losses previously allocated to such Class of Certificates as of such date of determination, is equal to or greater than (b) 25% of the remainder of (i) the initial Certificate Balance of such Class of Certificates less (ii) any payments of principal (whether as principal prepayments or otherwise) previously distributed to the Holders of that Class of Certificates as of such date of determination; provided, however, that for purposes of this definition, the Class [__] Certificates and the Class [PEZ] Component [___] shall be considered as if they together constitute a single "Class" of Sequential Pay Certificates, the Class [__] Certificates and the Class [PEZ] Component [___] shall be considered as if they together constitute a single "Class" of Sequential Pay Certificates, the Class [__] Certificates and the Class [PEZ] Component [___] shall be considered as if they together constitute a single "Class" of Sequential Pay Certificates and the Class [__] Certificates shall be Non-Reduced Certificates only with respect to each component thereof that is part of a Class of Non-Reduced Certificates determined as described in this proviso.

"[NON-SERVICED LOAN] Companion Loans": As defined in the Preliminary Statement.

"[NON-SERVICED LOAN] Whole Loan": The [NON-SERVICED LOAN] Companion Loans, together with the [NON-SERVICED LOAN] Mortgage Loan. References herein to the [NON-SERVICED LOAN] Whole Loan shall be construed to refer to the aggregate indebtedness under the [NON-SERVICED LOAN] Pari Passu Note A-1, the [NON-SERVICED LOAN] Pari Passu Note A-2 and the [NON-SERVICED LOAN] Pari Passu Note A-2.

"[NON-SERVICED LOAN] Mortgage Loan": As defined in the Preliminary Statement.

"[NON-SERVICED LOAN] Pari Passu Note A-1": The promissory note designated as Note A-1, which evidences a portion of the [NON-SERVICED LOAN] Whole Loan. The [NON-SERVICED LOAN] Pari Passu Note A-1 is not included in the Trust Fund and is *pari passu* in right of payment to the [NON-SERVICED LOAN] Pari Passu Note A-2 and the [NON-SERVICED LOAN] Pari Passu Note A-2, as set forth in the related Intercreditor Agreement. As of the Closing Date, the [NON-SERVICED LOAN] Pari Passu Note A-1 is held by [NAME LOAN SELLER].

"[NON-SERVICED LOAN] Pari Passu Note A-1 Securitization Date": With respect to the [NON-SERVICED LOAN] Whole Loan, the date on which the [NON-SERVICED LOAN] Pari Passu Note A-1 is included in a securitization trust, provided that the related Companion Loan Noteholder provides each of the Master Servicer, the Special Servicer, the Certificate Administrator and the Trustee with notice in accordance with the terms of the related Intercreditor Agreement that the [NON-SERVICED LOAN] Pari Passu Note A-1 is to be included in such Other Securitization, which notice shall include contact information for the related Other Servicer, the Other Special Servicer and the Other Trustee.

"[NON-SERVICED LOAN] Pari Passu Note A-2": The promissory note designated as note A-2, which evidences a portion of the [NON-SERVICED LOAN] Whole Loan. The [NON-SERVICED LOAN] Pari Passu Note A-2 is not included in the Trust and is *pari passu* in right of payment to the [NON-SERVICED LOAN] Pari Passu Note A-1 and the [NON-SERVICED LOAN] Pari Passu Note A-2, as set forth in the related Intercreditor Agreement. As of the Closing Date, the [NON-SERVICED LOAN] Pari Passu Note A-2 is held by the [NAME OF ISSUING ENTITY].

"[NON-SERVICED LOAN] Pooling and Servicing Agreement": The pooling and servicing agreement, dated as of [_____], 20[__] among Deutsche Mortgage & Asset Receiving Corporation, as Depositor, [NAME OF MASTER SERVICER], as Master Servicer, [NAME OF SPECIAL SERVICER], as Special Servicer, [NAME OF TRUSTEE], as Trustee, [NAME OF CERTIFICATE ADMINISTRATOR, PAYING AGENT AND CUSTODIAN], as Certificate Administrator, Paying Agent and Custodian, [NAME OF OPERATING ADVISOR], as Operating Advisor, and [NAME OF ASSET REPRESENTATIONS REVIEWER], as Asset Representations Reviewer, and entered into in connection with the [NAME OF ISSUING ENTITY].

"[NON-SERVICED LOAN] Service Providers": With respect to each [NON-SERVICED LOAN] Companion Loan, the related Other Trustee, Other Servicer, Other Special Servicer and any related sub-servicer, as applicable, and any other Person that makes principal and/or interest advances in respect of such mortgage loan pursuant to the related Other Pooling and Servicing Agreement.

"Non-Serviced Companion Loan": With respect to any Non-Serviced Whole Loan, any related mortgage loan not included in the Trust that is serviced under another agreement and that is generally (a) payable on a *pari passu* basis with the related Mortgage Loan included in the Trust to the extent set forth in the related Intercreditor Agreement or (b) subordinated in right of payment to the related Mortgage Loan included in the Trust to the extent set forth in the related Intercreditor Agreement. The [NON-SERVICED LOAN] Companion Loan is the only Non-Serviced Companion Loan related to the Trust.

"Non-Serviced Whole Loans": Any mortgage loan that is not serviced under this Agreement that is divided into one or more notes, which includes a Mortgage Loan included in the Trust but serviced under another agreement and one or more mortgage notes not included in the Trust and serviced under another agreement. References herein to a Non-Serviced Whole Loan shall be construed to refer to the aggregate indebtedness under the related notes. The [NON-SERVICED LOAN] Whole Loan is the only Non-Serviced Whole Loan related to the Trust.

"Non-Serviced Mortgage Loans": With respect to any Non-Serviced Whole Loan, a Mortgage Loan included in the Trust but serviced under another agreement. The [NON-SERVICED LOAN] Mortgage Loan is the only Non-Serviced Mortgage Loan related to the Trust.

"Non-Serviced Mortgage Loan Service Providers": With respect to the [NON-SERVICED LOAN] Whole Loan, the [NON-SERVICED LOAN] Providers.

"Non-Serviced Pari Passu Companion Loans": With respect to any Non-Serviced Whole Loan, any related mortgage note not included in the Trust that is not serviced under this Agreement and that is generally payable on a *pari passu* basis with a Non-Serviced Mortgage Loan included in the Trust to the extent set forth in the related Intercreditor Agreement. The [NON-SERVICED LOAN] Companion Loan is the only Non-Serviced Pari Passu Companion Loan related to the Trust.

"Non-U.S. Person": A person that is not a U.S. Person.

"Nonrecoverable Advance": Any Nonrecoverable P&I Advance, Nonrecoverable Servicing Advance or Nonrecoverable Workout-Delayed Reimbursement Amounts.

"Nonrecoverable P&I Advance": Any P&I Advance previously made or proposed to be made in respect of a Mortgage Loan or REO Loan which the Master Servicer, the Special Servicer, in each case in accordance with the Servicing Standard and Sections 4.07(c), or the Trustee, in its good faith business judgment, as applicable, determines would not be ultimately recoverable, together with any accrued and unpaid interest thereon, from late payments, Condemnation Proceeds, Insurance Proceeds, Liquidation Proceeds and other collections on or in respect of the related Mortgage Loan or REO Loan, which shall be evidenced by an Officer's Certificate as provided by Section 4.07(c) of this Agreement.

"Nonrecoverable Servicing Advance": Any Servicing Advance previously made or proposed to be made in respect of a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or a Serviced Whole Loan or any Serviced REO Property that the Master Servicer, the Special Servicer, in each case in accordance with the Servicing Standard and Section 3.21(d) of this Agreement, or the Trustee, in its good faith business judgment, as applicable, determines would not be ultimately recoverable, together with any accrued and unpaid interest thereon, from late payments, Condemnation Proceeds, Insurance Proceeds, Liquidation Proceeds and other collections on or in respect of the related Mortgage Loan, Serviced Whole Loan or Serviced REO Loan, which shall be evidenced by an officer certificate as provided by Section 3.21(d) of this Agreement. The determination as to the recoverability of any Servicing Advance previously made or proposed to be made in respect of any Non-Serviced Whole Loan (or related REO Property) shall be made by the applicable servicer under, and in accordance with the terms of, the related Other Pooling and Servicing Agreement. Any such determination made by any such party shall be conclusive and binding on the Certificateholders and may, in all cases, be conclusively relied upon by the Master Servicer, the Special Servicer and the Trustee, as applicable.

"Nonrecoverable Workout-Delayed Reimbursement Amounts": Any Workout-Delayed Reimbursement Amounts when the Person making such determination in accordance

with the procedures specified for Nonrecoverable Servicing Advances or Nonrecoverable P&I Advances, as applicable, and taking into account factors such as all other outstanding Advances, either (a) has determined that such Workout-Delayed Reimbursement Amounts, would not ultimately be recoverable from late payments or any other recovery on or in respect of the related Mortgage Loan, Serviced Whole Loan or REO Loans or (b) has determined that such Workout-Delayed Reimbursement Amounts would not ultimately be recoverable, along with any other Workout-Delayed Reimbursement Amounts and Nonrecoverable Advances, out of the principal portion of future collections on all of the Mortgage Loans and REO Properties and from general principal collections in the Collection Account; provided that neither the Master Servicer nor the Trustee shall be entitled to recover (i) any Workout-Delayed Reimbursement Amounts in respect of the AB Whole Loan from any other collections on the Mortgage Loans except for a *pro rata* portion of such Advances allocable to the AB Mortgage Loan and (ii) any Workout-Delayed Reimbursement Amounts in respect of a Mortgage Loan other than the AB Whole Loan from any collections on the AB Whole Loan allocable to the Trust Subordinate Companion Loan.

"Notice of Termination": Any of the notices given to the Trustee, the Certificate Administrator and the Master Servicer by the Certificateholder owning a majority of the Percentage Interests in the Controlling Class, the Special Servicer or the Master Servicer pursuant to Section 9.01(c) of this Agreement.

"Notice to Refer": As defined in Section 2.03(j)(ii).

"Notional Amount": As of any date of determination: (i) with respect to each of the [INTEREST ONLY CLASS] Certificates as a Class, the related Class X Notional Amount as of such date of determination and (ii) with respect to any Class X Certificate, the product of the Percentage Interest evidenced by such Certificate and the related Class X Notional Amount as of such date of determination.

"NRSRO": Any nationally recognized statistical ratings organization.

"NRSRO Certification": A certification (a) executed by a NRSRO in favor of the 17g-5 Information Provider substantially in the form attached hereto as Exhibit Z or (b) provided electronically and executed by such NRSRO by means of a "click-through" confirmation on the 17g-5 Information Provider's Website, in either case in favor of the 17g-5 Information Provider that states that such NRSRO is a Rating Agency under this Agreement, or that such NRSRO has been engaged to rate any securities backed, in whole or in part, by a Serviced *Pari Passu* Companion Loan, or that such NRSRO has provided the Depositor with the appropriate certifications pursuant to paragraph (e) of Rule 17g-5 of the Exchange Act, such NRSRO has access to the Depositor's 17g-5 website and such NRSRO will keep such information confidential, except to the extent such information has been made available to the general public.

"Officer's Certificate": A certificate signed by the Chairman of the Board, the Vice Chairman of the Board, the President or a Vice President (however denominated) and by the Treasurer, the Secretary, one of the Assistant Treasurers or Assistant Secretaries, any Trust Officer or other officer of the Master Servicer, Special Servicer, Additional Servicer, Operating Advisor or Asset Representations Reviewer customarily performing functions similar to those performed by any of the above designated officers, any Servicing Officer and also with respect to a particular matter, any other officer to whom such matter is referred because of such officer's

knowledge of and familiarity with the particular subject, or an authorized officer of the Depositor, and delivered to the Depositor, the Trustee, the Certificate Administrator, the Special Servicer or the Master Servicer, as the case may be.

"Offsetting Modification Fees": With respect to any Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan or Serviced REO Loan and with respect to any Workout Fee or Liquidation Fee payable by the Trust, any and all Modification Fees collected by the Special Servicer as additional servicing compensation, but only to the extent that (1) such Modification Fees were earned and collected by the Special Servicer (A) in connection with the workout or liquidation (including partial liquidation) of a Specially Serviced Loan or Serviced REO Loan as to which the subject Workout Fee or Liquidation Fee became payable or (B) in connection with any workout of a Specially Serviced Loan that closed within the prior [18] months (determined as of the closing day of the workout or liquidation as to which the subject Workout Fee or Liquidation Fee became payable) and (2) such Modification Fees were earned in connection with a modification, restructure, extension, waiver or amendment of such Mortgage Loan, Serviced Whole Loan or Serviced REO Loan at a time when such Mortgage Loan, Serviced Whole Loan or Serviced REO Loan was a Specially Serviced Loan.

"Operating Advisor": [NAME OF OPERATING ADVISOR], or its successor in interest, or any successor Operating Advisor appointed as herein provided.

"Operating Advisor Annual Report": As defined in Section 3.31(d)(iv) of this Agreement.

["Operating Advisor Consultation Event": The occurrence of the aggregate Certificate Balance of the [HORIZONTAL RESIDUAL INTEREST CLASSES] (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the Certificate Balances of such Classes) being reduced to less than 25% of the initial aggregate Certificate Balance of the [HORIZONTAL RESIDUAL INTEREST CLASSES].]

"Operating Advisor Consulting Fee": A fee for each Major Decision on which the Operating Advisor has consulting rights equal to $[_____] with respect to any Mortgage Loan or such lesser amount as the related Borrower agrees to pay, payable pursuant to Section 3.06 of this Agreement; provided, no such fee shall be payable unless paid by the related Borrower. The Operating Advisor may in its sole discretion reduce the Operating Advisor Consulting Fee with respect to any Major Decision. The Master Servicer or Special Servicer, as applicable, may waive or reduce the amount of any Operating Advisor Consulting Fee payable by the related Borrower if it determines that such full or partial waiver is in accordance with the Servicing Standard; provided, that the Master Servicer or the Special Servicer, as applicable, shall consult with the Operating Advisor prior to any such waiver or reduction. No Operating Advisor Consulting Fee shall be payable with respect to any Subordinate Companion Loan or any Non-Serviced Whole Loan.

"Operating Advisor Fee": With respect to each Mortgage Loan (other than any Non-Serviced Mortgage Loan) and any Distribution Date, an amount per Interest Accrual Period equal to the product of (i) the applicable Operating Advisor Fee Rate and (ii) the Stated Principal Balance of such Mortgage Loan as of the Due Date in the immediately preceding Collection Period (without giving effect to payments of principal on such Mortgage Loan on such Due

Date). Such fee shall be in addition to, and not in lieu of, any other fee or other sum payable to the Operating Advisor under this Agreement. The Operating Advisor Fee shall be calculated in accordance with the provisions of Section 1.02(a) of this Agreement. For the avoidance of doubt, the Operating Advisor Fee shall be payable from the Lower-Tier REMIC, including with respect to the AB Whole Loan. For the avoidance of doubt, no Operating Advisor Fee shall accrue on the principal balance of, or be payable with respect to, any Subordinate Companion Loan, Serviced Pari Passu Companion Loan or any Non-Serviced Whole Loan. No Operating Advisor Fee shall accrue following the Operating Advisor's resignation pursuant to Section 6.04(e) or the termination of the Operating Advisor pursuant to Section 7.07(e).

"Operating Advisor Fee Rate": For each Interest Accrual Period, a *per annum* rate equal to, (a) with respect to each Mortgage Loan (other than any Non-Serviced Mortgage Loan and the [SERVICED LOAN] Mortgage Loan), [___]% and (b) with respect to the [SERVICED LOAN] Mortgage Loan, [___]%.

"Operating Advisor Standard": As defined in Section 3.31(b) of this Agreement.

"Operating Advisor Surveillance Personnel": The divisions and individuals of the Operating Advisor who are involved in the performance of the duties of the Operating Advisor under this Agreement.

"Operating Advisor Termination Event": As defined in Section 7.07(a) of this Agreement.

"Opinion of Counsel": A written opinion of counsel, who may, without limitation, be counsel for the Depositor, the Special Servicer or the Master Servicer, as the case may be, acceptable to the Certificate Administrator and the Trustee, except that any opinion of counsel relating to (a) qualification of any Trust REMIC as a REMIC or the imposition of tax under the REMIC Provisions on any income or property of any Trust REMIC, (b) compliance with the REMIC Provisions (including application of the definition of "Independent Contractor"), (c) qualification of the Grantor Trust as a grantor trust or (d) a resignation of the Master Servicer or the Special Servicer pursuant to Section 6.04(b) of this Agreement, must be an opinion of counsel who is Independent of the Depositor, the Master Servicer and the Special Servicer.

"Originator": Any of (i) the Mortgage Loan Sellers and (ii) with respect to any Mortgage Loan acquired by a Mortgage Loan Seller, the originator of such Mortgage Loan.

"Other 17g-5 Information Provider": The applicable other "17g-5 information provider" under an Other Pooling and Servicing Agreement relating to a Serviced Companion Loan. The Depositor shall inform the other parties hereto of the name and contact information for any Other 17g-5 Information Provider existing as of the Closing Date. The name and contact information of any such Other 17g-5 Information Provider as of the Closing Date is set forth on Schedule VIII hereto. Each party hereto shall be entitled to conclusively rely upon the information set forth on Schedule VIII until such party receives notice of any change thereto.

"Other Depositor": The applicable other "depositor" under an Other Pooling and Servicing Agreement relating to a Serviced Companion Loan or a Non-Serviced Companion Loan, as applicable.

"Other Indemnified Parties": As defined in Section 1.04 of this Agreement.

"Other Pooling and Servicing Agreement": A pooling and servicing agreement or other applicable servicing agreement relating to a Serviced Companion Loan or a Non-Serviced Whole Loan, as applicable. The Other Pooling and Servicing Agreements related to the Trust as of the Closing Date are (i) on and after the date on which the [SERVICED LOAN] Pari Passu Note A-2 is included in a securitization trust, the pooling and servicing agreement related to the related Other Securitization and (ii) the [NON-SERVICED LOAN] Pooling and Servicing Agreement (with respect to the [NON-SERVICED LOAN] Note A-2). On and after the [NON-SERVICED LOAN] Pari Passu Note A-1 Securitization Date, the pooling and servicing agreement related to the related Other Securitization shall also be an Other Pooling and Servicing Agreement related to the Trust.

"Other Securitization": Any commercial mortgage securitization trust that holds a Serviced Companion Loan or Non-Serviced Companion Loan or any successor REO Loan with respect thereto. The initial Other Securitizations related to the Trust as of the Closing Date are (i) on and after the date on which the [SERVICED LOAN] Pari Passu Note A-2 is included in a securitization trust, the related securitization in connection with the [SERVICED LOAN] Pari Passu Note A-2 and (ii) the [NAME OF ISSUING ENTITY] securitization (with respect to the [NON-SERVICED LOAN] Note A-2). On and after the [NON-SERVICED LOAN] Pari Passu Note A-1 Securitization Date, the related securitization in connection with the [NON-SERVICED LOAN] Pari Passu Note A-1 shall also be an Other Securitization.

"Other Servicer": The applicable other "master servicer" under an Other Pooling and Servicing Agreement relating to a Serviced Companion Loan or a Non-Serviced Companion Loan, as applicable.

"Other Special Servicer": The applicable other "special servicer" under an Other Pooling and Servicing Agreement relating to a Serviced Companion Loan or a Non-Serviced Companion Loan, as applicable.

"Other Trustee": The applicable other "trustee" or, if applicable, the other "certificate administrator" or, if applicable, the other "custodian" under an Other Pooling and Servicing Agreement relating to a Serviced Companion Loan or a Non-Serviced Companion Loan, as applicable.

"Ownership Interest": Any record or beneficial interest in a Class [R] Certificate.

"P&I Advance": As to any Mortgage Loan (including the Trust Subordinate Companion Loan), any advance made by the Master Servicer or the Trustee pursuant to Section 4.07 of this Agreement. Each reference to the payment or reimbursement of a P&I Advance shall be deemed to include, whether or not specifically referred to and without duplication, payment or reimbursement of interest thereon at the Reimbursement Rate. Neither

the Master Servicer nor the Trustee will be required to make P&I Advances with respect to any delinquent payment amounts due on any Companion Loan.

"P&I Advance Determination Date": With respect to any Distribution Date, the second Business Day prior to such Distribution Date.

"Pari Passu Loan Primary Servicing Fee Rate": The "primary servicing fee rate" or "pari passu primary servicing rate" (each as defined or set forth in the applicable Other Pooling and Servicing Agreement) and any other servicing fee rate (other than those payable to the applicable Other Special Servicer) applicable to any Non-Serviced Mortgage Loan. The Pari Passu Loan Primary Servicing Fee Rate for (A) the [NON-SERVICED LOAN] Mortgage Loan will be [___]%.

"Pass-Through Rate": With respect to each Class of Certificates set forth below, the following rates:

Class	Pass-Through Rate

With respect to the Class [__] Regular Interest, the Class [__] Regular Interest Pass-Through Rate. With respect to the Class [__] Regular Interest, the Class [__] Regular Interest Pass-Through Rate. With respect to the Class [__] Regular Interest, the Class [__] Regular Interest Pass-Through Rate. The Class [PEZ] Certificates will not have a Pass-Through Rate, but will be entitled to receive the sum of the interest distributable on the Class [PEZ] Percentage Interest of the Class [PEZ] Regular Interests. With respect to each Class of Lower-Tier Regular Interests (other than the Class L[___] Interest), the WAC Rate. With respect to the Class L[___] Interest and the [LOAN SPECIFIC CLASS]-NP Regular Interest, the [LOAN SPECIFIC CLASS] Pass-Through Rate. With respect to the [LOAN SPECIFIC CLASS]-P Regular Interest, the AB Mortgage Loan Component Net Rate.

-75-

"Paying Agent": The paying agent appointed pursuant to Section 5.04 of this Agreement.

"PCAOB": The Public Company Accounting Oversight Board.

"Penalty Charges": With respect to any Mortgage Loan or Serviced Companion Loan (or successor REO Loan), any amounts collected thereon from the Borrower that represent default charges, penalty charges, late fees and/or Default Interest, and excluding any Yield Maintenance Charge and any Excess Interest.

"Percentage Interest": As to any Certificate (except the [ARD CLASS] and Class [R] Certificates), the percentage interest evidenced thereby in distributions required to be made with respect to the related Class. With respect to any Certificate (except the [ARD CLASS] and Class [R] Certificates), the percentage interest is equal to the initial denomination of such Certificate divided by the initial Certificate Balance or Notional Amount, as applicable, of such Class of Certificates. With respect to any [ARD CLASS] or Class [R] Certificate, the percentage interest is set forth on the face thereof. For these purposes on any date of determination, the "initial denomination as of the Closing Date" of any Exchangeable Certificate received in an exchange shall be determined as if such Certificate was part of the related Class on the Closing Date, the "initial denomination as of the Closing Date" of any Exchangeable Certificate surrendered in an exchange shall be determined as if such Certificate was not part of the related Class on the Closing Date and the initial Certificate Balance of the related Class of Exchangeable Certificates shall be determined as if such Class consisted only of the Certificates composing the Class on that date of determination and such Certificates had been outstanding as of the Closing Date.

"Performance Certification": As defined in Section 10.08 of this Agreement.

"Performing Loan": A Mortgage Loan or Serviced Whole Loan that is not a Specially Serviced Loan or REO Loan.

"Performing Party": As defined in Section 10.14 of this Agreement.

"Periodic Payment": With respect to any Mortgage Loan or Serviced Companion Loan (other than any REO Loan) and any Due Date, the scheduled monthly payment of principal, if any, and interest at the Mortgage Rate, excluding any Balloon Payment (but not excluding any constant Periodic Payment due on a Balloon Loan), which is payable by the related Borrower on such Due Date under the related Mortgage Note. The Periodic Payment with respect to an REO Loan is the monthly payment that would otherwise have been payable on the related Due Date had the related Mortgage Note not been discharged, determined as set forth in the preceding sentence and on the assumption that all other amounts, if any, due thereunder are paid when due.

"Permitted Investments": Any one or more of the following obligations or securities payable on demand or having a scheduled maturity on or before the Business Day preceding the date upon which such funds are required to be drawn, regardless of whether issued by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator or the Trustee or any of their respective Affiliates and having at all times the required ratings, if any,

provided for in this definition, unless each Rating Agency shall have provided a Rating Agency Confirmation relating to the Certificates and Serviced Companion Loan Securities:

(A) direct obligations of, or obligations fully guaranteed as to timely payment of principal and interest by, the United States or any agency or instrumentality thereof, provided that each such obligation is backed by the full faith and credit of the United States;

(B) repurchase agreements on obligations specified in clause (A) of this definition, with a party agreeing to repurchase such obligations (A) in the case of such investments with maturities of 30 days or less, the short term obligations of which are rated at least "[___]" by [___] and in the highest short term rating category by [___] and [___] (or, if not rated by [___], an equivalent (or higher) rating by any two other NRSROs (which may include [___] and/or [___]), and the long term obligations of which are rated at least "[___]" by [___] and "[___]" by [___] (or, in the case of any such Rating Agency, such lower rating as is the subject of a Rating Agency Confirmation relating to the Certificates and any Serviced Companion Loan Securities), (B) in the case of such investments with maturities of three months or less, but more than 30 days, the short term obligations of which are rated at least "[___]" by [___] and in the highest short term rating category by [___] and [___] (or, if not rated by [___], an equivalent (or higher) rating by any two other NRSROs (which may include [___] and/or [___])), or the long term obligations of which are rated at least "[___]" by [___] and "[___]" by [___] (or, in the case of any such Rating Agency, such lower rating as is the subject of a Rating Agency Confirmation relating to the Certificates and any Serviced Companion Loan Securities), (C) in the case of such investments with maturities of six months or less, but more than three months, the short term obligations of which are rated at least "[___]" by [___] and in the highest short term rating category by [___] and [___] (or, if not rated by [___], an equivalent (or higher) rating by any two other NRSROs (which may include [___] and/or [___])) and the long term obligations of which are rated at least "[___]" by [___] and "[___]" by [___] (or, in the case of any such Rating Agency, such lower rating as is the subject of a Rating Agency Confirmation relating to the Certificates and any Serviced Companion Loan Securities), and (D) in the case of such investments with maturities of more than six months, the short term obligations of which are rated at least "[___]" by [___] and in the highest short term rating category by [___] and [___] (or, if not rated by [___], an equivalent (or higher) rating by any two other NRSROs (which may include [___] and/or [___])) and the long term obligations of which are rated "[___]" by [___], "[___]" by [___] and "[___]" (or the equivalent) by [___] (or, if not rated by [___], an equivalent (or higher) rating by any two other NRSROs (which may include [___] and/or [___])) (or, in the case of any such Rating Agency, such lower rating as is the subject of a Rating Agency Confirmation relating to the Certificates and any Serviced Companion Loan Securities);

(C) federal funds, unsecured uncertificated certificates of deposit, time deposits, demand deposits and bankers' acceptances of any bank or trust company

organized under the laws of the United States or any state thereof, (A) in the case of such investments with maturities of 30 days or less, the short term obligations of which are rated at least "[___]" by [___] and in the highest short term rating category by [___] and [___] (or, if not rated by [___], an equivalent (or higher) rating by any two other NRSROs (which may include [___] and/or [___])) or the long term obligations of which are rated at least "[___]" by [___] and "[___]" by [___] (or, in the case of any such Rating Agency, such lower rating as is the subject of a Rating Agency Confirmation relating to the Certificates and any Serviced Companion Loan Securities), (B) in the case of such investments with maturities of three months or less, but more than 30 days, the short term obligations of which are rated at least "[___]" by [___] and in the highest short term rating category by [___] and [___] (or, if not rated by [___], an equivalent (or higher) rating by any two other NRSROs (which may include [___] and/or [___])) and the long term obligations of which are rated at least "[___]" by [___] and "[___]" by [___] (or, in the case of any such Rating Agency, such lower rating as is the subject of a Rating Agency Confirmation relating to the Certificates and any Serviced Companion Loan Securities), (C) in the case of such investments with maturities of six months or less, but more than three months, the short term obligations of which are rated at least "[___]" by [___] and in the highest short term rating category by [___] and [___] (or, if not rated by [___], an equivalent (or higher) rating by any two other NRSROs (which may include [___] and/or [___])) and the long term obligations of which are rated at least "[___]" by [___] and "[___]" by [___] (or, in the case of any such Rating Agency, such lower rating as is the subject of a Rating Agency Confirmation relating to the Certificates and any Serviced Companion Loan Securities), and (D) in the case of such investments with maturities of more than six months, the short term obligations of which are rated "[___]" by [___] and in the highest short term rating category by [___] and [___] (or, if not rated by [___], an equivalent (or higher) rating by any two other NRSROs (which may include [___] and/or [___])) and the long term obligations of which are rated "[___]" by [___], "[___]" by [___] and "[___]" (or the equivalent) by [___] (or, if not rated by [___], an equivalent (or higher) rating by any two other NRSROs (which may include [___] and/or [___])) (or, in the case of any such Rating Agency, such lower rating as is the subject of a Rating Agency Confirmation relating to the Certificates and any Serviced Companion Loan Securities);

(D) commercial paper of any corporation incorporated under the laws of the United States or any state thereof (or of any corporation not so incorporated, provided that the commercial paper is United States Dollar denominated and amounts payable thereunder are not subject to any withholding imposed by any non-United States jurisdiction) (A) in the case of such investments with maturities of 30 days or less, the short term obligations of which are rated at least "[___]" by [___] and in the highest short term rating category by [___] and [___] (or, if not rated by [___], an equivalent (or higher) rating by any two other NRSROs (which may include [___] and/or [___])), and the long term obligations of which are rated at least "[___]" by [___] and "[___]" by [___] (or, in the case of any such Rating Agency, such lower rating as is the subject of a

Rating Agency Confirmation relating to the Certificates and any Serviced Companion Loan Securities), (B) in the case of such investments with maturities of three months or less, but more than 30 days, the short term obligations of which are rated at least "[___]" by [___] and in the highest short term rating category by [___] and [___] (or, if not rated by [___], an equivalent (or higher) rating by any two other NRSROs (which may include [___] and/or [___])), or the long term obligations of which are rated at least "[___]" by [___] and "[___]" by [___] (or, in the case of any such Rating Agency, such lower rating as is the subject of a Rating Agency Confirmation relating to the Certificates and any Serviced Companion Loan Securities), (C) in the case of such investments with maturities of six months or less, but more than three months, the short term obligations of which are rated at least "[___]" by [___] and in the highest short term rating category by [___] and [___] (or, if not rated by [___], an equivalent (or higher) rating by any two other NRSROs (which may include [___] and/or [___])) and the long term obligations of which are rated at least "[___]" by [___] and "[___]" by [___] (or, in the case of any such Rating Agency, such lower rating as is the subject of a Rating Agency Confirmation relating to the Certificates and any Serviced Companion Loan Securities), and (D) in the case of such investments with maturities of more than six months, the short term obligations of which are rated at least "[___]" by [___] and in the highest short term rating category by [___] and [___] (or, if not rated by [___], an equivalent (or higher) rating by any two other NRSROs (which may include [___] and/or [___])) and the long term obligations of which are rated at least "[___]" by [___], "[___]" by [___] and "[___]" (or the equivalent) by [___] (or, if not rated by [___], an equivalent (or higher) rating by any two other NRSROs (which may include [___] and/or [___])) (provided, in the case of clauses (A), (B), (C) and (D), investments of Escrow Payments in any Escrow Account must only be rated "[___]" by [___]) (or, in the case of any such Rating Agency, such lower rating as is the subject of a Rating Agency Confirmation relating to the Certificates and any Serviced Companion Loan Securities);

(E) units of taxable money market mutual funds, issued by regulated investment companies, which seek to maintain a constant net asset value per share (including the Federated Prime Obligation Money Market Fund, US Bank Long Term Eurodollar Sweep or the Wells Fargo Advantage Heritage Money Market Fund) so long as any such fund is rated in the highest short-term unsecured debt ratings category by each of [___] and [___] (or, if not rated by [___], an equivalent (or higher) rating by any two other NRSROs) and the highest money market fund category by [___] (or, if not rated by [___], otherwise acceptable to [___] as confirmed in a Rating Agency Confirmation relating to the Certificates and any Serviced Companion Loan Securities);

(F) an obligation or security that, but for the failure to satisfy one or more of the minimum rating(s) set forth in the applicable clause, would be listed in clauses (B) – (E) above, and is the subject of a Rating Agency Confirmation relating to the Certificates and any Serviced Companion Loan Securities from

each Rating Agency for which the minimum rating(s) set forth in the applicable clause is not satisfied with respect to such obligation or security; and

(G) any other obligation or security other than one listed in clauses (A) – (E) above, that is the subject of a Rating Agency Confirmation relating to the Certificates and any Serviced Companion Loan Securities from each and every Rating Agency;

provided that each investment described hereunder shall not (A) evidence either the right to receive (1) only interest with respect to such investment or (2) a yield to maturity greater than 120% of the yield to maturity at par of the underlying obligations, (B) be purchased at a price greater than par if such investment may be prepaid or called at a price less than its purchase price prior to stated maturity, (C) be sold prior to stated maturity if such sale would result in a loss of principal on the instrument or a tax on "prohibited transactions" under Section 860F of the Code or (D) have an "r" highlighter or other comparable qualifier attached to its rating; and provided, further, that each investment described hereunder must have (X) a predetermined fixed amount of principal due at maturity (that cannot vary or change), (Y) an original maturity of not more than 365 days and a remaining maturity of not more than thirty (30) days and (Z) except in the case of a Permitted Investment described in clause (E) of this definition, a fixed interest rate or an interest rate that is tied to a single interest rate index *plus* a single fixed spread and moves proportionately with that index; and provided, further, that each investment described hereunder must be a "cash flow investment" (within the meaning of the REMIC Provisions).

"Permitted Special Servicer/Affiliate Fees": Any commercially reasonable treasury management fees, banking fees, customary title agent fees and insurance commissions or fees received or retained by the Special Servicer or any of its Affiliates in connection with any services performed by such party with respect to any Mortgage Loan, Serviced Whole Loan or REO Property, in each case, in accordance with Article III of this Agreement.

"Permitted Transferee": With respect to a Class [R] Certificate, any Person or agent thereof that is a Qualified Institutional Buyer, other than (a) a Disqualified Organization, (b) any other Person so designated by the Certificate Registrar who is unable to provide an Opinion of Counsel (provided at the expense of such Person or the Person requesting the Transfer) to the effect that the Transfer of an Ownership Interest in any Class [R] Certificate to such Person will not cause any Trust REMIC to fail to qualify as a REMIC at any time that the Certificates are outstanding, (c) a Person that is a Disqualified Non-U.S. Person, (d) a Plan or any Person investing the assets of a Plan, (e) an entity treated as a domestic partnership for U.S. federal income tax purposes, one or more of the direct or indirect beneficial owners (other than through a U.S. corporation) of which is (or is permitted under the applicable partnership agreement to be) a Disqualified Non-U.S. Person or (f) a U.S. Person with respect to whom income on the Class [R] Certificate is attributable to a fixed base or foreign permanent establishment, within the meaning of an applicable income tax treaty, of such transferee or any other U.S. Person.

"Person": Any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Plan": As defined in Section 5.02(k) of this Agreement.

"Pooled Lower-Tier Regular Interests": All Lower-Tier Regular Interests other than the Class L[____] Interest.

"Pooled Regular Certificates": All Classes of Regular Certificates other than the [LOAN SPECIFIC CLASS] Certificates.

"Prepayment Assumption": The assumption that (i) each Mortgage Loan (other than an ARD Loan) does not prepay prior to its respective Maturity Date and (ii) each ARD Loan prepays on its Anticipated Repayment Date.

"Prepayment Interest Excess": With respect to any Distribution Date, the aggregate amount, with respect to all Mortgage Loans [or Subordinate Companion Loan] serviced by the Master Servicer that were subject to Principal Prepayment in full or in part, or as to which Insurance Proceeds, Liquidation Proceeds or Condemnation Proceeds, as applicable, were received by the Master Servicer or Special Servicer for application to such Mortgage Loans or Serviced Companion Loans, in each case after the Due Date in the month of such Distribution Date and on or prior to the related Determination Date, the amount of interest accrued at the Mortgage Rate for such Mortgage Loans or Serviced Companion Loans on the amount of such Principal Prepayments, Insurance Proceeds, Liquidation Proceeds and Condemnation Proceeds after the Due Date relating to such Collection Period and accruing in the manner set forth in the related Loan Documents, to the extent such interest is collected by the Master Servicer or the Special Servicer (without regard to any Prepayment Premium, Yield Maintenance Charge or Excess Interest actually collected).

"Prepayment Interest Shortfall": With respect to any Distribution Date, for each Mortgage Loan [or Subordinate Companion Loan] serviced by the Master Servicer that was subject to a Principal Prepayment in full or in part and which did not include a full month's interest, or as to which Insurance Proceeds, Liquidation Proceeds or Condemnation Proceeds, as applicable, were received by the Master Servicer or Special Servicer for application to such Mortgage Loan or Serviced Companion Loan, in each case after the Determination Date in the calendar month preceding such Distribution Date but prior to the Due Date in the related Collection Period, the amount of interest that would have accrued at the Net Mortgage Rate (or with respect to the Trust Subordinate Companion Loan, the Trust Subordinate Companion Loan Net Rate) for such Mortgage Loan or Serviced Companion Loan on the amount of such Principal Prepayment, Insurance Proceeds, Liquidation Proceeds or Condemnation Proceeds during the period commencing on the date as of which such Principal Prepayment, Insurance Proceeds, Liquidation Proceeds or Condemnation Proceeds, as applicable, were applied to the unpaid principal balance of the Mortgage Loan or Serviced Companion Loan and ending on (and including) the day immediately preceding such Due Date (without regard to any Prepayment Premium, Yield Maintenance Charge or Excess Interest actually collected). Any Prepayment Interest Shortfall for an AB Whole Loan, if any, for each Distribution Date, shall be allocated to the [LOAN SPECIFIC CLASS] Certificates (and to the Class L[____] Interest and the [LOAN SPECIFIC CLASS]-NP Regular Interest) and among the Pooled Regular Certificates (other than the Exchangeable Certificates), and the [PEZ] Regular Interests and the Pooled Lower-Tier Regular Interests and the [LOAN SPECIFIC CLASS]-P Regular Interest as set forth in Section 4.01A(e).

"Prepayment Premium": Any premium, fee or other additional amount (other than a Yield Maintenance Charge) paid or payable on a Mortgage Loan by a Borrower as the result of a Principal Prepayment thereon, not otherwise due thereon, in respect of principal or interest, which is intended to compensate the holder of the related Mortgage Note for prepayment.

"Pricing Date": [_____], 20[__].

"Primary Servicing Fee Rate": With respect to each Mortgage Loan, the rate *per annum* set forth on Exhibit B to this Agreement.

"Prime Rate": The "Prime Rate" as published in the "Money Rates" section of *The Wall Street Journal*, Eastern edition (or, if such section or publication is no longer available, such other comparable publication as determined by the Certificate Administrator in its reasonable discretion) as may be in effect from time to time, or, if the "Prime Rate" no longer exists, such other comparable rate (as determined by the Certificate Administrator in its reasonable discretion) as may be in effect from time to time. The Certificate Administrator shall notify in writing the Master Servicer and the Special Servicer with regard to any determination of the Prime Rate in accordance with the parenthetical in the preceding sentence.

"Principal Distribution Amount": For any Distribution Date, an amount equal to (i) the sum of the following amounts (without duplication) (but excluding any amounts received or advanced with respect to the Trust Subordinate Companion Loan):

      (a)   the Principal Shortfall for such Distribution Date;

      (b)   the Scheduled Principal Distribution Amount for that Distribution Date;

      (c)   the Unscheduled Principal Distribution Amount for that Distribution Date;

provided, that the Principal Distribution Amount for any Distribution Date will be reduced, to not less than zero, by the amount of any reimbursements of:

      (A)   Nonrecoverable Advances (including any servicing advance with respect to the Non-Serviced Mortgage Loan under the related Other Pooling and Servicing Agreement reimbursed out of general collections on the Mortgage Loans), with interest on such Nonrecoverable Advances at the Reimbursement Rate that are paid or reimbursed from principal collections on the Mortgage Loans in a period during which such principal collections would have otherwise been included in the Principal Distribution Amount for such Distribution Date; and

      (B)   Workout-Delayed Reimbursement Amounts paid or reimbursed from principal collections on the Mortgage Loans in a period during which such principal collections would have otherwise been included in the Principal Distribution Amount for such Distribution Date;

provided that, in the case of clauses (A) and (B) above, if any of the amounts that were reimbursed from principal collections on the Mortgage Loans are subsequently recovered

on the related Mortgage Loan, such recovery will increase the Principal Distribution Amount for the Distribution Date related to the period in which such recovery occurs.

The principal component of the amounts set forth above shall be determined in accordance with Section 1.02 of this Agreement.

"Principal Prepayment": Any payment of principal made by a Borrower on a Mortgage Loan or Serviced Companion Loan which is received in advance of its scheduled due date and which is not accompanied by an amount of interest representing the full amount of scheduled interest due on any date or dates in any month or months subsequent to the month of prepayment.

"Principal Shortfall": For any Distribution Date, the amount, if any, by which (i) the Principal Distribution Amount for the preceding Distribution Date exceeds (ii) the aggregate amount actually distributed with respect to principal on the Certificates on such preceding Distribution Date in respect of such Principal Distribution Amount.

"Private Certificate": Each of the Class [__], [LOAN SPECIFIC CLASS], [ARD CLASS] and Class [R] Certificates.

"Private Global Certificate": Each of the Regulation S Global Certificates or Rule 144A Global Certificates with respect to the Private Certificates if and so long as such class of Certificates is registered in the name of a nominee of the Depository.

"Private Placement Memorandum": Means the Private Placement Memorandum, dated [_____], 20[__], pursuant to which the Private Certificates will be offered for sale.

"Privileged Information": Any (i) correspondence or other communications between a Directing Certificateholder and the Special Servicer related to any Specially Serviced Loan or the exercise of the consent or consultation rights of a Directing Certificateholder under this Agreement or any related Intercreditor Agreement, (ii) strategically sensitive information that the Special Servicer has reasonably determined could compromise the Trust Fund's position in any ongoing or future negotiations with the related Borrower or other interested party, and (iii) information subject to attorney-client privilege.

"Privileged Information Exception": With respect to any Privileged Information, at any time (a) such Privileged Information becomes generally available and known to the public other than as a result of a disclosure directly or indirectly by the party restricted from disclosing such Privileged Information (the "Restricted Party"), (b) it is reasonable and necessary for the Restricted Party to disclose such Privileged Information in working with legal counsel, auditors, taxing authorities or other governmental agencies, (c) such Privileged Information was already known to such Restricted Party and not otherwise subject to a confidentiality obligation and/or (d) the Restricted Party is (in the case of the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator or the Trustee,, as evidenced by an opinion of counsel (which will be an additional expense of the Trust) delivered to each of the Master Servicer, the Special Servicer, the Directing Certificateholder with respect to such Mortgage Loan, the Operating Advisor, the Asset Representations Reviewer, Certificate

Administrator and the Trustee), required by rule, regulation, order, judgment or decree to disclose such information.

"Privileged Person": A party to this Agreement, a designee of the Depositor, any additional servicer designated by the Master Servicer or the Special Servicer, any affiliate of the Operating Advisor designated by the Operating Advisor, any affiliate of the Asset Representations Reviewer designated by the Asset Representations Reviewer, each Companion Loan Noteholder that delivers a certification substantially in the form of Exhibit FF hereto (which certification may be submitted electronically, including by means of a "click through" confirmation on the Certificate Administrator's Website) the Controlling Class Representative (but only if no Consultation Termination Event has occurred), each Loan Specific Directing Certificateholder, each Mortgage Loan Seller, each Underwriter, each Initial Purchaser and any other person who delivers to the Certificate Administrator an Investor Certification and any NRSRO that delivers an NRSRO Certification to the 17g-5 Information Provider, which Investor Certification and NRSRO Certification may be submitted electronically via the Certificate Administrator's Website or the 17g-5 Information Provider's Website, as applicable; provided, that in no event shall a Borrower, a Manager of a Mortgaged Property, an Affiliate, principal, partner, member, joint venture, limited partner, employee, representative, director, advisor or investor in any of the foregoing or an agent of any of the foregoing or a mezzanine lender for which an event has occurred that would permit acceleration or who has commenced foreclosure proceedings be considered a Privileged Person. In determining whether any person is an additional servicer or an affiliate of the Operating Advisor or the Asset Representations Reviewer, the Certificate Administrator may rely on direction by the Master Servicer, the Special Servicer, a Mortgage Loan Seller, the Operating Advisor or the Asset Representations Reviewer, as the case may be.

"Prohibited Party": Any proposed Servicing Function Participant that is listed on the Depositor's Do Not Hire List.

"Property Protection Expenses": With respect to any Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan, any costs and expenses incurred by the Master Servicer or the Special Servicer pursuant to Section 3.04, Section 3.08(a), Section 3.10, Section 3.11, Section 3.15(a), Section 3.15(b), Section 3.15(c), Section 3.16(c) or Section 3.24(a) of this Agreement or indicated herein as being payable as a Servicing Advance or as a cost or expense of the Trust Fund (and, in the case of the Serviced Whole Loans, the Serviced Companion Loan Noteholders but subject to the provisions of Section 1.02(e)) or the Loan Specific REMIC, the Lower-Tier REMIC or Upper-Tier REMIC to be paid out of the Collection Account.

"Proposed Course of Action Notice": As defined in Section 2.03(k)(i).

"Prospectus":   [The Depositor's Prospectus dated [_____], 20[__], as supplemented by the Free Writing Prospectus dated [_____], 20[__], relating to the offering of the Publicly Offered Certificates.]

"PTCE": Prohibited Transaction Class Exemption.

"Publicly Offered Certificates": Each of the Class [__] and Class [__] Certificates.

"Publicly Offered Global Certificates": Each of the Publicly Offered Certificates, if and so long as the applicable Class of Publicly Offered Certificates is registered in the name of the Depository.

"Purchase Price": With respect to (i) any Mortgage Loan to be repurchased or purchased pursuant to Section 2.03(e) or Section 9.01 of this Agreement, (ii) any Specially Serviced Loan or any Serviced REO Loan to be sold pursuant to Section 3.16 of this Agreement or (iii) any Defaulted Mortgage Loan that is a Non-Serviced Mortgage Loan to be sold by the Special Servicer in accordance with the proviso in Section 3.16(b) of this Agreement, an amount, calculated by the Master Servicer or the Special Servicer, as applicable, equal to:

(a)   the outstanding principal balance of such Mortgage Loan and any related Trust Subordinate Companion Loan (or related REO Loan) as of the date of purchase; plus

(b)   all accrued and unpaid interest on such Mortgage Loan at the related Mortgage Rate in effect from time to time to but not including the Due Date immediately preceding or coinciding with the Determination Date for the Collection Period of purchase, but excluding any Default Interest or Excess Interest; plus

(c)   all related unreimbursed Servicing Advances plus accrued and unpaid interest on related Advances at the Reimbursement Rate, and all Special Servicing Fees and Workout Fees allocable to such Mortgage Loan (and, in the case of a Non-Serviced Mortgage Loan, unpaid fees payable to the applicable servicer, Other Servicer, the Other Special Servicer or the Other Trustee allocable to such Mortgage Loan); plus

(d)   any Liquidation Fee due pursuant to Section 3.12 of this Agreement allocable to such Mortgage Loan or Specially Serviced Loan; plus

(e)   all Additional Trust Fund Expenses allocable to such Mortgage Loan; plus

(f)   if such Mortgage Loan (or related REO Loan) is being purchased or substituted by a Mortgage Loan Seller pursuant to the related Mortgage Loan Purchase Agreement, to the extent not otherwise included in the amount described in clause (c) of this definition, all reasonable out-of-pocket expenses reasonably incurred or to be incurred by the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, the Asset Representations Reviewer and the Trustee in respect of the Breach or Defect giving rise to the repurchase obligation, including any such expenses arising out of the enforcement of the repurchase obligation, including, without duplication, any such expenses previously reimbursed from the Collection Account or the applicable Serviced Whole Loan Collection Account, as applicable, plus accrued and unpaid interest thereon at the Reimbursement Rate, to the extent payable to the Master Servicer, the Special Servicer, the Certificate Administrator, the Asset Representations Reviewer or the Trustee; *provided*, *however*, that such out-of-pocket expenses shall not include expenses incurred by Certificateholders or Certificate Owners in instituting an

Asset Review Vote Election, in taking part in an Asset Review vote or in exercising such Certificateholder's or Certificate Owner's, as applicable, rights under the dispute resolution mechanics pursuant to Section 2.03(j) hereof.

For purposes of this Agreement, (i) the "Purchase Price" in respect of a Serviced Companion Loan that is purchased by the related Mortgage Loan Seller shall be the purchase price paid by the related Mortgage Loan Seller under the related Other Pooling and Servicing Agreement or the applicable servicing agreement and (ii) with respect to a sale of an REO Property securing a Serviced Whole Loan, the term Mortgage Loan or REO Loan shall be construed to include any related Companion Loans.

"Qualified Affiliate": Any Person (a) that is organized and doing business under the laws of any state of the United States or the District of Columbia, (b) that is in the business of performing the duties of a servicer of mortgage loans, and (c) as to which 50% or greater of its outstanding voting stock or equity ownership interest are directly or indirectly owned by the Master Servicer or the Special Servicer, as applicable, or by any Person or Persons who directly or indirectly own equity ownership interests in the Master Servicer or the Special Servicer, as applicable.

"Qualified Institutional Buyer": A "qualified institutional buyer" within the meaning of Rule 144A.

"Qualified Insurer": As used in Section 3.08 of this Agreement,

(i) in the case of each Mortgage Loan or Serviced Whole Loan, an insurance company or security or bonding company qualified to write the related insurance policy in the relevant jurisdiction and whose claims paying ability is rated (a) at least "[___]" by [___] (or, if not rated by [___], an equivalent rating by (x) at least two NRSROs (which may include [___],[___] and/or [___]) or (y) one NRSRO (which may include [___],[___] and/or [___]) and A.M. Best), (b) at least "[___]" by [___] (or, if not rated by [___], at least "[___]" by [___]) and (c) at least "[___]" by [___] (or, if not rated by [___], an equivalent (or higher) rating by any two other NRSROs (which may include [___],[___] and/or [___])), and

(ii) in the case of the fidelity bond and the errors and omissions insurance required to be maintained pursuant to Section 3.08(d) of this Agreement, (a) a company that shall have a claim paying ability rated at least equal to any one of the following: (1) "[___]" or better by [___], (2) "[___]" or better by [___], (3) "[___]" or better by [___], (4) "[___]" by [___] or (5) "[___]" or better by A.M. Best, or, in the case of clauses (i) and (ii), such other rating as to which the related Rating Agency (and, if applicable, the related Serviced Companion Loan Rating Agency) has provided a Rating Agency Confirmation relating to the Certificates and any Serviced Companion Loan Securities (subject to the foregoing exceptions).

"Qualified Mortgage": A Mortgage Loan that is a "qualified mortgage" within the meaning of Section 860G(a)(3) of the Code (but without regard to the rule in Treasury Regulations Section 1.860G-2(f)(2) that treats a defective obligation as a qualified mortgage), or any substantially similar successor provision.

"Qualified Substitute Mortgage Loan": A mortgage loan which must, on the date of substitution: (i) have an outstanding Stated Principal Balance, after application of all scheduled payments of principal and/or interest due during or prior to the month of substitution, whether or not received, not in excess of the Stated Principal Balance of the Removed Mortgage Loan as of the Due Date in the calendar month during which the substitution occurs; (ii) have a Mortgage Rate not less than the Mortgage Rate of the Removed Mortgage Loan; (iii) have the same Due Date and a grace period no longer than that of the Removed Mortgage Loan; (iv) accrue interest on the same basis as the Removed Mortgage Loan (for example, on the basis of a 360-day year and the actual number of days elapsed); (v) have a remaining term to stated maturity not greater than, and not more than two years less than, the remaining term to stated maturity of the Removed Mortgage Loan; (vi) have a then-current loan to value ratio equal to or less than [the lesser of (i)] the loan to value ratio for the Removed Mortgage Loan as of the Closing Date [and (ii) [____]%, in each case] using the "value for the Mortgaged Property as determined using an MAI appraisal; (vii) comply (except in a manner that would not be adverse to the interests of the Certificateholders) as of the date of substitution with all of the representations and warranties set forth in the applicable Mortgage Loan Purchase Agreement; (viii) have an Environmental Report that indicates no material adverse environmental conditions with respect to the related Mortgaged Property and that will be delivered as a part of the related Servicing File; (ix) have a then-current Debt Service Coverage Ratio at least equal to [the greater of (i)] the original Debt Service Coverage Ratio of the Removed Mortgage Loan as of the Closing Date [and (ii) [____]x]; (x) be determined by an Opinion of Counsel (at the applicable Mortgage Loan Seller's expense) to be a "qualified replacement mortgage" within the meaning of Section 860G(a)(4) of the Code; (xi) not have a maturity date or an amortization period that extends to a date that is after the date that is two years prior to the Rated Final Distribution Date; (xii) have comparable prepayment restrictions to those of the Replaced Mortgage Loan; (xiii) not be substituted for a Removed Mortgage Loan unless the Certificate Administrator and the Trustee have received prior Rating Agency Confirmation (the cost, if any, of obtaining such Rating Agency Confirmation to be paid by the applicable Mortgage Loan Seller (provided that no such confirmation from any Rating Agency shall be required with respect to any Serviced Companion Loan Securities); (xiv) have been approved, so long as no Control Termination Event has occurred and is continuing, by the Directing Certificateholder; (xv) prohibit defeasance within two years after the Closing Date; (xvi) not be substituted for a Removed Mortgage Loan if it would result in the termination of the REMIC status of any Trust REMIC or the imposition of tax on any Trust REMIC other than a tax on income expressly permitted or contemplated to be received by the terms of this Agreement, as determined by an Opinion of Counsel; (xvii) have an engineering report with respect to the related Mortgaged Property that will be delivered as a part of the related Servicing File; and (xviii) be current in the payment of all scheduled payments of principal and interest then due. In the event that one or more mortgage loans are substituted for one or more Removed Mortgage Loans, then the amounts described in clause (i) shall be determined on the basis of aggregate Stated Principal Balances and the rates described in clauses (ii) through (xviii) above and the rates referred to in clause (ii) above and the remaining term to stated maturity referred to in clause (v) above shall be determined on a weighted average basis; provided that no individual Mortgage Rate shall be lower than the highest Pass-Through Rate (that is a fixed rate not subject to a cap equal to the WAC Rate) of any Class of Sequential Pay Certificates (other than the Classes of Exchangeable Certificates) or any Class [PEZ] Regular Interest having an outstanding Certificate Balance (or, with respect to an AB Whole Loan, the Pass-Through Rate of the [LOAN SPECIFIC CLASS]

Certificates. When a Qualified Substitute Mortgage Loan is substituted for a Removed Mortgage Loan, the applicable Mortgage Loan Seller shall certify that the Mortgage Loan meets all of the requirements of the above definition and shall send such certification to the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the Trustee and, for so long as no Consultation Termination Event has occurred, the Directing Certificateholder.

"Rated Final Distribution Date": The Distribution Date in [_____] 20[__]. The Class [R] Certificates will not have a Rated Final Distribution Date.

"Rating Agency": Any of [_____], [_____], [_____] or [_____]; provided, that with respect to any matter affecting a Non-Serviced Mortgage Loan or any Serviced Whole Loan, "Rating Agency" shall also refer to any rating agency engaged to rate the Serviced Companion Loan Securities related to such Serviced Whole Loan or securities related to such Non-Serviced Mortgage Loan, as applicable.

"Rating Agency Confirmation" shall mean, with respect to any matter, confirmation in writing (which may be in electronic form) by each applicable Rating Agency that a proposed action, failure to act or other event so specified will not, in and of itself, result in the downgrade, withdrawal or qualification of the then-current rating assigned to any Class of Certificates if then rated by the Rating Agency; provided that a written waiver or other acknowledgment from any Rating Agency indicating its decision not to review the matter for which the Rating Agency Confirmation is sought shall be deemed to satisfy the requirement for the Rating Agency Confirmation from such Rating Agency with respect to such matter. At any time during which no Certificates are rated by a Rating Agency, no Rating Agency Confirmation shall be required from that Rating Agency. With respect to any matter affecting any Serviced Pari Passu Companion Loan, any Rating Agency Confirmation shall also refer to the nationally recognized statistical rating organizations then rating the securities representing an interest in such loan and such rating organizations' respective ratings of such securities.

"Rating Agency Q&A Forum and Document Request Tool": As defined in Section 3.14(d) of this Agreement.

"Real Property": Land or improvements thereon such as buildings or other inherently permanent structures thereon (including items that are structural components of the buildings or structures), in each such case as such terms are used in the REMIC Provisions.

"Realized Loss": With respect to any Distribution Date, the amount, if any, by which (i) the aggregate Stated Principal Balance (for purposes of this calculation only, not giving effect to any reductions of the Stated Principal Balance for principal payments received on the Mortgage Loans in the Mortgage Pool that were used to reimburse the Master Servicer or the Trustee from general collections of principal on the Mortgage Loans for Workout-Delayed Reimbursement Amounts, to the extent such Workout-Delayed Reimbursement Amounts are not otherwise determined to be Nonrecoverable Advances) of the Sequential Pay Certificates (other than the Exchangeable Certificates) and the Class [PEZ] Regular Interests, after giving effect to distributions of principal on such Distribution Date, is less than (ii) the aggregate Certificate Balance of the Sequential Pay Certificates (other than the Exchangeable Certificates) and the Class [PEZ] Regular Interests after giving effect to distributions of principal on that Distribution Date, immediately following the Determination Date preceding such Distribution Date.

"Reassignment of Assignment of Leases, Rents and Profits": As defined in Section 2.01(a)(viii) of this Agreement.

"Record Date": With respect to each Distribution Date, the close of business on the [last Business Day of the calendar month preceding the month in which such Distribution Date occurs.]

"Regular Certificates": The Class [___] and Class [___] Certificates.

"Regular Interests": The Class [PEZ] Regular Interests.

"Regulation AB": Subpart 229.1100 – Asset Backed Securities (Regulation AB), 17 C.F.R. §§ 229.1100-229.1125, as such may be amended from time to time, and subject to such clarification and interpretation as have been provided by the Commission or by the staff of the Commission, or as may be provided by the Commission or its staff from time to time.

"Regulation D": Regulation D under the Act.

"Regulation S": Regulation S under the Act.

"Regulation S Global Certificate": Each of the Class [___] and Class [___] Certificates issued as such on the Closing Date.

"Regulation S Investor": With respect to a transferee of an interest in a Regulation S Global Certificate, a transferee that acquires such interest pursuant to Regulation S.

"Regulation S Transfer Certificate": As defined in Section 5.02(c)(i)(B) of this Agreement.

"Reimbursement Rate": The rate *per annum* applicable to the accrual of interest on Servicing Advances in accordance with Section 3.21(e) and P&I Advances in accordance with Section 4.07(h), which rate *per annum* shall equal the Prime Rate. [Interest at the Reimbursement Rate will accrue from (and including) the date on which the related Advance is made or the related expense incurred to (but excluding) the date on which such amounts are recovered out of amounts received on the Mortgage Loan as to which such Advances were made or servicing expenses incurred or the first Master Servicer Remittance Date after a determination of non-recoverability, as the case may be, is made, provided that such interest at the Reimbursement Rate will continue to accrue to the extent funds are not available in the Collection Accounts for such reimbursement of such Advance.]

"Relevant Mortgage Loan": Any Mortgage Loan other than a Mortgage Loan that has previously been the subject of an Asset Review and delivery of an Asset Review Report pursuant to Section 11.01.

"Relevant Servicing Criteria": The Servicing Criteria applicable to each Reporting Servicer (as set forth, with respect to the Master Servicer, the Special Servicer, the Certificate Administrator and the Trustee on Schedule II to this Agreement). For clarification purposes, multiple Reporting Servicers can have responsibility for the same Relevant Servicing Criteria and some of the Servicing Criteria will not be applicable to certain Reporting Servicers.

With respect to a Servicing Function Participant engaged by the Master Servicer, the Special Servicer, the Certificate Administrator or the Trustee, the term "Relevant Servicing Criteria" refers to the items of the Relevant Servicing Criteria applicable to the Master Servicer, the Special Servicer, the Certificate Administrator or the Trustee that engaged such Servicing Function Participant that are applicable to such Servicing Function Participant based on the functions it has been engaged to perform.

"REMIC": A "real estate mortgage investment conduit" within the meaning of Section 860D of the Code and the REMIC Provisions.

"REMIC Provisions": Provisions of the federal income tax law relating to real estate mortgage investment conduits, which appear at Section 860A through 860G of subchapter M of chapter 1 of the Code, and related provisions, and regulations (including any applicable proposed regulations) and rulings promulgated thereunder, as the foregoing may be in effect from time to time.

"Removed Mortgage Loan": A Mortgage Loan which is repurchased from the Trust Fund pursuant to the terms hereof or as to which one or more Qualified Substitute Mortgage Loans are substituted.

"Rents from Real Property": With respect to any Serviced REO Property, gross income of the character described in Section 856(d) of the Code, which income, subject to the terms and conditions of that Section of the Code in its present form, does not include:

(a)   except as provided in Section 856(d)(4) of the Code or (6), any amount received or accrued, directly or indirectly, with respect to such Serviced REO Property, if the determination of such amount depends in whole or in part on the income or profits derived by any Person from such property (unless such amount is a fixed percentage or percentages of receipts or sales and otherwise constitutes Rents from Real Property);

(b)   any amount received or accrued, directly or indirectly, from any Person if the Trust Fund owns directly or indirectly (including by attribution) a ten percent or greater interest in such Person determined in accordance with Sections 856(d)(2)(B) and (d)(5) of the Code;

(c)   any amount received or accrued, directly or indirectly, with respect to such Serviced REO Property if any Person Directly Operates such Serviced REO Property;

(d)   any amount charged for services that are not customarily furnished in connection with the rental of property to tenants in buildings of a similar class in the same geographic market as such Serviced REO Property within the meaning of Treasury Regulations Section 1.856-4(b)(1) (whether or not such charges are separately stated); and

(e)   rent attributable to personal property unless such personal property is leased under, or in connection with, the lease of such Serviced REO Property and, for any taxable year of the Trust Fund, such rent is no greater than 15 percent of the total rent received or accrued under, or in connection with, the lease.

"REO Account": As defined in Section 3.15(b) of this Agreement.

"REO Loan": Any Mortgage Loan (excluding any Non-Serviced Mortgage Loan) or Serviced Whole Loan as to which the related Mortgaged Property has become an REO Property.

"REO Proceeds": With respect to any Serviced REO Property and the related Serviced REO Loan, all revenues received by the Special Servicer with respect to such Serviced REO Property or Serviced REO Loan which do not constitute Liquidation Proceeds.

"REO Property": A Mortgaged Property title to which has been acquired by the Special Servicer on behalf of the Trust Fund through foreclosure, deed in lieu of foreclosure or otherwise, or in the case of a Non-Serviced Mortgage Loan, the Trust Fund's beneficial interest in the Mortgaged Property acquired by the Other Trustee pursuant to the Other Pooling and Servicing Agreement.

"Replacement Mortgage Loan": Any Qualified Substitute Mortgage Loan that is substituted for one or more Removed Mortgage Loans.

"Reporting Servicer": As defined in Section 10.12 of this Agreement.

"Repurchase Communication": For purposes of Section 2.03(d) of this Agreement only, any communication, whether oral or written, which need not be in any specific form.

"Repurchase": As defined in Section 2.03(d) of this Agreement.

"Required Sponsor Retention Amount": [INSERT PRINCIPAL BALANCE AND CLASSES OF CERTIFICATES BEING RETAINED BY THE SPONSOR (OR ITS AFFILIATE) IN SATISFACTION OR PARTIAL SATISFACTION OF THE RISK RETENTION REQUIREMENTS][INCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

"Required [20% ORIGINATOR] Retention Amount": [INSERT PRINCIPAL BALANCE AND CLASSES OF CERTIFICATES BEING RETAINED BY [20% ORIGINATOR] IN PARTIAL SATISFACTION OF THE RISK RETENTION REQUIREMENTS][INCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

"Required Third Party Purchaser Retention Amount": [INSERT PRINCIPAL BALANCE AND CLASSES OF CERTIFICATES BEING PURCHASED BY A THIRD PARTY PURCHASER IN SATISFACTION OR PARTIAL SATISFACTION OF THE RISK RETENTION REQUIREMENTS][INCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

"Repurchase Request": As defined in Section 2.03(d) of this Agreement.

"Repurchase Request Recipient": As defined in Section 2.03(d) of this Agreement.

"Repurchase Request Rejection": As defined in Section 2.03(d) of this Agreement.

"Repurchase Request Withdrawal": As defined in Section 2.03(d) of this Agreement.

"Request for Release": A request for a release signed by a Servicing Officer, substantially in the form of Exhibit E to this Agreement.

"Requesting Certificateholder": The first Certificateholder or Certificate Owner to deliver a Repurchase Request as described in Section 2.03(j) with respect to a Mortgage Loan. For the avoidance of doubt, there may not be more than one Requesting Certificateholder with respect to any Mortgage Loan.

"Requesting Holders": As defined in Section 4.08(b) of this Agreement.

"Reserve Accounts": With respect to any Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan, reserve accounts, if any, established pursuant to the Mortgage or the Loan Agreement and any Escrow Account. Any Reserve Account may be a sub-account of a related Cash Collateral Account. Any Reserve Account shall be beneficially owned for federal income tax purposes by the Person who is entitled to receive the reinvestment income or gain thereon in accordance with the terms and provisions of the related Mortgage Loan or Serviced Whole Loan and Section 3.07 of this Agreement, which Person shall be taxed on all reinvestment income or gain thereon. The Master Servicer shall be permitted to make withdrawals therefrom for deposit into the related Cash Collateral Account, if applicable, or the Collection Account or for the purposes set forth under the related Loan Documents for the related Mortgage Loan or Serviced Whole Loan.

"Residual Certificates": The Class [R] Certificates, collectively.

"Resolution Extension Period" shall mean:

(a)   for purposes of remediating a Material Breach with respect to any Mortgage Loan, the 90-day period following the end of the applicable Initial Resolution Period;

(b)   for purposes of remediating a Material Defect with respect to any Mortgage Loan that is not a Specially Serviced Loan at the commencement of, and does not become a Specially Serviced Loan during, the applicable Initial Resolution Period, the period commencing at the end of the applicable Initial Resolution Period and ending on, and including, the earlier of (i) the 90th day following the end of such Initial Resolution Period and (ii) the 45th day following the applicable Mortgage Loan Seller's receipt of written notice from the Master Servicer or the Special Servicer of the

occurrence of any Servicing Transfer Event with respect to such Mortgage Loan subsequent to the end of such Initial Resolution Period;

(c)   for purposes of remediating a Material Defect with respect to any Mortgage Loan that is a not a Specially Serviced Loan as of the commencement of the applicable Initial Resolution Period, but as to which a Servicing Transfer Event occurs during such Initial Resolution Period, the period commencing at the end of the applicable Initial Resolution Period and ending on, and including, the 90th day following the earlier of the end of such Initial Resolution Period and the applicable Mortgage Loan Seller's receipt of written notice from the Master Servicer or the Special Servicer of the occurrence of such Servicing Transfer Event; and

(d)   for purposes of remediating a Material Defect with respect to any Mortgage Loan that is a Specially Serviced Loan as of the commencement of the applicable Initial Resolution Period, zero (-0-) days; provided that, if the applicable Mortgage Loan Seller did not receive written notice from the Master Servicer or the Special Servicer of the relevant Servicing Transfer Event as of the commencement of the applicable Initial Resolution Period, then such Servicing Transfer Event shall be deemed to have occurred during such Initial Resolution Period and clause (c) of this definition will be deemed to apply.

"Resolution Failure": As defined in Section 2.03(j).

"Resolved": With respect to a Repurchase Request, (i) that the related Defect or Breach has been cured, (ii) the related Mortgage Loan has been repurchased in accordance with the related Mortgage Loan Purchase Agreement, (iii) a mortgage loan has been substituted for the related Mortgage Loan in accordance with the related Mortgage Loan Purchase Agreement, (iv) the applicable Mortgage Loan Seller has paid the Loss of Value Payment, (v) a contractually binding agreement entered into between the Special Servicer, on behalf of the Trust, and the related Mortgage Loan Seller that resolves the Defect or Breach and satisfies the related Mortgage Loan Seller's obligations under the related Mortgage Loan Purchase Agreement, or (vi) the related Mortgage Loan is no longer property of the Trust as a result of a sale or other disposition in accordance with this Agreement.

"Responsible Officer": When used with respect to the Trustee or the Certificate Administrator, any officer of the Trustee or the Certificate Administrator, as the case may be, assigned to the Corporate Trust Office of such party; in each case, with direct responsibility for the administration of this Agreement and also, with respect to a particular matter, any other officer to whom such matter is referred because of such officer's knowledge of and familiarity with the particular subject, and, in the case of any certification required to be signed by a Responsible Officer, such an officer whose name and specimen signature appears on a list of corporate trust officers furnished to the Master Servicer by the Trustee and the Certificate Administrator, as such list may from time to time be amended.

"Restricted Certificate": As defined in Section 5.02(k) of this Agreement.

"Restricted Period": The 40-day period prescribed by Regulation S commencing on the later of (a) the date upon which the Certificates are first offered to persons other than the

Initial Purchasers and any other distributor (as defined in Regulation S) of the Certificates and (b) the Closing Date.

"Revised Rate": With respect to those Mortgage Loans on the Mortgage Loan Schedule indicated as having a revised rate, the increased interest rate after the Anticipated Repayment Date (in the absence of a default) for each applicable Mortgage Loan, as calculated and as set forth in the related Mortgage Loan.

"Rule 144A": Rule 144A under the Act.

"Rule 144A Global Certificate": Each of the Class [__] and Class [__] Certificates issued as such on the Closing Date.

"Rule 15Ga-1 Notice": As defined in Section 2.03(d) of this Agreement.

"Rule 15Ga-1 Notice Provider": As defined in Section 2.03(d) of this Agreement.

"S&P": Standard and Poor's Ratings Services, a Standard & Poor's Financial Services LLC business, or its successor in interest. If neither such rating agency nor any successor remains in existence, "S&P" shall be deemed to refer to such other nationally recognized statistical rating agency or other comparable Person reasonably designated by the Depositor, notice of which designation shall be given to the other parties hereto, and specific ratings of S&P herein referenced shall be deemed to refer to the equivalent ratings of the party so designated.

"Sarbanes Oxley Act": The Sarbanes Oxley Act of 2002 and the rules and regulations of the Commission promulgated thereunder (including any interpretations thereof by the Commission's staff).

"Sarbanes Oxley Certification": As defined in Section 10.08 of this Agreement.

"Scheduled Principal Distribution Amount": With respect to any Distribution Date and the Mortgage Loans, the aggregate of the principal portions of the following: (a) all Periodic Payments (excluding Balloon Payments) due in respect of such Mortgage Loans during or, if and to the extent not previously received or advanced pursuant to Section 4.07 in respect of a preceding Distribution Date (and not previously distributed to Certificateholders), prior to, the related Collection Period, and all Assumed Scheduled Payments with respect to the Mortgage Loans for the related Collection Period, in each case to the extent either (i) paid by the Borrower as of the Determination Date (or, with respect to each Mortgage Loan with a Due Date occurring or a grace period ending after the related Determination Date, the related Due Date or last day of such grace period, as applicable, to the extent received by the Master Servicer as of the Business Day preceding the Business Day the Master Servicer Remittance Date) or (ii) advanced by the Master Servicer or the Trustee, as applicable, pursuant to Section 4.07 in respect of such Distribution Date, and (b) all Balloon Payments with respect to the Mortgage Loans to the extent received on or prior to the related Determination Date (or, with respect to each Mortgage Loan with a Due Date occurring or a grace period ending after the related Determination Date, the related Due Date or last day of such grace period, as applicable, to the extent received by the

Master Servicer as of the Business Day preceding the Master Servicer Remittance Date), and to the extent not included in clause (a) above.

"Secure Data Room": [Description of website accessible by Asset Representations Reviewer for purposes of accessing Diligence Files.]

"Securities Legend": As defined in Section 5.02(c)(iii) of this Agreement.

"Sequential Pay Certificate": The Class [__] and Class [__] Certificates.

"[SERVICED LOAN] Companion Loans": As defined in the Preliminary Statement.

"[SERVICED LOAN] Whole Loan": The [SERVICED LOAN] Companion Loan, together with the [SERVICED LOAN] Mortgage Loan. References herein to the [SERVICED LOAN] Whole Loan shall be construed to refer to the aggregate indebtedness under the [SERVICED LOAN] Pari Passu Note A-[_], the [SERVICED LOAN] Pari Passu Note A-2 [and] the [SERVICED LOAN] Pari Passu Note A-3.

"[SERVICED LOAN] Mortgage Loan": As defined in the Preliminary Statement.

"[SERVICED LOAN] Pari Passu Note A-1": The promissory note designated as note A-1, which evidences a portion of the [SERVICED LOAN] Whole Loan. The [SERVICED LOAN] Loan Pari Passu Note A-1 is included in the Trust and is *pari passu* in right of payment to the [SERVICED LOAN] Pari Passu Note A-2, as set forth in the related Intercreditor Agreement.

"[SERVICED LOAN] Pari Passu Note A-2": The promissory note designated as note A-2, which evidences a portion of the [SERVICED LOAN] Whole Loan. The [SERVICED LOAN] Pari Passu Note A-2 is not included in the Trust and is *pari passu* in right of payment to the [SERVICED LOAN] Pari Passu Note A-1. As of the Closing Date, the [SERVICED LOAN] Pari Passu Note A-2 is held by [NAME OF LOAN SELLER].

"Serviced Companion Loan": With respect to any Serviced Whole Loan, any related mortgage loan not included in the Trust that is serviced under this Agreement and that is generally (a) payable on a *pari passu* basis with the related Mortgage Loan included in the Trust to the extent set forth in the related Intercreditor Agreement or (b) subordinated in right of payment to the related Mortgage Loan included in the Trust to the extent set forth in the related Intercreditor Agreement. The [SERVICED LOAN] are the Serviced Companion Loans.

"Serviced Companion Loan Rating Agency Confirmation": With respect to any matter involving the servicing and administration of a Serviced Companion Loan or Serviced REO Loan as to which any Serviced Companion Loan Securities exist, confirmation in writing (which may be in electronic form) by each applicable Serviced Companion Loan Rating Agency that a proposed action, failure to act or other event so specified will not, in and of itself, result in the downgrade, withdrawal or qualification of the then current rating assigned to any class of such Serviced Companion Loan Securities (if then rated by such Serviced Companion Loan

Rating Agency); <u>provided</u> that upon receipt of a written waiver or other acknowledgment from a Serviced Companion Loan Rating Agency indicating its decision not to review or declining to review the matter for which the Serviced Companion Loan Rating Agency Confirmation is sought (such written notice, a "<u>Serviced Companion Loan Rating Agency Declination</u>"), or as otherwise provided in <u>Section 3.30</u> of this Agreement, the requirement for the Serviced Companion Loan Rating Agency Confirmation from the applicable Serviced Companion Loan Rating Agency with respect to such matter shall not apply.

"<u>Serviced Companion Loan Noteholder</u>": Any holder of a Serviced Companion Loan; <u>provided</u> that for so long as a Serviced Companion Loan is included in an Other Securitization, for purposes of providing or distributing any reports, statements, notices or other information required or permitted to be provided to a Serviced Companion Loan Noteholder hereunder, "Serviced Companion Loan Noteholder" shall also include the related Other Servicer.

"<u>Serviced Companion Loan Noteholder Register</u>": As defined in <u>Section 3.27(b)</u> of this Agreement.

"<u>Serviced Companion Loan Rating Agency</u>": With respect to any Serviced Companion Loan, any rating agency that was engaged by a participant in the securitization of such Serviced Companion Loan to assign a rating to the related Serviced Companion Loan Securities.

"<u>Serviced Companion Loan Securities</u>": With respect to any Serviced Companion Loan so long as the related Mortgage Loan or any successor Serviced REO Loan is part of the Mortgage Pool, any class of securities backed by such Serviced Companion Loan. Any reference herein to a "series" of Serviced Companion Loan Securities shall refer to separate securitizations of one or more of the Serviced Companion Loans.

"<u>Serviced Companion Loan Service Provider</u>": With respect to any Serviced Pari Passu Companion Loan that has been deposited into a securitization trust, the related Other Trustee, Other Servicer, Other Special Servicer, any sub-servicer and any other Person that makes principal and/or interest advances in respect of such mortgage loan pursuant to the related Other Pooling and Servicing Agreement.

"<u>Serviced Pari Passu Companion Loan</u>": With respect to any Serviced Whole Loan, any related mortgage note not included in the Trust that is serviced under this Agreement and that is generally payable on a *pari passu* basis with the related Mortgage Loan included in the Trust to the extent set forth in the related Intercreditor Agreement. The [SERVICED PARI PASSU WHOLE LOAN] are the only Serviced Pari Passu Companion Loans.

"<u>Serviced Pari Passu Companion Loan Noteholder</u>": Any holder of a Serviced Pari Passu Companion Loan.

"<u>Serviced Pari Passu Whole Loan</u>": Any Whole Loan serviced under this Agreement that is divided into one or more notes, which includes a mortgage note that is included in the Trust and one or more *pari passu* mortgage notes not included in the Trust. References herein to a Serviced Pari Passu Whole Loan shall be construed to refer to the

aggregate indebtedness under the related notes. The [SERVICED PARI PASSU WHOLE LOAN] is the only Serviced Pari Passu Whole Loan.

"Serviced REO Loan": Any REO Loan that is serviced by the Special Servicer pursuant to this Agreement.

"Serviced REO Property": Any REO Property that is serviced by the Special Servicer pursuant to this Agreement.

"Serviced Subordinate Companion Loan": With respect to any Serviced Whole Loan, any related mortgage note not included in the Trust that is serviced under this Agreement and that is generally subordinated in right of payment to the related Mortgage Loan included in the Trust to the extent set forth in the related Intercreditor Agreement. There are no Serviced Subordinate Companion Loans related to the Trust.

"Serviced Whole Loan": Any Whole Loan serviced under this Agreement that is divided into one or more notes, which includes a mortgage note that is included in the Trust and (a) one or more Subordinate Companion Loans not included in the Trust, (b) one or more Trust Subordinate Companion Loans included in the Trust and/or (c) one or more *pari passu* mortgage notes not included in the Trust. References herein to a Serviced Whole Loan shall be construed to refer to the aggregate indebtedness under the related notes. The [SERVICED PARI PASSU LOAN] and [AB WHOLE LOAN] are the only Serviced Whole Loans.

"Serviced Whole Loan Collection Account": With respect to each Serviced Whole Loan, the separate account or sub-account created and maintained by the Master Servicer pursuant to Section 3.05(g) on behalf of the Certificateholders and the related Serviced Companion Loan Noteholders, which shall be entitled "[NAME OF MASTER SERVICER], as Master Servicer, on behalf of [NAME OF TRUSTEE], as Trustee, for the benefit of the Holders of Deutsche Mortgage & Asset Receiving Corporation, [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates, Serviced Whole Loan Collection Account." Amounts in any Serviced Whole Loan Collection Account applicable to the related Serviced Companion Loans shall not be assets of the Trust Fund, but instead shall be held by the Master Servicer on behalf of the Trust Fund (in respect of amounts reimbursable therefrom) and, the related Serviced Companion Loan Noteholders. Any such account or sub-account shall be an Eligible Account or a sub-account of an Eligible Account (including a sub-account of the Collection Account).

"Serviced Whole Loan Remittance Amount": For each distribution date that a Master Servicer is required to make a distribution to a Serviced Companion Loan Noteholder pursuant to Section 3.05(h) and with respect to each Serviced Whole Loan and related Mortgaged Property (if it becomes a Serviced REO Property), any amount received by the Master Servicer (or, with respect to a Serviced REO Property, the Special Servicer) during the related Collection Period that is payable to the Serviced Companion Loan Noteholder(s) pursuant to the related Intercreditor Agreement or to be remitted to the Collection Account.

"Serviced Whole Loan REO Account": As defined in Section 3.15(b) of this Agreement.

"Serviced Whole Loan Special Servicer": Any Person responsible for performing the duties of Special Servicer hereunder with respect to a Serviced Whole Loan or any related Serviced REO Property.

"Service(s)(ing)": In accordance with Regulation AB, the act of servicing and administering the Mortgage Loans or any other assets of the Trust by an entity that meets the definition of "servicer" set forth in Item 1101 of Regulation AB and is referenced in the disclosure requirements set forth in Item 1108 of Regulation AB. For clarification purposes, any uncapitalized occurrence of this term shall have the meaning commonly understood by participants in the commercial mortgage-backed securities market.

"Servicer Termination Event": A Master Servicer Termination Event or Special Servicer Termination Event, as applicable.

"Servicing Advance": All customary, reasonable and necessary "out of pocket" costs and expenses (including attorneys' fees and expenses and fees of real estate brokers) incurred by the Master Servicer, the Special Servicer, Certificate Administrator, or the Trustee, as applicable, in connection with the servicing and administering of (a) a Mortgage Loan (and in the case of a Serviced Mortgage Loan or the AB Whole Loan, the related Serviced Companion Loan or Trust Subordinate Companion Loan, as applicable), other than a Non-Serviced Mortgage Loan, in respect of which a default, delinquency or other unanticipated event has occurred or as to which a default is reasonably foreseeable or (b) an REO Property, including, in the case of each of such clause (a) and clause (b), but not limited to, (x) the cost of (i) compliance with the Master Servicer's obligations set forth in Section 3.04, (ii) the preservation, restoration and protection of a Mortgaged Property, (iii) obtaining any Insurance and Condemnation Proceeds or any Liquidation Proceeds of the nature described in clauses (i) – (vi) of the definition of "Liquidation Proceeds," (iv) any enforcement or judicial proceedings with respect to a Mortgaged Property, including foreclosures and (v) the operation, leasing, management, maintenance and liquidation of any REO Property and (y) any amount specifically designated herein to be paid as a "Servicing Advance". Notwithstanding anything to the contrary, "Servicing Advances" shall not include allocable overhead of the Master Servicer or the Special Servicer, such as costs for office space, office equipment, supplies and related expenses, employee salaries and related expenses and similar internal costs and expenses or costs and expenses incurred by any such party in connection with its purchase of a Mortgage Loan or REO Property. None of the Master Servicer, the Special Servicer or the Trustee shall make any Servicing Advance in connection with the exercise of any cure rights or purchase rights granted to the holder of a Companion Loan or Trust Subordinate Companion Loan under the related Intercreditor Agreement or this Agreement.

"Servicing Compensation": With respect to any Collection Period, the related Servicing Fee, Net Prepayment Interest Excess, if any, and any other fees, charges or other amounts payable to the Master Servicer under this Agreement for such period.

"Servicing Criteria": The criteria set forth in paragraph (d) of Item 1122 of Regulation AB as such may be amended from time to time.

"Servicing Fee": With respect to each Mortgage Loan, the AB Mortgage Loan, the Trust Subordinate Companion Loan or Serviced Pari Passu Companion Loan and for any

Distribution Date, an amount per Interest Accrual Period equal to the product of (i) the respective Servicing Fee Rate (adjusted to a monthly rate) and (ii) the Stated Principal Balance of such Mortgage Loan, the AB Mortgage Loan, the Trust Subordinate Companion Loan or Serviced Pari Passu Companion Loan as of the Due Date in the immediately preceding Collection Period (without giving effect to payments of principal on such Mortgage Loan, the AB Mortgage Loan, the Trust Subordinate Companion Loan or Serviced Pari Passu Companion Loan on such Due Date). The Servicing Fee shall be calculated in accordance with the provisions of Section 1.02(a) of this Agreement. For the avoidance of doubt, with respect to any Subordinate Companion Loan, unless otherwise agreed upon with the holder of the related Subordinate Companion Loan, no Servicing Fee shall accrue or be payable on the principal balance thereof, and with respect to each Mortgage Loan, the Servicing Fee shall be deemed payable from the Lower-Tier REMIC, including with respect to the AB Whole Loan.

"Servicing Fee Amount": With respect to the Master Servicer and any date of determination, the aggregate of the products obtained by multiplying, for each Mortgage Loan, the AB Mortgage Loan, the Trust Subordinate Companion Loan or Serviced Pari Passu Companion Loan, (a) the Stated Principal Balance of such Mortgage Loan, the AB Mortgage Loan, the Trust Subordinate Companion Loan or Serviced Pari Passu Companion Loan as of the end of the immediately preceding Collection Period and (b) the difference between the Servicing Fee Rate for such Mortgage Loan, the AB Mortgage Loan, the Trust Subordinate Companion Loan or Serviced Pari Passu Companion Loan over the servicing fee rate (if any) applicable to such Mortgage Loan, the AB Mortgage Loan, the Trust Subordinate Companion Loan or Serviced Pari Passu Companion Loan as specified in any Sub-Servicing Agreement related to such Mortgage Loan, the AB Mortgage Loan, the Trust Subordinate Companion Loan or Serviced Pari Passu Companion Loan. With respect to each Sub-Servicer and any date of determination, the aggregate of the products obtained by multiplying, for each Mortgage Loan, the AB Mortgage Loan, the Trust Subordinate Companion Loan or Serviced Pari Passu Companion Loan serviced by such Sub-Servicer, (a) the Stated Principal Balance of such Mortgage Loan, the AB Mortgage Loan, the Trust Subordinate Companion Loan or Serviced Pari Passu Companion Loan as of the end of the immediately preceding Collection Period and (b) the servicing fee rate specified in the related Sub-Servicing Agreement for such Mortgage Loan, the AB Mortgage Loan, the Trust Subordinate Companion Loan or the Serviced Pari Passu Whole Loan.

"Servicing Fee Rate": (A) With respect to each Mortgage Loan (with respect to the AB Whole Loan, excluding the Trust Subordinate Companion Loan), the sum of the Master Servicing Fee Rate and the related Primary Servicing Fee Rate, if any, which rates *per annum* are set forth on Exhibit B to this Agreement, (B) with respect to each Serviced Pari Passu Companion Loan, the related Primary Servicing Fee Rate and (C) with respect to the Trust Subordinate Companion Loan, [___]%.

"Servicing File": As defined in the related Mortgage Loan Purchase Agreement.

"Servicing Function Participant": Any Person, other than the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Operating Advisor or the Asset Representations Reviewer, that, within the meaning of Item 1122 of Regulation AB, is performing activities that address the Servicing Criteria, unless such Person's activities relate only to 5% or less of the Mortgage Loans (based on their Stated Principal Balance) or the Master

Servicer has assumed responsibility for the servicing activity, as provided for under Regulation AB. No Non-Serviced Mortgage Loan Service Provider shall be a Servicing Function Participant retained by any Servicing Function Participant that is a party to this Agreement, unless such party is a Servicing Function Participant in connection with its servicing obligations under this Agreement.

"<u>Servicing Officer</u>": Any officer or employee of the Master Servicer or the Special Servicer, as applicable, involved in, or responsible for, the administration and servicing of the Mortgage Loans and/or Serviced Companion Loans, or this Agreement and also, with respect to a particular matter, any other officer to whom such matter is referred because of such officer's or employee's knowledge of and familiarity with the particular subject, and, in the case of any certification required to be signed by a Servicing Officer, such an officer or employee whose name and specimen signature appears on a list of servicing officers furnished to the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee by the Master Servicer or the Special Servicer, as applicable, as such list may from time to time be amended.

"<u>Servicing Standard</u>": With respect to the Master Servicer (with respect to the Mortgage Loans (other than any Non-Serviced Mortgage Loans) and Serviced Whole Loans that are not Specially Serviced Loans) and the Special Servicer (with respect to the Specially Serviced Loans (other than any Non-Serviced Mortgage Loans) and Serviced REO Loans), to diligently service and administer the applicable Mortgage Loans (other than any Non-Serviced Mortgage Loans) or Serviced Whole Loans, Specially Serviced Loans (other than any Non-Serviced Mortgage Loans) and Serviced REO Loans for which each is responsible in the best interests of and for the benefit of all of the Certificateholders and, in the case of any Serviced Whole Loan, the related Serviced Companion Loan Noteholders (as a collective whole as if such Certificateholders and Serviced Companion Loan Noteholders constituted a single lender (and with respect to any Serviced Whole Loan with a related Subordinate Companion Loan, taking into account the subordinate nature of such Subordinate Companion Loan), as determined by the Master Servicer or the Special Servicer, as the case may be, in the exercise of its reasonable judgment) in accordance with applicable law, the terms of this Agreement, the applicable Loan Documents and any related Intercreditor Agreement, and to the extent not inconsistent with the foregoing, in accordance with the higher of the following standards of care:

     (a) the same manner in which, and with the same care, skill, prudence and diligence with which the Master Servicer or the Special Servicer, as the case may be, services and administers similar mortgage loans for other third-party portfolios, and

     (b) the same care, skill, prudence and diligence with which the Master Servicer or the Special Servicer, as the case may be, services and administers similar mortgage loans owned, if any, by the Master Servicer or the Special Servicer, as the case may be

In either case, with a view to the timely recovery of all payments of principal and interest under the applicable Mortgage Loans or Serviced Whole Loans or, in the case of Defaulted Mortgage Loans, the maximization of timely recovery of principal and interest on a net present value basis (determined in accordance with the Loan Documents or, if the Loan Documents are silent, at the Calculation Rate) on the applicable Mortgage Loans or Serviced

Whole Loans, and the best interests of the Trust and the Certificateholders and, in the case of any Serviced Whole Loan, the related Serviced Companion Loan Noteholders, (as a collective whole as if such Certificateholders and Serviced Companion Loan Noteholders, as applicable, constituted a single lender (and with respect to any Serviced Whole Loan with a related Subordinate Companion Loan, taking into account the pari passu or subordinate nature of such Subordinate Companion Loan), as determined by the Master Servicer or the Special Servicer, as the case may be, in its reasonable judgment in either case, giving due consideration to the customary and usual standards of practice of prudent institutional commercial, multifamily and manufactured housing community mortgage loan servicers, but without regard to any potential conflict of interest arising from (a) any relationship that the Master Servicer or the Special Servicer, as the case may be, or any Affiliate of the Master Servicer or the Special Servicer, may have with the related Borrower, any Mortgage Loan Seller, any other party to this Agreement or any Affiliate of the foregoing; (b) the ownership of any Certificate or any interest in any Non-Serviced Companion Loan, Serviced Companion Loan or any mezzanine loan related to a Mortgage Loan by the Master Servicer or the Special Servicer, as the case may be, or any Affiliate thereof; (c) the Master Servicer's obligation to make Advances; (d) the Master Servicer's or the Special Servicer's, as the case may be, right to receive compensation for its services hereunder or with respect to any particular transaction; (e) the ownership, servicing or management for others of any other mortgage loans or mortgaged properties by the Master Servicer or the Special Servicer or any Affiliate of the Master Servicer or the Special Servicer, as applicable; (f) any debt that the Master Servicer or the Special Servicer or any Affiliate of the Master Servicer or the Special Servicer, as applicable, has extended to any Borrower or an Affiliate of any Borrower (including, without limitation, any mezzanine financing); (g) any option to purchase any Mortgage Loan or the related Companion Loan the Master Servicer or Special Servicer, as the case may be, or any of its affiliates may have; (h) any obligation of the Master Servicer or any Affiliate thereof, to repurchase or substitute for a Mortgage Loan as Mortgage Loan Seller (if the Master Servicer or any Affiliate thereof is a Mortgage Loan Seller).

"Servicing Transfer Event": An event specified in the definition of Specially Serviced Loan.

"Significant Obligor": (a) Any obligor (as defined in Item 1101(i) of Regulation AB) or group of affiliated obligors on any Mortgage Loan or group of Mortgage Loans that represent, as of the Closing Date, 10% or more of the Mortgage Pool (by principal balance as of the Cut-off Date); or (b) any single Mortgaged Property or group of Mortgaged Properties securing any Mortgage Loan or group of cross collateralized and/or cross defaulted Mortgage Loans that represent, as of the Closing Date, 10% or more of the Mortgage Pool (by principal balance as of the Cut-off Date). The Mortgaged Property securing the Mortgage Loan identified on the Mortgage Loan Schedule as [SERVICED LOAN] constitutes the only Significant Obligor related to the Trust.

"Significant Obligor NOI Quarterly Filing Deadline": With respect to each calendar quarter (other than the fourth calendar quarter of any calendar year), the date that is 15 days after the Distribution Date occurring on or immediately following the 45th day after the end of such calendar quarter.

"Significant Obligor NOI Yearly Filing Deadline": With respect to each calendar year, the date that is the 90th day after the end of such calendar year.

"Similar Law": As defined in Section 5.02(k) of this Agreement.

"Small Loan Appraisal Estimate": With respect to any Mortgage Loan (other than any Non-Serviced Mortgage Loan) or Serviced Whole Loan having a Stated Principal Balance of less than $2,000,000, the Special Servicer's good faith estimate of the value of the Mortgaged Property securing such Mortgage Loan or Serviced Whole Loan, as certified to the Master Servicer by the Special Servicer.

"Sole Certificateholder": Any Holder (or Holders, provided they act in unanimity) holding 100% of the then outstanding Certificates (including Certificates with Certificate Balances that have been actually or notionally reduced by any Realized Losses or Appraisal Reduction Amounts, but excluding the Class [R] Certificates) or an assignment of the Voting Rights thereof; provided, that the Certificate Balances of the Class [__] and Class [__] Certificates and the Class [PEZ] Regular Interests have been reduced to zero; provided, further, that if the Holders of the Class [__] Certificates have assigned all of the Voting Rights of the Class [__] Certificates to the Holder of 100% of the then outstanding Class [__], Class [__], Class [__] and Class [__] Certificates, then "Sole Certificateholder" shall mean the Holder of 100% of the Class [__], Class [__] and Class [__] Certificates.

"Special Notice": Any (a) notice transmitted to Certificateholders pursuant to Section 5.05(c) of this Agreement, (b) notice of any request by at least 25% of the Voting Rights of the Certificates to terminate and replace the Special Servicer pursuant to Section 3.22(e) of this Agreement, (c) notice of any request by at least 15% of the Voting Rights of the Certificates to terminate and replace the Operating Advisor pursuant to Section 7.07(b) of this Agreement and (d) notice transmitted to Certificateholders pursuant to Section 3.22(c) of this Agreement.

"Special Servicer": [NAME OF SPECIAL SERVICER], or its successor in interest, or any successor special servicer appointed as provided herein.

"Special Servicer Exception Report": As defined in Section 2.01(e) of this Agreement.

"Special Servicer Servicing Personnel": The divisions and individuals of any Special Servicer who are involved in the performance of the duties of such Special Servicer under this Agreement.

"Special Servicer Termination Event": As defined in Section 7.01(b) of this Agreement.

"Special Servicing Compensation": With respect to any Mortgage Loan (other than any Non-Serviced Mortgage Loan) or Serviced Whole Loan, any of the Special Servicing Fee, Workout Fee, Liquidation Fee and any other fees, charges or other amounts which shall be due to the Special Servicer that are expressly provided for in Section 3.12 of this Agreement.

"Special Servicing Fee": With respect to each Specially Serviced Loan (or Serviced REO Loan) for each calendar month (or portion thereof), the fraction of the Special Servicing Fee Rate applicable to such month, or portion thereof (determined using the same interest accrual methodology that is applied with respect to the Mortgage Rate for such Mortgage

Loan for such month) multiplied by the Stated Principal Balance of such Specially Serviced Loan as of the Due Date (without giving effect to all payments of principal on such Specially Serviced Loan or Serviced REO Loan on such Due Date) in the Collection Period prior to such Distribution Date (or, in the event that a Principal Prepayment in full or an event described in clauses (i)-(vii) under the definition of Liquidation Proceeds has occurred with respect to any such Specially Serviced Loan or Serviced REO Loan on a date that is not a Due Date, on the basis of the actual number of days to elapse from and including the most recently preceding related Due Date to but excluding the date of such Principal Prepayment or Liquidation Proceeds event in a month consisting of 30 days). For the avoidance of doubt, the Special Servicing Fee shall be deemed to be paid from the Loan Specific REMIC with respect to the AB Whole Loan and the Lower-Tier REMIC with respect to the Mortgage Loans.

"Special Servicing Fee Rate": A rate equal to [__]% *per annum*.

"Specially Serviced Loan": Subject to Section 3.23 of this Agreement, any Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Companion Loan with respect to which:

(a) either (i) with respect to such Mortgage Loan or Serviced Companion Loan, other than a Balloon Loan, a payment default shall have occurred on such Mortgage Loan or Serviced Companion Loan at its Maturity Date or, if the Maturity Date of such Mortgage Loan or Serviced Companion Loan has been extended in accordance herewith, a payment default occurs on such Mortgage Loan or Serviced Companion Loan at its extended Maturity Date or (ii) with respect to a Balloon Loan, a payment default shall have occurred with respect to the related Balloon Payment; provided, that if (A) the related Borrower is diligently seeking a refinancing commitment (and delivers a statement to that effect to the Master Servicer, who shall promptly deliver a copy to the Special Servicer, the Operating Advisor and the Directing Certificateholder (but only if no Consultation Termination Event has occurred) within 30 days after such default), (B) the related Borrower continues to make its Assumed Scheduled Payment, (C) no other Servicing Transfer Event shall have occurred with respect to such Mortgage Loan or Serviced Companion Loan and (D) for so long as no Control Termination Event has occurred and is continuing, the Directing Certificateholder consents, a Servicing Transfer Event will not occur until 60 days beyond the related Maturity Date, unless extended by the Special Servicer in accordance with the Loan Documents, this Agreement and any related Intercreditor Agreement; and provided, further, if the related Borrower delivers to the Master Servicer, who shall have promptly delivered a copy to the Special Servicer, the Operating Advisor and the Directing Certificateholder (but only if no Consultation Termination Event has occurred), on or before the 60th day after the related Maturity Date, a refinancing commitment reasonably acceptable to the Special Servicer, and such Borrower continues to make its Assumed Scheduled Payments (and no other Servicing Transfer Event shall have occurred with respect to that Mortgage Loan or Serviced Companion Loan), a Servicing Transfer Event will not occur until the earlier of (1) 120 days beyond the related Maturity Date or extended Maturity Date and (2) the termination of the refinancing commitment;

(b)   any Periodic Payment (other than a Balloon Payment), or any amount due on a monthly basis as an Escrow Payment or reserve funds, is 60 days or more delinquent;

(c)   the Master Servicer or Special Servicer (and, in the case of a determination by the Special Servicer, for so long as no Control Termination Event has occurred and is continuing, with the consent of the Directing Certificateholder and, with respect to any Serviced Whole Loan, in consultation with the related Serviced Companion Loan Noteholders to the extent provided for in the related Intercreditor Agreement) determines in its reasonable business judgment, exercised in accordance with the Servicing Standard, that (x) a default consisting of a failure to make a payment of principal or interest is reasonably foreseeable or there is a significant risk of such default or (y) any other default that is likely to impair the use or marketability of the related Mortgaged Property or the value of the Mortgaged Property as security for the Mortgage Loan or Serviced Companion Loan is reasonably foreseeable or there is a significant risk of such default, which monetary or other default, in either case, would likely continue unremedied beyond the applicable grace period (or, if no grace period is specified, for a period of 60 days) and is not likely to be cured by the related Borrower within 60 days or, except as provided in clause (a)(ii) above, in the case of a Balloon Payment, for at least 30 days;

(d)   the related Borrower has become a subject of a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law, or the appointment of a conservator, receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs;

(e)   the related Borrower consents to the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings of or relating to such Borrower of or relating to all or substantially all of its property;

(f)   the related Borrower admits in writing its inability to pay its debts generally as they become due, files a petition to take advantage of any applicable insolvency or reorganization statute, makes an assignment for the benefit of its creditors, or voluntarily suspends payment of its obligations;

(g)   a default, of which the Master Servicer or Special Servicer has notice (other than a failure by such related Borrower to pay principal or interest) and which in the opinion of the Master Servicer or Special Servicer (in the case of the Special Servicer, for so long as no Control Termination Event has occurred and is continuing, with the consent of the Directing Certificateholder and, with respect to any Serviced Whole Loan, in consultation with the related Serviced Companion Loan Noteholders to the extent provided for in the related Intercreditor Agreement) materially and adversely affects the interests of the Certificateholders or any holder of a Serviced Companion Loan, if applicable, occurs and remains unremedied for the applicable grace period specified in

the Loan Documents for such Mortgage Loan or Serviced Companion Loan (or if no grace period is specified for those defaults which are capable of cure, 60 days); or

(h)   the Master Servicer or Special Servicer receives notice of the foreclosure or proposed foreclosure of any lien on the related Mortgaged Property;

provided, that such Mortgage Loan or Serviced Companion Loan will cease to be a Specially Serviced Loan (each, a "Corrected Mortgage Loan") (i) with respect to the circumstances described in clauses (a) and (b) above, when the related Borrower thereunder has brought such Mortgage Loan or Serviced Companion Loan current and thereafter made three consecutive full and timely Periodic Payments, including pursuant to any workout of such Mortgage Loan or Serviced Companion Loan, (ii) with respect to the circumstances described in clauses (c), (d), (e), (f) and (h) above, when such circumstances cease to exist in the good faith judgment of the Special Servicer, or (iii) with respect to the circumstances described in clause (g) above, when such default is cured (as determined by the Special Servicer in accordance with the Servicing Standard) or waived by the Special Servicer; provided, in each case, that at that time no circumstance exists (as described above) that would cause such Mortgage Loan or Serviced Companion Loan to continue to be characterized as a Specially Serviced Loan.

If a Servicing Transfer Event exists with respect to any Mortgage Loan included in a Serviced Whole Loan, then it will also be deemed to exist with respect to the related Serviced Companion Loans, and vice versa.

The right of the holder of the [LOAN SPECIFIC CLASS] Certificates to cure an event of default with respect to the AB Whole Loan under the related Intercreditor Agreement is subject to the limitations set forth in such Intercreditor Agreement. Any such cure deposit by the holder of a Subordinate Companion Loan shall be treated as an "outside reserve fund" for purposes of the REMIC Provisions, and the holder of such Subordinate Companion Loan shall be treated as the beneficial owner thereof or of any reimbursement from the Trust Fund, and shall be taxable on any reinvestment income thereon.

"Startup Day": In the case of the Loan Specific REMIC, Upper-Tier REMIC and Lower-Tier REMIC, the day designated as such pursuant to Section 2.06(a) of this Agreement.

"Stated Principal Balance": With respect to any Mortgage Loan, the AB Mortgage Loan, the Trust Subordinate Companion Loan, the Serviced Companion Loan or Serviced Whole Loan, as applicable, on any date of determination, the principal balance as of the Cut-off Date of such Mortgage Loan, Serviced Companion Loan or Serviced Whole Loan (or in the case of a Replacement Mortgage Loan, the outstanding principal balance as of the related date of substitution and after application of all scheduled payments of principal and interest due on or before the related Due Date in the month of substitution, whether or not received), as reduced (to not less than zero) on each Distribution Date by (i) all payments (or P&I Advances in lieu thereof) of, and all other collections allocated as provided in Section 1.02 of this Agreement to, principal of or with respect to such Mortgage Loan, the AB Mortgage Loan, the Trust Subordinate Companion Loan, the Serviced Companion Loan or Serviced Whole Loan, as applicable, that are distributed to the Certificateholders (other than the [LOAN SPECIFIC

CLASS] Certificates) or [LOAN SPECIFIC CLASS] Certificateholders, as applicable, on such Distribution Date or Serviced Companion Loan Noteholders on the related remittance date in the same calendar month as such Distribution Date or applied to any other payments required under this Agreement or related Intercreditor Agreement on or prior to such Distribution Date, and (ii) any principal forgiven by the Special Servicer (or with respect to a Non-Serviced Mortgage Loan, by the related Other Special Servicer or other applicable servicer) and other principal losses realized in respect of such Mortgage Loan, the AB Mortgage Loan, the Trust Subordinate Companion Loan, Serviced Companion Loan or Serviced Whole Loan during the related Collection Period (or with respect to a Non-Serviced Mortgage Loan, other principal losses realized in respect of such Non-Serviced Mortgage Loan during the related Collection Period as determined in accordance with the terms of the Other Pooling and Servicing Agreement).

For the avoidance of doubt, the Stated Principal Balance of the AB Mortgage Loan as of the Cut-off Date is $[_____] and the Stated Principal Balance of the Trust Subordinate Companion Loan as of the Cut-off Date is $[_____].

A Mortgage Loan or any related REO Loan shall be deemed to be part of the Trust Fund and to have an outstanding Stated Principal Balance until the Distribution Date on which Liquidation Proceeds, if any, are to be (or, if no such Liquidation Proceeds are received, would have been) distributed to Certificateholders. The Stated Principal Balance of any Mortgage Loan or Serviced Whole Loan with respect to which the Master Servicer or Special Servicer has made a Final Recovery Determination is zero.

"Sub-Servicer": Any Person engaged by the Master Servicer or the Special Servicer (including, for the avoidance of doubt, each Mortgage Loan Seller Sub-Servicer and any primary servicer) to perform servicing activities with respect to one or more Mortgage Loans or REO Loans.

"Sub-Servicing Agreement": The written contract between the Master Servicer, the Special Servicer, on the one hand, and any Sub-Servicer, on the other hand, relating to servicing and administration of the Mortgage Loans as provided in Section 3.01(c) of this Agreement.

"Subcontractor": Any vendor, subcontractor or other Person that is not responsible for the overall servicing (as "servicing" is commonly understood by participants in the mortgage-backed securities market) of Mortgage Loans but performs one or more discrete functions identified in Item 1122(d) of Regulation AB with respect to Mortgage Loans under the direction or authority of the Master Servicer or a Servicing Function Participant.

"Subordinate Companion Loan": With respect to any Whole Loan, any related subordinated loan not included in the Trust, which is subordinated in right of payment to the related Mortgage Loan to the extent set forth in the related Intercreditor Agreement.

"Substitution Shortfall Amount": In connection with the substitution of one or more Replacement Mortgage Loans for one or more Removed Mortgage Loans, the amount, if any, by which the Purchase Price or aggregate Purchase Price, as the case may be, for such Removed Mortgage Loan(s) exceeds the initial Stated Principal Balance or aggregate initial Stated Principal Balance, as the case may be, of such Replacement Mortgage Loan(s).

"Tax Returns": The federal income tax returns on IRS Form 1066, U.S. Real Estate Mortgage Investment Conduit (REMIC) Income Tax Return, including Schedule Q thereto, Quarterly Notice to Residual Interest Holders of REMIC Taxable Income or Net Loss Allocation, or any successor forms, to be filed by the Certificate Administrator on behalf of each of the Loan Specific REMIC, the Upper-Tier REMIC and the Lower-Tier REMIC due to its classification as a REMIC under the REMIC Provisions and the federal income tax return to be filed by the Certificate Administrator on behalf of the Grantor Trust due to its classification as a grantor trust under subpart E, part I of subchapter J of the Code, together with any and all other information, reports or returns that may be required to be furnished to the Certificateholders or filed with the IRS or any other governmental taxing authority under any applicable provisions of federal law or Applicable State and Local Tax Law.

["Third Party Purchaser": [ENTITY OR ENTITIES THAT PURCHASE THE REQUIRED THIRD PARTY PURCHASER RETENTION AMOUNT ON THE CLOSING DATE], or [any Person that purchases the Certificates comprising the Required Third Party Purchaser Retention Amount in accordance with this Agreement and applicable laws and regulations.] [INCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

"Terminated Party": As defined in Section 7.01(e) of this Agreement.

"Terminating Party": As defined in Section 7.01(e) of this Agreement.

"Termination Date": The Distribution Date on which the Trust Fund is terminated pursuant to Section 9.01 of this Agreement.

"Third Party Appraiser": A Person performing an Appraisal.

"Third Party Reports": With respect to any Mortgaged Property, the related Appraisal, Phase I environmental report, Phase II environmental report, seismic report, engineering report, structural report, property condition report or similar report, if any.

"Tranche Percentage Interest": The percentage ownership interest in a Class [PEZ] Regular Interest evidenced by an Exchangeable Certificate, which is equal to the ratio, expressed as a percentage, of (a) the Certificate Balance of that Certificate (or, in the case of a Class [PEZ] Certificate, the Certificate Balance of the related Class [PEZ] Component with the same letter designation as such Class [PEZ] Regular Interest) to (b) the outstanding Certificate Balance of such Class [PEZ] Regular Interest.

"Transfer": Any direct or indirect transfer or other form of assignment of any Ownership Interest in a Class [R] Certificate.

"Transferee Affidavit": As defined in Section 5.02(l)(ii) of this Agreement.

"Transferor Letter": As defined in Section 5.02(l)(ii) of this Agreement.

"Trust" or "Trust Fund": The corpus of the trust created hereby and to be administered hereunder, consisting of (in each case, to the extent of the Trust Fund's interest therein and specifically excluding any interest of any Serviced Companion Loan Noteholder therein): (i) such Mortgage Loans as from time to time are subject to this Agreement, together with the Mortgage Files relating thereto; (ii) all scheduled or unscheduled payments on or collections in respect of the Mortgage Loans due after the Cut-off Date; (iii) the Trust Fund's interest in any REO Property; (iv) all revenues received in respect of any REO Property; (v) any Assignments of Leases, Rents and Profits and any security agreements related to the Mortgage Loans; (vi) any indemnities or guaranties given as additional security for any Mortgage Loans; (vii) a security interest in all assets deposited in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and Reserve Accounts; (viii) the Loss of Value Reserve Fund; (ix) the Collection Account, the Serviced Whole Loan Collection Accounts, the Distribution Accounts, any Gain-on-Sale Reserve Account, the Interest Reserve Account and the Trust's interest in any REO Account, including any amounts on deposit therein, assets credited thereto and any reinvestment income, as applicable; (x) a security interest in any environmental indemnity agreements relating to the Mortgaged Properties; (xi) a security interest in all insurance policies with respect to the Mortgage Loans and the Mortgaged Properties; (xii) the rights and remedies under the Mortgage Loan Purchase Agreements relating to document delivery requirements with respect to the Mortgage Loans and the representations and warranties of the related Mortgage Loan Seller regarding its Mortgage Loans; (xiii) the Loan Specific REMIC Regular Interests, the Lower-Tier Regular Interests and the Class [PEZ] Regular Interests, (xiv) the Interest Deposit Amount (net of any Servicing Fee, the Certificate Administrator/Trustee Fee, the CREFC® Intellectual Property Royalty License Fee and the Operating Advisor Fee) and (xv) the proceeds of the foregoing (other than any interest earned on deposits in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and any Reserve Accounts, to the extent such interest belongs to the related Borrower).

"Trust Component": Collectively, the Class [PEZ] Component [___], the Class [PEZ] Component [___] and the Class [PEZ] Component [___].

"Trust Ledger": Amounts deposited in the Collection Account or a Serviced Whole Loan Collection Account and attributable to the Mortgage Loans or related Serviced Whole Loan, respectively, which are maintained pursuant to Section 3.06(a) and Section 3.06(b) of this Agreement, as applicable, and held on behalf of the Trustee on behalf of the Certificateholders or held on behalf of the Trustee on behalf of the Certificateholders and related Companion Loan Noteholders, as applicable.

"Trust REMICs": The Loan Specific REMIC, the Lower-Tier REMIC and the Upper-Tier REMIC.

"Trust Subordinate Companion Loan": As defined in the Preliminary Statement.

"Trust Subordinate Companion Loan Component Rate": A *per annum* rate equal to [_____]%.

"Trust Subordinate Companion Loan Component Net Rate": A *per annum* rate equal to the Trust Subordinate Companion Loan Component Rate minus the related Servicing

Fee Rate, Operating Advisor Fee Rate, CREFC® Intellectual Property Royalty License Fee Rate and Certificate Administrator/Trustee Fee Rate.

"Trustee": [NAME OF TRUSTEE], in its capacity as Trustee, or its successor in interest, or any successor Trustee appointed as herein provided.

"Trustee Personnel": The divisions and individuals of the Trustee who are involved in the performance of the duties of the Trustee under this Agreement.

"Underwriters": Deutsche Bank Securities Inc., [NAME OF OTHER UNDERWRITERS] and their respective successors in interest.

"Unliquidated Advance": Any Advance previously made by a party hereto that has been previously reimbursed, as between the Person that made the Advance hereunder, on the one hand, and the Trust Fund, on the other, as part of a Workout-Delayed Reimbursement Amount pursuant to Section 3.06(a) of this Agreement, as applicable, but that has not been recovered from the related Borrower or otherwise from collections on or the proceeds of the Mortgage Loan or the applicable Serviced Whole Loan or Serviced REO Property in respect of which the Advance was made.

"Unscheduled Payments": With respect to a Mortgage Loan and a Collection Period, all Net Liquidation Proceeds, Net Condemnation Proceeds and Net Insurance Proceeds payable under such Mortgage Loan, the Purchase Price of any Mortgage Loan that is repurchased or purchased pursuant to Section 2.03(e), Section 3.16 or Section 9.01 of this Agreement, the Substitution Shortfall Amount with respect to any substitution pursuant to Section 2.03(g) of this Agreement and any other payments under or with respect to such Mortgage Loan not scheduled to be made, including Principal Prepayments received by the Master Servicer (but excluding Prepayment Premiums or Yield Maintenance Charges, if any) during such Collection Period.

"Updated Appraisal": An Appraisal of a Mortgaged Property or Serviced REO Property, as the case may be, conducted subsequent to any appraisal performed on or prior to the Cut-off Date and in accordance with Appraisal Institute standards, the costs of which shall be paid as a Servicing Advance by the Master Servicer. Updated Appraisals shall be conducted by an Independent MAI appraiser selected by the Special Servicer.

"Updated Valuation": With respect to a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan having a Stated Principal Balance of $[2,000,000] or higher, an Updated Appraisal. With respect to a Mortgage Loan having a Stated Principal Balance of less than $[2,000,000], an updated Small Loan Appraisal Estimate or an Updated Appraisal.

"Unscheduled Principal Distribution Amount": With respect to any Distribution Date and the Mortgage Loans, the aggregate of the following: (a) all Principal Prepayments received on such Mortgage Loan on or prior to the Determination Date and (b) any other collections (exclusive of payments by Borrowers) received on the Mortgage Loans and any REO Properties on or prior to the related Determination Date whether in the form of Liquidation Proceeds, Insurance Proceeds and Condemnation Proceeds, net income, rents, and profits from

REO Property or otherwise, that were identified and applied by the master servicer as recoveries of previously unadvanced principal of the related Mortgage Loan; *provided*, that all such Liquidation Proceeds and Insurance Proceeds and Condemnation Proceeds will be reduced by any unpaid Special Servicing Fees, Liquidation Fees, any amount related to the Loss of Value Payments to the extent that such amount was transferred into the Collection Account during the related Collection Period, accrued interest on Advances and other additional trust fund expenses incurred in connection with the related Mortgage Loan, thus reducing the Unscheduled Principal Distribution Amount.

"Upper-Tier Distribution Account": The segregated non-interest bearing trust account or sub-account created and maintained by the Certificate Administrator pursuant to Section 3.05(f) of this Agreement, which shall be entitled "[NAME OF CERTIFICATE ADMINISTRATOR], as Certificate Administrator, for the benefit of [NAME OF TRUSTEE], as Trustee, for the benefit of the Holders of [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates, Upper-Tier Distribution Account" and which must be an Eligible Account or a sub-account of an Eligible Account. The Upper-Tier Distribution Account shall be an asset of the Upper-Tier REMIC.

"Upper-Tier REMIC": A segregated asset pool within the Trust Fund consisting of the Lower-Tier Regular Interests, the Upper-Tier Distribution Account and amounts held therein from time to time.

"U.S. Person": A citizen or resident of the United States, a corporation, partnership (except to the extent provided in applicable Treasury Regulations), or other entity created or organized in or under the laws of the United States, any state thereof or the District of Columbia, including any entity treated as a corporation or partnership for federal income tax purposes, an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. Persons have the authority to control all substantial decisions of such trust (or, to the extent provided in applicable Treasury Regulations, certain trusts in existence on August 20, 1996 that have elected to be treated as U.S. Persons).

"Voting Rights": The portion of the voting rights of all of the Certificates that is allocated to any Certificateholder or Class of Certificateholders. At all times during the term of this Agreement, the percentage of Voting Rights assigned to each Class shall be: (a) [__]% to be allocated among the Certificateholders of the respective Classes of Sequential Pay Certificates in proportion to the Certificate Balances (and solely in connection with any vote for purposes of determining whether to remove the Special Servicer pursuant to Section 7.01(a) or the Operating Advisor pursuant to Section 7.07(a), taking into account any notional reduction in the Certificate Balance for Appraisal Reduction Amounts allocated to the Certificates pursuant to Section 4.08(a) hereof) of their Certificates, (b) [__]% to be allocated among the Certificateholders of the [INTEREST ONLY CLASSES] Certificates (allocated to the [INTEREST ONLY CLASSES] Certificates on a *pro rata* basis based on their respective outstanding Notional Amounts at the time of determination) and (c) 0%, in the case of the [ARD CLASS], [LOAN SPECIFIC CLASS] and the Class [R] Certificates. Voting Rights allocated to a Class of Certificateholders shall be allocated among such Certificateholders in proportion to the Percentage Interests in such Class evidenced by their respective Certificates; provided, that for purposes of such allocations,

the Class [__] Certificates and the Class [PEZ] Component [___] shall be considered as if they together constituted a single "Class", the Class [__] Certificates and the Class [PEZ] Component [___] shall be considered as if they together constitute a single "Class", the Class [__] Certificates and the Class [PEZ] Component [___] shall be considered as if they together constitute a single "Class" and the Holders of the Class [__] Certificates shall have the Voting Rights so allocated to the Class [PEZ] Components and no other Voting Rights. Voting Rights allocated to a Class of Certificateholders shall be allocated among such Certificateholders in proportion to the Percentage Interests in such Class evidenced by their respective Certificates. A Holder of an Exchangeable Certificate that is a Non-U.S. Person shall irrevocably appoint a U.S. Person to vote on any matter requiring the vote of such Non-U.S. Person.

"WAC Rate": With respect to any Distribution Date, a *per annum* rate equal to the fraction (expressed as a percentage) the numerator of which is the sum for all Mortgage Loans (including the AB Mortgage Loan but excluding the Trust Subordinate Companion Loan) of the product of (i) the Net Mortgage Rate for each such Mortgage Loan (including the AB Mortgage Loan but excluding the Trust Subordinate Companion Loan) as of the first day of the related Collection Period and (ii) the Stated Principal Balance of each such Mortgage Loan (including the AB Mortgage Loan but excluding the Trust Subordinate Companion Loan) as of the first day of the related Collection Period, and the denominator of which is the sum of the Stated Principal Balances of all Mortgage Loans (including the AB Mortgage Loan but excluding the Trust Subordinate Companion Loan) as of the first day of the related Collection Period (after giving effect to any payments received during any applicable grace period).

"WHFIT": shall mean a "Widely Held Fixed Investment Trust" as that term is defined in Treasury Regulations section 1.671-5(b)(22) or successor provisions.

"WHFIT Regulations": shall mean Treasury Regulations section 1.671-5, as amended.

"WHMT": A "Widely Held Mortgage Trust" as that term is defined in Treasury Regulations Section 1.671-5(b)(23) or successor provisions.

"Whole Loan": Each of the [SERVICED LOAN] Whole Loan, the [AB WHOLE LOAN] Whole Loan and the [NON-SERVICED LOAN] Whole Loan.

"Withheld Amount": With respect to each Mortgage Loan (other than, with respect to the AB Whole Loan, the Trust Subordinate Companion Loan) that accrues interest on an Actual/360 Basis, and with respect to each Distribution Date occurring in January of each calendar year that is not a leap year and February of each calendar year, unless in either case such Distribution Date is the final Distribution Date, an amount equal to one day's interest at the Net Mortgage Rate on the respective Stated Principal Balance as of the Due Date in the month preceding the month in which such Distribution Date occurs, to the extent that a Periodic Payment or a P&I Advance is made in respect thereof.

The Withheld Amount for each applicable Distribution Date for each Mortgage Loan that does not accrue interest on a 30/360 basis will be equal to 1/31 of the interest accrued in respect of the immediately preceding Due Date, to the extent a Periodic Payment or P&I Advance is made in respect thereof.

-111-

"Workout-Delayed Reimbursement Amounts": With respect to any Mortgage Loan or, with respect to Servicing Advances, any Serviced Whole Loan, the amount of any Advance made with respect to such Mortgage Loan or Serviced Whole Loan on or before the date such Mortgage Loan or Serviced Whole Loan becomes (or, but for the making of three monthly payments under its modified terms, would then constitute) a Corrected Mortgage Loan, together with (to the extent accrued and unpaid) interest on such Advances, to the extent that (i) such Advance is not reimbursed to the Person who made such Advance on or before the date, if any, on which such Mortgage Loan or Serviced Whole Loan becomes a Corrected Mortgage Loan and (ii) the amount of such Advance becomes an obligation of the related Borrower to pay such amount under the terms of the modified Loan Documents.

"Workout Fee": An amount equal to the lesser of (1) [___]% of each collection of interest and principal (including scheduled payments, prepayments (provided that a repurchase or substitution by a Mortgage Loan Seller of a Mortgage Loan due to a Material Defect or a Material Breach shall not be considered a prepayment for purposes of this definition), Balloon Payments and payments at maturity, but excluding late payment charges, Default Interest and Excess Interest) received on a Specially Serviced Loan that becomes a Corrected Mortgage Loan for so long as it remains a Corrected Mortgage Loan, pursuant to Section 3.12(c) of this Agreement and (2) $[_____], in the aggregate with respect to any particular workout of a Specially Serviced Loan; provided that the Workout Fee with respect to any Corrected Mortgage Loan shall be capped in accordance with Section 3.12(c) of this Agreement; provided, further that no Workout Fee shall be payable by the Trust with respect to any Corrected Mortgage Loan if and to the extent that the Corrected Mortgage Loan became a Specially Serviced Loan under clause (c) of the definition of "Specially Serviced Loan" (and no other clause of such definition) and no event of default actually occurs, unless the Mortgage Loan or Serviced Companion Loan is modified by the Special Servicer in accordance with the terms of this Agreement; provided, further that if a Mortgage Loan or Serviced Companion Loan becomes a Specially Serviced Loan only because of an event described in clause (a) of the definition of "Specially Serviced Loan" and the related collection of principal and interest is received within [__] months following the related maturity date as a result of the related Mortgage Loan or Serviced Companion Loan being refinanced or otherwise repaid in full, the Special Servicer shall not be entitled to collect a Workout Fee out of the proceeds received in connection with such workout if such fee would reduce the amount available for distributions to Certificateholders, but the Special Servicer may collect from the related Borrower and retain (x) a workout fee, (y) such other fees as are provided for in the related Loan Documents and (z) other appropriate fees in connection with such workout. The total amount of Workout Fees payable by the Trust with respect to any Corrected Mortgage Loan and with respect to any particular workout (assuming, for the purposes of this calculation, that such Corrected Mortgage Loan continues to perform throughout its term in accordance with the terms of the related workout) shall be reduced by the amount of any and all related Offsetting Modification Fees received by the Special Servicer as additional servicing compensation relating to such Corrected Mortgage Loan; provided that the Special Servicer shall be entitled to collect such Workout Fees from the Trust until such time it has been fully paid such reduced amount. For the avoidance of doubt, the Mortgage Loan Seller will be required to pay a Workout Fee in connection with a repurchase or substitution to the extent the Special Servicer was entitled to such a fee and such fee was unpaid immediately prior to such repurchase or substitution or was previously paid by the Trust and was not reimbursed by the related Borrower immediately prior to such repurchase or substitution. In furtherance of the foregoing,

upon a Specially Serviced Loan becoming a Corrected Mortgage Loan, the Special Servicer shall provide the Master Servicer with a calculation of the total amount of Workout Fees expected to be payable by the Trust with respect to such Corrected Mortgage Loan throughout its term (which calculation shall be reasonably acceptable to the Master Servicer) and the total amount of related Offsetting Modification Fees received by the Special Servicer.

"Yield Maintenance Charge": With respect to any Mortgage Loan or Serviced Companion Loan, the yield maintenance charge set forth in the related Loan Documents; provided that, amounts shall be considered Yield Maintenance Charges pursuant to the allocation set forth under Section 1.02(f) or Section 1.02(g), as applicable.

Section 1.02 Certain Calculations. Unless otherwise specified herein, the following provisions shall apply:

(a) All calculations of interest with respect to the Mortgage Loans and Serviced Companion Loans (other than the Actual/360 Loans) and of Advances in respect thereof provided for herein shall be made on the basis of a 360-day year consisting of twelve 30-day months. All calculations of interest with respect to the Actual/360 Loans and of Advances provided in respect thereof provided for herein shall be made as set forth in the Loan Documents for such Mortgage Loans and, if applicable, Serviced Companion Loans, with respect to the calculation of the related Mortgage Rate. The Servicing Fee, the Certificate Administrator/Trustee Fee, the CREFC® Intellectual Property Royalty License Fee and the Operating Advisor Fee for each Mortgage Loan or Serviced Whole Loan, as applicable, shall accrue on the same basis as interest accrues on such Mortgage Loan or Serviced Whole Loan, as applicable.

(b) Any Mortgage Loan or Serviced Whole Loan payment is deemed to be received on the date such payment is actually received by the Master Servicer or the Certificate Administrator; provided, that for purposes of calculating distributions on the Certificates, Principal Prepayments with respect to any Mortgage Loan or Serviced Whole Loan are deemed to be received on the date they are applied in accordance with Section 3.01(b) of this Agreement to reduce the Stated Principal Balance of such Mortgage Loan or Serviced Whole Loan on which interest accrues.

(c) Except as otherwise provided in the related Loan Documents or Intercreditor Agreement, any amounts received in respect of a Mortgage Loan or Serviced Whole Loan as to which a default has occurred and is continuing in excess of Periodic Payments shall be applied to Default Interest and other amounts due on such Mortgage Loan or Serviced Whole Loan prior to the application to late fees.

(d) Allocations of payments between a Mortgage Loan and the related Serviced Companion Loans in a Whole Loan shall be made in accordance with the related Intercreditor Agreement.

(e) If an expense under this Agreement relates in the reasonable judgment of the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee or the Paying Agent, as applicable, primarily to the administration of the Trust Fund, any Trust REMIC or the Grantor Trust or to any determination respecting the amount, payment or avoidance of any tax

-113-

under the REMIC Provisions or the actual payment of any REMIC tax or expense, or Grantor Trust tax or expense or this Agreement states that any expense is solely "an expense of the Trust Fund" or words of similar import, then such expense shall not be allocated to, deducted or reimbursed from, or otherwise charged against any Serviced Companion Loan Noteholder and such Serviced Companion Loan Noteholder shall not suffer any adverse consequences as a result of the payment of such expense.

(f)　　All amounts collected by or on behalf of the Trust in respect of any Mortgage Loan (other than an REO Loan) in the form of payments from the related Borrower, Liquidation Proceeds, Condemnation Proceeds or Insurance Proceeds (exclusive, if applicable, in the case of a Mortgage Loan that is part of a Serviced Whole Loan, of any amounts payable to the holder of the related Serviced Companion Loan, pursuant to the related Intercreditor Agreement) shall be allocated to amounts due and owing under the related Loan Documents (including for principal and accrued and unpaid interest) in accordance with the express provisions of the related Loan Documents and, with respect to any Mortgage Loan that is part of a Serviced Whole Loan, the related Intercreditor Agreement; provided, absent such express provisions, all such amounts collected (exclusive, if applicable, in the case of a Mortgage Loan that is part of a Serviced Whole Loan, of any amounts payable to the holder of the related Serviced Companion Loan pursuant to the related Intercreditor Agreement) shall be deemed to be allocated for purposes of collecting amounts due under the Mortgage Loan in the following order of priority:

(i)　　as a recovery of any unreimbursed Advances (including any Workout-Delayed Reimbursement Amount) with respect to such Mortgage Loan and unpaid interest at the Reimbursement Rate on such Advances and, if applicable, unreimbursed and unpaid Additional Trust Fund Expenses with respect to such Mortgage Loan;

(ii)　　as a recovery of Nonrecoverable Advances and any interest at the Reimbursement Rate thereon to the extent previously paid or reimbursed from principal collections on the Mortgage Loans (as described in the first proviso in the definition of Principal Distribution Amount);

(iii)　　to the extent not previously allocated pursuant to clause (i) above, as a recovery of accrued and unpaid interest on such Mortgage Loan (exclusive of Default Interest and Excess Interest) to the extent of the excess of (A) accrued and unpaid interest on such Mortgage Loan at the related Mortgage Rate in effect from time to time through the end of the applicable Mortgage Loan Interest Accrual Period, over (B) the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have theretofore occurred under Section 4.07(d) of this Agreement in connection with Appraisal Reduction Amounts (to the extent that collections have not been allocated as a recovery of accrued and unpaid interest pursuant to clause (v) below on earlier dates);

(iv)　　to the extent not previously allocated pursuant to clause (i) above, as a recovery of principal of such Mortgage Loan then due and owing, including by reason of acceleration of such Mortgage Loan following a default thereunder (or, if such Mortgage

Loan has been liquidated, as a recovery of principal to the extent of its entire remaining unpaid principal balance);

(v) as a recovery of accrued and unpaid interest on such Mortgage Loan to the extent of the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have theretofore occurred under Section 4.07(d) of this Agreement in connection with related Appraisal Reduction Amounts (to the extent that collections have not been allocated as recovery of accrued and unpaid interest pursuant to this clause (v) on earlier dates);

(vi) as a recovery of amounts to be currently allocated to the payment of, or escrowed for the future payment of, real estate taxes, assessments and insurance premiums and similar items relating to such Mortgage Loan;

(vii) as a recovery of any other reserves to the extent then required to be held in escrow with respect to such Mortgage Loan;

(viii) as a recovery of any Yield Maintenance Charge or Prepayment Premium then due and owing under such Mortgage Loan;

(ix) as a recovery of any late payment charges and Default Interest and Excess Interest then due and owing under such Mortgage Loan;

(x) as a recovery of any Assumption Fees and Modification Fees then due and owing under such Mortgage Loan;

(xi) as a recovery of any other amounts then due and owing under such Mortgage Loan other than remaining unpaid principal (if both consent fees and Operating Advisor Consulting Fees are due and owing, *first*, allocated to consent fees and *then*, allocated to Operating Advisor Consulting Fees);

(xii) as a recovery of any remaining principal of such Mortgage Loan to the extent of its entire remaining unpaid principal balance; and

(xiii) in the case of an ARD Loan after the related Anticipated Repayment Date, any accrued but unpaid Excess Interest.

provided that, to the extent required under the REMIC Provisions, payments or proceeds received (or receivable by exercise of the Loan Seller's rights under the related Loan Documents) with respect to any partial release of a Mortgaged Property (including in connection with a condemnation) at a time when the loan-to-value ratio of the related Mortgage Loan (or Serviced Whole Loan) exceeds 125% or would exceed 125% following any partial release (based solely on the value of real property and excluding personal property and going concern value, if any) must be collected and allocated to reduce the Stated Principal Balance of the Mortgage Loan (or Serviced Whole Loan) in the manner permitted by such REMIC Provisions.

(g) Collections by or on behalf of the Trust in respect of any REO Property (exclusive of amounts to be allocated to the payment of the costs of operating, managing,

leasing, maintaining and disposing of such REO Property and, if applicable, in the case of an REO Property related to a Serviced Whole Loan, exclusive of any amounts payable to the holder of the related Serviced Companion Loan pursuant to the related Intercreditor Agreement) shall be deemed to be allocated for purposes of collecting amounts due under the Mortgage Loan in the following order of priority:

(i) as a recovery of any unreimbursed Advances (including any Workout-Delayed Reimbursement Amount) with respect to such Mortgage Loan and unpaid interest at the Reimbursement Rate on such Advances and, if applicable, unreimbursed and unpaid Additional Trust Fund Expenses with respect to such Mortgage Loan;

(ii) as a recovery of Nonrecoverable Advances and any interest at the Reimbursement Rate thereon to the extent previously allocated to principal collections on the Mortgage Loans (as described in the first proviso in the definition of Principal Distribution Amount);

(iii) to the extent not previously allocated pursuant to clause (i) above, as a recovery of accrued and unpaid interest on the related Mortgage Loan (exclusive of Default Interest and Excess Interest) to the extent of the excess of (A) accrued and unpaid interest on such Mortgage Loan at the related Mortgage Rate in effect from time to time through the end of the applicable Mortgage Loan Interest Accrual Period, over (B) the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have theretofore occurred under Section 4.07(d) of this Agreement in connection with Appraisal Reduction Amounts (to the extent that collections have not been allocated as a recovery of accrued and unpaid interest pursuant to clause (v) below on earlier dates);

(iv) to the extent not previously allocated pursuant to clause (i)-(ii) above, as a recovery of principal of the related Mortgage Loan to the extent of its entire unpaid principal balance;

(v) as a recovery of accrued and unpaid interest on the related Mortgage Loan to the extent of the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have theretofore occurred under Section 4.07(d) of this Agreement in connection with related Appraisal Reduction Amounts (to the extent that collections have not theretofore been allocated as a recovery of accrued and unpaid interest pursuant to this clause (v) on earlier dates);

(vi) as a recovery of any Yield Maintenance Charge or Prepayment Premium then due and owing under the related Mortgage Loan;

(vii) as a recovery of any late payment charges and Default Interest and Excess Interest then due and owing under the related Mortgage Loan;

(viii) as a recovery of any Assumption Fees and Modification Fees then due and owing under the related Mortgage Loan;

(ix)   as a recovery of any other amounts then due and owing under the related Mortgage Loan other than remaining unpaid principal (if both consent fees and Operating Advisor Consulting Fees are due and owing, *first*, allocated to consent fees and *then*, allocated to Operating Advisor Consulting Fees); and

(x)   in the case of an ARD Loan after the related Anticipated Repayment Date, any accrued but unpaid Excess Interest.

(h)   The applications of amounts received in respect of any Mortgage Loan pursuant to paragraph (f) of this Section 1.02 shall be determined by the Master Servicer in accordance with the Servicing Standard. The applications of amounts received in respect of any Mortgage Loan, or any REO Property pursuant to paragraph (g) of this Section 1.02 shall be determined by the Special Servicer in accordance with the Servicing Standard.

(i)   All net present value calculations and determinations made hereunder with respect to the Mortgage Loans or a Mortgaged Property or REO Property (including for purposes of the definition of "Servicing Standard") shall be made in accordance with the Loan Documents or, if the Loan Documents are silent, using the Calculation Rate.

(j)   For purposes of calculations required herein, Excess Interest shall not be added to the outstanding principal balance of the Mortgage Loans notwithstanding that the related loan documents may provide otherwise.

Section 1.03   Certain Constructions. For purposes of this Agreement, references to the most or next most subordinate Class of Certificates or Regular Interest outstanding at any time shall mean the most or next most subordinate Class of Certificates or Class [PEZ] Regular Interest then outstanding as among the Class [__] and Class [__] Certificates and the Class [PEZ] Regular Interests. For such purposes, the Class [__] and Class [__] Certificates, collectively, shall be considered to be one Class. For purposes of this Agreement, each Class of Certificates (other than the [INTEREST ONLY CLASS], [ARD CLASS] and Class [R] Certificates) and Class [PEZ] Regular Interests shall be deemed to be outstanding only to the extent its respective Certificate Balance has not been reduced to zero. For purposes of this Agreement, the [ARD CLASS] Certificates shall be outstanding so long as any of the ARD Loans are outstanding. For purposes of this Agreement, the Class [R] Certificates shall be outstanding so long as the Trust Fund has not been terminated pursuant to Section 9.01 of this Agreement or any other Class of Certificates or Class [PEZ] Regular Interest remains outstanding. For purposes of this Agreement, each of the [INTEREST ONLY CLASS] Certificates shall be deemed to be outstanding until their respective Notional Amounts have been reduced to zero.

Notwithstanding anything to the contrary contained herein, for purposes of this Agreement, each reference to any action by the Master Servicer or Special Servicer that is subject to the consent or approval of the Directing Certificateholder shall in each case be further subject to the determination by the Master Servicer or Special Servicer that taking or refraining from taking the action as proposed by the Directing Certificateholder, or not taking such action as proposed by the Master Servicer or Special Servicer if the Directing Certificateholder fails to grant its consent or approval to any action proposed to be taken by the Master Servicer or Special Servicer, in each case, is consistent with the Servicing Standard. In each case, (a) if the response by the Directing Certificateholder hereunder is inconsistent with the Servicing Standard, the

Master Servicer or the Special Servicer shall take such action as is consistent with the Servicing Standard, and (b) if the Master Servicer or Special Servicer determines that immediate action is necessary to protect the interests of the Certificateholder and, in the case of any Serviced Whole Loan, the related Serviced Companion Loan Noteholders, (as a collective whole as if such Certificateholders and Serviced Companion Loan Noteholders, as applicable, constituted a single lender (and with respect to any Serviced Whole Loan with a related Subordinate Companion Loan, taking into account the subordinate nature of such Subordinate Companion Loan)) and has made a reasonable effort to contact the Directing Certificateholder, it may take such action without waiting for a response from the Directing Certificateholder.

Section 1.04 <u>Certain Matters Relating to the Non-Serviced Mortgage Loans</u>. Each Other Servicer, Other Special Servicer, Other Depositor, Other Operating Advisor, Other Asset Representations Reviewer and Other Trustee, and any of their respective directors, officers, employees or agents (collectively, the "<u>Other Indemnified Parties</u>"), shall be indemnified by the Trust and held harmless against the Trust's *pro rata* share (subject to the related Intercreditor Agreement) of any and all claims, losses, damages, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments and any other costs, liabilities, fees and expenses incurred in connection with any actual or threatened legal action or claim relating to the related Non-Serviced Mortgage Loan under the related Other Pooling and Servicing Agreement, this Agreement or the related Intercreditor Agreement (but excluding any such losses allocable to the related Companion Loans); <u>provided</u> that such indemnification will not extend to any losses, liabilities, costs or expenses: (i) specifically required to be borne by such party, without right of reimbursement, pursuant to the terms of the related Other Pooling and Servicing Agreement; (ii) incurred in connection with any legal action or claim against such party resulting from any breach of a representation or warranty made by such person under the related Other Pooling and Servicing Agreement or (iii) incurred in connection with any legal action or claim against such party resulting from any willful misfeasance, bad faith or negligence in the performance of such Person's obligations and duties under the related Other Pooling and Servicing Agreement or the related Intercreditor Agreement or resulting from negligent disregard of such obligations and duties.

In connection with the securitization of any Serviced Companion Loan while it is a Serviced Companion Loan, upon the request of (and at the expense of) the related Companion Loan Noteholders, each of the Master Servicer, the Special Servicer, the Certificate Administrator and the Trustee, as applicable, shall use reasonable efforts to cooperate with such Companion Loan Noteholders in attempting to cause the related Borrower to provide information relating to the related Serviced Whole Loan and the related notes, and that such holders reasonably determine to be necessary or appropriate, for inclusion in any disclosure document(s) relating to such Other Securitization.

ARTICLE II

CONVEYANCE OF MORTGAGE LOANS;
ORIGINAL ISSUANCE OF CERTIFICATES

Section 2.01 <u>Conveyance of Mortgage Loans; Assignment of Mortgage Loan Purchase Agreements</u>. (a) The Depositor, concurrently with the execution and delivery hereof

on the Closing Date, does hereby establish a trust designated as "[NAME OF ISSUING ENTITY]," appoint the Trustee as trustee of the Trust Fund and sell, transfer, assign, set over and otherwise convey to the Trustee without recourse (except to the extent herein provided) all the right, title and interest of the Depositor in and to the Mortgage Loans, including all rights to payment in respect thereof, except as set forth below, and any security interest thereunder (whether in real or personal property and whether tangible or intangible) in favor of the Depositor, and a security interest in all Reserve Accounts, Lock-Box Accounts, Cash Collateral Accounts and all other assets to the extent included or to be included in the Trust Fund for the benefit of the Certificateholders. Such transfer and assignment includes all interest and principal due on or with respect to the Mortgage Loans after the Cut-off Date and, in the case of a Mortgage Loan included in a Whole Loan, is subject to the related Intercreditor Agreement. Transfer and assignment of a Non-Serviced Mortgage Loan and the right to service a Non-Serviced Mortgage Loan is further subject to the terms and conditions of the Other Pooling and Servicing Agreement and the related Intercreditor Agreement. In addition, on the Closing Date, the Depositor shall remit to the Master Servicer for deposit into the Collection Account an amount equal to the Interest Deposit Amount in immediately available funds. The Depositor, concurrently with the execution and delivery hereof, does also hereby transfer, assign, set over and otherwise convey to the Trustee without recourse (except to the extent provided herein), for the benefit of the Certificateholders and the Serviced Companion Loan Noteholders, all the right, title and interest of the Depositor in, to and under the Mortgage Loan Purchase Agreements as provided therein (excluding Sections 6(e)-(g) of each Mortgage Loan Purchase Agreement, the representations, warranties and covenants in favor of the Depositor set forth in clause (viii) of Section 4(b) of each Mortgage Loan Purchase Agreement and the Depositor's rights and remedies with respect to a breach thereof, and excluding the Depositor's rights and remedies under the Indemnification Agreements) to the extent related to any Mortgage Loan. The Depositor shall cause the Reserve Accounts, Cash Collateral Accounts and Lock-Box Accounts relating to the Mortgage Loans to be transferred to and held in the name of the Master Servicer on behalf of the Trustee as successor to the Mortgage Loan Sellers.

With respect to any Mortgage Loan that is subject to an Intercreditor Agreement, the parties hereto intend that the provisions of this Section 2.01(a) serve as an assignment and assumption agreement between the Depositor, as the assignor, and the Trustee on behalf of the Trust, as the assignee. Accordingly, the Depositor hereby (and in accordance with and subject to all other applicable provisions of this Agreement) assigns, grants, sells, transfers, delivers, sets over, and conveys to the Trustee all right, title and interest of the Depositor in, to and arising out of the related Intercreditor Agreement and the Trustee on behalf of the Trust hereby accepts (subject to applicable provisions of this Agreement) the foregoing assignment and assumes all of the rights and obligations of the Depositor with respect to related Intercreditor Agreement from and after the Closing Date. In addition, the Trustee acknowledges that any such Mortgage Loan that is a Serviced Mortgage Loan shall be serviced pursuant to the terms of this Agreement.

In connection with such transfer and assignment, the Depositor does hereby deliver to, and deposit with, the Custodian, with copies to the Master Servicer and the Special Servicer, the following documents or instruments with respect to each Mortgage Loan and each Serviced Companion Loan (which, except for the Mortgage Note referred to in clause (i) below, relate to the Serviced Whole Loan) so assigned (provided, the original of documents specified in items (xix) and (xx) shall be delivered to the Master Servicer):

(i)   [(A) the original Mortgage Note, bearing, or accompanied by, all prior or intervening endorsements, endorsed by the most recent endorsee prior to the Trustee or, if none, by the Originator, without recourse, either in blank or to the order of the Trustee in the following form: "Pay to the order of [NAME OF TRUSTEE], as Trustee, for the benefit of the Holders of [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates, without recourse"; and (B) in the case of each related Serviced Companion Loan, a copy of the executed Mortgage Note for such Serviced Companion Loan;

(ii)   the original (or a copy thereof certified from the applicable recording office) of the Mortgage and, if applicable, the originals (or copies thereof certified from the applicable recording office) of any intervening assignments thereof showing a complete chain of assignment from the Originator of the Mortgage Loan or Serviced Whole Loan to the most recent assignee of record thereof prior to the Trustee, if any, in each case with evidence of recording indicated thereon;

(iii)   (A) an original or copy of any related security agreement (if such item is a document separate from the Mortgage) and, if applicable, the originals or copies of any intervening assignments thereof showing a complete chain of assignment from the Originator of the related Mortgage Loan or Serviced Whole Loan to the most recent assignee thereof prior to the Trustee, if any; and (B) an original assignment of any related security agreement (if such item is a document separate from the related Mortgage) executed by the most recent assignee thereof prior to the Trustee or, if none, by the Originator, either in blank or in favor of the Trustee in the following form: "[NAME OF TRUSTEE], as Trustee, for the benefit of the Holders of [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates" (in such capacity and, with respect to any Serviced Whole Loan, on behalf of any related Serviced Companion Loan Noteholders), which assignment may be included as part of the corresponding Assignment of Mortgage referred to in clause (v) above;

(iv)   (A) stamped or certified copies of any UCC financing statements and continuation statements which were filed in order to perfect (and maintain the perfection of) any security interest held by the Originator of the Mortgage Loan or Serviced Whole Loan (and each assignee of record prior to the Trustee) in and to the personalty of the Borrower at the Mortgaged Property (in each case with evidence of filing or recording thereon) and which were in the possession of the related Mortgage Loan Seller (or its agent) at the time the Mortgage Files were delivered to the Custodian, together with original UCC-3 assignments of financing statements showing a complete chain of assignment from the secured party named in such UCC-1 financing statement to the most recent assignee of record thereof prior to the Trustee, if any, and (B) if any such security interest is perfected and the earlier UCC financing statements and continuation statements were in the possession of the related Mortgage Loan Seller, an assignment of UCC financing statement by the most recent assignee of record prior to the Trustee or, if none, by the Originator, evidencing the transfer of such security interest, either in blank or in favor of the Trustee in the following form: "[NAME OF TRUSTEE], as Trustee, for the benefit of the Holders of [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates" (in such capacity and, with respect to any Serviced Whole Loan, on

-120-

behalf of any related Serviced Companion Loan Noteholders); <u>provided</u> that other evidence of filing or recording reasonably acceptable to the Trustee may be delivered in lieu of delivering such UCC financing statements including, without limitation, evidence of such filed or recorded UCC Financing Statement as shown on a written UCC search report from a reputable search firm, such as CSC/LexisNexis Document Solutions, Corporation Service Company, CT Corporation System and the like or printouts of on-line confirmations from such UCC filing or recording offices or authorized agents thereof;

(v)	an original or copy (if the related Mortgage Loan Seller or its designee, rather than the Custodian and its designee, is responsible for the recording thereof) of an assignment of the Mortgage, in recordable form (except for missing recording information and, if delivered in blank, except for the name of the assignee), executed by the most recent assignee of record thereof prior to the Trustee or, if none, by the Originator, either in blank or in favor of the Trustee in the following form: "[NAME OF TRUSTEE], as Trustee, for the benefit of the Holders of [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates" (and, with respect to any Serviced Whole Loan, on behalf of any related Serviced Companion Loan Noteholders);

(vi)	the original or a copy of the Loan Agreement relating to such Mortgage Loan, if any;

(vii)	the original or a copy of the lender's title insurance policy issued in connection with the origination of the Mortgage Loan, together with all endorsements or riders (or copies thereof) that were issued with or subsequent to the issuance of such policy, insuring the priority of the Mortgage as a first lien on the Mortgaged Property, or, subject to Section 2(d) of the applicable Mortgage Loan Purchase Agreement, a "marked up" commitment to insure marked as binding and countersigned by the related insurer or its authorized agent (which may be a *pro forma* or specimen title insurance policy which has been accepted or approved as binding in writing by the related title insurance company), or, subject to Section 2(d) of the applicable Mortgage Loan Purchase Agreement, an agreement to provide the same pursuant to binding escrow instructions executed by an authorized representative of the title company;

(viii)	(A) the original or a copy of the related Assignment of Leases, Rents and Profits (if such item is a document separate from the Mortgage) and, if applicable, the originals or copies of any intervening assignments thereof showing a complete chain of assignment from the Originator of the Mortgage Loan or Serviced Whole Loan to the most recent assignee of record thereof prior to the Trustee, if any, in each case with evidence of recording thereon; and (B) an original or copy (if the related Mortgage Loan Seller or its designee, rather than the Custodian and its designee, is responsible for the recording thereof) of an assignment of any related Assignment of Leases, Rents and Profits (a "<u>Reassignment of Assignment of Leases, Rents and Profits</u>") (if such item is a document separate from the Mortgage), in recordable form (except for missing recording information and, if delivered in blank, except for the name of the assignee), executed by the most recent assignee of record thereof prior to the Trustee or, if none, by the Originator, either in blank or in favor of the Trustee in the following form: "[NAME OF TRUSTEE], as Trustee, for the benefit of the Holders of [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates" (in such capacity and, with respect to

any Serviced Whole Loan, on behalf of any related Serviced Companion Loan Noteholders), which assignment may be included as part of the corresponding Assignment of Mortgage referred to in clause (v) above;

(ix)   the original or copy of any environmental indemnity agreements and copies of any environmental insurance policies pertaining to the related Mortgaged Property required in connection with origination of the related Mortgage Loan or Serviced Whole Loan and copies of Environmental Reports;

(x)   copies of the currently effective Management Agreements, if any, for the Mortgaged Properties;

(xi)   if the Borrower has a leasehold interest in the related Mortgaged Property, the original or copy of the ground lease (or, with respect to a leasehold interest that is a space lease or an air rights lease, the original of such space lease or air rights lease), and any related lessor estoppel or similar agreement or a copy thereof; if any;

(xii)   if the related assignment of contracts is separate from the Mortgage, the original executed version of such assignment of contracts and the assignment thereof, if any, to the Trustee;

(xiii)   if any related Lock-Box Agreement or Cash Collateral Account Agreement is separate from the Mortgage or Loan Agreement, a copy thereof; with respect to the Reserve Accounts, Cash Collateral Accounts and Lock-Box Accounts, if any, a stamped or certified copy of the UCC-1 financing statements, if any, submitted for filing with respect to the related mortgagee's security interest in the Reserve Accounts, Cash Collateral Accounts and Lock-Box Accounts and all funds contained therein (and UCC-3 assignments of financing statements assigning such UCC-1 financing statements to the Trustee in the following form: "[NAME OF TRUSTEE], as Trustee, for the benefit of the Holders of [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates" (in such capacity and, with respect to any Serviced Whole Loan, on behalf of any related Serviced Companion Loan Noteholders));

(xiv)   originals or copies of all assumption, modification, written assurance and substitution agreements, if any, with evidence of recording thereon if appropriate, in those instances where the terms or provisions of the Mortgage, the Mortgage Note or any related security document have been modified or the Mortgage Loan or Serviced Whole Loan has been assumed;

(xv)   the original or a copy of any guaranty of the obligations of the Borrower under the Mortgage Loan or Serviced Whole Loan together with, as applicable, (A) the original or copies of any intervening assignments of such guaranty showing a complete chain of assignment from the Originator of the Mortgage Loan or Serviced Whole Loan to the most recent assignee thereof prior to the Trustee, if any, and (B) an original assignment of such guaranty executed by the most recent assignee thereof prior to the Trustee or, if none, by the Originator;

(xvi)   the original or a copy of the power of attorney (with evidence of recording thereon, if appropriate) granted by the related Borrower if the Mortgage, Mortgage Note or other document or instrument referred to above was signed on behalf of the Borrower pursuant to such power of attorney;

(xvii)   with respect to each Whole Loan, a copy of the related Intercreditor Agreement and, if applicable, a copy of the related Other Pooling and Servicing Agreement;

(xviii)   with respect to hospitality properties, a copy of the franchise agreement, if any, an original or copy of the comfort letter, if any, and if, pursuant to the terms of such comfort letter, the general assignment of the Mortgage Loan is not sufficient to transfer or assign the benefits of such comfort letter to the Trust, a copy of the notice to the franchisor of the transfer of such Mortgage Loan and/or a copy of the request for the issuance of a new comfort letter in favor of the Trust (in each case, as and to the extent required pursuant to the terms of such comfort letter), with the original of any replacement comfort letter to be included in the Mortgage File following receipt thereof by the Master Servicer;

(xix)   the original (or copy, if the original is held by the Master Servicer or applicable Other Servicer pursuant to Section 2.01(c)) of any letter of credit held by the lender as beneficiary or assigned as security for such Mortgage Loan;

(xx)   the appropriate assignment or amendment documentation related to the assignment to the Trust of any letter of credit securing such Mortgage Loan (or copy thereof, if the original is held by the Master Servicer or applicable Other Servicer pursuant to Section 2.01(c)) which entitles the Master Servicer on behalf of the Trust to draw thereon; and

(xxi)   with respect to any Mortgage Loan with related mezzanine debt or other subordinate debt (other than a Companion Loan), a copy of the related co-lender agreement, subordination agreement or other intercreditor agreement.]

The original assignments referred to in clauses (iii), (iv)(B), (viii)(B) and (xv)(B), may be in the form of one or more instruments in recordable form in any applicable filing or recording offices.

With respect to Serviced Whole Loans, except for the Mortgage Note referred to in clause (i)(B) of the preceding paragraph, only a single original set of the Loan Documents specified above is required to be delivered. With respect to a Non-Serviced Mortgage Loan, the preceding document delivery requirements will be met by the delivery by the applicable Mortgage Loan Seller to the Custodian of copies of the documents specified above (other than the Mortgage Note and intervening endorsements evidencing a Non-Serviced Mortgage Loan, with respect to which the originals shall be required), including a copy of the Mortgage securing the applicable Non-Serviced Mortgage Loan and copies of the companion notes and any assignments or other transfer documents referred to in clause (i)(B) of the preceding paragraph as being in favor of the Trustee shall instead be in favor of the applicable Other Trustee.

With respect to the Mortgage Loans, within [60] days after the Closing Date, each Mortgage Loan Seller will, or will at the expense of such Mortgage Loan Seller retain a third party vendor to, except in the case of any Mortgage Loan that is a Non-Serviced Mortgage Loan, (1) complete (to the extent necessary) and submit for recording in favor of the Trustee in the following form: "[NAME OF TRUSTEE], as Trustee, for the benefit of the Holders of [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates" (and with respect to a Serviced Whole Loan, the related Serviced Companion Loan Noteholders) in the appropriate public recording office (a) each Assignment of Mortgage referred to in Section 2.01(a)(v) which has not yet been submitted for recording and (b) each Reassignment of Assignment of Leases, Rents and Profits referred to in Section 2.01(a)(viii)(B) (if not otherwise included in the related Assignment of Mortgage) which has not yet been submitted for recordation; and (2) complete (to the extent necessary) and file in the appropriate public filing office each UCC assignment of financing statement referred to in Section 2.01(a)(iv)(B) and (xiii) which has not yet been submitted for filing or recording. Each such document shall reflect that the recorded original should be returned by the public recording office to the Custodian or its designee (or to the Mortgage Loan Seller or its designee as an alternative) following recording, and each such document shall reflect that the file copy thereof should be returned to the Custodian or its designee (or to the Mortgage Loan Seller or its designee as an alternative) following filing; provided that in those instances where the public recording office retains the original Assignment of Mortgage or Reassignment of Assignment of Leases, Rents and Profits, the Custodian shall use commercially reasonable efforts to obtain therefrom a certified copy of the recorded original, at the expense of the Depositor. In the event that any such document or instrument in respect of any Mortgage Loan is lost or returned unrecorded or unfiled, as the case may be, because of a defect therein, the related Mortgage Loan Seller shall promptly prepare or cause the preparation of a substitute thereof or cure or cause the curing of such defect, as the case may be, and shall thereafter deliver the substitute or corrected document to or at the direction of the Custodian or such other third party vendor as retained by the Mortgage Loan Seller for recording or filing, as appropriate, at such Mortgage Loan Seller's expense (as set forth in the related Mortgage Loan Purchase Agreement). In the event that any Mortgage Loan Seller receives the original recorded or filed copy, each Mortgage Loan Seller will, promptly upon receipt of the original recorded or filed copy (and in no event later than five Business Days following such receipt) deliver such original to the Custodian, with evidence of filing or recording thereon. Notwithstanding anything to the contrary contained in this Section 2.01, in those instances where the public recording office retains the original Mortgage, Assignment of Mortgage, Assignment of Leases, Rents and Profits or Reassignment of Assignment of Leases, Rents and Profits, if applicable, after any has been recorded, the obligations of the related Mortgage Loan Seller under the applicable Mortgage Loan Purchase Agreement shall be deemed to have been satisfied upon delivery to the Custodian of a copy of the recorded original of such Mortgage, Assignment of Mortgage, Assignment of Leases, Rents and Profits or Reassignment of Assignment of Leases, Rents and Profits, if applicable.

If a Mortgage Loan Seller cannot deliver, or cause to be delivered, as to any Mortgage Loan, the original or a copy of the related lender's title insurance policy referred to in Section 2.01(a)(vii) solely because such policy has not yet been issued, the delivery requirements of this Section 2.01 will be deemed to be satisfied as to such missing item, and such missing item will be deemed to have been included in the related Mortgage File by delivery to the Custodian of a binder marked as binding and countersigned by the title insurer or its authorized agent

(which may be a *pro forma* or specimen title insurance policy which has been accepted or approved as binding in writing by the related title insurance company) or an acknowledged closing instruction or escrow letter, and the Mortgage Loan Seller will be required to deliver to the Custodian, promptly following the receipt thereof, the original related lender's title insurance policy (or a copy thereof). Copies of recorded or filed Assignments of Mortgage, Reassignments of Assignment of Leases, Rents and Profits and UCC assignments of financing statements shall be held by the Custodian.

Subject to the third preceding paragraph, all original documents relating to the Mortgage Loans which are not delivered to the Custodian are and shall be held by the Depositor or the Master Servicer (or a sub-servicer on its behalf), as the case may be, in trust for the benefit of the Certificateholders and, insofar as they also relate to the Serviced Companion Loans, on behalf of and for the benefit of the related Serviced Companion Loan Noteholders. In the event that any such original document, or in the case of a Serviced Companion Loan, the original Mortgage Note, is required pursuant to the terms of this Section to be a part of a Mortgage File in order to effectuate the purposes of this Agreement, such document shall be delivered promptly to the Custodian.

(b)   In connection with the Depositor's assignment pursuant to subsection (a) above, the Depositor shall direct, and hereby represents and warrants that it has directed, each of the Mortgage Loan Sellers pursuant to the applicable Mortgage Loan Purchase Agreement to deliver to and deposit with or cause to be delivered to and deposited with, (i) the Custodian, on or before the Closing Date, for each Mortgage Loan so assigned the Mortgage Note (or a copy of the Mortgage Note evidencing each related Serviced Companion Loan), the original or a copy of the related Mortgage, the original or a copy of the title policy for each Mortgage Loan (subject to the second-to-last paragraph under Section 2.01(a)), a copy of the related ground lease (or, with respect to a leasehold interest with respect to a space lease or air rights, a copy of the related space lease or air rights lease), if applicable, for each Mortgage Loan and an original (or copy, if the original is held by the Master Servicer pursuant to Section 2.01(c)) of any letters of credit held by the lender as beneficiary or assigned as security for the Mortgage Loan, and, except as otherwise provided in the following paragraph, within 30 days following the Closing Date, the remaining applicable documents referred to in Section 2.01(a) for each such Mortgage Loan or Serviced Companion Loan, in each case, with copies to the Master Servicer and (ii) the Master Servicer, on or before the Closing Date, all documents and records that are part of each applicable Servicing File. If the applicable Mortgage Loan Seller cannot deliver, or cause to be delivered, as to any Mortgage Loan, the original Mortgage Note, such Mortgage Loan Seller shall deliver a copy or duplicate original of such Mortgage Note, together with an affidavit certifying that the original thereof has been lost or destroyed and an indemnification in favor of the Certificate Administrator, the Trustee and the Custodian.

If the applicable Mortgage Loan Seller or the Depositor cannot deliver, or cause to be delivered, as to any Mortgage Loan, the original or a copy of any of the documents and/or instruments referred to in Section 2.01(a)(ii), Section 2.01(a)(v), Section 2.01(a)(iv), Section 2.01(a)(viii), Section 2.01(a)(xiv) and Section 2.01(a)(xvi) and the UCC financing statements and UCC assignments of financing statements referred to in Section 2.01(a)(xiii), with evidence of recording or filing thereon, solely because of a delay caused by the public recording or filing office where such document or instrument has been delivered for recordation

or filing, or because such original recorded or filed document has been lost or returned from the recording or filing office and subsequently lost, as the case may be, the delivery requirements of Section 2.01 shall be deemed to have been satisfied as to such missing item, and such missing item shall be deemed to have been included in the related Mortgage File, provided that a copy of such document or instrument (without evidence of recording or filing thereon, but certified (which certificate may relate to multiple documents and/or instruments) by the applicable public recording or filing office, the applicable title insurance company or the related Mortgage Loan Seller to be a true and complete copy of the original thereof submitted for recording or filing, as the case may be) has been delivered to the Custodian within [60] days after the Closing Date, and either the original of such missing document or instrument, or a copy thereof, with evidence of recording or filing, as the case may be, thereon, is delivered to the Custodian within 180 days after the Closing Date (or within such longer period after the Closing Date so long as the related Mortgage Loan Seller has provided the Custodian with evidence of such recording or filing, as the case may be, or has certified to the Custodian as to the occurrence of such recording or filing, as the case may be, and is, as certified to the Custodian no less often than quarterly, in good faith attempting to obtain from the appropriate county recorder's or filing office such original or copy, provided such extensions do not exceed 24 months in the aggregate).

(c)   Notwithstanding anything herein to the contrary, with respect to the documents referred to in Section 2.01(a)(xix) and Section 2.01(a)(xx) of this Agreement, the Master Servicer shall hold (or the applicable Other Servicer with respect to any Non-Serviced Mortgage Loan will hold) the original of each such document in trust on behalf of the Trust (or the applicable Other Trust with respect to any Non-Serviced Mortgage Loan) in order to draw on such letter of credit on behalf of the Trust (or the applicable Other Trust with respect to any Non-Serviced Mortgage Loan) and the applicable Mortgage Loan Seller shall be deemed to have satisfied the delivery requirements of the related Mortgage Loan Purchase Agreement and this Section 2.01 of this Agreement by delivering the original of each such document to the Master Servicer (or the applicable Other Servicer with respect to any Non-Serviced Mortgage Loan) who shall forward a copy of the applicable document to the Custodian (or the custodian in the applicable Other Securitization with respect to any Non-Serviced Mortgage Loan). The applicable Mortgage Loan Seller shall pay any costs of assignment or amendment of such letter of credit (which amendment shall change the beneficiary of the letter of credit to the Trust (or the applicable Other Trust with respect to any Non-Serviced Mortgage Loan) in care of the Master Servicer (or the applicable Other Servicer with respect to any Non-Serviced Mortgage Loan)) required in order for the Master Servicer (or the applicable Other Servicer with respect to any Non-Serviced Mortgage Loan) to draw on such letter of credit on behalf of the Trust (or the applicable Other Trust with respect to any Non-Serviced Mortgage Loan). In the event that the documents specified in Section 2.01(a)(xx) of this Agreement are missing with respect to any Mortgage Loan (other than a Non-Serviced Mortgage Loans) because the related assignment or amendment documents have not been completed, the applicable Mortgage Loan Seller shall take all necessary steps to enable the Master Servicer to draw on the related letter of credit on behalf of the Trust including, if necessary, drawing on the letter of credit in its own name pursuant to written instructions from the Master Servicer and immediately remitting such funds (or causing such funds to be remitted) to the Master Servicer.

(d)   With respect to the Mortgage Loans (other than a Non-Serviced Mortgage Loan) secured by the Mortgaged Properties identified as Loan Nos. [_____] on the Mortgage

Loan Schedule, which are each subject to a franchise agreement with a related comfort letter in favor of the respective Mortgage Loan Seller that requires the lender to take some action such as provide notice to the related franchisor or request that the related franchisor deliver a new comfort letter issued in the name of the Trust, the related Mortgage Loan Seller or its designee will be required to provide any such required notice or make any such required request to the related franchisor, with a copy of such notice or request to the Master Servicer, or take any such required action within 45 days of the Closing Date (or any shorter period if required by the applicable comfort letter), notify the related franchisor that such Mortgage Loan has been transferred to the Trust and request a replacement comfort letter (or any such new document or acknowledgement as may be contemplated under the existing comfort letter), and the Master Servicer shall use reasonable efforts in accordance with the Servicing Standard to acquire such replacement comfort letter, if necessary (or to acquire any such new document or acknowledgement as may be contemplated under the existing comfort letter).

(e)   Within [__] days of the Closing Date, Special Servicer, shall review the documents and information delivered or caused to be delivered by each Mortgage Loan Seller constituting the Diligence Files and, promptly following such review (but in no event later than [__] days after the Closing Date), the Special Servicer shall certify in writing to each of the Depositor, the Master Servicer, the Trustee, the Directing Certificateholder, the Asset Representations Reviewer, the Operating Advisor and the applicable Mortgage Loan Seller (as to each such Mortgage Loan listed in the Mortgage Loan Schedule) that, except as specifically identified in any exception report annexed to such writing (the "Special Servicer Exception Report"), the foregoing documents and information delivered or caused to be delivered by the related Mortgage Loan Seller have been reviewed by the Special Servicer and appear on its face to be the Diligence File related to such Mortgage Loan.

Section 2.02   Acceptance by Custodian and the Trustee. By its execution and delivery of this Agreement, the Trustee acknowledges the assignment to it of the Mortgage Loans in good faith without notice of adverse claims and declares that the Custodian holds and will hold such documents and all others delivered to it constituting the Mortgage File (to the extent the documents constituting the Mortgage File are actually delivered to the Custodian) for any Mortgage Loan assigned to the Trustee hereunder in trust, upon the conditions herein set forth, for the use and benefit of all present and future Certificateholders and Serviced Companion Loan Noteholders.

The Custodian hereby certifies to each of the Directing Certificateholder, the Depositor, the Certificate Administrator, the Trustee, the Master Servicer, the Special Servicer and each Mortgage Loan Seller that except as identified in the Custodian's closing date certification, which shall be delivered no later than two Business Days after the Closing Date substantially in the form attached as Exhibit N-1 to this Agreement, (i) each Mortgage Note (or copy thereof, with respect to any Serviced Companion Loan) is in its possession and has been reviewed by the Custodian and (A) appears regular on its face (handwritten additions, changes or corrections shall not constitute irregularities if initialed by the Borrower), (B) appears to have been executed (where appropriate) and (C) purports to relate to such Mortgage Loan and (ii) each of the documents specified in Section 2.01(a)(ii), Section 2.01(a)(vii), Section 2.01(a)(xi) and Section 2.01(a)(xix) of this Agreement have been received, have been executed, appear to be what they purport to be, purport to be recorded or filed (as applicable) and

have not been torn in any materially adverse manner or mutilated or otherwise defaced, and that such documents relate to the Mortgage Loans identified in the Mortgage Loan Schedule. If the Custodian does not send a closing date certification on the Closing Date, it shall send an email confirmation to the Trustee that it has received all of the Mortgage Notes (or copies or lost note affidavits as permitted), subject to any exceptions noted therein, on the Closing Date.

On or about the 60th day following the Closing Date (and, if any exceptions are noted, again on or about the 90th day following the Closing Date and monthly thereafter until the earliest of (i) the second anniversary of the Closing Date, (ii) the day on which all material exceptions have been removed and (iii) the day on which the applicable Mortgage Loan Seller has repurchased or substituted for the last affected Mortgage Loan), the Custodian shall review each Mortgage File and shall certify to each of the Controlling Class Representative, the Depositor, the Certificate Administrator, the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and each Mortgage Loan Seller in the form attached as Exhibit N-2 to this Agreement that all documents (other than documents referred to in clauses (xix) and (xx) of Section 2.01(a) of this Agreement, which shall be delivered to the Master Servicer and the documents referred to in clauses (iv)(B), (v) and (viii)(B) of Section 2.01(a) of this Agreement and the assignments of financing statements referred to in clause (xiii) of Section 2.01(a) of this Agreement, which shall be delivered for filing or recording by the related Mortgage Loan Seller as provided herein) referred to in Section 2.01(a) above (in the case of the documents referred to in Section 2.01(a)(iii), Section 2.01(a)(v), Section 2.01(a)(viii), Section 2.01(a)(ix), Section 2.01(a)(x), Section 2.01(a)(xii) through Section 2.01(a)(xvi) and Section 2.01(a)(xviii) through Section 2.01(a)(xx) of this Agreement, as identified to it in writing by the related Mortgage Loan Seller) and any original recorded documents included in the delivery of a Mortgage File have been received, have been executed, appear to be what they purport to be, purport to be recorded or filed (as applicable) and have not been torn in any materially adverse manner or mutilated or otherwise defaced, and that such documents relate to the Mortgage Loans identified in the Mortgage Loan Schedule. In so doing, the Custodian may rely on the purported due execution and genuineness of any such document and on the purported genuineness of any signature thereon. Notwithstanding the foregoing, with respect to any Non-Serviced Mortgage Loan, the Custodian shall only be required to certify to each of the Controlling Class Representative, the Depositor, the Certificate Administrator, the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and each Mortgage Loan Seller that the document set forth in Section 2.01(a)(i)(A) has been received.

If at the conclusion of such review any document or documents constituting a part of a Mortgage File have not been executed or received, have not been recorded or filed (if required), are unrelated to the Mortgage Loans identified in the Mortgage Loan Schedule, appear not to be what they purport to be or have been torn in any materially adverse manner or mutilated or otherwise defaced, the Custodian shall promptly so notify (in the form attached as Exhibit M to this Agreement) the Trustee, the Directing Certificateholder (but only if no Consultation Termination Event has occurred), the Depositor, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the related Mortgage Loan Seller by providing a written report, setting forth for each affected Mortgage Loan, with particularity, the nature of the defective or missing document. The Depositor shall or shall cause the related Mortgage Loan Seller to deliver to the Custodian an

executed, recorded or undamaged document, as applicable, or, if the failure to deliver such document in such form constitutes a Material Defect, the Depositor shall cause the related Mortgage Loan Seller to cure, repurchase or substitute for the related Mortgage Loan in the manner provided in Section 2.03(e) of this Agreement. None of the Master Servicer, the Special Servicer, the Certificate Administrator, the Custodian or the Trustee shall be responsible for any loss, cost, damage or expense to the Trust Fund resulting from any failure to receive any document constituting a portion of a Mortgage File noted on such a report or for any failure by the Depositor to use its best efforts to deliver any such document.

Contemporaneously with its execution of this Agreement, the Depositor shall cause each Mortgage Loan Seller to deliver a power of attorney substantially in the form of Exhibit C to the applicable Mortgage Loan Purchase Agreement to the Master Servicer and Special Servicer, that permits such parties to take such other action as is necessary to effect the delivery, assignment and/or recordation of any documents and/or instruments relating to any Mortgage Loan which have not been delivered, assigned or recorded at the time required for enforcement by the Trust Fund. Pursuant to the related Mortgage Loan Purchase Agreement, each of the Mortgage Loan Sellers will be required to effect (at the expense of the applicable Mortgage Loan Seller) the assignment and recordation of its respective Loan Documents until the assignment and recordation of all such Loan Documents has been completed.

In reviewing any Mortgage File pursuant to the third preceding paragraph or Section 2.01 of this Agreement, the Master Servicer shall have no responsibility to cause the Custodian or Trustee to, and the Custodian or Trustee will have no responsibility to, examine any opinions or determine whether any document is legal, valid, binding, sufficient, duly authorized or enforceable, whether the text of any assignment or endorsement is in proper or recordable form (except, if applicable, to determine if the Trustee is the assignee or endorsee), whether any document has been recorded in accordance with the requirements of any applicable jurisdiction, whether a blanket assignment is permitted in any applicable jurisdiction, or whether any Person executing any document or rendering any opinion is authorized to do so or whether any signature thereon is genuine.

The Custodian shall hold that portion of the Trust Fund delivered to the Custodian consisting of "instruments" (as such term is defined in Section 9-102 of the Uniform Commercial Code as in effect in [_____] on the date hereof) in [_____] and, except as otherwise specifically provided in this Agreement, shall not remove such instruments from [_____], as applicable, unless it receives an Opinion of Counsel (obtained and delivered at the expense of the Person requesting the removal of such instruments from [_____]) that if the transfer of the Mortgage Loans to the Trustee is deemed not to be a sale, after such removal, the Trustee will possess a first priority perfected security interest in such instruments.

Section 2.03   Representations, Warranties and Covenants of the Depositor; Repurchase and Substitution of Mortgage Loans.   (a) The Depositor hereby represents and warrants that:

(i)   The Depositor is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware;

(ii)   The Depositor has taken all necessary action to authorize the execution, delivery and performance of this Agreement by it, and has the power and authority to execute, deliver and perform this Agreement and all the transactions contemplated hereby, including, but not limited to, the power and authority to sell, assign and transfer the Mortgage Loans in accordance with this Agreement;

(iii)   This Agreement has been duly and validly executed and delivered by the Depositor and assuming the due authorization, execution and delivery of this Agreement by each other party hereto, this Agreement and all of the obligations of the Depositor hereunder are the legal, valid and binding obligations of the Depositor, enforceable in accordance with the terms of this Agreement, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, liquidation, receivership, moratorium or other laws relating to or affecting creditors' rights generally, or by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law);

(iv)   The execution and delivery of this Agreement and the performance of its obligations hereunder by the Depositor will not conflict with any provision of its certificate of incorporation or bylaws, or any law or regulation to which the Depositor is subject, or conflict with, result in a breach of or constitute a default under (or an event which with notice or lapse of time or both would constitute a default under) any of the terms, conditions or provisions of any agreement or instrument to which the Depositor is a party or by which it is bound, or any law, order or decree applicable to the Depositor, or result in the creation or imposition of any lien on any of the Depositor's assets or property, which would materially and adversely affect the ability of the Depositor to carry out the transactions contemplated by this Agreement;

(v)   The certificate of incorporation of the Depositor provides that the Depositor is permitted to engage in only the following activities:

(A)   to acquire, own, hold, sell, transfer, assign, pledge and otherwise deal with the following: (I) "fully-modified pass-through" certificates ("GNMA Certificates") issued and guaranteed as to timely payment of principal and interest by the Government National Mortgage Association ("GNMA"), a wholly-owned corporate instrumentality of the United States within the Department of Housing and Urban Development organized and existing under Title III of the National Housing Act of 1934; (II) Guaranteed Mortgage Pass-Through Certificates ("FNMA Certificates") issued and guaranteed as to timely payment of principal and interest by FNMA; (III) Mortgage Participation Certificates ("FHLMC Certificates") issued and guaranteed as to timely payment of interest and ultimate or full payment of principal by FHLMC; (IV) any other participation certificates, pass-through certificates or other obligations or interests backed directly or indirectly by mortgage loans and issued or guaranteed by GNMA, FNMA or FHLMC (collectively with the GNMA Certificates, FNMA Certificates and FHLMC Certificates, the "Agency Securities"); (V) mortgage-backed securities, which securities need not be issued or guaranteed, in whole or in part, by any governmental entity, issued by one or more private entities (hereinafter referred to as "Private Securities"); (VI) mortgage loans secured by first, second or more

-130-

junior liens on one-to-four family residential properties, multifamily properties that are either rental apartment buildings or projects containing five or more residential units or commercial properties, regardless of whether insured or guaranteed in whole or in part by any governmental entity, or participation interests or stripped interests in such mortgage loans ("Mortgage Loans"); (VII) conditional sales contracts and installment sales or loan agreements or participation interests therein secured by manufactured housing ("Contract"); and (VIII) receivables of third-parties or other financial assets of third-parties, either fixed or revolving, that by their terms convert into cash within a finite time period ("Other Assets");

(B)   to loan its funds to any person under loan agreements and other arrangements which are secured by Agency Securities, Private Securities, Mortgage Loans, Contracts and/or Other Assets;

(C)   to authorize, issue, sell and deliver bonds or other evidences of indebtedness that are secured by Agency Securities, Private Securities, Mortgage Loans, Contracts and/or Other Assets;

(D)   to authorize, issue, sell and deliver certificates evidencing beneficial ownership interests in pools of Agency Securities, Private Securities, Mortgage Loans, Contracts and/or Other Assets; and

(E)   to engage in any activity and to exercise any powers permitted to corporations under the laws of the State of Delaware that are incident to the foregoing and necessary or convenient to accomplish the foregoing.

Capitalized terms defined in this clause (v) shall apply only to such clause;

(vi)   There is no action, suit, proceeding or investigation pending or threatened against the Depositor in any court or by or before any other governmental agency or instrumentality which would materially and adversely affect the ability of the Depositor to carry out its obligations under this Agreement;

(vii)   No consent, approval, authorization or order of, or registration or filing with, or notice to any court or governmental agency or body, is required for the execution, delivery and performance by the Depositor of or compliance by the Depositor with this Agreement, or if required, such approval has been obtained prior to the Cut-off Date; and

(viii)   The Trustee, if not the owner of the related Mortgage Loan, will have a valid and perfected security interest of first priority in each of the Mortgage Loans and any proceeds thereof.

(b)   The Depositor hereby represents and warrants with respect to each Mortgage Loan that:

(i)   Immediately prior to the transfer and assignment to the Trustee by the Depositor, the Mortgage Note and the Mortgage were not subject to an assignment or

pledge, and the Depositor had good title to, and was the sole owner of, the Mortgage Loan and had full right to transfer and sell the Mortgage Loan to the Trustee free and clear of any encumbrance, equity, lien, pledge, charge, claim or security interest; provided, that, in the case of a Non-Serviced Mortgage Loan, the related Mortgage has been (or will be) assigned to the Other Trustee under the Other Pooling and Servicing Agreement for the benefit of the holders of securities issued in connection with the related Other Securitization, as applicable;

(ii) The Depositor is transferring such Mortgage Loan free and clear of any and all liens, pledges, charges or security interests of any nature encumbering such Mortgage Loan;

(iii) The related Assignment of Mortgage constitutes the legal, valid and binding assignment of such Mortgage from the Depositor to the Trustee, and any related Reassignment of Assignment of Leases, Rents and Profits constitutes the legal, valid and binding assignment from the Depositor to the Trustee; and

(iv) No claims have been made by the Depositor under the lender's title insurance policy, and the Depositor has not done anything which would impair the coverage of such lender's title insurance policy.

(c) It is understood and agreed that the representations and warranties set forth in this Section 2.03 shall survive delivery of the respective Mortgage Files to the Custodian until the termination of this Agreement, and shall inure to the benefit of the Certificateholders, any Serviced Companion Loan Noteholders, Certificate Administrator, the Trustee, the Custodian, the Master Servicer and the Special Servicer.

(d) If the Master Servicer or the Special Servicer (i) receives a Repurchase Communication of a request or demand for repurchase or replacement of a Mortgage Loan because of a Breach or a Defect (each as defined below) (any such request or demand, a "Repurchase Request", and the Master Servicer or the Special Servicer, as applicable, to the extent it receives a Repurchase Request, the "Repurchase Request Recipient" with respect to such Repurchase Request); (ii) receives a Repurchase Communication of a withdrawal of a Repurchase Request by the Person making such Repurchase Request (a "Repurchase Request Withdrawal"), (iii) receives a Repurchase Communication that any Mortgage Loan that was subject to a Repurchase Request has been repurchased or replaced (a "Repurchase"), or (iv) receives a Repurchase Communication of the rejection of a Repurchase Request (a "Repurchase Request Rejection"), then such Person shall deliver written notice of such Repurchase Request, Repurchase Request Withdrawal, Repurchase or Repurchase Request Rejection (each such notice, a "Rule 15Ga-1 Notice") to the Depositor and the related Mortgage Loan Seller, in each case within ten Business Days from such party's receipt of a Repurchase Communication of such Repurchase Request, Repurchase Request Withdrawal, Repurchase or Repurchase Request Rejection, as applicable; provided however, if the Master Servicer receives notice of a Repurchase Request Withdrawal or Repurchase Request Rejection from the Special Servicer, the Master Servicer shall have no obligation to deliver such notice to any other party.

Each Rule 15Ga-1 Notice shall include (i) the identity of the related Mortgage Loan, (ii) the date the Repurchase Communication of the Repurchase Request, Repurchase

Request Withdrawal, Repurchase or Repurchase Request Rejection, as applicable, was received and (iii) in the case of a Repurchase Request, (A) the identity of the Person making such Repurchase Request, (B) if known, the basis for the Repurchase Request (as asserted in the Repurchase Request) and (C) a statement from the Repurchase Request Recipient as to whether it currently plans to pursue such Repurchase Request.

No Person that is required to provide a Rule 15Ga-1 Notice pursuant to this Section 2.03(d) (a "Rule 15Ga-1 Notice Provider") shall be required to provide any information in a Rule 15Ga-1 Notice protected by the attorney-client privilege or attorney work product doctrines. Each Mortgage Loan Purchase Agreement will provide that (i) any Rule 15Ga-1 Notice provided pursuant to this Section 2.03(d) is so provided only to assist the related Mortgage Loan Seller, the Depositor and its Affiliates to comply with Rule 15Ga-1 under the Exchange Act, Items 1104 and 1121 of Regulation AB and any other requirement of law or regulation and (ii) (A) no action taken by, or inaction of, a Rule 15Ga-1 Notice Provider and (B) no information provided pursuant to this Section 2.03(d) by a Rule 15Ga-1 Notice Provider, shall be deemed to constitute a waiver or defense to the exercise of any legal right the Rule 15Ga-1 Notice Provider may have with respect to the related Mortgage Loan Purchase Agreement, including with respect to any Repurchase Request that is the subject of a Rule 15Ga-1 Notice.

In the event that the Depositor, the Trustee, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer or the Custodian receives a Repurchase Communication of a Repurchase Request or a Repurchase Request Withdrawal, then such party shall promptly forward such Repurchase Communication of such Repurchase Request or Repurchase Request Withdrawal to the Master Servicer, if relating to a Performing Loan, or to the Special Servicer, if relating to a Specially Serviced Loan or REO Property, and include the following statement in the related correspondence: "This is a "Repurchase Request [Withdrawal]" under Section 2.03(d) of the Pooling and Servicing Agreement relating to the [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates requiring action by you as the recipient of such Repurchase Request or Repurchase Request Withdrawal thereunder". Upon receipt of such Repurchase Communication of such Repurchase Request or Repurchase Request Withdrawal by the Master Servicer or the Special Servicer, as applicable, such party shall be deemed to be the Repurchase Request Recipient of such Repurchase Communication of such Repurchase Request or Repurchase Request Withdrawal, and such party shall comply with the procedures set forth in this Section 2.03(d) with respect to such Repurchase Request or Repurchase Request Withdrawal. In no event shall the Custodian, by virtue of this provision, be required to provide any notice other than as set forth in Section 2.02 of this Agreement in connection with its review of the Mortgage File.

(e)   A "Defect" shall exist with respect to a Mortgage Loan if any document constituting a part of the related Mortgage File has not been delivered within the time periods provided for in the related Mortgage Loan Purchase Agreement, has not been properly executed, is missing, does not appear to be regular on its face or contains information that does not conform in any material respect with the corresponding information set forth in the Mortgage Loan Schedule. A "Breach" shall mean a breach of any representation or warranty of any Mortgage Loan Seller made pursuant to the related Mortgage Loan Purchase Agreement with

respect to any Mortgage Loan. If any party hereto discovers or receives notice of a Defect or a Breach, and if such Defect is a Material Defect or such Breach is a Material Breach, as applicable, then such party, on behalf of the Trust Fund, shall give prompt written notice thereof to the related Mortgage Loan Seller, the other parties hereto, the 17g-5 Information Provider (who shall promptly post such notice to the 17g-5 Information Provider's Website pursuant to Section 3.14(d) of this Agreement), the related Serviced Companion Loan Noteholder (if any) and, for so long as no Consultation Termination Event has occurred, the Directing Certificateholder. If any such Defect or Breach materially and adversely affects the value of any Mortgage Loan, the value of the related Mortgaged Property or the interests of the Trustee in any Mortgage Loan, Trust Subordinate Companion Loan or Mortgaged Property, or causes the related Mortgage Loan or Trust Subordinate Companion Loan to be other than a "qualified mortgage" (within the meaning of Section 860G(a)(3) of the Code, without regard to the rule of Treasury Regulation Section 1.860G-2(f)(2) which causes a defective mortgage loan to be treated as a "qualified mortgage"), then such Defect shall constitute a "Material Defect" or such Breach shall constitute a "Material Breach," as the case may be; provided, that if any of the documents specified in Section 2.01(a)(i), Section 2.01(a)(ii), Section 2.01(a)(vii), Section 2.01(a)(xi) and Section 2.01(a)(xix) of this Agreement are not delivered as required in the related Mortgage Loan Purchase Agreement, it shall be deemed a Material Defect. The Custodian, the Certificate Administrator and the Trustee shall not be required to make any such determination. Promptly upon receiving written notice of any such Material Defect or Material Breach with respect to a Mortgage Loan, accompanied by a written demand to take the actions contemplated by this sentence from the Depositor, the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator or the Custodian, on behalf of the Trust Fund, the applicable Mortgage Loan Seller shall, not later than 90 days from the applicable Mortgage Loan Seller's receipt of such notice of such Material Defect or Material Breach, as the case may be (or, in the case of a Material Defect or Material Breach relating to a Mortgage Loan not being a "qualified mortgage" as described in the second preceding sentence, not later than 90 days after the Mortgage Loan Seller or any party hereto discovering such Material Defect or Material Breach, provided that the related Mortgage Loan Seller has received notice in accordance with the terms of the related Mortgage Loan Purchase Agreement) (any such 90-day period, the "Initial Resolution Period"), (i) cure the same in all material respects, (ii) repurchase the affected Mortgage Loan or Trust Subordinate Companion Loan at the applicable Purchase Price in conformity with the applicable Mortgage Loan Purchase Agreement or (iii) substitute a Qualified Substitute Mortgage Loan (other than with respect to the Whole Loans, as applicable, for which no substitution will be permitted) for such affected Mortgage Loan (provided that, in no event shall such substitution occur later than the second anniversary of the Closing Date) and pay to the Master Servicer for deposit into the Collection Account (or, with respect to any Serviced Whole Loan, the applicable Serviced Whole Loan Collection Account) any Substitution Shortfall Amount in connection therewith; provided that if (i) such Material Defect or Material Breach is capable of being cured but not within the Initial Resolution Period or, with respect to the immediately preceding proviso, the time period set forth therein, (ii) such Material Defect or Material Breach is not related to any Mortgage Loan's not being a "qualified mortgage" within the meaning of the REMIC Provisions, (iii) the Mortgage Loan Seller has commenced and is diligently proceeding with the cure of such Material Defect or Material Breach within the Initial Resolution Period and (iv) the Mortgage Loan Seller has delivered to the Master Servicer, the Special Servicer, the Certificate Administrator (who will promptly deliver a copy of such officer's certificate to the 17g-5 Information Provider), the Trustee, the Operating Advisor and,

prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder, an officer's certificate that describes the reason the cure was not effected within the initial 90-day period, then the Mortgage Loan Seller shall have an additional period equal to the applicable Resolution Extension Period to complete such cure or, failing such cure, to repurchase the Mortgage Loan or substitute a Qualified Substitute Mortgage Loan. Notwithstanding the foregoing, if a Mortgage Loan is not secured by a Mortgaged Property that is, in whole or in part, a hotel, restaurant (operated by a Borrower), healthcare facility, nursing home, assisted living facility, self-storage facility, theatre or fitness center (operated by a Borrower), then the failure to deliver to the Custodian copies of the UCC financing statements with respect to such Mortgage Loan shall not be a Material Defect. With respect to the Non-Serviced Mortgage Loans, the related Mortgage Loan Seller agrees that any Defect as such term is defined in the related Other Pooling and Servicing Agreement (other than a Defect related to the promissory note for the related Companion Loan) will constitute a Defect under this Agreement.

Notwithstanding the foregoing, if there is a Material Breach or Material Defect with respect to one or more Mortgaged Properties with respect to a Mortgage Loan, the applicable Mortgage Loan Seller will not be obligated to repurchase the Mortgage Loan if (i) the affected Mortgaged Property may be released pursuant to the terms of any partial release provisions in the related Loan Documents (and such Mortgaged Property is, in fact, released), (ii) the remaining Mortgaged Property(ies) satisfy the requirements, if any, set forth in the Loan Documents and the Mortgage Loan Seller provides an Opinion of Counsel to the effect that such release would not cause an Adverse REMIC Event to occur and (iii) each applicable Rating Agency has provided a Rating Agency Confirmation.

If a Mortgage Loan Seller, in connection with a Material Defect or a Material Breach (or an allegation of a Material Defect or a Material Breach) pertaining to a Mortgage Loan, makes a cash payment pursuant to an agreement or a settlement between the applicable Mortgage Loan Seller and the Special Servicer on behalf of the Trust (and with the consent of the Directing Certificateholder if no Control Termination Event has occurred and is continuing) (each such payment, a "Loss of Value Payment") with respect to such Mortgage Loan, the amount of such Loss of Value Payment shall be deposited into the Loss of Value Reserve Fund to be applied in accordance with Section 3.06(e) of this Agreement. If such Loss of Value Payment is made, the Loss of Value Payment shall serve as the sole remedy available to the Certificateholders and the Trustee on their behalf regarding any such Material Breach or Material Defect in lieu of any obligation of the Mortgage Loan Seller to otherwise cure such Material Breach or Material Defect or repurchase or substitute for the affected Mortgage Loan based on such Material Breach or Material Defect under any circumstances. This paragraph is intended to apply only to a mutual agreement or settlement between the applicable Mortgage Loan Seller and the Trust, provided, that (i) prior to any such agreement or settlement nothing in this paragraph shall preclude the Mortgage Loan Seller or the Trustee from exercising any of its rights related to a Material Defect or a Material Breach in the manner and timing set forth in the related Mortgage Loan Purchase Agreement or this Section 2.03 (excluding this paragraph) (including any right to cure, repurchase or substitute for such Mortgage Loan), (ii) such Loss of Value Payment shall not be greater than the Purchase Price of the affected Mortgage Loan; and (iii) a Material Defect or a Material Breach as a result of a Mortgage Loan not constituting a "qualified mortgage" within the meaning of Section 860G(a)(3) of the Code may not be cured by a Loss of Value Payment.

If any Breach pertains to a representation or warranty that the related Mortgage Loan documents or any particular Mortgage Loan document requires the related Borrower to bear the costs and expenses associated with any particular action or matter under such Mortgage Loan document(s), then the related Mortgage Loan Seller may cure such Breach within the applicable cure period (as the same may be extended) by reimbursing the Trust Fund (by wire transfer of immediately available funds) the reasonable amount of any such costs and expenses incurred by the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee or the Trust Fund that are incurred as a result of such Breach and have not been reimbursed by the related Borrower; provided, however, that in the event any such costs and expenses exceed $10,000, the related Mortgage Loan Seller shall have the option to either repurchase or substitute for the related Mortgage Loan or Trust Subordinate Companion Loan as provided above or pay such costs and expenses. Except as provided in the proviso to the immediately preceding sentence, the related Mortgage Loan Seller shall remit the amount of such costs and expenses and upon its making such remittance, the related Mortgage Loan Seller shall be deemed to have cured such Breach in all respects. To the extent any fees or expenses that are the subject of a cure by the related Mortgage Loan Seller are subsequently obtained from the related Borrower, the portion of the cure payment made by the related Mortgage Loan Seller equal to such fees or expenses obtained from the related Borrower shall promptly be returned to the related Mortgage Loan Seller.

(f)   In connection with any repurchase of or substitution for a Mortgage Loan contemplated by this Section 2.03, (A) the Custodian, the Master Servicer (with respect to any Performing Loan) and the Special Servicer (with respect to any Specially Serviced Loan) shall each tender to the applicable Mortgage Loan Seller all portions of the Mortgage File (in the case of the Custodian) and the Servicing File (in the case of the Master Servicer and the Special Servicer, as applicable) and other documents pertaining to such Mortgage Loan possessed by it, upon delivery (i) to each of the Master Servicer or the Special Servicer, as applicable, of a trust receipt and (ii) to the Custodian by the Master Servicer or the Special Servicer, as applicable, of a Request for Release and an acknowledgement by the Master Servicer or Special Servicer, as applicable, of its receipt of the Purchase Price or the Substitution Shortfall Amount from the applicable Mortgage Loan Seller, (B) each document that constitutes a part of the Mortgage File that was endorsed or assigned to the Trustee shall be endorsed or assigned without recourse in the form of endorsement or assignment provided to the Custodian by the applicable Mortgage Loan Seller, as the case may be, to the applicable Mortgage Loan Seller as shall be necessary to vest in the applicable Mortgage Loan Seller the legal and beneficial ownership of such Mortgage Loan to the extent such ownership was transferred to the Trustee (provided, that the Master Servicer or Special Servicer, as applicable, shall use reasonable efforts to cooperate in furnishing necessary information to the extent in its possession to the Mortgage Loan Seller in connection with such Mortgage Loan Seller's preparation of such endorsement or assignment) and (C) the Trustee, the Certificate Administrator, the Master Servicer and the Special Servicer shall release, or cause a release of, any escrow payments and reserve funds held by the Trustee, the Certificate Administrator, the Master Servicer and the Special Servicer, as applicable, or on the Trustee's, the Certificate Administrator's, the Master Servicer's and the Special Servicer's, as applicable, behalf, in respect of such Mortgage Loan to the applicable Mortgage Loan Seller.

(g)   The Master Servicer (with respect to Performing Loans) and the Special Servicer (with respect to Specially Serviced Loans) shall, for the benefit of the Certificateholders

and the Trustee, use reasonable efforts to enforce the obligations of the applicable Mortgage Loan Seller under Section 6 of the applicable Mortgage Loan Purchase Agreement. Such enforcement, including, without limitation, the legal prosecution of claims, shall be carried out in accordance with the Servicing Standard. The Trustee, the Certificate Administrator, the Master Servicer and the Special Servicer, as the case may be, shall be reimbursed for the reasonable costs of such enforcement: first, pursuant to Section 3.06 of this Agreement (with respect to the related Mortgage Loan), out of the related Purchase Price or Substitution Shortfall Amount, as applicable, to the extent that such expenses are a specific component thereof; and second, if at the conclusion of such enforcement action it is determined that the amounts described in clause first are insufficient, then pursuant to Section 3.06 of this Agreement, out of general collections on the Mortgage Loans on deposit in the Collection Account in each case with interest thereon at the Reimbursement Rate from the time such expense was incurred to, but excluding, the date such expense was reimbursed. To the extent the applicable Mortgage Loan Seller prevails in such proceeding, such Mortgage Loan Seller shall be entitled to reimbursement from the Trust for all necessary and reasonable costs and expenses incurred in connection with such proceeding, including reasonable attorneys' fees.

So long as document exceptions are outstanding, on each anniversary of the Closing Date, the Custodian shall prepare and forward to the Depositor, the Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, the Controlling Class Representative (as identified to the Custodian by the Certificate Administrator) and the applicable Mortgage Loan Seller, a document exception report setting forth the then current status of any Defects related to the Mortgage Files pertaining to the Mortgage Loans sold by such Mortgage Loan Seller.

As to any Qualified Substitute Mortgage Loan, the Master Servicer (with respect to Performing Loans) or the Special Servicer (with respect to Specially Serviced Loans and REO Properties) shall direct the related Mortgage Loan Seller to deliver to the Custodian for such Qualified Substitute Mortgage Loan (with a copy to the Master Servicer), the related Mortgage File with the related Mortgage Note endorsed as required by Section 2.01(a)(i) hereof. Periodic Payments due with respect to Qualified Substitute Mortgage Loans in or prior to the month of substitution shall not be part of the Trust Fund and, if received by the Master Servicer, shall be remitted by the Master Servicer to the related Mortgage Loan Seller on the next succeeding Distribution Date. For the month of repurchase or substitution, distributions to Certificateholders will include the Periodic Payment(s) due on the related Removed Mortgage Loan, if and to the extent received by the Master Servicer or the Special Servicer on behalf of the Trust on or prior to the related date of repurchase or substitution, as applicable, and such Mortgage Loan Seller shall be entitled to retain all amounts received thereafter in respect of such Removed Mortgage Loan.

In any month in which a Mortgage Loan Seller substitutes one or more Qualified Substitute Mortgage Loans for one or more Removed Mortgage Loans, the Master Servicer will determine the applicable Substitution Shortfall Amount and promptly notify the Certificate Administrator thereof. Promptly upon receipt of such notice, the Certificate Administrator shall direct such Mortgage Loan Seller to deposit into the Collection Account and/or the applicable Serviced Whole Loan Collection Account, as applicable, cash equal to such amount concurrently with the delivery of the Mortgage Files for such Qualified Substitute Mortgage Loans, without

any reimbursement thereof. The Certificate Administrator shall also direct such Mortgage Loan Seller to give written notice to the Depositor, the Trustee and the Master Servicer of such deposit. The Certificate Administrator shall cause its Distribution Date Statement to reflect the removal of each Removed Mortgage Loan and, if applicable, the substitution of the Qualified Substitute Mortgage Loan. Upon any such substitution, the Qualified Substitute Mortgage Loans shall be subject to the terms of this Agreement in all respects.

It is understood and agreed that Section 6 of the Mortgage Loan Purchase Agreements provides the sole remedy available to the Certificateholders and the Trustee on behalf of the Certificateholders respecting any Breach (including a Breach with respect to a Mortgage Loan failing to constitute a Qualified Mortgage) or any Defect.

(h)   In the event that any litigation is commenced which alleges facts which, in the judgment of the Depositor, could constitute a breach of any of the Depositor's representations and warranties relating to the Mortgage Loans, the Depositor hereby reserves the right to conduct the defense of such litigation at its expense and shall not be required to obtain any consent from the Master Servicer, the Special Servicer or the Directing Certificateholder, unless such defense results in any liability of the Master Servicer, the Special Servicer or the Directing Certificateholder, as applicable.

(i)   If for any reason a Mortgage Loan Seller fails to fulfill its obligations under the related Mortgage Loan Purchase Agreement with respect to any Mortgage Loan, the Master Servicer (with respect to Performing Loans) and the Special Servicer (with respect to Specially Serviced Loans) shall use reasonable efforts in enforcing any obligation of such Mortgage Loan Seller to cure, repurchase or substitute for such Mortgage Loan under the terms of the related Mortgage Loan Purchase Agreement all at the expense of such Mortgage Loan Seller.

(j)   (i) In the event a Requesting Certificateholder delivers a Repurchase Request to the Special Servicer, the Special Servicer shall promptly forward that Repurchase Request to the related Mortgage Loan Seller and each other party to this Agreement. Subject to Section 2.03(k), the Special Servicer shall be the Enforcing Party with respect to the Repurchase Request. In the event the Repurchase Request is not Resolved within 180 days after the Mortgage Loan Seller receives the Repurchase Request (a "Resolution Failure"), then the provisions described in Section 2.03(k)(i) below shall apply. Receipt of the Repurchase Request shall be deemed to occur two Business Days after the Special Servicer sends the Repurchase Request.

(ii)   In the event that a party to this Agreement identifies a Defect or Breach with respect to a Mortgage Loan, that party shall deliver prompt written notice of such Defect or Breach to each other party to this Agreement identifying the applicable Mortgage Loan and setting forth the basis for such allegation. The Special Servicer shall promptly forward the Repurchase Request to the related Mortgage Loan Seller and each other party to this Agreement. The Special Servicer shall act as the Enforcing Party and enforce the rights of the Trust against the related Mortgage Loan Seller with respect to the Repurchase Request. However, if at any time prior to the date that is 30 days after the expiration of the 180-day period following delivery of the Repurchase Request to the related Mortgage Loan Seller (the end of such 30 days, the "Dispute Resolution Cut-off

Date"), any Requesting Certificateholder delivers to the Special Servicer a written Repurchase Request with respect to that Mortgage Loan, the provisions described in subsection (k)(i) below shall apply.

After the Dispute Resolution Cut-off Date, if no Certificateholder or Certificate Owner has become a Requesting Certificateholder, no Certificateholder or Certificate Owner shall have the right to elect to refer the Repurchase Request to mediation or arbitration and the Special Servicer, as the Enforcing Party, shall be the sole party entitled to enforce the Trust's rights against the related Mortgage Loan Seller, subject to the consent or consultation rights of the Directing Certificateholder pursuant to **Error! Reference source not found.**.

(k) (i) After a Resolution Failure occurs with respect to a Mortgage Loan and there is a Requesting Certificateholder with respect to that Mortgage Loan, the Special Servicer shall send a notice (a "Proposed Course of Action Notice") to the Requesting Certificateholder indicating the Special Servicer's intended course of action with respect to [the Repurchase Request][that Mortgage Loan], and the Requesting Certificateholder may then deliver to the Special Servicer in writing a notice (an "Action Notice Response") within 10 Business Days from the date of the Proposed Course of Action Notice indicating either that (A) the Requesting Certificateholder agrees with the Special Servicer's proposed course of action or (B) the Requesting Certificateholder disagrees with the proposed course of action and intends to elect to refer the matter to either arbitration or mediation (an "Exchange Election Notice"). In the event the Requesting Certificateholder fails to deliver an Action Notice Response within 10 Business Days from the date of the Proposed Course of Action Notice, the Requesting Certificateholder will be deemed to have agreed with the Special Servicer's proposed course of action.

(ii) Promptly following receipt of an Exchange Election Notice, the Special Servicer shall consult with the Requesting Certificateholder regarding the Requesting Certificateholder's intention to elect either resolution method (the "Dispute Resolution Consultation") so that the Requesting Certificateholder may consider the views of the Special Servicer as to the claims underlying the Repurchase Request, such discussions to occur and be completed no later than 10 Business Days following receipt of an Exchange Election Notice. No later than 10 Business Days after the Dispute Resolution Consultation, the Requesting Certificateholder may provide an Exchange Election Notice to the Special Servicer.

(iii) If the Requesting Certificateholder (i) delivers an Action Notice Response to the Special Servicer in which the Requesting Certificateholder agrees with the course of action recommended by the Special Servicer in the Proposed Course of Action Notice (or fails to respond within the 10 Business Day period) or (ii) following the Dispute Resolution Consultation fails to timely elect to exercise its right to refer the matter to mediation or arbitration, then the Special Servicer shall continue to act as the Enforcing Party and remain obligated under this Agreement to enforce the rights of the Trust with respect to the Repurchase Request and the Requesting Certificateholder shall have no further right to elect to refer the matter to mediation or arbitration.

(iv) If the Requesting Certificateholder timely delivers an Exchange Election Notice to the Special Servicer, then the Requesting Certificateholder shall become the Enforcing Party and must promptly submit the matter to arbitration or mediation.

However, if the Requesting Certificateholder does not commence arbitration or mediation pursuant to the terms of this Agreement within 30 days after delivery of the Exchange Election Notice to the Special Servicer, then (i) the rights of the Requesting Certificateholder to acts as the Enforcing Party shall terminate and the Requesting Certificateholder shall have no further right to elect to refer the matter to mediation or arbitration, (ii) if the Proposed Course of Action Notice indicated that the Special Servicer shall take no further action with respect to the Repurchase Request, then the related Defect or Breach shall be deemed waived for all purposes under this Agreement and the related Mortgage Loan Purchase Agreement, and (iii) if the Proposed Course of Action Notice indicated a course of action other than the course of action under clause (ii), then the Special Servicer shall again become the Enforcing Party and, as such, shall be the sole party entitled to enforce the Trust's rights against the related Mortgage Loan Seller.

(v)   In the event the Requesting Certificateholder becomes the Enforcing Party, the Special Servicer shall remain a party to any proceedings against the related Mortgage Loan Seller and the Trust shall remain the beneficiary of any amounts paid by the related Mortgage Loan Seller. All amounts recovered by the Enforcing Party, whether the Enforcing Party is the Special Servicer or the Requesting Certificateholder, shall be deposited in the Collection Account.

(l)   If the Enforcing Party selects mediation, the following provisions shall apply:

(i)   The mediation shall be administered by a nationally recognized mediation services provider selected by the Special Servicer pursuant to such mediator's published mediation procedures (the "Mediation Rules").

(ii)   The mediator shall be impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney specializing in commercial litigation with at least [15] years of experience and who will be appointed from a list of neutrals maintained by [MEDIATOR]. Upon being supplied a list of at least ten potential mediators by [MEDIATOR] each party will have the right to exercise two peremptory challenges within [14] days and to rank the remaining potential mediators in order of preference. [MEDIATOR] shall select the mediator from the remaining attorneys on the list respecting the preference choices of the parties to the extent possible.

(iii)   The parties shall use commercially reasonable efforts to conduct an organizational conference to begin the mediation within [10] Business Days of the selection of the mediator and to conclude the mediation within [60] days thereafter.

(iv)   The fees and expenses of the mediation will be allocated in accordance with the Mediation Rules or as mutually agreed by the parties as part of the mediation.

(m)   If the Enforcing Party selects third-party arbitration, the following provisions will apply:

(i)   The arbitration shall be administered by a nationally recognized arbitration services provider selected by the Special Servicer pursuant to such arbitrator's published arbitration procedures (the "Arbitration Rules") in effect on the date of this Agreement.

(ii)   The arbitrator shall be impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney specializing in commercial litigation with at least [15] years of experience and who will be appointed from a list of neutrals maintained by [ARBITRATOR]. Upon being supplied a list of at least ten potential arbitrators by [ARBITRATOR] each party will have the right to exercise two peremptory challenges within [14] days and to rank the remaining potential arbitrators in order of preference. [ARBITRATOR] will select the arbitrator from the remaining attorneys on the list respecting the preference choices of the parties to the extent possible.]

(iii)   Prior to accepting an appointment, the arbitrator must promptly disclose any circumstances likely to create a reasonable inference of bias or conflict of interest or likely to preclude completion of the hearings within the prescribed time schedule.

(iv)   After consulting with the parties at an organizational conference held not later than 10 Business Days after its appointment, the arbitrator shall devise procedures and deadlines for the arbitration, to the extent not already agreed to by the parties, with the goal of expediting the proceeding and completing the arbitration within [120] days. The arbitrator shall have the authority to schedule, hear, and determine any and all motions, including dispositive and discovery motions, in accordance with the Federal Rules of Civil Procedure for non-jury matters (the "Rules") (including summary judgment and other prehearing and post hearing motions), and will do so by reasoned decision on the motion of any party to the arbitration.

(v)   [Notwithstanding whatever other discovery may be available under the Rules, unless otherwise agreed by the parties, each party to the arbitration will be presumptively limited to the following discovery in the arbitration: [(A) the parties shall reasonably and in good faith voluntarily produce to all other parties all documents upon which they intend to rely and all documents they reasonably and in good faith believe to be relevant to the claims or defenses asserted by any of the parties, (B) party witness depositions (excluding Rule 30b-6 witnesses), and (C) expert witness depositions,] provided, that the arbitrator shall have the ability to grant the parties, or either of them, additional discovery to the extent that the arbitrator determines good cause is shown that such additional discovery is reasonable and necessary.]

(vi)   The arbitrator shall make its final determination no later than [30] days after the conclusion of the hearings and submission of any post-hearing submissions. The arbitrator shall resolve the dispute in accordance with the terms of this Agreement, and may not modify or change this Agreement in any way. The arbitrator will not have the power to award punitive damages or consequential damages in any arbitration conducted by them. Interest on any monetary award shall bear interest from the date of the

Exchange Election Notice at the annual rate of [_____]. In its final determination, the arbitrator shall determine and award the costs of the arbitration (including the fees of the arbitrator, cost of any record or transcript of the arbitration, and administrative fees) and shall award reasonable attorneys' fees to the parties as determined by the arbitrator in its reasonable discretion. The determination of the arbitrator shall be by a reasoned decision in writing and counterpart copies will be promptly delivered to the parties.   The determination shall be final and non-appealable and may be enforced in any court of competent jurisdiction.

(vii)   In the event a Requesting Certificateholder is the Enforcing Party, the agreement with the arbitrator shall contain a provision requiring that all expenses of the arbitration, including, without limitation, the related expenses of the Trust and the Special Servicer acting on its behalf, must be borne by the Requesting Certificateholder in the event that the arbitrator determines the applicable Mortgage Loan Seller has no liability for the Repurchase Request.

(viii)   By selecting arbitration, the selecting party is giving up the right to sue in court, including the right to a trial by jury.

(ix)   No person may bring a putative or certificated class action to arbitration.

(n)   The following provisions will apply to both mediation and third-party arbitration:

(i)   Any mediation or arbitration will be held in New York, New York unless another location is agreed by all parties;

(ii)   If the dispute involves a matter that cannot effectively be remedied by the payment of damages, or if there be any dispute relating to arbitration or the arbitrators that cannot be resolved promptly by the arbitrators or [NATIONALLY RECOGNIZED ARBITRATION SERVICES PROVIDER], then any party in such instance may during the pendency of the arbitration proceedings seek temporary equitable remedies, pending the final decision of the arbitration panel, solely by application in the Southern District if such court shall have subject matter jurisdiction, or if the Southern District has no jurisdiction, then it the Supreme Court of the State of New York for the County of New York. The arbitration proceedings shall not be stayed unless so ordered by the court.

(iii)   The details and/or existence of any Repurchase Request, any informal meetings, mediations or arbitration proceedings conducted under this Section 2.03, including all offers, promises, conduct and statements, whether oral or written, made in the course of the parties' attempt to informally resolve any Repurchase Request, will be confidential, privileged and inadmissible for any purpose, including impeachment, in any mediation, arbitration or litigation, or other proceeding (including any proceeding under this **Error! Reference source not found.**). Such information will be kept strictly confidential and will not be disclosed or shared with any third party (other than a party's attorneys, experts, accountants and other agents and representatives, as reasonably required in connection with any resolution procedure under this **Error! Reference source not found.**), except as otherwise required by law, regulatory requirement or court

order. If any party to a resolution procedure receives a subpoena or other request for information from a third party (other than a governmental regulatory body) for such confidential information, the recipient will promptly notify the other party to the resolution procedure and will provide the other party with a reasonable opportunity to object to the production of its confidential information.

(iv) In the event a Requesting Certificateholder is the Enforcing Party, the agreement with the arbitrator or mediator, as the case may be, shall be required contain an acknowledgment that neither the Trust nor the Special Servicer acting on its behalf shall be responsible for any costs and expenses of the arbitration or mediation, as applicable, required to be borne by the Requesting Certificateholder pursuant to the terms of the arbitrator's decision or the agreement reached in mediation.

(v) In the event that a Requesting Certificateholder is the Enforcing Party, the agreement with the arbitrator or mediator, as the case may be, shall obligate the Requesting Certificateholder to pay any expenses allocated to the Enforcing Party in the arbitration proceedings or any expenses that the Enforcing Party agrees to bear in the mediation proceedings (and any such expenses awarded in the arbitration proceedings or agreed to in the mediation proceedings shall be required to include the [reasonable] out-of-pocket expenses of the Trust (including the Special Servicer acting on its behalf).

Section 2.04 <u>Representations, Warranties and Covenants of the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Operating Advisor and the Asset Representations Reviewer</u>. (a) The Master Servicer, as Master Servicer, hereby represents and warrants with respect to itself to the Trustee, for its own benefit and the benefit of the Certificateholders, and to the Depositor, the Certificate Administrator, the Special Servicer, the Asset Representations Reviewer and the Operating Advisor and the Serviced Companion Loan Noteholders, as of the Closing Date, that:

(i) The Master Servicer is a [ENTITY TYPE], duly organized, validly existing and in good standing under the laws of the [PLACE OF ORGANIZATION], and the Master Servicer is in compliance with the laws of each state (within the United States of America) in which any related Mortgaged Property is located to the extent necessary to perform its obligations under this Agreement;

(ii) The execution and delivery of this Agreement by the Master Servicer, and the performance and compliance with the terms of this Agreement by the Master Servicer, do not (A) violate the Master Servicer's organizational documents or (B) constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the breach of, any material agreement or other material instrument to which it is a party or which is applicable to it or any of its assets, or (C) violate any law, rule, regulation, order, judgment or decree to which the Master Servicer or its property is subject, which, in the case of either (B) or (C), is likely to materially and adversely affect either the ability of the Master Servicer to perform its obligations under this Agreement or its financial condition;

(iii) The Master Servicer has the full corporate power and authority to enter into and consummate all transactions to be performed by it contemplated by this

Agreement, has duly authorized the execution, delivery and performance by it of this Agreement, and has duly executed and delivered this Agreement;

(iv)   This Agreement, assuming due authorization, execution and delivery by the Trustee, the Paying Agent, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the Special Servicer and the Depositor, constitutes a valid, legal and binding obligation of the Master Servicer, enforceable against the Master Servicer in accordance with the terms hereof, subject to applicable bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting the enforcement of creditors' rights generally, and general principles of equity, regardless of whether such enforcement is considered in a proceeding in equity or at law;

(v)   The Master Servicer is not in default with respect to any law, any order or decree of any court, or any order, regulation or demand of any federal, state, municipal or governmental agency, which default, in the Master Servicer's reasonable judgment is likely to materially and adversely affect the financial condition or operations of the Master Servicer or its properties taken as a whole or its ability to perform its duties and obligations hereunder;

(vi)   No litigation is pending or, to the best of the Master Servicer's knowledge, threatened against the Master Servicer which would prohibit the Master Servicer from entering into this Agreement or, in the Master Servicer's good faith and reasonable judgment is likely to materially and adversely affect either the ability of the Master Servicer to perform its obligations under this Agreement or the financial condition of the Master Servicer;

(vii)   No consent, approval, authorization or order of any court or governmental agency or body is required for the execution, delivery and performance by the Master Servicer of, or compliance by the Master Servicer with, this Agreement or the consummation of the transactions of the Master Servicer contemplated by this Agreement, except for any consent, approval, authorization or order which has been obtained, or which, if not obtained would not have a materially adverse effect on the ability of the Master Servicer to perform its obligations hereunder;

(viii)   Each officer and employee of the Master Servicer that has responsibilities concerning the servicing and administration of Mortgage Loans or Serviced Whole Loans is covered by errors and omissions insurance and the fidelity bond in the amounts and with the coverage required by this Agreement or the Master Servicer self-insures for such risks in compliance with the requirements of Section 3.08(d) of this Agreement.

(b)   The Special Servicer, as Special Servicer, hereby represents and warrants to and covenants with the Trustee, for its own benefit and the benefit of the Certificateholders, and to the Depositor, the Certificate Administrator, the Master Servicer, the Operating Advisor, the Asset Representations Reviewer and the Serviced Companion Loan Noteholders, as of the Closing Date, that:

(i)   The Special Servicer is a [ENTITY TYPE], duly organized, validly existing and in good standing under the laws of the [PLACE OF ORGANIZATION], and

the Special Servicer is in compliance with the laws of each state (within the United States of America) in which any related Mortgaged Property is located to the extent necessary to perform its obligations under this Agreement;

(ii)   The execution and delivery of this Agreement by the Special Servicer, and the performance and compliance with the terms of this Agreement by the Special Servicer, do not (A) violate the Special Servicer's organizational documents or (B) constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the breach of, any material agreement or other material instrument to which it is a party or which is applicable to it or any of its assets, or (C) violate any law, rule, regulation, order, judgment or decree to which the Special Servicer or its property is subject, which, in the case of either (B) or (C), is likely to materially and adversely affect either the ability of the Special Servicer to perform its obligations under this Agreement or its financial condition;

(iii)   The Special Servicer has the full corporate power and authority to enter into and consummate all transactions to be performed by it contemplated by this Agreement, has duly authorized the execution, delivery and performance by it of this Agreement, and has duly executed and delivered this Agreement;

(iv)   This Agreement, assuming due authorization, execution and delivery by the Trustee, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Master Servicer and the Depositor, constitutes a valid, legal and binding obligation of the Special Servicer, enforceable against the Special Servicer in accordance with the terms hereof, subject to applicable bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting the enforcement of creditors' rights generally, and general principles of equity, regardless of whether such enforcement is considered in a proceeding in equity or at law;

(v)   The Special Servicer is not in default with respect to any law, any order or decree of any court, or any order, regulation or demand of any federal, state, municipal or governmental agency, which default, in the Special Servicer's reasonable judgment is likely to materially and adversely affect the financial condition or operations of the Special Servicer or its properties taken as a whole or its ability to perform its duties and obligations hereunder;

(vi)   No litigation is pending or, to the best of the Special Servicer's knowledge, threatened against the Special Servicer which would prohibit the Special Servicer from entering into this Agreement or, in the Special Servicer's good faith and reasonable judgment is likely to materially and adversely affect either the ability of the Special Servicer to perform its obligations under this Agreement or the financial condition of the Special Servicer;

(vii)   No consent, approval, authorization or order of any court or governmental agency or body is required for the execution, delivery and performance by the Special Servicer of, or compliance by the Special Servicer with, this Agreement or the consummation of the transactions of the Special Servicer contemplated by this Agreement, except for any consent, approval, authorization or order which has been obtained, or

which, if not obtained would not have a materially adverse effect on the ability of the Special Servicer to perform its obligations hereunder;

(viii)   Each officer and employee of the Special Servicer that has responsibilities concerning the servicing and administration of Mortgage Loans or Serviced Whole Loans is covered by errors and omissions insurance and the fidelity bond in the amounts and with the coverage required by this Agreement or the Special Servicer self-insures for such risks in compliance with the requirements of Section 3.08(d) of this Agreement.

(c)   It is understood and agreed that the representations and warranties set forth in this Section shall survive delivery of the respective Mortgage Files to the Custodian on behalf of the Trustee until the termination of this Agreement, and shall inure to the benefit of the Trustee, the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the Serviced Companion Loan Noteholders and the Master Servicer or Special Servicer, as the case may be. Upon discovery by the Depositor, the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer or a Responsible Officer of the Trustee (or upon written notice thereof from any Certificateholder) of a breach of any of the representations and warranties set forth in this Section which materially and adversely affects the interests of the Certificateholders, the Certificate Administrator, the Master Servicer, Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Serviced Companion Loan Noteholders or the Trustee in any Mortgage Loan, the party discovering such breach shall give prompt written notice to the other parties hereto, the Serviced Companion Loan Noteholders and the Mortgage Loan Sellers.

(d)   The Trustee hereby represents and warrants to the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator and the Serviced Companion Loan Noteholders as of the Closing Date, that:

(i)   The Trustee is a [ENTITY TYPE], duly organized, validly existing and in good standing under the laws of the [PLACE OF ORGANIZATION] and has full power, authority and legal right to own its properties and conduct its business as presently conducted and to execute, deliver and perform the terms of this Agreement.

(ii)   This Agreement has been duly authorized, executed and delivered by the Trustee and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding instrument enforceable against the Trustee in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights in general and by general equity principles (regardless of whether such enforcement is considered in a proceeding in equity or at law).

(iii)   Neither the execution and delivery of this Agreement by the Trustee nor the consummation by the Trustee of the transactions herein contemplated to be performed by the Trustee, nor compliance by the Trustee with the provisions hereof, will conflict with or result in a breach of, or constitute a default under, any of the provisions of any applicable law (subject to the appointment in accordance with such applicable law of any co-Trustee or separate Trustee required pursuant to this Agreement), governmental rule, regulation,

judgment, decree or order binding on the Trustee or its properties or the organizational documents of the Trustee or the terms of any material agreement, instrument or indenture to which the Trustee is a party or by which it is bound which, in the Trustee's good faith and reasonable judgment, is likely to affect materially and adversely the ability of the Trustee to perform its obligations under this Agreement.

(iv)   The Trustee is not in violation of, and the execution and delivery of this Agreement by the Trustee and its performance and compliance with the terms of this Agreement will not constitute a violation with respect to, any order or decree of any court binding on the Trustee or any law, order or regulation of any federal, state, municipal or governmental agency having jurisdiction, or result in the creation or imposition of any lien, charge or encumbrance which, in any such event, would have consequences that would materially and adversely affect the condition (financial or otherwise) or operation of the Trustee or its properties.

(v)   No consent, approval, authorization or order of, or registration or filing with, or notice to any court or governmental agency or body, is required for the execution, delivery and performance by the Trustee of or compliance by the Trustee with this Agreement, or if required, such approval has been obtained prior to the Cut-off Date or which, if not obtained, would have a materially adverse effect on the Trustee's ability to perform its obligations hereunder.

(vi)   To the best of the Trustee's knowledge, no litigation is pending or threatened against the Trustee which would prohibit its entering into or materially and adversely affect its ability to perform its obligations under this Agreement or the Indemnification Agreement, dated as of the Pricing Date, among the Trustee, the Depositor and the Underwriters.

(e)   The Certificate Administrator hereby represents and warrants to the Depositor, the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and the Serviced Companion Loan Noteholders, as of the Closing Date, that:

(i)   The Certificate Administrator is a [ENTITY TYPE], duly organized, validly existing and in good standing under the laws of the [PLACE OF ORGANIZATION] and has full power, authority and legal right to own its properties and conduct its business as presently conducted and to execute, deliver and perform the terms of this Agreement.

(ii)   This Agreement has been duly authorized, executed and delivered by the Certificate Administrator and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding instrument enforceable against the Certificate Administrator in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights in general and by general equity principles (regardless of whether such enforcement is considered in a proceeding in equity or at law).

(iii)   Neither the execution and delivery of this Agreement by the Certificate Administrator nor the consummation by the Certificate Administrator of the transactions herein contemplated to be performed by the Certificate Administrator, nor compliance by the Certificate Administrator with the provisions hereof, will conflict with or result in a breach of, or constitute a default under, any of the provisions of any applicable law, governmental rule, regulation, judgment, decree or order binding on the Certificate Administrator or its properties or the organizational documents of the Certificate Administrator or the terms of any material agreement, instrument or indenture to which the Certificate Administrator is a party or by which it is bound which, in the Certificate Administrator's good faith and reasonable judgment, is likely to affect materially and adversely the ability of the Certificate Administrator to perform its obligations under this Agreement.

(iv)   The Certificate Administrator is not in violation of, and the execution and delivery of this Agreement by the Certificate Administrator and its performance and compliance with the terms of this Agreement will not constitute a violation with respect to, any order or decree of any court binding on the Certificate Administrator or any law, order or regulation of any federal, state, municipal or governmental agency having jurisdiction, or result in the creation or imposition of any lien, charge or encumbrance which, in any such event, would have consequences that are likely to affect materially and adversely the ability of the Certificate Administrator to perform its obligations under this Agreement.

(v)   No consent, approval, authorization or order of, or registration or filing with, or notice to any court or governmental agency or body, is required for the execution, delivery and performance by the Certificate Administrator of or compliance by the Certificate Administrator with this Agreement, or if required, such approval has been obtained prior to the Cut-off Date or which, if not obtained, would have a materially adverse effect on the Certificate Administrator's ability to perform its obligations hereunder.

(vi)   To the best of the Certificate Administrator's knowledge, no litigation is pending or threatened against the Certificate Administrator which would prohibit its entering into or materially and adversely affect its ability to perform its obligations under this Agreement or the Indemnification Agreement, dated as of the Pricing Date, between the Certificate Administrator, the Depositor and the Underwriters.

(f)   The Operating Advisor hereby represents and warrants to the Trustee, the Depositor, the Certificate Administrator, the Master Servicer, the Special Servicer, the Asset Representations Reviewer and the Serviced Companion Loan Noteholders, as of the Closing Date, that:

(i)   The Operating Advisor is a [ENTITY TYPE], duly organized, validly existing and in good standing under the laws of the [PLACE OF ORGANIZATION] and has full power, authority and legal right to own its properties and conduct its business as presently conducted and to execute, deliver and perform the terms of this Agreement.

(ii)   The execution and delivery of this Agreement by the Operating Advisor, and the performance and compliance with the terms of this Agreement by the Operating Advisor, do not (A) violate the Operating Advisor's organizational documents or (B) constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the breach of, any material agreement or other material instrument to which it is a party or which is applicable to it or any of its assets, or (C) violate any law, rule, regulation, order, judgment or decree to which the Operating Advisor or its property is subject, which, in the case of either (B) or (C), is likely to materially and adversely affect either the ability of the Operating Advisor to perform its obligations under this Agreement or its financial condition;

(iii)   The Operating Advisor has the full limited liability company power and authority to enter into and consummate all transactions to be performed by it contemplated by this Agreement, has duly authorized the execution, delivery and performance by it of this Agreement, and has duly executed and delivered this Agreement;

(iv)   This Agreement, assuming due authorization, execution and delivery by the Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer, and the Depositor, constitutes a valid, legal and binding obligation of the Operating Advisor, enforceable against the Operating Advisor in accordance with the terms hereof, subject to applicable bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting the enforcement of creditors' rights generally, and general principles of equity, regardless of whether such enforcement is considered in a proceeding in equity or at law;

(v)   The Operating Advisor is not in default with respect to any law, any order or decree of any court, or any order, regulation or demand of any federal, state, municipal or governmental agency, which default, in the Operating Advisor's reasonable judgment, is likely to materially and adversely affect the financial condition or operations of the Operating Advisor or its properties taken as a whole or its ability to perform its duties and obligations hereunder;

(vi)   No litigation is pending or, to the best of the Operating Advisor's knowledge, threatened against the Operating Advisor which would prohibit the Operating Advisor from entering into this Agreement or, in the Operating Advisor's good faith and reasonable judgment, is likely to materially and adversely affect either the ability of the Operating Advisor to perform its obligations under this Agreement or the financial condition of the Operating Advisor; and

(vii)   No consent, approval, authorization or order of any court or governmental agency or body is required for the execution, delivery and performance by the Operating Advisor, or compliance by the Operating Advisor with, this Agreement or the consummation of the transactions of the Operating Advisor contemplated by this Agreement, except for any consent, approval, authorization or order which has been obtained, or which, if not obtained would not have a materially adverse effect on the ability of the Operating Advisor to perform its obligations hereunder.

(g)   The Asset Representations Reviewer hereby represents and warrants to the Trustee, for its own benefit and the benefit of the Certificateholders, and to the Depositor, the Master Servicer, the Special Servicer, the Asset Representations Reviewer and the Certificate Administrator, as of the Closing Date, that:

(i)   The Asset Representations Reviewer is a [ENTITY TYPE], duly organized, validly existing and in good standing under the laws of the [PLACE OF ORGANIZATION], and the Asset Representations Reviewer is in compliance with the laws of each State in which any Mortgaged Property is located to the extent necessary to perform its obligations under this Agreement;

(ii)   The execution and delivery of this Agreement by the Asset Representations Reviewer, and the performance and compliance with the terms of this Agreement by the Asset Representations Reviewer, do not (A) violate the Asset Representations Reviewer's organizational documents, (B) constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the breach of, any material agreement or other material instrument to which it is a party or which is applicable to it or any of its assets, or (C) violate any law, rule, regulation, order, judgment or decree to which the Asset Representations Reviewer or its property is subject, which, in the case of either (B) or (C), is likely to materially and adversely affect either the ability of the Asset Representations Reviewer to perform its obligations under this Agreement or its financial condition;

(iii)   The Asset Representations Reviewer has the full power and authority to enter into and consummate all transactions to be performed by it contemplated by this Agreement, has duly authorized the execution, delivery and performance of this Agreement, and has duly executed and delivered this Agreement;

(iv)   This Agreement, assuming due authorization, execution and delivery by the other parties hereto, constitutes a valid, legal and binding obligation of the Asset Representations Reviewer, enforceable against the Asset Representations Reviewer in accordance with the terms hereof, subject to (A) applicable bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting the enforcement of creditors' rights generally, and (B) general principles of equity, regardless of whether such enforcement is considered in a proceeding in equity or at law;

(v)   The Asset Representations Reviewer is not in violation of, and its execution and delivery of this Agreement and its performance and compliance with the terms of this Agreement will not constitute a violation of, any law, order or decree of any court or arbiter, or any order regulation or demand of any federal, state or local governmental or regulatory authority, which violation, in the Asset Representations Reviewer's good faith and reasonable judgment, is likely to materially and adversely affect either the ability of the Asset Representations Reviewer to perform its obligations under this Agreement or the financial condition of the Asset Representations Reviewer;

(vi)   No litigation is pending or, to the best of the Asset Representations Reviewer's knowledge, threatened against the Asset Representations Reviewer, which would prohibit the Asset Representations Reviewer from entering into this Agreement or,

in the Asset Representations Reviewer's good faith and reasonable judgment, is likely to materially and adversely affect the ability of the Asset Representations Reviewer to perform its obligations under this Agreement;

(vii)   The Asset Representations Reviewer has errors and omissions coverage which is in full force and effect or is self-insuring with respect to such risks, which in either case complies with the requirements of Section 3.07 hereof; and

(viii)   No consent, approval, authorization or order of any court or governmental agency or body is required under federal or state law for the execution, delivery and performance by the Asset Representations Reviewer of, or compliance by the Asset Representations Reviewer with, this Agreement or the consummation of the transactions of the Asset Representations Reviewer contemplated by this Agreement, except for any consent, approval, authorization or order which has been obtained or can be obtained prior to the actual performance by the Asset Representations Reviewer of its obligations under this Agreement, or which, if not obtained would not have a materially adverse effect on the ability of the Asset Representations Reviewer to perform its obligations hereunder; and

(ix)   The Asset Representations Reviewer is an Eligible Asset Representations Reviewer.

Section 2.05   Execution and Delivery of Certificates; Issuance of Lower-Tier Regular Interests and the Loan Specific REMIC Regular Interests. The Trustee acknowledges the assignment to it of the Mortgage Loans and the delivery of the Mortgage Files to the Custodian (to the extent the documents constituting the Mortgage Files are actually delivered to the Custodian), subject to the provisions of Section 2.01 and Section 2.02 of this Agreement and, concurrently with such delivery, (i) acknowledges and hereby declares that it holds the Mortgage Loans (excluding the Excess Interest, the AB Whole Loan [and the Mortgage Loan Seller Strip]) for the benefit of (y) the Holders of the Class [R] Interest and (z) the Lower-Tier REMIC as holder of such portions of the Mortgage Loans; (ii) acknowledges and hereby declares that it holds the Excess Interest [and the Mortgage Loan Seller Strip for the benefit of [MORTGAGE LOAN SELLER]] and the Loan Specific REMIC for the benefit of (y) the Holders of the Class R Certificates (in respect of the Class LTR Interest) and (z) the Lower-Tier REMIC as holder of the Loan Specific REMIC Regular Interest; (iii) acknowledges and hereby declares that it holds the Excess Interest for the benefit of the Holders of the [ARD CLASS] Certificates; (iv) acknowledges the issuance of the Loan Specific REMIC Regular Interests and the [LOAN SPECIFIC CLASS]-R Interest represented by the Class [R] Certificates and hereby declares that it holds the Loan Specific REMIC Regular Interests on behalf of the Lower-Tier REMIC, the Upper-Tier REMIC and the Holders of the Certificates (other than the [ARD CLASS] Certificates); (v) acknowledges the issuance of the Lower-Tier Regular Interests and the Class [LTR] Interest represented by the Class [R] Certificates; (vi) acknowledges the contribution by the Depositor of the Lower-Tier Regular Interests to the Upper-Tier REMIC and hereby declares that it holds the Lower-Tier Regular Interests on behalf of the Upper-Tier REMIC and the Holders of the Certificates (other than the [ARD CLASS]); and (vii) in exchange for the Lower-Tier Regular Interests, acknowledges the issuance of the Class [PEZ] Regular Interests and has caused to be executed and caused to be authenticated and delivered to or upon the order of the Depositor, or as directed by the terms of this Agreement, the Regular Certificates, the

-151-

Exchangeable Certificates and the Class UTR Interest represented by Class [R] Certificates, in authorized denominations; and the Depositor hereby acknowledges the receipt by it or its designees of the Regular Certificates, the Class [R] Certificates, the Exchangeable Certificates and the [CLASS ARD] Certificates, which Certificates [and the Mortgage Loan Seller Strip] evidence ownership of the entire Trust Fund.

The Depositor, as of the Closing Date, and concurrently with the execution and delivery of this Agreement, does hereby assign without recourse all the right, title and interest of the Depositor in and to the Class [PEZ] Regular Interests to the Trustee for the benefit of the holders of the Class [__] Certificates (to the extent of the Class [__] Percentage Interest of the Class [__] Regular Interest), the Class [__] Certificates (to the extent of the Class [__] Percentage Interest of the Class [__] Regular Interest), the Class[__] Certificates (to the extent of the Class [__] Percentage Interest of the Class[__] Regular Interest) and the Class [PEZ] Certificates (to the extent of the applicable Class [PEZ] Percentage Interest of each of the Class [PEZ] Regular Interests).

The Trustee (i) acknowledges the assignment to it of the Class [PEZ] Regular Interests and (ii) declares that it holds and will hold the Class [PEZ] Regular Interests for the exclusive use and benefit of the Holders of the Exchangeable Certificates. The Certificate Administrator has caused the Exchangeable Certificates to be executed and authenticated and delivered to or upon the order of the Depositor, or as directed by the terms of this Agreement, in exchange for the Class [PEZ] Regular Interests, and the Depositor hereby acknowledges the receipt by it or its designees of the Exchangeable Certificates in authorized Denominations.

The Depositor, as of the Closing Date, and concurrently with the execution and delivery of this Agreement, does hereby assign without recourse all the right, title and interest of the Depositor in and to the Excess Interest to the Trustee for the benefit of the holders of the [ARD CLASS] Certificates. The Trustee (i) acknowledges the assignment to it of the Excess Interest, (ii) declares that it holds and will hold such Excess Interest in trust for the exclusive use and benefit of all present and future Holders of the [ARD CLASS] Certificates and (iii) has caused the Certificate Administrator to execute, and has caused the Authenticating Agent to authenticate and to deliver to or upon the order of the Depositor, in exchange for the Excess Interest, and the Depositor hereby acknowledges the receipt by it or its designees of the [ARD CLASS] Certificates in authorized Denominations.

Section 2.06 <u>Miscellaneous REMIC and Grantor Trust Provisions</u>. (a) The Loan Specific REMIC Regular Interests issued hereunder are hereby designated as the "regular interests" in the Loan Specific REMIC within the meaning of Section 860G(a)(1) of the Code, and the [LOAN SPECIFIC CLASS]-R Interest, represented by the Class [R] Certificates, is hereby designated as the sole Class of "residual interest" in the Loan Specific REMIC within the meaning of Section 860G(a)(2) of the Code. The Lower-Tier Regular Interests issued hereunder are hereby designated as the "regular interests" in the Lower-Tier REMIC within the meaning of Section 860G(a)(1) of the Code, and the Class R Interest, represented by the Class [R] Certificates, is hereby designated as the sole class of "residual interests" in the Lower-Tier REMIC within the meaning of Section 860G(a)(2) of the Code. The Regular Certificates and the Class [PEZ] Regular Interests are hereby designated as "regular interests" in the Upper-Tier REMIC within the meaning of Section 860G(a)(1) of the Code, and the Class UTR Interest, represented by the Class [R] Certificates is hereby designated as the sole Class of "residual

interests" in the Upper-Tier REMIC within the meaning of Section 860G(a)(2) of the Code. The Closing Date is hereby designated as the "Startup Day" of each Trust REMIC within the meaning of Section 860G(a)(9) of the Code. The "latest possible maturity date" of the Loan Specific REMIC Regular Interests, the Lower-Tier Regular Interests, the Regular Certificates and the Class [PEZ] Regular Interests for purposes of Section 860G(a)(l) of the Code is the Rated Final Distribution Date.

(b)   None of the Depositor, the Trustee, the Certificate Administrator, the Master Servicer or the Special Servicer shall enter into any arrangement by which the Trust Fund will receive a fee or other compensation for services other than as specifically contemplated herein.

(c)   Each of the [ARD CLASS] Certificates, Class [__] Certificates, Class [__] Certificates, Class [__] Certificates and Class [PEZ] Certificates shall represent undivided beneficial interests in its corresponding portion of the Trust Fund consisting of, respectively, [ARD CLASS] Specific Grantor Trust Assets, the Class [__] Specific Grantor Trust Assets, the Class [__] Specific Grantor Trust Assets, the Class [__] Specific Grantor Trust Assets, and the Class [PEZ] Specific Grantor Trust Assets. The Grantor Trust shall be treated as a "grantor trust" within the meaning of subpart E, part I of subchapter J of the Code.

ARTICLE III

ADMINISTRATION AND SERVICING
OF THE TRUST FUND

Section 3.01   The Master Servicer To Act as Master Servicer; Special Servicer To Act as Special Servicer; Administration of the Mortgage Loans and the Serviced Companion Loans. (a) The Master Servicer (generally with respect to Mortgage Loans (other than a Non-Serviced Mortgage Loan) and Serviced Companion Loans that are not Specially Serviced Loans) and the Special Servicer (generally with respect to Specially Serviced Loans and Serviced REO Loans), each as an independent contractor servicer, shall service and administer the Mortgage Loans (other than a Non-Serviced Mortgage Loan) and the Serviced Companion Loans on behalf of the Trust Fund and the Trustee (as Trustee for the Certificateholders) and, in the case of any Serviced Whole Loan, the related Serviced Companion Loan Noteholders, (as a collective whole as if such Certificateholders and Serviced Companion Loan Noteholders, as applicable, constituted a single lender (and with respect to any Serviced Whole Loan with a related Serviced Subordinate Companion Loan, taking into account the subordinate nature of such Serviced Subordinate Companion Loan)), in each case, in accordance with the Servicing Standard.

The Master Servicer's or Special Servicer's liability for actions and omissions in its capacity as Master Servicer or Special Servicer, as the case may be, hereunder is limited as provided herein (including, without limitation, pursuant to Section 6.03 hereof). To the extent consistent with the foregoing and subject to any express limitations set forth in this Agreement, the Master Servicer and Special Servicer shall seek to maximize the timely and complete recovery of principal and interest on the Mortgage Notes; provided, that nothing herein contained shall be construed as an express or implied guarantee by the Master Servicer or Special Servicer of the collectability of the Mortgage Loans or the Serviced Companion Loans. Subject only to

the Servicing Standard, the Master Servicer and Special Servicer shall have full power and authority, acting alone or through sub-servicers (subject to paragraph (c) of this Section 3.01, to the related sub-servicing agreement with each sub-servicer and to Section 3.02 of this Agreement), to do or cause to be done any and all things in connection with such servicing and administration that it may deem consistent with the Servicing Standard and, in its reasonable judgment, in the best interests of the Certificateholders, including, without limitation, with respect to each Mortgage Loan (other than any Non-Serviced Mortgage Loan, and in the case of the Serviced Whole Loans, in the best interests of the Certificateholders and the Serviced Companion Loan Noteholders, as a collective whole as if such Certificateholders and (with respect to a Serviced Whole Loan) Serviced Companion Loan Noteholders constituted a single lender (and with respect to any Serviced Whole Loan with a related Serviced Subordinate Companion Loan, taking into account the subordinate nature of such Serviced Subordinate Companion Loan)) to prepare, execute and deliver, on behalf of the Certificateholders and Serviced Companion Loan Noteholders and the Trustee or any of them: (i) any and all financing statements, continuation statements and other documents or instruments necessary to maintain the lien on each Mortgaged Property and related collateral; (ii) any modifications, waivers, consents or amendments to or with respect to any documents contained in the related Mortgage File; and (iii) any and all instruments of satisfaction or cancellation, or of partial or full release or discharge, and all other comparable instruments, with respect to such Mortgage Loans and the Mortgaged Properties. Notwithstanding the foregoing, neither the Master Servicer nor the Special Servicer shall modify, amend, waive or otherwise consent to any change of the terms of any Mortgage Loan except under the circumstances described in Section 3.03, Section 3.09, Section 3.10, Section 3.24, Section 3.25, Section 3.26 and Section 3.27 hereof. The Master Servicer (with respect to Mortgage Loans (other than a Non-Serviced Mortgage Loan) and Serviced Companion Loans that are not Specially Serviced Loans) and the Special Servicer (with respect to Specially Serviced Loans and Serviced REO Loans) shall provide to the Borrowers related to such Mortgage Loans that it is servicing any reports required to be provided to them pursuant to the related Loan Documents. Subject to Section 3.11 of this Agreement, the Trustee shall, upon the receipt of a written request of a Servicing Officer, execute and deliver to the Master Servicer and Special Servicer, as applicable, any powers of attorney (substantially in the form attached hereto as Exhibit DD, or such other form as mutually agreed to by the Trustee and the Master Servicer or the Special Servicer, as applicable) and other documents (including but not limited to other powers of attorney) prepared by the Master Servicer and Special Servicer, as applicable, and necessary or appropriate (as certified in such written request) to enable the Master Servicer and Special Servicer, as applicable, to carry out their servicing and administrative duties hereunder. The Trustee shall not be held liable for any misuse of any such power of attorney or such other documents by the Master Servicer and Special Servicer, as applicable. Notwithstanding anything contained herein to the contrary, none of the Master Servicer or the Special Servicer shall, without the Trustee's written consent: (i) initiate any action, suit or proceeding solely under the Trustee's name without indicating the Master Servicer's or the Special Servicer's, as the case may be, representative capacity (unless prohibited by any requirement of the applicable jurisdiction in which any such action, suit or proceeding is brought and if so prohibited, in the manner required by such jurisdiction (provided that the Master Servicer or the Special Servicer, as applicable, shall then provide five (5) Business Days' written notice to the Trustee of the initiation of such action, suit or proceeding (or such shorter time period as is reasonably required in the judgment of the Master Servicer or the Special Servicer, as applicable, made in accordance with the Servicing Standard) prior to

filing such action, suit or proceeding), and shall not be required to obtain the Trustee's consent or indicate the Master Servicer's or the Special Servicer's, as applicable, representative capacity); or (ii) take any action with the intent to cause, and that actually causes, the Trustee to be registered to do business in any state.

(b)   Unless otherwise provided in the related Mortgage Note or related Intercreditor Agreement, the Master Servicer shall apply any partial Principal Prepayment received on a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Companion Loan, as applicable, on a date other than a Due Date to the Stated Principal Balance of such Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Companion Loan, as applicable, as of the Due Date immediately following the date of receipt of such partial Principal Prepayment.   Unless otherwise provided in the related Mortgage Note or related Intercreditor Agreement, the Master Servicer shall apply any amounts received on U.S. Treasury obligations in respect of a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Companion Loan, as applicable, being defeased pursuant to its terms to the Stated Principal Balance of and interest on such Mortgage Loan or Serviced Companion Loan, as applicable, as of the Due Date immediately following the receipt of such amounts.

(c)   The Master Servicer and the Special Servicer, may enter into Sub-Servicing Agreements with third parties with respect to any of its respective obligations hereunder, provided that (i) any such agreement requires the Sub-Servicer to comply in all material respects with all of the applicable terms and conditions of this Agreement and shall be consistent with the provisions of this Agreement, the terms of the respective Loan Documents and, in the case of a Serviced Companion Loan, the related Intercreditor Agreement, (ii) if such Sub-Servicer is a Servicing Function Participant or an Additional Servicer, any such agreement provides that (x) the failure of such Sub-Servicer to comply with any of the requirements under Article X of this Agreement applicable to such Sub-Servicer, including the failure to deliver any reports or certificates at the time such report or certification is required under Article X and (y) the failure of such Sub-Servicer to comply with any requirements to deliver any items required by Items 1122 and 1123 of Regulation AB under any other pooling and servicing agreement relating to any other series of certificates offered by the Depositor shall constitute an event of default by such Sub-Servicer upon the occurrence of which the Master Servicer shall (and the Depositor may) immediately terminate the related Sub-Servicer under the related Sub-Servicing Agreement, which termination shall be deemed for cause, (iii) no Sub-Servicer retained by the Master Servicer or the Special Servicer, as applicable, shall grant any modification, waiver or amendment to any Mortgage Loan or Serviced Companion Loan, as applicable, or foreclose any Mortgage without the approval of the Master Servicer or the Special Servicer, as applicable, which approval shall be given or withheld in accordance with the procedures set forth in Section 3.09, Section 3.10, Section 3.24, Section 3.25, Section 3.26, Section 3.27, (as applicable), (iv) such agreement shall be consistent with the Servicing Standard and (v) with respect to any Sub-Servicing Agreement entered into after the Closing Date, if such Sub-Servicer is a Servicing Function Participant or an Additional Servicer, such Sub-Servicer, at the time the related Sub-Servicing Agreement is entered into, is not a Prohibited Party. Any such Sub-Servicing Agreement may permit the Sub-Servicer to delegate its duties to agents or Subcontractors so long as the related agreements or arrangements with such agents or Subcontractors are consistent with the provisions of this Section 3.01(c) (including, for the avoidance of doubt, that no such agent or Subcontractor is a Prohibited Party, if such agent or

Subcontractor would be a Servicing Function Participant, at the time the related sub-servicing agreement is entered into). Any monies received by a Sub-Servicer pursuant to a Sub-Servicing agreement (other than sub-servicing fees) shall be deemed to be received by the Master Servicer on the date received by such Sub-Servicer.

Any Sub-Servicing Agreement entered into by the Master Servicer or the Special Servicer, as applicable, shall provide that it may be assumed or terminated by the Trustee (in its sole discretion, but must be assumed with respect to any Mortgage Loan Seller Sub-Servicer so long as such Mortgage Loan Seller Sub-Servicer is not in default under the applicable Sub-Servicing Agreement) if the Trustee has assumed the duties of the Master Servicer or the Special Servicer, respectively, or any successor Master Servicer or Special Servicer, as applicable, without cost or obligation to the assuming party or the Trust Fund, upon the assumption by such party of the obligations, except to the extent they arose prior to the date of assumption, of the Master Servicer or the Special Servicer, as applicable, pursuant to Section 7.02 (it being understood that any such obligations shall be the obligations of the terminated Master Servicer or Special Servicer, as applicable, only).

Any Sub-Servicing Agreement, and any other transactions or services relating to the Mortgage Loans or the Serviced Companion Loans involving a Sub-Servicer, shall be deemed to be between the Master Servicer or the Special Servicer, as applicable, and such Sub-Servicer alone, and the Trustee, the Certificate Administrator, the Trust Fund, the Operating Advisor, the Asset Representations Reviewer, the Certificateholders and, if applicable, Serviced Companion Loan Noteholders shall not be deemed parties thereto and shall have no claims, rights (except as specified below), obligations, duties or liabilities with respect to the Sub-Servicer, except as set forth in Section 3.01(c)(ii) and Section 3.01(d).

Any Sub-Servicing Agreement as to which a Mortgage Loan Seller required the Master Servicer to enter into shall provide that the Master Servicer (and any successor Master Servicer) or Trustee may only terminate the related Mortgage Loan Seller Sub-Servicer for cause pursuant to such Sub-Servicing Agreement and as otherwise specified in such Sub-Servicing Agreement.

Notwithstanding the provisions of any Sub-Servicing Agreement and this Section 3.01, in no event shall the Trust Fund, the Trustee, the Certificate Administrator, the Depositor or any Serviced Companion Loan Noteholder bear any termination fee required to be paid to any Sub-Servicer as a result of the termination of any Sub-Servicing Agreement.

Notwithstanding any other provision of this Agreement, the Special Servicer shall not enter into any Sub-Servicing Agreement which provides for the performance by third parties of any or all of its obligations herein, without the consent of the Directing Certificateholder for so long as no Control Termination Event has occurred and is continuing, except to the extent necessary for the Special Servicer to comply with applicable regulatory requirements.

(d)   If the Trustee or any successor Master Servicer assumes the obligations of the Master Servicer, or if the Trustee or any successor Special Servicer assumes the obligations of the Special Servicer, in each case in accordance with Section 7.02, the Trustee, the successor Master Servicer or such successor Special Servicer, as applicable, to the extent necessary to permit the Trustee, the successor Master Servicer or such successor Special Servicer, as

applicable, to carry out the provisions of Section 7.02, shall, without act or deed on the part of the Trustee, the successor Master Servicer or such successor Special Servicer, as applicable, succeed to all of the rights and obligations of the Master Servicer or the Special Servicer, as applicable, under any Sub-Servicing Agreement entered into by the Master Servicer or the Special Servicer, as applicable, pursuant to Section 3.01(c). In such event, such successor shall be deemed to have assumed all of the Master Servicer's or the Special Servicer's interest, as applicable, therein (but not any liabilities or obligations in respect of acts or omissions of the Master Servicer or the Special Servicer, as applicable, prior to such deemed assumption) and to have replaced the Master Servicer or the Special Servicer, as applicable, as a party to such Sub-Servicing Agreement to the same extent as if such Sub-Servicing Agreement had been assigned to such successor, except that the Master Servicer or the Special Servicer, as applicable, shall not thereby be relieved of any liability or obligations under such Sub-Servicing Agreement that accrued prior to the succession of such successor.

If the Trustee or any successor Master Servicer or Special Servicer, as applicable, assumes the servicing obligations of the Master Servicer or the Special Servicer, as applicable, then upon request of such successor, the Master Servicer or Special Servicer, as applicable, shall at its own expense (except (i) in the event that the Special Servicer is terminated pursuant to Section 3.22(b), at the expense of the Certificateholders effecting such termination, as applicable; or (ii) in the event that the Master Servicer or the Special Servicer is terminated pursuant to Section 6.04(c), at the expense of the Trust) deliver to such successor all documents and records relating to any Sub-Servicing Agreement and the Mortgage Loans and/or the Serviced Companion Loans, as applicable, then being serviced hereunder or thereunder and an accounting of amounts collected and held by it, if any, and shall otherwise use commercially reasonable efforts to effect the orderly and efficient transfer of any Sub-Servicing Agreement to such successor. The Master Servicer shall not be required to assume the obligations of the Special Servicer and nothing in this paragraph shall imply otherwise.

(e) The parties hereto acknowledge that each Whole Loan is subject to the terms and conditions of the related Intercreditor Agreement and, with respect to a Non-Serviced Mortgage Loan, further subject to the servicing under and all other terms and conditions of the Other Pooling and Servicing Agreement. The parties hereto further recognize the respective rights and obligations of each Companion Loan Noteholder under the related Intercreditor Agreement, including, without limitation with respect to (A) the allocation of collections (and all other amounts received in connection with the related Whole Loan) on or in respect of the related Mortgage Loan and (B) the allocation of Default Interest on or in respect of the related Mortgage Loan.

Notwithstanding anything herein to the contrary, the parties hereto acknowledge and agree that the Master Servicer's and the Special Servicer's obligations and responsibilities hereunder and the Master Servicer's and the Special Servicer's authority with respect to the Serviced Whole Loans are limited by and subject to the terms of the related Intercreditor Agreement and, with respect to any Non-Serviced Mortgage Loan, the rights of the Other Servicer and the Other Special Servicer under the Other Pooling and Servicing Agreement. The Master Servicer shall, consistent with the applicable Servicing Standard, enforce the rights of the Trustee (as holder of a Non-Serviced Mortgage Loan) under the related Intercreditor Agreement and the Other Pooling and Servicing Agreement. The parties hereto acknowledge that each Non-

Serviced Whole Loan and any related REO Property are being serviced and administered under the related Other Pooling and Servicing Agreement and the Other Servicer will make any Servicing Advances required thereunder in respect of such Non-Serviced Whole Loan and remit collections on the Non-Serviced Mortgage Loan to or on behalf of the Trust. None of the Master Servicer, the Special Servicer, the Certificate Administrator or the Trustee shall have any obligation or authority to supervise the related Other Servicer, the related Other Special Servicer or the related Other Trustee or to make Servicing Advances with respect to any such Non-Serviced Whole Loan. Although each Non-Serviced Whole Loan is being serviced under the related Other Pooling and Servicing Agreement, the Controlling Class Representative may have certain information and consultation rights relating to the servicing of the Non-Serviced Whole Loan pursuant to the terms of the related Intercreditor Agreement and the related Other Pooling and Servicing Agreement. Any obligation of the Master Servicer or Special Servicer, as applicable, to provide information and collections and make debt service advances to the Trustee, the Certificate Administrator and the Certificateholders with respect to any Non-Serviced Whole Loan shall be dependent on its receipt of the corresponding information and collections from the related Other Servicer or the related Other Special Servicer. Nothing herein shall be deemed to override the provisions of an Intercreditor Agreement with respect to the rights of the related noteholders thereunder and with respect to the servicing and administrative duties and obligations with respect to such Non-Serviced Whole Loans. In the event of any inconsistency or discrepancy between the provisions, terms or conditions of an Intercreditor Agreement related to a Non-Serviced Whole Loan and the provisions, terms or conditions of this Agreement, the related Intercreditor Agreement shall govern.

If any Mortgage Loan included in any Serviced Whole Loan is no longer part of the Trust Fund and the servicing and administration of such Serviced Whole Loan is to be governed by a separate servicing agreement and not by this Agreement, the Master Servicer and, if such Serviced Whole Loan is then being specially serviced hereunder, the Special Servicer, shall continue to act in such capacities under such separate servicing agreement, which agreement shall be reasonably acceptable to the Master Servicer and/or the Special Servicer, as the case may be, and shall contain servicing and administration, limitation of liability, indemnification and servicing compensation provisions substantially similar to the corresponding provisions of this Agreement, except that such Serviced Whole Loan and the related Mortgaged Property shall be serviced as if they were the sole assets serviced and administered thereunder and the sole source of funds thereunder and except that there shall be no further obligation of any Person to make P&I Advances. All amounts due the Master Servicer, the Trustee and the Special Servicer (including Advances and interest thereon) pursuant to this Agreement and the applicable Intercreditor Agreement shall be paid to the Master Servicer, the Trustee and the Special Servicer by the successor Master Servicer or Special Servicer, as applicable, or as an Additional Trust Fund Expense on the first Master Servicer Remittance Date following termination. In addition, until such time as a separate servicing agreement with respect to such Serviced Whole Loan and any related Serviced REO Property has been entered into and, notwithstanding that neither such Mortgage Loan nor any related Serviced REO Property is part of the Trust Fund, the Custodian shall continue to hold the Mortgage File and the Master Servicer and, if applicable, the Special Servicer shall (subject to the preceding sentence) continue to service such Serviced Whole Loan or any related Serviced REO Property, as the case may be, under this Agreement as if it were a separate servicing agreement. Nothing herein shall be deemed to override the provisions of an Intercreditor Agreement with respect to the rights of the

related noteholders thereunder and with respect to the servicing and administrative duties and obligations with respect to such Serviced Whole Loans. In the event of any inconsistency or discrepancy between the provisions, terms or conditions of an Intercreditor Agreement related to a Serviced Whole Loan and the provisions, terms or conditions of this Agreement, except as provided in Section 3.23(f), the related Intercreditor Agreement shall govern, and as to any matter on which such Intercreditor Agreement is silent or makes reference to this Agreement, this Agreement shall govern.

Section 3.02   Liability of the Master Servicer and the Special Servicer When Sub-Servicing. Notwithstanding any Sub-Servicing Agreement, any of the provisions of this Agreement relating to agreements or arrangements between the Master Servicer or Special Servicer, as applicable, and any Person acting as sub-servicer (or its agents or Subcontractors) or any reference to actions taken through any Person acting as sub-servicer or otherwise, the Master Servicer or the Special Servicer, as applicable, shall remain obligated and primarily liable to the Trustee (on behalf of the Certificateholders), the Certificateholders the Certificateholders and, with respect to the Serviced Whole Loans, the Serviced Companion Loan Noteholders, for the servicing and administering of the Mortgage Loans and Serviced Companion Loans in accordance with the provisions of this Agreement without diminution of such obligation or liability by virtue of such sub-servicing agreements or arrangements or by virtue of indemnification from the Depositor or any other Person acting as sub-servicer (or its agents or Subcontractors) to the same extent and under the same terms and conditions as if the Master Servicer or the Special Servicer, as applicable, alone were servicing and administering the Mortgage Loans and Serviced Companion Loans. Each of the Master Servicer and the Special Servicer shall be entitled to enter into an agreement with any sub-servicer providing for indemnification of the Master Servicer or the Special Servicer, as applicable, by such sub-servicer, and nothing contained in this Agreement shall be deemed to limit or modify such indemnification, but no such agreement for indemnification shall be deemed to limit or modify this Agreement.

Section 3.03   Collection of Mortgage Loan and Serviced Companion Loan Payments. The Master Servicer (with respect to all the Mortgage Loans (other than a Non-Serviced Mortgage Loan) and the Serviced Companion Loans (other than Specially Serviced Loans) that the Master Servicer is servicing) and the Special Servicer (with respect to Specially Serviced Loans) shall use reasonable efforts to collect all payments called for under the terms and provisions of the Mortgage Loans (other than the Non-Serviced Mortgage Loans) and the Serviced Companion Loans each is obligated to service hereunder, and shall follow the Servicing Standard with respect to such collection procedures; provided, that nothing herein contained shall be construed as an express or implied guarantee by the Master Servicer or the Special Servicer of the collectability of the Mortgage Loans or the Serviced Companion Loans; provided, further, that with respect to such Mortgage Loans (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loans, as applicable, that have Anticipated Repayment Dates, so long as the related Borrower is in compliance with each provision of the related Loan Documents, the Master Servicer and Special Servicer (including the Special Servicer in its capacity as a Certificateholder, if applicable) shall not take any enforcement action with respect to the failure of the related Borrower to make any payment of Excess Interest, other than requests for collection, until the final maturity date of such Mortgage Loan or the outstanding principal balance of such Mortgage Loan has been paid in full, however, consistent with the applicable

Servicing Standard, the Master Servicer, or the Special Servicer each may in its discretion waive the Excess Interest (even at the final maturity date) in connection with any Mortgage Loan it is obligated to service hereunder if taking such action is in the best interest of the Certificateholders as a collective whole. With respect to each Performing Loan (other than a Non-Serviced Mortgage Loan), the Master Servicer shall use its reasonable efforts, consistent with the Servicing Standard, to collect income statements and rent rolls from Borrowers as required by the Loan Documents and the terms hereof. The Master Servicer shall provide at least 90 days' notice (with a copy to the Special Servicer) to the Borrowers of Balloon Payments coming due on Performing Loans (other than a Non-Serviced Mortgage Loan). Consistent with the foregoing, the Master Servicer (with respect to each Performing Loan) or the Special Servicer (with respect to Specially Serviced Loans) may in their discretion waive any late payment charge or Default Interest in connection with any delinquent Periodic Payment or Balloon Payment with respect to any Mortgage Loan or Serviced Companion Loan that it is servicing. In addition, the Special Servicer shall be entitled to take such actions with respect to the collection of payments on the Mortgage Loans and the Serviced Companion Loans as are permitted or required under this Agreement.

Section 3.04 <u>Collection of Taxes, Assessments and Similar Items; Escrow Accounts</u>. (a) The Master Servicer, in the case of all Mortgage Loans (other than a Non-Serviced Mortgage Loan) that it is servicing, shall maintain accurate records with respect to each related Mortgaged Property reflecting the status of taxes, assessments and other similar items that are or may become a lien thereon and the status of insurance premiums payable with respect thereto. With respect to each Specially Serviced Loan, the Special Servicer shall use its reasonable efforts, consistent with the Servicing Standard, to collect income statements and rent rolls from Borrowers as required by the Loan Documents. The Special Servicer, in the case of Serviced REO Loans, and the Master Servicer, in the case of all Mortgage Loans (other than a Non-Serviced Mortgage Loan) that it is servicing, shall use reasonable efforts consistent with the Servicing Standard to, from time to time, (i) obtain all bills for the payment of such items (including renewal premiums), and (ii) effect, or, if the Special Servicer, to use reasonable efforts to cause the Master Servicer to effect, payment of all such bills with respect to such Mortgaged Properties prior to the applicable penalty or termination date, in each case employing for such purpose Escrow Payments as allowed under the terms of the related Loan Documents for the related Mortgage Loan or Serviced Companion Loan. If a Borrower under a Mortgage Loan (other than a Non-Serviced Mortgage Loan) fails to make any such payment on a timely basis or collections from the Borrower are insufficient to pay any such item before the applicable penalty or termination date, the Master Servicer shall advance the amount of any shortfall as a Servicing Advance unless the Master Servicer determines in accordance with the Servicing Standard that such Advance would be a Nonrecoverable Advance (<u>provided</u> that with respect to advancing insurance premiums or delinquent tax assessments the Master Servicer shall comply with the provisions of the second to last paragraph in <u>Section 3.21(d)</u> of this Agreement). The Master Servicer shall be entitled to reimbursement of Servicing Advances, with interest thereon at the Reimbursement Rate, that it makes pursuant to this <u>Section 3.04</u> of this Agreement from amounts received on or in respect of the related Mortgage Loan or Serviced Whole Loan respecting which such Advance was made or if such Advance has become a Nonrecoverable Advance, to the extent permitted by <u>Section 3.06</u> of this Agreement. No costs incurred by the Master Servicer in effecting the payment of taxes and assessments on the Mortgaged Properties shall, for the purpose of calculating distributions to Certificateholders or Serviced Companion Loan

Noteholders, be added to the amount owing under the related Mortgage Loans or Serviced Companion Loans, notwithstanding that the terms of such Mortgage Loans or Serviced Companion Loans so permit.

The parties acknowledge that with respect to Non-Serviced Mortgage Loans, the Other Servicer is obligated to make (or any other service provider provided for in the related Other Pooling and Servicing Agreement may make) Servicing Advances with respect to such Non-Serviced Mortgage Loans pursuant to the related Other Pooling and Servicing Agreement. The Other Servicer (or other service provider) shall be entitled to reimbursement for nonrecoverable Servicing Advances (as such term or similar term may be defined in the related Other Pooling and Servicing Agreement) with, in each case, any accrued and unpaid interest thereon provided for under the related Other Pooling and Servicing Agreement in the manner set forth in such Other Pooling and Servicing Agreement, the related Intercreditor Agreement and Section 3.06(a)(v) of this Agreement.

(b)   The Master Servicer shall segregate and hold all funds collected and received pursuant to any Mortgage Loan (other than any Non-Serviced Mortgage Loans) or any Serviced Companion Loan that it is servicing constituting Escrow Payments separate and apart from any of its own funds and general assets and shall establish and maintain one or more segregated custodial accounts (each, an "Escrow Account") into which all Escrow Payments shall be deposited within two (2) Business Days after receipt of properly identified funds and maintained in accordance with the requirements of the related Mortgage Loan or Serviced Whole Loan, as applicable, and in accordance with the Servicing Standard. The Master Servicer shall also deposit into each Escrow Account any amounts representing losses on Permitted Investments to the extent required pursuant to Section 3.07(b) of this Agreement and any Insurance Proceeds or Liquidation Proceeds which are required to be applied to the restoration or repair of any Mortgaged Property pursuant to the related Mortgage Loan or Serviced Whole Loan. Escrow Accounts shall be Eligible Accounts (except to the extent the related Loan Documents require it to be held in an account that is not an Eligible Account); provided, if the ratings of the financial institution holding such account are downgraded to a ratings level below that of an Eligible Account (except to the extent the related Loan Documents require it to be held in an account that is not an Eligible Account), the Master Servicer shall have 30 days (or such longer time as confirmed by a Rating Agency Confirmation, obtained at the expense of the Master Servicer relating to the Certificates and any related Serviced Companion Loan Securities) to transfer such account to an Eligible Account. Escrow Accounts shall be entitled, "[NAME OF MASTER SERVICER], as Master Servicer, on behalf of [NAME OF TRUSTEE], as Trustee, for the benefit of the Holders of Deutsche Mortgage & Asset Receiving Corporation, [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates and Various Borrowers and, if applicable, Serviced Companion Loan Noteholders". Withdrawals from an Escrow Account may be made by the Master Servicer only:

(i)   to effect timely payments of items constituting Escrow Payments for the related Mortgage;

(ii)   to transfer funds to the Collection Account and/or the applicable Serviced Whole Loan Collection Account (or any sub-account thereof) to reimburse the Master Servicer or the Trustee for any Servicing Advance (with interest thereon at the Reimbursement Rate) relating to Escrow Payments, but only from amounts received with

respect to the related Mortgage Loan and/or Serviced Whole Loan, as applicable, which represent late collections of Escrow Payments thereunder;

(iii) for application to the restoration or repair of the related Mortgaged Property in accordance with the related Mortgage Loan and/or Serviced Whole Loan, as applicable, and the Servicing Standard;

(iv) to clear and terminate such Escrow Account upon the termination of this Agreement or pay-off of the related Mortgage Loan and/or Serviced Whole Loan, as applicable;

(v) to pay from time to time to the related Borrower any interest or investment income earned on funds deposited in the Escrow Account if such income is required to be paid to the related Borrower under law or by the terms of the Loan Documents for such Mortgage Loan or Serviced Whole Loan, or otherwise to the Master Servicer; or

(vi) to remove any funds deposited in an Escrow Account that were not required to be deposited therein or to refund amounts to Borrowers determined to be overages.

(c) The Master Servicer shall, as to each Mortgage Loan (other than any Non-Serviced Mortgage Loan) and each Serviced Companion Loan that it is servicing, (i) maintain accurate records with respect to the related Mortgaged Property reflecting the status of real estate taxes, assessments and other similar items that are or may become a lien thereon and the status of insurance premiums and any ground rents payable in respect thereof and (ii) use reasonable efforts to obtain, from time to time, all bills for (or otherwise confirm) the payment of such items (including renewal premiums) and, for such Mortgage Loans and Serviced Companion Loans that require the related Borrower to escrow for such items, shall effect payment thereof prior to the applicable penalty or termination date. For purposes of effecting any such payment for which it is responsible, the Master Servicer shall apply Escrow Payments as allowed under the terms of the related Loan Documents for such Mortgage Loan and Serviced Companion Loan (or, if such Mortgage Loan or Serviced Companion Loan does not require the related Borrower to escrow for the payment of real estate taxes, assessments, insurance premiums, ground rents (if applicable) and similar items, the Master Servicer shall use reasonable efforts consistent with the Servicing Standard to cause the related Borrower to comply with the requirement of the related Loan Documents that the Borrower make payments in respect of such items at the time they first become due and, in any event, prior to the institution of foreclosure or similar proceedings with respect to the related Mortgaged Property for nonpayment of such items). Subject to Section 3.21 of this Agreement, the Master Servicer shall timely make a Servicing Advance with respect to the Mortgage Loans (other than Non-Serviced Mortgage Loans) and Serviced Whole Loans that it is servicing, if any, to cover any such item which is not so paid, including any penalties or other charges arising from the Borrower's failure to timely pay such items.

Section 3.05 Collection Accounts; Gain-on-Sale Reserve Account; Distribution Accounts; Interest Reserve Account and Serviced Whole Loan Collection Accounts. (a) The Master Servicer shall establish and maintain a Collection Account, for the benefit of the Certificateholders and the Trustee as the Holder of the Loan Specific REMIC Regular Interests, the Lower-Tier Regular Interests and the Class [PEZ] Regular Interests with respect to the

Mortgage Loans that it is servicing. The Collection Account shall be established and maintained as an Eligible Account. Amounts attributable to the AB Whole Loan will be assets of the Loan Specific REMIC. Amounts in the Collection Account attributable to the Mortgage Loans (other than Excess Interest, the AB Whole Loan [or the Mortgage Loan Seller Strip]) and amounts attributable to the Loan Specific REMIC Regular Interests will be assets of the Lower-Tier REMIC[, and amounts attributable to the Mortgage Loan Seller Strip will be beneficially owned by [MORTGAGE LOAN SELLER], or its successors or assigns]. Amounts attributable to Excess Interest will be assets of the Grantor Trust. Amounts attributable to the Companion Loans will not be assets of the Trust Fund.

The Master Servicer shall deposit or cause to be deposited in the Collection Account on a daily basis (and in no event later than the [second] Business Day following receipt) of properly identified funds of the following payments and collections received or made by or on behalf of it on or with respect to the Mortgage Loans subsequent to the Cut-off Date:

(i) all payments on account of principal on the Mortgage Loans (other than any Mortgage Loan related to a Serviced Whole Loan), including the principal component of all Unscheduled Payments;

(ii) all payments on account of interest on the Mortgage Loans (other than any Mortgage Loan related to a Serviced Whole Loan) (net of the related Servicing Fees), including Prepayment Premiums, Default Interest, Yield Maintenance Charges, Excess Interest and the interest component of all Unscheduled Payments;

(iii) any amounts required to be deposited pursuant to Section 3.07(b) of this Agreement, in connection with net losses realized on Permitted Investments with respect to funds held in the Collection Account;

(iv) all Net REO Proceeds withdrawn from the related REO Account (other than the Serviced Whole Loan REO Account) pursuant to Section 3.15(b) of this Agreement;

(v) any amounts received from Borrowers which represent recoveries of Property Protection Expenses and are allocable to the Mortgage Loans (other than any Mortgage Loan related to a Serviced Whole Loan), to the extent not permitted to be retained by the Master Servicer as provided herein;

(vi) all Insurance Proceeds, Condemnation Proceeds and Liquidation Proceeds received in respect of any Mortgage Loan (other than any Mortgage Loan related to a Serviced Whole Loan)or any REO Property (other than a Serviced REO Property related to a Serviced Whole Loan), other than Gain-on-Sale Proceeds and Liquidation Proceeds that are received in connection with a purchase of all the Mortgage Loans and any REO Properties in the Trust Fund and that are to be deposited in the Lower-Tier Distribution Account pursuant to Section 9.01 of this Agreement, together with any amounts representing recoveries of Nonrecoverable Advances, including any recovery of Unliquidated Advances, in respect of the related Mortgage Loans (other than any Mortgage Loan related to a Serviced Whole Loan); provided, that any Liquidation Proceeds related to a sale, pursuant to Section 3.16 hereof or pursuant to the related

Intercreditor Agreement, of a Mortgage Loan included in a Serviced Whole Loan shall be deposited directly into the Collection Account and applied solely to pay expenses relating to that Mortgage Loan and to Available Funds (and with respect to the Trust Subordinate Companion Loan, Loan Specific Available Funds);

(vii)   Penalty Charges on the Mortgage Loans (other than any Mortgage Loan related to a Serviced Whole Loan) to the extent required to offset interest on Advances and Additional Trust Fund Expenses pursuant to Section 3.12(d) of this Agreement;

(viii)   any amounts required to be deposited by the Master Servicer or the Special Servicer pursuant to Section 3.08(b) of this Agreement in connection with losses resulting from a deductible clause in a blanket or master force-placed policy in respect of the Mortgage Loans (other than any Mortgage Loan related to a Serviced Whole Loan);

(ix)   any other amounts required by the provisions of this Agreement (including without limitation any amounts to be transferred from the Serviced Whole Loan Collection Account pursuant to Section 3.06(b)(i)(B) and, with respect to the Companion Loans or any mezzanine indebtedness that may exist on a future date, all amounts received pursuant to the cure and purchase rights or reimbursement obligations set forth in the related Intercreditor Agreement or mezzanine intercreditor agreement, as applicable, other than in respect of a Serviced Whole Loan) to be deposited into the Collection Account by the Master Servicer or Special Servicer;

(x)   any Compensating Interest Payments in respect of the Mortgage Loans that the Master Servicer is servicing (other than any Non-Serviced Mortgage Loan or any Mortgage Loan related to a Serviced Whole Loan) pursuant to Section 3.17(c) of this Agreement; and

(xi)   any Loss of Value Payments, as set forth in Section 3.06(e) of this Agreement.

In the case of Gain-on-Sale Proceeds, the Master Servicer shall make appropriate ledger entries received with respect thereto, which the Master Servicer shall hold for (i) the Trustee for the benefit of the Loan Specific REMIC Regular Interests (provided that any Gain-on-Sale Proceeds with respect to the AB Whole Loan shall be deemed to be distributed by the Loan Specific REMIC in respect of the [LOAN SPECIFIC CLASS]-R Interest to the Holder of the Class R Certificates and then recontributed in respect of the Class LTR Interest and held by Master Servicer as an asset of the Lower-Tier REMIC for the benefit of the Trustee as Holder of the Lower-Tier Regular Interests and Certificateholders), the Lower-Tier Regular Interests and the Regular Interests, (ii) for the benefit of the Certificateholders (other than the [ARD CLASS] Certificates) and the Trustee as the Holder of the Lower-Tier Regular Interests and the Class [PEZ] Regular Interests and (iii) for the benefit of any Serviced Companion Loan Noteholder entitled thereto. Any Gain-on-Sale Proceeds shall be identified separately from any other amounts held in the Collection Account (with amounts attributable to each Class or Classes and any Serviced Companion Loan also identified separately).

The foregoing requirements for deposits in the Collection Account shall be exclusive, it being understood and agreed that, without limiting the generality of the foregoing,

payments in the nature of late payment charges (subject to Section 3.12 and the related Intercreditor Agreement), Assumption Fees, Modification Fees and consent fees, loan service transaction fees, extension fees, demand fees, beneficiary statement charges and similar fees need not be deposited in the Collection Account by the Master Servicer or the Special Servicer, as applicable, and, to the extent permitted by applicable law, the Master Servicer or the Special Servicer, as applicable in accordance with Section 3.12 hereof, shall be entitled to retain any such charges and fees received with respect to the Mortgage Loans that it is servicing as additional compensation.

If the Master Servicer deposits in the Collection Account any amount not required to be deposited therein, it may at any time withdraw such amount from the Collection Account, any provision herein to the contrary notwithstanding.

Upon receipt of any of the amounts described in clauses (i), (ii), (v) and (vi) of this Agreement above with respect to any Specially Serviced Loan which is not a Serviced REO Loan, the Special Servicer shall remit such amounts within one Business Day after receipt thereof (except, if such amounts are not properly identified, the Special Servicer shall promptly identify such amounts and shall remit such amounts within one Business Day after such identification) to the Master Servicer for deposit into the Collection Account in accordance with the second paragraph of this Section 3.05 of this Agreement, unless the Special Servicer determines, consistent with the Servicing Standard, that a particular item should not be deposited because of a restrictive endorsement or other appropriate reason. Any such amounts received by the Special Servicer with respect to a Serviced REO Property (other than any Serviced REO Property related to the Serviced Whole Loans) shall be deposited by the Special Servicer into the REO Account and remitted to the Master Servicer for deposit into the Collection Account pursuant to Section 3.15(b) of this Agreement. With respect to any related Serviced Whole Loan, the Special Servicer shall comply with Section 3.05(g) of this Agreement. With respect to any such amounts paid by check to the order of the Special Servicer, the applicable Special Servicer shall endorse without recourse or warranty such check to the order of the Master Servicer and shall promptly deliver any such check to the Master Servicer by overnight courier.

(b)   The Certificate Administrator shall establish and maintain the Loan Specific REMIC Distribution Account and the Lower-Tier Distribution Account in its own name for the benefit of the Trustee, for the benefit of the Certificateholders and the Trustee as the Holder of the Loan Specific REMIC Regular Interest, the Lower-Tier Regular Interests and the Class [__] Regular Interests. The Loan Specific REMIC Distribution Account and the Lower-Tier Distribution Account shall be established and maintained as an Eligible Account or as a sub-account of an Eligible Account. Promptly on each Distribution Date, the Certificate Administrator shall withdraw from the Loan Specific REMIC Distribution Account and deposit in the Lower-Tier Distribution Account on or before such date the Loan Specific Available Funds.

(c)   With respect to each Distribution Date, the Master Servicer shall deliver to the Certificate Administrator on or before the Master Servicer Remittance Date the funds then on deposit in the Collection Account after giving effect to withdrawals of funds pursuant to Section 3.06(a) of this Agreement and deposits from the Serviced Whole Loan Collection Account pursuant to Section 3.06 of this Agreement. Upon receipt from the Master Servicer of such amounts held in the Collection Account, the Certificate Administrator shall deposit in (A)

the Loan Specific REMIC Distribution Account (i) the amount of Available Funds allocable to the AB Mortgage Loan and the Loan Specific Available Funds to be distributed pursuant to Section 4.01 of this Agreement on such Distribution Date and (ii) the amount of Gain-on-Sale Proceeds allocable to the AB Whole Loan to be deposited in the Loan Specific REMIC Distribution Account, then deemed distributed in respect of the [LOAN SPECIFIC CLASS]-R Interest in the Loan Specific REMIC (which Certificate Administrator shall then redeposit in respect of the Class LTR Interest in the Gain-on-Sale Reserve Account in the Lower-Tier REMIC) pursuant to Section 3.06, (B) the Lower-Tier Distribution Account (i) the amount of Available Funds (other than with respect to the AB Mortgage Loan) to be distributed pursuant to Section 4.01 of this Agreement on such Distribution Date and (ii) the amount of Gain-on-Sale Proceeds allocable to any Mortgage Loan (other than the AB Whole Loan) to be deposited into the Lower-Tier Distribution Account (which the Certificate Administrator shall then deposit in the Gain-on-Sale Reserve Account) pursuant to Section 3.06 of this Agreement, (C) the Interest Reserve Account as part of the Lower-Tier REMIC, the amount of any Withheld Amounts to be deposited pursuant to Section 3.05(e) of this Agreement and (D) in the Excess Interest Distribution Account, the Excess Interest to be distributed to the [ARD CLASS] Certificates.

(d)   If any Loss of Value Payments are received in connection with a Material Defect or Material Breach, as the case may be, pursuant to or as contemplated by Section 2.03(e) of this Agreement, the Special Servicer shall establish and maintain one or more non-interest bearing accounts (collectively, the "Loss of Value Reserve Fund") to be held for the benefit of the Certificateholders, for purposes of holding such Loss of Value Payments. Each account that constitutes the Loss of Value Reserve Fund shall be an Eligible Account or a sub-account of an Eligible Account. The Special Servicer shall, upon receipt, deposit in the Loss of Value Reserve Fund all Loss of Value Payments received by it. The Special Servicer shall account for the Loss of Value Reserve Fund as an outside reserve fund within the meaning of Treasury Regulations Section 1.860G-2(h) and not an asset of any Trust REMIC or the Grantor Trust. Furthermore, for all federal tax purposes, the Certificate Administrator and the Special Servicer shall (i) treat amounts paid out of the Loss of Value Reserve Fund through the Collection Account to the Certificateholders as contributed to and distributed by the Trust REMICs and (ii) treat any amounts paid out of the Loss of Value Reserve Fund through the Collection Account to a Mortgage Loan Seller as distributions by the Trust Fund to such Mortgage Loan Seller as beneficial owner of the Loss of Value Reserve Fund. The applicable Mortgage Loan Seller will be the beneficial owner of the Loss of Value Reserve Fund for all federal income tax purposes, and shall be taxable on all income earned thereon.

(e)   The Certificate Administrator shall establish and maintain the Interest Reserve Account in its own name for the benefit of the Trustee, for the benefit of the Certificateholders (other than the Holders of the [LOAN SPECIFIC CLASS] and [ARD CLASS] Certificates) and the Trustee as the Holder of the Lower-Tier Regular Interests and the Class [PEZ] Regular Interests. The Interest Reserve Account shall be established and maintained as an Eligible Account or as a sub-account of an Eligible Account.

On each Master Servicer Remittance Date occurring in (i) January of each calendar year that is not a leap year and (ii) February of each calendar year, unless in either case such Master Servicer Remittance Date is the final Master Servicer Remittance Date, the Certificate Administrator shall calculate the Withheld Amounts. On each such Master Servicer

Remittance Date, the Certificate Administrator shall, with respect to each Mortgage Loan (other than, with respect to the AB Whole Loan, the Trust Subordinate Companion Loan) that does not accrue interest on the basis of a 360-day year of twelve 30-day months, withdraw or be deemed to withdraw from the Lower-Tier Distribution Account and deposit or be deemed to deposit in the Interest Reserve Account an amount equal to the aggregate of the Withheld Amounts calculated in accordance with the previous sentence. If the Certificate Administrator shall deposit in the Interest Reserve Account any amount not required to be deposited therein, it may at any time withdraw such amount from the Interest Reserve Account any provision herein to the contrary notwithstanding. On or prior to the Master Servicer Remittance Date in March of each calendar year (or in February if the final Distribution Date will occur in such month), the Certificate Administrator shall transfer to the Lower-Tier Distribution Account the aggregate of all Withheld Amounts on deposit in the Interest Reserve Account.

(f)   The Certificate Administrator shall establish and maintain the Upper-Tier Distribution Account in its own name for the benefit of the Trustee, for the benefit of the Certificateholders and for the benefit of the Trustee as holder of the Class [PEZ] Regular Interests. The Upper-Tier Distribution Account shall be established and maintained as an Eligible Account or a sub-account of an Eligible Account. Promptly on each Distribution Date, the Certificate Administrator shall withdraw or be deemed to withdraw from the Lower-Tier Distribution Account and deposit or be deemed to deposit in the Upper-Tier Distribution Account on or before such date the Lower-Tier Distribution Amount and the amount of any Prepayment Premiums and Yield Maintenance Charges for such Distribution Date to be distributed in respect of the Lower-Tier Regular Interests pursuant to Section 4.01(a) and Section 4.01(d) of this Agreement on such date and shall also withdraw from the Lower-Tier Distribution Account and deposit in the Upper-Tier Distribution Account on or before such date the Loan Specific Available Funds for such Distribution Date to be distributed in respect of the Class L[___] Interest pursuant to Section 4.01A(a) and Section 4.01A(c) hereof on such date.

(g)   With respect to each Serviced Whole Loan or any related Serviced REO Property, the Master Servicer shall maintain, or cause to be maintained, a Serviced Whole Loan Collection Account in which the Master Servicer shall deposit or cause to be deposited within two Business Days following receipt of properly identified funds the following payments and collections received or made by or on behalf of it on such Serviced Whole Loan or Serviced REO Property subsequent to the Cut-off Date:

(i)   all payments on account of principal on such Serviced Whole Loan, including the principal component of Unscheduled Payments;

(ii)   all payments on account of interest on such Serviced Whole Loan (net of the related Servicing Fees), including Prepayment Premiums, Default Interest, Yield Maintenance Charges and the interest component of all Unscheduled Payments;

(iii)   any amounts required to be deposited pursuant to Section 3.07(b), in connection with net losses realized on Permitted Investments with respect to funds held in such Serviced Whole Loan Collection Account;

(iv)   all Net REO Proceeds withdrawn from the related REO Account in respect of such Serviced Whole Loan pursuant to Section 3.15(b);

-167-

(v)   any amounts received from Borrowers which represent recoveries of Property Protection Expenses and are allocable to such Serviced Whole Loan, to the extent not permitted to be retained by the Master Servicer as provided herein;

(vi)   all Insurance Proceeds, Condemnation Proceeds and Liquidation Proceeds received in respect of such Serviced Whole Loan or any related Serviced REO Property (other than Gain-on-Sale Proceeds and Liquidation Proceeds that are received in connection with a purchase of all the Mortgage Loans and any REO Properties in the Trust Fund and that are to be deposited in the Lower-Tier Distribution Account pursuant to Section 9.01), together with any amounts representing recoveries of Nonrecoverable Advances, including any recovery of Unliquidated Advances, in respect of such Serviced Whole Loan; provided, that any Liquidation Proceeds related to a sale pursuant to Section 3.16 hereof or pursuant to the related Intercreditor Agreement of a Mortgage Loan included in a Serviced Whole Loan shall be deposited directly into the Collection Account and applied solely to pay expenses relating to that Mortgage Loan and to Available Funds (and with respect to the Trust Subordinate Companion Loan, Loan Specific Available Funds) and any Liquidation Proceeds related to a sale of a related Serviced Companion Loan included in a Serviced Whole Loan shall be deposited into the Serviced Whole Loan Collection Account and applied solely to pay expenses relating to that Serviced Companion Loan and to pay amounts due to the related Serviced Companion Loan Noteholder;

(vii)   Penalty Charges on such Serviced Whole Loan to the extent required to offset interest on Advances and debt service advances made by a Serviced Companion Loan Service Provider and Additional Trust Fund Expenses pursuant to Section 3.12(d);

(viii)   any amounts required to be deposited by the Master Servicer or the Special Servicer pursuant to Section 3.08(b) in connection with losses resulting from a deductible clause in a blanket or master force placed policy in respect of such Serviced Whole Loan;

(ix)   any other amounts required by the provisions of this Agreement (including with respect to the Companion Loans or any mezzanine indebtedness that may exist on a future date, all amounts received pursuant to the cure and purchase rights or reimbursement obligations set forth in the related Intercreditor Agreement or mezzanine intercreditor agreement, as applicable) to be deposited into the applicable Serviced Whole Loan Collection Account by the Master Servicer or the Special Servicer;

(x)   any cure payments remitted by any Serviced Companion Loan Noteholder pursuant to the related Intercreditor Agreement; and

(xi)   any Compensating Interest Payments in respect of such Serviced Whole Loan pursuant to Section 3.17(c).

The foregoing requirements for deposits into the applicable Serviced Whole Loan Collection Account shall be exclusive, it being understood and agreed that, without limiting the generality of the foregoing, payments in the nature of late payment charges (subject to Section 3.12 hereof), Assumption Fees, Modification Fees, consent fees, loan service transaction fees, extension fees, demand fees, beneficiary statement

charges and similar fees need not be deposited into the applicable Serviced Whole Loan Collection Account by the Master Servicer or the Special Servicer, as applicable, and, to the extent permitted by applicable law, the Master Servicer or the Special Servicer, as applicable in accordance with Section 3.12 hereof, shall be entitled to retain any such charges and fees received with respect to the Serviced Whole Loans as additional compensation. If the Master Servicer deposits in the applicable Serviced Whole Loan Collection Account any amount not required to be deposited therein, it may at any time withdraw such amount from such Serviced Whole Loan Collection Account, any provision herein to the contrary notwithstanding.

Each Serviced Whole Loan Collection Account shall be maintained as a segregated account, separate and apart from any trust fund created for mortgage backed securities of other series and the other accounts of the Master Servicer; provided, that such Serviced Whole Loan Collection Account may be a sub-account of the Master Servicer's Collection Account but shall, for purposes of this Agreement, be treated as a separate account. Each Serviced Whole Loan Collection Account shall be established and maintained as an Eligible Account or as a sub-account of an Eligible Account.

Upon receipt of any of the foregoing amounts described in clauses (i), (ii), (v) and (vi) above with respect to each Serviced Whole Loan for so long as it is a Specially Serviced Loan but is not a Serviced REO Loan, the Special Servicer shall remit within one Business Day such amounts to the Master Servicer for deposit into the applicable Serviced Whole Loan Collection Account in accordance with the first paragraph of this Section 3.05(g), unless the Special Servicer determines, consistent with the applicable Servicing Standard, that a particular item should not be deposited because of a restrictive endorsement or other appropriate reason. Any such amounts received by the Special Servicer with respect to a Serviced REO Property related to any Serviced Whole Loan shall initially be deposited by the Special Servicer into the related Serviced Whole Loan REO Account and remitted to the Master Servicer for deposit into the applicable Serviced Whole Loan Collection Account pursuant to Section 3.15(b). With respect to any such amounts paid by check to the order of the Special Servicer, the Special Servicer (A) with respect to any Specially Serviced Loan shall endorse without recourse or warranty such check to the order of the Master Servicer and shall promptly deliver any such check to the Master Servicer by overnight courier and (B) with respect to any REO Loan shall deposit such check into the applicable Whole Loan REO Account.

(h) Notwithstanding anything to the contrary contained herein, with respect to each Due Date and (1) any related Serviced Subordinate Companion Loan, within two (2) Business Days of receipt from the Borrower (or such later time as set forth in the applicable Intercreditor Agreement) and (2) any Serviced Pari Passu Companion Loans, within one (1) Business Day after each Determination Date or, from and after a Serviced Pari Passu Companion Loan is deposited into a securitization, on the second Business Day before the "servicer remittance date," as such term or a similar term is defined in the related Other Pooling and Servicing Agreement relating to such securitization (as long as such date is at least one Business Day after receipt), the Master Servicer shall remit, from amounts on deposit in the applicable Serviced Whole Loan Collection Account in accordance with Section 3.06(b)(i)(A), to the applicable Serviced Companion Loan Noteholder by wire transfer in immediately available

funds to the account of such Serviced Companion Loan Noteholder or an agent therefor appearing on the Serviced Companion Loan Noteholder Register on the related date such amounts as are required to be remitted (or, if no such account so appears or information relating thereto is not provided at least five (5) Business Days prior to the date such amounts are required to be remitted, by check sent by first class mail to the address of such Serviced Companion Loan Noteholder or its agent appearing on the Serviced Companion Loan Noteholder Register) the portion of the applicable Serviced Whole Loan Remittance Amount allocable to such Serviced Companion Loan Noteholder.

(i) Prior to the Master Servicer Remittance Date relating to any Collection Period in which Gain-on-Sale Proceeds are received, the Certificate Administrator shall establish and maintain the Gain-on-Sale Reserve Account, which may have one or more sub-accounts, to be held in its own name for the benefit of the Trustee, for the benefit of the Certificateholders, and with respect to each Serviced Whole Loan, the related Serviced Companion Loan Noteholders (other than the Holders of the [ARD CLASS] Certificates), and the Trustee as holder of the Loan Specific REMIC Regular Interests, the Lower-Tier Regular Interests and the Class [PEZ] Regular Interests. Each account that constitutes an Gain-on-Sale Reserve Account shall be an Eligible Account or a sub-account of an Eligible Account. On each Master Servicer Remittance Date, the Master Servicer shall withdraw from the Collection Account or, if allocable to any Serviced Whole Loan, the Master Servicer shall withdraw from the applicable Serviced Whole Loan Collection Account, and remit to the Certificate Administrator (i) in the case of the Mortgage Loans (other than the Serviced Whole Loans), for deposit in the Lower-Tier Distribution Account, as applicable (which the Certificate Administrator shall then deposit in the Gain-on-Sale Reserve Account), and (ii) in the case of the Serviced Whole Loans, for deposit in the Gain-on-Sale Reserve Account, all Gain-on-Sale Proceeds received during the Collection Period ending on the Determination Date immediately prior to such Master Servicer Remittance Date which are allocable to a Mortgage Loan or Serviced Whole Loan; provided that on the Business Day prior to the final Distribution Date, the Certificate Administrator shall withdraw from the Gain-on-Sale Reserve Account and deposit in the Lower-Tier Distribution Account (after allocation to any related Serviced Companion Loan as provided in Section 4.01(e)), for distribution on such Distribution Date, any and all amounts then on deposit in the Gain-on-Sale Reserve Account attributable to the Mortgage Loans.

(j) Funds in the Collection Account, the Serviced Whole Loan Collection Account, the Distribution Accounts, the Interest Reserve Account, the Gain-on-Sale Reserve Account and the REO Account may be invested in Permitted Investments in accordance with the provisions of Section 3.07 of this Agreement.

The Master Servicer shall give written notice to the Depositor, the Trustee, the Certificate Administrator and the Special Servicer of the location and account number of the Collection Account and, if applicable, the Serviced Whole Loan Collection Accounts as of the Closing Date and shall notify the Depositor, the Special Servicer, the Certificate Administrator and the Trustee, as applicable, in writing on or prior to the Closing Date and prior to any subsequent change thereof. In addition, the Master Servicer shall provide notice to each affected holder of a Serviced Companion Loan of the location and account number of the relevant Serviced Whole Loan Collection Account as well as notice in writing on or prior to the Closing Date and prior to any subsequent change thereof. The Certificate Administrator shall give

written notice to the Depositor, the Trustee, the Special Servicer and the Master Servicer of the location and account number of the Interest Reserve Account and the Distribution Accounts as of the Closing Date and shall notify the Depositor, the Trustee, the Special Servicer and the Master Servicer, as applicable, in writing prior to any subsequent change thereof.

(k)   The Certificate Administrator shall establish and maintain the Class [PEZ] Distribution Account in its own name for the benefit of the Trustee, for the benefit of the Holders of the Exchangeable Certificates. The Class [PEZ] Distribution Account shall be established and maintained as an Eligible Account or as a sub-account of an Eligible Account.

(l)   The Certificate Administrator shall establish and maintain the Excess Interest Distribution Account, in its own name, for the benefit of the Holders of the [ARD CLASS] Certificates, with respect to the Excess Interest, which shall be an asset of the Grantor Trust and beneficially owned by the Holders of the [ARD CLASS] Certificates and shall not be an asset of any Trust REMIC. The Excess Interest Distribution Account shall be established and maintained as an Eligible Account or as a subaccount of an Eligible Account. Following the distribution of Excess Interest to the [ARD CLASS] Certificateholders on the first Distribution Date after which there are no longer any Mortgage Loans outstanding which pursuant to their terms could pay Excess Interest, the Certificate Administrator shall terminate the Excess Interest Distribution Account.

(m)   For the avoidance of doubt, the Loan Specific REMIC Distribution Account (including interest, if any, earned on the investment of funds in such account) shall be owned by the Loan Specific REMIC, any REO Account, the Collection Account, the Lower-Tier Distribution Account, the Gain-on-Sale Reserve Account and the Interest Reserve Account (including interest, if any, earned on the investment of funds in such accounts) shall be owned by the Lower-Tier REMIC, the Upper-Tier Distribution Account (including interest, if any, earned on the investor of funds in such account) shall be owned by the Upper-Tier REMIC and the Class [PEZ] Distribution Account and the Excess Interest Distribution Account (including interest, if any, earned on the investment in such accounts) shall be owned by the Grantor Trust for the benefit of the Holders of the Exchangeable Certificates and the [ARD CLASS] Certificates, respectively, each for federal income tax purposes.

Section 3.06   Permitted Withdrawals from the Collection Accounts, the Serviced Whole Loan Collection Accounts and the Distribution Accounts; Trust Ledger. (a) The Master Servicer shall maintain a separate Trust Ledger with respect to the Mortgage Loans that it is servicing on which it shall make ledger entries as to amounts deposited (or credited) or withdrawn (or debited) with respect thereto. On each Master Servicer Remittance Date (or such other date as may be specified below or on which funds are available for such purpose as specified below), with respect to each Mortgage Loan (other than any Mortgage Loan related to a Serviced Whole Loan unless otherwise specified in clauses (i), (ii), (v), (vi), (x), (xi), (xii), (xiii), (xv), (xvi) and (xvii) of this Section 3.06(a)), the Master Servicer shall make withdrawals from amounts allocated thereto in the Collection Account (and may debit the Trust Ledger) for the purposes listed below (the order set forth below not constituting an order of priority for such withdrawals):

(i)   on or before 3:00 p.m. (New York City time) on each Master Servicer Remittance Date, to remit to the Certificate Administrator the amounts to be deposited

into the Loan Specific REMIC Distribution Account, the Lower-Tier Distribution Account (including any amount transferred from the Serviced Whole Loan Collection Account in respect of each Mortgage Loan that is part of a Serviced Whole Loan) (including without limitation the aggregate of the Available Funds, Loan Specific Available Funds, Prepayment Premiums, Yield Maintenance Charges and Gain-on-Sale Proceeds) which the Certificate Administrator shall then deposit into the Upper-Tier Distribution Account, the Interest Reserve Account and the Gain-on-Sale Reserve Account, pursuant to Section 3.05(f), Section 3.05(e) and Section 3.05(i) of this Agreement, respectively;

(ii) to pay (A) itself unpaid Servicing Fees (or, with respect to any Excess Servicing Fee Rights, to pay any Excess Servicing Fees to the holder of such Excess Servicing Fee Rights pursuant to Section 3.12(a) of this Agreement); the Operating Advisor, unpaid Operating Advisor Fees; and the Special Servicer, unpaid Special Servicing Fees, Liquidation Fees and Workout Fees in respect of each Mortgage Loan, Specially Serviced Loan and Serviced REO Loan (exclusive of each Mortgage Loan or Serviced REO Loan included in a Serviced Whole Loan), as applicable, the Master Servicer's, the Operating Advisor's or Special Servicer's, as applicable, rights to payment of Servicing Fees, Operating Advisor Fees and Special Servicing Fees, Liquidation Fees and Workout Fees pursuant to this clause (ii)(A) with respect to any Mortgage Loan, Specially Serviced Loan or Serviced REO Loan (exclusive of each Mortgage Loan or Serviced REO Loan included in a Serviced Whole Loan), as applicable, being limited to amounts received on or in respect of such Mortgage Loan, Specially Serviced Loan or REO Loan, as applicable (whether in the form of payments, Liquidation Proceeds, Insurance Proceeds or Condemnation Proceeds), that are allocable as recovery of interest thereon, (B) the Special Servicer, any unpaid Special Servicing Fees, Liquidation Fees and Workout Fees in respect of each Specially Serviced Loan or Serviced REO Loan, as applicable, remaining unpaid out of general collections on the Mortgage Loans, Specially Serviced Loans and REO Properties, but in the case of each Serviced Whole Loan, only to the extent that amounts on deposit in the applicable Serviced Whole Loan Collection Account are insufficient therefor (provided that the Master Servicer shall, after receiving payment from amounts on deposit in the Collection Account, if any, (i) promptly notify the related Companion Loan Noteholder and (ii) use commercially reasonable efforts to exercise on behalf of the Trust any rights under the related Intercreditor Agreement to obtain reimbursement for a pro rata portion of such amount allocable to the related Serviced Companion Loans from the related Companion Loan Noteholders), (C) each month to the Other Servicer or Other Special Servicer, as applicable, the Trust's *pro rata* portion (based on the related Mortgage Loan's Stated Principal Balance) of any unpaid special servicing fees, liquidation fees, workout fees and additional trust expenses in respect of a Non-Serviced Mortgage Loan remaining unpaid (including amounts payable to such parties under Section 1.04 of this Agreement), out of general collections on the Mortgage Loans, Specially Serviced Loans and REO Properties, (D) the Operating Advisor, any unpaid Operating Advisor Consulting Fees (but only to the extent such Operating Advisor Consulting Fees were received from the related Borrower) and (E) the Asset Representations Reviewer, any unpaid Asset Representations Reviewer Fee payable in connection with any Asset Review that was performed as a result of an Affirmative Asset Review Vote that was also a Majority Affirmative Asset Review Vote;

(iii)   to reimburse the Trustee or itself, in that order, for unreimbursed P&I Advances (other than Nonrecoverable Advances, which are reimbursable pursuant to clause (v) below , and exclusive of the Mortgage Loans or Serviced REO Loans included in the Serviced Whole Loans) the Master Servicer's or the Trustee's right to reimbursement pursuant to this clause (iii) being limited to amounts received which represent Late Collections for the applicable Mortgage Loan (exclusive of the Mortgage Loan or Serviced REO Loan included in the Serviced Whole Loan; provided, that to the extent such amounts are insufficient to repay such P&I Advances on any Mortgage Loan as to which there is a related Serviced Subordinate Companion Loan, such P&I Advances may be reimbursed from collections on the related Serviced Whole Loan allocable to such Serviced Subordinate Companion Loan) during the applicable period; provided, further, that if such P&I Advance becomes a Workout-Delayed Reimbursement Amount, then such P&I Advance shall thereafter be reimbursed from amounts recovered on the related Mortgage Loan intended by the modified loan documents to be applied to reimburse such Workout-Delayed Reimbursement Amount and then from the portion of general collections and recoveries on or in respect of all of the Mortgage Loans and REO Properties on deposit in the Collection Account from time to time that represent collections or recoveries of principal to the extent provided in clause (v) below; provided, that (i) amounts representing general collections and recoveries on or in respect of the Trust Subordinate Companion Loan shall not be available to reimburse any party with respect to this Section 3.06(a)(iii) except in connection with Advances and interest on unreimbursed Advances made in respect of the AB Whole Loan and (ii) amounts representing general collections and recoveries on or in respect of the Mortgage Loans (other than the AB Whole Loan) shall not be available to reimburse any party with respect to this Section 3.06(a)(iii) in connection with Advances and interest on unreimbursed Advances made in respect of the AB Whole Loan, except for, to the extent general collections and recoveries on or in respect of the AB Whole Loan are insufficient to make such payment, a pro rata portion of such reimbursement amount allocable to the AB Mortgage Loan (based on the Stated Principal Balance of the AB Mortgage Loan and the Trust Subordinate Companion Loan);

(iv)   to reimburse the Trustee or itself, in that order, (with respect to any Mortgage Loan or Serviced REO Property) (exclusive of the Mortgage Loans or Serviced REO Loans included in the Serviced Whole Loans or any Serviced REO Property securing any Serviced Whole Loan), for unreimbursed Servicing Advances, the Master Servicer's or the Trustee's respective rights to receive payment pursuant to this clause (iv) with respect to any Mortgage Loan or Serviced REO Property being limited to, as applicable, payments received from the related Borrower which represent reimbursements of such Servicing Advances, Liquidation Proceeds, Insurance Proceeds, Condemnation Proceeds and REO Proceeds with respect to the applicable Mortgage Loan or Serviced REO Property; provided, that if such Servicing Advance becomes a Workout-Delayed Reimbursement Amount, then such Servicing Advance shall thereafter be reimbursed from amounts recovered on the related Mortgage Loan intended by the modified loan documents to be applied to reimburse such Workout-Delayed Reimbursement Amount and then from the portion of general collections and recoveries on or in respect of the Mortgage Loans and REO Properties on deposit in the Collection Account from time to time that represent collections or recoveries of principal to the

extent provided in clause (v) below; provided, that (i) amounts representing general collections and recoveries on or in respect of the Trust Subordinate Companion Loan shall not be available to reimburse any party with respect to this Section 3.06(a)(iv) except in connection with Advances and interest on unreimbursed Advances made in respect of the AB Whole Loan and (ii) amounts representing general collections and recoveries on or in respect of the Mortgage Loans (other than the AB Whole Loan) shall not be available to reimburse any party with respect to this Section 3.06(a)(iv) in connection with Advances and interest on unreimbursed Advances made in respect of the AB Whole Loan, except for, to the extent general collections and recoveries on or in respect of the AB Whole Loan are insufficient to make such payment, a pro rata portion of such reimbursement amount allocable to the AB Mortgage Loan (based on the Stated Principal Balance of the AB Mortgage Loan and the Trust Subordinate Companion Loan);

(v)   (A) to reimburse the Trustee or itself, in that order (with respect to any Mortgage Loan or Serviced REO Property), (1) with respect to Nonrecoverable Advances, first, out of Liquidation Proceeds, Insurance Proceeds, Condemnation Proceeds and REO Proceeds, if any, received on the related Mortgage Loan and related REO Properties, second, out of the principal portion of general collections on the Mortgage Loans and REO Properties, and then, to the extent the principal portion of general collections is insufficient and with respect to such deficiency only, subject to any election at its sole discretion (or at the Trustee's sole discretion for the reimbursement of the Trustee) to defer reimbursement thereof pursuant to this Section 3.06(a) of this Agreement, out of other collections on the Mortgage Loans and REO Properties and (2) with respect to the Workout-Delayed Reimbursement Amounts, out of the principal portion of the general collections on the Mortgage Loans and REO Properties, net of such amounts being reimbursed pursuant to the preceding clause (1) above, but in the case of either clause (1) or (2) above with respect to each Serviced Whole Loan, only to the extent that amounts on deposit in the applicable Serviced Whole Loan Collection Account are insufficient therefor after taking into account any allocation set forth in the related Intercreditor Agreement (provided that the Master Servicer shall, after receiving payment from amounts on deposit in the Collection Account, if any, (i) promptly notify the related Companion Loan Noteholder and (ii) use commercially reasonable efforts to exercise on behalf of the Trust any rights under the related Intercreditor Agreement to obtain reimbursement for a *pro rata* portion (or such other amount as may be set forth in the related Intercreditor Agreement) of such amount representing Servicing Advances allocable to the related Serviced Companion Loans from the related Companion Loan Noteholders), and (B) to pay itself or the Special Servicer out of general collections on the Mortgage Loans and REO Properties, with respect to any Mortgage Loan or Serviced REO Property any related earned Servicing Fee, Special Servicing Fee, Liquidation Fee or Workout Fee, as applicable, that remained unpaid in accordance with clause (ii) above following a Final Recovery Determination made with respect to such Mortgage Loan or Serviced REO Property and the deposit into the Collection Account of all amounts received in connection therewith; (provided, that (i) amounts representing general collections and recoveries on or in respect of the Trust Subordinate Companion Loan shall not be available to reimburse any party with respect to this Section 3.06(a)(v) except in connection with Advances and interest on unreimbursed Advances made in respect of the AB Whole Loan and (ii) amounts representing general collections and recoveries on or in

respect of the Mortgage Loans (other than the AB Whole Loan) shall not be available to reimburse any party with respect to this Section 3.06(a)(v) in connection with Advances and interest on unreimbursed Advances made in respect of the AB Whole Loan, except for, to the extent general collections and recoveries on or in respect of the AB Whole Loan are insufficient to make such payment, a *pro rata* portion of such reimbursement amount allocable to the AB Mortgage Loan (based on the Stated Principal Balance of the AB Mortgage Loan and the Trust Subordinate Companion Loan)), but in the case of each Serviced Whole Loan, only to the extent that amounts on deposit in the applicable Serviced Whole Loan Collection Account are insufficient therefor (provided that the Master Servicer shall, after receiving payment from amounts on deposit in the Collection Account, if any, (i) promptly notify the related Companion Loan Noteholder and (ii) use commercially reasonable efforts to exercise on behalf of the Trust any rights under the related Intercreditor Agreement to obtain reimbursement for a *pro rata* portion of such amount allocable to the related Serviced Companion Loans from the related Companion Loan Noteholders) and (C) to reimburse the related Other Servicer, the related Other Special Servicer and the related Other Trustee, as applicable, out of general collections on the Mortgage Loans and REO Properties for the Trust's *pro rata* portion (based on the related Non-Serviced Mortgage Loan's Stated Principal Balance) of nonrecoverable servicing advances previously made with respect to the related Non-Serviced Mortgage Loans;

(vi)   (A) at such time as it reimburses the Trustee or itself, in that order (with respect to any Mortgage Loan or Serviced REO Property), for (1) any unreimbursed P&I Advance (including any such P&I Advance that constitutes a Workout-Delayed Reimbursement Amount) made with respect to a Mortgage Loan pursuant to clause (iii) above, to pay itself or the Trustee, as applicable, any Advance Interest Amounts accrued and payable thereon, (2) any unreimbursed Servicing Advances (including any such Advance that constitutes a Workout-Delayed Reimbursement Amount) made with respect to a Mortgage Loan or Serviced REO Property pursuant to clause (iv) above, to pay itself or the Trustee, as the case may be, any Advance Interest Amounts accrued and payable thereon or (3) any Nonrecoverable P&I Advances made with respect to a Mortgage Loan or Serviced REO Property and any Nonrecoverable Servicing Advances made with respect to a Mortgage Loan or REO Property or any Workout-Delayed Reimbursement Amounts pursuant to clause (v) above, to pay itself or the Trustee, as the case may be, any Advance Interest Amounts accrued and payable thereon, in each case, first, from Penalty Charges as provided in Section 3.12(d); (provided, that amounts representing general collections and recoveries on or in respect of the Trust Subordinate Companion Loan shall not be available to reimburse any party with respect to this Section 3.12(d) except in connection with Advances and interest on unreimbursed Advances made in respect of the AB Whole Loan) and then, from general collections , but in the case of a Serviced Whole Loan only to the extent that such Nonrecoverable Advance has been reimbursed and only to the extent that amounts on deposit in the applicable Serviced Whole Loan Collection Account are insufficient therefor after taking into account any allocation set forth in the related Intercreditor Agreement (provided that the Master Servicer shall, after receiving payment from amounts on deposit in the Collection Account, if any, (i) promptly notify the related Companion Loan Noteholder and (ii) use commercially reasonable efforts to exercise on behalf of the Trust any rights under the related Intercreditor Agreement to

obtain reimbursement for a *pro rata* portion of such amount representing Advance Interest Amounts on Servicing Advances allocable to the related Serviced Companion Loans from the related Companion Loan Noteholders) and (B) at such time as it reimburses the related Other Servicer, the related Other Special Servicer and the related Other Trustee, as applicable, for any nonrecoverable servicing advances made with respect to any related Non-Serviced Mortgage Loan or the related REO Property pursuant to clause (v) above, to pay the related Other Servicer, the related Other Special Servicer and the related Other Trustee, as applicable, any interest accrued and payable thereon;

(vii)   to reimburse itself, the Special Servicer, the Custodian, the Certificate Administrator or the Trustee, as the case may be, for any unreimbursed expenses reasonably incurred by such Person in respect of any Breach or Defect giving rise to a repurchase obligation of the applicable Mortgage Loan Seller under Section 6 of the applicable Mortgage Loan Purchase Agreement, including, without limitation, any expenses arising out of the enforcement of the repurchase obligation, together with interest thereon at the Reimbursement Rate, each such Person's right to reimbursement pursuant to this clause (vii) with respect to any Mortgage Loan exclusive of any Mortgage Loan included in the Serviced Whole Loan) subject to the following: (a) if the Purchase Price is paid for such Mortgage Loan, then such Person's right to reimbursement shall be limited to that portion of the Purchase Price that represents such expense in accordance with clause (f) of the definition of Purchase Price, or (b) if no Purchase Price is paid or if an amount less than the Purchase Price is paid and proceedings are instituted to enforce the related Mortgage Loan Seller's payment or performance pursuant to the applicable Mortgage Loan Purchase Agreement or if a Loss of Value Payment is made, then such Person shall be entitled to reimbursement from the Trust following the adjudication of such proceedings in favor of such Mortgage Loan Seller, settlement of the Breach or Defect claim, or payment of such Loss of Value Payment, as the case may be;

(viii)   to pay itself all Prepayment Interest Excesses on the Mortgage Pool (exclusive of any Mortgage Loan or Serviced REO Loan included in the Serviced Whole Loan) not required to be used pursuant to Section 3.17(c) of this Agreement;

(ix)   (A) to pay itself, as additional servicing compensation in accordance with Section 3.12(a) of this Agreement, (1) interest and investment income earned in respect of amounts relating to the Trust Fund held in the Collection Account as provided in Section 3.12(b) of this Agreement (but only to the extent of the net investment earnings with respect to such Collection Account for any period from any Distribution Date to the immediately succeeding Master Servicer Remittance Date) and (2) Penalty Charges on the Mortgage Loans that are not Specially Serviced Loans (exclusive of any Mortgage Loan or Serviced REO Loan included in a Serviced Whole Loan), but only to the extent collected from the related Borrower and only to the extent that all amounts then due and payable with respect to the related Mortgage Loan have been paid and are not needed to pay interest on Advances in accordance with Section 3.12 and/or pay or reimburse the Trust for Additional Trust Fund Expenses incurred with respect to such Mortgage Loan during or prior to the related Collection Period (including Special Servicing Fees, Workout Fees or Liquidation Fees); and (B) to pay the Special Servicer, as additional servicing compensation in accordance with Section 3.12(b), Net Default Interest and any

other Penalty Charges on Specially Serviced Loans (exclusive of any Mortgage Loan or Serviced REO Loan included in the Serviced Whole Loan), but only to the extent collected from the related Borrower and only to the extent that all amounts then due and payable with respect to the related Specially Serviced Loan have been paid and are not needed to pay interest on Advances or Additional Trust Fund Expenses (including Special Servicing Fees, Workout Fees or Liquidation Fees), all in accordance with Section 3.12;

(x)   to pay itself, the Special Servicer, the Depositor, the Operating Advisor or any of their respective directors, officers, members, managers, employees and agents, as the case may be, any amounts payable to any such Person pursuant to Section 6.03(a) of this Agreement (and in the case of a Serviced Whole Loan (i) amounts representing general collections and recoveries on or in respect of the Trust Subordinate Companion Loan shall not be available to make payments to any party with respect to this Section 3.06(a)(x) except in connection with such payments (a) that relate solely to the AB Whole Loan or (b) that do not relate to any particular Mortgage Loan and (ii) amounts representing general collections and recoveries on or in respect of the Mortgage Loans other than the AB Whole Loan shall not be available to make payments to any party with respect to this Section 3.06(a)(x) in connection with such payments that relate solely to the AB Whole Loan, except for, to the extent general collections and recoveries on or in respect of the AB Whole Loan are insufficient to make such payment, a pro rata portion of such payment allocable to the AB Mortgage Loan (based on the Stated Principal Balance of the AB Mortgage Loan and the Trust Subordinate Companion Loan) and (iii) with respect to all Serviced Pari Passu Whole Loans, only to the extent that such amounts on deposit in the applicable Serviced Whole Loan Collection Account are insufficient therefor after taking into account any allocation set forth in the related Intercreditor Agreement (provided that the Master Servicer shall, after receiving payment from amounts on deposit in the Collection Account, if any, (i) promptly notify the related Companion Loan Noteholder and (ii) use commercially reasonable efforts to exercise on behalf of the Trust any rights under the related Intercreditor Agreement to obtain reimbursement for a *pro rata* portion of such amount allocable to the related Serviced Companion Loans from the related Companion Loan Noteholders)); provided, that for the purposes of allocating Additional Trust Fund Expenses, (i) any amounts so paid shall be deemed allocated, (a) if relating to a particular Mortgage Loan, to such Mortgage Loan and (b) if not related to any particular Mortgage Loan, *pro rata*, among all Mortgage Loans based on the respective Stated Principal Balances of the Mortgage Loans;

(xi)   to pay for the cost of the Opinions of Counsel contemplated by Sections 3.10(d), 3.10(e), 3.15(a), 3.15(b) and 12.08 of this Agreement (and in the case of a Serviced Whole Loan (i) with respect to the AB Whole Loan amounts representing general collections and recoveries on or in respect of the Trust Subordinate Companion Loan shall not be available to make payments to any party with respect to this Section 3.06(a)(xi) except in connection with such payments (a) that relate solely to the AB Whole Loan or (b) that do not relate to any particular Mortgage Loan and (ii) amounts representing general collections and recoveries on or in respect of the Mortgage Loans other than the AB Whole Loan shall not be available to make payments to any party with respect to this Section 3.06(a)(xi) in connection with such payments that relate solely to the AB Whole Loan, except for, to the extent general collections and recoveries on or in

respect of the AB Whole Loan are insufficient to make such payment, a *pro rata* portion of such payment allocable to the AB Mortgage Loan (based on the Stated Principal Balance of the AB Mortgage Loan and the Trust Subordinate Companion Loan) and (iii) with respect to all Serviced Pari Passu Whole Loans, only to the extent that such amounts on deposit in the applicable Serviced Whole Loan Collection Account are insufficient therefor after taking into account any allocation set forth in the related Intercreditor Agreement (<u>provided</u> that the Master Servicer shall, after receiving payment from amounts on deposit in the Collection Account, if any, (i) promptly notify the related Companion Loan Noteholder and (ii) use commercially reasonable efforts to exercise on behalf of the Trust any rights under the related Intercreditor Agreement to obtain reimbursement for a *pro rata* portion of such amount allocable to the related Serviced Companion Loans from the related Companion Loan Noteholders)); <u>provided</u>, that for the purposes of allocating Additional Trust Fund Expenses, (i) any amounts so paid shall be deemed allocated, (a) if relating to a particular Mortgage Loan, to such Mortgage Loan and (b) if not related to any particular Mortgage Loan, *pro rata*, among all Mortgage Loans based on the respective Stated Principal Balances of the Mortgage Loans;

(xii)   to pay out of general collections on the Mortgage Loans and REO Properties any and all federal, state and local taxes imposed on the Loan Specific REMIC, the Lower-Tier REMIC, the Upper-Tier REMIC or any of their assets or transactions, together with all incidental costs and expenses, to the extent that none of the Master Servicer, the Special Servicer or the Trustee is liable therefor pursuant to this Agreement, except to the extent such amounts relate solely to the Serviced Whole Loans, in which case, such amounts will be reimbursed, *first*, out of the related Serviced Whole Loan Collection Account from collections on the related Serviced Companion Loan and the related Mortgage Loan on a *pro rata* basis by principal balance, and *second*, to the extent any such costs and expenses remain unreimbursed, out of the Collection Account; <u>provided</u> that with respect to the AB Whole Loan (i) amounts representing general collections and recoveries on or in respect of the Trust Subordinate Companion Loan shall not be available to make payments to any party with respect to this <u>Section 3.06(a)(xii)</u> except in connection with such payments (a) that relate solely to the AB Whole Loan or (b) that do not relate to any particular Mortgage Loan and (ii) amounts representing general collections and recoveries on or in respect of the Mortgage Loans other than the AB Whole Loan shall not be available to make payments to any party with respect to this <u>Section 3.06(a)(xii)</u> in connection with such payments that relate solely to the AB Whole Loan, except for, to the extent general collections and recoveries on or in respect of the AB Whole Loan are insufficient to make such payment, a *pro rata* portion of such payment allocable to the AB Mortgage Loan (based on the Stated Principal Balance of the AB Mortgage Loan and the Trust Subordinate Companion Loan); <u>provided</u>, that for the purposes of allocating Additional Trust Fund Expenses, (i) any amounts so paid shall be deemed allocated, (a) if relating to a particular Mortgage Loan, to such Mortgage Loan and (b) if not related to any particular Mortgage Loan, *pro rata*, among all Mortgage Loans based on the respective Stated Principal Balances of the Mortgage Loans;

(xiii)   to reimburse the Trustee, the Custodian or the Certificate Administrator out of general collections on the Mortgage Loans and REO Properties for expenses incurred by and reimbursable to it by the Trust Fund, except to the extent such amounts relate

solely to a Serviced Whole Loan, with respect to (i) the AB Whole Loan amounts representing general collections and recoveries on or in respect of the Trust Subordinate Companion Loan shall not be available to make payments to any party with respect to this Section 3.06(a)(xiii) except in connection with such payments (a) that relate solely to the AB Whole Loan or (b) that do not relate to any particular Mortgage Loan and (ii) amounts representing general collections and recoveries on or in respect of the Mortgage Loans other than the AB Whole Loan shall not be available to make payments to any party with respect to this Section 3.06(a)(xiii) in connection with such payments that relate solely to the AB Whole Loan, except for, to the extent general collections and recoveries on or in respect of the AB Whole Loan are insufficient to make such payment, a *pro rata* portion of such payment allocable to the AB Mortgage Loan (based on the Stated Principal Balance of the AB Mortgage Loan and the Trust Subordinate Companion Loan) and (iii) any Serviced Pari Passu Whole Loan, in which case, such amounts will be reimbursed *first*, from the applicable Serviced Whole Loan Collection Account(s) in accordance with Section 3.06(b) and *then*, out of general collections on the Mortgage Loans; provided, that for the purposes of allocating Additional Trust Fund Expenses, (i) any amounts so paid shall be deemed allocated, (a) if relating to a particular Mortgage Loan, to such Mortgage Loan and (b) if not related to any particular Mortgage Loan, *pro rata*, among all Mortgage Loans based on the respective Stated Principal Balances of the Mortgage Loans;

(xiv) to pay any Person permitted to purchase a Mortgage Loan under Section 3.16 of this Agreement with respect to each Mortgage Loan (exclusive of any Mortgage Loan included in the Serviced Whole Loan), if any, previously purchased by such Person pursuant to this Agreement, all amounts received thereon subsequent to the date of purchase relating to periods after the date of purchase;

(xv) to pay to itself, the Special Servicer, the Trustee, the Certificate Administrator, the Custodian, the Operating Advisor or the Depositor, as the case may be, any amount specifically required to be paid to such Person at the expense of the Trust Fund under any provision of this Agreement to which reference is not made in any other clause of this Section 3.06(a) of this Agreement (and, in the case of an amount specifically related to a Serviced Whole Loan, only to the extent that such amounts on deposit in the applicable Serviced Whole Loan Collection Account are insufficient therefor after taking into account any allocation set forth in the related Intercreditor Agreement (provided that the Master Servicer shall, after receiving payment from amounts on deposit in the Collection Account, if any, (i) promptly notify the related Companion Loan Noteholder and (ii) use commercially reasonable efforts to exercise on behalf of the Trust any rights under the related Intercreditor Agreement to obtain reimbursement for a *pro rata* portion of such amount allocable to the related Serviced Companion Loans from the related Companion Loan Noteholders)), it being acknowledged that this clause (xv) shall not be construed to modify any limitation or requirement otherwise set forth in this Agreement as to the time at which any Person is entitled to payment or reimbursement of any amount or as to the funds from which any such payment or reimbursement is permitted to be made; provided, that (i) any amounts so paid shall be deemed allocated, (a) if relating to a particular Mortgage Loan, to such Mortgage Loan and (b) if not related to any particular Mortgage Loan, *pro rata*, among all Mortgage Loans based on the respective Stated Principal Balances of the Mortgage Loans;

(xvi)   to withdraw from the Collection Account any sums deposited therein in error and pay such sums to the Persons entitled thereto (including any amounts relating to a Mortgage Loan that is part of a Serviced Whole Loan);

(xvii)   to pay from time to time to itself in accordance with Section 3.07(b) of this Agreement any interest or investment income earned on funds deposited in the Collection Account;

(xviii)   to transfer Gain-on-Sale Proceeds allocable to Mortgage Loans to the Lower-Tier Distribution Account for deposit by the Certificate Administrator into the Gain-on-Sale Reserve Account in accordance with Section 3.05(i) of this Agreement;

(xix)   to pay itself, the Special Servicer or the related Mortgage Loan Seller, as the case may be, with respect to each Mortgage Loan, if any, previously purchased or substituted (*i.e.*, replaced) by such Person pursuant to or as contemplated by this Agreement, all amounts received on such Mortgage Loan subsequent to the date of purchase or substitution, and, in the case of a substitution, with respect to the related Qualified Substitute Mortgage Loan(s), all Periodic Payments due thereon during or prior to the month of substitution, in accordance with the third paragraph of Section 2.03(g) of this Agreement;

(xx)   to pay to the Certificate Administrator, the Trustee, the Custodian or any of their directors, officers, employees, representatives and agents, as the case may be, any amounts payable or reimbursable to any such Person pursuant to Section 8.05(d) of this Agreement; provided, that any amounts so paid shall be deemed allocated, (a) if relating to a particular Mortgage Loan, to such Mortgage Loan and (b) if not related to any particular Mortgage Loan, *pro rata*, among all Mortgage Loans based on the respective Stated Principal Balances of the Mortgage Loans;

(xxi)   pursuant to the CREFC® License Agreement, to pay the CREFC® Intellectual Property Royalty License Fee to CREFC® on a monthly basis; and

(xxii)   to clear and terminate the Collection Account at the termination of this Agreement pursuant to Section 9.01 of this Agreement.

The Master Servicer shall pay to the Special Servicer from the Collection Account amounts permitted to be paid to it therefrom promptly upon receipt of a certificate of a Servicing Officer of the Special Servicer describing the item and amount to which the Special Servicer is entitled. The Master Servicer may rely conclusively on any such certificate and shall have no duty to re-calculate the amounts stated therein. The Special Servicer shall keep and maintain separate accounting for each Specially Serviced Loan and Serviced REO Loan and any related Serviced Companion Loan, on a loan-by-loan and property-by-property basis, for the purpose of justifying any request for withdrawal from the Collection Account.

The Master Servicer shall keep and maintain separate accounting records, on a Mortgage Loan by Mortgage Loan basis, reflecting amounts allocable to each Mortgage Loan, and on a property-by-property basis when appropriate, for the purpose of justifying any withdrawal, debit or credit from the Collection Account or the Trust Ledger. Upon written

request, the Master Servicer shall provide to the Certificate Administrator such records and any other information in the possession of the Master Servicer to enable the Certificate Administrator to determine the amounts attributable to (i) the Loan Specific REMIC (with respect to the AB Whole Loan), (ii) the Lower-Tier REMIC with respect to the Mortgage Loans (other than the AB Whole Loan, the Excess Interest [and the Mortgage Loan Seller Strip]) and the Loan Specific REMIC Regular Interests, (iii) the Excess Interest; [and] (iv) the Companion Loans [and (v) the Mortgage Loan Seller Strip].

The Master Servicer shall pay to the Trustee, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the Special Servicer, the Other Trustee, the Other Servicer or the Other Special Servicer, from the Collection Account amounts permitted to be paid to such person therefrom, promptly upon receipt of a certificate of a Responsible Officer of the Trustee, a responsible officer of the Other Trustee, a Responsible Officer of the Certificate Administrator, a certificate of an officer of the Operating Advisor, a certificate of an officer of the Asset Representations Reviewer, a certificate of a Servicing Officer or a certificate of the Other Servicer or Other Special Servicer, as applicable, describing the item and amount to which such Person is entitled (unless such payment to the Trustee, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the Special Servicer, the Other Trustee, the Other Servicer or Other Special Servicer, as the case may be, is specifically required pursuant to this Agreement and the timing and the amount of payment is specified in, or calculable pursuant to, this Agreement, in which case a certificate is not required). The Master Servicer may rely conclusively on any such certificate and shall have no duty to recalculate the amounts stated therein.

The Trustee, the Certificate Administrator, the Custodian, the Special Servicer, the Master Servicer, CREFC®, the Operating Advisor, the Asset Representations Reviewer and the Non-Serviced Mortgage Loan Service Providers (to the extent specified in Section 12.12) shall in all cases have a right prior to the Certificateholders to any funds on deposit in the Collection Account from time to time for the reimbursement or payment of the Servicing Compensation (including investment income), Certificate Administrator/Trustee Fees, Special Servicing Compensation (including investment income), the CREFC® Intellectual Property Royalty License Fee, Operating Advisor Fees, Operating Advisor Consulting Fees (but only to the extent such Operating Advisor Consulting Fees are actually received from the Borrowers), the Asset Representations Reviewer Fee, Advances, Advance Interest Amounts (for each of such Persons other than CREFC®), their respective indemnification payments (if any) pursuant to Section 6.03, Section 8.05 or Section 12.02 of this Agreement (for each of such Persons other than CREFC®), their respective expenses hereunder to the extent such fees and expenses are to be reimbursed or paid from amounts on deposit in the Collection Account pursuant to this Agreement. For the avoidance of doubt, any fees or expenses (including legal fees) for which a party is to be indemnified pursuant to Section 6.03 herein may be submitted directly to the Trust Fund and paid from amounts on deposit in the Collection Account on behalf of such party pursuant to this Agreement. In addition, the Certificate Administrator, the Trustee, the Special Servicer, the Master Servicer, the Operating Advisor and the Asset Representations Reviewer shall in all cases have a right prior to the Certificateholders to any funds on deposit in the Collection Account from time to time for the reimbursement and payment of any federal, state or local taxes imposed on any Trust REMIC.

Upon the determination that a previously made Advance is a Nonrecoverable Advance, to the extent that the reimbursement thereof would exceed the full amount of the principal portion of general collections on the Mortgage Loans (or with respect to Servicing Advances, the Serviced Whole Loans) deposited in the Collection Account and available for distribution on the next Distribution Date, the Master Servicer or the Trustee, each at its own option and in its sole discretion, as applicable, instead of obtaining reimbursement for the remaining amount of such Nonrecoverable Advance pursuant to Section 3.06(a) or Section 3.06(b) of this Agreement immediately, may elect to refrain from obtaining such reimbursement for such portion of the Nonrecoverable Advance during the Collection Period ending on the then-current Determination Date for successive one-month periods for a total period not to exceed 12 months (with the consent of the Directing Certificateholder, for so long as no Control Termination Event has occurred and is continuing, for any deferral in excess of 6 months). If the Master Servicer or the Trustee makes such an election at its sole option and in its sole discretion to defer reimbursement with respect to all or a portion of a Nonrecoverable Advance (together with interest thereon), then such Nonrecoverable Advance (together with interest thereon) or portion thereof shall continue to be fully reimbursable in the subsequent Collection Period (subject, again, to the same sole discretion to elect to defer; it is acknowledged that, in such a subsequent period, such Nonrecoverable Advance shall again be payable first from principal collections as described above prior to payment from other collections). In connection with a potential election by the Master Servicer or the Trustee to refrain from the reimbursement of a particular Nonrecoverable Advance or portion thereof during the one-month Collection Period ending on the related Determination Date for any Distribution Date, the Master Servicer or the Trustee shall further be authorized (in its sole discretion) to wait for principal collections on the Mortgage Loans and Serviced Companion Loans to be received before making its determination of whether to refrain from the reimbursement of a particular Nonrecoverable Advance (or portion thereof) until the end of such Collection Period; provided, the Master Servicer or the Trustee shall give notice of its election to the 17g-5 Information Provider (who shall promptly post such notice to the 17g-5 Information Provider's Website pursuant to Section 3.14(d) of this Agreement), at least 15 days prior to any reimbursement to it of Nonrecoverable Advances from amounts in the Collection Account allocable to interest on the Mortgage Loans unless (1) the Master Servicer or the Trustee determines in its sole discretion that waiting 15 days after such a notice could jeopardize its ability to recover Nonrecoverable Advances, (2) changed circumstances or new or different information becomes known to the Master Servicer or the Trustee that could affect or cause a determination of whether any Advance is a Nonrecoverable Advance, whether to defer reimbursement of a Nonrecoverable Advance or the determination in clause (1) above, or (3) the Master Servicer or the Trustee has not timely received from the Certificate Administrator information requested by the Master Servicer or the Trustee to consider in determining whether to defer reimbursement of a Nonrecoverable Advance; provided that, if clause (1), (2) or (3) apply, the Master Servicer or the Trustee shall give notice of an anticipated reimbursement to it of Nonrecoverable Advances from amounts in the Collection Account allocable to interest on the Mortgage Loans as soon as reasonably practicable in such circumstances to the 17g-5 Information Provider (who shall promptly post such notice to the 17g-5 Information Provider's Website pursuant to Section 3.14(d) of this Agreement). Neither the Master Servicer nor the Trustee shall have any liability for any loss, liability or expense resulting from any notice provided to each Rating Agency contemplated by the immediately preceding sentence.

The foregoing shall not, however, be construed to limit any liability that may otherwise be imposed on such Person for any failure by such Person to comply with the conditions to making such an election under this Section 3.06(a) or to comply with the terms of this Section 3.06(a) and the other provisions of this Agreement that apply once such an election, if any, has been made. If the Master Servicer or the Trustee, as applicable, determines, in its sole discretion, that it should recover the Nonrecoverable Advances without deferral as described above, then the Master Servicer or the Trustee, as applicable, shall be entitled to immediate reimbursement of Nonrecoverable Advances with interest thereon at the Reimbursement Rate from all amounts in the Collection Accounts for such Distribution Date. Any such election by any such party to refrain from reimbursing itself or obtaining reimbursement for any Nonrecoverable Advance or portion thereof with respect to any one or more Collection Periods shall not limit the accrual of interest at the Reimbursement Rate on such Nonrecoverable Advance for the period prior to the actual reimbursement of such Nonrecoverable Advance. The Master Servicer's or the Trustee's, as applicable, election to defer reimbursement of such Nonrecoverable Advances as set forth above is an accommodation to the Certificateholders and, as applicable, the Serviced Companion Loan Noteholders and shall not be construed as an obligation on the part of the Master Servicer or the Trustee, as applicable, or a right of the Certificateholders or the Serviced Companion Loan Noteholders. Nothing herein shall be deemed to create in the Certificateholders or the Serviced Companion Loan Noteholders a right to prior payment of distributions over the Master Servicer's or the Trustee's, as applicable, right to reimbursement for Advances (deferred or otherwise). In all events, the decision to defer reimbursement or to seek immediate reimbursement of Nonrecoverable Advances shall be deemed to be in accordance with the Servicing Standard and neither the Master Servicer, the Trustee nor the other parties to this Agreement shall have any liability to one another or to any of the Certificateholders or any of the Serviced Companion Loan Noteholders for any such election that such party makes as contemplated by this Section 3.06(a) or for any losses, damages or other adverse economic or other effects that may arise from such an election.

None of the Master Servicer, the Special Servicer or the Trustee shall be permitted to reverse any other Person's determination that an Advance constitutes, or would constitute a Nonrecoverable Advance.

If the Master Servicer, the Trustee or any Non-Serviced Mortgage Loan Service Provider, as applicable, is reimbursed out of general collections for any unreimbursed Advances that are determined to be Nonrecoverable Advances (together with any Advance Interest Amount), then (for purposes of calculating distributions on the Certificates) such reimbursement and payment of interest shall be deemed to have been made: first, out of the Principal Distribution Amount, which, but for its application to reimburse a Nonrecoverable Advance and/or to pay the Advance Interest Amount, would be included in Available Funds for any subsequent Distribution Date and, second, out of other amounts which, but for their application to reimburse a Nonrecoverable Advance and/or to pay the Advance Interest Amount, would be included in Available Funds for any subsequent Distribution Date.

If and to the extent that any payment is deemed to be applied as contemplated in the paragraph above to reimburse a Nonrecoverable Advance or to pay the Advance Interest Amount, then the Principal Distribution Amount for such Distribution Date shall be reduced, to not less than zero, by the amount of such reimbursement. If and to the extent (i) any Advance is

determined to be a Nonrecoverable Advance, (ii) such Advance and/or the Advance Interest Amount is reimbursed out of the Principal Distribution Amount as contemplated above and (iii) the particular item for which such Advance was originally made is subsequently collected out of payments or other collections in respect of the related Mortgage Loan, then the Principal Distribution Amount for the Distribution Date that corresponds to the Collection Period in which such item was recovered shall be increased by an amount equal to the lesser of (A) the amount of such item and (B) any previous reduction in the Principal Distribution Amount for a prior Distribution Date as contemplated in the paragraph above resulting from the reimbursement of the subject Advance and/or the payment of the Advance Interest Amount.

(b)   The Master Servicer shall maintain a separate Trust Ledger with respect to the Serviced Whole Loans that it is servicing on which it shall make ledger entries as to amounts deposited (or credited) or withdrawn (or debited) with respect thereto. On each Master Servicer Remittance Date (or such other date as may be specified below or on which funds are available for such purpose as specified below), with respect to each Serviced Whole Loan, the Master Servicer shall make withdrawals from amounts allocated thereto in the related Serviced Whole Loan Collection Account (and may debit the Trust Ledger) for any of the following purposes (the order set forth below not constituting an order of priority for such withdrawals):

(i)   to make remittances each month in an aggregate amount of immediately available funds equal to the allocable portion of the applicable Serviced Whole Loan Remittance Amount (A) to the related Serviced Companion Loan Noteholders within the time frame specified in, and otherwise in accordance with Section 3.05(h) and (B) within two (2) Business Days of receipt from the Borrower (or such later time as set forth in the applicable Intercreditor Agreement), to the Collection Account for the benefit of the Trust in accordance with Section 3.05(a)(ix) of this Agreement, in each case in accordance with the related Intercreditor Agreement provided that Liquidation Proceeds relating to the repurchase of any Serviced Companion Loan by the related seller thereof shall be remitted solely to the holder of such Serviced Companion Loan, as the case may be, and Liquidation Proceeds relating to the repurchase of a Mortgage Loan related to a Serviced Whole Loan by the related Mortgage Loan Seller shall be remitted solely to the Collection Account;

(ii)   to pay (A) to itself unpaid Servicing Fees (or, with respect to any Excess Servicing Fee Rights, to pay any Excess Servicing Fees to the holder of such Excess Servicing Fee Rights pursuant to Section 3.12(a) of this Agreement) and to the Special Servicer unpaid Special Servicing Fees, Liquidation Fees and Workout Fees in respect of such Serviced Whole Loan or related Serviced REO Loan, as applicable, the Master Servicer's or the Special Servicer's, as applicable, rights to payment of Servicing Fees, Special Servicing Fees, Liquidation Fees and Workout Fees, as applicable, pursuant to this clause (ii)(A) with respect to such Serviced Whole Loan or related Serviced REO Loan, as applicable, being limited to amounts received on or in respect of such Serviced Whole Loan (whether in the form of payments, Liquidation Proceeds, Insurance Proceeds or Condemnation Proceeds), or such Serviced REO Loan (whether in the form of REO Proceeds, Liquidation Proceeds, Insurance Proceeds or Condemnation Proceeds), that are allocable as recovery of interest thereon and (B) to the Special Servicer, each month to the extent not covered by clause (ii)(A) above, any unpaid Special Servicing Fees, Liquidation

Fees and Workout Fees in respect of such Serviced Whole Loan or related Serviced REO Loan, as applicable, remaining unpaid out of general collections in the Collection Account as provided in Section 3.06(a)(ii) of this Agreement;

(iii)   to reimburse the Trustee or itself, in that order, for unreimbursed P&I Advances with respect to the applicable Mortgage Loan and to reimburse the related Serviced Companion Loan Service Provider for unreimbursed principal and/or interest advances with respect to the applicable Serviced Companion Loan, the Master Servicer's, the Trustee's and the applicable Serviced Companion Loan Service Provider's right to reimbursement pursuant to this clause (iii) being limited to amounts received in the applicable Serviced Whole Loan Collection Account which represent Late Collections received in respect of such Mortgage Loan or Serviced Companion Loan, as applicable (as allocable thereto pursuant to the related Loan Documents and the related Intercreditor Agreement), during the applicable period; provided, that to the extent such amounts are insufficient to repay such P&I Advances on any Mortgage Loan as to which there is a related Serviced Subordinate Companion Loan (or with respect to the AB Whole Loan, the Trust Subordinate Companion Loan), such P&I Advances may be reimbursed, from collections on the related Serviced Whole Loan allocable to such Subordinate Companion Loan (or with respect to the AB Whole Loan, the Trust Subordinate Companion Loan); provided, further, that if such P&I Advance on the applicable Mortgage Loan becomes a Nonrecoverable Advance or a Workout-Delayed Reimbursement Amount, then such P&I Advance shall thereafter be reimbursed in accordance with clause (v) below;

(iv)   to reimburse the Trustee or itself, in that order, as applicable (with respect to such Serviced Whole Loan or Serviced REO Property), for unreimbursed Servicing Advances with respect to such Serviced Whole Loan or related Serviced REO Property, the Master Servicer's or the Trustee's respective rights to receive payment pursuant to this clause (iv) being limited to, as applicable, related payments by the applicable Borrower with respect to such Servicing Advance, Liquidation Proceeds, Insurance Proceeds and Condemnation Proceeds and REO Proceeds with respect to such Serviced Whole Loan; provided, that if such Servicing Advance becomes a Nonrecoverable Advance or a Workout-Delayed Reimbursement Amount, then such Servicing Advance shall thereafter be reimbursed in accordance with clause (v) below;

(v)   (A) to reimburse the Trustee or itself, in that order, (with respect to such Serviced Whole Loan or related REO Property), as applicable (x) with respect to Nonrecoverable Advances, first, out of Liquidation Proceeds, Insurance Proceeds, Condemnation Proceeds and REO Proceeds received on the related Serviced Whole Loan and related REO Properties, and second, out of general collections in the Collection Account as provided in Section 3.06(a) and (y) with respect to the Workout-Delayed Reimbursement Amounts, first, out of the principal portion of the general collections on the Serviced Whole Loan and related REO Properties, net of such amounts being reimbursed pursuant to the subclause first in the preceding clause (x) above and second out of general collections in the Collection Account as provided in Section 3.06(a); provided that in the case of both clause (x) and clause (y) of this clause (v), prior to making any reimbursement from general collections, such reimbursements shall be made first, from collections on, and proceeds of the applicable Subordinate Companion Loan (or

-185-

with respect to the AB Whole Loan, the Trust Subordinate Companion Loan), if any, and then from collections on, and proceeds of the related Mortgage Loan, or in the case of a Serviced Pari Passu Whole Loan with a Serviced Pari Passu Companion Loan, on a *pro rata* basis as between the Mortgage Loan and any related Serviced Pari Passu Companion Loans (based on the Mortgage Loan's Stated Principal Balance or related Serviced Pari Passu Companion Loan's principal balance) and then from general collections of the Trust (provided that, in the case of a Servicing Advance that is a Nonrecoverable Advance, the Master Servicer shall, after receiving payment from amounts on deposit in the Collection Account, if any, (i) promptly notify the related Companion Loan Noteholder and (ii) use commercially reasonable efforts to exercise on behalf of the Trust any rights under the related Intercreditor Agreement to obtain reimbursement for a *pro rata* portion of such amount allocable to the related Serviced Companion Loans from the related Companion Loan Noteholders) or (B) to pay itself or the Special Servicer out of general collections on such Serviced Whole Loan and related REO Properties, any related earned Servicing Fee, Special Servicing Fee, Liquidation Fee or Workout Fee, as applicable, that remained unpaid in accordance with clause (ii) above following a Final Recovery Determination made with respect to such Serviced Whole Loan or related REO Property and the deposit into the applicable Serviced Whole Loan Collection Account of all amounts received in connection therewith; provided that, notwithstanding the foregoing, such party's rights to reimbursement pursuant to this clause (v) with respect to any such Nonrecoverable Advance or Workout-Delayed Reimbursement Amount that is a P&I Advance, being limited (except to the extent set forth in Section 3.06(a)) to amounts on deposit in the applicable Serviced Whole Loan Collection Account that were received in respect of the particular Mortgage Loan (as allocable thereto pursuant to the related Loan Documents and the related Intercreditor Agreement) in the related Serviced Whole Loan as to which such Nonrecoverable Advance or such Workout-Delayed Reimbursement Amount were incurred (provided, that to the extent such amounts are insufficient to repay such Advances on any Mortgage Loan as to which there is a related Subordinate Companion Loan, such P&I Advances may be reimbursed from collections on the related Serviced Whole Loan allocable to such Subordinate Companion Loan);

(vi)   at such time as it reimburses the Trustee or itself, in that order, as applicable, for (A) any unreimbursed P&I Advance with respect to the applicable Mortgage Loan (including any such Advance that constitutes a Workout-Delayed Reimbursement Amount) or any unreimbursed principal and/or interest advance with respect to the related Serviced Companion Loan pursuant to clause (iii) above, to pay itself, the Trustee or such Serviced Companion Loan Service Provider, as applicable, any Advance Interest Amounts accrued and payable thereon, (B) any unreimbursed Servicing Advances (including any such Advance that constitutes a Workout-Delayed Reimbursement Amount) pursuant to clause (iv) above, to pay itself, the Special Servicer or the Trustee, as the case may be, any Advance Interest Amounts accrued and payable thereon or (C) any Nonrecoverable Advances pursuant to clause (v) above, to pay itself, the Special Servicer, the Trustee or any Serviced Companion Loan Service Provider, as the case may be, any Advance Interest Amounts accrued and payable thereon, with such amounts payable in the case of clauses (A), (B) and (C) above, *first*, from Penalty Charges pursuant to Section 3.12(d), then, from collections on, and proceeds of the applicable Subordinate Companion Loan (or with respect to the AB Whole Loan, the Trust

Subordinate Companion Loan), if any, and then, from collections on, and proceeds of on a pro rata basis as between the Mortgage Loan and any related other Serviced Pari Passu Companion Loans (based on the Mortgage Loan's Stated Principal Balance or related Serviced Pari Passu Companion Loan's principal balance), underline{provided} that, notwithstanding the foregoing, such party's rights to reimbursement pursuant to this clause (vi) with respect to any such interest on P&I Advances (including any such P&I Advance that is a Nonrecoverable Advance or a Workout-Delayed Reimbursement Amount) being limited to amounts on deposit in the applicable Serviced Whole Loan Collection Account that were received in respect of the particular Mortgage Loan (as allocable thereto pursuant to the related Loan Documents and the related Intercreditor Agreement) in the related Serviced Whole Loan as to which such advance relates (provided, that any Mortgage Loan as to which there is a related Subordinate Companion Loan, such interest on P&I Advances may be reimbursed from collections on the related Serviced Whole Loan allocable to such Subordinate Companion Loan);

(vii)   to reimburse itself, the Special Servicer, the Custodian, the Certificate Administrator or the Trustee, as the case may be, as applicable, for any unreimbursed expenses reasonably incurred by such Person in respect of any Breach or Defect with respect to the Mortgage Loan giving rise to a repurchase obligation of the applicable Mortgage Loan Seller under Section 6 of the applicable Mortgage Loan Purchase Agreement or, with respect to a Serviced Companion Loan, under the related mortgage loan purchase agreement, including, without limitation, any expenses arising out of the enforcement of the repurchase obligation, each such Person's right to reimbursement pursuant to this clause (vii) with respect to such Serviced Whole Loan being limited to that portion of the Purchase Price paid for the related Mortgage Loan that represents such expense in accordance with clause (e) of the definition of Purchase Price (or, with respect to a Serviced Companion Loan, a comparable expense);

(viii)   to pay itself all Prepayment Interest Excesses on any related Mortgage Loan or Serviced Companion Loan included in the Serviced Whole Loans not required to be used pursuant to Section 3.17(c) of this Agreement;

(ix)   (A) to pay itself, as additional servicing compensation in accordance with Section 3.12(a), (1) interest and investment income earned in respect of amounts relating to such Serviced Whole Loan held in the applicable Serviced Whole Loan Collection Account as provided in Section 3.07(b) (but only to the extent of the net investment earnings with respect to such Serviced Whole Loan Collection Account for any period from any Distribution Date to the immediately succeeding Master Servicer Remittance Date) and (2) any Penalty Charges on the related Mortgage Loan and Serviced Companion Loan (except to the extent prohibited by the related Intercreditor Agreement and other than Specially Serviced Loans) but only to the extent collected from the related Borrower and to the extent that all amounts then due and payable with respect to the Serviced Whole Loans have been paid and are not needed to pay Advance Interest Amounts, interest on debt service advances made by the related Serviced Companion Loan Service Provider and/or Additional Trust Fund Expenses in accordance with Section 3.12 and the related Intercreditor Agreement; and (B) to pay the Special Servicer, as additional servicing compensation in accordance with the second paragraph of Section 3.12, the portion of any

Penalty Charges on the related Mortgage Loan and Serviced Companion Loan (except to the extent prohibited by the related Intercreditor Agreement), during the period it is a Specially Serviced Loan (but only to the extent collected from the related Borrower and to the extent that all amounts then due and payable with respect to the related Specially Serviced Loan have been paid and are not needed to pay interest on Advances, interest on debt service advances made by the related Serviced Companion Loan Service Provider and/or Additional Trust Fund Expenses in accordance with Section 3.12 and the related Intercreditor Agreement);

(x)   to recoup any amounts deposited in such Serviced Whole Loan Collection Account in error;

(xi)   to pay itself, the Special Servicer, the Depositor or any of their respective directors, officers, members, managers, employees and agents, as the case may be, any amounts payable to any such Person pursuant to Section 6.03(a) or 6.03(b), to the extent that such amounts relate to such Serviced Whole Loans;

(xii)   to pay for the cost of the Opinions of Counsel contemplated by Section 3.10(d), 3.10(e), 3.15(a), 3.15(b) and 12.08 to the extent that such opinions specifically relate to such Serviced Whole Loans;

(xiii)   to pay out of general collections on such Serviced Whole Loan and related Serviced REO Property any and all federal, state and local taxes imposed on the Upper-Tier REMIC, the Lower-Tier REMIC or any of their assets or transactions, together with all incidental costs and expenses, in each case to the extent that neither the Master Servicer, the Special Servicer, the Certificate Administrator nor the Trustee is liable therefor pursuant to this Agreement and only to the extent that such amounts relate to the related Mortgage Loan or to the Serviced Companion Loans (but only to the extent that any Serviced Companion Loan is included in a REMIC);

(xiv)   to reimburse the Trustee and the Certificate Administrator out of general collections on such Serviced Whole Loan and related REO Properties for expenses incurred by and reimbursable to it by the Trust Fund specifically related to such Serviced Whole Loan;

(xv)   to pay any Person permitted to purchase a Mortgage Loan under Section 3.16 with respect to the Mortgage Loan included in such Serviced Whole Loan, if any, previously purchased by such Person pursuant to this Agreement, all amounts received thereon subsequent to the date of purchase relating to periods after the date of purchase;

(xvi)   to deposit in the Interest Reserve Account the amounts with respect to the Mortgage Loan included in such Serviced Whole Loan required to be deposited in the Interest Reserve Account pursuant to Section 3.05(e);

(xvii)   to pay to the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee or the Depositor, as the case may be, to the extent that such amounts relate to the Mortgage Loan included in such Serviced Whole Loan, any amount

specifically required to be paid to such Person at the expense of the Trust Fund under any provision of this Agreement to which reference is not made in any other clause of this Section 3.06(b), it being acknowledged that this clause (xvii) shall not be construed to modify any limitation or requirement otherwise set forth in this Agreement or in the related Intercreditor Agreement as to the time at which any Person is entitled to payment or reimbursement of any amount or as to the funds from which any such payment or reimbursement is permitted to be made;

(xviii)   to pay the related Mortgage Loan Seller with respect to the Mortgage Loan included in such Serviced Whole Loan, if any, previously purchased or substituted (*i.e.*, replaced) by such Person pursuant to or as contemplated by this Agreement, all amounts received on such Mortgage Loan subsequent to the date of purchase or substitution, and, in the case of a substitution, with respect to the related Qualified Substitute Mortgage Loan(s), all Periodic Payments due thereon during or prior to the month of substitution, in accordance with the third paragraph of Section 2.03(g);

(xix)   pursuant to the CREFC® License Agreement, to pay the CREFC® Intellectual Property Royalty License Fee to CREFC® on a monthly basis; and

(xx)   to clear and terminate such Serviced Whole Loan Collection Account at the termination of this Agreement pursuant to Section 9.01.

In the case of the amounts payable as set forth above in this Section 3.06(b) with respect to any Serviced Whole Loan, if such amount is not specifically payable, pursuant to the terms of this Agreement or the related Intercreditor Agreement, out of collections or proceeds allocable to any particular note that is a part of such Serviced Whole Loan, such amount shall be paid from collections on, and proceeds of the related Serviced Subordinate Companion Loan, if any, and then, from collections on, and proceeds of, on a *pro rata* basis as between, the related Mortgage Loan and any related Serviced Pari Passu Companion Loans (based on the related Mortgage Loan's principal balance or the related Serviced Pari Passu Companion Loan's principal balance), and then, to the extent provided for in this Agreement, from general collections.

The Master Servicer shall keep and maintain separate accounting records, on a loan by loan and property by property basis when appropriate, for the purpose of justifying any withdrawal from any Serviced Whole Loan Collection Account. All withdrawals with respect to any Serviced Whole Loan shall be made *first*, from the applicable Serviced Whole Loan Collection Account and *then*, from the Master Servicer's Collection Account to the extent permitted by Section 3.06(a). Upon request, the Master Servicer shall provide to the Certificate Administrator such records and any other information in the possession of the Master Servicer to enable the Certificate Administrator to determine the amounts attributable to the Lower-Tier REMIC and the Companion Loans.

The Master Servicer shall pay to the Special Servicer from the Serviced Whole Loan Collection Accounts amounts permitted to be paid to it therefrom promptly upon receipt of a certificate of a Servicing Officer of such Special Servicer describing the item and amount to which the Special Servicer is entitled. The Master Servicer may rely conclusively on any such certificate and shall have no duty to recalculate the amounts stated therein. The Special Servicer

shall keep and maintain separate accounting for each Specially Serviced Loan included in the Serviced Whole Loan and related REO Loan, on a loan by loan and property by property basis, for the purpose of justifying any request for withdrawal from any Serviced Whole Loan Collection Account.

Any permitted withdrawals under this Section 3.06(b) with respect to reimbursement for advances or other amounts payable to an Other Trustee shall, if applicable, also be deemed to be a permitted withdrawal for similar amounts owed to the fiscal agent of the Other Trustee, if any.

Notwithstanding anything to the contrary contained herein, with respect to each Serviced Companion Loan, the Master Servicer shall withdraw from the related Serviced Whole Loan Collection Account and remit to the related Serviced Companion Loan Noteholders, within (x) with respect to any Serviced Subordinate Companion Loan, two Business Days of receipt thereof and (y) with respect to any Serviced Pari Passu Companion Loan, one (1) Business Day after the Determination Date, any amounts that represent Late Collections or Principal Prepayments on such Serviced Companion Loan or any successor REO Loan with respect thereto, that are received by the Master Servicer subsequent to 3:00 p.m. (New York City time) on the related Due Date therefor (exclusive of any portion of such amount payable or reimbursable to any third party in accordance with the related Intercreditor Agreement or this Agreement), unless such amount would otherwise be included in the monthly remittance to the holder of such Serviced Companion Loan for such month.

If the Master Servicer fails, as of 5:00 p.m. (New York City time) on any Master Servicer Remittance Date or any other date a remittance is required to be made, to remit to the Certificate Administrator (in respect of the related Mortgage Loan) or the Serviced Companion Loan Noteholders (in respect of any related Serviced Companion Loan) any amounts required to be so remitted hereunder by such date (including any P&I Advance pursuant to Section 4.07 and any Gain-on-Sale Proceeds allocable to the Serviced Companion Loans pursuant to Section 4.01(e)), the Master Servicer shall pay to the Certificate Administrator (in respect of the Mortgage Loan) or the Serviced Companion Loan Noteholders (in respect of the Serviced Companion Loan), for the account of the Certificate Administrator (in respect of the Mortgage Loan) or the Serviced Companion Loan Noteholders (in respect of the Serviced Companion Loans), interest, calculated at the Prime Rate, on such amount(s) not timely remitted, from the time such payment was required to be made (without regard to any grace period) until (but not including) the date such late payment is received by the Certificate Administrator or the Serviced Companion Loan Noteholders, as applicable.

(c)   On each Master Servicer Remittance Date, all net income and gain realized from investment of funds to which the Master Servicer or the Special Servicer is entitled pursuant to Section 3.07(b) of this Agreement shall be subject to withdrawal by the Master Servicer or the Special Servicer, as applicable.

(d)   With respect to the Serviced Whole Loans, if amounts required to pay the expenses allocable to any related Serviced Companion Loan exceed amounts on deposit in the Serviced Whole Loan Collection Account and the Master Servicer, the Special Servicer, the Certificate Administrator or the Trustee, as applicable, shall have sought reimbursement from the Trust Fund with respect to such expenses allocable to such Serviced Companion Loan, the

Master Servicer or Special Servicer, as applicable, shall seek (on behalf of the Trust Fund, subject to the related Intercreditor Agreement) payment or reimbursement from the holder of the related Serviced Subordinate Companion Loan, if any, and then for the pro rata portion of such expenses allocable to the Serviced Pari Passu Companion Loan from the related Serviced Companion Loan Noteholder or, if such Serviced Companion Loan has been deposited into a securitization, out of general collections in the collection account established pursuant to the related Other Pooling and Servicing Agreement.

(e)   If any Loss of Value Payments are deposited into the Loss of Value Reserve Fund with respect to any Mortgage Loan or any related Serviced REO Property, then the Special Servicer shall, promptly upon written direction from the Master Servicer (provided that, (1) with respect to clause (iv) below, the Special Servicer shall have provided notice to the Master Servicer of the occurrence of such liquidation event and (2) with respect to clause (v) below, the Certificate Administrator shall have provided the Master Servicer and the Special Servicer with five Business Days' prior notice of such final Distribution Date), transfer such Loss of Value Payments (up to the remaining portion thereof) from the Loss of Value Reserve Fund to the Master Servicer for deposit into the Collection Account for the following purposes:

(i)   to reimburse the Master Servicer or the Trustee, in accordance with Section 3.06(a) of this Agreement, for any Nonrecoverable Advance made by such party with respect to such Mortgage Loan or any related Serviced REO Property (together with the Advance Interest Amount);

(ii)   to pay, in accordance with Section 3.06(a) of this Agreement, or to reimburse the Trust for the prior payment of, any expense relating to such Mortgage Loan or any related Serviced REO Property that constitutes or, if not paid out of such Loss of Value Payments, would constitute an Additional Trust Fund Expense;

(iii)   to offset any portion of Realized Losses or Loan Specific Realized Losses, as the case may be, that are attributable to such Mortgage Loan or related REO Property (as calculated without regard to the application of such Loss of Value Payments), incurred with respect to such Mortgage Loan or any related successor REO Loan;

(iv)   following the occurrence of a liquidation event with respect to such Mortgage Loan or any related Serviced REO Property and any related transfers from the Loss of Value Reserve Fund with respect to the items contemplated by the immediately preceding clauses (i)-(iii) as to such Mortgage Loan, to cover the items contemplated by the immediately preceding clauses (i)-(iii) in respect of any other Mortgage Loan or Serviced REO Loan; and

(v)   On the final Distribution Date after all distributions have been made as set forth in clause (i) through (iv) above, to each Mortgage Loan Seller, its *pro rata* share, based on the amount that it contributed, net of any amount contributed by such Mortgage Loan Seller that was used pursuant to clauses (i)-(iii) to offset any portion of Realized Losses or Loan Specific Realized Losses, as the case may be, that are attributable to such Mortgage Loan or related REO Property, Additional Trust Fund Expenses or any Nonrecoverable Advances incurred with respect to the Mortgage Loan related to such contribution.

Any Loss of Value Payments transferred to the Collection Account pursuant to clauses (i)-(iii) of the prior paragraph shall be treated as Liquidation Proceeds received by the Trust in respect of the related Mortgage Loan or any successor REO Loan with respect thereto for which such Loss of Value Payments were received; and any Loss of Value Payments transferred to the Collection Account pursuant to clause (iv) of the prior paragraph shall be treated as Liquidation Proceeds received by the Trust in respect of the Mortgage Loan or REO Loan for which such Loss of Value Payments are being transferred to the Collection Account to cover an item contemplated by clauses (i)-(iv) of the prior paragraph.

(f)   The Certificate Administrator may, from time to time, make withdrawals from the Loan Specific REMIC Distribution Account for any of the following purposes (the order set forth below shall not indicate any order of priority):

(i)   to make deposits of the Loan Specific Available Funds with respect to the AB Whole Loan, distributable pursuant to Section 4.01A(a) in the Lower-Tier Distribution Account, and to make distributions on the Class R Certificates in respect of the [LOAN SPECIFIC CLASS]-R Interest pursuant to Section 4.01A(a);

(ii)   to pay itself an amount equal to all net income and gain realized from investment of funds in the Loan Specific REMIC Distribution Account pursuant to Section 3.07(b);

(iii)   to pay to itself, the Trustee and the Custodian or any of their directors, officers, employees and agents, as the case may be, any amounts payable or reimbursable to any such Person pursuant to Section 8.05(a), Section 8.05(b), Section 8.05(c) and Section 8.05(d);

(iv)   to recoup any amounts deposited in the Loan Specific REMIC Distribution Account in error; and

(v)   to clear and terminate the Loan Specific REMIC Distribution Account at the termination of this Agreement pursuant to Section 9.01.

(g)   The Certificate Administrator may, from time to time, make withdrawals from the Lower-Tier Distribution Account for any of the following purposes (the order set forth below shall not indicate any order of priority), in each case to the extent not previously paid from the Collection Account:

(i)   to make deposits of the Pooled Lower-Tier Distribution Amount and the Loan Specific Available Funds and the amount of any Prepayment Premium and Yield Maintenance Charges distributable pursuant to Section 4.01(a) and Section 4.01A of this Agreement in the Upper-Tier Distribution Account, and to make distributions on the Class [R] Certificates in respect of the Class [R] Interest pursuant to Section 4.01(a) of this Agreement;

(ii)   to pay itself, the Trustee and the Custodian respective portions of any accrued but unpaid Certificate Administrator/Trustee Fees (including with respect to the AB Whole Loan);

(iii)   to pay itself an amount equal to all net income and gain realized from investment of funds in the Lower-Tier Distribution Account pursuant to Section 3.07(b) of this Agreement;

(iv)   to pay to itself, the Trustee, the Custodian or any of their directors, officers, employees, representatives and agents, as the case may be, any amounts payable or reimbursable to any such Person pursuant to Section 8.05(b), Section 8.05(c) and Section 8.05(d) of this Agreement;

(v)   to recoup any amounts deposited in the Lower-Tier Distribution Account in error; and

(vi)   to clear and terminate the Lower-Tier Distribution Account at the termination of this Agreement pursuant to Section 9.01 of this Agreement.

(h)   The Certificate Administrator may make withdrawals from the Upper-Tier Distribution Account for any of the following purposes:

(i)   to make distributions to Certificateholders (other than Holders of the [ARD CLASS] and any Exchangeable Certificates) on each Distribution Date pursuant to Section 4.01 or Section 9.01 of this Agreement, as applicable;

(ii)   to make distributions to the Class [PEZ] Distribution Account in respect of Class [PEZ] Regular Interests, as provided in Section 4.01(a) of this Agreement;

(iii)   to recoup any amounts deposited in the Upper-Tier Distribution Account in error; and

(iv)   to clear and terminate the Upper-Tier Distribution Account at the termination of this Agreement pursuant to Section 9.01 of this Agreement.

Section 3.07   Investment of Funds in the Collection Accounts, the Serviced Whole Loan Collection Accounts, the Distribution Accounts, the Interest Reserve Account, the Gain-on-Sale Reserve Account, the REO Account, the Lock-Box Accounts, the Cash Collateral Accounts and the Reserve Accounts. (a) The Master Servicer (with respect to the Collection Account, and any Serviced Whole Loan Collection Account and any Borrower Accounts (as defined below and subject to the second succeeding sentence)), the Special Servicer (with respect to any REO Account and any Loss of Value Reserve Fund) and the Certificate Administrator (with respect to the Distribution Accounts, the Interest Reserve Account and the Gain-on-Sale Reserve Account) may direct any depository institution maintaining the Collection Account, any Serviced Whole Loan Collection Account, the Gain-on-Sale Reserve Account, any Borrower Accounts, any REO Account, any Loss of Value Reserve Fund, the Interest Reserve Account and the Distribution Accounts (each such account, for purposes of this Section 3.07, an "Investment Account"), to invest the funds in such Investment Account in one or more Permitted Investments that bear interest or are sold at a discount, and that mature, unless payable on demand, no later than the Business Day preceding the date on which such funds are required to be withdrawn from such Investment Account pursuant to this Agreement. Any investment of funds on deposit in an Investment Account by the Master Servicer, the Special Servicer or the Certificate Administrator

shall be documented in writing and shall provide evidence that such investment is a Permitted Investment which matures at or prior to the time required hereby or is payable on demand. In the case of any Escrow Account, Lock-Box Account, Cash Collateral Account or Reserve Account (the "Borrower Accounts"), the Master Servicer shall act upon the written request of the related Borrower or Manager to the extent that the Master Servicer is required to do so under the terms of the respective Loan Documents, provided that in the absence of appropriate written instructions from the related Borrower or Manager meeting the requirements of this Section 3.07, the Master Servicer shall have no obligation to, but will be entitled to, direct the investment of funds in such accounts in Permitted Investments. All such Permitted Investments shall be held to maturity, unless payable on demand. Any investment of funds in an Investment Account shall be made in the name of the Trustee (in its capacity as such) or in the name of a nominee of the Trustee. The Certificate Administrator shall have sole control (except with respect to investment direction which shall be in the control of the Master Servicer or the Special Servicer, with respect to any REO Accounts, as an independent contractor to the Trust Fund) over each such investment and any certificate or other instrument evidencing any such investment shall be delivered directly to the Certificate Administrator or its agent (which shall initially be the Master Servicer), together with any document of transfer, if any, necessary to transfer title to such investment to the Trustee or its nominee. Neither the Certificate Administrator nor the Trustee shall have any responsibility or liability with respect to the investment directions of the Master Servicer, the Special Servicer, any Borrower or Manager or any losses resulting therefrom, whether from Permitted Investments or otherwise. The Master Servicer shall have no responsibility or liability with respect to the investment directions of the Special Servicer, the Certificate Administrator, the Trustee, any Borrower or Manager or any losses resulting therefrom, whether from Permitted Investments or otherwise. The Special Servicer shall have no responsibility or liability with respect to the investment directions of the Master Servicer, the Certificate Administrator, the Trustee, any Borrower or Manager or any losses resulting therefrom, whether from Permitted Investments or otherwise. In the event amounts on deposit in an Investment Account are at any time invested in a Permitted Investment payable on demand, the Master Servicer (or the Special Servicer or the Certificate Administrator, as applicable) shall:

(x)   consistent with any notice required to be given thereunder, demand that payment thereon be made on the last day such Permitted Investment may otherwise mature hereunder in an amount equal to the lesser of (1) all amounts then payable thereunder and (2) the amount required to be withdrawn on such date; and

(y)   demand payment of all amounts due thereunder promptly upon determination by the Master Servicer (or the Special Servicer or the Certificate Administrator, as applicable) that such Permitted Investment would not constitute a Permitted Investment in respect of funds thereafter on deposit in the related Investment Account.

(b)   All income and gain realized from investment of funds deposited in any Investment Account shall be for the benefit of the Master Servicer (except with respect to the investment of funds deposited in (i) any Borrower Account, which shall be for the benefit of the related Borrower to the extent required under the related Loan Documents for the Mortgage Loan or applicable law, (ii) any REO Account and the Loss of Value Reserve Fund, which shall be for the benefit of the Special Servicer or (iii) the Gain-on-Sale Reserve Account, the Interest

Reserve Account and the Distribution Accounts, which shall be for the benefit of the Certificate Administrator) and, if held in the Collection Account, any Serviced Whole Loan Collection Account, REO Account or Distribution Account shall be subject to withdrawal by the Master Servicer, the Special Servicer or the Certificate Administrator, as applicable, in accordance with Section 3.06 or Section 3.15(b) of this Agreement, as applicable. The Master Servicer, or with respect to any REO Account or Loss of Value Reserve Fund, the Special Servicer, or with respect to the Gain-on-Sale Reserve Account, the Distribution Accounts, the Certificate Administrator, shall deposit from its own funds into the Collection Account, applicable Serviced Whole Loan Collection Account, any REO Account or Loss of Value Reserve Fund, the Gain-on-Sale Reserve Account, the Interest Reserve Account or the Distribution Accounts, as applicable, the amount of any loss incurred in respect of any such Permitted Investment immediately upon realization of such loss; provided, that the Master Servicer, the Special Servicer or the Certificate Administrator, as applicable, may reduce the amount of such payment to the extent it forgoes any investment income in such Investment Account otherwise payable to it. The Master Servicer shall also deposit from its own funds in any Borrower Account immediately upon realization of such loss the amount of any loss incurred in respect of Permitted Investments, except to the extent that amounts are invested at the direction of or for the benefit of the Borrower under the terms of the related Loan Documents for the Mortgage Loan, Serviced Whole Loan or applicable law; provided that neither the Master Servicer nor the Special Servicer shall be required to deposit any loss on an investment of funds in an Investment Account if such loss is incurred solely as a result of the insolvency of the federal or state chartered depository institution or trust company that holds such Investment Account, so long as such depository institution or trust company has satisfied the qualifications set forth in the definition of Eligible Account both (x) at the time the investment was made and (y) 30 days prior to such insolvency.

(c)   Except as otherwise expressly provided in this Agreement, if any default occurs in the making of a payment due under any Permitted Investment, or if a default occurs in any other performance required under any Permitted Investment, in either case as a result of an action or inaction of the Master Servicer, the Special Servicer or the Certificate Administrator, as applicable, the Trustee may, and upon the request of Holders of Certificates entitled to a majority of the Voting Rights allocated to any Class shall, take such action as may be appropriate to enforce such payment or performance, including the institution and prosecution of appropriate proceedings. If the Trustee takes any such action, (i) the Master Servicer, if such Permitted Investment was for the benefit of the Master Servicer, (ii) the Special Servicer, if such Permitted Investment was for the benefit of the Special Servicer or (iii) the Certificate Administrator, if such Permitted Investment was for the benefit of the Certificate Administrator, shall pay or reimburse the Trustee for all reasonable out-of-pocket expenses, disbursements and advances incurred or made by the Trustee in connection therewith.

Section 3.08   Maintenance of Insurance Policies and Errors and Omissions and Fidelity Coverage. (a) In the case of each Mortgage Loan or Serviced Whole Loan, as applicable (but excluding any REO Loan and any Non-Serviced Mortgage Loan), the Master Servicer shall use commercially reasonable efforts consistent with the Servicing Standard to cause the related Borrower, with respect to the Mortgage Loans (other than a Non-Serviced Mortgage Loan) and Serviced Whole Loans that it is servicing, to maintain the following insurance coverage (including identifying the extent to which such Borrower is maintaining insurance coverage and, if such Borrower does not so maintain, the Master Servicer will itself

cause to be maintained with Qualified Insurers) for the related Mortgaged Property: (x) except where the Loan Documents permit a Borrower to rely on self-insurance provided by a tenant, a fire and casualty extended coverage insurance policy, which does not provide for reduction due to depreciation, in an amount that is at least equal to the lesser of (i) the full replacement cost of improvements securing such Mortgage Loan or Serviced Whole Loan, as applicable, and (ii) the Stated Principal Balance of such Mortgage Loan or Serviced Whole Loan, as applicable, but, in any event, in an amount sufficient to avoid the application of any co-insurance clause and (y) all other insurance coverage (including, but not limited to, coverage for acts of terrorism) that is required, subject to applicable law, under the related Loan Documents; provided, that:

(i) the Master Servicer shall not be required to maintain any earthquake or environmental insurance policy on any Mortgaged Property unless the Trustee has an insurable interest and (x) such insurance policy was in effect at the time of the origination of the related Mortgage Loan or Serviced Whole Loan, as applicable, or (y) such insurance policy was required by the related Loan Documents and is available at commercially reasonable rates, provided that the Master Servicer shall require the related Borrower to maintain such insurance in the amount, in the case of clause (x), maintained at origination, and in the case of clause (y), required by such Mortgage Loan or Serviced Whole Loan, in each case, to the extent such amounts are available at commercially reasonable rates and to the extent the Trustee has an insurable interest;

(ii) if and to the extent that any Loan Document grants the lender thereunder any discretion (by way of consent, approval or otherwise) as to the insurance provider from whom the related Borrower is to obtain the requisite insurance coverage, the Master Servicer shall (to the extent consistent with the Servicing Standard) require the related Borrower to obtain the requisite insurance coverage from Qualified Insurers;

(iii) the Master Servicer shall have no obligation beyond using its reasonable efforts consistent with the Servicing Standard to cause any Borrower to maintain the insurance required to be maintained under the Loan Documents; provided, that this clause shall not limit the Master Servicer's obligation to obtain and maintain a force-placed insurance policy, as provided herein;

(iv) except as provided below (including under clause (vi) below), in no event shall the Master Servicer be required to cause the Borrower to maintain, or itself obtain, insurance coverage to the extent that the failure of such Borrower to maintain insurance coverage is an Acceptable Insurance Default (as determined by the Special Servicer);

(v) to the extent that the Master Servicer itself is required to maintain insurance that the Borrower does not maintain, the Master Servicer will not be required to maintain insurance other than what is available to the Master Servicer on a force-placed basis at commercially reasonable rates, and only to the extent the Trust as lender has an insurable interest thereon; and

(vi) any explicit terrorism insurance requirements contained in the related Loan Documents shall be enforced by the Master Servicer in accordance with the Servicing Standard, unless the Special Servicer (and, if no Control Termination Event has occurred and is continuing, the Directing Certificateholder) have consented to a waiver (including a

waiver to permit the Master Servicer to accept insurance that does not comply with specific requirements contained in the Loan Documents) in writing of that provision in accordance with the Servicing Standard; <u>provided</u> that the Special Servicer shall promptly notify the Master Servicer in writing of such waiver.

The Master Servicer shall notify the Special Servicer, the Certificate Administrator, the Trustee and the Directing Certificateholder if the Master Servicer determines in accordance with the Servicing Standard that a Borrower under a Mortgage Loan (other than a Non-Serviced Mortgage Loan) has failed to maintain insurance required under the Loan Documents and such failure materially and adversely affects the interests of the Certificateholders or if a Borrower under a Mortgage Loan (other than a Non-Serviced Mortgage Loan) has notified the Master Servicer in writing that the Borrower does not intend to maintain such insurance and that the Master Servicer has determined in accordance with the Servicing Standard that such failure materially and adversely affects the interests of the Certificateholders.

Subject to <u>Section 3.15(b)</u> of this Agreement, with respect to each Serviced REO Property, the Special Servicer shall use reasonable efforts and only if the Trustee has an insurable interest, consistent with the Servicing Standard, to maintain (subject to the right of the Special Servicer to direct the Master Servicer to make a Servicing Advance for the costs associated with coverage that the Special Servicer determines to maintain, in which case the Master Servicer shall make such Servicing Advance) with Qualified Insurers to the extent reasonably available at commercially reasonable rates and to the extent the Trustee has an insurable interest, (a) a fire and casualty extended coverage insurance policy, which does not provide for reduction due to depreciation, in an amount that is at least equal to the lesser of the full replacement value of the Mortgaged Property or the Stated Principal Balance of the Mortgage Loan, Serviced REO Loan or the Serviced Whole Loan, as applicable (or such greater amount of coverage required by the related Loan Documents (unless such amount is not available or, if no Control Termination Event has occurred and is continuing, the Directing Certificateholder has consented to a lower amount)), but, in any event, in an amount sufficient to avoid the application of any co-insurance clause, (b) a comprehensive general liability insurance policy with coverage comparable to that which would be required under prudent lending requirements and in an amount not less than $1.0 million per occurrence, and (c) to the extent consistent with the Servicing Standard, a business interruption or rental loss insurance covering revenues or rents for a period of at least 12 months; <u>provided, that</u> the Special Servicer shall not be required in any event to maintain or obtain insurance coverage described in this paragraph beyond what is reasonably available at a commercially reasonable rate and consistent with the Servicing Standard.

All such insurance policies maintained as described above shall contain (if they insure against loss to property) a "standard" mortgagee clause, with loss payable to the Master Servicer (on behalf of the Trustee on behalf of Certificateholders and, with respect to a Serviced Whole Loan, the related Serviced Companion Loan Noteholders), or shall name the Trustee as the insured, with loss payable to the Special Servicer on behalf of the Trustee (on behalf of Certificateholders and, with respect to a Serviced Whole Loan, the related Serviced Companion Loan Noteholders) (in the case of insurance maintained in respect of an REO Property). Any amounts collected by the Master Servicer or Special Servicer, as applicable, under any such policies (other than amounts to be applied to the restoration or repair of the related Mortgaged

Property or Serviced REO Property or amounts to be released to the related Borrower, in each case in accordance with the Servicing Standard) shall be deposited in the Collection Account (or, in the case of the Serviced Whole Loans, in the applicable Serviced Whole Loan Collection Account), subject to withdrawal pursuant to Section 3.06 of this Agreement, in the case of amounts received in respect of a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan, or in the applicable REO Account of the Special Servicer, subject to withdrawal pursuant to Section 3.15 of this Agreement, in the case of amounts received in respect of a Serviced REO Property. Any cost incurred by the Master Servicer or the Special Servicer in maintaining any such insurance shall not, for purposes hereof, including calculating monthly distributions to Certificateholders or Serviced Companion Loan Noteholders, be added to the Stated Principal Balance of the related Mortgage Loan or Serviced Whole Loan, notwithstanding that the terms of such Mortgage Loan or Serviced Whole Loan so permit; provided, that this sentence shall not limit the rights of the Master Servicer or Special Servicer on behalf of the Trust Fund to enforce any obligations of the related Borrower under such Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan. Any costs incurred by the Master Servicer in maintaining any such insurance policies in respect of the Mortgage Loans or Specially Serviced Loans (other than REO Properties) (i) if the Borrower defaults on its obligation to do so, shall be advanced by the Master Servicer as a Servicing Advance and will be charged to the related Borrower and (ii) shall not, for purposes of calculating monthly distributions to Certificateholders, be added to the Stated Principal Balance of the related Mortgage Loan, notwithstanding that the terms of such Mortgage Loan so permit. Any cost incurred by the Special Servicer in maintaining any such insurance policies with respect to Serviced REO Properties shall be an expense of the Trust Fund (and in the case of any Serviced Whole Loan, such expense shall be allocated in accordance with the allocation provisions of the related Intercreditor Agreement) payable out of the related REO Account (or Serviced Whole Loan REO Account, as applicable) or, if the amount on deposit therein is insufficient therefor, advanced by the Master Servicer as a Servicing Advance (or paid from the Collection Account if the Master Servicer determines such Advance would be a Nonrecoverable Advance, subject to Section 3.21(d) of this Agreement).

(b)   If either:

(x) the Master Servicer or Special Servicer obtains and maintains, or causes to be obtained and maintained, a blanket policy or master force-placed policy insuring against hazard losses on all of the Mortgage Loans (other than Non-Serviced Mortgage Loans), Serviced Whole Loans or Serviced REO Properties, as applicable, then, to the extent such policy

(i)   is obtained from a Qualified Insurer, and

(ii)   provides protection equivalent to the individual policies otherwise required, or

(y) the Master Servicer or the Special Servicer (or, in each case, its corporate parent), as applicable, has long-term unsecured debt obligations that are rated not lower than "[___]" by [___], "[___]" by [___] (or, if not rated by [___], an equivalent (or higher) rating by any two other NRSROs (which may include [___],[___] and/or [___])) and its equivalent by [___] (if then rated by [___]), and the Master Servicer or Special

Servicer self-insures for its obligation to maintain the individual policies otherwise required,

then the Master Servicer or the Special Servicer shall conclusively be deemed to have satisfied its obligation to cause hazard insurance to be maintained on the related Mortgaged Properties or Serviced REO Properties, as applicable.

Such a blanket or master force-placed policy may contain a deductible clause (not in excess of a customary amount), in which case the Master Servicer or Special Servicer, as the case may be, that maintains such policy shall, if there shall not have been maintained on any Mortgaged Property securing a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced REO Property thereunder a hazard insurance policy complying with the requirements of Section 3.08(a) of this Agreement, and there shall have been one or more losses that would have been covered by such an individual policy, promptly deposit into the Collection Account (or, in the case of a Serviced Whole Loan, in the related Serviced Whole Loan Collection Account), from its own funds, the amount not otherwise payable under the blanket or master force-placed policy in connection with such loss or losses because of such deductible clause to the extent that any such deductible exceeds the deductible limitation that pertained to the related Mortgage Loan or the related Serviced Whole Loan, as applicable (or, in the absence of any such deductible limitation, the deductible limitation for an individual policy which is consistent with the Servicing Standard). The Master Servicer and Special Servicer shall prepare and present, on behalf of itself, the Trustee, Certificateholders and, if applicable the Serviced Companion Loan Noteholders, claims under any such blanket or master force-placed policy maintained by it in a timely fashion in accordance with the terms of such policy. If the Master Servicer or Special Servicer, as applicable, causes any Mortgaged Property securing a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced REO Property to be covered by such "force-placed" insurance policy, the incremental costs of such insurance applicable to such Mortgaged Property or Serviced REO Property (*i.e.*, other than any minimum or standby premium payable for such policy whether or not any Mortgaged Property or Serviced REO Property is covered thereby) shall be paid as a Servicing Advance.

(c)   With respect to each Mortgage Loan (other than any Non-Serviced Mortgage Loan) or Serviced Whole Loan, as applicable, that is subject to an Environmental Insurance Policy, if the Master Servicer has actual knowledge of any event giving rise to a claim under an Environmental Insurance Policy, the Master Servicer shall notify the Special Servicer to such effect and the Master Servicer shall take reasonable actions as are in accordance with the Servicing Standard and the terms and conditions of such Environmental Insurance Policy to make a claim thereunder and achieve the payment of all amounts to which the Trust is entitled thereunder. With respect to each Specially Serviced Loan and Serviced REO Property that is subject to an Environmental Insurance Policy, if the Special Servicer has actual knowledge of any event giving rise to a claim under an Environmental Insurance Policy, such Special Servicer shall take reasonable actions as are in accordance with the Servicing Standard and the terms and conditions of such Environmental Insurance Policy to make a claim thereunder and achieve the payment of all amounts to which the Trust, on behalf of the Certificateholders and, if applicable, the Serviced Companion Loan Noteholders (giving due regard to the junior nature of the related Subordinate Companion Loan, if any), is entitled thereunder. Any legal fees or other out-of-pocket costs incurred in accordance with the Servicing Standard in connection with any claim

under an Environmental Insurance Policy described above (whether by the Master Servicer or Special Servicer) shall be paid by, and reimbursable to, the Master Servicer as a Servicing Advance.

(d)   The Master Servicer, the Special Servicer, shall at all times during the term of this Agreement (or, in the case of the Special Servicer, at all times during the term of this Agreement during which Specially Serviced Loans and/or Serviced REO Properties as to which it is the Special Servicer are included in the Trust Fund) keep in force with a Qualified Insurer, a fidelity bond in such form and amount as are consistent with the Servicing Standard. The Master Servicer, Special Servicer, as applicable, shall be deemed to have complied with the foregoing provision if an Affiliate thereof has such fidelity bond coverage and, by the terms of such fidelity bond, the coverage afforded thereunder extends to the Master Servicer, Special Servicer, as the case may be. Such fidelity bond shall provide that it may not be canceled without ten days' prior written notice to the Trustee. So long as the long-term unsecured debt obligations of the Master Servicer (or its corporate parent if such insurance is guaranteed by its parent), the Special Servicer (or its corporate parent), as applicable, are rated not lower than "[___]" by [___], "[___]" by [___], "[___]" by [___] (or, if not rated by [___], an equivalent (or higher) rating by any two other NRSROs (which may include [___],[___] and/or [___])) and its equivalent by [___] (if then rated by [___]), the Master Servicer, the Special Servicer, [the Operating Advisor or the Asset Representations Reviewer], as applicable, may self-insure with respect to the fidelity bond coverage required as described above, in which case it shall not be required to maintain an insurance policy with respect to such coverage.

The Master Servicer and Special Servicer, as applicable, shall at all times during the term of this Agreement (or, in the case of the Special Servicer, at all times during the term of this Agreement during which Specially Serviced Loans and/or Serviced REO Properties exist as part of the Trust Fund) also keep in force with a Qualified Insurer a policy or policies of insurance covering loss occasioned by the errors and omissions of its officers and employees in connection with their servicing obligations hereunder, which policy or policies shall be in such form and amount as are consistent with the Servicing Standard. The Master Servicer or the Special Servicer, as applicable, shall be deemed to have complied with the foregoing provisions if an Affiliate thereof has such insurance and, by the terms of such policy or policies, the coverage afforded thereunder extends to the Master Servicer or Special Servicer, as the case may be. Any such errors and omissions policy shall provide that it may not be canceled without ten days' prior written notice to the Trustee. So long as the long-term unsecured debt obligations of the Master Servicer (or its corporate parent if such insurance is guaranteed by its parent) or the Special Servicer (or its corporate parent), as applicable, are rated not lower than "[___]" by [___], "[___]" by [___] (or, if not rated by [___], an equivalent (or higher) rating by any two other NRSROs) (which may include [___],[___] and/or [___]) and its equivalent by [___] (if then rated by [___]), the Master Servicer or the Special Servicer, as applicable, may self-insure with respect to the errors and omissions coverage required as described above, in which case it shall not be required to maintain an insurance policy with respect to such coverage.

Section 3.09   Enforcement of Due-on-Sale Clauses; Assumption Agreements; Defeasance Provisions. (a) If any Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan contains a provision in the nature of a "due-on-sale" clause (including, without limitation, sales or transfers of Mortgaged Properties (in full or part) or the sale, transfer,

pledge or hypothecation of direct or indirect interests in the Borrower or its owners), which by its terms:

> (i)   provides that such Mortgage Loan or Serviced Whole Loan will (or may at the mortgagee's option) become due and payable upon the sale or other transfer of an interest in the related Mortgaged Property (including, without limitation, the sale, transfer, pledge or hypothecation of direct or indirect interests in the Borrower or its owners),

> (ii)   provides that such Mortgage Loan or Serviced Whole Loan may not be assumed without the consent of the related mortgagee in connection with any such sale or other transfer, or

> (iii)   provides that such Mortgage Loan or Serviced Whole Loan may be assumed or transferred without the consent of the mortgagee, provided certain conditions set forth in the Loan Documents are satisfied,

then, for so long as such Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan (or related Mortgage Loan) is included in the Trust Fund, subject to the rights of the Directing Certificateholder, neither the Master Servicer (with respect to Performing Loans other than a Non-Serviced Mortgage Loan) nor the Special Servicer (with respect to Specially Serviced Loans), as applicable, on behalf of the Trust Fund, shall be required to enforce any such due-on-sale clauses and in connection therewith neither shall be required to (x) accelerate payments thereon or (y) withhold its consent to such an assumption if (1) such provision is not exercisable under applicable law or if the Master Servicer (with respect to Performing Loans (other than a Non-Serviced Mortgage Loan) and with the consent of the Special Servicer) or the Special Servicer (with respect to Specially Serviced Loans), as applicable, determines, subject to the rights of the Directing Certificateholder, that the enforcement of such provision is reasonably likely to result in meritorious legal action by the Borrower or (2) the Master Servicer (with the consent of the Special Servicer) or the Special Servicer, as applicable, determines, in accordance with the Servicing Standard and subject to the rights of the Directing Certificateholder, that granting such consent would be likely to result in a greater recovery, on a present value basis (discounting at the related Calculation Rate), than would enforcement of such clause. If the Master Servicer (with respect to Performing Loans (other than a Non-Serviced Mortgage Loan)) or the Special Servicer (with respect to Specially Serviced Loans), as applicable, determines that (A) granting such consent would be likely to result in a greater recovery, (B) such provision is not legally enforceable, or (C) that the conditions described in clause (a)(iii) above relating to the assumption or transfer of a related Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan have been satisfied, the Master Servicer (with respect to Performing Loans) or the Special Servicer (with respect to Specially Serviced Loans) is authorized to take or enter into an assumption agreement from or with the Person to whom the related Mortgaged Property has been or is about to be conveyed, and to release the original Borrower from liability upon such Mortgage Loan and substitute the new Borrower as obligor thereon, provided that (a) the credit status of the prospective new Borrower is in compliance with the Master Servicer's or the Special Servicer's servicing standards and criteria and the terms of the related Mortgage and (b) the Master Servicer (with respect to Performing Loans (other than a Non-Serviced Mortgage Loan)) or the Special Servicer (with respect to Specially Serviced Loans), as applicable, has followed the Rating Agency Confirmation process pursuant to Section 3.30 relating to the Certificates and Serviced Companion Loan Securities, if any, with respect to

[___], [___] or [___] in the case of any such Mortgage Loan that represents one of the ten largest Mortgage Loans or groups of cross-collateralized Mortgage Loans based on Stated Principal Balance or is a Mortgage Loan as to which the related Serviced Companion Loan represents one of the ten largest mortgage loans in the related Other Securitization (provided, that the Master Servicer or Special Servicer, as applicable, shall be entitled to reasonably rely upon the written notification provided by the master servicer or special servicer of the applicable Other Securitization as to whether such Serviced Companion Loan is one of the 10 largest mortgage loans in such Other Securitization). In connection with each such assumption or substitution entered into by the Special Servicer, the Special Servicer shall give prior notice thereof to the Master Servicer. The Master Servicer (with respect to Performing Loans) or the Special Servicer (with respect to Specially Serviced Loans) shall notify the Trustee, the Certificate Administrator, the Directing Certificateholder and the Master Servicer or the Special Servicer, as applicable, that any such assumption or substitution agreement has been completed by forwarding to the Custodian (with a copy to the Master Servicer, the Certificate Administrator, the Trustee and the Directing Certificateholder, as applicable) the original copy of such agreement, which copies shall be added to the related Mortgage File and shall, for all purposes, be considered a part of such Mortgage File to the same extent as all other documents and instruments constituting a part thereof. To the extent not precluded by the Loan Documents, neither the Master Servicer (with respect to Performing Loans) nor the Special Servicer (with respect to Specially Serviced Loans) shall approve an assumption or substitution without requiring the related Borrower to pay any fees owed to the Rating Agencies associated with the approval of such assumption or substitution. However, if the related Borrower is required but fails to pay such fees, such fees shall be an expense of the Trust Fund (and in the case of any Serviced Whole Loan, such expense shall be allocated in accordance with the allocation provisions of the related Intercreditor Agreement), with such expenses allocated (i) *first*, to the Trust Subordinate Companion Loan (up to the full principal balance thereof), and (ii) *then*, to the related AB Mortgage Loan (up to the full principal balance thereof); <u>provided</u> that in the case of a Serviced Whole Loan the Master Servicer (if such Serviced Whole Loan is a Performing Loan) or the Special Servicer (if such Serviced Whole Loan is a Specially Serviced Loan) shall be required, after receiving payment from amounts on deposit in the Collection Account, if any, to (i) promptly notify the holder of the related Companion Loan and (ii) use commercially reasonable efforts to exercise on behalf of the Trust Fund the rights of the Trust Fund under the related Intercreditor Agreement to obtain reimbursement for a *pro rata* portion of such amount allocable to the related Serviced Companion Loan from the holders of such Serviced Companion Loan.

(b)   If any Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan contains a provision in the nature of a "due-on-encumbrance" clause, which by its terms:

(i)   provides that such Mortgage Loan or Serviced Whole Loan shall (or may at the mortgagee's option) become due and payable upon the creation of any lien or other encumbrance on the related Mortgaged Property or any direct or indirect ownership interest in the borrower (including, unless specifically permitted, any mezzanine financing of the Borrower or the Mortgaged Property or any sale or transfer of preferred equity in the Borrower or its owners),

(ii)   requires the consent of the related mortgagee to the creation of any such lien or other encumbrance on the related Mortgaged Property (including, without limitation, any mezzanine financing of the Borrower or the Mortgaged Property or any sale or transfer of preferred equity in the Borrower or its owners), or

(iii)   provides that such Mortgaged Property may be further encumbered without the consent of the mortgagee (including, without limitation, any mezzanine financing of the Borrower or the Mortgaged Property or any sale or transfer of preferred equity in the Borrower or its owners), provided certain conditions set forth in the Loan Documents are satisfied,

then, neither the Master Servicer (with respect to Performing Loans other than a Non-Serviced Mortgage Loan) nor the Special Servicer (with respect to Specially Serviced Loans), on behalf of the Trust Fund, shall be required to enforce such due-on-encumbrance clauses and in connection therewith, will not be required to (i) accelerate the payments on the related Mortgage Loan or Serviced Whole Loan or (ii) withhold its consent to such lien or encumbrance, if the Master Servicer (with the consent of the Special Servicer) or the Special Servicer, as applicable, subject to the rights of the Directing Certificateholder, (x) determines, in accordance with the Servicing Standard that such enforcement would not be in the best interests of the Trust Fund or the holder of the related Serviced Companion Loan, if applicable (giving due regard to the junior nature of the related Subordinate Companion Loan, if any), or that in the case of a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan described in clause (b)(iii) above that the conditions to further encumbrance have been satisfied and (y) as to any Mortgage Loan or Serviced Whole Loan, follows the Rating Agency Confirmation procedure pursuant to Section 3.30 with respect to [___], [___] or [___] in the case of any such Mortgage Loan that represents one of the ten largest Mortgage Loans or groups of cross-collateralized Mortgage Loans based on Stated Principal Balance or is a Mortgage Loan as to which the related Serviced Companion Loan represents one of the ten largest mortgage loans in the related Other Securitization (provided, that the Master Servicer or Special Servicer, as applicable, shall be entitled to reasonably rely upon the written notification provided by the master servicer or special servicer of the applicable Other Securitization as to whether such Serviced Companion Loan is one of the 10 largest mortgage loans in such Other Securitization). To the extent not precluded by the Loan Documents, neither the Master Servicer (with respect to Performing Loans) nor the Special Servicer (with respect to Specially Serviced Loans) shall approve an assumption or substitution without requiring the related Borrower to pay any fees owed to the Rating Agencies associated with the approval of such lien or encumbrance. However, if the related Borrower is required but fails to pay such fees, such fees shall be an expense of the Trust Fund (in the case of an AB Whole Loan, with such expenses allocated (i) first, to the Trust Subordinate Companion Loan (up to the full principal balance thereof), and (ii) then, to the related AB Mortgage Loan (up to the full principal balance thereof); provided that in the case of a Serviced Whole Loan the Master Servicer (if such Serviced Whole Loan is a Performing Loan) or the Special Servicer (if such Serviced Whole Loan is a Specially Serviced Loan) shall be required, after receiving payment from amounts on deposit in the Collection Account, if any, to (i) promptly notify the holder of the related Companion Loan and (ii) use commercially reasonable efforts to exercise on behalf of the Trust Fund the rights of the Trust Fund under the related Intercreditor Agreement to obtain reimbursement for a pro rata portion of such amount

allocable to the related Serviced Companion Loans from the holders of such Serviced Companion Loans.

(c)   The Special Servicer may not waive its rights or grant its consent under any "due-on-sale" or "due-on-encumbrance" clause relating to any Specially Serviced Loan without, if no Control Termination Event has occurred and is continuing, the consent of the Directing Certificateholder. The Directing Certificateholder shall have 10 Business Days (or longer period provided by the related Intercreditor Agreement) after receipt of notice along with the Special Servicer's recommendation and analysis with respect to such waiver and any additional information the Directing Certificateholder may reasonably request from the Special Servicer of a proposed waiver or consent under any "due-on-sale" or "due-on-encumbrance" clause in which to grant or withhold its consent (provided that if the Special Servicer fails to receive a response to such notice from the Directing Certificateholder in writing within such period, then the Directing Certificateholder shall be deemed to have consented to such proposed waiver or consent).

(d)   The Master Servicer and the Special Servicer, as applicable, shall provide copies of any waivers it effects pursuant to Section 3.09(a) or (b) of this Agreement to the other party, the 17g-5 Information Provider (who shall promptly post such waivers to the 17g-5 Information Provider's Website pursuant to Section 3.14(d) of this Agreement) and the related Other 17g-5 Information Provider (if any) with respect to each Mortgage Loan or Serviced Whole Loan.

(e)   Nothing in this Section 3.09 shall constitute a waiver of the Trustee's right, as the mortgagee of record, to receive notice of any assumption of a Mortgage Loan, any sale or other transfer of the related Mortgaged Property or the creation of any lien or other encumbrance with respect to such Mortgaged Property.

(f)   In connection with the taking of, or the failure to take, any action pursuant to this Section 3.09, the Special Servicer shall not agree to modify, waive or amend, and no assumption or substitution agreement entered into pursuant to Section 3.09(a) of this Agreement shall contain any terms that are different from, any term of any Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan or the related Mortgage Note, other than pursuant to Section 3.26 hereof, as applicable.

(g)   With respect to any Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan which permits release of Mortgaged Properties through defeasance:

(i)   If such Mortgage Loan or Serviced Whole Loan requires that the lender purchase the required government securities, then the Master Servicer shall purchase, or shall cause the purchase of, such obligations on behalf of the Trust, at the related Borrower's expense, in accordance with the terms of such Mortgage Loan; provided that the Master Servicer shall not accept the amounts paid by the related Borrower to effect defeasance until acceptable government securities have been identified.

(ii)   To the extent not inconsistent with such Mortgage Loan or Serviced Whole Loan, the Master Servicer shall require the related Borrower to provide an Opinion of

Counsel (which shall be an expense of the related Borrower) to the effect that the Trustee has a first priority perfected security interest in the defeasance collateral (including the government securities) and the assignment of the defeasance collateral is valid and enforceable; such opinion, together with any other certificates or documents to be required in connection with such defeasance shall be in form and substance acceptable to each Rating Agency.

(iii)   To the extent not inconsistent with such Mortgage Loan or Serviced Whole Loan, the Master Servicer shall require a certificate at the related Borrower's expense from an Independent certified public accountant certifying to the effect that the government securities will provide cash flows sufficient to meet all payments of interest and principal (including payments at maturity) on such Mortgage Loan or Serviced Whole Loan in compliance with the requirements of the terms of the related Loan Documents.

(iv)   Prior to permitting the release of any Mortgaged Property through defeasance, the Master Servicer shall obtain, at the related Borrower's expense, a Rating Agency Confirmation; provided, the Master Servicer shall not be required to obtain such Rating Agency Confirmation from any Rating Agency if such Mortgage Loan at the time of such defeasance is not (x) a Mortgage Loan that (together with any Mortgage Loans cross-collateralized with such Mortgage Loan) is one of the ten largest Mortgage Loans by Stated Principal Balance, (y) a Mortgage Loan with a Stated Principal Balance equal to or greater than $20,000,000 or (z) a Mortgage Loan that represents 5% or more of the Stated Principal Balance of all Mortgage Loans.

(v)   Prior to permitting release of any Mortgaged Property through defeasance, the Master Servicer shall require an Opinion of Counsel to the effect that such release will not cause any Trust REMIC to fail to qualify as a REMIC at any time that any Certificates are outstanding or cause a tax to be imposed on the Trust Fund under the REMIC Provisions; provided that to the extent not inconsistent with the Mortgage Loan or Serviced Whole Loan, the related Borrower shall pay the cost related to the Opinion of Counsel (and shall otherwise be a Servicing Advance).

(vi)   No defeasance shall occur on or prior to the second anniversary of the Startup Day of the Trust REMICs, or in the case of any Companion Loan, the later of the second anniversary of the Startup Day of the Trust REMICs and the second anniversary of the startup day of any REMIC holding such Companion Loan.

(vii)   The Trustee shall at the expense of the related Borrower (to the extent not inconsistent with the related Loan Documents) hold the U.S. government securities as pledgee for the benefit of the Certificateholders and, if applicable, the Serviced Companion Loan Noteholders, and the Certificate Administrator shall apply payments of principal and interest received on the government obligations to the Collection Account in respect of the defeased Mortgage Loan according to the payment schedule existing immediately prior to the defeasance.

(viii)   The Master Servicer shall, in accordance with the Servicing Standard, enforce provisions in the Mortgage Loans that it is servicing requiring Borrowers to pay all reasonable expenses associated with a defeasance.

(ix)   To the extent not inconsistent with such Mortgage Loan, or to the extent the related Loan Documents provide the lender with discretion, the Master Servicer shall require a single purpose entity, formed solely for the purpose of owning and pledging the government securities related to one or more of the Mortgage Loans, to act as a successor borrower.

(x)   The Master Servicer may accept as defeasance collateral of any "government security," within the meaning of Treasury Regulation's Section 1.860G-(2)(a)(8)(ii), notwithstanding any more restrictive requirements in the Loan Documents; *provided*, that the Master Servicer has received an Opinion of Counsel that acceptance of such defeasance collateral will not cause an Adverse REMIC Event.

(xi)   Neither the Master Servicer nor the Special Servicer shall charge a fee for defeasance in excess of that permitted under the Loan Documents in the event that the Loan Documents provide for such a fee limitation.

(h)   With respect to all Specially Serviced Loans and Performing Loans, the Special Servicer shall, prior to waiving its rights or granting its consent to any proposed action of the Master Servicer under this Section 3.09, and prior to itself taking such an action, obtain the written consent of the Directing Certificateholder, which consent shall be deemed given 10 Business Days (or such longer period if necessary for a Serviced Whole Loan pursuant to the terms of the related Intercreditor Agreement) after receipt (unless earlier objected to) by the Directing Certificateholder of the Master Servicer's and/or Special Servicer's, as applicable, written analysis and recommendation with respect to such action together with such other information reasonably required by the Directing Certificateholder. When the Special Servicer's consent is requested under this Section 3.09, such consent shall be deemed given 15 Business Days (or such longer time period pursuant to the terms of the related Intercreditor Agreement but not less than five (5) Business Days after the time period set forth therein for Directing Certificateholder approval) after receipt (unless earlier objected to) by the Special Servicer from the Master Servicer of the Master Servicer's written analysis and recommendation with respect to such proposed action together with such other information reasonably required by the Special Servicer.

Section 3.10   Appraisals; Realization upon Defaulted Mortgage Loans. (a) Other than with respect to a Non-Serviced Mortgage Loan, contemporaneously with the earliest of (i) the effective date of any (A) modification of the Maturity Date or extended Maturity Date, a Mortgage Rate, principal balance or amortization terms of any Mortgage Loan or Serviced Whole Loan or any other term of a Mortgage Loan or Serviced Whole Loan, (B) extension of the Maturity Date or extended Maturity Date of a Mortgage Loan or Serviced Whole Loan as described below in Section 3.26 of this Agreement, or (C) consent to the release of any Mortgaged Property from the lien of the related Mortgage other than pursuant to the terms of the related Mortgage Loan or Serviced Whole Loan, (ii) the occurrence of an Appraisal Reduction Event, (iii) a default in the payment of a Balloon Payment for which an extension is not granted, or (iv) the date on which the Special Servicer, consistent with the Servicing Standard, requests an Updated Valuation, the Special Servicer shall use commercially reasonable efforts to obtain an Updated Valuation (or a letter update for an existing appraisal which is less than two years old) within 60 days of such request, the cost of which shall constitute a Servicing Advance; provided, that the Special Servicer shall not be required to obtain an Updated

Valuation pursuant to clauses (i) through (iv) above with respect to any Mortgaged Property for which there exists an Appraisal, Updated Appraisal or Small Loan Appraisal Estimate which is less than nine months old unless the Special Servicer has actual knowledge of a material adverse change in circumstances that, consistent with the Servicing Standard, would call into question the validity of such Appraisal, Updated Appraisal or Small Loan Appraisal Estimate. For so long as such Mortgage Loan or Serviced Whole Loan is a Specially Serviced Loan, the Special Servicer shall obtain letter updates to each Updated Valuation (i) within 30 days of the end of each nine-month period following the related Appraisal Reduction Event and (ii) upon its determination that the value of the related Mortgaged Property has materially changed, and the Master Servicer shall recalculate the Appraisal Reduction Amount prior to the Special Servicer granting extensions beyond one year or any subsequent extension after granting a one year extension with respect to the same Mortgage Loan or Serviced Whole Loan. Subject to any required consent from the Directing Certificateholder, nothing herein is intended to limit the Special Servicer's ability to pursue multiple strategies contemporaneously if the Special Servicer deems such actions appropriate under the Servicing Standard. The Special Servicer shall update, in accordance with the timing described above, each Small Loan Appraisal Estimate or Updated Appraisal for so long as an Appraisal Reduction Event exists with respect to the related Mortgage Loan or Serviced Whole Loan and the Master Servicer shall recalculate the Appraisal Reduction Amount based on such updated Small Loan Appraisal Estimate or Updated Appraisal. The Special Servicer shall send all such letter updates and Updated Valuations to the Master Servicer, the 17g-5 Information Provider (who shall promptly post such materials to the 17g-5 Information Provider's Website pursuant to Section 3.14(d) of this Agreement), the related Serviced Companion Loan Noteholder (if any) and, for so long as no Consultation Termination Event has occurred, the Directing Certificateholder.

The Special Servicer shall monitor each Specially Serviced Loan, evaluate whether the causes of the default can be corrected over a reasonable period without significant impairment of the value of the related Mortgaged Property, initiate corrective action in cooperation with the Borrower if, in the Special Servicer's judgment, cure is likely, and take such other actions (including without limitation, negotiating and accepting a discounted payoff of a Mortgage Loan or Serviced Whole Loan) as are consistent with the Servicing Standard. If, in the Special Servicer's judgment, such corrective action has been unsuccessful, no satisfactory arrangement can be made for collection of delinquent payments, and the Specially Serviced Loan has not been released from the Trust Fund pursuant to any provision hereof, and except as otherwise specifically provided in Section 3.09(a) and 3.09(b) of this Agreement, the Special Servicer may, to the extent consistent with the Asset Status Report (and with the consent of the Directing Certificateholder if no Control Termination Event has occurred and is continuing) and with the Servicing Standard, accelerate such Specially Serviced Loan and commence a foreclosure or other acquisition with respect to the related Mortgaged Property or Properties, provided that the Special Servicer determines that such acceleration and foreclosure are more likely to produce a greater recovery to Certificateholders and, if applicable, Serviced Companion Loan Noteholders (as a collective whole as if such Certificateholders and, if applicable, Serviced Companion Loan Noteholders, constituted a single lender) (and with respect to any Serviced Whole Loan with a related Subordinate Companion Loan, taking into account the subordinate nature of such Subordinate Companion Loan) on a present value basis (discounting at the related Calculation Rate) than would a waiver of such default or an extension or modification in accordance with the provisions of Section 3.26 hereof. In connection with causing the Trust to

foreclose on collateral that consists of multiple properties held for sale to customers by the related Borrower (such as unsold condominium units in a single project), the Special Servicer directing such foreclosure shall consider the effect of the bidding price for the properties on the tax basis of such properties if such properties are likely to be treated in the hands of the Trust as properties held for sale to customers. The Master Servicer shall pay the costs and expenses in any such proceedings as a Servicing Advance unless the Master Servicer or the Special Servicer, as applicable, determines, in its good faith judgment, that such Servicing Advance would constitute a Nonrecoverable Advance; provided, if such Servicing Advance would constitute a Nonrecoverable Advance but the Special Servicer determines that such payment would be in best interests of the Certificateholders and, if applicable, Serviced Companion Loan Noteholders (as a collective whole as if such Certificateholders and (with respect to a Serviced Whole Loan) Serviced Companion Loan Noteholders constituted a single lender (and with respect to any Serviced Whole Loan with a related Subordinate Companion Loan, taking into account the subordinate nature of such Subordinate Companion Loan and with respect to the AB Whole Loan, taking into account the subordinate nature of the Trust Subordinate Companion Loan) (with the Master Servicer permitted to conclusively rely upon any such determination by the Special Servicer), the Special Servicer shall direct the Master Servicer to make such payment from the Collection Account (or, if applicable, the applicable Serviced Whole Loan Collection Account), which payment shall be an Additional Trust Fund Expense. The Trustee shall be entitled to conclusively rely upon any determination of the Master Servicer or Special Servicer that a Servicing Advance, if made, would constitute a Nonrecoverable Advance. If the Master Servicer does not make such Servicing Advance in violation of the second preceding sentence, the Trustee shall make such Servicing Advance, unless the Trustee determines that such Servicing Advance would be a Nonrecoverable Advance. The Master Servicer and the Trustee, as applicable, shall be entitled to reimbursement of Servicing Advances (with interest at the Reimbursement Rate) made pursuant to this paragraph to the extent permitted by Section 3.06 of this Agreement.

(b)   If the Special Servicer elects to proceed with a non-judicial foreclosure in accordance with the laws of the state where the Mortgaged Property is located, the Special Servicer shall not be required to pursue a deficiency judgment against the related Borrower or any other liable party if (i) the laws of the state do not permit such a deficiency judgment after a non-judicial foreclosure or (ii) if the Special Servicer determines, in its best judgment, that the likely recovery if a deficiency judgment is obtained will not be sufficient to warrant the cost, time, expense and/or exposure of pursuing the deficiency judgment and such determination is evidenced by an Officer's Certificate delivered to the Trustee and the Certificate Administrator.

(c)   In the event that title to any Mortgaged Property is acquired in foreclosure or by deed in lieu of foreclosure, the deed or certificate of sale shall be issued to the Trustee (on behalf of the Trust Fund), or to its nominee (which shall not include the Special Servicer) or a separate Trustee or co-Trustee on behalf of the Trustee as Holder of the Lower-Tier Regular Interests, the Loan Specific REMIC Regular Interests and the Class [PEZ] Regular Interests and the Certificateholders and, if applicable, the Serviced Companion Loan Noteholders. Notwithstanding any such acquisition of title and cancellation of the related Mortgage Loan or Serviced Whole Loan, as applicable, such Mortgage Loan or Serviced Whole Loan, as applicable, shall (except for purposes of Section 9.01 of this Agreement) be considered to be a Serviced REO Loan until such time as the related Serviced REO Property shall be sold by the

Trust Fund and shall be reduced only by collections net of expenses. Consistent with the foregoing, for purposes of all calculations hereunder, so long as such Mortgage Loan or Serviced Whole Loan, as applicable, shall be considered to be an outstanding Mortgage Loan or Serviced Whole Loan, as applicable:

(i)   it shall be assumed that, notwithstanding that the indebtedness evidenced by the related Mortgage Note shall have been discharged, such Mortgage Note and, for purposes of determining the Stated Principal Balance thereof, the related amortization schedule in effect at the time of any such acquisition of title shall remain in effect; and

(ii)   subject to Section 1.02(g) of this Agreement, Net REO Proceeds received in any month shall be applied to amounts that would have been payable under the related Mortgage Note(s) in accordance with the terms of such Mortgage Note(s) and any applicable Intercreditor Agreement. In the absence of such terms, Net REO Proceeds shall, subject to Section 1.02(g) of this Agreement, be deemed to have been received first, in payment of the accrued interest that remained unpaid on the date that the related Serviced REO Property was acquired by the Trust Fund; second, in respect of the delinquent principal installments that remained unpaid on such date; and thereafter, Net REO Proceeds received in any month shall be applied to the payment of installments of principal and accrued interest on such Mortgage Loan or Serviced Companion Loan, as applicable, deemed to be due and payable in accordance with the terms of such Mortgage Note(s) and such amortization schedule until such principal has been paid in full and then to other amounts due under such Mortgage Loan or Serviced Companion Loan, as applicable. If such Net REO Proceeds exceed the Periodic Payment then payable, the excess shall be treated as a Principal Prepayment received in respect of such Mortgage Loan or Serviced Companion Loan, as applicable.

(d)   Notwithstanding any provision herein to the contrary, the Special Servicer shall not acquire for the benefit of the Trust Fund any personal property pursuant to this Section 3.10 unless either:

(i)   such personal property is incident to real property (within the meaning of Section 856(e)(l) of the Code) so acquired by the Special Servicer for the benefit of the Trust Fund; or

(ii)   the Special Servicer shall have requested and received an Opinion of Counsel (which opinion shall be an expense of the Loan Specific REMIC or the Lower-Tier REMIC, as applicable) to the effect that the holding of such personal property by the Loan Specific REMIC or Lower-Tier REMIC, as applicable, will not cause the imposition of a tax on any Trust REMIC under the REMIC Provisions or cause any Trust REMIC to fail to qualify as a REMIC at any time that any Certificate is outstanding (and such Opinion of Counsel may be premised on the designation hereby of any such personal property as being deemed part of an "outside reserve fund" (within the meaning of Treasury Regulations Section 1.860G-2(h)) with the owner of such personal property for federal income tax purposes to be designated at such time).

(e)   Notwithstanding any provision to the contrary in this Agreement, the Special Servicer shall not, on behalf of the Trust Fund, obtain title to any direct or indirect

partnership interest or other equity interest in any Borrower pledged pursuant to any pledge agreement unless the Special Servicer shall have requested and received an Opinion of Counsel (which opinion shall be an expense of the Trust Fund (and in the case of any Serviced Whole Loan, such expense shall be allocated in accordance with the allocation provisions of the related Intercreditor Agreement)) to the effect that the holding of such partnership interest or other equity interest by the Trust Fund will not cause the imposition of a tax on any Trust REMIC under the REMIC Provisions or cause any Trust REMIC to fail to qualify as a REMIC at any time that any Certificate is outstanding.

(f) Notwithstanding any provision to the contrary contained in this Agreement, the Special Servicer shall not cause the Trustee, on behalf of the Trust Fund, to obtain title to a Mortgaged Property as a result of or in lieu of foreclosure or otherwise, to obtain title to any direct or indirect partnership interest in any Borrower pledged pursuant to a pledge agreement and thereby be the beneficial owner of a Mortgaged Property, have a receiver of rents appointed with respect to, and shall not otherwise cause the Trustee to acquire possession of, or take any other action with respect to, any Mortgaged Property if, as a result of any such action, the Trustee, for the Trust Fund, the Certificateholders or Serviced Companion Loan Noteholders, if applicable, would be considered to hold title to, to be a "mortgagee-in-possession" of, or to be an "owner" or "operator" of such Mortgaged Property within the meaning of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended from time to time, or any comparable law, unless the Special Servicer has previously determined in accordance with the Servicing Standard, based on an updated environmental assessment report prepared by an Independent Person who regularly conducts environmental audits (which report shall be an expense of the Trust), that:

(i) such Mortgaged Property is in compliance with applicable environmental laws or, if not, after consultation with an environmental consultant, that it would be in the best economic interest of the Certificateholders (and with respect to the Serviced Whole Loans, the Serviced Companion Loan Noteholders), as a collective whole as if such Certificateholders and, if applicable, Serviced Companion Loan Noteholders constituted a single lender (and with respect to any Serviced Whole Loan with a related Serviced Subordinate Companion Loan, taking into account the subordinate nature of such Serviced Subordinate Companion Loan), to take such actions as are necessary to bring such Mortgaged Property in compliance therewith, and

(ii) there are no circumstances present at such Mortgaged Property relating to the use, management or disposal of any Hazardous Materials for which investigation, testing, monitoring, containment, clean-up or remediation could be required under any currently effective federal, state or local law or regulation, or that, if any such Hazardous Materials are present for which such action could be required, after consultation with an environmental consultant, it would be in the best economic interest of the Certificateholders (and with respect to any Serviced Whole Loan, the Serviced Companion Loan holders), as a collective whole as if such Certificateholders and, if applicable, Serviced Companion Loan holders constituted a single lender (and with respect to any Serviced Whole Loan with a related Subordinate Companion Loan, taking into account the subordinate nature of such Subordinate Companion Loan), to take such actions with respect to the affected Mortgaged Property.

In the event that the environmental assessment first obtained by the Special Servicer with respect to a Mortgaged Property indicates that such Mortgaged Property may not be in compliance with applicable environmental laws or that Hazardous Materials may be present but does not definitively establish such fact, the Special Servicer shall cause such further environmental tests to be conducted by an Independent Person who regularly conducts such tests as the Special Servicer shall deem prudent to protect the interests of Certificateholders and, if applicable, the Serviced Companion Loan Noteholders. Any such tests shall be deemed part of the environmental assessment obtained by the Special Servicer for purposes of this Section 3.10.

(g)   The environmental assessment contemplated by Section 3.10(f) of this Agreement shall be prepared within three months (or as soon thereafter as practicable) of the determination that such assessment is required by any Independent Person who regularly conducts environmental audits for purchasers of commercial property where the Mortgaged Property is located, as determined by the Special Servicer in a manner consistent with the Servicing Standard. Upon the written direction of the Special Servicer and delivery by the Special Servicer to the Master Servicer of pertinent back-up information the Master Servicer shall advance the cost of preparation of such environmental assessments as a Servicing Advance unless the Master Servicer determines, in its good faith judgment, that such Servicing Advance would be a Nonrecoverable Advance. The Master Servicer shall be entitled to reimbursement of Servicing Advances (with interest at the Reimbursement Rate) made pursuant to the preceding sentence to the extent permitted by Section 3.06. The Special Servicer shall provide written reports and a copy of any environmental assessments in electronic format to the Directing Certificateholder (if no Consultation Termination Event has occurred), the Master Servicer, the related Serviced Companion Loan Noteholder (if any) and the 17g-5 Information Provider (who shall promptly post such materials to the 17g-5 Information Provider's Website pursuant to Section 3.14(d) of this Agreement), monthly regarding any actions taken by the Special Servicer with respect to any Mortgaged Property securing a Defaulted Mortgage Loan or defaulted Serviced Companion Loan as to which the environmental testing contemplated by Section 3.10(f) of this Agreement has revealed that either of the conditions set forth in clauses (i) and (ii) of the first sentence thereof has not been satisfied, in each case until the earlier to occur of (i) satisfaction of both such conditions, (ii) repurchase of the related Mortgage Loan by the Mortgage Loan Seller or (iii) release of the lien of the related Mortgage on such Mortgaged Property.

(h)   If the Special Servicer determines pursuant to Section 3.10(f)(i) of this Agreement that a Mortgaged Property is not in compliance with applicable environmental laws but that it is in the best economic interest of the Trust Fund (and with respect to the Serviced Whole Loans, the Serviced Companion Loan Noteholders), as a collective whole as if such Certificateholders and, if applicable, Serviced Companion Loan Noteholders constituted a single lender, to take such actions as are necessary to bring such Mortgaged Property in compliance therewith, or if the Special Servicer determines pursuant to Section 3.10(f)(ii) of this Agreement that the circumstances referred to therein relating to Hazardous Materials are present but that it is in the best economic interest of the Trust Fund (and with respect to the Serviced Whole Loans, the Serviced Companion Loan Noteholders), as a collective whole as if such Certificateholders and, if applicable, Serviced Companion Loan Noteholders constituted a single lender, to take such action with respect to the containment, clean-up or remediation of Hazardous Materials affecting such Mortgaged Property as is required by law or regulation, the Special Servicer shall

(with the consent of the Directing Certificateholder if no Control Termination Event has occurred and is continuing) take such action as it deems to be in the best economic interest of the Trust Fund (and with respect to the Serviced Whole Loans, the Serviced Companion Loan Noteholders), as a collective whole as if such Certificateholders and, if applicable, Serviced Companion Loan Noteholders constituted a single lender, but only if the Certificate Administrator has mailed notice to the Holders of the Regular Certificates and the related Serviced Companion Loan Noteholders of such proposed action, which notice shall be prepared by the Special Servicer, and only if the Certificate Administrator does not receive, within 30 days of such notification, instructions from the Holders of Regular Certificates entitled to a majority of the Voting Rights and, with respect to Serviced Whole Loans, the applicable Serviced Companion Loan Noteholders directing the Special Servicer not to take such action. Notwithstanding the foregoing, if the Special Servicer reasonably determines that it is likely that within such 30-day period irreparable environmental harm to such Mortgaged Property would result from the presence of such Hazardous Materials and provides a prior written statement to the Trustee and the Certificate Administrator setting forth the basis for such determination, then the Special Servicer may take or cause to be taken such action to remedy such condition as may be consistent with the Servicing Standard. None of the Trustee, the Certificate Administrator, the Master Servicer or the Special Servicer shall be obligated to take any action or not take any action pursuant to this Section 3.10(h) at the direction of the Certificateholders or with respect to any Serviced Whole Loan, at the direction of the Certificateholders and the related Serviced Companion Loan Noteholders unless the Certificateholders and, with respect to any Serviced Companion Loan, the Serviced Companion Loan Noteholders agree to indemnify the Trustee, the Certificate Administrator, the Master Servicer and the Special Servicer with respect to such action or inaction. The Master Servicer shall advance the cost of any such compliance, containment, clean-up or remediation as a Servicing Advance unless the Master Servicer determines, in its good faith judgment, that such Advance would constitute a Nonrecoverable Advance.

(i)   The Special Servicer shall notify the Master Servicer of any Mortgaged Property (other than a Mortgaged Property securing a Non-Serviced Mortgage Loan) which is abandoned or foreclosed that requires reporting to the IRS and shall provide the Master Servicer with all information regarding forgiveness of indebtedness and required to be reported with respect to any Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan which is abandoned or foreclosed and the Master Servicer shall report to the IRS and the related Borrower, in the manner required by applicable law, such information and the Master Servicer shall report, via Form 1099C or Form 1099A, all forgiveness of indebtedness to the extent such information has been provided to the Master Servicer by the Special Servicer. The Master Servicer shall deliver a copy of any such report to the Trustee and the Certificate Administrator.

(j)   The costs of any Updated Valuation obtained pursuant to this Section 3.10 shall be paid by the Master Servicer as a Servicing Advance and shall be reimbursable from the Collection Account or, with respect to the Serviced Whole Loans, *first*, from the applicable Serviced Whole Loan Collection Account and *second*, to the extent amounts in the Serviced Whole Loan Collection Accounts are insufficient therefor, from the Collection Account in accordance with Section 3.06(a); provided that the Master Servicer shall, after receiving payment from amounts on deposit in the Collection Account, if any, (i) promptly notify the related

Companion Loan Noteholder and (ii) use commercially reasonable efforts to exercise on behalf of the Trust any rights under the related Intercreditor Agreement to obtain reimbursement for a *pro rata* portion of such amount allocable to the related Serviced Companion Loans from the related Companion Loan Noteholders.

Section 3.11 <u>Custodian to Cooperate; Release of Mortgage Files</u>. Upon the payment in full of any Mortgage Loan or Serviced Whole Loan, or the receipt by the Master Servicer of a notification that payment in full has been escrowed in a manner customary for such purposes, the Master Servicer shall immediately notify the Custodian by a certification (which certification shall include a statement to the effect that all amounts received or to be received in connection with such payment which are required to be deposited in the Collection Account or the applicable Serviced Whole Loan Collection Account, as applicable, pursuant to <u>Section 3.05</u> of this Agreement have been or will be so deposited) of a Servicing Officer and shall request delivery to it of the related Mortgage File. Any expense incurred in connection with any instrument of satisfaction or deed of reconveyance that is not paid by the related Borrower shall be chargeable to the Trust Fund. The Master Servicer agrees to use reasonable efforts in accordance with the Servicing Standard to enforce any provision in the relevant Loan Documents that require the Borrower to pay such amounts. No expenses incurred in connection with any instrument of satisfaction or deed of reconveyance shall be an expense of the Custodian.

From time to time upon request of the Master Servicer or the Special Servicer and delivery to the Custodian of a Request for Release, the Custodian shall promptly release the Mortgage File (or any portion thereof) designated in such Request for Release to the Master Servicer or the Special Servicer, as applicable. Upon return of the foregoing to the Custodian, or in the event of a liquidation or conversion of the Mortgage Loan or the Serviced Whole Loan into a Serviced REO Property, or in the event of a substitution of a Mortgage Loan pursuant to <u>Section 2.03</u> of this Agreement, or receipt by the Custodian of a certificate of a Servicing Officer stating that such Mortgaged Property was liquidated and that all amounts received or to be received in connection with such liquidation which are required to be deposited into the Collection Account or the applicable Serviced Whole Loan Collection Account, as applicable, have been so deposited, or that such Mortgage Loan or Serviced Whole Loan has become a Serviced REO Property, or that the Master Servicer has received a Qualified Substitute Mortgage Loan and the applicable Substitution Shortfall Amount, the Custodian shall deliver a copy of the Request for Release to the Master Servicer or the Special Servicer, as applicable. If from time to time, pursuant to the terms of the applicable Intercreditor Agreement or Other Pooling and Servicing Agreement, and as appropriate for enforcing the terms of the related Non-Serviced Mortgage Loan, the Other Servicer or the Other Special Servicer requests delivery to it of the original Mortgage Note by providing the Trustee and the Custodian a Request for Release, then the Custodian shall release or cause the release of such original Mortgage Note to the Other Servicer or the Other Special Servicer or its designee.

Within five (5) Business Days (or, in case of an emergency, within such shorter period as is reasonable under the circumstances) after receipt of a written certification of a Servicing Officer, the Trustee shall execute and deliver to the Master Servicer (with respect to Performing Loans) and the Special Servicer (with respect to Specially Serviced Loans and REO Loans) any court pleadings, requests for a trustee's sale or other documents prepared by the Special Servicer, its agents or attorneys, necessary to the foreclosure or trustee's sale in respect

of a Mortgaged Property or to any legal action brought to obtain judgment against any Borrower on the Mortgage Note or Mortgage or to obtain a deficiency judgment, or to enforce any other remedies or rights provided by the Mortgage Note or Mortgage or otherwise available at law or in equity. Each such certification shall include a request that such pleadings or documents be executed by the Trustee and a statement as to the reason such documents or pleadings are required, that the proposed action is consistent with the Servicing Standard and that the execution and delivery thereof by the Trustee will not invalidate or otherwise affect the lien of the Mortgage, except for the termination of such a lien upon completion of the foreclosure or trustee's sale.

Section 3.12   Servicing Fees, Certificate Administrator/Trustee Fees and Special Servicing Compensation; [Mortgage Loan Seller Strip]. (a) As compensation for its activities hereunder, the Master Servicer shall be entitled to the Servicing Fee with respect to each Mortgage Loan and Serviced Companion Loan. The Master Servicer's rights to the Servicing Fee may not be transferred in whole or in part except in connection with the transfer of all of the Master Servicer's responsibilities and obligations under this Agreement or as provided in the second succeeding paragraph with respect to the Excess Servicing Fee.

In addition, the Master Servicer shall be entitled to receive, as additional Servicing Compensation, to the extent permitted by applicable law and the related Loan Documents and any related Intercreditor Agreement, (i) all investment income earned on amounts on deposit in the Collection Account (and with respect to each Serviced Whole Loan, the related Serviced Whole Loan Collection Account) and certain Reserve Accounts (to the extent consistent with the related Loan Documents), (ii) any Net Default Interest and any other Penalty Charges collected by the Master Servicer or the Special Servicer during a Collection Period accrued on any Performing Loan (and the related Serviced Companion Loan, if applicable), in each case, remaining after application thereof during such Collection Period to pay the Advance Interest Amount relating to such Performing Loan and to pay or reimburse the Trust for any unreimbursed Additional Trust Fund Expenses (including Special Servicing Fees, Workout Fees and Liquidation Fees) relating to such Performing Loan incurred during or prior to such Collection Period, and, in the case of the Serviced Whole Loans, to the extent allocated to the related Mortgage Loan in the related Intercreditor Agreement and as further described in Section 3.12(d), (iii) any amounts collected for checks returned for insufficient funds (with respect to any Performing Loan or Specially Serviced Loan) and (iv) to the extent permitted by applicable law and the related Loan Documents, [100]% of any Modification Fees with respect to (and other similar fees relating to) any Performing Loan or Serviced Companion Loan where the consent of the Special Servicer is not required ([50]% where the processing by, or the consent of the Special Servicer is required), [100]% of any defeasance fees, [100]% of Assumption Fees and consent fees (or similar fees) relating to the transactions referred to in Section 3.09 of this Agreement with respect to Performing Loans or Serviced Companion Loan where the consent of the Special Servicer is not required ([50]% where the processing by, or the consent of the Special Servicer is required), [100]% of loan service transaction fees, beneficiary statement charges, demand fees or similar items (but not including Prepayment Premiums or Yield Maintenance Charges) with respect to Performing Loans or Serviced Companion Loan where the consent of the Special Servicer is not required ([50]% where the processing by, or the consent of the Special Servicer is required) and [100]% of assumption application fees with respect to Performing Loans or Serviced Companion Loans, in each case to the extent received

and not required to be deposited or retained in the Collection Account (or Serviced Whole Loan Collection Account), in each case pursuant to Section 3.05 of this Agreement. The Master Servicer shall also be entitled pursuant to, and to the extent provided in, Section 3.06(a)(viii) or 3.07(b) of this Agreement, as applicable, to withdraw from the Collection Account and to receive from any Borrower Accounts (to the extent not payable to the related Borrower under the Mortgage Loan or applicable law), Net Prepayment Interest Excess, if any, that accrue on the Mortgage Loans that it is servicing and any interest or other income earned on deposits therein. In addition, the Master Servicer shall be entitled to the portion of Net Default Interest and any late payment fees collected by the Other Servicer servicing a Non-Serviced Mortgage Loan that are allocated to such Non-Serviced Mortgage Loan remaining after application thereof to reimburse interest on related P&I Advances and to reimburse the Trust for certain expenses of the Trust, if applicable, as provided in this Agreement. Except as specified in the preceding sentence and except with respect to clause (i) in this paragraph, the Master Servicer will not be entitled to the compensation set forth in clauses (iii) and (iv) in this paragraph with respect to a Non-Serviced Mortgage Loan.

The Master Servicer and any successor holder of the Excess Servicing Fee Rights that relate to the Mortgage Loans (and any successor REO Loans with respect to such Mortgage Loans) shall be entitled, at any time, at its own expense, to transfer, sell, pledge or otherwise assign such Excess Servicing Fee Rights in whole (but not in part), in either case, to any Qualified Institutional Buyer or Institutional Accredited Investor (other than a Plan); provided that no such transfer, sale, pledge or other assignment shall be made unless (i) that transfer, sale, pledge or other assignment is exempt from the registration and/or qualification requirements of the Act and any applicable state securities laws and is otherwise made in accordance with the Act and such state securities laws, (ii) the prospective transferor shall have delivered to the Depositor a certificate substantially in the form attached as Exhibit AA-1 hereto, and (iii) the prospective transferee shall have delivered to the Master Servicer and the Depositor a certificate substantially in the form attached as Exhibit AA-2 hereto. None of the Depositor, the Trustee, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer or the Certificate Registrar is obligated to register or qualify an Excess Servicing Fee Right under the Act or any other securities law or to take any action not otherwise required under this Agreement to permit the transfer, sale, pledge or assignment of an Excess Servicing Fee Right without registration or qualification. The Master Servicer and each holder of an Excess Servicing Fee Right desiring to effect a transfer, sale, pledge or other assignment of such Excess Servicing Fee Right shall, and the Master Servicer hereby agrees, and each such holder of an Excess Servicing Fee Right by its acceptance of such Excess Servicing Fee Right shall be deemed to have agreed, in connection with any transfer of such Excess Servicing Fee Right effected by such Person, to indemnify the Certificateholders, the Trust, the Depositor, the Underwriters, the Certificate Administrator, the Trustee, the Master Servicer, the Certificate Registrar, the Operating Advisor, the Asset Representations Reviewer and the Special Servicer against any liability that may result if such transfer is not exempt from registration and/or qualification under the Act or other applicable federal and state securities laws or is not made in accordance with such federal and state laws or in accordance with the foregoing provisions of this paragraph. By its acceptance of an Excess Servicing Fee Right, the holder thereof shall be deemed to have agreed not to use or disclose such information in any manner that could result in a violation of any provision of the Act or other applicable securities laws or that would require registration of such Excess Servicing Fee Right or any Certificate pursuant to the Act. From time to time following any transfer, sale,

pledge or assignment of an Excess Servicing Fee Right, the Master Servicer with respect to the related Mortgage Loan or successor REO Loan with respect thereto to which the Excess Servicing Fee Right relates, shall pay, out of each amount paid to the Master Servicer as Servicing Fee with respect to such Mortgage Loan or REO Loan, as the case may be, the related Excess Servicing Fees to the holder of such Excess Servicing Fee Right within one Business Day following the payment of such Servicing Fee to the Master Servicer, in each case in accordance with payment instructions provided by such holder in writing to the Master Servicer. The holder of an Excess Servicing Fee Right shall not have any rights under this Agreement except as set forth in the preceding sentences of this paragraph. None of the Certificate Administrator, the Certificate Registrar, the Operating Advisor, the Asset Representations Reviewer, the Depositor, the Special Servicer or the Trustee shall have any obligation whatsoever regarding payment of the Excess Servicing Fee or the assignment or transfer of the Excess Servicing Fee Right.

As compensation for its activities hereunder on each Distribution Date, the Certificate Administrator shall be entitled with respect to each Mortgage Loan to its portion of the Certificate Administrator/Trustee Fee, which shall be payable from amounts on deposit in the Lower-Tier Distribution Account. The Certificate Administrator shall pay the Trustee the Trustee's portion of the Certificate Administrator/Trustee Fee. The Certificate Administrator's rights to the Certificate Administrator/Trustee Fee may not be transferred in whole or in part except in connection with the transfer of all of its responsibilities and obligations under this Agreement.

Except as otherwise provided herein, the Master Servicer shall pay all of its overhead expenses incurred by it in connection with its servicing activities hereunder, including all fees of any sub-servicers retained by it (but excluding Mortgage Loan Seller Sub-Servicers). Except as otherwise provided herein, the Trustee and the Certificate Administrator shall each pay all expenses incurred by it in connection with its activities hereunder.

(b)   As compensation for its activities hereunder, the Special Servicer shall be entitled with respect to each Specially Serviced Loan and Serviced REO Loan to the Special Servicing Compensation, which shall be payable from amounts on deposit in the Collection Account or the Serviced Whole Loan Collection Account, as applicable, as set forth in Section 3.06 of this Agreement. The Special Servicer's rights to the Special Servicing Fee may not be transferred in whole or in part except in connection with the transfer of all of the Special Servicer's responsibilities and obligations under this Agreement. In addition, the Special Servicer shall be entitled to receive, as Special Servicing Compensation, to the extent permitted by applicable law and the related Loan Documents, (i) any Net Default Interest and any other Penalty Charges collected by the Master Servicer or the Special Servicer during a Collection Period accrued on any Specially Serviced Loan remaining after application thereof during such Collection Period (and in the case of the Serviced Whole Loans, as set forth in and subject to the terms of the related Intercreditor Agreement and Section 3.12(d) herein) to pay the Advance Interest Amount relating to such Specially Serviced Loan and any unreimbursed Additional Trust Fund Expenses (including Special Servicing Fees, Workout Fees and Liquidation Fees) incurred during or prior to such Collection Period on such related Specially Serviced Loan (but not NSF check fees and the like, which shall be paid to the Master Servicer) as further described below in this subsection (b), (ii) 50% of any Assumption Fees, consent fees (or similar fees) relating to the transactions referred to in Section 3.09 of this Agreement, Modification Fees (and other similar

fees) and loan service transaction fees, beneficiary statement charges, demand fees or similar items with respect to the Performing Loans and the related Companion Loans relating to any Performing Loan, when the approval from the Special Servicer is required and excluding any Prepayment Premiums or Yield Maintenance Charges, (iii) any interest or other income earned on deposits in the REO Accounts and (iv) 100% of any Assumption Fees, assumption application fees, consent fees (or similar fees) relating to the transactions referred to in Section 3.09 of this Agreement, Modification Fees (and other similar fees), loan service transaction fees, beneficiary statement charges, demand fees or similar items relating to any Specially Serviced Loan or Serviced REO Loan.

Except as otherwise provided herein, the Special Servicer shall pay all expenses incurred by it in connection with its servicing activities hereunder, including all fees of any sub-servicers retained by it.

In addition, the Special Servicer shall be entitled to the portion of Net Default Interest and any other Penalty Charges collected by the Other Special Servicer servicing the related Non-Serviced Mortgage Loan and that are allocated to such Non-Serviced Mortgage Loan remaining after application thereof during such Collection Period to pay the Advance Interest Amount relating to such Non-Serviced Mortgage Loan and any unreimbursed Additional Trust Fund Expenses (including Special Servicing Fees, Workout Fees and Liquidation Fees) incurred during or prior to such Collection Period on such related Non-Serviced Mortgage Loan (but not NSF check fees and similar fees, which shall be paid to the Master Servicer) as provided in this Agreement. Except as specified in the preceding sentence, the Special Servicer will not be entitled to the compensation set forth in this Section 3.12(b) with respect to a Non-Serviced Mortgage Loan.

(c) In addition, a Workout Fee will be payable to the Special Servicer with respect to each Mortgage Loan (other than any Non-Serviced Mortgage Loan) or Serviced Whole Loan that ceases to be a Specially Serviced Loan pursuant to the definition thereof. As to each such Mortgage Loan or Serviced Whole Loan, the Workout Fee will be payable out of each collection of interest and principal (including scheduled payments, prepayments, Balloon Payments and payments at maturity) received on such Mortgage Loan or Serviced Whole Loan for so long as it remains a Corrected Mortgage Loan. The Workout Fee with respect to any such Mortgage Loan or Serviced Whole Loan will cease to be payable if such loan again becomes a Specially Serviced Loan or if the related Mortgaged Property becomes a Serviced REO Property; provided that a new Workout Fee will become payable if and when such Mortgage Loan or Serviced Whole Loans again ceases to be a Specially Serviced Loan. If the Special Servicer is terminated (other than for cause) or resigns with respect to any or all of its servicing duties, it shall retain the right to receive any and all Workout Fees payable with respect to the Mortgage Loans that cease to be a Specially Serviced Loan during the period that it had responsibility for servicing such Specially Serviced Loan (or for any Specially Serviced Loan that had not yet become a Corrected Mortgage Loan because as of the time that the Special Servicer is terminated the borrower has not made three consecutive monthly debt service payments and subsequently the Specially Serviced Loan becomes a Corrected Mortgage Loan) at the time of such termination or resignation (and the successor Special Servicer shall not be entitled to any portion of such Workout Fees), in each case until the Workout Fee for any such loan ceases to be payable in accordance with the preceding sentence.

A Liquidation Fee will be payable to the Special Servicer, except as described below, with respect to (i) each Mortgage Loan repurchased by a Mortgage Loan Seller after the Initial Resolution Period (and giving effect to any Resolution Extension Period) in accordance with Section 2.03(e) of this Agreement, (ii) each Specially Serviced Loan as to which the Special Servicer obtains a full, partial or discounted payoff from the related Borrower, (iii) any Specially Serviced Loan or Serviced REO Property as to which the Special Servicer recovered any Liquidation Proceeds and (iv) each Defaulted Mortgage Loan that is a Non-Serviced Mortgage Loan sold by the Special Servicer in accordance with the proviso in Section 3.16(b) of this Agreement as to which the Special Servicer recovered any Liquidation Proceeds; provided, however, for clarification, in the case of clause (iv), should the Non-Serviced Mortgage Loan be sold by the Other Special Servicer, then the Liquidation Fee shall be paid to such Other Special Servicer. As to each such Mortgage Loan repurchased by a Mortgage Loan Seller after the Initial Resolution Period (and giving effect to any Resolution Extension Period) in accordance with Section 2.03(e) of this Agreement or Specially Serviced Loan and Serviced REO Property, the Liquidation Fee will be payable from the related payment or proceeds. Notwithstanding anything to the contrary described above, no Liquidation Fee will be payable based on, or out of, Liquidation Proceeds to the extent set forth in the definition of "Liquidation Fee" herein. With respect to any future mezzanine debt, to the extent not prohibited by the Loan Documents, the Master Servicer or Special Servicer, as applicable, shall require that the related mezzanine intercreditor agreement provide that if a Mortgage Loan is purchased by the related mezzanine lender on a date that is more than 90 days following the date that the related option first becomes exercisable, such mezzanine lender shall be required to pay a Liquidation Fee equal to the amount that the Special Servicer would otherwise be entitled to under this Agreement with respect to a liquidation of such Mortgage Loan (provided, that such Liquidation Fee shall in all circumstances be payable by the related mezzanine lender and shall not, under any circumstances, be payable out of the Trust unless the Master Servicer fails to require the related mezzanine intercreditor agreement to require the mezzanine lender to pay such amounts in breach of its obligation to do so under this paragraph). If Liquidation Proceeds are received with respect to any Specially Serviced Loan as to which the Special Servicer is properly entitled to a Workout Fee, such Workout Fee will be payable based on and out of the portion of such Liquidation Proceeds that constitute principal and/or interest. Notwithstanding anything herein to the contrary, the Special Servicer shall only be entitled to receive a Liquidation Fee or a Workout Fee, but not both, with respect to Liquidation Proceeds received on any Mortgage Loan or any Specially Serviced Loan. If (i) the Special Servicer resigns or has been terminated, and (ii) either prior or subsequent to such resignation or termination, either (A) a Specially Serviced Loan was liquidated or modified pursuant to an action plan submitted by the initial Special Servicer and approved (or deemed approved) by the Directing Certificateholder or the Special Servicer has determined to grant a forbearance, or (B) a Specially Serviced Loan being monitored by the Special Servicer subsequently became a Corrected Mortgage Loan, then in either such event the Special Servicer shall be paid the related Workout Fee or Liquidation Fee, as applicable.

The total amount of Workout Fees and Liquidation Fees that are payable by the Trust with respect to each Mortgage Loan, Serviced Whole Loan or Serviced REO Loan through the period such Mortgage Loan is an asset of the Trust shall be subject to an aggregate cap of $1,000,000. For the purposes of determining whether any such cap has been reached with respect to a Special Servicer and a Mortgage Loan, Serviced Whole Loan or Serviced REO

Loan, only the Workout Fees and Liquidation Fees paid to such Special Servicer with respect to such Mortgage Loan, Serviced Whole Loan or Serviced REO Loan shall be taken into account, and any Workout Fees or Liquidation Fees for any other Mortgage Loans, Serviced Whole Loans or Serviced REO Loans shall not be taken into account (and any Workout Fees or Liquidation Fees paid to a predecessor or successor special servicer or Other Special Servicer shall also not be taken into account).

The Special Servicer shall be required to pay out of its own funds all expenses incurred by it in connection with its servicing activities hereunder (including, without limitation, any amounts, other than management fees in respect of REO Properties, due and owing to any of its sub-servicers, any amounts due and owing to any of its Affiliates, and the premiums for any blanket insurance policy obtained by it insuring against hazard losses pursuant to Section 3.08 of this Agreement, except to the extent such premiums are reimbursable pursuant to Section 3.08 of this Agreement), if and to the extent such expenses are not expressly payable directly out of the Collection Account or if a Serviced Whole Loan is involved, the applicable Serviced Whole Loan Collection Account or the applicable REO Account or as a Servicing Advance, and the Special Servicer shall not be entitled to reimbursement therefor except as expressly provided in this Agreement.

The Special Servicer and its Affiliates shall be prohibited from receiving or retaining any compensation or any other remuneration (including, without limitation, in the form of commissions, brokerage fees, rebates, or as a result of any other fee-sharing arrangement) from any Person (including, without limitation, the Trust, any Borrower, any Manager, any guarantor or indemnitor in respect of a Mortgage Loan or Serviced Whole Loan and any purchaser of any Mortgage Loan, Serviced Companion Loan or REO Property) in connection with the disposition, workout or foreclosure of any Mortgage Loan or Serviced Whole Loan, the management or disposition of any REO Property, or the performance of any other special servicing duties under this Agreement, other than as expressly provided in this Section 3.12; provided that such prohibition shall not apply to Permitted Special Servicer/Affiliate Fees.

(d)   In determining the compensation of the Master Servicer or Special Servicer, as applicable, with respect to Penalty Charges, on any Distribution Date, the aggregate Penalty Charges collected on any Mortgage Loan or, unless prohibited by the related Intercreditor Agreement to be so applied, any Serviced Companion Loan, during the related Collection Period shall be applied (as between Default Interest and late payment charges, in the priority set forth in the definition of "Advance Interest Amount") to reimburse (i) the Master Servicer or the Trustee for interest on Advances at the Reimbursement Rate with respect to such Mortgage Loan that accrued in the period that such Penalty Charges were collected and advance interest to any related Serviced Companion Loan Service Provider for any debt service advance made by such party with respect to any related Serviced Companion Loan that accrued in the period that such Penalty Charges were collected, (ii) the Trust Fund for all interest on Advances with respect to such Mortgage Loan or Serviced Whole Loan previously paid to the Master Servicer, the Trustee or to any Serviced Companion Loan Service Provider pursuant to Section 3.06(a)(vi) or Section 3.06(b)(vi) of this Agreement, and (iii) the Trust Fund for any Additional Trust Fund Expenses (including Special Servicing Fees, Workout Fees and Liquidation Fees) with respect to such Mortgage Loan or Serviced Whole Loan paid in the Collection Period that such Penalty Charges were collected and not previously paid out of

Penalty Charges, and any Penalty Charges remaining thereafter shall be distributed *pro rata* to the Master Servicer and the Special Servicer based upon the amount of Penalty Charges the Master Servicer or the Special Servicer would otherwise have been entitled to receive during such period with respect to such Mortgage Loan without any such application. Except as set forth in this Agreement, the Special Servicer shall not be entitled to any Special Servicing Fees, Workout Fees or Liquidation Fees with respect to any Non-Serviced Mortgage Loan or any related REO Property. For the avoidance of doubt, the portion of Penalty Charges allocated to a Mortgage Loan that is part of a Non-Serviced Whole Loan (in accordance with the applicable Intercreditor Agreement and, if applicable, the Other Pooling and Servicing Agreement) shall be allocated in accordance with clauses (i), (ii) and (iii) above (except that, Advances in clauses (i) and (ii) shall mean P&I Advances).

(e)   The Master Servicer, the Special Servicer, the Certificate Administrator and the Trustee shall be entitled to reimbursement from the Trust Fund (and, prior to recovery from the Trust Fund, in the case of any Serviced Whole Loans, subject to the related Intercreditor Agreement, *first*, from the related Subordinate Companion Loan up to the full principal balance thereof, if any, and *second*, to the extent any such costs and expenses remain unreimbursed, from the related Mortgage Loan and the Collection Account, or in the case of a Serviced Whole Loan with a Serviced Pari Passu Companion Loan, *first*, out of the related Serviced Whole Loan Collection Account from collections on the related Serviced Pari Passu Companion Loan and the related Mortgage Loan (with respect to the AB Whole Loan, *first* from the Trust Subordinate Companion Loan up to the full principal balance thereof) on a *pro rata* basis by principal balance, and *second*, to the extent any such costs and expenses remain unreimbursed, out of the Collection Account) for the costs and expenses incurred by them in the performance of their duties under this Agreement which are "unanticipated expenses incurred by the REMIC" within the meaning of Treasury Regulations Section 1.860G-1(b)(3)(iii). Such expenses shall include, by way of example and not by way of limitation, environmental assessments, Updated Appraisals and appraisals in connection with foreclosure, the fees and expenses of any administrative or judicial proceeding and expenses expressly identified as reimbursable in Section 3.06(a)(xv) of this Agreement. All such costs and expenses shall be treated as costs and expenses of the Lower-Tier REMIC, Loan Specific REMIC and the related Serviced Whole Loan, if applicable.

(f)   No provision of this Agreement or of the Certificates shall require the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator or the Trustee to expend or risk their own funds or otherwise incur any financial liability in the performance of any of their duties hereunder or thereunder, or in the exercise of any of their rights or powers, if, in the good faith business judgment of the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator or the Trustee, as the case may be, repayment of such funds would not be ultimately recoverable from late payments, Net Insurance Proceeds, Net Liquidation Proceeds and other collections on or in respect of the Mortgage Loans, or from adequate indemnity from other assets comprising the Trust Fund against such risk or liability.

If the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer or the Trustee receives a request or

inquiry from a Borrower, any Certificateholder or any other Person the response to which would, in the Master Servicer's, the Special Servicer's, the Certificate Administrator's, the Operating Advisor's, the Asset Representation Reviewer's or the Trustee's good faith business judgment require the assistance of Independent legal counsel or other consultant to the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer or the Trustee, the cost of which would not be an expense of the Trust Fund or any Serviced Companion Loan Noteholder hereunder, then the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer or the Trustee, as the case may be, shall not be required to take any action in response to such request or inquiry unless such Borrower, such Certificateholder, or such other Person, as applicable, makes arrangements for the payment of the Master Servicer's, the Special Servicer's, the Certificate Administrator's, the Operating Advisor's, the Asset Representation Reviewer's or the Trustee's expenses associated with such counsel (including, without limitation, posting an advance payment for such expenses) satisfactory to the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer or the Trustee, as the case may be, in its sole discretion. Unless such arrangements have been made, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer or the Trustee, as the case may be, shall have no liability to any Person for the failure to respond to such request or inquiry.

[From collections actually received by the Master Servicer related to the Mortgage Loans that are part of the Mortgage Loan Seller Strip Pool or any successor REO Loans, on each Master Servicer Remittance Date, the Master Servicer shall remit, pursuant to Section 4.06(iv), the accrued but unpaid Mortgage Loan Seller Strips to [MORTGAGE LOAN SELLER] or its successors or assigns or its designee by wire transfer of immediately available funds to an account specified by the intended recipient or by such other method as such recipient and the Master Servicer shall mutually and reasonably agree. [MORTGAGE LOAN SELLER]'s right to receive the Mortgage Loan Seller Strips shall be subordinate to the Master Servicer's right to receive the Master Servicer Fee and any other amounts due and owing to the Master Servicer pursuant to the terms hereof and the Special Servicer's right to receive Special Servicing Compensation and any other amounts due and owing to the Special Servicer pursuant to the terms hereof. [MORTGAGE LOAN SELLER] may assign all or a portion of the Mortgage Loan Seller Strips at any time.]

Section 3.13 <u>Reports to the Certificate Administrator; Collection Account Statements</u>. (a) The Master Servicer shall deliver to the Certificate Administrator no later than 3:00 p.m. (New York City time) one Business Day prior to the Master Servicer Remittance Date prior to each Distribution Date (beginning [_____] 20[__]), the CREFC® Loan Periodic Update File with respect to all of the Mortgage Loans that it is servicing for the related Distribution Date (which shall include, without limitation, the amount of Available Funds allocable to the Mortgage Loans (other than the Trust Subordinate Companion Loan) and the Loan Specific Available Funds with respect to the Trust Subordinate Companion Loan, as applicable) including information therein that states the anticipated P&I Advances for the related Distribution Date. The Master Servicer's responsibilities under this Section 3.13(a) with respect to Serviced REO Loans shall be subject to the satisfaction of the Special Servicer's obligations under Section 3.23 of this Agreement. The Master Servicer shall (no later than the time(s) that it or any portion thereof is made available to the Certificate Administrator) make available to each

Serviced Companion Loan Noteholder with respect to the related Whole Loan or, if such Serviced Companion Loan is securitized, the respective Other Servicer, the CREFC® Investor Reporting Package (CREFC® IRP) (excluding any templates) pursuant to the terms of this Agreement on a monthly basis. The Special Servicer shall provide any templates relating to the Serviced Companion Loan included in the CREFC® Investor Reporting Package and prepared by the Special Servicer pursuant to the terms hereof to the Master Servicer promptly upon reasonable request. The Master Servicer shall provide any templates relating to the Serviced Companion Loan included in the CREFC® Investor Reporting Package (with respect to templates required to be prepared by the Special Servicer pursuant to the terms hereof, to the extent received) to the Other Servicer upon reasonable request.

(b)   For so long as the Master Servicer makes deposits into or credits to and withdrawals or debits from the Collection Account or any Serviced Whole Loan Collection Account, not later than 15 days after each Distribution Date, the Master Servicer shall forward to the Certificate Administrator a statement prepared by the Master Servicer setting forth the status of each of the Collection Account and each Serviced Whole Loan Collection Account as of the close of business on the last Business Day of the prior Collection Period and showing the aggregate amount of deposits into and withdrawals from the Collection Account and each Serviced Whole Loan Collection Account of each category of deposit (or credit) specified in Section 3.05 of this Agreement and each category of withdrawal (or debit) specified in Section 3.06 of this Agreement for the related Collection Period, in each case for the Mortgage Loans (including the Non-Serviced Mortgage Loans).   The Trustee and the Certificate Administrator and its agents and attorneys may at any time during normal business hours, upon reasonable notice, inspect and copy the books, records and accounts of the Master Servicer solely relating to the Mortgage Loans and the performance of its duties hereunder.

(c)   Beginning in [_____] 20[__], no later than 4:00 p.m. (New York City time) on each Master Servicer Remittance Date, the Master Servicer shall deliver or cause to be delivered to the Certificate Administrator (who shall promptly post such reports to the Certificate Administrator's Website pursuant to Section 4.02(b)(iii)(B) of this Agreement), the Serviced Companion Loan Noteholders and the Operating Advisor the following reports (in electronic form) with respect to the Mortgage Loans that it is servicing (and, if applicable, the related REO Properties), providing the required information as of the immediately preceding Determination Date: (i) to the extent the Master Servicer has received the most recent CREFC® Special Servicer Loan File from the Special Servicer at the time required, the most recent CREFC® Delinquent Loan Status Report, CREFC® Historical Loan Modification and Corrected Mortgage Loan Report, the CREFC® Loan Setup File (with respect to the first Distribution Date) and CREFC® REO Status Report received from such Special Servicer, (ii) the most recent CREFC® Property File, CREFC® Financial File, CREFC® Comparative Financial Status Report and the CREFC® Loan Level Reserve/LOC Report (in each case incorporating the data required to be included in the CREFC® Special Servicer Loan File), (iii) the CREFC® Servicer Watch List with information that is current as of such Determination Date and (iv) the CREFC® Advance Recovery Report.

The information that pertains to Specially Serviced Loans and REO Properties reflected in such reports shall be based solely upon the reports delivered by the Special Servicer to the Master Servicer (other than information as to which the Master Servicer has the primary

responsibility to generate) no later than the related Determination Date in the form required by Section 3.13(g) of this Agreement or shall be provided by means of such reports so delivered by the Special Servicer to the Master Servicer in the form so required. In the absence of manifest error, the Master Servicer shall be entitled to conclusively rely upon, without investigation or inquiry, the information and reports delivered to it by the Special Servicer, and the Certificate Administrator shall be entitled to conclusively rely upon the Master Servicer's reports and the Special Servicer's reports and any information provided by the Certificate Administrator or the Trustee without any duty or obligation to recompute, verify or recalculate any of the amounts and other information stated therein.

(d)   The Master Servicer shall deliver or cause to be delivered to the Trustee, the Certificate Administrator, the Serviced Companion Loan Noteholders, the Underwriters, the Initial Purchasers and the Operating Advisor the following materials, in each case to the extent that such materials or the information on which they are based have been received by the Master Servicer with respect to the Mortgage Loans that the Master Servicer is servicing:

(i)   Within 30 days after receipt of any quarterly operating statement, if any, commencing within 30 days of receipt of such quarterly operating statement for the quarter ending [_____], 20[__], with respect to each Mortgage Loan (other than any Non-Serviced Mortgage Loan), Specially Serviced Loan and Serviced REO Loan (to the extent prepared by and received from the Special Servicer (in written format or in electronic media) in the case of any Specially Serviced Loan or Serviced REO Loan), a CREFC® Operating Statement Analysis Report for the related Mortgaged Property or Serviced REO Property as of the end of the preceding calendar quarter, together with copies of the related operating statements and rent rolls (but only to the extent the related Borrower is required by the Mortgage to deliver, or otherwise agrees to provide such information and, with respect to operating statements and rent rolls for Specially Serviced Loans and REO Properties, only to the extent received by the Special Servicer); provided that, to the extent the annual CREFC® Operating Statement Analysis Report is delivered as described under clause (b) below, then such delivery shall satisfy the requirement under this clause (a) to deliver a quarterly CREFC® Operating Statement Analysis Report for the quarter ending [_____] of each year, commencing in 20[__]. The Master Servicer (or the Special Servicer in the case of Specially Serviced Loans and Serviced REO Properties) shall use commercially reasonable efforts to obtain said quarterly and other periodic operating statements and related rent rolls, which efforts shall include a letter sent to the related Borrower (except with respect to any Non-Serviced Mortgage Loan) (followed up with telephone calls), requesting such quarterly and other periodic operating statements and related rent rolls until they are received to the extent such action is consistent with applicable law and the terms of the related Loan Documents; provided, however, that any analysis or update with respect to the first calendar quarter of each year shall not be required to the extent such analysis or update is not required to be provided under the then current applicable CREFC® guidelines.

(ii)   At least annually, on or before June 30 of each year, beginning with June 30, 20[__], with respect to each Mortgage Loan (other than a Non-Serviced Mortgage Loan), Specially Serviced Loan and Serviced REO Loan (to the extent prepared by and received from the Special Servicer (in written format or in electronic media) in the

case of any Specially Serviced Loan or Serviced REO Loan), a CREFC® Operating Statement Analysis Report for the related Mortgaged Property or Serviced REO Property as of the end of the preceding calendar year (initially, year-end 20[__]), together with copies of the related operating statements and related rent rolls (but only to the extent the related Borrower is required by the Mortgage to deliver, or otherwise agrees to provide such information and, with respect to operating statements and related rent rolls for Specially Serviced Loans and REO Properties, only to the extent received by the Special Servicer) for the current trailing 12 months, if available, or year-to-date, provided, however, that with respect to any obligation of the Master Servicer or Special Servicer, as applicable, to provide a year end analysis or update, such analysis or update shall not be required to the extent such analysis or update is not required to be provided under the then current applicable CREFC® guidelines. The Master Servicer (or the Special Servicer in the case of Specially Serviced Loans and Serviced REO Properties) shall use commercially reasonable efforts to obtain said annual and other periodic operating statements and related rent rolls, which efforts shall include a letter sent to the related Borrower (except with respect to any Non-Serviced Mortgage Loan) (followed up with telephone calls), requesting such annual and other periodic operating statements and related rent rolls until they are received to the extent such action is consistent with applicable law and the terms of the related Loan Documents. Upon receipt of such annual and other periodic operating statements (including year-to-date statements) and related rent rolls and the Master Servicer shall promptly update the CREFC® Operating Statement Analysis Report.

(iii)   Within 30 days after receipt by the Master Servicer (or receipt by the Special Servicer in the case of a Specially Serviced Loan or Serviced REO Property) of any annual year-end operating statements and related rent rolls with respect to any Mortgaged Property (except with respect to any Non-Serviced Mortgage Loan) or Serviced REO Property (to the extent prepared by and received from the Special Servicer in the case of any Specially Serviced Loan or Serviced REO Property), commencing within 30 days, of receipt of such statements for year-end 20[__], a CREFC® NOI Adjustment Worksheet for such Mortgaged Property (with the annual year-end operating statements attached thereto as an exhibit). The Master Servicer will use the "Normalized" column from the CREFC® NOI Adjustment Worksheet to update the full year-end data on any CREFC® Operating Statement Analysis Report and will use any operating statements received with respect to any Mortgaged Property (other than any Mortgaged Property which is a Serviced REO Property or constitutes security for a Specially Serviced Loan or a Non-Serviced Mortgage Loan) to update the CREFC® Operating Statement Analysis Report for such Mortgaged Property.

The Special Servicer, in the case of any Specially Serviced Loan, and the Master Servicer, in the case of any non-Specially Serviced Loan shall make reasonable efforts to collect promptly and review from each related Borrower quarterly and annual operating statements, financial statements, budgets and rent rolls of the related Mortgaged Property, and the quarterly and annual financial statements of such Borrower, whether or not delivery of such items is required pursuant to the terms of the related Mortgage Loan documents and any other reports or documents required to be delivered under the terms of the Mortgage Loans (and each Serviced

Companion Loan), if delivery of such items is required pursuant to the terms of the related Mortgage Loan (and each Serviced Companion Loan) documents.

Except with respect to a request received through the Rating Agency Q&A Forum and Document Request Tool, upon request for receipt of any such items from any Rating Agency, the Master Servicer shall forward such items to the 17g-5 Information Provider (who shall promptly post such items to the 17g-5 Information Provider's Website pursuant to Section 3.14(d) of this Agreement).

The Master Servicer shall maintain one CREFC® Operating Statement Analysis Report for each Mortgaged Property (and shall not be required to maintain any such report for a Mortgaged Property securing a Non-Serviced Mortgage Loan) and Serviced REO Property (to the extent prepared by and received from the Special Servicer in the case of any Serviced REO Property or any Mortgaged Property constituting security for a Specially Serviced Loan) relating to a Mortgage Loan that it is servicing. The CREFC® Operating Statement Analysis Report for each Mortgaged Property (other than any such Mortgaged Property that secures a Non-Serviced Mortgage Loan or that is a Serviced REO Property or constitutes security for a Specially Serviced Loan) is to be updated with trailing 12-month information, as available, or year-to-date information until 12-month trailing information (commencing with the quarter ending [_____], 20[__]) is available by the Master Servicer and such updated report shall be delivered to the Trustee, the Certificate Administrator, the Operating Advisor, the Directing Certificateholder and any related Serviced Companion Loan Noteholder in the calendar month following receipt by the Master Servicer of such updated trailing or year-to-date operating statements and related rent rolls for such Mortgaged Property.

The Special Servicer shall pursuant to Section 3.13(h) of this Agreement, deliver to the Master Servicer the information required of it pursuant to this Section 3.13(d) with respect to Specially Serviced Loans and Serviced REO Loans.

(e)   In connection with their servicing of the Mortgage Loans (other than any Non-Serviced Mortgage Loan) and Serviced REO Properties, the Master Servicer and the Special Servicer, as applicable, shall provide to each other and to the Trustee and the Certificate Administrator, written notice of any event that comes to their knowledge with respect to a Mortgage Loan or Serviced REO Property that the Master Servicer or the Special Servicer, respectively, determines, in accordance with the Servicing Standard, would have a material adverse effect on such Mortgage Loan or Serviced REO Property, which notice shall include an explanation as to the reason for such material adverse effect.

(f)   The Master Servicer or the Special Servicer, as applicable, shall make available to the Controlling Class Representative and the Loan Specific Directing Certificateholder (only with respect to the AB Whole Loan for so long as no Loan Specific Control Appraisal Event exists) copies of all rent rolls, operating statements and financial statements actually provided by each Borrower, including any monthly or quarterly statements or rent rolls, within 15 Business Days of receipt.

(g)   On or before 2:00 p.m. Central Time on each Determination Date, the Special Servicer shall deliver, or cause to be delivered, to the Master Servicer and, upon the request of any of the Trustee, the Certificate Administrator, the Operating Advisor, the

Depositor, the Controlling Class Representative or any Rating Agency, to such requesting party, the CREFC® Special Servicer Loan File with respect to the Specially Serviced Loans (and, if applicable, the related Serviced REO Properties), providing the required information as of the Determination Date (or, upon the reasonable request of any Master Servicer, data files in a form acceptable to the Master Servicer), which CREFC® Special Servicer Loan File shall include data, to enable the Master Servicer to produce the CREFC® Supplemental Servicer Reports. Such reports or data shall be presented in writing and in an electronic format acceptable to the Master Servicer.

(h)   The Special Servicer shall deliver or cause to be delivered to the Master Servicer and, upon the request of any of the Trustee, the Certificate Administrator, the Operating Advisor, the Depositor, the Controlling Class or any Rating Agency, to such requesting party, without charge, the following materials for Specially Serviced Loans or Serviced REO Properties, as applicable, in each case to the extent that such materials or the information on which they are based have been received by the Special Servicer:

(i)   At least annually, on or before June 1 of each year, commencing in 20[__], with respect to each Specially Serviced Loan and Serviced REO Loan, a CREFC® Operating Statement Analysis Report for the related Mortgaged Property or Serviced REO Property as of the end of the preceding calendar year (initially year-end December 31, 20[__]) together with copies of the operating statements and related rent rolls for the related Mortgaged Property or Serviced REO Property as of the end of the preceding calendar year (but only to the extent the related Borrower is required by the Mortgage to deliver, or otherwise agrees to provide, such information and, with respect to operating statements and related rent rolls for Specially Serviced Loans and Serviced REO Properties, only to the extent requested by the Special Servicer) and for the current trailing 12 months, if available, or year-to-date. The Special Servicer shall use its reasonable efforts to obtain said annual and other periodic operating statements and related rent rolls with respect to each Mortgaged Property constituting security for a Specially Serviced Loan and each Serviced REO Property.

(ii)   Within 45 days of receipt by the Special Servicer of any annual operating statements with respect to any Mortgaged Property relating to a Specially Serviced Loan or Serviced REO Property, a CREFC® NOI Adjustment Worksheet for such Mortgaged Property or Serviced REO Property (with the annual operating statements attached thereto as an exhibit); provided, that, with the consent of the Master Servicer, the Special Servicer may instead provide data files in a form acceptable to the Master Servicer. The Special Servicer will use the "Normalized" column from the CREFC® NOI Adjustment Worksheet to update the full year-end data on any CREFC® Operating Statement Analysis Report and will use any operating statements received with respect to any Mortgaged Property relating to a Specially Serviced Loan or Serviced REO Property to update the CREFC® Operating Statement Analysis Report for such Mortgaged Property.

Except with respect to a request received through the Rating Agency Q&A Forum and Document Request Tool, upon request for receipt of any such items from any Rating Agency, the Special Servicer shall forward such items to the 17g-5 Information Provider (who shall promptly post such items to the 17g-5 Information Provider's Website pursuant to Section 3.14(d) of this Agreement).

The Special Servicer shall maintain one CREFC® Operating Statement Analysis Report for each Mortgaged Property securing a Specially Serviced Loan and each Serviced REO Property. The CREFC® Operating Statement Analysis Report for each Mortgaged Property securing a Specially Serviced Loan and each Serviced REO Property is to be updated by the Special Servicer and such updated report delivered to the Master Servicer within 45 days after receipt by the Special Servicer of updated operating statements for each such Mortgaged Property; provided, that, the Special Servicer may instead provide data files in an electronic form acceptable to the Special Servicer. The Special Servicer shall provide each such report to the Master Servicer in the then applicable CREFC® format.

(i)   If the Master Servicer or the Special Servicer, as applicable, is required to deliver any statement, report or information under any provision of this Agreement (including Section 3.14), the Master Servicer or the Special Servicer, as the case may be, may satisfy such obligation by (x) delivering such statement, report or information in a commonly used electronic format or (y) making such statement, report or information available on the Master Servicer's website, unless this Agreement expressly specifies a particular method of delivery or such statement, report or information must be filed with the Commission as contemplated in Article X; provided that all reports required to be delivered to the Certificate Administrator shall be delivered in accordance with clause (x).

(j)   The Master Servicer may, but is not required to, make any of the reports or files it delivers pursuant to this Section 3.13 available each month on the Master Servicer's website only with the use of a password, in which case the Master Servicer shall provide such password to (i) the other parties to this Agreement, who by their acceptance of such password shall be deemed to have agreed not to disclose such password to any other Person and (ii) each Certificateholder and prospective Certificateholder who requests such password, and has delivered an Investor Certification to the Trustee, the Certificate Administrator and the Master Servicer. In connection with providing access to the Master Servicer's website, the Master Servicer may require registration and the acceptance of a disclaimer and otherwise (subject to the preceding sentence) adopt reasonable rules and procedures, which may include, to the extent the Master Servicer deems necessary or appropriate, conditioning access on execution of an agreement governing the availability, use and disclosure of such information, and which may provide indemnification to the Master Servicer for any liability or damage that may arise therefrom.

(k)   With respect to each Collection Period, the Special Servicer shall deliver or cause to be delivered to the Master Servicer within one Business Day following the Determination Date and the Master Servicer shall, to the extent it has received, deliver to the Certificate Administrator, without charge and on the same day as the Master Servicer is required to deliver the CREFC® Investor Reporting Package, an electronic report which may include html, word or excel compatible format, clean and searchable pdf. format or such other format as mutually agreeable between the Certificate Administrator and the Special Servicer (or Master Servicer on its behalf) that discloses and contains an itemized listing of any Disclosable Special Servicer Fees received by the Special Servicer or any of its Affiliates during the related Collection Period; provided that no report regarding Disclosable Special Servicer Fees shall be required to be delivered if there are no Disclosable Special Servicer Fees for the related Collection Period.

Section 3.14 <u>Access to Certain Documentation</u>. (a) The Master Servicer and Special Servicer, as applicable, shall provide to any Certificateholders and any Serviced Companion Loan Noteholders (and any registered holder or beneficial owner of Serviced Companion Loan Securities) that are federally insured financial institutions, the Operating Advisor (but only if a Control Termination Event has occurred and is continuing), the Directing Certificateholder (but only if no Consultation Termination Event has occurred), the Federal Reserve Board, the FDIC and the OTS and the supervisory agents and examiners of such boards and such corporations, and any other federal or state banking or insurance regulatory authority that may exercise authority over any Certificateholder or Serviced Companion Loan Noteholder (or any registered holder or beneficial owner of Serviced Companion Loan Securities) is subject, access to the documentation regarding the Mortgage Loans or the Whole Loans, as applicable, that it is servicing required by applicable regulations of the Federal Reserve Board, FDIC, OTS or any such federal or state banking or regulatory authority, such access being afforded without charge but only upon reasonable written request and during normal business hours at the offices of the Master Servicer or Special Servicer, as applicable. At the election of the Master Servicer, the Special Servicer or the Certificate Administrator, such access may be afforded to such Person identified above by the delivery of copies of information as requested by such Person and the Master Servicer, the Special Servicer or the Certificate Administrator shall be permitted to require payment (other than from the Directing Certificateholder and the Trustee and the Certificate Administrator on its own behalf or on behalf of the Certificateholders, as applicable) of a sum sufficient to cover the reasonable out-of-pocket costs incurred by it in making such copies. Such access shall (except as described in the preceding sentence) be afforded without charge but only upon reasonable prior written request and during normal business hours at the offices of the Certificate Administrator or the Custodian. In addition, upon reasonable prior written notice to the Master Servicer or the Special Servicer, as the case may be, the Trustee, the Certificate Administrator, the Operating Advisor (but only if a Control Termination Event has occurred and is continuing), the Depositor or their accountants or other representatives shall have reasonable access to review the documents, correspondence and records in the possession of the Master Servicer or the Special Servicer, as the case may be, as they relate to a Mortgaged Property and any Serviced REO Property during normal business hours at the offices of the Master Servicer or the Special Servicer, as the case may be. Nothing in this <u>Section 3.14</u> shall detract from the obligation of the Master Servicer and Special Servicer to observe any applicable law prohibiting disclosure of information with respect to the Borrowers, and the failure of the Master Servicer and Special Servicer to provide access as provided in this <u>Section 3.14</u> as a result of such obligation shall not constitute a breach of this <u>Section 3.14</u>.

(b)   In connection with providing or granting any information or access pursuant to the prior paragraph to a Certificateholder, Serviced Companion Loan Noteholder (or any registered holder or beneficial owner of Serviced Companion Loan Securities) or any regulatory authority that may exercise authority over a Certificateholder or Serviced Companion Loan Noteholder (or any registered holder or beneficial owner of Serviced Companion Loan Securities), the Master Servicer and the Special Servicer may each require payment from such Certificateholder or Serviced Companion Loan Noteholder (or registered holder or beneficial owner of Serviced Companion Loan Securities) (to the extent permitted in the related Intercreditor Agreement) of a sum sufficient to cover the reasonable costs and expenses of providing such information or access, including copy charges and reasonable fees for employee time and for space; <u>provided</u> that no charge may be made if such information or access was

required to be given or made available under applicable law. In connection with providing Certificateholders or Serviced Companion Loan Noteholders (or any registered holder or beneficial owner of Serviced Companion Loan Securities) access to the information described in the preceding paragraph the Master Servicer and the Special Servicer, as applicable, may require (prior to affording such access) a written confirmation executed by the requesting Person substantially in such form as may be reasonably acceptable to the Master Servicer or the Special Servicer, as the case may be, generally to the effect that such Person is a Holder of Certificates or a beneficial holder of Book-Entry Certificates or Serviced Companion Loan Securities (or any registered holder or beneficial owner of Serviced Companion Loan Securities) or a regulator or governmental body and will keep such information confidential.

(c)   Upon the reasonable request of any Certificateholder identified to the Master Servicer to the Master Servicer's reasonable satisfaction (or, with respect to any Serviced Companion Loan, the request of any Serviced Companion Loan Noteholder, registered holder or beneficial owner of Serviced Companion Loan Securities), the Master Servicer may provide (or forward electronically) (at the expense of such Certificateholder, Serviced Companion Loan Noteholder or registered holder or beneficial owner of Serviced Companion Loan Securities) copies of any appraisals, operating statements, rent rolls and financial statements obtained by the Master Servicer or the Special Servicer; provided that, in connection therewith, the Master Servicer may require a written confirmation executed by the requesting Person substantially in such form as may be reasonably acceptable to the Master Servicer or Special Servicer, generally to the effect that such Person is a Holder of Certificates or Serviced Companion Loan Securities (or any registered holder or beneficial owner of Serviced Companion Loan Securities) or a beneficial holder of Book-Entry Certificates or a regulator or a governmental body and will keep such information confidential and will use such information only for the purpose of analyzing asset performance and evaluating any continuing rights the Certificateholder may have under this Agreement.

(d)   The 17g-5 Information Provider shall make available solely to the Depositor and to any NRSRO that delivers an NRSRO Certification to the 17g-5 Information Provider the following items to the extent such items are delivered to it via electronic mail at *[EMAIL ADDRESS]* (or such other address as the 17g-5 Information Provider shall specify by written notice to the other parties hereto) in an electronic format readable and uploadable (that is not locked or corrupted) on the 17g-5 Information Provider's system, specifically with a subject reference of "[NAME OF ISSUING ENTITY]" and an identification of the type of information being provided in the body of such electronic mail; or via any alternative electronic mail address following notice to the parties hereto or any other delivery method established or approved by the 17g-5 Information Provider if or as may be necessary or beneficial (provided, if such information is not in electronic format readable and uploadable (that is not locked or corrupted), then the 17g-5 Information Provider shall immediately notify the applicable delivering party thereof, whereupon such party shall promptly deliver the subject information in such format):

(i)   any waivers delivered to the 17g-5 Information Provider pursuant to Section 3.09 of this Agreement;

(ii)   any Officer's Certificate supporting any determination that any Advance was (or, if made, would be) a Nonrecoverable Advance delivered to the 17g-5 Information

Provider pursuant to Section 3.21(d) or Section 4.07(c) of this Agreement and notice of determination not to refrain from reimbursement of all Nonrecoverable Advances;

(iii) any Asset Status Report delivered by the Special Servicer pursuant to Section 3.23(e) of this Agreement;

(iv) any environmental reports delivered by the Special Servicer pursuant to Section 3.10(g) of this Agreement;

(v) any annual statements as to compliance and related Officer's Certificates delivered pursuant to Section 10.11 and Section 10.12 of this Agreement;

(vi) any annual independent public accountants' attestation reports delivered pursuant to Section 10.13 of this Agreement;

(vii) any Appraisals delivered to the 17g-5 Information Provider pursuant to Section 3.10 of this Agreement;

(viii) any notice to the Rating Agencies relating to the Special Servicer's determination to take action without receiving a Rating Agency Confirmation from any Rating Agency as set forth in the definition of "Rating Agency Confirmation" pursuant to Section 3.30 of this Agreement;

(ix) copies of any questions or requests submitted by the Rating Agencies directed toward the Master Servicer, Special Servicer, Certificate Administrator or Trustee;

(x) any requests for a Rating Agency Confirmation that are delivered to the 17g-5 Information Provider pursuant to Section 3.30 of this Agreement;

(xi) any notice of resignation of the Trustee or Certificate Administrator and any notice of the acceptance of appointment by the successor Trustee or successor Certificate Administrator pursuant to Section 8.07 or Section 8.08 of this Agreement;

(xii) any notice of resignation or assignment of the rights of the Master Servicer or the Special Servicer pursuant to Section 6.04 of this Agreement;

(xiii) any notice of Servicer Termination Event or termination of the Master Servicer or the Special Servicer delivered pursuant to Section 7.03 of this Agreement;

(xiv) any notice of the merger or consolidation of the Certificate Administrator or the Trustee pursuant to Section 8.09 of this Agreement;

(xv) any notice of the merger or consolidation of the Master Servicer, the Special Servicer, the Operating Advisor or the Asset Representations Reviewer pursuant to Section 6.02 of this Agreement;

(xvi) any notice of any amendment that modifies the procedures herein relating to Exchange Act Rule 17g-5 pursuant to Section 12.08 of this Agreement;

(xvii)   any notice or other information provided by the Master Servicer pursuant to Section 12.07 of this Agreement;

(xviii)   any summary of oral communication with the Rating Agencies delivered to the 17g-5 Information Provider pursuant to Section 3.14(f) of this Agreement; provided that the summary of such oral communication shall not attribute which Rating Agency the communication was with;

(xix)   the Rating Agency Q&A Forum and Document Request Tool; and

(xx)   such information as is delivered to the 17g-5 Information Provider by the Depositor in mutually agreeable electronic format within fifteen (15) days of the Closing Date.

The foregoing information shall be made available by the 17g-5 Information Provider on the 17g-5 Information Provider's Website (a link to which shall be provided on the Depositor's website at *[_____]* or such other website as the Depositor may notify the parties hereto in writing). Information will be posted on the same Business Day of receipt provided that such information is received by 12:00 p.m. (eastern time) or, if received after 12:00 p.m., on the next Business Day. The 17g-5 Information Provider shall have no obligation or duty to verify, confirm or otherwise determine whether the information being delivered is accurate, complete, conforms to the transaction, or otherwise is or is not anything other than what it purports to be or whether such information (other than (solely with respect to the 17g-5 Information Provider's obligation to post such information) the information set forth in clauses (i) through (xix) above) is required to be posted on the 17g-5 Information Provider's Website pursuant to this Agreement or Rule 17g-5. If any information is delivered or posted in error, the 17g-5 Information Provider may remove it from the 17g-5 Information Provider's Website. The Certificate Administrator and the 17g-5 Information Provider have not obtained and shall not be deemed to have obtained actual knowledge of any information only by receipt and posting to the 17g-5 Information Provider's Website. Access will be provided by the 17g-5 Information Provider to the Rating Agencies, and to the NRSROs upon receipt of an NRSRO Certification in the form of Exhibit Z hereto (which certification may be submitted electronically via the 17g-5 Information Provider's Website). Questions regarding delivery of information to the 17g-5 Information Provider may be directed to *[EMAIL ADDRESS]* (or such other address as the 17g-5 Information Provider shall specify by written notice to the other parties hereto).

Upon request of the Depositor or the Rating Agencies (through the Rating Agency Q&A Forum and Document Request Tool) or if otherwise required under this Agreement, the 17g-5 Information Provider shall post on the 17g-5 Information Provider's Website any additional information requested by the Depositor (including any pre-closing material from the Depositor's Rule 17g-5 website) or the Rating Agencies or if otherwise required under this Agreement to the extent such information is delivered to the 17g-5 Information Provider electronically in accordance with this Section 3.14 of this Agreement. In no event shall any party to this Agreement disclose on the 17g-5 Information Provider's Website which Rating Agency requested such additional information.

The 17g-5 Information Provider shall provide a mechanism to notify each NRSRO each time a document is posted to the 17g-5 Information Provider's Website.

The 17g-5 Information Provider shall make available, only to NRSROs, the Rating Agency Q&A Forum and Document Request Tool. The "Rating Agency Q&A Forum and Document Request Tool" shall be a service available on the 17g-5 Information Provider's Website, where Rating Agencies and NRSROs may (i) submit Inquiries to the Certificate Administrator relating to the Distribution Date Statement, submit Inquiries to the Master Servicer or the Special Servicer, as applicable, relating to the reports being made available pursuant to this Section 4.02(d), the Mortgage Loans (other than a Non-Serviced Mortgage Loan) or the Mortgaged Properties or submit inquiries to the Operating Advisor relating to the Operating Advisor Annual Reports or actions by the Master Servicer or the Special Servicer as to which the Operating Advisor has consultation rights pursuant to Section 3.31, whether or not referenced in such Operating Advisor Annual Report, (ii) view Inquiries that have been previously submitted and answered, together with the answers thereto and (iii) submit requests for loan-level reports and information. Upon receipt of an Inquiry for the Certificate Administrator, the Operating Advisor, the Master Servicer or the Special Servicer, the 17g-5 Information Provider shall forward the Inquiry to the Certificate Administrator, Operating Advisor, the Master Servicer or the Special Servicer, as applicable, and in the case of an inquiry relating to any Non-Serviced Mortgage Loan, to the applicable party under the related Other Pooling and Servicing Agreement, in each case within a commercially reasonable period following receipt thereof. Following receipt of an Inquiry or request relating to the subject matters described in clauses (i) or (iii) above, the Certificate Administrator, the Operating Advisor, the Master Servicer or the Special Servicer, as applicable, unless it determines not to answer such Inquiry as provided below, shall reply to the Inquiry, which reply of the Certificate Administrator, the Operating Advisor, Master Servicer or Special Servicer shall be by email to the 17g-5 Information Provider. The 17g-5 Information Provider shall post (within a commercially reasonable period following preparation or receipt of such answer, as the case may be) such Inquiry and the related answer (or reports, as applicable) to the 17g-5 Information Provider's Website. Any report posted by the 17g-5 Information Provider in response to a request may be posted on a page accessible by a link on the 17g-5 Information Provider's Website. If the Certificate Administrator, the Operating Advisor, the Master Servicer or the Special Servicer determines, in its respective sole discretion, that (i) the question is beyond the scope outlined above, (ii) answering any Inquiry would not be in the best interests of the Trust and/or the Certificateholders or would be in violation of applicable law, the Servicing Standard, this Agreement or the applicable Loan Documents, (iii) answering any Inquiry would or is reasonably expected to result in a waiver of an attorney-client privilege or the disclosure of attorney work product or answering such inquiry is otherwise not advisable or (iv) (A) answering any Inquiry would materially increase the duties of, or result in significant additional cost or expense to, the Certificate Administrator, the Operating Advisor, the Master Servicer or the Special Servicer, as applicable, and (B) the Certificate Administrator, the Operating Advisor, the Master Servicer or the Special Servicer, as applicable, determines in accordance with the Servicing Standard (or in good faith, in the case of the Certificate Administrator or the Operating Advisor) that the performance of such duties or the payment of such costs and expenses is beyond the scope of its duties in its capacity as Certificate Administrator, Operating Advisor, Master Servicer or Special Servicer, as applicable, under this Agreement, it shall not be required to answer such Inquiry and, in the case of the Certificate Administrator, the Operating Advisor, the Master Servicer or the Special Servicer, shall promptly notify the 17g-5 Information Provider, and the 17g-5 Information Provider shall post such Inquiry on the Rating Agency Q&A Forum and Document Request Tool together with a statement that such Inquiry was not

answered. Answers posted on the Rating Agency Q&A Forum and Document Request Tool will be attributable only to the respondent, and shall not be deemed to be answers from any of the Depositor, the Underwriters, the Initial Purchasers, the Master Servicer, the Special Servicer, the Operating Advisor, the Certificate Administrator or the Trustee or any of their respective Affiliates and no such party shall have any responsibility or liability for the content of any such information. The 17g-5 Information Provider shall not be required to post to the 17g-5 Information Provider's Website any Inquiry or answer thereto that the 17g-5 Information Provider determines, in its sole discretion, is administrative or ministerial in nature. The Rating Agency Q&A Forum and Document Request Tool will not reflect questions, answers and other communications between the 17g-5 Information Provider and any Person which are not submitted via the 17g-5 Information Provider's Website.

In connection with providing access to the Certificate Administrator's Website and the 17g-5 Information Provider's Website, the Certificate Administrator and/or the 17g-5 Information Provider may require registration and the acceptance of a disclaimer. The Certificate Administrator and the 17g-5 Information Provider, as the case may be, shall not be liable for the dissemination of information in accordance with the terms of this Agreement, make no representations or warranties as to the accuracy or completeness of such information being made available, and assume no responsibility for such information; provided that it is acknowledged and agreed that the 17g-5 Information Provider shall not be charged with knowledge of any of the contents of such information solely by virtue of its compliance with its obligations to post such information to the 17g-5 Information Provider's Website. The 17g-5 Information Provider shall not be liable for its failure to make any information available to the NRSROs unless such information was delivered to the 17g-5 Information Provider at the email address set forth herein in an electronic format readable and uploadable (that is not locked or corrupted) on the 17g-5 Information Provider's system, with a subject heading of "[NAME OF ISSUING ENTITY]" and sufficient detail to indicate that such information is required to be posted on the 17g-5 Information Provider's Website; provided, if such information is not in electronic format readable and uploadable (that is not locked or corrupted), then the 17g-5 Information Provider shall immediately notify the applicable delivering party thereof, whereupon such party shall promptly deliver the subject information in such format.

The 17g-5 Information Provider shall not be responsible or have any liability for any act, omission or delay attributable to the failure of any other party to this Agreement to timely deliver information to be posted on the 17g-5 Information Provider's Website or for any errors or defects in the information supplied by any such party.

The 17g-5 Information Provider's obligations in respect of Rule 17g-5 or any other law or regulation related thereto shall be limited to the specific obligations contained in this Agreement and the 17g-5 Information Provider makes no representations or warranties as to the compliance of the Depositor with Rule 17g-5 or any other law or regulation related thereto.

With respect to each Non-Serviced Mortgage Loan, each of the Master Servicer, the Special Servicer, the Certificate Administrator and the Trustee shall provide to the 17g-5 Information Provider for posting on the 17g-5 Information Provider's Website, promptly upon receipt from a Non-Serviced Mortgage Loan Service Provider, all reports, statements, documents, notices and other information it receives in respect of such Non-Serviced Mortgage Loan that such party would otherwise have been required to be submitted to the 17g-5

Information Provider under this Agreement for posting had such Non-Serviced Mortgage Loan been a Serviced Mortgage Loan. The 17g-5 Information Provider shall post on the 17g-5 Information Provider's Website all such information it receives in accordance with this Agreement.

(e)   Each of the Master Servicer and the Special Servicer may, in accordance with such reasonable rules and procedures as it may adopt, also deliver, produce or otherwise make available through its website or otherwise, any additional information identified in Section 3.14(d) of this Agreement relating to the Mortgage Loans or Whole Loans, the Mortgaged Properties or the related Borrowers, for review by the Depositor, the Underwriters, the Initial Purchasers and any other Persons who deliver an Investor Certification in accordance with this Section 3.14, the related Serviced Companion Loan Noteholder (if any), the Directing Certificateholder and the Rating Agencies (collectively, the "Disclosure Parties") (only to the extent such additional information is simultaneously or previously delivered to the 17g-5 Information Provider in accordance with the provisions of Section 3.14(d) of this Agreement, who shall post such additional information on the 17g-5 Information Provider's Website in accordance with the provisions of Section 3.14(d) of this Agreement), in each case, except to the extent doing so is prohibited by this Agreement, applicable law or by the related Loan Documents. Each of the Master Servicer and the Special Servicer shall be entitled to (i) indicate the source of such information and affix thereto any disclaimer it deems appropriate in its discretion and/or (ii) require that the recipient of such information (A) except for the Depositor, enter into an Investor Certification or other confidentiality agreement acceptable to the Master Servicer or the Special Servicer, as the case may be, and (B) acknowledge that the Master Servicer or the Special Servicer may contemporaneously provide such information to any other Disclosure Party. In addition, to the extent access to such information is provided via the Master Servicer's or the Special Servicer's website, the Master Servicer and the Special Servicer may require registration and the acceptance of a reasonable and customary disclaimer and/or an additional or alternative agreement as to the confidential nature of such information. In connection with providing access to or copies of the information described in this Section 3.14(e) to current or prospective Certificateholders the form of confidentiality agreement used by the Master Servicer or the Special Servicer, as applicable, shall be: (i) in the case of a Certificateholder (or a licensed or registered investment advisor acting on behalf of such Certificateholder), an Investor Certification executed by the requesting Person indicating that such Person is a Holder of Certificates and will keep such information confidential (except that such Certificateholder may provide such information (x) to its auditors, legal counsel and regulators and (y) to any other Person that holds or is contemplating the purchase of any Certificate or interest therein (provided that such other Person confirms in writing such ownership interest or prospective ownership interest and agrees to keep such information confidential)); and (ii) in the case of a prospective purchaser of Certificates or interests therein (or a licensed or registered investment advisor acting on behalf of such prospective purchaser), an Investor Certification indicating that such Person is a prospective purchaser of a Certificate or an interest therein and is requesting the information for use in evaluating a possible investment in Certificates and will otherwise keep such information confidential with no further dissemination (except that such Certificateholder may provide such information to its auditors, legal counsel and regulators). In the case of a licensed or registered investment advisor acting on behalf of a current or prospective Certificateholder, the Investor Certification shall be executed and delivered by both the investment advisor and such current or prospective Certificateholder.

Neither the Master Servicer nor the Special Servicer shall be liable for its dissemination of information in accordance with this Agreement or by others in violation of the terms of this Agreement. Neither the Master Servicer nor the Special Servicer shall be responsible or have any liability for the completeness or accuracy of the information delivered, produced or otherwise made available pursuant to this Section 3.14 unless (i) the Master Servicer or Special Servicer, as applicable, is the original source for such information and (ii) such failure to deliver complete and accurate information is by reason of such party's willful misconduct, bad faith, fraud and/or negligence.

In connection with the delivery by the Master Servicer or the Special Servicer, as applicable, to the 17g-5 Information Provider of any information, report, notice or document for posting to the 17g-5 Information Provider's Website, the 17g-5 Information Provider shall notify the Master Servicer or the Special Servicer, as applicable, of when such information, report, notice or document has been posted to the 17g-5 Information Provider's Website. The Master Servicer or the Special Servicer, as applicable, may, but is not obligated to, send such information report, notice or other document to the applicable Rating Agency or Rating Agencies following the earlier of (a) receipt of such notice from the 17g-5 Information Provider and (b) two Business Days following delivery to the 17g-5 Information Provider.

(f)   The Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee shall be permitted (but shall not be required) to orally communicate with the Rating Agencies regarding any Mortgage Loan, Serviced Whole Loan, any Certificateholder, any Serviced Companion Loan Noteholder, any Mortgaged Property or any REO Property; provided that such party summarizes the information provided to the Rating Agencies in such communication and provides the 17g-5 Information Provider and the related Other 17g-5 Information Provider (if any) with such summary in accordance with the procedures set forth in Section 3.14(d) of this Agreement the same day such communication takes place; provided that the summary of such oral communications shall not attribute which Rating Agency the communication was with. The 17g-5 Information Provider shall post such summary on the 17g-5 Information Provider's Website in accordance with the procedures set forth in Section 3.14(d) of this Agreement.

(g)   None of the foregoing restrictions in this Section 3.14 or otherwise in this Agreement shall prohibit or restrict oral or written communications, or providing information, between the Master Servicer, the Operating Advisor, the Asset Representations Reviewer or the Special Servicer, on the one hand, and any Rating Agency or NRSRO, on the other hand, with regard to (i) such Rating Agency's or NRSRO's review of the ratings it assigns to the Master Servicer, the Operating Advisor, the Asset Representations Reviewer or the Special Servicer, as applicable, (ii) such Rating Agency's or NRSRO's approval of the Master Servicer, the Operating Advisor, the Asset Representations Reviewer or the Special Servicer, as applicable, as a commercial mortgage master, special or primary servicer or (iii) such Rating Agency's or NRSRO's evaluation of the Master Servicer's, the Operating Advisor, the Asset Representations Reviewer or the Special Servicer's, as applicable, servicing operations in general; provided, that the Master Servicer, the Operating Advisor, the Asset Representations Reviewer or the Special Servicer, as applicable, shall not provide any information relating to the Certificates or the Mortgage Loans to any Rating Agency or NRSRO in connection with such review and evaluation by such Rating Agency or NRSRO unless (x) Borrower, property and other deal

specific identifiers are redacted; or (y) such information has already been provided to the 17g-5 Information Provider and has been uploaded on to the 17g-5 Information Provider's Website.

(h)   The costs and expenses of compliance with this Section 3.14 by the Depositor, the Master Servicer, the Special Servicer, the Trustee and any other party hereto shall not be Additional Trust Fund Expenses.

Section 3.15   Title and Management of REO Properties and REO Accounts. (a) If title to any Mortgaged Property (other than with respect to a Non-Serviced Mortgage Loan) is acquired for the benefit of Certificateholders (and, in the case of the Serviced Whole Loans, the related Serviced Companion Loan Noteholders) in foreclosure, by deed in lieu of foreclosure or upon abandonment or reclamation from bankruptcy, the deed or certificate of sale shall be taken in the name of the Trust where permitted by applicable law or regulation and consistent with customary servicing procedures, and otherwise in the name of the Trustee, or its nominee (which shall not include the Master Servicer), or a separate Trustee or co-Trustee, on behalf of the Trust Fund (and, in the case of the Serviced Whole Loans, the related Serviced Companion Loan Noteholders). The Special Servicer, on behalf of the Trust Fund (and, in the case of the Serviced Whole Loans, the related Serviced Companion Loan Noteholders), shall dispose of any Serviced REO Property prior to the close of the third calendar year following the year in which the Trust Fund acquires ownership of such Serviced REO Property for purposes of Section 860G(a)(8) of the Code, unless (i) the Special Servicer on behalf of the Lower-Tier REMIC or Loan Specific REMIC, as applicable, has applied for an extension of such period pursuant to Sections 856(e)(3) and 860G(a)(8)(A) of the Code, in which case the Special Servicer shall sell such Serviced REO Property within the applicable extension period or if the Special Servicer has applied for extension as provided in this *clause (i)* but such request has not yet been granted or denied, the additional time specified in such request, or (ii) the Special Servicer seeks and subsequently receives an Opinion of Counsel (which opinion shall be an expense of the Trust Fund and, in the case of a Serviced Whole Loan, such expenses shall be allocated in accordance with the allocation provisions set forth in the related Intercreditor Agreement and, in the case of the AB Whole Loan, such expenses shall be allocated first, to the [LOAN SPECIFIC CLASS] Certificates (and the Class L[___] Interest and the [LOAN SPECIFIC CLASS]-NP Regular Interest) and then, *pro rata* (based on Stated Principal Balance) to the extent such expense remains unpaid, to the AB Mortgage Loan (and the [LOAN SPECIFIC CLASS]-P Regular Interest)), addressed to the Special Servicer, the Certificate Administrator and the Trustee, to the effect that the holding by the Trust Fund of such Serviced REO Property for an additional specified period will not cause such Serviced REO Property to fail to qualify as "foreclosure property" within the meaning of Section 860G(a)(8) of the Code (determined without regard to the exception applicable for purposes of Section 860D(a) of the Code) at any time that any Certificate is outstanding, in which event such period shall be extended by such additional specified period subject to any conditions set forth in such Opinion of Counsel. The Special Servicer, on behalf of the Trust Fund (and, in the case of the Serviced Whole Loans, the related Serviced Companion Loan Noteholders), shall dispose of any Serviced REO Property held by the Trust Fund prior to the last day of such period (taking into account extensions) by which such Serviced REO Property is required to be disposed of pursuant to the provisions of the immediately preceding sentence in a manner provided under Section 3.16 hereof. In the case of the Trust Fund's beneficial interest in any REO Property acquired by the Other Trustee pursuant to an Other Pooling and Servicing Agreement, the Special Servicer shall

coordinate with the Other Special Servicer with respect to any REO extension on behalf of the Trust Fund. The Special Servicer shall manage, conserve, protect and operate each Serviced REO Property for the Certificateholders (and, in the case of the Serviced Whole Loans, the related Serviced Companion Loan Noteholders) solely for the purpose of its prompt disposition and sale in a manner which does not cause such Serviced REO Property to fail to qualify as "foreclosure property" within the meaning of Section 860G(a)(8) of the Code (determined without regard to the exception applicable for purposes of Section 860D(a) of the Code) and such that income from the operation or sale of such property does not result in receipt by the Trust Fund of any income from non-permitted assets as described in Section 860F(a)(2)(B) of the Code with respect to such property.

(b) The Special Servicer shall have full power and authority, subject only to the Servicing Standard and the specific requirements and prohibitions of this Agreement, to do any and all things in connection with any Serviced REO Property as are consistent with the manner in which the Special Servicer manages and operates similar property owned or managed by the Special Servicer or any of its Affiliates, all on such terms and for such period as the Special Servicer deems to be in the best interests of Certificateholders and, in the case of the Serviced Whole Loans, the related Serviced Companion Loan Noteholders and, in connection therewith, the Special Servicer shall agree to the payment of management fees that are consistent with general market standards. Consistent with the foregoing, the Special Servicer shall cause or permit to be earned with respect to such Serviced REO Property any "net income from foreclosure property," within the meaning of Section 860G(c) of the Code, which is subject to tax under the REMIC Provisions, only if it has determined, and has so advised the Trustee and the Certificate Administrator in writing, that the earning of such income on a net after-tax basis could reasonably be expected to result in a greater recovery on behalf of Certificateholders (and, in the case of the Serviced Whole Loans, the related Serviced Companion Loan Noteholders) than an alternative method of operation or rental of such Serviced REO Property that would not be subject to such a tax.

The Special Servicer shall segregate and hold all revenues received by it with respect to any Serviced REO Property separate and apart from its own funds and general assets and shall establish and maintain with respect to any Serviced REO Property a segregated custodial account (each, an "REO Account"), each of which shall be an Eligible Account and shall be entitled "[NAME OF SPECIAL SERVICER], as Special Servicer, on behalf of [NAME OF TRUSTEE], as Trustee, for the benefit of the Holders of [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates and the related Serviced Companion Loan Noteholders REO Account," to be held for the benefit of the Certificateholders and the related Serviced Companion Loan Noteholders. The Special Servicer shall be entitled to withdraw for its account any interest or investment income earned on funds deposited in an REO Account to the extent provided in Section 3.07(b) of this Agreement. The Special Servicer shall deposit or cause to be deposited REO Proceeds in the REO Account or the applicable Serviced Whole Loan REO Account within one Business Day after receipt of such REO Proceeds, and shall withdraw therefrom funds necessary for the proper operation, management and maintenance of such Serviced REO Property and for other Property Protection Expenses with respect to such Serviced REO Property, including:

     (i)   all insurance premiums due and payable in respect of any Serviced REO Property;

     (ii)   all real estate taxes and assessments in respect of any Serviced REO Property that may result in the imposition of a lien thereon;

     (iii)   all costs and expenses reasonable and necessary to protect, maintain, manage, operate, repair and restore any Serviced REO Property including, if applicable, the payments of any ground rents in respect of such Serviced REO Property; and

     (iv)   any taxes imposed on the Loan Specific REMIC or the Lower-Tier REMIC, as applicable, in respect of net income from foreclosure property in accordance with Section 4.05, and with respect to a Serviced Whole Loan (other than the AB Whole Loan), such expenses shall be allocated *pro rata* to the Mortgage Loan and any related Serviced Companion Loans based on each loan's Stated Principal Balance and only to the extent any such Serviced Companion Loan is included in a REMIC and, with respect to the AB Whole Loan, such expenses shall be allocated (subject to the terms of the related Intercreditor Agreement) first, to the [LOAN SPECIFIC CLASS] Certificates (and the Class L[_____] Interest and the [LOAN SPECIFIC CLASS]-NP Regular Interest) and then, pro rata (based on Stated Principal Balance) to the extent such expense remains unpaid, to the AB Mortgage Loan (and the [LOAN SPECIFIC CLASS]-P Regular Interest) and, to the extent any such AB Whole Loan is included in a REMIC, the AB Mortgage Loan.

     To the extent that such REO Proceeds are insufficient for the purposes set forth in clauses (i) through (iii) above, the Master Servicer shall make such Advance unless the Master Servicer or the Special Servicer determines, in accordance with the Servicing Standard, that such Servicing Advance would constitute a Nonrecoverable Advance (provided that with respect to advancing insurance premiums or delinquent tax assessments the Master Servicer shall comply with the provisions of the second to last paragraph in Section 3.21(d) of this Agreement) and if the Master Servicer does not make any such Advance, the Trustee, to the extent the Trustee has

actual knowledge of the Master Servicer's failure to make such Advance, shall make such Advance, unless in each case, the Master Servicer, the Special Servicer or the Trustee, as applicable, determines that such Advance would be a Nonrecoverable Advance. The Trustee shall be entitled to rely, conclusively, on any determination by the Special Servicer or the Master Servicer, as applicable, that an Advance, if made, would be a Nonrecoverable Advance. The Trustee, when making an independent determination whether or not a proposed Advance would be a Nonrecoverable Advance, shall use its good faith business judgment. The Master Servicer or the Trustee, as applicable, shall be entitled to reimbursement of such Advances (with interest at the Reimbursement Rate) made pursuant to the preceding sentence, to the extent permitted by Section 3.06 of this Agreement. The Special Servicer shall withdraw from each REO Account or Serviced Whole Loan REO Account, as applicable, and remit to the Master Servicer for deposit into the Collection Account or the applicable Serviced Whole Loan Collection Account, as applicable, on a monthly basis prior to or on the related Due Date the Net REO Proceeds received or collected from each Serviced REO Property, except that in determining the amount of such Net REO Proceeds, the Special Servicer may retain in each REO Account reasonable reserves for repairs, replacements and necessary capital improvements and other related expenses.

Notwithstanding the foregoing, the Special Servicer shall not:

(i)   permit any New Lease to be entered into, renewed or extended, if the New Lease by its terms will give rise to any income that does not constitute Rents from Real Property;

(ii)   permit any amount to be received or accrued under any New Lease, other than amounts that will constitute Rents from Real Property;

(iii)   authorize or permit any construction on any Serviced REO Property, other than the repair or maintenance thereof or the completion of a building or other improvement thereon, and then only if more than ten percent of the construction of such building or other improvement was completed before default on the related Mortgage Loan became imminent, all within the meaning of Section 856(e)(4)(B) of the Code; or

(iv)   Directly Operate or allow any Person to Directly Operate any Serviced REO Property on any date more than 90 days after its date of acquisition by the Trust Fund, unless such Person is an Independent Contractor;

unless, in any such case, the Special Servicer has requested and received an Opinion of Counsel addressed to the Special Servicer, the Certificate Administrator and the Trustee (which opinion shall be an expense of the Trust Fund and, in the case of a Serviced Whole Loan with a Serviced Companion Loan (other than with respect to the AB Whole Loan), such expense shall be allocated in accordance with the allocation provisions of the related Intercreditor Agreement and, with respect to the AB Whole Loan, such expenses shall be allocated (subject to the terms of the related Intercreditor Agreement) first, to the [LOAN SPECIFIC CLASS] Certificates (and the Class L[___] Interest and the [LOAN SPECIFIC CLASS]-NP Regular Interest) and then, *pro rata* (based on Stated Principal Balance) to the extent such expense remains unpaid, to the AB Mortgage Loan (and the [LOAN SPECIFIC CLASS]-P Regular Interest)) to the effect that such action will not cause such Serviced REO Property to fail to qualify as "foreclosure property"

within the meaning of Section 860G(a)(8) of the Code (determined without regard to the exception applicable for purposes of Section 860D(a) of the Code) at any time that it is held by the Trust Fund, in which case the Special Servicer may take such actions as are specified in such Opinion of Counsel.

The Special Servicer shall be required to contract with an Independent Contractor, the fees and expenses of which shall be an expense of the Trust Fund (and, in the case of the Serviced Whole Loans, such expense shall be allocated in accordance with the allocation provisions of the related Intercreditor Agreement) and payable out of REO Proceeds, for the operation and management of any Serviced REO Property, within 90 days of the Trust Fund's acquisition thereof (unless the Special Servicer shall have provided the Trustee and the Certificate Administrator with an Opinion of Counsel that the operation and management of any Serviced REO Property other than through an Independent Contractor shall not cause such Serviced REO Property to fail to qualify as "foreclosure property" within the meaning of Section 860G(a)(8) of the Code) (which opinion shall be an expense of the Trust Fund, and in the case of a Serviced Whole Loan (other than the AB Whole Loan), such expense shall be allocated in accordance with the allocation provisions of the related Intercreditor Agreement) and, with respect to the AB Whole Loan, such expenses shall be allocated (subject to the terms of the related Intercreditor Agreement) first, to the [LOAN SPECIFIC CLASS] Certificates (and the Class L[___] Interest and the [LOAN SPECIFIC CLASS]-NP Regular Interest) and then, *pro rata* (based on Stated Principal Balance) to the extent such expense remains unpaid, to the AB Mortgage Loan (and the [LOAN SPECIFIC CLASS]-P Regular Interest), provided that:

(i)   the terms and conditions of any such contract shall be reasonable and customary for the area and type of property and shall not be inconsistent herewith;

(ii)   any such contract shall require, or shall be administered to require, that the Independent Contractor pay all costs and expenses incurred in connection with the operation and management of such Serviced REO Property, including those listed above, and remit all related revenues (net of such costs and expenses) to the Special Servicer as soon as practicable, but in no event later than 30 days following the receipt thereof by such Independent Contractor;

(iii)   none of the provisions of this Section 3.15(b) relating to any such contract or to actions taken through any such Independent Contractor shall be deemed to relieve the Special Servicer of any of its duties and obligations to the Trust Fund, the Trustee on behalf of the Certificateholders and, in the case of a Serviced Whole Loan, the related Companion Loan Noteholders, with respect to the operation and management of any such Serviced REO Property; and

(iv)   the Special Servicer shall be obligated with respect thereto to the same extent as if it alone were performing all duties and obligations in connection with the operation and management of such Serviced REO Property.

The Special Servicer shall be entitled to enter into any agreement with any Independent Contractor performing services for it related to its duties and obligations hereunder for indemnification of the Special Servicer by such Independent Contractor, and nothing in this Agreement shall be deemed to limit or modify such indemnification.

(c)　　Promptly following any acquisition by the Special Servicer of a Serviced REO Property on behalf of the Trust Fund, the Special Servicer shall notify the Master Servicer thereof, and, upon delivery of such notice, the Special Servicer shall obtain an Updated Valuation thereof, but only if any Updated Valuation with respect thereto is more than 9 months old and the Special Servicer has no actual knowledge of any material adverse change in circumstances that, consistent with the Servicing Standard, would call into question the validity of such Updated Valuation, in order to determine the fair market value of such Serviced REO Property and shall notify the Depositor and the Master Servicer and with respect to a Serviced Whole Loan, the holder of the related Companion Loan, if any, and of the results of such Updated Valuation.　　Any such Updated Appraisal shall be conducted in accordance with Appraisal Institute standards and the cost thereof shall be an expense of the Trust Fund and allocated to the Classes of Sequential Pay Certificates (other than any Exchangeable Certificates) and any Class [PEZ] Regular Interests (and, correspondingly, the Exchangeable Certificates) in the following order, in each case until the Certificate Balance of such Class of Certificates or such Regular Interest is reduced to zero: *first*, to the Class [__] Certificates; *second*, to the Class [__] Certificates; *third*, to the Class [__] Certificates; *fourth*, to the Class [__] Certificates; *fifth*, to the Class [__] Certificates; *sixth*, to the Class [__] Regular Interest (and, correspondingly, the Class [__] Certificates and the Class [PEZ] Component [___], *pro rata* based on their respective Tranche Percentage Interest in the Class [__] Regular Interest); *seventh*, to the Class [__] Regular Interest (and, correspondingly, the Class [__] Certificates and the Class [PEZ] Component [___], *pro rata* based on their respective Tranche Percentage Interests in the Class [__] Regular Interest); *eighth*, to the Class [__] Regular Interest (and correspondingly, the Class [__] Certificates and the Class [PEZ] Component [___], *pro rata* based on their respective Tranche Percentage Interests in the Class [__] Regular Interest); and *then* to Class [__], Class [__], Class [__], Class [__] and Class [__] Certificates, *pro rata* based on their respective Certificate Balances.　　In the case of a Serviced Whole Loan such expenses shall be allocated in accordance with the allocation provisions set forth in the related Intercreditor Agreement.　　The Special Servicer shall obtain a new Updated Valuation or a letter update every 9 months thereafter until the Serviced REO Property is sold.

In the case of the AB Whole Loan, such expenses shall be allocated (subject to the terms of the related Intercreditor Agreement) first, to the [LOAN SPECIFIC CLASS] Certificates (and the Class L[___] Interest and the [LOAN SPECIFIC CLASS]-NP Regular Interest) and then, *pro rata* (based on Stated Principal Balance) to the extent such expense remains unpaid, to the AB Mortgage Loan (and the Class L[___] Interest and the [LOAN SPECIFIC CLASS]-P Regular Interest).

(d)　　In the case of the AB Whole Loan, such expenses shall be allocated first, to the [LOAN SPECIFIC CLASS] Certificates (and corresponding Class L[___] Interest and the [LOAN SPECIFIC CLASS]-NP Regular Interest) and then, to the extent such expense remains unpaid, to the AB Mortgage Loan (and the [LOAN SPECIFIC CLASS]-P Regular Interest).

When and as necessary, the Special Servicer shall send to the Certificate Administrator a statement prepared by the Special Servicer setting forth the amount of net income or net loss, as determined for federal income tax purposes, resulting from the operation and management of a trade or business on, the furnishing or rendering of a non-customary service to the tenants of, or the receipt of any other amount not constituting Rents from Real

Property in respect of, any Serviced REO Property in accordance with <u>Sections 3.15(a)</u> and <u>3.15(b)</u> of this Agreement.

(e)   Upon the disposition of any Serviced REO Property in accordance with this <u>Section 3.15</u>, the Special Servicer shall calculate the Gain-on-Sale Proceeds allocable to a Mortgage Loan or the applicable Serviced Whole Loan, if any, realized in connection with such sale.

Section 3.16   <u>Sale of Specially Serviced Loans and REO Properties</u>. (a) The parties hereto may sell or purchase, or permit the sale or purchase of, a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan only on the terms and subject to the conditions set forth in this <u>Section 3.16</u> or as otherwise expressly provided in or contemplated by <u>Section 2.03(e)</u> and <u>Section 9.01</u> of this Agreement or in an applicable Intercreditor Agreement.

(b)   If the Special Servicer determines in accordance with the Servicing Standard that it would be in the best interests of the Certificateholders and, in the case of a Serviced Whole Loan, the Certificateholders and the related Serviced Companion Loan Noteholders (as a collective whole as if such Certificateholders and, if applicable, Serviced Companion Loan Noteholders constituted a single lender (and with respect to any Serviced Whole Loan with a related Subordinate Companion Loan, taking into account the subordinate nature of such Subordinate Companion Loan and with respect to the AB Whole Loan, taking into account the subordinate nature of the Trust Subordinate Companion Loan) to attempt to sell a Defaulted Mortgage Loan (other than any Non-Serviced Mortgage Loan) and any related Serviced Companion Loan, the Special Servicer shall use reasonable efforts to solicit offers for each such Defaulted Mortgage Loan on behalf of the Certificateholders and, if applicable, the related Serviced Companion Loan Noteholders in such manner as will be reasonably likely to realize a fair price. In the case of a Non-Serviced Mortgage Loan, to the extent that such Non-Serviced Mortgage Loan is not sold together with the related Non-Serviced Companion Loan by the Other Special Servicer for the related Non-Serviced Whole Loan and, if permitted under the related Intercreditor Agreement, the Special Servicer shall sell (with the consent of the Directing Certificateholder prior to the occurrence and continuance of a Control Termination Event) such Non-Serviced Mortgage Loan if it determines in accordance with the Servicing Standard that such action would be in the best interests of the Certificateholders. The Special Servicer shall accept the first cash offer received from any Person that constitutes a fair price for such Defaulted Mortgage Loan. Subject to <u>Section 3.16(k)</u>, if the Special Servicer receives more than one cash offer that constitutes a fair price for such Defaulted Mortgage Loan during the period designated by the Special Servicer for receipt of offers, the Special Servicer shall accept the highest price.

The Special Servicer shall give the Trustee, the Certificate Administrator, the Master Servicer, the Operating Advisor, the Asset Representations Reviewer and the Directing Certificateholder, not less than ten Business Days' prior written notice of its intention to sell any such Defaulted Mortgage Loan, and notwithstanding anything to the contrary herein, neither the Trustee, in its individual capacity, nor any of its Affiliates may make an offer for or purchase any such Defaulted Mortgage Loan pursuant to this Agreement.

(c)   Whether any cash offer constitutes a fair price for such Defaulted Mortgage Loan, as the case may be, shall be determined by the Special Servicer, if the highest offeror is a Person other than an Interested Person, and by the Trustee, if the highest offeror is an Interested Person; provided, that no offer from an Interested Person shall constitute a fair price [unless (i) the offer is equal to or greater than the applicable Purchase Price, (ii) the offer is the highest offer received and (iii) at least two other offers are received from independent third parties; provided, however, that no offer from an Interested Person shall constitute a fair price unless (A) it is the highest offer received and (B) at least two other offers are received from independent third parties]. In determining whether any offer received from an Interested Person represents a fair price for any such Defaulted Mortgage Loan, the Trustee shall be supplied with and shall rely on the most recent Appraisal or Updated Appraisal conducted in accordance with this Agreement within the preceding 9-month period or in the absence of any such Appraisal, on a narrative appraisal prepared by an Independent MAI appraiser selected by (i) the Special Servicer if the Special Servicer or an Affiliate of the Special Servicer is not making an offer with respect to such Defaulted Mortgage Loan, (ii) by the Master Servicer if the Special Servicer is making such an offer unless the Master Servicer and Special Servicer are Affiliates or (iii) the Operating Advisor if the Master Servicer and Special Servicer are Affiliates and the Special Servicer is making an offer. The cost of any such Updated Appraisal or narrative appraisal shall be covered by, and shall be reimbursable as, a Servicing Advance. In addition, the Trustee shall be permitted to retain, at the expense of the related Interested Person, an independent third party to determine such fair price and will be permitted to conclusively rely on the opinion of such third party's determination. Any costs and fees of the Trustee in connection with an offer by an Interested Person and the Trustee's duties therewith shall be reimbursable by such Interested Person.

In determining whether any offer from a Person other than an Interested Person constitutes a fair price for any such Defaulted Mortgage Loan, the Special Servicer shall take into account (in addition to the results of any Appraisal, Updated Appraisal or narrative appraisal that it may have obtained pursuant to this Agreement within the prior 9 months), and in determining whether any offer from an Interested Person constitutes a fair price for any such Defaulted Mortgage Loan, any appraiser shall be instructed to take into account, as applicable, among other factors, the period and amount of the Delinquency on such Defaulted Mortgage Loan, the period and amount of the occupancy level and physical condition of the related Mortgaged Property, the state of the local economy in the area where the Mortgaged Property is located, the expected recovery from such Defaulted Mortgage Loan if the Special Servicer were to pursue a workout strategy, and the time and expense associated with a purchaser's foreclosing on the related Mortgaged Property.

In addition, the Special Servicer shall refer to all other relevant information obtained by it or otherwise contained in the Mortgage File; provided that the Special Servicer shall take account of any change in circumstances regarding the related Mortgaged Property known to the Special Servicer that has occurred subsequent to, and that would, in the Special Servicer's reasonable judgment, materially affect the value of the related Mortgaged Property reflected in the most recent related Appraisal. Furthermore, the Special Servicer may consider available objective third party information obtained from generally available sources, as well as information obtained from vendors providing real estate services to the Special Servicer, concerning the market for distressed real estate loans and the real estate market for the subject

property type in the area where the related Mortgaged Property is located. The Special Servicer may, to the extent it is reasonable to do so in accordance with the Servicing Standard, conclusively rely on any opinions or reports of qualified Independent experts in real estate or commercial mortgage loan matters with at least five years' experience in valuing or investing in loans similar to the subject Specially Serviced Loan, selected with reasonable care by the Special Servicer, in making such determination. All reasonable costs and expenses incurred by the Special Servicer pursuant to this Section 3.16(c) shall constitute, and be reimbursable as, Servicing Advances. The other parties to this Agreement shall cooperate with all reasonable requests for information made by the Special Servicer in order to allow the Special Servicer to perform its duties pursuant to this Section 3.16(c).

The Purchase Price (which, in connection with the administration of a Defaulted Mortgage Loan related to a Serviced Whole Loan, shall be construed and calculated as if the loans in such Serviced Whole Loan together constitute a single Mortgage Loan thereunder) for any such Defaulted Mortgage Loan shall in all cases be deemed a fair price.

(d) Subject to subsection (c) above, the Special Servicer shall act on behalf of the Trustee (for the benefit of the Certificateholders and, in the case of a Serviced Whole Loan, the related Serviced Companion Loan Noteholders) in negotiating and taking any other action necessary or appropriate in connection with the sale of any such Defaulted Mortgage Loan, and the applicable collection of all amounts payable in connection therewith. In connection therewith, the Special Servicer may charge for its own account prospective offerors, and may retain, fees that approximate the Special Servicer's actual costs in the preparation and delivery of information pertaining to such sales or exchanging offers without obligation to deposit such amounts into the REO Account the Collection Account or, in the case of any Serviced Whole Loan, the applicable Serviced Whole Loan Collection Account. Any sale of such Defaulted Mortgage Loan shall be final and without recourse to the Trustee or the Trust Fund (except such recourse to the Trust Fund imposed by those representations and warranties typically given in such transactions, any prorations applied thereto and any customary closing matters), and if such sale is consummated in accordance with the terms of this Agreement, none of the Special Servicer, the Master Servicer, the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer or the Trustee shall have any liability to any Certificateholder or Companion Loan Noteholder with respect to the purchase price therefor accepted by the Special Servicer or the Trustee.

(e) Any sale of such Defaulted Mortgage Loan shall be for cash only.

(f) The parties hereto may sell or purchase, or permit the sale or purchase of, a Serviced REO Property only on the terms and subject to the conditions set forth in this Section 3.16 or as otherwise expressly provided in an applicable Intercreditor Agreement.

(g) The Special Servicer shall use reasonable efforts to solicit offers for each Serviced REO Property on behalf of the Certificateholders and, in the case of a Serviced Whole Loan, the related Serviced Companion Loan Noteholders in such manner as will be reasonably likely to realize a fair price within the time period provided for by Section 3.15(a) of this Agreement. The Special Servicer (with the consent of the Directing Certificateholder) shall accept the first cash offer received from any Person that constitutes a fair price for such Serviced REO Property. Subject to Section 3.16(k), if the Special Servicer receives more than one cash

offer that constitutes a fair price for such Serviced REO Property during the period designated by the Special Servicer for receipt of offers, the Special Servicer shall accept the highest price. If the Special Servicer determines, in its good faith and reasonable judgment, that it will be unable to realize a fair price for any Serviced REO Property within the time constraints imposed by Section 3.15(a) of this Agreement, then the Special Servicer (with the consent of the Directing Certificateholder) shall dispose of such Serviced REO Property upon such terms and conditions as the Special Servicer shall deem necessary and desirable to maximize the recovery thereon under the circumstances and, in connection therewith, shall accept the highest outstanding cash offer, regardless of from whom received.

The Special Servicer shall give the Trustee, the Certificate Administrator, the Master Servicer, the Operating Advisor, the Asset Representations Reviewer and the Directing Certificateholder, not less than ten Business Days' prior written notice of its intention to sell any Serviced REO Property, and notwithstanding anything to the contrary herein, neither the Trustee, in its individual capacity, nor any of its Affiliates may make an offer for or purchase any Serviced REO Property pursuant to this Agreement.

(h)   Whether any cash offer constitutes a fair price for any Serviced REO Property, as the case may be, shall be determined by the Special Servicer, if the highest offeror is a Person other than an Interested Person, and by the Trustee, if the highest offeror is an Interested Person; provided, that no offer from an Interested Person shall constitute a fair price unless it is the highest offer received. In determining whether any offer received from an Interested Person represents a fair price for any such Serviced REO Property, the Trustee shall be supplied with and shall rely on the most recent appraisal or Updated Appraisal conducted in accordance with this Agreement within the preceding 9-month period or in the absence of any such appraisal, on a narrative appraisal prepared by an Independent MAI appraiser selected by the Special Servicer if the Special Servicer or an Affiliate of the Special Servicer is not making an offer with respect to a Serviced REO Property (or by the Master Servicer if the Special Servicer is making such an offer). The cost of any such Updated Appraisal or narrative appraisal and any related costs and fees of the Trustee shall be covered by, and shall be reimbursable as, a Servicing Advance. In determining whether any offer from a Person other than an Interested Person constitutes a fair price for any such Serviced REO Property, the Special Servicer shall take into account (in addition to the results of any appraisal, updated appraisal or narrative appraisal that it may have obtained pursuant to this Agreement within the prior 9 months), and in determining whether any offer from an Interested Person constitutes a fair price for any such Serviced REO Property, any appraiser shall be instructed to take into account, as applicable, among other factors, the period and amount of the occupancy level and physical condition of the Mortgaged Property or Serviced REO Property, the state of the local economy and the obligation to dispose of any Serviced REO Property within the time period specified in Section 3.15(a) of this Agreement. The Purchase Price (which, in connection with the administration of a Serviced REO Property related to a Serviced Whole Loan, shall be construed and calculated as if the loans in such Serviced Whole Loan together constitute a single Mortgage Loan thereunder) for any Serviced REO Property shall in all cases be deemed a fair price. In addition, the Trustee shall be permitted to retain, at the expense of the related Interested Person, an independent third party to determine such fair price and will be permitted to conclusively rely on the opinion of such third party's determination. Any costs and fees of the Trustee in connection with an offer by an

Interested Person and the Trustee's duties therewith shall be reimbursable by such Interested Person.

(i)   Subject to subsections (g) and (h) above, the Special Servicer shall act on behalf of the Trustee (for the benefit of the Certificateholders and, in the case of a Serviced Whole Loan, the related Serviced Companion Loan Noteholders) in negotiating and taking any other action necessary or appropriate in connection with the sale of any Serviced REO Property, and the applicable collection of all amounts payable in connection therewith. In connection therewith, the Special Servicer may charge for its own account prospective offerors, and may retain, fees that approximate the Special Servicer's actual costs in the preparation and delivery of information pertaining to such sales or exchanging offers without obligation to deposit such amounts into the Collection Account or, in the case of any Serviced Whole Loan, the applicable Serviced Whole Loan Collection Account. Any sale of a Serviced REO Property shall be final and without recourse to the Trustee or the Trust Fund (except such recourse to the Trust Fund imposed by those representations and warranties typically given in such transactions, any prorations applied thereto and any customary closing matters), and if such sale is consummated in accordance with the terms of this Agreement, none of the Special Servicer, the Master Servicer, the Depositor or the Trustee shall have any liability to any Certificateholder or Serviced Companion Loan Noteholder with respect to the purchase price therefor accepted by the Special Servicer or the Trustee.

(j)   Any sale of a Serviced REO Property shall be for cash only.

(k)   Notwithstanding any of the foregoing paragraphs of this Section 3.16, the Special Servicer shall not be obligated to accept the highest cash offer if the Special Servicer determines, in its reasonable and good faith judgment, that rejection of such offer would be in the best interests of the Certificateholders and, in the case of a Serviced Whole Loan, the related Serviced Companion Loan Noteholders (as a collective whole as if such Certificateholders and, if applicable, Serviced Companion Loan Noteholders constituted a single lender and with respect to any Serviced Whole Loan with a related Subordinate Companion Loan, taking into account the subordinate nature of such Subordinate Companion Loan), and the Special Servicer may accept a lower cash offer (from any Person other than itself or its Affiliate) if it determines, in its reasonable and good faith judgment, that acceptance of such offer would be in the best interests of the Certificateholders (for example, if the prospective buyer making the lower offer is more likely to perform its obligations or the terms offered by the prospective buyer making the lower offer are more favorable) and, in the case of a Serviced Whole Loan, the related Serviced Companion Loan Noteholders (as a collective whole as if such Certificateholders and, if applicable, Serviced Companion Loan Noteholders constituted a single lender) (and with respect to any Serviced Whole Loan with a related Subordinate Companion Loan, taking into account the subordinate nature of such Subordinate Companion Loan).

(l)   With respect to each defaulted Serviced Companion Loan, the Special Servicer shall generally have the right to sell such defaulted Serviced Companion Loan together with the related Mortgage Loan pursuant to the terms of the related Intercreditor Agreement as if such Mortgage Loan and Serviced Companion Loans were one whole loan on behalf of the Certificateholders and the related Serviced Companion Loan Noteholders. The Special Servicer shall provide notice and other information required under the related Intercreditor Agreement to

the applicable Other Special Servicer as soon as practicable following its decision to attempt to sell, and prior to commencement or marketing of, any Serviced Companion Loan.

Section 3.17 <u>Additional Obligations of the Master Servicer and the Special Servicer; Inspections</u>. (a) The Master Servicer (at its own expense) (or, with respect to Specially Serviced Loans and Serviced REO Properties, the Special Servicer) shall inspect or cause to be inspected each Mortgaged Property securing a Mortgage Loan (other than a Non-Serviced Mortgage Loan) that it is servicing at such times and in such manner as is consistent with the Servicing Standard, but in any event shall inspect each Mortgaged Property with a Stated Principal Balance (or in the case of a Mortgage Loan secured by more than one Mortgaged Property, having an Allocated Loan Amount) of (A) $[2,000,000] or more at least once every [12] months (commencing in 20[__]) and (B) less than $[2,000,000] at least once every [24] months (commencing in 20[__]), (or, in each case, at such decreased frequency as each Rating Agency shall have provided a Rating Agency Confirmation relating to the Certificates and Serviced Companion Loan Securities, if any); <u>provided</u>, that if a physical inspection has been performed by the Special Servicer in the previous twelve (12) months and the Master Servicer has no knowledge of a material change in the Mortgaged Property since such physical inspection, the Master Servicer will not be required to perform or cause to be performed, such physical inspection; <u>provided</u>, <u>further</u>, that if any scheduled payment becomes more than sixty (60) days delinquent on the related Mortgage Loan, the Special Servicer shall inspect or cause to be inspected the related Mortgaged Property as soon as practicable after such Mortgage Loan becomes a Specially Serviced Loan and annually thereafter for so long as such Mortgage Loan remains a Specially Serviced Loan. The reasonable cost of each such inspection performed in accordance with the Servicing Standard by the Special Servicer shall be paid by the Master Servicer as a Servicing Advance; <u>provided</u>, that if such Advance would be a Nonrecoverable Advance, then the cost of such inspections shall be an expense of the Trust payable out of general collections. With respect to a Serviced Whole Loan, the costs described in the preceding sentence above that relate to the applicable Serviced Whole Loan shall be paid out of amounts on deposit in the Serviced Whole Loan Collection Account related to such Serviced Whole Loan (allocated in accordance with the expense allocation provision of the related Intercreditor Agreement). If funds in the applicable Serviced Whole Loan Collection Account relating to a Serviced Whole Loan are insufficient, then any deficiency shall be paid from amounts on deposit in the Collection Account; <u>provided</u> that the Master Servicer shall, after receiving payment from amounts on deposit in the Collection Account, if any, (i) promptly notify the related Companion Loan Noteholder and (ii) use commercially reasonable efforts to exercise on behalf of the Trust any rights under the related Intercreditor Agreement to obtain reimbursement for a *pro rata* portion of such amount allocable to the related Serviced Companion Loans from the related Companion Loan Noteholders. The Master Servicer or the Special Servicer, as applicable, shall prepare a written report of the inspection describing, among other things, the condition of and any damage to the Mortgaged Property securing a Mortgage Loan that it is servicing and specifying the existence of any material vacancies in such Mortgaged Property, any sale, transfer or abandonment of such Mortgaged Property of which it has actual knowledge, any material adverse change in the condition of the Mortgaged Property, or any visible material waste committed on applicable Mortgaged Property. The Master Servicer or Special Servicer, as applicable, shall send such reports to the 17g-5 Information Provider (who shall promptly post such reports to the 17g-5 Information Provider's Website pursuant to <u>Section 3.14(d)</u> of this Agreement), the related Other 17g-5 Information Provider (if any) and, upon request, to the

Underwriters and the Initial Purchasers within 20 days of completion of the inspection report, each inspection report.

(b)　　With respect to each Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan, as applicable, the Master Servicer (or the Special Servicer, in the case of a Specially Serviced Loan) shall exercise the Trustee's rights, in accordance with the Servicing Standard, with respect to the Manager under the related Loan Documents and Management Agreement, if any.

(c)　　If, with respect to any Mortgage Loan (other than a Non-Serviced Mortgage Loan, a Specially Serviced Loan or a previously Specially Serviced Loan with respect to which the Special Servicer has waived or amended the prepayment restrictions such that the related Borrower is not required to prepay on a Due Date or pay interest that would have accrued on the amount prepaid through and including the last day of the interest accrual period occurring following the date of such prepayment) or Serviced Pari Passu Companion Loan, the Master Servicer accepts a voluntary Principal Prepayment (other than (i) in connection with the payment of insurance proceeds or condemnation proceeds unless the Master Servicer did not apply the proceeds thereof in accordance with the terms of the related Loan Documents and such failure caused the shortfall, (ii) subsequent to a default under the related Loan Documents if the Master Servicer reasonably believes that acceptance of such prepayment is consistent with the Servicing Standard, (iii) at the request of or with the consent of the Special Servicer or, for so long as no Control Termination Event has occurred and is continuing, the Directing Certificateholder, or (iv) pursuant to applicable law or a court order) resulting in a Prepayment Interest Shortfall, then the Master Servicer shall deliver to the Certificate Administrator on each Master Servicer Remittance Date for deposit in the Lower-Tier Distribution Account (or, in the case of a Prepayment Interest Shortfall with respect to a Serviced Pari Passu Companion Loan, remit to the holder of the Serviced Companion Loan a *pro rata* portion of the following amount allocated to that Serviced Whole Loan)), without any right of reimbursement therefor, a cash payment (the "Compensating Interest Payment"), in an amount equal to the lesser of (x) the aggregate amount of those above described Prepayment Interest Shortfalls incurred in connection with such voluntary Principal Prepayments received in respect of the Mortgage Loans (other than a Non-Serviced Mortgage Loan or a Specially Serviced Loan) or Serviced Companion Loans (other than a Non-Serviced Mortgage Loan or a Specially Serviced Loan) for the related Distribution Date, and (y) the aggregate of (A) the portion of its Master Servicing Fee (calculated for this purpose at [___]% ([___] basis points *per annum*)) that is being paid in such Collection Period with respect to the Mortgage Loans or Serviced Companion Loans serviced by it (other than a Non-Serviced Mortgage Loan or a Specially Serviced Loan), (B) all Prepayment Interest Excess received during the related Collection Period on the Mortgage Loans or Serviced Companion Loans (other than a Non-Serviced Mortgage Loan or a Specially Serviced Loan) and (C) to the extent earned on principal prepayments, net investment earnings payable to the Master Servicer for such Collection Period received by the Master Servicer during such Collection Period with respect to the Mortgage Loan or any related Serviced *Pari Passu* Companion Loan, as applicable, subject to such prepayment; provided that if any Prepayment Interest Shortfall occurs with respect to any Mortgage Loan as a result of the Master Servicer's failure to enforce the related Loan Documents (other than in connection with (a) a Specially Serviced Loan, (b) a Non-Serviced Mortgage Loan, (c) a previously Specially Serviced Loan with respect to which the Special Servicer has waived or amended the prepayment restriction such that the related

Borrower is not required to prepay on a Due Date or pay interest that would have accrued on the amount prepaid through and including the last day of the interest accrual period occurring following the date of such prepayment or (d) the circumstances covered in clauses (i), (ii), (iii) or (iv) above), the Master Servicer shall be required to pay an amount equal to the entire Prepayment Interest Shortfall with respect to that Mortgage Loan. The Master Servicer's obligation to pay the Compensating Interest Payment, and the rights of the Certificateholders to offset of the aggregate Prepayment Interest Shortfalls against those amounts, shall not be cumulative. [No Compensating Interest Payment shall be required to be made by the Master Servicer in respect of the Mortgage Loan Seller Strip.]

(d) The Master Servicer shall, as to each Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan that is secured by the interest of the related Borrower under a ground lease (or, with respect to a leasehold interest that is a space lease or an air rights lease, such space lease or air rights lease), promptly (and in any event within 60 days) after the Closing Date notify the related ground lessor of the transfer of such Mortgage Loan or Serviced Whole Loan to the Trust pursuant to this Agreement and inform such ground lessor that any notices of default under the related ground lease (or, with respect to a leasehold interest that is a space lease or an air rights lease, the related space lease or air rights lease) should thereafter be forwarded to the Master Servicer.

(e) The Master Servicer shall, to the extent consistent with the Servicing Standard and permitted by the related Loan Documents, not apply any funds with respect to a Mortgage Loan or Serviced Whole Loan (whether arising in the form of a holdback, earnout reserve, cash trap or other similar feature) to the prepayment of the related Mortgage Loan or Serviced Whole Loan prior to an event of default or reasonably foreseeable event of default with respect to such Mortgage Loan or Serviced Whole Loan. Prior to an event of default or reasonably foreseeable event of default any such amounts described in the immediately preceding sentence shall be held by the Master Servicer as additional collateral for the related Mortgage Loan or Serviced Whole Loan.

Section 3.18 <u>Authenticating Agent</u>. The Certificate Administrator may appoint an Authenticating Agent to execute and to authenticate Certificates. The Authenticating Agent must be acceptable to the Depositor and must be a corporation organized and doing business under the laws of the United States of America or any state, having a principal office and place of business in a state and city acceptable to the Depositor, having a combined capital and surplus of at least $15,000,000, authorized under such laws to do a trust business and subject to supervision or examination by federal or state authorities. The Certificate Administrator shall serve as the initial Authenticating Agent.

Any corporation into which the Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Authenticating Agent shall be party, or any corporation succeeding to the corporate agency business of the Authenticating Agent, shall be the Authenticating Agent without the execution or filing of any paper or any further act on the part of the Certificate Administrator or the Authenticating Agent.

The Authenticating Agent may at any time resign by giving at least 30 days' advance written notice of resignation to the Certificate Administrator, the Trustee, the Depositor

and the Master Servicer. The Certificate Administrator may at any time terminate the agency of the Authenticating Agent by giving written notice of termination to the Authenticating Agent, the Depositor and the Master Servicer. Upon receiving a notice of resignation or upon such a termination, or in case at any time the Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section 3.18, the Certificate Administrator may appoint a successor Authenticating Agent, which shall be acceptable to the Depositor, and shall mail notice of such appointment to all Certificateholders. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers, duties and responsibilities of its predecessor hereunder, with like effect as if originally named as Authenticating Agent herein. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section 3.18.

The Authenticating Agent shall have no responsibility or liability for any action taken by it as such at the direction of the Certificate Administrator. Any compensation paid to the Authenticating Agent shall be an unreimbursable expense of the Certificate Administrator, as applicable.

Section 3.19 Appointment of Custodians. The Certificate Administrator shall be the initial Custodian hereunder. The Certificate Administrator may appoint one or more additional Custodians to hold all or a portion of the Mortgage Files on behalf of the Trustee and otherwise perform the duties set forth in Article II, by entering into a Custodial Agreement with any Custodian who is not the Depositor. The Certificate Administrator agrees to comply with the terms of each Custodial Agreement and to enforce the terms and provisions thereof against the Custodian for the benefit of the Certificateholders. The Certificate Administrator shall not be liable for any act or omission of the Custodian under the Custodial Agreement. Each Custodian shall be a depository institution subject to supervision by federal or state authority, shall have a combined capital and surplus of at least $10,000,000, shall have a long-term debt rating of at least "[___]" from [___], "[___]" from [___], "[___]" from [___] (or, if not rated by [___], an equivalent (or higher) rating by any two other NRSROs) and, if rated by [___], an equivalent rating from [___]. Each Custodial Agreement may be amended only as provided in Section 12.08 of this Agreement. Any compensation paid to the Custodian shall be an unreimbursable expense of the Certificate Administrator. If the Custodian is an entity other than the Certificate Administrator, the Custodian shall maintain a fidelity bond in the form and amount that are customary for securitizations similar to the securitization evidenced by this Agreement. The Custodian shall be deemed to have complied with this provision if one of its Affiliates has such fidelity bond coverage and, by the terms of such fidelity bond, the coverage afforded thereunder extends to the Custodian. In addition, the Custodian shall keep in force during the term of this Agreement a policy or policies of insurance covering loss occasioned by the errors and omissions of its officers and employees in connection with its obligations hereunder in the form and amount that are customary for securitizations similar to the securitization evidenced by this Agreement. All fidelity bonds and policies of errors and omissions insurance obtained under this Section 3.19 shall be issued by a Qualified Insurer.

Section 3.20 Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and Reserve Accounts. The Master Servicer shall administer each Lock-Box Account, Cash Collateral Account, Escrow Account and Reserve Account in accordance with the related Mortgage or Loan Agreement, Cash Collateral Account Agreement or Lock-Box Agreement, if

any relating to the Mortgage Loans (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loans it is servicing.

Section 3.21 Servicing Advances. (a) The Master Servicer (or, to the extent provided in Section 3.21(c) of this Agreement, the Trustee) to the extent specifically provided for in this Agreement, shall make any Servicing Advances as and to the extent otherwise required pursuant to the terms hereof with respect to the Mortgage Loans (other than Non-Serviced Mortgage Loans) or Serviced Whole Loans that it is servicing. For purposes of distributions to Certificateholders and compensation to the Master Servicer, the Special Servicer or the Trustee, Servicing Advances shall not be considered to increase the Stated Principal Balance of any such Mortgage Loan or Serviced Whole Loan, notwithstanding that the terms of such Mortgage Loan or Serviced Whole Loans so provide.

(b) Notwithstanding anything in this Agreement to the contrary, the Special Servicer shall give the Master Servicer not less than five Business Days' written notice with respect to any Servicing Advance to be made on any Specially Serviced Loan, before the date on which the Master Servicer is required to make such Servicing Advance with respect to such Specially Serviced Loan or Serviced REO Loan; provided, that the Special Servicer shall be required to provide the Master Servicer with only two Business Days' written notice in respect of Servicing Advances required to be made on an urgent or emergency basis (which may include, without limitation, Servicing Advances required to make tax or insurance payments). If the Master Servicer or the Trustee makes a Servicing Advance with respect to any Serviced Whole Loan then it shall provide written notice to the related Other Servicer, Other Special Servicer and Other Trustee of the amount of such Servicing Advance with respect to such Serviced Whole Loan as part of its monthly report following the making of such Servicing Advance.

(c) The Master Servicer shall notify the Trustee and the Certificate Administrator in writing promptly upon, and in any event within one Business Day after, becoming aware that it will be unable to make any Servicing Advance required to be made pursuant to the terms hereof, and in connection therewith, shall set forth in such notice the amount of such Servicing Advance, the Person to whom it is to be paid, and the circumstances and purpose of such Servicing Advance, and shall set forth therein information and instructions for the payment of such Servicing Advance, and, on the date specified in such notice for the payment of such Servicing Advance, or, if the date for payment has passed or if no such date is specified, then within five Business Days following such notice, the Trustee, subject to the provisions of Section 3.21(d) of this Agreement, shall pay the amount of such Servicing Advance in accordance with such information and instructions.

(d) The Special Servicer shall promptly furnish any party required to make Servicing Advances hereunder with any information in its possession regarding the Specially Serviced Loans and REO Properties as such party required to make Servicing Advances may reasonably request for purposes of making recoverability determinations. Notwithstanding anything to the contrary in this Agreement, the Special Servicer shall have no obligation to make an affirmative determination that any Advance is, or would be, a Nonrecoverable Advance, and in the absence of a determination by the Special Servicer that such an Advance is a Nonrecoverable Advance, then all such decisions shall remain with the Master Servicer or Trustee, as applicable.

Notwithstanding anything herein to the contrary, no Servicing Advance shall be required hereunder if the Person otherwise required to make such Servicing Advance determines that such Servicing Advance would, if made, constitute a Nonrecoverable Servicing Advance. In addition, the Master Servicer shall not make any Servicing Advance to the extent that it has received written notice that the Special Servicer has determined (if no Consultation Termination Event has occurred, in consultation with the Directing Certificateholder) that such Servicing Advance would, if made, constitute a Nonrecoverable Servicing Advance. In making such recoverability determination, such Person will be entitled to (i) give due regard to the existence of any Nonrecoverable Advance or Workout-Delayed Reimbursement Amount with respect to other Mortgage Loans, the recovery of which, at the time of such consideration, is being deferred or delayed by the Master Servicer or the Trustee, as applicable, in light of the fact that proceeds on the related Mortgage Loan (or the related Serviced Whole Loan, as applicable) are a source of recovery not only for the Servicing Advance under consideration, but also as a potential source of recovery of such Nonrecoverable Advance or Workout-Delayed Reimbursement Amount which is being or may be deferred or delayed and (ii) consider (among other things) the obligations of the Borrower under the terms of the related Mortgage Loan (or the related Serviced Whole Loan, as applicable) as it may have been modified, (iii) consider (among other things) the related Mortgaged Properties in their "as is" or then current conditions and occupancies, as modified by such party's assumptions (consistent with the Servicing Standard in the case of the Master Servicer or the Special Servicer) regarding the possibility and effects of future adverse changes with respect to such Mortgaged Properties, (iv) estimate and consider (consistent with the Servicing Standard in the case of the Master Servicer or the Special Servicer) (among other things) future expenses and (v) estimate and consider (among other things) the timing of recoveries.

The Master Servicer, the Special Servicer and the Trustee, as applicable, shall consider Unliquidated Advances in respect of prior Servicing Advances for purposes of nonrecoverability determinations as if such Unliquidated Advances were unreimbursed Servicing Advances. If an Appraisal of the related Mortgaged Property shall not have been obtained within the prior 9 month period (and the Master Servicer and the Trustee shall each request any such appraisal from the Special Servicer prior to ordering an Appraisal pursuant to this sentence) or if such an Appraisal shall have been obtained but as a result of unforeseen occurrences, such Appraisal does not, in the good faith determination of the Master Servicer, the Special Servicer or the Trustee, reflect current market conditions, and the Master Servicer or the Trustee, as applicable, and the Special Servicer cannot agree on the appropriate downward adjustment to such Appraisal, the Master Servicer, the Special Servicer or the Trustee, as the case may be, may, subject to its reasonable and good faith determination that such Appraisal will demonstrate the nonrecoverability of the related Advance, obtain an Appraisal for such purpose at the expense of the Trust Fund (and, in the case of any Serviced Whole Loan, such expense shall be allocated in accordance with the allocation provisions of the related Intercreditor Agreement).

Any determination by the Master Servicer, Special Servicer or the Trustee that the Master Servicer or Trustee, as the case may be, has made a Servicing Advance that is a Nonrecoverable Servicing Advance or any determination by the Master Servicer, the Special Servicer or the Trustee that any proposed Servicing Advance, if made, would constitute a Nonrecoverable Servicing Advance shall be evidenced in the case of the Master Servicer or the Special Servicer by a certificate of a Servicing Officer delivered to the other, to the Trustee, the

Directing Certificateholder (but only if no Consultation Termination Event has occurred), the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, any related Companion Loan holder(s) and the Depositor and, in the case of the Trustee, by a certificate of a Responsible Officer of the Trustee, delivered to the Depositor, the Directing Certificateholder (but only if no Consultation Termination Event has occurred), the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, any related Companion Loan holder(s), the Master Servicer and the Special Servicer, which in each case sets forth such nonrecoverability determination and the considerations of the Master Servicer, the Special Servicer or the Trustee, as applicable, forming the basis of such determination (such certificate accompanied by, to the extent available, income and expense statements, rent rolls, occupancy status, property inspections and other information used by the Master Servicer, the Special Servicer or the Trustee, as applicable, to make such determination, together with any existing Appraisal or any Updated Appraisal); provided, that the Special Servicer may, at its option, make a determination in accordance with the Servicing Standard, that any Servicing Advance previously made or proposed to be made is nonrecoverable and shall deliver to the Master Servicer, the Certificate Administrator, the Directing Certificateholder (but only if no Consultation Termination Event has occurred), the Operating Advisor, the Asset Representations Reviewer, the Trustee, the related Serviced Companion Loan Noteholder (if any) and the 17g-5 Information Provider (who shall promptly post such notice to the 17g-5 Information Provider's Website pursuant to Section 3.14(d) of this Agreement), notice of such determination. Any such determination shall be conclusive and binding on the Master Servicer, the Special Servicer and the Trustee. Notwithstanding the foregoing, the Special Servicer shall have no obligation to make an affirmative determination that any Advance is, or would be, a Nonrecoverable Advance, and in the absence of a determination by the Special Servicer that such an Advance is a Nonrecoverable Advance, then all such decisions shall remain with the Master Servicer.

Any such Person may update or change its recoverability determinations at any time (but not reverse any other Person's determination that a Servicing Advance is a Nonrecoverable Advance) and (consistent with the Servicing Standard in the case of the Master Servicer or the Special Servicer) may obtain, at the expense of the Trust (and, in the case of a Serviced Whole Loan, such expense shall be allocated in accordance with the allocation provisions of the related Intercreditor Agreement), any analysis, Appraisals or market value estimates or other information for such purposes. Absent bad faith, any such determination as to the recoverability of any Servicing Advance shall be conclusive and binding on the Certificateholders and the Serviced Companion Loan Noteholders.

Notwithstanding the above, the Trustee and the Certificate Administrator shall be entitled to rely conclusively on any determination by the Master Servicer and the Master Servicer, the Trustee and the Certificate Administrator shall be bound by any determination of the Special Servicer that a Servicing Advance, if made, would be a Nonrecoverable Servicing Advance. The Trustee, in determining whether or not a Servicing Advance previously made is, or a proposed Servicing Advance, if made, would be, a Nonrecoverable Servicing Advance shall use its reasonable judgment.

With respect to the payment of insurance premiums and delinquent tax assessments, if the Master Servicer determines that a Servicing Advance of such amounts would constitute a Nonrecoverable Advance, the Master Servicer shall deliver notice of such

determination to the Trustee, the Certificate Administrator and the Special Servicer. Upon receipt of such notice, the Master Servicer (with respect to any Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan that is not a Specially Serviced Loan) and the Special Servicer (with respect to any Specially Serviced Loan or REO Property) shall determine (with the reasonable assistance of the Master Servicer) whether the payment of such amount (i) is necessary to preserve the related Mortgaged Property and (ii) would be in the best interests of the Certificateholders and, in the case of any Serviced Companion Loans, the related Serviced Companion Loan Noteholders (as a collective whole as if such Certificateholders and, if applicable, Serviced Companion Loan Noteholders constituted a single lender (and with respect to any Serviced Whole Loan with a related Subordinate Companion Loan, taking into account the subordinate nature of such Subordinate Companion Loan)). If the Master Servicer or the Special Servicer determines that the payment of such amount (i) is necessary to preserve the related Mortgaged Property and (ii) would be in the best interests of the Certificateholders and, in the case of any Serviced Companion Loan, the related Serviced Companion Loan Noteholder, the Special Servicer (in the case of a determination by the Special Servicer) shall direct the Master Servicer in writing to make such payment and the Master Servicer shall make such payment, to the extent of available funds, from amounts in the Collection Account or, if a Serviced Whole Loan is involved, from amounts in the applicable Serviced Whole Loan Collection Account.

Notwithstanding anything to the contrary contained in this Section 3.21, the Master Servicer may elect (but shall not be required) to make a payment out of the Collection Account to pay for certain expenses specified in this sentence notwithstanding that the Master Servicer has determined that a Servicing Advance with respect to such expenditure would be a Nonrecoverable Servicing Advance (unless, with respect to Specially Serviced Loans or Serviced REO Loans, the Special Servicer has notified the Master Servicer to not make such expenditure), where making such expenditure would prevent (i) the related Mortgaged Property from being uninsured or being sold at a tax sale or (ii) any event that would cause a loss of the priority of the lien of the related Mortgage, or the loss of any security for the related Mortgage Loan; provided that in each instance, the Master Servicer determines in accordance with the Servicing Standard (as evidenced by a certificate of a Servicing Officer delivered to the Trustee and the Certificate Administrator) that making such expenditure is in the best interests of the Certificateholders and, in the case of a Serviced Whole Loan, the related Serviced Companion Loan Noteholders (as a collective whole as if such Certificateholders and, if applicable, Serviced Companion Loan Noteholders constituted a single lender (and with respect to any Serviced Whole Loan with a related Subordinate Companion Loan, taking into account the subordinate nature of such Subordinate Companion Loan)). The Master Servicer may elect to obtain reimbursement of Nonrecoverable Servicing Advances from the Trust Fund in accordance with Section 3.06 of this Agreement.

(e)   The Master Servicer and/or the Trustee, as applicable, shall be entitled to the reimbursement of Servicing Advances made by any of them to the extent permitted pursuant to Section 3.06 of this Agreement, if applicable, of this Agreement, together with any related Advance Interest Amount in respect of such Servicing Advances, and the Master Servicer, the Special Servicer and the Trustee each hereby covenants and agrees to promptly seek and effect the reimbursement of such Servicing Advances from the related Borrowers to the extent permitted by applicable law and the related Loan Documents.

The parties acknowledge that, pursuant to the applicable Other Pooling and Servicing Agreement, the applicable Other Servicer is obligated to make Servicing Advances with respect to the related Non-Serviced Mortgage Loan. The Other Servicer, the Other Special Servicer (to the extent it has made an advance), the Other Trustee or fiscal agent or other Persons making advances under the applicable Other Pooling and Servicing Agreement shall be entitled to reimbursement in accordance with Section 3.06(b) of this Agreement for the *pro rata* portion (based on Stated Principal Balance) of the related Mortgage Loan (after amounts allocated to the related Subordinate Companion Loan, if any) with respect to any Servicing Advance that is nonrecoverable (with, in each case, any *pro rata* portion of accrued and unpaid interest thereon provided for under the Other Pooling and Servicing Agreement) in the manner set forth in the Other Pooling and Servicing Agreement and the related Intercreditor Agreement, as applicable.

With respect to any Serviced Whole Loan, if the Master Servicer, the Special Servicer or Trustee, as applicable, determines that a proposed Servicing Advance with respect to such Serviced Whole Loan, if made, or any outstanding Servicing Advance with respect to any such Mortgage Loan previously made, would be, or is, as applicable, a Nonrecoverable Advance, the Master Servicer or Trustee, as applicable, shall provide the Other Servicer, Other Special Servicer and the Other Trustee under each related Other Pooling and Servicing Agreement with written notice of such determination, together with supporting evidence for such determination within two (2) Business Days after such determination or such longer time period permitted by the applicable Intercreditor Agreement.

Section 3.22   Appointment and Replacement of Special Servicer. (a) [NAME OF SPECIAL SERVICER] is hereby appointed as the initial Special Servicer to service each Specially Serviced Loan.

(b)   For so long as no Control Termination Event has occurred and is continuing [and subject to the right of the Operating Advisor to recommend the termination of the Special Servicer and recommend a replacement Special Servicer and the right of the Certificateholders to approve the replacement of the Special Servicer with such replacement Special Servicer pursuant to this Section 3.22(b),] [APPLICABLE TO OFFERINGS ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST], the Directing Certificateholder shall be entitled to terminate the rights (subject to Section 3.05, Section 3.12 and Section 6.03(a) of this Agreement) and obligations of the Special Servicer under this Agreement, with or without cause, and appoint a successor Special Servicer pursuant to Section 7.02 of this Agreement, upon ten (10) Business Days' notice to the Special Servicer, the Master Servicer, the Paying Agent, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee; provided that, with respect to any Serviced Whole Loan, the related Directing Certificateholder's right to terminate the rights and obligations of the Special Servicer under this Agreement with respect to such Serviced Whole Loan shall be subject to the limitations set forth in the related Intercreditor Agreement.

(c)   [APPLICABLE TO OFFERINGS OTHER THAN OFFERINGS CLOSING ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST] [Following the occurrence of a Consultation Termination Event, subject to the immediately succeeding paragraph, if the Operating Advisor determines that the

Special Servicer is not performing its duties as required hereunder or is otherwise not acting in accordance with the Servicing Standard, the Operating Advisor shall deliver to the Trustee and to the Certificate Administrator, with a copy to the Special Servicer, a written recommendation setting forth the reasons supporting its position (along with any information the Operating Advisor considered relevant to its recommendation) and recommending a replacement special servicer; provided, that in no event shall the information or any other content included in such written recommendation contravene any provision of this Agreement. In such event, the Certificate Administrator shall promptly post notice to all Certificateholders of such recommendation on the Certificate Administrator's Website, and by mail (or through the DTC system, as applicable), and shall conduct the solicitation of votes of all Certificates in such regard. Subsequently, upon (i) the written direction of Holders of Sequential Pay Certificates and Class [PEZ] Certificates evidencing at least a majority of the aggregate Voting Rights (taking into account the application of any Realized Losses and Appraisal Reduction Amounts to notionally reduce the respective Certificate Balances) (which vote shall occur not more than 180 days from the date the Certificate Administrator posts such recommendation on the Certificate Administrator's Website; provided that if such written direction is not provided within 180 days of the posting of the initial request for a vote to terminate and replace the Special Servicer, then such written direction shall have no force and effect) and (ii) receipt of a Rating Agency Confirmation from each Rating Agency with respect to the Certificates and, if such successor Special Servicer shall also specially service a Serviced Whole Loan, any class of related Serviced Companion Loan Securities, by the Trustee following satisfaction of the foregoing clause (i), the Trustee shall (x) terminate all of the rights and obligations of the Special Servicer under this Agreement and appoint a successor Special Servicer approved by the Certificateholders; provided such termination is subject to the terminated Special Servicer's rights to indemnification, payment of outstanding fees and other compensation, reimbursement of advances and other rights set forth in this Agreement which survive termination and (y) promptly notify such outgoing Special Servicer of the effective date of such termination. The reasonable out-of-pocket costs and expenses associated with administering such vote shall be an Additional Trust Fund Expense. If the Trustee does not receive at least 50% of the requested votes, then the Trustee shall not remove the Special Servicer. Prior to the appointment of any replacement special servicer, such replacement special servicer shall have agreed to succeed to the obligations of the Special Servicer under this Agreement and to act as the Special Servicer's successor hereunder. No penalty or fee shall be payable to the terminated Special Servicer with respect to any termination pursuant to this Section 3.22(c).]

(d)   [APPLICABLE TO OFFERINGS CLOSING ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST] [If the Operating Advisor determines, in its sole discretion exercised in good faith, that (i) the Special Servicer is not performing its duties as required hereunder or is otherwise not acting in accordance with the Servicing Standard, and (ii) the replacement of the Special Servicer would be in the best interest of the Certificateholders as a collective whole, the Operating Advisor shall deliver to the Trustee and the Certificate Administrator, with a copy to the Special Servicer, a written recommendation setting forth the reasons supporting its position (along with any information the Operating Advisor considered relevant to its recommendation) and recommending a replacement special servicer; provided, that in no event shall the information or any other content included in such written recommendation contravene any provision of this Agreement and recommending a

suggested replacement special servicer, which shall satisfy the requirements set forth in Section 3.22(f). In such event, the Certificate Administrator shall promptly post notice to all Certificateholders of such recommendation on the Certificate Administrator's Website, and by mail conduct the solicitation of votes of all Certificates in such regard. Upon (i) the affirmative vote of Holders of Principal Balance Certificates and the Class [PEZ] Certificates evidencing at least a majority of a quorum of Certificateholders (which, for this purpose, is the Holders of Certificates that (A) evidence at least 20% of the Voting Rights (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the respective Certificate Balances) of all Principal Balance Certificates and Class [PEZ] Certificates on an aggregate basis, and (B) consist of at least three Certificateholders or Certificate Owners that are not affiliated with each other) and (ii) receipt of Rating Agency Confirmation from each Rating Agency with respect to the termination of the Special Servicer and the appointment of a successor special servicer recommended by the Operating Advisor by the Certificate Administrator following satisfaction of the foregoing clause (i), the Trustee shall (i) terminate all of the rights and obligations of the Special Servicer under this Agreement and appoint such successor Special Servicer and (ii) promptly notify such outgoing Special Servicer of the effective date of such termination. The reasonable out of pocket costs and expenses (including reasonable legal fees and expenses of outside counsel) associated with obtaining such Rating Agency Confirmations and administering such vote and the Operating Advisor's identification of a replacement Special Servicer shall be an additional expense of the Trust . In the event that the Certificate Administrator does not receive the affirmative vote of at least a majority of the quorum described in clause (i) of the preceding sentence, then the Certificate Administrator shall have no obligation to remove the Special Servicer. Prior to the appointment of any replacement special servicer, such replacement special servicer shall have agreed to succeed to the obligations of the Special Servicer under this Agreement and to act as the Special Servicer's successor hereunder.]

(e) If a Control Termination Event has occurred and is continuing and upon (a) the written direction of holders of Sequential Pay Certificates and Class [PEZ] Certificates evidencing not less than 25% of the Voting Rights (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the Certificate Balances of the Certificates pursuant to Section 4.08 of this Agreement) of the Sequential Pay Certificates and Class [PEZ] Certificates requesting a vote to replace the Special Servicer with a new special servicer designated in such written direction, (b) payment by such holders to the Certificate Administrator of the reasonable fees and expenses (including any legal fees and any Rating Agency fees and expenses) to be incurred by the Certificate Administrator in connection with administering such vote and (c) delivery by such holders to the Certificate Administrator and the Trustee of a Rating Agency Confirmation from each Rating Agency with respect to the Certificates and, if such successor Special Servicer shall also specially service a Serviced Whole Loan, any class of related Serviced Companion Loan Securities, the Certificate Administrator shall promptly provide written notice to all Certificateholders of such request by posting such notice on the Certificate Administrator's Website, and by mail (or through the DTC system, as applicable), and conduct the solicitation of votes of all Certificates in such regard. Subsequently, if a Control Termination Event has occurred and is continuing, upon the written direction of (i) holders of Sequential Pay Certificates and Class [PEZ] Certificates evidencing at least 75% of a Certificateholder Quorum of Certificates or (ii) holders of Non-Reduced Certificates evidencing more than 50% of the Voting Rights of each Class of Non-Reduced Certificates (provided, that

for purposes of such Voting Rights, the Class [__] Certificates and the Class [PEZ] Component [___] shall be considered as if they together constitute a single "Class" of Sequential Pay Certificates, the Class [__] Certificates and the Class [PEZ] Component [___] shall be considered as if they together constitute a single "Class" of Sequential Pay Certificates, the Class [__] Certificates and the Class [PEZ] Component [___] shall be considered as if they together constitute a single "Class" of Sequential Pay Certificates and the Holders of the Class [PEZ] Certificates shall have the Voting Rights so allocated to the Class [PEZ] Components and no other Voting Rights), the Trustee shall (x) terminate all of the rights and obligations of the Special Servicer under this Agreement and appoint the successor Special Servicer designated by such Certificateholders, provided such termination is subject to the terminated Special Servicer's rights to indemnification, payment of outstanding fees and other compensation, reimbursement of advances and other rights set forth in this Agreement which survive termination and (y) promptly notify such outgoing Special Servicer of the effective date of such termination; provided that if such written direction is not provided within 180 days of the notice from the Certificate Administrator of the request for a vote to terminate and replace the Special Servicer, then such written direction shall have no force and effect. The reasonable fees and out-of-pocket costs associated with administering such vote shall be an Additional Trust Fund Expense. The Certificate Administrator shall include on each Distribution Date Statement a statement that each Certificateholder and Certificate Owner may access notices on the Certificate Administrator's Website and each Certificateholder and Certificate Owner may register to receive email notifications when such notices are posted on the Certificate Administrator's Website; provided that the Certificate Administrator shall be entitled to reimbursement from the requesting Certificateholders for the reasonable expenses of posting such notices.

(f)   The Trustee shall, promptly after receiving any removal notice pursuant to Section 3.22(b) of this Agreement or direction to terminate pursuant to Section 3.22(c) or Section 3.22(e) of this Agreement, so notify the Certificate Administrator, the related Serviced Companion Loan Noteholder (if any) and the 17g-5 Information Provider (who shall promptly post such notice to the 17g-5 Information Provider's Website pursuant to Section 3.14(d) of this Agreement). The termination of the Special Servicer and appointment of a successor Special Servicer pursuant to this Section 3.22 shall not be effective until (i) the Trustee receives from each Rating Agency a Rating Agency Confirmation or, if such successor Special Servicer shall also specially service a Serviced Whole Loan, a Serviced Companion Loan Rating Agency Confirmation, (ii) the successor special servicer has assumed all of its responsibilities, duties and liabilities hereunder pursuant to a writing reasonably satisfactory to the Trustee, (iii) receipt by the Trustee of an Opinion of Counsel to the effect that (x) the designation of such replacement to serve as Special Servicer is in compliance with this Agreement, (y) such replacement will be bound by the terms of this Agreement and (z) this Agreement will be enforceable against such replacement in accordance with its terms, (iv) the replacement Special Servicer certifies that such replacement special servicer satisfies all related qualifications set forth in the Intercreditor Agreement relating to such Serviced Companion Loan and (v) receipt by the Certificate Administrator (with a confirmation of such receipt delivered to the Trustee) of notice and information required to be delivered by the successor Special Servicer under Section 10.03 of this Agreement. Any successor Special Servicer shall make the representations and warranties provided for in Section 2.04(b) of this Agreement *mutatis mutandis*. In no event may a successor Special Servicer be a current or former Operating Advisor or any Affiliate of such current or former Operating Advisor or a current or former Asset Representations Reviewer. Further, such

successor shall be a Person that (i) satisfies all of the eligibility requirements applicable to the special servicer contained in this Agreement, (ii) is not obligated or allowed to pay the Operating Advisor any fees or otherwise compensate the Operating Advisor (x) in respect of its obligations under this Agreement or (y) for the appointment of the successor Special Servicer or the recommendation by the Operating Advisor for the replacement Special Servicer to become the Special Servicer, (iii) is not entitled to receive any compensation from the Operating Advisor other than compensation that is not material and is unrelated to the Operating Advisor's recommendation that such party be appointed as the replacement special servicer, (iv) is not entitled to receive any fee from the Operating Advisor for its appointment as successor Special Servicer, in each case, unless expressly approved by 100% of the Certificateholders, [(v) is not a special servicer that has been cited by [NAME OF RATING AGENCY] as having servicing concerns as the sole or a material factor in any qualification, downgrade or withdrawal of the ratings (or placement on "watch status" in contemplation of a rating downgrade or withdrawal) of securities in a transaction serviced by the applicable servicer prior to the time of determination, (vi) currently has a special servicer rating of at least [SPECIFIC MINIMUM RATING] from [NAME OF RATING AGENCY] and (vii) is not a special servicer that has been cited by [NAME OF RATING AGENCY] as having servicing concerns as the sole or a material factor in any qualification, downgrade or withdrawal of the ratings (or placement on "watch status" in contemplation of a rating downgrade or withdrawal) of securities in a transaction serviced by the applicable servicer prior to the time of determination]. In addition, any replacement Special Servicer that will service any Serviced Whole Loan shall meet any requirements specified in the related Intercreditor Agreement or, if applicable, the related Other Pooling and Servicing Agreement.

The existing Special Servicer shall be deemed to have been removed simultaneously with such designated Person's becoming the Special Servicer hereunder; provided, that the Special Servicer removed pursuant to this Section shall be entitled to receive, and shall have received, all amounts accrued or owing to it under this Agreement on or prior to the effective date of such resignation and it shall continue to be entitled to any rights that accrued prior to the date of such resignation (including the right to receive all fees, expenses and other amounts accrued or owing to it under this Agreement, plus the right to receive any Workout Fee specified in Section 3.12(c) of this Agreement if the Special Servicer is terminated and any indemnification rights that the Special Servicer is entitled to pursuant to Section 6.03(a) of this Agreement) notwithstanding any such removal. Such removed Special Servicer shall cooperate with the Trustee and the replacement Special Servicer in effecting the termination of the resigning Special Servicer's responsibilities and rights hereunder, including without limitation the transfer within two Business Days to the successor Special Servicer for administration by it of all cash amounts that are thereafter received with respect to the Mortgage Loans and, if applicable, Whole Loans.

(g) The appointment of any such successor Special Servicer shall not relieve the Master Servicer or the Trustee of their respective obligations to make Advances as set forth herein; provided, that neither the Trustee nor the Master Servicer shall be liable for any actions or any inaction of such successor Special Servicer. Any termination fee payable to the terminated Special Servicer (and it is acknowledged that there is no such fee payable in the event of a termination for breach of this Agreement) shall be paid by the Certificateholders or the Directing Certificateholder, as applicable, so terminating the Special Servicer and shall not in

any event be an expense of the Trust Fund or any Serviced Companion Loan Noteholder (unless such Serviced Companion Loan Noteholder is the Directing Certificateholder).

(h)　　If a replacement special servicer is appointed with respect to a Serviced Whole Loan or any related Serviced REO Property in accordance with this Section 3.22 such that there are multiple parties acting as Special Servicer hereunder, then, unless the context clearly requires otherwise:　(i) when used in the context of imposing duties and obligations on the Special Servicer hereunder or the performance of such duties and obligations, the term "Special Servicer" shall mean the applicable Serviced Whole Loan Special Servicer, insofar as such duties and obligations relate to the subject Serviced Whole Loan or any related Serviced REO Property, and shall mean the General Special Servicer (as defined below in clause (h)), in all other cases (provided, that in Section 3.14 and Article VII of this Agreement, the term "Special Servicer" shall mean each of the Serviced Whole Loan Special Servicers and the General Special Servicer); (ii) when used in the context of identifying the recipient of any information, funds, documents, instruments and/or other items, the term "Special Servicer" shall mean the applicable Serviced Whole Loan Special Servicer, insofar as such information, funds, documents, instruments and/or other items relate to the subject Serviced Whole Loan or any related Serviced REO Property, and shall mean the General Special Servicer, in all other cases; (iii) when used in the context of granting the Special Servicer the right to purchase Defaulted Mortgage Loans pursuant to Section 3.16 of this Agreement, the term "Special Servicer" shall mean the General Special Servicer only; (iv) when used in the context of granting the Special Servicer the right to purchase all of the Mortgage Loans and all other property held by the Trust Fund pursuant to Section 9.01 of this Agreement, the term "Special Servicer" shall mean the General Special Servicer only; (v) when used in the context of the Special Servicer being replaced pursuant to this Section 3.22 by the applicable Directing Certificateholder, the term "Special Servicer" shall mean the General Special Servicer or the Serviced Whole Loan Special Servicer, if applicable; (vi) when used in the context of granting the Special Servicer any protections, limitations on liability, immunities and/or indemnities hereunder, the term "Special Servicer" shall mean each of the Serviced Whole Loan Special Servicers and the General Special Servicer; and (vii) when used in the context of requiring indemnification from, imposing liability on, or exercising any remedies against, the Special Servicer for any breach of a representation, warranty or covenant hereunder or for any negligence, bad faith or willful misconduct in the performance of duties and obligations hereunder or any negligent disregard of such duties and obligations or otherwise holding the Special Servicer responsible for any of the foregoing, the term "Special Servicer" shall mean the applicable Serviced Whole Loan Special Servicer or the General Special Servicer, as applicable.

(i)　　References in this Section 3.22 to "General Special Servicer" mean the Person performing the duties and obligations of special servicer with respect to the Mortgage Pool (exclusive of any Whole Loan or related REO Property as to which a different Serviced Whole Loan Special Servicer has been appointed with respect thereto).

(j)　　No penalty or fee shall be payable to the terminated Special Servicer with respect to any termination pursuant to this Section 3.22.　All costs and expenses of any such termination made without cause shall be paid by the Controlling Class Certificateholders.

Section 3.23　Transfer of Servicing Between the Master Servicer and the Special Servicer; Record Keeping; Asset Status Report.　(a)　Upon the occurrence of any event specified

in the definition of Specially Serviced Loan with respect to any Mortgage Loan (other than any Non-Serviced Mortgage Loan) or Serviced Whole Loan of which the Master Servicer may have notice, the Master Servicer shall promptly give notice thereof to the Special Servicer, the Certificate Administrator, the Trustee, the Operating Advisor, the Asset Representations Reviewer, the related Mortgage Loan Seller, if no Consultation Termination Event has occurred, the Directing Certificateholder and, if applicable, the related Serviced Companion Loan Noteholders and shall use efforts in accordance with the Servicing Standard to provide the Special Servicer with all information, documents (but excluding the original documents constituting the Mortgage File) and records (including records stored electronically) relating to such Mortgage Loan or Serviced Whole Loan, as applicable, and reasonably requested by the Special Servicer to enable it to assume its duties hereunder with respect thereto without acting through a sub-servicer. The Master Servicer shall use efforts in accordance with the Servicing Standard to comply with the preceding sentence within five Business Days of the date it has notice of the occurrence of any event specified in the definition of Specially Serviced Loan and in any event shall continue to act as Master Servicer and administrator of such Mortgage Loan or Serviced Whole Loan, until the Special Servicer has commenced the servicing of such Mortgage Loan or Serviced Whole Loan, which shall occur upon the receipt by the Special Servicer of the information, documents and records referred to in the preceding sentence. With respect to each Mortgage Loan or Serviced Whole Loan that becomes a Specially Serviced Loan, the Master Servicer shall instruct the related Borrower to continue to remit all payments in respect of such Mortgage Loan or Serviced Whole Loan to the Master Servicer. The Master Servicer shall forward any notices it would otherwise send to the Borrower of a Specially Serviced Loan to the Special Servicer, who shall send such notice to the related Borrower.

Upon determining that a Specially Serviced Loan has become a Corrected Mortgage Loan, the Special Servicer shall immediately give notice thereof to the Master Servicer, and upon giving such notice, such Mortgage Loan or Serviced Whole Loan shall cease to be a Specially Serviced Loan in accordance with the first proviso of the definition of Specially Serviced Loan, the Special Servicer's obligation to service such Mortgage Loan or Serviced Whole Loan shall terminate and the obligations of the Master Servicer to service and administer such Mortgage Loan or Serviced Whole Loan as a Mortgage Loan or Serviced Whole Loan that is not a Specially Serviced Loan shall resume.

(b)   In servicing any Specially Serviced Loan, the Special Servicer shall provide to the Custodian originals of documents included within the definition of "Mortgage File" for inclusion in the related Mortgage File (to the extent such documents are in the possession of the Special Servicer) and copies of any additional related Mortgage Loan information, including correspondence with the related Borrower, and the Special Servicer shall promptly provide copies of all of the foregoing to the Master Servicer as well as copies of any analysis or internal review prepared by or for the benefit of the Special Servicer.

(c)   Not later than two Business Days preceding each date on which the Master Servicer is required to furnish a report under Section 3.13(a) of this Agreement to the Certificate Administrator, the Special Servicer shall deliver to the Certificate Administrator, with a copy to the Trustee, the Operating Advisor, the Asset Representations Reviewer and the Master Servicer, a written statement describing, on a loan by loan basis, (i) the amount of all payments on account of interest received on each Specially Serviced Loan, the amount of all payments on account of

principal, including Principal Prepayments, on each Specially Serviced Loan, the amount of Net Insurance Proceeds and Net Liquidation Proceeds received with respect to each Specially Serviced Loan, and with respect to REO Properties, the amount of net income or net loss, as determined from management of a trade or business on, the furnishing or rendering of a non-customary service to the tenants of, or the receipt of any rental income that does not constitute Rents from Real Property with respect to the Serviced REO Property relating to each applicable Specially Serviced Loan, in each case in accordance with Section 3.15 of this Agreement (it being understood and agreed that to the extent this information is provided in accordance with Section 3.13(g) of this Agreement, this Section 3.23(c) shall be deemed to be satisfied) and (ii) such additional information relating to the Specially Serviced Loans as the Master Servicer, the Certificate Administrator or the Trustee reasonably request, to enable it to perform its duties under this Agreement. Such statement and information shall be furnished to the Master Servicer in writing and/or in such electronic media as is acceptable to the Master Servicer.

(d) Notwithstanding the provisions of the preceding Section 3.23(c), the Master Servicer shall maintain ongoing payment records with respect to each of the Specially Serviced Loans relating to a Mortgage Loan that it is servicing and shall provide the Special Servicer and the Operating Advisor with any information reasonably required by the Special Servicer or the Operating Advisor to perform its duties under this Agreement. The Special Servicer shall provide the Master Servicer with any information reasonably required by the Master Servicer to perform its duties under this Agreement.

(e) No later than [60] days after a Mortgage Loan or Serviced Whole Loan becomes a Specially Serviced Loan, the Special Servicer shall deliver to the Master Servicer, the Directing Certificateholder (only if no Consultation Termination Event has occurred), each related Serviced Companion Loan Noteholder, the Operating Advisor [(but only if a Control Termination Event has occurred and is continuing)][EXCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST], the 17g-5 Information Provider (who shall promptly post such report to the 17g-5 Information Provider's Website pursuant to Section 3.14(d) of this Agreement) and each related Serviced Companion Loan Noteholder, a report (the "Asset Status Report") with respect to such Mortgage Loan or Serviced Whole Loan and the related Mortgaged Property; provided, the Special Servicer shall not be required to deliver an Asset Status Report to the Directing Certificateholder if the Special Servicer and the Directing Certificateholder are the same entity. Such Asset Status Report shall set forth the following information to the extent reasonably determinable:

(i) summary of the status of such Specially Serviced Loan and any negotiations with the related Borrower;

(ii) a discussion of the legal and environmental considerations reasonably known to the Special Servicer, consistent with the Servicing Standard, that are applicable to the exercise of remedies as aforesaid and to the enforcement of any related guaranties or other collateral for the related Mortgage Loan or Serviced Whole Loan and whether outside legal counsel has been retained;

(iii) the most current rent roll and income or operating statement available for the related Mortgaged Property;

(iv) (A) the Special Servicer's recommendations on how such Specially Serviced Loan might be returned to performing status (including the modification of a monetary term, and any workout, restructure or debt forgiveness) and returned to the Master Servicer for regular servicing or foreclosed or otherwise realized upon (including any proposed sale of a Defaulted Mortgage Loan or Serviced REO Property), (B) a description of any such proposed or taken actions, and (C) the alternative courses of action that were or are being considered by the Special Servicer in connection with the proposed or taken actions;

(v) the status of any foreclosure actions or other proceedings undertaken with respect to the Specially Serviced Mortgage Loan, any proposed workouts and the status of any negotiations with respect to such workouts, and an assessment of the likelihood of additional defaults under the related Mortgage Loan or Serviced Whole Loan;

(vi) a description of any amendment, modification or waiver of a material term of any ground lease (or, with respect to a leasehold interest that is a space lease or an air rights lease, any such space lease or air rights lease) or franchise agreement;

(vii) the decision that the Special Servicer made, or intends or proposes to make, including a narrative analysis setting forth the Special Servicer's rationale for its proposed decision, including its rejection of the alternatives;

(viii) an analysis of whether or not taking such proposed action is reasonably likely to produce a greater recovery on a present value basis than not taking such action, setting forth (x) the basis on which the Special Servicer made such determination and (y) the net present value calculation (including the applicable Calculation Rate used) and all related assumptions;

(ix) the appraised value of the related Mortgaged Property (and a copy of the last obtained Appraisal of such Mortgaged Property) together with a description of any adjustments to the valuation of such Mortgaged Property made by the Special Servicer together with an explanation of those adjustments; and

(x) such other information as the Special Servicer deems relevant in light of the Servicing Standard.

For so long as no Control Termination Event has occurred and is continuing, if within 10 Business Days of receiving an Asset Status Report, the Directing Certificateholder does not disapprove such Asset Status Report in writing, the Directing Certificateholder will be deemed to have approved such Asset Status Report and the Special Servicer shall implement the recommended action as outlined in such Asset Status Report; provided, that such Special Servicer may not take any action that is contrary to applicable law, this Agreement, the Servicing Standard (taking into consideration the best interests of all the Certificateholders and, with respect to any Serviced Whole Loan, the related Serviced Companion Loan Noteholders (as a collective whole as if such Certificateholders and, if applicable, Serviced Companion Loan

Noteholders constituted a single lender) (and with respect to any Serviced Whole Loan with a related Subordinate Companion Loan, taking into account the subordinate nature of such Subordinate Companion Loan)), the terms of the applicable Loan Documents or any related Intercreditor Agreement. For so long as no Control Termination Event has occurred and is continuing, if the Directing Certificateholder disapproves such Asset Status Report within such 10 Business Day period, the Special Servicer will revise such Asset Status Report and deliver to the Directing Certificateholder, the Master Servicer, the 17g-5 Information Provider (who shall promptly post such report to the 17g-5 Information Provider's Website pursuant to Section 3.14(d) of this Agreement) and each related Serviced Companion Loan Noteholder, a new Asset Status Report as soon as practicable, but in no event later than 30 days after such disapproval. The Special Servicer shall revise such Asset Status Report as described above in this Section 3.23(e) until the Directing Certificateholder fails to disapprove such revised Asset Status Report in writing within 10 Business Days of receiving such revised Asset Status Report or until the Special Servicer makes a determination consistent with the Servicing Standard, that such objection is not in the best interests of all the Certificateholders and, with respect to any Serviced Whole Loan, the related Serviced Companion Loan Noteholders (as a collective whole as if such Certificateholders and, if applicable, Serviced Companion Loan Noteholders constituted a single lender and with respect to any Serviced Whole Loan with a related Subordinate Companion Loan, taking into account the subordinate nature of such Subordinate Companion Loan)). In any event, for so long as no Control Termination Event has occurred and is continuing, if the Directing Certificateholder does not approve an Asset Status Report within 60 Business Days from the first submission of an Asset Status Report, the Special Servicer may act upon the most recently submitted form of Asset Status Report if consistent with the Servicing Standard. The Special Servicer may, from time to time, modify any Asset Status Report it has previously delivered and implement such report, provided such report shall have been prepared, reviewed and not rejected pursuant to the terms of this Section, and in particular, shall modify and resubmit such Asset Status Report to the Directing Certificateholder (with a copy to the Trustee and the Certificate Administrator) if (i) the estimated sales proceeds, foreclosure proceeds, workout or restructure terms or anticipated debt forgiveness varies materially from the amount on which the original report was based or (ii) the related Borrower becomes the subject of bankruptcy proceedings. Notwithstanding the foregoing, the Special Servicer (i) may, following the occurrence of an extraordinary event with respect to the related Mortgaged Property, take any action set forth in such Asset Status Report before the expiration of a 10 Business Day period if the Special Servicer has reasonably determined that failure to take such action would materially and adversely affect the interests of the Certificateholders and, with respect to any Serviced Whole Loan, the related Serviced Companion Loan Noteholders (as a collective whole as if such Certificateholders and, if applicable, Serviced Companion Loan Noteholders constituted a single lender (and with respect to any Serviced Whole Loan with a related Subordinate Companion Loan, taking into account the subordinate nature of such Subordinate Companion Loan)), and it has made a reasonable effort to contact the Directing Certificateholder and, if any Serviced Whole Loan is involved, the related Serviced Companion Loan Noteholders and (ii) in any case, shall determine whether such affirmative disapproval is not in the best interests of all the Certificateholders and, with respect to any Serviced Whole Loan, the related Serviced Companion Loan Noteholders (as a collective whole as if such Certificateholders and, if applicable, Serviced Companion Loan Noteholders constituted a single lender (and with respect to any Serviced Whole Loan with a related Subordinate Companion Loan, taking into account the subordinate nature of such Subordinate Companion Loan))

pursuant to the Servicing Standard, and, upon making such determination, shall implement the recommended action outlined in the Asset Status Report. The Asset Status Report is not intended to replace or satisfy any specific consent or approval right which the Directing Certificateholder may have.

The Special Servicer shall have the authority to meet with the Borrower for any Specially Serviced Loan and take such actions consistent with the Servicing Standard and the related Asset Status Report. The Special Servicer shall not take any action inconsistent with the related Asset Status Report, unless such action would be required in order to act in accordance with the Servicing Standard, this Agreement, applicable law or the related Loan Documents.

[During the period when a Control Termination Event has occurred and is continuing, the Special Servicer shall consult on a non-binding basis with the Operating Advisor in connection with each Asset Status Report prior to finalizing and executing such Asset Status Report and the Operating Advisor shall propose, by written notice, alternative courses of action within [10] days of receipt of each Asset Status Report to the extent the Operating Advisor determines such alternatives to be in the best interest of the Certificateholders (including any Certificateholders that were previously included in the Control Eligible Certificates), as a collective whole as if such Certificateholders constituted a single lender. This determination shall be made pursuant to the Operating Advisor Standard. The Special Servicer shall consider any such proposals from the Operating Advisor and determine whether any changes to its proposed Asset Status Report should be made, such determination being made in accordance with the Servicing Standard and the other terms of this Agreement. In addition, with respect to a Serviced Whole Loan, such Asset Status Reports are subject to any non-binding consultation rights, if any, that the holders of the related Pari Passu Companion Loans have pursuant to the related Intercreditor Agreement.

During the period when a Control Termination Event has occurred and is continuing and for so long as no Consultation Termination Event has occurred, the Special Servicer shall consult on a non-binding basis with the Directing Certificateholder in connection with each Asset Status Report prior to finalizing and executing such Asset Status Report and the Directing Certificateholder shall have the right to propose, by written notice, alternative courses of action within 10 days of receipt of each Asset Status Report. The Special Servicer shall consider any such proposals from the Directing Certificateholder and determine whether any changes to its proposed Asset Status Report should be made, such determination being made in accordance with the Servicing Standard and the other terms of this Agreement.] [APPLICABLE TO OFFERINGS PRIOR TO DECEMBER 24, 2016]

[After the occurrence and during the continuance of a Control Termination Event, the Directing Certificateholder shall have no right to consent to any Asset Status Report under this Section 3.23. After the occurrence and during the continuance of a Control Termination Event but prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder, and after the occurrence and during the continuance of an Operating Advisor Consultation Event, the Operating Advisor, will be entitled to consult with the Special Servicer and propose alternative courses of action and provide other feedback in respect of any Asset Status Report. After the occurrence of a Consultation Termination Event, the Directing Certificateholder (other than in its capacity as a Certificateholder) shall have no right to receive any Asset Status Report or otherwise consult with the Special Servicer with respect to Asset

Status Reports and the Special Servicer will only be obligated to consult with the Operating Advisor with respect to any Asset Status Report as described above. The Special Servicer may choose to revise the Asset Status Report as it deems reasonably necessary in accordance with the Servicing Standard to take into account any input and/or recommendations of the Operating Advisor or the Directing Certificateholder after the occurrence and during the continuance of an Operating Advisor Consultation Event or after the occurrence and during the continuance of a Control Termination Event but prior to the occurrence of a Consultation Termination Event, but is under no obligation to follow any particular recommendation of the Operating Advisor or the Directing Certificateholder.] [APPLICABLE TO OFFERINGS CLOSING ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

If neither the Operating Advisor nor the Directing Certificateholder proposes alternative courses of action within 10 days after receipt of such Asset Status Report, the Special Servicer shall implement the Asset Status Report as proposed by the Special Servicer.

[Notwithstanding anything to the contrary herein, if a Consultation Termination Event has occurred, the Directing Certificateholder shall have no right to receive any Asset Status Report or otherwise consult with the Special Servicer with respect to any matter set forth therein. If a Control Termination Event has occurred and is continuing, the Directing Certificateholder shall have no right to consent to any Asset Status Report under this Section 3.23.] [EXCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

No direction, advice, consent, approval or disapproval of the Directing Certificateholder or Operating Advisor shall (a) require, permit or cause the Special Servicer to violate the terms of a Specially Serviced Loan, any related Intercreditor Agreement, applicable law or any provision of this Agreement, including, but not limited to, Section 3.09, Section 3.16, Section 3.18 and Section 3.25 and the Special Servicer's obligation to act in accordance with the Servicing Standard and to maintain the REMIC status of the Loan Specific REMIC, the Lower-Tier REMIC and the Upper-Tier REMIC and the grantor trust status of the Grantor Trust, or (b) result in the imposition of a "prohibited transaction" or "contribution" tax under the REMIC Provisions, or (c) expose the Master Servicer, the Special Servicer, the Depositor, the Trust Fund, the Certificate Administrator, the Paying Agent, the Operating Advisor, the Trustee or their respective officers, directors, employees or agents to any claim, suit or liability or (d) materially expand the scope of the Special Servicer's, Certificate Administrator's, Trustee's or the Master Servicer's responsibilities under this Agreement. The Special Servicer shall not be required to follow any direction of the Directing Certificateholder described in this paragraph.

(f)   [Unless a Control Termination Event has occurred and is continuing,] [EXCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST] the Special Servicer shall deliver to the Operating Advisor only each Final Asset Status Report.

Section 3.24   Special Instructions for the Master Servicer and/or Special Servicer. (a) Prior to taking any action with respect to a Mortgage Loan or a Serviced Whole

Loan secured by Mortgaged Properties located in a "one-action" state, the Master Servicer or Special Servicer, as applicable, shall consult with legal counsel, the fees and expenses of which shall be an expense of the Trust Fund (and, in the case of any Serviced Whole Loan, such expense shall be allocated in accordance with the allocation provisions of the related Intercreditor Agreement).

(b)   The Master Servicer shall send written notice to each Borrower (other than with respect to a Non-Serviced Mortgage Loan) and the related Manager and clearing bank relating to a Mortgage Loan (other than with respect to a Non-Serviced Mortgage Loan) that it is servicing that, if applicable, it and/or the Trustee has been appointed as the "Designee" of the "Lender" under any related Lock-Box Agreement.

(c)   Without limiting the obligations of the Master Servicer hereunder with respect to the enforcement of a Borrower's obligations under the related Loan Documents, the Master Servicer agrees that it shall, in accordance with the Servicing Standard, enforce the provisions of the Loan Documents relating to the Mortgage Loans (other than with respect to a Non-Serviced Mortgage Loan) that it is servicing with respect to the collection of Prepayment Premiums and Yield Maintenance Charges.

(d)   If a Rating Agency shall charge a fee in connection with providing a Rating Agency Confirmation, the Master Servicer shall require the related Borrower (other than with respect to a Non-Serviced Mortgage Loan) to pay such fee to the extent not inconsistent with the applicable Loan Documents. If such fee remains unpaid, such fee shall be an expense of the Trust Fund (allocated as an Additional Trust Fund Expense in the same manner as Realized Losses as set forth in Section 4.01(f) of this Agreement) and, (1) in the case of the AB Whole Loan, such expenses shall be allocated (subject to the terms of the related Intercreditor Agreement) first, to the [LOAN SPECIFIC CLASS] Certificates (and the Class L[___] Interest and the [LOAN SPECIFIC CLASS]-NP Regular Interest) and then, to the extent such expense remains unpaid, to the AB Mortgage Loan (and the [LOAN SPECIFIC CLASS]-P Regular Interest), (2) in the case of a Serviced Pari Passu Whole Loan with a Serviced Pari Passu Companion Loan (but not a Subordinate Companion Loan), allocated in accordance with the allocation provisions of the related Intercreditor Agreement and (3) in the case of any Mortgage Loan other than the AB Mortgage Loan, the Trust Fund, in each case, the costs of which may be advanced as a Servicing Advance.

(e)   The Master Servicer shall, in accordance with the Servicing Standard, use commercially reasonable efforts to exercise on behalf of the Trust any right of the Trust to recover any amounts owed by the Serviced Companion Loan Noteholders to the Trust Fund pursuant to the related Intercreditor Agreement (but in the case of any Serviced Subordinate Companion Loan, subject to Section 1.02). The cost of such enforcement on behalf of the Trust shall be paid and reimbursable as a Servicing Advance.

(f)   With respect to a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan with a Stated Principal Balance equal to or greater than the lesser of 5% of the Stated Principal Balance of all Mortgage Loans (not including the Trust Subordinate Companion Loan) held by the Trust Fund and $35,000,000, or with respect to any Mortgage Loan that is one of the ten largest Mortgage Loans based on Stated Principal Balance, to the extent not inconsistent with the related Mortgage Loan or Serviced Whole Loan, the

Master Servicer shall not consent to a change of franchise affiliation with respect to a Mortgaged Property (other than a Mortgaged Property securing a Non-Serviced Mortgage Loan) serviced hereunder or the property manager with respect to a Mortgaged Property (other than a Mortgaged Property securing a Non-Serviced Mortgage Loan) serviced hereunder unless the Master Servicer obtains a Rating Agency Confirmation relating to the Certificates and Serviced Companion Loan Securities, if any.

Section 3.25 <u>Certain Rights and Obligations of the Master Servicer and/or the Special Servicer</u>. (a) In addition to its rights and obligations with respect to Specially Serviced Loans, the Special Servicer has the right, whether or not the applicable Mortgage Loan (other than a Non-Serviced Mortgage Loan) is a Specially Serviced Loan, to approve (i) certain modifications to the extent described under <u>Section 3.26</u> of this Agreement and (ii) certain waivers of due-on-sale or due-on-encumbrance clauses as described above under <u>Section 3.09</u> of this Agreement. With respect to Performing Loans (other than Non-Serviced Mortgage Loans), the Master Servicer shall notify the Special Servicer of any request for approval (a "<u>Request for Approval</u>") received relating to the Special Servicer's above-referenced approval rights and forward to the Special Servicer its written recommendation and analysis and any other information or documents reasonably requested by the Special Servicer (to the extent such information or documents are in the Master Servicer's possession). Subject to <u>Section 3.09(h)</u> of this Agreement, the Special Servicer shall have 15 Business Days (from the date that the Special Servicer receives the information it requested from the Master Servicer) to analyze and make a recommendation with respect to a Request for Approval with respect to a Performing Loan and, prior to the end of such 15 Business Day period, for so long as no Control Termination Event has occurred and is continuing, is required to notify the Directing Certificateholder and each Serviced Companion Loan Noteholder of such Request for Approval and its recommendation with respect thereto. Following such notice, the Directing Certificateholder shall have 10 Business Days from the date it receives the Special Servicer recommendation and any other information it may reasonably request (or, with respect to any Serviced Whole Loan, such longer time period as may be provided in the related Intercreditor Agreement) to approve any recommendation of the Special Servicer relating to any Request for Approval. In any event, if the Directing Certificateholder does not respond to a Request for Approval by 5 p.m. on the 10th Business Day after such request, the Special Servicer or the Master Servicer, as applicable, may deem its recommendation approved by the Directing Certificateholder and if the Special Servicer does not respond to a Request for Approval within the required 15 Business Days (or such longer time period pursuant to the terms of the related Intercreditor Agreement but not less than five (5) Business Days after the time period set forth therein for Directing Certificateholder approval), the Master Servicer may deem its recommendation approved by the Special Servicer. With respect to a Specially Serviced Loan, the Special Servicer must notify the Directing Certificateholder of any Request for Approval received relating to the Directing Certificateholder's above-referenced approval rights and its recommendation with respect thereto. The Directing Certificateholder shall have 10 Business Days (after receipt of all information reasonably requested) to approve any recommendation of the Special Servicer relating to any such Request for Approval. In any event, if the Directing Certificateholder does not respond to any such Request for Approval by 5 p.m. on the 10th Business Day after such request, the Special Servicer may deem its recommendation approved by the Directing Certificateholder. Notwithstanding the foregoing, (i) with respect to any Whole Loan, the procedure and timing for approval by the Directing Certificateholder (to the extent it is the

related Companion Loan Noteholder) of the related Request for Approval shall be governed by the terms of the related Intercreditor Agreement and (ii) if the Special Servicer determines that immediate action is necessary to protect the interests of the Certificateholders and, with respect to any Serviced Whole Loan, the Certificateholders and the related Serviced Companion Loan Noteholders (as a collective whole as if such Certificateholders and, if applicable, Serviced Companion Loan Noteholders constituted a single lender) (and with respect to any Serviced Whole Loan with a related Subordinate Companion Loan, taking into account the subordinate nature of such Subordinate Companion Loan))and the Special Servicer has made a reasonable effort to contact the Directing Certificateholder, it need not wait for a response from the Directing Certificateholder.

(b)   Notwithstanding any other provision of this Agreement, neither the Master Servicer nor the Special Servicer shall be required to take or refrain from taking any action pursuant to instructions from the Directing Certificateholder, or due to any failure to approve an action by the Directing Certificateholder, or due to any objection by the Directing Certificateholder that would (i) cause any one of them to violate applicable law, the terms of any Loan Documents, any Intercreditor Agreement, including the Servicing Standard, or the REMIC Provisions, (ii) expose the Master Servicer, the Special Servicer, the Depositor, the Paying Agent, a Mortgage Loan Seller, the Trust Fund, the Operating Advisor, the Asset Representations Reviewer, the Trustee, the Certificate Administrator (in any of its capacities), or the Custodian or their respective Affiliates, officers, directors, employees or agents to any claim, suit or liability, (iii) materially expand the scope of the Master Servicer's or the Special Servicer's responsibilities, or (iv) cause the Master Servicer or the Special Servicer to act, or fail to act, in a manner that is not in the best interests of the Certificateholders.

(c)   Notwithstanding any other provision of this Agreement, neither the Master Servicer nor the Special Servicer shall be required to take or refrain from taking any action pursuant to a direction or objection from a Non-Controlling Note Holder that would (i) require or cause either the Master Servicer or the Special Servicer to violate applicable law, the terms of any Loan Documents, any Intercreditor Agreement, this Agreement, including the Servicing Standard, or the REMIC Provisions, (ii) expose the Master Servicer, the Special Servicer, the Depositor, the Paying Agent, a Mortgage Loan Seller, the Trust Fund, the Operating Advisor, the Asset Representations Reviewer, the Trustee, the Certificate Administrator (in any of its capacities), or the Custodian or their respective Affiliates, officers, directors, employees or agents to any claim, suit or liability, (iii) materially expand the scope of the Master Servicer's or the Special Servicer's responsibilities, or (iv) cause the Master Servicer or the Special Servicer to act, or fail to act, in a manner that is not in the best interests of the Certificateholders.

(d)   The Master Servicer and the Special Servicer, as applicable, shall discuss with the Directing Certificateholder, on a monthly basis, the performance of any Mortgage Loan or Serviced Whole Loan that is a Specially Serviced Loan, which is delinquent, has been placed on a "Watch List" or has been identified by the Master Servicer or the Special Servicer as exhibiting deteriorating performance.

Section 3.26   Modification, Waiver, Amendment and Consents. (a) Subject to Sections 3.25, 3.26(f) and 3.27, and, if applicable, each Intercreditor Agreement, (i) with respect to any Mortgage Loan that is not a Specially Serviced Loan, the Master Servicer (subject to the Special Servicer's consent, except as provided in clause (n)) or (ii) with respect to any Specially

Serviced Loan, the Special Servicer, in each case subject to the rights of the Directing Certificateholder and, in the case of the Special Servicer, consultation with the Operating Advisor (if no Control Termination Event has occurred and is continuing and to the extent the Operating Advisor has consultation rights pursuant to Section 3.23(e), Section 3.31 and Section 6.07 of this Agreement), may modify, waive or amend any term of any Mortgage Loan (other than any Non-Serviced Mortgage Loan) or Serviced Whole Loan if such modification, waiver or amendment (A) is consistent with the Servicing Standard and (B) would not constitute a "significant modification" of such Mortgage Loan or Serviced Whole Loan pursuant to Treasury Regulations Section 1.860G-2(b) and would not otherwise (1) cause any Trust REMIC to fail to qualify as a REMIC or (2) result in the imposition of a tax upon any Trust REMIC or the Trust Fund (including but not limited to the tax on "prohibited transactions" as defined in Section 860F(a)(2) of the Code and the tax on contributions to a REMIC set forth in Section 860G(d) of the Code, but not including the tax on "net income from foreclosure property" under Section 860G(c) of the Code). In connection with (i) the release of a Mortgaged Property or any portion of a Mortgaged Property from the lien of the related Mortgage or (ii) the taking of a Mortgaged Property or any portion of a Mortgaged Property by exercise of the power of eminent domain or condemnation, if the Loan Documents require the Master Servicer or the Special Servicer, as applicable, to calculate (or to approve the calculation of the related Borrower of) the loan-to-value ratio of the remaining Mortgaged Property or Mortgaged Properties or the fair market value of the real property constituting the remaining Mortgaged Property or Mortgaged Properties, for purposes of REMIC qualification of the related Mortgage Loan or Serviced Whole Loan, then such calculation shall exclude the value of any personal property and going concern value, if any. If, following any such release or taking, the loan-to-value ratio as so calculated is greater than 125%, the Master Servicer or Special Servicer, as applicable, shall require payment of principal by a "qualified amount" as determined under Revenue Procedure 2010-30 or successor provisions, unless the related Borrower provides an Opinion of Counsel that if such amount is not paid the related Mortgage Loan will not fail to be a Qualified Mortgage.

(b)   Neither the Master Servicer nor the Special Servicer may extend the Maturity Date of any Mortgage Loan, Serviced Whole Loan or Specially Serviced Loan beyond the date that is the date occurring later than the earlier of (1) five years prior to the Rated Final Distribution Date and (2) in the case of a Mortgage Loan, Serviced Whole Loan or Specially Serviced Loan secured solely or primarily by the related Borrower's interest in a ground lease (or, with respect to a leasehold interest where the Borrower is the lessee and that is a space lease or an air rights lease, such space lease or air rights lease), the date that is 20 years prior to the expiration date of such ground lease (or, with respect to a leasehold interest where the Borrower is the lessee and that is a space lease or an air rights lease, such space lease or air rights lease) (or 10 years prior to the expiration date of such lease if the Master Servicer or the Special Servicer, as applicable gives due consideration to the remaining term of such ground lease (or, with respect to a leasehold interest where the Borrower is the lessee and that is a space lease or an air rights lease, such space lease or air rights lease) and such extension is in the best interest of the Certificateholders and, with respect to a Serviced Whole Loan, the related Serviced Companion Loan Noteholder (as a collective whole as if such Certificateholders and (with respect to a Serviced Whole Loan) Serviced Companion Loan Noteholder constituted a single lender (and with respect to any Serviced Whole Loan with a related Subordinate Companion Loan, taking into account the subordinate nature of such Subordinate Companion Loan)) and, if no Control

Termination Event has occurred and is continuing, with the consent of the Directing Certificateholder).

(c)   Neither the Master Servicer nor the Special Servicer shall permit any Borrower to add or substitute any collateral for an outstanding Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan, which collateral constitutes real property, unless the Master Servicer or the Special Servicer, as applicable, shall have obtained a Rating Agency Confirmation relating to the Certificates and Serviced Companion Loan Securities, if any.

(d)   Any payment of interest, which is deferred pursuant to any modification, waiver or amendment permitted hereunder, shall not, for purposes hereof, including, without limitation, calculating monthly distributions to Certificateholders or, if applicable, Serviced Companion Loan Noteholders, be added to the unpaid principal balance of the related Mortgage Loan or Serviced Whole Loan, notwithstanding that the terms of such Mortgage Loan or Serviced Whole Loan or such modification, waiver or amendment so permit.

(e)   Except for waivers of Penalty Charges and waivers of notice periods, all material modifications, waivers and amendments of the Mortgage Loans (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loans in accordance with this Section 3.26 or Section 3.27 of this Agreement (with respect to Serviced Whole Loans) shall be in writing.

(f)   The Master Servicer or the Special Servicer, as applicable, shall notify the Trustee, the Certificate Administrator, the Directing Certificateholder (other than if a Consultation Termination Event has occurred), the Operating Advisor [(only if a Control Termination Event has occurred and is continuing)], [EXCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST], the Depositor, the related Serviced Companion Loan Noteholder (if any) and the 17g-5 Information Provider (who shall promptly post such notice to the 17g-5 Information Provider's Website pursuant to Section 3.14(d) of this Agreement), in writing, of any modification, waiver, material consent or amendment of any term of any Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan and the date thereof, and shall deliver to the Custodian for deposit in the related Mortgage File, an original counterpart of the agreement relating to such modification, waiver, material consent or amendment, promptly (and in any event within 10 Business Days) following the execution thereof.

(g)   The Master Servicer or the Special Servicer may (subject to the Servicing Standard), as a condition to granting any request by a Borrower for consent, modification, waiver or indulgence or any other matter or thing, the granting of which is within its discretion pursuant to the terms of the instruments evidencing or securing the related Mortgage Loan or Serviced Whole Loan and is permitted by the terms of this Agreement and applicable law, require that such Borrower pay to it (i) as additional servicing compensation, a reasonable and customary fee for the additional services performed in connection with such request (provided that the charging of such fee would not constitute a "significant modification" of the related Mortgage Loan or Serviced Whole Loan within the meaning of Treasury Regulations Section 1.860G-2(b)), and (ii) any related costs and expenses incurred by it. In no event shall the Master Servicer or the

Special Servicer be entitled to payment for such fees or expenses unless such payment is collected from the related Borrower.

(h)   Notwithstanding the foregoing, the Master Servicer shall not permit the substitution of any Mortgaged Property pursuant to the defeasance provisions of any Mortgage Loan or Serviced Whole Loan (or any portion thereof), if any, unless such defeasance complies with Treasury Regulations Section 1.860G-2(a)(8) and satisfies the conditions set forth in Section 3.09(g) of this Agreement.

(i)   Notwithstanding anything herein or in the related Loan Documents to the contrary, the Master Servicer may permit the substitution of direct, non-callable "government securities" within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, or any other securities that comply with Treasury Regulations Section 1.860G-2(a)(8)(ii) (including U.S. government agency securities if such securities are eligible defeasance collateral under then current guidelines of the Rating Agencies) for any Mortgaged Property pursuant to the defeasance provisions of any Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan (or any portion thereof) in lieu of the defeasance collateral specified in the related Loan Documents; provided that, the Master Servicer reasonably determines that allowing their use would not cause a default or event of default under the related Loan Documents to become reasonably foreseeable and the Master Servicer receives an Opinion of Counsel (at the expense of the Borrower to the extent permitted under the Loan Documents) to the effect that such use would not be and would not constitute a "significant modification" of such Mortgage Loan or Serviced Whole Loan pursuant to Treasury Regulations Section 1.860G-2(b) and would not otherwise endanger the status of the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC as a REMIC or result in the imposition of a tax upon the Loan Specific REMIC, the Lower-Tier REMIC, the Upper-Tier REMIC or the Trust Fund (including but not limited to the tax on "prohibited transactions" as defined in Section 860F(a)(2) of the Code and the tax on contributions to a REMIC set forth in Section 860G(d) of the Code, but not including the tax on "net income from foreclosure property") and provided, that the requirements set forth in Section 3.09(g) of this Agreement are satisfied.

(j)   If required under the related Loan Documents or if otherwise consistent with the Servicing Standard, the Master Servicer shall establish and maintain one or more accounts, which may be sub-accounts of the Collection Account (the "Defeasance Accounts"), into which all payments received by the Master Servicer from any defeasance collateral substituted for any Mortgaged Property shall be deposited and retained, and shall administer such Defeasance Accounts in accordance with the Loan Documents. Each Defeasance Account shall at all times be an Eligible Account. Notwithstanding the foregoing, in no event shall the Master Servicer permit such amounts to be maintained in the Defeasance Account for a period in excess of 12 months, unless such amounts are reinvested by the Master Servicer in "government securities" within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, or any other securities that comply with Treasury Regulations Section 1.860G-2(a)(8)(ii). To the extent not required or permitted to be placed in a separate account, the Master Servicer shall deposit all payments received by it from defeasance collateral substituted for any Mortgaged Property into the Collection Account or, if a Serviced Whole Loan is involved, the Serviced Whole Loan Collection Account and treat any such payments as payments made on the Mortgage Loan or Serviced Whole Loan, as applicable, in advance of its Due Date in accordance

with clause (a) of the definition of Principal Distribution Amount, and not as a prepayment of the related Mortgage Loan or Serviced Whole Loan. Notwithstanding anything herein to the contrary, in no event shall the Master Servicer permit such amounts to be maintained in the Collection Account or, if a Serviced Whole Loan is involved, the Serviced Whole Loan Collection Account for a period in excess of 365 days.

(k)   Any right to take any action, grant or withhold any consent or otherwise exercise any right, election or remedy afforded the Directing Certificateholder under this Agreement may, unless otherwise expressly provided herein to the contrary, be affirmatively waived by the Directing Certificateholder by written notice given to the Trustee, the Certificate Administrator, the Master Servicer or the Special Servicer, as applicable. Upon delivery of any such notice of waiver given by the Directing Certificateholder, any time period (exclusive or otherwise) afforded the Directing Certificateholder to exercise any such right, make any such election or grant or withhold any such consent shall thereupon be deemed to have expired with the same force and effect as if the specific time period set forth in this Agreement applicable thereto had itself expired. If the Master Servicer or Special Servicer determines that a refusal to consent by the Directing Certificateholder or any advice from the Directing Certificateholder would cause the Master Servicer or Special Servicer, as applicable, to violate applicable law, the terms of the applicable Loan Documents, any related Intercreditor Agreements, the REMIC Provisions or the terms of this Agreement, including without limitation, the Servicing Standard, the Master Servicer or Special Servicer shall disregard such refusal to consent or advice and notify the Directing Certificateholder, the Trustee, the Certificate Administrator, the related Serviced Companion Loan Noteholder (if any) and the 17g-5 Information Provider (who shall promptly post such notice to the 17g-5 Information Provider's Website pursuant to Section 3.14(d) of this Agreement) of its determination, including a reasonably detailed explanation of the basis therefor.

(l)   Any modification, waiver or amendment of or consents or approvals relating to a Mortgage Loan or Serviced Whole Loan that is a Specially Serviced Loan or Serviced REO Loan (i) shall be performed by the Special Servicer and not the Master Servicer, (ii) to the extent provided in this Agreement and/or the applicable Intercreditor Agreement, shall be subject to the consent of the related Directing Certificateholder, and (iii) shall be structured so as to be consistent with the allocation and payment priorities in the related Loan Documents and Intercreditor Agreement, if any, such that neither the Trust as holder of the Mortgage Loan nor a holder of any related Serviced Companion Loan gains a priority over the other such holder that is not reflected in the related Loan Documents and Intercreditor Agreement.

(m)   Any modification, waiver or amendment of or consents or approvals relating to a Performing Loan (other than a Non-Serviced Mortgage Loan) shall be subject to the consent of the Special Servicer (other than as set forth in Section 3.26(n)), and the Special Servicer shall obtain the consent of the related Directing Certificateholder to the extent provided in this Agreement and/or the applicable Intercreditor Agreement. When the Special Servicer's consent is required (with respect to any non-Specially Serviced Loan (other than a Non-Serviced Mortgage Loan)), the Master Servicer shall promptly provide the Special Servicer with written notice of any request for modification, waiver, amendment, consent or approval accompanied by the Master Servicer's written recommendation and analysis and any and all information in the Master Servicer's possession or control that the Special Servicer may reasonably request to grant

or withhold such consent. When the Special Servicer's consent is required hereunder, such consent shall be deemed given 15 Business Days, or such longer time period pursuant to the terms of the related Intercreditor Agreement but not less than five (5) Business Days after the time period set forth therein for Directing Certificateholder approval, (or in connection with an Acceptable Insurance Default, 90 days) after receipt (unless earlier objected to) by the Special Servicer from the Master Servicer of the Master Servicer's written analysis and recommendation with respect to such proposed action together with such other information reasonably required by the Special Servicer. With respect to all Specially Serviced Loans and Performing Loans (other than a Non-Serviced Mortgage Loans), the Special Servicer shall, prior to consenting to such a proposed action of the Master Servicer, and prior to itself taking such an action, obtain the written consent of the related Directing Certificateholder, which consent shall be deemed given 10 Business Days after receipt (or in connection with an Acceptable Insurance Default, 30 days) (unless earlier objected to) by such Directing Certificateholder of the Master Servicer's and/or Special Servicer's, as applicable, written analysis and recommendation with respect to such action together with such other information reasonably required by such Directing Certificateholder.

(n)   For any Mortgage Loan or Serviced Whole Loan (other than a Specially Serviced Loan or a Non-Serviced Mortgage Loan), subject to the rights of the Special Servicer set forth in this Section 3.26, and further subject to the rights of the Directing Certificateholder set forth herein, and, with respect to any Serviced Whole Loan, further subject to the rights of the related Companion Loan Noteholders under the related Intercreditor Agreement, the Master Servicer, without the consent of the Special Servicer, the Directing Certificateholder or the Operating Advisor, as applicable, shall be responsible to determine whether to consent to or approve any request by a Borrower with respect to:

(i)   approving routine leasing activity with respect to any lease for less than the lesser of (A) 30,000 square feet and (B) 30% of the net rentable area of the related Mortgaged Property;

(ii)   approving any waiver affecting the timing of receipt of financial statements from any Borrower; provided that such financial statements are delivered no less than quarterly and within 60 days after the end of the calendar quarter;

(iii)   approving annual budgets for the related Mortgaged Property; provided that no such budget (A) provides for the payment of operating expenses in an amount equal to more than 110% of the amounts budgeted therefor for the prior year or (B) provides for the payment of any material expenses to any affiliate of the Borrower (other than the payment of a management fee to any property manager if such management fee is no more than the management fee in effect on the Cut-off Date);

(iv)   subject to other restrictions herein regarding Principal Prepayments, waiving any provision of a Mortgage Loan or Serviced Whole Loan requiring a specified number of days' notice prior to a Principal Prepayment;

(v)   approving non-material modifications, consents or waivers (other than modifications, consents or waivers specifically prohibited under this Section 3.26) in

connection with a defeasance subject to the requirements set forth in Section 3.09(g) of this Agreement;

(vi)   approving consents with respect to non-material rights-of-way and non-material easements and consent to subordination of the related Mortgage Loan or Serviced Whole Loan to such non-material rights-of-way or easements; provided, that the Master Servicer shall have determined in accordance with the Servicing Standard that such right-of-way or easement shall not materially interfere with the then-current use of the related Mortgaged Property or the security intended to be provided by the related Mortgage and will not have a material adverse effect on the value of such Mortgaged Property;

(vii)   granting waivers of minor covenant defaults (other than financial covenants);

(viii)   as permitted under the Loan Documents, payment from any escrow or reserve, or approving disbursements of any earnout or holdback amounts in accordance with the related Loan Documents, except (1) releases of any escrows, reserves or letters of credit held as performance escrows or reserves (unless required pursuant to the specific terms of the related Mortgage Loan or Serviced Whole Loan and for which there is no material lender discretion) or (2) releases of earnouts or holdback amounts with respect to those Mortgage Loans identified on Exhibit Y hereto;

(ix)   approving a change of the property manager at the request of the related Borrower so long as (a) the successor property manager is not affiliated with the borrower and is a nationally or regionally recognized manager of similar properties, and (b) the subject Mortgage Loan or Serviced Whole Loan does not have an outstanding principal balance in excess of the lesser of $5,000,000 or 2% of the then aggregate principal balance of the Mortgage Loans;

(x)   any non-material modifications, waivers or amendments not provided for in clauses (i) through (ix) above, which are necessary to cure any ambiguities or to correct scrivener's errors in the terms of the related Mortgage Loan or Serviced Whole Loan.

provided, in the case of any Serviced Whole Loan, the Master Servicer shall provide written notice of such action to the related Companion Loan Noteholders. For the avoidance of doubt, and without limiting the generality of the foregoing, any request for the disbursement of earnouts or holdback amounts with respect to (i) any Specially Serviced Loan shall be processed by the Special Servicer and (ii) any Mortgage Loan listed on Exhibit Y received by the Master Servicer shall be processed by the Master Servicer and submitted to the Special Servicer for approval. For purposes of this Agreement, "disbursement of earnouts or holdback amounts" shall mean the disbursement or funding to a borrower of previously unfunded, escrowed or otherwise reserved portions of the loan proceeds of the applicable Mortgage Loan until certain conditions precedent thereto relating to the satisfaction of performance-related criteria (*i.e.*, project reserve thresholds, lease-up requirements, sales requirements, etc.), as set forth in the applicable loan documents, have been satisfied.

Section 3.27   Certain Intercreditor Matters Relating to the Serviced Whole Loans. (a) With respect to Serviced Whole Loans, except for those duties to be performed by,

and notices to be furnished by, the Trustee under this Agreement, the Master Servicer or the Special Servicer, as applicable, shall perform such duties and furnish such notices, reports and information on behalf of the Trust Fund as may be the obligation of the Trust, or the obligation of the master servicer or the special servicer, as applicable, following securitization, under the related Intercreditor Agreement.

(b)   The Master Servicer shall maintain a register (the "Serviced Companion Loan Noteholder Register") on which the Master Servicer shall record the names and addresses of the Serviced Companion Loan Noteholders and wire transfer instructions for such Serviced Companion Loan Noteholders from time to time, to the extent such information is provided in writing to the Master Servicer by a Serviced Companion Loan Noteholder. Each Serviced Companion Loan Noteholder has agreed to inform the Master Servicer of its name, address, taxpayer identification number and wiring instructions (to the extent the foregoing information is not already contained in the related Intercreditor Agreement) and of any transfer thereof (together with any instruments of transfer). The name and address of each initial Serviced Companion Loan Noteholder as of the Closing Date is set forth on Schedule VII hereto. The Master Servicer shall be entitled to conclusively rely upon the information delivered by any Serviced Companion Loan Noteholder until it receives notice of transfer or of any change in information.

In no event shall the Master Servicer be obligated to pay any party the amounts payable to a Serviced Companion Loan Noteholder hereunder other than the Person listed as the applicable Serviced Companion Loan Noteholder on the Serviced Companion Loan Noteholder Register. In the event that a Serviced Companion Loan Noteholder transfers the related Serviced Companion Loan without notice to the Master Servicer, the Master Servicer shall have no liability whatsoever for any misdirected payment on such Serviced Companion Loan and shall have no obligation to recover and redirect such payment.

The Master Servicer shall promptly provide the names and addresses of any Serviced Companion Loan Noteholder to any party hereto, any related Companion Loan Noteholder or any successor thereto upon written request, and any such party or successor may, without further investigation, conclusively rely upon such information. The Master Servicer shall have no liability to any Person for the provision of any such names and addresses.

(c)   The Directing Certificateholder shall not owe any fiduciary duty to the Trustee, any Master Servicer, any Special Servicer, any Certificateholder (including the Controlling Class Representative, if applicable) or any noteholder of a Serviced Whole Loan. The Directing Certificateholder will not have any liability to the Certificateholders (including the Controlling Class Representative, if applicable) or any other noteholder of a Serviced Whole Loan, as applicable, for any action taken, or for refraining from the taking of any action or the giving of any consent, pursuant to this Agreement, or for errors in judgment.

(d)   With respect to any Serviced Whole Loan, the Directing Certificateholder shall be entitled to exercise the consent rights, cure rights and purchase rights, as applicable, to the extent set forth in the applicable Intercreditor Agreement, in accordance with the terms of the related Intercreditor Agreement and this Agreement.

(e)   The Special Servicer (if any Serviced Companion Loan is a Specially Serviced Loan or has become a Serviced REO Loan) or the Master Servicer (otherwise), as applicable, shall take all actions relating to the servicing and/or administration of, and (subject to Section 3.13 and Section 3.17 of this Agreement and the following paragraph) the preparation and delivery of reports and other information with respect to, the Serviced Whole Loan related to any Serviced Companion Loan or any related Serviced REO Property required to be performed by the holder of the related Mortgage Loan or contemplated to be performed by a servicer, in any case pursuant to and as required by each related Intercreditor Agreement and/or any related mezzanine intercreditor agreement existing on the Closing Date and any related Intercreditor Agreement or mezzanine intercreditor agreement not existing on the Closing Date that is provided to the Master Servicer or Special Servicer, as applicable. In addition notwithstanding anything herein to the contrary, the following considerations shall apply with respect to the servicing of a Serviced Companion Loan:

(i)   none of the Master Servicer, the Special Servicer or the Trustee shall make any P&I Advance with respect to the Serviced Companion Loan; and

(ii)   the Master Servicer and the Special Servicer shall each consult with and obtain the consent of the related Serviced Companion Loan Noteholder(s) to the extent required by the related Intercreditor Agreement.

The Master Servicer or Special Servicer, as applicable, shall timely provide to each related Serviced Companion Loan Noteholder any reports or notices required to be delivered to such Serviced Companion Loan Noteholder pursuant to the related Intercreditor Agreement, and the Special Servicer shall reasonably cooperate with the Master Servicer and the Master Servicer shall reasonably cooperate with the Special Servicer in preparing/delivering any such report or notice with respect to special servicing matters.

If any Serviced Companion Loan or any portion thereof or any particular payments thereon are included in a REMIC or a "grantor trust" (within the meaning of the Grantor Trust Provisions), then neither the Master Servicer nor the Special Servicer shall knowingly take any action that would result in the equivalent of an Adverse REMIC Event with respect to such REMIC or adversely affect the tax status of such grantor trust as a grantor trust.

The parties hereto acknowledge that a Serviced Companion Loan Noteholder shall not (1) owe any fiduciary duty to the Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer or any Certificateholder or (2) have any liability to the Trustee or the Certificateholders for any action taken, or for refraining from the taking of any action pursuant to the related Intercreditor Agreement or the giving of any consent or for errors in judgment. Each Certificateholder, by its acceptance of a Certificate, shall be deemed to have confirmed its understanding that a Serviced Companion Loan Noteholder (i) may take or refrain from taking actions that favor its interests or the interests of its affiliates over the Certificateholders, (ii) may have special relationships and interests that conflict with the interests of the Certificateholders and shall be deemed to have agreed to take no action against a Serviced Companion Loan Noteholder or any of its officers, directors, employees, principals or agents as a result of such special relationships or conflicts, and (iii) shall not be liable by reason of its having acted or refrained from acting solely in its interest or in the interest of its affiliates.

The parties hereto recognize and acknowledge the respective rights of each Serviced Companion Loan Noteholder under the related Intercreditor Agreement. Each of the rights of a Serviced Companion Loan Noteholder under or contemplated by this Section 3.27(e) may be exercisable by a designee thereof on its behalf; provided that the Master Servicer, the Special Servicer, the Certificate Administrator and the Trustee are provided with written notice by the related Serviced Companion Loan Noteholder of such designation (upon which such party may conclusively rely) and the contact details of the designee.

Notwithstanding anything herein or in the Intercreditor Agreement to the contrary, no direction or objection by the Serviced Companion Loan Noteholder may require or cause the Master Servicer or the Special Servicer, as applicable, to violate any provision of any Mortgage Loan, applicable law, this Agreement, any Intercreditor Agreement or the REMIC Provisions, including without limitation the Master Servicer's or Special Servicer's obligation to act in accordance with the Servicing Standard, or expose the Master Servicer, the Special Servicer, the Depositor, a Mortgage Loan Seller, the Operating Advisor, the Asset Representations Reviewer, the Paying Agent, the Trust Fund, the Certificate Administrator (in any of its capacities) or the Trustee to liability, or materially expand the scope of the Master Servicer's or Special Servicer's responsibilities hereunder.

Any reference to servicing any of the Mortgage Loans in accordance with any of the related Loan Documents (including the related Mortgage Note and Mortgage) shall also mean, in the case of a Serviced Whole Loan, in accordance with the related Intercreditor Agreement.

To the extent not otherwise expressly included herein, any provisions required to be included herein pursuant to any Intercreditor Agreement for a Serviced Whole Loan or a Non-Serviced Whole Loan are deemed incorporated herein by reference, and the parties hereto shall comply with those provisions as if set forth herein in full.

For purposes of exercising any rights that the Directing Certificateholder of the Mortgage Note for any Mortgage Loan in a Serviced Whole Loan may have under the related Intercreditor Agreement, the Directing Certificateholder shall be the designee of the Trust, as such noteholder. The Certificate Administrator shall provide notice of the identity of the Controlling Class Representative (to the extent the Certificate Administrator has received notice of a change in the identity of the Controlling Class Representative), upon request, to the other parties to the related Intercreditor Agreement, to the extent the identity and contact information of such parties to such Intercreditor Agreement are actually known to the Certificate Administrator.

(f)   With respect to a Non-Serviced Mortgage Loan, the Master Servicer shall deliver information comparable to the above described information in Section 3.13(c) and Section 3.13(d) hereof to the same Persons as described above in Section 3.13(c) and Section 3.13(d) and according to the same time frames as described above in Section 3.13(c) and Section 3.13(d), to the extent such Master Servicer has timely received such information from the Other Servicer under the Other Pooling and Servicing Agreement.

Promptly following the Closing Date, the Certificate Administrator shall send written notice substantially in the form of Exhibit EE hereto, accompanied by a copy of an

executed version of this Agreement, with respect to each Non-Serviced Mortgage Loan and with respect to the [NON-SERVICED LOAN] Pari Passu Note A-1, after the Certificate Administrator receives notice of the [NON-SERVICED LOAN] Pari Passu Note A-1 Securitization Date to each applicable Other Servicer, Other Special Servicer and Other Trustee stating that, as of the Closing Date, the Trustee is the holder of the applicable Non-Serviced Mortgage Loan and directing each such recipient to remit to the Master Servicer no later than one (1) Business Day after each Determination Date all amounts payable to, and to forward, deliver or otherwise make available, as the case may be, to the Master Servicer no later than one (1) Business Day after each Determination Date all reports, statements, documents, communications and other information that are to be forwarded, delivered or otherwise made available to, the holder of the applicable Non-Serviced Mortgage Loan under the related Intercreditor Agreement and Other Pooling and Servicing Agreement. Such notice shall also provide contact information for the Certificate Administrator, the Trustee, the Master Servicer, the Special Servicer, the Directing Certificateholder, the 17g-5 Information Provider and the Rating Agencies.

With respect to a Non-Serviced Mortgage Loan, if the applicable Other Servicer, Other Special Servicer or Other Trustee shall be replaced in accordance with the terms of the related Other Pooling and Servicing Agreement, promptly upon notice thereof, the applicable party to this Agreement that receives such notice shall, upon request, acknowledge such successor as the successor to the Other Servicer, Other Special Servicer or Other Trustee, as the case may be.

With respect to each Serviced Whole Loan, the Master Servicer or the Special Servicer, as applicable, shall provide each Companion Loan Noteholder and, if applicable, related Non-Directing Certificateholder (or its designee or representative), within the same time frame and to the same extent it is required to provide such information and materials to the Certificateholders or the Directing Certificateholder, as applicable, hereunder with (1) copies of each financial statement received by the Master Servicer pursuant to the terms of the related Loan Documents, (2) copies of any notice of default sent to the Borrower and (3) subject to the terms of the Loan Documents, copies of any other documents or information relating to the Serviced Whole Loan (including, without limitation, property inspection reports, loan servicing statements, Borrower requests and asset status reports) that the Master Servicer delivers to the related Directing Certificateholder and copies of any other notice, information or report that it is required to provide to the Directing Certificateholder pursuant to this Agreement with respect to any Major Decision or with respect to any "major decisions" or "major actions" as set forth in the related Intercreditor Agreement or the implementation of any recommended actions outlined in an Asset Status Report relating to such Serviced Whole Loan. Any copies to be furnished by the Master Servicer or the Special Servicer may be furnished by hard copy or electronic means.

Section 3.28 <u>Directing Certificateholder Contact with the Master Servicer and the Special Servicer</u>. Each of the Master Servicer and the Special Servicer shall, not more frequently than once per month, without charge, make a knowledgeable Servicing Officer via telephone available during normal business hours to verbally answer questions from the Directing Certificateholder (for so long as no Consultation Termination Event has occurred) and the Operating Advisor (for so long as a Control Termination Event has occurred and is continuing) regarding the performance and servicing of the Mortgage Loans and/or REO

Properties for which the Master Servicer or the Special Servicer, as the case may be, is responsible.

Section 3.29 <u>Controlling Class Certificateholders and the Controlling Class Representative; Certain Rights and Powers of the Directing Certificateholder</u>. (a) Each Certificateholder and Certificate Owner of a Control Eligible Certificate is hereby deemed to have agreed by virtue of its purchase of such Certificate (or beneficial ownership interest in such Certificate) to provide its name and address to the Certificate Registrar and to notify the Certificate Registrar of the transfer of any Control Eligible Certificate (or the beneficial ownership of any Control Eligible Certificate), the selection of a Controlling Class Representative or the resignation or removal thereof. Any such Certificateholder (or Certificate Owner) or its designee at any time appointed Controlling Class Representative is hereby deemed to have agreed by virtue of its purchase of a Control Eligible Certificate (or the beneficial ownership interest in a Control Eligible Certificate) to notify the Certificate Registrar when such Certificateholder (or Certificate Owner) or designee is appointed Controlling Class Representative and when it is removed or resigns. Upon receipt of such notice, the Certificate Registrar shall notify the Special Servicer, the Master Servicer, the Certificate Administrator, the Depositor, the Operating Advisor, the Asset Representations Reviewer, the Trustee, each Serviced Companion Loan Noteholder of the identity of the Controlling Class Representative, any resignation or removal thereof and/or any new Holder or Certificate Owner of a Control Eligible Certificate.

In addition, upon the request of the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee or the Operating Advisor, the Asset Representations Reviewer, the Certificate Registrar shall promptly (but no later than five (5) Business Days after such request) provide to the requesting party the identity of the then-current Controlling Class and a list of the Holders of Certificates of the Controlling Class. However, if any Controlling Class Certificateholder is listed as being the Depository, then the Certificate Administrator shall promptly (but in no event more than five (5) Business Days following such request) request from the Depository, the list of Certificate Owners of the Controlling Class, and the Certificate Administrator shall provide such list to the requesting party promptly upon receipt; <u>provided that</u>, if any Controlling Class Certificateholder is listed as the Depository and the Certificate Administrator has actual knowledge of the identity of the related Certificate Owner, then the Certificate Administrator shall include such Certificate Owner in the list provided to any requesting party pursuant to first sentence of this paragraph. The Master Servicer, the Special Servicer, the Trustee, the Operating Advisor and the Asset Representations Reviewer shall be entitled to conclusively rely on any such information so provided. Any expenses incurred in connection with obtaining such information shall be at the expense of the requesting party, except that if (i) such expenses arise in connection with an event as to which the Directing Certificateholder (or Controlling Class Representative) has review, consent or consultation rights with respect to an action taken by, or report prepared by, the requesting party pursuant to this Agreement or the related Other Pooling and Servicing Agreement and (ii) the requesting party has not been notified of the identity of the Directing Certificateholder (or Controlling Class Representative) or reasonably believes that the identity of the Directing Certificateholder (or Controlling Class Representative) has changed, then such expenses shall be at the expense of the Trust.

To the extent the Master Servicer has actual knowledge of any change in the identity of a Holder (or Certificate Owners) of the Controlling Class, then the Master Servicer shall promptly notify the Trustee, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Special Servicer thereof, who may rely conclusively on such notice from the Master Servicer.

(b)   Once a Controlling Class Representative has been selected, each of the Master Servicer, the Special Servicer, the Depositor, the Trustee, the Certificate Administrator, the Certificate Registrar, the Operating Advisor, the Asset Representations Reviewer, the Paying Agent and each other Certificateholder (or Certificate Owner, if applicable) shall be entitled to rely on such selection unless a majority of the Controlling Class Certificateholders, by Certificate Balance, or such Controlling Class Representative shall have notified the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the Paying Agent and each other Controlling Class Certificateholder, in writing, of the resignation of such Controlling Class Representative or the selection of a new Controlling Class Representative. Upon the resignation of a Controlling Class Representative, the Certificate Administrator shall request the Controlling Class Certificateholders to select a new Controlling Class Representative.

(c)   Until it receives notice to the contrary, each of the Master Servicer, the Special Servicer, the Paying Agent, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee, shall be entitled to rely on the most recent notification with respect to the identity of the Controlling Class Certificateholder and the Controlling Class Representative.

(d)   The Master Servicer, Special Servicer, Trustee, Operating Advisor and Asset Representations Reviewer, shall be entitled to request that the Certificate Administrator provide, and the Certificate Administrator shall promptly (but no later than five (5) Business Days after such request) provide (i) for so long as no Consultation Termination Event has occurred, the identity of the Controlling Class Representative, including names and addresses and, to the extent reasonably available, a list of Controlling Class Certificateholders and (ii) confirmation as to whether a Control Termination Event or Consultation Termination Event has occurred in the 12 months preceding any such request or any other period specified in such request. In addition to the foregoing, within two (2) Business Days of receiving notice of the selection of a new Controlling Class Representative or the existence of a new Controlling Class Certificateholder, the Certificate Administrator shall notify the Trustee, the Operating Advisor, the Asset Representations Reviewer, the Master Servicer and the Special Servicer. Any expenses incurred in connection with obtaining such information shall be at the expense of the requesting party, except that if (i) such expenses arise in connection with an event as to which the Directing Certificateholder (or Controlling Class Representative) has review, consent or consultation rights with respect to an action taken by, or report prepared by, the requesting party pursuant to this Agreement or the related Other Pooling and Servicing Agreement and (ii) the requesting party has not been notified of the identity of the Directing Certificateholder (or Controlling Class Representative) or reasonably believes that the identity of the Directing Certificateholder (or Controlling Class Representative) has changed, then such expenses shall be at the expense of the Trust.

At any time more than 50% of the Percentage Interest of the Controlling Class Certificateholders direct the Certificate Administrator in writing to hold an election for a Controlling Class Representative, the Certificate Administrator shall hold such election as soon as practicable at the expense of such requesting Certificateholders.

(e)   If to the extent the Certificate Administrator determines that a Class of Book-Entry Certificates is the Controlling Class, the Certificate Administrator shall notify the related Certificateholders of such Class (through the Depository) of such event.

(f)   Each Certificateholder acknowledges and agrees, by its acceptance of its Certificates, that: (i) the Directing Certificateholder may have special relationships and interests that conflict with those of Holders of one or more Classes of Certificates or Companion Loan Noteholders; (ii) the Directing Certificateholder may act solely in the interests of the Holders of the Controlling Class (or, in the case of the AB Whole Loan, to the extent the Directing Certificateholder is the Loan Specific Directing Certificateholder, in the interests of the Holders of the [LOAN SPECIFIC CLASS] Certificates) (or, in the case of a Whole Loan, in the interests of one or more Companion Loan Noteholders); (iii) the Directing Certificateholder does not have any liability or duties to the Holders of any Class of Certificates other than the Controlling Class; (iv) the Directing Certificateholder may take actions that favor the interests of the Directing Certificateholder or one or more Classes of the Certificates including the Holders of the Controlling Class (or, in the case of a Whole Loan, one or more Companion Loan Noteholders) over the interests of the Holders of one or more Classes of Certificates and other Companion Loan Noteholders; and (v) the Directing Certificateholder shall have no liability whatsoever to any Certificateholder, the Trust, any Companion Loan Noteholder any party hereto or any other Person (including any Borrower under a Mortgage Loan) for having so acted as set forth in clauses (i) through (iv) of this paragraph, and no Certificateholder or Companion Loan Noteholder may take any action whatsoever against the Directing Certificateholder or any director, officer, employee, agent or principal thereof for having so acted.

(g)   The Certificate Registrar shall determine which Class of Certificates is the then-current Controlling Class within two (2) Business Days of a request from the Master Servicer, Special Servicer, Trustee, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator or any Certificateholder and provide such information to the requesting party.

(h)   At any time when the most senior Class of Control Eligible Certificates are the Controlling Class, the Holder of more than 50% of the Controlling Class (by Certificate Balance) may waive its right to act as, or appoint a representative to act as, the Controlling Class Representative and to exercise any of the rights of the Controlling Class Representative or cause the exercise of any of the rights of the Controlling Class Representative by irrevocable written notice delivered to the Depositor, Certificate Administrator, Certificate Registrar, Trustee, Master Servicer, Special Servicer, Operating Advisor and Asset Representations Reviewer. Any such waiver shall remain effective with respect to such Holder and the most senior Class of Control Eligible Certificates until such time as that Certificateholder has (i) sold a majority of the most senior Class of Control Eligible Certificates (by Certificate Balance) to an unaffiliated third party and (ii) certified to the Depositor, Certificate Administrator, Certificate Registrar, Trustee, Master Servicer, Special Servicer, Operating Advisor and Asset Representations Reviewer, that (a) the transferor retains no direct or indirect voting rights with respect to the most senior Class

of Control Eligible Certificates that it does not own, (b) there is no voting agreement between the transferee and the transferor and (c) the transferor retains no direct or indirect controlling interest in the most senior Class of Control Eligible Certificates. During such waiver period a Consultation Termination Event shall be deemed to exist and the rights of the Controlling Class to appoint a Controlling Class Representative and the rights of the Controlling Class Representative shall not be operative (notwithstanding whether a Control Termination Event or a Consultation Termination Event is or would otherwise then be in effect). Following any transfer of more than 50% of the most senior Class of Control Eligible Certificates, the successor Holder of more than 50% of the most senior Class of Control Eligible Certificates, if the most senior Class of Control Eligible Certificates are the Controlling Class (by Certificate Balance) shall again have the right to act as, or appoint a representative to act as, the Controlling Class Representative without regard to any prior waiver by the predecessor Certificateholder. The successor Certificateholder shall also have the right to irrevocably waive its right to act as or appoint a Controlling Class Representative or to exercise any of the rights of the Controlling Class Representative or cause the exercise of any of the rights of the Controlling Class Representative. No successor Certificateholder described above shall have any consent rights with respect to any Mortgage Loan that became a Specially Serviced Loan prior to its acquisition of a majority of the most senior Class of Control Eligible Certificates that had not also become a corrected loan prior to such acquisition until such Mortgage Loan becomes a Corrected Mortgage Loan.

Section 3.30 Rating Agency Confirmation. (a) Notwithstanding the terms of any related Loan Documents or other provisions of this Agreement, if any action under any Loan Documents or this Agreement requires a Rating Agency Confirmation as a condition precedent to such action, if the party (the "Requesting Party") attempting to obtain such Rating Agency Confirmation from each Rating Agency has made a request to any Rating Agency for such Rating Agency Confirmation and, within 10 Business Days of the Rating Agency Confirmation request being posted to the 17g-5 Information Provider's Website, such Rating Agency has not replied to such request or has responded in a manner that indicates that such Rating Agency is neither reviewing such request nor waiving the requirement for Rating Agency Confirmation, then (i) such Requesting Party shall (without providing notice to the 17g-5 Information Provider) confirm that the applicable Rating Agency has received the Rating Agency Confirmation request, and, if it has not, promptly request the related Rating Agency Confirmation again and (ii) if there is no response to either such Rating Agency Confirmation request within 5 Business Days of such second request or such Rating Agency has responded in a manner that indicates it is neither reviewing such request nor waiving the requirement for Rating Agency Confirmation, (x) with respect to any such condition in any Loan Document requiring such Rating Agency Confirmation or any other matter under this Agreement relating to the servicing of the Mortgage Loans (other than as set forth in clause (y) below), the Requesting Party (or, if the Requesting Party is the related Borrower, then the Master Servicer (with respect to non-Specially Serviced Loans) or the Special Servicer (with respect to Specially Serviced Loans and Serviced REO Loans), as applicable) shall determine, in accordance with its duties under this Agreement and in accordance with the Servicing Standard, whether or not such action would be in the best interests of the Certificateholders and, in the case of a Serviced Whole Loan, Certificateholders and any holder of the related Serviced Companion Loan (as a collective whole as if such Certificateholders and Serviced Companion Loan holders constituted a single lender (and with respect to any Serviced Whole Loan with a related Subordinate Companion Loan, taking into

account the subordinate nature of such Subordinate Companion Loan)), and if the Requesting Party (or, if the Requesting Party is the related Borrower, then the Master Servicer or the Special Servicer, as applicable) determines that such action would be in the best interest of such parties, then the requirement for a Rating Agency Confirmation shall be deemed not to apply, and (y) with respect to a replacement of the Master Servicer or Special Servicer, such condition shall be deemed to be satisfied if (i) the incoming master servicer or special servicer, as applicable, confirms in writing that [___] has not cited servicing concerns of the applicable replacement as the sole or material factor in any qualification, downgrade or withdrawal of the ratings (or placement on "watch status" in contemplation of a ratings downgrade or withdrawal) of securities in a CMBS transaction serviced by the applicable servicer prior to the time of determination, if [___] is the non-responding Rating Agency, (ii) with respect to the Master Servicer, the successor Master Servicer has a commercial master servicer rating of at least "[___]" from [___] or, with respect to the Special Servicer, the successor Special Servicer has a commercial special servicer rating of at least "[___]" from [___], as the case may be; or (iii) the incoming master servicer or special servicer, as applicable, confirms in writing that Moody's and/or [___] has not cited servicing concerns of the applicable replacement as the sole or material factor in any qualification, downgrade or withdrawal of the ratings (or placement on "watch status" in contemplation of a ratings downgrade or withdrawal) of securities in any other CMBS transaction serviced by the applicable servicer prior to the time of determination, if [___] and/or [___] is the non-responding Rating Agency.

Any Rating Agency Confirmation request made by the Master Servicer, Special Servicer, Certificate Administrator or Trustee, as applicable, pursuant to this Agreement, shall be made in writing, which writing shall contain a cover page indicating the nature of the Rating Agency Confirmation request, and shall contain all back-up material necessary for the Rating Agency to process such request. Such written Rating Agency Confirmation request shall be provided in electronic format to the 17g-5 Information Provider, and the 17g-5 Information Provider shall post such request on the 17g-5 Information Provider's Website in accordance with Section 3.14(d) of this Agreement.

Promptly following the Master Servicer's or Special Servicer's determination to take any action discussed in this Section 3.30(a) following any requirement to obtain a Rating Agency Confirmation being considered satisfied, the Master Servicer or Special Servicer, as the case may be, shall provide electronic written notice to the 17g-5 Information Provider of the action taken for the particular item at such time, and the 17g-5 Information Provider shall post such notice on the 17g-5 Information Provider's Website in accordance with Section 3.14(d) of this Agreement.

(b)   Notwithstanding anything to the contrary in this Section 3.30, for purposes of the provisions of any Loan Document relating to defeasance (including without limitation the type of collateral acceptable for use as defeasance collateral), release or substitution of any collateral, any Rating Agency Confirmation requirement in the Loan Documents with respect to which the Master Servicer or Special Servicer would have been required to make the determination described in Section 3.30(a) shall be deemed not to apply regardless of any such determination by the Requesting Party (or, if the Requesting Party is the related Borrower, the Master Servicer (with respect to non-Specially Serviced Loans) or the Special Servicer (with respect to Specially Serviced Loans and Serviced REO Loans), as applicable); provided, that the

Requesting Party (or the Master Servicer or the Special Servicer, as applicable) shall in any event review the other conditions required under the related Loan Documents with respect to such defeasance, release or substitution and confirm to its satisfaction in accordance with the Servicing Standard that such conditions (other than the requirement for a Rating Agency Confirmation) have been satisfied.

(c)   For all other matters or actions not specifically discussed in Section 3.30(a) above, the applicable Requesting Party shall deliver a Rating Agency Confirmation from each Rating Agency.

(d)   Notwithstanding the terms of the related Loan Documents, the other provisions of this Agreement or the applicable Intercreditor Agreement, with respect to any Serviced Companion Loan as to which there exists Serviced Companion Loan Securities, if any action relating to the servicing and administration of the related Whole Loan or any related REO Property (the "Relevant Action") requires delivery of a Rating Agency Confirmation as a condition precedent to such action pursuant to this Agreement, then, except as set forth below in this paragraph, such action shall also require delivery of a Serviced Companion Loan Rating Agency Confirmation as a condition precedent to such action from each related Serviced Companion Loan Rating Agency. Each Serviced Companion Loan Rating Agency Confirmation shall be sought by the Master Servicer or Special Servicer, as applicable, depending on whichever such party is seeking the corresponding Rating Agency Confirmation(s) in connection with the Relevant Action. The requirement to obtain a Serviced Companion Loan Rating Agency Confirmation with respect to any Serviced Companion Loan Securities will be subject to, will be permitted to be waived by the Master Servicer and the Special Servicer on, and will be deemed not to apply on, the same terms and conditions applicable to obtaining Rating Agency Confirmations, as set forth in this Agreement; provided that the Master Servicer or Special Servicer, as applicable, depending on which is seeking the subject Serviced Companion Loan Rating Agency Confirmation, shall forward to one or more of its counterparts (i.e., the Other Servicer or Other Special Servicer, as applicable), the Other 17g-5 Information Provider, or such other party or parties as are agreed to by the Master Servicer or the Special Servicer, as applicable, and the applicable parties for the related Other Securitization, at the expense of the Other Securitization to the extent not borne by the related Borrower, and in such format as the sender and recipient may reasonably agree, (i) the request for such Serviced Companion Loan Rating Agency Confirmation, (ii) all materials forwarded to the 17g-5 Information Provider under this Agreement in connection with seeking the Rating Agency Confirmation(s) for the applicable Relevant Action at approximately the same time that such materials are forwarded to the 17g-5 Information Provider, and (iii) any other materials that the applicable Serviced Companion Loan Rating Agency may reasonably request in connection with such Serviced Companion Loan Rating Agency Confirmation promptly following receipt of such request from the Other Certificate Administrator.

The Certificate Administrator shall, promptly following receipt of written request from the Master Servicer or the Special Servicer, as applicable, provide to the Master Servicer or the Special Servicer, as applicable, the contact information for the Other Servicer, the Other Special Servicer, the Other Certificate Administrator, the Other Trustee and the Other 17g-5 Information Provider for the Other Securitization, solely to the extent in its possession.

Section 3.31   Appointment and Duties of the Operating Advisor.

(a)   [NAME OF OPERATING ADVISOR] is hereby appointed to serve as the initial Operating Advisor.

(b)   The Operating Advisor, as an independent contractor, shall review the Special Servicer's operational practices in respect of Specially Serviced Loans, consult, in certain circumstances with the Special Servicer and perform each other obligation of the Operating Advisor as set forth in this Agreement solely on behalf of the Trust Fund and in the best interest of, and for the benefit of, the Certificateholders and, with respect to any Serviced Whole Loan for the benefit of the related Companion Loan Noteholders (as a collective whole as if such Certificateholders and Companion Loan Noteholders constituted a single lender (and with respect to any Serviced Whole Loan with a related Subordinate Companion Loan, taking into account the subordinate nature of such Subordinate Companion Loan)), and not any particular Class of Certificateholders (as determined by the Operating Advisor in the exercise of its good faith and reasonable judgment), but without regard to any conflict of interest arising from any relationship that the Operating Advisor or any of its affiliates may have with any of the Borrowers, the Mortgage Loan Seller, the Depositor, the Master Servicer, the Special Servicer, the Asset Representations Reviewer, the Directing Certificateholder or any of their affiliates (the "Operating Advisor Standard"). The Operating Advisor shall not owe any fiduciary duty to the Master Servicer, the Special Servicer or any other Person in connection with this Agreement. By purchasing a Certificate, Certificateholders are deemed to acknowledge and agree that there could be multiple strategies to resolve any Specially Serviced Loan and that the goal of the Operating Advisor's participation is to provide additional oversight relating to the Special Servicer's compliance with the Servicing Standard in making its determinations as to which strategy to execute.

(c)   With respect to each Mortgage Loan (other than any Non-Serviced Mortgage Loan) or Serviced Whole Loan, if no [Control Termination Event] [APPLICABLE TO OFFERINGS OTHER THAN OFFERINGS CLOSING ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST] [Operating Advisor Consultation Event [APPLICABLE TO OFFERINGS CLOSING ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST] has occurred and is continuing, the Operating Advisor shall:

(i)   promptly review all information available to Privileged Persons on the Certificate Administrator's Website relevant to the Operating Advisor's obligations under this Agreement;

(ii)   promptly review each Final Asset Status Report; and

(iii)   review any Appraisal Reduction Amount and net present value calculations pursuant to Section 3.31(e) of this Agreement.

(d)   With respect to each Mortgage Loan (other than any Non-Serviced Mortgage Loan) or Serviced Whole Loan, while a [Control Termination Event] [APPLICABLE

TO OFFERINGS OTHER THAN OFFERINGS CLOSING ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST] has occurred and is continuing, the Operating Advisor shall:

(i)   consult (on a non-binding basis) with the Special Servicer in connection with any Major Decision pursuant to Section 6.07 of this Agreement;

(ii)   review, recalculate and verify the accuracy of any Appraisal Reduction Amount and net present value calculations pursuant to Section 3.31(f) of this Agreement;

(iii)   in connection with the preparation of the Operating Advisor Annual Report (defined below), review, in accordance with the Operating Advisor Standard, the Special Servicer's operational practices in respect of Specially Serviced Loans in order to formulate an opinion as to whether or not those operational practices generally satisfy the Servicing Standard with respect to the resolution and/or liquidation of the Specially Serviced Loans;

(iv)   [within 120 days of the end of the prior calendar year (if any such Mortgage Loans were Specially Serviced Loans during the prior calendar year), deliver an annual report setting forth the Operating Advisor's assessment of the Special Servicer's performance of its duties under this Agreement on a platform-level basis with respect to the resolution and liquidation of Specially Serviced Loans during the prior calendar year (the "Operating Advisor Annual Report") to the Trustee, the Master Servicer, the Certificate Administrator (which shall promptly post such Operating Advisor Annual Report on the Certificate Administrator's Website), the related Serviced Companion Loan Noteholder (if any) and the 17g-5 Information Provider (who shall promptly post such notice to the 17g-5 Information Provider's Website pursuant to Section 3.14(d) of this Agreement). Each Operating Advisor Annual Report shall be substantially in the form of Exhibit BB of this Agreement (which form may be modified or altered as to either its organization or content by the Operating Advisor, subject to compliance of such form with the terms and provisions of this Agreement) and shall be based on the Operating Advisor's review of any annual compliance statement and any assessment of compliance delivered to the Operating Advisor pursuant to Section 10.11 of this Agreement, as applicable, any attestation report delivered to the Operating Advisor pursuant to Section 10.13 of this Agreement, any Asset Status Report, other information (other than any communications between the Directing Certificateholder and the Special Servicer that would be Privileged Information) delivered to the Operating Advisor by the Special Servicer and oral communications with the Special Servicer; provided that in no event shall the information or any other content included in the Operating Advisor Annual Report contravene any provision of this Agreement. Subject to the restrictions in this Agreement, including, without limitation, Section 3.31(b) of this Agreement, each such Operating Advisor Annual Report shall (A) identify any material deviations (i) from the Servicing Standard and (ii) from the Special Servicer's obligations under this Agreement with respect to the resolution or liquidation of Specially Serviced Loans and (B) comply with all of the confidentiality requirements applicable to the Operating Advisor described in this Agreement. Promptly upon receipt of each Operating Advisor Annual Report, the Certificate Administrator shall post such Operating Advisor Annual Report on the

Certificate Administrator's Website. Each of the Special Servicer and the Directing Certificateholder (for so long as no Consultation Termination Event has occurred) shall be given an opportunity to review any Operating Advisor Annual Report at least five Business Days prior to its delivery to the Trustee and the Certificate Administrator; provided, that the Operating Advisor shall have no obligation to consider any comments to such Operating Advisor Annual Report that are provided by the Special Servicer or Directing Certificateholder.] [FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST THE PRIOR LANGUAGE WILL BE UPDATED TO REFLECT ANY CHANGES NEGOTIATED WITH THE OPERATING ADVISOR SO THAT THE SCOPE OF THE OPERATING ADVISOR'S REVIEW WILL SATISFY APPLICABLE RISK RETENTION REGULATIONS]

(e) [With respect to each Mortgage Loan (other than any Non-Serviced Mortgage Loan) or Serviced Whole Loan, if no Control Termination Event has occurred and is continuing, the Special Servicer will forward any Appraisal Reduction Amount and net present value calculations used in the Special Servicer's determination of what course of action to take in connection with the workout or liquidation of a Specially Serviced Loan to the Operating Advisor after such calculations have been finalized. The Operating Advisor shall review such calculations but may not opine on, or otherwise call into question, such Appraisal Reduction Amount and/or net present value calculations (except that if the Operating Advisor discovers a mathematical error contained in such calculations, then the Operating Advisor shall notify the Special Servicer and the Controlling Class Representative of such error).][EXCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

(f) [With respect to each Mortgage Loan (other than any Non-Serviced Mortgage Loan) or Serviced Whole Loan, while a Control Termination Event has occurred and is continuing,] [EXCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST] after the calculation but prior to the utilization by the Special Servicer of any of the calculations related to (A) Appraisal Reduction Amounts or (B) net present value, the Special Servicer shall forward such calculations, together with any supporting material or additional information necessary in support thereof (including such additional information reasonably requested by the Operating Advisor to confirm the mathematical accuracy of such calculations, but not including any Privileged Information), to the Operating Advisor promptly, but in any event no later than 2 Business Days after finalizing the preparation of such calculations, and the Operating Advisor shall promptly, but no later than 3 Business Days after receipt of such calculations and any supporting or additional materials, recalculate and verify the accuracy of the mathematical calculations and the corresponding application of the non-discretionary portion of the applicable formulas required to be utilized in connection with any such calculation.

In connection with this Section 3.31(f), if the Operating Advisor does not agree with the mathematical calculations or the application of the applicable non-discretionary portions

of the formula required to be utilized for such calculation, the Operating Advisor and Special Servicer shall consult with each other in order to resolve any inaccuracy in the mathematical calculations or the application of the non-discretionary portions of the related formula in arriving at those mathematical calculations or any disagreement within 5 Business Days of delivery of such calculations to the Operating Advisor. If the Operating Advisor and Special Servicer are not able to resolve such inaccuracies or disagreement prior to the end of such 5 Business Day period, the Operating Advisor shall promptly notify the Certificate Administrator of such disagreement and the Certificate Administrator shall examine the calculations and supporting materials provided by the Special Servicer and the Operating Advisor and shall determine which calculation is to apply. In making such determination, the Certificate Administrator may hire an independent third-party to assist with any such calculation at the expense of the Trust and shall be entitled to conclusively rely on such third party's determination (provided such third party has been selected with reasonable care by the Certificate Administrator).

(g)   Subject to the requirements of confidentiality imposed on the Operating Advisor herein (including without limitation in respect of Privileged Information), the Operating Advisor shall respond to Inquiries proposed by Privileged Persons from time to time in accordance with the terms of Section 4.02(c) of this Agreement.

(h)   The Operating Advisor shall keep all Privileged Information confidential and shall not disclose such Privileged Information to any Person (including Certificateholders other than the Controlling Class Representative (and, in the case of the AB Whole Loan, the Loan Specific Directing Certificateholder), other than (1) to the extent expressly required by this Agreement, to the other parties to this Agreement with a notice indicating that such information is Privileged Information or (2) pursuant to a Privileged Information Exception. Each party to this Agreement that received Privileged Information from the Operating Advisor with a notice stating that such information is Privileged Information shall not disclose such Privileged Information to any Person without the prior written consent of the Special Servicer, the Controlling Class Representative and the Directing Certificateholder other than pursuant to a Privileged Information Exception.

(i)   On each Master Servicer Remittance Date, the Operating Advisor shall be paid the applicable Operating Advisor Fee from amounts on deposit in the Collection Account pursuant to Section 3.06 of this Agreement, as applicable. In addition, the Operating Advisor Consulting Fee shall be payable to the Operating Advisor with respect to each Major Decision for which the Operating Advisor has consultation rights. Each of the Operating Advisor Fee and the Operating Advisor Consulting Fee shall be payable from funds on deposit in the Collection Account as provided in Section 3.06 of this Agreement, but with respect to the Operating Advisor Consulting Fee only to the extent such Operating Advisor Consulting Fee is actually received from the related Borrower. When the Operating Advisor has consultation rights with respect to a Major Decision under this Agreement, the Master Servicer or the Special Servicer, as applicable, shall use commercially reasonable efforts consistent with the Servicing Standard to collect the applicable Operating Advisor Consulting Fee from the related Borrower in connection with such Major Decision, but only to the extent not prohibited by the related Loan Documents. The Master Servicer or Special Servicer, as applicable, may waive or reduce the amount of any Operating Advisor Consulting Fee payable by the related Borrower if it determines that such full or partial waiver is in accordance with the Servicing Standard, but in no event shall the Master

Servicer or the Special Servicer take any enforcement action with respect to the collection of such Operating Advisor Consulting Fee other than requests for collection; provided that the Master Servicer or the Special Servicer, as applicable, shall consult with the Operating Advisor prior to any such waiver or reduction.

Section 3.32   Additional Rights of the Holders of the Loan Specific Certificates. (a) With respect to the AB Whole Loan, the majority Holder of the related Loan Specific Certificates shall be entitled to exercise the consent rights (to the extent it is the related Loan Specific Directing Certificateholder hereunder, as set forth in Section 3.28 of this Agreement and in this Section 3.32), cure rights and purchase rights of the holder of the related Trust Subordinate Companion Loan and the right to post additional collateral to avoid an AB Control Appraisal Period, to the extent set forth in the related Intercreditor Agreement, in accordance with the terms of the such Intercreditor Agreement and this Agreement.

(b)   The Certificate Administrator shall upon request, procure from the Depository, and forward to the Special Servicer and the Master Servicer, the name and contact information of the majority Holder of the related beneficial owner of the related Loan Specific Certificates. The Certificate Administrator shall have no liability for any inaccuracies on the list provided by the Depository and is entitled to rely on such list. The Special Servicer and the Master Servicer shall not be responsible for verifying or validating any information provided by the Certificate Administrator, or for monitoring or otherwise maintaining the accuracy of any information thereon. Any expenses incurred in connection with obtaining such information shall be at the expense of the requesting party, except that if such expenses arise in connection with an event as to which such beneficial owner has review, consent or consultation rights with respect to an action taken by, or report prepared by, the requesting party pursuant to this Agreement, then such expenses shall be at the expense of the Trust.

(c)   The parties hereto acknowledge that a Holder of Loan Specific Certificates shall not (1) owe any fiduciary duty to the Trustee, the Certificate Administrator, the Master Servicer, the Special Servicer or any other Certificateholder or (2) have any liability to the Trustee or the other Certificateholders for any action taken, or for refraining from the taking of any action pursuant to the related Intercreditor Agreement or the giving of any consent or for errors in judgment. Each Certificateholder, by its acceptance of a Certificate shall be deemed to have confirmed its understanding that a Holder of Loan Specific Certificates (i) may take or refrain from taking actions that favor its interests or the interests of its affiliates over such other Certificateholders, (ii) may have special relationships and interests that conflict with the interests of the other Certificateholders and shall be deemed to have agreed to take no action against a Holder of Loan Specific Certificates or any of its officers, directors, employees, principals or agents as a result of such special relationships or conflicts, and (iii) shall not be liable by reason of its having acted or refrained from acting solely in its interest or in the interest of its affiliates.

(d)   Purchase Option. The Holder of 100% of the Percentage Interest in the related Loan Specific Certificates shall have the right to exercise the rights of the holder of the related Trust Subordinate Companion Loan under the related Intercreditor Agreement, to purchase, upon the occurrence of certain specified events under the related Intercreditor Agreement, the related AB Mortgage Loan from the Trust, subject to the terms, conditions and limitations set forth in, and at the price specified in the related Intercreditor Agreement. The parties hereto agree to take such actions contemplated by such Intercreditor Agreement as may

be expressly contemplated thereby, or otherwise reasonably necessary, to allow such Holder to purchase the related AB Mortgage Loan from the Trust. Such purchase right of such Holder of the related Loan Specific Certificates shall be superior to the corresponding purchase options set forth in Section 3.16(b) of this Agreement.

In connection with any purchase of the related AB Mortgage Loan, pursuant to or as contemplated by the preceding paragraph, the Master Servicer or the Special Servicer shall (i) if it receives the applicable purchase price (as provided in the related Participation Agreement) and/or any other amounts payable in connection with the purchase, deposit same, or remit same to the Master Servicer for deposit, as applicable, into the Master Servicer's Collection Account and so notify the Trustee; and (ii) deliver the related Servicing File to the Person effecting the purchase or its designee. In addition, upon its receipt of a Request for Release from the Master Servicer, the Trustee or Custodian shall: (i) deliver the related Mortgage File to the Person effecting the purchase or its designee; and (ii) execute and deliver such endorsements, assignments and instruments of transfer as shall be provided to it and are reasonably necessary to vest ownership of such AB Whole Loan in the appropriate transferee, without recourse, representations or warranties.

(e)　　Cure Rights. The related Loan Specific Directing Certificateholder on behalf of the related Loan Specific Certificates shall have the right to exercise the rights of the holder of the related Trust Subordinate Companion Loan under the related Intercreditor Agreement, to receive notices, upon the occurrence of certain events of default under the related Whole Loan specified under the related Intercreditor Agreement, and to cure the related default, subject to the terms, conditions and limitations set forth in the related Intercreditor Agreement. The parties hereto agree to take such actions contemplated by such Intercreditor Agreement as may be expressly contemplated thereby, or otherwise reasonably necessary, to allow such Holder to effect such cure.

(f)　　Consent and Consultation Rights. As further provided in Section 3.28 of this Agreement, the related Loan Specific Directing Certificateholder on behalf of the related Loan Specific Certificates (or its representative) shall have the right to exercise the consent and consultation rights of the holder of the related Trust Subordinate Companion Loan under the related Intercreditor Agreement. In connection therewith, such Loan Specific Directing Certificateholder shall have the right to post additional collateral in accordance with the terms and conditions of the related Intercreditor Agreement in order to maintain its status as the related Loan Specific Directing Certificateholder for the AB Whole Loan.

(g)　　Prior to the Master Servicer or Special Servicer, as applicable, (i) obtaining the consent of, or consulting with the related Loan Specific Directing Certificateholder to the extent provided for under the related Intercreditor Agreement and/or under this Agreement, (ii) delivering any Asset Status Report to a Holder of the related Loan Specific Certificates as the related Loan Specific Directing Certificateholder, (iii) permitting the exercise of any cure rights in accordance with the related Intercreditor Agreement, or (iv) permitting a Holder of the related Loan Specific Certificates to exercise any purchase option under the related Intercreditor Agreement, such Loan Specific Directing Certificateholder shall have delivered an Investor Certification to the Master Servicer or the Special Servicer, as applicable.

(h)   At any time an AB Whole Loan is not part of the Trust (including following the exercise by the Holder of the related Loan Specific Certificates of its option to purchase such AB Mortgage Loan pursuant to Section 3.32(d) above), the Master Servicer or Special Servicer shall have no obligation to service the related Trust Subordinate Companion Loan and shall service such Trust Subordinate Companion Loan only until such time such Trust Subordinate Companion Loan is removed from the Trust pursuant to Section 3.16(m) of this Agreement.

Section 3.33   [Credit Risk Retention.]   [INCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016] (a) [Each Third Party Purchaser, prior to its acquisition of Certificates that constitute the Required Third Party Purchaser Retention Amount, will be required to enter into an agreement with the Sponsor (the "Credit Risk Retention Compliance Agreement") pursuant to which, among other things, the Third Party Purchaser shall agree (i) to comply with the requirements applicable to it set forth in the 17 C.F.R. § 246.2, .3, .4, .7 and .12, and (ii) not to transfer, directly or indirectly, its Required Third Party Purchaser Retention Amount during any period in which credit risk retention is required under 17 C.F.R. § 246.12(f) unless it is permitted to do so under 17 C.F.R. § 246.7(b)(8)(ii) and unless and until it causes the transferee to enter into a Credit Risk Retention Compliance Agreement with the Sponsor, and it notifies the other parties to this Agreement of such transfer promptly after such transfer.]

(b)   [Pursuant to the applicable Mortgage Loan Purchase Agreement, the Sponsor will be required to deliver to the Certificate Administrator no later than [2] Business Days after each Distribution Date, a certification substantially in the form attached hereto as Exhibit RR (the "Sponsor Credit Risk Retention Certification") signed by an authorized representative of the Sponsor and certifying that, (i) if it is satisfying its credit risk retention obligations under 17 C.F.R. § 246.3 and .4 by holding the Required Sponsor Retention Amount, (A) it has held the Required Sponsor Retention Amount during the related Collection Period and, as of the date of certification, continues to hold the Required Sponsor Retention Amount, and (B) it will not transfer its Required Sponsor Retention Amount during which credit risk retention is required under 17 C.F.R. § 246.12(f) unless it is permitted to do so under 17 C.F.R. § 246.7(b)(8)(ii) and unless and until it enters into a Credit Risk Retention Compliance Agreement with a Third Party Purchaser and it notifies the other parties to this Agreement of such transfer promptly after such transfer, and (ii) (i) if it is satisfying its credit risk retention obligations under 17 C.F.R. § 246.7 or .11, it will comply with notification obligations under 17 C.F.R. § 246.7(c)(2)(ii) or .11(b)(2)(ii), as applicable.]

(c)   [Pursuant to the applicable Mortgage Loan Purchase Agreement, the Mortgage Loan Seller shall cause the [ORIGINATOR], prior to [ORIGINATOR'S] acquisition of Certificates that constitute the Required Sponsor Retention Amount, to enter into a Credit Risk Retention Compliance Agreement with the Sponsor pursuant to which, among other things, [ORIGINATOR] shall agree (i) to comply with the requirements applicable to it set forth in the 17 C.F.R. § 246.2, .3, .4, .11 and .12, and (ii) not to transfer, directly or indirectly, its Required Sponsor Retention Amount during any period in which credit risk retention is required under 17 C.F.R. § 246.12(f) unless it is permitted to do so under 17 C.F.R. § 246.7(b)(8)(ii) and unless and until it causes the transferee to enter into a Credit Risk Retention Compliance Agreement with

the Sponsor, and it notifies the other parties to this Agreement of such transfer promptly after such transfer.]

ARTICLE IV

DISTRIBUTIONS TO CERTIFICATEHOLDERS

Section 4.01 <u>Distributions</u>. (a) On each Distribution Date, immediately following the distributions on the Loan Specific REMIC Regular Interests as set forth in <u>Section 4.01A</u>, amounts held in the Lower-Tier Distribution Account shall be withdrawn (to the extent of the Available Funds, including or reduced by, to the extent required by <u>Section 3.05(e)</u> of this Agreement, the Withheld Amounts, plus any amount withdrawn from the Gain-on-Sale Reserve Account pursuant to <u>Section 3.05(i)</u> of this Agreement) in the case of all Classes of Pooled Lower-Tier Regular Interests, but excluding the Loan Specific Available Funds (such amount, the "<u>Lower-Tier Distribution Amount</u>"). On each Distribution Date, distributions in respect of principal shall be deemed to have been made on each Class of Pooled Lower-Tier Regular Interests in an amount equal to the amount of principal actually distributed on its respective Corresponding Certificates as provided in <u>Section 4.01(b)</u> of this Agreement. As of any date, the principal balance of each Pooled Lower-Tier Regular Interest shall equal the Lower-Tier Principal Balance thereof. On each Distribution Date, distributions of interest made in respect of any Class of Pooled Regular Certificates or any Class [PEZ] Regular Interest on each Distribution Date pursuant to <u>Section 4.01(b)</u> or <u>Section 9.01</u> of this Agreement shall be deemed to have first been distributed from the Lower-Tier REMIC to the Upper-Tier REMIC in respect of its Corresponding Lower-Tier Regular Interest set forth in the Preliminary Statement to this Agreement; <u>provided</u> that each Lower-Tier Regular Interest shall be deemed to have received distributions in respect of interest in an amount equal to the Interest Accrual Amount and Class Interest Shortfalls in respect of the [INTEREST ONLY CLASS] Strip Rate or [INTEREST ONLY CLASS] Strip Rate of its Corresponding Component, in each case to the extent actually distributed thereon as provided in <u>Section 4.01(b)</u> of this Agreement.

All distributions of reimbursements of Realized Losses and Additional Trust Fund Expenses made in respect of any Class of Sequential Pay Certificates (other than any Exchangeable Certificates) or any Class [PEZ] Regular Interest on each Distribution Date pursuant to <u>Section 4.01(b)</u> of this Agreement shall be deemed to have first been distributed from the Lower-Tier REMIC to the Upper-Tier REMIC in respect of its Corresponding Lower-Tier Regular Interest set forth in the Preliminary Statement to this Agreement; <u>provided</u>, that distributions of reimbursements of Realized Losses and Additional Trust Fund Expenses shall be made in sequential order of the priority set forth in this <u>Section 4.01(a)</u> for principal distributions, up to the amount of Realized Losses and Additional Trust Fund Expenses previously allocated to a particular Lower-Tier Regular Interest corresponding to such Class of Certificates or such Class [PEZ] Regular Interest, as applicable. For the avoidance of doubt, (i) reimbursements of Realized Losses and Additional Trust Fund Expenses on the Class [__] Certificates and the Class [PEZ] Component [___] under <u>Section 4.01(a)</u> shall be deemed to have been first distributed in respect of the Class [__] Interest to the Upper-Tier REMIC in respect of the Class [__] Regular Interest, (ii) reimbursements of Realized Losses and Additional Trust Fund Expenses on the Class [__] Certificates and the Class [PEZ] Component [___] under <u>Section 4.01(a)</u> shall be deemed to have been first distributed in respect of the Class LB Interest

to the Upper-Tier REMIC in respect of the Class [__] Regular Interest, and (iii) reimbursements of Realized Losses and Additional Trust Fund Expenses on the Class [__] Certificates and the Class [PEZ] Component [___] under Section 4.01(a) shall be deemed to have been first distributed in respect of the Class [__] Interest to the Upper-Tier REMIC in respect of the Class [__] Regular Interest.

On each Distribution Date, the Certificate Administrator shall apply amounts related to each Prepayment Premium and Yield Maintenance Charge then on deposit in the Lower-Tier Distribution Account (other than with respect to the Trust Subordinate Companion Loan) and received during or prior to the related Collection Period to the Lower-Tier Regular Interests in proportion to the amount of principal deemed distributed to each Class of Lower-Tier Regular Interests on such Distribution Date pursuant to this Section 4.01(a).

The Certificate Administrator shall be deemed to deposit the Pooled Lower-Tier Distribution Amount and the amount of any Prepayment Premiums and any Yield Maintenance Charges (other than with respect to the Trust Subordinate Companion Loan) distributed to the Upper-Tier REMIC pursuant to this Section 4.01(a) into the Upper-Tier Distribution Account. Any amount in respect of the Mortgage Pool that remains in the Lower-Tier Distribution Account on each Distribution Date after the deemed distribution described in the preceding sentence shall be distributed to the Holders of the Class [R] Certificates with respect to the Class [LTR] Interest (but only to the extent of such amount for such Distribution Date remaining in the Lower-Tier Distribution Account, if any).

(b)   On each Distribution Date occurring prior to the Cross-Over Date, the Certificate Administrator shall withdraw from the Upper-Tier Distribution Account the amounts deposited in the Upper-Tier Distribution Account in respect of such Distribution Date pursuant Section 4.01(a) of this Agreement, and distribute such amount to the Holders of the Regular Certificates and to the Class [PEZ] Distribution Account in respect of the Class [PEZ] Regular Interests in the amounts and in the order of priority set forth below:

(i)   *First*, to the [SENIOR CLASSES][INTEREST ONLY CLASSES] Certificates, in respect of interest, up to an amount equal to, and *pro rata* in accordance with, the respective aggregate Interest Accrual Amount for those Classes;

(ii)   *Second*, to the [SENIOR CLASSES] Certificates, in reduction of the Certificate Balances thereof, in the following priority:

(A)   *first*, to the Class [__] Certificates, in reduction of the Certificate Balance thereof, an amount equal to the Principal Distribution Amount for such Distribution Date, until the Certificate Balance of such Class is reduced to the Class [__] Planned Principal Balance;

(B)   *second*, to the Class [__] Certificates, in reduction of the Certificate Balance thereof, an amount equal to the Principal Distribution Amount (or the portion of it remaining after distributions on the Class [__] Certificates pursuant to (A) above in this clause (b)(iii)) for such Distribution Date, until the Certificate Balance of such Class is reduced to zero;

(C) *third*, to the Class [__] Certificates, in reduction of Certificate Balance thereof, an amount equal to the Principal Distribution Amount (or the portion of it remaining after distributions on the Class [__] and Class [__] Certificates pursuant to (A) and (B) above in this clause (b)(iii)) for such Distribution Date, until the aggregate Certificate Balance of such Class is reduced to zero;

(D) *fourth*, to the Class [__] Certificates in reduction of the Certificate Balance thereof, an amount equal to the Principal Distribution Amount (or the portion of it remaining after distributions on the Class [__], Class [__] and Class [__] Certificates pursuant to (A), (B) and (C) above in this clause (b)(iii)) for such Distribution Date, until the Certificate Balance of such Class is reduced to zero;

(E) *fifth*, to the Class [__] Certificates, in reduction of the Certificate Balance thereof, an amount equal to the Principal Distribution Amount (or the portion of it remaining after distributions on the Class [__], Class [__], Class [__] and Class [__] Certificates pursuant to (A), (B), (C) and (D) above in this clause (b)(iii)) for such Distribution Date, until the Certificate Balance of such Class is reduced to zero; and

(F) *sixth*, to the Class [__] Certificates, in reduction of the Certificate Balance thereof, an amount equal to the Principal Distribution Amount (or the portion of it remaining after distributions on the Class [__], Class [__], Class [__], Class [__] and Class [__] Certificates pursuant to (A), (B), (C), (D) and (E) above in this clause (b)(iii)) for such Distribution Date, until the Certificate Balance of such Class is reduced to zero;

(iii) *Third*, to the [SENIOR CLASSES] Certificates, to the extent not distributed pursuant to all prior clauses, for the unreimbursed amounts of Realized Losses, if any, an amount equal to, and *pro rata* based upon, the aggregate of such unreimbursed Realized Losses previously allocated to those Classes of Certificates;

(iv) *Fourth*, to the Class [PEZ] Component [___] in respect of interest, up to an amount equal to the Class [__] Percentage Interest multiplied by the aggregate Interest Distribution Amount with respect to the Class [PEZ] Component [___], and to the [EXCHANGE CLASS] certificates, in respect of interest, up to an amount equal to the Class [__]-Exchange Percentage Interest multiplied by the aggregate Interest Distribution Amount with respect to the Class [PEZ] Component [___], *pro rata* in proportion to their respective percentage interests in the Class [__] Regular Interest;

(v) *Fifth*, to the Class [PEZ] Component [___] in reduction of the Certificate Balance thereof, an amount equal to the Class [PEZ] Component [___] multiplied by the Principal Distribution Amount less amounts of Principal Distribution Amount distributed pursuant to all prior clauses, and to the [EXCHANGE CLASS] certificates, in reduction of their Certificate Balance, up to an amount equal to the Class [__]-Exchange Percentage multiplied by the Principal Distribution Amount for such Distribution Date, less the portion of such Principal Distribution Amount distributed pursuant to all prior clauses, *pro rata* in proportion to their respective percentage interests in the Class [PEZ] Component

[___], until the Certificate Balance of the Class [PEZ] Component [___] is reduced to zero;

(vi)   *Sixth*, to the Class [PEZ] Component [___], up to an amount equal to the Class [__] Percentage Interest multiplied by the aggregate of unreimbursed Realized Losses previously allocated to the Class [PEZ] Component [___], plus interest on that amount at the Pass-Through Rate for such Trust Component compounded monthly from the date the related Realized Loss was allocated to such Trust Component, and to the [EXCHANGE CLASS] certificates, up to an amount equal to the Class [__]-Exchange Percentage Interest multiplied by the aggregate of unreimbursed Realized Losses previously allocated to the Class [PEZ] Component [___], plus interest on that amount at the Pass-Through Rate for such Trust Component compounded monthly from the date the related Realized Loss was allocated to such Trust Component, *pro rata* in proportion to their respective percentage interests in the Class [PEZ] Component [___];

(vii)   *Seventh*, to the Class [PEZ] Component [___] in respect of interest, up to an amount equal to the Class [__] Percentage Interest multiplied by the aggregate Interest Distribution Amount with respect to the Class [PEZ] Component [___], and to the [EXCHANGE CLASS] certificates, in respect of interest, up to an amount equal to the Class [__]-Exchange Percentage Interest multiplied by the aggregate Interest Distribution Amount with respect to the Class [PEZ] Component [___], *pro rata* in proportion to their respective percentage interests in the Class [__] Regular Interest;

(viii)   *Eighth*, to the Class [PEZ] Component [___] in reduction of the Certificate Balance thereof, an amount equal to the Class [PEZ] Component [___] multiplied by the Principal Distribution Amount less amounts of Principal Distribution Amount distributed pursuant to all prior clauses, and to the [EXCHANGE CLASS] certificates, in reduction of their Certificate Balance, up to an amount equal to the Class [__]-Exchange Percentage multiplied by the Principal Distribution Amount for such Distribution Date, less the portion of such Principal Distribution Amount distributed pursuant to all prior clauses, *pro rata* in proportion to their respective percentage interests in the Class [PEZ] Component [___], until the Certificate Balance of the Class [PEZ] Component [___] is reduced to zero;

(ix)   *Ninth*, to the Class [PEZ] Component [___], up to an amount equal to the Class [__] Percentage Interest multiplied by the aggregate of unreimbursed Realized Losses previously allocated to the Class [PEZ] Component [___], plus interest on that amount at the Pass-Through Rate for such Trust Component compounded monthly from the date the related Realized Loss was allocated to such Trust Component, and to the [EXCHANGE CLASS] certificates, up to an amount equal to the Class [__]-Exchange Percentage Interest multiplied by the aggregate of unreimbursed Realized Losses previously allocated to the Class [PEZ] Component [___], plus interest on that amount at the Pass-Through Rate for such Trust Component compounded monthly from the date the related Realized Loss was allocated to such Trust Component, *pro rata* in proportion to their respective percentage interests in the Class [PEZ] Component [___];

(x)   *Tenth*, to the Class [__]Trust Component in respect of interest, up to an amount equal to the Class [__] Percentage Interest multiplied by the aggregate Interest

Distribution Amount with respect to the Class [PEZ] Component [___], and to the [EXCHANGE CLASS] certificates, in respect of interest, up to an amount equal to the Class [__]-Exchange Percentage Interest multiplied by the aggregate Interest Distribution Amount with respect to the Class [PEZ] Component [___], *pro rata* in proportion to their respective percentage interests in the Class [__] Regular Interest;

(xi)   *Eleventh*, to the Class [PEZ] Component [___] in reduction of the Certificate Balance thereof, an amount equal to the Class [PEZ] Component [___] multiplied by the Principal Distribution Amount less amounts of Principal Distribution Amount distributed pursuant to all prior clauses, and to the [EXCHANGE CLASS] certificates, in reduction of their Certificate Balance, up to an amount equal to the Class [__]-Exchange Percentage multiplied by the Principal Distribution Amount for such Distribution Date, less the portion of such Principal Distribution Amount distributed pursuant to all prior clauses, *pro rata* in proportion to their respective percentage interests in the Class [PEZ] Component [___], until the Certificate Balance of the Class [PEZ] Component [___] is reduced to zero;

(xii)   *Twelfth*, to the Class [PEZ] Component [___], up to an amount equal to the Class [__] Percentage Interest multiplied by the aggregate of unreimbursed Realized Losses previously allocated to the Class [PEZ] Component [___], plus interest on that amount at the Pass-Through Rate for such Trust Component compounded monthly from the date the related Realized Loss was allocated to such Trust Component, and to the [EXCHANGE CLASS] certificates, up to an amount equal to the Class [__]-Exchange Percentage Interest multiplied by the aggregate of unreimbursed Realized Losses previously allocated to the Class [PEZ] Component [___], plus interest on that amount at the Pass-Through Rate for such Trust Component compounded monthly from the date the related Realized Loss was allocated to such Trust Component, *pro rata* in proportion to their respective percentage interests in the Class [PEZ] Component [___];

(xiii)   *Thirteenth*, to the Class [__] Certificates in respect of interest, up to an amount equal to the Interest Distribution Amount of such Class;

(xiv)   *Fourteenth*, to the Class [__] Certificates, in reduction of the Certificate Balance thereof, an amount equal to the Principal Distribution Amount less amounts of Principal Distribution Amount distributed pursuant to all prior clauses, until the Certificate Balance of such Class is reduced to zero;

(xv)   *Fifteenth*, to the Class [__] Certificates, to the extent not distributed pursuant to all prior clauses, for the unreimbursed amounts of Realized Losses, if any, up to an amount equal to the aggregate of such unreimbursed Realized Losses previously allocated to such Class, plus interest on that amount at the Pass-Through Rate for such class compounded monthly from the date the Realized Loss was allocated to such Class;

(xvi)   *Sixteenth*, to the Class [__] Certificates in respect of interest, up to an amount equal to the Interest Distribution Amount of such Class;

(xvii)   *Seventeenth*, to the Class [__] Certificates, in reduction of the Certificate Balance thereof, an amount equal to the Principal Distribution Amount less amounts of

Principal Distribution Amount distributed pursuant to all prior clauses, until the Certificate Balance of such Class is reduced to zero;

(xviii)   *Eighteenth*, to the Class [__] Certificates, to the extent not distributed pursuant to all prior clauses, for the unreimbursed amounts of Realized Losses, if any, up to an amount equal to the aggregate of such unreimbursed Realized Losses previously allocated to such Class, plus interest on that amount at the Pass-Through Rate for such class compounded monthly from the date the Realized Loss was allocated to such Class;

(xix)   *Nineteenth*, to the Class [__] Certificates in respect of interest, up to an amount equal to the Interest Distribution Amount of such Class;

(xx)   *Twentieth*, to the Class [__] Certificates, in reduction of the Certificate Balance thereof, an amount equal to the Principal Distribution Amount less amounts of Principal Distribution Amount distributed pursuant to all prior clauses, until the Certificate Balance of such Class is reduced to zero;

(xxi)   *Twenty-first*, to the Class [__] Certificates, to the extent not distributed pursuant to all prior clauses, for the unreimbursed amounts of Realized Losses, if any, up to an amount equal to the aggregate of such unreimbursed Realized Losses previously allocated to such Class, plus interest on that amount at the Pass-Through Rate for such class compounded monthly from the date the Realized Loss was allocated to such Class;

(xxii)   *Twenty-second*, to the Class [R] Certificates, any amounts remaining in the Upper-Tier Distribution Account.

Notwithstanding the foregoing, on each Distribution Date occurring on and after the Cross-Over Date, regardless of the allocation of principal payments described in priority *Second* above, the Principal Distribution Amount for such Distribution Date will be distributed to the [SENIOR CLASSES] Certificates, *pro rata*, based on their respective Certificate Balances, in reduction of their respective Certificate Balances, until the Certificate Balance of each such Class of Certificates is reduced to zero.

(c)   Amounts distributed on the Class [PEZ] Regular Interests pursuant to Section 4.01(a) shall be further distributed from the Class [PEZ] Distribution Account to the Holders of the Exchangeable Certificates as set forth below:

(i)   On each Distribution Date, simultaneously with the distributions made on the Class [__] Regular Interest under Section 4.01(b), the aggregate amount so distributed on the Class [__] Regular Interest on such Distribution Date shall be further distributed by the Certificate Administrator to the Holders of the Class [__] Certificates and the Class [PEZ] Certificates in the follow amounts and in the following order of priority:

(A)   *first*, concurrently, to the Class [__] Certificates in respect of interest, up to an amount equal to the Class [__] Percentage Interest of the amount distributed in respect of interest on the Class [__] Regular Interest under Section 4.01(b)(v), and on the Class [PEZ] Certificates in respect of interest on Class [PEZ] Component [___], up to an amount equal to the Class [__]-Exchange

-298-

Percentage Interest of the amount distributed in respect of interest on the Class [__] Regular Interest under Section 4.01(b)(v);

(B) *second*, concurrently, to the Class [__] Certificates in respect of interest, up to an amount equal to the Class [__] Percentage Interest of the amount distributed in respect of interest on the Class [__] Regular Interest under Section 4.01(b)(vi), and on the Class [PEZ] Certificates in respect of interest on Class [PEZ] Component [____], up to an amount equal to the Class [__]-Exchange Percentage Interest of the amount distributed in respect of interest on the Class [__] Regular Interest under Section 4.01(a)(vi);

(C) *third*, concurrently, to the Class [__] Certificates in respect of principal, up to an amount equal to the Class [__] Percentage Interest of the amount distributed in respect of principal on the Class [__] Regular Interest under Section 4.01(b)(vii), and on the Class [PEZ] Certificates in respect of principal on Class [PEZ] Component [____], up to an amount equal to the Class [__]-Exchange Percentage Interest of the amount distributed in respect of principal on the Class [__] Regular Interest under Section 4.01(b)(vii); and

(D) *fourth*, concurrently, to the Class [__] Certificates in respect of unreimbursed Realized Losses, up to an amount equal to the Class [__] Percentage Interest of the amount distributed in respect of unreimbursed Realized Losses on the Class [__] Regular Interest under Section 4.01(b)(viii), and on the Class [PEZ] Certificates in respect of unreimbursed Realized Losses on Class [PEZ] Component [____], up to an amount equal to the Class [__]-Exchange Percentage Interest of the amount distributed in respect of unreimbursed Realized Losses on the Class [__] Regular Interest under Section 4.01(b)(viii).

(ii) On each Distribution Date, simultaneously with the distributions made on the Class [__] Regular Interest under Section 4.01(b), the aggregate amount so distributed on the Class [__] Regular Interest on such Distribution Date shall be further distributed by the Certificate Administrator to the Holders of the Class [__] Certificates and the Class [PEZ] Certificates in the follow amounts and in the following order of priority:

(A) *first*, concurrently, to the Class [__] Certificates in respect of interest, up to an amount equal to the Class [__] Percentage Interest of the amount distributed in respect of interest on the Class [__] Regular Interest under Section 4.01(b)(ix), and on the Class [PEZ] Certificates in respect of interest on Class [PEZ] Component [____], up to an amount equal to the Class [__]-Exchange Percentage Interest of the amount distributed in respect of interest on the Class [__] Regular Interest under Section 4.01(b)(ix);

(B) *second*, concurrently, to the Class [__] Certificates in respect of interest, up to an amount equal to the Class [__] Percentage Interest of the amount distributed in respect of interest on the Class [__] Regular Interest under Section 4.01(b)(x), and on the Class [PEZ] Certificates in respect of interest on Class [PEZ] Component [____], up to an amount equal to the Class [__]-Exchange

-299-

Percentage Interest of the amount distributed in respect of interest on the Class [__] Regular Interest under Section 4.01(b)(x);

(C)   *third*, concurrently, to the Class [__] Certificates in respect of principal, up to an amount equal to the Class [__] Percentage Interest of the amount distributed in respect of principal on the Class [__] Regular Interest under Section 4.01(b)(xi), and on the Class [PEZ] Certificates in respect of principal on Class [PEZ] Component [____], up to an amount equal to the Class [__]-Exchange Percentage Interest of the amount distributed in respect of principal on the Class [__] Regular Interest under Section 4.01(b)(xi); and

(D)   *fourth*, concurrently, to the Class [__] Certificates in respect of unreimbursed Realized Losses, up to an amount equal to the Class [__] Percentage Interest of the amount distributed in respect of unreimbursed Realized Losses on the Class [__] Regular Interest under Section 4.01(b)(xii), and on the Class [PEZ] Certificates in respect of unreimbursed Realized Losses on Class [PEZ] Component [____], up to an amount equal to the Class [__]-Exchange Percentage Interest of the amount distributed in respect of unreimbursed Realized Losses on the Class [__] Regular Interest under Section 4.01(b)(xii).

(iii)   On each Distribution Date, simultaneously with the distributions made on the Class [__] Regular Interest under Section 4.01(b), the aggregate amount so distributed on the Class [__] Regular Interest on such Distribution Date shall be further distributed by the Certificate Administrator to the Holders of the Class [__] Certificates and the Class [PEZ] Certificates in the follow amounts and in the following order of priority:

(A)   *first*, concurrently, to the Class [__] Certificates in respect of interest, up to an amount equal to the Class [__] Percentage Interest of the amount distributed in respect of interest on the Class [__] Regular Interest under Section 4.01(b)(xiii), and on the Class [PEZ] Certificates in respect of interest on Class [PEZ] Component [____], up to an amount equal to the Class [__]-Exchange Percentage Interest of the amount distributed in respect of interest on the Class [__] Regular Interest under Section 4.01(b)(xiii);

(B)   *second*, concurrently, to the Class [__] Certificates in respect of interest, up to an amount equal to the Class [__] Percentage Interest of the amount distributed in respect of interest on the Class [__] Regular Interest under Section 4.01(b)(xiv), and on the Class [PEZ] Certificates in respect of interest on Class [PEZ] Component [____], up to an amount equal to the Class [__]-Exchange Percentage Interest of the amount distributed in respect of interest on the Class [__] Regular Interest under Section 4.01(b)(xiv);

(C)   *third*, concurrently, to the Class [__] Certificates in respect of principal, up to an amount equal to the Class [__] Percentage Interest of the amount distributed in respect of principal on the Class [__] Regular Interest under Section 4.01(b)(xv), and on the Class [PEZ] Certificates in respect of principal on Class [PEZ] Component [____], up to an amount equal to the Class [__]-Exchange

Percentage Interest of the amount distributed in respect of principal on the Class [__] Regular Interest under Section 4.01(b)(xv); and

(D) *fourth*, concurrently, to the Class [__] Certificates in respect of unreimbursed Realized Losses, up to an amount equal to the Class [__] Percentage Interest of the amount distributed in respect of unreimbursed Realized Losses on the Class [__] Regular Interest under Section 4.01(b)(xvi), and on the Class [PEZ] Certificates in respect of unreimbursed Realized Losses on Class [PEZ] Component [____], up to an amount equal to the Class [__]-Exchange Percentage Interest of the amount distributed in respect of unreimbursed Realized Losses on the Class [__] Regular Interest under Section 4.01(b)(xvi).

(iv) The various amounts distributable on the Class [PEZ] Certificates on each Distribution Date under the foregoing subsections of this Section 4.01(c) shall be so distributed in a single, aggregate distribution.

(d) On each Distribution Date, following the distribution from the Lower-Tier Distribution Account in respect of the Lower-Tier Regular Interests pursuant to Section 4.01(a) of this Agreement, the Certificate Administrator shall make distributions of any Prepayment Premiums and Yield Maintenance Charges received in the related Collection Period (other than any such amounts in respect of the Trust Subordinate Companion Loan) from amounts deposited in the Upper-Tier Distribution Account pursuant to Section 3.05(f) of this Agreement, as follows:

Prepayment Premiums and Yield Maintenance Charges received with respect to the Mortgage Loans (other than any such amounts in respect of the Trust Subordinate Companion Loan) shall be distributed to the Class [__], Class [__], Class [__], Class [__], Class [__] and Class [__] Certificates and the Class [__], Class [__] and Class [__] Regular Interests in an amount equal to, in the case of each such Class, the product of (a) a fraction, not greater than one, the numerator of which is the amount distributed as principal to such Class on such Distribution Date, and whose denominator is the total amount distributed as principal to the Class [__], Class [__], Class [__], Class [__], Class [__] and Class [__] Certificates and the Class [__], Class [__] and Class [__] Regular Interests on such Distribution Date, (b) the Base Interest Fraction for the related Principal Prepayment and such Class of Certificates or Regular Interest and (c) the aggregate amount of the Prepayment Premiums (other than any such amounts in respect of the Trust Subordinate Companion Loan) or the Yield Maintenance Charges (other than any such amounts in respect of the Trust Subordinate Companion Loan), as applicable, collected on such Principal Prepayment during the related Collection Period.

On each Distribution Date, any Yield Maintenance Charges or Prepayment Premiums distributed in respect of the Class [__] Regular Interest shall be further allocated between and distributed on the Class [__] Certificates and the Class [PEZ] Component [____] (and correspondingly on the Class [PEZ] Certificates), *pro rata* in proportion to the Class [__] Percentage Interest and Class [__]-Exchange Percentage Interest, respectively. On each Distribution Date, any Yield Maintenance Charges or Prepayment Premiums distributed in respect of the Class [__] Regular Interest shall be further allocated between and distributed on the Class [__] Certificates and the Class [PEZ] Component [____] (and correspondingly on the Class [PEZ] Certificates), *pro rata* in proportion to the Class [__] Percentage Interest and Class

[__]-Exchange Percentage Interest, respectively. On each Distribution Date, any Yield Maintenance Charges or Prepayment Premiums distributed in respect of the Class [__] Regular Interest shall be further allocated between and distributed on the Class [__] Certificates and the Class [PEZ] Component [___] (and correspondingly on the Class [PEZ] Certificates), *pro rata* in proportion to the Class [__] Percentage Interest and Class [__]-Exchange Percentage Interest, respectively.

Prepayment Premiums and Yield Maintenance Charges received with respect to the Trust Subordinate Companion Loan shall be distributed to the [LOAN SPECIFIC CLASS] Certificates.

Any Yield Maintenance Charges or Prepayment Premiums collected during the related Collection Period (other than any such amounts in respect of the Trust Subordinate Companion Loan) remaining after such distributions described in the preceding paragraphs (the "IO Group YM Distribution Amount") shall be allocated and distributed in the following manner:

(i) to the Class [__] Certificates, in an amount equal to the product of (a) a fraction, the numerator of which is the aggregate amount of principal distributed on the Class [__], Class [__], Class [__], Class [__], Class [__] Certificates and the Class [__] Regular Interest on such Distribution Date and the denominator of which is the total Principal Distribution Amount for such Distribution Date, multiplied by (b) the IO Group YM Distribution Amount;

(ii) to the Class [__] Certificates, in an amount equal to the product of (a) a fraction, the numerator of which is the aggregate amount of principal distributed on the Class [__] Regular Interest and the Class [__] Regular Interest on such Distribution Date and the denominator of which is the total Principal Distribution Amount for such Distribution Date, multiplied by (b), the IO Group YM Distribution Amount;

(iii) to the Class [__] Certificates, in an amount equal to the product of (a) a fraction, the numerator of which is the amount of principal distributed on the Class [__] Certificates on such Distribution Date and the denominator of which is the total Principal Distribution Amount for such Distribution Date, multiplied by (b), the IO Group YM Distribution Amount;

(iv) to the Class [__] Certificates, in an amount equal to the product of (a) a fraction, the numerator of which is the amount of principal distributed on the Class [__] Certificates on such Distribution Date and the denominator of which is the total Principal Distribution Amount for such Distribution Date, multiplied by (b), the IO Group YM Distribution Amount;

(v) to the Class [__] Certificates, in an amount equal to the product of (a) a fraction, the numerator of which is the amount of principal distributed on the Class [__] Certificates on such Distribution Date and the denominator of which is the total Principal Distribution Amount for such Distribution Date, multiplied by (b), the IO Group YM Distribution Amount;

(vi)   to the Class [__] Certificates, in an amount equal to the product of (a) a fraction, the numerator of which is the amount of principal distributed on the Class [__] Certificates on such Distribution Date and the denominator of which is the total Principal Distribution Amount for such Distribution Date, multiplied by (b), the IO Group YM Distribution Amount; and

(vii)   on the Class [__] Certificates, the IO Group YM Distribution Amount remaining after such distribution to the holders of the Class [__], Class [__], Class [__], Class [__], Class [__] and Class [__] Certificates described in clauses (i) through (vi) above.

(e)   On each Distribution Date, the Certificate Administrator shall withdraw amounts from the Gain-on-Sale Reserve Account (or sub-account thereof) and shall distribute such amounts in the following manner:

(i)   (A) from amounts in the Gain-on-Sale Reserve Account allocable to a Mortgage Loan (other than a Mortgage Loan related to a Serviced Whole Loan), to reimburse the Holders of the Regular Certificates (other than the [INTEREST ONLY CLASSES] Certificates) and the Class [PEZ] Regular Interests (in the same order as that set forth in Section 4.01(b) of this Agreement and any amount so distributed on any Class [PEZ] Regular Interest shall be made correspondingly to the Class [__], Class [__] or Class [__] Certificates and the component of the Class [PEZ] Certificates that correspond to such Class [PEZ] Regular Interest, *pro rata*, according to their respective Tranche Percentage Interest in such Class [PEZ] Regular Interest), up to an amount equal to all Realized Losses and Additional Trust Fund Expenses, if any, previously allocated to them and unreimbursed after application of Available Funds for such Distribution Date; (B) from amounts in the Gain-on-Sale Reserve Account allocable to the Serviced Whole Loans, *first*, in accordance with the terms of the related Intercreditor Agreement, and *then*, to the extent allocated to the related Mortgage Loan (in the case of the AB Whole Loan, solely from amounts allocable to the AB Mortgage Loan), pursuant to the terms of such Intercreditor Agreement, to reimburse the Holders of the Regular Certificates (other than [INTEREST ONLY CLASSES] Certificates) and the Class [PEZ] Regular Interests (in the same order as that set forth in Section 4.01(b) of this Agreement and any amount so distributed on any Class [PEZ] Regular Interest shall be made correspondingly to the Class [__], Class [__] or Class [__] Certificates and the component of the Class [PEZ] Certificates that correspond to such Class [PEZ] Regular Interest, *pro rata*, according to their respective Tranche Percentage Interest in such Class [PEZ] Regular Interest), up to an amount equal to all Realized Losses and Additional Trust Fund Expenses, if any, previously allocated to them and unreimbursed after application of Available Funds for such Distribution Date; and (C) from amounts in the Gain-on-Sale Reserve Account allocable to the Trust Subordinate Companion Loan, to reimburse Holders of the [LOAN SPECIFIC CLASS] Certificates up to an amount equal to all Loan Specific Realized Losses and Additional Trust Fund Expenses, if any, previously allocated to them and unreimbursed after application of all amounts payable thereto for such Distribution Date and

(ii)   any amounts remaining in the Gain-on-Sale Reserve Account after such distributions on any Distribution Date that (A) are allocable to the Mortgage Loans, shall

be held and maintained in such account and applied to offset future Realized Losses and Additional Trust Fund Expenses from time to time; and (B) are allocable to the Serviced Companion Loans, shall be remitted within one Business Day after each such Distribution Date by the Certificate Administrator to the Master Servicer (which shall remit to the Serviced Companion Loan Noteholders in accordance with Section 3.05(h)). On any Distribution Date, amounts held in the Gain-on-Sale Reserve Account (other than amounts allocable to any related Serviced Companion Loan pursuant to the terms of any related Intercreditor Agreement) that exceed amounts reasonably required (as determined by the Certificate Administrator) to offset future Realized Losses and Additional Trust Fund Expenses shall be distributed to the Holders of the Class [R] Certificates (in respect of the Class [LTR] Interest) and upon termination of the Trust Fund, any amounts remaining in the Gain-on-Sale Reserve Account (other than amounts allocable to any related Serviced Companion Loan pursuant to the terms of any related Intercreditor Agreement) shall be distributed by the Certificate Administrator to the Class [R] Certificates (in respect of the Class [LTR] Interest). Amounts paid with respect to the Mortgage Loans from the Gain-on-Sale Reserve Account pursuant to the preceding clauses (i) and (ii) shall first be deemed to have been distributed to the Lower-Tier Regular Interests in reimbursement of Realized Losses and Additional Trust Fund Expenses previously allocated thereto in the same manner as provided in Section 4.01(a) of this Agreement. Amounts paid from the Gain-on-Sale Reserve Account will not reduce the Certificate Balances of any Class of Regular Certificates or of any Class [PEZ] Regular Interest receiving such distributions.

(f)   On each Distribution Date, immediately following the distributions to be made on such date pursuant to Section 4.01(b), the Certificate Administrator shall calculate the amount, if any, of Realized Losses. Any allocation of Realized Losses to any Class of Regular Certificates (other than the [INTEREST ONLY CLASSES] Certificates) and the Class [PEZ] Regular Interests shall be made by reducing the Certificate Balance thereof by the amount so allocated. Any Realized Losses so allocated to any Class of Regular Certificates (other than the [INTEREST ONLY CLASSES] Certificates) and the Class [PEZ] Regular Interests shall be allocated among the respective Certificates of such Class in proportion to the Percentage Interests evidenced thereby. The allocation of Realized Losses shall constitute an allocation of losses and other shortfalls experienced by the Trust Fund. Reimbursement of previously allocated Realized Losses will not constitute distributions of principal for any purpose and will not result in an additional reduction in the Certificate Balance of the Class of Certificates or Regular Interest in respect of which any such reimbursement is made. To the extent any Nonrecoverable Advances (plus interest thereon) that were reimbursed from principal collections on the Mortgage Loans and previously resulted in a reduction of the Principal Distribution Amount are subsequently recovered on the related Mortgage Loan, the amount of such recovery will be added to the Certificate Balance of the Classes of Regular Certificates or Regular Interests (other than the [INTEREST ONLY CLASSES] Certificates) that previously were allocated Realized Losses, first, to the [SENIOR CLASSES] Certificates, *pro rata*, then to the Class [__] Regular Interest (and, correspondingly, the Class [__] Certificates and the Class [PEZ] Component [___], *pro rata* based on their respective Tranche Percentage Interests therein), then, to the Class [__] Regular Interest (and, correspondingly, the Class [__] Certificates and the Class [PEZ] Component [___], *pro rata* based on their respective Tranche Percentage Interests therein), then, to the Class [__] Regular Interest (and, correspondingly, the Class [__] Certificates and the Class [PEZ] Component [___], *pro rata* based on their respective Tranche

Percentage Interests therein), and then, to the remainder of the Regular Certificates (other than the [INTEREST ONLY CLASSES] Certificates) in sequential order, in each case up to the amount of the unreimbursed Realized Losses allocated to such Class of Certificates or such Class [PEZ] Regular Interest. If the Certificate Balance of any Class of Certificates or any Regular Interest is so increased, the amount of unreimbursed Realized Losses of such Class of Certificates or such Regular Interest shall be decreased by such amount.

The Certificate Balances of each Class of Regular Certificates (other than the [INTEREST ONLY CLASSES] Certificates) and Class [PEZ] Regular Interest will be reduced without distribution on any Distribution Date as a write-off to the extent of any Realized Losses allocated to such Class of Certificates or such Class [PEZ] Regular Interest with respect to such date. Any such write-offs will be applied to the Classes of Regular Certificates (other than the [INTEREST ONLY CLASSES] Certificates) and the Class [PEZ] Regular Interests in the following order, in each case until the Certificate Balance of such Class or Regular Interest is reduced to zero: first, to the Class [__] Certificates; second, to the Class [__] Certificates; third, to the Class [__] Certificates; fourth, to the Class [__] Certificates; fifth, to the Class [__] Certificates; sixth, to the Class [__] Regular Interest (and, correspondingly, the Class [__] Certificates and the Class [PEZ] Component [___], *pro rata* based on their respective Tranche Percentage Interests therein); seventh, to the Class [__] Regular Interest (and, correspondingly, the Class [__] Certificates and the Class [PEZ] Component [___], *pro rata* based on their respective Tranche Percentage Interests therein); eighth, to the Class [__] Regular Interest (and, correspondingly, the Class [__] Certificates and the Class [PEZ] Component [___], *pro rata* based on their respective Tranche Percentage Interests therein); and finally, to the [SENIOR CLASSES] Certificates, *pro rata*, based on their respective Certificate Balances. Any amounts recovered in respect of amounts previously written off as Realized Losses shall be distributed on the Classes of Regular Certificates (other than the [INTEREST ONLY CLASSES] Certificates) and the Class [PEZ] Regular Interests as a recovery of Realized Losses previously allocated to such Classes of Regular Certificates or Regular Interests in reverse order of allocation of Realized Losses thereto in accordance with Section 4.01(b) of this Agreement (and any amounts so distributed on any Class [__] Regular Interest shall be distributed on such Class of Class [__], Class [__] or Class [__] Certificates corresponding to that Class [PEZ] Regular Interest and the corresponding component of the Class [PEZ] Certificates, *pro rata* based on their respective Tranche Percentage Interests in such Class [PEZ] Regular Interest). Additional Trust Fund Expenses and shortfalls in Available Funds due to extraordinary expenses of the Trust Fund (including indemnification expenses), a reduction in the Mortgage Rate on a Mortgage Loan by a bankruptcy court pursuant to a plan of reorganization or pursuant to any of its equitable powers, or otherwise, shall be treated as and allocated in the same manner as Realized Losses.

With respect to any Distribution Date, any Realized Losses allocated pursuant to Section 3.06 of this Agreement with respect to such Distribution Date shall reduce the Lower-Tier Principal Balances of the Pooled Lower-Tier Regular Interests as a write-off and shall be allocated among the Pooled Lower-Tier Regular Interests in the same priority as the Class of Corresponding Certificates.

(g)   All amounts distributable to a Class of Certificates pursuant to this Section 4.01 on each Distribution Date shall be allocated *pro rata* among the outstanding Certificates in each such Class based on their respective Percentage Interests. Such distributions

shall be made on each Distribution Date other than the Termination Date to each Certificateholder of record on the related Record Date, (i) by wire transfer of immediately available funds to the account of such Holder at a bank or other entity located in the United States and having appropriate facilities therefor if such Holder shall have provided the Paying Agent with wire instructions in writing at least five Business Days prior to the related Record Date, or (ii) otherwise, by check mailed by first-class mail to the address set forth therefor in the Certificate Register. The final distribution on each Certificate shall be made in like manner, but only upon presentment and surrender of such Certificate at the office of the Certificate Administrator or its agent (which may be the Paying Agent or the Certificate Registrar acting as such agent) that is specified in the notice to Holders of such final distribution.

(h)   Except as otherwise provided in Section 9.01 with respect to an Anticipated Termination Date, the Certificate Administrator shall, as soon as reasonably practicable within the month preceding the month in which the final distribution with respect to any Class of Certificates is expected to be made, mail to each Holder of such Class of Certificates on such date a notice to the effect that:

(A)   the Certificate Administrator reasonably expects based upon information previously provided to it that the final distribution with respect to such Class of Certificates will be made on such Distribution Date, but only upon presentation and surrender of such Certificates at the office of the Certificate Administrator therein specified, and

(B)   if such final distribution is made on such Distribution Date, no interest shall accrue on such Certificates from and after such Distribution Date;

provided, that the Class [R] Certificates shall remain outstanding until no other Class of Certificates, the Loan Specific REMIC Regular Interests, the Lower-Tier Regular Interests or Class [PEZ] Regular Interests are outstanding.

Any funds not distributed to any Holder or Holders of such Classes of Certificates on such Distribution Date because of the failure of such Holder or Holders to tender their Certificates shall, on such date, be set aside and held for the benefit of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been given pursuant to this Section 4.01(h) shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Holders to surrender their Certificates for cancellation to receive the final distribution with respect thereto. If within one year after the second notice not all of such Certificates shall have been surrendered for cancellation, the Certificate Administrator may, directly or through an agent, take appropriate steps to contact the remaining non-tendering Holders concerning surrender of their Certificates. The costs and expenses of holding such funds in trust and of contacting such Holders shall be paid out of such funds. If within two years after the second notice any such Certificates shall not have been surrendered for cancellation, the Paying Agent shall distribute to the Certificate Administrator all amounts distributable to the Holders thereof, and the Certificate Administrator shall thereafter hold such amounts for the benefit of such Holders until the earlier of (i) its termination as Certificate Administrator hereunder and the transfer of such amounts to a successor Certificate Administrator and (ii) the termination of the Trust Fund and distribution of such amounts to the Class [R]

Certificateholders. No interest shall accrue or be payable to any Holder on any amount held hereunder or by the Certificate Administrator as a result of such Holder's failure to surrender its Certificate(s) for final payment thereof in accordance with this Section 4.01(h). Any such amounts transferred to the Certificate Administrator may be invested in Permitted Investments and all income and gain realized from investment of such funds shall accrue for its benefit.

(i)　　Shortfalls in Available Funds resulting from Excess Prepayment Interest Shortfalls shall be allocated to, and Compensating Interest Payments shall be deemed distributed to, each Class of Regular Certificates, the Class [__] Regular Interest (and, correspondingly, the Class [__] Certificates and the Class [PEZ] Component [___], *pro rata* based on their respective Tranche Percentage Interests therein), the Class [__] Regular Interest (and, correspondingly, the Class [__] Certificates and the Class [PEZ] Component [___], *pro rata* based on their respective Tranche Percentage Interests therein) and the Class [__] Regular Interest (and, correspondingly, the Class [__] Certificates and the Class [PEZ] Component [___], *pro rata* based on their respective Tranche Percentage Interests therein) and, in each case, correspondingly to the respective Class of Corresponding Lower-Tier Regular Interests, *pro rata*, based upon the Interest Accrual Amount distributable to each such Class of Certificates or Regular Interest prior to reduction by such Excess Prepayment Interest Shortfalls. Compensating Interest Payments shall be deposited by the Master Servicer into the Collection Account on or prior to the Master Servicer Remittance Date.

(j)　　On the final Master Servicer Remittance Date, the Master Servicer shall withdraw from the Collection Account and deliver to the Certificate Administrator who shall distribute to the Mortgage Loan Sellers, any Loss of Value Payments relating to the Mortgage Loans that it is servicing and that were transferred from the Loss of Value Reserve Fund to the Collection Account on the immediately preceding Master Servicer Remittance Date in accordance with Section 3.06(e)(v) of this Agreement.

(k)　　[Reserved.]

(l)　　The various amounts distributable on the Class [PEZ] Certificates on each Distribution Date under Section 4.01(c), Section 4.01(d) and Section 4.01(e) in respect of Interest Accrual Amounts, Class Interest Shortfalls, Principal Distribution Amounts, reimbursements of Realized Losses, Yield Maintenance Charges and Gain-on-Sale Proceeds allocated to any of the Class [PEZ] Components pursuant to the terms of this Agreement shall be so distributed in a single, aggregate distribution to the Holders of the Class [PEZ] Certificates on such Distribution Date. In addition, the Class [PEZ] Certificates shall be allocated the aggregate amount of Realized Losses, Net Prepayment Interest Shortfalls and other interest shortfalls (including those resulting from Appraisal Reduction Events) that are allocated to the Class [PEZ] Components pursuant to the terms of this Agreement.

(m)　　On each Distribution Date, any Excess Interest received with respect to each ARD Loan during the related Collection Period shall be distributed to the Holders of the [ARD CLASS] Certificates from the Excess Interest Distribution Account established pursuant to Section 3.05(k). Any Excess Interest remaining in the Excess Interest Distribution Account on the final Distribution Date shall be distributed to the Holders of the [ARD CLASS] Certificates.

Section 4.01A Distributions on the [LOAN SPECIFIC CLASS] Certificates.

(a)   The initial principal balance of the [LOAN SPECIFIC CLASS]-P Regular Interest shall be an amount equal to the initial principal balance of the AB Mortgage Loan and the initial principal balance of the [LOAN SPECIFIC CLASS]-NP Regular Interest shall be an amount equal to the initial principal balance of the Trust Subordinate Companion Loan.   The Pass-Through Rate on the [LOAN SPECIFIC CLASS]-P Regular Interest shall be AB Mortgage Loan Component Net Rate and the Pass-Through Rate on the [LOAN SPECIFIC CLASS]-NP Regular Interest shall be the Class [__] Pass-Through Rate. On each Distribution Date:

(i)   The [LOAN SPECIFIC CLASS]-P Regular Interest shall be deemed to have received distributions in respect of interest and principal and allocations of principal and other losses and Additional Trust Fund Expenses allocated to the AB Mortgage Loan pursuant to the terms of the related Intercreditor Agreement in an amount equal to the amount of interest and principal actually distributed to, or principal and other losses and Additional Trust Fund Expenses allocated to the AB Mortgage Loan pursuant to the terms of the related Intercreditor Agreement. Such amounts shall be deemed to have been withdrawn from the Loan Specific REMIC Distribution Account and deposited in the Lower-Tier Distribution Account. Amounts so distributed on the [LOAN SPECIFIC CLASS]-P Regular Interest in respect of the AB Mortgage Loan shall be deemed to be part of Available Funds and shall not be deemed to be part of the Loan Specific Available Funds;

(ii)   The [LOAN SPECIFIC CLASS]-NP Regular Interest shall be deemed to have received distributions in respect of interest and principal and allocations of principal and other losses and Additional Trust Fund Expenses allocated to the Trust Subordinate Companion Loan pursuant to the terms of the related Intercreditor Agreement in an amount equal to the amount of interest and principal actually distributed to, or principal and other losses and Additional Trust Fund Expenses allocated to the Trust Subordinate Companion Loan pursuant to the terms of the related Intercreditor Agreement. Such amounts shall be deemed to have been withdrawn from the Loan Specific REMIC Distribution Account and deposited in the Lower-Tier Distribution Account. Amounts so distributed on the [LOAN SPECIFIC CLASS]-NP Regular Interest in respect of the Trust Subordinate Companion Loan shall **not** be part of Available Funds but shall be deemed to be part of the [LOAN SPECIFIC CLASS] Available Funds;

(iii)   The Class L[___] Interest shall be deemed to have received distributions of principal and allocations of Loan Specific Realized Losses and Additional Trust Fund Expenses in an amount equal to the amount of principal actually distributable to the [LOAN SPECIFIC CLASS] Certificates. The Class L[___] Interest shall be deemed to have received distributions in respect of interest in an amount equal to the Loan Specific Interest Accrual Amount, Class Interest Shortfalls in respect of the [LOAN SPECIFIC CLASS] Certificates and Prepayment Premiums and Yield Maintenance Charges in respect of the [LOAN SPECIFIC CLASS]-NP Regular Interest, to the extent actually distributable thereon; and

(iv)   Amounts deemed to be received by the Upper-Tier REMIC in respect of the Class L[___] Interest shall be available to be withdrawn to the extent of the Loan Specific Available Funds for distribution to the [LOAN SPECIFIC CLASS] Certificates

Distributions made in respect of the [LOAN SPECIFIC CLASS] Certificates on each Distribution Date pursuant to Section 4.01A(b) or Section 9.01 shall be deemed to have first been withdrawn from the Loan Specific REMIC Distribution Account and distributed from the Loan Specific REMIC to the Lower-Tier REMIC in respect of the Class L[___] Regular Interest and withdrawn from the Lower-Tier Distribution Account and distributed from the Lower-Tier REMIC to the Upper-Tier REMIC in respect of its Class L[___] Interest. The Certificate Administrator shall be deemed to deposit the Loan Specific Available Funds and the amount of any related Prepayment Premiums and any Yield Maintenance Charges distributable to the Upper-Tier REMIC pursuant to this Section 4.01A(a)(iii) into the Upper-Tier Distribution Account. Any amount in respect of the Trust Subordinate Companion Loan that remains in the Loan Specific REMIC Distribution Account or the Lower-Tier Distribution Account on each Distribution Date after distribution of the Loan Specific Available Funds and distribution of Prepayment Premiums and Yield Maintenance Charges in respect of the [LOAN SPECIFIC CLASS]-NP Regular Interest and the Class L[___] Interest, respectively, shall be distributed to the Holders of the Class R Certificates (but only to the extent of such amount for such Distribution Date remaining in the Loan Specific REMIC Distribution Account or the Lower-Tier Distribution Account, respectively, if any).

(b)   On each Distribution Date the Certificate Administrator shall withdraw from the Upper-Tier Distribution Account the amounts deposited in the Upper-Tier Distribution Account in respect of such Distribution Date pursuant to Section 4.01A(a) and distribute such amount to Holders of [LOAN SPECIFIC CLASS] Certificates in the amounts and in the order of priority set forth below:

(i)   first, to distributions of interest to the Holders of the [LOAN SPECIFIC CLASS] Certificates, in an amount equal to all of the Loan Specific Interest Accrual Amount for the [LOAN SPECIFIC CLASS] Certificates for such Distribution Date and, to the extent not previously paid, for all prior Distribution Dates;

(ii)   second, to distributions of principal to the Holders of the [LOAN SPECIFIC CLASS] Certificates, in an amount up to the Loan Specific Principal Distribution Amount for such Distribution Date, until the Certificate Balance of the [LOAN SPECIFIC CLASS] Certificates is reduced to zero;

(iii)   third, to distributions to the Holders of the [LOAN SPECIFIC CLASS] Certificates to reimburse such Holders for all Loan Specific Realized Losses, if any, previously allocated to such Class of Certificates and for which no reimbursement has previously been received; and

(iv)   fourth, to distributions to the Holders of the Class R Certificates in an amount equal to the balance, if any, of the Loan Specific Available Funds remaining in the Upper-Tier REMIC after the distributions to be made on such Distribution Date as described in clauses (i) through (iii) above.

(c)   On each Distribution Date, following the distribution from the Lower-Tier Distribution Account in respect of the Class L[___] Interest pursuant to Section 4.01A(a) of this Agreement, the Certificate Administrator shall make distributions of any Prepayment Premiums and Yield Maintenance Charges received in the related Collection Period on the Trust

Subordinate Companion Loan from amounts deposited in the Upper-Tier Distribution Account pursuant to Section 3.05(f) of this Agreement to the [LOAN SPECIFIC CLASS] Certificates.

(d)   On each Distribution Date, the Certificate Balance of [LOAN SPECIFIC CLASS] Certificates will be reduced without distribution on any Distribution Date as a write-off to the extent of any related Loan Specific Realized Losses calculated immediately following the distributions to be made on such Distribution Date. Any amounts recovered in respect of amounts previously written off as Loan Specific Realized Losses shall be distributed to the [LOAN SPECIFIC CLASS] Certificates in accordance with the priorities in Section 4.01A(b) of this Agreement. Additional Trust Fund Expenses allocable to the Trust Subordinate Companion Loan (pursuant to the related Intercreditor Agreement or this Agreement) and shortfalls in Loan Specific Available Funds due to extraordinary expenses of the Trust Fund (including indemnification expenses), a reduction in the related Mortgage Rate by a bankruptcy court pursuant to a plan of reorganization or pursuant to any of its equitable powers, or otherwise, shall be treated as, and allocated in the same manner as, Loan Specific Realized Losses.

The Loan Specific Realized Losses that are applied to [LOAN SPECIFIC CLASS] Certificates will be allocated to reduce the Lower-Tier Principal Balance of the Class L[___] Interest and the Loan Specific REMIC Principal Balance of the [LOAN SPECIFIC CLASS]-NP Regular Interest.

(e)   On each Distribution Date, Prepayment Interest Shortfalls on the AB Whole Loan shall be allocated first, to interest distributions on the Trust Subordinate Companion Loan and second, to interest distributions on the AB Mortgage Loan on such Distribution Date. Prepayment Interest Shortfalls allocated to the Trust Subordinate Companion Loan (the "Loan Specific Excess Prepayment Interest Shortfall") shall be allocated to the [LOAN SPECIFIC CLASS] Certificates, and in corresponding amounts to the Class L[___] Interest and the [LOAN SPECIFIC CLASS]-NP Regular Interest. Any Prepayment Interest Shortfall allocated to the AB Mortgage Loan shall be allocated to the Pooled Regular Certificates (other than the Class A-M, Class B and Class C Certificates), and the EC Regular Interests and the Pooled Lower-Tier Regular Interests and the [LOAN SPECIFIC CLASS]-P Regular Interest.

(f)   All distributions to each of the [LOAN SPECIFIC CLASS] Certificates shall be allocated *pro rata* among the outstanding Certificates in each such Class based on their respective Percentage Interests. Such distributions shall be made on each Distribution Date other than the Termination Date to each Certificateholder of record on the related Record Date, by wire transfer of immediately available funds to the account of such Holder at a bank or other entity located in the United States and having appropriate facilities therefor provided that such Holder shall have provided the Paying Agent with wire instructions in writing at least five Business Days prior to the related Record Date, or, otherwise, by check mailed by first-class mail to the address set forth therefor in the Certificate Register. The final distribution on each [LOAN SPECIFIC CLASS] Certificate shall be made in like manner, but only upon presentment and surrender of such Certificate at the office of the Certificate Administrator or its agent (which may be the Paying Agent or the Certificate Registrar acting as such agent) that is specified in the notice to Holders of such final distribution.

(g)   Except as otherwise provided in Section 9.01 with respect to an Anticipated Termination Date, the Certificate Administrator shall, no later than the fifteenth day

of the month in the month preceding the month in which the final distribution with respect to any of the [LOAN SPECIFIC CLASS] Certificates is expected to be made, mail to each Holder of such [LOAN SPECIFIC CLASS] Certificates on such date a notice to the effect that:

(A)   the Certificate Administrator reasonably expects based upon information previously provided to it that the final distribution with respect to such [LOAN SPECIFIC CLASS] Certificates will be made on such Distribution Date, but only upon presentation and surrender of such Certificates at the office of the Certificate Administrator therein specified, and

(B)   if such final distribution is made on such Distribution Date, no interest shall accrue on such Certificates from and after such Distribution Date;

provided, however, that the Class R Certificates shall remain outstanding until there is no other Class of Certificates, Loan Specific REMIC Regular Interests or Lower-Tier Regular Interests outstanding.

Any funds not distributed to any Holder or Holders of the [LOAN SPECIFIC CLASS] Certificates on such Distribution Date because of the failure of such Holder or Holders to tender their Certificates shall, on such date, be set aside and held in trust for the benefit of the appropriate non-tendering Holder or Holders. If any [LOAN SPECIFIC CLASS] Certificates as to which notice has been given pursuant to this Section 4.01A(g) shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Holders to surrender their Certificates for cancellation to receive the final distribution with respect thereto. If within one year after the second notice not all of such Certificates shall have been surrendered for cancellation, the Certificate Administrator may, directly or through an agent, take appropriate steps to contact the remaining non-tendering Holders concerning surrender of their Certificates. The costs and expenses of holding such funds in trust and of contacting such Holders shall be paid out of such funds. If within two years after the second notice any such [LOAN SPECIFIC CLASS] Certificates shall not have been surrendered for cancellation, the Paying Agent shall pay to the Certificate Administrator all amounts distributable to the Holders thereof, and the Certificate Administrator shall thereafter hold such amounts for the benefit of such Holders until the earlier of (i) its termination as Certificate Administrator hereunder and the transfer of such amounts to a successor Certificate Administrator and (ii) the termination of the Trust Fund and distribution of such amounts to the Class R Certificateholders. No interest shall accrue or be payable to any Holder on any amount held in trust hereunder or by the Certificate Administrator as a result of such Holder's failure to surrender its Certificate(s) for final payment thereof in accordance with this Section 4.01A(g). Any such amounts transferred to the Certificate Administrator may be invested in Permitted Investments and all income and gain realized from investment of such funds shall accrue for its benefit.

Section 4.02   Statements to Certificateholders; Reports by Certificate Administrator; Other Information Available to the Holders and Others. (a) On each Distribution Date, the Certificate Administrator shall make available to the general public on the Certificate Administrator's Website a statement (substantially in the form set forth as Exhibit K to this Agreement and based on the information set forth in (i) the CREFC® Investor Reporting Package (CREFC® IRP) prepared by the Master Servicer (other than the CREFC® Special Servicer Loan

File) and the other reports prepared by the Master Servicer and Special Servicer relating to such Distribution Date, including the CREFC® Special Servicer Loan File, upon which information the Certificate Administrator may conclusively rely, in accordance with CREFC® guidelines and (ii) the CREFC® Reconciliation of Funds Template prepared by the Certificate Administrator) as to distributions made on such Distribution Date (each, a "Distribution Date Statement") setting forth (with respect to each Class of Certificates) the following information:

(i)   the Record Date, Interest Accrual Period, and Determination Date for such Distribution Date;

(ii)   the aggregate amount of the distribution to be made on such Distribution Date to the Holders of each Class of Sequential Pay Certificates and the [ARD CLASS] and Class [PEZ] Certificates in reduction of the Certificate Balance of those Certificates;

(iii)   the aggregate amount of the distribution to be made on such Distribution Date to the Holders of each Class of Sequential Pay Certificates and the Class [PEZ] Certificates allocable to (A) the Interest Accrual Amount and the Loan Specific Interest Accrual Amount, as applicable, and/or (B) Class Interest Shortfalls;

(iv)   the aggregate amount of Advances made in respect of the Distribution Date and the amount of interest paid on Advances since the prior Distribution Date (including, to the extent material, the general use of funds advanced and general source of funds for reimbursements);

(v)   the aggregate amount of compensation paid to the Trustee, the Certificate Administrator, CREFC®, the Operating Advisor, the Asset Representations Reviewer and servicing compensation paid to the Master Servicer and the Special Servicer for the related Determination Date and any other fees or expenses accrued and paid from the Trust Fund;

(vi)   (i) the Available Funds and the Loan Specific Available Funds for the Distribution Date, (ii) the total amount of all principal and/or interest distributions, as well as any other distributions (other than Yield Maintenance Charges), properly made on or in respect of any Class of Regular Certificates and any Class [PEZ] Regular Interest with respect to such Distribution Date, and (iii) any other cash flows received on the Mortgage Loans and applied to pay fees and expenses (including the components of the Available Funds, or such other cash flows);

(vii)   the amount of the distribution on the Distribution Date to the holders of any Class of Regular Certificates and any Class [PEZ] Regular Interest allocable to Prepayment Premiums and Yield Maintenance Charges;

(viii)   the accrued Interest Accrual Amount and Loan Specific Interest Accrual Amount, as applicable, in respect of each Class of Regular Certificates and any Class [PEZ] Regular Interest for such Distribution Date [and the aggregate amount of the Mortgage Loan Seller Strips for such Distribution Date];

(ix)   the Pass-Through Rate for each Class of Regular Certificates and each Class [PEZ] Regular Interest for the Distribution Date and the next succeeding Distribution Date;

(x)   the Principal Distribution Amount and the Loan Specific Principal Distribution Amount for the Distribution Date;

(xi)   the aggregate Certificate Balance or aggregate Notional Amount, as the case may be, of each Class of Certificates (other than the [ARD CLASS] Certificates or the Residual Certificates), immediately before and immediately after such Distribution Date, separately identifying any reduction in the aggregate Certificate Balance (or, if applicable, the aggregate Notional Amount) of each such Class as a result of the allocation of any Realized Loss or Loan Specific Realized Losses, as applicable, and/or Additional Trust Fund Expenses on such Distribution Date;

(xii)   the fraction, expressed as a decimal carried to at least eight places, the numerator of which is the then related Certificate Balance, and the denominator of which is the related initial aggregate Certificate Balance, for each Class of Regular Certificates immediately following the Distribution Date;

(xiii)   the amount of any Appraisal Reduction Amounts allocated during the related Collection Period on a loan-by-loan basis; and the total Appraisal Reduction Amounts as of such Distribution Date on a loan-by-loan basis;

(xiv)   the number and related Stated Principal Balance of any Mortgage Loans modified, extended or waived on a loan-by-loan basis since the previous Determination Date (including a description of any material modifications, extensions or waivers to Mortgage Loan terms, fees, penalties or payments during the Collection Period or that have cumulatively become material over time);

(xv)   the amount of any remaining unpaid Class Interest Shortfalls for each Class of Regular Certificates and each Class [PEZ] Regular Interest as of the Distribution Date;

(xvi)   an loan-by-loan listing of each Mortgage Loan which was the subject of a Principal Prepayment (other than Liquidation Proceeds and Insurance Proceeds) during the related Collection Period and the amount of Principal Prepayment occurring, together with the aggregate amount of Principal Prepayments made during the related Collection Period;

(xvii)   an loan-by-loan listing of each Mortgage Loan which was defeased since the previous Determination Date;

(xviii)   the amount of the distribution to the holders of each Class of Certificates on the Distribution Date attributable to reimbursement of Realized Losses, or Loan Specific Realized Losses, as applicable;

(xix)   as to any Mortgage Loan repurchased by a Mortgage Loan Seller or otherwise liquidated or disposed of during the related Collection Period, (A) the Loan

Number of the related Mortgage Loan and (B) the amount of proceeds of any repurchase of a Mortgage Loan, Liquidation Proceeds and/or other amounts, if any, received thereon during the related Collection Period and the portion thereof included in the Available Funds and the Loan Specific Available Funds for such Distribution Date;

(xx)   the amount on deposit in each of the Interest Reserve Account and the Gain-on-Sale Reserve Account before and after giving effect to the distribution made on such Distribution Date (and any material account activity since the prior Distribution Date);

(xxi)   the then-current credit support levels for each Class of Sequential Pay Certificates and Class [PEZ] Regular Interest;

(xxii)   the original and then-current ratings of each Class of Certificates (other than the Class [R] Certificates);

(xxiii)   with respect to any REO Loan as to which the related Mortgaged Property became an REO Property during the preceding calendar month, the city, state, property type, latest Debt Service Coverage Ratio and the current Stated Principal Balance;

(xxiv)   with respect to any REO Property included in the Trust Fund at the close of business on the related Determination Date (A) the Loan Number of the related Mortgage Loan, (B) the value of such REO Property based on the most recent Appraisal or valuation;

(xxv)   with respect to any Serviced REO Property sold or otherwise disposed of during the related Collection Period and for which a Final Recovery Determination has been made, (A) the Loan Number of the related Mortgage Loan, (B)(1) in the case of any Mortgage Loan other than the AB Whole Loan, the Realized Loss attributable to the related Mortgage Loan and (2) in the case of the AB Whole Loan, the Realized Loss attributable to the AB Mortgage Loan or the Loan Specific Realized Loss attributable to the Trust Subordinate Companion Loan, (C) the amount of sale proceeds and other amounts, if any, received in respect of such Serviced REO Property during the related Collection Period and the portion thereof included in the Available Funds for such Distribution Date, (D) the date of the Final Recovery Determination and (E) the balance of the Gain-on-Sale Reserve Account for such Distribution Date;

(xxvi)   the amount of the distribution on the Distribution Date to the holders of the [ARD CLASS] Certificates and the Residual Certificates;

(xxvii)   material breaches of Mortgage Loan representations and warranties or any covenants under this Agreement of which the Certificate Administrator has received or delivered written notice;

(xxviii)   the identity of the Operating Advisor;

(xxix)   the amount of Realized Losses, Loan Specific Realized Losses, Additional Trust Fund Expenses and Class Interest Shortfalls, if any, incurred with respect to the

Mortgage Loans during the related Collection Period and in the aggregate for all prior Collection Periods (except to the extent reimbursed or paid);

(xxx) an itemized listing of any Disclosable Special Servicer Fees received by the Special Servicer or any of its Affiliates during the related Collection Period;

(xxxi) the identity of the Controlling Class;

(xxxii) the identity of the Controlling Class Representative; and

(xxxiii) such other information as contemplated by Exhibit K to this Agreement; and a report as of the close of business on the immediately preceding Determination Date, containing some categories of information regarding the Mortgage Loans provided in Exhibit B, calculated, where applicable, on the basis of the most recent relevant information provided by the borrowers to the master servicer and by the master servicer to the certificate administrator, and presented in a loan-by-loan and tabular format substantially similar to the formats utilized in Annex A.

In the case of information furnished pursuant to sub-clauses (ii), (iii), (v), (vii), (viii), (xv) and (xviii) above, the amounts shall be expressed as a dollar amount in the aggregate for all Certificates of each applicable Class and per $1,000 of original Certificate Balance or Notional Amount, as the case may be.

The Master Servicer or the Special Servicer, as applicable, may omit any information from the Distribution Date statement that the Master Servicer or the Special Servicer regards as confidential. None of the Master Servicer, the Special Servicer, the Trustee or the Certificate Administrator shall be responsible for the accuracy or completeness of any information supplied to it by a Borrower, the Depositor, any Sponsor or a master servicer, a special servicer or other similar party under an Other PSA or other third party that is included in any reports, statements, materials or information prepared or provided by the Master Servicer, the Special Servicer, the Trustee or the Certificate Administrator, as applicable.

If and for so long as the Trust is subject to the reporting requirements of the Exchange Act, no Distribution Date Statement that is part of any SEC filing shall include references to the Rating Agencies or any ratings ascribed by any Rating Agency to any Class of Certificates.

On each Distribution Date, the Certificate Administrator shall make available to each Holder of a Class [R] Certificate a copy of the reports made available to the other Certificateholders on such Distribution Date and a statement setting forth the amounts, if any, actually distributed with respect to the Class [R] Certificates on such Distribution Date. Such obligation of the Certificate Administrator shall be deemed to have been satisfied to the extent that it provided substantially comparable information pursuant to any requirements of the Code as from time to time in force.

Within a reasonable period of time after the end of each calendar year, the Certificate Administrator shall furnish to each Person who at any time during the calendar year was a Certificateholder of record, a report summarizing on an annual basis (if appropriate) the

items provided to Certificateholders pursuant to clauses (i) and (ii) above as to the applicable Class, aggregated for such calendar year or applicable portion thereof during which such person was a Certificateholder, together with such other information that the Certificate Administrator deems necessary or desirable, or that a Certificateholder or Certificate Owner reasonably requests, to enable such Certificateholders to prepare their federal income tax returns. Such information shall include the amount of original issue discount accrued on each Class of Certificates held by Persons other than Holders exempted from the reporting requirements and information regarding the expenses of the Trust Fund. Such requirement shall be deemed to be satisfied to the extent such information is provided pursuant to applicable requirements of the Code from time to time in force.

On each Distribution Date, the Certificate Administrator shall deliver the related Distribution Date Statement to the Depositor in electronic format to *dbinvestor@list.db.com* (or to such other address as the Depositor shall specify by written notice to the Certificate Administrator).

Upon receipt of a summary of any Asset Review Report from the Asset Representations Reviewer required to be delivered pursuant to Section 11.04(e), the Certificate Administrator shall include such summary in Item 1B on the Form 10-D for such period in which the Asset Review Report was delivered.

[Based on the Retention Certificates received by the Certificate Administrator in accordance with Section 3.33 hereof, the Certificate Administrator shall include the information required to be included as part of Item 7 of Part II on Form 10 D.] [INCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016]

(b)   The Certificate Administrator shall make available via the Certificate Administrator's Website, to any Privileged Person (*provided* that the Prospectus, the Distribution Date Statements and the SEC filings will be made available to the general public, and provided further that any Privileged Person that is a Borrower, a Manager of a Mortgaged Property, an Affiliate of the foregoing or an agent of any Borrower shall only be entitled to access documents made available to the general public) the following items, in each case to the extent received by the Certificate Administrator:

(i)   the following "deal documents":

(A)   the Prospectus;

(B)   this Agreement, each sub-servicing agreement delivered to the Certificate Administrator from and after the Closing Date (if any), the Mortgage Loan Purchase Agreements and any amendments and exhibits hereto or thereto; and

(C)   the CREFC® Loan Setup File delivered to the Certificate Administrator by the Master Servicer;

(ii)   the following "SEC EDGAR filings":

(A)   any reports on Forms 10-D, 10-K and 8-K that have been filed by the Certificate Administrator with respect to the Trust through the EDGAR system;

(iii)   the following "periodic reports":

(A)   the Distribution Date Statements;

(B)   the supplemental reports and the CREFC® data files identified as such in the definition of "CREFC® Investor Reporting Package (CREFC® IRP)" (other than the CREFC® Loan Setup File), to the extent it has received or prepared such report or file; and

(C)   all Operating Advisor Annual Reports.

(iv)   the following "additional documents":

(A)   the summary of any Final Asset Status Report delivered to the Certificate Administrator in electronic format; and

(B)   any other Third Party Reports (or updates thereto) delivered to the Certificate Administrator in electronic format;

(v)   the following "special notices":

(A)   any notice with respect to a release pursuant to Section 3.10(h);

(B)   all Special Notices;

(C)   notice of any waiver, modification or amendment of any term of any Mortgage Loan;

(D)   notice of final payment on the Certificates;

(E)   all notices of the occurrence of any Servicer Termination Events received by the Certificate Administrator;

(F)   notice of termination or resignation of the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer or the Trustee (and appointments of successors to the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer or the Trustee);

(G)   any notice of any request by requisite percentage of Certificateholders for a vote to terminate the Special Servicer or the Operating Advisor;

(H)   any notice to Certificateholders of the operating advisor's recommendation to replace the special servicer;

(I)   notice of the Certificate Administrator's determination that an Asset Review Trigger is in effect and any other notice required to be delivered to the Certificateholders pursuant to Section 11.01;

(J)   any notice of the termination of a Sub-Servicer;

(K)   any and all Officer's Certificates and other evidence delivered to or by the Certificate Administrator to support its or the Master Servicer's, the Trustee's or the Special Servicer's, as the case may be, determination that any Advance was (or, if made, would be) a Nonrecoverable Advance;

(L)   any notice of the termination of the Trust;

(M)   any notice of the occurrence and continuance of a Control Termination Event;

(N)   any notice of the occurrence of a Consultation Termination Event;

(O)   any notice of the occurrence of an Operating Advisor Termination Event;

(P)   any notice of the occurrence of an Asset Representations Reviewer Termination Event;

(Q)   all of the annual compliance statements and annual assessments as to compliance delivered to the Certificate Administrator since the Closing Date pursuant to Section 10.11 and Section 10.12 of this Agreement; and

(R)   all of the annual independent public accountants' servicing reports caused to be delivered to the Certificate Administrator since the Closing Date pursuant to Section 10.13 of this Agreement;

(vi)   the Investor Q&A Forum; and

(vii)   solely to Certificateholders and Certificate Owners, the Investor Registry.

The Certificate Administrator makes no representations or warranties as to the accuracy or completeness of such information and assumes no responsibility therefor. In addition, the Certificate Administrator may disclaim responsibility for any information distributed by the Certificate Administrator for which it is not the original source. The Certificate Administrator shall not be responsible for the accuracy or completeness of any information supplied to it by the Master Servicer or Special Servicer that is included in any reports, statements, materials or information prepared or provided by the Master Servicer or Special Servicer, as applicable, and the Certificate Administrator shall be entitled to conclusively rely upon the Master Servicer's reports and the Special Servicer's reports without any duty or obligation to recompute, verify or re-evaluate any of the amounts or other information stated

therein. In connection with providing access to the Certificate Administrator's Internet website, the Certificate Administrator may require registration and the acceptance of a disclaimer. The Certificate Administrator shall not be liable for the dissemination of information in accordance herewith.

The provisions in this Section shall not limit the Master Servicer's ability to make accessible certain information regarding the Mortgage Loans at a website maintained by the Master Servicer.

(c)   The Certificate Administrator shall make available, only to Privileged Persons, the Investor Q&A Forum. The "Investor Q&A Forum" shall be a service available on the Certificate Administrator's Website, where (i) Certificateholders and Certificate Owners who are Privileged Persons may (A) submit questions to the Certificate Administrator relating to the Distribution Date Statement, (B) submit questions to the Master Servicer or the Special Servicer, as applicable, relating to the reports being made available pursuant to this Section 4.02(c), the Mortgage Loans or the Mortgaged Properties (other than a Non-Serviced Mortgage Loan or related Mortgaged Properties) and (C) submit questions to the Operating Advisor relating to the Operating Advisor Annual Reports or actions by the Master Servicer or the Special Servicer as to which the Operating Advisor has consultation rights, whether or not referenced in any Operating Advisor Annual Reports (collectively, "Inquiries"), and (ii) Privileged Persons may view Inquiries that have been previously submitted and answered, together with the answers thereto. Upon receipt of an Inquiry for the Master Servicer, the Special Servicer or the Operating Advisor, the Certificate Administrator shall forward the Inquiry to the Master Servicer, the Special Servicer or the Operating Advisor, as applicable, (and in the case of an inquiry relating to a Non-Serviced Mortgage Loan, to the applicable party under the Other Pooling and Servicing Agreement) in each case within a commercially reasonable period following receipt thereof. Following receipt of an Inquiry, the Certificate Administrator, the Master Servicer, the Special Servicer (other than with respect to the Non-Serviced Mortgage Loans or related Mortgaged Properties) or the Operating Advisor, as applicable, unless it determines not to answer such Inquiry as provided below, shall reply to the Inquiry, which reply of the Master Servicer, Special Servicer or the Operating Advisor shall be sent by email to the Certificate Administrator. The Certificate Administrator shall post (within a commercially reasonable period following preparation or receipt of such answer, as the case may be) such Inquiry and the related answer to the Investor Q&A Forum. If the Certificate Administrator, the Master Servicer, the Special Servicer or the Operating Advisor determines, in its respective sole discretion, that (i) any Inquiry is beyond the scope outlined above, (ii) answering any Inquiry would not be in the best interests of the Trust and/or the Certificateholders, (iii) answering any Inquiry would be in violation of applicable law, this Agreement or the applicable Loan Documents, (iv) answering any Inquiry would materially increase the duties of, or result in significant additional cost or expense to, the Certificate Administrator, the Master Servicer, the Special Servicer or the Operating Advisor, as applicable, (v) answering such inquiry would require the disclosure of Privileged Information (subject to the Privileged Information Exception) or (vi) answering any Inquiry is otherwise not advisable for any reason, it shall not be required to answer such Inquiry and, in the case of the Master Servicer, the Special Servicer or the Operating Advisor, shall promptly notify the Certificate Administrator, and the Certificate Administrator shall not post such Inquiry on the Investor Q&A Forum. In addition, no party shall post or otherwise disclose information known to such party to be Privileged Information as part of its response to any

Inquiry. The Certificate Administrator shall notify the Person who submitted such Inquiry if the Inquiry will not be answered. The Certificate Administrator shall not be required to post to the Investor Q&A Forum any Inquiry or answer thereto that the Certificate Administrator determines, in its sole discretion, is administrative or ministerial in nature. The Investor Q&A Forum will not reflect questions, answers and other communications between the Certificate Administrator or other Person which are not submitted via the Investor Q&A Forum. In addition, no party is permitted to post or otherwise disclose direct communication with the Directing Certificateholder as part of its response to any questions. In the case of an Inquiry relating to a Non-Serviced Mortgage Loan, the Certificate Administrator shall make reasonable efforts to obtain an answer from the related non-serviced master servicer or the related non-serviced special servicer, as applicable; provided that the Certificate Administrator shall not be responsible for the content of such answer or any delay or failure to obtain such answer.

(d)   The Certificate Administrator shall make available to any Certificateholder and Certificate Owner, the Investor Registry. The "Investor Registry" shall be a voluntary service available on the Certificate Administrator's Website, where Certificateholders and Certificate Owners can register and thereafter obtain contact information with respect to any other Certificateholder or Certificate Owner that has so registered. Any person registering to use the Investor Registry will be required to certify that (a) it is a Certificateholder or a Certificate Owner and (b) it grants authorization to the Certificate Administrator to make its name and contact information available on the Investor Registry for at least 45 days from the date of such certification to other registered Certificateholders and registered Certificate Owners. Such Person shall then be asked to enter certain mandatory fields such as the individual's name, the company name and email address, as well as certain optional fields such as address, phone, and Class(es) of Certificates owned. If any Certificateholder or Certificate Owner notifies the Certificate Administrator that it wishes to be removed from the Investor Registry (which notice may not be within 45 days of its registration), the Certificate Administrator shall promptly remove it from the Investor Registry. The Certificate Administrator will not be responsible for verifying or validating any information submitted on the Investor Registry, or for monitoring or otherwise maintaining the accuracy of any information thereon. The Certificate Administrator may require acceptance of a waiver and disclaimer for access to the Investor Registry.

(e)   The Master Servicer may at its sole cost and expense, but is not required to, make any of the reports or files it delivers pursuant to this Agreement available on the Master Servicer's website only with the use of a password, in which case the Master Servicer shall provide such password to (i) the other parties to this Agreement, who by their acceptance of such password shall be deemed to have agreed not to disclose such password to any other Person and (ii) each Certificateholder and prospective Certificateholder who requests such password, provided that any such Certificateholder or prospective Certificateholder, as the case may be, has delivered an Investor Certification to the Trustee, the Certificate Administrator and the Master Servicer. In connection with providing access to the Master Servicer's website, the Master Servicer may require registration and the acceptance of a disclaimer and otherwise (subject to the preceding sentence) adopt reasonable rules and procedures, which may include, to the extent the Master Servicer deems necessary or appropriate, conditioning access on execution of an agreement governing the availability, use and disclosure of such information, and which may provide indemnification to the Master Servicer for any liability or damage that may arise

-320-

therefrom. The Master Servicer shall not be liable for dissemination of this information in accordance with this Agreement, <u>provided</u> that such information otherwise meets the requirements set forth herein with respect to the form and substance of such information or reports. The Master Servicer shall be entitled to attach to any report provided pursuant to this subsection, any reasonable disclaimer with respect to information provided, or any assumptions required to be made by such report. Notwithstanding anything herein to the contrary, the Master Servicer may, at its sole cost and expense, make available by electronic media, bulletin board service or Internet website any reports or other information the Master Servicer is required or permitted to provide to any Borrower with respect to such Borrower's Mortgage Loan or Serviced Whole Loan to the extent such action does not conflict with the terms of this Agreement, the terms of the related Loan Documents or applicable law. If the Master Servicer is required to deliver any statement, report or other information under any provision of this Agreement, then, the Master Servicer may satisfy such obligation by (x) physically delivering a paper copy of such statement, report or information, (y) delivering such statement, report or information in a commonly used electronic format, or (z) making such statement, report or information available on its website, unless this Agreement expressly specifies a particular method of delivery; <u>provided</u> that all reports required to be delivered to the Certificate Administrator shall be delivered in accordance with clause (x) or (y) or, upon request, clause (z).

(f) Subject to <u>Section 3.13</u>, the Special Servicer shall from time to time (and, in any event, as may be reasonably required by the Master Servicer) provide the Master Servicer with such information in its possession regarding the Specially Serviced Loans and REO Properties as may be reasonably necessary for the Master Servicer to prepare each report and any supplemental information to be provided by the Master Servicer to the Certificate Administrator. Neither the Certificate Administrator nor the Depositor shall have any obligation to recompute, verify or recalculate the information provided thereto by the Master Servicer. Unless the Certificate Administrator has actual knowledge that any report or file received from the Master Servicer contains erroneous information, the Certificate Administrator is authorized to rely thereon in calculating and making distributions to Certificateholders and allocating Realized Losses and Loan Specific Realized Losses, as applicable, to the Certificates in accordance with <u>Section 4.01</u> of this Agreement and preparing the statements to Certificateholders required by <u>Section 4.02(a)</u> of this Agreement.

(g) As soon as reasonably practicable, upon the written request of and at the expense of any Certificateholder, the Certificate Administrator shall provide the requesting Certificateholder with such information that is in the Certificate Administrator's possession or can reasonably be obtained by the Certificate Administrator as is requested by such Certificateholder, for purposes of satisfying applicable reporting requirements under Rule 144A under the Securities Act. Neither the Certificate Registrar nor the Certificate Administrator shall have any responsibility for the sufficiency under Rule 144A or any other securities laws of any available information so furnished to any person including any prospective purchaser of a Certificate or any interest therein, nor for the content or accuracy of any information so furnished which was prepared or delivered to them by another.

(h) The Certificate Administrator shall make available at its offices, during normal business hours, upon not less than two Business Days prior notice, for review by any Privileged Person and any Serviced Companion Loan Noteholder that is a Privileged Person

(solely with respect to items (ii) and (iii), to the extent such information relates to the related Serviced Companion Loan), originals or copies of documents relating to the Mortgage Loans and any related REO Properties to the extent in its possession, including, without limitation, the following items (except to the extent prohibited by applicable law or under any of the related Loan Documents):

(i)   any and all notices and reports delivered to the Certificate Administrator with respect to any Mortgaged Property as to which the environmental testing contemplated by Section 3.10(f) of this Agreement revealed that neither of the conditions set forth in clauses (i) and (ii) thereof was satisfied;

(ii)   the most recent annual (or more frequent, if available) operating statements, rent rolls (to the extent such rent rolls have been made available by the related Borrower) and/or lease summaries and retail sales information, if any, received from the Master Servicer or the Special Servicer in respect to each Mortgaged Property;

(iii)   the Mortgage File, including any and all modifications, waivers and amendments of the terms of a Mortgage Loan or Serviced Whole Loan entered into by the Master Servicer and/or the Special Servicer and delivered to the Certificate Administrator; and

(iv)   any other information that may be necessary to satisfy the requirements of subsection (d)(4)(i) of Rule 144A under the Securities Act.

The Certificate Administrator may require a Privileged Person to execute a confidentiality agreement prior to granting access to such information, which may be in the form of a "click-through" confirmation. Copies of any and all of the foregoing items will be available from the Certificate Administrator upon request. The Certificate Administrator will be permitted to require payment by the requesting party (other than a Rating Agency) of a sum sufficient to cover the reasonable costs and expenses of making such information available and providing any copies thereof. The Certificate Administrator's obligation under this Section 4.02(h) to make available any document is subject to the Certificate Administrator's receipt of such document.

The Certificate Administrator shall not be liable for providing or disseminating information in accordance with the terms of this Agreement.

(i)   The Depositor hereby authorizes the Certificate Administrator to make available to any Financial Market Publisher or such other vendor chosen by the Depositor that submits to the Certificate Administrator a certification substantially in the form of Exhibit L-2 to this Agreement, all the Distribution Date Statements, CREFC® reports and supplemental notices delivered or made available pursuant to this Section 4.02 to Privileged Persons.

Section 4.03   Compliance with Withholding Requirements. Notwithstanding any other provision of this Agreement, the Paying Agent shall comply with all federal withholding requirements with respect to payments to Certificateholders and other payees of interest, original issue discount or other amounts that the Paying Agent reasonably believes are applicable under the Code. The consent of Certificateholders or payees shall not be required for any such withholding. If the Paying Agent or its agent withholds any amount from interest,

original issue discount payments or other amounts or advances thereof to any Certificateholder or payee pursuant to federal withholding requirements, the Paying Agent shall indicate the amount withheld to such Certificateholder or payee. Any amount so withheld shall be treated as having been distributed to such Certificateholder for all purposes of this Agreement.

Section 4.04   REMIC Compliance. (a) The parties intend that the Loan Specific REMIC, the Lower-Tier REMIC and the Upper-Tier REMIC shall constitute, and that the affairs of the Loan Specific REMIC, the Lower-Tier REMIC and the Upper-Tier REMIC shall be conducted so as to qualify it as, a "real estate mortgage investment conduit" as defined in, and in accordance with, the REMIC Provisions at all times any Certificates are outstanding, and the provisions hereof shall be interpreted consistently with this intention. In furtherance of such intention, the Certificate Administrator shall, to the extent permitted by applicable law, act as agent, and is hereby appointed to act as agent, of each such REMIC and shall on behalf of each such REMIC:

(i)   make or cause to be made an election, on behalf of each of the Loan Specific REMIC, the Lower-Tier REMIC and the Upper-Tier REMIC, to be treated as a REMIC on Form 1066 for its first taxable year, in accordance with the REMIC Provisions;

(ii)   prepare and timely file, or cause to be prepared and timely filed, and cause the Trustee to sign (and the Trustee shall sign), all required Tax Returns for the Loan Specific REMIC, the Lower-Tier REMIC and the Upper-Tier REMIC, using a calendar year as the taxable year for each of such REMIC as required by the REMIC Provisions and other applicable federal, state or local income tax laws;

(iii)   prepare and forward, or cause to be prepared and forwarded, to the Certificateholders and the IRS and applicable state and local tax authorities all information reports as and when required to be provided to them in accordance with the REMIC Provisions;

(iv)   if the filing or distribution of any documents of an administrative nature not addressed in clauses (i) through (iii) of this Section 4.04(a) is then required by the REMIC Provisions in order to maintain the status of the Loan Specific REMIC, the Lower-Tier REMIC and the Upper-Tier REMIC as a REMIC or is otherwise required by the Code, prepare and file or distribute, or cause to be prepared and signed and filed or distributed, such documents with or to such Persons when and as required by the REMIC Provisions or the Code or comparable provisions of state and local law;

(v)   within 30 days of the Closing Date, obtain a taxpayer identification number for each of the Loan Specific REMIC, the Lower-Tier REMIC and the Upper-Tier REMIC on IRS Form SS-4 and (in the case of the Upper-Tier REMIC only), furnish or cause to be furnished to the IRS, on Form 8811 or as otherwise may be required by the Code, the name, title and address of the person that the Certificateholders may contact for tax information relating thereto (and the Certificate Administrator shall act as the representative of the Upper-Tier REMIC for this purpose), together with such additional information as may be required by such Form, and shall update such information at the time or times and in the manner required by the Code (and the Depositor agrees within 10

Business Days of the Closing Date to provide any information reasonably requested by the Master Servicer, the Special Servicer or the Certificate Administrator and necessary to make such filing); and

(vi)   maintain such records relating to the Loan Specific REMIC, the Lower-Tier REMIC and the Upper-Tier REMIC as may be necessary to prepare the foregoing returns, schedules, statements or information, such records, for federal income tax purposes, to be maintained on a calendar year and on an accrual basis.

The Holder of the largest Percentage Interest in the Class [R] Certificates shall be the tax matters person of each Trust REMIC pursuant to Treasury Regulations Section 1.860F-4(d). If more than one Holder shall hold an equal Percentage Interest in the Class [R] Certificates larger than that held by any other Holder, the first such Holder to have acquired such Class [R] Certificates shall be such tax matters person. The Certificate Administrator shall act as attorney-in-fact and agent for the tax matters person of the Loan Specific REMIC, the Lower-Tier REMIC and the Upper-Tier REMIC, and each Holder of a Percentage Interest in the Class [R] Certificates, by acceptance hereof, is deemed to have consented to the Certificate Administrator's appointment in such capacity and agrees to execute any documents required to give effect thereto, and any fees and expenses incurred by the Certificate Administrator in connection with any audit or administrative or judicial proceeding shall be paid by the Trust Fund.

The Certificate Administrator shall not intentionally take any action or intentionally omit to take any action if, in taking or omitting to take such action, the Certificate Administrator has actual knowledge that such action or omission (as the case may be) would cause the termination of the REMIC status of the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC or the imposition of tax on the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC (other than a tax on income expressly permitted to be received by the terms of this Agreement). Notwithstanding any provision of this paragraph to the contrary, the Certificate Administrator shall not be required to take any action that the Certificate Administrator in good faith believes to be inconsistent with any other provision of this Agreement, nor shall the Certificate Administrator be deemed in violation of this paragraph if it takes any action expressly required or authorized by any other provision of this Agreement, and the Certificate Administrator shall have no responsibility or liability with respect to any act or omission of the Depositor, the Trustee, the Master Servicer or the Special Servicer which does not enable the Certificate Administrator to comply with any of clauses (i) through (vi) of the first paragraph of this Section 4.04(a) or which results in any action contemplated by clauses (i) or (ii) of the next succeeding sentence. In this regard the Certificate Administrator shall (i) exercise reasonable care not to allow the occurrence of any "prohibited transactions" within the meaning of Section 860F(a) of the Code, unless the party seeking such action shall have delivered to the Certificate Administrator an Opinion of Counsel (at such party's expense) that such occurrence would not (A) result in a taxable gain, (B) otherwise subject the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to tax (other than a tax at the highest marginal corporate tax rate on net income from foreclosure property), or (c) cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC; and (ii) exercise reasonable care not to allow the Trust Fund to receive any contributions, or any income from the performance of services or from assets not permitted under the REMIC

Provisions to be held by a REMIC (provided, that the receipt of any income expressly permitted or contemplated by the terms of this Agreement shall not be deemed to violate this clause). None of the Master Servicer, the Special Servicer, the Trustee or the Depositor shall be (i) permitted to take any action that the Certificate Administrator would not be permitted to take pursuant to the preceding two sentences or (ii) responsible or liable (except in connection with taking any act or omission referred to in the two preceding sentences or the following sentence) for any failure by the Certificate Administrator to comply with the provisions of this Section 4.04. The Depositor, the Trustee, the Master Servicer and the Special Servicer shall cooperate in a timely manner with the Certificate Administrator in supplying any information within the Depositor's, the Trustee's, the Master Servicer's or the Special Servicer's control (other than any confidential information) that is reasonably necessary to enable the Certificate Administrator to perform its duties under this Section 4.04.

(b)   The following assumptions are to be used for purposes of determining the anticipated payments of principal and interest for calculating the original yield to maturity and original issue discount with respect to the Regular Certificates: (i) each Mortgage Loan will pay principal and interest in accordance with its terms and scheduled payments will be timely received on their Due Dates, provided that the Mortgage Loans will prepay in accordance with the Prepayment Assumption; (ii) none of the Sole Certificateholder, the Master Servicer, the Special Servicer and the Certificateholder owning a majority of the Percentage Interests in the Controlling Class will exercise the right described in Section 9.01 of this Agreement to cause early termination of the Trust Fund; and (iii) no Mortgage Loan is repurchased by a Mortgage Loan Seller pursuant to the terms of the related Mortgage Loan Purchase Agreement.

Section 4.05   Imposition of Tax on the Trust Fund. If any tax, including interest, penalties or assessments, additional amounts or additions to tax, is imposed on the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC, such tax shall be charged against amounts otherwise distributable to the Holders of the Certificates; provided that any taxes imposed on any net income from foreclosure property pursuant to Section 860G(d) of the Code or any similar tax imposed by a state or local jurisdiction shall instead be treated as an expense of the related Serviced REO Property in determining Net REO Proceeds with respect to the Serviced REO Property (and until such taxes are paid, the Special Servicer from time to time shall withdraw from amounts in the REO Account (and, in the case of any Serviced Whole Loan, from amounts in the Serviced Whole Loan REO Account) allocable to the Mortgage Loans and transfer to the Certificate Administrator amounts reasonably determined by the Certificate Administrator to be necessary to pay such taxes, which the Certificate Administrator shall maintain in a separate, non-interest-bearing account, and the Certificate Administrator shall send to the Special Servicer for deposit in the REO Account (or, if applicable, the Serviced Whole Loan REO Account) the excess determined by the Certificate Administrator from time to time of the amount in such account over the amount necessary to pay such taxes) and shall be paid therefrom; provided that any such tax imposed on net income from foreclosure property that exceeds the amount in any such reserve shall be retained from Available Funds as provided in Section 3.06(a)(xii) or, in the case of any Serviced Whole Loan, in Section 3.06(b)(xiii), and the next sentence. Except as provided in the preceding sentence, the Certificate Administrator is hereby authorized to and shall retain or cause to be retained from Available Funds sufficient funds to pay or provide for the payment of, and to actually pay, such tax as is legally owed by the applicable REMIC (but such authorization shall not prevent the Trustee from contesting, at the

expense of the Trust Fund or in the case of a Serviced Whole Loan with a Serviced Pari Passu Companion Loan, on a *pro rata* basis as between the related Mortgage Loan and any related Serviced Pari Passu Companion Loan (based on their respective outstanding principal balances)) any such tax in appropriate proceedings, and withholding payment of such tax, if permitted by law, pending the outcome of such proceedings). The Certificate Administrator is hereby authorized to and shall segregate or cause to be segregated, into a separate non-interest bearing account, (i) the net income allocable to the Mortgage Loans from any "prohibited transaction" under Section 860F(a) of the Code or (ii) the amount of any contribution to the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC after the Startup Day that is subject to tax under Section 860G(d) of the Code and use such income or amount, to the extent necessary, to pay such tax (and return the balance thereof, if any, to the Collection Account, the Loan Specific REMIC, the Lower-Tier Distribution Account or the Upper-Tier Distribution Account, as the case may be). To the extent that any such tax is paid to the IRS, the Certificate Administrator shall retain an equal amount from future amounts otherwise distributable to the Holders of the Class [R] Certificates, as the case may be, and shall distribute such retained amounts to the Holders of Regular Certificates, or the Trustee as Holder of the Loan Specific REMIC, the Lower-Tier Regular Interests and the Regular Interests, until they are fully reimbursed and then to the Holders of the Class [R] Certificates, as applicable. Neither the Master Servicer, the Special Servicer, the Certificate Administrator, nor the Trustee shall be responsible for any taxes imposed on the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC except to the extent such tax is attributable to a breach of a representation or warranty or the negligence or willful misconduct of the Master Servicer, the Special Servicer, the Certificate Administrator or the Trustee or an act or omission of the Master Servicer, the Special Servicer, the Certificate Administrator or the Trustee in contravention of this Agreement, provided, further, that such breach, act or omission could result in liability under Section 6.03 of this Agreement, in the case of the Master Servicer, Section 4.04 of this Agreement, in the case of the Trustee or Section 4.04 of this Agreement, in the case of the Certificate Administrator in accordance with the standard of liability set forth in those sections. Notwithstanding anything in this Agreement to the contrary, in each such case, the Master Servicer or the Special Servicer shall not be responsible for the Trustee's or the Certificate Administrator's breaches, acts or omissions, the Trustee shall not be responsible for the breaches, acts or omissions of the Certificate Administrator, the Master Servicer or the Special Servicer and the Certificate Administrator shall not be responsible for the breaches, acts or omissions of the Trustee, the Master Servicer or the Special Servicer.

Section 4.06 Remittances.   On the Master Servicer Remittance Date immediately preceding each Distribution Date, the Master Servicer with respect to the Mortgage Loans that it is servicing shall:

(i)   remit to the Certificate Administrator for deposit in the Lower-Tier Distribution Account or the Loan Specific REMIC Distribution Account, as applicable, an amount equal to Prepayment Premiums and Yield Maintenance Charges, and, for deposit in accordance with Section 3.05(i) of this Agreement, Gain-on-Sale Proceeds, in each case received by the Master Servicer in its Collection Period preceding such Distribution Date;

(ii)   remit to the Certificate Administrator for deposit in the Lower-Tier Distribution Account or Loan Specific REMIC Distribution Account, as applicable an

amount equal to the aggregate of the Available Funds (other than with respect to the AB Mortgage Loan) and the Loan Specific Available Funds for such Distribution Date;

(iii)   [remit to [MORTGAGE LOAN SELLER], or any successor, assignee or designee of all or a portion [MORTGAGE LOAN SELLER]'s right to receive the Mortgage Loan Seller Strip, the Mortgage Loan Seller Strip collected by the Master Servicer with respect to the related Collection Period];

(iv)   remit to the Certificate Administrator for deposit in the Excess Interest Distribution Account an amount equal to the Excess Interest for the benefit of the [ARD CLASS] Certificateholders received by the Master Servicer in the Collection Period preceding such Distribution Date; and

(v)   remit to CREFC® the CREFC® Intellectual Property Royalty License Fee.

Section 4.07   P&I Advances. (a) On or before 3:00 p.m. (New York City time) on each Master Servicer Remittance Date, the Master Servicer shall in the case of all Mortgage Loans and the Trust Subordinate Companion Loan either (i) remit to the Certificate Administrator for deposit into the Loan Specific REMIC Distribution Account or the Lower-Tier Distribution Account, as applicable, from its own funds an amount equal to the aggregate amount of P&I Advances, if any, to be made in respect of the related Distribution Date, (ii) apply amounts held in the Collection Account or the applicable Serviced Whole Loan Collection Account for future distribution to Certificateholders in subsequent months in discharge of any such obligation to make P&I Advances; provided, that such amounts in the applicable Serviced Whole Loan Collection Account shall only be applied up to the related Mortgage Loan's *pro rata* share of the amounts held therein on such date, or (iii) make P&I Advances in the form of any combination of (i) and (ii) aggregating the total amount of P&I Advances to be made by the Master Servicer, except that the portion of such P&I Advance equal to the CREFC® Intellectual Property Royalty License Fee for each such Mortgage Loan shall not be remitted to the Certificate Administrator but shall instead be remitted to CREFC®. Any amounts held in the Collection Account or any Serviced Whole Loan Collection Account, as applicable, for future distribution and so used to make P&I Advances shall be appropriately reflected in the Master Servicer's records and replaced by the Master Servicer by deposit in the Collection Account or the applicable Serviced Whole Loan Collection Account, as applicable, on or before the next succeeding P&I Advance Determination Date (to the extent not previously replaced through either (x) the deposit of Late Collections of the delinquent principal and/or interest in respect of which such P&I Advances were made or (y) the deposit of Periodic Payments collected prior to the expiration of any applicable grace period that ends after the P&I Advance Determination Date in respect of which such P&I Advances were made). The Master Servicer shall notify the Trustee and the Certificate Administrator of (i) the aggregate amount of P&I Advances for a Distribution Date and (ii) the amount of any Nonrecoverable P&I Advances for such Distribution Date, on or before the P&I Advance Determination Date. If the Master Servicer fails to make a required P&I Advance by 3:00 p.m. (New York City time) on any Master Servicer Remittance Date, then the Trustee shall make such P&I Advance pursuant to Section 7.06 of this Agreement by 12:00 noon (New York City time) on the related Distribution Date, in each case unless the Master Servicer shall have cured such failure (and shall have provided written notice of such cure to the Trustee) by 11:00 a.m. (New York City time) on such Distribution Date or the Trustee determines that such P&I Advance, if made, would be a Nonrecoverable Advance.

Neither the Master Servicer nor the Trustee shall be required to make principal or interest advances with respect to any delinquent payment amounts due on any Companion Loan. If the Master Servicer or the Trustee makes a P&I Advance with respect to any Mortgage Loan that is part of a Whole Loan with a related Serviced Companion Loan or Non-Serviced Companion Loan, then it shall provide written notice to the related Other Servicer, Other Special Servicer and Other Trustee of the amount of such P&I Advance with respect to such Mortgage Loan within two (2) Business Days of making such P&I Advance.

(b)   Subject to Section 4.07(c) and 4.07(d) below, the aggregate amount of P&I Advances to be made by the Master Servicer with respect to any Distribution Date shall equal the aggregate of: (i) all Periodic Payments with respect to the Mortgage Loans (in the case of the AB Whole Loan, including the Trust Subordinate Companion Loan) (in each case, net of related Servicing Fees, in the case of any Non-Serviced Mortgage Loan, net of the servicing fee rate pursuant to the applicable Other Pooling and Servicing Agreement [and, in the case of the Mortgage Loans that are part of the Mortgage Loan Seller Strip Pool, net of the Mortgage Loan Seller Strips]) other than Balloon Payments, that were due during the related Collection Period and delinquent (or unpaid, pending the expiration of any applicable grace period with respect to any Mortgage Loan having a grace period extending past the P&I Advance Determination Date) as of the close of business on the P&I Advance Determination Date (or not advanced by the Master Servicer or any sub-servicer on behalf of the Master Servicer) with respect to the Mortgage Loans that it is servicing and (ii) with respect to each Mortgage Loan that the Master Servicer is servicing and as to which the related Balloon Payment was due during or prior to the related Collection Period and was delinquent (including any applicable grace period) as of the end of the related Collection Period (including any REO Loan as to which the Balloon Payment would have been past due), an amount equal to the Assumed Scheduled Payment therefor (in the case of the AB Whole Loan, including the Trust Subordinate Companion Loan, and in each case, net of related Servicing Fees, in the case of any Non-Serviced Mortgage Loan, net of the servicing fee rate pursuant to the applicable Other Pooling and Servicing Agreement [and, in the case of the Mortgage Loans (in the case of the AB Whole Loan, including the Trust Subordinate Companion Loan) that are part of the Mortgage Loan Seller Strip Pool, net of the Mortgage Loan Seller Strips]). Subject to subsection (c) below, the obligation of the Master Servicer to make such P&I Advances, with respect to the Mortgage Loans (in the case of the AB Whole Loan, including the Trust Subordinate Companion Loan) that it is servicing, is mandatory, and with respect to any applicable Mortgage Loan (in the case of the AB Whole Loan, including the Trust Subordinate Companion Loan) or REO Loan, shall continue until the Distribution Date on which Liquidation Proceeds or REO Proceeds, if any, are to be distributed. The Periodic Payment or Assumed Scheduled Payment shall be reduced, for purposes of P&I Advances, by any modifications pursuant to Section 3.26 of this Agreement or otherwise and by any reductions by a bankruptcy court pursuant to a plan of reorganization or pursuant to any of its equitable powers. Neither the Master Servicer nor the Trustee shall make any P&I Advances in respect of the Trust Subordinate Companion Loan.

(c)   Notwithstanding anything herein to the contrary, no P&I Advance shall be required hereunder if the Master Servicer, the Special Servicer or the Trustee, as applicable, determines that such P&I Advance would, if made, constitute a Nonrecoverable P&I Advance. In addition, the Master Servicer shall not make any P&I Advance to the extent that it has received written notice that the Special Servicer has determined (if no Consultation Termination

-328-

Event has occurred, in consultation with the Directing Certificateholder) that such P&I Advance would, if made, constitute a Nonrecoverable P&I Advance. In making such recoverability determination, the Master Servicer, the Special Servicer and the Trustee, as applicable, will be entitled to (i) give due regard to the existence of any Nonrecoverable Advance or Workout-Delayed Reimbursement Amount with respect to other Mortgage Loans, the recovery of which, at the time of such consideration, is being deferred or delayed by the Master Servicer or the Trustee, as applicable, in light of the fact that proceeds on the related Mortgage Loan are a source of recovery not only for the P&I Advance under consideration, but also as a potential source of recovery of such Nonrecoverable Advance or Workout-Delayed Reimbursement Amount which is being or may be deferred or delayed, (ii) consider (among other things) the obligations of the Borrower under the terms of the related Mortgage Loan (or the Whole Loan, as applicable) as it may have been modified, (iii) consider (among other things) the related Mortgaged Properties in their "as is" or then current conditions and occupancies, as modified by such party's assumptions (consistent with the Servicing Standard in the case of the Master Servicer and the Special Servicer) regarding the possibility and effects of future adverse change with respect to such Mortgaged Properties, (iv) estimate and consider (consistent with the Servicing Standard in the case of the Master Servicer and the Special Servicer) (among other things) future expenses and (v) estimate and consider (among other things) the timing of recoveries.

The Master Servicer, the Special Servicer and the Trustee, as applicable, shall consider Unliquidated Advances in respect of prior P&I Advances for purposes of nonrecoverability determinations as if such Unliquidated Advances were unreimbursed P&I Advances. None of the Master Servicer or Trustee shall make any P&I Advances with respect to delinquent amounts due on any Companion Loan. If an Appraisal of the related Mortgaged Property shall not have been obtained within the prior 9-month period (and the Master Servicer and the Trustee shall each request any such appraisal from the Special Servicer prior to ordering an Appraisal pursuant to this sentence) or if such an Appraisal shall have been obtained but as a result of unforeseen occurrences, such Appraisal does not, in the good faith determination of the Master Servicer, the Special Servicer or the Trustee, reflect current market conditions, and the Master Servicer or the Trustee, as applicable, and the Special Servicer cannot agree on the appropriate downward adjustment to such Appraisal, the Master Servicer, the Special Servicer or the Trustee, as the case may be, may, subject to its reasonable and good faith determination that such Appraisal will demonstrate the nonrecoverability of the related Advance, obtain an Appraisal for such purpose at the expense of the Trust Fund (subject, in the case of any Serviced Whole Loan, to the allocation provisions of the related Intercreditor Agreement).

Any such determination by the Master Servicer, Special Servicer or the Trustee that the Master Servicer or Trustee, as applicable, has made a Nonrecoverable P&I Advance or that any proposed P&I Advance, if made, would constitute a Nonrecoverable P&I Advance shall be evidenced by a certificate of a Servicing Officer delivered to the Trustee, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the Special Servicer, any related Serviced Pari Passu Companion Loan holder(s), the Controlling Class Representative (but only if no Consultation Termination Event has occurred) and the Depositor and, in the case of the Trustee, by a certificate of a Responsible Officer of the Trustee, delivered to the Depositor, the Controlling Class Representative (but only if no Consultation Termination Event has occurred), the Operating Advisor, the Asset Representations Reviewer, the Certificate

Administrator, the Master Servicer and the Special Servicer, which in each case sets forth such nonrecoverability determination and the considerations of the Master Servicer, Special Servicer or the Trustee, as applicable, forming the basis of such determination (such certificate accompanied by, to the extent available, income and expense statements, rent rolls, occupancy status, property inspections and other information used by the Master Servicer, Special Servicer or the Trustee, as applicable, to make such determination, together with any existing Appraisal or any Updated Appraisal); provided, that the Special Servicer may, at its option, make a determination in accordance with the Servicing Standard, that any P&I Advance previously made or proposed to be made is nonrecoverable and shall deliver to the Master Servicer, the Controlling Class Representative (but only if no Consultation Termination Event has occurred), the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Trustee and the 17g-5 Information Provider (who shall promptly post such notice to the 17g-5 Information Provider's Website pursuant to Section 3.14(d) of this Agreement), notice of such determination, together with a certificate of a Servicing Officer and the supporting information described above. Any such determination shall be conclusive and binding on the Master Servicer, the Special Servicer and the Trustee.

Any such Person may update or change its recoverability determinations at any time (but not reverse any other Person's determination that a P&I Advance is a Nonrecoverable Advance) and (consistent with the Servicing Standard in the case of the Master Servicer or the Special Servicer) may obtain, at the expense of the Trust Fund (subject, in the case of any Serviced Whole Loan, to the allocation provisions of the related Intercreditor Agreement), any analysis, Appraisals or market value estimates or other information for such purposes. Absent bad faith, any such determination as to the recoverability of any P&I Advance shall be conclusive and binding on the Certificateholders.

Notwithstanding the above, (i) the Trustee shall be entitled to rely conclusively on and be bound by any determination by the Master Servicer or the Special Servicer, as applicable, that a P&I Advance, if made, would be a Nonrecoverable P&I Advance and (ii) the Master Servicer will be entitled to rely conclusively on and be bound by any determination of the Special Servicer that a P&I Advance, if made, would be a Nonrecoverable P&I Advance (but this statement shall not be construed to entitle the Special Servicer to reverse any other authorized Person's determination, or to prohibit any such other authorized Person from making a determination that an advance constitutes, or would constitute a Nonrecoverable Advance). The Trustee, in determining whether or not a P&I Advance previously made is, or a proposed P&I Advance, if made, would be, a Nonrecoverable P&I Advance shall use its good faith business judgment. The Special Servicer shall promptly furnish the Master Servicer and the Trustee with any information in its possession regarding the Specially Serviced Loans and REO Properties as each such party may reasonably request for purposes of making recoverability determinations.

(d)   In connection with the recovery of any P&I Advance out of the Collection Account pursuant to Section 3.06(a) of this Agreement or any Serviced Whole Loan Collection Account pursuant to Section 3.06(b) of this Agreement, the Master Servicer shall be entitled to pay itself or the Trustee, as the case may be (in reverse of such order with respect to any Mortgage Loan or REO Property) out of any amounts then on deposit in the Collection Account or the applicable Serviced Whole Loan Collection Account (subject to the provisions of

Section 3.06) (to the extent amounts therein relate to the Mortgage Loans, taking into account the related Intercreditor Agreement), interest at the Reimbursement Rate in effect from time to time, accrued on the amount of such P&I Advance from the date made to but not including the date of reimbursement with respect to the Mortgage Loan that the Master Servicer is servicing. The Master Servicer shall reimburse itself or the Trustee, as the case may be, for any outstanding P&I Advance as soon as practicably possible after funds available for such purpose are deposited in the Collection Account or the applicable Serviced Whole Loan Collection Account with respect to the Mortgage Loan that the Master Servicer is servicing.

Notwithstanding anything to the contrary contained in Section 4.06 of this Agreement, (i) neither the Master Servicer nor the Trustee shall make an advance for Excess Interest, Yield Maintenance Charges or Penalty Charges and (ii) if the Master Servicer receives notice of an Appraisal Reduction Event and the related Appraisal Reduction Amount, the interest portion of any P&I Advance with respect to a Mortgage Loan (other than a Non-Serviced Mortgage Loan) as to which there has been an Appraisal Reduction Amount will be an amount equal to the product of (x) the amount required to be advanced without giving effect to the Appraisal Reduction Amount and (y) a fraction, the numerator of which is the Stated Principal Balance of such Mortgage Loan as of the immediately preceding Determination Date less any Appraisal Reduction Amount applicable to such Mortgage Loan and the denominator of which is the Stated Principal Balance of such Mortgage Loan as of such Determination Date. All P&I Advances for any Mortgage Loans that have been modified shall be calculated on the basis of their terms as modified. With respect to any Non-Serviced Mortgage Loan, if the Master Servicer or the Trustee, as applicable, does not receive notice of an Appraisal Reduction Event and the related Appraisal Reduction Amount from the related Other Servicer, then the Master Servicer or the Trustee, as applicable, shall have no obligation to proportionately reduce the interest portion of any P&I Advance required to be made by the Master Servicer or the Trustee, as applicable. With respect to any Non-Serviced Companion Loan that has already been securitized prior to the Closing Date, the Master Servicer, on behalf of the Trust, shall notify each Other Servicer and each Other Trustee of a Non-Serviced Mortgage Loan that (a) such Non-Serviced Mortgage Loan has been included in this Trust and (b) upon (i) the existence of an Appraisal Reduction Event and/or (ii) the related calculation of any Appraisal Reduction Amount (or receipt of notice of any such calculation), such Other Servicer shall provide the Master Servicer and the Trustee with prompt notice of the existence of any such Appraisal Reduction Event and/or any such Appraisal Reduction Amount once calculated. With respect to any Serviced Companion Loan, the Master Servicer shall notify the related Other Servicer and Other Trustee of the existence of an Appraisal Reduction Event and any related Appraisal Reduction Amount. The Master Servicer shall be deemed to have delivered notice of any such Appraisal Reduction Event and any related Appraisal Reduction Amount if the Master Servicer includes such event and/or amount in its monthly servicer statements provided to the other servicer.

The portion of any Insurance Proceeds and Net Liquidation Proceeds in respect of a Mortgage Loan or any REO Loan allocable to principal shall equal the total amount of such proceeds minus (i) any portion thereof payable to the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator or the Trustee pursuant to this Agreement and (ii) a portion thereof equal to the interest component of the Periodic Payment(s), as accrued at the related Net Mortgage Rate (or with respect to the Trust Subordinate Companion Loan, the Trust Subordinate Companion Loan Net Rate) from the

date as to which interest was last paid by the Borrower up to but not including the Due Date in the Collection Period in which such proceeds are received; provided, if the interest portion(s) of one or more P&I Advances with respect of such Mortgage Loan or REO Loan, as applicable, were reduced as a result of an Appraisal Reduction Event, the amount of the Net Liquidation Proceeds to be applied to interest shall be reduced by the aggregate amount of such reductions and the portion of such Net Liquidation Proceeds to be applied to principal shall be increased by such amount, and if the amount of the Net Liquidation Proceeds to be applied to principal has been applied to pay the principal of such Mortgage Loan or REO Loan in full, any remaining Net Liquidation Proceeds shall then be applied to pay any remaining accrued and unpaid interest of such Mortgage Loan or REO Loan.

(e)   With respect to any Non-Serviced Mortgage Loan, the Master Servicer will be permitted to make its determination that it has made a P&I Advance on such Mortgage Loan that is a Nonrecoverable P&I Advance or that any proposed P&I Advance, if made, would constitute a Nonrecoverable P&I Advance with respect to such Mortgage Loan in accordance with Section 4.07(a) independently of any determination made by the Other Servicer (or any master servicer with respect to a commercial mortgage securitization holding another Non-Serviced Companion Loan related to such Non-Serviced Mortgage Loan, if any) under the Other Pooling and Servicing Agreement (or any pooling and servicing agreement with respect to a commercial mortgage securitization holding another Non-Serviced Companion Loan related to such Non-Serviced Mortgage Loan, if any). If the Master Servicer or Trustee, as applicable, determines that a proposed P&I Advance with respect to any Non-Serviced Mortgage Loan, if made, or any outstanding P&I Advance with respect to any Non-Serviced Mortgage Loan previously made, would be, or is, as applicable, a Nonrecoverable Advance, the Master Servicer or Trustee, as applicable, shall provide the Other Servicer (and any master servicer with respect to a commercial mortgage securitization holding another Non-Serviced Companion Loan related to such Non-Serviced Mortgage Loan, if any), the Other Special Servicer and Other Trustee with written notice of such determination, promptly and in any event within two (2) Business Days after such determination or such longer time period permitted by the applicable Intercreditor Agreement. If the Master Servicer receives written notice from an Other Servicer (or any master servicer with respect to a commercial mortgage securitization holding another Non-Serviced Companion Loan related to such Non-Serviced Mortgage Loan, if any) that it has determined, with respect to the related Non-Serviced Companion Loan, that any proposed advance of principal and/or interest with respect to the related Non-Serviced Companion Loan would be, or any outstanding advance of principal and interest is, a nonrecoverable advance of principal and/or interest, such determination shall not be binding on the Certificateholders, the Master Servicer or the Trustee; provided that, with respect to each Non-Serviced Whole Loan, each of the Master Servicer and the Trustee shall be entitled to conclusively rely on any such nonrecoverability determination.

If the Master Servicer receives notice from a Rating Agency that it is no longer approved as a master servicer for commercial mortgage securitizations, it shall promptly notify the Trustee, any Other Trustee, any Other Servicer and any other trustee or master servicer with respect to each commercial mortgage securitization that holds a Non-Serviced Companion Loan related to a Non-Serviced Mortgage Loan, if any.

(f)   With respect to any Serviced Whole Loan that has a Serviced Companion Loan, the Master Servicer will be permitted to make its determination that it has made a P&I Advance on the related Mortgage Loan that is a Nonrecoverable P&I Advance or that any proposed P&I Advance, if made, would constitute a Nonrecoverable P&I Advance with respect to such Mortgage Loan in accordance with Section 4.07(a) independently of any determination made in respect of the related Serviced Companion Loan, by the master servicer under the related Other Pooling and Servicing Agreement. If the Master Servicer or Trustee, as applicable, determines that a proposed P&I Advance with respect to such Serviced Whole Loan, if made, or any outstanding P&I Advance with respect to any such Mortgage Loan previously made, would be, or is, as applicable, a Nonrecoverable Advance or if the Master Servicer or Trustee, as applicable, subsequently determines that a proposed Servicing Advance would be a Nonrecoverable Advance or an outstanding Servicing Advance is or would be a Nonrecoverable Advance, the Master Servicer or Trustee, as applicable, shall provide the Other Servicer, Other Special Servicer and the Other Trustee under each related Other Pooling and Servicing Agreement with written notice of such determination, promptly and in any event within two (2) Business Days after such determination or such longer time period permitted by the applicable Intercreditor Agreement. If the Master Servicer receives written notice from any master servicer under any such Other Pooling and Servicing Agreement that such master servicer has determined, with respect to the related Serviced Companion Loan, that any proposed advance of principal and/or interest with respect to such Serviced Companion Loan would be, or any outstanding advance of principal and interest is, a nonrecoverable advance of principal and/or interest, such determination shall not be binding on the Certificateholders, the Master Servicer or the Trustee; provided that, with respect to each Non-Serviced Whole Loan, each of the Master Servicer and the Trustee shall be entitled to conclusively rely on any such nonrecoverability determination.

(g)   If the applicable Master Servicer receives notice from a Rating Agency that it is no longer approved as a master servicer for commercial mortgage securitizations, it shall promptly notify the Trustee, any Other Trustee, any Other Servicer and any other trustee or master servicer with respect to each commercial mortgage securitization that holds a Serviced Pari Passu Companion Loan related to any Serviced Whole Loan, if any.

(h)   The Master Servicer or the Trustee, as applicable, shall be entitled to the reimbursement of P&I Advances it makes to the extent permitted pursuant to Section 3.06 of this Agreement together with any related Advance Interest Amount in respect of such P&I Advances to the extent permitted pursuant to Section 3.06 of this Agreement and the Master Servicer and the Special Servicer each hereby covenants and agrees to promptly seek and effect the reimbursement of such Advances from the related Borrowers to the extent permitted by applicable law and the related Mortgage Loan and this Agreement.

Section 4.08   Appraisal Reductions. (a) For purposes of (x) determining the Controlling Class (and whether a Control Termination Event has occurred and is continuing) and (y) determining the Voting Rights of the related Classes for purposes of removal of the Special Servicer, Appraisal Reduction Amounts allocated to the Mortgage Loans (or, in the case of the AB Whole Loan, that are allocable to the AB Mortgage Loan pursuant to the definition of "Appraisal Reduction Amount") will be allocated to each Class of Sequential Pay Certificates (other than the Class [__], Class [__] and Class [__] Certificates) and the Class [PEZ] Regular

Interests in reverse sequential order to notionally reduce the related Certificate Balances until the Certificate Balance of each such Class of Certificates or Class [PEZ] Regular Interest is reduced to zero (*i.e.*, <u>first</u>, to the Class [__] Certificates, <u>second</u>, to the Class [__] Certificates, <u>third</u>, to the Class [__] Certificates, <u>fourth</u>, to the Class [__] Certificates, <u>fifth</u>, to the Class [__] Certificates, <u>sixth</u>, to the Class [__] Regular Interest (and correspondingly, the Class [__] Certificates and the Class [__] Component C, *pro rata* based on their respective percentage interests therein), <u>seventh</u>, to the Class [__] Regular Interest (and correspondingly, the Class [__] Certificates and the Class [__] Component B, *pro rata* based on their respective percentage interests therein), <u>eighth</u>, to the Class [__] Regular Interest (and correspondingly, the Class [__] Certificates and the Class [__] Component [__], *pro rata* based on their respective percentage interests therein) and <u>ninth</u>, to the [SENIOR CLASS] Certificates, *pro rata*, based on their Certificate Balances).

For purposes of (x) determining the Loan Specific Directing Certificateholder (and whether a Loan Specific Control Appraisal Event has occurred and is continuing) and (y) determining the Voting Rights of the [LOAN SPECIFIC CLASS] Certificates for purposes of removal of the Special Servicer (with respect to the AB Whole Loan), Appraisal Reduction Amounts (that are allocable to the Trust Subordinate Companion Loan pursuant to the definition of "<u>Appraisal Reduction Amount</u>") will be allocated to the [LOAN SPECIFIC CLASS] Certificates to notionally reduce the related Certificate Balance until the Certificate Balance of such Class is reduced to zero.

The Master Servicer shall notify the Certificate Administrator of the amount of any Appraisal Reduction Amount allocated to each Mortgage Loan or Serviced Whole Loan. Based on information in its possession, the Certificate Administrator shall determine from time to time which Class of Certificates is the Controlling Class. Promptly upon its determination of a change in the Controlling Class, the Certificate Administrator shall notify the Master Servicer, the Special Servicer and the Operating Advisor of such event, including the identity and contact information of the new Controlling Class Certificateholder (the cost of obtaining such information from the Depository being an expense of the Trust).

(b)   The Holders of the majority (by Certificate Balance) of any Class of Control Eligible Certificates or, with respect to the AB Whole Loan, the Directing Certificateholder, whose aggregate Certificate Balance, as notionally reduced by Appraisal Reduction Amounts allocated thereto, is less than 25% of the initial Certificate Principal Balance of such Class (such Class, an "<u>Appraised-Out Class</u>") as a result of an allocation of an Appraisal Reduction Amount in respect of such Class shall have the right, at their sole expense, to require the Special Servicer to order a second Appraisal of any Mortgage Loan for which an Appraisal Reduction Event has occurred (such Holders, the "<u>Requesting Holders</u>"), and use its reasonable efforts to obtain an Appraisal prepared on an "as-is" basis by an MAI appraiser reasonably acceptable to the Special Servicer within 30 days from receipt of the Requesting Holders' written request. Any Appraised-Out Class for which the Requesting Holders are challenging the Appraisal Reduction Amount determination shall not exercise any rights of the Controlling Class until such time, if any, as such Class is reinstated as the Controlling Class and the rights of the Controlling Class will be exercised by the most senior Control Eligible Certificates, if any, during such period.

In addition, the Requesting Holders of any Appraised-Out Class shall have the right, at their sole expense, to require the Special Servicer to order an additional appraisal of any

Mortgage Loan for which an Appraisal Reduction Event has occurred if an event has occurred at or with regard to the related Mortgaged Property or Mortgaged Properties that would have a material effect on its appraised value, and the Special Servicer shall use reasonable efforts to obtain an Appraisal prepared on an "as-is" basis by an MAI appraiser reasonably acceptable to the Special Servicer within 60 days from receipt of the Requesting Holders' written request; provided that the Special Servicer shall not be required to obtain such appraisal if it determines in accordance with the Servicing Standard that no events at or with regard to the related Mortgaged Property or Mortgaged Properties have occurred that would have a material effect on the appraised value of the related Mortgaged Property or Mortgaged Properties. The right of the holders of an Appraised-Out Class to require the Special Servicer to order an additional appraisal as described in this paragraph shall be limited to no more frequently than once in any 9-month period with respect to any Mortgage Loan.

Upon receipt of any such second Appraisal, the Special Servicer shall determine, in accordance with the Servicing Standard, whether, based on its assessment of such second Appraisal, any recalculation of the Appraisal Reduction Amount is warranted and, if so warranted shall direct the Master Servicer to, and the Master Servicer shall, recalculate such Appraisal Reduction Amount based upon such second Appraisal. If required by any such recalculation, the Appraised-Out Class shall be reinstated as the Controlling Class.

Appraisals that are permitted to be obtained by the Special Servicer at the request of holders of an Appraised-Out Class shall be in addition to any appraisals that the Special Servicer may otherwise be required to obtain in accordance with the Servicing Standard or this Agreement without regard to any appraisal requests made by any holder of an Appraised-Out Class.

(c)   An appraisal for any Mortgage Loan that has not been brought current for at least three consecutive Periodic Payments (or paid in full, liquidated, repurchased or otherwise disposed of) will be updated (i) every 9 months and (ii) upon the Special Servicer's determination that the value of the related Mortgaged Property has materially changed, in each case, for so long as an Appraisal Reduction Event exists.

(d)   Notwithstanding the foregoing, within 60 days after an Appraisal Reduction Event (or in the case of an Appraisal Reduction Event occurring by reason of clause (ii) of the definition thereof, within 30 days of such Appraisal Reduction Event) (i) with respect to Mortgage Loans (other than Non-Serviced Mortgage Loans) or applicable Serviced Whole Loans having a Stated Principal Balance of $2,000,000 or higher, the Special Servicer shall order and use commercially reasonable efforts to obtain an Updated Appraisal or (ii) with respect to Mortgage Loans (other than Non-Serviced Mortgage Loans) or applicable Serviced Whole Loans having a Stated Principal Balance of less than $2,000,000, the Special Servicer, at its option, shall (A) provide a Small Loan Appraisal Estimate within the same time period as an Appraisal would otherwise be required and such Small Loan Appraisal Estimate shall be used in lieu of an Updated Appraisal to calculate the Appraisal Reduction Amount for such Mortgage Loans or applicable Serviced Whole Loans; or (B) order and use commercially reasonable efforts to obtain an Updated Appraisal.

(e)   The Master Servicer shall deliver by electronic mail to the Special Servicer any information in its possession that is reasonably required to determine, calculate,

redetermine or recalculate any Appraisal Reduction Amount, using reasonable efforts to deliver such information, within four (4) Business Days following the Special Servicer's reasonable request therefor (which request shall be made promptly, but in no event later than ten (10) Business Days, after the Special Servicer's receipt of the applicable Appraisal or preparation of the applicable internal valuation); provided, the Special Servicer's failure to timely make such request shall not relieve the Master Servicer of its obligation to use reasonable efforts to provide such information to the Special Servicer within four (4) Business Days following the Special Servicer's reasonable request.

On the first Distribution Date occurring at least 10 Business Days after the delivery of an Updated Appraisal or completion of a Small Loan Appraisal Estimate, as applicable, the Master Servicer shall adjust the Appraisal Reduction Amount to take into account such Updated Appraisal or Small Loan Appraisal Estimate, as applicable, obtained from the Special Servicer. Each Appraisal Reduction Amount shall also be adjusted to take into account any subsequent Small Loan Appraisal Estimate or Updated Appraisal, as applicable, and any letter updates, as of the date of each such subsequent Small Loan Appraisal Estimate, Updated Appraisal or letter update, as applicable.

Section 4.09   Grantor Trust Reporting. (a) The Certificate Administrator shall maintain adequate books and records to account for the separate entitlements of the Grantor Trust.

(b)   The parties intend that the Grantor Trust shall be treated as a "grantor trust" under the Code, and the provisions thereof shall be interpreted consistently with this intention. In furtherance of such intention, none of the Depositor, the Master Servicer, the Special Servicer, the Trustee or the Certificate Administrator shall vary the assets of the Grantor Trust so as to take advantage of market fluctuations or so as to improve the rate of return of the Exchangeable Certificates or the [ARD CLASS] Certificates, and shall otherwise comply with Treasury Regulations Section 301.7701-4(c). The Certificate Administrator shall prepare or cause to be prepared and timely produced to the Trustee to sign (and the Trustee shall timely sign) and file or cause to be filed with the IRS, on behalf of the Grantor Trust, an application for a taxpayer identification number for the Grantor Trust on IRS Form SS-4 or obtain such number by other permissible means. The Certificate Administrator shall file or cause to be filed with the IRS Form 1041 (or, if the Grantor Trust is a WHFIT, information will be provided on Form 1099) or such other form as may be applicable and shall furnish or cause to be furnished to the Holders of (i) the [ARD CLASS] Certificates their allocable share of income and expense with respect to the [ARD CLASS] Specific Grantor Trust Assets and proceeds thereof, as such amounts are received or accrue, as applicable and (ii) the Classes of Exchangeable Certificates their allocable share of income and expense with respect to the Class [__] Specific Grantor Trust Assets, the Class [__] Specific Grantor Trust Assets, the Class [__] Specific Grantor Trust Assets and the Class [PEZ] Specific Grantor Trust Assets and proceeds thereof, respectively, as such amounts are received or accrue, as applicable.

(c)   (i) The Grantor Trust will be treated as a WHFIT that is a WHMT. The Certificate Administrator shall report as required under the WHFIT Regulations to the extent such information as is reasonably necessary to enable the Certificate Administrator to do so is provided to the Certificate Administrator on a timely basis. With respect to each Class of Exchangeable Certificates and the [ARD CLASS] Certificates, the Certificate Administrator is

-336-

hereby directed to assume that DTC is the only "Middleman" as defined by the WHFIT Regulations unless it has actual knowledge to the contrary or the Depositor provides the Certificate Administrator with the identities or other "Middleman" who are Certificateholders. The Certificate Administrator shall not be liable for any tax reporting penalties that may arise under the WHFIT Regulations, and shall be entitled to indemnification in accordance with the terms of this Agreement in the event that the IRS makes a determination that such notice is incorrect.

(ii) The Certificate Administrator, in its discretion, shall report required WHFIT information using either the cash or accrual method, except to the extent the WHFIT Regulations specifically require a different method. The Certificate Administrator shall be under no obligation to determine whether any Certificateholder uses the cash or accrual method. The Certificate Administrator shall make available (via the Certificate Administrator's Website) WHFIT information to Certificateholders annually. In addition, the Certificate Administrator shall not be responsible or liable for providing subsequently amended, revised or updated information to any Certificateholder, unless requested by the Certificateholder.

(iii) The Certificate Administrator shall not be liable for failure to meet the reporting requirements of the WHFIT Regulations nor for any penalties thereunder if such failure is due to: (i) the lack of reasonably necessary information being provided to the Certificate Administrator or (ii) incomplete, inaccurate or untimely information being provided to the Certificate Administrator. Each owner of a class of securities representing, in whole or in part, beneficial ownership of an interest in a WHFIT, by acceptance of its interest in such class of securities, will be deemed to have agreed to provide the Certificate Administrator with information regarding any sale of such securities, including the price, amount of proceeds and date of sale. Absent receipt of information regarding any sale of Certificates, including the price, amount of proceeds and date of sale from the beneficial owner thereof or the Depositor, the Certificate Administrator shall assume there is no secondary market trading of WHFIT interests.

(iv) To the extent required by the WHFIT Regulations, the Certificate Administrator shall use reasonable efforts to publish on the Certificate Administrator's Website the CUSIPs for the Certificates that represent ownership of a WHFIT. The CUSIPs so published will represent the Rule 144A CUSIPs. The Certificate Administrator shall make reasonable good faith efforts to keep the website accurate and updated to the extent CUSIPs have been received. Absent the receipt of a CUSIP, the Certificate Administrator will use a reasonable identifier number in lieu of a CUSIP. The Certificate Administrator shall not be liable for investor reporting delays that result from the receipt of inaccurate or untimely CUSIP information.

ARTICLE V

THE CERTIFICATES

Section 5.01 <u>The Certificates</u>. (a) The Certificates consist of the Class [__] Certificates, the Class [__] Certificates, the Class [__] Certificates, the Class [__] Certificates,

Class [__] Certificates, the Class [__] Certificates, the Class [__] Certificates, the Class [__] Certificates, the Class [__] Certificates, the Class [__] Certificates, the Class [__] Certificates, the Class [__] Certificates, the Class [__] Certificates, the Class [__] Certificates, the Class [__] Certificates, the Class [__] Certificates, the Class [__] Certificates, the Class [__] Certificates, the Class [__] Certificates, the Class [__] Certificates, the Class [R] Certificates and the Class [__] Certificates.

The Class [__], Class [R] and Class [__] Certificates will be substantially in the forms for such Class of Certificates as set forth next to such Classes in the Table of Exhibits to this Agreement. The Certificates of each Class (other than the [ARD CLASS] and Class [R] Certificates) will be issuable in registered form only, in minimum denominations of authorized Certificate Balance or Notional Amount, as applicable, as described in the succeeding table, and multiples of $l in excess thereof (or such lesser amount if the Certificate Balance or Notional Amount, as applicable, is not a multiple of $1). With respect to any Certificate or any beneficial interest in a Certificate, the "Denomination" thereof shall be (i) the amount (A) set forth on the face thereof or (B) in the case of any Global Certificate, set forth on a schedule attached thereto or, in the case of any beneficial interest in a Global Certificate, the amount set forth on the books and records of the related Depository Participant or indirect participating brokerage firm, as applicable, (ii) expressed in terms of Certificate Balance or Notional Amount, as applicable, and (iii) be in an authorized denomination, as set forth below.

Class	Minimum Denomination	Aggregate Denomination of all Certificates of Class

(1) The Aggregate Denomination of all Class [__], Class [__] or Class [__] Certificates, as applicable, represents the Certificate Balance of such Class without giving effect to any exchange. The Aggregate Denomination of all

-338-

Class [PEZ] Certificates is equal to the aggregate of the initial Certificate Balance of the Class [__], Class [__] and Class [__] Certificates and represents the maximum Certificate Balance of the Class [__] Certificates that could be issued in an exchange. The Certificate Balances of the Class [__], Class [__] and Class [__] Certificates to be issued on the Closing Date will be reduced, in required proportions, by an amount equal to the Certificate Balance of the Class [PEZ] Certificates issued on the Closing Date.

(2) The Class [PEZ] Certificates do not have a minimum Denomination. However, in connection with an exchange of Class [__], Class [__] and Class [__] Certificates for Class [PEZ] Certificates and vice versa, each of the Class [__], Class [__] and Class [__] Certificates exchanged (whether surrendered or received) in such exchange shall be in denominations no smaller than the minimum Denominations set forth in this table.

Each Certificate will share ratably in all rights of the related Class.

The [ARD CLASS] and Class [R] Certificates will each be issuable in one or more Individual Certificates in minimum denominations of 5% Percentage Interests and integral multiples of a 1% Percentage Interest in excess thereof and together aggregating the entire 100% Percentage Interest in each such Class.

The Global Certificates shall be issued as one or more certificates registered in the name of a nominee designated by the Depository, and Certificate Owners shall hold interests in the Global Certificates through the book-entry facilities of the Depository in the minimum Denominations and aggregate Denominations and Classes as set forth above.

The Global Certificates shall in all respects be entitled to the same benefits under this Agreement as Individual Certificates authenticated and delivered hereunder.

(b)   Except insofar as pertains to any Individual Certificate, the Trust Fund, the Certificate Administrator, the Paying Agent and the Trustee may for all purposes (including the making of payments due on the Global Certificates and the giving of notice to Holders thereof) deal with the Depository as the authorized representative of the Certificate Owners with respect to the Global Certificates for the purposes of exercising the rights of Certificateholders hereunder; provided, that, for purposes of transmitting communications pursuant to Section 5.05(a) of this Agreement, to the extent that the Depositor has provided the Certificate Administrator with the names of Certificate Owners (even if such Certificateholders hold their Certificates through the Depository) the Certificate Administrator shall provide such information to such Certificate Owners directly. The rights of Certificate Owners with respect to Global Certificates shall be limited to those established by law and agreements between such Certificateholders and the Depository and Depository Participants. Except as set forth in Section 5.01(e) below, Certificate Owners of Global Certificates shall not be entitled to physical certificates for the Global Certificates as to which they are the Certificate Owners. Requests and directions from, and votes of, the Depository as Holder of the Global Certificates shall not be deemed inconsistent if they are made with respect to different Certificate Owners. Subject to the restrictions on transfer set forth in this Section 5.01 of this Agreement and Applicable Procedures, the holder of a beneficial interest in a Private Global Certificate may request that the Certificate Administrator cause the Depository (or any Agent Member) to notify the Certificate Registrar and the Certificate Custodian in writing of a request for transfer or exchange of such beneficial interest for an Individual Certificate or Certificates. Upon receipt of such a request and payment by the related Certificate Owner of any attendant expenses, the Certificate Administrator shall cause the issuance and delivery of such Individual Certificates. The

Certificate Registrar may establish a reasonable record date in connection with solicitations of consents from or voting by Certificateholders and give notice to the Depository of such record date. Without the written consent of the Certificate Registrar, no Global Certificate may be transferred by the Depository except to a successor Depository that agrees to hold the Global Certificates for the account of the Certificate Owners.

(c)   Any of the Certificates may be issued with appropriate insertions, omissions, substitutions and variations, and may have imprinted or otherwise reproduced thereon such legend or legends, not inconsistent with the provisions of this Agreement, as may be required to comply with any law or with rules or regulations pursuant thereto, or with the rules of any securities market in which the Certificates are admitted to trading, or to conform to general usage.

(d)   The Global Certificates (i) shall be delivered by the Certificate Registrar to the Depository or, pursuant to the Depository's instructions on behalf of the Depository to, and deposited with, the Certificate Custodian, and in either case shall be registered in the name of Cede & Co. and (ii) shall bear a legend substantially to the following effect:

> "Unless this certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the Certificate Registrar for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein."

The Global Certificates may be deposited with such other Depository as the Certificate Registrar may from time to time designate, and shall bear such legend as may be appropriate.

(e)   If (i) the Depository advises the Certificate Administrator in writing that the Depository is no longer willing or able properly to discharge its responsibilities as Depository, and the Certificate Administrator and the Depositor are unable to locate a qualified successor within 90 days of such notice or (ii) the Trustee has instituted or has been directed to institute any judicial proceeding to enforce the rights of the Holders of such Class and the Trustee has been advised by counsel that in connection with such proceeding it is necessary or appropriate for the Certificate Registrar to obtain possession of the Certificates of such Class, the Certificate Administrator shall notify the affected Certificate Owner or Owners through the Depository of the occurrence of such event and the availability of Individual Certificates to such Certificate Owners requesting them. Upon surrender to the Certificate Administrator of Global Certificates by the Depository, accompanied by registration instructions from the Depository for registration of transfer, the Certificate Administrator shall issue the Individual Certificates. Neither the Trustee, the Certificate Administrator, the Certificate Registrar, the Master Servicer, the Special Servicer nor the Depositor shall be liable for any actions taken by the Depository or

its nominee, including, without limitation, any delay in delivery of such instructions. Upon the issuance of Individual Certificates, the Trustee, the Certificate Administrator, the Certificate Registrar and the Master Servicer shall recognize the Holders of Individual Certificates as Certificateholders hereunder.

(f)   If the Trustee, its agents, the Certificate Administrator, its agents or the Master Servicer or Special Servicer have instituted or have been directed to institute any judicial proceeding in a court to enforce the rights of the Certificateholders under the Certificates, and the Trustee, the Certificate Administrator, the Master Servicer or the Special Servicer have been advised by counsel that in connection with such proceeding it is necessary or appropriate for the Trustee, the Certificate Administrator, the Master Servicer or the Special Servicer to obtain possession of the Certificates, the Trustee, the Certificate Administrator, the Master Servicer or the Special Servicer may in their sole discretion determine that the Certificates represented by the Global Certificates shall no longer be represented by such Global Certificates. In such event, the Certificate Administrator or the Authenticating Agent will execute and authenticate and the Certificate Registrar will deliver, in exchange for such Global Certificates, Individual Certificates (and if the Certificate Administrator or the Certificate Custodian has in its possession Individual Certificates previously executed, the Authenticating Agent will authenticate and the Certificate Registrar will deliver such Certificates) in a Denomination equal to the aggregate Denomination of such Global Certificates.

(g)   If the Trust Fund ceases to be subject to Section 13 or 15(d) of the Exchange Act, the Certificate Administrator shall make available to each Holder and Certificate Owner of a Class of Certificates, upon request of such a Holder, information, to the extent such information is in its possession, substantially equivalent in scope to the information currently filed by the Certificate Administrator with the Commission pursuant to the Exchange Act, plus additional information required to be provided for securities qualifying for resales under Rule 144A under the Act.

For so long as the [ARD CLASS] or Class [R] Certificates remain outstanding, none of the Depositor, the Trustee or the Certificate Registrar shall take any action which would cause the Trust Fund to fail to be subject to Section 15(d) of the Exchange Act.

(h)   Each Certificate may be printed or in typewritten or similar form, and each Certificate shall, upon original issue, be executed and authenticated by the Certificate Administrator or the Authenticating Agent and delivered to, or at the order of, the Depositor. All Certificates shall be executed by manual or facsimile signature on behalf of the Certificate Administrator or Authenticating Agent by an authorized officer or signatory. Certificates bearing the signature of an individual who was at any time the proper officer or signatory of the Certificate Administrator or Authenticating Agent shall bind the Certificate Administrator or Authenticating Agent, notwithstanding that such individual has ceased to hold such office or position prior to the delivery of such Certificates or did not hold such office or position at the date of such Certificates. No Certificate shall be entitled to any benefit under this Agreement, or be valid for any purpose, unless there appears on such Certificate a certificate of authentication in the form set forth in Exhibits A-1 through A-[24] executed by the Authenticating Agent by manual signature, and such certificate of authentication upon any Certificate shall be conclusive evidence, and the only evidence, that such Certificate has been duly authenticated and delivered hereunder. All Certificates shall be dated the date of their authentication.

(i)   If, in connection with any Distribution Date, the Certificate Administrator shall have reported the amount of an anticipated distribution to the Depository based on the expected receipt of any monthly payment based on information set forth in any report of the Master Servicer or the Special Servicer, or any other monthly payment, Balloon Payment or prepayment expected to be or which is paid on the last two Business Days preceding such Distribution Date, and the related Borrower fails to make such payments at such time, the Certificate Administrator shall use commercially reasonable efforts to cause the Depository to make the revised distribution on a timely basis on such Distribution Date. The Trustee, the Certificate Administrator (in any of its capacities), the Operating Advisor, the Asset Representations Reviewer, the Master Servicer and the Special Servicer shall not be liable or held responsible for any resulting delay (or claims by the Depository resulting therefrom) in the making of such distribution to Certificateholders. Any out-of-pocket costs incurred by the Certificate Administrator as a consequence of a Borrower failing to make such payments shall be reimbursable to the Certificate Administrator as an expense of the Trust Fund.

Section 5.02   Registration, Transfer and Exchange of Certificates. (a)   The Certificate Administrator shall keep or cause to be kept at its offices books (the "Certificate Register") for the registration, transfer and exchange of Certificates (the Certificate Administrator, in such capacity, being the "Certificate Registrar"). The Depositor, the Trustee, the Master Servicer and the Special Servicer shall have the right to inspect the Certificate Register or to obtain a copy thereof at all reasonable times, and to rely conclusively upon a certificate of the Certificate Registrar as to the information set forth in the Certificate Register. The names and addresses of all Certificateholders and the names and addresses of the transferees of any Certificates shall be registered in the Certificate Register; provided, in no event shall the Certificate Registrar be required to maintain in the Certificate Register the names of the individual Participants holding beneficial interests in the Trust Fund through the Depository. The Person in whose name any Certificate is so registered shall be deemed and treated as the sole owner and Holder thereof for all purposes of this Agreement and the Depositor, Certificate Registrar, the Master Servicer, Special Servicer, the Trustee, the Certificate Administrator, any Paying Agent and any agent of any of them shall not be affected by any notice or knowledge to the contrary. An Individual Certificate is transferable or exchangeable only upon the surrender of such Certificate to the Certificate Registrar at its offices together with an assignment and transfer (executed by the Holder or his duly authorized attorney), subject to the requirements of Section 5.01(h) and Sections 5.02(c), (d), (e), (f), (g), (h) and (i) of this Agreement. Upon request of the Certificate Administrator, the Certificate Registrar shall provide the Certificate Administrator with the names, addresses and Percentage Interests of the Holders.

(b)   Upon surrender for registration of transfer of any Individual Certificate, subject to the requirements of Sections 5.02(c), (d), (e), (f), (g), (h) and (i) of this Agreement, the Certificate Administrator shall execute and the Authenticating Agent shall duly authenticate in the name of the designated transferee or transferees, one or more new Certificates in Denominations of a like aggregate Denomination as the Individual Certificate being surrendered. Such Certificates shall be delivered by the Certificate Registrar in accordance with Section 5.02(e) of this Agreement. Each Certificate surrendered for registration of transfer shall be canceled and subsequently destroyed by the Certificate Registrar. Each new Certificate issued pursuant to this Section 5.02 shall be registered in the name of any Person as the transferring

Holder may request, subject to the provisions of Sections 5.01(h) and 5.02(c), (d), (e), (f), (g), (h) and (i) of this Agreement.

(c)   In addition to the provisions of Sections 5.01(h) and 5.02(d), (e), (f), (g), (h) and (i) of this Agreement and the rules of the Depository, the exchange, transfer and registration of transfer of Private Certificates that are Individual Certificates or beneficial interests in the Private Global Certificates shall be subject to the following restrictions:

(i)   Transfers between Holders of Individual Certificates. With respect to the transfer and registration of transfer of an Individual Certificate representing an interest in a Class of Private Certificates to a transferee that takes delivery in the form of an Individual Certificate (other than transfers of the [ARD CLASS] or Class [R] Certificates, which may be made only in accordance with Section 5.02(i) of this Agreement):

(A)   Other than the initial transfer from the Initial Purchasers to an initial investor, the Certificate Registrar shall register the transfer of such Individual Certificate if the requested transfer is being made by a transferee who has provided the Certificate Registrar with an Investment Representation Letter substantially in the form of Exhibit D-1 to this Agreement (an "Investment Representation Letter"), to the effect that the transfer is being made to a Qualified Institutional Buyer in accordance with Rule 144A;

(B)   The Certificate Registrar shall register the transfer of such Individual Certificate pursuant to Regulation S after the expiration of the Restricted Period if (1) the transferor has provided the Certificate Registrar with a Regulation S Transfer Certificate substantially in the form of Exhibit G to this Agreement (a "Regulation S Transfer Certificate"), and (2) the transferee furnishes to the Certificate Registrar an Investment Representation Letter; or

(C)   The Certificate Registrar shall register the transfer of such Individual Certificate if prior to the transfer such transferee furnishes to the Certificate Registrar (1) an Investment Representation Letter to the effect that the transfer is being made to an Institutional Accredited Investor or to an Affiliated Person in accordance with an applicable exemption under the Act, and (2) in the case of a transfer to an Affiliated Person, an opinion of counsel acceptable to the Certificate Registrar that such transfer is in compliance with the Act;

and, in each case, the Certificate Registrar shall register the transfer of such Individual Certificate only if prior to the transfer the transferee furnishes to the Certificate Registrar a written undertaking by the transferor to reimburse the Trust Fund for any costs incurred by it in connection with the proposed transfer. In addition, the Certificate Registrar may, as a condition of the registration of any such transfer, require the transferor to furnish such other certificates, legal opinions or other information (at the transferor's expense) as the Certificate Registrar may reasonably require to confirm that the proposed transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Act and other applicable laws.

(ii)   Transfers within the Private Global Certificates. Notwithstanding any provision to the contrary herein, so long as a Private Global Certificate remains outstanding and is held by or on behalf of the Depository, transfers within such Global Certificate shall only be made in accordance with this Section 5.02(c)(ii).

(A)   Rule 144A Global Certificate to Regulation S Global Certificate During the Restricted Period. If, during the Restricted Period, a Certificate Owner of an interest in a Rule 144A Global Certificate wishes at any time to transfer its beneficial interest in such Rule 144A Global Certificate to a Person who wishes to take delivery thereof in the form of a beneficial interest in the related Regulation S Global Certificate, such Certificate Owner may, in addition to complying with all applicable rules and procedures of the Depository and Clearstream or Euroclear applicable to transfers by their respective participants (the "Applicable Procedures"), transfer or cause the transfer of such beneficial interest for an equivalent beneficial interest in such Regulation S Global Certificate only upon compliance with the provisions of this Section 5.02(c)(ii)(A). Upon receipt by the Certificate Registrar at the Corporate Trust Office of (1) written instructions given in accordance with the Applicable Procedures from an Agent Member directing the Certificate Registrar to credit or cause to be credited to another specified Agent Member's account a beneficial interest in the Regulation S Global Certificate in an amount equal to the Denomination of the beneficial interest in the Rule 144A Global Certificate to be transferred, (2) a written order given in accordance with the Applicable Procedures containing information regarding the account of the Agent Member and the Euroclear or Clearstream account, as the case may be, to be credited with, and the account of the Agent Member to be debited for, such beneficial interest, and (3) a certificate in the form of Exhibit H to this Agreement given by the Certificate Owner of such interest, the Certificate Registrar shall instruct the Depository or the Certificate Custodian, as applicable, to reduce the Denomination of the Rule 144A Global Certificate by the Denomination of the beneficial interest in the Rule 144A Global Certificate to be so transferred and, concurrently with such reduction, to increase the Denomination of the Regulation S Global Certificate by the Denomination of the beneficial interest in the Rule 144A Global Certificate to be so transferred, and to credit or cause to be credited to the account of the Person specified in such instructions (who shall be an Agent Member acting for or on behalf of Euroclear or Clearstream, or both, as the ease may be) a beneficial interest in the Regulation S Global Certificate having a Denomination equal to the amount by which the Denomination of the Rule 144A Global Certificate was reduced upon such transfer.

(B)   Rule 144A Global Certificate to Regulation S Global Certificate After the Restricted Period. If, after the Restricted Period, a Certificate Owner of an interest in a Rule 144A Global Certificate wishes at any time to transfer its beneficial interest in such Rule 144A Global Certificate to a Person who wishes to take delivery thereof in the form of a beneficial interest in the related Regulation S Global Certificate, such holder may, in addition to complying with all Applicable Procedures, transfer or cause the transfer of such beneficial interest for

an equivalent beneficial interest in such Regulation S Global Certificate only upon compliance with the provisions of this Section 5.02(c)(ii)(B). Upon receipt by the Certificate Registrar at the Corporate Trust Office of (1) written instructions given in accordance with the Applicable Procedures from an Agent Member directing the Certificate Registrar to credit or cause to be credited to another specified Agent Member's account a beneficial interest in the Regulation S Global Certificate in an amount equal to the Denomination of the beneficial interest in the Rule 144A Global Certificate to be transferred, (2) a written order given in accordance with the Applicable Procedures containing information regarding the account of the Agent Member and, in the case of a transfer pursuant to and in accordance with Regulation S, the Euroclear or Clearstream account, as the case may be, to be credited with, and the account of the Agent Member to be debited for, such beneficial interest, and (3) a certificate in the form of Exhibit I to this Agreement given by the Certificate Owner of such interest, the Certificate Registrar shall instruct the Depository or the Certificate Custodian, as applicable, to reduce the Denomination of the Rule 144A Global Certificate by the aggregate Denomination of the beneficial interest in the Rule 144A Global Certificate to be so transferred and, concurrently with such reduction, to increase the Denomination of the Regulation S Global Certificate by the aggregate Denomination of the beneficial interest in the Rule 144A Global Certificate to be so transferred, and to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Regulation S Global Certificate having a Denomination equal to the amount by which the Denomination of the Rule 144A Global Certificate was reduced upon such transfer.

(C)   Regulation S Global Certificate to Rule 144A Global Certificate. If the Certificate Owner of an interest in a Regulation S Global Certificate wishes at any time to transfer its beneficial interest in such Regulation S Global Certificate to a Person who wishes to take delivery thereof in the form of a beneficial interest in the related Rule 144A Global Certificate, such Certificate Owner may, in addition to complying with all Applicable Procedures, transfer or cause the transfer of such beneficial interest for an equivalent beneficial interest in such Rule 144A Global Certificate only upon compliance with the provisions of this Section 5.02(c)(ii)(C). Upon receipt by the Certificate Registrar at the Corporate Trust Office of (1) written instructions given in accordance with the Applicable Procedures from an Agent Member directing the Certificate Registrar to credit or cause to be credited to another specified Agent Member's account a beneficial interest in the Rule 144A Global Certificate in an amount equal to the Denomination of the beneficial interest in the Regulation S Global Certificate to be transferred, (2) a written order given in accordance with the Applicable Procedures containing information regarding the account of the Agent Member to be credited with, and the account of the Agent Member or, if such account is held for Euroclear or Clearstream, the Euroclear or Clearstream account, as the case may be, to be debited for, such beneficial interest, and (3) with respect to a transfer of a beneficial interest in a Regulation S Global Certificate for a beneficial interest in the related Rule 144A Global Certificate (i) during the

Restricted Period, a certificate in the form of Exhibit J to this Agreement given by the holder of such beneficial interest or (ii) after the Restricted Period, an Investment Representation Letter from the transferee to the effect that such transferee is a Qualified Institutional Buyer, the Certificate Registrar shall instruct the Depository or the Certificate Custodian, as applicable, to reduce the Denomination of the Regulation S Global Certificate by the aggregate Denomination of the beneficial interest in the Regulation S Global Certificate to be transferred, and, concurrently with such reduction, to increase the Denomination of the Rule 144A Global Certificate by the aggregate Denomination of the beneficial interest in the Regulation S Global Certificate to be so transferred, and to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in such Rule 144A Global Certificate having a Denomination equal to the amount by which the Denomination of the Regulation S Global Certificate was reduced upon such transfer.

(iii)   Transfers from the Private Global Certificates to Individual Certificates. Any and all transfers from a Private Global Certificate to a transferee wishing to take delivery in the form of an Individual Certificate will require the transferee to take delivery subject to the restrictions on the transfer of such Individual Certificate described in a legend set forth on the face of such Certificate substantially in the form of Exhibit F to this Agreement (the "Securities Legend"), and such transferee agrees that it will transfer such Individual Certificate only as provided therein and herein. No such transfer shall be made and the Certificate Registrar shall not register any such transfer unless such transfer is made in accordance with this Section 5.02(c)(iii).

(A)   Transfers of a beneficial interest in a Private Global Certificate to an Institutional Accredited Investor will require delivery in the form of an Individual Certificate and the Certificate Registrar shall register such transfer only upon compliance with the provisions of Section 5.02(c)(i)(C) of this Agreement.

(B)   Transfers of a beneficial interest in a Private Global Certificate to a Qualified Institutional Buyer or a Regulation S Investor wishing to take delivery in the form of an Individual Certificate will be registered by the Certificate Registrar only upon compliance with the provisions of Section 5.02(c)(i)(A) or (B) of this Agreement, respectively.

(C)   Notwithstanding the foregoing, no transfer of a beneficial interest in a Regulation S Global Certificate to an Individual Certificate pursuant to Subparagraph (B) above shall be made prior to the expiration of the Restricted Period.

Upon acceptance for exchange or transfer of a beneficial interest in a Private Global Certificate for an Individual Certificate, as provided herein, the Certificate Registrar shall endorse on the schedule affixed to the related Private Global Certificate (or on a continuation of such schedule affixed to such Private Global Certificate and made a part thereof) an appropriate notation evidencing the date of such exchange or transfer and a decrease in the Denomination of such Private Global Certificate equal to the

Denomination of such Individual Certificate issued in exchange therefor or upon transfer thereof. Unless determined otherwise by the Certificate Registrar and the Depositor in accordance with applicable law, an Individual Certificate issued upon transfer of or exchange for a beneficial interest in the Private Global Certificate shall bear the Securities Legend.

(iv) <u>Transfers of Individual Certificates to the Private Global Certificates</u>. If a Holder of an Individual Certificate wishes at any time to transfer such Certificate to a Person who wishes to take delivery thereof in the form of a beneficial interest in the related Regulation S Global Certificate or the related Rule 144A Global Certificate, such transfer may be effected only in accordance with the Applicable Procedures and this <u>Section 5.02(c)(iv)</u>. Upon receipt by the Certificate Registrar at the Corporate Trust Office of (l) the Individual Certificate to be transferred with an assignment and transfer pursuant to <u>Section 5.05(a)</u> of this Agreement, (2) written instructions given in accordance with the Applicable Procedures from an Agent Member directing the Certificate Registrar to credit or cause to be credited to a specified Agent Member's account a beneficial interest in such Regulation S Global Certificate or such Rule 144A Global Certificate, as the case may be, in an amount equal to the Denomination of the Individual Certificate to be so transferred, (3) a written order given in accordance with the Applicable Procedures containing information regarding the account of the Agent Member and, in the case of any transfer pursuant to Regulation S, the Euroclear or Clearstream account, as the case may be, to be credited with such beneficial interest, and (4) (x) an Investment Representation Letter from the transferee and, if delivery is to be taken in the form of a beneficial interest in the Regulation S Global Certificate, a Regulation S Transfer Certificate from the transferor or (y) an Investment Representation Letter from the transferee to the effect that such transferee is a Qualified Institutional Buyer if delivery is to be taken in the form of a beneficial interest in the Rule 144A Global Certificate, the Certificate Registrar shall cancel such Individual Certificate, execute and deliver a new Individual Certificate for the Denomination of the Individual Certificate not so transferred, registered in the name of the Holder or the Holder's transferee (as instructed by the Holder), and the Certificate Registrar shall instruct the Depository or the Certificate Custodian, as applicable, to increase the Denomination of the Regulation S Global Certificate or the Rule 144A Global Certificate, as the case may be, by the Denomination of the Individual Certificate to be so transferred, and to credit or cause to be credited to the account of the Person specified in such instructions who, in the case of any increase in the Regulation S Global Certificate during the Restricted Period, shall be an Agent Member acting for or on behalf of Euroclear or Clearstream, or both, as the case may be, a corresponding Denomination of the Rule 144A Global Certificate or the Regulation S Global Certificate, as the case may be.

It is the intent of the foregoing that under no circumstances may an Institutional Accredited Investor that is not a Qualified Institutional Buyer take delivery in the form of a beneficial interest in a Private Global Certificate, other than the initial transfer from the Initial Purchasers to an initial investor.

(v) <u>All Transfers</u>. An exchange of a beneficial interest in a Global Certificate for an Individual Certificate or Certificates, an exchange of an Individual Certificate or

Certificates for a beneficial interest in a Global Certificate and an exchange of an Individual Certificate or Certificates for another Individual Certificate or Certificates (in each case, whether or not such exchange is made in anticipation of subsequent transfer, and, in the case of the Global Certificates, so long as the Global Certificates remain outstanding and are held by or on behalf of the Depository), may be made only in accordance with this Section 5.02 and in accordance with the rules of the Depository and Applicable Procedures.

(d)　　If Certificates are issued upon the transfer, exchange or replacement of Certificates not bearing the Securities Legend, the Certificates so issued shall not bear the Securities Legend. If Certificates are issued upon the transfer, exchange or replacement of Certificates bearing the Securities Legend, or if a request is made to remove the Securities Legend on a Certificate, the Certificates so issued shall bear the Securities Legend, or the Securities Legend shall not be removed, as the case may be, unless there is delivered to the Certificate Registrar such satisfactory evidence, which may include an opinion of counsel (at the expense of the party requesting the removal of such legend) familiar with United States securities laws, as may be reasonably required by the Certificate Registrar, that neither the Securities Legend nor the restrictions on transfers set forth therein are required to ensure that transfers of any Certificate comply with the provisions of Rule 144A or Rule 144 under the Act or that such Certificate is not a "restricted security" within the meaning of Rule 144 under the Act. Upon provision of such satisfactory evidence, the Certificate Registrar shall execute and deliver a Certificate that does not bear the Securities Legend.

(e)　　Subject to the restrictions on transfer and exchange set forth in Section 5.01(i) and in this Section 5.02, the Holder of any Individual Certificate may transfer or exchange the same in whole or in part (with a denomination equal to any authorized denomination) by surrendering such Certificate at the office of the Certificate Administrator or at the office of any transfer agent appointed as provided under this Agreement, together with an instrument of assignment or transfer (executed by the Holder or its duly authorized attorney), in the case of transfer, and a written request for exchange, in the case of exchange. Following a proper request for transfer or exchange, the Certificate Registrar shall, within five Business Days of such request if made at such office of the Certificate Administrator or within ten Business Days if made at the office of a transfer agent (other than the Certificate Registrar), execute and deliver at the office of the Certificate Administrator or at the office of such transfer agent, as the case may be, to the transferee (in the case of transfer) or Holder (in the case of exchange) or send by first-class mail (at the risk of the transferee in the case of transfer or Holder in the case of exchange) to such address as the transferee or Holder, as applicable, may request, an Individual Certificate or Certificates, as the case may require, for a like aggregate Denomination and in such Denomination or Denominations as may be requested. The presentation for transfer or exchange of any Individual Certificate shall not be valid unless made at the office of the Certificate Administrator or at the office of a transfer agent by the registered Holder in person, or by a duly authorized attorney-in-fact. The Certificate Registrar may decline to accept any request for an exchange or registration of transfer of any Certificate during the period of 15 days preceding any Distribution Date.

(f)　　An Individual Certificate (other than an Individual Certificate issued in exchange for a beneficial interest in a Global Certificate pursuant to Section 5.01 of this

Agreement) or a beneficial interest in a Private Global Certificate may only be transferred to Eligible Investors, as described herein. In the event that a Responsible Officer of the Certificate Registrar has actual knowledge that such an Individual Certificate or beneficial interest in a Private Global Certificate is being held by or for the benefit of a Person who is not an Eligible Investor, or that such holding is unlawful under the laws of a relevant jurisdiction, then the Certificate Registrar shall have the right to void such transfer, if permitted under applicable law, or to require the investor to sell such Individual Certificate or beneficial interest in a Private Global Certificate to an Eligible Investor within fourteen days after notice of such determination and each Certificateholder by its acceptance of a Certificate authorizes the Certificate Registrar to take such action.

(g)   Subject to the provisions of this Section 5.02 regarding transfer and exchange, transfers of the Global Certificates shall be limited to transfers of such Global Certificates in whole, but not in part, to nominees of the Depository or to a successor of the Depository or such successor's nominee.

(h)   No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in this Section 5.02 other than for transfers to Institutional Accredited Investors, as provided herein. In connection with any transfer to an Institutional Accredited Investor, the transferor shall reimburse the Trust Fund for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided herein) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer.

(i)   Subject to Section 5.02(e) of this Agreement, transfers of the [ARD CLASS] or Class [R] Certificates may be made only in accordance with this Section 5.02(i). The Certificate Registrar shall register the transfer of a Class [R] Certificate only if (x) the transferor has advised the Certificate Registrar in writing that such Certificate is being transferred to a Qualified Institutional Buyer and (y) prior to such transfer the transferee furnishes to the Certificate Registrar an Investment Representation Letter. The Certificate Registrar shall register the transfer of a [ARD CLASS] Certificate only if (x) the transferor has advised the Certificate Registrar in writing that such Certificate is being transferred to a Qualified Institutional Buyer or an Affiliated Person or an Institutional Accredited Investor and (y) prior to such transfer the transferee furnishes to the Certificate Registrar an Investment Representation Letter. In addition, the Certificate Registrar may as a condition of the registration of any such transfer require the transferor to furnish such other certifications, legal opinions or other information (at the transferor's expense) as it may reasonably require to confirm that the proposed transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Act and other applicable laws.

(j)   No transfer, sale, pledge or other disposition of any Class of Private Certificates or interest therein shall be made unless that transfer, sale, pledge or other disposition is exempt from the registration and/or qualification requirements of the Act and any applicable state securities laws, or is otherwise made in accordance with the Act and such state securities laws. Neither the Depositor, the Master Servicer, the Certificate Administrator, the Trustee nor

the Certificate Registrar are obligated to register or qualify the Private Certificates under the Act or any other securities law or to take any action not otherwise required under this Agreement to permit the transfer of such Private Certificates without registration or qualification. Any Certificateholder desiring to effect such a transfer shall, and does hereby agree to, indemnify the Depositor, the Master Servicer, the Certificate Administrator, the Trustee and the Certificate Registrar, against any loss, liability or expense that may result if the transfer is not so exempt or is not made in accordance with such federal and state laws.

(k) No transfer of any Class [__], Class [__], Class [__], Class [__], Class [__], [LOAN SPECIFIC CLASS], [ARD CLASS] or Class [R] Certificate (each, a "Restricted Certificate") shall be made to (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, or Section 4975 of the Code, or a governmental plan, as defined in Section 3(32) of ERISA, or other plan subject to any federal, state or local law ("Similar Law") which is to a material extent similar to the foregoing provisions of ERISA or the Code (each, a "Plan") or (ii) a collective investment fund whose underlying assets include Plan assets by reason of a Plan's investment in the collective investment fund (pursuant to U.S. Department of Labor Regulation Section 2510.3-101, as modified by Section 3(42) of ERISA, other than (with respect to transfer of Restricted Certificates other than the [ARD CLASS] Certificates or the Residual Certificates), an insurance company using the assets of its general account under circumstances whereby such purchase and the subsequent holding of such Certificate by such insurance company would be exempt from the "prohibited transaction" provisions of Sections 406 and 407 of ERISA and Code Section 4975 under Sections I and III of PTCE 95-60, or a substantially similar exemption under Similar Law. Each prospective transferee of a Restricted Certificate shall either (A) deliver to the Depositor, the Certificate Registrar and the Certificate Administrator, a transfer or representation letter, substantially in the form of Exhibit D-2 to this Agreement, stating that the prospective transferee is not a Person referred to in (i) or (ii) above or (B) if the transferee is such an entity specified in (i) or (ii) above (except in the case of a [ARD CLASS] Certificate or a Residual Certificate, which may not be transferred unless the transferee represents it is not such an entity), such entity, at its own expense, shall provide any opinion of counsel, officers' certificates or agreements as may be required by, and in form and substance satisfactory to, the Depositor, the Certificate Administrator and the Certificate Registrar, to the effect that the purchase and holding of the Certificates by or on behalf of a Plan will not constitute or result in a non-exempt prohibited transaction within the meaning of Sections 406 and 407 of ERISA and Section 4975 of the Code, and will not subject the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Depositor, the Certificate Administrator, the Trustee or the Certificate Registrar to any obligation or liability. None of the Certificate Administrator or the Certificate Registrar shall register a [ARD CLASS] or Class [R] Certificate in any Person's name unless such Person has provided the letter referred to in clause (A) of the preceding sentence. The transferee of a beneficial interest in a Global Certificate that is a Restricted Certificate shall be deemed to represent that it is not a Plan or a Person acting on behalf of any Plan or using the assets of any Plan to acquire such interest other than (with respect to transfers of beneficial interests in Global Certificates which are Restricted Certificates other than the [ARD CLASS] Certificates or the Residual Certificates) an insurance company using the assets of its general account under circumstances whereby such transfer to such insurance company would be exempt from the "prohibited transaction" provisions of Sections 406 and 407 of ERISA and Section 4975 of the Code under Sections I and III of PTCE 95-60, or a substantially similar exemption under Similar Law. Any transfer of a Restricted

-350-

Certificate that would violate or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or Similar Law shall be deemed absolutely null and void *ab initio*.

(l) Each Person who has or acquires any Ownership Interest shall be deemed by the acceptance or acquisition of such Ownership Interest to have agreed to be bound by the following provisions and the rights of each Person acquiring any Ownership Interest are expressly subject to the following provisions:

(i) Each Person acquiring or holding any Ownership Interest shall be a Permitted Transferee and shall not acquire or hold such Ownership Interest as agent (including a broker, nominee or other middleman) on behalf of any Person that is not a Permitted Transferee. Any such Person shall promptly notify the Certificate Registrar of any change or impending change in its status (or the status of the beneficial owner of such Ownership Interest) as a Permitted Transferee. Any acquisition described in the first sentence of this Section 5.02(l) by a Person who is not a Permitted Transferee or by a Person who is acting as an agent of a Person who is not a Permitted Transferee shall be void and of no effect, and the immediately preceding owner who was a Permitted Transferee shall be restored to registered and beneficial ownership of the Ownership Interest as fully as possible.

(ii) No Ownership Interest may be Transferred, and no such Transfer shall be registered in the Certificate Register, without the express written consent of the Certificate Registrar, and the Certificate Registrar shall not recognize the Transfer, and such proposed Transfer shall not be effective, without such consent with respect thereto. In connection with any proposed Transfer of any Ownership Interest, the Certificate Registrar shall, as a condition to such consent, (x) require delivery to it in form and substance satisfactory to it, and the proposed transferee shall deliver to the Certificate Registrar and to the proposed transferor an affidavit in substantially the form attached as Exhibit C-1 (a "Transferee Affidavit") of the proposed transferee (A) that such proposed transferee is a Permitted Transferee and (B) stating that (i) the proposed transferee historically has paid its debts as they have come due and intends to do so in the future, (ii) the proposed transferee understands that, as the holder of an Ownership Interest, it may incur liabilities in excess of cash flows generated by the residual interest, (iii) the proposed transferee intends to pay taxes associated with holding the Ownership Interest as they become due, (iv) the proposed transferee will not transfer the Ownership Interest to any Person that does not provide a Transferee Affidavit or as to which the proposed transferee has actual knowledge that such Person is not a Permitted Transferee or is acting as an agent (including a broker, nominee or other middleman) for a Person that is not a Permitted Transferee, (v) the proposed transferee will not cause income from the Class [R] Certificate to be attributable to a foreign permanent establishment or fixed base, within the meaning of an applicable income tax treaty, of the proposed transferee or any other U.S. Person and (vi) the proposed transferee expressly agrees to be bound by and to abide by the provisions of this Section 5.02(l) and (y) other than in connection with the initial issuance of the Class [R] Certificates, require a statement from the proposed transferor substantially in the form attached as Exhibit C-2 (the "Transferor Letter"), that the proposed transferor has no actual knowledge that the proposed transferee is not a

Permitted Transferee and has no actual knowledge or reason to know that the proposed transferee's statements in the Transferee Affidavit are false.

(iii)   Notwithstanding the delivery of a Transferee Affidavit by a proposed transferee under clause (ii) above, if a Responsible Officer of the Certificate Registrar has actual knowledge that the proposed transferee is not a Permitted Transferee, no Transfer to such proposed transferee shall be effected and such proposed Transfer shall not be registered on the Certificate Register; provided, that the Certificate Registrar shall not be required to conduct any independent investigation to determine whether a proposed transferee is a Permitted Transferee.

Neither the Certificate Administrator nor the Certificate Registrar shall have any obligation or duty to monitor, determine or inquire as to compliance with any restriction or transfer imposed under Article V of this Agreement or under applicable law with respect to any transfer of any Certificate (including, without limitation, the Securities Legend), or any interest therein, other than to require delivery of the certification(s) and/or opinions of counsel described in Article V applicable with respect to changes in registration of record ownership of Certificates in the Certificate Register. The Certificate Administrator and the Certificate Registrar shall have no liability for transfers, including transfers made through the book-entry facilities of the Depository or between or among Depository Participants or Certificate Owners made in violation of applicable restrictions.

Upon written notice to the Certificate Registrar, or upon the Certificate Registrar having actual knowledge, that there has occurred a Transfer to any Person that is a Disqualified Organization or an agent thereof (including a broker, nominee, or middleman) in contravention of the foregoing restrictions, and in any event not later than 60 days after a request for information from the transferor of such Ownership Interest, or such agent, the Certificate Registrar and the Certificate Administrator agree to furnish to the IRS and the transferor of such Ownership Interest or such agent such information necessary to the application of Section 860E(e) of the Code as may be required by the Code, including, but not limited to, the present value of the total anticipated excess inclusions with respect to such Class [R] Certificate (or portion thereof) for periods after such Transfer. At the election of the Certificate Registrar and the Certificate Administrator, the Certificate Registrar and the Certificate Administrator may charge a reasonable fee for computing and furnishing such information to the transferor or to such agent referred to above; provided that such Persons shall in no event be excused from furnishing such information.

Section 5.03   Mutilated, Destroyed, Lost or Stolen Certificates.   If (i) any mutilated Certificate is surrendered to the Certificate Registrar, or the Certificate Registrar receives evidence to its satisfaction of the destruction, loss or theft of any Certificate, and (ii) there is delivered to the Certificate Registrar such security or indemnity as may be required by it to save it and the Certificate Administrator harmless, then, in the absence of actual knowledge by a Responsible Officer of the Certificate Registrar that such Certificate has been acquired by a bona fide purchaser, the Certificate Administrator or the Authenticating Agent shall execute and authenticate and the Certificate Registrar shall deliver, in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Certificate, a new Certificate of the same Class and of like tenor and Percentage Interest. Upon the issuance of any new Certificate under this Section 5.03, the Certificate Registrar may require the payment of a sum sufficient to cover

any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Certificate Registrar) connected therewith. Any replacement Certificate issued pursuant to this Section 5.03 shall constitute complete and indefeasible evidence of ownership of the corresponding interest in the Trust Fund, as if originally issued, whether or not the lost, stolen or destroyed Certificate shall be found at any time.

Section 5.04   Appointment of Paying Agent. The Certificate Administrator may appoint a paying agent (a "Paying Agent") for the purpose of making distributions to Certificateholders pursuant to Section 4.01 of this Agreement. The Certificate Administrator shall cause such Paying Agent, if other than the Certificate Administrator, the Trustee or the Master Servicer, to execute and deliver to the Master Servicer and the Trustee an instrument in which such Paying Agent shall agree with the Master Servicer and the Trustee that such Paying Agent will hold all sums held by it for the payment to Certificateholders in trust for the benefit of the Certificateholders entitled thereto until such sums have been paid to the Certificateholders or disposed of as otherwise provided herein. The initial Paying Agent shall be the Certificate Administrator. Except for the Certificate Administrator, as the initial Paying Agent, the Paying Agent shall at all times be an entity having a long-term unsecured debt rating of at least "[___]" from [___], "[___]" by [___] and "[___]" by [___] (or, if not rated by [___], an equivalent (or higher) rating by any two other NRSROs), or shall be otherwise acceptable to each Rating Agency, as confirmed by a receipt of a Rating Agency Confirmation.

Section 5.05   Access to Certificateholders' Names and Addresses; Special Notices.   (a)   If any Certifying Certificateholder (for purposes of this Section 5.05, an "Applicant") applies in writing to the Certificate Registrar, and such application states that the Applicant desires to communicate with other Certificateholders, the Certificate Registrar shall furnish or cause to be furnished to such Applicant a list of the names and addresses of the Certificateholders as of the most recent Record Date, at the expense of the Applicant.

(b)   Every Certificateholder, by receiving and holding its Certificate, agrees with the Certificate Administrator and the Certificate Registrar that the Certificate Administrator and the Certificate Registrar shall not be held accountable in any way by reason of the disclosure of any information as to the names and addresses of the Certificateholders hereunder, regardless of the source from which such information was derived.

(c)   Upon the written request of any Certifying Certificateholder that (a) states that such Certificateholder desires the Certificate Administrator to transmit a notice to all Certificateholders stating that such Certificateholder wishes to be contacted by other Certificateholders, setting forth the relevant contact information and briefly stating the reason for the requested contact and (b) provides a copy of the Special Notice which such Certificateholder proposes to transmit, the Certificate Administrator shall deliver such Special Notice to all Certificateholders at their respective addresses appearing on the Certificate Register. The costs and expenses of the Certificate Administrator associated with delivering with any such Special Notice shall be borne by the party requesting such Special Notice. Every Certificateholder, by receiving and holding a Certificate, agrees that neither the Certificate Administrator nor the Certificate Registrar shall be held accountable by reason of the disclosure of any such Special Notice to Certificateholders, regardless of the information set forth in such Special Notice.

Section 5.06   Actions of Certificateholders.   (a)   Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Agreement to be given or taken by Certificateholders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Certificateholders in person or by agent duly appointed in writing; and except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Certificate Administrator and the Trustee and, when required, to the Master Servicer. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Agreement and conclusive in favor of the Certificate Administrator, the Trustee and the Master Servicer, if made in the manner provided in this Section.

(b)   The fact and date of the execution by any Certificateholder of any such instrument or writing may be proved in any reasonable manner which the Certificate Administrator or the Trustee deems sufficient.

(c)   Any request, demand, authorization, direction, notice, consent, waiver or other act by a Certificateholder shall bind every Holder of every Certificate issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof, in respect of anything done, or omitted to be done, by the Certificate Administrator or the Trustee or the Master Servicer in reliance thereon, whether or not notation of such action is made upon such Certificate.

(d)   The Certificate Administrator, the Trustee or Certificate Registrar may require such additional proof of any matter referred to in this Section 5.06 as it shall deem necessary.

Section 5.07   Rule 144A Information. The Certificate Administrator shall, upon request of any Certifying Certificateholder that is a Holder of a Private Certificate or any beneficial owner of such a Certificate, furnish to such Holder or beneficial owner or a prospective purchaser designated by such Holder or beneficial owner who is a Qualified Institutional Buyer the information required to be delivered under Rule 144A(d)(4) under the Act, to the extent such information has been provided to the Certificate Administrator and has been identified as Rule 144A information (which shall include all information on the Certificate Administrator's Website and all information currently required to be made available to Certificateholders, as well as any other specifically identified information herein), if at the time of such request periodic reports are not being filed with respect to the Trust under Section 13 or Section 15(d) of the Exchange Act.

Section 5.08   Exchanges of Exchangeable Certificates

(a)   The Grantor Trust shall be maintained by the Certificate Administrator, on behalf of the Trustee, in part for the benefit of the Holders of the Exchangeable Certificates. The assets of the Grantor Trust held for the benefit of the Holders of the Exchangeable Certificates shall consist of the Class [PEZ] Regular Interests, which have been placed in the Grantor Trust through the efforts of the Underwriters. The Class [PEZ] Regular Interests shall be held by the Certificate Administrator for the benefit of the Trustee. At all times, the Class [__], Class [__] and Class [__] Certificates shall represent beneficial ownership interests in the Class [__] Percentage Interest, the Class [__] Percentage Interest and the Class [__] Percentage Interest,

-354-

respectively, in the Class [__] Regular Interest, Class [__] Regular Interest and Class [__] Regular Interest, respectively. At all times, the Class [PEZ] Certificates shall represent beneficial ownership interests in the Class [PEZ] Components.

(b)   On the Closing Date, the Grantor Trust shall issue the several Classes of Exchangeable Certificates. Each Class of Exchangeable Certificates shall be initially issued on the Closing Date with the respective aggregate Certificate Balance set forth for such Class in the Preliminary Statement.

(c)   Following the Closing Date and subject to the conditions set forth in Section 5.08(d), (i) if a Certificateholder holds Class [__] Certificates, Class [__] Certificates and Class [__] Certificates in an Exchangeable Proportion, then those Exchangeable Certificates may be exchanged on the books of the Depository for Class [PEZ] Certificates that represent the same Tranche Percentage Interest in each Class [PEZ] Regular Interest as the Certificates to be surrendered and (ii) a Certificateholder that holds Class [PEZ] Certificates may exchange its Certificates on the books of the Depository for Class [__] Certificates, Class [__] Certificates and Class [__] Certificates that evidence the same Tranche Percentage Interest in the Class [PEZ] Regular Interests as the Class [PEZ] Certificates being surrendered.

(d)   An exchange of Exchangeable Certificates may only occur if the Class [__], Class [__] and Class [__] Certificates being surrendered or received in such exchange have denominations no smaller than the minimum Denominations set forth in Section 5.01. No exchange of Exchangeable Certificates may occur pursuant to this Section 5.08 after the date when the then-current Certificate Balance of the Class [__] Regular Interest (and, correspondingly, the Class [__] Certificates and, to the extent evidencing an interest in the Class [__] Regular Interest, the Class [PEZ] Certificates) has been reduced to zero as a result of the payment in full of all interest and principal thereon. There shall be no limitation on the number of exchanges of Exchangeable Certificates authorized pursuant to this Section 5.08. In addition, the Depositor shall have the right to make or cause exchanges on the Closing Date pursuant to instructions delivered to the Certificate Administrator on the Closing Date.

(e)   At the request of the Holder of a Class or Classes of Exchangeable Certificates, and upon the surrender of such Exchangeable Certificates (in the case of an exchange of Class [__], Class [__] and Class [__] Certificates for Class [PEZ] Certificates, in the applicable Exchangeable Proportion), the Certificate Administrator, on behalf of the Trustee, shall deliver (by the means set forth in the penultimate sentence of Section 5.08(i)) the corresponding Exchangeable Certificates to which such Certificateholder is entitled as set forth in Section 5.08(c).

(f)   [Reserved].

(g)   In connection with any exchange of Exchangeable Certificates, the Certificate Registrar shall reduce the outstanding aggregate Certificate Balance of the Class or Classes of Exchangeable Certificates surrendered by the applicable Holder on the Certificate Register and shall increase the outstanding aggregate Certificate Balance of the related Class or Classes of Exchangeable Certificates received by such Holder in such exchange on the Certificate Register, and the Certificate Registrar or the Certificate Administrator, as applicable, shall approve the instructions at the Depository and make appropriate notations on the Private

Global Certificate for each Class of Exchangeable Certificates to reflect such reductions and increases.

(h)   In order to effect an exchange of Exchangeable Certificates, the Certificateholder shall notify the Certificate Administrator in writing or by e-mail at *[EMAIL ADDRESS]* (with a subject line referencing "[NAME OF ISSUING ENTITY]" and setting forth the proposed Exchange Date) no later than three (3) Business Days before the proposed exchange date (the "<u>Exchange Date</u>"). The Exchange Date may be any Business Day other than the first or last Business Day of the month. An exchange notice must (i) be set forth on the applicable Certificateholder's letterhead, (ii) carry a medallion stamp guarantee and (iii) set forth the following information: the CUSIP Number of each Exchangeable Certificate to be exchanged and each Exchangeable Certificate to be received; the original and outstanding Certificate Balance of the Exchangeable Certificates to be exchanged and the original and outstanding Certificate Balance of the Exchangeable Certificates to be received; the Certificateholder's Depository participant number; and the proposed Exchange Date. The Certificateholder and the Certificate Registrar shall utilize the "deposit and withdrawal system" at the Depository to effect the exchange of the applicable Exchangeable Certificates. A notice shall become irrevocable on the second (2nd) Business Day before the proposed Exchange Date. Exchangeable Certificates shall be exchangeable on the books of the Depository for the corresponding Exchangeable Certificates on and after the Closing Date, by notice to the Certificate Administrator substantially in the form of <u>Exhibit GG</u>.

(i)   The Certificate Administrator shall make the first distribution on an Exchangeable Certificate received by a Certificateholder in any exchange on the Distribution Date in the month following the month of exchange to the Certificateholder of record as of the applicable Record Date for such Certificate and Distribution Date. If an Exchange Date occurs in any month before the Distribution Date in such month, then any distributions to be made on such Distribution Date on any Certificates surrendered in the exchange shall be so made to the Certificateholder of record as of the applicable Record Date for such Certificates and such Distribution Date. Neither the Certificate Administrator nor the Depositor shall have any obligation to ensure the availability of the applicable Certificates in the market to accomplish any exchange.

(j)   In connection with each exchange, the Certificateholder may be required to pay certain fees charged by DTC and such fees must be received by the Certificate Administrator prior to the exchange date or such exchange shall not be effected. The first distribution on an Exchangeable Certificate or Class EC certificates shall be made in the month following the month of exchange to the Certificateholder of record as of the applicable Record Date for such certificate. Neither the Certificate Administrator nor the Depositor shall have any obligation to ensure the availability of the applicable certificates to accomplish any exchange.

ARTICLE VI
THE DEPOSITOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE DIRECTING CERTIFICATEHOLDER, THE OPERATING ADVISOR AND THE ASSET REPRESENTATIONS REVIEWER

Section 6.01 <u>Liability of the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor and the Asset Representations Reviewer</u>. The Depositor, the Master Servicer, the Special Servicer, the Operating Advisor and the Asset Representations Reviewer each shall be liable in accordance herewith only to the extent of the obligations specifically imposed by this Agreement.

Section 6.02 <u>Merger or Consolidation of the Master Servicer, the Special Servicer, the Depositor, the Asset Representations Reviewer or the Operating Advisor</u>. Subject to the following paragraph, each of the Master Servicer and the Special Servicer shall keep in full effect its existence, rights and good standing as a n[_____] under the laws of [_____] and shall not jeopardize its ability to do business in each jurisdiction in which the Mortgaged Properties securing the Mortgage Loans that it is servicing are located or to protect the validity and enforceability of this Agreement, the Certificates or any of such Mortgage Loans that it is servicing and to perform its respective duties under this Agreement. In addition, subject to the following paragraph, the Operating Advisor and the Asset Representations Reviewer shall keep in full effect its existence, rights and good standing as a [_____] under the laws of the State of [_____] and shall not jeopardize its ability to do business in each jurisdiction in which the Mortgaged Properties are located or to protect the validity and enforceability of this Agreement, the Certificates or any of such Mortgage Loans and to perform its respective duties under this Agreement.

Each of the Master Servicer, the Special Servicer, the Depositor, the Operating Advisor or the Asset Representations Reviewer may be merged or consolidated with or into any Person, or transfer all or substantially all of its assets to any Person, in which case any Person into which the Master Servicer, the Special Servicer, the Depositor, the Operating Advisor or the Asset Representations Reviewer may be merged or consolidated, or any Person resulting from any merger or consolidation to which the Master Servicer, the Special Servicer, the Depositor, the Operating Advisor or the Asset Representations Reviewer is a party, or any Person succeeding to the business of the Master Servicer, the Special Servicer, the Depositor, the Operating Advisor or the Asset Representations Reviewer, shall be the successor of the Master Servicer, the Special Servicer, the Depositor, the Operating Advisor or the Asset Representations Reviewer, as applicable, hereunder, and shall be deemed to have assumed all of the liabilities of the Master Servicer, the Special Servicer, the Depositor, the Operating Advisor or the Asset Representations Reviewer, as applicable, hereunder, if each of the Rating Agencies has provided a Rating Agency Confirmation relating to the Certificates and Serviced Companion Loan Securities, if any; <u>provided</u> that neither the Master Servicer nor the Special Servicer shall be required to obtain a Rating Agency Confirmation from any Rating Agency if the Master Servicer or Special Servicer, respectively, is merged into or consolidated with a Qualified Affiliate or transfers all or substantially all of its assets to a Qualified Affiliate; <u>provided</u>, <u>further</u>, if the Master Servicer or the Special Servicer enters into a merger and the Master Servicer or the Special Servicer, as applicable, is the surviving entity under applicable law, the Master Servicer or the Special Servicer, as applicable, shall not, as a result of the merger, be required to provide a

Rating Agency Confirmation or obtain the consent of the Depositor. Notwithstanding the foregoing, no Master Servicer, Special Servicer, the Operating Advisor or the Asset Representations Reviewer may remain the Master Servicer, Special Servicer, the Operating Advisor or the Asset Representations Reviewer, as applicable, under this Agreement after (x) being merged or consolidated with or into any Person that is a Prohibited Party, or (y) transferring all or substantially all of its assets to any Person if such Person is a Prohibited Party, except to the extent (i) the Master Servicer, the Special Servicer, the Operating Advisor or the Asset Representations Reviewer, as applicable, is the surviving entity of such merger, consolidation or transfer and has been and continues to be in compliance with its Regulation AB reporting obligations hereunder or (ii) the Depositor consents to such merger, consolidation or transfer, which consent shall not be unreasonably withheld. The Asset Representations Reviewer shall keep in full effect its existence and rights as an entity under the laws of the jurisdiction of its organization, and shall be in compliance with the laws of all jurisdictions to the extent necessary to perform its duties under this Agreement. Any Person into which the Asset Representations Reviewer may be merged or consolidated, or any Person resulting from any merger or consolidation to which the Asset Representations Reviewer shall be a party, or any Person succeeding to the business of the Asset Representations Reviewer, shall be the successor of the Asset Representations Reviewer hereunder, and shall be deemed to have assumed all of the liabilities and obligations of such Asset Representations Reviewer hereunder, without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding; provided, however, that the Trustee has received a Rating Agency Confirmation with respect to such successor or surviving Person.

Section 6.03   Limitation on Liability of the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and Others. (a) None of the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer nor any Affiliates, partners, shareholders, directors, officers, employees, members, managers, representatives or agents (including sub-servicers) of the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor or the Asset Representations Reviewer shall be under any liability to the Trust Fund, the Certificateholders, any Serviced Companion Loan Noteholders, any party hereto or any third party beneficiary for any action taken, or for refraining from the taking of any action, in good faith pursuant to this Agreement (including actions taken or not taken at the direction of any Directing Certificateholder), or for errors in judgment; provided, that this provision shall not protect the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor or the Asset Representations Reviewer, or any Affiliate, representative, member, manager, director, officer, employee or agent (including sub-servicers) of the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor or the Asset Representations Reviewer, against any breach of warranties or representations made herein, or against any liability which would otherwise be imposed by reason of willful misconduct, bad faith or negligence (or in the case of (x) the Master Servicer or Special Servicer, by reason of any specific liability imposed hereunder for a breach of the Servicing Standard, (y) the Operating Advisor, by reason of any specific liability imposed hereunder for a breach of the Operating Advisor Standard or (z) the Asset Representations Reviewer, by reason of any specific liability impose) in the performance of duties or by reason of negligent disregard of obligations or duties hereunder. The Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and any Affiliate, representative, member, manager, director, officer, employee or agent (including sub-servicers)

of the Depositor, the Master Servicer, the Special Servicer or the Operating Advisor may rely in good faith on any document of any kind which, *prima facie*, is properly executed and submitted by any appropriate Person respecting any matters arising hereunder. In addition, in no event shall the Depositor be obligated to cause any party to perform or comply with the obligations to remit the CREFC® Intellectual Property Royalty License Fee to CREFC®, to report any such CREFC® Intellectual Property Royalty License Fee so paid or to make available any Distribution Date Statement to the general public (or in particular, CREFC®).

The Trust Fund and each Serviced Companion Loan Noteholder shall be indemnified and held harmless by each of the Master Servicer, the Special Servicer and the Operating Advisor (severally and not jointly) for any loss, liability or expense (including legal fees and expenses) incurred in connection with any claim, loss, penalty, fine, foreclosure, judgment or liability relating to this Agreement or the Certificates, incurred by the Trust Fund or such Serviced Companion Loan Noteholder, as applicable, by reason of willful misconduct, bad faith, fraud or negligence in the performance of duties hereunder, or by reason of negligent disregard of obligations and duties thereunder, on the part of such indemnifying party.

The Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and any Affiliates, directors, officers, employees, members, managers, representatives and agents (including sub-servicers) of the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor and the Asset Representations Reviewer shall be indemnified and held harmless by the Trust Fund for any loss, liability or expense (including legal fees and expenses) incurred in connection with any claim, loss, penalty, fine, foreclosure, judgment, liability or legal action relating to this Agreement or the Certificates, other than any loss, liability or expense (including legal fees and expenses) (i) incurred by such party by reason of willful misconduct, bad faith, fraud or negligence in the performance of duties hereunder or by reason of negligent disregard of obligations and duties thereunder or (ii) in the case of the Depositor and any of its Affiliates, directors, officers, representatives, members, managers, employees and agents, incurred in connection with any violation by any of them of any state or federal securities law; provided that such indemnified parties shall be paid out of the Collection Account in accordance with Section 3.06(a) of this Agreement; provided, further, that if such matter relates directly to any Serviced Whole Loan, such indemnified parties shall be paid *first* out of the applicable Serviced Whole Loan Collection Account (allocated in accordance with the expense allocation provision of the related Intercreditor Agreement), and *then*, if funds therein are insufficient, out of the Collection Account; provided that the Master Servicer shall, after receiving payment from amounts on deposit in the Collection Account, if any, (i) promptly notify the related Companion Loan Noteholder and (ii) use commercially reasonable efforts to exercise on behalf of the Trust any rights under the related Intercreditor Agreement to obtain reimbursement for a pro rata portion of such amount allocable to the related Serviced Companion Loans from the related Companion Loan Noteholders.

The Depositor shall indemnify the Operating Advisor (both in its capacity as Operating Advisor and individually) and each of its Affiliates and each of its directors, officers, employees, representatives and agents, and hold each of them harmless against any and all claims, losses, damages, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments, and any other costs, fees and expenses that such indemnified party may sustain in connection with this Agreement (including, without limitation, reasonable fees and

disbursements of counsel incurred by such indemnified party in any action or proceeding between the Depositor and such indemnified party or between such indemnified party and any third party or otherwise) resulting from the Depositor's willful misconduct, bad faith, fraud or negligence in the performance of each of its duties hereunder or by reason of negligent disregard of its respective obligations and duties hereunder.

The Operating Advisor shall indemnify the Depositor (both in its capacity as Depositor and individually) and each of its Affiliates and each of its directors, officers, employees, representatives and agents, and hold each of them harmless against any and all claims, losses, damages, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments, and any other costs, fees and expenses that such indemnified party may sustain in connection with this Agreement (including, without limitation, reasonable fees and disbursements of counsel incurred by such indemnified party in any action or proceeding between the Operating Advisor and such indemnified party or between such indemnified party and any third party or otherwise) resulting from the Operating Advisor's willful misconduct, bad faith, fraud or negligence in the performance of each of its duties hereunder or by reason of negligent disregard of its respective obligations and duties hereunder.

The Asset Representations Reviewer agrees to indemnify the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Depositor, the Operating Advisor and the Trust and any partner, director, officer, shareholder, member, manager, employee or agent thereof, and hold them harmless, from and against any and all claims, losses, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments, and any other costs, liabilities, fees and expenses that any of them may sustain arising from or as a result of any willful misconduct, bad faith or negligence of the Asset Representations Reviewer, in the performance of its obligations and duties under this Agreement or by reason of negligent disregard by the Asset Representations Reviewer of its duties and obligations hereunder or by reason of breach of any representations or warranties made herein; provided that such indemnity shall not cover indirect or consequential damages. The Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Operating Advisor or the Depositor, as the case may be, shall immediately notify the Asset Representations Reviewer if a claim is made by a third party with respect to this Agreement or the Mortgage Loans or the Trust Subordinate Companion Loan entitling the Trust to indemnification hereunder, whereupon the Asset Representations Reviewer shall assume the defense of such claim (with counsel reasonably satisfactory to the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Operating Advisor or the Depositor) and pay all expenses in connection therewith, including counsel fees, and promptly pay, discharge and satisfy any judgment or decree which may be entered against it or them in respect of such claim. Any failure to so notify the Asset Representations Reviewer shall not affect any rights any of the foregoing Persons may have to indemnification under this Agreement or otherwise, unless the Asset Representations Reviewer's defense of such claim is materially prejudiced thereby.

(b) None of the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor or the Asset Representations Reviewer shall be under any obligation to appear in, prosecute or defend any legal action that is not incidental to its respective duties under this Agreement or which in its opinion may involve it in any expense or liability not recoverable from the Trust Fund; provided, that each of the Depositor, the Master Servicer, the Special

Servicer or the Operating Advisor may in its discretion undertake any such action that it may deem necessary or desirable in respect to this Agreement and the rights and duties of the parties hereto and the interests of the Certificateholders and holders of Serviced Companion Loan Securities, if applicable, hereunder. In such event, the legal expenses and costs of such action and any liability resulting therefrom shall be expenses, costs and liabilities of the Trust Fund and the Depositor, the Master Servicer, the Special Servicer and the Operating Advisor shall be entitled to be reimbursed therefor from the Collection Account in accordance with Section 3.06(a) of this Agreement) no later than 60 days after submitting such expenses or costs for reimbursement, provided that a failure to reimburse such parties within such 60 days will not affect or limit such parties' rights to receive reimbursement hereunder; provided, further, that in the case of any Serviced Whole Loan, such amounts shall be allocated in accordance with the expense allocation provision of the related Intercreditor Agreement, and such parties shall be entitled to be reimbursed *first*, from the applicable Serviced Whole Loan Collection Account and *then*, from the Collection Account, all in accordance with Section 3.06(a) of this Agreement and the related Intercreditor Agreement.

(c) The terms of this Section 6.03 shall survive the termination of any party hereto or of this Agreement.

Section 6.04 Limitation on Resignation of the Master Servicer, the Special Servicer and the Operating Advisor; Termination of the Master Servicer, the Special Servicer and the Operating Advisor. (a) Each of the Master Servicer, the Special Servicer and the Operating Advisor may assign their respective rights and delegate their respective duties and obligations under this Agreement in connection with the sale or transfer of a substantial portion of their mortgage servicing, asset management or (solely with respect to the Operating Advisor) commercial mortgage surveillance, portfolio, provided that: (i) the purchaser or transferee accepting such assignment and delegation (A) shall be an established mortgage finance institution, bank or mortgage servicing institution (or, in the case of the Operating Advisor, an Eligible Operating Advisor), organized and doing business under the laws of the United States of America, any state of the United States of America or the District of Columbia, authorized under such laws to perform the duties of the Master Servicer, Special Servicer or Operating Advisor or a Person resulting from a merger, consolidation or succession that is permitted under Section 6.02 of this Agreement, (B) shall be acceptable to each Rating Agency as confirmed in a Rating Agency Confirmation delivered to the Trustee and the Certificate Administrator relating to the Certificates and Serviced Companion Loan Securities, if any, (C) shall execute and deliver to the Trustee and the Certificate Administrator an agreement that contains an assumption by such Person of the due and punctual performance and observance of each covenant and condition to be performed or observed by the Master Servicer, Special Servicer or Operating Advisor, as applicable under this Agreement from and after the date of such agreement and (D) shall not be a Prohibited Party; (ii) the Master Servicer, the Special Servicer or the Operating Advisor shall not be released from its obligations under this Agreement that arose prior to the effective date of such assignment and delegation under this Section 6.04; (iii) the rate at which the Servicing Compensation, Special Servicing Compensation or Operating Advisor Fee, as applicable (or any component thereof) is calculated shall not exceed the rate then in effect and (iv) the resigning Master Servicer, Special Servicer or Operating Advisor, as applicable, shall be responsible for the reasonable costs and expenses of each other party hereto and the Rating Agencies in connection with such transfer. Upon acceptance of such assignment and delegation, the

purchaser or transferee shall be the successor Master Servicer, Special Servicer or Operating Advisor, as applicable, hereunder.

(b)   Except as provided in Section 6.02 of this Agreement and this Section 6.04, the Master Servicer, the Special Servicer and the Operating Advisor shall not resign from its respective obligations and duties hereby imposed on it except (i) upon determination that such duties hereunder are no longer permissible under applicable law, (ii) in connection with the assignment of rights and delegation of duties as set forth in Section 6.04(a), or (iii) solely with respect to the Operating Advisor, pursuant to Section 6.04(e). Any such determination described in clause (i) above permitting the resignation of the Master Servicer, the Special Servicer or the Operating Advisor, as applicable, shall be evidenced by an Opinion of Counsel (obtained at the resigning Master Servicer's, Special Servicer's or Operating Advisor's expense) to such effect delivered to the Trustee and the Certificate Administrator.

(c)   The Trustee shall be permitted to remove the Master Servicer or the Special Servicer upon a Master Servicer Termination Event or Special Servicer Termination Event, as applicable. Without limiting the generality of the succeeding paragraph, no such removal shall be effective unless and until (i) the Master Servicer or the Special Servicer has been paid any unpaid Servicing Compensation or Special Servicing Compensation, as applicable, unreimbursed Advances (including Advance Interest Amounts thereon to which it is entitled) and all other amounts to which the Master Servicer or the Special Servicer is entitled hereunder to the extent such amounts accrue prior to such effective date and (ii) with respect to a resignation by the Master Servicer, the successor Master Servicer has deposited into the Investment Accounts from which amounts were withdrawn to reimburse the terminated Master Servicer, an amount equal to the amounts so withdrawn, to the extent such amounts would not have been permitted to be withdrawn except pursuant to this paragraph, in which case the successor Master Servicer shall, immediately upon deposit, have the same right of reimbursement or payment as the terminated Master Servicer had immediately prior to its termination without regard to the operation of this paragraph.

(d)   No resignation or removal of the Master Servicer, the Special Servicer or the Operating Advisor as contemplated by the preceding paragraphs of this Section 6.04 shall become effective until the Trustee or a successor Master Servicer, Special Servicer or Operating Advisor shall have assumed the resigning or terminated Master Servicer's, Special Servicer's or Operating Advisor's responsibilities, duties, liabilities and obligations hereunder. If no successor Master Servicer, Special Servicer or Operating Advisor can be obtained to perform such obligations for the same compensation to which the terminated Master Servicer, Special Servicer or Operating Advisor would have been entitled, additional amounts payable to such successor Master Servicer, Special Servicer or Operating Advisor shall be treated as Realized Losses and/or Loan Specific Realized Losses, as applicable.

(e)   The Operating Advisor shall have the right to resign without cost or expense upon the occurrence of the Early Termination Notice Date. The Operating Advisor shall provide all of the parties to this Agreement and the Controlling Class Representative 30 days prior written notice of any such resignation pursuant to this Section 6.04(e). If the Operating Advisor resigns pursuant to this Section 6.04(e), then no replacement Operating Advisor shall be appointed. The resigning Operating Advisor shall be entitled, and subject, to any rights and obligations that accrued under this Agreement prior to the date of any such resignation (including

accrued and unpaid compensation) and any indemnifications rights arising out of events occurring prior to such resignation.

Section 6.05 <u>Rights of the Depositor and the Trustee in Respect of the Master Servicer and the Special Servicer</u>. Solely with respect to their performance of their respective duties under this Agreement, the Master Servicer and the Special Servicer shall afford the Depositor, the Underwriters, the Initial Purchasers, the Certificate Administrator, the Trustee and the Rating Agencies, upon reasonable notice, during normal business hours access to all records maintained by it in respect of its rights and obligations hereunder and access to its officers responsible for such obligations. Upon written request, the Master Servicer and/or the Special Servicer, as applicable, shall furnish to the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator and the Trustee its most recent publicly available financial statements (or, with respect to the Master Servicer, those of its ultimate parent) and such other non-proprietary information as the Master Servicer or the Special Servicer, as the case may be, shall determine in its sole and absolute discretion as it possesses, which is relevant to the performance of its duties hereunder and which it is not prohibited by applicable law or contract from disclosing. The Depositor may, but is not obligated to, enforce the obligations of the Master Servicer or the Special Servicer hereunder which are in default and may, but is not obligated to, perform, or cause a designee to perform, any defaulted obligation of such Person hereunder or exercise any rights of such Person hereunder, <u>provided</u> that the Master Servicer and the Special Servicer shall not be relieved of any of its obligations hereunder by virtue of such performance by the Depositor or its designee. If the Depositor or its designee undertakes any such action, it will be reimbursed by the Trust Fund from the Collection Accounts (or with respect to a Serviced Whole Loan, to the extent such reimbursement is allocable to such Serviced Whole Loan Collection Account), as provided in <u>Section 3.06</u> and <u>Section 6.03(a)</u> hereof to the extent not recoverable from the Master Servicer or Special Servicer, as applicable. None of the Depositor, the Certificate Administrator, the Trustee, the Master Servicer (solely with respect to any action or failure to act by the Special Servicer) or the Special Servicer (solely with respect to any action or failure to act by the Master Servicer) shall have any responsibility or liability for any action or failure to act by the Master Servicer or the Special Servicer and no such party is obligated to monitor or supervise the performance of the Master Servicer or the Special Servicer under this Agreement or otherwise. Neither the Master Servicer nor the Special Servicer shall be under any obligation to disclose confidential or proprietary information pursuant to this Section.

Section 6.06 <u>The Master Servicer or Special Servicer as Owners of a Certificate</u>. The Master Servicer or an Affiliate of the Master Servicer, or the Special Servicer or an Affiliate of the Special Servicer, may become the Holder (or with respect to a Global Certificate, Certificate Owner) of any Certificate with the same rights it would have if it were not the Master Servicer or the Special Servicer or an Affiliate thereof. If, at any time during which the Master Servicer or the Special Servicer or an Affiliate of the Master Servicer or the Special Servicer is the Holder or Certificate Owner of any Certificate, the Master Servicer or the Special Servicer proposes to take action (including for this purpose, omitting to take action) that (i) is not expressly prohibited by the terms hereof and would not, in the Master Servicer's or the Special Servicer's good faith judgment, violate the Servicing Standard, and (ii) if taken, might nonetheless, in the Master Servicer's or the Special Servicer's good faith judgment, be considered by other Persons to violate the Servicing Standard, the Master Servicer or the Special Servicer may, but will not be required to, seek the approval of the Certificateholders to such

action (or inaction) by delivering to the Certificate Administrator a written notice that (i) states that it is delivered pursuant to this Section 6.06, (ii) identifies the Percentage Interest in each Class of Certificates beneficially owned by the Master Servicer or the Special Servicer or an Affiliate of the Master Servicer or the Special Servicer, and (iii) describes in reasonable detail the action (or inaction) that the Master Servicer or the Special Servicer proposes to take (or refrain from taking). The Certificate Administrator, upon receipt of such notice, shall forward it to the Certificateholders (other than the Master Servicer and its Affiliates or the Special Servicer and its Affiliates, as appropriate) together with such instructions for response as the Certificate Administrator shall reasonably determine. If at any time Certificateholders holding a majority of the Voting Rights of all Certificateholders and, if no Control Termination Event has occurred and is continuing, the applicable Directing Certificateholder (calculated without regard to the Certificates beneficially owned by the Master Servicer or its Affiliates or the Special Servicer or its Affiliates, as applicable) shall have consented in writing to the proposal described in the written notice, and if the Master Servicer or the Special Servicer shall act as proposed in the written notice, such action shall be deemed to comply with the Servicing Standard. The Certificate Administrator shall be entitled to reimbursement from the Master Servicer or the Special Servicer, as applicable, of the reasonable expenses of the Certificate Administrator incurred pursuant to this paragraph. It is not the intent of the foregoing provision that the Master Servicer or the Special Servicer be permitted to invoke the procedure set forth herein with respect to routine servicing matters arising hereunder, except in the case of unusual circumstances.

Section 6.07 The Directing Certificateholder. (a) For so long as no Control Termination Event has occurred and is continuing, the Directing Certificateholder shall be entitled to advise (1) the Special Servicer with respect to all Specially Serviced Loans, (2) the Special Servicer with respect to Performing Loans as to all matters for which the Master Servicer must obtain the consent or deemed consent of the Special Servicer, and (3) the Special Servicer with respect to all Mortgage Loans for which an extension of maturity is being considered by the Special Servicer or by the Master Servicer subject to consent or deemed consent of the Special Servicer, and notwithstanding anything herein to the contrary, except as set forth in, and in any event subject to the second and third paragraphs of this Section 6.07, both (a) the Master Servicer shall not be permitted to take any action constituting a Major Decision unless it has obtained the prior written consent of the Special Servicer and (b) for so long as no Control Termination Event has occurred and is continuing, the Special Servicer shall not be permitted to consent to the Master Servicer's taking any of the following actions nor will the Special Servicer itself be permitted to take any action constituting a Major Decision as to which the Directing Certificateholder has objected in writing within [ten (10)] Business Days (or [30] days with respect to clause (j) of the definition of "Major Decision") after receipt of the written recommendation and analysis (provided that if such written objection has not been received by the Special Servicer within such [ten (10)] Business Day period (or [30] days with respect to clause (j) of the definition of "Major Decision" or such longer period provided for in any related Intercreditor Agreement but not less than five (5) Business Days after the time period set forth therein for Directing Certificateholder approval), then the Directing Certificateholder will be deemed to have approved such action); provided that, if the Special Servicer or Master Servicer (if the Master Servicer is otherwise authorized by this Agreement to take such action), as applicable, determines that immediate action, with respect to the foregoing matters, or any other matter requiring consent of the Directing Certificateholder (if no Control Termination Event has

occurred and is continuing) in this Agreement, is necessary to protect the interests of the Certificateholders and, with respect to any Serviced Whole Loan, the related Serviced Companion Loan Noteholders (as a collective whole as if such Certificateholders and, if applicable, Serviced Companion Loan Noteholders constituted a single lender and with respect to any Serviced Whole Loan with a related Subordinate Companion Loan, taking into account the subordinate nature of such Subordinate Companion Loan) and the Special Servicer has made a reasonable effort to contact the Directing Certificateholder, the Master Servicer or the Special Servicer, as the case may be, may take any such action without waiting for the Directing Certificateholder's response. The Special Servicer is not required to obtain the consent of the Directing Certificateholder for any Major Decision if a Control Termination Event has occurred and is continuing; provided that, if a Control Termination Event has occurred and is continuing, the Special Servicer shall consult with the Operating Advisor in connection with any Major Decision and consider alternative actions recommended by the Operating Advisor; provided, further, that, if a Control Termination Event has occurred and is continuing but no Consultation Termination Event has occurred, the Special Servicer shall consult with the Directing Certificateholder in connection with any Major Decision and any other matters set forth in this Agreement as to which the consent or approval of the Directing Certificateholder would have been required or as to which the Directing Certificateholder would have had the right to advise or direct the Special Servicer or the Master Servicer if no Control Termination Event had occurred and was continuing and consider alternative actions recommended by the Directing Certificateholder; provided, further, that such consultation with the Directing Certificateholder or the Operating Advisor is not binding on the Special Servicer.

In addition, for so long as no Control Termination Event has occurred and is continuing, the Directing Certificateholder may direct the Special Servicer to take, or to refrain from taking, such other actions with respect to a Mortgage Loan as the Directing Certificateholder may deem advisable or as to which provision is otherwise made herein; provided that, notwithstanding anything herein to the contrary, no such direction, and no objection contemplated by the preceding paragraph or this paragraph, may require or cause the Master Servicer or the Special Servicer, as applicable, to violate any provision of any Mortgage Loan, applicable law, this Agreement, any Intercreditor Agreement or the REMIC Provisions, including without limitation the Special Servicer's obligation to act in accordance with the Servicing Standard, or expose the Master Servicer, the Special Servicer, the Paying Agent, the Trust Fund, the Certificate Administrator or the Trustee to liability, or materially expand the scope of the Special Servicer's responsibilities hereunder.

If the Special Servicer or Master Servicer, as applicable, determines that a refusal to consent by the Directing Certificateholder, or any advice from the Directing Certificateholder, would otherwise cause the Special Servicer or Master Servicer, as applicable, to violate the terms of any Mortgage Loan, any Intercreditor Agreement, applicable law, the REMIC Provisions or this Agreement, including without limitation, the Servicing Standard, the Special Servicer or Master Servicer, as applicable, shall disregard such refusal to consent or advice and notify the Directing Certificateholder, the Trustee, the related Serviced Companion Loan Noteholder (if any) and the 17g-5 Information Provider (who shall promptly post such notice to the 17g-5 Information Provider's Website pursuant to Section 3.14(d) of this Agreement) of its determination, including a reasonably detailed explanation of the basis therefor. The taking of, or refraining from taking, any action by the Master Servicer or Special Servicer in accordance

with the direction of or approval of the Directing Certificateholder that does not violate any law or the Servicing Standard or any other provisions of this Agreement or any Intercreditor Agreements will not result in any liability on the part of the Master Servicer or the Special Servicer.

Notwithstanding anything to the contrary contained in this Agreement, with respect to the AB Whole Loan, for so long as no Consultation Termination Event and no Loan Specific Control Appraisal Event has occurred and is continuing, the Master Servicer and the Special Servicer shall consult with the Controlling Class Representative on a non-binding basis in connection with any Major Decision (or any other matter for which the consent of the Directing Certificateholder would have been required or for which the Directing Certificateholder would have the right to direct the Master Servicer or the Special Servicer).

Notwithstanding anything to the contrary contained in this Agreement, with respect to the Non-Serviced Mortgage Loans, (i) at all times when no Consultation Termination Event has occurred, the Controlling Class Representative shall be entitled to the rights of the "Non-Directing Certificateholder" (or similar term) under the related Intercreditor Agreement and (ii) at no time shall the Operating Advisor be entitled to the rights of the "Non-Directing Certificateholder" (or similar term) under the related Intercreditor Agreement.

The Directing Certificateholder shall have no liability to the Trust Fund, any party to this Agreement, any Certificateholders or any other Person for any action taken, or for refraining from the taking of any action, or for errors in judgment; provided that the Directing Certificateholder shall not be protected against any liability to a Controlling Class Certificateholder (or, in the case of the AB Whole Loan, to the extent the Directing Certificateholder is the Loan Specific Directing Certificateholder, the Holders of the [LOAN SPECIFIC CLASS] Certificates) that would otherwise be imposed by reason of willful misfeasance or bad faith or negligence in the performance of duties or by reason of reckless disregard of obligations or duties.

(b)   Notwithstanding anything to the contrary contained herein (i) if a Control Termination Event has occurred and is continuing, the Directing Certificateholder shall have no right to consent to any action taken or not taken by any party to this Agreement; (ii) if a Control Termination Event has occurred and is continuing but no Consultation Termination Event has occurred, the Directing Certificateholder shall remain entitled to receive any notices, reports or information to which it is entitled pursuant to this Agreement, and the Master Servicer, Special Servicer and any other applicable party shall consult with the Directing Certificateholder in connection with any action to be taken or refrained from taking to the extent set forth herein; and (iii) if a Consultation Termination Event has occurred, the Directing Certificateholder shall have no consultation or consent rights hereunder and no right to receive any notices, reports or information (other than notices, Voting Rights given to all Certificateholders and rights to receive reports or information required to be delivered to all Certificateholders) or any other rights as Directing Certificateholder.

(c)   The Master Servicer, the Special Servicer, the Trustee or the Operating Advisor, may from time to time request that the Certificate Administrator provide the name of the then-current Directing Certificateholder for any applicable Mortgage Loan or Serviced Whole Loan. Upon such request, the Certificate Administrator shall promptly (but in no event

more than five (5) Business Days following such request) provide the name of the then-current Directing Certificateholder to the Master Servicer, the Special Servicer, the Trustee or the Operating Advisor, but only to the extent the Certificate Administrator has actual knowledge of the identity of the then-current Directing Certificateholder; provided that if the Certificate Administrator does not have actual knowledge of the identity of the then-current Directing Certificateholder, then (i) the Certificate Administrator shall determine which Class is the Controlling Class and (ii) the Certificate Administrator shall promptly (but in no event more than five (5) Business Days following such request) request from the Depository, the list of Certificate Owners of the Controlling Class, and the Certificate Administrator shall provide such list to the Master Servicer, the Special Servicer, the Trustee or the Operating Advisor. Any expenses incurred in connection with obtaining such information shall be at the expense of the requesting party, except that if (i) such expenses arise in connection with an event as to which the Directing Certificateholder (or Controlling Class Representative) has review, consent or consultation rights with respect to an action taken by, or report prepared by, the requesting party pursuant to this Agreement and (ii) the requesting party has not been notified of the identity of the Directing Certificateholder (or Controlling Class Representative) or reasonably believes that the identity of the Directing Certificateholder (or Controlling Class Representative) has changed, then such expenses shall be at the expense of the Trust. The Master Servicer, the Special Servicer, the Trustee and the Operating Advisor, shall be entitled to conclusively rely on any such information so provided.

To the extent the Master Servicer or the Special Servicer has written notice of any change in the identity of a Directing Certificateholder or the list of Holders (or Certificate Owners, if applicable) of the Controlling Class, then the Master Servicer or the Special Servicer, as applicable, shall promptly notify the Trustee, the Certificate Administrator, the Operating Advisor, the Master Servicer and the Special Servicer thereof, who may rely conclusively on such notice from the Master Servicer or the Special Servicer, as applicable.

Section 6.08   Rights of Non-Directing Certificateholders. With respect to each Serviced Whole Loan, the Master Servicer or the Special Servicer, as applicable, shall:

(a)   consult with the related Non-Directing Certificateholder (or its designee or representative) on a strictly non-binding basis, to the extent that such Non-Directing Certificateholder (or its designee or representative) requests consultation with respect to any "major decision" or "major action" set forth in the related Intercreditor Agreement or the implementation of any recommended actions outlined in an Asset Status Report relating to the Serviced Whole Loan, and to consider alternative actions recommended by such Non-Directing Certificateholder (or its designee or representative); provided, that after the expiration of a period of ten (10) Business Days from the delivery to the related Non-Directing Certificateholder (or its designee or representative) of written notice of a proposed action, together with copies of the related notice, information or report, the Master Servicer or Special Servicer, as applicable, shall no longer be obligated to consult with the applicable Non-Directing Certificateholder (or its designee or representative) (unless the Master Servicer or Special Servicer, as applicable, proposes a new course of action that is materially different from the action previously proposed, in which case such ten (10) Business Day period shall begin anew from the date of such proposal and delivery of all information relating thereto). Notwithstanding the foregoing non-binding consultation rights of the Non-Directing Certificateholder, the Master Servicer or the Special

Servicer, as applicable, may take any "major decision" or "major action" set forth in the related Intercreditor Agreement or any action set forth in the Asset Status Report before the expiration of the aforementioned ten (10) Business Day period if the Master Servicer or the Special Servicer, as applicable, determines that immediate action with respect thereto is necessary to protect the interests of the Certificateholder and the related Companion Loan Noteholder. Unless specified otherwise in the related Intercreditor Agreement, neither the Master Servicer or the Special Servicer shall be obligated at any time to follow or take any alternative actions recommended by the Non-Directing Certificateholder; and

(b)   in addition to the foregoing non-binding consultation rights, if provided for in the related Intercreditor Agreement, the Non-Directing Certificateholder shall have the right to annual conference calls with the Master Servicer or the Special Servicer at the offices of the Master Servicer or the Special Servicer, as applicable, upon reasonable notice and at times reasonably acceptable to the Master Servicer or the Special Servicer, as applicable, in which servicing issues related to the related Whole Loan are discussed.

ARTICLE VII

SERVICER AND OPERATING ADVISOR TERMINATION

Section 7.01   Servicer Termination Events. (a) "Master Servicer Termination Event," wherever used herein, means any one of the following events:

(i)   any failure by the Master Servicer (A) to make any deposit required to the Collection Account or the Serviced Whole Loan Collection Account for any Serviced Whole Loan on the day and by the time such deposit was first required to be made under the terms of this Agreement, which failure is not remedied within two Business Days, (B) to deposit into, or remit to the Certificate Administrator for deposit into, any Distribution Account any amount required to be so deposited or remitted (including, without limitation, any required P&I Advance, unless the Master Servicer determines such P&I Advance is a Nonrecoverable Advance), which failure is not remedied by 11:00 a.m. (New York City time) on the relevant Distribution Date (provided, that to the extent the Master Servicer does not timely make such remittance to the Certificate Administrator, the Master Servicer shall pay the Certificate Administrator for the account of the Certificate Administrator interest on any amount not timely remitted at the Prime Rate from and including the applicable required remittance date to, but not including, the date such remittance is actually made), or (C) to remit to any holder of a Serviced Companion Loan, as and when required by this Agreement or any related Intercreditor Agreement, any amount required to be so remitted (which failure continues for two Business Days);

(ii)   any failure on the part of the Master Servicer duly to observe or perform in any material respect any of its other covenants or obligations contained in this Agreement, which failure continues unremedied for a period of 30 days (15 days in the case of the Master Servicer's failure to make a Servicing Advance or 45 days in the case of failure to pay the premium for any insurance policy required to be force placed by the Master Servicer pursuant to this Agreement or in any event such reasonable shorter period of time as is necessary to avoid the commencement of foreclosure proceedings for any lien

relating to unpaid real estate taxes or assessments or a lapse in any required insurance coverage) after the date on which written notice of such failure, requiring the same to be remedied, shall have been given to the Master Servicer, by (a) any other party hereto, with a copy to each other party to this Agreement, (b) the Holders of Certificates of any Class evidencing Percentage Interests aggregating not less than 25% of such Class or (c) an affected Serviced Companion Loan Noteholder; provided, if such failure is capable of being cured and the Master Servicer is diligently pursuing such cure, such 15-, 30- or 45-day period, as applicable, will be extended an additional 30 days;

(iii)   any breach on the part of the Master Servicer of any representation or warranty contained in Section 2.04(a) of this Agreement, which materially and adversely affects the interests of any Class of Certificateholders or Serviced Companion Loan Noteholders and which continues unremedied for a period of 30 days after the date on which notice of such breach, requiring the same to be remedied, shall have been given (a) to the Master Servicer by any party hereto or (b) to the Master Servicer, the Special Servicer, the Depositor and the Trustee (x) by the Holders of Certificates of any Class evidencing Percentage Interests aggregating not less than 25% of such Class or (y) by an affected Serviced Companion Loan Noteholder; provided, if such breach is capable of being cured and the Master Servicer is diligently pursuing such cure, such 30-day period will be extended an additional 30 days;

(iv)   a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law for the appointment of a conservator, receiver, liquidator, trustee or similar official in any bankruptcy, insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, shall have been entered against the Master Servicer and such decree or order shall have remained in force undischarged, undismissed or unstayed for a period of 60 days;

(v)   the Master Servicer shall consent to the appointment of a conservator, receiver, liquidator, trustee or similar official in any bankruptcy, insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings of or relating to the Master Servicer or of or relating to all or substantially all of its property;

(vi)   the Master Servicer shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable bankruptcy, insolvency or reorganization statute, make an assignment for the benefit of its creditors, voluntarily suspend payment of its obligations or take any corporate action in furtherance of the foregoing;

(vii)   (a) either [_____], [_____] or [_____] has (A) qualified, downgraded or withdrawn its rating or ratings of one or more Classes of Certificates or the Serviced Companion Loan Securities, or (B) placed one or more Classes of Certificates or the Serviced Companion Loan Securities on "watch status" in contemplation of possible rating downgrade or withdrawal (and such qualification, downgrade or withdrawal or "watch status" placement shall not have been withdrawn by [_____], [_____] or [_____], as applicable, within sixty (60) days of such actual knowledge by the Master

-369-

Servicer), and, in case of either of clause (A) or (B), citing servicing concerns with the Master Servicer as the sole or a material factor in such rating action, or (b) the Master Servicer ceases to have a master servicer rating of at least "[____]" from [____] and such rating is not reinstated within sixty (60) days; or

(viii)   subject to Section 10.16(c), any failure by the Master Servicer to deliver (a) any Exchange Act reporting items required to be delivered by the Master Servicer to the Trustee or the Certificate Administrator under Article X (other than items to be delivered by a Mortgage Loan Seller Sub-Servicer) by the time required under Article X after any applicable grace periods or (b) any Exchange Act reporting items that a primary servicer, sub-servicer or Servicing Function Participant (such entity, the "Sub-Servicing Entity") retained by the Master Servicer (but excluding any Mortgage Loan Seller Sub-Servicer) is required to deliver (any Sub-Servicing Entity shall be terminated if it defaults in accordance with the provision of this clause (viii));

then, and in each and every such case, so long as a Master Servicer Termination Event shall not have been remedied, the Trustee may, and at the written direction of (x) the Holders of at least 25% of the aggregate Voting Rights of all Certificates or (y) the Depositor with respect to clause (viii) above upon five (5) Business Days' notice, shall, terminate all of the rights and obligations of the Master Servicer (other than as set forth in Section 7.01(d)). In the case of clause (vii), the Certificate Administrator shall be required to notify Certificateholders and Serviced Companion Loan Noteholders of such Master Servicer Termination Event and request whether such Certificateholders and, if applicable, Serviced Companion Loan Noteholders favor such termination.

If the Master Servicer is also the Special Servicer and the Master Servicer is terminated as provided in this Section 7.01, then the Master Servicer shall also be terminated as Special Servicer.

If the Master Servicer receives notice of termination under this Section 7.01(a) solely due to a Master Servicer Termination Event under Section 7.01(a)(vii) and if the Master Servicer provides the Trustee with the appropriate "request for proposal" materials within five (5) Business Days following such termination notice, then the Master Servicer shall continue to serve as Master Servicer hereunder until a successor Master Servicer is selected in accordance with this Section 7.01(a). Upon receipt of the "request for proposal" materials, the Trustee shall promptly thereafter (using such "request for proposal" materials provided by the Master Servicer) solicit good faith bids for the rights to service the Mortgage Loans and Serviced Companion Loans under this Agreement from at least three (3) Persons qualified to act as Master Servicer hereunder in accordance with Section 6.02 and 7.02 of this Agreement (any such Person so qualified, a "Qualified Bidder") or, if three (3) Qualified Bidders cannot be located, then from as many persons as the Trustee can determine are Qualified Bidders; provided that, at the Trustee's request, the Master Servicer shall supply the Trustee with the names of Persons from whom to solicit such bids; and provided, further, that the Trustee shall not be responsible if less than three (3) or no Qualified Bidders submit bids for the right to service the Mortgage Loans and Serviced Companion Loans under this Agreement. The bid proposal shall require any Successful Bidder (as defined below), as a condition of such bid, to enter into this Agreement as successor Master Servicer, and to agree to be bound by the terms hereof, within 45 days after the notice of termination of the Master Servicer. The materials provided to the Trustee shall provide

for soliciting bids: (i) on the basis of such successor Master Servicer retaining all Sub-Servicers to continue the primary servicing of the Mortgage Loans and Serviced Companion Loans pursuant to the terms of the respective Sub-Servicing Agreements and entering into a Sub-Servicing Agreement with the terminated Master Servicer to service each of the Mortgage Loans and Serviced Companion Loans for which it was the Master Servicer and not subject to a Sub-Servicing Agreement at a sub-servicing fee rate per annum equal to, for each Mortgage Loan and Serviced Companion Loan serviced, the excess of the related Servicing Fee Rate minus the related Excess Servicing Fee Rate (each, a "Servicing Retained Bid"); and (ii) on the basis of terminating each Sub-Servicing Agreement and Sub-Servicer that it is permitted to terminate in accordance with Section 3.01(c) of this Agreement (each, a "Servicing Released Bid"). The Trustee shall select the Qualified Bidder with the highest cash Servicing Retained Bid (or, if none, the highest cash Servicing Released Bid from any Person qualified to act as a Master Servicer) (the "Successful Bidder") to act as successor Master Servicer hereunder; provided, that if the Trustee does not receive a Rating Agency Confirmation in accordance with the procedures set forth in Section 3.30 of this Agreement with respect to such Successful Bidder, then the Trustee shall repeat the bid process described above (but subject to the above described 45 day time period) until such Rating Agency Confirmation is obtained. The Trustee shall direct the Successful Bidder to enter into this Agreement as successor Master Servicer pursuant to the terms hereof no later than 45 days after notice of the termination of the Master Servicer; provided, that the initial Master Servicer may request and obtain, with the prior written consent of the Directing Certificateholder, an additional 20 days for such sale and assumption to be completed so long as the initial Master Servicer delivers to the Trustee an Officer's Certificate stating that the sale and assumption of the right to service the Mortgage Loans and Serviced Companion Loans cannot be completed in the initial 45-day period and specifying the reasons therefor.

Upon the assignment and acceptance of master servicing rights hereunder (subject to the terms of Section 3.12 of this Agreement) to and by the Successful Bidder, the Trustee shall remit or cause to be remitted (i) if the successful bid was a Servicing Retained Bid, to the Master Servicer to be terminated pursuant to this Section 7.01(a), the amount of such cash bid received from the Successful Bidder (net of "out of pocket" expenses incurred in connection with obtaining such bid and transferring servicing) and (ii) if the successful bid was a Servicing Released Bid, to the Master Servicer and each terminated Sub-Servicer its respective Bid Allocation.

The Master Servicer to be terminated pursuant to this Section 7.01(a) shall be responsible for all out of pocket expenses incurred in connection with the attempt to sell its rights to service the Mortgage Loans and Serviced Companion Loans, which expenses are not reimbursed to the party that incurred such expenses pursuant to the preceding paragraph.

If the Successful Bidder has not entered into this Agreement as successor Master Servicer within the above described time period or no Successful Bidder was identified within the above described time period, the Master Servicer to be terminated pursuant to Section 7.01(a) of this Agreement shall reimburse the Trustee for all reasonable "out of pocket" expenses incurred by the Trustee in connection with such bid process and the Trustee shall have no further obligations under this Section 7.01(a). The Trustee thereafter may act or may select a successor to act as Master Servicer hereunder in accordance with Section 7.02 of this Agreement.

Notwithstanding anything to the contrary in this Article VII, if the Master Servicer shall timely deliver the notice and request for proposal materials referred to in the fourth preceding paragraph, no resignation or termination of the Master Servicer shall be effective in connection with a Master Servicer Termination Event under Section 7.01(a)(vii) of this Agreement, and the Master Servicer shall continue to perform as such and to collect the servicing fee until the conclusion of the process described in this Section 7.01(a).

(b) "Special Servicer Termination Event," wherever used herein, means any one of the following events:

(i) any failure by the Special Servicer to deposit into the REO Account at or within the time specified by this Agreement and such failure continues unremedied for two Business Days, or any failure by the Special Servicer to remit to Master Servicer for deposit into, the Collection Account (or, in the case of a Serviced Whole Loan, the related Serviced Whole Loan Collection Account) any amount required to be so remitted by the Special Servicer pursuant to, and at the time specified by, the terms of this Agreement; provided, that the failure of the Special Servicer to remit such amount to the Master Servicer shall not be a Special Servicer Termination Event if such failure is remedied within two Business Days and if the Special Servicer has compensated the Master Servicer for any loss of income on such amount suffered by the Master Servicer due to and caused by the late remittance of the Special Servicer and reimburse the Trust for any resulting Advance Interest Amount due to the Master Servicer;

(ii) any failure on the part of the Special Servicer duly to observe or perform in any material respect any of its other covenants or obligations contained in this Agreement, which failure continues unremedied for a period of 30 days (45 days in the case of failure to pay the premium for any insurance policy required to be force placed by the Special Servicer pursuant to this Agreement or in any event such reasonable shorter period of time as is necessary to avoid the commencement of foreclosure proceedings for any lien relating to unpaid real estate taxes or assessments or a lapse in any required insurance coverage) after the date on which written notice of such failure, requiring the same to be remedied, shall have been given to the Special Servicer, by (a) any other party hereto, with a copy to each other party to this Agreement, (b) the Holders of Certificates of any Class evidencing Percentage Interests aggregating not less than 25% of such Class or (c) an affected Serviced Companion Loan Noteholder; provided, if such failure is capable of being cured and the Special Servicer is diligently pursuing such cure, such 30- or 45-day period, as applicable, will be extended an additional 30 days;

(iii) any breach on the part of the Special Servicer of any representation or warranty contained in Section 2.04(b) of this Agreement, which materially and adversely affects the interests of any Class of Certificateholders or Serviced Companion Loan Noteholders and which continues unremedied for a period of 30 days after the date on which notice of such breach, requiring the same to be remedied, shall have been given (a) to the Special Servicer by any party hereto, or (b) to the Master Servicer, the Special Servicer, the Depositor and the Trustee (x) by the Holders of Certificates of any Class evidencing Percentage Interests aggregating not less than 25% of such Class or (y) by an affected Serviced Companion Loan Noteholder; provided, if such breach is capable of

being cured and the Special Servicer is diligently pursuing such cure, such 30-day period will be extended an additional 30 days;

(iv)   a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law for the appointment of a conservator, receiver, liquidator, trustee or similar official in any bankruptcy, insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, shall have been entered against the Special Servicer and such decree or order shall have remained in force undischarged, undismissed or unstayed for a period of 60 days;

(v)   the Special Servicer shall consent to the appointment of a conservator, receiver, liquidator, trustee or similar official in any bankruptcy, insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings of or relating to the Special Servicer or of or relating to all or substantially all of its property;

(vi)   the Special Servicer shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable bankruptcy, insolvency or reorganization statute, make an assignment for the benefit of its creditors, voluntarily suspend payment of its obligations or take any corporate action in furtherance of the foregoing;

(vii)   (a) either [____], [____] or [____] has (A) qualified, downgraded or withdrawn its rating or ratings of one or more Classes of Certificates or the Serviced Companion Loan Securities, or (B) placed one or more Classes of Certificates or the Serviced Companion Loan Securities on "watch status" in contemplation of possible rating downgrade or withdrawal (and such qualification, downgrade or withdrawal or "watch status" placement shall not have been withdrawn by [____], [____] or [____], as applicable, within sixty (60) days of such actual knowledge by the Special Servicer), and, in case of either of clause (A) or (B), citing servicing concerns with the Special Servicer as the sole or a material factor in such rating action or (b) the Special Servicer ceases to have a special servicer rating of at least "[____]" from [____] and such rating is not reinstated within sixty (60) days; or

(viii)   subject to Section 10.16(c), any failure by the Special Servicer to deliver (a) any Exchange Act reporting items required to be delivered by the Special Servicer to the Trustee or the Certificate Administrator under Article X by the time required under Article X after any applicable grace periods or (b) any Exchange Act reporting items that a primary servicer, sub-servicer or Servicing Function Participant (such entity, the "Sub-Servicing Entity") retained by the Special Servicer (but excluding any Mortgage Loan Seller Sub-Servicer) is required to deliver (any Sub-Servicing Entity shall be terminated if it defaults in accordance with the provision of this clause (viii).

then, and in each and every such case, so long as a Special Servicer Termination Event shall not have been remedied, the Trustee may, and at the written direction of (x) the Holders of at least 25% of the aggregate Voting Rights of all Certificates, (y) for so long as no Control Termination Event has occurred and is continuing, the Directing Certificateholder or (z) the Depositor with

respect to clause (viii) above upon five (5) Business Days' notice, shall, terminate all of the rights and obligations of the Special Servicer (other than the rights to indemnification provided in Section 6.03(a) of this Agreement and compensation provided in Section 3.12(c) of this Agreement). In the case of clause (vii) above, the Trustee shall, upon actual knowledge by a Responsible Officer of such Special Servicer Termination Event, be required to notify the Special Servicer and the Certificate Administrator, and the Certificate Administrator, upon receipt of such notice or upon actual knowledge by a Responsible Officer of such Special Servicer Termination Event, shall notify the Certificateholders and Serviced Companion Loan Noteholders of such Special Servicer Termination Event and request whether such Certificateholders and, if applicable, the Serviced Companion Loan Noteholders favor such termination.

(c)   Notwithstanding Section 7.01(a), (i) if any Master Servicer Termination Event occurs that affects a Serviced Companion Loan and the Master Servicer is not otherwise terminated or (ii) if an NRSRO engaged to rate a Serviced Companion Loan Security qualifies, downgrades or withdraws its rating of such Serviced Companion Loan Security, citing servicing concerns with the Master Servicer as the sole or a material factor in such rating action and that rating action is not withdrawn within 60 days, then the Trustee, at the direction of the Companion Loan Noteholder, shall direct the Master Servicer to appoint a sub-servicer (or if a sub-servicer is then sub-servicing such Serviced Whole Loan, to appoint a new sub-servicer to service such Serviced Whole Loan, but only if such existing sub-servicer is in default after any applicable cure periods under the related sub-servicing agreement, and the Master Servicer shall be permitted to terminate the sub-servicing agreement due to such default) with respect all of the rights and obligations of the Master Servicer under this Agreement related to such Serviced Whole Loan. The Master Servicer shall appoint a replacement sub-servicer with respect to such Serviced Whole Loan; provided, that such sub-servicer meets the eligibility requirements of a successor master servicer under Section 7.02 (including receipt of a Rating Agency Confirmation relating to the Certificates and Serviced Companion Loan Securities, if any) and the eligibility requirements of each Other Pooling and Servicing Agreement.

(d)   Notwithstanding Section 7.01(b), (i) if any Special Servicer Termination Event occurs that affects a Serviced Companion Loan and the Special Servicer is not otherwise terminated or (ii) if an NRSRO engaged to rate a Serviced Companion Loan Security qualifies, downgrades or withdraws its rating of such Serviced Companion Loan Security, citing servicing concerns with the Special Servicer as the sole or a material factor in such rating action and that rating action is not withdrawn within 60 days, then the Trustee, at the direction of the Companion Loan Noteholder, shall terminate the Special Servicer with respect to the related Serviced Whole Loan only, but no other Mortgage Loan.

(e)   If the Master Servicer or the Special Servicer is terminated pursuant to this Section 7.01, the Trustee (the "Terminating Party") shall, by notice in writing to the Master Servicer or the Special Servicer, as the case may be (the "Terminated Party"), terminate all of its rights and obligations under this Agreement and in and to the Mortgage Loans and the proceeds thereof, other than any rights the Terminated Party has to Excess Servicing Fees, any rights it has hereunder as a Certificateholder and any rights or obligations that accrued prior to the date of such termination (including the right to receive all amounts accrued or owing to it under this Agreement, plus interest at the Reimbursement Rate on such amounts until received to the extent

-374-

such amounts bear interest as provided in this Agreement, with respect to periods prior to the date of such termination and the right to the benefits of Section 6.03 of this Agreement notwithstanding any such termination), and with respect to the Special Servicer, the right to receive any Workout Fee subsequent to its termination as Special Servicer, pursuant to Section 3.12(c) of this Agreement. No successor Special Servicer shall be entitled to such Workout Fee received by the terminated Special Servicer. On or after the receipt by the Terminated Party of such written notice, all of its authority and power under this Agreement, whether with respect to the Certificates (except that the Terminated Party shall retain its rights as a Certificateholder if and to the extent that it is a Certificateholder), the Mortgage Loans, the Serviced Companion Loans or otherwise, shall pass to and be vested in the Terminating Party pursuant to and under this Section and, without limitation, the Terminating Party is hereby authorized and empowered to execute and deliver, on behalf of and at the expense of the Terminated Party, as attorney-in-fact or otherwise, any and all documents and other instruments, and to do or accomplish all other acts or things necessary or appropriate to effect the purposes of such notice of termination, whether to complete the transfer and endorsement or assignment of the Mortgage Loans and related documents, or otherwise. The Master Servicer and the Special Servicer each agree in the event it is terminated pursuant to this Section 7.01 to promptly (and in any event no later than ten Business Days subsequent to such notice) provide, at its own expense, the Terminating Party with all documents and records requested by the Terminating Party to enable the Terminating Party to assume its functions hereunder, and to cooperate with the Terminating Party and the successor to its responsibilities hereunder in effecting the termination of its responsibilities and rights hereunder, including, without limitation, the transfer to the successor Master Servicer or Special Servicer or the Terminating Party, as applicable, for administration by it of all cash amounts which shall at the time be or should have been credited by the Master Servicer or the Special Servicer to the Collection Account, the applicable Serviced Whole Loan Collection Account, any REO Account, the Loss of Value Reserve Fund, any Gain-on-Sale Reserve Account, Lock-Box Account or Cash Collateral Account or which shall thereafter be received with respect to the Mortgage Loans, and shall promptly provide the Terminating Party or such successor Master Servicer or successor Special Servicer (which may include the Trustee) all documents and records reasonably requested by it, such documents and records to be provided in such form as the Terminating Party or such successor Master Servicer or Special Servicer shall reasonably request (including electronic form), to enable it to assume the Master Servicer's or Special Servicer's function hereunder. All reasonable costs and expenses of the Terminating Party (including the cost of obtaining a Rating Agency Confirmation and any applicable indemnity) or the successor Master Servicer or successor Special Servicer incurred in connection with transferring the Mortgage Files to the successor Master Servicer or Special Servicer and amending this Agreement to reflect such succession as successor Master Servicer or successor Special Servicer pursuant to this Section 7.01 shall be paid by the predecessor Master Servicer or the Special Servicer, as applicable, upon presentation of reasonable documentation of such costs and expenses. If the predecessor Master Servicer or Special Servicer (as the case may be) has not reimbursed the Terminating Party or the successor Master Servicer or Special Servicer for such expenses within 90 days after the presentation of reasonable documentation, such expense shall be reimbursed by the Trust Fund; provided that the Terminated Party shall not thereby be relieved of its liability for such expenses. If and to the extent that the Terminated Party has not reimbursed such costs and expenses, the Terminating Party shall have an affirmative obligation to take all reasonable actions to collect such expenses on behalf of the Trust Fund.

In no event shall the Trustee or the Certificate Administrator be deemed to have knowledge of, or be aware of, any Master Servicer Termination Event or Special Servicer Termination Event until a Responsible Officer of the Trustee or the Certificate Administrator, as the case may be, has received written notice thereof or has actual knowledge thereof.

Section 7.02 Trustee to Act; Appointment of Successor. Upon the receipt of a notice of termination by the Master Servicer or the Special Servicer pursuant to Section 7.01 of this Agreement, the Terminating Party (subject to Section 7.01(a) and Section 7.01(c)) shall be its successor, until a successor is appointed by the Directing Certificateholder as provided in this Section 7.02 or Section 3.22(b), as applicable, in all respects in its capacity as the Master Servicer or the Special Servicer under this Agreement and the transactions set forth or provided for herein and, except as provided herein, shall be subject to all the responsibilities, duties, limitations on liability and liabilities relating thereto and arising thereafter placed on the Master Servicer or Special Servicer by the terms and provisions hereof, provided, that (i) the Terminating Party shall have no responsibilities, duties, liabilities or obligations with respect to any act or omission of the Master Servicer or Special Servicer and (ii) any failure to perform, or delay in performing, such duties or responsibilities caused by the Terminated Party's failure to provide, or delay in providing, records, tapes, disks, information or monies shall not be considered a termination event for such successor hereunder. The Trustee, as successor Master Servicer or successor Special Servicer, shall be indemnified to the full extent provided to the Master Servicer or Special Servicer, as applicable, under this Agreement prior to the Master Servicer's or the Special Servicer's termination. The appointment of a successor Master Servicer or successor Special Servicer shall not affect any liability of the predecessor Master Servicer or Special Servicer which may have arisen prior to its termination as the Master Servicer or the Special Servicer. The Terminating Party shall not be liable for any of the representations and warranties of the Master Servicer or Special Servicer herein or in any related document or agreement, for any acts or omissions of the predecessor Master Servicer or predecessor Special Servicer or for any losses incurred in respect of any Permitted Investment by the Master Servicer pursuant to Section 3.07 hereunder nor shall the Trustee be required to purchase any Mortgage Loan or any Serviced Companion Loan hereunder. As compensation therefor, the Terminating Party as successor Master Servicer or successor Special Servicer shall be entitled to the Servicing Compensation or Special Servicing Compensation, as applicable, and all funds relating to the Mortgage Loans or the Serviced Companion Loans that accrue after the date of the Terminating Party's succession to which such predecessor Master Servicer or Special Servicer would have been entitled if such predecessor Master Servicer or Special Servicer, as applicable, had continued to act hereunder. If any Advances made by the Master Servicer or the Trustee shall at any time be outstanding, or any amounts of interest thereon shall be accrued and unpaid, all amounts available to repay Advances and interest hereunder shall be applied entirely to the Advances made by the Trustee (and the accrued and unpaid interest thereon), until such Advances and interest shall have been repaid in full. Notwithstanding the above, the Trustee may, if it shall be unwilling to so act, or shall if it is unable to so act or if the Holders of Certificates entitled to (i) in the case of the Master Servicer, at least 25% of the aggregate Voting Rights (or, for so long as no Control Termination Event has occurred and is continuing, the Controlling Class Representative), or (ii) in the case of the Special Servicer, at least 25% of the aggregate Voting Rights (or, for so long as no Control Termination Event has occurred and is continuing, the Directing Certificateholder), so request in writing to the Trustee, or, with respect to a Serviced Whole Loan, if an affected Serviced Companion Loan Noteholder so requests in

-376-

writing to the Trustee, or if the Trustee is not an "approved" servicer by any of the Rating Agencies for mortgage pools similar to the Trust Fund, promptly appoint, or petition a court of competent jurisdiction to appoint, any established mortgage loan servicing institution that, for so long as no Control Termination Event has occurred and is continuing, has been approved by the Directing Certificateholder (which approval shall not be unreasonably withheld in the case of the appointment of a successor Master Servicer) to act as the successor to the Master Servicer or Special Servicer, as applicable, hereunder in the assumption of all or any part of the responsibilities, duties or liabilities of the Master Servicer or Special Servicer hereunder; provided that the Trustee shall obtain a Rating Agency Confirmation with respect to the Certificates and any Serviced Companion Loan Securities. No appointment of a successor to the Master Servicer or Special Servicer hereunder shall be effective until the assumption by such successor of all the Master Servicer's or Special Servicer's responsibilities, duties and liabilities hereunder, which appointment has been approved, if no Control Termination Event has occurred and is continuing, by the Directing Certificateholder, such approval not to be unreasonably withheld. Pending appointment of a successor to the Master Servicer (or the Special Servicer if the Special Servicer is also the Master Servicer) hereunder, unless the Trustee shall be prohibited by law from so acting, the Trustee shall act in such capacity as hereinabove provided. Pending the appointment of a successor to the Special Servicer, the Trustee shall act in such capacity. In connection with such appointment and assumption described herein, the Trustee may make such arrangements for the compensation of such successor out of payments on Mortgage Loans, Serviced Companion Loans or otherwise as it and such successor shall agree; provided, that no such compensation shall be in excess of that permitted to the Terminated Party hereunder, unless no successor to the Terminated Party can be obtained to perform the obligations of such Terminated Party hereunder, in which case additional amounts shall be paid to such successor and such amounts in excess of that permitted the Terminated Party shall be treated as Realized Losses. Any successor Special Servicer shall be subject to the rights of the Directing Certificateholder under Section 3.22(b) of this Agreement. The Depositor, the Trustee, the Master Servicer or Special Servicer and such successor shall take such action, consistent with this Agreement, as shall be necessary to effectuate any such succession.

If the Trustee or an Affiliate acts pursuant to this Section 7.02 as successor to the resigning or terminated Master Servicer, it may reduce the Master Servicer's Excess Servicing Fee Rate to the extent that its or such Affiliate's compensation as successor Master Servicer would otherwise be below the market rate servicing compensation. If the Trustee elects to appoint a successor to the resigning or terminated Master Servicer other than itself or an Affiliate pursuant to this Section 7.02, it may reduce the Master Servicer's Excess Servicing Fee Rate to the extent reasonably necessary (in the sole discretion of the Trustee) for the Trustee to appoint a qualified successor Master Servicer that meets the requirements of this Section 7.02.

Section 7.03   Notification to Certificateholders and Other Persons. (a) Upon its receipt of written notice of any termination pursuant to Section 7.01 above or appointment of a successor to the Master Servicer or the Special Servicer, the Certificate Administrator shall give prompt written notice thereof to Certificateholders at their respective addresses appearing in the Certificate Register, the 17g-5 Information Provider (who shall promptly post such notice to the 17g-5 Information Provider's Website pursuant to Section 3.14(d) of this Agreement), the Operating Advisor, the Asset Representations Reviewer and to each Serviced Companion Loan Noteholder at its address appearing in the Serviced Companion Loan Noteholder Register.

(b)   Within 30 days after the occurrence of any Servicer Termination Event, Operating Advisor Termination Event or Asset Representations Reviewer Termination Event of which a Responsible Officer of the Trustee has actual knowledge, the Trustee shall transmit by mail to the Depositor, the Certificate Administrator (who shall then notify all Holders of Certificates), the 17g-5 Information Provider (who shall promptly post such notice to the 17g-5 Information Provider's Website pursuant to Section 3.14(d) of this Agreement), and each Serviced Companion Loan Noteholder, notice of such Servicer Termination Event, Operating Advisor Termination Event or Asset Representations Reviewer Termination Event, unless such Servicer Termination Event, Operating Advisor Termination Event or Asset Representations Reviewer Termination Event shall have been cured or waived.

Section 7.04   Other Remedies of Trustee.   During the continuance of any Servicer Termination Event, so long as the Servicer Termination Event shall not have been remedied, the Trustee, in addition to the rights specified in Section 7.01 of this Agreement, shall have the right, in its own name as Trustee of an express trust, to take all actions now or hereafter existing at law, in equity or by statute to enforce its rights and remedies and to protect the interests, and enforce the rights and remedies, of the Certificateholders and, in the case of any Serviced Companion Loan, of the related Serviced Companion Loan Noteholders (including the institution and prosecution of all judicial, administrative and other proceedings and the filing of proofs of claim and debt in connection therewith). In such event, the legal fees, expenses and costs of such action and any liability resulting therefrom shall be expenses, costs and liabilities of the Trust Fund (and, in the case of any Serviced Whole Loan, such amounts shall be allocated in accordance with the expense allocation provision of the related Intercreditor Agreement). Except as otherwise expressly provided in this Agreement, no remedy provided for by this Agreement shall be exclusive of any other remedy, and each and every remedy shall be cumulative and in addition to any other remedy, and no delay or omission to exercise any right or remedy shall impair any such right or remedy or shall be deemed to be a waiver of any Servicer Termination Event.

Section 7.05   Waiver of Past Servicer Termination Events and Operating Advisor Termination Events; Termination. The Holders of Certificates evidencing not less than [66-2/3]% of the aggregate Voting Rights of the Certificates may, together with each affected Serviced Companion Loan Noteholder (to the extent they are adversely affected by such Servicer Termination Event or Operating Advisor Termination Event, as applicable), on behalf of all Holders of Certificates waive any termination event within 20 days of receipt of notice from the Certificate Administrator of such Servicer Termination Event or Operating Advisor Termination Event with respect to the Master Servicer, the Special Servicer or the Operating Advisor in the performance of its obligations hereunder and its consequences, except a termination event with respect to making any required deposits (including, with respect to the Master Servicer, P&I Advances) to or payments from the Collection Account, any Serviced Whole Loan Collection Account or the Lower-Tier Distribution Account, or in remitting payments as received, in each case in accordance with this Agreement. Upon any such waiver of a past termination event, such termination event shall cease to exist, and any Servicer Termination Event or Operating Advisor Termination Event arising therefrom shall be deemed to have been remedied for every purpose of this Agreement. No such waiver shall extend to any subsequent or other termination event or impair any right consequent thereon. Notwithstanding the foregoing, a Master Servicer

Termination Event under <u>Section 7.01(a)(viii)</u> or a Special Servicer Termination Event under <u>Section 7.01(b)(viii)</u> of this Agreement may be waived only with the consent of the Depositor.

Section 7.06 <u>Trustee as Maker of Advances</u>. If the Master Servicer fails to fulfill its obligations hereunder to make any Advances and such failure remains uncured, the Trustee shall perform such obligations (x) within five Business Days of the Master Servicer Termination Event resulting from such failure by the Master Servicer with respect to Servicing Advances to the extent a Responsible Officer of the Trustee has actual knowledge of such failure with respect to such Servicing Advances and (y) by 12:00 noon (New York City time) on the related Distribution Date with respect to P&I Advances pursuant to the Trustee's receipt of notice of failure pursuant to <u>Section 4.07(a)</u> of this Agreement unless the Trustee has received notice that such failure has been cured by 11:00 a.m. on such Distribution Date. With respect to any such Advance made by the Trustee, the Trustee shall succeed to all of the Master Servicer's rights with respect to Advances hereunder, including, without limitation, the Master Servicer's rights of reimbursement and interest on each Advance at the Reimbursement Rate, and rights to determine that a proposed Advance is a Nonrecoverable Advance (without regard to any impairment of any such rights of reimbursement caused by the Master Servicer's failure to perform its obligations hereunder); <u>provided</u>, that if Advances made by the Trustee and the Master Servicer shall at any time be outstanding, or any interest on any Advance shall be accrued and unpaid, all amounts available to repay such Advances and the interest thereon hereunder shall be applied entirely to the Advances outstanding to the Trustee, until such Advances shall have been repaid in full, together with all interest accrued thereon, prior to reimbursement of the Master Servicer for such Advances. The Trustee shall be entitled to conclusively rely on any notice given with respect to a Nonrecoverable Advance or any determination of nonrecoverability in connection therewith by the Master Servicer hereunder.

Section 7.07 <u>Termination of the Operating Advisor.</u> (a) An "Operating Advisor Termination Event" means any one of the following events whether any such event shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body:

(i) any failure by the Operating Advisor to observe or perform in any material respect any of its covenants or agreements or the material breach of its representations or warranties under this Agreement, which failure shall continue unremedied for a period of 30 days after the date on which written notice of such failure shall have been given to the Operating Advisor by any party hereto or to the Operating Advisor, the Certificate Administrator and the Trustee by the Holders of Certificates having greater than 25% of the aggregate Voting Rights; <u>provided</u>, that with respect to any such failure which is not curable within such 30-day period, the Operating Advisor shall have an additional cure period of thirty (30) days to effect such cure so long as it has commenced to cure such failure within the initial 30-day period and has provided the Trustee and the Certificate Administrator with an Officer's Certificate certifying that it has diligently pursued, and is continuing to pursue, such cure;

(ii) any failure by the Operating Advisor to perform in accordance with the Operating Advisor Standard which failure shall continue unremedied for a period of 30 days;

(iii)   any failure by the Operating Advisor to be an Eligible Operating Advisor, which failure shall continue unremedied for a period of 30 days;

(iv)   a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, shall have been entered against the Operating Advisor, and such decree or order shall have remained in force undischarged or unstayed for a period of 60 days;

(v)   the Operating Advisor shall consent to the appointment of a conservator or receiver or liquidator or liquidation committee in any insolvency, readjustment of debt, marshaling of assets and liabilities, voluntary liquidation, or similar proceedings of or relating to the Operating Advisor or of or relating to all or substantially all of its property; or

(vi)   the Operating Advisor shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable insolvency or reorganization statute, make an assignment for the benefit of its creditors, or voluntarily suspend payment of its obligations.

Upon receipt by the Certificate Administrator of notice of the occurrence of any Operating Advisor Termination Event, the Certificate Administrator shall promptly provide written notice to all Certificateholders by posting such notice on the Certificate Administrator's Website and by mail, unless the Certificate Administrator has received notice that it has been remedied. If an Operating Advisor Termination Event has occurred then, and in each and every such case, so long as such Operating Advisor Termination Event shall not have been remedied, either (i) the Trustee may or (ii) upon the written direction of holders of Certificates evidencing not less than [25]% of the Voting Rights of each Class of Regular Certificates, the Trustee shall, terminate all of the rights and obligations of the Operating Advisor under this Agreement, other than rights and obligations accrued prior to such termination, including the right to receive all amounts accrued and owing to it under this Agreement, and other than indemnification rights (arising out of events occurring prior to such termination), by notice in writing to the Operating Advisor. Notwithstanding anything herein to the contrary, the Depositor shall have the right, but not the obligation, to notify the Certificate Administrator and the Trustee of any Operating Advisor Termination Event of which the Depositor has actual knowledge.

(b)   Upon (i) the written direction of holders of Certificates evidencing not less than 15% of the aggregate Voting Rights requesting a vote to terminate and replace the Operating Advisor with a proposed successor Operating Advisor that is an Eligible Operating Advisor and (ii) payment by such Holders to the Certificate Administrator of the reasonable fees and expenses to be incurred by the Certificate Administrator in connection with administering such vote, the Certificate Administrator shall promptly provide written notice thereof to the Operating Advisor and to all Certificateholders by (i) posting such notice on the Certificate Administrator's Website and (ii) mail at their addresses appearing in the Certificate Register. Upon the written direction of Holders of Certificates evidencing more than 50% of the Voting Rights that exercise their right to vote (provided that Holders of at least 50% of the Voting

Rights exercise their right to vote), the Trustee shall terminate all of the rights and obligations of the Operating Advisor with respect to the Mortgage Loans under this Agreement by notice in writing to the Operating Advisor, other than rights and obligations accrued prior to such termination including the right to receive all amounts accrued and owing to it under this Agreement and other than indemnification rights arising out of events occurring prior to such termination. The provisions set forth in the foregoing sentences of this Section 7.07(b) shall be binding upon and inure to the benefit of solely the Certificateholders and the Trustee as between each other. The Operating Advisor shall not have any cause of action based upon or arising from any breach or alleged breach of such provisions other than may arise, as a result of the failure to comply with the above described voting procedures. As between the Operating Advisor, on the one hand, and the Certificateholders, on the other, the Certificateholders shall be entitled in their sole discretion to vote for the termination or not vote for the termination of the Operating Advisor. The Certificate Administrator shall include on each Distribution Date Statement a statement that each Certificateholder and Certificate Owner may access notices on the Certificate Administrator's Website and each Certificateholder and Certificate Owner may register to receive email notifications when such notices are posted on the Certificate Administrator's Website; provided that the Certificate Administrator shall be entitled to reimbursement from the requesting Certificateholders for the reasonable expenses of posting such notices.

(c)	On or after the receipt by the Operating Advisor of such written notice of termination, subject to the foregoing, all of its authority and power under this Agreement shall be terminated and, without limitation, the terminated Operating Advisor shall execute any and all documents and other instruments, and do or accomplish all other acts or things reasonably necessary or appropriate to effect the purposes of such notice of termination. As soon as practicable, but in no event later than 15 Business Days after (1) the Operating Advisor resigns pursuant to Section 6.04(a) of this Agreement or (2) the Certificate Administrator delivers such written notice of termination to the Operating Advisor, the Trustee shall upon the written direction of Holders of Certificates evidencing not less than 25% of the Voting Rights of each Class of Regular Certificates of each Class of Certificates appoint a successor Operating Advisor that is an Eligible Operating Advisor, which successor Operating Advisor may be an Affiliate of the Trustee and shall be the proposed Operating Advisor in the case of a termination pursuant to Section 7.07(b) of this Agreement; provided, that if the Trustee is acting as the successor Master Servicer or successor Special Servicer, neither the Trustee nor any of its Affiliates shall be the successor Operating Advisor. The Trustee shall provide written notice of the appointment of a successor Operating Advisor to the Master Servicer, the Special Servicer and the Certificate Administrator (and the Certificate Administrator shall promptly provide such notice to the Controlling Class Representative, each Serviced Companion Loan Noteholder and each Certificateholder) within one Business Day of such appointment. The Operating Advisor shall not at any time be the Depositor, the Master Servicer, the Special Servicer, a Mortgage Loan Seller, an Other Depositor, an Other Servicer, an Other Special Servicer or an Affiliate of any of them. If any of such entities becomes the Operating Advisor, including by means of an Affiliation arising after the date hereof, the Operating Advisor shall immediately resign or cause an assignment under Section 6.04 of this Agreement and the Trustee shall upon the written direction of Holders of Certificates evidencing not less than 25% of the Voting Rights of each Class of Certificates appoint a successor Operating Advisor subject to and in accordance with this Section 7.07(c), which successor Operating Advisor may be an Affiliate of the Trustee.

(d)   Upon any termination of the Operating Advisor and appointment of a successor to the Operating Advisor, the Trustee shall, as soon as possible, give written notice thereof to the Special Servicer, the Master Servicer, the Certificate Administrator, the Depositor, the Certificateholders, any Serviced Companion Loan Noteholder and, if no Consultation Termination Event has occurred, the Controlling Class Representative and the 17g-5 Information Provider (who shall promptly post such notice to the 17g-5 Information Provider's Website pursuant to Section 3.14(d) of this Agreement). If the Operating Advisor is terminated, all of its rights and obligations under this Agreement shall terminate, other than any rights or obligations that accrued prior to the date of such termination (including the right to receive all amounts accrued and owing to it under this Agreement) and other than indemnification rights (arising out of events occurring prior to such termination).

(e)   [If there are no Classes of Certificates outstanding other than the Control Eligible Certificates and Class [R] Certificates, then all of the rights and obligations of the Operating Advisor under this Agreement shall terminate without payment of any termination fee (other than any rights or obligations that accrued prior to the date of such termination (including accrued and unpaid compensation) and other than indemnification rights arising out of events occurring prior to such termination). If the Operating Advisor is terminated pursuant to this Section 7.07(e), then no replacement Operating Advisor shall be appointed. The Trustee shall provide the Operating Advisor with prompt notice upon its termination pursuant to this Section 7.07(e).][EXCLUDE FOR TRANSACTIONS THAT CLOSE ON OR AFTER DECEMBER 24, 2016 THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]

ARTICLE VIII

CONCERNING THE TRUSTEE AND CERTIFICATE ADMINISTRATOR

Section 8.01   Duties of Trustee and Certificate Administrator. (a) Each of the Trustee and the Certificate Administrator undertakes to perform such duties and only such duties as are specifically set forth in this Agreement and no permissive right of the Trustee shall be construed as a duty. During the continuance of a Servicer Termination Event of which a Responsible Officer of the Trustee has actual knowledge, the Trustee, subject to the provisions of Section 7.02 and 7.05 of this Agreement shall exercise such of the rights and powers vested in it by this Agreement, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

(b)   The Trustee and the Certificate Administrator, upon receipt of any resolutions, certificates, statements, opinions, reports, documents, orders or other instruments furnished to the Trustee or the Certificate Administrator, as the case may be, which are specifically required to be furnished pursuant to any provision of this Agreement, shall examine them to determine whether they conform on their face to the requirements of this Agreement; provided, that, the Trustee or the Certificate Administrator, as applicable, shall not be responsible for the accuracy or content of any such resolution, certificate, statement, opinion, report, document, order or other instrument provided to it hereunder. If any such instrument is found not to conform on its face to the requirements of this Agreement in a material manner, the

Trustee or the Certificate Administrator, as applicable, shall request the provider of such instrument to have the instrument corrected, and if the instrument is not corrected to such Trustee's or such Certificate Administrator's reasonable satisfaction, such Trustee or such Certificate Administrator will provide notice thereof to the Certificateholders.

(c)   None of the Trustee, the Certificate Administrator or any of their officers, directors, employees, agents or "control" persons within the meaning of the Act shall have any liability arising out of or in connection with this Agreement, provided that, subject to Section 8.02 of this Agreement, no provision of this Agreement shall be construed to relieve the Trustee, the Certificate Administrator or any such person, from liability for its own negligent action, its own negligent failure to act or its own willful misconduct or its own bad faith; and provided, further, that:

(i)   The Trustee's and the Certificate Administrator's duties and obligations shall be determined solely by the express provisions of this Agreement, neither the Trustee nor the Certificate Administrator shall be liable except for the performance of such duties and obligations as are specifically set forth in regard to such party in this Agreement, no implied covenants or obligations shall be read into this Agreement against the Trustee or the Certificate Administrator and, in the absence of bad faith on the part of the Trustee or the Certificate Administrator, as the case may be, the Trustee and the Certificate Administrator may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any resolutions, certificates, statements, reports, opinions, documents, orders or other instruments furnished to the Trustee or the Certificate Administrator, as the case may be, that conform on their face to the requirements of this Agreement to the extent set forth herein without responsibility for investigating the contents thereof;

(ii)   Reserved;

(iii)   Neither the Trustee nor the Certificate Administrator shall be personally liable with respect to any action taken, suffered or omitted to be taken by it in good faith in accordance with the direction of Holders of Certificates entitled to greater than 50% of the Percentage Interests (or such other higher or lower percentage as is specified herein) of each affected Class, or of the aggregate Voting Rights of the Certificates, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee or the Certificate Administrator, as the case may be, or exercising any trust or power conferred upon the Trustee or the Certificate Administrator, as the case may be, under this Agreement;

(iv)   Neither the Trustee nor the Certificate Administrator nor any of their directors, officers, employees, agents or control persons shall be responsible for any act or omission of any Custodian, Paying Agent or Certificate Registrar that is not an Affiliate of the Trustee or Certificate Administrator, respectively, and that is selected other than by the Trustee or Certificate Administrator, respectively, performed or omitted in compliance with any custodial or other agreement, or any act or omission of the Master Servicer, the Special Servicer, the Depositor, the Operating Advisor or any other Person, including, without limitation, in connection with actions taken pursuant to this Agreement;

(v)   Neither the Trustee nor the Certificate Administrator shall be under any obligation to appear in, prosecute or defend any legal action which is not incidental to its respective duties as Trustee or Certificate Administrator in accordance with this Agreement (and, if it does, all legal expenses and costs of such action shall be expenses and costs of the Trust Fund (and, if it does, all legal expenses and costs of such action shall be expenses and costs of the Trust Fund (and, in the case of any Whole Loan, any such costs and expenses shall be allocated in accordance with the allocation provisions of the related Intercreditor Agreement), and the Trustee or the Certificate Administrator, as applicable, shall be entitled, as provided in Section 3.06 hereof, to be reimbursed therefor from amounts on deposit in the Collection Account (and with respect to any Serviced Whole Loan, the related Serviced Whole Loan Collection Account) or the Distribution Account and identified on the Trust Ledger, unless such legal action arises out of the negligence or bad faith of the Trustee or Certificate Administrator, as applicable, or any breach of a representation or warranty of the Trustee or Certificate Administrator, as applicable, contained herein; and

(vi)   Neither the Trustee nor the Certificate Administrator shall be charged with knowledge of any act, failure to act or breach of any Person upon the occurrence of which the Trustee or Certificate Administrator, as applicable, may be required to act, unless a Responsible Officer of the Trustee or Certificate Administrator, as applicable, obtains actual knowledge of such failure. Neither the Trustee nor the Certificate Administrator shall be deemed to have actual knowledge of the Master Servicer's or the Special Servicer's failure to provide scheduled reports, certificates and statements when and as required to be delivered to the Trustee or Certificate Administrator, as applicable, pursuant to this Agreement.

None of the provisions contained in this Agreement shall require either the Trustee, in its capacity as Trustee or the Certificate Administrator, in its capacity as Certificate Administrator, to expend or risk its own funds, or otherwise incur financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if in the opinion of the Trustee or the Certificate Administrator, as the case may be, the repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it, and none of the provisions contained in this Agreement shall in any event require the Trustee or the Certificate Administrator, as the case may be, to perform, or be responsible for the manner of performance of, any of the obligations of the Master Servicer, the Special Servicer or the Operating Advisor under this Agreement, except, in the case of the Trustee, during such time, if any, as the Trustee shall be the successor to, and be vested with the rights, duties, powers and privileges of, the Master Servicer or the Special Servicer in accordance with the terms of this Agreement. Neither the Trustee nor the Certificate Administrator shall be required to post any surety or bond of any kind in connection with its performance of its obligations under this Agreement and neither the Trustee nor the Certificate Administrator shall be liable for any loss on any investment of funds pursuant to this Agreement. Notwithstanding any other provision hereof, when acting as the Master Servicer or Special Servicer hereunder, the Trustee and the Certificate Administrator shall comply with the Servicing Standard.

Section 8.02 <u>Certain Matters Affecting the Trustee and the Certificate Administrator</u>. (a) Except as otherwise provided in <u>Section 8.01</u> of this Agreement:

(i)   The Trustee and the Certificate Administrator may request and/or conclusively rely upon and shall be protected in acting or refraining from acting upon any resolution, Officer's Certificate, certificate of auditors or any other certificate, statement, instrument, opinion, report, notice, request, consent, order, appraisal, bond or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties and neither the Trustee nor the Certificate Administrator shall have any responsibility to ascertain or confirm the genuineness of any such party or parties;

(ii)   Each of the Trustee and the Certificate Administrator may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by it hereunder in good faith and in accordance with the written advice of such counsel or such Opinion of Counsel;

(iii)   (A) Neither the Trustee nor the Certificate Administrator shall be under any obligation to exercise any of the trusts or powers vested in it by this Agreement or to make any investigation of matters arising hereunder or institute, conduct or defend any litigation hereunder or in relation hereto at the request, order or direction of any of the Certificateholders, pursuant to the provisions of this Agreement, unless such Certificateholders shall have offered to the Trustee or the Certificate Administrator, as the case may be, reasonable security or indemnity reasonably satisfactory to the Trustee or the Certificate Administrator, as the case may be, against the costs, expenses and liabilities which may be incurred therein or thereby, <u>provided</u> that nothing contained herein shall relieve the Trustee or the Certificate Administrator, as the case may be, of the obligations, upon the occurrence of a Servicer Termination Event (which has not been cured or waived) of which a Responsible Officer of the Trustee or the Certificate Administrator, as the case may be, has actual knowledge, to exercise such of the rights and powers vested in it by this Agreement, and to use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs; and (B) the right of the Trustee and the Certificate Administrator to perform any discretionary act enumerated in this Agreement shall not be construed as a duty, and the Trustee or the Certificate Administrator, as the case may be, shall not be answerable for other than its own negligence or willful misconduct or bad faith in the performance of any such act;

(iv)   None of the Trustee, the Certificate Administrator or any of their directors, officers, employees, Affiliates, agents or "control" persons within the meaning of the Act shall be personally liable (A) for an error of judgment made in good faith by a Responsible Officer of the Trustee or the Certificate Administrator, as the case may be, unless it shall be proved that the Trustee or the Certificate Administrator, as the case may be, was negligent in ascertaining the pertinent facts or (B) for any action taken, suffered or omitted by it in good faith and reasonably believed by the Trustee or the Certificate Administrator, as the case may be, to be authorized or within the discretion or rights or powers conferred upon it by this Agreement;

(v)   Neither the Trustee nor the Certificate Administrator shall be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, appraisal, bond or other paper or document, unless requested in writing to do so by Holders of Certificates entitled to greater than 25% (or such other percentage as is specified herein) of the Percentage Interests of each affected Class; provided, that if the payment within a reasonable time to the Trustee or the Certificate Administrator, as the case may be, of the costs, expenses or liabilities likely to be incurred by it in the making of such investigation is, in the opinion of the Trustee or the Certificate Administrator, as the case may be, not reasonably assured to the Trustee or the Certificate Administrator, as the case may be, by the security afforded to it by the terms of this Agreement, the Trustee or the Certificate Administrator, as the case may be, may require indemnity reasonably satisfactory to it from such requesting Holders against such cost, expense or liability as a condition to taking any such action. The reasonable expense of every such investigation shall be paid by the Master Servicer, the Special Servicer or the Operating Advisor, as applicable, if a Servicer Termination Event or Operating Advisor Termination Event shall have occurred and be continuing relating to the Master Servicer, the Special Servicer or the Operating Advisor, respectively, and otherwise by the Certificateholders requesting the investigation;

(vi)   The Trustee and the Certificate Administrator may execute any of the trusts or powers hereunder and the Trustee and the Certificate Administrator may perform any duties hereunder either directly or by or through agents, nominees, custodians or attorneys but shall not be relieved of the obligations hereunder; provided, that the Trustee or the Certificate Administrator, as the case may be, may not perform any duties hereunder through any Person that is a Prohibited Party; and

(vii)   Other than in the case of actual fraud (as determined by a non-appealable final court order), in no event shall the Trustee or the Certificate Administrator, as applicable, be liable for special, punitive, indirect or consequential loss or damage of any kind whatsoever (including, but not limited to lost profits), even if the Trustee or the Certificate Administrator, as applicable, has been advised of the likelihood of such loss or damage and regardless of the form of action.

(b)   Following the Startup Day, the Trustee and the Certificate Administrator shall not, except as expressly required by any provision of this Agreement, accept any contribution of assets to the Trust Fund unless the Trustee or the Certificate Administrator shall have received an Opinion of Counsel (the costs of obtaining such opinion to be borne by the Person requesting such contribution) to the effect that the inclusion of such assets in the Trust Fund will not cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust, at any time that any Certificates are outstanding, or subject the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to any tax under the REMIC Provisions or other applicable provisions of federal, state and local law or ordinances or cause the Grantor Trust not to be treated as a grantor trust.

(c)   All rights of action under this Agreement or under any of the Certificates, enforceable by the Trustee and the Certificate Administrator, may be enforced by it without the

possession of any of the Certificates, or the production thereof at the trial or other proceeding relating thereto, and any such suit, action or proceeding instituted by the Trustee and the Certificate Administrator shall be brought in its name for the benefit of all the Holders of such Certificates, subject to the provisions of this Agreement.

(d)   The Trustee shall not have a duty to conduct any affirmative investigation as to the occurrence of any condition requiring the repurchase of any Mortgage Loan by any Mortgage Loan Seller pursuant to this Agreement or the eligibility of any Mortgage Loan for purposes of this Agreement.

(e)   Each of the Trustee and the Certificate Administrator shall be entitled to all of the same rights, protections, immunities and indemnities afforded to it as Trustee and Certificate Administrator, as the case may be, in each capacity for which it serves hereunder (including, without limitation, as Custodian, Certificate Registrar, 17g-5 Information Provider, Paying Agent and Authenticating Agent).

(f)   In order to comply with laws, rules, regulations and executive orders in effect from time to time applicable to banking institutions, including those relating to the funding of terrorist activities and money laundering ("Applicable Law"), the Certificate Administrator and the Trustee, as the case may be, are required to obtain, verify and record certain information relating to individuals and entities that maintain a business relationship with the Certificate Administrator or the Trustee. Accordingly, each of the parties hereto agrees to provide to the Certificate Administrator and the Trustee, upon its respective request from time to time, such identifying information and documentation as may be available for such party in order to enable the Certificate Administrator and the Trustee to comply with Applicable Law.

Section 8.03   Trustee and Certificate Administrator Not Liable for Certificates or Mortgage Loans. The recitals contained herein and in the Certificates shall not be taken as the statements of the Trustee, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the Master Servicer, or the Special Servicer and the Trustee, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the Master Servicer and the Special Servicer assume no responsibility for their correctness. The Trustee, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the Master Servicer and the Special Servicer make no representations or warranties as to the validity or sufficiency of this Agreement, of the Certificates or any offering document used to offer the Certificates for sale or the validity, enforceability or sufficiency of any Mortgage Loan, or related document. Neither the Trustee nor the Certificate Administrator shall at any time have any responsibility or liability for or with respect to the legality, validity and enforceability of any Mortgage, any Mortgage Loan, or the perfection and priority of any Mortgage or the maintenance of any such perfection and priority, or for or with respect to the sufficiency of the Trust Fund or its ability to generate the payments to be distributed to Certificateholders under this Agreement. Without limiting the foregoing, neither the Trustee nor the Certificate Administrator shall be liable or responsible for: (i) the existence, condition and ownership of any Mortgaged Property; (ii) the existence of any hazard or other insurance thereon (other than if the Trustee shall assume the duties of the Master Servicer or the Special Servicer pursuant to Section 7.02 of this Agreement) or the enforceability thereof; (iii) the existence of any Mortgage Loan or the contents of the related Mortgage File on any computer or other record thereof (other than if the Trustee shall assume the duties of the Master Servicer or the Special

Servicer pursuant to <u>Section 7.02</u> of this Agreement); (iv) the validity of the assignment of any Mortgage Loan to the Trust Fund or of any intervening assignment; (v) the completeness of any Mortgage File; the performance or enforcement of any Mortgage Loan (other than if the Trustee shall assume the duties of the Master Servicer or the Special Servicer pursuant to <u>Section 7.02</u> of this Agreement); (vi) the compliance by the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor or the Asset Representations Reviewer with any warranty or representation made under this Agreement or in any related document or the accuracy of any such warranty or representation prior to the Trustee's receipt of written notice or other discovery of any non-compliance therewith or any breach thereof; (vii) any investment of monies by or at the direction of the Master Servicer or any loss resulting therefrom, the acts or omissions of any of the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the Master Servicer or the Special Servicer (other than if the Trustee shall assume the duties of the Certificate Administrator, the Master Servicer or Special Servicer pursuant to <u>Section 7.02</u> of this Agreement) or any sub-servicer or any Borrower; any action of the Master Servicer or Special Servicer (other than if the Trustee shall assume the duties of the Master Servicer or Special Servicer pursuant to <u>Section 7.02</u> of this Agreement) or any sub-servicer taken in the name of the Trustee, except to the extent such action is taken at the express written direction of the Trustee; (viii) the failure of the Master Servicer or the Special Servicer or any sub-servicer to act or perform any duties required of them on behalf of the Trust Fund or the Trustee hereunder; or (ix) any action by or omission of the Trustee or the Certificate Administrator taken at the instruction of the Master Servicer or the Special Servicer (other than if the Trustee shall assume the duties of the Master Servicer or the Special Servicer pursuant to <u>Section 7.02</u> of this Agreement) unless the taking of such action is not permitted by the express terms of this Agreement; <u>provided</u>, that the foregoing shall not relieve the Trustee or the Certificate Administrator of their respective obligations to perform their duties as specifically set forth in this Agreement. The Trustee or the Certificate Administrator shall not be accountable for the use or application by the Depositor, the Certificate Administrator (in the case of the Trustee only), the Trustee (in the case of the Certificate Administrator only), the Master Servicer or the Special Servicer of any of the Certificates or of the proceeds of such Certificates, or for the use or application of any funds paid to the Depositor, the Certificate Administrator (in the case of the Trustee only), the Trustee (in the case of the Certificate Administrator only), the Master Servicer or the Special Servicer in respect of the assignment of the Mortgage Loans or deposited in or withdrawn from the Collection Accounts, the Loan Specific REMIC Distribution Account, any Serviced Whole Loan Collection Account, the Lower-Tier Distribution Account, the Upper-Tier Distribution Account, the Class [__] Distribution Account, the Lock-Box Account, the Cash Collateral Account, the Reserve Accounts, the Interest Reserve Account, any REO Account or any Gain-on-Sale Reserve Account or any other account maintained by or on behalf of the Certificate Administrator, the Master Servicer or the Special Servicer, other than any funds held by the Trustee or the Certificate Administrator. Neither the Trustee nor the Certificate Administrator shall have any responsibility for filing any financing or continuation statement in any public office at any time or to otherwise perfect or maintain the perfection of any security interest or lien granted to it hereunder (unless the Trustee shall have become the successor Master Servicer) or to record this Agreement. In making any calculation hereunder which includes as a component thereof the payment or distribution of interest for a stated period at a stated rate "to the extent permitted by applicable law," the Trustee or the Certificate Administrator, as the case may be, shall assume that such payment is so permitted unless a Responsible Officer of the Trustee or the Certificate Administrator, as the case may be, has

actual knowledge, or receives an Opinion of Counsel (at the expense of the Person asserting the impermissibility) to the effect, that such payment is not permitted by applicable law. The Depositor is not obligated to monitor or supervise the performance of the Trustee or the Certificate Administrator under this Agreement or otherwise.

Section 8.04 Trustee and Certificate Administrator May Own Certificates. The Trustee, the Certificate Administrator and any agent of the Trustee or the Certificate Administrator in its individual capacity or any other capacity may become the owner or pledgee of Certificates, and may deal with the Depositor, the Certificate Administrator, the Trustee, the Master Servicer, the Special Servicer, the Initial Purchasers and the Underwriters in banking transactions, with the same rights it would have if it were not Trustee, Certificate Administrator or such agent, as the case may be.

Section 8.05 Payment of Trustee's and Certificate Administrator's Fees and Expenses; Indemnification. (a) On each Distribution Date, prior to the distribution of amounts to the Certificateholders, the Certificate Administrator shall be entitled to withdraw and pay the Trustee and itself its respective portion of the Certificate Administrator/Trustee Fee, as reasonable compensation from amounts remitted to the Lower-Tier Distribution Account, including with respect to the Loan Specific REMIC Regular Interests (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust), for all services rendered in the execution of the trusts hereby created and in the exercise and performance of any of the powers and duties of the Trustee and the Certificate Administrator at the Certificate Administrator/Trustee Fee Rate. The Trustee's fee shall be paid as a portion of the Certificate Administrator/Trustee Fee and shall equal $[__] per month.

(b) If the Trustee assumes the servicing responsibilities of the Master Servicer or the Special Servicer hereunder pursuant to or otherwise arising from the resignation or removal of the Master Servicer or the Special Servicer, the Trustee shall be entitled to the compensation to which the Master Servicer or the Special Servicer, as the case may be, would have been entitled (other than the rights of the Special Servicer to receive any Workout Fee specified in Section 3.12(c) of this Agreement if the Special Servicer is terminated).

(c) The Trustee, the Custodian and the Certificate Administrator shall be paid or reimbursed by the Trust Fund upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee, the Custodian or the Certificate Administrator pursuant to and in accordance with any of the provisions of this Agreement (including the reasonable compensation and the expenses and disbursements of its counsel and of all persons not regularly in its employ), which the Certificate Administrator will be entitled to withdraw from the Distribution Accounts prior to the distribution to Certificateholders to the extent set forth herein and to the extent such payments are "unanticipated expenses incurred by the REMIC" within the meaning of Treasury Regulations Section 1.860G-1(b)(iii) except any such expense, disbursement or advance as may arise from its negligence, willful misconduct or bad faith; provided, that, subject to the last paragraph of Section 8.01 and Section 8.02(a)(iii) of this Agreement, the Trustee, the Custodian or the Certificate Administrator shall not refuse to perform any of their respective duties hereunder solely as a result of the failure to be paid their respective portion of the Certificate Administrator/Trustee Fee, or the Trustee's, Custodian's or Certificate Administrator's previously-incurred expenses, as applicable. The term "unanticipated expenses incurred by the REMIC" shall include any fees, expenses and disbursement of any

separate Trustee or co-Trustee appointed hereunder, only to the extent such fees, expenses and disbursements were not reasonably anticipated as of the Closing Date and are attributable to the Loan Specific REMIC, the Lower-Tier REMIC, the Upper-Tier REMIC and the losses, liabilities, damages, claims or expenses (including reasonable attorneys' fees) incurred or advanced by an Indemnified Party in connection with any litigation arising out of this Agreement attributable to the Loan Specific REMIC, the Lower-Tier REMIC, the Upper-Tier REMIC or the Grantor Trust, including, without limitation, under Section 2.03, Section 3.10, the third paragraph of Section 3.11, Section 4.05 and Section 7.01 of this Agreement.

The Master Servicer and the Special Servicer covenant and agree to pay or reimburse the Trustee for the reasonable expenses, disbursements and advances incurred or made by the Trustee in connection with any transfer of the servicing responsibilities of the Master Servicer or the Special Servicer, respectively, hereunder, pursuant to or otherwise arising from the resignation or removal of the Master Servicer or Special Servicer (except in the case of removal of the Special Servicer without cause), as applicable, in accordance with any of the provisions of this Agreement (and including the reasonable fees and expenses and disbursements of its counsel and all other persons not regularly in its employ), except any such expense, disbursement or advance as may arise from the negligence, willful misconduct or bad faith of the Trustee.

(d)   Each of the Certificate Administrator, the Custodian, the Paying Agent, the Trustee, the Depositor, the Master Servicer and the Special Servicer (each, for purposes of this Section 8.05(d), an "Indemnifying Party") shall (severally and not jointly) indemnify the Trustee (both in its capacity as Trustee and individually) and the Certificate Administrator (in its capacity as Certificate Administrator, Custodian, Paying Agent and individually) and each of their Affiliates and each of the partners, shareholders, members, managers, directors, officers, employees, representatives and agents of the Trustee and the Certificate Administrator and each of their Affiliates (each, for purposes of this Section 8.05(d), an "Indemnified Party"), and hold each of them harmless against any and all claims, losses, damages, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments, and any other costs, fees and expenses that the Indemnified Party may sustain in connection with this Agreement (including, without limitation, reasonable fees and disbursements of counsel incurred by the Indemnified Party in any action or proceeding between the Indemnifying Party and the Indemnified Party or between the Indemnified Party and any third party or otherwise) resulting from each such Indemnifying Party's respective willful misconduct, bad faith, fraud or negligence in the performance of each of its respective duties hereunder or by reason of negligent disregard of its respective obligations and duties hereunder (including in the case of the Master Servicer, any agent of the Master Servicer or sub-servicer).

The Trust Fund shall indemnify each Indemnified Party and the Custodian from, and hold it harmless against, any and all losses, liabilities, damages, penalties, fines, forfeitures, judgments, claims or unanticipated expenses (including, without limitation, reasonable fees and disbursements of counsel incurred by the Indemnified Party in any action or proceeding between the Indemnifying Party and the Indemnified Party or between the Indemnified Party and any third party or otherwise) arising in respect of this Agreement, the Mortgage Loans or the Certificates other than (i) resulting from the willful misconduct, bad faith, fraud or negligence of the Indemnified Party or the Custodian, as applicable, in the performance of its obligations and

duties under this Agreement, (ii) by reason of its negligent disregard of those obligations or duties, or as may arise from a breach of any representation or warranty of the Indemnified Party or the Custodian, as applicable, made in this Agreement and (iii) as to which such Indemnified Party or the Custodian, as applicable, is entitled to indemnification pursuant to this Section 8.05(d). The right of reimbursement of the Indemnified Parties under this Section 8.05(d) shall be senior to the rights of all Certificateholders.

(e) Notwithstanding anything herein to the contrary, this Section 8.05 shall survive the termination or maturity of this Agreement or the resignation, removal or termination of the Trustee or the Certificate Administrator, as the case may be, regarding rights accrued prior to such resignation, removal or termination and (with respect to any acts or omissions during its respective tenures) the resignation, removal or termination of the Master Servicer, the Special Servicer, the Paying Agent, the Certificate Administrator, the Certificate Registrar or the Custodian.

(f) This Section 8.05 shall be expressly construed to include, but not be limited to, such indemnities, compensation, expenses, disbursements, advances, losses, liabilities, damages and the like, as may pertain or relate to any environmental law or environmental matter.

(g) Each of the Certificate Administrator, the Custodian, the Paying Agent and the Trustee (in each case with respect to itself only, for purposes of this Section 8.05(g), an "Indemnifying Party") shall (severally and not jointly) indemnify the Trust Fund, the Depositor, the Master Servicer, the Special Servicer and each other, and each of their respective Affiliates and each of the partners, shareholders, members, managers, directors, officers, employees, representatives and agents of the Master Servicer and the Special Servicer and their respective Affiliates (each, for purposes of this Section 8.05(g), an "Indemnified Party"), and hold each of them harmless against any and all claims, losses, damages, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments, and any other costs, fees and expenses that the Indemnified Party may sustain in connection with this Agreement (including, without limitation reasonable fees and disbursements of counsel incurred by the Indemnified Party in any action or proceeding between the Indemnifying Party and the Indemnified Party or between the Indemnified Party and any third party or otherwise) resulting from the applicable Indemnifying Party's willful misconduct, bad faith, fraud or negligence in the performance of its duties hereunder or by reason of negligent disregard of its obligations and duties hereunder.

(h) The Certificate Administrator (for purposes of this Section 8.05(h), the "Indemnifying Party") shall, solely in its capacity as the 17g-5 Information Provider, indemnify each Mortgage Loan Seller and Deutsche Bank Securities Inc. (each, for purposes of this Section 8.05(h), an "Indemnified Party"), and hold each of them harmless against any and all claims, losses, damages, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments, and any other costs, fees and expenses that the Indemnified Party may sustain in connection with this Agreement (including, without limitation reasonable fees and disbursements of counsel incurred by the Indemnified Party in any action or proceeding between the Indemnifying Party and the Indemnified Party or between the Indemnified Party and any third party or otherwise) related to (i) the applicable Indemnifying Party's willful misconduct, bad faith, fraud or negligence in the performance of its duties hereunder or by reason of negligent disregard of its obligations and duties hereunder or (ii) a determination by any Rating Agency

that it cannot reasonably rely on representations made by the Depositor or any Affiliate thereof pursuant to Exchange Act Rule 17g-5(a)(3), to the extent caused by any such willful misconduct, bad faith, fraud or negligence in the performance of its duties hereunder or by reason of negligent disregard referred to in clause (i) above by the Indemnifying Party.

Section 8.06   Eligibility Requirements for Trustee and Certificate Administrator. The Trustee and Certificate Administrator hereunder shall at all times:

(i)   be a corporation, national bank, national banking association or a trust company organized and doing business under the laws of any state or the United States of America,

(ii)   be authorized under such laws to exercise corporate trust powers and to accept the trust conferred under this Agreement,

(iii)   have a combined capital and surplus of at least $[100,000,000],

(iv)   (a) have a rating on its unsecured long term debt of at least (i) "[__]" by [__], (ii) "[__]" by [__] (or with respect to the Trustee and in the case of [__], a long-term senior unsecured debt rating of at least "[__]" by [__] if the Master Servicer has a long-term senior unsecured debt rating of at least "[__]" by [__] and a short-term debt rating of at least "[__]" by [__]; provided that the foregoing clause shall not impose on the Master Servicer any obligation to maintain such ratings), (iii) with respect to the Trustee, "[__]" by [__] (or "[__]" by [__] if the Trustee has a short-term debt rating of at least "[__]" from [__]) (or, in the case of [NAME OF TRUSTEE], a long-term senior unsecured debt rating of at least "[__]" by [__] if the Master Servicer has a long-term senior unsecured debt rating of at least "[__]" by [__]; provided that the foregoing clause shall not impose on the Master Servicer any obligation to maintain such ratings); provided that, with respect to each of the rating requirements in this clause (iii) (including the parentheticals in this clause (iii)), if the Trustee is not rated by [__], an equivalent (or higher) rating by any two other NRSROs, (iv) with respect to the Certificate Administrator, "[__]" by [__] (or "[__]" by [__] if the Certificate Administrator has a short-term debt rating of at least "[__]" from [__]); provided that, with respect to each of the rating requirements in this clause (iv) (including the parenthetical in this clause (iv)), if the Certificate Administrator is not rated by [__], an equivalent (or higher) rating by any two other NRSROs, and (v) if rated by [__], an equivalent rating from [__], and (b) have a rating on its short-term unsecured debt obligations rated at least "[__]" by [__], "[__]" by [__] and, if rated by [__], an equivalent rating from [__], or has been assigned such other ratings as are acceptable to the Rating Agencies,

(v)   be an institution insured by FDIC, and

(vi)   not be a Prohibited Party.

Notwithstanding the foregoing, if the Trustee or the Certificate Administrator meets the provisions of clauses (i) through (iii), (v) and (vi) above, but does not meet the provisions of clause (iv) above, the Trustee or the Certificate Administrator, as the case may be, shall be deemed to meet the provisions of such clause (iv) if it appoints a fiscal agent as a back-

up liquidity provider, <u>provided</u> that such fiscal agent meets the provisions of clauses (i) through (vi) above and shall have assumed in writing all obligations of the Trustee or the Certificate Administrator, as the case may be, to make Advances under this Agreement as and when required of the Trustee or the Certificate Administrator, as the case may be. If a corporation or association publishes reports of condition at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for purposes of this Section the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If the place of business from which the Trustee administers the Trust Fund is a state or local jurisdiction that imposes a tax on the Trust Fund or the net income of any Trust REMIC (other than a tax corresponding to a tax imposed under the REMIC Provisions) the Trustee shall elect either to (i) resign immediately in the manner and with the effect specified in <u>Section 8.07</u> of this Agreement, (ii) pay such tax and continue as Trustee or (iii) administer the Trust Fund from a state and local jurisdiction that does not impose such a tax. If at any time the Trustee or the Certificate Administrator shall cease to be eligible in accordance with the provisions of this Section, the Trustee or the Certificate Administrator, as the case may be, shall resign immediately in the manner and with the effect specified in <u>Section 8.07</u> of this Agreement.

Section 8.07   <u>Resignation and Removal of Trustee and Certificate Administrator</u>. The Trustee and the Certificate Administrator may at any time resign and be discharged from the trusts hereby created by giving written notice thereof to the Trustee, the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the Mortgage Loan Sellers, the Master Servicer, the Special Servicer, the Directing Certificateholder and the 17g-5 Information Provider (who shall promptly post such notice to the 17g-5 Information Provider's Website pursuant to <u>Section 3.14(d)</u> of this Agreement). Upon notice of resignation from the Trustee, the Depositor shall promptly appoint a successor trustee, the appointment of which is subject to the requirements contained in <u>Section 8.06</u> of this Agreement and shall be, if no Control Termination Event has occurred and is continuing, reasonably acceptable to the Directing Certificateholder. Upon notice of resignation from the Certificate Administrator, the Trustee shall promptly appoint a successor certificate administrator, the appointment of which is subject to the requirements contained in <u>Section 8.06</u> of this Agreement. If no successor trustee or certificate administrator shall have been so appointed and have accepted appointment within 30 days after the giving of such notice of resignation, the resigning Trustee or Certificate Administrator, as the case may be, may petition any court of competent jurisdiction for the appointment of a successor. The Trustee or the Certificate Administrator, as applicable, shall bear all reasonable out of pocket costs and expenses of each other party hereto and each Rating Agency in connection with its resignation.

If at any time the Trustee or the Certificate Administrator shall cease to be eligible in accordance with the provisions of <u>Section 8.06</u> of this Agreement and shall fail to resign after written request therefor by the Depositor or the Master Servicer, or if at any time the Trustee or the Certificate Administrator shall become incapable of acting, or shall be adjudged bankrupt or insolvent, or a receiver of the Trustee or the Certificate Administrator, as the case may be (or of its property), shall be appointed, or any public officer shall take charge or control of the Trustee or the Certificate Administrator, as the case may be (or of its property or affairs), for the purpose of rehabilitation, conservation or liquidation, or if the Trustee or Certificate Administrator (if different than the Trustee) shall fail (other than by reason of the failure of either the Master

Servicer or the Special Servicer to timely perform its obligations hereunder or as a result of other circumstances beyond the Trustee's or Certificate Administrator's, as applicable, reasonable control), to timely publish any report to be delivered, published or otherwise made available by the Certificate Administrator pursuant to Section 4.02 and such failure shall continue unremedied for a period of five (5) days, or if the Certificate Administrator fails to make distributions required pursuant to Section 4.01 or Section 9.01, then the Depositor or the Master Servicer may remove the Trustee or the Certificate Administrator, as the case may be, and the Depositor or the Master Servicer shall promptly appoint a successor by written instrument, which shall be delivered to the Trustee or the Certificate Administrator, as the case may be, so removed and to the successor.

The Holders of Certificates entitled to at least 50% of the Voting Rights may at any time remove the Trustee or the Certificate Administrator and appoint a successor by written instrument or instruments, in eight originals, signed by such Holders or their attorneys-in-fact duly authorized, one complete set of which instruments shall be delivered to each of the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Trustee, the Certificate Administrator and the successor trustee or certificate administrator, as applicable.

In addition, if the Trustee or the Certificate Administrator is terminated without cause, the terminating party shall pay all of the expenses of the Trustee or the Certificate Administrator, as the case may be, necessary to affect the transfer of its responsibilities to the successor.

If the Trustee is terminated or removed pursuant to this Section 8.07, all of its rights and obligations under this Agreement and in and to the Mortgage Loans shall be terminated, other than any rights or obligations that accrued prior to the date of such termination or removal (including the right to receive all fees, expenses, indemnities, and other amounts accrued or owing to it under this Agreement, plus interest at the Reimbursement Rate on all such amounts until received to the extent such amounts bear interest as provided in this Agreement, with respect to periods prior to the date of such termination or removal).

If the Certificate Administrator is terminated or removed pursuant to this Section 8.07, (i) all of its rights and obligations under this Agreement and in and to the Mortgage Loans shall be terminated, other than any rights or obligations that accrued prior to the date of such termination or removal (including the right to receive all fees, indemnities, expenses and other amounts accrued or owing to it under this Agreement with respect to periods prior to the date of such termination or removal) and (ii) such resignation, termination, or removal shall be effective with respect to each of its other capacities hereunder except its capacity as Custodian (but including, without limitation, its capacities as Certificate Registrar, 17g-5 Information Provider, Paying Agent and Authenticating Agent).

Upon the resignation, assignment, or transfer of the Trustee or its business to a successor, or upon the termination of the Trustee, (a) the outgoing Trustee, at its own expense without right to reimbursement therefor, shall (A) endorse the original executed Mortgage Note for each Mortgage Loan (to the extent that the original executed Mortgage Note for each Mortgage Loan was endorsed to the outgoing Trustee), without recourse, representation or warranty, express or implied, to the order of the successor, as trustee for the registered holders of

[NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates or in blank, and (B) in the case of the other assignable Loan Documents (to the extent such other Loan Documents were assigned to the outgoing Trustee), assign and record such Loan Documents to such successor, and such successor shall review the documents delivered to it or to the Custodian with respect to each Mortgage Loan, and certify in writing that, as to each Mortgage Loan then subject to this Agreement, such endorsement and assignment has been made; (b) if any original executed Mortgage Note for a Mortgage Loan was not endorsed to the outgoing Trustee, the Custodian shall deliver such Mortgage Note to the successor trustee and the Custodian shall cooperate with any successor trustee to ensure that such Mortgage Note is endorsed (without recourse, representation or warranty, express or implied) to the order of the successor trustee, as trustee for the registered holders of [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates or in blank. If any assignable Loan Document (other than the Mortgage Note) was not assigned to the outgoing Trustee or if the Trustee is removed pursuant to Section 8.07 without cause, with respect to the Loan Documents identified in clause (B) of the preceding sentence, the Custodian shall deliver such Loan Document to the successor trustee and, if appropriate, such Loan Documents shall be recorded at the expense of the Trust (i) prior to the occurrence and continuance of a Control Termination Event, with the consent of the Controlling Class Representative, (ii) after the occurrence and continuance of a Control Termination Event but prior to the occurrence of a Consultation Termination Event, after consultation with the Controlling Class Representative and the Operating Advisor and (iii) after the occurrence of a Consultation Termination Event, after consultation with the Operating Advisor and the reasonable cooperation (as determined by the Depositor) of the Depositor.

Section 8.08   Successor Trustee and Certificate Administrator.   (a)   Any successor trustee or certificate administrator shall execute, acknowledge and deliver to the Depositor, the Operating Advisor, the Asset Representations Reviewer, the Master Servicer, the Certificate Administrator (or in the case of a successor certificate administrator, to the predecessor Certificate Administrator) and the Trustee, as the case may be, instruments accepting their appointment hereunder, and thereupon the resignation or removal of the predecessor Trustee or Certificate Administrator, as applicable, shall become effective and such successor, without any further act, deed or conveyance, shall become fully vested with all the rights, powers, duties and obligations of its predecessor hereunder, with the like effect as if originally named as Trustee or Certificate Administrator, as applicable, herein; provided that such successor shall satisfy the requirements contained in Section 8.06 of this Agreement. The predecessor Trustee or Certificate Administrator, as applicable, shall deliver to its successor all Mortgage Files and related documents and statements held by it hereunder, and the Depositor and the predecessor Trustee or Certificate Administrator, as applicable, shall execute and deliver such instruments and do such other things as may reasonably be required for more fully and certainly vesting and confirming in the successor all such rights, powers, duties and obligations. No successor trustee or certificate administrator, as the case may be, shall accept appointment as provided in this Section 8.08 unless at the time of such acceptance such successor shall be eligible under the provisions of Section 8.06 of this Agreement.

Upon acceptance of appointment by a successor trustee as provided in this Section 8.08, the Depositor shall mail notice of the succession of such Trustee hereunder to all Holders of Certificates at their addresses as shown in the Certificate Register. If the Depositor

fails to mail such notice within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of the Depositor.

(b) Any successor trustee appointed pursuant to this Agreement shall satisfy the eligibility requirements set forth in Section 8.06 hereof.

(c) Neither the Asset Representations Reviewer nor any of its Affiliates may be appointed as successor trustee or certificate administrator.

Section 8.09   Merger or Consolidation of Trustee or Certificate Administrator. Any corporation into which the Trustee or the Certificate Administrator may be merged or converted or with which it may be consolidated or any corporation resulting from any merger, conversion or consolidation to which the Trustee or the Certificate Administrator shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Trustee or the Certificate Administrator, shall be the successor of the Trustee or the Certificate Administrator, as the case may be, hereunder; provided that such corporation shall be eligible under the provisions of Section 8.06 of this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding.   The Trustee or the Certificate Administrator, as applicable, shall notify the other parties hereto of any such event, and the Certificate Administrator shall post notice of such merger or consolidation to the Certificate Administrator's Website in accordance with Section 3.14(d) of this Agreement and provide notice of such event to the 17g-5 Information Provider (who shall promptly post such notice to the 17g-5 Information Provider's Website pursuant to Section 3.14(d) of this Agreement).

Section 8.10   Appointment of Co-Trustee or Separate Trustee. Notwithstanding any other provisions hereof, at any time, for the purpose of meeting any legal requirements of any jurisdiction in which any part of the Trust Fund or property securing the same may at the time be located, the Depositor and the Trustee acting jointly shall have the power and shall execute and deliver all instruments to appoint one or more Persons approved by the Trustee to act (at the expense of the Trust) as co-Trustee or co-Trustees, jointly with the Trustee, or separate Trustee or separate Trustees, of all or any part of the Trust Fund, and to vest in such Person or Persons, in such capacity, such title to the Trust Fund, or any part thereof, and, subject to the other provisions of this Section 8.10, such powers, duties, obligations, rights and trusts as the Depositor and the Trustee may consider necessary or desirable. If the Depositor shall not have joined in such appointment within 15 days after the receipt by it of a request so to do, or in case a Servicer Termination Event shall have occurred and be continuing, the Trustee alone shall have the power to make such appointment. Except as required by applicable law, the appointment of a co-Trustee or separate Trustee shall not relieve the Trustee of its responsibilities, obligations and liabilities hereunder. No co-Trustee or separate Trustee hereunder shall be required to meet the terms of eligibility as a successor Trustee under Section 8.06 hereunder and no notice to Holders of Certificates of the appointment of co-Trustee(s) or separate Trustee(s) shall be required under Section 8.08 hereof.

In the case of any appointment of a co-Trustee or separate Trustee pursuant to this Section 8.10, all rights, powers, duties and obligations conferred or imposed upon the Trustee shall be conferred or imposed upon and exercised or performed by the Trustee and such separate Trustee or co-Trustee jointly (it being understood that such separate Trustee or co-Trustee is not

authorized to act separately without the Trustee joining in such act), except to the extent that under any law of any jurisdiction in which any particular act or acts are to be performed (whether as Trustee hereunder or as successor to the Master Servicer hereunder), the Trustee shall be incompetent or unqualified to perform such act or acts, in which event such rights, powers, duties and obligations (including the holding of title to the Trust Fund or any portion thereof in any such jurisdiction) shall be exercised and performed by such separate Trustee or co-Trustee solely at the direction of the Trustee.

No Trustee under this Agreement shall be personally liable by reason of any act or omission of any other trustee under this Agreement. The Depositor and the Trustee acting jointly may at any time accept the resignation of or remove any separate Trustee or co-Trustee, or if the separate Trustee or co-Trustee is an employee of the Trustee, the Trustee acting alone may accept the resignation of or remove any separate Trustee or co-Trustee.

Any notice, request or other writing given to the Trustee shall be deemed to have been given to each of the then separate Trustees and co-Trustees, as effectively as if given to each of them. Every instrument appointing any separate Trustee or co-Trustee shall refer to this Agreement and the conditions of this Article VIII. Every such instrument shall be filed with the Trustee. Each separate Trustee and co-Trustee, upon its acceptance of the trusts conferred, shall be vested with the estates or property specified in its instrument of appointment, either jointly with the Trustee or separately, as may be provided therein, subject to all the provisions of this Agreement, specifically including every provision of this Agreement relating to the conduct of, affecting the liability of, or affording protection to, the Trustee. In no event shall any such separate Trustee or co-Trustee be entitled to any provision relating to the conduct of, affecting the liability of or affording protection to such separate Trustee or co-Trustee that imposes a standard of conduct less stringent than that imposed by the Trustee hereunder, affording greater protection than that afforded to the Trustee hereunder or providing a greater limit on liability than that provided to the Trustee hereunder.

Any separate Trustee or co-Trustee may, at any time, constitute the Trustee its agent or attorney-in-fact, with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect of this Agreement on its behalf and in its name. If any separate Trustee or co-Trustee shall die, become incapable of acting, resign or be removed, all of its estates, properties, rights, remedies and trusts shall vest in and be exercised by the Trustee, to the extent permitted by law, without the appointment of a new or successor Trustee.

ARTICLE IX

TERMINATION

Section 9.01   Termination. (a) The respective obligations and responsibilities of the Master Servicer, the Special Servicer, the Depositor, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator and the Trustee created hereby with respect to the Certificates (other than the obligations of the Certificate Administrator to make certain payments and to send certain notices to Certificateholders as hereinafter set forth) shall terminate upon payment (or provision for payment) to the Certificateholders and the Serviced Companion Loan Noteholders of all amounts held by or on behalf of the Trustee, the Certificate

Administrator and the Master Servicer, as the case may be, required hereunder to be so paid on the Distribution Date following the earlier to occur of (i) the purchase of the Mortgage Loans and all other property held by the Trust Fund in accordance with Section 9.01(c) of this Agreement; (ii) the exchange by the Sole Certificateholder of its Certificates for the Mortgage Loans in accordance with Section 9.01(g) of this Agreement; and (iii) the later of (a) the receipt or collection of the last payment due on any Mortgage Loan or Trust Subordinate Companion Loan included in the Trust Fund, or (b) the liquidation and disposition pursuant to this Agreement of the last asset held by the Trust Fund; provided, that in no event shall the trust created hereby continue beyond the expiration of twenty-one years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the United Kingdom, living on the date hereof.

For purposes of this Section 9.01, the Sole Certificateholder shall have the first option to terminate the Trust Fund, pursuant to Section 9.01(g), and then the Certificateholder owning a majority of the Percentage Interests in the Controlling Class, the Special Servicer and the Master Servicer, in that order, shall have the option to terminate the Trust Fund pursuant to subsection (c). For purposes of this Section 9.01, the Directing Certificateholder with the consent of the Holders of the Controlling Class, shall act on behalf of the Holders of the Controlling Class in purchasing the assets of the Trust Fund and terminating the Trust.

(b)   The Trust Fund, the Loan Specific REMIC, the Lower-Tier REMIC and the Upper-Tier REMIC shall be terminated and the assets of the Trust Fund shall be sold or otherwise disposed of in connection therewith, only pursuant to a "plan of complete liquidation" within the meaning of Section 860F(a)(4)(A) of the Code providing for the actions contemplated by the provisions hereof and pursuant to which the applicable Notice of Termination is given, and requiring that the Trust Fund, the Loan Specific REMIC, the Lower-Tier REMIC and the Upper-Tier REMIC shall terminate on a Distribution Date occurring not more than 90 days following the date of adoption of the plan of complete liquidation. For purposes of this Section 9.01(b), the Notice of Termination given pursuant to Section 9.01(c) of this Agreement shall constitute the adoption of the plan of complete liquidation as of the date such notice is given, which date shall be specified by the Certificate Administrator in the final federal income tax returns of the Loan Specific REMIC, the Upper-Tier REMIC and the Lower-Tier REMIC. Notwithstanding the termination of the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC or the Trust Fund, the Certificate Administrator shall be responsible for filing the final Tax Returns for each such REMIC and for the Grantor Trust for the period ending with such termination, and shall retain books and records with respect to such REMICs and the Grantor Trust for the same period of retention for which it maintains its own tax returns or such other reasonable period. The Trustee shall sign all Tax Returns and other reports required by this Section.

(c)   The Certificateholder owning a majority of the Percentage Interest in the Controlling Class and, if no such Certificateholder exercises such option, the Special Servicer, and if the Special Servicer does not exercise such option, the Master Servicer may effect an early termination of the Trust Fund, upon not less than 30 days' prior Notice of Termination given to the Trustee, the Special Servicer and the Master Servicer any time specifying the Anticipated Termination Date, which shall be on or after the Early Termination Notice Date, by purchasing on such date all, but not less than all, of the Mortgage Loans (including the Trust Subordinate

Companion Loan) then included in the Trust Fund, and the Trust's interest in all property acquired in respect of any Mortgage Loan, at a purchase price, payable in cash, equal to the sum of, without duplication:

(i)   100% of the Stated Principal Balance of each Mortgage Loan included in the Trust as of the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of principal);

(ii)   the fair market value of all other property included in the Trust Fund as of the last day of the month preceding such Anticipated Termination Date, as determined by an Independent appraiser acceptable to the Master Servicer as of a date not more than 30 days prior to the last day of the month preceding such Distribution Date;

(iii)   all unpaid interest accrued on the unpaid balance of each Mortgage Loan (including any Mortgage Loan as to which title to the related Mortgaged Property has been acquired) at the Mortgage Rate to the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of interest); and

(iv)   the aggregate amount of unreimbursed Advances, with interest thereon at the Reimbursement Rate, and unpaid Servicing Compensation, Special Servicing Compensation, Operating Advisor Fees, Certificate Administrator/Trustee Fees, the CREFC® Intellectual Property Royalty License Fees and Trust Fund expenses.

If the Certificateholder owning a majority of the Percentage Interests in the Controlling Class, the Master Servicer or the Special Servicer purchases all of the Mortgage Loans and all property acquired in respect of any Mortgage Loan remaining in the Trust Fund in accordance with this Section 9.01(c), the Certificateholder owning a majority of the Percentage Interests in the Controlling Class, the Master Servicer or the Special Servicer, as applicable, shall deposit in the Loan Specific REMIC Distribution Account or the Lower-Tier Distribution Account, as applicable, not later than the Master Servicer Remittance Date relating to the Anticipated Termination Date on which the final distribution on the Certificates is to occur, an amount in immediately available funds equal to the above-described purchase price (exclusive of any portion thereof payable to any Person other than the Certificateholders pursuant to Section 3.05(a) of this Agreement, which portion shall be deposited in the Collection Account). In addition, the Master Servicer shall transfer to the Certificate Administrator for deposit in the Loan Specific REMIC Distribution Account or the Lower-Tier Distribution Account, as applicable, all amounts required to be transferred thereto on the Master Servicer Remittance Date from the Collection Account, together with any other amounts on deposit in the Collection Account that would otherwise be held for future distribution. Upon confirmation by the Master Servicer in writing that it has transferred all such amounts to the Certificate Administrator, the Custodian shall release or cause to be released to the Certificateholder owning a majority of the Percentage Interests in the Controlling Class, the Master Servicer or the Special Servicer, as applicable, the Mortgage Files for the remaining Mortgage Loans and shall execute all assignments, endorsements and other instruments furnished to it by such purchasing party as shall be necessary to effectuate transfer of the Mortgage Loans and all property acquired in respect of any Mortgage Loan remaining in the Trust Fund, and the Trust Fund shall be liquidated in accordance with this Article IX.

For purposes of this Section 9.01, the Directing Certificateholder with the consent of the Holders of the Controlling Class, shall act on behalf of the Holders of the Controlling Class in purchasing the assets of the Trust Fund and terminating the Trust.

As a condition to the purchase of the assets of the Trust Fund pursuant to this Section 9.01(c), the purchaser shall deliver to the Trustee and the Certificate Administrator an Opinion of Counsel, which shall be at the expense of such purchaser, stating that such termination will be a "qualified liquidation" under Section 860F(a)(4)(A) of the Code. All costs and expenses incurred by any and all parties to this Agreement or by the Trust Fund in connection with the purchase of the Mortgage Loans and other assets of the Trust Fund pursuant to this Section 9.01(c) shall be borne by the party exercising its purchase rights hereunder. The Trustee and the Certificate Administrator shall be entitled to rely conclusively on any determination made by an Independent appraiser pursuant to this subsection (c).

(d)   If the Trust Fund has not been previously terminated pursuant to subsection (c) of this Section 9.01, the Certificate Administrator shall determine as soon as practicable the Distribution Date on which the Certificate Administrator reasonably anticipates, based on information with respect to the Mortgage Loans previously provided to it, that the final distribution will be made to the Holders of outstanding Regular Certificates, notwithstanding that such distribution may be insufficient to distribute in full the Certificate Balance of each Class of Certificates, together with amounts required to be distributed on such Distribution Date pursuant to Section 4.01(b) of this Agreement; provided, that, if no such Classes of Certificates are then outstanding, the final distribution shall be made (i) to the Holders of the Class [R] Interest of any amount remaining in the Collection Accounts, the Loan Specific REMIC Distribution Account or the Lower-Tier Distribution Account, and (ii) to the Holders of the Class [R] Certificates of any amount remaining in the Upper-Tier Distribution Account.

(e)   Notice of any termination of the Trust Fund pursuant to this Section 9.01 shall be mailed by the Certificate Administrator to Certificateholders (with a copy to the Trustee, the Master Servicer, the Special Servicer, the Mortgage Loan Sellers, the Operating Advisor, the Asset Representations Reviewer, the related Serviced Companion Loan Noteholder (if any) and the 17g-5 Information Provider (who shall promptly post such notice to the 17g-5 Information Provider's Website pursuant to Section 3.14(d) of this Agreement)), at their addresses shown in the Certificate Registrar not more than 30 days, and not less than ten days, prior to the Anticipated Termination Date. The notice mailed by the Certificate Administrator to Certificateholders shall:

(i)   specify the Anticipated Termination Date on which the final distribution is anticipated to be made to Holders of Certificates of the Classes specified therein;

(ii)   specify the amount of any such final distribution, if known; and

(iii)   state that the final distribution to Certificateholders will be made only upon presentation and surrender of Certificates at the office of the Paying Agent therein specified.

If the Trust Fund is not terminated on any Anticipated Termination Date for any reason, the Certificate Administrator shall promptly mail notice thereof to each Certificateholder.

(f)   Any funds not distributed on the Termination Date because of the failure of any Certificateholders to tender their Certificates shall be set aside and held in trust for the account of the appropriate non-tendering Certificateholders, whereupon the Trust Fund shall terminate. If any Certificates as to which notice of the Termination Date has been given pursuant to this Section 9.01 shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining Certificateholders, at their last addresses shown in the Certificate Register, to surrender their Certificates for cancellation in order to receive, from such funds held, the final distribution with respect thereto. If within one year after the second notice any Certificate shall not have been surrendered for cancellation, the Certificate Administrator may, directly or through an agent, take appropriate steps to contact the remaining Certificateholders concerning surrender of their Certificates. The costs and expenses of maintaining such funds and of contacting Certificateholders shall be paid out of the assets which remain held. If within two years after the second notice any Certificates shall not have been surrendered for cancellation, the Paying Agent shall pay to the Certificate Administrator all amounts distributable to the Holders thereof, and the Certificate Administrator shall thereafter hold such amounts for the benefit of such Holders until the earlier of (i) its termination as Certificate Administrator hereunder and the transfer of such amounts to a successor certificate administrator and (ii) the termination of the Trust Fund and distribution of such amounts to the Residual Certificateholders. No interest shall accrue or be payable to any Certificateholder on any amount held as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with this Section 9.01. Any amounts remaining in the Excess Interest Distribution Account representing Excess Interest shall be distributed to the Holders of the [ARD CLASS] Certificates.

(g)   Following the date on which the Class [__] Notional Amount, the Class [__] Notional Amount, the Class [__] Notional Amount, and the aggregate Certificate Balance of the [CLASSES] Certificates is reduced to zero, the Sole Certificateholder shall have the right to exchange all of the then-outstanding Certificates (other than (i) the [CLASSES] Certificates if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [__], Class [__], Class [__] and Class [__] Certificates pursuant to the definition of "Sole Certificateholder" and (ii) the [ARD CLASS] and Class [R] Certificates), including the [LOAN SPECIFIC CLASS] Certificates, for all of the Mortgage Loans and each REO Property remaining in the Trust Fund as contemplated by clause (ii) of Section 9.01(a) by giving written notice to all the parties hereto no later than 60 days prior to the anticipated date of exchange; provided that such Sole Certificateholder pays to the Certificate Administrator as additional compensation an amount equal to one day of interest calculated at the Prime Rate on the aggregate Certificate Balance of the Sequential Pay Certificates as of the first day of the current calendar month and such Sole Certificateholder pays to the Master Servicer as additional compensation an amount equal to (i) the product of (a) the Prime Rate, (b) the aggregate Certificate Balance of the then outstanding Certificates (other than the [INTEREST ONLY CLASSES] and Class [R] Certificates) as of the date of the exchange and (c) three, divided by (ii) 360, and such payments shall be treated as made by the Sole Certificateholder directly to the Certificate Administrator and the Master Servicer and not through or by either of the Trust REMICs; provided, further, that if the Holders of the Class [__], Class [__], Class [__] and Class [__] Certificates have assigned their Voting Rights to the "Sole Certificateholder", then the Sole Certificateholder may exchange the Class [__], Class [__], Class [__] and Class [__] Certificates

for all of the Mortgage Loans and each REO Property remaining in the Trust Fund as contemplated by clause (ii) of Section 9.01(a), and the Holders of the Class [__], Class [__], Class [__] and Class [__] Certificates shall be entitled to exchange those Certificates for consideration in an amount to be agreed by the Sole Certificateholder and the Holders of the Class [__], Class [__], Class [__] and Class [__] Certificates (the "Class X Payoff Amount"); provided, that the Class X Payoff Amount shall consist solely of cash or other assets otherwise payable or deliverable by the Trust to the Sole Certificateholder and to no other Person. If the Sole Certificateholder elects to exchange all of the then-outstanding Certificates (other than (i) the Class [__], Class [__], Class [__] and Class [__] Certificates if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [__], Class [__], Class [__] and Class [__] Certificates pursuant to the definition of "Sole Certificateholder" and (ii) the [ARD CLASS] and Class [R] Certificates), including the [LOAN SPECIFIC CLASS] Certificates, for all of the Mortgage Loans and each REO Property remaining in the Trust Fund in accordance with the preceding sentence, such Sole Certificateholder, not later than the Distribution Date on which the final distribution on the Certificates is to occur, shall deposit in the Collection Account an amount in immediately available funds equal to all amounts due and owing to the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee hereunder through the date of the liquidation of the Trust Fund that may be withdrawn from the Collection Account, or an escrow account acceptable to the respective parties hereto, pursuant to Section 3.06(a) of this Agreement or that may be withdrawn from the Distribution Accounts pursuant to Section 3.06(f) and Section 3.06(h) of this Agreement, but only to the extent that such amounts are not already on deposit in the Collection Account. In addition, the Master Servicer shall transfer all amounts required to be transferred to the Certificate Administrator for deposit in the Loan Specific REMIC Distribution Account or the Lower-Tier Distribution Account, as applicable, on such Master Servicer Remittance Date from the Collection Account pursuant to Section 3.05 of this Agreement. Upon confirmation from the Certificate Administrator that such final deposits have been made and following the surrender of all the then-outstanding Certificates (other than (i) the Class [__], Class [__], Class [__] and Class [__] Certificates if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [__], Class [__], Class [__] and Class [__] Certificates pursuant to the definition of "Sole Certificateholder" and (ii) the [ARD CLASS] and Class [R] Certificates), including the [LOAN SPECIFIC CLASS] Certificates, on the final Distribution Date to the Certificate Administrator, the Custodian shall (i) upon receipt of a Request for Release from the Master Servicer, release to the Sole Certificateholder or any designee thereof, the Mortgage Files for the remaining Mortgage Loans and shall execute all assignments, endorsements and other instruments furnished to it by the Sole Certificateholder as shall be necessary to effectuate transfer of the Mortgage Loans and REO Properties remaining in the Trust Fund and (ii) if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [__], Class [__], Class [__] and Class [__] Certificates pursuant to the definition of "Sole Certificateholder", upon receipt of the Class [__], Class [__], Class [__] and Class [__] Certificates, release the Class X Payoff Amount to the Holders of the Class [__], Class [__], Class [__] and Class [__] Certificates, and the Trust Fund shall be liquidated in accordance with this Article IX; provided, that the release of the Class X Payoff Amount to the Holders of the Class [__], Class [__], Class [__] and Class [__] Certificates shall be deemed to be delivery of the Class X Payoff Amount by the Trust to the Sole Certificateholder and by the Sole Certificateholder to the Holders of the Class [__], Class [__], Class [__] and Class [__] Certificates. The remaining Mortgage Loans and REO Properties are deemed distributed to the

Sole Certificateholder in liquidation of the Trust Fund pursuant to this Article IX. Solely for federal income tax purposes, the Sole Certificateholder shall be deemed to have purchased the assets of the Loan Specific REMIC and the Lower-Tier REMIC for an amount equal to the remaining Certificate Balance of its Certificates (other than the [ARD CLASS] and Class [R] Certificates), plus accrued, unpaid interest with respect thereto, and the Certificate Administrator shall credit such amounts against amounts distributable in respect of the Loan Specific REMIC Regular Interest and the Lower-Tier Regular Interests and such Certificates.

(h)   [Reserved].

(i)   The duties of the Operating Advisor under this Agreement will terminate, without cost or expense to the Operating Advisor, upon termination of the Issuing Entity.

ARTICLE X

EXCHANGE ACT REPORTING AND REGULATION AB COMPLIANCE

Section 10.01 Intent of the Parties; Reasonableness. Except with respect to Section 10.08, Section 10.11, Section 10.13, Section 10.14, Section 10.15, Section 10.16 and Section 10.17, the parties hereto acknowledge and agree that the purpose of this Article X is to facilitate compliance by the Depositor (and any Other Depositor of any Other Securitization that includes a Serviced Companion Loan) with the provisions of Regulation AB and related rules and regulations of the Commission. None of the Depositor, the Certificate Administrator or the Trustee shall exercise its rights to request delivery of information or other performance under these provisions other than in reasonable good faith, or for purposes other than compliance with the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and, in each case, the rules and regulations of the Commission thereunder. The parties to this Agreement acknowledge that interpretations of the requirements of Regulation AB may change over time due to interpretive guidance provided by the Commission or its staff, and agree to comply, subject to Section 10.02, with reasonable requests made by the Depositor (or any Other Depositor or Other Trustee of any Other Securitization that includes a Serviced Companion Loan), the Certificate Administrator or the Trustee in reasonable good faith for delivery of information under these provisions on the basis of such evolving interpretations of Regulation AB (to the extent such interpretations require compliance and are not "grandfathered" and do not mandate compliance). In connection with the [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates and any Other Securitization subject to Regulation AB that includes a Serviced Companion Loan, subject to the preceding sentence, each of the parties to this Agreement shall cooperate fully with the Depositor, the Certificate Administrator, the Trustee and any Other Depositor or Other Trustee of any Other Securitization that includes a Serviced Companion Loan, as applicable, to deliver or make available to the Depositor, the Certificate Administrator, the Trustee and any such Other Depositor or Other Trustee, as applicable (including any of their assignees or designees), any and all information in its possession and necessary in the reasonable good faith determination of the Depositor, the Certificate Administrator, the Trustee or such Other Depositor or Other Trustee, as applicable, to permit the Depositor or such Other Depositor, as applicable, to comply with the provisions of Regulation AB, together with such disclosure relating to the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator and the Trustee, as applicable, and any

Servicing Function Participant, or the Servicing of the Mortgage Loans (other than a Non-Serviced Mortgage Loan) (or, if applicable, the related Serviced Companion Loan), reasonably believed by the Depositor, the Certificate Administrator, the Trustee or the related Other Depositor or the related Other Trustee, as applicable, in good faith to be necessary in order to effect such compliance. Each party to this Agreement shall have a reasonable period of time to comply with any written request made under this Section 10.01, but in any event, shall, upon reasonable advance written request, provide information in sufficient time to allow the Depositor, the Certificate Administrator or the Trustee, as applicable, to satisfy any related filing requirements.

For purposes of this Article X, to the extent any party has an obligation to exercise commercially reasonable efforts to cause a third party to perform, such party hereunder shall not be required to bring any legal action against such third party in connection with such obligation.

Section 10.02 Notification Requirements and Deliveries in Connection with securitization of a Serviced Companion Loan. (a) Any other provision of this Article X to the contrary notwithstanding, including, without limitation, any deadlines for delivery set forth in this Article X, in connection with the requirements contained in this Article X that provide for the delivery of information and other items to, and the cooperation with, the Other Depositor and Other Trustee of any Other Securitization that includes a Serviced Companion Loan and is subject to Regulation AB, no party hereunder shall be obligated to provide any such items to or cooperate with such Other Depositor or Other Trustee (i) until the Other Depositor or Other Trustee of such Other Securitization has provided each party hereto with not less than 30 days written notice (which shall only be required to be delivered once) stating that such Other Securitization is subject to Regulation AB and that the Other Securitization is subject to Exchange Act reporting, and (ii) specifying in reasonable detail the information and other items requested to be delivered (insofar as such information or other items are not expressly identified herein); provided, that if Exchange Act reporting is being requested, such Other Depositor or Other Trustee is only required to provide a single written notice to such effect. Any reasonable cost and expense of the Master Servicer, Special Servicer, Operating Advisor, the Asset Representations Reviewer, Trustee and Certificate Administrator in cooperating with such Other Depositor or Other Trustee of such Other Securitization (above and beyond their expressed duties hereunder) shall be the responsibility of such Other Depositor or Other Securitization. The parties hereto shall have the right to request written confirmation from the Other Depositor or Other Trustee of such Other Securitization as to whether Regulation AB or the Exchange Act requires the delivery of the items identified in this Article X to such Other Depositor and Other Trustee of such Other Securitization prior to providing any of the reports or other information required to be delivered under this Article X in connection therewith and if any such party makes such a request, then (i) upon such requesting party's receipt of such written confirmation, such requesting party shall comply with the deadlines for delivery set forth in this Article X with respect to such Other Securitization and (ii) until such requesting party's receipt of such written confirmation, such party shall not be required to deliver such items. The parties hereunder shall also have the right to require that such Other Depositor provide them with the contact details of such Other Depositor, Other Trustee and any other parties to the Other Pooling and Servicing Agreement relating to such Other Securitization.

(b)   Each of the Master Servicer, the Special Servicer, the Certificate Administrator and the Trustee shall, upon reasonable prior written request given in accordance with the terms of Section 10.02(a) above, and subject to a right of the Master Servicer, the Special Servicer, the Certificate Administrator or the Trustee, as the case may be, to review and approve such disclosure materials, permit a holder of a related Serviced Companion Loan to use such party's description contained in the Prospectus (updated as appropriate by the Master Servicer, the Special Servicer, the Certificate Administrator or the Trustee, as applicable) for inclusion in the disclosure materials relating to any securitization of a Serviced Companion Loan.

(c)   The Master Servicer, the Special Servicer, the Certificate Administrator and the Trustee, upon reasonable prior written request given in accordance with the terms of Section 10.02(a) above, shall each timely provide (to the extent the reasonable out-of-pocket cost thereof is paid or caused to be paid by the requesting party) to the Other Depositor and any underwriters with respect to any Other Securitization that includes a Serviced Companion Loan such opinion(s) of counsel, certifications and/or indemnification agreement(s) with respect to the updated description referred in Section 10.02(b) with respect to such party, substantially identical to those, if any, delivered by the Master Servicer, the Special Servicer, the Certificate Administrator or the Trustee, as the case may be, or their respective counsel, in connection with the information concerning such party in the Prospectus and/or any other disclosure materials relating to this Trust (updated as deemed appropriate by the Master Servicer, the Special Servicer, the Certificate Administrator or the Trustee, or their respective legal counsel, as the case may be). Neither the Master Servicer, the Special Servicer, the Certificate Administrator or the Trustee shall be obligated to deliver any such item with respect to the securitization of a Serviced Companion Loan if it did not deliver a corresponding item with respect to this Trust.

(d)   Each of the Master Servicer, the Special Servicer, the Certificate Administrator and the Trustee, upon reasonable prior written request given in accordance with the terms of Section 10.02(a) above, shall provide (to the extent the reasonable out-of-pocket cost thereof is paid or caused to be paid by the applicable party set forth below in this Section 10.02(d)) to the Other Depositor and the Other Trustee under the Other Pooling and Servicing Agreement related to any Other Securitization the following: (i) any information (including, but not limited to, disclosure information) required for such Other Securitization to comply in a timely manner with applicable filing requirements under Items 1.01 and 6.02 of Form 8-K and (ii) such opinion(s) of counsel, certifications and/or indemnification agreement(s) with respect to such information that are substantially similar to those delivered by the Master Servicer, the Special Servicer, the Certificate Administrator or the Trustee, as the case may be, or their respective counsel, in connection with the information concerning such party in the Prospectus and/or any other disclosure materials relating to this Trust.

In the case of a Form 8-K that is filed by or on behalf of an Other Securitization in connection with the closing of this [NAME OF ISSUING ENTITY] securitization transaction, the reasonable out-of-pocket cost of the information, opinion(s) of counsel, certifications and indemnification agreement(s) provided by or on behalf of the Master Servicer, the Special Servicer, the Certificate Administrator or the Trustee, as the case may be, pursuant to this Section 10.02(d) shall be paid or caused to be paid (pursuant to a payment arrangement reasonably acceptable to the delivering party and the receiving party and agreed to as a condition

precedent to delivery of such items) by the applicable mortgage loan seller that transferred the related Serviced Companion Loan to the related Other Depositor for inclusion in such Other Securitization.

In the case of a Form 8-K that is filed by or on behalf of an Other Securitization as a result of the termination, removal, resignation or any other replacement of the Master Servicer, the Special Servicer, the Trustee or the Certificate Administrator under this Agreement, the out-of-pocket cost of the information, opinion(s) of counsel, certifications and indemnification agreement(s) provided by or on behalf of the Master Servicer, the Special Servicer, the Certificate Administrator or the Trustee, as the case may be, pursuant to this Section 10.02(d) shall be paid or caused to be paid by the same party or parties required to pay the costs and expenses relating to such termination, removal, resignation or other replacement pursuant to this Agreement.

Section 10.03 Information to be Provided by the Master Servicer and the Special Servicer. (a) For so long as the Trust is subject to the reporting requirements of the Exchange Act and for so long as any Other Securitization that includes a Serviced Companion Loan is subject to the reporting requirements of the Exchange Act (in addition to any requirements contained in Section 10.09) in connection with the succession to the Master Servicer, Special Servicer or any Servicing Function Participant (if such Servicing Function Participant is a servicer as contemplated by Item 1108(a)(2) of Regulation AB) as servicer or Sub-Servicer under or as contemplated by this Agreement or any related Other Pooling and Servicing Agreement by any Person (i) into which the Master Servicer, Special Servicer or such Servicing Function Participant may be merged or consolidated, (ii) which may be appointed as a sub-servicer (other than the appointment of a Mortgage Loan Seller Sub-Servicer) by a Master Servicer or Special Servicer, or (iii) that is appointed as a successor Master Servicer or successor Special Servicer pursuant to Section 3.22 or Section 7.02, the Master Servicer, the Special Servicer or any Servicing Function Participant (with respect to the foregoing clauses (i) and (ii)) or the successor Master Servicer or the successor Special Servicer (with respect to the foregoing clause (iii)) shall, as a condition to such succession and at the reasonable expense of the same party or parties required to pay the costs and expenses relating to such succession pursuant to this Agreement, provide to the Depositor and to any Other Depositor related to any Other Securitization that includes a Serviced Companion Loan, at least 5 Business Days (other than a succession or appointment pursuant to Section 7.01(b) for which notice shall be delivered as soon as reasonably practicable) prior to the effective date of such succession or appointment as long as such disclosure prior to such effective date would not be violative of any applicable law or confidentiality agreement, otherwise no later than the second Business Day after such effective date, but in no event later than the time required pursuant to Section 10.09, (x) written notice to the Trustee, the Certificate Administrator and the Depositor (and any Other Trustee and Other Depositor related to any Other Securitization that includes a Serviced Companion Loan) of such succession or appointment, (y) in writing and in form and substance reasonably satisfactory to the Trustee, the Certificate Administrator and the Depositor (or any Other Trustee or Other Depositor of any Other Securitization that includes a Serviced Companion Loan), all information relating to such successor reasonably requested by the Depositor (or such Other Depositor) so that it may comply with its reporting obligation under Items 1.01 and 6.02 of Form 8-K with respect to any Class of Certificates or Serviced Companion Loan Securities and (z) such opinion(s) of counsel, certifications and/or indemnification agreement(s) with respect to such

information that are substantially similar to those delivered by the Master Servicer or the Special Servicer, as the case may be, or their respective counsel, in connection with the information concerning such party in the Prospectus and/or any other disclosure materials relating to this Trust.

Section 10.04 <u>Information to be Provided by the Trustee</u>. (a) For so long as the Trust is subject to the reporting requirements of the Exchange Act, (in addition to any requirements contained in <u>Section 10.09</u>) in connection with the succession to the Trustee as Trustee or appointment of a co-Trustee under this Agreement by any Person (i) into which the Trustee may be merged or consolidated, (ii) which may be appointed as a co-Trustee or separate Trustee pursuant to <u>Section 8.10</u>, or (iii) that is appointed as a successor Trustee pursuant <u>Section 8.08</u>, the Trustee (with respect to the foregoing clauses (i) and (ii)) or the successor Trustee (with respect to the foregoing clause (iii)) shall, as a condition to such succession and at the reasonable expense of the same party or parties required to pay the costs and expenses relating to such succession pursuant to this Agreement, provide to the Depositor and to the Other Depositor related to any Other Securitization that includes a Serviced Companion Loan, at least 5 calendar days prior to the effective date of such succession or appointment as long as such disclosure prior to such effective date would not be violative of any applicable law or confidentiality agreement, otherwise immediately following such effective date, but in no event later than the time required pursuant to <u>Section 10.09</u>, (x) written notice to the Depositor, and to the Other Depositor related to any Other Securitization that includes a Serviced Companion Loan, of such succession or appointment, (y) in writing and in form and substance reasonably satisfactory to the Depositor, and to the Other Depositor related to any Other Securitization that includes a Serviced Companion Loan, all information reasonably requested by the Depositor, or such Other Depositor, so that it may comply with its reporting obligation under Items 1.01 and 6.02 of Form 8-K with respect to any Class of Certificates or Serviced Companion Loan Securities and (z) such opinion(s) of counsel, certifications and/or indemnification agreement(s) with respect to such information that are substantially similar to those delivered by the Trustee or their respective counsel, in connection with the information concerning such party in the Prospectus and/or any other disclosure materials relating to this Trust.

Section 10.05 <u>Filing Obligations</u>. (a) Each of the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator and the Trustee shall, and each of the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator and the Trustee, as applicable, shall use commercially reasonable efforts to cause each Servicing Function Participant (other than (x) any party to this Agreement or (y) a Mortgage Loan Seller Sub-Servicer) with which it has entered into a servicing relationship with respect to the Mortgage Loans (other than a Non-Serviced Mortgage Loan) to, reasonably cooperate with the Certificate Administrator and the Depositor (and any Other Trustee or Other Depositor related to any Other Securitization that includes a Serviced Companion Loan) in connection with the Certificate Administrator's and Depositor's (or such Other Trustee's or Other Depositor's) good faith efforts to satisfy the Trust's (or such Other Securitization's) reporting requirements under the Exchange Act.

(b) [It is hereby acknowledged that the Mortgaged Property securing the Mortgage Loan identified on the Mortgage Loan Schedule as [LOAN NAME] is a Significant

Obligor, and, accordingly, Item 6 of Form 10-D and Item 1112(b)(1) of Form 10-K provide for the inclusion of updated net operating income for the Mortgaged Property, as required by Item 1112(b)(1) of Regulation AB, (i) on the related Form 10-D to be filed by the Trust (on a quarterly basis) on or before the related Significant Obligor NOI Quarterly Filing Deadline or (ii) on each Form 10-K filed by the Trust, as applicable. The parties hereto acknowledge that the date on which financial statements are required to be delivered to the Mortgage Loan Seller under the [LOAN NAME] is [__] days following the end of each fiscal quarter or [__] days following the end of each fiscal year, as applicable, as set forth in Section [____] of the related loan agreement).

To the extent that the Master Servicer or the Special Servicer, as applicable, is in receipt of the updated financial statements of the Significant Obligor for any calendar quarter (other than the fourth calendar quarter of any calendar year) or the updated financial statements of the Significant Obligor for any calendar year, as applicable, the Master Servicer or the Special Servicer, as applicable, shall deliver to the Certificate Administrator, on or prior to the day that occurs two Business Days prior to the related Significant Obligor NOI Quarterly Filing Deadline or seven Business Days prior to the related Significant Obligor NOI Yearly Filing Deadline, as applicable, (A) if such financial statement receipt occurs 12 or more Business Days prior to the related Significant Obligor NOI Quarterly Filing Deadline or 17 or more Business Days prior to the related Significant Obligor NOI Yearly Filing Deadline, as applicable, such financial statements of the Significant Obligor, together with a statement of the Master Servicer's or the Special Servicer's, as applicable, calculation of the Significant Obligor's net operating income for the applicable period that will be included in subsequent reports that form a part of the CREFC® Investor Reporting Package and (B) if such financial statement receipt occurs less than 12 Business Days prior to the related Significant Obligor NOI Quarterly Filing Deadline or less than 17 Business Days prior to the related Significant Obligor NOI Yearly Filing Deadline, as applicable, such financial statements of the Significant Obligor, together with the net operating income for the applicable period as reported by the related Borrower in such financial statements.

In the event that the Master Servicer does not receive financial information satisfactory for the Depositor to comply with Item 6 of Form 10-D or Item 1112(b)(1) of Form 10-K, as the case may be, regarding the Significant Obligor with respect to the [LOAN NAME] within ten Business Days after the date such financial information is required to be delivered under the related Loan Documents, the Master Servicer shall notify the Depositor that it has not received them. The Master Servicer shall use efforts consistent with the Servicing Standard (taking into account, in addition, the ongoing reporting obligations of the Depositor under the Exchange Act) to obtain periodic financial statements of the related Borrower under the related Loan Documents.

The Master Servicer shall retain written evidence of each instance in which it attempts to contact the Borrower related to the [LOAN NAME] to obtain the required financial information and is unsuccessful and, within five (5) Business Days prior to the date in which a Form 10-D or Form 10-K, as applicable, is required to be filed by the Trust, shall forward an Officer's Certificate evidencing its attempts to obtain this information to the Certificate Administrator and the Depositor. This Officer's Certificate should be addressed to the Certificate Administrator at its Corporate Trust Office.

If the Certificate Administrator has not received financial information satisfactory to comply with Item 6 of Form 10-D or Item 1112(b)(1) of Form 10-K, as the case may be, it shall include the following statement (to the extent such statement is accurate) with respect to Item 6 on the related Form 10-D or Item 1112(b)(1) on the related Form 10-K: "The information required for this [Item 6] [Item 1112(b)(1)] rests with a person or entity which is not affiliated with the registrant. Oral and written requests have been made on behalf of the registrant, to the extent required under the related pooling and servicing agreement, to obtain the information required for this [Item 6] [Item 1112(b)(1)], and the registrant has been unable to obtain such information to include on this [Form 10-D] [Form 10-K] by the related filing deadline. The information is therefore being omitted herefrom in reliance on Rule 12b-21 under the Securities Exchange Act of 1934, as amended" or such other statement as directed by the Depositor.]

(c)   With respect to any Mortgaged Property that secures a Serviced Companion Loan that the Other Depositor has notified the Master Servicer in writing is a "significant obligor" (within the meaning of Item 1101(k) of Regulation AB) with respect to an Other Securitization that includes such Serviced Companion Loan, the Master Servicer shall, after receipt of updated net operating income information, (x) promptly deliver the financial statements of such "significant obligor" to the Other Depositor and Other Trustee of such Other Securitization together with a statement of its calculation of the net operating income for the applicable period and (y) update the columns of the CREFC® Loan Periodic Update File for (i) the next applicable Distribution Date if the Master Servicer receives such updated net operating income information at least ten Business Days prior to the Determination Date related to such Distribution Date or (ii) the second succeeding Distribution Date if the Master Servicer does not receive such updated net operating income information prior to the date set forth in clause (i) related to such "significant obligor" as described in the last sentence of the first paragraph of the above clause (b).

If the Master Servicer does not receive financial information satisfactory to comply with Item 6 of Form 10-D or Item 1112(b)(1) of Form 10-K, as the case may be, of such "significant obligor" within ten Business Days after the date such financial information is required to be delivered under the related Loan Documents, the Master Servicer shall notify the Other Depositor with respect to such Other Securitization that includes the related Serviced Companion Loan (or the Master Servicer shall cause a Sub-Servicer to notify such Other Depositor) that it has not received them. The Master Servicer shall use efforts consistent with the Servicing Standard (taking into account, in addition, the ongoing reporting obligations of such Other Depositor under the Exchange Act) to obtain the periodic financial statements of the related Borrower under the related Loan Documents.

The Master Servicer shall (or shall cause a Sub-Servicer to) retain written evidence of each instance in which it (or a Sub-Servicer) attempts to contact the borrower related to such "significant obligor" to obtain the required financial information and is unsuccessful and, within five (5) Business Days prior to the date in which a Form 10-D or Form 10-K, as applicable, is required to be filed by the Other Securitization, shall forward an Officer's Certificate evidencing its attempts to obtain this information to the certificate administrator and Other Depositor related to such Other Securitization. This Officer's Certificate should be addressed to the certificate administrator at its corporate trust office, as specified in the related Other Pooling and Servicing Agreement.

Section 10.06 <u>Form 10-D Filings</u>. Within 15 days after each Distribution Date (subject to permitted extensions under the Exchange Act), the Certificate Administrator shall prepare and file on behalf of the Trust any Form 10-D required by the Exchange Act and the rules and regulations of the Commission thereunder, in form and substance as required by the Exchange Act and such rules and regulations. A duly authorized representative of the Depositor shall sign each Form 10-D filed on behalf of the Trust. The Certificate Administrator shall file each Form 10-D with a copy of the related Distribution Date Statement attached thereto; provided that the Certificate Administrator shall redact from such Distribution Date Statement any information relating to the ratings of the Certificates and the identity of the Rating Agencies. Any disclosure in addition to the Distribution Date Statement that is required to be included on Form 10-D ("<u>Additional Form 10-D Disclosure</u>") shall, pursuant to the paragraph immediately below, be reported by the parties set forth on <u>Schedule IV</u> and directed to the Certificate Administrator and the Depositor for approval by the Depositor. The Certificate Administrator will have no duty or liability for any failure hereunder to determine or prepare any Additional Form 10-D Disclosure (other than such Additional Form 10-D Disclosure which is to be reported by it as set forth on <u>Schedule IV</u>) absent such reporting, direction and approval after the date hereof. The Certificate Administrator shall include in any Form 10-D filed by it, without limitation, to the extent such information is provided to the Certificate Administrator by the Depositor for inclusion therein, (i) the information required by Rule 15Ga-1(a) under the Exchange Act concerning all assets of the Trust that were subject of a demand to repurchase or replace for breach of the representations and warranties and (ii) a reference to the most recent Form ABS-15G filed by the Depositor and each Mortgage Loan Seller, if applicable, and the Commission assigned "Central Index Key" number for each such filer. The Certificate Administrator and the Depositor shall be entitled together to determine the manner of the presentation of such information (including the dates as of which such information is presented) in accordance with applicable laws and regulations.

For so long as the Trust is subject to the reporting requirements of the Exchange Act and for so long as any Other Securitization that includes a Serviced Companion Loan is subject to the reporting requirements of the Exchange Act, within five calendar days after the related Distribution Date, (i) the parties listed on <u>Schedule IV</u> hereto shall be required to provide to the Certificate Administrator and the Depositor (and in the case of any Servicing Function Participant with a copy to the Master Servicer) (and to any Other Trustee or Other Depositor related to any Other Securitization that includes a Serviced Companion Loan), to the extent a Servicing Officer or Responsible Officer, as the case may be, thereof has actual knowledge (other than Item 1117 of Regulation AB as to such party which shall be reported if actually known by any Servicing Officer or Responsible Officer, as the case may be or any lawyer in the in house legal department of such party), in EDGAR Compatible Format, or in such other format as otherwise agreed upon by the Certificate Administrator and the Depositor (or such Other Trustee and Other Depositor) and such party, the form and substance of the Additional Form 10-D Disclosure described on <u>Schedule IV</u> applicable to such party, (ii) the parties listed on <u>Schedule IV</u> hereto shall include with such Additional Form 10-D Disclosure, an Additional Disclosure Notification in the form attached hereto as <u>Exhibit CC</u> and (iii) the Certificate Administrator shall, at any time prior to filing the related Form 10-D, provide prompt notice to the Depositor to the extent that the Certificate Administrator is notified of an event reportable on Form 10-D for which it has not received the necessary Additional Form 10-D Disclosure from the applicable party. No later than the 7th calendar day after the Distribution Date, the Depositor

will approve, as to form and substance, or disapprove, as the case may be, the inclusion of the Additional Form 10-D Disclosure on Form 10-D; provided that if the Certificate Administrator does not receive a response from the Depositor by such time the Depositor will be deemed to have consented to the inclusion of such Additional Form 10-D Disclosure. Other than to the extent provided for in clause (iii) above, the Certificate Administrator has no duty under this Agreement to monitor or enforce the performance by the parties listed on Schedule IV of their duties under this paragraph or proactively solicit or procure from such parties any Additional Form 10-D Disclosure information. The Depositor will be responsible for any reasonable fees assessed and any expenses incurred by the Certificate Administrator in connection with including any Additional Form 10-D Disclosure on Form 10-D pursuant to this paragraph.

After preparing the Form 10-D, the Certificate Administrator shall forward electronically a copy of the Form 10-D to the Depositor for review and approval; provided that the Certificate Administrator shall use its reasonable best efforts to provide such copy to the Depositor by the 8th day after the Distribution Date. No later than the end of business on the 4th Business Day prior to the filing date, the Depositor shall notify the Certificate Administrator in writing (which may be furnished electronically) of any changes to or approval of such Form 10-D, and no later than the 2nd Business Day prior to the filing, a duly authorized representative of the Depositor shall sign the Form 10-D and return an electronic or fax copy of such signed Form 10-D (with an original executed hard copy to follow by overnight mail) to the Certificate Administrator. The Certificate Administrator shall file such Form 10-D, upon signature thereof as provided in Section 10.16, not later than (i) 5:30 p.m. (New York City time) on the 15th calendar day after the related Distribution Date or (ii) if agreed to prior to the time set forth in clause (i) above, such other time as the Depositor and the Certificate Administrator mutually agree is permitted by the Commission for the filing such Form 10-D. If a Form 10-D cannot be filed on time or if a previously filed Form 10-D needs to be amended, the Certificate Administrator shall follow the procedures set forth in Section 10.10(b). After filing with the Commission, the Certificate Administrator shall, pursuant to Section 4.02(b), make available on the Certificate Administrator's website a final executed copy of each Form 10-D prepared and filed by the Certificate Administrator. The parties to this Agreement acknowledge that the performance by the Certificate Administrator of its duties under this Section 10.06 related to the timely preparation and filing of Form 10-D is contingent upon such parties (and any Additional Servicer or Servicing Function Participant) observing all applicable deadlines in the performance of their duties under this Section 10.06. The Certificate Administrator shall have no liability for any loss, expense, damage, claim arising out of or with respect to any failure to properly prepare or file such Form 10-D where such failure results from the Certificate Administrator's inability or failure to receive on a timely basis any information from any other party hereto needed to prepare, arrange for execution or file such Form 10-D, not resulting from its own negligence, bad faith or willful misconduct.

Form 10-D requires the registrant to indicate (by checking "yes" or "no") that it "(1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days." The Depositor hereby represents to the Certificate Administrator that the Depositor has filed all such required reports during the preceding 12 months and that it has been subject to such filing requirement for the past 90 days. The Depositor shall notify the Certificate Administrator in

writing, no later than the 5th calendar day after the related Distribution Date during any year in which the Trust is required to file a Form 10-D if the answer to the questions should be "no"; provided that if the failure of the Depositor to have filed such required reports arises in connection with the securitization contemplated by this Agreement, the Certificate Administrator shall be deemed to have notice of such failure (only with respect to Exchange Act reports prepared or required to be prepared and filed by the Certificate Administrator) without being notified by the Depositor; provided, further, that in connection with the delivery of any notice contemplated by this sentence, the Depositor may instruct the Certificate Administrator that such notice shall be effective for a period (not to exceed 12 months) from the date of such notice, in which case no further notice from the Depositor shall be required during such specified period. The Certificate Administrator shall be entitled to rely on such representations in preparing, executing and/or filing any Form 10-D.

Section 10.07 Form 10-K Filings. Within 90 days after the end of each fiscal year of the Trust or such earlier date as may be required by the Exchange Act (the "10-K Filing Deadline") (it being understood that the fiscal year for the Trust ends on December 31st of each year), commencing with fiscal year 20[__], the Certificate Administrator shall prepare and file on behalf of the Trust a Form 10-K, in form and substance as required by the Exchange Act. Each such Form 10-K shall include the following items, in each case to the extent they have been delivered to the Certificate Administrator within the applicable time frames set forth in this Agreement:

(i)   an annual compliance statement for each applicable Certifying Servicer, as described under Section 10.11;

(ii)   (A) the annual reports on assessment of compliance with servicing criteria for each applicable Reporting Servicer, as described under Section 10.12, and (B) if any Reporting Servicer's report on assessment of compliance with servicing criteria described under Section 10.12 identifies any material instance of noncompliance, disclosure identifying such instance of noncompliance, or if any Reporting Servicer's report on assessment of compliance with servicing criteria described under Section 10.12 is not included as an exhibit to such Form 10-K, disclosure that such report is not included and an explanation as to why such report is not included;

(iii)   (A) the registered public accounting firm attestation report for each Reporting Servicer, as described under Section 10.13, and (B) if any registered public accounting firm attestation report described under Section 10.13 identifies any material instance of noncompliance, disclosure identifying such instance of noncompliance, or if any such registered public accounting firm attestation report is not included as an exhibit to such Form 10-K, disclosure that such report is not included and an explanation as to why such report is not included; and

(iv)   a Sarbanes-Oxley Certification as described in Section 10.08.

Any disclosure or information in addition to (i) through (iv) above that is required to be included on Form 10-K ("Additional Form 10-K Disclosure") shall, pursuant to the paragraph immediately below, be reported by the parties set forth on Schedule V hereto to the Depositor and the Certificate Administrator (and to any Other Depositor or Other Trustee related

to any Other Securitization that includes a Serviced Companion Loan) and approved by the Depositor (and such Other Depositor), and the Certificate Administrator (or such Other Trustee) will have no duty or liability for any failure hereunder to determine or prepare any Additional Form 10-K Disclosure (other than such Additional Form 10-K Disclosure which is to be reported by it as set forth on Schedule V) absent such reporting and approval.

Not later than the end of each fiscal year for which the Trust (or any Other Securitization that includes a Serviced Companion Loan) is required to file a Form 10-K, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator and the Trustee shall provide the other parties to this Agreement and the Mortgage Loan Sellers (and the parties to any Other Pooling and Servicing Agreement with respect to any Other Securitization that includes such Serviced Companion Loan) with written notice of the name and address of each Servicing Function Participant retained by such party. Not later than the end of each year for which the Trust is required to file a Form 10-K, (i) the Certificate Administrator shall upon request provide to each Mortgage Loan Seller, Other Depositor and Other Trustee written notice of any change in the identity of any party to this Agreement, including the name and address of any new party to this Agreement and (ii) the Master Servicer or the Special Servicer, as applicable, shall provide to each related Mortgage Loan Seller written notice of any change in the identity of any Sub-Servicer that is a Servicing Function Participant or an Additional Servicer engaged by the Master Servicer or the Special Servicer, as applicable, including the name and address of any new Sub-Servicer that is a Servicing Function Participant or an Additional Servicer.

With respect to any Other Securitization that includes a Serviced Companion Loan, not later than the end of each year for which the Other Securitization trust is required to file a Form 10-K, (i) the Certificate Administrator shall upon request provide to each mortgage loan seller with respect to such Other Securitization written notice of any change in the identity of any party to this Agreement, including the name and address of any new party to this Agreement and (ii) the Master Servicer or the Special Servicer, as applicable, shall provide to each such mortgage loan seller written notice of any change in the identity of any Sub-Servicer that is a Servicing Function Participant or an Additional Servicer engaged by the Master Servicer or the Special Servicer for the servicing of such Serviced Whole Loan, as applicable, including the name and address of any new Sub-Servicer that is a Servicing Function Participant or an Additional Servicer.

For so long as the Trust (or any Other Securitization that includes a Serviced Companion Loan) is subject to the reporting requirements of the Exchange Act, by March 10th (with a grace period through March 15th), commencing in March 20[__] (i) the parties listed on Schedule V hereto shall be required to provide to the Certificate Administrator and the Depositor (and in the case of any Servicing Function Participant with a copy to the Master Servicer) (and to any Other Depositor or Other Trustee related to any Other Securitization that includes a Serviced Companion Loan), to the extent a Servicing Officer or a Responsible Officer, as the case may be, thereof has actual knowledge (other than with respect to Items 1117 and 1119 of Regulation AB as to such party which shall be reported if actually known by any Servicing Officer or any lawyer in the in house legal department of such party), in EDGAR Compatible Format (to the extent available to such party in such format), or in such other form as otherwise agreed upon by the Certificate Administrator and the Depositor (or such Other Trustee and Other Depositor) and

such party, the form and substance of the Additional Form 10-K Disclosure described on Schedule V applicable to such party, (ii) include with such Additional Form 10-K Disclosure, an Additional Disclosure Notification in the form attached hereto as Exhibit CC and (iii) the Certificate Administrator shall, at any time prior to filing the related Form 10-K, provide prompt notice to the Depositor to the extent that the Certificate Administrator is notified of an event reportable on Form 10-K for which it has not received the necessary Additional Form 10-K Disclosure from the applicable party. No later than March 15th, the Depositor will approve, as to form and substance, or disapprove, as the case may be, the inclusion of the Additional Form 10-K Disclosure on Form 10-K; provided that if the Certificate Administrator does not receive a response from the Depositor by such time the Depositor will be deemed to have consented to the inclusion of such Additional Form 10-K Disclosure. Other than to the extent provided for in clause (iii) above, the Certificate Administrator has no duty under this Agreement to monitor or enforce the performance by the parties listed on Schedule V of their duties under this paragraph or proactively solicit or procure from such parties any Additional Form 10-K Disclosure information. The Depositor will be responsible for any reasonable fees assessed and any expenses incurred by the Certificate Administrator in connection with including any Additional Form 10-K Disclosure on Form 10-K pursuant to this paragraph.

After preparing the Form 10-K, on or prior to the 6th Business Day prior to the 10-K Filing Deadline, the Certificate Administrator shall forward electronically a copy of the Form 10-K to the Depositor for review and approval. Within three Business Days after receipt of such copy, but no later than March 24th, the Depositor shall notify the Certificate Administrator in writing (which may be furnished electronically) of any changes to or approved of such Form 10-K. No later than 5:00 p.m., New York City time, on the 4th Business Day prior to the 10-K Filing Deadline, a senior officer in charge of securitization of the Depositor shall sign the Form 10-K and return an electronic or fax copy of such signed Form 10-K (with an original executed hard copy to follow by overnight mail) to the Certificate Administrator. The Certificate Administrator shall file such Form 10-K, upon signature thereof as provided in Section 10.16, not later than (i) 5:30 p.m. (New York City time) on the 10-K Filing Deadline or (ii) such other time as the Depositor and the Certificate Administrator mutually agree is permitted by the Commission for the filing such Form 10-K, of each year in which a report on Form 10-K is required to be filed by the Trust. If a Form 10-K cannot be filed on time or if a previously filed Form 10-K needs to be amended, the Certificate Administrator will follow the procedures set forth in Section 10.10(b). After filing with the Commission, the Certificate Administrator shall, pursuant to Section 4.02(b), make available on its internet website a final executed copy of each Form 10-K prepared and filed by the Certificate Administrator. The parties to this Agreement acknowledge that the performance by the Certificate Administrator of its duties under this Section 10.07 related to the timely preparation and filing of Form 10-K is contingent upon such parties (and any Additional Servicer or Servicing Function Participant) observing all applicable deadlines in the performance of their duties under this Article X. The Certificate Administrator shall have no liability with respect to any failure to properly prepare or file such Form 10-K resulting from the Certificate Administrator's inability or failure to receive from any other party any information needed to prepare, arrange for execution or file such Form 10-K on a timely basis, not resulting from its own negligence, bad faith or willful misconduct.

Form 10-K requires the registrant to indicate (by checking "yes" or "no") that it "(1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during

the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days." The Depositor hereby represents to the Certificate Administrator that the Depositor has filed all such required reports during the preceding 12 months and that it has been subject to such filing requirement for the past 90 days. The Depositor shall notify the Certificate Administrator in writing, no later than the 15th calendar day of March during any year in which the Trust is required to file a Form 10-K if the answer to the questions should be "no"; provided that if the failure of the Depositor to have filed such required reports arises in connection with the securitization contemplated by this Agreement, the Certificate Administrator shall be deemed to have notice of such failure (only with respect to Exchange Act reports prepared or required to be prepared and filed by the Certificate Administrator) without being notified by the Depositor; provided, further, that in connection with the delivery of any notice contemplated by this sentence, the Depositor may instruct the Certificate Administrator that such notice shall be effective for a period (not to exceed 12 months) from the date of such notice, in which case no further notice from the Depositor shall be required during such specified period. The Certificate Administrator shall be entitled to rely on such representations in preparing, executing and/or filing any Form 10-K.

Section 10.08 Sarbanes-Oxley Certification. Each Form 10-K shall include a certification (the "Sarbanes-Oxley Certification"), as set forth in Exhibit W attached hereto, required to be included therewith pursuant to the Sarbanes-Oxley Act. Each Reporting Servicer shall, and each Reporting Servicer shall use commercially reasonable efforts to cause each Servicing Function Participant (other than (x) any party to this Agreement or (y) a Mortgage Loan Seller Sub-Servicer) with which it has entered into a servicing relationship with respect to the Mortgage Loans (other than a Non-Serviced Mortgage Loan), to provide to the Person who signs the Sarbanes-Oxley Certification for the Trust or any Other Securitization that includes a Serviced Companion Loan (the "Certifying Person"), by March 10th (with a grace period through March 15th) of each year in which the Trust is subject to the reporting requirements of the Exchange Act and of each year in which any Other Securitization that includes a Serviced Companion Loan is subject to the reporting requirements of the Exchange Act, a certification (each, a "Performance Certification"), in the form attached hereto as Exhibit O, Exhibit P, Exhibit Q, Exhibit R, Exhibit S, Exhibit T, Exhibit U or Exhibit V, as applicable, upon which the Certifying Person, the entity for which the Certifying Person acts as an officer, and such entity's officers, directors and Affiliates (collectively with the Certifying Person, "Certification Parties") can reasonably rely. The senior officer in charge of securitization of the Depositor shall serve as the Certifying Person on behalf of the Trust. The Certifying Person at the Depositor can be contacted at Deutsche Mortgage & Asset Receiving Corporation at 60 Wall Street, New York, New York 10005, Attention: Lainie Kaye, with a copy to Salvatore Palazzolo, Esq. If any Reporting Servicer is terminated or resigns pursuant to the terms of this Agreement, or any applicable Sub-Servicing Agreement, such Reporting Servicer shall provide a Performance Certification to the Certifying Person pursuant to this Section 10.08 with respect to the period of time it was subject to this Agreement or the applicable Sub-Servicing Agreement. Notwithstanding the foregoing, the Trustee shall not be required to deliver a Performance Certification with respect to any period during which there was no Relevant Servicing Criteria applicable to it, and the Asset Representations Reviewer shall not be required to deliver a Performance Certification with respect to any period during which there was no Relevant Servicing Criteria applicable to it.

Notwithstanding the foregoing, nothing in this Section 10.08 shall require any Reporting Servicer (i) to certify or verify the accurateness or completeness of any information provided to such Reporting Servicer by third parties (other than a Sub-Servicer, Additional Servicer or any other third party retained by it that is not a Sub-Servicer listed on Exhibit X or a Sub-Servicer appointed pursuant to Section 3.01(c)), (ii) to certify information other than to such Reporting Servicer's knowledge and in accordance with such Reporting Servicer's responsibilities hereunder or (iii) with respect to completeness of information and reports, to certify anything other than that all fields of information called for in written reports prepared by such Reporting Servicer have been completed except as they have been left blank on their face.

Each Performance Certification shall include a reasonable reliance provision enabling the Certification Parties to rely upon each (i) annual compliance statement provided pursuant to Section 10.11, (ii) annual report on assessment of compliance with servicing criteria provided pursuant to Section 10.12 and (iii) registered public accounting firm attestation report provided pursuant to Section 10.13.

For so long as the Trust is subject to the reporting obligations of the Exchange Act, with respect to any Non-Serviced Mortgage Loan serviced under an Other Pooling and Servicing Agreement, the Certificate Administrator shall use commercially reasonable efforts to procure a Sarbanes-Oxley back-up certification from the Non-Serviced Mortgage Loan Service Providers, in form and substance similar to a Performance Certification or to the form, if any, provided in the Other Pooling and Servicing Agreement. The Master Servicer shall promptly forward to the Certificate Administrator and the Depositor any such Sarbanes-Oxley back-up certification received by the Master Servicer.

Section 10.09 Form 8-K Filings.   Within four (4) Business Days after the occurrence of an event requiring disclosure (the "8-K Filing Deadline") under Form 8-K (each a "Reportable Event"), to the extent it receives the Form 8-K Disclosure Information described below, the Certificate Administrator shall, at the direction of the Depositor, prepare and file on behalf of the Trust any Form 8-K, as required by the Exchange Act, provided that the Depositor shall file the initial Form 8-K in connection with the issuance of the Certificates. Any disclosure or information related to a Reportable Event or that is otherwise required to be included on Form 8-K ("Form 8-K Disclosure Information") shall, pursuant to the paragraph immediately below, be reported by the parties set forth on Schedule VI to which such Reportable Event relates and such Form 8-K Disclosure Information shall be delivered to the Depositor and the Certificate Administrator (and to any Other Depositor and Other Trustee related to any Other Securitization that includes a Serviced Companion Loan) in EDGAR Compatible Format and approved by the Depositor. The Certificate Administrator will have no duty or liability for any failure hereunder to determine or prepare any Form 8-K Disclosure Information (other than such Form 8-K Disclosure Information which is to be reported by it as set forth on Schedule VI) absent such reporting and approval.

For so long as the Trust (or any Other Securitization that includes a Serviced Companion Loan) is subject to the reporting requirements of the Exchange Act, the parties listed on Schedule VI hereto shall, to the extent a Servicing Officer or a Responsible Officer, as the case may be, thereof has actual knowledge, use their commercially reasonable efforts to provide to the Depositor and the Certificate Administrator (and to any Other Depositor and Other Trustee related to any Other Securitization that includes a Serviced Companion Loan) within 1 Business

Day after the occurrence of the Reportable Event, but shall provide in no event later than the end of business (New York City time) on the 2nd Business Day after the occurrence of the Reportable Event, the form and substance of the Form 8-K Disclosure Information described on Schedule VI as applicable to such party, in EDGAR Compatible Format, or in such other format as otherwise agreed to in advance by the Certificate Administrator and the Depositor (and such Other Trustee and Other Depositor) and such party and accompanied by an Additional Disclosure Notification in the form attached hereto as Exhibit CC. The Depositor will approve, as to form and substance, or disapprove, as the case may be, the inclusion of the Form 8-K Disclosure Information on Form 8-K by the end of business on the 2nd Business Day after the Reportable Event; provided that if the Certificate Administrator does not receive a response from the Depositor by such time as required under this Agreement the Depositor will be deemed to have consented to such Form 8-K Disclosure Information. The Certificate Administrator has no duty under this Agreement to monitor or enforce the performance by the parties listed on Schedule VI of their duties under this paragraph or proactively solicit or procure from such parties any Form 8-K Disclosure Information; provided that to the extent that the Certificate Administrator is notified of such Reportable Event and it does not receive the necessary Form 8–K Disclosure Information, it shall notify the Depositor that it has not received such information and, provided, further, that the limitation on liability provided by this sentence shall not be applicable if the Reportable Event relates to the Certificate Administrator or any party that the Certificate Administrator has engaged to perform its obligations under this Agreement. The Depositor will be responsible for any reasonable fees assessed and any expenses incurred by the Certificate Administrator in connection with including any Form 8-K Disclosure Information on Form 8-K pursuant to this paragraph.

After preparing the Form 8-K, the Certificate Administrator shall, no later than the end of the Business Day (New York City time) on the 3rd Business Day after the Reportable Event, forward electronically a copy of the Form 8-K to the Depositor for review and approval and the Depositor shall promptly notify the Certificate Administrator in writing (which may be furnished electronically) of any changes to the Form 8-K. No later than noon on the 4th Business Day (New York City time) after the Reportable Event, a duly authorized representative of the Depositor shall sign the Form 8-K and return an electronic or fax copy of such signed Form 8-K (with an original executed hard copy to follow by overnight mail) to the Certificate Administrator. The Certificate Administrator shall file such Form 8-K, upon signature thereof as provided in Section 10.16, not later than (i) 5:30 p.m. (New York City time) on the 4th Business Day following the reportable event or (ii) such other time as the Depositor and the Certificate Administrator mutually agree is permitted by the Commission for the filing such Form 8-K. If a Form 8-K cannot be filed on time or if a previously filed Form 8-K needs to be amended, the Certificate Administrator will follow the procedures set forth in Section 10.10(b). After filing with the Commission, the Certificate Administrator will, pursuant to Section 4.02(b), make available on its internet website a final executed copy of each Form 8-K prepared and filed by the Certificate Administrator. The parties to this Agreement acknowledge that the performance by the Certificate Administrator of its duties under this Section 10.09 related to the timely preparation and filing of Form 8-K is contingent upon such parties observing all applicable deadlines in the performance of their duties under this Section 10.09. The Certificate Administrator shall have no liability for any loss, expense, damage, claim arising out of or with respect to any failure to properly prepare, arrange for execution and/or timely file such Form 8-K, where such failure results from the Certificate Administrator's inability or failure to receive

approved Form 8-K Disclosure Information within the applicable timeframes set forth in this Section 10.09 and not resulting from the Certificate Administrator's own negligence, bad faith or willful misconduct (provided that to the extent that the Certificate Administrator is notified of such Reportable Event and it does not receive the necessary Form 8–K Disclosure Information, it will notify the Depositor that it has not received such information and further provided that the limitation on liability provided by this sentence shall not be applicable if the Reportable Event relates to the Certificate Administrator or any party that the Certificate Administrator has engaged to perform its obligations under this Agreement).

Section 10.10 Suspension of Exchange Act Filings; Incomplete Exchange Act Filings; Amendments to Exchange Act Reports. (a) If at any time the Trust is permitted to suspend its reporting obligations under the Exchange Act, on or before January 30 of the first year in which the Certificate Administrator is able to do so under applicable law, the Depositor shall direct the Certificate Administrator to prepare and file any form necessary to be filed with the Commission to suspend such reporting obligations. With respect to any reporting period occurring after the filing of such form, except with respect to the Other Securitization, the obligations of the parties to this Agreement under Section 10.01, Section 10.03, Section 10.06, Section 10.07, Section 10.08 and Section 10.09 shall be suspended. The Certificate Administrator shall provide prompt notice to the Depositor, the Master Servicer, the Special Servicer, the Trustee, the Operating Advisor, the Asset Representations Reviewer and the Mortgage Loan Sellers that such form has been filed.

(b) If the Certificate Administrator is unable to timely file with the Commission all or any required portion of any Form 8-K, Form 10-D or Form 10-K required to be filed by this Agreement because required disclosure information either was not delivered to it or was delivered to it after the delivery deadlines set forth in this Agreement or for any other reason, the Certificate Administrator shall promptly notify (which notice (which may be sent by fax or by email notwithstanding the provisions of Section 12.04) shall include the identity of those Reporting Servicers who either did not deliver such information or delivered such information to it after the delivery deadlines set forth in this Agreement) the Depositor and each Reporting Servicer that failed to make such delivery. In the case of Form 10-D and Form 10-K, each such Reporting Servicer shall cooperate with the Depositor and the Certificate Administrator to prepare and file a Form 12b-25 and a Form 10-D/A and Form 10-K/A as applicable, pursuant to Rule 12b-25 of the Exchange Act. In the case of Form 8-K, the Certificate Administrator shall, upon receipt of all required Form 8-K Disclosure Information and upon the approval and direction of the Depositor, include such disclosure information on the next Form 10-D that is required to be filed on behalf of the Trust. In the event that any previously filed Form 8-K, Form 10-D or Form 10-K needs to be amended, the Certificate Administrator shall notify the Depositor and such other parties as needed and such parties shall cooperate to prepare any necessary Form 8-K/A, Form 10-D/A or Form 10-K/A. In the event that any Reporting Servicer receives notice from the applicable parties to the Other Securitization that any previously filed Form 8-K, Form 10-D or Form 10-K needs to be amended, such party shall cooperate in preparation of any necessary Form 8-K/A, Form 10-D/A or Form 10-K/A. Any Form 12b-25 or any amendment to Form 8-K, Form 10-D or Form 10-K shall be signed by the Depositor. The parties to this agreement acknowledge that the performance by the Certificate Administrator of its duties under this Section 10.10 related to the timely preparation and filing of a Form 12b-25 or any amendment to Form 8-K, 10-D or 10-K is

contingent upon the Master Servicer, the Special Servicer and the Depositor performing their duties under this Section. The Certificate Administrator shall have no liability for any loss, expense, damage, claim arising out of or with respect to any failure to properly prepare and/or timely file any such Form 12b-25 or any amendments to Forms 8-K, Form 10-D or Form 10-K, where such failure results from the Certificate Administrator's inability or failure to receive, on a timely basis, any information from any other party hereto needed to prepare, arrange for execution or file such Form 12b-25 or any amendments to Form 8-K, Form 10-D or Form 10-K, not resulting from its own negligence, bad faith or willful misconduct.

Section 10.11 Annual Compliance Statements. (a) The Master Servicer, the Special Servicer, the Custodian, the Certificate Administrator, any Additional Servicer and each Servicing Function Participant (if such Servicing Function Participant is a servicer contemplated by Item 1108(a)(2)(i), (ii) or (iii) of Regulation AB) (each, a "Certifying Servicer") shall, and the Master Servicer, the Special Servicer, the Custodian and the Certificate Administrator shall use commercially reasonable efforts to cause each Additional Servicer and each Servicing Function Participant (if such Servicing Function Participant is a servicer contemplated by Item 1108(a)(2)(i), (ii) or (iii) of Regulation AB) (other than (x) any party to this Agreement or (y) a Mortgage Loan Seller Sub-Servicer) with which it has entered into a servicing relationship with respect to the Mortgage Loans (other than a Non-Serviced Mortgage Loan), to deliver to the Trustee, the Depositor, the Certificate Administrator, the Operating Advisor (in the case of the Special Servicer only), the Other Trustee, the Other Depositor and the 17g-5 Information Provider (who shall promptly post such report to the 17g-5 Information Provider's Website pursuant to Section 3.14(d) of this Agreement) on or before March 10th (subject to a grace period through March 15th) of each year, commencing in 20[__], an Officer's Certificate stating, as to the signer thereof, that (A) a review of such Certifying Servicer's activities during the preceding calendar year or portion thereof and of such Certifying Servicer's performance under this Agreement, or the applicable sub-servicing agreement or primary servicing agreement in the case of an Additional Servicer, has been made under such officer's supervision and (B) that, to the best of such officer's knowledge, based on such review, such Certifying Servicer has fulfilled all its obligations under this Agreement, or the applicable sub-servicing agreement or primary servicing agreement in the case of an Additional Servicer, in all material respects throughout such year or portion thereof, or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure known to such officer and the nature and status thereof.

(b)	With respect to any Non-Serviced Mortgage Loan serviced under an Other Pooling and Servicing Agreement, the Certificate Administrator shall use commercially reasonable efforts to procure an Officer's Certificate as described in this Section from the Non-Serviced Mortgage Loan Service Providers in form and substance similar to the Officer's Certificate described in this Section.

(c)	Promptly after receipt of each such Officer's Certificate, the Depositor (and each Other Depositor for any Other Securitization that includes a Serviced Companion Loan) shall have the right to review such Officer's Certificate and, if applicable, consult with each Certifying Servicer, as applicable, as to the nature of any failures by such Certifying Servicer, in the fulfillment of any of the Certifying Servicer's obligations hereunder or under the applicable sub-servicing agreement. None of the Certifying Servicers or any Additional Servicer

or any Servicing Function Participant shall be required to deliver, or to endeavor to cause the delivery of, any such Officer's Certificate until April 15, in any given year so long as it has received written confirmation from the Depositor that a Form 10-K is not required to be filed in respect of the Trust or any Other Securitization that includes a Serviced Companion Loan for the preceding calendar year. If any Certifying Servicer is terminated or resigns pursuant to the terms of this Agreement or any applicable Sub-Servicing Agreement, as the case may be, such Certifying Servicer shall provide the Officer's Certificate pursuant to this Section 10.11 with respect to the period of time it was subject to this Agreement or the applicable Sub-Servicing Agreement, as the case may be.

Section 10.12 Annual Reports on Assessment of Compliance with Servicing Criteria. By March 10th (subject to a grace period through March 15th) of each year, commencing in March 20[__], the Master Servicer, the Special Servicer (regardless of whether the Special Servicer has commenced special servicing of any Mortgage Loan), the Certificate Administrator, the Custodian, the Trustee, the Operating Advisor, the Asset Representations Reviewer and each Servicing Function Participant (each, a "Reporting Servicer"), each at its own expense, shall furnish (and each Reporting Servicer, as applicable, shall use commercially reasonable efforts to cause, by March 10th (subject to a grace period through March 15th) each Servicing Function Participant (other than (x) a party to this Agreement or (y) a Mortgage Loan Seller Sub-Servicer), with which it has entered into a servicing relationship with respect to the Mortgage Loans (other than a Non-Serviced Mortgage Loan) to furnish, each at its own expense, to the Trustee, the Certificate Administrator, the Depositor (and to the Other Depositor and Other Trustee for any Other Securitization that includes a Serviced Companion Loan) and the 17g-5 Information Provider (who shall promptly post such report to the 17g-5 Information Provider's Website pursuant to Section 3.16(d) of this Agreement) a report on an assessment of compliance with the Relevant Servicing Criteria with respect to commercial mortgage backed securities transactions taken as a whole involving such party that contains (A) a statement by such Reporting Servicer of its responsibility for assessing compliance with the Relevant Servicing Criteria, (B) a statement that such Reporting Servicer used the Servicing Criteria to assess compliance with the Relevant Servicing Criteria, (C) such Reporting Servicer's assessment of compliance with the Relevant Servicing Criteria as of and for the period ending the end of the fiscal year covered by the Form 10-K required to be filed pursuant to Section 10.07, including, if there has been any material instance of noncompliance with the Relevant Servicing Criteria, a discussion of each such failure and the nature and status thereof, and (D) a statement that a registered public accounting firm has issued an attestation report on such Reporting Servicer's assessment of compliance with the Relevant Servicing Criteria as of and for such period. Copies of all compliance reports delivered pursuant to this Section 10.12 shall be made available to any Privileged Person by the Certificate Administrator pursuant to Section 4.02(c) of this Agreement and to any Rating Agency and NRSRO by the 17g-5 Information Provider pursuant to Section 3.16(d) of this Agreement. Notwithstanding the foregoing, the Trustee shall not be required to deliver an assessment of compliance with respect to any period during which there was no Relevant Servicing Criteria applicable to it.

No later than 10 Business Days after the end of each fiscal year for the Trust (and any Other Securitization that includes a Serviced Companion Loan) for which a Form 10-K is required to be filed, the Master Servicer, the Special Servicer, the Operating Advisor and the Asset Representations Reviewer shall each forward to the Certificate Administrator and the

Depositor (and to the Other Depositor and Other Trustee for any Other Securitization that includes a Serviced Companion Loan) the name and contact information of each Servicing Function Participant engaged by it during such year or portion thereof (except with respect to any Mortgage Loan Seller Sub-Servicer) and what Relevant Servicing Criteria will be addressed in the report on assessment of compliance prepared by such Servicing Function Participant. When the Master Servicer, the Special Servicer, the Certificate Administrator, the Custodian, the Trustee, the Operating Advisor, the Asset Representations Reviewer and each Servicing Function Participant submit their respective assessments by March 10th (subject to a grace period through March 15th), as applicable, to the Certificate Administrator (and such other trustee), each such party shall also at such time, if it has received the assessment (and attestation pursuant to Section 10.13) of each Servicing Function Participant engaged by it, include such assessment (and attestation) in its submission to the Certificate Administrator (and such other trustee).

Promptly after receipt of each such report on assessment of compliance, (i) the Depositor (and any Other Depositor for any Other Securitization that includes a Serviced Companion Loan) shall have the right to review each such report and, if applicable, consult with the Master Servicer, the Special Servicer, the Certificate Administrator, the Custodian, the Trustee, the Operating Advisor, the Asset Representations Reviewer and any Servicing Function Participant as to the nature of any material instance of noncompliance with the Relevant Servicing Criteria by the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Custodian, the Trustee or any Servicing Function Participant, and (ii) the Certificate Administrator shall confirm that the assessments, taken individually, address the Relevant Servicing Criteria for each party as set forth on Schedule II and notify the Depositor (and the Other Depositor for any Other Securitization that includes a Serviced Companion Loan) of any exceptions; provided that the Certificate Administrator shall not be responsible for confirming whether any such party has certified to all the Relevant Servicing Criteria applicable to it. None of the Master Servicer, the Special Servicer, the Certificate Administrator, the Custodian, the Trustee, the Operating Advisor, the Asset Representations Reviewer or any Servicing Function Participant shall be required to deliver, or to endeavor to cause the delivery of, any such reports until April 15 in any given year so long as it has received written confirmation from the Depositor (and the Other Depositor for any Other Securitization that includes a Serviced Companion Loan) that a Form 10-K is not required to be filed in respect of the Trust (or, in the case of a Serviced Companion Loan, the related Other Securitization that includes such Serviced Companion Loan) for the preceding calendar year. If any Reporting Servicer is terminated or resigns pursuant to the terms of this Agreement, or any applicable Sub-Servicing Agreement, as the case may be, such Reporting Servicer shall provide the reports and statements pursuant to this Section 10.12 with respect to the period of time it was subject to this Agreement or the applicable Sub-Servicing Agreement, as the case may be.

The parties hereto acknowledge that a material instance of noncompliance with the Relevant Servicing Criteria reported on an assessment of compliance pursuant to this Section 10.12 by the Master Servicer or the Special Servicer, the Certificate Administrator, the Trustee, the Operating Advisor, the Asset Representations Reviewer or the Custodian shall not, as a result of being so reported, in and of itself, constitute a breach of such parties' obligations or a Servicer Termination Event, Operating Advisor Termination Event or Asset Representations

Reviewer Termination Event, as applicable, under this Agreement unless otherwise provided for in this Agreement.

For so long as the Trust is subject to the reporting requirements of the Exchange Act, with respect to any Non-Serviced Mortgage Loan serviced under an Other Pooling and Servicing Agreement, the Certificate Administrator shall use commercially reasonable efforts to procure an annual report on assessment of compliance as described in this Section and an attestation as described in Section 10.13 from the Non-Serviced Mortgage Loan Service Providers in form and substance similar to the annual report on assessment of compliance described in this Section (or in such Other Pooling and Servicing Agreement, as the case may be) and the attestation described in Section 10.13. The Master Servicer shall promptly forward to the Certificate Administrator and the Depositor any such assessment of compliance received by the Master Servicer. Until such time as the Certificate Administrator receives notice that the Non-Serviced Mortgage Loan Service Providers no longer have a continuing obligation under the Other Pooling and Servicing Agreement related to an Other Securitization that includes the related Non-Serviced Companion Loan to provide to the Trust an annual report on assessment of compliance as described in this Section and an attestation as described in Section 10.13 for any year that the Trust formed under this Agreement is not subject to the reporting requirements of the Exchange Act, the Certificate Administrator shall notify the Non-Serviced Mortgage Loan Service Providers if such parties fail to deliver to the Certificate Administrator such assessment of compliance and attestation within the time frame required by such Other Pooling and Servicing Agreement.

Section 10.13 <u>Annual Independent Public Accountants' Servicing Report</u>. By March 10th (subject to a grace period through March 15th), of each year, commencing in March 20[__], each Reporting Servicer, each at its own expense, shall cause, and each Reporting Servicer, as applicable, shall use commercially reasonable efforts to cause each Servicing Function Participant (other than (x) a party to this Agreement or (y) a Mortgage Loan Seller Sub-Servicer) with which it has entered into a servicing relationship with respect to the Mortgage Loans (other than a Non-Serviced Mortgage Loan), each at such Servicing Function Participant's own expense, a registered public accounting firm (which may also render other services to the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer and such Servicing Function Participant, as the case may be) and that is a member of the American Institute of Certified Public Accountants to furnish a report to the Trustee, the Certificate Administrator, the Depositor (and to any Other Depositor and Other Trustee for any Other Securitization that includes a Serviced Companion Loan), the Operating Advisor (in the case of the Special Servicer only) and the 17g-5 Information Provider (who shall promptly post such report to the 17g-5 Information Provider's Website pursuant to Section 3.16(d) of this Agreement) to the effect that (i) it has obtained a representation regarding certain matters from the management of such Reporting Servicer, which includes an assessment from such Reporting Servicer of its compliance with the Relevant Servicing Criteria in all material respects, and (ii) on the basis of an examination conducted by such firm in accordance with standards for attestation engagements issued or adopted by the PCAOB, it is expressing an opinion as to whether such Reporting Servicer's compliance with the Relevant Servicing Criteria was fairly stated in all material respects, or it cannot express an overall opinion regarding such Reporting Servicer's assessment of compliance with the Relevant Servicing Criteria. If an overall opinion cannot be expressed, such registered public accounting firm shall state in such report why it was

unable to express such an opinion. Such report must be available for general use and not contain restricted use language. Notwithstanding the foregoing, the Trustee shall not be required to deliver an annual independent public accountants' servicing report with respect to any period during which there was no Relevant Servicing Criteria applicable to it.

Promptly after receipt of such report from each Reporting Servicer, (i) the Depositor (and any Other Depositor related to an Other Securitization that includes a Serviced Companion Loan) shall have the right to review the report and, if applicable, consult with the related Reporting Servicer as to the nature of any material instance of noncompliance by such Reporting Servicer with the Servicing Criteria applicable to such person, as the case may be, in the fulfillment of any of such Reporting Servicer's obligations hereunder or under any applicable sub-servicing agreement or primary servicing agreement, and (ii) the Certificate Administrator shall confirm that each assessment submitted pursuant to Section 10.12 is coupled with an attestation meeting the requirements of this Section and notify the Depositor (and any Other Depositor related to an Other Securitization that includes a Serviced Companion Loan) of any exceptions; provided, that the Certificate Administrator shall not be responsible for confirming whether any particular Reporting Servicer has certified to all of the Relevant Servicing Criteria applicable to it. No Reporting Servicer shall be required to deliver, or to endeavor to cause the delivery of, such reports until April 15 in any given year so long as it has received written confirmation from the Depositor that a Form 10-K is not required to be filed in respect of the Trust (or, in the case of a Serviced Companion Loan, the related Other Securitization that includes such Serviced Companion Loan) for the preceding calendar year. If any Reporting Servicer is terminated or resigns pursuant to the terms of this Agreement, or any applicable Sub-Servicing Agreement or primary servicing agreement, as the case may be, such Reporting Servicer shall provide the report pursuant to this Section 10.13 with respect to the period of time it was subject to this Agreement or the applicable Sub-Servicing Agreement or primary servicing agreement, as the case may be.

Section 10.14 Exchange Act Reporting Indemnification. Each of the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Custodian (if not the Certificate Administrator), the Certificate Administrator and the Trustee shall indemnify and hold harmless each Certification Party, the Depositor (and any Other Depositor related to an Other Securitization that includes a Serviced Companion Loan), their respective directors and officers, and each other person who controls any such entity within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, against any and all expenses, losses, claims, damages and other liabilities, including without limitation the costs of investigation, legal defense and any amounts paid in settlement of any claim or litigation arising out of (i) the failure to perform its obligations to the Depositor (or any Other Depositor related to an Other Securitization that includes a Serviced Companion Loan) or Certificate Administrator under this Article X by the time required after giving effect to any applicable grace period or cure period, (ii) any untrue statement or alleged untrue statement of a material fact contained in any information (x) regarding such party or any Servicing Function Participant, Additional Servicer or subcontractor engaged by it (other than any Mortgage Loan Seller Sub-Servicer), (y) prepared by any such party described in clause (x) or any registered public accounting firm, attorney or other agent retained by such party to prepare such information and (z) delivered by or on behalf of such party in connection with the performance of such party's obligations described in this Article X, or the omission or alleged omission to

state in any such information a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that the applicable party shall be entitled to participate in any action arising out of the foregoing and the Depositor shall consult with such party with respect to any litigation or audit strategy, as applicable, in connection with the foregoing and any potential settlement terms related thereto, (iii) the failure of any Servicing Function Participant or Additional Servicer retained by it (other than a Mortgage Loan Seller Sub-Servicer) to perform its obligations to the Depositor (or any Other Depositor related to an Other Securitization that includes a Serviced Companion Loan) or Certificate Administrator (or any Other Trustee related to an Other Securitization that includes a Serviced Companion Loan) under this Article X by the time required after giving effect to any applicable grace period and cure period or (iv) any Deficient Exchange Act Deliverable.

In addition, each of the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Custodian, the Certificate Administrator and the Trustee shall cooperate (and require each Servicing Function Participant and Additional Servicer retained by it to cooperate under the applicable Sub-Servicing Agreement) with the Depositor as necessary for the Depositor to conduct any reasonable due diligence necessary to evaluate and assess any material instances of non-compliance disclosed in any of the deliverables required by the applicable reporting requirements under the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder ("Reporting Requirements").

In connection with comments provided to the Depositor from the Commission regarding information (x) delivered by the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Custodian, the Certificate Administrator, the Trustee, a Servicing Function Participant or an Additional Servicer, as applicable ("Affected Reporting Party"), (y) regarding such Affected Reporting Party, and (z) prepared by such Affected Reporting Party or any registered public accounting firm, attorney or other agent retained by such party to prepare such information, which information is contained in a report filed by the Depositor under the Reporting Requirements and which comments are received subsequent to the Depositor's filing of such report, the Depositor shall promptly provide to such Affected Reporting Party any such comments which relate to such Affected Reporting Party. Such Affected Reporting Party shall be responsible for timely preparing a written response to the Commission for inclusion in the Depositor's response to the Commission, unless such Affected Reporting Party elects, with the consent of the Depositor (which consent shall not be unreasonably denied, withheld or delayed), to directly communicate with the Commission and negotiate a response and/or resolution with the Commission; provided, however, if an Affected Reporting Party is a Servicing Function Participant or Additional Servicer retained by the Master Servicer, the Master Servicer shall receive copies of all material communications pursuant to this Section 10.14. If such election is made, the applicable Affected Reporting Party shall be responsible for directly negotiating such response and/or resolution with the Commission in a timely manner; provided, that (i) such Affected Reporting Party shall use reasonable efforts to keep the Depositor informed of its progress with the Commission and copy the Depositor on all correspondence with the Commission and provide the Depositor with the opportunity to participate (at the Depositor's expense) in any telephone conferences and meetings with the Commission and (ii) the Depositor shall cooperate with any Affected Reporting Party in order to authorize such Affected Reporting Party and its representatives to respond to and negotiate

directly with the Commission with respect to any comments from the Commission relating to such Affected Reporting Party and to notify the Commission of such authorization. The Depositor and the Affected Reporting Party shall cooperate and coordinate with one another with respect to any requests made to the Commission for extension of time for submitting a response or compliance. All respective reasonable out-of-pocket costs and expenses incurred by the Depositor (including reasonable legal fees and expenses of outside counsel to the Depositor) in connection with the foregoing (other than those costs and expenses required to be at the Depositor's expense as set forth above) and any amendments to any reports filed with the Commission related thereto shall be promptly paid by the applicable Affected Reporting Party upon receipt of an itemized invoice from the Depositor. Each of the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Custodian, the Certificate Administrator and the Trustee shall use commercially reasonable efforts to cause any Servicing Function Participant or Additional Servicer retained by it to comply with the foregoing by inclusion of similar provisions in the related sub-servicing or similar agreement.

The Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator and the Trustee shall use commercially reasonable efforts to cause each Servicing Function Participant (other than (x) any party to this Agreement or (y) a Mortgage Loan Seller Sub-Servicer) with which it has entered into a servicing relationship with respect to the Mortgage Loans (other than a Non-Serviced Mortgage Loan) to indemnify and hold harmless each Certification Party from and against any losses, damages, penalties, fines, forfeitures, legal fees and expenses and related costs, judgments and other costs and expenses incurred by such Certification Party arising out of (i) a breach of its obligations to provide any of the annual compliance statements or annual assessment of servicing criteria or attestation reports pursuant to this Agreement, or the applicable Sub-Servicing Agreement, as applicable or (ii) any Deficient Exchange Act Deliverable.

If the indemnification provided for herein is unavailable or insufficient to hold harmless any Certification Party, then the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Trustee, each Additional Servicer or other Servicing Function Participant (the "Performing Party") shall, and the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator and the Trustee shall use commercially reasonable efforts to cause each Servicing Function Participant with which it has entered into a servicing relationship (other than (x) a party to this Agreement or (y) any Mortgage Loan Seller Sub-Servicer) with respect to the Mortgage Loans (other than a Non-Serviced Mortgage Loan) to contribute to the amount paid or payable to the Certification Party as a result of the losses, claims, damages or liabilities of the Certification Party in such proportion as is appropriate to reflect the relative fault of the Certification Party on the one hand and the Performing Party on the other in connection with a breach of the Performing Party's obligations pursuant to this Article X. The Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator and the Trustee shall use commercially reasonable efforts to cause each Servicing Function Participant (other than (x) any party to this Agreement or (y) Mortgage Loan Seller Sub-Servicers) with which it has entered into a servicing relationship with respect to the Mortgage Loans (other than a Non-Serviced Mortgage Loan) to agree to the foregoing indemnification and contribution obligations.

Promptly after receipt by an indemnified party of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify in writing the indemnifying party of the commencement thereof; but the omission to so notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party under this Agreement except to the extent that such omission to notify materially prejudices the indemnifying party. In case any such action is brought against any indemnified party, after the indemnifying party has been notified of the commencement of such action, such indemnifying party shall be entitled to participate therein (at its own expense) and, to the extent that it may wish, shall be entitled to assume the defense thereof (jointly with any other indemnifying party similarly notified) with counsel reasonably satisfactory to such indemnified party (which approval shall not be unreasonably withheld or delayed), and after notice from the indemnifying party to such indemnified party of its election to so assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any expenses subsequently incurred in connection with the defense thereof other than reasonable costs of investigation. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have agreed to the retention of such counsel, (ii) the named parties to any such proceeding (including any impleaded parties and, in the case of an investigation by the Commission, any parties that are, or whose reporting materials are, the subject of such investigation) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them or (iii) the indemnifying party fails within a reasonable period of time to designate counsel that is reasonably satisfactory to the indemnified party (which approval shall not be unreasonably withheld or delayed). In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) in any one jurisdiction separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. An indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent. However, if settled with such consent, the indemnifying party shall indemnify the indemnified party from and against any loss or liability by reason of such settlement to the extent that the indemnifying party is otherwise required to do so under this Agreement. If an indemnifying party assumes the defense of any proceeding, it shall be entitled to settle such proceeding with the consent of the indemnified party (which consent shall not be unreasonably withheld or delayed) or, if such settlement (i) provides for an unconditional release of the indemnified party in connection with all matters relating to the proceeding that have been asserted against the indemnified party in such proceeding by the other parties to such settlement and (ii) does not require an admission of fault by the indemnified party, without the consent of the indemnified party.

Section 10.15 Amendments. This Article X may be amended by the written consent of all the parties hereto pursuant to Section 12.07 for purposes of complying with Regulation AB without, in each case, any Opinions of Counsel, Officer's Certificates, Rating Agency Confirmations or the consent of any Certificateholder, notwithstanding anything to the contrary contained in this Agreement.

Section 10.16 <u>Exchange Act Report Signatures; Delivery of Notices; Interpretation of Grace Periods</u>. (a) Each Form 8-K report, Form 10-D report and Form 10-K report shall be signed by the Depositor in accordance with procedures to be agreed upon by the Depositor and the Certificate Administrator. The signing party at the Depositor can be contacted at Deutsche Mortgage & Asset Receiving Corporation at 60 Wall Street, New York, New York 10005, Attention: Lainie Kaye, with a copy to Salvatore Palazzolo.

(b)   Notwithstanding anything in <u>Section 12.04</u> to the contrary, any notice required to be delivered to (i) the Depositor under this <u>Article X</u> shall be properly given if sent by facsimile to (212) 797-4487, Attention: Lainie Kaye, with a copy to (212) 839-5599, Attention: Anna H. Glick (or such other number as the Depositor may instruct) and/or by email to *Lainie.kaye@db.com*, with a copy to *anna.glick@cwt.com* (or such other email address as the Depositor may instruct) and (ii) to the Certificate Administrator under this <u>Article X</u> shall be properly given if sent by facsimile to (410) 884-2380, Attention: Core Services, or such other number as the Certificate Administrator may instruct and/or by email to *[EMAIL ADDRESS]* (or such other email address as the Certificate Administrator may instruct).

(c)   For the avoidance of doubt:

(i)   Neither Master Servicer nor the Special Servicer shall be subject to a Servicer Termination Event, as applicable, pursuant to the last clause of the definition of "Master Servicer Termination Event" or "Special Servicer Termination Event," as applicable, nor shall any such party be deemed to not be in compliance under this Agreement, during any grace period provided for in this <u>Article X</u>, <u>provided</u>, that if any such party fails to comply with the delivery requirements of this <u>Article X</u> by the expiration of any applicable grace period such failure shall constitute a Servicer Termination Event with respect to such party; and

(ii)   Neither Master Servicer nor the Special Servicer shall be subject to a Servicer Termination Event, as applicable, pursuant to the last clause of the definition of "Master Servicer Termination Event" or "Special Servicer Termination Event," as applicable, nor shall any such party be deemed to not be in compliance under this Agreement, for failing to deliver any item required under this <u>Article X</u> by the time required hereunder with respect to any reporting period for which the Trust is not required to file Exchange Act reports.

(d)   If the Certificate Administrator or the Depositor does not receive the Annual Assessment Report and/or the Annual Attestation Report with respect to any Servicing Function Participant, or with respect to any Servicing Function Participant retained or engaged by a party hereto that is actually known by a Responsible Officer of the Certificate Administrator or the Depositor, as the case may be, by March 15th of any year during which an Annual Report on Form 10-K is required to be filed with the Commission with respect to the Trust, then the Certificate Administrator shall, and the Depositor may, forward a Servicer Notice to such Servicing Function Participant or the party hereto that retained or engaged such Sub-Servicing Function Participant, as the case may be, with a copy of such Servicer Notice to the Depositor (if the Certificate Administrator is sending the Servicer Notice) or the Certificate Administrator (if the Depositor is sending the Servicer Notice), as applicable, within two (2) Business Days of such failure. For the purposes of this <u>Article X</u> and <u>Section 7.01</u> of this Agreement, a "Servicer

Notice" shall constitute either any writing forwarded to such party or, in the case of the Master Servicer and the Special Servicer, notwithstanding the provisions of Section 12.05, e-mail notice or fax notice which, in the case of an email transmission, shall be forwarded to all of the following e-mail addresses for the applicable party: in the case of the Master Servicer and the Special Servicer, to the applicable email address as provided in writing by the Master Servicer or the Special Servicer, as applicable, upon request, or such other e-mail addresses as are provided in writing by the Master Servicer or the Special Servicer, as applicable, to the Certificate Administrator and the Depositor (but any party to this Agreement (or someone acting on their behalf) shall only be required to forward any such notice to be delivered to the Master Servicer to no more than three e-mail addresses in the aggregate in order to fulfill its notification requirements as set forth in the preceding sentence and/or under the provisions of Section 7.01. Notwithstanding anything herein to the contrary, the forwarding of a Servicer Notice shall not relieve any Master Servicer or the Special Servicer of any liability under Section 7.01(a)(viii) or Section 7.01(b)(viii), respectively, for the failure of any Servicing Function Participant or Sub-Servicing Entity to deliver any Exchange Act reporting items pursuant to this Article X.

Section 10.17 <u>Termination of the Certificate Administrator</u>. Notwithstanding anything to the contrary contained in this Agreement, the Depositor may direct the Trustee to, and the Trustee shall upon such direction, terminate the Certificate Administrator upon five Business Days' notice if the Certificate Administrator fails to comply with any of its obligations under Article X; provided that (a) such termination shall not be effective until a successor certificate administrator shall have accepted the appointment, (b) the Certificate Administrator may not be terminated if it cannot perform its obligations due to its failure to properly prepare or file on a timely basis any Form 8-K, Form 10-K or Form 10-D or any amendments to such forms or any Form 12b-25 where such failure results from the Certificate Administrator's inability or failure to receive, within the exact time frames set forth in this Agreement any information, approval, direction or signature from any other party hereto needed to prepare, arrange for execution or file any such Form 8-K, Form 10-K or Form 10-D or any amendments to such forms or any form 12b-25 not resulting from its own negligence, bad faith or willful misconduct, (c) the Certificate Administrator may not be terminated if, following the Certificate Administrator's failure to comply with any of such obligations under Section 10.06, Section 10.07, Section 10.09, Section 10.11, Section 10.12 or Section 10.13 on or prior to the dates by which such obligations are to be performed pursuant to, and as set forth in, such Sections the Certificate Administrator subsequently complies with such obligations before the Depositor gives written notice to it that it is terminated in accordance with this Section 10.17 and (d) the Certificate Administrator may not be terminated if the Certificate Administrator's failure to comply does not cause it to fail in its obligations to timely file the related Form 8-K, Form 10-D or Form 10-K, as the case may be, by the related deadline for filing such Form 8-K, Form 10-D or Form 10-K, then the Depositor shall cease to have the right to terminate the Certificate Administrator under this Section 10.17 on the date on which such Form 8-K, Form 10-D or Form 10-K is so filed.

ARTICLE XI

THE ASSET REPRESENTATIONS REVIEWER

Section 11.01 <u>Asset Review.</u>

(a)   On or prior to each Distribution Date, based on the CREFC® Delinquent Mortgage Loan Status Report, the [Certificate Administrator] shall determine if an Asset Review Trigger has occurred. If an Asset Review Trigger is determined to have occurred, the Certificate Administrator shall promptly provide notice to all Certificateholders and each other party to this Agreement. Any notice required to be delivered to the Certificateholders pursuant to this Section 11.01 shall be delivered by the Certificate Administrator by posting such notice on the Certificate Administrator's Website, by mailing to their addresses appearing in the Certificate Register and by delivering such notice via the Depository. On each Distribution Date after providing such notice to Certificateholders, the Certificate Administrator, based on information provided to it by the Master Servicer or the Special Servicer, shall determine whether (1) any additional Mortgage Loan has become a Delinquent Mortgage Loan, (2) any Mortgage Loan ceases to be a Delinquent Mortgage Loan and (3) whether an Asset Review Trigger has ceased to exist, and deliver such information within one Business Day to the Master Servicer, the Special Servicer, the Operating Advisor and the Asset Representations Reviewer.

At any time following the occurrence of an Asset Review Trigger (regardless of whether such Asset Review Trigger continues to be in effect at such time), not less than 5% of the Voting Rights of the Certificates may request a vote to commence an Asset Review by providing a written direction to the Certificate Administrator (such written direction, the "Asset Review Vote Election"). Upon receipt of the Asset Review Vote Election, the Certificate Administrator shall promptly provide written notice thereof to all Certificateholders and to conduct a solicitation of votes to authorize an Asset Review. Upon the affirmative vote to authorize an Asset Review of Holders of Certificates evidencing at least a majority of the aggregate Voting Rights of the votes cast within 180 days of receipt of the Asset Review Vote Election (an "Affirmative Asset Review Vote"), the Certificate Administrator shall promptly provide written notice thereof to all parties to this Agreement, the Underwriters, the Mortgage Loan Sellers, the Directing Certificateholder and the Certificateholders. In the event an Affirmative Asset Review Vote has not occurred within such 180-day period following the receipt of the Asset Review Vote Election, no Certificateholder may request a vote or cast a vote for an Asset Review and the Asset Representations Reviewer will not be required to review any Delinquent Mortgage Loan unless and until (A) an additional Mortgage Loan has become a Delinquent Mortgage Loan after the expiration of such 180-day period, (B) an Asset Review Trigger has occurred as a result or otherwise is in effect, (C) the Certificate Administrator has received any Asset Review Vote Election after the occurrence of the events described in clauses (A) and (B) in this sentence and (D) an Affirmative Asset Review Vote has occurred within 180 days after the Asset Review Vote Election described in clause (C) in this sentence. After the occurrence of any Asset Review Vote Election or an Affirmative Asset Review Vote, no Certificateholder may make any additional Asset Review Vote Election except as described in the immediately preceding sentence. [Any reasonable out-of-pocket expenses incurred by the Certificate Administrator in connection with administering such vote will be paid as an expense of the Trust from the Collection Account.]

(b)   (i) If an Affirmative Asset Review Vote has occurred, the Certificate Administrator shall promptly provide written notice thereof to all parties to this Agreement, the Underwriters, Sponsors, the Directing Certificateholder and all Certificateholders. Upon receipt of such notice of an Affirmative Asset Review Vote (the "Asset Review Notice"), the Special

Servicer shall promptly post to a Secure Data Room the following information (collectively, the "Review Materials"):

(1) a copy of the Diligence File for each Mortgage Loan that is a Delinquent Mortgage Loan (other than any Delinquent Mortgage Loan that has previously been the subject of an Asset Review and delivery of an Asset Review Report) as of the end of the most recent Collection Period to the Asset Representations Reviewer;

(2) servicing comments relating to the applicable Delinquent Mortgage Loans and/or the information and documentation set forth in the proviso to the definition of "Diligence File"; and

(3) any other related information that is required of the Special Servicer to be posted to the Secure Data Room pursuant to clause (ii) hereof.

(ii) The Special Servicer shall promptly post its servicing comments to the Secure Data Room and request that the Master Servicer or the Mortgage Loan Seller, as applicable, promptly deliver the information requested by the Asset Representations Reviewer to the Special Servicer, and the Special Servicer shall promptly post such information received from the Master Servicer or the Mortgage Loan Seller to the Secure Data Room; provided that the Master Servicer shall, and the Mortgage Loan Seller shall be required under the related Mortgage Loan Purchase Agreement to, deliver such additional information only to the extent such information is reasonably available to such party.

(iii) In addition, in the event that the Asset Representations Reviewer determines that the information posted to the Secure Data Room with respect to any Mortgage Loan is missing any documents required to complete any Test in connection with an Asset Review of such Mortgage Loan, the Asset Representations Reviewer shall promptly, but in no event later than [__] Business Days, notify the Special Servicer of such missing documents, and the Special Servicer shall promptly, but in no event later than [__] Business Days, contact the related Mortgage Loan Seller to obtain such documents from the Mortgage Loan Seller.

(iv) The Asset Representations Reviewer may, but is under no obligation to, consider information furnished to it by a Person that is not a party to this Agreement or the applicable Mortgage Loan Seller, and shall do so only if such information can be independently verified or is determined by the Asset Representations Reviewer in its good faith discretion ("Unsolicited Information") relevant to the Asset Review conducted pursuant to this **Error! Reference source not found.** hereof.

(v) Upon receipt by the Asset Representations Reviewer of the Asset Review Notice and access to the Review Materials with respect to a Delinquent Mortgage Loan, the Asset Representations Reviewer, as an independent contractor, shall commence a review of the compliance of each Delinquent Mortgage Loan with the representations and warranties related to that Delinquent Mortgage Loan (such review, the "Asset Review"). [The Asset Representations Reviewer shall perform an Asset Review with respect to each representation and warranty made by the related Mortgage Loan Seller with respect to such Delinquent Mortgage Loan in accordance with the procedures set forth on Exhibit QQ (each such procedure, a "Test").]

(vi)   The Asset Representations Reviewer will not be permitted to review any information other than (x) the Review Materials posted in the Secure Data Room, or (y) Unsolicited Information.

(vii)   The Asset Representations Reviewer may, absent manifest error and subject to the Asset Review Standard, (i) assume, without independent investigation or verification, that the Review Materials are accurate and complete in all material respects and (ii) conclusively rely on such Review Materials.

(viii)   In the event that the Asset Representations Reviewer determines that the Review Materials are insufficient to complete a Test and such missing information and documentation is not posted by the Special Servicer within [_____] days upon request by the Special Servicer to the related Mortgage Loan Seller, the Asset Representations Reviewer shall list such missing documents in its preliminary report setting forth the preliminary results of the application of the Tests and the reasons why such missing documents are necessary to complete a Test and whether the absence of such documents will be deemed to be a failure of such Test. The Asset Representations Reviewer shall provide such preliminary report to the Special Servicer, who shall promptly, but in no event later than [__] Business Days, provide such results to the applicable Mortgage Loan Seller. If the preliminary report indicates one of the representations and warranties fails or is deemed to fail any Test, the related Mortgage Loan Seller shall have [__] days (the "Cure/Contest Period") to remedy or otherwise refute the failure. The Special Servicer shall post to the secure data room promptly, but in no event later than [__] Business Days after receipt by the related Mortgage Loan Seller any documents received from the related Mortgage Loan Seller or explanations given to support the Mortgage Loan Seller's claim that the representation and warranty has not failed a Test or any missing documents in the Review Materials are not required to complete a Test.

(ix)   The Asset Representations Reviewer shall, within [_____] days after the date of receipt of the related Diligence File or within the [___] days after the expiration of the Cure/Contest Period (whichever is later), complete an Asset Review with respect to each Delinquent Mortgage Loan and deliver (i) a report to each party to this Agreement and the applicable Mortgage Loan Seller for each Delinquent Mortgage Loan setting forth the results of the application of the Tests in connection with such Asset Review (a "Asset Review Report"). Such Asset Review Report shall include (i) a summary of the Asset Representations Reviewer's findings and conclusions as to whether or not it has determined in accordance with the Asset Review Standard there is any evidence of a failure of any Test in the information and documentation reviewed by the Asset Representations Reviewer, and (ii) a statement that the Asset Representations Reviewer's conclusions set forth in the Asset Review Report were not influenced by any third party. In no event may the Asset Representations Reviewer determine whether any Test failure constitutes a Defect or Breach, or whether the Trust should enforce any rights it may have against the applicable Mortgage Loan Seller.

(x)   In addition, in the event that the Asset Representations Reviewer does not receive any information or documentation that it requested from the Special Servicer prior to the date by which the Asset Representations Reviewer is required to deliver an Asset Review Report, the Asset Representations Reviewer shall prepare the Asset Review Report solely based on the information received by the Asset Representations Reviewer with respect to the related

Delinquent Mortgage Loan, and the Asset Representations Reviewer shall have no responsibility to independently obtain any such information from any party to this Agreement.

(c)   The Asset Representations Reviewer shall keep all Privileged Information confidential and shall not disclose such Privileged Information to any Person (including Certificateholders), other than (1) to the extent expressly required by this Agreement in an Asset Review Report or otherwise, to the other parties to this Agreement with a notice indicating that such information is Privileged Information or (2) pursuant to a Privileged Information Exception. Each party to this Agreement that receives Privileged Information from the Asset Representations Reviewer with a notice stating that such information is Privileged Information shall not disclose such Privileged Information to any Person without the prior written consent of the applicable Special Servicer other than pursuant to a Privileged Information Exception.

(d)   The Asset Representations Reviewer may delegate its duties to agents or subcontractors so long as the related agreements or arrangements with such agents or subcontractors are consistent with the provisions of this Section 11.01; provided that no agent or subcontractor may (1) be affiliated with a Sponsor, Master Servicer, Special Servicer, the Depositor, the Certificate Administrator, the Trustee, the Directing Certificateholder or any of their respective Affiliates or (ii) have been paid any fees, compensation or other remuneration by an Underwriter, Master Servicer, Special Servicer, the Depositor, the Certificate Administrator, the Trustee, the Directing Certificateholder or any of their respective Affiliates in connection with due diligence or other services with respect to any Mortgage Loan prior to the Closing Date. Notwithstanding the foregoing sentence, the Asset Representations Reviewer shall remain obligated and primarily liable for any Asset Review required hereunder in accordance with the provisions of this Agreement without diminution of such obligation or liability or related obligation or liability by virtue of such delegation or arrangements or by virtue of indemnification from any Person acting as its agents or subcontractor to the same extent and under the same terms and conditions as if the Asset Representations Reviewer alone were performing its obligations under this Agreement. The Asset Representations Reviewer shall be entitled to enter into an agreement with any agent or subcontractor providing for indemnification of the Asset Representations Reviewer by such agent or subcontractor, and nothing contained in this Agreement shall be deemed to limit or modify such indemnification.

Section 11.02 Payment of Asset Representations Reviewer Fees and Expenses; Limitation of Liability.

(a)   As compensation for the performance of its duties hereunder, upon the completion of any Asset Review with respect to a Delinquent Mortgage Loan, the Asset Representations Reviewer shall be paid a fee of $[____] (the "Asset Representations Reviewer Fee") shall cover recurring and otherwise reasonably anticipated expenses of the Asset Representations Reviewer. However, the Asset Representations Reviewer Fee and any related expenses with respect to a Delinquent Mortgage Loan is required to be included in the Purchase Price for any Mortgage Loan that was the subject of a completed Asset Review that is repurchased by a Mortgage Loan Seller, and such portion of the Purchase Price received shall be used to reimburse the Trust for such fees or expenses. If an Affirmative Asset Review Vote is also a Majority Affirmative Asset Review Vote, the Asset Representations Reviewer Fee and any costs and expenses that constitute "unanticipated expenses" will be payable from funds on deposit in the Collection Account pursuant to Section 3.05 hereof. If an Affirmative Asset

Review Vote is not a Majority Affirmative Asset Review Vote, the Asset Representations Reviewer Fee and such costs and expenses shall be payable by the Certificateholders that affirmatively voted to authorize the Asset Review.

(b) The Asset Representations Reviewer shall be liable in accordance herewith only to the extent of the obligations specifically imposed by this Agreement.

Section 11.03 <u>Resignation of the Asset Representations Reviewer</u>. The Asset Representations Reviewer may resign and be discharged from its obligations hereunder by giving written notice thereof to the other parties to this Agreement and each Rating Agency. Upon such notice of resignation, the Depositor shall promptly appoint a successor Asset Representations Reviewer that is an Eligible Asset Representations Reviewer. If no successor Asset Representations Reviewer shall have been so appointed and have accepted appointment within 30 days after the giving of such notice of resignation, the resigning Asset Representations Reviewer may petition any court of competent jurisdiction for the appointment of a successor Asset Representations Reviewer. The Asset Representations Reviewer will bear all reasonable costs and expenses of each other party hereto and each Rating Agency in connection with its resignation.

Section 11.04 <u>Restrictions of the Asset Representations Reviewer</u>. Neither the Asset Representations Reviewer nor any of its Affiliates shall not make any investment in any Class of Certificates; <u>provided</u>, <u>however</u>, that such prohibition shall not apply to (i) riskless principal transactions effected by a broker dealer Affiliate of the Asset Representations Reviewer or (ii) investments by an Affiliate of the Asset Representations Reviewer if the Asset Representations Reviewer and such Affiliate maintain policies and procedures that (A) segregate personnel involved in the activities of the Asset Representations Reviewer under this Agreement from personnel involved in such Affiliate's investment activities and (B) prevent such Affiliate and its personnel from gaining access to information regarding the Trust and the Asset Representations Reviewer and its personnel from gaining access to such Affiliate's information regarding its investment activities.

Section 11.05 <u>Termination of the Asset Representations Reviewer</u>.

(a) An "<u>Asset Representations Reviewer Termination Event</u>" means any one of the following events whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body:

(i) any failure by the Asset Representations Reviewer to observe or perform in any material respect any of its covenants or agreements or the material breach of its representations or warranties under this Agreement, which failure shall continue unremedied for a period of 30 days after the date on which written notice of such failure shall have been given to the Asset Representations Reviewer by the Trustee or to the Asset Representations Reviewer and the Trustee by the Holders of Certificates having greater than [25]% of the aggregate Voting Rights of all then outstanding Certificates;

(ii)   any failure by the Asset Representations Reviewer to perform in accordance with the Asset Review Standard which failure shall continue unremedied for a period of 30 days;

(iii)   any failure by the Asset Representations Reviewer to be an Eligible Asset Representations Reviewer, which failure shall continue unremedied for a period of 30 days;

(iv)   a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, shall have been entered against the Asset Representations Reviewer, and such decree or order shall have remained in force undischarged or unstayed for a period of 60 days;

(v)   the Asset Representations Reviewer shall consent to the appointment of a conservator or receiver or liquidator or liquidation committee in any insolvency, readjustment of debt, marshaling of assets and liabilities, voluntary liquidation, or similar proceedings of or relating to the Asset Representations Reviewer or of or relating to all or substantially all of its property; or

(vi)   the Asset Representations Reviewer shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable insolvency or reorganization statute, make an assignment for the benefit of its creditors, or voluntarily suspend payment of its obligations.

Upon receipt by the Certificate Administrator of notice of the occurrence of any Asset Representations Reviewer Termination Event, the Certificate Administrator shall promptly provide written notice to all Certificateholders by posting such notice on the Certificate Administrator's Website and by mail, unless the Certificate Administrator has received notice that it has been remedied. If an Asset Representations Reviewer Termination Event shall occur then, and in each and every such case, so long as such Asset Representations Reviewer Termination Event shall not have been remedied, either the Trustee (i) may or (ii) upon the written direction of holders of Certificates evidencing not less than [25]% of the Voting Rights, the Trustee shall, terminate all of the rights and obligations of the Asset Representations Reviewer under this Agreement, other than rights and obligations accrued prior to such termination (including the right to receive all amounts accrued and owing to it under this Agreement) and other than indemnification rights (arising out of events occurring prior to such termination), by notice in writing to the Asset Representations Reviewer. The Asset Representations Reviewer is required to bear all reasonable costs and expenses of each other party to this Agreement in connection with its termination for cause. Notwithstanding anything herein to the contrary, the Depositor and each Sponsor shall have the right, but not the obligation, to notify the Certificate Administrator and the Trustee of any Asset Representations Reviewer Termination Event of which it becomes aware.

(b)   Upon (i) the written direction of holders of Certificates evidencing not less than [25]% of the Voting Rights requesting a vote to terminate and replace the Asset

Representations Reviewer with a proposed successor Asset Representations Reviewer that is an Eligible Asset Representations Reviewer and (ii) payment by such Holders to the Certificate Administrator of the reasonable fees and expenses to be incurred by the Certificate Administrator in connection with administering such vote, the Certificate Administrator shall promptly provide written notice thereof to the Asset Representations Reviewer and to all Certificateholders by (i) posting such notice on its internet website, and (ii) mailing such notice to all Certificateholders at their addresses appearing in the Certificate Register and to the Asset Representations Reviewer. Upon the written direction of holders of Certificates evidencing more than [75]% of a Certificateholder Quorum, the Trustee shall terminate all of the rights and obligations of the Asset Representations Reviewer under this Agreement (other than any rights or obligations that accrued prior to the date of such termination and other than indemnification rights arising out of events occurring prior to such termination) by notice in writing to the Asset Representations Reviewer. As between the Asset Representations Reviewer, on the one hand, and the Certificateholders, on the other, the Certificateholders shall be entitled in their sole discretion to vote for the termination or not vote for the termination of the Asset Representations Reviewer. [In the event that holders of the certificates entitled to at least 75% of the Voting Rights elect to remove the asset representations reviewer without cause and appoint a successor, the successor Asset Representations Reviewer will be responsible for all expenses necessary to effect the transfer of responsibilities from its predecessor.]

(c)   On or after the receipt by the Asset Representations Reviewer of written notice of termination, subject to this Section 11.05, all of its authority and power under this Agreement shall be terminated and, without limitation, the terminated Asset Representations Reviewer shall execute any and all documents and other instruments, and do or accomplish all other acts or things reasonably necessary or appropriate to effect the purposes of such notice of termination. As soon as practicable, but in no event later than 15 Business Days after (1) the Asset Representations Reviewer resigns pursuant to Section 11.03 of this Agreement or (2) the Trustee delivers such written notice of termination to the Asset Representations Reviewer, the Trustee shall appoint a successor Asset Representations Reviewer that is an Eligible Asset Representations Reviewer. The Trustee shall provide written notice of the appointment of an Asset Representations Reviewer to the Master Servicer, the Special Servicer, the Operating Advisor, the Certificate Administrator, the Directing Certificateholder and each Certificateholder within one Business Day of such appointment.

The Asset Representations Reviewer shall at all times be an Eligible Asset Representations Reviewer and if the Asset Representations Reviewer ceases to be an Eligible Asset Representations Reviewer, the Asset Representations Reviewer shall immediately resign under Section 11.03 of this Agreement and the Trustee shall appoint a successor Asset Representations Reviewer subject to and in accordance with this Section 11.05. Notwithstanding the foregoing, if the Trustee is unable to find a successor Asset Representations Reviewer within 30 days of the termination of the Asset Representations Reviewer, the Depositor shall be permitted to find a replacement.

(d)   Upon any termination of the Asset Representations Reviewer and appointment of a successor to the Asset Representations Reviewer, the Trustee shall, as soon as possible, give written notice thereof to the Special Servicer, the Master Servicer, the Certificate Administrator (who shall, as soon as possible, give written notice thereof to the

Certificateholders), the Operating Advisor, the Sponsors, the Depositor and, prior to the occurrence and continuance of a Consultation Termination Event, the Directing Certificateholder and each Rating Agency. In the event that the Asset Representations Reviewer is terminated, all of its rights and obligations under this Agreement shall terminate, other than any rights or obligations that accrued prior to the date of such termination (including the right to receive all amounts accrued and owing to it under this Agreement) and other than indemnification rights (arising out of events occurring prior to such termination).

ARTICLE XII

MISCELLANEOUS PROVISIONS

Section 12.01 <u>Counterparts</u>. This Agreement may be executed simultaneously in any number of counterparts, each of which counterparts shall be deemed to be an original, and such counterparts shall constitute but one and the same instrument. Delivery of an executed counterpart of a signature page of this Agreement in Portable Document Format (PDF) or by facsimile transmission shall be as effective as delivery of a manually executed original counterpart of this Agreement.

Section 12.02 <u>Limitation on Rights of Certificateholders</u>. The death or incapacity of any Certificateholder shall not operate to terminate this Agreement or the Trust Fund, or entitle such Certificateholder's legal representatives or heirs to claim an accounting or to take any action or proceeding in any court for a partition or winding up of the Trust Fund, or otherwise affect the rights, obligations and liabilities of the parties hereto or any of them.

No Certificateholder shall have any right to vote (except as expressly provided for herein) or in any manner otherwise control the operation and management of the Trust Fund, or the obligations of the parties hereto, and nothing herein set forth, or contained in the terms of the Certificates, shall be construed so as to constitute the Certificateholders from time to time as partners or members of an association; and no Certificateholder shall be under any liability to any third person by reason of any action taken by the parties to this Agreement pursuant to any provision hereof.

No Certificateholder shall have any right to institute any suit, action or proceeding in equity or at law upon or under or with respect to this Agreement, the Certificates or any Mortgage Loan, unless such Certificateholder previously shall have given to the Trustee a written notice of default and of the continuance thereof, as hereinbefore provided, and unless the Certificateholders representing Percentage Interests of at least 25% of each affected Class of Certificates, as applicable, has or have made written request upon the Trustee to institute such action, suit or proceeding in its own name as Trustee hereunder and has or have offered to the Trustee such security or indemnity reasonably satisfactory to it as it may require against the costs, expenses and liabilities to be incurred therein or thereby, and the Trustee, for 60 days after its receipt of such notice, request and offer of security or indemnity, shall have failed or refused to institute any such action, suit or proceeding. It is understood and intended, and expressly covenanted by each Certificateholder with every other Certificateholder and the Trustee, that no Certificateholder of any Class shall have any right in any manner whatever by virtue of any provision of this Agreement or the Certificates to affect, disturb or prejudice the rights of the

Holders of any other of such Certificates, or to obtain or seek to obtain priority over or preference to any other such Certificateholder, or to enforce any right under this Agreement or the Certificates, except in the manner herein or therein provided and for the equal, ratable and common benefit of all Holders of Certificates of such Class, as applicable. For the protection and enforcement of the provisions of this Section, each and every Certificateholder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

No Certificateholder shall be a "Party in Interest" as described under 11 U.S.C. Section 1109(b) solely by virtue of its ownership of a Certificate.

Section 12.03 <u>Governing Law</u>. **THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT, THE RELATIONSHIP OF THE PARTIES TO THIS AGREEMENT, AND/OR THE INTERPRETATION AND ENFORCEMENT OF THE RIGHTS AND DUTIES OF THE PARTIES TO THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS AND DECISIONS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CHOICE OF LAW RULES THEREOF. THE PARTIES HERETO INTEND THAT THE PROVISIONS OF SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW SHALL APPLY TO THIS AGREEMENT.**

Section 12.04 <u>Waiver of Jury Trial; Consent to Jurisdiction</u>. **TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, EACH PARTY HERETO WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF OR RELATED TO THIS AGREEMENT, ANY ASSIGNMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST THE OTHER PARTIES, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS, OR OTHERWISE. EACH PARTY HERETO AGREES THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT, ANY ASSIGNMENT OR ANY PROVISION HEREOF OR THEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR ANY ASSIGNMENT.**

TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, EACH PARTY HERETO HEREBY IRREVOCABLY (I) SUBMITS TO THE JURISDICTION OF ANY NEW YORK STATE AND FEDERAL COURTS SITTING IN NEW YORK CITY WITH RESPECT TO MATTERS ARISING OUT OF OR RELATING TO THIS AGREEMENT; (II) AGREES THAT ALL CLAIMS WITH RESPECT TO SUCH MATTERS MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE OR FEDERAL COURTS; (III) WAIVES THE DEFENSE OF AN INCONVENIENT FORUM IN ANY ACTION OR PROCEEDING INVOLVING SUCH

CLAIMS IN ANY SUCH COURT; AND (IV) AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING IN ANY SUCH COURT SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

Section 12.05 <u>Notices</u>. Unless otherwise specified in this Agreement, all demands, notices and communications hereunder shall be in writing, shall be deemed to have been given upon receipt (except that notices to Holders of Class [R] Certificates or Holders of any Class of Certificates no longer held through a Depository and instead held in registered, definitive form shall be deemed to have been given upon being sent by first-class mail, postage prepaid or by overnight courier) as follows:

If to the Trustee, to:

[CONTACT INFORMATION FOR TRUSTEE]

If to the Certificate Administrator, to:

[CONTACT INFORMATION FOR CERTIFICATE ADMINISTRATOR]

If to the Custodian, to:

[CONTACT INFORMATION FOR CUSTODIAN]

If to the Depositor, to:

Deutsche Mortgage & Asset Receiving Corporation
60 Wall Street
New York, New York 10005
Attention: Lainie Kaye

with a copy to:

Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, New York 10281
Attention: Anna H. Glick

If to the Operating Advisor, to:

[CONTACT INFORMATION FOR OPERATING ADVISOR]

If to the Asset Representations Reviewer, to:

[CONTACT INFORMATION FOR ASSET REPRESENTATIONS REVIEWER]

If to the Master Servicer, to:

[CONTACT INFORMATION FOR MASTER SERVICER]

With respect to investor inquiries to:

[EMAIL ADDRESS]

With respect to Rating Agency inquiries to:

[EMAIL ADDRESS]

If to the Special Servicer, to:

[CONTACT INFORMATION FOR SPECIAL SERVICER]

If to German American Capital Corporation as Mortgage Loan Seller, to:

German American Capital Corporation
60 Wall Street
New York, New York 10005
Attention: Lainie Kaye

If to [OTHER SPONSOR], as Mortgage Loan Seller, to:

[CONTACT INFORMATION FOR OTHER SPONSORS]

If to Deutsche Bank Securities Inc., as Initial Purchaser or Underwriter, to:

Deutsche Bank Securities Inc.
Commercial Mortgage-Backed Securities
60 Wall Street
New York, New York 10005
Attention: Lainie Kaye

If to [OTHER INITIAL PURCHASERS OR UNDERWRITERS], as Initial
    Purchaser or Underwriter, to:

[CONTACT INFORMATION FOR OTHER INITIAL PURCHASERS
OR UNDERWRITERS]

If to the initial Controlling Class Representative with respect to any Mortgage
    Loan, to:

[CONTACT INFORMATION]

If to the 17g-5 Information Provider, electronically to:

[EMAIL ADDRESS]
(in an electronic format readable and uploadable (that is not locked or corrupted) on the 17g-5 Information Provider's system, specifically with a subject reference of "[NAME OF ISSUING ENTITY]" and an identification of the type of information being provided in the body of such electronic mail)

or, in the case of the parties to this Agreement, to such other address as such party shall specify by written notice to the other parties hereto.

Solely to the extent the provisions herein contemplate electronic delivery of information, such information shall be transmitted via electronic mail with a subject reference to include "[NAME OF ISSUING ENTITY]" (or substantially similar language) (i) in the case of the Depositor, to *lainie.kaye@db.com*, (ii) in the case of the Trustee, to *[EMAIL ADDRESS]*, (iii) in the case of the Certificate Administrator, to the email address specified on the Certificate Administrator's Website (and, if no such email address is specified therein, to *[EMAIL ADDRESS]*), (iv) in the case of the Operating Advisor, to *[EMAIL ADDRESS]*, (v) in the case of the Asset Representations Reviewer, to [*EMAIL ADDRESS*], (vi) in the case of the Master Servicer to *[EMAIL ADDRESS]*, (vii) in the case of the Special Servicer, to *[EMAIL ADDRESS]*, (viii) in the case of German American Capital Corporation, to *lainie.kaye@db.com*, (ix) in the case of Deutsche Bank Securities Inc., to *lainie.kaye@db.com*, (x) in the case of [LOAN SELLERS], to *[EMAIL ADDRESSES]*, (xi) in the case of [INITIAL PURCHASERS OR UNDERWRITERS], to *[EMAIL ADDRESSES]*, (xii) in the case of the initial Controlling Class Representative, to *[EMAIL ADDRESS]* and (xiii) in the case of the 17g-5 Information Provider, to *[EMAIL ADDRESS]*; or, in the case of the parties to this Agreement, to such other electronic mail address as such party shall specify by written notice (which may be electronic) to the other parties hereto.

The obligation of any party to this Agreement to deliver any notices, reports or other information to any Other Depositor, Other Servicer, Other Special Servicer, Other Trustee or Other 17g-5 Information Provider shall be effective in each case only to the extent such party to this Agreement has received notice of the identity and contact information of such Other Depositor, Other Servicer, Other Special Servicer, Other Trustee or Other 17g-5 Information Provider, as applicable. Any such party may conclusively rely on the name and contact information provided by the related Other Depositor, Other Servicer, Other Special Servicer, Other Trustee or Other 17g-5 Information Provider, as applicable, and shall be entitled to assume that the identity and contact information for such Other Depositor, Other Servicer, Other Special Servicer, Other Trustee or Other 17g-5 Information Provider, as applicable has not changed, absent receipt of written notice from such Other Depositor, Other Servicer, Other Special Servicer, Other Trustee or Other 17g-5 Information Provider, or a replacement thereof under the applicable Other Pooling and Servicing Agreement, of a change with respect to the identity and contact information for such Other Depositor, Other Servicer, Other Special Servicer, Other Trustee or Other 17g-5 Information Provider, or a replacement thereof under the applicable Other Pooling and Servicing Agreement, as applicable.

Section 12.06 <u>Severability of Provisions</u>. If any one or more of the covenants, agreements, provisions or terms of this Agreement shall be for any reason whatsoever held invalid, then, to the extent permitted by applicable law, such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement or of the Certificates or the rights of the Holders thereof.

Section 12.07 <u>Notice to the Depositor and Each Rating Agency</u>. (a) The Certificate Administrator shall use its best efforts to promptly provide notice, promptly furnish (or make available) to the Depositor, the Underwriters, the Initial Purchasers, the Directing Certificateholder (if no Consultation Termination Event has occurred), the Trustee the related Serviced Companion Loan Noteholder (if any) and the 17g-5 Information Provider (who shall promptly post such notice to the 17g-5 Information Provider's Website) with respect to each of the following of which a Responsible Officer of the Certificate Administrator has actual knowledge:

(i)   any material change or amendment to this Agreement, any Mortgage Loan Purchase Agreement or any Intercreditor Agreement;

(ii)   the occurrence of any Servicer Termination Event that has not been cured;

(iii)   the merger, consolidation, resignation or termination of the Certificate Administrator, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer or the Trustee; and

(iv)   the repurchase of Mortgage Loans pursuant to <u>Section 2.03(e)</u> of this Agreement.

(b)   The Certificate Administrator shall promptly furnish to the Depositor, the Underwriters, the Initial Purchasers, the Directing Certificateholder and the 17g-5 Information Provider (who shall promptly post such materials to the 17g-5 Information Provider's Website):

(i)   notice of the final payment to any Class of Certificateholders;

(ii)   notice of any change in the location of the Distribution Accounts, the Interest Reserve Account, or the Gain-on-Sale Reserve Account; and

(iii)   each report to Certificateholders described in <u>Section 4.02</u> and <u>Section 3.13</u> of this Agreement.

(c)   The Master Servicer shall promptly furnish to the 17g-5 Information Provider (who shall promptly post such materials to the 17g-5 Information Provider's Website) and the related Other 17g-5 Information Provider (if any):

(i)   a copy of each rent roll and each operating and other financial statement and occupancy reports, to the extent such information is required to be delivered under a Mortgage Loan, in each case to the extent collected pursuant to <u>Section 3.03</u> of this Agreement;

(ii)   notice of any change in the location of the Collection Account or any Serviced Whole Loan Collection Account,

(iii)   a copy of any notice with respect to a breach of a representation or warranty with respect to any Mortgage Loan;

(iv)   any event that would result in the voluntary or involuntary termination of any insurance of the accounts of the Master Servicer;

(v)   any change in the lien priority of a Mortgage Loan;

(vi)   any new lease of an anchor or a termination of an anchor lease at a retail Mortgaged Property;

(vii)   any material damage to a Mortgaged Property; and

(viii)   any amendment, modification, consent or waiver to or of any provision of a Mortgage Loan or Serviced Whole Loan.

(d)   Any party required to deliver any notice or information pursuant to the terms of this Agreement to the Rating Agencies shall deliver such written notice of the events or information specified in Section 3.14(d) to the Rating Agencies at the address listed below, promptly following the occurrence thereof. The Master Servicer or Special Servicer, as applicable, and the Certificate Administrator and Trustee also shall furnish such other information regarding the Trust Fund as may be reasonably requested by the Rating Agencies to the extent such party has or can obtain such information without unreasonable effort or expense; provided that such other information is first provided to the 17g-5 Information Provider in accordance with the procedures set forth in Section 3.14(d). Notwithstanding the foregoing, the failure to deliver such notices or copies shall not constitute a Servicer Termination Event, as the case may be, under this Agreement. Any confirmation of the rating by the Rating Agencies required hereunder shall be in writing.

Notices to each Rating Agency shall be addressed as follows:

[RATING AGENCY ADDRESSES]

or in each case to such other address as any Rating Agency shall specify by written notice to the parties hereto.

Section 12.08 Amendment. This Agreement or any Custodial Agreement may be amended at any time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee without the consent of any of the Certificateholders or any Serviced Companion Loan Noteholders:

(i)   to cure any ambiguity or to correct any manifest error;

(ii)   to cause the provisions herein or therein to conform or be consistent with or in furtherance of the statements made in the Prospectus or Private Placement

Memorandum with respect to the Certificates, the Trust or this Agreement or to correct or supplement any provisions herein or therein which may be defective or inconsistent with any other provisions herein or therein;

(iii)   to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; <u>provided</u> that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment;

(iv)   to modify, eliminate or add to any of its provisions to such extent as shall be necessary to maintain the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any Certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the Trust Fund or any Trust REMIC or the Grantor Trust that would be a claim against the Trust Fund or any Trust REMIC or the Grantor Trust; <u>provided</u> that the Trustee and the Certificate Administrator have received an Opinion of Counsel (at the expense of the party requesting such amendment) to the effect that (a) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (b) such action will not adversely affect in any material respect the interests of any Certificateholder or Companion Loan Noteholder;

(v)   to modify, eliminate or add to the provisions any provision hereof restricting transfer of the Class R Certificates; <u>provided</u> the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Trust Fund, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person;

(vi)   to revise or add any other provisions with respect to matters or questions arising under this Agreement or any other change; <u>provided</u> that the required action shall not adversely affect in any material respect the interests of any Certificateholder (including, with respect to the AB Whole Loan, the Holders of the [LOAN SPECIFIC CLASS] Certificates) or any holder of a Serviced Pari Passu Companion Loan not consenting to such revision or addition as evidenced in writing by an Opinion of Counsel, at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (<u>provided</u> that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates);

(vii)   to amend or supplement any provision hereof to the extent necessary to maintain the then-current ratings assigned to each Class of Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies

and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (<u>provided</u> that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); <u>provided</u> that such amendment or supplement shall not adversely affect in any material respect the interests of any Certificateholder not consenting to such amendment or supplement as evidenced by an Opinion of Counsel;

    (viii)   to modify the provisions of <u>Section 3.06</u> and <u>Section 3.17</u> (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Termination Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an Opinion of Counsel and (c) each Rating Agency has delivered a Rating Agency Confirmation and, with regard to any class of Serviced Companion Loan Securities, the applicable rating agencies have delivered a confirmation that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (<u>provided</u> that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); and

    (ix)   to modify the procedures of this Agreement relating to compliance with Rule 17g-5 of the Exchange Act; <u>provided</u> that such amendment shall not adversely affect in any material respects the interests of any Certificateholders, as evidenced by (x) an Opinion of Counsel or (y) if any Certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such Certificates; and <u>provided</u>, <u>further</u>, that the Certificate Administrator shall give notice of any such amendment to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's Website and the Certificate Administrator shall post such notice to the Certificate Administrator's Website;

    <u>provided</u> that any amendment under this <u>Section 12.08</u> (a) shall not materially increase the obligations of the Depositor, the Trustee, the Paying Agent, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the 17g-5 Information Provider, the Master Servicer or the Special Servicer without such party's consent; and (b) shall not adversely affect in any material respect the interests of any Certificateholder or Serviced Companion Loan Noteholder not consenting thereto, as evidenced in the case of clauses (iii) through (x) above by (x) an Opinion of Counsel or (y) solely in the case of a Certificateholder of a rated Class, receipt of a Rating Agency Confirmation from each applicable Rating Agency. In no event shall any such amendment cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC or the Grantor Trust to fail to qualify as a grantor trust.

This Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee with the prior written consent of the Holders of Certificates representing not less than a majority of the Percentage Interests of each Class of Certificates affected thereby (without regard to Certificates held by the Depositor, any of the Depositor's Affiliates and/or agents) and each Serviced Companion Loan Noteholder affected thereby for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or modifying in any manner the rights of the Certificateholders or the Serviced Companion Loan Noteholders; provided, that no such amendment may:

(x) reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Subordinate Companion Loan which are required to be distributed on any Certificate, without the consent of the Holders of Certificates representing all of the Percentage Interests of the Class or Classes affected thereby or which are required to be distributed to any Companion Loan Noteholders without the consent of such Companion Loan Noteholders;

(xi) reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Loan Noteholder or Holder of [LOAN SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then-outstanding or such Companion Loan Noteholder, as applicable;

(xii) adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding;

(xiii) change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary hereunder, without the consent of such Mortgage Loan Seller; or

(xiv) amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee, at any time and from time to time, without the consent of the Certificateholders or, if applicable, the Serviced Companion Loan Noteholders, may amend this Agreement to modify, eliminate or add to any of its provisions (i) to such extent as shall be necessary to maintain the qualification

of the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC as a REMIC or the qualification of the Grantor Trust as a grantor trust, or to prevent the imposition of any additional material state or local taxes, at all times that any Certificates are outstanding; provided that such action, as evidenced by an Opinion of Counsel (obtained at the expense of the Trust Fund), is necessary or helpful to maintain such qualification or to prevent the imposition of any such taxes, and would not adversely affect in any material respect the interest of any Certificateholder or if applicable, any Serviced Companion Loan Noteholder or (ii) to the extent necessary to comply with the Investment Company Act of 1940, as amended, the Exchange Act, Regulation AB, and/or any related regulatory actions and/or interpretations.

If neither the Depositor nor any successor thereto, if any, is in existence, any amendment under this Section 12.08 shall be effective with the consent of the Trustee, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the Master Servicer and the Special Servicer, in writing, and to the extent required by this Section 12.08, the Certificateholders and Serviced Companion Loan Noteholders.

It shall not be necessary for the consent of Certificateholders under this Section 12.08 to approve the particular form of any proposed amendment, but it shall be sufficient if such consent shall approve the substance thereof. The method of obtaining such consents and of evidencing the authorization of the execution thereof by Certificateholders and, if applicable, Serviced Companion Loan Noteholders, shall be subject to such reasonable regulations as the Trustee may prescribe; provided, that such method shall always be by affirmation and in writing.

Notwithstanding any contrary provision of this Agreement, no amendment shall be made to this Agreement or any Custodial Agreement unless the Trustee and the Certificate Administrator have received an Opinion of Counsel, at the expense of the Trust Fund (and, in the case of any Whole Loan, any such expense shall be allocated in accordance with the expense allocation provision of the related Intercreditor Agreement) confirming that such amendment is authorized or permitted by this Agreement and that all conditions precedent with respect thereto have been satisfied, respectively, hereunder and such amendment will not cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC at any time that any Certificates are outstanding, or cause the Grantor Trust to fail to qualify as a grantor trust, or cause a tax to be imposed on the Trust Fund or any such Trust REMIC or any such Grantor Trust.

Prior to the execution of any amendment to this Agreement or any Custodial Agreement, the Trustee, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the Special Servicer and the Master Servicer may request and shall be entitled to rely conclusively upon an Opinion of Counsel and an Officer's Certificate, at the expense of the party requesting such amendment (or, if such amendment is required to maintain the rating issued by any Rating Agency or requested by the Trustee for any purpose described in clauses (i), (ii) or (iii) of the first sentence of this Section 12.08 (which do not modify or otherwise relate solely to the obligations, duties or rights of the Trustee), then at the expense of the Trust Fund (and, in the case of any Whole Loan, any such expense shall be allocated in accordance with the expense allocation provision of the related Intercreditor Agreement)) confirming that the execution of such amendment is authorized or permitted by this Agreement and that all conditions precedent with respect thereto have been satisfied. The Trustee, the Certificate Administrator, the Operating Advisor or the Asset Representations Reviewer may,

but shall not be obligated to, enter into any such amendment which affects the Trustee's, the Certificate Administrator's, the Operating Advisor's or the Asset Representations Reviewer's own rights, duties or immunities under this Agreement.

Notwithstanding any contrary provision contained in this Agreement, no amendment shall be made to this Agreement (i) which adversely affects the rights, including (without limitation) as a third-party beneficiary hereunder, and/or obligations (including, without limitation, in the case of a Mortgage Loan Seller, under the related Mortgage Loan Purchase Agreement) of any Mortgage Loan Seller, Initial Purchaser or Underwriter without the written consent of such Mortgage Loan Seller, Initial Purchaser or Underwriter, as applicable or (ii) which adversely affects (as determined by the applicable Companion Loan Noteholder in good faith) the rights and/or obligations of any Companion Loan Noteholder without the written consent of such Companion Loan Noteholder.

Promptly after the execution of any amendment to this Agreement, the Certificate Administrator shall post a copy of the same to the Certificate Administrator's Website, deliver a copy of the same to the 17g-5 Information Provider who shall post a copy of the same on the 17g-5 Information Provider's Website pursuant to Section 3.14(d) of this Agreement, and thereafter, the Certificate Administrator shall furnish written notification of the substance of such amendment to each Certificateholder, the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Trustee, each Mortgage Loan Seller, the Underwriters and the Initial Purchasers.

Section 12.09 Confirmation of Intent. It is the express intent of the parties hereto that the conveyance of the Trust Fund (including the Mortgage Loans) by the Depositor to the Trustee on behalf of Certificateholders as contemplated by this Agreement be treated for all purposes as a sale by the Depositor of the Trust Fund to the Trustee. It is, further, not the intention of the parties that such conveyance be deemed a pledge of the Trust Fund by the Depositor to the Trustee to secure a debt or other obligation of the Depositor. However, if, notwithstanding the intent of the parties, the Trust Fund is held to continue to be property of the Depositor then (a) this Agreement shall also be deemed to be a security agreement under applicable law; (b) the transfer of the Trust Fund provided for herein shall be deemed to be a grant by the Depositor to the Trustee on behalf of Certificateholders of a first priority security interest in, and the Depositor hereby grants to the Trustee a security interest in, all of the Depositor's right, title and interest in and to, whether now owned or existing or hereafter acquired or arising, the property identified in clauses (i) through (xiv) of the definition of "Trust Fund" and all proceeds thereof; (c) the possession by the Trustee (or the Custodian on its behalf) of Mortgage Notes and such other items of property as constitute instruments, money, negotiable documents or chattel paper shall be deemed to be "possession by the secured party" for purposes of perfecting the security interest pursuant to Section 9-313 of the New York Uniform Commercial Code; and (d) notifications to Persons holding such property, and acknowledgments, receipts or confirmations from Persons holding such property, shall be deemed notifications to, or acknowledgments, receipts or confirmations from, financial intermediaries, bailees or agents (as applicable) of the Trustee for the purpose of perfecting such security interest under applicable law. The Depositor shall, and upon the request and direction of the Master Servicer, the Trustee shall, to the extent consistent with this Agreement (and at the expense of the Trust Fund (and, in the case of any Whole Loan, such expense shall be allocated

in accordance with the expense allocation provision of the related Intercreditor Agreement)), take such actions as may be necessary to ensure that such security interest is a perfected security interest of first priority under applicable law and will be maintained as such throughout the term of this Agreement. It is the intent of the parties that such a security interest would be effective whether any of the Certificates are sold, pledged or assigned.

Section 12.10 <u>No Intended Third-Party Beneficiaries</u>. Except as specified in <u>Section 12.12</u> of this Agreement, no Person other than a party to this Agreement, any Mortgage Loan Seller, any Initial Purchaser, any Underwriter or any Certificateholder shall have any rights with respect to the enforcement of any of the rights or obligations hereunder. Without limiting the foregoing, the parties to this Agreement specifically state that no Borrower, Manager or other party to a Mortgage Loan is an intended third-party beneficiary of this Agreement.

Section 12.11 <u>Entire Agreement</u>. This Agreement (and, with respect to each Whole Loan, together with the related Intercreditor Agreement) contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understanding, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter hereof. The express terms hereof control and supersedes any course of performance or usage of the trade inconsistent with any of the terms hereof.

Section 12.12 <u>Third Party Beneficiaries</u>. Each of the Trustee, the Certificate Administrator, the Master Servicer and the Special Servicer acknowledge that (i) each Mortgage Loan Seller and Deutsche Bank Securities Inc. are third party beneficiaries with respect to <u>Section 8.05(h)</u> of this Agreement, the obligations of any party to this Agreement to deliver information to the 17g-5 Information Provider hereunder and the obligations of the 17g-5 Information Provider to post information to the 17g-5 Information Provider's Website (or make available to the NRSROs the items referenced in <u>Section 3.13(c)</u> and (d)) and the express obligations of any party hereto to deliver documents, notices, information or funds to a Mortgage Loan Seller, (ii) each Mortgage Loan Seller is a third party beneficiary with respect to <u>Section 2.01</u>, <u>Section 2.02</u>, <u>Section 2.03</u> and <u>Section 12.08</u> of this Agreement and its rights as a Privileged Person, (iii) each Initial Purchaser and each Underwriter is a third party beneficiary with respect to its rights to receive any notices, documents, certifications and/or information hereunder and its rights under <u>Section 12.08</u> of this Agreement, (iv) each holder of a Companion Loan and any related Other Depositor is an intended third party beneficiary in respect of the rights afforded it under this Agreement and may directly (or, in the case of a holder of a Companion Loan, the related Other Servicer may) enforce such rights, (v) each of the Serviced Companion Loan Service Providers under the applicable Other Pooling and Servicing Agreement is an intended third party beneficiary under this Agreement with respect to any provision herein expressly relating to compensation, reimbursement or indemnification of such Serviced Companion Loan Service Provider and the provisions regarding the coordination of Advances and (vi) each of the Non-Serviced Mortgage Loan Service Providers under the applicable Other Pooling and Servicing Agreement is an intended third party beneficiary under this Agreement with respect to any provisions herein relating to (1) the reimbursement of any nonrecoverable advances made with respect to the applicable Non-Serviced Mortgage Loan by such Persons, (2) the indemnification of each applicable Other Servicer, Other Special Servicer and Other Trustee pursuant to <u>Section 1.04</u> of this Agreement against any claims, losses,

penalties, fines, forfeitures, legal fees and related costs, judgments and any other costs, liabilities, fees and expenses incurred in connection with the related Other Pooling and Servicing Agreement and this Agreement that relate solely to its servicing of the related Whole Loan and any related reimbursement provisions, (3) the provisions set forth in Section 4.07(e) of this Agreement regarding advancing coordination and (4) the provisions set forth in Sections 3.29 and 6.07, as applicable, of this Agreement.

Subject to Section 2.03(j)(ii), Section 2.03(k)(iii) and Section 2.03(k)(iv), any Requesting Certificateholder shall be an express third-party beneficiary to this Agreement for purpose of exercising rights under Section 2.03(j) through Section 2.03(n).

[NO FURTHER TEXT ON THIS PAGE]

IN WITNESS WHEREOF, the Depositor, the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Operating Advisor and the Asset Representations Reviewer have caused their names to be signed hereto by their respective officers thereunto duly authorized all as of the day and year first above written.

DEUTSCHE MORTGAGE & ASSET
    RECEIVING CORPORATION,
  as Depositor

By:_____
    Name:
    Title:

By:_____
    Name:
    Title:

[NAME OF MASTER SERVICER],
    as Master Servicer

By:_____
    Name:
    Title:

[NAME OF SPECIAL SERVICER],
    as Special Servicer

By:_____
    Name:
    Title:

[NAME OF TRUSTEE],
    as Trustee

By:_____
    Name:
    Title:

[NAME OF CERTIFICATE
    ADMINISTRATOR, PAYING AGENT
    AND CUSTODIAN],
    as Certificate Administrator, Paying Agent
    and Custodian

By:_____
    Name:
    Title:

[NAME OF OPERATING ADVISOR],
    as Operating Advisor

By: _____
    Name:
    Title:

[NAME OF ASSET REPRESENTATIONS
    REVIEWER],
    as Asset Representations Reviewer

By: _____
    Name:
    Title:

STATE OF _____)

                      : ss.:

COUNTY OF _____)

On the _____ day of [_____] in the year 20[__], before me, the undersigned, personally appeared _____, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument, and that such individual made such appearance before the undersigned in the _____ (insert the city or other political subdivision and the state or county or other place the acknowledgment was taken).

                                            _____

                                            Signature and Office of individual taking acknowledgment

This instrument prepared by:

Name: Cadwalader, Wickersham & Taft LLP
Address: 200 Liberty Street
           New York, New York 10281

EXHIBIT A-1

FORM OF [CLASS A-1] CERTIFICATE

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("<u>DTC</u>"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][1]

THIS CERTIFICATE DOES NOT REPRESENT AN OBLIGATION OF OR INTEREST IN THE DEPOSITOR, THE ORIGINATOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE CERTIFICATE ADMINISTRATOR, THE CERTIFICATE REGISTRAR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THE CERTIFICATES NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

PRINCIPAL PAYMENTS ON THIS CERTIFICATE ARE PAYABLE IN INSTALLMENTS AS SET FORTH HEREIN. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED.

---

[1] Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[NAME OF ISSUING ENTITY] COMMERCIAL MORTGAGE
PASS-THROUGH CERTIFICATES, [CLASS A-1]

[Class A-1] Pass-Through Rate: [__]%

CUSIP: [_____]

ISIN: [_____]

Original Aggregate Certificate Balance of the [Class A-1] Certificates: $[_____]

Initial Certificate Balance of this Certificate: $[___]

First Distribution Date: [_____], 20[__]

Cut-off Date: The close of business on the later of the related due date for each Mortgage Loan in [_____] 20[__] and the date of origination of such Mortgage Loan

Assumed Final Distribution Date: [_____], 20[__]

No.: [A-1]-[_]

This certifies that [_____] is the registered owner of a beneficial ownership interest in a Trust Fund, including the distributions to be made with respect to the [Class A-1] Certificates. The Trust Fund, described more fully below, consists primarily of a pool of Mortgage Loans secured by first liens on commercial, multifamily and manufactured housing community properties and held in trust by the Trustee and serviced by the Master Servicer. The Trust Fund was created, and the Mortgage Loans are to be serviced, pursuant to the Pooling and Servicing Agreement (as defined below). The Holder of this Certificate, by virtue of the acceptance hereof, assents to the terms, provisions and conditions of the Pooling and Servicing Agreement and is bound thereby.

The Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), between the Depositor, [_____], as master servicer (in such capacity, the "Master Servicer"), [_____], as special servicer (the "Special Servicer"), [_____], as trustee (the "Trustee"), [_____], as certificate administrator (in such capacity, the "Certificate Administrator"), paying agent and custodian, [_____], as operating advisor (the "Operating Advisor"), and [_____], as asset representations reviewer (the "Asset Representations Reviewer") evidences the issuance of the Class [_____] Certificates (the "Certificates"; the Holders of Certificates issued under the Pooling and Servicing Agreement are collectively referred to herein as "Certificateholders"). This Certificate is issued pursuant to, and in accordance with, the terms of the Pooling and Servicing Agreement. To the extent not defined herein, capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by

acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

The Certificate Administrator makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans and has executed this Certificate in its limited capacity as Certificate Administrator under the Pooling and Servicing Agreement. In the event that there is any conflict between any provision of this Certificate and any provision of the Pooling and Servicing Agreement, such provision of this Certificate shall be superseded to the extent of such inconsistency.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator, or the Paying Agent on behalf of the Certificate Administrator, will distribute (other than the final distribution on any Certificate), on the [____] Business Day after each Determination Date (each such date, a "Distribution Date") an amount equal to such Person's pro rata share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the [Class A-1] Certificates for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. "Determination Date" is defined in the Pooling and Servicing Agreement as the sixth day of each month, or if such sixth day is not a Business Day, then the next Business Day, commencing in [_____] 20[__]. Holders of this Certificate may be entitled to Prepayment Premiums and Yield Maintenance Charges as provided in the Pooling and Servicing Agreement.

During each Interest Accrual Period (as defined below), interest on the [Class A-1] Certificates will be calculated based on a 360-day year consisting of twelve 30-day months on the outstanding Certificate Balance hereof.

Interest accrued on this Certificate during an Interest Accrual Period, plus the aggregate unpaid Interest Shortfall with respect to this Certificate, if any, will be payable on the related Distribution Date to the extent provided in the Pooling and Servicing Agreement. The "Interest Accrual Period" means, with respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs. Each Interest Accrual Period is assumed to consist of 30 days.

All distributions (other than the final distribution on any Certificate) will be made by the Paying Agent to the Persons in whose names the Certificates are registered at the close of business on each Record Date, which will be the close of business on the last Business Day of the calendar month preceding the month in which such Distribution Date occurs. Such distributions shall be made on each Distribution Date other than the Termination Date to each Certificateholder of record on the related Record Date, by wire transfer of immediately available funds to the account of such Holder at a bank or other entity located in the United States and having appropriate facilities therefor if such Holder shall have provided the Paying Agent with wire instructions in writing at least five Business Days prior to the related Record Date, or, otherwise, by check mailed by first-class mail to the address set forth therefor in the Certificate Register. The final distribution on each Certificate shall be made in like manner, but only upon presentment and surrender of such Certificate at the office of the Certificate Administrator or its

agent (which may be the Paying Agent or the Certificate Registrar acting as such agent) that is specified in the notice to Holders of such final distribution.

Any funds not distributed on the Termination Date because of the failure of any Certificateholders to tender their Certificates shall, on such date, be set aside and held in trust for the benefit of the appropriate non-tendering Certificateholders. If any Certificates as to which notice of the Termination Date has been given pursuant to the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders, at their last addresses shown in the Certificate Register, to surrender their Certificates for cancellation in order to receive, from such funds held, the final distribution with respect thereto. If within one year after the second notice not all of such Certificates shall have been surrendered for cancellation, the Certificate Administrator may, directly or through an agent, take appropriate steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates. The costs and expenses of holding such funds in trust and of contacting such Certificateholders shall be paid out of such funds. If within two years after the second notice any such Certificates shall not have been surrendered for cancellation, the Paying Agent shall pay to the Certificate Administrator all amounts distributable to the Holders thereof, and the Certificate Administrator shall thereafter hold such amounts for the benefit of such Holders until the earlier of (i) its termination as Certificate Administrator under the Pooling and Servicing Agreement and the transfer of such amounts to a successor certificate administrator and (ii) the termination of the Trust Fund and distribution of such amounts to the Residual Certificateholders. No interest shall accrue or be payable to any Certificateholder on any amount held as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with the Pooling and Servicing Agreement. Such funds held by the Certificate Administrator may be invested under certain circumstances, and all income and gain realized from investment of such funds shall accrue for its benefit.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries in respect of the Mortgage Loans, as more specifically set forth herein and in the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement, the Trust Fund includes (in each case, to the extent of the Trust Fund's interest therein and specifically excluding any interest of any Serviced Companion Loan Noteholder therein): (i) such Mortgage Loans as from time to time are subject to the Pooling and Servicing Agreement, together with the Mortgage Files relating thereto; (ii) all scheduled or unscheduled payments on or collections in respect of the Mortgage Loans due after the Cut-off Date; (iii) the Trust Fund's interest in any REO Property; (iv) all revenues received in respect of any REO Property; (v) any Assignments of Leases, Rents and Profits and any security agreements related to the Mortgage Loans; (vi) any indemnities or guaranties given as additional security for any Mortgage Loans; (vii) a security interest in all assets deposited in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts, and Reserve Accounts, (viii) the Loss of Value Reserve Fund; (ix) the Collection Account, the Serviced Whole Loan Collection Accounts, the Distribution Accounts, any Gain-on-Sale Reserve Account, the Interest Reserve Account, and the Trust's interest in any REO

Account, including any amounts on deposit therein, assets credited thereto and any reinvestment income, as applicable; (x) a security interest in any environmental indemnity agreements relating to the Mortgaged Properties; (xi) a security interest in all insurance policies with respect to the Mortgage Loans and the Mortgaged Properties; (xii) the rights and remedies under the Mortgage Loan Purchase Agreements relating to document delivery requirements with respect to the Mortgage Loans and the representations and warranties of the related Mortgage Loan Seller regarding its Mortgage Loans; (xiii) the Loan Specific REMIC Regular Interests, the Lower-Tier Regular Interests and the Class [EC] Regular Interests, (xiv) the Interest Deposit Amount (net of any Servicing Fee, Certificate Administrator/Trustee Fee, the CREFC® Intellectual Property Royalty License Fee and the Operating Advisor Fee) and (xv) the proceeds of the foregoing (other than any interest earned on deposits in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and any Reserve Accounts, to the extent such interest belongs to the related Borrower). As provided in the Pooling and Servicing Agreement, withdrawals may be made from certain of the above accounts for purposes other than distributions to Certificateholders.

This Certificate does not purport to summarize the Pooling and Servicing Agreement, and reference is made to the Pooling and Servicing Agreement for the interests, rights, benefits, obligations and duties evidenced hereby, and the limitations thereon, and the rights, duties and immunities of the Certificate Administrator.

As provided in the Pooling and Servicing Agreement and subject to certain limitations set forth therein, this Certificate is transferable or exchangeable only upon surrender of this Certificate to the Certificate Registrar at its offices together with an assignment and transfer (executed by the Holder or his duly authorized attorney), subject to the requirements in Article V of the Pooling and Servicing Agreement. Upon surrender for registration of transfer of this Certificate, subject to the requirements Article V of the Pooling and Servicing Agreement, the Certificate Administrator shall execute and the Authenticating Agent shall duly authenticate in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations of a like aggregate denomination as the Certificate being surrendered. Such Certificates shall be delivered by the Certificate Registrar in accordance with Article V of the Pooling and Servicing Agreement.

Prior to due presentation of this Certificate for registration of transfer, the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent and any agent of any of them may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent or any agent of any of them shall be affected by notice or knowledge to the contrary.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.02 of the Pooling and Servicing Agreement other than for transfers to Institutional Accredited Investors as provided in Section 5.02(h) of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the transferor shall reimburse the Trust Fund for

any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer.

The Pooling and Servicing Agreement or any Custodial Agreement may be amended at any time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee without the consent of any of the Certificateholders or any Serviced Companion Loan Noteholders, (i) to cure any ambiguity or to correct any manifest error; (ii) to cause the provisions of the Pooling and Servicing Agreement or any Custodial Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus or Private Placement Memorandum with respect to the Certificates, the Trust or the Pooling and Servicing Agreement or to correct or supplement any provisions of the Pooling and Servicing Agreement or any Custodial Agreement which may be defective or inconsistent with any other provisions of the Pooling and Servicing Agreement or any Custodial Agreement; (iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment; (iv) to modify, eliminate or add to any of its provisions to such extent as shall be necessary to maintain the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any Certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the Trust Fund or any Trust REMIC or the Grantor Trust that would be a claim against the Trust Fund or any Trust REMIC or the Grantor Trust; provided that the Trustee and the Certificate Administrator have received an Opinion of Counsel (at the expense of the party requesting such amendment) to the effect that (a) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (b) such action will not adversely affect in any material respect the interests of any Certificateholder or Companion Loan Noteholder; (v) to modify, eliminate or add to the provisions any provision hereof restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Trust Fund, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person; (vi) to revise or add any other provisions with respect to matters or questions arising under this Agreement or any other change; provided that the required action shall not adversely affect in any material respect the interests of any Certificateholder (including, with respect to the AB Whole Loan, the Holders of the [LOAN-SPECIFIC CLASS] Certificates) or any holder of a Serviced Pari Passu Companion Loan not consenting thereto as evidenced in writing by an Opinion of Counsel, at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating

agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (vii) to amend or supplement any provision hereof to the extent necessary to maintain the then-current ratings assigned to each Class of Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); provided that such amendment or supplement shall not adversely affect in any material respect the interests of any Certificateholder not consenting thereto as evidenced by an Opinion of Counsel; (viii) to modify the provisions of Section 3.06 and Section 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an Opinion of Counsel and (c) each Rating Agency has delivered a Rating Agency Confirmation and, with regard to any class of Serviced Companion Loan Securities, the applicable rating agencies have delivered a confirmation that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (ix) to modify the procedures of this Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that such amendment shall not adversely affect in any material respects the interests of any Certificateholders, as evidenced by (x) an Opinion of Counsel or (y) if any Certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such Certificates; and provided, further, that the Certificate Administrator shall give notice of any such amendment to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's Website and the Certificate Administrator shall post such notice to the Certificate Administrator's Website; and (x) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of this Agreement to such extent as shall be necessary to (A) effect the qualification of this Agreement under the TIA or under any similar federal statute hereafter enacted and to add to this Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform this Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (x) shall be at the sole cost and expense of the Depositor. Such amendment (a) shall not materially increase the obligations of the Depositor, the Trustee, the Paying Agent, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the 17g-5 Information Provider, the Master Servicer or the Special Servicer without such party's consent; and (b) shall not adversely affect in any material respect the interests of any Certificateholder or Serviced Companion Loan Noteholder not consenting thereto, as evidenced in the case of clauses (iii) through (x) above by

(x) an Opinion of Counsel or (y) solely in the case of a Certificateholder of a rated Class, receipt of a Rating Agency Confirmation from each applicable Rating Agency. In no event shall any such amendment cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC or the Grantor Trust to fail to qualify as a grantor trust.

The Pooling and Servicing Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee with the prior written consent of the Holders of Certificates representing not less than 66-2/3% of the Percentage Interests of each Class of Certificates affected thereby (without regard to Certificates held by the Depositor, any of the Depositor's Affiliates and/or agents) and each Serviced Companion Loan Noteholder affected thereby for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or modifying in any manner the rights of the Certificateholders or the Serviced Companion Loan Noteholders; provided, that no such amendment may:

(i) reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Serviced Whole Loans which are required to be distributed on any Certificate, without the consent of the Holders of Certificates representing all of the Percentage Interests of the Class or Classes affected thereby or which are required to be distributed to any Serviced Companion Loan Noteholders;

(ii) reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN-SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then-outstanding or such Companion Holders, as applicable;

(iii) adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding;

(iv) change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary hereunder, without the consent of such Mortgage Loan Seller; or

(v) amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates) and, if required under

the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee, at any time and from time to time, without the consent of the Certificateholders or, if applicable, the Serviced Companion Loan Noteholders, may amend the Pooling and Servicing Agreement to modify, eliminate or add to any of its provisions (i) to such extent as shall be necessary to maintain the qualification of Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC as a REMIC or the qualification of the Grantor Trust as a grantor trust, or to prevent the imposition of any additional material state or local taxes, at all times that any Certificates are outstanding; *provided*, that such action, as evidenced by an Opinion of Counsel (obtained at the expense of the Trust Fund), is necessary or helpful to maintain such qualification or to prevent the imposition of any such taxes, and would not adversely affect in any material respect the interest of any Certificateholder or if applicable, any Serviced Companion Loan Noteholder or (ii) to the extent necessary to comply with the Investment Company Act of 1940, as amended, the Exchange Act, Regulation AB, and/or any related regulatory actions and/or interpretations.

The Certificateholder owning a majority of the Percentage Interests in the Controlling Class and, if no such Certificateholder exercises such option, the Special Servicer, and if the Special Servicer does not exercise such option, the Master Servicer may effect an early termination of the Trust Fund, upon not less than 30 days' prior Notice of Termination given to the Trustee, the Special Servicer and the Master Servicer any time specifying the Anticipated Termination Date, which shall be on or after the Early Termination Notice Date (defined as any date as of which the aggregate Stated Principal Balance of the Mortgage Loans is less than 1.0% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date) by purchasing on such date all, but not less than all, of the Mortgage Loans (including the Trust Subordinate Companion Loan) then included in the Trust Fund, and the Trust's interest in all property acquired in respect of any Mortgage Loan, at a purchase price, payable in cash, equal to the sum of, without duplication:

(A)   100% of the Stated Principal Balance of each Mortgage Loan included in the Trust as of the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of principal);

(B)   the fair market value of all other property included in the Trust Fund as of the last day of the month preceding such Anticipated Termination Date, as determined by an Independent appraiser acceptable to the Master Servicer as of a date not more than 30 days prior to the last day of the month preceding such Distribution Date;

(C)   all unpaid interest accrued on the unpaid balance of each Mortgage Loan (including any Mortgage Loan as to which title to the related Mortgaged Property has been acquired) at the Mortgage Rate to the

last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of interest); and

(D)   the aggregate amount of unreimbursed Advances, with interest thereon at the Advance Rate, and unpaid Servicing Compensation, Special Servicing Compensation, Operating Advisor Fees, Certificate Administrator/Trustee Fees, the CREFC® Intellectual Property Royalty License Fees and Trust Fund expenses.

In addition, the Pooling and Servicing Agreement provides that following the date on which the Class [_____] Notional Amount, the Class [_____] Notional Amount and the aggregate Certificate Balance of the Class [_____] Certificates is reduced to zero, the Sole Certificateholder shall have the right to exchange all of the then-outstanding Certificates (other than (i) the Class [_____] Certificates if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [_____] Certificates pursuant to the definition of "Sole Certificateholder" and (ii) the [ARD CLASS] and Class [R] Certificates) for all of the Mortgage Loans and each REO Property remaining in the Trust Fund as contemplated by clause (ii) of Section 9.01(a) of the Pooling and Servicing Agreement by giving written notice to all the parties to the Pooling and Servicing Agreement no later than 60 days prior to the anticipated date of exchange.

All costs and expenses incurred by any and all parties to the Pooling and Servicing Agreement or by the Trust Fund in connection with the purchase of the Mortgage Loans and the other assets of the Trust Fund pursuant to Section 9.01(c) of the Pooling and Servicing Agreement shall be borne by the party exercising its purchase rights thereunder. The Trustee and the Certificate Administrator shall be entitled to rely conclusively on any determination made by an Independent appraiser pursuant to Section 9.01(c) of the Pooling and Servicing Agreement.

The respective obligations and responsibilities of the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee created by the Pooling and Servicing Agreement with respect to the Certificates (other than the obligations of the Certificate Administrator to make certain payments and to send certain notices to Certificateholders as set forth in the Pooling and Servicing Agreement) shall terminate upon payment (or provision for payment) to the Certificateholders and the Serviced Companion Loan Noteholders of all amounts held by or on behalf of the Trustee, the Certificate Administrator and the Master Servicer, as the case may be, required under the Pooling and Servicing Agreement to be so paid on the Distribution Date following the earlier to occur of (i) the purchase of the Mortgage Loans and all other property held by the Trust Fund in accordance with Section 9.01(c) of the Pooling and Servicing Agreement; (ii) the exchange by the Sole Certificateholder of its Certificates for the Mortgage Loans in accordance with Section 9.01(g) of the Pooling and Servicing Agreement; and (iii) the later of (a) the receipt or collection of the last payment due on any Mortgage Loan or Trust Subordinate Companion Loan included in the Trust Fund, or (b) the liquidation and disposition pursuant to the Pooling and Servicing Agreement of the last asset held by the Trust Fund;

provided that in no event shall the trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the United Kingdom, living on the date hereof.

Unless the Certificate of Authentication on this Certificate has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Certificate Administrator has caused this [Class A-1] Certificate to be duly executed.

Dated: [_____], 20[___]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Certificate Administrator

By:_____
　　　　　Authorized Signatory


<u>Certificate of Authentication</u>

This is one of the [Class A-1] Certificates referred to in the Pooling and Servicing Agreement.

Dated: [_____], 20[___]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Authenticating Agent

By:_____
　　　　　Authorized Signatory


EXHIBIT A-2

FORM OF [CLASS A-2] CERTIFICATE

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("<u>DTC</u>"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][1]

THIS CERTIFICATE DOES NOT REPRESENT AN OBLIGATION OF OR INTEREST IN THE DEPOSITOR, THE ORIGINATOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE CERTIFICATE ADMINISTRATOR, THE CERTIFICATE REGISTRAR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THE CERTIFICATES NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

PRINCIPAL PAYMENTS ON THIS CERTIFICATE ARE PAYABLE IN INSTALLMENTS AS SET FORTH HEREIN. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED.

---

[1] Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[NAME OF ISSUING ENTITY] COMMERCIAL MORTGAGE
PASS-THROUGH CERTIFICATES, [CLASS A-2]

[Class A-2] Pass-Through Rate: [_____]%

CUSIP: [_____]

ISIN: [_____]

Original Aggregate Certificate Balance of the [Class A-2] Certificates: $[_____]

Initial Certificate Balance of this Certificate: $[___]

First Distribution Date: [_____], 20[__]

Cut-off Date: The close of business on the later of the related due date for each Mortgage Loan in [_____] 20[__] and the date of origination of such Mortgage Loan

Assumed Final Distribution Date: [_____], 20[__]

No.: [A-2]-[_]

This certifies that [_____] is the registered owner of a beneficial ownership interest in a Trust Fund, including the distributions to be made with respect to the [Class A-2] Certificates. The Trust Fund, described more fully below, consists primarily of a pool of Mortgage Loans secured by first liens on commercial, multifamily and manufactured housing community properties and held in trust by the Trustee and serviced by the Master Servicer. The Trust Fund was created, and the Mortgage Loans are to be serviced, pursuant to the Pooling and Servicing Agreement (as defined below). The Holder of this Certificate, by virtue of the acceptance hereof, assents to the terms, provisions and conditions of the Pooling and Servicing Agreement and is bound thereby.

The Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), between the Depositor, [_____], as master servicer (in such capacity, the "Master Servicer"), [_____], as special servicer (the "Special Servicer"), [_____], as trustee (the "Trustee"), [_____], as certificate administrator (in such capacity, the "Certificate Administrator"), paying agent and custodian, [_____], as operating advisor (the "Operating Advisor"), and [_____], as asset representations reviewer (the "Asset Representations Reviewer") evidences the issuance of the Class [_____] Certificates (the "Certificates"; the Holders of Certificates issued under the Pooling and Servicing Agreement are collectively referred to herein as "Certificateholders"). This Certificate is issued pursuant to, and in accordance with, the terms of the Pooling and Servicing Agreement. To the extent not defined herein, capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this

Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

The Certificate Administrator makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans and has executed this Certificate in its limited capacity as Certificate Administrator under the Pooling and Servicing Agreement. In the event that there is any conflict between any provision of this Certificate and any provision of the Pooling and Servicing Agreement, such provision of this Certificate shall be superseded to the extent of such inconsistency.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator, or the Paying Agent on behalf of the Certificate Administrator, will distribute (other than the final distribution on any Certificate), on the [____] Business Day after each Determination Date (each such date, a "Distribution Date") an amount equal to such Person's pro rata share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the [Class A-2] Certificates for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. "Determination Date" is defined in the Pooling and Servicing Agreement as the sixth day of each month, or if such sixth day is not a Business Day, then the next Business Day, commencing in [_____] 20[__]. Holders of this Certificate may be entitled to Prepayment Premiums and Yield Maintenance Charges as provided in the Pooling and Servicing Agreement.

During each Interest Accrual Period (as defined below), interest on the [Class A-2] Certificates will be calculated based on a 360-day year consisting of twelve 30-day months on the outstanding Certificate Balance hereof.

Interest accrued on this Certificate during an Interest Accrual Period, plus the aggregate unpaid Interest Shortfall with respect to this Certificate, if any, will be payable on the related Distribution Date to the extent provided in the Pooling and Servicing Agreement. The "Interest Accrual Period" means, with respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs. Each Interest Accrual Period is assumed to consist of 30 days.

All distributions (other than the final distribution on any Certificate) will be made by the Paying Agent to the Persons in whose names the Certificates are registered at the close of business on each Record Date, which will be the close of business on the last Business Day of the calendar month preceding the month in which such Distribution Date occurs. Such distributions shall be made on each Distribution Date other than the Termination Date to each Certificateholder of record on the related Record Date, by wire transfer of immediately available funds to the account of such Holder at a bank or other entity located in the United States and having appropriate facilities therefor if such Holder shall have provided the Paying Agent with wire instructions in writing at least five Business Days prior to the related Record Date, or, otherwise, by check mailed by first-class mail to the address set forth therefor in the Certificate Register. The final distribution on each Certificate shall be made in like manner, but only upon presentment and surrender of such Certificate at the office of the Certificate Administrator or its agent (which may be the Paying Agent or the Certificate Registrar acting as such agent) that is specified in the notice to Holders of such final distribution.

Any funds not distributed on the Termination Date because of the failure of any Certificateholders to tender their Certificates shall, on such date, be set aside and held in trust for the benefit of the appropriate non-tendering Certificateholders. If any Certificates as to which notice of the Termination Date has been given pursuant to the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders, at their last addresses shown in the Certificate Register, to surrender their Certificates for cancellation in order to receive, from such funds held, the final distribution with respect thereto. If within one year after the second notice not all of such Certificates shall have been surrendered for cancellation, the Certificate Administrator may, directly or through an agent, take appropriate steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates. The costs and expenses of holding such funds in trust and of contacting such Certificateholders shall be paid out of such funds. If within two years after the second notice any such Certificates shall not have been surrendered for cancellation, the Paying Agent shall pay to the Certificate Administrator all amounts distributable to the Holders thereof, and the Certificate Administrator shall thereafter hold such amounts for the benefit of such Holders until the earlier of (i) its termination as Certificate Administrator under the Pooling and Servicing Agreement and the transfer of such amounts to a successor certificate administrator and (ii) the termination of the Trust Fund and distribution of such amounts to the Residual Certificateholders. No interest shall accrue or be payable to any Certificateholder on any amount held as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with the Pooling and Servicing Agreement. Such funds held by the Certificate Administrator may be invested under certain circumstances, and all income and gain realized from investment of such funds shall accrue for its benefit.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries in respect of the Mortgage Loans, as more specifically set forth herein and in the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement, the Trust Fund includes (in each case, to the extent of the Trust Fund's interest therein and specifically excluding any interest of any Serviced Companion Loan Noteholder therein): (i) such Mortgage Loans as from time to time are subject to the Pooling and Servicing Agreement, together with the Mortgage Files relating thereto; (ii) all scheduled or unscheduled payments on or collections in respect of the Mortgage Loans due after the Cut-off Date; (iii) the Trust Fund's interest in any REO Property; (iv) all revenues received in respect of any REO Property; (v) any Assignments of Leases, Rents and Profits and any security agreements related to the Mortgage Loans; (vi) any indemnities or guaranties given as additional security for any Mortgage Loans; (vii) a security interest in all assets deposited in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts, and Reserve Accounts, (viii) the Loss of Value Reserve Fund; (ix) the Collection Account, the Serviced Whole Loan Collection Accounts, the Distribution Accounts, any Gain-on-Sale Reserve Account, the Interest Reserve Account, and the Trust's interest in any REO Account, including any amounts on deposit therein, assets credited thereto and any reinvestment income, as applicable; (x) a security interest in any environmental indemnity agreements relating to the Mortgaged Properties; (xi) a security interest in all insurance policies with respect to the Mortgage Loans and the Mortgaged Properties; (xii) the rights and remedies under the Mortgage

Loan Purchase Agreements relating to document delivery requirements with respect to the Mortgage Loans and the representations and warranties of the related Mortgage Loan Seller regarding its Mortgage Loans; (xiii) the Loan Specific REMIC Regular Interests, the Lower-Tier Regular Interests and the Class [EC] Regular Interests, (xiv) the Interest Deposit Amount (net of any Servicing Fee, Certificate Administrator/Trustee Fee, the CREFC® Intellectual Property Royalty License Fee and the Operating Advisor Fee) and (xv) the proceeds of the foregoing (other than any interest earned on deposits in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and any Reserve Accounts, to the extent such interest belongs to the related Borrower). As provided in the Pooling and Servicing Agreement, withdrawals may be made from certain of the above accounts for purposes other than distributions to Certificateholders.

This Certificate does not purport to summarize the Pooling and Servicing Agreement, and reference is made to the Pooling and Servicing Agreement for the interests, rights, benefits, obligations and duties evidenced hereby, and the limitations thereon, and the rights, duties and immunities of the Certificate Administrator.

As provided in the Pooling and Servicing Agreement and subject to certain limitations set forth therein, this Certificate is transferable or exchangeable only upon surrender of this Certificate to the Certificate Registrar at its offices together with an assignment and transfer (executed by the Holder or his duly authorized attorney), subject to the requirements in Article V of the Pooling and Servicing Agreement. Upon surrender for registration of transfer of this Certificate, subject to the requirements Article V of the Pooling and Servicing Agreement, the Certificate Administrator shall execute and the Authenticating Agent shall duly authenticate in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations of a like aggregate denomination as the Certificate being surrendered. Such Certificates shall be delivered by the Certificate Registrar in accordance with Article V of the Pooling and Servicing Agreement.

Prior to due presentation of this Certificate for registration of transfer, the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent and any agent of any of them may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent or any agent of any of them shall be affected by notice or knowledge to the contrary.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.02 of the Pooling and Servicing Agreement other than for transfers to Institutional Accredited Investors as provided in Section 5.02(h) of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the transferor shall reimburse the Trust Fund for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor

of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer.

The Pooling and Servicing Agreement or any Custodial Agreement may be amended at any time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee without the consent of any of the Certificateholders or any Serviced Companion Loan Noteholders, (i) to cure any ambiguity or to correct any manifest error; (ii) to cause the provisions of the Pooling and Servicing Agreement or any Custodial Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus or Private Placement Memorandum with respect to the Certificates, the Trust or the Pooling and Servicing Agreement or to correct or supplement any provisions of the Pooling and Servicing Agreement or any Custodial Agreement which may be defective or inconsistent with any other provisions of the Pooling and Servicing Agreement or any Custodial Agreement; (iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment; (iv) to modify, eliminate or add to any of its provisions to such extent as shall be necessary to maintain the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any Certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the Trust Fund or any Trust REMIC or the Grantor Trust that would be a claim against the Trust Fund or any Trust REMIC or the Grantor Trust; provided that the Trustee and the Certificate Administrator have received an Opinion of Counsel (at the expense of the party requesting such amendment) to the effect that (a) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (b) such action will not adversely affect in any material respect the interests of any Certificateholder or Companion Loan Noteholder; (v) to modify, eliminate or add to the provisions any provision hereof restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Trust Fund, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person; (vi) to revise or add any other provisions with respect to matters or questions arising under this Agreement or any other change; provided that the required action shall not adversely affect in any material respect the interests of any Certificateholder (including, with respect to the AB Whole Loan, the Holders of the [LOAN-SPECIFIC CLASS] Certificates) or any holder of a Serviced Pari Passu Companion Loan not consenting thereto as evidenced in writing by an Opinion of Counsel, at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (vii) to amend or supplement any provision hereof to the extent necessary to maintain the then-current ratings

assigned to each Class of Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); provided that such amendment or supplement shall not adversely affect in any material respect the interests of any Certificateholder not consenting thereto as evidenced by an Opinion of Counsel; (viii) to modify the provisions of Section 3.06 and Section 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an Opinion of Counsel and (c) each Rating Agency has delivered a Rating Agency Confirmation and, with regard to any class of Serviced Companion Loan Securities, the applicable rating agencies have delivered a confirmation that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (ix) to modify the procedures of this Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that such amendment shall not adversely affect in any material respects the interests of any Certificateholders, as evidenced by (x) an Opinion of Counsel or (y) if any Certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such Certificates; and provided, further, that the Certificate Administrator shall give notice of any such amendment to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's Website and the Certificate Administrator shall post such notice to the Certificate Administrator's Website; and (x) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of this Agreement to such extent as shall be necessary to (A) effect the qualification of this Agreement under the TIA or under any similar federal statute hereafter enacted and to add to this Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform this Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (x) shall be at the sole cost and expense of the Depositor. Such amendment (a) shall not materially increase the obligations of the Depositor, the Trustee, the Paying Agent, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the 17g-5 Information Provider, the Master Servicer or the Special Servicer without such party's consent; and (b) shall not adversely affect in any material respect the interests of any Certificateholder or Serviced Companion Loan Noteholder not consenting thereto, as evidenced in the case of clauses (iii) through (x) above by (x) an Opinion of Counsel or (y) solely in the case of a Certificateholder of a rated Class, receipt of a Rating Agency Confirmation from each applicable Rating Agency. In no event shall any such amendment cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC or the Grantor Trust to fail to qualify as a grantor trust.

The Pooling and Servicing Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee with the prior written consent of the Holders of Certificates representing not less than 66-2/3% of the Percentage Interests of each Class of Certificates affected thereby (without regard to Certificates held by the Depositor, any of the Depositor's Affiliates and/or agents) and each Serviced Companion Loan Noteholder affected thereby for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or modifying in any manner the rights of the Certificateholders or the Serviced Companion Loan Noteholders; provided, that no such amendment may:

(i) reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Serviced Whole Loans which are required to be distributed on any Certificate, without the consent of the Holders of Certificates representing all of the Percentage Interests of the Class or Classes affected thereby or which are required to be distributed to any Serviced Companion Loan Noteholders;

(ii) reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN-SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then-outstanding or such Companion Holders, as applicable;

(iii) adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding;

(iv) change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary hereunder, without the consent of such Mortgage Loan Seller; or

(v) amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee, at

any time and from time to time, without the consent of the Certificateholders or, if applicable, the Serviced Companion Loan Noteholders, may amend the Pooling and Servicing Agreement to modify, eliminate or add to any of its provisions (i) to such extent as shall be necessary to maintain the qualification of Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC as a REMIC or the qualification of the Grantor Trust as a grantor trust, or to prevent the imposition of any additional material state or local taxes, at all times that any Certificates are outstanding; *provided*, that such action, as evidenced by an Opinion of Counsel (obtained at the expense of the Trust Fund), is necessary or helpful to maintain such qualification or to prevent the imposition of any such taxes, and would not adversely affect in any material respect the interest of any Certificateholder or if applicable, any Serviced Companion Loan Noteholder or (ii) to the extent necessary to comply with the Investment Company Act of 1940, as amended, the Exchange Act, Regulation AB, and/or any related regulatory actions and/or interpretations.

The Certificateholder owning a majority of the Percentage Interests in the Controlling Class and, if no such Certificateholder exercises such option, the Special Servicer, and if the Special Servicer does not exercise such option, the Master Servicer may effect an early termination of the Trust Fund, upon not less than 30 days' prior Notice of Termination given to the Trustee, the Special Servicer and the Master Servicer any time specifying the Anticipated Termination Date, which shall be on or after the Early Termination Notice Date (defined as any date as of which the aggregate Stated Principal Balance of the Mortgage Loans is less than 1.0% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date) by purchasing on such date all, but not less than all, of the Mortgage Loans (including the Trust Subordinate Companion Loan) then included in the Trust Fund, and the Trust's interest in all property acquired in respect of any Mortgage Loan, at a purchase price, payable in cash, equal to the sum of, without duplication:

(A) 100% of the Stated Principal Balance of each Mortgage Loan included in the Trust as of the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of principal);

(B) the fair market value of all other property included in the Trust Fund as of the last day of the month preceding such Anticipated Termination Date, as determined by an Independent appraiser acceptable to the Master Servicer as of a date not more than 30 days prior to the last day of the month preceding such Distribution Date;

(C) all unpaid interest accrued on the unpaid balance of each Mortgage Loan (including any Mortgage Loan as to which title to the related Mortgaged Property has been acquired) at the Mortgage Rate to the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of interest); and

(D) the aggregate amount of unreimbursed Advances, with interest thereon at the Advance Rate, and unpaid Servicing Compensation,

Special Servicing Compensation, Operating Advisor Fees, Certificate Administrator/Trustee Fees, the CREFC® Intellectual Property Royalty License Fees and Trust Fund expenses.

In addition, the Pooling and Servicing Agreement provides that following the date on which the Class [_____] Notional Amount, the Class [_____] Notional Amount and the aggregate Certificate Balance of the Class [_____] Certificates is reduced to zero, the Sole Certificateholder shall have the right to exchange all of the then-outstanding Certificates (other than (i) the Class [_____] Certificates if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [_____] Certificates pursuant to the definition of "Sole Certificateholder" and (ii) the [ARD CLASS] and Class [R] Certificates) for all of the Mortgage Loans and each REO Property remaining in the Trust Fund as contemplated by clause (ii) of Section 9.01(a) of the Pooling and Servicing Agreement by giving written notice to all the parties to the Pooling and Servicing Agreement no later than 60 days prior to the anticipated date of exchange.

All costs and expenses incurred by any and all parties to the Pooling and Servicing Agreement or by the Trust Fund in connection with the purchase of the Mortgage Loans and the other assets of the Trust Fund pursuant to Section 9.01(c) of the Pooling and Servicing Agreement shall be borne by the party exercising its purchase rights thereunder. The Trustee and the Certificate Administrator shall be entitled to rely conclusively on any determination made by an Independent appraiser pursuant to Section 9.01(c) of the Pooling and Servicing Agreement.

The respective obligations and responsibilities of the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee created by the Pooling and Servicing Agreement with respect to the Certificates (other than the obligations of the Certificate Administrator to make certain payments and to send certain notices to Certificateholders as set forth in the Pooling and Servicing Agreement) shall terminate upon payment (or provision for payment) to the Certificateholders and the Serviced Companion Loan Noteholders of all amounts held by or on behalf of the Trustee, the Certificate Administrator and the Master Servicer, as the case may be, required under the Pooling and Servicing Agreement to be so paid on the Distribution Date following the earlier to occur of (i) the purchase of the Mortgage Loans and all other property held by the Trust Fund in accordance with Section 9.01(c) of the Pooling and Servicing Agreement; (ii) the exchange by the Sole Certificateholder of its Certificates for the Mortgage Loans in accordance with Section 9.01(g) of the Pooling and Servicing Agreement; and (iii) the later of (a) the receipt or collection of the last payment due on any Mortgage Loan or Trust Subordinate Companion Loan included in the Trust Fund, or (b) the liquidation and disposition pursuant to the Pooling and Servicing Agreement of the last asset held by the Trust Fund; provided that in no event shall the trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the United Kingdom, living on the date hereof.

Unless the Certificate of Authentication on this Certificate has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Certificate Administrator has caused this [Class A-2] Certificate to be duly executed.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Certificate Administrator

By:_____
Authorized Signatory


<u>Certificate of Authentication</u>

This is one of the [Class A-2] Certificates referred to in the Pooling and Servicing Agreement.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Authenticating Agent

By:_____
Authorized Signatory


EXHIBIT A-3

FORM OF [CLASS A-SB] CERTIFICATE

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("<u>DTC</u>"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][1]

THIS CERTIFICATE DOES NOT REPRESENT AN OBLIGATION OF OR INTEREST IN THE DEPOSITOR, THE ORIGINATOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE CERTIFICATE ADMINISTRATOR, THE CERTIFICATE REGISTRAR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THE CERTIFICATES NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

PRINCIPAL PAYMENTS ON THIS CERTIFICATE ARE PAYABLE IN INSTALLMENTS AS SET FORTH HEREIN. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED.

---

[1] Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[Class A-SB] Pass-Through Rate: [__]%

CUSIP: [_____]

ISIN: [_____]

Original Aggregate Certificate Balance of the
[Class A-SB] Certificates: $[_____]

Initial Certificate Balance of this
Certificate: $[___]

First Distribution Date: [_____], 20[__]

Cut-off Date: The close of business on
the later of the related due date for each
Mortgage Loan in [_____] 20[__] and
the date of origination of such
Mortgage Loan

Assumed Final Distribution Date: [_____],
20[__]

No.: [A-SB]-[_]

This certifies that [_____] is the registered owner of a beneficial ownership interest in a Trust Fund, including the distributions to be made with respect to the [Class A-SB] Certificates. The Trust Fund, described more fully below, consists primarily of a pool of Mortgage Loans secured by first liens on commercial, multifamily and manufactured housing community properties and held in trust by the Trustee and serviced by the Master Servicer. The Trust Fund was created, and the Mortgage Loans are to be serviced, pursuant to the Pooling and Servicing Agreement (as defined below). The Holder of this Certificate, by virtue of the acceptance hereof, assents to the terms, provisions and conditions of the Pooling and Servicing Agreement and is bound thereby.

The Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), between the Depositor, [_____], as master servicer (in such capacity, the "Master Servicer"), [_____], as special servicer (the "Special Servicer"), [_____], as trustee (the "Trustee"), [_____], as certificate administrator (in such capacity, the "Certificate Administrator"), paying agent and custodian, [_____], as operating advisor (the "Operating Advisor"), and [_____], as asset representations reviewer (the "Asset Representations Reviewer") evidences the issuance of the Class [_____] Certificates (the "Certificates"; the Holders of Certificates issued under the Pooling and Servicing Agreement are collectively referred to herein as "Certificateholders"). This Certificate is issued pursuant to, and in accordance with, the terms of the Pooling and Servicing Agreement. To the extent not defined herein, capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this

Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

The Certificate Administrator makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans and has executed this Certificate in its limited capacity as Certificate Administrator under the Pooling and Servicing Agreement. In the event that there is any conflict between any provision of this Certificate and any provision of the Pooling and Servicing Agreement, such provision of this Certificate shall be superseded to the extent of such inconsistency.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator, or the Paying Agent on behalf of the Certificate Administrator, will distribute (other than the final distribution on any Certificate), on the [____] Business Day after each Determination Date (each such date, a "Distribution Date") an amount equal to such Person's pro rata share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the [Class A-SB] Certificates for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. "Determination Date" is defined in the Pooling and Servicing Agreement as the sixth day of each month, or if such sixth day is not a Business Day, then the next Business Day, commencing in [_____] 20[__]. Holders of this Certificate may be entitled to Prepayment Premiums and Yield Maintenance Charges as provided in the Pooling and Servicing Agreement.

During each Interest Accrual Period (as defined below), interest on the [Class A-SB] Certificates will be calculated based on a 360-day year consisting of twelve 30-day months on the outstanding Certificate Balance hereof.

Interest accrued on this Certificate during an Interest Accrual Period, plus the aggregate unpaid Interest Shortfall with respect to this Certificate, if any, will be payable on the related Distribution Date to the extent provided in the Pooling and Servicing Agreement. The "Interest Accrual Period" means, with respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs. Each Interest Accrual Period is assumed to consist of 30 days.

All distributions (other than the final distribution on any Certificate) will be made by the Paying Agent to the Persons in whose names the Certificates are registered at the close of business on each Record Date, which will be the close of business on the last Business Day of the calendar month preceding the month in which such Distribution Date occurs. Such distributions shall be made on each Distribution Date other than the Termination Date to each Certificateholder of record on the related Record Date, by wire transfer of immediately available funds to the account of such Holder at a bank or other entity located in the United States and having appropriate facilities therefor if such Holder shall have provided the Paying Agent with wire instructions in writing at least five Business Days prior to the related Record Date, or, otherwise, by check mailed by first-class mail to the address set forth therefor in the Certificate Register. The final distribution on each Certificate shall be made in like manner, but only upon presentment and surrender of such Certificate at the office of the Certificate Administrator or its

agent (which may be the Paying Agent or the Certificate Registrar acting as such agent) that is specified in the notice to Holders of such final distribution.

Any funds not distributed on the Termination Date because of the failure of any Certificateholders to tender their Certificates shall, on such date, be set aside and held in trust for the benefit of the appropriate non-tendering Certificateholders. If any Certificates as to which notice of the Termination Date has been given pursuant to the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders, at their last addresses shown in the Certificate Register, to surrender their Certificates for cancellation in order to receive, from such funds held, the final distribution with respect thereto. If within one year after the second notice not all of such Certificates shall have been surrendered for cancellation, the Certificate Administrator may, directly or through an agent, take appropriate steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates. The costs and expenses of holding such funds in trust and of contacting such Certificateholders shall be paid out of such funds. If within two years after the second notice any such Certificates shall not have been surrendered for cancellation, the Paying Agent shall pay to the Certificate Administrator all amounts distributable to the Holders thereof, and the Certificate Administrator shall thereafter hold such amounts for the benefit of such Holders until the earlier of (i) its termination as Certificate Administrator under the Pooling and Servicing Agreement and the transfer of such amounts to a successor certificate administrator and (ii) the termination of the Trust Fund and distribution of such amounts to the Residual Certificateholders. No interest shall accrue or be payable to any Certificateholder on any amount held as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with the Pooling and Servicing Agreement. Such funds held by the Certificate Administrator may be invested under certain circumstances, and all income and gain realized from investment of such funds shall accrue for its benefit.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries in respect of the Mortgage Loans, as more specifically set forth herein and in the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement, the Trust Fund includes (in each case, to the extent of the Trust Fund's interest therein and specifically excluding any interest of any Serviced Companion Loan Noteholder therein): (i) such Mortgage Loans as from time to time are subject to the Pooling and Servicing Agreement, together with the Mortgage Files relating thereto; (ii) all scheduled or unscheduled payments on or collections in respect of the Mortgage Loans due after the Cut-off Date; (iii) the Trust Fund's interest in any REO Property; (iv) all revenues received in respect of any REO Property; (v) any Assignments of Leases, Rents and Profits and any security agreements related to the Mortgage Loans; (vi) any indemnities or guaranties given as additional security for any Mortgage Loans; (vii) a security interest in all assets deposited in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts, and Reserve Accounts, (viii) the Loss of Value Reserve Fund; (ix) the Collection Account, the Serviced Whole Loan Collection Accounts, the Distribution Accounts, any Gain-on-Sale Reserve Account, the Interest Reserve Account, and the Trust's interest in any REO Account, including any amounts on deposit therein, assets credited thereto and any reinvestment

income, as applicable; (x) a security interest in any environmental indemnity agreements relating to the Mortgaged Properties; (xi) a security interest in all insurance policies with respect to the Mortgage Loans and the Mortgaged Properties; (xii) the rights and remedies under the Mortgage Loan Purchase Agreements relating to document delivery requirements with respect to the Mortgage Loans and the representations and warranties of the related Mortgage Loan Seller regarding its Mortgage Loans; (xiii) the Loan Specific REMIC Regular Interests, the Lower-Tier Regular Interests and the Class [EC] Regular Interests, (xiv) the Interest Deposit Amount (net of any Servicing Fee, Certificate Administrator/Trustee Fee, the CREFC® Intellectual Property Royalty License Fee and the Operating Advisor Fee) and (xv) the proceeds of the foregoing (other than any interest earned on deposits in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and any Reserve Accounts, to the extent such interest belongs to the related Borrower). As provided in the Pooling and Servicing Agreement, withdrawals may be made from certain of the above accounts for purposes other than distributions to Certificateholders.

This Certificate does not purport to summarize the Pooling and Servicing Agreement, and reference is made to the Pooling and Servicing Agreement for the interests, rights, benefits, obligations and duties evidenced hereby, and the limitations thereon, and the rights, duties and immunities of the Certificate Administrator.

As provided in the Pooling and Servicing Agreement and subject to certain limitations set forth therein, this Certificate is transferable or exchangeable only upon surrender of this Certificate to the Certificate Registrar at its offices together with an assignment and transfer (executed by the Holder or his duly authorized attorney), subject to the requirements in Article V of the Pooling and Servicing Agreement. Upon surrender for registration of transfer of this Certificate, subject to the requirements Article V of the Pooling and Servicing Agreement, the Certificate Administrator shall execute and the Authenticating Agent shall duly authenticate in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations of a like aggregate denomination as the Certificate being surrendered. Such Certificates shall be delivered by the Certificate Registrar in accordance with Article V of the Pooling and Servicing Agreement.

Prior to due presentation of this Certificate for registration of transfer, the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent and any agent of any of them may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent or any agent of any of them shall be affected by notice or knowledge to the contrary.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.02 of the Pooling and Servicing Agreement other than for transfers to Institutional Accredited Investors as provided in Section 5.02(h) of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the transferor shall reimburse the Trust Fund for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as

provided in the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer.

The Pooling and Servicing Agreement or any Custodial Agreement may be amended at any time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee without the consent of any of the Certificateholders or any Serviced Companion Loan Noteholders, (i) to cure any ambiguity or to correct any manifest error; (ii) to cause the provisions of the Pooling and Servicing Agreement or any Custodial Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus or Private Placement Memorandum with respect to the Certificates, the Trust or the Pooling and Servicing Agreement or to correct or supplement any provisions of the Pooling and Servicing Agreement or any Custodial Agreement which may be defective or inconsistent with any other provisions of the Pooling and Servicing Agreement or any Custodial Agreement; (iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment; (iv) to modify, eliminate or add to any of its provisions to such extent as shall be necessary to maintain the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any Certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the Trust Fund or any Trust REMIC or the Grantor Trust that would be a claim against the Trust Fund or any Trust REMIC or the Grantor Trust; provided that the Trustee and the Certificate Administrator have received an Opinion of Counsel (at the expense of the party requesting such amendment) to the effect that (a) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (b) such action will not adversely affect in any material respect the interests of any Certificateholder or Companion Loan Noteholder; (v) to modify, eliminate or add to the provisions any provision hereof restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Trust Fund, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person; (vi) to revise or add any other provisions with respect to matters or questions arising under this Agreement or any other change; provided that the required action shall not adversely affect in any material respect the interests of any Certificateholder (including, with respect to the AB Whole Loan, the Holders of the [LOAN-SPECIFIC CLASS] Certificates) or any holder of a Serviced Pari Passu Companion Loan not consenting thereto as evidenced in writing by an Opinion of Counsel, at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency

Confirmation may be considered satisfied with respect to the Certificates); (vii) to amend or supplement any provision hereof to the extent necessary to maintain the then-current ratings assigned to each Class of Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); provided that such amendment or supplement shall not adversely affect in any material respect the interests of any Certificateholder not consenting thereto as evidenced by an Opinion of Counsel; (viii) to modify the provisions of Section 3.06 and Section 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an Opinion of Counsel and (c) each Rating Agency has delivered a Rating Agency Confirmation and, with regard to any class of Serviced Companion Loan Securities, the applicable rating agencies have delivered a confirmation that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (ix) to modify the procedures of this Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that such amendment shall not adversely affect in any material respects the interests of any Certificateholders, as evidenced by (x) an Opinion of Counsel or (y) if any Certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such Certificates; and provided, further, that the Certificate Administrator shall give notice of any such amendment to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's Website and the Certificate Administrator shall post such notice to the Certificate Administrator's Website; and (x) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of this Agreement to such extent as shall be necessary to (A) effect the qualification of this Agreement under the TIA or under any similar federal statute hereafter enacted and to add to this Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform this Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (x) shall be at the sole cost and expense of the Depositor. Such amendment (a) shall not materially increase the obligations of the Depositor, the Trustee, the Paying Agent, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the 17g-5 Information Provider, the Master Servicer or the Special Servicer without such party's consent; and (b) shall not adversely affect in any material respect the interests of any Certificateholder or Serviced Companion Loan Noteholder not consenting thereto, as evidenced in the case of clauses (iii) through (x) above by (x) an Opinion of Counsel or (y) solely in the case of a Certificateholder of a rated Class, receipt of a Rating Agency Confirmation from each applicable Rating Agency. In no event shall any

such amendment cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC or the Grantor Trust to fail to qualify as a grantor trust.

The Pooling and Servicing Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee with the prior written consent of the Holders of Certificates representing not less than 66-2/3% of the Percentage Interests of each Class of Certificates affected thereby (without regard to Certificates held by the Depositor, any of the Depositor's Affiliates and/or agents) and each Serviced Companion Loan Noteholder affected thereby for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or modifying in any manner the rights of the Certificateholders or the Serviced Companion Loan Noteholders; provided, that no such amendment may:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Serviced Whole Loans which are required to be distributed on any Certificate, without the consent of the Holders of Certificates representing all of the Percentage Interests of the Class or Classes affected thereby or which are required to be distributed to any Serviced Companion Loan Noteholders;

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN-SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then-outstanding or such Companion Holders, as applicable;

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding;

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary hereunder, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee, at any time and from time to time, without the consent of the Certificateholders or, if applicable, the Serviced Companion Loan Noteholders, may amend the Pooling and Servicing Agreement to modify, eliminate or add to any of its provisions (i) to such extent as shall be necessary to maintain the qualification of Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC as a REMIC or the qualification of the Grantor Trust as a grantor trust, or to prevent the imposition of any additional material state or local taxes, at all times that any Certificates are outstanding; *provided*, that such action, as evidenced by an Opinion of Counsel (obtained at the expense of the Trust Fund), is necessary or helpful to maintain such qualification or to prevent the imposition of any such taxes, and would not adversely affect in any material respect the interest of any Certificateholder or if applicable, any Serviced Companion Loan Noteholder or (ii) to the extent necessary to comply with the Investment Company Act of 1940, as amended, the Exchange Act, Regulation AB, and/or any related regulatory actions and/or interpretations.

The Certificateholder owning a majority of the Percentage Interests in the Controlling Class and, if no such Certificateholder exercises such option, the Special Servicer, and if the Special Servicer does not exercise such option, the Master Servicer may effect an early termination of the Trust Fund, upon not less than 30 days' prior Notice of Termination given to the Trustee, the Special Servicer and the Master Servicer any time specifying the Anticipated Termination Date, which shall be on or after the Early Termination Notice Date (defined as any date as of which the aggregate Stated Principal Balance of the Mortgage Loans is less than 1.0% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date) by purchasing on such date all, but not less than all, of the Mortgage Loans (including the Trust Subordinate Companion Loan) then included in the Trust Fund, and the Trust's interest in all property acquired in respect of any Mortgage Loan, at a purchase price, payable in cash, equal to the sum of, without duplication:

(A)   100% of the Stated Principal Balance of each Mortgage Loan included in the Trust as of the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of principal);

(B)   the fair market value of all other property included in the Trust Fund as of the last day of the month preceding such Anticipated Termination Date, as determined by an Independent appraiser acceptable to the Master Servicer as of a date not more than 30 days prior to the last day of the month preceding such Distribution Date;

(C)   all unpaid interest accrued on the unpaid balance of each Mortgage Loan (including any Mortgage Loan as to which title to the related Mortgaged Property has been acquired) at the Mortgage Rate to the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of interest); and

(D)   the aggregate amount of unreimbursed Advances, with interest thereon at the Advance Rate, and unpaid Servicing Compensation, Special Servicing Compensation, Operating Advisor Fees, Certificate Administrator/Trustee Fees, the CREFC® Intellectual Property Royalty License Fees and Trust Fund expenses.

In addition, the Pooling and Servicing Agreement provides that following the date on which the Class [_____] Notional Amount, the Class [_____] Notional Amount and the aggregate Certificate Balance of the Class [_____] Certificates is reduced to zero, the Sole Certificateholder shall have the right to exchange all of the then-outstanding Certificates (other than (i) the Class [_____] Certificates if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [_____] Certificates pursuant to the definition of "Sole Certificateholder" and (ii) the [ARD CLASS] and Class [R] Certificates) for all of the Mortgage Loans and each REO Property remaining in the Trust Fund as contemplated by clause (ii) of Section 9.01(a) of the Pooling and Servicing Agreement by giving written notice to all the parties to the Pooling and Servicing Agreement no later than 60 days prior to the anticipated date of exchange.

All costs and expenses incurred by any and all parties to the Pooling and Servicing Agreement or by the Trust Fund in connection with the purchase of the Mortgage Loans and the other assets of the Trust Fund pursuant to Section 9.01(c) of the Pooling and Servicing Agreement shall be borne by the party exercising its purchase rights thereunder. The Trustee and the Certificate Administrator shall be entitled to rely conclusively on any determination made by an Independent appraiser pursuant to Section 9.01(c) of the Pooling and Servicing Agreement.

The respective obligations and responsibilities of the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee created by the Pooling and Servicing Agreement with respect to the Certificates (other than the obligations of the Certificate Administrator to make certain payments and to send certain notices to Certificateholders as set forth in the Pooling and Servicing Agreement) shall terminate upon payment (or provision for payment) to the Certificateholders and the Serviced Companion Loan Noteholders of all amounts held by or on behalf of the Trustee, the Certificate Administrator and the Master Servicer, as the case may be, required under the Pooling and Servicing Agreement to be so paid on the Distribution Date following the earlier to occur of (i) the purchase of the Mortgage Loans and all other property held by the Trust Fund in accordance with Section 9.01(c) of the Pooling and Servicing Agreement; (ii) the exchange by the Sole Certificateholder of its Certificates for the Mortgage Loans in accordance with Section 9.01(g) of the Pooling and Servicing Agreement; and (iii) the later of (a) the receipt or collection of the last payment due on any Mortgage Loan or Trust Subordinate Companion Loan included in the Trust Fund, or (b) the liquidation and disposition pursuant to the Pooling and Servicing Agreement of the last asset held by the Trust Fund; provided that in no event shall the trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the United Kingdom, living on the date hereof.

Unless the Certificate of Authentication on this Certificate has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Certificate Administrator has caused this [Class A-SB] Certificate to be duly executed.

Dated: [_____], 20[___]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Certificate Administrator

By:_____
               Authorized Signatory


<u>Certificate of Authentication</u>

This is one of the [Class A-SB] Certificates referred to in the Pooling and Servicing Agreement.

Dated: [_____], 20[___]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Authenticating Agent

By:_____

               Authorized Signatory


EXHIBIT A-4

FORM OF [CLASS A-3] CERTIFICATE

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("<u>DTC</u>"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][1]

THIS CERTIFICATE DOES NOT REPRESENT AN OBLIGATION OF OR INTEREST IN THE DEPOSITOR, THE ORIGINATOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE CERTIFICATE ADMINISTRATOR, THE CERTIFICATE REGISTRAR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THE CERTIFICATES NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

PRINCIPAL PAYMENTS ON THIS CERTIFICATE ARE PAYABLE IN INSTALLMENTS AS SET FORTH HEREIN. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED.

---

[1] Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[Class A-3] Pass-Through Rate: [__]%

CUSIP: [_____]

ISIN: [_____]

Original Aggregate Certificate Balance of the
[Class A-3] Certificates: $[_____]

Initial Certificate Balance of this
Certificate: $[___]

First Distribution Date: [_____], 20[__]

Cut-off Date: The close of business on
the later of the related due date for each
Mortgage Loan in [_____] 20[__] and
the date of origination of such
Mortgage Loan

Assumed Final Distribution Date: [_____],
20[__]

No.: [A-3]-[_]

This certifies that [_____] is the registered owner of a beneficial ownership interest in a Trust Fund, including the distributions to be made with respect to the [Class A-3] Certificates. The Trust Fund, described more fully below, consists primarily of a pool of Mortgage Loans secured by first liens on commercial, multifamily and manufactured housing community properties and held in trust by the Trustee and serviced by the Master Servicer. The Trust Fund was created, and the Mortgage Loans are to be serviced, pursuant to the Pooling and Servicing Agreement (as defined below). The Holder of this Certificate, by virtue of the acceptance hereof, assents to the terms, provisions and conditions of the Pooling and Servicing Agreement and is bound thereby.

The Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), between the Depositor, [_____], as master servicer (in such capacity, the "Master Servicer"), [_____], as special servicer (the "Special Servicer"), [_____], as trustee (the "Trustee"), [_____], as certificate administrator (in such capacity, the "Certificate Administrator"), paying agent and custodian, [_____], as operating advisor (the "Operating Advisor"), and [_____], as asset representations reviewer (the "Asset Representations Reviewer") evidences the issuance of the Class [_____] Certificates (the "Certificates"; the Holders of Certificates issued under the Pooling and Servicing Agreement are collectively referred to herein as "Certificateholders"). This Certificate is issued pursuant to, and in accordance with, the terms of the Pooling and Servicing Agreement. To the extent not defined herein, capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this

Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

The Certificate Administrator makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans and has executed this Certificate in its limited capacity as Certificate Administrator under the Pooling and Servicing Agreement. In the event that there is any conflict between any provision of this Certificate and any provision of the Pooling and Servicing Agreement, such provision of this Certificate shall be superseded to the extent of such inconsistency.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator, or the Paying Agent on behalf of the Certificate Administrator, will distribute (other than the final distribution on any Certificate), on the [____] Business Day after each Determination Date (each such date, a "Distribution Date") an amount equal to such Person's pro rata share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the [Class A-3] Certificates for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. "Determination Date" is defined in the Pooling and Servicing Agreement as the sixth day of each month, or if such sixth day is not a Business Day, then the next Business Day, commencing in [_____] 20[__]. Holders of this Certificate may be entitled to Prepayment Premiums and Yield Maintenance Charges as provided in the Pooling and Servicing Agreement.

During each Interest Accrual Period (as defined below), interest on the [Class A-3] Certificates will be calculated based on a 360-day year consisting of twelve 30-day months on the outstanding Certificate Balance hereof.

Interest accrued on this Certificate during an Interest Accrual Period, plus the aggregate unpaid Interest Shortfall with respect to this Certificate, if any, will be payable on the related Distribution Date to the extent provided in the Pooling and Servicing Agreement. The "Interest Accrual Period" means, with respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs. Each Interest Accrual Period is assumed to consist of 30 days.

All distributions (other than the final distribution on any Certificate) will be made by the Paying Agent to the Persons in whose names the Certificates are registered at the close of business on each Record Date, which will be the close of business on the last Business Day of the calendar month preceding the month in which such Distribution Date occurs. Such distributions shall be made on each Distribution Date other than the Termination Date to each Certificateholder of record on the related Record Date, by wire transfer of immediately available funds to the account of such Holder at a bank or other entity located in the United States and having appropriate facilities therefor if such Holder shall have provided the Paying Agent with wire instructions in writing at least five Business Days prior to the related Record Date, or, otherwise, by check mailed by first-class mail to the address set forth therefor in the Certificate Register. The final distribution on each Certificate shall be made in like manner, but only upon presentment and surrender of such Certificate at the office of the Certificate Administrator or its agent (which may be the Paying Agent or the Certificate Registrar acting as such agent) that is specified in the notice to Holders of such final distribution.

Any funds not distributed on the Termination Date because of the failure of any Certificateholders to tender their Certificates shall, on such date, be set aside and held in trust for the benefit of the appropriate non-tendering Certificateholders. If any Certificates as to which notice of the Termination Date has been given pursuant to the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders, at their last addresses shown in the Certificate Register, to surrender their Certificates for cancellation in order to receive, from such funds held, the final distribution with respect thereto. If within one year after the second notice not all of such Certificates shall have been surrendered for cancellation, the Certificate Administrator may, directly or through an agent, take appropriate steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates. The costs and expenses of holding such funds in trust and of contacting such Certificateholders shall be paid out of such funds. If within two years after the second notice any such Certificates shall not have been surrendered for cancellation, the Paying Agent shall pay to the Certificate Administrator all amounts distributable to the Holders thereof, and the Certificate Administrator shall thereafter hold such amounts for the benefit of such Holders until the earlier of (i) its termination as Certificate Administrator under the Pooling and Servicing Agreement and the transfer of such amounts to a successor certificate administrator and (ii) the termination of the Trust Fund and distribution of such amounts to the Residual Certificateholders. No interest shall accrue or be payable to any Certificateholder on any amount held as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with the Pooling and Servicing Agreement. Such funds held by the Certificate Administrator may be invested under certain circumstances, and all income and gain realized from investment of such funds shall accrue for its benefit.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries in respect of the Mortgage Loans, as more specifically set forth herein and in the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement, the Trust Fund includes (in each case, to the extent of the Trust Fund's interest therein and specifically excluding any interest of any Serviced Companion Loan Noteholder therein): (i) such Mortgage Loans as from time to time are subject to the Pooling and Servicing Agreement, together with the Mortgage Files relating thereto; (ii) all scheduled or unscheduled payments on or collections in respect of the Mortgage Loans due after the Cut-off Date; (iii) the Trust Fund's interest in any REO Property; (iv) all revenues received in respect of any REO Property; (v) any Assignments of Leases, Rents and Profits and any security agreements related to the Mortgage Loans; (vi) any indemnities or guaranties given as additional security for any Mortgage Loans; (vii) a security interest in all assets deposited in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts, and Reserve Accounts, (viii) the Loss of Value Reserve Fund; (ix) the Collection Account, the Serviced Whole Loan Collection Accounts, the Distribution Accounts, any Gain-on-Sale Reserve Account, the Interest Reserve Account, and the Trust's interest in any REO Account, including any amounts on deposit therein, assets credited thereto and any reinvestment income, as applicable; (x) a security interest in any environmental indemnity agreements relating to the Mortgaged Properties; (xi) a security interest in all insurance policies with respect to the Mortgage Loans and the Mortgaged Properties; (xii) the rights and remedies under the Mortgage

Loan Purchase Agreements relating to document delivery requirements with respect to the Mortgage Loans and the representations and warranties of the related Mortgage Loan Seller regarding its Mortgage Loans; (xiii) the Loan Specific REMIC Regular Interests, the Lower-Tier Regular Interests and the Class [EC] Regular Interests, (xiv) the Interest Deposit Amount (net of any Servicing Fee, Certificate Administrator/Trustee Fee, the CREFC® Intellectual Property Royalty License Fee and the Operating Advisor Fee) and (xv) the proceeds of the foregoing (other than any interest earned on deposits in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and any Reserve Accounts, to the extent such interest belongs to the related Borrower). As provided in the Pooling and Servicing Agreement, withdrawals may be made from certain of the above accounts for purposes other than distributions to Certificateholders.

This Certificate does not purport to summarize the Pooling and Servicing Agreement, and reference is made to the Pooling and Servicing Agreement for the interests, rights, benefits, obligations and duties evidenced hereby, and the limitations thereon, and the rights, duties and immunities of the Certificate Administrator.

As provided in the Pooling and Servicing Agreement and subject to certain limitations set forth therein, this Certificate is transferable or exchangeable only upon surrender of this Certificate to the Certificate Registrar at its offices together with an assignment and transfer (executed by the Holder or his duly authorized attorney), subject to the requirements in Article V of the Pooling and Servicing Agreement. Upon surrender for registration of transfer of this Certificate, subject to the requirements Article V of the Pooling and Servicing Agreement, the Certificate Administrator shall execute and the Authenticating Agent shall duly authenticate in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations of a like aggregate denomination as the Certificate being surrendered. Such Certificates shall be delivered by the Certificate Registrar in accordance with Article V of the Pooling and Servicing Agreement.

Prior to due presentation of this Certificate for registration of transfer, the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent and any agent of any of them may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent or any agent of any of them shall be affected by notice or knowledge to the contrary.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.02 of the Pooling and Servicing Agreement other than for transfers to Institutional Accredited Investors as provided in Section 5.02(h) of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the transferor shall reimburse the Trust Fund for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor

of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer.

The Pooling and Servicing Agreement or any Custodial Agreement may be amended at any time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee without the consent of any of the Certificateholders or any Serviced Companion Loan Noteholders, (i) to cure any ambiguity or to correct any manifest error; (ii) to cause the provisions of the Pooling and Servicing Agreement or any Custodial Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus or Private Placement Memorandum with respect to the Certificates, the Trust or the Pooling and Servicing Agreement or to correct or supplement any provisions of the Pooling and Servicing Agreement or any Custodial Agreement which may be defective or inconsistent with any other provisions of the Pooling and Servicing Agreement or any Custodial Agreement; (iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment; (iv) to modify, eliminate or add to any of its provisions to such extent as shall be necessary to maintain the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any Certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the Trust Fund or any Trust REMIC or the Grantor Trust that would be a claim against the Trust Fund or any Trust REMIC or the Grantor Trust; provided that the Trustee and the Certificate Administrator have received an Opinion of Counsel (at the expense of the party requesting such amendment) to the effect that (a) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (b) such action will not adversely affect in any material respect the interests of any Certificateholder or Companion Loan Noteholder; (v) to modify, eliminate or add to the provisions any provision hereof restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Trust Fund, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person; (vi) to revise or add any other provisions with respect to matters or questions arising under this Agreement or any other change; provided that the required action shall not adversely affect in any material respect the interests of any Certificateholder (including, with respect to the AB Whole Loan, the Holders of the [LOAN-SPECIFIC CLASS] Certificates) or any holder of a Serviced Pari Passu Companion Loan not consenting thereto as evidenced in writing by an Opinion of Counsel, at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (vii) to amend or supplement any provision hereof to the extent necessary to maintain the then-current ratings

assigned to each Class of Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); provided that such amendment or supplement shall not adversely affect in any material respect the interests of any Certificateholder not consenting thereto as evidenced by an Opinion of Counsel; (viii) to modify the provisions of Section 3.06 and Section 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an Opinion of Counsel and (c) each Rating Agency has delivered a Rating Agency Confirmation and, with regard to any class of Serviced Companion Loan Securities, the applicable rating agencies have delivered a confirmation that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (ix) to modify the procedures of this Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that such amendment shall not adversely affect in any material respects the interests of any Certificateholders, as evidenced by (x) an Opinion of Counsel or (y) if any Certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such Certificates; and provided, further, that the Certificate Administrator shall give notice of any such amendment to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's Website and the Certificate Administrator shall post such notice to the Certificate Administrator's Website; and (x) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of this Agreement to such extent as shall be necessary to (A) effect the qualification of this Agreement under the TIA or under any similar federal statute hereafter enacted and to add to this Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform this Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (x) shall be at the sole cost and expense of the Depositor. Such amendment (a) shall not materially increase the obligations of the Depositor, the Trustee, the Paying Agent, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the 17g-5 Information Provider, the Master Servicer or the Special Servicer without such party's consent; and (b) shall not adversely affect in any material respect the interests of any Certificateholder or Serviced Companion Loan Noteholder not consenting thereto, as evidenced in the case of clauses (iii) through (x) above by (x) an Opinion of Counsel or (y) solely in the case of a Certificateholder of a rated Class, receipt of a Rating Agency Confirmation from each applicable Rating Agency. In no event shall any such amendment cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC or the Grantor Trust to fail to qualify as a grantor trust.

The Pooling and Servicing Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee with the prior written consent of the Holders of Certificates representing not less than 66-2/3% of the Percentage Interests of each Class of Certificates affected thereby (without regard to Certificates held by the Depositor, any of the Depositor's Affiliates and/or agents) and each Serviced Companion Loan Noteholder affected thereby for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or modifying in any manner the rights of the Certificateholders or the Serviced Companion Loan Noteholders; provided, that no such amendment may:

(i) reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Serviced Whole Loans which are required to be distributed on any Certificate, without the consent of the Holders of Certificates representing all of the Percentage Interests of the Class or Classes affected thereby or which are required to be distributed to any Serviced Companion Loan Noteholders;

(ii) reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN-SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then-outstanding or such Companion Holders, as applicable;

(iii) adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding;

(iv) change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary hereunder, without the consent of such Mortgage Loan Seller; or

(v) amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee, at

any time and from time to time, without the consent of the Certificateholders or, if applicable, the Serviced Companion Loan Noteholders, may amend the Pooling and Servicing Agreement to modify, eliminate or add to any of its provisions (i) to such extent as shall be necessary to maintain the qualification of Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC as a REMIC or the qualification of the Grantor Trust as a grantor trust, or to prevent the imposition of any additional material state or local taxes, at all times that any Certificates are outstanding; *provided*, that such action, as evidenced by an Opinion of Counsel (obtained at the expense of the Trust Fund), is necessary or helpful to maintain such qualification or to prevent the imposition of any such taxes, and would not adversely affect in any material respect the interest of any Certificateholder or if applicable, any Serviced Companion Loan Noteholder or (ii) to the extent necessary to comply with the Investment Company Act of 1940, as amended, the Exchange Act, Regulation AB, and/or any related regulatory actions and/or interpretations.

The Certificateholder owning a majority of the Percentage Interests in the Controlling Class and, if no such Certificateholder exercises such option, the Special Servicer, and if the Special Servicer does not exercise such option, the Master Servicer may effect an early termination of the Trust Fund, upon not less than 30 days' prior Notice of Termination given to the Trustee, the Special Servicer and the Master Servicer any time specifying the Anticipated Termination Date, which shall be on or after the Early Termination Notice Date (defined as any date as of which the aggregate Stated Principal Balance of the Mortgage Loans is less than 1.0% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date) by purchasing on such date all, but not less than all, of the Mortgage Loans (including the Trust Subordinate Companion Loan) then included in the Trust Fund, and the Trust's interest in all property acquired in respect of any Mortgage Loan, at a purchase price, payable in cash, equal to the sum of, without duplication:

(A)   100% of the Stated Principal Balance of each Mortgage Loan included in the Trust as of the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of principal);

(B)   the fair market value of all other property included in the Trust Fund as of the last day of the month preceding such Anticipated Termination Date, as determined by an Independent appraiser acceptable to the Master Servicer as of a date not more than 30 days prior to the last day of the month preceding such Distribution Date;

(C)   all unpaid interest accrued on the unpaid balance of each Mortgage Loan (including any Mortgage Loan as to which title to the related Mortgaged Property has been acquired) at the Mortgage Rate to the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of interest); and

(D)   the aggregate amount of unreimbursed Advances, with interest thereon at the Advance Rate, and unpaid Servicing Compensation,

Special Servicing Compensation, Operating Advisor Fees, Certificate Administrator/Trustee Fees, the CREFC® Intellectual Property Royalty License Fees and Trust Fund expenses.

In addition, the Pooling and Servicing Agreement provides that following the date on which the Class [_____] Notional Amount, the Class [_____] Notional Amount and the aggregate Certificate Balance of the Class [_____] Certificates is reduced to zero, the Sole Certificateholder shall have the right to exchange all of the then-outstanding Certificates (other than (i) the Class [_____] Certificates if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [_____] Certificates pursuant to the definition of "Sole Certificateholder" and (ii) the [ARD CLASS] and Class [R] Certificates) for all of the Mortgage Loans and each REO Property remaining in the Trust Fund as contemplated by clause (ii) of Section 9.01(a) of the Pooling and Servicing Agreement by giving written notice to all the parties to the Pooling and Servicing Agreement no later than 60 days prior to the anticipated date of exchange.

All costs and expenses incurred by any and all parties to the Pooling and Servicing Agreement or by the Trust Fund in connection with the purchase of the Mortgage Loans and the other assets of the Trust Fund pursuant to Section 9.01(c) of the Pooling and Servicing Agreement shall be borne by the party exercising its purchase rights thereunder. The Trustee and the Certificate Administrator shall be entitled to rely conclusively on any determination made by an Independent appraiser pursuant to Section 9.01(c) of the Pooling and Servicing Agreement.

The respective obligations and responsibilities of the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee created by the Pooling and Servicing Agreement with respect to the Certificates (other than the obligations of the Certificate Administrator to make certain payments and to send certain notices to Certificateholders as set forth in the Pooling and Servicing Agreement) shall terminate upon payment (or provision for payment) to the Certificateholders and the Serviced Companion Loan Noteholders of all amounts held by or on behalf of the Trustee, the Certificate Administrator and the Master Servicer, as the case may be, required under the Pooling and Servicing Agreement to be so paid on the Distribution Date following the earlier to occur of (i) the purchase of the Mortgage Loans and all other property held by the Trust Fund in accordance with Section 9.01(c) of the Pooling and Servicing Agreement; (ii) the exchange by the Sole Certificateholder of its Certificates for the Mortgage Loans in accordance with Section 9.01(g) of the Pooling and Servicing Agreement; and (iii) the later of (a) the receipt or collection of the last payment due on any Mortgage Loan or Trust Subordinate Companion Loan included in the Trust Fund, or (b) the liquidation and disposition pursuant to the Pooling and Servicing Agreement of the last asset held by the Trust Fund; provided that in no event shall the trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the United Kingdom, living on the date hereof.

Unless the Certificate of Authentication on this Certificate has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Certificate Administrator has caused this [Class A-3] Certificate to be duly executed.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Certificate Administrator

By:_____
Authorized Signatory


<u>Certificate of Authentication</u>

This is one of the [Class A-3] Certificates referred to in the Pooling and Servicing Agreement.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Authenticating Agent

By:_____
Authorized Signatory


EXHIBIT A-5

FORM OF [CLASS A-4] CERTIFICATE

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("<u>DTC</u>"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][1]

THIS CERTIFICATE DOES NOT REPRESENT AN OBLIGATION OF OR INTEREST IN THE DEPOSITOR, THE ORIGINATOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE CERTIFICATE ADMINISTRATOR, THE CERTIFICATE REGISTRAR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THE CERTIFICATES NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

PRINCIPAL PAYMENTS ON THIS CERTIFICATE ARE PAYABLE IN INSTALLMENTS AS SET FORTH HEREIN. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED.

---

[1] Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[NAME OF ISSUING ENTITY] COMMERCIAL MORTGAGE
PASS-THROUGH CERTIFICATES, [CLASS A-4]

[Class A-4] Pass-Through Rate: [__]%

CUSIP: [_____]

ISIN: [_____]

Original Aggregate Certificate Balance of the
[Class A-4] Certificates: $[_____]

Initial Certificate Balance of this
Certificate: $[___]

First Distribution Date: [_____], 20[__]

Cut-off Date: The close of business on
the later of the related due date for each
Mortgage Loan in [_____] 20[__] and
the date of origination of such
Mortgage Loan

Assumed Final Distribution Date: [_____],
20[__]

No.: [A-4]-[_]

This certifies that [_____] is the registered owner of a beneficial ownership interest in a Trust Fund, including the distributions to be made with respect to the [Class A-4] Certificates. The Trust Fund, described more fully below, consists primarily of a pool of Mortgage Loans secured by first liens on commercial, multifamily and manufactured housing community properties and held in trust by the Trustee and serviced by the Master Servicer. The Trust Fund was created, and the Mortgage Loans are to be serviced, pursuant to the Pooling and Servicing Agreement (as defined below). The Holder of this Certificate, by virtue of the acceptance hereof, assents to the terms, provisions and conditions of the Pooling and Servicing Agreement and is bound thereby.

The Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), between the Depositor, [_____], as master servicer (in such capacity, the "Master Servicer"), [_____], as special servicer (the "Special Servicer"), [_____], as trustee (the "Trustee"), [_____], as certificate administrator (in such capacity, the "Certificate Administrator"), paying agent and custodian, [_____], as operating advisor (the "Operating Advisor"), and [_____], as asset representations reviewer (the "Asset Representations Reviewer") evidences the issuance of the Class [_____] Certificates (the "Certificates"; the Holders of Certificates issued under the Pooling and Servicing Agreement are collectively referred to herein as "Certificateholders"). This Certificate is issued pursuant to, and in accordance with, the terms of the Pooling and Servicing Agreement. To the extent not defined herein, capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this

Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

The Certificate Administrator makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans and has executed this Certificate in its limited capacity as Certificate Administrator under the Pooling and Servicing Agreement. In the event that there is any conflict between any provision of this Certificate and any provision of the Pooling and Servicing Agreement, such provision of this Certificate shall be superseded to the extent of such inconsistency.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator, or the Paying Agent on behalf of the Certificate Administrator, will distribute (other than the final distribution on any Certificate), on the [____] Business Day after each Determination Date (each such date, a "Distribution Date") an amount equal to such Person's pro rata share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the [Class A-4] Certificates for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. "Determination Date" is defined in the Pooling and Servicing Agreement as the sixth day of each month, or if such sixth day is not a Business Day, then the next Business Day, commencing in [_____] 20[__]. Holders of this Certificate may be entitled to Prepayment Premiums and Yield Maintenance Charges as provided in the Pooling and Servicing Agreement.

During each Interest Accrual Period (as defined below), interest on the [Class A-4] Certificates will be calculated based on a 360-day year consisting of twelve 30-day months on the outstanding Certificate Balance hereof.

Interest accrued on this Certificate during an Interest Accrual Period, plus the aggregate unpaid Interest Shortfall with respect to this Certificate, if any, will be payable on the related Distribution Date to the extent provided in the Pooling and Servicing Agreement. The "Interest Accrual Period" means, with respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs. Each Interest Accrual Period is assumed to consist of 30 days.

All distributions (other than the final distribution on any Certificate) will be made by the Paying Agent to the Persons in whose names the Certificates are registered at the close of business on each Record Date, which will be the close of business on the last Business Day of the calendar month preceding the month in which such Distribution Date occurs. Such distributions shall be made on each Distribution Date other than the Termination Date to each Certificateholder of record on the related Record Date, by wire transfer of immediately available funds to the account of such Holder at a bank or other entity located in the United States and having appropriate facilities therefor if such Holder shall have provided the Paying Agent with wire instructions in writing at least five Business Days prior to the related Record Date, or, otherwise, by check mailed by first-class mail to the address set forth therefor in the Certificate Register. The final distribution on each Certificate shall be made in like manner, but only upon presentment and surrender of such Certificate at the office of the Certificate Administrator or its agent (which may be the Paying Agent or the Certificate Registrar acting as such agent) that is specified in the notice to Holders of such final distribution.

Any funds not distributed on the Termination Date because of the failure of any Certificateholders to tender their Certificates shall, on such date, be set aside and held in trust for the benefit of the appropriate non-tendering Certificateholders. If any Certificates as to which notice of the Termination Date has been given pursuant to the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders, at their last addresses shown in the Certificate Register, to surrender their Certificates for cancellation in order to receive, from such funds held, the final distribution with respect thereto. If within one year after the second notice not all of such Certificates shall have been surrendered for cancellation, the Certificate Administrator may, directly or through an agent, take appropriate steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates. The costs and expenses of holding such funds in trust and of contacting such Certificateholders shall be paid out of such funds. If within two years after the second notice any such Certificates shall not have been surrendered for cancellation, the Paying Agent shall pay to the Certificate Administrator all amounts distributable to the Holders thereof, and the Certificate Administrator shall thereafter hold such amounts for the benefit of such Holders until the earlier of (i) its termination as Certificate Administrator under the Pooling and Servicing Agreement and the transfer of such amounts to a successor certificate administrator and (ii) the termination of the Trust Fund and distribution of such amounts to the Residual Certificateholders. No interest shall accrue or be payable to any Certificateholder on any amount held as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with the Pooling and Servicing Agreement. Such funds held by the Certificate Administrator may be invested under certain circumstances, and all income and gain realized from investment of such funds shall accrue for its benefit.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries in respect of the Mortgage Loans, as more specifically set forth herein and in the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement, the Trust Fund includes (in each case, to the extent of the Trust Fund's interest therein and specifically excluding any interest of any Serviced Companion Loan Noteholder therein): (i) such Mortgage Loans as from time to time are subject to the Pooling and Servicing Agreement, together with the Mortgage Files relating thereto; (ii) all scheduled or unscheduled payments on or collections in respect of the Mortgage Loans due after the Cut-off Date; (iii) the Trust Fund's interest in any REO Property; (iv) all revenues received in respect of any REO Property; (v) any Assignments of Leases, Rents and Profits and any security agreements related to the Mortgage Loans; (vi) any indemnities or guaranties given as additional security for any Mortgage Loans; (vii) a security interest in all assets deposited in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts, and Reserve Accounts, (viii) the Loss of Value Reserve Fund; (ix) the Collection Account, the Serviced Whole Loan Collection Accounts, the Distribution Accounts, any Gain-on-Sale Reserve Account, the Interest Reserve Account, and the Trust's interest in any REO Account, including any amounts on deposit therein, assets credited thereto and any reinvestment income, as applicable; (x) a security interest in any environmental indemnity agreements relating to the Mortgaged Properties; (xi) a security interest in all insurance policies with respect to the Mortgage Loans and the Mortgaged Properties; (xii) the rights and remedies under the Mortgage

Loan Purchase Agreements relating to document delivery requirements with respect to the Mortgage Loans and the representations and warranties of the related Mortgage Loan Seller regarding its Mortgage Loans; (xiii) the Loan Specific REMIC Regular Interests, the Lower-Tier Regular Interests and the Class [EC] Regular Interests, (xiv) the Interest Deposit Amount (net of any Servicing Fee, Certificate Administrator/Trustee Fee, the CREFC® Intellectual Property Royalty License Fee and the Operating Advisor Fee) and (xv) the proceeds of the foregoing (other than any interest earned on deposits in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and any Reserve Accounts, to the extent such interest belongs to the related Borrower). As provided in the Pooling and Servicing Agreement, withdrawals may be made from certain of the above accounts for purposes other than distributions to Certificateholders.

This Certificate does not purport to summarize the Pooling and Servicing Agreement, and reference is made to the Pooling and Servicing Agreement for the interests, rights, benefits, obligations and duties evidenced hereby, and the limitations thereon, and the rights, duties and immunities of the Certificate Administrator.

As provided in the Pooling and Servicing Agreement and subject to certain limitations set forth therein, this Certificate is transferable or exchangeable only upon surrender of this Certificate to the Certificate Registrar at its offices together with an assignment and transfer (executed by the Holder or his duly authorized attorney), subject to the requirements in Article V of the Pooling and Servicing Agreement. Upon surrender for registration of transfer of this Certificate, subject to the requirements Article V of the Pooling and Servicing Agreement, the Certificate Administrator shall execute and the Authenticating Agent shall duly authenticate in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations of a like aggregate denomination as the Certificate being surrendered. Such Certificates shall be delivered by the Certificate Registrar in accordance with Article V of the Pooling and Servicing Agreement.

Prior to due presentation of this Certificate for registration of transfer, the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent and any agent of any of them may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent or any agent of any of them shall be affected by notice or knowledge to the contrary.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.02 of the Pooling and Servicing Agreement other than for transfers to Institutional Accredited Investors as provided in Section 5.02(h) of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the transferor shall reimburse the Trust Fund for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor

of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer.

The Pooling and Servicing Agreement or any Custodial Agreement may be amended at any time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee without the consent of any of the Certificateholders or any Serviced Companion Loan Noteholders, (i) to cure any ambiguity or to correct any manifest error; (ii) to cause the provisions of the Pooling and Servicing Agreement or any Custodial Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus or Private Placement Memorandum with respect to the Certificates, the Trust or the Pooling and Servicing Agreement or to correct or supplement any provisions of the Pooling and Servicing Agreement or any Custodial Agreement which may be defective or inconsistent with any other provisions of the Pooling and Servicing Agreement or any Custodial Agreement; (iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment; (iv) to modify, eliminate or add to any of its provisions to such extent as shall be necessary to maintain the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any Certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the Trust Fund or any Trust REMIC or the Grantor Trust that would be a claim against the Trust Fund or any Trust REMIC or the Grantor Trust; provided that the Trustee and the Certificate Administrator have received an Opinion of Counsel (at the expense of the party requesting such amendment) to the effect that (a) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (b) such action will not adversely affect in any material respect the interests of any Certificateholder or Companion Loan Noteholder; (v) to modify, eliminate or add to the provisions any provision hereof restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Trust Fund, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person; (vi) to revise or add any other provisions with respect to matters or questions arising under this Agreement or any other change; provided that the required action shall not adversely affect in any material respect the interests of any Certificateholder (including, with respect to the AB Whole Loan, the Holders of the [LOAN-SPECIFIC CLASS] Certificates) or any holder of a Serviced Pari Passu Companion Loan not consenting thereto as evidenced in writing by an Opinion of Counsel, at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (vii) to amend or supplement any provision hereof to the extent necessary to maintain the then-current ratings

assigned to each Class of Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); provided that such amendment or supplement shall not adversely affect in any material respect the interests of any Certificateholder not consenting thereto as evidenced by an Opinion of Counsel; (viii) to modify the provisions of Section 3.06 and Section 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an Opinion of Counsel and (c) each Rating Agency has delivered a Rating Agency Confirmation and, with regard to any class of Serviced Companion Loan Securities, the applicable rating agencies have delivered a confirmation that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (ix) to modify the procedures of this Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that such amendment shall not adversely affect in any material respects the interests of any Certificateholders, as evidenced by (x) an Opinion of Counsel or (y) if any Certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such Certificates; and provided, further, that the Certificate Administrator shall give notice of any such amendment to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's Website and the Certificate Administrator shall post such notice to the Certificate Administrator's Website; and (x) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of this Agreement to such extent as shall be necessary to (A) effect the qualification of this Agreement under the TIA or under any similar federal statute hereafter enacted and to add to this Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform this Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (x) shall be at the sole cost and expense of the Depositor. Such amendment (a) shall not materially increase the obligations of the Depositor, the Trustee, the Paying Agent, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the 17g-5 Information Provider, the Master Servicer or the Special Servicer without such party's consent; and (b) shall not adversely affect in any material respect the interests of any Certificateholder or Serviced Companion Loan Noteholder not consenting thereto, as evidenced in the case of clauses (iii) through (x) above by (x) an Opinion of Counsel or (y) solely in the case of a Certificateholder of a rated Class, receipt of a Rating Agency Confirmation from each applicable Rating Agency. In no event shall any such amendment cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC or the Grantor Trust to fail to qualify as a grantor trust.

The Pooling and Servicing Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee with the prior written consent of the Holders of Certificates representing not less than 66-2/3% of the Percentage Interests of each Class of Certificates affected thereby (without regard to Certificates held by the Depositor, any of the Depositor's Affiliates and/or agents) and each Serviced Companion Loan Noteholder affected thereby for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or modifying in any manner the rights of the Certificateholders or the Serviced Companion Loan Noteholders; provided, that no such amendment may:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Serviced Whole Loans which are required to be distributed on any Certificate, without the consent of the Holders of Certificates representing all of the Percentage Interests of the Class or Classes affected thereby or which are required to be distributed to any Serviced Companion Loan Noteholders;

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN-SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then-outstanding or such Companion Holders, as applicable;

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding;

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary hereunder, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee, at

any time and from time to time, without the consent of the Certificateholders or, if applicable, the Serviced Companion Loan Noteholders, may amend the Pooling and Servicing Agreement to modify, eliminate or add to any of its provisions (i) to such extent as shall be necessary to maintain the qualification of Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC as a REMIC or the qualification of the Grantor Trust as a grantor trust, or to prevent the imposition of any additional material state or local taxes, at all times that any Certificates are outstanding; *provided*, that such action, as evidenced by an Opinion of Counsel (obtained at the expense of the Trust Fund), is necessary or helpful to maintain such qualification or to prevent the imposition of any such taxes, and would not adversely affect in any material respect the interest of any Certificateholder or if applicable, any Serviced Companion Loan Noteholder or (ii) to the extent necessary to comply with the Investment Company Act of 1940, as amended, the Exchange Act, Regulation AB, and/or any related regulatory actions and/or interpretations.

The Certificateholder owning a majority of the Percentage Interests in the Controlling Class and, if no such Certificateholder exercises such option, the Special Servicer, and if the Special Servicer does not exercise such option, the Master Servicer may effect an early termination of the Trust Fund, upon not less than 30 days' prior Notice of Termination given to the Trustee, the Special Servicer and the Master Servicer any time specifying the Anticipated Termination Date, which shall be on or after the Early Termination Notice Date (defined as any date as of which the aggregate Stated Principal Balance of the Mortgage Loans is less than 1.0% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date) by purchasing on such date all, but not less than all, of the Mortgage Loans (including the Trust Subordinate Companion Loan) then included in the Trust Fund, and the Trust's interest in all property acquired in respect of any Mortgage Loan, at a purchase price, payable in cash, equal to the sum of, without duplication:

(A)   100% of the Stated Principal Balance of each Mortgage Loan included in the Trust as of the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of principal);

(B)   the fair market value of all other property included in the Trust Fund as of the last day of the month preceding such Anticipated Termination Date, as determined by an Independent appraiser acceptable to the Master Servicer as of a date not more than 30 days prior to the last day of the month preceding such Distribution Date;

(C)   all unpaid interest accrued on the unpaid balance of each Mortgage Loan (including any Mortgage Loan as to which title to the related Mortgaged Property has been acquired) at the Mortgage Rate to the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of interest); and

(D)   the aggregate amount of unreimbursed Advances, with interest thereon at the Advance Rate, and unpaid Servicing Compensation,

Special Servicing Compensation, Operating Advisor Fees, Certificate Administrator/Trustee Fees, the CREFC® Intellectual Property Royalty License Fees and Trust Fund expenses.

In addition, the Pooling and Servicing Agreement provides that following the date on which the Class [_____] Notional Amount, the Class [_____] Notional Amount and the aggregate Certificate Balance of the Class [_____] Certificates is reduced to zero, the Sole Certificateholder shall have the right to exchange all of the then-outstanding Certificates (other than (i) the Class [_____] Certificates if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [_____] Certificates pursuant to the definition of "Sole Certificateholder" and (ii) the [ARD CLASS] and Class [R] Certificates) for all of the Mortgage Loans and each REO Property remaining in the Trust Fund as contemplated by clause (ii) of Section 9.01(a) of the Pooling and Servicing Agreement by giving written notice to all the parties to the Pooling and Servicing Agreement no later than 60 days prior to the anticipated date of exchange.

All costs and expenses incurred by any and all parties to the Pooling and Servicing Agreement or by the Trust Fund in connection with the purchase of the Mortgage Loans and the other assets of the Trust Fund pursuant to Section 9.01(c) of the Pooling and Servicing Agreement shall be borne by the party exercising its purchase rights thereunder. The Trustee and the Certificate Administrator shall be entitled to rely conclusively on any determination made by an Independent appraiser pursuant to Section 9.01(c) of the Pooling and Servicing Agreement.

The respective obligations and responsibilities of the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee created by the Pooling and Servicing Agreement with respect to the Certificates (other than the obligations of the Certificate Administrator to make certain payments and to send certain notices to Certificateholders as set forth in the Pooling and Servicing Agreement) shall terminate upon payment (or provision for payment) to the Certificateholders and the Serviced Companion Loan Noteholders of all amounts held by or on behalf of the Trustee, the Certificate Administrator and the Master Servicer, as the case may be, required under the Pooling and Servicing Agreement to be so paid on the Distribution Date following the earlier to occur of (i) the purchase of the Mortgage Loans and all other property held by the Trust Fund in accordance with Section 9.01(c) of the Pooling and Servicing Agreement; (ii) the exchange by the Sole Certificateholder of its Certificates for the Mortgage Loans in accordance with Section 9.01(g) of the Pooling and Servicing Agreement; and (iii) the later of (a) the receipt or collection of the last payment due on any Mortgage Loan or Trust Subordinate Companion Loan included in the Trust Fund, or (b) the liquidation and disposition pursuant to the Pooling and Servicing Agreement of the last asset held by the Trust Fund; provided that in no event shall the trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the United Kingdom, living on the date hereof.

Unless the Certificate of Authentication on this Certificate has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Certificate Administrator has caused this [Class A-4] Certificate to be duly executed.

Dated: [_____], 20[__]

> [CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Certificate Administrator

> By:_____
> Authorized Signatory

<u>Certificate of Authentication</u>

This is one of the [Class A-4] Certificates referred to in the Pooling and Servicing Agreement.

Dated: [_____], 20[__]

> [CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Authenticating Agent

> By:_____
> Authorized Signatory

EXHIBIT A-6

FORM OF [CLASS A-M] CERTIFICATE

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("__DTC__"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][1]

THIS CERTIFICATE DOES NOT REPRESENT AN OBLIGATION OF OR INTEREST IN THE DEPOSITOR, THE ORIGINATOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE CERTIFICATE ADMINISTRATOR, THE CERTIFICATE REGISTRAR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THE CERTIFICATES NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

PRINCIPAL PAYMENTS ON THIS CERTIFICATE ARE PAYABLE IN INSTALLMENTS AS SET FORTH HEREIN. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

IN ADDITION, SUBJECT TO THE CONDITIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT, THIS CERTIFICATE, TOGETHER WITH THE OTHER EXCHANGEABLE CERTIFICATES SET FORTH IN THE POOLING AND SERVICING AGREEMENT, MAY BE EXCHANGED FOR OTHER EXCHANGEABLE CERTIFICATES, PURSUANT TO THE PROCEDURES SET FORTH IN THE POOLING AND SERVICING AGREEMENT.

THIS CERTIFICATE IS SUBORDINATE TO ONE OR MORE OTHER CLASSES OF CERTIFICATES AS AND TO THE EXTENT SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS A BENEFICIAL INTEREST IN "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED,

---

[1] Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED.

[NAME OF ISSUING ENTITY] COMMERCIAL MORTGAGE
PASS-THROUGH CERTIFICATES, [CLASS A-M]

[Class A-M] Pass-Through Rate: [__]%   CUSIP: [_____]

ISIN: [_____]

Original Aggregate Certificate Balance of the   Initial Certificate Balance of this
[Class A-M] Certificates: $[_____]   Certificate: $[___]

First Distribution Date: [_____], 20[__]   Cut-off Date: The close of business on
                                                         the later of the related due date for each
                                                         Mortgage Loan in [_____] 20[__] and
                                                         the date of origination of such
                                                         Mortgage Loan

Assumed Final Distribution Date: [_____],   No.: [A-M]-[_]
20[__]

     This certifies that [_____] is the registered owner of a beneficial ownership interest in a Trust Fund, including the distributions to be made with respect to the [Class A-M] Certificates. The Trust Fund, described more fully below, consists primarily of a pool of Mortgage Loans secured by first liens on commercial, multifamily and manufactured housing community properties and held in trust by the Trustee and serviced by the Master Servicer. The Trust Fund was created, and the Mortgage Loans are to be serviced, pursuant to the Pooling and Servicing Agreement (as defined below). The Holder of this Certificate, by virtue of the acceptance hereof, assents to the terms, provisions and conditions of the Pooling and Servicing Agreement and is bound thereby.

     The Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), between the Depositor, [_____], as master servicer (in such capacity, the "Master Servicer"), [_____], as special servicer (the "Special Servicer"), [_____], as trustee (the "Trustee"), [_____], as certificate administrator (in such capacity, the "Certificate Administrator"), paying agent and custodian, [_____], as operating advisor (the "Operating Advisor"), and [_____], as asset representations reviewer (the "Asset Representations Reviewer") evidences the issuance of the Class [_____] Certificates (the "Certificates"; the Holders of Certificates issued under the Pooling and Servicing Agreement are collectively referred to herein as "Certificateholders"). This Certificate is issued pursuant to, and in accordance with, the terms of the Pooling and Servicing Agreement. To the extent not defined herein, capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

     This Certificate represents a beneficial interest in a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal

income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

The Certificate Administrator makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans and has executed this Certificate in its limited capacity as Certificate Administrator under the Pooling and Servicing Agreement. In the event that there is any conflict between any provision of this Certificate and any provision of the Pooling and Servicing Agreement, such provision of this Certificate shall be superseded to the extent of such inconsistency.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator, or the Paying Agent on behalf of the Certificate Administrator, will distribute (other than the final distribution on any Certificate), on the [____] Business Day after each Determination Date (each such date, a "Distribution Date") an amount equal to such Person's pro rata share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the [Class A-M] Certificates for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. "Determination Date" is defined in the Pooling and Servicing Agreement as the sixth day of each month, or if such sixth day is not a Business Day, then the next Business Day, commencing in [_____] 20[__]. Holders of this Certificate may be entitled to Prepayment Premiums and Yield Maintenance Charges as provided in the Pooling and Servicing Agreement.

During each Interest Accrual Period (as defined below), interest on the [Class A-M] Certificates will be calculated based on a 360-day year consisting of twelve 30-day months on the outstanding Certificate Balance hereof.

Interest accrued on this Certificate during an Interest Accrual Period, plus the aggregate unpaid Interest Shortfall with respect to this Certificate, if any, will be payable on the related Distribution Date to the extent provided in the Pooling and Servicing Agreement. The "Interest Accrual Period" means, with respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs. Each Interest Accrual Period is assumed to consist of 30 days.

All distributions (other than the final distribution on any Certificate) will be made by the Paying Agent to the Persons in whose names the Certificates are registered at the close of business on each Record Date, which will be the close of business on the last Business Day of the calendar month preceding the month in which such Distribution Date occurs. Such distributions shall be made on each Distribution Date other than the Termination Date to each Certificateholder of record on the related Record Date, by wire transfer of immediately available funds to the account of such Holder at a bank or other entity located in the United States and having appropriate facilities therefor if such Holder shall have provided the Paying Agent with wire instructions in writing at least five Business Days prior to the related Record Date, or, otherwise, by check mailed by first-class mail to the address set forth therefor in the Certificate Register. The final distribution on each Certificate shall be made in like manner, but only upon presentment and surrender of such Certificate at the office of the Certificate Administrator or its agent (which may be the Paying Agent or the Certificate Registrar acting as such agent) that is specified in the notice to Holders of such final distribution.

Any funds not distributed on the Termination Date because of the failure of any Certificateholders to tender their Certificates shall, on such date, be set aside and held in trust for the benefit of the appropriate non-tendering Certificateholders. If any Certificates as to which notice of the Termination Date has been given pursuant to the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders, at their last addresses shown in the Certificate Register, to surrender their Certificates for cancellation in order to receive, from such funds held, the final distribution with respect thereto. If within one year after the second notice not all of such Certificates shall have been surrendered for cancellation, the Certificate Administrator may, directly or through an agent, take appropriate steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates. The costs and expenses of holding such funds in trust and of contacting such Certificateholders shall be paid out of such funds. If within two years after the second notice any such Certificates shall not have been surrendered for cancellation, the Paying Agent shall pay to the Certificate Administrator all amounts distributable to the Holders thereof, and the Certificate Administrator shall thereafter hold such amounts for the benefit of such Holders until the earlier of (i) its termination as Certificate Administrator under the Pooling and Servicing Agreement and the transfer of such amounts to a successor certificate administrator and (ii) the termination of the Trust Fund and distribution of such amounts to the Residual Certificateholders. No interest shall accrue or be payable to any Certificateholder on any amount held as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with the Pooling and Servicing Agreement. Such funds held by the Certificate Administrator may be invested under certain circumstances, and all income and gain realized from investment of such funds shall accrue for its benefit.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries in respect of the Mortgage Loans, as more specifically set forth herein and in the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement, the Trust Fund includes (in each case, to the extent of the Trust Fund's interest therein and specifically excluding any interest of any Serviced Companion Loan Noteholder therein): (i) such Mortgage Loans as from time to time are subject to the Pooling and Servicing Agreement, together with the Mortgage Files relating thereto; (ii) all scheduled or unscheduled payments on or collections in respect of the Mortgage Loans due after the Cut-off Date; (iii) the Trust Fund's interest in any REO Property; (iv) all revenues received in respect of any REO Property; (v) any Assignments of Leases, Rents and Profits and any security agreements related to the Mortgage Loans; (vi) any indemnities or guaranties given as additional security for any Mortgage Loans; (vii) a security interest in all assets deposited in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts, and Reserve Accounts, (viii) the Loss of Value Reserve Fund; (ix) the Collection Account, the Serviced Whole Loan Collection Accounts, the Distribution Accounts, any Gain-on-Sale Reserve Account, the Interest Reserve Account, and the Trust's interest in any REO Account, including any amounts on deposit therein, assets credited thereto and any reinvestment income, as applicable; (x) a security interest in any environmental indemnity agreements relating to the Mortgaged Properties; (xi) a security interest in all insurance policies with respect to the Mortgage Loans and the Mortgaged Properties; (xii) the rights and remedies under the Mortgage

Loan Purchase Agreements relating to document delivery requirements with respect to the Mortgage Loans and the representations and warranties of the related Mortgage Loan Seller regarding its Mortgage Loans; (xiii) the Loan Specific REMIC Regular Interests, the Lower-Tier Regular Interests and the Class [EC] Regular Interests, (xiv) the Interest Deposit Amount (net of any Servicing Fee, Certificate Administrator/Trustee Fee, the CREFC® Intellectual Property Royalty License Fee and the Operating Advisor Fee) and (xv) the proceeds of the foregoing (other than any interest earned on deposits in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and any Reserve Accounts, to the extent such interest belongs to the related Borrower). As provided in the Pooling and Servicing Agreement, withdrawals may be made from certain of the above accounts for purposes other than distributions to Certificateholders.

This Certificate does not purport to summarize the Pooling and Servicing Agreement, and reference is made to the Pooling and Servicing Agreement for the interests, rights, benefits, obligations and duties evidenced hereby, and the limitations thereon, and the rights, duties and immunities of the Certificate Administrator.

As provided in the Pooling and Servicing Agreement and subject to certain limitations set forth therein, this Certificate is transferable or exchangeable only upon surrender of this Certificate to the Certificate Registrar at its offices together with an assignment and transfer (executed by the Holder or his duly authorized attorney), subject to the requirements in Article V of the Pooling and Servicing Agreement. Upon surrender for registration of transfer of this Certificate, subject to the requirements Article V of the Pooling and Servicing Agreement, the Certificate Administrator shall execute and the Authenticating Agent shall duly authenticate in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations of a like aggregate denomination as the Certificate being surrendered. Such Certificates shall be delivered by the Certificate Registrar in accordance with Article V of the Pooling and Servicing Agreement.

In addition, subject to the conditions set forth in the Pooling and Servicing Agreement, this Certificate, together with the other Exchangeable Certificates, pursuant to the procedures set forth in the Pooling and Servicing Agreement, may be exchanged for other Exchangeable Certificates, pursuant to the procedures set forth in the Pooling and Servicing Agreement.

Prior to due presentation of this Certificate for registration of transfer, the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent and any agent of any of them may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent or any agent of any of them shall be affected by notice or knowledge to the contrary.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.02 of the Pooling and Servicing Agreement other than for transfers to Institutional Accredited Investors as provided in Section 5.02(h) of the Pooling and Servicing Agreement. In connection with any

transfer to an Institutional Accredited Investor, the transferor shall reimburse the Trust Fund for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer.

The Pooling and Servicing Agreement or any Custodial Agreement may be amended at any time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee without the consent of any of the Certificateholders or any Serviced Companion Loan Noteholders, (i) to cure any ambiguity or to correct any manifest error; (ii) to cause the provisions of the Pooling and Servicing Agreement or any Custodial Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus or Private Placement Memorandum with respect to the Certificates, the Trust or the Pooling and Servicing Agreement or to correct or supplement any provisions of the Pooling and Servicing Agreement or any Custodial Agreement which may be defective or inconsistent with any other provisions of the Pooling and Servicing Agreement or any Custodial Agreement; (iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment; (iv) to modify, eliminate or add to any of its provisions to such extent as shall be necessary to maintain the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any Certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the Trust Fund or any Trust REMIC or the Grantor Trust that would be a claim against the Trust Fund or any Trust REMIC or the Grantor Trust; provided that the Trustee and the Certificate Administrator have received an Opinion of Counsel (at the expense of the party requesting such amendment) to the effect that (a) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (b) such action will not adversely affect in any material respect the interests of any Certificateholder or Companion Loan Noteholder; (v) to modify, eliminate or add to the provisions any provision hereof restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Trust Fund, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person; (vi) to revise or add any other provisions with respect to matters or questions arising under this Agreement or any other change; provided that the required action shall not adversely affect in any material respect the interests of any Certificateholder (including, with respect to the AB Whole Loan, the Holders of the [LOAN-SPECIFIC CLASS] Certificates) or any holder of a Serviced Pari Passu Companion Loan not consenting thereto as evidenced in writing by an Opinion of Counsel, at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating

agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (underline{provided} that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (vii) to amend or supplement any provision hereof to the extent necessary to maintain the then-current ratings assigned to each Class of Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); provided that such amendment or supplement shall not adversely affect in any material respect the interests of any Certificateholder not consenting thereto as evidenced by an Opinion of Counsel; (viii) to modify the provisions of Section 3.06 and Section 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an Opinion of Counsel and (c) each Rating Agency has delivered a Rating Agency Confirmation and, with regard to any class of Serviced Companion Loan Securities, the applicable rating agencies have delivered a confirmation that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (ix) to modify the procedures of this Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that such amendment shall not adversely affect in any material respects the interests of any Certificateholders, as evidenced by (x) an Opinion of Counsel or (y) if any Certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such Certificates; and provided, further, that the Certificate Administrator shall give notice of any such amendment to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's Website and the Certificate Administrator shall post such notice to the Certificate Administrator's Website; and (x) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of this Agreement to such extent as shall be necessary to (A) effect the qualification of this Agreement under the TIA or under any similar federal statute hereafter enacted and to add to this Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform this Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (x) shall be at the sole cost and expense of the Depositor. Such amendment (a) shall not materially increase the obligations of the Depositor, the Trustee, the Paying Agent, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the 17g-5 Information Provider, the Master Servicer or the Special Servicer without such party's consent; and (b) shall not adversely affect in any material respect the interests of any Certificateholder or Serviced Companion Loan Noteholder not consenting thereto, as evidenced in the case of clauses (iii) through (x) above by

(x) an Opinion of Counsel or (y) solely in the case of a Certificateholder of a rated Class, receipt of a Rating Agency Confirmation from each applicable Rating Agency. In no event shall any such amendment cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC or the Grantor Trust to fail to qualify as a grantor trust.

The Pooling and Servicing Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee with the prior written consent of the Holders of Certificates representing not less than 66-2/3% of the Percentage Interests of each Class of Certificates affected thereby (without regard to Certificates held by the Depositor, any of the Depositor's Affiliates and/or agents) and each Serviced Companion Loan Noteholder affected thereby for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or modifying in any manner the rights of the Certificateholders or the Serviced Companion Loan Noteholders; provided, that no such amendment may:

(i) reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Serviced Whole Loans which are required to be distributed on any Certificate, without the consent of the Holders of Certificates representing all of the Percentage Interests of the Class or Classes affected thereby or which are required to be distributed to any Serviced Companion Loan Noteholders;

(ii) reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN-SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then-outstanding or such Companion Holders, as applicable;

(iii) adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding;

(iv) change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary hereunder, without the consent of such Mortgage Loan Seller; or

(v) amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates) and, if required under

the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee, at any time and from time to time, without the consent of the Certificateholders or, if applicable, the Serviced Companion Loan Noteholders, may amend the Pooling and Servicing Agreement to modify, eliminate or add to any of its provisions (i) to such extent as shall be necessary to maintain the qualification of Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC as a REMIC or the qualification of the Grantor Trust as a grantor trust, or to prevent the imposition of any additional material state or local taxes, at all times that any Certificates are outstanding; *provided*, that such action, as evidenced by an Opinion of Counsel (obtained at the expense of the Trust Fund), is necessary or helpful to maintain such qualification or to prevent the imposition of any such taxes, and would not adversely affect in any material respect the interest of any Certificateholder or if applicable, any Serviced Companion Loan Noteholder or (ii) to the extent necessary to comply with the Investment Company Act of 1940, as amended, the Exchange Act, Regulation AB, and/or any related regulatory actions and/or interpretations.

The Certificateholder owning a majority of the Percentage Interests in the Controlling Class and, if no such Certificateholder exercises such option, the Special Servicer, and if the Special Servicer does not exercise such option, the Master Servicer may effect an early termination of the Trust Fund, upon not less than 30 days' prior Notice of Termination given to the Trustee, the Special Servicer and the Master Servicer any time specifying the Anticipated Termination Date, which shall be on or after the Early Termination Notice Date (defined as any date as of which the aggregate Stated Principal Balance of the Mortgage Loans is less than 1.0% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date) by purchasing on such date all, but not less than all, of the Mortgage Loans (including the Trust Subordinate Companion Loan) then included in the Trust Fund, and the Trust's interest in all property acquired in respect of any Mortgage Loan, at a purchase price, payable in cash, equal to the sum of, without duplication:

(A)   100% of the Stated Principal Balance of each Mortgage Loan included in the Trust as of the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of principal);

(B)   the fair market value of all other property included in the Trust Fund as of the last day of the month preceding such Anticipated Termination Date, as determined by an Independent appraiser acceptable to the Master Servicer as of a date not more than 30 days prior to the last day of the month preceding such Distribution Date;

(C)   all unpaid interest accrued on the unpaid balance of each Mortgage Loan (including any Mortgage Loan as to which title to the related Mortgaged Property has been acquired) at the Mortgage Rate to the last day of the month preceding such Anticipated Termination Date

(less any P&I Advances previously made on account of interest); and

(D)   the aggregate amount of unreimbursed Advances, with interest thereon at the Advance Rate, and unpaid Servicing Compensation, Special Servicing Compensation, Operating Advisor Fees, Certificate Administrator/Trustee Fees, the CREFC® Intellectual Property Royalty License Fees and Trust Fund expenses.

In addition, the Pooling and Servicing Agreement provides that following the date on which the Class [_____] Notional Amount, the Class [_____] Notional Amount and the aggregate Certificate Balance of the Class [_____] Certificates is reduced to zero, the Sole Certificateholder shall have the right to exchange all of the then-outstanding Certificates (other than (i) the Class [_____] Certificates if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [_____] Certificates pursuant to the definition of "Sole Certificateholder" and (ii) the [ARD CLASS] and Class [R] Certificates) for all of the Mortgage Loans and each REO Property remaining in the Trust Fund as contemplated by clause (ii) of Section 9.01(a) of the Pooling and Servicing Agreement by giving written notice to all the parties to the Pooling and Servicing Agreement no later than 60 days prior to the anticipated date of exchange.

All costs and expenses incurred by any and all parties to the Pooling and Servicing Agreement or by the Trust Fund in connection with the purchase of the Mortgage Loans and the other assets of the Trust Fund pursuant to Section 9.01(c) of the Pooling and Servicing Agreement shall be borne by the party exercising its purchase rights thereunder. The Trustee and the Certificate Administrator shall be entitled to rely conclusively on any determination made by an Independent appraiser pursuant to Section 9.01(c) of the Pooling and Servicing Agreement.

The respective obligations and responsibilities of the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee created by the Pooling and Servicing Agreement with respect to the Certificates (other than the obligations of the Certificate Administrator to make certain payments and to send certain notices to Certificateholders as set forth in the Pooling and Servicing Agreement) shall terminate upon payment (or provision for payment) to the Certificateholders and the Serviced Companion Loan Noteholders of all amounts held by or on behalf of the Trustee, the Certificate Administrator and the Master Servicer, as the case may be, required under the Pooling and Servicing Agreement to be so paid on the Distribution Date following the earlier to occur of (i) the purchase of the Mortgage Loans and all other property held by the Trust Fund in accordance with Section 9.01(c) of the Pooling and Servicing Agreement; (ii) the exchange by the Sole Certificateholder of its Certificates for the Mortgage Loans in accordance with Section 9.01(g) of the Pooling and Servicing Agreement; and (iii) the later of (a) the receipt or collection of the last payment due on any Mortgage Loan or Trust Subordinate Companion Loan included in the Trust Fund, or (b) the liquidation and disposition pursuant to the Pooling and Servicing Agreement of the last asset held by the Trust Fund; provided that in no event shall the trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants

of Joseph P. Kennedy, the late Ambassador of the United States to the United Kingdom, living on the date hereof.

Unless the Certificate of Authentication on this Certificate has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Certificate Administrator has caused this [Class A-M] Certificate to be duly executed.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Certificate Administrator

By:_____
     Authorized Signatory


<u>Certificate of Authentication</u>

This is one of the [Class A-M] Certificates referred to in the Pooling and Servicing Agreement.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Authenticating Agent

By:_____
     Authorized Signatory


EXHIBIT A-7

FORM OF [CLASS B] CERTIFICATE

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][1]

THIS CERTIFICATE DOES NOT REPRESENT AN OBLIGATION OF OR INTEREST IN THE DEPOSITOR, THE ORIGINATOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE CERTIFICATE ADMINISTRATOR, THE CERTIFICATE REGISTRAR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THE CERTIFICATES NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

PRINCIPAL PAYMENTS ON THIS CERTIFICATE ARE PAYABLE IN INSTALLMENTS AS SET FORTH HEREIN. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

IN ADDITION, SUBJECT TO THE CONDITIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT, THIS CERTIFICATE, TOGETHER WITH THE OTHER EXCHANGEABLE CERTIFICATES SET FORTH IN THE POOLING AND SERVICING AGREEMENT, MAY BE EXCHANGED FOR OTHER EXCHANGEABLE CERTIFICATES, PURSUANT TO THE PROCEDURES SET FORTH IN THE POOLING AND SERVICING AGREEMENT.

THIS CERTIFICATE IS SUBORDINATE TO ONE OR MORE OTHER CLASSES OF CERTIFICATES AS AND TO THE EXTENT SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS A BENEFICIAL INTEREST IN A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED,

---

[1] Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED.

[NAME OF ISSUING ENTITY] COMMERCIAL MORTGAGE
PASS-THROUGH CERTIFICATES, [CLASS B]

[Class B] Pass-Through Rate: [__]%.

CUSIP: [_____]

ISIN: [_____]

Original Aggregate Certificate Balance of the [Class B] Certificates: $[_____]

Initial Certificate Balance of this Certificate: $[___]

First Distribution Date: [_____], 20[__]

Cut-off Date: The close of business on the later of the related due date for each Mortgage Loan in [_____] 20[__] and the date of origination of such Mortgage Loan

Assumed Final Distribution Date: [_____], 20[__]

No.: [B]-[_]

This certifies that [_____] is the registered owner of a beneficial ownership interest in a Trust Fund, including the distributions to be made with respect to the [Class B] Certificates. The Trust Fund, described more fully below, consists primarily of a pool of Mortgage Loans secured by first liens on commercial, multifamily and manufactured housing community properties and held in trust by the Trustee and serviced by the Master Servicer. The Trust Fund was created, and the Mortgage Loans are to be serviced, pursuant to the Pooling and Servicing Agreement (as defined below). The Holder of this Certificate, by virtue of the acceptance hereof, assents to the terms, provisions and conditions of the Pooling and Servicing Agreement and is bound thereby.

The Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), between the Depositor, [_____], as master servicer (in such capacity, the "Master Servicer"), [_____], as special servicer (the "Special Servicer"), [_____], as trustee (the "Trustee"), [_____], as certificate administrator (in such capacity, the "Certificate Administrator"), paying agent and custodian, [_____], as operating advisor (the "Operating Advisor"), and [_____], as asset representations reviewer (the "Asset Representations Reviewer") evidences the issuance of the Class [_____] Certificates (the "Certificates"; the Holders of Certificates issued under the Pooling and Servicing Agreement are collectively referred to herein as "Certificateholders"). This Certificate is issued pursuant to, and in accordance with, the terms of the Pooling and Servicing Agreement. To the extent not defined herein, capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate represents a beneficial interest in a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the

treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

The Certificate Administrator makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans and has executed this Certificate in its limited capacity as Certificate Administrator under the Pooling and Servicing Agreement. In the event that there is any conflict between any provision of this Certificate and any provision of the Pooling and Servicing Agreement, such provision of this Certificate shall be superseded to the extent of such inconsistency.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator, or the Paying Agent on behalf of the Certificate Administrator, will distribute (other than the final distribution on any Certificate), on the [____] Business Day after each Determination Date (each such date, a "Distribution Date") an amount equal to such Person's pro rata share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the [Class B] Certificates for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. "Determination Date" is defined in the Pooling and Servicing Agreement as the sixth day of each month, or if such sixth day is not a Business Day, then the next Business Day, commencing in [_____] 20[__]. Holders of this Certificate may be entitled to Prepayment Premiums and Yield Maintenance Charges as provided in the Pooling and Servicing Agreement.

During each Interest Accrual Period (as defined below), interest on the [Class B] Certificates will be calculated based on a 360-day year consisting of twelve 30-day months on the outstanding Certificate Balance hereof.

Interest accrued on this Certificate during an Interest Accrual Period, plus the aggregate unpaid Interest Shortfall with respect to this Certificate, if any, will be payable on the related Distribution Date to the extent provided in the Pooling and Servicing Agreement. The "Interest Accrual Period" means, with respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs. Each Interest Accrual Period is assumed to consist of 30 days.

All distributions (other than the final distribution on any Certificate) will be made by the Paying Agent to the Persons in whose names the Certificates are registered at the close of business on each Record Date, which will be the close of business on the last Business Day of the calendar month preceding the month in which such Distribution Date occurs. Such distributions shall be made on each Distribution Date other than the Termination Date to each Certificateholder of record on the related Record Date, by wire transfer of immediately available funds to the account of such Holder at a bank or other entity located in the United States and having appropriate facilities therefor if such Holder shall have provided the Paying Agent with wire instructions in writing at least five Business Days prior to the related Record Date, or, otherwise, by check mailed by first-class mail to the address set forth therefor in the Certificate Register. The final distribution on each Certificate shall be made in like manner, but only upon presentment and surrender of such Certificate at the office of the Certificate Administrator or its

agent (which may be the Paying Agent or the Certificate Registrar acting as such agent) that is specified in the notice to Holders of such final distribution.

Any funds not distributed on the Termination Date because of the failure of any Certificateholders to tender their Certificates shall, on such date, be set aside and held in trust for the benefit of the appropriate non-tendering Certificateholders. If any Certificates as to which notice of the Termination Date has been given pursuant to the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders, at their last addresses shown in the Certificate Register, to surrender their Certificates for cancellation in order to receive, from such funds held, the final distribution with respect thereto. If within one year after the second notice not all of such Certificates shall have been surrendered for cancellation, the Certificate Administrator may, directly or through an agent, take appropriate steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates. The costs and expenses of holding such funds in trust and of contacting such Certificateholders shall be paid out of such funds. If within two years after the second notice any such Certificates shall not have been surrendered for cancellation, the Paying Agent shall pay to the Certificate Administrator all amounts distributable to the Holders thereof, and the Certificate Administrator shall thereafter hold such amounts for the benefit of such Holders until the earlier of (i) its termination as Certificate Administrator under the Pooling and Servicing Agreement and the transfer of such amounts to a successor certificate administrator and (ii) the termination of the Trust Fund and distribution of such amounts to the Residual Certificateholders. No interest shall accrue or be payable to any Certificateholder on any amount held as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with the Pooling and Servicing Agreement. Such funds held by the Certificate Administrator may be invested under certain circumstances, and all income and gain realized from investment of such funds shall accrue for its benefit.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries in respect of the Mortgage Loans, as more specifically set forth herein and in the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement, the Trust Fund includes (in each case, to the extent of the Trust Fund's interest therein and specifically excluding any interest of any Serviced Companion Loan Noteholder therein): (i) such Mortgage Loans as from time to time are subject to the Pooling and Servicing Agreement, together with the Mortgage Files relating thereto; (ii) all scheduled or unscheduled payments on or collections in respect of the Mortgage Loans due after the Cut-off Date; (iii) the Trust Fund's interest in any REO Property; (iv) all revenues received in respect of any REO Property; (v) any Assignments of Leases, Rents and Profits and any security agreements related to the Mortgage Loans; (vi) any indemnities or guaranties given as additional security for any Mortgage Loans; (vii) a security interest in all assets deposited in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts, and Reserve Accounts, (viii) the Loss of Value Reserve Fund; (ix) the Collection Account, the Serviced Whole Loan Collection Accounts, the Distribution Accounts, any Gain-on-Sale Reserve Account, the Interest Reserve Account, and the Trust's interest in any REO Account, including any amounts on deposit therein, assets credited thereto and any reinvestment

income, as applicable; (x) a security interest in any environmental indemnity agreements relating to the Mortgaged Properties; (xi) a security interest in all insurance policies with respect to the Mortgage Loans and the Mortgaged Properties; (xii) the rights and remedies under the Mortgage Loan Purchase Agreements relating to document delivery requirements with respect to the Mortgage Loans and the representations and warranties of the related Mortgage Loan Seller regarding its Mortgage Loans; (xiii) the Loan Specific REMIC Regular Interests, the Lower-Tier Regular Interests and the Class [EC] Regular Interests, (xiv) the Interest Deposit Amount (net of any Servicing Fee, Certificate Administrator/Trustee Fee, the CREFC® Intellectual Property Royalty License Fee and the Operating Advisor Fee) and (xv) the proceeds of the foregoing (other than any interest earned on deposits in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and any Reserve Accounts, to the extent such interest belongs to the related Borrower). As provided in the Pooling and Servicing Agreement, withdrawals may be made from certain of the above accounts for purposes other than distributions to Certificateholders.

This Certificate does not purport to summarize the Pooling and Servicing Agreement, and reference is made to the Pooling and Servicing Agreement for the interests, rights, benefits, obligations and duties evidenced hereby, and the limitations thereon, and the rights, duties and immunities of the Certificate Administrator.

As provided in the Pooling and Servicing Agreement and subject to certain limitations set forth therein, this Certificate is transferable or exchangeable only upon surrender of this Certificate to the Certificate Registrar at its offices together with an assignment and transfer (executed by the Holder or his duly authorized attorney), subject to the requirements in Article V of the Pooling and Servicing Agreement. Upon surrender for registration of transfer of this Certificate, subject to the requirements Article V of the Pooling and Servicing Agreement, the Certificate Administrator shall execute and the Authenticating Agent shall duly authenticate in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations of a like aggregate denomination as the Certificate being surrendered. Such Certificates shall be delivered by the Certificate Registrar in accordance with Article V of the Pooling and Servicing Agreement.

In addition, subject to the conditions set forth in the Pooling and Servicing Agreement, this Certificate, together with the other Exchangeable Certificates set forth in the Pooling and Servicing Agreement, may be exchanged for other Exchangeable Certificates, pursuant to the procedures set forth in the Pooling and Servicing Agreement.

Prior to due presentation of this Certificate for registration of transfer, the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent and any agent of any of them may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent or any agent of any of them shall be affected by notice or knowledge to the contrary.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.02 of the

Pooling and Servicing Agreement other than for transfers to Institutional Accredited Investors as provided in Section 5.02(h) of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the transferor shall reimburse the Trust Fund for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer.

The Pooling and Servicing Agreement or any Custodial Agreement may be amended at any time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee without the consent of any of the Certificateholders or any Serviced Companion Loan Noteholders, (i) to cure any ambiguity or to correct any manifest error; (ii) to cause the provisions of the Pooling and Servicing Agreement or any Custodial Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus or Private Placement Memorandum with respect to the Certificates, the Trust or the Pooling and Servicing Agreement or to correct or supplement any provisions of the Pooling and Servicing Agreement or any Custodial Agreement which may be defective or inconsistent with any other provisions of the Pooling and Servicing Agreement or any Custodial Agreement; (iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment; (iv) to modify, eliminate or add to any of its provisions to such extent as shall be necessary to maintain the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any Certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the Trust Fund or any Trust REMIC or the Grantor Trust that would be a claim against the Trust Fund or any Trust REMIC or the Grantor Trust; provided that the Trustee and the Certificate Administrator have received an Opinion of Counsel (at the expense of the party requesting such amendment) to the effect that (a) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (b) such action will not adversely affect in any material respect the interests of any Certificateholder or Companion Loan Noteholder; (v) to modify, eliminate or add to the provisions any provision hereof restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Trust Fund, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person; (vi) to revise or add any other provisions with respect to matters or questions arising under this Agreement or any other change; provided that the required action shall not adversely affect in any material respect the interests of any Certificateholder (including, with respect to the AB Whole Loan, the Holders of the [LOAN-SPECIFIC CLASS] Certificates) or any holder of a Serviced Pari Passu Companion Loan not consenting thereto as evidenced in writing by an Opinion of Counsel, at the expense of the party requesting such

amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (vii) to amend or supplement any provision hereof to the extent necessary to maintain the then-current ratings assigned to each Class of Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); provided that such amendment or supplement shall not adversely affect in any material respect the interests of any Certificateholder not consenting thereto as evidenced by an Opinion of Counsel; (viii) to modify the provisions of Section 3.06 and Section 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an Opinion of Counsel and (c) each Rating Agency has delivered a Rating Agency Confirmation and, with regard to any class of Serviced Companion Loan Securities, the applicable rating agencies have delivered a confirmation that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (ix) to modify the procedures of this Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that such amendment shall not adversely affect in any material respects the interests of any Certificateholders, as evidenced by (x) an Opinion of Counsel or (y) if any Certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such Certificates; and provided, further, that the Certificate Administrator shall give notice of any such amendment to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's Website and the Certificate Administrator shall post such notice to the Certificate Administrator's Website; and (x) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of this Agreement to such extent as shall be necessary to (A) effect the qualification of this Agreement under the TIA or under any similar federal statute hereafter enacted and to add to this Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform this Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (x) shall be at the sole cost and expense of the Depositor. Such amendment (a) shall not materially increase the obligations of the Depositor, the Trustee, the Paying Agent, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the 17g-5 Information Provider, the Master Servicer or the Special Servicer without such party's consent; and (b) shall not adversely affect

in any material respect the interests of any Certificateholder or Serviced Companion Loan Noteholder not consenting thereto, as evidenced in the case of clauses (iii) through (x) above by (x) an Opinion of Counsel or (y) solely in the case of a Certificateholder of a rated Class, receipt of a Rating Agency Confirmation from each applicable Rating Agency. In no event shall any such amendment cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC or the Grantor Trust to fail to qualify as a grantor trust.

The Pooling and Servicing Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee with the prior written consent of the Holders of Certificates representing not less than 66-2/3% of the Percentage Interests of each Class of Certificates affected thereby (without regard to Certificates held by the Depositor, any of the Depositor's Affiliates and/or agents) and each Serviced Companion Loan Noteholder affected thereby for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or modifying in any manner the rights of the Certificateholders or the Serviced Companion Loan Noteholders; provided, that no such amendment may:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Serviced Whole Loans which are required to be distributed on any Certificate, without the consent of the Holders of Certificates representing all of the Percentage Interests of the Class or Classes affected thereby or which are required to be distributed to any Serviced Companion Loan Noteholders;

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN-SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then-outstanding or such Companion Holders, as applicable;

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding;

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary hereunder, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered

satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee, at any time and from time to time, without the consent of the Certificateholders or, if applicable, the Serviced Companion Loan Noteholders, may amend the Pooling and Servicing Agreement to modify, eliminate or add to any of its provisions (i) to such extent as shall be necessary to maintain the qualification of Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC as a REMIC or the qualification of the Grantor Trust as a grantor trust, or to prevent the imposition of any additional material state or local taxes, at all times that any Certificates are outstanding; *provided*, that such action, as evidenced by an Opinion of Counsel (obtained at the expense of the Trust Fund), is necessary or helpful to maintain such qualification or to prevent the imposition of any such taxes, and would not adversely affect in any material respect the interest of any Certificateholder or if applicable, any Serviced Companion Loan Noteholder or (ii) to the extent necessary to comply with the Investment Company Act of 1940, as amended, the Exchange Act, Regulation AB, and/or any related regulatory actions and/or interpretations.

The Certificateholder owning a majority of the Percentage Interests in the Controlling Class and, if no such Certificateholder exercises such option, the Special Servicer, and if the Special Servicer does not exercise such option, the Master Servicer may effect an early termination of the Trust Fund, upon not less than 30 days' prior Notice of Termination given to the Trustee, the Special Servicer and the Master Servicer any time specifying the Anticipated Termination Date, which shall be on or after the Early Termination Notice Date (defined as any date as of which the aggregate Stated Principal Balance of the Mortgage Loans is less than 1.0% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date) by purchasing on such date all, but not less than all, of the Mortgage Loans (including the Trust Subordinate Companion Loan) then included in the Trust Fund, and the Trust's interest in all property acquired in respect of any Mortgage Loan, at a purchase price, payable in cash, equal to the sum of, without duplication:

(A)   100% of the Stated Principal Balance of each Mortgage Loan included in the Trust as of the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of principal);

(B)   the fair market value of all other property included in the Trust Fund as of the last day of the month preceding such Anticipated Termination Date, as determined by an Independent appraiser acceptable to the Master Servicer as of a date not more than 30 days prior to the last day of the month preceding such Distribution Date;

(C)   all unpaid interest accrued on the unpaid balance of each Mortgage Loan (including any Mortgage Loan as to which title to the related

Mortgaged Property has been acquired) at the Mortgage Rate to the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of interest); and

(D)   the aggregate amount of unreimbursed Advances, with interest thereon at the Advance Rate, and unpaid Servicing Compensation, Special Servicing Compensation, Operating Advisor Fees, Certificate Administrator/Trustee Fees, the CREFC® Intellectual Property Royalty License Fees and Trust Fund expenses.

In addition, the Pooling and Servicing Agreement provides that following the date on which the Class [_____] Notional Amount, the Class [_____] Notional Amount and the aggregate Certificate Balance of the Class [_____] Certificates is reduced to zero, the Sole Certificateholder shall have the right to exchange all of the then-outstanding Certificates (other than (i) the Class [_____] Certificates if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [_____] Certificates pursuant to the definition of "Sole Certificateholder" and (ii) the [ARD CLASS] and Class [R] Certificates) for all of the Mortgage Loans and each REO Property remaining in the Trust Fund as contemplated by clause (ii) of Section 9.01(a) of the Pooling and Servicing Agreement by giving written notice to all the parties to the Pooling and Servicing Agreement no later than 60 days prior to the anticipated date of exchange.

All costs and expenses incurred by any and all parties to the Pooling and Servicing Agreement or by the Trust Fund in connection with the purchase of the Mortgage Loans and the other assets of the Trust Fund pursuant to Section 9.01(c) of the Pooling and Servicing Agreement shall be borne by the party exercising its purchase rights thereunder. The Trustee and the Certificate Administrator shall be entitled to rely conclusively on any determination made by an Independent appraiser pursuant to Section 9.01(c) of the Pooling and Servicing Agreement.

The respective obligations and responsibilities of the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee created by the Pooling and Servicing Agreement with respect to the Certificates (other than the obligations of the Certificate Administrator to make certain payments and to send certain notices to Certificateholders as set forth in the Pooling and Servicing Agreement) shall terminate upon payment (or provision for payment) to the Certificateholders and the Serviced Companion Loan Noteholders of all amounts held by or on behalf of the Trustee, the Certificate Administrator and the Master Servicer, as the case may be, required under the Pooling and Servicing Agreement to be so paid on the Distribution Date following the earlier to occur of (i) the purchase of the Mortgage Loans and all other property held by the Trust Fund in accordance with Section 9.01(c) of the Pooling and Servicing Agreement; (ii) the exchange by the Sole Certificateholder of its Certificates for the Mortgage Loans in accordance with Section 9.01(g) of the Pooling and Servicing Agreement; and (iii) the later of (a) the receipt or collection of the last payment due on any Mortgage Loan or Trust Subordinate Companion Loan included in the Trust Fund, or (b) the liquidation and disposition pursuant to the Pooling and Servicing Agreement of the last asset held by the Trust Fund;

provided that in no event shall the trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the United Kingdom, living on the date hereof.

Unless the Certificate of Authentication on this Certificate has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Certificate Administrator has caused this [Class B] Certificate to be duly executed.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Certificate Administrator

By:_____
Authorized Signatory


<u>Certificate of Authentication</u>

This is one of the [Class B] Certificates referred to in the Pooling and Servicing Agreement.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Authenticating Agent

By:_____
Authorized Signatory


EXHIBIT A-8

FORM OF CLASS PEZ CERTIFICATE

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][1]

THIS CERTIFICATE DOES NOT REPRESENT AN OBLIGATION OF OR INTEREST IN THE DEPOSITOR, THE ORIGINATOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE CERTIFICATE ADMINISTRATOR, THE CERTIFICATE REGISTRAR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THE CERTIFICATES NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

PRINCIPAL PAYMENTS ON THIS CERTIFICATE ARE PAYABLE IN INSTALLMENTS AS SET FORTH HEREIN. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

THIS CERTIFICATE IS SUBORDINATE TO ONE OR MORE OTHER CLASSES OF CERTIFICATES AS AND TO THE EXTENT SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

IN ADDITION, SUBJECT TO THE CONDITIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT, THIS CERTIFICATE MAY BE EXCHANGED FOR OTHER EXCHANGEABLE CERTIFICATES, PURSUANT TO THE PROCEDURES SET FORTH IN THE POOLING AND SERVICING AGREEMENT (INCLUDING, WITHOUT LIMITATION, PAYMENT OF THE APPLICABLE EXCHANGE FEE).

FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS A BENEFICIAL INTEREST IN MULTIPLE "REGULAR INTERESTS" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED.

---

[1] Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[NAME OF ISSUING ENTITY] COMMERCIAL MORTGAGE
PASS-THROUGH CERTIFICATES, CLASS PEZ

Class PEZ Pass-Through Rate: N/A. The Class PEZ Certificates will not have a Pass-Through Rate, but will be entitled to receive the sum of the interest distributable on the Class PEZ Components.

CUSIP: [_____]

ISIN: [_____]

Original Aggregate Certificate Balance of the Class PEZ Certificates: $[_____]. The original aggregate Certificate Balance of the Class PEZ Certificates is equal to the aggregate of the Class [EC] Regular Interest on the Closing Date (without giving effect to any exchanges on the Closing Date).

Initial Certificate Balance of this Certificate as of the Closing Date: $0 (subject to exchanges for the Exchangeable Certificates on or after the Closing Date)

First Distribution Date: [_____], 20[__]

Cut-off Date: The close of business on the later of the related due date for each Mortgage Loan in [_____] 20[__] and the date of origination of such Mortgage Loan

Assumed Final Distribution Date: [_____], 20[__]

No.: PEZ-[_]

This certifies that [_____] is the registered owner of a beneficial ownership interest in a Trust Fund, including the distributions to be made with respect to the Class PEZ Certificates. The Trust Fund, described more fully below, consists primarily of a pool of Mortgage Loans secured by first liens on commercial, multifamily and manufactured housing community properties and held in trust by the Trustee and serviced by the Master Servicer. The Trust Fund was created, and the Mortgage Loans are to be serviced, pursuant to the Pooling and Servicing Agreement (as defined below). The Holder of this Certificate, by virtue of the acceptance hereof, assents to the terms, provisions and conditions of the Pooling and Servicing Agreement and is bound thereby.

The Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), between the Depositor, [_____], as master servicer (in such capacity, the "Master Servicer"), [_____], as special servicer (the "Special Servicer"), [_____], as trustee (the "Trustee"), [_____], as certificate administrator (in such capacity, the "Certificate Administrator"), paying agent and custodian, [_____], as operating advisor (the "Operating Advisor"), and [_____], as asset representations reviewer (the "Asset Representations Reviewer") evidences the issuance of the Class [_____] Certificates (the "Certificates"; the Holders of Certificates issued under the Pooling and Servicing Agreement are collectively referred to herein as "Certificateholders"). This Certificate is issued pursuant to, and

in accordance with, the terms of the Pooling and Servicing Agreement. To the extent not defined herein, capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate represents a beneficial interest in multiple "regular interests" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

The Certificate Administrator makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans and has executed this Certificate in its limited capacity as Certificate Administrator under the Pooling and Servicing Agreement. In the event that there is any conflict between any provision of this Certificate and any provision of the Pooling and Servicing Agreement, such provision of this Certificate shall be superseded to the extent of such inconsistency.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator, or the Paying Agent on behalf of the Certificate Administrator, will distribute (other than the final distribution on any Certificate), on the [____] Business Day after each Determination Date (each such date, a "Distribution Date") an amount equal to such Person's pro rata share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the Class PEZ Certificates for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. "Determination Date" is defined in the Pooling and Servicing Agreement as the sixth day of each month, or if such sixth day is not a Business Day, then the next Business Day, commencing in [_____] 20[__]. Holders of this Certificate may be entitled to Prepayment Premiums and Yield Maintenance Charges as provided in the Pooling and Servicing Agreement.

During each Interest Accrual Period (as defined below), interest on the Class PEZ Certificates will be calculated based on a 360-day year consisting of twelve 30-day months on the outstanding Certificate Balance hereof.

Interest accrued on this Certificate during an Interest Accrual Period, plus the aggregate unpaid Interest Shortfall with respect to this Certificate, if any, will be payable on the related Distribution Date to the extent provided in the Pooling and Servicing Agreement. The "Interest Accrual Period" means, with respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs. Each Interest Accrual Period is assumed to consist of 30 days.

All distributions (other than the final distribution on any Certificate) will be made by the Paying Agent to the Persons in whose names the Certificates are registered at the close of business on each Record Date, which will be the close of business on the last Business Day of the calendar month preceding the month in which such Distribution Date occurs. Such distributions shall be made on each Distribution Date other than the Termination Date to each

Certificateholder of record on the related Record Date, by wire transfer of immediately available funds to the account of such Holder at a bank or other entity located in the United States and having appropriate facilities therefor if such Holder shall have provided the Paying Agent with wire instructions in writing at least five Business Days prior to the related Record Date, or, otherwise, by check mailed by first-class mail to the address set forth therefor in the Certificate Register. The final distribution on each Certificate shall be made in like manner, but only upon presentment and surrender of such Certificate at the office of the Certificate Administrator or its agent (which may be the Paying Agent or the Certificate Registrar acting as such agent) that is specified in the notice to Holders of such final distribution.

Any funds not distributed on the Termination Date because of the failure of any Certificateholders to tender their Certificates shall, on such date, be set aside and held in trust for the benefit of the appropriate non-tendering Certificateholders. If any Certificates as to which notice of the Termination Date has been given pursuant to the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders, at their last addresses shown in the Certificate Register, to surrender their Certificates for cancellation in order to receive, from such funds held, the final distribution with respect thereto. If within one year after the second notice not all of such Certificates shall have been surrendered for cancellation, the Certificate Administrator may, directly or through an agent, take appropriate steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates. The costs and expenses of holding such funds in trust and of contacting such Certificateholders shall be paid out of such funds. If within two years after the second notice any such Certificates shall not have been surrendered for cancellation, the Paying Agent shall pay to the Certificate Administrator all amounts distributable to the Holders thereof, and the Certificate Administrator shall thereafter hold such amounts for the benefit of such Holders until the earlier of (i) its termination as Certificate Administrator under the Pooling and Servicing Agreement and the transfer of such amounts to a successor certificate administrator and (ii) the termination of the Trust Fund and distribution of such amounts to the Residual Certificateholders. No interest shall accrue or be payable to any Certificateholder on any amount held as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with the Pooling and Servicing Agreement. Such funds held by the Certificate Administrator may be invested under certain circumstances, and all income and gain realized from investment of such funds shall accrue for its benefit.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries in respect of the Mortgage Loans, as more specifically set forth herein and in the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement, the Trust Fund includes (in each case, to the extent of the Trust Fund's interest therein and specifically excluding any interest of any Serviced Companion Loan Noteholder therein): (i) such Mortgage Loans as from time to time are subject to the Pooling and Servicing Agreement, together with the Mortgage Files relating thereto; (ii) all scheduled or unscheduled payments on or collections in respect of the Mortgage Loans due after the Cut-off Date; (iii) the Trust Fund's interest in any REO Property; (iv) all revenues received in respect of any REO Property; (v) any Assignments of

Leases, Rents and Profits and any security agreements related to the Mortgage Loans; (vi) any indemnities or guaranties given as additional security for any Mortgage Loans; (vii) a security interest in all assets deposited in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts, and Reserve Accounts, (viii) the Loss of Value Reserve Fund; (ix) the Collection Account, the Serviced Whole Loan Collection Accounts, the Distribution Accounts, any Gain-on-Sale Reserve Account, the Interest Reserve Account, and the Trust's interest in any REO Account, including any amounts on deposit therein, assets credited thereto and any reinvestment income, as applicable; (x) a security interest in any environmental indemnity agreements relating to the Mortgaged Properties; (xi) a security interest in all insurance policies with respect to the Mortgage Loans and the Mortgaged Properties; (xii) the rights and remedies under the Mortgage Loan Purchase Agreements relating to document delivery requirements with respect to the Mortgage Loans and the representations and warranties of the related Mortgage Loan Seller regarding its Mortgage Loans; (xiii) the Loan Specific REMIC Regular Interests, the Lower-Tier Regular Interests and the Class [EC] Regular Interests, (xiv) the Interest Deposit Amount (net of any Servicing Fee, Certificate Administrator/Trustee Fee, the CREFC® Intellectual Property Royalty License Fee and the Operating Advisor Fee) and (xv) the proceeds of the foregoing (other than any interest earned on deposits in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and any Reserve Accounts, to the extent such interest belongs to the related Borrower). As provided in the Pooling and Servicing Agreement, withdrawals may be made from certain of the above accounts for purposes other than distributions to Certificateholders.

This Certificate does not purport to summarize the Pooling and Servicing Agreement, and reference is made to the Pooling and Servicing Agreement for the interests, rights, benefits, obligations and duties evidenced hereby, and the limitations thereon, and the rights, duties and immunities of the Certificate Administrator.

As provided in the Pooling and Servicing Agreement and subject to certain limitations set forth therein, this Certificate is transferable or exchangeable only upon surrender of this Certificate to the Certificate Registrar at its offices together with an assignment and transfer (executed by the Holder or his duly authorized attorney), subject to the requirements in Article V of the Pooling and Servicing Agreement. Upon surrender for registration of transfer of this Certificate, subject to the requirements Article V of the Pooling and Servicing Agreement, the Certificate Administrator shall execute and the Authenticating Agent shall duly authenticate in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations of a like aggregate denomination as the Certificate being surrendered. Such Certificates shall be delivered by the Certificate Registrar in accordance with Article V of the Pooling and Servicing Agreement.

In addition, subject to the conditions set forth in the Pooling and Servicing Agreement, this Certificate, together with the other Exchangeable Certificates set forth in the Pooling and Servicing Agreement, may be exchanged for other Exchangeable Certificates, pursuant to the procedures set forth in the Pooling and Servicing Agreement.

Prior to due presentation of this Certificate for registration of transfer, the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent and any agent of any of them may treat the Person in whose name this

Certificate is registered as the owner hereof for all purposes, and none of the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent or any agent of any of them shall be affected by notice or knowledge to the contrary.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.02 of the Pooling and Servicing Agreement other than for transfers to Institutional Accredited Investors as provided in Section 5.02(h) of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the transferor shall reimburse the Trust Fund for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer.

The Pooling and Servicing Agreement or any Custodial Agreement may be amended at any time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee without the consent of any of the Certificateholders or any Serviced Companion Loan Noteholders, (i) to cure any ambiguity or to correct any manifest error; (ii) to cause the provisions of the Pooling and Servicing Agreement or any Custodial Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus or Private Placement Memorandum with respect to the Certificates, the Trust or the Pooling and Servicing Agreement or to correct or supplement any provisions of the Pooling and Servicing Agreement or any Custodial Agreement which may be defective or inconsistent with any other provisions of the Pooling and Servicing Agreement or any Custodial Agreement; (iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment; (iv) to modify, eliminate or add to any of its provisions to such extent as shall be necessary to maintain the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any Certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the Trust Fund or any Trust REMIC or the Grantor Trust that would be a claim against the Trust Fund or any Trust REMIC or the Grantor Trust; provided that the Trustee and the Certificate Administrator have received an Opinion of Counsel (at the expense of the party requesting such amendment) to the effect that (a) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (b) such action will not adversely affect in any material respect the interests of any Certificateholder or Companion Loan Noteholder; (v) to modify, eliminate or add to the provisions any provision hereof restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Trust Fund, any Trust REMIC or any of the Certificateholders (other than the

Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person; (vi) to revise or add any other provisions with respect to matters or questions arising under this Agreement or any other change; provided that the required action shall not adversely affect in any material respect the interests of any Certificateholder (including, with respect to the AB Whole Loan, the Holders of the [LOAN-SPECIFIC CLASS] Certificates) or any holder of a Serviced Pari Passu Companion Loan not consenting thereto as evidenced in writing by an Opinion of Counsel, at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (vii) to amend or supplement any provision hereof to the extent necessary to maintain the then-current ratings assigned to each Class of Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); provided that such amendment or supplement shall not adversely affect in any material respect the interests of any Certificateholder not consenting thereto as evidenced by an Opinion of Counsel; (viii) to modify the provisions of Section 3.06 and Section 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an Opinion of Counsel and (c) each Rating Agency has delivered a Rating Agency Confirmation and, with regard to any class of Serviced Companion Loan Securities, the applicable rating agencies have delivered a confirmation that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (ix) to modify the procedures of this Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that such amendment shall not adversely affect in any material respects the interests of any Certificateholders, as evidenced by (x) an Opinion of Counsel or (y) if any Certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such Certificates; and provided, further, that the Certificate Administrator shall give notice of any such amendment to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's Website and the Certificate Administrator shall post such notice to the Certificate Administrator's Website; and (x) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of this Agreement to such extent as shall be necessary to (A) effect the qualification of this Agreement under the TIA or under any similar federal statute hereafter enacted and to add to this Agreement such other provisions as

may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform this Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (x) shall be at the sole cost and expense of the Depositor. Such amendment (a) shall not materially increase the obligations of the Depositor, the Trustee, the Paying Agent, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the 17g-5 Information Provider, the Master Servicer or the Special Servicer without such party's consent; and (b) shall not adversely affect in any material respect the interests of any Certificateholder or Serviced Companion Loan Noteholder not consenting thereto, as evidenced in the case of clauses (iii) through (x) above by (x) an Opinion of Counsel or (y) solely in the case of a Certificateholder of a rated Class, receipt of a Rating Agency Confirmation from each applicable Rating Agency. In no event shall any such amendment cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC or the Grantor Trust to fail to qualify as a grantor trust.

The Pooling and Servicing Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee with the prior written consent of the Holders of Certificates representing not less than 66-2/3% of the Percentage Interests of each Class of Certificates affected thereby (without regard to Certificates held by the Depositor, any of the Depositor's Affiliates and/or agents) and each Serviced Companion Loan Noteholder affected thereby for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or modifying in any manner the rights of the Certificateholders or the Serviced Companion Loan Noteholders; provided, that no such amendment may:

(i) reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Serviced Whole Loans which are required to be distributed on any Certificate, without the consent of the Holders of Certificates representing all of the Percentage Interests of the Class or Classes affected thereby or which are required to be distributed to any Serviced Companion Loan Noteholders;

(ii) reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN-SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then-outstanding or such Companion Holders, as applicable;

(iii) adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding;

(iv) change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary hereunder, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee, at any time and from time to time, without the consent of the Certificateholders or, if applicable, the Serviced Companion Loan Noteholders, may amend the Pooling and Servicing Agreement to modify, eliminate or add to any of its provisions (i) to such extent as shall be necessary to maintain the qualification of Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC as a REMIC or the qualification of the Grantor Trust as a grantor trust, or to prevent the imposition of any additional material state or local taxes, at all times that any Certificates are outstanding; _provided_, that such action, as evidenced by an Opinion of Counsel (obtained at the expense of the Trust Fund), is necessary or helpful to maintain such qualification or to prevent the imposition of any such taxes, and would not adversely affect in any material respect the interest of any Certificateholder or if applicable, any Serviced Companion Loan Noteholder or (ii) to the extent necessary to comply with the Investment Company Act of 1940, as amended, the Exchange Act, Regulation AB, and/or any related regulatory actions and/or interpretations.

The Certificateholder owning a majority of the Percentage Interests in the Controlling Class and, if no such Certificateholder exercises such option, the Special Servicer, and if the Special Servicer does not exercise such option, the Master Servicer may effect an early termination of the Trust Fund, upon not less than 30 days' prior Notice of Termination given to the Trustee, the Special Servicer and the Master Servicer any time specifying the Anticipated Termination Date, which shall be on or after the Early Termination Notice Date (defined as any date as of which the aggregate Stated Principal Balance of the Mortgage Loans is less than 1.0% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date) by purchasing on such date all, but not less than all, of the Mortgage Loans (including the Trust Subordinate Companion Loan) then included in the Trust Fund, and the Trust's interest in all property acquired in respect of any Mortgage Loan, at a purchase price, payable in cash, equal to the sum of, without duplication:

(A)   100% of the Stated Principal Balance of each Mortgage Loan included in the Trust as of the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of principal);

(B)   the fair market value of all other property included in the Trust Fund as of the last day of the month preceding such Anticipated Termination Date, as determined by an Independent appraiser

acceptable to the Master Servicer as of a date not more than 30 days prior to the last day of the month preceding such Distribution Date;

(C)   all unpaid interest accrued on the unpaid balance of each Mortgage Loan (including any Mortgage Loan as to which title to the related Mortgaged Property has been acquired) at the Mortgage Rate to the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of interest); and

(D)   the aggregate amount of unreimbursed Advances, with interest thereon at the Advance Rate, and unpaid Servicing Compensation, Special Servicing Compensation, Operating Advisor Fees, Certificate Administrator/Trustee Fees, the CREFC® Intellectual Property Royalty License Fees and Trust Fund expenses.

In addition, the Pooling and Servicing Agreement provides that following the date on which the Class [_____] Notional Amount, the Class [_____] Notional Amount and the aggregate Certificate Balance of the Class [_____] Certificates is reduced to zero, the Sole Certificateholder shall have the right to exchange all of the then-outstanding Certificates (other than (i) the Class [_____]Certificates if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [_____] Certificates pursuant to the definition of "Sole Certificateholder" and (ii) the [ARD CLASS] and Class [R] Certificates) for all of the Mortgage Loans and each REO Property remaining in the Trust Fund as contemplated by clause (ii) of Section 9.01(a) of the Pooling and Servicing Agreement by giving written notice to all the parties to the Pooling and Servicing Agreement no later than 60 days prior to the anticipated date of exchange.

All costs and expenses incurred by any and all parties to the Pooling and Servicing Agreement or by the Trust Fund in connection with the purchase of the Mortgage Loans and the other assets of the Trust Fund pursuant to Section 9.01(c) of the Pooling and Servicing Agreement shall be borne by the party exercising its purchase rights thereunder. The Trustee and the Certificate Administrator shall be entitled to rely conclusively on any determination made by an Independent appraiser pursuant to Section 9.01(c) of the Pooling and Servicing Agreement.

The respective obligations and responsibilities of the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee created by the Pooling and Servicing Agreement with respect to the Certificates (other than the obligations of the Certificate Administrator to make certain payments and to send certain notices to Certificateholders as set forth in the Pooling and Servicing Agreement) shall terminate upon payment (or provision for payment) to the Certificateholders and the Serviced Companion Loan Noteholders of all amounts held by or on behalf of the Trustee, the Certificate Administrator and the Master Servicer, as the case may be, required under the Pooling and Servicing Agreement to be so paid on the Distribution Date following the earlier to occur of (i) the purchase of the Mortgage Loans and all other property

held by the Trust Fund in accordance with Section 9.01(c) of the Pooling and Servicing Agreement; (ii) the exchange by the Sole Certificateholder of its Certificates for the Mortgage Loans in accordance with Section 9.01(g) of the Pooling and Servicing Agreement; and (iii) the later of (a) the receipt or collection of the last payment due on any Mortgage Loan or Trust Subordinate Companion Loan included in the Trust Fund, or (b) the liquidation and disposition pursuant to the Pooling and Servicing Agreement of the last asset held by the Trust Fund; provided that in no event shall the trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the United Kingdom, living on the date hereof.

Unless the Certificate of Authentication on this Certificate has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Certificate Administrator has caused this Class PEZ Certificate to be duly executed.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Certificate Administrator

By:_____
        Authorized Signatory


<u>Certificate of Authentication</u>

This is one of the Class PEZ Certificates referred to in the Pooling and Servicing Agreement.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Authenticating Agent

By:_____
        Authorized Signatory


EXHIBIT A-9

FORM OF [CLASS C] CERTIFICATE

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][1]

THIS CERTIFICATE DOES NOT REPRESENT AN OBLIGATION OF OR INTEREST IN THE DEPOSITOR, THE ORIGINATOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE CERTIFICATE ADMINISTRATOR, THE CERTIFICATE REGISTRAR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THE CERTIFICATES NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

PRINCIPAL PAYMENTS ON THIS CERTIFICATE ARE PAYABLE IN INSTALLMENTS AS SET FORTH HEREIN. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

IN ADDITION, SUBJECT TO THE CONDITIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT, THIS CERTIFICATE, TOGETHER WITH THE OTHER EXCHANGEABLE CERTIFICATES SET FORTH IN THE POOLING AND SERVICING AGREEMENT, MAY BE EXCHANGED FOR OTHER EXCHANGEABLE CERTIFICATES, PURSUANT TO THE PROCEDURES SET FORTH IN THE POOLING AND SERVICING AGREEMENT.

THIS CERTIFICATE IS SUBORDINATE TO ONE OR MORE OTHER CLASSES OF CERTIFICATES AS AND TO THE EXTENT SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS A BENEFICIAL INTEREST IN A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED,

---

[1] Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED.

[NAME OF ISSUING ENTITY] COMMERCIAL MORTGAGE
PASS-THROUGH CERTIFICATES, [CLASS C]

[Class C] Pass-Through Rate: [__]%

CUSIP: [_____]

ISIN: [_____]

Original Aggregate Certificate Balance of the [Class C] Certificates: $[_____]

Initial Certificate Balance of this Certificate: $[___]

First Distribution Date: [_____], 20[__]

Cut-off Date: The close of business on the later of the related due date for each Mortgage Loan in [_____] 20[__] and the date of origination of such Mortgage Loan

Assumed Final Distribution Date: [_____], 20[__]

No.: C-[_]

This certifies that [_____] is the registered owner of a beneficial ownership interest in a Trust Fund, including the distributions to be made with respect to the [Class C] Certificates. The Trust Fund, described more fully below, consists primarily of a pool of Mortgage Loans secured by first liens on commercial, multifamily and manufactured housing community properties and held in trust by the Trustee and serviced by the Master Servicer. The Trust Fund was created, and the Mortgage Loans are to be serviced, pursuant to the Pooling and Servicing Agreement (as defined below). The Holder of this Certificate, by virtue of the acceptance hereof, assents to the terms, provisions and conditions of the Pooling and Servicing Agreement and is bound thereby.

The Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), between the Depositor, [_____], as master servicer (in such capacity, the "Master Servicer"), [_____], as special servicer (the "Special Servicer"), [_____], as trustee (the "Trustee"), [_____], as certificate administrator (in such capacity, the "Certificate Administrator"), paying agent and custodian, [_____], as operating advisor (the "Operating Advisor"), and [_____], as asset representations reviewer (the "Asset Representations Reviewer") evidences the issuance of the Class [_____] Certificates (the "Certificates"; the Holders of Certificates issued under the Pooling and Servicing Agreement are collectively referred to herein as "Certificateholders"). This Certificate is issued pursuant to, and in accordance with, the terms of the Pooling and Servicing Agreement. To the extent not defined herein, capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate represents a beneficial interest in a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the

treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

The Certificate Administrator makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans and has executed this Certificate in its limited capacity as Certificate Administrator under the Pooling and Servicing Agreement. In the event that there is any conflict between any provision of this Certificate and any provision of the Pooling and Servicing Agreement, such provision of this Certificate shall be superseded to the extent of such inconsistency.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator, or the Paying Agent on behalf of the Certificate Administrator, will distribute (other than the final distribution on any Certificate), on the [____] Business Day after each Determination Date (each such date, a "Distribution Date") an amount equal to such Person's pro rata share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the [Class C] Certificates for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. "Determination Date" is defined in the Pooling and Servicing Agreement as the sixth day of each month, or if such sixth day is not a Business Day, then the next Business Day, commencing in [_____] 20[__]. Holders of this Certificate may be entitled to Prepayment Premiums and Yield Maintenance Charges as provided in the Pooling and Servicing Agreement.

During each Interest Accrual Period (as defined below), interest on the [Class C] Certificates will be calculated based on a 360-day year consisting of twelve 30-day months on the outstanding Certificate Balance hereof.

Interest accrued on this Certificate during an Interest Accrual Period, plus the aggregate unpaid Interest Shortfall with respect to this Certificate, if any, will be payable on the related Distribution Date to the extent provided in the Pooling and Servicing Agreement. The "Interest Accrual Period" means, with respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs. Each Interest Accrual Period is assumed to consist of 30 days.

All distributions (other than the final distribution on any Certificate) will be made by the Paying Agent to the Persons in whose names the Certificates are registered at the close of business on each Record Date, which will be the close of business on the last Business Day of the calendar month preceding the month in which such Distribution Date occurs. Such distributions shall be made on each Distribution Date other than the Termination Date to each Certificateholder of record on the related Record Date, by wire transfer of immediately available funds to the account of such Holder at a bank or other entity located in the United States and having appropriate facilities therefor if such Holder shall have provided the Paying Agent with wire instructions in writing at least five Business Days prior to the related Record Date, or, otherwise, by check mailed by first-class mail to the address set forth therefor in the Certificate Register. The final distribution on each Certificate shall be made in like manner, but only upon presentment and surrender of such Certificate at the office of the Certificate Administrator or its

agent (which may be the Paying Agent or the Certificate Registrar acting as such agent) that is specified in the notice to Holders of such final distribution.

Any funds not distributed on the Termination Date because of the failure of any Certificateholders to tender their Certificates shall, on such date, be set aside and held in trust for the benefit of the appropriate non-tendering Certificateholders. If any Certificates as to which notice of the Termination Date has been given pursuant to the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders, at their last addresses shown in the Certificate Register, to surrender their Certificates for cancellation in order to receive, from such funds held, the final distribution with respect thereto. If within one year after the second notice not all of such Certificates shall have been surrendered for cancellation, the Certificate Administrator may, directly or through an agent, take appropriate steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates. The costs and expenses of holding such funds in trust and of contacting such Certificateholders shall be paid out of such funds. If within two years after the second notice any such Certificates shall not have been surrendered for cancellation, the Paying Agent shall pay to the Certificate Administrator all amounts distributable to the Holders thereof, and the Certificate Administrator shall thereafter hold such amounts for the benefit of such Holders until the earlier of (i) its termination as Certificate Administrator under the Pooling and Servicing Agreement and the transfer of such amounts to a successor certificate administrator and (ii) the termination of the Trust Fund and distribution of such amounts to the Residual Certificateholders. No interest shall accrue or be payable to any Certificateholder on any amount held as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with the Pooling and Servicing Agreement. Such funds held by the Certificate Administrator may be invested under certain circumstances, and all income and gain realized from investment of such funds shall accrue for its benefit.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries in respect of the Mortgage Loans, as more specifically set forth herein and in the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement, the Trust Fund includes (in each case, to the extent of the Trust Fund's interest therein and specifically excluding any interest of any Serviced Companion Loan Noteholder therein): (i) such Mortgage Loans as from time to time are subject to the Pooling and Servicing Agreement, together with the Mortgage Files relating thereto; (ii) all scheduled or unscheduled payments on or collections in respect of the Mortgage Loans due after the Cut-off Date; (iii) the Trust Fund's interest in any REO Property; (iv) all revenues received in respect of any REO Property; (v) any Assignments of Leases, Rents and Profits and any security agreements related to the Mortgage Loans; (vi) any indemnities or guaranties given as additional security for any Mortgage Loans; (vii) a security interest in all assets deposited in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts, and Reserve Accounts, (viii) the Loss of Value Reserve Fund; (ix) the Collection Account, the Serviced Whole Loan Collection Accounts, the Distribution Accounts, any Gain-on-Sale Reserve Account, the Interest Reserve Account, and the Trust's interest in any REO Account, including any amounts on deposit therein, assets credited thereto and any reinvestment

income, as applicable; (x) a security interest in any environmental indemnity agreements relating to the Mortgaged Properties; (xi) a security interest in all insurance policies with respect to the Mortgage Loans and the Mortgaged Properties; (xii) the rights and remedies under the Mortgage Loan Purchase Agreements relating to document delivery requirements with respect to the Mortgage Loans and the representations and warranties of the related Mortgage Loan Seller regarding its Mortgage Loans; (xiii) the Loan Specific REMIC Regular Interests, the Lower-Tier Regular Interests and the Class [EC] Regular Interests, (xiv) the Interest Deposit Amount (net of any Servicing Fee, Certificate Administrator/Trustee Fee, the CREFC® Intellectual Property Royalty License Fee and the Operating Advisor Fee) and (xv) the proceeds of the foregoing (other than any interest earned on deposits in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and any Reserve Accounts, to the extent such interest belongs to the related Borrower). As provided in the Pooling and Servicing Agreement, withdrawals may be made from certain of the above accounts for purposes other than distributions to Certificateholders.

This Certificate does not purport to summarize the Pooling and Servicing Agreement, and reference is made to the Pooling and Servicing Agreement for the interests, rights, benefits, obligations and duties evidenced hereby, and the limitations thereon, and the rights, duties and immunities of the Certificate Administrator.

As provided in the Pooling and Servicing Agreement and subject to certain limitations set forth therein, this Certificate is transferable or exchangeable only upon surrender of this Certificate to the Certificate Registrar at its offices together with an assignment and transfer (executed by the Holder or his duly authorized attorney), subject to the requirements in Article V of the Pooling and Servicing Agreement. Upon surrender for registration of transfer of this Certificate, subject to the requirements Article V of the Pooling and Servicing Agreement, the Certificate Administrator shall execute and the Authenticating Agent shall duly authenticate in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations of a like aggregate denomination as the Certificate being surrendered. Such Certificates shall be delivered by the Certificate Registrar in accordance with Article V of the Pooling and Servicing Agreement.

In addition, subject to the conditions set forth in the Pooling and Servicing Agreement, this Certificate, together with the other Exchangeable Certificates set forth in the Pooling and Servicing Agreement, may be exchanged for other Exchangeable Certificates, pursuant to the procedures set forth in the Pooling and Servicing Agreement.

Prior to due presentation of this Certificate for registration of transfer, the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent and any agent of any of them may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent or any agent of any of them shall be affected by notice or knowledge to the contrary.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.02 of the

Pooling and Servicing Agreement other than for transfers to Institutional Accredited Investors as provided in Section 5.02(h) of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the transferor shall reimburse the Trust Fund for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer.

The Pooling and Servicing Agreement or any Custodial Agreement may be amended at any time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee without the consent of any of the Certificateholders or any Serviced Companion Loan Noteholders, (i) to cure any ambiguity or to correct any manifest error; (ii) to cause the provisions of the Pooling and Servicing Agreement or any Custodial Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus or Private Placement Memorandum with respect to the Certificates, the Trust or the Pooling and Servicing Agreement or to correct or supplement any provisions of the Pooling and Servicing Agreement or any Custodial Agreement which may be defective or inconsistent with any other provisions of the Pooling and Servicing Agreement or any Custodial Agreement; (iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment; (iv) to modify, eliminate or add to any of its provisions to such extent as shall be necessary to maintain the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any Certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the Trust Fund or any Trust REMIC or the Grantor Trust that would be a claim against the Trust Fund or any Trust REMIC or the Grantor Trust; provided that the Trustee and the Certificate Administrator have received an Opinion of Counsel (at the expense of the party requesting such amendment) to the effect that (a) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (b) such action will not adversely affect in any material respect the interests of any Certificateholder or Companion Loan Noteholder; (v) to modify, eliminate or add to the provisions any provision hereof restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Trust Fund, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person; (vi) to revise or add any other provisions with respect to matters or questions arising under this Agreement or any other change; provided that the required action shall not adversely affect in any material respect the interests of any Certificateholder (including, with respect to the AB Whole Loan, the Holders of the [LOAN-SPECIFIC CLASS] Certificates) or any holder of a Serviced Pari Passu Companion Loan not consenting thereto as evidenced in writing by an Opinion of Counsel, at the expense of the party requesting such

amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (vii) to amend or supplement any provision hereof to the extent necessary to maintain the then-current ratings assigned to each Class of Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); provided that such amendment or supplement shall not adversely affect in any material respect the interests of any Certificateholder not consenting thereto as evidenced by an Opinion of Counsel; (viii) to modify the provisions of Section 3.06 and Section 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an Opinion of Counsel and (c) each Rating Agency has delivered a Rating Agency Confirmation and, with regard to any class of Serviced Companion Loan Securities, the applicable rating agencies have delivered a confirmation that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (ix) to modify the procedures of this Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that such amendment shall not adversely affect in any material respects the interests of any Certificateholders, as evidenced by (x) an Opinion of Counsel or (y) if any Certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such Certificates; and provided, further, that the Certificate Administrator shall give notice of any such amendment to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's Website and the Certificate Administrator shall post such notice to the Certificate Administrator's Website; and (x) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of this Agreement to such extent as shall be necessary to (A) effect the qualification of this Agreement under the TIA or under any similar federal statute hereafter enacted and to add to this Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform this Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (x) shall be at the sole cost and expense of the Depositor. Such amendment (a) shall not materially increase the obligations of the Depositor, the Trustee, the Paying Agent, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the 17g-5 Information Provider, the Master Servicer or the Special Servicer without such party's consent; and (b) shall not adversely affect

in any material respect the interests of any Certificateholder or Serviced Companion Loan Noteholder not consenting thereto, as evidenced in the case of clauses (iii) through (x) above by (x) an Opinion of Counsel or (y) solely in the case of a Certificateholder of a rated Class, receipt of a Rating Agency Confirmation from each applicable Rating Agency. In no event shall any such amendment cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC or the Grantor Trust to fail to qualify as a grantor trust.

The Pooling and Servicing Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee with the prior written consent of the Holders of Certificates representing not less than 66-2/3% of the Percentage Interests of each Class of Certificates affected thereby (without regard to Certificates held by the Depositor, any of the Depositor's Affiliates and/or agents) and each Serviced Companion Loan Noteholder affected thereby for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or modifying in any manner the rights of the Certificateholders or the Serviced Companion Loan Noteholders; provided, that no such amendment may:

(i) reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Serviced Whole Loans which are required to be distributed on any Certificate, without the consent of the Holders of Certificates representing all of the Percentage Interests of the Class or Classes affected thereby or which are required to be distributed to any Serviced Companion Loan Noteholders;

(ii) reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN-SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then-outstanding or such Companion Holders, as applicable;

(iii) adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding;

(iv) change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary hereunder, without the consent of such Mortgage Loan Seller; or

(v) amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered

satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee, at any time and from time to time, without the consent of the Certificateholders or, if applicable, the Serviced Companion Loan Noteholders, may amend the Pooling and Servicing Agreement to modify, eliminate or add to any of its provisions (i) to such extent as shall be necessary to maintain the qualification of Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC as a REMIC or the qualification of the Grantor Trust as a grantor trust, or to prevent the imposition of any additional material state or local taxes, at all times that any Certificates are outstanding; *provided*, that such action, as evidenced by an Opinion of Counsel (obtained at the expense of the Trust Fund), is necessary or helpful to maintain such qualification or to prevent the imposition of any such taxes, and would not adversely affect in any material respect the interest of any Certificateholder or if applicable, any Serviced Companion Loan Noteholder or (ii) to the extent necessary to comply with the Investment Company Act of 1940, as amended, the Exchange Act, Regulation AB, and/or any related regulatory actions and/or interpretations.

The Certificateholder owning a majority of the Percentage Interests in the Controlling Class and, if no such Certificateholder exercises such option, the Special Servicer, and if the Special Servicer does not exercise such option, the Master Servicer may effect an early termination of the Trust Fund, upon not less than 30 days' prior Notice of Termination given to the Trustee, the Special Servicer and the Master Servicer any time specifying the Anticipated Termination Date, which shall be on or after the Early Termination Notice Date (defined as any date as of which the aggregate Stated Principal Balance of the Mortgage Loans is less than 1.0% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date) by purchasing on such date all, but not less than all, of the Mortgage Loans (including the Trust Subordinate Companion Loan) then included in the Trust Fund, and the Trust's interest in all property acquired in respect of any Mortgage Loan, at a purchase price, payable in cash, equal to the sum of, without duplication:

(A)   100% of the Stated Principal Balance of each Mortgage Loan included in the Trust as of the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of principal);

(B)   the fair market value of all other property included in the Trust Fund as of the last day of the month preceding such Anticipated Termination Date, as determined by an Independent appraiser acceptable to the Master Servicer as of a date not more than 30 days prior to the last day of the month preceding such Distribution Date;

(C)   all unpaid interest accrued on the unpaid balance of each Mortgage Loan (including any Mortgage Loan as to which title to the related

Mortgaged Property has been acquired) at the Mortgage Rate to the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of interest); and

(D)   the aggregate amount of unreimbursed Advances, with interest thereon at the Advance Rate, and unpaid Servicing Compensation, Special Servicing Compensation, Operating Advisor Fees, Certificate Administrator/Trustee Fees, the CREFC® Intellectual Property Royalty License Fees and Trust Fund expenses.

In addition, the Pooling and Servicing Agreement provides that following the date on which the Class [_____] Notional Amount, the Class [_____] Notional Amount and the aggregate Certificate Balance of the Class [_____] Certificates is reduced to zero, the Sole Certificateholder shall have the right to exchange all of the then-outstanding Certificates (other than (i) the Class [_____] Certificates if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [_____] Certificates pursuant to the definition of "Sole Certificateholder" and (ii) the [ARD CLASS] and Class [R] Certificates) for all of the Mortgage Loans and each REO Property remaining in the Trust Fund as contemplated by clause (ii) of Section 9.01(a) of the Pooling and Servicing Agreement by giving written notice to all the parties to the Pooling and Servicing Agreement no later than 60 days prior to the anticipated date of exchange.

All costs and expenses incurred by any and all parties to the Pooling and Servicing Agreement or by the Trust Fund in connection with the purchase of the Mortgage Loans and the other assets of the Trust Fund pursuant to Section 9.01(c) of the Pooling and Servicing Agreement shall be borne by the party exercising its purchase rights thereunder. The Trustee and the Certificate Administrator shall be entitled to rely conclusively on any determination made by an Independent appraiser pursuant to Section 9.01(c) of the Pooling and Servicing Agreement.

The respective obligations and responsibilities of the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee created by the Pooling and Servicing Agreement with respect to the Certificates (other than the obligations of the Certificate Administrator to make certain payments and to send certain notices to Certificateholders as set forth in the Pooling and Servicing Agreement) shall terminate upon payment (or provision for payment) to the Certificateholders and the Serviced Companion Loan Noteholders of all amounts held by or on behalf of the Trustee, the Certificate Administrator and the Master Servicer, as the case may be, required under the Pooling and Servicing Agreement to be so paid on the Distribution Date following the earlier to occur of (i) the purchase of the Mortgage Loans and all other property held by the Trust Fund in accordance with Section 9.01(c) of the Pooling and Servicing Agreement; (ii) the exchange by the Sole Certificateholder of its Certificates for the Mortgage Loans in accordance with Section 9.01(g) of the Pooling and Servicing Agreement; and (iii) the later of (a) the receipt or collection of the last payment due on any Mortgage Loan or Trust Subordinate Companion Loan included in the Trust Fund, or (b) the liquidation and disposition pursuant to the Pooling and Servicing Agreement of the last asset held by the Trust Fund;

provided that in no event shall the trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the United Kingdom, living on the date hereof.

Unless the Certificate of Authentication on this Certificate has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Certificate Administrator has caused this [Class C] Certificate to be duly executed.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Certificate Administrator

By: _____
Authorized Signatory


<u>Certificate of Authentication</u>

This is one of the [Class C] Certificates referred to in the Pooling and Servicing Agreement.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Authenticating Agent

By: _____
Authorized Signatory


EXHIBIT A-10

FORM OF [CLASS D] [RULE 144A]¹ [REG S]² CERTIFICATE

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]³

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR FOREIGN SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS, AND ONLY (A)(1) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (2) FOR SO LONG AS THIS CERTIFICATE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"), TO AN INSTITUTIONAL INVESTOR THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" WITHIN THE MEANING OF RULE 144A ("QUALIFIED INSTITUTIONAL BUYER") PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER, WHOM THE HOLDER HAS INFORMED, IN EACH CASE, THAT THE REOFFER, RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (3) TO AN INSTITUTIONAL "ACCREDITED INVESTOR," WITHIN THE MEANING OF RULE 501 (a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT OR ANY ENTITY IN WHICH ALL OF THE EQUITY OWNERS ARE SUCH ACCREDITED INVESTORS, OR (4) TO INSTITUTIONS THAT ARE A NON-"U.S. PERSON" IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, AND (B) IN ACCORDANCE WITH ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

---

¹ For Rule 144A Global Certificates only.

² For Reg S Global Certificates only.

³ Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

ANY HOLDER DESIRING TO EFFECT A TRANSFER OF THIS CERTIFICATE SHALL, AND DOES HEREBY AGREE TO, INDEMNIFY THE CERTIFICATE REGISTRAR, THE CERTIFICATE ADMINISTRATOR, THE TRUSTEE, THE MASTER SERVICER AND THE DEPOSITOR AGAINST ANY LOSS, LIABILITY OR EXPENSE THAT MAY RESULT IF THE TRANSFER IS NOT EXEMPT FROM THE SECURITIES ACT OR IS NOT MADE IN ACCORDANCE WITH FEDERAL AND STATE LAWS.

THIS CERTIFICATE DOES NOT REPRESENT AN OBLIGATION OF OR INTEREST IN THE DEPOSITOR, THE ORIGINATOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THE CERTIFICATES NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

PRINCIPAL PAYMENTS ON THIS CERTIFICATE ARE PAYABLE IN INSTALLMENTS AS SET FORTH HEREIN. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

TRANSFERS AND EXCHANGES OF PORTIONS OF THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS AS PROVIDED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.

THIS CERTIFICATE IS SUBORDINATE TO ONE OR MORE OTHER CLASSES OF CERTIFICATES AS AND TO THE EXTENT SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED.

[THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT AND, PRIOR TO THE DATE THAT IS 40 DAYS AFTER THE OFFERING OF THE CERTIFICATES, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO A U.S. PERSON EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.][4]

---

[4] For Reg S Global Certificates only.

[NAME OF ISSUING ENTITY] COMMERCIAL MORTGAGE
PASS-THROUGH CERTIFICATES, [CLASS D]

[Class D] Pass-Through Rate: [__]%

CUSIP: [_____]5
[_____]6
[_____]7

ISIN: [_____]8
[_____]9
[_____]10

Original Aggregate Certificate Balance of the [Class D] Certificates: $[_____]

Initial Certificate Balance of this Certificate: $[_]

First Distribution Date: [_____], 20[__]

Cut-off Date: The close of business on the later of the related due date for each Mortgage Loan in [_____] 20[__] and the date of origination of such Mortgage Loan

Assumed Final Distribution Date: [_____], 20[__]

No.: [D]-[__]

This certifies that [_____] is the registered owner of a beneficial ownership interest in a Trust Fund, including the distributions to be made with respect to the [Class D] Certificates. The Trust Fund, described more fully below, consists primarily of a pool of Mortgage Loans secured by first liens on commercial, multifamily and manufactured housing community properties and held in trust by the Trustee and serviced by the Master Servicer. The Trust Fund was created, and the Mortgage Loans are to be serviced, pursuant to the Pooling and Servicing Agreement (as defined below). The Holder of this Certificate, by virtue of the acceptance hereof, assents to the terms, provisions and conditions of the Pooling and Servicing Agreement and is bound thereby.

The Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), between the Depositor, [_____], as master servicer (in such capacity, the "Master Servicer"), [_____], as special servicer (the "Special Servicer"), [_____], as trustee (the "Trustee"), [_____], as certificate administrator (in such capacity, the "Certificate Administrator"), paying agent and custodian, [_____], as operating advisor (the "Operating Advisor"), and [_____], as asset representations reviewer (the "Asset

---

5 For Rule 144A Certificates

6 For Regulation S Certificates

7 For IAI Certificates

8 For Rule 144A Certificates

9 For Regulation S Certificates

10 For IAI Certificates

Representations Reviewer") evidences the issuance of the Class [_____] Certificates (the "Certificates"; the Holders of Certificates issued under the Pooling and Servicing Agreement are collectively referred to herein as "Certificateholders"). This Certificate is issued pursuant to, and in accordance with, the terms of the Pooling and Servicing Agreement. To the extent not defined herein, capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

The Certificate Administrator makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans and has executed this Certificate in its limited capacity as Certificate Administrator under the Pooling and Servicing Agreement. In the event that there is any conflict between any provision of this Certificate and any provision of the Pooling and Servicing Agreement, such provision of this Certificate shall be superseded to the extent of such inconsistency.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator, or the Paying Agent on behalf of the Certificate Administrator, will distribute (other than the final distribution on any Certificate), on the [____] Business Day after each Determination Date (each such date, a "Distribution Date") an amount equal to such Person's pro rata share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the [Class D] Certificates for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. "Determination Date" is defined in the Pooling and Servicing Agreement as the sixth day of each month, or if such sixth day is not a Business Day, then the next Business Day, commencing in [_____] 20[__]. Holders of this Certificate may be entitled to Prepayment Premiums and Yield Maintenance Charges as provided in the Pooling and Servicing Agreement.

During each Interest Accrual Period (as defined below), interest on the [Class D] Certificates will be calculated based on a 360-day year consisting of twelve 30-day months on the outstanding Certificate Balance hereof.

Interest accrued on this Certificate during an Interest Accrual Period, plus the aggregate unpaid Interest Shortfall with respect to this Certificate, if any, will be payable on the related Distribution Date to the extent provided in the Pooling and Servicing Agreement. The "Interest Accrual Period" means, with respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs. Each Interest Accrual Period is assumed to consist of 30 days.

All distributions (other than the final distribution on any Certificate) will be made by the Paying Agent to the Persons in whose names the Certificates are registered at the close of business on each Record Date, which will be the close of business on the last Business Day of

the calendar month preceding the month in which such Distribution Date occurs. Such distributions shall be made on each Distribution Date other than the Termination Date to each Certificateholder of record on the related Record Date, by wire transfer of immediately available funds to the account of such Holder at a bank or other entity located in the United States and having appropriate facilities therefor if such Holder shall have provided the Paying Agent with wire instructions in writing at least five Business Days prior to the related Record Date, or, otherwise, by check mailed by first-class mail to the address set forth therefor in the Certificate Register. The final distribution on each Certificate shall be made in like manner, but only upon presentment and surrender of such Certificate at the office of the Certificate Administrator or its agent (which may be the Paying Agent or the Certificate Registrar acting as such agent) that is specified in the notice to Holders of such final distribution.

Any funds not distributed on the Termination Date because of the failure of any Certificateholders to tender their Certificates shall, on such date, be set aside and held in trust for the benefit of the appropriate non-tendering Certificateholders. If any Certificates as to which notice of the Termination Date has been given pursuant to the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders, at their last addresses shown in the Certificate Register, to surrender their Certificates for cancellation in order to receive, from such funds held, the final distribution with respect thereto. If within one year after the second notice not all of such Certificates shall have been surrendered for cancellation, the Certificate Administrator may, directly or through an agent, take appropriate steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates. The costs and expenses of holding such funds in trust and of contacting such Certificateholders shall be paid out of such funds. If within two years after the second notice any such Certificates shall not have been surrendered for cancellation, the Paying Agent shall pay to the Certificate Administrator all amounts distributable to the Holders thereof, and the Certificate Administrator shall thereafter hold such amounts for the benefit of such Holders until the earlier of (i) its termination as Certificate Administrator under the Pooling and Servicing Agreement and the transfer of such amounts to a successor certificate administrator and (ii) the termination of the Trust Fund and distribution of such amounts to the Residual Certificateholders. No interest shall accrue or be payable to any Certificateholder on any amount held as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with the Pooling and Servicing Agreement. Such funds held by the Certificate Administrator may be invested under certain circumstances, and all income and gain realized from investment of such funds shall accrue for its benefit.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries in respect of the Mortgage Loans, as more specifically set forth herein and in the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement, the Trust Fund includes (in each case, to the extent of the Trust Fund's interest therein and specifically excluding any interest of any Serviced Companion Loan Noteholder therein): (i) such Mortgage Loans as from time to time are subject to the Pooling and Servicing Agreement, together with the Mortgage Files relating thereto; (ii) all scheduled or unscheduled payments on or collections in respect of

the Mortgage Loans due after the Cut-off Date; (iii) the Trust Fund's interest in any REO Property; (iv) all revenues received in respect of any REO Property; (v) any Assignments of Leases, Rents and Profits and any security agreements related to the Mortgage Loans; (vi) any indemnities or guaranties given as additional security for any Mortgage Loans; (vii) a security interest in all assets deposited in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts, and Reserve Accounts, (viii) the Loss of Value Reserve Fund; (ix) the Collection Account, the Serviced Whole Loan Collection Accounts, the Distribution Accounts, any Gain-on-Sale Reserve Account, the Interest Reserve Account, and the Trust's interest in any REO Account, including any amounts on deposit therein, assets credited thereto and any reinvestment income, as applicable; (x) a security interest in any environmental indemnity agreements relating to the Mortgaged Properties; (xi) a security interest in all insurance policies with respect to the Mortgage Loans and the Mortgaged Properties; (xii) the rights and remedies under the Mortgage Loan Purchase Agreements relating to document delivery requirements with respect to the Mortgage Loans and the representations and warranties of the related Mortgage Loan Seller regarding its Mortgage Loans; (xiii) the Loan Specific REMIC Regular Interests, the Lower-Tier Regular Interests and the Class [EC] Regular Interests, (xiv) the Interest Deposit Amount (net of any Servicing Fee, Certificate Administrator/Trustee Fee, the CREFC® Intellectual Property Royalty License Fee and the Operating Advisor Fee) and (xv) the proceeds of the foregoing (other than any interest earned on deposits in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and any Reserve Accounts, to the extent such interest belongs to the related Borrower). As provided in the Pooling and Servicing Agreement, withdrawals may be made from certain of the above accounts for purposes other than distributions to Certificateholders.

This Certificate does not purport to summarize the Pooling and Servicing Agreement, and reference is made to the Pooling and Servicing Agreement for the interests, rights, benefits, obligations and duties evidenced hereby, and the limitations thereon, and the rights, duties and immunities of the Certificate Administrator.

As provided in the Pooling and Servicing Agreement and subject to certain limitations set forth therein, this Certificate is transferable or exchangeable only upon surrender of this Certificate to the Certificate Registrar at its offices together with an assignment and transfer (executed by the Holder or his duly authorized attorney), subject to the requirements in Article V of the Pooling and Servicing Agreement. Upon surrender for registration of transfer of this Certificate, subject to the requirements Article V of the Pooling and Servicing Agreement, the Certificate Administrator shall execute and the Authenticating Agent shall duly authenticate in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations of a like aggregate denomination as the Certificate being surrendered. Such Certificates shall be delivered by the Certificate Registrar in accordance with Article V of the Pooling and Servicing Agreement.

Prior to due presentation of this Certificate for registration of transfer, the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent and any agent of any of them may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Certificate

Registrar, any Paying Agent or any agent of any of them shall be affected by notice or knowledge to the contrary.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.02 of the Pooling and Servicing Agreement other than for transfers to Institutional Accredited Investors as provided in Section 5.02(h) of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the transferor shall reimburse the Trust Fund for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer.

The Pooling and Servicing Agreement or any Custodial Agreement may be amended at any time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee without the consent of any of the Certificateholders or any Serviced Companion Loan Noteholders, (i) to cure any ambiguity or to correct any manifest error; (ii) to cause the provisions of the Pooling and Servicing Agreement or any Custodial Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus or Private Placement Memorandum with respect to the Certificates, the Trust or the Pooling and Servicing Agreement or to correct or supplement any provisions of the Pooling and Servicing Agreement or any Custodial Agreement which may be defective or inconsistent with any other provisions of the Pooling and Servicing Agreement or any Custodial Agreement; (iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment; (iv) to modify, eliminate or add to any of its provisions to such extent as shall be necessary to maintain the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any Certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the Trust Fund or any Trust REMIC or the Grantor Trust that would be a claim against the Trust Fund or any Trust REMIC or the Grantor Trust; provided that the Trustee and the Certificate Administrator have received an Opinion of Counsel (at the expense of the party requesting such amendment) to the effect that (a) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (b) such action will not adversely affect in any material respect the interests of any Certificateholder or Companion Loan Noteholder; (v) to modify, eliminate or add to the provisions any provision hereof restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Trust Fund, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person; (vi) to revise or add any other provisions with respect to

matters or questions arising under this Agreement or any other change; <u>provided</u> that the required action shall not adversely affect in any material respect the interests of any Certificateholder (including, with respect to the AB Whole Loan, the Holders of the [LOAN-SPECIFIC CLASS] Certificates) or any holder of a Serviced Pari Passu Companion Loan not consenting thereto as evidenced in writing by an Opinion of Counsel, at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (<u>provided</u> that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (vii) to amend or supplement any provision hereof to the extent necessary to maintain the then-current ratings assigned to each Class of Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (<u>provided</u> that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); <u>provided</u> that such amendment or supplement shall not adversely affect in any material respect the interests of any Certificateholder not consenting thereto as evidenced by an Opinion of Counsel; (viii) to modify the provisions of <u>Section 3.06</u> and <u>Section 3.17</u> of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an Opinion of Counsel and (c) each Rating Agency has delivered a Rating Agency Confirmation and, with regard to any class of Serviced Companion Loan Securities, the applicable rating agencies have delivered a confirmation that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (<u>provided</u> that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (ix) to modify the procedures of this Agreement relating to compliance with Rule 17g-5 of the Exchange Act; <u>provided</u> that such amendment shall not adversely affect in any material respects the interests of any Certificateholders, as evidenced by (x) an Opinion of Counsel or (y) if any Certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such Certificates; and <u>provided</u>, <u>further</u>, that the Certificate Administrator shall give notice of any such amendment to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's Website and the Certificate Administrator shall post such notice to the Certificate Administrator's Website; and (x) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of this Agreement to such extent as shall be necessary to (A) effect the qualification of this Agreement under the TIA or under any similar federal statute hereafter enacted and to add to this Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform this Agreement and be consistent with the modifications made pursuant to the preceding

clause (A); provided that any amendment pursuant to this clause (x) shall be at the sole cost and expense of the Depositor. Such amendment (a) shall not materially increase the obligations of the Depositor, the Trustee, the Paying Agent, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the 17g-5 Information Provider, the Master Servicer or the Special Servicer without such party's consent; and (b) shall not adversely affect in any material respect the interests of any Certificateholder or Serviced Companion Loan Noteholder not consenting thereto, as evidenced in the case of clauses (iii) through (x) above by (x) an Opinion of Counsel or (y) solely in the case of a Certificateholder of a rated Class, receipt of a Rating Agency Confirmation from each applicable Rating Agency. In no event shall any such amendment cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC or the Grantor Trust to fail to qualify as a grantor trust.

The Pooling and Servicing Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee with the prior written consent of the Holders of Certificates representing not less than 66-2/3% of the Percentage Interests of each Class of Certificates affected thereby (without regard to Certificates held by the Depositor, any of the Depositor's Affiliates and/or agents) and each Serviced Companion Loan Noteholder affected thereby for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or modifying in any manner the rights of the Certificateholders or the Serviced Companion Loan Noteholders; provided, that no such amendment may:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Serviced Whole Loans which are required to be distributed on any Certificate, without the consent of the Holders of Certificates representing all of the Percentage Interests of the Class or Classes affected thereby or which are required to be distributed to any Serviced Companion Loan Noteholders;

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN-SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then-outstanding or such Companion Holders, as applicable;

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding;

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary hereunder, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (_provided_ that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee, at any time and from time to time, without the consent of the Certificateholders or, if applicable, the Serviced Companion Loan Noteholders, may amend the Pooling and Servicing Agreement to modify, eliminate or add to any of its provisions (i) to such extent as shall be necessary to maintain the qualification of Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC as a REMIC or the qualification of the Grantor Trust as a grantor trust, or to prevent the imposition of any additional material state or local taxes, at all times that any Certificates are outstanding; _provided_, that such action, as evidenced by an Opinion of Counsel (obtained at the expense of the Trust Fund), is necessary or helpful to maintain such qualification or to prevent the imposition of any such taxes, and would not adversely affect in any material respect the interest of any Certificateholder or if applicable, any Serviced Companion Loan Noteholder or (ii) to the extent necessary to comply with the Investment Company Act of 1940, as amended, the Exchange Act, Regulation AB, and/or any related regulatory actions and/or interpretations.

The Certificateholder owning a majority of the Percentage Interests in the Controlling Class and, if no such Certificateholder exercises such option, the Special Servicer, and if the Special Servicer does not exercise such option, the Master Servicer may effect an early termination of the Trust Fund, upon not less than 30 days' prior Notice of Termination given to the Trustee, the Special Servicer and the Master Servicer any time specifying the Anticipated Termination Date, which shall be on or after the Early Termination Notice Date (defined as any date as of which the aggregate Stated Principal Balance of the Mortgage Loans is less than 1.0% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date) by purchasing on such date all, but not less than all, of the Mortgage Loans (including the Trust Subordinate Companion Loan) then included in the Trust Fund, and the Trust's interest in all property acquired in respect of any Mortgage Loan, at a purchase price, payable in cash, equal to the sum of, without duplication:

(A)   100% of the Stated Principal Balance of each Mortgage Loan included in the Trust as of the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of principal);

(B)   the fair market value of all other property included in the Trust Fund as of the last day of the month preceding such Anticipated Termination Date, as determined by an Independent appraiser

acceptable to the Master Servicer as of a date not more than 30 days prior to the last day of the month preceding such Distribution Date;

(C)   all unpaid interest accrued on the unpaid balance of each Mortgage Loan (including any Mortgage Loan as to which title to the related Mortgaged Property has been acquired) at the Mortgage Rate to the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of interest); and

(D)   the aggregate amount of unreimbursed Advances, with interest thereon at the Advance Rate, and unpaid Servicing Compensation, Special Servicing Compensation, Operating Advisor Fees, Certificate Administrator/Trustee Fees, the CREFC® Intellectual Property Royalty License Fees and Trust Fund expenses.

In addition, the Pooling and Servicing Agreement provides that following the date on which the Class [_____] Notional Amount, the Class [_____] Notional Amount and the aggregate Certificate Balance of the Class [_____] Certificates is reduced to zero, the Sole Certificateholder shall have the right to exchange all of the then-outstanding Certificates (other than (i) the Class [_____] Certificates if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [_____] Certificates pursuant to the definition of "Sole Certificateholder" and (ii) the [ARD CLASS] and Class [R] Certificates) for all of the Mortgage Loans and each REO Property remaining in the Trust Fund as contemplated by clause (ii) of Section 9.01(a) of the Pooling and Servicing Agreement by giving written notice to all the parties to the Pooling and Servicing Agreement no later than 60 days prior to the anticipated date of exchange.

All costs and expenses incurred by any and all parties to the Pooling and Servicing Agreement or by the Trust Fund in connection with the purchase of the Mortgage Loans and the other assets of the Trust Fund pursuant to Section 9.01(c) of the Pooling and Servicing Agreement shall be borne by the party exercising its purchase rights thereunder. The Trustee and the Certificate Administrator shall be entitled to rely conclusively on any determination made by an Independent appraiser pursuant to Section 9.01(c) of the Pooling and Servicing Agreement.

The respective obligations and responsibilities of the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee created by the Pooling and Servicing Agreement with respect to the Certificates (other than the obligations of the Certificate Administrator to make certain payments and to send certain notices to Certificateholders as set forth in the Pooling and Servicing Agreement) shall terminate upon payment (or provision for payment) to the Certificateholders and the Serviced Companion Loan Noteholders of all amounts held by or on behalf of the Trustee, the Certificate Administrator and the Master Servicer, as the case may be, required under the Pooling and Servicing Agreement to be so paid on the Distribution Date following the earlier to occur of (i) the purchase of the Mortgage Loans and all other property

held by the Trust Fund in accordance with Section 9.01(c) of the Pooling and Servicing Agreement; (ii) the exchange by the Sole Certificateholder of its Certificates for the Mortgage Loans in accordance with Section 9.01(g) of the Pooling and Servicing Agreement; and (iii) the later of (a) the receipt or collection of the last payment due on any Mortgage Loan or Trust Subordinate Companion Loan included in the Trust Fund, or (b) the liquidation and disposition pursuant to the Pooling and Servicing Agreement of the last asset held by the Trust Fund; provided that in no event shall the trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the United Kingdom, living on the date hereof.

Unless the Certificate of Authentication on this Certificate has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Certificate Administrator has caused this [Class D] Certificate to be duly executed.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Certificate Administrator

By:_____
Authorized Signatory



Certificate of Authentication


This is one of the [Class D] Certificates referred to in the Pooling and Servicing Agreement.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Authenticating Agent

By:_____
Authorized Signatory


EXHIBIT A-11

FORM OF [CLASS E] [RULE 144A] [1] [REG S][2] CERTIFICATE

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][3]

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR FOREIGN SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS, AND ONLY (A)(1) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (2) FOR SO LONG AS THIS CERTIFICATE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"), TO AN INSTITUTIONAL INVESTOR THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" WITHIN THE MEANING OF RULE 144A ("QUALIFIED INSTITUTIONAL BUYER"), PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER, WHOM THE HOLDER HAS INFORMED, IN EACH CASE, THAT THE REOFFER, RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (3) TO AN INSTITUTIONAL "ACCREDITED INVESTOR," WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT OR ANY ENTITY IN WHICH ALL OF THE EQUITY OWNERS ARE SUCH ACCREDITED INVESTORS, OR (4) TO INSTITUTIONS THAT ARE A NON-"U.S. PERSON" IN AN "OFFSHORE TRANSACTION," AS SUCH TERMS ARE DEFINED IN, AND IN ACCORDANCE WITH RULE 903 OR RULE 904 OF, REGULATION S UNDER THE SECURITIES ACT, AND (B) IN ACCORDANCE WITH ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

---

[1] For Rule 144A Global Certificates only.
[2] For Reg S Global Certificates only.
[3] Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

THE INITIAL INVESTOR IN THIS CERTIFICATE, AND EACH SUBSEQUENT PURCHASER OF THIS CERTIFICATE, BY PURCHASING THIS CERTIFICATE OR AN INTEREST HEREIN, IS DEEMED TO HAVE AGREED TO COMPLY WITH CERTAIN TRANSFER REQUIREMENTS SET FORTH IN THE POOLING AND SERVICING AGREEMENT. A TRANSFEREE IS ALSO REQUIRED TO DELIVER AN INVESTMENT REPRESENTATION LETTER SUBSTANTIALLY IN THE FORM OF EXHIBIT D-1 TO THE POOLING AND SERVICING AGREEMENT IF SUCH TRANSFEREE IS A QUALIFIED INSTITUTIONAL BUYER OR (OTHER THAN WITH RESPECT TO A RESIDUAL CERTIFICATE) AN INSTITUTIONAL ACCREDITED INVESTOR, AND MAY ALSO BE REQUIRED TO DELIVER AN OPINION OF COUNSEL IF SUCH TRANSFEREE IS NOT A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A.

ANY HOLDER DESIRING TO EFFECT A TRANSFER OF THIS CERTIFICATE SHALL, AND DOES HEREBY AGREE TO, INDEMNIFY THE CERTIFICATE REGISTRAR, THE CERTIFICATE ADMINISTRATOR, THE TRUSTEE, THE MASTER SERVICER AND THE DEPOSITOR AGAINST ANY LOSS, LIABILITY OR EXPENSE THAT MAY RESULT IF THE TRANSFER IS NOT EXEMPT FROM THE SECURITIES ACT OR IS NOT MADE IN ACCORDANCE WITH FEDERAL AND STATE LAWS.

THIS CERTIFICATE DOES NOT REPRESENT AN OBLIGATION OF OR INTEREST IN THE DEPOSITOR, THE ORIGINATOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR ANY OF THEIR RESPECTIVE AFFILIATES.   NEITHER THE CERTIFICATES NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

PRINCIPAL PAYMENTS ON THIS CERTIFICATE ARE PAYABLE IN INSTALLMENTS AS SET FORTH HEREIN. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

TRANSFERS AND EXCHANGES OF PORTIONS OF THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS AS PROVIDED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.

THIS CERTIFICATE IS SUBORDINATE TO ONE OR MORE OTHER CLASSES OF CERTIFICATES AS AND TO THE EXTENT SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

THIS CERTIFICATE SHOULD NOT BE PURCHASED BY A TRANSFEREE THAT IS (A) AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT, INCLUDING AN INDIVIDUAL RETIREMENT ACCOUNT OR A KEOGH PLAN, WHICH IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR SECTION 4975 OF THE INTERNAL

REVENUE CODE OF 1986, AS AMENDED (THE "CODE") OR A GOVERNMENTAL PLAN, AS DEFINED IN SECTION 3(32) OF ERISA, OR OTHER PLAN SUBJECT TO ANY FEDERAL, STATE OR LOCAL LAW ("SIMILAR LAW") WHICH IS TO A MATERIAL EXTENT SIMILAR TO THE FOREGOING PROVISIONS OF ERISA OR THE CODE (EACH, A "PLAN"), OR (B) A COLLECTIVE INVESTMENT FUND WHOSE UNDERLYING ASSETS INCLUDE PLAN ASSETS BY REASON OF A PLAN'S INVESTMENT IN THE COLLECTIVE INVESTMENT FUND (PURSUANT TO U.S. DEPARTMENT OF LABOR REGULATION SECTION 2510.3-101, AS MODIFIED BY SECTION 3(42) OF ERISA), AN INSURANCE COMPANY USING ASSETS OF SEPARATE ACCOUNTS OR GENERAL ACCOUNTS WHICH INCLUDE ASSETS OF PLANS (OR WHICH ARE DEEMED PURSUANT TO ERISA OR ANY SIMILAR LAW TO INCLUDE ASSETS OF PLANS) OR OTHER PERSON ACTING ON BEHALF OF ANY SUCH PLAN OR USING THE ASSETS OF ANY SUCH PLAN, OTHER THAN AN INSURANCE COMPANY USING THE ASSETS OF ITS GENERAL ACCOUNT UNDER CIRCUMSTANCES WHEREBY SUCH PURCHASE AND THE SUBSEQUENT HOLDING OF SUCH CERTIFICATE BY SUCH INSURANCE COMPANY WOULD BE EXEMPT FROM THE PROHIBITED TRANSACTION PROVISIONS OF SECTIONS 406 AND 407 OF ERISA, AND CODE SECTION 4975 UNDER SECTIONS I AND III OF PTCE 95-60 OR A SUBSTANTIALLY SIMILAR EXEMPTION UNDER SIMILAR LAW. TRANSFEREES OF THIS CERTIFICATE TAKING DELIVERY IN CERTIFICATED FORM SHALL BE REQUIRED EITHER (i) TO DELIVER A LETTER IN THE FORM ATTACHED TO THE POOLING AND SERVICING AGREEMENT TO SUCH EFFECT, OR (ii) IF THE TRANSFEREE IS SUCH AN ENTITY SPECIFIED IN (A) OR (B) ABOVE, SUCH ENTITY SHALL PROVIDE ANY OPINIONS OF COUNSEL, OFFICERS' CERTIFICATES OR AGREEMENTS AS MAY BE REQUIRED BY, AND IN FORM AND SUBSTANCE SATISFACTORY TO, THE DEPOSITOR, THE CERTIFICATE ADMINISTRATOR AND THE CERTIFICATE REGISTRAR, TO THE EFFECT THAT THE PURCHASE AND HOLDING OF THE CERTIFICATES BY OR ON BEHALF OF A PLAN WILL NOT CONSTITUTE OR RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION WITHIN THE MEANING OF SECTION 406 OR 407 OF ERISA OR CODE SECTION 4975 (OR SIMILAR VIOLATION OF SIMILAR LAW), AND WILL NOT SUBJECT THE MASTER SERVICER, THE SPECIAL SERVICER, THE DEPOSITOR, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR THE CERTIFICATE REGISTRAR TO ANY OBLIGATION OR LIABILITY. THE TRANSFEREE OF A BENEFICIAL INTEREST IN A "GLOBAL CERTIFICATE" THAT IS A "RESTRICTED CERTIFICATE" (EACH AS DEFINED IN THE POOLING AND SERVICING AGREEMENT) SHALL BE DEEMED TO REPRESENT THAT IT IS NOT A PLAN OR A PERSON ACTING ON BEHALF OF ANY PLAN OR USING THE ASSETS OF ANY PLAN TO ACQUIRE SUCH INTEREST, OTHER THAN AN INSURANCE COMPANY USING THE ASSETS OF ITS GENERAL ACCOUNT UNDER CIRCUMSTANCES WHEREBY SUCH PURCHASE AND THE SUBSEQUENT HOLDING OF SUCH CERTIFICATE BY SUCH INSURANCE COMPANY WOULD BE EXEMPT FROM THE PROHIBITED TRANSACTION PROVISIONS OF SECTIONS 406 AND 407 OF ERISA, AND CODE SECTION 4975

UNDER SECTIONS I AND III OF PTCE 95-60, OR A SUBSTANTIALLY SIMILAR EXEMPTION UNDER SIMILAR LAW.

FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN CODE SECTIONS 860G(a)(1) AND 860D.

[THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT AND, PRIOR TO THE DATE THAT IS 40 DAYS AFTER THE OFFERING OF THE CERTIFICATES, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO A U.S. PERSON EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.][4]

---

[4] For Reg S Global Certificates only.

**[NAME OF ISSUING ENTITY] COMMERCIAL MORTGAGE
PASS-THROUGH CERTIFICATES, [CLASS E]**

[Class E] Pass-Through Rate: [__]%   CUSIP: [_____]5
                                                                                    [_____]6
                                                                                    [_____]7
                                                   ISIN: [_____]8
                                                                                    [_____]9
                                                                                    [_____]10

Original Aggregate Certificate Balance of the   Initial Certificate Balance of this
[Class E] Certificates: $[_____]   Certificate: $[_]

First Distribution Date: [_____], 20[__]   Cut-off Date: The close of business on
                                                     the later of the related due date for each
                                                     Mortgage Loan in [_____] 20[__] and
                                                     the date of origination of such
                                                     Mortgage Loan

Assumed Final Distribution Date: [_____],   No.: [E]-[__]
20[__]

        This certifies that [_____] is the registered owner of a beneficial ownership interest in a Trust Fund, including the distributions to be made with respect to the [Class E] Certificates. The Trust Fund, described more fully below, consists primarily of a pool of Mortgage Loans secured by first liens on commercial, multifamily and manufactured housing community properties and held in trust by the Trustee and serviced by the Master Servicer. The Trust Fund was created, and the Mortgage Loans are to be serviced, pursuant to the Pooling and Servicing Agreement (as defined below). The Holder of this Certificate, by virtue of the acceptance hereof, assents to the terms, provisions and conditions of the Pooling and Servicing Agreement and is bound thereby.

        The Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), between the Depositor, [_____], as master servicer (in such capacity, the "Master Servicer"), [_____], as special servicer (the "Special Servicer"), [_____], as trustee (the "Trustee"), [_____], as certificate administrator (in such capacity, the "Certificate Administrator"), paying agent and custodian, [_____], as operating advisor (the "Operating Advisor"), and [_____], as asset representations reviewer (the "Asset

---

5 For Rule 144A Certificates

6 For Regulation S Certificates

7 For IAI Certificates

8 For Rule 144A Certificates

9 For Regulation S Certificates

10 For IAI Certificates

Representations Reviewer") evidences the issuance of the Class [_____] Certificates (the "Certificates"; the Holders of Certificates issued under the Pooling and Servicing Agreement are collectively referred to herein as "Certificateholders"). This Certificate is issued pursuant to, and in accordance with, the terms of the Pooling and Servicing Agreement. To the extent not defined herein, capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

The Certificate Administrator makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans and has executed this Certificate in its limited capacity as Certificate Administrator under the Pooling and Servicing Agreement. In the event that there is any conflict between any provision of this Certificate and any provision of the Pooling and Servicing Agreement, such provision of this Certificate shall be superseded to the extent of such inconsistency.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator, or the Paying Agent on behalf of the Certificate Administrator, will distribute (other than the final distribution on any Certificate), on the [____] Business Day after each Determination Date (each such date, a "Distribution Date") an amount equal to such Person's pro rata share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the [Class E] Certificates for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. "Determination Date" is defined in the Pooling and Servicing Agreement as the sixth day of each month, or if such sixth day is not a Business Day, then the next Business Day, commencing in [_____] 20[__].

During each Interest Accrual Period (as defined below), interest on the [Class E] Certificates will be calculated based on a 360-day year consisting of twelve 30-day months on the outstanding Certificate Balance hereof.

Interest accrued on this Certificate during an Interest Accrual Period, plus the aggregate unpaid Interest Shortfall with respect to this Certificate, if any, will be payable on the related Distribution Date to the extent provided in the Pooling and Servicing Agreement. The "Interest Accrual Period" means, with respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs. Each Interest Accrual Period is assumed to consist of 30 days.

All distributions (other than the final distribution on any Certificate) will be made by the Paying Agent to the Persons in whose names the Certificates are registered at the close of business on each Record Date, which will be the close of business on the last Business Day of the calendar month preceding the month in which such Distribution Date occurs. Such

distributions shall be made on each Distribution Date other than the Termination Date to each Certificateholder of record on the related Record Date, by wire transfer of immediately available funds to the account of such Holder at a bank or other entity located in the United States and having appropriate facilities therefor if such Holder shall have provided the Paying Agent with wire instructions in writing at least five Business Days prior to the related Record Date, or, otherwise, by check mailed by first-class mail to the address set forth therefor in the Certificate Register. The final distribution on each Certificate shall be made in like manner, but only upon presentment and surrender of such Certificate at the office of the Certificate Administrator or its agent (which may be the Paying Agent or the Certificate Registrar acting as such agent) that is specified in the notice to Holders of such final distribution.

Any funds not distributed on the Termination Date because of the failure of any Certificateholders to tender their Certificates shall, on such date, be set aside and held in trust for the benefit of the appropriate non-tendering Certificateholders. If any Certificates as to which notice of the Termination Date has been given pursuant to the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders, at their last addresses shown in the Certificate Register, to surrender their Certificates for cancellation in order to receive, from such funds held, the final distribution with respect thereto. If within one year after the second notice not all of such Certificates shall have been surrendered for cancellation, the Certificate Administrator may, directly or through an agent, take appropriate steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates. The costs and expenses of holding such funds in trust and of contacting such Certificateholders shall be paid out of such funds. If within two years after the second notice any such Certificates shall not have been surrendered for cancellation, the Paying Agent shall pay to the Certificate Administrator all amounts distributable to the Holders thereof, and the Certificate Administrator shall thereafter hold such amounts for the benefit of such Holders until the earlier of (i) its termination as Certificate Administrator under the Pooling and Servicing Agreement and the transfer of such amounts to a successor certificate administrator and (ii) the termination of the Trust Fund and distribution of such amounts to the Residual Certificateholders. No interest shall accrue or be payable to any Certificateholder on any amount held as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with the Pooling and Servicing Agreement. Such funds held by the Certificate Administrator may be invested under certain circumstances, and all income and gain realized from investment of such funds shall accrue for its benefit.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries in respect of the Mortgage Loans, as more specifically set forth herein and in the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement, the Trust Fund includes (in each case, to the extent of the Trust Fund's interest therein and specifically excluding any interest of any Serviced Companion Loan Noteholder therein): (i) such Mortgage Loans as from time to time are subject to the Pooling and Servicing Agreement, together with the Mortgage Files relating thereto; (ii) all scheduled or unscheduled payments on or collections in respect of the Mortgage Loans due after the Cut-off Date; (iii) the Trust Fund's interest in any REO

Property; (iv) all revenues received in respect of any REO Property; (v) any Assignments of Leases, Rents and Profits and any security agreements related to the Mortgage Loans; (vi) any indemnities or guaranties given as additional security for any Mortgage Loans; (vii) a security interest in all assets deposited in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts, and Reserve Accounts, (viii) the Loss of Value Reserve Fund; (ix) the Collection Account, the Serviced Whole Loan Collection Accounts, the Distribution Accounts, any Gain-on-Sale Reserve Account, the Interest Reserve Account, and the Trust's interest in any REO Account, including any amounts on deposit therein, assets credited thereto and any reinvestment income, as applicable; (x) a security interest in any environmental indemnity agreements relating to the Mortgaged Properties; (xi) a security interest in all insurance policies with respect to the Mortgage Loans and the Mortgaged Properties; (xii) the rights and remedies under the Mortgage Loan Purchase Agreements relating to document delivery requirements with respect to the Mortgage Loans and the representations and warranties of the related Mortgage Loan Seller regarding its Mortgage Loans; (xiii) the Loan Specific REMIC Regular Interests, the Lower-Tier Regular Interests and the Class [EC] Regular Interests, (xiv) the Interest Deposit Amount (net of any Servicing Fee, Certificate Administrator/Trustee Fee, the CREFC® Intellectual Property Royalty License Fee and the Operating Advisor Fee) and (xv) the proceeds of the foregoing (other than any interest earned on deposits in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and any Reserve Accounts, to the extent such interest belongs to the related Borrower). As provided in the Pooling and Servicing Agreement, withdrawals may be made from certain of the above accounts for purposes other than distributions to Certificateholders.

This Certificate does not purport to summarize the Pooling and Servicing Agreement, and reference is made to the Pooling and Servicing Agreement for the interests, rights, benefits, obligations and duties evidenced hereby, and the limitations thereon, and the rights, duties and immunities of the Certificate Administrator.

As provided in the Pooling and Servicing Agreement and subject to certain limitations set forth therein, this Certificate is transferable or exchangeable only upon surrender of this Certificate to the Certificate Registrar at its offices together with an assignment and transfer (executed by the Holder or his duly authorized attorney), subject to the requirements in Article V of the Pooling and Servicing Agreement. Upon surrender for registration of transfer of this Certificate, subject to the requirements Article V of the Pooling and Servicing Agreement, the Certificate Administrator shall execute and the Authenticating Agent shall duly authenticate in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations of a like aggregate denomination as the Certificate being surrendered. Such Certificates shall be delivered by the Certificate Registrar in accordance with Article V of the Pooling and Servicing Agreement.

Prior to due presentation of this Certificate for registration of transfer, the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent and any agent of any of them may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent or any agent of any of them shall be affected by notice or knowledge to the contrary.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.02 of the Pooling and Servicing Agreement other than for transfers to Institutional Accredited Investors as provided in Section 5.02(h) of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the transferor shall reimburse the Trust Fund for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer.

The Pooling and Servicing Agreement or any Custodial Agreement may be amended at any time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee without the consent of any of the Certificateholders or any Serviced Companion Loan Noteholders, (i) to cure any ambiguity or to correct any manifest error; (ii) to cause the provisions of the Pooling and Servicing Agreement or any Custodial Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus or Private Placement Memorandum with respect to the Certificates, the Trust or the Pooling and Servicing Agreement or to correct or supplement any provisions of the Pooling and Servicing Agreement or any Custodial Agreement which may be defective or inconsistent with any other provisions of the Pooling and Servicing Agreement or any Custodial Agreement; (iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment; (iv) to modify, eliminate or add to any of its provisions to such extent as shall be necessary to maintain the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any Certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the Trust Fund or any Trust REMIC or the Grantor Trust that would be a claim against the Trust Fund or any Trust REMIC or the Grantor Trust; provided that the Trustee and the Certificate Administrator have received an Opinion of Counsel (at the expense of the party requesting such amendment) to the effect that (a) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (b) such action will not adversely affect in any material respect the interests of any Certificateholder or Companion Loan Noteholder; (v) to modify, eliminate or add to the provisions any provision hereof restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Trust Fund, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person; (vi) to revise or add any other provisions with respect to matters or questions arising under this Agreement or any other change; provided that the required action shall not adversely affect in any material respect the interests of any Certificateholder (including, with respect to the AB Whole Loan, the Holders of the [LOAN-SPECIFIC CLASS]

Certificates) or any holder of a Serviced Pari Passu Companion Loan not consenting thereto as evidenced in writing by an Opinion of Counsel, at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (vii) to amend or supplement any provision hereof to the extent necessary to maintain the then-current ratings assigned to each Class of Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); provided that such amendment or supplement shall not adversely affect in any material respect the interests of any Certificateholder not consenting thereto as evidenced by an Opinion of Counsel; (viii) to modify the provisions of Section 3.06 and Section 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an Opinion of Counsel and (c) each Rating Agency has delivered a Rating Agency Confirmation and, with regard to any class of Serviced Companion Loan Securities, the applicable rating agencies have delivered a confirmation that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (ix) to modify the procedures of this Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that such amendment shall not adversely affect in any material respects the interests of any Certificateholders, as evidenced by (x) an Opinion of Counsel or (y) if any Certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such Certificates; and provided, further, that the Certificate Administrator shall give notice of any such amendment to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's Website and the Certificate Administrator shall post such notice to the Certificate Administrator's Website; and (x) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of this Agreement to such extent as shall be necessary to (A) effect the qualification of this Agreement under the TIA or under any similar federal statute hereafter enacted and to add to this Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform this Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (x) shall be at the sole cost and expense of the Depositor. Such amendment (a) shall not materially increase the obligations of the Depositor, the Trustee, the Paying Agent, the Certificate Administrator, the Operating

Advisor, the Asset Representations Reviewer, the 17g-5 Information Provider, the Master Servicer or the Special Servicer without such party's consent; and (b) shall not adversely affect in any material respect the interests of any Certificateholder or Serviced Companion Loan Noteholder not consenting thereto, as evidenced in the case of clauses (iii) through (x) above by (x) an Opinion of Counsel or (y) solely in the case of a Certificateholder of a rated Class, receipt of a Rating Agency Confirmation from each applicable Rating Agency. In no event shall any such amendment cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC or the Grantor Trust to fail to qualify as a grantor trust.

The Pooling and Servicing Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee with the prior written consent of the Holders of Certificates representing not less than 66-2/3% of the Percentage Interests of each Class of Certificates affected thereby (without regard to Certificates held by the Depositor, any of the Depositor's Affiliates and/or agents) and each Serviced Companion Loan Noteholder affected thereby for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or modifying in any manner the rights of the Certificateholders or the Serviced Companion Loan Noteholders; provided, that no such amendment may:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Serviced Whole Loans which are required to be distributed on any Certificate, without the consent of the Holders of Certificates representing all of the Percentage Interests of the Class or Classes affected thereby or which are required to be distributed to any Serviced Companion Loan Noteholders;

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN-SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then-outstanding or such Companion Holders, as applicable;

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding;

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary hereunder, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of

its then-current ratings of any securities related to a Companion Loan, if any (<u>provided</u> that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee, at any time and from time to time, without the consent of the Certificateholders or, if applicable, the Serviced Companion Loan Noteholders, may amend the Pooling and Servicing Agreement to modify, eliminate or add to any of its provisions (i) to such extent as shall be necessary to maintain the qualification of Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC as a REMIC or the qualification of the Grantor Trust as a grantor trust, or to prevent the imposition of any additional material state or local taxes, at all times that any Certificates are outstanding; *provided*, that such action, as evidenced by an Opinion of Counsel (obtained at the expense of the Trust Fund), is necessary or helpful to maintain such qualification or to prevent the imposition of any such taxes, and would not adversely affect in any material respect the interest of any Certificateholder or if applicable, any Serviced Companion Loan Noteholder or (ii) to the extent necessary to comply with the Investment Company Act of 1940, as amended, the Exchange Act, Regulation AB, and/or any related regulatory actions and/or interpretations.

The Certificateholder owning a majority of the Percentage Interests in the Controlling Class and, if no such Certificateholder exercises such option, the Special Servicer, and if the Special Servicer does not exercise such option, the Master Servicer may effect an early termination of the Trust Fund, upon not less than 30 days' prior Notice of Termination given to the Trustee, the Special Servicer and the Master Servicer any time specifying the Anticipated Termination Date, which shall be on or after the Early Termination Notice Date (defined as any date as of which the aggregate Stated Principal Balance of the Mortgage Loans is less than 1.0% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date) by purchasing on such date all, but not less than all, of the Mortgage Loans (including the Trust Subordinate Companion Loan) then included in the Trust Fund, and the Trust's interest in all property acquired in respect of any Mortgage Loan, at a purchase price, payable in cash, equal to the sum of, without duplication:

(A) 100% of the Stated Principal Balance of each Mortgage Loan included in the Trust as of the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of principal);

(B) the fair market value of all other property included in the Trust Fund as of the last day of the month preceding such Anticipated Termination Date, as determined by an Independent appraiser acceptable to the Master Servicer as of a date not more than 30 days prior to the last day of the month preceding such Distribution Date;

(C)   all unpaid interest accrued on the unpaid balance of each Mortgage Loan (including any Mortgage Loan as to which title to the related Mortgaged Property has been acquired) at the Mortgage Rate to the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of interest); and

(D)   the aggregate amount of unreimbursed Advances, with interest thereon at the Advance Rate, and unpaid Servicing Compensation, Special Servicing Compensation, Operating Advisor Fees, Certificate Administrator/Trustee Fees, the CREFC® Intellectual Property Royalty License Fees and Trust Fund expenses.

In addition, the Pooling and Servicing Agreement provides that following the date on which the Class [_____] Notional Amount, the Class [_____] Notional Amount and the aggregate Certificate Balance of the Class [_____] Certificates is reduced to zero, the Sole Certificateholder shall have the right to exchange all of the then-outstanding Certificates (other than (i) the Class [_____] Certificates if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [_____] Certificates pursuant to the definition of "Sole Certificateholder" and (ii) the [ARD CLASS] and Class [R] Certificates) for all of the Mortgage Loans and each REO Property remaining in the Trust Fund as contemplated by clause (ii) of Section 9.01(a) of the Pooling and Servicing Agreement by giving written notice to all the parties to the Pooling and Servicing Agreement no later than 60 days prior to the anticipated date of exchange.

All costs and expenses incurred by any and all parties to the Pooling and Servicing Agreement or by the Trust Fund in connection with the purchase of the Mortgage Loans and the other assets of the Trust Fund pursuant to Section 9.01(c) of the Pooling and Servicing Agreement shall be borne by the party exercising its purchase rights thereunder. The Trustee and the Certificate Administrator shall be entitled to rely conclusively on any determination made by an Independent appraiser pursuant to Section 9.01(c) of the Pooling and Servicing Agreement.

The respective obligations and responsibilities of the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee created by the Pooling and Servicing Agreement with respect to the Certificates (other than the obligations of the Certificate Administrator to make certain payments and to send certain notices to Certificateholders as set forth in the Pooling and Servicing Agreement) shall terminate upon payment (or provision for payment) to the Certificateholders and the Serviced Companion Loan Noteholders of all amounts held by or on behalf of the Trustee, the Certificate Administrator and the Master Servicer, as the case may be, required under the Pooling and Servicing Agreement to be so paid on the Distribution Date following the earlier to occur of (i) the purchase of the Mortgage Loans and all other property held by the Trust Fund in accordance with Section 9.01(c) of the Pooling and Servicing Agreement; (ii) the exchange by the Sole Certificateholder of its Certificates for the Mortgage Loans in accordance with Section 9.01(g) of the Pooling and Servicing Agreement; and (iii) the later of (a) the receipt or collection of the last payment due on any Mortgage Loan or Trust

Subordinate Companion Loan included in the Trust Fund, or (b) the liquidation and disposition pursuant to the Pooling and Servicing Agreement of the last asset held by the Trust Fund; provided that in no event shall the trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the United Kingdom, living on the date hereof.

Unless the Certificate of Authentication on this Certificate has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Certificate Administrator has caused this [Class E] Certificate to be duly executed.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Certificate Administrator

By:_____
                Authorized Signatory


Certificate of Authentication

This is one of the [Class E] Certificates referred to in the Pooling and Servicing Agreement.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Authenticating Agent

By:_____
                Authorized Signatory


EXHIBIT A-12

FORM OF [CLASS F] [RULE 144A][1] [REG S][2] CERTIFICATE

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][3]

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR FOREIGN SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS, AND ONLY (A)(1) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (2) FOR SO LONG AS THIS CERTIFICATE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"), TO AN INSTITUTIONAL INVESTOR THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" WITHIN THE MEANING OF RULE 144A ("QUALIFIED INSTITUTIONAL BUYER"), PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER, WHOM THE HOLDER HAS INFORMED, IN EACH CASE, THAT THE REOFFER, RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (3) TO AN INSTITUTIONAL "ACCREDITED INVESTOR," WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT OR ANY ENTITY IN WHICH ALL OF THE EQUITY OWNERS ARE SUCH ACCREDITED INVESTORS, OR (4) TO INSTITUTIONS THAT ARE A NON-"U.S. PERSON" IN AN "OFFSHORE TRANSACTION," AS SUCH TERMS ARE DEFINED IN, AND IN ACCORDANCE WITH RULE 903 OR RULE 904 OF, REGULATION S UNDER THE SECURITIES ACT, AND (B) IN ACCORDANCE WITH ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

---

[1] For Rule 144A Global Certificates only.
[2] For Reg S Global Certificates only.
[3] Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

THE INITIAL INVESTOR IN THIS CERTIFICATE, AND EACH SUBSEQUENT PURCHASER OF THIS CERTIFICATE, BY PURCHASING THIS CERTIFICATE OR AN INTEREST HEREIN, IS DEEMED TO HAVE AGREED TO COMPLY WITH CERTAIN TRANSFER REQUIREMENTS SET FORTH IN THE POOLING AND SERVICING AGREEMENT. A TRANSFEREE IS ALSO REQUIRED TO DELIVER AN INVESTMENT REPRESENTATION LETTER SUBSTANTIALLY IN THE FORM OF EXHIBIT D-1 TO THE POOLING AND SERVICING AGREEMENT IF SUCH TRANSFEREE IS A QUALIFIED INSTITUTIONAL BUYER OR (OTHER THAN WITH RESPECT TO A RESIDUAL CERTIFICATE) AN INSTITUTIONAL ACCREDITED INVESTOR, AND MAY ALSO BE REQUIRED TO DELIVER AN OPINION OF COUNSEL IF SUCH TRANSFEREE IS NOT A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A.

ANY HOLDER DESIRING TO EFFECT A TRANSFER OF THIS CERTIFICATE SHALL, AND DOES HEREBY AGREE TO, INDEMNIFY THE CERTIFICATE REGISTRAR, THE CERTIFICATE ADMINISTRATOR, THE TRUSTEE, THE MASTER SERVICER AND THE DEPOSITOR AGAINST ANY LOSS, LIABILITY OR EXPENSE THAT MAY RESULT IF THE TRANSFER IS NOT EXEMPT FROM THE SECURITIES ACT OR IS NOT MADE IN ACCORDANCE WITH FEDERAL AND STATE LAWS.

THIS CERTIFICATE DOES NOT REPRESENT AN OBLIGATION OF OR INTEREST IN THE DEPOSITOR, THE ORIGINATOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE CERTIFICATE ADMINISTRATOR, THE CERTIFICATE REGISTRAR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THE CERTIFICATES NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

PRINCIPAL PAYMENTS ON THIS CERTIFICATE ARE PAYABLE IN INSTALLMENTS AS SET FORTH HEREIN. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

TRANSFERS AND EXCHANGES OF PORTIONS OF THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS AS PROVIDED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.

THIS CERTIFICATE IS SUBORDINATE TO ONE OR MORE OTHER CLASSES OF CERTIFICATES AS AND TO THE EXTENT SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

THIS CERTIFICATE SHOULD NOT BE PURCHASED BY A TRANSFEREE THAT IS (A) AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT, INCLUDING AN INDIVIDUAL RETIREMENT ACCOUNT OR A KEOGH PLAN, WHICH IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT

OF 1974, AS AMENDED ("**ERISA**"), OR SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "**CODE**") OR A GOVERNMENTAL PLAN, AS DEFINED IN SECTION 3(32) OF ERISA, OR OTHER PLAN SUBJECT TO ANY FEDERAL, STATE OR LOCAL LAW ("**SIMILAR LAW**") WHICH IS TO A MATERIAL EXTENT SIMILAR TO THE FOREGOING PROVISIONS OF ERISA OR THE CODE (EACH, A "**PLAN**"), OR (B) A COLLECTIVE INVESTMENT FUND WHOSE UNDERLYING ASSETS INCLUDE PLAN ASSETS BY REASON OF A PLAN'S INVESTMENT IN THE COLLECTIVE INVESTMENT FUND (PURSUANT TO U.S. DEPARTMENT OF LABOR REGULATION SECTION 2510.3-101, AS MODIFIED BY SECTION 3(42) OF ERISA), AN INSURANCE COMPANY USING ASSETS OF SEPARATE ACCOUNTS OR GENERAL ACCOUNTS WHICH INCLUDE ASSETS OF PLANS (OR WHICH ARE DEEMED PURSUANT TO ERISA OR ANY SIMILAR LAW TO INCLUDE ASSETS OF PLANS) OR OTHER PERSON ACTING ON BEHALF OF ANY SUCH PLAN OR USING THE ASSETS OF ANY SUCH PLAN, OTHER THAN AN INSURANCE COMPANY USING THE ASSETS OF ITS GENERAL ACCOUNT UNDER CIRCUMSTANCES WHEREBY SUCH PURCHASE AND THE SUBSEQUENT HOLDING OF SUCH CERTIFICATE BY SUCH INSURANCE COMPANY WOULD BE EXEMPT FROM THE PROHIBITED TRANSACTION PROVISIONS OF SECTIONS 406 AND 407 OF ERISA, AND CODE SECTION 4975 UNDER SECTIONS I AND III OF PTCE 95-60 OR A SUBSTANTIALLY SIMILAR EXEMPTION UNDER SIMILAR LAW. TRANSFEREES OF THIS CERTIFICATE TAKING DELIVERY IN CERTIFICATED FORM SHALL BE REQUIRED EITHER (i) TO DELIVER A LETTER IN THE FORM ATTACHED TO THE POOLING AND SERVICING AGREEMENT TO SUCH EFFECT, OR (ii) IF THE TRANSFEREE IS SUCH AN ENTITY SPECIFIED IN (A) OR (B) ABOVE, SUCH ENTITY SHALL PROVIDE ANY OPINIONS OF COUNSEL, OFFICERS' CERTIFICATES OR AGREEMENTS AS MAY BE REQUIRED BY, AND IN FORM AND SUBSTANCE SATISFACTORY TO, THE DEPOSITOR, THE CERTIFICATE ADMINISTRATOR AND THE CERTIFICATE REGISTRAR, TO THE EFFECT THAT THE PURCHASE AND HOLDING OF THE CERTIFICATES BY OR ON BEHALF OF A PLAN WILL NOT CONSTITUTE OR RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION WITHIN THE MEANING OF SECTION 406 OR 407 OF ERISA OR CODE SECTION 4975 (OR SIMILAR VIOLATION OF SIMILAR LAW), AND WILL NOT SUBJECT THE MASTER SERVICER, THE SPECIAL SERVICER, THE DEPOSITOR, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR THE CERTIFICATE REGISTRAR TO ANY OBLIGATION OR LIABILITY. THE TRANSFEREE OF A BENEFICIAL INTEREST IN A "GLOBAL CERTIFICATE" THAT IS A "RESTRICTED CERTIFICATE" (EACH AS DEFINED IN THE POOLING AND SERVICING AGREEMENT) SHALL BE DEEMED TO REPRESENT THAT IT IS NOT A PLAN OR A PERSON ACTING ON BEHALF OF ANY PLAN OR USING THE ASSETS OF ANY PLAN TO ACQUIRE SUCH INTEREST, OTHER THAN AN INSURANCE COMPANY USING THE ASSETS OF ITS GENERAL ACCOUNT UNDER CIRCUMSTANCES WHEREBY SUCH PURCHASE AND THE SUBSEQUENT HOLDING OF SUCH CERTIFICATE BY SUCH INSURANCE COMPANY WOULD BE EXEMPT FROM THE PROHIBITED TRANSACTION PROVISIONS OF SECTIONS 406 AND 407 OF ERISA, AND CODE SECTION 4975

UNDER SECTIONS I AND III OF PTCE 95-60, OR A SUBSTANTIALLY SIMILAR EXEMPTION UNDER SIMILAR LAW.

FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN CODE SECTIONS 860G(a)(1) AND 860D.

[THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT AND, PRIOR TO THE DATE THAT IS 40 DAYS AFTER THE OFFERING OF THE CERTIFICATES, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO A U.S. PERSON EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.][4]

---

[4] For Reg S Global Certificates only.

[Class F] Pass-Through Rate: [__]%.

CUSIP: [_____]^5
[_____]^6
[_____]^7

ISIN: [_____]^8
[_____]^9
[_____]^10

Original Aggregate Certificate Balance of the [Class F] Certificates: $[_____]

Initial Certificate Balance of this Certificate: $[_]

First Distribution Date: [_____], 20[__]

Cut-off Date: The close of business on the later of the related due date for each Mortgage Loan in [_____] 20[__] and the date of origination of such Mortgage Loan

Assumed Final Distribution Date: [_____], 20[__]

No.: F-[__]

This certifies that [_____] is the registered owner of a beneficial ownership interest in a Trust Fund, including the distributions to be made with respect to the [Class F] Certificates. The Trust Fund, described more fully below, consists primarily of a pool of Mortgage Loans secured by first liens on commercial, multifamily and manufactured housing community properties and held in trust by the Trustee and serviced by the Master Servicer. The Trust Fund was created, and the Mortgage Loans are to be serviced, pursuant to the Pooling and Servicing Agreement (as defined below). The Holder of this Certificate, by virtue of the acceptance hereof, assents to the terms, provisions and conditions of the Pooling and Servicing Agreement and is bound thereby.

The Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), between the Depositor, [_____], as master servicer (in such capacity, the "Master Servicer"), [_____], as special servicer (the "Special Servicer"), [_____], as trustee (the "Trustee"), [_____], as certificate administrator (in such capacity, the "Certificate Administrator"), paying agent and custodian, [_____], as operating advisor (the "Operating Advisor"), and [_____], as asset representations reviewer (the "Asset

---

^5 For Rule 144A Certificates

^6 For Regulation S Certificates

^7 For IAI Certificates

^8 For Rule 144A Certificates

^9 For Regulation S Certificates

^10 For IAI Certificates

Representations Reviewer") evidences the issuance of the Class [_____] Certificates (the "Certificates"; the Holders of Certificates issued under the Pooling and Servicing Agreement are collectively referred to herein as "Certificateholders"). This Certificate is issued pursuant to, and in accordance with, the terms of the Pooling and Servicing Agreement. To the extent not defined herein, capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

The Certificate Administrator makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans and has executed this Certificate in its limited capacity as Certificate Administrator under the Pooling and Servicing Agreement. In the event that there is any conflict between any provision of this Certificate and any provision of the Pooling and Servicing Agreement, such provision of this Certificate shall be superseded to the extent of such inconsistency.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator, or the Paying Agent on behalf of the Certificate Administrator, will distribute (other than the final distribution on any Certificate), on the [____] Business Day after each Determination Date (each such date, a "Distribution Date") an amount equal to such Person's pro rata share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the [Class F] Certificates for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. "Determination Date" is defined in the Pooling and Servicing Agreement as the sixth day of each month, or if such sixth day is not a Business Day, then the next Business Day, commencing in [_____] 20[__].

During each Interest Accrual Period (as defined below), interest on the [Class F] Certificates will be calculated based on a 360-day year consisting of twelve 30-day months on the outstanding Certificate Balance hereof.

Interest accrued on this Certificate during an Interest Accrual Period, plus the aggregate unpaid Interest Shortfall with respect to this Certificate, if any, will be payable on the related Distribution Date to the extent provided in the Pooling and Servicing Agreement. The "Interest Accrual Period" means, with respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs. Each Interest Accrual Period is assumed to consist of 30 days.

All distributions (other than the final distribution on any Certificate) will be made by the Paying Agent to the Persons in whose names the Certificates are registered at the close of business on each Record Date, which will be the close of business on the last Business Day of the calendar month preceding the month in which such Distribution Date occurs. Such

distributions shall be made on each Distribution Date other than the Termination Date to each Certificateholder of record on the related Record Date, by wire transfer of immediately available funds to the account of such Holder at a bank or other entity located in the United States and having appropriate facilities therefor if such Holder shall have provided the Paying Agent with wire instructions in writing at least five Business Days prior to the related Record Date, or, otherwise, by check mailed by first-class mail to the address set forth therefor in the Certificate Register. The final distribution on each Certificate shall be made in like manner, but only upon presentment and surrender of such Certificate at the office of the Certificate Administrator or its agent (which may be the Paying Agent or the Certificate Registrar acting as such agent) that is specified in the notice to Holders of such final distribution.

Any funds not distributed on the Termination Date because of the failure of any Certificateholders to tender their Certificates shall, on such date, be set aside and held in trust for the benefit of the appropriate non-tendering Certificateholders. If any Certificates as to which notice of the Termination Date has been given pursuant to the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders, at their last addresses shown in the Certificate Register, to surrender their Certificates for cancellation in order to receive, from such funds held, the final distribution with respect thereto. If within one year after the second notice not all of such Certificates shall have been surrendered for cancellation, the Certificate Administrator may, directly or through an agent, take appropriate steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates. The costs and expenses of holding such funds in trust and of contacting such Certificateholders shall be paid out of such funds. If within two years after the second notice any such Certificates shall not have been surrendered for cancellation, the Paying Agent shall pay to the Certificate Administrator all amounts distributable to the Holders thereof, and the Certificate Administrator shall thereafter hold such amounts for the benefit of such Holders until the earlier of (i) its termination as Certificate Administrator under the Pooling and Servicing Agreement and the transfer of such amounts to a successor certificate administrator and (ii) the termination of the Trust Fund and distribution of such amounts to the Residual Certificateholders. No interest shall accrue or be payable to any Certificateholder on any amount held as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with the Pooling and Servicing Agreement. Such funds held by the Certificate Administrator may be invested under certain circumstances, and all income and gain realized from investment of such funds shall accrue for its benefit.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries in respect of the Mortgage Loans, as more specifically set forth herein and in the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement, the Trust Fund includes (in each case, to the extent of the Trust Fund's interest therein and specifically excluding any interest of any Serviced Companion Loan Noteholder therein): (i) such Mortgage Loans as from time to time are subject to the Pooling and Servicing Agreement, together with the Mortgage Files relating thereto; (ii) all scheduled or unscheduled payments on or collections in respect of the Mortgage Loans due after the Cut-off Date; (iii) the Trust Fund's interest in any REO

Property; (iv) all revenues received in respect of any REO Property; (v) any Assignments of Leases, Rents and Profits and any security agreements related to the Mortgage Loans; (vi) any indemnities or guaranties given as additional security for any Mortgage Loans; (vii) a security interest in all assets deposited in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts, and Reserve Accounts, (viii) the Loss of Value Reserve Fund; (ix) the Collection Account, the Serviced Whole Loan Collection Accounts, the Distribution Accounts, any Gain-on-Sale Reserve Account, the Interest Reserve Account, and the Trust's interest in any REO Account, including any amounts on deposit therein, assets credited thereto and any reinvestment income, as applicable; (x) a security interest in any environmental indemnity agreements relating to the Mortgaged Properties; (xi) a security interest in all insurance policies with respect to the Mortgage Loans and the Mortgaged Properties; (xii) the rights and remedies under the Mortgage Loan Purchase Agreements relating to document delivery requirements with respect to the Mortgage Loans and the representations and warranties of the related Mortgage Loan Seller regarding its Mortgage Loans; (xiii) the Loan Specific REMIC Regular Interests, the Lower-Tier Regular Interests and the Class [EC] Regular Interests, (xiv) the Interest Deposit Amount (net of any Servicing Fee, Certificate Administrator/Trustee Fee, the CREFC® Intellectual Property Royalty License Fee and the Operating Advisor Fee) and (xv) the proceeds of the foregoing (other than any interest earned on deposits in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and any Reserve Accounts, to the extent such interest belongs to the related Borrower). As provided in the Pooling and Servicing Agreement, withdrawals may be made from certain of the above accounts for purposes other than distributions to Certificateholders.

This Certificate does not purport to summarize the Pooling and Servicing Agreement, and reference is made to the Pooling and Servicing Agreement for the interests, rights, benefits, obligations and duties evidenced hereby, and the limitations thereon, and the rights, duties and immunities of the Certificate Administrator.

As provided in the Pooling and Servicing Agreement and subject to certain limitations set forth therein, this Certificate is transferable or exchangeable only upon surrender of this Certificate to the Certificate Registrar at its offices together with an assignment and transfer (executed by the Holder or his duly authorized attorney), subject to the requirements in Article V of the Pooling and Servicing Agreement. Upon surrender for registration of transfer of this Certificate, subject to the requirements Article V of the Pooling and Servicing Agreement, the Certificate Administrator shall execute and the Authenticating Agent shall duly authenticate in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations of a like aggregate denomination as the Certificate being surrendered. Such Certificates shall be delivered by the Certificate Registrar in accordance with Article V of the Pooling and Servicing Agreement.

Prior to due presentation of this Certificate for registration of transfer, the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent and any agent of any of them may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent or any agent of any of them shall be affected by notice or knowledge to the contrary.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.02 of the Pooling and Servicing Agreement other than for transfers to Institutional Accredited Investors as provided in Section 5.02(h) of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the transferor shall reimburse the Trust Fund for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer.

The Pooling and Servicing Agreement or any Custodial Agreement may be amended at any time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee without the consent of any of the Certificateholders or any Serviced Companion Loan Noteholders, (i) to cure any ambiguity or to correct any manifest error; (ii) to cause the provisions of the Pooling and Servicing Agreement or any Custodial Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus or Private Placement Memorandum with respect to the Certificates, the Trust or the Pooling and Servicing Agreement or to correct or supplement any provisions of the Pooling and Servicing Agreement or any Custodial Agreement which may be defective or inconsistent with any other provisions of the Pooling and Servicing Agreement or any Custodial Agreement; (iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment; (iv) to modify, eliminate or add to any of its provisions to such extent as shall be necessary to maintain the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any Certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the Trust Fund or any Trust REMIC or the Grantor Trust that would be a claim against the Trust Fund or any Trust REMIC or the Grantor Trust; provided that the Trustee and the Certificate Administrator have received an Opinion of Counsel (at the expense of the party requesting such amendment) to the effect that (a) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (b) such action will not adversely affect in any material respect the interests of any Certificateholder or Companion Loan Noteholder; (v) to modify, eliminate or add to the provisions any provision hereof restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Trust Fund, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person; (vi) to revise or add any other provisions with respect to matters or questions arising under this Agreement or any other change; provided that the required action shall not adversely affect in any material respect the interests of any Certificateholder (including, with respect to the AB Whole Loan, the Holders of the [LOAN-SPECIFIC CLASS]

Certificates) or any holder of a Serviced Pari Passu Companion Loan not consenting thereto as evidenced in writing by an Opinion of Counsel, at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (vii) to amend or supplement any provision hereof to the extent necessary to maintain the then-current ratings assigned to each Class of Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); provided that such amendment or supplement shall not adversely affect in any material respect the interests of any Certificateholder not consenting thereto as evidenced by an Opinion of Counsel; (viii) to modify the provisions of Section 3.06 and Section 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an Opinion of Counsel and (c) each Rating Agency has delivered a Rating Agency Confirmation and, with regard to any class of Serviced Companion Loan Securities, the applicable rating agencies have delivered a confirmation that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (ix) to modify the procedures of this Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that such amendment shall not adversely affect in any material respects the interests of any Certificateholders, as evidenced by (x) an Opinion of Counsel or (y) if any Certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such Certificates; and provided, further, that the Certificate Administrator shall give notice of any such amendment to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's Website and the Certificate Administrator shall post such notice to the Certificate Administrator's Website; and (x) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of this Agreement to such extent as shall be necessary to (A) effect the qualification of this Agreement under the TIA or under any similar federal statute hereafter enacted and to add to this Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform this Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (x) shall be at the sole cost and expense of the Depositor. Such amendment (a) shall not materially increase the obligations of the Depositor, the Trustee, the Paying Agent, the Certificate Administrator, the Operating

Advisor, the Asset Representations Reviewer, the 17g-5 Information Provider, the Master Servicer or the Special Servicer without such party's consent; and (b) shall not adversely affect in any material respect the interests of any Certificateholder or Serviced Companion Loan Noteholder not consenting thereto, as evidenced in the case of clauses (iii) through (x) above by (x) an Opinion of Counsel or (y) solely in the case of a Certificateholder of a rated Class, receipt of a Rating Agency Confirmation from each applicable Rating Agency. In no event shall any such amendment cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC or the Grantor Trust to fail to qualify as a grantor trust.

The Pooling and Servicing Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee with the prior written consent of the Holders of Certificates representing not less than 66-2/3% of the Percentage Interests of each Class of Certificates affected thereby (without regard to Certificates held by the Depositor, any of the Depositor's Affiliates and/or agents) and each Serviced Companion Loan Noteholder affected thereby for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or modifying in any manner the rights of the Certificateholders or the Serviced Companion Loan Noteholders; provided, that no such amendment may:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Serviced Whole Loans which are required to be distributed on any Certificate, without the consent of the Holders of Certificates representing all of the Percentage Interests of the Class or Classes affected thereby or which are required to be distributed to any Serviced Companion Loan Noteholders;

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN-SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then-outstanding or such Companion Holders, as applicable;

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding;

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary hereunder, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of

its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee, at any time and from time to time, without the consent of the Certificateholders or, if applicable, the Serviced Companion Loan Noteholders, may amend the Pooling and Servicing Agreement to modify, eliminate or add to any of its provisions (i) to such extent as shall be necessary to maintain the qualification of Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC as a REMIC or the qualification of the Grantor Trust as a grantor trust, or to prevent the imposition of any additional material state or local taxes, at all times that any Certificates are outstanding; *provided*, that such action, as evidenced by an Opinion of Counsel (obtained at the expense of the Trust Fund), is necessary or helpful to maintain such qualification or to prevent the imposition of any such taxes, and would not adversely affect in any material respect the interest of any Certificateholder or if applicable, any Serviced Companion Loan Noteholder or (ii) to the extent necessary to comply with the Investment Company Act of 1940, as amended, the Exchange Act, Regulation AB, and/or any related regulatory actions and/or interpretations.

The Certificateholder owning a majority of the Percentage Interests in the Controlling Class and, if no such Certificateholder exercises such option, the Special Servicer, and if the Special Servicer does not exercise such option, the Master Servicer may effect an early termination of the Trust Fund, upon not less than 30 days' prior Notice of Termination given to the Trustee, the Special Servicer and the Master Servicer any time specifying the Anticipated Termination Date, which shall be on or after the Early Termination Notice Date (defined as any date as of which the aggregate Stated Principal Balance of the Mortgage Loans is less than 1.0% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date) by purchasing on such date all, but not less than all, of the Mortgage Loans (including the Trust Subordinate Companion Loan) then included in the Trust Fund, and the Trust's interest in all property acquired in respect of any Mortgage Loan, at a purchase price, payable in cash, equal to the sum of, without duplication:

(A) 100% of the Stated Principal Balance of each Mortgage Loan included in the Trust as of the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of principal);

(B) the fair market value of all other property included in the Trust Fund as of the last day of the month preceding such Anticipated Termination Date, as determined by an Independent appraiser acceptable to the Master Servicer as of a date not more than 30 days prior to the last day of the month preceding such Distribution Date;

(C)   all unpaid interest accrued on the unpaid balance of each Mortgage Loan (including any Mortgage Loan as to which title to the related Mortgaged Property has been acquired) at the Mortgage Rate to the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of interest); and

(D)   the aggregate amount of unreimbursed Advances, with interest thereon at the Advance Rate, and unpaid Servicing Compensation, Special Servicing Compensation, Operating Advisor Fees, Certificate Administrator/Trustee Fees, the CREFC® Intellectual Property Royalty License Fees and Trust Fund expenses.

In addition, the Pooling and Servicing Agreement provides that following the date on which the Class [_____] Notional Amount, the Class [_____] Notional Amount and the aggregate Certificate Balance of the Class [_____] Certificates is reduced to zero, the Sole Certificateholder shall have the right to exchange all of the then-outstanding Certificates (other than (i) the Class [_____] Certificates if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [_____] Certificates pursuant to the definition of "Sole Certificateholder" and (ii) the [ARD CLASS] and Class [R] Certificates) for all of the Mortgage Loans and each REO Property remaining in the Trust Fund as contemplated by clause (ii) of Section 9.01(a) of the Pooling and Servicing Agreement by giving written notice to all the parties to the Pooling and Servicing Agreement no later than 60 days prior to the anticipated date of exchange.

All costs and expenses incurred by any and all parties to the Pooling and Servicing Agreement or by the Trust Fund in connection with the purchase of the Mortgage Loans and the other assets of the Trust Fund pursuant to Section 9.01(c) of the Pooling and Servicing Agreement shall be borne by the party exercising its purchase rights thereunder. The Trustee and the Certificate Administrator shall be entitled to rely conclusively on any determination made by an Independent appraiser pursuant to Section 9.01(c) of the Pooling and Servicing Agreement.

The respective obligations and responsibilities of the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee created by the Pooling and Servicing Agreement with respect to the Certificates (other than the obligations of the Certificate Administrator to make certain payments and to send certain notices to Certificateholders as set forth in the Pooling and Servicing Agreement) shall terminate upon payment (or provision for payment) to the Certificateholders and the Serviced Companion Loan Noteholders of all amounts held by or on behalf of the Trustee, the Certificate Administrator and the Master Servicer, as the case may be, required under the Pooling and Servicing Agreement to be so paid on the Distribution Date following the earlier to occur of (i) the purchase of the Mortgage Loans and all other property held by the Trust Fund in accordance with Section 9.01(c) of the Pooling and Servicing Agreement; (ii) the exchange by the Sole Certificateholder of its Certificates for the Mortgage Loans in accordance with Section 9.01(g) of the Pooling and Servicing Agreement; and (iii) the later of (a) the receipt or collection of the last payment due on any Mortgage Loan or Trust

Subordinate Companion Loan included in the Trust Fund, or (b) the liquidation and disposition pursuant to the Pooling and Servicing Agreement of the last asset held by the Trust Fund; provided that in no event shall the trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the United Kingdom, living on the date hereof.

Unless the Certificate of Authentication on this Certificate has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Certificate Administrator has caused this [Class F] Certificate to be duly executed.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Certificate Administrator

By:_____
                Authorized Signatory



Certificate of Authentication


This is one of the [Class F] Certificates referred to in the Pooling and Servicing Agreement.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Authenticating Agent

By:_____
                Authorized Signatory


EXHIBIT A-13

FORM OF [CLASS G] [RULE 144A][1] [REG S][2] CERTIFICATE

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("<u>DTC</u>"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][3]

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "<u>SECURITIES ACT</u>"), OR ANY STATE OR FOREIGN SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS, AND ONLY (A)(1) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (2) FOR SO LONG AS THIS CERTIFICATE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("<u>RULE 144A</u>"), TO AN INSTITUTIONAL INVESTOR THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" WITHIN THE MEANING OF RULE 144A ("<u>QUALIFIED INSTITUTIONAL BUYER</u>"), PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER, WHOM THE HOLDER HAS INFORMED, IN EACH CASE, THAT THE REOFFER, RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (3) TO AN INSTITUTIONAL "ACCREDITED INVESTOR," WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT OR ANY ENTITY IN WHICH ALL OF THE EQUITY OWNERS ARE SUCH ACCREDITED INVESTORS, OR (4) TO INSTITUTIONS THAT ARE A NON-"U.S. PERSON" IN AN "OFFSHORE TRANSACTION," AS SUCH TERMS ARE DEFINED IN, AND IN ACCORDANCE WITH RULE 903 OR RULE 904 OF, REGULATION S UNDER THE SECURITIES ACT, AND (B) IN ACCORDANCE WITH ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

---

[1] For Rule 144A Global Certificates only.
[2] For Reg S Global Certificates only.
[3] Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

A-13-1

THE INITIAL INVESTOR IN THIS CERTIFICATE, AND EACH SUBSEQUENT PURCHASER OF THIS CERTIFICATE, BY PURCHASING THIS CERTIFICATE OR AN INTEREST HEREIN, IS DEEMED TO HAVE AGREED TO COMPLY WITH CERTAIN TRANSFER REQUIREMENTS SET FORTH IN THE POOLING AND SERVICING AGREEMENT. A TRANSFEREE IS ALSO REQUIRED TO DELIVER AN INVESTMENT REPRESENTATION LETTER SUBSTANTIALLY IN THE FORM OF EXHIBIT D-1 TO THE POOLING AND SERVICING AGREEMENT IF SUCH TRANSFEREE IS A QUALIFIED INSTITUTIONAL BUYER OR (OTHER THAN WITH RESPECT TO A RESIDUAL CERTIFICATE) AN INSTITUTIONAL ACCREDITED INVESTOR, AND MAY ALSO BE REQUIRED TO DELIVER AN OPINION OF COUNSEL IF SUCH TRANSFEREE IS NOT A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A.

ANY HOLDER DESIRING TO EFFECT A TRANSFER OF THIS CERTIFICATE SHALL, AND DOES HEREBY AGREE TO, INDEMNIFY THE CERTIFICATE REGISTRAR, THE CERTIFICATE ADMINISTRATOR, THE TRUSTEE, THE MASTER SERVICER AND THE DEPOSITOR AGAINST ANY LOSS, LIABILITY OR EXPENSE THAT MAY RESULT IF THE TRANSFER IS NOT EXEMPT FROM THE SECURITIES ACT OR IS NOT MADE IN ACCORDANCE WITH FEDERAL AND STATE LAWS.

THIS CERTIFICATE DOES NOT REPRESENT AN OBLIGATION OF OR INTEREST IN THE DEPOSITOR, THE ORIGINATOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE CERTIFICATE ADMINISTRATOR, THE CERTIFICATE REGISTRAR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THE CERTIFICATES NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

PRINCIPAL PAYMENTS ON THIS CERTIFICATE ARE PAYABLE IN INSTALLMENTS AS SET FORTH HEREIN. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

TRANSFERS AND EXCHANGES OF PORTIONS OF THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS AS PROVIDED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.

THIS CERTIFICATE IS SUBORDINATE TO ONE OR MORE OTHER CLASSES OF CERTIFICATES AS AND TO THE EXTENT SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

THIS CERTIFICATE SHOULD NOT BE PURCHASED BY A TRANSFEREE THAT IS (A) AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT, INCLUDING AN INDIVIDUAL RETIREMENT ACCOUNT OR A KEOGH PLAN, WHICH IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT

OF 1974, AS AMENDED ("ERISA"), OR SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") OR A GOVERNMENTAL PLAN, AS DEFINED IN SECTION 3(32) OF ERISA, OR OTHER PLAN SUBJECT TO ANY FEDERAL, STATE OR LOCAL LAW ("SIMILAR LAW") WHICH IS TO A MATERIAL EXTENT SIMILAR TO THE FOREGOING PROVISIONS OF ERISA OR THE CODE (EACH, A "PLAN"), OR (B) A COLLECTIVE INVESTMENT FUND WHOSE UNDERLYING ASSETS INCLUDE PLAN ASSETS BY REASON OF A PLAN'S INVESTMENT IN THE COLLECTIVE INVESTMENT FUND (PURSUANT TO U.S. DEPARTMENT OF LABOR REGULATION SECTION 2510.3-101, AS MODIFIED BY SECTION 3(42) OF ERISA), AN INSURANCE COMPANY USING ASSETS OF SEPARATE ACCOUNTS OR GENERAL ACCOUNTS WHICH INCLUDE ASSETS OF PLANS (OR WHICH ARE DEEMED PURSUANT TO ERISA OR ANY SIMILAR LAW TO INCLUDE ASSETS OF PLANS) OR OTHER PERSON ACTING ON BEHALF OF ANY SUCH PLAN OR USING THE ASSETS OF ANY SUCH PLAN, OTHER THAN AN INSURANCE COMPANY USING THE ASSETS OF ITS GENERAL ACCOUNT UNDER CIRCUMSTANCES WHEREBY SUCH PURCHASE AND THE SUBSEQUENT HOLDING OF SUCH CERTIFICATE BY SUCH INSURANCE COMPANY WOULD BE EXEMPT FROM THE PROHIBITED TRANSACTION PROVISIONS OF SECTIONS 406 AND 407 OF ERISA, AND CODE SECTION 4975 UNDER SECTIONS I AND III OF PTCE 95-60 OR A SUBSTANTIALLY SIMILAR EXEMPTION UNDER SIMILAR LAW. TRANSFEREES OF THIS CERTIFICATE TAKING DELIVERY IN CERTIFICATED FORM SHALL BE REQUIRED EITHER (i) TO DELIVER A LETTER IN THE FORM ATTACHED TO THE POOLING AND SERVICING AGREEMENT TO SUCH EFFECT, OR (ii) IF THE TRANSFEREE IS SUCH AN ENTITY SPECIFIED IN (A) OR (B) ABOVE, SUCH ENTITY SHALL PROVIDE ANY OPINIONS OF COUNSEL, OFFICERS' CERTIFICATES OR AGREEMENTS AS MAY BE REQUIRED BY, AND IN FORM AND SUBSTANCE SATISFACTORY TO, THE DEPOSITOR, THE CERTIFICATE ADMINISTRATOR AND THE CERTIFICATE REGISTRAR, TO THE EFFECT THAT THE PURCHASE AND HOLDING OF THE CERTIFICATES BY OR ON BEHALF OF A PLAN WILL NOT CONSTITUTE OR RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION WITHIN THE MEANING OF SECTION 406 OR 407 OF ERISA OR CODE SECTION 4975 (OR SIMILAR VIOLATION OF SIMILAR LAW), AND WILL NOT SUBJECT THE MASTER SERVICER, THE SPECIAL SERVICER, THE DEPOSITOR, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR THE CERTIFICATE REGISTRAR TO ANY OBLIGATION OR LIABILITY. THE TRANSFEREE OF A BENEFICIAL INTEREST IN A "GLOBAL CERTIFICATE" THAT IS A "RESTRICTED CERTIFICATE" (EACH AS DEFINED IN THE POOLING AND SERVICING AGREEMENT) SHALL BE DEEMED TO REPRESENT THAT IT IS NOT A PLAN OR A PERSON ACTING ON BEHALF OF ANY PLAN OR USING THE ASSETS OF ANY PLAN TO ACQUIRE SUCH INTEREST, OTHER THAN AN INSURANCE COMPANY USING THE ASSETS OF ITS GENERAL ACCOUNT UNDER CIRCUMSTANCES WHEREBY SUCH PURCHASE AND THE SUBSEQUENT HOLDING OF SUCH CERTIFICATE BY SUCH INSURANCE COMPANY WOULD BE EXEMPT FROM THE PROHIBITED TRANSACTION PROVISIONS OF SECTIONS 406 AND 407 OF ERISA, AND CODE SECTION 4975

UNDER SECTIONS I AND III OF PTCE 95-60, OR A SUBSTANTIALLY SIMILAR EXEMPTION UNDER SIMILAR LAW.

FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN CODE SECTIONS 860G(a)(1) AND 860D.

[THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT AND, PRIOR TO THE DATE THAT IS 40 DAYS AFTER THE OFFERING OF THE CERTIFICATES, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO A U.S. PERSON EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.][4]

---

[4] For Reg S Global Certificates only.

[Class G Pass-Through Rate: [__]%.

CUSIP: [_____]5

[_____]6

[_____]7

ISIN: [_____]8

[_____]9

[_____]10

Original Aggregate Certificate Balance of the
[Class G] Certificates: $[_____]

Initial Certificate Balance of this
Certificate: $[_]

First Distribution Date: [_____], 20[__]

Cut-off Date: The close of business on
the later of the related due date for each
Mortgage Loan in [_____] 20[__] and
the date of origination of such
Mortgage Loan

Assumed Final Distribution Date: [_____],
20[__]

No.: G -[__]

This certifies that [_____] is the registered owner of a beneficial ownership interest in a Trust Fund, including the distributions to be made with respect to the [Class G] Certificates. The Trust Fund, described more fully below, consists primarily of a pool of Mortgage Loans secured by first liens on commercial, multifamily and manufactured housing community properties and held in trust by the Trustee and serviced by the Master Servicer. The Trust Fund was created, and the Mortgage Loans are to be serviced, pursuant to the Pooling and Servicing Agreement (as defined below). The Holder of this Certificate, by virtue of the acceptance hereof, assents to the terms, provisions and conditions of the Pooling and Servicing Agreement and is bound thereby.

The Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), between the Depositor, [_____], as master servicer (in such capacity, the "Master Servicer"), [_____], as special servicer (the "Special Servicer"), [_____], as trustee (the "Trustee"), [_____], as certificate administrator (in such capacity, the "Certificate Administrator"), paying agent and custodian, [_____], as operating advisor (the "Operating Advisor"), and [_____], as asset representations reviewer (the "Asset

---

5 For Rule 144A Certificates

6 For Regulation S Certificates

7 For IAI Certificates

8 For Rule 144A Certificates

9 For Regulation S Certificates

10 For IAI Certificates

Representations Reviewer") evidences the issuance of the Class [_____] Certificates (the "Certificates"; the Holders of Certificates issued under the Pooling and Servicing Agreement are collectively referred to herein as "Certificateholders"). This Certificate is issued pursuant to, and in accordance with, the terms of the Pooling and Servicing Agreement. To the extent not defined herein, capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

The Certificate Administrator makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans and has executed this Certificate in its limited capacity as Certificate Administrator under the Pooling and Servicing Agreement. In the event that there is any conflict between any provision of this Certificate and any provision of the Pooling and Servicing Agreement, such provision of this Certificate shall be superseded to the extent of such inconsistency.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator, or the Paying Agent on behalf of the Certificate Administrator, will distribute (other than the final distribution on any Certificate), on the [_____] Business Day after each Determination Date (each such date, a "Distribution Date") an amount equal to such Person's pro rata share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the [Class G] Certificates for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. "Determination Date" is defined in the Pooling and Servicing Agreement as the sixth day of each month, or if such sixth day is not a Business Day, then the next Business Day, commencing in [_____] 20[__].

During each Interest Accrual Period (as defined below), interest on the [Class G] Certificates will be calculated based on a 360-day year consisting of twelve 30-day months on the outstanding Certificate Balance hereof.

Interest accrued on this Certificate during an Interest Accrual Period, plus the aggregate unpaid Interest Shortfall with respect to this Certificate, if any, will be payable on the related Distribution Date to the extent provided in the Pooling and Servicing Agreement. The "Interest Accrual Period" means, with respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs. Each Interest Accrual Period is assumed to consist of 30 days.

All distributions (other than the final distribution on any Certificate) will be made by the Paying Agent to the Persons in whose names the Certificates are registered at the close of business on each Record Date, which will be the close of business on the last Business Day of the calendar month preceding the month in which such Distribution Date occurs. Such

distributions shall be made on each Distribution Date other than the Termination Date to each Certificateholder of record on the related Record Date, by wire transfer of immediately available funds to the account of such Holder at a bank or other entity located in the United States and having appropriate facilities therefor if such Holder shall have provided the Paying Agent with wire instructions in writing at least five Business Days prior to the related Record Date, or, otherwise, by check mailed by first-class mail to the address set forth therefor in the Certificate Register. The final distribution on each Certificate shall be made in like manner, but only upon presentment and surrender of such Certificate at the office of the Certificate Administrator or its agent (which may be the Paying Agent or the Certificate Registrar acting as such agent) that is specified in the notice to Holders of such final distribution.

Any funds not distributed on the Termination Date because of the failure of any Certificateholders to tender their Certificates shall, on such date, be set aside and held in trust for the benefit of the appropriate non-tendering Certificateholders. If any Certificates as to which notice of the Termination Date has been given pursuant to the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders, at their last addresses shown in the Certificate Register, to surrender their Certificates for cancellation in order to receive, from such funds held, the final distribution with respect thereto. If within one year after the second notice not all of such Certificates shall have been surrendered for cancellation, the Certificate Administrator may, directly or through an agent, take appropriate steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates. The costs and expenses of holding such funds in trust and of contacting such Certificateholders shall be paid out of such funds. If within two years after the second notice any such Certificates shall not have been surrendered for cancellation, the Paying Agent shall pay to the Certificate Administrator all amounts distributable to the Holders thereof, and the Certificate Administrator shall thereafter hold such amounts for the benefit of such Holders until the earlier of (i) its termination as Certificate Administrator under the Pooling and Servicing Agreement and the transfer of such amounts to a successor certificate administrator and (ii) the termination of the Trust Fund and distribution of such amounts to the Residual Certificateholders. No interest shall accrue or be payable to any Certificateholder on any amount held as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with the Pooling and Servicing Agreement. Such funds held by the Certificate Administrator may be invested under certain circumstances, and all income and gain realized from investment of such funds shall accrue for its benefit.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries in respect of the Mortgage Loans, as more specifically set forth herein and in the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement, the Trust Fund includes (in each case, to the extent of the Trust Fund's interest therein and specifically excluding any interest of any Serviced Companion Loan Noteholder therein): (i) such Mortgage Loans as from time to time are subject to the Pooling and Servicing Agreement, together with the Mortgage Files relating thereto; (ii) all scheduled or unscheduled payments on or collections in respect of the Mortgage Loans due after the Cut-off Date; (iii) the Trust Fund's interest in any REO

Property; (iv) all revenues received in respect of any REO Property; (v) any Assignments of Leases, Rents and Profits and any security agreements related to the Mortgage Loans; (vi) any indemnities or guaranties given as additional security for any Mortgage Loans; (vii) a security interest in all assets deposited in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts, and Reserve Accounts, (viii) the Loss of Value Reserve Fund; (ix) the Collection Account, the Serviced Whole Loan Collection Accounts, the Distribution Accounts, any Gain-on-Sale Reserve Account, the Interest Reserve Account, and the Trust's interest in any REO Account, including any amounts on deposit therein, assets credited thereto and any reinvestment income, as applicable; (x) a security interest in any environmental indemnity agreements relating to the Mortgaged Properties; (xi) a security interest in all insurance policies with respect to the Mortgage Loans and the Mortgaged Properties; (xii) the rights and remedies under the Mortgage Loan Purchase Agreements relating to document delivery requirements with respect to the Mortgage Loans and the representations and warranties of the related Mortgage Loan Seller regarding its Mortgage Loans; (xiii) the Loan Specific REMIC Regular Interests, the Lower-Tier Regular Interests and the Class [EC] Regular Interests, (xiv) the Interest Deposit Amount (net of any Servicing Fee, Certificate Administrator/Trustee Fee, the CREFC® Intellectual Property Royalty License Fee and the Operating Advisor Fee) and (xv) the proceeds of the foregoing (other than any interest earned on deposits in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and any Reserve Accounts, to the extent such interest belongs to the related Borrower). As provided in the Pooling and Servicing Agreement, withdrawals may be made from certain of the above accounts for purposes other than distributions to Certificateholders.

This Certificate does not purport to summarize the Pooling and Servicing Agreement, and reference is made to the Pooling and Servicing Agreement for the interests, rights, benefits, obligations and duties evidenced hereby, and the limitations thereon, and the rights, duties and immunities of the Certificate Administrator.

As provided in the Pooling and Servicing Agreement and subject to certain limitations set forth therein, this Certificate is transferable or exchangeable only upon surrender of this Certificate to the Certificate Registrar at its offices together with an assignment and transfer (executed by the Holder or his duly authorized attorney), subject to the requirements in Article V of the Pooling and Servicing Agreement. Upon surrender for registration of transfer of this Certificate, subject to the requirements Article V of the Pooling and Servicing Agreement, the Certificate Administrator shall execute and the Authenticating Agent shall duly authenticate in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations of a like aggregate denomination as the Certificate being surrendered. Such Certificates shall be delivered by the Certificate Registrar in accordance with Article V of the Pooling and Servicing Agreement.

Prior to due presentation of this Certificate for registration of transfer, the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent and any agent of any of them may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent or any agent of any of them shall be affected by notice or knowledge to the contrary.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.02 of the Pooling and Servicing Agreement other than for transfers to Institutional Accredited Investors as provided in Section 5.02(h) of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the transferor shall reimburse the Trust Fund for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer.

The Pooling and Servicing Agreement or any Custodial Agreement may be amended at any time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee without the consent of any of the Certificateholders or any Serviced Companion Loan Noteholders, (i) to cure any ambiguity or to correct any manifest error; (ii) to cause the provisions of the Pooling and Servicing Agreement or any Custodial Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus or Private Placement Memorandum with respect to the Certificates, the Trust or the Pooling and Servicing Agreement or to correct or supplement any provisions of the Pooling and Servicing Agreement or any Custodial Agreement which may be defective or inconsistent with any other provisions of the Pooling and Servicing Agreement or any Custodial Agreement; (iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment; (iv) to modify, eliminate or add to any of its provisions to such extent as shall be necessary to maintain the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any Certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the Trust Fund or any Trust REMIC or the Grantor Trust that would be a claim against the Trust Fund or any Trust REMIC or the Grantor Trust; <u>provided</u> that the Trustee and the Certificate Administrator have received an Opinion of Counsel (at the expense of the party requesting such amendment) to the effect that (a) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (b) such action will not adversely affect in any material respect the interests of any Certificateholder or Companion Loan Noteholder; (v) to modify, eliminate or add to the provisions any provision hereof restricting transfer of the Class R Certificates; <u>provided</u> the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Trust Fund, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person; (vi) to revise or add any other provisions with respect to matters or questions arising under this Agreement or any other change; <u>provided</u> that the required action shall not adversely affect in any material respect the interests of any Certificateholder (including, with respect to the AB Whole Loan, the Holders of the [LOAN-SPECIFIC CLASS]

Certificates) or any holder of a Serviced Pari Passu Companion Loan not consenting thereto as evidenced in writing by an Opinion of Counsel, at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (vii) to amend or supplement any provision hereof to the extent necessary to maintain the then-current ratings assigned to each Class of Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); provided that such amendment or supplement shall not adversely affect in any material respect the interests of any Certificateholder not consenting thereto as evidenced by an Opinion of Counsel; (viii) to modify the provisions of Section 3.06 and Section 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an Opinion of Counsel and (c) each Rating Agency has delivered a Rating Agency Confirmation and, with regard to any class of Serviced Companion Loan Securities, the applicable rating agencies have delivered a confirmation that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (ix) to modify the procedures of this Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that such amendment shall not adversely affect in any material respects the interests of any Certificateholders, as evidenced by (x) an Opinion of Counsel or (y) if any Certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such Certificates; and provided, further, that the Certificate Administrator shall give notice of any such amendment to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's Website and the Certificate Administrator shall post such notice to the Certificate Administrator's Website; and (x) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of this Agreement to such extent as shall be necessary to (A) effect the qualification of this Agreement under the TIA or under any similar federal statute hereafter enacted and to add to this Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform this Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (x) shall be at the sole cost and expense of the Depositor. Such amendment (a) shall not materially increase the obligations of the Depositor, the Trustee, the Paying Agent, the Certificate Administrator, the Operating

Advisor, the Asset Representations Reviewer, the 17g-5 Information Provider, the Master Servicer or the Special Servicer without such party's consent; and (b) shall not adversely affect in any material respect the interests of any Certificateholder or Serviced Companion Loan Noteholder not consenting thereto, as evidenced in the case of clauses (iii) through (x) above by (x) an Opinion of Counsel or (y) solely in the case of a Certificateholder of a rated Class, receipt of a Rating Agency Confirmation from each applicable Rating Agency. In no event shall any such amendment cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC or the Grantor Trust to fail to qualify as a grantor trust.

The Pooling and Servicing Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee with the prior written consent of the Holders of Certificates representing not less than 66-2/3% of the Percentage Interests of each Class of Certificates affected thereby (without regard to Certificates held by the Depositor, any of the Depositor's Affiliates and/or agents) and each Serviced Companion Loan Noteholder affected thereby for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or modifying in any manner the rights of the Certificateholders or the Serviced Companion Loan Noteholders; provided, that no such amendment may:

(i) reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Serviced Whole Loans which are required to be distributed on any Certificate, without the consent of the Holders of Certificates representing all of the Percentage Interests of the Class or Classes affected thereby or which are required to be distributed to any Serviced Companion Loan Noteholders;

(ii) reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN-SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then-outstanding or such Companion Holders, as applicable;

(iii) adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding;

(iv) change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary hereunder, without the consent of such Mortgage Loan Seller; or

(v) amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of

its then-current ratings of any securities related to a Companion Loan, if any (<u>provided</u> that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee, at any time and from time to time, without the consent of the Certificateholders or, if applicable, the Serviced Companion Loan Noteholders, may amend the Pooling and Servicing Agreement to modify, eliminate or add to any of its provisions (i) to such extent as shall be necessary to maintain the qualification of Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC as a REMIC or the qualification of the Grantor Trust as a grantor trust, or to prevent the imposition of any additional material state or local taxes, at all times that any Certificates are outstanding; *provided*, that such action, as evidenced by an Opinion of Counsel (obtained at the expense of the Trust Fund), is necessary or helpful to maintain such qualification or to prevent the imposition of any such taxes, and would not adversely affect in any material respect the interest of any Certificateholder or if applicable, any Serviced Companion Loan Noteholder or (ii) to the extent necessary to comply with the Investment Company Act of 1940, as amended, the Exchange Act, Regulation AB, and/or any related regulatory actions and/or interpretations.

The Certificateholder owning a majority of the Percentage Interests in the Controlling Class and, if no such Certificateholder exercises such option, the Special Servicer, and if the Special Servicer does not exercise such option, the Master Servicer may effect an early termination of the Trust Fund, upon not less than 30 days' prior Notice of Termination given to the Trustee, the Special Servicer and the Master Servicer any time specifying the Anticipated Termination Date, which shall be on or after the Early Termination Notice Date (defined as any date as of which the aggregate Stated Principal Balance of the Mortgage Loans is less than 1.0% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date) by purchasing on such date all, but not less than all, of the Mortgage Loans (including the Trust Subordinate Companion Loan) then included in the Trust Fund, and the Trust's interest in all property acquired in respect of any Mortgage Loan, at a purchase price, payable in cash, equal to the sum of, without duplication:

(A)   100% of the Stated Principal Balance of each Mortgage Loan included in the Trust as of the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of principal);

(B)   the fair market value of all other property included in the Trust Fund as of the last day of the month preceding such Anticipated Termination Date, as determined by an Independent appraiser acceptable to the Master Servicer as of a date not more than 30 days prior to the last day of the month preceding such Distribution Date;

(C)   all unpaid interest accrued on the unpaid balance of each Mortgage Loan (including any Mortgage Loan as to which title to the related Mortgaged Property has been acquired) at the Mortgage Rate to the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of interest); and

(D)   the aggregate amount of unreimbursed Advances, with interest thereon at the Advance Rate, and unpaid Servicing Compensation, Special Servicing Compensation, Operating Advisor Fees, Certificate Administrator/Trustee Fees, the CREFC® Intellectual Property Royalty License Fees and Trust Fund expenses.

In addition, the Pooling and Servicing Agreement provides that following the date on which the Class [_____] Notional Amount, the Class [_____] Notional Amount and the aggregate Certificate Balance of the Class [_____] Certificates is reduced to zero, the Sole Certificateholder shall have the right to exchange all of the then-outstanding Certificates (other than (i) the Class [_____] Certificates if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [_____] Certificates pursuant to the definition of "Sole Certificateholder" and (ii) the [ARD CLASS] and Class [R] Certificates) for all of the Mortgage Loans and each REO Property remaining in the Trust Fund as contemplated by clause (ii) of Section 9.01(a) of the Pooling and Servicing Agreement by giving written notice to all the parties to the Pooling and Servicing Agreement no later than 60 days prior to the anticipated date of exchange.

All costs and expenses incurred by any and all parties to the Pooling and Servicing Agreement or by the Trust Fund in connection with the purchase of the Mortgage Loans and the other assets of the Trust Fund pursuant to Section 9.01(c) of the Pooling and Servicing Agreement shall be borne by the party exercising its purchase rights thereunder. The Trustee and the Certificate Administrator shall be entitled to rely conclusively on any determination made by an Independent appraiser pursuant to Section 9.01(c) of the Pooling and Servicing Agreement.

The respective obligations and responsibilities of the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee created by the Pooling and Servicing Agreement with respect to the Certificates (other than the obligations of the Certificate Administrator to make certain payments and to send certain notices to Certificateholders as set forth in the Pooling and Servicing Agreement) shall terminate upon payment (or provision for payment) to the Certificateholders and the Serviced Companion Loan Noteholders of all amounts held by or on behalf of the Trustee, the Certificate Administrator and the Master Servicer, as the case may be, required under the Pooling and Servicing Agreement to be so paid on the Distribution Date following the earlier to occur of (i) the purchase of the Mortgage Loans and all other property held by the Trust Fund in accordance with Section 9.01(c) of the Pooling and Servicing Agreement; (ii) the exchange by the Sole Certificateholder of its Certificates for the Mortgage Loans in accordance with Section 9.01(g) of the Pooling and Servicing Agreement; and (iii) the later of (a) the receipt or collection of the last payment due on any Mortgage Loan or Trust

Subordinate Companion Loan included in the Trust Fund, or (b) the liquidation and disposition pursuant to the Pooling and Servicing Agreement of the last asset held by the Trust Fund; provided that in no event shall the trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the United Kingdom, living on the date hereof.

Unless the Certificate of Authentication on this Certificate has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Certificate Administrator has caused this [Class G] Certificate to be duly executed.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Certificate Administrator

By:_____
Authorized Signatory



Certificate of Authentication


This is one of the [Class G] Certificates referred to in the Pooling and Servicing Agreement.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Authenticating Agent

By:_____
Authorized Signatory


EXHIBIT A-14

FORM OF [CLASS H] [RULE 144A]¹ [REG S]² CERTIFICATE

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]³

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR FOREIGN SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS, AND ONLY (A)(1) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (2) FOR SO LONG AS THIS CERTIFICATE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"), TO AN INSTITUTIONAL INVESTOR THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" WITHIN THE MEANING OF RULE 144A ("QUALIFIED INSTITUTIONAL BUYER"), PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER, WHOM THE HOLDER HAS INFORMED, IN EACH CASE, THAT THE REOFFER, RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (3) TO AN INSTITUTIONAL "ACCREDITED INVESTOR," WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT OR ANY ENTITY IN WHICH ALL OF THE EQUITY OWNERS ARE SUCH ACCREDITED INVESTORS, OR (4) TO INSTITUTIONS THAT ARE A NON-"U.S. PERSON" IN AN "OFFSHORE TRANSACTION," AS SUCH TERMS ARE DEFINED IN, AND IN ACCORDANCE WITH RULE 903 OR RULE 904 OF, REGULATION S UNDER THE SECURITIES ACT, AND (B) IN ACCORDANCE WITH ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

---

¹ For Rule 144A Global Certificates only.
² For Reg S Global Certificates only.
³ Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

THE INITIAL INVESTOR IN THIS CERTIFICATE, AND EACH SUBSEQUENT PURCHASER OF THIS CERTIFICATE, BY PURCHASING THIS CERTIFICATE OR AN INTEREST HEREIN, IS DEEMED TO HAVE AGREED TO COMPLY WITH CERTAIN TRANSFER REQUIREMENTS SET FORTH IN THE POOLING AND SERVICING AGREEMENT. A TRANSFEREE IS ALSO REQUIRED TO DELIVER AN INVESTMENT REPRESENTATION LETTER SUBSTANTIALLY IN THE FORM OF EXHIBIT D-1 TO THE POOLING AND SERVICING AGREEMENT IF SUCH TRANSFEREE IS A QUALIFIED INSTITUTIONAL BUYER OR (OTHER THAN WITH RESPECT TO A RESIDUAL CERTIFICATE) AN INSTITUTIONAL ACCREDITED INVESTOR, AND MAY ALSO BE REQUIRED TO DELIVER AN OPINION OF COUNSEL IF SUCH TRANSFEREE IS NOT A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A.

ANY HOLDER DESIRING TO EFFECT A TRANSFER OF THIS CERTIFICATE SHALL, AND DOES HEREBY AGREE TO, INDEMNIFY THE CERTIFICATE REGISTRAR, THE CERTIFICATE ADMINISTRATOR, THE TRUSTEE, THE MASTER SERVICER AND THE DEPOSITOR AGAINST ANY LOSS, LIABILITY OR EXPENSE THAT MAY RESULT IF THE TRANSFER IS NOT EXEMPT FROM THE SECURITIES ACT OR IS NOT MADE IN ACCORDANCE WITH FEDERAL AND STATE LAWS.

THIS CERTIFICATE DOES NOT REPRESENT AN OBLIGATION OF OR INTEREST IN THE DEPOSITOR, THE ORIGINATOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE CERTIFICATE ADMINISTRATOR, THE CERTIFICATE REGISTRAR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THE CERTIFICATES NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

PRINCIPAL PAYMENTS ON THIS CERTIFICATE ARE PAYABLE IN INSTALLMENTS AS SET FORTH HEREIN. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

TRANSFERS AND EXCHANGES OF PORTIONS OF THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS AS PROVIDED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.

THIS CERTIFICATE IS SUBORDINATE TO ONE OR MORE OTHER CLASSES OF CERTIFICATES AS AND TO THE EXTENT SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

THIS CERTIFICATE SHOULD NOT BE PURCHASED BY A TRANSFEREE THAT IS (A) AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT, INCLUDING AN INDIVIDUAL RETIREMENT ACCOUNT OR A KEOGH PLAN, WHICH IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT

OF 1974, AS AMENDED ("**ERISA**"), OR SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "**CODE**") OR A GOVERNMENTAL PLAN, AS DEFINED IN SECTION 3(32) OF ERISA, OR OTHER PLAN SUBJECT TO ANY FEDERAL, STATE OR LOCAL LAW ("**SIMILAR LAW**") WHICH IS TO A MATERIAL EXTENT SIMILAR TO THE FOREGOING PROVISIONS OF ERISA OR THE CODE (EACH, A "**PLAN**"), OR (B) A COLLECTIVE INVESTMENT FUND WHOSE UNDERLYING ASSETS INCLUDE PLAN ASSETS BY REASON OF A PLAN'S INVESTMENT IN THE COLLECTIVE INVESTMENT FUND (PURSUANT TO U.S. DEPARTMENT OF LABOR REGULATION SECTION 2510.3-101, AS MODIFIED BY SECTION 3(42) OF ERISA), AN INSURANCE COMPANY USING ASSETS OF SEPARATE ACCOUNTS OR GENERAL ACCOUNTS WHICH INCLUDE ASSETS OF PLANS (OR WHICH ARE DEEMED PURSUANT TO ERISA OR ANY SIMILAR LAW TO INCLUDE ASSETS OF PLANS) OR OTHER PERSON ACTING ON BEHALF OF ANY SUCH PLAN OR USING THE ASSETS OF ANY SUCH PLAN, OTHER THAN AN INSURANCE COMPANY USING THE ASSETS OF ITS GENERAL ACCOUNT UNDER CIRCUMSTANCES WHEREBY SUCH PURCHASE AND THE SUBSEQUENT HOLDING OF SUCH CERTIFICATE BY SUCH INSURANCE COMPANY WOULD BE EXEMPT FROM THE PROHIBITED TRANSACTION PROVISIONS OF SECTIONS 406 AND 407 OF ERISA, AND CODE SECTION 4975 UNDER SECTIONS I AND III OF PTCE 95-60 OR A SUBSTANTIALLY SIMILAR EXEMPTION UNDER SIMILAR LAW. TRANSFEREES OF THIS CERTIFICATE TAKING DELIVERY IN CERTIFICATED FORM SHALL BE REQUIRED EITHER (i) TO DELIVER A LETTER IN THE FORM ATTACHED TO THE POOLING AND SERVICING AGREEMENT TO SUCH EFFECT, OR (ii) IF THE TRANSFEREE IS SUCH AN ENTITY SPECIFIED IN (A) OR (B) ABOVE, SUCH ENTITY SHALL PROVIDE ANY OPINIONS OF COUNSEL, OFFICERS' CERTIFICATES OR AGREEMENTS AS MAY BE REQUIRED BY, AND IN FORM AND SUBSTANCE SATISFACTORY TO, THE DEPOSITOR, THE CERTIFICATE ADMINISTRATOR AND THE CERTIFICATE REGISTRAR, TO THE EFFECT THAT THE PURCHASE AND HOLDING OF THE CERTIFICATES BY OR ON BEHALF OF A PLAN WILL NOT CONSTITUTE OR RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION WITHIN THE MEANING OF SECTION 406 OR 407 OF ERISA OR CODE SECTION 4975 (OR SIMILAR VIOLATION OF SIMILAR LAW), AND WILL NOT SUBJECT THE MASTER SERVICER, THE SPECIAL SERVICER, THE DEPOSITOR, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR THE CERTIFICATE REGISTRAR TO ANY OBLIGATION OR LIABILITY. THE TRANSFEREE OF A BENEFICIAL INTEREST IN A "GLOBAL CERTIFICATE" THAT IS A "RESTRICTED CERTIFICATE" (EACH AS DEFINED IN THE POOLING AND SERVICING AGREEMENT) SHALL BE DEEMED TO REPRESENT THAT IT IS NOT A PLAN OR A PERSON ACTING ON BEHALF OF ANY PLAN OR USING THE ASSETS OF ANY PLAN TO ACQUIRE SUCH INTEREST, OTHER THAN AN INSURANCE COMPANY USING THE ASSETS OF ITS GENERAL ACCOUNT UNDER CIRCUMSTANCES WHEREBY SUCH PURCHASE AND THE SUBSEQUENT HOLDING OF SUCH CERTIFICATE BY SUCH INSURANCE COMPANY WOULD BE EXEMPT FROM THE PROHIBITED TRANSACTION PROVISIONS OF SECTIONS 406 AND 407 OF ERISA, AND CODE SECTION 4975

UNDER SECTIONS I AND III OF PTCE 95-60, OR A SUBSTANTIALLY SIMILAR EXEMPTION UNDER SIMILAR LAW.

FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN CODE SECTIONS 860G(a)(1) AND 860D.

[THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT AND, PRIOR TO THE DATE THAT IS 40 DAYS AFTER THE OFFERING OF THE CERTIFICATES, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO A U.S. PERSON EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.][4]

---

[4] For Reg S Global Certificates only.

[NAME OF ISSUING ENTITY] COMMERCIAL MORTGAGE
PASS-THROUGH CERTIFICATES, [CLASS H]

[Class H] Pass-Through Rate: [__]%

CUSIP: [_____]⁵

CUSIP: [_____][5]
      [_____][6]
      [_____][7]

ISIN: [_____][8]
      [_____][9]
      [_____][10]

Original Aggregate Certificate Balance of the [Class H] Certificates: $[_____]

Initial Certificate Balance of this Certificate: $[_]

First Distribution Date: [_____], 20[__]

Cut-off Date: The close of business on the later of the related due date for each Mortgage Loan in [_____] 20[__] and the date of origination of such Mortgage Loan

Assumed Final Distribution Date: [_____], 20[__]

No.: [H]-[__]

      This certifies that [_____] is the registered owner of a beneficial ownership interest in a Trust Fund, including the distributions to be made with respect to the [Class H] Certificates. The Trust Fund, described more fully below, consists primarily of a pool of Mortgage Loans secured by first liens on commercial, multifamily and manufactured housing community properties and held in trust by the Trustee and serviced by the Master Servicer. The Trust Fund was created, and the Mortgage Loans are to be serviced, pursuant to the Pooling and Servicing Agreement (as defined below). The Holder of this Certificate, by virtue of the acceptance hereof, assents to the terms, provisions and conditions of the Pooling and Servicing Agreement and is bound thereby.

      The Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), between the Depositor, [_____], as master servicer (in such capacity, the "Master Servicer"), [_____], as special servicer (the "Special Servicer"), [_____], as trustee (the "Trustee"), [_____], as certificate administrator (in such capacity, the "Certificate Administrator"), paying agent and custodian, [_____], as operating advisor (the "Operating Advisor"), and [_____], as asset representations reviewer (the "Asset

---

[5] For Rule 144A Certificates

[6] For Regulation S Certificates

[7] For IAI Certificates

[8] For Rule 144A Certificates

[9] For Regulation S Certificates

[10] For IAI Certificates

Representations Reviewer") evidences the issuance of the Class [_____] Certificates (the "Certificates"; the Holders of Certificates issued under the Pooling and Servicing Agreement are collectively referred to herein as "Certificateholders"). This Certificate is issued pursuant to, and in accordance with, the terms of the Pooling and Servicing Agreement. To the extent not defined herein, capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

The Certificate Administrator makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans and has executed this Certificate in its limited capacity as Certificate Administrator under the Pooling and Servicing Agreement. In the event that there is any conflict between any provision of this Certificate and any provision of the Pooling and Servicing Agreement, such provision of this Certificate shall be superseded to the extent of such inconsistency.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator, or the Paying Agent on behalf of the Certificate Administrator, will distribute (other than the final distribution on any Certificate), on the [____] Business Day after each Determination Date (each such date, a "Distribution Date") an amount equal to such Person's pro rata share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the [Class H] Certificates for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. "Determination Date" is defined in the Pooling and Servicing Agreement as the sixth day of each month, or if such sixth day is not a Business Day, then the next Business Day, commencing in [_____] 20[__].

During each Interest Accrual Period (as defined below), interest on the [Class H] Certificates will be calculated based on a 360-day year consisting of twelve 30-day months on the outstanding Certificate Balance hereof.

Interest accrued on this Certificate during an Interest Accrual Period, plus the aggregate unpaid Interest Shortfall with respect to this Certificate, if any, will be payable on the related Distribution Date to the extent provided in the Pooling and Servicing Agreement. The "Interest Accrual Period" means, with respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs. Each Interest Accrual Period is assumed to consist of 30 days.

All distributions (other than the final distribution on any Certificate) will be made by the Paying Agent to the Persons in whose names the Certificates are registered at the close of business on each Record Date, which will be the close of business on the last Business Day of the calendar month preceding the month in which such Distribution Date occurs. Such

distributions shall be made on each Distribution Date other than the Termination Date to each Certificateholder of record on the related Record Date, by wire transfer of immediately available funds to the account of such Holder at a bank or other entity located in the United States and having appropriate facilities therefor if such Holder shall have provided the Paying Agent with wire instructions in writing at least five Business Days prior to the related Record Date, or, otherwise, by check mailed by first-class mail to the address set forth therefor in the Certificate Register. The final distribution on each Certificate shall be made in like manner, but only upon presentment and surrender of such Certificate at the office of the Certificate Administrator or its agent (which may be the Paying Agent or the Certificate Registrar acting as such agent) that is specified in the notice to Holders of such final distribution.

Any funds not distributed on the Termination Date because of the failure of any Certificateholders to tender their Certificates shall, on such date, be set aside and held in trust for the benefit of the appropriate non-tendering Certificateholders. If any Certificates as to which notice of the Termination Date has been given pursuant to the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders, at their last addresses shown in the Certificate Register, to surrender their Certificates for cancellation in order to receive, from such funds held, the final distribution with respect thereto. If within one year after the second notice not all of such Certificates shall have been surrendered for cancellation, the Certificate Administrator may, directly or through an agent, take appropriate steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates. The costs and expenses of holding such funds in trust and of contacting such Certificateholders shall be paid out of such funds. If within two years after the second notice any such Certificates shall not have been surrendered for cancellation, the Paying Agent shall pay to the Certificate Administrator all amounts distributable to the Holders thereof, and the Certificate Administrator shall thereafter hold such amounts for the benefit of such Holders until the earlier of (i) its termination as Certificate Administrator under the Pooling and Servicing Agreement and the transfer of such amounts to a successor certificate administrator and (ii) the termination of the Trust Fund and distribution of such amounts to the Residual Certificateholders. No interest shall accrue or be payable to any Certificateholder on any amount held as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with the Pooling and Servicing Agreement. Such funds held by the Certificate Administrator may be invested under certain circumstances, and all income and gain realized from investment of such funds shall accrue for its benefit.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries in respect of the Mortgage Loans, as more specifically set forth herein and in the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement, the Trust Fund includes (in each case, to the extent of the Trust Fund's interest therein and specifically excluding any interest of any Serviced Companion Loan Noteholder therein): (i) such Mortgage Loans as from time to time are subject to the Pooling and Servicing Agreement, together with the Mortgage Files relating thereto; (ii) all scheduled or unscheduled payments on or collections in respect of the Mortgage Loans due after the Cut-off Date; (iii) the Trust Fund's interest in any REO

Property; (iv) all revenues received in respect of any REO Property; (v) any Assignments of Leases, Rents and Profits and any security agreements related to the Mortgage Loans; (vi) any indemnities or guaranties given as additional security for any Mortgage Loans; (vii) a security interest in all assets deposited in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and Reserve Accounts; (viii) the Loss of Value Reserve Fund; (ix) the Collection Account, the Serviced Whole Loan Collection Accounts, the Distribution Accounts, any Excess Liquidation Proceeds Account, the Interest Reserve Account, and the Trust's interest in any REO Account, including any amounts on deposit therein, assets credited thereto and any reinvestment income, as applicable; (x) a security interest in any environmental indemnity agreements relating to the Mortgaged Properties; (xi) a security interest in all insurance policies with respect to the Mortgage Loans and the Mortgaged Properties; (xii) the rights and remedies under the Mortgage Loan Purchase Agreements relating to document delivery requirements with respect to the Mortgage Loans and the representations and warranties of the related Mortgage Loan Seller regarding its Mortgage Loans; (xiii) the Lower-Tier Regular Interests and the Class [EC] Regular Interests, (xiv) the Interest Deposit Amounts and (xv) the proceeds of the foregoing (other than any interest earned on deposits in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and any Reserve Accounts, to the extent such interest belongs to the related Borrower). As provided in the Pooling and Servicing Agreement, withdrawals may be made from certain of the above accounts for purposes other than distributions to Certificateholders.

This Certificate does not purport to summarize the Pooling and Servicing Agreement, and reference is made to the Pooling and Servicing Agreement for the interests, rights, benefits, obligations and duties evidenced hereby, and the limitations thereon, and the rights, duties and immunities of the Certificate Administrator.

As provided in the Pooling and Servicing Agreement and subject to certain limitations set forth therein, this Certificate is transferable or exchangeable only upon surrender of this Certificate to the Certificate Registrar at its offices together with an assignment and transfer (executed by the Holder or his duly authorized attorney), subject to the requirements in Article V of the Pooling and Servicing Agreement. Upon surrender for registration of transfer of this Certificate, subject to the requirements Article V of the Pooling and Servicing Agreement, the Certificate Administrator shall execute and the Authenticating Agent shall duly authenticate in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations of a like aggregate denomination as the Certificate being surrendered. Such Certificates shall be delivered by the Certificate Registrar in accordance with Article V of the Pooling and Servicing Agreement.

Prior to due presentation of this Certificate for registration of transfer, the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent and any agent of any of them may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent or any agent of any of them shall be affected by notice or knowledge to the contrary.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.02 of the Pooling and Servicing Agreement other than for transfers to Institutional Accredited Investors as provided in Section 5.02(h) of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the transferor shall reimburse the Trust Fund for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer.

The Pooling and Servicing Agreement or any Custodial Agreement may be amended at any time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee without the consent of any of the Certificateholders or any Serviced Companion Loan Noteholders, (i) to cure any ambiguity or to correct any manifest error; (ii) to cause the provisions of the Pooling and Servicing Agreement or any Custodial Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus or Private Placement Memorandum with respect to the Certificates, the Trust or the Pooling and Servicing Agreement or to correct or supplement any provisions of the Pooling and Servicing Agreement or any Custodial Agreement which may be defective or inconsistent with any other provisions of the Pooling and Servicing Agreement or any Custodial Agreement; (iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment; (iv) to modify, eliminate or add to any of its provisions to such extent as shall be necessary to maintain the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any Certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the Trust Fund or any Trust REMIC or the Grantor Trust that would be a claim against the Trust Fund or any Trust REMIC or the Grantor Trust; provided that the Trustee and the Certificate Administrator have received an Opinion of Counsel (at the expense of the party requesting such amendment) to the effect that (a) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (b) such action will not adversely affect in any material respect the interests of any Certificateholder or Companion Loan Noteholder; (v) to modify, eliminate or add to the provisions any provision hereof restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Trust Fund, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person; (vi) to revise or add any other provisions with respect to matters or questions arising under this Agreement or any other change; provided that the required action shall not adversely affect in any material respect the interests of any Certificateholder (including, with respect to the AB Whole Loan, the Holders of the [LOAN-SPECIFIC CLASS]

Certificates) or any holder of a Serviced Pari Passu Companion Loan not consenting thereto as evidenced in writing by an Opinion of Counsel, at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (vii) to amend or supplement any provision hereof to the extent necessary to maintain the then-current ratings assigned to each Class of Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); provided that such amendment or supplement shall not adversely affect in any material respect the interests of any Certificateholder not consenting thereto as evidenced by an Opinion of Counsel; (viii) to modify the provisions of Section 3.06 and Section 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an Opinion of Counsel and (c) each Rating Agency has delivered a Rating Agency Confirmation and, with regard to any class of Serviced Companion Loan Securities, the applicable rating agencies have delivered a confirmation that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (ix) to modify the procedures of this Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that such amendment shall not adversely affect in any material respects the interests of any Certificateholders, as evidenced by (x) an Opinion of Counsel or (y) if any Certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such Certificates; and provided, further, that the Certificate Administrator shall give notice of any such amendment to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's Website and the Certificate Administrator shall post such notice to the Certificate Administrator's Website; and (x) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of this Agreement to such extent as shall be necessary to (A) effect the qualification of this Agreement under the TIA or under any similar federal statute hereafter enacted and to add to this Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform this Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (x) shall be at the sole cost and expense of the Depositor. Such amendment (a) shall not materially increase the obligations of the Depositor, the Trustee, the Paying Agent, the Certificate Administrator, the Operating

Advisor, the Asset Representations Reviewer, the 17g-5 Information Provider, the Master Servicer or the Special Servicer without such party's consent; and (b) shall not adversely affect in any material respect the interests of any Certificateholder or Serviced Companion Loan Noteholder not consenting thereto, as evidenced in the case of clauses (iii) through (x) above by (x) an Opinion of Counsel or (y) solely in the case of a Certificateholder of a rated Class, receipt of a Rating Agency Confirmation from each applicable Rating Agency. In no event shall any such amendment cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC or the Grantor Trust to fail to qualify as a grantor trust.

The Pooling and Servicing Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee with the prior written consent of the Holders of Certificates representing not less than 66-2/3% of the Percentage Interests of each Class of Certificates affected thereby (without regard to Certificates held by the Depositor, any of the Depositor's Affiliates and/or agents) and each Serviced Companion Loan Noteholder affected thereby for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or modifying in any manner the rights of the Certificateholders or the Serviced Companion Loan Noteholders; provided, that no such amendment may:

(i) reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Serviced Whole Loans which are required to be distributed on any Certificate, without the consent of the Holders of Certificates representing all of the Percentage Interests of the Class or Classes affected thereby or which are required to be distributed to any Serviced Companion Loan Noteholders;

(ii) reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN-SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then-outstanding or such Companion Holders, as applicable;

(iii) adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding;

(iv) change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary hereunder, without the consent of such Mortgage Loan Seller; or

(v) amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of

its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee, at any time and from time to time, without the consent of the Certificateholders or, if applicable, the Serviced Companion Loan Noteholders, may amend the Pooling and Servicing Agreement to modify, eliminate or add to any of its provisions (i) to such extent as shall be necessary to maintain the qualification of Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC as a REMIC or the qualification of the Grantor Trust as a grantor trust, or to prevent the imposition of any additional material state or local taxes, at all times that any Certificates are outstanding; *provided*, that such action, as evidenced by an Opinion of Counsel (obtained at the expense of the Trust Fund), is necessary or helpful to maintain such qualification or to prevent the imposition of any such taxes, and would not adversely affect in any material respect the interest of any Certificateholder or if applicable, any Serviced Companion Loan Noteholder or (ii) to the extent necessary to comply with the Investment Company Act of 1940, as amended, the Exchange Act, Regulation AB, and/or any related regulatory actions and/or interpretations.

The Certificateholder owning a majority of the Percentage Interests in the Controlling Class and, if no such Certificateholder exercises such option, the Special Servicer, and if the Special Servicer does not exercise such option, the Master Servicer may effect an early termination of the Trust Fund, upon not less than 30 days' prior Notice of Termination given to the Trustee, the Special Servicer and the Master Servicer any time specifying the Anticipated Termination Date, which shall be on or after the Early Termination Notice Date (defined as any date as of which the aggregate Stated Principal Balance of the Mortgage Loans is less than 1.0% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date) by purchasing on such date all, but not less than all, of the Mortgage Loans (including the Trust Subordinate Companion Loan) then included in the Trust Fund, and the Trust's interest in all property acquired in respect of any Mortgage Loan, at a purchase price, payable in cash, equal to the sum of, without duplication:

(A)   100% of the Stated Principal Balance of each Mortgage Loan included in the Trust as of the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of principal);

(B)   the fair market value of all other property included in the Trust Fund as of the last day of the month preceding such Anticipated Termination Date, as determined by an Independent appraiser acceptable to the Master Servicer as of a date not more than 30 days prior to the last day of the month preceding such Distribution Date;

(C)   all unpaid interest accrued on the unpaid balance of each Mortgage Loan (including any Mortgage Loan as to which title to the related Mortgaged Property has been acquired) at the Mortgage Rate to the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of interest); and

(D)   the aggregate amount of unreimbursed Advances, with interest thereon at the Advance Rate, and unpaid Servicing Compensation, Special Servicing Compensation, Operating Advisor Fees, Certificate Administrator/Trustee Fees, the CREFC® Intellectual Property Royalty License Fees and Trust Fund expenses.

In addition, the Pooling and Servicing Agreement provides that following the date on which the Class [_____] Notional Amount, the Class [_____] Notional Amount and the aggregate Certificate Balance of the Class [_____] Certificates is reduced to zero, the Sole Certificateholder shall have the right to exchange all of the then-outstanding Certificates (other than (i) the Class [_____] Certificates if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [_____] Certificates pursuant to the definition of "Sole Certificateholder" and (ii) the [ARD CLASS] and Class [R] Certificates) for all of the Mortgage Loans and each REO Property remaining in the Trust Fund as contemplated by clause (ii) of Section 9.01(a) of the Pooling and Servicing Agreement by giving written notice to all the parties to the Pooling and Servicing Agreement no later than 60 days prior to the anticipated date of exchange.

All costs and expenses incurred by any and all parties to the Pooling and Servicing Agreement or by the Trust Fund in connection with the purchase of the Mortgage Loans and the other assets of the Trust Fund pursuant to Section 9.01(c) of the Pooling and Servicing Agreement shall be borne by the party exercising its purchase rights thereunder. The Trustee and the Certificate Administrator shall be entitled to rely conclusively on any determination made by an Independent appraiser pursuant to Section 9.01(c) of the Pooling and Servicing Agreement.

The respective obligations and responsibilities of the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee created by the Pooling and Servicing Agreement with respect to the Certificates (other than the obligations of the Certificate Administrator to make certain payments and to send certain notices to Certificateholders as set forth in the Pooling and Servicing Agreement) shall terminate upon payment (or provision for payment) to the Certificateholders and the Serviced Companion Loan Noteholders of all amounts held by or on behalf of the Trustee, the Certificate Administrator and the Master Servicer, as the case may be, required under the Pooling and Servicing Agreement to be so paid on the Distribution Date following the earlier to occur of (i) the purchase of the Mortgage Loans and all other property held by the Trust Fund in accordance with Section 9.01(c) of the Pooling and Servicing Agreement; (ii) the exchange by the Sole Certificateholder of its Certificates for the Mortgage Loans in accordance with Section 9.01(g) of the Pooling and Servicing Agreement; and (iii) the later of (a) the receipt or collection of the last payment due on any Mortgage Loan or Trust

Subordinate Companion Loan included in the Trust Fund, or (b) the liquidation and disposition pursuant to the Pooling and Servicing Agreement of the last asset held by the Trust Fund; provided that in no event shall the trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the United Kingdom, living on the date hereof.

Unless the Certificate of Authentication on this Certificate has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Certificate Administrator has caused this [Class H] Certificate to be duly executed.

Dated: [_____], 20[__]

                                                     [CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Certificate Administrator

                                                     By:_____
                                                          Authorized Signatory

<u>Certificate of Authentication</u>

This is one of the [Class H] Certificates referred to in the Pooling and Servicing Agreement.

Dated: [_____], 20[__]

                                                     [CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Authenticating Agent

                                                     By:_____
                                                          Authorized Signatory

EXHIBIT A-15

FORM OF [CLASS X-A] CERTIFICATE

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("<u>DTC</u>"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][1]

THIS CERTIFICATE DOES NOT REPRESENT AN OBLIGATION OF OR INTEREST IN THE DEPOSITOR, THE ORIGINATOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE CERTIFICATE ADMINISTRATOR, THE CERTIFICATE REGISTRAR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THE CERTIFICATES NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

THE HOLDERS OF THIS [CLASS X-A] CERTIFICATE WILL BE ENTITLED ONLY TO DISTRIBUTIONS OF INTEREST ON THE NOTIONAL BALANCE OF THE [CLASS X-A] CERTIFICATES AND WILL NOT BE ENTITLED TO ANY DISTRIBUTIONS WITH RESPECT TO PRINCIPAL. THE NOTIONAL BALANCE OF THE CLASS X- A CERTIFICATES IS EQUAL TO AN AMOUNT AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW. ACCORDINGLY, THE OUTSTANDING NOTIONAL BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL NOTIONAL BALANCE SET FORTH BELOW.

FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED.

---

[1] Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

[NAME OF ISSUING ENTITY] COMMERCIAL MORTGAGE
PASS-THROUGH CERTIFICATES, [CLASS X-A]

[Class X-A] Pass-Through Rate: Variable

CUSIP: [_____]

ISIN: [_____]

Original Aggregate Certificate Balance of the [Class X-A] Certificates: $[_____]

Initial Certificate Balance of this Certificate: $[___]

First Distribution Date: [_____], 20[__]

Cut-off Date: The close of business on the later of the related due date for each Mortgage Loan in [_____] 20[__] and the date of origination of such Mortgage Loan

Assumed Final Distribution Date: [_____], 20[__]

No.: [X-A]-[_]

This certifies that [_____] is the registered owner of a beneficial ownership interest in a Trust Fund, including the distributions to be made with respect to the [Class X-A] Certificates. The Trust Fund, described more fully below, consists primarily of a pool of Mortgage Loans secured by first liens on commercial, multifamily and manufactured housing community properties and held in trust by the Trustee and serviced by the Master Servicer. The Trust Fund was created, and the Mortgage Loans are to be serviced, pursuant to the Pooling and Servicing Agreement (as defined below). The Holder of this Certificate, by virtue of the acceptance hereof, assents to the terms, provisions and conditions of the Pooling and Servicing Agreement and is bound thereby.

The Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), between the Depositor, [_____], as master servicer (in such capacity, the "Master Servicer"), [_____], as special servicer (the "Special Servicer"), [_____], as trustee (the "Trustee"), [_____], as certificate administrator (in such capacity, the "Certificate Administrator"), paying agent and custodian, [_____], as operating advisor (the "Operating Advisor"), and [_____], as asset representations reviewer (the "Asset Representations Reviewer") evidences the issuance of the Class [_____] Certificates (the "Certificates"; the Holders of Certificates issued under the Pooling and Servicing Agreement are collectively referred to herein as "Certificateholders"). This Certificate is issued pursuant to, and in accordance with, the terms of the Pooling and Servicing Agreement. To the extent not defined herein, capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this

Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

The Certificate Administrator makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans and has executed this Certificate in its limited capacity as Certificate Administrator under the Pooling and Servicing Agreement. In the event that there is any conflict between any provision of this Certificate and any provision of the Pooling and Servicing Agreement, such provision of this Certificate shall be superseded to the extent of such inconsistency.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator, or the Paying Agent on behalf of the Certificate Administrator, will distribute (other than the final distribution on any Certificate), on the [____] Business Day after each Determination Date (each such date, a "<u>Distribution Date</u>") an amount equal to such Person's pro rata share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of interest then distributable, if any, allocable to the [Class X-A] Certificates for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. "Determination Date" is defined in the Pooling and Servicing Agreement as the sixth day of each month, or if such sixth day is not a Business Day, then the next Business Day, commencing in [_____] 20[__]. Holders of this Certificate may be entitled to Prepayment Premiums and Yield Maintenance Charges as provided in the Pooling and Servicing Agreement.

During each Interest Accrual Period (as defined below), interest on the [Class X-A] Certificates will be calculated based on a 360-day year consisting of twelve 30-day months on the outstanding Notional Balance hereof.

Interest accrued on this Certificate during an Interest Accrual Period, plus the aggregate unpaid Interest Shortfall with respect to this Certificate, if any, will be payable on the related Distribution Date to the extent provided in the Pooling and Servicing Agreement. The "Interest Accrual Period" means, with respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs. Each Interest Accrual Period is assumed to consist of 30 days.

All distributions (other than the final distribution on any Certificate) will be made by the Paying Agent to the Persons in whose names the Certificates are registered at the close of business on each Record Date, which will be the close of business on the last Business Day of the calendar month preceding the month in which such Distribution Date occurs. Such distributions shall be made on each Distribution Date other than the Termination Date to each Certificateholder of record on the related Record Date, by wire transfer of immediately available funds to the account of such Holder at a bank or other entity located in the United States and having appropriate facilities therefor if such Holder shall have provided the Paying Agent with wire instructions in writing at least five Business Days prior to the related Record Date, or, otherwise, by check mailed by first-class mail to the address set forth therefor in the Certificate Register. The final distribution on each Certificate shall be made in like manner, but only upon presentment and surrender of such Certificate at the office of the Certificate Administrator or its agent (which may be the Paying Agent or the Certificate Registrar acting as such agent) that is specified in the notice to Holders of such final distribution.

Any funds not distributed on the Termination Date because of the failure of any Certificateholders to tender their Certificates shall, on such date, be set aside and held in trust for the benefit of the appropriate non-tendering Certificateholders. If any Certificates as to which notice of the Termination Date has been given pursuant to the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders, at their last addresses shown in the Certificate Register, to surrender their Certificates for cancellation in order to receive, from such funds held, the final distribution with respect thereto. If within one year after the second notice not all of such Certificates shall have been surrendered for cancellation, the Certificate Administrator may, directly or through an agent, take appropriate steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates. The costs and expenses of holding such funds in trust and of contacting such Certificateholders shall be paid out of such funds. If within two years after the second notice any such Certificates shall not have been surrendered for cancellation, the Paying Agent shall pay to the Certificate Administrator all amounts distributable to the Holders thereof, and the Certificate Administrator shall thereafter hold such amounts for the benefit of such Holders until the earlier of (i) its termination as Certificate Administrator under the Pooling and Servicing Agreement and the transfer of such amounts to a successor certificate administrator and (ii) the termination of the Trust Fund and distribution of such amounts to the Residual Certificateholders. No interest shall accrue or be payable to any Certificateholder on any amount held as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with the Pooling and Servicing Agreement. Such funds held by the Certificate Administrator may be invested under certain circumstances, and all income and gain realized from investment of such funds shall accrue for its benefit.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries in respect of the Mortgage Loans, as more specifically set forth herein and in the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement, the Trust Fund includes (in each case, to the extent of the Trust Fund's interest therein and specifically excluding any interest of any Serviced Companion Loan Noteholder therein): (i) such Mortgage Loans as from time to time are subject to the Pooling and Servicing Agreement, together with the Mortgage Files relating thereto; (ii) all scheduled or unscheduled payments on or collections in respect of the Mortgage Loans due after the Cut-off Date; (iii) the Trust Fund's interest in any REO Property; (iv) all revenues received in respect of any REO Property; (v) any Assignments of Leases, Rents and Profits and any security agreements related to the Mortgage Loans; (vi) any indemnities or guaranties given as additional security for any Mortgage Loans; (vii) a security interest in all assets deposited in the Lock Box Accounts, Cash Collateral Accounts, Escrow Accounts and Reserve Accounts; (viii) the Loss of Value Reserve Fund; (ix) the Collection Account, the Serviced Whole Loan Collection Accounts, the Distribution Accounts, any Excess Liquidation Proceeds Account, the Interest Reserve Account, and the Trust's interest in any REO Account, including any amounts on deposit therein, assets credited thereto and any reinvestment income, as applicable; (x) a security interest in any environmental indemnity agreements relating to the Mortgaged Properties; (xi) a security interest in all insurance policies with respect to the Mortgage Loans and the Mortgaged Properties; (xii) the rights and remedies under the Mortgage

Loan Purchase Agreements relating to document delivery requirements with respect to the Mortgage Loans and the representations and warranties of the related Mortgage Loan Seller regarding its Mortgage Loans; (xiii) the Lower-Tier Regular Interests and the Class [EC] Regular Interests, (xiv) the Interest Deposit Amounts and (xv) the proceeds of the foregoing (other than any interest earned on deposits in the Lock Box Accounts, Cash Collateral Accounts, Escrow Accounts and any Reserve Accounts, to the extent such interest belongs to the related Borrower). As provided in the Pooling and Servicing Agreement, withdrawals may be made from certain of the above accounts for purposes other than distributions to Certificateholders.

This Certificate does not purport to summarize the Pooling and Servicing Agreement, and reference is made to the Pooling and Servicing Agreement for the interests, rights, benefits, obligations and duties evidenced hereby, and the limitations thereon, and the rights, duties and immunities of the Certificate Administrator.

As provided in the Pooling and Servicing Agreement and subject to certain limitations set forth therein, this Certificate is transferable or exchangeable only upon surrender of this Certificate to the Certificate Registrar at its offices together with an assignment and transfer (executed by the Holder or his duly authorized attorney), subject to the requirements in Article V of the Pooling and Servicing Agreement. Upon surrender for registration of transfer of this Certificate, subject to the requirements Article V of the Pooling and Servicing Agreement, the Certificate Administrator shall execute and the Authenticating Agent shall duly authenticate in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations of a like aggregate denomination as the Certificate being surrendered. Such Certificates shall be delivered by the Certificate Registrar in accordance with Article V of the Pooling and Servicing Agreement.

Prior to due presentation of this Certificate for registration of transfer, the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent and any agent of any of them may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent or any agent of any of them shall be affected by notice or knowledge to the contrary.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.02 of the Pooling and Servicing Agreement other than for transfers to Institutional Accredited Investors as provided in Section 5.02(h) of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the transferor shall reimburse the Trust Fund for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer.

The Pooling and Servicing Agreement or any Custodial Agreement may be amended at any time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee without the consent of any of the Certificateholders or any Serviced Companion Loan Noteholders, (i) to cure any ambiguity or to correct any manifest error; (ii) to cause the provisions of the Pooling and Servicing Agreement or any Custodial Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus or Private Placement Memorandum with respect to the Certificates, the Trust or the Pooling and Servicing Agreement or to correct or supplement any provisions of the Pooling and Servicing Agreement or any Custodial Agreement which may be defective or inconsistent with any other provisions of the Pooling and Servicing Agreement or any Custodial Agreement; (iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment; (iv) to modify, eliminate or add to any of its provisions to such extent as shall be necessary to maintain the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any Certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the Trust Fund or any Trust REMIC or the Grantor Trust that would be a claim against the Trust Fund or any Trust REMIC or the Grantor Trust; provided that the Trustee and the Certificate Administrator have received an Opinion of Counsel (at the expense of the party requesting such amendment) to the effect that (a) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (b) such action will not adversely affect in any material respect the interests of any Certificateholder or Companion Loan Noteholder; (v) to modify, eliminate or add to the provisions any provision hereof restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Trust Fund, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person; (vi) to revise or add any other provisions with respect to matters or questions arising under this Agreement or any other change; provided that the required action shall not adversely affect in any material respect the interests of any Certificateholder (including, with respect to the AB Whole Loan, the Holders of the [LOAN-SPECIFIC CLASS] Certificates) or any holder of a Serviced Pari Passu Companion Loan not consenting thereto as evidenced in writing by an Opinion of Counsel, at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (vii) to amend or supplement any provision hereof to the extent necessary to maintain the then-current ratings assigned to each Class of Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating

agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); provided that such amendment or supplement shall not adversely affect in any material respect the interests of any Certificateholder not consenting thereto as evidenced by an Opinion of Counsel; (viii) to modify the provisions of Section 3.06 and Section 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an Opinion of Counsel and (c) each Rating Agency has delivered a Rating Agency Confirmation and, with regard to any class of Serviced Companion Loan Securities, the applicable rating agencies have delivered a confirmation that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (ix) to modify the procedures of this Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that such amendment shall not adversely affect in any material respects the interests of any Certificateholders, as evidenced by (x) an Opinion of Counsel or (y) if any Certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such Certificates; and provided, further, that the Certificate Administrator shall give notice of any such amendment to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's Website and the Certificate Administrator shall post such notice to the Certificate Administrator's Website; and (x) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of this Agreement to such extent as shall be necessary to (A) effect the qualification of this Agreement under the TIA or under any similar federal statute hereafter enacted and to add to this Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform this Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (x) shall be at the sole cost and expense of the Depositor. Such amendment (a) shall not materially increase the obligations of the Depositor, the Trustee, the Paying Agent, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the 17g-5 Information Provider, the Master Servicer or the Special Servicer without such party's consent; and (b) shall not adversely affect in any material respect the interests of any Certificateholder or Serviced Companion Loan Noteholder not consenting thereto, as evidenced in the case of clauses (iii) through (x) above by (x) an Opinion of Counsel or (y) solely in the case of a Certificateholder of a rated Class, receipt of a Rating Agency Confirmation from each applicable Rating Agency. In no event shall any such amendment cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC or the Grantor Trust to fail to qualify as a grantor trust.

The Pooling and Servicing Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the

Trustee with the prior written consent of the Holders of Certificates representing not less than 66-2/3% of the Percentage Interests of each Class of Certificates affected thereby (without regard to Certificates held by the Depositor, any of the Depositor's Affiliates and/or agents) and each Serviced Companion Loan Noteholder affected thereby for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or modifying in any manner the rights of the Certificateholders or the Serviced Companion Loan Noteholders; provided, that no such amendment may:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Serviced Whole Loans which are required to be distributed on any Certificate, without the consent of the Holders of Certificates representing all of the Percentage Interests of the Class or Classes affected thereby or which are required to be distributed to any Serviced Companion Loan Noteholders;

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN-SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then-outstanding or such Companion Holders, as applicable;

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding;

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary hereunder, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee, at any time and from time to time, without the consent of the Certificateholders or, if applicable, the Serviced Companion Loan Noteholders, may amend the Pooling and Servicing Agreement to modify, eliminate or add to any of its provisions (i) to such extent as shall be necessary to

maintain the qualification of Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC as a REMIC or the qualification of the Grantor Trust as a grantor trust, or to prevent the imposition of any additional material state or local taxes, at all times that any Certificates are outstanding; *provided*, that such action, as evidenced by an Opinion of Counsel (obtained at the expense of the Trust Fund), is necessary or helpful to maintain such qualification or to prevent the imposition of any such taxes, and would not adversely affect in any material respect the interest of any Certificateholder or if applicable, any Serviced Companion Loan Noteholder or (ii) to the extent necessary to comply with the Investment Company Act of 1940, as amended, the Exchange Act, Regulation AB, and/or any related regulatory actions and/or interpretations.

The Certificateholder owning a majority of the Percentage Interests in the Controlling Class and, if no such Certificateholder exercises such option, the Special Servicer, and if the Special Servicer does not exercise such option, the Master Servicer may effect an early termination of the Trust Fund, upon not less than 30 days' prior Notice of Termination given to the Trustee, the Special Servicer and the Master Servicer any time specifying the Anticipated Termination Date, which shall be on or after the Early Termination Notice Date (defined as any date as of which the aggregate Stated Principal Balance of the Mortgage Loans is less than 1.0% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date) by purchasing on such date all, but not less than all, of the Mortgage Loans (including the Trust Subordinate Companion Loan) then included in the Trust Fund, and the Trust's interest in all property acquired in respect of any Mortgage Loan, at a purchase price, payable in cash, equal to the sum of, without duplication:

(A)   100% of the Stated Principal Balance of each Mortgage Loan included in the Trust as of the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of principal);

(B)   the fair market value of all other property included in the Trust Fund as of the last day of the month preceding such Anticipated Termination Date, as determined by an Independent appraiser acceptable to the Master Servicer as of a date not more than 30 days prior to the last day of the month preceding such Distribution Date;

(C)   all unpaid interest accrued on the unpaid balance of each Mortgage Loan (including any Mortgage Loan as to which title to the related Mortgaged Property has been acquired) at the Mortgage Rate to the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of interest); and

(D)   the aggregate amount of unreimbursed Advances, with interest thereon at the Advance Rate, and unpaid Servicing Compensation, Special Servicing Compensation, Operating Advisor Fees, Certificate Administrator/Trustee Fees, the CREFC® Intellectual Property Royalty License Fees and Trust Fund expenses.

In addition, the Pooling and Servicing Agreement provides that following the date on which the Class [_____] Notional Amount, the Class [_____] Notional Amount and the aggregate Certificate Balance of the Class [_____] Certificates is reduced to zero, the Sole Certificateholder shall have the right to exchange all of the then-outstanding Certificates (other than (i) the Class [_____] Certificates if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [_____] Certificates pursuant to the definition of "Sole Certificateholder" and (ii) the [ARD CLASS] and Class [R] Certificates) for all of the Mortgage Loans and each REO Property remaining in the Trust Fund as contemplated by clause (ii) of Section 9.01(a) of the Pooling and Servicing Agreement by giving written notice to all the parties to the Pooling and Servicing Agreement no later than 60 days prior to the anticipated date of exchange.

All costs and expenses incurred by any and all parties to the Pooling and Servicing Agreement or by the Trust Fund in connection with the purchase of the Mortgage Loans and the other assets of the Trust Fund pursuant to Section 9.01(c) of the Pooling and Servicing Agreement shall be borne by the party exercising its purchase rights thereunder. The Trustee and the Certificate Administrator shall be entitled to rely conclusively on any determination made by an Independent appraiser pursuant to Section 9.01(c) of the Pooling and Servicing Agreement.

The respective obligations and responsibilities of the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee created by the Pooling and Servicing Agreement with respect to the Certificates (other than the obligations of the Certificate Administrator to make certain payments and to send certain notices to Certificateholders as set forth in the Pooling and Servicing Agreement) shall terminate upon payment (or provision for payment) to the Certificateholders and the Serviced Companion Loan Noteholders of all amounts held by or on behalf of the Trustee, the Certificate Administrator and the Master Servicer, as the case may be, required under the Pooling and Servicing Agreement to be so paid on the Distribution Date following the earlier to occur of (i) the purchase of the Mortgage Loans and all other property held by the Trust Fund in accordance with Section 9.01(c) of the Pooling and Servicing Agreement; (ii) the exchange by the Sole Certificateholder of its Certificates for the Mortgage Loans in accordance with Section 9.01(g) of the Pooling and Servicing Agreement; and (iii) the later of (a) the receipt or collection of the last payment due on any Mortgage Loan or Trust Subordinate Companion Loan included in the Trust Fund, or (b) the liquidation and disposition pursuant to the Pooling and Servicing Agreement of the last asset held by the Trust Fund; provided that in no event shall the trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the United Kingdom, living on the date hereof.

Unless the Certificate of Authentication on this Certificate has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Certificate Administrator has caused this [Class X-A] Certificate to be duly executed.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Certificate Administrator

By:_____
    Authorized Signatory


<u>Certificate of Authentication</u>

This is one of the [Class X-A] Certificates referred to in the Pooling and Servicing Agreement.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Authenticating Agent

By:_____
    Authorized Signatory


EXHIBIT A-16

FORM OF [CLASS X-B] [RULE 144A][1] [REG S][2] CERTIFICATE

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][3]

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR FOREIGN SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS, AND ONLY (A)(1) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (2) FOR SO LONG AS THIS CERTIFICATE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"), TO AN INSTITUTIONAL INVESTOR THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" WITHIN THE MEANING OF RULE 144A ("QUALIFIED INSTITUTIONAL BUYER"), PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER, WHOM THE HOLDER HAS INFORMED, IN EACH CASE, THAT THE REOFFER, RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (3) TO AN INSTITUTIONAL "ACCREDITED INVESTOR," WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT OR ANY ENTITY IN WHICH ALL OF THE EQUITY OWNERS ARE SUCH ACCREDITED INVESTORS, OR (4) TO INSTITUTIONS THAT ARE A NON-"U.S. PERSON" IN AN "OFFSHORE TRANSACTION," AS SUCH TERMS ARE DEFINED IN, AND IN ACCORDANCE WITH RULE 903 OR RULE 904 OF, REGULATION S UNDER THE SECURITIES ACT, AND (B) IN ACCORDANCE WITH ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

---

[1] For Rule 144A Global Certificates only.
[2] For Reg S Global Certificates only.
[3] Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

ANY HOLDER DESIRING TO EFFECT A TRANSFER OF THIS CERTIFICATE SHALL, AND DOES HEREBY AGREE TO, INDEMNIFY THE CERTIFICATE REGISTRAR, THE CERTIFICATE ADMINISTRATOR, THE CERTIFICATE REGISTRAR, THE TRUSTEE, THE MASTER SERVICER AND THE DEPOSITOR AGAINST ANY LOSS, LIABILITY OR EXPENSE THAT MAY RESULT IF THE TRANSFER IS NOT EXEMPT FROM THE SECURITIES ACT OR IS NOT MADE IN ACCORDANCE WITH FEDERAL AND STATE LAWS.

THIS CERTIFICATE DOES NOT REPRESENT AN OBLIGATION OF OR INTEREST IN THE DEPOSITOR, THE ORIGINATOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THE CERTIFICATES NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

THE HOLDERS OF THIS [CLASS X-B] CERTIFICATE WILL BE ENTITLED ONLY TO DISTRIBUTIONS OF INTEREST ON THE NOTIONAL BALANCE OF THE [CLASS X-B] CERTIFICATES AND WILL NOT BE ENTITLED TO ANY DISTRIBUTIONS WITH RESPECT TO PRINCIPAL. THE NOTIONAL BALANCE OF THE [CLASS X-B] CERTIFICATES IS EQUAL TO AN AMOUNT AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW. ACCORDINGLY, THE OUTSTANDING NOTIONAL BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL NOTIONAL BALANCE SET FORTH BELOW.

TRANSFERS AND EXCHANGES OF PORTIONS OF THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS AS PROVIDED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.

FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED.

[THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT AND, PRIOR TO THE DATE THAT IS 40 DAYS AFTER THE OFFERING OF THE CERTIFICATES, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO A U.S. PERSON EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.][4]

---

[4] For Reg S Global Certificates only.

[NAME OF ISSUING ENTITY]
COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES, [CLASS X-B]

[Class X-B] Pass-Through Rate: Variable

CUSIP: [_____]5
       [_____]6
       [_____]7

ISIN: [_____]8
       [_____]9
       [_____]10

Original Aggregate Notional Balance of the [Class X-B] Certificates: $[_____]

Initial Notional Balance of this Certificate: $[_____]

First Distribution Date: [_____], 20[__]

Cut-off Date: The close of business on the later of the related due date for each Mortgage Loan in [_____] 20[__] and the date of origination of such Mortgage Loan

Assumed Final Distribution Date: [_____], 20[__]

No.: [X-B]-[__]

This certifies that [_____] is the registered owner of a beneficial ownership interest in a Trust Fund, including the distributions to be made with respect to the [Class X-B] Certificates. The Trust Fund, described more fully below, consists primarily of a pool of Mortgage Loans secured by first liens on commercial, multifamily and manufactured housing community properties and held in trust by the Trustee and serviced by the Master Servicer. The Trust Fund was created, and the Mortgage Loans are to be serviced, pursuant to the Pooling and Servicing Agreement (as defined below). The Holder of this Certificate, by virtue of the acceptance hereof, assents to the terms, provisions and conditions of the Pooling and Servicing Agreement and is bound thereby.

The Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), between the Depositor, [_____], as master servicer (in such capacity, the "Master Servicer"), [_____], as special servicer (the "Special Servicer"), [_____], as trustee (the "Trustee"), [_____], as certificate administrator (in such capacity, the "Certificate Administrator"), paying agent and custodian, [_____], as operating advisor (the "Operating Advisor"), and [_____], as asset representations reviewer (the "Asset

---

5 For Rule 144A Certificates

6 For Regulation S Certificates

7 For IAI Certificates

8 For Rule 144A Certificates

9 For Regulation S Certificates

10 For IAI Certificates

Representations Reviewer") evidences the issuance of the Class [_____] Certificates (the "Certificates"; the Holders of Certificates issued under the Pooling and Servicing Agreement are collectively referred to herein as "Certificateholders"). This Certificate is issued pursuant to, and in accordance with, the terms of the Pooling and Servicing Agreement. To the extent not defined herein, capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

The Certificate Administrator makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans and has executed this Certificate in its limited capacity as Certificate Administrator under the Pooling and Servicing Agreement. In the event that there is any conflict between any provision of this Certificate and any provision of the Pooling and Servicing Agreement, such provision of this Certificate shall be superseded to the extent of such inconsistency.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator, or the Paying Agent on behalf of the Certificate Administrator, will distribute (other than the final distribution on any Certificate), on the [____] Business Day after each Determination Date (each such date, a "Distribution Date") an amount equal to such Person's pro rata share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of interest then distributable, if any, allocable to the [Class X-B] Certificates for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. "Determination Date" is defined in the Pooling and Servicing Agreement as the sixth day of each month, or if such sixth day is not a Business Day, then the next Business Day, commencing in [_____] 20[__]. Holders of this Certificate may be entitled to Prepayment Premiums and Yield Maintenance Charges as provided in the Pooling and Servicing Agreement.

During each Interest Accrual Period (as defined below), interest on the [Class X-B] Certificates will be calculated based on a 360-day year consisting of twelve 30-day months on the outstanding Notional Balance hereof.

Interest accrued on this Certificate during an Interest Accrual Period, plus the aggregate unpaid Interest Shortfall with respect to this Certificate, if any, will be payable on the related Distribution Date to the extent provided in the Pooling and Servicing Agreement. The "Interest Accrual Period" means, with respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs. Each Interest Accrual Period is assumed to consist of 30 days.

All distributions (other than the final distribution on any Certificate) will be made by the Paying Agent to the Persons in whose names the Certificates are registered at the close of business on each Record Date, which will be the close of business on the last Business Day of

the calendar month preceding the month in which such Distribution Date occurs. Such distributions shall be made on each Distribution Date other than the Termination Date to each Certificateholder of record on the related Record Date, by wire transfer of immediately available funds to the account of such Holder at a bank or other entity located in the United States and having appropriate facilities therefor if such Holder shall have provided the Paying Agent with wire instructions in writing at least five Business Days prior to the related Record Date, or, otherwise, by check mailed by first-class mail to the address set forth therefor in the Certificate Register. The final distribution on each Certificate shall be made in like manner, but only upon presentment and surrender of such Certificate at the office of the Certificate Administrator or its agent (which may be the Paying Agent or the Certificate Registrar acting as such agent) that is specified in the notice to Holders of such final distribution.

Any funds not distributed on the Termination Date because of the failure of any Certificateholders to tender their Certificates shall, on such date, be set aside and held in trust for the benefit of the appropriate non-tendering Certificateholders. If any Certificates as to which notice of the Termination Date has been given pursuant to the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders, at their last addresses shown in the Certificate Register, to surrender their Certificates for cancellation in order to receive, from such funds held, the final distribution with respect thereto. If within one year after the second notice not all of such Certificates shall have been surrendered for cancellation, the Certificate Administrator may, directly or through an agent, take appropriate steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates. The costs and expenses of holding such funds in trust and of contacting such Certificateholders shall be paid out of such funds. If within two years after the second notice any such Certificates shall not have been surrendered for cancellation, the Paying Agent shall pay to the Certificate Administrator all amounts distributable to the Holders thereof, and the Certificate Administrator shall thereafter hold such amounts for the benefit of such Holders until the earlier of (i) its termination as Certificate Administrator under the Pooling and Servicing Agreement and the transfer of such amounts to a successor certificate administrator and (ii) the termination of the Trust Fund and distribution of such amounts to the Residual Certificateholders. No interest shall accrue or be payable to any Certificateholder on any amount held as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with the Pooling and Servicing Agreement. Such funds held by the Certificate Administrator may be invested under certain circumstances, and all income and gain realized from investment of such funds shall accrue for its benefit.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries in respect of the Mortgage Loans, as more specifically set forth herein and in the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement, the Trust Fund includes (in each case, to the extent of the Trust Fund's interest therein and specifically excluding any interest of any Serviced Companion Loan Noteholder therein): (i) such Mortgage Loans as from time to time are subject to the Pooling and Servicing Agreement, together with the Mortgage Files relating thereto; (ii) all scheduled or unscheduled payments on or collections in respect of

the Mortgage Loans due after the Cut-off Date; (iii) the Trust Fund's interest in any REO Property; (iv) all revenues received in respect of any REO Property; (v) any Assignments of Leases, Rents and Profits and any security agreements related to the Mortgage Loans; (vi) any indemnities or guaranties given as additional security for any Mortgage Loans; (vii) a security interest in all assets deposited in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and Reserve Accounts; (viii) the Loss of Value Reserve Fund; (ix) the Collection Account, the Serviced Whole Loan Collection Accounts, the Distribution Accounts, any Excess Liquidation Proceeds Account, the Interest Reserve Account and the Trust's interest in any REO Account, including any amounts on deposit therein, assets credited thereto and any reinvestment income, as applicable; (x) a security interest in any environmental indemnity agreements relating to the Mortgaged Properties; (xi) a security interest in all insurance policies with respect to the Mortgage Loans and the Mortgaged Properties; (xii) the rights and remedies under the Mortgage Loan Purchase Agreements relating to document delivery requirements with respect to the Mortgage Loans and the representations and warranties of the related Mortgage Loan Seller regarding its Mortgage Loans; (xiii) the Lower-Tier Regular Interests and the Class [EC] Regular Interests, (xiv) the Interest Deposit Amounts and (xv) the proceeds of the foregoing (other than any interest earned on deposits in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and any Reserve Accounts, to the extent such interest belongs to the related Borrower). As provided in the Pooling and Servicing Agreement, withdrawals may be made from certain of the above-accounts for purposes other than distributions to Certificateholders.

This Certificate does not purport to summarize the Pooling and Servicing Agreement, and reference is made to the Pooling and Servicing Agreement for the interests, rights, benefits, obligations and duties evidenced hereby, and the limitations thereon, and the rights, duties and immunities of the Certificate Administrator.

As provided in the Pooling and Servicing Agreement and subject to certain limitations set forth therein, this Certificate is transferable or exchangeable only upon surrender of this Certificate to the Certificate Registrar at its offices together with an assignment and transfer (executed by the Holder or his duly authorized attorney), subject to the requirements in Article V of the Pooling and Servicing Agreement. Upon surrender for registration of transfer of this Certificate, subject to the requirements Article V of the Pooling and Servicing Agreement, the Certificate Administrator shall execute and the Authenticating Agent shall duly authenticate in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations of a like aggregate denomination as the Certificate being surrendered. Such Certificates shall be delivered by the Certificate Registrar in accordance with Article V of the Pooling and Servicing Agreement.

Prior to due presentation of this Certificate for registration of transfer, the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent and any agent of any of them may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent or any agent of any of them shall be affected by notice or knowledge to the contrary.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.02 of the Pooling and Servicing Agreement other than for transfers to Institutional Accredited Investors as provided in Section 5.02(h) of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the transferor shall reimburse the Trust Fund for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer.

The Pooling and Servicing Agreement or any Custodial Agreement may be amended at any time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee without the consent of any of the Certificateholders or any Serviced Companion Loan Noteholders, (i) to cure any ambiguity or to correct any manifest error; (ii) to cause the provisions of the Pooling and Servicing Agreement or any Custodial Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus or Private Placement Memorandum with respect to the Certificates, the Trust or the Pooling and Servicing Agreement or to correct or supplement any provisions of the Pooling and Servicing Agreement or any Custodial Agreement which may be defective or inconsistent with any other provisions of the Pooling and Servicing Agreement or any Custodial Agreement; (iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment; (iv) to modify, eliminate or add to any of its provisions to such extent as shall be necessary to maintain the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any Certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the Trust Fund or any Trust REMIC or the Grantor Trust that would be a claim against the Trust Fund or any Trust REMIC or the Grantor Trust; provided that the Trustee and the Certificate Administrator have received an Opinion of Counsel (at the expense of the party requesting such amendment) to the effect that (a) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (b) such action will not adversely affect in any material respect the interests of any Certificateholder or Companion Loan Noteholder; (v) to modify, eliminate or add to the provisions any provision hereof restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Trust Fund, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person; (vi) to revise or add any other provisions with respect to matters or questions arising under this Agreement or any other change; provided that the required action shall not adversely affect in any material respect the interests of any Certificateholder (including, with respect to the AB Whole Loan, the Holders of the [LOAN-SPECIFIC CLASS]

Certificates) or any holder of a Serviced Pari Passu Companion Loan not consenting thereto as evidenced in writing by an Opinion of Counsel, at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (vii) to amend or supplement any provision hereof to the extent necessary to maintain the then-current ratings assigned to each Class of Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); provided that such amendment or supplement shall not adversely affect in any material respect the interests of any Certificateholder not consenting thereto as evidenced by an Opinion of Counsel; (viii) to modify the provisions of Section 3.06 and Section 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an Opinion of Counsel and (c) each Rating Agency has delivered a Rating Agency Confirmation and, with regard to any class of Serviced Companion Loan Securities, the applicable rating agencies have delivered a confirmation that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (ix) to modify the procedures of this Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that such amendment shall not adversely affect in any material respects the interests of any Certificateholders, as evidenced by (x) an Opinion of Counsel or (y) if any Certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such Certificates; and provided, further, that the Certificate Administrator shall give notice of any such amendment to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's Website and the Certificate Administrator shall post such notice to the Certificate Administrator's Website; and (x) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of this Agreement to such extent as shall be necessary to (A) effect the qualification of this Agreement under the TIA or under any similar federal statute hereafter enacted and to add to this Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform this Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (x) shall be at the sole cost and expense of the Depositor. Such amendment (a) shall not materially increase the obligations of the Depositor, the Trustee, the Paying Agent, the Certificate Administrator, the Operating

Advisor, the Asset Representations Reviewer, the 17g-5 Information Provider, the Master Servicer or the Special Servicer without such party's consent; and (b) shall not adversely affect in any material respect the interests of any Certificateholder or Serviced Companion Loan Noteholder not consenting thereto, as evidenced in the case of clauses (iii) through (x) above by (x) an Opinion of Counsel or (y) solely in the case of a Certificateholder of a rated Class, receipt of a Rating Agency Confirmation from each applicable Rating Agency. In no event shall any such amendment cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC or the Grantor Trust to fail to qualify as a grantor trust.

The Pooling and Servicing Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee with the prior written consent of the Holders of Certificates representing not less than 66-2/3% of the Percentage Interests of each Class of Certificates affected thereby (without regard to Certificates held by the Depositor, any of the Depositor's Affiliates and/or agents) and each Serviced Companion Loan Noteholder affected thereby for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or modifying in any manner the rights of the Certificateholders or the Serviced Companion Loan Noteholders; provided, that no such amendment may:

> (i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Serviced Whole Loans which are required to be distributed on any Certificate, without the consent of the Holders of Certificates representing all of the Percentage Interests of the Class or Classes affected thereby or which are required to be distributed to any Serviced Companion Loan Noteholders;
>
> (ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN-SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then-outstanding or such Companion Holders, as applicable;
>
> (iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding;
>
> (iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary hereunder, without the consent of such Mortgage Loan Seller; or
>
> (v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of

its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee, at any time and from time to time, without the consent of the Certificateholders or, if applicable, the Serviced Companion Loan Noteholders, may amend the Pooling and Servicing Agreement to modify, eliminate or add to any of its provisions (i) to such extent as shall be necessary to maintain the qualification of Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC as a REMIC or the qualification of the Grantor Trust as a grantor trust, or to prevent the imposition of any additional material state or local taxes, at all times that any Certificates are outstanding; *provided*, that such action, as evidenced by an Opinion of Counsel (obtained at the expense of the Trust Fund), is necessary or helpful to maintain such qualification or to prevent the imposition of any such taxes, and would not adversely affect in any material respect the interest of any Certificateholder or if applicable, any Serviced Companion Loan Noteholder or (ii) to the extent necessary to comply with the Investment Company Act of 1940, as amended, the Exchange Act, Regulation AB, and/or any related regulatory actions and/or interpretations.

The Certificateholder owning a majority of the Percentage Interests in the Controlling Class and, if no such Certificateholder exercises such option, the Special Servicer, and if the Special Servicer does not exercise such option, the Master Servicer may effect an early termination of the Trust Fund, upon not less than 30 days' prior Notice of Termination given to the Trustee, the Special Servicer and the Master Servicer any time specifying the Anticipated Termination Date, which shall be on or after the Early Termination Notice Date (defined as any date as of which the aggregate Stated Principal Balance of the Mortgage Loans is less than 1.0% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date) by purchasing on such date all, but not less than all, of the Mortgage Loans (including the Trust Subordinate Companion Loan) then included in the Trust Fund, and the Trust's interest in all property acquired in respect of any Mortgage Loan, at a purchase price, payable in cash, equal to the sum of, without duplication:

<blockquote>

(A)   100% of the Stated Principal Balance of each Mortgage Loan included in the Trust as of the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of principal);

(B)   the fair market value of all other property included in the Trust Fund as of the last day of the month preceding such Anticipated Termination Date, as determined by an Independent appraiser acceptable to the Master Servicer as of a date not more than 30 days prior to the last day of the month preceding such Distribution Date;

</blockquote>

(C)   all unpaid interest accrued on the unpaid balance of each Mortgage Loan (including any Mortgage Loan as to which title to the related Mortgaged Property has been acquired) at the Mortgage Rate to the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of interest); and

(D)   the aggregate amount of unreimbursed Advances, with interest thereon at the Advance Rate, and unpaid Servicing Compensation, Special Servicing Compensation, Operating Advisor Fees, Certificate Administrator/Trustee Fees, the CREFC® Intellectual Property Royalty License Fees and Trust Fund expenses.

In addition, the Pooling and Servicing Agreement provides that following the date on which the Class [_____] Notional Amount, the Class [_____] Notional Amount and the aggregate Certificate Balance of the Class [_____] Certificates is reduced to zero, the Sole Certificateholder shall have the right to exchange all of the then-outstanding Certificates (other than (i) the Class [_____] Certificates if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [_____] Certificates pursuant to the definition of "Sole Certificateholder" and (ii) the [ARD CLASS] and Class [R] Certificates) for all of the Mortgage Loans and each REO Property remaining in the Trust Fund as contemplated by clause (ii) of Section 9.01(a) of the Pooling and Servicing Agreement by giving written notice to all the parties to the Pooling and Servicing Agreement no later than 60 days prior to the anticipated date of exchange.

All costs and expenses incurred by any and all parties to the Pooling and Servicing Agreement or by the Trust Fund in connection with the purchase of the Mortgage Loans and the other assets of the Trust Fund pursuant to Section 9.01(c) of the Pooling and Servicing Agreement shall be borne by the party exercising its purchase rights thereunder. The Trustee and the Certificate Administrator shall be entitled to rely conclusively on any determination made by an Independent appraiser pursuant to Section 9.01(c) of the Pooling and Servicing Agreement.

The respective obligations and responsibilities of the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee created by the Pooling and Servicing Agreement with respect to the Certificates (other than the obligations of the Certificate Administrator to make certain payments and to send certain notices to Certificateholders as set forth in the Pooling and Servicing Agreement) shall terminate upon payment (or provision for payment) to the Certificateholders and the Serviced Companion Loan Noteholders of all amounts held by or on behalf of the Trustee, the Certificate Administrator and the Master Servicer, as the case may be, required under the Pooling and Servicing Agreement to be so paid on the Distribution Date following the earlier to occur of (i) the purchase of the Mortgage Loans and all other property held by the Trust Fund in accordance with Section 9.01(c) of the Pooling and Servicing Agreement; (ii) the exchange by the Sole Certificateholder of its Certificates for the Mortgage Loans in accordance with Section 9.01(g) of the Pooling and Servicing Agreement; and (iii) the later of (a) the receipt or collection of the last payment due on any Mortgage Loan or Trust

Subordinate Companion Loan included in the Trust Fund, or (b) the liquidation and disposition pursuant to the Pooling and Servicing Agreement of the last asset held by the Trust Fund; provided that in no event shall the trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the United Kingdom, living on the date hereof.

Unless the Certificate of Authentication on this Certificate has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Certificate Administrator has caused this [Class X-B] Certificate to be duly executed.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Certificate Administrator

By:_____
             Authorized Signatory


Certificate of Authentication

This is one of the [Class X-B] Certificates referred to in the Pooling and Servicing Agreement.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Authenticating Agent

By:_____
             Authorized Signatory


EXHIBIT A-17

FORM OF [CLASS X-C] [RULE 144A][1] [REG S][2] CERTIFICATE

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][3]

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR FOREIGN SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS, AND ONLY (A)(1) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (2) FOR SO LONG AS THIS CERTIFICATE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"), TO AN INSTITUTIONAL INVESTOR THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" WITHIN THE MEANING OF RULE 144A ("QUALIFIED INSTITUTIONAL BUYER"), PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER, WHOM THE HOLDER HAS INFORMED, IN EACH CASE, THAT THE REOFFER, RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (3) TO AN INSTITUTIONAL "ACCREDITED INVESTOR," WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT OR ANY ENTITY IN WHICH ALL OF THE EQUITY OWNERS ARE SUCH ACCREDITED INVESTORS, OR (4) TO INSTITUTIONS THAT ARE A NON-"U.S. PERSON" IN AN "OFFSHORE TRANSACTION," AS SUCH TERMS ARE DEFINED IN, AND IN ACCORDANCE WITH RULE 903 OR RULE 904 OF, REGULATION S UNDER THE SECURITIES ACT, AND (B) IN ACCORDANCE WITH ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

---

[1] For Rule 144A Global Certificates only.
[2] For Reg S Global Certificates only.
[3] Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

ANY HOLDER DESIRING TO EFFECT A TRANSFER OF THIS CERTIFICATE SHALL, AND DOES HEREBY AGREE TO, INDEMNIFY THE CERTIFICATE REGISTRAR, THE CERTIFICATE ADMINISTRATOR, THE TRUSTEE, THE MASTER SERVICER AND THE DEPOSITOR AGAINST ANY LOSS, LIABILITY OR EXPENSE THAT MAY RESULT IF THE TRANSFER IS NOT EXEMPT FROM THE SECURITIES ACT OR IS NOT MADE IN ACCORDANCE WITH FEDERAL AND STATE LAWS.

THIS CERTIFICATE DOES NOT REPRESENT AN OBLIGATION OF OR INTEREST IN THE DEPOSITOR, THE ORIGINATOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE CERTIFICATE ADMINISTRATOR, THE CERTIFICATE REGISTRAR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THE CERTIFICATES NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

THE HOLDERS OF THIS [CLASS X-C] CERTIFICATE WILL BE ENTITLED ONLY TO DISTRIBUTIONS OF INTEREST ON THE NOTIONAL BALANCE OF THE [CLASS X-C] CERTIFICATES AND WILL NOT BE ENTITLED TO ANY DISTRIBUTIONS WITH RESPECT TO PRINCIPAL. THE NOTIONAL BALANCE OF THE [CLASS X-C] CERTIFICATES IS EQUAL TO AN AMOUNT AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW. ACCORDINGLY, THE OUTSTANDING NOTIONAL BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL NOTIONAL BALANCE SET FORTH BELOW.

TRANSFERS AND EXCHANGES OF PORTIONS OF THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS AS PROVIDED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.

THIS CERTIFICATE SHOULD NOT BE PURCHASED BY A TRANSFEREE THAT IS (A) AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT, INCLUDING AN INDIVIDUAL RETIREMENT ACCOUNT OR A KEOGH PLAN, WHICH IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), OR A GOVERNMENTAL PLAN, AS DEFINED IN SECTION 3(32) OF ERISA, OR OTHER PLAN SUBJECT TO ANY FEDERAL, STATE OR LOCAL LAW ("SIMILAR LAW") WHICH IS TO A MATERIAL EXTENT SIMILAR TO THE FOREGOING PROVISIONS OF ERISA OR THE CODE (EACH, A "PLAN"), OR (B) A COLLECTIVE INVESTMENT FUND WHOSE UNDERLYING ASSETS INCLUDE PLAN ASSETS BY REASON OF A PLAN'S INVESTMENT IN THE COLLECTIVE INVESTMENT FUND (PURSUANT TO U.S. DEPARTMENT OF LABOR REGULATION SECTION 2510.3-101, AS MODIFIED BY SECTION 3(42) OF ERISA), AN INSURANCE COMPANY USING ASSETS OF SEPARATE ACCOUNTS OR GENERAL ACCOUNTS WHICH INCLUDE ASSETS OF PLANS (OR WHICH ARE DEEMED PURSUANT TO ERISA OR ANY SIMILAR LAW

TO INCLUDE ASSETS OF PLANS) OR OTHER PERSON ACTING ON BEHALF OF ANY SUCH PLAN OR USING THE ASSETS OF ANY SUCH PLAN, OTHER THAN AN INSURANCE COMPANY USING THE ASSETS OF ITS GENERAL ACCOUNT UNDER CIRCUMSTANCES WHEREBY SUCH PURCHASE AND THE SUBSEQUENT HOLDING OF SUCH CERTIFICATE BY SUCH INSURANCE COMPANY WOULD BE EXEMPT FROM THE PROHIBITED TRANSACTION PROVISIONS OF SECTIONS 406 AND 407 OF ERISA, AND CODE SECTION 4975 UNDER SECTIONS I AND III OF PTCE 95-60 OR A SUBSTANTIALLY SIMILAR EXEMPTION UNDER SIMILAR LAW. TRANSFEREES OF THIS CERTIFICATE TAKING DELIVERY IN CERTIFICATED FORM SHALL BE REQUIRED EITHER (I) TO DELIVER A LETTER IN THE FORM ATTACHED TO THE POOLING AND SERVICING AGREEMENT TO SUCH EFFECT, OR (II) IN THE EVENT THE TRANSFEREE IS SUCH AN ENTITY SPECIFIED IN (A) OR (B) ABOVE, SUCH ENTITY SHALL PROVIDE ANY OPINIONS OF COUNSEL, OFFICERS' CERTIFICATES OR AGREEMENTS AS MAY BE REQUIRED BY, AND IN FORM AND SUBSTANCE SATISFACTORY TO, THE DEPOSITOR, THE CERTIFICATE ADMINISTRATOR AND THE CERTIFICATE REGISTRAR, TO THE EFFECT THAT THE PURCHASE AND HOLDING OF THE CERTIFICATES BY OR ON BEHALF OF A PLAN WILL NOT CONSTITUTE OR RESULT IN A NON EXEMPT PROHIBITED TRANSACTION WITHIN THE MEANING OF SECTION 406 OR 407 OF ERISA OR CODE SECTION 4975 (OR SIMILAR VIOLATION OF SIMILAR LAW), AND WILL NOT SUBJECT THE MASTER SERVICER, THE SPECIAL SERVICER, THE DEPOSITOR, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR THE CERTIFICATE REGISTRAR TO ANY OBLIGATION OR LIABILITY. THE TRANSFEREE OF A BENEFICIAL INTEREST IN A "GLOBAL CERTIFICATE" THAT IS A "RESTRICTED CERTIFICATE" (EACH AS DEFINED IN THE POOLING AND SERVICING AGREEMENT) SHALL BE DEEMED TO REPRESENT THAT IT IS NOT A PLAN OR A PERSON ACTING ON BEHALF OF ANY PLAN OR USING THE ASSETS OF ANY PLAN TO ACQUIRE SUCH INTEREST, OTHER THAN AN INSURANCE COMPANY USING THE ASSETS OF ITS GENERAL ACCOUNT UNDER CIRCUMSTANCES WHEREBY SUCH PURCHASE AND THE SUBSEQUENT HOLDING OF SUCH CERTIFICATE BY SUCH INSURANCE COMPANY WOULD BE EXEMPT FROM THE PROHIBITED TRANSACTION PROVISIONS OF SECTIONS 406 AND 407 OF ERISA, AND CODE SECTION 4975 UNDER SECTIONS I AND III OF PTCE 95-60, OR A SUBSTANTIALLY SIMILAR EXEMPTION UNDER SIMILAR LAW.

FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED.

[THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT AND, PRIOR TO THE DATE THAT IS 40 DAYS AFTER THE OFFERING OF THE CERTIFICATES, MAY NOT BE

OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO A U.S. PERSON EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.][4]

---

[4] For Reg S Global Certificates only.

[NAME OF ISSUING ENTITY]
COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES, [CLASS X-C]

[Class X-C] Pass-Through Rate: Variable

CUSIP: [_____]⁵
[_____]⁶
[_____]⁷

ISIN: [_____]⁸
[_____]⁹
[_____]¹⁰

Original Aggregate Notional Balance of the [Class X-C] Certificates: $[_____]

Initial Notional Balance of this Certificate: $[_____]

First Distribution Date: [_____], 20[__]

Cut-off Date: The close of business on the later of the related due date for each Mortgage Loan in [_____] 20[__] and the date of origination of such Mortgage Loan

Assumed Final Distribution Date: [_____], 20[__]

No.: [X-C]-[__]

This certifies that [_____] is the registered owner of a beneficial ownership interest in a Trust Fund, including the distributions to be made with respect to the [Class X-C] Certificates. The Trust Fund, described more fully below, consists primarily of a pool of Mortgage Loans secured by first liens on commercial, multifamily and manufactured housing community properties and held in trust by the Trustee and serviced by the Master Servicer. The Trust Fund was created, and the Mortgage Loans are to be serviced, pursuant to the Pooling and Servicing Agreement (as defined below). The Holder of this Certificate, by virtue of the acceptance hereof, assents to the terms, provisions and conditions of the Pooling and Servicing Agreement and is bound thereby.

The Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), between the Depositor, [_____], as master servicer (in such capacity, the "Master Servicer"), [_____], as special servicer (the "Special Servicer"), [_____], as trustee (the "Trustee"), [_____], as certificate administrator (in such capacity, the "Certificate Administrator"), paying agent and custodian, [_____], as operating advisor (the

---

⁵ For Rule 144A Certificates

⁶ For Regulation S Certificates

⁷ For IAI Certificates

⁸ For Rule 144A Certificates

⁹ For Regulation S Certificates

¹⁰ For IAI Certificates

"Operating Advisor"), and [_____], as asset representations reviewer (the "Asset Representations Reviewer") evidences the issuance of the Class [_____] Certificates (the "Certificates"; the Holders of Certificates issued under the Pooling and Servicing Agreement are collectively referred to herein as "Certificateholders"). This Certificate is issued pursuant to, and in accordance with, the terms of the Pooling and Servicing Agreement. To the extent not defined herein, capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

The Certificate Administrator makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans and has executed this Certificate in its limited capacity as Certificate Administrator under the Pooling and Servicing Agreement. In the event that there is any conflict between any provision of this Certificate and any provision of the Pooling and Servicing Agreement, such provision of this Certificate shall be superseded to the extent of such inconsistency.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator, or the Paying Agent on behalf of the Certificate Administrator, will distribute (other than the final distribution on any Certificate), on the [____] Business Day after each Determination Date (each such date, a "Distribution Date") an amount equal to such Person's pro rata share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of interest then distributable, if any, allocable to the [Class X-C] Certificates for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. "Determination Date" is defined in the Pooling and Servicing Agreement as the sixth day of each month, or if such sixth day is not a Business Day, then the next Business Day, commencing in [_____] 20[__]. Holders of this Certificate may be entitled to Prepayment Premiums and Yield Maintenance Charges as provided in the Pooling and Servicing Agreement.

During each Interest Accrual Period (as defined below), interest on the [Class X-C] Certificates will be calculated based on a 360-day year consisting of twelve 30-day months on the outstanding Notional Balance hereof.

Interest accrued on this Certificate during an Interest Accrual Period, plus the aggregate unpaid Interest Shortfall with respect to this Certificate, if any, will be payable on the related Distribution Date to the extent provided in the Pooling and Servicing Agreement. The "Interest Accrual Period" means, with respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs. Each Interest Accrual Period is assumed to consist of 30 days.

All distributions (other than the final distribution on any Certificate) will be made by the Paying Agent to the Persons in whose names the Certificates are registered at the close of

business on each Record Date, which will be the close of business on the last Business Day of the calendar month preceding the month in which such Distribution Date occurs. Such distributions shall be made on each Distribution Date other than the Termination Date to each Certificateholder of record on the related Record Date, by wire transfer of immediately available funds to the account of such Holder at a bank or other entity located in the United States and having appropriate facilities therefor if such Holder shall have provided the Paying Agent with wire instructions in writing at least five Business Days prior to the related Record Date, or, otherwise, by check mailed by first-class mail to the address set forth therefor in the Certificate Register. The final distribution on each Certificate shall be made in like manner, but only upon presentment and surrender of such Certificate at the office of the Certificate Administrator or its agent (which may be the Paying Agent or the Certificate Registrar acting as such agent) that is specified in the notice to Holders of such final distribution.

Any funds not distributed on the Termination Date because of the failure of any Certificateholders to tender their Certificates shall, on such date, be set aside and held in trust for the benefit of the appropriate non-tendering Certificateholders. If any Certificates as to which notice of the Termination Date has been given pursuant to the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders, at their last addresses shown in the Certificate Register, to surrender their Certificates for cancellation in order to receive, from such funds held, the final distribution with respect thereto. If within one year after the second notice not all of such Certificates shall have been surrendered for cancellation, the Certificate Administrator may, directly or through an agent, take appropriate steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates. The costs and expenses of holding such funds in trust and of contacting such Certificateholders shall be paid out of such funds. If within two years after the second notice any such Certificates shall not have been surrendered for cancellation, the Paying Agent shall pay to the Certificate Administrator all amounts distributable to the Holders thereof, and the Certificate Administrator shall thereafter hold such amounts for the benefit of such Holders until the earlier of (i) its termination as Certificate Administrator under the Pooling and Servicing Agreement and the transfer of such amounts to a successor certificate administrator and (ii) the termination of the Trust Fund and distribution of such amounts to the Residual Certificateholders. No interest shall accrue or be payable to any Certificateholder on any amount held as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with the Pooling and Servicing Agreement. Such funds held by the Certificate Administrator may be invested under certain circumstances, and all income and gain realized from investment of such funds shall accrue for its benefit.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries in respect of the Mortgage Loans, as more specifically set forth herein and in the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement, the Trust Fund includes (in each case, to the extent of the Trust Fund's interest therein and specifically excluding any interest of any Serviced Companion Loan Noteholder therein) (i) such Mortgage Loans as from time to time are subject to the Pooling and Servicing Agreement, together with the Mortgage

Files relating thereto; (ii) all scheduled or unscheduled payments on or collections in respect of the Mortgage Loans due after the Cut-off Date; (iii) the Trust Fund's interest in any REO Property; (iv) all revenues received in respect of any REO Property; (v) any Assignments of Leases, Rents and Profits and any security agreements related to the Mortgage Loans; (vi) any indemnities or guaranties given as additional security for any Mortgage Loans; (vii) a security interest in all assets deposited in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and Reserve Accounts; (viii) the Loss of Value Reserve Fund; (ix) the Collection Account, the Serviced Whole Loan Collection Accounts, the Distribution Accounts, any Excess Liquidation Proceeds Account, the Interest Reserve Account and the Trust's interest in any REO Account, including any amounts on deposit therein, assets credited thereto and any reinvestment income, as applicable; (x) a security interest in any environmental indemnity agreements relating to the Mortgaged Properties; (xi) a security interest in all insurance policies with respect to the Mortgage Loans and the Mortgaged Properties; (xii) the rights and remedies under the Mortgage Loan Purchase Agreements relating to document delivery requirements with respect to the Mortgage Loans and the representations and warranties of the related Mortgage Loan Seller regarding its Mortgage Loans; (xiii) the Lower-Tier Regular Interests and the Class [EC] Regular Interests, (xiv) the Interest Deposit Amounts and (xv) the proceeds of the foregoing (other than any interest earned on deposits in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and any Reserve Accounts, to the extent such interest belongs to the related Borrower). As provided in the Pooling and Servicing Agreement, withdrawals may be made from certain of the above accounts for purposes other than distributions to Certificateholders.

This Certificate does not purport to summarize the Pooling and Servicing Agreement, and reference is made to the Pooling and Servicing Agreement for the interests, rights, benefits, obligations and duties evidenced hereby, and the limitations thereon, and the rights, duties and immunities of the Certificate Administrator.

As provided in the Pooling and Servicing Agreement and subject to certain limitations set forth therein, this Certificate is transferable or exchangeable only upon surrender of this Certificate to the Certificate Registrar at its offices together with an assignment and transfer (executed by the Holder or his duly authorized attorney), subject to the requirements in Article V of the Pooling and Servicing Agreement. Upon surrender for registration of transfer of this Certificate, subject to the requirements Article V of the Pooling and Servicing Agreement, the Certificate Administrator shall execute and the Authenticating Agent shall duly authenticate in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations of a like aggregate denomination as the Certificate being surrendered. Such Certificates shall be delivered by the Certificate Registrar in accordance with Article V of the Pooling and Servicing Agreement.

Prior to due presentation of this Certificate for registration of transfer, the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent and any agent of any of them may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent or any agent of any of them shall be affected by notice or knowledge to the contrary.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.02 of the Pooling and Servicing Agreement other than for transfers to Institutional Accredited Investors as provided in Section 5.02(h) of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the transferor shall reimburse the Trust Fund for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer.

The Pooling and Servicing Agreement or any Custodial Agreement may be amended at any time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee without the consent of any of the Certificateholders or any Serviced Companion Loan Noteholders, (i) to cure any ambiguity or to correct any manifest error; (ii) to cause the provisions of the Pooling and Servicing Agreement or any Custodial Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus or Private Placement Memorandum with respect to the Certificates, the Trust or the Pooling and Servicing Agreement or to correct or supplement any provisions of the Pooling and Servicing Agreement or any Custodial Agreement which may be defective or inconsistent with any other provisions of the Pooling and Servicing Agreement or any Custodial Agreement; (iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment; (iv) to modify, eliminate or add to any of its provisions to such extent as shall be necessary to maintain the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any Certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the Trust Fund or any Trust REMIC or the Grantor Trust that would be a claim against the Trust Fund or any Trust REMIC or the Grantor Trust; provided that the Trustee and the Certificate Administrator have received an Opinion of Counsel (at the expense of the party requesting such amendment) to the effect that (a) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (b) such action will not adversely affect in any material respect the interests of any Certificateholder or Companion Loan Noteholder; (v) to modify, eliminate or add to the provisions any provision hereof restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Trust Fund, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person; (vi) to revise or add any other provisions with respect to matters or questions arising under this Agreement or any other change; provided that the required action shall not adversely affect in any material respect the interests of any Certificateholder (including, with respect to the AB Whole Loan, the Holders of the [LOAN-SPECIFIC CLASS]

Certificates) or any holder of a Serviced Pari Passu Companion Loan not consenting thereto as evidenced in writing by an Opinion of Counsel, at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (vii) to amend or supplement any provision hereof to the extent necessary to maintain the then-current ratings assigned to each Class of Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); provided that such amendment or supplement shall not adversely affect in any material respect the interests of any Certificateholder not consenting thereto as evidenced by an Opinion of Counsel; (viii) to modify the provisions of Section 3.06 and Section 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an Opinion of Counsel and (c) each Rating Agency has delivered a Rating Agency Confirmation and, with regard to any class of Serviced Companion Loan Securities, the applicable rating agencies have delivered a confirmation that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (ix) to modify the procedures of this Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that such amendment shall not adversely affect in any material respects the interests of any Certificateholders, as evidenced by (x) an Opinion of Counsel or (y) if any Certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such Certificates; and provided, further, that the Certificate Administrator shall give notice of any such amendment to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's Website and the Certificate Administrator shall post such notice to the Certificate Administrator's Website; and (x) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of this Agreement to such extent as shall be necessary to (A) effect the qualification of this Agreement under the TIA or under any similar federal statute hereafter enacted and to add to this Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform this Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (x) shall be at the sole cost and expense of the Depositor. Such amendment (a) shall not materially increase the obligations of the Depositor, the Trustee, the Paying Agent, the Certificate Administrator, the Operating

Advisor, the Asset Representations Reviewer, the 17g-5 Information Provider, the Master Servicer or the Special Servicer without such party's consent; and (b) shall not adversely affect in any material respect the interests of any Certificateholder or Serviced Companion Loan Noteholder not consenting thereto, as evidenced in the case of clauses (iii) through (x) above by (x) an Opinion of Counsel or (y) solely in the case of a Certificateholder of a rated Class, receipt of a Rating Agency Confirmation from each applicable Rating Agency. In no event shall any such amendment cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC or the Grantor Trust to fail to qualify as a grantor trust.

The Pooling and Servicing Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee with the prior written consent of the Holders of Certificates representing not less than 66-2/3% of the Percentage Interests of each Class of Certificates affected thereby (without regard to Certificates held by the Depositor, any of the Depositor's Affiliates and/or agents) and each Serviced Companion Loan Noteholder affected thereby for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or modifying in any manner the rights of the Certificateholders or the Serviced Companion Loan Noteholders; provided, that no such amendment may:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Serviced Whole Loans which are required to be distributed on any Certificate, without the consent of the Holders of Certificates representing all of the Percentage Interests of the Class or Classes affected thereby or which are required to be distributed to any Serviced Companion Loan Noteholders;

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN-SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then-outstanding or such Companion Holders, as applicable;

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding;

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary hereunder, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of

its then-current ratings of any securities related to a Companion Loan, if any (<u>provided</u> that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee, at any time and from time to time, without the consent of the Certificateholders or, if applicable, the Serviced Companion Loan Noteholders, may amend the Pooling and Servicing Agreement to modify, eliminate or add to any of its provisions (i) to such extent as shall be necessary to maintain the qualification of Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC as a REMIC or the qualification of the Grantor Trust as a grantor trust, or to prevent the imposition of any additional material state or local taxes, at all times that any Certificates are outstanding; *provided*, that such action, as evidenced by an Opinion of Counsel (obtained at the expense of the Trust Fund), is necessary or helpful to maintain such qualification or to prevent the imposition of any such taxes, and would not adversely affect in any material respect the interest of any Certificateholder or if applicable, any Serviced Companion Loan Noteholder or (ii) to the extent necessary to comply with the Investment Company Act of 1940, as amended, the Exchange Act, Regulation AB, and/or any related regulatory actions and/or interpretations.

The Certificateholder owning a majority of the Percentage Interests in the Controlling Class and, if no such Certificateholder exercises such option, the Special Servicer, and if the Special Servicer does not exercise such option, the Master Servicer may effect an early termination of the Trust Fund, upon not less than 30 days' prior Notice of Termination given to the Trustee, the Special Servicer and the Master Servicer any time specifying the Anticipated Termination Date, which shall be on or after the Early Termination Notice Date (defined as any date as of which the aggregate Stated Principal Balance of the Mortgage Loans is less than 1.0% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date) by purchasing on such date all, but not less than all, of the Mortgage Loans (including the Trust Subordinate Companion Loan) then included in the Trust Fund, and the Trust's interest in all property acquired in respect of any Mortgage Loan, at a purchase price, payable in cash, equal to the sum of, without duplication:

(A)   100% of the Stated Principal Balance of each Mortgage Loan included in the Trust as of the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of principal);

(B)   the fair market value of all other property included in the Trust Fund as of the last day of the month preceding such Anticipated Termination Date, as determined by an Independent appraiser acceptable to the Master Servicer as of a date not more than 30 days prior to the last day of the month preceding such Distribution Date;

(C)   all unpaid interest accrued on the unpaid balance of each Mortgage Loan (including any Mortgage Loan as to which title to the related Mortgaged Property has been acquired) at the Mortgage Rate to the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of interest); and

(D)   the aggregate amount of unreimbursed Advances, with interest thereon at the Advance Rate, and unpaid Servicing Compensation, Special Servicing Compensation, Operating Advisor Fees, Certificate Administrator/Trustee Fees, the CREFC® Intellectual Property Royalty License Fees and Trust Fund expenses.

In addition, the Pooling and Servicing Agreement provides that following the date on which the Class [_____] Notional Amount, the Class [_____] Notional Amount and the aggregate Certificate Balance of the Class [_____] Certificates is reduced to zero, the Sole Certificateholder shall have the right to exchange all of the then-outstanding Certificates (other than (i) the Class [_____] Certificates if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [_____] Certificates pursuant to the definition of "Sole Certificateholder" and (ii) the [ARD CLASS] and Class [R] Certificates) for all of the Mortgage Loans and each REO Property remaining in the Trust Fund as contemplated by clause (ii) of Section 9.01(a) of the Pooling and Servicing Agreement by giving written notice to all the parties to the Pooling and Servicing Agreement no later than 60 days prior to the anticipated date of exchange.

All costs and expenses incurred by any and all parties to the Pooling and Servicing Agreement or by the Trust Fund in connection with the purchase of the Mortgage Loans and the other assets of the Trust Fund pursuant to Section 9.01(c) of the Pooling and Servicing Agreement shall be borne by the party exercising its purchase rights thereunder. The Trustee and the Certificate Administrator shall be entitled to rely conclusively on any determination made by an Independent appraiser pursuant to Section 9.01(c) of the Pooling and Servicing Agreement.

The respective obligations and responsibilities of the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee created by the Pooling and Servicing Agreement with respect to the Certificates (other than the obligations of the Certificate Administrator to make certain payments and to send certain notices to Certificateholders as set forth in the Pooling and Servicing Agreement) shall terminate upon payment (or provision for payment) to the Certificateholders and the Serviced Companion Loan Noteholders of all amounts held by or on behalf of the Trustee, the Certificate Administrator and the Master Servicer, as the case may be, required under the Pooling and Servicing Agreement to be so paid on the Distribution Date following the earlier to occur of (i) the purchase of the Mortgage Loans and all other property held by the Trust Fund in accordance with Section 9.01(c) of the Pooling and Servicing Agreement; (ii) the exchange by the Sole Certificateholder of its Certificates for the Mortgage Loans in accordance with Section 9.01(g) of the Pooling and Servicing Agreement; and (iii) the later of (a) the receipt or collection of the last payment due on any Mortgage Loan or Trust

Subordinate Companion Loan included in the Trust Fund, or (b) the liquidation and disposition pursuant to the Pooling and Servicing Agreement of the last asset held by the Trust Fund; provided that in no event shall the trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the United Kingdom, living on the date hereof.

Unless the Certificate of Authentication on this Certificate has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Certificate Administrator has caused this [Class X-C] Certificate to be duly executed.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Certificate Administrator

By:_____

Authorized Signatory



Certificate of Authentication


This is one of the [Class X-C] Certificates referred to in the Pooling and Servicing Agreement.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Authenticating Agent

By:_____

Authorized Signatory


EXHIBIT A-18

FORM OF [CLASS X-D] [RULE 144A][1] [REG S][2] CERTIFICATE

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][3]

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR FOREIGN SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS, AND ONLY (A)(1) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (2) FOR SO LONG AS THIS CERTIFICATE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"), TO AN INSTITUTIONAL INVESTOR THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" WITHIN THE MEANING OF RULE 144A ("QUALIFIED INSTITUTIONAL BUYER"), PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER, WHOM THE HOLDER HAS INFORMED, IN EACH CASE, THAT THE REOFFER, RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (3) TO AN INSTITUTIONAL "ACCREDITED INVESTOR," WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT OR ANY ENTITY IN WHICH ALL OF THE EQUITY OWNERS ARE SUCH ACCREDITED INVESTORS, OR (4) TO INSTITUTIONS THAT ARE A NON-"U.S. PERSON" IN AN "OFFSHORE TRANSACTION," AS SUCH TERMS ARE DEFINED IN, AND IN ACCORDANCE WITH RULE 903 OR RULE 904 OF, REGULATION S UNDER THE SECURITIES ACT, AND (B) IN ACCORDANCE WITH ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

---

[1] For Rule 144A Global Certificates only.
[2] For Reg S Global Certificates only.
[3] Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

ANY HOLDER DESIRING TO EFFECT A TRANSFER OF THIS CERTIFICATE SHALL, AND DOES HEREBY AGREE TO, INDEMNIFY THE CERTIFICATE REGISTRAR, THE CERTIFICATE ADMINISTRATOR, THE TRUSTEE, THE MASTER SERVICER AND THE DEPOSITOR AGAINST ANY LOSS, LIABILITY OR EXPENSE THAT MAY RESULT IF THE TRANSFER IS NOT EXEMPT FROM THE SECURITIES ACT OR IS NOT MADE IN ACCORDANCE WITH FEDERAL AND STATE LAWS.

THIS CERTIFICATE DOES NOT REPRESENT AN OBLIGATION OF OR INTEREST IN THE DEPOSITOR, THE ORIGINATOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE CERTIFICATE ADMINISTRATOR, THE CERTIFICATE REGISTRAR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THE CERTIFICATES NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

THE HOLDERS OF THIS [CLASS X-D] CERTIFICATE WILL BE ENTITLED ONLY TO DISTRIBUTIONS OF INTEREST ON THE NOTIONAL BALANCE OF THE [CLASS X-D] CERTIFICATES AND WILL NOT BE ENTITLED TO ANY DISTRIBUTIONS WITH RESPECT TO PRINCIPAL. THE NOTIONAL BALANCE OF THE [CLASS X-D] CERTIFICATES IS EQUAL TO AN AMOUNT AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW. ACCORDINGLY, THE OUTSTANDING NOTIONAL BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL NOTIONAL BALANCE SET FORTH BELOW.

TRANSFERS AND EXCHANGES OF PORTIONS OF THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS AS PROVIDED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.

THIS CERTIFICATE SHOULD NOT BE PURCHASED BY A TRANSFEREE THAT IS (A) AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT, INCLUDING AN INDIVIDUAL RETIREMENT ACCOUNT OR A KEOGH PLAN, WHICH IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), OR A GOVERNMENTAL PLAN, AS DEFINED IN SECTION 3(32) OF ERISA, OR OTHER PLAN SUBJECT TO ANY FEDERAL, STATE OR LOCAL LAW ("SIMILAR LAW") WHICH IS TO A MATERIAL EXTENT SIMILAR TO THE FOREGOING PROVISIONS OF ERISA OR THE CODE (EACH, A "PLAN"), OR (B) A COLLECTIVE INVESTMENT FUND WHOSE UNDERLYING ASSETS INCLUDE PLAN ASSETS BY REASON OF A PLAN'S INVESTMENT IN THE COLLECTIVE INVESTMENT FUND (PURSUANT TO U.S. DEPARTMENT OF LABOR REGULATION SECTION 2510.3-101, AS MODIFIED BY SECTION 3(42) OF ERISA), AN INSURANCE COMPANY USING ASSETS OF SEPARATE ACCOUNTS OR GENERAL ACCOUNTS WHICH INCLUDE ASSETS OF PLANS (OR WHICH ARE DEEMED PURSUANT TO ERISA OR ANY SIMILAR LAW

TO INCLUDE ASSETS OF PLANS) OR OTHER PERSON ACTING ON BEHALF OF ANY SUCH PLAN OR USING THE ASSETS OF ANY SUCH PLAN, OTHER THAN AN INSURANCE COMPANY USING THE ASSETS OF ITS GENERAL ACCOUNT UNDER CIRCUMSTANCES WHEREBY SUCH PURCHASE AND THE SUBSEQUENT HOLDING OF SUCH CERTIFICATE BY SUCH INSURANCE COMPANY WOULD BE EXEMPT FROM THE PROHIBITED TRANSACTION PROVISIONS OF SECTIONS 406 AND 407 OF ERISA, AND CODE SECTION 4975 UNDER SECTIONS I AND III OF PTCE 95-60 OR A SUBSTANTIALLY SIMILAR EXEMPTION UNDER SIMILAR LAW. TRANSFEREES OF THIS CERTIFICATE TAKING DELIVERY IN CERTIFICATED FORM SHALL BE REQUIRED EITHER (I) TO DELIVER A LETTER IN THE FORM ATTACHED TO THE POOLING AND SERVICING AGREEMENT TO SUCH EFFECT, OR (II) IN THE EVENT THE TRANSFEREE IS SUCH AN ENTITY SPECIFIED IN (A) OR (B) ABOVE, SUCH ENTITY SHALL PROVIDE ANY OPINIONS OF COUNSEL, OFFICERS' CERTIFICATES OR AGREEMENTS AS MAY BE REQUIRED BY, AND IN FORM AND SUBSTANCE SATISFACTORY TO, THE DEPOSITOR, THE CERTIFICATE ADMINISTRATOR AND THE CERTIFICATE REGISTRAR, TO THE EFFECT THAT THE PURCHASE AND HOLDING OF THE CERTIFICATES BY OR ON BEHALF OF A PLAN WILL NOT CONSTITUTE OR RESULT IN A NON EXEMPT PROHIBITED TRANSACTION WITHIN THE MEANING OF SECTION 406 OR 407 OF ERISA OR CODE SECTION 4975 (OR SIMILAR VIOLATION OF SIMILAR LAW), AND WILL NOT SUBJECT THE MASTER SERVICER, THE SPECIAL SERVICER, THE DEPOSITOR, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR THE CERTIFICATE REGISTRAR TO ANY OBLIGATION OR LIABILITY. THE TRANSFEREE OF A BENEFICIAL INTEREST IN A "GLOBAL CERTIFICATE" THAT IS A "RESTRICTED CERTIFICATE" (EACH AS DEFINED IN THE POOLING AND SERVICING AGREEMENT) SHALL BE DEEMED TO REPRESENT THAT IT IS NOT A PLAN OR A PERSON ACTING ON BEHALF OF ANY PLAN OR USING THE ASSETS OF ANY PLAN TO ACQUIRE SUCH INTEREST, OTHER THAN AN INSURANCE COMPANY USING THE ASSETS OF ITS GENERAL ACCOUNT UNDER CIRCUMSTANCES WHEREBY SUCH PURCHASE AND THE SUBSEQUENT HOLDING OF SUCH CERTIFICATE BY SUCH INSURANCE COMPANY WOULD BE EXEMPT FROM THE PROHIBITED TRANSACTION PROVISIONS OF SECTIONS 406 AND 407 OF ERISA, AND CODE SECTION 4975 UNDER SECTIONS I AND III OF PTCE 95-60, OR A SUBSTANTIALLY SIMILAR EXEMPTION UNDER SIMILAR LAW.

FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED.

[THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT AND, PRIOR TO THE DATE THAT IS 40 DAYS AFTER THE OFFERING OF THE CERTIFICATES, MAY NOT BE

OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO A U.S. PERSON EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.][4]

---

[4] For Reg S Global Certificates only.

[Class X-D] Pass-Through Rate: Variable

CUSIP: [_____]⁵
[_____]⁶
[_____]⁷

ISIN: [_____]⁸
[_____]⁹
[_____]¹⁰

Original Aggregate Notional Balance of the [Class X-D] Certificates: $[_____]

Initial Notional Balance of this Certificate: $[_____]

First Distribution Date: [_____], 20[__]

Cut-off Date: The close of business on the later of the related due date for each Mortgage Loan in [_____] 20[__] and the date of origination of such Mortgage Loan

Assumed Final Distribution Date: [_____], 20[__]

No.: [X-D]-[__]

This certifies that [_____] is the registered owner of a beneficial ownership interest in a Trust Fund, including the distributions to be made with respect to the [Class X-D] Certificates. The Trust Fund, described more fully below, consists primarily of a pool of Mortgage Loans secured by first liens on commercial, multifamily and manufactured housing community properties and held in trust by the Trustee and serviced by the Master Servicer. The Trust Fund was created, and the Mortgage Loans are to be serviced, pursuant to the Pooling and Servicing Agreement (as defined below). The Holder of this Certificate, by virtue of the acceptance hereof, assents to the terms, provisions and conditions of the Pooling and Servicing Agreement and is bound thereby.

The Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), between the Depositor, [_____], as master servicer (in such capacity, the "Master Servicer"), [_____], as special servicer (the "Special Servicer"), [_____], as trustee (the "Trustee"), [_____], as certificate administrator (in such capacity, the "Certificate Administrator"), paying agent and custodian, [_____], as operating advisor (the "Operating Advisor"), and [_____], as asset representations reviewer (the "Asset

---

⁵ For Rule 144A Certificates

⁶ For Regulation S Certificates

⁷ For IAI Certificates

⁸ For Rule 144A Certificates

⁹ For Regulation S Certificates

¹⁰ For IAI Certificates

Representations Reviewer") evidences the issuance of the Class [_____] Certificates (the "Certificates"; the Holders of Certificates issued under the Pooling and Servicing Agreement are collectively referred to herein as "Certificateholders"). This Certificate is issued pursuant to, and in accordance with, the terms of the Pooling and Servicing Agreement. To the extent not defined herein, capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

The Certificate Administrator makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans and has executed this Certificate in its limited capacity as Certificate Administrator under the Pooling and Servicing Agreement. In the event that there is any conflict between any provision of this Certificate and any provision of the Pooling and Servicing Agreement, such provision of this Certificate shall be superseded to the extent of such inconsistency.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator, or the Paying Agent on behalf of the Certificate Administrator, will distribute (other than the final distribution on any Certificate), on the [_____] Business Day after each Determination Date (each such date, a "Distribution Date") an amount equal to such Person's pro rata share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of interest then distributable, if any, allocable to the [Class X-D] Certificates for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. "Determination Date" is defined in the Pooling and Servicing Agreement as the sixth day of each month, or if such sixth day is not a Business Day, then the next Business Day, commencing in [_____] 20[__]. Holders of this Certificate may be entitled to Prepayment Premiums and Yield Maintenance Charges as provided in the Pooling and Servicing Agreement.

During each Interest Accrual Period (as defined below), interest on the [Class X-D] Certificates will be calculated based on a 360-day year consisting of twelve 30-day months on the outstanding Notional Balance hereof.

Interest accrued on this Certificate during an Interest Accrual Period, plus the aggregate unpaid Interest Shortfall with respect to this Certificate, if any, will be payable on the related Distribution Date to the extent provided in the Pooling and Servicing Agreement. The "Interest Accrual Period" means, with respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs. Each Interest Accrual Period is assumed to consist of 30 days.

All distributions (other than the final distribution on any Certificate) will be made by the Paying Agent to the Persons in whose names the Certificates are registered at the close of business on each Record Date, which will be the close of business on the last Business Day of

the calendar month preceding the month in which such Distribution Date occurs. Such distributions shall be made on each Distribution Date other than the Termination Date to each Certificateholder of record on the related Record Date, by wire transfer of immediately available funds to the account of such Holder at a bank or other entity located in the United States and having appropriate facilities therefor if such Holder shall have provided the Paying Agent with wire instructions in writing at least five Business Days prior to the related Record Date, or, otherwise, by check mailed by first-class mail to the address set forth therefor in the Certificate Register. The final distribution on each Certificate shall be made in like manner, but only upon presentment and surrender of such Certificate at the office of the Certificate Administrator or its agent (which may be the Paying Agent or the Certificate Registrar acting as such agent) that is specified in the notice to Holders of such final distribution.

Any funds not distributed on the Termination Date because of the failure of any Certificateholders to tender their Certificates shall, on such date, be set aside and held in trust for the benefit of the appropriate non-tendering Certificateholders. If any Certificates as to which notice of the Termination Date has been given pursuant to the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders, at their last addresses shown in the Certificate Register, to surrender their Certificates for cancellation in order to receive, from such funds held, the final distribution with respect thereto. If within one year after the second notice not all of such Certificates shall have been surrendered for cancellation, the Certificate Administrator may, directly or through an agent, take appropriate steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates. The costs and expenses of holding such funds in trust and of contacting such Certificateholders shall be paid out of such funds. If within two years after the second notice any such Certificates shall not have been surrendered for cancellation, the Paying Agent shall pay to the Certificate Administrator all amounts distributable to the Holders thereof, and the Certificate Administrator shall thereafter hold such amounts for the benefit of such Holders until the earlier of (i) its termination as Certificate Administrator under the Pooling and Servicing Agreement and the transfer of such amounts to a successor certificate administrator and (ii) the termination of the Trust Fund and distribution of such amounts to the Residual Certificateholders. No interest shall accrue or be payable to any Certificateholder on any amount held as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with the Pooling and Servicing Agreement. Such funds held by the Certificate Administrator may be invested under certain circumstances, and all income and gain realized from investment of such funds shall accrue for its benefit.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries in respect of the Mortgage Loans, as more specifically set forth herein and in the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement, the Trust Fund includes (in each case, to the extent of the Trust Fund's interest therein and specifically excluding any interest of any Serviced Companion Loan Noteholder therein) (i) such Mortgage Loans as from time to time are subject to the Pooling and Servicing Agreement, together with the Mortgage Files relating thereto; (ii) all scheduled or unscheduled payments on or collections in respect of

the Mortgage Loans due after the Cut-off Date; (iii) the Trust Fund's interest in any REO Property; (iv) all revenues received in respect of any REO Property; (v) any Assignments of Leases, Rents and Profits and any security agreements related to the Mortgage Loans; (vi) any indemnities or guaranties given as additional security for any Mortgage Loans; (vii) a security interest in all assets deposited in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and Reserve Accounts; (viii) the Loss of Value Reserve Fund; (ix) the Collection Account, the Serviced Whole Loan Collection Accounts, the Distribution Accounts, any Excess Liquidation Proceeds Account, the Interest Reserve Account and the Trust's interest in any REO Account, including any amounts on deposit therein, assets credited thereto and any reinvestment income, as applicable; (x) a security interest in any environmental indemnity agreements relating to the Mortgaged Properties; (xi) a security interest in all insurance policies with respect to the Mortgage Loans and the Mortgaged Properties; (xii) the rights and remedies under the Mortgage Loan Purchase Agreements relating to document delivery requirements with respect to the Mortgage Loans and the representations and warranties of the related Mortgage Loan Seller regarding its Mortgage Loans; (xiii) the Lower-Tier Regular Interests and the Class [EC] Regular Interests, (xiv) the Interest Deposit Amounts and (xv) the proceeds of the foregoing (other than any interest earned on deposits in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and any Reserve Accounts, to the extent such interest belongs to the related Borrower). As provided in the Pooling and Servicing Agreement, withdrawals may be made from certain of the above accounts for purposes other than distributions to Certificateholders.

This Certificate does not purport to summarize the Pooling and Servicing Agreement, and reference is made to the Pooling and Servicing Agreement for the interests, rights, benefits, obligations and duties evidenced hereby, and the limitations thereon, and the rights, duties and immunities of the Certificate Administrator.

As provided in the Pooling and Servicing Agreement and subject to certain limitations set forth therein, this Certificate is transferable or exchangeable only upon surrender of this Certificate to the Certificate Registrar at its offices together with an assignment and transfer (executed by the Holder or his duly authorized attorney), subject to the requirements in Article V of the Pooling and Servicing Agreement. Upon surrender for registration of transfer of this Certificate, subject to the requirements Article V of the Pooling and Servicing Agreement, the Certificate Administrator shall execute and the Authenticating Agent shall duly authenticate in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations of a like aggregate denomination as the Certificate being surrendered. Such Certificates shall be delivered by the Certificate Registrar in accordance with Article V of the Pooling and Servicing Agreement.

Prior to due presentation of this Certificate for registration of transfer, the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent and any agent of any of them may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent or any agent of any of them shall be affected by notice or knowledge to the contrary.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.02 of the Pooling and Servicing Agreement other than for transfers to Institutional Accredited Investors as provided in Section 5.02(h) of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the transferor shall reimburse the Trust Fund for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer.

The Pooling and Servicing Agreement or any Custodial Agreement may be amended at any time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee without the consent of any of the Certificateholders or any Serviced Companion Loan Noteholders, (i) to cure any ambiguity or to correct any manifest error; (ii) to cause the provisions of the Pooling and Servicing Agreement or any Custodial Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus or Private Placement Memorandum with respect to the Certificates, the Trust or the Pooling and Servicing Agreement or to correct or supplement any provisions of the Pooling and Servicing Agreement or any Custodial Agreement which may be defective or inconsistent with any other provisions of the Pooling and Servicing Agreement or any Custodial Agreement; (iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment; (iv) to modify, eliminate or add to any of its provisions to such extent as shall be necessary to maintain the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any Certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the Trust Fund or any Trust REMIC or the Grantor Trust that would be a claim against the Trust Fund or any Trust REMIC or the Grantor Trust; provided that the Trustee and the Certificate Administrator have received an Opinion of Counsel (at the expense of the party requesting such amendment) to the effect that (a) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (b) such action will not adversely affect in any material respect the interests of any Certificateholder or Companion Loan Noteholder; (v) to modify, eliminate or add to the provisions any provision hereof restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Trust Fund, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person; (vi) to revise or add any other provisions with respect to matters or questions arising under this Agreement or any other change; provided that the required action shall not adversely affect in any material respect the interests of any Certificateholder (including, with respect to the AB Whole Loan, the Holders of the [LOAN-SPECIFIC CLASS]

Certificates) or any holder of a Serviced Pari Passu Companion Loan not consenting thereto as evidenced in writing by an Opinion of Counsel, at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (vii) to amend or supplement any provision hereof to the extent necessary to maintain the then-current ratings assigned to each Class of Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); provided that such amendment or supplement shall not adversely affect in any material respect the interests of any Certificateholder not consenting thereto as evidenced by an Opinion of Counsel; (viii) to modify the provisions of Section 3.06 and Section 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an Opinion of Counsel and (c) each Rating Agency has delivered a Rating Agency Confirmation and, with regard to any class of Serviced Companion Loan Securities, the applicable rating agencies have delivered a confirmation that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (ix) to modify the procedures of this Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that such amendment shall not adversely affect in any material respects the interests of any Certificateholders, as evidenced by (x) an Opinion of Counsel or (y) if any Certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such Certificates; and provided, further, that the Certificate Administrator shall give notice of any such amendment to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's Website and the Certificate Administrator shall post such notice to the Certificate Administrator's Website; and (x) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of this Agreement to such extent as shall be necessary to (A) effect the qualification of this Agreement under the TIA or under any similar federal statute hereafter enacted and to add to this Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform this Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (x) shall be at the sole cost and expense of the Depositor. Such amendment (a) shall not materially increase the obligations of the Depositor, the Trustee, the Paying Agent, the Certificate Administrator, the Operating

Advisor, the Asset Representations Reviewer, the 17g-5 Information Provider, the Master Servicer or the Special Servicer without such party's consent; and (b) shall not adversely affect in any material respect the interests of any Certificateholder or Serviced Companion Loan Noteholder not consenting thereto, as evidenced in the case of clauses (iii) through (x) above by (x) an Opinion of Counsel or (y) solely in the case of a Certificateholder of a rated Class, receipt of a Rating Agency Confirmation from each applicable Rating Agency. In no event shall any such amendment cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC or the Grantor Trust to fail to qualify as a grantor trust.

The Pooling and Servicing Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee with the prior written consent of the Holders of Certificates representing not less than 66-2/3% of the Percentage Interests of each Class of Certificates affected thereby (without regard to Certificates held by the Depositor, any of the Depositor's Affiliates and/or agents) and each Serviced Companion Loan Noteholder affected thereby for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or modifying in any manner the rights of the Certificateholders or the Serviced Companion Loan Noteholders; provided, that no such amendment may:

(i) reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Serviced Whole Loans which are required to be distributed on any Certificate, without the consent of the Holders of Certificates representing all of the Percentage Interests of the Class or Classes affected thereby or which are required to be distributed to any Serviced Companion Loan Noteholders;

(ii) reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN-SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then-outstanding or such Companion Holders, as applicable;

(iii) adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding;

(iv) change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary hereunder, without the consent of such Mortgage Loan Seller; or

(v) amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of

its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee, at any time and from time to time, without the consent of the Certificateholders or, if applicable, the Serviced Companion Loan Noteholders, may amend the Pooling and Servicing Agreement to modify, eliminate or add to any of its provisions (i) to such extent as shall be necessary to maintain the qualification of Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC as a REMIC or the qualification of the Grantor Trust as a grantor trust, or to prevent the imposition of any additional material state or local taxes, at all times that any Certificates are outstanding; *provided*, that such action, as evidenced by an Opinion of Counsel (obtained at the expense of the Trust Fund), is necessary or helpful to maintain such qualification or to prevent the imposition of any such taxes, and would not adversely affect in any material respect the interest of any Certificateholder or if applicable, any Serviced Companion Loan Noteholder or (ii) to the extent necessary to comply with the Investment Company Act of 1940, as amended, the Exchange Act, Regulation AB, and/or any related regulatory actions and/or interpretations.

The Certificateholder owning a majority of the Percentage Interests in the Controlling Class and, if no such Certificateholder exercises such option, the Special Servicer, and if the Special Servicer does not exercise such option, the Master Servicer may effect an early termination of the Trust Fund, upon not less than 30 days' prior Notice of Termination given to the Trustee, the Special Servicer and the Master Servicer any time specifying the Anticipated Termination Date, which shall be on or after the Early Termination Notice Date (defined as any date as of which the aggregate Stated Principal Balance of the Mortgage Loans is less than 1.0% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date) by purchasing on such date all, but not less than all, of the Mortgage Loans (including the Trust Subordinate Companion Loan) then included in the Trust Fund, and the Trust's interest in all property acquired in respect of any Mortgage Loan, at a purchase price, payable in cash, equal to the sum of, without duplication:

> (A) 100% of the Stated Principal Balance of each Mortgage Loan included in the Trust as of the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of principal);

> (B) the fair market value of all other property included in the Trust Fund as of the last day of the month preceding such Anticipated Termination Date, as determined by an Independent appraiser acceptable to the Master Servicer as of a date not more than 30 days prior to the last day of the month preceding such Distribution Date;

(C)   all unpaid interest accrued on the unpaid balance of each Mortgage Loan (including any Mortgage Loan as to which title to the related Mortgaged Property has been acquired) at the Mortgage Rate to the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of interest); and

(D)   the aggregate amount of unreimbursed Advances, with interest thereon at the Advance Rate, and unpaid Servicing Compensation, Special Servicing Compensation, Operating Advisor Fees, Certificate Administrator/Trustee Fees, the CREFC® Intellectual Property Royalty License Fees and Trust Fund expenses.

In addition, the Pooling and Servicing Agreement provides that following the date on which the Class [_____] Notional Amount, the Class [_____] Notional Amount and the aggregate Certificate Balance of the Class [_____] Certificates is reduced to zero, the Sole Certificateholder shall have the right to exchange all of the then-outstanding Certificates (other than (i) the Class [_____] Certificates if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [_____] Certificates pursuant to the definition of "Sole Certificateholder" and (ii) the [ARD CLASS] and Class [R] Certificates) for all of the Mortgage Loans and each REO Property remaining in the Trust Fund as contemplated by clause (ii) of Section 9.01(a) of the Pooling and Servicing Agreement by giving written notice to all the parties to the Pooling and Servicing Agreement no later than 60 days prior to the anticipated date of exchange.

All costs and expenses incurred by any and all parties to the Pooling and Servicing Agreement or by the Trust Fund in connection with the purchase of the Mortgage Loans and the other assets of the Trust Fund pursuant to Section 9.01(c) of the Pooling and Servicing Agreement shall be borne by the party exercising its purchase rights thereunder. The Trustee and the Certificate Administrator shall be entitled to rely conclusively on any determination made by an Independent appraiser pursuant to Section 9.01(c) of the Pooling and Servicing Agreement.

The respective obligations and responsibilities of the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee created by the Pooling and Servicing Agreement with respect to the Certificates (other than the obligations of the Certificate Administrator to make certain payments and to send certain notices to Certificateholders as set forth in the Pooling and Servicing Agreement) shall terminate upon payment (or provision for payment) to the Certificateholders and the Serviced Companion Loan Noteholders of all amounts held by or on behalf of the Trustee, the Certificate Administrator and the Master Servicer, as the case may be, required under the Pooling and Servicing Agreement to be so paid on the Distribution Date following the earlier to occur of (i) the purchase of the Mortgage Loans and all other property held by the Trust Fund in accordance with Section 9.01(c) of the Pooling and Servicing Agreement; (ii) the exchange by the Sole Certificateholder of its Certificates for the Mortgage Loans in accordance with Section 9.01(g) of the Pooling and Servicing Agreement; and (iii) the later of (a) the receipt or collection of the last payment due on any Mortgage Loan or Trust

Subordinate Companion Loan included in the Trust Fund, or (b) the liquidation and disposition pursuant to the Pooling and Servicing Agreement of the last asset held by the Trust Fund; provided that in no event shall the trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the United Kingdom, living on the date hereof.

Unless the Certificate of Authentication on this Certificate has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Certificate Administrator has caused this [Class X-D] Certificate to be duly executed.

Dated: [_____], 20[___]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Certificate Administrator

By:_____
Authorized Signatory


<u>Certificate of Authentication</u>

This is one of the [Class X-D] Certificates referred to in the Pooling and Servicing Agreement.

Dated: [_____], 20[___]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Authenticating Agent

By:_____
Authorized Signatory


EXHIBIT A-19

FORM OF [CLASS X-E] [RULE 144A][1] [REG S][2] CERTIFICATE

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][3]

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR FOREIGN SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS, AND ONLY (A)(1) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (2) FOR SO LONG AS THIS CERTIFICATE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"), TO AN INSTITUTIONAL INVESTOR THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" WITHIN THE MEANING OF RULE 144A ("QUALIFIED INSTITUTIONAL BUYER"), PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER, WHOM THE HOLDER HAS INFORMED, IN EACH CASE, THAT THE REOFFER, RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (3) TO AN INSTITUTIONAL "ACCREDITED INVESTOR," WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT OR ANY ENTITY IN WHICH ALL OF THE EQUITY OWNERS ARE SUCH ACCREDITED INVESTORS, OR (4) TO INSTITUTIONS THAT ARE A NON-"U.S. PERSON" IN AN "OFFSHORE TRANSACTION," AS SUCH TERMS ARE DEFINED IN, AND IN ACCORDANCE WITH RULE 903 OR RULE 904 OF, REGULATION S UNDER THE SECURITIES ACT, AND (B) IN ACCORDANCE WITH ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

---

[1] For Rule 144A Global Certificates only.
[2] For Reg S Global Certificates only.
[3] Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

ANY HOLDER DESIRING TO EFFECT A TRANSFER OF THIS CERTIFICATE SHALL, AND DOES HEREBY AGREE TO, INDEMNIFY THE CERTIFICATE REGISTRAR, THE CERTIFICATE ADMINISTRATOR, THE TRUSTEE, THE MASTER SERVICER AND THE DEPOSITOR AGAINST ANY LOSS, LIABILITY OR EXPENSE THAT MAY RESULT IF THE TRANSFER IS NOT EXEMPT FROM THE SECURITIES ACT OR IS NOT MADE IN ACCORDANCE WITH FEDERAL AND STATE LAWS.

THIS CERTIFICATE DOES NOT REPRESENT AN OBLIGATION OF OR INTEREST IN THE DEPOSITOR, THE ORIGINATOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE CERTIFICATE ADMINISTRATOR, THE CERTIFICATE REGISTRAR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THE CERTIFICATES NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

THE HOLDERS OF THIS [CLASS X-E] CERTIFICATE WILL BE ENTITLED ONLY TO DISTRIBUTIONS OF INTEREST ON THE NOTIONAL BALANCE OF THE [CLASS X-E] CERTIFICATES AND WILL NOT BE ENTITLED TO ANY DISTRIBUTIONS WITH RESPECT TO PRINCIPAL. THE NOTIONAL BALANCE OF THE [CLASS X-E] CERTIFICATES IS EQUAL TO AN AMOUNT AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW. ACCORDINGLY, THE OUTSTANDING NOTIONAL BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL NOTIONAL BALANCE SET FORTH BELOW.

TRANSFERS AND EXCHANGES OF PORTIONS OF THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS AS PROVIDED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.

THIS CERTIFICATE SHOULD NOT BE PURCHASED BY A TRANSFEREE THAT IS (A) AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT, INCLUDING AN INDIVIDUAL RETIREMENT ACCOUNT OR A KEOGH PLAN, WHICH IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), OR A GOVERNMENTAL PLAN, AS DEFINED IN SECTION 3(32) OF ERISA, OR OTHER PLAN SUBJECT TO ANY FEDERAL, STATE OR LOCAL LAW ("SIMILAR LAW") WHICH IS TO A MATERIAL EXTENT SIMILAR TO THE FOREGOING PROVISIONS OF ERISA OR THE CODE (EACH, A "PLAN"), OR (B) A COLLECTIVE INVESTMENT FUND WHOSE UNDERLYING ASSETS INCLUDE PLAN ASSETS BY REASON OF A PLAN'S INVESTMENT IN THE COLLECTIVE INVESTMENT FUND (PURSUANT TO U.S. DEPARTMENT OF LABOR REGULATION SECTION 2510.3-101, AS MODIFIED BY SECTION 3(42) OF ERISA), AN INSURANCE COMPANY USING ASSETS OF SEPARATE ACCOUNTS OR GENERAL ACCOUNTS WHICH INCLUDE ASSETS OF PLANS (OR WHICH ARE DEEMED PURSUANT TO ERISA OR ANY SIMILAR LAW

TO INCLUDE ASSETS OF PLANS) OR OTHER PERSON ACTING ON BEHALF OF ANY SUCH PLAN OR USING THE ASSETS OF ANY SUCH PLAN, OTHER THAN AN INSURANCE COMPANY USING THE ASSETS OF ITS GENERAL ACCOUNT UNDER CIRCUMSTANCES WHEREBY SUCH PURCHASE AND THE SUBSEQUENT HOLDING OF SUCH CERTIFICATE BY SUCH INSURANCE COMPANY WOULD BE EXEMPT FROM THE PROHIBITED TRANSACTION PROVISIONS OF SECTIONS 406 AND 407 OF ERISA, AND CODE SECTION 4975 UNDER SECTIONS I AND III OF PTCE 95-60 OR A SUBSTANTIALLY SIMILAR EXEMPTION UNDER SIMILAR LAW. TRANSFEREES OF THIS CERTIFICATE TAKING DELIVERY IN CERTIFICATED FORM SHALL BE REQUIRED EITHER (I) TO DELIVER A LETTER IN THE FORM ATTACHED TO THE POOLING AND SERVICING AGREEMENT TO SUCH EFFECT, OR (II) IN THE EVENT THE TRANSFEREE IS SUCH AN ENTITY SPECIFIED IN (A) OR (B) ABOVE, SUCH ENTITY SHALL PROVIDE ANY OPINIONS OF COUNSEL, OFFICERS' CERTIFICATES OR AGREEMENTS AS MAY BE REQUIRED BY, AND IN FORM AND SUBSTANCE SATISFACTORY TO, THE DEPOSITOR, THE CERTIFICATE ADMINISTRATOR AND THE CERTIFICATE REGISTRAR, TO THE EFFECT THAT THE PURCHASE AND HOLDING OF THE CERTIFICATES BY OR ON BEHALF OF A PLAN WILL NOT CONSTITUTE OR RESULT IN A NON EXEMPT PROHIBITED TRANSACTION WITHIN THE MEANING OF SECTION 406 OR 407 OF ERISA OR CODE SECTION 4975 (OR SIMILAR VIOLATION OF SIMILAR LAW), AND WILL NOT SUBJECT THE MASTER SERVICER, THE SPECIAL SERVICER, THE DEPOSITOR, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR THE CERTIFICATE REGISTRAR TO ANY OBLIGATION OR LIABILITY. THE TRANSFEREE OF A BENEFICIAL INTEREST IN A "GLOBAL CERTIFICATE" THAT IS A "RESTRICTED CERTIFICATE" (EACH AS DEFINED IN THE POOLING AND SERVICING AGREEMENT) SHALL BE DEEMED TO REPRESENT THAT IT IS NOT A PLAN OR A PERSON ACTING ON BEHALF OF ANY PLAN OR USING THE ASSETS OF ANY PLAN TO ACQUIRE SUCH INTEREST, OTHER THAN AN INSURANCE COMPANY USING THE ASSETS OF ITS GENERAL ACCOUNT UNDER CIRCUMSTANCES WHEREBY SUCH PURCHASE AND THE SUBSEQUENT HOLDING OF SUCH CERTIFICATE BY SUCH INSURANCE COMPANY WOULD BE EXEMPT FROM THE PROHIBITED TRANSACTION PROVISIONS OF SECTIONS 406 AND 407 OF ERISA, AND CODE SECTION 4975 UNDER SECTIONS I AND III OF PTCE 95-60, OR A SUBSTANTIALLY SIMILAR EXEMPTION UNDER SIMILAR LAW.

FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED.

[THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT AND, PRIOR TO THE DATE THAT IS 40 DAYS AFTER THE OFFERING OF THE CERTIFICATES, MAY NOT BE

OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO A U.S. PERSON EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.][4]

---

[4] For Reg S Global Certificates only.

[NAME OF ISSUING ENTITY]
COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES, [CLASS X-E]

[Class X-E] Pass-Through Rate: Variable

CUSIP: [_____]⁵
      [_____]⁶
      [_____]⁷

ISIN: [_____]⁸
      [_____]⁹
      [_____]¹⁰

Original Aggregate Notional Balance of the [Class X-E] Certificates: $[_____]

Initial Notional Balance of this Certificate: $[_____]

First Distribution Date: [_____], 20[__]

Cut-off Date: The close of business on the later of the related due date for each Mortgage Loan in [_____] 20[__] and the date of origination of such Mortgage Loan

Assumed Final Distribution Date: [_____], 20[__]

No.: [X-E]-[__]

      This certifies that [_____] is the registered owner of a beneficial ownership interest in a Trust Fund, including the distributions to be made with respect to the [Class X-E] Certificates. The Trust Fund, described more fully below, consists primarily of a pool of Mortgage Loans secured by first liens on commercial, multifamily and manufactured housing community properties and held in trust by the Trustee and serviced by the Master Servicer. The Trust Fund was created, and the Mortgage Loans are to be serviced, pursuant to the Pooling and Servicing Agreement (as defined below). The Holder of this Certificate, by virtue of the acceptance hereof, assents to the terms, provisions and conditions of the Pooling and Servicing Agreement and is bound thereby.

      The Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), between the Depositor, [_____], as master servicer (in such capacity, the "Master Servicer"), [_____], as special servicer (the "Special Servicer"), [_____], as trustee (the "Trustee"), [_____], as certificate administrator (in such capacity, the "Certificate Administrator"), paying agent and custodian, [_____], as operating advisor (the "Operating Advisor"), and [_____], as asset representations reviewer (the "Asset

---

⁵ For Rule 144A Certificates

⁶ For Regulation S Certificates

⁷ For IAI Certificates

⁸ For Rule 144A Certificates

⁹ For Regulation S Certificates

¹⁰ For IAI Certificates

A-19-5

Representations Reviewer") evidences the issuance of the Class [_____] Certificates (the "Certificates"; the Holders of Certificates issued under the Pooling and Servicing Agreement are collectively referred to herein as "Certificateholders"). This Certificate is issued pursuant to, and in accordance with, the terms of the Pooling and Servicing Agreement. To the extent not defined herein, capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

The Certificate Administrator makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans and has executed this Certificate in its limited capacity as Certificate Administrator under the Pooling and Servicing Agreement. In the event that there is any conflict between any provision of this Certificate and any provision of the Pooling and Servicing Agreement, such provision of this Certificate shall be superseded to the extent of such inconsistency.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator, or the Paying Agent on behalf of the Certificate Administrator, will distribute (other than the final distribution on any Certificate), on the [____] Business Day after each Determination Date (each such date, a "Distribution Date") an amount equal to such Person's pro rata share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of interest then distributable, if any, allocable to the [Class X-E] Certificates for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. "Determination Date" is defined in the Pooling and Servicing Agreement as the sixth day of each month, or if such sixth day is not a Business Day, then the next Business Day, commencing in [_____] 20[__]. Holders of this Certificate may be entitled to Prepayment Premiums and Yield Maintenance Charges as provided in the Pooling and Servicing Agreement.

During each Interest Accrual Period (as defined below), interest on the [Class X-E] Certificates will be calculated based on a 360-day year consisting of twelve 30-day months on the outstanding Notional Balance hereof.

Interest accrued on this Certificate during an Interest Accrual Period, plus the aggregate unpaid Interest Shortfall with respect to this Certificate, if any, will be payable on the related Distribution Date to the extent provided in the Pooling and Servicing Agreement. The "Interest Accrual Period" means, with respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs. Each Interest Accrual Period is assumed to consist of 30 days.

All distributions (other than the final distribution on any Certificate) will be made by the Paying Agent to the Persons in whose names the Certificates are registered at the close of business on each Record Date, which will be the close of business on the last Business Day of

the calendar month preceding the month in which such Distribution Date occurs. Such distributions shall be made on each Distribution Date other than the Termination Date to each Certificateholder of record on the related Record Date, by wire transfer of immediately available funds to the account of such Holder at a bank or other entity located in the United States and having appropriate facilities therefor if such Holder shall have provided the Paying Agent with wire instructions in writing at least five Business Days prior to the related Record Date, or, otherwise, by check mailed by first-class mail to the address set forth therefor in the Certificate Register. The final distribution on each Certificate shall be made in like manner, but only upon presentment and surrender of such Certificate at the office of the Certificate Administrator or its agent (which may be the Paying Agent or the Certificate Registrar acting as such agent) that is specified in the notice to Holders of such final distribution.

Any funds not distributed on the Termination Date because of the failure of any Certificateholders to tender their Certificates shall, on such date, be set aside and held in trust for the benefit of the appropriate non-tendering Certificateholders. If any Certificates as to which notice of the Termination Date has been given pursuant to the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders, at their last addresses shown in the Certificate Register, to surrender their Certificates for cancellation in order to receive, from such funds held, the final distribution with respect thereto. If within one year after the second notice not all of such Certificates shall have been surrendered for cancellation, the Certificate Administrator may, directly or through an agent, take appropriate steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates. The costs and expenses of holding such funds in trust and of contacting such Certificateholders shall be paid out of such funds. If within two years after the second notice any such Certificates shall not have been surrendered for cancellation, the Paying Agent shall pay to the Certificate Administrator all amounts distributable to the Holders thereof, and the Certificate Administrator shall thereafter hold such amounts for the benefit of such Holders until the earlier of (i) its termination as Certificate Administrator under the Pooling and Servicing Agreement and the transfer of such amounts to a successor certificate administrator and (ii) the termination of the Trust Fund and distribution of such amounts to the Residual Certificateholders. No interest shall accrue or be payable to any Certificateholder on any amount held as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with the Pooling and Servicing Agreement. Such funds held by the Certificate Administrator may be invested under certain circumstances, and all income and gain realized from investment of such funds shall accrue for its benefit.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries in respect of the Mortgage Loans, as more specifically set forth herein and in the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement, the Trust Fund includes (in each case, to the extent of the Trust Fund's interest therein and specifically excluding any interest of any Serviced Companion Loan Noteholder therein) (i) such Mortgage Loans as from time to time are subject to the Pooling and Servicing Agreement, together with the Mortgage Files relating thereto; (ii) all scheduled or unscheduled payments on or collections in respect of

the Mortgage Loans due after the Cut-off Date; (iii) the Trust Fund's interest in any REO Property; (iv) all revenues received in respect of any REO Property; (v) any Assignments of Leases, Rents and Profits and any security agreements related to the Mortgage Loans; (vi) any indemnities or guaranties given as additional security for any Mortgage Loans; (vii) a security interest in all assets deposited in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and Reserve Accounts; (viii) the Loss of Value Reserve Fund; (ix) the Collection Account, the Serviced Whole Loan Collection Accounts, the Distribution Accounts, any Excess Liquidation Proceeds Account, the Interest Reserve Account and the Trust's interest in any REO Account, including any amounts on deposit therein, assets credited thereto and any reinvestment income, as applicable; (x) a security interest in any environmental indemnity agreements relating to the Mortgaged Properties; (xi) a security interest in all insurance policies with respect to the Mortgage Loans and the Mortgaged Properties; (xii) the rights and remedies under the Mortgage Loan Purchase Agreements relating to document delivery requirements with respect to the Mortgage Loans and the representations and warranties of the related Mortgage Loan Seller regarding its Mortgage Loans; (xiii) the Lower-Tier Regular Interests and the Class [EC] Regular Interests, (xiv) the Interest Deposit Amounts and (xv) the proceeds of the foregoing (other than any interest earned on deposits in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and any Reserve Accounts, to the extent such interest belongs to the related Borrower). As provided in the Pooling and Servicing Agreement, withdrawals may be made from certain of the above accounts for purposes other than distributions to Certificateholders.

This Certificate does not purport to summarize the Pooling and Servicing Agreement, and reference is made to the Pooling and Servicing Agreement for the interests, rights, benefits, obligations and duties evidenced hereby, and the limitations thereon, and the rights, duties and immunities of the Certificate Administrator.

As provided in the Pooling and Servicing Agreement and subject to certain limitations set forth therein, this Certificate is transferable or exchangeable only upon surrender of this Certificate to the Certificate Registrar at its offices together with an assignment and transfer (executed by the Holder or his duly authorized attorney), subject to the requirements in Article V of the Pooling and Servicing Agreement. Upon surrender for registration of transfer of this Certificate, subject to the requirements Article V of the Pooling and Servicing Agreement, the Certificate Administrator shall execute and the Authenticating Agent shall duly authenticate in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations of a like aggregate denomination as the Certificate being surrendered. Such Certificates shall be delivered by the Certificate Registrar in accordance with Article V of the Pooling and Servicing Agreement.

Prior to due presentation of this Certificate for registration of transfer, the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent and any agent of any of them may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent or any agent of any of them shall be affected by notice or knowledge to the contrary.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.02 of the Pooling and Servicing Agreement other than for transfers to Institutional Accredited Investors as provided in Section 5.02(h) of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the transferor shall reimburse the Trust Fund for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer.

The Pooling and Servicing Agreement or any Custodial Agreement may be amended at any time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee without the consent of any of the Certificateholders or any Serviced Companion Loan Noteholders, (i) to cure any ambiguity or to correct any manifest error; (ii) to cause the provisions of the Pooling and Servicing Agreement or any Custodial Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus or Private Placement Memorandum with respect to the Certificates, the Trust or the Pooling and Servicing Agreement or to correct or supplement any provisions of the Pooling and Servicing Agreement or any Custodial Agreement which may be defective or inconsistent with any other provisions of the Pooling and Servicing Agreement or any Custodial Agreement; (iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment; (iv) to modify, eliminate or add to any of its provisions to such extent as shall be necessary to maintain the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any Certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the Trust Fund or any Trust REMIC or the Grantor Trust that would be a claim against the Trust Fund or any Trust REMIC or the Grantor Trust; provided that the Trustee and the Certificate Administrator have received an Opinion of Counsel (at the expense of the party requesting such amendment) to the effect that (a) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (b) such action will not adversely affect in any material respect the interests of any Certificateholder or Companion Loan Noteholder; (v) to modify, eliminate or add to the provisions any provision hereof restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Trust Fund, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person; (vi) to revise or add any other provisions with respect to matters or questions arising under this Agreement or any other change; provided that the required action shall not adversely affect in any material respect the interests of any Certificateholder (including, with respect to the AB Whole Loan, the Holders of the [LOAN-SPECIFIC CLASS]

Certificates) or any holder of a Serviced Pari Passu Companion Loan not consenting thereto as evidenced in writing by an Opinion of Counsel, at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (vii) to amend or supplement any provision hereof to the extent necessary to maintain the then-current ratings assigned to each Class of Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); provided that such amendment or supplement shall not adversely affect in any material respect the interests of any Certificateholder not consenting thereto as evidenced by an Opinion of Counsel; (viii) to modify the provisions of Section 3.06 and Section 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an Opinion of Counsel and (c) each Rating Agency has delivered a Rating Agency Confirmation and, with regard to any class of Serviced Companion Loan Securities, the applicable rating agencies have delivered a confirmation that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (ix) to modify the procedures of this Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that such amendment shall not adversely affect in any material respects the interests of any Certificateholders, as evidenced by (x) an Opinion of Counsel or (y) if any Certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such Certificates; and provided, further, that the Certificate Administrator shall give notice of any such amendment to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's Website and the Certificate Administrator shall post such notice to the Certificate Administrator's Website; and (x) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of this Agreement to such extent as shall be necessary to (A) effect the qualification of this Agreement under the TIA or under any similar federal statute hereafter enacted and to add to this Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform this Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (x) shall be at the sole cost and expense of the Depositor. Such amendment (a) shall not materially increase the obligations of the Depositor, the Trustee, the Paying Agent, the Certificate Administrator, the Operating

Advisor, the Asset Representations Reviewer, the 17g-5 Information Provider, the Master Servicer or the Special Servicer without such party's consent; and (b) shall not adversely affect in any material respect the interests of any Certificateholder or Serviced Companion Loan Noteholder not consenting thereto, as evidenced in the case of clauses (iii) through (x) above by (x) an Opinion of Counsel or (y) solely in the case of a Certificateholder of a rated Class, receipt of a Rating Agency Confirmation from each applicable Rating Agency. In no event shall any such amendment cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC or the Grantor Trust to fail to qualify as a grantor trust.

The Pooling and Servicing Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee with the prior written consent of the Holders of Certificates representing not less than 66-2/3% of the Percentage Interests of each Class of Certificates affected thereby (without regard to Certificates held by the Depositor, any of the Depositor's Affiliates and/or agents) and each Serviced Companion Loan Noteholder affected thereby for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or modifying in any manner the rights of the Certificateholders or the Serviced Companion Loan Noteholders; provided, that no such amendment may:

    (i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Serviced Whole Loans which are required to be distributed on any Certificate, without the consent of the Holders of Certificates representing all of the Percentage Interests of the Class or Classes affected thereby or which are required to be distributed to any Serviced Companion Loan Noteholders;

    (ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN-SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then-outstanding or such Companion Holders, as applicable;

    (iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding;

    (iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary hereunder, without the consent of such Mortgage Loan Seller; or

    (v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of

its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee, at any time and from time to time, without the consent of the Certificateholders or, if applicable, the Serviced Companion Loan Noteholders, may amend the Pooling and Servicing Agreement to modify, eliminate or add to any of its provisions (i) to such extent as shall be necessary to maintain the qualification of Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC as a REMIC or the qualification of the Grantor Trust as a grantor trust, or to prevent the imposition of any additional material state or local taxes, at all times that any Certificates are outstanding; *provided*, that such action, as evidenced by an Opinion of Counsel (obtained at the expense of the Trust Fund), is necessary or helpful to maintain such qualification or to prevent the imposition of any such taxes, and would not adversely affect in any material respect the interest of any Certificateholder or if applicable, any Serviced Companion Loan Noteholder or (ii) to the extent necessary to comply with the Investment Company Act of 1940, as amended, the Exchange Act, Regulation AB, and/or any related regulatory actions and/or interpretations.

The Certificateholder owning a majority of the Percentage Interests in the Controlling Class and, if no such Certificateholder exercises such option, the Special Servicer, and if the Special Servicer does not exercise such option, the Master Servicer may effect an early termination of the Trust Fund, upon not less than 30 days' prior Notice of Termination given to the Trustee, the Special Servicer and the Master Servicer any time specifying the Anticipated Termination Date, which shall be on or after the Early Termination Notice Date (defined as any date as of which the aggregate Stated Principal Balance of the Mortgage Loans is less than 1.0% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date) by purchasing on such date all, but not less than all, of the Mortgage Loans (including the Trust Subordinate Companion Loan) then included in the Trust Fund, and the Trust's interest in all property acquired in respect of any Mortgage Loan, at a purchase price, payable in cash, equal to the sum of, without duplication:

(A) 100% of the Stated Principal Balance of each Mortgage Loan included in the Trust as of the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of principal);

(B) the fair market value of all other property included in the Trust Fund as of the last day of the month preceding such Anticipated Termination Date, as determined by an Independent appraiser acceptable to the Master Servicer as of a date not more than 30 days prior to the last day of the month preceding such Distribution Date;

(C)   all unpaid interest accrued on the unpaid balance of each Mortgage Loan (including any Mortgage Loan as to which title to the related Mortgaged Property has been acquired) at the Mortgage Rate to the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of interest); and

(D)   the aggregate amount of unreimbursed Advances, with interest thereon at the Advance Rate, and unpaid Servicing Compensation, Special Servicing Compensation, Operating Advisor Fees, Certificate Administrator/Trustee Fees, the CREFC® Intellectual Property Royalty License Fees and Trust Fund expenses.

In addition, the Pooling and Servicing Agreement provides that following the date on which the Class [_____] Notional Amount, the Class [_____] Notional Amount and the aggregate Certificate Balance of the Class [_____] Certificates is reduced to zero, the Sole Certificateholder shall have the right to exchange all of the then-outstanding Certificates (other than (i) the Class [_____] Certificates if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [_____] Certificates pursuant to the definition of "Sole Certificateholder" and (ii) the [ARD CLASS] and Class [R] Certificates) for all of the Mortgage Loans and each REO Property remaining in the Trust Fund as contemplated by clause (ii) of Section 9.01(a) of the Pooling and Servicing Agreement by giving written notice to all the parties to the Pooling and Servicing Agreement no later than 60 days prior to the anticipated date of exchange.

All costs and expenses incurred by any and all parties to the Pooling and Servicing Agreement or by the Trust Fund in connection with the purchase of the Mortgage Loans and the other assets of the Trust Fund pursuant to Section 9.01(c) of the Pooling and Servicing Agreement shall be borne by the party exercising its purchase rights thereunder. The Trustee and the Certificate Administrator shall be entitled to rely conclusively on any determination made by an Independent appraiser pursuant to Section 9.01(c) of the Pooling and Servicing Agreement.

The respective obligations and responsibilities of the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee created by the Pooling and Servicing Agreement with respect to the Certificates (other than the obligations of the Certificate Administrator to make certain payments and to send certain notices to Certificateholders as set forth in the Pooling and Servicing Agreement) shall terminate upon payment (or provision for payment) to the Certificateholders and the Serviced Companion Loan Noteholders of all amounts held by or on behalf of the Trustee, the Certificate Administrator and the Master Servicer, as the case may be, required under the Pooling and Servicing Agreement to be so paid on the Distribution Date following the earlier to occur of (i) the purchase of the Mortgage Loans and all other property held by the Trust Fund in accordance with Section 9.01(c) of the Pooling and Servicing Agreement; (ii) the exchange by the Sole Certificateholder of its Certificates for the Mortgage Loans in accordance with Section 9.01(g) of the Pooling and Servicing Agreement; and (iii) the later of (a) the receipt or collection of the last payment due on any Mortgage Loan or Trust

Subordinate Companion Loan included in the Trust Fund, or (b) the liquidation and disposition pursuant to the Pooling and Servicing Agreement of the last asset held by the Trust Fund; provided that in no event shall the trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the United Kingdom, living on the date hereof.

Unless the Certificate of Authentication on this Certificate has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Certificate Administrator has caused this [Class X-E] Certificate to be duly executed.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Certificate Administrator

By:_____
                Authorized Signatory


<u>Certificate of Authentication</u>

This is one of the [Class X-E] Certificates referred to in the Pooling and Servicing Agreement.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Authenticating Agent

By:_____
                Authorized Signatory


EXHIBIT A-20

FORM OF [CLASS X-F] [RULE 144A][1] [REG S][2] CERTIFICATE

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][3]

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR FOREIGN SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS, AND ONLY (A)(1) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (2) FOR SO LONG AS THIS CERTIFICATE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"), TO AN INSTITUTIONAL INVESTOR THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" WITHIN THE MEANING OF RULE 144A ("QUALIFIED INSTITUTIONAL BUYER"), PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER, WHOM THE HOLDER HAS INFORMED, IN EACH CASE, THAT THE REOFFER, RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (3) TO AN INSTITUTIONAL "ACCREDITED INVESTOR," WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT OR ANY ENTITY IN WHICH ALL OF THE EQUITY OWNERS ARE SUCH ACCREDITED INVESTORS, OR (4) TO INSTITUTIONS THAT ARE A NON-"U.S. PERSON" IN AN "OFFSHORE TRANSACTION," AS SUCH TERMS ARE DEFINED IN, AND IN ACCORDANCE WITH RULE 903 OR RULE 904 OF, REGULATION S UNDER THE SECURITIES ACT, AND (B) IN ACCORDANCE WITH ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

---

[1] For Rule 144A Global Certificates only.
[2] For Reg S Global Certificates only.
[3] Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

ANY HOLDER DESIRING TO EFFECT A TRANSFER OF THIS CERTIFICATE SHALL, AND DOES HEREBY AGREE TO, INDEMNIFY THE CERTIFICATE REGISTRAR, THE CERTIFICATE ADMINISTRATOR, THE TRUSTEE, THE MASTER SERVICER AND THE DEPOSITOR AGAINST ANY LOSS, LIABILITY OR EXPENSE THAT MAY RESULT IF THE TRANSFER IS NOT EXEMPT FROM THE SECURITIES ACT OR IS NOT MADE IN ACCORDANCE WITH FEDERAL AND STATE LAWS.

THIS CERTIFICATE DOES NOT REPRESENT AN OBLIGATION OF OR INTEREST IN THE DEPOSITOR, THE ORIGINATOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE CERTIFICATE ADMINISTRATOR, THE CERTIFICATE REGISTRAR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THE CERTIFICATES NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

THE HOLDERS OF THIS [CLASS X-F] CERTIFICATE WILL BE ENTITLED ONLY TO DISTRIBUTIONS OF INTEREST ON THE NOTIONAL BALANCE OF THE [CLASS X-F] CERTIFICATES AND WILL NOT BE ENTITLED TO ANY DISTRIBUTIONS WITH RESPECT TO PRINCIPAL. THE NOTIONAL BALANCE OF THE [CLASS X-F] CERTIFICATES IS EQUAL TO AN AMOUNT AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW. ACCORDINGLY, THE OUTSTANDING NOTIONAL BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL NOTIONAL BALANCE SET FORTH BELOW.

TRANSFERS AND EXCHANGES OF PORTIONS OF THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS AS PROVIDED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.

THIS CERTIFICATE SHOULD NOT BE PURCHASED BY A TRANSFEREE THAT IS (A) AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT, INCLUDING AN INDIVIDUAL RETIREMENT ACCOUNT OR A KEOGH PLAN, WHICH IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), OR A GOVERNMENTAL PLAN, AS DEFINED IN SECTION 3(32) OF ERISA, OR OTHER PLAN SUBJECT TO ANY FEDERAL, STATE OR LOCAL LAW ("SIMILAR LAW") WHICH IS TO A MATERIAL EXTENT SIMILAR TO THE FOREGOING PROVISIONS OF ERISA OR THE CODE (EACH, A "PLAN"), OR (B) A COLLECTIVE INVESTMENT FUND WHOSE UNDERLYING ASSETS INCLUDE PLAN ASSETS BY REASON OF A PLAN'S INVESTMENT IN THE COLLECTIVE INVESTMENT FUND (PURSUANT TO U.S. DEPARTMENT OF LABOR REGULATION SECTION 2510.3-101, AS MODIFIED BY SECTION 3(42) OF ERISA), AN INSURANCE COMPANY USING ASSETS OF SEPARATE ACCOUNTS OR GENERAL ACCOUNTS WHICH INCLUDE ASSETS OF PLANS (OR WHICH ARE DEEMED PURSUANT TO ERISA OR ANY SIMILAR LAW

TO INCLUDE ASSETS OF PLANS) OR OTHER PERSON ACTING ON BEHALF OF ANY SUCH PLAN OR USING THE ASSETS OF ANY SUCH PLAN, OTHER THAN AN INSURANCE COMPANY USING THE ASSETS OF ITS GENERAL ACCOUNT UNDER CIRCUMSTANCES WHEREBY SUCH PURCHASE AND THE SUBSEQUENT HOLDING OF SUCH CERTIFICATE BY SUCH INSURANCE COMPANY WOULD BE EXEMPT FROM THE PROHIBITED TRANSACTION PROVISIONS OF SECTIONS 406 AND 407 OF ERISA, AND CODE SECTION 4975 UNDER SECTIONS I AND III OF PTCE 95-60 OR A SUBSTANTIALLY SIMILAR EXEMPTION UNDER SIMILAR LAW. TRANSFEREES OF THIS CERTIFICATE TAKING DELIVERY IN CERTIFICATED FORM SHALL BE REQUIRED EITHER (I) TO DELIVER A LETTER IN THE FORM ATTACHED TO THE POOLING AND SERVICING AGREEMENT TO SUCH EFFECT, OR (II) IN THE EVENT THE TRANSFEREE IS SUCH AN ENTITY SPECIFIED IN (A) OR (B) ABOVE, SUCH ENTITY SHALL PROVIDE ANY OPINIONS OF COUNSEL, OFFICERS' CERTIFICATES OR AGREEMENTS AS MAY BE REQUIRED BY, AND IN FORM AND SUBSTANCE SATISFACTORY TO, THE DEPOSITOR, THE CERTIFICATE ADMINISTRATOR AND THE CERTIFICATE REGISTRAR, TO THE EFFECT THAT THE PURCHASE AND HOLDING OF THE CERTIFICATES BY OR ON BEHALF OF A PLAN WILL NOT CONSTITUTE OR RESULT IN A NON EXEMPT PROHIBITED TRANSACTION WITHIN THE MEANING OF SECTION 406 OR 407 OF ERISA OR CODE SECTION 4975 (OR SIMILAR VIOLATION OF SIMILAR LAW), AND WILL NOT SUBJECT THE MASTER SERVICER, THE SPECIAL SERVICER, THE DEPOSITOR, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR THE CERTIFICATE REGISTRAR TO ANY OBLIGATION OR LIABILITY. THE TRANSFEREE OF A BENEFICIAL INTEREST IN A "GLOBAL CERTIFICATE" THAT IS A "RESTRICTED CERTIFICATE" (EACH AS DEFINED IN THE POOLING AND SERVICING AGREEMENT) SHALL BE DEEMED TO REPRESENT THAT IT IS NOT A PLAN OR A PERSON ACTING ON BEHALF OF ANY PLAN OR USING THE ASSETS OF ANY PLAN TO ACQUIRE SUCH INTEREST, OTHER THAN AN INSURANCE COMPANY USING THE ASSETS OF ITS GENERAL ACCOUNT UNDER CIRCUMSTANCES WHEREBY SUCH PURCHASE AND THE SUBSEQUENT HOLDING OF SUCH CERTIFICATE BY SUCH INSURANCE COMPANY WOULD BE EXEMPT FROM THE PROHIBITED TRANSACTION PROVISIONS OF SECTIONS 406 AND 407 OF ERISA, AND CODE SECTION 4975 UNDER SECTIONS I AND III OF PTCE 95-60, OR A SUBSTANTIALLY SIMILAR EXEMPTION UNDER SIMILAR LAW.

FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED.

[THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT AND, PRIOR TO THE DATE THAT IS 40 DAYS AFTER THE OFFERING OF THE CERTIFICATES, MAY NOT BE

OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO A U.S. PERSON EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.][4]

---

[4] For Reg S Global Certificates only.

[NAME OF ISSUING ENTITY]
COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES, [CLASS X-F]

[Class X-F] Pass-Through Rate: Variable

CUSIP: [_____][5]
[_____][6]
[_____][7]

ISIN: [_____][8]
[_____][9]
[_____][10]

Original Aggregate Notional Balance of the [Class X-F] Certificates: $[_____]

Initial Notional Balance of this Certificate: $[_____]

First Distribution Date: [_____], 20[__]

Cut-off Date: The close of business on the later of the related due date for each Mortgage Loan in [_____] 20[__] and the date of origination of such Mortgage Loan

Assumed Final Distribution Date: [_____], 20[__]

No.: [X-F]-[__]

This certifies that [_____] is the registered owner of a beneficial ownership interest in a Trust Fund, including the distributions to be made with respect to the [Class X-F] Certificates. The Trust Fund, described more fully below, consists primarily of a pool of Mortgage Loans secured by first liens on commercial, multifamily and manufactured housing community properties and held in trust by the Trustee and serviced by the Master Servicer. The Trust Fund was created, and the Mortgage Loans are to be serviced, pursuant to the Pooling and Servicing Agreement (as defined below). The Holder of this Certificate, by virtue of the acceptance hereof, assents to the terms, provisions and conditions of the Pooling and Servicing Agreement and is bound thereby.

The Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), between the Depositor, [_____], as master servicer (in such capacity, the "Master Servicer"), [_____], as special servicer (the "Special Servicer"), [_____], as trustee (the "Trustee"), [_____], as certificate administrator (in such capacity, the "Certificate Administrator"), paying agent and custodian, [_____], as operating advisor (the "Operating Advisor"), and [_____], as asset representations reviewer (the "Asset

---

[5] For Rule 144A Certificates

[6] For Regulation S Certificates

[7] For IAI Certificates

[8] For Rule 144A Certificates

[9] For Regulation S Certificates

[10] For IAI Certificates

Representations Reviewer") evidences the issuance of the Class [_____] Certificates (the "Certificates"; the Holders of Certificates issued under the Pooling and Servicing Agreement are collectively referred to herein as "Certificateholders"). This Certificate is issued pursuant to, and in accordance with, the terms of the Pooling and Servicing Agreement. To the extent not defined herein, capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

The Certificate Administrator makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans and has executed this Certificate in its limited capacity as Certificate Administrator under the Pooling and Servicing Agreement. In the event that there is any conflict between any provision of this Certificate and any provision of the Pooling and Servicing Agreement, such provision of this Certificate shall be superseded to the extent of such inconsistency.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator, or the Paying Agent on behalf of the Certificate Administrator, will distribute (other than the final distribution on any Certificate), on the [_____] Business Day after each Determination Date (each such date, a "Distribution Date") an amount equal to such Person's pro rata share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of interest then distributable, if any, allocable to the [Class X-F] Certificates for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. "Determination Date" is defined in the Pooling and Servicing Agreement as the sixth day of each month, or if such sixth day is not a Business Day, then the next Business Day, commencing in [_____] 20[__]. Holders of this Certificate may be entitled to Prepayment Premiums and Yield Maintenance Charges as provided in the Pooling and Servicing Agreement.

During each Interest Accrual Period (as defined below), interest on the [Class X-F] Certificates will be calculated based on a 360-day year consisting of twelve 30-day months on the outstanding Notional Balance hereof.

Interest accrued on this Certificate during an Interest Accrual Period, plus the aggregate unpaid Interest Shortfall with respect to this Certificate, if any, will be payable on the related Distribution Date to the extent provided in the Pooling and Servicing Agreement. The "Interest Accrual Period" means, with respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs. Each Interest Accrual Period is assumed to consist of 30 days.

All distributions (other than the final distribution on any Certificate) will be made by the Paying Agent to the Persons in whose names the Certificates are registered at the close of business on each Record Date, which will be the close of business on the last Business Day of

the calendar month preceding the month in which such Distribution Date occurs. Such distributions shall be made on each Distribution Date other than the Termination Date to each Certificateholder of record on the related Record Date, by wire transfer of immediately available funds to the account of such Holder at a bank or other entity located in the United States and having appropriate facilities therefor if such Holder shall have provided the Paying Agent with wire instructions in writing at least five Business Days prior to the related Record Date, or, otherwise, by check mailed by first-class mail to the address set forth therefor in the Certificate Register. The final distribution on each Certificate shall be made in like manner, but only upon presentment and surrender of such Certificate at the office of the Certificate Administrator or its agent (which may be the Paying Agent or the Certificate Registrar acting as such agent) that is specified in the notice to Holders of such final distribution.

Any funds not distributed on the Termination Date because of the failure of any Certificateholders to tender their Certificates shall, on such date, be set aside and held in trust for the benefit of the appropriate non-tendering Certificateholders. If any Certificates as to which notice of the Termination Date has been given pursuant to the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders, at their last addresses shown in the Certificate Register, to surrender their Certificates for cancellation in order to receive, from such funds held, the final distribution with respect thereto. If within one year after the second notice not all of such Certificates shall have been surrendered for cancellation, the Certificate Administrator may, directly or through an agent, take appropriate steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates. The costs and expenses of holding such funds in trust and of contacting such Certificateholders shall be paid out of such funds. If within two years after the second notice any such Certificates shall not have been surrendered for cancellation, the Paying Agent shall pay to the Certificate Administrator all amounts distributable to the Holders thereof, and the Certificate Administrator shall thereafter hold such amounts for the benefit of such Holders until the earlier of (i) its termination as Certificate Administrator under the Pooling and Servicing Agreement and the transfer of such amounts to a successor certificate administrator and (ii) the termination of the Trust Fund and distribution of such amounts to the Residual Certificateholders. No interest shall accrue or be payable to any Certificateholder on any amount held as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with the Pooling and Servicing Agreement. Such funds held by the Certificate Administrator may be invested under certain circumstances, and all income and gain realized from investment of such funds shall accrue for its benefit.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries in respect of the Mortgage Loans, as more specifically set forth herein and in the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement, the Trust Fund includes (in each case, to the extent of the Trust Fund's interest therein and specifically excluding any interest of any Serviced Companion Loan Noteholder therein) (i) such Mortgage Loans as from time to time are subject to the Pooling and Servicing Agreement, together with the Mortgage Files relating thereto; (ii) all scheduled or unscheduled payments on or collections in respect of

the Mortgage Loans due after the Cut-off Date; (iii) the Trust Fund's interest in any REO Property; (iv) all revenues received in respect of any REO Property; (v) any Assignments of Leases, Rents and Profits and any security agreements related to the Mortgage Loans; (vi) any indemnities or guaranties given as additional security for any Mortgage Loans; (vii) a security interest in all assets deposited in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and Reserve Accounts; (viii) the Loss of Value Reserve Fund; (ix) the Collection Account, the Serviced Whole Loan Collection Accounts, the Distribution Accounts, any Excess Liquidation Proceeds Account, the Interest Reserve Account and the Trust's interest in any REO Account, including any amounts on deposit therein, assets credited thereto and any reinvestment income, as applicable; (x) a security interest in any environmental indemnity agreements relating to the Mortgaged Properties; (xi) a security interest in all insurance policies with respect to the Mortgage Loans and the Mortgaged Properties; (xii) the rights and remedies under the Mortgage Loan Purchase Agreements relating to document delivery requirements with respect to the Mortgage Loans and the representations and warranties of the related Mortgage Loan Seller regarding its Mortgage Loans; (xiii) the Lower-Tier Regular Interests and the Class [EC] Regular Interests, (xiv) the Interest Deposit Amounts and (xv) the proceeds of the foregoing (other than any interest earned on deposits in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and any Reserve Accounts, to the extent such interest belongs to the related Borrower). As provided in the Pooling and Servicing Agreement, withdrawals may be made from certain of the above accounts for purposes other than distributions to Certificateholders.

This Certificate does not purport to summarize the Pooling and Servicing Agreement, and reference is made to the Pooling and Servicing Agreement for the interests, rights, benefits, obligations and duties evidenced hereby, and the limitations thereon, and the rights, duties and immunities of the Certificate Administrator.

As provided in the Pooling and Servicing Agreement and subject to certain limitations set forth therein, this Certificate is transferable or exchangeable only upon surrender of this Certificate to the Certificate Registrar at its offices together with an assignment and transfer (executed by the Holder or his duly authorized attorney), subject to the requirements in Article V of the Pooling and Servicing Agreement. Upon surrender for registration of transfer of this Certificate, subject to the requirements Article V of the Pooling and Servicing Agreement, the Certificate Administrator shall execute and the Authenticating Agent shall duly authenticate in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations of a like aggregate denomination as the Certificate being surrendered. Such Certificates shall be delivered by the Certificate Registrar in accordance with Article V of the Pooling and Servicing Agreement.

Prior to due presentation of this Certificate for registration of transfer, the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent and any agent of any of them may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent or any agent of any of them shall be affected by notice or knowledge to the contrary.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.02 of the Pooling and Servicing Agreement other than for transfers to Institutional Accredited Investors as provided in Section 5.02(h) of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the transferor shall reimburse the Trust Fund for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer.

The Pooling and Servicing Agreement or any Custodial Agreement may be amended at any time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee without the consent of any of the Certificateholders or any Serviced Companion Loan Noteholders, (i) to cure any ambiguity or to correct any manifest error; (ii) to cause the provisions of the Pooling and Servicing Agreement or any Custodial Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus or Private Placement Memorandum with respect to the Certificates, the Trust or the Pooling and Servicing Agreement or to correct or supplement any provisions of the Pooling and Servicing Agreement or any Custodial Agreement which may be defective or inconsistent with any other provisions of the Pooling and Servicing Agreement or any Custodial Agreement; (iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment; (iv) to modify, eliminate or add to any of its provisions to such extent as shall be necessary to maintain the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any Certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the Trust Fund or any Trust REMIC or the Grantor Trust that would be a claim against the Trust Fund or any Trust REMIC or the Grantor Trust; provided that the Trustee and the Certificate Administrator have received an Opinion of Counsel (at the expense of the party requesting such amendment) to the effect that (a) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (b) such action will not adversely affect in any material respect the interests of any Certificateholder or Companion Loan Noteholder; (v) to modify, eliminate or add to the provisions any provision hereof restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Trust Fund, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person; (vi) to revise or add any other provisions with respect to matters or questions arising under this Agreement or any other change; provided that the required action shall not adversely affect in any material respect the interests of any Certificateholder (including, with respect to the AB Whole Loan, the Holders of the [LOAN-SPECIFIC CLASS]

Certificates) or any holder of a Serviced Pari Passu Companion Loan not consenting thereto as evidenced in writing by an Opinion of Counsel, at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (vii) to amend or supplement any provision hereof to the extent necessary to maintain the then-current ratings assigned to each Class of Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); provided that such amendment or supplement shall not adversely affect in any material respect the interests of any Certificateholder not consenting thereto as evidenced by an Opinion of Counsel; (viii) to modify the provisions of Section 3.06 and Section 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an Opinion of Counsel and (c) each Rating Agency has delivered a Rating Agency Confirmation and, with regard to any class of Serviced Companion Loan Securities, the applicable rating agencies have delivered a confirmation that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (ix) to modify the procedures of this Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that such amendment shall not adversely affect in any material respects the interests of any Certificateholders, as evidenced by (x) an Opinion of Counsel or (y) if any Certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such Certificates; and provided, further, that the Certificate Administrator shall give notice of any such amendment to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's Website and the Certificate Administrator shall post such notice to the Certificate Administrator's Website; and (x) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of this Agreement to such extent as shall be necessary to (A) effect the qualification of this Agreement under the TIA or under any similar federal statute hereafter enacted and to add to this Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform this Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (x) shall be at the sole cost and expense of the Depositor. Such amendment (a) shall not materially increase the obligations of the Depositor, the Trustee, the Paying Agent, the Certificate Administrator, the Operating

Advisor, the Asset Representations Reviewer, the 17g-5 Information Provider, the Master Servicer or the Special Servicer without such party's consent; and (b) shall not adversely affect in any material respect the interests of any Certificateholder or Serviced Companion Loan Noteholder not consenting thereto, as evidenced in the case of clauses (iii) through (x) above by (x) an Opinion of Counsel or (y) solely in the case of a Certificateholder of a rated Class, receipt of a Rating Agency Confirmation from each applicable Rating Agency. In no event shall any such amendment cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC or the Grantor Trust to fail to qualify as a grantor trust.

The Pooling and Servicing Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee with the prior written consent of the Holders of Certificates representing not less than 66-2/3% of the Percentage Interests of each Class of Certificates affected thereby (without regard to Certificates held by the Depositor, any of the Depositor's Affiliates and/or agents) and each Serviced Companion Loan Noteholder affected thereby for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or modifying in any manner the rights of the Certificateholders or the Serviced Companion Loan Noteholders; provided, that no such amendment may:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Serviced Whole Loans which are required to be distributed on any Certificate, without the consent of the Holders of Certificates representing all of the Percentage Interests of the Class or Classes affected thereby or which are required to be distributed to any Serviced Companion Loan Noteholders;

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN-SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then-outstanding or such Companion Holders, as applicable;

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding;

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary hereunder, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of

its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee, at any time and from time to time, without the consent of the Certificateholders or, if applicable, the Serviced Companion Loan Noteholders, may amend the Pooling and Servicing Agreement to modify, eliminate or add to any of its provisions (i) to such extent as shall be necessary to maintain the qualification of Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC as a REMIC or the qualification of the Grantor Trust as a grantor trust, or to prevent the imposition of any additional material state or local taxes, at all times that any Certificates are outstanding; *provided*, that such action, as evidenced by an Opinion of Counsel (obtained at the expense of the Trust Fund), is necessary or helpful to maintain such qualification or to prevent the imposition of any such taxes, and would not adversely affect in any material respect the interest of any Certificateholder or if applicable, any Serviced Companion Loan Noteholder or (ii) to the extent necessary to comply with the Investment Company Act of 1940, as amended, the Exchange Act, Regulation AB, and/or any related regulatory actions and/or interpretations.

The Certificateholder owning a majority of the Percentage Interests in the Controlling Class and, if no such Certificateholder exercises such option, the Special Servicer, and if the Special Servicer does not exercise such option, the Master Servicer may effect an early termination of the Trust Fund, upon not less than 30 days' prior Notice of Termination given to the Trustee, the Special Servicer and the Master Servicer any time specifying the Anticipated Termination Date, which shall be on or after the Early Termination Notice Date (defined as any date as of which the aggregate Stated Principal Balance of the Mortgage Loans is less than 1.0% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date) by purchasing on such date all, but not less than all, of the Mortgage Loans (including the Trust Subordinate Companion Loan) then included in the Trust Fund, and the Trust's interest in all property acquired in respect of any Mortgage Loan, at a purchase price, payable in cash, equal to the sum of, without duplication:

(A) 100% of the Stated Principal Balance of each Mortgage Loan included in the Trust as of the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of principal);

(B) the fair market value of all other property included in the Trust Fund as of the last day of the month preceding such Anticipated Termination Date, as determined by an Independent appraiser acceptable to the Master Servicer as of a date not more than 30 days prior to the last day of the month preceding such Distribution Date;

(C)   all unpaid interest accrued on the unpaid balance of each Mortgage Loan (including any Mortgage Loan as to which title to the related Mortgaged Property has been acquired) at the Mortgage Rate to the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of interest); and

(D)   the aggregate amount of unreimbursed Advances, with interest thereon at the Advance Rate, and unpaid Servicing Compensation, Special Servicing Compensation, Operating Advisor Fees, Certificate Administrator/Trustee Fees, the CREFC® Intellectual Property Royalty License Fees and Trust Fund expenses.

In addition, the Pooling and Servicing Agreement provides that following the date on which the Class [_____] Notional Amount, the Class [_____] Notional Amount and the aggregate Certificate Balance of the Class [_____] Certificates is reduced to zero, the Sole Certificateholder shall have the right to exchange all of the then-outstanding Certificates (other than (i) the Class [_____] Certificates if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [_____] Certificates pursuant to the definition of "Sole Certificateholder" and (ii) the [ARD CLASS] and Class [R] Certificates) for all of the Mortgage Loans and each REO Property remaining in the Trust Fund as contemplated by clause (ii) of Section 9.01(a) of the Pooling and Servicing Agreement by giving written notice to all the parties to the Pooling and Servicing Agreement no later than 60 days prior to the anticipated date of exchange.

All costs and expenses incurred by any and all parties to the Pooling and Servicing Agreement or by the Trust Fund in connection with the purchase of the Mortgage Loans and the other assets of the Trust Fund pursuant to Section 9.01(c) of the Pooling and Servicing Agreement shall be borne by the party exercising its purchase rights thereunder. The Trustee and the Certificate Administrator shall be entitled to rely conclusively on any determination made by an Independent appraiser pursuant to Section 9.01(c) of the Pooling and Servicing Agreement.

The respective obligations and responsibilities of the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee created by the Pooling and Servicing Agreement with respect to the Certificates (other than the obligations of the Certificate Administrator to make certain payments and to send certain notices to Certificateholders as set forth in the Pooling and Servicing Agreement) shall terminate upon payment (or provision for payment) to the Certificateholders and the Serviced Companion Loan Noteholders of all amounts held by or on behalf of the Trustee, the Certificate Administrator and the Master Servicer, as the case may be, required under the Pooling and Servicing Agreement to be so paid on the Distribution Date following the earlier to occur of (i) the purchase of the Mortgage Loans and all other property held by the Trust Fund in accordance with Section 9.01(c) of the Pooling and Servicing Agreement; (ii) the exchange by the Sole Certificateholder of its Certificates for the Mortgage Loans in accordance with Section 9.01(g) of the Pooling and Servicing Agreement; and (iii) the later of (a) the receipt or collection of the last payment due on any Mortgage Loan or Trust

Subordinate Companion Loan included in the Trust Fund, or (b) the liquidation and disposition pursuant to the Pooling and Servicing Agreement of the last asset held by the Trust Fund; provided that in no event shall the trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the United Kingdom, living on the date hereof.

Unless the Certificate of Authentication on this Certificate has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Certificate Administrator has caused this [Class X-F] Certificate to be duly executed.

Dated: [_____], 20[__]

[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Certificate Administrator

By:_____
                    Authorized Signatory

<u>Certificate of Authentication</u>

This is one of the [Class X-F] Certificates referred to in the Pooling and Servicing Agreement.

Dated: [_____], 20[__]

[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Authenticating Agent

By:_____
                    Authorized Signatory

EXHIBIT A-21

FORM OF [CLASS X-G] [RULE 144A][1] [REG S][2] CERTIFICATE

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][3]

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR FOREIGN SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS, AND ONLY (A)(1) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (2) FOR SO LONG AS THIS CERTIFICATE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"), TO AN INSTITUTIONAL INVESTOR THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" WITHIN THE MEANING OF RULE 144A ("QUALIFIED INSTITUTIONAL BUYER"), PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER, WHOM THE HOLDER HAS INFORMED, IN EACH CASE, THAT THE REOFFER, RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (3) TO AN INSTITUTIONAL "ACCREDITED INVESTOR," WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT OR ANY ENTITY IN WHICH ALL OF THE EQUITY OWNERS ARE SUCH ACCREDITED INVESTORS, OR (4) TO INSTITUTIONS THAT ARE A NON-"U.S. PERSON" IN AN "OFFSHORE TRANSACTION," AS SUCH TERMS ARE DEFINED IN, AND IN ACCORDANCE WITH RULE 903 OR RULE 904 OF, REGULATION S UNDER THE SECURITIES ACT, AND (B) IN ACCORDANCE WITH ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

---

[1] For Rule 144A Global Certificates only.
[2] For Reg S Global Certificates only.
[3] Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

ANY HOLDER DESIRING TO EFFECT A TRANSFER OF THIS CERTIFICATE SHALL, AND DOES HEREBY AGREE TO, INDEMNIFY THE CERTIFICATE REGISTRAR, THE CERTIFICATE ADMINISTRATOR, THE TRUSTEE, THE MASTER SERVICER AND THE DEPOSITOR AGAINST ANY LOSS, LIABILITY OR EXPENSE THAT MAY RESULT IF THE TRANSFER IS NOT EXEMPT FROM THE SECURITIES ACT OR IS NOT MADE IN ACCORDANCE WITH FEDERAL AND STATE LAWS.

THIS CERTIFICATE DOES NOT REPRESENT AN OBLIGATION OF OR INTEREST IN THE DEPOSITOR, THE ORIGINATOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE CERTIFICATE ADMINISTRATOR, THE CERTIFICATE REGISTRAR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THE CERTIFICATES NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

THE HOLDERS OF THIS [CLASS X-G] CERTIFICATE WILL BE ENTITLED ONLY TO DISTRIBUTIONS OF INTEREST ON THE NOTIONAL BALANCE OF THE [CLASS X-G] CERTIFICATES AND WILL NOT BE ENTITLED TO ANY DISTRIBUTIONS WITH RESPECT TO PRINCIPAL. THE NOTIONAL BALANCE OF THE [CLASS X-G] CERTIFICATES IS EQUAL TO AN AMOUNT AS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW. ACCORDINGLY, THE OUTSTANDING NOTIONAL BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL NOTIONAL BALANCE SET FORTH BELOW.

TRANSFERS AND EXCHANGES OF PORTIONS OF THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS AS PROVIDED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.

THIS CERTIFICATE SHOULD NOT BE PURCHASED BY A TRANSFEREE THAT IS (A) AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT, INCLUDING AN INDIVIDUAL RETIREMENT ACCOUNT OR A KEOGH PLAN, WHICH IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), OR A GOVERNMENTAL PLAN, AS DEFINED IN SECTION 3(32) OF ERISA, OR OTHER PLAN SUBJECT TO ANY FEDERAL, STATE OR LOCAL LAW ("SIMILAR LAW") WHICH IS TO A MATERIAL EXTENT SIMILAR TO THE FOREGOING PROVISIONS OF ERISA OR THE CODE (EACH, A "PLAN"), OR (B) A COLLECTIVE INVESTMENT FUND WHOSE UNDERLYING ASSETS INCLUDE PLAN ASSETS BY REASON OF A PLAN'S INVESTMENT IN THE COLLECTIVE INVESTMENT FUND (PURSUANT TO U.S. DEPARTMENT OF LABOR REGULATION SECTION 2510.3-101, AS MODIFIED BY SECTION 3(42) OF ERISA), AN INSURANCE COMPANY USING ASSETS OF SEPARATE ACCOUNTS OR GENERAL ACCOUNTS WHICH INCLUDE ASSETS OF PLANS (OR WHICH ARE DEEMED PURSUANT TO ERISA OR ANY SIMILAR LAW

TO INCLUDE ASSETS OF PLANS) OR OTHER PERSON ACTING ON BEHALF OF ANY SUCH PLAN OR USING THE ASSETS OF ANY SUCH PLAN, OTHER THAN AN INSURANCE COMPANY USING THE ASSETS OF ITS GENERAL ACCOUNT UNDER CIRCUMSTANCES WHEREBY SUCH PURCHASE AND THE SUBSEQUENT HOLDING OF SUCH CERTIFICATE BY SUCH INSURANCE COMPANY WOULD BE EXEMPT FROM THE PROHIBITED TRANSACTION PROVISIONS OF SECTIONS 406 AND 407 OF ERISA, AND CODE SECTION 4975 UNDER SECTIONS I AND III OF PTCE 95-60 OR A SUBSTANTIALLY SIMILAR EXEMPTION UNDER SIMILAR LAW. TRANSFEREES OF THIS CERTIFICATE TAKING DELIVERY IN CERTIFICATED FORM SHALL BE REQUIRED EITHER (I) TO DELIVER A LETTER IN THE FORM ATTACHED TO THE POOLING AND SERVICING AGREEMENT TO SUCH EFFECT, OR (II) IN THE EVENT THE TRANSFEREE IS SUCH AN ENTITY SPECIFIED IN (A) OR (B) ABOVE, SUCH ENTITY SHALL PROVIDE ANY OPINIONS OF COUNSEL, OFFICERS' CERTIFICATES OR AGREEMENTS AS MAY BE REQUIRED BY, AND IN FORM AND SUBSTANCE SATISFACTORY TO, THE DEPOSITOR, THE CERTIFICATE ADMINISTRATOR AND THE CERTIFICATE REGISTRAR, TO THE EFFECT THAT THE PURCHASE AND HOLDING OF THE CERTIFICATES BY OR ON BEHALF OF A PLAN WILL NOT CONSTITUTE OR RESULT IN A NON EXEMPT PROHIBITED TRANSACTION WITHIN THE MEANING OF SECTION 406 OR 407 OF ERISA OR CODE SECTION 4975 (OR SIMILAR VIOLATION OF SIMILAR LAW), AND WILL NOT SUBJECT THE MASTER SERVICER, THE SPECIAL SERVICER, THE DEPOSITOR, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR THE CERTIFICATE REGISTRAR TO ANY OBLIGATION OR LIABILITY. THE TRANSFEREE OF A BENEFICIAL INTEREST IN A "GLOBAL CERTIFICATE" THAT IS A "RESTRICTED CERTIFICATE" (EACH AS DEFINED IN THE POOLING AND SERVICING AGREEMENT) SHALL BE DEEMED TO REPRESENT THAT IT IS NOT A PLAN OR A PERSON ACTING ON BEHALF OF ANY PLAN OR USING THE ASSETS OF ANY PLAN TO ACQUIRE SUCH INTEREST, OTHER THAN AN INSURANCE COMPANY USING THE ASSETS OF ITS GENERAL ACCOUNT UNDER CIRCUMSTANCES WHEREBY SUCH PURCHASE AND THE SUBSEQUENT HOLDING OF SUCH CERTIFICATE BY SUCH INSURANCE COMPANY WOULD BE EXEMPT FROM THE PROHIBITED TRANSACTION PROVISIONS OF SECTIONS 406 AND 407 OF ERISA, AND CODE SECTION 4975 UNDER SECTIONS I AND III OF PTCE 95-60, OR A SUBSTANTIALLY SIMILAR EXEMPTION UNDER SIMILAR LAW.

FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(1) AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED.

[THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT AND, PRIOR TO THE DATE THAT IS 40 DAYS AFTER THE OFFERING OF THE CERTIFICATES, MAY NOT BE

OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO A U.S. PERSON EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.][4]

---

[4] For Reg S Global Certificates only.

[Class X-G] Pass-Through Rate: Variable

CUSIP: [_____]^5
[_____]^6
[_____]^7

ISIN: [_____]^8
[_____]^9
[_____]^{10}

Original Aggregate Notional Balance of the [Class X-G] Certificates: $[_____]

Initial Notional Balance of this Certificate: $[_____]

First Distribution Date: [_____], 20[__]

Cut-off Date: The close of business on the later of the related due date for each Mortgage Loan in [_____] 20[__] and the date of origination of such Mortgage Loan

Assumed Final Distribution Date: [_____], 20[__]

No.: [X-G]-[__]

This certifies that [_____] is the registered owner of a beneficial ownership interest in a Trust Fund, including the distributions to be made with respect to the [Class X-G] Certificates. The Trust Fund, described more fully below, consists primarily of a pool of Mortgage Loans secured by first liens on commercial, multifamily and manufactured housing community properties and held in trust by the Trustee and serviced by the Master Servicer. The Trust Fund was created, and the Mortgage Loans are to be serviced, pursuant to the Pooling and Servicing Agreement (as defined below). The Holder of this Certificate, by virtue of the acceptance hereof, assents to the terms, provisions and conditions of the Pooling and Servicing Agreement and is bound thereby.

The Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), between the Depositor, [_____], as master servicer (in such capacity, the "Master Servicer"), [_____], as special servicer (the "Special Servicer"), [_____], as trustee (the "Trustee"), [_____], as certificate administrator (in such capacity, the "Certificate Administrator"), paying agent and custodian, [_____], as operating advisor (the "Operating Advisor"), and [_____], as asset representations reviewer (the "Asset

---

^{5} For Rule 144A Certificates

^{6} For Regulation S Certificates

^{7} For IAI Certificates

^{8} For Rule 144A Certificates

^{9} For Regulation S Certificates

^{10} For IAI Certificates

Representations Reviewer") evidences the issuance of the Class [_____] Certificates (the "Certificates"; the Holders of Certificates issued under the Pooling and Servicing Agreement are collectively referred to herein as "Certificateholders"). This Certificate is issued pursuant to, and in accordance with, the terms of the Pooling and Servicing Agreement. To the extent not defined herein, capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

The Certificate Administrator makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans and has executed this Certificate in its limited capacity as Certificate Administrator under the Pooling and Servicing Agreement. In the event that there is any conflict between any provision of this Certificate and any provision of the Pooling and Servicing Agreement, such provision of this Certificate shall be superseded to the extent of such inconsistency.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator, or the Paying Agent on behalf of the Certificate Administrator, will distribute (other than the final distribution on any Certificate), on the [_____] Business Day after each Determination Date (each such date, a "Distribution Date") an amount equal to such Person's pro rata share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of interest then distributable, if any, allocable to the [Class X-G] Certificates for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. "Determination Date" is defined in the Pooling and Servicing Agreement as the sixth day of each month, or if such sixth day is not a Business Day, then the next Business Day, commencing in [_____] 20[__]. Holders of this Certificate may be entitled to Prepayment Premiums and Yield Maintenance Charges as provided in the Pooling and Servicing Agreement.

During each Interest Accrual Period (as defined below), interest on the [Class X-G] Certificates will be calculated based on a 360-day year consisting of twelve 30-day months on the outstanding Notional Balance hereof.

Interest accrued on this Certificate during an Interest Accrual Period, plus the aggregate unpaid Interest Shortfall with respect to this Certificate, if any, will be payable on the related Distribution Date to the extent provided in the Pooling and Servicing Agreement. The "Interest Accrual Period" means, with respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs. Each Interest Accrual Period is assumed to consist of 30 days.

All distributions (other than the final distribution on any Certificate) will be made by the Paying Agent to the Persons in whose names the Certificates are registered at the close of business on each Record Date, which will be the close of business on the last Business Day of

the calendar month preceding the month in which such Distribution Date occurs. Such distributions shall be made on each Distribution Date other than the Termination Date to each Certificateholder of record on the related Record Date, by wire transfer of immediately available funds to the account of such Holder at a bank or other entity located in the United States and having appropriate facilities therefor if such Holder shall have provided the Paying Agent with wire instructions in writing at least five Business Days prior to the related Record Date, or, otherwise, by check mailed by first-class mail to the address set forth therefor in the Certificate Register. The final distribution on each Certificate shall be made in like manner, but only upon presentment and surrender of such Certificate at the office of the Certificate Administrator or its agent (which may be the Paying Agent or the Certificate Registrar acting as such agent) that is specified in the notice to Holders of such final distribution.

Any funds not distributed on the Termination Date because of the failure of any Certificateholders to tender their Certificates shall, on such date, be set aside and held in trust for the benefit of the appropriate non-tendering Certificateholders. If any Certificates as to which notice of the Termination Date has been given pursuant to the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders, at their last addresses shown in the Certificate Register, to surrender their Certificates for cancellation in order to receive, from such funds held, the final distribution with respect thereto. If within one year after the second notice not all of such Certificates shall have been surrendered for cancellation, the Certificate Administrator may, directly or through an agent, take appropriate steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates. The costs and expenses of holding such funds in trust and of contacting such Certificateholders shall be paid out of such funds. If within two years after the second notice any such Certificates shall not have been surrendered for cancellation, the Paying Agent shall pay to the Certificate Administrator all amounts distributable to the Holders thereof, and the Certificate Administrator shall thereafter hold such amounts for the benefit of such Holders until the earlier of (i) its termination as Certificate Administrator under the Pooling and Servicing Agreement and the transfer of such amounts to a successor certificate administrator and (ii) the termination of the Trust Fund and distribution of such amounts to the Residual Certificateholders. No interest shall accrue or be payable to any Certificateholder on any amount held as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with the Pooling and Servicing Agreement. Such funds held by the Certificate Administrator may be invested under certain circumstances, and all income and gain realized from investment of such funds shall accrue for its benefit.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries in respect of the Mortgage Loans, as more specifically set forth herein and in the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement, the Trust Fund includes (in each case, to the extent of the Trust Fund's interest therein and specifically excluding any interest of any Serviced Companion Loan Noteholder therein) (i) such Mortgage Loans as from time to time are subject to the Pooling and Servicing Agreement, together with the Mortgage Files relating thereto; (ii) all scheduled or unscheduled payments on or collections in respect of

the Mortgage Loans due after the Cut-off Date; (iii) the Trust Fund's interest in any REO Property; (iv) all revenues received in respect of any REO Property; (v) any Assignments of Leases, Rents and Profits and any security agreements related to the Mortgage Loans; (vi) any indemnities or guaranties given as additional security for any Mortgage Loans; (vii) a security interest in all assets deposited in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and Reserve Accounts; (viii) the Loss of Value Reserve Fund; (ix) the Collection Account, the Serviced Whole Loan Collection Accounts, the Distribution Accounts, any Excess Liquidation Proceeds Account, the Interest Reserve Account and the Trust's interest in any REO Account, including any amounts on deposit therein, assets credited thereto and any reinvestment income, as applicable; (x) a security interest in any environmental indemnity agreements relating to the Mortgaged Properties; (xi) a security interest in all insurance policies with respect to the Mortgage Loans and the Mortgaged Properties; (xii) the rights and remedies under the Mortgage Loan Purchase Agreements relating to document delivery requirements with respect to the Mortgage Loans and the representations and warranties of the related Mortgage Loan Seller regarding its Mortgage Loans; (xiii) the Lower-Tier Regular Interests and the Class [EC] Regular Interests, (xiv) the Interest Deposit Amounts and (xv) the proceeds of the foregoing (other than any interest earned on deposits in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and any Reserve Accounts, to the extent such interest belongs to the related Borrower). As provided in the Pooling and Servicing Agreement, withdrawals may be made from certain of the above accounts for purposes other than distributions to Certificateholders.

This Certificate does not purport to summarize the Pooling and Servicing Agreement, and reference is made to the Pooling and Servicing Agreement for the interests, rights, benefits, obligations and duties evidenced hereby, and the limitations thereon, and the rights, duties and immunities of the Certificate Administrator.

As provided in the Pooling and Servicing Agreement and subject to certain limitations set forth therein, this Certificate is transferable or exchangeable only upon surrender of this Certificate to the Certificate Registrar at its offices together with an assignment and transfer (executed by the Holder or his duly authorized attorney), subject to the requirements in Article V of the Pooling and Servicing Agreement. Upon surrender for registration of transfer of this Certificate, subject to the requirements Article V of the Pooling and Servicing Agreement, the Certificate Administrator shall execute and the Authenticating Agent shall duly authenticate in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations of a like aggregate denomination as the Certificate being surrendered. Such Certificates shall be delivered by the Certificate Registrar in accordance with Article V of the Pooling and Servicing Agreement.

Prior to due presentation of this Certificate for registration of transfer, the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent and any agent of any of them may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent or any agent of any of them shall be affected by notice or knowledge to the contrary.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.02 of the Pooling and Servicing Agreement other than for transfers to Institutional Accredited Investors as provided in Section 5.02(h) of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the transferor shall reimburse the Trust Fund for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer.

The Pooling and Servicing Agreement or any Custodial Agreement may be amended at any time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee without the consent of any of the Certificateholders or any Serviced Companion Loan Noteholders, (i) to cure any ambiguity or to correct any manifest error; (ii) to cause the provisions of the Pooling and Servicing Agreement or any Custodial Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus or Private Placement Memorandum with respect to the Certificates, the Trust or the Pooling and Servicing Agreement or to correct or supplement any provisions of the Pooling and Servicing Agreement or any Custodial Agreement which may be defective or inconsistent with any other provisions of the Pooling and Servicing Agreement or any Custodial Agreement; (iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment; (iv) to modify, eliminate or add to any of its provisions to such extent as shall be necessary to maintain the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any Certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the Trust Fund or any Trust REMIC or the Grantor Trust that would be a claim against the Trust Fund or any Trust REMIC or the Grantor Trust; provided that the Trustee and the Certificate Administrator have received an Opinion of Counsel (at the expense of the party requesting such amendment) to the effect that (a) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (b) such action will not adversely affect in any material respect the interests of any Certificateholder or Companion Loan Noteholder; (v) to modify, eliminate or add to the provisions any provision hereof restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Trust Fund, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person; (vi) to revise or add any other provisions with respect to matters or questions arising under this Agreement or any other change; provided that the required action shall not adversely affect in any material respect the interests of any Certificateholder (including, with respect to the AB Whole Loan, the Holders of the [LOAN-SPECIFIC CLASS]

Certificates) or any holder of a Serviced Pari Passu Companion Loan not consenting thereto as evidenced in writing by an Opinion of Counsel, at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (vii) to amend or supplement any provision hereof to the extent necessary to maintain the then-current ratings assigned to each Class of Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); provided that such amendment or supplement shall not adversely affect in any material respect the interests of any Certificateholder not consenting thereto as evidenced by an Opinion of Counsel; (viii) to modify the provisions of Section 3.06 and Section 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an Opinion of Counsel and (c) each Rating Agency has delivered a Rating Agency Confirmation and, with regard to any class of Serviced Companion Loan Securities, the applicable rating agencies have delivered a confirmation that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (ix) to modify the procedures of this Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that such amendment shall not adversely affect in any material respects the interests of any Certificateholders, as evidenced by (x) an Opinion of Counsel or (y) if any Certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such Certificates; and provided, further, that the Certificate Administrator shall give notice of any such amendment to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's Website and the Certificate Administrator shall post such notice to the Certificate Administrator's Website; and (x) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of this Agreement to such extent as shall be necessary to (A) effect the qualification of this Agreement under the TIA or under any similar federal statute hereafter enacted and to add to this Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform this Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (x) shall be at the sole cost and expense of the Depositor. Such amendment (a) shall not materially increase the obligations of the Depositor, the Trustee, the Paying Agent, the Certificate Administrator, the Operating

Advisor, the Asset Representations Reviewer, the 17g-5 Information Provider, the Master Servicer or the Special Servicer without such party's consent; and (b) shall not adversely affect in any material respect the interests of any Certificateholder or Serviced Companion Loan Noteholder not consenting thereto, as evidenced in the case of clauses (iii) through (x) above by (x) an Opinion of Counsel or (y) solely in the case of a Certificateholder of a rated Class, receipt of a Rating Agency Confirmation from each applicable Rating Agency. In no event shall any such amendment cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC or the Grantor Trust to fail to qualify as a grantor trust.

The Pooling and Servicing Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee with the prior written consent of the Holders of Certificates representing not less than 66-2/3% of the Percentage Interests of each Class of Certificates affected thereby (without regard to Certificates held by the Depositor, any of the Depositor's Affiliates and/or agents) and each Serviced Companion Loan Noteholder affected thereby for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or modifying in any manner the rights of the Certificateholders or the Serviced Companion Loan Noteholders; provided, that no such amendment may:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Serviced Whole Loans which are required to be distributed on any Certificate, without the consent of the Holders of Certificates representing all of the Percentage Interests of the Class or Classes affected thereby or which are required to be distributed to any Serviced Companion Loan Noteholders;

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN-SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then-outstanding or such Companion Holders, as applicable;

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding;

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary hereunder, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of

its then-current ratings of any securities related to a Companion Loan, if any (<u>provided</u> that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee, at any time and from time to time, without the consent of the Certificateholders or, if applicable, the Serviced Companion Loan Noteholders, may amend the Pooling and Servicing Agreement to modify, eliminate or add to any of its provisions (i) to such extent as shall be necessary to maintain the qualification of Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC as a REMIC or the qualification of the Grantor Trust as a grantor trust, or to prevent the imposition of any additional material state or local taxes, at all times that any Certificates are outstanding; *provided*, that such action, as evidenced by an Opinion of Counsel (obtained at the expense of the Trust Fund), is necessary or helpful to maintain such qualification or to prevent the imposition of any such taxes, and would not adversely affect in any material respect the interest of any Certificateholder or if applicable, any Serviced Companion Loan Noteholder or (ii) to the extent necessary to comply with the Investment Company Act of 1940, as amended, the Exchange Act, Regulation AB, and/or any related regulatory actions and/or interpretations.

The Certificateholder owning a majority of the Percentage Interests in the Controlling Class and, if no such Certificateholder exercises such option, the Special Servicer, and if the Special Servicer does not exercise such option, the Master Servicer may effect an early termination of the Trust Fund, upon not less than 30 days' prior Notice of Termination given to the Trustee, the Special Servicer and the Master Servicer any time specifying the Anticipated Termination Date, which shall be on or after the Early Termination Notice Date (defined as any date as of which the aggregate Stated Principal Balance of the Mortgage Loans is less than 1.0% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date) by purchasing on such date all, but not less than all, of the Mortgage Loans (including the Trust Subordinate Companion Loan) then included in the Trust Fund, and the Trust's interest in all property acquired in respect of any Mortgage Loan, at a purchase price, payable in cash, equal to the sum of, without duplication:

(A) 100% of the Stated Principal Balance of each Mortgage Loan included in the Trust as of the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of principal);

(B) the fair market value of all other property included in the Trust Fund as of the last day of the month preceding such Anticipated Termination Date, as determined by an Independent appraiser acceptable to the Master Servicer as of a date not more than 30 days prior to the last day of the month preceding such Distribution Date;

(C)   all unpaid interest accrued on the unpaid balance of each Mortgage Loan (including any Mortgage Loan as to which title to the related Mortgaged Property has been acquired) at the Mortgage Rate to the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of interest); and

(D)   the aggregate amount of unreimbursed Advances, with interest thereon at the Advance Rate, and unpaid Servicing Compensation, Special Servicing Compensation, Operating Advisor Fees, Certificate Administrator/Trustee Fees, the CREFC® Intellectual Property Royalty License Fees and Trust Fund expenses.

In addition, the Pooling and Servicing Agreement provides that following the date on which the Class [_____] Notional Amount, the Class [_____] Notional Amount and the aggregate Certificate Balance of the Class [_____] Certificates is reduced to zero, the Sole Certificateholder shall have the right to exchange all of the then-outstanding Certificates (other than (i) the Class [_____] Certificates if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [_____] Certificates pursuant to the definition of "Sole Certificateholder" and (ii) the [ARD CLASS] and Class [R] Certificates) for all of the Mortgage Loans and each REO Property remaining in the Trust Fund as contemplated by clause (ii) of Section 9.01(a) of the Pooling and Servicing Agreement by giving written notice to all the parties to the Pooling and Servicing Agreement no later than 60 days prior to the anticipated date of exchange.

All costs and expenses incurred by any and all parties to the Pooling and Servicing Agreement or by the Trust Fund in connection with the purchase of the Mortgage Loans and the other assets of the Trust Fund pursuant to Section 9.01(c) of the Pooling and Servicing Agreement shall be borne by the party exercising its purchase rights thereunder. The Trustee and the Certificate Administrator shall be entitled to rely conclusively on any determination made by an Independent appraiser pursuant to Section 9.01(c) of the Pooling and Servicing Agreement.

The respective obligations and responsibilities of the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee created by the Pooling and Servicing Agreement with respect to the Certificates (other than the obligations of the Certificate Administrator to make certain payments and to send certain notices to Certificateholders as set forth in the Pooling and Servicing Agreement) shall terminate upon payment (or provision for payment) to the Certificateholders and the Serviced Companion Loan Noteholders of all amounts held by or on behalf of the Trustee, the Certificate Administrator and the Master Servicer, as the case may be, required under the Pooling and Servicing Agreement to be so paid on the Distribution Date following the earlier to occur of (i) the purchase of the Mortgage Loans and all other property held by the Trust Fund in accordance with Section 9.01(c) of the Pooling and Servicing Agreement; (ii) the exchange by the Sole Certificateholder of its Certificates for the Mortgage Loans in accordance with Section 9.01(g) of the Pooling and Servicing Agreement; and (iii) the later of (a) the receipt or collection of the last payment due on any Mortgage Loan or Trust

Subordinate Companion Loan included in the Trust Fund, or (b) the liquidation and disposition pursuant to the Pooling and Servicing Agreement of the last asset held by the Trust Fund; provided that in no event shall the trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the United Kingdom, living on the date hereof.

Unless the Certificate of Authentication on this Certificate has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Certificate Administrator has caused this [Class X-G] Certificate to be duly executed.

Dated: [_____], 20[___]

[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Certificate Administrator

By:_____
Authorized Signatory

<u>Certificate of Authentication</u>

This is one of the [Class X-G] Certificates referred to in the Pooling and Servicing Agreement.

Dated: [_____], 20[___]

[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Authenticating Agent

By:_____
Authorized Signatory

EXHIBIT A-22

FORM OF CLASS R CERTIFICATE

THIS CERTIFICATE DOES NOT REPRESENT AN OBLIGATION OF OR INTEREST IN THE DEPOSITOR, THE ORIGINATOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE CERTIFICATE ADMINISTRATOR, THE CERTIFICATE REGISTRAR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THE CERTIFICATES NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS A "RESIDUAL INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT" AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G(a)(2) AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"). A TRANSFEREE OF THIS CERTIFICATE, BY ACCEPTANCE HEREOF, IS DEEMED TO HAVE ACCEPTED THIS CERTIFICATE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFERABILITY, AS SET FORTH IN SECTION 5.02(l) OF THE POOLING AND SERVICING AGREEMENT, AND SHALL BE REQUIRED TO FURNISH AN AFFIDAVIT TO THE TRANSFEROR AND THE CERTIFICATE ADMINISTRATOR TO THE EFFECT THAT, AMONG OTHER THINGS, (A) IT IS NOT A DISQUALIFIED ORGANIZATION, AS SUCH TERM IS DEFINED IN SECTION 860E(e)(5) OF THE CODE, OR AN AGENT (INCLUDING A BROKER, NOMINEE OR OTHER MIDDLEMAN) FOR SUCH DISQUALIFIED ORGANIZATION AND IS OTHERWISE A PERMITTED TRANSFEREE, (B) IT WILL NOT CAUSE INCOME WITH RESPECT TO THIS CERTIFICATE TO BE ATTRIBUTABLE TO A FOREIGN PERMANENT ESTABLISHMENT OR FIXED BASE, WITHIN THE MEANING OF AN APPLICABLE INCOME TAX TREATY, OF SUCH PERSON OR ANY OTHER U.S. PERSON, (C) IT HAS HISTORICALLY PAID ITS DEBTS AS THEY HAVE COME DUE AND INTENDS TO CONTINUE TO PAY ITS DEBTS AS THEY COME DUE IN THE FUTURE, AND (D) IT INTENDS TO PAY ANY TAXES ASSOCIATED WITH HOLDING THIS CERTIFICATE AS THEY BECOME DUE. ANY PURPORTED TRANSFER TO A DISQUALIFIED ORGANIZATION OR OTHER PERSON THAT IS NOT A PERMITTED TRANSFEREE OR OTHERWISE IN VIOLATION OF THESE RESTRICTIONS SHALL BE ABSOLUTELY NULL AND VOID AND SHALL VEST NO RIGHTS IN ANY PURPORTED TRANSFEREE. BECAUSE THIS CERTIFICATE REPRESENTS A "NON ECONOMIC RESIDUAL INTEREST," AS DEFINED IN TREASURY REGULATIONS SECTION 1.860E-1(c), TRANSFERS OF THIS CERTIFICATE MAY BE DISREGARDED FOR FEDERAL INCOME TAX PURPOSES. IN ORDER TO SATISFY A REGULATORY SAFE HARBOR UNDER WHICH SUCH TRANSFERS WILL NOT BE DISREGARDED, THE TRANSFEROR MAY BE REQUIRED, AMONG OTHER THINGS, TO SATISFY ITSELF AS TO THE FINANCIAL CONDITION OF THE PROPOSED TRANSFEREE AND EITHER TO PAY A SPECIFIED AMOUNT TO THE PROPOSED TRANSFEREE

OR TRANSFER TO AN ELIGIBLE TRANSFEREE AS PROVIDED IN REGULATIONS.

THE HOLDER OF THIS CERTIFICATE, BY ACCEPTANCE HEREOF, IS DEEMED TO HAVE AGREED TO CONSENT TO ACT AS "TAX MATTERS PERSON" OF THE UPPER TIER REMIC AND TO THE APPOINTMENT OF THE CERTIFICATE ADMINISTRATOR AS ATTORNEY IN FACT AND AGENT FOR THE TAX MATTERS PERSON OR AS OTHERWISE PROVIDED IN THE POOLING AND SERVICING AGREEMENT TO PERFORM THE FUNCTIONS OF A "TAX MATTERS PARTNER" FOR PURPOSES OF SUBCHAPTER C OF CHAPTER 63 OF SUBTITLE F OF THE CODE.

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR FOREIGN SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS, AND ONLY (A)(1) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, OR (2) FOR SO LONG AS THIS CERTIFICATE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"), TO AN INSTITUTIONAL INVESTOR THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" WITHIN THE MEANING OF RULE 144A ("QUALIFIED INSTITUTIONAL BUYER") PURCHASING FOR ITS OWN ACCOUNT, OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER, WHOM THE HOLDER HAS INFORMED, IN EACH CASE, THAT THE REOFFER, RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, AND (B) IN ACCORDANCE WITH ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

THE INITIAL INVESTOR IN THIS CERTIFICATE, AND EACH SUBSEQUENT PURCHASER OF THIS CERTIFICATE, BY PURCHASING THIS CERTIFICATE OR AN INTEREST HEREIN, IS DEEMED TO HAVE AGREED TO COMPLY WITH CERTAIN TRANSFER REQUIREMENTS SET FORTH IN THE POOLING AND SERVICING AGREEMENT. A TRANSFEREE IS ALSO REQUIRED TO DELIVER AN INVESTMENT REPRESENTATION LETTER SUBSTANTIALLY IN THE FORM OF EXHIBIT D-1 TO THE POOLING AND SERVICING AGREEMENT IF SUCH TRANSFEREE IS A QUALIFIED INSTITUTIONAL BUYER OR (OTHER THAN WITH RESPECT TO A RESIDUAL CERTIFICATE) AN INSTITUTIONAL ACCREDITED INVESTOR, AND MAY ALSO BE REQUIRED TO DELIVER AN OPINION OF COUNSEL IF SUCH TRANSFEREE IS NOT A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A.

THIS CERTIFICATE SHOULD NOT BE PURCHASED BY A TRANSFEREE THAT IS (A) AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT,

INCLUDING AN INDIVIDUAL RETIREMENT ACCOUNT OR A KEOGH PLAN, WHICH IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SECTION 4975 OF THE CODE, OR A GOVERNMENTAL PLAN, AS DEFINED IN SECTION 3(32) OF ERISA, OR OTHER PLAN SUBJECT TO ANY FEDERAL, STATE OR LOCAL LAW ("SIMILAR LAW") WHICH IS TO A MATERIAL EXTENT SIMILAR TO THE FOREGOING PROVISIONS OF ERISA OR THE CODE (EACH, A "PLAN"), OR (B) A COLLECTIVE INVESTMENT FUND WHOSE UNDERLYING ASSETS INCLUDE PLAN ASSETS BY REASON OF A PLAN'S INVESTMENT IN THE COLLECTIVE INVESTMENT FUND (PURSUANT TO U.S. DEPARTMENT OF LABOR REGULATION SECTION 2510.3-101, AS MODIFIED BY SECTION 3(42) OF ERISA), AN INSURANCE COMPANY USING ASSETS OF SEPARATE ACCOUNTS OR GENERAL ACCOUNTS WHICH INCLUDE ASSETS OF PLANS (OR WHICH ARE DEEMED PURSUANT TO ERISA OR ANY SIMILAR LAW TO INCLUDE ASSETS OF PLANS) OR OTHER PERSON ACTING ON BEHALF OF ANY SUCH PLAN OR USING THE ASSETS OF ANY SUCH PLAN. TRANSFEREES OF THIS CERTIFICATE TAKING DELIVERY IN CERTIFICATED FORM SHALL BE REQUIRED TO DELIVER A LETTER IN THE FORM ATTACHED TO THE POOLING AND SERVICING AGREEMENT TO SUCH EFFECT.

TRANSFERS AND EXCHANGES OF PORTIONS OF THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS AS PROVIDED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.

ANY HOLDER DESIRING TO EFFECT A TRANSFER OF THIS CERTIFICATE SHALL, AND DOES HEREBY AGREE TO, INDEMNIFY THE CERTIFICATE REGISTRAR, THE CERTIFICATE ADMINISTRATOR, THE TRUSTEE, THE MASTER SERVICER AND THE DEPOSITOR AGAINST ANY LOSS, LIABILITY OR EXPENSE THAT MAY RESULT IF THE TRANSFER IS NOT EXEMPT FROM THE SECURITIES ACT OR IS NOT MADE IN ACCORDANCE WITH FEDERAL AND STATE LAWS.

[NAME OF ISSUING ENTITY] COMMERCIAL MORTGAGE
PASS-THROUGH CERTIFICATES, CLASS [R]

No.: [R]-1

Percentage Interest: [_]%

CUSIP: [_____]¹

ISIN: [_____]²

This certifies that [_____] is the registered owner of the Percentage Interest evidenced by this Certificate in the Class R Certificates issued by the Trust Fund. The Class [R] Certificateholder is not entitled to interest or principal distributions. The Class [R] Certificateholder will be entitled to receive the proceeds of the remaining assets of the Upper-Tier REMIC, if any, on the Final Scheduled Distribution Date for the Certificates, after distributions in respect of any accrued but unpaid interest on the Certificates and after distributions in reduction of principal balance have reduced the principal balances of the Certificates to zero. It is not anticipated that there will be any assets remaining in the Upper-Tier REMIC or Trust Fund on the Final Scheduled Distribution Date following the distributions on the Regular Certificates. The Trust Fund, described more fully below, consists primarily of a pool of Mortgage Loans secured by first liens on commercial, multifamily and manufactured housing community properties and held in trust by the Trustee and serviced by the Master Servicer. The Trust Fund was created, and the Mortgage Loans are to be serviced, pursuant to the Pooling and Servicing Agreement (as defined below). The Holder of this Certificate, by virtue of the acceptance hereof, assents to the terms, provisions and conditions of the Pooling and Servicing Agreement and is bound thereby.

The Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), between the Depositor, [_____], as master servicer (in such capacity, the "Master Servicer"), [_____], as special servicer (the "Special Servicer"), [_____], as trustee (the "Trustee"), [_____], as certificate administrator (in such capacity, the "Certificate Administrator"), paying agent and custodian, [_____], as operating advisor (the "Operating Advisor"), and [_____], as asset representations reviewer (the "Asset Representations Reviewer") evidences the issuance of the Class [_____] Certificates (the "Certificates"; the Holders of Certificates issued under the Pooling and Servicing Agreement are collectively referred to herein as "Certificateholders"). This Certificate is issued pursuant to, and in accordance with, the terms of the Pooling and Servicing Agreement. To the extent not defined herein, capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Class [R] Certificate represents the sole "residual interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(2) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this

---

¹ For Rule 144A Certificates

² For Rule 144A Certificates

Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income. The Holder of the largest Percentage Interest in the Class [R] Certificates shall be the "tax matters person" for the Upper-Tier REMIC pursuant to Treasury Regulations Section 1.860F-4(d), and the Certificate Administrator is hereby irrevocably designated and shall serve as attorney-in-fact and agent for any such Person that is the "tax matters person".

The Certificate Administrator makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans and has executed this Certificate in its limited capacity as Certificate Administrator under the Pooling and Servicing Agreement. In the event that there is any conflict between any provision of this Certificate and any provision of the Pooling and Servicing Agreement, such provision of this Certificate shall be superseded to the extent of such inconsistency.

All distributions (other than the final distribution on any Certificate) will be made by the Paying Agent to the Persons in whose names the Certificates are registered at the close of business on each Record Date, which will be the close of business on the last Business Day of the calendar month preceding the month in which such Distribution Date occurs. Such distributions shall be made on each Distribution Date other than the Termination Date to each Certificateholder of record on the related Record Date, by wire transfer of immediately available funds to the account of such Holder at a bank or other entity located in the United States and having appropriate facilities therefor if such Holder shall have provided the Paying Agent with wire instructions in writing at least five Business Days prior to the related Record Date, or, otherwise, by check mailed by first-class mail to the address set forth therefor in the Certificate Register. The final distribution on each Certificate shall be made in like manner, but only upon presentment and surrender of such Certificate at the office of the Certificate Administrator or its agent (which may be the Paying Agent or the Certificate Registrar acting as such agent) that is specified in the notice to Holders of such final distribution.

Any funds not distributed on the Termination Date because of the failure of any Certificateholders to tender their Certificates shall, on such date, be set aside and held in trust for the benefit of the appropriate non-tendering Certificateholders. If any Certificates as to which notice of the Termination Date has been given pursuant to the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders, at their last addresses shown in the Certificate Register, to surrender their Certificates for cancellation in order to receive, from such funds held, the final distribution with respect thereto. If within one year after the second notice not all of such Certificates shall have been surrendered for cancellation, the Certificate Administrator may, directly or through an agent, take appropriate steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates. The costs and expenses of holding such funds in trust and of contacting such Certificateholders shall be paid out of such funds. If within two years after the second notice any such Certificates shall not have been surrendered for cancellation, the Paying Agent shall pay to the Certificate Administrator all amounts distributable to the Holders thereof, and the Certificate Administrator shall thereafter hold such amounts for the benefit of such Holders until the earlier of (i) its termination as Certificate Administrator under the Pooling and Servicing Agreement and the transfer of such amounts to a

successor certificate administrator and (ii) the termination of the Trust Fund and distribution of such amounts to the Residual Certificateholders. No interest shall accrue or be payable to any Certificateholder on any amount held as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with the Pooling and Servicing Agreement. Such funds held by the Certificate Administrator may be invested under certain circumstances, and all income and gain realized from investment of such funds shall accrue for its benefit.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries in respect of the Mortgage Loans, as more specifically set forth herein and in the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement, the Trust Fund includes (in each case, to the extent of the Trust Fund's interest therein and specifically excluding any interest of any Serviced Companion Loan Noteholder therein): (i) such Mortgage Loans as from time to time are subject to the Pooling and Servicing Agreement, together with the Mortgage Files relating thereto; (ii) all scheduled or unscheduled payments on or collections in respect of the Mortgage Loans due after the Cut-off Date; (iii) the Trust Fund's interest in any REO Property; (iv) all revenues received in respect of any REO Property; (v) any Assignments of Leases, Rents and Profits and any security agreements related to the Mortgage Loans; (vi) any indemnities or guaranties given as additional security for any Mortgage Loans; (vii) a security interest in all assets deposited in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and Reserve Accounts; (viii) the Loss of Value Reserve Fund; (ix) the Collection Account, the Serviced Whole Loan Collection Accounts, the Distribution Accounts, any Excess Liquidation Proceeds Account, the Interest Reserve Account and the Trust's interest in any REO Account, including any amounts on deposit therein, assets credited thereto and any reinvestment income, as applicable; (x) a security interest in any environmental indemnity agreements relating to the Mortgaged Properties; (xi) a security interest in all insurance policies with respect to the Mortgage Loans and the Mortgaged Properties; (xii) the rights and remedies under the Mortgage Loan Purchase Agreements relating to document delivery requirements with respect to the Mortgage Loans and the representations and warranties of the related Mortgage Loan Seller regarding its Mortgage Loans; (xiii) the Lower-Tier Regular Interests and the Class [EC] Regular Interests, (xiv) the Interest Deposit Amounts and (xv) the proceeds of the foregoing (other than any interest earned on deposits in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and any Reserve Accounts, to the extent such interest belongs to the related Borrower). As provided in the Pooling and Servicing Agreement, withdrawals may be made from certain of the above accounts for purposes other than distributions to Certificateholders.

This Certificate does not purport to summarize the Pooling and Servicing Agreement, and reference is made to the Pooling and Servicing Agreement for the interests, rights, benefits, obligations and duties evidenced hereby, and the limitations thereon, and the rights, duties and immunities of the Certificate Administrator.

As provided in the Pooling and Servicing Agreement and subject to certain limitations set forth therein, this Certificate is transferable or exchangeable only upon surrender of this Certificate to the Certificate Registrar at its offices together with an assignment and transfer (executed by the Holder or his duly authorized attorney), subject to the requirements in

Article V of the Pooling and Servicing Agreement. Upon surrender for registration of transfer of this Certificate, subject to the requirements Article V of the Pooling and Servicing Agreement, the Certificate Administrator shall execute and the Authenticating Agent shall duly authenticate in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations of a like aggregate denomination as the Certificate being surrendered. Such Certificates shall be delivered by the Certificate Registrar in accordance with Article V of the Pooling and Servicing Agreement.

Prior to due presentation of this Certificate for registration of transfer, the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent and any agent of any of them may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent or any agent of any of them shall be affected by notice or knowledge to the contrary.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.02 of the Pooling and Servicing Agreement other than for transfers to Institutional Accredited Investors as provided in Section 5.02(h) of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the transferor shall reimburse the Trust Fund for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer.

The Pooling and Servicing Agreement or any Custodial Agreement may be amended at any time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee without the consent of any of the Certificateholders or any Serviced Companion Loan Noteholders, (i) to cure any ambiguity or to correct any manifest error; (ii) to cause the provisions of the Pooling and Servicing Agreement or any Custodial Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus or Private Placement Memorandum with respect to the Certificates, the Trust or the Pooling and Servicing Agreement or to correct or supplement any provisions of the Pooling and Servicing Agreement or any Custodial Agreement which may be defective or inconsistent with any other provisions of the Pooling and Servicing Agreement or any Custodial Agreement; (iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment; (iv) to modify, eliminate or add to any of its provisions to such extent as shall be necessary to maintain

the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any Certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the Trust Fund or any Trust REMIC or the Grantor Trust that would be a claim against the Trust Fund or any Trust REMIC or the Grantor Trust; provided that the Trustee and the Certificate Administrator have received an Opinion of Counsel (at the expense of the party requesting such amendment) to the effect that (a) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (b) such action will not adversely affect in any material respect the interests of any Certificateholder or Companion Loan Noteholder; (v) to modify, eliminate or add to the provisions any provision hereof restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Trust Fund, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person; (vi) to revise or add any other provisions with respect to matters or questions arising under this Agreement or any other change; provided that the required action shall not adversely affect in any material respect the interests of any Certificateholder (including, with respect to the AB Whole Loan, the Holders of the [LOAN-SPECIFIC CLASS] Certificates) or any holder of a Serviced Pari Passu Companion Loan not consenting thereto as evidenced in writing by an Opinion of Counsel, at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (vii) to amend or supplement any provision hereof to the extent necessary to maintain the then-current ratings assigned to each Class of Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); provided that such amendment or supplement shall not adversely affect in any material respect the interests of any Certificateholder not consenting thereto as evidenced by an Opinion of Counsel; (viii) to modify the provisions of Section 3.06 and Section 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an Opinion of Counsel and (c) each Rating Agency has delivered a Rating Agency Confirmation and, with regard to any class of Serviced Companion Loan Securities, the applicable rating agencies have delivered a confirmation that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (provided that such rating agency confirmation may be considered satisfied in the same

manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (ix) to modify the procedures of this Agreement relating to compliance with Rule 17g-5 of the Exchange Act; <u>provided</u> that such amendment shall not adversely affect in any material respects the interests of any Certificateholders, as evidenced by (x) an Opinion of Counsel or (y) if any Certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such Certificates; and <u>provided</u>, <u>further</u>, that the Certificate Administrator shall give notice of any such amendment to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's Website and the Certificate Administrator shall post such notice to the Certificate Administrator's Website; and (x) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of this Agreement to such extent as shall be necessary to (A) effect the qualification of this Agreement under the TIA or under any similar federal statute hereafter enacted and to add to this Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform this Agreement and be consistent with the modifications made pursuant to the preceding clause (A); <u>provided</u> that any amendment pursuant to this clause <u>(x)</u> shall be at the sole cost and expense of the Depositor. Such amendment (a) shall not materially increase the obligations of the Depositor, the Trustee, the Paying Agent, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the 17g-5 Information Provider, the Master Servicer or the Special Servicer without such party's consent; and (b) shall not adversely affect in any material respect the interests of any Certificateholder or Serviced Companion Loan Noteholder not consenting thereto, as evidenced in the case of clauses (iii) through (x) above by (x) an Opinion of Counsel or (y) solely in the case of a Certificateholder of a rated Class, receipt of a Rating Agency Confirmation from each applicable Rating Agency. In no event shall any such amendment cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC or the Grantor Trust to fail to qualify as a grantor trust.

The Pooling and Servicing Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee with the prior written consent of the Holders of Certificates representing not less than 66-2/3% of the Percentage Interests of each Class of Certificates affected thereby (without regard to Certificates held by the Depositor, any of the Depositor's Affiliates and/or agents) and each Serviced Companion Loan Noteholder affected thereby for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or modifying in any manner the rights of the Certificateholders or the Serviced Companion Loan Noteholders; provided, that no such amendment may:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Serviced Whole Loans which are required to be distributed on any Certificate, without the consent of the Holders of Certificates representing all of the Percentage Interests of the Class or Classes affected thereby or which are required to be distributed to any Serviced Companion Loan Noteholders;

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of

[LOAN-SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then-outstanding or such Companion Holders, as applicable;

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding;

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary hereunder, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee, at any time and from time to time, without the consent of the Certificateholders or, if applicable, the Serviced Companion Loan Noteholders, may amend the Pooling and Servicing Agreement to modify, eliminate or add to any of its provisions (i) to such extent as shall be necessary to maintain the qualification of Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC as a REMIC or the qualification of the Grantor Trust as a grantor trust, or to prevent the imposition of any additional material state or local taxes, at all times that any Certificates are outstanding; *provided*, that such action, as evidenced by an Opinion of Counsel (obtained at the expense of the Trust Fund), is necessary or helpful to maintain such qualification or to prevent the imposition of any such taxes, and would not adversely affect in any material respect the interest of any Certificateholder or if applicable, any Serviced Companion Loan Noteholder or (ii) to the extent necessary to comply with the Investment Company Act of 1940, as amended, the Exchange Act, Regulation AB, and/or any related regulatory actions and/or interpretations.

The Certificateholder owning a majority of the Percentage Interests in the Controlling Class and, if no such Certificateholder exercises such option, the Special Servicer, and if the Special Servicer does not exercise such option, the Master Servicer may effect an early termination of the Trust Fund, upon not less than 30 days' prior Notice of Termination given to the Trustee, the Special Servicer and the Master Servicer any time specifying the Anticipated Termination Date, which shall be on or after the Early Termination Notice Date (defined as any date as of which the aggregate Stated Principal Balance of the Mortgage Loans is less than 1.0% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date) by

purchasing on such date all, but not less than all, of the Mortgage Loans (including the Trust Subordinate Companion Loan) then included in the Trust Fund, and the Trust's interest in all property acquired in respect of any Mortgage Loan, at a purchase price, payable in cash, equal to the sum of, without duplication:

(A) 100% of the Stated Principal Balance of each Mortgage Loan included in the Trust as of the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of principal);

(B) the fair market value of all other property included in the Trust Fund as of the last day of the month preceding such Anticipated Termination Date, as determined by an Independent appraiser acceptable to the Master Servicer as of a date not more than 30 days prior to the last day of the month preceding such Distribution Date;

(C) all unpaid interest accrued on the unpaid balance of each Mortgage Loan (including any Mortgage Loan as to which title to the related Mortgaged Property has been acquired) at the Mortgage Rate to the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of interest); and

(D) the aggregate amount of unreimbursed Advances, with interest thereon at the Advance Rate, and unpaid Servicing Compensation, Special Servicing Compensation, Operating Advisor Fees, Certificate Administrator/Trustee Fees, the CREFC® Intellectual Property Royalty License Fees and Trust Fund expenses.

In addition, the Pooling and Servicing Agreement provides that following the date on which the Class [_____] Notional Amount, the Class [_____] Notional Amount and the aggregate Certificate Balance of the Class [_____] Certificates is reduced to zero, the Sole Certificateholder shall have the right to exchange all of the then-outstanding Certificates (other than (i) the Class [_____] Certificates if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [_____] Certificates pursuant to the definition of "Sole Certificateholder" and (ii) the [ARD CLASS] and Class [R] Certificates) for all of the Mortgage Loans and each REO Property remaining in the Trust Fund as contemplated by clause (ii) of Section 9.01(a) of the Pooling and Servicing Agreement by giving written notice to all the parties to the Pooling and Servicing Agreement no later than 60 days prior to the anticipated date of exchange.

All costs and expenses incurred by any and all parties to the Pooling and Servicing Agreement or by the Trust Fund in connection with the purchase of the Mortgage Loans and the other assets of the Trust Fund pursuant to Section 9.01(c) of the Pooling and Servicing Agreement shall be borne by the party exercising its purchase rights thereunder. The Trustee and the Certificate Administrator shall be entitled to rely conclusively on any

determination made by an Independent appraiser pursuant to Section 9.01(c) of the Pooling and Servicing Agreement.

The respective obligations and responsibilities of the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee created by the Pooling and Servicing Agreement with respect to the Certificates (other than the obligations of the Certificate Administrator to make certain payments and to send certain notices to Certificateholders as set forth in the Pooling and Servicing Agreement) shall terminate upon payment (or provision for payment) to the Certificateholders and the Serviced Companion Loan Noteholders of all amounts held by or on behalf of the Trustee, the Certificate Administrator and the Master Servicer, as the case may be, required under the Pooling and Servicing Agreement to be so paid on the Distribution Date following the earlier to occur of (i) the purchase of the Mortgage Loans and all other property held by the Trust Fund in accordance with Section 9.01(c) of the Pooling and Servicing Agreement; (ii) the exchange by the Sole Certificateholder of its Certificates for the Mortgage Loans in accordance with Section 9.01(g) of the Pooling and Servicing Agreement; and (iii) the later of (a) the receipt or collection of the last payment due on any Mortgage Loan or Trust Subordinate Companion Loan included in the Trust Fund, or (b) the liquidation and disposition pursuant to the Pooling and Servicing Agreement of the last asset held by the Trust Fund; provided that in no event shall the trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the United Kingdom, living on the date hereof.

Unless the Certificate of Authentication on this Certificate has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Certificate Administrator has caused this Class [R] Certificate to be duly executed.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Certificate Administrator

By:_____
Authorized Signatory



Certificate of Authentication


This is one of the Class [R] Certificates referred to in the Pooling and Servicing Agreement.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Authenticating Agent

By:_____
Authorized Signatory


EXHIBIT A-23

FORM OF [ARD CLASS] CERTIFICATE

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "<u>SECURITIES ACT</u>"), OR ANY STATE OR FOREIGN SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS, AND ONLY (A)(1) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (2) FOR SO LONG AS THIS CERTIFICATE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("<u>RULE 144A</u>"), TO AN INSTITUTIONAL INVESTOR THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" WITHIN THE MEANING OF RULE 144A ("<u>QUALIFIED INSTITUTIONAL BUYER</u>"), PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER, WHOM THE HOLDER HAS INFORMED, IN EACH CASE, THAT THE REOFFER, RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (3) TO AN INSTITUTIONAL "ACCREDITED INVESTOR," WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT, OR ANY ENTITY IN WHICH ALL OF THE EQUITY OWNERS ARE SUCH ACCREDITED INVESTORS, OR (4) TO INSTITUTIONS THAT ARE A NON-"U.S. PERSON" IN AN "OFFSHORE TRANSACTION," AS SUCH TERMS ARE DEFINED IN, AND IN ACCORDANCE WITH RULE 903 OR RULE 904 OF, REGULATION S UNDER THE SECURITIES ACT, AND (B) IN ACCORDANCE WITH ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

THE INITIAL INVESTOR IN THIS CERTIFICATE, AND EACH SUBSEQUENT PURCHASER OF THIS CERTIFICATE, BY PURCHASING THIS CERTIFICATE OR AN INTEREST HEREIN, IS DEEMED TO HAVE AGREED TO COMPLY WITH CERTAIN TRANSFER REQUIREMENTS SET FORTH IN THE POOLING AND SERVICING AGREEMENT. A TRANSFEREE IS ALSO REQUIRED TO DELIVER AN INVESTMENT REPRESENTATION LETTER SUBSTANTIALLY IN THE FORM OF EXHIBIT D-1 TO THE POOLING AND SERVICING AGREEMENT IF SUCH TRANSFEREE IS A QUALIFIED INSTITUTIONAL BUYER OR (OTHER THAN WITH RESPECT TO A RESIDUAL CERTIFICATE) AN INSTITUTIONAL ACCREDITED INVESTOR, AND MAY ALSO BE REQUIRED TO DELIVER AN OPINION OF COUNSEL IF SUCH TRANSFEREE IS NOT A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A.

ANY HOLDER DESIRING TO EFFECT A TRANSFER OF THIS CERTIFICATE SHALL, AND DOES HEREBY AGREE TO, INDEMNIFY THE CERTIFICATE REGISTRAR, THE CERTIFICATE ADMINISTRATOR, THE TRUSTEE, THE

MASTER SERVICER AND THE DEPOSITOR AGAINST ANY LOSS, LIABILITY OR EXPENSE THAT MAY RESULT IF THE TRANSFER IS NOT EXEMPT FROM THE SECURITIES ACT OR IS NOT MADE IN ACCORDANCE WITH FEDERAL AND STATE LAWS.

THIS CERTIFICATE DOES NOT REPRESENT AN OBLIGATION OF OR INTEREST IN THE DEPOSITOR, THE ORIGINATOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE CERTIFICATE ADMINISTRATOR, THE CERTIFICATE REGISTRAR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THE CERTIFICATES NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

TRANSFERS AND EXCHANGES OF PORTIONS OF THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS AS PROVIDED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.

THIS CERTIFICATE SHOULD NOT BE PURCHASED BY A TRANSFEREE THAT IS (A) AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT, INCLUDING AN INDIVIDUAL RETIREMENT ACCOUNT OR A KEOGH PLAN, WHICH IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), OR A GOVERNMENTAL PLAN, AS DEFINED IN SECTION 3(32) OF ERISA, OR OTHER PLAN SUBJECT TO ANY FEDERAL, STATE OR LOCAL LAW ("SIMILAR LAW") WHICH IS TO A MATERIAL EXTENT SIMILAR TO THE FOREGOING PROVISIONS OF ERISA OR THE CODE (EACH, A "PLAN"), OR (B) A COLLECTIVE INVESTMENT FUND WHOSE UNDERLYING ASSETS INCLUDE PLAN ASSETS BY REASON OF A PLAN'S INVESTMENT IN THE COLLECTIVE INVESTMENT FUND (PURSUANT TO U.S. DEPARTMENT OF LABOR REGULATION SECTION 2510.3-101, AS MODIFIED BY SECTION 3(42) OF ERISA), AN INSURANCE COMPANY USING ASSETS OF SEPARATE ACCOUNTS OR GENERAL ACCOUNTS WHICH INCLUDE ASSETS OF PLANS (OR WHICH ARE DEEMED PURSUANT TO ERISA OR ANY SIMILAR LAW TO INCLUDE ASSETS OF PLANS) OR OTHER PERSON ACTING ON BEHALF OF ANY SUCH PLAN OR USING THE ASSETS OF ANY SUCH PLAN. TRANSFEREES OF THIS CERTIFICATE TAKING DELIVERY IN CERTIFICATED FORM SHALL BE REQUIRED TO DELIVER A LETTER IN THE FORM ATTACHED TO THE POOLING AND SERVICING AGREEMENT TO SUCH EFFECT.

No.: V-1

Percentage Interest: [_____]%

CUSIP: [__]¹

CUSIP: [__][1]
[__][2]
[__][3]

ISIN: [__][4]
[__][5]
[__][6]

        This certifies that [_____] is the registered owner of a beneficial ownership interest in a Trust Fund, including the distributions to be made with respect to the [ARD CLASS] Certificates. The Trust Fund, described more fully below, consists primarily of a pool of Mortgage Loans secured by first liens on commercial, multifamily and manufactured housing community properties and held in trust by the Trustee and serviced by the Master Servicer. The Trust Fund was created, and the Mortgage Loans are to be serviced, pursuant to the Pooling and Servicing Agreement (as defined below). The Holder of this Certificate, by virtue of the acceptance hereof, assents to the terms, provisions and conditions of the Pooling and Servicing Agreement and is bound thereby.

        The Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), between the Depositor, [_____], as master servicer (in such capacity, the "Master Servicer"), [_____], as special servicer (the "Special Servicer"), [_____], as trustee (the "Trustee"), [_____], as certificate administrator (in such capacity, the "Certificate Administrator"), paying agent and custodian, [_____], as operating advisor (the "Operating Advisor"), and [_____], as asset representations reviewer (the "Asset Representations Reviewer") evidences the issuance of the Class [_____] Certificates (the "Certificates"; the Holders of Certificates issued under the Pooling and Servicing Agreement are collectively referred to herein as "Certificateholders"). This Certificate is issued pursuant to, and in accordance with, the terms of the Pooling and Servicing Agreement. To the extent not defined herein, capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

        This Certificate represents a beneficial interest in a portion of a grantor trust under subpart E, part I of subchapter J of the Internal Revenue Code of 1986, as amended (the "Code"), which portion includes the Excess Interest and any proceeds thereof in the [ARD CLASS] Distribution Account. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and

---

[1] For Rule 144A Certificates

[2] For Regulation S Certificates

[3] For IAI Certificates

[4] For Rule 144A Certificates

[5] For Regulation S Certificates

[6] For IAI Certificates

take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

The Certificate Administrator makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans and has executed this Certificate in its limited capacity as Certificate Administrator under the Pooling and Servicing Agreement. In the event that there is any conflict between any provision of this Certificate and any provision of the Pooling and Servicing Agreement, such provision of this Certificate shall be superseded to the extent of such inconsistency.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator, or the Paying Agent on behalf of the Certificate Administrator, will distribute (other than the final distribution on any Certificate), on the [____] Business Day after each Determination Date (each such date, a "Distribution Date") an amount equal to such Person's pro rata share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of interest then distributable, if any, allocable to the [ARD CLASS] Certificates for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. "Determination Date" is defined in the Pooling and Servicing Agreement as the sixth day of each month, or if such sixth day is not a Business Day, then the next Business Day, commencing in [_____] 20[__]. Holders of this Certificate may be entitled to Prepayment Premiums and Yield Maintenance Charges as provided in the Pooling and Servicing Agreement.

All distributions (other than the final distribution on any Certificate) will be made by the Paying Agent to the Persons in whose names the Certificates are registered at the close of business on each Record Date, which will be the close of business on the last Business Day of the calendar month preceding the month in which such Distribution Date occurs. Such distributions shall be made on each Distribution Date other than the Termination Date to each Certificateholder of record on the related Record Date, by wire transfer of immediately available funds to the account of such Holder at a bank or other entity located in the United States and having appropriate facilities therefor if such Holder shall have provided the Paying Agent with wire instructions in writing at least five Business Days prior to the related Record Date, or, otherwise, by check mailed by first-class mail to the address set forth therefor in the Certificate Register. The final distribution on each Certificate shall be made in like manner, but only upon presentment and surrender of such Certificate at the office of the Certificate Administrator or its agent (which may be the Paying Agent or the Certificate Registrar acting as such agent) that is specified in the notice to Holders of such final distribution.

Any funds not distributed on the Termination Date because of the failure of any Certificateholders to tender their Certificates shall, on such date, be set aside and held in trust for the benefit of the appropriate non-tendering Certificateholders. If any Certificates as to which notice of the Termination Date has been given pursuant to the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders, at their last addresses shown in the Certificate Register, to surrender their Certificates for cancellation in order to receive, from such funds held, the final distribution with respect thereto. If within one year after the second notice not all of such

Certificates shall have been surrendered for cancellation, the Certificate Administrator may, directly or through an agent, take appropriate steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates. The costs and expenses of holding such funds in trust and of contacting such Certificateholders shall be paid out of such funds. If within two years after the second notice any such Certificates shall not have been surrendered for cancellation, the Paying Agent shall pay to the Certificate Administrator all amounts distributable to the Holders thereof, and the Certificate Administrator shall thereafter hold such amounts for the benefit of such Holders until the earlier of (i) its termination as Certificate Administrator under the Pooling and Servicing Agreement and the transfer of such amounts to a successor certificate administrator and (ii) the termination of the Trust Fund and distribution of such amounts to the Residual Certificateholders. No interest shall accrue or be payable to any Certificateholder on any amount held as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with the Pooling and Servicing Agreement. Such funds held by the Certificate Administrator may be invested under certain circumstances, and all income and gain realized from investment of such funds shall accrue for its benefit.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries in respect of the Mortgage Loans, as more specifically set forth herein and in the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement, the Trust Fund includes (in each case, to the extent of the Trust Fund's interest therein and specifically excluding any interest of any Serviced Companion Loan Noteholder therein): (i) such Mortgage Loans as from time to time are subject to the Pooling and Servicing Agreement, together with the Mortgage Files relating thereto; (ii) all scheduled or unscheduled payments on or collections in respect of the Mortgage Loans due after the Cut-off Date; (iii) the Trust Fund's interest in any REO Property; (iv) all revenues received in respect of any REO Property; (v) any Assignments of Leases, Rents and Profits and any security agreements related to the Mortgage Loans; (vi) any indemnities or guaranties given as additional security for any Mortgage Loans; (vii) a security interest in all assets deposited in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and Reserve Accounts; (viii) the Loss of Value Reserve Fund; (ix) the Collection Account, the Serviced Whole Loan Collection Accounts, the Distribution Accounts, any Excess Liquidation Proceeds Account, the Interest Reserve Account and the Trust's interest in any REO Account, including any amounts on deposit therein, assets credited thereto and any reinvestment income, as applicable; (x) a security interest in any environmental indemnity agreements relating to the Mortgaged Properties; (xi) a security interest in all insurance policies with respect to the Mortgage Loans and the Mortgaged Properties; (xii) the rights and remedies under the Mortgage Loan Purchase Agreements relating to document delivery requirements with respect to the Mortgage Loans and the representations and warranties of the related Mortgage Loan Seller regarding its Mortgage Loans; (xiii) the Lower-Tier Regular Interests and the Class [EC] Regular Interests, (xiv) the Interest Deposit Amounts and (xv) the proceeds of the foregoing (other than any interest earned on deposits in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and any Reserve Accounts, to the extent such interest belongs to the related Borrower). As provided in the Pooling and Servicing Agreement, withdrawals may be made from certain of the above-accounts for purposes other than distributions to Certificateholders.

This Certificate does not purport to summarize the Pooling and Servicing Agreement, and reference is made to the Pooling and Servicing Agreement for the interests, rights, benefits, obligations and duties evidenced hereby, and the limitations thereon, and the rights, duties and immunities of the Certificate Administrator.

As provided in the Pooling and Servicing Agreement and subject to certain limitations set forth therein, this Certificate is transferable or exchangeable only upon surrender of this Certificate to the Certificate Registrar at its offices together with an assignment and transfer (executed by the Holder or his duly authorized attorney), subject to the requirements in Article V of the Pooling and Servicing Agreement. Upon surrender for registration of transfer of this Certificate, subject to the requirements Article V of the Pooling and Servicing Agreement, the Certificate Administrator shall execute and the Authenticating Agent shall duly authenticate in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations of a like aggregate denomination as the Certificate being surrendered. Such Certificates shall be delivered by the Certificate Registrar in accordance with Article V of the Pooling and Servicing Agreement.

Prior to due presentation of this Certificate for registration of transfer, the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent and any agent of any of them may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent or any agent of any of them shall be affected by notice or knowledge to the contrary.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.02 of the Pooling and Servicing Agreement other than for transfers to Institutional Accredited Investors as provided in Section 5.02(h) of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the transferor shall reimburse the Trust Fund for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer.

The Pooling and Servicing Agreement or any Custodial Agreement may be amended at any time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee without the consent of any of the Certificateholders or any Serviced Companion Loan Noteholders, (i) to cure any ambiguity or to correct any manifest error; (ii) to cause the provisions of the Pooling and Servicing Agreement or any Custodial Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus or Private Placement Memorandum with respect to the Certificates, the Trust or the Pooling and Servicing Agreement or to correct or supplement any provisions of the Pooling and Servicing Agreement

or any Custodial Agreement which may be defective or inconsistent with any other provisions of the Pooling and Servicing Agreement or any Custodial Agreement; (iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment; (iv) to modify, eliminate or add to any of its provisions to such extent as shall be necessary to maintain the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any Certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the Trust Fund or any Trust REMIC or the Grantor Trust that would be a claim against the Trust Fund or any Trust REMIC or the Grantor Trust; provided that the Trustee and the Certificate Administrator have received an Opinion of Counsel (at the expense of the party requesting such amendment) to the effect that (a) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (b) such action will not adversely affect in any material respect the interests of any Certificateholder or Companion Loan Noteholder; (v) to modify, eliminate or add to the provisions any provision hereof restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Trust Fund, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person; (vi) to revise or add any other provisions with respect to matters or questions arising under this Agreement or any other change; provided that the required action shall not adversely affect in any material respect the interests of any Certificateholder (including, with respect to the AB Whole Loan, the Holders of the [LOAN-SPECIFIC CLASS] Certificates) or any holder of a Serviced Pari Passu Companion Loan not consenting thereto as evidenced in writing by an Opinion of Counsel, at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (vii) to amend or supplement any provision hereof to the extent necessary to maintain the then-current ratings assigned to each Class of Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); provided that such amendment or supplement shall not adversely affect in any material respect the interests of any Certificateholder not consenting thereto as evidenced by an Opinion of Counsel; (viii) to modify the provisions of Section 3.06 and Section 3.17 of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control

Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an Opinion of Counsel and (c) each Rating Agency has delivered a Rating Agency Confirmation and, with regard to any class of Serviced Companion Loan Securities, the applicable rating agencies have delivered a confirmation that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (ix) to modify the procedures of this Agreement relating to compliance with Rule 17g-5 of the Exchange Act; provided that such amendment shall not adversely affect in any material respects the interests of any Certificateholders, as evidenced by (x) an Opinion of Counsel or (y) if any Certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such Certificates; and provided, further, that the Certificate Administrator shall give notice of any such amendment to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's Website and the Certificate Administrator shall post such notice to the Certificate Administrator's Website; and (x) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of this Agreement to such extent as shall be necessary to (A) effect the qualification of this Agreement under the TIA or under any similar federal statute hereafter enacted and to add to this Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform this Agreement and be consistent with the modifications made pursuant to the preceding clause (A); provided that any amendment pursuant to this clause (x) shall be at the sole cost and expense of the Depositor. Such amendment (a) shall not materially increase the obligations of the Depositor, the Trustee, the Paying Agent, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the 17g-5 Information Provider, the Master Servicer or the Special Servicer without such party's consent; and (b) shall not adversely affect in any material respect the interests of any Certificateholder or Serviced Companion Loan Noteholder not consenting thereto, as evidenced in the case of clauses (iii) through (x) above by (x) an Opinion of Counsel or (y) solely in the case of a Certificateholder of a rated Class, receipt of a Rating Agency Confirmation from each applicable Rating Agency. In no event shall any such amendment cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC or the Grantor Trust to fail to qualify as a grantor trust.

The Pooling and Servicing Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee with the prior written consent of the Holders of Certificates representing not less than 66-2/3% of the Percentage Interests of each Class of Certificates affected thereby (without regard to Certificates held by the Depositor, any of the Depositor's Affiliates and/or agents) and each Serviced Companion Loan Noteholder affected thereby for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or modifying in any manner the rights of the Certificateholders or the Serviced Companion Loan Noteholders; provided, that no such amendment may:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Serviced Whole Loans which are required to be distributed on any Certificate, without the consent of the Holders of Certificates representing all of the Percentage Interests of the Class or Classes affected thereby or which are required to be distributed to any Serviced Companion Loan Noteholders;

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN-SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then-outstanding or such Companion Holders, as applicable;

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding;

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary hereunder, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee, at any time and from time to time, without the consent of the Certificateholders or, if applicable, the Serviced Companion Loan Noteholders, may amend the Pooling and Servicing Agreement to modify, eliminate or add to any of its provisions (i) to such extent as shall be necessary to maintain the qualification of Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC as a REMIC or the qualification of the Grantor Trust as a grantor trust, or to prevent the imposition of any additional material state or local taxes, at all times that any Certificates are outstanding; _provided_, that such action, as evidenced by an Opinion of Counsel (obtained at the expense of the Trust Fund), is necessary or helpful to maintain such qualification or to prevent the imposition of any such taxes, and would not adversely affect in any material respect the interest of any Certificateholder or if applicable, any Serviced Companion Loan Noteholder or

(ii) to the extent necessary to comply with the Investment Company Act of 1940, as amended, the Exchange Act, Regulation AB, and/or any related regulatory actions and/or interpretations.

The Certificateholder owning a majority of the Percentage Interests in the Controlling Class and, if no such Certificateholder exercises such option, the Special Servicer, and if the Special Servicer does not exercise such option, the Master Servicer may effect an early termination of the Trust Fund, upon not less than 30 days' prior Notice of Termination given to the Trustee, the Special Servicer and the Master Servicer any time specifying the Anticipated Termination Date, which shall be on or after the Early Termination Notice Date (defined as any date as of which the aggregate Stated Principal Balance of the Mortgage Loans is less than 1.0% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date) by purchasing on such date all, but not less than all, of the Mortgage Loans (including the Trust Subordinate Companion Loan) then included in the Trust Fund, and the Trust's interest in all property acquired in respect of any Mortgage Loan, at a purchase price, payable in cash, equal to the sum of, without duplication:

(A)   100% of the Stated Principal Balance of each Mortgage Loan included in the Trust as of the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of principal);

(B)   the fair market value of all other property included in the Trust Fund as of the last day of the month preceding such Anticipated Termination Date, as determined by an Independent appraiser acceptable to the Master Servicer as of a date not more than 30 days prior to the last day of the month preceding such Distribution Date;

(C)   all unpaid interest accrued on the unpaid balance of each Mortgage Loan (including any Mortgage Loan as to which title to the related Mortgaged Property has been acquired) at the Mortgage Rate to the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of interest); and

(D)   the aggregate amount of unreimbursed Advances, with interest thereon at the Advance Rate, and unpaid Servicing Compensation, Special Servicing Compensation, Operating Advisor Fees, Certificate Administrator/Trustee Fees, the CREFC® Intellectual Property Royalty License Fees and Trust Fund expenses.

In addition, the Pooling and Servicing Agreement provides that following the date on which the Class [_____] Notional Amount, the Class [_____] Notional Amount and the aggregate Certificate Balance of the Class [_____] Certificates is reduced to zero, the Sole Certificateholder shall have the right to exchange all of the then-outstanding Certificates (other than (i) the Class [_____] Certificates if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [_____] Certificates pursuant to the definition of "Sole

Certificateholder" and (ii) the [ARD CLASS] and Class [R] Certificates) for all of the Mortgage Loans and each REO Property remaining in the Trust Fund as contemplated by clause (ii) of Section 9.01(a) of the Pooling and Servicing Agreement by giving written notice to all the parties to the Pooling and Servicing Agreement no later than 60 days prior to the anticipated date of exchange.

All costs and expenses incurred by any and all parties to the Pooling and Servicing Agreement or by the Trust Fund in connection with the purchase of the Mortgage Loans and the other assets of the Trust Fund pursuant to Section 9.01(c) of the Pooling and Servicing Agreement shall be borne by the party exercising its purchase rights thereunder. The Trustee and the Certificate Administrator shall be entitled to rely conclusively on any determination made by an Independent appraiser pursuant to Section 9.01(c) of the Pooling and Servicing Agreement.

The respective obligations and responsibilities of the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee created by the Pooling and Servicing Agreement with respect to the Certificates (other than the obligations of the Certificate Administrator to make certain payments and to send certain notices to Certificateholders as set forth in the Pooling and Servicing Agreement) shall terminate upon payment (or provision for payment) to the Certificateholders and the Serviced Companion Loan Noteholders of all amounts held by or on behalf of the Trustee, the Certificate Administrator and the Master Servicer, as the case may be, required under the Pooling and Servicing Agreement to be so paid on the Distribution Date following the earlier to occur of (i) the purchase of the Mortgage Loans and all other property held by the Trust Fund in accordance with Section 9.01(c) of the Pooling and Servicing Agreement; (ii) the exchange by the Sole Certificateholder of its Certificates for the Mortgage Loans in accordance with Section 9.01(g) of the Pooling and Servicing Agreement; and (iii) the later of (a) the receipt or collection of the last payment due on any Mortgage Loan or Trust Subordinate Companion Loan included in the Trust Fund, or (b) the liquidation and disposition pursuant to the Pooling and Servicing Agreement of the last asset held by the Trust Fund; provided that in no event shall the trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the United Kingdom, living on the date hereof.

Unless the Certificate of Authentication on this Certificate has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Certificate Administrator has caused this [ARD CLASS] Certificate to be duly executed.

Dated: [_____], 20[___]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Certificate Administrator

By:_____
                Authorized Signatory



Certificate of Authentication


This is one of the [ARD CLASS] Certificates referred to in the Pooling and Servicing Agreement.

Dated: [_____], 20[___]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Authenticating Agent

By:_____
                Authorized Signatory


EXHIBIT A-24

FORM OF [LOAN SPECIFIC CLASS] [RULE 144A] [1] [REG S][2] CERTIFICATE

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE CERTIFICATE REGISTRAR FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][3]

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR FOREIGN SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS, AND ONLY (A)(1) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (2) FOR SO LONG AS THIS CERTIFICATE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"), TO AN INSTITUTIONAL INVESTOR THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" WITHIN THE MEANING OF RULE 144A ("QUALIFIED INSTITUTIONAL BUYER"), PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER, WHOM THE HOLDER HAS INFORMED, IN EACH CASE, THAT THE REOFFER, RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (3) TO AN INSTITUTIONAL "ACCREDITED INVESTOR," WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT OR ANY ENTITY IN WHICH ALL OF THE EQUITY OWNERS ARE SUCH ACCREDITED INVESTORS, OR (4) TO INSTITUTIONS THAT ARE A NON-"U.S. PERSON" IN AN "OFFSHORE TRANSACTION," AS SUCH TERMS ARE DEFINED IN, AND IN ACCORDANCE WITH RULE 903 OR RULE 904 OF, REGULATION S UNDER THE SECURITIES ACT, AND (B) IN ACCORDANCE WITH ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

---

[1] For Rule 144A Global Certificates only.
[2] For Reg S Global Certificates only.
[3] Legend required as long as DTC is the Depository under the Pooling and Servicing Agreement.

THE INITIAL INVESTOR IN THIS CERTIFICATE, AND EACH SUBSEQUENT PURCHASER OF THIS CERTIFICATE, BY PURCHASING THIS CERTIFICATE OR AN INTEREST HEREIN, IS DEEMED TO HAVE AGREED TO COMPLY WITH CERTAIN TRANSFER REQUIREMENTS SET FORTH IN THE POOLING AND SERVICING AGREEMENT. A TRANSFEREE IS ALSO REQUIRED TO DELIVER AN INVESTMENT REPRESENTATION LETTER SUBSTANTIALLY IN THE FORM OF EXHIBIT D-1 TO THE POOLING AND SERVICING AGREEMENT IF SUCH TRANSFEREE IS A QUALIFIED INSTITUTIONAL BUYER OR (OTHER THAN WITH RESPECT TO A RESIDUAL CERTIFICATE) AN INSTITUTIONAL ACCREDITED INVESTOR, AND MAY ALSO BE REQUIRED TO DELIVER AN OPINION OF COUNSEL IF SUCH TRANSFEREE IS NOT A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A.

ANY HOLDER DESIRING TO EFFECT A TRANSFER OF THIS CERTIFICATE SHALL, AND DOES HEREBY AGREE TO, INDEMNIFY THE CERTIFICATE REGISTRAR, THE CERTIFICATE ADMINISTRATOR, THE TRUSTEE, THE MASTER SERVICER AND THE DEPOSITOR AGAINST ANY LOSS, LIABILITY OR EXPENSE THAT MAY RESULT IF THE TRANSFER IS NOT EXEMPT FROM THE SECURITIES ACT OR IS NOT MADE IN ACCORDANCE WITH FEDERAL AND STATE LAWS.

THIS CERTIFICATE DOES NOT REPRESENT AN OBLIGATION OF OR INTEREST IN THE DEPOSITOR, THE ORIGINATOR, THE MASTER SERVICER, THE SPECIAL SERVICER, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THE CERTIFICATES NOR THE UNDERLYING MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

PRINCIPAL PAYMENTS ON THIS CERTIFICATE ARE PAYABLE IN INSTALLMENTS AS SET FORTH HEREIN. ACCORDINGLY, THE OUTSTANDING CERTIFICATE BALANCE OF THIS CERTIFICATE AT ANY TIME MAY BE LESS THAN THE INITIAL CERTIFICATE BALANCE SET FORTH BELOW.

TRANSFERS AND EXCHANGES OF PORTIONS OF THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS AS PROVIDED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO BELOW.

THIS CERTIFICATE IS SUBORDINATE TO ONE OR MORE OTHER CLASSES OF CERTIFICATES AS AND TO THE EXTENT SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

THIS CERTIFICATE SHOULD NOT BE PURCHASED BY A TRANSFEREE THAT IS (A) AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT, INCLUDING AN INDIVIDUAL RETIREMENT ACCOUNT OR A KEOGH PLAN, WHICH IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR SECTION 4975 OF THE INTERNAL

REVENUE CODE OF 1986, AS AMENDED (THE "<u>CODE</u>") OR A GOVERNMENTAL PLAN, AS DEFINED IN SECTION 3(32) OF ERISA, OR OTHER PLAN SUBJECT TO ANY FEDERAL, STATE OR LOCAL LAW ("<u>SIMILAR LAW</u>") WHICH IS TO A MATERIAL EXTENT SIMILAR TO THE FOREGOING PROVISIONS OF ERISA OR THE CODE (EACH, A "<u>PLAN</u>"), OR (B) A COLLECTIVE INVESTMENT FUND WHOSE UNDERLYING ASSETS INCLUDE PLAN ASSETS BY REASON OF A PLAN'S INVESTMENT IN THE COLLECTIVE INVESTMENT FUND (PURSUANT TO U.S. DEPARTMENT OF LABOR REGULATION SECTION 2510.3-101, AS MODIFIED BY SECTION 3(42) OF ERISA), AN INSURANCE COMPANY USING ASSETS OF SEPARATE ACCOUNTS OR GENERAL ACCOUNTS WHICH INCLUDE ASSETS OF PLANS (OR WHICH ARE DEEMED PURSUANT TO ERISA OR ANY SIMILAR LAW TO INCLUDE ASSETS OF PLANS) OR OTHER PERSON ACTING ON BEHALF OF ANY SUCH PLAN OR USING THE ASSETS OF ANY SUCH PLAN, OTHER THAN AN INSURANCE COMPANY USING THE ASSETS OF ITS GENERAL ACCOUNT UNDER CIRCUMSTANCES WHEREBY SUCH PURCHASE AND THE SUBSEQUENT HOLDING OF SUCH CERTIFICATE BY SUCH INSURANCE COMPANY WOULD BE EXEMPT FROM THE PROHIBITED TRANSACTION PROVISIONS OF SECTIONS 406 AND 407 OF ERISA, AND CODE SECTION 4975 UNDER SECTIONS I AND III OF PTCE 95-60 OR A SUBSTANTIALLY SIMILAR EXEMPTION UNDER SIMILAR LAW. TRANSFEREES OF THIS CERTIFICATE TAKING DELIVERY IN CERTIFICATED FORM SHALL BE REQUIRED EITHER (i) TO DELIVER A LETTER IN THE FORM ATTACHED TO THE POOLING AND SERVICING AGREEMENT TO SUCH EFFECT, OR (ii) IF THE TRANSFEREE IS SUCH AN ENTITY SPECIFIED IN (A) OR (B) ABOVE, SUCH ENTITY SHALL PROVIDE ANY OPINIONS OF COUNSEL, OFFICERS' CERTIFICATES OR AGREEMENTS AS MAY BE REQUIRED BY, AND IN FORM AND SUBSTANCE SATISFACTORY TO, THE DEPOSITOR, THE CERTIFICATE ADMINISTRATOR AND THE CERTIFICATE REGISTRAR, TO THE EFFECT THAT THE PURCHASE AND HOLDING OF THE CERTIFICATES BY OR ON BEHALF OF A PLAN WILL NOT CONSTITUTE OR RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION WITHIN THE MEANING OF SECTION 406 OR 407 OF ERISA OR CODE SECTION 4975 (OR SIMILAR VIOLATION OF SIMILAR LAW), AND WILL NOT SUBJECT THE MASTER SERVICER, THE SPECIAL SERVICER, THE DEPOSITOR, THE CERTIFICATE ADMINISTRATOR, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE TRUSTEE OR THE CERTIFICATE REGISTRAR TO ANY OBLIGATION OR LIABILITY. THE TRANSFEREE OF A BENEFICIAL INTEREST IN A "GLOBAL CERTIFICATE" THAT IS A "RESTRICTED CERTIFICATE" (EACH AS DEFINED IN THE POOLING AND SERVICING AGREEMENT) SHALL BE DEEMED TO REPRESENT THAT IT IS NOT A PLAN OR A PERSON ACTING ON BEHALF OF ANY PLAN OR USING THE ASSETS OF ANY PLAN TO ACQUIRE SUCH INTEREST, OTHER THAN AN INSURANCE COMPANY USING THE ASSETS OF ITS GENERAL ACCOUNT UNDER CIRCUMSTANCES WHEREBY SUCH PURCHASE AND THE SUBSEQUENT HOLDING OF SUCH CERTIFICATE BY SUCH INSURANCE COMPANY WOULD BE EXEMPT FROM THE PROHIBITED TRANSACTION PROVISIONS OF SECTIONS 406 AND 407 OF ERISA, AND CODE SECTION 4975

UNDER SECTIONS I AND III OF PTCE 95-60, OR A SUBSTANTIALLY SIMILAR EXEMPTION UNDER SIMILAR LAW.

FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN CODE SECTIONS 860G(a)(1) AND 860D.

[THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT AND, PRIOR TO THE DATE THAT IS 40 DAYS AFTER THE OFFERING OF THE CERTIFICATES, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO A U.S. PERSON EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.][4]

---

[4] For Reg S Global Certificates only.

[NAME OF ISSUING ENTITY] COMMERCIAL MORTGAGE
PASS-THROUGH CERTIFICATES, [LOAN SPECIFIC CLASS]

[LOAN SPECIFIC CLASS] Pass-Through Rate:
Equal to the Trust Subordinate Companion Loan
Net Rate.

CUSIP: [_____]⁵
      [_____]⁶
      [_____]⁷

ISIN: [_____]⁸
     [_____]⁹
     [_____]¹⁰

Original Aggregate Certificate Balance of the
[LOAN SPECIFIC CLASS] Certificates:
$[_____]

Initial Certificate Balance of this
Certificate: $[_]

First Distribution Date: [_____], 20[__]

Cut-off Date: The close of business on
the later of the related due date for each
Mortgage Loan in [_____] 20[__] and
the date of origination of such
Mortgage Loan

Assumed Final Distribution Date: [_____],
20[__]

No.: [___]-[__]

This certifies that [_____] is the registered owner of a beneficial ownership interest in a Trust Fund, including the distributions to be made with respect to the [LOAN SPECIFIC CLASS] Certificates. The Trust Fund, described more fully below, consists primarily of a pool of Mortgage Loans secured by first liens on commercial and multifamily properties and held in trust by the Trustee and serviced by the Master Servicer. Distributions for this Certificate are only payable from collections and recoveries with respect to the Trust Subordinate Companion Loan. The Trust Fund was created, and the Mortgage Loans are to be serviced, pursuant to the Pooling and Servicing Agreement (as defined below). The Holder of this Certificate, by virtue of the acceptance hereof, assents to the terms, provisions and conditions of the Pooling and Servicing Agreement and is bound thereby.

The Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), between the Depositor, [_____], as master servicer (in such capacity, the "Master Servicer"), [_____], as special servicer (the "Special Servicer"), [_____], as trustee (the "Trustee"), [_____], as certificate administrator (in such capacity, the

---

⁵ For Rule 144A Certificates

⁶ For Regulation S Certificates

⁷ For IAI Certificates

⁸ For Rule 144A Certificates

⁹ For Regulation S Certificates

¹⁰ For IAI Certificates

"Certificate Administrator"), paying agent and custodian, [_____], as operating advisor (the "Operating Advisor"), and [_____], as asset representations reviewer (the "Asset Representations Reviewer") evidences the issuance of the Class [_____] Certificates (the "Certificates"; the Holders of Certificates issued under the Pooling and Servicing Agreement are collectively referred to herein as "Certificateholders"). This Certificate is issued pursuant to, and in accordance with, the terms of the Pooling and Servicing Agreement. To the extent not defined herein, capitalized terms used herein shall have the meanings assigned thereto in the Pooling and Servicing Agreement.

This Certificate represents a "regular interest" in a "real estate mortgage investment conduit", as those terms are defined, respectively, in Sections 860G(a)(1) and 860D of the Internal Revenue Code of 1986, as amended. Each Holder of this Certificate, by acceptance hereof, agrees to treat, and take no action inconsistent with the treatment of, this Certificate in accordance with the preceding sentence for purposes of federal income taxes, state and local income and franchise taxes and other taxes imposed on or measured by income.

The Certificate Administrator makes no representation or warranty as to any of the statements contained herein or the validity or sufficiency of the Certificates or the Mortgage Loans and has executed this Certificate in its limited capacity as Certificate Administrator under the Pooling and Servicing Agreement. In the event that there is any conflict between any provision of this Certificate and any provision of the Pooling and Servicing Agreement, such provision of this Certificate shall be superseded to the extent of such inconsistency.

Pursuant to the terms of the Pooling and Servicing Agreement, the Certificate Administrator, or the Paying Agent on behalf of the Certificate Administrator, will distribute (other than the final distribution on any Certificate), on the [____] Business Day after each Determination Date (each such date, a "Distribution Date") an amount equal to such Person's pro rata share (based on the Percentage Interest represented by this Certificate) of that portion of the aggregate amount of principal and interest then distributable, if any, allocable to the [LOAN SPECIFIC CLASS] Certificates for such Distribution Date, all as more fully described in the Pooling and Servicing Agreement. "Determination Date" is defined in the Pooling and Servicing Agreement as the sixth day of each month, or if such sixth day is not a Business Day, then the next Business Day, commencing in [_____] 20[__].

During each Interest Accrual Period (as defined below), interest on the [LOAN SPECIFIC CLASS] Certificates will be calculated based on a 360-day year consisting of twelve 30-day months on the outstanding Certificate Balance hereof.

Interest accrued on this Certificate during an Interest Accrual Period, plus the aggregate unpaid Interest Shortfall with respect to this Certificate, if any, will be payable on the related Distribution Date to the extent provided in the Pooling and Servicing Agreement. The "Interest Accrual Period" means, with respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs. Each Interest Accrual Period is assumed to consist of 30 days.

All distributions (other than the final distribution on any Certificate) will be made by the Paying Agent to the Persons in whose names the Certificates are registered at the close of

business on each Record Date, which will be the close of business on the last Business Day of the calendar month preceding the month in which such Distribution Date occurs. Such distributions shall be made on each Distribution Date other than the Termination Date to each Certificateholder of record on the related Record Date, by wire transfer of immediately available funds to the account of such Holder at a bank or other entity located in the United States and having appropriate facilities therefor if such Holder shall have provided the Paying Agent with wire instructions in writing at least five Business Days prior to the related Record Date, or, otherwise, by check mailed by first-class mail to the address set forth therefor in the Certificate Register. The final distribution on each Certificate shall be made in like manner, but only upon presentment and surrender of such Certificate at the office of the Certificate Administrator or its agent (which may be the Paying Agent or the Certificate Registrar acting as such agent) that is specified in the notice to Holders of such final distribution.

Any funds not distributed on the Termination Date because of the failure of any Certificateholders to tender their Certificates shall, on such date, be set aside and held in trust for the benefit of the appropriate non-tendering Certificateholders. If any Certificates as to which notice of the Termination Date has been given pursuant to the Pooling and Servicing Agreement shall not have been surrendered for cancellation within six months after the time specified in such notice, the Certificate Administrator shall mail a second notice to the remaining non-tendering Certificateholders, at their last addresses shown in the Certificate Register, to surrender their Certificates for cancellation in order to receive, from such funds held, the final distribution with respect thereto. If within one year after the second notice not all of such Certificates shall have been surrendered for cancellation, the Certificate Administrator may, directly or through an agent, take appropriate steps to contact the remaining non-tendering Certificateholders concerning surrender of their Certificates. The costs and expenses of holding such funds in trust and of contacting such Certificateholders shall be paid out of such funds. If within two years after the second notice any such Certificates shall not have been surrendered for cancellation, the Paying Agent shall pay to the Certificate Administrator all amounts distributable to the Holders thereof, and the Certificate Administrator shall thereafter hold such amounts for the benefit of such Holders until the earlier of (i) its termination as Certificate Administrator under the Pooling and Servicing Agreement and the transfer of such amounts to a successor certificate administrator and (ii) the termination of the Trust Fund and distribution of such amounts to the Residual Certificateholders. No interest shall accrue or be payable to any Certificateholder on any amount held as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with the Pooling and Servicing Agreement. Such funds held by the Certificate Administrator may be invested under certain circumstances, and all income and gain realized from investment of such funds shall accrue for its benefit.

This Certificate is limited in right of payment to, among other things, certain collections and recoveries in respect of the Mortgage Loans, as more specifically set forth herein and in the Pooling and Servicing Agreement.

As provided in the Pooling and Servicing Agreement, the Trust Fund includes (in each case, to the extent of the Trust Fund's interest therein and specifically excluding any interest of any Serviced Companion Loan Noteholder therein): (i) such Mortgage Loans as from time to time are subject to the Pooling and Servicing Agreement, together with the Mortgage

Files relating thereto; (ii) all scheduled or unscheduled payments on or collections in respect of the Mortgage Loans due after the Cut-off Date; (iii) the Trust Fund's interest in any REO Property; (iv) all revenues received in respect of any REO Property; (v) any Assignments of Leases, Rents and Profits and any security agreements related to the Mortgage Loans; (vi) any indemnities or guaranties given as additional security for any Mortgage Loans; (vii) a security interest in all assets deposited in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts, and Reserve Accounts, (viii) the Loss of Value Reserve Fund; (ix) the Collection Account, the Serviced Whole Loan Collection Accounts, the Distribution Accounts, any Gain-on-Sale Reserve Account, the Interest Reserve Account, and the Trust's interest in any REO Account, including any amounts on deposit therein, assets credited thereto and any reinvestment income, as applicable; (x) a security interest in any environmental indemnity agreements relating to the Mortgaged Properties; (xi) a security interest in all insurance policies with respect to the Mortgage Loans and the Mortgaged Properties; (xii) the rights and remedies under the Mortgage Loan Purchase Agreements relating to document delivery requirements with respect to the Mortgage Loans and the representations and warranties of the related Mortgage Loan Seller regarding its Mortgage Loans; (xiii) the Loan Specific REMIC Regular Interests, the Lower-Tier Regular Interests and the Class [EC] Regular Interests, (xiv) the Interest Deposit Amount (net of any Servicing Fee, Certificate Administrator/Trustee Fee, the CREFC® Intellectual Property Royalty License Fee and the Operating Advisor Fee) and (xv) the proceeds of the foregoing (other than any interest earned on deposits in the Lock-Box Accounts, Cash Collateral Accounts, Escrow Accounts and any Reserve Accounts, to the extent such interest belongs to the related Borrower). As provided in the Pooling and Servicing Agreement, withdrawals may be made from certain of the above accounts for purposes other than distributions to Certificateholders.

This Certificate does not purport to summarize the Pooling and Servicing Agreement, and reference is made to the Pooling and Servicing Agreement for the interests, rights, benefits, obligations and duties evidenced hereby, and the limitations thereon, and the rights, duties and immunities of the Certificate Administrator.

As provided in the Pooling and Servicing Agreement and subject to certain limitations set forth therein, this Certificate is transferable or exchangeable only upon surrender of this Certificate to the Certificate Registrar at its offices together with an assignment and transfer (executed by the Holder or his duly authorized attorney), subject to the requirements in Article V of the Pooling and Servicing Agreement. Upon surrender for registration of transfer of this Certificate, subject to the requirements Article V of the Pooling and Servicing Agreement, the Certificate Administrator shall execute and the Authenticating Agent shall duly authenticate in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations of a like aggregate denomination as the Certificate being surrendered. Such Certificates shall be delivered by the Certificate Registrar in accordance with Article V of the Pooling and Servicing Agreement.

Prior to due presentation of this Certificate for registration of transfer, the Depositor, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Certificate Administrator, the Trustee, the Certificate Registrar, any Paying Agent and any agent of any of them may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Trustee, the Certificate

Registrar, any Paying Agent or any agent of any of them shall be affected by notice or knowledge to the contrary.

No fee or service charge shall be imposed by the Certificate Registrar for its services in respect of any registration of transfer or exchange referred to in Section 5.02 of the Pooling and Servicing Agreement other than for transfers to Institutional Accredited Investors as provided in Section 5.02(h) of the Pooling and Servicing Agreement. In connection with any transfer to an Institutional Accredited Investor, the transferor shall reimburse the Trust Fund for any costs (including the cost of the Certificate Registrar's counsel's review of the documents and any legal opinions, submitted by the transferor or transferee to the Certificate Registrar as provided in the Pooling and Servicing Agreement) incurred by the Certificate Registrar in connection with such transfer. The Certificate Registrar may require payment by each transferor of a sum sufficient to cover any tax, expense or other governmental charge payable in connection with any such transfer.

The Pooling and Servicing Agreement or any Custodial Agreement may be amended at any time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee without the consent of any of the Certificateholders or any Serviced Companion Loan Noteholders, (i) to cure any ambiguity or to correct any manifest error; (ii) to cause the provisions of the Pooling and Servicing Agreement or any Custodial Agreement to conform or be consistent with or in furtherance of the statements made in the Prospectus or Private Placement Memorandum with respect to the Certificates, the Trust or the Pooling and Servicing Agreement or to correct or supplement any provisions of the Pooling and Servicing Agreement or any Custodial Agreement which may be defective or inconsistent with any other provisions of the Pooling and Servicing Agreement or any Custodial Agreement; (iii) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account; provided that (a) the Master Servicer Remittance Date shall in no event be later than the Business Day prior to the related Distribution Date and (b) such change shall not adversely affect in any material respect the interests of any Certificateholder, as evidenced in writing by an Opinion of Counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each Rating Agency with respect to such amendment; (iv) to modify, eliminate or add to any of its provisions to such extent as shall be necessary to maintain the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any Certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the Trust Fund or any Trust REMIC or the Grantor Trust that would be a claim against the Trust Fund or any Trust REMIC or the Grantor Trust; provided that the Trustee and the Certificate Administrator have received an Opinion of Counsel (at the expense of the party requesting such amendment) to the effect that (a) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (b) such action will not adversely affect in any material respect the interests of any Certificateholder or Companion Loan Noteholder; (v) to modify, eliminate or add to the provisions any provision hereof restricting transfer of the Class R Certificates; provided the Depositor has determined that such change shall not, as evidenced by an Opinion of Counsel, cause the Trust Fund, any Trust REMIC or any of the Certificateholders (other than the Transferor) to be subject to a federal tax caused by a Transfer to a Person that is a Disqualified Organization or a Non-U.S. Tax Person; (vi) to revise or add any other provisions with respect to

matters or questions arising under this Agreement or any other change; <u>provided</u> that the required action shall not adversely affect in any material respect the interests of any Certificateholder (including, with respect to the AB Whole Loan, the Holders of the [LOAN-SPECIFIC CLASS] Certificates) or any holder of a Serviced Pari Passu Companion Loan not consenting thereto as evidenced in writing by an Opinion of Counsel, at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (<u>provided</u> that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (vii) to amend or supplement any provision hereof to the extent necessary to maintain the then-current ratings assigned to each Class of Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (<u>provided</u> that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); <u>provided</u> that such amendment or supplement shall not adversely affect in any material respect the interests of any Certificateholder not consenting thereto as evidenced by an Opinion of Counsel; (viii) to modify the provisions of <u>Section 3.06</u> and <u>Section 3.17</u> of the Pooling and Servicing Agreement (with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts) if (a) the Depositor, the Master Servicer, the Trustee and, for so long as a Control Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an Opinion of Counsel and (c) each Rating Agency has delivered a Rating Agency Confirmation and, with regard to any class of Serviced Companion Loan Securities, the applicable rating agencies have delivered a confirmation that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings (<u>provided</u> that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates); (ix) to modify the procedures of this Agreement relating to compliance with Rule 17g-5 of the Exchange Act; <u>provided</u> that such amendment shall not adversely affect in any material respects the interests of any Certificateholders, as evidenced by (x) an Opinion of Counsel or (y) if any Certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such Certificates; and <u>provided</u>, <u>further</u>, that the Certificate Administrator shall give notice of any such amendment to the 17g-5 Information Provider for posting to the 17g-5 Information Provider's Website and the Certificate Administrator shall post such notice to the Certificate Administrator's Website; and (x) in the event of a TIA Applicability Determination, to modify, eliminate or add to the provisions of this Agreement to such extent as shall be necessary to (A) effect the qualification of this Agreement under the TIA or under any similar federal statute hereafter enacted and to add to this Agreement such other provisions as may be expressly required by the TIA, and (B) modify such other provisions as are necessary to conform this Agreement and be consistent with the modifications made pursuant to the preceding

clause (A); provided that any amendment pursuant to this clause (x) shall be at the sole cost and expense of the Depositor. Such amendment (a) shall not materially increase the obligations of the Depositor, the Trustee, the Paying Agent, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer, the 17g-5 Information Provider, the Master Servicer or the Special Servicer without such party's consent; and (b) shall not adversely affect in any material respect the interests of any Certificateholder or Serviced Companion Loan Noteholder not consenting thereto, as evidenced in the case of clauses (iii) through (x) above by (x) an Opinion of Counsel or (y) solely in the case of a Certificateholder of a rated Class, receipt of a Rating Agency Confirmation from each applicable Rating Agency. In no event shall any such amendment cause the Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC to fail to qualify as a REMIC or the Grantor Trust to fail to qualify as a grantor trust.

The Pooling and Servicing Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee with the prior written consent of the Holders of Certificates representing not less than 66-2/3% of the Percentage Interests of each Class of Certificates affected thereby (without regard to Certificates held by the Depositor, any of the Depositor's Affiliates and/or agents) and each Serviced Companion Loan Noteholder affected thereby for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or modifying in any manner the rights of the Certificateholders or the Serviced Companion Loan Noteholders; provided, that no such amendment may:

(i)   reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Serviced Whole Loans which are required to be distributed on any Certificate, without the consent of the Holders of Certificates representing all of the Percentage Interests of the Class or Classes affected thereby or which are required to be distributed to any Serviced Companion Loan Noteholders;

(ii)   reduce the aforesaid percentage of Certificates of any Class the Holders of which are required to consent to any such amendment or remove the requirement to obtain consent of any Companion Holder or Holder of [LOAN-SPECIFIC CLASS] Certificates, in any such case without the consent of the Holders of all Certificates of such Class then-outstanding or such Companion Holders, as applicable;

(iii)   adversely affect the Voting Rights of any Class of Certificates without the consent of the Holders of all Certificates of such Class then outstanding;

(iv)   change in any manner any defined term used in any Mortgage Loan Purchase Agreement or the obligations of any Mortgage Loan Seller under such Mortgage Loan Purchase Agreement or otherwise or change any rights of any Mortgage Loan Seller as a third party beneficiary hereunder, without the consent of such Mortgage Loan Seller; or

(v)   amend the Servicing Standard without the consent of 100% of the Certificateholders or receipt of Rating Agency Confirmation from each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the Certificates) and, if required under the related Intercreditor Agreement, the consent of the holder of any AB Subordinate Companion Loan for each Serviced AB Whole Loan.

Further, the Depositor, the Master Servicer, the Special Servicer, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee, at any time and from time to time, without the consent of the Certificateholders or, if applicable, the Serviced Companion Loan Noteholders, may amend the Pooling and Servicing Agreement to modify, eliminate or add to any of its provisions (i) to such extent as shall be necessary to maintain the qualification of Loan Specific REMIC, the Lower-Tier REMIC or the Upper-Tier REMIC as a REMIC or the qualification of the Grantor Trust as a grantor trust, or to prevent the imposition of any additional material state or local taxes, at all times that any Certificates are outstanding; *provided*, that such action, as evidenced by an Opinion of Counsel (obtained at the expense of the Trust Fund), is necessary or helpful to maintain such qualification or to prevent the imposition of any such taxes, and would not adversely affect in any material respect the interest of any Certificateholder or if applicable, any Serviced Companion Loan Noteholder or (ii) to the extent necessary to comply with the Investment Company Act of 1940, as amended, the Exchange Act, Regulation AB, and/or any related regulatory actions and/or interpretations.

The Certificateholder owning a majority of the Percentage Interests in the Controlling Class and, if no such Certificateholder exercises such option, the Special Servicer, and if the Special Servicer does not exercise such option, the Master Servicer may effect an early termination of the Trust Fund, upon not less than 30 days' prior Notice of Termination given to the Trustee, the Special Servicer and the Master Servicer any time specifying the Anticipated Termination Date, which shall be on or after the Early Termination Notice Date (defined as any date as of which the aggregate Stated Principal Balance of the Mortgage Loans is less than 1.0% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date) by purchasing on such date all, but not less than all, of the Mortgage Loans (including the Trust Subordinate Companion Loan) then included in the Trust Fund, and the Trust's interest in all property acquired in respect of any Mortgage Loan, at a purchase price, payable in cash, equal to the sum of, without duplication:

(A)   100% of the Stated Principal Balance of each Mortgage Loan included in the Trust as of the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of principal);

(B)   the fair market value of all other property included in the Trust Fund as of the last day of the month preceding such Anticipated Termination Date, as determined by an Independent appraiser

acceptable to the Master Servicer as of a date not more than 30 days prior to the last day of the month preceding such Distribution Date;

(C)   all unpaid interest accrued on the unpaid balance of each Mortgage Loan (including any Mortgage Loan as to which title to the related Mortgaged Property has been acquired) at the Mortgage Rate to the last day of the month preceding such Anticipated Termination Date (less any P&I Advances previously made on account of interest); and

(D)   the aggregate amount of unreimbursed Advances, with interest thereon at the Advance Rate, and unpaid Servicing Compensation, Special Servicing Compensation, Operating Advisor Fees, Certificate Administrator/Trustee Fees, the CREFC® Intellectual Property Royalty License Fees and Trust Fund expenses.

In addition, the Pooling and Servicing Agreement provides that following the date on which the Class [_____] Notional Amount, the Class [_____] Notional Amount and the aggregate Certificate Balance of the Class [_____] Certificates is reduced to zero, the Sole Certificateholder shall have the right to exchange all of the then-outstanding Certificates (other than (i) the Class [_____] Certificates if the Sole Certificateholder has only taken an assignment of the Voting Rights of the Class [_____] Certificates pursuant to the definition of "Sole Certificateholder" and (ii) the [ARD CLASS] and Class [R] Certificates) for all of the Mortgage Loans and each REO Property remaining in the Trust Fund as contemplated by clause (ii) of Section 9.01(a) of the Pooling and Servicing Agreement by giving written notice to all the parties to the Pooling and Servicing Agreement no later than 60 days prior to the anticipated date of exchange.

All costs and expenses incurred by any and all parties to the Pooling and Servicing Agreement or by the Trust Fund in connection with the purchase of the Mortgage Loans and the other assets of the Trust Fund pursuant to Section 9.01(c) of the Pooling and Servicing Agreement shall be borne by the party exercising its purchase rights thereunder. The Trustee and the Certificate Administrator shall be entitled to rely conclusively on any determination made by an Independent appraiser pursuant to Section 9.01(c) of the Pooling and Servicing Agreement.

The respective obligations and responsibilities of the Master Servicer, the Special Servicer, the Depositor, the Certificate Administrator, the Operating Advisor, the Asset Representations Reviewer and the Trustee created by the Pooling and Servicing Agreement with respect to the Certificates (other than the obligations of the Certificate Administrator to make certain payments and to send certain notices to Certificateholders as set forth in the Pooling and Servicing Agreement) shall terminate upon payment (or provision for payment) to the Certificateholders and the Serviced Companion Loan Noteholders of all amounts held by or on behalf of the Trustee, the Certificate Administrator and the Master Servicer, as the case may be, required under the Pooling and Servicing Agreement to be so paid on the Distribution Date following the earlier to occur of (i) the purchase of the Mortgage Loans and all other property

held by the Trust Fund in accordance with Section 9.01(c) of the Pooling and Servicing Agreement; (ii) the exchange by the Sole Certificateholder of its Certificates for the Mortgage Loans in accordance with Section 9.01(g) of the Pooling and Servicing Agreement; and (iii) the later of (a) the receipt or collection of the last payment due on any Mortgage Loan or Trust Subordinate Companion Loan included in the Trust Fund, or (b) the liquidation and disposition pursuant to the Pooling and Servicing Agreement of the last asset held by the Trust Fund; provided that in no event shall the trust created by the Pooling and Servicing Agreement continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late Ambassador of the United States to the United Kingdom, living on the date hereof.

Unless the Certificate of Authentication on this Certificate has been executed by the Authenticating Agent, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement or be valid for any purpose.

IN WITNESS WHEREOF, the Certificate Administrator has caused this [LOAN SPECIFIC CLASS] Certificate to be duly executed.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Certificate Administrator

By:_____
            Authorized Signatory


Certificate of Authentication

This is one of the [LOAN SPECIFIC CLASS] Certificates referred to in the Pooling and Servicing Agreement.

Dated: [_____], 20[__]


[CERTIFICATE ADMINISTRATOR], not in its individual capacity but solely as Authenticating Agent

By:_____
            Authorized Signatory


EXHIBIT B

MORTGAGE LOAN SCHEDULE[1]

---

[1] To be provided with the filing of a final Pooling and Servicing Agreement for each offering.

EXHIBIT C-1

FORM OF TRANSFEREE AFFIDAVIT


AFFIDAVIT PURSUANT TO
SECTION 860E(e)(4) OF THE
INTERNAL REVENUE CODE OF
1986, AS AMENDED


STATE OF NEW YORK   )
)   ss:
COUNTY OF NEW YORK   )

               _____, being first duly sworn, deposes and says:

1.   That he/she is a _____ of _____ (the "__Purchaser__"), a _____ duly organized and existing under the laws of the State of _____ on behalf of which he/she makes this affidavit.

2.   That the Purchaser's Taxpayer Identification Number is _____.

3.   That the Purchaser of the [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates, Class [R] (the "__Class [R] Certificate__") is a Permitted Transferee (as defined in Article I of the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "__Pooling and Servicing Agreement__"), entered into among Deutsche Mortgage & Asset Receiving Corporation, as depositor, [MASTER SERVICER], as master servicer, [SPECIAL SERVICER], as special servicer, [OPERATING ADVISOR], as operating advisor, [ASSET REPRESENTATIONS REVIEWER], as asset representations reviewer, [TRUSTEE], as trustee, and [CERTIFICATE ADMINISTRATOR], as certificate administrator, paying agent and custodian, or is acquiring the Class [R] Certificate for the account of, or as agent (including as a broker, nominee, or other middleman) for, a Permitted Transferee and has received from such person or entity an affidavit substantially in the form of this affidavit.

4.   That the Purchaser historically has paid its debts as they have come due and intends to pay its debts as they come due in the future and the Purchaser intends to pay taxes associated with holding the Class [R] Certificate as they become due.

5.   That the Purchaser understands that it may incur tax liabilities with respect to the Class [R] Certificate in excess of any cash flow generated by the Class [R] Certificate.

6.   That the Purchaser will not transfer the Class [R] Certificate to any person or entity from which the Purchaser has not received an affidavit substantially in the form of this affidavit or as to which the Purchaser has actual knowledge that the requirements set forth in paragraph 3, paragraph 4 or paragraph 7 hereof are not satisfied or that the Purchaser has reason to know does not satisfy the requirements set forth in paragraph 4 hereof.

7.   That the Purchaser is not a Disqualified Non-U.S. Tax Person and is not purchasing the Class [R] Certificate for the account of, or as an agent (including as a broker,

C-1-1

nominee or other middleman) for, a Disqualified Non-U.S. Tax Person and is otherwise a Permitted Transferee.

8.   That the Purchaser agrees to such amendments of the Pooling and Servicing Agreement as may be required to further effectuate the restrictions on transfer of the Class [R] Certificate to a "disqualified organization," an agent thereof, or a person that does not satisfy the requirements of paragraph 4, paragraph 7 and paragraph 11 hereof.

9.   That, if a "tax matters person" is required to be designated with respect to the [Upper-Tier REMIC] [Lower-Tier REMIC][Loan Specific REMIC], the Purchaser agrees to act as "tax matters person" and to perform the functions of "tax matters partner" of the [Upper-Tier REMIC][Lower-Tier REMIC] [Loan Specific REMIC] pursuant to Section 4.04 of the Pooling and Servicing Agreement, and agrees to the irrevocable designation of the Certificate Administrator as the Purchaser's agent in performing the function of "tax matters person" and "tax matters partner."

10.   The Purchaser agrees to be bound by and to abide by the provisions of Section 5.02 of the Pooling and Servicing Agreement concerning registration of the transfer and exchange of the Class [R] Certificate.

11.   The Purchaser will not cause income from the Class [R] Certificate to be attributable to a foreign permanent establishment or fixed base, within the meaning of an applicable income tax treaty, of the Purchaser or any other U.S. Tax Person.

12.   Check the applicable paragraph:

☐   The present value of the anticipated tax liabilities associated with holding the Class [R] Certificate, as applicable, does not exceed the sum of:

(i)   the present value of any consideration given to the Purchaser to acquire such Class [R] Certificate;

(ii)   the present value of the expected future distributions on such Certificate; and

(iii)   the present value of the anticipated tax savings associated with holding such Class [R] Certificate as the related REMIC generates losses.

For purposes of this calculation, (i) the Purchaser is assumed to pay tax at the highest rate currently specified in Code Section 11(b) (but the tax rate in Code Section 55(b)(1)(B) may be used in lieu of the highest rate specified in Code Section 11(b) if the Purchaser has been subject to the alternative minimum tax under Code Section 55 in the preceding two years and will compute its taxable income in the current taxable year using the alternative minimum tax rate) and (ii) present values are computed using a discount rate equal to the short term Federal rate prescribed by Code Section 1274(d) for the month of the transfer and the compounding period used by the Purchaser.

☐ The transfer of the Class [R] Certificate complies with U.S. Treasury Regulations Section 1.860E-1(c)(5) and (6) and, accordingly,

(i) the Purchaser is an "eligible corporation," as defined in U.S. Treasury Regulations Section 1.860E-1(c)(6)(i), as to which income from the Class [R] Certificate will only be taxed in the United States;

(ii) at the time of the transfer, and at the close of the Purchaser's two fiscal years preceding the year of the transfer, the Purchaser had gross assets for financial reporting purposes (excluding any obligation of a person related to the Purchaser within the meaning of U.S. Treasury Regulations Section 1.860E-1(c)(6)(ii)) in excess of $100 million and net assets in excess of $10 million;

(iii) the Purchaser will transfer the Class [R] Certificate only to another "eligible corporation," as defined in U.S. Treasury Regulations Section 1.860E-1(c)(6)(i), in a transaction that satisfies the requirements of Section 1.860E-1(c)(4)(i), (ii) and (iii) and Section 1.860E-1(c)(5) of the U.S. Treasury Regulations; and

(iv) the Purchaser determined the consideration paid to it to acquire the Class [R] Certificate based on reasonable market assumptions (including, but not limited to, borrowing and investment rates, prepayment and loss assumptions, expense and reinvestment assumptions, tax rates and other factors specific to the Purchaser) that it has determined in good faith.

☐ None of the above.

Capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Pooling and Servicing Agreement.

IN WITNESS WHEREOF, the Purchaser has caused this instrument to be executed on its behalf by its _____ this _____ day of _____, 20___.

[The Purchaser]

By: _____
        Name:
        Title:

C-1-3

Personally appeared before me the above named _____, known or proved to me to be the same person who executed the foregoing instrument and to be the of the Purchaser, and acknowledged to me that he/she executed the same as his/her free act and deed and the free act and deed of the Purchaser.

Subscribed and sworn before me this ____ day of _____, 20__.

_____
NOTARY PUBLIC

COUNTY OF _____

STATE OF _____

My commission expires the ____ day of _____, 20__.

C-1-4

EXHIBIT C-2

FORM OF TRANSFEROR LETTER

[Date]

[CERTIFICATE ADMINISTRATOR'S ADDRESS]

Re: Pooling and Servicing Agreement ("<u>Pooling and Servicing Agreement</u>") relating to [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates, Class [R]

Ladies and Gentlemen:

[Transferor] has reviewed the attached affidavit of [Transferee], and has no actual knowledge that such affidavit is not true or that [Transferee] is not a Permitted Transferee (as defined in the Pooling and Servicing Agreement defined in the attached affidavit) and has no actual knowledge or reason to know that the information contained in the attached affidavit is not true.   No purpose of [Transferor] relating to the transfer of the Class [R] Certificate by [Transferor] to [Transferee] is or will be to impede the assessment of any tax.

Very truly yours,

[Transferor]

By:_____
     Name:
     Title:

C-2-1

EXHIBIT D-1

FORM OF INVESTMENT REPRESENTATION LETTER

[CERTIFICATE ADMINISTRATOR'S ADDRESS]

Deutsche Mortgage & Asset Receiving Corporation
60 Wall Street
New York, New York 10005
Attention: Helaine M. Kaplan

     Re: Transfer of [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates: Class [   ]

Ladies and Gentlemen:

This letter is delivered pursuant to Section 5.02 of the Pooling and Servicing Agreement dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), entered into among Deutsche Mortgage & Asset Receiving Corporation, as depositor, [MASTER SERVICER], as master servicer, [SPECIAL SERVICER], as special servicer, [OPERATING ADVISOR], as operating advisor, [TRUSTEE], [ASSET REPRESENTATIONS REVIEWER], as asset representations reviewer, as trustee, and [CERTIFICATE ADMINISTRATOR], as certificate administrator, paying agent and custodian, on behalf of the holders of [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates (the "Certificates") with respect to the transfer by [_____] (the "Seller") to the undersigned (the "Purchaser") of [$_____ aggregate Certificate Balance][_____% Percentage Interest] of Class [_____] Certificates, in certificated fully registered form (such registered interest, the "Certificate"). Terms used but not defined herein shall have the meanings ascribed thereto in the Pooling and Servicing Agreement.

In connection with such transfer, the undersigned hereby represents and warrants to you as follows:

[For Institutional Accredited Investors only] 1. The Purchaser is an institutional "accredited investor" within the meaning of Rule 501 (a)(1), (2), (3) or (7) of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"), or an entity in which all of the equity owners are such accredited investors (an "Institutional Accredited Investor"), and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment in the Certificate, and the Purchaser and any accounts for which the Purchaser is acting are each able to bear the economic risk of the investment. The Purchaser is acquiring the Certificate for its own account or for one or more accounts (each of which is an Institutional Accredited Investor) as to each of which the Purchaser exercises sole investment discretion. The Purchaser hereby undertakes to reimburse the Trust for any costs incurred by it in connection with this transfer.

[For Qualified Institutional Buyers only] 1. The Purchaser is a "qualified institutional buyer" within the meaning of Rule 144A ("Rule 144A") promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Purchaser is aware that the transfer is being

made in reliance on Rule 144A, and the Purchaser has had the opportunity to obtain the information required to be provided pursuant to paragraph (d)(4)(i) of Rule 144A.

2. The Purchaser's intention is to acquire the Certificate (a) for investment for the Purchaser's own account or (b) for reoffer, resale, pledge or other transfer to (i) "qualified institutional buyers" within the meaning of, and in transactions complying with, Rule 144A promulgated under the Securities Act, (ii) entities qualifying as "accredited investors" within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D promulgated under the Securities Act, or any entity in which all of the equity owners are such accredited investors, or (iii) pursuant to any other exemption from the registration requirements of the Securities Act, subject in the case of this clause (iii) to (a) the receipt by the Certificate Registrar of a letter substantially in the form hereof, (b) the receipt by the Certificate Registrar of an opinion of counsel acceptable to the Certificate Registrar that such reoffer, resale, pledge or transfer is in compliance with the Securities Act, (c) the receipt by the Certificate Registrar of such other evidence acceptable to the Certificate Registrar that such reoffer, resale, pledge or transfer is in compliance with the Securities Act and other applicable laws (including applicable state and foreign securities laws), and (d) a written undertaking to reimburse the Trust for any costs incurred by it in connection with the proposed transfer. It understands that the Certificate (and any subsequent Individual Certificate) has not been registered under the Securities Act, by reason of a specified exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the Purchaser's investment intent (or intent to resell to only certain investors in certain exempted transactions) as expressed herein.

3. The Purchaser acknowledges that the Certificate (and any Certificate issued on transfer or exchange thereof) has not been registered or qualified under the Securities Act or the securities laws of any State or any other jurisdiction, and that the Certificate cannot be reoffered, resold, pledged or otherwise transferred unless it is registered or qualified thereunder or unless an exemption from such registration or qualification is available.

4. The Purchaser has reviewed the applicable Private Placement Memorandum dated [_____], 20[__], relating to the Certificates (the "Private Placement Memorandum") and the agreements and other materials referred to therein and has had the opportunity to ask questions and receive answers concerning the terms and conditions of the transactions contemplated by the Private Placement Memorandum.

5. The Purchaser hereby undertakes to be bound by the terms and conditions of the Pooling and Servicing Agreement in its capacity as an owner of an Individual Certificate or Certificates, as the case may be (each, a "Certificateholder"), in all respects as if it were a signatory thereto. This undertaking is made for the benefit of the Trust, the Trustee, the Certificate Administrator, the Certificate Registrar and all Certificateholders present and future.

6. The Purchaser will not sell or otherwise transfer any portion of the Certificate, except in compliance with Section 5.02 of the Pooling and Servicing Agreement.

7. Check one of the following:

☐ The Purchaser is a "U.S. Tax Person" (as defined below) and it has attached hereto an Internal Revenue Service ("IRS") Form W-9 (or successor form).

☐ The Purchaser is not a "U.S. Tax Person" (as defined below) and under applicable law in effect on the date hereof, no taxes will be required to be withheld by the Certificate Registrar (or its agent) with respect to distributions to be made on the Certificate(s). The Purchaser has attached hereto [(i) a duly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or successor form), which identifies such Purchaser as the beneficial owner of the Certificate(s) and states that such Purchaser is not a U.S. Tax Person, (ii) two duly executed copies of IRS Form W-8IMY (and all appropriate attachments) or (iii)]* two duly executed copies of IRS Form W-8ECI (or successor form), which identify such Purchaser as the beneficial owner of the Certificate(s) and state that interest and original issue discount on the Certificate(s) is, or is expected to be, effectively connected with a U.S. trade or business. The Purchaser agrees to provide to the Certificate Registrar updated [IRS Forms W-8BEN, IRS Forms W-8BEN-E, IRS Forms W-8IMY or]* IRS Forms W-8ECI[, as the case may be]*, any applicable successor IRS forms, or such other certifications as the Certificate Registrar may reasonably request, on or before the date that any such IRS form or certification expires or becomes obsolete, or promptly after the occurrence of any event requiring a change in the most recent IRS form of certification furnished by it to the Certificate Registrar.

For purposes of this paragraph 7, "U.S. Tax Person" means a citizen or resident of the United States, a corporation, partnership (except to the extent provided in applicable Treasury Regulations), or other entity created or organized in or under the laws of the United States, any state thereof or the District of Columbia, including any entity treated as a corporation or partnership for federal income tax purposes, an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. Persons have the authority to control all substantial decisions of such trust (or, to the extent provided in applicable Treasury Regulations, certain trusts in existence on August 20, 1996 that have elected to be treated as U.S. Tax Persons).

Please make all payments due on the Certificates:**

(a) by wire transfer to the following account at a bank or entity in New York, New York, having appropriate facilities therefor:

Account number: _____

Institution: _____

(b) by mailing a check or draft to the following address:

_____

---

* Delete for Class [R].

** Only to be filled out by Purchasers of Individual Certificates. Please select (a) or (b).

D-1-3

_____

_____

Very truly yours,

[Purchaser]

By: _____
    Name:
    Title:

Dated: _____, 20___

D-1-4

FORM OF ERISA REPRESENTATION LETTER

[Date]

[CERTIFICATE ADMINISTRATOR'S ADDRESS]

Deutsche Mortgage & Asset Receiving Corporation
60 Wall Street
New York, New York 10005
Attention: Helaine M. Kaplan

Re: [NAME OF ISSUING ENTITY]
        <u>Commercial Mortgage Pass-Through Certificates, Class [   ]</u>

Ladies and Gentlemen:

_____ (the "<u>Purchaser</u>") intends to purchase from _____ (the "<u>Seller</u>") [$_____ initial Certificate Balance][or _____% Percentage Interest] of [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates, Class [_____], CUSIP No. _____ (the "<u>Certificates</u>"), issued pursuant to the Pooling and Servicing Agreement dated as of [_____], 20[__] (the "<u>Pooling and Servicing Agreement</u>"), among Deutsche Mortgage & Asset Receiving Corporation, as depositor, [MASTER SERVICER], as master servicer, [SPECIAL SERVICER], as special servicer, [OPERATING ADVISOR], as operating advisor, [ASSET REPRESENTATIONS REVIEWER], as asset representations reviewer, [TRUSTEE], as trustee, and [CERTIFICATE ADMINISTRATOR], as certificate administrator, paying agent and custodian. All capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Pooling and Servicing Agreement. The Purchaser hereby certifies, represents and warrants to, and covenants with, the Depositor, the Certificate Administrator, the Certificate Registrar and the Trustee that:

The Purchaser is not (a) an employee benefit plan or other retirement arrangement, including an individual retirement account or a Keogh plan, which is subject to the Employee Retirement Income Security Act of 1974, as amended ("<u>ERISA</u>"), Code Section 4975, a governmental plan, as defined in Section 3(32) of ERISA, or other plan subject to any federal, state or local law ("<u>Similar Law</u>") which is to a material extent similar to the foregoing provisions of ERISA or the Code (each, a "<u>Plan</u>"), or (b) a collective investment fund whose underlying assets include Plan assets by reason of a Plan's investment in the collective investment fund (pursuant to U.S. Department of Labor Regulation Section 2510.3-101, as modified by Section 3(42) of ERISA, or Similar Law), an insurance company using assets of separate accounts or general accounts which are deemed pursuant to ERISA or any Similar Law to include assets of Plans, or other person acting on behalf of any such Plan or using the assets of any such Plan, other than (except in the case of the [LOAN SPECIFIC CLASS], [ARD CLASS] and Class [R] Certificates) an insurance company using the assets of its general account under circumstances whereby such purchase and the subsequent holding of such Certificate by such insurance company would be exempt from the

prohibited transaction provisions of Section 406 and 407 of ERISA and Code Section 4975 under Sections I and III of PTCE 95-60, or a substantially similar exemption under Similar Law; and

The Purchaser understands that if the Purchaser is a person referred to in clause (a) or (b) above, except in the case of the [LOAN SPECIFIC CLASS], [ARD CLASS] and Class [R] Certificates, which may not be transferred unless the transferee represents it is not such a person, such Purchaser is required to provide to the Certificate Registrar any Opinions of Counsel, officers' certificates or agreements as may be required by such persons, and which establishes to the satisfaction of the Depositor, the Certificate Administrator and the Certificate Registrar that the purchase and holding of the Certificates by or on behalf of a Plan will not constitute or result in a non-exempt prohibited transaction within the meaning of Section 406 and Section 407 of ERISA or Code Section 4975 or any corresponding provision of any Similar Law, and will not subject the Depositor, the Certificate Administrator, the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer or the Certificate Registrar to any obligation or liability (including obligations or liabilities under ERISA, Code Section 4975 or Similar Law), which Opinions of Counsel, officers' certificates or agreements shall not be at the expense of the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Depositor, the Certificate Administrator, the Trustee or the Certificate Registrar.

IN WITNESS WHEREOF, the Purchaser hereby executes this ERISA Representation Letter on this ___ day of ___, 20_.


Very truly yours,

[Purchaser]

By: _____
        Name:
        Title:


EXHIBIT E

FORM OF REQUEST FOR RELEASE

[Date]

[CERTIFICATE ADMINISTRATOR'S ADDRESS]

Re: Pooling and Servicing Agreement ("Pooling and Servicing Agreement") relating to [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates

Dear _____:

In connection with the administration of the Mortgage Files held by, or on behalf of, you as Custodian under the Pooling and Servicing Agreement, the undersigned hereby requests a release of the Mortgage File (or the portion thereof specified below) held by you as Custodian with respect to the following described Mortgage Loan for the reason indicated below:

Mortgagor's Name: _____

Address: _____

Asset No.: _____

which: If only particular documents in the Mortgage File are requested, please specify

Reason for requesting file (or portion thereof):

_____   1.   Mortgage Loan paid in full. Such [Master Servicer] [Special Servicer][Other Servicer][Other Special Servicer] hereby certifies that all amounts received in connection with the Mortgage Loan have been or will be, following such [Master Servicer's] [Special Servicer's] [Other Servicer's][Other Special Servicer's] release of the Mortgage File, credited to the Collection Account pursuant to the Pooling and Servicing Agreement.

_____   2.   The Mortgage Loan is being foreclosed.

_____   3.   Other. (Describe)

The undersigned acknowledges that the above Mortgage File (or requested portion thereof) will be held by the undersigned in accordance with the provisions of the [Pooling and Servicing Agreement][Other Pooling and Servicing Agreement] and will be returned to you or your designee within ten (10) days of our receipt thereof, unless [the [Other

E-1

Servicer][Other Special Servicer] requires such Mortgage File pursuant to the applicable Intercreditor Agreement or Other Pooling and Servicing Agreement.][the Mortgage Loan has been paid in full or otherwise liquidated, in which case the Mortgage File (or such portion thereof) will be retained by us permanently, or unless the Mortgage Loan is being foreclosed,] in which case the Mortgage File (or such portion thereof) will be returned when no longer required by us for such purpose.

Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Pooling and Servicing Agreement.

[MASTER SERVICER][SPECIAL SERVICER][OTHER SERVICER][OTHER SPECIAL SERVICER]

By: _____
    Name:
    Title:

EXHIBIT F

SECURITIES LEGEND

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED OR QUALIFIED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR FOREIGN SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CERTIFICATE, AGREES THAT THIS CERTIFICATE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS, AND ONLY (A)(1) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (2) FOR SO LONG AS THIS CERTIFICATE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"), TO AN INSTITUTIONAL INVESTOR THAT THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" WITHIN THE MEANING OF RULE 144A ("QUALIFIED INSTITUTIONAL BUYER") PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER, WHOM THE HOLDER HAS INFORMED, IN EACH CASE, THAT THE REOFFER, RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (3) (EXCEPT WITH RESPECT TO THE CLASS [R] CERTIFICATES) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 (a)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT OR AN ENTITY IN WHICH ALL OF THE EQUITY OWNERS ARE SUCH ACCREDITED INVESTORS, OR (4) (EXCEPT WITH RESPECT TO THE CLASS [R] CERTIFICATES) TO INSTITUTIONS THAT ARE A NON-"U.S. PERSON" IN AN "OFFSHORE TRANSACTION," AS SUCH TERMS ARE DEFINED IN, AND IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, AND (B) IN ACCORDANCE WITH ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

THE INITIAL INVESTOR IN THIS CERTIFICATE, AND EACH SUBSEQUENT PURCHASER OF THIS CERTIFICATE, BY PURCHASING THIS CERTIFICATE OR AN INTEREST HEREIN, IS DEEMED TO HAVE AGREED TO COMPLY WITH CERTAIN TRANSFER REQUIREMENTS SET FORTH IN THE POOLING AND SERVICING AGREEMENT. A TRANSFEREE IS ALSO REQUIRED TO DELIVER AN INVESTMENT REPRESENTATION LETTER SUBSTANTIALLY IN THE FORM OF EXHIBIT D-1 TO THE POOLING AND SERVICING AGREEMENT IF SUCH TRANSFEREE IS A QUALIFIED INSTITUTIONAL BUYER OR (OTHER THAN WITH RESPECT TO A RESIDUAL CERTIFICATE) AN INSTITUTIONAL ACCREDITED INVESTOR, AND MAY ALSO BE REQUIRED TO DELIVER AN OPINION OF COUNSEL IF SUCH TRANSFEREE IS NOT A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A.

USActive 31518702.2

EXHIBIT G

FORM OF REGULATION S TRANSFER CERTIFICATE

[CERTIFICATE ADMINISTRATOR'S ADDRESS]

      Re: Transfer of [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates, Class [ ]

Ladies and Gentlemen:

      This certificate is delivered pursuant to Section 5.02 of the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "<u>Pooling and Servicing Agreement</u>"), and executed in connection with the above referenced transaction, on behalf of the holders of the [NAME OF ISSUING ENTITY] Commercial Mortgage Pass Through Certificates, Class [_] (the "<u>Certificates</u>") in connection with the transfer by the undersigned (the "<u>Transferor</u>") to _____ (the "<u>Transferee</u>") of $_____ Certificate Balance of Certificates, in fully registered form (each, an "<u>Individual Certificate</u>"), or a beneficial interest of such aggregate Certificate Balance in the Regulation S Global Certificate (the "<u>Global Certificate</u>") maintained by The Depository Trust Company or its successor as Depositary under the Pooling and Servicing Agreement (such transferred interest, in either form, being the "<u>Transferred Interest</u>").

      In connection with such transfer, the Transferor does hereby certify that such transfer has been effected in accordance with the transfer restrictions set forth in the Pooling and Servicing Agreement and the Certificates and (i) with respect to transfers made in accordance with Regulation S ("<u>Regulation S</u>") promulgated under the Securities Act of 1933, as amended (the "<u>Securities Act</u>"), the Transferor does hereby certify that:

      (1)   the offer of the Transferred Interest was not made to a person in the United States;

      [(2)   at the time the buy order was originated, the Transferee was an institution that was outside the United States or the Transferor and any person acting on its behalf reasonably believed that the Transferee was an institution that was outside the United States;]*

      [(2)   the transaction was executed with a Transferee that was an institution or reasonably believed to be an institution by the Transferor or anyone acting on its behalf in, on or through the facilities of a designated offshore securities market and neither there undersigned nor any person acting on its behalf knows that the transaction was pre-arranged with a buyer in the United States;]*

      (3)   no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or 904(b) of Regulation S, as applicable; and

---

* Insert one of these two provisions, which come from the definition of "offshore transaction" in Regulation S.

(4)   the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act.

or (ii) with respect to transfers made in reliance on Rule 144 under the Securities Act, the Transferor does hereby certify that the Certificates that are being transferred are not "restricted securities" as defined in Rule 144 under the Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Depositor, the Certificate Administrator, the Trustee, the Operating Advisor, the Asset Representations Reviewer, the Master Servicer and the Special Servicer.

[Insert Name of Transferor]

By:` _____
    Name:
    Title:

Dated: _____, 20__

EXHIBIT H

**FORM OF TRANSFER CERTIFICATE
FOR EXCHANGE OR TRANSFER FROM RULE 144A
GLOBAL CERTIFICATE TO REGULATION S GLOBAL
CERTIFICATE DURING THE RESTRICTED PERIOD**

**(Exchanges or transfers pursuant to Section 5.02(c)(ii)(A) of
the Pooling and Servicing Agreement)**

[CERTIFICATE ADMINISTRATOR'S ADDRESS]

Re: Transfer of [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-
        Through Certificates, Class [   ]

Reference is hereby made to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), and executed in connection with the above-referenced transaction. Capitalized terms used but not defined herein shall have the meanings given to them in the Pooling and Servicing Agreement.

This letter relates to US $_____ aggregate Certificate Balance of Certificates (the "Certificates") which are held in the form of Rule 144A Global Certificate (CUSIP No. _____) with the Depository in the name of [insert name of transferor] (the "Transferor"). The Transferor has requested a transfer of such beneficial interest for an interest in the Regulation S Global Certificate (CUSIP No. _____) to be held with [Euroclear] [Clearstream]* (Common Code) through the Depositary.

In connection with such request and in respect of such Certificates, the Transferor does hereby certify that such transfer has been effected in accordance with the Transfer restrictions set forth in the Pooling and Servicing Agreement and pursuant to and in accordance with Regulation S under the Securities Act of 1933, as amended (the "Securities Act"), and accordingly the Transferor does hereby certify that:

(1)   the offer of the Certificates was not made to a person in the United States,

[(2)   at the time the buy order was originated, the transferee was an institution that was outside the United States or the Transferor and any persons acting on its behalf reasonably believed that the Transferee was outside the United States,]**

[(2)   the transaction was executed with a Transferee that was an institution or reasonably believed to be an institution by the Transferor or anyone acting on its behalf in, on or through the facilities of a designated offshore securities market and neither the Transferor nor

---

* Select appropriate depository.

** Insert one of these two provisions, which come from the definition of "offshore transaction" in Regulation S.

H-1

USActive 31518702.2

any person acting on its behalf knows that the transaction was pre-arranged with a buyer in the United States,][*]

      (3)   no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or 904(b) of Regulation S, as applicable, and

      (4)   the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act.

      This certificate and the statements contained herein are made for your benefit and the benefit of the Depositor, the Certificate Administrator, the Trustee, the Operating Advisor, the Asset Representations Reviewer, the Master Servicer and the Special Servicer.

[Insert Name of Transferor]

By:_____
     Name:
     Title:

Dated: _____, 20__

EXHIBIT I

**FORM OF TRANSFER CERTIFICATE
FOR EXCHANGE OR TRANSFER FROM RULE 144A
GLOBAL CERTIFICATE TO REGULATION S GLOBAL
CERTIFICATE AFTER THE RESTRICTED PERIOD**

**(Exchange or transfers pursuant to
Section 5.02(c)(ii)(B) of the Pooling and Servicing Agreement)**

[CERTIFICATE ADMINISTRATOR'S ADDRESS]

    Re: Transfer of [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates, Class [ ]

    Reference is hereby made to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), and executed in connection with the above referenced transaction. Capitalized terms used but not defined herein shall have the meanings given to them in the Pooling and Servicing Agreement.

    The letter relates to U.S. $_____ aggregate Certificate Balance of Certificates (the "Certificates") which are held in the form of the Rule 144A Global Certificate (CUSIP No. _____) with the Depository in the name of [insert name of transferor] (the "Transferor"). The Transferor has requested a transfer of such beneficial interest in the Certificates for an interest in the Regulation S Global Certificate (Common Code No. _____).

    In connection with such request, and in respect of such Certificates, the Transferor does hereby certify that such transfer has been effected in accordance with the transfer restrictions set forth in the Pooling and Servicing Agreement and, (i) with respect to transfers made in reliance on Regulation S under the Securities Act of 1933, as amended (the "Securities Act"), the Transferor does hereby certify that:

    (1)   the offer of the Certificates was not made to a person in the United States,

    [(2)   at the time the buy order was originated, the transferee was an institution that was outside the United States or the Transferor and any person acting on its behalf reasonably believed that the transferee was outside the United States,]*

    [(2)   the transaction was executed with a Transferee that was an institution or reasonably believed to be an institution by the Transferor or anyone acting on its behalf in, on or through the facilities of a designated offshore securities market and neither the Transferor nor

---

* Insert one of these two provisions, which come from the definition of "offshore transaction" in Regulation S.

I-1

any person acting on its behalf knows that the transaction was pre-arranged with a buyer in the United States,]*

(3) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or 904(b) of Regulation S, as applicable, and

(4) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act;

or (ii) with respect to transfers made in reliance on Rule 144 under the Securities Act, the Transferor does hereby certify that the Certificates that are being transferred are not "restricted securities" as defined in Rule 144 under the Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Depositor, the Certificate Administrator, the Trustee, the Operating Advisor, the Asset Representations Reviewer, the Master Servicer and the Special Servicer.

[Insert Name of Transferor]

By:_____

Name:
Title:

Dated: _____, 20___

**FORM OF TRANSFER CERTIFICATE
FOR EXCHANGE OR TRANSFER FROM REGULATION S GLOBAL
CERTIFICATE TO RULE 144A GLOBAL CERTIFICATE DURING THE
RESTRICTED PERIOD**

**(Exchange or transfers pursuant to Section 5.02(c)(ii)(C)
of the Pooling and Servicing Agreement)**

[CERTIFICATE ADMINISTRATOR'S ADDRESS]

     Re: Transfer of [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates, Class [ ]

Reference is hereby made to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), and executed in connection with the above referenced transaction. Capitalized terms used but not defined herein shall have the meanings given to them in the Pooling and Servicing Agreement.

This letter relates to U.S. $_____ aggregate Certificate Balance of Certificates (the "Certificates") which are held in the form of the Regulation S Global Certificate (CUSIP No. _____) with [Euroclear] [Clearstream]* (Common Code _____) through the Depository in the name of [insert name of transferor] (the "Transferor"). The Transferor has requested a transfer of such beneficial interest in the Certificates for an interest in the Regulation 144A Global Certificate (CUSIP No. _____).

In connection with such request, and in respect of such Certificates, the Transferor does hereby certify that such Certificates are being transferred in accordance with (i) the transfer restrictions set forth in the Pooling and Servicing Agreement and (ii) Rule 144A under the Securities Act to a transferee that the Transferor reasonably believes is purchasing the Certificates for its own account with respect to which the transferee exercises sole investment discretion and the transferee and any such account is "qualified institutional buyer" within the meaning of Rule 144A, in each case in a transaction meeting the requirements of Rule 144A and in accordance with any applicable securities laws of any state of the United States or an jurisdiction.

This certificate and the statements contained herein are made for your benefit and the benefit of the Depositor, the Certificate Administrator, the Trustee, the Operating Advisor, the Asset Representations Reviewer, the Master Servicer and the Special Servicer.

---

* Select appropriate depositary.

[Insert Name of Transferor]

By:_____
     Name:
     Title:

Dated: _____, 20__

EXHIBIT K

FORM OF DISTRIBUTION DATE STATEMENT[2]

K-1

EXHIBIT L-1

FORM OF INVESTOR CERTIFICATION

[Date]

[CERTIFICATE ADMINISTRATOR'S ADDRESS]

Re: Pooling and Servicing Agreement ("Pooling and Servicing Agreement") relating to [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates

In accordance with the requirements for obtaining certain information under the Pooling and Servicing Agreement with respect to the above-referenced certificates (the "Certificates"), the undersigned hereby certifies and agrees as follows:

1.   The undersigned is a certificateholder, beneficial owner or prospective purchaser of the Class ___ Certificates.

2.   In the case of a Publicly-Offered Certificate, the undersigned has received a copy of the Prospectus.

3.   **The undersigned is not a Borrower, a Manager, an Affiliate, principal, partner, member, joint venturer, limited partner, employee, representative, director, advisor of, or investor in, any of the foregoing or an agent of any of the foregoing.**

4.   The undersigned is requesting access pursuant to the Pooling and Servicing Agreement to certain information (the "Information") on the Certificate Administrator's Website.

In consideration of the disclosure to the undersigned of the Information, or the access thereto, the undersigned shall keep the Information confidential (except from such outside persons as are assisting it in making an evaluation in connection with purchasing the related Certificates, from its accountants and attorneys, and otherwise from such governmental or banking authorities or agencies to which the undersigned is subject), and such Information shall not, without the prior written consent of the Depositor, be otherwise disclosed by the undersigned or by its officers, directors, partners, employees, agents or representatives (collectively, the "Representatives") in any manner whatsoever, in whole or in part.

The undersigned shall not use or disclose the Information in any manner which could result in a violation of any provision of the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended, or would require registration of any Certificate not previously registered pursuant to Section 5 of the Securities Act.

5.   The undersigned shall be fully liable for any breach of this agreement by itself or any of its Representatives and shall indemnify the Depositor, the Certificate Administrator, the Trustee, the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Underwriters, the Initial Purchasers and the Trust Fund for any loss, liability or expense incurred thereby with respect to any such breach by the undersigned or any of its Representatives.

6.   The undersigned agrees that each time it accesses the Certificate Administrator's Website, the undersigned is deemed to have recertified that the representations and covenants contained herein remain true and correct.

7.   Capitalized terms used but not defined herein shall have the respective meanings assigned thereto in the Agreement.

[IN WITNESS WHEREOF, the undersigned has caused its name to be signed hereto by its duly authorized officer, as of the day and year written above.]

[BY ITS CERTIFICATION HEREOF, the undersigned shall be deemed to have caused its name to be signed hereto by its duly authorized signatory, as of the date certified.]

[Certificateholder][Beneficial
    Owner][Prospective Purchaser]

By:_____
    Title:
    Company:
    Phone:

L-1-2

EXHIBIT L-2

FORM OF FINANCIAL MARKET PUBLISHER CERTIFICATION

This Certification has been prepared for provision of information to the market data providers listed in Paragraph 1 below pursuant to the direction of the Depositor.

In connection with the [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates (the "Certificates") issued pursuant to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), entered into between Deutsche Mortgage & Asset Receiving Corporation, as depositor, [MASTER SERVICER], as master servicer, [SPECIAL SERVICER], as special servicer, [OPERATING ADVISOR], as operating advisor, [ASSET REPRESENTATIONS REVIEWER], as asset representations reviewer, [TRUSTEE], as trustee, and [CERTIFICATE ADMINISTRATOR], as certificate administrator, paying agent and custodian, the undersigned hereby certifies and agrees as follows:

1. The undersigned is an employee or agent of BlackRock Financial Management, Inc., Bloomberg Financial Markets, L.P., Intex Solutions, Inc., Trepp, LLC, Interactive Data Corporation, Markit LLC or Thomson Reuters Corporation, a market data provider that has been given access to the Distribution Date Statements, CREFC® reports and supplemental notices delivered or made available pursuant to Section 4.02 of the Pooling and Servicing Agreement to Privileged Persons on www.ctslink.com (the "Website") by request of the Depositor.

2. The undersigned agrees that each time it accesses the Website, the undersigned is deemed to have recertified that the representation above remains true and correct.

3. Capitalized terms used but not defined herein shall have the respective meanings assigned thereto in the agreement pursuant to which the Certificates were issued.

BY ITS CERTIFICATION HEREOF, the undersigned has made the representations above and shall be deemed to have caused its name to be signed hereto by its duly authorized signatory, as of the date certified.

EXHIBIT M

FORM OF NOTIFICATION FROM CUSTODIAN

[DATE]

To the Persons Listed on the attached Schedule A

Re: Pooling and Servicing Agreement ("Pooling and Servicing Agreement") relating to [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates

Ladies and Gentlemen:

In accordance with Section 2.02 of the Pooling and Servicing Agreement, the undersigned, as Custodian, hereby notifies you that, based upon the review required under the Pooling and Servicing Agreement, the Mortgage File for each Mortgage Loan set forth on the attached defect schedule contains a document or documents which (i) has not been executed or received, (ii) has not been recorded or filed (if required), (iii) is unrelated to the Mortgage Loans identified in the Mortgage Loan Schedule, (iv) appears not to be what they purport to be or has been torn in any materially adverse manner or (v) is mutilated or otherwise defaced, in each case as more fully described on the attached defect schedule.

The Custodian has no responsibility to determine, and expresses no opinion with respect thereto, whether any document or opinion is legal, valid, binding or enforceable, whether the text of any assignment or endorsement is in proper or recordable form (except, if applicable, to determine if the Trustee is the assignee or endorsee), whether any document has been recorded in accordance with the requirements of any applicable jurisdiction, whether a blanket assignment is permitted in any applicable jurisdiction, or whether any Person executing any document or rendering any opinion is authorized to do so or whether any signature thereon is genuine.

Capitalized words and phrases used herein shall have the respective meanings assigned to them in the above-captioned Pooling and Servicing Agreement.

[CUSTODIAN], as Custodian

By:_____
      Name:
      Title:

M-1

SCHEDULE A
TO
FORM OF NOTIFICATION FROM CUSTODIAN

Deutsche Mortgage & Asset Receiving Corporation
60 Wall Street
New York, New York 10005
Attention: Helaine M. Kaplan

[OPERATING ADVISOR'S ADDRESS]

[MASTER SERVICER'S ADDRESS]

[SPECIAL SERVICER'S ADDRESS]

[TRUSTEE'S ADDRESS]

[CERTIFICATE ADMINISTRATOR'S ADDRESS]

To the applicable Mortgage Loan Seller:

German American Capital Corporation
60 Wall Street
New York, New York 10005
Attention: Helaine M. Kaplan

[LOAN SELLER'S ADDRESS]

M-2

DEFECT SCHEDULE
TO FORM OF NOTIFICATION FROM CUSTODIAN

EXHIBIT N-1

FORM OF CLOSING DATE CUSTODIAN CERTIFICATION

[Date]

[   ]
[   ]
[   ]
Attention: [   ]

       Re: Pooling and Servicing Agreement ("<u>Pooling and Servicing Agreement</u>") relating to [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates

       In accordance with Section 2.02 of the Pooling and Servicing Agreement, the Custodian hereby certifies that, with respect to each Mortgage Loan listed on the Mortgage Loan Schedule attached hereto as Schedule A, (a) the Custodian has in its possession the documents specified in clause (i) of the definition of "Mortgage File", (b) the foregoing documents delivered or caused to be delivered by the Mortgage Loan Sellers as described in clause (a) above have been reviewed by it or by a Custodian on its behalf and appear regular on their face, appear to be executed and purports to relate to such Mortgage Loan, except as identified on the schedule attached hereto, and (c) each of the documents specified in Section 2.01(a)(ii), 2.01(a)(vii), 2.01(a)(xi) and 2.01(a)(xix) of the Pooling and Servicing Agreement have been received, have been executed, appear to be what they purport to be, purport to be recorded or filed (as applicable) and have not been torn in any materially adverse manner or mutilated or otherwise defaced, and that such documents relate to the Mortgage Loans identified in the Mortgage Loan Schedule.

       Capitalized terms used but not defined herein shall the respective meanings set forth in the Pooling and Servicing Agreement.

                            [CUSTODIAN], as Custodian

                            By:_____
                                Name:
                                Title:

SCHEDULE A
TO CLOSING DATE CUSTODIAN CERTIFICATION

MORTGAGE LOAN SCHEDULE

EXHIBIT N-2

FORM OF POST-CLOSING CUSTODIAN CERTIFICATION

[Date]

[   ]
[   ]
[   ]
Attention: [   ]

Re: Pooling and Servicing Agreement ("<u>Pooling and Servicing Agreement</u>") relating to [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates

In accordance with Section 2.02 of the Pooling and Servicing Agreement, the Custodian hereby certifies, subject to the terms of the Pooling and Servicing Agreement, that, with respect to each Mortgage Loan listed on the Mortgage Loan Schedule attached hereto as Schedule A, all documents (other than documents referred to in clauses (xix) and (xx) of Section 2.01(a) of the Pooling and Servicing Agreement and the documents referred to in clauses (iii), (v)(B) and (viii)(B) of Section 2.01(a) of the Pooling and Servicing Agreement and the assignments of financing statements referred to in clause (xiii) of Section 2.01(a) of the Pooling and Servicing Agreement) referred to in Section 2.01(a) of the Pooling and Servicing Agreement (in the case of the documents referred to in Section 2.01(a)(iv), (vi), (viii), (ix), (x), (xii) through (xvi) and (xviii) through (xx) of the Pooling and Servicing Agreement, as identified to it in writing by the related Mortgage Loan Seller) and any original recorded documents included in the delivery of a Mortgage File have been received, have been executed, appear to be what they purport to be, purport to be recorded or filed (as applicable) and have not been torn in any materially adverse manner or mutilated or otherwise defaced, and that such documents relate to the Mortgage Loans identified in the Mortgage Loan Schedule, in each case, except as set forth on the attached schedule hereto.

Capitalized terms used but not defined herein shall the respective meanings set forth in the Pooling and Servicing Agreement.

[CUSTODIAN], as Custodian

By:_____
     Name:
     Title:

SCHEDULE A
TO POST-CLOSING CUSTODIAN CERTIFICATION

MORTGAGE LOAN SCHEDULE

EXHIBIT O

FORM OF TRUSTEE BACKUP CERTIFICATION

[NAME OF ISSUING ENTITY] (The "__Trust__")

The undersigned, _____, a _____ of [TRUSTEE], on behalf of [TRUSTEE], as trustee (the "__Trustee__"), under that certain Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "__Pooling and Servicing Agreement__"), entered into among Deutsche Mortgage & Asset Receiving Corporation, as depositor, [MASTER SERVICER], as master servicer, [SPECIAL SERVICER], as special servicer, [OPERATING ADVISOR], as operating advisor, [ASSET REPRESENTATIONS REVIEWER], as asset representations reviewer, [TRUSTEE], as trustee, and [CERTIFICATE ADMINISTRATOR], as certificate administrator (the "__Certificate Administrator__") , paying agent and custodian, certifies to [____], Deutsche Mortgage & Asset Receiving Corporation and its officers, directors and affiliates, to the extent that the following information is within the Trustee's normal area of responsibilities and duties under the Pooling and Servicing Agreement, and with the knowledge and intent that they will rely upon this certification, that:

1. I am responsible for reviewing the activities performed by the Trustee and based on my knowledge and the compliance reviews conducted in preparing the Trustee compliance statements required for inclusion on Form 10-K pursuant to Item 1123 of Regulation AB, and except as disclosed to the Certificate Administrator and to the Depositor, the Trustee has fulfilled its obligations in all material respects under the Pooling and Servicing Agreement; and

2. The report on assessment of compliance with servicing criteria applicable to the Trustee for asset-backed securities with respect to the Trustee or any Servicing Function Participant retained by the Trustee and related attestation report on assessment of compliance with servicing criteria applicable to it required to be included in the annual report on Form 10-K for the Relevant Period in accordance with Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18 has been provided to the Depositor and to the Certificate Administrator for inclusion as an exhibit to such Form 10-K. Any material instances of noncompliance described in such reports have been provided to the Certificate Administrator and the Depositor for disclosure in such annual report on Form 10-K.

O-1

Capitalized terms used but not defined herein have the meanings set forth in the Pooling and Servicing Agreement.

Date:_____


[TRUSTEE]


By:_____
    Name:
    Title:

EXHIBIT P

FORM OF CUSTODIAN BACKUP CERTIFICATION

[NAME OF ISSUING ENTITY] (The "<u>Trust</u>")

The undersigned, _____, a _____ of [CUSTODIAN], on behalf of [CUSTODIAN], as custodian (in such capacity, the "<u>Custodian</u>"), under that certain Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "<u>Pooling and Servicing Agreement</u>"), entered into among Deutsche Mortgage & Asset Receiving Corporation, as depositor, [MASTER SERVICER], as master servicer, [SPECIAL SERVICER], as special servicer, [OPERATING ADVISOR], as operating advisor, [ASSET REPRESENTATIONS REVIEWER], as asset representations reviewer, [TRUSTEE], as trustee, and [CERTIFICATE ADMINISTRATOR], as certificate administrator, paying agent and custodian (in such capacity as certificate administrator, the "<u>Certificate Administrator</u>"), certifies to [____], Deutsche Mortgage & Asset Receiving Corporation and its officers, directors and affiliates, to the extent that the following information is within the Custodian's normal area of responsibilities and duties under the Pooling and Servicing Agreement, and with the knowledge and intent that they will rely upon this certification, that:

1.   I am responsible for reviewing the activities performed by the Custodian and based on my knowledge and the compliance reviews conducted in preparing the Custodian compliance statements required for inclusion on Form 10-K pursuant to Item 1123 of Regulation AB, and except as disclosed to the Certificate Administrator and to the Depositor, the Custodian has fulfilled its obligations in all material respects under the Pooling and Servicing Agreement; and

2.   The report on assessment of compliance with servicing criteria applicable to the Custodian for asset-backed securities with respect to the Custodian or any Servicing Function Participant retained by the Custodian and related attestation report on assessment of compliance with servicing criteria applicable to it required to be included in the annual report on Form 10-K for the Relevant Period in accordance with Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18 has been provided to the Depositor and to the Certificate Administrator for inclusion as an exhibit to such Form 10-K. Any material instances of noncompliance described in such reports have been provided to the Certificate Administrator and the Depositor for disclosure in such annual report on Form 10-K.

Capitalized terms used but not defined herein have the meanings set forth in the Pooling and Servicing Agreement.

Date:_____

[CUSTODIAN]

By:_____
    Name:
    Title:

FORM OF CERTIFICATE ADMINISTRATOR BACKUP CERTIFICATION

[NAME OF ISSUING ENTITY] (The "Trust")

The undersigned, _____, a _____ of [CERTIFICATE ADMINISTRATOR], on behalf of [CERTIFICATE ADMINISTRATOR], as certificate administrator, (in such capacity, the "Certificate Administrator"), paying agent and custodian, under that certain Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), entered into among Deutsche Mortgage & Asset Receiving Corporation, as depositor (the "Depositor"), [MASTER SERVICER], as master servicer (the "Master Servicer"), [SPECIAL SERVICER], as special servicer (the "Special Servicer"), [OPERATING ADVISOR], as operating advisor, [ASSET REPRESENTATIONS REVIEWER], as asset representations reviewer, [TRUSTEE], as trustee (in such capacity, the "Trustee"), and [CERTIFICATE ADMINISTRATOR], as certificate administrator, paying agent and custodian, certifies to [____], Deutsche Mortgage & Asset Receiving Corporation and its officers, directors and affiliates, to the extent that the following information is within the Certificate Administrator's normal area of responsibilities and duties under the Pooling and Servicing Agreement, and with the knowledge and intent that they will rely upon this certification, that:

1.   I have reviewed the annual report on Form 10-K for the fiscal year [20___] (the "Annual Report"), and all reports on Form 10-D and Form 8-K to be filed in respect of periods included in the year covered by the Annual Report (collectively with the Annual Report, the "Reports"), of the Trust;

2.   To my knowledge, the Reports taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Annual Report;

3.   To my knowledge, the distribution information required to be provided by the Certificate Administrator under the Pooling and Servicing Agreement for inclusion in the Reports is included in the Reports;

4.   I am responsible for reviewing the activities performed by the Certificate Administrator under the Pooling and Servicing Agreement and based on my knowledge and the compliance reviews conducted in preparing the Certificate Administrator compliance statements required for inclusion on Form 10-K pursuant to Item 1123 of Regulation AB, and except as disclosed on any Reports, the Certificate Administrator has fulfilled its obligations in all material respects under the Pooling and Servicing Agreement; and

5.   The report on assessment of compliance with servicing criteria applicable to the Certificate Administrator for asset-backed securities with respect to the Certificate Administrator or any Servicing Function Participant retained by the Certificate Administrator and related attestation report on assessment of compliance with servicing criteria applicable to it required to be included in the annual report on Form 10-K for the

Relevant Period in accordance with Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18 has been provided to the Depositor for inclusion as an exhibit to such Form 10-K. Any material instances of noncompliance described in such reports have been provided to the Depositor for disclosure in such annual report on Form 10-K.

In giving the certifications above, the Certificate Administrator has reasonably relied on information provided to it by the following unaffiliated persons: the Master Servicer, the Special Servicer and the Depositor.

Capitalized terms used but not defined herein have the meanings set forth in the Pooling and Servicing Agreement.

Date:_____

[CERTIFICATE ADMINISTRATOR]

By:_____
    Name:
    Title:

EXHIBIT R

FORM OF OPERATING ADVISOR BACKUP CERTIFICATION

[NAME OF ISSUING ENTITY] (the "Trust")

1. Based on my knowledge, with respect to the period ending [December 31, 20__] (the "Relevant Period"), all information required to be submitted by the Operating Advisor to the Master Servicer, the Depositor, Trustee or Certificate Administrator, as applicable, pursuant to the Pooling and Servicing Agreement for inclusion in the annual report on Form 10-K for the Relevant Period and inclusion in all reports on Form 10-D or Form 8-K (the "Operating Advisor Reports") have been submitted by the Operating Advisor to the Master Servicer, the Depositor, the Trustee or the Certificate Administrator, as applicable, for inclusion in these reports;

2. Based on my knowledge, the operating advisor information contained in the Operating Advisor Reports, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by these reports;

3. The accountants that are to deliver the annual attestation report on assessment of compliance with the Relevant Servicing Criteria in respect of the Operating Advisor with respect to the Trust's fiscal year _____ have been provided all information relating to the Operating Advisor's assessment of compliance with the Relevant Servicing Criteria, in order to enable them to conduct a review in compliance with the standards for attestation engagements issued or adopted by the PCAOB; and

4. The report on assessment of compliance with servicing criteria applicable to the Operating Advisor for asset-backed securities with respect to the Operating Advisor or any Servicing Function Participant retained by the Operating Advisor and related attestation report on assessment of compliance with servicing criteria applicable to it required to be included in the annual report on Form 10-K for the Relevant Period in accordance with Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18 has been provided to the Depositor and to the Certificate Administrator for inclusion as an exhibit to such Form 10-K. Any material instances of noncompliance described in such reports have been provided to the Certificate Administrator and the Depositor for disclosure in such annual report on Form 10-K.

Capitalized terms used but not defined herein have the meanings set forth in the Pooling and Servicing Agreement.

Date: _____

                                [OPERATING ADVISOR]

                                By:_____

                                Name:

                                Title:

EXHIBIT S

FORM OF ASSET REPRESENTATIONS REVIEWER BACKUP CERTIFICATION

[NAME OF ISSUING ENTITY] (the "<u>Trust</u>")

1. Based on my knowledge, with respect to the period ending [December 31, 20__] (the "<u>Relevant Period</u>"), all information required to be submitted by the Asset Representations Reviewer to the Master Servicer, the Depositor, Trustee or Certificate Administrator, as applicable, pursuant to the Pooling and Servicing Agreement for inclusion in the annual report on Form 10-K for the Relevant Period and inclusion in all reports on Form 10-D or Form 8-K (the "<u>Asset Representations Reviewer Reports</u>") have been submitted by the Asset Representations Reviewer to the Master Servicer, the Depositor, the Trustee or the Certificate Administrator, as applicable, for inclusion in these reports;

2. Based on my knowledge, the asset representations reviewer information contained in the Asset Representations Reviewer Reports, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by these reports;

3. The accountants that are to deliver the annual attestation report on assessment of compliance with the Relevant Servicing Criteria in respect of the Asset Representations Reviewer with respect to the Trust's fiscal year _____ have been provided all information relating to the Asset Representations Reviewer's assessment of compliance with the Relevant Servicing Criteria, in order to enable them to conduct a review in compliance with the standards for attestation engagements issued or adopted by the PCAOB; and

4. The report on assessment of compliance with servicing criteria applicable to the Asset Representations Reviewer for asset-backed securities with respect to the Asset Representations Reviewer or any Servicing Function Participant retained by the Asset Representations Reviewer and related attestation report on assessment of compliance with servicing criteria applicable to it required to be included in the annual report on Form 10-K for the Relevant Period in accordance with Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18 has been provided to the Depositor and to the Certificate Administrator for inclusion as an exhibit to such Form 10-K. Any material instances of noncompliance described in such reports have been provided to the Certificate Administrator and the Depositor for disclosure in such annual report on Form 10-K.

USActive 31518702.2

Capitalized terms used but not defined herein have the meanings set forth in the Pooling and Servicing Agreement.

Date: _____


[ASSET REPRESENTATIONS REVIEWER]

By:_____
Name:
Title:


USActive 31518702.2

EXHIBIT T

FORM OF MASTER SERVICER BACKUP CERTIFICATION

[NAME OF ISSUING ENTITY] (the "<u>Trust</u>")

I, [identify the certifying individual], a [_____] of [MASTER SERVICER], as master servicer (in such capacity, the "<u>Master Servicer</u>") under that certain Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "<u>Pooling and Servicing Agreement</u>"), entered into among Deutsche Mortgage & Asset Receiving Corporation, as depositor, the Master Servicer, [SPECIAL SERVICER], as special servicer (the "<u>Special Servicer</u>"), [OPERATING ADVISOR], as operating advisor, [ASSET REPRESENTATIONS REVIEWER], as asset representations reviewer, [TRUSTEE], as trustee, [CERTIFICATE ADMINISTRATOR], as certificate administrator (in such capacity, the "<u>Certificate Administrator</u>"), paying agent and custodian, on behalf of the Master Servicer, certify to [Name of Certifying Person(s) for Sarbanes-Oxley Certification], the Depositor, and its officers, directors and affiliates, and with the knowledge and intent that they will rely upon this certification, that:

1. Based on my knowledge, with respect to the period ending [December 31, 20__] (the "<u>Relevant Period</u>"), and assuming the accuracy of the statements required to be made by the Special Servicer, [each applicable Other Servicer and each applicable Other Special Servicer] in the backup certificate[s] delivered by the Special Servicer, [each applicable Other Servicer and each applicable Other Special Servicer] relating to the Relevant Period, all servicing information and all reports required to be submitted by the Master Servicer to the Certificate Administrator pursuant to Sections 3.13(a) and 3.13(c) of the Pooling and Servicing Agreement for inclusion in the annual report on Form 10-K for the Relevant Period and inclusion in all reports on Form 10-D or Form 8-K (the "<u>Servicer Reports</u>") have been submitted by the Master Servicer to the Certificate Administrator for inclusion in these reports;

2. Based on my knowledge, and assuming the accuracy of the statements required to be made by the Special Servicer, [each applicable Other Servicer and each applicable Other Special Servicer] in the backup certificate[s] delivered by the Special Servicer, [each applicable Other Servicer and each applicable Other Special Servicer] relating to the Relevant Period, the master servicing information contained in the Servicer Reports, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by these reports;

3. I am, or a servicing officer under my supervision is, responsible for reviewing the activities performed by the Master Servicer under the Pooling and Servicing Agreement and based upon my knowledge and the annual compliance reviews conducted in preparing the servicer compliance statements required for inclusion on Form 10-K

pursuant to Item 1123 of Regulation AB with respect to the Master Servicer, and except as disclosed in the compliance certificate delivered by the Master Servicer under Section 10.11 of the Pooling and Servicing Agreement, the Master Servicer has fulfilled its obligations under the Pooling and Servicing Agreement in all material respects in the year to which such report applies;

4. The accountants that are to deliver the annual attestation report on assessment of compliance with the Relevant Servicing Criteria in respect of the Master Servicer with respect to the Trust's fiscal year _____ have been provided all information relating to the Master Servicer's assessment of compliance with the Relevant Servicing Criteria in order to enable them to conduct a review in compliance with the standards for attestation engagements issued or adopted by the PCAOB; and

5. The report on assessment of compliance with servicing criteria applicable to the Master Servicer for asset-backed securities with respect to the Master Servicer or any Servicing Function Participant retained by the Master Servicer and related attestation report on assessment of compliance with servicing criteria applicable to it required to be included in the annual report on Form 10-K for the Relevant Period in accordance with Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18 has been provided to the Depositor and to the Certificate Administrator for inclusion as an exhibit to such Form 10-K. Any material instances of noncompliance described in such reports have been provided to the Certificate Administrator and the Depositor for disclosure in such annual report on Form 10-K.

In giving the certification above, I have reasonably relied on and make no certification as to information provided to me by the following unaffiliated parties: [name(s) of servicer, sub-servicer, co-servicer, Other Servicer, Other Special Servicer or Other Trustee not retained by the master servicer giving certification] and, notwithstanding the foregoing certifications, neither I nor Master Servicer makes any certification under the foregoing clauses (2) and (3) with respect to the information in the Servicing Reports that is in turn dependent upon information provided by the Special Servicer under the Pooling and Servicing Agreement or by any Other Servicer, Other Special Servicer or Other Trustee.

Capitalized terms used but not defined herein have the meanings set forth in the Pooling and Servicing Agreement.

Date:_____

[MASTER SERVICER]

By:_____
    Name:
    Title:

FORM OF SPECIAL SERVICER BACKUP CERTIFICATION

[NAME OF ISSUING ENTITY] (the "Trust")

I, [identify the certifying individual], a [_____] of [SPECIAL SERVICER], as special servicer (the "Special Servicer") under that certain Pooling and Servicing Agreement dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), entered into between Deutsche Mortgage & Asset Receiving Corporation, as depositor, [OPERATING ADVISOR], as operating advisor, [ASSET REPRESENTATIONS REVIEWER], as asset representations reviewer, [TRUSTEE], as trustee, [CERTIFICATE ADMINISTRATOR], as certificate administrator (in such capacity, the "Certificate Administrator"), paying agent and custodian, and [MASTER SERVICER], as master servicer (the "Master Servicer"), on behalf of the Special Servicer, certify to [Name of Certifying Person(s) for Sarbanes-Oxley Certification], the Depositor, and its officers, directors and affiliates, and with the knowledge and intent that they will rely upon this certification, that:

1.   Based on my knowledge, with respect to the period ending [December 31, 20__] (the "Relevant Period"), all servicing information and all required reports required to be submitted by the Special Servicer to the Master Servicer, the Depositor, Trustee or Certificate Administrator, as applicable, pursuant to the Pooling and Servicing Agreement for inclusion in the annual report on Form 10-K for the Relevant Period and inclusion in all reports on Form 10-D or Form 8-K (the "Special Servicer Reports") have been submitted by the Special Servicer to the Master Servicer, the Depositor, the Trustee or the Certificate Administrator, as applicable, for inclusion in these reports;

2.   Based on my knowledge, the special servicing information contained in the Special Servicer Reports, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made therein, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by these reports;

3.   I am, or an officer under my supervision is, responsible for reviewing the activities performed by the Special Servicer under the Pooling and Servicing Agreement and based upon my knowledge and the annual compliance reviews conducted in preparing the servicer compliance statements required in this report under Item 1123 of Regulation AB with respect to the Special Servicer, and except as disclosed in the compliance certificate delivered by the Special Servicer under Section 10.11 of the Pooling and Servicing Agreement, the Special Servicer has fulfilled its obligations under the Pooling and Servicing Agreement in all material respects in the year to which such report applies;

4.   The accountants that are to deliver the annual attestation report on assessment of compliance with the Relevant Servicing Criteria in respect of the Special Servicer with respect to the Trust's fiscal year _____ have been provided all information relating to the Special Servicer assessment of compliance with the Relevant Servicing Criteria, in order

to enable them to conduct a review in compliance with the standards for attestation engagements issued or adopted by the PCAOB; and

5.   The report on assessment of compliance with servicing criteria applicable to the Special Servicer for asset-backed securities with respect to the Special Servicer or any Servicing Function Participant retained by the Special Servicer and related attestation report on assessment of compliance with servicing criteria applicable to it required to be included in the annual report on Form 10-K for the Relevant Period in accordance with Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18 has been provided to the Depositor and to the Certificate Administrator for inclusion as an exhibit to such Form 10-K. Any material instances of noncompliance described in such reports have been provided to the Certificate Administrator and the Depositor for disclosure in such annual report on Form 10-K.

Capitalized terms used but not defined herein have the meanings set forth in the Pooling and Servicing Agreement.

Date:_____

[SPECIAL SERVICER]

By:_____
       Name:
       Title:

EXHIBIT V

FORM OF SUB-SERVICER BACKUP CERTIFICATION

[NAME OF ISSUING ENTITY] (the "<u>Trust</u>")

As contemplated by Section 10.08 of that certain Pooling and Servicing Agreement dated as of [_____], 20[__] (the "<u>Pooling and Servicing Agreement</u>"), entered into between Deutsche Mortgage & Asset Receiving Corporation, as depositor, [MASTER SERVICER], as master servicer (in such capacity, the "<u>Master Servicer</u>"), [SPECIAL SERVICER], as special servicer (the "<u>Special Servicer</u>"), [OPERATING ADVISOR], as operating advisor, [ASSET REPRESENTATIONS REVIEWER], as asset representations reviewer, [TRUSTEE], as trustee, and [CERTIFICATE ADMINISTRATOR], as certificate administrator (in such capacity, the "<u>Certificate Administrator</u>"), paying agent and custodian, [identify the certifying individual], a _____ of _____, a _____ [corporation] (the "<u>Sub-Servicer</u>") as Sub-Servicer in connection with the sub-servicing of one or more Mortgage Loans and/or Serviced Companion Loan under the Pooling and Servicing Agreement, on behalf of the Sub-Servicer, certify to [Name of Each Certifying Person for Sarbanes-Oxley Certification], the Depositor, the Master Servicer and their officers, directors and affiliates, and with the knowledge and intent that they will rely upon this certification, that:

1. I have reviewed the Servicer Reports and Sub-Servicer Reports (each as defined below) relating to the Mortgage Loans and/or Serviced Companion Loan delivered by the Sub-Servicer to the Master Servicer, pursuant to the Sub-Servicing Agreement dated [_____], 20[__] by and between the Sub-Servicer and the Master Servicer (the "<u>Sub-Servicing Agreement</u>");

2. Based on my knowledge, with respect to the period ending [December 31, 20__] (the "<u>Relevant Period</u>"), all servicing information and all reports required to be submitted by the Sub-Servicer to the Certificate Administrator pursuant to the Pooling and Servicing Agreement (the "<u>Servicer Reports</u>") for inclusion in the annual report on Form 10-K for the Relevant Period and inclusion in all reports on Form 10-D or Form 8-K have been submitted by the Sub-Servicer to the Certificate Administrator for inclusion in these reports;

3. Based on my knowledge, with respect to the Relevant Period, all servicing information and all reports required to be submitted by the Sub-Servicer to the Master Servicer pursuant to the Sub-Servicing Agreement (the "<u>Sub-Servicer Reports</u>") have been submitted by the Sub-Servicer to the Master Servicer;

4. Based on my knowledge, the sub-servicer information contained in the Servicer Reports and Sub-Servicer Reports, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by these reports;

5.   Based upon my knowledge and the annual compliance review performed as required under Section [__] of the Sub-Servicing Agreement, and except as disclosed in the compliance certificate delivered pursuant to Section [__] of the Sub-Servicing Agreement, the Sub-Servicer has fulfilled its obligations under the Sub-Servicing Agreement in all material respects;

6.   [I am, or a servicing officer under my supervision is, responsible for reviewing the activities performed by the Sub-Servicer under the Sub-Servicing Servicing Agreement and based upon my knowledge and the annual compliance reviews conducted in preparing the servicer compliance statements for inclusion on Form 10-K pursuant Item 1123 of Regulation AB with respect to the Sub-Servicer, and except as disclosed in the compliance certificate delivered by the Sub-Servicer under Section [__] of the Sub-Servicing Agreement, the Sub-Servicer has fulfilled its obligations under the Sub-Servicing Agreement in all material respects in the year which such report applies];

7.   The accountants that are to deliver the annual attestation report on assessment of compliance with the Relevant Servicing Criteria in respect of the Sub-Servicer with respect to the Trust's fiscal year _____ have been provided all information relating to the Sub-Servicer's assessment of compliance with the Relevant Servicing Criteria, in order to enable them to conduct a review in compliance with the standards for attestation engagements issued or adopted by the PCAOB; and

8.   The report on assessment of compliance with servicing criteria applicable to the Sub-Servicer for asset-backed securities with respect to the Sub-Servicer or any Servicing Function Participant retained by the Sub-Servicer and related attestation report on assessment of compliance with servicing criteria applicable to it required to be included in the annual report on Form 10-K for the Relevant Period in accordance with Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18 has been provided to the Depositor and to the Certificate Administrator for inclusion as an exhibit to such Form 10-K. Any material instances of noncompliance described in such reports have been provided to the Certificate Administrator and the Depositor for disclosure in such annual report on Form 10-K.

Capitalized terms used but not defined herein have the meanings set forth in the Sub-Servicing Agreement, or if not defined in the Sub-Servicing Agreement, then the meanings set forth in the Pooling and Servicing Agreement.

Date: _____

                                    [INSERT NAME OF SUB-SERVICER]

                                    By:_____
                                        Name:
                                        Title:

V-2

EXHIBIT W

FORM OF SARBANES-OXLEY CERTIFICATION

I, [identify the certifying individual], certify that:

1.   I have reviewed this report on Form 10-K and all reports on Form 10-D required to be filed in respect of the period covered by this report on Form 10-K of the [NAME OF ISSUING ENTITY] (the "Exchange Act periodic reports");

2.   Based on my knowledge, the Exchange Act periodic reports, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, all of the distribution, servicing and other information required to be provided under Form 10-D for the period covered by this report is included in the Exchange Act periodic reports;

4.   Based on my knowledge and the servicer compliance statements required in this report under Item 1123 of Regulation AB, and except as disclosed in the Exchange Act periodic reports, the servicers have fulfilled their obligations under the servicing agreements in all material respects; and

5.   All of the reports on assessment of compliance with servicing criteria for asset-backed securities and their related attestation reports on assessment of compliance with servicing criteria for asset-backed securities required to be included in this report in accordance with Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18 have been included as an exhibit to this report, except as otherwise disclosed in this report. Any material instances of noncompliance described in such reports have been disclosed in this report on Form 10-K.

In giving the certifications above, I have reasonably relied on information provided to me by the following unaffiliated parties: [MASTER SERVICER], [SPECIAL SERVICER], [TRUSTEE], [CERTIFICATE ADMINISTRATOR], [OPERATING ADVISOR], [ASSET REPRESENTATIONS REVIEWER] and [list any sub-servicers].

Dated: _____

                                                   _____
                                                   [_____]
                                                   (Senior officer in charge of securitization of the depositor)

EXHIBIT X

MORTGAGE LOAN SELLER SUB-SERVICERS

Mortgage Loan	Sub-Servicer Name

EXHIBIT Y

MORTGAGE LOANS WITH EARNOUT/HOLDBACK PROVISIONS

[_____]

EXHIBIT Z

FORM OF NRSRO CERTIFICATION

[Date]

[CERTIFICATE ADMINISTRATOR'S ADDRESS]

      Re: [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates

      In accordance with the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Agreement"), and executed in connection with the above-referenced transaction, with respect to the certificates issued thereunder (the "Certificates"), the undersigned hereby certifies as follows:

      1.   (a)   The undersigned is a Rating Agency; or

      (b)   The undersigned is a nationally recognized statistical rating organization and has provided the Depositor with the appropriate certifications under Exchange Act Rule 17g-5(e), has access to the Depositor's 17g-5 website, is requesting access pursuant to the Agreement to certain information (the "Information") on such 17g-5 website pursuant to the provisions of the Agreement, and agrees that any confidentiality agreement applicable to the undersigned with respect to the information obtained from the Depositor's 17g-5 website shall also be applicable to information obtained from the 17g-5 Information Provider's Website.

      2.   The undersigned either (a) has not accessed information pursuant to Rule 17g–5(a)(3) ten (10) or more times during the most recently ended calendar year, or (b) has determined and maintained credit ratings for at least 10% of the issued securities and money market instruments for which it accessed information pursuant to Rule 17g–5(a)(3)(iii) in the calendar year prior to the year covered by the SEC Certification, if it accessed such information for 10 or more issued securities or money market instruments.

      3.   The undersigned agrees that each time it accesses the 17g-5 Information Provider's Website, it is deemed to have recertified that the representations herein contained remain true and correct.

      Capitalized terms used but not defined herein shall have the respective meanings assigned thereto in the Agreement.

      BY ITS CERTIFICATION HEREOF, the undersigned has made the representations above and shall be deemed to have caused its name to be signed hereto by its duly authorized signatory, as of the date certified.

Z-1

**FORM OF TRANSFEROR CERTIFICATE
FOR TRANSFER OF THE EXCESS SERVICING FEE RIGHTS**

[Date]

Deutsche Mortgage & Asset Receiving Corporation
60 Wall Street
New York, New York 10005
Attention: Helaine M. Kaplan

> Re: Deutsche Mortgage & Asset Receiving Corporation, [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates

Ladies and Gentlemen:

This letter is delivered to you in connection with the transfer by _____ (the "<u>Transferor</u>") to _____ (the "<u>Transferee</u>") of the Excess Servicing Fee Right established under the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "<u>Pooling and Servicing Agreement</u>"), and executed with respect to the above-referenced transaction. All capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Pooling and Servicing Agreement. The Transferee hereby certifies, represents and warrants to you, as Depositor, that:

1.   The Transferor is the lawful owner of the right to receive the Excess Servicing Fees with respect to the Mortgage Loans for which _____ is the Master Servicer (the "<u>Excess Servicing Fee Right</u>"), with the full right to transfer the Excess Servicing Fee Right free from any and all claims and encumbrances whatsoever.

2.   Neither the Transferor nor anyone acting on its behalf has (a) offered, transferred, pledged, sold or otherwise disposed of the Excess Servicing Fee Right, any interest in the Excess Servicing Fee Right or any other similar security to any person in any manner, (b) solicited any offer to buy or accept a transfer, pledge or other disposition of the Excess Servicing Fee Right, any interest in the Excess Servicing Fee Right or any other similar security from any person in any manner, (c) otherwise approached or negotiated with respect to the Excess Servicing Fee Right, any interest in the Excess Servicing Fee Right or any other similar security with any person in any manner, (d) made any general solicitation with respect to the Excess Servicing Fee Right, any interest in the Excess Servicing Fee Right or any other similar security by means of general advertising or in any other manner, or (e) taken any other action, which (in the case of any of the acts described in clauses (a) through (e) hereof) would constitute a distribution of the Excess Servicing Fee Right under the Securities Act of 1933, as amended (the "<u>Securities Act</u>"), or would render the disposition of the Excess Servicing Fee Right a violation of Section 5 of the Securities Act or any state securities laws, or would require registration or qualification of the Excess Servicing Fee Right pursuant to the Securities Act or any state securities laws.

Very truly yours,

By:_____
    Name:
    Title:

AA-1-2

EXHIBIT AA-2

FORM OF TRANSFEREE CERTIFICATE
FOR TRANSFER OF THE EXCESS SERVICING FEE RIGHTS

[Date]

Deutsche Mortgage & Asset Receiving Corporation
60 Wall Street
New York, New York 10005
Attention: Helaine M. Kaplan

[MASTER SERVICER'S ADDRESS]

Re: Deutsche Mortgage & Asset Receiving Corporation, [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates

Ladies and Gentlemen:

This letter is delivered to you in connection with the transfer by _____ (the "Transferor") to _____ (the "Transferee") of the Excess Servicing Fee Right established under the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), and executed with respect to the above-referenced transaction. All capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Pooling and Servicing Agreement. The Transferee hereby certifies, represents and warrants to you, as the Depositor and the Master Servicer, that:

1.   The Transferee is acquiring the right to receive Excess Servicing Fees with respect to the Mortgage Loans as to which _____ is the applicable Master Servicer (the "Excess Servicing Fee Right") for its own account for investment and not with a view to or for sale or transfer in connection with any distribution thereof, in whole or in part, in any manner which would violate the Securities Act of 1933, as amended (the "Securities Act"), or any applicable state securities laws.

2.   The Transferee understands that (a) the Excess Servicing Fee Right has not been and will not be registered under the Securities Act or registered or qualified under any applicable state securities laws, (b) none of the Depositor, the Trustee, Certificate Administrator or the Certificate Registrar is obligated so to register or qualify the Excess Servicing Fee Right, and (c) the Excess Servicing Fee Right may not be resold or transferred unless it is (i) registered pursuant to the Securities Act and registered or qualified pursuant to any applicable state securities laws or (ii) sold or transferred in transactions which are exempt from such registration and qualification and (A) the Depositor has received a certificate from the prospective transferor substantially in the form attached as Exhibit W-1 to the Pooling and Servicing Agreement, and (B) each of the Master Servicer and the Depositor have received a certificate from the prospective transferee substantially in the form attached as Exhibit W-2 to the Pooling and Servicing Agreement.

AA-2-1

3.   The Transferee understands that it may not sell or otherwise transfer the Excess Servicing Fee Right or any interest therein except in compliance with the provisions of Section 3.12 of the Pooling and Servicing Agreement, which provisions it has carefully reviewed.

4.   Neither the Transferee nor anyone acting on its behalf has (a) offered, pledged, sold, disposed of or otherwise transferred the Excess Servicing Fee Right, any interest in the Excess Servicing Fee Right or any other similar security to any person in any manner, (b) solicited any offer to buy or accept a pledge, disposition or other transfer of the Excess Servicing Fee Right, any interest in the Excess Servicing Fee Right or any other similar security from any person in any manner, (c) otherwise approached or negotiated with respect to the Excess Servicing Fee Right, any interest in the Excess Servicing Fee Right or any other similar security with any person in any manner, (d) made any general solicitation with respect to the Excess Servicing Fee Right, any interest in the Excess Servicing Fee Right or any other similar security by means of general advertising or in any other manner, or (e) taken any other action with respect to the Excess Servicing Fee Right, any interest in the Excess Servicing Fee Right or any other similar security, which (in the case of any of the acts described in clauses (a) through (e) above) would constitute a distribution of the Excess Servicing Fee Right under the Securities Act, would render the disposition of the Excess Servicing Fee Right a violation of Section 5 of the Securities Act or any state securities law or would require registration or qualification of the Excess Servicing Fee Right pursuant thereto. The Transferee will not act, nor has it authorized or will it authorize any person to act, in any manner set forth in the foregoing sentence with respect to the Excess Servicing Fee Right, any interest in the Excess Servicing Fee Right or any other similar security.

5.   The Transferee has been furnished with all information regarding (a) the Depositor, (b) the Excess Servicing Fee Right and any payments thereon, (c) the Pooling and Servicing Agreement and the Trust Fund created pursuant thereto, (d) the nature, performance and servicing of the Mortgage Loans, and (e) all related matters that it has requested.

6.   The Transferee is (a) a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act or (b) an "accredited investor" as defined in any of paragraphs (1), (2), (3) and (7) of Rule 501(a) under the Securities Act or an entity in which all of the equity owners come within such paragraphs. The Transferee has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Excess Servicing Fee Right; the Transferee has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision; and the Transferee is able to bear the economic risks of such investment and can afford a complete loss of such investment.

7.   The Transferee agrees (i) to keep all information relating to the Trust, the Trust Fund and the parties to the Pooling and Servicing Agreement, and made available to it, confidential, (ii) not to use or disclose such information in any manner which could result in a violation of any provision of the Securities Act or would require registration of the Excess Servicing Fee Right or any Certificate pursuant to the Securities Act, and (iii) not to disclose such information, and to cause its officers, directors, partners, employees, agents or representatives not to disclose such information, in any manner whatsoever, in whole or in part, to any other Person other than such holder's auditors, legal counsel and regulators, except to the

AA-2-2

extent such disclosure is required by law, court order or other legal requirement or to the extent such information is of public knowledge at the time of disclosure by such holder or has become generally available to the public other than as a result of disclosure by such holder; provided, however, that such holder may provide all or any part of such information to any other Person who is contemplating an acquisition of the Excess Servicing Fee Right if, and only if, such Person (x) confirms in writing such prospective acquisition and (y) agrees in writing to keep such information confidential, not to use or disclose such information in any manner which could result in a violation of any provision of the Securities Act or would require registration of the Excess Servicing Fee Right or any Certificates pursuant to the Securities Act and not to disclose such information, and to cause its officers, directors, partners, employees, agents or representatives not to disclose such information, in any manner whatsoever, in whole or in part, to any other Person other than such Persons' auditors, legal counsel and regulators.

8.   The Transferee acknowledges that the holder of the Excess Servicing Fee Right shall not have any rights under the Pooling and Servicing Agreement except as set forth in Section 3.12(a) of the Pooling and Servicing Agreement, and that the Excess Servicing Fee Rate may be reduced to the extent provided in the Pooling and Servicing Agreement.

Very truly yours,

By:_____
       Name:
       Title:

FORM OF OPERATING ADVISOR ANNUAL REPORT

Report Date: Report will be delivered annually no later than [INSERT DATE].
Transaction: Deutsche Mortgage & Asset Receiving Corporation, [NAME OF ISSUING
ENTITY] Commercial Mortgage Pass-Through Certificates
Operating Advisor: [OPERATING ADVISOR]
Special Servicer: [SPECIAL SERVICER]
Controlling Class Representative: [_____]

I. Executive Summary

Based on the requirements and qualifications set forth in the Pooling and Servicing
Agreement dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), between
Deutsche Mortgage & Asset Receiving Corporation, as depositor, [MASTER SERVICER], as
master servicer, [SPECIAL SERVICER], as special servicer, [TRUSTEE], as trustee,
[CERTIFICATE ADMINISTRATOR], as certificate administrator, paying agent and custodian,
and [OPERATING ADVISOR], as operating advisor, [ASSET REPRESENTATIONS
REVIEWER], as asset representations reviewer, as well as the items listed below, the Operating
Advisor has undertaken a limited review of the Special Servicer's operational activities in light of
the Servicing Standard and the requirements of the Pooling and Servicing Agreement with
respect to the resolution and/or liquidation of the Specially Serviced Loans and provides this
Operating Advisor Annual Report.

No information or any other content included in this Operating Advisor Annual Report
contravenes any provision of the Pooling and Servicing Agreement. This Operating Advisor
Annual Report sets forth the Operating Advisor's assessment of the Special Servicer's
performance of its duties under the Pooling and Servicing Agreement during the prior calendar
year on a platform-level basis with respect to the resolution and liquidation of Specially Serviced
Loans during the prior calendar year.

Subject to the restrictions in the Pooling and Servicing Agreement, this Operating
Advisor Annual Report (A) identifies any material deviations, if any (i) from the Servicing
Standard and (ii) from the Special Servicer's obligations under the Pooling and Servicing
Agreement with respect to the resolution or liquidation of Specially Serviced Loans and (B)
complies with all of the confidentiality requirements described in the Pooling and Servicing
Agreement.

In connection with the assessment set forth in this report, the Operating Advisor:

1.   Reviewed any annual compliance statement delivered to the Operating Advisor pursuant
        to Section 10.11 the Pooling and Servicing Agreement and the following issues were
        noted therein: [ ]

        Operating Advisor Actions:

2. Reviewed any annual independent public accountants' servicing report delivered to the Operating Advisor pursuant to Section 10.13 of the Pooling and Servicing Agreement and the following issues were noted therein: [ ]

    Operating Advisor Actions:

3. Reviewed any [Final] Asset Status Report and other information or communications delivered to the Operating Advisor and the following issues were noted therein: [ ]

    Operating Advisor Actions:

Based on such review and/or consultation with the Special Servicer and performance of the other obligations of the Operating Advisor under the Pooling and Servicing Agreement, the Operating Advisor [does, does not] believe there are material violations of the Special Servicer's compliance with its obligations under the Pooling and Servicing Agreement.

Terms used but not defined herein have the meaning set forth in the Pooling and Servicing Agreement as described herein.

[OPERATING ADVISOR]

By:_____
    Name:
    Title:

USActive 31518702.2

EXHIBIT CC

ADDITIONAL DISCLOSURE NOTIFICATION

SEND VIA FAX TO (410)715-2380 AND VIA EMAIL TO cts.sec.notifications@wellsfargo.com AND [_____] AND VIA OVERNIGHT MAIL TO THE ADDRESSES IMMEDIATELY BELOW

[CERTIFICATE ADMINISTRATOR'S ADDRESS]

Deutsche Mortgage & Asset Receiving Corporation,
as Depositor
60 Wall Street
New York, New York 10005
Attention: Helaine M. Kaplan

      Re: **Additional Form [10-D][10-K][8-K] Disclosure Required **

Ladies and Gentlemen:

In accordance with Section [10.06][10.07][10.09] of the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), entered into between Deutsche Mortgage & Asset Receiving Corporation, as depositor, [MASTER SERVICER], as master servicer (in such capacity, the "Master Servicer"), [SPECIAL SERVICER], as special servicer (the "Special Servicer"), [OPERATING ADVISOR], as operating advisor, [ASSET REPRESENTATIONS REVIEWER], as asset representations reviewer, [TRUSTEE], as trustee, and [CERTIFICATE ADMINISTRATOR], as certificate administrator (in such capacity, the "Certificate Administrator"), paying agent and custodian, the undersigned, as _____, hereby notifies you that certain events have come to our attention that [will] [may] need to be disclosed on Form [10-D][10-K][8-K].

Description of Additional Form [10-D][10-K][8-K] Disclosure:

CC-1

List of any Attachments hereto to be included in the Additional Form [10-D][10-K][8-K] Disclosure:

Any inquiries related to this notification should be directed to _____, phone number: _____; email address: _____.


[NAME OF PARTY], as [role]


By:_____
    Name:
    Title:

EXHIBIT DD

FORM OF POWER OF ATTORNEY TO THE MASTER SERVICER AND SPECIAL SERVICER

RECORDING REQUESTED BY:
{insert address}

_____

SPACE ABOVE THIS LINE FOR RECORDER'S USE

LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that [TRUSTEE], a national banking association, incorporated and existing under the laws of the United States, having its usual place of business at [ADDRESS] as Trustee (the "Trustee") pursuant to that Pooling and Servicing Agreement dated as of [_____], 20[__] (the "Pooling and Servicing Agreement") between Deutsche Mortgage & Asset Receiving Corporation, as Depositor, [MASTER SERVICER], as master servicer (in such capacity, the "Master Servicer"), [SPECIAL SERVICER], as Special Servicer (the "Special Servicer"), [CERTIFICATE ADMINISTRATOR], as Certificate Administrator, Paying Agent and Custodian, [TRUSTEE], as trustee, [OPERATING ADVISOR], as Operating Advisor, and [ASSET REPRESENTATIONS REVIEWER], as asset representations reviewer, on behalf of [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates (the "Trust") and the Trustee hereby constitutes and appoints the [Master Servicer] [Special Servicer], by and through the [Master Servicer's] [Special Servicer's] officers, the Trustee's true and lawful Attorney-in-Fact, in the Trustee's name, place and stead and for the Trustee's benefit, in connection with the mortgage loans (the "Mortgage Loans") serviced by the Servicer and the properties ("Properties") administered by the [Master Servicer] [Special Servicer] pursuant to the Agreement, to execute and acknowledge in writing or by facsimile stamp all documents customarily and reasonably necessary and appropriate to effectuate the enumerated transactions described in items 1 through 12 below with respect to the Mortgage Loans and Properties; provided however, that the documents described below may only be executed and delivered by such Attorneys-in-Fact if such documents are required or permitted under the Agreement. Capitalized terms used herein and not otherwise defined herein have the meanings set forth in the Agreement.

1. The endorsement on behalf of the Trustee of all checks, drafts and/or other negotiable instruments made payable to the Trustee and draw upon, replace, substitute, release or amend letters of credit standing as collateral securing any Mortgage Loan.

2. The modification or re-recording of a mortgage, deed of trust or other security document, where said modification or re-recording is solely for the purpose of correcting the mortgage, deed of trust or such other security document to conform same to the original intent of the parties thereto or to correct title errors discovered after such title insurance was issued; provided that (i) said modification or re-recording, in either instance, does not adversely affect the lien of the mortgage, deed of trust or such other security document as insured and

DD-1

(ii) otherwise conforms to the provisions of the Agreement.

3. The subordination of the lien of a mortgage, deed of trust or other security document to an easement in favor of a public utility company of a government agency or unit with powers of eminent domain; this section shall include, without limitation, the execution of partial satisfactions/releases, partial reconveyances or the execution or requests to trustees to accomplish same.

4. The conveyance of the properties to the mortgage insurer, or the closing of the title to the property to be acquired as real estate owned, or conveyance of title to real estate owned.

5. The completion of loan assumption agreements.

6. The full satisfaction/release of a mortgage, deed of trust or other security document or full conveyance upon payment and discharge of all sums secured thereby, including, without limitation, cancellation of the Note.

7. The assignment of any mortgage, deed of trust or other security document and the Note, in connection with the repurchase of the Mortgage Loan secured and evidenced thereby.

8. The full assignment of a mortgage, deed of trust or other security document upon payment and discharge of all sums secured thereby in conjunction with the refinancing thereof, including, without limitation, the assignment of the Note.

9. The full enforcement of and preservation of the Trustee's interests in the Note, mortgage, deed of trust or other security document, and in the proceeds thereof, by way of, including but not limited to, foreclosure, the taking of a deed in lieu of foreclosure, or the completion of judicial or non-judicial foreclosure or the termination, cancellation or rescission of any such foreclosure, the initiation, prosecution and completion of eviction actions or proceedings with respect to, or the termination, cancellation or rescission of any such eviction actions or proceedings, and the pursuit of title insurance, hazard insurance and claims in bankruptcy proceedings, including, without limitation, any and all of the following acts:

    a. the substitution of trustee(s) serving under a deed of trust or other security document, in accordance with state law or other applicable law and the deed of trust;

    b. the preparation and issuance of statements of breach or non-performance;

    c. the preparation and filing of notices of default and/or notices of sale;

    d. the cancellation/rescission of notices of default and/or notices of sale;

    e. the taking of deed in lieu of foreclosure;

f.   the filing, prosecution and defense of claims, and to appear on behalf of the Trustee, in bankruptcy cases affecting the Note, mortgage, deed of trust or other security document;

g.   the preparation and service of notices to quit and all other documents necessary to initiate, prosecute and complete eviction actions or proceedings;

h.   the tendering, filing, prosecution and defense, as applicable, of hazard insurance and title insurance claims, including but not limited to appearing on behalf of the Trustee in quiet title actions; and

i.   the preparation and execution of such other documents and performance of such other actions as may be necessary under the terms of the mortgage, deed of trust, other security document, state law or other applicable law to expeditiously complete said transactions in paragraphs 9.a. through 9.h. above.

10. With respect to the sale of property acquired through a foreclosure or deed-in lieu of foreclosure, including, without limitation, the execution of the following documentation:

a.   listing agreements;

b.   purchase and sale agreements;

c.   grant/warranty/quit claim deeds or any other deed causing the transfer of title of the property to a party contracted to purchase same;

d.   escrow instructions; and

e.   any and all documents necessary to effect the transfer of property.

11. The modification or amendment of escrow agreements established for repairs to a Mortgaged Property or reserves for replacement of personal property.

12. The execution and delivery of the following:

a.   any and all financing statements, continuation statements and other documents or instruments necessary to maintain the lien created by the mortgage, deed of trust or other security document in the related Mortgage File or the related Mortgaged Property and other related collateral;

b.   any and all instruments of satisfaction or cancellation, or of partial or full release or discharge, or of partial or full defeasance, and all other comparable instruments; and

c.   any and all assumptions, modifications, waivers, substitutions, extensions, amendments, consents to transfers of interests in borrowers, consents to any subordinate financings to be secured by the related Mortgaged Property, consents to

any mezzanine financing to be secured by the ownership interests in a borrower, consents to and monitoring of the application of any proceeds of insurance policies or condemnation awards to the restoration of the related Mortgaged Property, REO Property or otherwise, documents relating to the management, operation, maintenance, repair, leasing and marketing of the related Mortgaged Property (including agreements and requests by any borrower with respect to modifications of the standards of operation and management of the related Mortgaged Property or the replacement of asset managers) or REO Property, documents exercising any or all of the rights, powers and privileges granted or provided to the holder of the Mortgage Loan under the related loan documents, lease subordination agreements, non-disturbance and attornment agreements or other leasing or rental arrangements, any easements, covenants, conditions, restrictions, equitable servitudes, or land use or zoning requirements with respect to the related Mortgaged Property or REO Property, instruments relating to the custody of any collateral that now secures or hereafter may secure any Mortgage Loan and any other consents.

The undersigned gives said Attorney-in-Fact full power and authority to execute such instruments and to do and perform all and every act and thing necessary and proper to carry into effect the power or powers granted by or under this Limited Power of Attorney as fully as the undersigned might or could do, and hereby does ratify and confirm to all that said Attorney-in-Fact shall be effective as of the date set forth below.

This appointment is to be construed and interpreted as a limited power of attorney. The enumeration of specific items, rights, acts or powers herein is not intended to, nor does it give rise to, and it is not to be construed as a general power of attorney.

Solely to the extent that the [Master Servicer] [Special Servicer] has the power to delegate its rights or obligations under the Agreement, the [Master Servicer] [Special Servicer]also has the power to delegate the authority given to it by [TRUSTEE], as Trustee, under this Limited Power of Attorney, for purposes of performing its obligations and duties by executing such additional powers of attorney in favor of its attorneys-in-fact as are necessary for such purpose. The [Master Servicer] [Special Servicer]'s attorneys-in-fact shall have no greater authority than that held by the [Master Servicer] [Special Servicer].

Nothing contained herein shall: (i) limit in any manner any indemnification provided to the Trustee under the Agreement, (ii) limit in any manner the rights and protections afforded the Trustee under the Agreement, or (iii) be construed to grant the [Master Servicer] [Special Servicer]the power to initiate or defend any suit, litigation or proceeding in the name of [TRUSTEE] except as specifically provided for herein. If the [Master Servicer] [Special Servicer] receives any notice of suit, litigation or proceeding in the name of [TRUSTEE], then the [Master Servicer] [Special Servicer] shall promptly forward a copy of same to the Trustee.

This limited power of attorney is not intended to extend the powers granted to the [Master Servicer] [Special Servicer] under the Agreement or to allow the [Master Servicer] [Special Servicer] to take any action with respect to the mortgage, deed of trust, other security document or Note not authorized by the Agreement.

The [Master Servicer] [Special Servicer] hereby agrees to indemnify and hold the Trustee and its directors, officers, employees and agents harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever incurred by reason or result of the negligent use, or negligent or willful misuse, of this Limited Power of Attorney by the [Master Servicer] [Special Servicer]. The foregoing indemnity shall survive the termination of this Limited Power of Attorney and the Agreement or the earlier resignation or removal of the Trustee under the Agreement.

This Limited Power of Attorney is entered into and shall be governed by the laws of the State of New York, without regard to conflicts of law principles of such state.

Third parties without actual notice may rely upon the exercise of the power granted under this Limited Power of Attorney; and may be satisfied that this Limited Power of Attorney shall continue in full force and effect and has not been revoked unless an instrument of revocation has been made in writing by the undersigned.

IN WITNESS WHEREOF, [TRUSTEE], as Trustee for the registered Holders of the [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates, has caused its corporate seal to be hereto affixed and these presents to be signed and acknowledged in its name and behalf by a duly elected and authorized signatory this _____ day of _____.

> [TRUSTEE],
> as Trustee for the registered holders of the [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates
>
>
> By:_____
>   Name:
>   Title:

Witness:

_____

Witness:

_____

EXHIBIT EE

FORM OF NON-SERVICED MORTGAGE LOAN NOTIFICATION

[Other Servicer]
[ADDRESS]

[Other Special Servicer]
[ADDRESS]

[Other Trustee]
[ADDRESS]

The trust fund formed in connection with the issuance of the [NAME OF ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates (the "Trust Fund") is the Note [__] Holder, as such term is defined under the Agreement between Noteholders, dated as of [__], between [__], as each of the [__] Holder and the [__] Holder (the "[__] Intercreditor Agreement"). In connection with the deposit of the Note [__] of the [__] Whole Loan into the Trust Fund, attached is an executed copy of the related pooling and servicing agreement (the "Pooling and Servicing Agreement"). This Notice is being delivered to you pursuant to Section 3.27(f) of the Pooling and Servicing Agreement. Capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Pooling and Servicing Agreement or, if not defined therein, in the [__] Intercreditor Agreement. Contact information for the Certificate Administrator, the Trustee, the Master Servicer, the Special Servicer, the Directing Certificateholder and the Rating Agencies are as set forth on Schedule I attached here.

The [__]Whole Loan is being serviced pursuant to the terms of a pooling and servicing agreement dated [_], between [__], as depositor, [__], as master servicer, [__], as special servicer, [__], as operating advisor, [__], as asset representations reviewer, and [__], as certificate administrator and trustee (the "Other Pooling and Servicing Agreement"). [__], as certificate administrator for the registered holders of the Trust Fund, hereby directs the applicable parties to the Other Pooling and Servicing Agreement as follows:

(i)   [__], as master servicer under the Other Pooling and Servicing Agreement, shall remit no later than one (1) Business Day after the Determination Date all amounts payable in accordance with the [__] Intercreditor Agreement and the Other Pooling and Servicing Agreement due to the Note [__] Holder of the [__] Whole Loan on such days as specified in the Other Pooling and Servicing Agreement to [__], as master servicer of the Trust Fund, to the collection account set forth on Schedule II attached hereto in accordance with the terms of the Other Pooling and Servicing Agreement; and

(ii)   [other Master Servicer] and [other Certificate Administrator],   as applicable, shall forward, deliver or otherwise make available, as the case may be, all reports, statements, documents, communications and other information that are to be forwarded,

delivered or otherwise made available to the holder of Note [__] of the [__] Whole Loan in accordance with the [__] Intercreditor Agreement and the Other Pooling and Servicing Agreement to [__], as master servicer of the Trust Fund, no later than one (1) Business Day after the Determination Date.

You are advised that the Trust is subject to Regulation AB and Exchange Act reporting. This notification serves as notice of request for delivery of all Exchange Act reporting items deliverable to us pursuant to the terms of the Other Pooling and Servicing Agreement.

Thank you for your attention to this matter.

[__], as Certificate Administrator for the Holders of the [_] Pass-Through Certificates

By:_____
    [Name]
    [Title]

SCHEDULE I
TO FORM OF NOTICE FROM THE CERTIFICATE ADMINISTRATOR
REGARDING [NON-SERVICED WHOLE LOAN]

Deutsche Mortgage & Asset Receiving Corporation
60 Wall Street
New York, New York, 10005
Attention: Helaine M. Kaplan

[OTHER SECURITIZATION PARTY ADDRESSES]

[RATING AGENCY ADDRESSES WITH RESPECT TO THE WHOLE LOANS]

SCHEDULE II TO FORM OF NOTICE
FROM THE CERTIFICATE ADMINISTRATOR
REGARDING [NON-SERVICED WHOLE LOAN]

Account: Collection Account

Account #: [_____]

Title: [_____], on behalf of [____], as Trustee, in trust for Holders of
             [OTHER SECURITIZATION]

Location: [____]

EXHIBIT FF

FORM OF SERVICED COMPANION LOAN NOTEHOLDER CERTIFICATION

[Date]

[MASTER SERVICER'S ADDRESS]

[CERTIFICATE ADMINISTRATOR'S ADDRESS]

    Re: [NAME OF ISSUING ENTITY] – Companion Loan

In accordance with the requirements for obtaining certain information under the Pooling and Servicing Agreement (the "Agreement"), dated as of [_____], 20[__], between Deutsche Mortgage & Asset Receiving Corporation, as depositor, [MASTER SERVICER], as master servicer, [SPECIAL SERVICER], as special servicer, [OPERATING ADVISOR], as operating advisor, [ASSET REPRESENTATIONS REVIEWER], as asset representations reviewer, [TRUSTEE], as trustee, and [CERTIFICATE ADMINISTRATOR], as certificate administrator, paying agent and custodian, with respect to any Companion Loan (as defined in the Agreement), the undersigned hereby certifies and agrees as follows:

1.   The undersigned is a Companion Loan Noteholder (as defined in the Agreement).

2.   The undersigned is requesting access pursuant to the Agreement to certain information (the "Information") on the Certificate Administrator's Website.

3.   The undersigned agrees that each time it accesses the Certificate Administrator's Website, the undersigned is deemed to have recertified that the representations contained herein remain true and correct.

4.   Capitalized terms used but not defined herein shall have the respective meanings assigned thereto in the Agreement.

IN WITNESS WHEREOF, the undersigned has caused its name to be signed hereto by its duly authorized officer, as of the day and year written above.

[Companion Loan Noteholder]

By:_____

    Title:
    Company:
    Phone:

<u>**EXHIBIT GG**</u>

FORM OF NOTICE OF EXCHANGE OF THE EXCHANGEABLE CERTIFICATES

[Date]

[Certificateholder Letterhead]

[CERTIFICATE ADMINISTRATOR'S ADDRESS]

Deutsche Mortgage & Asset Receiving Corporation
60 Wall Street
New York, New York 10005
Attention: Helaine M. Kaplan

>   Re: Deutsche Mortgage & Asset Receiving Corporation, Commercial
>   <u>Mortgage Pass-Through Certificates, [NAME OF ISSUING ENTITY]</u>

Ladies and Gentlemen:

Pursuant to the terms of the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "<u>Pooling and Servicing Agreement</u>"), entered into and executed in connection with the above referenced transaction, we hereby (i) certify that as of the date above, the undersigned is the beneficial owner of the Exchangeable Certificates described on the attached Schedule I, is duly authorized to deliver this notice to the Certificate Administrator and that such power has not been granted or assigned to any other Person and the Certificate Administrator may conclusively rely upon this notice and (ii) give notice of our intent to present and surrender the Exchangeable Certificates specified on Schedule I attached hereto and all of our right, title and interest in and to such Exchangeable Certificates, including all payments of interest thereon received after [_____], in exchange for the corresponding Exchangeable Certificates specified on Schedule I attached hereto. We propose an Exchange Date of [_____].

We agree that upon such exchange, our interests in the portions of the Exchangeable Certificates surrendered in exchange shall be reduced and our interest in the portion of the Exchangeable Certificate received in such exchange shall be increased.

[[**If Applicable**] Our Depository participant number is [_____].]

Capitalized terms used in this notice but not defined herein have the meanings assigned to them in the Pooling and Servicing Agreement.
Sincerely,

[_____]

GG-1

By:_____

    Name:

    Title:

[Medallion Stamp Guarantee]

Schedule I to Exhibit GG

Exchangeable Certificates to be Surrendered			Exchangeable Certificates to be Received
CUSIP	Outstanding Certificate Balance	Initial Certificate Balance	CUSIP

USActive 31518702.2

EXHIBIT HH

FORM OF ASSET REVIEW REPORT

[FORM OF ASSET REVIEW REPORT]

EXHIBIT II

ASSET REVIEW PROCEDURES

This Exhibit sets forth Asset Reviewer's review procedures for each Delinquent Mortgage Loan [item/representation category] listed below based on the Servicing File delivered by the Master Servicer and/or Special Servicer as applicable for an Asset Review. Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Agreement. [Review Procedures to be Negotiated with Operating Advisor for Securitization Transaction]

[EXHIBIT JJ]

[FORM OF CREDIT RISK RETENTION COMPLIANCE AGREEMENT]

SCHEDULE I

DIRECTING CERTIFICATEHOLDERS

Mortgage Loan	Directing Certificateholder	Contact Information
All Mortgage Loans (other than the [NON-SERVICED WHOLE LOAN])	[DIRECTING CERTIFICATEHOLDER]	[_____]
NON-SERVICED WHOLE LOAN	[_____]	[_____]

Sch. I-1

SCHEDULE II

SERVICING CRITERIA TO BE ADDRESSED IN ASSESSMENT OF COMPLIANCE

The assessment of compliance to be delivered shall address, at a minimum, the criteria identified below as "Relevant Servicing Criteria" (with each Servicing Function Participant deemed to be responsible for the items applicable to the functions it is performing and for which the party that retained such Servicing Function Participant is responsible):

	Relevant Servicing Criteria	*Applicable Party(ies)*
Reference	**Criteria**	
	General Servicing Considerations	
1122(d)(1)(i)	Policies and procedures are instituted to monitor any performance or other triggers and events of default in accordance with the transaction agreements.	Cert. Admin. Master Servicer Special Servicer
1122(d)(1)(ii)	If any material servicing activities are outsourced to third parties, policies and procedures are instituted to monitor the third party's performance and compliance with such servicing activities.	Cert. Admin. Master Servicer Special Servicer
1122(d)(1)(iii)	Any requirements in the transaction agreements to maintain a back-up servicer for the mortgage loans are maintained.	N/A
1122(d)(1)(iv)	A fidelity bond and errors and omissions policy is in effect on the party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the transaction agreements.	Master Servicer Special Servicer
1122(d)(1)(v)	Aggregation of information, as applicable, is mathematically accurate and the information conveyed accurately reflects the information.	Master Servicer Special Servicer Certificate Administrator
	Cash Collection and Administration	
1122(d)(2)(i)	Payments on mortgage loans are deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the transaction agreements.	Master Servicer Special Servicer
1122(d)(2)(ii)	Disbursements made via wire transfer on behalf of an obligor or to an investor are made only by authorized personnel.	Cert. Admin.

Sch. II-1

Relevant Servicing Criteria		Applicable Party(ies)
Reference	**Criteria**	
1122(d)(2)(iii)	Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements.	Trustee Master Servicer Special Servicer
1122(d)(2)(iv)	The related accounts for the transaction, such as cash reserve accounts or accounts established as a form of overcollateralization, are separately maintained (e.g., with respect to commingling of cash) as set forth in the transaction agreements.	Cert. Admin. Master Servicer Special Servicer
1122(d)(2)(v)	Each custodial account is maintained at a federally insured depository institution as set forth in the transaction agreements. For purposes of this criterion, "federally insured depository institution" with respect to a foreign financial institution means a foreign financial institution that meets the requirements of Rule 13k-1(b)(1) of the Securities Exchange Act.	Cert. Admin. Master Servicer Special Servicer
1122(d)(2)(vi)	Unissued checks are safeguarded so as to prevent unauthorized access.	Cert. Admin. Master Servicer Special Servicer
1122(d)(2)(vii)	Reconciliations are prepared on a monthly basis for all asset-backed securities related bank accounts, including custodial accounts and related bank clearing accounts. These reconciliations are (A) mathematically accurate; (B) prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the transaction agreements; (C) reviewed and approved by someone other than the person who prepared the reconciliation; and (D) contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or such other number of days specified in the transaction agreements.	Cert. Admin. Master Servicer Special Servicer
	Investor Remittances and Reporting	

Relevant Servicing Criteria		Applicable Party(ies)
Reference	**Criteria**	
1122(d)(3)(i)	Reports to investors, including those to be filed with the Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports (A) are prepared in accordance with timeframes and other terms set forth in the transaction agreements; (B) provide information calculated in accordance with the terms specified in the transaction agreements; (C) are filed with the Commission as required by its rules and regulations; and (D) agree with investors' or the trustee's records as to the total unpaid principal balance and number of mortgage loans serviced by the Master Servicer.	Cert. Admin. Operating Adv. Asset Rep. Reviewer (excluding clauses (C) and (D) in the case of the Operating Adv. and Asset Rep. Reviewer)
1122(d)(3)(ii)	Amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.	Cert. Admin.
1122(d)(3)(iii)	Disbursements made to an investor are posted within two business days to the Master Servicer's investor records or Certificate Administrator's investor records, or such other number of days specified in the transaction agreements.	Cert. Admin.
1122(d)(3)(iv)	Amounts remitted to investors per the investor reports agree with cancelled checks, or other form of payment, or custodial bank statements.	Cert. Admin.
	Pool Asset Administration	
1122(d)(4)(i)	Collateral or security on mortgage loans is maintained as required by the transaction agreements or related mortgage loan documents.	Custodian Master Servicer Special Servicer
1122(d)(4)(ii)	Mortgage loan and related documents are safeguarded as required by the transaction agreements.	Custodian
1122(d)(4)(iii)	Any additions, removals or substitutions to the asset pool are made, reviewed and approved in accordance with any conditions or requirements in the transaction agreements.	Master Servicer Special Servicer
1122(d)(4)(iv)	Payments on mortgage loans, including any payoffs, made in accordance with the related mortgage loan documents are posted to the Master Servicer's obligor records maintained no more than two business days after receipt, or such other number of days specified in the transaction agreements, and allocated to principal, interest or other items (e.g., escrow) in accordance with the related mortgage loan documents.	Master Servicer

Sch. II-3

Relevant Servicing Criteria		Applicable Party(ies)
Reference	**Criteria**	
1122(d)(4)(v)	The Master Servicer's records regarding the mortgage loans agree with the Master Servicer's records with respect to an obligor's unpaid principal balance.	Master Servicer
1122(d)(4)(vi)	Changes with respect to the terms or status of an obligor's mortgage loans (e.g., loan modifications or re-agings) are made, reviewed and approved by authorized personnel in accordance with the transaction agreements and related pool asset documents.	Master Servicer Special Servicer
1122(d)(4)(vii)	Loss mitigation or recovery actions (e.g., forbearance plans, modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.	Special Servicer Operating Adv. Asset Representations Reviewer
1122(d)(4)(viii)	Records documenting collection efforts are maintained during the period a mortgage loan is delinquent in accordance with the transaction agreements. Such records are maintained on at least a monthly basis, or such other period specified in the transaction agreements, and describe the entity's activities in monitoring delinquent mortgage loans including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or unemployment).	Master Servicer Special Servicer
1122(d)(4)(ix)	Adjustments to interest rates or rates of return for mortgage loans with variable rates are computed based on the related mortgage loan documents.	Master Servicer
1122(d)(4)(x)	Regarding any funds held in trust for an obligor (such as escrow accounts): (A) such funds are analyzed, in accordance with the obligor's mortgage loan documents, on at least an annual basis, or such other period specified in the transaction agreements; (B) interest on such funds is paid, or credited, to obligors in accordance with applicable mortgage loan documents and state laws; and (C) such funds are returned to the obligor within 30 calendar days of full repayment of the related mortgage loans, or such other number of days specified in the transaction agreements.	Master Servicer

Relevant Servicing Criteria		Applicable Party(ies)
Reference	**Criteria**	
1122(d)(4)(xi)	Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the servicer at least 30 calendar days prior to these dates, or such other number of days specified in the transaction agreements.	Master Servicer
1122(d)(4)(xii)	Any late payment penalties in connection with any payment to be made on behalf of an obligor are paid from the servicer's funds and not charged to the obligor, unless the late payment was due to the obligor's error or omission.	Master Servicer
1122(d)(4)(xiii)	Disbursements made on behalf of an obligor are posted within two business days to the obligor's records maintained by the servicer, or such other number of days specified in the transaction agreements.	Master Servicer
1122(d)(4)(xiv)	Delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the transaction agreements.	Master Servicer
1122(d)(4)(xv)	Any external enhancement or other support, identified in Item 1114(a)(1) through (3) or Item 1115 of Regulation AB, is maintained as set forth in the transaction agreements.	N/A

At all times that the Master Servicer and Special Servicer are the same entity, the Master Servicer and the Special Servicer may provide a combined assessment of compliance in respect of their combined responsibilities under Section 1122 of Regulation AB.

USActive 31518702.2

SCHEDULE III

CLASS [A-SB] PLANNED PRINCIPAL BALANCE SCHEDULE

Period	Balance ($)	Period	Balance ($)	Period	Balance ($)

Sch. III-1

SCHEDULE IV

ADDITIONAL FORM 10-D DISCLOSURE

The parties identified in the "Party Responsible" column (with each Servicing Function Participant deemed to be responsible for the following items for which the party that retained such Servicing Function Participant is responsible) are obligated pursuant to Section 10.06 of the Pooling and Servicing Agreement to disclose to the Depositor and the Certificate Administrator any information described in the corresponding Form 10-D Item described in the "Item on Form 10-D" column to the extent such party has actual knowledge (and in the case of financial statements required to be provided in connection with Item 6 below, possession) of such information (other than information as to itself). Each of the Certificate Administrator, the Paying Agent, the Trustee, the Master Servicer and the Special Servicer (in its capacity as such) shall be entitled to rely on the accuracy of the Prospectus (other than information with respect to itself that is set forth in or omitted from the Prospectus), in the absence of specific written notice to the contrary from the Depositor or Mortgage Loan Sellers. Each of the Certificate Administrator, the Paying Agent, the Trustee, the Master Servicer and the Special Servicer (in its capacity as such) shall be entitled to conclusively assume that there is no "significant obligor" other than a party identified as such in the Prospectus. For this [NAME OF ISSUING ENTITY] Pooling and Servicing Agreement, each of the Certificate Administrator, the Paying Agent, the Trustee, the Master Servicer and the Special Servicer (in its capacity as such) shall be entitled to assume that there is no provider of credit enhancement, liquidity or derivative instruments within the meaning of Items 1114 or 1115 of Regulation AB other than a party identified as such in the Prospectus.

Item on Form 10-D	Party Responsible
Item 1: Distribution and Pool Performance Information: Only with respect to any information required by 1121 which is NOT included on the Distribution Date Statement	- Each Master Servicer (only with respect to 1121(a)(12) as to non Specially Serviced Loans) - Special Servicer (only with respect to 1121(a)(12) as to Specially Serviced Loans) - Depositor - Certificate Administrator - Asset Representations Reviewer - Each Mortgage Loan Seller (only with respect to 1121(c)(2))
Item 2: Legal Proceedings: Item 1117 of Regulation AB (to the extent material to Certificateholders)	- Master Servicer (as to itself) - Special Servicer (as to itself) - Trustee (as to itself) - Certificate Administrator (as to itself) - Depositor (as to itself)

	• Any other Reporting Servicer (as to itself)
	• Trustee/Certificate Administrator/Master Servicer/Depositor/Special Servicer as to the Trust
	• Each Mortgage Loan Seller
	• Originators under Item 1110 of Regulation AB (to be provided by the Depositor)
	• Party under Item 1100(d)(1) of Regulation AB (to be provided by the Depositor)
Item 3: Sale of Securities and Use of Proceeds	• Depositor
Item 4: Defaults Upon Senior Securities	• Certificate Administrator • Trustee
Item 5: Submission of Matters to a Vote of Security Holders	• Certificate Administrator
Item 6: Significant Obligors of Pool Assets	• Master Servicer
Item 7: Change in Sponsor Interest in the Securities: Item 1124 of Regulation AB	• Each Mortgage Loan Seller
Item 7: Significant Enhancement Provider Information	• N/A
Item 8: Other Information (information required to be disclosed on Form 8-K that was not properly disclosed)	• Any party responsible for disclosure items on Form 8-K to the extent of such items
Item 9: Exhibits	• Depositor (exhibits required by Item 601 of Regulation S-K, such as material agreements) • Certificate Administrator (Monthly Statement to Certificateholders)

Sch. IV-2

SCHEDULE V

ADDITIONAL FORM 10-K DISCLOSURE

The parties identified in the "Party Responsible" column (with each Servicing Function Participant deemed to be responsible for the following items for which the party that retained such Servicing Function Participant is responsible) are obligated pursuant to Section 10.07 of the Pooling and Servicing Agreement to disclose to the Depositor and the Certificate Administrator any information described in the corresponding Form 10-K Item described in the "Item on Form 10-K" column to the extent such party has actual knowledge (and in the case of financial statements required to be provided in connection with 1112(b) below, possession) of such information (other than information as to itself). Each of the Certificate Administrator, the Paying Agent, the Trustee, the Master Servicer and the Special Servicer (in its capacity as such) shall be entitled to rely on the accuracy of the Prospectus (other than information with respect to itself that is set forth in or omitted from the Prospectus), in the absence of specific written notice to the contrary from the Depositor or Mortgage Loan Sellers. Each of the Certificate Administrator, the Paying Agent, the Trustee, the Master Servicer and the Special Servicer (in its capacity as such) shall be entitled to conclusively assume that there is no "significant obligor" other than a party identified as such in the Prospectus. For this [NAME OF ISSUING ENTITY] Pooling and Servicing Agreement, each of the Certificate Administrator, the Paying Agent, the Trustee, the Master Servicer and the Special Servicer (in its capacity as such) shall be entitled to assume that there is no provider of credit enhancement, liquidity or derivative instruments within the meaning of Items 1114 or 1115 of Regulation AB other than a party identified as such in the Prospectus.

Item on Form 10-K	Party Responsible
Item 1B: Unresolved Staff Comments	• Depositor
Item 9B: Other Information (information required to be disclosed on Form 8-K that was not properly disclosed)	• Any party responsible for disclosure items on Form 8-K to the extent of such items
Item 15: Exhibits, Financial Statement Schedules	• Certificate Administrator • Depositor
Additional Item: Disclosure per Item 1112(b)(1) of Regulation AB	• Master Servicer
Additional Item: Disclosure per Items 1114(b)(2) and 1115(b) of Regulation AB	• N/A

| Additional Item:
Disclosure per Item 1117 of Regulation AB (to the extent material to Certificateholders) | • Master Servicer (as to itself)
• Special Servicer (as to itself)
• Certificate Administrator (as to itself)
• Trustee (as to itself)
• Depositor (as to itself)
• Operating Advisor (as to itself)
• Asset Representations Reviewer (as to itself)
• Any other Reporting Servicer (as to itself)
• Trustee/Certificate Administrator/Master Servicer/Depositor/Special Servicer as to the Trust
• Each Mortgage Loan Seller
• Originators under Item 1110 of Regulation AB (to be provided by the Depositor)
• Party under Item 1100(d)(1) of Regulation AB (to be provided by the Depositor) |

Additional Item: Disclosure per Item 1119 of Regulation AB	• Master Servicer (as to itself) (to the extent material to Certificateholders and only as to affiliations under 1119(a) with the Trustee, Certificate Administrator, Special Servicer or a sub-servicer meeting any of the descriptions in Item 1108(a)(3))
	• Special Servicer (as to itself) (to the extent material to Certificateholders and only as to affiliations under 1119(a) with the Trustee, Certificate Administrator, Master Servicer or a sub-servicer meeting any of the descriptions in Item 1108(a)(3))
	• Certificate Administrator (as to itself) (to the extent material to Certificateholders)
	• Trustee (as to itself) (to the extent material to Certificateholders)
	• Depositor (as to itself)
	• Depositor (as to the Trust)
	• Each Mortgage Loan Seller
	• Operating Advisor (as to itself)
	• Asset Representations Reviewer (as to itself)
	• Originators under Item 1110 of Regulation AB (to be provided by the Depositor)
	• Party under Item 1100(d)(1) of Regulation AB (to be provided by the Depositor)

SCHEDULE VI

FORM 8-K DISCLOSURE INFORMATION

The parties identified in the "Party Responsible" column (with each Servicing Function Participant deemed to be responsible for the following items for which the party that retained such Servicing Function Participant is responsible) are obligated pursuant to Section 10.09 of the Pooling and Servicing Agreement to report to the Depositor and the Certificate Administrator the occurrence of any event described in the corresponding Form 8-K Item described in the "Item on Form 8-K" column to the extent such party has actual knowledge of such information (other than information as to itself). Each of the Certificate Administrator, the Paying Agent, the Trustee, the Master Servicer and the Special Servicer (in its capacity as such) shall be entitled to rely on the accuracy of the Prospectus (other than information with respect to itself that is set forth in or omitted from the Prospectus), in the absence of specific written notice to the contrary from the Depositor or Mortgage Loan Sellers. Each of the Certificate Administrator, the Paying Agent, the Trustee, the Master Servicer and the Special Servicer (in its capacity as such) shall be entitled to conclusively assume that there is no "significant obligor" other than a party identified as such in the Prospectus. For this [NAME OF ISSUING ENTITY] Pooling and Servicing Agreement, each of the Certificate Administrator, the Paying Agent, the Trustee, the Master Servicer and the Special Servicer (in its capacity as such) shall be entitled to assume that there is no provider of credit enhancement, liquidity or derivative instruments within the meaning of Items 1114 or 1115 of Regulation AB other than a party identified as such in the Prospectus.

Item on Form 8-K	Party Responsible
Item 1.01- Entry into a Material Definitive Agreement Disclosure is required regarding entry into or amendment of any definitive agreement that is material to the securitization, even if depositor is not a party. Examples: servicing agreement, custodial agreement. Note: disclosure not required as to definitive agreements that are fully disclosed in the prospectus	• Trustee/Certificate Administrator/Master Servicer/Depositor/Special Servicer as to the Trust (only as to the agreements such entity is a party to or entered into on behalf of the Trust)
Item 1.02- Termination of a Material Definitive Agreement Disclosure is required regarding termination of any definitive agreement that is material to the securitization (other than expiration in accordance with its terms), even if depositor is not a party.	• Trustee/Certificate Administrator/Master Servicer/Depositor/Special Servicer as to the Trust (only as to the agreements such entity is a party to or entered into on behalf of the Trust)

Sch. VI-1

Item on Form 8-K	Party Responsible
Examples: servicing agreement, custodial agreement.	
Item 1.03- Bankruptcy or Receivership	• Depositor • Each Mortgage Loan Seller
Item 2.04- Triggering Events that Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement Includes an early amortization, performance trigger or other event, including event of default, that would materially alter the payment priority/distribution of cash flows/amortization schedule. Disclosure will be made of events other than waterfall triggers which are disclosed in the monthly statements to the certificateholders.	• Depositor • Certificate Administrator
Item 3.03- Material Modification to Rights of Security Holders Disclosure is required of any material modification to documents defining the rights of Certificateholders, including the Pooling and Servicing Agreement.	• Certificate Administrator
Item 5.03- Amendments of Articles of Incorporation or Bylaws; Change of Fiscal Year Disclosure is required of any amendment "to the governing documents of the issuing entity".	• Depositor
Item 5.06 – Change in Shell Company Status	• Depositor
Item 5.07 – Submission of Matters to a Vote of Security Holders	• Depositor
Item 5.08 – Shareholder Director Nomination	• Depositor
Item 6.01- ABS Informational and Computational Material	• Depositor
Item 6.02- Change of Servicer or Trustee Requires disclosure of any removal, replacement, substitution or addition of any master servicer, affiliated servicer, other servicer servicing 10% or more of pool assets at time of report, other material servicers or trustee.	• Master Servicer (as to itself or a servicer retained by it) • Special Servicer (as to itself or a servicer retained by it) • Certificate Administrator (as to itself or an entity retained by it) • Trustee

Sch. VI-2

Item on Form 8-K	Party Responsible
	• Depositor
Reg AB disclosure about any new servicer or master servicer is also required.	• Master Servicer or Special Servicer, as applicable
Reg AB disclosure about any new Trustee is also required.	• Trustee
Reg AB disclosure about any new Certificate Administrator is also required.	• Certificate Administrator
Item 6.03- Change in Credit Enhancement or Other External Support	N/A
Item 6.04- Failure to Make a Required Distribution	• Certificate Administrator
Item 6.05- Securities Act Updating Disclosure If any material pool characteristic differs by 5% or more at the time of issuance of the securities from the description in the final prospectus, provide updated Reg AB disclosure about the actual asset pool. If there are any new servicers or originators required to be disclosed under Regulation AB as a result of the foregoing, provide the information called for in Items 1108 and 1110 respectively.	• Depositor
Item 7.01- Regulation FD Disclosure	• Depositor
Item 8.01 – Other Events Any event, with respect to which information is not otherwise called for in Form 8-K, that the registrant deems of importance to certificateholders.	• Depositor
Item 9.01 – Financial Statements and Exhibits	• Responsible party for reporting/disclosing the financial statement or exhibit

SCHEDULE VII

INITIAL SERVICED COMPANION LOAN NOTEHOLDERS

Serviced Companion Loan	Initial Noteholders	Address
[SERVICED COMPANION LOAN]	[_____]	[_____]

Sch. VII-1

SCHEDULE VIII

CONTACT INFORMATION FOR THE OTHER 17G-5 INFORMATION PROVIDER

Other 17g-5 Information Provider	Transaction	Contact Information
[OTHER 17G-5 INFORMATION PROVIDER]	[OTHER SECURITIZATION]	[_____]

Sch. VIII-1

AMENDED AND RESTATED BY-LAWS
(hereinafter, the "By-Laws")
OF

DEUTSCHE MORTGAGE & ASSET RECEIVING CORPORATION

ARTICLE I

STOCKHOLDERS

Section 1.   Annual Meeting. The annual meeting of the stockholders of the Corporation shall be held either within or without the State of Delaware, on such date and at such time and place as the Board of Directors may designate in the call or in a waiver of notice thereof for the purpose of electing directors and for the transaction of such other business as may properly be brought before the meeting.

Section 2.   Special Meetings. Special meetings of the stockholders of the Corporation may be called by the Board of Directors or by the President, and shall be called by the President or by the Secretary upon the written request of the holders of record of at least twenty-five percent (25%) of the shares of stock of the Corporation issued and outstanding and entitled to vote, at such times and at such place either within or without the State of Delaware as may be stated in the call or in a waiver of notice thereof.

Section 3.   Notice of Meetings. Notice of the time, place and purpose of every meeting of stockholders shall be delivered personally or mailed not less than 10 days nor more than 60 days previous thereto to each stockholder of record entitled to vote, at his post office address appearing upon the records of the Corporation or at such other address as shall be furnished in writing by him to the Corporation for such purpose. Such further notice shall be given as may be required by law or by those By-Laws. Any meeting may be held without notice if all stockholders entitled to vote are present in person or by proxy, or if notice is waived in writing, either before or after the meeting, by those not present.

Section 4.   Quorum. The holders of record of at least a majority of the shares of the stock of the Corporation issued and outstanding and entitled to vote, present in person or by proxy, shall, except as otherwise provided by law or by these By-Laws, constitute a quorum at all meetings of the stockholders; if there be no such quorum, the holders of a majority of such shares so present or represented may adjourn the meeting from time to time until a quorum shall be obtained.

Section 5.   Organization of Meetings. Meetings of the stockholders shall be presided over by the President or, if he is not present, by a chairman to be chosen at the meeting. The Secretary of the Corporation, or in his absence an Assistant Secretary, shall act as secretary of the meeting, if present.Voting. At each meeting of stockholders, except as otherwise provided by statute or the Certificate of Incorporation, every holder of record of stock entitled to vote shall be entitled to one vote in person or by proxy for each share of such stock standing in his name on the records of the Corporation. Elections of directors shall be determined by a plurality of the

votes cast thereat and, except at otherwise provided by statute, the Certificate of Incorporation or these By-Laws, all other action shall be determined by a majority of the votes cast at such meeting. Each proxy to vote shall be in writing and signed by the stockholder or by his duly authorized attorney.

At all elections of directors, the voting shall be by ballot or in such other manner as may be determined by the stockholders present in person or by proxy entitled to vote at such election. With respect to any other matter presented to the stockholders for their consideration at a meeting, any stockholder entitled to vote may, on any question, demand a vote by ballot.

A complete list of the stockholders entitled to veto at each such meeting, arranged in alphabetical order, with the address of each and the number of shares registered in the name of each stockholder, shall be prepared by the Secretary and shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 7.   Action by Consent. Any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting, without prior notice and without a vote if, prior to such action, a written consent or consents thereto, setting forth such action, is signed by the holders of record of shares of the stock of the Corporation, issued and outstanding and entitled to vote thereon, having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

ARTICLE II

DIRECTORS

Section 1.   Number, Quorum, Term, Vacancies, Removal. The Board of Directors of the Corporation shall consist of one or more persons. The number of directors may be changed by a resolution passed by a majority of the members of the Board of Directors or by a vote of the holders of record of at least a majority of the shares of stock of the Corporation issued and outstanding and entitled to vote.

A majority of the members of the Board of Directors then holding office shall constitute a quorum for the transaction of business, but if at any meeting of the Board there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum shall have been obtained.

Directors shall hold office until the next annual election and until their successors shall have been elected and shall have qualified, or until such director's earlier resignation or removal.

Whenever any vacancy shall have occurred in the Board of Directors, by reason of death, resignation or otherwise, other than removal of a director with or without cause by a vote of the stockholders, it shall be filled by a majority of the remaining directors, though less than a quorum (except as otherwise provided by law), or by the stockholders, and the person so chosen shall hold office until the next annual election and until his successor is duly elected and has qualified.

Any one or more of the directors of the Corporation may be removed either with or without cause at any time by a vote of the holders of record of at least a majority of the shares of stock of the Corporation, issued and outstanding and entitled to vote, and thereupon the term of the director or directors who shall have been so removed shall forthwith terminate and there shall be a vacancy or vacancies in the Board of Directors, to be filled by a vote of the stockholders as provided in these By-laws.

Section 2.   Meetings, Notice. Meetings of the Board of Directors shall be held at such place, either within or without the State of Delaware, as may from time to time be fixed by resolution of the Board, or as may be specified in the call or in a waiver of notice thereof. Regular meetings of the Board of Directors shall be held at such times as may from time to time be fixed by resolution of the Board, and special meetings may be held at any time upon the call of two directors or the Chairman of the Board (if one be elected) or the Chief Executive Officer (if ore be elected) or the President or the Secretary, by oral, telegraphic, e-mail or written notice duly served on or sent or mailed to each director not less than two days before such meeting. A meeting of the Board may be held without notice immediately after the annual meeting of stockholders at the same place at which such meeting was held. Notice need not be given of regular meetings of the Board. Any meeting may be held without notice, if all directors are present, or if notice is waived in writing, either before or after the meeting by those not present.

Section 3.   Committees. The Board of Directors may, in its discretion, by resolution passed by a majority of the members of the Board of Directors, designate from among its members one or more committees consisting of two or more directors. The Board may designate one or more directors as alternate members of any such committee, who may replace any absent or disqualified member at any meeting of the committee. Such committees shall have and may exercise such powers as shall be conferred or authorized by the resolution appointing them. A majority of any such committee may determine its action and fix the time and place of its meetings, unless the Board of Directors shall otherwise provide. The Board shall have power at any time to change the membership of any such committee, to fill vacancies in it or to dissolve it.

Section 4.   Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting, if a written consent or consents thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent or consents is filed with the minutes of proceedings of the Board or such committee.

Section 5.   Action by Conference Call. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all

persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section shall constitute presence in person at the meeting.

Section 6.   Compensation. The Board of Directors may determine from time to time, the amount of compensation which shall be paid to its members. The Board of Directors shall also have power, in its discretion, to allow a fixed sum and expenses for attendance at each regular or special meeting of the Board, or of any committee of the Board. The Board of Directors shall also have power, in its discretion, to provide for and pay to directors rendering services to the Corporation not ordinarily rendered by directors, as such, special compensation appropriate to the value of such services, as determined by the Board from time to time.

ARTICLE III

OFFICERS

Section 1.   Titles and Elections. The officers of the Corporation, who shall be chosen by the Board of Directors at its first meeting after each annual meeting of stockholders, shall be a President, a Treasurer and a Secretary. The Board of Directors from time to time may elect a Chairman of the Board, a Chief Executive Officer, one or more Managing Directors, Directors, Vice Presidents, Assistant Vice Presidents, Associates, Assistant Secretaries, Assistant Treasurers and such other officers and agents as it shall deem necessary, and may define their powers and duties. Any number of offices may be held by the same person.

Section 2.   Terms of Office.   The officers shall hold office until their successors are chosen and qualify.

Section 3.   Removal. Any officer may be removed, either with or without cause, at any time, by the affirmative vote of a majority of the Board of Directors.

Section 4.   Resignations.   Any officer may resign at any time by giving written notice to the Board of Directors or to the Secretary. Such resignation shall take effect at the time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5.   Vacancies. If the office of any officer or agent becomes vacant by reason of death, resignation, retirement, disqualification, removal from office or otherwise, the Board of Directors may choose a successor, who shall hold office for the unexpired term in respect of which such vacancy occurred.

Section 6.   Chairman of the Board. The Chairman of the Board, if one be elected, shall preside at all meetings of the Board of Directors and of the stockholders, and he shall have and perform such other duties as from time to time may be assigned to him by the Board of Directors.

Section 7.   President, Chief Executive Officer. The President shall exercise the powers and perform the duties usual to the President and shall do and perform such other duties as from time to time may be assigned to the President by the Board of Directors. The

Chief Executive Officer shall exercise the powers and perform the duties usual to the Chief Executive Officer and shall do and perform such other duties as from time to time may be assigned to the Chief Executive Officer by the Board of Directors.

Section 8.   Managing Directors, Directors, Vice Presidents etc. If chosen, the Managing Directors, Directors, Vice Presidents, Assistant Vice Presidents and Associates shall have such powers and shall do and perform such duties as the Board of Directors shall direct.

Section 9.   Secretary. The Secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and record all votes and the minutes of proceedings in a book to be kept for that purpose, He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors and shall perform such other duties as may be prescribed by the Board of Directors. The Secretary shall affix the corporate seal to any instrument requiring it, and if required, it may be attested by the signature of the Secretary or of an Assistant Secretary or the Treasurer or an Assistant Treasurer who may affix the seal to any such Instrument in the event of the absence or disability of the Secretary. The Secretary shall have and be the custodian of the stock records and all other books, records and papers of the Corporation (other than financial) and shall see that all books, reports, statements, certificates and documents and records acquired by law are properly kept and filed.

Section 10.   Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation, in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the Board of Directors whenever the Board may require it an account of all his transactions as Treasurer and of the financial condition of the Corporation.

Section 11.   Duties of Officers May Be Delegated. In case of the absence or disability of any officer of the Corporation, or for any other reason that the Board may deem sufficient, the Board may delegate, for the time being, the powers or duties of any of them, of such officer to any other officer or to any director. In addition, the Board may designate a group of officers any two of which may delegate by written instrument any of the powers given to them by the Board to other employees of the Corporation.

ARTICLE IV

INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS

Section 1.   Indemnification of Directors and Officers. The Corporation shall, to the fullest extent permitted by applicable law, indemnify any person (and the heirs, executors and administrators thereof) who was or is made, or threatened to be made, a party to an action, suit or proceeding, whether civil, criminal, administrative or investigative, whether involving any actual or alleged breach of duty, neglect or error, any accountability, or any actual or alleged misstatement, misleading statement or other act or omission and whether brought or threatened in any court or administrative or legislative body or agency, including an action by or in the right

of the Corporation to procure a judgment in its favor and an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation is serving or served in any capacity at the request of the Corporation, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation, or is serving or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement, and costs, charges and expenses, including attorneys' fee, incurred therein or in any appeal thereof.

Section 2.   Indemnification of Others. The Corporation shall indemnify other persons and reimburse the expenses thereof, to the extent required by applicable law, and may indemnify any other person to whom the Corporation is permitted to provide indemnification or the advancement of expenses, whether pursuant to rights granted pursuant to, or provided by, the Delaware General Corporation Law or otherwise.

Section 3.   Reimbursement or Advance of Expenses. The Corporation shall, from time to time, reimburse or advance to any person referred to in Section 1 of this Article IV the funds necessary for payment of expenses, including attorneys' fees, incurred in connection with any action, suit or proceeding referred to in Section 1, upon receipt of a written undertaking by or on behalf of such person to repay such amount(s) if a judgment or other final adjudication adverse to the director or officer establishes that (i) his acts were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action as adjudicated, (ii) be personally gained in fact a financial profit or other advantage to which he was not legally entitled, or (iii) his conduct was otherwise of a character such that Delaware law would require that such amount(s) be repaid.

Section 4.   Service at Request of the Corporation. Any director or officer of the Corporation serving (i) another corporation of which a majority of the shares entitled to vote in the election of its directors is held by the Corporation, or (ii) any employee benefit plan of the corporation or any corporation referred in clause (i), in any capacity shall be deemed to be doing so at the request of the corporation.

Section 5.   Election of Applicable Law. Any person entitled to be indemnified or to the reimbursement or advancement of expenses as a matter of right pursuant to this Article IV may elect to have the right to indemnification (or advancement of expenses) interpreted on the basis of the applicable law in effect at the time of the occurrence of the event or events giving rise to the action, suit or proceeding, to the extent permitted by applicable law, or on the basis of the applicable law in effect at the time indemnification is sought.

ARTICLE V

CAPITAL STOCK

Section 1.   Certificates. The interest of each stockholder of the Corporation shall be evidenced by certificates for shares of stock in such form as the Board of Directors may from time to time prescribe. The certificates of stock shall be signed by the President or the

Chief Executive Officer or a Managing Director or a Director or a Vice President and by the Secretary, or the Treasurer, or an Assistant Secretary, or an Assistant Treasurer, sealed with the seal of the Corporation or a facsimile thereof, and countersigned and registered in such manner, if any, as the Board of Directors may by resolution prescribe. Where any such certificate is countersigned by a transfer agent other than the Corporation or its employee, or registered by a registrar other than the Corporation or its employee, the signature of any such officer may be a facsimile signature. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on, any such certificate or certificates shall cease to be such officer or officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures shall have been used thereon had not ceased to be such officer or officers of the Corporation.

Section 2. <u>Transfer</u>. The shares of stock of the Corporation shall be transferred only upon the books of the Corporation by the holder thereof in person or by his attorney, upon surrender for cancellation of certificates for the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require.

Section 3. <u>Record Dates</u>. The Board of Directors may fix in advance a date, not less than 10 nor more than 60 days preceding the date of any meeting of stockholders, or the date for the payment of any dividend, or the date for the distribution or allotment of any rights, or the date when any change, conversion or exchange of capital stock shall go into effect, as a record date for the determination of the stockholders entitled to notice of, and to vote at, any such meeting, or entitled to receive payment of any such dividend, or to receive any distribution or allotment of such rights, or to exercise the rights in respect of any such change, conversion or exchange of capital stock, and in such case only such stockholders as shall be stockholders of record on the date so fixed shall be entitled to such notice of, and to vote at, such meeting, or to receive payment of such dividend, or to receive such distribution or allotment or rights or to exercise such rights, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date fixed as aforesaid.

Section 4. <u>Lost Certificates</u>. In the event that any certificate of stock is lost, stolen, destroyed or mutilated, the Board of Directors may authorize the issuance of a new certificate of the same tenor and for the same number of shares in lieu thereof. The Board may in its discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated certificate or the legal representative of the owner to make an affidavit or affirmation setting forth such facts as to the loss, destruction or mutilation as it deems necessary and to give the Corporation a bond in such reasonable sum as it directs to indemnify the Corporation.

ARTICLE VI

MISCELLANEOUS PROVISIONS

Section 1.   Offices. The registered office of the Corporation shall be located at the office of The Corporation Trust Company, in the City of Wilmington, County of New Castle, in the State of Delaware and said corporation shall be the registered agent of the Corporation in charge thereof. The Corporation may have other offices either within or without the State of Delaware at such places as shall be determined from time to time by the Board of Directors or the business of the Corporation may require.

Section 2.   Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 3.   Corporate Seal. The seal of the Corporation shall be circular in form and contain the name of the Corporation and the year and state of its incorporation. Such seal may be altered from time to time at the discretion of the Board of Directors.

Section 4.   Books. There shall be kept at such office of the Corporation as the Board of Directors shall determine, within or without the State of Delaware, correct books and records of account of all its business and transactions, minutes of the proceedings of its stockholders, Board of Directors and committees, and the stock book, containing the names and addresses of the stockholders, the number of shares held by them, respectively, and the dates when they respectively became the owners of record thereof, and in which the transfer of stock shall be registered, and such other books and records as the Board of Directors may from time to time determine.

Section 5.   Voting of Stock. Unless otherwise specifically authorized by the Board of Directors, all stock owned by the Corporation, other than stock of the Corporation, shall be voted, in person or by proxy, by the President or the Chief Executive Officer or a Managing Director or a Director or a Vice President of the Corporation on behalf of the Corporation.

Section 6.   Construction. The masculine gender, when appearing in these By-Laws, shall be deemed to include the feminine gender.

ARTICLE VII

AMENDMENTS

Section 1.   Amendments. The vote of the holders of at least a majority of the shares of stock of the Corporation issued and outstanding and entitled to vote shall be necessary at any meeting of stockholders to amend or repeal these By-Laws or to adopt new By-Laws. These By-Laws may also be amended or repealed, or new By-Laws adopted, at any meeting of the Board of Directors by the vote of at least a majority of the entire Board, provided that any by-law adopted by the Board may be amended or repealed by the stockholders in the manner set forth above.

Any proposal to amend or repeal these By-Laws or to adopt new By-Laws shall be stated in the notice of the meeting of the Board of Directors or the stockholders or in the waiver of notice thereof, as the case may be, unless all of the directors or the holders of record of all of the shares of stock of the Corporation issued and outstanding and entitled to vote are present at such meeting.

<u>Certification</u>

I [identify the certifying individual] certify as of [the date of the final prospectus under §230.424 of this chapter] that:

1. I have reviewed the prospectus relating to [title of all securities, the offer and sale of which are registered] (the "securities") and am familiar with, in all material respects, the following: The characteristics of the securitized assets underlying the offering (the "securitized assets"), the structure of the securitization, and all material underlying transaction agreements as described in the prospectus;

2. Based on my knowledge, the prospectus does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading;

3. Based on my knowledge, the prospectus and other information included in the registration statement of which it is a part fairly present, in all material respects, the characteristics of the securitized assets, the structure of the securitization and the risks of ownership of the securities, including the risks relating to the securitized assets that would affect the cash flows available to service payments or distributions on the securities in accordance with their terms; and

4. Based on my knowledge, taking into account all material aspects of the characteristics of the securitized assets, the structure of the securitization, and the related risks as described in the prospectus, there is a reasonable basis to conclude that the securitization is structured to produce, but is not guaranteed by this certification to produce, expected cash flows at times and in amounts to service scheduled payments of interest and the ultimate repayment of principal on the securities (or other scheduled or required distributions on the securities, however denominated) in accordance with their terms as described in the prospectus.

5. The foregoing certifications are given subject to any and all defenses available to me under the federal securities laws, including any and all defenses available to an executive officer that signed the registration statement of which the prospectus referred to in this certification is part.

Date: _____

[Signature]

_____
[Title]

The certification must be signed by the chief executive officer of the depositor, as required by General Instruction I.B.1.(a) of Form SF-3.

[ISSUING ENTITY]
Commercial Mortgage Pass-Through Certificates

UNDERWRITING AGREEMENT

As of [_____], 20[__]

Deutsche Bank Securities Inc.   [UNDERWRITER]
60 Wall Street
New York, New York 10005

Ladies and Gentlemen:

  Deutsche Mortgage & Asset Receiving Corporation, a Delaware corporation (the "Company"), proposes, subject to the terms and conditions set forth in this Underwriting Agreement (this "Agreement"), to sell to Deutsche Bank Securities Inc. ("DBSI") and [UNDERWRITER] ("[____]" and together with DBSI, the "Lead Underwriters"), [UNDERWRITERS] ("[_____]" and, together with the Lead Underwriters and [_____], the "Underwriters" and each, an "Underwriter") its [ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates, Class [_____] (the "Offered Certificates"). The Offered Certificates, together with the Class [_____] Certificates, evidence the entire beneficial ownership interest in the assets of the Trust Fund (as defined in the Pooling and Servicing Agreement referred to below) consisting primarily of a pool of mortgage loans secured by first liens on commercial, multifamily and, if applicable, manufactured housing properties (the "Mortgage Loans"), that will have, as of the Cut-off Date, after taking into account all payments of principal due on the Mortgage Loans on or before such date, whether or not received, an aggregate principal balance of $[_____], subject to a variance of plus or minus 5.0%. The Mortgage Loans will be acquired by the Company from German American Capital Corporation ("GACC"), [MORTGAGE LOAN SELLERS] ("[__]" and, together with GACC and [_____], the "Mortgage Loan Sellers") in exchange for immediately available funds pursuant to [___] separate Mortgage Loan Purchase Agreements, each dated the Closing Date (as defined in Section 3 hereof) (collectively, the "Mortgage Loan Purchase Agreements"), between the Company and the applicable Mortgage Loan Seller. Two separate real estate mortgage investment conduit ("REMIC") elections will be made with respect to the Trust Fund for federal income tax purposes. The Trust Fund is to be created and the Certificates are to be issued pursuant to the Pooling and Servicing Agreement, dated as of [_____], 20[__] (the "Pooling and Servicing Agreement"), between the Company, as depositor, [_____], as master servicer (the "Master Servicer"), [_____], as special servicer (the "Special Servicer"), [_____], as trustee (the "Trustee"), [_____], as certificate administrator (the "Certificate Administrator"), paying agent and custodian, [_____], as operating advisor (the "Operating Advisor") and [_____], as asset representations reviewer (the "Asset Representations Reviewer" and, together with the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator and the Operating Advisor, the "Transaction Parties," and each, a "Transaction Party"). Capitalized terms used herein but not defined herein have the respective meanings given to them in the Pooling and Servicing Agreement.

1.   Representations, Warranties and Covenants.   The Company represents and warrants to, and agrees with, the Underwriters that:

(a)   The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement (No. 333-[_____]) on Form SF-3 for registration under the Securities Act of 1933, as amended (the "Securities Act"), of mortgage pass-through certificates, including the Offered Certificates. The Company also has prepared and filed with the Commission a preliminary prospectus dated [_____] (the "[Initial] Preliminary Prospectus")[, as supplemented by a supplement thereto dated [_____] (the "Supplement", and together with the Initial Preliminary Prospectus, the "Preliminary Prospectus"), each] specifically relating to the Offered Certificates, in accordance with Rule 424(h) and Rule 430(D) under the Securities Act. [INCLUDE BRACKETED LANGUAGE IN PRECEDING SENTENCE ONLY IF A SUPPLEMENT TO PRELIMINARY WAS FILED PRIOR TO THE DATE OF THE UNDERWRITING AGREEMENT] The Company also has filed with, or proposes to file with, the Commission pursuant to Rule 424(b) under the Securities Act a prospectus specifically relating to the Offered Certificates (the "Prospectus"). The registration statement was effective as of the Time of Sale, is effective as of the date hereof and will be effective as of any Subsequent Time of Sale and as of the Closing Date, and copies of which, as amended to the date hereof, have heretofore been delivered to you. Such registration statement meets the requirements set forth in Rule 415(a)(1) under the Securities Act and complies in all other material respects with such rule. Such registration statement, as amended or supplemented at the date of the Prospectus referred to below, including the exhibits thereto and any information incorporated therein by reference, is hereinafter called the "Registration Statement". The Company shall not, without your prior consent, file any other amendment to the Registration Statement or make any change in the Preliminary Prospectus or the Prospectus until after the period during which a prospectus is required to be delivered to purchasers of the Offered Certificates under the Securities Act (the "Prospectus Delivery Period").

(b)   At or prior to the time when sales to purchasers of the Offered Certificates were first made in accordance with Rule 159 of the Securities Act, which was (a) approximately [_____] [a.m./p.m.] (Eastern Time) on [_____], 20[__] for the Class [_____] Certificates, and (b) deemed to be approximately [_____] [a.m./p.m.] (Eastern Time) on [_____], 20[__] for the Class [_____] Certificates (individually and collectively, the "Time of Sale"), the Company had prepared and filed with the Commission the following information: (i) the Preliminary Prospectus, dated [_____], 20[__], as amended and supplemented by the Update to the Preliminary Prospectus, dated [_____], 20[__] (collectively, the "Preliminary Prospectus"), the first page of each of which is attached hereto as Exhibit A-1 and (ii) the Free Writing Prospectus identified as the Structural and Collateral Term Sheet, dated [_____], 20[__], and each other Free Writing Prospectus (each, an "FWP"), the first page of each of which is attached as Exhibit A-2 hereto. The Preliminary Prospectus, the FWPs and any ABS Informational and Computational Material (as defined in Section 9 below) delivered to the investors prior to the Time of Sale are collectively referred to as the "Time of Sale Information." If, subsequent to the date of this Agreement, the Company or the Underwriters determine that, as to the investors in one or more Classes of the Offered Certificates, the Time of Sale Information as of the Time of Sale included an untrue statement of material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading and the Underwriters terminate their old purchase contracts and enter into

2

new purchase contracts with investors in such Classes of the Offered Certificates, then "Time of Sale Information" shall also include such additional information conveyed to investors at the time of entry into the new purchase contract (each, a "Subsequent Time of Sale"), including any information that corrects such material misstatements or omissions ("Corrective Information"), and "Time of Sale" will refer to the time and date on which such new purchase contracts were entered into. The FWPs are the only Issuer Free Writing Prospectuses (as defined below) prepared by or on behalf of the Company as of the date hereof.

(c)   (i) The Registration Statement has been declared effective by the Commission under the Securities Act, was effective as of the Time of Sale, is effective as of the date hereof and will be effective as of any subsequent Time of Sale and as of the Closing Date; and no order suspending the effectiveness of the Registration Statement has been issued by the Commission and no proceeding for that purpose has been initiated or, to the best knowledge of the Company threatened by the Commission;

(ii)   At the time the Registration Statement became effective, the Registration Statement conformed, as of the date of the Preliminary Prospectus [or as of the date of the Supplement], the Preliminary Prospectus conformed, and as of the date of the Prospectus and as of the Closing Date, the Prospectus will conform, in all material respects, with the Securities Act;

(iii)   At the time the Registration Statement became effective, the Registration Statement did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

(iv)   As of the date of the Preliminary Prospectus, [or the date of the Supplement], the Preliminary Prospectus did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v)   as of the date of the Prospectus and as of the Closing Date, the Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

(vi)   the initial Time of Sale Information did not (when evaluated as of the Time of Sale only), and the Time of Sale Information existing at any Subsequent Time of Sale, if any, will not, as of such Subsequent Time of Sale, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

provided that the Company makes no representations or warranties as to (A) the Underwriter Supplied Information (as defined in Section 8(b) hereof), (B) the Mortgage Loan Seller Information (as defined in Section 8(a) hereof) or (C) the Transaction Party Information (as defined in Section 8(a) hereof). Any Issuer Information (as defined below) provided by the Company to any Underwriter as of the date hereof for inclusion in an

Underwriter Free Writing Prospectus (as defined below), did not, as of the date that such Issuer Information was so provided, and does not, as of the date of this Agreement, contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided the Company shall not be in breach of this representation if the Company provided Issuer Information to the Underwriters, correcting such untrue statement or omission of a material fact contained in previously delivered Issuer Information, so long as the Company delivered the corrected information to the Underwriter at a reasonable time prior to the date hereof.

(d)   The Company is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware with full power and authority (corporate and other) to own its properties and conduct its business, as described in the Prospectus, and to enter into and perform its obligations under this Agreement, the Pooling and Servicing Agreement and the Mortgage Loan Purchase Agreements, and is conducting its business so as to comply in all material respects with all applicable statutes, ordinances, rules and regulations of the jurisdictions in which it is conducting business.

(e)   The Company has not received and is not aware of (i) any request by the Commission for any further amendment of the Registration Statement or the Prospectus or for any additional information, (ii) the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the institution or threatening of any proceeding for that purpose or (iii) any notification with respect to the suspension of the qualification of the Offered Certificates for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose.

(f)   On or prior to the Closing Date (as defined in Section 3 hereof) the Company will have entered into the Pooling and Servicing Agreement and the Mortgage Loan Purchase Agreements; this Agreement has been duly authorized, executed and delivered by the Company, and the Pooling and Servicing Agreement and the Mortgage Loan Purchase Agreements, as of the Closing Date, will have been duly authorized, executed and delivered by the Company, and this Agreement and the Mortgage Loan Purchase Agreements constitute, and the Pooling and Servicing Agreement will constitute, valid and binding agreements of the Company, enforceable against the Company in accordance with their terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, liquidation, moratorium, receivership, reorganization or similar laws affecting the rights of creditors generally, (ii) general principles of equity, whether enforcement is sought in a proceeding in equity or at law, and (iii) public policy considerations underlying the securities laws, to the extent that such public policy considerations limit the enforceability of any provisions of this Agreement that purport to provide indemnification from securities law liabilities.

(g)   The Certificates, the Pooling and Servicing Agreement, the Mortgage Loan Purchase Agreements and the other transaction documents conform in all material respects to the respective descriptions thereof contained in each of (A) the Prospectus, (B) the Preliminary Prospectus and (C) any Issuer Information (as may have been revised and corrected if such revised or corrected information was delivered a reasonable time prior to the Time of Sale) delivered to any Underwriter for inclusion in an Underwriter Free Writing Prospectus. The

4

Offered Certificates have been duly and validly authorized by the Company, and will, when duly and validly executed and authenticated by the Certificate Administrator and delivered to and paid for by the Underwriters in accordance with this Agreement and the Pooling and Servicing Agreement, be validly outstanding and entitled to the benefits of the Pooling and Servicing Agreement.

(h)   The Company (including its agents and representatives other than the Underwriters in their capacity as such) has not made, used, prepared, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any "written communication" (as defined in Rule 405 under the Securities Act) that constitutes an offer to sell or a solicitation of an offer to buy the Offered Certificates other than (i) the Prospectus and the Preliminary Prospectus, (ii) any supplement to the Preliminary Prospectus that may be required to be filed with the Commission under Rule 424(h)(2) under the Securities Act, (iii) the Free Writing Prospectus identified as the Structural and Collateral Term Sheet, (iv) any Issuer Information delivered to any Underwriter for inclusion in an Underwriter Free Writing Prospectus, (v) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Securities Act or Rule 134 under the Securities Act, and (v) each other written communication approved in writing in advance by the Underwriters.

(i)   As of the Closing Date, the representations and warranties of the Company set forth in Section 2.03 of the Pooling and Servicing Agreement will be true and correct.

(j)   Neither the issuance and sale of the Certificates, nor the consummation of any other of the transactions contemplated herein, nor the fulfillment of any of the terms of the Pooling and Servicing Agreement, any Mortgage Loan Purchase Agreement or this Agreement, will result in the breach of any term or provision of the certificate of incorporation or by-laws of the Company or conflict with, result in a material breach, violation or acceleration of or constitute a default under, the terms of any indenture or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which it is bound, or any statute, order, decree, rule or regulation applicable to the Company or any of its subsidiaries of any court, regulatory body, administrative agency or governmental body having jurisdiction over the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries is a party to, bound by or in breach or violation of any indenture or other agreement or instrument, or subject to or in violation of any statute, order, decree, rule or regulation of any court, regulatory body, administrative agency or governmental body having jurisdiction over it, which materially and adversely affects the ability of the Company to enter into or perform its obligations under this Agreement, any Mortgage Loan Purchase Agreement or the Pooling and Servicing Agreement.

(k)   There are no actions or proceedings against, or investigations of, the Company pending, or, to the knowledge of the Company, threatened, before any court, administrative agency or other tribunal (i) asserting the invalidity of this Agreement, the Pooling and Servicing Agreement, any Mortgage Loan Purchase Agreement or the Certificates, (ii) seeking to prevent the issuance of the Offered Certificates or the consummation of any of the transactions contemplated by this Agreement, any Mortgage Loan Purchase Agreement or the Pooling and Servicing Agreement, (iii) which might materially and adversely affect the performance by the Company of its obligations under, or the validity or enforceability of, this Agreement, any Mortgage Loan Purchase Agreement, the Pooling and Servicing Agreement or the Certificates or

5

(iv) seeking to affect adversely the federal income tax attributes of the Offered Certificates described in the Prospectus.

(l)   There has not been and, as of the Closing Date, will not be any material adverse change in the business, operations, financial condition, properties or assets of the Company since the date of its latest audited financial statements which would have a material adverse effect on the ability of the Company to perform its obligations under this Agreement, any Mortgage Loan Purchase Agreement or the Pooling and Servicing Agreement.

(m)   There are no contracts, indentures or other documents of a character required by the Securities Act or by the rules and regulations thereunder to be described or referred to in the Registration Statement or the Prospectus or to be filed as exhibits to the Registration Statement that have not been so described or referred to therein or so filed or incorporated by reference as exhibits thereto.

(n)   Any taxes, fees and other governmental charges in connection with the execution, delivery and performance of this Agreement, the Mortgage Loan Purchase Agreements and the Pooling and Servicing Agreement (other than income taxes, franchise taxes and recording and filing fees) and the execution, delivery and sale of the Offered Certificates have been or will be paid on or prior to the Closing Date.

(o)   Immediately prior to the assignment of the Mortgage Loans to the Trustee, to the extent such title and ownership was transferred to the Company by the applicable Mortgage Loan Seller pursuant to the applicable Mortgage Loan Purchase Agreement, the Company will have good title to, and will be the sole owner of, each Mortgage Loan free and clear of any pledge, mortgage, lien, security interest, adverse claim or other encumbrance of any other person, except for any retained servicing.

(p)   No authorization, approval or consent of or filing or registration with, any court or governmental authority or agency is necessary in connection with the offering, issuance or sale of the Offered Certificates pursuant to this Agreement and the Pooling and Servicing Agreement, except such as have been, or as of the Closing Date will have been, obtained or completed, as applicable, or such as may otherwise be required under applicable state securities laws in connection with the purchase and offer and sale of the Offered Certificates by the Underwriters and any recordation of the respective assignments of the Mortgage Loans to the Trustee pursuant to the Pooling and Servicing Agreement that have not yet been completed.

(q)   Neither the Company nor the Trust Fund is, and the issuance and sale of the Offered Certificates in the manner contemplated by the Prospectus will not cause the Company or the Trust Fund to be, subject to registration or regulation as an "investment company" under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The Trust Fund will be relying on an exclusion or exemption from the definition of "investment company" under the Investment Company Act contained in Section 3(c)(5) of the Investment Company Act or Rule 3a-7 under the Investment Company Act, although there may be additional exclusions or exemptions available to the Trust Fund.

(r)   Upon delivery to the Underwriters of the Offered Certificates pursuant to this Agreement, each Underwriter will have good title to the Offered Certificates purchased by such Underwriter, in each case free and clear of liens granted by or imposed upon the Company.

(s)   The consideration received by the Company upon the sale of the Offered Certificates to the Underwriters will constitute at least reasonably equivalent value and fair consideration for the Offered Certificates.

(t)   The Company (i) will be solvent at all relevant times prior to, and will not be rendered insolvent by, the sale of the Offered Certificates to the Underwriters and (ii) is not selling the Offered Certificates to the Underwriters with any intent to hinder, delay or defraud any of the creditors of the Company.

(u)   The transfer of the Mortgage Loans to the Trust and the sale of the Offered Certificates to each of the Underwriters, at the Closing Date, will be treated by the Company for financial accounting and reporting purposes as a sale of assets and not as a pledge of assets to secure debt.

(v)   The Company possesses all material licenses, certificates, authorizations and/or permits issued by the appropriate state, federal or foreign regulatory agencies or bodies necessary to conduct the business now operated by it, and the Company has not received any notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would materially and adversely affect the condition, financial or otherwise, or the earnings, business affairs or business prospects of the Company.

(w)   The Company is not, and on the date on which the first bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the Offered Certificates is made will not be, an "ineligible issuer," as defined in Rule 405 under the Securities Act.

2.   Purchase and Sale. On the basis of the representations, warranties and covenants herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to each Underwriter, and each of the Underwriters agrees, severally and not jointly, to purchase from the Company, the principal or notional amount of each class of Offered Certificates under its name at the purchase price set forth in Schedule I hereto.

3.   Delivery and Payment. Delivery of and payment for the Offered Certificates shall be made at the date, location and time of delivery set forth in Schedule I hereto, or such later date as the Underwriters shall designate, which date and time may be postponed by agreement between the Underwriters and the Company (such date and time of delivery and payment for the Offered Certificates being herein called the "Closing Date"). Delivery of the Offered Certificates shall be made to the several Underwriters against payment by the several Underwriters of the purchase price thereof in immediately available funds in the manner set forth on Schedule I hereto. Delivery of such Offered Certificates shall be made through the facilities of the depository or depositories set forth on Schedule I hereto. Any Offered Certificates not in book-entry form shall be registered in such names and in such denominations

USActive 32130282.3

as any Underwriter, as applicable, may request not less than three full business days in advance of the Closing Date.

The Company agrees to have the Offered Certificates available for inspection, checking and packaging, as applicable, by the Underwriters in New York, New York, not later than 1:00 p.m. on the business day prior to the Closing Date.

4.   Offering by the Underwriters.

(a)   It is understood that the several Underwriters propose to offer the Offered Certificates for sale to the public as set forth in the Prospectus.

(b)   Each Underwriter hereby represents and agrees, severally and not jointly, that in relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of the Offered Certificates to the public in that Relevant Member State other than: (A) to any legal entity which is a "qualified investor" as defined in the Prospectus Directive; (B) to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150 natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant underwriters nominated by the Trust for any such offer; or (C) in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that, no such offer of the Offered Certificates referred to in (A) to (C) above shall require the Company, the Trust or any of the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this Section 4(b), (1) the expression an "offer of the Offered Certificates to the public" in relation to any Offered Certificates in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Offered Certificates to be offered so as to enable an investor to decide to purchase or subscribe to the Offered Certificates, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, (2) the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including by the 2010 PD Amending Directive to the extent implemented in each Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and (3) the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

(c)   Each Underwriter hereby represents and agrees, severally and not jointly, that it (A) has, in the United Kingdom, only communicated or caused to be communicated and will, in the United Kingdom, only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Offered Certificates in circumstances in which Section 21(1) of the FSMA does not apply to the Trust; and (B) has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Certificates in, from or otherwise involving the United Kingdom.

8

(d) Each Underwriter hereby represents and agrees, severally and not jointly, that it (A) has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Offered Certificates (except for Offered Certificates which are a "structured product" as defined in the Securities and Futures Ordinance (Cap. 571) (the "SFO") of Hong Kong) other than (a) to "professional investors" as defined in the SFO and any rules made under the SFO; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) (the "C(WUMP)O") of Hong Kong or which do not constitute an offer to the public within the meaning of the C(WUMP)O; and (B) has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Offered Private Certificates, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Offered Certificates which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the SFO and any rules made under the SFO.

(e) Each Underwriter will not offer or sell any Offered Certificates, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which terms as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise, in compliance with, the "Financial Instruments and Exchange Law" of Japan and any other applicable laws, regulations and ministerial guidelines in Japan.

(f) Each Underwriter hereby represents and agrees, severally and not jointly, that it has complied with all applicable laws and regulations in connection with its performance of this Agreement and the offer, sale or delivery of the Offered Certificates or distribution of the Prospectus in each jurisdiction where such offers, sales, deliveries or distributions occur, including, but not limited to, compliance with securities laws in such jurisdiction and pension investment laws, to the extent that such laws and regulations are applicable to such Underwriter in connection with its performance under this Agreement and the offer, sale or delivery of the Offered Certificates or the distribution of the Prospectus.

(g) None of the Underwriters, other than DBSI (in its capacity as "arranger" who has made representations to the engaged rating agencies with respect to compliance with Rule 17g-5 under the Exchange Act), shall have any communications, written or oral, with any rating agency (whether or not engaged to rate the Offered Certificates) regarding the Offered Certificates or the transactions contemplated hereby, without the prior written consent or involvement of DBSI.

(h) Each Underwriter (severally, but not jointly) represents and covenants that it has not, and will not, enter into any contract for the sale of any Offered Certificates (i) less than three business days after the filing of the [Initial] Preliminary Prospectus, [(ii) less than 48 hours after the date of the filing of any supplement to the Preliminary Prospectus [, including the Supplement,] with the Commission in accordance with Rule 424(h)(2) under the Securities Act], and (iii) less than five business days after the furnishing by the Company to the Commission, pursuant to Section 6(q) of this Agreement, of the Form ABS-15G for the Accountant's Report

9

(as defined herein). [INCLUDE BRACKETED LANGUAGE IN PRECEDING SENTENCE ONLY IF A SUPPLEMENT TO PRELIMINARY PROSPECTUS WAS FILED PRIOR TO THE DATE OF THE UNDERWRITING AGREEMENT]

(i)   Each Underwriter represents that, except for the Accountant's Due Diligence Report, it has not obtained any Due Diligence Report in connection with the offering of the Offered Certificates.

5.   Agreements. The Company agrees with the Underwriters that:

(a)   The Company will promptly advise the Underwriters (i) when any amendment to the Registration Statement has become effective during the Prospectus Delivery Period, (ii) of any request by the Commission for any amendment to the Registration Statement, the Preliminary Prospectus or the Prospectus or for any additional information, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement affecting the Offered Certificates or the institution or threatening of any proceeding for that purpose and (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Offered Certificates for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose. The Company will not file any amendment to the Registration Statement or supplement to the Preliminary Prospectus or the Prospectus unless the Company has furnished to each Underwriter a copy for its review prior to filing and will not file any such proposed amendment or supplement to which any Underwriter reasonably objects until after the end of the Prospectus Delivery Period. Subject to the foregoing sentence, the Company will cause the Preliminary Prospectus and the Prospectus to be filed with the Commission in accordance with Rule 424 of the Securities Act. The Company will use its best efforts to prevent the issuance of any such stop order and, if issued, to obtain as soon as possible the withdrawal thereof.

(b)   If, at any time during the Prospectus Delivery Period any event occurs as a result of which the Preliminary Prospectus or the Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend or supplement the Registration Statement, the Preliminary Prospectus or the Prospectus to comply with the Securities Act or the rules under the Securities Act, the Company promptly will prepare and file with the Commission, subject to paragraph (a) of this Section 5, an amendment or supplement that will correct such statement or omission or an amendment that will effect such compliance and, if such amendment or supplement is required to be contained in a post-effective amendment to the Registration Statement, will use its best efforts to cause such amendment of the Registration Statement to be made effective as soon as possible.

(c)   The Company will furnish to the Underwriters and counsel for the Underwriters, without charge, signed copies of the Registration Statement (including exhibits thereto) and each amendment and supplement thereto that shall become effective on or prior to the Closing Date and, during the Prospectus Delivery Period, as many copies of the Preliminary Prospectus and the Prospectus and any amendments and supplements thereto as the Underwriters may reasonably request. Prior to the end of the Prospectus Delivery Period, the Company will furnish

to the Underwriters and each counsel for the Underwriters, without charge as many copies of the Prospectus, the Preliminary Prospectus and each Issuer Free Writing Prospectus as the Underwriters may reasonably request.

(d)   The Company will furnish such information, execute such instruments and take such action, if any, as may be required to qualify the Offered Certificates for sale under the laws of such jurisdictions as the Underwriters may designate and will maintain such qualification in effect so long as required for the distribution of the Certificates; provided, that the Company shall not be required to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to general or unlimited service of process in any jurisdiction where it is not now so subject.

(e)   Whether or not the transactions contemplated by this Agreement are consummated, the Company shall pay all costs and expenses in connection with the transactions herein contemplated, including, but not limited to, the fees and disbursements of its counsel and the reasonable fees and disbursements of each counsel to the Underwriters; the costs and expenses of printing (or otherwise reproducing) and delivering the Pooling and Servicing Agreement and the Mortgage Loan Purchase Agreements; the fees, costs and expenses of the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Trustee and the Certificate Administrator (to the extent not otherwise payable under the Pooling and Servicing Agreement, and except to the extent that another party is obligated to pay such amounts thereunder); the fees and disbursements of accountants for the Company; the costs and expenses in connection with the qualification, or exemption from qualification, of the Offered Certificates under state securities or "blue sky" laws (including filing fees and reasonable fees and disbursements of counsel in connection therewith), the preparation of any blue sky survey, any determination of the eligibility of the Offered Certificates for investment by institutional investors and the preparation of any legal investment survey; all fees and expenses incurred in connection with the registration and delivery of the Offered Certificates under the Securities Act and all other fees or expenses in connection with the preparation and filing of the Registration Statement, any Free Writing Prospectus, any other Time of Sale Information, the Prospectus and amendments and supplements to any of the foregoing, including all printing costs associated therewith, and the mailing and delivery of copies thereof to the Underwriters and dealers, in the quantities specified in Section 5(c) above; all costs and expenses related to the transfer and delivery of the Offered Certificates to the Underwriters, including any transfer or other taxes payable thereon; the cost of printing the Offered Certificates; the upfront costs and charges of any trustee, transfer agent, registrar or depository; the fees and expenses of the rating agencies incurred in connection with the issuance and sale of the Offered Certificates; the out-of-pocket expenses of each Underwriter incurred in connection with the purchase and sale of the Offered Certificates; and all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section 5(e).

(f)   The Company acknowledges and agrees that each Underwriter in providing investment banking services to the Company in connection with the offering, including in acting pursuant to the terms of this Agreement, has acted and is acting as an independent contractor and not as a fiduciary and the Company does not intend such Underwriter to act in any capacity other than independent contractor, including as a fiduciary or in any other position of higher trust.

11

(g)   The Company will, pursuant to reasonable procedures developed in good faith, retain copies of each Issuer Free Writing Prospectus or any materials used in a Road Show (as defined in Rule 433 of the Securities Act) that are required to be retained by the Company pursuant to the Securities Act, to the extent not filed with the Commission in accordance with Rule 433 under the Securities Act.

(h)   The Company has not obtained any third party due diligence report contemplated by Rule 15Ga-2 under the Exchange Act ("Due Diligence Report") other than the report (the "Accountant's Due Diligence Report"), in form and substance reasonably satisfactory to the Representative, obtained from the accounting firm engaged for the offering contemplated hereby (the "Accountants"), a copy of which has been furnished to the Representative, at the request of the Company, and addressed to the Underwriters. The Company has furnished (or caused to be furnished) a Form ABS-15G (the "Form ABS 15G for the Accountant's Report") to the Commission via EDGAR in compliance with Rule 15Ga-2 under the Exchange Act with respect to the findings and conclusions contained in the Accountant's Due Diligence Report.

6.   Conditions to the Obligations of the Underwriters. The respective rights and obligations of the Underwriters as provided in this Agreement shall be subject to the accuracy of the representations and warranties on the part of the Company contained herein as of the date hereof and the Closing Date, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions with respect to the Offered Certificates:

(a)   No stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or threatened; and the Preliminary Prospectus and the Prospectus and all other Time of Sale Information shall have been filed with the Commission within the time period prescribed by the Commission; and any Free Writing Prospectuses required to be filed by the Company under Section 9(e) hereof shall have been filed or transmitted for filing with the Commission in accordance with Rule 433 under the Securities Act, to the extent required to be filed thereunder.

(b)   The Company shall have delivered to the Underwriters a certificate, dated the Closing Date, of the president or a vice president of the Company to the effect that the signatory of such certificate has carefully examined the Registration Statement, the Time of Sale Information, this Agreement and the Prospectus and that: (i) the representations and warranties of the Company in this Agreement are true and correct in all material respects on and as of the Closing Date with the same effect as if made on the Closing Date, (ii) the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied on or prior to the Closing Date, (iii) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or, to the Company's knowledge, threatened, and (iv) nothing has come to his/her attention that would lead him/her to believe that the Time of Sale Information, as of the Time of Sale, or the Prospectus, as of the date of the Prospectus and as of the Closing Date, contained or contains any untrue statement of a material fact or omitted or omits to state any material fact required to be stated therein or necessary in order to make the statements therein (in the case of the Time of

12

Sale Information, when read in conjunction with other Time of Sale Information), in the light of the circumstances under which they were made, not misleading.

(c)   The Company shall have furnished or caused to be furnished to the Underwriters a good standing certificate regarding the Company from the Secretary of State of the State of Delaware, dated not earlier than 30 days prior to the Closing Date.

(d)   The Company shall have furnished or caused to be furnished to the Underwriters an officer's certificate, dated the Closing Date and signed by the secretary or an assistant secretary of the Company, to the effect that each individual who, as an officer or representative of the Company, signed this Agreement, the Mortgage Loan Purchase Agreements, the Pooling and Servicing Agreement or any other document or certificate delivered on or before the Closing Date in connection with the transactions contemplated herein or in the Mortgage Loan Purchase Agreements or in the Pooling and Servicing Agreement, was at the respective times of such signing and delivery, and is as of the Closing Date, duly elected or appointed, qualified and acting as such officer or representative, and the signatures of such persons appearing on such documents and certificates are their genuine signatures. Such officer's certificate shall be accompanied by true and complete copies (certified as such by the secretary or an assistant secretary of the Company) of the organizational documents of the Company, as in effect on the Closing Date, and of the resolutions of the Company and any required shareholder consent relating to the transactions contemplated in this Agreement, the Mortgage Loan Purchase Agreements and/or the Pooling and Servicing Agreement.

(e)   The Underwriters shall have received from Cadwalader, Wickersham & Taft LLP, special counsel to the Company, its written opinion, dated the Closing Date, that is satisfactory in form and substance to counsel for the Underwriters. Such opinion (i) may express counsel's reliance as to factual matters on certificates of government and agency officials and the representations and warranties made by, and on certificates or other documents furnished by officers of, the parties to this Agreement, the Mortgage Loan Purchase Agreements and the Pooling and Servicing Agreement and (ii) may be qualified as an opinion only on the law of the State of New York, the General Corporation Law of the State of Delaware and the federal law of the United States of America.

(f)   The Underwriters shall have received from Cadwalader, Wickersham & Taft LLP, special counsel to the Company, its letter, dated as of the Closing Date, relating to the Preliminary Prospectus, as of the Time of Sale, and to the Prospectus, as of the date of the Prospectus and as of Closing Date, that is satisfactory in form and substance to counsel for the Underwriters.

(g)   The Underwriters shall have received from in-house counsel for the Company, a written opinion, dated the Closing Date, that is satisfactory in form and substance to counsel for the Underwriters. Such opinion (i) may express counsel's reliance as to factual matters on certificates of government and agency officials and the representations and warranties made by, and on certificates or other documents furnished by officers of, the parties to this Agreement, the Mortgage Loan Purchase Agreements and the Pooling and Servicing Agreement and (ii) may be qualified as an opinion only on the law of the State of New York, the General Corporation Law of the State of Delaware and the federal law of the United States of America.

13

(h)   The Underwriters shall have received from counsel for each of the Master Servicer, the Special Servicer, the Operating Advisor, the Asset Representations Reviewer, the Trustee and the Certificate Administrator a favorable opinion, dated the Closing Date, with respect to such matters as the Underwriters shall have reasonably requested and in form and substance satisfactory to counsel for the Underwriters, which will include an opinion as to the compliance of the disclosure in the Preliminary Prospectus and the Prospectus with respect to each such party with the requirements of Regulation AB and that such disclosure in the Preliminary Prospectus, as of the Time of Sale, and in the Prospectus, as of its date and as of the Closing Date, does not contain an untrue statement of any material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Any such opinions shall be addressed to the Underwriters or accompanied by reliance letters to the Underwriters or shall state that the Underwriters may rely upon them.

(i)   The Underwriters shall have received from [_____], special counsel for the Underwriters, a written opinion, dated the Closing Date and satisfactory in form and substance to the Underwriters.

(j)   The Underwriters shall have received from [_____], certified public accountants, (i) a copy of the Accountant's Due Diligence Report and (ii) letters dated the Time of Sale and the Closing Date and satisfactory in form and substance to the Underwriters and counsel for the Underwriters.

(k)   The Offered Certificates listed on Schedule I hereto shall have been rated as indicated in the Time of Sale Information by the rating agency or agencies indicated therein.

(l)   The Underwriters shall have received from counsel to each Mortgage Loan Seller, its written opinion, dated the Closing Date, that is satisfactory in form and substance to counsel for the Underwriters.

(m)   The Underwriters shall have received from counsel to each Mortgage Loan Seller a favorable opinion, dated the Closing Date, with respect to such matters as the Underwriters shall have reasonably requested and in form and substance satisfactory to counsel for the Underwriters, which will include an opinion as to the compliance of the disclosure in the Preliminary Prospectus and the Prospectus with respect to each such party with the requirements of Regulation AB and that such disclosure in the Preliminary Prospectus, as of the Time of Sale, and in the Prospectus, as of its date and as of the Closing Date, does not contain an untrue statement of any material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Any such opinions shall be addressed to the Underwriters or accompanied by reliance letters to the Underwriters or shall state that the Underwriters may rely upon them.

(n)   The Underwriters shall have received from each Mortgage Loan Seller an Officer's Certificate as set forth in Section 8(b) of each Mortgage Loan Purchase Agreement, each in form and substance satisfactory to counsel for the Underwriters.

14

(o)   All proceedings in connection with the transactions contemplated by this Agreement, and all documents incident hereto and thereto, shall be satisfactory in form and substance to the Underwriters and counsel for the Underwriters, and the Underwriters and counsel for the Underwriters shall have received such additional information, certificates, opinions and documents as they may reasonably request.

(p)   Subsequent to the date hereof, there shall not have occurred any change, or any development involving a prospective change, in or affecting the business or properties of the Company or a Mortgage Loan Seller (including any of the Mortgage Loans) that such Underwriter concludes, in the reasonable judgment of such Underwriter, materially impairs the investment quality of the Certificates so as to make it impractical or inadvisable to proceed with the offering or the delivery of the Offered Certificates as contemplated by the Preliminary Prospectus and the Prospectus.

(q)   If any of the conditions specified in this <u>Section 6</u> shall not have been fulfilled in all material respects when and as provided by this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be in all material respects satisfactory in form and substance to the Underwriters and counsel for the Underwriters, this Agreement and all obligations of the Underwriters hereunder may be canceled on, or at any time prior to, the Closing Date by the Underwriters. Notice of such cancellation shall be given to the Company in writing, by telephone or by either telegraph or telecopier confirmed in writing.

7.   <u>Reimbursement of Each Underwriter's Expenses</u>. If the sale of any Offered Certificates provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in <u>Section 6</u> hereof is not satisfied or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof, other than by reason of a default by any of the Underwriters, or because of a termination of this Agreement pursuant to <u>Section 10</u> hereof, the Company will reimburse the Underwriters severally upon demand for all out-of-pocket expenses (including reasonable fees and disbursements of counsel) that shall have been incurred by them in connection with the proposed purchase and sale of such Offered Certificates.

8.   <u>Indemnification</u>.

(a)   The Company shall indemnify and hold harmless each of the Underwriters, their respective officers and directors, and each person, if any, who controls any Underwriter within the meaning of the Securities Act or the Securities Exchange Act of 1934, as amended (the "<u>Exchange Act</u>"), against any and all losses, claims, damages, costs, expenses or liabilities, joint or several, to which any such indemnified party may become subject, under the Securities Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages, costs, expenses or liabilities (or actions in respect thereof) arise out of or are based upon:

(i)   any untrue statement or alleged untrue statement of a material fact contained in any part of the Registration Statement when such part became effective, or any revision or amendment thereof or supplement thereto, or the omission or alleged

omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or

(ii)   any untrue statement or alleged untrue statement of a material fact contained in the Prospectus, the Diskette (as defined below) or any revision or amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or

(iii)   any untrue statement or alleged untrue statement of a material fact contained in (x) the Preliminary Prospectus or any FWP (as amended or supplemented), (y) any other Issuer Free Writing Prospectus (as defined in Section 9(e)(i) hereof) and ABS Informational and Computational Material that is not being treated as a Free Writing Prospectus or (z) any "issuer information" (as defined in Rule 433(h) under the Securities Act) (the "Issuer Information") or any information concerning the Mortgage Loans provided to the Underwriters by the Company (solely to the extent such information is not Mortgage Loan Seller Information) contained in (1) any Underwriter Free Writing Prospectus (as defined in Section 9(b) hereof) prepared by or on behalf of such Underwriter, or (2) any Free Writing Prospectus that is required to be filed pursuant to Section 9(e)(iii), Section 9(e)(iv) or Section 9(h) hereof (the items described in clauses (x), (y) and (z) collectively, the "Issuer Disclosure Materials"), or the omission or alleged omission to state in the Issuer Disclosure Materials a material fact necessary in order to make the statements therein (with respect to any Time of Sale Information (other than the Preliminary Prospectus), when read in conjunction with the other initial Time of Sale Information or the other revised Time of Sale Information in connection with a Subsequent Time of Sale), in the light of the circumstances under which they were made, not misleading, which untrue statement or omission referred to above in this *clause (iii)* was not corrected by information subsequently supplied by the Company to the Underwriters a reasonable period of time prior to the Time of Sale (or, in the case of any Corrective Information correcting information in the Preliminary Prospectus, at least 48 hours prior to the date of the Time of Sale) to the applicable investor of the Offered Certificates (including without limitation a contract of sale).

The Company shall reimburse any such indemnified party for any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending against such loss, claim, damage, liability, or action. Notwithstanding the foregoing, the Company shall not be liable in any such case if and to the extent that any such loss, claim, damage, cost, expense or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission with respect to:

(A) the Underwriter Supplied Information (as defined below);

(B) information regarding any Mortgage Loan Seller, the Mortgage Loans sold by such Mortgage Loan Seller to the Company or the related Mortgaged Properties to the extent such information is covered by the indemnity from the related Mortgage Loan Seller in the indemnification agreement entered into between such Mortgage Loan Seller, the Company and the Underwriters (the information in this clause (B) referred to herein,

16

collectively with respect to all the Mortgage Loan Sellers, as the "Mortgage Loan Seller Information"); or

(C) information regarding any Transaction Party to the extent such information is covered by the indemnity from the related Transaction Party in the indemnification agreement entered into between such party, the Company and the Underwriters (such information, the "Transaction Party Information").

This indemnity agreement will be in addition to any liability which the Company may otherwise have. "Diskette" shall mean the information set forth on the diskette attached to the Prospectus.

(b)   Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, each of its officers and directors and each person who controls the Company within the meaning of either the Securities Act or the Exchange Act, to the same extent as the foregoing indemnity from the Company to such Underwriter, but only with reference to (A) the Underwriter Supplied Information provided by or relating to such Underwriter, which was not corrected by a subsequent Underwriter Supplied Information supplied to the Company by such Underwriter prior to the Time of Sale to the applicable investor of Offered Certificates (including without limitation a contract of sale), or (B) any untrue statement or alleged untrue statement of any material fact contained in any Underwriter Free Writing Prospectus or any other Free Writing Prospectus described in Sections 9(g) and 9(h) that is prepared, used, authorized or approved by or on behalf of such Underwriter or any omission or alleged omission to state in any such Free Writing Prospectus a material fact necessary in order to make the statements therein (when read in conjunction with the Time of Sale Information), in the light of the circumstances under which they were made, not misleading, which untrue statement or omission was not corrected by a subsequent Underwriter Free Writing Prospectus supplied to the Company by such Underwriter prior to the Time of Sale to the applicable investor of Offered Certificates (including without limitation a contract of sale); provided that no Underwriter shall be obligated to so indemnify and hold the Company harmless to the extent that such losses, claims, damages, costs, expenses or liabilities arise out of or are based upon (A) an untrue statement or alleged untrue statement or omission or alleged omission contained in or made in reliance on and in conformity with any Issuer Information, Mortgage Loan Seller Information or Transaction Party Information or (B) any errors in the mathematical calculations reflected in such Free Writing Prospectus to the extent such errors arise out of or are based upon errors in such Issuer Information, Mortgage Loan Seller Information or Transaction Party Information.   This indemnity agreement will be in addition to any liability which any Underwriter may otherwise have. The Company acknowledges that only the statements set forth (i) in the [second to last] paragraph of the cover page of the Preliminary Prospectus, (ii) in the [fourth, fifth, eighth and ninth] paragraphs under the heading "Method of Distribution (Underwriter Conflicts of Interest)" in the Preliminary Prospectus, (iii) in the [third to last] paragraph of the cover page of the Prospectus and (iv) in the [fourth, fifth, eighth and ninth] paragraphs under the heading "Method of Distribution (Underwriter Conflicts of Interest)" in the Prospectus constitute the "Underwriter Supplied Information". Any Underwriter Free Writing Prospectus, or any other Free Writing Prospectus described in Section 9(g) or 9(h), that is prepared (or, if not prepared by any Underwriter, that is used, authorized or approved) by or on behalf of a particular Underwriter (or group of Underwriters) shall relate exclusively to and be

17

the several responsibility of such Underwriter (or joint and several responsibility of such Underwriters if more than one Underwriter has prepared (or, if not prepared by any Underwriter, has used, authorized or approved) such Free Writing Prospectus), and no other.

(c)   Each Underwriter (the "Indemnifying Underwriter") agrees, severally and not jointly to indemnify and hold harmless each of the other Underwriters, their respective officers and directors, and each person, if any, who controls such other Underwriters within the meaning of either the Securities Act or the Exchange Act (collectively, the "Non-Indemnifying Underwriters") against any and all losses, claims, damages, costs, expenses or liabilities, joint or several, to which any Non-Indemnifying Underwriter may become subject under the Securities Act, the Exchange Act or other federal or state statutory law or regulation, common law or otherwise, insofar as such losses, claims, damages, costs, expenses or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact, or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, in the Underwriter Supplied Information with respect to such Underwriter and (ii) any untrue statement or alleged untrue statement of a material fact contained at the Time of Sale to the applicable investor in the Offered Certificates (including without limitation a contract of sale) in any Underwriter Free Writing Prospectus, or any other Free Writing Prospectus described in Sections 9(g) or 9(h), in each case that was prepared (or, if not prepared by any Underwriter, was used, authorized or approved) by or on behalf of the Indemnifying Underwriter(s) or the omission or alleged omission to state therein at such time a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and will reimburse, as incurred, the Non-Indemnifying Underwriters for any legal or other expenses reasonably incurred by them in connection with investigating or defending against any such loss, claim, damage, liability or action; provided, that the Indemnifying Underwriter(s) shall not be liable under this Section 8(c) to any Non-Indemnifying Underwriter in respect thereof to the extent that the Non-Indemnifying Underwriter is entitled to indemnification or contribution for the subject loss, claim, damage, liability cost or expense (i) from another party pursuant to any separate indemnification agreement entered into by a Mortgage Loan Seller or a Transaction Party or (ii) from the Company hereunder. No Underwriter shall be liable to another Underwriter or any officer, director or controlling person with respect to such other Underwriter under this Section 8(c) for any losses, liabilities, claims or damages arising out of an untrue statement or alleged untrue statement or omission or alleged omission in any such document prepared by such other Underwriter. This agreement will be in addition to any liability that any Underwriter may otherwise have.

(d)   Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof, but the omission so to notify the indemnifying party shall not relieve the indemnifying party from any liability which it may have to any indemnified party under Section 8(a), (b) or (c), except to the extent that the indemnifying party has been materially prejudiced by such failure, or otherwise than under this Section 8. Upon request of the indemnified party, the indemnifying party shall retain counsel satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in

18

such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding as incurred. In case any such action is brought against any indemnified party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein, and to the extent it may elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof, with counsel satisfactory to such indemnified party (which may be counsel representing the indemnifying party); provided that if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel (and one local counsel, if it deems necessary) to assert such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of its election to assume the defense of such action and approval by the indemnified party of counsel, the indemnifying party shall not be liable to such indemnified party under this Section 8 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless (i) the indemnified party shall have employed separate counsel in connection with the assertion of legal defenses in accordance with the proviso to the immediately preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel (in addition to local counsel), approved by the indemnified party, representing the indemnified parties under such Section 8(a), (b) or (c), as the case may be, who are parties to such action), (ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent (which consent shall not be unreasonably withheld, conditioned or delayed), but if settled with such written consent or if there shall be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party, but only to the extent provided herein, from and against any loss, damage, cost, expense or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested that an indemnifying party reimburse the indemnified party for fees and expenses of counsel to which the indemnified party is entitled pursuant to this paragraph, the indemnifying party shall be liable for any settlement of any proceeding effected without its written consent if (1) such settlement is entered into more than thirty (30) days after receipt by the indemnifying party of such request, (2) the indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement and (3) such settlement does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of the indemnifying party. If the indemnifying party assumes the defense of any proceeding, it shall be entitled to settle such proceeding with the written consent of the indemnified party, which consent shall not be unreasonably withheld, conditioned or delayed, or, if such settlement (i) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any such indemnified party, and (ii) includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding, without the consent of the indemnified party.

USActive 32130282.3

(e)   If the indemnification provided for in subsection (a), (b) or (c) of this Section 8 is applicable in accordance with its terms with respect to one or more indemnifying parties, but is unavailable or insufficient to hold harmless an indemnified party under such subsection (a), (b) or (c) above, then in order to provide for just and equitable contribution, each such indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages, costs, expenses or liabilities referred to in such subsection (a), (b) or (c) above in such proportion as is appropriate to reflect (i) the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other from the offering of the Offered Certificates or (ii) if the allocation provided by the foregoing clause (i) is not permitted by applicable law, not only such relative benefits but also the relative fault of the indemnifying party or parties on the one hand and the indemnified party or parties on the other in connection with the untrue statements or omissions or alleged untrue statements or omissions that resulted in such losses, claims, damages, costs, expenses or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and an Underwriter on the other shall be deemed to be in the same proportion as the total proceeds from the issuance and sale of the Offered Certificates under this Agreement (before deducting expenses) received by the Company bear to the total underwriting discounts, commissions or other fees received by such Underwriter. The relative benefits received by an Underwriter on the one hand and another Underwriter on the other shall be deemed to be in the same proportion as the total underwriting discounts, commissions or other fees received by the first such Underwriter bear to the total underwriting discounts, commissions or other fees received by the other such Underwriter. The relative fault of the parties shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party on the one hand, or the indemnified party on the other, the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission or alleged statement or omission, and any other equitable considerations appropriate in the circumstances. The Company and the Underwriters agree that it would not be just and equitable if the amount of such contribution were determined by *pro rata* or per capita allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the first sentence of this subsection (e). The amount paid or payable by an indemnified party as a result of the losses, claims, damages, costs, expenses or liabilities referred to in the first sentence of this subsection (e) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating, preparing for or defending against any action or claim which is the subject of this subsection (e) subject to the limitations therein provided under subsection (d).

Notwithstanding anything to the contrary in this subsection (e), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 8, each person who controls an Underwriter within the meaning of the Securities Act or the Exchange Act and each officer and director of an Underwriter shall have the same rights to contribution as such Underwriter, and each person who controls the Company within the meaning of the Securities Act or the Exchange Act and each officer and director of the Company shall have the same rights to contribution as the Company, subject in each case to the preceding sentence of this subsection (e). Any party entitled to contribution shall, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect

20

of which a claim for contribution may be made against another party or parties under this subsection (e), notify such party or parties from whom contribution may be sought, but the omission to so notify such party or parties shall not relieve the party or parties from whom contribution may be sought from any other obligation it or they may have hereunder or otherwise than under this subsection (e).

Notwithstanding the provisions of this Section 8(e), no Underwriter shall be required to contribute or deemed to contribute any amount in excess of the amount by which the total underwriting discounts, commissions and other fees received by such Underwriter in connection with the offering of the Offered Certificates exceeds the amount of damages that such Underwriter has otherwise been required to pay by reason of any untrue or alleged untrue statement or omission or alleged omission.

The Underwriters' respective obligations to contribute pursuant to this Section 8 are several in proportion to the respective amount of Offered Certificates they have purchased hereunder, and not joint.

9.   Offering Communications; Free Writing Prospectuses

(a)   Unless preceded or accompanied by a prospectus satisfying the requirements of Section 10(a) of the Securities Act, no Underwriter shall convey or deliver any written communication (other than the Prospectus) to any person in connection with the initial offering of the Offered Certificates, unless such written communication (i) is made in reliance on Rule 134 under the Securities Act, (ii) is made in reliance on Rule 172 under the Securities Act, (iii) is the Time of Sale Information or the Prospectus, (iv) constitutes a "free writing prospectus," as defined in Rule 405 under the Securities Act (a "Free Writing Prospectus") or (v) such other written communication approved by the Company in advance. Without limitation thereby, without the prior written consent of the Company (which consent may be withheld for any reason), no Underwriter shall prepare, convey or deliver in connection with the initial offering of the Offered Certificates any Free Writing Prospectus or "ABS informational and computational material," as defined in Item 1101(a) of Regulation AB under the Securities Act ("ABS Informational and Computational Material"), in reliance upon Rules 167 and 426 under the Securities Act, other than materials provided to it by the Company, including the Preliminary Prospectus and the Issuer Free Writing Prospectuses (which include any FWP); provided that notwithstanding the foregoing, each Underwriter (other than an Underwriter that is not a Lead Underwriter) may use an Underwriter Free Writing Prospectus that does not include Issuer Information without obtaining the prior written consent of the Company.

(b)   Each Underwriter shall deliver to the Company any Free Writing Prospectus that was prepared by or on behalf of such Underwriter or any affiliate thereof (each, an "Underwriter Free Writing Prospectus") that contains any Issuer Information by no later than one (1) business day prior to the date of first use thereof or such later date as may be agreed to by the Company; except that:

(i)   any such Free Writing Prospectus or portion thereof prepared by or on behalf of such Underwriter that contains only a description of the final terms of the Offered Certificates shall be delivered by such Underwriter to the Company by no later

than the later of (A) the date such final terms have been established for all classes of the Offered Certificates or (B) the date of first use; and

(ii)   any such Free Writing Prospectus that contains only ABS Informational and Computational Materials may be delivered by an Underwriter to the Company not later than the later of (A) one (1) business day prior to the due date for filing of the Prospectus pursuant to Rule 424(b) under the Securities Act or (B) the date of first use of such Free Writing Prospectus.

(c)   Each Underwriter represents and warrants to the Company that the Free Writing Prospectuses to be furnished to the Company by such Underwriter pursuant to Section 9(b) hereof will constitute all Free Writing Prospectuses of the type described therein that were furnished to prospective investors by such Underwriter in connection with its offer and sale of the Offered Certificates.

(d)   Each Underwriter represents and warrants to the Company that each Free Writing Prospectus (other than an Issuer Free Writing Prospectus) required to be provided by it to the Company pursuant to Section 9(b) hereof did not, as of the date such Free Writing Prospectus was conveyed or delivered to any prospective investor, include any untrue statement of a material fact or omit to state any material fact necessary to make the statements contained therein, in the light of the circumstances under which they were made, not misleading and that each such Free Writing Prospectus complied with Rules 164 and 433 under the Securities Act; provided, no Underwriter makes any representation or warranty to the extent such misstatements or omissions are based upon or arise out of an untrue statement or omission in the Issuer Information supplied by the Company to such Underwriter, the Mortgage Loan Seller Information or the Transaction Party Information, which information was not corrected by information subsequently supplied by the Company, the related Mortgage Loan Seller or the related Transaction Party to such Underwriter a reasonable period prior to the Time of Sale to the applicable investor of the Offered Certificates (including without limitation, by means of a contract of sale).

(e)   The Company agrees to file with the Commission the following:

(i)   Each FWP and any other Free Writing Prospectus that constitutes an "issuer free writing prospectus," as defined in Rule 433(h) under the Securities Act (each, an "Issuer Free Writing Prospectus");

(ii)   Any Free Writing Prospectus or portion thereof delivered by an Underwriter to the Company pursuant to Section 9(b) hereof (but not any subsequent Free Writing Prospectus containing only information prepared by or on behalf of an Underwriter on the basis of or derived from Issuer Information previously filed);

(iii)   Any Free Writing Prospectus or portion thereof that contains a description of the final terms of the Offered Certificates, after such terms have been established for all classes in the offering; and

(iv)   Any Free Writing Prospectus for which the Company or any person acting on its behalf provided, authorized or approved information that is prepared and published

or disseminated by a person unaffiliated with the Company or any other offering participant that is in the business of publishing, radio or television broadcasting or otherwise disseminating communications; and

(v) any ABS Informational and Computational Material that is not being treated as a Free Writing Prospectus.

(f) Any Free Writing Prospectus required to be filed pursuant to Section 9(e) hereof by the Company shall be filed with the Commission not later than the date of first use of the Free Writing Prospectus, except that:

(i) any Free Writing Prospectus or portion thereof required to be filed that contains only a description of the final terms of the Offered Certificates may be filed by the Company within two (2) days of the later of the date such final terms have been established for all classes of Offered Certificates and the date of first use;

(ii) any Free Writing Prospectus or portion thereof required to be filed that contains only ABS Informational and Computational Material may be filed by the Company with the Commission not later than the later of the due date for filing of the Prospectus pursuant to Rule 424(b) under the Securities Act or two (2) business days after the date of first use of such Free Writing Prospectus; and

(iii) any Free Writing Prospectus required to be filed pursuant to Section 9(e)(iv) hereof may, if no payment has been made or consideration has been given by or on behalf of the Company for the Free Writing Prospectus or its dissemination, be filed by the Company with the Commission not later than four (4) business days after the Company becomes aware of the publication, radio or television broadcast or other dissemination of such Free Writing Prospectus.

(g) Each Underwriter (with the reasonable cooperation of the Company) shall file with the Commission any Free Writing Prospectus (other than a Free Writing Prospectus required to be delivered to the Company pursuant to Section 9(b)) that is neither an Issuer Free Writing Prospectus nor contains Issuer Information and that is used or referred to by such Underwriter or distributed by or on behalf of such Underwriter in a manner reasonably designed to lead to its broad, unrestricted dissemination not later than the date of the first use of such Free Writing Prospectus.

(h) Notwithstanding the provisions of Section 9(g) hereof, each Underwriter (with the reasonable cooperation of the Company) shall file with the Commission any Free Writing Prospectus for which such Underwriter or any person acting on its behalf provided, authorized or approved information that is prepared and published or disseminated by a person unaffiliated with the Company or any other offering participant that is in the business of publishing, radio or television broadcasting or otherwise disseminating written communications and for which no payment was made or consideration given by or on behalf of the Company or any other offering participant, not later than four (4) business days after such Underwriter becomes aware of the publication, radio or television broadcast or other dissemination of such Free Writing Prospectus.

(i)   Notwithstanding the provisions of <u>Sections 9(e)</u> (other than <u>9(e)(iii)</u>), <u>9(g)</u> and <u>9(h)</u> hereof, neither the Company nor any Underwriter shall be required to file (A) Issuer Information contained in any Free Writing Prospectus of an Underwriter or any offering participant other than the Company, if such information is included or incorporated by reference in the Prospectus or a Free Writing Prospectus previously filed with the Commission that relates to the offering of the Offered Certificates, (B) any Free Writing Prospectus or portion thereof that contains a description of the Offered Certificates or the offering of the Offered Certificates which does not reflect the final terms thereof or (C) any Free Writing Prospectus that does not contain substantive changes from or additions to a Free Writing Prospectus previously filed with the Commission.

(j)   The Company and the Underwriters each agree that any Free Writing Prospectuses prepared by each such party shall contain the following legend:

"The depositor filed a registration statement (including a prospectus) with the Securities and Exchange Commission (File No. 333-[_____]) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the Securities and Exchange Commission for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Alternatively, the depositor, Deutsche Bank Securities, Inc., any underwriter or any dealer participating in this offering will arrange to send you the prospectus after filing if you request it by calling toll free 1-800-503-4611 or by emailing prospectus.cpdg@db.com."

(k)   The Company and the Underwriters each agree to retain all Free Writing Prospectuses that they have used and that are not required to be filed pursuant to this <u>Section 9</u> for a period of three (3) years following the initial bona fide offering of the Offered Certificates.

(l)   In the event that the Company becomes aware that, as of the Time of Sale, the Preliminary Prospectus contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements contained therein, in the light of the circumstances under which they were made, not misleading, the Company shall (i) notify the Underwriters thereof within one business day after discovery, (ii) prepare and deliver to the Underwriters a supplement to the Preliminary Prospectus that corrects the material misstatement or omission in the Preliminary Prospectus and that meets the requirements of Rule 424(h)(2) under the Securities Act (such supplement, a "<u>Corrected Supplement</u>") and (iii) file such Corrected Supplement with the Commission in accordance with Rule 424(h) under the Securities Act. Upon receipt of such notice from the Company, the Underwriters shall:

(i)   Notify each investor in the Offered Certificates in a prompt fashion that any prior contract of sale with such investor has been terminated, and of such investor's rights as a result of termination of such agreement;

(ii)   Upon receipt of a copy of such Corrected Supplement from the Company, deliver, at least 48 hours prior to sending a new confirmation of sale to an investor in the Offered Certificates in accordance with Rule 15c2-8(b) under the Exchange Act, such Corrected Supplement to such investor;

24

(iii)   Provide such investor with an opportunity to enter into a new contract of sale on the terms described in the Time of Sale Information (as updated by such Corrected Supplement); and

(iv)   Comply with any other requirements for reformation of the original contract of sale, as described in Section IV.2.c of the Commission's Securities Offering Reform Release No. 33-8591.

(m)   In the event that the Company becomes aware, at any time between the Time of Sale or any Subsequent Time of Sale and the Closing Date, that any information in an Issuer Free Writing Prospectus or any Issuer Information contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein (when read in conjunction with the other applicable Time of Sale Information), in the light of the circumstances under which they were made, not misleading (a "Defective Issuer Free Writing Prospectus"), the Company shall notify the Underwriters of such untrue statement or omission within one business day after discovery (except for any Underwriter that informed the Company of such untrue statement or omission) and the Company shall, if requested by the Underwriters, prepare and deliver to the Underwriters a Free Writing Prospectus that corrects the material misstatement or omission in the Defective Issuer Free Writing Prospectus (such corrected Issuer Free Writing Prospectus, a "Corrected Issuer Free Writing Prospectus"). In the event that, at any time between the Time of Sale or any Subsequent Time of Sale and the Closing Date, any Underwriter becomes aware that any Underwriter Free Writing Prospectus delivered thereby to an investor in any Offered Certificates contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein (when read in conjunction with the applicable Time of Sale Information), in the light of the circumstances under which they were made, not misleading (a "Defective Underwriter Free Writing Prospectus" and, together with a Defective Issuer Free Writing Prospectus, a "Defective Free Writing Prospectus"), such Underwriter shall notify the Company of such untrue statement or omission within one business day after discovery (unless the Company was the party that informed such Underwriter of such untrue statement or omission) and the Underwriters shall, if requested by the Company:

(i)   if the Defective Free Writing Prospectus was an Underwriter Free Writing Prospectus, prepare a Free Writing Prospectus that corrects the material misstatement in or omission from the Defective Free Writing Prospectus (together with a Corrected Issuer Free Writing Prospectus, a "Corrected Free Writing Prospectus"), provided, that if an Underwriter Free Writing Prospectus and Issuer Free Writing Prospectus are both determined to be a Defective Free Writing Prospectus as a result of the same untrue statement or omission in each such document, then the Company shall prepare a single Corrected Free Writing Prospectus correcting both such Defective Free Writing Prospectuses;

(ii)   either (A) deliver the Corrected Free Writing Prospectus to each investor which received the Defective Free Writing Prospectus prior to entering into a contract of sale with such investor, clearly identifying or highlighting the Corrective Information, or (B) deliver the Corrected Free Writing Prospectus to each investor which received the Defective Free Writing Prospectus and has entered into a contract of sale, clearly

25

identifying or highlighting the Corrective Information, and (x) notify in writing each such investor in a prominent fashion that the prior contract of sale with such investor has been terminated, and of such investor's rights as a result of termination of such agreement and (y) provide such investor with an opportunity to affirmatively agree in writing to purchase the Offered Certificates on the terms described in the Corrected Free Writing Prospectus; and

(iii)   comply with any other requirements for reformation of the original contract of sale with such investor, as described in Section IV.A.2.c of the Commission's Securities Offering Reform Release No. 33-8591.

(n)   In the event that a Defective Free Writing Prospectus was an Issuer Free Writing Prospectus and the defective information was not Underwriter Supplied Information, Mortgage Loan Seller Information or Transaction Party Information and the Underwriters shall in good faith incur any costs to an investor in connection with the reformation of the contract of sale with the investor, the Company agrees to reimburse the Underwriters for such costs.

(o)   Each Underwriter covenants with the Company that, upon reasonable request, it will make available to the Company such personnel as are familiar with the Underwriter's compliance procedures for the purpose of answering questions concerning the Underwriter's practices and procedures for the preparation and dissemination of written materials concerning the Offered Certificates to prospective investors prior to the delivery of the final Prospectus to such investors.

(p)   Each Underwriter covenants with the Company that after the Prospectus is available the Underwriter shall not distribute any written information concerning the Offered Certificates to a prospective investor unless such information is preceded or accompanied by the final Prospectus.

10.   <u>Termination or Default by an Underwriter</u>.

(a)   This Agreement shall be subject to termination in the absolute discretion of the Underwriters, by notice given to the Company prior to delivery of and payment for the Offered Certificates, if prior to such time (i) trading in securities of the Company or DBSI or any affiliate of either on any major securities exchange on which such securities are commonly traded shall have been suspended or materially limited, (ii) any downgrading in the intended rating of any of the Offered Certificates by any rating agency, or any public announcement that any rating agency has under surveillance or review its rating of any of the Offered Certificates (with implication of a possible downgrading), (iii) trading in securities generally on the New York Stock Exchange or over-the-counter market shall have been suspended or materially limited or minimum prices shall have been established on such exchange, (iv) a general moratorium on commercial banking activities in New York shall have been declared by either federal or New York State authorities, or (v) there shall have occurred any material outbreak or escalation of hostilities or other calamity or crisis, the effect of which on the financial markets of the United States is such as to make it, in the reasonable judgment of the Underwriters, after consultation with the Company, impracticable to market the Offered Certificates on the terms specified in this

USActive 32130282.3

Agreement. In the event of a termination pursuant to this Section 10, fees and expenses of the Underwriters shall be paid by the Company pursuant to Section 7 of this Agreement.

(b) If any Underwriter defaults in its obligations to purchase the Offered Certificates hereunder and the aggregate principal amount of the Offered Certificates that such defaulting Underwriter or Underwriters agreed but failed to purchase does not exceed 10% of the total principal amount of the Offered Certificates to be purchased hereunder, DBSI may make arrangements satisfactory to the Company for the purchase of such Offered Certificates by other persons, but if no such arrangements are made by the Closing Date, each non-defaulting Underwriter (other than an Underwriter that is not a Lead Underwriter) shall be obligated to purchase the Offered Certificates (for each Class of Offered Certificates, in an amount equal to the product of (x) the principal amount of such Class that was failed to be purchased by such defaulting Underwriter and (y) the percentage of the principal amount of such Class obligated to be purchased by such non-defaulting Underwriter (set forth on Schedule I of this Agreement) of the sum of the total initial principal balance of such Class obligated to be purchased by all non-defaulting Underwriters) that such defaulting Underwriter agreed but failed to purchase hereunder. If any Underwriter so defaults and the aggregate principal amount of the Offered Certificates with respect to which such default occurs exceeds 10% of the total principal amount of the Offered Certificates to be purchased hereunder and arrangements satisfactory to DBSI and the Company for the purchase of such Offered Certificates by other persons are not made within 36 hours after such default, this Agreement will terminate without liability on the part of any non-defaulting Underwriter or the Company, except as provided in Section 10. In the event that, within the respective prescribed periods, DBSI has arranged for the purchase of such Offered Certificates by other persons or the non-defaulting Underwriters (other than an Underwriter that is not a Lead Underwriter) become obligated to purchase such Offered Certificates under this Section 10(b), DBSI and the Company may postpone the Closing Date for a period of not more than seven (7) days, in order to effect whatever changes the Company and DBSI reasonably believe may thereby be made necessary in the Registration Statement or the Prospectus, or in any other documents or arrangements, and the Company agrees to file promptly any amendments to the Registration Statement or the Prospectus that it and DBSI reasonably believe may thereby be made necessary. As used in this Agreement, the term "Underwriter" includes any person substituted for an Underwriter under this Section. Nothing herein will relieve a defaulting Underwriter from liability for its default.

11. Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers and the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of the Underwriters or the Company or any of the officers, directors or controlling persons referred to in Section 8 and will survive delivery of and payment for the Offered Certificates. The provisions of Sections 5(e), 5(f), 7 and 8 hereof shall survive the termination or cancellation of this Agreement.

12. Obligations of GACC. GACC hereby covenants and agrees with the Underwriters that GACC shall be liable to the Underwriters and the officers, directors and controlling persons referred to in Section 8(a) of this Agreement to the same extent as the Company for all of the obligations of the Company under Section 8 of this Agreement. GACC further agrees that the Underwriters shall not be bound or obligated to initially request the

Company to perform any of its obligations under <u>Section 8</u> of this Agreement, but may instead initially request GACC to perform such obligations. Additionally, GACC agrees that the Underwriters shall not be bound or obligated in any way to exhaust recourse against the Company before being entitled to demand the performance by GACC of the Company's obligations under <u>Section 8</u> of this Agreement. Performance by GACC of any of the Company's obligations under <u>Section 8</u> of this Agreement shall be deemed to be performance thereof by the Company and performance by the Company of its obligations under <u>Section 8</u> of this Agreement shall be deemed to be performance thereof by GACC.

13.   <u>Notices</u>. All communications hereunder will be in writing and effective only on receipt, and, will be mailed, delivered or either telegraphed or transmitted by telecopier and confirmed to them at the following addresses: (a) if sent to the Underwriters, (i) in the case of DBSI, to Deutsche Bank Securities Inc., 60 Wall Street, New York, New York 10005, Attention: Lainie Kaye, with a copy to Cadwalader, Wickersham & Taft LLP, 200 Liberty Street, New York, New York 10281, Attention: Anna H. Glick, Esq., (ii) in the case of [UNDERWRITERS' ADDRESSES]; (b) if sent to the Company, to Deutsche Mortgage & Asset Receiving Corporation, 60 Wall Street, New York, New York 10005, Attention: Lainie Kaye; or (c) as to any party hereto, to such other address as may hereafter be furnished by such party to the others in writing.

14.   <u>Successors</u>. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors and controlling persons referred to in <u>Section 8</u> hereof and their successors and assigns, and no other person will have any right or obligation hereunder.

15.   <u>GOVERNING LAW</u>. THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT, THE RELATIONSHIP OF THE PARTIES TO THIS AGREEMENT, AND/OR THE INTERPRETATION AND ENFORCEMENT OF THE RIGHTS AND DUTIES OF THE PARTIES TO THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS AND DECISIONS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CHOICE OF LAW RULES THEREOF. THE PARTIES HERETO INTEND THAT THE PROVISIONS OF SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW SHALL APPLY TO THIS AGREEMENT.

16.   <u>Counterparts</u>. This Agreement may be executed in any number of counterparts, each of which shall for all purposes be deemed to be an original and all of which shall together constitute but one and the same instrument. Delivery of an executed counterpart of a signature page of this Agreement in Portable Document Format (PDF) or by facsimile transmission shall be as effective as delivery of a manually executed original counterpart of this Agreement.

17.   <u>SUBMISSION TO JURISDICTION; WAIVER OF JURY TRIAL</u>. TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, EACH PARTY HERETO HEREBY IRREVOCABLY (I) SUBMITS TO THE JURISDICTION OF ANY NEW YORK STATE AND FEDERAL COURTS SITTING IN NEW YORK CITY WITH RESPECT TO MATTERS ARISING OUT OF OR RELATING TO THIS AGREEMENT; (II) AGREES THAT ALL CLAIMS WITH RESPECT TO SUCH MATTERS MAY BE HEARD AND

USActive 32130282.3

DETERMINED IN SUCH NEW YORK STATE OR FEDERAL COURTS; (III) WAIVES THE DEFENSE OF AN INCONVENIENT FORUM IN ANY ACTION OR PROCEEDING INVOLVING ANY SUCH CLAIMS IN ANY SUCH COURT; AND (IV) AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING IN ANY SUCH COURT SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, EACH PARTY HERETO WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST THE OTHER PARTIES, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS, OR OTHERWISE. EACH PARTY HERETO AGREES THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT.

[SIGNATURE PAGES FOLLOW]

USActive 32130282.3

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us a counterpart hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company and several Underwriters.

Very truly yours,

DEUTSCHE MORTGAGE & ASSET
RECEIVING CORPORATION

By:_____
    Name:
    Title:

By:_____
    Name:
    Title:

[ISSUING ENTITY] – Underwriting Agreement

Accepted at New York, New York
as of the date first written above.

DEUTSCHE BANK SECURITIES INC.

By:_____
    Name:
    Title:

By:_____
    Name:
    Title:

[UNDERWRITER]

By:_____
    Name:
    Title:

Acknowledged and agreed:

GERMAN AMERICAN CAPITAL CORPORATION

By:_____
    Name:
    Title:

By:_____
    Name:
    Title:

EXHIBIT A-1

FIRST PAGE OF THE PRELIMINARY PROSPECTUS

EXHIBIT A-2

FIRST PAGE OF EACH FWP

SCHEDULE I

Underwriting Agreement, dated as of [_____], 20[__].

Title and Description of Offered Certificates: [ISSUING ENTITY] Commercial Mortgage Pass-Through Certificates

Class	Initial Aggregate Certificate Balance or Notional Amount of Class	Purchase Price[(1)]	Approximate Initial Pass-Through Rate

(1) Expressed as a percentage of the aggregate Certificate Balance or Notional Amount of the relevant class of Certificates to be purchased.

Closing Time, Date and Location: 10:00 a.m. on [_____], 20[__], at the offices of Cadwalader, Wickersham & Taft LLP, 200 Liberty Street, New York, New York 10281.

Issuance and Delivery of Certificates: The Offered Certificates will be delivered in book-entry form through the Same-Day Funds Settlement System of The Depository Trust Company.

Class	Deutsche Bank Securities Inc.	[UNDERWRITER]

Schedule I-1